Form 20-F
period 2017-12-31
BBVA BANCO FRANCES SA
filed 2018-05-02
CIK 913059

As filed with the Securities and Exchange Commission on May 2, 2018

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Av. Córdoba 111, C1054AAA

Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive offices)

Eduardo González Correas – 011-54-11-4348-0000 (ext. 14483) – egonzalezcorreas@bbva.com – Av. Córdoba 111 31° (C1054AAA)

Ciudad Autónoma de Buenos Aires, Republic of Argentina

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

Title of class	Number of shares outstanding
Ordinary Shares, par value Ps.1.00 per share	612,659,638

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports)~~,~~ and (2) has been subject to such filing requirements for the past 90 days: ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer and large accelerated filer”, “accelerate filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Item 17☒ Item 18

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

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. BBVA Banco Francés S.A. (“BBVA Francés” or the “Bank”) undertakes no obligation to update or revise these forward-looking statements or to publicly release the results of any revisions to these forward-looking statements. The accompanying information in this annual report, including, without limitation, the information under “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” identifies important factors that could cause material differences between any forward-looking statements and actual results.

PRESENTATION OF FINANCIAL INFORMATION

General

BBVA Francés is an Argentine bank and maintains its financial books and records in Argentine pesos and prepares its Consolidated Financial Statements in conformity with the accounting rules established by Argentine Central Bank (the “Central Bank” or “BCRA”) related thereto (“BCRA GAAP”), which differ in some respects from generally accepted accounting principles in Argentina (see Note 4 to our Consolidated Financial Statements) and the generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 26 to our Consolidated Financial Statements for a description of the principal differences between BCRA GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income, total shareholders’ equity and cash flows. In this annual report, references to “$”, “US$”, “U.S. dollars” and “dollars” are to United States dollars and references to “Ps.” or “pesos” are to Argentine pesos. Percentages and certain dollar and peso amounts have been rounded for ease of presentation. Unless otherwise stated, all market share and other industry information has been derived from information published by the Central Bank.

In accordance with Decree No. 664/03 issued by the Federal Executive, Resolution No. 441 issued by the Argentine National Securities Commission (“CNV”) and Communication “A” 3921 of the BCRA, the Bank discontinued application of the restatement method on financial statements in equivalent purchasing power as of March 1, 2003.

Argentina’s professional accounting standards require the application of Technical Resolution No. 6 issued by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) (modified by Technical Resolution No. 39) which prescribes the accounting recognition of the effects of inflation when the Republic’s economic environment exhibits certain features. If the restatement of financial statements into constant currency were to become mandatory, the adjustment is to be applied by taking as a basis the last date on which the Bank adjusted its financial statements to reflect the effects of inflation.

As of December 31, 2017, the features set forth in Technical Resolution No. 6 had not been observed and, therefore, the Bank’s financial statements have not been restated into constant currency.

Unless otherwise indicated, financial information contained in this annual report reflects the consolidation of the following subsidiaries at the year end and for the fiscal years indicated below:

As of December 31,
Entity	2017	2016	2015
PSA Finance Argentina Compañía Financiera S.A.	X	X	X
Volkswagen Financial Services Compañía Financiera S.A.	X	X
Consolidar AFJP S.A. (undergoing liquidation proceedings)	X	X	X
BBVA Francés Valores S.A.	X	X	X
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	X	X	X

On January 7, 2002, Argentina abandoned the peso-dollar parity introduced in April 1991 under Law No. 23,928 (the “Convertibility Law”). Following the initial devaluation and the setting of an official rate exchange at Ps.1.4 per US$1.00, the peso was allowed to float, and as of April 26, 2018 the peso traded at Ps.20.4475 per US$1.00. See “Item 3. Key Information—Exchange Rates” for information regarding the evolution of rates of exchange since 2012.

As mentioned in Note 15 to our Consolidated Financial Statements, the Pension Fund Manager segment was affected by the reform of the integrated retirement and pension system and Consolidar AFJP S.A. has been undergoing liquidation proceedings since then. As the Pension Fund Manager segment did not meet the quantitative thresholds detailed in ASC 280-10-50-12, the Bank decided to discontinue the separate reporting for this segment since the fiscal year ended on December 31, 2016 and, instead, reports it within the BBVA Banco Francés S.A. (banking) segment. Prior years’ segment information has been modified to reflect this change in reporting.

BCRA Communication “A” 5541, of February 12, 2014, requires that financial institutions prepare their financial statements for fiscal years beginning on January 1, 2018 in accordance with International Financial Reporting Standards, as adopted by BCRA (“IFRS-BCRA”). IFRS-BCRA differs in significant respects from International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”).

We intend to file with the SEC our consolidated financial statements as of and for the year ended December 31, 2018 and for future periods applying IFRS-IASB. As a result, going forward we do not expect to present the reconciliation to U.S. GAAP, otherwise required by Item 18 of Form 20-F and included in Note 26 to the Consolidated Financial Statements. We intend to comply with the requirements of General Instruction G to Form 20-F and omit the earliest of the three years of audited financial statements required by Item 8.A.2 of Form 20-F.

When an entity adopts IFRS-IASB for the first time, it must follow the requirements of IFRS 1 “First-time adoption of International Financial Reporting Standards”, which establishes certain exceptions and exemptions for first-time adopters of IFRS-IASB regarding the general requirement to retrospectively apply IFRS-IASB.

Restatement

The Consolidated Statement of Cash Flows for the years ended December 31, 2016 and 2015 included in the Consolidated Financial Statements have been restated to correct misclassifications of income tax payments and the effect of foreign exchange rate changes on cash and cash equivalents (the “BCRA GAAP Restatement”). The BCRA GAAP Restatement does not impact BBVA Francés’ previously reported overall net change in cash and cash equivalents in the consolidated statements of cash flows under BCRA GAAP for any period presented or any prior periods. Finally, the BCRA GAAP Restatement does not impact BBVA Francés’ consolidated balance sheets or consolidated statements of income under BCRA GAAP for any periods presented or any prior periods. See Note 1.5 to the Consolidated Financial Statements.

In addition to the BCRA GAAP Reconciliation, the Bank has restated the presentation of cash flow information and its reconciliation of net income and shareholders’ equity as of and for the years ended December 31, 2016 and 2015 from BCRA GAAP to U.S. GAAP due to the BCRA Restatement and certain misclassifications and errors related to the consolidation of an entity and the allowance for loan losses (the “U.S. GAAP Restatement” and, together with the BCRA GAAP Restatement, the “Restatement”). The U.S. GAAP Restatement impacts BBVA Francés’ previously reported net income for the year ended December 31, 2016 and 2015 and shareholders’ equity at December 31, 2016 and 2015. See Notes 25.I and 26 to the Consolidated Financial Statements.

As a result of the Restatement, the management of the Bank, which is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act, when assessing the effectiveness of our internal control over financial reporting as of December 31, 2017, concluded that our internal control over financial reporting was not effective as of such date. See “Item 15. Controls and Procedures” and “Risk Factors—The Restatement could have a material adverse effect on our business, results of operations and financial condition and result in a decline in our share price”.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

▪	“BBVA Francés”, the “Bank” or the “Company” and terms such as “we”, “us” and “our” mean BBVA Banco Francés S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

▪	“BBVA” or the “BBVA Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

▪	“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2017, 2016 and 2015 prepared in accordance with BCRA GAAP and included in this Form 20-F.

- PART I -

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The historical financial information set forth below for the years ended December 31, 2017, 2016 and 2015 has been selected from, and should be read together with, the Consolidated Financial Statements included herein. The audited financial statements for 2014 and 2013 are not included in this document, but they are included in our annual reports on Form 20-F for the years ended December 31, 2016 and December 31, 2015, respectively, filed by us with the U.S. Securities and Exchange Commission (“SEC”) on April 19, 2017 and April 27, 2016, respectively, with retrospective adjustments made for the application of certain changes in accounting principles.

For information concerning the preparation and presentation of the Consolidated Financial Statements, see “Presentation of Financial Information”. See also “D. Risk Factors—Risks Relating to Argentina”, and “D. Risk Factors—Risks Related to the Argentine Financial System and to BBVA Francés” below.

	For the year ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of pesos) (1)
CONSOLIDATED INCOME STATEMENT
Amounts in accordance with BCRA GAAP
Financial income	24,599,569	22,679,938	16,564,779	13,276,999	8,243,409
Financial expenses	(9,552,561)	(10,255,842)	(7,121,001)	(5,660,119)	(3,253,810)
Gross intermediation margin - Gain	15,047,008	12,424,096	9,443,778	7,616,880	4,989,599
Provision for loan losses	(1,560,720)	(1,054,828)	(637,017)	(574,663)	(453,264)
Service income	11,279,481	8,255,907	6,095,836	4,678,533	3,453,850
Service expenses	(5,661,163)	(3,933,108)	(2,420,780)	(1,329,085)	(955,329)
Operating expenses	(12,613,471)	(9,557,633)	(6,595,146)	(5,607,097)	(3,900,469)
Other income	2,584,766	1,167,798	611,171	531,267	361,531
Other expenses	(2,827,718)	(1,102,470)	(526,814)	(336,952)	(295,800)
Net income before income tax expenses	6,248,183	6,199,762	5,971,028	4,978,883	3,200,118
Income tax expense	(2,264,629)	(2,449,870)	(2,050,470)	(1,670,724)	(1,121,460)
Results of subsidiaries attributable to minority interests	(105,289)	(106,220)	(136,071)	(103,663)	(54,414)
Net income for the year	3,878,265	3,643,672	3,784,487	3,204,496	2,024,244

Net income from financial transactions (2)	6,491,135	6,134,434	5,886,671	4,784,568	3,134,387

Net income per ordinary share (3) (4)	6.75	6.79	7.05	5.97	3.77
Net income per ADS (3) (4)	20.25	20.37	21.15	17.91	11.31
Dividends per ordinary share (4) (5)	1.68764	1.69685	1.67636	0.74505	0.05364
Dividends per ADS (4) (5)	5.06292	5.09055	5.02908	2.23515	0.16092
Net operating income per ordinary share (3) (4)	11.29	11.43	10.96	8.91	5.84
Net operating income per ADS (3) (4)	33.87	34.29	32.88	26.73	17.52
Average ordinary shares outstanding (in thousands) (4)	574,769	536,878	536,878	536,878	536,878

CONSOLIDATED BALANCE SHEET
Amounts in accordance with BCRA GAAP
Cash and due from banks	37,664,382	48,226,107	27,970,286	12,560,154	12,881,781
Government and corporate securities	34,048,445	12,738,809	14,422,191	11,633,489	3,459,935
Loans, net of allowances	128,366,202	78,889,921	56,563,321	41,442,840	36,468,194
All other assets	25,563,761	11,897,874	11,780,400	8,652,423	5,713,714
Total assets	225,642,790	151,752,711	110,736,198	74,288,906	58,523,624

Deposits	154,050,302	114,621,753	76,864,493	51,442,877	43,759,465
All other liabilities and minority interest in subsidiaries	45,535,940	20,670,923	20,155,342	12,514,153	7,607,979
Total liabilities and minority interest in subsidiaries	199,586,242	135,292,676	97,019,835	63,957,030	51,367,444

Capital stock	612,660	536,878	536,878	536,878	536,878
Issuance premiums	6,735,977	182,511	182,511	182,511	182,511
Adjustments to shareholders’ equity	312,979	312,979	312,979	312,979	312,979
Retained earnings	14,516,667	11,783,995	8,899,508	6,095,012	4,099,568
Unappropriated earnings	3,878,265	3,643,672	3,784,487	3,204,496	2,024,244
Total shareholders’ equity	26,056,548	16,460,035	13,716,363	10,331,876	7,156,180

For the year ended December 31,
2017	2016	2015	2014	2013
(in thousands of pesos) (1)
SELECTED RATIOS IN ACCORDANCE WITH BCRA GAAP

Profitability and Performance
Return on average total assets (6)	2.06%	2.78%	4.09%	4.83%	3.92%
Return on average shareholders’ equity (7)	18.24%	24.15%	31.47%	36.65%	32.95%
Services income as a percentage of operating expenses	89.42%	86.38%	92.43%	83.44%	88.55%
Operating expenses as a percentage of average total assets (8)	6.68%	7.28%	7.13%	8.44%	7.55%

Capital
Shareholders’ equity as a percentage of total assets	11.55%	10.85%	12.39%	13.91%	12.23%
Total liabilities as a multiple of shareholders’ equity	7.66	x	8.22	x	7.07	x	6.19	x	7.18	x

Credit Quality
Allowances for loans losses as a percentage of total loans	1.75%	2.01%	1.92%	2.21%	1.94%
Non-performing loans as a percentage of gross loans (9)	0.69%	0.77%	0.64%	0.99%	0.76%
Allowances for loans losses as a percentage of non-performing loans (8)	253.07%	262.65%	298.90%	224.20%	254.16%

	For the year ended December 31,
	2017	2016 Restated	2015 Restated	2014(10)	2013(10)
	(in thousands of pesos) (1)
AMOUNTS IN ACCORDANCE WITH U.S. GAAP
Net income	5,227,853	4,051,525	3,287,077	3,157,758	2,178,544
Net income per ordinary share (3) (4)	9.10	7.55	6.12	5.88	4.06
Net income per ADS (3) (4)	27.30	22.65	18.36	17.64	12.18
Average ordinary shares outstanding (thousands) (4)	574,769	536,878	536,878	536,878	536,878

Total assets	223,572,582	153,707,955	110,306,393	76,039,348	61,316,755
Total shareholders’ equity	27,897,981	17,075,489	13,770,518	10,834,230	7,615,291

(1)	Except net income per ordinary share and net income per ADS data and financial ratios.

(2)	Includes: financial income, financial expenses, allowances for loan losses, service charge income, service charge expenses and operating expenses.

(3)	Based on the average number of ordinary shares outstanding during the year.

(4)	The average number of ordinary shares outstanding during a year was computed as the average number of shares outstanding during the twelve months taking into account the outstanding amounts as of the end of each month.

(5)	For the fiscal year ended December 31, 2017, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on April 10, 2018 were Ps.970 million (see Note 14.b) to the Consolidated Financial Statements). For the fiscal year ended December 31, 2016, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on March 30, 2017 were Ps.911 million. For the fiscal year ended December 31, 2015, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on April 26, 2016 were Ps.900 million. For the fiscal years ended December 31, 2014, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on April 7, 2015 were Ps.400 million. For the fiscal years ended December 31, 2013, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on April 10, 2014 were Ps.28.8 million. Dividends per ordinary share for each year are calculated taking into account dividends declared in such year and the number of outstanding shares at the end of such year.

(6)	Net income as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.

(7)	Net income as a percentage of average stockholders’ equity, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.

(8)	Operating expenses as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.

(9)	Non-performing loans include all loans to borrowers classified as “Problem”, “Medium Risk”, “High Risk of Insolvency”, “High Risk”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the Central Bank’s loan classification system as well as all loans contractually past due 90 days or more. See “Item 4. Information on the Company—E. Selected Statistical Information—Allowance for Loan Losses and Loan Loss Experience”.

(10)	Amounts for the years ended December 31, 2014 and 2013 have not been restated pursuant to the U.S. GAAP Restatement described in Note 26 to the Consolidated Financial Statements.

Dividends

The table below shows the dividends paid on each ordinary share and the equivalent of those dividends expressed in terms of dividends per American Depositary Share, each representing three ordinary shares (the “ADSs”), in each case adjusted for all stock dividends during the relevant periods. The Central Bank requires that we maintain 20% of our net income in legal reserves.

	Declared Dividends Per Ordinary Share (1)		Declared Dividends Per ADS (1)
	Ps.(2)	US$	Ps.(2)	US$
December 31, 2017 (3) (4)	1.58326	0.07743	4.74978	0.23229
December 31, 2016 (3) (5)	1.69685	0.11182	5.09054	0.33547
December 31, 2015 (3) (6)	1.67636	0.11596	5.02908	0.34789
December 31, 2014 (3) (7)	0.74505	0.08434	2.23515	0.25301
December 31, 2013 (3) (8)	0.05364	0.00670	0.16092	0.02011

(1)	For the fiscal year ended December 31, 2017, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on April 10, 2018 were Ps.970 million (see Note 14.b) to the Consolidated Financial Statements).For the fiscal year ended December 31, 2016, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on March 30, 2017 were Ps.911 million. For the fiscal year ended December 31, 2015, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on April 26, 2016 were Ps.900 million. For the fiscal year ended December 31, 2014, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on April 7, 2015 were Ps.400 million. For the fiscal year ended December 31, 2013, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on April 10, 2014 were Ps.28.8 million. During the fiscal year ended December 31, 2017 the average number of outstanding shares were 574,768,744. During the fiscal years ended December 31, 2016, 2015, 2014 and 2013 the average number of outstanding shares were 536,877,850. Dividends per ordinary share for each year are calculated taking into account dividends declared in such year and the number of outstanding shares at the end of such year.

(2)	Historical values.

(3)	Since 2004, prior authorization from the Central Bank is required to pay dividends. See “Item 8. Financial Information—Dividends”.

(4)	Based upon the reference exchange rate quoted by the Central Bank at April 26, 2018.

(5)	Based upon the reference exchange rate quoted by the Central Bank at April 12, 2017.

(6)	Based upon the reference exchange rate quoted by the Central Bank at April 22, 2016.

(7)	Based upon the reference exchange rate quoted by the Central Bank at April 7, 2015.

(8)	Based upon the reference exchange rate quoted by the Central Bank at April 7, 2014.

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

The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Year /Period	High (1)	Low (1)	Average (2)	Period-end
	(in pesos per US$1.00)
2013	6.5180	4.9228	5.4789	6.5180
2014	8.5555	6.5430	8.1188	8.5520
2015	13.7633	8.5537	9.2692	13.0050
2016	16.0392	13.0692	14.7738	15.8502
2017	18.8300	15.1742	16.5665	18.7742
2018 (through April 26, 2018)	20.4475	18.4158	19.7987	20.4475
October 2017	17.6775	17.3217	17.4528	17.6713
November 2017	17.6703	17.3307	17.4925	17.3845
December 2017	18.8300	17.2600	17.7001	18.7742
January 2018	19.6525	18.4158	19.0290	19.6525
February 2018	20.1600	19.4700	19.8409	20.1150
March 2018	20.3875	20.1433	20.2378	20.1433
April 2018 (through April 26, 2018)	20.4475	20.1450	20.2095	20.4475

(1)	Source: BCRA.

(2)	The average of monthly average rates during the period.

The exchange rate on April 26, 2018 was Ps.20.4475 = US$1.00.

Fluctuations in the exchange rate between pesos and dollars affect the dollar equivalent of the peso price of the ordinary shares on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires, the “BCBA”) and as a result, would most likely affect the market price of the ADSs. Fluctuations in exchange rates also affect dividend income measured in dollars. The Bank of New York Mellon, as depositary for the ADSs, is required, subject to the terms of the deposit agreement, to convert pesos to dollars at the prevailing exchange rate at the time of making any dividend payments or other distributions. The following table shows the rate of devaluation of the peso vis-à-vis the dollar at year end, the rate of exchange (number of pesos per dollar prevailing in the Argentine foreign exchange market at year end) and the rate of inflation for wholesale price for the fiscal years ended December 31, 2017, 2016, 2015, 2014 and 2013.

Since the repeal of the Convertibility Law in January 2002, the peso has devalued approximately 1,944.75% vis-à-vis the dollar.

	As at December 31,
	2017	2016	2015	2014	2013
Devaluation Rate (1)	18.45%	21.88%	52.07%	31.21%	32.55%
Exchange Rate (2)	18.7742	15.8502	13.0050	8.5520	6.5180
Inflation Rate (3)	18.80%	34.50%	10.58%	28.27%	14.76%

(1)	For the twelve-month period then ending according to the Argentine Central Bank.

(2)	Pesos per dollar according to the Argentine Central Bank.

(3)	The inflation rate presented is for the Wholesale Price Index (“IPIM” by its acronym in Spanish) published by the Argentine National Statistics and Censuses Institute (“INDEC”) and is calculated over the prior twelve months.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

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

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation. As a consequence, our business and operations have been, and could in the future be, affected from time to time to varying degrees by economic and political developments and other material events affecting the Argentine economy, such as inflation, price controls, foreign exchange controls, fluctuations in foreign currency exchange rates and interest rates, governmental policies regarding spending and investment, national, provincial or municipal tax increases and other initiatives increasing government involvement in business activities, and civil unrest and local security concerns.

In 2001 and 2002, the Argentine economy suffered a severe economic and political crisis (the “Argentine Crisis”). Among other consequences, the Argentine Crisis resulted in Argentina defaulting on its foreign debt obligations and introducing emergency measures and numerous changes in economic policies that affected utilities, financial institutions and many other sectors of the economy. Argentina also suffered a significant real devaluation of the peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. Restrictions on deposit withdrawals from the banking system were implemented, as dollar-denominated loans and deposits were “pesified” (reclassified as peso-denominated) and maturities reprogrammed. In 2002, inflation soared to 40% while GDP collapsed by almost 11%. Following that crisis, Argentina substantially increased its real gross domestic product (“GDP”), growing 8.9% in 2005, 8.0% in 2006, 9.0% in 2007 and 4.1 % in 2008. During 2009, however, the Argentine economy suffered a slowdown attributed to local and external factors, including an extended drought affecting agricultural activities, and the effects of the global economic crisis which led to a contraction of the economy of 5.9% in 2009. Real GDP growth recovered in 2010 and 2011, increasing to 10.1% and 6.0%, respectively. However, real GDP fell again by 1.0% in 2012 and then grew by 2.4% in 2013. In 2014, the economy underwent another recession and GDP contracted by 2.5%. Finally, real GDP grew by 2.6% in 2015, primarily driven by an increase in public expenditures and investment. The economic and financial environment in Argentina was significantly influenced by the presidential elections held on November 22, 2015, which resulted in Mr. Mauricio

Macri being elected President of Argentina. Mr. Macri’s administration (the “Macri Administration”) took office on December 10, 2015 and launched a wide array of measures intended to correct longstanding fiscal and monetary policies that had resulted in recurrent public sector deficits, high inflation, pervasive foreign exchange controls and limited foreign investment. In 2016, the elimination of foreign exchange restrictions and rebalancing of utility rates led to an increase in inflation to 41% year-on-year according to the City of Buenos Aires index at year end and a considerable fall in consumption. As a result, GDP fell by 2.3% in 2016. Once the main imbalances were eliminated, the economy picked up again in 2017, with GDP growing 0.4% year-on-year in the first quarter, 2.9% year-on-year in the second quarter and 4.2% year-on-year in the third quarter of 2017. Although the inflation rate for 2017 slowed to 24.8% year-on-year it was higher than the goal defined by the Central Bank. The Macri Administration’s Cambiemos political party triumphed in the midterm elections of 2017, obtaining the necessary support to implement tax and pension reforms, as well as a fiscal agreement with the provinces aimed at normalizing the finances of the provincial administrations.

Sustainable economic growth and improved employment in the medium term will depend upon the manner in which the remaining structural imbalances are addressed and may develop adversely if these policy issues are not addressed adequately or successfully.

Inflation, any decline in GDP and/or other future economic, social and political developments in Argentina, over which we have no control, may adversely affect our business, results of operations and financial condition

The Macri Administration has implemented significant changes in policy and has announced additional measures, but the ability to successfully implement such additional measures and the eventual outcome of such changes in the medium term are still in doubt.

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

Since assuming office, the Macri Administration has implemented several significant economic and policy reforms and announced other intended reforms, including reforms to:

▪	foreign exchange restrictions;

▪	methodologies used by the Argentine National Statistics and Censuses Institute (the “INDEC”);

▪	financial policy;

▪	foreign trade policy;

▪	fiscal policy;

▪	monetary imbalances;

▪	Argentina’s energy generation and consumption regime;

▪	the reparation program for retirees and pensioners;

▪	the tax amnesty regime;

▪	tax matters, including payroll taxes; and

▪	labor matters.

For a description of these economic and policy reforms, see “Item 4. Information on the Company—Recent Political and Economic Developments in Argentina—The Macri Administration”.

Although we understand the Macri Administration believes that the national economy has responded largely as expected to the measures implemented to date, the ultimate long-term impact of each of these measures on the national economy as well as the ability to implement all announced measures as currently contemplated cannot be assured. The ability of the Macri Administration to implement legislative measures will require obtaining support from opposition parties. The opposition parties did support the passage of the Debt

Authorization Law submitted by the Macri Administration or the 2017 Budget Law. After the 2017 congressional elections, Cambiemos, Mr. Macri’s political party, increased its representation in both chambers of Congress but still lacks an absolute majority in either. As such, it will need to continue negotiating with the opposition parties in order to pass laws in Congress. If the Macri Administration’s agenda cannot be successfully implemented, including as a result of a lack of political support from opposition parties in Congress, the result may weaken confidence in the Argentine economy and adversely affect its financial condition, which could in turn have a material adverse effect on our business, results of operations and financial condition.

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

From 2007 to mid-2016, the CPI data for the Greater Buenos Aires area (the “CPI-GBA”) and for other Argentine regions/provinces published by the INDEC was not consistent with the CPI data published by private institutions. These inconsistencies created uncertainty regarding the Republic’s actual inflation rate and made it difficult to anchor inflation expectations. Assets, such as public bonds, indexed to the Benchmark Stabilization Ratio (Coeficiente de Estabilización de Referencia or “CER”) are adjusted according to the CPI-GBA. Uncertainties concerning official inflation indexes have since been reduced or eliminated with the publication of a credible inflation index by INDEC as discussed below. For more information see “Item 5. Operating and Financial Review and Prospect—Effects of Recent Events on BBVA Francés”.

Argentina’s professional accounting standards require applying Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) (as amended by Technical Resolution No. 39), which sets forth that financial statements are to be restated in constant currency when the Republic’s economic environment exhibits certain characteristics. In the event that the restatement of financial statements in constant currency becomes mandatory, the adjustment must be performed based on the last date on which the Bank adjusted its financial statements to reflect the effects of inflation.

Between January 12 and June 2, 2016, the government issued a series of resolutions designating either the CPI calculated by the government of the City of Buenos Aires, the only institution in Argentina with the statutory authority to produce official nationwide statistics, or the CPI calculated by the Province of San Luis as the index to be used by the Central Bank to calculate the CER. On June 15, 2016, the INDEC, Argentina’s principal statistics agency and the only national institution with the statutory authority to produce nation-wide statistics, published the inflation rate for May 2016 using its new methodology for calculating the CPI. Beginning as of June 26, 2016, the government resumed using the INDEC CPI to calculate the CER. Adjustments and payments on Argentina’s inflation-indexed debt are not subject to restatement or revision.

In 2017, the INDEC began publishing a national CPI index for the purpose of calculating CER adjustments going forward. This new national CPI extended the methodology of the previous CPI-GBA, which had covered only the City of Buenos Aires and Greater Buenos Aires, utilizing December 2016 as its base of 100. In the past and through the Fernández de Kirchner Administration, the government implemented programs to control inflation and monitor prices for essential goods and services, including attempts to freeze the prices of certain supermarket products, and price support arrangements agreed between the government and private sector companies in several industries and markets that did not address the structural causes of inflation and failed to reduce inflation. In early 2016, the government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline impacted prices, created additional inflationary pressure which resulted in an acceleration of inflation in 2016. Further increases in energy tariffs and other regulated prices led to an inflation rate of 24.8% year-on-year in 2017, missing the Central Bank inflation targets of 12-17% by a wide margin. These targets were changed at the end of 2017 to 15% for 2018, 10% for 2019 and 5% as a long-run target to be reached by 2020, one year later than previously targeted. For the first quarter of 2018, the inflation rate was 6.7%.

Inflation remains a significant challenge for Argentina given its persistent nature in recent years. The Macri Administration has announced its intention to reduce the primary fiscal deficit as a percentage of GDP over time and also reduce the government’s reliance on Central Bank financing by 0.5% of GDP per year until 2020. If, despite the measures adopted by the Macri Administration, these measures fail to address Argentina’s structural inflationary imbalances, the current levels of inflation may continue and have an adverse effect on Argentina’s economy and financial condition, which could in turn have a material adverse effect on our business, results of operations and financial condition.

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

Reports published by the International Monetary Fund (the “IMF”) stated that their staff used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which showed inflation rates considerably higher than those published by the INDEC since 2007. The IMF also censured Argentina for failing to make sufficient progress, as required under the Articles of Agreement of the IMF, in adopting remedial measures to address the quality of official data, including inflation and GDP data. In February 2014, the INDEC released a new inflation index, known as the National Urban Consumer Price Index (the “CPI NU”), which measured prices of goods across the Republic and replaced the previous index that only measured inflation in the greater Buenos Aires metropolitan area. Although the new methodology brought inflation statistics closer to those estimated by private sources, there were still significant differences between official inflation data and private estimates.

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

After revision of the methodology and data compilation in June 2016, the INDEC began publishing the CPI-GBA index for the Greater Buenos Aires area which showed inflation rates of 4.2% month-on-month in May 2016 and 3.1% month-on-month in June 2016, in line with private estimates. Also in June 2016, the INDEC published revised GDP series for the 2004-2015 period.

In July 2016, an IMF team met officers of the INDEC and the Argentine finance ministry to discuss the government’s new inflation and gross domestic product statistics and expressed it was pleased with Argentina’s efforts to restore confidence in its official statistics under the Macri Administration. In November 2016, the IMF concluded the Article IV Consultation with Argentina after 10 years of its last revision. At the same time, the Executive Board of the IMF lifted its censure on Argentina’s official data concluding that Argentina’s CPI and GDP data collection and publication were in line with international standards.

In order to be effective, reforms implemented by the INDEC require, however, data to be collected on a timely basis and the continuous implementation of correct methodologies. If these reforms fail to sustain credibility, such failure may adversely affect the Argentine economy. The INDEC’s past or future data also may be materially revised to reveal a different economic or financial situation in Argentina, which could affect investment decisions in the Republic. All of these factors could adversely affect our business, results of operations and financial conditions.

A considerable increase in the government’s expenditure could negatively affect the Argentine economy and its access to international financial markets.

Starting in 2005, public expenditures began to increase faster than public revenues and the primary fiscal balance of the national public non-financial sector went from a surplus of 3.2% of GDP in 2004 to a deficit of 5.4% of GDP in 2015. In 2016, the primary deficit was Ps.359.4 billion, which represented an increase of 52.9% compared with the previous year, because the reduction of export duties and the income tax reform negatively impacted revenue growth while the reduction in subsidies to the energy and transport sectors was slower than expected. The Macri Administration announced gradual adjustments to the primary fiscal deficit, which is expected to decline to -2.2 % of GDP in 2019. Most of the fiscal adjustments are intended to come from the elimination of the subsidies to the energy sector, a measure which is currently being implemented, while primary spending is expected to remain constant in real terms as revenues recover on the back of economic growth. In 2017, the Macri Administration met the primary fiscal deficit target of 4.2% of GDP by lowering the deficit to 3.9% of GDP.

Any further deterioration of the government’s fiscal position, however, would negatively affect its ability to access the debt markets and could in turn result in more limited access to such markets by Argentine companies, including BBVA Francés.

Moreover, in 2016 the government started issuing debt in the local Argentine market again after a number of years without any such issuance. Argentine private banks, such as BBVA Francés, often purchase such issuances. The Macri Administration has announced that it will continue to issue debt in the local Argentine market and this could lead to increased exposure of private banks, such as BBVA Francés, to the public sector.

The Macri Administration has undertaken important steps to curb the fiscal deficit through a series of tax and other measures aimed at increasing revenues, reducing energy, gas and transport subsidies and controlling public expenditures. However, we cannot assure that such measures will be successful or sufficient to reduce the fiscal deficit in the medium term.

Certain programs announced by the Macri Administration may also increase public expenditures, including the bill for the Programa de Reparación Histórica para Jubilados y Pensionados (Historical Reparations Program for Retirees and Pensioners) passed on June 29, 2016, which requires retroactive compensation to cover all potential beneficiaries. The tax reform approved in December 2017 stipulates the reduction of taxes for reinvested profits but on a gradual basis, so the impact is expected to lower tax collections by approximately 1.5% of GDP in four years.

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

The Argentine economy remains vulnerable to external events that could be caused by significant economic difficulties of Argentina’s major regional trading partners, particularly Brazil, or by more general “contagion” effects, including those precipitated by the economic policy of the current government of the United States and the United Kingdom’s impending departure from the European Union. Such external events and “contagion” effects could have a material adverse effect on Argentina’s economic growth and its ability to service its public debt, and, as a result, on our business.

Weak, flat or negative economic growth of any of Argentina’s major trading partners, such as Brazil, could adversely affect Argentina’s balance of payments and, consequently, Argentina’s economic growth.

In 2015 and 2016, the economy of Brazil, Argentina’s largest export market and the principal source of imports, experienced heightened negative pressure due to the uncertainties stemming from its political crisis, including the removal of Ms. Dilma Rousseff as President from office. The Brazilian economy contracted by 3.8% during 2015, mainly due to a 8.3% decrease in industrial production, and further decreased by 3.6% in 2016. The Brazilian real depreciated against the U.S. dollar by approximately 49.1% from January 2015 to February 2016, the largest depreciation in over a decade, in an attempt to increase exports, before appreciating by 15.98% between March 2016 and February 2017. Although the Brazilian economy began to recover in 2017 as GDP grew 1%, inflation fell to 2.9% year-on-year and the Real appreciated 1.5% year-on-year in December 2017, any deterioration of economic conditions in Brazil may reduce demand for Argentine exports and increase demand in Argentina for Brazilian imports. Political instability remains possible in Brazil, particularly given that in 2018 there are presidential elections, and any such Brazilian political instability could have a negative impact on the Argentine economy. Any deterioration of economic conditions in Brazil may reduce demand for Argentine exports and increase demand in Argentina for Brazilian imports. It is possible that Brazilian political instability could have a further negative impact on the Argentine economy.

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

The Argentine economy may also be affected by conditions in developed economies, such as the United States, that are significant trading partners of Argentina or have influence over world economic cycles. A more protectionist trade policy from the new government of the United States could affect world trade with negative repercussions for Argentina. If interest rates increase significantly in developed economies, including the United States and Europe, Argentina and its developing economy trading partners, such as Brazil, could find it more difficult and expensive to borrow capital and refinance existing debt, which could adversely affect economic growth in those countries. The perceptions as to the impact of the withdrawal of the United Kingdom from the European Union may adversely affect business activity and economic and market conditions in the United Kingdom, the Eurozone and globally, and could contribute to instability in global financial and foreign exchange markets. In addition, Brexit could lead to additional political, legal and economic instability in the European Union.

Any of these factors could adversely affect economic conditions in Argentina which would in turn adversely affect our business, results of operations and financial conditions.

A decline in international prices for Argentina’s principal commodity exports could have a material adverse effect on Argentina’s economy and public finances, and, as a result, on our business.

Historically, the commodities market has been characterized by high volatility. Despite the volatility of prices of most of Argentina’s commodities exports, commodities have significantly contributed to the government’s revenues during the 2000s due to the imposition of export duties on agricultural products in 2002. Although most duties were eliminated and the export tax on soy was reduced from 35% to 30% by the Macri Administration in 2016, and is expected to be further reduced in 2018 by 0.5% per month, the Argentine economy is still relatively dependent on the price of its main agricultural exports, primarily soy. This dependence, in turn, renders the Argentine economy vulnerable to commodity prices fluctuations. International commodities prices decreased during 2015 but partially recovered during 2016 and 2017. Declines in commodity prices may adversely affect the Argentine economy, and the government’s fiscal revenues, which could in turn adversely affect our business, results of operations and financial condition.

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

In response to the growing energy crisis, the Macri Administration declared a state of emergency with respect to the national electricity system, which was in effect until December 31, 2017. The state of emergency allowed the government to take actions designed to stabilize the supply of electricity to the Republic, such as instructing the Ministerio de Energía y Minería de la Nación (Ministry of Energy and Mining) to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system. In addition, the Macri Administration announced the elimination of certain energy subsidies and significant adjustments to electricity rates to reflect generation costs.

Additionally, the Macri Administration announced the elimination of a portion of subsidies to natural gas and adjustment to natural gas rates. As a result, average electricity and gas prices increased gradually as energy subsidies fell from Ps.209.2 billion in 2016 to Ps.125.6 billion (-39.9 % year-on-year) during 2017, according to the Ministry of Economy. However, certain of the government’s initiatives relating to the energy and gas sectors were challenged in the Argentine courts and resulted in judicial injunctions or rulings against the government’s policies, which were later lifted as the legal objections were overcome.

The Macri Administration has taken steps and announced measures to address the energy sector crisis while taking into consideration the implications of these price increases for the poorest segments of society by approving subsidized tariffs for qualifying users. Failing to address the negative effects on energy generation, transportation and distribution in Argentina with respect to both the residential and industrial supply, resulting in part from the pricing policies of the prior administrations, could weaken confidence in and adversely affect the Argentine economy and the Republic’s ability to service its debt. There can be no assurance that the measures adopted by the Macri Administration to address the energy crisis will not be challenged in the local courts in the future and/or be sufficient to restore production of energy in Argentina within the short or medium term.

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

The lack of a solid institutional framework and corruption have been identified as, and continue to be, a significant problem for Argentina. In Transparency International’s 2016 Corruption Perceptions Index survey of 176 countries, Argentina ranked #95. In the World Bank’s Doing Business 2017 report, Argentina ranked #117 out of 190 countries, up from #121 in 2016.

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

Fluctuations in the value of the peso may adversely affect the Argentine economy. The devaluation of the peso may have a negative impact on the government’s revenues (measured in U.S. dollars), fuel inflation and significantly reduce real wages. After several years of moderate variations in the nominal exchange rate, the peso lost 35.3% of its value in 2014, 33.7% in 2015 and 38.5% in 2016 considering the average foreign exchange rate in December of each year compared with the average foreign exchange rate in December of the previous year. In 2017, the depreciation of the peso fell to 11.8%, from an average foreign exchange rate of Ps.15.83 per dollar on average in December 2016 to an average of Ps.17.7 per dollar in December 2017).

Persistent high inflation during this period, with formal and “de facto” exchange controls, resulted in an increasingly overvalued real official exchange rate. Compounded by the effects of foreign exchange controls and restrictions on foreign trade, these highly distorted relative prices resulted in a loss of competitiveness of Argentine production, impeded investment and resulted in economic stagnation during this period. For a description of the measures taken by the Macri Administration to address these issues, see “Item 4. Information on the Company—Recent Political and Economic Developments in Argentina—The Macri Administration”.

A significant appreciation of the peso against the U.S. Dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports as a consequence of the loss of external competitiveness and further deterioration of the current account deficit. Any such appreciation could also have a negative effect on economic growth and employment and reduce tax revenues in real terms. From time to time, the Central Bank may intervene in the foreign exchange market in order to maintain the currency exchange rate. Additional volatility, appreciations or depreciations of the peso or reduction of the Central Bank’s reserves as a result of currency intervention could adversely affect the Argentine economy and the Republic’s ability to service its debt obligations.

Any of these factors could have a material adverse effect on our business, results of operations and financial condition.

There can be no assurances that the Republic will be able to obtain financing on satisfactory terms in the future, which could have a material adverse effect on the Republic’s ability to make payments on its outstanding public debt.

The Republic’s future tax revenue and fiscal results may be insufficient to meet its debt service obligations and the Republic may have to rely in part on additional financing from domestic and international capital markets in order to meet future debt service obligations. However, the Republic may not be able to access international or domestic capital markets at acceptable prices or at all, and, if that is the case, the Republic’s ability to service its outstanding public debt could be adversely affected, which could in turn adversely affect Argentina’s economy and financial condition and thereby have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to the Argentine Financial System and to BBVA Francés

The short-term structure of the deposit base of the Argentine financial system, including the deposit base of the Bank, could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation.

In recent years, growth of the Argentine financial sector has been heavily dependent on deposit levels because of the relatively small size of the Argentine capital markets and the lack of access to foreign capital markets. Since the Macri Administration took office, access to foreign capital markets has again been possible, supporting credit growth in addition to the deposit base, but there is no assurance that access to foreign credit markets will continue in the future.

In 2016, the implementation of the tax amnesty regime resulted in a significant growth of deposits, mainly in U.S. dollars. Additionally, in 2017, the local capital markets also started showing signs of activity and numerous companies, some of them banks, including BBVA Francés, were able to access funding in the local capital markets. During 2017, loans grew at a faster rate than deposits did. That was possible because banks had an excess of liquid assets in their books, and some banks, including BBVA Francés, also raised new capital.

Even though, the liquidity of the Argentine financial sector is currently relatively high due to the high level of minimum cash requirements applicable to Argentine financial institutions. These requirements can be met by holding either cash or other short-term investments, such as Argentine treasury bills issued by the Central Bank. For BBVA Francés, these liquid assets account for 35.3% of our total deposits as of December 31, 2017.

Notwithstanding the above, because most deposits are short-term deposits, a substantial part of loans must also have short-term maturities to match the terms of the deposits. The proportion of long-term credit lines, such as mortgages, is small, although it has been growing faster lately as a consequence of the success of inflation-adjusted (“UVA”) loans. UVA deposits, which have a tenor of at least six months, have also started to grow, but at a slower pace than loans. We expect that during 2018, Argentine banks will be able to start issuing UVA debt in the local capital markets, thereby lengthening the maturity of their liabilities. However, there is no assurance that this will be the case.

We have a continuous demand for liquidity to fund our business activities. Our profitability or solvency could be adversely affected if access to liquidity and funding is constrained or made more expensive for a prolonged period of time. Furthermore, withdrawals of deposits or other sources of liquidity may make it more difficult or costly for us to fund our business on favorable terms. Although we believe that deposit liquidity levels are currently reasonable, no assurance can be given that those levels will not be reduced due to future negative economic conditions or otherwise. If depositors lose confidence as a result of negative economic conditions or otherwise and withdraw significant funds from financial institutions, there will be a substantial negative impact on the manner in which financial institutions, including us, conduct their business and on their and our ability to operate as financial intermediaries. If we are unable to access adequate sources of medium and long-term funding or if we are required to pay high costs in order to obtain the same and/or if we cannot generate profits and/or maintain our current volume and/or scale of our business, whether due to a decline in deposits or otherwise, our liquidity position and ability to honor our debts as they come due may be adversely affected, which could have a material adverse effect on our business, results of operations and financial condition.

Significant growth of peso cash (banknotes) positions in the Bank could have an adverse impact on our results of operations.

The Central Bank has made a key policy of trying to minimize the use of physical bills (banknotes) in the economy as a way to reduce informal activity and improve efficiency. This policy involves numerous sectors of the Argentine economy, including banks, and is likely to require significant time to realize significant changes. Since 2012, the Argentine Central Bank’s charter states that peso cash balances in physical bills (banknotes) cannot be used by financial institutions to comply with statutory reserve requirements. As a result, the Bank has sought to minimize its peso cash balances in physical bills (banknotes), as they yield no income. Since the second half of 2016, the Central Bank began refusing to receive physical bills from financial institutions in order to further decrease their use in the Argentine economy. As a consequence, BBVA Francés’ balance of physical bills increased above normal levels, mainly through the first half of 2017, as a result of our business strategy of collecting a substantial amount of physical bills from large retail corporations as a way to promote business within the retail sector. Collecting bills generates a surplus of bills that the Bank used to deposit in its current account in the Central Bank and then allocated to profitable assets. This policy affected adversely our net income through these periods. Although the Bank took measures to offset this impact, such as raising the fees we charge for the collection service or reducing the net amount of bills we receive from customers every month, and banknotes balances declined to pre-2016 levels from the third quarter of 2017, no assurance can be given that our peso cash balances in physical bills (banknotes) will not arise again in the future. Therefore, a significant growth of peso cash balances in physical bills (banknotes) positions in the Bank could have an adverse impact on our business, results of operations and financial condition.

Reduced spreads between interest rates received on loans and those paid on deposits without corresponding increases in lending volumes could adversely affect our profitability.

The spread for Argentina’s financial sector between the interest rates on loans and deposits could be affected as a result of increased competition in the banking sector and the government’s tightening of monetary policy in response to inflation concerns. During recent years, the financial sector has registered in Argentina an increase in interest rates. The relative weight of demand deposits as sources of liquidity in the Argentine financial system results in an increase of spreads between interest rates received on loans and those paid on deposits. As inflation is declining, a decrease in interest rates is expected to occur, which should in turn result in a higher demand for credit, with higher volume of activity compensating lower margins. However, we can provide no assurance that an increase in the volume of lending will occur. Any failure to increase the volume of lending could have a material adverse effect on our business, results of operations and financial condition.

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

In the current Argentine scenario where the government is attempting to stabilize high inflation rates, there is a risk of volatility in the interest rates. This scenario could adversely affect our financial margin as a result of differential movements in interest rates for deposits, loans or other bank assets and liabilities. In addition, a high proportion of loans referenced to variable interest rates makes debt service on such loans more vulnerable to changes in interest rates. In addition, a rise in interest rates could reduce the demand for credit and our ability to generate credit for our clients, as well as contribute to an increase in the credit default rate. As a result of these and the above factors, significant changes or volatility in interest rates could have a material adverse effect on our business, results of operations and financial condition.

Mismatch between UVA loans and UVA deposits could adversely affect our profitability

During 2017, new UVA mortgages started to grow significantly. At the same time, the Bank launched UVA deposits, but such deposits grew at a slower pace. The Bank is also considering UVA bonds and other instruments to offset the mismatch. If this mismatch continues or increases in the future it could have a material adverse effect on our business, results of operations and financial condition.

Our estimates and established reserves for credit risk and potential credit losses may prove to be inaccurate and/or insufficient, which may materially and adversely affect our results of operations and financial condition.

A number of our products expose us to credit risk, including consumer loans, commercial loans and other receivables. Changes in the income levels of our borrowers, increases in the inflation rate or an increase in interest rates could have a negative effect on the quality of our loan portfolio, causing us to increase provisions for loan losses and resulting in reduced profits or in losses. We estimate and establish reserves for credit risk and potential credit losses. This process involves subjective and complex judgments, including projections of economic conditions and assumptions on the ability of our borrowers to repay their loans. We may not be able to timely detect these risks before they occur, which may increase our exposure to credit risk. Overall, if we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if our loan loss reserves are insufficient to cover future loan losses, this could have a material adverse effect on our business, results of operations and financial condition.

Increased competition in the banking industry may adversely affect the Bank’s operations.

The markets in which we operate are highly competitive and this trend will likely continue. In particular, we expect that competition with respect to small- and medium-sized businesses is likely to increase. As a result, even if the demand for financial products and services from these markets continues to grow, competition may adversely affect our results of operations by decreasing the net margins we are able to generate. In addition, the trend towards consolidation in the banking industry has created larger and stronger banks with which we must now compete. We also face competition from non-bank competitors, such as payment platforms, e-commerce businesses, department stores (for some credit products), automotive finance corporations, leasing companies, factoring companies, mutual funds, pension funds, insurance companies and crowdfunding platforms. There can be no assurance that this competition will not have a material adverse effect on our business, results of operations and financial condition.

Our credit ratings depend on sovereign credit ratings, and such dependence limits our access to international financial markets.

Our credit ratings are based on Argentina’s sovereign rating, which has fluctuated considerably since the Argentine Crisis. As a result, our ratings have also fluctuated in this period, although they have tended to be higher than the sovereign rating. These fluctuations impact our costs of funding, our collateral obligations and our ability to access international markets. Although Argentina is no longer in default following the final agreement reached with certain of the holders of bonds issued by the Republic (holdouts), and during the last two years Argentina’s sovereign ratings have been upgraded, a decrease in Argentina’s sovereign rating could limit our access to financing or make such financing more expensive for us, even if available, which could have a material adverse effect on our business, results of operations and financial condition.

During the last two years, the rating agencies upgraded Argentina’s sovereign ratings, which, among other matters, has allowed the Republic and certain companies to have access to the international capital markets.

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

Furthermore, we are under continuous threat of loss due to cyber-attacks, especially as we continue to expand customer capabilities to utilize internet and other remote channels to transact business. Two of the most significant cyber-attack risks that we face are e-fraud and breach of sensitive customer data. Loss from e-fraud occurs when cybercriminals breach and extract funds directly from customers’ or our accounts. A breach of sensitive customer data, such as account numbers, could present significant reputational, legal and/or regulatory costs to us.

Over the past few years, there have been a series of distributed denial of service attacks on financial services companies. Distributed denial of service attacks are designed to saturate the targeted online network with excessive amounts of network traffic, resulting in slow response times, or in some cases, causing the site to be temporarily unavailable. Generally, these attacks have not been conducted to steal financial data, but meant to interrupt or suspend a company’s internet service. While these events may not result in a breach of client data and account information, the attacks can adversely affect the performance of a company’s website and in some instances have prevented customers from accessing a company’s website. Distributed denial of service attacks, hacking and identity theft risks could cause serious reputational harm. Cyber threats are rapidly evolving and we may not be able to anticipate or prevent all such attacks. Our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, our plans to continue to provide internet banking and mobile banking channels, and our plans to develop additional remote connectivity solutions to serve our customers. We may incur increasing costs in an effort to minimize these risks and could be held liable for any security breach or loss.

Additionally, fraud risk may increase as we offer more products online or through mobile channels.

In addition to costs that may be incurred as a result of any failure of our IT systems, we could face fines from bank regulators if we fail to comply with applicable banking or reporting regulations as a result of any such IT failure or otherwise.

We face security risks, including denial of service attacks, hacking, social engineering attacks targeting its colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure.

Our computer systems and network infrastructure and those of third parties, on which we are highly dependent, are subject to security risks and could be susceptible to cyber-attacks, such as denial of service attacks, hacking, terrorist activities or identity theft. Our business relies on the secure processing, transmission, storage and retrieval of confidential, proprietary and other information in its computer and data management systems and networks, and in the computer and data management systems and networks of third parties. In addition to accessing our network, products and services, our customers and other third parties may use personal mobile devices or computing devices that are outside of our network environment and are subject to their own cybersecurity risks.

We, our customers, regulators and other third parties, including other financial services institutions and companies engaged in data processing, have been subject to, and are likely to continue to be the target of, cyber-attacks. These cyber-attacks include computer viruses, malicious or destructive code, phishing attacks, denial of service or information, ransomware, improper access by employees or vendors, attacks on personal email of employees, ransom demands to not expose security vulnerabilities in our systems or the systems of third parties or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of us, our employees, our customers or of third parties, damage our systems or otherwise materially disrupt our or our customers’ or other third parties’ network access or business operations. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities or incidents. Despite efforts to ensure the integrity of our systems and implement controls, processes, policies and other protective measures, we may not be able to anticipate all security breaches, nor may we be able to implement guaranteed preventive measures against such security breaches. Cyber threats are rapidly evolving and we may not be able to anticipate or prevent all such attacks and could be held liable for any security breach or loss.

Cybersecurity risks for banking organizations have significantly increased in recent years in part because of the proliferation of new technologies, and the use of the internet and telecommunications technologies to conduct financial transactions. For example, cybersecurity risks may increase in the future as we continue to increase our mobile-payment and other internet-based product offerings and expand our internal usage of web-based products and applications. In addition, cybersecurity risks have significantly increased in recent years in part due to the increased sophistication and activities of organized crime affiliates, terrorist organizations, hostile foreign governments, disgruntled employees or vendors, activists and other external parties, including those involved in corporate espionage. Even the most advanced internal control environment may be vulnerable to compromise. Targeted social engineering attacks and “spear phishing” attacks are becoming more sophisticated and are extremely difficult to prevent. In such an attack, an attacker will attempt to fraudulently induce colleagues, customers or other users of our systems to disclose sensitive information in order to gain access to its data or that of our clients. Persistent attackers may succeed in penetrating defenses given enough resources, time, and motive. The techniques used by cyber criminals change frequently, may not be recognized until launched and may not be recognized until well after a breach has occurred. The risk of a security breach caused by a cyber-attack at a vendor or by unauthorized vendor access has also increased in recent years. Additionally, the existence of cyber-attacks or security breaches at third-party vendors with access to our data may not be disclosed to it in a timely manner.

We also face indirect technology, cybersecurity and operational risks relating to the customers, clients and other third parties with whom we does business or upon whom we rely to facilitate or enable our business activities, including, for example, financial counterparties, regulators and providers of critical infrastructure such as internet access and electrical power. As a result of increasing consolidation, interdependence and complexity of financial entities and technology systems, a technology failure, cyber-attack or other information or security breach that significantly degrades, deletes or compromises the systems or data of one or more financial entities could have a material impact on counterparties or other market participants, including us. This consolidation, interconnectivity and complexity increases the risk of operational failure, on both individual and industry-wide bases, as disparate systems need to be integrated, often on an accelerated basis. Any third-party technology failure, cyber-attack or other information or security breach, termination or constraint could, among other things, adversely affect our ability to effect transactions, service our clients, manage our exposure to risk or expand our business.

Cyber-attacks or other information or security breaches, whether directed at us or at third parties, may result in a material loss or have material consequences. Furthermore, the public perception that a cyber-attack on our systems has been successful, whether or not this perception is correct, may damage our reputation with customers and third parties with whom we do business. Hacking of personal information and identity theft risks, in particular, could cause serious reputational harm. A successful penetration or circumvention of system security could cause us serious negative consequences, including loss of customers and business opportunities, significant business disruption to our operations and business, misappropriation or destruction of our confidential information and/or that of our customers, or damage to our or our customers’ and/or third parties’ computers or systems, and could result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, additional compliance costs, and could adversely impact our results of operations, liquidity and financial condition.

An increase in fraud or transaction errors may adversely affect our reputation, results of operations and financial condition.

Due to the large number of transactions that occur in a financial institution such as the Bank, errors can occur and worsen before being detected and corrected. In addition, some of our transactions are not fully automatic, which may increase the risk of human error, or manipulation, and it may be difficult to detect losses quickly. If we are unable to effectively and timely detect and remedy fraudulent and erroneous transactions, it could damage our reputation, entail serious costs and affect our transactions, as well as have a material adverse effect on our business, results of operations and financial condition.

Because we are a financial institution, any insolvency proceeding against us would be subject to the powers of, and intervention by, the Central Bank, which may limit remedies otherwise available and extend the duration of the proceedings.

Under Argentine law, the liquidation and commencement of bankruptcy proceedings against financial institutions, until their banking license has been revoked by the Central Bank, may only be commenced by the Central Bank. If BBVA Francés were unable to pay its debts as they come due, the Central Bank could intervene and revoke our banking license, and file a bankruptcy petition before a commercial court. If the Central Bank intervenes, the reorganization proceeding could take longer and it is likely that the shareholders’ remedies would be restricted. During any such process, the Central Bank would have to consider its interests as a regulator and could well prioritize the claims of other creditors and third parties against us. As a result of any such intervention, shareholders may realize substantially less on the claims than they would in a bankruptcy proceeding of a non-financial institution in Argentina or a financial institution or non-financial institution in the United States or any other country.

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

The Argentine national constitution and the Argentine Consumer Protection Law No. 24,240, as supplemented or amended (the “Consumer Protection Law”), contain certain provisions regarding class actions. However, their guidance with respect to procedural rules for instituting and trying class action cases is limited. Nonetheless, Argentine courts have admitted class actions in certain cases, including various lawsuits against financial institutions related to “collective interests” such as alleged overcharging on products, interest rates and advice in the sale of public securities. Recently, some of these lawsuits have been settled by the parties out of court. These settlements have typically involved an undertaking by the financial institution to adjust its fees and charges. If class action plaintiffs were to prevail in these or other matters against financial institutions generally, or against us specifically, this could have an adverse effect on the financial industry generally and on our business, results of operations and financial condition in particular.

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

As of December 31, 2017, our parent company, BBVA, directly or beneficially owned 66.55% of our capital stock. As a result, BBVA controls virtually all decisions with respect to our company made by shareholders. It may, for example, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities and determine the timing and amounts of dividends, if any, always subject to the applicable legal framework. Its interests may conflict with your interests as a holder of our shares or ADSs, and it may take actions that might be desirable to BBVA but not to our other shareholders.

Our plan to grow our business depends on our ability to manage our relationships with partners and grow our deposit base.

We plan to grow our business by, among other means, increasing our client base. Our strategic partnerships are important components of our client acquisition strategy. We have various strategic partnerships, including those with LATAM Airlines, soccer clubs Boca Juniors, River Plate and Talleres de Cordoba, car manufacturers Peugeot, Renault and Volkswagen, and insurance companies such as La Caja, which we depend on to expand our client reach cost efficiently, further expand our points of presence and enhance our value proposition. Any deterioration in our relationships with our strategic partners could adversely affect our strategy and materially and adversely affect our business, results of operations and financial condition.

In addition, the successful growth of our business depends on our ability to grow our deposit base. A tax amnesty law introduced in Argentina in July 2016 resulted in the declaration of over US$115 billion of undeclared assets by Argentine residents, improving our deposit base. Political, economic or legal developments in Argentina or other factors could lead customers to withdraw funds from the Argentine financial system, adversely affecting us. Moreover, we expect improvements in the Argentine economy, including lower inflation and increased bancarization and lending activity in the Argentine banking sector, to contribute to the growth of our business and profitability. If our assumptions prove to be incorrect, it could have a material adverse effect on our business, results of operations and financial condition.

We may enter into one or more acquisitions which could adversely affect the value of the Bank.

We regularly explore consolidation opportunities in the ordinary course of business and believe there are significant opportunities to expand our footprint in the Argentine banking sector. In the event that we choose to make an acquisition in the future, any such transaction would involve a number of risks and uncertainties, including:

▪	the possibility that we pay more than the value we will derive from any such transaction;

▪	the possibility that Argentine economic and political conditions will not develop in the manner we expect;

▪	the possibility that the Argentine financial services market will not develop in the manner we expect;

▪	a reduction in our cash available for operations and other uses;

▪	the potential incurrence of indebtedness to finance any such transaction;

▪	delays in achieving or our failure to achieve successfully achieve the anticipated benefits of any acquisition;

▪	difficulties in integrating any business acquired, including difficulties in harmonizing the companies’ operating practices, technology platforms, internal controls and other policies, procedures and processes;

▪	diversion of management time and resources in coordinating a larger or more geographically dispersed organization;

▪	the quality of the assets of the acquired business may be lower than we anticipate; and

▪	the assumption of certain liabilities, whether known or unknown.

Any of the foregoing or other risks and uncertainties related to any acquisition could have a material adverse effect on our business, results of operations and financial condition or the value of the Bank.

We may suffer adverse consequences related to our calculation of income tax for the year ended December 31, 2016

As discussed in our Form 6-K furnished to the SEC on June 30, 2017, on May 12, 2017, we filed a request for declaratory judgment with the Contentious Administrative Federal Court No. 12, Secretariat No. 23, seeking that such court declare unconstitutional certain provisions of Argentine law that prevented us from applying such inflation adjustment mechanism. On May 12, 2017, we filed our income tax return for 2016 giving effect to this adjustment for inflation.

On May 29, 2017, the Argentine Central Bank, without ruling on the merits of our application of the inflation adjustment mechanism nor on our right to initiate the above legal action, issued a formal notice requiring us to record a provision of Ps.1,185.8 million in our statements of operations in order to recognize a regulatory reserve against what the Central Bank considers possible contingencies arising from the tax position we assumed. In response to this formal notice, we filed a petition providing documentation supporting our assessment and requesting that the order from the Central Bank be reviewed. We have not yet been notified of the Central Bank’s response to this petition. On June 7, 2017, we recorded this provision for Ps.1,185.8 million following the Central Bank’s request, which was reflected in our statements of operations for the year ended December 31, 2017. This provision affects the comparability of our results of operations for the year ended December 31, 2017, as compared with our results for other periods.

In addition, based on legal precedents applicable to this case, we have not modified our income tax return for the year ended December 31, 2016, as we intend to continue to pursue a declaratory judgment from the court. We cannot predict the outcome of this legal action or whether we will be required to amend our income tax return for 2016 in the future. If we are required to amend our income tax return for 2016, we may be required to pay interest and charges to the Argentine tax authorities, and may be subject to an investigation or legal action by such authorities. We cannot predict the outcome of any such investigation or legal action or whether it would have a material adverse effect on our business, results of operations or financial condition, or the trading prices of our ordinary shares and ADSs.

Legal, Regulatory and Compliance Risks

We operate in a highly regulated environment, and our operations are subject to regulations adopted, and measures taken, by several regulatory agencies.

Financial institutions in Argentina are subject to significant regulation relating to functions that historically have been determined by the Central Bank and other regulatory authorities. The Central Bank may penalize us, in case of any breach of applicable regulations. Similarly, the CNV, which authorizes securities offerings and regulates the public securities markets in Argentina, has the authority to impose sanctions on us and our Board of Directors for breaches of corporate governance. In addition, pursuant to Law No. 26,831, the CNV may appoint supervisors with veto powers over resolutions of our board of directors and may temporarily remove our board of directors when as determined by the CNV, minority shareholders’ or bondholders’ interests or rights have been infringed upon. The Financial Information Unit (Unidad de Información Financiera, or “UIF”) regulates matters relating to anti-money laundering and has the ability to monitor compliance with any such regulations by financial institutions and, eventually, impose sanctions. Any such regulatory agencies could initiate proceedings and impose sanctions against us, our shareholders or our directors.

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

In addition, pursuant to Communication “A” 5785, sanctions imposed by the Central Bank, the UIF, the CNV and/or the Superintendencia de Entidades Financieras y Cambiarias (the Superintendence of Financial Institutions and Exchanges, referred to as the “Superintendence”) and/or their authorities, may result in the revocation of the licenses to operate as financial institutions. Such revocation may occur when, in the opinion of the board of directors of the Central Bank, there was a material change in the conditions deemed necessary to maintain such license, including those relating to the suitability, experience, moral character or integrity of (i) the members of a financial institution’s board of directors (directors, counselors or equivalent authorities), (ii) its shareholders, (iii) the members of its supervisory committee or (iv) others, such as its managers.

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

These or any other future governmental measures or regulations could have a material adverse effect on our business, results of operations and financial condition.

The instability of the regulatory framework, in particular the regulatory framework affecting financial institutions, could have a material adverse effect on financial institutions such as BBVA Francés.

During Cristina Kirchner’s second term as President a series of new regulations were issued affecting financial institutions, mainly regulating the foreign exchange market and imposing new capital requirements for financial institutions. In this regard, Communications “A” 5272 and 5273 of the Central Bank, dated January 27, 2012, increased the capital requirements for financial institutions operating in Argentina. These Communications required certain minimum capital levels in order to support operational risks and the distribution of dividends, and an additional capital buffer equivalent to 75% of the total capital requirements. For more information regarding capital requirements for Argentine banks please see “Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework”.

Moreover, a new law was approved by the Congress introducing amendments to the Central Bank’s charter. The principal issues addressed by this bill were the use of Central Bank’s reserves for the cancellation of public debt together with the implementation of polices by the Central Bank in order to interfere in the determination of interest rates and terms of loans to financial institutions.

The Central Bank issued Communications “A” 5319 and “A” 5380, dated July 5, 2012 and December 21, 2012, respectively, and Communication “A” 5516, dated December 27, 2013, making it mandatory for banks to provide credit lines for productive purposes. This requirement has been renewed every six months since then. The purpose of these measures implemented by the former government was to foster investment and growth. Finally, on November 3, 2017 the Central Bank determined that mandatory credit lines for productive financing and financial inclusion will continue to be required until December 2018. The quota for 2018 will be a percentage of monthly non-financial private deposits in pesos as of November 30, 2017, according to the following schedule: January 2018: 16.5%, decreasing by 1.5 percentage points monthly until reaching 0% in December 2018. This is a significant development for banks given that the portion of deposits that financial institutions must loan at low interest rates will be significantly reduced, allowing banks to allocate such funds in a more profitable way.

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

Additionally, according to Central Bank Communication “A” 5689 dated January 8, 2015 and subsequent modifications, , financial institutions must deduct from the potential dividend distributable amount any fine imposed by the Central Bank, the CNV and the UIF.

While the Macri Administration has repealed part of the regulatory framework enacted by the Fernández de Kirchner Administration, such as (i) the restrictions on the foreign exchange market, (ii) the regulations concerning minimum and maximum interest rates on certain loans and deposits, (iii) the requirements governing the flow of capital into Argentina, (iv) the percentage of foreign currency positions of financial institutions, (v) the monthly contributions that banks must set aside each month to fund the deposit guarantee fund, (vi) additional capital requirements for the dividend distribution, and (vii) the requirement of prior authorizations to increase commissions, it is still unclear whether the new regulatory framework will be stable and the impact that the new regulatory framework may have on our business. The absence of a stable regulatory framework or the introduction of new regulations that affect the banking business could limit the ability of financial institutions, including BBVA Francés, to make long-term decisions, such as asset-allocation decisions, and could cause uncertainty with respect to our future business, results of operations and financial condition. We cannot assure that laws and regulations currently governing the financial sector will not continue to change in the future or that any changes will not have a material adverse effect on our business, results of operations and financial condition.

Exposure to multiple provincial and municipal legislation and regulations could adversely affect our business and results of operations.

Argentina has a federal system of government with 23 provinces and one autonomous city (Buenos Aires), each of which, under the Argentine national constitution, has full power to enact legislation concerning taxes and other matters. Likewise, within each province, municipal governments have broad powers to regulate such matters. Due to the fact that our branches are located in multiple provinces, we are also subject to multiple provincial and municipal legislation and regulations. Future developments in provincial and municipal legislation concerning taxes, provincial regulations or other matters could have a material adverse effect on our business, results of operations and financial condition.

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

The application of both the Consumer Protection Law and the Credit Card Law No. 25,065 (the “Credit Card Law”) by administrative authorities and courts at the federal, provincial and municipal levels has increased. Moreover, administrative and judicial authorities have issued various rules and regulations aimed at strengthening consumer protection. In this context, the Central Bank issued Communication “A” 5460, as supplemented and amended, granting broad protection to financial services customers, limiting fees and charges that financial institutions may validly collect from their clients. In addition, the Argentine Supreme Court of Justice issued the Acordada 32/2014, creating the Public Registry of Collective Proceedings for the purpose of registering collective proceedings (such as class actions) filed with national and federal courts. In the event that we are found to be liable for violations of any of the provisions of the Consumer Protection Law or the Credit Card Law, the potential penalties could limit some of our rights, such as reducing our ability to collect payments due from services and financing provided by us, or otherwise adversely affect our business, results of operations and financial condition.

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

The securities laws of Argentina that govern publicly-listed companies such as us impose disclosure requirements that are more limited than those in the United States. The Argentine securities markets are not as highly regulated and supervised as the U.S. securities markets. There are also important differences between accounting and financial reporting standards applicable to financial institutions in Argentina and those in the United States. As a result, financial statements and reported earnings of Argentine financial institutions generally differ from those reported based on U.S. accounting and reporting standards. See Note 26 to our Consolidated Financial Statements for a description of the principal differences between BCRA GAAP and U.S. GAAP and how they affect our financial statements and the reconciliation to U.S. GAAP of net income and total stockholders’ equity for the periods ended and as of the dates therein indicated.

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

There is uncertainty regarding the possible effects that the recently-approved pension and tax reform could have in the Argentine economy.

On December 19, 2017, the Argentine Congress enacted the pension reform law that reformulates the Integrated Pension System in Argentina (SIPA), proposing an adjustment of the valuations of pensions and social benefits according to inflation and economic growth. The purpose of this law, together with the tax reform law, the labor reform bill and the capital markets law, is to increase the competitiveness of the Argentine economy by reducing both the fiscal deficit and poverty in a sustainable way.

On December 28, 2017, the Argentine Congress enacted the tax reform law. The main taxes that are modified are those related to social security contributions, taxes on corporate and personal profits, bank credits and debits, gross income, stamp tax, value added tax, elimination of internal customs (subject to agreement with the provinces), environmental taxes (CO2) on fuels, transfer taxes on real estate and modifications to the customs code. The reform is to be implemented within one and five years (depending on each modification), which is expected to provide predictability to the changes and support the fiscal sustainability of the reform. These tax reforms are designed to promote investment, competitiveness and quality employment, by reducing tax evasion, to comply with the proposed fiscal goals and to move towards sustained development of the Argentine economy.

We cannot assure you that these reforms adopted by the Argentine Congress will achieve their stated goals. If these reforms are unsuccessful, they could have an adverse effect on the Argentine economy and, consequently, on our business, results of operations and financial condition.

There is uncertainty regarding financial sector reforms.

On January 10, 2018, the Argentine Executive Branch issued Decree No. 27/2018 (the “DNU”) whereby a series of new measures were implemented in order to facilitate public and private action by deregulating various markets and activities and simplifying standards. Much of the DNU is aimed at the financial sector, including Chapters II (on companies), III (on the trust fund for the development of entrepreneur capital MiPyMES), IX (which regulates the Argentine guarantee fund), X (on reciprocal guarantee companies), XVI (on the sustainability guarantee fund), XIX (on insurance), XX (on the actions of the financial information unit) and XXII (on access to credit and financial inclusion). The DNU aims in general to reduce government bureaucracy, simplify processes, improve the operation of the financial system and generate competition. We can provide no assurance that the DNU will achieve is intended results. Any failure of the DNU to achieve its goals could have a material adverse effect on our business, results of operations and financial condition.

The Restatement could have a material adverse effect on our business, results of operations and financial condition and result in a decline in our share price.

We have restated certain financial information for the years ended December 31, 2016 and 2015 included in the Consolidated Financial Statements pursuant to the Restatement. See “Presentation of Financial Information—Restatement”.

Preparing the Consolidated Financial Statements in light of the Restatement was a time- and resource-intensive process and involved substantial attention from management and significant legal and accounting costs. We cannot guarantee that our regulators will not inquire regarding our restated financial information or matters relating thereto or take any action in relation therewith. Any future inquiries as a result of the Restatement will, regardless of their outcome, likely consume a significant amount of our resources in addition to those resources already consumed in connection with the Restatement itself. Further, many companies that have been required to restate their historical financial statements have experienced a decline in stock price and stockholder lawsuits related thereto. We cannot predict whether the Restatement will adversely affect our reputation, result in a decline in our share price or lead to any regulatory inquiries or other actions or shareholder lawsuits or, if so, what the outcome of any such matters would be. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Our management has issued a report on its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2017 and concluded that we did not maintain effective internal control over financial reporting as a result of material weaknesses. Although we have developed a remediation plan, we can provide no assurance that such plan will be successful or that we will be able to maintain effective control over financial reporting in the future, that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. See “Item 15. Controls and Procedures”.

Applicable Argentine and U.S. rules require us to prepare and present information in accordance with prescribed rules and standards. If we are unable to prepare and present our financial information in accordance with such rules, or if our financial information is subsequently restated, this could have a material adverse effect on our business, results of operations and financial condition.

ITEM 4. INFORMATION ON THE COMPANY

Recent Political and Economic Developments in Argentina

Activity indicators improved during 2017. Brazil’s partial recovery contributed to reactivating the Argentine economy during the year. According to GDP data through the third quarter of 2017, investment was the main growth driver in 2017, including public investment in infrastructure and private investment in agribusiness and renewable energies fueled by regulatory changes.

At the beginning of the year, a new minister of treasury was appointed, and he announced goals of lowering the fiscal deficit, increasing expenditure in infrastructure and reducing taxes. In this sense, the annual targets for the primary deficit were reviewed and redefined at 4.2%, 3.2% and 2.2% of GDP for 2017, 2018 and 2019, respectively. The observed preliminary deficit result for 2017 was 3.8% of GDP, exceeding the target set by the government.

The government maintained its gradual fiscal policy, and the fiscal deficit declined slightly relative to GDP, despite extra revenues resulting from the tax amnesty, which impacted the first quarter of the year. The government reduced subsidies to the energy sector, and improved access to debt markets contributed to the government’s ability to finance the deficit at decreasing interest rates.

In terms of inflation, the Central Bank set ambitious targets (12-17% year-on-year in 2017), maintaining positive real interest rates. Even so, these targets were not met, and in the last week of 2017, the government decided to revise them, postponing its 5% inflation target to 2020. As a result, the new inflation target for 2018 is 15%, 10% for 2019 and 5% for 2020. However, the market is expecting a higher inflation path from 2018 and 2020 (19.9% in 2018, 14% in 2019 and 9.7% in 2020) according to the Central Bank expectations survey as of March 2018.

Regarding the trade balance, domestic demand was dynamic and the peso appreciated in real terms, contributing to an increase in imports. Exports, however, did not show clear signs of recovery. Thus, after several years of surplus, there was a trade deficit in 2017.

In addition, the balance of real services remained negative, especially tourism, and interest paid abroad to finance the fiscal deficit increased. As a result, the current account deficit worsened and is expected to remain high in the coming years. The exchange rate tended to appreciate in real terms driven both by the inflow of foreign capital and by the restrictive monetary policy applied by the Central Bank.

2017 was an election year in Argentina. On August 13, 2017 the primary legislative elections were held and the ruling Cambiemos party won at the national level. This result was ratified in the final elections on October 22, 2017 giving the Macri Administration the necessary support to propose an agenda of structural reforms. These reforms include a fiscal agreement with the provinces and changes to tax, social security and labor laws, with the last one still pending discussion and enactment by Congress.

▪	Fiscal Agreement with the Provinces. This agreement consists of a commitment to reduce expenses and taxes to assure the solvency of the provinces’ public accounts. It was also agreed that the provinces would withdraw cross claims with the federal government. The province of Buenos Aires withdrew its legal claims for the so-called Greater Buenos Aires Fund in exchange for 10% of income tax proceeds.

▪	Tax Reform. The reform includes amendments to several taxes, mainly the income tax, bank debit and credit tax, turnover tax and a decrease in employers’ taxes. A new tax is to be levied on financial income. The reform anticipates a gradual reduction in the tax burden for the purpose of fostering investment, increasing competitiveness, boosting employment and ultimately achieving a more equitable, less distorted tax system.

▪	Social Security Reform. It includes the change in the formula for the adjustment of pensions and subsidies for struggling families. Those benefits were previously linked to the growth of social security revenues and after the reform are linked to the inflation rate and the growth of the wages of the economy. The minimum pension is set at 82% of the adjustable minimum living wage for beneficiaries who have reached 30 years’ payments and are not included in any late payment plan. Private sector workers who are not self-employed may opt to retire at the age of 70.

▪	Labor Reform. The labor reform has not yet been approved by the Argentine Congress. The bill consists of an employment regularization scheme, along with several measures to reduce lawsuits in the labor market. A fund to pay workers’ compensations for termination of employment would be created. There would also be changes in term of our employment arrangements.

Economic Data

In 2017, GDP grew 2.9% compared to a decline of 1.8% in the previous year. The Monthly Economic Activity Estimator (EMAE index) rose 3.0% year-on-year in December 2017 compared to December 2016.

With respect to the labor market, the latest official data was published for the fourth quarter of 2017, which reflected a slight decline in the unemployment rate, standing at 7.2% compared to 7.4% in the fourth quarter of 2016, according to the information published after the statistics review of the INDEC.

In 2017, the INDEC started publishing a new national CPI (with its base in December 2016 equal to 100), which covers 39 urban conglomerates of all the Argentine provinces, the City of Buenos Aires and 24 municipalities in Greater Buenos Aires. This index adds to the coverage of the CPI-GBA (covering the City of Buenos Aires and 24 municipalities of Greater Buenos Aires) which was published beginning in April 2016, following review of the INDEC price statistics.

The national CPI increased 24.8% in 2017, whereas the CPI-GBA increased 25% in the same period. According to the national CPI, the inflation for goods with seasonal price variations was 21.5%, whereas the inflation for goods with regulated prices was 38.7% year-on-year due to the scheduled rise in water, electricity and gas prices following the reduction in subsidies. Core inflation rose to 21.1% in the same period. Housing, water, electricity and other fuels rose to 55.6% year-on-year.

In 2017, the national public sector had a primary deficit of Ps.404.1 billion, which accounted for 3.9% of 2017 GDP exceeding the fiscal target of 4.2% set for the year. This result was 17.6% higher than the Ps.343.5 billion deficit in 2016 according to the new methodology for presenting statistics for the non-financial public sector.

Primary public expenditure rose 21.8% in 2017 year-on-year, whereas the public sector income grew 22.6% over the same period. Public debt service rose 71.3%, while the total deficit rose Ps.629.1 billion, a 32.5% increase compared to 2016.

With respect to expenditure, year-on-year energy, transportation and other subsidies decreased 22.5% year-on-year. Social security services rose 36.7%, making it the sector with the highest increase as a result of the law for compensation of pensioners, and capital expenditure grew 14.2% in the same period.

On the other hand, tax revenues were supported by social security, which rose 30.2%, while total tax revenue increased 20.2%.

In 2017, the total national government revenue rose 24.6%. Income tax rose 28.5%, whereas VAT increased 31.2% in the same period. Export duties declined 7.5%, due to the rate reductions compared with 2016. On the other hand, there was a one-time outstanding tax revenue for the first three months of the year coming from the penalties imposed by the tax amnesty.

With respect to the balance of trade, the accumulated deficit in 2017 amounted to US$8,472 million compared to a surplus of US$2,114 million in 2016. This result stems from exports, which accumulated US$58,427 million, or 0.9% higher than in 2016. Primary product exports fell 5.6% and manufactured agricultural product exports fell 3.6%, whereas exports of industrial products rose 11.2% and fuels and energy increased 18.8%.

On the other hand, imports amounted to US$66,899 million, a 19.7% increase compared to 2016, with a 23% increase in fixed assets, a 15.2% increase in intermediate assets and a 15.8% increase in fuels and lubricants. Car imports rose 40.9%, accounting for 11.5% of the total imports in the year.

In the currency market, the peso devalued 18.5% in 2017 to Ps.18.7742 per US$ as of December 2017.

International reserves reached US$55.1 billion at December 31, 2017, an increase of US$15.7 billion year-on-year, mainly due to the issuance of public and private debt bought by the Central Bank.

Monetary Policy and Financial System

Central Bank authorities instrumented an inflation goals scheme announcing annual ranges of decreasing target inflation rates until 2020. The monetary policy rate is the average interest rate for lending and borrowing 7-day repo reference rate with financial institutions. The target inflation range for 2017 was 12%-17%. The Central Bank maintained the monetary policy rate during the first quarter of 2017 at 24.75% and increased it to 26.25% in April 2017. Then, the Central Bank kept it constant until October 25, 2017, when it underwent two consecutive increases up to 28.75%. This 250 b.p. increase was justified by arguing that, although core inflation was decreasing, it was not doing so at the expected pace, leading the Central Bank to seek a more pronounced deceleration. Aside from the rates policy, the Central Bank also performed open market transactions to manage liquidity conditions.

Monetary aggregates showed a strong rise in some cases, especially credit, driven by UVA mortgages, and by consumer loans. The monetary base expanded Ps.105.3 billion in 2017, an increase of 21.8% year-on-year. The M2, which includes cash held by the public and current account and savings account deposits of the private and the public sector, measured by balances, grew 25.8% during the same period.

The Central Bank adopted a sterilization policy to neutralize the expansion originated in the foreign sector, by issuing bills for Ps.481.5 billion, a 76.4% rise.

Total deposits in the financial sector grew by 26.8% in 2017. By contributors, the public sector increased deposits by 16.9%, and the funding originated in the private sector grew by 29.3% in 2017 as a result of an increase of 26.2% for peso deposits, and an increase of 39.4% for dollar denominated deposits (17.7% measured in dollars) in 2017.

The peso loan stock granted to the non-financial private sector grew 45.2% in 2017. Placements were led by mortgages, which increased 112.1%, followed by car loans which increased 66.3%. The normalization of the exchange market was a determining factor for the performance of dollar-denominated loans granted to the private sector, which increased 63.3% measured in dollars during the same period.

The private banks BADLAR interest rate, expressed in monthly averages, started 2017 at 19% and rose to 23.4% in December 2017, with most of that increase occurring during the last months of the year. The excess liquidity maintained by the financial system was able to sustain the higher growth rate of loans over deposits without sudden changes in either lending or borrowing interest rates.

With respect to exchange policy, the Central Bank maintains a flexible exchange rate scheme with occasional interventions in the exchange market when volatility increases or where inflation goals may be endangered. During 2017 there was only one important episode of high exchange rate volatility during July and August, prior to the legislative primary elections.

A.	History and development of the company

BBVA Francés, an Argentine corporation (a sociedad anónima or “S.A.”), was duly incorporated under the name Banco Francés del Río de la Plata S.A. on October 14, 1886. The Bank has registered its office in Avenida Córdoba 111, C1054AAA, Ciudad Autónoma de Buenos Aires, Argentina; telephone number 54-11-4346-4000. The Bank’s agent in the United States for U.S. federal securities law purposes is CT Corporation System, currently with offices at 111 Eighth Avenue, New York, New York 10011.

BBVA Francés original by-laws (estatutos) were approved on November 20, 1886, by a decree recorded in the Public Registry of Commerce of Buenos Aires City on December 6, 1886, under No. 1,065 on Folio 359, Book 5, Volume “A” of National By-laws. The by-laws, including all amendments introduced to this date, were recorded in the Public Registry of Commerce (the governmental regulatory agency of corporations). The last amendment was recorded on October 25, 2017, under N° 21972 Book 86 of Corporations (sociedades anónimas). Pursuant to its current corporate by-laws, the Bank will terminate its activities on December 31, 2080, unless this term is extended by the shareholders.

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

At the ordinary and extraordinary shareholders’ meeting held on April 27, 2000, a resolution was passed to change our name to BBVA Banco Francés S.A. On October 4, 2000, the Public Registry of Commerce registered our change from Banco Francés S.A. to BBVA Banco Francés S.A., and the amendment to our by-laws were made reflects the name change.

In the early 2000’s the Argentine Crisis and the ensuing economic and political instability led to a deep contraction in the intermediation volumes. In response, the Bank changed its short-term commercial strategy towards the transactional business, adjusted its operating structure and implemented a strict cost control plan. Actions were also focused on recovering asset quality levels, which had been strongly affected by the Argentine Crisis. By mid-2003, the economy began to recover and we returned to offering the full range of financial services, including credit facilities, albeit restricted to short-term financing. Commencing in 2004, BBVA Francés gradually strengthened its credit activity in the midst of economic solvency, and consolidated its transactional business. During the last years, the Bank has focused mainly in the most profitable segments, retail and small and medium size companies, while maintaining the leadership in the large corporations business.

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

On July 10, 2013, BBVA Francés and Consultatio S.A. signed a sale and purchase agreement, under which the Bank acquired 23 of the 33 floors of the building under construction by Consultatio S.A., which became the “BBVA Tower”. This was the largest corporate headquarters real estate development project in the Republic and was part of the plan designed in 2010 by BBVA Francés to unify its core areas, currently divided among 10 buildings in the City of Buenos Aires. The goal is to have a building with the highest construction and environmental standards that will allow the Bank’s staff to work together in the same area, thus achieving greater efficiency. It is worth noting the building has been developed according to the highest international environmental and sustainability standards and with the commitment of the BBVA Group of preserving the environment. The investment of approximately Ps.1,200 million has a payment schedule associated with the work progress of the project. On December 27, 2016 the Bank took possession of the floors and started the relocation process. This process finished on April 17, 2017.

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

In September 2014, BBVA Francés created the new Digital and Transformation Banking Division, following the guidelines of the BBVA Group. The new division was created in order to develop more convenient and relevant products for customers and to pursue more dynamic business, employing increasingly innovative communication channels. Furthermore, BBVA Francés implemented some organizational changes, redefining roles and simplifying the organizational chart, in order to adapt the Bank’s internal structure to its business needs. In September 2016, with the goal of promoting and consolidating the transformation process and advancing in the fulfillment of strategic objectives, the Digital and Transformation Banking Division became part of the Business Development Department. Under this new scheme, the Business Development Department has adopted a project-based structure to take full advantage of the opportunities presented in that context.

On May 20, 2015, BBVA Francés entered into a share purchase agreement with the Volkswagen Group for the acquisition of 51% of the issued and outstanding capital stock and voting rights of the Volkswagen Credit Compañía Financiera S.A., representing 23,970,000 registered, non-endorsable shares of common stock, par value Ps.1. On August 25, 2016, the Central Bank issued Resolution No. 332, authorizing the acquisition of 51% of the share capital of Volkswagen Credit Compañia Financiera S.A. by BBVA Francés. Moreover, on September 26, 2016, the shareholders of Volkswagen Credit Compañía Financiera S.A. amended its bylaws in order to include the new shareholders structure and approved the amendment of the company’s name to Volkswagen Financial Services Compañía Financiera S.A. The name change was registered with the IGJ on November 14, 2016, under No. 22302, Book 82 of Corporations. On January 18, 2018, Volkswagen Financial Services Holding Argentina S.A. and BBVA Banco Francés S.A., as shareholders, held an ordinary and extraordinary general meeting at which they decided to increase the share capital by Ps.400 million, going from Ps.497 million to Ps.897 million. The amount corresponding to the capital increase was subscribed in its entirety on the day of the shareholders’ meeting, in proportion to the shareholding of each shareholder. As a result, the 51% shareholding of BBVA Francés in the company is represented by 204 million common shares, nominative, non-endorsable, with a par value of Ps.1.00 each and entitled to one vote per share. The registration of the capital increase by the general inspection of justice is in process as of the date of this annual report.

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

On June 30, 2015, the Board of Directors of BBVA Francés decided to carry out some changes in the Senior Management. The Board accepted the resignation of Mr. Juan Eugenio Rogero González as Risk Director and appointed Mr. Gerardo Fiandrino for this position. Throughout 2017, new changes were implemented in the Senior Management. Mr. Ernesto Gallardo was appointed as Director of the Financial and Planning Area, succeeding Mr. Ignacio Sanz y Arcelus; Mr. Eduardo González Correas was appointed as Director of Legal Services, succeeding Mr. Adrián Bressani; and Mrs. Mónica Etcheverry was appointed as Director of Normative Compliance, succeeding Mr. Walter Vallini. On October 13, 2017 the Nomination and Remunerations Committee decided to incorporate Mr. Eduardo González Correas and Mrs. Mónica Etcheverry into the Management Committee.

On June 13, 2017, the shareholders of BBVA Francés held an ordinary and extraordinary general meeting in which they approved the increase of share capital by public subscription for the sum of up to Ps.145 million of par value, through the issuance of up to 145,000,000 ordinary, book-entry shares with the right to one vote and par value one Ps.1.00 per share, delegating to the Board of Directors the powers to implement this share capital increase and determine the conditions of the offering.

On July 18, 2017, the Board of Directors approved the offering of 66,000,000 ordinary, book-entry shares with a subscription price of US$5.28 per share and US$15.85 per American Depositary Share (ADS), utilizing the reference exchange rate published by the BCRA on that date (Ps.17.0267) for the purposes of determining the price in pesos. On July 24, 2017 the offering was closed.

In accordance with the terms of the underwriting agreement for the offering, on July 26, 2017, the underwriters exercised the option to acquire 9,781,788 additional new shares (equivalent to 3,260,596 ADS) at the same offering price. On July 31, 2017 the offering of the additional shares closed. The proceeds from the offering were used to continue with the Bank’s growth strategy in the Argentine financial system.

BBVA Tower

The BBVA Tower is the image of leadership, innovation and excellence, and a clear evidence of the commitment of BBVA Francés to its employees as well as to the Republic.

This real estate development began in 2013 as part of a plan to centralize the Bank’s main areas.

The tower was built by Consultatio Real Estate and its 149m-high structure consists of 33 floors, 23 of which are owned by the Bank and is occupied by approximately 2,000 employees of the Bank. It meets the highest sustainability standards and was awarded a LEED Gold Certification (Leadership in Energy & Environmental Design), recognizing that the building is environmentally sustainable and a healthy space to work in.

With more technology and new services which improve workplace quality in line with open space corporate layout, the tower provides spaces that allow working in areas without limits or offices dividing the employees. It promotes more fluid and transparent communication, team work and the exchange of knowledge and experiences.

In the last quarter of 2016 personnel began moving to the new headquarters, a process that was completed in April 2017.

B.	Business overview

BBVA Francés is a leading Argentine banking institution present in the local financial system since 1886. We are a subsidiary of the BBVA Group, our principal shareholder since 1996. We are the third largest bank in Argentina not controlled by a government entity in terms of total deposits, with 6.3% market share of total banking system deposits and the third largest private Argentine bank in terms of total loans, with 7.3% of total banking system loans, based on information published by the Central Bank as of December 31, 2017.

Most of the Bank’s operations, property and customers are located in Argentina. The Bank has traditionally accepted deposits and granted loans in pesos and in certain other currencies, primarily U.S. dollars. Foreign currency deposits can only be lent to companies that generate flows in the same currency.

The Bank was one of the first companies listed on the Argentine Stock Exchange (Bolsa de Comercio de Buenos Aires) (“BCBA”), quoting since 1888 (ticker: FRAN). Its shares in the form of American Depositary Shares have been listed on the New York Stock Exchange since 1993 (ticker: BFR) and on the Madrid-based LATIBEX (Mercado de Valores Latinoamericanos) since December 1999 (ticker: XBFR).

As of December 31, 2017, we had total assets of Ps.225.6 billion, a total loan portfolio of Ps.128.4 billion, total deposits of Ps.154.1 billion and total shareholders’ equity of Ps.26.1 billion, on a consolidated basis. Our consolidated net income for the year ended December 31, 2017 was Ps.3.9 billion and for the year ended December 31, 2016 was Ps.3.6 billion.

Through our universal banking platform, we provide a broad range of financial and non-financial services to both individuals and companies throughout Argentina, going across all the segments of the population, including retail and commercial banking, insurance, asset management, securities brokerage, and investment banking products and services. We believe the wide range of financial solutions we offer our customers, complemented with our unique strategic alliances and strategic partners, as well as our capacity to leverage the BBVA Group’s global expertise, relationships and technological platform, provide us with a significant competitive edge compared to other Argentine companies in the financial sector. Such competitive advantages place us in a privileged position to capture opportunities arising from recently implemented macroeconomic policies and reforms, which are expected to stimulate economic growth and reduce inflation, and to capitalize on the consolidation potential of the fragmented banking sector.

We conduct our operations through our three main reporting segments, which are: (i) BBVA Banco Francés S.A. (banking), (ii) PSA Finance S.A. (financial services) and (iii) Volkswagen Financial Services S.A. (financial services), out of which the banking business is the most relevant. We also manage the following entity-wide business lines:

▪	Retail banking, through which we offer financial services to individuals across all income segments. Our main retail banking products include checking and savings accounts, time deposits, credit cards, personal and auto loans, mortgages, insurance and investment products. Despite our historically strong presence within the middle-income and affluent segments of the population, our products and distribution channels are designed to attract clients across all client segments. As of December 31, 2017, we had approximately 2.6 million retail banking clients, compared with 2.3 million retail banking clients as of December 31, 2016. Our retail banking strategy is focused on growing our client base; expanding our product offering and services, particularly in underdeveloped products such as mortgages and in products where we see potential to increase our market share such as personal loans; and leveraging our technological platform to enhance our clients’ banking experience. As of December 31, 2017, we had total loans of Ps.60,550 million and total deposits of Ps.109,296 million within our retail banking business line, which increased 36.8% and 18.2%, respectively, when compared to December 31, 2016.

▪	Middle market, through which we offer financial services primarily to local private-sector companies. Our main middle market products include financing products, factoring, checking accounts, time deposits, transactional and payroll services, insurance and investment products. As of December 31, 2017, we had approximately 44 thousand middle market clients. We believe that SMEs are a key element for economic growth in Argentina, and we are focused on expanding the number of clients we serve and on being a strategic ally to our middle market clients, supporting them with tailored products and transactional solutions, as well as with differentiated customer support through our 251 branches. As of December 31, 2017, we had total loans of Ps.38,581 million and total deposits of Ps.31,526 million within our middle-market business line, which increased 97.5% and 109.0%, respectively, when compared to December 31, 2016.

▪	Corporate and investment banking (C&IB), through which we offer financial services to some of the largest Argentine corporations and multinational companies operating in Argentina. In addition to the products we offer to our middle market company clients, we provide our corporate and investment banking clients with global transaction services, global markets solutions such as risk management and securities brokerage, long term financing products including project finance and syndicated loans, and corporate finance services including mergers and acquisitions and capital markets advisory services. As of December 31, 2017, we had approximately 800 corporate banking clients, which included substantially all of the largest corporates and multinational companies in Argentina. Within our corporate and investment banking business line, we are focused on leveraging the deep expertise of our industry-focused relationship executives, supported by the BBVA Group’s global network, to continue to provide bespoke global financial solutions to our corporate client base. We believe that recently implemented macroeconomic policies and structural reforms have translated into expectations of an Argentine economy with lower inflation and currency volatility and higher economic growth. In this expected new business environment, we are focused on being a trusted partner for our corporate clients as they seek to finance investment opportunities, particularly within certain sectors of the economy where investment has lagged such as telecommunications, energy and infrastructure. As of December 31, 2017, we had total loans of Ps.29,236 million and total deposits of Ps.13,228 million within our corporate and investment banking business line, which increased 93.9% and 87.3%, respectively, when compared to December 31, 2016.

We offer our products and services through a wide multiple-channel distribution network with presence in all the Argentine provinces and in the City of Buenos Aires, servicing over 2.6 million customers as of December 31, 2017. This network includes 251 branches, which provide services to the retail segment and to small and medium companies and institutions. Corporate Banking is divided by industry sector into Consumer Goods, Heavy Industries and Energy, each of which provides personalized services to large companies. Complementing the distribution network, at December 31, 2017 there were 15 in-company branches, one point of sale outlet (a contact point that offers only automated services and commercial assistance, but does not have a license granted by the BCRA to operate as a branch) and two points of express support, 797 ATMs and 822 self-service terminals (“SSTs”).

Additionally, we provide an electronic banking service, a modern, secure and functional internet banking platform and a mobile banking app. The Bank had a total number of 6,082 employees as of December 31, 2017.

The distribution network is complemented by business alliances, including those with LATAM Airlines, the soccer clubs Boca Juniors, River Plate and Talleres de Córdoba and insurance companies, such as La Caja, as well as the agreements with the automobile companies Peugeot, Renault and Volkswagen, that have allowed us to expand our client reach cost efficiently and further expand our points of presence while enhancing our value proposition.

BBVA Francés has invested in its physical and digital distribution network, making it possible to offer a differential, flexible, convenient banking experience to its customers. In addition, we consider that with our existing distribution structure, we have the necessary reach and scale to facilitate our expected growth while improving our operating efficiency, number of customers and products.

We believe we have a privileged position to take advantage of the market opportunities that appear in a scenario of economic growth and declining inflation and in a financial system expected to grow and further consolidate.

Strategy

BBVA Francés has identified growth and transformation as the drivers of its strategy.

▪	Growth

BBVA Francés reaffirmed its goal to increase its market share and is now one of the leading banks in an expanding financial system in real terms. The Bank has implemented an ambitious growth plan which includes expanding the customer base, both for individuals and companies, as well as the size of the balance sheet. Low inflation is typically associated with a fall in interest rates. We believe it is essential to offset lower interest margins with higher intermediation volumes.

In order to support growth, BBVA Francés has launched digital campaigns as well as customer referral campaigns through its strategic partners, which allowed the Bank to acquire substantial numbers of new clients. In 2017 we added over 340 thousand new customers, reaching a total number of 2.6 million retail customers and 43.8 thousand corporate customers.

In terms of activity, total loans rose 62.7% in 2017, with private loans increasing by 62.2%, which has made it possible for the Bank to expand its private loans consolidated market share from 7.6% to 8.3% at December 31, 2017.

In retail banking, the Bank continued deepening and developing the strengths it has in each of its products.

During 2017, BBVA Francés successfully re-launched its personal loan line in the second semester. With respect to car loans, a rapidly growing market in Argentina, the Bank remains the leader through its partnerships with Peugeot, Renault and Volkswagen. With respect to mortgages, the Bank aims to be the leader in origination and during 2017 it had the highest mortgage sales among private

Argentine banks. With respect to credit cards, BBVA Francés’ market share continued to grow. We believe our credit card offerings have the most attractive alliances and benefits in the local market.

Retail financing is expected to be a key aspect in the coming years to enable credit expansion. In 2017, deposits coming from the Tax Amnesty in Argentina proved to be stable following the end of the compulsory permanence period, and such deposits have provided a new source of funds to apply to productive credits. On the other hand, the Bank has offered UVA deposits, a product which offers significant advantages and which is expected to be vital for funding in the coming years. In this sense, the Bank’s challenge is to create attractive alternatives for customers which we expect to make it possible for the Bank to channel its expected growth.

Moreover, small- and medium-sized companies, essential for the development of the Argentine economy, are significant drivers of this growth plan. The Bank aims to be the leader in this segment, and for this purpose, it has reorganized the business line and the management model, expanding the service for such companies to the entire network of branches, which we expect to make it possible for the Bank to better serve smaller companies.

With respect to Corporate & Investment Banking (C&IB), through which the Bank offers financial services to some of the largest companies in Argentina and to multinational companies operating in Argentina, the Bank continued developing a strategy which made it possible to take new investment opportunities, backed by the strength and support of the BBVA Group and conducting financing operations in the capital markets, among others.

Additionally, in 2017, our mutual funds, as well as the Argentine mutual funds industry as a whole, showed a very good performance, more than doubling the equity under management. Local market circumstances enabled the launch of products for customers with various profiles aimed at a longer-term investment strategies. During 2017, new funds were launched covering all the conservative, moderate and aggressive risk-performance categories, and there were 16 funds by the end of the year. Both the funds with holdings in liquidity instruments and the mixed and variable income funds had good results and increased their equity under management.

The new scenario of economic growth and lower inflation may bring more stability and predictability to households. As a consequence, financial decisions are likely to focus on the longer term and financing will have to be adapted accordingly.

In Insurance, during 2017 the strong improvement of sales volumes that began in the previous year remained steady in almost every channel. The campaigns to attract customers continued and the range of products available was updated.

In line with the progress made in the digital range of products throughout the Bank, insurance incorporated four new products on Francés Net, and this range is expected to be completed by mid-2018, which will make it possible to launch new promotions for the portfolio.

Additionally and along with the strong growth in mortgages, a new specific line of Home Insurance was created for mortgage customers.

▪	Transformation

The second strategic driver for the Bank is Transformation.

BBVA Francés focuses on transformation based on the conviction that users’ experience will be the decisive differentiating factor in the success of the institution in the coming years. Moreover, the financial intermediation activity is aligned with the technological revolution reshaping most industries, forcing the Bank to reconsider and redesign the model to service, attract and interact with customers in general.

Customers want fast solutions to their problems, in real time. As such, the banks that manage to be present at the moment of deciding the purchase to be financed, with an attractive value proposition, will be the ones which will take advantage from this. That is why BBVA Francés is focused on improving and developing its digital platforms, fostering the acquisition of new customers, excellence in users’ experience and digital sales solutions. In the year ended December 31, 2017, 38.5% of the Bank’s products were sold through digital platforms, whereas 52.0% of the customers are already operating digitally, compared to 28.8% of products sold and 46.0% of customers operating digitally for 2016. Additionally, in the context of the Bank’s transformation process, quality remains a strategic priority. As such, the Bank is continuously measured through tools such as the Net Promoter Score (NPS), with the goal of being the leading bank in service and quality.

Transformation is not only about changing the users’ experience, but also reviewing processes, customer service models, interaction with customers and channels to solve issues. BBVA Francés is working to develop an omni-channel service model, where branches are only one among many ways of interacting with customers. Although the Bank has an extensive branch network with presence in every Argentine province, the role of the branch is changing and is expected to continue to evolve. Branches will be used for higher-value operations, and other types of operations will be increasingly directed to automatic channels. As a result of these initiatives, in 2017 BBVA Francés not only increased its operations through digital and automatic channels, but also saw a decline in operations made through a personal teller. Fewer operations through personal tellers means more resources can be devoted to commercial areas and, therefore, more opportunities for sales. In another example, the mailing of bank statements on paper declined 99% in 2017, which besides providing customers with a more agile, efficient service, allows substantial savings in terms of expenses.

In conclusion, the transformation process on which the Bank is working is of prime importance within the strategy, both from the commercial and growth points of view. This helps the Bank interact and assist customers according to their expectations. It is also essential from the efficiency point of view, as it paves the way for a better use of resources and it generates a competitive edge which is expected to help the Bank increase profits in the medium term.

2017 Highlights

BBVA Francés closed its fiscal year ended December 31, 2017 having met its goal of being one of the leading financial institutions in the Argentine financial system, increasing its customer portfolio and gaining market share in its credit portfolio.

2017 was a positive year in terms of activity for BBVA Francés. The total loan portfolio amounted to Ps.128,366.2 million as of December 31, 2017, which reflected a 62.7% increase year-on-year, while private loans amounted to Ps.127,208.9, increasing 62.2% increase year-on-year. As a result, the Bank reached a private loans consolidated market share of 8.3% as of December 31, 2017 (based on BCRA market information as of December 31, 2017).

The growth plan discussed above has focused on products and segments that the Bank considers vital for economic development of both customers and Argentina as a whole in the coming years.

Greater economic predictability is expected to encourage customers, both individuals and companies, to make more mid- and long-term financial decisions. Therefore, car loans and mortgages are expected to be increasingly important. Regarding car loans, the Bank is one of the market leaders through its affiliate companies; in the incipient mortgage market, our mortgages have shown a steady rise on a monthly basis throughout 2017, which meant finishing the year as one of the leaders among Argentine private banks with respect to monthly generation of those credits (based on BCRA market information as of December 31, 2017).

In 2017, the Bank also launched the personal loans for consumption, gaining market share in the second half of the year, reaching 4.64% at the end of the year (based on BCRA market information as of December 31, 2017).

Though credit card financing had a more moderate growth during 2017, both in the Argentine banking system generally and in the Bank, as a result of the customers’ demand for longer-term financing, BBVA Francés continued growing in this business with a market share increase both in financing and in consumption.

Moreover, the Bank currently believes that small and medium-sized companies will be the drivers of the Republic’s growth in the next years and thus it has reorganized its business lines and customer service models with the aim of reaching higher penetration in this segment.

In 2017, strong performance in commercial loans was driven by financing for small, medium and large corporations. Foreign trade operations, financial signature loans and discount on documents were the lines with the highest increase during the year, but lease options and collateral lines also regained momentum. This growth made it possible for the Bank to increase market share for commercial clients, reaching 8.6% as of December 31, 2017 (based on BCRA market information as of December 31, 2017).

With respect to liabilities, as of December 31, 2017 total deposits amounted to Ps.154,050.3 million, increasing 34.4% over the prior twelve months, over which period our sight account deposits grew 85.6%, whereas time deposits rose 25.7%. As of December

31, 2017, saving and demand accounts accounted for 67.0% of total deposits. The Bank’s market share for private sector deposits rose 0.41 percentage points, reaching 7.7% as of December 31, 2017 (based on BCRA market information as of December 31, 2017).

The excess in the rate of growth of loans over deposits was financed with the Bank’s excess liquidity level. Going forward, liabilities and assets are expected to vary more in line with each other.

The Bank considers funding from deposits as a structural component in its financing, especially in the retail and middle market segments. In this line, UVA deposits were launched in 2017 and, in the coming fiscal year, this product is expected to become more significant, both at the retail and wholesale levels. There are also renewed opportunities in capital markets, both national and international, which are expected to present financing opportunities in the longer term.

In December 2017, the Bank issued notes for Ps.553.1 million for 24 months at a variable interest rate equivalent to the TM20 rate (interest rate for time deposits with term of 30 or 35 days for deposits above 20 million) plus an annual nominal 3.2% applicable margin, with quarterly interest payments, and notes for Ps.546.5 million for 36 months at a variable interest rate equivalent to BADLAR (Buenos Aires Deposits of Large Amount Rate) plus an annual nominal 4.25% applicable margin, also with quarterly interest payments.

Finally, as mentioned before, in July 2017 the Bank launched a new equity issuance of US$390 million. This operation made it possible for the Bank to close the year with a 14.8% capital ratio, which will help allow it to face the challenges of the coming fiscal years.

Below is an overview of each of our principal business lines and their evolution during 2017.

▪	Retail Banking

The Bank has a very strong presence in the retail banking segment where it offers a comprehensive set of financial services across all income segments and provides services to employees (payroll), professionals and merchants.

We offer our products and services through our extensive multi-channel distribution network that includes 251 branches, 797 ATMs, 822 self-service terminals, a telephone banking service, a modern, secure and functional internet banking platform with over one million active users representing over 52% of our total clients (including Premium World (Affluent), Premium (Mass Affluent) and Classic (Mass)), a mobile banking app with more than 563,000 users and a total of 6,082 employees, each as of December 31, 2017. Our distribution network is complemented by strategic partnerships that have allowed us to expand our client reach cost efficiently.

Our business alliances, which include for example LATAM Airlines, major soccer clubs such as Boca Juniors, River Plate and Talleres de Cordoba, car manufacturers such as Peugeot, Renault and Volkswagen, and insurance companies such as La Caja, allow us to not only offer an attractive and differentiated value proposition to our 2.6 million customers but also expand our customer base.

We have made our digital strategy a priority. In this respect, maintaining a cutting-edge digital banking platform has been a key element of our strategy as clients increasingly value the flexibility and convenience of digital channels. As of December 31, 2017, almost half of our total clients were active users of our website and/or our mobile banking app. We have established an ambitious internal goal of all of our clients experiencing our digital channels within three years and of originating a significant portion of our sales online. In addition to being convenient for our clients, digital channels yield other benefits for us such as improving our operating efficiency, reducing capacity utilization and resources used at our branches and other physical channels and generating business intelligence with respect to our clients’ behaviors and needs that facilitates innovation.

We are also committed to providing a differentiated and high quality service and user experience for our clients at our branches and throughout our entire distribution network. We believe that customer service is highly valued by users of financial services in Argentina and that providing high quality service is an important way of distinguishing ourselves from our competitors. In this respect, we constantly improve our branches and digital applications to further enhance our customers’ experience. In addition, we monitor regularly our performance through client surveys and other feedback mechanisms to ensure that we consistently provide a high quality experience. We will continue to be focused on deploying technology innovations and adapting our processes to reduce customer wait times at branches and improve the productivity of our workforce.

With the objective of providing the best possible value proposition to all our customers, we have segmented our retail business in the following groups:

-	Premium World (Affluent). This group includes our wealthiest customers and as of December 31, 2017 accounted for approximately 73,666 clients, a 51% increase from the previous year.

-	Premium (Mass Affluent). As of December 31, 2017 this group accounted for approximately 167,480 clients, a 26% increase from the previous year.

-	Classic (Mass). As of December 31, 2017 this group accounted for approximately 1,608,866 clients, a 9% increase from the previous year.

-	Financial Inclusion (Express). As of December 31, 2017 this group accounted for approximately 780,258 clients, a 15% increase from the previous year. This group is defined by the limited interactions they currently have with us; however they also represent an attractive cross-selling opportunity. They usually have a single savings account and sometimes one credit card.

We strive to be our clients’ principal bank, and to that end have teams that actively work across each of these customer groups to obtain our customers’ payroll deposits. As of December 31, 2017 we had 539,347 customers with their payroll direct deposited with the Bank.

We continue to show strong consumer credit risk ratios. As of December 31, 2017, our non-performing loan (“NPL”) ratio (defined as loans with more than 90 days past due divided by total loans) for retail lending was 1.4%.

In terms of assets, as of December 31, 2017, the loan portfolio amounted to Ps.60,550 million, an increase of 30.8% in the year, whereas deposits amounted to Ps.109,296 million, an increase of 18.2%.

In 2017, Retail Banking focused on the following products:

Personal Loans

In anticipation of higher demand and competition, an important campaign was launched during the second half of 2017, and its main drivers were transformation of the customer rating process and commercial management in the sales channels, supported by a communication campaign in the mass media for new products.

Within this context, specific loans were launched for different groups of customers, including fixed rate and inflation-adjusted loans, in each case up to Ps.500 thousand and up to 60 months and at a 0% rate for new customers whose salaries are paid through the Bank. As a result, placement grew by 74% in the year-ended December 31, 2017 with an increase in market share of 40 percentage points, closing the year with a total amount of Ps.12,500 million from 117,755 transactions, and a market share of 4.6% (according to BCRA information).

Mortgages

In the first quarter of 2017, the Bank focused on the improvement of its operating and commercial processes, including by providing training to the network of branches and real estate agencies for indirect sales and marketing of loans. At December 31, 2017 the Bank had an exclusive arrangement to service over 500 associated real estate agencies. Progressively, the number and volume of sales increased and, beginning in the second half of 2017, it reached a speed that allowed the Bank to position itself as the first private bank in the placement of transactions (number of loans sold) and the second in volume (the total amount of loans).

By the end of the third quarter of 2017, the Bank launched the “Flexible Loan”, which allows financing, in similar terms to that of a mortgage, of the purchase of real estate before construction on the basis of a property sales contract, giving a higher dynamism to the market, speeding up the investment flows and enabling access to real property by more Argentines.

Car Loans

BBVA Francés was one of the leaders during 2017 in the placement of car loans, through its joint ventures with Peugeot-Citroën, Renault-Nissan and Volkswagen-Audi-Ducatti.

During 2017, more than 92,000 new creditworthy customers with active products were incorporated, and car loans were one of the primary channels to attract new customers. In addition, the Bank also embarked on wholesale financing, from the factories to the car dealers, integrating the business vertically and achieving a high level of cross-selling in each segment and business area.

Moreover the business agreement with BMW strengthened, and not only cars were financed but also motorbikes, a rapidly growing segment. In this line, business agreements were closed with different brands with the aim of increasing the Bank’s presence in the market. In order to complete the proposal for high-income customers, there is an agreement with Ditecar S.A. to market special products with respect to their Jaguar, Land Rover and Volvo cars.

In line with the strategy to develop digital tools, website tools were created for the online scoring of car loans both for cars and for motorbikes with our main business partners. Customers scored in the tool are referred to car dealers which have joined to offer car loans.

Credit Cards

In 2017, the alliance with LATAM was further strengthened through the LATAM Pass loyalty program, which makes it possible to obtain LATAM Pass kilometers from purchases made with VISA and Mastercard credit cards. In addition, promotional actions increased for customers both in discounts for redeeming LATAM Pass kilometers and in the sale of LATAM Pass kilometers with up to 50% discounts and several campaigns were implemented to attract new customers, fostering the acquisition of products with LATAM Pass kilometers as a gift.

BBVA Francés and Shell signed a business agreement in the latter part of 2017 to strengthen the alliance that they both have with the LATAM Pass loyalty program, allowing Shell customers to obtain the BBVA Francés LATAM Pass card through the Shell website.

Additionally, unique experiences were organized, in which over 2,500 holders of River, Xeneize and Talleres credit cards took part, receiving tickets to soccer matches, visits to training sessions and a match in the halftime specific events organized for clients, among others.

These actions allowed the Bank to increase credit card consumptions 41% in 2017 compared to the previous year, which implies an increase of 5% over the financial system growth during 2017 and reflects an increase in the credit cards consumption market share of 44 b.p., which closed the year at 12.5%. As of December 31, 2017, 68.6% of the credit accounts activated to operate in the Bank recorded activities, reflecting a 78 b.p. rise over a year ago. Finally, in 2017, 1.2 million cards were activated, with a 48% increase compared to the 0.8 million cards activated in 2016.

Time Deposits

For BBVA Francés, this is the core product in the funding strategy. The goal is to grow retail balances, which tend to be more stable and at a lower cost compared to time deposits from our corporate and investment banking business line, expanding the customer base with investment on the Classic (Mass) segment, and offering better options and convenience for the high income segment.

In 2017, retail term deposits, which are those lower than Ps.1 million, fell in comparison with 2016. Although balances in absolute terms went up, our market share fell. This was due both to a high excess of liquidity that the Bank had and to market conditions as a result of the competition caused by the bills issued by the Argentine Central Bank, generating an unfavorable environment in which to aggressively attract customers. Wholesale time deposits were above Ps.1 million and grew in balances and in market share, mainly due to a higher funding need as a consequence of the credit growth.

Our total market share of time deposits grew 13 percentage points in 2017, reaching 5.9% at the year close. Digital tools continued improving, bringing differential value propositions and new products, such as the LATAM Time Deposit, a saving in LATAM Pass kilometers to be redeemed for airplane tickets, UVA time deposits and time deposits at variable rates.

With respect to the customer service channels, we employ a multiple-channel approach to attend to clients, including executives in Branches, Private Banking, Francés Investments, Direct or Remote Executives and the web and mobile channels.

▪	Middle-market Banking

BBVA Francés maintains a leadership presence among corporations, agricultural producers and other institutions and continues working to maintain a strategic alliance with this sector in Argentina with a portfolio of Ps. 38.6 billion as of December 31, 2017. We have approximately 43,359 clients in this business area. In addition, we have recently made changes to our strategy to focus on capturing more small business clients. Our commercial lending portfolio NPL ratio, including our corporate lending portfolio, was 0.36% as of December 31, 2017 as compared with 0.20% as of December 31, 2016.

We offer a wide range of products covering the needs of this client segment, including a digital platform that allows our clients to process all types of transfers, billing, payments and foreign trade activity online. We are working to develop a system that would allow our clients to deposit checks via our smart phone apps, producing benefits both for our clients and for the Bank. We recently developed a loan simulator that allows companies that are not yet clients of the Bank to obtain a credit rating online that is automatically sent to a manager at one of our branches. We used to have 34 branches dedicated to companies and other institutions distributed throughout the country, and we are currently planning to implement a redesign of our customer service model in the third quarter of 2018 in order to offer services to these customers in 251 branches of our network including 23 business centers with managers fully dedicated to this client segment.

Among our principal lending products are cash advances, overdraft protection, financial loans and foreign trade. In addition, we offer services such as leasing and differentiated corporate and agriculture credit cards, among others. We also offer checking accounts and time deposits as well as investment management services through our mutual funds, transaction services, cash management solutions, collection services and payment services.

In recent years, we launched an integral program called “On the road to success”, which includes a digital platform where an small and medium enterprises (“SME”) can obtain access to a community and receive online training on finance, business administration and leadership free of charge.

In terms of assets, as of December 31, 2017, the active loan portfolio amounted to Ps.38,581 million, increasing by 97.5% in the year, whereas deposits amounted to Ps.31,526 million, a 109.0% increase, excluding mutual funds.

In 2017, middle-market banking focused on the following products:

Foreign Trade

The dollar portfolio doubled at December 31, 2017 year-on-year, and the average portfolio was US$1,031 million. US$2,350 were placed in new loans (an increase of 85% compared to 2016). According to the Argentine Central Bank ranking of banking institutions regarding import payments, the Bank led the market in the last three quarters with a 17.1% market share, while we reached the number three position with a 12.02% market share in export collecting. Various actions were taken including potential customer campaigns, thus capturing more transactions which were previously settled in other institutions and achieving, migration of physical transactions to Francés Net Cash Comex.

Agribusiness

During the year, Agribusiness also went through an important transformation process. The year’s landmarks included over 80 agreements for Visa Agro Card, machinery and equipment agreements, mutual guarantee institutions operations, dollar agreement operations and campaigns, all leveraged by a significant, competitive value proposition both in services and in special financing lines.

Additionally, a promotional campaign was conducted with visits to branches, customers and participation in events as well as a complementary training for the officers of the branches network.

With strong competition from traditional banks, public banks joined very actively and aggressively for closing deals. Despite this competitive environment, market share rose and assets increased over 60% year-on-year.

Digital Products

In 2017, a comprehensive digital transformation and development plan began, which consisted of providing customers of all Middle Market, Agribusiness and Institution product lines with self-management tools.

In relation to digital offerings, a web engine was implemented allowing potential customers to be scored through the public website and various products were launched including digital deposit and check assignment through the mobile application Francés Net Cash.

Institutions

Given the liberalization of the market, the Bank’s relationships with public agencies were strengthened. The institutions segment accounted for 19.5% of payroll accounts and 30% of the deposits, with significant growth in mutual funds. We see significant potential for growth in this area in 2018. As a result, an increase in financing with public risk is expected.

▪	Corporate & Investment Banking (C&IB)

Through our corporate and investment banking business we offer banking services to approximately 844 multinational companies and local private-sector and state-owned enterprises. As of December 31, 2017, our C&IB group had a loan portfolio of Ps.29.2 billion in loans and Ps.13.2 billion in deposits.

In our corporate business line, we leverage the BBVA Group's global presence and interconnected structure covering the corporate business line across the globe. Our corporate and investment banking products include checking, savings, time deposits and bilateral loan products that allow for structured finance for our global clients. In addition, as part of our investment banking services, we offer advisory services on mergers and acquisitions and initial public offerings and corporate- and project financing.

In Argentina we cover local clients and international clients, and have designed the “Plan Argentina BBVA” to target the financing of the most relevant investments that we expect to be made in Argentina in the telecommunications, energy and infrastructure sectors.

Through our treasury unit we also offer trading services, we are also engaged in capital markets, money markets and foreign exchange markets, brokerage services in connection with fixed-income securities, derivatives, leasing and trust services.

Income from services continues to evolve favorably given the strengthening of transactional services and consolidating our relationship with clients. This strategy was the key to doubling payment volumes and significantly increasing collection volumes during 2017.

In recent years we have focused on gaining the client’s loyalty through a continuous development of non-credit products. Tools such as Francés Net Cash made it possible to improve the payments and collections system and integrate the relationship with Global and Distribution Markets, multiplying the offer of spot products and derivatives. The synergies with other areas of the Bank were also strengthened in order to give a boost to transactions in the middle market and retail business lines.

In terms of assets, as of December 31, 2017, the loan portfolio amounted to Ps.29,236 million, an increase of 93.9% in the year, whereas deposits amounted to Ps.13,228 million, an increase of 87.3%.

One of our significant challenges in 2017 has been to make the opportunities of the new government and regulatory environment available to corporate clients, given the complexity and specialization of the business. In the case of domestic customers, a strategic model was implemented with the aim of understanding and communicating current changes in wholesale banking worldwide. In the case of the foreign customers, the Bank focused on understanding changes in customers’ businesses. As a result, understanding new business models allowed C&IB to reach customers with proposals which integrate the entire value chain of the corporate business.

In this business line, the anticipation, design and implementation of business plans have been essential, with key roles played by the Francés Net Cash Platform (including foreign exchange transactions), Liability Management and Debt Capital Markets services.

The following table sets forth the relative proportions of loans (receivables from finance leases, which represent less than 2%, 3% and 5% of total loans for the fiscal years ended December 31, 2017, 2016 and 2015, respectively, of total loans are not included as loans in accordance with BCRA GAAP) and deposits attributable to our principal business lines during the last three years.

	Loans
	December 31, 2017		December 31, 2016		December 31, 2015
	(in thousands of pesos, except percentages)
C&IB	29,235,624	22.78%	15,078,856	19.11%	9,424,979	16.66%
Middle-market Banking	38,581,073	30.06%	19,534,851	24.76%	14,028,539	24.80%
Retail Banking	60,549,505	47.17%	44,276,214	56.12%	33,109,803	58.54%
Total	128,366,202	100.00%	78,889,921	100.00%	56,563,321	100.00%

	Deposits
	December 31, 2017		December 31, 2016		December 31, 2015
	(in thousands of pesos, except percentages)
C&IB	13,228,055	8.59%	7,060,980	6.16%	12,945,953	16.84%
Middle-market Banking	31,526,243	20.46%	15,084,072	13.16%	9,735,030	12.67%
Retail Banking	109,296,004	70.95%	92,476,701	80.68%	54,183,510	70.49%
Total	154,050,302	100.00%	114,621,753	100.00%	76,864,493	100.00%

Management Model

The Bank’s comprehensive service concept was expanded in the branch network during 2017 for all customer segments through specialized agents. Additionally, specialized middle market servicing was extended to every branch during the year.

BBVA Francés works with a multiple-channel strategy focused on the user’s experience fostering the best practices for each contact channel and innovating with the technological advances available for each area.

On the one hand, it has a brick-and-mortar structure which includes branches, a call center and a network of ATMs and SSTs. On the other, it has digital channels, such as web and mobile. Both are complemented by partners and strategic alliances which make it possible to present the value proposition to a higher number of parties.

In the branches’ distribution network, the commercial strategy continued making progress in rolling out the Bank’s comprehensive service concept to all segments through specialized agents. In addition, dedicated service to middle market customers was extended to every branch.

In retail banking, the focus was on expanding digital banking and optimizing management tools in the following client segments:

-	Premium World (Affluent) / Premium (Mass Affluent): This group includes high-income retail customers serviced by dedicated executives in branches which have a premium space to provide the highest customer service quality by executives who follow a specific protocol for customer service and management. Over the year, there was strong emphasis on the creation of a direct management model, which allows customers to be assisted without going to a branch.

-	Classic (Mass): For retail customers with an identified business activity, the Bank is developing a management model based on business officers who can understand both their personal and business needs in order to offer them unified, simple assistance.

-	Financial Inclusion (Express): Retail customers who do not fall into any of the previous segments are managed by commercial officers from the branches and, increasingly, through automatic or telephone channels.

The middle market banking model was altered to create regional business centers with officers that assist their middle market and small- and medium-sized companies portfolios with the following objectives:

-	Unifying small- and medium-sized companies and middle market banking: This implied a comprehensive view of the business regardless of the company size. For this purpose, follow-up and support to these segments were unified from central areas.

-	Approaching customers and dynamism in management: In order to improve customer service, the structures were adapted and regional business centers were created and changes were made in processes so that the role of executives would focus on commercial tasks and every branch can assist customers in their needs.

-	Measurement: It was expanded to follow the activity of companies and individuals for information processes in each branch.

-	Digitalization: Significant innovations were generated for automatic management of customers.

In parallel with traditional channels, several optimizations are being undertaken to streamline the rest of the tasks with a productivity aim.

-	Mass sales force: Through plans which strengthen synergy and adjustments to Bank processes, the indicators of this channel are substantially improved, both for retail and for small- and medium-sized companies.

-	Call center: These are used as a cross-sell channel and for attracting new customers through specific campaigns, as well as for customers retention.

-	Partners and business alliances: These are key aspects of the Bank’s strategy for attracting and interacting with customers.

The Bank is focused on customer service by improving servicing, and one of its goals is customers’ self- management through the development of multiple channels. In this line, over the past year, more than 250,000 transactions were migrated away from branches, which implied the transfer of significant operating resources to other commercial roles. In turn, waiting times in branches were lowered, leading to first place in the Net Promoter Score for customers’ experience in branches. The Net Promoter Score is a management tool that can be used to gauge the loyalty of the customer.

As a summary of the 2017 Comprehensive Servicing Plan, an internal plan to improve servicing, the progress made on the main action points and the results obtained are detailed below:

-	Plan for replacement and growth of 80 ATM/SST and 400 new machines;

-	Plan for availability of SST: 93%;

-	Full time lobby: 69 branches implemented;

-	Double-profile tellers (teller and operating/teller and commercial): 96% of tellers;

-	Efficient lobby measuring the time ATM and SSTs are not available: 100% implemented;

-	Opening of Tucumán express branch;

-	Unified service model: in 70% of branches (177 branches);

-	Digitalization in 30 seconds: 100% implemented in branches and call center;

-	Francés Hotline: A comprehensive plan for improvements with optimization of functions, processes and dealing with the root cause of the calls; and

-	Answer through social media and mailing through an online form.

With the aim of boosting digital banking, the Bank has been focused on three core ideas: attracting new customers, excellence in users’ experience and digital sales solutions.

Both in internet banking and in mobile banking, a new look and feel was implemented to align with the Bank’s new global image. Additionally, the incorporation of new functionalities and services allows customers to simplify access to these channels and conduct their transactions through the digital platforms. In the second half of 2017, BBVA Francés reached the first level in the Net Promoter Score for web channel within its peer group. With respect to internet banking, this indicator reached 70%, which represents an improvement compared to 60% obtained in 2016. For mobile banking, it reached 65% compared to 60% the year before.

In order to ensure that the internet banking channel will be available, a solution was developed to know the channel status in real time and manage possible issues, achieving a 99.8% availability. For mobile banking, an analytic solution was implemented to obtain information on customers’ general usage activities and the performance of the application. These changes resulted in a 27% growth in the number of digital customers compared to the year before, with a 52% penetration among all customers while mobile banking reached a 30% penetration in 2017 among all active customers.

With respect to digital sales in 2017, the growth strategy was focused on the incorporation of new digital marketing tools, incorporating new solutions and optimizing those tools put in place in previous years. In 2017, this strategy was focused on the acquisition of new customers.

In retail banking, an online evaluation engine was also launched for personal loans and mortgages. This tool makes it possible to process customer inquiries through different channels. This concept is also capable of rating companies and allows loan officers to generate initial value propositions.

With respect to the Bank’s various products, the results and improvements developed during 2017 are detailed below:

-	Personal Loans: These accounted for 33% of the total loans initiated in retail banking, increasing from 10% in 2016. In volume, the share of retail banking loans in the Bank was 25%.

-	Credit Cards: The issuance of primary cards reached 37% of total card issuances, compared to 23% in 2016, and the issuance of additional cards accounted for 16% of total card issuances.

-	Mortgages: These accounted for a 7% share of all transactions in terms of loans amount settled in the Bank.

-	Investment: Represented 42% of digital sales over total time deposits in the Bank, and represented 92% of the total subscription of mutual funds in the Bank.

-	Savings Accounts: By the end of 2017, solutions were put in place for the online opening both on Francés Net and on Mobile Francés, and these solutions along with other campaigns for attracting customers helped reach a 44% share of total savings accounts in the Bank.

-	Insurance: The digital sales share was 20% over the total Bank’s sales. The new developments focused on the possibility of starting operating the following insurance lines and on an improvement of the range of products in the channel, including insurance for portable technology, protected bag, notebook computers and protected purchases.

Information Technology

Our information technology, or IT, area is responsible for our systems operation and availability as well as data security and integrity. Our main data center and our disaster recovery and back-up center are located in Buenos Aires, Argentina. Our modern technology platform is interconnected with the platform of the BBVA Group, which enables us to provide seamless coverage to our customers.

We have made significant investments in technology, and we plan to continue doing so to enable us to retain and enhance our competitive position in various markets and to improve the security and quality of our services.

Our operational platform efficiently combines our modern business-oriented IT systems with our multichannel distribution strategy, resulting in innovative ways to serve our clients. We have well-developed CRM tools that allow us to monitor our clients’

behavior and provide them with targeted product offerings through diverse channels. As a result, we are able to efficiently leverage alternative distribution channels, such as ATMs, internet banking and our contact centers, which are complementary to our traditional proprietary branch network, which enables us to provide better service to our clients and to increase our sales ratios.

We have implemented multiple controls to respond to the new threat of cyber security, based on a comprehensive, multi-faceted security framework that include people, technology, processes and procedures.

Intellectual Property

In Argentina, ownership of trademarks can be acquired only through a validly approved registration with the National Institute of Industrial Property (Instituto Nacional de la Propiedad Industrial, or INPI), the agency responsible for registering trademarks and patents in Argentina. After registration, the owner has exclusive use of the trademark in Argentina for five years. Trademarks registrations can be renewed indefinitely for additional five-year periods, if the registrant proves that it has used such trademark within the last five years.

We have several trademarks, most of which are brand names of our products or services. All our material trademarks are registered or have been submitted to INPI for registration by the BBVA Group or us.

Business Segment Financial Information

As mentioned in Note 24.15 to our Consolidated Financial Statements, our business is mainly concentrated on banking and financial services. We organize our activities in three business segments: (i) BBVA Banco Francés S.A. (banking), (ii) PSA Finance S.A. (financial services) and (iii) Volkswagen Financial Services S.A. (financial services), each of which we consider an individual reportable segment. Across these segments we also have entity-wide business lines, for which we only review certain information regarding loans and deposits. We do not report information on the results of our entity-wide business lines.

During 2017, the Company updated its internal business segment information by adding the analysis of loans and deposits by business lines (retail banking, middle market banking and corporate and investment banking).

The following table shows assets and income derived from each segment for the fiscal years ended December 31, 2017, 2016 and 2015. As mentioned in Note 15 to our Consolidated Financial Statements, the Pension Fund Manager segment was affected by the reform of the integrated retirement and pension system and Consolidar AFJP has been undergoing liquidation proceedings since then. The Bank decided to discontinue the separate reporting for this segment since fiscal year 2016 and, instead, reports it within the BBVA Banco Francés S.A. (banking) segment included therein. Prior years’ segment information has been revised to reflect this change in reporting.

	As of and for the year ended December 31, 2017
	BBVA Banco Francés S.A.(4) (Banking)	PSA Finance S.A. (Financial Services)	Volkswagen Financial Services S.A. (Financial Services)	Total
	(in thousands of pesos)
Total loans	118,574,829	4,840,322	4,951,051	128,366,202
- C&IB	29,092,314	143,310	-	29,235,624
- Middle-market Banking	38,581,073	-	-	38,581,073
- Retail Banking	50,901,442	4,697,012	4,951,051	60,549,505
Total assets	215,569,710	4,991,687	5,081,393	225,642,790
Total deposits	153,928,288	122,014	-	154,050,302
- C&IB	13,228,055	-	-	13,228,055
- Middle-market Banking	31,526,243	-	-	31,526,243
- Retail Banking	109,173,990	122,014	-	109,296,004
Total liabilities	195,761,970	3,117,104	707,168	199,586,242
Financial income	23,805,157	525,336	269,076	24,599,569
Service income and other income	12,506,053	708,622	649,572	13,864,247
Total income (1)	36,311,210	1,233,958	918,648	38,463,816
Financial expenses	(9,068,468)	(462,358)	(21,735)	(9,552,561)
Provisions for loans losses	(1,498,112)	(27,410)	(35,198)	(1,560,720)
Operating expenses	(12,399,540)	(91,072)	(122,859)	(12,613,471)
Other expenses (2)	(10,347,788)	(256,121)	(149,601)	(10,753,510)
Total expenses (3)	(33,313,908)	(836,961)	(329,393)	(34,480,262)
Results on minority interest in subsidiaries	(4,163)	(74,690)	(26,436)	(105,289)
Total net income	2,993,139	322,307	562,819	3,878,265

(1)	Includes financial income, service charge income and other income.

(2)	Includes service charge expense, other expenses and income tax.

(3)	Includes financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and income tax.

(4)	Includes BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, BBVA Francés Valores S.A. and Consolidar AFJP (undergoing liquidation proceedings).

	As of and for the year ended December 31, 2016
	BBVA Banco Francés S.A.(4) (Banking)	PSA Finance S.A. (Financial Services)	Volkswagen Financial Services S.A. (Financial Services)	Total
		(in thousands of pesos)
Total assets	146,804,631	3,154,836	1,793,244	151,752,711
Financial income	22,251,586	414,316	14,036	22,679,938
Service income and other income	8,949,566	429,729	38,758	9,418,053
Total income (1)	31,201,152	844,045	52,794	32,097,991
Financial expenses	(9,970,755)	(284,657)	(430)	(10,255,842)
Provisions for loans losses	(1,023,044)	(15,562)	(16,222)	(1,054,828)
Operating expenses	(9,456,435)	(70,397)	(30,801)	(9,557,633)
Other expenses (2)	(7,248,149)	(221,324)	(10,323)	(7,479,796)
Total expenses (3)	(27,698,383)	(591,940)	(57,776)	(28,348,099)
Results on minority interest in subsidiaries	2,334	(114,850)	6,296	(106,220)
Total net income	3,505,103	137,255	1,314	3,643,672

(1)	Includes financial income, service charge income and other income.

(2)	Includes service charge expense, other expenses and income tax.

(3)	Includes financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and income tax.

(4)	Includes BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, BBVA Francés Valores S.A. and Consolidar AFJP (undergoing liquidation proceedings).

	As of and for the year ended December 31, 2015
	BBVA Banco Francés S.A.(4) (Banking)	PSA Finance S.A. (Financial Services)	Total
	(in thousands of pesos)
Total assets	108,383,094	2,353,104	110,736,198
Financial income	16,022,362	542,417	16,564,779
Service income and other income	6,319,458	387,549	6,707,007
Total income (1)	22,341,820	929,966	23,271,786
Financial expenses	(6,962,151)	(158,850)	(7,121,001)
Provisions for loans losses	(627,854)	(9,163)	(637,017)
Operating expenses	(6,550,301)	(44,845)	(6,595,146)
Other expenses (2)	(4,805,250)	(192,814)	(4,998,064)
Total expenses (3)	(18,495,556)	(405,672)	(19,351,228)
Results on minority interest in subsidiaries	(5,681)	(130,390)	(136,071)
Total net income	3,390,583	393,904	3,784,487

(1)	Includes financial income, service charge income and other income.

(2)	Includes service charge expense, other expenses and income tax.

(3)	Includes financial expenses, allowances for doubtful loans, service charge expenses, operating expenses, other expenses and income tax.

(4)	Includes BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, BBVA Francés Valores S.A. and Consolidar AFJP (undergoing liquidation proceedings).

C.	Organizational structure

Banco Bilbao Vizcaya Argentaria S.A. (BBVA)

As of December 31, 2017, BBVA owned 66.55% of our capital stock.

BBVA is a global financial group, organized in six geographical business segments: (i) Banking Activity in Spain, (ii) Non-Core Real Estate, (iii) Mexico, (iv) South America, (v) the United States, (vi) Turkey and (vii) Rest of Eurasia. In addition to these geographical business areas, BBVA has a separate “Corporate Center” segment. This segment handles certain general management functions. Some of the benefits we receive from the BBVA Group are:

▪	sharing of technology;

▪	development of new banking products that have been customized for the Argentine market;

▪	leveraging BBVA’s global client relationships to serve those clients operating in Argentina; and

▪	BBVA’s participation in BBVA Francés as a shareholder is both long term and strategic.

Subsidiaries and investees of BBVA Francés

The following chart reflects our subsidiaries and investees as of December 31, 2017:

(1)	Undergoing liquidation proceedings.

The following information is related to our subsidiaries and investees as of December 31, 2017:

Subsidiary or investees company	Country of Incorporation/ Residence	BBVA Francés Ownership and Voting Power (in percentages)	Principal Activity	Stockholders’ Equity (in millions of Ps.) (1) (2)
BBVA Francés Asset Management S.A.(3) (4)	Argentina	95.00%	Investment fund manager	308.4
BBVA Francés Valores S.A. (3)	Argentina	97.00%	Stock exchange brokerage	160.5
Consolidar AFJP S.A. (undergoing liquidation proceedings) (3)	Argentina	53.89%	Pension fund manager	10.2
Volkswagen Financial Services S.A. (3)	Argentina	51.00%	Financial institution	588.1
PSA Finance Argentina Cía. Financiera S.A. (3)	Argentina	50.00%	Financial institution	634.2
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	791.8
BBVA Consolidar Seguros S.A. (3)	Argentina	12.22%	Insurance	1,087.9

(1)	Total stockholders’ equity as of December 31, 2017.

(2)	Statutory Stockholders’ Equity, adjusted for purposes of consolidation so as to apply an accounting criterion being uniform with that of BBVA Francés, if applicable.

(3)	For information regarding the number of shares we hold in such entities, see Note 2 to the Consolidated Financial Statements.

(4)	The Bank has an effective 95.00% ownership interest in the capital stock of the company and has an indirect 4.8498% ownership interest through BBVA Francés Valores S.A.

Below is a description of our subsidiaries and investees:

-	BBVA Francés Valores S. A.

Capital Markets

During 2017, the local securities market was mainly affected by the dynamics started in December 2015 with the liberalization of the foreign exchange market, and a new flow of activity, mainly from abroad, driven by attractive peso interest rates compared with an exchange rate that showed little variation in the year. As a consequence, in 2017 the stock market finished with positive variations, with the three main indexes (Merval, M.Ar and Merval 25) finishing at their historic peaks.

Measured in pesos, the Merval rose 77.2%, with an annual dollar variation in excess of 46%. Within the Leading Panel, Transp Gas Norte - TGNO4 (431%) and BOLDT (237%) were the best performers. In addition, a greater decentralization took place, given that the ten securities with the highest trading volume accounted for 54.4% of the total, compared with 68.7% in 2016.

2017 was a year with historically high returns for Argentine equities, resulting in the capitalization of domestic companies representing at September 30, 2017 19.5% of GDP of the third quarter of 2017 (last available date) versus 11.5% of GDP of the fourth quarter of 2016.

Both the equity market and the bonds market reflect the change in political and economic expectations that began at the end of 2015 and were strengthened through the mid-term elections of 2017. In spite of the slow economic recovery, expectations continue to be positive, and the reduction in debt spreads generated lower financing costs both for the public and private sectors.

BBVA Francés Valores S.A.'s Activity

Since Law No. 26,831 and CNV Resolution No. 622/13 came into force, the Francés Valores S.A. (ALyC – Integral) activity was residual under the expectations to generate new businesses to the extent the capital markets develop. In this respect, Francés Valores S.A. had negligible operating revenue and customer charges in 2017, since its activity has nearly ceased, and it has limited itself to investing its portfolio assets, maintaining its operating capacity, and seeking out new commercial and business opportunities. In this context, 2017 net income for BBVA Francés Valores S.A. amounted to Ps.63.8 million, mainly generated by the revaluation of its own portfolio investments, and minimum operational expenses.

-	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión.

During 2017, the mutual funds industry in Argentina continued to grow. As per preliminary information prepared by the Argentine Mutual Funds Association (CAFCI), the industry ended the fiscal year with assets under management amounting to Ps.544,109 million, an increase of Ps.222,157 million, or 69% compared with the level of December 31, 2016.

This increase was led by the market funds segment, which ended the year with a total of Ps.482,112 million, thus recording an increase of Ps.204,959 million, or 74%. In this category, the increase in fixed income funds stood out, with an increase in the assets under management of Ps.173,511 million year-on-year, or 86.3%%, reaching a total of Ps.374,684 million.

The money market segment ended the fiscal year with total assets under management amounting to Ps.61,997 million, an increase of Ps.17,198 million, or 38.4%, during the year.

As of December 31, 2017, the assets under management by BBVA Francés Asset Management amounted to Ps.35,461 million, an increase of Ps.17,475 million, or 102.9% in relation to 2016. Pursuant to the asset ranking prepared by the CAFCI, BBVA Francés Asset Management had a total market share in terms of mutual funds of 6.5%, thus ranking fourth.

Within the category of money market, the company ended the year with assets under management of Ps.4,977 million, an increase of Ps.2,357 million, or a 90%, in relation to 2016.

In the market funds segment, the company showed an increase of Ps.15,630 million, or 105.2%, during the fiscal year. These funds ended the year with total funds under management of Ps.30,485 million.

Within this latter category, the performance of the Fondo FBA Ahorro Pesos, increased assets by Ps.3,938 million, or 34.9%, finishing the fiscal year with Ps.15,207 million under management. In addition, the Fondo FBA Bonos Argentina finished 2017 with a total Ps.5,602 million under management, an increase of 100.6%. Lastly, the Fondos FBA Renta Fija and FBA Renta Fija Dólar Plus, which allow for subscription and redemption in US dollars, ended 2017 with assets under management amounting to Ps.3,571 million, and Ps.3,631 million, respectively.

As of December 31, 2017, the company had registered 18 mutual funds under management with the CNV, 9 of which were launched during the year.

As of the date of this Annual Report, the Bank’s funds are as follows:

▪	FBA Renta Pesos, FBA Ahorro Pesos, FBA Bonos Argentina, FBA Horizonte, FBA Horizonte Plus, FBA Bonos Globales, FBA Renta Mixta, FBA Retorno Total I, FBA Calificado, FBA Acciones Argentinas and FBA Acciones Latinoamericanas are currently operating normally, with subscriptions and redemptions in pesos.

▪	FBA Renta Fija Dólar, FBA Renta Fija Dólar Plus, FBA Bonos Latam and FBA Retorno Total II are also operating normally, and they admit subscription and redemption in US dollars.

▪	On July 7, 2016, the CNV, by means of Resolution No. 18121, registered the Fondo FBA Renta Pesos Plus under No. 830 and approved the relevant prospectus. This fund commenced activities on November 14, 2016, with the contribution of BBVA Francés Asset Management S.A. It is currently operating, but has not been commercialized yet.

▪	On July 20, 2017, the CNV, by means of General Resolution No. 698, authorized subscriptions and redemptions of shares in different currencies. For this purpose, it set an abbreviated procedure for the modification of the prospectus. In order to incorporate these new types of shares denominated in different currencies, the Bank complied with the CNV requirement by presenting the addenda that modify particular clauses of the following mutual fund Prospectuses: FBA Bonos Globales, FBA Acciones Argentinas, FBA Renta Fija Plus, FBA Bonos Argentinas, FBA Acciones Latinoamericanas, FBA Horizonte, FBA Ahorro Pesos, FBA Calificado, FBA Renta Pesos, FBA Renta Mixta, FBA Retorno Total II, FBA Retorno Total I, FBA Bonos Latam, FBA Renta Fija Dólar Plus, FBA Horizonte Plus, FBA Renta Fija Dólar, and FBA Renta Pesos Plus. The CNV, approved the modifications on December 21, 2017, by means of Resolution No. 19,212.

As of December 31, 2017, FBA Commodities had no equity volume. The rest of the Bank´s mutual funds at such date had the following equity volumes:

Name of Mutual Fund	Thousands of pesos
FBA Ahorro Pesos	15,207,847
FBA Bonos Argentina	5,602,270
FBA Renta Pesos	4,965,075
FBA Renta Fija Dólar Plus	3,631,659
FBA Renta Fija Dólar	3,571,433
FBA Calificado	617,636
FBA Acciones Argentinas	615,530
FBA Renta Mixta	327,777
FBA Horizonte	317,162
FBA Renta Fija (Ex FBA Commodities)	237,710
FBA Acciones Latinoamericanas	193,867
FBA Horizonte Plus	78,972
FBA Retorno Total II	34,524
FBA Bonos Latam	32,541
FBA Renta Pesos Plus	11,894
FBA Retorno Total I	9,104
FBA Bonos Globales	6,837
Total	35,461,838

-	Grupo Consolidar

Grupo Consolidar comprises Consolidar A.F.J.P. S.A, (Administradora de Fondos de Jubilaciones y Pensiones, undergoing liquidation proceedings) and BBVA Consolidar Seguros S.A., where BBVA Francés had stakes of 53.89% and 12.22%, respectively as of December 31, 2017.

Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)

Law No. 26,425 was enacted on December 4, 2008. It abolished the capitalization system that was part of the Integrated Pension and Retirement System (Sistema Integrado de Jubilaciones y Pensiones) which was merged into and substituted by a single public distribution system called SIPA (Sistema Integrado Previsional Argentino, i.e. Argentine Integrated Pension System). As a consequence, Consolidar A.F.J.P. S.A. no longer managed the resources in the individual capitalization accounts of its members, who were beneficiaries of the Argentine Integrated Pension System. These funds were transferred to the Sustainability Guarantee Fund of the Argentine Pension System in the same form as they were invested, and the Argentine Social Security Administration (ANSES (Administración Nacional de Seguridad Social)) became the only and single holder of its assets and rights.

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

BBVA Francés, as shareholder, requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) submit a request for negotiations with the Argentine Ministry of Economy and Public Finance (Ministerio de Economía y Finanzas Públicas de la Nación) and the ANSES. This was done in accordance with the terms of Law No. 26,425 in order to find solutions to the consequences of implementation of the Law. This request was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) on June 11, 2010.

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

In this connection, on May 13, 2013, the judge in charge ordered the commencement of the trial stage. The Company is collecting and submitting all witness, documentary and expert evidence and on May 28, 2013 the statements of its witnesses were submitted as evidence at court. There have been no further updates on the case since then.

At December 2017, the case is in a stage of producing accounting evidence.

BBVA Consolidar Seguros S.A.

BBVA Consolidar Seguros operates in fire, mixed family and comprehensive insurance, civil liability, theft, personal accidents, umbrella life, debtor balances, funeral services and other insurance risks.

During 2017, it issued premiums amounting to Ps.2,361.1 million, which represents a 12% growth in relation to the previous year. Since September, BBVA Consolidar Seguros ceased to collect the premium corresponding to life insurance of new issues of BBVA Francés debtor balances, which include personal loans, credit cards, car loans, and overdrafts. The increase of voluntary insurance premiums in 2017 compared with 2016 was 33%. This increase is the result of a strategy that combines a wide range of products with multiple distribution and assistance channels, all of which are based on the segmentation of customers’ needs. Accidents paid amounted to Ps.383.1 million in 2017, or 16% of premiums issued.

Net income amounted to Ps.588.1 million, representing a 54.1% return on net equity at December 31, 2017. As of September 30, 2017, the minimum capital surplus amounted to Ps.588.2 million, and the solvency index, measured as the quotient between cash and cash equivalents, investments and real estate, and technical commitments and debts with insured parties equaled 1.85.

On January 15, 2016, the National Superintendence of Insurance (the “SSN”) issued Resolution SSN No. 39645 that supersedes item k) of paragraph 35.8.1 of the Insurance Industry General Regulations, with the following amendments:

▪	It eliminates the obligation to hold minimum investment in assets of item k), but introduces a gradual schedule to enable undoing existing investments as mentioned in paragraph 3) of said Resolution;

▪	It keeps item k) investments as an eligible investment for the purpose of the insurance statement, and maintains maximum investment percentages allowed for in such assets. Consequently, retirement insurance companies remain with the same status as general insurance companies, life insurance companies, and underwriters;

▪	It sets up a schedule to allow for the disposition of existing investments in item k), either under total or partial amortization, or under sale, considering for that sake the value of investments as of December 31, 2015.

-	Up to 15% of total value of investments as of 06/30/2016;

-	Up to 40% of total value of investments as of 12/31/2016;

-	Up to 65% of total value of investments as of 6/30/2017; and

-	Up to 100% of the value of investments as of 12/31/2017.

On January 22, 2016, the SSN issued Resolution SSN No. 39647, referred to Small and Medium Sized Enterprises Mutual Funds (authorized by the CNV), which establishes a minimum investment of 3% and a maximum investment of 20%.

On March 21, 2016, Central Bank Communication “A” 5928 was issued, which introduces modifications to Financial Users Protection Rules in relation to insurance. As regards debtor balance life insurance, it establishes, for financial institutions subject to such communication, the prohibition to collect from users any type of commission and/or charge related to debtor balance insurance that covers death or total permanent disability. In addition, it determines that financial institutions must acquire a debtor balance insurance to cover those contingencies or, alternatively, “self-insure” themselves, being a challenge for the insurance company to attract the greatest number of customers/banking and financial institutions to offer them such product.

In November 2017, the SSN issued Resolution SSN No. 41057, which establishes an adaptation of insurance companies' investments.

To comply with such resolution, acceptable investments will be those assets issued by the Central Bank, whose date of incorporation to the net worth be prior to the publication of this regulation (November 16, 2017), and up to its maturity. They may invest up to 40% in public-private partnership projects, infrastructure or real estate development projects, notarized real estate meant for rent. In addition, to existing provincial securities, municipal securities are added (up to 3%), and those from the City of Buenos Aires (up to 10%). For close-end mutual funds, the limit was extended from 18% to 60% of total investments.

For 2018, BBVA Consolidar Seguros intends to continue to develop its main business lines, particularly other risks, personal accident, collective life, and household and integral combo, by means of products that offer a differential to meet the needs of its main customers.

-	PSA Finance Argentina Compañía Financiera S.A.

PSA Finance’s main business is focused on providing secured loans for the purchase and leasing of new Peugeot and Citroën vehicles. In addition, it offers financing for the purchase of used cars for customers proposed by the official Peugeot and Citroën dealer network, as well as other financial products and services related to the purchase, maintenance and insurance of vehicles.

The automotive industry closed the year 2017 with a total of 861 thousand registrations, a 26% increase in relation to 2016. During 2017, Peugeot and Citroën maintained a market share of 12.1% in 2017, and PSA Finance reached a market share of 12.0% in 2017 and improved its performance compared to the previous year, reaching a 26.0% penetration over registrations of both brands (measured based on the financing of new cars), which shows an increase of 4.3 percentage points compared to 2016. As such, it reached a total financing of new contracts for 32,311 transactions related to car loans of new, used and leasing-related units, equivalent to Ps.4,869 million.

The net income for PSA Finance was Ps.149 million for the year ended December 31, 2017, a decrease of 35% compared with 2016, as a consequence of the following factors: i) greater need of financing from third parties due to the increase in new loans, and to the use of fewer own funds as the result of the payment of dividends; ii) higher payment of commissions to dealers due to the higher production in the year and iii) greater charges for loan losses allowances due to growth of granted loans portfolio.

-	Rombo Compañía Financiera S.A.

Rombo Compañía Financiera S.A. (“RCF”) is the main financing company of the Renault dealers, both for new and used vehicles. During 2017, Renault obtained a 13.35% market share in the automotive market (compared to 14.5% in 2016), being third in the sales ranking (source: Car Dealers Association). Since October, Nissan has an average market share of 2.2% (source: Car Dealers Association). Within a framework of a strong competition, it managed to improve its market share and position, supported by the launch and renewal of models, and with assistance from car loans granted by its financial company.

With this support, RCF reached a record of 42,969 financings for new Renault and Nissan units (compared to 33,262 in 2016), and a record of 11,255 used vehicles (compared to 8,927 in 2016), which implies a growth of 29% in the number of financed contracts. Thus, the total financing portfolio reached Ps.8,606 million, representing a 98.5% increase compared to Ps.4,335 million financed during 2016.

Regarding financing, during 2017, four series of notes were issued for a total Ps.1,680 million, with a total balance of notes at the fiscal year’s close of Ps.2,439.5 million. The amount of the program was extended to Ps.3,000 million during the 2017 fiscal year, with a “raAA” rating from Fix SCR S.A. Agente Calificadora de Riesgo, and “Aa1.ar”, from Moody’s.

Net income was Ps.53 million for the year ended December 31, 2017, lower than the previous year as a result of the sales increase that generated a higher expenses in fees paid.

-	Volkswagen Financial Services Compañía Financiera S.A. (“VWFS”)

The main VWFS business focuses on granting car loans for the acquisition of new and used vehicles of makes belonging to the Volkswagen group, and on offering wholesale financing to the dealer network for the acquisition of new units of its brands.

VWFS increased the level of contracts compared to the previous year, with a 13.3% penetration compared to 9.6% of registrations of the Volkswagen group brands. It also increased loyalty, obtaining 70% of the total car loans granted in the market for vehicles of the group’s brands (compared to 65.5% in 2016). In 2017, the Volkswagen Group achieved a 16.6% market share in the automobile market, and was first in the sales ranking.

During 2017, VWFS recorded a total of 20,837 car loans, an increase of 75% with respect to the previous year.

For the year ended December 31, 2017, net income amounted to Ps.53.9 million, improving significantly compared with a net income of Ps.1.2 million for the year ended December 31, 2016.

Equity Investments

The following are all positions that we hold in non-financial institutions where we own more than 2% of the invested companies’ equity as of December 31, 2017.

Investment	Country	% of Shares Owned (in percentages)	Principal Activity	Total Stockholders’ Equity (in millions of pesos)
Coelsa S.A.(1)	Argentina	8.72%	Clearing house	35.3
Interbanking S.A. (1)	Argentina	11.11%	Information services for financial markets	610.5
Argencontrol S.A. (1)	Argentina	7.77%	Agent mandatory	4.3
Sedesa S.A. (1)	Argentina	9.36%	Deposit guarantee fund	46.8
Prisma Medios de Pagos S.A. (1)	Argentina	10.48%	Credit card issuer	1,760.5

(1)	Total Stockholders’ Equity as of December 31, 2017.

D.	Property, plants and equipment

BBVA Francés is domiciled in Argentina and has its principal executive offices at Av. Córdoba 111, C1054AAA Buenos Aires, Argentina. The principal executive offices, which we own, are approximately 30,517 square meters in area.

At December 31, 2017, our branch network consisted of 251 retail branches, of which 112 were located in properties that we own and 139 were located in properties leased to us. The branches are located throughout all of the 23 Argentine provinces as well as the City of Buenos Aires.

On July 10, 2013, BBVA Francés and Consultatio S.A. signed a sale and purchase agreement, under which the Bank acquired 23 of the 33 floors of the building under construction by Consultatio S.A., which will become the “BBVA Tower.” This is the largest corporate headquarters real estate development project in the Republic and is part of the plan designed in 2010 by BBVA Francés to unify its core areas. BBVA Tower was built with the highest construction and environmental standards that allowed the Bank’s staff to work together in the same area, thus achieving greater efficiency. The building was developed according to the highest international environmental and sustainability standards and with the commitment of the BBVA Group to preserving the environment. Construction was completed in 2016. In the last quarter of 2016 personnel began moving to the new headquarters, a process that was completed in April 2017.

E.	Selected statistical information

The following information is included for analytical purposes and should be read in conjunction with the Consolidated Financial Statements as well as “Item 5. Operating and Financial Review and Prospects”. This information has been prepared from our financial records, which are maintained in accordance with the regulations established by the Central Bank and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 26 to the Consolidated Financial Statements for a summary of the significant differences between BCRA GAAP and U.S. GAAP.

Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The average balances of interest-earning assets and interest-bearing liabilities, including the related interest earned or paid, were calculated on a daily basis for the year ended December 31, 2017 and on a month-end basis for the years ended December 31, 2016 and 2015. We believe that such averages are representative of our operations and we do not believe that monthly averages present trends materially different from those that would be presented by daily averages. Average balances have been separated between those denominated in pesos and in dollars.

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

D: devaluation rate of the Argentine peso to the dollar for the fiscal year, which is shown below for the fiscal years ended December 31, 2017 and 2016; and

December 31, 2017	18.45%
December 31, 2016	21.88%

I: Argentine inflation rate (“WPI”), which is shown below for the fiscal years ended December 31, 2017 and 2016.

December 31, 2017	18.80%
December 31, 2016	34.50%

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

The following tables show average balances, interest amounts and average real rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,
	2017			2016			2015
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (3)	Interest earned/ paid	Average real rate (2)	Average balance (3)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (4)
Pesos	15,463,791	3,445,733	2.93%	15,677,666	4,552,875	(4.06)%	12,923,775	3,685,594	14.09%
Foreign currency	7,219,171	128,797	1.48%	1,311,842	11,830	(8.57)%	1,034,674	8,456	36.10%
Total	22,682,962	3,574,530	2.47%	16,989,508	4,564,705	(4.41)%	13,958,449	3,694,050	15.72%
Loans (5)
Private Sector
Pesos	76,547,931	17,276,566	3.17%	59,247,269	15,516,955	(6.18)%	45,436,586	11,263,271	10.78%
Foreign currency	19,127,396	473,209	2.17%	8,539,771	294,828	(6.26)%	2,900,642	127,178	40.91%
Total	95,675,327	17,749,775	2.97%	67,787,040	15,811,783	(6.19)%	48,337,228	11,390,449	12.58%
Public Sector
Pesos	7,996	2,481	10.29%	744,689	858	(25.56)%	644,724	3,994	(10.68)%
Foreign currency	87	-	-	38	-	-	16	-	-
Total	8,083	2,481	10.18%	744,727	858	(25.56)%	644,740	3,994	(10.68)%
Other assets
Pesos	4,113,547	1,086,303	6.40%	4,325,810	898,137	(10.21)%	3,382,485	1,093,416	17.47%
Foreign currency	1,797,538	79,011	4.09%	37,036	1,635	(5.38)%	51	-	-
Total	5,911,085	1,165,314	5.70%	4,362,846	899,772	(10.17)%	3,382,536	1,093,416	17.47%
Total interest-earning assets
Pesos	96,133,265	21,811,083	3.27%	79,995,434	20,968,825	(6.16)%	62,387,570	16,046,275	11.60%
Foreign currency	28,144,192	681,017	2.12%	9,888,687	308,293	(6.56)%	3,935,383	135,634	39.65%
Total	124,277,457	22,492,100	3.01%	89,884,121	21,277,118	(6.21)%	66,322,953	16,181,909	13.27%

	Year ended December 31,
	2017			2016			2015
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (3)	Interest earned/ paid	Average real rate (2)	Average balance (3)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest-earning assets
Cash and due from banks
Pesos	16,403,508	-	-	12,801,032	-	-	9,156,399	-	-
Foreign currency	24,481,166	-	-	16,672,599	-	-	6,294,942	-	-
Total	40,884,674	-	-	29,473,631	-	-	15,451,341	-	-
Investments in other companies
Pesos	530,121	-	-	454,912	-	-	321,753	-	-
Foreign currency	4,373	-	-	3,949	-	-	2,495	-	-
Total	535,094	-	-	458,861	-	-	324,248	-	-
Property and equipment and miscellaneous and intangible assets and items pending allocation
Pesos	4,966,849	-	-	3,564,522	-	-	2,603,963	-	-
Foreign currency	-	-	-	-	-	-	-	-	-
Total	4,966,849	-	-	3,564,522	-	-	2,603,963	-	-
Allowance for loan losses
Pesos	(2,443,985)	-	-	(1,835,424)	-	-	(1,294,206)	-	-
Foreign currency	(204,374)	-	-	(118,394)	-	-	(73,779)	-	-
Total	(2,648,359)	-	-	(1,953,818)	-	-	(1,367,985)	-	-
Other assets
Pesos	5,975,491	-	-	3,711,795	-	-	2,732,283	-	-
Foreign currency	2,201,922	-	-	1,372,099	-	-	630,322	-	-
Total	8,177,413	-	-	5,083,894	-	-	3,362,605	-	-
Total non-interest-earning assets
Pesos	25,432,584	-	-	18,696,837	-	-	13,520,192	-	-
Foreign currency	26,483,087	-	-	17,930,253	-	-	6,853,980	-	-
Total	51,915,671	-	-	36,627,090	-	-	20,374,172	-	-
TOTAL ASSETS
Pesos	121,565,849	21,811,083	-	98,692,271	20,968,825	-	75,907,762	16,046,275	-
Foreign currency	54,627,279	681,017	-	27,818,940	308,293	-	10,789,363	135,634	-
Total	176,193,128	22,492,100	-	126,511,211	21,277,118	-	86,697,125	16,181,909	-

(1)	Average balances for 2017 are derived from daily-end balances.

(2)	Annualized on a 360-days basis.

(3)	Average balances for 2016 and 2015 are derived from monthly-end balances.

(4)	Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of government securities and yield on our investment portfolio of government securities are included.

(5)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	Year ended December 31,
	2017			2016			2015
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (3)	Interest earned/ paid	Average real rate (2)	Average balance (3)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	24,312,040	561,792	(13.88)%	15,971,208	32,835	(25.50)%	12,195,649	22,504	(11.07)%
Foreign currency	25,279,891	2,140	(0.29)%	10,888,220	670	(9.38)%	3,414,786	179	35.00%
Total	49,591,931	563,932	(6.89)%	26,859,428	33,505	(18.96)%	15,610,435	22,683	(0.99)%
Time deposits
Pesos	32,633,531	6,159,011	0.06%	30,592,404	7,628,780	(7.11)%	23,126,105	5,116,213	8.41%
Foreign currency	6,464,919	22,384	0.05%	5,301,300	61,787	(8.33)%	2,126,313	47,027	37.98%
Total	39,098,450	6,181,395	0.06%	35,893,704	7,690,567	(7.29)%	25,252,418	5,163,240	10.90%
Borrowings from the Central Bank
Pesos	13,725	889	(10.37)%	198,826	2,962	(24.54)%	179,478	5,186	(8.66)%
Foreign currency	-	-	-	12,999	-	-	6,290	-	-
Total	13,725	889	(10.37)%	211,825	2,962	(23.04)%	185,768	5,186	(8.37)%
Borrowings from other financial institutions
Pesos	806,474	394,657	25.37%	722,017	397,857	15.32%	119,208	339,350	241.47%
Foreign currency	288,405	11,465	3.67%	784,532	39,851	(4.78)%	630,548	36,515	42.81%
Total	1,094,879	406,122	19.65%	1,506,549	437,708	4.85%	749,756	375,865	74.40%
Corporate bonds
Pesos	1,949,132	470,054	4.47%	1,825,101	477,511	(6.20)%	1,792,624	393,905	8.28%
Total	1,949,132	470,054	4.47%	1,825,101	477,511	(6.20)%	1,792,624	393,905	8.28%
Other liabilities
Pesos	138,917	35	(15,80)%	957,428	14,371	(24.53)%	639,270	(151,726)	(32.30)%
Foreign currency	1,309,058	436	(0.26)%	651,496	-	-	93,840	-	-
Total	1,447,975	471	(4.96)%	1,608,924	14,371	(14.60)%	733,110	(151,726)	(28.16)%
Total interest-bearing liabilities
Pesos	59,853,819	7,586,438	(5.16)%	50,266,984	8,554,316	(13.00)%	38,052,334	5,725,432	2.13%
Foreign currency	33,342,273	36,425	(0.19)%	17,638,547	102,308	(8.86)%	6,271,777	83,721	36.80%
Total	93,196,092	7,622,863	(3.38)%	67,905,531	8,656,624	(11.92)%	44,324,111	5,809,153	7.03%

	Year ended December 31,
	2017			2016			2015
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest bearing liabilities and stockholders’ equity
Demand deposits
Pesos	22,273,890	-	-	20,644,679	-	-	17,429,167	-	-
Foreign currency	11,932,036	-	-	6,037,571	-	-	1,377,380	-	-
Total	34,205,926	-	-	26,682,250	-	-	18,806,547	-	-
Other liabilities
Pesos	20,421,511	-	-	14,029,701	-	-	10,194,647	-	-
Foreign currency	6,954,233	-	-	2,243,718	-	-	1,423,064	-	-
Total	27,375,744	-	-	16,273,419	-	-	11,617,711	-	-
Minority interest
Pesos	588,993	-	-	410,156	-	-	-	-	-
Total	588,993	-	-	410,156	-	-	-	-	-
Stockholders’ equity
Pesos	20,826,373	-	-	15,239,855	-	-	11,948,756	-	-
Total	20,826,373	-	-	15,239,855	-	-	11,948,756	-	-
Total non–interest bearing liabilities and stockholders’ equity
Pesos	64,110,767	-	-	50,324,391	-	-	39,572,570	-	-
Foreign currency	18,886,269	-	-	8,281,289	-	-	2,800,444	-	-
Total	82,997,036	-	-	58,605,680	-	-	42,373,014	-	-
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	123,964,586	7,586,438	-	100,591,375	8,554,316	-	77,624,904	5,725,432	-
Foreign currency	52,228,542	36,425	-	25,919,836	102,308	-	9,072,221	83,721	-
Total	176,193,128	7,622,863	-	126,511,211	8,656,624	-	86,697,125	5,809,153	-

(1)	Average balances for 2017 are derived from daily-end balances.

(2)	Annualized on a 360-days basis.

(3)	Average balances for 2016 and 2015 are derived from monthly-end balances.

The following tables show average balances, interest amounts and average nominal rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2017, 2016 and 2015

	Year ended December 31,
	2017			2016			2015
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (3)	Interest earned/ paid	Average Nominal rate (2)	Average balance (3)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (4)
Pesos	15,463,791	3,445,733	22.28%	15,677,666	4,552,875	29.04%	12,923,775	3,685,594	28.52%
Foreign currency	7,219,171	128,797	1.78%	1,311,842	11,830	0.90%	1,034,674	8,456	0.82%
Total	22,682,962	3,574,530	15.76%	16,989,508	4,564,705	26.87%	13,958,449	3,694,050	26.46%
Loans (5)
Private Sector
Pesos	76,547,931	17,276,566	22.57%	59,247,269	15,516,955	26.19%	45,436,586	11,263,271	24.79%
Foreign currency	19,127,396	473,209	2.47%	8,539,771	294,828	3.45%	2,900,642	127,178	4.38%
Total	95,675,327	17,749,775	18.55%	67,787,040	15,811,783	23.33%	48,337,228	11,390,449	23.56%
Public Sector
Pesos	7,996	2,481	31.03%	744,689	858	0.12%	644,724	3,994	0.62%
Foreign currency	87	-	-	38	-	-	16	-	-
Total	8,083	2,481	30.69%	744,727	858	0.12%	644,740	3,994	0.62%
Other assets
Pesos	4,113,547	1,086,303	26.41%	4,325,810	898,137	20.76%	3,382,485	1,093,416	32.33%
Foreign currency	1,797,538	79,011	4.40%	37,036	1,635	4.41%	51	-	0.20%
Total	5,911,085	1,165,314	19.71%	4,362,846	899,772	20.62%	3,382,536	1,093,416	32.33%
Total interest-earning assets
Pesos	96,133,265	21,811,083	22.69%	79,995,434	20,968,825	26.21%	62,387,570	16,046,275	25.72%
Foreign currency	28,144,192	681,017	2.42%	9,888,687	308,293	3.12%	3,935,383	135,634	3.45%
Total	124,277,457	22,492,100	18.10%	89,884,121	21,277,118	23.67%	66,322,953	16,181,909	24.40%

	Year ended December 31,
	2017			2016			2015
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (3)	Interest earned/ paid	Average Nominal rate (2)	Average balance (3)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
Non-interest-earning assets
Cash and due from banks
Pesos	16,403,508	-	-	12,801,032	-	-	9,156,399	-	-
Foreign currency	24,481,166	-	-	16,672,599	-	-	6,294,942	-	-
Total	40,884,674	-	-	29,473,631	-	-	15,451,341	-	-
Investments in other companies
Pesos	530,121	-	-	454,912	-	-	321,753	-	-
Foreign currency	4,373	-	-	3,949	-	-	2,495	-	-
Total	535,094	-	-	458,861	-	-	324,248	-	-
Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	4,966,849	-	-	3,564,522	-	-	2,603,963	-	-
Foreign currency	-	-	-
Total	4,966,849	-	-	3,564,522	-	-	2,603,963	-	-
Allowance for loan losses
Pesos	(2,443,985)	-	-	(1,835,424)	-	-	(1,294,206)	-	-
Foreign currency	(204,374)	-	-	(118,394)	-	-	(73,779)	-	-
Total	(2,648,359)	-	-	(1,953,818)	-	-	(1,367,985)	-	-
Other assets
Pesos	5,975,491	-	-	3,711,795	-	-	2,732,283	-	-
Foreign currency	2,201,922	-	-	1,372,099	-	-	630,322	-	-
Total	8,177,413	-	-	5,083,894	-	-	3,362,605	-	-
Total non-interest-earning assets
Pesos	25,432,584	-	-	18,696,837	-	-	13,520,192	-	-
Foreign currency	26,483,087	-	-	17,930,253	-	-	6,853,980	-	-
Total	51,915,671	-	-	36,627,090	-	-	20,374,172	-	-
TOTAL ASSETS
Pesos	121,565,849	21,811,083	-	98,692,271	20,968,825	-	75,907,762	16,046,275	-
Foreign currency	54,627,279	681,017	-	27,818,940	308,293	-	10,789,363	135,634	-
Total	176,193,128	22,492,100	-	126,511,211	21,277,118	-	86,697,125	16,181,909	-

(1)	Average balances for 2017 are derived from daily-end balances.

(2)	Annualized on a 360-days basis.

(3)	Average balances for 2016 and 2015 are derived from monthly-end balances.

(4)	Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of government securities and yield on our investment portfolio of government securities are included.

(5)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	Year ended December 31,
	2017			2016			2015
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (3)	Interest earned/ paid	Average Nominal rate (2)	Average balance (3)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	24,312,040	561,792	2.31%	15,971,208	32,835	0.21%	12,195,649	22,504	0.18%
Foreign currency	25,279,891	2,140	0.01%	10,888,220	670	0.01%	3,414,786	179	0.01%
Total	49,591,931	563,932	1.14%	26,859,428	33,505	0.12%	15,610,435	22,683	0.15%
Time deposits
Pesos	32,633,531	6,159,011	18.87%	30,592,404	7,628,780	24.94%	23,126,105	5,116,213	22.12%
Foreign currency	6,464,919	22,384	0.35%	5,301,300	61,787	1.17%	2,126,313	47,027	2.21%
Total	39,098,450	6,181,395	15.81%	35,893,704	7,690,567	21.43%	25,252,418	5,163,240	20.45%
Borrowings from the Central Bank
Pesos	13,725	889	6.48%	198,826	2,962	1.49%	179,478	5,186	2.89%
Foreign currency	-	-	-	12,999	-	-	6,290	-	-
Total	13,725	889	6.48%	211,825	2,962	1.40%	185,768	5,186	2.79%
Borrowings from other financial institutions
Pesos	806,474	394,657	48.94%	722,017	397,857	55.10%	119,208	339,350	284.67%
Foreign currency	288,405	11,465	3.98%	784,532	39,851	5.08%	630,548	36,515	5.79%
Total	1,094,879	406,122	37.09%	1,506,549	437,708	29.05%	749,756	375,865	50.13%
Corporate bonds
Pesos	1,949,132	470,054	24.12%	1,825,101	477,511	26.16%	1,792,624	393,905	21.97%
Total	1,949,132	470,054	24.12%	1,825,101	477,511	26.16%	1,792,624	393,905	21.97%
Other liabilities
Pesos	138,917	35	0.03%	957,428	14,371	1.50%	639,270	(151,726)	(23.73)%
Foreign currency	1,309,058	436	0.03%	651,496	-	-	93,840	-	-
Total	1,447,975	471	0.03%	1,608,924	14,371	0.89%	733,110	(151,726)	(20.70)%
Total interest-bearing liabilities
Pesos	59,853,819	7,586,438	12.67%	50,266,984	8,554,316	17.02%	38,052,334	5,725,432	15.05%
Foreign currency	33,342,273	36,425	0.11%	17,638,547	102,308	0.58%	6,271,777	83,721	1.33%
Total	93,196,092	7,622,863	8.18%	67,905,531	8,656,624	12.75%	44,324,111	5,809,153	13.11%

	Year ended December 31,
	2017			2016			2015
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (3)	Interest earned/ paid	Average Nominal rate (2)	Average balance (3)	Interest earned/ paid	Average nominal rate (2)
	(in thousands of pesos, except percentages)
Non-interest-bearing liabilities and stockholders’ equity
Demand deposits
Pesos	22,273,890	-	-	20,644,679	-	-	17,429,167	-	-
Foreign currency	11,932,036	-	-	6,037,571	-	-	1,377,380	-	-
Total	34,205,926	-	-	26,682,250	-	-	18,806,547	-	-
Other liabilities
Pesos	20,421,511	-	-	14,029,701	-	-	10,194,647	-	-
Foreign currency	6,954,233	-	-	2,243,718	-	-	1,423,064	-	-
Total	27,375,744	-	-	16,273,419	-	-	11,617,711	-	-
Minority interest
Pesos	588,993	-	-	410,156	-	-	-	-	-
Total	588,993	-	-	410,156	-	-	-	-	-
Stockholders’ equity
Pesos	20,826,373	-	-	15,239,855	-	-	11,948,756	-	-
Total	20,826,373	-	-	15,239,855	-	-	11,948,756	-	-
Total non–interest-bearing liabilities and stockholders’ equity
Pesos	64,110,767	-	-	50,324,391	-	-	39,572,570	-	-
Foreign currency	18,886,269	-	-	8,281,289	-	-	2,800,444	-	-
Total	82,997,036	-	-	58,605,680	-	-	42,373,014	-	-
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	123,964,586	7,586,438	-	100,591,375	8,554,316	-	77,624,904	5,725,432	-
Foreign currency	52,228,542	36,425	-	25,919,836	102,308	-	9,072,221	83,721	-
Total	176,193,128	7,622,863	-	126,511,211	8,656,624	-	86,697,125	5,809,153	-

(1)	Average balances for 2017 are derived from daily-end balances.

(2)	Annualized on a 360-days basis.

(3)	Average balances for 2016 and 2015 are derived from monthly-end balances.

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for the fiscal year ended December 31, 2017 compared with the fiscal year ended December 31, 2016 and for the fiscal year ended December 31, 2016 compared with the fiscal year ended December 31, 2015. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading and yield on government trading and investment accounts results are included in the computation of interest income in all fiscal years.

	Year ended December 31, 2017/2016 Increase (Decrease) Due to Changes in			Year ended December 31, 2016/2015 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
ASSETS
Interest-earning assets
Government securities
Pesos	(47,657)	(1,059,485)	(1,107,142)	799,744	67,537	867,281
Foreign currency	105,392	11,575	116,967	2,499	875	3,374
Total	57,735	(1,047,910)	(990,175)	802,243	68,412	870,655
Loans
Private sector
Pesos	3,904,691	(2,145,080)	1,759,611	3,617,040	636,644	4,253,684
Foreign currency	261,936	(83,555)	178,381	194,686	(27,036)	167,650
Total	4,166,627	(2,228,635)	1,937,992	3,811,726	609,608	4,421,334
Public sector
Pesos	(228,581)	230,204	1,623	115	(3,251)	(3,136)
Total	(228,581)	230,204	1,623	115	(3,251)	(3,136)
Other assets
Pesos	(56,054)	244,220	188,166	195,856	(391,135)	(195,279)
Foreign currency	77,383	(7)	77,376	1,633	2	1,635
Total	21,329	244,213	265,542	197,489	(391,133)	(193,644)
Total interest-earning assets
Pesos	3,572,399	(2,730,141)	842,258	4,612,755	309,795	4,922,550
Foreign currency	444,711	(71,987)	372,724	198,818	(26,159)	172,659
Total	4,017,110	(2,802,128)	1,214,982	4,811,573	283,636	5,095,209

	Year ended December 31, 2017/2016 Increase (Decrease) Due to Changes in			Year ended December 31, 2016/2015 Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in thousands of pesos)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	192,736	336,221	528,957	7,761	2,570	10,331
Foreign currency	1,218	252	1,470	460	31	491
Total	193,954	336,473	530,427	8,221	2,601	10,822
Time deposits
Pesos	385,227	(1,854,996)	(1,469,769)	1,861,859	650,708	2,512,567
Foreign currency	4,029	(43,432)	(39,403)	37,005	(22,245)	14,760
Total	389,256	(1,898,428)	(1,509,172)	1,898,864	628,463	2,527,327
Borrowings from the Central Bank
Pesos	(11,989)	9,916	(2,073)	289	(2,513)	(2,224)
Total	(11,989)	9,916	(2,073)	289	(2,513)	(2,224)
Borrowings from other financial institutions
Pesos	41.330	(44,530)	(3,200)	332,169	(273,662)	58,507
Foreign currency	(19,723)	(8,663)	(28,386)	7,822	(4,486)	3,336
Total	21,607	(53,193)	(31,586)	339,991	(278,148)	61,843
Corporate bonds
Pesos	29,911	(37,368)	(7,457)	8,497	75,109	83,606
Total	29,911	(37,368)	(7,457)	8,497	75,109	83,606
Other liabilities
Pesos	(206)	(14,130)	(14,336)	4,776	161,321	166,097
Foreign currency	219	217	436	-	-	-
Total	13	(13,913)	(13,900)	4,776	161,321	166,097
Total interest-bearing liabilities
Pesos	637,009	(1,604,887)	(967,878)	2,215,351	613,533	2,828,884
Foreign currency	(14,257)	(51,626)	(65,883)	45,287	(26,700)	18,587
Total	622,752	(1,656,513)	(1,033,761)	2,260,638	586,833	2,847,471

Interest-Earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the fiscal years indicated.

	Year ended December 31,
	2017	2016	2015
	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	96,133,265	79,995,434	62,387,570
Foreign currency	28,144,192	9,888,687	3,935,383
Total	124,277,457	89,884,121	66,322,953
Net interest income (1)
Pesos	14,102,239	12,414,509	10,320,843
Foreign currency	644,592	205,985	51,913
Total	14,746,831	12,620,494	10,372,756
Net interest margin (2)
Pesos	14.67%	15.52%	16.54%
Foreign currency	2.29%	2.08%	1.32%
Total	11.87%	14.04%	15.64%
Yield spread nominal basis (3)
Pesos	10.01%	9.19%	10.67%
Foreign currency	2.31%	2.54%	2.12%
Total	9.92%	10.92%	11.29%

(1)	Net interest income is defined as interest earned less interest paid. Trading results from our portfolio of government securities are included in interest.

(2)	Net interest margin is net interest income stated as a percentage of average interest-earning assets.

(3)	Yield spread nominal basis is defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.

Investment Portfolio: Government and Corporate Securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and corporate issuers. The following table sets out our investments in Argentine and other governments and corporate securities as of December 31, 2017, 2016 and 2015 by type and currency of denomination.

	Year ended December 31,
	2017	2016	2015
	(in thousands of pesos)
Government securities
In pesos:
Securities held at fair value
Debt consolidation bonds—Social security (BOCON)	24,816	62,190	21,120
Argentine bonds	2,674,163	4,040,409	2,873,474
Other debt bonds	5,467	2,623	2,458
Securities held at amortized cost
Other debt bonds	164	100,441	164
Instruments issued by the Argentine Central Bank - LEBAC
Held at fair value	14,314,324	177,418	5,975,561
Held at amortized cost	541,989	7,132,813	5,090,184
Held to repurchase transactions	1,806,827	64,872	-
Total government securities in pesos	19,367,750	11,580,766	13,962,961
In foreign currency:
Securities held at fair value
Argentine bonds	9,464,837	197,364	326,126
Treasury bills	3,150,125	2,345
Securities held at amortized cost
Treasury bills	1,593,040	803,648	-
Instruments issued by the Argentine Central Bank - LEBAC
Held at amortized cost	-	-	20,835
Total government securities in foreign currency	14,208,002	1,003,357	346,961
Total government securities	33,575,752	12,584,123	14,309,922
Corporate securities—Listed
Shares	122,164	49	174
Mutual funds	350,754	154,850	112,307
Total corporate securities	472,918	154,899	112,481
Subtotal government and corporate securities	34,048,670	12,739,022	14,422,403
Allowances	(225)	(213)	(212)
Total government and corporate securities	34,048,445	12,738,809	14,422,191
Corporate securities—Unlisted	292,352	325,925	200,894

The table below presents the issuer of which, as of December 31, 2017, we held securities in excess of 10% of our stockholder equity as of such date:

Issuer	Book value	Market value
	(in thousands of pesos)
BCRA	16,663,140	16,670,402
Argentine Republic	15,381,826	15,381,461

Investment Portfolio: remaining maturities of our investment portfolio

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2017 in accordance with the relevant issuance terms.

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
	Book value
	(in thousands of pesos, except percentages)
Government securities
In Pesos:
Securities held at fair value
Debt consolidation bonds—Social security (BOCON) (*)	21,231	3,142	443	-	24,816
Argentine bonds (*)	528,578	1,685,048	452,182	8,355	2,674,163
Other debt bonds	730	4,737	-	-	5,467
Securities held at amortized cost
Other debt bonds	164	-	-	-	164
Instruments issued by the Argentine Central Bank - LEBAC
Held at fair value	14,314,324	-	-	-	14,314,324
Held at amortized cost	541,989	-	-	-	541,989
Held to repurchase transactions (1)	1,806,827	-	-	-	1,806,827
Total government securities in pesos	17,213,843	1,692,927	452,625	8,355	19,367,750
In foreign currency:
Securities held at fair value
Argentine bonds (*)	-	6,307,367	3,157,470	-	9,464,837
Treasury bills	3,150,125	-	-	-	3,150,125
Securities held at amortized cost
Treasury bills	1,593,040	-	-	-	1,593,040
Total government securities in foreign currency	4,743,165	6,307,367	3,157,470	-	14,208,002
Total government securities	21,957,008	8,000,294	3,610,095	8,355	33,575,752
Corporate securities—Unlisted	182,471	109,881	-	-	292,352
Weighted average yield (for the securities indicated with *) (2)	4.63%	15.05%	13.83%	5.03%

(1)	These instruments are pledged as collateral in repurchase transactions agreements with the BCRA.

(2)	The maturity profile above is based on each bond contractual maturity and its amortization profile. The weighted average yield was calculated using the internal rate of return of each bond published by the Argentine Institute of Capital Markets (“IAMC”) weighted by the expected outstanding principal at each maturity bucket.

Loan Portfolio

The following table analyzes our loan portfolio by types of loan as of December 31, 2017, 2016, 2015, 2014 and 2013. Loans are stated before deduction of the allowance for loan losses. See Note 24.4 to the Consolidated Financial Statements for further details on the types of loans that compose our loan portfolio.

	As of December 31,
	2017	2016	2015	2014	2013
	(in thousands of pesos)
Principal
Overdraft (1)	11,408,785	9,546,565	6,739,426	6,861,786	6,552,258
Discounted instruments (2)	18,422,745	10,896,722	9,559,666	6,035,048	5,476,961
Real estate mortgage	4,274,738	1,889,443	2,122,955	1,466,346	1,243,900
Consumer	55,191,851	37,518,102	30,234,396	21,253,033	16,907,751
Loans to financial sector (3)	3,444,790	1,991,564	1,743,165	1,127,116	1,871,093
Loans to government sector	218	98,819	66,799	54,459	40,915
Other loans (4)	36,802,495	17,754,130	6,510,536	5,025,304	4,647,736

Interest documented together with main obligation (5)	(593,669)	(329,346)	(216,365)	(133,912)	(132,213)

Interest and foreign currency exchange differences accrued and pending of collection	1,702,044	1,142,074	908,684	691,454	582,255

Allowance	(2,287,795)	(1,618,152)	(1,105,941)	(937,794)	(722,462)
Total (6)	128,366,202	78,889,921	56,563,321	41,442,840	36,468,194

Secured Loans

Liquid guarantees	1,398,597	1,158,818	1,506,208	1,098,205	412,176
Preferred guarantees (7)	10,828,818	6,817,731	5,901,564	4,799,288	4,484,338
Total	12,227,415	7,976,549	7,407,772	5,897,493	4,896,514

(1)	Overdrafts include short and long-term loans to companies and overdraft lines of credit.

(2)	Discounted instruments are endorsed promissory notes.

(3)	Loans to financial sector are defined as loans to financial institutions.

(4)	Other loans are loans not included in other categories. For more details see Note 5.b) to our Consolidated Financial Statements.

(5)	Interest documented together with main obligation is defined as the discount on notes and bills.

(6)	Loans in foreign currencies represented 22.4%, 15.6% and 6.9% for the fiscal years ended December 31, 2017, 2016 and 2015, respectively.

(7)	Preferred guarantees are mainly mortgages and car loans, for which collection of the amounts owed is reasonably assured because the guarantees may be executed through simple legal processes.

For a description of the risk elements associated with our investment portfolio and our risk policies, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Loans by Economic Activity

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2017, 2016, 2015, 2014 and 2013. Where appropriate, personal loans are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses.

	As of December 31,
	2017		2016		2015		2014		2013
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of pesos, except percentages)
Agricultural and livestock	3,015,932	2.31%	2,548,330	3.17%	2,946,020	5.11%	2,240,333	5.29%	2,057,623	5.53%
Beverage	1,757,161	1.34%	901,045	1.12%	1,314,655	2.28%	1,234,121	2.91%	798,011	2.15%
Chemicals	5,071,759	3.88%	2,973,652	3.69%	2,402,739	4.17%	2,801,410	6.61%	2,481,665	6.67%
Construction	863,364	0.66%	454,516	0.56%	636,285	1.10%	449,476	1.06%	240,707	0.65%
Consumer	54,610,745	41.80%	38,622,005	47.99%	29,571,132	51.28%	20,976,356	49.50%	16,511,057	44.40%
Electricity, oil, water and sanitary services	1,210,017	0.93%	779,459	0.97%	447,488	0.78%	386,656	0.91%	515,041	1.38%
Financial sector	3,444,790	2.64%	1,991,564	2.47%	1,743,165	3.02%	1,127,116	2.66%	1,871,093	5.03%
Food	2,111,160	1.62%	1,936,185	2.40%	1,848,101	3.20%	1,143,085	2.70%	1,623,070	4.36%
Government services	218	-	98,819	0.12%	66,799	0.12%	54,459	0.13%	40,915	0.11%
Industrial metals	2,641,818	2.02%	2,160,340	2.68%	754,741	1.31%	691,058	1.63%	648,184	1.74%
Leather and fur product	44,449	0.03%	28,451	0.04%	34,283	0.06%	36,764	0.09%	38,521	0.10%
Mining products	485,701	0.37%	259,425	0.32%	112,472	0.20%	386,382	0.91%	981,471	2.64%
Oil and carbon	279,565	0.21%	362,943	0.45%	835,427	1.45%	399,569	0.94%	330,340	0.89%
Others	38,657,078	29.59%	15,678,193	19.48%	8,021,186	13.91%	5,263,827	12.39%	3,864,947	10.39%
Other manufacturing	453,379	0.35%	300,045	0.37%	166,064	0.28%	165,554	0.39%	265,935	0.72%
Printers, Publishers and Related Industries	149,212	0.11%	102,557	0.13%	82,295	0.14%	62,144	0.15%	66,277	0.18%
Rubber products	452,550	0.35%	323,205	0.40%	293,736	0.51%	252,596	0.60%	389,815	1.05%
Retail trade	6,614,673	5.06%	4,990,286	6.20%	2,957,944	5.13%	2,275,910	5.37%	1,502,148	4.04%
Services	193,107	0.15%	124,497	0.15%	93,519	0.16%	66,306	0.16%	135,106	0.36%
Shoes, apparel and other textile products	479,412	0.37%	298,094	0.37%	161,720	0.28%	163,752	0.39%	268,601	0.72%
Textile	309,175	0.24%	325,421	0.40%	226,061	0.39%	163,468	0.39%	148,434	0.40%
Tobacco	6,053	-	4,462	0.01%	5,844	0.01%	9,119	0.02%	6,590	0.02%
Transport	2,137,068	1.64%	1,594,160	1.98%	423,682	0.73%	328,774	0.78%	577,112	1.55%
Wholesale trade	5,519,687	4.22%	3,568,864	4.43%	2,451,069	4.25%	1,651,395	3.90%	1,787,888	4.81%
Wood products and cork	145,924	0.11%	81,555	0.10%	72,835	0.13%	51,004	0.12%	40,105	0.11%
Total	130,653,997	100.00%	80,508,073	100.00%	57,669,262	100.00%	42,380,634	100.00%	37,190,656	100.00%

Maturity Composition of the Loan Portfolio

The following table analyzes our loan portfolio as of December 31, 2017 by type of loan and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing
	Amount as of December 31, 2017	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To the non-financial public sector	218	218	-	-	-
To the financial sector	3,444,790	2,234,409	961,937	248,444	-
To the non-financial private sector and residents abroad	127,208,989	70,230,573	26,665,742	27,891,870	2,420,804
Overdrafts	11,707,264	10,703,370	658,795	345,099	-
With privileged guarantees	13,420,505	2,775,145	3,712,859	4,756,213	2,176,288
Credit cards	30,144,824	30,144,824	-	-	-
Other	71,936,396	26,607,234	22,294,088	22,790,558	244,516
Total	130,653,997	72,465,200	27,627,679	28,140,314	2,420,804
Percentage of total loan portfolio	100.00%	55.46%	21.15%	21.54%	1.85%

Interest Rate Sensitivity of Outstanding Loans

The following table analyzes, by currency of denomination, the interest rate sensitivity of our loan portfolio as of December 31, 2017. Loans are stated before deduction of the allowance for loan losses.

As of December 31, 2017
(in thousands of pesos)
Variable Rate
Pesos — including adjustable loans	509,209
Foreign currency	-
Sub-total	509,209
Fixed Rate
Pesos	100,261,557
Foreign currency	28,979,219
Sub-total	129,240,776
Non-performing (1)
Pesos	896,518
Foreign currency	7,494
Sub-total	904,012
Total	130,653,997

(1)	For additional information on non-performing loans see “Item 4. Information on the Company—E. Selected Statistical Information—Non-performing and Restructured Loans” below.

The following table sets forth a breakdown of our fixed and variable rate loans which have a maturity of one year or more as of December 31, 2017.

	Interest Sensitivity of Outstanding Loans Maturing in More Than One Year
	Fixed rate	Variable rate
	(in thousands of pesos)
To the financial sector	248,444	-
To the non-financial private sector and residents abroad	30,312,565	109
Total	30,561,009	109

Foreign Country Outstanding Positions

The following table sets forth, as of December 31, 2016 the aggregate amount of our “cross-border outstandings” exceeding 1% of our total assets at each date. As of December 31, 2017 and 2015 we did not hold “cross-border outstandings” exceeding 1% of our total assets. Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in dollars or other non-local currency.

As of December 31, 2016
(in thousands of pesos)
To the non-financial private sector and residents abroad
Other	1,674,658
Total	1,674,658

Classification of Loan Portfolio

We classify our borrowers in accordance with the regulations of the Central Bank, our primary regulator.

The following table presents our loan portfolio, before the deduction for the allowance for loan losses, using the classification system of the Central Bank in effect at December 31, 2017, 2016, 2015, 2014 and 2013:

	As of December 31,
	2017	%	2016	%	2015	%	2014	%	2013	%
	(in thousands of pesos, except percentages)
Loan Portfolio Categories
Normal	129,148,052	98.85%	79,475,425	98.72%	57,045,217	98.92%	41,694,657	98.38%	36,677,132	98.62%
Low risk / Special tracking	601,933	0.46%	416,573	0.52%	254,045	0.44%	267,694	0.63%	229,270	0.62%
Medium risk / Substandard (1)	542,087	0.41%	369,347	0.46%	186,600	0.32%	207,858	0.49%	138,687	0.37%
High risk / High risk of insolvency (1)	319,957	0.24%	207,725	0.26%	139,648	0.24%	142,797	0.34%	106,622	0.29%
Irrecoverable (1)	41,966	0.03%	38,917	0.05%	43,616	0.08%	67,495	0.16%	38,811	0.10%
Irrecoverable for technical decision (1)	2	-	86	-	136	-	133	-	134	-
Total	130,653,997	100.00%	80,508,073	100.00%	57,669,262	100.00%	42,380,634	100.00%	37,190,656	100.00%

(1)      “Non-accrual” categories.

We have concluded that all our refinanced loans comply with the conditions for considering them as troubled debt restructuring (“TDR”). A restructured loan is considered a TDR if the debtor is experiencing financial difficulties and the Bank grants a concession to the debtor that would not otherwise be considered. Concessions granted could include: reduction in interest rate to rates that are considered below market, extension of repayment schedules and maturity dates beyond original contractual terms.

Loans considered TDR for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 were as follows:

	As of December 31,
Troubled debt restructuring	2017	2016	2015	2014	2013
	(in thousands of pesos, except percentages)
Commercial
Mortgage	-	-	-	1,795	-
Others	128,237	120,087	34,085	11,568	17,975
Consumer
Personal Loans	618,312	593,847	427,608	345,613	182,395
Mortgage	1,748	2,060	3,438	5,796	6,395
Others	5,702	5,947	15,721	10,006	12,020
	753,999	721,941	480,852	374,778	218,785

We classify our loan portfolio in three categories: (i) commercial, (ii) consumer, and (iii) consumer-like loans.

The following table presents our consumer and commercial (the latter including also consumer-like loans) loan portfolio as of December 31, 2017, 2016, 2015, 2014 and 2013 under the classification system of the Central Bank, before the deduction of the allowance for loan losses:

	As of December 31,
	2017		2016		2015		2014		2013
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages) (1)
Normal (Consumer)	56,038,186	97.71%	36,113,077	97.42%	28,473,942	98.75%	20,054,997	97.14%	16,527,979	97.43%
Normal (Commercial)	73,109,866	99.73%	43,362,348	99.82%	28,571,275	99.09%	21,639,660	99.56%	20,149,153	99.61%
	129,148,052	98.85%	79,475,425	98.72%	57,045,217	98.92%	41,694,657	98.38%	36,677,132	98.62%
Low risk (Consumer)	549,282	0.96%	390,802	1.05%	230,691	0.80%	251,710	1.22%	202,832	1.20%
Special tracking (Commercial)	52,651	0.07%	25,771	0.06%	23,354	0.08%	15,984	0.07%	26,438	0.13%
	601,933	0.46%	416,573	0.52%	254,045	0.44%	267,694	0.63%	229,270	0.62%
Medium risk (Consumer)	467,431	0.82%	344,485	0.93%	174,717	0.61%	179,378	0.87%	132,417	0.78%
Substandard (Commercial)	74,656	0.10%	24,862	0.06%	11,883	0.04%	28,480	0.13%	6,270	0.03%
	542,087	0.41%	369,347	0.46%	186,600	0.32%	207,858	0.49%	138,687	0.37%
High risk (Consumer)	259,899	0.45%	190,789	0.51%	110,443	0.38%	132,140	0.64%	72,717	0.43%
High risk of insolvency (Commercial)	60,058	0.08%	16,936	0.04%	29,205	0.10%	10,657	0.05%	33,905	0.17%
	319,957	0.24%	207,725	0.26%	139,648	0.24%	142,797	0.34%	106,622	0.29%
Irrecoverable (Consumer)	34,861	0.06%	30,450	0.08%	27,537	0.10%	26,891	0.13%	27,205	0.16%
Irrecoverable (Commercial)	7,105	0.01%	8,467	0.02%	16,079	0.06%	40,604	0.19%	11,606	0.06%
	41,966	0.03%	38,917	0.05%	43,616	0.08%	67,495	0.16%	38,811	0.10%
Irrecoverable for technical decision (Consumer)	2	-	86	-	136	-	133	-	134	-
Irrecoverable for technical decision (Commercial)	-	-	-	-	-	-	-	-	-	-
	2	-	86	-	136	-	133	-	134	-
Total consumer loans	57,349,661	100.00%	37,069,689	100.00%	29,017,466	100.00%	20,645,249	100.00%	16,963,284	100.00%
Total commercial loans	73,304,336	100.00%	43,438,384	100.00%	28,651,796	100.00%	21,735,385	100.00%	20,227,372	100.00%
Total	130,653,997	100.00%	80,508,073	100.00%	57,669,262	100.00%	42,380,634	100.00%	37,190,656	100.00%

(1) Percentages for each category are of total consumer, commercial or total loans, as the context requires.

Non-performing and Restructured Loans

Applying the Central Bank’s loan classification criteria described in “Item 4.F—The Argentine Banking System and its regulatory framework”, the following table analyzes at each of the dates indicated below our gross non-performing and restructured loan portfolio, and further breaks down the total into loans with preferred guarantees and those which are unsecured:

	As of December 31,
	2017	2016	2015	2014	2013
	(in thousands of pesos)
Non-performing loans (1)	904,012	616,076	370,000	418,283	284,254
Total	904,012	616,076	370,000	418,283	284,254

With preferred guarantees	82,458	71,017	66,318	76,291	68,581
Unsecured	821,554	545,059	303,682	341,992	215,673
Total	904,012	616,076	370,000	418,283	284,254

(1)	Non-performing loans includes all loans to borrowers classified as “Medium Risk”, “Substandard”, “High Risk”, “High Risk of Insolvency”, “Irrecoverable” and “Irrecoverable for Technical Decision” under the Central Bank loan classification system. Non-performing loans also include all loans contractually past due 90 days or more and refinanced loans. At December 31, 2017, 2016, 2015, 2014 and 2013, non-performing loans include Ps.654,799, Ps.420,256, Ps.236,870, Ps.259,401 and Ps.161,588, respectively, of non-accrual loans.

The table below sets forth non-performing loans by economic activity as of each of the dates indicated:

	As of December 31,
	2017		2016		2015		2014		2013
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages)
Agricultural and livestock	42,680	4.72%	21,300	3.46%	35,751	9.66%	25,440	6.08%	24,034	8.46%
Beverage	29	-	101	0.02%	2	-	-	-	3	-
Chemicals	1,389	0.15%	56	0.01%	14	-	2,486	0.59%	115	0.04%
Construction	8,744	0.97%	6,325	1.03%	99	0.03%	538	0.13%	560	0.20%
Consumer	762,273	84.32%	570,999	92.68%	315,920	85.38%	341,003	81.53%	240,428	84.57%
Electrical machinery	1,032	0.11%	17	-	594	0.16%	23	0.01%	8	-
Financial sector	998	0.11%	55	0.01%	58	0.02%	147	0.04%	14	-
Food	23,805	2.63%	4,444	0.72%	2,118	0.57%	8,611	2.06%	140	0.05%
Industrial metals	227	0.03%	364	0.06%	23	0.01%	9	-	260	0.09%
Leather and fur products	3,503	0.39%	397	0.06%	26	0.01%	9	-	3	-
Machinery and tools	173	0.02%	6	-	13	-	7,880	1.88%	10,177	3.58%
Mining products	118	0.01%	5	-	16	-	6	-	300	0.11%
Oil and carbon	6,379	0.71%	5,420	0.88%	23	0.01%	81	0.02%	3	-
Others	828	0.09%	372	0.06%	83	0.02%	9	-	14	-
Other manufacturing	2,040	0.23%	111	0.02%	26	0.01%	5,449	1.30%	894	0.31%
Paper products	552	0.06%		-	23	0.01%	4	-	190	0.07%
Printer, publishers and related industries	1,504	0.17%	1,018	0.17%	1,422	0.38%	1,393	0.33%	165	0.06%
Rubber products	31	-	-	-	6	-	49	0.01%	-	-
Retail trade	7,936	0.88%	671	0.11%	517	0.14%	1,627	0.39%	1,076	0.38%
Services	9,254	1.02%	310	0.05%	1,276	0.34%	3,148	0.75%	108	0.04%
Textile	2,010	0.22%	1,062	0.17%	271	0.07%	2,563	0.61%	6	-
Transport	1,002	0.11%	387	0.06%	839	0.23%	646	0.15%	336	0.12%
Wholesale trade	23,425	2.60%	238	0.05%	5,383	1.46%	11,650	2.80%	5,419	1.92%
Wood products and cork	4,080	0.45%	2,418	0.39%	5,497	1.49%	5,512	1.32%	1	-
Total	904,012	100.00%	616,076	100.00%	370,000	100.00%	418,283	100.00%	284,254	100.00

As of December 31, 2017, the majority of our loan portfolio, and non-performing and restructured loan portfolio, consisted of loans to Argentine borrowers. At that date, Ps.70.9 million, or 0.06% of our total loan portfolio, consisted of loans to foreign borrowers.

Gross interest income that would have been recorded on non-performing loans during the fiscal years ended December 31, 2017, 2016, 2015, 2014 and 2013 amounted to Ps.29.2 million, Ps.22.3 million, Ps.15.2 million, Ps.17.4 million and Ps.29.8 million, respectively.

Analysis of the Allowance for Loan Losses

The table below sets forth the activity in the allowance for loan losses for the fiscal years ended December 31, 2017, 2016, 2015, 2014 and 2013. In conformity with Central Bank requirements, we charge-off non-performing loans when we believe that recovery is unlikely and, in any event, no later than seven months after a loan has been classified as “irrecoverable” without preferred guarantees. We continue to try to collect all amounts past due, even if they have been charged-off, if we believe that the likelihood of collecting such amounts justifies the commitment of resources to do so.

	Year ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of pesos, except percentages)
Balance at the beginning of the year	1,618,152	1,105,941	937,794	722,462	523,857
Provisions for loan losses	1,561,808	1,057,807	648,207	575,510	456,267
Charge-offs (1)	(892,165)	(545,596)	(480,060)	(360,178)	(257,662)
Consumer	(861,869)	(514,529)	(434,915)	(321,645)	(241,126)
Notes discounted and purchased	(13,220)	(3,469)	(6,668)	-	-
Other	(17,076)	(27,598)	(38,477)	(38,533)	(16,536)
Balance at the end of year	2,287,795	1,618,152	1,105,941	937,794	722,462
Charge-off / average loans	0.86%	0.81%	0.98%	0.92%	0.79%

(1)	Charge-offs are not concentrated in any particular economic activity. The Ps.892.2 million charged-off in the fiscal year ended December 31, 2017, Ps.39.8 million or 4.46%, were related to corporate borrowers and Ps.852.4 million or 95.54%, were related to individual consumers. The variation between 2017 and 2016 was due to the increases in the doubtful loan portfolio. Of the Ps.545.6 million charged-off in the fiscal year ended December 31, 2016, Ps.46.6 million or 8.54%, were related to corporate borrowers and Ps.499.0 million or 91.46%, were related to individual consumers. The variation between 2016 and 2015 was due to the increases in the ratio of arrears and doubtful loan portfolio . Of the Ps.480.1 million charged-off in the fiscal year ended December 31, 2015, Ps.70.5 million or 14.68%, were related to corporate borrowers and Ps.409.6 million or 85.32%, were related to individual consumers. The variation between 2015 and 2014 was due to the increases in the ratio of arrears and doubtful loan portfolio. Of the Ps.360.2 million charged-off in the fiscal year ended December 31, 2014, Ps.29.9 million or 8.31%, were related to corporate borrowers and Ps.330.2 million or 91.69%, were related to individual consumers. The variation between 2014 and 2013 was due to the increases in the ratio of arrears and doubtful loan portfolio. Of the Ps.257.7 million charged-off in the fiscal year ended December 31, 2013, Ps.26.0 million or 10.08%, were related to corporate borrowers and Ps.231.7 million or 89.92%, were related to individual consumers. The variation between 2013 and 2012 was due to the increases in the ratio of arrears and doubtful loan portfolio. Charge-offs include reversal and applications.

Allocation of the Allowance for Loan Losses

The following table allocates the allowance for loan losses and sets forth the percentage distribution by each category as of December 31, 2017, 2016, 2015, 2014 and 2013.

	As of December 31,
	2017		2016		2015		2014		2013
	Total	%	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages)
Advances	164,105	7.17%	129,765	8.02%	86,336	7.81%	101,951	10.87%	80,045	11.08%
Notes discounted and purchased	191,347	8.36%	110,800	6.85%	105,838	9.57%	68,917	7.35%	56,611	7.84%
Secured with mortgages	46,567	2.04%	22,164	1.37%	29,936	2.71%	21,705	2.31%	15,705	2.17%
Chattel mortgage	152,284	6.66%	97,836	6.05%	83,562	7.56%	72,818	7.76%	72,982	10.10%
Consumers loans	1,268,974	55.46%	861,454	53.23%	637,615	57.65%	512,003	54.60%	382,529	52.95%
Financial Loans	26,895	1.18%	31,139	1.92%	15,639	1.41%	21,922	2.34%	25,926	3.59%
Other	437,623	19.13%	364,994	22.56%	147,015	13.29%	138,478	14.77%	88,664	12.27%
Total	2,287,795	100.00%	1,618,152	100.00%	1,105,941	100.00%	937,794	100.00%	722,462	100.00%

Composition of Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the fiscal years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,
	2017	2016	2015
	(in thousands of pesos)
Deposits in domestic Bank’s offices
Non-interest-bearing demand deposits
Average
Pesos	22,273,890	20,644,679	17,429,167
Foreign currency	11,932,036	6,037,571	1,377,380
Total	34,205,926	26,682,250	18,806,547
Saving accounts
Average
Pesos	24,312,040	15,971,208	12,195,649
Foreign currency	25,279,891	10,888,220	3,414,786
Total	49,591,931	26,859,428	15,610,435
Average real rate
Pesos	(13.88)%	(25.50)%	(11.07)%
Foreign currency	(0.29)%	(9.38)%	35.00%
Total	(6.95)%	(18.96)%	(0.99)%
Time deposits
Average
Pesos	32,633,531	30,592,404	23,126,105
Foreign currency	6,464,919	5,301,300	2,126,313
Total	39,098,450	35,893,704	25,252,418
Average real rate
Pesos	0.06%	(7.11)%	8.41%
Foreign currency	0.05%	(8.33)%	37.98%
Total	0.06%	(7.29)%	10.90%

Maturity of Deposits

The following table sets forth information regarding the maturity of our deposits at December 31, 2017.

	Maturing
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Checking	24,978,778	24,978,778	-	-	-
Savings	79,042,195	79,042,195	-	-	-
Time deposits	45,314,924	41,180,559	2,446,034	1,294,049	394,283
Investment accounts	-	-	-	-	-
Other	4,714,405	4,714,405	-	-	-
Total	154,050,302	149,915,937	2,446,034	1,294,049	394,283

The following table sets forth information regarding the maturity of our certificates of deposit and other time deposits in denominations of US$100,000 or more at December 31, 2017.

	Maturing,
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Domestic	11,960,692	9,452,685	1,102,892	1,072,832	332,283
Total	11,960,692	9,452,685	1,102,892	1,072,832	332,283

Return on Equity and Assets

The following table presents certain selected financial information and ratios of BBVA Francés for the fiscal years indicated.

	Year ended December 31,
	2017	2016	2015
	(in thousands of pesos, except percentages)
Net income	3,878,265	3,643,672	3,784,487
Average total assets (1)	176,190,594	131,244,455	92,512,552
Average stockholders’ equity (1)	20,826,373	15,088,199	12,024,120
Stockholders’ equity at the end of the fiscal year	26,056,548	16,460,035	13,716,363
Net income as a percentage of:
Average total assets	2.20%	2.78%	4.09%
Average stockholders’ equity	18.62%	24.15%	31.47%
Declared dividends (2)	970,000	911,000	900,000
Dividend payout ratio (3)	25.01%	25.00%	23.78%
Average stockholders’ equity as a percentage of average total assets	11.82%	11.50%	13.00%

(1)	Computed as the average of fiscal year-beginning and fiscal year-ending balances.

(2)	For the fiscal years ended December 31, 2017, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on April 10, 2018 were Ps.970 million (see Note 14.b) to the Consolidated Financial Statements). For the fiscal years ended December 31, 2016, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on March 31, 2017 were Ps.911 million. For the fiscal years ended December 31, 2015, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on April 26, 2016 were Ps.900 million. See “Item 8. Financial Information—Dividends”).

(3)	Declared dividends stated as percentage of net income. See “Item 8. Financial Information—Dividends”.

Short-Term Borrowings

Our short-term borrowings, which equaled or exceeded 30% of stockholders’ equity, totaled Ps.32.8 billion, Ps.12.5 billion and Ps.13.9 billion at December 31, 2017, 2016 and 2015, respectively. The table below shows those amounts at the end of each fiscal year and other related information. Short-term borrowings, borrowings with maturities under one year, are recorded under “other liabilities from financial transactions”, in accordance with BCRA GAAP.

	Year ended December 31,
	2017		2016		2015
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(in thousands of pesos, except percentages)

Total amount outstanding at the end of the reported period	32,835,147	17.1%	12,539,182	7.4%	13,947,721	4.5%
Average during year (1)	31,341,776	17.9%	14,870,860	18.1%	11,033,191	18.0%
Maximum month-end balance	37,023,254		16,631,812		13,947,721

(1)	Calculated as the average of balances at the end of each quarter during the relevant year.

F.	The Argentine banking system and its regulatory framework

Argentine Banking System

On December 31, 2017, Argentina’s banking system consisted of 63 commercial banks, 13 of which were government-owned or government-related banks and 50 of which were Argentine private banks. The principal regulators of financial institutions in Argentina are the Central Bank, the Superintendence and, in the case of financial institutions that publicly offer their own securities in Argentina or otherwise engage in the offering or trading of third parties’ securities in Argentina, the CNV.

Private Sector Banks

According to information published by the Central Bank, on December 31, 2017, the largest Argentine private banks, in terms of total assets, were: Banco Santander Río S.A., Banco de Galicia y Buenos Aires S.A., BBVA Francés, Banco Macro S.A. and HSBC Bank Argentina. Some of these banks, including BBVA Francés, have one or more significant foreign investors. Argentine private banks accounted for approximately 56.21% of total deposits and approximately 63.38% of total gross loans in the Argentine financial sector as of December 31, 2017, of which the ten largest Argentine private banks accounted for 45.96% of total deposits and 51.85% of total gross loans in the Argentine financial sector. Foreign banks compete under the same regulatory conditions as Argentine banks.

Public Sector Banks

The principal state-owned banks are Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires and Banco de la Ciudad de Buenos Aires. As of December 31, 2017, based on the available data of the Central Bank, these three institutions accounted for approximately 37.41% of total deposits and approximately 27.42% of total gross loans in the Argentine financial sector.

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

The Central Bank establishes “technical ratios” to limit the levels of indebtedness, liquidity, maximum credit that may be granted per customer and foreign exchange assets and liabilities positions of financial institutions, among others. The Central Bank carries out formal inspections from time to time of all banking institutions to monitor their compliance with legal and regulatory requirements. The Central Bank supervises banks on a consolidated basis. It has a supervision department of internal and external auditors of financial institutions that evaluate performance comprehensively in internal audit areas as well as firms and professionals working as external auditors of financial institutions. See “—value BASIC System” below. When a financial institution does not comply with the mandatory technical ratios, it must explain such noncompliance to the Central Bank. There are specific regulations governing reorganization plans and other measures arising from non-compliance with these plans. Moreover, the Central Bank has the authority to impose sanctions for non-compliance, ranging from a warning to the revocation of banking licenses.

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

Law No. 25,780 introduced amendments to the Financial Institutions Law and to the Central Bank’s Charter (carta orgánica). Among the most important modifications we can mention the following:

▪	Unless expressly provided otherwise by law, the Central Bank shall not be affected by regulations of a general nature that have been or may be enacted with reference to public administration entities and which introduce limitations on the authority or powers of the Central Bank established in its Charter.

▪	The Central Bank is authorized to make temporary advances to the federal government up to an amount equivalent to 12% of the monetary base, which for this purpose includes monetary circulation plus deposits at sight of financial institutions in the Central Bank, whether in current account or in special accounts. It may also grant advances up to an amount not exceeding 10% of the cash resources obtained by the federal government in the previous twelve months. At no time may the amount granted as temporary advances, excluding those exclusively destined to the payment of obligations with multilateral lending institutions, exceed 12% of the monetary base. All advances thus granted must be repaid within the following twelve months; if any of these advances remain unpaid after their expiration date, it will not be possible to use again these powers until all amounts owed have been repaid.

▪	The validity of Sections 44, 46 (c), 47 and 48 of the Central Bank’s Charter, with respect to the powers of the Superintendent of Financial and Exchange Entities (Superintendente de Entidades Financieras y Cambiarias) under the terms of the text approved as Article 1 of the Law No. 24,144.

▪	A transitional provision is introduced authorizing the Central Bank to: (i) provide assistance to financial entities with liquidity and / or solvency problems (already authorized under Decree No. 214/02), including those in process of restructuring by resolution of the Central Bank in terms of Article 35 bis of the Financial Institutions Law; (ii) to authorize the integration of reserve requirements of financial institutions with financial assets other than cash, in the form of demand deposits at the Central Bank or in foreign currency accounts according to Article 28 of the Central Bank’s Charter.

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

▪	Functions and powers of the Central Bank:

-	Purpose of the Central Bank. Prior to Law No. 26,739 according to the Charter, the “primary and fundamental purpose” of the Central Bank was to “preserve the value of the currency”. Following Law No. 26,739, the Central Bank has multiple purposes, including “promoting currency stability, financial stability, employment and economic development with social equity”.

-	Relationship of the Central Bank with the executive branch and Congress. Under the Charter, the Central Bank remains a “self-governed entity” and (i) in the exercise of its powers and faculties, the Central Bank shall not be subject to the instructions of the executive branch, and (ii) the Central Bank may not enter into any obligation that implies a restriction or a delegation of its powers, without Congress’ express authorization. However, the Charter provides that the Central Bank’s purpose must be fulfilled “within the framework of the policies set by the federal government”.

-	Obligations and powers of the Central Bank related to economic information. The amendments to the Charter limited the ability of the Central Bank to supply economic information. In particular, (i) the requirement to report the expected rate of inflation for each year; (ii) the publication of statistics regarding the balances of payment and the national accounts of the Republic; and (iii) the requirement that the entity’s financial statements reflect the amount and composition of the reserves and of the monetary base were removed from the Charter.

-	Functions and powers of the Central Bank. New powers were vested in the Central Bank, including: (i) to regulate the amount of money and the interest rates, and direct credit policies; (ii) to regulate payment systems, liquidating and clearing houses, fund remittance entities, and transportation of valuables; and (iii) to protect the rights of consumers of financial services and fair competition within the financial sector.

-	Powers of the Central Bank’s president. The amendments strengthened the powers of the president of the Central Bank’s board of directors. In this respect, (i) the Superintendence is now under the president’s supervision; (ii) the president was empowered to operate directly in the currency and foreign exchange markets (formerly, these powers were vested in the Central Bank’s board of directors), and (iii) the president’s powers in emergency situations were increased.

-	Powers of the Central Bank’s board of directors. New regulatory powers were expressly conferred to the board, such as: (i) to establish the information and accounting regime for the entities subject to the Central Bank’s supervision; (ii) to regulate credit conditions and policies; (iii) to enact rules that preserve competition in the financial markets, and (iv) to regulate the capture (through negotiable instruments or otherwise) of foreign currency funds by financial institutions.

▪	Financing of the federal government:

-	Temporary Advances. The amendment of the Charter significantly increased the Central Bank’s ability to grant temporary advances to the federal government. See “—Central Bank” above.

-	Powers of the Central Bank’s board of directors. See “—Central Bank—Functions and powers of the Central Bank” above.

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

-	Argentine Fund for Indebtedness Reduction. This fund was created through Decree No. 298/10 in order to apply “freely available” reserves of the Central Bank to the payment of sovereign debt held by private creditors. This Fund is composed by the “freely available” reserves allocated for each fiscal year. Law No. 26,739 provides that this fund will continue to operate until the purpose for which it was created has been fulfilled

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

Financial institutions must submit certain financial information to the Central Bank, including the following:

▪	financial statements and other quarterly and annual reports reflecting on a consolidated basis the transactions of the financial institution, its domestic and foreign branches and its domestic and foreign “significant subsidiaries” (as defined below); and

▪	financial statements and other quarterly and annual reports reflecting on a consolidated basis the transactions of the financial institution, its domestic and foreign branches, its domestic and foreign “significant subsidiaries” (as defined below) or entities or companies in the Republic and abroad where the financial institution owns or controls more than 12.5% of the shares entitled to vote (in those cases determined by the Superintendence), and those companies not subject to consolidated supervision which the financial institution may have chosen to include with the prior approval of the Superintendence.

For the purposes of these regulations:

▪	A “subsidiary” of a domestic financial institution is any domestic or foreign financial institution or company where:

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

(2)	whose results of operations corresponding to the current fiscal year represent 10% or more of the aggregate results of operations for the current fiscal year of the local financial institution and its subsidiaries abroad.

Acquisition of shares of financial entities

Central Bank regulations require the approval of the Central Bank as a condition to the consummation of an acquisition of shares of a financial entity if such acquisition is likely to modify the control or the structure of the shareholders’ groups controlling a financial entity (“Significant Acquisitions”). In addition, any acquisition, other than a Significant Acquisition, in a public offering of 2% or more of the capital stock of a financial entity, such entity must report the identity, nationality and domicile of each purchaser to the Central Bank.

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

Depending on the granting of loans under the program “AHORA 12” the minimum cash requirement in pesos was reduced again in October 2014 in an amount equivalent to 16% of the sum of financings in pesos and a similar percentage was reduced in January 2017 for the consumptions made with credit cards since December 2016 through the program “AHORA 18” and in May 2017 for the consumptions made with credit cards since April 2017 through the program “AHORA 3” and “AHORA 6”.

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

The following schedule indicates the minimum cash requirements for each type of account as of November of 2017. In the case of transactions in pesos, the minimum cash requirements will depend on the category assigned to the location of the operating office where the deposit was made:

Type of Account
	November 2017
	I	II to VI
Current accounts and demand accounts open in Credit Unions	20%	18%
Other demand deposits, basic account and universal free account
In pesos	20%	18%
In foreign currency	25%	25%
Savings accounts
In pesos	20%	18%
In foreign currency	25%	25%
Unused balances from current account advances effected	20%	18%
Current accounts of financial institutions	100%	100%
Fixed-term deposits, bonds for acceptances (including liabilities for the sale or assignment of credits to subjects other than financial institutions), reverse repurchases, bonds and stock-exchange reverse swaps, investments at constant term, with advanced cancellation or renewal option:
In pesos
Up to 29 days	14%	13%
From 30 to 59 days	10%	9%
From 60 to 89 days	5%	4%
From 90 to 179 days	1%	0%
From 180 to 365 days	0%	0%
In foreign currency
Up to 29 days	23%	23%
From 30 to 59 days	17%	17%
From 60 to 89 days	11%	11%
From 90 to 179 days	5%	5%
From 180 to 365 days	2%	2%
More than 365 days	0%	0%
Bonds for foreign financial lines	0%	0%
Debt securities (including corporate bonds)
a) Debt issued, including those from restructured bonds, as per their residual term:
In pesos
Up to 29 days	14%	14%
From 30 to 59	10%	10%
From 60 to 89 days	5%	5%
From 90 to 179 days	1%	1%
From 180 to 365 days	0%	0%
In foreign currency
Up to 29 days	23%	23%
From 30 to 59	17%	17%
From 60 to 89 days	11%	11%
From 90 to 179 days	5%	5%
From 180 to 365 days	2%	2%
More than 365 days	0%	0%
b) Others	0%	0%
Bonds with the Trust Fund for Assistance to Financial and Insurance Institutions	0%	0%
Demand and term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances
In pesos	13%	13%
In foreign currency	15%	15%
Special deposits related to funds revenues from abroad – Decree No. 616/05	100%	100%
Deposits and other demand obligations in pesos, whose return exceeds 15% BADLAR rate of private financial institutions’ average	-	-
Term investments instrumented by nominative non-transferable certificates in pesos corresponding to public sector security holders, entitled to exercise the prepayment option within a term not greater than 30 days after constitution thereof	16%	15%
Deposits and term investments of “UVA” and “UVI” - including savings accounts in “UVA” and “UVI”
Up to 29 days	7%	6%
From 30 to 59	5%	4%
From 60 to 89 days	3%	2%
More than 90 days	0%	0%
Labor Closure Fund for Workers of the Construction Industry in “UVA”	7%	6%
Deposits and term investments that are constituted on behalf of minors by funds received gratuitously	0%	0%

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

Lending Capacity Provided by Deposits in Foreign Currency

The lending capacity provided by deposits denominated in foreign currency must be calculated in the same currency of the underlying deposits. Deposits denominated in foreign currency also include deposits denominated in dollars but payable in pesos. Customers who engage in any of the transactions below must be financed in foreign currency:

(1)	Prefinancing and financing of exports carried out directly or through agents, consignees or other proxies acting for the account and order of the owner of the goods. It also comprises the financing of suppliers of services to be exported. This includes those transactions for the purpose of financing working capital and/or the acquisition of objects related to the production of goods to be exported, provided the flow of income in foreign currency deriving from such exports is sufficient to settle such transactions.

(2)	Other financing to exporters who can rely on a flow of future income in foreign currency and who, in the year prior to the finance being granted, can provide evidence of invoicing in foreign currency -brought into the Republic- for an amount reasonably proportional to such financing.

(3)	Financing transactions granted to goods, producers or processors, provided:

-	They have firm sale contracts for the goods to be produced for an exporter, with prices fixed or to be fixed in a foreign currency (regardless of the currency in which the transaction is settled) and involving fungible goods with a regular and customary quotation in foreign currency which is widely known and easily accessed by the public in local or international markets. In all cases of term purchase and sale agreements for a price to be fixed, such price must be in direct relation with the price of such products in local markets.

-	Their main activity is the production, processing and/or storage of fungible goods with a normal and regular foreign currency quotation in markets abroad that is widely known and easily accessible to the public and provided there is evidence, in the year prior to obtaining the financing, that total revenue from sales of such goods bears a reasonable proportion to that activity and its financing.

This category also includes transactions to finance suppliers of services directly used in the process of exporting goods.

(4)	Financing transactions for producers of goods to be exported, either in the same condition or as part of other goods, by third-party purchasers, provided they have total pledges or guarantees in foreign currency from such third parties.

(5)	Financings to suppliers of goods and/or services that form part of the production process of perishable items with prices quote in foreign currency, being customarily used in local markets or abroad, widely spread and with easy access to public knowledge, provided they enter into firm sales agreements for such goods and/or services in foreign currency.

(6)	Financing of investment projects, working capital and/or the acquisition of any kind of goods, including temporary importation of commodities, which may increase or be related to the production of goods for exportation. Even though income from exporter companies does not totally derive from sales abroad, financing may only be allocated if the income flow deriving from exportation is sufficient.

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

(9)	Financing transactions for purposes other than mentioned in (1) to (3) and the first paragraph of (4) above, included in the credit program “IDB Loan No. 1192/OC-AR”, without exceeding 10% of the lending capacity.

(10)	Underfinancing loans (any interfinancing loans granted with such resources must be identified).

(11)	Notes and bills issued by the Central Bank denominated in U.S. dollars.

(12)	Direct investments abroad by companies residing in the Republic, whose purpose is to develop production activities of non-financial goods and/or services, be they through contributions and/or purchases of participations in companies, as far as they are incorporated in countries or territories considered as cooperators regarding tax transparency in terms of article 1 of Decree No. 589/13, as amended.

(13)	Financing of investment projects, including their working capital, which permit increasing production in the power sector, and having firm sales agreements and/or full sureties or guaranties in foreign currency.

(14)	Primary subscription of debt instruments in foreign currency of the national treasury, up to an amount equivalent to one third the total amount of applications made according to this article.

(15)	Financings of investment projects for bovine cattle, including their working capital, without exceeding 5% of the entity’s deposits in foreign currency.

(16)	Financing of investment projects for bovine livestock, including working capital, without exceeding 5% of the entity's foreign currency deposits.

(17)	Financing to foreign importers for the acquisition of goods and/or services produced in the Republic, either directly or through lines of credit to foreign banks.

(18)	Financing to residents guaranteed by stand-by letters of credit issued by foreign banks that comply with the provisions of section 3.1. of the rules on "Credit assessments", requiring to this effect an international rating of investment grade risk, insofar as such letters of credit are unrestricted and the accreditation of the funds is carried out immediately at the simple request of the beneficiary entity

The lending capacity of a financial institution will result from the sum of all deposits in foreign currency plus all inter-financial loans received, as reported by the granting financial institution, as originated in its lending capacity for this type of deposit, after deduction of the minimum reserve requirements applicable to deposits.

Any deficiencies in the application of foreign currency lending capacity, net of a portion of: (i) cash balances, (ii) cash under custody in other financial institutions, (iii) cash in transit and (iv) cash with armored car transport companies, up to the amount of such deficiency, requires an equivalent increase in the minimum cash requirement discussed in “—Reserve Requirements and Liquidity Requirements” above.

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

Had the Basel Accord been applied to us at December 31, 2017, our total capital would have been approximately 1.47 times the minimum required.

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

Minimum capital requirement for credit risk will be determined as the sum of:

(a)	8% of the sum of credit-risk-weighted asset transactions without delivery against payment;

The risk-weighters table is reformulated with new items and weighters and with a new scheme. Some of the new items and weighters are, among others:

-	Within the “Cash and cash equivalents” item, the cash on hand, in transit (if the financial institution assumes the transportation risk and liability) and in automated teller machines (weighted at 0%); and the cash items in the process of being received (collectible checks and drafts), cash in treasury transporting companies and cash in custody of financial institutions (weighted at 20%).

-	Exposure to governments and central banks (with weighters from 0% to 100%)

a)	To governmental sector and Central Bank (with weighters of 100%) (*):

Qualification	AAA until AA-	A+ until A-	BBB+ until BBB-	BB+ until B-	Less than B-	Not rated
Risk weighting	0%	20%	50%	100%	150%	100%

(*) The risk weight is 100% until the Central Bank issues the list of external rating agents.

b)	To other sovereign states (or their central banks) (*):

Qualification	AAA until AA-	A+ until A-	BBB+ until BBB-	BB+ until B-	Less than B-	Not rated
Risk weighting	0%	20%	50%	100%	150%	100%

(*) The risk weight is 100% until the Central Bank issues the list of external rating agents.

c)	Entities from the governmental sector of other sovereign states according to the credit rating assigned to the corresponding sovereign (*):

Qualification	AAA until AA-	A+ until A-	BBB+ until BBB-	BB+ until B-	Less than B-	Not rated
Risk weighting	20%	50%	100%	100%	150%	100%

(*) The risk weight is 100% until the Central Bank issues the list of external rating agents.

-	Exposure to Multilateral Development Banks (with weighters from 0% to 100%)

-	Exposure to financial institutions in the Republic (with weighters from 20% to 100%). For those entities with 100% risk score, a risk weight corresponding to a less favorable category than those assigned to exposures with the National Government is applied in foreign currency with a 100% cap amount, provided that the risk assessment is B-, in which case the risk score will be 150%.

-	Exposure to financial institutions from abroad (100%).

Qualification	AAA until AA-	A+ until A-	BBB+ until BBB-	BB+ until B-	Less than B-	Not rated
Risk weighting	20%	50%	100%	100%	150%	100%

-	Exposure to companies and other legal persons in the Republic and abroad –including foreign-exchange dealers, insurance companies, stock exchanges and local companies treated as part of the non-financial private sector (100%)

-	Exposures included in the retail portfolio (with weighters from 75% to 100%)

-	Mortgage-guaranteed financing, which, subject to certain conditions, has weighters between 35% and 100%

-	Loans more than 90 days in arrears (with weighters from 50% to 150%)

(b)	failed delivery-against-payment transactions; and

(c)	requirement for counterpart credit risk in transactions with over-the-counter derivatives.

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

The market risk-related capital requirements are determined by using specific risk methodologies and are based on the financial institution’s daily net positions in any of the above-mentioned assets. These requirements follow, in general, standards established by the Basel Committee and the European Union. As of the effective date of Communication “A” 5867 and until August 31, 2016, financial entities were required to calculate the market risk minimum capital requirement in accordance with the method set forth in Communication “A” 5867 and also on an off-balance sheet basis, pursuant to the method in effect as of December 31, 2015, and to consider, for purposes of determining the minimum capital requirement, the result of the method involving the highest amount of the market risk capital requirements. After August 31, 2016, only the method set forth in Communication “A” 5867 is applicable.

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

Gross income is defined as the sum of:

(i)	financial and service income less financial and service charges, and

(ii)	other profits less other losses.

The following items, however, must be excluded, as applicable, from the accounting entries mentioned in (i) and (ii) above:

-	charges originated in the constitution of allowances, the cancellation of allowances from previous financial years and credits recovered in the financial year which were settled in previous years;

-	the result from participations in financial institutions and in companies, to the extent that these may be items deductible from the computable equity liability;

-	extraordinary or irregular items –namely those originated in atypical and exceptional results occurred during the period, of infrequent occurrence in the past and not expected for the future–, including income from the collection or insurance (loss recoveries); and

-	results from the sale of items included in Section 2 of the regulations on “valuation of instruments of non-financial public sector debts and of monetary regulation issued by the BCRA”.

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

The capital conservation margin is equivalent to 2.5% of the amount of risk-weighted assets (“APR”). This is in addition to the minimum capital requirement. Furthermore, financial institutions that the BCRA classifies as Domestic Systemically Important Banks (“D-SIBs”) or Global Systemically Important Financial Institutions (“G-SIFIs”) must increase their capital conservation margin by 1% of the APR, resulting in a capital conservation margin requirement of 3.5%. The capital conservation margin must be composed exclusively of regular level 1 capital (COn1), net of any deductible items (CDCOn1).

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

The following table presents, at December 31, 2017, both the calculation of our ratio of capital to risk-weighted assets computed under the Basel Accord and our capital under the minimum capital rules of the Central Bank. See Note 24.12 to the Consolidated Financial Statements for further information.

December 31, 2017
(in millions of pesos, except percentages)
Basel Accord
Total capital	26,231.2
Risk-weighted assets	223,762.8
Ratio of total capital to risk-weighted assets (1)	11.7%
Required capital	17,901.0
Excess capital	8,330.2

Central Bank’s Rules (2)
Total capital	27,309.7
Risk-weighted assets	191,039.2
Ratio of total capital to risk-weighted assets (3)	14.3%
Required capital	15,653.8
Excess capital	11,655.9

(1)	Under the risk-based capital requirements of the Basel Accord, the Bank would be required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.

(2)	Calculated on a consolidated basis in accordance with Central Bank requirements.

(3)	Under the risk-based capital requirements of the Central Bank, we are required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.

Liquidity Coverage Ratio (LCR)

By Communication “A” 5693, the BCRA ordered the application of the Liquidity Coverage Ratio, or “LCR”, which took effect as of January 30, 2015.

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

In implementing the above, the financial institutions must consider the following schedule:

Period	LCR
From January 30, 2015 to December 2015	0.60
From January 2016 to December 2016	0.70
From January 2017 to December 2017	0.80
From January 2018 to December 2018	0.90
From January 2019 onwards	1.00

The LCR calculation must be made on a permanent and monthly basis.

In order to calculate the LCR, the related assets include, among others, cash in hand, in transit, in armored transportation companies and ATMs; deposits with the BCRA, certain national public bonds in pesos or in foreign currency, securities issued or guaranteed by the Banco de Pagos Internacionales, the International Monetary Fund, the European Central Bank, the European Union or Multilateral Development Banks that comply with certain conditions and debt securities issued by other sovereign entities (or their central banks).

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

These items are recorded at their acquisition value increased monthly by the internal rate of return.

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

Foreign Currency Position

General Exchange Position

Through April 2017, the maximum limit for the general foreign exchange position that must be maintained on a daily basis by the financial institutions is the greater of:

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

To this effect, the Central Bank defined the general foreign-exchange position as the sum of the following items:

▪	gold and foreign currency resources available in the Republic;

▪	gold and foreign currency resources available abroad;

▪	foreign public and corporate securities;

▪	cash or future foreign-exchange purchases pending settlement;

▪	cash or future public and private security purchases pending settlement;

▪	cash or future foreign-exchange sales pending settlement;

▪	cash or future public and private security sales pending settlement; and

▪	foreign-exchange holdings in the form of deposits and investments at any term in banks from abroad and all kinds of liquid investments abroad.

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

Through Communication “A” 6237 dated May 4, 2017, the Central Bank provided that financial entities may freely determine the level and use of their general foreign exchange position. Thus, financial entities are enabled to manage their foreign currency positions, both in terms of the composition of their assets, and the possibility of entering and withdrawing their holdings of the Republic, with its consequent impact on reserves.

The aforementioned Communication also provided that financial entities may also conduct arbitration and foreign exchange transactions, to the extent that the counterparty is a branch or agency abroad of local official banks, a foreign financial entity owned totally or majorly by foreign countries, a foreign financial entity incorporated in countries or territories where the International Financial Action Task Force Recommendations are not applied or are not sufficiently implemented, or a foreign company dedicated to the purchase of currency from different countries and / or precious metals in coins or good delivery bars and whose head office is located in a member country of the Basel Committee for Banking Supervision.

Global Net Position

The global net position of a financial institution may not exceed the following limits:

▪	Negative global net position of foreign currency (liabilities exceeding assets), may not exceed 30% of the RPC of the last immediately preceding month.

▪	Positive global net position (assets exceeding liabilities), is the lesser of the following:

(1)	30% of the RPC, or

(2)	Own liquid resources of the last immediately preceding month, whichever is lower.

Own liquid resources means the excess of RPC with respect to fixed assets and other concepts computed according to the rules on fixed assets and other items described in “Fixed Assets and Other Items” immediately below.

An additional limit to the positive global net position for term transactions applies which may not exceed 7.5% of the RPC.

The global net position in foreign currency will include all assets and liabilities from financial intermediation in foreign currency and securities in foreign currency (deriving from cash and term transactions) including those contracts for derivatives linked to these concepts, those items which must be included in the general foreign exchange position, all deposits in such currency in accounts opened with the Central Bank, as well as the gold position, any Central Bank bills in U.S. dollars as well as foreign currency subordinated debt and foreign currency debt securities. Term transactions made within a framework agreement in the area of self-regulatory markets of the Republic based on liquidation by difference will be also computed, without delivery of the negotiated underlying asset. Furthermore, the pass-through certificates or debt securities issued by financial trusts as well as the credit rights regarding ordinary trusts, in the pertinent proportion, when their underlying asset is constituted by assets in foreign currency, will also be considered.

Any excess above the limits will be subject to a charge equivalent to 1.5 times the nominal annual overdue interest rate arising from tenders for BCRA bills (LEBAC) denominated in pesos.

In addition to the above-mentioned charge, sanctions set forth in Section 41 of the Financial Institutions Law shall apply (including: caution; warning; fine; temporary or permanent disqualification to dispose of a banking current account; temporary or permanent disqualification to act as promoters, founders, directors, administrators, members of surveillance committees, comptrollers, liquidators, managers, auditors, partner or shareholders; and license revocation).

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

The Central Bank requires that the total amount of financing that a financial institution may provide to a related company or person may not exceed the following percentages of the computable equity of that related company or person as of the last day of the immediately prior month:

-	By controlling relationship

1.	Local financial sector

Lender entity	Borrowing entity	General	Additional
			Tranche I	Tranche II	Tranche III
CAMEL 1 to 3	CAMEL 1 (*)	100%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	CAMEL 2 (*)	20%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	55% for financing transactions for an agreed initial term of up to 180 days.
	CAMEL 3 (*)	10%	20% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	20% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	Not meet any of the above conditions	10%	—	—	—
CAMEL 4 or 5		0%	—	—	—

(*) Subject to consolidation with the lender.

2.	Foreign financial sector

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each foreign related bank: - With “Investment Grade” classification - Without “Investment Grade” classification: Financing without computable warranty Financing with/without computable warranty	10% 5% 10%
CAMEL 4 or 5	To each foreign related bank subject to consolidation and parent company:

Lender entity	Borrowing entity	Maximum limits
	- With “Investment Grade” classification - Without “Investment Grade” classification: Financing without computable warranty Financing with/without computable warranty	10% 5% 10%
	To each foreign related bank not subject to consolidation: - With “Investment Grade” classification - Without “Investment Grade” classification	10% 5%
	To each foreign related bank that does not meet any of the above conditions	0%

3.	Local complementary services companies

Lender entity	Borrowing entity	General	Additional
			Tranche I	Tranche II	Tranche III
CAMEL 1	Stock exchange agent or other broker, leasing, factoring or temporary acquisition of participation in companies to sell the holdings afterwards (**)	100%	—	—	—
	Debit/credit card issuers (**)	100%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	Not meet any of the above conditions	10%	—	—	—
CAMEL 2	Stock exchange agent or other broker, leasing, factoring or temporary acquisition of participation in companies to sell the holdings afterwards (**)	10%	—	—	90%
	Debit/credit card issuers (**)	20%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	55% for financing transactions for an agreed initial term of up to 180 days.

Lender entity	Borrowing entity	General	Additional
			Tranche I	Tranche II	Tranche III
	Not meet any of the above conditions	10%	—	—	—
CAMEL 3	Debit/credit card issuers (**)	10%	20% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	20% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	Not meet any of the above conditions	10%	—	—	—
CAMEL 4 or 5	Complementary services companies (**)	10%	—	—	—
	Not meet any of the above conditions	0%	—	—	—

(**)Subject to consolidation with the lender.

4.	Foreign complementary services companies

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each complementary services related companies: - Financing without computable warranty - Financing with/without computable warranty	5% 10%
CAMEL 4 or 5	To each complementary services companies subject to consolidation with the lender: - Financing without computable warranty - Financing with/without computable warranty	5% 10%
	To each complementary services related companies that do not meet any of the above conditions	0%

5.	Other clients related by controlling relationship

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each related borrower: - Financing without computable warranty - Financing with/without computable warranty	5% 10%
CAMEL 4 or 5	- To each related company (only equity investment) (***) - To each related borrower that does not meet any of the above conditions	5% 0%

(***)Admitted activity under Section 3 of the rules on “Complementary services of the financial activity and permitted activities”.

-	By personal relationship

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 a 3	To each related borrower	5%
CAMEL 4 or 5	- To each related person to use exclusively for personal or family purposes - To each related borrower that does not meet any of the above conditions	Ps.50.000 0%

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

At December 31, 2017, the aggregate of computable loans, other extensions of credit and equity investments by BBVA Francés on a consolidated basis to related persons totaled Ps.247.2 million, or 0.92% of BBVA Francés’ RPC.

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

The Central Bank determined that any excesses above the limits mentioned above, exclusively originated in the application of the new limits and conditions for computing financing transactions, will not be considered as non-compliant, provided that such excesses result:

▪	From transactions existing prior to March 31, 2003, including bonds issued pursuant to the terms of Decree No. 1735/04 which may be received within the framework of the Argentine debt restructuring;

▪	From increases or by the receipt of:

(i)	compensation bonds or promissory notes as per Articles 28 and 29 of Decree No. 905/02, or of those eventually received by application of other specific provisions after that date, and deriving from Law No. 25,561 of Public Emergency and Foreign Exchange Reform;

(ii)	bonds received within the framework of the Mortgage Refinancing System established by Law No. 25,798;

▪	From new transactions if excesses are registered in accordance with the first and second points above, provided that they originate exclusively in the granting of financing to the non-financial public sector with funds originated in amortization services of the aforementioned debt. These transactions include the amounts that apply to the primary subscription of government securities with an anticipation of up to 180 days to their due date.

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

Loan Loss Allowances

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

1.	The guidelines vary depending on whether commercial loans are involved, or consumer and housing loans. Commercial loans of:

a)	Up to Ps.2,500,000(1) for clients who qualify as micro-credit institutions (Ps.1,800,000 until August 2017, Ps.1,250,000 until May 2016 and Ps.750,000 until May 2012).

(1)	20% of the reference amount established in point 3.7. of the BCRA’s “Classification of Debtors” rules.

b)	Up to Ps.5,000,000(2) for all other activities (Ps.3,600,000 until August 2017, Ps.2,500,000 until May 2016, Ps.1,500,000 until July 2014 and Ps.750,000 until May 2012).

(2)	40% of the reference amount established in point 3.7. of the BCRA’s “Classification of Debtors” rules.

may be considered, for classification purposes, as consumer loans at the bank’s discretion, and treated as such. The Bank has used that option.

2.	Debtors and all their loans are included in one of six categories or situations of decreasing credit quality:

Commercial Loans		Consumer or Housing Loans		Arrears

1.	Normal (1)			up to 31 days
2.	Special Tracking (2)	2.	Low risk	up to 90 days
3.	Substandard	3.	Medium risk	up to 180 days
4.	High Insolvency Risk (3)	4.	High risk	up to 1 year
5.	Irrecoverable (4)			more than a year
6.	Irrecoverable for Technical Decision (5)

(1)	In the case of consumer or housing loans, current account overdrafts are considered to be performing until 61 days have elapsed from the date granted.

(2)	Commercial loans in category 2 are divided into loans:

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

▪   During the course of each half-year in the case of clients whose debt at some moment has totaled between 1% of the financial institution’s total capital or the equivalent to Ps.12,500,000 (1) whichever is lower, and less than 5% of the financial institution’s total capital.

(1)	40% of the reference amount established in point 3.7. of the BCRA’s “Classification of Debtors” rules.

▪   In addition, the bank should review a debtor’s situation when any of the following circumstances occur:

a)	when a debtor has debts equivalent to at least 10% of the total notified to the credit information debtor base in another financial institution, and that institution lowers the client’s rating on the mentioned database;

b)	when there are changes to any of the objective classification criteria (arrears or legal situation);

c)	when a credit rating agency lowers the rating of securities issued by the client by more than one level; or

d)	when there is more than a one-level discrepancy between the classification assigned by the financial institution and at least two other institutions, and certain requirements have been met.

Re-appraisal must be immediate in the case of clients with debts totaling 1% or more of the financial institution’s RPC or the equivalent to Ps.12,500,000 (2), whichever is lower.

(2)	40% of the reference amount established in point 3.7. of the BCRA’s “Classification of Debtors” rules.

6.	Mandatory reclassification of clients. One-level discrepancy is allowed in relation to the information submitted by financial institutions to the credit information data base. If there is a greater discrepancy between the rating of the bank and the lower classification awarded by at least two other banks, and total loans from such banks account for 40% or more of the total informed, the bank will be required to reclassify the debtor to at least the level immediately above that registering the highest level of indebtedness with the comparison institutions.

7.	Criterion for an improving credit rating. For a debtor to be categorized as “normal”, up to two refinancings must have taken place within the last twelve months and it must be no more than 31 days in arrears since the date of the last refinancing. For all other scenarios, the basic criterion is that the highest penalty must be applied to borrowers who have delays after refinancing, such that:

The borrower must accumulate a greater number of down payments (as shown in table (i) below) or increase his repayment percentage (as shown in table (ii) below) in order to improve his situation. The BCRA regulations provide that those clients whose debts have been refinanced via obligations subject to regular payments (monthly or bi-monthly) may be reclassified at the immediately upper level if they have complied punctually (or with delays not exceeding 31 days) with the payment of the established installments or who have repaid at least a certain specified percentage of their refinanced principal obligations.

Table (i) – Enhanced situation by the payment of installments. Consumer portfolio (*)

	Quantity of payments
Change of category	from Irrecoverable	from High Risk	from Medium Risk	from Low Risk
Change to High Risk	3	-	-	-
Change to Medium Risk	6	3	-	-
Change to Low Risk	8	5	2	-
Change to Normal	9	6	3	1

(*) The refinancing requires a punctual payment or with delays of not more than 31 days according to the German or French Amortization System. Regularity may be monthly or bimonthly.

Table (ii) – Enhanced situation by cancellation percentage of repayment of outstanding amount. Consumer and commercial portfolios (**)

	Percentage of repayment of outstanding amount
Change of category	from Irrecoverable	from High Risk	from Medium Risk	from Low Risk
Change to High Risk	15%	-	-	-
Change to Medium Risk	25%	10%	-	-
Change to Low Risk	30%	15%	5%	-
Change to Normal	35%	20%	10%	5%

(**) For amortization systems with periods greater than bimonthly or irregular.

Recoverables are not applied and rebates may not be counted in order to improve the situation (they belong to the debt preceding the signing of the refinancing agreement), so no quantification was made. Up-front payments may be computed as per their equivalent in installments or amortization percentage in order to improve the borrower’s situation.

8.	Refinancing. This refers to the criterion for deteriorating situation as a result of non-compliance with refinancing requirements. Arrears are considered to exist in a refinancing scenario if a delay exceeding 31 days from the due date occurs.

a)	Tranches of arrears are allocated in any applicable situation according to the table below:

Situation	Minimum delay time (in days)
Normal	0
Low Risk	32
Medium Risk	91
High Risk	181
Irrecoverable	More than 1 year

b)	Afterwards the refinancing arrears must be taken into account to determine the situation in which the refinanced client must be placed at.

B.	Provisioning

1.	Loan provisioning must be performed on the basis of the classification assigned to the debtor. No provision is required for loans for up to 30 days granted to other financial institutions (if not past due), for loans granted to the public non-financial sector, or unused balances of current account overdraft agreements.

2.	The following minimum provisioning levels are to be applied on total debt:

Debtor Category	With preferred collateral “A” (1)	With preferred collateral “B” (2)	Without preferred collateral
1. Normal	1%	1%	1%
2. a) Under observation and low risk	1%	3%	5%
b) Under negotiation or with refinancing agreements	1%	6%	12%
3. Substandard and medium risk	1%	12%	25%
4. High insolvency risk and high risk	1%	25%	50%
5. Irrecoverable	1%	50%	100%
6. Irrecoverable for technical decision	1%	100%	100%

(1)	Consists of titles or documents that the creditor can easily liquidate to settle an unpaid debt without following the normal procedure of bankruptcy. They include foreign currencies, certificates of deposit, government securities and other.

(2)	Includes mortgages and pledges in the first degree for which it must comply with legal enforcement procedures;

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

At least the following portfolio behavior indicators are analyzed:

o	NPL ratio behavior

o	Cycle-adjusted expected loss behavior

o	Expected loss behavior without cycle adjustment

o	Coverage performance

Absolute variations (increases and decreases) for these indicators and their tendencies are analyzed, considering the last 12 months prior to the lowest month under analysis.

This procedure also requires authorization by the same member officers who are responsible for approving “extraordinary financings”. Those extraordinary financing are for an amounts exceeding 2.5% of the Bank’s RPC, must be discussed and approved by our Risk Management Committee and further validated by our Board of Directors.

4.	Allowance percentages used by BBVA Francés.

These allowances cover expectations of arrears and estimate possible losses per portfolio and per type of financing. Considering the applicable coverage and their regular revision and after a qualitative analysis of the environment, it is decided whether the policy of allowances should be maintained or modified. BBVA Francés has resolved to modify the allowance percentages applied for the commercial, consumer and consumer-like portfolios as detailed below:

▪   Percentages of allowance for clients in a normal situation from April 30, 2012 until November 27, 2017:

Product	Consumer Portfolio	Consumer-like Portfolio	Commercial Portfolio
Overdrafts
Negotiated Securities
Pledges
Personal
Credit Accounts

Product	Consumer Portfolio	Consumer-like Portfolio	Commercial Portfolio
Checks	1.75	1.00	1.00
Credit Cards
Corporate Bonds
Foreign Trade
Loans to Companies
Financial Loans
Mortgages	1.00	1.00	1.00
Other provisionable products	1.00	1.00	1.00

▪   Percentages of allowance for clients in a normal situation since November 28, 2017:

Product	Consumer Portfolio	Consumer-like Portfolio	Commercial Portfolio
Overdrafts
Negotiated Securities
Pledges
Personal
Credit Accounts
Checks	1.40	1.00	1.00
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

Resolution No. 30 and Resolution No. 21 establishes general and specific guidelines, based on a risk-regarding customer identification approach, due diligence to be applied depending on the level of risk assigned and procedures to detect and report suspicious transactions.

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

Deposit Guarantee Insurance System

The Bank and PSA Compañía Financiera S.A. are included in the Deposit Guarantee System established by Law No. 24,485, Regulatory Decrees No. 540/95, No. 1292/96, 1127/98 and No. 30/18 and Communication “A” 5943 issued by the BCRA.

Such law provided for the creation of the company “Seguros de Depósitos S.A.” (“SEDESA”) for purposes of managing the Deposit Guarantee Fund (the “DGF”), whose shareholders, in accordance with the changes introduced by Decree No. 1292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in such proportion as may be determined for each by the BCRA according to their contributions to the Deposit Guarantee Fund. This guarantee system does not include:

▪	transferable certificates of deposit whose ownership has been acquired by way of endorsement.

▪	demand deposits for which the interest rate is higher than the benchmark interest rate and deposits and term investments that exceed 1.3 times that rate. They will also be excluded when those interest rate limits are distorted by incentives or additional remuneration.

▪	deposits made by other financial institutions, including certificates of deposit acquired by secondary trading;

▪	deposits made by persons directly or indirectly related to the financial institution;

▪	certificates of deposit of securities, acceptances or guarantees;

▪	fixed amounts from deposits and other excluded transactions.

We held a 9.3630% equity interest in Seguros de Depósitos Sociedad Anónima as of December 31, 2017.

The amount covered by the deposit guarantee system is Ps.450,000 per person and per deposit. In the case of transactions in the name of two or more persons, the guarantee will be prorated among the respective holders. The total guarantee amount by persons may not exceed Ps.450,000, regardless of the number of accounts and/or deposits.

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

Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

The Company discloses the following information pursuant to Section 13(r) of the Securities Exchange Act of 1934 (the “Exchange Act”), which requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with natural persons or entities designated by the U.S. government under specified executive orders, including activities not prohibited by U.S. law and conducted outside the United States by non-U.S. affiliates in compliance with local law. In order to comply with this requirement, the Company has requested relevant information from its affiliates globally.

The Company has not knowingly engaged in activities, transactions or dealings required to be disclosed pursuant to Section 13(r) of the Exchange Act.

Because the Company is controlled by BBVA, a Spanish corporation, the Company’s disclosure includes activities, transactions or dealings conducted outside the United States by non-U.S. affiliates of BBVA and its consolidated subsidiaries that are not controlled by the Company. The BBVA Group has the following activities, transactions and dealings with Iran requiring disclosure.

Legacy contractual obligations related to counter indemnities. Before 2007, the BBVA Group issued certain counter indemnities to its non-Iranian customers in Europe for various business activities relating to Iran in support of guarantees provided by Bank Melli, one of which remains outstanding and the other was cancelled on January 1, 2017. For the year ended December 31, 2017, deferral commissions expenses in connection with this counter indemnity totaled US$334.92 and cancellation expenses for the other counter guarantee totaled US$138.80. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure. In accordance with Council Regulation (EU) No. 267/2012 of March 23, 2012, any payments of amounts due to Bank Melli under the counter indemnities were initially blocked and thereafter released upon authorization by the relevant Spanish authorities. The BBVA Group is committed to terminating the outstanding counter indemnity as soon as contractually possible and does not intend to enter into new business relationships involving Bank Melli.

Iranian embassy-related activity. The BBVA Group maintains bank accounts in Spain for one employee of the Iranian embassy in Spain. This employee is a Spanish citizen. Estimated gross revenues for the year ended December 31, 2017, from embassy-related activity, which include fees and/or commissions, did not exceed US$2,628.34. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Economic conditions

2017

According to data through the third quarter of 2017, economic activity, measured in terms of GDP, increased 2.5% year-on-year whereas GDP in the third quarter of 2017 was 0.9% higher than in the previous quarter, and in the first and second quarters, respectively, this variation was 1.3% and 0.8%, respectively.

According to INDEC figures published for the third quarter 2017, the unemployment rate fell slightly to 8.3%, compared to 8.5% one year prior.

In 2017, the INDEC started publishing a new national CPI using December 2016 with a base of 100 covering 39 urban conglomerates in each of the provinces in Argentina, the City of Buenos Aires and 24 municipalities in Greater Buenos Aires. This index adds to the coverage of the CPI GBA (covering the City of Buenos Aires and 24 municipalities of Greater Buenos Aires) which was published by the INDEC April 2016.

The national CPI increased 24.8% in 2017, whereas the CPI-GBA increased 25% in the same period.

In 2017, the national public sector had a primary deficit of Ps.404.1 billion, which accounts for 3.9% of the 2017 GDP, exceeding the fiscal target of 4.2% set for the year. This fiscal result accounts for a 17.6% increase compared to the Ps.343.5 billion deficit the previous year according to the new methodology for presenting statistics on the non-financial public sector.

With respect to the balance of trade, the accumulated deficit in 2017 amounted to US$8.5 billion compared to a surplus of US$2.1 billion for 2016, as a result of exports, which amounted to US$58.4 billion, or 0.9% higher than the year before.

2016

According to the figures issued by the INDEC, economic activity measured in terms of GDP declined by 2.3% in 2016 compared with 2015.

Regarding the labor market, the unemployment rate fell from 7.6 % in the fourth quarter of 2016 to 7.2 % in the same quarter of 2017 which reflected a decrease in the unemployment rate compared with the 9.3% rate of the second quarter of the year 2016. This is the first data published after the statistical emergency and the historical series has not been modified.

In June, the INDEC resumed the publication of the CPI-GBA with April 2016 as the reference period. This index covers the Autonomous City of Buenos Aires and the 24 districts of the Greater Buenos Aires area, representing 44.7% of the urban household expenditures according to the household expenditures survey. In 2017 the INDEC extended its coverage to the entire country, with data representative of the six statistical regions (Greater Buenos Aires, Pampeana, Northeast, Northwest, Cuyo and Patagónica).

The CPI-GBA accumulated a 16.9% increase from April to December 2016, with a 2.09% average monthly variation. In 2016, significant adjustments were made in the transport, water, gas and electricity fees which had an impact on the inflation rate. The CPI-GBA accumulated a 41.0% variation in 2016, with an average monthly inflation of 4.4% in the first half of the year and of 1.5% in the second half. In the chapter analysis, the division comprising household, water, electricity and other fuels led with a 71.2% increase.

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

Effects of Recent Events on BBVA Francés

Since the Macri Administration took office, a set of regulations in place since 2012 were abolished or modified. The principal regulations introduced in recent years are summarized below.

Regulations regarding capital requirements and dividend distribution

In January 2012 the BCRA increased the capital requirements related to operational risk for financial institutions operating in Argentina and introduced an additional buffer requirement equivalent to 75% of the total capital requirement solely for the purpose of distributing profits. Consequently, the Bank did not pay dividends for fiscal years 2011 and 2012. Then, in compliance with applicable regulations, the Bank paid a cash dividend in the amount of Ps.28.8 million for fiscal year 2013 and Ps.400 million for 2014.

In January 2015 the BCRA classified BBVA Francés for all purposes as a D-SIB. A new capital requirement of 1% of risk-weighted assets was required for D-SIBs to be implemented gradually from 2016 to 2019. Such requirement, however, is immediately effective for purposes of profit distributions, which means that D-SIBs are not allowed to distribute dividends until they meet such requirement and the BCRA approves such distribution. These regulations were removed by the end of 2015, and the cash dividend paid by the Bank for the fiscal year 2015 was Ps.900 million.

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

On June 9, 2016, the BCRA removed the additional buffer for financial institutions (equivalent to 75% of the total capital requirement) to pay dividends but it established an additional buffer of 2.5% of risk-weighted assets as a conservation buffer and an additional 1% buffer for D-SIBs. It also modified the requirements to request authorization for the distribution of dividends, establishing, among other, that financial institutions may not have been assessed fines exceeding 25% of their total capital during the month prior to such request. The Bank paid a cash dividend for fiscal year 2016 of Ps.911 million.

Based on the Bank’s results of operations for fiscal year 2017, the Board of Directors proposed a cash dividend payment to the shareholders in the amount of Ps.970 million.

Regulations regarding credits for productive investment projects

In 2012, the BCRA established that certain financial institutions should allocate a minimum portion of their total deposits to finance investment projects. This requirement has been renewed every six months since then.

In 2016, the BCRA amended the requirements, moving from a “disbursed amounts” system to a “six monthly average of daily amounts” system and established for the first semester of 2016 a quota equivalent to 14% of the private deposits stock, calculated according to the monthly average of daily amounts of November 2015 and imposed a fixed annual interest rate of 22%. The minimum amount to be allocated to investment projects for the first semester of 2016 was Ps.7,904.5 million (or Ps.9,942.1 million including carryover amounts of previous periods and adjustments per geographical zones and SMEs size).

In May 2016, the BCRA extended this requirement for the second half of 2016, increasing the quota from 14% to 15.5% of private deposits stock, calculated according to the monthly average of daily amounts of May 2016. The fixed annual interest rate remained at 22% until October 2016 and declined to 17% thereafter. The minimum amount to be allocated to investment projects for the second half of 2016 was Ps.9,559.8 million (or Ps.12,088 million including carryover amounts of previous periods and adjustments per geographical zones and SMEs size).

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

On June 23, 2017, the BCRA issued communication “A” 6259, which renews the quotas for “credit lines for production financing and financial inclusion” under the same framework as during the first half of that year. As a result, financial entities were required to maintain, as of July 1, 2017, a financing balance of at least 18% of non-financial private sector deposits in pesos, calculated as a function of the monthly average of daily balances in May 2017.

On November 3, 2017 the BCRA determined that the credit lines for production financing and financial inclusion would be applied until December 2018. The quota for 2018 will be a percentage of the monthly average of non-financial private sector deposits in pesos in November 2017, according to the following schedule: 16.5% for January 2018, decreasing 1.5 percentage points monthly until reaching 0% in December 2018.

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

On July 22, 2016 the BCRA through Communication “A” 6022 mandated the creation of special accounts in order to implement the Tax Amnesty Regime (Law 27,260). Since this regulation generated a significant inflow of U.S. dollars, the BCRA through Communication “A” 6128 increased in December 2016 the maximum limit for the net foreign currency balances to 25% of total capital and eliminated some exemptions included in the previous regulation to estimate the net global position in foreign currency. Finally, through Communication “A” 6233, on April 25, 2017, the BCRA increased the maximum limit for net foreign currency balances to 30% of total capital. This requirement has been effective since May 2017.

As of December 31, 2017 the Bank’s U.S. dollar-denominated deposits totaled Ps.54,349 million (equivalent to US$2,895.5 million using a 18.77 Ps/US$ exchange rate as of such date), representing 35.3% of the Bank’s total deposits as of such date.

At the end of 2017, the Bank´s total deposits included Ps.1,630 billion derived from the implementation of the Tax Amnesty Regime, of which Ps.18 billion were peso-denominated deposits and Ps.1,612 billion were foreign currency-denominated deposits (equivalent to US$85.9 million using the 18.77 Ps/US$ exchange rate as of such date), representing a decrease of 85.9% compared to the December of 2016. Under the Tax Amnesty Regime, deposits must remain with the Bank at least for six months since the date when they were made.

The BCRA reference exchange rate was Ps.18.77 per U.S. dollar on December 31, 2017, increasing by 18.42% from December 31, 2016.

Regulations regarding interest rates

On January 6, 2017, through Communication “A” 6148 the Central Bank abolished a prior communication which prohibited financial institutions from paying interest on checking accounts, special checking accounts for legal entities and time accounts opened in cooperative credit accounts. Financial institutions are now permitted to pay customers interest on their checking account deposits. This voluntary measure generates competition among financial institutions for these funding sources. Furthermore, financial institutions may also pay other kind of remuneration in addition to or instead of interest, as long as such remuneration is established in the relevant underlying agreement. In addition, the Central Bank eliminated the minimum cash requirement on mutual funds deposits.

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

On May 26, 2016 the BCRA through Communication “A” 5980 increased minimum cash requirements in two stages: from June 1, 2016 to June 30, 2016, an increase of 2.5 percentage points on demand deposits and of 1.5 percentage points on term deposits, and after July 1, 2016 an additional 2.5 percentage points increase on demand accounts and of 1.5 percentage points on term deposits.

Finally, on March 2, 2017 the BCRA, through Communication “A” 6195 reduced by two percentage points the minimum cash requirement in pesos.

Other events

On September 1, 2016 certain changes affecting the insurance business were introduced, through the Communication “A” 5928 issued by the BCRA. The new regulation prohibited imposing any type of commissions and/or fees on life insurance products linked to new loan sales.

Moreover, through a private agreement between the relevant agents, fees on credit and debit cards were voluntarily reduced beginning on April 1, 2017. The fee for credit cards was reduced from 3% to 2.5% for 2017, and will gradually decrease each year to 2.35% for 2018, 2.15% for 2019, 2% for 2020, and 1.8% for 2021. Fees on debit card transactions were reduced from 1.5% to 1.2% for 2017, and are scheduled to gradually decrease to 1.1% for 2018, 1.0% for 2019 and 0.9% for 2020, reaching 0.8% for 2021. Simultaneously, the BCRA, through its Communication “A” 6212, established, as of April 1, 2017, a cap on the interchange fee of 2% and 1% for credit and debit cards, respectively, with a gradual decrease schedule for the next years.

Critical Accounting Policies

Our Consolidated Financial Statements are prepared in accordance with BCRA GAAP, which differs in certain respects from generally accepted accounting principles in Argentina, as described in Note 4 to the Consolidated Financial Statements, and which also differs in certain respects from generally accepted accounting principles in the United States as described in Note 26 to the Consolidated Financial Statements. These rules require us and our subsidiaries to make estimates and assumptions. Some of these estimates require difficult, subjective or complex judgments about matters that are inherently uncertain, and as a result, actual results could differ from those estimates. Due to the estimation process involved, the following summarized accounting policies and their applications are considered to be critical to understanding the business operations, financial condition and results of operations of the Bank and its subsidiaries.

Significant accounting policies are discussed in Note 3 to the Consolidated Financial Statements.

Allowance for loan losses

We provide for estimated possible losses on loans and the related accrued interest generally through the establishment of an allowance for loan losses. Pursuant to Central Bank rules, a bank must classify its loan portfolio into two categories:

▪	Consumer portfolio: management must classify each customer based primarily on delinquency with us and with the Argentine financial system generally.

▪	Commercial portfolio: the basic assessment criterion is the future debt payment capacity or the collateral granted to us on the basis of the estimated cash flow. We also take into account other circumstances such as timely compliance with obligations,

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

The accounting for loan loss reserve under Central Bank rules differs in some respects with U.S. GAAP, as discussed in Note 26.3 to the Consolidated Financial Statements.

Income tax

In estimating accrued taxes, we assess the relative merits and risks of the appropriate tax treatment considering statutory, judicial and regulatory guidance in the context of the tax position.

Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment. It is possible that others, given the same information, may reach different reasonable conclusions regarding the estimated amounts of accrued taxes.

Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of the status of examinations being conducted by various taxing authorities, and newly-enacted statutory and regulatory guidance that affect the relative merits and risks of tax positions. These changes, when they affect accrued taxes, can be material to our operating results.

As explained in Note 3.4.19 to the Consolidated Financial Statements as of December 31, 2017 and 2016, Central Bank Rules do not require the recognition of deferred tax assets and liabilities and, therefore, income tax is recognized on the basis of amounts due in accordance with Argentine tax regulations.

For purposes of U.S. GAAP reporting, we apply FASB ASC 740 “Income Tax.” Under this method, income tax is recognized based on the liability method whereby deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities at each reporting date. For more information see Note 26.1 to the Consolidated Financial Statements.

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

Fair value

BCRA GAAP differ from U.S. GAAP in valuing financial instruments. Under Central Bank Rules, those assets are valued as mentioned in Note 3.4 to our Consolidated Financial Statements, whereas U.S. GAAP requires financial instruments to be valued at fair value. We estimate the fair value as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and such value is best evidenced by a quoted market price, if one exists. In cases where quoted market prices are not available, fair value estimation is based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows, or other valuation techniques, all of which are significantly affected by the assumptions used (see Note 26.12 to Consolidated Financial Statements).

Although we use our best judgment in estimating the fair value of these financial instruments, there are inherent weaknesses in any estimation technique. As a result, the fair value may not be indicative of the net realizable or liquidation value. Moreover, minor changes in the assumptions used could have a significant impact on the resulting estimated fair values.

A.	Operating Results

In accordance with Decree No. 664/03 issued by the Federal Executive, Resolution No. 441 issued by the CNV and Communication “A” 3921 of the BCRA, the Bank discontinued the application of the inflation adjustment to restate its financial statements for the impact of inflation as of March 1, 2003.

Argentina’s professional accounting standards require the application of Technical Resolution No. 6 issued by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) (modified by Technical Resolution No. 39), which sets forth the accounting recognition of the effects of inflation when the Republic’s economic environment exhibits certain features. If the restatement of financial statements in constant currency becomes mandatory, the adjustment is to be applied by taking as a basis the last date on which the Bank adjusted its financial statements to reflect the effects of inflation.

As of December 31, 2017, the features determined by Argentina’s professional accounting standards were not observed and, therefore, the Consolidated Financial Statements have not been restated into constant currency.

Regarding fundamental indicators, the financial sector maintained a good level of solvency, liquidity and asset quality during recent years. In terms of profitability, although domestic financial institutions have not had profits in real terms in recent years, mainly due to the high inflation environment, the Central Bank is playing an active role to mitigate inflation. In this sense, although lower interest margins are expected, lower rates might not necessarily result in lower profitability in real terms due to the fact that lower inflation, growth in the financial sector size, and an increase in terms of productivity are expected for the coming years, and these factors are potential drivers for a more solid and profitable financial sector.

During periods of high inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing, causing a negative impact on our operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Argentina—If the current levels of inflation continue, the Argentine economy and our financial position and business could be adversely affected”. Inflation increases also have a negative impact on our operating expenses, in particular our personnel expenses.

The following discussion is based upon information contained in the Consolidated Financial Statements and should be read in conjunction with them. The Consolidated Financial Statements have been prepared in accordance with the rules of the Central Bank related thereto (BCRA GAAP), which differ in certain respects from Argentine GAAP and U.S. GAAP. The principal differences as they relate to us between BCRA GAAP and generally accepted accounting principles in Argentina are discussed in Note 4 to the Consolidated Financial Statements and the principal differences between BCRA GAAP and U.S. GAAP are discussed in Note 26 to the Consolidated Financial Statements, which also includes a reconciliation to U.S. GAAP of our net income and total stockholders’ equity.

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

Restatement

We have restated certain financial information for the years ended December 31, 2016 and 2015 included in the Consolidated Financial Statements pursuant to the Restatement. See “Presentation of Financial Information—Restatement” for further information.

Results of Operations for the Fiscal Years Ended December 31, 2017, 2016 and 2015.

Overview

As previously discussed, we have not been legally required to restate our financial statements in constant currency as the inflation levels have remained below certain limits. However, inflation in Argentina has been very high in recent years including during the periods discussed herein (see “—Economic conditions” above), and our results of operations discussed below have therefore been significantly impacted by inflation. Because of this, in the discussions below we have focused on factors other than inflation that have contributed to the variation in the line items described below.

	Year ended December 31,			Variation
	2017	2016	2015	Dec/17 vs Dec/16		Dec/16 vs Dec/15
	(in thousands of pesos, except percentages)
Financial income	24,599,569	22,679,938	16,564,779	1,919,631	8.5%	6,115,159	36.9%
Financial expenses	(9,552,561)	(10,255,842)	(7,121,001)	703,281	(6.9)%	(3,134,841)	44.0%
Gross intermediation margin	15,047,008	12,424,096	9,443,778	2,622,912	21.1%	2,980,318	31.6%
Provision for loan losses	(1,560,720)	(1,054,828)	(637,017)	(505,892)	48.0%	(417,811)	65.6%
Service income	11,279,481	8,255,907	6,095,836	3,023,574	36.6%	2,160,071	35.4%
Service expenses	(5,661,163)	(3,933,108)	(2,420,780)	(1,728,055)	43.9%	(1,512,328)	62.5%
Operating expenses	(12,613,471)	(9,557,633)	(6,595,146)	(3,055,838)	32.1%	(2,962,487)	44.9%
Other income	2,584,766	1,167,798	611,171	1,416,968	121.3%	556,627	91.1%
Other expenses	(2,827,718)	(1,102,470)	(526,814)	(1,725,248)	156.5%	(575,656)	109.3%
Income before income tax expense	6,248,183	6,199,762	5,971,028	48,421	0.8%	228,734	3.8%
Income tax expense	(2,264,629)	(2,449,870)	(2,050,470)	185,241	(7.6)%	(399,400)	19.5%
Result on minority interest in subsidiaries	(105,289)	(106,220)	(136,071)	931	(0.9)%	29,851	(21.9)%
Net income	3,878,265	3,643,672	3,784,487	234,593	6.4%	(140,815)	(3.7)%

Our net income for the fiscal year ended December 31, 2017 was Ps.3,878.3 million compared with Ps.3,643.7 million for the year ended December 31, 2016. This change in net income was mainly due to a 36.6% increase in Service Charge Income, a 21.1% increase in Gross Intermediation Margin and a 121.3% increase in Other Income, a 7.6% decrease during the period in Income Tax and a 0.9% decrease in Minority Interest in Subsidiaries, partially offset by a 32.0% increase in Operating Expenses, a 43.9% increase in Service Charge Expenses, a 156.5% increase in Other Expenses and a 48.0% increase in Allowances for Loans losses.

Our net income for the fiscal year ended December 31, 2016 was Ps.3,643.7 million compared with Ps.3,784.5 million for the year ended December 31, 2015. This change in net income was mainly due to a 31.6% increase during the period in Gross Intermediation Margin, a 35.4% increase in Service Charge Income, a 91.1% increase in Other Income and a 21.9% decrease in Minority Interest in Subsidiaries, partially offset by a 44.9% increase in Operating Expenses, a 62.5% increase in Service Charge Expenses, a 109.3% increase in Other Expenses; a 65.6% increase in Allowances for Loans losses and a 19.5% increase during the period in Income Tax.

Financial Income

Our Financial Income increased by 8.5% to Ps.24,599.6 million in the fiscal year ended December 31, 2017 from Ps.22,679.9 million in the fiscal year ended December 31, 2016 which in turn increased by 36.9% from Ps.16,564.8 million in the fiscal year ended December 31, 2015. The components of our Financial Income are reflected in the following table.

	Year ended December 31,			Variation
	2017	2016	2015	Dec/17 vs Dec/16		Dec/16 vs Dec/15
	(in thousands of pesos, except percentages)
Interest on cash and due from banks	1	-	-	1	-	-	-
Interest on loans to the financial sector	493,027	487,219	323,153	5,808	1.2%	164,066	50.8%
Interest on overdraft	3,081,846	3,416,893	2,195,640	(335,047)	(9.8)%	1,221,253	55.6%
Interest on loans with privileged guarantees (1)	1,571,767	1,500,800	1,271,787	70,967	4.7%	229,013	18.0%
Interest on credit card loans	4,260,339	4,021,446	2,817,236	238,893	5.9%	1,204,210	42.7%
Interest on other loans (2)	7,779,748	6,192,857	4,724,343	1,586,891	25.6%	1,468,514	31.1%
Net income from government and corporate securities	3,398,331	4,094,432	3,556,527	(696,101)	(17.0)%	537,905	15.1%
Interest from other receivables from financial transactions	5,662	830	246	4,832	582.2%	584	237.4%
Indexation by benchmark stabilization coefficient (CER) clause	557,072	576,363	188,906	(19,291)	(3.3)%	387,457	205.1%
Other (3)	3,451,776	2,389,098	1,486,941	1,062,678	44.5%	902,157	60.7%
Total	24,599,569	22,679,938	16,564,779	1,919,631	8.5%	6,115,159	36.9%

Financial Income included herein shows fewer categories of Financial Income than in our Consolidated Financial Statements. For further information and a greater level of detail on the different components of our Financial Income, see our Consolidated Financial Statements.

(1)	Included in “interest on real estate mortgage” and “interest on collateral loans” in our Consolidated Financial Statements.

(2)	Included in “interest on discounted instruments”, “interest on other loans” and “income from Federal Government secured loans—Decree No. 1387/01” in our Consolidated Financial Statements.

(3)	Included in “interest on financial leases”, “gold and foreign currency exchange difference” and “other” in our Consolidated Financial Statements.

The increase in Financial Income during the fiscal year ended December 31, 2017 was mainly due to an increase in interest on other loans (mainly due to interest on personal loans, which had a variation of 45.3% in its volume year-over-year), other financial income (mainly due to a 65.6% increase year-over-year in gold and foreign currency exchange difference), interest on credit card loans, interest on loans with privileged guarantees, interest on loans to the financial sector and interest from other receivables from financial transactions, partially offset by a decrease in net income from government and corporate securities, interest on overdraft and indexation by benchmark stabilization coefficient (“CER”).

The increase in Financial Income during the fiscal year ended December 31, 2016 was mainly due to an increase in interest on other loans (mainly due to interest on personal loans), interest on overdraft, interest on credit card loans, other financial income, net income from government and corporate securities, indexation by CER, interest on loans with privileged guarantees, interest on loans to the financial sector and interest from other receivables from financial transactions. The variation in Financial Income reflected an overall increase in average volume of interest earning assets, partially offset by a decrease in the average nominal interest rate of interest earning assets as shown in the table below.

The CER is an index that reflects the variation in inflation in Argentina and is calculated based on the daily variations in the CPI as determined by the INDEC. The indexation by CER clause represents the recognition of the adjustment for loans indexed by CER. As of December 31, 2017, 2016 and 2015, the Bank held Ps.3,626.0 million, Ps.2,444.0 million and Ps.1,553.4 million, respectively, of CER-indexed assets, which represented 1.61%, 1.61% and 1.40%, respectively, of our total assets as of such dates. These CER-indexed assets were mainly federal government secured bonds due in 2020 and a smaller amount of federal government secured loans that we received as a consequence of several swaps made since 2001 in the context of Argentina’s sovereign debt restructuring process.

For the year ended December 31, 2017 the variation in the interest component of Financial Income resulted from an increase in the average volume of interest earning assets, which was partially offset by the decrease in the average nominal rates of interest-earning assets. For the year ended December 31, 2016 the variation in the interest component of Financial Income reflected an increase in average volume of interest earning assets, which was partially offset by the decrease in the average nominal interest rate of interest-earning assets. The following table sets forth the changes in the interest component of Financial Income due to increases or decreases in the volume of interest-earning assets and increases or decreases in the average nominal rates of interest-earning assets.

	December 31, 2017 vs. December 31, 2016 Increase (Decrease)	December 31, 2016 vs. December 31, 2015 Increase (Decrease)
Interest component of Financial Income due to changes in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-earning assets	4,017,110	6,417,393
average nominal rates of interest-earning assets	(2,802,128)	(1,322,184)
Net Change	1,214,982	5,095,209

Financial Expenses

Financial Expenses decreased by 6.9% to Ps.9,552.6 million in the fiscal year ended December 31, 2017 from Ps.10,255.8 million in the fiscal year ended December 31, 2016 which in turn increased by 44.0% from Ps.7,121.0 million in the fiscal year ended December 31, 2015. The components of our Financial Expenses are reflected in the following table.

	Year ended December 31,			Variation
	2017	2016	2015	Dec/17 vs Dec/16		Dec/16 vs Dec/15
	(in thousands of pesos, except percentages)
Interest on checking accounts	529,512	-	-	529,512	-	-	-
Interest on savings deposits	34,817	33,503	22,682	1,314	3.9%	10,821	47.7%
Interest on time deposit	6,139,878	7,687,587	5,162,162	(1,547,709)	(20.1)%	2,525,425	48.9%
Interest on other liabilities from financial transactions	600,224	578,972	484,009	21,252	3. 7%	94,963	19.6%
Indexation by benchmark stabilization coefficient (CER)	40,850	444	61	40,406	9,100.5%	383	627.9%
Other (1)	2,207,280	1,955,336	1,452,087	251,944	12.9%	503,249	34.7%
Total	9,552,561	10,255,842	7,121,001	(703,281)	(6.9)%	3,134,841	44.0%

For simplification purposes, the presentation of Financial Expenses included herein shows fewer categories of Financial Expenses than in our Consolidated Financial Statements. For further information and a greater level of detail on the different components of our Financial Expenses, see our Consolidated Financial Statements.

(1)	Included in “interest on inter-financial financing - (Calls borrowed)”, “interest on other financing from financial institutions”, “other interest”, “contribution to the deposit guarantee fund”, “gold and foreign currency exchange difference” and “other” in our Consolidated Financial Statements.

The decrease in Financial Expenses during the fiscal year ended December 31, 2017 was mainly due to a decrease in interest on time deposit (mainly due to a reduction in the rates at which these products are remunerated, driven in turn by the reduction of the reference rate by BCRA as a result of its goal of lowering inflation) partially offset by an increase in interest on checking accounts following regulatory changes regarding payment of interest on checking accounts, other financial expenses, indexation by benchmark stabilization coefficient, interest on other liabilities from financial transactions and interest on savings deposits.

The increase in Financial Expenses during the fiscal year ended December 31, 2016 was mainly due to an increase in interest on time deposit, other financial expenses, interest on other liabilities from financial transactions and interest on savings deposits.

Taxes on Financial Income and Contributions to the Bank Deposit Guarantee Insurance System, included within Other Financial Expenses, amounted to Ps.1,799.9 million, Ps.1,599.2 million and Ps.1,311.8 million during the years ended December 31, 2017, 2016 and 2015, respectively.

The variation in interest component of Financial Expenses for the year ended December 31, 2017 reflected a decrease in the average nominal rates of interest bearing liabilities which was partially offset by an increase in average volume of interest-bearing liabilities. The variation in interest component of Financial Expenses for the year ended December 31, 2016 reflected an increase in average volume of interest-bearing liabilities which was partially offset by a decrease in the average nominal rates of interest bearing liabilities. The following table sets forth the changes in the interest component of Financial Expenses due to increases or decreases in the volume of interest-bearing liabilities and increases or decreases in the average nominal rates of interest-bearing liabilities.

	December 31, 2017 vs. December 31, 2016 Increase / (Decrease)	December 31, 2016 vs. December 31, 2015 Increase / (Decrease)
Interest component of Financial Expense due to changes in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-bearing liabilities	622,752	3,007,038
average nominal rates of interest-bearing liabilities	(1,656,513)	(159,567)
Net Change	(1,033,761)	2,847,471

Gross Intermediation Margin

Our Gross Intermediation Margin (defined as Financial Income minus Financial Expenses) of Ps.15,047.0 million in the fiscal year ended December 31, 2017 represented a 21.1% increase over our Gross Intermediation Margin of Ps.12,424.1 million in the fiscal year ended December 31, 2016 which in turn represented a 31.6% increase over our Gross Intermediation Margin of Ps.9,443.8 million in the fiscal year ended December 31, 2015. The following table sets forth the changes in the components of our Gross Intermediation Margin for the periods discussed herein:

	December 31, 2017 vs. December 31, 2016 Increase (Decrease)	December 31, 2016 vs. December 31, 2015 Increase (Decrease)
Gross Intermediation Margin due to changes in:	(in thousands of pesos)	(in thousands of pesos)
the volume of interest-earning assets and interest-bearing liabilities	3,394,358	3,410,355
average nominal rates of interest-earning assets and interest-bearing liabilities	(1,145,615)	(1,162,617)
Net Change	2,248,743	2,247,738

In relation to Gross Mediation Margin, although annual average balances grew strongly compared to 2016, the average rates declined in line with the disinflation process promoted by the Argentine Central Bank. Short-term assets, such as check discounts and overdrafts, were affected more.

There was also a decline in the securities portfolio, especially in LEBACs (instruments issued by the BCRA), where the average rates in 2017 were lower than in 2016 despite the rebound boosted by the Argentine Central Bank in the last quarter.

BBVA Francés had an excess in the stock of cash (bills) during the first months of the 2017 compared to the average in the Argentine banking system, with the related financial cost. This situation generally returned to normal in the second half of 2017.

Financial expenditure (interests paid for deposits) declined 9% in 2017 compared to 2016. This was due to lower interest rates paid as a result of a fall in average rates in 2017 and 2016, and the high turnover due to the low average life of the liabilities. There was also a positive impact caused by the mix in deposits, as demand deposits grew more than term deposits.

In general, the Bank’s Gross Mediation Margin gained momentum during the year driven by a higher evolution of credits in the second half of 2017, in addition to the placement of the funds stemming from the equity offering which took place in July, and to the higher generation of income from the foreign exchange difference over the last months of the year.

Finally, the Bank’s foreign exchange intermediation activity was also important during the year, driven by a higher demand for credits for companies related to foreign trade and supported by a growth in liabilities, as a result of the tax amnesty implemented in the second half of 2016.

See “Item 4. Information on the Company—E. Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities” and “Item 4. Information on the Company—E. Selected Statistical Information—Interest-Earning Assets: Net Interest Margin and Spread”.

Provision for Loan Losses

Provision for Loan Losses totaled Ps.1,560.7 million in the fiscal year ended December 31, 2017, representing a 48.0% increase compared with Ps.1,054.8 million of Provision for Loan Losses in the fiscal year ended December 31, 2016, which in turn represented a 65.6% increase compared with Ps.637.0 million of Provision for Loan Losses in the fiscal year ended December 31, 2015.

During 2017, the Argentine financial sector showed a strong growth, largely due to the increase in the credit to consumers and companies, leading to the increase in BBVA Francés’ credit portfolio. In 2016, the Argentine financial sector showed signs of deterioration because of a large increase in the inflation rate, the consequent loss of purchasing power, the fall in GDP and the increase of the unemployment rate.

The non-performing loan portfolio amounted to Ps.904.0 million at December 31, 2017, representing a 46.7% increase compared with Ps.616.1 million at December 31, 2016 which in turn represented a 66.5% increase compared with Ps.370.0 million at December 31, 2015. The non-performing loan portfolio ratio decreased to 0.7% at December 31, 2017 from 0.8% at December 31, 2016 which in turn increased from 0.6% at December 31, 2015.

Service Income

Service Income increased by 36.6% to Ps.11,279.5 million for the fiscal year ended December 31, 2017 from Ps.8,255.9 million for the fiscal year ended December 31, 2016 which in turn increased by 35.4% from Ps.6,095.8 million for the fiscal year ended December 31, 2015. During 2017 the increase was driven mainly by a significant increase in the charges generated by deposit accounts which grew both due to a higher activity and to the price increase, as well as the charges generated by credit cards, in addition to the increase in charges for collection services. In 2016 the increase was mainly due to higher fees for credit cards and fees associated with deposit accounts. The following table provides a breakdown of our Service Income by category.

	Year ended December 31,			Variation
	2017	2016	2015	Dec/17 vs Dec/16		Dec/16 vs Dec/15
	(in thousands of pesos, except percentages)
Service charges on deposit accounts	2,987,082	1,879,629	1,449,124	1,107,453	58.9%	430,505	29.7%
Credit card operations	3,605,508	3,121,871	2,212,857	483,637	15.5%	909,014	41.1%
Other fees related to foreign trade	378,776	284,193	184,879	94,583	33.3%	99,314	53.7%
Credit-related fees	1,804,470	1,044,388	703,894	760,082	72.8%	340,494	48.4%
Fund management fees	445,289	261,016	172,645	184,273	70.6%	88,371	51.2%
Capital markets and securities activities	110,343	88,419	64,915	21,924	24.8%	23,504	36.2%
Rental of safety deposit boxes	340,940	245,319	188,826	95,621	39.0%	56,493	29.9%
Fees related to guarantees	2,881	2,012	3,933	869	43.2%	(1,921)	(48.8)%
Insurance agency	659,060	636,487	591,248	22,573	3.5%	45,239	7.7%
Other	945,132	692,573	523,515	252,559	36.5%	169,058	32.3%
Total	11,279,481	8,255,907	6,095,836	3,023,574	36.6%	2,160,071	35.4%

The presentation included herein shows additional categories of Service Income in order to provide greater detail regarding each of the components than the categories of Service Income included in our Consolidated Financial Statements.

Service charges on deposit accounts are comprised principally of maintenance fees on checking and savings accounts and transaction fees on checking accounts. These fees increased by 58.9% to Ps.2,987.1 million for the fiscal year ended December 31, 2017 from Ps.1,879.6 million in the fiscal year ended December 31, 2016 which in turn had increased by 29.7% from Ps.1,449.1 million in the fiscal year ended December 31, 2015. The increases in the fiscal years 2017 and 2016 were mainly due to increases in the volume and number of transactions of such accounts. This positive trend is also supported by the fact that since September 2016 we are permitted to increase our charges and fees on deposits without authorization of the BCRA. At December 31, 2017 we had 4,913,299 deposit accounts compared with 4,050,225 deposit accounts at December 31, 2016 and 3,497,464 deposit accounts at December 31, 2015.

Income from credit card operations, which consists of customer fees, retailer transaction fees, merchant processing fees and penalty charges, increased by 15.5% to 3,605.5 million in the fiscal year ended December 31, 2017 from Ps.3,121.9 million in the fiscal year ended December 31, 2016, which in turn had increased by 41.1% from Ps.2,212.9 million in the fiscal year ended December 31, 2015. The increases in the fiscal years 2017 and 2016 were mainly due to increases in activity and in the use of credit cards. At December 31, 2017, the total number of credit cards we had issued and which remained outstanding amounted to 3,665,913 compared with 3,309,777 at December 31, 2016 and 2,920,750 at December 31, 2015.

Other fees related to foreign trade increased 33.3% to Ps.378.8 million in the year ended December 31, 2017 from Ps.284.2 million in the year ended December 31, 2016, which in turn had increased by 53.7% from Ps.184.9 million in the year ended December 31, 2015. The increase in the fiscal years 2017 and 2016 was mainly due to increases in fees charged for transfers abroad.

Credit-related fees increased by 48.4% from Ps.703.9 million in the fiscal year ended December 31, 2015 to Ps.1,044.4 million in the year ended December 31, 2016, which in turn had increased by 72.8% to Ps.1,804.5 million in the fiscal year ended December 31, 2017. These increases were mainly due to the increase of new loans granted by us and our subsidiaries PSA Finance and Volkswagen Financial Services through subsidy agreements with car manufacturers.

Fund management fees increased by 70.6% to Ps.445.3 million in the fiscal year ended December 31, 2017 from Ps.261.0 million in the fiscal year ended December 31, 2016 and further increased by 51.2% from Ps.172.6 million in the fiscal year ended December 31, 2015, mainly due to the increase in the volume of securities traded by BBVA Francés Asset Management (a subsidiary of the Bank) and the Bank itself.

Income from capital markets and securities activities principally represents fees from underwriting and placement of corporate bonds, commercial paper and equity securities. It also reflects fees for our corporate advisory business, but excludes gains from trading government securities. Trading gains or losses are included in “Financial Income” or “Financial Expenses”, respectively, under “Net income / (expense) from government and corporate securities”. Finally, income from capital markets and securities activities also includes brokerage commissions earned by BBVA Francés Valores, BBVA Francés’ securities brokerage subsidiary, but does not include similar income earned by BBVA Francés itself, which is recorded as “Financial Income” under “Net income from government and corporate securities”. Income from capital markets and securities activities increased by 24.8% to Ps.110.3 million in the fiscal year ended December 31, 2017 from Ps.88.4 million in the fiscal year December 31, 2016 which in turn had increased by 36.2% from Ps.64.9 million in the fiscal year ended December 31, 2015, mainly due to higher volumes of securities trading.

Rental of safety deposit boxes increased by 39.0% to Ps.340.9 million in the fiscal year ended December 31, 2017 from Ps.245.3 million in the fiscal year ended December 31, 2016, which in turn had increased by 29.9% from Ps.188.8 million in the fiscal year December 31, 2015. These increases were mainly due to the increase in prices charged for the service.

Fees related to guarantees increased by 43.2% to Ps.2.9 million in the fiscal year ended December 31, 2017 from Ps.2.0 million in the fiscal year ended December 31, 2016, which decreased by 48.8% from Ps.3.9 million in the fiscal year ended December 31, 2015. The variations of this item reflect the level of activity in guarantees granted.

Fees related to insurance agency increased by 3.5% to Ps.659.1 million in the fiscal year ended December 31, 2017 from Ps.636.5 million in the fiscal year ended December 31, 2016, which in turn had increased by 7.7% from Ps.591.2 million in the fiscal year ended December 31, 2015. These increases reflect higher volumes of commissions charged by us on the sale of insurance products relating to cars, houses and leasing transactions. Since September 1, 2016 financial institutions are prohibited from imposing any type of commissions and/or fees on life insurance products linked to new loan sales.

Other service income increased by 36.5% to Ps.945.1 million in the fiscal year ended December 31, 2017 from Ps.692.6 million in the fiscal year ended December 31, 2016, which in turn had increased by 32.3% from Ps.523.5 million in the fiscal year ended December 31, 2015. The change in 2017 was mainly due to commissions related to collection services, and the change in 2016 was mainly due to an increase in the fees charged for the use of ATMs.

Service Expenses

Service Expenses, which consist of fees related to the credit and debit cards and taxes on service charge income, increased by 43.9% to Ps.5,661.2 million in the year ended December 31, 2017 from Ps.3,933.1 million in the year ended December 31, 2016, which had in turn increased by 62.5% from Ps.2,420.8 million in the fiscal year ended December 31, 2015, in both years mainly as result of the increase in commissions paid for the LATAM Pass program, which includes the campaign for attracting new clients, and for other credit card promotions.

Operating Expenses

Our Operating Expenses increased by 32.0% to Ps.12,613.5 million in the fiscal year ended December 31, 2017 from Ps.9,557.6 million in the fiscal year ended December 31, 2016, which had in turn increased by 44.9% from Ps.6,595.1 million in the fiscal year ended December 31, 2015. The main reason for the increase in operating expenses during the year ended at December 31, 2017 was the increase in personnel expenses as a result of applying an inflation adjustment provision to account for the difference between the current inflation of 24.8% and the highest inflation estimated in the labor agreement of 19.5%.

The components of our Operating Expenses are reflected in the following table:

	Year ended December 31,			Variation
	2017	2016	2015	Dec/17 vs Dec/16		Dec/16 vs Dec/15
	(in thousands of pesos, except percentages)
Personnel expenses (1)	6,533,719	4,934,944	3,369,635	1,598,775	32.4%	1,565,309	46.5%
Fees and external administrative services (1) (2)	602,247	567,406	347,676	34,841	6.1%	219,730	63.2%
Taxes	1,195,604	913,654	676,650	281,950	30.9%	237,004	35.0%
Utilities (3)	185,354	183,902	107,760	1,452	0.8%	76,142	70.7%
Depreciation of property and equipment (4)	472,815	246,413	199,367	226,402	91.9%	47,046	23.6%
Credit card advertising and issuance expense (5)	104,585	75,052	42,859	29,533	39.4%	32,193	75.1%
Courier transportation (6)	134,997	236,708	172,768	(101,711)	(43.0)%	63,940	37.0%
Advertising and promotion (excluding credit card advertising) (7)	368,553	335,991	214,768	32,562	9.7%	121,223	56.4%
Maintenance and repairs (3)	542,880	348,988	276,867	193,892	55.6%	72,121	26.0%
Business travel and development (1)	63,773	51,789	41,208	11,984	23.1%	10,581	25.7%
Staff welfare (1)	202,267	167,314	110,070	34,953	20.9%	57,244	52.0%
Amortization of organization and development expenses (8)	117,089	78,415	66,809	38,674	49.3%	11,606	17.4%
Rentals (3)	475,126	391,908	268,332	83,218	21.2%	123,576	46.1%
Other (6)	1,614,462	1,025,149	700,377	589,313	57.5%	324,772	46.4%
Total	12,613,471	9,557,633	6,595,146	3,055,838	32.0%	2,962,487	44.9%

The presentation included herein shows additional categories of Operating Expenses in order to provide greater detail regarding each of the components than the categories of Operating Expenses included in our Consolidated Financial Statements.

(1)	Included as part of “payroll expenses” in our Consolidated Financial Statements.

(2)	Included as part of “fees to Bank Directors and Supervisory Committee” and “other professional fees” in our Consolidated Financial Statements.

(3)	Included as part of “other operating expenses” in our Consolidated Financial Statements.

(4)	Presented as “fixed assets depreciation” in our Consolidated Financial Statements.

(5)	Included as part of “advertising and publicity” and “others” in our Consolidated Financial Statements.

(6)	Included as part of “other operating expenses” and “others” in our Consolidated Financial Statements.

(7)	Included as part of “advertising and publicity” in our Consolidated Financial Statements.

(8)	Presented as “organizational expenses amortization” in our Consolidated Financial Statements.

The largest component of Operating Expenses in each of these years was personnel expenses, which increased by 32.4% to Ps.6,533.7 million in the fiscal year ended December 31, 2017 from Ps.4,935.0 million in the fiscal year ended December 31, 2016, which in turn had increased by 46.5% from Ps.3,369.6 million in the fiscal year ended December 31, 2015, in both years principally as a result of increases in salaries (which include payroll, termination payments and bonuses). Salaries vary annually mainly as a result of the negotiation between banking associations and trade unions, and generally follow the inflation trends in Argentina.

As of December 31, 2017, the number of our full-time employees was 6,082 as compared with the 6,253 and 5,784 employees as of December 31, 2016 and 2015, respectively (excluding 14, 12 and 11 employees from non-banking subsidiaries at December 31, 2017, 2016 and 2015, respectively).

Fees and external administrative services increased by 6.1% to Ps.602.2 million in the fiscal year ended December 31, 2017 from Ps.567.4 million in the fiscal year ended December 31, 2016, which had in turn increased by 63.2% from Ps.347.7 million at December 31, 2015. The increase in 2017 was mainly related to increases in the cost of services paid to external legal advisors and in 2016 was mainly related to increases in the cost of services, especially in connection with information technology.

Taxes, other than income tax, increased by 30.9% to Ps.1,195.6 million in the fiscal year ended December 31, 2017 from Ps.913.6 million in the fiscal year ended December 31, 2016, which had in turn increased by 35.0% from Ps.676.7 million in the fiscal year ended December 31, 2015. The increases in taxes collected in 2017 and 2016 were mainly due to the increase in the overall volume of transactions during the periods.

Utilities costs increased by 0.8% to Ps.185.4 million in the fiscal year ended December 31, 2017 from Ps.183.9 million at December 31, 2016, which had in turn increased by 70.7% from Ps.107.8 million in the fiscal year ended December 31, 2015. The increases in costs in 2017 and 2016 were mainly due to an increase in the general level of activity of the Bank and in the cost of utility services.

Depreciation of Bank property and equipment increased by 91.9% to Ps.472.8 million in the fiscal year ended December 31, 2017 from Ps.246.4 million in the fiscal year ended December 31, 2016, which had in turn increased by 23.6% from Ps.199.4 million in the fiscal year ended December 31, 2015. The increase in 2017 and 2016 was principally the result of acquisitions of additional properties (the incorporation of the corporate headquarters during 2017) and equipment.

Credit card advertising and issuance expenses increased by 39.4% to Ps.104.6 million in the fiscal year ended December 31, 2017 from Ps.75.1 million in the fiscal year ended December 31, 2016, which had increased by 75.1% from Ps.42.9 million in the fiscal year ended December 31, 2015. The increases in 2017 and 2016 were mainly due to expenses related to debit and credit cards, especially those in connection with the cost of the plastic of the credit and debit card.

Courier transportation decreased by 43.0% to Ps.135.0 million in the fiscal year ended December 31, 2017 from Ps.236.7 million in the fiscal year ended December 31, 2016, which had in turn increased by 37.0% from Ps.172.8 million in the fiscal year ended December 31, 2015. The decrease in 2017 was mainly due to the reduction in the mailing of Bank statements in paper as result of a customer digitalization campaign. The increase in 2016 was mainly due to increases in the cost of the service.

Advertising and promotion fees increased by 9.7% to Ps.368.6 million in the fiscal year ended December 31, 2017 from Ps.336.0 million in the fiscal year ended December 31, 2016, which had in turn increased by 56.4% from Ps.214.8 million in the fiscal year ended December 31, 2015. The increases during 2017 and 2016 were mainly due to higher fees paid to advertising agencies for advertising campaigns (for example, television campaigns).

Maintenance and repair expenses increased by 55.6% to Ps.542.9 million in the fiscal year ended December 31, 2017 from Ps.349.0 million in the fiscal year ended December 31, 2016, which had in turn increased by 26.1% from Ps.276.9 million in the fiscal year ended December 31, 2015. The increases in 2017 and 2016 were mainly due to higher fee for maintenance and repair services.

Business travel and development expenses increased by 23.1% to Ps.63.8 million in the fiscal year ended December 31, 2017 from Ps.51.8 million in the fiscal year ended December 31, 2016, which had in turn increased by 25.7% from Ps.41.2 million in the fiscal year ended December 31, 2015. The increases in 2017 and 2016 were mainly due to an overall increase in business trips and in the numbers of delegations sent abroad.

Staff welfare expenses increased by 20.9% to Ps.202.3 million in the fiscal year ended December 31, 2017 from Ps.167.3 million in the fiscal year ended December 31, 2016, which had in turn increased by 52.0% from Ps.110.1 million in the fiscal year ended December 31, 2015. The increases in 2017 and 2016 mainly reflect the granting of additional personnel benefits to the Bank´s employees, such as benefits for pre-schooling.

Amortization of organization and development expenses increased by 49.3% to Ps.117.1 million in the fiscal year ended December 31, 2017 from Ps.78.4 million in the fiscal year ended December 31, 2016, which had in turn increased by 17.4% from Ps.66.8 million in the fiscal year ended December 31, 2015. The increases in 2017 and 2016 were mainly caused by the addition of new intangible assets to the organization and development expenses line item in both fiscal years.

Rentals expenses increased by 21.2% to Ps.475.1 million in the fiscal year ended December 31, 2017 from Ps.391.9 million in the fiscal year ended December 31, 2016, which had in turn increased by 46.1% from Ps.268.3 million in the fiscal year ended December 31, 2015. The increases in 2017 and 2016 were mainly due to the rise in rental rate of our leased real property. As of December 31, 2017, 2016 and 2015 our branch network consisted of 251 branches, of which 112 were located in properties we own, and 139 were located in properties we lease.

Other operating expenses increased by 57.5% to Ps.1,614.5 million in the fiscal year ended December 31, 2017 from Ps.1,025.1 million at December 31, 2016, which had in turn increased by 46.4% from Ps.700.4 million in the fiscal year ended December 31, 2015. The increases in 2017 and in 2016 were mainly due to the increase in transportation of valuables.

Other Income

Other Income increased by 121.3% to Ps.2,584.8 million in the fiscal year ended December 31, 2017 from Ps.1,167.8 million in the fiscal year ended December 31, 2016, which had in turn increased by 90.2% from Ps.611.2 million in the fiscal year ended December 31, 2015.

The increase in Other Income in fiscal year 2017 was mainly due to a 639.2% increase in Other Income-other (mainly due to Ps.1,185.8 million of income recorded due to the application of the adjustment for inflation in the calculation of the income tax for the year 2016, as described in Note 5 to our Consolidated Financial Statements); a 107.5% increase in long-term investments; a 75.1%

increase in loans recovered and reversals of allowances; a 1,114.2% increase in gains from the sale of premises and equipment and other assets; a 5.8% increase in punitive interest; and a 31.6% increase in rentals; partially offset by a 50.1% decrease in deferred income tax (offset, in turn, by a charge for the same amount in “Charge for uncollectability of other receivables and other allowances” account, under the other expenses item) and a 19.1% decrease in adjustment and interest for other receivables.

On May 10, 2017, the Board of Directors of the Bank approved the Bank´s income tax determination for the fiscal year ended December 31, 2016 and approved commencing a legal action seeking that certain provisions of Argentine Law No. 20,628 be declared unconstitutional based on case law and applicable rulings of the Supreme Court of Argentina that allowed the application of an inflation adjustment mechanism when the lack of such mechanism resulted in a confiscatory effect to the tax payer. The Bank considers that the impact of not applying such adjustment mechanism is confiscatory to the Bank for the fiscal year ended December 31, 2016. Also on May 10, 2017, the Bank filed its tax return for the year ended December 31, 2016, applying the above-mentioned inflation adjustment mechanism which represented the recognition of “Other Income” for Ps.1,185.8 million. On May 12, 2017, based on certain judicial precedents, we filed a legal action with the Contentious Administrative Federal Court No. 12, Secretariat No. 23, seeking that such court declare unconstitutional certain provisions of Argentine law that prevented us from applying such inflation adjustment mechanism. On May 12, 2017, we filed our income tax return for 2016 giving effect to this adjustment for inflation.

On May 29, 2017, the Argentine Central Bank, without ruling on the merits of our application of the inflation adjustment mechanism nor on our right to initiate the above legal action, issued a formal notice requiring us to record a provision of Ps.1,185.8 million in our statements of operations, in order to recognize a regulatory reserve against what the Central Bank considers possible contingencies arising from the tax position we assumed. In response to this formal notice, we filed a petition providing documentation supporting our assessment and requesting that the order from the Central Bank be reviewed. We have not yet been notified of the Central Bank’s response to this petition. On June 7, 2017, we recorded this provision for Ps.1,185.8 million following the Central Bank’s request, which was reflected in our statements of operations for the fiscal year ended December 31, 2017. See Note 4.a) to the Consolidated Financial Statements. This provision affects the comparability of our results of operations for the year ended December 31, 2017, as compared with our results for other periods. In addition, based on legal precedents applicable to this case, we have not modified our income tax return for the year ended December 31, 2016, as we intend to continue to pursue a declaratory judgment from the court.

The increase in Other Income in fiscal year 2016 was mainly due to an increase in deferred income tax (offset, in turn, by a charge for the same amount in “Charge for uncollectability of other receivables and other allowances” account, under the other expenses item); a 56.3% increase in loans recovered and reversals of allowances; a 90.64% increase in adjustment and interest for other receivables; a 58.5% increase in Other Income-other; a 22.6% increase in punitive interest; a 73.7% increase in gains from the sale of premises and equipment and other assets and a 15.6% increase in rentals partially offset by a 0.6% decrease in long-term investments.

Other Expenses

Other Expenses increased by 156.5% to Ps.2,827.7 million in the fiscal year ended December 31, 2017 from Ps.1,102.5 million in the fiscal year ended December 31, 2016, which had in turn increased by 109.3% from Ps.526.8 million in the fiscal year ended December 31, 2015.

The increase in other expenses in the fiscal year ended December 31, 2017 was mainly due to a 99.6% increase in charge for uncollectability of other receivables and other allowances from Ps.912.7 million in the fiscal year ended December 31, 2016 to Ps.1,822.0 million in the fiscal year ended December 31, 2017, due to a Ps.1,185.8 million provision recorded due to the application of the adjustment for inflation in the calculation of income tax for the year 2016; a 600.2% increase in Other Expenses-other from Ps.117.4 million in the fiscal year ended December 31, 2016 to Ps.822.3 million in the fiscal year ended December 31, 2017 (due, in turn, to the regularization in the social charges rate used since December 2013 until March 2017); a 288.6% increase in claims for damages from Ps.33.5 million in the fiscal year ended December 31, 2016 to Ps.130.3 million in the fiscal year ended December 31, 2017; an increase in interest payments for other liabilities to Ps.8.6 million in the fiscal year ended December 31, 2017; a 48.2% increase in depreciation on differences paid on constitutional protection actions from Ps.7.9 million in the fiscal year ended December 31, 2016 to Ps.11.7 million in the fiscal year ended December 31, 2017; a 10.4% increase in donations from Ps.27.5 million in the fiscal year ended December 31, 2016 to Ps.30.4 million in the fiscal year ended December 31, 2017; and a 199.2% increase in goodwill from Ps.0.1 million in the fiscal year ended December 31, 2016 to Ps.0.4 million in the fiscal year ended December 31, 2017. These increases were partially offset by a 70.5% decrease in punitive interests and charges in favor of the Central Bank from Ps.1.7 million in the fiscal year ended December 31, 2016 to Ps.0.5 million in the fiscal year ended December 31, 2017 and a 2.9% decrease in depreciation on other assets from Ps.1.5 million in the fiscal year ended December 31, 2016 to Ps.1.4 million in the fiscal year ended December 31, 2017.

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

Regarding the regularization in the social charges rate mentioned above, since December 2013, we have applied a 17% rate (instead of 21%) for payment of social security contributions. Applicable law imposed the 17% rate upon corporations in which the government holds a participation. The Argentine government has held shares in BBVA Francés through the Sustainability Guarantee Fund (Fondo de Garantía de Sustentabilidad) since the nationalization of AFJP in 2008. Since the Argentine tax authority (AFIP) has challenged the application of the 17% rate in certain similar cases during the first quarter of 2017, we decided to regularize the situation for the period between December 2013 and March 2017, and apply the 21% rate, following a proceeding established by Law No. 27,260, which has resulted in a charge of Ps.393.6 million.

For simplification purposes, the presentation included herein of Other Expenses differs from the presentation of Other Expenses included in our Consolidated Financial Statements. “Other Expenses-other” are included as part of “Other” in our Consolidated Financial Statements. “Claims for damages”, and “Increase in donations” are presented as “charge for uncollectability of other receivables and other allowances” in our Consolidated Financial Statements. “Depreciation on differences paid on constitutional protection actions” is presented as “amortization of difference arising from judicial resolutions” in our Consolidated Financial Statements. “Punitive interests and charges in favor of the Central Bank” are presented as “Punitive interests and charges paid to BCRA” in our Consolidated Financial Statements. Lastly, “Depreciation on other assets” is presented as “Depreciation and losses from miscellaneous assets” in our Consolidated Financial Statements.

Income Tax Expense

Income Tax Expense was Ps.2,264.6 million in the fiscal year ended December 31, 2017, representing a 7.6% decrease from Ps.2,449.9 million in the fiscal year ended December 31, 2016, which had in turn increased by 19.5% from Ps.2,050.5 million in the fiscal year ended December 31, 2015. The decrease in fiscal year 2017 was mainly due to the fiscal valuation of Bogar 2020, an Argentine debt bond (which differs from the accounting valuation, while the accounting valuation is recorded at present value, the fiscal valuation is determined as of the end of the period) and an increase in returns on long-term investments. The increase in fiscal year 2016 was mainly due to differences between the tax and accounting valuation of bonds.

Our effective income tax rate differs from the statutory income tax rate applicable to us. The difference between the statutory rate and the effective rate is principally due to several factors. First, income from equity investments is not to be computed for tax calculation purposes. The results from branches located in the Tierra del Fuego province, as well as the interest for guaranteed loans are also exempted from taxation. Second, the effective tax rate is affected by the different treatment of loan loss provisions for financial and tax reporting purposes. Finally, government securities are generally marked-to-market for tax reporting purposes, with unrealized gains and losses included in taxable income even if such securities are accounted for on a cost-plus-yield basis for financial reporting purposes. See Note 26.1 to the Consolidated Financial Statements.

Results on minority interest in subsidiaries

Results on minority interest in subsidiaries were Ps.105.3 million, Ps.106.2 million and Ps.136.1 million for the fiscal years ended December 31, 2017, 2016 and 2015, respectively. The variations of this item reflects the results not attributable to the Bank in connection with the net income of the following subsidiaries: PSA Compañía Financiera (in which we hold a 50% interest), Volkswagen Financial Services (in which we hold a 51% interest since September 2016), Consolidar AFJP (undergoing liquidation proceedings) (in which we hold a 53.89% interest), BBVA Francés Valores (in which we hold a 97% interest) and BBVA Francés Asset Management (in which we hold a 95% interest).

Financial Position

	Year ended December 31,			Variation
	2017	2016	2015	Dec/17 vs Dec/16		Dec/16 vs Dec/15
	(in thousands of pesos, except percentages)
Assets

Cash and due from banks	37,664,382	48,226,107	27,970,286	(10,561,725)	(21.9)%	20,255,821	72.4%
Government and corporate securities	34,048,445	12,738,809	14,422,191	21,309,636	167.3%	(1,683,382)	(11.7)%
Loans	128,366,202	78,889,921	56,563,321	49,476,281	62.7%	22,326,600	39.5%
Other receivables from financial transactions	13,255,165	2,427,906	3,728,874	10,827,259	446.0%	(1,300,968)	(34.9)%
Receivables from financial leases	2,366,434	2,046,971	2,407,451	319,463	15.6%	(360,480)	(15.0)%
Investments in other companies	658,594	507,625	353,377	150,969	29.7%	154,248	43.6%
Other receivables	3,664,357	2,469,268	2,377,109	1,195,089	48.4%	92,159	3.9%
Premises and equipment	4,247,543	3,198,298	1,107,173	1,049,245	32.8%	2,091,125	188.9%
Other assets	918,215	920,009	1,561,899	(1,794)	(0.2)%	(641,890)	(41.1)%
Intangible assets	435,863	315,811	236,861	120,052	38.0%	78,950	33.3%
Suspense items	17,590	11,986	7,656	5,604	46.8%	4,330	56.6%
Total assets	225,642,790	151,752,711	110,736,198	73,890,079	48.7%	41,016,513	37.0%

Liabilities

Deposits	154,050,302	114,621,753	76,864,493	39,428,549	34.4%	37,757,260	49.1%
Other liabilities from financial transactions	35,117,665	13,785,682	15,032,048	21,331,983	154.7%	(1,246,366)	(8.3)%
Other liabilities	6,922,534	4,815,144	3,706,604	2,107,390	43.8%	1,108,540	29.9%
Allowances	2,801,239	1,406,472	1,032,010	1,394,767	99.2%	374,462	36.3%
Suspense items	79,282	43,484	46,544	35,798	82.3%	(3,060)	(6.6)%
Total liabilities	198,971,022	134,672,535	96,681,699	64,298,487	47.7%	37,990,836	39.3%
Minority interest in subsidiaries	615,220	620,141	338,136	(4,921)	(0.8)%	282,005	83.4%
Shareholders’ equity	26,056,548	16,460,035	13,716,363	9,596,513	58.3%	2,743,672	20.0%
Total liabilities and stockholders’ equity	225,642,790	151,752,711	110,736,198	73,890,079	48.7%	41,016,513	37.0%

Total Assets

At December 31, 2017 we had total assets of Ps.225,642.8 million, which represented a 48.7% increase from Ps.151,752.7 million of total assets as of December 31, 2016.

The increase was mainly due to a 62.7% increase in loans net of allowances from Ps.78,889.9 million at December 31, 2016 to Ps.128,366.2 million at December 31, 2017; a 167.3% increase in government and corporate securities from Ps.12,738.8 at December 31, 2016 to Ps.34,048.4 million at December 31, 2017; a 446.0% increase in other receivables from financial transactions from Ps.2,427.9 million at December 31, 2016 to Ps.13,255.2 million at December 31, 2017; a 48.4% increase in other receivables from Ps.2,469.3 million at December 31, 2016 to Ps.3,664.4 million at December 31, 2017; a 32.8% increase in bank premises and equipment from Ps.3,198.3 million at December 31, 2016 to Ps.4,247.5 million at December 31, 2017; a 15.6% increase in receivables from financial leases from Ps.2,047.0 at December 31, 2016 to Ps.2,366.4 million at December 31, 2017; a 29.7% increase in investments in other companies from Ps.507.6 million at December 31, 2016 to Ps.658.6 million at December 31, 2017; a 38.0% increase in intangible assets from Ps.315.8 million at December 31, 2016 to Ps.435.9 million at December 31, 2017 and a 46.6% increase in suspense items from Ps.12.0 million at December 31, 2016 to Ps.17.6 million at December 31, 2017. These increases were partially offset by a 21.9% decrease in cash and due from banks and correspondents from Ps.48,226.1 million at December 31, 2016 to Ps.37,664.4 million at December 31, 2017 and a 0.2% decrease in other assets from Ps.920.0 million at December 31, 2016 to Ps.918.2 million at December 31, 2017.

Total Liabilities and Shareholders’ Equity

At December 31, 2017, we had total liabilities and minority interests in subsidiaries of Ps.199,586.2 million, which represented a 47.5% increase from the Ps.135,292.7 million at December 31, 2016.

The increase was mainly due to a 34.4% increase in deposits from Ps.114,621.8 million at December 31, 2016 to Ps.154,050.3 million at December 31, 2017; a 154.7% increase in other liabilities from financial transactions from Ps.13,785.7 million at December

31, 2016 to Ps.35,117.7 million at December 31, 2017; a 43.8% increase in other liabilities from Ps.4,815.1 million at December 31, 2016 to Ps.6,922.5 million at December 31, 2017; a 99.2% increase in allowances from Ps.1,406.5 million at December 31, 2016 to Ps.2,801.2 million at December 31, 2017 and a 82.3% increase in suspense items from Ps.43.5 million at December 31, 2016 to Ps.79.3 million at December 31, 2017.

These increases were partially offset by a 0.8% decrease in minority interests in subsidiaries from Ps.620.1 million at December 31, 2016 to Ps.615.2 million at December 31, 2017.

Shareholders’ equity increased by 58.3% from Ps.16,460.0 million at December 31, 2016 to Ps.26,056.5 million at December 31, 2017. The increase resulted mainly from the increase in capital stock of Ps.6,629.2 million, an increase of Ps.3,878.3 million of net income for the year, less the distribution of Ps.911 million of dividends in cash. In addition the Bank increased its legal and facultative reserves during the year by Ps.728.7 million and Ps.2,003.9 million, respectively, against retained earnings.

Significant changes in financial position

The loan portfolio to the private sector totaled Ps.127,209.0 million at December 31, 2017, representing a 62.2% increase compared with the previous twelve months. Corporate financing, both in local and foreign currency, was dynamic in 2017 compared with 2016 and 2015. Foreign trade operations, financial loans and discounted instruments experienced the highest increase, with lease options and collateral lines also regaining momentum. In consumer loans, the increase was driven by mortgage loans, as well as personal loans and car loans.

Government and corporate securities increased in the fiscal year ended December 31, 2017 principally due to the increase in the fair value of instruments issued by the BCRA. Over the year, the Bank executed repo transactions with the Argentine Republic of US$250 million, due in December 2018 and March 2019, respectively.

Other receivables from financial transactions also recorded an increase in the fiscal year ended December 31, 2017, mainly due to the amounts receivable for spot and forward sales to be settled, particularly in repurchase agreements. These types of transactions are generally conducted on daily and on a very short-term basis (one to five days).

The item Cash and due from banks and correspondents showed a significant decrease during 2017, principally due to the excess in the stock of physical bills at December 31, 2016. This situation began showing signs of reversal in the second half of 2017.

Our deposits increased during 2017 in line with the growth shown by the Argentine financial sector and due to our specific efforts to focus on the SME sector. Savings accounts, time deposits and checking accounts registered significant growth during 2017, of 85.6%, 25.7% and 21.7%, respectively. Peso deposits increased by 33.1% in the fiscal year ended December 31, 2017 and those in foreign currency grew by 36.8% over the same period.

Other liabilities from financial transactions also increased during 2017 mainly due to the increase in the number of instruments to be delivered for spot and forward sales to be settled, particularly in repurchase agreements.

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

Liquidity

Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, our ratio of liquid assets to total deposits was 46.6%, 53.2% and 55.2% at December 31, 2017, 2016 and 2015, respectively. Liquid assets include cash, amounts due from banks and government and corporate securities. The main reason for this decline was a lower level of cash and due from banks and correspondents as discussed above under “Significant changes in financial condition”.

Our primary source of funds is our deposit base, which primarily consists of peso- and dollar-denominated deposits in checking accounts, savings accounts and time deposits from individuals and corporations. Deposits at December 31, 2017 totaled Ps.154,050.3 million compared with Ps.114,621.8 million at December 31, 2016.

On July 15, 2003, an extraordinary shareholders’ meeting approved the establishment of a program for the issuance and re-issuance of ordinary non-convertible corporate bonds with ordinary guarantees, or such guarantees as may be decided by the Bank, and unsecured subordinated corporate bonds, convertible or not into shares (the “Program”). In 2007, the Program was extended for five additional years and the maximum aggregate amount of issuances was successively increased to US$750 million.

As of December 31, 2017 we had issued 24 series under the Program for Ps.4,703.3 million of corporate bonds, with a maturity between one and three years, and subject to floating interest rates. The bonds have been fully subscribed and paid in and must be repaid at maturity. See Note 11.1 to the Consolidated Financial Statements.

As of December 31, 2017 and 2016, the outstanding principal and accrued interest under the program amounted to Ps.2,055,599 (in connection with Classes 18, 19, 20, 21, 22, 23 and 24 of the corporate bonds) and Ps.1,798,353 (in connection with series 9, 11, 13, 16, 17, 18, 19, 20, 21 and 22 of corporate bonds), respectively.

As required by law and the BCRA regulations, the proceeds obtained from the issuance of series 9, 11, 13, 17 and 18 were applied to the reimbursement of time deposits, the proceeds from the issuance of series 19, 20, 21 and 22 were applied to the grant of working capital loans and those obtained from the issuance of series 16 were applied to the reimbursement of corporate bonds series 8. The funds obtained from the issuance of series 23 and 24 have not been applied as of the date of this annual report.

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

In addition, our subsidiary PSA Finance also has an outstanding program to issue corporate bonds, the proceeds of which may only be applied to finance the leasing of motor vehicles. These bonds are subject to both fixed and floating interest rates and their maturity date is of between one to two years. At December 31, 2017 and 2016 the outstanding principal and accrued interest amounted to Ps.826,348 thousand and Ps.412,725 thousand, respectively. See Note 11.2 to the Consolidated Financial Statements.

Capital Stock

The shareholders at the shareholders’ meeting on June 13, 2017 approved an increase in capital stock by up to Ps.145 million in par value through issuance of 145 million ordinary shares entitled to one vote and a value of Ps.1.00 per share, delegating to the Board of Directors the powers necessary to consummate such capital increase and determine the issuance conditions.

On July 18, 2017, the issuance of 66,000,000 ordinary shares with par value of Ps.1.00 per share was approved with a subscription price of US$5.28 per share and US$15.85 per each American Depositary Share (ADS), based on the benchmark exchange rate published by the BCRA as of that date (17.0267 Ps./US$) for purposes of their payment in pesos. The shares offering closed on July 24, 2017.

In accordance with the terms of the underwriting agreement, the underwriters exercised their option to acquire 9,781,788 additional new shares (equivalent to 3,260,596 ADS) on July 26, 2017 at the same issue price. These shares were paid and delivered on July 31, 2017.

As at December 31, 2017 the Bank’s capital stock consisted of 612,659,638 ordinary shares, par value Ps.1.00 each, all of which were issued to the stockholders.

Interest Rate Sensitivity

A key component of our asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity is the exposure and measure of sensitivity to interest rate variations. The interest rate sensitivity measures the impact on the gross intermediation margin of a change in market interest rates. For any given period, the pricing structure is matched when an equal amount of assets and liabilities reprice. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position and is shown in the following tables. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income while an increase in interest rates would have a negative effect on interest income.

Our interest rate sensitivity strategy, which seeks to maintain exposure within levels that are consistent with the risk profile and business strategy defined for the Bank, takes into account not only the rates of return and their underlying degree of risk, but also liquidity requirements, including minimum regulatory cash reserves, mandatory liquidity ratios, withdrawal and maturity of deposits and additional demands for funds.

The following table shows the interest rate sensitivity of our interest-earning assets and interest-bearing liabilities. Variations in interest rate sensitivity may also arise within the repricing periods presented.

During 2017, the gap generated by the mismatch between assets and liabilities declined considerably, due to an increase in deposits.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2017
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets
Interest earning deposits in banks	590,655	-	-	-	-	590,655
Government securities	22,698,956	9,337,487	1,057,042	473,913	8,355	33,575,753
Corporate bonds	236,029	-	56,323	-	-	292,352
Loans (1)	72,465,199	27,627,679	28,140,316	1,137,143	1,283,660	130,653,997
Total	95,990,839	36,965,166	29,253,681	1,611,056	1,292,015	165,112,757
Interest-bearing liabilities
Deposits	109,816,038	3,616,452	337,855	-	-	113,770,345
Corporate bonds	2,023,178	80,671	710,000	-	-	2,813,849
Due to other banks	12,357,880	2,919,302	611,000	-	-	15,888,182
Total	124,197,096	6,616,425	1,658,855	-	-	132,472,376
Asset/liability gap	(28,206,257)	30,348,741	27,594,826	1,611,056	1,292,015	32,640,381
Cumulative sensitivity gap	(28,206,257)	2,142,484	29,737,310	31,348,366	32,640,381
Cumulative sensitivity gap as a percentage of total interest-earning assets	(17.08)%	1.30%	18.01%	18.99%	19.77%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2017
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	590,655	-	-	-	-	590,655
Government securities	10,925,920	6,902,521	1,057,042	473,913	8,355	19,367,751
Corporate bonds	235,123	-	-	-	-	235,123
Loans (1)	60,631,905	15,505,551	23,127,799	1,118,369	1,283,660	101,667,284
Total	72,383,603	22,408,072	24,184,841	1,592,282	1,292,015	121,860,813
Interest-bearing liabilities:
Deposits	63,510,733	2,853,995	334,312	-	-	66,699,040
Corporate bonds	2,023,178	80,671	710,000	-	-	2,813,849
Due to other banks	10,216,300	2,919,302	611,000	-	-	13,746,602
Total	75,750,211	5,853,968	1,655,312	-	-	83,259,491
Asset/liability gap	(3,366,608)	16,554,104	22,529,529	1,592,282	1,292,015	38,601,322
Cumulative sensitivity gap	(3,366,608)	13,187,496	35,717,025	37,309,307	38,601,322
Cumulative sensitivity gap as a percentage of total interest-earning assets	(2.76)%	10.82%	29.31%	30.62%	31.68%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2017
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	-	-	-	-	-	-
Government securities	11,773,036	2,434,966	-	-	-	14,208,002
Corporate bonds	906	-	56,323	-	-	57,229
Loans (1)	11,833,294	12,122,128	5,012,517	18,774	-	28,986,713
Total	23,607,236	14,557,094	5,068,840	18,774	-	43,251,944
Interest-bearing liabilities:
Deposits	46,305,305	762,457	3,543	-	-	47,071,305
Due to other banks	2,141,580	-	-	-	-	2,141,580
Total	48,446,885	762,457	3,543	-	-	49,212,885
Asset/liability gap	(24,839,649)	13,794,637	5,065,297	18,774	-	(5,960,941)
Cumulative sensitivity gap	(24,839,649)	(11,045,012)	(5,979,715)	(5,960,941)	(5,960,941)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(57.43)%	(25.54)%	(13.83)%	(13.78)%	(13.78)%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

Exchange Rate Sensitivity

At December 31, 2017, our total foreign exchange-denominated asset position was Ps.71,297 million and our total foreign exchange-denominated liability position was Ps.68,314 million, resulting in a net asset currency position of Ps.2,984 million. For a description of foreign exchange risk, see “Item 11.Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk”.

Capital Requirements

As of December 31, 2017, we had consolidated excess capital of Ps.11,655.9 million pursuant to the Central Bank’s rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.27,309.7 million under the Argentine risk-based capital guidelines, which are based on the Basel Accord.

As of December 31, 2016, we had consolidated excess capital of Ps.6,807.8 million pursuant to the Central Bank’s rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.17,129.7 million under the Argentine risk-based capital guidelines, which are based on the Basel Accord.

As of December 31, 2017, we complied with the Central Bank’s capital requirements on a consolidated basis. See a description of the minimum capital requirements currently in effect in “Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework”.

As of December 31, 2017, 2016 and 2015, our stockholders’ equity was Ps.26,056.5 million, Ps.16,460.0 million and Ps.13,716.4 million, respectively. At such dates, our ratio of average stockholders’ equity/average total assets was 11.80%, 11.50% and 13.00%, respectively. See “Item 4. Information on the Company—E. Selected Statistical Information—Return on Equity and Assets”.

In our opinion, our capital resources are sufficient for the Bank’s present requirements on an individual and a consolidated basis.

We are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends, loans or advances — subject to the regulations of each industry — or corporate law requirements. However, there can be no assurance that in the future such restrictions will not be adopted and that, if adopted, they will not negatively affect our liquidity.

On January 18, 2018, the Bank made a capital contribution in proportion to its ownership interest in Volkswagen Financial Services Compañía Financiera S.A. of Ps.204 million, equivalent to 204 million ordinary, non-endorsable registered shares, with nominal a value of Ps.1 and one vote per share.

The following table sets forth, for the dates indicated, the calculation of our excess capital under the Central Bank’s rules and certain capital and liquidity ratios.

	At December 31,
	2017 (4)		2016 (4)		2015 (4)
	(in thousands of pesos, except ratios and percentages)
Calculation of excess capital (1)
Allocated to assets at risk	12,726,716		7,926,163		5,149,334
Allocated to Bank premises and equipment, intangible assets and equity investment assets	-		-		-
Interest rate risk	-		-		-
Public sector and securities in investment account	-		-		-
A- Minimal exigency by adds up risks	12,726,716		7,926,163		5,149,334

B- Basic exigency for custody of titles of the AFJP and / or agent of record of mortgage notes	-		1,022,144		400,000

Maximum between A and B	12,726,716		7,926,163		5,149,334
Market risk	369,204		291,744		290,557
Operational risk	2,557,896		2,103,998		1,627,923
Required minimum capital under Central Bank rules	15,653,816		10,321,905		7,067,814

Basic net worth	24,641,018		15,778,594		12,841,002
Complementary net worth	1,578,420		1,112,996		778,966
Deductions	-		-		-
Minority interest	1,090,307		238,067		84,217
Total capital under Central Bank rules	27,309,745		17,129,657		13,704,185

Excess capital	11,655,929		6,807,752		6,636,371

Selected capital and liquidity ratios
Average stockholders’ equity as a percentage of average total assets (1)(2)	11.27%		11.50%		13.00%
Total liabilities as a multiple of total stockholders’ equity	7.66	x	8.22	x	7.07	x
Cash and due from banks as a percentage of total deposits	24.45%		42.07%		36.39%
Liquid assets as a percentage of total deposits (1)(3)	46.55%		53.19%		55.15%
Loans as a percentage of total assets	56.89%		51.99%		51.08%

(1)	See “Item 4. Information on the Company—F. The Argentine Banking System and Its Regulatory Framework—Capital Adequacy Requirements” for a discussion of the Central Bank’s capital requirements.

(2)	Average stockholders’ equity and average total assets computed as the average of period-beginning and period-ending balances.

(3)	At December 31, 2017, 2016 and 2015, “Liquid Assets” includes cash and due from banks and government and corporate securities.

(4)	The Bank had to maintain a surplus of minimum paid-in capital amounting to at least Ps.255,536 thousand and Ps.63,646 thousand as at December 31, 2016 and 2015, respectively, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other products authorized by the BCRA and guaranteed in favor of the BCRA. As of December 31, 2017 this requirement has been repealed by Communication “A” 6197 of the BCRA.

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

Standard & Poor’s

In February 2016, Standard & Poor’s upgraded the long- and short-term sovereign debt of Argentina to “B-” and “B” from “CCC+” and “C”, respectively, and the outlook changed to neutral from negative, reflecting the improvements in terms of macroeconomic policies and the challenges faced by the new the Macri Administration. The Bank’s ratings were also modified, its long term institutional rating and the negotiable obligations program (US$ 750,000,000) were upgraded to “raBBB” from “raBB+” with a neutral outlook, while the short term institutional rating was upgraded to “raA-2”.

In April 2017, Standard & Poor’s upgraded the global long-term sovereign debt of Argentina to “B” from “B-”, and maintained the short-term sovereign debt in “B”, with a neutral outlook. Consequently, the local sovereign debt was also upgraded to “raA+” from “raBBB” with a neutral outlook. As a result, the Bank’s long-term institutional rating was upgraded to “raA+” from “raBBB”, and the short term institutional rating was upgraded to “raA-1” from “raA-2”. In addition, the Bank’s negotiable obligations program was also upgraded to “raA+” from “raBBB”.

In November 2017, Standard & Poor’s further upgraded the local sovereign debt rating of Argentina to “raAA” from “raA+” and upgraded the global long-term institutional rating to “B+” from “B”, maintaining the global short-term institutional rating in “B”. These upgrades reflected more confidence regarding the political capacity of the Argentine government to continue with its economic agenda, which is expected to result in a more predictable economic policy. As a result, the Bank’s ratings were also modified. Its long-term and short-term institutional ratings were upgraded to “raAA” and “raA-1+” from “raA+” and “raA-1”, respectively. Additionally, the Bank’s negotiable obligations program was also upgraded to “raAA” from “raA+”.

Fix SCR

In March 2016, Fix SCR (the former Fitch Argentina, which is currently responsible for local credit rating) upgraded the sovereign rating. This upgrade was driven by the improved consistency and sustainability of Argentina’s policy framework, the reduced external vulnerability, and the expected liberalization of fiscal financing constraints. These improvements balanced risks related to relatively weak external liquidity, continued macroeconomic underperformance compared with peers, and deterioration of public finances in recent years. Argentina’s ratings take into account structural strengths such as GDP per capita and social indicators against a weak debt repayment record.

As a result, Fix SCR also upgraded the Bank’s ratings to “AAA” from “AA” and changed the outlook to neutral from negative. The Bank maintains the same ratings as of the date of this annual report.

Fitch Ratings

On May 10, 2016 Fitch Ratings upgraded Argentina’s Long-Term Foreign Currency IDR to ‘B’ from ‘RD’. This action was driven by Argentina’s resumption of debt payments to bondholders.

In September 2016, Fitch Ratings published BBVA Francés’ Foreign Currency rating at “B” and 5 in terms of Viability Rating (VR) and Support Rating (SR) respectively, while the Local Currency Long-term Default Rating (IDR) was set at “B”, with a stable outlook.

In October 2017, Fitch Ratings upgraded the Bank´s Local Currency Long-term Issuer Default Rating (IDR) to “B+” from “B” and its Support Rating to “4” from “5”, with a stable outlook. Fitch also affirmed the Bank´s standalone Viability Rating (VR) at “b”. The upgrades were based on Fitch’s opinion that BBVA Francés’ shareholder support has improved.

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

We believe that the macroeconomic environment and the following trends in the Argentine financial system and in our business have affected and will, for the foreseeable future, continue to affect our results of operations and profitability. Our continued success and ability to increase our value to our shareholders will depend upon, among other factors, economic growth in Argentina and the corresponding growth of the market for long-term private sector lending and access to financial products and services by a larger segment of the population. This analysis should be read in conjunction with the discussion in “Item 3.D. Risk Factors” of this annual report on Form 20-F.

Trends related to the international and local scenario

2017 was a year of recovery and growth for the global economy. The dollar depreciation, improvement of the labor market, and financial conditions were factors that strengthened consumption and investment, being triggers for solid growth in both developed countries, and emerging economies, each of which grew, although at a slower and more moderate pace than the prior year, while enjoying decreasing inflation pressures, increases in the confidence of external agents and greater inflows of foreign capitals.

Confidence data continued improving along with the recovery of global trade and the industrial sector, while private consumption is still strong and improving in developed countries. These positive dynamics reflect a better and more synchronized global economic performance.

According to BBVA Research estimates, global growth is expected to be up to 3% in 2018, as a result of less uncertainty and positive expectations for the United States, China and emerging countries, with an increase in global demand and prices of raw materials as well as a gradual normalization of the monetary policy in the leading central banks.

In Argentina, it was a key year in relation to politics, with signs of recovery of economic activity. The legislative elections victory of the governing party and the proposed structural reforms agenda to address fiscal, tax, social security, and labor issues, set the bases for a new model aimed at promoting investment, improving employment conditions, and generating a more equal tax system. Meanwhile, the macroeconomic context was characterized by the implementation of a gradual fiscal policy, ambitious inflation goals, positive interest rates, and appreciation of the domestic currency.

In terms of activity, with data from the Gross Domestic Product (GDP) through the third quarter of 2017, investment was the main growth driver in 2017, due to the plan for public investment in infrastructure and to private investment in agribusiness and renewable energies fueled by regulatory changes.

In terms of inflation, the Argentine Central Bank tried to meet ambitious targets (12-17% year-on-year. in 2017), maintaining positive real interest rates. Nonetheless, these targets were not met, and in the last week of 2017, the government decided to amend these targets, postponing the 5% inflation target to 2020. As a result, the new inflation targets for 2018, 2019 and 2020 are 15%, 10% and 5%, respectively.

Trends related to the Argentine financial system

Argentina has a small and under-penetrated system compared to its peers in Latin America. For this reason, we believe that the financial sector has potential room to grow if adequate policies are implemented and inflation and interest rates are normalized.

In terms of the distribution network, the financial sector has a good penetration, with points of sales covering all the provinces, advanced technology, strong regulations and good practices.

In relation to fundamental indicators, the financial sector has maintained good levels of solvency, liquidity and asset quality during recent years. In terms of profitability, although domestic financial institutions have not had profits in real terms in recent years, mainly due to the high inflation environment, the Central Bank is playing an active role to mitigate inflation producing improvements.

In this sense, although lower interest margins are expected, lower rates might not necessarily result in lower profitability in real terms due to the fact that lower inflation, growth in the financial sector size, and an increase in terms of productivity are expected for the coming years, and these factors are potential drivers for a more solid and profitable financial sector.

According to BBVA Research estimates, the Argentine financial system is expected to grow in the coming years, with a private loans and total deposits to GDP ratios of 15.1% and 22.5%, respectively, for 2017, and 16.1% and 23.1%, respectively, expected for 2018, with increasing growth in subsequent years.

The Argentine banking system remains largely unconsolidated, with significantly more financial institutions compared to other countries of the region, and with the top five banks concentrating only approximately 50% of the loan market share, compared to an average of 75% in other Latin American peers. As a result, we believe there is significant room for industry consolidation.

Trends related to BBVA Francés

Expectations for Argentina in 2018 are generally positive. A more favorable economic scenario is expected along with regularization of the existing macroeconomic imbalances, which have already improved compared with previous years. In this sense, the forecasts made by experts suggest a 3.2% rise in GDP and lower levels of inflation.

With respect to the financial system, more of commoditized products and lower interest rates are expected, which should result in a reduction in intermediation margins and increased pressure to improve efficiency levels.

In this context, BBVA Francés’ goal is to grow in size and increase its market share, and, in furtherance of that goal, the Bank implemented an ambitious plan of organic growth that, together with its transformation project, became its main strategic focus.

BBVA Francés plans to reinforce its strategy through a client acquisition plan and plans to continue with its transformation project, mainly driven by digitalization and innovation.

For this purpose, the growth plan focuses on both attracting new customers and deepening relationships with existing customers, with the aim of increasing cross-selling, improving service quality and improving efficiency levels through staff development and training.

Additionally, the Bank is working to grow its balance sheet, and therefore will focus on improving penetration of its products in key customer areas.

With respect to liabilities, in 2018 the Bank expects to focus on increasing retail funding to reach a higher level of efficiency in the mix and on developing other more relevant liabilities in order to capture new opportunities in the market and profit from a transformation environment.

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

Derivatives

The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. We reduce our exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the hedging global policy defined by the BBVA Group for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. We attempt to limit our credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate. Our activities related to hedging and derivatives transactions in 2017 are explained in Notes 12 and 24.17 to the Consolidated Financial Statements.

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

In addition, we act as trustee in 12 non-financial trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non-financial trusts at issue were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the trust assets. The trust assets represented approximately Ps.167.7 million as of December 31, 2017 and mainly consisted of cash, creditors’ rights, real estate and shares. See Note 10 to the Consolidated Financial Statements.

F.	Tabular Disclosure of Contractual Obligations

The following table represents our contractual obligations and commercial commitments as of December 31, 2017:

	Payments due by period (in thousands of pesos)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations
Long-term debt	23,401,736	21,119,647	2,281,518	571	-
Operating leases	502,395	206,597	219,944	65,434	10,420
Total	23,904,131	21,326,244	2,501,462	66,005	10,420

Commercial commitments
Lines of credit	772,541	772,541	-	-	-
Foreign trade acceptances	459,206	458,821	385	-	-
Guarantees	447,062	357,771	17,794	70,660	837
Standby repurchase obligations	11,715,929	11,715,929	-	-	-
Total	13,394,738	13,305,062	18,179	70,660	837

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

Present principal occupation: regular director at BBVA Francés and Rombo Compañía Financiera S.A.

Business experience: regular director at RPBC Gas S.A.; regular director at Distrilec Inversora S.A.; director at Credilogros Compañía Financiera S.A.; credit manager at Banco del Interior y Buenos Aires; business manager at Corporación Metropolitana de Finanzas; financial manager at BBVA Francés; wholesale banking director at BBVA Francés; retail banking director at BBVA Francés; regular director at Central Puerto S.A.; vice chairman at RPM Gas S.A.; alternate director at RPU Agropecuaria S.A.; regular director at RPE Distribución S.A.; vice chairman at PB Distribución S.A.; regular director at Hidro Distribución S.A.

Mr. Bledel joined the staff of BBVA Francés in 1986 and was first elected to the Board in March 2003.

Alfredo Castillo Triguero (*)	December 2019	Vice Chairman 1º	06/19/1957

Present principal occupation: regular director at BBVA Francés.

Business experience: risks general director and audits general director at BBVA Bancomer; vice chairman of the financing area at BBVA Banco Provincial of Venezuela; member of the management boards of several subsidiaries of BBVA Bancomer and BBVA Colombia Financial Group; and executive vice chairman of the financial area of BBVA Banco Ganadero of Colombia.

Mr. Castillo Triguero was elected Director in April 2016.

Juan Manuel Ballesteros Castellano (*)	December 2019	Vice Chairman 2º	02/07/1963

Present principal occupation: regular director at BBVA Francés.

Business experience: organization director at BBVA; and human resources director at BBVA.

Mr. Juan Manuel Ballesteros Castellano was elected Director in April 2016.

Gabriel Eugenio Milstein (*)	December 2017	Director	08/14/1958

Present principal occupation: regular director at BBVA Francés; PSA Finance Argentina Compañía Financiera S.A. and Rombo Compañía Financiera S.A.; council member at Fundación Banco Francés; alternate director at Volkswagen Financial Services Compañía Financiera S.A.

Business experience: media director at BBVA Francés; human resources and services director at BBVA Francés.

Mr. Milstein was elected Director in April 2016.

Jorge Delfín Luna	December 2019	Director	11/17/1958

Present principal occupation: regular director at BBVA Francés; PSA Finance Argentina Compañía Financiera S.A. and Rombo Compañía Financiera S.A.; council vice chairman at Fundación Banco Francés.

Business experience: commercial director of BBVA; committee director member of BBVA Francés; regional interior manager at Banco de Crédito Argentino; director business banking and foreign trade; general manager and vice president of BBVA Uruguay; general manager of Easy Bank (BBVA Francés); and regional manager at Citibank.

Mr. Luna was elected Director in March 2017.

Name	Current Term Ends	Current Position	Date of Birth	Present principal occupations outside BBVA Francés and business experience

Oscar Miguel Castro (*)	December 2017	Director	12/04/1945

Present principal occupation: regular director at BBVA Francés; regular director at Molino Agro; independent director at Zurich Argentina Cia. de Seguros S.A. and Zurich Argentina Cia. de Reaseguros S.A.; regular director at Volkswagen Financial Services Compañía Financiera S.A.

Business experience: international partner at Arthur Andersen, Pistrelli Díaz y Asoc. for twenty years; partner in charge of financial services division for Latin America and Argentina, and executive member of the committee of financial services at Arthur Andersen.

Mr. Castro was elected Director in March 2003.

Javier Pérez Cardete (*)	December 2018	Director	02/19/1961

Present principal occupation: alternate director at BBVA Francés.

Business experience: south and east territorial director at BBVA; area director at BBVA; and risk responsible of Valencia at BBVA.

Mr. Javier Pérez Cardete was elected Director in April 2016.

Gustavo A. Mazzolini Casas	December 2018	Director	03/27/1967

Present principal occupation: alternate director at BBVA Francés.

Business experience: CFO at BBVA; financial staff country monitoring at BBVA; strategies and financial director lobs and ads at BBVA; financial director at Banco Provincial grupo BBVA; department responsible of coordination financial directions Latam grupo at BBVA; planning financial director at Credilogros Compañía Financiera at BBVA; and financial director at Corp Banca Argentina.

Mr. Mazzolini was elected Director in March 2017.

Adriana M. Fernández de Melero	December 2018	Director	04/02/1961

Present principal occupation: alternate director at BBVA Francés.

Business experience: in charge of profitability analyses and financial planning at Banco Español; development and planning human resources manager at Banco de Crédito Argentino; human resources administration manager at BBVA Banco Francés; organization manger and productivity at BBVA Francés; development business manager at BBVA Francés; director of corporate development and transformation BBVA Francés; presidential advisor at Banco Provincia.

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

The ordinary and extraordinary shareholders’ meeting dated March 30, 2017 elected Jorge Delfín Luna in substitution of Marcelo Gustavo Canestri as Regular Director; reelected Juan Manuel Ballesteros Castellano and Alfredo Castillo Tiguero as Regular Directors and elected Adriana Fernández de Melero and Gustavo Alberto Mazzolini Casás as Alternate Directors.

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

Name	First Appointed	Current Position	Date of Birth	Background and Business Experience

Martín Ezequiel Zarich	2015	Chief Executive Officer	04/09/1964

Work Experience: alternate director at BBVA Francés; regular director at BBVA Consolidar Seguros S.A.; regular director at BBVA Francés Valores S.A.; council chairman at Fundación Banco Francés; director of innovation and development at BBVA Francés; merger director at BBVA Francés; planning director at BBVA Francés; financial director at BBVA Francés; retail banking director at BBVA Francés; director at Credilogros; director at BBVA Banco Francés Uruguay; deputy general director, business development at BBVA Group; sub deputy director general development of the business of the BBVA Group; economist at Banco de Crédito Argentino; management control and budget manager at Banco de Crédito Argentino; director of planning, control of management and economics at Banco de Crédito Argentino;

Mr. Zarich joined the Bank in 1987.

Ernesto Ramón Gallardo Jimenez	2017	Director, Finance and Planning	10/05/1963

Work Experience: Financial management Director at BBVA Bancomer; Director COAP América; Global Director of Fixed Income for Asset Management Companies at Banco Santander; fixed income and arbitration at Société Générale; derivatives director at Capital Markets Sociedad de Valores y Bolsa.

Mr. Gallardo Jimenez joined the Bank in 2017.

Jorge Alberto Bledel	2014	Director, Business Development	01/04/1980

Work Experience: innovation and business model manager at BBVA Francés; manager of investment goods, insurance and property services at BBVA Francés; head portfolio manager at BBVA Francés; wholesale banking analyst at BBVA Francés; and personal banking officer at BBVA Francés.

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

Work Experience: retail product manager at BBVA Francés; BBVA Francés means of payment and consumption manager; general manager of strategic alliances and products at BBVA Francés; marketing manager at BBVA Francés; advisor manager for commercial banking at BBVA Francés; area manager at BBVA Francés; and Pilar, San Nicolás and Rosario branch manager at BBVA Francés.

Mr. Alonso joined the Bank in 1988.

Name	First Appointed	Current Position	Date of Birth	Background and Business Experience
Gustavo Osvaldo Fernández	2010	Director,Talent & Culture	01/22/1964

Work Experience: director of technology and operations at BBVA; systems and organizations coordinator at Banca Nazionale del Lavoro; systems coordinator at Banco de Galicia; organization and systems development manager at Banco de Crédito Argentino; design and development manager at BBVA Francés; media director at BBVA Francés; design and development at América director at BBVA; and business partner America at BBVA.

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

Work Experience: retail banking director for South América at BBVA; wholesale banking director for South América at BBVA; retail risks manager at BBVA Francés; wholesales and corporate manager at BBVA Francés; admission and control manager at BBVA Francés; control and operational risks manager at BBVA Francés; director at Rombo Compañía Financiera S.A.; director at PSA Finance Argentina Compañía Financiera S.A; portfolio control manager at Banco de Crédito Argentino; and senior investment banking officer at Banco de Crédito Argentino.

Mr. Fiandrino joined the Bank in 1992.

Eduardo González Correas	2017	Director, Legal Services	03/07/1982

Work Experience: Legal manager Banking Business, Corporate & Investment Banking at BBVA Francés; Legal Assistant Manager Corporate & Investment Banking at BBVA Francés; lawyer Legal Assistant Management Corporate & Investment Banking at BBVA Francés; lawyer at Estudio Jurídico Allende & Brea; lawyer at Estudio Jurídico Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz (h).

Mr. González Correas joined the Bank in 2008.

The service agreements of the directors and the executive officers of the Bank do not provide for benefits upon termination of employment except as described in “—B. Compensation” below.

B.	Compensation

The Bank has a Nomination and Remunerations Committee which was created on March 30, 2009. Its members must be directors with no executive functions, and the majority of its members must be “independent”. Its main functions are to provide assistance to the Board in all issues regarding compensation policies and other benefits. Moreover, it is also in charge of stating the terms and conditions for the selection and hiring of the key principal executives of the company. As of the date hereof it consists of (i) Oscar Miguel Castro; (ii) Alfredo Castillo Triguero; (iii) Gabriel Eugenio Milstein; (iv) Gustavo Fernández and (v) Eduardo González Correas.

The aggregate amount of compensation paid by the Bank and its subsidiaries during the fiscal year ended December 31, 2017 to all directors and officers for services in all capacities, including salaries and bonuses, was Ps.154.5 million. This amount also included compensation accrued during 2016 and paid in 2017. Compensation in the amount of Ps.36.2 million accrued during 2017 and was fully paid in 2018. We hereby confirm that disclosure of the directors individual compensation is not required under the Argentine law. Moreover, Argentine legislation requires approval of an aggregate amount of Director’s compensation in the annual ordinary shareholders’ meeting.

During the fiscal year ended December 31, 2017, the Bank did not pay, set aside or accrue any amount as contribution to pension plans.

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

Both the regular and alternate members of the Supervisory Committee as of December 31, 2017 had represented, in their capacity as lawyers, to the Bank that: (a) they performed or were prepared to perform the function of legal advisors with the professional independence required by technical resolution No. 15 of the Argentine federation of professional councils in economic sciences; (b) they were members of Biscardi & Asociados S.R.L. and qualify as “independent” according to General Resolution No. 622 (New Text 2013), and (c) they had disclosed all the information required by the CNV regarding their professional relations with the Bank.

Below is some background information of the current members of the Supervisory Committee.

-	Mario Rafael Biscardi: Lawyer, member of Biscardi & Asociados S.R.L.; member of the Supervisory Committee of: BBVA Banco Francés S.A.; BBVA Broker S.A; Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; PSA Finance Compañía Financiera S.A.; Rombo Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Courtage S.A.; Orazul Energy Cerros Colorados S.A.; Orazul Generating S.A.; Orazul Energy Southern Cone S.R.L.; BBVA Francés Valores S.A.; Industrial Valores S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados (undergoing liquidation proceedings); MSD Argentina SRL (formerly known as Schering Plough S.A.); Santista Argentina S.A.; V.T.V. Norte S.A.; Banco de Servicios Financieros S.A.; Valentín Bianchi S.A.C.I.F.; Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A; Consultatio Investments S.A.; VTV Metropolitana S.A.,INC S.A. and Volkswagen Financial Services Compañía Financiera S.A. He serves as an alternate member of the Supervisory Committee in: Bridgestone Argentina S.A.I.C.; Compañía de Alimentos Fargo S.A.; Procter & Gamble Argentina S.R.L.; Fresh Food S.A.; Panificación Argentina S.A.I. y C.; Capital Foods S.A., Establecimiento Elaborador de Alimentos SACAAN de Argentina S.A; TWW Argentina S.A and Colle di Boasi S.A.U. He serves as regular Director in: GMS Management Solutions S.A., Tecnoespumas S.A. and Molding Tex S.A. and as regular liquidator of Plas Alco Argentina S.A. (undergoing liquidation proceedings).

-	Gonzalo José Vidal Devoto: Lawyer, member of Biscardi & Asociados S.R.L.; regular member of the Supervisory Committee of Bimbo de Argentina S.A.; Rombo Compañía Financiera S.A.; BBVA Francés Valores S.A.; BBVA Banco Francés S.A.; BBVA

Broker S.A; BBVA Consolidar Seguros S.A; Consolidar AFJP (undergoing liquidation proceedings). Centro Automotores S.A.; Centro del Norte S.A.; Cormasa S.A.; Courtage S.A.; Orazul Generating S.A.; Orazul Energy Southern Cone S.R.L.; INC S.A.; Plan Rombo S.A. de Ahorro para Fines Determinados; Santista Argentina S.A.; VTV Norte S.A.; Banco de Servicios Financieros S.A.; Alimentos Valente Argentina AVA S.A.; Rombo Compañía Financiera S.A; Renault Argentina S.A;VTV Metropolitana S.A.; Bimbo Frozen Argentina S.A. and Metalurgica Tandil S.A. He serves as an alternate member of the supervisory committee in: Consultatio Asset Management Gerente de Fondos Comunes de Inversión S.A; Volkswagen Financial Services Compañía Financiera S.A.; Orazul Energy Cerros Colorados S.A.and Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversion S.A.

-	Alejandro Mosquera: Lawyer, member of Biscardi & Asociados S.R.L.; member of the Supervisory Committee of: BBVA Banco Francés S.A.; BBVA Broker S.A; Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; Rombo Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Compañía de Alimentos Fargo S.A.; Courtage S.A.; Orazul Energy Cerros Colorados S.A.; Orazul Generating S.A.; Orazul Energy Southern Cone S.R.L.; BBVA Francés Valores S.A.; Fresh Food S.A.; Industrial Valores S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Procter & Gamble Argentina S.R.L.; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados (undergoing liquidation proceedings); Santista Argentina S.A.; Panificación Argentina S.A.I. y C.; Capital Foods S.A.; Banco de Servicios Financieros S.A.; Establecimiento Elaborador de Alimentos SACAAN de Argentina S.A.; INC S.A. and Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A.; Daikin Air Conditioning Argentina S.A. and Volkswagen Financial Services Compañía Financiera S.A. He serves as an alternate member of the supervisory committee in: PSA Finance Argentina Compañía Financiera S.A.; MSD Argentina S.A. (formerly known as Schering Plough S.A.) and Consultatio Investments S.A. He serves as regular Director in: VTV Norte S.A. and VTV Metropolitana S.A. He serves as alternate Director in: GDC Argentina S.A. and GMS Management Solutions S.A.; He serves as alternate liquidator of Plas Alco Argentina S.A. (undergoing liquidation proceedings).

-	Julieta Paula Pariso: Lawyer, member of Biscardi & Asociados S.R.L.; alternate member of the Supervisory Committee of: BBVA Banco Francés S.A.; BBVA Broker S.A Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; Daikin Air Conditioning Argentina S.A; Rombo Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Courtage S.A.; Orazul Energy Cerros Colorados S.A.; Orazul Generating Generating S.A.; Orazul Energy Southern Cone S.R.L.; BBVA Francés Valores S.A.; Industrial Valores S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados; Santista Argentina S.A.; V.T.V. Norte S.A.; Banco de Servicios Financieros S.A.; VTV Metropolitana S.A.; INC S.A. Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A. and Volkswagen Financial Services Compañía Financiera S.A.

-	Lorena Claudia Yansenson: Lawyer, member of Biscardi & Asociados S.R.L.; alternate member of the Supervisory Committee of Bimbo de Argentina S.A.; Rombo Compañía Financiera S.A.; BBVA Francés Valores S.A.; BBVA Banco Francés S.A.; BBVA Broker S.A; Consolidar Seguros S.A; Consolidar AFJP(undergoing liquidation proceedings).;Centro Automotores S.A.; Centro del Norte S.A.; Cormasa S.A.; Courtage S.A.; Orazul Generating S.A; Orazul Energy Southern Cone S.R.L; INC S.A; Plan Rombo S.A. de Ahorro para Fines Determinados; Renault Argentina S.A.; Santista Argentina S.A.; VTV Norte S.A.; Banco de Servicios Financieros S.A.; Alimentos Valente Argentina AVA S.A.; VTV Metropolitana S.A.; Bimbo Frozen Argentina S.A. and Metalurgica Tandil S.A.

-	Daniel Oscar Celentano: Lawyer, member of Biscardi & Asociados S.R.L.; alternate member of the Supervisory Committee of: BBVA Banco Francés S.A.; BBVA Broker S.A; Rombo Compañía Financiera S.A; BBVA Francés Valores S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); BBVA Consolidar Seguros S.A.; Metalúrgica Tandil S.A.; Courtage S.A.; Centro del Norte S.A.; Centro Automotores S.A.; Orazul Generating S.A.; Orazul Energy Southern Cone S.R.L.; Renault Argentina S.A.; Cormasa S.A.; Plan Rombo S.A. de Ahorro para Fines Determinados; Santista Argentina S.A.; Banco de Servicios Financieros S.A.; VTV Norte S.A.; VTV Metropolitana S.A.; Rombo Ahorro S.A. de Ahorro para Fines Determinados and INC S.A.

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

The Audit Committee (I)’s duties are to:

▪	supervise the appropriate implementation of the internal control systems defined in the Bank through a regular evaluation;

▪	provide assistance to improve the effectiveness of the internal controls;

▪	inquire about external audit planning and comment as necessary on the nature, scope and time for the performance of the audit proceedings;

▪	revise and approve the annual work program of the Bank’s internal audit area (“internal audit planning memorandum” or “annual planning”) to be carried out under said annual planning, as well as the level of compliance with such program;

▪	revise the reports issued by the internal auditors pursuant to the provisions set forth in these rules;

▪	consider the observations made by the external and the internal auditors regarding the internal control weaknesses found during the performance of their duties, as well as the corrective measures implemented by the general management to minimize or cure such weaknesses;

▪	review the results obtained by the Supervisory Committee of the Bank during the performance of its duties, as informed in the applicable reports;

▪	maintain a permanent communication with the officers of the Superintendence in charge of the control of the Bank, so as to learn about their concerns, and the problems identified during the inspections conducted in the Bank, and monitor the actions adopted to solve such problems;

▪	be informed about the annual financial statements and the financial statements for the interim periods as well as the external auditors’ reports issued with respect to the former, and any other applicable accounting information; and

▪	regularly control compliance with the independence rules applicable to external auditors

Audit Committee (II) (as per Law No.26,831, which complies with NYSE Listing Standards)

According to Board’s resolution dated April 25, 2017, BBVA Francés has an Audit Committee (II), whose current composition is as follows:

Members: Oscar Miguel Castro

  Alfredo Castillo Triguero

  Jorge Carlos Bledel

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

Nomination and Remunerations Committee

The Nomination and Remunerations Committee was created on October 31, 2017. Its members as of the date hereof are:

Members: Oscar Miguel Castro

  Alfredo Castillo Triguero

   Gabriel Eugenio Milstein

  Gustavo Fernández

  Eduardo González Correas

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

As of December 31, 2017 and as of the date hereof the Management Committee consists of: (i) Martín Ezequiel Zarich, (ii) Gustavo Alonso, (iii) Jorge Alberto Bledel, (iv) Gustavo Fernández, (v) Ernesto Ramón Gallardo (vi) Gerardo Fiandrino, (vii) Gustavo Siciliano (viii) Carlos Elizalde and (ix) Eduardo González Correas.

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

The Information Technology Committee is responsible for the institutional treatment of the policies, goals and planning of the information systems area, and currently and as of December 31, 2017, consists of: (i) Gustavo Siciliano, (ii) Rubén Stempellato, (iii) Gabriel Eugenio Milstein, (iv) Analia Gonzalez, (v) Gustavo Andrés, (vi) Leandro Alvarez and (vii) María Susana Dopazo Tomey.

The Information Technology Committee meets quarterly.

▪	Disclosure Committee

As of the date of this annual report, the Disclosure Committee consists of: (i) the financial planning director Ernesto Ramón Gallardo; (ii) the independent director, Oscar Miguel Castro; (iii) the legal services director, Eduardo González Correas; (iv) the audit director, Alberto Muñiz Zurita; (v) the accounting manager, Carlos Reinaudo; (vi) the financial manager, Diego Cesarini; (viii) the investor relations analyst Cecilia Acuña; (ix) the risks director, Gerardo Fiandrino and (x) the institutional area of legal services manager Leonel Manevy.

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

The Asset Laundering and Terrorism Financing Prevention Committee currently consists of two directors, Oscar Miguel Castro, who is the compliance officer on money laundering prevention before the anti-money laundering organism (Unidad de Información Financiera) and Gabriel Eugenio Milstein, the director in charge of the regulatory compliance area, Mónica Etcheverry; manager in regulatory compliance; and the official in charge of the money laundering prevention area, Adriana Scorza.

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

The main functions of this Regulatory Compliance Committee are to:

-	monitor the compliance of the law applicable to any matter concerning capital markets and the protection of personal data;

-	monitor the scope of the actions taken by the Bank within its jurisdiction, as well as information requirements made by the competent official bodies;

-	ensure that the internal code of conduct and the code of conduct within the Argentine securities market (the “Code of Conduct”) is applicable to the employees of the Bank and that it complies with the regulatory requirements and is suitable for the Bank;

-	authorize exemptions regarding the compliance of the rules set forth in the Code of Conduct. Such exemptions shall be exceptional and must not cause any risks to the corporate integrity of BBVA Francés and its subsidiaries in Argentina;

-	implement the necessary measures to deal with any ethically questionable matter known by any of its members as a result of their activity or as a consequence of the reception of communications referred to in Section 6.28 of the Code of Conduct;

-	promptly inform the Board of Directors regarding those circumstances which may give rise to significant risks for the BBVA Group in Argentina, in order to ensure that the financial statements accurately reflect the reality; and

-	settle those situations in which the interests of BBVA Francés conflict with those of their clients.

▪	Risk Management Committee

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

The main purpose of the Risks Management Committee is to:

-	approve any transactions and financial programs of clients which exceed the powers granted to the credit risk, financial institutions and issuer risk committee, and any other matter solved outside the regional scope. Any and all transactions which may result special or exceptional may be dealt with by such committee;

-	approve refinancing, cancellations and penalties for individual or corporate clients;

-	approve the operations of non-delegated risks (risks concerning means of communications, public importance, political parties, trade unions or associated companies of the Bank or its members);

-	define and approve the necessary strategies, manuals, policies, practices and procedures to identify, evaluate, measure and handle the risks to which the entity is exposed to (credit, market, structure, liquidity, operational risks, among others);

-	approve credit policies, rating tools and new campaigns of pre-approved items or massive campaigns);

-	approve the limits of asset allocation and stress tests; and

-	approve the proceedings for the sale of portfolios and the results arising thereof, and the realization of assets seeking to protect the credit.

▪	Corporate Assurance Committee

As of December 31, 2017 and as of the current date, the Corporate Assurance Committee consists of the executive director as Chairman, the members of the Management Committee as permanent participants and the Secretary of the Committee, which is the audit director.

The main functions of this committee are:

-	to promote and ensure the effectiveness of the control model and the necessary culture of transparency and self-criticism;

-	to ensure the implementation and maintenance of the corporate assurance model within the BBVA Group entities;

-	to prioritize control weaknesses identified by the expert areas and the internal audit bureau regarding adequacy, appropriateness and timeliness of the proposed remedial actions;

-	to ensure that experts activities are carried out with self-criticism and transparently;

-	to understand, evaluate, and assign responsibilities for managing risks that are submitted for consideration;

-	to give timely follow up on agreed action plans to mitigate risks;

-	to communicate to specialists and business units all decisions;

-	to promote awareness of the operational risk model , as well as the dissemination of corporate policies governing the matter;

-	to solve and take decisions regarding the operational risk, required by its materiality or importance;

-	to ensure the implementation of the operational risk model and facilitate proper management for operational risks related to BBVA Francés business;

-	to supervise the proper implementation of tools and model methodology; and

-	to deal with any matter that enhances the quality and reliability of BBVA Francés internal controls and its affiliated companies.

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

The main functions of this committee are:

-	to monitor macroeconomic variables.

-	to analyze and discuss domestic and foreign market conditions and forecast any potential impact on the Bank’s structural risks.

-	to monitor and control limits and liquidity alerts, rates, change position and market risks, both internal and regulatory, and to define corrective actions if necessary.

-	to analyze the historical evolution and projection of the balance sheet, deviations from budget, and comparison against the market and competition.

-	to monitor the Bank’s excess liquidity, comparison of market and analysis of stress scenarios.

-	to determine the resource allocation strategy.

-	to determine price and products policy for assets and liabilities.

-	to monitor the Bank’s financial margin and its main deviations.

-	to determine the strategy to be applied for investments and surplus.

-	to analyze risks associated with investments in the public sector.

-	to analyze the historical and projected evolution of the capital position and projected dividends of the Bank.

-	to order financial or other analyzes deemed necessary to optimize management of the items mentioned above.

This committee meets on a monthly basis.

▪	Integrity, Market Behavior, Customer Compliance, Personal Data Protection and Regulatory Oversight Committee

This committee consists of: (i) a director of BBVA Francés S.A., as compliance officer; (ii) the head of the compliance sector; (iii) the chief executive officer and (iv) the head of the integrity, market behavior, customer compliance, personal data protection and regulatory oversight.

Its main functions are:

-	to set action plans and continuously review their progress.

-	to determine review procedures to prevent money laundering by employees and suppliers.

-	to promote the adoption of the necessary measures to resolve ethically questionable situations.

-	to take the necessary measures to comply with the Code of Ethical Conduct; the capital market regulations; the regulations on personal data protection, customer compliance and regulatory control.

-	to promote training and awareness-raising action plans for the Bank’s staff and related companies about how important is to know the concepts of integrity, behavior in markets, customer compliance, personal data protection and regulatory control.

This committee meets on a monthly basis.

Also in compliance with resolutions of the Central Bank or other controlling bodies, the Bank has appointed different offices responsible for specific subjects, as detailed below:

-	Responsible for Foreign Exchange Positions (Communication “A” 4246 BCRA)

Main Responsible Officer: Mr. Gustavo Viturro

Alternate Responsible Officer: Mr. Manuel Mansilla

-	Responsible for Foreign Exchange Control (Communication “A” 4246 BCRA)

Main Responsible Officer: Daniel Neme

Alternate Responsible Officer: Mr. Manuel Mansilla

-	Responsible for costumer services in compliance with Communication “A” 5388 of BCRA.

Main Responsible Officer: Christian Daniel Petruzzi

Alternate Responsible Officer: Magdalena Barberis

-	Responsible for the Liquidity Policy (Communication “A” 2879 BCRA):

Main Responsible Officer: Mr. Diego Cesarini

-	Responsible for Information Systems (Communication “A” 2593 BCRA)

Main Responsible Officer: Mr. Ernesto Gallardo

Alternate Responsible Officer: Mr. Jorge Alberto Bledel

-	Responsible for Market Relations (Law 26.831)

Main Responsible Officer: Ernesto Gallardo

Alternate Responsible Officers: Mr. Martín Ezequiel Zarich and Mr. Eduardo González Correas

-	Compliance Officer on Money Laundering Prevention (Communication “A” 5004 BCRA):

Main Responsible Officer: Oscar Miguel Castro

Alternate Responsible Officer: Gabriel Eugenio Milstein

-	Security Responsible for Financial Entities (Communications “A” 5120 and 5132)

Main Responsible Officer: Albis Noe Gonzalez

Alterante Responsible Officer: Bernardo Alejandro Guaita

Advisors

All internal legal advice is provided to the Bank by its own legal services department.

External Auditors

Since October 1, 2002, Deloitte & Co. S.R.L. (currently, Deloitte & Co. S.A.) acted as the Bank’s external auditor. Its last appointment was approved by the ordinary and extraordinary shareholders’ meetings held on April 26, 2016.

The ordinary and extraordinary shareholders’ meetings held on March 30, 2017 designated KPMG as the Bank’s external auditor for the fiscal year 2017.

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

The firm KPMG has its domicile at Bouchard 710, 1st floor (C1106ABL), City of Buenos Aires, Argentina and is registered with the Professional Council in Economic Sciences of the City of Buenos Aires, under Volume 2, Page 6.

D.	Employees

The following table shows the breakdown of our full-time payroll employees as of December 31, 2017, 2016 and 2015:

	As of December 31,
	2017 (1)	2016 (1)	2015 (1)
Main office	3,480	3,158	2,807
Branches	2,602	3,095	2,977
Total	6,082	6,253	5,784

(1)	Excludes 14, 12 and 11 employees from non-banking subsidiaries as of December 31, 2017, 2016 and 2015, respectively.

Our employees are represented by a national bank union with optional membership. As of December 31, 2017, 2,517 employees were unionized. The union negotiates a collective bargaining agreement to establish minimum salaries for all of its members. We have not experienced any conflicts with the union for over 20 years and we consider relations with our employees to be satisfactory.

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

As of February 28, 2018, Jorge Carlos Bledel (Chairman), Gabriel Eugenio Milstein (Director), Jorge Alberto Bledel (Business Development Director) and Gustavo Osvaldo Fernández (Talent & Culture Director) own shares in BBVA Francés. The ownership of each of them represented less than 1% of the capital stock of the Bank. The shares owned by these persons do not have different voting rights.

None of our directors or our remaining senior executives own shares or options on shares of BBVA Francés.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 28, 2018, by each person who, to our knowledge, beneficially owns more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned at February 28, 2018
Beneficial Owner	Number of Shares	Percentage of Shares Outstanding
Banco Bilbao Vizcaya Argentaria S.A.	244,870,968	39.97%
BBV América SL (1)	160,060,144	26.13%
The Bank of New York Mellon (2)	124,298,097	20.29%
Administración Nacional de Seguridad Social	42,439,494	6.93%

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

The shareholders at the meeting on June 13, 2017 approved the increase in capital stock by up to Ps.145 million in par value through the issuance of 145 million ordinary shares entitled to one vote and a value of Ps.1.00 per share, delegating to the Board of Directors the powers necessary to consummate such capital increase and determine the terms of the issuance.

On July 18, 2017, the issuance of 66 million ordinary shares with par value of Ps.1.00 per share was approved with a subscription price of US$5.28 per share and US$15.85 per each American Depositary Share (ADS), computing the benchmark exchange rate published by the BCRA as of that date (Ps.17.0267) for purposes of their payment in pesos. The offering closed on July 24, 2017.

In accordance with the terms of the underwriting agreement, the underwriters exercised the option to acquire 9,781,788 additional new shares (equivalent to 3,260,596 ADS) on July 26, 2017 at the same issue price. These shares were paid for and delivered on July 31, 2017.

Accordingly, our capital stock at December 31, 2017 was 612,659,638 shares and BBVA maintained its equity interest in the Bank at 66.55%.

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

As of December 31, 2017, according to our records 16 holders of ordinary shares and 134 registered holders of ADSs (in accordance with the records of the Bank of New York Mellon (“BoNY”), as depositary for the ADSs) have an address in the United States representing 20.14% of our issued and outstanding ordinary shares.

B.	Related Parties Transactions

The following table presents the aggregate amounts of total financial exposure of BBVA Francés to related parties for the two-month period ended February 28, 2018 and for the fiscal year ended December 31, 2017. Related parties include controlled companies, controlling shareholders and entities under common control, key management and directors and associated entities.

The financings described below (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

	February 28, 2018					December 31, 2017
Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Controlled, Controlling and Under Common Control Entities
BBVA and subsidiaries	381,385	-	320,580	-	Guarantees given and correspond-dents	944,636	-	434,675	-	Guarantees given and correspond-dents
BBVA Francés Valores S.A.	174,353	-	174,353	-	Equity investment	155,661	-	155,661	-	Equity investment
BBVA Francés Asset Management S.A.	434,655	-	434,655	-	Other loans and equity investment	251,985	32.73%	251,985	32.73%	Other loans, credit card loans and equity investment
Consolidar AFJP S.A. (undergoing liquidation proceedings)	11,509	-	11,509	-	Other loans, guarantees given and equity investment	11,523	-	5,774	-	Other loans, guarantees given and equity investment
PSA Finance S.A.	1,963,683	25.96%	1,707,721	25.48%	Call money, advances, other loans, guarantees given and equity investment	1,727,860	25.31%	1,727,860	25.31%	Call money, advances, other loans, guarantees given and equity investment
BBVA Consolidar Seguros S.A.	162,374	32.73%	162,374	32.73%	Credit card loans, other loans and equity investment	189,659	32.61%	151,923	32.73%	Advances, credit card loans, other loans and equity investment
Volkswagen Financial Services S.A	4,458,131	27.55%	4,453,397	27.79%	Advances, credit card loans, other loans, call money and equity investment	4,146,670	27.14%	4,146,670	27.14%	Advances, credit card loans, other loans, call money and equity investment
Associated Entities
Rombo Cia Financiera S.A.	1,463,311	28.64%	1,463,311	28.64%	Advances, call money, other loans, guarantees given and equity investment	1,268,117	25.83%	1,237,734	27.17%	Advances, call money, other loans, guarantees given and equity investment
Key Management Personnel (3)	24,128	28.00%	24,128	28.00%	Credit card loans, personal loans, other loans, advances and real estate mortgage	23,431	22.75%	10,314	28.00%	Credit card loans, personal loans, other loans, advances and real estate mortgage

(1)	Largest amount during the period indicated.
(2)	In thousands of pesos.
(3)	Includes directors, senior managers, members of the audit committee, managers with relevant authority and close family members. The transactions included in this section (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

As of December 31, 2017, the Bank did not have outstanding any financial assistance from BBVA. See Note 21 to the Consolidated Financial Statements for further information on transactions with related parties.

C.	Interest of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

See “Item 3. Key information—A. Selected Financial Data” and “Item 18. Financial Statements” and other financial information filed with this annual report.

Legal Proceedings

The Bank is party to legal and administrative proceedings which are currently in progress. Although no assurance can be provided, the Bank believes it is reasonable to assume that these legal proceedings will not materially affect its financial condition. See Note 7 to the Consolidated Financial Statements for penalties imposed on the Bank and administrative proceedings instituted by the BCRA against the Bank and Note 5 to the Consolidated Financial Statements related to our calculation of income tax for the year ended December 31, 2016.

Dividends

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value that at the same time allows the Bank’s financial condition to perform favorably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations. According to Communication “A” 6013 dated July 12, 2016 of the Central Bank, such distribution must have the prior authorization of the Central Bank and none of the following situations may have occurred during the month immediately preceding the request for authorization made to the Superintendence:

1.	The Bank falls under the provisions of Articles 34 “Regularization and restructuring” and 35 bis “Restructuring of the entity for the protection of credit and bank deposits” of the Financial Institutions Law;

2.	The Bank has received financial assistance from the Central Bank, other than assistance received for lack of liquidity in terms of Decree No. 739/03 and its regulatory provisions (Communication “A” 3941 and complementary provisions), within the framework of article 17 of this Bank’s Charter, and in terms of the transactions foreseen by Communication “A” 4268;

3.	The Bank incurs delays or noncompliance with respect to the information system set forth by the BCRA; or

4.	The Bank shows deficiencies as to the payment of its minimum capital, either individually or on a consolidated basis (without computing for such purpose the effects of individual franchises granted by the Superintendence) or as regards its average minimum cash requirements in pesos, or foreign currencies or government securities.

5.	The Bank has been imposed sanctions equivalent to 25% of its computable equity liability, disqualifications, restrictions, prohibitions or revocations on the last five years by the Central Bank, the UIF, the CNV and /or the SSN qualified as material sanctions under the applicable laws and regulations; provided, however, that corrective actions may have been implemented by the financial institution to the satisfaction of the Superintendence, upon prior consultation with the entity imposing such sanction.

Communications “A” 5272 dated February 1, 2012 (and complementary provisions) and “A” 5827 dated November 10, 2015 (and complementary provisions) of the Central Bank increased the capital requirements for financial institutions that carry out activities in Argentina. These Communications require certain capital levels in order to support operational risks, and require for the distribution of dividends an additional conservation buffer equivalent to 75% of the total capital requirements.

Based on the Bank’s results of operations for the fiscal year 2016, the Board of Directors resolved to propose a cash dividend payment to the shareholders in the amount of Ps.911 million at the annual shareholders’ meeting. On July 20, 2017, the Bank was notified of Resolution No. 550 dated July 18, 2017, whereby the Central Bank authorized a dividend distribution by the Bank for a total amount Ps.911 million. The Board of Directors decided at the meeting held on July 26, 2017 that the payment of such dividends would occur on August 10, 2017.

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

	Pesos Per Ordinary Share (1)
	High	Low
April 2018 (through April 27, 2018)	157.20	147.40
March 2018	160.50	149.40
February 2018	166.05	143.80
January 2018	170.50	155.35
Year ended December 31, 2017	157.00	87.00
Fourth quarter	157.00	113.60
December, 2017	157.00	119.25
November, 2017	127.85	113.60
October, 2017	131.05	120.25
Third quarter	118.30	90.00
Second quarter	111.15	91.40
First quarter	102.80	87.00
Year ended December 31, 2016	119.00	78.50
Fourth quarter	109.60	86.00
Third quarter	109.00	95.00
Second quarter	109.55	86.65
First quarter	119.00	78.50
Year ended December 31, 2015	122.00	51.80
Year ended December 31, 2014	64.00	19.40
Year ended December 31, 2013	27.90	9.65

(1)	Pesos per ordinary share data reflect nominal prices at trading date.

Source: BCBA.

The ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York Mellon, as depositary. Each ADS represents three ordinary shares. The table below shows the quarterly high and low closing prices of the ADSs in dollars on the NYSE for the periods indicated.

	US$ Per ADS (1)
	High	Low
April 2018 (through April 27, 2018)	23.26	21.17
March 2018	23.62	21.89
February 2018	24.86	21.29
January 2018	26.60	24.78
Year ended December 31, 2017	25.54	15.30
Fourth quarter	25.54	19.58
December, 2017	25.54	20.72
November, 2017	22.15	19.58
October, 2017	22.37	20.62
Third quarter	20.39	15.30
Second quarter	20.75	17.23
First quarter	19.79	16.44
Year ended December 31, 2016	23.10	16.50
Fourth quarter	21.57	16.50
Third quarter	21.55	19.05
Second quarter	23.10	18.30
First quarter	22.86	17.30
Year ended December 31, 2015	24.77	13.08
Year ended December 31, 2014	15.26	5.56
Year ended December 31, 2013	9.15	3.66

(1)	Source: BoNY Mellon Depositary.

Trading on the BCBA

In Argentina all publicly offered securities must be traded on markets authorized by the CNV. At the end of 2017, the four principal authorized markets in Argentina were the BCBA (for equity and fix income), the Mercado Abierto Electrónico-MAE (for fix income and derivatives), the Mercado a Término de Buenos Aires-MATBA (for commodities and derivatives) and the ROFEX (for commodities and derivatives).

The BCBA, founded in 1854, is the oldest and largest equity market in Argentina. Usually, the overwhelming majority of all Argentine equity trades take place on the BCBA.

As of December 31, 2017, the shares of 95 Argentine companies, excluding mutual funds, were listed on the BCBA. In 2017, the total value in shares traded on the exchange increased by 105.2% in comparison with previous year. See “Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework—Capital Markets”.

All the agents authorized by the CNV can conduct transactions in the authorized markets. These agents must be affiliated with Merval (stock market continued by BYMA) if they want to trade on this market. Trading on the Merval is conducted through three different trading systems:

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

As of December 31, 2017, the market capitalization of the 95 companies listed on the BCBA was approximately US$356.9 billion. At the same time, the market capitalization of the domestic companies totaled US$106.9 billion.

The following table summarizes certain historical information about the BCBA.

	December 31,
	2017	2016	2015
Market capitalization (US$ billion)	356.9	282.9	336.8
Number of companies listed	95	89	99
Rate of return in US$ (1)	51.80%	18.10%	(10)%
Market/book ratio (2)	3.14	2.07	1.40

(1)	Based on the Merval Index

(2)	Estimated

Source: BCBA and Instituto Argentino de Mercados de Capitales (IAMC).

Market Regulation

In November 2012, the Argentine Congress passed Law No. 26,831 (the “Capital Market Law”), which abrogated Law No. 17,811 enacted in 1968. In July 2013, the Argentine executive branch issued implementing Decree 1023/2013, and in September 2013, the CNV issued a new set of rules further implementing and administering the requirements of the Securities Law (General Resolution 622/2013 and, together with Decree No. 1023/2013, the “CNV Rules”).

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

Registry and Company’s Objects and Purposes

BBVA Francés is registered with the Public Registry of Commerce of the Argentina (Registro Público de Comercio) under company number 1,065, Page 359, Book 5, Volume “A” of Local Corporate By-laws. Section 3 of our by-laws provides that the object of BBVA Francés is to engage in the commercial banking business, including financial brokerage, whether in Argentina or abroad. Under our by-laws, BBVA Francés is authorized to perform the following activities:

▪	accept term and demand deposits;

▪	grant short-term bullet and other amortizable loans;

▪	discount, purchase and sell bills of exchange, promissory notes, pledges, checks, drafts and other negotiable instruments;

▪	grant guarantees, bonds or other forms of collateral; accept bills of exchange, drafts and other orders of payment, transfer funds and issue and accept letters of credit;

▪	grant advances on credits from property sales, acquire the same and undertake the risks resulting therefrom, take steps to collect them and offer technical and administrative assistance;

▪	invest in government securities;

▪	make temporary investments in liquid assets;

▪	invest in new stock or securities issues, in pursuance of such regulations as may be set forth to that purpose;

▪	accept securities in custody and provide other services related to the banking business;

▪	manage, on account of third parties, the purchase and sale of securities, and act as paying agents in relation to dividends, redemption and interest;

▪	engage in brokerage activities in the over-the-counter securities market;

▪	perform foreign exchange transactions;

▪	comply with agencies related to its operations;

▪	receive deposits of participation in mortgage loans and in special accounts;

▪	issue mortgage obligations;

▪	grant loans for the acquisition, construction, enlargement, repair, improvement and maintenance of urban or rural real estate, and for the substitution of mortgages taken out for that same purpose;

▪	receive loans from abroad and act as intermediary in local or foreign currency-denominated loans;

▪	issue private bonds;

▪	carry out such lending, borrowing and service-related operations as are not forbidden under the Financial Institutions Law; and

▪	serve and register before the CNV as management agent for collective investment products, custodian for collective investment products, trading agent, settlement and clearing agent, broker, capital market advisor agent, securities broker and/or custody, registration and paying agent, taking into account the compatibilities established by the Argentine Securities Commission and upon compliance with the requirements established by that entity

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

On January 7, 2002, Congress approved the Public Emergency Law that introduced dramatic changes to the Republic’s economic model and amended the currency board that pegged the peso at parity with the dollar which had been in effect since April 1, 1991 pursuant to the Convertibility Law. The law empowered the executive branch to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term. The Central Bank, among other restrictive measures, restricted the transfer of U.S. dollars abroad without its prior approval. In 2003 and 2004, the government substantially eased these restrictions. On June 10, 2005 the government issued Decree No. 616/05 establishing further restrictions on capital flows into Argentina, with the following provisions:

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

On May 19, 2017, the Central Bank issued Communication “A” 6244 effective as of July 1, 2017, whereby all the rules that regulated trading in the foreign exchange market were significantly modified and rendered more flexible. Therefore, a description of the restrictions and regulations in effect until June 30, 2017 and those that will be in effect as of July 1, 2017 are detailed herein below.

Cross Border Transfers of Funds, Foreign Debts

Repayment of principal of, and interest on, foreign indebtedness, was initially subject to the Central Bank’s prior authorization and the previous entry and liquidation of the funds through the single and free exchange market (MULC).

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

Communications “A” 5850, 6037 and 6163 and Resolution No. 3,821 modified and replaced the prior regimes related to, among others, the purchase of external assets by Argentine residents – domestic individuals and companies - for investment purposes (a practice commonly referred to as atesoramiento) and for travel, tourism and family assistance.

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

Following Communications “A” 6011, 6037 and 6163 of the Central Bank foreign assets may be acquired for investment purposes by Argentine residents without limitations. In addition foreign currency may be purchased through a debit account or through an unlimited cash withdrawal without limits.

B.	Non-residents

Communication “A” 6150 dated January 13, 2017 abolished all restrictions regarding prior approval from the Central Bank, minimum amounts, or minimum holding periods to repatriate portfolio investments or direct investments of non-residents.

A declaration is required to transfer funds to foreign accounts of non-residents without prior authorization from the Central Bank. The funds to be transferred must belong to import payments; external debts of residents for Argentine imports of goods; services, rents and any other current transfers abroad; financial debts originated by external loans of non-residents; income from bonds and guaranteed loans from the national government issued in local currency; recoveries of local bankruptcy credits and collections of insolvency debts; inheritances; benefits; repatriations of direct investments in the non-financial private sector or real estate; sale of direct investment and final liquidation of direct investment; capital reduction and refund of irrevocable contributions made by the local company.

Access to the MULC is also recognized by court decisions granting compensation to non-residents.

As set forth in Communication “A” 6174, the entities authorized to operate changes may sell foreign currency to non-residents without limitations if the funds are duly credited to a local account in their name.

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

▪	Direct investments in Argentina of non-Argentine residents. Non-Argentine residents must comply with the reporting regime if the value of their investments in Argentina reaches or surpasses the equivalent of US$500,000 – measured in terms of the net worth of the company in which they participate or fiscal value of the real estate owned. If the investments do not reach such amount, the compliance with such regime is optional. According to Communication “A” 4237, companies in which non-Argentine residents participate in and administrators of real estate of non-Argentine residents must comply with the reporting regime.

▪	Direct investments made abroad by Argentine residents. Argentine investors must comply with the reporting regime if the value of their investments abroad reaches or surpasses the equivalent of US$1,000,000 – measured in terms of net worth of the company in which they participate or the fiscal value of the real estate they own. If the value of those investments abroad does not exceed the equivalent of US$5,000,000, the reporting obligation is annual instead of semi-annual. If the investments do not reach the equivalent of US$1,000,000, the compliance with such regime is optional.

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

The foreign exchange regulations now allow Argentine residents to enter into derivative transaction with foreign counterparties without authorization of the Central Bank. They also allow them to purchase foreign currency to make payments under derivative transactions.

Banking institutions must follow specific rules, depending on whether the derivatives transaction are made with a central clearing counterparty or a foreign bank.

Restrictions as from July 1, 2017.

In accordance with Communication “A” 6244, effective as of July 1, 2017, all the rules that regulated the exchange rate, the general position of changes and the provisions adopted by Decree No. 616/05 were replaced by the provisions set forth in Communication “A” 6244. The regulations concerning information regimes, surveys or follow-ups related to such topics remain in force.

▪	The principle of a single market free of change. In accordance with item 1.1 of the aforementioned communication, "All human or legal persons, assets and other universals may operate freely in the foreign exchange market".

▪	The obligation to carry out exchange operations through authorized entities (item 1.2) continues in force.

▪	The operating schedule of the single and free of changes market is no longer in force.

Residents’ obligation to complete the “Survey of debt securities and external liabilities issuance” (Communication “A” 3602 and complementary) and the “Survey of direct investments” (Communication “A” 4237 and complementary) is currently in force; even when there has been no entry of funds to the exchange market and / or it is not foreseen to access it in the future due to the transactions that correspond to declare.

For further information about the restrictions and exchange controls for capital inflows currently in force, it is recommended that investors consult with their legal advisors and read the Central Bank’s regulations, Decree No. 616/2005, Resolution No. 3/2015 of the former Ministry of Economy and Public Finance, Communications “A” 6037 and “A” 6244 of the Central Bank and the Foreign Exchange Regime Law No. 19,359 and its complementary regulations. Interested parties may consult the website of the Ministry of Justice and Human Rights (www.infoleg.gov.ar) or the Central Bank (www.bcra.gov.ar).

By virtue of Communication “A” 6363 dated November 10, 2017, the BCRA left without effect the rules related to the obligation to negotiate currencies for collections of exports of goods, due to the prior issuance of Decree No. 893/2017 of the National Executive Branch.

As per Communication “A” 6401 of December 26, 2017, the provisions set forth in Communications “A” 3602 and “A” 4237 were replaced by new survey of external assets and liabilities applied to the information to be declared as of December 31, 2017. Statements made on or before September 30, 2017 shall be governed by the rules of the replaced communications.

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

With respect to the equalization tax, article 83 of fiscal reform Law No. 27,430 states that it shall not be applicable for dividends or profits attributable to accrued earnings in the fiscal years beginning as from 1 January 2018.

On the other hand, for the fiscal years beginning as of 1 January 2018 the issuer will be subject to a 30% tax rate and a withholding tax of 7% will be applicable to the dividends. For the fiscal year beginning in 2020, the issuer will be subject to a 25% tax rate and a withholding tax of 13% will be applicable to the dividends.

The tax must be withheld by the paying entities from the above-mentioned dividends and profits received by natural persons and undivided succession residing in the Republic of Argentina and non-resident beneficiaries. An undivided succession is a legal figure created by the Argentine Civil Code which covers the time elapsed between the date of death of a person and the declaration of heirs. Such withholding shall have the character of a unique and definitive payment, except for those natural persons and undivided successions residing in the Republic of Argentina and registered as payers of the tax.

In the case of distributed profits generated in fiscal periods in respect of which the paying entity was subject to the 35% tax rate, the payment of the tax or withholding shall not apply to such dividends or profits, as the case may be.

To these effects it shall be considered, without admission of proof to the contrary, that the dividends or profits made available correspond, first and foremost, to the earliest accumulated profits or benefits.

The dividends or profits distributed by subjects under article 69 (capital companies and permanent establishments) and the interest or accruals from securities, bonds, mutual fund participations and other financial instruments will be applied to the fiscal year in which they may have been: (i) made available or paid, whichever occurs first; or (ii) capitalized, provided the securities foresee interest or accrual payments within terms of up to one year.

So far these rules have not been subject to regulations by the executive power or authority of application.

Taxation of Capital Gains

The tax reform Law No. 27,430 enacted in December 2017 brought about changes regarding the taxation of capital gains deriving from the trading of shares, representative values and share deposit certificates and other securities, quotas and corporate participations (including quotas in mutual investment funds, certificates of participation in financial trusts and any other rights on trusts and similar agreements) digital coins, securities, bonds and other financial instruments, whoever the subject acquiring them.

The capital gains deriving from the holding and trading of shares will be considered to be of Argentine source whenever the issuer is domiciled, established or residing in the Argentine Republic. The representative securities or share deposit or other certificates, such as our ADSs, will be of Argentine source when the issuer of the shares and other securities is domiciled, established or resident in the Argentine Republic, regardless of the entity issuing the certificates, the place of issue of the latter or the place of deposit of such shares and other securities.

According to the changes made by the amendment to article 20 paragraph w) of the Income Tax Law, the following will be exempted from tax:

▪	The capital gains from purchase and sale, exchange, swap or disposal transactions of shares, securities representing shares and share deposit certificates, held by natural resident persons and undivided estate established in the Argentine Republic, provided those transactions are not attributable to subjects comprised in paragraphs d) and e) and in the last paragraph of article 49 of the law.

The benefit established in the preceding paragraph may only be applicable to the extent that (a) it is a placement by public offer authorized by the National Securities Commission; (b) the transactions were carried out in markets authorized by such body under segments ensuring price-time priority and interference of offers; and/or (c) they were effected through a public offer of purchase and/or exchange as authorized by the National Securities Commission.

▪	The capital gains from purchase and sale, exchange, swap or disposal transactions of shares, securities representing shares and share deposit certificates, held by non-resident beneficiaries insofar as such beneficiaries do not reside in non-cooperating jurisdictions. Likewise, the tax exemption shall also be applicable to the interest or yield or results from the purchase and sale, exchange, swap or disposal by the above-mentioned non-resident beneficiaries of representative securities or share deposit certificates issued abroad, such as our ADSs, provided such shares were issued by entities domiciled, established or residing in the Argentine Republic and have an authorization for public offer issued by the National Securities Commission.

If the requirements of paragraph w) article 20 of the law described above are not met, the applicable tax will be fifteen percent (15%).

So far these rules have not been subject to regulations by the executive power or authority of application.

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

The Tax Amnesty Regime instituted by Law No. 27,260 established benefits for observant taxpayers and set forth certain conditions for having access to such benefits.

In the case of business entities, the benefit is an exemption from the Personal Property Tax applicable to fiscal years 2016, 2017 and 2018. In this case, even if the entity is the one obligated to pay the tax in its capacity as “substitute responsible”, the tax is applicable to the shareholder.

The Treasury, by means of a circular letter (Circular AFIP 2-E 2017), specified that the “substitute responsible” enjoys the above benefit exclusively in its capacity as “substitute” and with respect to the property for which it is obliged in such capacity. This implies that, even if it may have a record of defaults in its own obligations or may have applied for the Tax Amnesty Regime, such circumstances will not make it forfeit its benefit as a compliant taxpayer in its capacity as substitute responsible (for the benefit of its shareholders).

Also, in the case of corporate stocks or shareholdings, the percentage value was reduced from 0.50% to 0.25% by the law indicated above.

In 2018, the Bank does not expect to make payments on account of its shareholders in connection with Personal Property Tax due with respect to assets held as of December 31, 2017.

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

The following summary describes material U.S. federal income tax consequences to U.S. Holders of owning and disposing of ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to the U.S. Holders (described below) that hold ADSs or ordinary shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

▪	certain financial institutions;

▪	dealers and traders in securities who use a mark-to-market method of tax accounting;

▪	persons holding ADSs or ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ADSs or the ordinary shares;

▪	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

▪	entities classified as partnerships for U.S. federal income tax purposes;

▪	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

▪	persons that own or are deemed to own ten percent or more of our stock, by vote or value;

▪	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

▪	persons holding shares in connection with a trade or business conducted outside of the United States

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

Sale or Other Disposition of ADSs or Ordinary Shares

For U.S. federal income tax purposes, gain or loss a U.S. Holder realizes on the sale or other disposition of ADSs or ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or ordinary shares for more than one year. The amount of a U.S. Holder’s gain or loss will equal the difference between its tax basis in the ADSs or ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. If an Argentine tax is withheld on the sale or disposition of ADSs or ordinary shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or disposition before deduction of the Argentine tax. See “Argentine Taxes—Taxation of Capital Gains” for a description of when a disposition may be subject to taxation by Argentina. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisers as to whether the Argentine tax on gains may be creditable against the U.S. Holder’s U.S. federal income tax on foreign source income from other sources. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year 2017. However, because our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25-percent-owned equity investments) from time to time, and because our analysis of our PFIC status is based upon certain proposed

Treasury regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994 and may not be finalized in their current form, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder owned ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year and an interest charge would be imposed on the resulting tax liability for each such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner. Certain elections (including a mark-to-market election) may be available to U.S. Holders that may result in alternative treatments if we were a PFIC for any taxable year. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

Certain U.S. Holders who are individuals or specified entities may be required to report information relating to securities of non-U.S. companies, or accounts through which they are held, subject to certain exceptions (including an exception for securities held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership or disposition of ordinary shares or ADSs.

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

Credit risk ratios and performance

The evolution of non-performing loans and coverage ratios shows a good behavior of the credit risk portfolio, as has been the case over the past few years. The coverage ratio was 253% at December 2017, whereas the NPL ratio was 0.69%.

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

With this configuration, the Bank continued during 2017 developing methods and tools to strengthen automated risk management, which entails a qualitative change in the proactive offer of services, to achieve a greater decentralization of credit decision making, allowing the reactive admission teams to improve their value contribution.

The Bank currently uses a methodology based on risk groups, which permits more specialized offers and greater management capacity in the collection of problematic debts. This methodology has been complemented by regional differentiation regarding minimum income, credit assistance per product and purchasing power differences.

During 2017 the Bank re-estimated the income predictor, incorporating transactional information, new behavioral variables and segmentations, which has resulted in an improvement in the predictive capacity of the model. The Bank worked on new methodologies for non-clients scoring, by programming digital campaigns that monitor by the risk department.

The Bank continued during 2017 to give impulse to online evaluations, both on the Bank’s and third parties’ websites, improving the assessment process.

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

During 2017, the Bank has continued progressing on several developments focused on minimizing operative times, incorporating product information to new decision engines which automate the major part of the evaluation process of clients with a good evolution and behavior. The Bank is also expected to advance in the incorporation of pre-approval decision engines to the assessment tool.

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

In 2017, the Bank continued focusing on the coordination between the commercial and risk teams, trying to improve the response times and satisfy the requirements of the business while maintaining risk quality.

In the field of improvement and innovation related to wholesale risk decision tools, we achieved higher transparency in the process, by publishing the statistics in our ‘Wholesale Risk Site’.

In addition we updated the “client profitability card”, which contains information on the reciprocity and profitability of the Bank’s clients. The use of the companies rating model implemented in 2014 was also continued and monitored in order to measure the model’s degree of discrimination and to determine future improvements. During 2017, the Bank made progress in making massive campaigns with pre-approved ratings, through the management of clients and non-clients data. These actions resulted in a higher commercial proactivity, and improvement in the productivity analysis.

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

Financial Risks

BBVA Francés has developed a comprehensive risk management framework in order to identify, measure, monitor and mitigate financial risks, which is in line with the basic principles of the Basel’s Banking Supervision Committee and includes:

▪	market risk (counterparty and valuation risk);

▪	structural risks (interest rate risk, liquidity and financing risk); and

▪	economic capital and stress tests.

This framework consists of a set of policies and strategies, organizational structures, measurement tools, limits and alerts, and information and control systems. In addition, the financial risks management framework is in accordance with the risk appetite approved by the Board of Directors.

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

At the end of the year 2017, the gross counterparty risk amounted to Ps.1,927.53 million. Net counterparty risk reached 5,744.45 million.

Assessment

The Market Risks area is responsible for making a prudent assessment at market prices of the fixed income financial instruments and derivatives.

Automatic systems are used to find out and publish on a daily basis those market prices and variables that have an impact on the Bank’s portfolios and on the clients’ holdings under management.

Liquidity and Financing Risk

Liquidity risk is defined as the possibility that the entity will not be able to meet its current and future cash flow and collateral needs, without materially affecting its daily operations or overall financial condition.

Liquidity and financing risk management processes in BBVA Francés aim, in the short term, to reach expected and unexpected payment commitments on a timely basis, without obtaining funds from sources that could deteriorate the Bank’s reputation, maintaining the risk exposure at levels in accordance with the risk appetite and the business strategy defined and approved by the Board of Directors. In the medium and long term, the objective is to preserve the suitability of the financial structure of the Bank in accordance with the economic context, markets and regulatory changes, and regarding a determined risk appetite.

The key measures used to assess liquidity risk include:

▪	LtSCD (Loan to Stable Customers Deposits):measures the relationship between the net credit investment and the clients’ stable resources and it is one of the core risk appetite metrics. The purpose is to preserve a stable financing structure in the medium and long term.

▪	LCR: (Liquidity Coverage Ratio): it measures the relationship between high-quality liquid assets and total net cash outflows during a period of 30 days. According to BCRA requirements, BBVA Francés, calculates the liquidity coverage coefficient on a daily basis.

During 2017, both ratios were in a level in line with the limits approved by the Board of Directors.

In addition, the liquidity risk management processes include the assessment of intraday liquidity risk and the risks related to asset encumbrance management.

Interest Rate Risk

The interest rate risk measures the potential impact that market interest rate variations generate in the interest margin and equity value of BBVA Francés.

The balance-sheet interest risk management processes include a structure of limits and alerts in order to maintain the exposure of BBVA Francés at levels according with the risk-appetite profile approved by the Board of Directors.

The key measures used to assess interest rate risk include:

▪	Margin in Risk (MeR): measures the maximum loss in the projected financial margin for the next12 month period under the worst case scenario of market interest rate curve for a given level of confidence.

▪	Economic Capital (CE): measures the maximum loss in the entity’s economic value under the worst case scenario of market interest rate curve for a given level of confidence.

Economic Capital

According to the BCRA requirements, BBVA Francés has developed a global, internal and integrated process to assess the adequacy of its economic capital considering its risk profile and it elaborates the internal capital adequacy report (IAC) on an annual basis.

Economic capital measures the capital that the entity needs in order to be able to support unexpected losses that may arise from the different risks to which it is exposed.

Capital calculation methodologies for the following risks are defined in compliance with the guidelines set by the Basel Committee:

▪	credit risk

▪	concentration risk

▪	market risk

▪	interest rate risk

▪	operational risk, and

▪	reputation risk and strategic risk

The distribution of the economic capital for December 2017 by type of risks is shown below:

▪	credit risk and concentration risk: represent 56.9% of the total economic capital

▪	operational risk: 12.5%

▪	interest rate risk : 17.8%

▪	market risk: 8.1%

▪	other risks: 4.8%

Economic Capital Profitability (RAROEC)

BBVA Francés has developed a profitability metric over the economic capital, RAROEC, which shows the business profitability in terms of risk, identifying the activities that allow an efficient use of the available capital in the entity.

Stress Tests

In compliance with the requirements of the “Guidelines for Risk Management in Financial institutions” established by the BCRA, BBVA Francés has developed a stress test program, which is part of the entity’s risk management framework.

The stress tests are defined as the assessment of economic and financial position of the Bank in a severely adverse, but possible scenario, requiring to simulate scenarios and estimate the potential impact over the entity’s portfolio value, profitability, solvency and liquidity, in order to identify latent risks and vulnerabilities.

The main objectives of the stress testing program include:

▪	providing a prospective evaluation of risk;

▪	identifying possible changes or events in the market conditions that could have an important negative influence for the entity;

▪	serve as a making decision tool;

▪	promoting the identification and risk monitoring, providing an additional perspective related to another management tools;

▪	overcome the limitations of historical models and data;

▪	reinforcing internal and external communication;

▪	establishing capital and liquidity planning procedures;

▪	cooperating in establishing risk tolerance levels; and

▪	allowing the application of risk contingency and mitigation plans to a range of possible stress situations.

Comprehensive Stress Tests

Annually, BBVA Francés carries out a comprehensive stress test exercise in order to quantify the impact of adverse macroeconomic scenarios over the solvency, profitability and liquidity of the organization, considering all relevant risks to which the Bank is exposed, as well as the interactions between them.

The comprehensive stress test methodology developed by BBVA Francés is based on econometric models that are used to project the entity’s balance sheet, profit and loss statement, liquidity needs and capital requirements. These models allows to forecast and estimate the impact of the different macroeconomic scenarios over the Bank’s global and financial position.

The results of stress tests carried out in March 2017, corresponding to the 2017/2018 period, show the solid solvency and liquidity position of the Bank even under adverse scenarios.

In addition, stress tests at BBVA Francés are applied individually to each of the risks below. In all cases the results of the stress exercises have been successful and have showed the Bank’s capacity to handle adverse conditions.

▪	Credit Risk Stress Test: sensitivity analysis which tests the impact of different scenarios of credit risk parameters on economic capital requirements.

▪	Market Risk Stress Test: sensitivity analysis which tests the impact of different volatility market variable scenarios on VaR estimations.

▪	Liquidity Risk Stress Test: assessment of the entity’s survival capacity under liquidity run off scenarios.

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

Validation, Internal Control and Management of the Republic’s Operational Risk

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

The structure of measurement and control of the market risk includes a scheme of limits and alerts in terms of economic capital, VaR (value at risk), stress VaR, monthly and annual stop loss and internal sub-limits. In order to measure and manage market risk, BBVA Francés uses a parametric Value at Risk (“VaR”) model, which estimates the maximum loss that may occur in the trading portfolio at a given confidence interval of 99% and a time horizon of one day.

Monitoring and control of market risk is conducted under a scheme of limits that is presented and proposed by the Market Risk unit and approved every year by the Risk Management Committee and the Board.

Market risk management focuses on the Bank’s Global Market (“GM”) trading portfolio. This portfolio includes:

▪	fixed income securities (Argentine sovereign bonds and bills, Central Bank bills and corporate bonds),

▪	spot currency positions, and

▪	derivative products (foreign exchange futures and forwards, interest rate swaps).

Within the model of market risk management there are specific circuits established for communication and operation in case approved risks levels are exceeded.

During 2017, VaR averaged Ps.48.39 million. The interest rate risk measured by VaR averaged Ps.35.14 million and the foreign exchange risk VaR averaged Ps.30.50 million. The relative contribution of interest rate and exchange rate risk factors varied and there was no particular event that substantially increased risk levels.

The graphs below show the evolution of the Bank’s market risk measured by total VaR and categorized by the main type of risk (interest rate risk and foreign exchange risk) during 2017:

BBVA Francés daily total VaR (Ps. million)
90
80
70
60
50
40
30
20
10
0
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17

VaR Risk Factors (Ps. million)
Interest Rate VaR
Exchange Rate VaR
90
80
70
60
50
40
30
20
10
0
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17

The following tables show the evolution of balance of VaR during the last three years.

Daily Trading VaR at BBVA Francés (in millions of pesos)

	2017	2016	2015
Average	48.39	15.63	11.99
Minimum	10.29	2.55	3.77
Maximum	85.04	39.60	61.85
At Dec. 31	43.33	27.35	3.77

Daily Trading VaR – Categories (in millions of pesos)

Interest Risk VaR	2017	2016	2015
Average	35.14	10.63	8.37
Minimum	9.42	0.38	0.39
Maximum	57.36	24.95	16.28
At Dec. 31	43.38	13.35	0.78

Exchange-rate Risk	2017	2016	2015
Average	30.50	9.91	6.58
Minimum	0.99	0.41	0.00
Maximum	80.91	41.17	61.83
At Dec. 31	1.66	24.70	3.69

Back testing

In line with Basel recommendations, the market risk model is periodically validated through back testing analysis. The aim of these tests is to determine the quality and precision of the model used to calculate the daily maximum loss of a portfolio, with a 99% of confidence interval and temporal horizon of 250 days, by comparing the trading portfolio results and the risk measurements calculated by the model. For 2017, the back testing analysis performed reflected an adequate functioning of the market risk model.

Stress test analysis

As described in “Risk Management” above, a number of stress tests are carried out at the bank, and this is also performed on the Bank’s trading portfolios. The aim is to expose BBVA Francés trading portfolios to abnormal market variations, based on stress situations occurred in the past (historical scenarios) or in stress situations that may occur in the future with some probability (simulated scenarios), but outside the predetermined confidence interval of the daily VaR measurement.

▪	Historical scenarios: The historical scenario used as reference for this stress test is Lehman Brothers. The abrupt bankruptcy in September 2008 resulted in a significant impact on the behavior of global financial markets.

▪	Simulated scenarios: The scenario used for these exercises of economic stress is based on resampling methodology. This methodology is based on the use of dynamic scenarios that are recalculated periodically depending on the main risks in the trading portfolios. On a data window wide enough to collect different periods of stress (data are taken from January 1, 2008 until today), a simulation is performed by a resampling of historical observations. This generates a distribution of losses and gains that provides an analysis of the most extreme events that occurred within the selected historical window. The advantage of this methodology is that the stress period is not pre-established, but rather a function of the portfolio held at any time.

Valuation

The Market Risk unit is responsible for establishing the fair value of fixed income instruments and derivatives. Automatic systems are used for daily capture and dissemination of prices and market variables that have an impact on the Bank´s portfolio and clients’ holdings in custody.

For price determination, the use of market information is prioritized. If not possible, pricing through internal models is established, considering the availability of data with which to develop inputs that represent the assumptions that markets participants would use when pricing the asset. For instance, fixed income securities in the trading portfolio are priced with the discounted cash flow model using market yield curves.

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

Interest Rate Risk

Interest rate sensitivity is the relationship between market interest rates and net portfolio value on one hand, and net interest income on the other, due to the repricing of assets and liabilities. Our interest rate sensitivity analysis measures the sensitivity of the net portfolio value and net interest income to parallel changes in interest rates and to changes in the yield curve.

For the purpose of calculating the net present value, when the interest rate is fixed, the future cash flows of the financial assets and liabilities are calculated on a contractual basis. When the interest rate is variable, cash flows that have a maturity during the repricing interval are included. These amounts are added to the remaining balance of the asset or liability at the end of the interval.

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

December 31, 2017
Change in base interest rates and adjust rates (basis points)	Net portfolio value	Percentage change	Net interest and adjust income	Percentage change	Net income of adjustable portfolio	Percentage change
(in millions of pesos, except percentages)
500	14,938.6	(19.73)%	25,268.1	21.28%	395.0	(10.88)%
0	18,610.2	0.00%	20,834.8	0.00%	443.2	0.00%
(500)	23,378.8	25.62%	17,034.4	(18.24)%	493.2	11.28%

Based on our position at December 31, 2017, and assuming a hypothetical, immediate 500 basis points increase in interest rates affecting all interest rate sensitive assets and liabilities, we estimate our net portfolio value would be reduced by Ps.3.672 million and our net interest income over 2017 would be increased by approximately Ps.4.433 million.

Foreign Exchange Risk

As of December 31, 2017, as part of our asset and liability management, we aimed to minimize the impact on results of foreign exchange rate fluctuations by maintaining excess balances of assets over liabilities denominated in dollars. The following table shows the estimated effect on net income of a 10% variation in the value of the peso against all other currencies:

Peso against all other currencies	Effect on net income based on our position as of December 31, 2017	Effect on net income based on our position as of December 31, 2016
(in millions of pesos, except percentages)
10%	(297)	(363)
(10)%	297	363

For a description of the changes in the exchange rates, see “Item 3. Key Information—Exchange Rates”.

Equity and Commodity Price Risk

Equity and commodity risk are the risks associated with adverse movements in the value of equity securities and commodities or related indexes. We do not have any material exposure to either of them.

Non-trading Portfolio Activities

Non-trading instruments consist primarily of loans and deposits. The Bank’s primary market risk exposure in its non-trading instruments is interest rate risk, which arises from the possibility of changes in market interest rates. Such changes in market interest rates affect the Bank’s net interest income due to timing differences on the repricing of their assets and liabilities. The Bank is also affected by gaps in maturity dates and interest rates in the different asset and liability accounts.

As part of the interest rate risk banking book management, the Bank analyzed the interest rate mismatches between their interest rate sensitive assets and their interest rate sensitive liabilities. As of December 31, 2017, a decline of 50 basis points in all market interest rate curves (Ps, US$, CER), all else being equal, would  generate an increase of 1.27% in  the net interest margin projected at 12 months. An increase of 50 basis points in the market interest rate curves, would generate a decrease the net interest margin by 1.36%.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt securities

Not applicable.

B.	Warrants and rights

Not applicable.

C.	Other securities

Not applicable.

D.	American Depositary Shares

Fees and charges for holders of American Depositary Receipts

The depositary for our ADRs is the Bank of New York Mellon (BNY).

Holders of our ADRs are generally expected to pay fees to BNY according to the schedule:

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

- PART II -

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Bank, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act as of the end of the period covered by this report on Form 20-F.

Based upon that evaluation, because of the material weaknesses described below, management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank’s disclosure controls and procedures were not effective as of the end of the period covered by this report.

Internal Control over Financial Reporting

The Bank´s management has issued a report on its assessment of the effectiveness of BBVA Francés internal control over financial reporting as of December 31, 2017. As of December 31, 2017, senior management concluded that the Bank did not maintain effective internal control over financial reporting as a result of material weaknesses. The material weaknesses discussed below were originally identified in the assessment of internal control that was conducted as of December 31, 2017. The reports of the Bank´s management and of the Bank´s independent registered public accounting firm follow.

Management’s Annual Report on Internal Control over Financial Reporting

The management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15 (f) under the Exchange Act. The Bank’s internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and our Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with BCRA GAAP and the reconciliation to U.S. GAAP as required by Item 18 of Form 20-F. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual or interim financial statements will not be prevented or detected on a timely basis.

Management assessed the effectiveness of the Bank´s internal control over financial reporting as of December 31, 2017 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2017 as a result of identified material weaknesses resulting from the aggregation of control deficiencies related to the preparation and review of the Bank´s disclosures under U.S. GAAP, as required by Item 18 of Form 20-F, as well as, the preparation and review of the Consolidated Statement of Cash Flows in accordance with BCRA GAAP and U.S. GAAP requirements.

These weaknesses are the consequence of inadequate management oversight over accounting and financial reporting processes during the implementation of the accounting practices to conform the Bank ́s policies.

The Bank´s independent registered public accounting firm, KPMG, has been engaged to render an independent professional opinion on the consolidated balance sheet of BBVA Banco Francés S.A. and its subsidiaries as of December 31, 2017, the related income statement and statements of changes in shareholders´ equity and cash flows, for the year ended December, 31 2017, and the related notes and issue an attestation report on the Bank´s internal control over financial reporting as of December, 31 2017, based on procedures conducted in accordance with auditing standards of the Public Company Accounting Oversight Board (PCAOB). Their opinion on the Consolidated Financial Statements expressed an unqualified opinion over the Consolidated Financial Statements, and their attestation report on internal control over financial reporting expressed an adverse opinion.

Remediation Status of Reported Material Weaknesses and Changes in Internal Control over Financial Reporting

The Bank is currently working to remediate the material weaknesses described above, including assessing the need for additional remediation steps and implementing additional measures to remediate the underlying causes that gave rise to the material weaknesses. The Bank is committed to maintaining a strong internal control environment and to ensuring that a proper, consistent tone is communicated throughout the organization, including the expectation that previously existing deficiencies will be remediated through implementation of processes and controls to ensure strict compliance with accounting requirements. As explained in Item 18 the Bank has elected for 2018 to apply IFRS-IASB, and as such the presentation of the reconciliation to U.S. GAAP will no longer be required. As a result our remediation effort will be focused on enhancing our control environment considering our new accounting framework.

In response to the material weaknesses identified above, the Bank is in the process of implementing a program based on:

▪	developing a plan to enhance its risk assessment processes, control procedures and documentation,

▪	improving training in certain areas important to financial reporting,

▪	increasing the documentation, analysis and governance to ensure that activities over financial reporting are performed in accordance with Bank’s policies and IFRS-IASB, and

▪	enhancing the Bank’s communication on related issues with its senior management, as well as the Risk Committee and the Audit Committee.

Limitations on Effectiveness of Controls and Procedures

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our Bank have been detected.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

BBVA Banco Francés S.A.

Opinion on Internal Control Over Financial Reporting

We have audited BBVA Banco Francés S.A. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2017, and the related consolidated income statements, changes in shareholders’ equity and cash flows for the fiscal year then ended, and the related notes (collectively, the consolidated financial statements), and our report dated May 2, 2018 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to the preparation and review of the Company´s disclosure under United States Generally Accepted Accounting Principles (U.S. GAAP), as required by Item 18 of Form 20F; as well as in the preparation and review of the consolidated statement of cash flows in accordance with Argentine Central Bank (BCRA GAAP) accounting rules and U.S. GAAP, have been identified and included in management’s assessment. The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2017 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Disclaimer on Additional Information in Management’s Report

We do not express an opinion or any other form of assurance on management’s statements referring to remediation plans, or results thereof, taken after December 31, 2017, relative to the aforementioned material weaknesses in internal control over financial reporting.

/s/ KPMG

Buenos Aires, Argentina

May 2, 2018

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Bank’s Board of directors has appointed Mr. Oscar Miguel Castro to serve on its Audit Committees (I and II) and the Disclosure Committee. The Bank’s Board of directors has concluded that Mr. Castro is an audit committee financial expert as defined by the SEC based on his extensive audit experience. Mr. Castro qualifies as an independent director according to the independence criteria established by General Resolution No. 622 of the CNV.

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
Av Córdoba 111

C1054AAA Buenos Aires
Republic of Argentina

Telephone number: (54 11) 4341 5036

e-mail address: cecilia.acuna@bbva.com

During fiscal year 2015, we amended the Code of Conduct to adapt it to the best practices and regulatory requirements.

No waivers from any provisions of the Code of Conduct were expressly or implicitly granted to the Executive Chairman, the Financial Director and any other senior financial officer of the Bank in the fiscal year 2017.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Following is a summary of the fees to our independent external auditors for the years ended December 31, 2017 and 2016:

	2017	2016
	(in millions of pesos)
Audit fees	17.08	23.36
Audit-related fees	4.60	-
Tax fees	-	-
All other fees	-	-
Total fees	21.68	23.36

Audit fees are fees for professional services performed by KPMG and Deloitte & Co. S.A., for 2017 and 2016, respectively, for the audit and limited review of the Bank’s annual and quarterly financial statements and services that are normally provided in connection with statutory and regulatory filings.

Audit-related fees consist of fees for assurance and related services performed by KPMG that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported as Audit fees.

The Audit Committee (I) has approved policies and procedures for pre-approving all non-audit work that would be performed by the Bank’s external auditor. Specifically, the policies and procedures prohibit the Bank’s external auditor from performing any services for the Bank or its subsidiaries without the prior approval of the Audit Committee (I). All of the services provided by KPMG in 2017 were approved by the Audit Committee (I) pursuant to these approval policies. None of the hours expended on the principal accountant’s engagement to audit our financial statements for 2017 were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees. The Audit Committee (I) meets once a month. In each of these meetings, the Internal Audit Director presents the projects undertaken by the Internal Audit Department. The minutes of the meeting are then drawn up detailing the issues discussed as well as those items requiring further discussion. The minutes are transcribed into an internal control book which is sent to the Board for their information. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Audit Committee (I)”.

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

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of the financial statements filed as a part of this annual report.

ITEM 19. EXHIBITS

▪	Index to Consolidated Financial Statements:

▪	Index to Exhibits:

Exhibit Number	Description

1.1	Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés S.A. (*)

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of BBVA Banco Francés S.A. (*)

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification by CEO and CFO pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002

15.1	Consent of Deloitte & Co. S.A.

15.2	Consent of KPMG

(*) Incorporated by reference to the BBVA Francés Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 10, 2015.

We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of BBVA Francés.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BBVA BANCO FRANCÉS S.A.

By:	/s/ Ernesto R. Gallardo Jimenez
Name: Ernesto R. Gallardo Jimenez
Title: Chief Financial Officer

Date: May 2, 2018

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

BBVA Banco Francés S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of BBVA Banco Francés S.A. and its subsidiaries (the "Company") as of December 31, 2017, the related income statement and statements of changes in shareholders’ equity and cash flows, for the year ended December 31, 2017, and the related notes (collectively the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting rules prescribed or permitted by the Argentina central bank - Banco Central de la Republica Argentina (“BCRA GAAP”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 2, 2018 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Differences between accounting rules prescribed or permitted by the BCRA GAAP and accounting principles generally accepted in the United States of America

Accounting rules prescribed and permitted by the BCRA GAAP vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG

We have served as the Company's auditor since 2017.

Buenos Aires, Argentina

May 2, 2018

Report of Independent Registered

PUBLIC ACCOUNTING Firm

To the Board of Directors and Shareholders of

BBVA BANCO FRANCÉS S.A.

We have audited the accompanying consolidated balance sheet of BBVA BANCO FRANCÉS S.A. and subsidiaries composing the BBVA BANCO FRANCÉS Group (the “Bank” – Note 2.1. to the Consolidated Financial Statements) as of December 31, 2016, and the related consolidated statements of operations, changes in stockholders’ equity, and cash and cash equivalents flows for each of the two fiscal years in the period ended December 31, 2016 (all stated in thousands of Argentine Pesos). These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of BBVA BANCO FRANCÉS S.A. and subsidiaries as of December 31, 2016 and the results of their operations, changes in stockholders’ equity, and cash and cash equivalents flows for each of the two fiscal years in the period ended December 31, 2016, in conformity with the accounting rules established by the Argentine Central Bank (“BCRA”, for its Spanish acronym) applicable to consolidated financial statements.

Accounting rules established by the BCRA vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements.

As discussed in Notes 1.5., 25.I and 26.I to the consolidated financial statements, the accompanying 2016 and 2015 financial statements have been restated to correct errors.

/s/ Deloitte & Co. S.A.

Buenos Aires – Argentina

April 19, 2017 (May 2, 2018 as to the effects of the restatement discussed in Notes 1.5, 25.I and 26.I)

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2017 and 2016

Stated in thousands of Pesos

	December 31,
	2017	2016
ASSETS
CASH AND DUE FROM BANKS	37,664,382	48,226,107
Cash	7,977,326	14,176,644
Due from banks and correspondents	29,687,056	34,049,463
Argentine Central Bank (BCRA)	28,129,615	31,268,051
Other local	30,647	113,958
Foreign	1,526,794	2,667,454
GOVERNMENT AND CORPORATE SECURITIES (Note 6.a)	34,048,445	12,738,809
Government securities at fair value	15,319,408	4,304,931
Government securities at amortized cost	1,593,204	904,089
Instruments issued by the BCRA	16,663,140	7,375,103
Listed corporate securities	472,918	154,899
Less: Allowances	225	213
LOANS	128,366,202	78,889,921
To government sector	218	98,819
To financial sector	3,444,790	1,991,564
Inter-financial – (Calls granted)	863,871	404,085
Other financing to local financial institutions	2,440,907	1,442,702
Interest and foreign currency exchange differences accrued	140,012	144,777
To non-financial private sector and residents abroad:	127,208,989	78,417,690
Overdraft	11,408,785	9,546,565
Discounted instruments	18,422,745	10,896,722
Real estate mortgage	4,274,738	1,889,443
Collateral loans	8,867,373	5,628,320
Consumer	16,318,544	9,368,939
Credit cards	30,005,934	22,520,843
Other (Note 6.b)	36,802,495	17,754,130
Interest and foreign currency exchange differences accrued	1,702,044	1,142,074
Less: Documented Interest	593,669	329,346
Less: Allowances	2,287,795	1,618,152
Carried forward	200,079,029	139,854,837

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

As of December 31, 2017 and 2016

Stated in thousands of Pesos

	December 31,
	2017	2016
Brought forward	200,079,029	139,854,837
OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS	13,255,165	2,427,906
Argentine Central Bank (BCRA)	1,457,026	928,612
Amounts receivable for spot and forward sales to be settled	7,993,655	204,296
Instruments to be received for spot and forward purchases to be settled	2,741,139	485,109
Unlisted corporate securities	292,352	325,925
Non-deliverable forward transactions balances to be settled	114,622	34,561
Other receivables not covered by debtor classification regulations	3,309	12,156
Other receivables covered by debtor classification regulations	661,008	446,019
Less: Allowances	7,946	8,772
RECEIVABLES FROM FINANCIAL LEASES	2,366,434	2,046,971
Receivables from financial leases	2,369,334	2,048,800
Interest accrued pending of collection	32,543	26,620
Less: Allowances	35,443	28,449
INVESTMENTS IN OTHER COMPANIES	658,594	507,625
In Financial institutions (Note 6.c)	321,448	299,589
Other (Note 6.c)	337,151	208,041
Less: Allowances	5	5
OTHER RECEIVABLES	3,664,357	2,469,268
Receivables from sale of property assets	7,040	—
Other (Note 6.d)	4,487,111	3,186,645
Other interest accrued and pending collection	32,883	1,219
Less: Allowances	862,677	718,596
PREMISES AND EQUIPMENT	4,247,543	3,198,298
OTHER ASSETS (Note 25.7.2)	918,215	920,009
INTANGIBLE ASSETS	435,863	315,811
Goodwill	3,117	3,476
Organization and development expenses	432,746	312,335
SUSPENSE ITEMS	17,590	11,986
TOTAL ASSETS	225,642,790	151,752,711

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

As of December 31, 2017 and 2016

Stated in thousands of Pesos

	December 31,
	2017	2016
LIABILITIES
DEPOSITS	154,050,302	114,621,753
Government sector	1,042,016	2,640,909
Financial sector	187,122	247,891
Non-financial private sector and residents abroad:	152,821,164	111,732,953
Checking accounts	24,181,294	19,863,400
Savings deposits	79,041,930	42,577,203
Time deposits	44,183,636	35,148,553
Investments accounts	—	85,194
Other	4,563,017	13,429,450
Interest and foreign currency exchange differences accrued payable	851,287	629,153
OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS	35,117,665	13,785,682
Argentine Central Bank — Other	8,482	31,970
Banks and International Institutions	295,702	636,153
Unsubordinated corporate bonds	2,813,849	2,146,166
Amounts payable for spot and forward purchases to be settled	2,374,957	325,111
Instruments to be delivered for spot and forward sales to be settled	13,648,960	402,153
Financing received from Argentine financial institutions	1,528,297	771,130
Inter-financial - (Calls borrowed)	185,600	14,300
Other financing from local financial institutions	1,342,455	756,808
Interest accrued payable	242	22
Non-deliverable forward transactions balances to be settled	159,644	6,128
Other (Note 6.e)	14,072,022	9,303,503
Interest and foreign currency exchange differences accrued payable	215,752	163,368
OTHER LIABILITIES	6,922,534	4,815,144
Fees payable	989	267
Other (Note 6.f)	6,921,545	4,814,877
PROVISIONS	2,801,239	1,406,472
SUSPENSE ITEMS	79,282	43,484
TOTAL LIABILITIES	198,971,022	134,672,535
MINORITY INTEREST IN SUBSIDIARIES (Note 16)	615,220	620,141
SHAREHOLDERS’ EQUITY	26,056,548	16,460,035
TOTAL LIABILITIES, MINORITY INTEREST IN SUBSIDIARIES AND SHAREHOLDERS’ EQUITY	225,642,790	151,752,711

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

As of December 31, 2017 and 2016

Stated in thousands of Pesos

	December 31,
	2017	2016
MEMORANDUM ACCOUNTS
DEBIT ACCOUNTS
Contingent	42,538,136	28,014,011
Guarantees received	40,859,327	26,909,908
Contra contingent debit accounts	1,678,809	1,104,103
Control	345,997,548	236,575,206
Receivables classified as non-recoverable	878,715	858,775
Other (Note 6.g)	342,702,435	234,030,247
Contra control debit accounts	2,416,398	1,686,184
Derivatives	28,849,573	7,790,974
“Notional” amount of non-deliverable forward transactions	12,671,490	2,623,708
Interest rate swap	3,585,827	1,980,362
Contra derivatives debit accounts	12,592,256	3,186,904
TOTAL	417,385,257	272,380,191
CREDIT ACCOUNTS
Contingent	42,538,136	28,014,011
Credit lines granted (unused portion) covered by debtor classification regulations	772,541	176,296
Guarantees provided to the BCRA	—	227,946
Other guarantees given covered by debtor classification regulations	398,063	264,058
Other guarantees given non-covered by debtor classification regulations	48,999	87,776
Other covered by debtor classification regulations	459,206	348,027
Contra contingent credit accounts	40,859,327	26,909,908
Control	345,997,548	236,575,206
Items to be credited	1,903,910	1,436,763
Other	512,488	249,421
Contra control credit accounts	343,581,150	234,889,022
Derivatives	28,849,573	7,790,974
“Notional” amount of non-deliverable forward transactions	12,592,256	3,186,904
Contra derivatives credit accounts	16,257,317	4,604,070
TOTAL	417,385,257	272,380,191

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

	Year ended December 31,
	2017	2016	2015
FINANCIAL INCOME	24,599,569	22,679,938	16,564,779
Interest on cash and due from banks	1	—	—
Interest on loans to the financial sector	493,027	487,219	323,153
Interest on overdraft	3,081,846	3,416,893	2,195,640
Interest on discounted instruments	2,198,153	2,065,673	1,440,128
Interest on real estate mortgage	384,813	395,024	323,896
Interest on collateralized loans	1,186,954	1,105,776	947,891
Interest on credit card loans	4,260,339	4,021,446	2,817,236
Interest on other loans	5,580,514	4,090,754	3,268,535
Interest on other receivables from financial transactions	5,662	830	246
Interest on financial leases	445,187	448,794	410,217
Income from Federal Government secured loans—Decree No. 1387/01	1,081	36,430	15,680
Net income from government and corporate securities	3,398,331	4,094,432	3,556,527
Indexation by Benchmark Stabilization Coefficient (CER)	557,072	576,363	188,906
Gold and foreign currency exchange difference	2,100,042	1,402,823	382,871
Other	906,547	537,481	693,853
FINANCIAL EXPENSES	9,552,561	10,255,842	7,121,001
Interest on checking accounts	529,512	—	—
Interest on savings deposits	34,817	33,503	22,682
Interest on time deposits	6,139,878	7,687,587	5,162,162
Interest on inter-financial financing - (Calls borrowed)	42,652	60,612	26,617
Interest on other financing from financial institutions	237,072	150,191	63,430
Interest on other liabilities from financial transactions	600,224	578,972	484,009
Other interest	1,240	3,917	6,198
Indexation by Benchmark Stabilization Coefficient (CER)	40,850	444	61
Contribution to the deposit guarantee fund	213,801	240,651	392,417
Other	1,712,515	1,499,965	963,425
GROSS INTERMEDIATION MARGIN—GAIN	15,047,008	12,424,096	9,443,778
PROVISION FOR LOAN LOSSES	1,560,720	1,054,828	637,017
SERVICE INCOME	11,279,481	8,255,907	6,095,836
Related to lending transactions	4,784,404	3,781,719	2,664,491
Related to liability transactions	3,872,328	2,580,942	1,992,077
Other commissions	717,091	468,602	308,837
Other	1,905,658	1,424,644	1,130,431
Carried forward	24,765,769	19,625,175	14,902,597

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

	Fiscal year ended December 31,
	2017	2016	2015
Brought forward	24,765,769	19,625,175	14,902,597
SERVICE EXPENSE	5,661,163	3,933,108	2,420,780
Commissions	4,324,510	3,036,242	1,825,973
Other (Note 6.h)	1,336,653	896,866	594,807
OPERATING EXPENSES	12,613,471	9,557,633	6,595,146
Payroll expenses	7,152,235	5,554,376	3,757,320
Fees to Bank Directors and Supervisory Committee	10,340	8,341	6,261
Other professional fees	239,431	158,736	105,008
Advertising and publicity	417,532	377,769	241,686
Taxes	1,195,604	913,654	676,716
Fixed assets depreciation	472,815	246,413	199,367
Organizational expenses amortization	117,089	78,415	66,809
Other operating expenses	1,615,687	1,277,336	912,253
Other	1,392,738	942,593	629,726
NET INCOME FROM FINANCIAL TRANSACTIONS	6,491,135	6,134,434	5,886,671
RESULTS OF SUBSIDIARIES ATTRIBUBUTABLE TO MINORITY INTEREST	(105,289)	(106,220)	(136,071)
OTHER INCOME	2,584,766	1,167,798	611,171
Income from long-term investments	397,173	191,430	192,666
Punitive interests	41,920	39,621	32,320
Loans recovered and reversals of allowances	415,078	237,104	151,733
Other (Note 6.i)	1,730,595	699,643	234,452
OTHER EXPENSES	2,827,718	1,102,470	526,814
Punitive interests and charges paid to BCRA	503	1,705	32
Charge for impairment allowance and provisions	1,822,028	912,665	352,957
Amortization of difference arising from judicial resolutions	11,743	7,923	6,615
Depreciation and losses from miscellaneous assets	1,486	1,530	1,566
Goodwill amortization	359	120	—
Other (Note 6.j)	991,599	178,527	165,644
NET INCOME BEFORE INCOME TAX EXPENSE	6,142,894	6,093,542	5,834,957
INCOME TAX EXPENSE	2,264,629	2,449,870	2,050,470
NET INCOME FOR THE FISCAL YEAR	3,878,265	3,643,672	3,784,487
EARNINGS PER SHARE (1) (2)	6.75	6.79	7.05

(1)	See Note 25.13.

(2)	Stated in pesos.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

	Fiscal year ended December 31,
	2017	2016 As restated (2)	2015 As restated (2)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year	48,856,107 (1)	28,363,286 (1)	12,951,964
Cash and cash equivalents at the end of the year	39,524,382 (1)	48,856,107 (1)	28,363,286 (1)
Net (decrease) / increase in cash and cash equivalents	(9,331,725)	20,492,821	15,411,322

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities
Net collections / (payments):
- Government and corporate securities	(8,446,459)	5,777,814	767,825
- Loans	(30,567,921)	(7,816,539)	(5,911,993)
to financial sector	264,789	(84,701)	(614,149)
to non-financial public sector	99,754	37	(67)
to non-financial private sector and residents abroad	(30,932,464)	(7,731,875)	(5,297,777)
- Other receivables from financial transactions	(10,803,043)	(242,144)	(629,460)
- Receivables from financial leases	125,724	360,480	(334,209)
- Deposits	32,469,691	28,094,626	18,836,465
to financial sector	(60,769)	153,248	17,161
to non-financial public sector	(1,575,294)	(510,870)	2,100,601
to non-financial private sector and residents abroad	34,105,754	28,452,248	16,718,703
- Other liabilities from financial transactions	11,138,975	326,222	4,704,077
Financing from financial or inter-financial sector (calls borrowed)	126,974	(28,700)	42,951
Others (except liabilities included in Financing Activities)	11,012,001	354,922	4,661,126
Collections related to service income	11,260,927	8,262,943	6,117,192
Payments related to service expense	(5,653,186)	(3,929,469)	(2,423,411)
Operating expenses paid	(10,383,693)	(8,932,771)	(6,185,266)
Organizational and development expenses paid	(161,584)	(161,812)	(84,461)
Net (payments) / collections from punitive interest	(503)	35,508	29,888
Differences from judicial resolutions paid	(11,743)	(7,923)	(6,615)
Collections of dividends from other companies	356,204	207,404	49,915
Other collections related to other income and expenses	580,886	894,352	406,214
Net payments related to other operating activities	(4,458,003)	—	—
Payment of income tax	(401,495)	(1,755,106)	(2,277,139)
Net cash flows (used in) / provided by operating activities	(14,955,223)	21,113,585	13,059,022

Investment activities
Net payments for premises and equipment	(775,993)	(419,649)	(282,772)
Net payments for other assets	(853,718)	(1,296,999)	(529,305)
Payments for purchase of investment in other companies	—	(53,040)	—
Other payments from investment activities	—	(703,808)	(1,134,776)
Net cash flows used in investment activities	(1,629,711)	(2,473,496)	(1,946,853)

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

	Fiscal year ended December 31,
	2017	2016 As restated (2)	2015 As restated (2)
Financing activities
Net collections / (payments):
- Non-subordinated corporate bonds	204,268	312,142	(34,410)
- BCRA	(23,333)	(16,884)	(23,885)
Others	(23,333)	(16,884)	(23,885)
- Banks and international agencies	(340,451)	(790,629)	980,900
- Financing received from local financial institutions	—	401,963	230,470
Capital contributions	6,629,248	—	—
Dividends paid in cash	(1,021,000)	(1,463,992)	—
Other payments from financing activities	—	153,345	(16,923)
Net cash flows provided by (used in) financing activities	5,448,732	(1,404,055)	1,136,152

Effect of exchange rate changes on cash and cash equivalents	1,804,477	3,256,787	3,163,001

Net (decrease) / increase in cash and cash equivalents	(9,331,725)	20,492,821	15,411,322

(1)	See Note 3.4.20.

(2)	See Notes 1.5. and 3.3.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

		Non-capitalized contributions		Retained earnings
Movements	Capital Stock(1)	Issuance premiums(1)	Adjustments to shareholders’ equity(1)	Legal	Other	Unappropriated earnings	Total

Balances as of December 31, 2014	536,878	182,511	312,979	1,900,721	4,194,291	3,204,496	10,331,876
Decisions of Shareholders’ Meeting of April 10, 2014:
- Dividends paid in cash	—	—	—	—	—	(400,000)	(400,000)
- Legal Reserve	—	—	—	640,899	—	(640,899)	—
- Voluntary reserve for future distributions of retained earnings	—	—	—	—	2,163,597	(2,163,597)	—
Net income for the year	—	—	—	—	—	3,784,487	3,784,487
Balances as of December 31, 2015	536,878	182,511	312,979	2,541,620	6,357,888	3,784,487	13,716,363
Decisions of Shareholders’ Meeting of April 7, 2015:
- Dividends paid in cash	—	—	—	—	—	(900,000)	(900,000)
- Legal Reserve	—	—	—	756,897	—	(756,897)	—
- Voluntary reserve for future distributions of retained earnings	—	—	—	—	2,127,590	(2,127,590)	—
Net income for the year	—	—	—	—	—	3,643,672	3,643,672
Balances as of December 31, 2016	536,878	182,511	312,979	3,298,517	8,485,478	3,643,672	16,460,035
Decisions of Shareholders’ Meeting of March 30, 2017:
- Dividends paid in cash	—	—	—	—	—	(911,000)	(911,000)
- Legal Reserve	—	—	—	728,734	—	(728,734)	—
- Voluntary reserve for future distributions of retained earnings	—	—	—	—	2,003,938	(2,003,938)	—
Subscription of shares approved by Shareholders’ Meeting held on June 13, 2017 (1)	75,782	6,553,466	—	—	—	—	6,629,248
Net income for the year	—	—	—	—	—	3,878,265	3,878,265
Balances as of December 31, 2017	612,660	6,735,977	312,979	4,027,251	10,489,416	3,878,265	26,056,548

(1)	See Note 1.2.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

NOTE 1—CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1.          Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its headquarter in Buenos Aires, Argentina, and operates a 251-branch network.

According to the provisions in Section Three of its By-laws and with the authorization granted by Argentine Central Bank (“BCRA”), the Bank is authorized to carry out all the transactions and activities covered by Section 24 of the Law of Financial Institutions and other expressly authorized by BCRA.

Since December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A.'s (BBVA) global strategy, which controls the Bank, direct and indirectly, with 66.55% of its capital stock as of December 31, 2017.

Part of the Bank’s capital stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.

1.2.          Shareholders’ Equity

1.2.1.	Capital stock

As of December 31, 2017 and December 31, 2016 the capital stock amounts to 612,659,638 and 536,877,850 respectively.

The Shareholders’ meeting dated June 13, 2017 approved the increase in capital stock by up to pesos (“Ps.”) 145,000,000 in par value through the issuance of 145,000,000 ordinary shares entitled to one vote and a value of Ps. 1 per share delegating to the Board of Directors the powers necessary to consummate such capital increase and determine the issuance conditions.

On July 18, 2017, the issuance of 66,000,000 ordinary shares with par value of Ps.1 per share was approved with a subscription price of United States Dollars (“US$”) 5.28 per share and US$15.85 per each American Depositary Share (ADS), computing the benchmark exchange rate published by the Argentine Central Bank (“BCRA”) as of that date (Ps.17.0267) for purposes of their payment in pesos. The shares subscribed were paid on July 24, 2017.

In accordance with the terms of the Share Subscription Agreement, the International Dealers exercised the option to acquire 9,781,788 new shares (equivalent to 3,260,596 ADS) on July 26, 2017 at the same issue price. These shares were paid on July 31, 2017 by computing the above-mentioned benchmark exchange rate.

The Bank allocated the funds coming from the global offer and the exercise of the preferential subscription rights to continue with its growth strategy in the Argentine financial market.

1.2.2.	Adjustments to shareholders’ equity

The “Adjustments to shareholders’ equity” caption in the Consolidated Statement of Changes in Shareholders’ Equity is composed by:

a)	The surplus of the technical appraisal on the Bank’s properties made in year 1981 ( See Note 3.4.12) amounting to 41,285;

b)	The effect of inflation accounting related to Capital stock and Issuance premiums applied up to March 1, 2013 (See Note 3.2.) amounting to 728,619; and

c)	Less the cumulative loss absorption on the disposal or devaluation of appraised properties amounting to 456,925.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

1.2.3.	Issuance Premiums

In June 2017, the Bank issued 75,781,788 shares (value Ps. 1 per share), at US$5.28 each, receiving 6,553,466 over the nominal value of the issued shares, which was booked in Equity under the “Issuance Premiums”.

1.3.	Responsibility of shareholders

BBVA Francés is a corporation established under the Argentine laws, and the responsibility of its shareholders is limited to the value of the paid - in shares, in accordance with General Law of Companies (Law No. 19,550). As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority shareholders nor the local or foreign shareholders will respond, in excess of the mentioned paid-in shareholding, for the liabilities arising out of the transactions performed by the financial institution.

1.4.	Registration with National Securities Commission (CNV)

The Capital Markets Law No. 26,831, enacted on December 28, 2012 and then regulated by CNV’s General Resolution No. 622/13 issued on September 5, 2013 sets forth, in its Section 47 that agents are under a duty to register with the CNV for interacting with the market in any of the modalities established in CNV’s General Resolution No. 622/13. On September 9 and 19, 2014, the Bank was registered as Mutual Funds’ Custodian Agent, under No. 4 and as a “Settlement and Clearing Agent – Comprehensive”, under No. 42.

1.5.	Restatement of previously issued Consolidated Financial Statements

The Bank has restated its previously reported Consolidated Statements of Cash Flows for the years ended December 31, 2016 and 2015, to correct the following: (a) erroneous presentation of income tax payments as cash flow used in financing activity instead of cash flow used in operating activities, and (b) erroneous presentation of the effect of exchange rate changes on cash and cash equivalent as part of cash flows provided by operating activities.

The effects of this restatement on the Bank’s previously issued Consolidated Statement of Cash Flows is as follows:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

Year ended December 31, 2016	As reported	Adjustment	As restated

Operating activities
Net collections/ (payments) from:
Government and corporate securities	5,777,814	—	5,777,814
Loans	(4,559,752)	(3,256,787)	(7,816,539)
to financial sector	(84,701)	—	(84,701)
to non-financial public sector	37	—	37
to non-financial private sector and resident abroad	(4,475,088)	(3,256,787)	(7,731,875)
Other receivables from financial transactions	(242,144)	—	(242,144)
Receivables from financial leases	360,480	—	360,480
Deposits	28,094,626	—	28,094,626
to financial sector	153,248	—	153,248
to non-financial public sector	(510,870)	—	(510,870)
to non-financial private sector and resident abroad	28,452,248	—	28,452,248
Other liabilities from financial transactions	326,222	—	326,222
Financing from financial or inter-financial sector (calls borrowed)	(28,700)	—	(28,700)
Others (except liabilities included in Financing Activities)	354,922	—	354,922
Collections related to service change income	8,262,943	—	8,262,943
Payments related to service change expense	(3,929,469)	—	(3,929,469)
Operating expenses paid	(8,932,771)	—	(8,932,771)
Organizational and development expenses paid	(161,812)	—	(161,812)
Net (payments) collections from punitive interest	35,508	—	35,508
Differences from judicial resolutions paid	(7,923)	—	(7,923)
Collections of dividends from other companies	207,404	—	207,404
Other collections related to other income and expenses	894,352	—	894,352
Net payments related to other operating activities	—	—	—
Payments of income tax	—	(1,755,106)	(1,755,106)
Net cash flows provided by operating activities	26,125,478	(5,011,893)	21,113,585

Investment activities
Net payments from premises and equipment	(419,649)	—	(419,649)
Net payments from other assets	(1,296,999)	—	(1,296,999)
Payments for purchase of investment in other companies	(53,040)	—	(53,040)
Other payments from investment activities	(703,808)	—	(703,808)
Net cash flows used in investment activities	(2,473,496)	—	(2,473,496)

Financing activities
Net collections / (payments) from:
Non-subordinated corporate bonds	312,142	—	312,142
BCRA	(16,884)	—	(16,884)
Banks and international agencies	(790,629)	—	(790,629)
Financing received from local financial institutions	401,963	—	401,963
Dividends paid in cash	(1,463,992)	—	(1,463,992)
Other payments from financing activities	(1,601,761)	1,755,106	153,345
Net cash flows used in financing activities	(3,159,161)	1,755,106	(1,404,055)

Effect of exchange rate changes on cash and cash equivalents	—	3,256,787	3,256,787

Net increase in cash and cash equivalents	20,492,821	—	20,492,821

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

Year ended December 31, 2015	As reported	Adjustment	As restated

Operating activities
Net collections/ (payments) from:
Government and corporate securities	767,825	—	767,825
Loans	(2,748,992)	(3,163,001)	(5,911,993)
to financial sector	(614,149)	—	(614,149)
to non-financial public sector	(67)	—	(67)
to non-financial private sector and resident abroad	(2,134,776)	(3,163,001)	(5,297,777)
Other receivables from financial transactions	(629,460)	—	(629,460)
Receivables from financial leases	(334,209)	—	(334,209)
Deposits	18,836,465	—	18,836,465
to financial sector	17,161	—	17,161
to non-financial public sector	2,100,601	—	2,100,601
to non-financial private sector and resident abroad	16,718,703	—	16,718,703
Other liabilities from financial transactions	4,704,077	—	4,704,077
Financing from financial or inter-financial sector (calls borrowed)	42,951	—	42,951
Others (except liabilities included in Financing Activities)	4,661,126	—	4,661,126
Collections related to service change income	6,117,192	—	6,117,192
Payments related to service change expense	(2,423,411)	—	(2,423,411)
Operating expenses paid	(6,185,266)	—	(6,185,266)
Organizational and development expenses paid	(84,461)	—	(84,461)
Net (payments) collections from punitive interest	29,888	—	29,888
Differences from judicial resolutions paid	(6,615)	—	(6,615)
Collections of dividends from other companies	49,915	—	49,915
Other collections related to other income and expenses	406,214	—	406,214
Net payments related to other operating activities	—	—	—
Payments of income tax	—	(2,277,139)	(2,277,139)
Net cash flows provided by operating activities	18,499,162	(5,440,140)	13,059,022

Investment activities
Net payments from premises and equipment	(282,772)	—	(282,772)
Net payments from other assets	(529,305)	—	(529,305)
Payments for purchase of investment in other companies	—	—	—
Other payments from investment activities	(1,134,776)	—	(1,134,776)
Net cash flows used in investment activities	(1,946,853)	—	(1,946,853)

Financing activities
Net (payments) / collections from:
Non-subordinated corporate bonds	(34,410)	—	(34,410)
BCRA	(23,885)	—	(23,885)
Banks and international agencies	980,900	—	980,900
Financing received from local financial institutions	230,470	—	230,470
Dividends paid in cash	—	—	—
Other payments from financing activities	(2,294,062)	2,277,139	(16,923)
Net cash flows (used in)/ provided by financing activities	(1,140,987)	2,277,139	1,136,152

Effect of exchange rate changes on cash and cash equivalents	—	3,163,001	3,163,001

Net increase in cash and cash equivalents	15,411,322	—	15,411,322

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

NOTE 2—EQUITY INVESTMENTS

2.1.	Consolidated companies

The following summarizes the investment in, and related information of, consolidated companies.

		Shares			Percentage of ownership over
	Core business	Type	Quantity		Capital		Votes
			December 31,		December 31,		December 31,
Companies			2017	2016	2017	2016	2017	2016
BBVA Francés Valores S.A.	Stockbroker	Common	12,396	12,396	96.9953	96.9953	96.9953	96.9953
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Pensions fund manager	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
PSA Finance Argentina Cía. Financiera S.A.	Financial institution	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
Volkswagen Financial Services S.A.	Financial institution	Common	253,470,000	23,970,000	51.0000	51.0000	51.0000	51.0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Fund Manager	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000

(1)	It has an effective 95.00% ownership interest in the capital stock of the company and has an indirect 4.8498% ownership interest through BBVA Francés Valores S.A.

2.2.	Other equity investments

The following are all interests that the Bank holds in financial and non-financial institutions wherever such a position represented an ownership in excess of 2% of the invested companies’ capital stock as of December 31, 2017.

Investment	Countr	% of Shares Owned	Core business	Investment in Other Companies (in thousands of pesos)
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	316,725
BBVA Consolidar Seguros S.A.	Argentina	12.22%	Insurance company	132,925
Interbanking S.A.	Argentina	11.11%	Information services for financial markets	18,798
Prisma Medios de Pagos S.A.	Argentina	10.48%	Credit card issuer	184,502
Sedesa S.A.	Argentina	9.36%	Deposit guarantee fund	92
Coelsa S.A.	Argentina	8.72%	Clearing house	58
Argencontrol S.A.	Argentina	7.77%	Agent mandatory	54

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

3.1.	Basis of presentation

The accounting policies and financial statements presentation conform to the rules prescribed or permitted by Argentina Central Bank (BCRA GAAP) responsible for setting the generally accepted accounting principles for all financial institutions in Argentina. In accordance with the procedures set forth in BCRA GAAP and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), BBVA Banco Francés S.A. has consolidated - line by line – its balance sheets as of December 31, 2017, 2016 and 2015, as per the following detail:

a)	With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía. Financiera S.A., BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the years ended December 31, 2017, 2016 and 2015.

b)	With the financial statements of Volkswagen Financial Services Compañía Financiera S.A. as of December 31, 2017 and 2016, since the interests in its Company was acquired on September 26, 2016.

Interests in consolidated companies are listed in Note 2.

3.2.	Unit of measurement

In accordance with Decree No. 664/03 issued by the Federal Executive, Resolution No. 441 issued by the CNV and Communication “A” 3921 of the BCRA, the Bank discontinued the application of inflation accounting as of March 1, 2003.

Argentina’s professional accounting standards require the application of Technical Resolution No. 6 issued by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) (modified by Technical Resolution No. 39) which prescribes the inflation accounting when the country's economic environment exhibits certain features. In case inflation accounting became mandatory, it is performed as from the last date when the Bank applied inflation accounting.

As of December 31, 2017, the features determined by Argentina's professional accounting standards were not observed and, therefore, inflation accounting has not been applied to these consolidated financial statements.

3.3.	Comparative information

The Consolidated Financial Statements as of December 31, 2017 include comparative information with the Consolidated Financial Statements as of December 31, 2016 and 2015, which have been restated as mentioned in Note 1.5.

3.4.	Valuation methods

The main valuation methods used in the preparation of the Consolidated Financial Statements have been as follows:

3.4.1.	Foreign currency assets and liabilities

As of December 31, 2017 and 2016, such amounts were translated into pesos at the BCRA benchmark exchange rate as at the closing date of transactions on the last business day of the year. The exchange differences were booked in the related Consolidated Income Statements for each year.

3.4.2.	Government and corporate securities

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

a)	Government securities at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of December 31, 2017 and 2016. Differences in listed prices were credited/charged to income for each year.

b)	Government securities at amortized cost and instruments issued by the BCRA at amortized cost: as of December 31, 2017 and 2016, these were valued using the amount of initial recognition, plus interest accrued using the instruments’ interest rate of return (IRR).

c)	Corporate securities - Listed corporate securities representative of equity: they were valued based on current listed prices as of December 31, 2017 and 2016. Differences in quoted prices were booked in the related Consolidated Income Statements for each year.

3.4.3.	Government loans

Federal Government secured loans – Decree No. 1387/01:

As of December 31, 2016, the secured loans were valued at the highest amount between the present value as estimated by the BCRA and the book value in accordance with the provisions in the BCRA’s Communication “A” 5180. As of December 31, 2017, these secured loans were fully collected.

3.4.4.     Benchmark stabilization coefficient (CER)

As of December 31, 2017 and 2016, the following receivables and payables have been adjusted to the CER as follows:

a)	Federal Government Secured Bonds maturing in 2020: they have been adjusted pursuant to Resolution No. 539/2002 issued by the Argentine Ministry of Economy, which resolved that the CER for 5 (five) working days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

b)	National Treasury Bonds maturing in 2020 and 2021: they have been adjusted as per the CER reported by the BCRA, for 10 (ten) working days prior to the maturity of the related interest or capital repayment service.

c)	Loans and deposits of Units of Purchasing Value (UVA) adjusted by CER: they have been adjusted according to the value of the UVA published by the BCRA at the end of the year.

d)	Deposits and other assets and liabilities: when applicable, the CER for the day of the end of the year was applied.

As of December 31, 2016, the Federal Government Secured Loans were adjusted pursuant to Resolution No. 50/2002 issued by the Argentine Ministry of Economy, which resolved that the CER for 10 (ten) working days prior to the maturity date of the related service will be considered for yield and repayments of the loans (See Note 3.4.3.).

3.4.5.	Allowance for loans losses and provisions for contingent commitments

For loans, other receivables from financial transactions covered by debtor classification regulations, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance with their payment obligations and the collaterals supporting the respective transactions and their financial conditions in the case of commercial portfolio. For consumer portfolio, allowances are recognized based on day-past-due recorded at the end of each fiscal year in accordance to BCRA regulations, as provided by Communication “A” 2950 and supplemental by the BCRA. In relation to possible commitments, the Bank evaluates the appropriate amount of provisions that are recorded under “Provisions” in accordance to BCRA GAAP.

3.4.6.	Interest accrual

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities which were recognized on a linear basis.

The Bank suspends the accrual of interest generally when the related loan is non-performing and the collection of interest and principal is in doubt. Accrued interest remains on the Bank’s books and is considered a part of the loan balance when determining the allowance for loan losses. Interest is then recognized on a cash basis after reducing the balance of accrued interest, if applicable.

3.4.7.	Unlisted Corporate Securities

They were valued at acquisition cost plus income accrued but not collected as of December 31, 2017 and 2016.

3.4.8.	Instruments to be received and to be delivered for spot and forward transactions pending settlement

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

The Bank purchases and sells foreign currencies, listed Government and other securities on behalf of its customers which settle at a later date. An asset or liability is recognized for the amount due from or to the customer and a corresponding asset or liability is recognized for the currency or listed securities to be exchanged.

The Bank’s receivables or payables representing the future receipt or delivery of currencies or securities are adjusted to reflect the current market price of such currencies or securities. The amount of such market price differences is recorded in the Consolidated Income Statement for each year.

Forward sales and purchases of securities were valued as follows:

a)	Foreign currency: they were valued according to the benchmark exchange rate published by the BCRA for each currency determined on the last business day of each year.

b)	Securities: government and corporate securities and instruments issued by BCRA at fair value and at amortized cost, were valued according to the method described in Note 3.4.2. as of December 31, 2017 and 2016.

3.4.9.	Amounts receivable and payable for spot and forward transactions pending settlement

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2017 and 2016.

3.4.10.	Receivables from financial leases

As of December 31, 2017 and 2016, they were valued at the present value of the sum of the periodic installments and the purchase option previously established, calculated as per the conditions agreed upon in the respective leases, applying the implicit interest rate thereto.

3.4.11.	Investments in other companies

They have been valued according to the following methods:

a)	Prisma Medios de Pago S.A., Rombo Cía. Financiera S.A., BBVA Consolidar Seguros S.A. and Interbanking S.A.: as of December 31, 2017 and 2016 were valued by the equity method based on audited financial statements, at the end of each year.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

b)	Other: as of December 31, 2017 and 2016 were valued at acquisition cost, without exceeding their recoverable value.

3.4.12.	Premises and equipment and Other assets

They have been valued at acquisition cost, less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned, without exceeding their recoverable value.

As mentioned in Note 1.2.2. Bank properties were appraised during 1981, and subject to inflation accounting until March 2003 (see Note 3.2.).

3.4.13.	Intangible assets

a)	Organization and development costs: were valued at cost less accumulated amortization calculated in proportion to the months of estimated useful life.

b)	Goodwill: it is valued at cost less accumulated amortization calculated in proportion to the estimated useful life determined in months. The cost was determined as the difference between the total amount paid and the share of the book equity acquired of Volkswagen Financial Services Compañía Financiera S.A., at the date of acquisition.

3.4.14.	Derivative transactions

Interest rate swaps and Forward transactions:

(i)	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of each year.

(ii)	Forward transactions receivable/payable in pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of year as applied to stated notional amounts

Repo and Reverse Repo transactions:

As of December 31, 2017 and 2016, the repos whose underlying assets are not subject to the volatilities published by the BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were booked in the Consolidated Income Statement for each year.

3.4.15.	Employee termination benefits

The Bank books employee termination benefits in the Consolidated Income Statements at the moment of its payment.

3.4.16.	Other liabilities

Other liabilities include the accounts payable not related to financial transactions, plus any accruals as of December 31, 2017 and 2016.

3.4.17.	Provisions

Except as indicated in Note 5 below, in relation to the provision for contingencies prescribed by BCRA through Memorandum No. 6/2017, contingency provisions comprise the amounts estimated to cover probable contingencies that, if they occur, would result in a loss for the Bank and its subsidiaries.

In the case of actions initiated by Consumer Associations (class actions) for indeterminate amounts related to the collection of certain financial charges, the Bank and its legal advisors have carried out an analysis of said claims, and have responded by rejecting the arguments put forward by said associations, based on the illegitimacy of the claims,

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

the applicable regulations, as well as the terms of prescription in force at the date of filing of the claims. On the basis of this assessment, no material adverse effects are expected in this regard.

3.4.18.	Shareholders’ equity accounts

The inflation effect until March 2003 (See Note 3.2.) of “Capital Stock” and “Non capitalized contributions” is included in the “Adjustment to Shareholders Equity.

3.4.19.	Income tax expenses

Income tax expense includes current and deferred tax which is fully provided in accordance with BCRA GAAP. Current tax comprises the tax accrual for the year. Deferred tax is recognized in respect of temporary differences between the book value of assets and liabilities and the amounts used for tax purposes. Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used.

In this respect, the Bank received a note from the BCRA dated June 19, 2003, whereby it was notified that the criterion it had applied is not admitted by BCRA GAAP. On June 26, 2003, and based on the opinion of its legal advisors, the Bank answered said note pointing out that in the Bank’s opinion, BCRA GAAP do not prevent the application of the deferred tax method. BCRA Resolution No. 118/03 received on October 7, 2003 confirmed the regulatory accounting criteria and therefore, as from that date, the Bank booked an allowance equivalent to the net deferred tax asset balance.

Note 5 to these Consolidated Financial Statements provides details on current and deferred tax positions as of December 31, 2017 and December 31, 2016 as well as of the criteria applied to determine the income tax accrual for the year ended on December 31, 2016.

3.4.20.	Consolidated Statements of Cash Flows

The Consolidated Statements of Cash Flows as of December 31, 2017, 2016 and 2015 explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	December 31,
	2017	2016	2015

a) Cash and due from banks	37,664,382	48,226,107	27,970,286

b) Loans to financial sector, call granted maturity date less than three months	1,860,000	630,000	393,000

CASH AND CASH EQUIVALENTS	39,524,382	48,856,107	28,363,286

Loans to the financial sector and call granted with a maturity of less than three months is considered to be cash equivalents because such loans are held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their contractual maturity is less than three months.

3.4.21.	Use of accounting estimates

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank to use assumptions and estimates that affect certain assets such as allowances for loan losses and certain liabilities such as provisions for other contingencies as well as the reported amounts of income/loss during each year. Actual results may differ from such estimates.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

NOTE 4—DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

The Bank has prepared these Consolidated Financial Statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria established by the Argentine Professional Accounting Standards (“AGAAP”).

The main differences between the regulations of the BCRA and AGAAPs are detailed below:

4.1.	Valuation criteria

a)	Provisions for contingencies according to Memorandum No. 6/2017 of the BCRA:

As set forth in Note 5, the recognition of a provision for contingencies equivalent to tax deduction related to the effect of inflation in determining the taxable income for year 2016 is a departure from AGAAP.

If AGAAP are applied, no provision is required, and the Net income for the year ended December 31, 2017 increases in 1,185,800.

b)	Allowance for deferred tax asset, net as per the BCRA’s Resolution No. 118/03:

In accordance with AGAAP (Technical Resolution No. 17), and as detailed in Note 5, the Bank recognizes income tax by applying the deferred tax method, recognizing the respective net deferred tax asset in “Other receivables – Other” for 791,760 and 593,924 as of December 31, 2017 and 2016, respectively.

This notwithstanding, in compliance with Resolution No. 118/03 issued by the BCRA, the Bank books an allowance equivalent to the total amount of the net deferred tax asset recognized at the end of the year, which deviates from AGAAP.

If AGAAP is applied, no allowance is required and the Net income for the years ended December 31, 2017, 2016 and 2015, increases by 197,836, 327,423 and 6,800 respectively.

c)	Consolidation of PSA Finance Argentina Compañía Financiera S.A.

The BCRA permitted, through Resolution No. 371/2004, the consolidation of PSA Finance Argentina Compañía. Financiera S.A. for the purposes of complying with the Publication Regime established by the abovementioned regulatory entity. The application of this Resolution does not conform to AGAAP.

d)	Derivative financial instruments

As explained in Notes 3.4.14. and 12, as of December 31, 2017 and 2016, the Bank recorded the effects of interest rate swap agreements accordance with BCRA GAAP. If the Bank had booked them in the manner prescribed by AGAAP, the Bank’s shareholders’ equity would have decreased by 24,643 and 33,103, as of December 31, 2017 and 2016, respectively. Besides, the effect on the Consolidated Income Statements for the years ended on December 31, 2017, 2016 and 2015 would have been 8,460 (income), 197 (loss) and 41,719 (loss), respectively.

4.2.	Other differences with AGAAP

If AGAAP were enforced in the manner detailed above, the value of “Investments in other companies” would rise by 98,566 and 69,629 as of December 31, 2017 and 2016, respectively, which would in turn entail an increase in income of 28,937 and 39,003 as of December 31, 2017 and 2016, respectively, in accordance with the following detail:

-     Rombo Compañía Financiera S.A. does not apply the deferred income tax method to determine the income tax expense. In accordance with AGAAP, a deferred tax asset (including any unused tax loss carryforward) should be recognized to the extent that probable that future taxable income will be available against which they can be used.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

-     The commissions paid by Rombo Compañía Financiera S.A. to car dealerships for placement of lines of credit with companies and with the public in general for purchases and sales of cars which, according BCRA GAAP are recognized as expenses should be accrued during the effective term of the loans originated by such dealerships in the manner required by AGAAP.

-     Rombo Compañía Financiera S.A. recorded the effects of interest rate swap agreements in the manner prescribed by the BCRA, which differs from AGAAP.

NOTE 5—INCOME TAX

As of December 31, 2017 and 2016, the Bank has recognized a deferred tax asset, net equivalent to 791,760 and 628,401 respectively in “Other receivables – Other”, thus booking an allowance for an equivalent amount as of each date.

On December 29, 2017, Law No. 27,430 was enacted through Decree No. 1112/2017 issued by the Argentine Executive Branch, which established changes to the tax regime and set a gradual reduction of the income tax rate, which shall be 30% for fiscal years beginning as from January 1, 2018 and up to December 31, 2019, while the rate shall be 25% for years beginning as from 2020. These changes in income tax rates have been considered to calculate the deferred tax as of December 31, 2017.

a)	Income tax – Tax deduction related to the effect in determining the taxable income for the year 2016

On May 10, 2017, on the basis of related legal precedents, the Bank approved the filing of a petition for the courts to declare Section 39 of Law No. 24,073, Section 4 of Law No. 25,561 and Section 5 of the Argentine Executive Branch’s Decree No. 214/02 as well as all other provisions prohibiting the applicability of the inflation adjustment mechanism prescribed by Law No. 20,628, as amended, to be unconstitutional in the light of the confiscatory effect that these provisions entail in this specific case. The Bank therefore filed its Income tax return for the year ended December 31, 2016 having applied the inflation adjustment mechanism in its preparation.

The net impact of this measure is a reduction in the Income Tax Expense for the year ended on December 31, 2016 for 1,185,800 booked in “Other Income – Other” as of December 31, 2017 (See Note 6.i)).

Pursuant to Memorandum No. 6/2017 dated May 29, 2017, the BCRA, in its capacity of accounting standards setter, requested the Bank to book a provision for contingencies equivalent to the income booked on the following grounds: “the re-calculation of income tax by application of the inflation adjustment is not contemplated by the BCRA’s accounting standards” without judging the decisions made by the Bank’s corporate governance bodies or the rights to which the Bank could be entitled in the action filed.

In response to this Memorandum, the Bank filed its respective defenses ratifying its position and providing the background information surrounding the accounting entry. This notwithstanding, the Bank posted the requested provision specifically fulfilling the Argentine Central Bank’s request in “Provisions for other contingencies” – under Liabilities and in “Other expenses – Charge for impairment allowance and provisions” in the Consolidated Income Statement.

As a result of the evaluation conducted, and on the basis of the opinion rendered by its legal and tax advisors, the Bank considers that the chances of obtaining at the ultimate judicial instance a court decision in support of a method to calculate income tax for this fiscal period that includes a deduction for the effects of inflation are much higher than a judgment that disallows such adjustment in view of the confiscation inherent in the tax rate derived from non-application of the inflation adjustment mechanisms.

Therefore, the fact that the Bank has booked a provision for contingencies as prescribed by the BCRA results in a departure from the Professional Accounting Standards in force in Argentina (See Note 4.1.a)).

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

b)	Income tax – motions for refund of amounts paid for fiscal years 2013, 2014 and 2015

-     BBVA Banco Francés S.A.

In connection with the years 2013, 2014 and 2015, the Bank determined its taxable income without applying the inflation adjustment mechanism for tax purposes, which led to income taxes paid in excess for 264,257, 647,945 and 555,002 in those periods.

On the basis of the arguments presented in the preceding paragraphs, on November 19, 2015 a prior administrative claim for the recovery of these overpayments was filed with the administrative authorities in connection with the periods 2013 and 2014. On September 23, 2016 a complaint was filed with the courts for both periods in view of the administrative authorities’ failure to answer.

In addition, on April 4, 2017, a petition was filed for the recovery of the tax paid in excess for year 2015. Likewise, on December 29, 2017, the related complaint was filed with the court for that year.

As of the date of these financial statements, the tax authorities had not yet released a response to the motions lodged.

-     PSA Compañía Financiera S.A.

Furthermore, PSA Compañía Financiera S.A., one of our subsidiaries, submitted the sworn statement for income tax corresponding to fiscal year 2002 in May 2003, which amounted to 3,548 without application of the regulations contained in Title VI of the income tax law with reference to adjustment for inflation. Had such adjustment been effected, the tax result would have been negative. In the understanding that, in order to maintain a reasonable relationship with the factual situation prevailing in the period covered by the sworn statement, it would have been pertinent to apply the above-mentioned adjustment for inflation, on 29 September 2003 the Company initiated a claim for repetition before the Federal Public Income Administration (AFIP) to demand reimbursement of the total tax paid in excess plus any applicable interest.

On May 17, 2007, the AFIP rejected the claim for repetition and, as a result of such decision, on June 8, 2007 the Company submitted an appeal for reconsideration which was rejected on the same terms by the fiscal body on November 3, 2008, thus canceling the administrative instance. On November 24, 2008, an administrative contentious claim was filed in the first instance.

For the same purpose, on November 9, 2010, the Company submitted a prior administrative claim for repetition before the AFIP to demand the reimbursement of 3,776 for income tax plus interest for the fiscal years 2005, 2006 and 2007, based on application of the tax adjustment for inflation. On February 2, 2011 the AFIP rejected the claim for repetition, as a consequence of which the Company filed an administrative contentious first-instance claim on February 22, 2011.

On July 31, 2012, a sentence was pronounced admitting repetition for the totality of the amount so claimed, plus interest. An appeal to the sentence was brought by the AFIP, which was granted and referred to consideration by Room 5 of the National Chamber of Appeals in Federal Administrative Contentious Matters.

On July 4, 2013, Room 5 of the National Chamber of Appeals in Federal Administrative Contentious Matters confirmed the first-instance sentence and rejected the appeal made by the State. The State then filed an ordinary appeal to the National Supreme Court of Justice, which was formally admitted by the Chamber. On June 24, 2014, a sentence was pronounced in favor of the Company. It must be pointed out that, as a consequence of the above, on July 25, 2017 the Company submitted before the AFIP a request for reimbursement in respect of fiscal year 2002, as determined by the favorable sentence issued by the Supreme Court.

In compliance with AGAAP, the Bank has not recorded any assets in connection with the above mentioned situation.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

NOTE 6— BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

Detailed below are the balances of certain accounts:

	December 31,
	2017	2016
a) GOVERNMENT AND CORPORATE SECURITIES

Government securities at fair value

Federal Government Bonds in US Dollar 8.75% maturing 2024	9,464,836	—
Secured Bonds due in 2020	1,504,278	1,737,508
Federal Government Bonds adjusted by CER due 2021	64,757	649,721
National Treasury Bonds in Pesos fixed rate maturing 09/19/18	—	542,000
National Treasury Bonds fixed rate maturing 2021	19,776	327,356
Peso-denominated Discount governed by Argentine Law maturing in 2033	—	227,048
Federal Government Bonds in Pesos Badlar + 325 basis points maturing in 2020	166	219,240
Federal Government Bonds in US Dollar 7% maturing in 2017	—	197,363
National Treasury Bonds fixed rate maturing 2023	398,162	193,022
Treasury Bills in US Dollar maturing 02/23/2018	1,500,077	—
Treasury Bills in US Dollar maturing 11/16/2018	826,467	—
Treasury Bills in US Dollar maturing 03/16/2018	546,837	—
Federal Government Bonds in Pesos BADLAR + 200 basis points maturing 2022	471,717	—
Treasury Bills in US Dollar maturing 05/11/2018	275,861	—
National Treasury Bonds in Pesos fixed rate maturing 09/19/2018	138,271	—
Other	108,203	211,673
Total	15,319,408	4,304,931

Government securities at amortized cost

Treasury Bills in US Dollar maturing 10/12/2018	395,987	—
Treasury Bills in US Dollar to 375 days maturing 04/27/2018	385,645	—
Treasury Bills in US Dollar maturing 04/27/2018	305,651	—
Treasury Bills in US Dollar maturing 01/26/2018	258,607	—
Treasury Bills in US Dollar maturing 12/14/2018	243,401	—
Treasury Bills in US Dollar maturing 03/20/2017	—	787,486
Debt Securities of the Province of Buenos Aires in pesos Series II	—	100,277
Other	3,913	16,326
Total	1,593,204	904,089

Instruments issued by the BCRA

BCRA Bills (LEBAC) - Fair value	16,121,151	242,290
BCRA Bills (LEBAC) - Amortized cost	541,989	7,132,813
Total	16,663,140	7,375,103

Investments in corporate securities

Investment Fund - FBA Ahorro Pesos	216,164	121,775
Share in Bolsas y Mercados Argentinos (BYMA)	85,000	—
Investment Fund - FBA Renta Fija Plus	82,043	—
Share in Mercado de Valores (VALO)	35,417	—
Investment Fund - FBA Bonos Argentina	22,079	17,600
Investment Fund - FBA Renta Pesos Plus	11,894	10,083
Investment Fund - FBA Renta Mixta	6,817	—

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

	December 31,
	2017	2016
Investment Fund - FBA Renta Latam Bonos	5,203	—
Other	8,301	5,441
Total	472,918	154,899

Less allowances	225	213

Total	34,048,445	12,738,809

b) LOANS – Other

Loans for pre-financing and export financing	23,147,427	8,486,700
Other fixed-rate financial loans	5,404,633	2,948,343
Credit line loans for production and financial inclusion	1,542,491	1,936,170
Loans to financial entities not resident in Argentina	63,394	1,674,658
Corporate financial loans in US dollars	1,295,420	—
Syndicated loans in US dollars	938,710	—
Other loans to car dealers	2,310,378	1,454,016
Other loans at reduced rate	86,110	208,399
Other	2,013,932	1,045,844
	36,802,495	17,754,130

c) INVESTMENTS IN OTHER COMPANIES

In Financial institutions

Rombo Cía. Financiera Argentina SA	316,724	295,599
Banco Latinoamericano de Comercio Exterior SA	4,724	3,990
	321,448	299,589

Other

In other non-controlled companies- unlisted	133,161	109,981
In non-controlled companies-supplementary activities	203,990	98,060
Total	337,151	208,041

d) OTHER RECEIVABLES – Other

Guarantee deposits	1,475,728	1,120,490
Net deferred tax asset (1)	791,760	628,401
Tax prepayments	83,535	76,447
Miscellaneous receivables	774,654	637,255
Prepayments	715,055	404,927
Loans to personnel	594,436	175,507
Advances to personnel	45,332	118,544
Other	6,611	25,074
Total	4,487,111	3,186,645

(1)	Compensated with the same amount recorded in the "provisions" account of the item "Miscellaneous Credits", in application of the provisions of Resolution No. 118/2003

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

	December 31,
	2017	2016
e) OTHER LIABILITIES FROM FINANCIAL
TRANSACTIONS – Other

Amounts payable from credit card use	7,576,671	4,724,388
Collections and other operations for the account of third parties	1,613,729	1,569,700
Other withholdings and collections at source	1,505,493	1,320,614
Money orders payable	685,508	538,216
Loans received from Argentine Technological Fund (FONTAR), Banco de Inversión y Comercio Exterior (“BICE”) and Banco Interamericano de Desarrollo (“BID”)	1,627,720	386,851
Fees collected in advance	642,930	332,523
Pending Banelco debit transactions	199,946	147,393
Collections on behalf of third-parties	—	137,134
Social security payment orders pending settlement	20,045	14,945
Funds raised from third parties	150,463	13,392
Other	49,517	118,347
Total	14,072,022	9,303,503

f) OTHER LIABILITIES – Other

Accrued taxes	531,833	422,165
Miscellaneous payables	2,482,982	1,294,341
Accrued salaries and payroll taxes	1,258,173	984,983
Amounts collected in advance	1,111,041	969,780
Income tax payable	1,486,202	1,139,049
Other	51,314	4,559
Total	6,921,545	4,814,877

g) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	160,354,241	102,244,013
Securities representative of investment in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	132,498,391	101,831,865
Securities in custody common investment funds	31,533,051	16,665,210
Checks not yet credited	15,601,084	9,756,237
Collections items	1,528,432	1,264,327
Checks drawn on the Bank pending clearing	998,576	1,125,465
Cash in custody on behalf of the BCRA	—	920,400
Other	188,660	222,730
Total	342,702,435	234,030,247

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

	December 31,
	2017	2016	2015
h) SERVICE EXPENSE - Other

Turn-over tax	796,808	566,787	417,365
Insurance paid on lease transactions	198,311	199,843	152,015
Loan protection insurance	324,079	88,332	—
Other	17,455	41,904	25,427
Total	1,336,653	896,866	594,807

i) OTHER INCOME – Other

Income tax - Tax deduction related to the effect of inflation in determining the taxable income for the Year 2016 (1)	1,185,800	—	—
Deferred income tax (1)	163,431	327,423	6,800
Income from the Credit Card Guarantee Fund	120,489	151,343	64,609
Related parties expenses recovery	35,793	64,820	59,432
Interest on loans to personnel	23,671	26,751	28,812
Income from payment orders	—	18,691	106
Rent	—	—	2,448
Recovery Tax	79,722	39,945	—
Other	121,689	70,670	72,245
Total	1,730,595	699,643	234,452

(1)	An offsetting expense of the same amount was booked in “Other expenses – Charge for impairment allowance and provisions” pursuant the Resolution No. 118/2003 and the Memorandum 6/2017 of the BCRA.

j) OTHER EXPENSES - Other

Interests and fees related to Turnover tax	247,168	—	—
Insurance premiums paid	130,323	33,540	19,378
Donations	30,410	27,545	22,290
Turnover tax	19,874	17,800	10,141
Private health insurance for former employees	30,640	17,206	14,541
Unrecoverable legal costs	647	8,835	—
Charge for administrative, disciplinary and criminal penalties	—	—	48,817
Expense from the Credit Card Guarantee Fund	3,541	—	—
Other (2)	528,996	73,601	50,477
Total	991,599	178,527	165,644

(2)	This includes 393,559 that reflects the regularization in the rate applied to social security contributions starting in December 2013 until March 2017. In December 2013, the Bank reported to the tax authority (“AFIP”) that in accordance with Section 2, Sub-section b) of the Argentine Executive Branch’s Decree No. 814/01 and Section 1 of Law No. 22,016, the Bank would start to apply the 17% tax rate instead of the 21% tax rate to the payment of social security contributions. The rules and regulations in force imposed said tax rate on the stock corporations in which the State holds an ownership interest and are governed by the Argentine Companies Law No. 19,550. The Argentine Government holds an ownership interest in the Bank through the Sustainability Guarantee Fund as from the nationalization of pension fund managers that occurred in the year 2008. Having heard about certain cases in which AFIP turned to arguments that reject the application of the 17% tax rate, the Bank decided to regularize the situation until March 2017 and for the period December 2013 – May 2016 the Bank adhered to the plan of payment in installments prescribed by General Resolution No. 3920/2016 which regulates Law No. 27,260.

NOTE 7— PENALTIES IMPOSED ON THE BANK AND ADMINISTRATIVE PROCEEDINGS INSTITUTED BY THE BCRA

According to the requirements of the Communication “A” 5689 as amended of the BCRA the Bank details below the administrative and-or disciplinary penalties as well as the sentences imposed by criminal trial courts, enforced or brought by BCRA, of which the Bank has been notified:

Administrative Proceedings commenced by the BCRA

a)	“BBVA Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on February 22, 2008 and identified under No. 3511, File No. 100,194/05, on grounds of a breach of the Criminal Foreign Exchange Regime of foreign currency by reason of purchases and sales of US Dollars through the BCRA in excess of the authorized amounts. These totaled 44 transactions involving the Bank´s branches 099, 342, 999 and 320. BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the trial court acquitted all the accused from all charges. The State Attorney’s Office filed an appeal and the Panel A of the Appellate Court with jurisdiction over criminal and economic matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The State Attorney’s

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

Office filed an extraordinary appeal which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice.

b)	“BBVA Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on December 1, 2010 and identified under No. 4539, File No. 18,398/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. BBVA Banco Francés S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) a commercial aide to the Zone Manager, (v) five Branch Managers, (vi) four Back-Office Branch Managers, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division, of the City of Mar del Plata, under File No. 16.377/2016. On June 21, 2017 the court sought to obtain further evidence at its own initiative ordering that a court letter should be sent to the BCRA for it to ascertain if the rules governing the charges pressed in the Case File No. 18.398/05 Summary Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that non-compliance with the provisions in Communication “A” 3471 would not currently be a case of application of the most favorable criminal law. Moreover, the Bank is waiting for an answer by the Court regarding the transfer of the requested court files.

c)	“BBVA Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on December 1, 2010 and identified under No. 4524, File No. 3,406/06 where charges focus on simulated foreign exchange transactions, conducted in the name of a deceased, perpetrated by personnel from the Branch 240 - Mendoza -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. BBVA Banco Francés S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) the Branch Manager, (v) the Back Office Branch Manager and (vi) the Main Cashier. The period for proffering and producing evidence came to a close. The case is being heard the Federal Court No. 1, Criminal department of the city of Mendoza, File No. 23,461/2015. The Federal Court of Mendoza requested by electronic mail to the Federal Justice of Comodoro Rivadavia and Mar del Plata, to certify the causes that are said to be related in terms of procedural object, imputed and legal qualification. The Federal Justice of Comodoro Rivadavia answered the letter partially while the Federal Justice of Mar del Plata has not done so at the date of issuance of these Consolidated Financial Statements.

d)	“BBVA Banco Francés S.A. Over breach of Law No. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on July 26, 2013 and identified under No. 5406, File No. 100,443/12 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 087 - Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The period for proffering and producing evidence came to a close and the BCRA must send the file to Salta’s Federal Court.

e)	“BBVA Banco Francés S.A. over breach of Law No. 19,359”. Administrative Proceedings for foreign exchange offense by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100,068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from Roca Argentina S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), allegedly the services rendered has not been fully evidenced. BBVA Banco Francés S.A. and two of the Bank’s officers holding the positions described below on the date of the charges were accused: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the period for the production of evidence has come to an end. The case is being heard by Federal Court No. 2, in Lomas de Zamora, Province of Buenos Aires, Criminal Division, under File No. 39,130/2017. On October 26, 2017, the Bank filed a request for retroactive application of the most favorable criminal law, given that Communication “A”

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

5264, known as the “lifting of the restriction on foreign trade transactions”, released the payment of services abroad.

The Bank and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force has been made and do not expect an adverse financial impact on these proceedings.

NOTE 8—RESTRICTIONS ON ASSETS

As of December 31, 2017 and 2016, there are Bank’s assets, which are restricted as follows:

a)	The Bank allocated National Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 41,108 as of December 31, 2017 and Secured Bonds maturing in 2020 in the amount of 41,997 as of December 31, 2016, as collateral for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).

b)	The Bank allocated National Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 7,830 as of December 31, 2017 and Secured Bonds maturing in 2020 in the amount of 45,717 as of December 31, 2016, as collateral for funding granted by the Bicentennial Fund.

c)	Also, the Bank has accounts, deposits and trusts allocated as collateral for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures and lawsuits in the amount of 2,932,754 and 2,049,102, as of December 31, 2016 and 2017, respectively.

d)	The Bank allocated National Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 227,946 as of December 31, 2016, as collateral required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic and safekeeping of Bills.

e)	BBVA Francés Valores S.A. has shares in Mercado de Valores de Buenos Aires S.A. (VALO) and Bolsas y Mercados Argentinos S.A. (BYMA), in the amounts of 35,417 and 85,000 as of December 31, 2017, respectively. Those shares are subject to a lien over credit rights in favor of “Crédito y Caución Compañía de Seguros S.A.”.

BBVA Francés Valores S.A. held shares in Mercado de Valores de Buenos Aires S.A. (MERVAL), in the amount of 66,400 as of December 31, 2016. These shares were subject to a lien over credit rights in favor of “CHUBB Argentina de Seguros S.A.”.

NOTE 9—BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

The Bank and PSA Compañía Financiera S.A. are included in the Deposit Guarantee System established by Law No. 24,485, Regulatory Decrees No. 540/95, No. 1292/96, 1127/98 and No. 30/18 and Communication “A” 5943 issued by the BCRA.

Such law provided for the creation of the company “Seguros de Depósitos Sociedad Anónima” (“SEDESA”) for purposes of managing the Deposit Guarantee Fund (the DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

SEDESA was incorporated in August 1995 and the Bank holds a 9.3630 % interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks in a subsidiary and complementary manner to the deposit protection and privilege system established by the Financial Institutions Law.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a four hundred and fifty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the above-mentioned amount, whatever the number of accounts and-or deposits.

In addition, it is established that financial institutions are required to set aside an ordinary contribution to the deposit guarantee insurance equal to 0.015% of their monthly average of daily balances of the items detailed in said regulation.

NOTE 10—TRUST ACTIVITIES

The Bank acts as trustee in 14 trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the trust assets until (i) the debtor (settler) are in noncompliance with their obligations to the the creditors (beneficiaries) at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the remaining assets will be returned to the settler or to whom it may indicate. The trust assets totaled 174,328 and 158,941 as of December 31, 2017 and 2016, respectively, and consist of cash, creditors' rights, real estate and shares.

NOTE 11—CORPORATE BONDS

11.1.	BBVA Francés

On July 15, 2003, an Extraordinary Shareholders’ Meeting approved the establishment of a program (the “Program”) for the issuance and re-issuance of ordinary corporate bonds (non-convertible into shares) with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured subordinated corporate bonds, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was possible to issue and re-issue any number of series and/or classes of corporate bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption did not exceed at any time US$ 300,000,000 (or the equivalent thereof in other currencies). The Program was approved by CNV Resolution No. 14,967 dated November 29, 2004.

The Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2007; extended for 5 (five) years by resolution adopted by the Ordinary and Extraordinary Shareholders’ Meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions No. 16,010 and No. 17,127 dated November 6, 2008 and July 11, 2013, respectively); and the maximum amount of the issuance was successively increased from US$ 300,000,000 to US$ 500,000,000 and from US$ 500,000,000 to US$ 750,000,000 by resolutions adopted by the Ordinary and Extraordinary Shareholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

The following is a detail of the corporate bonds outstanding as of December 31, 2017 and 2016:

Name	Date of Issuance	Nominal Value	Due date	Annual Interest Rate	Residual Nominal Value as of December 31, 2017	Residual Nominal Value as of December 31, 201
Class 9	02/11/2014	145,116	02/11/2017	Private Badlar +4.70%	—	145,116
Class 11	07/18/2014	165,900	07/18/2017	Private Badlar + 3.75%	—	165,900
Class 13	11/13/2014	107,500	11/13/2017	Private Badlar + 3.75%	—	107,500
Class 16	07/30/2015	204,375	07/30/2017	Private Badlar + 3.75%	—	204,375
Class 17	12/28/2015	199,722	06/28/2017	Private Badlar +3.50%	—	199,722
Class 18	12/28/2015	152,500	12/28/2018	Private Badlar + 4.08%	152,500	152,500
Class 19	08/08/2016	207,500	02/08/2018	Private Badlar + 2.40%	207,500	207,500
Class 20	08/08/2016	292,500	08/08/2019	Private Badlar + 3.23%	292,500	292,500
Class 21	11/18/2016	90,000	05/18/2018	Private Badlar + 2.75%	90,000	90,000
Class 22	11/18/2016	181,053	11/18/2019	Private Badlar + 3.50%	181,053	181,053
Class 23	12/27/2017	553,125	12/27/2019	Private Badlar + 3.20%	553,125	—
Class 24	12/27/2017	546,500	12/27/2020	Private Badlar + 4.25%	546,500	—
Total principal					2,023,178	1,746,166
Accrued interest					32,421	52,187
Total principal and accrued interest					2,055,599	1,798,353

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

The issued corporate bonds pay interest on a quarterly basis, were fully subscribed and paid in and will be fully amortized at maturity.

As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of Classes 9, 11, 13, 17, 18, 23 and 24 were applied to the reimbursement of time deposits and demand accounts, the proceeds from the issuance of Classes 19, 20, 21 and 22 were applied to commercial lending and those obtained from the issuance of Class 16 were applied to the redemption of corporate bonds Class 8.

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

On March 17, 2017, the Ordinary and Extraordinary Shareholders' Meeting of PSA Finance Argentina Compañía Financiera S.A., resolved to increase the maximum amount of the Global Program for the issuance of Corporate Bonds from 800,000 to 3,000,000, and was approved by the CNV through Resolution No. 18,620 dated April 25, 2017.

As of December 31, 2017 and 2016, the characteristics of each of the corporate bond series so issued are detailed below:

Name	Date of Issuance	Nominal Value	Due date	Annual Interest Rate	Residual Nominal Value as of December 31, 2017	Residual Nominal Value as of December 31, 2016
Serie XX	05/10/2016	150,000	11/10/2017	Private Badlar + 3.90%	—	150,000
Serie XXI	11/15/2016	129,000	11/15/2017	Fixed Rate 23.75%	—	129,000
Serie XXII	11/15/2016	121,000	05/15/2018	Private Badlar + 3.25%	80,671	121,000
Serie XXIII	05/10/2017	300,000	05/10/2019	Private Badlar + 2.84%	300,000	—
Serie XXIV	10/20/2017	410,000	10/20/2019	Private Badlar + 4.24%	410,000	—
Total principal					790,671	400,000
Accrued interest					35,677	12,725
Total principal and accrued interest					826,348	412,725

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

According to the provisions of the Corporate Bonds Law and BCRA regulations, the funds obtained from all the series were applied to the granting of loans for the purchase of motor vehicles and/or refinancing of liabilities.

NOTE 12—DERIVATIVE FINANCIAL INSTRUMENTS

▪	Transactions as of December 31, 2017:

a)	Interest rate swaps for 2,501,304 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years and 1,066,670 more than 2 years for which the Bank pays a variable amount in accordance with changes in Badlar (benchmark rate) and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the criteria described in Note 3.4.14.(i), recognizing an expense of 3,974 for the year, recorded under “Other liabilities from financial transactions” as of December 31, 2017.

The estimated fair value of said instruments amounts to 38,552 (liabilities). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of December 31, 2017, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 3,567,974. The balances receivable for 775 is recorded under “Other Receivables from Financial Transactions – Non deliverable forward transactions balances to be settled”, while the balances payable for 14,671 is recorded under “Other liabilities from financial transactions – Non deliverable forward transactions balances to be settled”.

b)	Interest rate swap for 17,853 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes the Badlar (benchmark rate), and receives a fixed amount based on stated notional amounts.

As of December 31, 2017 the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 17,853.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in pesos, maturing within a period not exceeding 1 year, for 12,671,490 and 12,592,256, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively. The balances receivable for 113,847 is recorded under “Other Receivables from Financial Transactions - Non deliverable forward transactions balances to be settled”, while the balances payable for 144,973 is recorded under “Other liabilities from financial transactions – Non deliverable forward transactions balances to be settled”.

These transactions have been conducted through the MAE (Mercado Abierto Electrónico) and ROFEX (Mercado a Término Rosario), with daily settlement in pesos or settlement at maturity and valued in the manner described in Note 3.4.14.(ii)).

During the year ended December 31, 2017, they have generated income amounting to 55,123, recorded under “Other receivables from financial transactions” as of December 31, 2017.

d)	Forward sales of BCRA Bills under repurchase agreements for 1,806,827 and Government Securities for 9,843,814, which are recorded under “Other liabilities from financial transactions – Instruments to be received for spot and forward purchases to be settled”. Also included are two repurchase agreements entered into over Government securities denominated in US Dollars falling due in 2024 for 9,424,836 conducted in August and September 2017 with the Argentine Republic for a total of US$ 250,000,000.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

These transactions have been valued in accordance with the criteria described in Note 3.4.8., recognizing the amount of 454,754 as income during the year, recorded under “Other receivables from financial transactions” as of December 31, 2017.

e)	Forward purchase transactions in connection with reverse repurchase agreements over the Argentine Central Bank’s bills and Government Securities in the amount of 296,630 and 21,080, respectively, which have been posted in the caption “Other receivables from financial transactions – Securities to be received for spot purchases to be settled and in the forward modality”.

These transactions have been valued in accordance with the criteria described in Note 3.4.8., generating an expense of 122,479 at year-end, recorded under “Other liabilities from financial transactions” as of December 31, 2017.

▪	Transactions as of December 31, 2016:

a)	Interest rate swaps for 1,713,500 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years and 242,778 more than 2 years for which the Bank pays a variable amount in accordance with changes in Badlar(benchmark rate), and receives a fixed amount based on stated notional amounts.

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

As of December 31, 2017, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 1,956,278.

b)	Interest rate swap for 24,084 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

As of December 31, 2016 the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 24,084.

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

These transactions have been conducted through the MAE (Mercado Abierto Electrónico) and ROFEX (Mercado a Término Rosario), with daily settlement in pesos or settlement at maturity and valued in the manner described in Note 3.4.14.(ii). They generated an income of 221,078 for the year ended December 31, 2016.

d)	Forward sales of BCRA Bills under repurchase agreements for 64,872, which are recorded under “Other liabilities from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in Note 3.4.8. recognizing the amount of 70,390 as income for year ended December 31, 2016.

e)	Forward purchases of BCRA Bills under reverse repurchase agreements for 134,027 and 1,065 of government securities, which are recorded under “Other assets from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in Note 3.4.8. recognizing the amount of 141,395 as expense for the year ended December 31, 2016.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

▪	Transactions as of December 31, 2015:

a)	Interest rate swaps for 920,053 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, (benchmark rate), and receives a fixed amount based on stated notional amounts and interest rate swaps for 13,000 (Badlar versus Taxed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount in accordance with changes in the Badlar, (benchmark rate), and receives a variable amount in accordance with changes in the Badlar, (benchmark rate).

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

As December 31, 2015, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 933,053.

b)	Interest rate swap for 30,315 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, (benchmark rate), and receives a fixed amount based on stated notional amounts.

As of December 31, 2015 the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 30,315.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 5,876,854 and 5,843,638, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been conducted through the MAE (Mercado Abierto Electrónico) and ROFEX (Mercado a Término Rosario), with daily settlement in pesos or settlement at maturity and valued in the manner described in Note 3.4.14.(ii). They generated an income of 500,661 for the year ended December 31, 2015.

d)	The Bank does not carry any pending balances associated to repos in force at December 31, 2015. However, the transactions conducted at December 31, 2015 have yielded a gain of 70,562 gain at December 31, 2015.

e)	The Bank does not carry any pending balances associated to reverse repos in force at December 31, 2015. However, the transactions conducted at December 31, 2015 have yielded a loss of 43,503 as of loss at December 31, 2015.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

NOTE 13—COMPLIANCE WITH CNV REQUIREMENTS

13.1.	Minimum Shareholders’ Equity and Minimum of liquid assets:

According to CNV’s General Resolution No. 622/13, the minimum Shareholders’ Equity required to operate as “Settlement and Clearing Agent – Comprehensive” and “Mutual Funds’ Custodian Agent” would amount to 24,000 and the minimum of liquid assets required by those rules would be 12,000. This amount comprises National Treasury Bonds adjusted by CER due 2021 deposited with the account opened at Caja de Valores S.A. entitled “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés Minimum Counterbalancing Entry”. As of December 31, 2017 and 2016, the Bank’s Shareholders’ Equity and the minimum liquid assets exceed the minimum amounts imposed by the CNV.

13.2.	The Bank’s operations as Mutual Funds’ Custodian Agent

As of December 31, 2017 and 2016, in its capacity as Custodian Agent of “FBA Ahorro Pesos”, “FBA Bonos Argentina”, “FBA Renta Pesos”, “FBA Renta Fija Dólar”, “FBA Renta Fija Dólar Plus”, “FBA Calificado”, “FBA Acciones Argentinas”, “FBA Renta Mixta”, “FBA Horizonte”, “FBA Acciones Latinoamericanas”, “FBA Renta Pesos Plus”, “FBA Horizonte Plus”, “FBA Bonos Globales”, “FBA Renta Fija Plus (ex FBA Commodities)”, “FBA Retorno Total II”, “FBA Bonos Latam”, “FBA Renta Pesos Plus” and “FBA Retorno Total I” managed by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, repos, shares, corporate securities, government securities, indexes, deferred payment checks, securities issued by the BCRA, treasury bills issued by the government of the City of Buenos Aires, Cedears, ADRS, shares in mutual funds and financial trusts in safekeeping in the amount of 31,533,051 and 16,665,210 all of which making up the Fund’s portfolio and booked in “Memorandum Accounts - Debit Accounts -Control - Other”.

The equity of the mutual funds is as follows:

	December 31,
Name of Mutual Fund	2017	2016
FBA Ahorro Pesos	15,207,847	11,269,857
FBA Bonos Argentina	5,602,270	2,793,125
FBA Renta Pesos	4,965,075	2,609,965
FBA Renta Fija Dólar Plus	3,631,659	—
FBA Renta Fija Dólar	3,571,433	—
FBA Calificado	617,636	393,708
FBA Acciones Argentinas	615,530	35,594
FBA Renta Mixta	327,777	9,055
FBA Horizonte	317,162	252,402
FBA Renta Fija (Ex FBA Commodities)	237,710	—
FBA Acciones Latinoamericanas	193,867	101,400
FBA Horizonte Plus	78,972	—
FBA Retorno Total II	34,524	—
FBA Bonos Latam	32,541	—
FBA Renta Pesos Plus	11,894	10,083
FBA Retorno Total I	9,104	—
FBA Bonos Globales	6,837	282
Total	35,461,838	17,475,471

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

Restriction on earnings distributions:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

a)	In accordance with the provisions of BCRA, on April 1, 2018 the Bank’s Ordinary and Extraordinary Shareholders’ Meeting appropriated the amount of 775,653 currently included under Unappropriated earnings to the Legal Reserve.

b)	In accordance with the provisions of current regulations of BCRA on “Earnings distributions” distributable profits shall be calculated considering certain deductions.

On February 27, 2018 the Board of Directors resolved to propose to the shareholders the distribution of dividends in cash for the total amount of 970,000 to be distributed in proportion to the nominal holding of each shareholder equivalent to 1,58326 per share. On April 10, 2018 at the Bank’s Ordinary and Extraordinary Shareholders’ Meeting, the distribution was approved and the payment will be effective on May 9, 2018.

In addition BBVA Francés Valores, in accordance with its Ordinary and Extraordinary Shareholder´s Meeting celebrated on April 19, 2018, established to distribute dividends in cash for the total amount of 20,000 and BBVA Francés Asset Management, in accordance with its Ordinary and Extraordinary Shareholder´s Meeting celebrated on April 20, 2018, established to distribute dividends in cash for the total amount of 221,266.

NOTE 15— REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law No. 26,425- Dissolution and liquidation of Consolidar AFJP S.A.:

Law No. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System. As a consequence, Consolidar AFJP S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System, said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

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

On January 28, 2010, the dissolution of Consolidar AFJP S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (the “IGJ”).

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

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

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

NOTE 16—MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follow:

	December 31,
	2017	2016
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	4,697	2,784
BBVA Francés Valores S.A.	4,822	2,905
PSA Finance Argentina Cía. Financiera S.A.	317,094	352,404
Volkswagen Financial Services Cía. Financiera S.A.	288,144	261,707
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	463	341
TOTAL	615,220	620,141

NOTE 17—COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The following cash accounts are computed for compliance with Minimum Cash Requirements according to the regulations issued by the BCRA, as at December 31, 2017 and 2016:

	December 31,
	2017	2018
COMPUTABLE COMPLIANCE IN PESOS
BCRA Account	13,171,755	12,270,566
Other Accounts in local financial entities	29,717	113,152
Special Guarantee Accounts	868,261	838,156
TOTAL	14,069,733	13,221,874

COMPUTABLE COMPLIANCE IN US DOLLARS
BCRA Account	14,327,347	18,836,305
Other Accounts in local financial entities	—	171
Special Guarantee Accounts	109,305	76,431
TOTAL	14,436,652	18,912,907

COMPUTABLE COMPLIANCE IN EUROS
BCRA Account	650,513	160,628
TOTAL	650,513	160,628

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

NOTE 18—THE BANK’S DOCUMENTATION AND RECORDS – CNV RESOLUTION No. 629/14

The CNV issued its General Resolution No. 629 on August 14, 2014 to introduce changes in its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank keeps the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km, 31,5 of Florencio Varela, Province of Buenos Aires.

In addition, it is put on record that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Section 5, Sub-section a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (Technical Rules 2013 as modified).

NOTE 19—PURCHASE OF STOCK IN VOLKSWAGEN FINANCIAL SERVICES COMPAÑÍA FINANCIERA S.A.

On May 20, 2015, the Bank executed a Stock Purchase Agreement with Grupo Volkswagen, Pursuant to this Stock Purchase Agreement, the Bank acquired 51% of the capital stock of Volkswagen Financial Services Compañía Financiera S.A., equivalent to 23,970,000 non-endorsable, registered, ordinary shares with par value Ps.1 and the right to one vote per share.

On August 26, 2016, pursuant to Resolution No. 332, the BCRA approved the transaction above mentioned. Consequently, on September 26, 2016, 51% of its capital stock was effectively transferred to BBVA Francés and the agreed-upon price, 53,040, was paid.

On September 26, 2016, Volkswagen Credit Compañía Financiera S.A.’s Ordinary and Extraordinary General Shareholders’ Meeting adopted a unanimous resolution whereby the company’s name would be changed to “Volkswagen Financial Services Compañía Financiera S.A.”. Such modification is authorized by BCRA and has been registered with the General Inspection of Justice on November 14, 2016 under the number 22302 of book 82 of Societies for Shares.

Additionally, and as per a resolution adopted by the Shareholders’ Meeting already mentioned, on October 27, 2016, BBVA Francés disbursed 229,500 as a capital increase.

NOTE 20— TRANSITION TO IFRS

BCRA Communication “A” 5541 dated February 12, 2014, set forth that financial institutions were to converge towards the International Financial Reporting Standards, as adopted by the BCRA (“IFRS as adopted by the BCRA”), for application to the preparation of financial statements for the fiscal years starting as of January 1, 2018. IFRS as adopted by the BCRA differs in significant respects to IFRS as issued by the International Accounting Standards Board (“IASB”) (hereinafter referred to as “IFRS”).

Further, the Bank has decided to file with the SEC their financial statements for the year ended December 31, 2018 applying IFRS. As a result, it is not expected that the reconciliation to U.S. GAAP, required by Item 18 of Form 20-F, included in Note 26, will be presented in future periods. For these purposes, the Bank will use the accommodation rule in instruction G of Form 20-F to present the results of two years as opposed to the three years required by Rule 3-02 of Regulation S-X.

When an entity adopts IFRS for the first time, it must follow the requirements of IFRS 1 “First-time adoption of International Financial Reporting Standards”, which establishes certain exceptions and exemptions for first-time

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

adopters regarding the general requirement of retrospectively applying IFRS at the date of transition, in this case January 1, 2017.

The Bank is still working in the process to converge towards the IFRS and IFRS as adopted by BCRA, with the respective adjustments in systems and processes.

An explanation of how the transition to IFRS will affect the Bank’s consolidated balance sheet is set out in the following tables and notes.

-	Reconciliation of consolidated balance sheet as of January 1, 2017 (opening balance):

	Note	BCRA GAAP	Effect of transition to IFRS	IFRS
Assets
Loans	a) b)	78,889,921	(2,173,697)	76,716,224
Government and corporate securities	a) i)	12,738,809	267,858	13,006,667
Premises and equipment	c)	3,198,298	4,864,311	8,062,609
Other receivables from financial transactions	i)	2,427,906	(461,489)	1,966,417
Other assets		54,497,777	(282,422)	54,215,355
Total assets		151,752,711	2,214,561	153,967,272

Liabilities
Deposits		114,621,753	(11,457)	114,610,296
Other liabilities from financial transactions	i)	13,785,682	(1,652,587)	12,133,095
Provisions	e)	1,406,472	(20,492)	1,385,980
Other liabilities		4,858,628	(94,777)	4,763,851
Total liabilities		134,672,535	(1,779,313)	132,893,222

Equity
Capital stock		536,878	—	536,878
Issuance premiums		182,511	—	182,511
Adjustments to shareholders’ equity		312,979	—	312,979
Reserves		11,783,995	—	11,783,995
Retained earnings		3,643,672	4,343,313	7,986,985
Total equity attributable to equity holders		16,460,035	4,343,313	20,803,348
Non-controlling interests		620,141	(349,439)	270,702
Total equity		17,080,176	3,993,874	21,074,050

-	Reconciliation of consolidated income statement for the year ended December 31, 2017

	Ref	BCRA GAAP	Effect of transition to IFRS	IFRS
Financial income		24,599,569	(62,888)	24,536,681
Financial expenses		9,552,561	(457,372)	9,095,189
Allowances for loan losses		1,560,720	254,710	1,815,430
Net service income		5,618,318	(585,703)	5,032,615
Operating expenses		12,613,471	(20,039)	12,593,432
Other		(348,241)	1,419,534	1,071,293
Income tax	d)	2,264,629	(476,200)	1,788,429
Other comprehensive income		—	(93,921)	(93,921)
Total comprehensive income for the year		3,878,265	1,375,923	5,254,188

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

-	Reconciliation of consolidated balance sheet as of December 31, 2017

	Note	BCRA GAAP	Effect of transition to IFR	IFR
Assets
Loans	a) b)	128,366,202	(3,314,448)	125,051,754
Government and corporate securities	a) i)	34,048,445	(10,489,811)	23,558,634
Premises and equipment	c)	4,247,543	4,795,509	9,043,052
Other receivables from financial transactions	i)	13,255,165	(1,378,312)	11,876,853
Other assets		45,725,435	191,937	45,917,372
Total assets		225,642,790	(10,195,125)	215,447,665

Liabilities
Deposits		154,050,302	(115,631)	153,934,671
Other liabilities from financial transactions	i)	35,117,665	(14,597,535)	20,520,130
Provisions	e)f)	2,801,239	(1,237,008)	1,564,231
Other liabilities		7,001,816	206,818	7,208,634
Total liabilities		198,971,022	(15,743,356)	183,227,666

Equity
Capital stock		612,660	—	612,660
Issuance premiums		6,735,977	—	6,735,977
Adjustments to shareholders’ equity		312,979	—	312,979
Reserves		14,516,667	—	14,516,667
Retained earnings		3,878,265	5,855,585	9,733,850
Total equity attributable to equity holders		26,056,548	5,855,585	31,912,133
Non-controlling interests		615,220	(307,354)	307,866
Total equity		26,671,768	5,548,231	32,219,999

1)	Explanation of transition adjustments to IFRS

a)	Recognition of financial instruments at amortized cost

Under BCRA, the Bank recognized transaction cost/income through profit or loss as incurred. Under IFRS, financial instruments have to be measure in accordance with the amortized cost using the effective interest rate method, less impairment losses.

b)	Allowance for loan losses

IFRS requires to calculate impairment for financial instruments based on an incurred credit losses methodology established by standard IAS 39 Financial Instruments: Recognition and Measurement, which differs with the methodology provided by Communication “A” 2950 and supplemental by BCRA.

c)	Premises and equipment

At the transition date to IFRS, the Bank chose to apply the option of using the fair value of premises and equipment as the deemed cost, through an assessment of such properties, conducted by external valuators.

d)	Income taxes

BCRA does not require the recognition of deferred taxes. Under IFRS, deferred taxes have to be recognized based on the requirements of IAS 12 Income Taxes.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

e)	Employee benefits

Under IFRS, employee benefits has to be recognized based on the requirements of IAS 19.

f)	Provision, contingent liabilities and contingent assets

Under IFRS, the Bank´s provision for inflation adjustment does not meet the requirements of IAS 37 and must be reversed.

g)	Joint ventures

Under BCRA GAAP, the Bank has control over PSA Finance Compañía Financiera S.A. However, under IFRS this entity qualify as joint venture and has to be recognized under the equity method.

h)	Fair value

BCRA GAAP´s fair value methodology for financial and non-financial assets/liabilities differs from IFRS.

i)	Presentation of financial instruments

Reclasification have been to present repos and reverse repos in accordance with IFRS.

2)	New standards issued

The following standards are expected to have a material impact on the Bank’s financial statements in the period of initial application of the IFRS.

a)	IFRS 9 Financial instruments

In July 2014, the IASB issued the final version of IFRS 9. This standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. It replaces IAS 39 Financial Instruments: Recognition and Measurement.

In October 2017, the IASB issued Prepayment Features with Negative Compensation (Amendments to IFRS 9). The amendments are effective for annual periods beginning on or after January 1, 2019, with early adoption permitted.

The Bank will apply IFRS 9 as issued in July 2014 initially on January 1, 2018 and will early adopt the amendments to IFRS 9 on the same date. Based on assessments undertaken to date, the total estimated adjustment (net of tax) of the adoption of IFRS 9 on the opening balance is approximately 441,972, representing:

-	an increase of approximately 679,957 related to impairment requirements;

-	an increase of approximately 237,985 related to deferred tax impacts.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

It is not expected that changes in classification and measurement will have a material impact. However, the above assessment is preliminary because not all transition work has been finalized. The actual impact of adopting IFRS 9 on January 1, 2018 may change because:

-	IFRS 9 will require the Bank to revise its accounting processes and internal controls and these changes are not yet complete;

-	although parallel runs were carried out in the second half of 2017, the new systems and associated controls in place have not been operational for a more extended period;

-	the Bank has not finalized the testing and assessment of controls over its new IT systems and changes to its governance framework;

-	the Bank is refining and finalizing its models for expected credit losses calculations; and

-	the new accounting policies, assumptions, judgements and estimation techniques employed are subject to change until the Bank finalizes its first financial statements that include the date of initial application.

b)	IFRS 15 Revenue recognition

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which requires a company to recognize revenue when the company transfers control of promised goods and services to the customer (five steps model). Revenue is recognized in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. A company also is required to disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The new standard is effective for annual periods beginning on or after 1 January 2018. Earlier application is permitted.

The Bank will apply IFRS 15 as issued in May 2014 initially on January 1, 2018. Based on assessments undertaken to date and because the Bank will measures interest based on the effective interest rate method, therefore, the Bank on the opening balance will not impact other than for the additional disclosures required by the standard.

3)	Standards issued but not yet effective

IFRS 16 Leases

In January 2016 the IASB issued IFRS 16 Leases. IFRS 16 replaces IAS 17, IFRIC 4, SIC-15 and SIC-27. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions (single lessee accounting model). This information gives a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial application of IFRS 16.

Although there is currently no reliable estimation of the impact, the Bank expects that this standard will not have a material effect on the consolidated financial statements. While the Bank continues to assess the effect of adoption, it currently believes the most significant changes relate to the recognition of new rights of use assets and lease liabilities on the consolidated balance sheets for branches and equipment operating leases. The Bank does not expect a significant change in our leasing activity between now and adoption. The Bank expects to elect all of the standard’s available practical expedients on adoption.

NOTE 21—RISK MANAGEMENT POLICIES

The Bank carries out its activities in the context of an integrated risks management process which has been defined based on the best international practices and regulations in force.

Risk Management consists of units specialized in each type of risk (credit, financial and operational risk), working together with cross-control units - Global Management and Internal Control.

The following is a description of the comprehensive policies and processes for identifying, assessing, controlling and mitigating all risks: credit, financial and operational.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

a)	Credit Risk

The “Retail Risk”, “Wholesale and Enterprise Risk” and “Recoveries” management units are part of Risk Management process. The Admission, Follow-up and Policies and Tools areas are integrated within the “Retail Risk” and “Wholesale and Enterprise Risk” management. At Recoveries management, there are areas specialized in mitigating severity, divided into Judicial Management, Massive Collections, Commercial Management and Collections Policies and Tools.

Approvals are granted through loan-granting powers delegated by the Board of Directors to the persons in charge of the Admission area. Likewise, commercial areas have a reduced structure of credit powers delegated based on the amount of the transaction and the results of the “SAVERF” (for Retail) and Rating (for Wholesale) assessment tools. Any request with a “study/reject” result in any of the assessment tools shall be analyzed by the specialists at Central Admission.

Exceptions to the policies in force are addressed at the “Risk Management Committee”.

The assessment methodology is based on internal Scoring and Rating models, applied to the management of the “Retail Risk” and “Wholesale and Enterprise Risk” portfolio, respectively. This methodology provides a certain expected loss and, also, keeps a historical control of the likelihood of default and the severity of each portfolio. Scoring and Rating tools are periodically assessed.

During 2017, a scoring for non-clients has been developed, improving the evaluation and relationship process. In turn, digital campaigns have been migrated to a language that can be directly managed by Risk unit, incorporating information to the decision engine, which results in a more effective and efficient process.

Also, online evaluations continue to be driven, both on the Bank's website and third party websites, including Personal Loans in that process. Furthermore, assistance for Units of Purchasing Value (UVA) has been included for Mortgage Loans and Pledge and Personal Loans in the analysis tools.

b)	Financial Risks

This is the unit in charge of managing Market Risk (including Counterparty and Assessment Risk), Structural Risks (Interest Rate Risk and Liquidity and Financing Risk), Capital Self-Assessment and Stress Scenarios.

Market Risk

In the management of Market Risk, a VaR (“Value at Risk”) parameter is used to estimate the maximum expected loss for the trading portfolio positions with a 99% confidence level and a time horizon given on a 1-day time horizon. The Market Risk model is periodically validated through Back-Testing tests.

Risk management includes follow-up of a limits and alerts scheme in terms of VaR, Economic Capital, Stress and Stop Loss.

The Market Risk unit estimates the Counterparty Risk arising mainly from the risks generated by positions in derivative instruments.

Liquidity and Funding Risk

The Liquidity and Funding Risk management process includes, among others:

-	Identification and measurement of the risks the Bank is exposed to.

-	Control and follow-up of a structure of limits and alerts, based on the risk appetite defined and approved by the Board of Directors.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

-	Stress analysis and contingency planning.

As part of the core metrics used for measurement, follow-up and control of this risk, the following stand out:

-	Self-funding Ratio - LtSCD (Loan to Stable Customers Deposits): it measures the relation between the net credit investment and the client’s stable resources and its purpose is to preserve a stable financing structure in the medium and long term.

-	Net Short-Term Funding: the purpose of this metric is to determine the reasonableness of the financing structure of the balance within a timeline of 12 months.

-	LCR (Liquidity Coverage Ratio): it measures the relation between high quality liquid assets and total net cash outflows during a 30-day period.

Interest Rate Risk

The purpose of the Interest Rate Risk management process is to keep the Bank's exposure to this risk within levels that are consistent with the appetite for the risk and the business strategy defined and approved by the Board of Directors.

Within the core metrics used for measurement, follow-up and control of this risk, the following stand out:

-	Margin at Risk (MaR): it quantifies the maximum loss which may be recorded in the financial margin projected for 12 months under the worst case scenario of rate curves for a certain level of confidence.

-	Economic Capital (EC): it quantifies the maximum loss which may be recorded in the economic value of the Bank under the worst case scenario of rate curves for a certain level of confidence.

Stress Tests

Stress test means the evaluation of the Bank's financial position under a severe but plausible scenario.

Based on the scope of application, stress tests are classified as individual and comprehensive. The former are to measure the impact of an adverse scenario at the individual level based on the type of risk. The latter are to quantify the impacts at an aggregate level of adverse scenarios in terms of the Balance Sheet, Income Statement, the Statement of Cash Flows and capital demands associated to a certain stress scenario projected.

Economic Capital

The economic capital of financial entities is that required to cover unexpected losses due to exposures to all the significant risks the Bank is exposed to.

The Bank has an internal, integrated and global process to evaluate the sufficiency of its economic capital based on its risk profile and with a strategy to maintain its capital levels over time.

c)	Operational Risk

In accordance with international regulations and the requirements set forth by the BCRA, Risk Management has an Operational Risk Management unit. Its role is to ensure an updated, homogenous and proper control throughout all the units of the Bank.

Regarding the Internal Control and Country Operational Risk role, it is based on a scheme of Control Specialists and Operational Risk Managers in the business areas.

 The Operational Risk and Internal Control Model identifies the organization's operational processes and all operational risks to which they are exposed. The methodology assesses each one of these risks; priority and criticality are measured, for the purpose of management for mitigation, if applicable.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

Global Management

The area is in charge of provisioning, determining the risk quota for each segment of economic activity and type of financing.

In addition, it is in charge of generating reports for the Risks Management for the decision-making process in accordance with internal credit policies and control organizations’ policies, reviewing processes and proposing alternatives.

Validation and Internal Control of Risks

The role of Internal Validation is to ensure that the internal Risk models of BBVA Francés are proper for use in Risk Management.

The main responsibilities of Internal Risk Control are: to ensure there is a proper internal regulatory framework; a process and measures defined for each type of risks; to control its application and operation; and, to ensure an assessment of the existence of a control environment and its proper implementation and operation.

NOTE 22—TRANSACTIONS WITH RELATED PARTIES

The balances as of December 31, 2017 and 2016 for transactions with parent and affiliates are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2017	2016	2017	2016	2017	2016

BBVA	820,794	405,414	448,435	272,973	38,006,903	126,657
BBVA Consolidar Seguros S.A.	18,913	15,395	3,670	7,453	10,457	45,931
Rombo Cía. Financiera S.A.	718,655	464,853	23,889	10,656	1,921,288	816,278
BBVAmérica S.L.	—	—	—	—	24,649,819	4,695,665

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

Additionally loans granted to Key Management Personnel amount to 10,314 and 18,484 as at December 31, 2017 and 2016, respectively.

The aggregate amount of compensation paid by the Bank and its subsidiaries during the fiscal years ended December 31, 2017 and 2016 to all directors and officers for services in all capacities, including salaries and bonuses, was 154.5 million and 150.2 million, respectively. Compensation in the amount of 36.2 million accrued during 2017 and was fully paid in 2018 and compensation in the amount of 50.9 million accrued during 2016 and was fully paid in 2017. We hereby confirm that disclosure of the directors individual compensation is not required under the Argentine law. Moreover, Argentine legislation requires approval of an aggregate amount of Director’s compensation in the annual ordinary shareholders’ meeting.

The net income as of December 31, 2017, 2016 and 2015, for transactions performed with parent and affiliates are as follows:

	Income				Expenses
Company	2017	2016	2015	2017	2016	2015

BBVA	—	—	—	61,747	52,904	53,997
BBVA Consolidar Seguros S.A.	326,508	312,718	312,347	17,969	11,016	6,370
Rombo Cía. Financiera S.A.	175,304	253,122	292,872	40,789	1,690	35,644
Aplica Tec. Avanzada	—	—	—	—	—	1,598
	501,812	565,840	605,219	120,505	65,610	97,609

All the concerted operatons have been contracted according with market’s conditions.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

NOTE 23—TRANSPARENT CORPORATE GOVERNANCE POLICY

▪	THE BOARD OF DIRECTORS

The By-laws of BBVA Francés prescribe that the Bank shall be managed by a Board of Directors made up by a minimum number of three and a maximum number of nine directors, as established by the Ordinary General Shareholders’ Meeting. Directors shall serve on the Board for three-year terms and they may be re-elected (the “Board of Directors”). The Bank’s Shareholders’ Meeting may designate alternate directors in an equal or lower number. The Board of Directors must meet at least once a month.

The Proposed board appointments shall be subject to a previous evaluation by the Nominations and Remunerations Committee.

The table below indicates the names of the members of our Board of Directors, their present position in the company and their business background.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

Name	Position as of December 31, 2017	Background and Business Experience

Jorge Carlos Bledel	Chairman

Business experience: Director, Rombo Compañía Financiera S.A, Director.; Director, Credilogros Compañía Financiera S.A.; Credit Manager, Banco del Interior y Buenos Aires; Business Manager, Corporación Metropolitana de Finanzas; Financial Manager, BBVA Francés; Wholesale Banking Director, BBVA Francés, Retail Banking Director, BBVA Francés¸ Retail Banking Director, BBVA Francés; Alternate Director, Central Puerto S.A.; Regular Director, RPM Gas S.A. and Alternate Director, RPU Agropecuaria S.A.; Regular Director, RPE Distribucion S.A.; Vice-president, PB Distribucion S.A.

Jorge Carlos Bledel is an independent director in the terms of General Resolution No. 622/13 (as per its new wording dating back to 2013).

Alfredo Castillo Triguero	Vice Chairman 1°

Business experience: General Risk Manager and General Director of Audit, BBVA Bancomer; Executive Vice President Financial Area, BBVA Banco Provincial de Venezuela; Member of the Boards of Directors of several companies, Grupo Financiero BBVA Bancomer and BBVA Colombia; Executive Vice President Financial Area, BBVA Banco Ganadero de Colombia.

Independent director in the terms of General Resolution No. 622/13 (as per its new wording dating back to 2013).

Juan Manuel Ballesteros Castellano	Vice Chairman 2°

Business experience: Organization Director, Banco Bilbao Vizcaya Argentaria; HR Director, Banco Bilbao Vizcaya Argentaria.

Independent director in the terms of General Resolution No. 622/13 (as per its new wording dating back to 2013).

Gabriel Eugenio Milstein	Regular Director

Business experience: Director, PSA Finance Argentina Compañía Financiera S.A.; Director, Rombo Compañía Financiera S.A.; member of Banco Francés foundation; Director of Media and Director of Human Resources and Services, BBVAFrancés.

Independent director in the terms of General Resolution No. 622/13 (as per its new wording dating back to 2013).

Oscar Miguel Castro	Regular Director

Business experience: Director at Molino Agro; Independent Director at Zurich Arg. Cía. de Seguros S.A., and Zurich Argentina Cía. de Reaseguros S.A.; Director at Volkswagen Financial Services Cia. Financiera; International Partner at Arthur Andersen, Pistrelli Díaz y Asociados for 20 years, Partner in charge of the Financial Services division for Argentina and Latin America and member of the Executive Committee for Financial Services at Arthur Andersen at a global level.

Independent director in the terms of General Resolution No. 622/13 (as per its new wording dating back to 2013).

Jorge Delfín Luna	Regular Director

Business experience: Director at Rombo Compañía Financiera S.A.; Director at PSA Finance Argentina Compañía Financiera S.A.; Vice-Chairman of the Board of Directors of Fundación Banco Francés S.A.; Commercial Banking Director at BBVA Francés; Member of the Management Committee at BBVA Francés; Regional Manager, former Banco Crédito Argentino; Enterprise and Foreign Trade Banking Director; General Manager and Vice-Chairman at BBVA Banco Uruguay; General Manager at Easy Bank (BBVA Francés) and Regional Manager, Citibank.

Not an independent director pursuant to General Resolution No. 622/13 (as per its new wording dating back to 2013).

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

Name	Position as of December 31, 2017	Background and Business Experience

Javier Pérez Cardete	Alternate Director

Business experience: Regional Director South and East, Banco Bilbao Vizcaya Argentaria; Territorial Director, Banco Bilbao Vizcaya Argentaria; Risks Manager in Valencia.

Independent director in the terms of General Resolution No. 622/13 (as per its new wording dating back to 2013).

Gustavo Alberto Mazzolini Casas	Alternate Director

Business experience: CFO at BBVA; Financial Staff Country Monitoring at BBVA; Director of Strategy and Finance at BBVA; Financial Director at Banco Provincial Grupo BBVA; Financial Directions Coordination Department Manager for Latam Group at BBVA; Director of Financial Planning for Credilogros Compañía Financiera at BBVA and Financial Director at Corp Banca Argentina.

Not an independent director pursuant to General Resolution No. 622/13 (as per its new wording dating back to 2013).

Adriana María Fernández de Melero	Alternate Director

Business experience: Head of Financial Profitability and Planning Analysis, Banco Español; Human Resources Development and Planning Manager, Banco Crédito Argentino; Human Resources Administration Manager, BBVA Francés; Organization and Productivity Manager, BBVA Francés; Business and Channels Development Manager, BBVA Francés; Director of Corporate Development and Transformation, BBVA Francés; Advisor for the Chairman and the Board of Directors, Banco Provincia de Buenos Aires.

Not an independent director pursuant to General Resolution No. 622/13 (as per its new wording dating back to 2013).

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

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

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

Name	Position as of December 31, 2017	Background and Business Experience

Martín Ezequiel Zarich	General Manager

Business experience: Alternate Director, BBVA Banco Francés S.A.; Regular Director, BBVA Consolidar Seguros S.A.; Regular Director, BBVA Francés Valores S.A., Member of the Board of Directors, Fundación Banco Francés; Innovation and Development Director, BBVA Francés; Director of Mergers, BBVA Francés; Planning Director, BBVA Francés; Financial Director, BBVA Francés; Retail Banking Director, BBVA Francés; Director, Credilogros; Director, BBVA Francés Uruguay.; Deputy Managing Director, Commercial Development, BBVA Group; Deputy Managing Director, Business Development, BBVA Group; Economist, Banco de Crédito Argentino; Management and Budget Control Manager, Banco de Crédito Argentino; Planning Director, Management Control and Economics, Banco de Crédito Argentino.

Ernesto Ramón Gallardo Jimenez	Director of Finance and Planning

Business experience: Director of Financial Management, BBVA Bancomer; Director, COAP América; Global Director of Fixed Income for Assets Management Companies, Banco Santander; Fixed Income and Arbitrations Director, Société Générale; Derivatives Director, Capital Markets Sociedad de Valores y Bolsa.

Jorge Alberto Bledel	Director, Business Development and Digital Banking

Business experience: Innovation and Business Model Manager, BBVA., Manager of Investment Products, Insurance and Capital Services, BBVA Francés; Head Portfolio Manager, BBVA Francés, Portfolio Manager, BBVA Francés; Wholesale Banking Analyst and Personal Banking Officer, BBVA Francés.

Gustavo Osvaldo Fernandez	Director, Talent and Culture

Business experience: Director of Technology and Operations, BBVA; Coordinator, Systems & Organizations, Banca Nazionale del Lavoro; Systems Coordinator, Banco Galicia; System Organization and Development Manager, Banco de Crédito Argentino; Design and Development Manager, BBVA Francés; Media Director, BBVA Francés; Director of Design and Development for the Americas, BBVA; Business Partner for the Americas, BBVA.

Carlos Elizalde	Director, Corporate & Investment Banking

Business experience: Regional Director for Global Transaction Banking LATAM, BBVA; General Manager, AL-Rajhi Bank; Free-lance Consultant, Riyadh / Buenos Aires; General Director, Citigroup Miami; Regional Chief for Latin America, Citigroup Miami; Head of Regional Sales, Citigroup Buenos Aires

Gustavo Siciliano	Director, Systems and Operations

Business experience: Director of Design and Development – Technology and Operations, BBVA; Information Technology Manager - Media, BBVA; Media Director, BBVA Uruguay; Media Planning and Information Security Manager, BBVA Francés; Media Information Security Manager, Banco de Crédito Argentino.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

Name	Position as of December 31, 2017	Background and Business Experience

Gerardo Fiandrino	Director, Risks

Business experience: Retail Banking Director for South America, BBVA; Director of Wholesale Banking for South America, BBVA; Retail Risk Manager, BBVA Francés; Wholesale and Enterprise Risk Manager, BBVA Francés; Admission and Follow-up Manager, BBVA Francés; Monitoring and Operation Risk Manager, BBVA Francés; Director, Rombo Compañía Financiera S.A.; Director, PSA Finance Argentina Compañía Financiera S.A.; Portfolio Monitoring Manager, Banco de Crédito Argentino. Investment Banking Senior Officer, Banco de Crédito Argentino.

Gustavo Alonso	Director, Commercial

Business experience: Retail Product Manager, BBVA Francés; Manager of Payment Services and Retail, BBVA Francés; Manager of Strategic Alliances and Products, BBVA Francés; Marketing Manager, BBVA Francés; Commercial Banking Advisor Manager, BBVA Francés; Area Manager, BBVA Francés; Branch Manager at Pilar, San Nicolás and Rosario, BBVA Francés.

Eduardo González Correas	Director Servicios Jurídicos

Business experience: Legal Manager of Banking Business and Corporate & Investment Banking, BBVA Francés; Sub-Legal Manager of Corporate & Investment Banking, BBVA Francés; Lawyer in the Legal Sub-Management of Corporate & Investment Banking, BBVA Francés; Lawyer in Estudio Allende & Brea; Lawyer in Law Firm Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz (h).

▪	BBVA FRANCES’S OWNERSHIP STRUCTURE

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2017, by each person who, to our knowledge, owns beneficially more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned At December 31, 2017
Beneficial Owner	Number of Shares	Percentage of Shares Outstanding
Banco Bilbao Vizcaya Argentaria	244,870,968	39.97
BBV America SL(1)	160,060,144	26.13
The Bank of New York Mellon (2)	123,191,253	20.11
Administración Nacional de Seguridad Social (Argentine Social Security Authority)	42,439,494	6.93

(1)	BBV América S.L. is under the control of BBVA.

(2)	As holder agent of ADSs.

▪	ORGANIZATIONAL STRUCTURE

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

▪	COMMITTEES OF THE BOARD OF DIRECTORS

a)	Audit Committee – Law 26,831 (C.N.V./S.E.C.)

The Audit Committee of BBVA Banco Francés is a collegiate body which is composed mostly of independent directors according to the criteria established in the regulations of the CNV and the Securities and Exchange Committee (SEC), with a mandate to assist the Board in evaluating the role and independence of the external auditor and the exercise of the function of internal control of the Bank. The Audit Committee has internal rules and regulations in place that govern its purpose, organization and functions and that were approved at the General Ordinary and Special Shareholder’s meeting held on April 22, 2004. The Audit Committee also has a Recording Secretary who also serves as Board of Director’s Secretary.

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

-	Overseeing the application of disclosure policies on the company’s risk management;

-	Providing the market with complete information on operations that entail a conflict of interest with members of the corporate bodies or controlling shareholders;

-	Giving opinion on the fairness of the compensation and stock option plans for the company’s directors and managers proposed by the Board of Directors;

-	Giving opinion on the company’s compliance with legal requirements and on the fairness of the terms and condition of stock or convertible security issues, upon a capital increase excluding or restricting preemptive rights;

-	Verifying compliance with the applicable code of conduct;

-	Rendering an informed opinion on transactions with related parties, where the applicable standards so require;

-	Preparing an action plan on an annual basis for the year to be reported to the Board of Directors and supervisory committee.

b)	Internal Audit Committee (BCRA)

Pursuant to the provisions of the BCRA, the Internal Audit Committee of BBVA Francés is formed by the officers determined by the Board of Directors, which shall consist of at least two directors, one of which, at least, shall be an independent director. It shall operate in accordance with the provisions of the BCRA and internal rules.

c)	Nominations and Remunerations Committee

BBVA Francés Nominations and Remunerations Committee is a non-executive body whose purpose consists in assisting the Board on matters concerning the Bank’s remuneration and benefit policies. Furthermore, the Nominations and Remunerations Committee is the body entrusted with the establishment of the standards and procedures governing the recruitment and training of Executive and other officers, and top-ranked personnel.

Structure:

BBVA Francés Nominations and Remunerations Committee shall be formed by three Executive Directors any largely independent, to be designated by the Board in the same manner as the President and such individuals with executive duties as determined by the Board of Directors. The Committee shall be presided over by an Independent Director.

Each member of the Appointment and Compensation Committee shall prove sufficient knowledge on and experience in Human Resources (HR), compensation policies and labor risk management.

Functions:

The Appointment and Compensation Committee shall perform the following functions:

-	Developing recruitment criteria for the members of the Board of Directors and senior management;

-	Identifying potential candidates to fill posts at the Board of Directors to be proposed at the General Shareholder’s meeting;

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

-	Ensuring the Training and Development of the members of the Board of Directors and senior management and other executives;

-	Establishing policies and criteria to review the performance of the main executive and the key executives;

-	Annually informing the Board of Directors of the assessment guidelines that were followed to determine the compensation level of directors, senior positions and first-line managers;

-	Ensuring that the Bank has an employee incentive program in place that takes into consideration the risks undertaken by employees on behalf of the Bank (both future and already assumed risks) and that adjusts incentives based on all risks;

-	Ensuring a clear link between the performance of key staff and their fixed or variable compensation, taking into account the risks undertaken and how they are managed;

-	Overseeing that the variable portion of senior management’s compensation is tied to the medium and/or long-term performance of their members;

-	Reviewing the competitive position of the Bank’s compensation and benefit policies and practices and approving the respective changes. To such end, these policies shall embrace the company’s goals, culture and activities and shall be mainly intended to reduce incentives to undertake excessive risks in the face of the structure of the employee’s incentive system;

-	Defining and communicating key staff retention, promotion, dismissal and suspension policies;

-	Presenting to the Board of Directors the guidelines followed to determine the retirement plans for the Bank’s directors and first-line managers;

-	Regularly reporting to the Board of Directors on any action untaken and the issues discussed in the meetings;

-	Suggesting which members of the Board of Directors should comprise the several Board’ committees, based on their respective background;

-	Ensuring that the resumes of the Board of Directors’ and senior management’s members are available at the Issuer’s web site (stating Directors’ term in office);

-	Assessing the convenience of the members of the Board of Directors and/or statutory auditors performing functions at several Issuers;

-	Annually preparing, reviewing and assessing the Committee’s rules and regulations and proposing changes for the Board’s approval;

-	Ensuring that the HR policy does not embrace any form of discrimination;

-	Ensuring that a member of the Committee is present at the General Shareholder’s meeting at which the Board’s compensation will be approved in order to explain the Bank’s policy in connection with the Board of Directors’ and senior management’s compensation.

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

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

The President of the Committee shall be available at the Shareholder’s meeting approving the Board of Directors’ compensation to explain the Bank’s policies.

d)	Other Committees

The composition and functions of the Committees that are listed below are governed by the Bank’s internal manuals and the applicable rules and regulations laid down by oversight agencies, the Argentine Central Bank, the Financial Information Unit, the CNV, etc.

1.	Committee for the Prevention of Money Laundering and Terrorist Financing

This Committee is made up by: (i) BBVA Francés’s Regular Director in his capacity as Regulatory Compliance Officer; (ii) Highest-ranking officer in the field of Regulatory Compliance; (iii) one Regular Director and (iv) the Officer responsible for the Prevention of Money Laundering and Terrorism Financing.

Specifically, this Committee shall be in charge of:

-	Establishing guidelines and continuously reviewing the degree of progress with each action.

-	Filing reports with the competent authorities concerning the so-called “unusual or suspicious” transactions, or, either, deciding to disregard them when appropriate.

-	Evaluating the potential risk of asset laundering in the new products and/or services.

-	Reaching an agreement on actions for the analysis of suspicious transactions;

-	Raising awareness in their areas about the importance of preventing asset laundering and terrorism financing.

-	Identifying any relevant situation that may occur in this regard in their respective areas;

-	Undertaking the necessary commitments within its area to put in place prevention procedures, on a coordinated basis with the Anti-Money Laundering Head.

2.	Information Technology Committee

This Committee is made up by a member of the Board, the Director Systems and Operations, the Technology Architecture and Infrastructure Manager, the Systems Manager and the Security, Information Technology (IT) Risks and PMO Manager.

Specifically, this Committee shall be in charge of:

-	Overseeing the proper operation of the IT environment and to contribute to an improvement in its efficiency.

-	Approving the IT and Systems Plan and to assess it from time to time to review degree of completion.

-	Reviewing the reports issued by the auditors in connection with the IT and Systems environment and watching for the execution of corrective actions to address or minimize the identified weaknesses, taking into account their associated risks;

-	Approving physical or logic security policies and/or plans to mitigate the risk associated to the Bank’s systems;

-	Maintaining timely communications with the officers of the Systems External Audit Division of the Office of the Superintendent of Financial and Exchange Entities in connection with the issues identified during the

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

audits conducted at the entities, and with the monitoring of the actions taken to find an IT solution to such issues;

-	The Committee shall be empowered to define new review functions or areas, as deemed necessary, in order for the Bank’s Information Systems to comply with overall objectives of Effectiveness, Efficiency, Confidentiality, Integrity, Availability, Reliability and Compliance.

3.	Disclosure Committee

This Committee is comprised by an Independent Director, the Director of the Financial and Planning Area, the Risk Director, the Legal Services Director, the Manager of the Institutional Area, the Audit Director, the Accounting and Intervention Manager, the Planning and Efficiency Manager and an Officer of Investor Relations and Analyst of Investor Relations.

The main functions of the Disclosure Committee are:

-	Ensuring that the information relayed to the Bank’s shareholders, the markets where the Bank’s shares are listed and such markets’ regulatory authorities should be truthful and complete, reflect fairly the Bank’s financial condition and the results of operations and that it should be communicated with the formalities and within the terms mandated by applicable laws, the general principles governing market operation and good corporate governance, thus fostering the active involvement of all shareholders.

-	Ensuring that the Bank has and maintains procedures and controls concerning the preparation and content of the information disclosed in the financial statements, as well as of any accounting or financial information to be filed with the CNV and other regulators and agents of the stock exchanges where the Bank’s shares of stock are listed;

-	Ensuring that the Bank has and maintains procedures and controls concerning the preparation and content of the information included in the 20F.

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

4.	Risk Management Committee

This committee is the Bank’s uttermost risk management collegiate body. It is comprised by the Chief Executive Officer or General Manager, Director of Risks, Internal Control Assistant Manager (Technical Division), Retail Risk Manager, Wholesale and Enterprise Risks Manager (regular Participants); Financial Risks Manager, Recoveries Manager (optional Participants, or for specific issues); Head of Global Management, Head of the area of the issue to be addressed and Presenter (specific Participants).

The Committee’s main functions are to:

-	Approve all transactions and Financial Programs for Clients or Economic Groups exceeding the powers vested in Risks Managements (Wholesale / Retail), Financial Entities and Issuer Risk, and any issues requiring approval from other areas (C&IB, GRMC, CTOG).

-	Approve individual and corporate clients’ refinance transactions, cancellations and charge-offs, as per the effective Delegation Rule.

-	Approve the operations of Non-Delegated Risks (risks related to media, public importance, political parties, trade unions or companies related to the Bank or its officers).

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

-	Define and approve the strategies, manuals, policies, necessary practices and procedures to identify, evaluate, measure and manage the risks to which the Bank is exposed (credit, market, structural, liquidity, operational risk, etc.).

-	Approve Credit Policies, classification tools and new campaigns of pre-approved loans or massive campaigns).

-	Approve the limits of Asset Allocation, PLPs and stress tests.

-	Review of economic conditions and perspectives.

-	Approve the portfolio sales processes and results thereof, and realization of assets taken as safeguarding of claims.

-	Call the Crisis Committee, if deemed necessary or at the request of the wholesale or retail follow-up Committee, and approve actions defined at such committee to mitigate risk alerts previously exposed by the related Follow-up Committees.

-	Report to the Board of Directors decisions taken on the approval of transactions and definition of risks policies and strategies.

-	Submit and analyze periodic management reports, which are then submitted to the Senior Management and the Board of Directors. These reports shall gather the main aspects of the management of all the risks of the Bank.

-	Take over the roles as the Committee for the treatment of issues regarding the “Governance of Information, Risk Follow-up and Reporting”.

The Committee shall be presided by the Chairman (Risks Director) and shall have a Secretary (Head of Internal Control of Risks - Technical Division), who shall be in charge of, amongst other things, setting the agenda, preparing the Minutes for each subject submitted with the related decision taken. In case of absence of the Chairman, the Chief Executive Officer or General Manager shall act as such. In absence of the latter, the role shall be jointly taken over by two regular participants (including optional participants or participants for specific issues) in the following order: Wholesale and Enterprise Risk Manager, Retail Risk Manager, Financial Risks Manager and Recoveries Manager.

The Committee shall meet twice a week. If an urgent meeting is necessary, it shall be called as an extraordinary meeting.

5.	Corporate Assurance Committee

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

-	Being familiar with, assessing and assigning responsibilities for managing the risks submitted to its consideration;

-	Timely following up on the agreed-up risk mitigation action plans;

-	Communicating the actions taken to the specialists and Business Units;

-	Fostering the knowledge on the Operational Risk Model, as well as the dissemination of the corporate policies in that regard;

-	Addressing and making decisions regarding Operational Risk as required due to the materiality or importance of the issues involved;

-	Ensuring the application of the Operational Risk Model and facilitating the adequate management of the operational risks associated to the Bank’s activities;

-	Overseeing the adequate deployment of the model tools and methodology; and

-	The Committee may take care of all such issues that enhance the quality and reliability of BBVA Francés’ and its affiliates’ internal controls.

Committee shall hold ordinary and special meetings. Ordinary meetings shall be held every four months, following the required call by the Secretary. Special meetings shall be held when convened by the Secretary or at the request of one or more members of the Committee, when special circumstances so warrant.

6.	Integrity, Market Behavior, Customer Compliance, Personal Data Protection and Regulatory Oversight Committee

This committee is comprised by: (i) the Regular Director of BBVA Francés S.A., in its capacity as Chief Compliance Officer; (ii) the ultimate head of Regulatory Compliance; (iii) a Regular Director and (iv) the Head of Integrity, Market Conduct, Customer Compliance, Data Protection and Regulatory Oversight.

Its main functions are the following:

-	Set action plans and continuously review their progress;

-	Agree upon anti-money laundering actions to be considered in cases involving employees and suppliers;

-	Foster the adoption of the necessary actions to address ethically questionable situations;

-	Adopt the necessary measures to comply with the Code of Ethical Conduct, the Capital Markets Code, and the Personal Data Protection, Customer Compliance and Regulatory Oversight regulations;

-	Foster action plans to train and raise awareness among the employees of the Bank and its affiliates about the importance of being acquainted with matters concerning Integrity, Market Conduct, Customer Compliance, Personal Data Protection, and Regulatory Oversight.

-	This Committee will meet on a monthly basis.

7.	Asset & Liability Committee

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

Its main functions are:

-	Follow up on macroeconomic variables;

-	Analyze and discuss the conditions of local and international financial markets, forecast and impact on the Bank’s structural risks;

-	Follow up and control on liquidity limits and alerts, rate, exchange position and market risk, both at an internal and regulatory levels. Defining corrective measures, as necessary.

-	Review historical changes in and projection of the balance sheet, deviations from the budget, and comparison against the market and the competition;

-	Follow up on the bank’s excess liquidity, comparison against the market and review of stress scenarios;

-	Establish the funding strategy and the allocation of resources;

-	Define the pricing policy and lending and borrowing products;

-	Follow up on the changes to the bank’s financial margin and its main deviations. Changes to business spreads. Analysis of the impact of management proposals.

-	Design the investment strategy and the investment of excess funds;

-	Define the strategy of investment in Public Venture Capital.

-	Historical and projected changes to the Bank’s capital position and projected dividends and analyze proposals leading to the efficient use of such capital;

-	Cause financial and other analyses to be done as necessary to optimize the performance of the above items;

-	The Finance area is responsible for analyzing and following up on the proposals submitted to the committee through the applicable commissions.

This committee will meet on a monthly basis.

▪	BBVA FRANCÉS’ SUBSIDIARIES AND INVESTEES

1)	BBVA Francés Valores S.A. provides security trading services and other authorized operations to clients, either directly or through BBVA Banco Francés S.A.

2)	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: the corporate purpose of this mutual fund manager is to run and manage Mutual Funds in accordance with Section 3 of Law No. 24,083 as subsequently amended by Law No. 26,831.

3)	PSA Finance Argentina Compañía Financiera S.A. whose corporate purpose consists in financing the acquisition of new and second-hand Peugeot and Citroën vehicles through pledge loans, receivables from financial leases and other financial products and in supplying services associated to the purchase, maintenance and insurance coverage of motor vehicles.

4)	Consolidar AFJP S.A. (undergoing liquidation proceedings), see Note 15.

5)	Rombo Compañía Financiera S.A. whose corporate purpose is to finance the acquisition of new and second-hand Renault and Nissan through pledge loans, receivables from financial leases and other financial products and in supplying services associated to the purchase, maintenance and insurance coverage of motor vehicles.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

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

BBVA Francés operates a network of 251 branches distributed as follows: Autonomous City of Buenos Aires, 83 branches; Greater Buenos Aires, 52 branches, with the remaining 116 branches being situated in the Argentine provinces.

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

At BBVA Francés, the main and relevant aspects related to compensation policies, processes and practices are addressed by the Nominations and Remunerations Committee, which meets at least twice a year and is composed of three Directors and one Executive. The following are some of its functions:

-	To ensure that the financial incentives for the personnel take into consideration the risks assumed on behalf of the Bank, considering both future risks and risks assumed, and adjust incentives for all the risks.

-	To ensure a clear relation between the performance of key personnel and their fixed and variable remuneration, taking into consideration the risks assumed and their management.

At the Bank, material risk takers are the members of the personnel who, due their activities, may have a relevant impact on the assumption of significant risks. There are currently eight executives at the Senior Management level and eight employees with managerial functions in control and finance areas identified as material risk takers. In turn, it is deemed important to evaluate the management of risks at the Bank, putting special emphasis on credit risk, market risk and strategic risk.

In this regard, the Bank adopts a policy of applying a rewards system to attract and retain the proper individuals for each position, based on the following principles:

-	To recognize and reward, based on individual performance, the accomplishment of objectives, of team-work and the quality of the results attained, as well as the skills and competencies that each person devotes to his/her work.

-	To ensure internal fairness through an analysis of the structure, the descriptions of the positions and the remunerations.

-	To ensure external competitiveness by updating information in line with the reference market.

-	To reward the contribution of tangible results.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

The rewards system includes compensations paid to employees as consideration for their contribution to the organization in terms of time, role and results, and is formed by the fixed remuneration system and the variable remuneration system.

For the purposes of complying with such principles, the Bank has tools within the remuneration processes, as detailed below:

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

The Bank has information providers for these processes, namely, MERCER Consulting Outsourcing Investments, Índice FIEL and “Club de Bancos”.

Therefore, BBVA Francés uses a key tool to compensate the effort and the results of each employee, evaluation and performance. At the end of each year, each person in charge evaluates the goals of their collaborators to obtain an individual assessment of the performance for the year. Such assessment has two types of goals: Quantitative and Qualitative Individual goals. Such goals are:

-	Consistent with the strategy defined for the organization/area/unit.

-	Aligned with the goals of the unit they belong to.

-	Preferably measurable, specific and capable of being expressed quantitatively.

-	Such as to ensure the information provided is unbiased, reliable and stable over time.

-	Difficult but attainable.

-	A source of personal challenges.

The result of the assessment reflects the level of contribution by each member of the team, which is the basis to assess the right to collect the rewards defined.

The “Qualitative Performance” is the process whereby the manager carries out a global assessment of each collaborator to assess the performance of their current position. The results of such assessment are used to apply certain Talent & Culture policies.

In turn, the weighting of Potential is the process whereby the manager assesses each one of the collaborators on the capabilities to perform higher level functions inside BBVA Francés. This assessment shall be based on experience, knowledge, skills and the commitment of the collaborator.

At BBVA Francés, each employee has access to variable rewards related to the work position and the results of the performance evaluation. The goal is to encourage and reward the achievement of results.

For the purpose of aligning the variable reward with strategic goals, BBVA Francés adopts a new variable compensation model in line with the criteria set forth by BBVA Group. These changes were formally included as from June 28, 2016 in Minutes No. 32 of the Nominations and Remunerations Committee.

This new model applies to employees in Central Areas, including the following main principles:

-	Transparency and simplicity

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

-	Achieving strategic priorities

-	Acknowledging we are only one bank

-	Continuous conversation on performance

In this regard, the models currently in force are the following:

-	Network reward model: It consists of four quarterly payments and one payment of annual indicators. Payment is related to the attainment of the goals assigned to each individual, for each period. Each position has a set of goals, and each goal has a certain weight. Additionally, for the annual payment, variables related to the attainment of the Bank's goals are considered, based on the criteria adopted by the BBVA Group and the degree of compliance with the budget. These factors may have a positive or negative impact on the defined variable reward.

-	Reward model for Central Areas: It consists of one yearly payment over annual indicators. At the end of each year, each employee is subject to an evaluation, where the individual score is related to the degree of attainment of the goals. The goals are renewed each year, according to the Bank's strategy. Like the network reward model, variables related to the attainment of the Bank's goals are considered based on the criteria adopted by the BBVA Group and the degree of compliance with the budget. These factors may have a positive or negative impact on the defined variable reward.

-	Commissions reward model: The value of the commission depends on the unit value of each product based on the contribution of the product to the profit and loss account. The criteria to be applied for rewards through commissions are reviewed annually. They are paid monthly in arrears.

In turn, the Bank has a system in place to assess and pay the variable annual reward for a certain group of executives (Colectivo Sujeto) whose professional activities have a material impact on the Bank’s risk profile.

The criteria to select the “Colectivo Sujeto” are grouped in three large blocks:

-	Qualitative Criteria, based on the responsibility of the position and the capacity to assume risks.

-	Quantitative Criteria, based on the total remuneration received.

-	Internal Criteria, based on the internal procedures of the Bank to determine the composition of the group.

The individuals who are part of that group shall receive: 60% of their variable rewards for year 2017 during the first quarter of the year 2018. The remaining 40% of the annual variable reward shall be received during the first quarter of the year 2021.

The variable reward of each member of the Identified Group for each year shall be subject to reduction clauses (malus) and clauses for the recovery of rewards already generated (clawback), both linked to an insufficient financial performance of the Bank as a whole or a specific division or area, or the exposures generated by a member of the group resulting in the circumstances detailed in the policy.

In addition to achieving the goals set forth for such incentive, the beneficiary shall remain active in the Bank as of the settlement date, as well as generated the right to receive regular variable rewards for that year, and shall not be subject to penalties for serious noncompliance with the code of conduct and other internal regulations (specifically regarding risks).

▪	CODE OF CONDUCT

The Bank has a Code of Conduct that binds all of BBVA Francés’ employees and officers.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

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

NOTE 24— SUBSEQUENT EVENTS

a)	On January 18, 2018, the Bank made a capital contribution in proportion to its ownership interest in Volkswagen Financial Services Compañía Financiera S.A. of 204,000, equivalent to 204,000,000 ordinary, non-endorsable registered shares, with a value of Ps.1 and one vote per share.

b)	In February 2018, the Bank appoved a plan to sell a group of real estate properties located in the Autonomous City of Buenos Aires (book value of 85,332). Efforts to sell such group of assets have already begun and the sale is expected to occur during 2018.

Except as disclosed in the previous paragraphs, no subsequent events or transactions took place as from the closing date for the year and the date these financial statements were issued which may significantly affect the shareholders’ equity or net income of the Bank as of December 31, 2017.

NOTE 25—INCREMENTAL DISCLOSURES

The following disclsoures have been added as additional information. These disclsoures are not required under BCRA rules, though are meaningful to gain a further understanding of our financial results.

I)	Restatement of previously issued Consolidated Financial Statements

Certain misstatements were noted in the presentation of assets and liabilities as of December 31, 2016 under Regulation S-X, Article 9.03, as detailed below:

-	“Interest bearing deposits” included deposits at Central Bank that do not accrue interest and were reclassified to “Cash and due from banks”.

-	“Other assets” included “Finance leases” that were reclassified to “Loans”.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

-	“Commitments and contingent liabilities” included accrued expenses that were reclassified to “Other liabilities”.

-	“Intangible assets” included improvements in leased properties that were reclassified to “Property and equipment”.

-	Forwards and repurchase agreements that were netted to conform to Regulation S-X requirements.

II)	Other incremental disclosures

25.1.Minimum	cash balances and restricted deposit

In accordance with BCRA regulations, the Bank is required to maintain daily average minimum cash balances for each month in cash, in its account with the BCRA. The required daily averages calculated for the month ending on each balance sheet date are as follows:

	December 31,
	2017	2016
Peso and Foreign Currency Balances	31,384,764	30,463,980

25.2.	Interest-bearing deposits with other banks

Included in “Loans” there are: overnight foreign bank interest-bearing deposits amounting 63,394 and 1,674,658 as of December 31, 2017 and 2016, respectively.

25.3.	Government securities and instruments issued by the BCRA at amortized cost

The book value and fair value of government securities and instruments issued by the BCRA and recorded at amortized cost at December 31, 2017 and 2016 were as follows:

	December 31,
	2017	2016	2017	2016	2017	2016	2017	2016
	Book value		Gross unrealized gains		Gross unrealized losses		Fair value
BCRA Bills	541,989	7,135,469	7,262	22,545	—	—	549,251	7,158,014
Argentine Treasury Bank Bills	1,593,040	803,648	603	146	—	—	1,593,643	803,794
Debt securities	—	100,277	—	262	—	—	—	100,539
Total	2,135,029	8,039,394	7,865	22,953	—	—	2,142,894	8,062,347

The amortized cost and the fair value of government securities and instruments issued by the BCRA at amortized cost under BCRA’s rules at December 31, 2017, by contractual maturity, were as follows:

	December 31, 2017
	Amortized cost	Fair value
Due in one year or less	2,135,029	2,142,894
Total	2,135,029	2,142,894

25.4.	Loans

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

-	Overdraft: basically short-term loans to companies and overdraft lines of credit.

-	Discounted instruments: includes promissory notes, discounted documents and instruments acquired under factoring agreements.

-	Real estate mortgage: loans to purchase or improve real estate and collateralized by such real estate or commercial loans secured by real estate

-	Collateralized loans (real estate mortgage and security agreements): loans secured by privileged guarantees.

-	Consumer: loans granted to individuals to acquired consumer goods.

-	Credit cards: consists mainly of credit card loans.

-	Others: includes mainly pre-financing and export financing and short-term placements in foreign banks.

Under BCRA’s rules, the Bank is required to disclose the type of collateral pledged on loans to non-financial private sector and residents abroad. The classification of the loan portfolio in this regard is as follows:

	December 31,
	2017	2016
Government sector	218	98,819
Financial sector	3,444,790	1,991,564
Non-financial private sector and residents abroad	127,208,989	78,417,690
—Commercial portfolio
With liquid preferred guarantees	1,387,926	1,148,845
With other preferred guarantees	1,294,739	1,402,969
Without preferred guarantees	63,200,585	35,137,488
—Consumer portfolio
With liquid preferred guarantees	10,671	9,973
With other preferred guarantees	9,534,079	5,414,762
Without preferred guarantees	51,780,989	35,303,653

Less: Allowances for losses loans	2,287,795	1,618,152
Total	128,366,202	78,889,921

Commercial loans: encompasses financing facilities the repayment of which were linked to the evolution of its productive or commercial activity and the principal of the loan exceeds an amount established by BCRA.

Consumer loans: encompasses all financing facilities related to consumption (whether personal, professional or family consumption, loans for purchasing of consumer goods and financing credit cards) or housing loans (for buying, building or refurbishing) and financing (credits and guarantees) of a commercial nature where the principal of the loan is lower than an amount established by BCRA.

“Liquid preferred guarantees” consist mainly of cash collaterals, warrants over primary products and other forms of collateral of self-liquidation.

“Other preferred guarantees” consist, in general, of real estate mortgages and other forms of collateral pledged to secure the loan amount. The entire principal amount of loan is included under the heading “preferred guarantees” regardless of the current market value of the collateral.

“Without preferred guarantees” consist, in general, of unsecured third-party guarantees.

The following table analyzes our loan portfolio as of December 31, 2017 by type and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

		Maturing
	Amount at December 31, 2017	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To the non-financial public sector	218	218	—	—	—
To the financial sector	3,444,790	2,234,409	961,937	248,444	—
To the non-financial private sector and residents abroad	127,208,989	70,230,573	26,665,742	27,891,870	2,420,804
Overdrafts	11,707,264	10,703,370	658,795	345,099	—
With guarantees	13,420,505	2,775,145	3,712,859	4,756,213	2,176,288
Credit cards	30,144,824	30,144,824	—	—	—
Other	71,936,396	26,607,234	22,294,088	22,790,558	244,516
Total	130,653,997	72,465,200	27,627,679	28,140,314	2,420,804
Percentage of total loan portfolio	100.00%	55.46%	21.15%	21.54%	1.85%

The Bank also tracks its loan portfolio by industry segment. At December 31, 2017 and 2016, the following industry segments represented the loan concentrations:

	As a percentage of total loans at December 31,
	2017		2016
Industry Segment	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
Consumer	54,610,745	41.80%	38,622,005	47.99%
Other	43,729,204	33.47%	19,221,642	23.87%
Retail trade	6,614,673	5.06%	4,990,286	6.20%
Wholesale trade	5,519,687	4.22%	3,568,864	4.43%
Chemicals	5,071,759	3.88%	2,973,652	3.69%
Financial sector	3,444,790	2.64%	1,991,564	2.47%
Agricultural and livestock	3,015,932	2.31%	2,548,330	3.17%
Industrial metals	2,641,818	2.02%	2,160,340	2.68%
Transport	2,137,068	1.64%	1,594,160	1.98%
Food	2,111,160	1.62%	1,936,185	2.40%
Beverage	1,757,161	1.34%	901,045	1.12%
Total	130,653,997	100.00%	80,508,073	100.00%

Most of the Bank’s operations, property and customers are located in Argentina. Therefore, the performance of Bank’s loan portfolio, financial condition and the results of its operations depend primarily on the macroeconomic and political conditions prevailing in Argentina.

Related-parties include the investees in which the Bank has significant influence and related persons such as any director or member of the Supervisory Committee of the Bank within the previous three years, senior management of the Bank, members of the immediate families of any such persons, and companies with which they are associated.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

Changes in principal amounts of loans granted to related-parties during the years ended December 31, 2017 and 2016 are as follows:

	December 31,
	2017	2016
Balance at the beginning of the year	391,601	805,986
New Loans	271,392	5,797
Repayments	(12,099)	(420,182)
Balance at the end of the year	650,894	391,601

Total loans outstanding to these related parties at December 31, 2017 and 2016 including accrued interest, amounted to 753,462 and 541,330, respectively. Such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and, in the opinion of management, do not represent more than normal credit risk.

At December 31, 2017 and 2016, 70,860 and 1,674,658 or 0.05% and 2.08% of the Bank’s portfolio, respectively, consisted of loans to foreign borrowers.

At December 31, 2017 and 2016, non-performing loans amounted to 904,012 and 616,076, respectively. Past due loans included in the abovementioned amounts reach to 729,137 and 463,380 at December 31, 2017 and 2016, respectively.

25.5.	Allowance for loan losses

Changes in the carrying amount of the allowance for loan losses for the years presented is as follows:

	December 31,
	2017	2016	2015
Balance at the beginning of the fiscal year	1,618,152	1,105,941	937,794
Provision for loan losses (1)	1,561,808	1,057,807	648,207
Charge-offs	(892,165)	(545,596)	(480,060)
Balance at the end of the fiscal year	2,287,795	1,618,152	1,105,941

(2)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income-Gold and foreign currency exchange difference” account in our Consolidated Fianancial Statements.

25.6.	Other receivables from financial transactions

The composition of other receivables by type of guarantee is as follows:

	December 31,
Description	2017	2016
With preferred guarantees	7,224	928,612
Without preferred guarantees	13,255,887	1,508,066
Less: Allowances	7,946	8,772
	13,255,165	2,427,906

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

The assets and corresponding liabilities related to such transactions are as follows:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

	December 31,
Description	2017	2016
Forward Purchases and Sales
“Notional” amount of non-deliverable forward, net	79,234	(563,196)
Interest rate swap	3,585,827	1,980,362
Contra derivatives accounts, net	3,665,061	1,417,166
Non-deliverable forward transactions balances pending settlement, net	(45,022)	28,433
Debtors under forward sales of foreign exchange	1,318,100	—
Repurchase agreements with government securities
Forward purchases of government securities under repurchase agreements with holdings for trading	21,080	1,065
Forward purchases of instruments issued by the BCRA under repurchase agreements	296,630	134,027
Creditors under government securities repurchase agreements with holdings for trading	285,609	135,228
Debtors under reverse repurchase agreements	6,396,424	58,363
Forward sales under reverse repurchase agreements	11,715,929	64,872

Spot transactions with pending settlement
Unsettled spot securities purchases	339,979	159,263
Creditors under unsettled spot securities purchases	34	90,021
Debtors under unsettled spot securities sales	55,188	70,908
Unsettled spot securities sales	339,913	159,006
Unsettled spot foreign exchange purchases	1,913,612	—
Creditors under unsettled spot foreign exchange purchases	1,919,917	—
Debtors under unsettled spot foreign exchange sales	11,296	9,971
Unsettled spot foreign exchange sales	1,325,446	41,395
Unsettled spot Government securities purchases	169,838	190,754
Creditors under unsettled spot Government securities purchases	169,397	99,862
Debtors under unsettled spot Government securities sales	212,647	65,054
Unsettled spot Government securities sales	266,474	136,839

25.7.	Premises and equipment and other assets

25.7.1.	Premises and equipment

The major categories of the Bank’s premises and equipment, and accumulated depreciation related thereto are presented in the following table:

	Estimated useful life (years)	December 31,
Description		2017	2016
Land and buildings	50	2,687,759	2,455,761
Furniture and facilities	10	1,496,337	795,064
Machinery and equipment	3 and 5	1,127,928	694,855
Vehicles	5	22,020	19,102
Less: Accumulated depreciation		1,086,501	766,484
Total		4,247,543	3,198,298

Depreciation expense was 472,815, 246,413 and 199,367 at December 31, 2017, 2016 and 2015, respectively.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

25.7.2.	Other assets

Other assets consisted of the following at December 31, 2017 and 2016:

	Estimated useful	December 31,
Description	life (years)	2017	2016
Advances to suppliers of goods		266,649	475,767
Construction in progress		366,798	155,203
Rent assets	50	2,967	2,967
Works of art	—	992	992
Foreclosed and repossessed assets	50	1,367	2,413
Stationery and office supplies	—	49,618	43,403
Land and buildings not affected by banking activities	50	238,785	247,069
Less: Accumulated depreciation		8,961	7,805
Total		918,215	920,009

Depreciation expense was 1,478, 1,530 and 1,560 at December 31, 2017, 2016 and 2015, respectively.

25.8.	Intangible assets

The breakdown of goodwill account as of December 31, 2017 and 2016, is as follows:

	Estimated useful	December 31,
Description	life (years)	2017	2016
Goodwill for the purchase of Volkswagen Financial Services Cía. Financiera S.A.	10	3,117	3,476
Total		3,117	3,476

Amortization expense on goodwill was 359 and 120 at December 31, 2017 and 2016, respectively.

Organization and development costs

The breakdown of organization and development account as of December 31, 2017 and 2016, is as follows:

	Estimated useful	December 31
Description	life (years)	2017	2016
Computer software acquisition expenses and computer programs development expenses	up to 5	340,970	238,669
Leasehold improvements	up to 5	91,766	73,666
Total		432,746	312,335

The 2017 and 2016’s variations in intangible asset accounts were as follows:

	December 31,
	2017	2016
Balance at the beginning of the year	315,811	236,861
—Additions	161,790	165,408
—Transfers	75,916	—
—Less amortization	(117,654)	(86,458)
Balance at the end of the year	435,863	315,811

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

25.9.	Deposits – Other

As of December 31, 2017 and 2016 include 1,613,171 and 11,034,426, respectively, in deposits in foreign currency in terms of the Tax Disclosure System Law No. 27,260.

25.10.	Other liabilities from financial transactions

BCRA

The Bank borrows funds under various credit facilities obtained from the BCRA for specific purposes, as follows:

	December 31,
Description	2017	2016
Short-term liabilities	8,482	30,648
Long-term liabilities	—	1,322
Total	8,482	31,970

At December 31, 2017 and 2016, accrued interests and other differences included on the above liabilities amounted to 12 and 167, respectively.

Banks and international institutions and financing received from financial institutions

The Bank borrows funds under different credit arrangements from local and foreign banks and international lending agencies, as follows:

	December 31,
Description	2017	2016
Short-term liabilities
Other lines of credit from local and foreign banks	1,652,078	1,503,268
Total short-term liabilities	1,652,078	1,503,268
Long-term liabilities
Other lines of credit from local and foreign banks	303,665	131
Total long-term liabilities	303,665	131
Total	1,955,743	1,503,399

Accrued interests included on the above liabilities are 130,781 and 94,100, at December 31, 2017 and 2016, respectively, and are included in the “Interest and foreign currency exchange differences accrued payable” account in the accompanying Consolidated Balance Sheets.

Maturities of the long-term liabilities in the table above for the fiscal year ended at December 31, 2017 are as follows:

Fiscal year
2019	303,665
Total	303,665

The funds mentioned under the caption “Long-term liabilities: Other lines of credit from local and foreign banks” are applied mainly to provide foreign trade finance.

25.11.	Balances in foreign currency

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

The balances of assets and liabilities denominated in foreign currency (mainly US Dollars) are as follows:

	December 31,
Description	2017	2016
Assets
Cash and due from banks	20,672,220	32,001,949
Government and corporate securities	14,210,191	1,005,979
Loans	28,690,298	12,318,649
Other receivables from financial transactions	6,945,610	471,332
Receivables from financial leases	52,562	—
Investments in other companies	4,961	4,188
Other receivables	719,376	661,416
Suspense items	2,158	1,841
Total	71,297,376	46, 465,354
Liabilities
Deposits	54,343,807	39,719,184
Other liabilities from financial transactions	13,633,970	2,964,044
Other liabilities	298,916	141,672
Suspense items	36,913	12,372
Total	68,313,606	42,837,272

25.12.	Minimum capital requirements

Under BCRA’s regulations, the Bank is required to maintain separate and consolidated minimum levels of equity (“minimum capital”). At December 31, 2017 and 2016 the consolidated minimum capital is based upon risk-weighted assets and also considers operational risk and market risk. The required consolidated minimum capital and actual Consolidated minimum capital calculated under the BCRA’s regulations are as follows:

	Required Consolidated Minimum Capital	Actual consolidated minimum Capital	Excess of actual Minimum Capital over Required Minimum Capital (1)
December 31, 2017	15,653,816	27,309,745	11,655,929
December 31, 2016	10,321,905	17,129,657	6,807,752

(1)	As of of December 31, 2016, the Bank was required to maintain a surplus of minimum paid-in capital amounting to at least 255,536 equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of the said entity. As of December 31, 2017 this requirement has been repealed by Communication “A” 6197 of the BCRA.

25.13.	Earnings per share

Earnings per share for the fiscal years ended December 31, 2017, 2016 and 2015, were computed by dividing net income by the weighted-average number of Ordinary Shares outstanding during each fiscal year.

25.14.	Employee benefit plans

The Bank is obligated to pay employer contributions to the Argentine Integrated Social Security System, determined on the basis of total monthly payroll. These expenses aggregated 968,122, 657,857 and 475,637 for the fiscal years ended December 31, 2017, 2016 and 2015 respectively, and are included in the “Operating Expenses—Payroll expenses” account in the Consolidated Income Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

25.15.	Business segment consolidated information

Public business enterprise are required report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

The Bank is mainly concentrated on banking and financial services. It organizes its activities in three business segments: (i) BBVA Banco Francés S.A. (banking), (ii) PSA Finance S.A. (financial services) and (iii) Volkswagen Financial Services S.A. (financial services), which it considers a single reportable segment for reporting purposes.

During 2017, the Company updated its internal business segment information by adding the analysis of loans and deposits by business lines (retail banking, middle market banking and corporate and investment banking).

The following information shows total assets, financial income, service charge income and other income, total income, financial expenses, allowances for loans losses, operating expenses, other expenses, total expenses, loss / gain on minority interest in subsidiaries and total net income for each of the business segments identified by the Bank’s management.

	As of and for the year ended December 31, 2017
	BBVA Banco Francés S.A.(4) (Banking)	PSA Finance S.A. (Financial Services)	Volkswagen Financial Services S.A. (Financial Services)	Total
	(in thousands of pesos)
Total loans	118,574,829	4,840,322	4,951,051	128,366,202
- C&IB	29,092,314	143,310	—	29,235,624
- Middle-market Banking	38,581,073	—	—	38,581,073
- Retail Banking	50,901,442	4,697,012	4,951,051	60,549,505
Total assets	215,569,710	4,991,687	5,081,393	225,642,790
Total deposits	153,928,288	122,014	—	154,050,302
- C&IB	13,228,055	—	—	13,228,055
- Middle-market Banking	31,526,243	—	—	31,526,243
- Retail Banking	109,173,990	122,014	—	109,296,004
Total liabilities	195,761,970	3,117,104	707,168	199,586,242
Financial income	23,805,157	525,336	269,076	24,599,569
Service charge income and other income	12,506,053	708,622	649,572	13,864,247
Total income (1)	36,311,210	1,233,958	918,648	38,463,816
Financial expenses	(9,068,468)	(462,358)	(21,735)	(9,552,561)
Allowances for doubtful loans	(1,498,112)	(27,410)	(35,198)	(1,560,720)
Operating expenses	(12,399,540)	(91,072)	(122,859)	(12,613,471)
Other expenses (2)	(10,347,788)	(256,121)	(149,601)	(10,753,510)
Total expenses (3)	(33,313,908)	(836,961)	(329,393)	(34,480,262)
Results on subsidiaries attributable to minority interest	(4,163)	(74,690)	(26,436)	(105,289)
Total net income	2,993,139	322,307	562,819	3,878,265

(1)	Includes: financial income, service charge income and other income.

(2)	Includes: service charge expense, other expense and income tax.

(3)	Includes: financial expenses, provision for loan losses, operating expenses and other expenses.

(4)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, BBVA Francés Valores S.A. and Consolidar AFJP (undergoing liquidation proceedings).

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

	As of and for the year ended December 31, 2016
	BBVA Banco Francés S.A.(4) (Banking)	PSA Finance S.A. (Financial Services)	Volkswagen Financial Services S.A. (Financial Services)	Total
		(in thousands of pesos)
Total assets	146,804,631	3,154,836	1,793,244	151,752,711
Financial income	22,251,586	414,316	14,036	22,679,938
Service charge income and other income	8,949,566	429,729	38,758	9,418,053
Total income (1)	31,201,152	844,045	52,794	32,097,991
Financial expenses	(9,970,755)	(284,657)	(430)	(10,255,842)
Allowances for doubtful loans	(1,023,044)	(15,562)	(16,222)	(1,054,828)
Operating expenses	(9,456,435)	(70,397)	(30,801)	(9,557,633)
Other expenses (2)	(7,248,149)	(221,324)	(10,323)	(7,479,796)
Total expenses (3)	(27,698,383)	(591,940)	(57,776)	(28,348,099)
Results on subsidiaries attributable to minority interest	2,334	(114,850)	6,296	(106,220)
Total net income	3,505,103	137,255	1,314	3,643,672

(1)	Includes: financial income, service charge income and other income.

(2)	Includes: service charge expense, other expense and income tax.

(3)	Includes: financial expenses, provision for loan losses, operating expenses and other expenses.

(4)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, BBVA Francés Valores S.A. and Consolidar AFJP (undergoing liquidation proceedings).

	As of and for the year ended December 31, 2015
	BBVA Banco Francés S.A.(4) (Banking)	PSA Finance S.A. (Financial Services)	Total
	(in thousands of pesos)
Total assets	108,383,094	2,353,104	110,736,198
Financial income	16,022,362	542,417	16,564,779
Service charge income and other income	6,319,458	387,549	6,707,007
Total income (1)	22,341,820	929,966	23,271,786
Financial expenses	(6,962,151)	(158,850)	(7,121,001)
Allowances for doubtful loans	(627,854)	(9,163)	(637,017)
Operating expenses	(6,550,301)	(44,845)	(6,595,146)
Other expenses (2)	(4,805,250)	(192,814)	(4,998,064)
Total expenses (3)	(18,495,556)	(405,672)	(19,351,228)
Results on subsidiaries attributable to minority interest	(5,681)	(130,390)	(136,071)
Total net income	3,390,583	393,904	3,784,487

(1)	Includes: financial income, service charge income and other income.

(2)	Includes: service charge expense, other expense and income tax.

(3)	Includes: financial expenses, provision for loan losses, operating expenses and other expenses.

(4)	Includes: BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, BBVA Francés Valores S.A. and Consolidar AFJP (undergoing liquidation proceedings).

The Bank’s reportable segments are strategic business units that offer different products and services. They are managed separately because each segment appeals to different markets and, accordingly, requires different technology and marketing strategies.

As mentioned in Note 15, the Pension Fund Manager segment was affected by the reform of the integrated retirement and pension system and Consolidar AFJP has been undergoing liquidation proceedings since then. As the Pension Fund Manager segment did not meet the quantitative thresholds, the Bank decided to discontinue the separate reporting for this segment since year 2016 and, instead, reports it within the BBVA Banco Francés S.A. (banking) segment included therein. Prior years’ segment information has been revised to reflect this change in reporting.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Bank evaluates performance based on profit or loss from operations before income taxes not including non-recurring gains or losses.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

The Bank does not have a single external private customer from whom it derives 10 percent or more of its revenues and operates in one geographical area. Nevertheless, the Bank has significant exposure to the Argentine Federal Government in form of instruments issued by the BCRA, other debt obligations and Federal Government secured loans. For the years ended December 31, 2017, 2016 and 2015 the Bank recorded net income from government securities for 3,574,530, 4,528,137 and 3,505,177, respectively. In addition, for the years ended December 31, 2017, 2016 and 2015, the Bank recorded, under BCRA rules, income from Federal Government secured loans (Decree No. 1387/01), including CER accrual for 1,081, 36,430 and 15,680, respectively.

25.16.	Consolidated Income Statements and balance sheets

The presentation of Consolidated Financial Statements according to BCRA’s rules differs significantly from the format required by the US Securities and Exchange Commission (US SEC) under Rules 9-03 and 9-04 of Regulation S-X (“Article 9”). These Consolidated Financial Statements were prepared using the measurement methods prescribed by the BCRA, but in accordance with the presentation requirements of the US SEC.

The Consolidated Income Statements presented below discloses the categories required by Article 9:

	December 31,
	2017	2016	2015
Consolidated Income Statements
Interest and fees on loans	14,989,670	12,881,376	9,390,136
Trading account interest	3,774,017	4,668,996	3,745,359
Total interest income	18,763,687	17,550,372	13,135,495
Interest on deposits	6,745,113	7,722,327	5,185,742
Interest on short-term borrowings	1,003,472	934,133	622,754
Interest on long-term debt	126	161	166
Total interest expense	7,748,711	8,656,621	5,808,662
Net interest income	11,014,976	8,893,751	7,326,833
Provision for loan losses	1,560,720	1,054,828	637,017
Net interest income after provision for loan losses	9,454,256	7,838,923	6,689,816
Service fees on deposit accounts	1,910,561	1,153,622	918,144
Credit card service fees	7,526,278	6,831,485	4,805,067
Fees on securities activities	58,655	50,927	42,631
Other commissions	4,613,280	3,409,135	2,682,554
Income from investment in equity securities	397,173	191,430	192,666
Foreign currency gains, net	2,100,042	1,402,823	382,871
Gains on disposal of fixed and other assets	13,165	1,012	638
Others	1,895,175	1,507,185	1,111,720
Total income	18,514,329	14,547,619	10,136,291
Commissions	4,324,510	3,036,242	1,825,973
Personnel expenses	6,871,105	5,209,539	3,548,194
Fees and external administrative services	602,247	567,406	347,676
Depreciation of premises and equipment and other fixed assets	474,301	247,943	200,933
Business travel and development	63,773	51,789	41,208
Utilities	199,714	203,702	116,201
Advertising and promotion	417,532	377,769	241,686
Contributions and taxes	3,792,274	3,079,657	2,405,930
Maintenance and repairs	542,880	348,988	276,867
Amortization of goodwill	359	120	—
Provision for loss contingencies	501,109	799,732	284,468
Others	4,035,887	2,370,113	1,702,014
Total expenses	21,825,691	16,293,000	10,991,150
Income before income tax expense	6,142,894	6,093,542	5,834,957
Income tax expense	2,264,629	2,449,870	2,050,470
Net income attributable to the controlling interest	3,878,265	3,643,672	3,784,487
Net income attributable to the non-controlling interest	(105,289)	(106,220)	(136,071)
Net income	3,983,554	3,749,892	3,920,558
Earnings per Share (1)	6.50	6.79	7.05

(1)	Stated in pesos.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

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

BCRA’s rules also required certain classifications of assets and liabilities which are different from those required by Article 9. The following balance sheets depict the Bank’s Consolidated Balance Sheets at December 31, 2017 and 2016 as if the Bank followed the balance sheets disclosure requirements under Article 9:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

	December 31
	2017	2016 Restated
Assets
Cash and due from banks	37,664,382	48,226,107
Interest bearing deposits in other banks	977,566	914,587
Forward purchases and under reverse repurchase agreements	21,080	1,065
Unsettled spot purchases	2,423,429	350,017
Debtors under forward sales and under reverse repurchase agreements	7,171,610	—
Trading account assets	32,455,241	11,834,720
Investments securities	658,594	507,625
Loans	133,055,874	82,583,493
Less: Allowance for loan losses	2,323,238	1,646,601
Premises and equipment	4,339,216	3,271,784
Intangible assets	344,190	242,325
Other assets	8,130,462	5,263,293
Total assets	224,918,406	151,548,415

Liabilities and Shareholders’ Equity
Interest bearing deposits	113,774,376	85,165,325
Non-interest bearing deposits	40,275,926	29,456,428
Creditors under forward purchases and under reverse repurchase agreements	—	82,993
Creditors under unsettled spot purchases	1,810,217	43,950
Forward sales and under repurchase agreements	11,717,127	64,913
Unsettled spot sales	1,931,833	337,240
Short-term borrowings	16,319,157	11,805,791
Long-term debt	2,602,802	1,250,114
Other liabilities	7,682,746	5,380,152
Commitments and contingent liabilities	2,132,454	881,333
Total liabilities	198,246,638	134,468,239

Capital Stock	612,660	536,878
Other shareholders’ equity	25,443,888	15,923,157
Total shareholders’ equity attributable to controlling interests	26,056,548	16,460,035
Non-controlling interests in consolidated subsidiaries	615,220	620,141
Total shareholders’ equity	26,671,768	17,080,176
Total liabilities and shareholders’ equity	224,918,406	151,548,415

25.17.	Off-Balance sheet financial instrument

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

a)   Credit-related financial instruments

The Bank’s exposure to credit loss in the event of non-performance by counterparties to commitments to extend credit, guarantees granted and foreign trade acceptances is represented by the contractual notional amount of those investments.

A summary of credit exposure related to these items is shown below (*):

	December 31,
	2017	2016
Credit lines granted (unused portion) covered by debtor classification regulations	772,541	176,296
Foreign trade acceptances and standby letters of credit	459,206	348,027
Guarantees granted	447,062	351,834

(*)	A significant portion of the Bank’s guarantees as of December 31, 2017 and 2016 has a remaining maturity of less than one year.

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

The credit risk involved in foreign trade acceptances and guarantees granted is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. Such financial instruments are classified, by type of guarantee, as follows:

	December 31,
	2017	2016
Cash collaterals	42,403	7,997
Preferred guarantees	24,534	11,612
Without guarantees	1,611,809	768,772

The Bank accounts for checks against it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, no significant risk of loss exists on these clearing transactions. The amounts of clearing items in process are as follows:

	December 31,
	2017	2016
Checks drawn on the Bank pending clearing	998,576	1,125,465
Checks drawn against other Banks	1,903,910	1,436,763
Drafts and notes for collection	1,528,432	1,264,327

b)   Trust activities

See Note 10.

NOTE 26—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK RULES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following is a description of the significant differences between BCRA GAAP followed in the preparation of the Bank’s Consolidated Financial Statements and those applicable in the United States under generally accepted accounting principles (“U.S. GAAP”). References below to “ASC” are to Accounting Standards Codification. Pursuant

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

to the BCRA GAAP, the Bank’s Consolidated Financial Statements recognized the effects of inflation as mentioned in Note 3.2. The effect of inflation accounting under BCRA GAAP has not been reversed in the reconciliation to U.S. GAAP.

I)	Restatement of previously issued Consolidated Financial Statements

In addition to the restatement of the Bank´s Consolidated Statements of Cash Flows for the years ended December 31, 2016 and 2015 (see Note 1.5), the Bank has restated the presentation of cash flow information in accordance with ASC 230-10 under U.S. GAAP (see Note 26.20) and the following concepts:

1)	Consolidation:

As mentioned in Note 2.1, under BCRA GAAP, the Bank presents consolidated financial information with subsidiaries, which comprises PSA Finance Argentina Compañía Financiera S.A. (herein after PSA), a financial institution in which the Bank owns 50% of common stock and voting rights.

During the process of preparation of consolidated financial statements for the year ended December 31, 2017, the Bank reassessed the consolidation criteria applied for PSA until 2016.

Based on that analysis, the Bank concluded that it does not have the power to direct the activities that most significantly affect PSA’s economic performance due to the fact that the Bank doesn´t have majority on the Board of Directors, Executive Committees and Credit Risk Committee of PSA.

Accordingly, it has concluded that, under U.S. GAAP, the consolidation criteria of ASC 810-10-25 are not met and the Bank does not control PSA. Therefore, the Bank restated the disclosure of significant adjustments to consolidated net income and consolidated shareholders’ equity which would have been required if U.S. GAAP had been applied instead of BCRA GAAP, for the correction of this error.

The impact of the restatement is shown in the tables below.

2)	Allowance for loans losses (ALL):

As explained in Note 26.3, in accordance with ASC 310-10 Consumer loans portfolio are collectively evaluated for impairment. During the process of preparation of consolidated financial statements for the year ended December 31, 2017, the Bank reassessed the parameters used in the estimation of Loss Emerging Period for the year 2015 and 2016 in performing consumer loans portfolio. Consequently, the allowance for loan losses under U.S. GAAP was understated by 207,077 and 121,102 as of December 31, 2016 and 2015, respectively. Also, net income for the years ended December 31, 2016 and 2015 should be decreased by 85,975 and 121,102, respectively. The Bank restated the disclosure of significant adjustments to consolidated net income and consolidated shareholders’ equity which would have been required if U.S. GAAP had been applied instead of BCRA GAAP, for the correction of this error.

3)	Income taxes:

Based on the above description in 2), the deferred income taxes were adjusted.

-	December 31, 2016

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

	Consolidated Net Income
	Years ended December 31,
	2016 As reported	Adjustment	Ref	2016 Restated
Net income in accordance with BCRA GAAP attributable to controlling interests	3,643,672	—	—	3,643,672
Deferred taxes, net of allowances	174,607	17,279	1) and 3)	191,886
Loan origination and credit card issuance fees’	(190,642)	(947)	1)	(191,589)
Impaired loans-Non Financial Private Sector and residents abroad loans	417,031	(91,257)	1) and 2)	325,774
Government and other debt securities – Available for sale	207,541	—		207,541
Gain contingencies	34,434	—		34,434
Investment in other companies	(104,139)	7,092	1)	(97,047)
Vacation expense	(746)	—		(746)
Accounting for Derivative Instruments	(197)	(863)	1)	(1,060)
Loss contingencies	(48,817)	—		(48,817)
Non-controlling interests in consolidated subsidiaries	109,418	(121,941)	1)	(12,523)
Net income in accordance with U.S. GAAP	4,242,163	(190,638)		4,051,525
Net income per share in accordance with U.S. GAAP attributable to controlling interests – basic and diluted	7.70			7.57
Net income per share in accordance with U.S. GAAP attributable to non-controlling interests	0.20			(0.02)
Net income per share in accordance with U.S. GAAP	7.90			7.55
Weighted average number of shares outstanding (in thousands)	536,878			536,878

	Consolidated Shareholders equity
	Years ended December 31,
	2016 As reported	Adjustment	Ref	2016 Restate
Shareholders’ equity in accordance with BCRA GAAP attributable to controlling interests	16,460,035	—	—	16,460,035
Deferred taxes, net of allowances	520,758	48,941	1) and 3)	568,699
Loan origination and credit card issuance fees’	(696,451)	(4,711)	1	(701,162)
Impaired loans-Non Financial Private Sector and residents abroad loans	914,921	(224,078)	1) and 2)	690,843
Government and other debt securities valuation – Available for sale	22,953	—		22,953
Gain contingencies	(15,567)	—		(15,567)
Investment in other companies	(203,054)	22,575	1)	(180,479)
Vacation expense	(1,180)	—		(1,180)
Accounting for Derivative Instruments	(33,103)	(863)	1)	(33,966)
Loss contingencies	—	—		—
Non-controlling interests in consolidated subsidiaries	640,291	(374,978)	1)	265,313
Consolidated Shareholders’ equity in accordance with U.S. GAAP	17,609,603	(534,114)		17,075,489

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

	Consolidated Net Income
	Year ended December 31
	2016 As reported	Adjustment	2016 Restated
Financial income	22,888,144	(414,981)	22,473,163
Financial expenses	(10,255,842)	283,425	(9,972,417)
Provision for loan losses	(632,515)	(80,967)	(713,492)
Service charge income	8,066,212	(392,644)	7,673,568
Service charge expenses	(3,933,108)	56,066	(3,877,042)
Operating expenses	(9,558,881)	70,397	(9,488,484)
Loss on minority interest in subsidiaries	(2,071)	—	(2,071)
Other income	734,903	106,561	841,464
Other expenses	(789,417)	(78,592)	(868,009)
Income before income tax	6,517,425	(450,745)	6,066,680
Income Tax	(2,275,263)	260,108	(2,015,155)
Total consolidated income	4,242,163	(190,638)	4,051,525
Comprehensive income
Net income in accordance with U.S. GAAP	4,242,163	(190,638)	4,051,525
Other comprehensive (loss), net of tax	(114,410)	—	(114,410)
Comprehensive net income in accordance with U.S. GAAP	4,127,753	(190,638)	3,937,115

	Year ended December 31,
	2016 As reported	Adjustment	2016 Restated
Assets	155,974,903	(2,266,948)	153,707,955
Liabilities	138,365,300	(1,732,834)	136,632,466

-	December 31, 2015

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

	Consolidated Net Income
	Years ended December 31,
	2015 As reported	Adjustment	Ref	2015 Restated
Net income in accordance with BCRA GAAP attributable to controlling interests	3,784,487	—	—	3,784,487
Deferred taxes, net of allowances	223,984	30,662	1) and 3)	254,646
Loan origination and credit card issuance fees’	(169,147)	3,650	1)	(165,497)
Impaired loans-Non Financial Private Sector and residents abroad loans	79,248	(120,782)	1) and 2)	(41,534)
Government and other debt securities – Available for sale	(503,450)	—		(503,450)
Gain contingencies	(12,958)	—		(12,958)
Investment in other companies	(37,161)	(4,080)	1)	(41,241)
Vacation expense	97	(45)		52
Accounting for Derivative Instruments	(41,719)	155	1)	(41,564)
Loss contingencies	48,817	—		48,817
Non-controlling interests in consolidated subsidiaries	57,637	(52,318)	1)	5,319
Net income in accordance with U.S. GAAP	3,429,835	(142,758)		3,287,077
Net income per share in accordance with U.S. GAAP attributable to controlling interests	6.28			6.11
Net income per share in accordance with U.S. GAAP attributable to non-controlling interests – basic and diluted	0.11			0.01
Net income per share in accordance with U.S. GAAP	6.39			6.12
Weighted average number of shares outstanding (in thousands)	536,878			536,878

	Consolidated Shareholders equity
	Years ended December 31
	2015 As reported	Adjustment	Ref	2015 Restated
Shareholders’ equity in accordance with BCRA GAAP attributable to controlling interests	13,716,363	—	—	13,716,363
Deferred taxes, net of allowances	284,545	30,662	1) and 3)	315,207
Loan origination and credit card issuance fees’	(505,809)	(3,764)	1)	(509,573)
Impaired loans-Non Financial Private Sector and residents abroad loans	497,890	(132,821)	1) and 2)	365,069
Government and other debt securities valuation – Available for sale	(8,572)	—		(8,572)
Gain contingencies	(50,001)	—		(50,001)
Investment in other companies	(98,915)	15,483	1)	(83,432)
Vacation expense	(434)	—		(434)
Accounting for Derivative Instruments	(32,906)	—	1)	(32,906)
Loss contingencies	48,817	—		48,817
Non-controlling interests in consolidated subsidiaries	353,017	(343,037)	1)	9,980
Consolidated Shareholders’ equity in accordance with U.S. GAAP	14,203,995	(433,477)		13,770,518

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

	Consolidated Net Income
	Year ended December 31,
	2015 As reported	Adjustment	2015 Restated
Financial income	16,061,329	(301,357)	15,759,972
Financial expenses	(7,162,875)	159,083	(7,003,792)
Provision for loan losses	(558,089)	(111,299)	(699,388)
Service charge income	5,923,039	(357,555)	5,565,484
Service charge expenses	(2,420,780)	38,518	(2,382,262)
Operating expenses	(6,595,005)	44,756	(6,550,249)
Loss on minority interest in subsidiaries	(73,993)	73,991	(2)
Other income	566,860	126,147	693,007
Other expenses	(470,352)	201,420	(268,932)
Income before income tax	5,270,134	(156,296)	5,113,838
Income Tax	(1,840,299)	13,538	(1,826,761)
Total consolidated income	3,429,835	(142,758)	3,287,077
Comprehensive income
Net income in accordance with U.S. GAAP	3,429,835	(142,758)	3,287,077
Other comprehensive income, net of tax	339,930	—	339,930
Comprehensive net income in accordance with U.S. GAAP	3,769,765	(142,758)	3,627,007

	Year ended December 31,
	2015 As reported	Adjustment	2015 Restated
Assets	111,713,362	(1,406,969)	110,306,393
Liabilities	97,509,367	(973,492)	96,535,875

II)	Differences between U.S. GAAP and BCRA GAAP

26.1.	Income taxes

In estimating accrued taxes, we assess the relative merits and risks of the appropriate tax treatment considering statutory, judicial and regulatory guidance in the context of the tax position.

Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment. It is possible that others, given the same information, may at any point reach different reasonable conclusions regarding the estimated amounts of accrued taxes.

Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of the status of examinations being conducted by various taxing authorities, and newly-enacted statutory and regulatory guidance that impact the relative merits and risks of tax positions. These changes, when they affect accrued taxes, can be material to our operating results.

As explained in Note 5 to our Consolidated Financial Statements, BCRA GAAP do not require the recognition of deferred tax assets and liabilities and, therefore, income tax is recognized on the basis of amounts due in accordance with Argentine tax regulations, therefore the Bank booked an allowance equivalent to the net deffered tax asset balance, and no deferred tax and liabilities are recognized in the Consolidated Financial Statements under BCRA GAAP.

For purposes of U.S. GAAP reporting, we apply FASB ASC 740 “Income Taxes”. Under this method, income tax is recognized based on the liability method whereby deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities at each reporting date. FASB ASC 740

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

requires that an allowance for deferred tax assets to the extent that it is more likely than not that they will not be realized, based on the weight of available evidence. In order to determine the amount of the valuation allowance required, in accordance with FAS ASC 740-10-30-16 through 30-25, we evaluate for each consolidated entity all available evidence, both positive and negative and the future realization of the tax benefit in a relatively short period of time, considering future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carry-forwards and tax-planning strategies.

FASB ASC 740 also prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

As discussed in Note 5.b) there are unrecognized tax benefits under U.S. GAAP for those concepts as of December 31, 2017 amounting to 1,467,204.

The Bank and its subsidiaries file income tax returns in accordance with local regulation of Argentina. The open tax years for income tax in Argentina is five years.

Deferred tax assets and liabilities are summarized as follows:

	December 31,
Description	2017	2016 Restated	2015 Restated
Deferred tax assets:
Loss carry forward	26,328	23,906	17,233
Loans (ALLL)	433,634	211,844	79,209
Loans origination and credit card issuance fees’	110,322	245,407	178,351
Other liabilities	157,611	18,410	20,366
Allowance for loss contingencies	322,316	506,665	400,265
Other	—	77	64
Total deferred tax assets	1,050,211	1,006,309	695,488
Deferred tax liabilities:
Government and private securities valuation	2,183	(18,409)	(96,122)
Property, equipment and miscellaneous assets	(79,634)	(85,750)	(52,410)
Foreign exchange difference	(70,231)	(98,897)	(52,950)
Intangible assets	(84,905)	(148,680)	(120,106)
Shareholdings valuation	(36,031)	(39,408)	(24,309)
Other	(65,094)	—	—
Total deferred tax liabilities	(333,712)	(391,143)	(345,897)

Net deferred tax asset under U.S. GAAP	716,499	615,166	349,591
Valuation allowances	(37,481)	(46,467)	(34,384)
Net deferred tax asset under U.S. GAAP (net of allowances)	679,018	568,699	315,207

The change in the U.S. GAAP net deferred tax assets for the fiscal years presented is summarized as follows:

	December 31,
	2017	2016 Restated	2015 Restated
Net deferred tax asset at the beginning of the year	568,699	315,207	243,600
Change in deferred tax asset	43,648	191,886	254,646
Other comprehensive income – Tax	66,671	61,606	(183,039)
Net deferred tax asset at the end of the year	679,018	568,699	315,207

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

The following table accounts for the difference between the current income tax under BCRA GAAP and the total income tax expense in accordance with U.S. GAAP:

	December 31,
	2017	2016 Restated	2015 Restated
Current income tax (1)	2,077,562	2,268,648	1,898,368
Net change in deferred taxes	(110,319)	(253,492)	(71,607)
Effect of inflation adjustment on income tax	(1,185,800)	—	—
Total income tax expense under U.S. GAAP	781,443	2,015,155	1,826,761

(1)	Does not include PSA consolidated under BCRA GAAP and includes over/under income tax provision and the reverse on income tax on future.

The following table reconciles our income tax provision computed at the statury rate with the income tax provision recongnized under U.S. GAAP:

	December 31,
Description	2017	2016 Restated	2015 Restated
Income before income tax expense in accordance with U.S. GAAP	6,009,296	6,066,680	5,113,838
Statutory income tax rate	35.00%	35.00%	35.00%
Income tax expense computed at statutory rate	2,103,254	2,123,338	1,789,843

Tax exempt income	(202,353)	(141,051)	(143,016)
Donations	6,173	5,575	7,806
Non-deductible items	46,484	49,425	59,230
Change in tax rate	92,237	—	—
Reversal of income tax on futures	(41,300)	—	—
Over/under income tax provision	(38,422)	(39,942)	112,978
Other	1,171	17,810	(80)
Income tax expense computed in accordance with U.S. GAAP before inflation adjustment	1,967,243	2,015,155	1,826,761
Effect of inflation adjustment on income tax	(1,185,800)	—	—
Income tax expense computed in accordance with U.S. GAAP	781,443	2,015,155	1,826,761

As mentioned in Note 5, following the permited practice defined in Memorandum No. 6/2017 issued by BCRA in its capacity of accounting standards setter, the Bank recorded during 2016 a provision of 1,185,800, related to the tax impact of the effects inflation which was considered a tax deduction in the filed tax return for the year as of December 31, 2016 (the “tax position”).

In the information as per U.S. GAAP, the Bank has derecognized the abovementioned provision since, based on the technical merits of the tax deduction which has been confirmed by the Bank’s legal and tax advisors, it is more likely than not, that the position will be sustained upon examination, including any appeals or litigation processes, if any.

26.2.	Loan origination and credit card issuance fees’

The Bank recognizes fees on credit card products and consumer loans when collected. In accordance with U.S. GAAP, particularly under ASC 310-20, Receivables: Nonrefundable Fees and Other Costs, loan origination fees should be recognized over the life of the related loan as an adjustment of yield.

On the other hand and in accordance with U.S. GAAP under ASC 835-30, Imputation of Interest, fees received for certain loans should be approximated through an interest rate that may differ from the stated or coupon rate.

The effects of adjustments required to state such amounts in accordance with US. GAAP would have decreased assets by 367,739, 701,162 and 509,573 at December 31, 2017, 2016 and 2015, respectively. On the other hand, income would have increased by 333,423 for the year ended December 31, 2017 and would have decreased by 191,589 and 165,497 for the years ended December 31, 2016 and 2015, respectively.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

26.3.	Loan loss reserve

The Bank determines the allowance for loan losses generally through specific allocations on a loan-by-loan basis, once the loan becomes classified in a category which indicates that collectability may be impaired, and also through mandatory general allowance on performing loans, which serves to cover inherent loan losses for which specific allowance have not been recognized (see Note 3.4.5.).

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

The Bank’s accounting for its loan loss reserve differs in some respects with practices of U.S.-based banks, as discussed below in Notes 26.3.1 and 26.3.2.

The following table discloses the amounts required by ASC 310-10, Receivables: Overall, as of December 31, 2017, 2016 and 2015:

	December 31,
	2017	2016 Restated	2015 Restated
—Total amount of loans considered as impaired	900,330	602,668	350,205
—Allowance allocated to impaired loans	803,075	565,357	318,387
—Average balance of impaired loans during the year	784,459	534,292	371,640

Under U.S. GAAP, the changes in the carrying amount in the allowance for loan losses for the years presented is as follows:

	December 31,
	2017	2016 Restated	2015 Restated
Balance at the beginning of the fiscal year	892,011	714,556	498,733
Provision for loan losses	1,814,349	719,932	682,841
Charge-offs	(880,317)	(542,477)	(467,018)
Balance at the end of the fiscal year	1,826,043	892,011	714,556

26.3.1.	Interest recognition—non-accrual loans

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

The Bank recognizes interest income on a cash basis for non-accrual loans. ASC 310-10, Receivables: Overall, requires that if the collectability of the principal of the non-accrual loan is in doubt, cash payments should be applied to reduce the principal to the extent necessary to remove such doubt. Management believes that the effect of this difference in interest recognition is not material to the Bank’s Consolidated Income Statements taken as a whole.

26.3.2.	Impaired loans—Non-Financial Private Sector and residents abroad

ASC 310-10, Receivables: Overall, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This Standard is applicable to all loans (including those restructured in a troubled debt restructuring involving a modification of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. The Bank considers commercial loans for individual impairment evaluations. Loans are considered impaired when, based on management’s evaluation, a borrower will not be able to fulfill its obligation under the original terms of the loan.

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

-	Consumer: the main criterion for classifying a client is the number of days past due (more than 90 days is considered as doubtful), and the Bank also considers refinancing transactions, present payment agreements resulting from judicial or extrajudicial proceedings and bankruptcy among others. To calculate the allowance required for smaller-balance impaired loans, in accordance with U.S. GAAP, historical loss ratios are determined by analyzing historical losses. Loss estimates are analyzed by loan type for homogeneous groups of clients. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, trends and any other pertinent information that may affect the estimation of the allowance for loan losses.

-	Commercial portfolio: the objective basis is the repayment capacity according to the client’s projected funds flow. The classification of a client may also be influenced by: the existence of refinancing transactions, present payment agreements resulting from judicial or extrajudicial proceedings, requests for composition proceedings or extrajudicial preventive agreement not yet homologated and bankruptcy among others. Such treatment is consistent with U.S. GAAP.

Had U.S. GAAP been applied the Bank’s assets would have increased by 419,042, 690,843 and 365,070 at December 31, 2017, 2016 and 2015, respectively. In addition, the net income would have decreased by 271,801 at December 31, 2017 and would have increased by 325,774 and 41,534 at December 31, 2016 and 2015, respectively.

The Bank recalculates its allowances for loan losses considering the criteria set forth by the U.S. GAAP and makes the necessary adjustments as indicated in the table below, excluding PSA Compañía Financiera S.A., (which shows the impact on the shareholders’ equity of BBVA Francés):

	2017			2016 Restated			2015 Restated
	BCRA	U.S. GAAP	Diff	BCRA	U.S. GAAP	Diff.	BCRA	U.S. GAAP	Diff.
Consumer	1,463,649	1,440,460	23,189	1,151,783	704,044	447,739	795,192	488,550	306,643
Commercial	781,436	385,583	395,853	431,071	187,967	243,104	284,433	226,006	58,427
Total	2,245,085	1,826,043	419,042	1,582,854	892,011	690,843	1,079,625	714,556	365,070

-	Refinancing, restructuring and renegotiation programs

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

The amount of refinanced transactions as of December 31, 2017 and 2016 were 753,999 and 721,941, respectively.

The total of refinancing transactions granted during 2017 amounted to 510,124 of which 90.57% was in the performing portfolio (which are less than 90 days in arrears) as of December 31, 2017.

The total of refinancing transactions granted during 2016 amounted to 686,111, of which 79.7% was in the performing portfolio (which are less than 90 days in arrears) as of December 31, 2016.

The table below shows the number of restructured loans (“Q”) by portfolio segment, their outstanding amounts and their correspondent allowance for loan losses (i) at the time the restructuring was effected, (ii) one month before the restructuring, (iii) twelve months before the restructuring, and (iv) twelve months after the restructuring. It also includes the variation in the amount of allowance for loan losses between such periods.

In the cases where the refinance occurred less than 12 months from issuance, the information -12 months only covers the period form issuance to refinance, likewise if the refinance occurred less than 12 months from December 31, 2017, +12 months shows the information from refinancing to December 31, 2017.

It is possible to observe in the table the variation of the allowance for loan losses (under BCRA GAAP) during 2017 and 2016, which was similar in both years, and the positive impact of the restructuring. In particular, the table shows how the amount of allowance for loan losses increased as the level of restructurings loans increased.

2017				2016

	-12 months				-12 months
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured loans
Consumer	9,402	330,762	15,366	Consumer	14,152	308,497	12,998
Commercial	4	19,465	195	Commercial	4	123,995	1,240
	9,406	350,227	15,561		14,156	432,492	14,238

	-1 month				-1 month
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured loans
Consumer	9,402	442,267	207,925	Consumer	14,152	464,282	144,887
Commercial	4	16,383	258	Commercial	4	118,132	5,821
	9,406	458,650	208,183		14,156	582,414	150,708

	Month refinancing				Month refinancing
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured Loans
Consumer	9,402	494,470	160,976	Consumer	14,152	556,386	172,503
Commercial	4	15,654	216	Commercial	4	129,725	5,959
	9,406	510,124	161,193		14,156	686,111	178,462

	+12 months				+12 months
	Q	Outstanding amount	Allowance		Q	Outstanding amount	Allowance
Restructured loans				Restructured loans
Consumer	9,402	387,525	92,885	Consumer	14,152	435,799	115,041
Commercial	4	10,659	2,248	Commercial	4	126,106	2,004
	9,406	398,184	95,133		14,156	561,905	117,045

Variation -12 months vs Current month			935.9%	Variation -12 months vs Current month			1,153.4%

Variation -1 months vs Current month			(22.6)%	Variation -1 months vs Current month			18.4%

Variation +12 months vs Current month			(69.4)%	Variation +12 months vs Current month			(34.4)%

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

During 2017 there were four restructuring transactions of commercial loans, one of them in the performing portfolio as of December 31, 2017. In 2016 there were four restructuring transactions of commercial loans, three of them in the performing portfolio as of December 31, 2016.

As for the consumer segment, all the restructuring transactions effected during 2017 and 2016 had the following characteristics: (i) the debtor had paid, at a minimum, one installment in advance in order to qualify to the restructuring of its debt; (ii) we made sure before the restructuring that the debtor’s monthly payment capacity would be able to absorb the new monthly paying obligation resulting from the restructuring; (iii) the guarantees in force were in all cases maintained or, in the case of loans without guarantees, the execution capacity for the loan was improved; and (iv) all the restructurings currently in force are arranged in consecutive monthly payments, with a minimum of six months and a maximum of 60 months.

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

Loans considered TDR for the years ended December 31, 2017 and 2016 were as follows:

	2017
Troubled debt restructuring	Number of contracts	Post-modification outstanding recorded investment
Commercial
Others	10	128,237
Consumer
Personal Loans	16,142	618,312
Mortgage	20	1,748
Others	576	5,702
	16,748	753,999

	2016
Troubled debt restructuring	Number of contracts	Post-modification outstanding recorded investment
Commercial
Others	8	120,087
Consumer
Personal Loans	20,132	593,847
Mortgage	27	2,060
Others	124	5,947
	20,291	721,941

We consider a TDR that have subsequently defaulted if the borrower has failed to make payments of either principal, interest or both for a period of 90 days or more from contractual due date. Loans considered TDR that have defaulted during the years ended December 31, 2017 and 2016 were as follows:

	2017
Troubled debt restructuring that subsequently defaulted	Number of contracts	Recorded investment
Commercial
Others	7	31,111
Consumer
Personal Loans	3,406	120,385
Mortgage	2	191
Others	93	2,317
	3,508	154,004

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

	2016
Troubled debt restructuring that subsequently defaulted	Number of contracts	Recorded investment
Commercial
Others	2	2,873
Consumer
Personal Loans	4,880	134,545
Mortgage	4	422
Others	11	1,528
	4,897	139,368

-	Past due loans

The tables below disclose an aging analysis of our past due loans for December 31, 2017 and 2016:

	Past due loans
	30 – 60 days	61 – 90 days	More than 90 days	Total Decmber 31, 2017
Financial sector	—	3,122	53,558	56,680
To non-financial private sector and residents abroad:	25,642	86,600	560,215	672,457
Discounted instruments	1,333	396	3,408	5,137
Real estate mortgage	23	31	957	1,011
Collateral loans	1,148	938	56,322	58,408
Consumer	13,251	13,852	121,216	148,319
Credit cards	9,297	70,140	249,895	329,332
Other	590	1,243	128,417	130,250
Total	25,642	89,722	613,773	729,137

	Past due loans
	30 – 60 days	61 – 90 days	More than 90 days	Total December 31, 2016 Restated
Financial sector	151	—	22,537	22,688
To non-financial private sector and residents abroad:	14,930	46,991	352,084	414,005
Discounted instruments	102		658	760
Real estate mortgage	205	14	2,230	2,449
Collateral loans	811	1,234	20,965	23,010
Consumer	11,890	8,476	108,857	129,223
Credit cards	1,721	19,519	55,613	76,853
Other	201	17,748	163,761	181,710
Total	15,081	46,991	374,621	436,693

26.4.	Government and other debt securities—Available for sale

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

During the year 2006, the Bank swapped Provincial Development Trust Fund Corporate Bonds into BOGAR 2020, the face value of the corporate securities swapped amounted to 551,230,672. The Bank held other positions in Government Securities and Instrument issued by the BCRA managed by the Asset and Liabilities Committee (ALCO).

Under BCRA rules, the securities included in this category are measured, either at amortized cost or at fair value, recognizing changes in fair value in the Consolidated Income Statement. For U.S. GAAP the Bank classifies these Securities as available for sale and carried at fair value, with unrealized gains and losses reported as a net amount, net of income tax, within Other comprehensive income.

	U.S. GAAP shareholder equity			Result (a)			Gross unrealized Gains / (Loss) (b)			Net income (a – b)
	December 31,			December 31,			December 31,			December 31,
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Securities	(27,908)	22,953	(8,572)	(50,861)	31,525	19,519	(190,490)	(176,016)	522,969	139,629	207,541	(503,450)
Total	(27,908)	22,953	(8,572)	(50,861)	31,525	19,519	(190,490)	(176,016)	522,969	139,629	207,541	(503,450)

In accordance with U.S. GAAP, the amortized cost and fair value of Government securities available for sale as of December 31, 2017 and 2016 are as follows:

	Government securities
	December 31,
	2017	2016
Amortized cost	16,893,409	10,543,918
Gross Unrealized Loss	(27,950)	(8,084)
Gross Unrealized Gains	47,199	217,823
Fair Value	16,912,658	10,753,657
Number of Positions	29	22

The following table shows the disclosures about investments as of December 31, 2017 in an unrealized loss position that are not other than temporary impaired:

	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government securities	6,323,443	(27,950)	—	—	6,323,443	(27,950)

We have evaluated this decline in fair value to determine whether it is other than temporary and we have not recognized any other than temporary impairment for these securities for the year ended December 31, 2017 related to the following reasons:

▪	The decline is attributable solely to adverse interest rate movements, and has not connection with a credit event;

▪	The principal and interest payments have been made as scheduled, and there is no evidence that the debtor will not continue to do so;

▪	The future principal payments will be sufficient to recover the current amortized cost of the security;

▪	We have the intent to hold the security at least until the fair value of the security recovers to a level that exceeds the security’s amortized costs; and

▪	They have mainly arisen in a period shorter than one year.

26.5.	Gain contingencies

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

The Bank has recognized some gain contingencies under BCRA GAAP related with the demand stood against holders of mutual funds.

ASC 450-30, Contingencies: Gain Contingencies requires that contingencies that might result in gains are not reflected in the accounts since to do so might be to recognize revenue prior to its realization. Had U.S. GAAP been applied the Bank’s shareholders’ equity would have decreased by 4,818, 15,567 and 50,001 at December 31, 2017, 2016 and 2015, respectively. On the other hand the income would have increased by 10,749, 34,434 at December 31, 2017 and 2016, respectively and would have decreased by 12,958 at December 31, 2015.

26.6.	Investment in other companies

As at December 31, 2017 the Bank accounted for the investment in VALO and BYMA at its fair value, and consequently no adjustment to U.S. GAAP is required. The shares of VALO and BYMA were received as a consequence of the restructure of Buenos Aires Stock Exchange.

The investment in Buenos Aires Stock Exchange was accounted for at the estimated market value, since no fair value existed as of December 31, 2016 and 2015. Under ASC 940-340, Financial Services – Broker and Dealers: Other Assets and Deferred Cost, such investments would have been valued at cost or at a lesser amount where there is an-other-than-temporary impairment in value. Had U.S. GAAP been applied the Bank’s assets would have decreased by 61,455 and 18,388 at December 31, 2016 and 2015.

In addition, there are a number of companies which are under 20% and they were valued using the equity method in accordance with BCRA GAAP. Under ASC 323-10, Investments – Equity Method and Joint Venture: Overall and ASC 325-20, Investments – Other: Cost Method Investments, such investments, which are non-marketable securities, would have been valued at cost. Had U.S. GAAP been applied the Bank’s assets would have decreased by 337,723, 141,599 and 80,527 at December 31, 2017, 2016 and 2015, respectively.

Likewise PSA does not meet the consolidation criteria of ASC 810-10-25. Therefore it was desconsolidated from the U.S. GAAP reconciliation and we accounted for its book value through the application of the equity method. Had U.S. GAAP been applied the Bank’s sharedholders’ equity would have increased by 40,083, 22,575 and 15,483 at December 31, 2017, 2016 and 2015, respectively, as a result of homogenization adjustments to calculate the U.S. GAAP equity method, for more information see Note 26.I.1) below.

In addition, the income would have decreased by 117,161, 97,047 and 41,241 for the fiscal years ended December 31, 2017, 2016 and 2015, respectively due to the effect of the differences mentioned in the preceding paragraphs.

26.7.	Vacation expense

The cost of vacations earned by employees is generally recorded by one of the subsidiaries of the Bank when the absence occur. ASC 710-10, Compensation-General: Overall requires that this expense be recorded on an accrual basis as the vacations are earned.

Had U.S. GAAP been applied the Bank’s liabilities would have increased by 797, 1,180 and 434 at December 31, 2017, 2016 and 2015, respectively. In addition, the income for the fiscal year ended at December 31, 2017 and 2015 would have increased by 383 and 52, respectively and would have decreased by 746 at December 31, 2016.

26.8.	Items in process of collection

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

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

Had US GAAP been applied, the Bank’s assets and liabilities would have increased by approximately 4,430,918 and 3,826,555 at December 31, 2017 and 2016, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 25.17.).

26.9.	Forward and unsettled spot transactions

The Bank enters into forward and unsettled spot contracts with delivery of the underlying asset for trading purposes.

The Bank accounts for such forward and unsettled spot contracts on a basis different from that required by U.S. GAAP.

For such forward and unsettled spot transactions, the Bank recognizes both a receivable and a payable at the time of the agreement, which reflect the amount of cash, currency or securities to be exchanged at the closing date. The receivable or payable representing the receipt or delivery of securities or currency is stated at the quoted market value of such securities or currency (see Note 3.4.8.). Under U.S. GAAP, accounting for forward foreign exchange contracts and futures contracts are governed by ASC 815-10, Derivatives and Hedging: Overall, (see Note 26.14.). Under this standard, in general entities would not recognize a receivable or payable but a single asset or liability at the fair value of the derivative instrument.

Had U.S. GAAP been applied, the Bank’s assets and liabilities would have decreased by approximately 4,020,660 and 495,950 at December 31, 2017 and 2016, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 25.16.).

26.10.	Technical appraisals – Inflation adjustments

A technical appraisals of the Bank’s properties was performed in 1981 to eliminate relative price distortions generated by the hyperinflation then prevailing in Argentina. The effect of this technical appraisal was recorded in the “Adjustments to shareholders’ equity” caption. Under ASC 830-30, Foreign Currency Matters: Translation of Financial Statements, the technical valuation (inflation adjustments) is considered to be a permanent addition to equity and, accordingly, any loss on the sale of an asset which was revalued would be reflected in net income. There has been no sale of revalued assets during the years ended December 31, 2017, 2016 and 2015. Consequently, the balance related to the previously mentioned revaluation included in the “Adjustments to Shareholders’ Equity” caption has not been modified.

26.11.	Acceptances

Foreign trade acceptances are not recorded on the balance sheet by the Bank. In accordance with Regulation S-X, acceptances and related customer liabilities should be recorded on the balance sheet. The adjustment required to state the Bank’s balance sheets in accordance with Regulation S-X would be to increase assets (due from customers on acceptances) and increase liabilities (bank acceptances outstanding) by 459,206 and 348,027 at December 31, 2017 and 2016, respectively.

The same effect would be displayed in the Balance Sheet disclosure requirements in accordance with Regulation S-X (see Note 25.17).

26.12.	Fair Value of Financial Instruments

(i)	The ASC 820-10, Fair Value Measurement and Disclosures: Overall, defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.. In accordance with this pronouncement, BBVA Francés has categorized its financial instruments based on the hierarchy of the inputs to the valuation technique, as follows:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

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

Assets and liabilities valued at their fair value on a recurring basis under BCRA GAAP as of December 31, 2017 and 2016 are as follows:

	Fair value measurements on a recurring basis as of December 31, 2017
Description	Level 1	Level 2	Level 3	Total
Assets
Government and corporate securities	26,631,578	5,281,838	—	31,913,416
- Government securities at fair value	10,037,570	5,281,838	—	15,319,408
- Instruments issued by the BCRA	16,121,151	—	—	16,121,151
- Listed corporate securities	472,857	—	—	472,857

Other receivables from financial transactions	2,854,986	—	—	2,854,986
- Instruments to be received for spot and forward purchases to be settled	2,741,139	—	—	2,741,139
- Non-deliverable forward transactions balances to be settled	83,581	—	—	83,581

Liabilities
Other liabilities from financial transactions	13,793,933	—	—	13,793,933
- Instruments to be delivered for spot and forward sales to be settled	13,648,960	—	—	13,648,960
- Non-deliverable forward transactions balances to be settled	81,210	—	—	81,210

	Fair value measurements on a recurring basis as of December 31, 2016
Description	Level 1	Level 2	Level 3	Total
Assets
Government and private securities	2,964,611	1,737,508	—	4,702,119
- Government securities at fair value	2,567,423	1,737,508	—	4,304,931
- Instruments issued by the BCRA	242,289	—	—	242,289
- Listed corporate securities	154,899	—	—	154,899

Other receivables from financial transactions	514,186	—	—	514,186
- Instruments to be received for spot and forward purchases to be settled	485,109	—	—	485,109
- Non-deliverable forward transactions balances to be settled	29,077	—	—	29,077

Liabilities
Other liabilities from financial transactions	407,489	—	—	407,489
- Instruments to be delivered for spot and forward sales to be settled	402,153	—	—	402,153
- Non-deliverable forward transactions balances to be settled	5,336	—	—	5,336

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

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

For financial instruments with remaining maturity over one year and with fixed-rates, and therefore not included above, the following methods and assumptions were used to estimate their fair value:

Government and corporate securities

Securities at amortized cost: fair value was determined considering contractual future cash flows of the instrument discounted at the year-end market interest rates for securities of similar characteristics, credit risk and maturity at December 31, 2017 and 2016. These assets are classified in Level 2.

Loans and Receivables from financial leases

Fair value is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31, 2017 and 2016. These assets are classified in Level 2 and 3.

Other receivables from financial transactions

Unlisted corporate securities: the majority of these operations have a variable interest rate so the Bank considers that the fair value is the same that the carrying value at the balance sheet dates. These securities are classified in Level 2.

Investments in other companies

The carrying value these instruments are considered to approximate fair value. These instruments are classified in Level 2.

Deposits

As a significant portion of the Bank’s deposits as of December 31, 2017 and 2016 (more than 99% considering the contractual terms in effect as of such dates) have a remaining maturity less than one year, they were considered to have a fair value equivalent to their carrying value at the balance sheet date. These liabilities are classified in Level 2.

Other liabilities from financial transactions

As of December 31, 2017 and 2016, the majority of these operations have a variable interest rate or a maturity less than a year; in these cases the Bank considers that the fair value is the same that the carrying value at the balance sheet dates. These liabilities are classified in Level 1 and 2.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

Following, we disclose the financial assets and liabilities at December 31, 2017 and 2016 by levels:

	December 31, 2017
	Carrying	Estimated Fair Value
	Amount	Level 1	Level 2	Level 4	Total
Financial assets
Cash and due from banks	37,647,709	37,647,709	—	—	37,647,709
Government and corporate securities	34,048,445	26,630,615	7,389,922	—	34,020,537
Loans	124,860,038	—	96,888,889	22,495,416	119,384,305
Other receivables from financial transactions	13,241,412	12,915,685	90,406	238,139	13,244,230
Receivables from financial leases	2,279,905	—	2,279,905	—	2,279,905
Investments in other companies	975,689	—	975,689	—	975,689
	213,053,198	77,194,009	107,624,811	22,733,555	207,552,375
Financial liabilities
Deposits	153,934,671	—	153,934,671	—	153,934,671
Other liabilities from financial transactions	32,364,368	30,245,007	63,763	2,055,598	32,364,368
	186,299,039	30,245,007	153,998,434	2,055,598	186,299,039

	December 31, 2017 Restated
	Carrying	Estimated Fair Value
	Amount	Level 1	Level 2	Level 4	Total
Financial assets
Cash and due from banks	48,206,087	48,206,087	—	—	48,206,087
Government and corporate securities	12,738,809	2,964,611	9,797,151	—	12,761,762
Loans	76,574,134	—	61,441,442	12,859,943	74,301,385
Other receivables from financial transactions	2,414,132	2,081,390	347,880	—	2,429,270
Receivables from financial leases	1,967,408	—	1,967,408	—	1,967,408
Investments in other companies	860,029	—	860,029	—	860,029
	142,760,599	53,252,088	74,413,910	12,859,943	140,525,941
Financial liabilities
Deposits	114,610,296	—	114,610,296	—	114,610,296
Other liabilities from financial transactions	12,157,820	10,410,636	1,794,559	—	12,205,195
	126,768,116	10,410,636	116,404,855	—	126,815,491

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

26.13.	Accounting for Derivative Instruments and Hedging Activities

ASC 815, Derivatives and Hedging requires that all derivatives be recognized as either assets or liabilities in the statement of financial position and measure those instruments at fair value included the instruments noted in 26.9.

Had U.S. GAAP been applied, our shareholders’ equity would have decreased by 40,882, 33,966 and 32,906 at December 31, 2017, 2016 and 2015, respectively. On the other hand, income would have decreased by 6,916, 1,060 and 41,564 for the fiscal years ended December 31, 2017, 2016 and 2015, respectively.

26.14.	Loss contingencies

As of December 31, 2015, the Bank had recognized a provision for 48,567 for penalties enforced against it, to comply with the provisions under Communication “A” 5689 of the Argentine Central Bank requiring to book a provision for 100% of the amounts of penalties even if deems judicial or administrative action to suspend payment and whatever the status of the case. Notwithstanding, the Bank did not expect any adverse financial impacts in this respect.

Under U.S. GAAP, a loss contingency should be recognized when it is probable that a liability had been incurred at the date of the financial statements and the amount of the loss is reasonably estimable. Had U.S. GAAP been applied the Bank´s liabilities would have decreased by 48,817 at December 31, 2015. On the other hand, income for the year ended December 31, 2016 would have decreased by 48,817 and would have increase by 48,817 for the year ended December 31, 2015.

26.15.	Provisions for contingencies according to Memorandum No. 6/2017 of the BCRA

As prescribed by BCRA GAAP, the Bank recognized a provision for contingencies equivalent to the tax deduction related to the effect of inflation in determining the taxable income for year 2016.

Had U.S. GAAP been applied, shareholders’ equity would have increased by 1,185,800 at December 31, 2017. In addition, income would have increased by 1,185,800 at December 31, 2017 as explained in Note 5 and in accordance with ASC 740-10-25-6.

26.16.	Non-controlling interests in consolidated subsidiaries

The Bank includes non-controlling interests in consolidated subsidiaries outside equity. In accordance with ASC 810-10, Consolidation: Overall, non-controlling interests in consolidated subsidiaries shall be reported in the Consolidated Balance Sheets within equity, separately from the parent’s equity.

Had U.S. GAAP been applied the Bank’s Shareholders’ Equity would have increased by 297,357, 265,313 and 9,980 at December 31, 2017, 2016 and 2015, respectively. In addition, income would have increased by 31,834 and 5,319 at December 31, 2017 and 2015, respectively, and would have decreased by 12,523 at December 31, 2016.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

26.17.	Set forth below are the significant adjustments to consolidated net income and consolidated shareholders’ equity which would have been required if U.S. GAAP had been applied instead of BCRA’s rules:

		Consolidated Net Income
		Years ended December 31,
	Ref.	2017	2016 Restated	2015 Restated
Net income in accordance with BCRA GAAP attributable to controlling interests		3,878,265	3,643,672	3,784,487
Deferred taxes, net of allowances	26.1	43,648	191,886	254,646
Loan origination and credit card issuance fees’	26.2	333,423	(191,589)	(165,497)
Impaired loans-Non Financial Private Sector and residents abroad loans	26.3.2	(271,801)	325,774	(41,534)
Government and other debt securities – Available for sale	26.4	139,629	207,541	(503,450)
Gain contingencies	26.5	10,749	34,434	(12,958)
Investment in other companies	26.6	(117,161)	(97,047)	(41,241)
Vacation expense	26.7	383	(746)	52
Accounting for Derivative Instruments and Hedging Activities	26.13	(6,916)	(1,060)	(41,564)
Loss contingencies	26.14	—	(48,817)	48,817
Provisions for contingencies according to Memorandum No. 6/2017 of the BCRA	26.15	1,185,800	—	—
Non-controlling interests in consolidated subsidiaries	26.16	31,834	(12,523)	5,319
Net income in accordance with U.S. GAAP		5,227,853	4,051,525	3,287,077
Net income per share in accordance with U.S. GAAP attributable to controlling interests – basic and diluted		9.04	7.57	6.11
Net income per share in accordance with U.S. GAAP attributable to non-controlling interests		0.06	(0.02)	0.01
Net income per share in accordance with U.S. GAAP		9.10	7.55	6.12
Weighted average number of shares outstanding (in thousands)		574,769	536,878	536,878

		Consolidated Shareholder´equity
		Years ended December 31,
	Ref.	2017	2016 Restated	2015 Restated
Shareholders’ equity in accordance with BCRA GAAP attributable to controlling interests		26,056,548	16,460,035	13,716,363
Deferred taxes, net of allowances	26.1	679,018	568,699	315,207
Loan origination and credit card issuance fees’	26.2	(367,739)	(701,162)	(509,573)
Impaired loans-Non Financial Private Sector and residents abroad loans	26.3.2	419,042	690,843	365,069
Government and other debt securities valuation – Available for sale	26.4	(27,908)	22,953	(8,572)
Gain contingencies	26.5	(4,818)	(15,567)	(50,001)
Investment in other companies	26.6	(297,640)	(180,479)	(83,432)
Vacation expense	26.7	(797)	(1,180)	(434)
Accounting for Derivative Instruments and Hedging Activities	26.13	(40,882)	(33,966)	(32,906)
Loss contingencies	26.14	—	—	48,817
Provisions for contingencies according to Memorandum No. 6/2017 of the BCRA	26.15	1,185,800	—	—
Non-controlling interests in consolidated subsidiaries	26.16	297,357	265,313	9,980
Consolidated Shareholders’ equity in accordance with U.S. GAAP		27,897,981	17,075,489	13,770,518

As discontinued operations turned insignificant, the Bank decided to discontinue the separately reporting since year 2016. Prior years’ information has been revised to reflect this change in reporting.

Had U.S. GAAP been applied, the amounts of the assets and liabilities would have been as follows:

		December 31,
	2017	2016 Restated	2015 Restated
Assets	223,572,582	153,707,955	110,306,393

Liabilities	195,674,601	136,632,466	96,535,875

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

26.18.	The following presents the consolidated statement of operations adjusted to reflect the application of U.S. GAAP using the BCRA’s format:

	Consolidated Net Income
	Year ended December 31,
	2017	2016 Restated	2015 Restated
Financial income	24,440,569	22,473,163	15,759,972
Financial expenses	(9,102,104)	(9,972,417)	(7,003,792)
Provision for loan losses	(1,805,111)	(713,492)	(699,388)
Service charge income	10,936,823	7,673,568	5,565,484
Service charge expenses	(5,554,399)	(3,877,042)	(2,382,262)
Operating expenses	(12,522,278)	(9,488,484)	(6,550,249)
Loss on minority interest in subsidiaries	(420)	(2,071)	(2)
Other income	2,378,241	841,464	693,007
Other expenses	(2,762,025)	(868,009)	(268,932)
Income before income tax expense	6,009,296	6,066,680	5,113,838
Income Tax expense	(781,443)	(2,015,155)	(1,826,761)
Total consolidated income	5,227,853	4,051,525	3,287,077
Comprehensive income
Net income in accordance with U.S. GAAP	5,227,853	4,051,525	3,287,077
Other comprehensive (loss) / income, net of tax (1)	(123,819)	(114,410)	339,930
Comprehensive net income in accordance with U.S. GAAP	5,104,034	3,937,115	3,627,007

(1)	See Note 26.19.

26.19.	Set forth below are the related tax effects allocated to each component of other comprehensive income (loss) and the accumulated other comprehensive income (loss) balances, as of December 31, 2016, 2015 and 2014:

Tax effects on Other Comprehensive Income / (Loss)

	December 31, 2017			December 31, 2016 Restated			December 31, 2015 Restated
	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount

Unrealized gains / (losses) on securities	(190,490)	66,671	(123,819)	(176,016)	61,606	(114,410)	522,969	(183,039)	339,930

Other comprehensive income gain/(loss)	(190,490)	66,671	(123,819)	(176,016)	61,606	(114,410)	522,969	(183,039)	339,930

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

Accumulated Other Comprehensive Income / (Loss) balances

	December 31, 2017			December 31, 2016 Restated			December 31, 2015 Restated
	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)	Foreign Currency Items	Unrealized Gains/ (Losses) on securities	Accumulated Other Comprehensive Income/(Loss)

Beginning balance	—	136,330	136,330	—	250,740	250,740	—	(89,190)	(89,190)

Current year change	—	(123,819)	(123,819)	—	(114,110)	(114,110)	—	339,930	339,930

Ending balance	—	12,511	12,511	—	136,330	136,330	—	250,740	250,740

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

26.20.	Cash flows information

As explained in Note 3.4.20., under BCRA GAAP, the Bank considers certain loans to financial sector as cash equivalents. In this respect, for U.S. GAAP purposes, the Bank has always considered that highly liquid investments are treated as investments rather than cash equivalents as permitted ASC 230-10.

The Bank has restated its previously reported information about Cash flows included in the Note on Summary of significant differences between the BCRA GAAP and U.S. GAAP as a consequence of:

-	The corrections of the Consolidated Statements of Cash Flows as of December 31, 2016 and 2015 as explains above (see Note 1.5); and

-	The corrections of misclassifications of cash flows related to deposits accepted and its repayments, previously reported as Operating activities, instead of Financing activities as required by U.S. GAAP (FASB ASC 942-230).

-	The corrections of misclassifications of cash flows related to loans made and principal collections, previously reported as Operating activities, instead of Investment activities as required by U.S. GAAP (FASB ASC 942-230).

The effects of this restatement on the Bank’s previously issued information on cash flows is as follows:

	December 31, 2016 Restated
	U.S. GAAP as reported	Adjustments	U.S. GAAP as restated

Cash and cash equivalents at the end of the year	48,226,107	—	48,226,107
Cash and cash equivalents at the beginning of the year	27,970,286	—	27,970,286
Increase in cash and cash equivalents	20,255,821	—	20,255,821

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash generated by operating activities	29,145,265	(24,076,600)	5,068,665
Cash used in investing activities	(2,473,496)	(22,136,897)	(24,610,393)
Cash used in financing activities	(3,159,161)	39,699,923	36,540,762
Effect of exchange rate changes on cash and cash equivalents	(3,256,787)	6,513,574	3,256,787
Increase in cash and cash equivalents	20,255,821	—	20,255,821

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

	December 31, 2015 Restated
	U.S. GAAP as reported	Adjustments	U.S. GAAP as restated

Cash and cash equivalents at the end of the year	27,970,286	—	27,970,286
Cash and cash equivalents at the beginning of the year	12,559,464	—	12,559,464
Increase in cash and cash equivalents	15,410,822	—	15,410,822

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash generated by operating activities	21,661,663	(18,878,016)	2,783,647
Cash used in investing activities	(1,946,853)	(14,948,181)	(16,895,034)
Cash used in financing activities	(1,140,987)	27,500,195	26,359,208
Effect of exchange rate changes on cash	(3,163,001)	6,326,002	3,163,001
Increase in cash and cash equivalents	15,410,822	—	15,410,822

The Bank has also introduced corrections to the reconciliation of net income to net cash flows from operating activities, derived to:

-	The corrections of misclassifications of the effect of exchange rate changes in cash, cash flows related to deposits accepted and its repayments and loans made and principal collections, as previously explained.

The effects of this restatement on the Bank’s previously issued reconciliation of net income to net cash flows from operating activities follows:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

As reported	December 31, 2016
	BCRA GAAP	Reconciliation items		U.S. GAAP
Net income	3,749,892	492,271		4,242,163
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	326,478	—		326,478
Provision for loan losses, net of reversals	855,507	(417,031	)(1)	438,476
Income tax	2,449,870	(174,607	)(2)	2,275,263
Equity loss of unconsolidated entities	191,430	104,139	(3)	295,569
Financial results and results from cash and cash equivalents	3,256,787	—		3,256,787
Net decrease / (increase) in interest receivable and payable and other accrued income and expenses	18,315,301	(4,772	)(4)	18,310,529
Net cash provided by operating activities	29,145,265			29,145,265

Adjustments for restatements

Net income	—	(84,418)		(84,418)
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	—	—		—
Provision for loan losses, net of reversals	—	91,257		91,257
Income tax	(2,449,870)	174,607		(2,275,263)
Equity loss of unconsolidated entities	—	(91,616)		(91,616)
Financial results and results from cash and cash equivalents	(6,513,574)	—		(6,513,574)
Foreign exchange differences	1,853,964	—		1,853,964
Net decrease / (increase) in interest receivable and payable and other accrued income and expenses	(16,967,120)	(89,830)		(17,056,950)
Net cash used in operating activities	(24,076,600)			(24,076,600)

As restated

Net income	3,749,892	407,853		4,157,745
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	326,478	—		326,478
Provision for loan losses, net of reversals	855,507	(325,774	)(1)	529,733
Equity loss of unconsolidated entities	191,430	12,523	(2)	203,953
Financial results and results from cash and cash equivalents	(3,256,787)	—		(3,256,787)
Foreign exchange differences	1,853,964	—		1,853,964
Net decrease / (increase) in interest receivable and payable and other accrued income and expenses	1,348,181	(94,602	)(3)	1,253,579
Net cash provided by operating activities	5,068,665			5,068,665

(1)	Adjustment to Note 26.3.2

(2)	Adjustment to Note 26.6

(3)	Others

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

As reported	December 31, 2015
	BCRA GAAP	Reconciliation items		U.S. GAAP
Net income	3,920,558	(490,723)		3,429,835
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	267,742	—		267,742
Provision for loan losses, net of reversals	343,491	(79,248	)(1)	264,243
Income tax	2,050,470	(223,984	)(2)	1,826,486
Equity loss of unconsolidated entities	49,915	37,161	(3)	87,076
Financial results and results from cash and cash equivalents	3,163,001	—		3,163,001
Net increase in interest receivable and payable and other accrued income and expenses	11,866,486	756,794	(4)	12,623,280
Net cash provided by operating activities	21,661,663			21,661,663

Adjustments for restatements

Net income	—	(6,687)		(6,687)
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	—	—		—
Provision for loan losses, net of reversals	—	120,782		120,782
Income tax	(2,050,470)	223,984		(1,826,486)
Equity loss of unconsolidated entities	—	42,480		42,480
Financial results and results from cash and cash equivalents	(6,326,002)	—		(6,326,002)
Foreign exchange differences	2,780,130	—		2,780,130
Net decrease in interest receivable and payable and other accrued income and expenses	(13,281,674)	(295,599)		(13,577,273)
Net cash provided used in operating activities	(18,878,016)			(18,878,016)

As restated

Net income	3,920,558	(497,410)		3,423,148
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	267,742	—		267,742
Provision for loan losses, net of reversals	343,491	41,534	(1)	385,025
Equity loss of unconsolidated entities	49,915	(5,319	)(2)	44,596
Financial results and results from cash and cash equivalents	(3,163,001)	—		(3,163,001)
Foreign exchange differences	2,780,130	—		2,780,130
Net decrease / (increase) in interest receivable and payable and other accrued income and expenses	(1,415,188)	461,195	(3)	(953,993)
Net cash provided by operating activities	2,783,647			2,783,647

(1)	Adjustment to Note 26.3.2

(2)	Adjustment to Note 26.6

(3)	Others

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2017, 2016 and 2015

Stated in thousands of Pesos

The statement of cash flow under U.S. GAAP based on BCRA figures is shown below for the year ended December 31, 2017, 2016 and 2015:

	December 31,
	2017	2016 Restated	2015 Restated

Cash and cash equivalents at the end of the year	37,664,382	48,226,107	27,970,286
Cash and cash equivalents at the beginning of the year	48,226,107	27,970,286	12,559,464
(Decrease)/Increase in cash and cash equivalents	(10,561,725)	20,255,821	15,410,822

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash generated by operating activities	(2,565,596)	5,068,665	2,783,647
Cash used in investing activities	(55,506,421)	(24,610,393)	(16,895,034)
Cash used in financing activities	45,705,815	36,540,762	26,359,208
Effect of exchange rate changes on cash	1,804,477	3,256,787	3,163,001
(Decrease)/Increase in cash and cash equivalents	(10,561,725)	20,255,821	15,410,822

Set forth below is the reconciliation of net income to net cash flow from operating activities, as required by ASC 230-10, Statements of Cash Flows: Overall, including the adjustments in Note 26.17 (instead of including the cash flow statement under U.S. GAAP):

	December 31, 2017
	BCRA GAAP	Reconciliation items		U.S. GAAP
Net income	3,983,554	1,381,422		5,364,976
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	474,301	—		474,301
Financial results and results from holdings of cash and its equivalents	(1,804,477)	—		(1,804,477)
Equity loss of unconsolidated entities	(105,289)	(31,834	)(1)	(137,123)
Deferred tax expense	—	(43,648	)(2)	(43,648)
Net decrease / (increase) in interest receivable and payable and other accrued income and expenses	(5,113,685)	(1,305,940	)(2)	(6,419,625)
Net cash used in operating activities	(2,565,596)			(2,565,596)

(1)	Adjustment to Note 26.16

(2)	Others

Reconciling items between BCRA GAAP and U.S. GAAP

In 2017, the principal differences between the captions presented above and those presented in the Statement of Cash Flows under BCRA GAAP are: 1) Classification of lending activities as investing in U.S. GAAP rather than operating as in BRCA GAAP; 2) Classification of deposit taking activities as financing rather than operating as in BCRA GAAP, and 3) Non-consolidation of PSA as explained in Note 26.6.

Supplemental information of non cash investing and financing activities

At December 31, 2017, 2016 and 2015 the Bank entered into forward, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates, exchanging non-cash assets or liabilities for other non-cash assets or liabilities (see Note 25.6).

Supplemental information of certain cash movements

At December 31, 2017, 2016 and 2015, taxes paid amounted to 5,337,968, 4,594,112 and 4,290,652, respectively. At such dates, interest-paid amounted to 7,414,825, 9,130,798 and 5,939,645, respectively.