Form 20-F
period 2018-12-31
BBVA BANCO FRANCES SA
filed 2019-05-10
CIK 913059

As filed with the Securities and Exchange Commission on May 10, 2019

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of class	Number of shares outstanding
Ordinary Shares, par value Ps.1.00 per share	612,659,638

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒Yes  ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: ☒Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

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

This Form 20-F contains words, such as “believe”, “expect”, “estimate”, “intend”, “plan”, “may” and “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. Actual results could differ materially as a result of factors beyond our control, including but not limited to:

▪	changes in general economic, business or political or other conditions in the Republic of Argentina (“Argentina” or “the Republic”) or changes in general economic or business conditions in Latin America;

▪	changes in exchange rates or capital markets in general that may affect policies towards or lending to Argentina or Argentine companies;

▪	increased costs and decreased income related to macroeconomic variables such as exchange rates and the Consumer Price Index in Argentina (“CPI”);

▪	unanticipated increases in financing and other costs or the inability to obtain additional debt, equity or wholesale financing on attractive terms or at all; and

▪	the factors discussed under “Item 3. Key Information—D. Risk Factors”.

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

PRESENTATION OF FINANCIAL INFORMATION

General

The Bank’s audited consolidated financial statements as of and for the years ended December 31, 2018 and 2017 (the “Consolidated Financial Statements”) are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”). These are the first financial statements prepared by the Bank under IFRS-IASB, and therefore the opening statement of financial position was prepared as of January 1, 2017, the date of our transition to IFRS, as required by IFRS 1—“First Time Adoption of International Financial Reporting Standards”. The comparative figures at and for the year ended December 31, 2017 reflect adjustments and reclassifications made as a result of our adoption of IFRS-IASB. Previously, our consolidated financial statements were prepared in accordance with the accounting rules (“BCRA-GAAP”) established by Argentine Central Bank (the “Central Bank” or “BCRA”), which differ in some respects from IFRS-IASB.

 All 2018 and 2017 data included in this report have been prepared in accordance with IFRS-IASB for the sole purpose of filing this annual report on Form 20-F with the Securities and Exchange Commission (“SEC”).

The statutory consolidated annual financial statements for the fiscal year ended December 31, 2018 that the Bank prepared to comply with the requirements of the Central Bank are the Bank’s first annual financial statements prepared pursuant to the reporting framework established by the Central Bank requiring supervised entities to submit financial statements prepared pursuant to IFRS-IASB, with temporary exceptions from the application of (i) the impairment model in Section 5.5 Impairment of IFRS 9 Financial Instruments and (ii) IAS 29 Financial Reporting in Hyperinflationary Economies, both of which are applicable under the Central Bank’s rules for the fiscal years beginning on or after January 1, 2020, and in accordance with the standards prescribed by Memorandum No. 6/2017 Financial Reporting Framework Established by the BCRA issued on May 29, 2017 regarding the treatment to be applied to uncertain tax positions. We refer in this annual report on Form 20-F to IFRS-IASB as adjusted by the regulations of the BCRA as “IFRS-BCRA”. Beginning with the fiscal year commencing January 1, 2020, we expect to prepare our financial statements for purposes of both our annual reports on Form 20-F and the Central Bank under IFRS-IASB.

For 2018, the Consolidated Financial Statements include entities in which the Bank holds control, directly or indirectly. See “Item 4. Information on the Company – C. Organizational Structure” for an organizational chart depicting BBVA Francés and its subsidiaries.

In this annual report, references to “$”, “US$”, “U.S. dollars” and “dollars” are to United States dollars and references to “Ps.” or “pesos” are to Argentine pesos. Percentages and certain dollar and peso amounts have been rounded for ease of presentation. Unless otherwise stated, all market share and other industry information has been derived from information published by the Central Bank.

Unless otherwise indicated, financial information contained in this annual report reflects the consolidation of the following subsidiaries at the year end and for the fiscal years indicated below.

As of December 31,
Entity	2018	2017
Volkswagen Financial Services Compañía Financiera S.A.		X
Consolidar AFJP S.A. (undergoing liquidation proceedings)	X	X
BBVA Francés Valores S.A.	X	X
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	X	X

On September 25, 2018, BBVA Francés lost control of Volkswagen Financial Services Compañía Financiera S.A. (“VWFS”) due to the termination of the two-year commitment by the Bank to provide financing to VWFS if it were unable to diversify its sources of funding. According to IAS 28 Investments in Associates and Joint Ventures, VWFS qualifies as a joint venture and, as such, it has been deconsolidated effective since the date of loss of control.

Since the Bank has adopted IFRS-IASB with respect to its consolidated financial statements as of and for the year ended December 31, 2018, we have applied the accommodation granted by General Instruction G to Form 20-F (First-Time Application of International Financial Reporting Standards), and as a result financial information prior to 2017 has generally been omitted from this annual report on Form 20-F. Please see our annual report on Form 20-F for the year ended December 31, 2017 for BCRA-GAAP and certain other financial information of the Bank prior to 2017.

IAS 29 Financial Reporting in Hyperinflationary Economies requires that an entity whose functional currency is the currency of a hyperinflationary economy must state its assets, liabilities, income and expenses in terms of the measuring unit current at the end of the reporting period (December 31, 2018). The Bank has applied IAS 29 as follows:

-	Restated the Consolidated Statement of Financial Position as of January 1, 2017, which is the earliest financial information presented.

-	Restated the Consolidated Statement of Financial Position as of December 31, 2017.

-	Restated the Consolidated Statement of Profit or Loss, the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Changes in Shareholders’ Equity and Consolidated Statements of Cash Flow for the year ended December 31, 2017, including the calculation and separate disclosure of the gain or loss on the net monetary position.

-	Adjusted the Consolidated Statement of Financial Position as of December 31, 2018.

-	Adjusted the Consolidated Statement of Profit or Loss, the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Changes in Shareholders’ Equity and Consolidated Statements of Cash Flow for the year ended December 31, 2018, including the calculation and separate disclosure of the gain or loss on the net monetary position.

For further information regarding the methodology and criteria applied as well as the impact of the application of IAS 29 in the Bank´s accounting, see Note 3.2 to the Consolidated Financial Statements.

See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding the evolution of rates of exchange since 2012.

All figures and percentages of variations in this annual report on Form 20-F, unless otherwise stated, are presented in real terms based on the measuring unit current at December 31, 2018.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

▪	“BBVA Francés”, the “Bank” or the “Company” and terms such as “we”, “us” and “our” mean BBVA Banco Francés S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

▪	“BBVA” or the “BBVA Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

▪	“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2018 and 2017 and consolidated statement of financial position as of January 1, 2017, prepared in accordance with IFRS-IASB and included in this Form 20-F.

- PART I -

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The historical financial information set forth below as of and for the years ended December 31, 2018 and 2017 has been selected from, and should be read together with, the Consolidated Financial Statements included herein.

For information concerning the preparation and presentation of the Consolidated Financial Statements, see “Presentation of Financial Information”. See also “D. Risk Factors—Risks Relating to Argentina”, and “D. Risk Factors—Risks Relating to the Argentine Financial System and to BBVA Francés” below.

	For the year ended December 31,
	2018	2017
	(in thousands of pesos) (1)
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
Amounts in accordance with IFRS-IASB

Interest and other income	56,472,561	35,714,188
Interest expenses	(24,738,228)	(11,959,325)

NET INTEREST INCOME	31,734,333	23,754,863

Fee and commission income	12,574,698	10,772,307
Fee and commission expense	(5,501,505)	(4,882,374)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	115,843	4,361,298
Gains (losses) on derecognition of financial assets not measured at fair value through profit or loss	(136,740)	11,983
Exchange differences, net	6,489,026	3,377,178
Other operating income	2,106,977	1,943,178
Other operating expenses	(7,984,040)	(7,346,168)

NET INTEREST INCOME AND OTHER OPERATING INCOME	39,398,592	31,992,265

Administration costs	(19,538,918)	(19,631,612)
Personnel benefits	(10,887,691)	(11,221,860)
Administrative expenses	(8,651,227)	(8,409,752)

Depreciation and amortization	(1,922,260)	(1,429,362)
Impairment of financial assets	(3,834,036)	(2,527,822)
Loss on net monetary position	(11,654,234)	(6,159,779)

NET OPERATING INCOME	2,449,144	2,243,690

Share of profit of equity accounted investees	317,523	338,313

PROFIT BEFORE TAX	2,766,667	2,582,003

Income tax expense	(4,336,370)	(722,492)

(LOSS) PROFIT FOR THE YEAR	(1,569,703)	1,859,511

Attributable to owners of the Bank	(1,489,732)	1,903,820
Attributable to non-controlling interest	(79,971)	(44,309)

(Loss) Profit for the year attributable to owners of the Bank per ordinary share (2)(3)	(2.43)	3.34
(Loss) Profit for the year attributable to owners of the Bank per ADS (2)(3)(5)	(7.29)	10.02
Declared dividends per ordinary share (2)(3)(4)	3.92877	2.29327
Declared dividends per ADS (2)(3)(4)(5)	11.78631	6.87981
Net operating income per ordinary share (2)(3)	4.00	3.94
Net operating income per ADS (2)(3)(5)	12.00	11.82
Average ordinary shares outstanding (000s) (3)	612,660	569,910

	For the Fiscal Year Ended December 31,
	2018	2017
	(in thousands of pesos) (1)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Amounts in accordance with IFRS

Cash, cash balances at central bank and other demand deposits	99,105,461	56,453,684
Financial assets at fair value through profit or loss	8,627,543	9,494,547
Financial assets at amortized cost	203,541,121	201,776,086
Financial assets at fair value through Other Comprehensive Income (“OCI”)	24,563,962	25,220,479
Tangible assets	17,061,205	17,770,756
Other assets	8,643,157	8,067,540
TOTAL ASSETS	361,542,449	318,783,092

Financial liabilities at fair value through profit or loss	2,069,529	339,253
Financial liabilities at amortized cost	293,240,299	249,393,674
Other liabilities	20,690,480	19,533,510
TOTAL LIABILITIES	316,000,308	269,266,437

Share capital	612,660	612,660
Share premium	12,593,197	12,593,197
Inflation adjustment to share capital	8,580,581	8,580,581
Reserves	30,374,629	26,456,104
Retained earnings	(6,679,416)	761,204
Other comprehensive income	30,378	58,125
Equity attributable to owners of the Bank	45,512,029	49,061,871
Non-controlling interests	30,112	454,784
TOTAL EQUITY	45,542,141	49,516,655

SELECTED RATIOS

Profitability and Performance
Return on average total assets (6)	(0.44)%	0.63%
Return on average total equity (7)	(3.15)%	4.37%

Capital
Total equity as a percentage of total assets	12.60%	15.53%
Total liabilities as a multiple of total equity	6.94x	5.44x

Credit Quality
Allowances for loan losses as a percentage of Financial assets at amortized cost	2.01%	1.37%
Non-performing loans as a percentage of gross loans (8)	1.80%	0.65%
Allowances for loan losses as a percentage of non-performing loans (8)	120.94%	207.19%

(1)	Except net income per ordinary share and net income per ADS data and financial ratios.

(2)	Based on the average number of ordinary shares outstanding during the year.

(3)	The average number of ordinary shares outstanding during a year was computed as the average number of shares outstanding during the twelve months taking into account the outstanding amounts as of the end of each month.

(4)	For the year ended December 31, 2018, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on April 24, 2019 were Ps.2,407 million. For the fiscal year ended December 31, 2017, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on April 10, 2018 were Ps.970 million. Dividends per ordinary share for each year are calculated taking into account dividends declared in such year and the number of outstanding shares at the end of such year.

(5)	Each ADR represents three ordinary shares.

(6)	Profit or loss for the year attributable to owners of the Bank as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.

(7)	Profit or loss for the year attributable to owners of the Bank as a percentage of average stockholders’ equity, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.

(8)	Non-performing loans include all loans to borrowers classified as Stage 3 in accordance with IFRS 9.

Dividends

The table below shows the dividends paid on each ordinary share and the equivalent of those dividends expressed in terms of dividends per American Depositary Share, each representing three ordinary shares (the "ADSs"), in each case adjusted for all stock dividends during the relevant periods. The Central Bank requires that we maintain 20% of our net income in legal reserves.

	Declared Dividends Per Ordinary Share (1)		Declared Dividends Per ADS (1)
	Ps.	US$	Ps.	US$
December 31, 2018 (2)	3.92877	0.08723	11.78631	0.26170
December 31, 2017 (3)	2.13325	0.10433	6.39975	0.31298
December 31, 2016 (4)	2.86925	0.18909	8.60775	0.56726

(1)	For the fiscal year ended December 31, 2018, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on April 24, 2019 were Ps.2,407 million. For the fiscal year ended December 31, 2017, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on April 10, 2018 were Ps.970 million. For the fiscal year ended December 31, 2016, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on March 30, 2017 were Ps.911 million. During the fiscal years ended December 31, 2018 and 2017 the number of outstanding shares were 612,659,638. During the fiscal year ended December 31, 2016 the number of outstanding shares were 536,877,850. Dividends per ordinary share for each year are calculated taking into account dividends declared in such year and the number of outstanding shares at the end of such year.

(2)	Based upon the reference exchange rate quoted by the Central Bank at May 8, 2019.

(3)	Based upon the reference exchange rate quoted by the Central Bank at April 26, 2018.

(4)	Based upon the reference exchange rate quoted by the Central Bank at April 12, 2017.

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

The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Year /Period	High (1)	Low (1)	Average (2)	Period-end
	(in pesos per US$1.00)
2016	16.0392	13.0692	14.7738	15.8502
2017	18.8300	15.1742	16.5665	18.7742
2018	40.8967	18.4158	28.0937	37.8083
2019 (through May 8, 2019)	45.6333	37.0350	40.2641	45.0383
November 2018	38.8750	35.4883	36.4590	38.0217
December 2018	38.5700	36.8900	37.8852	37.8083
January 2019	37.9333	37.0350	37.4069	37.0350
February 2019	40.0400	37.1967	38.4086	38.9983
March 2019	43.6983	39.4450	41.3624	43.3533
April 2019	45.6333	41.5617	43.2338	44.0100
May 2019 (through May 8, 2019)	45.0383	44.4233	44.8003	45.0383

(1)	Source: BCRA.

(2)	The average of monthly average rates during the period.

The exchange rate on May 8, 2019 was Ps.45.0383 = US$1.00.

Fluctuations in the exchange rate between pesos and dollars affect the dollar equivalent of the peso price of the ordinary shares on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires, (“BCBA”), which is now known as the Bolsa y Mercados Argentinos S.A. (“BYMA”)) and as a result, would most likely affect the market price of the ADSs. Fluctuations in exchange rates also affect dividend income measured in dollars. The Bank of New York Mellon, as depositary for the ADSs, is required, subject to the terms of the deposit agreement, to convert pesos to dollars at the prevailing exchange rate at the time of making any dividend payments or other distributions. The following table shows the rate of devaluation of the peso compared with the dollar at year end, the rate of exchange (number of pesos per dollar prevailing in the Argentine foreign exchange market at year end) and the rate of inflation for wholesale price for the fiscal years ended December 31, 2018, 2017 and 2016.

Since the repeal of the Convertibility Law in January 2002, the peso has devalued 4,403.8% compared with the dollar.

	As at December 31,
	2018 (1)	2017 (1)	2016 (1)
Devaluation Rate (2)	101.38%	18.45%	21.88%
Exchange Rate (3)	37.8083	18.7742	15.8502
Inflation Rate	47.65%	24.80%	34.59%

(1)	The inflation rate presented is for the Consumer Price Index published by the Argentine National Statistics and Censuses Institute (“INDEC”) and is calculated over the prior twelve months.

(2)	For the twelve-month period then ending according to the Argentine Central Bank.

(3)	Pesos per dollar according to the Argentine Central Bank.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

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

In 2001 and 2002, the Argentine economy suffered a severe economic and political crisis. Among other consequences, the Argentine Crisis resulted in Argentina defaulting on its foreign debt obligations and introducing emergency measures and numerous changes in economic policies that affected utilities, financial institutions and many other sectors of the economy. Argentina also suffered a significant real devaluation of the peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. Restrictions on deposit withdrawals from the banking system were implemented, as dollar denominated loans and deposits were “pesified” (reclassified as peso denominated) and maturities reprogrammed. In 2002, inflation increased to 40% while GDP fell by almost 11%. Although following that crisis, Argentina substantially increased its real gross domestic product (“GDP”), growing 8.9% in 2005, 8.0% in 2006, 9.0% in 2007 and 4.1% in 2008, in 2009 it was affected by an extended drought, which reduced agricultural production, and the effects of the global economic crisis which led to a contraction of the economy of 5.9% during that year. Real GDP growth was strong in 2010 and 2011, increasing to 10.1% and 6.0%, respectively, but economic performance was erratic in subsequent years and after another recession in 2014, GDP contracted by 2.5%, leading to a GDP level below that of 2011 in constant prices. The economy grew again by 2.7% in 2015, primarily driven by an increase in public expenditures and investment.

The economic and financial environment in Argentina was significantly influenced by the presidential elections held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. Mr. Macri’s administration (the “Macri Administration”) took office on December 10, 2015 and launched a wide array of measures intended to correct longstanding fiscal and monetary policies that had resulted in recurrent public sector deficits, high inflation, pervasive foreign exchange controls and limited foreign investment. In 2016, the elimination of foreign exchange restrictions and rebalancing of utility rates led to an increase in inflation to 41% year-on-year according to the City of Buenos Aires index at year end and a considerable decline in consumption. As a result, GDP fell by 1.8% in 2016. Once the main imbalances were eliminated, the economy picked up again in 2017, with GDP growing 2.9% and inflation slowing to 24.8% year-on-year, though higher than the goal defined by the Central Bank. The Macri Administration’s Cambiemos political party triumphed in the midterm elections of 2017, obtaining the necessary support to implement certain gradual tax and pension reforms, as well as a fiscal agreement with the provinces aimed at normalizing the finances of the provincial administrations.

The gradualist approach implemented by the Macri administration in order to reduce the substantial fiscal and current account deficits and correct the legacy of macroeconomic imbalances came to an abrupt end in the second quarter of 2018 due to a combination of internal shocks (primarily a severe drought), a deterioration of global financial environment (including an increase in U.S. interest rates and the U.S.-China trade war) and policy errors (including a change to BCRA inflation targets and a tax on financial revenues), that led to significant capital outflows from Argentina and the closing of global credit markets for Argentine issuers. From April 30 to July 31, 2018, the Argentine peso (Central Bank reference foreign exchange rate) depreciated 32.1% despite frequent interventions in the foreign exchange market. Even after a strong tightening of monetary policy and International Monetary Fund (“IMF”) support in the form of a high level access stand-by arrangement of US$50 billion signed in mid-June 2018, tensions in the foreign exchange market resurfaced in August, and the peso lost 38.8% of its value during the month in a strong sell off of local assets. Between April and September 2018 there was a loss of international reserves of almost US$14 billion due to sales of U.S. dollars by the Central Bank in the foreign exchange market.

Finally, in early October 2018 a new program was implemented which included a frontloading to 2019 of the IMF disbursements projected to take place in 2020-2021 under a revised agreement which required further fiscal tightening in 2019, including reaching a primary deficit target of 0% of GDP, strengthening Central Bank reserves with further support from official creditors and the continuation of orthodox monetary and fiscal policies. The program with the IMF helps ensure that 2019 financial needs can be met with limited roll-over, while the success of the program should create conditions for market access in 2020, although risks to debt sustainability remain.

The new monetary and exchange rate scheme, which aims to control foreign exchange volatility by absorbing all surplus liquidity in pesos, targets holding the nominal monetary base constant until June 2019 and sets up broad bands within which the foreign exchange can float, was successful in stabilizing the currency in October. The peso appreciated 5% between September 30, 2018 and February 28, 2019 (Ps.39.00/US$ to Ps.40.89/US$) and Leliq Central Bank Bills interest rates have fallen by more than 2,900 basis points from the peak.

Inflation accelerated during the first quarter of 2019, increasing 54.7% during the 12 months ended March 31, 2019 compared to inflation of 47.6% during the 12 months ended December 31, 2018. Prices were negatively affected by the devaluation of the peso during 2018 and adjustments to public utility rates, despite the restrictive monetary policy of the Central Bank during such period. The EMAE index (a monthly estimator of economic activity) signaled that economic activity continued to decline in the beginning of 2019 but to a lesse extent than at the end of 2018. Based on the performance of such index, a slow recovery is expected in 2019.

Although the revised IMF program has had a positive effect by stabilizing financial variables and reducing inflation, risks to the ongoing correction of imbalances remain both on the domestic and external fronts. Sustainable economic growth and improved employment in the medium term will depend upon the manner in which the remaining structural imbalances are addressed and may develop adversely if these policy issues are not addressed adequately or successfully.

The Argentine economy has experienced significant volatility, characterized by periods of low or negative growth, high levels of inflation and currency devaluation. Inflation, any decline in GDP and/or other future economic, social and political developments in Argentina, over which we have no control, have in the past, and may in the future, adversely affect our business, results of operations and financial condition.

The Macri Administration has implemented significant changes in economic policy, but the ability to successfully implement structural reforms may be limited by the decrease in its approval ratings and its lack of support in Congress. The continuation of current economic policies may depend on the result of the 2019 presidential elections.

The Macri Administration assumed office on December 10, 2015 and immediately implemented several significant economic and policy reforms such as lifting foreign exchange restrictions, restoring the credibility of the Argentine National Statistics and Censuses Institute (the “INDEC”), reducing foreign trade controls and settling claims from hold-outs of the 2005 debt swaps which allowed Argentina to emerge from default and again access international credit markets.

A tax reform approved by Congress in late 2017 provided for a gradual reduction in payroll taxes, corporate income tax benefits for investment projects and other taxes such as provincial gross sales taxes and a tax on banking transactions. Export duties on most products were eliminated in 2016, and the tax rates on exports of soybean products were lowered considerably. However, a new tax on all exports of goods and services was introduced on October 5, 2018 in order to achieve the zero primary deficit target in 2019, in spite of its negative impact on the competitiveness of Argentine exports. Although this measure implies a set-back in terms of Macri Administration campaign promises of reducing tax pressures and improving productivity, nonetheless the administration managed to deal with the currency crisis of 2018 while avoiding capital controls and restrictions in the financial system, and reinforcing the commitment to a pro-business environment. This is particularly relevant in the case of Argentina where currency crises have in the past led to restrictions on the withdrawal of deposits or access to foreign currency.

The ability of the Macri Administration to implement legislative measures will require obtaining support from opposition parties, which have opposed Macri Administration initiatives in the past. After the 2017 congressional elections, Cambiemos, Mr. Macri’s political party, increased its representation in both chambers of Congress but still lacks an absolute majority in either. As such, it will need to continue negotiating with opposition parties in order to pass laws in Congress. In October 2019, presidential and congressional elections will be held. As such, making and passing structural reform legislation is expected to be difficult during the election cycle, although the 2019 budget bill required to implement the fiscal adjustment has already been approved by Congress. If the Macri Administration’s agenda cannot be successfully implemented, including as a result of a lack of political support from opposition parties in Congress, the result may weaken confidence in the Argentine economy and adversely affect its financial condition, which could in turn have a material adverse effect on our business, results of operations and financial condition.

Additionally, the approval ratings of the Macri administration began to fall in December 2017 with the reform to the pension adjustment plan and the relaxation of monetary policy which lead to the weakening of the peso. The strong deterioration in economic conditions in 2018 led to further falls in approval ratings and lowered the possibility of a Macri re-election in 2019. If a populist candidate were to be elected in October 2019, it is likely that part of the economic policies and the reforms implemented by the Macri administration could be reversed and less market friendly policies could be put in place with an adverse effect on Argentina’s economy and financial condition, which could in turn have a material adverse effect on our business, results of operations and financial condition.

High inflation rates could negatively affect the Argentine economy in general, including access to the long-term financing market.

Historically, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that permit growth. In recent years, Argentina has experienced high inflation rates which rose from 26.9% year-on-year in 2015 to 45.5% year-on-year in 2018 according to the City of Buenos Aires index.

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

From 2007 to mid-2016, the CPI data for the Greater Buenos Aires area (the “CPI-GBA”) and for other Argentine regions/provinces published by the INDEC was not consistent with the CPI data published by private institutions. These inconsistencies created uncertainty regarding the Republic's actual inflation rate and made it difficult to anchor inflation expectations.

In 2017, the INDEC began publishing a national CPI index for the purpose of calculating CER adjustments going forward. This new national CPI extended the methodology of the previous CPI-GBA, which had covered only the City of Buenos Aires and Greater Buenos Aires, utilizing December 2016 as its base of 100. In early 2016, the government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline impacted prices, created additional inflationary pressure which resulted in an acceleration of inflation in 2016. Further increases in energy tariffs and other regulated prices led to an inflation rate of 24.8% year-on-year in 2017, missing the Central Bank inflation targets of 12-17% by a wide margin. These targets were changed at the end of 2017 to 15% for 2018, 10% for 2019 and 5% as a long-run target to be reached by 2020, one year later than previously targeted. However, once again, these targets were widely missed in 2018 mainly due to the 50.3% depreciation of the peso which was partly passed through to domestic prices in spite of extremely tight monetary policies. Inflation, which had risen to 2.5% per month in the first half of 2018 due to increases in regulated prices, reached a maximum of 6.5% month-on-month in September 2018 and fell gradually in subsequent months to reach 47.6% year-on-year in December 2018.

Inflation remains a significant challenge for Argentina given its persistent nature in recent years. The revised agreement with the IMF targets a 2.4% of GDP reduction in the primary deficit in 2019 and the complete elimination of Central Bank financing to the Argentine Treasury by the end of 2018.

Failure to comply with the fiscal targets agreed with the IMF could negatively affect the Argentine economy and its access to international financial markets.

Starting in 2005, public expenditures began to increase faster than public revenues and the primary fiscal balance of the national public non-financial sector went from a surplus of 3.2% of GDP in 2004 to a deficit of 3.8% of GDP in 2015. In 2016, the primary deficit was Ps.343.5 billion, which represented an increase of 52.9% compared with the previous year, because the reduction of export duties and the income tax reform negatively impacted revenue growth while the reduction in subsidies to the energy and transport sectors was slower than expected. In 2017, fiscal tightening proceeded at a stronger pace and the Macri Administration met the primary fiscal deficit target of 4.2% of GDP by lowering the deficit to 3.8% of GDP.

However, due to the loss of credibility and access to capital markets, in the midst of the 2018 currency crisis, the Macri Administration was forced to target a faster reduction in the primary fiscal deficit. The national Treasury outperformed the revised primary deficit target of 2.6% of GDP in 2018 by posting a deficit of 2.4% of GDP. The target for 2019 is a more ambitious zero primary deficit. Most of the fiscal adjustments are intended to come from an increase in export duties and the elimination of subsidies to the energy and transport sectors, a reduction in capital spending and efficiency gains in primary spending. However, there can be no assurance that such measures will be successful or sufficient to reduce the fiscal deficit in the medium term. The government is strongly committed to meeting the spending cuts, but a slower than expected economic recovery and weaker tax collections could prevent the Treasury from reducing the deficit to the required amount, jeopardizing access to IMF disbursements during 2019.

Any deterioration of the government’s fiscal position, however, would negatively affect its ability to access the debt markets in the future and could in turn result in more limited access to such markets by Argentine companies, including BBVA Francés.

In 2016 the government started issuing debt in the local Argentine market again after a number of years without any such issuance. Argentine private banks, such as BBVA Francés, often purchase such issuances. The Macri Administration has announced that in 2020 when the IMF program matures it will once again seek to issue net debt in the local Argentine market, and this could lead to increased exposure of private banks, such as BBVA Francés, to the public sector.

It is uncertain whether the Macri Administration will succeed in implementing its strategy to reduce the fiscal deficit and public expenditures in the future, particularly in light of the fact that any measures subject to congressional approval will require support from the opposition. Failure to implement these policies, or if they prove ineffective, could result in higher deficits, negatively impact consumers’ purchasing power and lead to overall higher prices. A weaker fiscal position could have a material adverse effect on the government’s ability to obtain long-term financing and adversely affect economic conditions in Argentina, which could adversely affect our business, results of operations and financial condition.

The Argentine economy is vulnerable to external events that could be caused by significant economic difficulties of Argentina’s major regional trading partners, particularly Brazil, or by more general “contagion” effects, including those precipitated by the economic policy of the current government of the United States and the United Kingdom’s impending departure from the European Union. Such external events and “contagion” effects could have a material adverse effect on Argentina’s economic growth and its ability to service its public debt, and, as a result, on our business.

Weak, flat or negative economic growth of any of Argentina’s major trading partners, such as Brazil, could adversely affect Argentina’s balance of payments and, consequently, Argentina’s economic growth.

In 2015 and 2016, the economy of Brazil, Argentina’s largest export market and the principal source of imports, experienced heightened negative pressure due to the uncertainties stemming from its political crisis, including the removal of Ms. Dilma Rousseff as President from office. Although the Brazilian economy began to recover in 2017 as GDP grew 1%, inflation fell to 2.9% year-on-year and the Brazilian Real appreciated 1.5% year-on-year in December 2017. In 2018, the Brazilian Real depreciated 17.2% in the context of uncertainty regarding presidential elections but inflation only rose to 3.7% and GDP increased by 1.1% .Any deterioration of economic conditions in Brazil may reduce demand for Argentine exports and increase demand in Argentina for Brazilian imports. Political instability has decreased after the 2018 elections when Jair Bolsonaro was elected president, but fiscal and social security reforms required to ensure debt sustainability could face opposition in the Brazilian congress and lead to uncertainty regarding fiscal solvency in Brazil. Any deterioration of economic conditions in Brazil may reduce demand for Argentine exports and increase demand in Argentina for Brazilian imports. It is possible that Brazilian political instability could have a further negative impact on the Argentine economy.

The Argentine economy may also be affected by “contagion” effects. International investors’ reactions to events occurring in one developing country sometimes appear to follow a “contagion” pattern, in which an entire region or investment class is disfavored by international investors. In the past, the Argentine economy has been adversely affected by such contagion effects on a number of occasions, including the 1994 Mexican financial crisis, the 1997 Asian financial crisis, the 1998 Russian financial crisis, the 1999 devaluation of the Brazilian Real, the 2001 collapse of Turkey’s fixed exchange rate regime, the global financial crisis that began in 2008 and the strong depreciation of the Turkish Lira in 2018.

The Argentine economy may also be affected by conditions in developed economies, such as the United States, that are significant trading partners of Argentina or have influence over world economic cycles. A more protectionist trade policy from the new government of the United States could affect world trade with negative repercussions for Argentina. If interest rates increase abruptly in developed economies, including the United States and Europe, or if global financial conditions become tighter due to higher risk aversion due to trade and geopolitical tensions, as occurred in 2018, Argentina and its developing economy trading partners, such as Brazil, could find it more difficult and expensive to borrow capital and refinance existing debt, which could adversely affect economic growth in those countries. The scheduled withdrawal of the United Kingdom from the European Union (often referred to as “Brexit”) and uncertainty regarding such process may adversely affect business activity and economic and market conditions in the United Kingdom, the Eurozone and globally, and could contribute to instability in global financial and foreign exchange markets. In addition, Brexit could lead to additional political, legal and economic instability in the European Union.

Any of these factors could adversely affect economic conditions in Argentina which would in turn adversely affect our business, results of operations and financial conditions.

A decline in international prices for Argentina’s principal commodity exports could have a material adverse effect on Argentina’s economy and public finances, and, as a result, on our business.

Historically, the commodities market has been characterized by high volatility. Despite the volatility of prices of most of Argentina’s commodities exports, commodities have significantly contributed to the government’s revenues during the 2000s due to the imposition of export duties on agricultural products in 2002. Although most duties were eliminated and the export tax on soy was reduced from 35% to 30% by the Macri Administration in 2016, and was further reduced in 2018 by 0.5% per month, the Argentine economy is still relatively dependent on the price of its main agricultural exports, primarily soy. This dependence, in turn, renders the Argentine economy vulnerable to commodity prices fluctuations. International soybean prices decreased slightly during 2017 and further in 2018 due to growing trade tensions between the United States and China. Declines in commodity prices may adversely affect the Argentine economy, and the government’s fiscal revenues, which could in turn adversely affect our business, results of operations and financial condition.

Exchange controls and restrictions on capital inflows and outflows could have a material adverse effect on Argentine public sector activity, and, as a result, our business.

In 2001 and 2002, following a run on the financial sector triggered by the public's lack of confidence in the continuity of the convertibility regime that resulted in massive capital outflows, the government introduced exchange controls and restrictions on the transfer of foreign currency in an attempt to prevent capital flight and a further depreciation of the peso. These exchange controls substantially limited the ability of issuers of debt securities, among others, to accumulate or maintain foreign currency in Argentina or make payments abroad.

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

The Macri Administration has substantially eliminated all foreign exchange restrictions that developed under the previous administration. See “—Fluctuations in the value of the peso could adversely affect the Argentine economy and the Republic’s ability to service its debt obligations.” below. Notwithstanding the measures adopted by the Macri Administration in 2015-2016 and the fact that during the 2018 significant decline in the value of the peso the government avoided instrumenting any kind of restrictions on purchases of hard currency or capital controls, if in the future the Central Bank and/or the government re-introduces exchange controls and impose restrictions on transfers abroad, such measures may negatively affect Argentina’s international competitiveness, discourage foreign investments and increase foreign capital outflows, which could have an adverse effect on economic activity in Argentina.

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

Additionally, the Macri Administration announced the elimination of a portion of subsidies to natural gas and adjustment to natural gas rates. As a result, average electricity and gas prices increased gradually and energy subsidies fell from Ps.209.2 billion in 2016 to Ps.125.6 billion (a decline of 39.9% year-on-year) during 2017 according to the Ministry of Economy. However, certain of the government’s initiatives relating to the energy and gas sectors were challenged in the Argentine courts and resulted in judicial injunctions or rulings against the government’s policies, which were later lifted as the legal objections were overcome. In 2018, energy rates for residential consumers were raised again, and the sharp devaluation of the Argentine peso led to an increase in energy costs in pesos and a 41.6% year-on-year increase in energy subsidies to Ps.177.9 billion

The Macri Administration has taken steps and announced measures to address the energy sector crisis while taking into consideration the implications of these price increases for the poorest segments of society by approving subsidized tariffs for qualifying users. Failing to address the negative effects on energy generation, transportation and distribution in Argentina with respect to both the residential and industrial supply, resulting in part from the pricing policies of the prior administrations, could weaken confidence in and adversely affect the Argentine economy and the Republic’s ability to service its debt.

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

The lack of a solid institutional framework and corruption have been identified as, and continue to be, a significant problem for Argentina. In Transparency International’s 2018 Corruption Perceptions Index survey of 180 countries, Argentina ranked #85. In the World Bank’s Doing Business 2019 report, Argentina ranked #119 out of 190 countries, down from #117 in 2018.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the Macri Administration has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include reducing criminal sentences in exchange for cooperation with the government in corruption investigations, increasing access to public information, seizing assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and the passing of a new public ethics law, among others. The government’s ability to implement these initiatives is uncertain as it requires the involvement of the judicial branch, which is independent, as well as legislative support from opposition parties. In 2018, an in-depth investigation into a corruption scandal linked to a public works graft scheme implemented by the prior administration was investigated and led to the arrest of several prominent individuals. Public perception of the independence of the judicial system has been strengthened by these actions, but no assurances can be given that the implementation of these measures will be successful.

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

Fluctuations in the value of the peso may adversely affect the Argentine economy. A devaluation of the peso may adversely affect the government’s revenues (measured in U.S. dollars), fuel inflation and significantly reduce real wages. After several years of moderate variations in the nominal exchange rate, the peso lost 35.3% of its value in 2014 and 33.7% in 2015. Persistent high inflation during this period, with formal and “de facto” exchange controls, resulted in an increasingly overvalued real official exchange rate. Compounded by the effects of foreign exchange controls and restrictions on foreign trade, these highly distorted relative prices resulted in a loss of competitiveness of Argentine production, impeded investment and resulted in economic stagnation during this period.

After the foreign exchange controls were lifted at the end of 2015, the peso depreciated by 38.5% in 2016 considering the average foreign exchange rate in December of 2016 compared with the average foreign exchange rate in December of 2015. In 2017, the depreciation of the peso fell to 11.8%, well below inflation, raising doubts about potential appreciation of the peso in real terms once again. In this scenario, the vulnerability of the Argentine economy to a tightening of international financial conditions was reflected in a current account deficit of 4.9% of GDP in 2017 and a low level of international reserves compared to other countries in the region. When ten-year U.S. treasury rates began to rise and the U.S. dollar strengthened, these vulnerabilities resulted in a negative differentiation of Argentina compared with other emerging countries, which led to a prolonged run on the currency despite frequent interventions by the Central Bank and a sizeable loan from the IMF signed in June 2018. Finally, after another sell-off of Argentine assets in August 2018 and a strong depreciation, in early October 2018 a revised program with the IMF which further tightened fiscal and monetary policy managed to stabilize the foreign exchange market and the peso appreciated by 7.5% in the last quarter of 2018. Considering the full year, the peso depreciated by 50.3% in nominal terms in 2018. Together with the decline in economic activity, the real depreciation of the peso resulted in a strong reduction in imports and a correction of the external deficit in the fourth quarter of 2018.

According to the revised IMF agreement, the Argentine peso floats freely within an accepted band of exchange rates, but the Central Bank may intervene to a limited extent in the foreign exchange market selling reserves if the exchange rate rises above a certain level, defined initially at Ps.44/US$ (and subsequently adjusted by inflation) which is the upper threshold of the accepted band in which the peso floats freely without intervention of the Central Bank. Conversely the Central Bank can purchase reserves if the foreign exchange rate falls below the lower threshold of the non-intervention band.

In early 2019, the peso crossed the lower threshold, prompting purchases by the Central Bank and a strong decline in interest rates pursuant to the monetary program. As inflation has remained high, a stronger nominal appreciation of the peso could lead to renewed doubts regarding the appreciation of the peso against the U.S. dollar in real terms. This presents risks for the Argentine economy, including the possibility of a reduction in exports as a consequence of the loss of external competitiveness and deterioration of the current account deficit. Any such appreciation could also have a negative effect on economic growth and employment, reduce tax revenues in real terms and also raise fears regarding the impact of a sudden stop in capital flows.

In addition, political uncertainty or changes in liquidity in international markets could lead to additional volatility and depreciation of the peso or a reduction of the Central Bank’s reserves as a result of currency intervention and could adversely affect inflation expectations and the Argentine economy and the Republic’s ability to service its debt obligations.

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

In recent years, growth of the Argentine financial sector has been heavily dependent on deposit levels because of the relatively small size of the Argentine capital markets and the lack of access to foreign capital markets. After the Macri Administration took office, access to foreign capital markets was again possible, supporting credit growth in addition to the deposit base, but during 2018 international and local markets were closed for most of the year for Argentine companies due to growing risk aversion toward emerging markets generally, and to Argentina in particular, after the foreign exchange crisis that began in May. There can be no assurance regarding when access to foreign credit markets may resume and, if resumed, access may be disrupted again in the future.

From 2016, the implementation of the tax amnesty regime and restored investor confidence resulted in a significant growth of U.S. dollar deposits. That process came to a halt in the first half of 2018 during the currency crisis due to fears that these deposits might be immobilized by the government and financial institutions indeed suffered a slight withdrawal of these kind of deposits in September 2018. Dollar-denominated deposits have begun to grow again after the new IMF program was implemented in early October 2018, but 2019 is an election year in Argentina, and U.S. deposits may again be subject to volatility. Although banks, including BBVA Francés, generally maintain high levels of liquidity in U.S. dollars, among them Central Bank reserve requirements that represent almost a quarter of total U.S. deposits, if we experience significant withdrawals by depositors it could have a material adverse effect on our business, results of operations and financial condition.

The local currency deposit base is mostly short-term and transactional. Deposits represent a small fraction of GDP when compared with other emerging countries. During the first part of the year, foreign exchange volatility reduced the pace of growth of peso deposits, reflecting negative growth in real terms.

The liquidity in local currency of the Argentine financial sector is currently relatively high, in part due to the level of minimum cash requirements applicable to Argentine financial institutions, which the Central Bank raised several times during 2018, and in part due to a slowing demand for loans after interest rates were raised sharply in 2018. For BBVA Francés, these liquid assets account for 55.3% of our total deposits as of December 31, 2018.

Notwithstanding the above, because most deposits are short-term deposits, a substantial part of loans must also have short-term maturities to match the terms of the deposits. The proportion of long-term credit lines, such as mortgages, is small, although at December 31, 2018 it was higher than one year prior due to the success of UVA (inflation adjusted) loans. At the beginning of 2018 there was also an incipient local and international debt market to issue long term bonds, including fixed rate, floating rate and UVA. Origination of both long-term loans and liabilities was severely affected during the second half of the year as a consequence of the peso devaluation, the increase in interest rates and generally worsened economic conditions.

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

The Central Bank has made it a key policy to try to minimize the use of physical bills (banknotes) in the economy as a way to reduce informal activity and improve efficiency. This policy involves numerous sectors of the Argentine economy, including banks, and is likely to require significant time to realize significant changes. Since 2012, the Argentine Central Bank’s charter states that peso cash balances in physical bills (banknotes) cannot be used by financial institutions to comply with statutory reserve requirements. As a result, the Bank has sought to minimize its peso cash balances in physical bills (banknotes), as they yield no income. Since the second half of 2016, the Central Bank began refusing to receive physical bills from financial institutions in order to further decrease their use in the Argentine economy. As a consequence, BBVA Francés’ balance of physical bills increased above normal levels, mainly through the first half of 2017, as a result of our business strategy of collecting a substantial amount of physical bills from large retail corporations as a way to promote business within the retail sector. Collecting bills generates a surplus of bills that the Bank used to deposit in its current account in the Central Bank and then allocated to profitable assets. This policy affected adversely our net income through these periods. Although the Bank took measures to offset this impact, such as raising the fees we charge for the collection service or reducing the net amount of bills we receive from customers every month, and banknotes balances declined to more reasonable levels from the third quarter of 2017 and stayed at those levels for most part of 2018, no assurance can be given that our peso cash balances in physical bills (banknotes) will not arise again in the future. A significant growth of peso cash balances in physical bills (banknotes) positions in the Bank could have an adverse impact on our business, results of operations and financial condition.

Reduced spreads between interest rates received on loans and those paid on deposits could adversely affect our profitability.

The spread between the interest rates on loans and deposits could be affected as a result of increased competition in the banking sector and the government’s tightening or loosening of monetary policy in response to inflation concerns. During recent years, as a consequence of higher inflation, interest rates have significantly increased in Argentina.

After the Macri Administration took office, expectations were of a decline in both inflation and interest rates and therefore banking spreads. However, in 2018 devaluation of the peso and higher inflation led the Central Bank to substantially raise interest rates, ending the margin contraction trend. If the process of declining inflation expectations and rates resume, renewed pressure on banking spreads would be expected. Moreover, a change in the composition of the source of funding, which is currently heavily weighted by non-interest-bearing deposits, could also put downward pressure on margins. A change in the composition of the source of funding could result from lower interest rates, higher demand of credit and therefore a need to increase the amount of time deposits or other types of bearing interest liabilities. Further reduction in spreads could have a material adverse effect on our business, results of operation and financial conditions.

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

In the current Argentine scenario where the government is attempting to stabilize high inflation rates, there is a risk of volatility in the interest rates. This scenario could adversely affect our financial margin as a result of differential movements in interest rates for deposits, loans or other bank assets and liabilities. In addition, a high proportion of loans referenced to variable interest rates makes debt service on such loans more vulnerable to changes in interest rates. In addition, high interest rates could reduce the demand for credit and our ability to generate credit for our clients, as well as contribute to an increase in the credit default rate. As a result of these and the above factors, significant changes or volatility in interest rates could have a material adverse effect on our business, results of operations and financial condition.

Mismatch between UVA loans and UVA deposits could adversely affect our profitability.

During 2017, new UVA (inflation-adjusted) mortgages started to grow significantly. At the same time, the Bank launched UVA deposits, but such deposits grew at a slower pace, leading to a mismatch in this activity. During 2018, as a consequence of the peso devaluation, higher inflation and interest rates, growth in both UVA loans and liabilities slowed. If this mismatch continues or increases in the future it could have a material adverse effect on our business, results of operations and financial condition.

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

The markets in which we operate are highly competitive and this trend will likely continue with new business models likely to be developed in coming years whose impact is unforeseeable. The markets in which we operate are highly competitive and this trend will likely continue. In particular, we expect that competition with respect to small- and medium-sized businesses is likely to increase. As a result, even if the demand for financial products and services from these markets continues to grow, competition may adversely affect our results of operations by decreasing the net margins we are able to generate. In addition, the trend towards consolidation in the Argentine banking industry has created larger and stronger banks with which we must now compete.

We also face competition from non-bank competitors, such as payment platforms, e-commerce businesses, department stores (for some credit products), automotive finance corporations, leasing companies, factoring companies, investment funds, pension funds, insurance companies, and public debt. In recent years, the financial services sector has experienced a significant transformation, closely linked to the development of the internet and mobile technologies. Part of that transformation involves the entrance of new players, such as non-bank digital providers that compete (and cooperate) between them and with banks in most of the areas of financial services as well as large digital players such as Google, Facebook or Apple, who have also started to offer financial services (mainly, payments and credit) ancillary to their core business. However, as of the date of this annual report, there is an uneven playing field between banks and such non-bank players. For example, banking groups are subject to prudential regulations that have implications for most of their businesses, including those in which they compete with non-bank players that are only subject to activity-specific regulations or benefit from regulatory uncertainty. Existing loopholes in the regulatory framework are another source of uneven playing fields between banks and non-bank players. Some new services or business models are not yet covered under existing regulations. In these cases, asymmetries between players arise since regulated providers often face obstacles to engage in unregulated activities.

Our future success may depend, in part, on our ability to use technology to provide products and services that provide convenience to customers. Despite the technological capabilities that we have been developing and our commitment to digitalization, as a result of the uneven playing field referred to above or for other reasons, we may not be able to effectively implement new technology-driven products and services or be successful in marketing or delivering these products and services to our customers, which would adversely affect our business, financial condition and results of operations.

In addition, companies offering new applications and financial-related services based on artificial intelligence are becoming more competitive. The often lower cost and higher processing speed of these new applications and services can be especially attractive to technologically-adept purchasers. As technology continues to evolve, more tasks currently performed by people may be replaced by automation, machine learning and other advances outside of our control. If we are not able to successfully keep pace with these technological advances, our business may be adversely affected.

We are a subsidiary of BBVA Group, and activities across BBVA Group could adversely affect us.

We are a part of a highly diversified international financial group which offers a wide variety of financial and related products and services including retail banking, asset management, private banking and wholesale banking. The BBVA Group strives to foster a culture in which its employees act with integrity and feel comfortable reporting instances of misconduct. The BBVA Group employees are essential to this culture, and acts of misconduct by any employee, and particularly by senior management, could erode trust and confidence and damage the BBVA Group and the Bank’s reputation among existing and potential clients and other stakeholders. Negative public opinion could result from actual or alleged conduct by the BBVA Group entities in any number of activities or circumstances, including operations, employment-related offenses such as sexual harassment and discrimination, regulatory compliance, the use and protection of data and systems, and the satisfaction of client expectations, and from actions taken by regulators or others in response to such conduct.

For example, BBVA is currently conducting an investigation regarding allegations of improper activity related to its relationship with Grupo Cenyt which may have violated its ethical standards and applicable governance or regulatory obligations. Governmental authorities are also investigating this matter. This matter or any similar matters arising across the BBVA Group could damage our reputation and adversely affect the confidence of our clients, rating agencies, regulators, bondholders and other parties and could have a material adverse effect on our business, results of operations and financial condition.

Our credit ratings depend on Argentine sovereign credit ratings, and such dependence limits our access to international financial markets.

Our credit ratings are based on Argentina’s sovereign rating, which has fluctuated considerably since the Argentine Crisis. As a result, our ratings have also fluctuated in this period, although they have tended to be higher than the sovereign rating. These fluctuations impact our costs of funding, our collateral obligations and our ability to access international markets. Argentina is no longer in default following the final agreement reached with certain of the holders of bonds issued by the Republic (holdouts), and as a result between 2016 and 2017 Argentina’s sovereign ratings were upgraded, but in 2018 that trend was reversed, and the country was either downgraded or had its outlook put under review with negative outlook. A further decrease in Argentina’s sovereign rating could limit our access to financing or make such financing more expensive for us, even if available, which could have a material adverse effect on our business, results of operations and financial condition.

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

Furthermore, we are under continuous threat of loss due to cyber-attacks, especially as we continue to expand customer capabilities to utilize internet and other remote channels to transact business. Two of the most significant cyber-attack risks that we face are e-fraud and breach of sensitive customer data. Loss from e-fraud occurs when cybercriminals breach and extract funds directly from customers’ or our accounts. A breach of sensitive customer data, such as account numbers, could present significant reputational impact and significant legal and/or regulatory costs to us.

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

In addition to costs that may be incurred as a result of any failure of our IT systems, we could face fines from bank regulators if we fail to comply with applicable banking or reporting regulations as a result of any such IT failure or otherwise. Any of the above risks could have a material adverse effect on our business, results of operations and financial condition.

We face security risks, including denial of service attacks, hacking, social engineering attacks targeting its colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure.

Our computer systems and network infrastructure and those of third parties, on which we are highly dependent, are subject to security risks and could be susceptible to cyber-attacks, such as denial of service attacks, hacking, terrorist activities or identity theft. Our business relies on the secure processing, transmission, storage and retrieval of confidential, proprietary and other information in its computer and data management systems and networks, and in the computer and data management systems and networks of third parties. In addition, to access our network, products and services, our customers and other third parties may use personal mobile devices or computing devices that are outside of our network environment and are subject to their own cybersecurity risks.

We, our customers, regulators and other third parties, including other financial services institutions and companies engaged in data processing, have been subject to, and are likely to continue to be the target of, cyber-attacks. These cyber-attacks include computer viruses, malicious or destructive code, phishing attacks, denial of service or information, ransomware, improper access by employees or vendors, attacks on personal email of employees, ransom demands to not expose security vulnerabilities in our systems or the systems of third parties or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of us, our employees, our customers or of third parties, damage our systems or otherwise materially disrupt our or our customers’ or other third parties’ network access or business operations. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities or incidents. Despite efforts to ensure the integrity of our systems and implement controls, processes, policies and other protective measures, we may not be able to anticipate all security breaches, nor may we be able to implement guaranteed preventive measures against such security breaches and the measures we implement may not be sufficient. Cyber threats are rapidly evolving and we may not be able to anticipate or prevent all such attacks and could be held liable for any security breach or loss.

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

Due to the large number of transactions that occur in a financial institution such as the Bank, errors can occur and worsen before being detected and corrected. In addition, some of our transactions are not fully automated, which may increase the risk of human error, or manipulation, and it may be difficult to detect losses quickly. If we are unable to effectively and timely detect and remedy fraudulent and erroneous transactions, it could damage our reputation, entail serious costs and affect our transactions, as well as have a material adverse effect on our business, results of operations and financial condition.

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

The Argentine national constitution and the Argentine Consumer Protection Law No. 24,240, as supplemented or amended (the “Consumer Protection Law”), contain certain provisions regarding class actions. However, their guidance with respect to procedural rules for instituting and trying class action cases is limited. Nonetheless, Argentine courts have admitted class actions in certain cases, including various lawsuits against financial institutions related to “collective interests” such as alleged overcharging on products, interest rates and advice in the sale of public securities. In recent years, some of these lawsuits have been settled by the parties out of court. These settlements have typically involved an undertaking by the financial institution to adjust its fees and charges. If class action plaintiffs were to prevail in these or other matters against financial institutions generally, or against us specifically, this could have an adverse effect on the financial industry generally and on our business, results of operations and financial condition in particular.

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

As of December 31, 2018, our parent company, BBVA, directly or beneficially owned 66.55% of our capital stock. As a result, BBVA controls virtually all decisions with respect to our company made by shareholders. It may, for example, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities and determine the timing and amounts of dividends, if any, always subject to the applicable legal framework. Its interests may conflict with your interests as a holder of our shares or ADSs, and it may take actions that might be desirable to BBVA but not to our other shareholders.

Our ability to grow our business depends on our ability to manage our relationships with partners and grow our deposit base.

We seek to grow our business by, among other means, increasing our client base. Our strategic partnerships are important components of our client acquisition strategy. We have various strategic partnerships, including those with LATAM Airlines, sponsorship of the soccer club Talleres de Córdoba and credit card programs with River Plate and Boca Junior, as well as insurance companies, such as La Caja, as well as the agreements with the automobile companies Peugeot, Renault and Volkswagen, which we depend on to expand our client reach cost-effectively, further expand our points of presence and enhance our value proposition. Any deterioration in our relationships with our strategic partners could adversely affect our strategy and materially and adversely affect our business, results of operations and financial condition.

In addition, the successful growth of our business depends on our ability to grow our deposit base. Political, economic or legal developments in Argentina or other factors could lead customers to withdraw funds from the Argentine financial system, adversely affecting us. If there are improvements in the Argentine economy, including lower inflation and increased bancarization and lending activity in the Argentine banking sector, we expect this would contribute to the growth of our business and profitability. However, we can provide no assurance regarding the future performance of the Argentine economy or how any improvements will affect us. If the Argentine economy fails to improve, it could have a material adverse effect on our business, results of operations and financial condition.

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

We may suffer adverse consequences related to our calculation of income tax for the years ended December 31, 2016 and 2017.

As discussed in our Form 6-K furnished to the SEC on June 30, 2017, on May 12, 2017, we filed a request for declaratory judgment with the Contentious Administrative Federal Court No. 12, Secretariat No. 23, seeking that such court declare unconstitutional certain provisions of Argentine law that prevented us from applying an inflation adjustment mechanism. On May 12, 2017, we filed our income tax return for 2016 giving effect to an adjustment for inflation, and in 2018 we filed our income tax return for 2017 also giving effect to an adjustment for inflation. As of the date of this annual report on Form 20-F, our request for declaratory judgment remains pending before the Contentious Administrative Federal Court No. 12, Secretariat No. 23.  We are currently preparing our income tax return for 2018 and our Board of Directors will decide in the coming days whether to give effect to an adjustment for inflation in such income tax return.

At the request of the Central Bank, the Bank recognized an income tax provision of Ps.1,185.8 million in nominal terms for the year ended December 31, 2016 in our statutory consolidated annual financial statements presented to the Central Bank.  Subsequently, based on our consideration of the technical merits of the tax deduction, which was confirmed by the Bank’s legal and tax advisors, such provision was eliminated in the preparation of our Consolidated Financial Statements under IFRS-IASB included herein, positively affecting our results of operations for the year ended December 31, 2017.  The Bank followed the same methodology in respect of the year ended December 31, 2017, recording a provision of Ps.1,021.5 million in nominal terms in respect of such year in our statutory consolidated annual financial statements, which in turn was eliminated in the preparation of our Consolidated Financial Statements under IFRS-IASB included herein, positively affecting our results of operations for the year ended December 31, 2018.

We cannot predict the outcome of this legal action or whether we will be required to amend our income tax returns for 2016, 2017 or any subsequent year (as applicable) in the future or make any provisions with respect thereto in our financial statements prepared under IFRS-IASB.  If we are required to amend our income tax returns for 2016, 2017 or any subsequent year (as applicable), we may be required to pay interest and charges to the Argentine tax authorities, and could be subject to other consequences. We cannot predict the outcome of our request for declaratory judgment pending before the Contentious Administrative Federal Court No. 12, Secretariat No. 23, or whether it would have a material adverse effect on our business, results of operations or financial condition, or the trading prices of our ordinary shares and ADSs.

The Argentine economy qualifies as a hyperinflationary economy under IAS 29. Given that the peso is our functional currency, we apply IAS 29 for periods ending after July 1, 2018, and our Consolidated Financial Statements and other financial information are presented in terms of the measuring unit current at December 31, 2018.

IAS 29 requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, whether based on the historical cost method or on the current cost method, be adjusted in terms of the measuring unit current at the end of the reporting period. IAS 29 does not establish a set inflation rate beyond which an economy is deemed to be experiencing hyperinflation. However, hyperinflation is commonly understood to occur when changes in price levels are close to or exceed 100% on a cumulative basis over the prior three years, when presented together with certain other qualitative macroeconomic factors.

During the six-month period ended June 30, 2018, the decreasing trend of inflation in Argentina noted in recent prior periods reversed, with variations in different indexes being higher than in previous months. The total cumulative inflation in Argentina in the 36 months prior to June 30, 2018, as measured by both consumer and wholesale price indexes published by INDEC, exceeded 100%. Qualitative macroeconomic factors, including the depreciation of the peso in recent months, also support the conclusion that Argentina is now a hyperinflationary economy for accounting purposes. Accordingly, IAS 29 is applicable to any information as from July 1, 2018 included in any of our filings with the SEC under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended (the “Exchange Act”). Argentine accounting standards authorities have reached a consensus that the “general price index” for IAS 29 purposes is determined considering the wholesale price index (WPI) up to December 2016 and the consumer price index (CPI) onwards. These indexes have been determined or referred to the National Institute of Statistics and Census (INDEC). Therefore, our Consolidated Financial Statements included in this annual report are adjusted by applying the relevant indexes and presented in terms of the measuring unit current at December 31, 2018.

In December 2018, the Congress approved Law No. 27,468, which included the possibility of adjusting for inflation. Likewise, Law No. 27,468 delegated to the Central Bank, in the case of financial entities, the entry into force of the new regulations. We have not applied IAS 29 Financial Reporting in Hyperinflationary Economies to our statutory consolidated annual financial statements presented to the Central Bank. In addition, the financial statements provided to the Central Bank are prepared in accordance with IFRS BCRA, which differs in significant respects from IFRS-IASB. See “Presentation of Financial Information”. As such, the Consolidated Financial Statements included in this annual report are not comparable with our financial statements furnished to the Central Bank. The application of IAS 29 Financial Reporting in Hyperinflationary Economies to our financial statements presented to the Central Bank is required for fiscal years beginning on or after January 1, 2020 as set forth by the BCRA through Communication “A” 6651 issued on February 22, 2019.

We are subject to numerous restrictions on our ability to pay dividends.

We are subject to legal and other restrictions on our ability to pay dividends. In Argentina, financial institutions may distribute dividends provided that (i) they are not covered by the terms of sections 34 “Regularization and recovery” and 35 bis “Institution restructuring to safeguard lending and bank deposits” of the Law on Financial Institutions (Law No. 21,526); (ii) they are not receiving financial assistance from the BCRA; (iii) they are not in arrears or non-compliance with the information regime established by the BCRA; and (iv) they meet minimum capital requirements and cash requirements. See “Item 8. Financial Information—A. Financial Statements and other Financial Information—Dividends”. Amounts available for distribution as dividends are determined pursuant to Argentine law and IFRS-BCRA. As a result, dividends may be paid when we have no income as determined under IFRS-IASB and, conversely, dividends may not be payable even if we have income as determined under IFRS-IASB. Moreover, BBVA as our majority shareholder has the power to approve or fail to approve any proposed dividends.

Legal, Regulatory and Compliance Risks

We identified material weaknesses in our internal control over financial reporting as part of management’s assessment. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of disclosure controls and procedures, investor confidence in the Bank and the market price of our ordinary shares and ADSs may be adversely affected.

We maintain disclosure controls and procedures designed to ensure that we timely report information as specified in applicable Argentine and U.S. rules. Within such disclosure controls and procedures, we maintain a system of internal control over financial reporting. However, these controls may not achieve, and in some cases have not achieved, their intended objectives.

Our management has issued a report on its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018 and concluded that we did not maintain effective internal control over financial reporting as a result of material weaknesses. These material weaknesses related to the preparation of the Consolidated Financial Statements in accordance with IFRS-IASB. Previously, our management also concluded as of December 31, 2017 that we did not maintain effective internal control over financial reporting as a result of certain material weaknesses. See “Item 15. Controls and Procedures”.

Although we have developed a remediation plan, we can provide no assurance that such plan will be successful or that we will be able to maintain effective internal control over financial reporting in the future, that misstatements due to error or fraud or otherwise will not occur, that all control issues have been detected or that we will be able to prepare our financial information on a timely basis. If our disclosure controls and procedures, including internal control over financial reporting, are not effective, it could have a material adverse effect on our business, results of operations and financial condition, could have an adverse effect on the price of our ordinary shares and ADSs and could subject us to regulatory scrutiny.

We operate in a highly regulated environment, and our operations are subject to regulations adopted, and measures taken, by several regulatory agencies.

Financial institutions in Argentina are subject to significant regulation relating to functions that historically have been determined by the Central Bank and other regulatory authorities (for capital requirements see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Requirements”). The Central Bank may penalize us, in case of any breach of applicable regulations. Similarly, the Argentine National Securities Commission (“CNV”), which authorizes securities offerings and regulates the public securities markets in Argentina, has the authority to impose sanctions on us and our Board of Directors for breaches of corporate governance. The Financial Information Unit (Unidad de Información Financiera, or “UIF”) regulates matters relating to anti-money laundering and has the ability to monitor compliance with any such regulations by financial institutions and, eventually, impose sanctions. Any such regulatory agencies could initiate proceedings and impose sanctions against us, our shareholders or our directors.

The Central Bank has also imposed restrictions on the positive foreign currency net global position of financial institutions, which have been modified several times, to prevent the Central Bank’s foreign currency reserves from further decreasing. As of the date of this annual report, the positive foreign currency net global position may not exceed 5% of the lesser of the financial institution’s total capital computed for the relevant preceding month or the financial institution’s own liquid assets.

In addition, pursuant to Communication “A” 6129, sanctions imposed by the Central Bank, the UIF, the CNV and/or the Superintendencia de Entidades Financieras y Cambiarias (the Superintendence of Financial Institutions and Exchanges, referred to as the “Superintendence”) and/or their authorities, may result in the revocation of the licenses to operate as financial institutions. Such revocation may occur when, in the opinion of the board of directors of the Central Bank, there was a material change in the conditions deemed necessary to maintain such license, including those relating to the suitability, experience, moral character or integrity of (i) the members of a financial institution’s board of directors (directors, counselors or equivalent authorities), (ii) its shareholders, (iii) the members of its supervisory committee or (iv) others, such as its managers.

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

During Cristina Kirchner’s second term as President (from 2011 to 2015) a series of new regulations were issued affecting financial institutions, mainly regulating the foreign exchange market and imposing new capital requirements for financial institutions. In this regard, Communications “A” 5272 and 5273 of the Central Bank, dated January 27, 2012, increased the capital requirements for financial institutions operating in Argentina. These Communications required certain minimum capital levels in order to support operational risks and the distribution of dividends, and an additional capital buffer equivalent to 75% of the total capital requirements. For more information regarding capital requirements for Argentine banks please see “Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework”.

Moreover, a new law was approved by the Congress introducing amendments to the Central Bank’s charter. The principal issues addressed by this bill were the use of Central Bank’s reserves for the cancellation of public debt together with the implementation of polices by the Central Bank in order to interfere in the determination of interest rates and terms of loans to financial institutions.

The Central Bank issued Communications “A” 5319 and “A” 5380, dated July 5, 2012 and December 21, 2012, respectively, and Communication “A” 5516, dated December 27, 2013, making it mandatory for banks to provide credit lines for productive purposes. This requirement has been renewed every six months since then. The purpose of these measures implemented by the former government was to foster investment and growth. Finally, on November 3, 2017 the Central Bank determined that mandatory credit lines for productive financing and financial inclusion will continue to be required until December 2018. The quota for 2018 was a percentage of monthly non-financial private deposits in pesos as of November 30, 2017, according to the following schedule: January 2018: 16.5%, decreasing by 1.5 percentage points monthly until reaching 0% in December 2018. This is a significant development for banks given that the portion of deposits that financial institutions must loan at low interest rates was significantly reduced, allowing banks to allocate such funds in a more profitable way.

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

On October 1, 2013, the Central Bank issued Communication “A” 5460, granting broad protections to consumers of financial services, including, among other aspects, the regulation of fees and commissions charged by financial institutions for their services. As a result, fees and charges must represent a real, direct and demonstrable cost and should have technical and economic justification. Communication “A” 5514 introduced an exception to the application of Communication "A" 5460 for certain credit agreements that have pledges as collateral and are entered into before September 30, 2019.

On December 23, 2014, the Central Bank amended Communication “A” 5460 through Communication “A” 5685. As a result of this amendment, any increase in commissions for new products or services for retail customers must have the prior authorization of the Central Bank.

While the Macri Administration has repealed part of the regulatory framework enacted by the Kirchner Administration, such as (i) the restrictions on the foreign exchange market, (ii) the regulations concerning minimum and maximum interest rates on certain loans and deposits, (iii) the requirements governing the flow of capital into Argentina, (iv) the percentage of foreign currency positions of financial institutions, (v) the monthly contributions that banks must set aside each month to fund the deposit guarantee fund, (vi) additional capital requirements for the dividend distribution, and (vii) the requirement of prior authorizations to increase commissions, it is still unclear whether the new regulatory framework will be stable and the impact that the new regulatory framework may have on our business. The absence of a stable regulatory framework or the introduction of new regulations that affect the banking business could limit the ability of financial institutions, including BBVA Francés, to make long-term decisions, such as asset-allocation decisions, and could cause uncertainty with respect to our future business, results of operations and financial condition. We cannot assure that laws and regulations currently governing the financial sector will not continue to change in the future or that any changes will not have a material adverse effect on our business, results of operations and financial condition.

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

Our operations are subject to various anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, and economic sanction programs, including those administered by the United Nations and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may directly or indirectly, through third parties, deal with entities the employees of which are considered government officials. In addition, economic sanctions programs restrict our business dealings with certain sanctioned countries, individuals and entities.

Although we have adopted internal policies, procedures, systems and other mitigating measures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies, procedures, systems and other mitigating measures will be sufficient or that our employees, directors, officers, partners, agents and service providers will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which we or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties being imposed on us, limits being placed on our activities, our authorizations and licenses being revoked, damage to our reputation and other consequences that could have a material adverse effect on our business, results of operations and financial condition. Further, we engage in investigations relating to alleged or suspected violations of anti-corruption laws and sanctions regulations from time to time and any such investigations or any related proceedings could be time-consuming and costly.

Our anti-money laundering and anti-terrorism policies may be circumvented or otherwise not be sufficient to prevent all money laundering or terrorism financing.

We are subject to rules and regulations regarding money laundering and the financing of terrorism. Monitoring compliance with anti-money laundering and anti-terrorism financing rules can put a significant financial burden on banks and other financial institutions and pose significant technical problems. Moreover, after the enactment of Law No. 27,401 on Corporate Criminal

Liability, the Bank has begun to draw up an Integrity Program consisting of a set of actions, mechanisms and internal procedures to promote integrity, supervision and control, aimed at preventing, detecting and correcting irregularities and illegal acts included in Law No. 27,401. In this context, the Bank has an internal official whose function is the development, coordination and supervision of the Integrity Program. Although we believe that our current anti-money laundering program (which includes, among other elements, policies, procedures, technical infrastructure, independent reviews and training activities) is, and the Integrity Program will be, sufficient to comply with applicable rules and regulations, we cannot guarantee that our anti-money laundering and anti-terrorism financing programs and procedures will not be circumvented or otherwise not be sufficient to prevent all money laundering or terrorism financing. For example, we were recently notified by the UIF of the initiation of a summary proceeding against us and the members of our Board of Directors and our compliance officer relating to alleged violations of anti-money laundering regulations. We expect to defend the interests of such parties in such proceedings, but cannot predict the outcome thereof. Any violations of applicable anti-money laundering, anti-terrorism or other laws and regulations may have severe consequences, including sanctions, fines and notably reputational consequences, which could have a material adverse effect on our business, results of operations and financial condition.

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

The statutory consolidated annual financial statements for the fiscal year ended December 31, 2018 that the Bank prepared to comply with the requirements of the Central Bank are the Bank’s first annual financial statements prepared pursuant to the reporting framework established by the Central Bank requiring supervised entities to submit financial statements prepared pursuant to IFRS-IASB, with temporary exceptions from the application of (i) the impairment model in Section 5.5 Impairment of IFRS 9 Financial Instruments and (ii) IAS 29 Financial Reporting in Hyperinflationary Economies, both of which are applicable under the Central Bank’s rules for the fiscal years beginning on or after January 1, 2020, and in accordance with the standards prescribed by Memorandum No. 6/2017 Financial Reporting Framework Established by the BCRA issued on May 29, 2017 regarding the treatment to be applied to uncertain tax positions. The Consolidated Financial Statements included in this annual report on Form 20-F have been prepared in accordance with IFRS-IASB. Although we expect to prepare our financial statements for purposes of both our annual reports on Form 20-F and the Central Bank under IFRS-IASB beginning with the fiscal year commencing January 1, 2020, we do not intend to report in accordance with IFRS-IASB on an interim basis during 2019. As such, our interim financial information for 2019 will not be comparable with the Consolidated Financial Statements and other information contained in this annual report on Form 20-F.

Accordingly, the information available about us will not be the same as the information available about a U.S. company. The differences in the disclosure requirements between IFRS BCRA, IFRS-IASB and U.S. GAAP could limit foreign investors’ ability to evaluate our business, results of operations and financial condition, and influence foreign investors’ decisions whether to invest in Argentine securities, thereby limiting our access to international financial markets.

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

There is uncertainty regarding the possible effects that pension and tax reform could have in the Argentine economy.

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

Through Decree No. 110/2018 of February 8, 2018, the Argentine government regulated the articles of Law No. 27,426 on Pension Reform approved by the Argentine Congress at the end of 2017, and Law No. 27,260 that created the so-called “Historical Reparation Program”, which is a national program for retirees and pensioners by which the national government offers a proposal for readjustment of retirement benefits and, if applicable, the recognition of retroactive sums owed to certain retirees who have received inadequate payments. This Decree specified the scope of the new retirement regime, which will be applicable to retirees who have been granted readjustments through the Historical Reparation Program, and those who obtained a definitive sentence before March 1, 2018. It also leaves without effect the terms of article 252 of the Labor Contract Law (LCT) that had begun to elapse before the entry into force of Law No. 27,426 of December 29, 2017. Therefore, Decree No. 110/2018 allows the employer to require a worker who reaches 70 years of age to begin legal processes for retirement.

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

ITEM 4. INFORMATION ON THE COMPANY

Recent Political and Economic Developments in Argentina

Argentina experienced economic growth of 2.9% in 2017 and an environment of global optimism. 2018 started with a greater level of uncertainty and expectations of increases in the main benchmark interest rate of the United States.

In December 2017, the financial authorities in Argentina decided to increase inflation targets. Because such targets appeared to be unattainable, the Central Bank decreased the monetary policy rate, which had previously been subject to incremental adjustments. This led to a loss of confidence in the Central Bank’s monetary policy and an increase in inflation expectations.

A period of volatility began by mid-April 2018, initially in the foreign exchange market, triggered by both external and internal factors. In particular, the increase in the main benchmark interest rate of the United States and trading tensions between the United States and its main trading partners had consequences on emerging markets, in particular on the economies that showed greater vulnerability such as Argentina and Turkey.

In addition to such external factors, a significant and unexpected drought caused heavy damage to the main agricultural area of Argentina with an adverse impact on the harvest and, consequently, on domestic economic growth and the supply of foreign currency from the external sector. On the financial side, a number of policy imbalances and inconsistencies became evident and caused alarm in the markets, eventually triggering an abrupt capital flight and a stop in foreign funding by mid-May thus causing the exchange rate (Central Bank benchmark) to rise from 20.69 Ps./US$ at April 30, 2018 to 28.86 Ps./US at June 30, 2018.

The Central Bank was unable to control the run on the foreign exchange market in spite of having used reserves to stabilize it. In this scenario, the government decided to seek credit support from the IMF in order to achieve an orderly adjustment process for the economy. The arrangement was closed in June 2018 and provided for a three-year US$50 billion stand-by loan agreement subject to the fulfilment of certain stricter fiscal goals and reserve objectives, but also to more relaxed inflation targets and without any request for wide structural reforms. Emphasis was placed on the need to reinforce the independence of the Central Bank, with reforms including the immediate prohibition against financing the treasury and strengthening of the Central Bank balance sheet by reducing the stock of Central Bank Bills (Letras del Banco Central, Lebac). A floor was prescribed for social spending that could be increased by up to 0.2% of GDP if a need arises to provide assistance to the most vulnerable.

As a result of the considerable amount of the IMF loan and rapid disbursement of the first tranche, the foreign exchange market started to stabilize early in July 2018, following the change in the President of the Central Bank. However, such stability did not last long. The run on the currency increased the uncertainty about the future of the economy and had an adverse impact on the image of the government and consumers’ confidence declined. By the end of August 2018 a new round of capital flight and peso depreciation took place (the exchange rate rose from Ps./US$ 27.34 on July 31, 2018 to Ps./US$ 40.9 on September 28, 2018. Following a new fiscal adjustment which accelerated to 2019 the zero primary fiscal deficit target, a revised agreement was signed with the IMF which increased the funding from US$50 billion to US$57.6 billion and also frontloaded the disbursements to cover all financial needs of 2018 and 2019 so that the government would not have to resort to credit markets to place debt until 2020. The new fiscal goal required a step back in relation to certain reforms enacted in 2017 to ease the tax pressure, such as a decrease in export tax withholdings and the tax on personal assets.

Following a new change of management in the Central Bank, the inflation target system was abandoned and superseded by a new monetary-foreign exchange scheme effective in October 2018 based on a strict control over the monetary base and which is designed to remain steady on a non-seasonal basis until June 2019 with minimum growth until December of such year. At the same time, a “non-intervention” band was established for the foreign exchange market by which the exchange rate floats and the Central Bank may only engage in intervention outside such ranges and on a restricted basis. This scheme appeared to be effective during the fourth quarter of 2018 as the monetary base goals were fulfilled and the exchange rate remained within the stipulated ranges.

Economic Data

-	Economic Activity

During 2018 economic activity measured by GDP fell 2.5% compared to 2017. In the first half of the year the deterioration in economic activity was mainly related to the effects of the drought. However, in the second half of the year the deterioration of domestic financial conditions worsened the economic recession, mainly affecting the levels of consumption and investment. Although the economy could begin to recover in 2019, GDP is still expected to contract by 1.2%.

With respect to the labor market, in 2018 there was an increase in the unemployment rate to around 9.2% compared to 8.4% in 2017.

-	Prices

The domestic CPI increased by 47.6% in 2018, reflecting an acceleration of inflation compared to 24.8% in 2017, as a result of the foreign exchange and financial crisis during the year.

Core inflation reached 47.7% as a result of the effect of devaluation on prices. Transportation prices increased by 66.8%, food and beverages increased by 51.6%, miscellaneous goods and services increased by 53.2%, health costs increased by 50.2% and household furniture and maintenance increased by 50.3%, all of which changes were above average.

-	Public Finances

The domestic public sector recorded a primary deficit of Ps.338,987 million in 2018, accounting for approximately 2.3% of GDP. As a consequence, the annual fiscal goal of 2.7% was exceeded based on the commitment for the year in the agreement with the IMF. This result reflects a 16.1% decrease compared to the deficit in the previous year.

Primary public spending showed a year-on-year 22.4% increase, while revenues from the public sector increased 30.2%. Repayment of interest on public debt increased by 72.9% as a result of both an increase in indebtedness and the effect of devaluation on liabilities denominated in foreign currency. The overall deficit reached Ps.727,927 million, accounting for a 15.7% increase compared to 2017.

With respect to spending, there was a year-on-year 1.1% increase in capital spending while subsidies to economic sectors rose by 22.5%, to partially offset the effect of devaluation on the price of energy. Total welfare benefits increased by 27.6%, operating expenditures increased by 22.5% and transfers from the federal government to the provinces fell by 4.1%.

Tax revenues rose by 25.6% due to increases in revenues from the value added tax (“VAT”), the tax on banking transactions and taxes on foreign trade.

-	External Sector

The trade deficit in 2018 reached US$3,823 million, a reduction compared to the deficit of US$8,472 million in the previous year. This result is a consequence of exports totaling US$61,621 million, 5.1% higher than the previous year, with a 5.4% decline in sales of primary products as a result of the adverse effects of the drought. Exports of agricultural products increased by 1.5%, while industrial exports increased by 9.3% and exports of fuel and energy increased by 69.2%, with fuel and energy accounting for 6.8% of total exports.

On the other hand, imports reached US$65,441 million in 2018, a 2.2% decrease compared to 2017. All categories of imports experienced decreases as a result the contraction of the economy and the impact of devaluation of the peso, except for intermediate goods which increased by 14.6% and fuels and lubricants which increased by 14.1%. The greatest decline was in capital goods which decreased by 17.9%.

The current account deficit of the balance of payments amounted to US$28,003 million in 2018, 11.4% lower than the previous year. Despite devaluation, the external sector did not experience a rapid adjustment, in addition to increasing the accrual of interest on debt held by non-residents.

In the foreign exchange market, the Peso depreciated by 50.3% in the year, and the exchange rate reached 37.81 Ps./US$ as of December 31, 2018. The market was characterized by great volatility during the year and such volatility was one of the main factors of instability and was especially strong in May/June and August/September.

International reserves reached US$65,806 million as of the end of the year, a US$10,751 million increase compared to the balance as of December 2017, mainly due to three disbursements received under the stand-by agreement with the IMF in an aggregate amount of US$28 billion and the accounting as international reserves of a supplementary currency swap agreement with China in the amount of ¥ (yuan) 60 billion (US$9 billion) confirmed in December 2018. Sales of reserves held by the Central Bank on the foreign exchange market reached US$15,968 million and were effected in March and September 2018.

Monetary Policy

At the beginning of the year the monetary aggregates were driven by the growth in the previous year but were also affected by the financial crisis and policy changes at the Central Bank. The monetary base in terms of balances increased by 40.7% in 2018, mainly as a result of an increase in the current account of banks at the Central Bank which grew by 156.3% due to increase in mandatory reserve requirements (encajes), while cash held by the public rose by 5.4% in the year. The M2 monetary aggregate (which includes money in circulation plus sight deposits), measured in balances, grew by 22.7% in the same period.

In 2018, the Central Bank managed to eliminate the stock of Lebacs (Letras del Banco Central, an instruments of short term debt issued by the Central Bank), which had reached a peak of Ps.1,290,667 million in March, out of which 72% was held by private sector investors. Monthly auctions had become one of the events of great uncertainty and volatility due to the large number of monthly maturities. The strategy consisted in partial rollovers, increasing the system liquidity requirements to neutralize the ensuing monetary expansion and at the same time offering instruments denominated in pesos issued by the treasury to channel the demand for short-term debt instruments in pesos. The stock was discharged in full on December 19, 2018. This discharge and the elimination of monetary funding to the Treasury are the main pillars on which the new monetary and foreign exchange scheme are based.

As a consequence of the crisis, the instability of the financial market and the agreement with the IMF, the Central Bank abandoned the inflation target scheme and replaced it with a strategy consisting of control over the monetary base as a nominal anchor of the economy.

The monetary base goal was implemented in the fourth quarter of 2018 through daily auctions of Liquidity bills (Leliq), an instrument which is only held by banks, the benchmark interest rate of which is determined endogenously at the auctions according to demand by banks and the amount offered by the Central Bank for purposes of achieving the intended monetary base target.

With respect to the foreign exchange market, a non-intervention band was established, the ranges of which are adjusted as determined by the Central Bank. The lower and upper band were initially set at 34 and 44 Ps./US$ and during the last quarter of the year they were adjusted on a daily basis by a 3% monthly rate. If the exchange rate falls outside such range, the Central Bank would have the option to engage in intervention with certain restrictions, such as a daily intervention level. During the fourth quarter of 2018 the exchange rate remained within the ranges.

Financial System

All comparisons of the financial system contained in this annual report on Form 20-F are presented in nominal terms.

The rise in interest rates had an impact on the operation of the financial system throughout the year. As to deposits, both this factor and the cancellation of the stock of Lebacs resulted in a 50.4% growth of total deposits denominated in pesos, while peso-denominated deposits held exclusively by the private sector increased by 41.4%. The increase in term deposits (65% for traditional term deposits denominated in pesos and 865.3% for those indexed by the benchmark stabilization coefficient/purchasing power unit (CER/UVA)) is notable. Performance of sight deposits was weaker in the private sector, with peso-denominated checking accounts increasing by 23.5% and peso-denominated savings accounts increasing by 23.2%. Dollar-denominated deposits held by the private sector grew by 9.7% during the period.

As regards loans, the lending growth, in particular consumer loans and loans to companies, was contingent upon the interest rates and the BCRA’s restrictive monetary policy. The stock of peso-denominated loans granted to the non-financial private sector grew by 17.2% in the year. Placements were led by mortgage-backed loans which rose by 62.3%, which remained strong during the first 4 months of the year. Dollar-denominated loans grew by 3.7% in dollar terms.

The Badlar interest rate (interest on deposits in excess of Ps.1 million) of private banks, stated in monthly averages, was 23% at the start of the year and rose during the second half of the year up to 51.3% in November, and it averaged 48.6% in December 2018. The rise in the Badlar rate, and those of other lending and borrowing rates rose in tandem with the rise in the BCRA policy rate (until October the average monetary policy rate and thereafter the Leliq rate) which was 27.25% in January 2018 but reached almost 72% in October ending at 59.25% on December 31, 2018. The high interest rates contributed to maintaining attractive deposits in pesos in light of the foreign exchange market instability and the increasing country risk.

A.	History and development of the company

BBVA Francés, an Argentine corporation (a sociedad anónima or “S.A.”), was duly incorporated under the name Banco Francés del Río de la Plata S.A. on October 14, 1886. The Bank has registered its office in Avenida Córdoba 111 31st floor, C1054AAA, Ciudad Autónoma de Buenos Aires, Argentina; telephone number 54-11-4346-4000. The Bank’s agent in the United States for U.S. federal securities law purposes is CT Corporation System, currently with offices at 28 Liberty Street, New York, New York 10005.

BBVA Francés’ original by-laws were approved on November 20, 1886 by a decree recorded in the Public Registry of Commerce of the City of Buenos Aires, and the last amendment was recorded on October 25, 2017. Pursuant to its current corporate by-laws, the Bank will terminate its activities on December 31, 2080, unless this term is extended by the shareholders. The ordinary and extraordinary shareholders’ meeting held on April 24, 2019 modified BBVA Francés’ by-laws to change the Bank’s legal name to BBVA Argentina S.A. and make certain modifications regarding public offerings in conformity with Articles 62 bis and 63 of Law 26,831. Such amendments are pending registration with the Public Registry of Commerce (“IGJ”).

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

Since 1886, the Bank has been recognized as a leading provider of financial services to large corporations. In the early 1980s, it broadened its customer base to include small and medium-sized companies ("SMEs") as well as individual customers. In response to demands from the corporate market and following the structural changes brought about by the stabilization process in Argentina, since 1991, the Bank added to its traditional commercial banking products a full range of services, such as investment banking, capital market transactions and international banking.

In the 1980s and 1990s, in order to achieve a wider market penetration, it expanded its distribution network by opening branches throughout Argentina.

In December 1996, when BBVA became the principal shareholder, the Bank reaffirmed its universal banking strategy with the goal of increasing its focus on medium- and low-income individuals and small and medium-sized companies in the middle market.

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

At the ordinary and extraordinary shareholders’ meeting held on April 27, 2000, a resolution was passed to change our name to BBVA Banco Francés S.A. On October 4, 2000, the Public Registry of Commerce registered our change from Banco Francés S.A. to BBVA Banco Francés S.A., and the amendment to our by-laws were made to reflect the name change.

In the early 2000s the Argentine Crisis and the ensuing economic and political instability led to a deep contraction in the intermediation volumes. In response, the Bank changed its short-term commercial strategy towards the transactional business, adjusted its operating structure and implemented a strict cost control plan. Actions were also focused on recovering asset quality levels, which had been strongly affected by the Argentine Crisis. By mid-2003, the economy began to recover and we returned to offering the full range of financial services, including credit facilities, albeit restricted to short-term financing. Commencing in 2004, BBVA Francés gradually strengthened its credit activity in the midst of economic solvency, and consolidated its transactional business. During recent years, the Bank has focused mainly in the most profitable segments, retail and small and medium-sized companies, while maintaining the leadership in the large corporations business.

On February 9, 2012, the respective boards of directors of BBVA Francés and Inversora Otar S.A. (a company whose sole purpose was to develop the activities of an investment company, and whose majority shareholder was BBV America SL) approved the merger between the two companies, and on March 26, 2012 the shareholders’ meetings of both companies approved the transaction. After being approved by the Central Bank and the CNV, the merger was registered in the Public Registry of Commerce on March 27, 2014, under number 5,302.

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

BBVA Francés considers the high income segment as strategic and for that reason in November 2013 the Bank launched the premium segment with an exclusive event at the Greek embassy in Argentina. This segment is composed of the 15,000 clients with the highest income, who have access to a new and different service experience: “Premium” executives, parking at branches with VIP spaces, free of charge subscriptions to magazines and newspapers, birthday presents and many other premium experiences at theatres, concerts and movies, with pre-sales on tickets and priority in invitations and exclusive brochures, among others.

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

On May 20, 2015, BBVA Francés entered into a share purchase agreement with the Volkswagen Group for the acquisition of 51% of the issued and outstanding capital stock and voting rights of the Volkswagen Credit Compañía Financiera S.A., representing 23,970,000 registered, non-endorsable shares of common stock, par value Ps.1. On August 25, 2016, the Central Bank issued Resolution No. 332, authorizing the acquisition of 51% of the share capital of Volkswagen Credit Compañia Financiera S.A. by BBVA Francés. Moreover, on September 26, 2016, the shareholders of Volkswagen Credit Compañía Financiera S.A. amended its bylaws in order to include the new shareholders structure and approved the amendment of the company’s name to Volkswagen Financial Services Compañía Financiera S.A. The name change was registered with the IGJ on November 14, 2016, under No. 22302, Book 82 of Corporations. On January 18, 2018, Volkswagen Financial Services Holding Argentina S.A. and BBVA Banco Francés S.A., as shareholders, held an ordinary and extraordinary general meeting at which they decided to increase the share capital by Ps.400 million, going from Ps.497 million to Ps.897 million. The amount corresponding to the capital increase was subscribed in its entirety on the day of the shareholders’ meeting, in proportion to the shareholding of each shareholder. As a result, the 51% shareholding of BBVA Francés in the company is represented by 204 million common shares, nominative, non-endorsable, with a par value of Ps.1.00 each and entitled to one vote per share. On September 25, 2018, BBVA Francés lost control over the company due to the termination of the two-year commitment by the Bank to provide financing to the company if it were to fail to diversify its sources of funding. According to IAS 28, VWFS qualifies as a joint venture and, as such, it has been deconsolidated effective since the date of loss of control.

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

On July 18, 2017, the Board of Directors approved the offering of 66,000,000 ordinary shares with a subscription price of US$5.28 per share and US$15.85 per American Depositary Share (ADS), utilizing the reference exchange rate published by the BCRA on that date (Ps.17.0267) for the purposes of determining the price in pesos. On July 24, 2017 the offering was closed.

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

On March 8, 2019, the respective boards of BBVA Francés and BBVA Francés Valores S.A. approved the merger of the two companies, and on April 24, 2019, the respective shareholders’ meetings approved the transaction. Currently, the transaction is pending authorization by the CNV.

Within the framework of the Divestment Commitment assumed by Prisma Medios de Pago S.A. (“Prisma”) and its shareholders against the National Commission for the Defense of Competition, the Bank, together with the other shareholders of Prisma, accepted an offer by AI Zenith (Netherlands) B.V. (an affiliate of Advent International Corporation) to acquire 51% of the common shares of Prisma. The Bank’s pro rata share of such offer amounted to 2,344,064 common shares, representing 5.6721% of the share capital of Prisma and 51% of the Bank’s stake in Prisma.

For each shareholder, including the Bank, the divestment commitment involves the pro rata sale of at least 51% of their shares in Prisma before January 23, 2019 and the remaining 49% of their shares within 36 months after the end of such initial sale.

The sale was completed on February 1, 2019. Following this transaction, the Bank owns 2,252,139 shares of Prisma, representing 5.4496% of its share capital. This transition does not affect the normal development of the Bank’s business.

On March 26, 2019 Mr. Jorge Bledel presented, and the Board of Directors accepted, his resignation as member of the Board. The shareholders’ meeting held on April 24, 2019 elected Mrs. Isabel Goiri to succeed Mr. Jorge Bledel, and she became the new chairwoman of the Board. This appointment is subject to BCRA approval.

BBVA Tower

On July 10, 2013, BBVA Francés and Consultatio S.A. signed a sale and purchase agreement, under which the Bank acquired 23 of the 33 floors of the building under construction by Consultatio S.A., which became the “BBVA Tower”. This was the largest corporate headquarters real estate development project in the Republic and was part of the plan designed in 2010 by BBVA Francés to unify its core areas, which were divided among 10 buildings in the City of Buenos Aires.

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

On October 30, 2018, BBVA Francés recorded the deed to its headquarters offices.

As a result of the completion of the process, the Bank has decided to offer for sale certain buildings where its central offices were located. At the Board meeting of June 26, 2018, it was decided to accept a purchase offer for the properties located at Reconquista 40, Presidente Perón 362, Maipú 356 functional unit 16, Bolívar 501 and Mexico 628 functional unit 1, all within the Autonomous City of Buenos Aires. On July 05, 2018, the sale of these properties was finalized.

B.	Business overview

BBVA Francés is a leading Argentine banking institution present in the local financial system since 1886. We are a subsidiary of the BBVA Group, our principal shareholder since 1996. We are the third largest bank in Argentina not controlled by a government entity in terms of total deposits, with a 6.4% market share of total banking system deposits and the third largest private Argentine bank in terms of total loans, with 7.8% of total banking system loans excluding the Bank’s joint ventures, and 8.6% of total banking system loans including the Bank’s joint ventures, based on information published by the Central Bank as of December 31, 2018. As presented in this annual report on Form 20-F, market share data is based on data published by the Central Bank which has not been adjusted for inflation. As such, certain of the information presented in this annual report as adjusted for inflation may not be directly comparable to information published by the Central Bank.

Most of the Bank’s operations, property and customers are located in Argentina. The Bank has traditionally accepted deposits and granted loans in pesos and in certain other currencies, primarily U.S. dollars. Foreign currency deposits can be lent only to companies that generate flows in the same currency.

The Bank was one of the first companies listed on the Buenos Aires Stock Exchange (now the BYMA), quoting since 1888 (ticker: FRAN). Its shares in the form of American Depositary Shares have been listed on the New York Stock Exchange since 1993 (ticker: BFR) and on the Madrid-based LATIBEX (Mercado de Valores Latinoamericanos) since December 1999 (ticker: XBFR).

As of December 31, 2018, we had total consolidated assets of Ps.361.5 billion, a total loan portfolio of Ps.181.6 billion, total deposits of Ps.259.5 billion and total shareholders’ equity of Ps.45.5 billion, on a consolidated basis. Our consolidated net loss for the year ended December 31, 2018 was Ps.1.5 billion and our consolidated net income for the year ended December 31, 2017 was Ps.1.9 billion.

Through our universal banking platform, we provide a broad range of financial and non-financial services to both individuals and companies throughout Argentina, going across all segments of the population, including retail and commercial banking, insurance, asset management, securities brokerage, and investment banking products and services. We believe the wide range of financial solutions we offer our customers, complemented by our unique strategic alliances and strategic partners, as well as our capacity to leverage the BBVA Group’s global expertise, relationships and technological platform, provide us with a significant competitive edge compared to other Argentine companies in the financial sector. Such competitive advantages place us in a privileged position to capture opportunities arising from favorable macroeconomic policies and reforms implemented in 2015-2016, and to capitalize on the consolidation potential of the fragmented banking sector.

We manage the following entity-wide business lines:

•	Retail banking, through which we offer financial services to individuals across all income segments. Our main retail banking products include checking and savings accounts, time deposits, credit cards, personal and auto loans, mortgages, insurance and investment products. Despite our historically strong presence within the middle-income and affluent segments of the population, our products and distribution channels are designed to attract clients across all client segments. As of December 31, 2018, we had approximately 2.5 million active retail banking clients, compared with 2.3 million active retail banking clients as of December 31, 2017. Our retail banking strategy is focused on growing our client base, expanding our product offering and services, particularly in underdeveloped products such as mortgages and in products where we see potential to increase our market share such as personal loans, and leveraging our technological platform to enhance our clients’ banking experience. As of December 31, 2018, we had total loans of Ps.76.9 billion and total deposits of Ps.180.6 billion within our retail banking business line, which decreased 4.4% and increased 12.0%, respectively, when compared to December 31, 2017.

•	Small and medium-sized companies through which we offer financial services primarily to local private-sector companies. Our main middle market products include financing products, factoring, checking accounts, time deposits, transactional and payroll services, insurance and investment products. As of December 31, 2018, we had approximately 46 thousand middle market clients. We believe that small and medium-sized companies are a key element for economic growth in Argentina, and we are focused on expanding the number of clients we serve and on being a strategic ally to our middle market clients, supporting them with tailored products and transactional solutions, as well as with differentiated customer support through our 252 branches. As of December 31, 2018, we had total loans of Ps.52.4 billion and total deposits of Ps.49.2 billion within our small and medium-sized companies business line, which decreased 17.5% and increased 5.8%, respectively, when compared to December 31, 2017.

•	Corporate and investment banking (C&IB), through which we offer financial services to some of the largest Argentine corporations and multinational companies operating in Argentina. In addition to the products we offer to our middle market company clients, we provide our corporate and investment banking clients with global transaction services, global markets solutions such as risk management and securities brokerage, long term financing products including project finance and syndicated loans, and corporate finance services including mergers and acquisitions and capital markets advisory services. As of December 31, 2018, we had approximately 1,100 corporate banking clients, which included substantially all of the largest corporates and multinational companies in Argentina. Within our corporate and investment banking business line, we are focused on leveraging the deep expertise of our industry-focused relationship executives, supported by the BBVA Group’s global network, to continue to provide bespoke global financial solutions to our corporate client base. We are focused on being a trusted partner for our corporate clients as they seek to finance investment opportunities, particularly within certain sectors of the economy where investment has lagged such as telecommunications, energy and infrastructure. As of December 31, 2018, we had total loans of Ps.52.2 billion and total deposits of Ps.29.7 billion within our corporate and investment banking business line, which increased 15.7% and 52.3% respectively, when compared to December 31, 2017.

We offer our products and services through a wide multiple-channel distribution network with presence in all the Argentine provinces and in the City of Buenos Aires, servicing 2.5 million active clients as of December 31, 2018. This network includes 252 branches, which provide services to the retail segment and to small and medium-sized companies and institutions. Corporate Banking is divided by industry sector into Consumer Goods, Heavy Industries and Energy, each of which provides personalized services to large companies. Complementing the distribution network, at December 31, 2018 there were 14 in-company branches, one point of sale outlet (a contact point that offers only automated services and commercial assistance, but does not have a license granted by the BCRA to operate as a branch) and two points of express support, 834 ATMs and 844 self-service terminals (“SSTs”).

Additionally, we provide an electronic banking service, a modern, secure and functional internet banking platform and a mobile banking app. The Bank had a total number of 6,107 employees as of December 31, 2018.

The distribution network is complemented by business alliances, including those with LATAM Airlines, sponsorship of the soccer club Talleres de Córdoba and credit card programs with River Plate and Boca Junior, as well as insurance companies, such as La Caja, as well as the agreements with the automobile companies Peugeot, Renault and Volkswagen, that have allowed us to expand our client reach cost-effectively and further expand our points of presence while enhancing our value proposition.

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

Strategy

BBVA Francés has identified transformation and growth as the drivers of its strategy.

Transformation

BBVA Francés focuses on transformation based on the conviction that client experience will be the decisive differentiating factor in the success of the institution in the coming years. Moreover, the financial intermediation activity is aligned with the technological revolution reshaping most industries, forcing the Bank to reconsider and redesign the model to service, attract and interact with customers in general.

The following describes the Bank’s primary transformative initiatives in 2018:

Digital Transformation

The Bank’s digital transformation began in 2015 with an expanded digital presence in Google and Facebook. In 2017 and 2018 the Bank’s digital strategy became more sophisticated by adding leading digital applications and focusing on excellence in user experience and digital sales solutions, thus supplementing the Bank’s traditional channels to become more productive and increase the number of clients.

During 2018, 46.4% of the Bank’s products were sold through digital platforms, while 59.4% of retail clients were already engaging in digital transactions compared to 41.1% and 54.7% in 2017, respectively. The Bank believes this transformation makes it distinct from its competitors as to quality of service, leading to its consistently high NPS (Net Promoter Score), for which the Bank always aims to rank first among Argentine banks. In turn, BBVA Francés seeks to take advantage of data and technology to design offerings of products and services that meet clients’ needs.

The Bank’s digital transformation strategy is primarily focused on increasing client self-service through digital tools, growing in an open market and improving points of physical contact with clients. BBVA Francés has been focused on developing an omni-channel service model, in which physical branches are just one way among many of connecting with clients. While the Bank has an extensive countrywide branch network present in all provinces, the role of branches is changing and is expected to continue to change. More and more value-added transactions are expected to be served personally, while other types of transactions will be increasingly undertaken through digital channels.

In sum, the Bank’s digital transformation process is an essential element of its strategy, from both business and growth perspectives, which enables it to connect and serve clients in a manner consistent with their expectations, as reflected in the Bank’s consistently high NPS. It also contributes to the Bank’s efficiency, paving the way for a better use of resources and delivering a competitive advantage.

Cultural Transformation - Agile

In 2018 the Bank undertook a cultural transformation under the name and concept of “agile”, with a focus on always putting the customer first and finding solutions to their needs. Under this new model the Bank implemented a new organizational structure, providing greater resources to teams and new working methodologies including reorganization of roles and tasks, open communication and synergies fostered by open plan workspaces, and the latest technology available.

Growth

In 2018 BBVA Francés reaffirmed its goal to increase its market share and is now one of the leading banks in the Argentine financial system. The Bank has implemented an ambitious growth plan which includes expanding the customer base, both for individuals and companies, as well as the size of the balance sheet. This growth plan, which was implemented by BBVA Francés in 2017, continued during 2018 in terms of expansion of the client base of both individuals and companies, with an increase of over 162 thousand active clients during 2018, reaching an aggregate of 2.5 million retail clients as of December 31, 2018. With respect to small and medium-sized companies, BBVA Francés reorganized the management model for this client segment, providing service to small and medium-sized companies throughout the entire network of branches, thus enabling greater penetration of and closeness to smaller companies, achieving a client base of approximately 48 thousand companies as of December 31, 2018.

2018 Highlights

BBVA Francés closed its fiscal year ended December 31, 2018 as one of the leading financial institutions in the Argentine financial system, increasing its customer portfolio and gaining market share in its credit portfolio.

The total loan portfolio of BBVA Francés amounted to Ps.181.6 billion as of December 31, 2018, which reflected a 3.9% decrease year-on-year, while private loans amounted to Ps.171.9 billion, decreasing 5.7% year-on-year. As a result, the Bank had a private loans consolidated market share of 8.7% as of December 31, 2018 (based on BCRA market information as of such date).

The Banks’s growth plan has focused on products and segments that the Bank considers vital for economic development of both customers and Argentina as a whole in the coming years. Loans decreased by 3.9% from December 31, 2017 to December 31, 2018 and increased by 42% on a nominal basis, in which context the Bank has expanded its market share from 7.3% as of December 31, 2017 to 7.7% as of December 31, 2018, an increase of 40 b.p. (based on BCRA market information as of such date).

BBVA Francés has been focused on gaining market share for its core products. In the retail business there was an increase in personal loans, which had a market share of 5.29% as of December 31, 2018, an increase of 65 b.p. compared to its market share as of December 31, 2017 (based on BCRA market information as of such date). It also increased its share in the credit card business, both in financing and consumption, which increased by 97 b.p and 96 b.p., respectively, from December 31, 2017 to December 31, 2018. In addition, the market share for commercial loans increased by 63 b.p. over the same period (based on BCRA market information as of such date).

With respect to liabilities as of December 31, 2018 total deposits amounted to Ps.259.5 billion, increasing 14.2% over the prior twelve months, over which period our sight account deposits (checking and savings accounts) grew 11.2%, whereas time deposits rose 26.6%. As of December 31, 2018, saving and checking accounts amounted to Ps.169.7 billion. The Bank’s market share for private sector deposits rose 25 b.p reaching 8.0% as of December 31, 2018 (based on BCRA market information as of such date).

The Bank considers funding from deposits as a vital component in its financing given the lack of depth of the Argentine capital markets and difficulties of Argentine companies in accessing international capital markets, especially in the retail and middle market segments. In this line, UVA deposits were launched in 2017 and have been significant for the Bank at both the retail and wholesale levels.

On November 8, 2018, BBVA Francés issued Series 25 of its UVA bonds for Ps.784.3 million (nominal value). The bonds mature 24 months after issuance and carry a 9.5% fixed interest rate which is payable quarterly.

Business Lines

Below is an overview of each of our principal business lines and their evolution during 2018.

Retail Banking

The Bank has a very strong presence in the retail banking segment where it offers a comprehensive set of financial services across all income segments and provides services to employees (payroll), professionals and merchants.

We offer our products and services through our extensive multi-channel distribution network that includes 252 branches, 834 ATMs, 844 self-service terminals, a telephone banking service, a modern, secure and functional internet banking platform with over one million active users representing over 59% of our total clients (including Premium World (Affluent), Premium (Mass Affluent) and Classic (Mass)), a mobile banking app with more than 563,000 users and a total of 6,107 employees, each as of December 31, 2018. Our distribution network is complemented by strategic partnerships that have allowed us to expand our client reach cost-effectively.

Our business alliances, which include for example LATAM Airlines, the Talleres de Cordoba soccer team and credit card programs with River Plate and Boca Junior, as well as Peugeot, Renault and Volkswagen, and insurance companies such as La Caja, allow us to not only offer an attractive and differentiated value proposition to our 2.5 million active customers but also expand our customer base.

We have made our digital strategy a priority. In this respect, maintaining a cutting-edge digital banking platform has been a key element of our strategy as clients increasingly value the flexibility and convenience of digital channels. As of December 31, 2018, more than half of our total clients were active users of our website and/or our mobile banking app. We have established an ambitious internal goal of all of our clients experiencing our digital channels and of originating a significant portion of our sales online. In addition to being convenient for our clients, digital channels yield other benefits for us such as improving our operating efficiency, reducing capacity utilization and resources used at our branches and other physical channels and generating business intelligence with respect to our clients’ behaviors and needs that facilitates innovation.

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

With the objective of providing the best possible value proposition to all our customers, we have segmented our retail business in the following groups:

•	Premium World (Affluent). This group includes our wealthiest customers and as of December 31, 2018 accounted for approximately 94,108 clients, a 40% increase from the previous year.

•	Premium (Mass Affluent). As of December 31, 2018 this group accounted for approximately 173,219 clients, a 12% increase from the previous year.

•	Classic (Mass). As of December 31, 2018 this group accounted for approximately 1,530,085 clients, a 5% increase from the previous year.

•	Financial Inclusion (Express). As of December 31, 2018 this group accounted for approximately 670,278 clients, a 6% increase from the previous year. This group is defined by the limited interactions they currently have with us; however they also represent an attractive cross-selling opportunity. They usually have a single savings account and sometimes one credit card.

We strive to be our clients’ principal bank, and to that end we have teams that actively work across each of these customer groups to obtain our customers’ payroll deposits. As of December 31, 2018 we had 583,474 customers with their payroll direct deposited with the Bank.

As of December 31, 2018, our non-performing loan (“NPL”) ratio (defined as loans with more than 90 days past due divided by total loans) for retail lending was 2.14%, compared to 1.44% as of December 31, 2017.

In terms of assets, as of December 31, 2018, the loan portfolio amounted to Ps.76.9 billion, decreasing 4.5% in the year, whereas deposits amounted to Ps.180.6 billion, an increase of 12.0%.

In 2018, Retail Banking focused on the following products:

Personal Loans

BBVA Francés continued offering a wide range of products through all selling channels, engaging in tactical pricing actions during the year, attaining good spread management and placement, and enabling it to increase its market share. As of December 31, 2018, BBVA Francés accounted for 5.29% of the total market, an increase of 65 b.p. compared to December 31, 2017.

In turn, the Bank maintained its product communication campaign in advertising media and continued to expand in terms of web and mobile placement, ending the year with of digital sales amounting to 48% of total sales for the year.

Mortgages

During the year, alliances were reinforced through the real estate channel and a stronger relationship was developed with different real estate developers and search portals. Other 2018 highlights in mortgage loans included the improvement of the website portal for digital simulation and optimization of operating processes. Such developments, in the context of the macroeconomic climate in 2018, contributed to an increase in transactions that enabled the Bank to perform strongly relative to its competitors in the market. As of December 31, 2018, BBVA Francés accounted for 3.4% of the total market, an increase of 17 b.p. compared to December 31, 2017.

Car Loans

BBVA Francés was one of the leaders during 2018 in the placement of car loans, through its respective joint ventures with Peugeot-Citroën, Renault-Nissan and Volkswagen-Audi-Ducatti. Following historic record sales in the first half of the year, the automobile market was affected by the foreign exchange crisis, the rise in interest rates and a fall in purchasing power, which negatively affected the automobile financing business. BBVA Francés and its joint venture partners had a market share of 40% for new secured financing transactions in respect of new vehicles in 2018.

During 2018, the Bank attracted more than 60,000 new clients with its products, and car loans were one of the main channels for attracting new customers to the Bank. In addition, wholesale financing transactions were performed with car dealers in coordination with automobile manufacturers, in a vertical integration fashion, and cross-selling with car dealers of the brands associated with the Bank’s joint ventures was significant.

In the motorcycle business, BBVA Francés doubled its share of loans for high-end motorcycles from 20% in 2017 to 40% in 2018 of performed transactions, with new customers for motorcycle loans accounting for 20% of the volume of new customers to the Bank in 2018. Commercial agreements were reinforced during 2018 with respect to the brands KTM, BMW, Royal Enfield and Husqvarna. In addition, a new agreement was reached with Harley Davison during 2018. In the car business, new agreements were reached with Suzuki and Subaru.

In line with the digital development strategy, new website tools were enabled for online scoring of loans for both cars and motorcycles offered by the Bank’s main business partners, which gave rise to client referrals already pre-qualified in the dealer platform.

Credit Cards

BBVA Francés continues to expand options for the redemption of loyalty points to include a wide variety of products and experiences. Sponsorships continued to be implemented during 2018 by means of alliances with the music producers Move Concerts and Popart. Moreover, a new agreement was executed with the theater producer RGB, which adds the traditional winter holiday events “Disney on Ice” and “Cabaret”. FrancésGo, which is important to the Bank’s communication with its credit card customers, reached 690 thousand net downloads in 2018 and had an NPS equal to 61%. In 2018 the Bank added new features such as fingerprint access on iOS devices and notifications regarding rebates and payments due.

Promotional actions were carried out for redemption of miles accrued in exchange for air tickets and catalog products. In 2018 there is a new chance to redeem points in exchange for hotel accommodation and to earn miles on reservations. In addition, actions were carried out for the purchase of miles at a 50% discount for BBVA Francés customers. Premium and Premium World customers are eligible for special earning benefits, access to VIP lounges and cabin upgrades.

As part of its merchant program, the LATAM Pass program continued to be offered to retail stores that provided evidence of sales vouchers with BBVA Francés. In addition, an immediate web-based voucher payment option was implemented, adding benefits to the value offer to retail stores.

These actions allowed the Bank to increase credit card consumptions in terms of amounts processed 47.2% in 2018 compared to the previous year, which reflects an increase in the credit cards consumption market share of 96 b.p., closing the year at 13.5%. During 2018, 60% of credit card accounts activated recorded activities, reflecting an 8.6 percentage point decline over 2018.

Time Deposits

For BBVA Francés, this is the core product in the funding strategy. The goal is to grow retail balances, which tend to be more stable and at a lower cost compared to time deposits from our corporate and investment banking business line, by expanding the customer base with investment on the Classic (Mass) segment, and offering better options and convenience for the high income segment.

During 2018, performance of time deposits was strong. Total time deposits denominated in pesos had a market share of 6.26% as of December 31, 2018, an increase of 31 b.p. compared with December 31, 2017. Retail time deposits, which are time deposits of less than Ps.1 million, had a market share of 7.1% as of December 31, 2018, an increase of 12 b.p compared with December 31, 2017, and wholesale time deposits, which are time deposits of more than Ps.1 million, had a market share of 5.6% as of December 31, 2018, an increase of 97 b.p. compared with December 31, 2017. Wholesale time deposits saw a significant increase in the number of customers in 2018 as a result of the Bank’s multi-segment integral management, especially as a result of the incorporation of private banking in addition to Premium client management. In the Classic segment, the Bank focused on the incorporation of new clients, growing by 30 thousand clients in the retail segment during 2018.

For 2019, the focus is expected to continue to be on attracting new clients both in the Classic and high-income segments, by implementing a multi-channel strategy of including executives at branches, private banking, dedicated representatives and web and mobile channels. In December 2018, a raffle was held for all customers who are holders of the savings account package “El Libretón”, which includes a savings account in U.S. dollars. Prizes were drawn in the total amount of Ps.150 thousand.

Small and Medium-sized Companies

BBVA Francés maintains a leadership presence among corporations, agricultural producers and other institutions and continues working to maintain a strategic alliance with this sector in Argentina with a loan portfolio of Ps.52.4 billion as of December 31, 2018, a decrease of 17.5%. Total deposits amounted to Ps.49.2 billion as of December 31, 2018, an increase of 5.8% compared with December 31, 2017. We have approximately 46 thousand clients in this business area. Our commercial lending portfolio NPL ratio, including our corporate lending portfolio, was 1.83% as of December 31, 2018 as compared with 0.20% as of December 31, 2017. This significant increase was mainly due to the effect of the adverse economic climate on our customers.

Among our principal lending products are cash advances, overdraft protection, financial loans and foreign trade. In addition, we offer services such as leasing and differentiated corporate and agriculture credit cards, among others. We also offer checking accounts and time deposits as well as investment management services through our investment funds, transaction services, cash management solutions, collection services and payment services.

The Bank’s operating model for middle market was strengthened in 2018, through which the Bank increased its geographic capillarity, providing improved servicing to clients. In turn, automatic self-service tools and channels were developed, and they generated more than 30% of transactions through the Bank’s digital channels, which has resulted in a leading position in the market among private banks for providing advances on post-dated checks. Despite market changes, an aggressive growth strategy was sustained by adjusting prices of short- and long-term loans, thus generating good penetration among larger enterprise clients and expanding the base of smaller clients. During 2018, over 40,000 new payroll accounts were contributed to the Bank for payment of wages, with 49,136 active clients, increasing by over 7,000 net clients since the launching of the New Enterprise Model.

In order to expand the service model, in 2018 new officers were recruited with varying business profiles to assist different types of clients in various markets. As of December 31, 2018, the segment had 167 specially qualified officers assigned to provide ongoing assistance in the development of clients through the Bank’s network of branches. In addition, in 2018 the Bank worked to improve service quality by continuing its onboarding training program for business agents and candidates, conducting a training program targeted at branch managers, delegating credit-related powers to managers to improve response times and an incentive plan focused on goal achievement, and launching ten new digital products mainly intended for the self-service segment.

In 2018, small and medium-sized companies banking focused on the following products:

Foreign Trade

BBVA Francés performed well in the foreign trade market in 2018, despite a 21% decrease in the volume of imports and exports in 2018 compared with 2017. The Bank reached a market share of 15.99% in import payments as of December 31, 2018, based on the import ranking published by BCRA, thus having maintained its leading position for six consecutive quarters, while it ranked second as of December 31, 2018 in the ranking published by the BCRA for export charges, with a market share of 13.63%. In 2018, the foreign trade market contracted by 1.29%. The portfolio in U.S. dollars was US$1.4 billion as of December 31, 2018, compared to US$1.3 billion as of December 31, 2017. In 2018, the Bank recorded US$3,293 billion in new loans, compared to US$2,350 billion in 2017. In 2018 the Bank registered 246 new commercial customers, for a total of 6,814 commercial customers as of December 31, 2018. In December 2018, 64.59% of foreign trade transactions were carried out through the Bank’s Comex platform, compared with 52.5% in December 2017.

In order to continue growing in terms of the number of clients, digitalizing and strengthening the business in 2019, the Bank is working on the following lines of action: export/import financing at Comex online; transfers from individuals abroad through a web-based self-service; re-engineering of rates with business rules per concept and client intelligence; minimization of approval times for a new rating or exchange rating; implementing GPI Swift, where clients will have a tracking number for their transactions; completing product digitalization (opening of letters of credit for imports, letters of credit for exports and collections); works have begun in line with global in cash management; increased presence in the provinces; client training workshops in Comex business digital products; and campaigns/ commercial actions with follow-up on performance.

Agricultural Business

In 2018 the Bank’s agricultural business segment experienced a 65% increase in the size of its asset portfolio to Ps.19.9 billion at December 31, 2018 from Ps.12.0 billion at December 31, 2018. In addition, the Bank added more than 200 new agricultural business customers and recorded a significant increase in transaction volume. In 2018 in the agricultural business area, the Bank experienced strong volumes with suppliers of machinery and other production inputs. In addition, the Visa Agro card has also experienced strong participation among the Bank’s customers, including more than 80 agreements with major providers participating in the card program. The Bank also experienced strong performance in the livestock sector as well as in regional services. There was significant increase in the Bank’s market share of agricultural business, and the Bank ranked third in 2018, from fourth in 2017.

Digital Products

The Bank continued to implement its digital transformation plan during 2018. See “—Strategy—Transformation—Digital Transformation” above.

Corporate & Investment Banking (CIB)

Through our corporate and investment banking business we offer banking services to approximately 1100 multinational companies and local private-sector and state-owned enterprises. In terms of assets, as of December 31, 2018, the loan portfolio for CIB amounted to Ps.52.2 billion, an increase of 15.7%, whereas deposits for CIB amounted to Ps.29.7 billion, an increase of 52.3%.

In our corporate business line, we leverage the BBVA Group’s global presence and interconnected structure covering the corporate business line across the globe. Our corporate and investment banking products include checking, savings, time deposits and bilateral loan products that allow for structured finance for our global clients. In addition, as part of our investment banking services, we offer advisory services on mergers and acquisitions and initial public offerings and corporate- and project financing. In Argentina we cover local clients, including large and medium-sized companies, and large international clients. Our clients also include institutional and governmental clients including pension funds, insurance companies and banks.

Through our treasury unit we also offer trading services, and we are also engaged in capital markets, money markets and foreign exchange markets, brokerage services in connection with fixed-income securities, derivatives, leasing and trust services.

BBVA Francés continued to enjoy a leading position in the Argentine wholesale segment with notable performance both in the credit business and transaction-based banking services. CIB was focused in 2018 on achievement of strategic goals, including, among others, leadership in both Corporate Banking and Investment Banking, optimization of capital allocation and increasing cross-selling margins. The Bank is working to attain these goals through increased business consolidation, process efficiencies and the establishment of long-term relationships with customers.

The following describes the four main business areas within CIB.

Global Finance

This area provides credit solutions across the entire value chain, including advice, structuring and financing, with a wide range of products. This area is divided into Project Finance and Global Lending.

Global Transaction Banking

This area provides front-office services to companies to allow them to manage working capital by means of financing instruments denominated both in pesos and dollars. It also provides products for cash management and transaction products through multiple channels: transaction platform, electronic banking (BBVA Francés Net Cash), personal attention, direct channels, SWIFT and mobile banking. Global Transaction Banking is divided into Working Capital, Cash Management, Client Resources, and Trade Finance and Correspondent Banks. Global Transaction Banking has been focused on becoming a well-established leader in financing to clients both in pesos and dollars.

Global Markets

This area is responsible for providing services related to origination, structuring, distribution and risk management of market products. Global Markets is divided into Foreign Exchange, Fixed Income and Credit (Debt Capital Markets).

Corporate Finance

In Equity Capital Markets, Corporate Finance is in charge of meeting clients’ needs related to the securities markets, with focus on developing customized solutions for companies to enhance their value. Services include initial public offerings (IPOs), capital increases with or without rights, accelerated placements, convertible notes, flexible dividends, treasury shares and public offerings for withdrawal of outstanding shares from public offering (PTOs).

Corporate Finance also provides advice on acquisitions, divestments and mergers, both for registered and privately owned companies, to help them attain their strategic goals. In addition, it works on matching private equity (financial or strategic partners), valuation reports and fairness opinions, advice on acquisitions and privatizations.

The following table sets forth the relative proportions of loans and advances (net of allowance for loan losses) and deposits attributable to our principal business lines during the last two years.

	Financial assets at amortized cost - Loans and advances
	December 31, 2018		December 31, 2017
	(in thousands of pesos, except percentages)
C&IB	52,196,585	28.75%	45,101,039	23.86%
Small and medium-sized companies	52,444,965	28.88%	63,454,009	33.57%
Retail banking	76,943,205	42.37%	80,460,210	42.57%
Total	181,584,755	100.00%	189,015,258	100.00%

	Financial liabilities at amortized cost - Deposits
	December 31, 2018		December 31, 2017
	(in thousands of pesos, except percentages)
C&IB	29,668,066	11.44%	19,489,209	8.58%
Small and medium-sized companies	49,240,049	18.97%	46,547,108	20.48%
Retail banking	180,600,946	69.59%	161,241,437	70.94%
Total	259,509,061	100.00%	227,277,754	100.00%

Management Model

The evolution of our service models is inspired by the values of BBVA: Client comes first, We think big and We are one team. For such reason, great efforts are in progress to provide better customer service, to provide the best solutions and to innovate in the way the Bank conducts business. In response to such efforts, clients have embraced the use of new technologies and formats in performing their transactions, thus allowing the Bank to continue promoting projects aimed at differentiation and meeting clients’ demands.

The Bank’s comprehensive service concept was expanded in the branch network during 2018 for all customer segments through specialized agents. Additionally, specialized middle market servicing was extended to every branch during the year.

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

In retail banking, the focus in 2018 was on expanding digital banking and optimizing management tools in the following client segments:

•	Premium World (Affluent) / Premium (Mass Affluent): This group includes high-income retail customers serviced by dedicated executives in branches which have a premium space to provide the highest customer service quality by executives who follow a specific protocol for customer service and management. During the year, a direct management model was well established. Such model is addressed to clients who engage in a high level of digital transactions, thus enabling them to be served without the need to visit branches, by account managers responsible for such service. This model is expected to be expanded next year to reflect clients’ evolution in the digital era. The connection, growth and retention in this client segment is a priority to the Bank.

•	Classic (Mass): For retail customers with an identified business activity, the Bank has developed a management model based on business officers who can understand both their personal and business needs in order to offer them unified, simple assistance. During the year, it was tested in some regions and may be expanded based on clients’ feedback.

•	Financial Inclusion (Express): Retail customers who do not fall into any of the previous segments are managed by commercial officers from the branches and, increasingly, through automatic or telephone channels.

The middle market banking model was altered to create regional business centers with officers that assist their middle market and small- and medium-sized companies portfolios with the following objectives:

•	Unifying small- and medium-sized companies and middle market banking: This implied a comprehensive view of the business regardless of the company size. For this purpose, follow-up and support to these segments were unified from central areas.

•	Approaching customers and dynamism in management: In order to improve customer service, the structures were adapted and regional business centers were created. Every branch can now assist customers in their needs.

•	Measurement: It was expanded to follow the activity of companies and individuals for information processes in each branch.

•	Digitalization: Significant innovations were generated for automatic management of customers.

In parallel with traditional channels, several optimizations are being undertaken to streamline the rest of the tasks with a productivity aim.

•	Mass Sales Force: The sales team has been focused in 2018 on improving channel performance through productivity plans, incentive models, enhanced processes and revising the value offer. Advantage was taken of the dynamism of this team to link individuals engaged in business or small and medium-sized companies to products, for example, merchant acquisition.

•	Call Center: It is a cross-selling and client attraction channel through specific campaigns. With client analysis models, performance of this channel continues to improve. In addition, the retention service division was strengthened through improvements in the value proposition and service processes.

•	Partners and Business Alliances: These are boosters of the Bank’s strategy of attraction of and connection with clients, enabling the Bank to reach eligible prospective clients for each product. Follow-up on each of these initiatives is essential to tailor offers to clients’ needs and satisfaction.

The Bank is focused on customer service by improving servicing, and one of its goals is customers’ self- management through the development of multiple channels. In this line, over the past year, more than 131,000 transactions were migrated away from branches, which implied the transfer of significant operating resources to other commercial roles. In turn, waiting times in branches were lowered, leading to first place in the Net Promoter Score for customers’ experience in branches. The Net Promoter Score is a management tool that can be used to gauge the loyalty of the customer.

In 2018, the Bank made progress in connection with the following main lines of action as described below:

•	ATM/SST Replacement and Expansion Plan: 44 works and 217 new pieces of equipment.

•	ATS Plus, enabling input of up to 160 bills per transaction: 81 SSTs at 74 branches.

•	Deposits in dollars was enabled at SSTs of 31 branches.

•	SST Availability Plan: record 93.6%.

•	SSTs were enabled to receive payments and deposits on Saturdays, Sundays and holidays from 7 a.m. to 10 p.m. through a pilot program at Branch 68 Concordia. Expansion is expected to take place in 2019.

•	Full Time Lobby: lobby always open. Implemented at 129 branches.

•	ATM and SST balancing and maintenance using cameras as a double check system: implemented at 90 branches.

•	Francés Express: 100 pieces of equipment were replaced.

•	Double-profile Cashiers (Cashier and Operating Agent/Cashier and Business Agent): 98% of cashiers.

•	Harmonized Service Model: Customer routing system at 84% of the network (213 branches).

•	New feature for generation of online appointments, through the app for Premium and Premium World clients (90 branches).

•	Francés Line: comprehensive plan for migration to automated management channels (IVR / FNET). 24% reduction of calls to operators, now served automatically.

With the aim of boosting digital banking, the Bank has been focused on three core ideas: attracting new customers, excellence in users’ experience and digital sales solutions.

In the second half of 2018, BBVA Francés reached the first level in the Net Promoter Score for web channel within its peer group. With respect to internet banking, this indicator reached 80%, which represents an improvement compared to 70% obtained in 2017.

BBVA Francés continues to aim to provide the greatest availability of web-based and mobile browsing in the market, supported by technology that provides the most suitable solutions. All these changes boosted the number of digital clients, who engage in transactions on the web and through mobile channels, with 59.4% of active clients using digital tools in 2018.

With respect to digital sales in 2018, the growth strategy was focused on the incorporation of new digital marketing tools, incorporating new solutions and optimizing those tools put in place in previous years.

In retail banking, in 2018 the Bank provided migration to BBVA Group-wide interfaces for credit card applications from non-clients and a mortgage-backed loan simulator. Improvements were made in the public web experience both for payroll accounts and account bundled packages. Additionally, the ability for clients to apply for UVA-indexed personal loans was added to Francés Net. These efforts translated into a significant increase in the number of credit cards sold through digital channels, an increase in the share of digital personal loans (including UVA-indexed) over total loans of the Bank and a large number of requests for mortgage-backed loans.

In 2018, the Bank focused its digital marketing efforts on attracting new clients through new tools and developing deeper relations with partners.

 In relation to the Bank’s various products, results and improvements developed in 2018 are described below:

•	Personal Loans: These accounted for a 48% share over total loans as of December 31, 2018 in the individual banking segment, from 33% as of December 31, 2017.

•	Credit Cards: The issuance of primary cards was 37% of total card issuances in 2018, the same as in 2017, and the issuance of additional cards accounted for 38% of total card issuances.

•	Mortgage-backed loans: These accounted for an 18% share over total transactions during 2018 in terms of loans amounts settled at the Bank.

•	Investments: Represented a 53% share of digital sales over total time deposits as of December 31, 2018, and represented 94% of the total subscription for mutual investment funds during 2018.

•	Savings Accounts: Benefitted from cross-selling, reaching a 46% share of total savings accounts in the Bank as of December 31, 2018, compared with 44% as of December 31, 2017.

•	Insurance: The share in digital sales was 22% over total sales during 2018, compared with 20% in 2017.

Throughout 2018 the Bank added new features to the FrancésGo application, and the user experience was enhanced, which resulted in over 940 thousand subscribers to the program, representing a 25% increase, through experiences such as Cirque de Soleil, Disney on Ice, Sugar, Abel Pintos, and Boca vs. River.

The Bank added new features in the section My Cards (Mis Tarjetas), including the option to withdraw cash without a card from any ATM, login with fingerprint in iOS devices, LATAM Pass loyalty program subscription and other, with over 35 thousand users a month since its launch in November 2017.

Late last year, the Bank launched a specialized version of FrancésGo for retail stores, providing access to the benefits offered by BBVA Francés. During the year over 1,000 retail stores registered digitally.

In 2018 the Bank’s corporate banking strategy of offering digital solutions was well-established, enabling improvement and retaining positioning within such segment.

Digital Products launched in 2018 included the following:

•	Francés Net Cash digital agreements;

•	mobile check discounting;

•	Francés Net Cash custody account registration;

•	immediate payment of vouchers for people engaged in business at Francés Net; and

•	check discounting for people engaged in business at Francés Net.

The following were highlights from corporate banking from 2018:

•	39% of check discounting transactions were performed through a digital channel;

•	15% of total agreements of corporate banking were digital and over 700 clients were using the digital product;

•	new report was introduced on reconciliation of vouchers and separate detail of taxes for clients using immediate payment of vouchers; and

•	improvement in mobile deposits enabled multiple deposits from the Francés Net Cash app.

Quality and Client Experience

In line with BBVA’s mission “To make the opportunities of this new era accessible to everyone”, and in a manner consistent with the strategic priority of “Delivering the best experience to the client”, in 2018 the function and scope of quality and client experience was expanded and improved, with a focus on the clients’ needs.

Supported by a strong feedback infrastructure and the NPS index as a metric of excellence, the Bank developed a plan to gain insight into customers’ experience at each point of contact with BBVA Francés and each purchased product or service. Based on such information about the main needs of customers at each interaction with the Bank, along with a strategy in place that is intended to execute projects and processes with a greater impact, the Bank has been focused on experience enhancement. Focused on sharing client information throughout the entire organization, in 2018 the Bank undertook a detailed analysis, seeking to solve problems found in a fast, dynamic and innovating way based on quality metrics and indicators, with a focus on the user.

Understanding peoples’ needs to design products and services that meet their expectations is one of the fundamental pillars to achieve differentiation. Innovation in solutions is seen by the Bank as the way to a real transformation now and in the future. For such reason, the Quality and Client Experience Plan for 2019 consists of establishing a governance model that enables implementation of concrete actions for improvement in priority fields identified in interactions with the clients, and exploring new opportunities to get to know the customers beyond the NPS surveys while engaging the entire organization.

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

Our operational platform efficiently combines our modern business-oriented IT systems with our multichannel distribution strategy, resulting in innovative ways to serve our clients. We have well-developed CRM tools that allow us to monitor our clients’ behavior and provide them with targeted product offerings through diverse channels. As a result, we are able to effectively leverage alternative distribution channels, such as ATMs, internet banking and our contact centers, which are complementary to our traditional proprietary branch network, which enables us to provide better service to our clients and to increase our sales ratios.

We have implemented multiple controls to respond to the new threat of cybersecurity, based on a comprehensive, multi-faceted security framework that include people, technology, processes and procedures.

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

C.	Organizational structure

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA)

As of December 31, 2018, BBVA owned 66.55% of our capital stock.

BBVA is a global financial group, organized in six geographical business segments: (i) Banking Activity in Spain, (ii) Non-Core Real Estate, (iii) Mexico, (iv) South America, (v) the United States, (vi) Turkey and (vii) Rest of Eurasia. In addition to these geographical business areas, BBVA has a separate "Corporate Center" segment. This segment handles certain general management functions. Some of the benefits we receive from the BBVA Group are:

▪	sharing of technology;

▪	development of new banking products that have been customized for the Argentine market;

▪	leveraging BBVA’s global client relationships to serve those clients operating in Argentina; and

▪	BBVA’s participation in BBVA Francés as a shareholder is both long term and strategic.

Subsidiaries and investees of BBVA Francés

The following chart reflects our subsidiaries as of December 31, 2018:

(1)	Undergoing liquidation proceedings.

The following information is related to our subsidiaries, joint ventures and associates as of December 31, 2018:

▪	Subsidiaries

Subsidiary or investee company	Country of Incorporation/ Residence	BBVA Francés Ownership and Voting Power (in percentages)	Principal Activity	Stockholders’ Equity (in millions of Ps.) (1)(2)
BBVA Francés Asset Management S.A.(3)	Argentina	95.00%	Investment fund manager	449.2
BBVA Francés Valores S.A.	Argentina	97.00%	Stock exchange brokerage	169.4
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Argentina	53.89%	Pension fund manager	52.8

(1)	Total stockholders’ equity as of December 31, 2018.

(2)	Statutory stockholders’ equity, adjusted for purposes of consolidation so as to apply an accounting criterion uniform with that of BBVA Francés, if applicable.

(3)	The Bank has an effective 95.00% ownership interest in the capital stock of the company and has an indirect 4.8498% ownership interest through BBVA Francés Valores S.A.

Below is a description of our subsidiaries:

-	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión.

During 2018, the investment funds industry in Argentina continued to grow. As per preliminary information prepared by the Argentine Investment Funds Association (CAFCI), the industry ended the fiscal year with assets under management amounting to Ps.599,645.2 million, an increase of Ps.55,595.5 million, or 10.2% compared to at December 31, 2017.

Such increase was led by the term-deposit fund segment, which at December 31, 2018 totaled Ps.151,840.3 million, an increase of Ps.89,800.1 million, or 144.7%.

The money market segment ended the fiscal year with total assets under management amounting to Ps.447,804.8 million, decreasing by Ps.34,204.6 million during the year, or 7.1%. The largest declines were in fixed-income funds, which decreased by Ps.43,865.4 million, or 11.7%.

As of December 31, 2018, the assets under management by BBVA Francés Asset Management amounted to Ps.34,566.6 million, a decrease of Ps.895.3 million, or 2.5% compared to the previous year. Pursuant to the interim asset ranking prepared by CAFCI, BBVA Francés Asset Management had a total market share for investment funds of 5.7% as of December 31, 2018, thus ranking fourth.

In the category of fixed-term funds, at December 31, 2018 the company managed assets in the amount of Ps.15,899.2 million, an increase of Ps.10,922.3 million, or 219.5% compared to the assets held as of December 31, 2017.

In the market funds segment, the company showed a decrease in 2018 of Ps.11,817.6 million, or 38.8%. At December 31, 2018, managed funds amounted to Ps.18,667.3 million. In this latter category, there was a considerable decrease in fixed-income funds, which fell by Ps.11,343.8 million, or 39.5%, in the year, and amounted to Ps.17,342.6 million at December 31, 2018.

As of December 2018, the company had registered 21 investment funds under management with the CNV.

As of the date hereof, the funds managed by the company are as follows:

-	FBA Renta Pesos, FBA Ahorro Pesos, FBA Bonos Argentina, FBA Renta Fija Plus, FBA Horizonte, FBA Horizonte Plus, FBA Bonos Globales, FBA Renta Mixta, FBA Retorno Total I, FBA Calificado, FBA Acciones Argentinas and FBA Acciones Latinoamericanas are currently operating normally, with subscriptions and redemptions in pesos.

-	FBA Renta Fija Dólar, FBA Renta Fija Dólar Plus, FBA Bonos Latam and FBA Retorno Total II are also operating normally, and they admit subscription and redemption in US dollars.

-	FBA Renta Pesos Plus is registered with the CNV in the process of changing its name, changing from subsection b to subsection a, and changing its investment policy.

-	FBA Brasil I, FBA Renta Pública I, FBA Renta Pública II and FBA Renta Fija Local were approved by the CNV and started doing business by means of a contribution made by the company. For the time being, they are not operational, as the company is waiting for the right timing for their commercial launch.

As in previous years, the company plans to pay particular attention to the development of international economic and financial conditions, performance of the currency market and performance of the price of crude oil and other commodities.

With respect to the local context, the volume of business, inflation and foreign exchange rates, as well as indebtedness and public spending, will be closely monitored in 2019. Likewise, special attention will be paid to compliance with commitments undertaken with the IMF.

In the local context, investment funds are expected to represent an efficient alternative option for various types of investors in 2019. Accordingly, the company will aim to continue developing products that are tailored to customers’ demands, seeking an expanded offer and improvements for investors’ risk management.

As of December 31, 2018, FBA Commodities had no equity volume. The rest of the Bank´s investment funds at such date had the following assets:

Name of investment fund	Thousands of pesos
FBA Renta Pesos	15,883,270
FBA Ahorro Pesos	6,302,409
FBA Bonos Argentina	4,011,931
FBA Renta Fija Dólar	3,747,771
FBA Renta Fija Dólar Plus	1,582,891
FBA Horizonte	1,309,573
FBA Calificado	381,258
FBA Acciones Argentinas	371,680
FBA Acciones Latinoamericanas	363,493
FBA Renta Fija Plus (ex FBA Commodities)	219,981
FBA Horizonte Plus	94,620
FBA Renta Mixta	83,995
FBA Retorno Total II	65,690
FBA Retorno Total I	57,549
FBA Bonos Latam	36,718
FBA Bonos Globales	34,199
FBA Renta Pesos Plus	15,974
FBA Renta Publica I	1,060
FBA Renta Fija Local	1,060
FBA Brasil I	1,059
FBA Renta Publica II	377
Total	34,566,558

-	BBVA Francés Valores S.A.

During 2018, the local securities market was mainly affected by high price volatility and the foreign exchange crisis. The fall in the market measured in dollars was the steepest in the last ten years. The exchange rate on December 31, 2017 was 18.77 Ps./US$ while on December 31, 2018 it was 37.8 Ps./US$, which accounts for a 50.3% depreciation. In turn, inflation was 47.6%. As such, inflation and the exchange rate presented significant challenges to the stabilization of the economy.

Measured in pesos, the Merval Index rose by 0.8% and the M.Ar (Merval Argentina) Index fell by 7.2% during 2018. Measured in dollars, they fell by 50.2% and 54.2%, respectively. These were the largest declines since 2002 and occurred in the context of the Merval and the M.Ar indexes recording historic highs in January.

Market capitalization of domestic companies fell by 12% in pesos and 56.8% in dollars during 2018. Within the SP Merval Index, the securities of TGS U2 (Transportadora de Gas del Sur) and YPFD (YPF SA) rose 32.03% and 19.06%, respectively, in pesos. However, measured in dollars, all domestic securities lost market value during the year. Within the same index, the worst performing securities were CVH (Cablevisión Holding SA) and SUPV (Grupo Supervielle SA), which fell 49.37% and 43.68%, respectively, in pesos. In dollar terms, the same securities also were the worst performers, falling 74.96% and 72.15%, respectively.

In addition, during 2018 trading concentration increased as the ten securities with the highest trading volume accounted for 67.3% of the total, compared to 54.4% in 2017.

In this context, the bond market also showed a poor performance, with the bond index published by the Argentine Institute of Capital Markets (IAMC as per its Spanish acronym) showing a 57% increase measured in pesos, while falling by 21.6% in dollars. Both the equity market and the bond market performance reflected a significant lack of confidence in financial expectations and uncertainty of investors regarding development of the economy and monetary variables. However, it is worth noting that in the last quarter, as a result of its agreement for financing and assistance from the IMF, the government launched a new aggressive plan for monetary and fiscal stabilization that is beginning to accomplish the targeted results. For example, late in 2018 the economy started to become stabilized in terms of foreign exchange and monetary policy.

On March 8, 2019, the Board of Directors of BBVA Francés Valores S.A. decided to submit to consideration at the shareholders’ meeting a proposal for the merger of BBVA Francés Valores S.A. into its parent company BBVA Banco Francés S.A., with a view to optimizing operating costs by combining resources and processes. The Board of Directors of BBVA Francés Valores approved the consolidated statement of financial position for merger purposes, and authorized submission of the merger prospectus to the CNV to apply for authorization of the merger. Provided that all relevant final approvals are obtained, the merger is expected to be consummated on October 1, 2019.

Following Law No. 26,831 and General Resolution No. 622/13 issued by the CNV coming into force in December 2012 and September 2013, respectively, the business of BBVA Francés Valores S.A. has been carried out on a residual basis with an aim to retaining its operating capacity, while also searching for new trading and business opportunities, subject to the performance of the capital markets.

Accordingly, the company’s loss for the year was Ps.43 million, mainly generated by a revaluation of its own treasury investments, net of the expenses and taxes required to keep the company fully capable of doing business.

-	Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)

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

In view of all of the above, on December 28, 2009, and bearing in mind that it was impossible for Consolidar A.F.J.P. S.A. to maintain the corporate purpose for which it had been organized, the company held a unanimous special shareholders’ meeting. The resolution of this meeting was to dissolve and subsequently wind-up the company as of December 31, 2009. It was understood that this was the best alternative to preserve in the best possible way the creditors’ and shareholders’ interests. At the same time, and in accordance with the terms of the Argentine Corporations Law, the shareholders’ meeting resolved to appoint accountants Messrs. Gabriel Orden and Rubén Lamandia, to liquidate Consolidar A.F.J.P. S.A. These accountants are the legal representatives of the Company as of December 31, 2009 and are working in order to wind it up. As of this date, they are taking all necessary steps to carry out the liquidation of Consolidar A.F.J.P. S.A.

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

BBVA Francés, as shareholder, requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) submit a request for negotiations with the Argentine Ministry of Economy and Public Finance (Ministerio de Economía y Finanzas Públicas de la Nación) and the Argentine Social Security Administration (ANSES). This was done in accordance with the terms of Law No. 26,425 in order to find solutions to the consequences of implementation of the Law. This request was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) on June 11, 2010.

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

At December 2018, the case is in a stage of producing accounting evidence.

▪	Joint ventures

Joint ventures	Country of Incorporation/ Residence	BBVA Francés Ownership and Voting Power (in percentages)	Principal Activity	Stockholders’ Equity (in millions of Ps.) (1)(2)

Volkswagen Financial Services S.A.	Argentina	51.00%	Financial institution	1,241.9
PSA Finance Argentina Cía. Financiera S.A.	Argentina	50.00%	Financial institution	869.0
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	1,286.9

(1)	Total stockholders’ equity as of December 31, 2018.

(2)	Statutory stockholders’ equity, adjusted for purposes of consolidation so as to apply an accounting criterion uniform with that of BBVA Francés, if applicable.

Below is a description of our joint ventures:

-	Volkswagen Financial Services Compañía Financiera S.A. (VWFS)

The main business of VWFS focuses on granting secured loans for the acquisition of new and used vehicles of makes belonging to the Volkswagen group, and on offering wholesale financing to the dealer network.

The focus of the company in 2018, which was characterized by financial instability and general declines in automotive sales, was maintaining a competitive offer to clients and ensuring liquidity and availability of products at all times. During the year UVA-indexed secured loans were granted, and capital lease lines, financed maintenance and retail loans for the Ducati brand were also launched. In addition, response times were improved for approvals of applications for financing loans from clients and settlement of secured loans. This was reflected in positive feedback in the customer and dealer satisfaction survey.

In January 2018, the company received a capital contribution from its shareholders equal to Ps.400 million in support of expected portfolio growth. In turn, funding sources from other banks were increased in a total amount of Ps.1,380 million. In December 2018, VWFS successfully issued its first series of notes in an amount of Ps.737 million.

During 2018, the Volkswagen Group achieved a 14.6% automobile market share in Argentina, thus regaining its ranking as the leader in sales. In a highly competitive environment, in 2018 Volkswagen obtained a 67% loyalty rate in the network of dealers, compared with 70% in 2017. VWFS maintained its 13.4% penetration consistent again in 2018, in an environment where average penetration of the financial affiliates of automobile manufacturers has generally declined.

During 2018, the main objective was to offer competitive financing products and services to the clients. The company settled an aggregate number of 16,317 secured loans, a 21.7% decrease compared to the previous year, derived from a decline in sales of the brand.

VWFS had net loss of Ps.220 million for 2018, compared with a net gain of Ps.99 million in 2017.

To finance the portfolio of secured loans, the company plans to continue diversifying its funding sources with its main business partner, other commercial banks and through the issuance of notes.

-	PSA Finance Argentina Compañía Financiera S.A.

PSA Finance’s equity is divided into equal share interests held by BBVA Francés and Banque PSA Finance, an affiliate of the PSA Peugeot Citroën group, based in France.

PSA Finance’s main business is focused on providing secured loans for the purchase and leasing of new Peugeot, Citroën and DS vehicles. In addition, it offers financing for the purchase of used cars for customers proposed by the official Peugeot and Citroën dealer network, as well as other financial products and services related to the purchase, maintenance and insurance of vehicles.

The automotive industry closed 2018 with a total of 773 thousand registrations, a 10.2% decrease compared to 2017. The first five months of 2018 showed a record volume of activity, while a significant volume decrease was recorded in the second half of the year as a result of the impact of the macroeconomic conditions and the increase in interest rates.

PSA Finance in 2018 had a 19.53% penetration over registrations of the brands (measured on the basis of financing of new cars), a 6.5% decrease compared to 2017. The company’s market share declined during 2018 as a result of PSA Finance’s focus on financing of new cars in the context of deceleration of the economy and higher interest rates.

In this context, the total financing volume in 2018 was equal to 19,785 transactions for secured loans for new and used cars and leasing-related units, equivalent to Ps.3,655 million.

With respect to the product offering, in 2018 the company continued working together with Peugeot, Citroën and DS in development of exclusive and distinct financial products for certain vehicles.

Promotional campaigns and rebates were increased in the retail financing segment in an attempt to attract more clients in a highly competitive market that offers a wide range of products intended to meet demand. In 2018, private banks played an important role in the segment of secured financing as a result of UVA-indexed loans, and PSA Finance was required to reinforce its commercial offer in tandem with changes in the market. In 2018, 84.5% of the network of dealers chose financing through PSA Finance.

The company is focused on a policy of optimization and containment of financial costs in a context of market deceleration. Under these conditions, the net loss amounted to Ps.1,408 million in 2018, compared with a net loss of Ps.687 million in 2017.

-	Rombo Compañía Financiera S.A.

Rombo Compañía Financiera (RCF) is the main financing company of the network of Renault and Nissan dealers, both for new and used vehicles. During 2018, Renault had a 14.8% market share in the automotive market in 2018 (compared to 13.3% in 2017), ranking third in sales. Nissan’s market share was 2.8% in 2018 (compared to 1.8% in 2017). Within a framework of strong competition, it managed to improve its market share and position, supported by the launch and renovation of models, largely assisted by car loans secured by pledges granted by its financial company.

RCF’s share of sales by Renault decreased to 24.2% in 2018 compared to 36.3% in 2017 for Renault, while its share of Nissan sales was 17.6% in 2018 compared to 26.3% in 2017 mainly due to the high interest rates volatility.

RCF continues to be the leading company in the ranking of loans and loyalty among brand captive companies, closing the year with an average share equal to 90.5% (loans granted by RCF out of total loans for the sale of Renault vehicles) (source: AFIMA). In addition, Renault and Nissan contributed to the lending business by making available significant commercial options (subsidized rates) both for new and used vehicles.

With such support, RCF obtained 31,558 financings for new Renault and Nissan vehicles in 2018 (compared to 42,969 in 2017) and 6,514 used vehicles in 2018 (compared to 11,255 in 2017). Thus, the total financing portfolio was Ps.8,888 million as of December 31, 2018, which accounts for a 30.1% decrease compared to Ps.12,707 million as of December 31, 2017.

The volume of non-performing loans increased from 0.94% as of December 31, 2017 to 1.33% as of December 31, 2018 due to the economic decline.

Regarding financing, in 2018 four series of notes were issued in an aggregate amount of Ps.906.9 million, and the total outstanding balance of notes as of the fiscal year end was Ps.2,876.1 million. The program amount was increased to Ps.6 billion in fiscal year 2018, with a “AA (arg)” rating from Fix SCR S.A. Agente Calificadora de Riesgo and “Aa1.ar” from Moody’s.

RCF had a net loss of Ps.427 million and Ps.75 million for 2018 and 2017, respectively.

▪	Associates

Associates	Country of Incorporation/ Residence	BBVA Francés Ownership and Voting Power (in percentages)	Principal Activity	Stockholders’ Equity (in millions of Ps.) (1)(2)

BBVA Consolidar Seguros S.A. (3)	Argentina	12.22%	Insurance	1,120.1
Interbanking S.A. (1)	Argentina	11.11%	Information services for financial markets	889.8

(1)	Total stockholders’ equity as of December 31, 2018.

(2)	Statutory stockholders’ equity, adjusted for purposes of consolidation so as to apply an accounting criterion uniform with that of BBVA Francés, if applicable.

Below is a description of our associates:

-	BBVA Consolidar Seguros S.A.

BBVA Consolidar Seguros provides fire, mixed family and comprehensive insurance, theft, personal accidents, group life, debt balance, funeral services and other insurance.

In 2018, premiums amounted to Ps.2,382.9 million, representing a 0.1% increase compared to the previous year in nominal terms. Since September 2017, as a result of a change in applicable Argentine law to encourage competition, BBVA Consolidar Seguros no longer receives life insurance premiums for the entirety of new debt issued by BBVA Francés for personal loans, credit cards, secured loans or overdraft protection products.

The increase in 2018 in turnover from voluntary insurance premiums was 19.5% compared with 2017. The company’s business strategy combines a wide range of products with multiple distribution and service channels, all of which are based on segmentation of clients’ and prospects’ needs. Claims paid amounted to Ps.439.0 million, or 18.4% of issued premiums.

Net income amounted to Ps.653.4 million and represents a return on shareholders’ equity as of the year end of 59.1%. As of December 31, 2018 the minimum capital surplus amounted to Ps.644.4 million and the solvency ratio, measured as the quotient between cash and cash equivalents, investments and real property, and the technical commitments and debts with insured parties, equaled 1.59.

On January 22, 2016, the Argentine Superintendence of Insurance (“SSN”) issued Resolution No. 39,647, which refers to shares held in SME investment funds (authorized by the CNV) and establishes a minimum investment of 3% and a maximum investment of 20%.

On March 21, 2016, the Central Bank published Communication “A” 5928, which amends the Financial User Protection Rules in relation to insurance. As regards debtor balance life insurance, it establishes, for financial institutions subject to such communication, the prohibition from charging any type of commission and/or fees related to debtor balance insurance that covers death or total permanent disability. In addition, it determines that financial institutions are required to purchase a debtor balance insurance to cover those contingencies or, alternatively, to provide for “self-insurance”, being a challenge for the insurance company to attract the greatest number of customers/banking and financial institutions to offer them such product.

In November 2017, the SSN issued Resolution No. 41057, which provides for changes in investments in insurance companies.

To comply with such resolution, eligible investments will be those assets issued by the Central Bank, with a date of incorporation to the assets prior to the publication of this regulation (November 16, 2017), and up to maturity, provided that they will be required to observe the following schedule:

-	As of December 31, 2017, the highest permitted amount in investment funds containing assets issued by the BCRA was required to be 75% of the total value of such investments.

-	As of January 31, 2018, the highest permitted amount in investment funds containing assets issued by the BCRA was required to be 50% of the total value of such investments.

-	As of February 28, 2018 the highest permitted amount in investment funds containing assets issued by the BCRA was required to be 25% of the total value of such investments.

-	As of March 31, 2018 investment funds containing assets issued by the BCRA may not be considered as eligible investments.

Up to 40% as of Resolution No. 41,057 of the SSN may be invested in public-private participation projects, infrastructure or real estate development projects, notarized real estate meant for rent. In addition to existing provincial securities, municipal securities are added (up to 3%), and those from the City of Buenos Aires (up to 10%). For close-end investment funds, the limit was extended from 18% to 60% of total investments.

For 2019, BBVA Consolidar Seguros plans to continue expanding its main business lines, particularly other risks, personal accident, group life, and mixed family and comprehensive insurance, by means of a product offering that is designed to meet its main clients’ needs.

-	Interbanking S.A.

As a member and shareholder of Interbanking S.A., together with seven other leading Argentine banks, the Bank offers an electronic communications system which enables its customers to optimize their banking transactions. The Bank’s corporate customers can connect to the service from their personal computers at any time and review their accounts at any member bank, send messages, transfer funds, make electronic wage payments, supplier payments and tax payments, and display market data. Through Interbanking, the Bank offers distinct electronic products for each segment of its corporate clientele and processes online transfers, allowing debit and credit transactions to be settled automatically and to be reflected in the relevant accounts in real time. As a result of the Bank’s shareholding in Interbanking S.A., on June 29, 2018 the Bank received Ps.65 million in dividends.

Equity Investments

The following are all positions that we hold in non-financial institutions where we own more than 2% of the invested companies’ equity as of December 31, 2018.

Investment	Country	% of Shares Owned (in percentages)	Principal Activity	Total Stockholders’ Equity (in millions of pesos)(1)

Coelsa S.A.	Argentina	8.91%	Clearing house	56.0
Argencontrol S.A.	Argentina	7.77%	Agent mandatory	4.2
Sedesa S.A.	Argentina	10.04%	Deposit guarantee fund	93.6
Prisma Medios de Pagos S.A. (2)	Argentina	11.12%	Credit card issuer	3,852.0

(1)	Total Stockholders’ Equity as of December 31, 2018.

(2)	Held for sale as at December 31, 2018 and 2017.

D.	Property, plants and equipment

BBVA Francés is domiciled in Argentina and has its principal executive offices at Av. Córdoba 111, C1054AAA Buenos Aires, Argentina. The principal executive offices, which we own, are approximately 30,517 square meters in area.

At December 31, 2018, our branch network consisted of 252 retail branches, of which 112 were located in properties that we own and 140 were located in properties leased to us. The branches are located throughout all of the 23 Argentine provinces as well as the City of Buenos Aires.

E.	Selected statistical information

The following information is included for analytical purposes and should be read in conjunction with the Consolidated Financial Statements as well as “Item 5. Operating and Financial Review and Prospects”. This information has been prepared from our financial records, which are maintained in accordance with IFRS-BCRA. The Consolidated Financial Statements and the selected statistical information below have been adjusted to comply with IFRS-IASB for the sole purpose of filing this annual report on Form 20-F with the SEC.

Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The average balances of interest-earning assets and interest-bearing liabilities, including the related interest earned or paid, were calculated on a daily basis for the years ended December 31, 2018 and 2017. Average balances have been separated between those denominated in pesos and in foreign currencies.

This selected statistical information has been prepared in accordance with IAS 29, which requires that in the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, the assets, liabilities, income and expenses of such entity be stated in terms of the measuring unit current at the end of the reporting period (December 31, 2018).

The real interest rate is the amount of interest earned or paid during the period divided by the related average balance.

Included in interest earned are the net gains on our portfolio of government securities and related differences in market quotations. We manage our trading activities in government securities as an integral part of our business. We do not, as a matter of practice, distinguish between interest income and gain or loss on our government securities portfolio.

The following tables show average balances, interest amounts and average real rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2018 and 2017.

	Fiscal Year ended December 31,
	2018			2017
	Average	Interest	Average	Average	Interest	Average
	balance (1)	earned/paid	real rate (2)	balance (1)	earned/paid	real rate (2)
	(in thousands of pesos, except percentages)

ASSETS
Interest-earning assets
Government securities (3)
Pesos	25,736,050	9,801,022	38.08%	25,662,223	1,894,109	7.38%
Foreign currencies	7,077,057	353,735	5.00%	11,980,242	180,423	1.51%
Total	32,812,107	10,154,757	30.95%	37,642,465	2,074,532	5.51%
Loans and advances (4)
To customers/financial institutions
Pesos	135,294,299	43,369,962	32.06%	122,003,810	31,814,377	26.08%
Foreign currencies	55,671,087	2,414,726	4.34%	31,741,989	1,070,967	3.37%
Total	190,965,386	45,784,688	23.98%	153,745,799	32,885,344	21.39%
To central bank
Pesos	182	—	0.00%	13,270	1,919	14.46%
Foreign currencies	586	—	0.00%	145	—	0.00%
Total	768	—	0.00%	13,415	1,919	14.30%
Other assets
Pesos	2,557,761	113,999	4.46%	6,505,546	635,777	9.77%
Foreign currencies	7,673,707	419,117	5.46%	2,904,330	116,616	4.02%
Total	10,231,468	533,116	5.21%	9,409,876	752,393	8.00%
Total interest-earning assets
Pesos	163,588,292	53,284,983	32.57%	154,184,849	34,346,182	22.28%
Foreign currencies	70,422,437	3,187,578	4.53%	46,626,706	1,368,006	2.93%
Total	234,010,729	56,472,561	24.13%	200,811,555	35,714,188	17.78%

	Fiscal Year ended December 31,
	2018			2017
	Average	Interest	Average	Average	Interest	Average
	balance(1)	earned/paid	real rate (2)	balance(1)	earned/paid	real rate (2)
	(in thousands of pesos, except percentages)

Non interest-earning assets
Cash, cash balances at central bank and other demand deposits
Pesos	32,212,617	—	—	27,357,609	—	—
Foreign currencies	40,581,718	—	—	40,626,591	—	—
Total	72,794,335	—	—	67,984,200	—	—
Investments in joint ventures and associates
Pesos	1,520,119	—	—	880,733	—	—
Foreign currencies	—	—	—	7,258	—	—
Total	1,520,119	—	—	887,991	—	—
Tangible and intangible assets
Pesos	14,939,960	—	—	15,759,669	—	—
Foreign currencies	—	—	—	—	—	—
Total	14,939,960	—	—	15,759,669	—	—
Allowance for loan losses
Pesos	(2,995,933)	—	—	(1,848,428)	—	—
Foreign currencies	(702,750)	—	—	(158,116)	—	—
Total	(3,698,683)	—	—	(2,006,544)	—	—
Other assets
Pesos	8,497,689	—	—	9,902,762	—	—
Foreign currencies	3,066,604	—	—	3,732,788	—	—
Total	11,564,293	—	—	13,635,550	—	—
Total non interest-earning assets
Pesos	54,174,452	—	—	52,052,345	—	—
Foreign currencies	42,945,572	—	—	44,208,521	—	—
Total	97,120,024	—	—	96,260,866	—	—
TOTAL ASSETS
Pesos	217,762,744	53,284,983	24.47%	206,237,194	34,346,182	16.65%
Foreign currencies	113,368,009	3,187,578	2.81%	90,835,227	1,368,006	1.51%
Total	331,130,753	56,472,561	17.05%	297,072,421	35,714,188	12.02%

	Fiscal Year ended December 31,
	2018			2017
	Average	Interest	Average	Average	Interest	Average
	balance (1)	earned/paid	real rate (2)	balance (1)	earned/paid	real rate (2)
	(in thousands of pesos, except percentages)

LIABILITIES
Interest-bearing liabilities
Saving accounts
Pesos	45,635,924	4,379,423	9.60%	40,345,926	888,394	2.20%
Foreign currencies	67,926,113	7,021	0.01%	42,378,035	4,113	0.01%
Total	113,562,037	4,386,444	3.86%	82,723,961	892,507	1.08%
Time deposits
Pesos	59,169,716	18,297,669	30.92%	54,018,786	10,065,503	18.63%
Foreign currencies	15,048,631	94,369	0.63%	10,728,559	36,309	0.34%
Total	74,218,347	18,392,038	24.78%	64,747,345	10,101,812	15.60%
Banks loans - Central bank
Pesos	424	39	9.20%	17,126	1,506	8.79%
Foreign currencies	36,280	—	0.00%	—	—	0.00%
Total	36,704	39	0.11%	17,126	1,506	8.79%
Banks loans - Other financial institutions
Pesos	3,161,757	696,556	22.03%	1,430,453	147,968	10.34%
Foreign currencies	3,731,144	154,811	4.15%	478,609	19,363	4.05%
Total	6,892,901	851,367	12.35%	1,909,062	167,331	8.77%
Debt securities issued
Pesos	2,339,865	998,143	42.66%	2,250,574	600,692	26.69%
Foreign currencies	—	—	0.00%	—	—	0.00%
Total	2,339,865	998,143	42.66%	2,250,574	600,692	26.69%
Other liabilities
Pesos	336,536	110,197	32.74%	787,353	195,477	24.83%
Foreign currencies	19,960	—	0.00%	1,748,480	—	0.00%
Total	356,496	110,197	30.91%	2,535,833	195,477	7.71%
Total interest-bearing liabilities
Pesos	110,644,222	24,482,027	22.13%	98,850,218	11,899,540	12.04%
Foreign currencies	86,762,128	256,201	0.30%	55,333,683	59,785	0.11%
Total	197,406,350	24,738,228	12.53%	154,183,901	11,959,325	7.76%

	Fiscal Year ended December 31,
	2018			2017
	Average	Interest	Average	Average	Interest	Average
	balance (1)	earned/paid	real rate (2)	balance (1)	earned/paid	real rate (2)
	(in thousands of pesos, except percentages)

Non-interest-bearing liabilities
and stockholders´ equity
Checking accounts
Pesos	30,417,316	—	—	36,963,608	—	—
Foreign currencies	16,601,221	—	—	19,801,262	—	—
Total	47,018,537	—	—	56,764,870	—	—
Other liabilities
Pesos	35,852,553	—	—	30,711,988	—	—
Foreign currencies	5,988,883	—	—	11,538,528	—	—
Total	41,841,436	—	—	42,250,516	—	—
Stockholders equity
Pesos	44,864,430	—	—	43,873,134	—	—
Foreign currencies	—	—	—	—	—	—
Total	44,864,430	—	—	43,873,134	—	—
Total non-interest-bearing liabilities
and stockholders equity
Pesos	111,134,299	—	—	111,548,730	—	—
Foreign currencies	22,590,104	—	—	31,339,790	—	—
Total	133,724,403	—	—	142,888,520	—	—
TOTAL LIABILITIES AND
STOCKHOLDERS EQUITY
Pesos	221,778,521	24,482,027	11.04%	210,398,948	11,899,540	5.66%
Foreign currencies	109,352,232	256,201	0.23%	86,673,473	59,785	0.07%
Total	331,130,753	24,738,228	7.47%	297,072,421	11,959,325	4.03%

(1)	Average balances for 2017 are derived from monthly-end balances. Such average balances have been adjusted for inflation by applying an average coefficient for both 2018 and 2017.

(2)	Annualized on a 360-days basis.

(3)	Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of government securities and yield on our investment portfolio of government securities are included.

(4)	Loan amounts are stated before deduction of the allowance for loan losses.

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for the fiscal year ended December 31, 2018 compared with the fiscal year ended December 31, 2017. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading and yield on government trading and investment accounts results are included in the computation of interest income in all fiscal years.

	Year ended December 31, 2018/2017 Increase (Decrease) Due to Changes in

	Volume	Rate	Net change
ASSETS
Interest-earning assets
Government securities
Pesos	28,115	7,878,798	7,906,913
Foreign currencies	(245,078)	418,390	173,312
Total	(216,963)	8,297,188	8,080,225
Loans and advances
To customers/financial institutions
Pesos	4,260,401	7,295,184	11,555,585
Foreign currencies	1,037,921	305,838	1,343,759
Total	5,298,322	7,601,022	12,899,344
To central bank
Pesos	—	(1,919)	(1,919)
Foreign currencies	—	—	—
Total	—	(1,919)	(1,919)
Other assets
Pesos	(175,952)	(345,826)	(521,778)
Foreign currencies	260,490	42,011	302,501
Total	84,538	(303,815)	(219,277)
Total interest-earning assets
Pesos	4,112,564	14,826,237	18,938,801
Foreign currencies	1,053,333	766,239	1,819,572
Total	5,165,897	15,592,476	20,758,373

	Year ended December 31, 2018/2017 Increase (Decrease) Due to Changes in

	Volume	Rate	Net change
LIABILITIES
Interest-bearing liabilities
Saving accounts
Pesos	507,651	2,983,378	3,491,029
Foreign currencies	2,641	267	2,908
Total	510,292	2,983,645	3,493,937
Time deposits
Pesos	1,592,876	6,639,290	8,232,166
Foreign currencies	27,091	30,969	58,060
Total	1,619,967	6,670,259	8,290,226
Banks loans - Central bank
Pesos	(1,536)	69	(1,467)
Foreign currencies	—	—	—
Total	(1,536)	69	(1,467)
Banks loans - Other financial institutions
Pesos	381,418	167,170	548,588
Foreign currencies	134,953	495	135,448
Total	516,371	167,665	684,036
Debt securities issued
Pesos	38,090	359,361	397,451
Foreign currencies	—	—	—
Total	38,090	359,361	397,451
Other liabilities
Pesos	(147,618)	62,338	(85,280)
Foreign currencies	—	—	—
Total	(147,618)	62,338	(85,280)
Total interest-bearing liabilities
Pesos	2,370,881	10,211,606	12,582,487
Foreign currencies	164,685	31,731	196,416
Total	2,535,566	10,243,337	12,778,903

Interest-Earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the fiscal years indicated.

	Fiscal Year ended December 31,
	2018	2017
	(in thousands of pesos, except percentages)

Average interest-earning assets
Pesos	163,588,292	154,184,849
Foreign currencies	70,422,437	46,626,706
Total	234,010,729	200,811,555
Net interest income (1)
Pesos	28,802,956	22,446,642
Foreign currencies	2,931,377	1,308,221
Total	31,734,333	23,754,863
Net interest margin (2)
Pesos	17.61%	14.56%
Foreign currencies	4.16%	2.81%
Weighted average rate	13.56%	11.83%
Yield spread, nominal basis (3)
Pesos	10.45%	10.24%
Foreign currencies	4.23%	2.83%
Weighted average rate	11.60%	10.03%

(1)	Net interest income is defined as interest earned less interest paid. Trading results from our portfolio of government securities are included in interest.

(2)	Net interest margin is net interest income stated as a percentage of average interest-earning assets.

(3)	Yield spread nominal basis is defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.

Investment Portfolio: Government and Corporate Securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and corporate issuers. The following table sets out our investments in Argentine and other governments and corporate securities as of December 31, 2018 and 2017 by type and currency of denomination.

	Year ended December 31,
	2018	2017
	(in thousands of pesos)
Government securities
In pesos:
Securities measured at fair value
Argentine bonds	8,556,747	3,275,919
Other debt bonds	55,857	8,072
Instruments issued by the BCRA
Measured at fair value	20,202,428	23,008,419
Total government securities in pesos	28,815,032	26,292,410
In foreign currency:
Securities measured at fair value
Treasury bills	3,233,616	7,068,530
Total government securities in foreign currency	3,233,616	7,068,530
Total government securities	32,048,648	33,360,939
Corporate securities—Listed
Equity instruments	133,248	196,035
Investment funds	408,704	517,873
Total corporate securities	541,952	713,908
Subtotal government and corporate securities	32,590,600	34,074,847
Allowances	(271,574)	(5,664)
Total government and corporate securities	32,319,026	34,069,183
Corporate securities—Unlisted	281,061	435,087

The table below presents the issuer of which, as of December 31, 2018, we held securities in excess of 10% of our stockholder equity as of such date:

Issuer	Book value	Market value
	(in thousands of pesos)
BCRA	20,202,428	20,202,428
Argentine Republic	11,790,363	11,790,363

Investment Portfolio: remaining maturities of our investment portfolio

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2018 in accordance with the relevant issuance terms.

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
	Book value
	(in thousands of pesos, except percentages)
Government securities
In Pesos:
Securities measured at fair value
Argentine bonds (*)	1,363,441	7,115,611	45,225	32,470	8,556,747
Other debt bonds	55,857	-	-	-	55,857
Instruments issued by the BCRA
Measured at fair value	20,202,428	-	-	-	20,202,428
Total government securities in pesos	21,621,726	7,115,611	45,225	32,470	28,815,032
In foreign currency:
Securities measured at fair value
Treasury bills	3,233,616	-	-	-	3,233,616
Total government securities in foreign currency	3,233,616	-	-	-	3,233,616
Total government securities	24,855,342	7,115,611	45,225	32,470	32,048,648
Corporate securities—Unlisted	148,820	132,241	-	-	281,198
Weighted average yield (for the securities indicated with *) (1)	18.38%	29.04%	21.91%	8.75%

(1)	The maturity profile above is based on each bond contractual maturity and its amortization profile. The weighted average yield was calculated using the internal rate of return of each bond published by the Argentine Institute of Capital Markets (“IAMC”) weighted by the expected outstanding principal at each maturity bucket.

Loan Portfolio

The following table analyzes our loan portfolio by types of loan as of December 31, 2018 and 2017. Loans are stated before deduction of the allowance for loan losses.

	As of December 31,
	2018	2017
	(in thousands of pesos)
Loans and advances to government sector	206	322
Loans and advances to central bank	383	-
Loans and advances to financial institutions
Loans and advances to financial institutions	9,669,330	6,772,988
Allowance for loan losses	(33,486)	(49,296)
	9,635,844	6,723,692

Loans and advances to customers
Overdrafts (1)	11,789,313	17,285,259
Discounted instruments (2)	11,310,587	16,484,475
Notes	12,739,330	10,407,731
Documents purchased	264,434	19,858
Real estate mortgage	10,104,731	6,570,691
Pledge loans	1,650,222	6,729,439
Consumer loans	23,560,930	24,254,887
Credit Cards	41,869,188	44,142,402
Loans for the prefinancing and financing of exports	45,088,576	34,176,155
Receivables from financial leases	2,377,747	3,390,288
Loans to personnel	1,205,501	926,209
Other financing (3)	14,051,828	20,614,282
Allowance for loan losses	(4,064,066)	(2,710,432)
	171,948,321	182,291,244
Secured loans
Liquid collateral	820,650	2,064,967
Preferred guarantees (4)	10,470,296	15,988,272
	11,290,946	18,053,239

(1)	Overdrafts include short and long-term loans to companies and overdraft lines of credit.

(2)	Discounted instruments are endorsed promissory notes.

(3)	Other financing are loans not included in other categories.

(4)	Preferred guarantees mainly relate to mortgages and car loans, for which collection of the amounts owed is reasonably assured because the guarantees may be executed through established legal processes.

For a description of the risk elements associated with our investment portfolio and our risk policies, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Loans by Economic Activity

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2018 and 2017. Where appropriate, personal loans are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses.

	As of December 31,
	2018		2017
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of pesos, except percentages)
Agricultural and livestock	11,186,199	6.02%	4,452,891	2.32%
Construction	1,530,149	0.82%	1,274,719	0.65%
Consumer	61,518,019	33.13%	88,070,584	45.92%
Electricity, oil, water and sanitary services	2,034,506	1.10%	1,786,537	0.93%
Financial sector	9,669,537	5.21%	6,773,310	3.53%
Government services	589	0.00%	322	0.00%
Mining products	20,247,476	10.90%	1,129,881	0.59%
Others	16,604,074	8.94%	46,818,135	24.41%
Other manufacturing	26,107,936	14.06%	20,112,359	10.49%
Services	16,790,055	9.04%	285,114	0.15%
Transport	1,826,261	1.00%	3,155,287	1.65%
Wholesale and retail trade	18,167,505	9.78%	17,915,847	9.34%
	185,682,306	100.00%	191,774,986	100.00%

Maturity Composition of the Loan Portfolio

The following table analyzes our loan portfolio as of December 31, 2018 by type of loan and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing
	Amount as of December 31, 2018	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To government sector	206	206	—	—	—
To central bank	383	383	—	—	—
To financial institutions	9,669,330	5,202,337	1,929,153	2,537,840	—
To customers	176,012,387	98,873,664	34,600,104	34,611,333	7,927,286
Overdrafts	11,789,313	11,083,533	523,451	182,329	—
With privileged guarantees	11,754,953	873,917	1,004,412	2,716,636	7,159,988
Credit cards	41,869,188	41,869,188	—	—	—
Other	110,598,933	45,047,026	33,072,241	31,712,368	767,298
Total	185,682,306	104,076,590	36,529,257	37,149,173	7,927,286
Percentage of total loan portfolio	100.00%	56.05%	19.67%	20.01%	4.27%

Interest Rate Sensitivity of Outstanding Loans

The following table analyzes, by currency of denomination, the interest rate sensitivity of our loan portfolio as of December 31, 2018. Loans are stated before deduction of the allowance for loan losses.

As of December 31, 2018
(in thousands of pesos)
Variable Rate
Pesos	545,786
Foreign currency	—
Sub-total	545,786
Fixed Rate
Pesos — including adjustable loans	121,164,596
Foreign currency	60,218,441
Sub-total	181,383,037
Non-performing (1)
Pesos	2,257,806
Foreign currency	1,495,677
Sub-total	3,753,483
Total	185,682,306

______________________
(1)	For additional information on non-performing loans see “—Non-performing and Restructured Loans” below.

The following table sets forth a breakdown of our fixed and variable rate loans which have a maturity of one year or more as of December 31, 2018.

	Interest Sensitivity of Outstanding Loans Maturing in More Than One Year
	Fixed rate	Variable rate
	(in thousands of pesos)
To financial institutions	2,537,840	—
To customers	42,523,617	15,002
Total	45,061,457	15,002

Foreign Country Outstanding Positions

As of December 31, 2018 and 2017 we did not hold "cross-border outstandings" exceeding 1% of our total assets. Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in dollars or other non-local currency.

Classification of Loan Portfolio by Stage

The following table presents our loan portfolio classified by stage, before the deduction for the allowance for loan losses as of December 31, 2018 and 2017:

	As of December 31,
	2018	%	2017	%
	(in thousands of pesos, except percentages)

Stage 1	169,108,709	91.07%	189,596,035	98.86%
Stage 2	12,820,114	6.90%	849,653	0.44%
Stage 3	3,753,483	2.03%	1,329,298	0.70%
	185,682,306	100.00%	191,774,986	100.00%

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

Loans considered TDR for the years ended December 31, 2018 and 2017 were as follows:

	As of December 31,
Troubled debt restructuring	2018	2017
	(in thousands of pesos)
Commercial
Mortgage	—	—
Others	75,351	128,237
Consumer
Personal Loans	704,949	618,312
Mortgage	845	1,748
Others	527	5,702
	781,672	753,999

We classify our loan portfolio in two categories: (i) retail and (ii) wholesale.

The following table presents our retail and wholesale loan portfolio as of December 31, 2018 and 2017 before the deduction of the allowance for loan losses:

	As of December 31,
	2018	%	2017	%
	(in thousands of pesos, except percentages) (1)

Stage 1 (Retail)	67,711,127	85.11%	76,479,792	97.67%
Stage 1 (Wholesale)	101,397,582	95.55%	113,116,243	99.69%
	169,108,709	91.07%	189,596,035	98.86%

Stage 2 (Retail)	10,207,375	12.83%	744,200	0.95%
Stage 2 (Wholesale)	2,612,739	2.46%	105,453	0.09%
	12,820,114	6.90%	849,653	0.44%

Stage 3 (Retail)	1,641,773	2.06%	1,081,630	1.38%
Stage 3 (Wholesale)	2,111,710	1.99%	247,668	0.22%
	3,753,483	2.02%	1,329,298	0.70%

Total retail loans	79,560,275	100.00%	78,305,622	100.00%
Total wholesale loans	106,122,031	100.00%	113,469,364	100.00%
	185,682,306	100.00%	191,774,986	100.00%

(1)	Percentages for each category are of total consumer, commercial or total loans, as the context requires.

Non-performing and Restructured Loans

The following table analyzes at each of the dates indicated below our gross non-performing loan portfolio, and further breaks down the total into loans with preferred guarantees and those which are unsecured:

	As of December 31,
	2018	2017
	(in thousands of pesos)
Non-performing loans	3,753,483	1,334,734
Total	3,753,483	1,334,734

With preferred guarantees	36,745	121,746
Unsecured	3,716,738	1,212,988
Total	3,753,483	1,334,734

The table below sets forth non-performing loans by economic activity as of each of the dates indicated:

	As of December 31,
	2018		2017
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of pesos, except percentages)
Agricultural and livestock	45,284	1.21%	63,015	4.72%
Construction	19,140	0.51%	12,910	0.97%
Consumer	1,723,857	45.93%	1,125,462	84.32%
Electricity, oil, water and sanitary services	269	0.01%	1,524	0.11%
Financial sector	—	0.00%	1,474	0.12%
Mining products	61,213	1.63%	9,592	0.72%
Others	611,189	16.28%	1,223	0.10%
Other manufacturing	1,167,686	31.11%	58,089	4.35%
Services	6,901	0.18%	13,663	1.02%
Transport	32,024	0.86%	1,479	0.11%
Wholesale trade	85,920	2.28%	46,303	3.47%
Total	3,753,483	100.00%	1,334,734	100.00%

As of December 31, 2018, the majority of our loan portfolio, and non-performing and restructured loan portfolio, consisted of loans to Argentine borrowers. At that date, Ps.329.4 million, or 0.18% of our total loan portfolio, consisted of loans to foreign borrowers.

Gross interest income that would have been recorded on non-performing loans during the fiscal years ended December 31, 2018 and 2017 amounted to Ps.802.9 million and Ps.43.1 million, respectively.

Analysis of the Allowance for Loan Losses

The table below sets forth the activity in the allowance for loan losses for the fiscal years ended December 31, 2018 and 2017. In conformity with Central Bank requirements, we charge-off non-performing loans when we believe that recovery is unlikely and, in any event, no later than seven months after a loan has been classified as “irrecoverable” without preferred guarantees. We continue to try to collect all amounts past due, even if they have been charged-off, if we believe that the likelihood of collecting such amounts justifies the commitment of resources to do so.

	Year ended December 31,
	2018	2017 (1)
	(in thousands of pesos, except percentages)
Balance at the beginning of the year	2,767,041	1,317,015
Adoption IFRS 9	1,036,297	-
Subtotal	3,803,338	1,317,015

Provisions for loan losses	3,871,311	2,749,775
Charge-offs (2)	(2,805,207)	(1,299,749)
Balance at the end of year	4,869,442	2,767,041
Charge-off / average loans	1.51%	0.78%

(1)	In accordance with IAS 39

(2)	Charge-offs are not concentrated in any particular economic activity. The Ps.2,805.2 million charged-off in the fiscal year ended December 31, 2018, Ps.1,057.0 million or 37.68%, were related to corporate borrowers and Ps.1,748.2 million or 62.32%, were related to individual consumers. The variation between 2018 and 2017 was due to the increases in the doubtful loan portfolio. Of the Ps.1,299.7 million charged-off in the fiscal year ended December 31, 2017, Ps.57.9. million or 4.46%, were related to corporate borrowers and Ps.1,241.8 million or 95.54%, were related to individual consumers. Charge-offs include reversal and applications.

Allocation of the Allowance for Loan Losses

The following table allocates the allowance for loan losses and sets forth the percentage distribution by each category as of December 31, 2018 and 2017.

	As of December 31,
	2018		2017 (1)
	Total	%	Total	%
	(in thousands of pesos, except percentages)
Advances	333,332	6.85%	198,279	7.17%
Notes discounted and purchased	123,296	2.53%	231,187	8.36%
Secured with mortgages	28,864	0.59%	56,414	2.04%
Pledge loans	23,717	0.49%	184,175	6.66%
Consumers loans	2,692,465	55.29%	1,533,963	55.47%
Other	1,667,768	34.25%	563,023	20.30%
Total	4,869,442	100.00%	2,767,041	100.00%

(1)	In accordance with IAS 39

Composition of Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the fiscal years ended December 31, 2018 and 2017.

	Fiscal Year ended December 31,
	2018	2017
	(in thousands of pesos, except percentages)

Deposits in Domestic Bank Offices
Non interest-bearing liabilities
Checking accounts
Average
Pesos	30,417,316	36,963,608
Foreign currencies	16,601,221	19,801,262
Total	47,018,537	56,764,870

Interest-bearing liabilities
Saving Accounts
Average
Pesos	45,635,924	40,345,926
Foreign currencies	67,926,113	42,378,035
Total	113,562,037	82,723,961
Average real rate
Pesos	9.60%	2.20%
Foreign currencies	0.01%	0.01%
Total	3.86%	1.08%
Time Deposits
Average
Pesos	59,169,716	54,018,786
Foreign currencies	15,048,631	10,728,559
Total	74,218,347	64,747,345
Average real rate
Pesos	30.92%	18.63%
Foreign currencies	0.63%	0.34%
Total	24.78%	15.60%

Maturity of Deposits

The following table sets forth information regarding the maturity of our deposits at December 31, 2018.

	Maturing
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Checking accounts	28,574,950	28,574,950	-	-	-
Savings accounts	140,956,173	140,956,173	-	-	-
Time deposits	83,804,407	77,366,435	5,096,260	1,302,658	39,054
Other	6,173,531	6,173,531	-	-	-
Total	259,509,061	253,071,089	5,096,260	1,302,658	39,054

The following table sets forth information regarding the maturity of our certificates of deposit and other time deposits in denominations of US$100,000 or more at December 31, 2018.

	Maturing,
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Domestic	34,844,545	31,573,835	2,495,727	762,473	12,510
Total	34,844,545	31,573,835	2,495,727	762,473	12,510

Return on Equity and Assets

The following table presents certain selected financial information and ratios of BBVA Francés for the fiscal years indicated.

	Year ended December 31,
	2018	2017
	(in thousands of pesos, except percentages)
(Loss) profit for the year attributable to owners of the Bank	(1,489,732)	1,903,820
Average total assets (1)	340,162,771	302,179,660
Average stockholders’ equity attributable to owners of the Bank (1)	47,286,950	43,542,070
Stockholders’ equity attributable to owners of the Bank at the end of the fiscal year	45,512,029	49,061,871
Profit or loss for the year attributable to owners of the Bank as a percentage of:
Average total assets	(0.44)%	0.63%
Average stockholders’ equity attributable to owners of the Bank	(3.15)%	4.37%
Declared dividends (2)	2,407,000	1,306,954
Dividend payout ratio (3)	(161.57)%	68.25%
Average stockholders’ equity as a percentage of average total assets	13.90%	14.41%

(1)	Computed as the average of fiscal year-beginning and fiscal year-ending balances.

(2)	For the fiscal years ended December 31, 2018, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on April 24, 2019 were Ps.2,407 million (nominal value). See “Item 8. Financial Information—A. Financial Statements and other Financial Information—Dividends”).

(3)	Declared dividends stated as percentages of loss or profit for the year attributable to owners of the Bank. See “Item 8. Financial Information—Dividends”.

Short-Term Borrowings

Our short-term borrowings, which equaled or exceeded 30% of stockholders’ equity, totaled Ps.32.8 billion, Ps.12.5 billion and Ps.13.9 billion at December 31, 2018 and 2017, respectively. The table below shows those amounts at the end of each fiscal year and other related information.

	At December 31,
	2018		2017
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(in thousands of pesos, except percentages)

Total amount outstanding at the end of the reported period	36,489,314	5.3%	48,479,647	17.1%
Average during year (1)	28,481,686	6.8%	46,274,753	17.9%
Maximum month-end balance	36,489,314		54,663,202

(1)	Calculated as the average of balances at the end of each quarter during the relevant year.

F.	The Argentine Banking System and its Regulatory Framework

Argentine Banking System

On December 31, 2018, Argentina’s banking system consisted of 53 commercial banks, 13 of which were government-owned or government-related banks and 50 of which were Argentine private banks. The principal regulators of financial institutions in Argentina are the Central Bank, the Superintendence and, in the case of financial institutions that publicly offer their own securities in Argentina or otherwise engage in the offering or trading of third parties’ securities in Argentina, the CNV.

Private Sector Banks

According to information published by the Central Bank, on December 31, 2018, the largest Argentine private banks, in terms of total assets, were: Banco de Galicia y Buenos Aires S.A., Banco Santander Río S.A., BBVA Francés, Banco Macro S.A. and HSBC Bank Argentina. Some of these banks, including BBVA Francés, have one or more significant foreign investors. Argentine private banks accounted for 55.71% of total deposits and 61.33% of total gross loans in the Argentine financial sector as of December 31, 2018, of which the ten largest Argentine private banks accounted for 46.45% of total deposits and 51.03% of total gross loans in the Argentine financial sector. Foreign banks compete under the same regulatory conditions as Argentine banks.

Public Sector Banks

The principal state-owned banks are Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires and Banco de la Ciudad de Buenos Aires. As of December 31, 2018, based on the available data of the Central Bank, these three institutions accounted for 38.14% of total deposits and 29.26% of total gross loans in the Argentine financial sector.

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

▪	Functions and powers of the Central Bank:

-	Purpose of the Central Bank. Prior to Law No. 26,739 according to the Charter, the “primary and fundamental purpose” of the Central Bank was to “preserve the value of the currency”. Following Law No. 26,739, the Central Bank has multiple purposes, including “promoting currency stability, financial stability, employment and economic development with social equity”.

-	Relationship of the Central Bank with the executive branch and Congress. Under the Charter, the Central Bank remains a “self-governed entity” and (i) in the exercise of its powers and faculties, the Central Bank shall not be subject to the instructions of the executive branch, and (ii) the Central Bank may not enter into any obligation that implies a restriction or a delegation of its powers, without Congress’ express authorization. However, the Charter provides that the Central Bank’s purpose must be fulfilled “within the framework of the policies set by the federal government”.

-	Obligations and powers of the Central Bank related to economic information. The amendments to the Charter limited the ability of the Central Bank to supply economic information. In particular, (i) the requirement to report the expected rate of inflation for each year; (ii) the publication of statistics regarding the balances of payment and the national accounts of the Republic and (iii) the requirement that the entity’s financial statements reflect the amount and composition of the reserves and of the monetary base were removed from the Charter.

-	Functions and powers of the Central Bank. New powers were vested in the Central Bank, including: (i) to regulate the amount of money and the interest rates, and direct credit policies; (ii) to regulate payment systems, liquidating and clearing houses, fund remittance entities, and transportation of valuables and (iii) to protect the rights of consumers of financial services and fair competition within the financial sector.

-	Powers of the Central Bank’s president. The amendments strengthened the powers of the president of the Central Bank’s board of directors. In this respect, (i) the Superintendence is now under the president’s supervision; (ii) the president was empowered to operate directly in the currency and foreign exchange markets (formerly, these powers were vested in the Central Bank’s board of directors) and (iii) the president’s powers in emergency situations were increased.

-	Powers of the Central Bank’s board of directors. New regulatory powers were expressly conferred to the board, such as: (i) to establish the information and accounting regime for the entities subject to the Central Bank’s supervision; (ii) to regulate credit conditions and policies; (iii) to enact rules that preserve competition in the financial markets and (iv) to regulate the capture (through negotiable instruments or otherwise) of foreign currency funds by financial institutions.

▪	Financing of the federal government:

-	Temporary Advances. The amendment of the Charter significantly increased the Central Bank’s ability to grant temporary advances to the federal government. See “—Central Bank” above.

-	Powers of the Central Bank’s board of directors. See “—Central Bank—Functions and powers of the Central Bank” above.

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

Acquisition of Shares of Financial Entities

Central Bank regulations require the approval of the Central Bank as a condition to the consummation of an acquisition of shares of a financial entity if such acquisition is likely to modify the control or the structure of the shareholders’ groups controlling a financial entity ("Significant Acquisitions"). In addition, any acquisition, other than a Significant Acquisition, in a public offering of 2% or more of the capital stock of a financial entity, such entity must report the identity, nationality and domicile of each purchaser to the Central Bank.

Legal Reserve

The Central Bank requires that financial institutions allocate on an annual basis a certain percentage of their net income in accordance with BCRA rules to a legal reserve. Such percentage is currently set at 20%. This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all unappropriated retained earnings and other reserves. Financial institutions may not pay dividends if the legal reserve has been impaired. However when the legal reserve is used to absorb losses, no profits may be distributed until such losses are fully refunded. If the legal reserve balance before any loss absorption exceeds 20% of the capital stock plus a capital adjustment, profits may be distributed once the latter value (capital stock plus the capital adjustment) is reached.

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

The minimum cash requirement is reduced according to the participation of the financing in pesos granted to MiPyMEs in the total financing in pesos for the non-financial private sector, as indicated in the table below:

Participation of the financing to MiPyMEs in the total financing granted by the entity to the non-financial private sector. In %	Deduction (on the total of items included in pesos). In %
Less than 4	0.00
Between 4 and less than 6	0.75
Between 6 and less than 8	1.00
Between 8 and less than 10	1.25
Between 10 and less than 12	1.50
Between 12 and less than 14	1.75
Between 14 and less than 16	2.00
Between 16 and less than 18	2.20
Between 18 and less than 20	2.40
Between 20 and less than 22	2.60
Between 22 and less than 24	2.80
Between 24 and less than 26	3.00
Between 26 and less than 28	3.20
Between 28 and less than 30	3.40
30 or more	3.60

Depending on the granting of loans under the program “AHORA 12” the minimum cash requirement in pesos was reduced again in July 2018 in an amount equivalent to 20% of the sum of financings in pesos and a similar percentage was reduced in January 2017 for the consumptions made with credit cards since December 2016 through the program “AHORA 18” and in May 2017 for the consumptions made with credit cards since April 2017 through the program “AHORA 3” and “AHORA 6”.

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

The following schedule indicates the minimum cash requirements for each type of account as of January of 2019. In the case of transactions in pesos, the minimum cash requirements will depend on the category assigned to the location of the operating office where the deposit was made:

Type of Account
	January 2019
	I	II to VI
Current accounts and demand accounts open in Credit Unions	45%	20%
Other demand deposits, basic account and universal free account
In pesos	45%	20%
In foreign currency	25%	25%
Unused balances from current account advances effected	45%	20%
Current accounts of financial institutions	100%	100%
Fixed-term deposits, bonds for acceptances (including liabilities for the sale or assignment of credits to subjects other than financial institutions), reverse repurchases, bonds and stock-exchange reverse swaps, investments at constant term, with advanced cancellation or renewal option:
In pesos
Up to 29 days	35%	14%
From 30 to 59 days	25%	10%
From 60 to 89 days	7%	5%
More than 90 days	0%	0%
In foreign currency
Up to 29 days	23%	23%
From 30 to 59 days	17%	17%
From 60 to 89 days	11%	11%
From 90 to 179 days	5%	5%
From 180 to 365 days	2%	2%
More than 365 days	0%	0%
Debt securities (including corporate bonds)
a) Debt issued, including those from restructured bonds, as per their residual term:
In pesos
Up to 29 days	35%	14%
From 30 to 59 days	25%	10%
From 60 to 89 days	7%	5%
More than 90 days	0%	0%
In foreign currency
Up to 29 days	23%	23%
From 30 to 59	17%	17%
From 60 to 89 days	11%	11%
From 90 to 179 days	5%	5%
From 180 to 365 days	2%	2%
More than 365 days	0%	0%
Bonds with the Trust Fund for Assistance to Financial and Insurance Institutions	0%	0%
Demand and term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances
In pesos	32%	13%
In foreign currency	15%	15%
Special deposits related to funds revenues from abroad – Decree No. 616/05	100%	100%
Deposits and other demand obligations in pesos, whose return exceeds 15% BADLAR rate of private financial institutions’ average	—	—
Term investments instrumented by nominative non-transferable certificates in pesos corresponding to public sector security holders, entitled to exercise the prepayment option within a term not greater than 30 days after constitution thereof	35%	14%
Deposits and term investments of “UVA” and “UVI” - including savings accounts in “UVA” and “UVI”
Up to 29 days	7%	7%
From 30 to 59	5%	5%
From 60 to 89 days	3%	3%
More than 90 days	0%	0%
Labor Closure Fund for Workers of the Construction Industry in “UVA”	7%	7%
Deposits and term investments that are constituted on behalf of minors by funds received gratuitously	0%	0%

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

(7)	Financing to clients from the commercial portfolio and of a commercial nature who receive treatment for their consumption or housing credits –under the provisions of the “Debtors’ Classification” regulations–destined for the importation of capital goods (“BK” according to the Common Nomenclature for the MERCOSUR attached as Annex I to Decree No. 690/02 and other complementary provisions) which will result in an increase in the production of goods destined for domestic consumption.

(8)	Debt securities or certificates of participation in financial trusts in foreign currency -including other collection rights specifically acknowledged in the trust agreement to be constituted within the framework of loans established by multilateral credit institutions of which Argentina is a party whose assets under management are loans originated by financial institutions under the terms described in (1) through (3) and the first paragraph of (4) above or documents denominated in foreign currency, bought by the trustee for the purpose of financing transactions on the terms and conditions mentioned in the above points above.

(9)	Financing transactions for purposes other than mentioned in (1) to (3) and the first paragraph of (4) above, included in the credit program “IDB Loan No. 1192/OC-AR”, without exceeding 10% of the lending capacity.

(10)	Underfinancing loans (any interfinancing loans granted with such resources must be identified).

(11)	Notes and bills issued by the Central Bank denominated in U.S. dollars.

(12)	Direct investments abroad by companies residing in the Republic, whose purpose is to develop production activities of non-financial goods and/or services, be they through contributions and/or purchases of participations in companies, as far as they are incorporated in countries or territories considered as cooperators regarding tax transparency in terms of article 1 of Decree No. 589/13, as amended.

(13)	Financing of investment projects, including their working capital, which permit increasing production in the power sector, and having firm sales agreements and/or full sureties or guaranties in foreign currency.

(14)	Primary subscription of debt instruments in foreign currency of the national treasury, up to an amount equivalent to one third the total amount of applications made according to this article.

(15)	Financings of investment projects for bovine cattle, including their working capital, without exceeding 5% of the entity’s deposits in foreign currency.

(16)	Financing of investment projects for bovine livestock, including working capital, without exceeding 5% of the entity’s foreign currency deposits.

(17)	Financing to foreign importers for the acquisition of goods and/or services produced in the Republic, either directly or through lines of credit to foreign banks.

(18)	Financing to residents guaranteed by stand-by letters of credit issued by foreign banks that comply with the provisions of section 3.1. of the rules on “Credit assessments”, requiring to this effect an international rating of investment grade risk, insofar as such letters of credit are unrestricted and the accreditation of the funds is carried out immediately at the simple request of the beneficiary entity.

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

Limitations on Types of Business

Argentine commercial banks may conduct all activities and operations that are not specifically prohibited by law or by regulations of the Central Bank. Banks are permitted, among other things, to:

▪	make loans in pesos and foreign currency;

▪	receive deposits in pesos and foreign currency;

▪	issue guarantees;

▪	underwrite, place and broker equity and debt securities in the over-the-counter market, subject to the prior approval of the CNV;

▪	conduct transactions in foreign currency;

▪	act as fiduciary; and

▪	issue credit cards.

According to the Financial Institutions Law, banks in Argentina are prohibited from investing in commercial, industrial or agricultural entities, or other entities without the express authorization of the Central Bank. The Central Bank may then impose conditions and limits to guarantee the safety and soundness of the financial institutions.

These limitations include:

▪	the prohibition of a bank from pledging its shares;

▪	restriction on incurring any liens upon its properties without prior approval from the Central Bank; and

▪	limitations on transactions with directors or officers, including any company or person related to such directors or officers, on terms more favorable than those normally provided to clients. See “—Lending and Investment Limits—Related Persons” below in this section.

Notwithstanding the foregoing, banks may own shares in other financial institutions with the prior approval of the Central Bank and in public service companies if necessary to obtain public services.

Capital Adequacy Requirements

Basel Accord

In July 1988, the Basel Committee on Banking Regulations and Supervisory Practices (the “Basel Committee” or “BCBS”), which includes the supervisory authorities of twelve major industrial countries, adopted an international framework (the "Basel Accord") for capital measurement and capital standards of banking institutions (known as Basel I).

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

Had the Basel Accord been applied to us at December 31, 2018, our total capital would have been 1.67 times the minimum required.

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

c)	Allowances for loan losses from the portfolio of debtors classified as in “normal” situation which do not exceed 1.25% of the credit-risk-weighted assets; and

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

Minimum capital must be, at least, the greater of:

▪	Minimum basic capital; and

▪	The sum of minimum capital required for credit risk, market risk and operational risk.

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

(i)	financial and service income less financial and service charges; and

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

By Communication “A” 5827, the BCRA established that financial institutions must maintain the following as of that date:

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

The following table presents, at December 31, 2018, both the calculation of our ratio of capital to risk-weighted assets computed under the Basel Accord and our capital under the minimum capital rules of the Central Bank.

December 31, 2018
(in millions of pesos, except percentages)
Basel Accord
Total capital	38,031.2
Risk-weighted assets	342,499.9
Ratio of total capital to risk-weighted assets (1)	11.1%
Required capital	27,400.0
Excess capital	10,631.2

Central Bank’s Rules (2)
Total capital	36,478.8
Risk-weighted assets	265,801.5
Ratio of total capital to risk-weighted assets (3)	13.7%
Required capital	21,791.4
Excess capital	14,687.4

(1)	Under the risk-based capital requirements of the Basel Accord, the Bank would be required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.

(2)	Calculated on a consolidated basis in accordance with Central Bank requirements.

(3)	Under the risk-based capital requirements of the Central Bank, we are required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.

Liquidity Coverage Ratio (LCR)

By Communication “A” 5693, the BCRA ordered the application of the Liquidity Coverage Ratio, or "LCR", which took effect as of January 30, 2015.

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

C (“Calificación” (Spanish for “rating”)). The rating agencies play a significant role in banking supervision. The ratings serve to bring attention to the available guarantees and inform the less-specialized investors about the risk involved in the different securities. The investor’s information universe is thus expanded and this increases the efficiency of the information process. It would be economically inefficient for the smaller investors to conduct their own collection and analysis of information for each alternative present in the marketplace. This is the reason that justifies the existence of the rating agencies which appear in the marketplace to fulfil such role. The Central Bank established a system that requires that a credit evaluation be regularly performed by internationally recognized rating agencies.

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

Through Communication "A" 6237 dated May 4, 2017, the Central Bank provided that financial entities may freely determine the level and use of their general foreign exchange position. Thus, financial entities are enabled to manage their foreign currency positions, both in terms of the composition of their assets, and the possibility of entering and withdrawing their holdings of the Republic, with its consequent impact on reserves.

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

Such fixed assets and other items include the following:

▪	shares of local companies;

▪	various credits (including the net balance favorable to the given entity corresponding to the tax on minimum presumed income or “TOMPI”);

▪	property for own use;

▪	various other property items;

▪	debt securities or financial trust participation certificates whose underlying assets are the above-mentioned loans, computed in their respective proportion; and

▪	financing transactions for related clients.

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
CAMEL 4 or 5

To each foreign related bank subject to consolidation and parent company:

- With “Investment Grade” classification

- Without “Investment Grade” classification:

Financing without computable warranty

Financing with/without computable warranty

10% 5% 10%
	To each foreign related bank not subject to consolidation: - With “Investment Grade” classification - Without “Investment Grade” classification	10% 5%
	To each foreign related bank that does not meet any of the above conditions	0%

3.	Local complementary services companies

Lender entity	Borrowing entity	General	Additional
			Tranche I	Tranche II	Tranche III
CAMEL 1	Stock exchange agent or other broker, leasing, factoring or temporary acquisition of participation in companies to sell the holdings afterwards (**)	100%	—	—	—
	Debit/credit card issuers (**)	100%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	Not meet any of the above conditions	10%	—	—	—
CAMEL 2	Stock exchange agent or other broker, leasing, factoring or temporary acquisition of participation in companies to sell the holdings afterwards (**)	10%	—	—	90%
	Debit/credit card issuers (**)	20%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	55% for financing transactions for an agreed initial term of up to 180 days.
	Not meet any of the above conditions	10%	—	—	—
CAMEL 3	Debit/credit card issuers (**)	10%	20% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	20% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—
	Not meet any of the above conditions	10%	—	—	—
CAMEL 4 or 5	Complementary services companies (**)	10%	—	—	—
	Not meet any of the above conditions	0%	—	—	—

(**)Subject to consolidation with the lender.

4.	Foreign complementary services companies

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each complementary services related companies: - Financing without computable warranty - Financing with/without computable warranty	5% 10%
CAMEL 4 or 5	To each complementary services companies subject to consolidation with the lender: - Financing without computable warranty - Financing with/without computable warranty	5% 10%
	To each complementary services related companies that do not meet any of the above conditions	0%

5.	Other clients related by controlling relationship

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each related borrower: - Financing without computable warranty - Financing with/without computable warranty	5% 10%
CAMEL 4 or 5	- To each related company (only equity investment) (***) - To each related borrower that does not meet any of the above conditions	5% 0%

(***)Admitted activity under Section 3 of the rules on “Complementary services of the financial activity and permitted activities”.

-	By personal relationship

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 a 3	To each related borrower	5%
CAMEL 4 or 5	- To each related person to use exclusively for personal or family purposes - To each related borrower that does not meet any of the above conditions	Ps.50,000 0%

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

At December 31, 2018, the aggregate of computable loans, other extensions of credit and equity investments by BBVA Francés on a consolidated basis to related persons totaled Ps.2,215.2 million, or 6.54% of BBVA Francés’ RPC.

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

The Central Bank may also apply the provisions applicable to non-financial private sector corporations to state-owned companies that are not governed by Law No. 20,705, provided that such state-owned companies not governed by Law No. 20,705 comply with the following requirements:

▪	their creation must have been ordered by a national law or decree by the federal executive;

▪	they must create a limited liability company according to the rules of Chapter II, Sections V and VI of the Business Companies Law No. 19,550;

▪	the public state must hold a majority interest, direct or indirect;

▪	they must be the purpose of developing of activities for oil reserves, its transportation, distribution, commercialization and industrialization or the generation and/or sale of electric energy; and

▪	they must be subject to internal and external control by the national public sector in terms of the Financial Administration Law and the National Public Sector’s Control System Law No. 24,156.

Consequently, those corporations receiving the treatment set forth in this resolution are exempted from the application of the provisions regarding financial assistance to the owners of entities in the non-financial public sector.

All financing granted to the above entities may not exceed the following limits with respect to the entity’s RPC as at the last day of the preceding month:

▪	for transactions in the national public sector: 50%, which includes loans granted to governments from other jurisdictions guaranteed by their participation in the federal tax collection system;

▪	for all transactions granted to each provincial jurisdiction and the City of Buenos Aires (excluding those comprised in the previous paragraph which must be guaranteed by the collection of local taxes or by pledge or implemented under leasing agreements): 10%. This limit includes financing operations granted to municipal governments in the respective jurisdiction and guaranteed by their participation in the collection of provincial taxes;

▪	for all transactions with each municipal jurisdiction, which must be guaranteed by the collection of local taxes or by pledge, or implemented under leasing agreements: 3%;

▪	the limits mentioned above may be increased by 15 percentage points, provided that the increases are applied to a specific purpose; and

▪	for all transactions referred to in the first three points above: 75%.

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

The amount of non-exempted credit to and equity stakes in a single client, whether related to us or not, of a given bank which individually exceeds 10% of that bank’s RPC may not exceed, in the aggregate, three or five times the bank's RPC, excluding loans in domestic financial institutions and including equity stakes in domestic financial institutions. This last limitation does not take into account guaranteed loans received in exchange for national public debt securities implemented through guaranteed loans.

Loan Loss Allowances

The loan loss allowances presented in our Consolidated Financial Statements included in this Form 20-F are prepared under IFRS-IASB (see Note 5.4.b) and c) to the Consolidated Financial Statements), which differs from the statutory consolidated annual financial statements for the fiscal year ended December 31, 2018 that the Bank prepared to comply with the requirements of the Central Bank. Communication “A” 6430 of the BCRA requires the application of Section 5.5 Impairment of the IFRS 9 for fiscal years beginning on or after January 1, 2020. The below describes the treatment of loan loss allowances pursuant to BCRA-GAAP as they are applicable to our statutory financial statements and the regulatory framework of the Argentine banking system.

Classification System According to Central Bank Regulations

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

1.	The guidelines vary depending on whether commercial loans are involved, or consumer and housing loans. Commercial loans of:

a)	Up to Ps.2,500,000(1) for clients who qualify as micro-credit institutions.

(1)	20% of the reference amount established in point 3.7. of the BCRA’s “Classification of Debtors” rules.

b)	Up to Ps.19,800,000(2) for all other activities.

(2)	40% of the reference amount established in point 3.7. of the BCRA’s “Classification of Debtors” rules.

may be considered, for classification purposes, as consumer loans at the bank's discretion, and treated as such. The Bank has used that option.

2.	Debtors and all their loans are included in one of six categories or situations of decreasing credit quality:

Commercial Loans		Consumer or Housing Loans		Arrears

1.	Normal (1)			up to 31 days
2.	Special Tracking (2)	2.	Low risk	up to 90 days
3.	Substandard	3.	Medium risk	up to 180 days
4.	High Insolvency Risk (3)	4.	High risk	up to 1 year
5.	Irrecoverable (4)			more than a year
6.	Irrecoverable for Technical Decision (5)

(1)	In the case of consumer or housing loans, current account overdrafts are considered to be performing until 61 days have elapsed from the date granted.

(2)	Commercial loans in category 2 are divided into loans:

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

An evaluation of the payment capacity based on the borrower’s income is not mandatory as long as other specific evaluation methods are used or the borrower’s loans are for minimal amounts as determined by the BCRA.

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

Furthermore, pursuant to article 53 of the Financial Institutions Law, as amended, Central Bank credits will have absolute priority over the other credits, except for pledged or mortgaged credits, certain labor credits, the depositors’ credits as per art. 49, paragraph e), points i) and ii), credits granted under Article 17, paragraphs (b), (c) and (f) of the Central Bank’s Charter (including discount granted by financial institutions due to temporary lack of liquidity, advances in favor of financial institutions with security interest, assignment of rights, pledge or special assignment of certain assets) and credits granted by the fund Fondo de Liquidez Bancaria backed by pledge or mortgage.

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

Since 1990, the Buenos Aires Stock Exchange (BCBA) (now the BYMA) has authorized brokerage firms or houses organized as sole purpose corporations to operate as securities brokers on the BYMA. Commercial banks may freely own a securities brokerage company, as there are no current restrictions on ownership, and most of the principal commercial banks operating in Argentina have already established their own securities brokerage company. An agreement between the BYMA and representatives of the MAE dealers provides that trading in shares and other equity securities will be conducted exclusively on the BYMA and that all debt securities listed on BYMA may also be traded on the MAE. Trading in Argentine government securities, which are not covered by the agreement, is conducted mainly on the MAE. The agreement does not extend to other Argentine exchanges.

Commercial banks may operate as both managers and custodians of Argentine investment funds; provided, however, that a bank may not act simultaneously as manager and custodian for the same fund.

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

Additionally, as mentioned, each financial institution must appoint a member of the Board of Directors as the person responsible for money laundering prevention, in charge of centralizing any information the Central Bank may require on its own initiative or at the request of any competent authority and reporting any suspicious transactions to the UIF. Notwithstanding the officer’s role as a liaison with the UIF, all board members have personal, joint, several and unlimited responsibility for the entity’s compliance with its reporting duties with the UIF. In addition, this officer will be responsible for the implementation, tracking and control of internal procedures to ensure compliance with the regulations in financial institutions and its subsidiaries.

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

Such law provided for the creation of the company “Seguros de Depósitos S.A.” (“SEDESA”) for purposes of managing the Deposit Guarantee Fund (the “DGF”), whose shareholders, in accordance with the changes introduced by Decree No. 1292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in such proportion as may be determined for each by the BCRA according to their contributions to the Deposit Guarantee Fund. This guarantee system does not include:

▪	transferable certificates of deposit whose ownership has been acquired by way of endorsement;

▪	demand deposits for which the interest rate is higher than the benchmark interest rate and deposits and term investments that exceed 1.3 times that rate. They will also be excluded when those interest rate limits are distorted by incentives or additional remuneration;

▪	deposits made by other financial institutions, including certificates of deposit acquired by secondary trading;

▪	deposits made by persons directly or indirectly related to the financial institution;

▪	certificates of deposit of securities, acceptances or guarantees; or

▪	fixed amounts from deposits and other excluded transactions.

We held a 10.038% equity interest in Seguros de Depósitos Sociedad Anónima as of December 31, 2018.

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

The BCRA issued, on February 28, 2019, Communication “A” 6654 whereby it ordered the increase of the guarantee from Ps.450,000 to Ps.1,000,000 with effect from March 1, 2019.

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

Disclosure of Iranian Activities Pursuant to Section 13(r) of the Exchange Act

The Company discloses the following information pursuant to Section 13(r) of the Exchange Act, which requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with natural persons or entities designated by the U.S. government under specified executive orders, including activities not prohibited by U.S. law and conducted outside the United States by non-U.S. affiliates in compliance with local law. In order to comply with this requirement, the Company has requested relevant information from its affiliates globally.

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

Legacy contractual obligations related to counter indemnities. Before 2007, the BBVA Group issued certain counter indemnities to its non-Iranian customers in Europe for various business activities relating to Iran in support of guarantees provided by Bank Melli, one of which remained outstanding and was executed on October 16, 2018, triggering a payment of €21,427.96 (equivalent to US$24,798.5).

Iranian embassy-related activity. The BBVA Group maintains bank accounts in Spain for one employee of the Iranian embassy in Spain. This employee is a Spanish citizen. Estimated gross revenues for the year ended December 31, 2018, from embassy-related activity, which include fees and/or commissions, totaled €1,899.33. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure.

G. Cybersecurity and Fraud Management

The Corporate Security & Engineering Risk (CS&ER) Operations team of the BBVA Group handles the main operational cybersecurity policies and measures regarding the BBVA Group’s global infrastructures, digital channels and payments methods, including those of the Bank, with a holistic and threat intelligence-led approach.

The Global Computer Emergency Response Team (CERT) is the BBVA Group’s first line of detection and response to cyberattacks aimed to global users and the BBVA Group’s infrastructures, combining information on cyber threats from its Threat Intelligence unit. The Global CERT, which is based in Madrid, is made up of approximately 100 people and provides services in all countries where the BBVA Group operates, including Argentina. The BBVA Group is currently in the process of harmonizing the catalogue of services that the Global CERT provides to the subsidiaries of BBVA worldwide and expects to complete such process by the end of 2019. The Global CERT operates 24 hours a day and seven days a week, with operation lines dedicated to fraud and cybersecurity.

During 2018, the BBVA Group detected an increase in cyberattack attempts across the entire BBVA Group, especially phishing attacks, none of which were considered to be material. As cyberattacks evolve and become more sophisticated, the BBVA Group has had to strengthen its prevention and monitorization efforts. As part of such efforts, the BBVA Group routinely reviews, reinforces and tests its security processes and procedures through simulation exercises in the areas of physical security and digital security. The outcome of such exercise is a fundamental part of a feedback process designed to improve the BBVA Group’s cybersecurity strategies. In this context, during 2018 BBVA Francés expanded the use of chip cards and, relatedly, renewed and expanded the ATM network to be compatible with such technology. In addition, biometric data readers were added, such as signature pads in branches, with an aim to strengthen commercial channels and reduce fraud. The Bank continued to optimize management processes and forensic analysis of detected alerts and fraud events, in order to accelerate the Bank’s response to such incidents. Likewise, the Bank has focused on training and raising awareness regarding matters of security and fraud prevention for the internal staff of BBVA Francés and for the Bank’s clients. Pursuant to the Bank’s Comprehensive Awareness Plan 2018, the Bank is implementing new specific automation tools that are expected to be launched during 2019, including optimizing notification channels, sending support material and evaluating results.

The BBVA Group also tests its continuity plans in order to improve disaster recovery in instances where an incident or vulnerability threatens the continuity of one or several critical processes, services or platforms.

Other lines of action also include the adequate training of BBVA’s board members in the area of security and incident management. Each year the BBVA Group carries out simulation exercises in order to raise the level of awareness and preparedness of certain key personnel.

Cybersecurity efforts are frequently undertaken in close coordination with fraud prevention efforts and there are considerable interactions and synergies between the relevant teams. As part of efforts to monitor fraud evolution and to actively support the deployment of adequate anti-fraud policies and measures, the BBVA Group has a Corporate Fraud Committee that oversees the evolution of all external and internal fraud types in all countries where the BBVA Group operates. Its functions include: (i) actively monitoring fraud risks and mitigation plans; (ii) evaluating the impact thereof on the BBVA Group’s business and customers; (iii) monitoring relevant fraud facts, events and trends; (iv) monitoring accrued fraud cases and losses; (v) carrying out internal and external benchmarking; and (vi) monitoring relevant fraud incidents in the financial industry.

The Corporate Fraud Committee of the BBVA Group is chaired by the Global Head of Engineering. The composition of this committee is quite broad and includes representatives from various units (in particular, Global Risk Management - Retail Credit, Global Risk Management - Non-Financial Risk, Finance & Accounting, Internal Audit, Corporate Security, Client Solutions – Payments, Country Monitoring and Engineering Deployment). The Corporate Fraud Committee is convened three times per year.

The BBVA Group maintains cybersecurity and fraud insurance policies in respect of each of its subsidiaries, including the Bank. These insurance policies are subject to certain loss limits, deductions and exclusions and we can provide no assurance that all losses related to a cybersecurity or fraud incident will be covered under our policies.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Economic conditions

2018

During 2018 economic activity measured by GDP fell 2.5% compared to 2017. In the first half of the year the deterioration in economic activity was mainly related to the effects of the drought. However, in the second half of the year the deterioration of domestic financial conditions worsened the economic recession, mainly affecting the levels of consumption and investment.

With respect to the labor market, in 2018 there was an increase in the unemployment rate to around 9.2% compared to 8.4% in 2017.

The national CPI increased by 47.6% in 2018, reflecting an acceleration of inflation compared to 24.8% in 2017, as a result of the foreign exchange and financial crisis during the year.

The domestic public sector recorded a primary deficit of Ps.338,987 million, accounting for approximately 2.3% of GDP. As a consequence, the annual fiscal goal of 2.7% was exceeded based on the commitment for the year in the agreement with the IMF. This result reflects a 16.1% decrease compared to the deficit in the previous year.

The trade deficit in 2018 was US$3.8 billion, a reduction compared to the deficit of US$8.5 billion in the previous year.

2017

According to data in 2017, economic activity, measured in terms of GDP, increased 2.7% year-on-year.

According to INDEC figures published in 2017, the unemployment rate was 8.4%, compared to 8.5% one year prior.

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

Effects of Recent Regulatory Changes on BBVA Francés

Since the Macri Administration took office, a set of regulations in place since 2012 were removed or modified. The main regulations introduced in recent years are summarized below.

Regulations regarding capital requirements and dividend distribution

In January 2012 the BCRA increased the capital requirements related to operational risk for financial institutions operating in Argentina and introduced an additional buffer requirement equivalent to 75% of the total capital requirement solely for the purpose of distributing profits. Consequently, the Bank did not pay dividends for fiscal years 2011 and 2012. Then, in compliance with applicable regulations, the Bank paid a cash dividend in the amount of Ps.28.8 million for fiscal year 2013 and Ps.400 million for 2014 based in BCRA-GAAP.

In January 2015 the BCRA classified BBVA Francés for all purposes as a Domestic Systemically Important Bank (“D-SIB”). A new capital requirement of 1% of risk-weighted assets was required for D-SIBs to be implemented gradually from 2016 to 2019. Such requirement, however, is immediately effective for purposes of profit distributions, which means that D-SIBs are not allowed to distribute dividends until they meet such requirement and the BCRA approves such distribution. These regulations were removed by the end of 2015, and the cash dividend paid by the Bank for the fiscal year 2015 was Ps.900 million.

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

On June 9, 2016, the BCRA removed the additional buffer for financial institutions (equivalent to 75% of the total capital requirement) to pay dividends but it established an additional conservation buffer of 2.5% of risk-weighted assets, and an additional 1% buffer for D-SIBs.

It also modified the requirements to request authorization for the distribution of dividends, establishing that financial institutions that have a capital ratio 1% above the regulatory requirements considering the conservation buffer and systemic buffer (1% buffer for D-SIBs ) are not required to ask for Central Bank authorization to pay it. The Bank paid a cash dividend for fiscal year 2016 of Ps.911 million, and for fiscal year 2017 of Ps.970 million.

Based on the Bank’s results of operations under IFRS-BCRA for fiscal year 2018, the Board of Directors proposed a cash dividend payment to the shareholders in the amount of Ps.2,407 million.

Regulations regarding credits for productive investment projects

In 2012, the BCRA established that certain financial institutions should allocate a minimum portion of their total deposits to finance investment projects. This requirement has been renewed every six months since then.

In 2016, the BCRA amended the requirements, moving from a “disbursed amounts” system to a “six monthly average of daily amounts” system and established for the first semester of 2016 a quota equivalent to 14% of the private deposits stock, calculated according to the monthly average of daily amounts of November 2015 and imposed a fixed annual interest rate of 22%. The minimum amount to be allocated to investment projects for the first semester of 2016 was Ps.7,904.5 million (or Ps.9,942.1 million including carryover amounts of previous periods and adjustments per geographical zones and small and medium-sized company sizes).

In May 2016, the BCRA extended this requirement for the second half of 2016, increasing the quota from 14% to 15.5% of private deposits stock, calculated according to the monthly average of daily amounts of May 2016. The fixed annual interest rate remained at 22% until October 2016 and declined to 17% thereafter. The minimum amount to be allocated to investment projects for the second half of 2016 was Ps.9,559.8 million (or Ps.12,088 million including carryover amounts of previous periods and adjustments per geographical zones and small and medium-sized company sizes).

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

On June 23, 2017, the BCRA issued communication “A” 6259, which renews the quotas for “credit line for production financing and financial inclusion” under the same framework as during the first half of that year. Thus, financial entities must maintain, since July 1, 2017, a financing balance equal to at least 18% of the non-financial private sector deposits in pesos, calculated as a function of the monthly average of daily balances of May 2017.

On November 3, 2017 the BCRA determined that the credit lines for production financing and financial inclusion would be applied until December 2018. The quota for 2018 is a percentage of the monthly average of non-financial private sector deposits in pesos in November, 2017, according to the following schedule: 16.5% for January 2018, decreasing 1.5 percentage points monthly until reaching 0% in December 2018.

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

On July 22, 2016 the BCRA through Communication “A” 6022 mandated the creation of special accounts in order to implement the Tax Amnesty Regime (Law No. 27,260). Since this regulation generated a significant inflow of U.S. dollars, the BCRA through Communication “A” 6128 increased in December 2016 the maximum limit for the net foreign currency balances to 25% of total capital and eliminated some exemptions included in the previous regulation to estimate the net global position in foreign currency. Finally, through Communication “A” 6233, dated on April 25, 2017, the BCRA increased the maximum limit for net foreign currency balances to 30% of total capital. On May 7, 2018 the BCRA set the maximum limit for the net foreign currency balances at 10% of total capital. On June 21, 2018, the BCRA reduced the maximum limit for net foreign currency balances to 5% of total capital.

As of December 31, 2018 the Bank’s U.S. dollar-denominated deposits totaled Ps.112,294 million (equivalent to US$2,970.1 million using a 37.81 Ps/US$ exchange rate as of such date), representing 42.4% of the Bank’s total deposits as of such date.

The BCRA reference exchange rate was Ps.37.81 per U.S. dollar on December 31, 2018, increasing by 101.4% from December 31, 2017.

Regulations regarding interest rates

On January 6, 2017, through Communication “A” 6148, the Central Bank abolished a prior communication which prohibited financial institutions from paying interest on checking accounts, special checking accounts for legal entities and time accounts opened in cooperative credit accounts. Financial institutions are now permitted to pay customers interest on their checking account deposits. This voluntary measure generates competition among financial institutions for these funding sources. Furthermore, financial institutions may also pay other types of remuneration in addition to or instead of interest, as long as such remuneration is established in the relevant account agreement. In addition, the Central Bank eliminated the minimum cash requirement on investment fund deposits.

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

From June 2018, BCRA instrumented a continuous process of increases in minimum reserve requirements, with the last on September 28, 2018, through Communication “A” 6575. Through this process reserves for sight accounts increased from 20% to 44%, and reserves for short term time deposits increased from 14% to 38%.

BCRA also allowed banks to comply in part with these requirements with BOTE 2020 and with Leliq, a 7-day instrument bill in which only banks can invest, for 5% and 13%, respectively, of sight deposits and short term time deposits. The remaining reserve requirements must be met in the account banks have in the Central Bank, which pay no interest rate.

In January 2018, new rules on the Net Stable Funding Ratio (NSFR) became effective, pursuant to which the Central Bank aims to promote resilience over a longer time horizon by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. BBVA Francés has implemented this metric and, given the quality of its assets and its liquidity management, it exceeds the Basel liquidity requirements.

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

Moreover, through a private agreement between the chambers of commerce, banks and acquiring companies, fees on credit and debit cards were voluntarily reduced beginning on April 1, 2017. The fee for credit cards was reduced from 3% to 2.5% for 2017 and further reduced to 2.35% for 2018, and will further decrease each year to 2.15% for 2019, 2% for 2020, and 1.8% for 2021. Fees on debit card transactions were reduced from 1.5% to 1.2% for 2017, and then they decreased to 1.1% for 2018, 1.0% for 2019 and are scheduled to decrease to 0.9% for 2020, reaching 0.8% for 2021. Simultaneously, the BCRA, through its Communication “A” 6212, established, as of April 1, a cap at the interchange fee of 2% and 1% for credit and debit cards, respectively, with a gradual decrease schedule for the next years.

Financial management

As a result of the foreign exchange crisis in May 2018 and the resulting arrangement between Argentina and the IMF, BBVA Francés has faced a new financial environment necessitating an increasing focus on financial risk management. At the same time, BBVA Francés has remained focused on its transformation and growth. In this context, liquidity management was one of the fundamental pillars of financial risk management at BBVA Francés in 2018, covering various priorities, from compliance with mandatory bank deposit requirements, Basel III recommendations adopted by the BCRA and internal risk limits, to adequate balance planning enabling successful management of both lending growth and unexpected situations, such as deposit outflows and difficulties in obtaining financing in the capital markets.

At the beginning of 2018, BBVA Francés experienced high levels of liquidity that were above minimum regulatory requirements, as reflected in the Bank’s ratios of total liquid assets (banknotes, BCRA account, Lebacs, Letes and net Repos) to deposits of 43.3% as of December 31, 2017 and 38% as of March 31, 2018. From May to September of 2018, the period of greatest foreign exchange volatility, peso-denominated deposits showed stable performance and maintained a gradual rising trend, despite an increased demand for dollars from investors and depositors. The Badlar interest rate was 22.8% on April 27, 2018, and it increased 20.5 percentage points to 43.3% as of September 28, 2018 and increased an additional 6.2 percentage points to 49.5% on December 28, 2018. This increase was fueled by both by the change in the BCRA’s monetary policy rate from 30.3% on April 27, 2018 to 65.0% as of September 28, 2018 and by substantial increases in mandatory deposit requirements beginning in June 2018. See “—Effects of Recent Regulatory Changes on BBVA Francés—Regulations regarding liquidity”.

As a result of the increase in interest rates in 2018, the deterioration of the economic environment and expectations and the monetary plan implemented by the new BCRA authorities in October 2018, lending by the Bank in pesos was negatively affected and recorded nominal growth below inflation in 2018. Additionally, the cancellation of the Central Bank’s Lebac short-term notes helped to increase term deposits denominated in pesos, which resulted in an increase in the level of liquidity in local currency in the balance sheet of BBVA Francés. The ratio of total liquid assets to total deposits as of December 31, 2018 reached 55.2%, up from 43.3% at December 31, 2017. Nonetheless, a high portion of such liquidity continues to be immobilized as a result of the increased mandatory deposits implemented beginning in May 2018.

With respect to assets on our balance sheet denominated in foreign currency, deposits in U.S. dollars were highly volatile in 2018. Although the Bank experienced a net increase in deposits in U.S. dollars in 2018, significant declines in deposits in May and September of 2018, which occurred in tandem with periods of steeper depreciation of the peso, led the Bank to take precautions, such as temporarily reducing the size of the loan portfolio and increasing the amount of banknotes held in branches, in order to maintain high levels of liquidity in pesos, as well as the availability of a sufficient number of banknotes in branches in order to meet any potential increase in demand for cash withdrawals. From May 1 to 30, 2018, U.S. dollar-denominated deposits fell by 2.6%, and in the succeeding months there was a recovery of balances before falling again by 3.3% from September 1 to 30, 2018. Thereafter, U.S. dollar-denominated deposits grew slowly and showed a full-year increase of 4.4% at December 31, 2018 as compared to December 31, 2017.

To anticipate potential stress situations, during the peaks of exchange rate volatility the Bank reinforced its liquidity level by obtaining funding lines with correspondent banks outside Argentina. In addition, with respect to interest rate management, the Bank’s focus in 2018 was on quickly passing on higher financing costs to customers. As a result of the increase in interest rates all of the Bank’s lending and borrowing products experienced strong increases in prices in 2018, with a positive impact on the Bank’s net interest margin, which started to increase in the second quarter of the year.

Critical Accounting Policies

The Consolidated Financial Statements as of and for the years ended December 31, 2018 and 2017 were prepared by the Bank’s directors in compliance with IFRS-IASB, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2.1 to the Consolidated Financial Statements, so that they present fairly the Bank’s total equity and financial position as of December 31, 2018 and 2017 and January 1, 2017, and its results of operations and consolidated cash flows for the years ended December 31, 2018 and 2017. The Consolidated Financial Statements were prepared in accordance with IFRS-IASB.

In preparing the Consolidated Financial Statements, estimates were made in order to recognize and measure assets, liabilities, income, expenses and commitments reported therein. These estimates relate mainly to the following:

-	The impairment on certain financial assets.

-	The assumptions used to measure other provisions.

-	The useful life and impairment losses of tangible and intangible assets.

-	The fair value of certain unlisted financial assets and liabilities.

Although these estimates were made on the basis of the best information available as of December 31, 2018 and 2017 respectively, events that take place in the future might make it necessary to revise these estimates (upwards or downwards) in coming years.

Note 5 to our Consolidated Financial Statements contains a summary of our significant accounting policies. We consider certain of these policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our Consolidated Financial Statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our Consolidated Financial Statements and the discussion below.

We have identified the accounting policies enumerated below as critical to the understanding of our financial condition and results of operations, since the application of these policies requires significant management assumptions and estimates that could result in materially different amounts to be reported if the assumptions used or underlying circumstances were to change.

-	Financial instruments

As we describe in Note 5.4.b) to our Consolidated Financial Statements, IFRS 9 became effective as of January 1, 2018 and replaced IAS 39 regarding the classification and measurement of financial assets and liabilities, the impairment of financial assets and hedge accounting. As permitted by IFRS 1, IFRS 9 has not been applied retrospectively for previous years and financial information relating to 2017 is presented in accordance with IAS 39. The explanations included in this section refer to IFRS 9. For information regarding the classification and measurement of financial instruments under IAS 39, see Note 5.4.c) to our Consolidated Financial Statements.

▪	Classification and measurement of financial assets

1.	Classification of financial assets

IFRS 9 contains three main categories for the classification of financial assets: measured at amortized cost, measured at fair value through other comprehensive income, and measured at fair value through profit or loss.

The classification of financial assets must be carried out on the basis of two tests: the entity’s business model and the assessment of the contractual cash flow, commonly known as the “solely payments of principle and interest” criterion (the “SPPI”). A debt instrument will be classified in the amortized cost portfolio if the two following conditions are fulfilled:

-	The financial asset is managed with a business model, the purpose of which is to maintain financial assets to receive contractual cash flows; and

-	In accordance with the contractual characteristics of the instrument, the cash flows it generates represent the return on the principal and interest only, as consideration for the time value of money and the debtor’s credit risk.

A debt instrument will be classified in the portfolio of financial assets at fair value through other comprehensive income if the two following conditions are fulfilled:

-	The financial asset is managed with a business model, the purpose of which combines the collection of contractual cash flows and the sale of assets, and

-	The contractual characteristics of the instrument generate, at specific dates, cash flows which only represent the return of the principal and interest.

A debt instrument will be classified at fair value through profit or loss when the business model used for its management or the contractual characteristics relating to its cash flows do not require classification into one of the portfolios described above.

In general, equity instruments will be measured at fair value through profit or loss. However the Bank may make an irrevocable election at their initial recognition to present subsequent changes in their fair value through other comprehensive income.

Financial assets will only be reclassified when the Bank decides to change the relevant business model. In such a case, all of the financial assets assigned to the relevant business model will be reclassified. The change of the objective of the business model should occur before the date of the reclassification.

2.	Measurement of financial assets

All financial instruments are initially recognized at fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the instrument.

Excluding all trading derivatives not considered as accounting or economic hedges, all the changes in the fair value of financial instruments arising from the accrual of interest and similar items are recognized under the headings “Interest and other income” or “Interest expense”, as appropriate, in the consolidated statement of profit or loss in the period in which the change occurred (see Notes 28.1 and 28.2 to our Consolidated Financial Statements). The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding sentence, are treated as described below, according to the categories of financial assets.

2.1. Financial assets at fair value through profit or loss

Financial assets recorded under the heading “Financial assets at fair value through profit or loss” are assigned to a business model the objective of which is to obtain the contractual cash flows and / or to sell such instruments in the event that their contractual cash flows do not comply with the requirements of the SPPI test, such as derivatives.

The assets recognized under this heading of the consolidated statement of financial position are measured upon acquisition at fair value and changes in their fair value (gains or losses) are recognized at their net value under the heading “Gains (losses) on financial assets and liabilities at fair value through profit or loss” in the consolidated statement of profit or loss (see Note 32 of our Consolidated Financial Statements).

2.2. Financial assets at fair value through other comprehensive income

2.2.1. Debt instruments

Assets recognized under this heading in the consolidated statement of financial position are measured at their fair value. Subsequent changes in fair value (gains or losses) are recognized temporarily net of tax effect, under the heading “Other comprehensive income- Items that may be reclassified to profit or loss” in the consolidated statement of financial position (see Note 15 to the Consolidated Financial Statements).

The amounts recognized under the headings “Other comprehensive income- Items that may be reclassified to profit or loss” continue to form part of the Bank’s consolidated equity until the corresponding asset is derecognized from the consolidated statement of financial position or until an impairment loss is recognized on the corresponding financial instrument. If these assets are sold, these amounts are derecognized and included under the headings “Gains (losses) on financial assets and liabilities, net” or “Exchange differences, net”, as appropriate, in the consolidated statement of profit or loss for the period in which they are derecognized (see Notes 32 a 33 to the Consolidated Financial Statements).

The net impairment losses in “Financial assets at fair value through other comprehensive income” over the reported year are recognized under the heading “Impairment of financial assets” (see Note 13 to our Consolidated Financial Statements) in the consolidated statement of profit or loss for that period.

Changes in foreign exchange rates which affect monetary items are recognized under the heading “Exchange differences, net” in the consolidated statement of profit or loss (see Note 34 to our Consolidated Financial Statements).

2.2.2. Investment in equity instruments

The Bank may, at the time of initial recognition, elect to present changes in the fair value of an investment in an equity instrument that is not held for trading in other comprehensive income. The election is irrevocable and can be made on an instrument-by-instrument basis. Subsequent changes in fair value (gains or losses) are recognized, under the heading “Other comprehensive income (loss) – Items that will not be reclassified to profit or loss – Fair value changes of equity instruments measured at fair value through other comprehensive income”.

2.3. Financial assets at amortized cost

Subsequently after acquisition, a financial asset is classified and measured at amortized cost if it is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and it meets the SPPI test.

The assets under this category are subsequently measured at amortized cost, using the effective interest rate method.

Net impairment losses of assets recorded under this heading arising in each period are recognized under the heading “Impairment of financial assets” in the consolidated statement of profit or loss for that period.

▪	Classification and measurement of financial liabilities

1.	Classification of financial liabilities

Under IFRS 9, financial liabilities are classified in the following categories:

-	Financial liabilities at amortized cost; and

-	Financial liabilities at fair value through profit or loss: financial instruments are recorded in this category when the Bank’s objective is to generate gains by buying and selling these financial instruments.

2.	Measurement of financial liabilities

Financial liabilities are initially recognized at fair value less, in the case of a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the issuance of the financial liability. Unless there is evidence to the contrary, the best evidence of the fair value of a financial instrument at initial recognition shall be the transaction price.

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial liabilities.

2.1.	Financial liabilities at fair value through profit or loss

The subsequent changes in the fair value (gains or losses) of the liabilities recognized under these headings of the Consolidated Statement of Financial Position are recognized at their net value under the heading “Gains (losses) on financial assets and liabilities at fair value through profit or loss” in the consolidated statement of profit or loss (see Note 32 to our Consolidated Financial Statements).

2.2.	Financial liabilities at amortized cost

The liabilities under this category are subsequently measured at amortized cost, using the effective interest rate method.

▪	Impairment losses on financial assets

1.	Definition of impaired financial assets under IFRS 9

IFRS 9 replaced the “incurred loss” model in IAS 39 with one of “expected credit loss”. The IFRS 9 impairment model is applied to financial assets valued at amortized cost and to financial assets valued at fair value through other comprehensive income, except for investments in equity instruments and contracts for financial guarantees and loan commitments unilaterally revocable by BBVA. All the financial instruments at fair value through profit or loss are excluded from the impairment model.

The new standard classifies financial instruments into three categories, based on the evolution of their related credit risk from the time of their initial recognition. As further explained at the end of this section, the first category includes transactions when they are initially recognized (Stage 1); the second category comprises financial assets in respect of which a significant increase in credit risk has been identified since their respective initial recognition (Stage 2); and the third category comprises impaired financial assets (Stage 3).

The calculation of provisions for credit risk in each of these three categories must be done differently. With respect to financial assets classified in the first of the aforementioned categories, the expected losses for the next 12 months must be recorded. With respect to financial assets classified in the other two categories, the expected losses for the remaining life of such financial assets must be recorded. Thus, IFRS 9 differentiates between the following concepts of “expected loss”:

-	Expected loss for the next 12 months: this is the expected credit loss that arises from possible default events within 12 months following the date of the financial statements; and

-	Expected loss during the life of the transaction: this is the expected credit loss that arises from all possible default events over the remaining life of the financial instrument.

Estimating the expected loss for a financial asset requires considerable judgment, both with respect to the expected losses estimation model and the making of forecasts as to how economic factors may affect such losses, which must be carried out on a weighted probability basis.

The Bank has applied the following definitions in accordance with IFRS 9:

2.	Default

BBVA Francés has applied a definition of default for financial instruments which is consistent with the definition used in internal credit risk management, as well as with the indicators under applicable regulation at the date of the implementation of IFRS 9. Both qualitative and quantitative indicators have been considered.

The Bank considers there is a default when one of the following situations occurs:

-	Payment is past-due for more than 90 days; or

-	There are reasonable doubts regarding the full reimbursement of the instrument.

In accordance with IFRS 9, the 90-day past-due stipulation may be waived in cases where the Bank considers it appropriate, based on reasonable and documented information that it is appropriate to use a longer term. As of December 31, 2018, the Bank has not considered periods longer than 90 days for any of its significant portfolios.

3.	Credit impaired asset

According to IFRS 9, an asset is credit impaired if one or more events having a detrimental impact on the estimated future cash flows of the asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

-	Significant financial difficulty of the issuer or the borrower;

-	A breach of contract (e.g. a default or past due event);

-	A lender having granted a concession to the borrower – for economic or contractual reasons relating to financial difficulties faced by the borrower – that the lender would not otherwise consider;

-	It becoming probable that the borrower will enter bankruptcy or other financial reorganization;

-	The disappearance of an active market for that financial asset because of financial difficulties; and

-	The purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses.

It may not be possible to identify a single discrete event. Instead, the combined effect of several events may cause financial assets to become credit-impaired.

The Bank’s definition of impaired financial assets is aligned with that set forth in the above paragraphs.

4.	Significant increase in credit risk

The objective of the impairment requirements is to recognize lifetime expected credit losses for financial instruments for which there have been significant increases in credit risk since initial recognition considering all reasonable and supportable information, including that which is forward looking.

The model developed by the Bank for assessing the significant increase in credit risk has a two-prong approach that is applied globally:

-	Quantitative criterion: the Bank carries out a quantitative analysis based on comparing the current expected probability of default over the life of the transaction with the original adjusted expected probability of default, so that both values are comparable in terms of expected default probability for its residual life. The thresholds used for considering an increase in risk as significant vary depending on the geographic area and portfolio. Depending on how old transactions were at the time the new standard was implemented, some simplifications were made to compare the original and current probabilities of default, based on the best information available at that time.

-	Qualitative criterion: since most indicators for detecting significant increase in risk are included in the Bank’s systems through rating/scoring systems or macroeconomic scenarios, the quantitative analysis covers the majority of circumstances. The Bank will only use additional qualitative criteria when it considers it necessary to include circumstances that may not be reflected in the rating/score systems or in the macroeconomic scenarios used.

Instruments meeting one of the following conditions are considered to be “Stage 2” instruments:

-	More than 30 days past due. According to IFRS 9, default of more than 30 days is a presumption of impairment that can be rebutted in those cases in which the entity considers, based on reasonable and documented information, that such non-payment does not represent a significant increase in risk. As of December 31, 2018, the Bank has not considered periods of more than 30 days for assessing impairment in any of its significant portfolios.

-	Watch list: These instruments are subject to special watch by the relevant Risks unit because there are negative signs relating to their credit quality, even though there may be no objective evidence of impairment.

The Bank’s definition of significant credit increase is aligned with that set forth in the above paragraphs

5.	Refinancing or restructuring that does not result in the evidence of impairment.

Although IFRS 9 introduces a series of operational simplifications or practical solutions for analyzing the increase in significant risk, the Bank does not use them as a general rule.

As indicated above, the classification of financial instruments subject to impairment under IFRS 9 is as follows:

-	Stage 1– without significant increase in credit risk: Loss allowances in respect of financial assets which are not considered to have experienced a significant increase in credit risk are measured at an amount equal to the expected credit losses for the next 12 months.

-	Stage 2– significant increases in credit risk: When the credit risk of a financial asset has increased significantly since its initial recognition, the impairment losses of that financial asset are calculated as the expected credit loss during the entire life of the asset.

-	Stage 3 – Impaired: When there is objective evidence that the instrument is credit impaired, the financial asset is transferred to this category in which the provision for losses of that financial instrument is calculated as the expected credit loss during the entire life of the asset.

6.	Method for calculating expected loss

In accordance with IFRS 9, the measurement of expected losses must reflect:

-	A considered and unbiased amount, determined by evaluating a range of possible results;

-	The time value of money; and

-	Reasonable and supportable information that is available without undue cost or effort and that reflects current conditions and forecasts of future economic conditions.

The Bank measures expected losses both individually and collectively. The purpose of the Bank’s individual measurement is to estimate expected losses for significant impaired instruments, or instruments classified in Stage 2. In these cases, the amount of credit losses is calculated as the difference between the expected discounted cash flows at the effective interest rate of the transaction and the carrying amount of the instrument.

For the collective measurement of expected losses the instruments are grouped into groups of assets based on their risk characteristics. Exposure within each group is segmented according to shared credit risk characteristics, which may be indicative of the payment capacity of the borrower in accordance with the relevant contractual conditions. Characteristics taken into account must be considered to be relevant in estimating future flows of each group. Among others, we may consider the following factors:

-	Type of instrument;

-	Rating or scoring tools;

-	Credit risk scoring or rating;

-	Type of collateral;

-	Amount of time at default for stage 3;

-	Segment;

-	Qualitative criteria which can have a significant increase in risk; and

-	Collateral value if it has an impact on the probability of a default event.

The estimated losses are derived from the following parameters:

-	PD: estimate of the probability of default in each period;

-	EAD: estimate of the exposure in case of default at each future period, taking into account the changes in exposure after the date of the financial statements; and

-	LGD: estimate of the loss in case of default, calculated as the difference between the contractual cash flows and receivables, including guarantees.

In the case of debt securities, the Bank supervises the changes in credit risk through monitoring the external published credit ratings.

To determine whether there is a significant increase in credit risk that is not reflected in published ratings, the Bank also revises the changes in bond yields together with the news and regulatory information available on the issuers.

7.	Use of present, past and future information

IFRS 9 requires incorporation of present, past and future information to detect any significant increase in risk and measure expected loss.

The standard does not require identification of all possible scenarios for measuring expected loss. However, the probability of a loss event occurring and the probability it will not occur have to be considered, even though the possibility of a loss may be very small. Also, when there is no linear relation between the different future economic scenarios and their associated expected losses, more than one future economic scenario must be used for the measurement.

The approach used by the Bank consists of using first the most probable scenario (baseline scenario) consistent with that used in the Bank’s internal management processes, and then applying an additional adjustment, calculated by considering the weighted average of expected losses in two economic scenarios (one more positive and the other more negative). The main macroeconomic variable considered is the Gross Domestic Product (GDP).

▪	Fair value of financial instruments

The fair value of an asset or a liability on a given date is taken to be the price that would be received upon the sale of an asset, or paid, upon the transfer of a liability in an orderly transaction between market participants at the measurement date. The most objective and common reference for the fair value of an asset or a liability is the price that would be paid for it on an organized, transparent and active market (“quoted price” or “market price”).

If there is no market price for a given asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, by using mathematical measurement models sufficiently tried and trusted by the international financial community. Such estimates would take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent to the measurement models developed and the possible inaccuracies of the assumptions required by these models may signify that the fair value of an asset or liability thus estimated does not coincide exactly with the price for which the asset or liability could be purchased or sold on the date of its measurement.

-	Derivatives and other future transactions

These instruments include outstanding foreign currency purchase and sale transactions, outstanding securities purchase and sale transactions, futures transactions relating to securities, exchange rates or interest rates, forward interest rate agreements, options relating to exchange rates, securities or interest rates and various types of financial swaps.

All derivatives are recognized at fair value from the date of arrangement. If the fair value of a derivative is positive, it is recorded as an asset and if it is negative, it is recorded as a liability. Unless there is evidence to the contrary, it is understood that on the date of arrangement the fair value of the derivatives is equal to the transaction price. Changes in the fair value of derivatives after the date of arrangement are recognized in the heading “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” in the consolidated statement of profit or loss.

Specifically, the fair value of the standard financial derivatives included in the held for trading portfolios is equal to their daily quoted price. If, under exceptional circumstances, their quoted price cannot be established on a given date, these derivatives are measured using methods similar to those used to measure over-the-counter (“OTC”) derivatives.

The fair value of OTC derivatives is equal to the sum of the future cash flows arising from the instruments discounted at the measurement date (“present value” or “theoretical value”). These derivatives are measured using methods recognized by the financial markets, including the net present value method and option price calculation models.

-	Income tax

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

Changes in the estimate of accrued taxes may occur due to changes in tax rates, interpretations of the status of examinations being conducted by various taxing authorities, and newly-enacted statutory and regulatory guidance that affect the relative merits and risks of tax positions. These changes, when they affect accrued taxes, could affect our operating results.

-	Contingent liabilities

We are subject to proceedings, lawsuits and other claims related to labor, commercial, civil and other matters. We make determinations of the amount of reserves required, if any, for these contingencies after a careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in the settlement strategy.

-	Hyperinflationary adjustments

IAS 29 Financial Reporting in Hyperinflationary Economies requires that an entity whose functional currency is the currency of a hyperinflationary economy must state its assets, liabilities, income and expenses in terms of the measuring unit current at the end of the reporting period (December 31, 2018). The Bank has applied IAS 29 as follows:

-	Restated the Consolidated Statement of Financial Position as of January 1, 2017, which is the earliest financial information presented.

-	Restated the Consolidated Statement of Financial Position as of December 31, 2017.

-	Restated the Consolidated Statement of Profit or Loss, the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Changes in Shareholders’ Equity and Consolidated Statements of Cash Flow for the year ended December 31, 2017, including the calculation and separate disclosure of the gain or loss on the net monetary position.

-	Adjusted the Consolidated Statement of Financial Position as of December 31, 2018.

-	Adjusted the Consolidated Statement of Profit or Loss, the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Changes in Shareholders’ Equity and Consolidated Statements of Cash Flow for the year ended December 31, 2018, including the calculation and separate disclosure of the gain or loss on the net monetary position.

For further information on the methodology and criteria applied as well as the impact of the application of IAS 29 in the Bank´s accounting, see Note 3.2 to the Consolidated Financial Statements.

A.	Operating Results

The Consolidated Financial Statements have been prepared in accordance with IFRS-IASB.

The Bank applied IFRS 9 and IAS 39 for the years ended as of December 31, 2018 and 2017, respectively, to measure the impairment of financial assets as well as IAS 29 Financial Reporting in Hyperinflationary Economies.

Results of Operations for the Fiscal Years Ended December 31, 2018 and 2017

Overview

The table below shows the Bank’s consolidated statement of profit or loss for 2018 and 2017.

	Year ended December 31,		Variation
	2018	2017	2018 vs 2017
	(in thousands of pesos, except percentages)
Interest and other income	56,472,561	35,714,188	20,758,373	58.1%
Interest expenses	(24,738,228)	(11,959,325)	(12,778,903)	106.9%

NET INTEREST INCOME	31,734,333	23,754,863	7,979,470	33.6%

Fee and commission income	12,574,698	10,772,307	1,802,391	16.7%
Fee and commission expense	(5,501,505)	(4,882,374)	(619,131)	12.7%
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	115,843	4,361,298	(4,245,455)	(97.3)%
Gains (losses) on derecognition of financial assets not measured at fair value through profit or loss	(136,740)	11,983	(148,723)	n.m.
Exchange differences, net	6,489,026	3,377,178	3,111,848	92.1%
Other operating income	2,106,977	1,943,178	163,799	8.4%
Other operating expenses	(7,984,040)	(7,346,168)	(637,872)	8.7%

NET INTEREST INCOME AND OTHER OPERATING INCOME	39,398,592	31,992,265	7,406,327	23.2%

Administration costs	(19,538,918)	(19,631,612)	92,694	(0.5)%
Personnnel benefits	(10,887,691)	(11,221,860)	334,169	(3.0)%
Administrative expenses	(8,651,227)	(8,409,752)	(241,475)	2.9%
Depreciation and amortization	(1,922,260)	(1,429,362)	(492,898)	34.5%
Impairment of financial assets	(3,834,036)	(2,527,822)	(1,306,214)	51.7%
Loss on net monetary position	(11,654,234)	(6,159,779)	(5,494,455)	89.2%

NET OPERATING INCOME	2,449,144	2,243,690	205,454	9.2%

Share of profit of equity accounted investees	317,523	338,313	(20,790)	(6.1)%

PROFIT BEFORE TAX	2,766,667	2,582,003	184,664	7.2%

Income tax expense	(4,336,370)	(722,492)	(3,613,878)	500.2%

(LOSS) PROFIT FOR THE YEAR	(1,569,703)	1,859,511	(3,429,214)	(184.4)%

Attributable to owners of the Bank	(1,489,732)	1,903,820	(3,393,552)	(178.2)%
Attributable to non-controlling interest	(79,971)	(44,309)	(35,662)	80.5%

Our loss for the fiscal year ended December 31, 2018 was Ps.1,489.7 million compared with a profit of Ps.1,903.8 million for the year ended December 31, 2017.

The changes in our consolidated statement of profit or loss for 2018 and 2017 were as follows:

Interest and other income

Our interest and other income increased by 58.1% to Ps.56,472.6 million in the fiscal year ended December 31, 2018 from Ps.35,714.2 million in the fiscal year ended December 31, 2017. The components of our interest and other income are reflected in the following table.

	Year ended December 31,
	2018	2017	Variation
	(in thousands of pesos, except percentages)
Interest on loans to financial institutions	2,280,074	1,132,461	1,147,613	101.3%
Interest from overdrafts	7,188,105	5,031,740	2,156,365	42.9%
Interest from commercial paper	6,507,940	3,562,354	2,945,586	82.7%
Interest from mortgage loans	927,648	643,231	284,417	44.2%
Interest from car loans	1,486,518	1,552,982	(66,464)	(4.3)%
Interest from credit card loans	9,368,007	9,736,979	(368,972)	(3.8)%
Interest from financial leases	645,301	656,847	(11,546)	(1.8)%
Interest from consumer loans	7,612,122	6,477,835	1,134,287	17.5%
Interest from other loans	3,671,918	3,181,390	490,528	15.4%
Premium for reverse repurchase agreements	673,440	760,091	(86,651)	(11.4)%
Interest from government securities	9,876,503	1,354,630	8,521,873	629.1%
Interest from private securities	41,876	101,831	(59,955)	(58.9)%
Interest from loans for the prefinancing and financing of exports	1,749,417	617,100	1,132,317	183.5%
Stabilization Coefficient (CER) clause adjustment	112,024	671,755	(559,731)	(83.3)%
UVA clause adjustment	4,331,628	231,040	4,100,588	1774.8%
Other financial income	40	1,922	(1,882)	(97.9)%
	56,472,561	35,714,188	20,758,373	58.1%

The increase in interest and other income during the fiscal year ended December 31, 2018 was mainly due to an increase in interest from government securities (principally instruments issued by the Argentine Central Bank) mainly due to increases in interest rates, the UVA clause adjustment (due to inflation), interest from commercial paper (mostly interest from discounted instruments) due to increases in interest rates, interest from overdrafts, interest on loans to financial institutions (due to an increase in volume of loans and in interest rates), interest from consumer loans (principally personal loans), interest from loans for the prefinancing and financing of exports, interest from other loans and interest from mortgage loans, partially offset by decreases in stabilization coefficient (CER) clause adjustments, interest from credit card loans, interest from premium for reverse repurchase agreements, interest from car loans, interest from private securities, interest from financial leases and other financial income.

The UVA is an index determined by the Central Bank, reflecting the variation of one one-thousandth of the average value of a square meter built for housing in Argentina (such that 1,000 UVAs are equivalent to one square meter). This value was initially set at Ps.14.05 and is updated daily based on the variation in the Reference Stabilization Coefficient (CER) since March 31, 2016. The CER is an index that reflects the variation in inflation in Argentina and is calculated based on the daily variations in the CPI as determined by the INDEC.

The indexation by UVA clause requires the recognition of the adjustment for loans indexed by UVA. As of December 31, 2018 and 2017, the Bank held Ps.15,295.9 million and Ps.4,956.5 million, respectively, of UVA-indexed assets, which represented 4.23% and 1.55%, respectively, of our total assets as of such dates.

For the year ended December 31, 2018 the variation in the interest component of interest and other income resulted from mostly an increase in the average real rates of interest-earning assets and to a much lesser extent by an increase in the average volume of interest earning assets.

The following table sets forth the changes in the interest component of interest and other income due to increases or decreases in the volume of interest-earning assets and increases or decreases in the average real rates of interest-earning assets.

December 31, 2018 vs. December 31, 2017 Increase (Decrease)
Interest component of Financial Income due to changes in:	(in thousands of pesos)
the volume of interest-earning assets	5,165,897
average real rates of interest-earning assets	15,592,476
Net Change	20,758,373

Interest expenses

Interest expenses increased by 106.9% to Ps.24,738.2 million in the fiscal year ended December 31, 2018 from Ps.11,959.3 million in the fiscal year ended December 31, 2017. The components of our interest expenses are reflected in the following table.

	Year ended December 31,
	2018	2017	Variation
	(in thousands of pesos, except percentages)
Savings accounts deposits	4,386,444	892,507	3,493,937	391.5%
Time deposits	16,986,001	10,009,766	6,976,235	69.7%
Bank loans	183,209	54,636	128,573	235.3%
Other liabilities	1,777,276	739,176	1,038,100	140.4%
Premium for reverse repurchase agreements	110,197	195,477	(85,280)	(43.6)%
UVA clause adjustment	1,283,502	65,655	1,217,847	1854.9%
Other	11,599	2,108	9,491	450.2%
	24,738,228	11,959,325	12,778,903	106.9%

The increase in interest expenses during the fiscal year ended December 31, 2018 was mainly due to an increase in interest on time deposits (mainly due to an increase in the rates at which these products are remunerated, driven in turn by the increase of the reference rate by BCRA), an increase in interest on saving accounts deposits following regulatory changes regarding payment of interest on checking accounts, an increase in UVA clause adjustments (principally time deposits), interest on other liabilities (mainly corporate bonds and loans for export and import activities), bank loans, saving accounts deposit and other, partially offset by a decrease on premium for reverse repurchase agreements.

The variation in interest component of interest expenses for the year ended December 31, 2018 reflected an increase in the average real rates of interest bearing liabilities and, to a lesser extent, in average volume of interest-bearing liabilities.

The following table sets forth the changes in the interest component of interest expenses due to increases or decreases in the volume of interest-bearing liabilities and increases or decreases in the average nominal rates of interest-bearing liabilities.

December 31, 2018 vs. December 31, 2017 Increase (Decrease)
Interest component of Financial Expense due to changes in:	(in thousands of pesos)
the volume of interest-bearing liabilities	2,535,566
average real rates of interest-bearing liabilities	10,243,337
Net Change	12,778,903

Net Interest Income

Our net interest income (defined as interest and other income minus interest expenses) of Ps.31,734.3 million in the fiscal year ended December 31, 2018 represented a 33.6% increase over our net interest income of Ps.23,754.9 million in the fiscal year ended December 31, 2017.

The following table sets forth the changes in the components of our net interest income for the periods discussed herein:

December 31, 2018 vs. December 31, 2017 Increase (Decrease)
Net interest income due to changes in:	(in thousands of pesos)
the volume of interest-earning assets and interest-bearing liabilities	2,630,331
average real rates of interest-earning assets and interest-bearing liabilities	5,349,139
Net Change	7,979,470

BBVA Francés’ net interest income evolved positively in 2018 compared with 2017, both in nominal and in real terms.

After a strong performance in terms of loans in 2017, when the Bank gained market share in most of the relevant credit segments, 2018 was difficult year, marked by a high degree of volatility for the Argentine financial markets and a slow down in credit demand. The peso lost approximately half of its value between May and August of 2018, and an agreement was signed between Argentina and the IMF. Interest rates increased significantly in 2018, and inflation was 47.6% in 2018 compared with 24.8% in 2017. As a result, credit demand was poor in 2018, and the Bank’s portfolio grew slightly below inflation, even considering the effect of the depreciation of the peso on loans in foreign currency. Consumer loans had a better growth performance than the commercial portfolio, which grew well below inflation.

Deposits also grew slightly below inflation, with time deposits behaving better than sight and savings accounts, as a consequence of rising rates.

During the second part of the year, the Central Bank increased the level of Liquidity Reserve Requirements in local currency, with the intention of containing the run on the currency and the rise in prices. This measure had a negative impact on margins.

During 2018, the Bank’s balance of banknotes in branches and central treasury was mostly in lines with historical levels. The Bank raised fees on cash deposits for small and medium-sized companies and tried to reduce cash reception agreements with large companies.

In spite of the lukewarm evolution of assets and liabilities in real terms during 2018, interest margins increased Ps.7,979.5 million compared with 2017, mainly because of the sharp increase in rates that took place since the second quarter of 2018. With more than half of liabilities in non-interest-bearing accounts, a short maturity loan portfolio, and a growing stock of liquid assets (Short term Central Bank instruments), the rise in rates had a positive effect on spreads that explained most of the good performance in interest margins.

Mortgages (inflation adjusted), discount of checks, overdrafts and Central Bank notes performed well in terms of rates, all of them rising well above the rise in cost of deposits.

The interest margin in the portion of the balance sheet denominated in dollars also increased when measured in local currency, positively affecting our total margin.

See “Item 4. Information on the Company—E. Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities” and “Item 4. Information on the Company—E. Selected Statistical Information—Interest-Earning Assets: Net Interest Margin and Spread”.

Fee and commission income

Fee and commission income increased by 16.7% to Ps.12,574.7 million for the fiscal year ended December 31, 2018 from Ps.10,772.3 million for the fiscal year ended December 31, 2017. During 2018 the increase was driven mainly by a significant increase in the charges generated by deposit accounts which grew both due to a higher activity and to price increases, as well as the charges generated by credit cards and increases in charges for collection services.

The following table provides a breakdown of our fee and commission income by category.

	Year ended December 31,
	2018	2017	Variation
	(in thousands of pesos, except percentages)
Linked to liabilities	7,315,614	5,066,749	2,248,865	44.4%
Linked to credit cards	6,303,208	5,938,331	364,877	6.1%
LATAM Pass commissions	(2,790,108)	(2,083,877)	(706,231)	33.9%
Linked to securities	156,044	140,914	15,130	10.7%
From guarantees granted	3,099	1,640	1,459	89.0%
Insurance agent fees	867,957	1,075,334	(207,377)	(19.3)%
Transportation of values	56,217	80,021	(23,804)	(29.7)%
Custody	79,637	81,224	(1,587)	(2.0)%
From foreign currency transactions	583,030	471,971	111,059	23.5%
	12,574,698	10,772,307	1,802,391	16.7%

Commissions linked to liabilities include commissions accrued on deposits and other liabilities from financial transactions, such as those arising from activity in current accounts and collections on behalf of third parties. These commissions rose by 44.4% from Ps.5,066.7 million in the fiscal year ended December 31, 2017 to Ps.7,315.6 million in the fiscal year ended December 31, 2018. The increase was primarily attributable to an increase in savings account service charges.

Commissions linked to credit cards, including commissions on credit and debit cards, loans and other receivables from financial transactions, rose 6.1% from Ps.5,938.3 million in the fiscal year ended December 31, 2017 to Ps.6,303.2 million in the fiscal year ended December 31, 2018 as a consequence of the increase in commissions paid by credit card issuers (Visa and MasterCard).

LATAM Pass commissions were negative Ps.2,790.1 million in the fiscal year ended December 31, 2018, compared with negative Ps.2,083.9 million in the fiscal year ended December 31, 2017, mainly due to an increase in the exchange rate and higher consumption of customers with the LATAM Pass program.

Commissions linked to securities include commissions accrued on security brokerage activities, which increased by 10.7% from Ps.140.9 million in the fiscal year ended December 31, 2017 to Ps.156.0 million in the fiscal year ended December 31, 2018 primarily as a result of fees charged on the operation of mutual funds.

Commissions from guarantees granted rose by 89.0% from Ps.1.6 million in the fiscal year ended December 31, 2017 to Ps.3.1 million in the fiscal year ended December 31, 2018, primarily as a consequence of the increase in the volume of transactions.

Insurance agent fees fell by 19.3% from Ps.1,075.3 million in the fiscal year ended December 31, 2017 to Ps.867.9 million in the fiscal year ended December 31, 2018, primarily as a consequence of the decrease in the volume of transactions.

Finally, commissions from foreign currency transactions rose by 23.5% from Ps.472.0 million in the fiscal year ended December 31, 2017 to Ps.583.0 million in the fiscal year ended December 31, 2018 primarily as a consequence of the increase in the amount and activity level in this business line.

Fee and commission expense

Our fee and commission expense amounted to Ps.8,291.6 million and Ps.6,966.3 million for the fiscal years ended December 31, 2018 and 2017, respectively. The amount booked for 2018 accounted for a 19.0% increase compared with 2017.

The table below shows a breakdown of our commission expense by category.

	Year ended December 31,
	2018	2017	Variation
	(in thousands of pesos, except percentages)
For credit and debit cards	3,433,679	2,778,335	655,344	23.6%
Linked to transactions with securities	1,863	1,738	125	7.2%
For foreign trade transactions	156,826	142,815	14,011	9.8%
For promotions	1,300,964	975,732	325,232	33.3%
Other commission expenses	608,173	983,754	(375,581)	(38.2)%
	5,501,505	4,882,374	619,131	12.7%

Commissions for credit and debit cards include commissions paid for the use of trademarks and processing services, which rose by 23.6% from Ps.2,778.3 million in the fiscal year ended December 31, 2017 to Ps.3,433.7 million in the fiscal year ended December 31, 2018 primarily as a consequence of an increase in the royalty fees paid for the use of the Visa trademark.

Commissions linked to transactions with securities, including commissions paid on transactions in MERVAL, rose by 7.2% from Ps.1.7 million in the fiscal year ended December 31, 2017 to Ps.1.9 million in the fiscal year ended December 31, 2018 due to an increase in stock trades.

Commissions for foreign trade transactions rose by 9.8% from Ps.142.8 million in the fiscal year ended December 31, 2017 to Ps.156.8 million in the fiscal year ended December 31, 2018 mainly due to increase in the exchange rate.

Commissions for promotions (related to raffles arranged by us among customers with product bundles) rose by 33.3% from Ps.975.7 million in the fiscal year ended December 31, 2017 to Ps.1,301.0 million in the fiscal year ended December 31, 2018 mainly due to higher consumption and commercial campaigns.

Other commission expenses decreased by 38.2% from Ps.983.8 million in the fiscal year ended December 31, 2017 to Ps.608.2 million in the fiscal year ended December 31, 2018.

Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net

For the fiscal year ended December 31, 2018, we recorded a gain from measurement of financial instruments at fair value through profit or loss in the amount of Ps.115.8 million compared with a gain of Ps.4,361.3 million for the fiscal year ended December 31, 2017, accounting for a period-on-period decrease of 97.3%.

Accumulated gains (losses) from changes in the fair value of financial instruments are charged to income under this item. The aforementioned decrease is mainly attributable to losses on transactions with government securities (principally due to a lower average volume of these securities in the trading portfolio during 2018) and interest rate swaps (due to an increase in the variable interest rate paid).

The table below shows a breakdown of our net income (loss) from measurement of financial instruments at fair value through profit or loss by category:

	Year ended December 31,
	2018	2017	Variation
	(in thousands of pesos, except percentages)
(Loss) / Income from foreign currency forward transactions	(296,182)	84,561	(380,743)	(450.3)%
Income from debt and equity instruments	1,429,211	4,286,558	(2,857,347)	(66.7)%
Interest rate swaps	(1,017,186)	(9,821)	(1,007,365)	10,257.3%
	115,843	4,361,298	(4,245,455)	(97.3)%

Gain (losses) on derecognition of financial assets not measured at fair value through profit or loss

For the fiscal year ended December 31, 2018, we recorded a loss from derecognition of assets not measured at fair value through profit or loss in the amount of Ps.136.7 million compared with a gain of Ps.12.0 million for the fiscal year ended December 31, 2017, which was mainly due to the sale of bonds recorded at fair value with changes in other comprehensive income.

The gains (losses) resulting from the expiration of contractual rights in cash flows from assets or transfers of financial assets qualifying for derecognition are recorded in this item.

The table below shows a breakdown of our Net income (loss) from derecognition of financial assets and liabilities not measured at fair value through profit or loss by category:

	Year ended December 31,
	2018	2017	Variation
	(in thousands of pesos, except percentages)
(Loss) Income from sale of government securities	(135,835)	11,983	(147,818)	(1233.6)%
(Loss) Income from sale of private securities	(905)	-	(905)	-
	(136,740)	11,983	(148,723)	(1241.1)%

Exchange differences, net

Exchange differences, net increased by 92.1% to Ps.6,489.0 million for the fiscal year ended December 31, 2018 from Ps.3,377.2 million for the fiscal year ended December 31, 2017.

The increase was driven mainly by a 56% increase in the income from purchase-sales of foreign currency to Ps.5,082.3 million, for the fiscal year ended December 31, 2018 from Ps.3,258.7 million for the fiscal year ended December 31, 2017 (mainly due to the increase in volume and spreads resulting from higher volatility in the exchange rate) and a 1087.6% increase in conversion of foreign currency assets and liabilities into peso from Ps.118.5 million for the fiscal year ended December 31, 2017 to Ps.1,406.8 million for the fiscal year ended December 31, 2018 (mainly due to the effect of the increase in the exchange rate on the Bank’s assets and liabilities position).

The following table provides a breakdown of our Exchange differences by category.

	Year ended December 31,
	2018	2017	Variation
	(in thousands of pesos, except percentages)
Conversion of foreign currency assets and liabilities into pesos	1,406,769	118,456	1,288,313	1,087.6%
Income from purchase-sale of foreign currency	5,082,257	3,258,722	1,823,535	56.0%
	6,489,026	3,377,178	3,111,848	92.1%

Other operating income

Other operating income amounted to Ps.2,107.0 million for the fiscal year ended December 31, 2018 and Ps.1,943.2 million for the fiscal year ended December 31, 2017. The amount recorded in 2018 increased by 8.4% compared with 2017 driven mainly by a 154.0% increase in adjustments and interest on miscellaneous receivables to Ps.496.1 million, for the fiscal year ended December 31, 2018 from Ps.195.3 million for the fiscal year ended December 31, 2017 (mainly due to the increase in interest charged for the funds deposited related to credit cards, due to increases in interest rates and in the exchange rate).

The following table shows a breakdown of other operating income by category:

	Year ended December 31,
	2018	2017	Variation
	(in thousands of pesos, except percentages)
Rental of safe deposit boxes	537,072	555,549	(18,477)	(3.3)%
Adjustments and interest on miscellaneous receivables	496,144	195,316	300,828	154.0%
Proceeds from electronic transactions	122,026	87,462	34,564	39.5%
Income related to foreign trade	220,897	80,804	140,093	173.4%
Services rendered	154,422	183,966	(29,544)	(16.1)%
Other operating income	576,416	840,081	(263,665)	(31.4)%
	2,106,977	1,943,178	163,799	8.4%

Other operating expenses

Other operating expenses amounted to Ps.7,984.0 million for the fiscal year ended December 31, 2018 and Ps.7,346.2 million for the fiscal year ended December 31, 2017. The amount recorded in 2018 increased by 8.7% compared with 2017. The increase was driven mainly by a 32.0% increase in turnover tax to Ps.4,980.5 for the fiscal year ended December 31, 2018 from Ps.3,772.3 million for the fiscal year ended December 31, 2017 mainly due to an increase in the gross income tax as a consequence of the increase in interest charged and commissions earned.

Other operating expenses decreased 62.2%, from Ps.2,277.9 for the fiscal year ended December 31, 2017 to Ps.860.0, for the fiscal year ended December 31, 2018 mainly due to lower insurance payments for active products as a result of a change in regulation, and recalculations of taxes paid during fiscal year 2018.

The components of other operating expenses are detailed below:

	Year ended December 31,
	2018	2017	Variation
	(in thousands of pesos, except percentages)
Contributions to the Deposits Guarantee Fund	394,431	348,836	45,595	13.1%
Turnover tax	4,980,485	3,772,285	1,208,200	32.0%
Provision for contingencies	621,222	402,745	218,477	54.2%
Provision for financial guarantee and loan commitments issued	37,274	-	37,274	-
Damage claims	193,821	206,714	(12,893)	(6.2)%
Loss on initial recognition of loans bearing below market interest rate	640,829	337,696	303,133	89.8%
Loss on sale of non-current assets held for sale	256,005	-	256,005	-
Other operating expenses	859,973	2,277,892	(1,417,919)	(62.2)%
	7,984,040	7,346,168	637,872	8.7%

Administration costs

Administration costs, which include personnel benefits and administrative expenses, for the fiscal year ended December 31, 2018 amounted Ps.19,538.9 million, a 0.5% decrease compared with Ps.19,631.6 million recorded for the fiscal year ended December 31, 2017, mainly as a result of the decrease in personnel benefits by 3.0% to Ps.10,887.7 million for the fiscal year ended December 31, 2018 from Ps.11,221.9 million for the fiscal year ended December 31, 2017, which was offset in part by an increase in administrative expenses by 2.9% from Ps.8,409.8 million in the fiscal year ended December 31, 2017 to Ps.8,651.2 million in the fiscal year ended December 31, 2018.

The table below provides a breakdown of personnel benefits for the years ended December 31, 2018 and 2017:

	Year ended December 31,
	2018	2017	Variation
	(in thousands of pesos, except percentages)
Salaries	6,224,799	6,730,474	(505,675)	(7.5)%
Social security charges	1,838,875	1,942,070	(103,195)	(5.3)%
Personnel compensations and rewards	876,749	759,730	117,019	15.4%
Personnel services	228,629	260,821	(32,192)	(12.3)%
Other short term personnel benefits	1,635,207	1,458,747	176,460	12.1%
Termination benefits	15,907	9,464	6,443	68.1%
Fees to bank directors and supervisory committee	20,004	16,022	3,982	24.9%
Other long term benefits	47,521	44,532	2,989	6.7%
	10,887,691	11,221,860	(334,169)	(3.0)%

Salaries declined 7.5% in the fiscal year ended December 31, 2018 compared with the fiscal year ended December 31, 2017 as a result of a change in the way of calculating the increases agreed with the unions for the year 2018.

The table below provides a breakdown of administrative expenses for the fiscal years ended December 31, 2018 and 2017:

	Year ended December 31,
	2018	2017	Variation
	(in thousands of pesos, except percentages)
Travel expenses	108,333	104,830	3,503	3.3%
Administrative expenses	644,421	570,631	73,790	12.9%
Security services	362,799	499,667	(136,868)	(27.4)%
Other fees	352,361	335,488	16,873	5.0%
Insurance	86,530	88,918	(2,388)	(2.7)%
Rent	939,607	771,473	168,134	21.8%
Stationery and supplies	45,114	62,206	(17,092)	(27.5)%
Electricity and communications	393,556	325,774	67,782	20.8%
Advertising	495,336	663,827	(168,491)	(25.4)%
Taxes	2,018,210	1,934,474	83,736	4.3%
Maintenance costs	922,100	886,699	35,401	4.0%
Armored transportation services	1,289,761	1,115,168	174,593	15.7%
Other administrative expenses	993,099	1,050,597	(57,498)	(5.5)%
	8,651,227	8,409,752	241,475	2.9%

Within administrative expenses, security services decreased 27.4% from Ps.500.0 million in the fiscal year ended December 31, 2017 to Ps.362.8 million in the fiscal year ended December 31, 2018 as a consequence of the implementation of the Bank´s new security system, which involved a reduction in security personnel.

Rent increased 21.8% from Ps.771.5 million in the fiscal year ended December 31, 2017 to Ps.939.6 million in the fiscal year ended December 31, 2018 as a consequence of the increase in the exchange rate, due to the fact that most contracts are denominated in foreign currency.

Advertising decreased 25.4% from Ps.663.8 million in the fiscal year ended December 31, 2017 to Ps.495.3 million in the fiscal year ended December 31, 2018 as a consequence of the termination of the sponsorship agreements with the Boca Juniors and River Plate soccer teams in the second half of 2017.

Finally, armored transportation services increased by 15.7% from Ps.1,115.2 million in the fiscal year ended December 31, 2017 to Ps.1,289.8 million in the fiscal year ended December 31, 2018 due to an increase in the amount of services used by the Bank and by an increase in the price of such services.

Depreciation and amortization

Depreciation and amortization amounted to Ps.1,922.3 million in the fiscal year ended December 31, 2018 and Ps.1,429.4 million in the fiscal year ended December 31, 2017. The amount recorded in 2018 increased 34.5% compared with 2017. Changes for the period under analysis are mainly due to the incorporation of several assets, such as furniture and facilities and equipment, which began to be depreciated, and the effect of the adjustment for inflation on depreciation.

The components of depreciation and amortization are detailed below:

	Year ended December 31,
	2018	2017	Variation
	(in thousands of pesos, except percentages)
Depreciation of property and equipment	1,765,921	1,288,416	477,505	37.1%
Depreciation of investment properties	4,420	3,308	1,112	33.6%
Amortization of intangible assets	151,583	136,224	15,359	11.3%
Depreciation of other assets	336	1,414	(1,078)	(76.2)%
	1,922,260	1,429,362	492,898	34.5%

Impairment of financial assets

Impairment of financial assets totaled Ps.3,834.0 million in the fiscal year ended December 31, 2018, representing a 51.7% increase compared with Ps.2,527.8 million of impairment of financial assets in the fiscal year ended December 31, 2017.

In 2018, the Argentine financial sector experienced deteriorating conditions due to a large increase in the inflation rate, the consequent loss of purchasing power and the fall in GDP, which resulted in an increase in the default rate.

The non-performing loan portfolio amounted to Ps.3,753.5 million at December 31, 2018, representing a 181.2% increase compared with Ps.1,334.7 million at December 31, 2017 due to the foregoing and, in particular, due to an increase in non-performing loans in the wholesale portfolio. The non-performing loan portfolio ratio increased to 1.8% at December 31, 2018 from 0.7% at December 31, 2017 as a result of the foregoing.

Loss on net monetary position

In a hyperinflationary economy, reporting of operating results and financial position in the local currency without restatement is generally not considered useful to investors. Money loses purchasing power at such a rate that comparison of amounts from transactions and other events that have occurred at different times, even within the same accounting period, can be different or misleading.

The table below sets forth the Bank’s net monetary inflation adjustment effect, which has been calculated by applying the CPI to the average balances of monetary assets and liabilities in each of 2018 and 2017, with such average balances calculated as the averages of the beginning and ending balances for each year:

		Year ended December 31,
		2018	2017
		(stated in thousands of pesos)
	ASSETS

	Cash and cash equivalents	(32,392,419)	(16,080,565)
	Loans and other receivables, net	(73,024,239)	(38,576,522)
	Investment securities	(9,673,053)	(4,877,458)
	Financial assets pledged as collateral	(1,875,898)	(1,011,481)
	Other assets	(12,262,964)	(69,030,761)
(A)	TOTAL ASSETS	(129,228,573)	(65,057,549)

	LIABILITIES

	Deposits	97,514,883	49,980,673
	Other financial liabilities	9,951,225	4,055,099
	Bank loans	1,466,653	259,888
	Corporate bonds issued	1,067,572	714,459
	Income tax liabilities	1,992,359	984,119
	Other liabilities	5,581,645	2,903,533
(B)	TOTAL LIABILITIES	117,574,337	58,897,771

(A) + (B)	Net monetary inflation adjustments	(11,654,234)	(6,159,779)

Share of profit of equity accounted investees

Share of profit of equity accounted investees decreased by 6.1% to Ps.317.5 million for the fiscal year ended December 31, 2018 from Ps.338.3 million for the fiscal year ended December 31, 2017 mainly due to a lower profit obtained by the our investees.

On September 25, 2018, the Bank deconsolidated Volkswagen Financial Services Compañía Financiera S.A. as result of the loss of control over the company due to the termination of the two-year commitment by the Bank to provide financing to the company. As a result, since such date it has been accounted for under share of profit of equity accounted investees.

Income tax

Income tax expense for the fiscal year ended December 31, 2018 was Ps.4,336.4 million, a 500.2% increase compared to Ps.722.5 million recorded for the fiscal year ended December 31, 2017. The increase in 2018 was mainly due to a higher monetary inflation adjustment and the revaluation of property.

Profit

As a result of the foregoing, loss for the fiscal year ended December 31, 2018 amounted to Ps.1,569.7 million, compared with the Ps.1,859.5 million profit recorded for the fiscal year ended December 31, 2017.

Profit attributable to the owners of the Bank

As a result of the foregoing, loss attributable to owners of the Bank for the fiscal year ended December 31, 2018 amounted to Ps.1,489.7 million, compared with the Ps.1,903.8 million profit recorded for the fiscal year ended December 31, 2017.

Loss attributable to non-controlling interests

Loss attributable to non-controlling interests for the fiscal year ended December 31, 2018 amounted to Ps.80.0 million, an 80.4% increase compared with the Ps.44.3 million loss attributable to non-controlling interests recorded for the fiscal year ended December 31, 2017.

Financial Position

	Year ended December 31,
	2018	2017	Variation
	(in thousands of pesos, except percentages)

Cash, cash balances at central banks and other demand deposits	99,105,461	56,453,684	42,651,777	75.6%
Financial assets at fair value through profit or loss	8,627,543	9,494,547	(867,004)	(9.1)%
Financial assets at amortized cost	203,541,121	201,776,086	1,765,035	0.9%
Financial assets at fair value through other comprehensive income	24,563,962	25,220,479	(656,517)	(2.6)%
Investment in joint ventures and associates	1,756,254	1,394,154	362,100	26.0%
Tangible assets	17,061,205	17,770,756	(709,551)	(4.0)%
Goodwill and intangible assets	633,943	592,146	41,797	7.1%
Income tax assets	385	44,874	(44,489)	(99.1)%
Other assets	5,710,639	5,746,421	(35,782)	(0.6)%
Non-current assets held for sale	541,936	289,945	251,991	86.9%
TOTAL ASSETS	361,542,449	318,783,092	42,759,357	13.4%

Financial liabilities at fair value through profit or loss	2,069,529	339,253	1,730,276	510.0%
Financial liabilities at amortized cost	293,240,299	249,393,674	43,846,625	17.6%
Debt securities issued	2,473,690	3,030,411	(556,721)	(18.4)%
Provisions	1,708,116	1,319,780	388,336	29.4%
Income tax liabilities	5,552,524	4,098,310	1,454,214	35.5%
Other liabilities	10,956,150	11,085,009	(128,859)	(1.2)%
TOTAL LIABILITIES	316,000,308	269,266,437	46,733,871	17.4%

Equity attributable to owners of the Bank	45,512,029	49,061,871	(3,549,842)	(7.2)%
Non-controlling interests	30,112	454,784	(424,672)	(93.4)%
TOTAL EQUITY	45,542,141	49,516,655	(3,974,514)	(8.0)%

Total Assets

At December 31, 2018 we had total assets of Ps.361,542.4 million, which represented a 13.4% increase from Ps.318,783.1 million of total assets as of December 31, 2017.

The increase was mainly due to a 75.6% increase in cash, cash balances at Central Bank and other demand deposits from Ps.56,453.7 million at December 31, 2017 to Ps.99,105.5 million at December 31, 2018 mainly due to an increase in the minimum cash requirement established by BCRA; a 0.9% increase in financial assets at amortized cost from Ps.201,776.1 at December 31, 2017 to Ps.203,541.1 million at December 31, 2018; a 26.0% increase in joint ventures and associates from Ps.1,394.2 million at December 31, 2017 to Ps.1,756.3 million at December 31, 2018; a 86.9% increase in non-current assets held for sale from Ps.289.9 million at December 31, 2017 to Ps.541.9 million at December 31, 2018; a 7.1% increase in goodwill and intangible assets from Ps.592.1 million at December 31, 2017 to Ps.633.9 million at December 31, 2018. These increases were partially offset by a 9.1% decrease in financial assets at fair value through profit or loss from Ps.9,494.5 million at December 31, 2017 to Ps.8,627.5 million at December 31, 2018; 4.0% decrease tangible assets from Ps.17,770.8 million at December 31, 2017 to Ps.17,061.2 million at December 31, 2018; a 2.6% decrease in financial assets at fair value through other comprehensive income from Ps.25,220.5 million at December 31, 2017 to Ps.24,564.0 million at December 31, 2018; a 99.1% decrease in income tax assets from Ps.44.9 million at December 31, 2017 to Ps.0.4 million at December 31, 2018 and a 0.6% decrease in other assets from Ps.5,746.4 million at December 31, 2017 to Ps.5,710.6 million at December 31, 2018.

Total Liabilities and Equity

At December 31, 2018, we had total liabilities of Ps.316,000.3 million, which represented a 17.4% increase from the Ps.269,266.4 million at December 31, 2017. The increase was mainly due to a 17.6% increase in financial liabilities at amortized cost from Ps.249,393.7 million at December 31, 2017 to Ps.293,240.3 million at December 31, 2018 mainly due to growth in term deposits and saving accounts as a consequence of the increase in interest rates; a 510.0% increase financial liabilities at fair value through profit or loss from Ps.339.3 million at December 31, 2017 to Ps.2,069.5 million at December 31, 2018; a 35.5% increase in income tax liabilities from Ps.4,098.3 million at December 31, 2017 to Ps.5,552.5 million at December 31, 2018; and 29.4% increase in provisions from Ps.1,319.8 million at December 31, 2017 to Ps.1,708.1 million at December 31, 2018. These increases were partially offset by a 18.4% decrease in debt securities issued from Ps.3,030.4 million at December 31, 2017 to Ps.2,473.7 million at December 31, 2018 and a 1.2% decrease in other liabilities from Ps.11,085.0 million at December 31, 2017 to Ps.10,956.2 million at December 31, 2018.

Shareholders’ equity decreased by 8.0% from Ps.49,516.7 million at December 31, 2017 to Ps.45,542.1 million at December 31, 2018. The decrease resulted mainly from the impact of the first-time implementation of IFRS 9 of Ps.725.4 million, a decrease of Ps.1.569.7 million in net income for the year, a decrease of Ps.27.7 million of other comprehensive income, less the distribution of Ps.1,307.0 million of dividends in cash, other net increases of Ps.24.5 million and a Ps.369.2 million decrease for loss of control of VWFS. In addition the Bank increased its legal and facultative reserves during the year by Ps.1,045.1 million and Ps.2,873.4 million, respectively, against retained earnings.

Significant changes in financial position

Credit growth was affected due to the devaluation of the peso and higher interest rates. In retail banking, positive growth was recorded in connection with credit card and personal loans, while mortgages loans reflected the impact of the increasing inflation.

Short-term liquidity was allocated in BCRA instruments. National government debt held by the Bank increased as a consequence of the increase in peso-denominated debt and the renovation and extension of the reverse repurchase agreements.

Under the reverse repurchase agreements, the Bank entered into agreements with the Republic for which the Republic receives funds from the Bank for a term of 18 months with a LIBOR rate plus a spread and the Republic pledges certains bonds.

During 2018, the Bank carried out two reverse repurchase transactions with the Argentine Republic with respect to the Argentine bond in U.S. dollars due 2024 (“BONAR 8.75% due 2024”) for a total amount of US$350,000,000.00. It matures in part on March 5, 2019 (US$50,000,000.00 at the LIBOR six-month rate plus 290 basis points) and the remaining portion matures on May 7, 2020 (US$300,000,000.00 at the LIBOR six-month rate plus 550 basis points).

During 2017, the Bank carried out two reverse repurchase transactions with the Argentine Republic with respect to the BONAR 8.75% due 2024 for a total amount of US$250,000,000.00. It matures in part on December 30, 2018 (US$200,000,000.00 at the six-month rate plus 290 basis points) and the remaining portion matures on March 5, 2019 (US$50,000,000.00 at the LIBOR six-month rate plus 290 basis points).

As of December 31, 2018 and 2017, the book value of these reverse repurchase transactions was Ps.12,832.5 million and Ps.9,345.9 million, respectively.

Deposits rose during the year, growing at a faster pace than loans, mainly driven by the interest rate increase and the disbanding of the Lebac portfolio implemented during the year by the BCRA.

The growth in lines from other banks, which consist of financing received from banks and international credit organizations, corresponds mainly to funds to finance foreign trade operations.

B.	Liquidity and Capital Resources

Asset and Liability Management

The purpose of the asset and liability management is to structure our consolidated statement of financial position in light of interest rates, liquidity and foreign exchange risks, as well as market risk, public sector risk and our capital structure. Our Asset and Liability Committee establishes specific limits with respect to risk exposure, sets forth our policy with respect to pricing and approves commercial policies which may have a financial impact on our balance sheet. It is also responsible for the follow-up of monetary aggregates and financial variables, our liquidity position, regulations from the Central Bank and monitoring the competitive environment in assets, liabilities and interest rates.

Liquidity

Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, our ratio of liquid assets to total deposits was 36.7% and 26.4% at December 31, 2018 and 2017. Liquid assets include cash, amounts due from banks and government and corporate securities.

Our primary source of funds is our deposit base, which primarily consists of peso- and dollar-denominated deposits in checking accounts, savings accounts and time deposits from individuals and corporations. Deposits at December 31, 2018 totaled Ps.259,509.1 million compared with Ps.227,277.8 million at December 31, 2017.

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

As of December 31, 2017 we had issued 24 series under the Program for Ps.6,944.2 million of corporate bonds, with a maturity between one and three years, and subject to floating interest rates. The bonds have been fully subscribed and paid in and must be repaid at maturity.

As of December 31, 2018 and 2017, the outstanding principal and accrued interest under the program amounted to Ps.2,473,690 (in connection with Classes 20, 22, 23, 24 and 25 of the corporate bonds) and Ps.3,030,411 (in connection with series 18, 19, 20, 21, 22, 23 and 24 of corporate bonds), respectively.

On February 28, 2019, the Bank issued Class 26 and 27 Corporate Bonds. Class 26 Corporate Bonds were fully subscribed and paid in for Ps.529.4 million, at 9-month and fully payable upon maturity, with an annual nominal applicable rate of 43% and payment of interest upon maturity of the Corporate Bond.

In addition, Class 27 Corporate Bonds were fully subscribed and paid in for 1,090,000, at 18 months and fully payable upon maturity, at private Badlar and an annual nominal applicable margin of 6.25% and quarterly interest payments.

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

As at December 31, 2018 the Bank’s capital stock consisted of 612,659,638 ordinary shares, par value Ps.1.00 each, all of which were issued to the stockholders. After taking into account the adjustment for inflation, the capital stock of the Bank would amount to 13,205,857 thousand.

Interest Rate Sensitivity

A key component of our asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity measures the exposure of net interest income to interest rate changes. For any given period, the pricing structure is matched when an equal amount of assets and liabilities reprice. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position and is shown in the following tables. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income while an increase in interest rates would have a negative effect on interest income.

Our interest rate sensitivity strategy, which seeks to maintain exposure within levels that are consistent with BBVA SA’s risk appetite framework approved by the Board of Directors, takes into account not only the rates of return and their underlying risk, but also liquidity requirements, including minimum regulatory cash reserves, mandatory liquidity ratios, withdrawal and maturity of deposits and additional demands for funds.

The following table shows the interest rate sensitivity of our interest-earning assets and interest-bearing liabilities. Variations in interest rate sensitivity may also arise within the repricing periods presented.

During 2018, the gap generated by the mismatch between assets and liabilities has declined, primarily due to the increase in foreign currency deposits.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2018
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets
Interest earning deposits in banks	558,850	648,802	—	—	—	1,207,652
Government securities	21,274,537	2,603,696	7,091,261	1,353	—	30,970,946
Corporate bonds	60,221	164,228	56,748	—	—	281,197
Loans (1)	104,279,444	36,103,691	36,847,330	3,018,264	5,431,857	185,680,586
Total	126,173,052	39,520,417	43,995,339	3,019,617	5,431,857	218,140,381
Interest-bearing liabilities
Deposits	199,747,883	6,021,931	37,856	—	—	205,807,670
Corporate bonds	2,394,163	—	24,988	—	—	2,419,151
Due to other banks	5,694,419	664,582	852,795	—	—	7,211,796
Total	207,836,465	6,686,513	915,639	—	—	215,438,617
Asset/liability gap	(81,663,413)	32,833,904	43,079,700	3,019,617	5,431,857	2,701,764
Cumulative sensitivity gap	(81,663,413)	(48,829,509)	(5,749,809)	(2,730,192)	2,701,764
Cumulative sensitivity gap as a percentage of total interest-earning assets	(37.44)%	(22.38)%	(2.64)%	(1.25)%	1.24%

(1)	Loan amounts are stated before deducting the allowance for loan losses.

The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2018
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	145,886	—	—	—	—	145,886
Government securities	20,793,428	913,057	7,091,173	1,338	—	28,798,996
Corporate bonds	60,221	51,080	56,748	—	—	168,049
Loans (1)	75,590,184	12,727,306	27,167,975	3,018,264	5,431,857	123,935,586
Total	96,589,719	13,691,443	34,315,896	3,019,602	5,431,857	153,048,517
Interest-bearing liabilities:
Deposits	105,345,539	4,700,247	28,429	—	—	110,074,215
Corporate bonds	2,394,163	—	24,988	—	—	2,419,151
Due to other banks	293,737	664,582	852,795	—	—	1,811,114
Total	108,033,439	5,364,829	906,212	—	—	114,304,480
Asset/liability gap	(11,443,720)	8,326,614	33,409,684	3,019,602	5,431,857	38,744,037
Cumulative sensitivity gap	(11,443,720)	(3,117,106)	30,292,578	33,312,180	38,744,037
Cumulative sensitivity gap as a percentage of total interest-earning assets	(7.48)%	(2.04)%	19.79%	21.77%	25.31%

(1)	Loan amounts are stated before deducting the allowance for loan losses.

The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2018
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	412,964	648,802	—	—	—	1,061,766
Government securities	481,109	1,690,639	88	15	—	2,171,851
Corporate bonds		113,148		—	—	113,148
Loans (1)	28,689,260	23,376,385	9,679,355		—	61,745,000
Total	29,583,333	25,828,974	9,679,443	15	—	65,091,765
Interest-bearing liabilities:
Deposits	94,402,344	1,321,684	9,427	—	—	95,733,455
Due to other banks	5,400,682	—	—	—	—	5,400,682
Total	99,803,026	1,321,684	9,427	—	—	101,134,137
Asset/liability gap	(70,219,693)	24,507,290	9,670,016	15	—	(36,042,372)
Cumulative sensitivity gap	(70,219,693)	(45,712,403)	(36,042,387)	(36,042,372)	(36,042,372)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(107.88)%	(70.23)%	(55.37)%	(55.37)%	(55.37)%

(1)	Loan amounts are stated before deducting the allowance for loan losses.

Exchange Rate Sensitivity

At December 31, 2018, our total foreign exchange-denominated asset position was Ps.131,091 million and our total foreign exchange-denominated liability position was Ps.126,200 million, resulting in a net asset currency position of Ps.4,891 million. For a description of foreign exchange risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk”.

Capital Requirements

As of December 31, 2018, we had consolidated excess capital of Ps.14,687.9 million pursuant to the Central Bank’s rules. At such date, both “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.36,478.8 million under the Argentine risk-based capital guidelines, which are based on the Basel Accord.

As of December 31, 2017, we had consolidated excess capital of Ps.11,655.9 million pursuant to the Central Bank’s rules. At such date, both “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.27,309.7 million under the Argentine risk-based capital guidelines, which are based on the Basel Accord.

As of December 31, 2018, we complied with the Central Bank's capital requirements on a consolidated basis. See a description of the minimum capital requirements currently in effect in "Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework".

As of December 31, 2018 and 2017, our stockholders’ equity was Ps.45,723.1 million and Ps.49,061.9 million, respectively. At such dates, our ratio of average stockholders’ equity/average total assets was 12.64% and 15.39%, respectively. See “Item 4. Information on the Company—E. Selected Statistical Information—Return on Equity and Assets”.

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

	At December 31,
	2018	2017
	(in thousands of pesos, except ratios and percentages)
Calculation of excess capital (1)
Allocated to assets at risk	18,103,885	12,726,716
Allocated to Bank premises and equipment, intangible assets and equity investment assets	—	—
Interest rate risk	—	—
Public sector and securities in investment account	—	—
A- Minimal exigency by adds up risks	18,103,885	12,726,716

B- Basic exigency for custody of titles of the AFJP and / or agent of record of mortgage notes	—	—

Maximum between A and B	18,103,885	12,726,716
Market risk	92,786	369,204
Operational risk	3,594,744	2,557,896
Required minimum capital under Central Bank rules	21,791,415	15,653,816

Basic net worth	33,742,881	24,641,018
Complementary net worth	1,940,905	1,578,420
Deductions	—	—
Minority interest	795,022	1,090,307
Total capital under Central Bank rules	36,478,808	27,309,745

Excess capital	14,687,393	11,655,929

Selected capital and liquidity ratios
Average stockholders’ equity as a percentage of average total assets (1)(2)	11.13%	11.27%
Total liabilities as a multiple of total stockholders’ equity	8.20x	7.66x
Cash and due from banks as a percentage of total deposits	38.19%	24.45%
Liquid assets as a percentage of total deposits (1)(3)	50.44%	46.55%
Loans as a percentage of total assets	51.16%	56.89%

(1)	See "Item 4. Information on the Company—F. The Argentine Banking System and Its Regulatory Framework—Capital Adequacy Requirements" for a discussion of the Central Bank’s capital requirements.

(2)	Average stockholders’ equity and average total assets computed as the average of period-beginning and period-ending balances.

(3)	At December 31, 2018 and 2017, “Liquid Assets” includes cash and due from banks and government and corporate securities.

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

Credit Ratings

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of and reduce our market access to debt financing. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Argentine Financial System and to BBVA Francés—Our credit ratings depend on Argentine sovereign credit ratings, and such dependence limits our access to international financial markets.”

Standard & Poor’s

In November 2017, Standard & Poor’s upgraded the local sovereign debt rating of Argentina to “raAA” from “raA+” and upgraded the global long-term institutional rating to “B+” from “B”, maintaining the global short-term institutional rating in “B”. These upgrades reflected more confidence regarding the political capacity of the Argentine government to continue with its economic agenda, which was expected to result in a more predictable economic policy. As a result, the Bank’s ratings were also modified. Its long-term and short-term institutional ratings were upgraded to “raAA” and “raA-1+” from “raA+” and “raA-1”, respectively. Additionally, the Bank’s negotiable obligations program was also upgraded to “raAA” from “raA+”.

In April 2018, Standard & Poor´s affirmed the Bank´s negotiable obligations program rating as “raAA”, considering the extension of the program up to US$1,500 million (from US$750 million)

In August 2018, Standard & Poor´s placed Argentina B+/B ratings on CreditWatch negative. The CreditWatch negative reflects the risk of worsening creditworthiness due to potential problems in the implementation of the government’s strategy to stabilize the economy. Consequently, the Bank´s ratings were also modified and put on CreditWatch negative.

In November 2018, Standard & Poor´s downgraded the local sovereign rating of Argentina to “raAA-” from “raAA”. This downgrade reflects the erosion of the debt profile, slower economic growth and inflation associated challenges in the implementation of the government’s economic adjustment program. As a result, the Bank´s ratings were also modified. The Bank’s long-term institutional rating was downgraded to “raAA-” from “raAA”. The Bank´s negotiable obligations program was also downgraded to “raAA-”. Additionally, the Bank´s ratings were removed from CreditWatch negative, and were changed to stable.

Fix SCR

In April 2018, Fix SCR (the local Argentine affiliate of Fitch Ratings) reconfirmed the Bank’s ratings as “AAA” in Argentina, the Bank’s national short-term rating as “A1+” and its rating as stable. In making its determination, Fix SCR considered the Bank’s branch network, asset quality, expected returns and its liquidity and capitalization, as well as the strength of the BBVA Group.

Fitch Ratings

The Bank´s Local Currency Long-term Default Rating (“IDR”) and Support Rating (“SR”) are sensitive to a change in Fitch´s view on BBVA´s ability and propensity to provide support to the Bank. The Bank´s IDR and Viability Rating (“VR”) would also likely move in line with a change in Argentina´s sovereign rating.

In October 2017, Fitch Ratings upgraded the Bank´s IDR to “B+” from “B” and its SR to “4” from “5”, with a stable outlook. Fitch also affirmed the Bank´s standalone VR at “b”. The upgrades were based on Fitch’s opinion that BBVA Francés’s shareholder support has improved. Notwithstanding BBVA´s strong financial profile (A-/Stable), BBVA Francés’s rating is limited to one notch above Argentina´s IDR given downside risks of high economic stress, the country´s tentative policy reforms and still normalizing relations with creditors.

In November 2017, Fitch Ratings upgraded the Bank´s outlook to Positive from Stable following Fitch´s revision of the outlook on Argentina´s sovereign rating on November 7, 2017.

In May 2018, Fitch Ratings revised its rating outlook on the IDR to Stable from Positive, following Fitch´s revision of the outlook on Argentina´s sovereign rating to Stable from Positive on May 4, 2018.

In September 2018, Fitch Ratings assigned a Foreign Currency Long-term Issuer Default Rating (“FC IDR”) of “B”. Fitch also assigned an IDR of “B” in order to publish the full set of ratings for the Bank. The rating outlook is stable.

In November 2018, Fitch Ratings revised the Bank´s rating outlook on the IDR to Negative from Stable, following Fitch´s revision of the outlook on Argentina´s sovereign rating.

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

We believe that the macroeconomic environment and the following trends in the Argentine financial system and in our business have affected and will, for the foreseeable future, continue to affect our results of operations and profitability. Our continued success and ability to increase our value to our shareholders will depend upon, among other factors, economic growth in Argentina and the corresponding growth of the market for long-term private sector lending and access to financial products and services by a larger segment of the population. This analysis should be read in conjunction with the discussion in “Item 3. Key Information—D. Risk Factors” of this annual report on Form 20-F.

Trends related to the international and local scenario

2018 was a year of economic deterioration for the global economy. Financial tensions, the worsening of economic activity indicators, the deceleration of growth of the American and Chinese economies, uncertainty regarding protectionism and indications by the U.S. Federal Reserve Bank of interest rate increases were the main factors affecting the global economy in 2018.

Poor economic indicators negatively impacted the confidence of both the consumers and the service sector, and had a direct implication in the decline in consumption growth. These negative implications produced a strong increase in global risk aversion.

In Argentina, 2018 was a year of high volatility, mainly in the foreign exchange market, generated by both internal and external factors. On the one hand the country was affected by higher interest rates imposed by the U.S. Federal Reserve Bank and the commercial tensions between the United States and its trading partners, the consequences of which extended to emerging economies such as Argentina and Turkey. On the other hand, Argentina suffered a significant drought that affected the harvest and consequently the economic growth and the foreign currency supply. On the financial side, a series of inconsistencies and imbalances caused alarm in the markets, causing an abrupt capital outflow the closing of international capital markets to Argentine companies, which culminated with the IMF assistance in June 2018.

In terms of activity, Argentine GDP in 2018 showed a decrease of 2.5% compared to 2017. While in the first part of the year economic activity deterioration was driven by the drought, in the second part of the year it was driven by the domestic financial conditions.

In terms of inflation, prices increased 47.6% in 2018, reflecting an acceleration compared to the 24.8% inflation of the previous year, as a result of the foreign exchange and financial crises suffered in 2018.

In terms of fiscal result, the public sector registered a deficit of 2.4% of GDP, surpassing the fiscal target of 2.7% of GDP, as agreed with the IMF.

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

The financial sector has maintained good levels of solvency and liquidity even though asset quality has deteriorated due to the financial environment. In terms of profitability, although domestic financial institutions have not had profits in real terms in recent years, mainly due to the high inflation environment, the Central Bank is playing an active role in trying to control inflation and exchange rate volatility.

In this sense, although lower interest margins are expected, lower rates might not necessarily result in lower profitability in real terms as inflation is also expected to be lower.

According to BBVA Research estimates, the Argentine financial system is expected to grow in the coming years, with a private loans and total deposits to GDP ratios of 11.4% and 19.6%, respectively, expected for 2019, and 11.3% and 20.7%, respectively, expected for 2020, with increasing growth in subsequent years.

The Argentine banking system remains largely unconsolidated, with significantly more financial institutions compared to other countries of the region, and with the top five banks concentrating only approximately 50% of the loan market share, compared to an average of 75% in other Latin American peers. As a result, we believe there is significant room for industry consolidation.

Trends related to BBVA Francés

2018 was a challenging year in which the objective of increasing the sources of financing in order to increase the Bank’s balance sheet transformed into a new scenario of excess liquidity in local currency due to strong increases in the interest rates and the limited availability of credit, as well as greater prudency in the foreign currency balance sheet due to high volatility in deposits, as a result of the financial crisis and foreign exchange volatility.

Nonetheless, despite greater foreign exchange volatility, deposits in pesos remained stable and even had a slight upward trend.

In terms of interest rates, the focus was mainly on the increase in financing costs. All of the Bank’s products, assets and liabilities experienced strong increases in their prices, which had a direct impact on the Bank’s net interest margin, which began to increase in the second quarter of the year.

Although the economy could begin to recover in 2019, GDP is still expected to contract by 1.2%.

In this context, BBVA Francés’ goal is transformation, combining digital with cultural transformation in order to be more productive and increase its client base.

BBVA Francés plans to reinforce its strategy and focus on clients and customer service.

Additionally, the Bank expects to focus on improving penetration of its core products, seeking to take advantage of different opportunities, in spite of the challenging economic environment.

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

Derivatives

The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. We reduce our exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the hedging global policy defined by the Bank for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. We attempt to limit our credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate.

Credit Commitments

Commitments to extend credit are agreements to lend to a customer at a future date, subject to compliance with contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent actual future cash requirements for the Bank. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. Foreign trade acceptances represent Bank customer’s liabilities on outstanding drafts or bills of exchange that have been accepted by the Bank and the Bank’s liability to remit payment upon the presentation of the accepted drafts or bills of exchange. The credit risk involved in foreign trade acceptances and guarantees granted is essentially the same as that involved in extending loan facilities to customers.

Trust Activities

We act as trustee in several financial trusts established for various purposes. We are in no case personally liable for the liabilities assumed in the performance of the trust obligations. Any liabilities resulting from the trust are satisfied with and up to the full amount of the trust assets or their proceeds.

In addition, we act as trustee in 12 non-financial trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non-financial trusts at issue were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the trust assets. The trust assets represented Ps.229.1 million as of December 31, 2018 and mainly consisted of cash, creditors’ rights, real estate and shares.

F.	Tabular Disclosure of Contractual Obligations

The following table represents our contractual obligations and commercial commitments as of December 31, 2018:

	Payments due by period (in thousands of pesos)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations
Long-term debt	38,020,230	36,489,314	1,529,776	1,139	—
Operating leases	1,174,139	448,271	442,694	206,620	76,554
Total	39,194,369	36,937,585	1,972,470	207,759	76,554

Commercial commitments
Lines of credit	531,590	531,590	—	—	—
Foreign trade acceptances	603,401	603,044	357	—	—
Guarantees	713,584	600,316	112,920	—	348
Total	1,848,575	1,734,950	113,277		348

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

Name	Current Term Ends	Current Position	Date of Birth	Present principal occupations and business experience

Jorge Carlos Bledel (*)	December 2020	Chairman	04/19/1954

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

Mr. Castillo Triguero was elected Director in April 2016.

Juan Manuel Ballesteros Castellano (*)	December 2019	Vice Chairman 2º	02/07/1963

Present principal occupation: regular director at BBVA Francés.

Business experience: organization director at BBVA; and human resources director at BBVA.

Mr. Juan Manuel Ballesteros Castellano was elected Director in April 2016.

Gabriel Eugenio Milstein (*)	December 2020	Director	08/14/1958

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

Mr. Luna was elected Director in March 2017.

Name	Current Term Ends	Current Position	Date of Birth	Present principal occupations outside BBVA Francés and business experience

Oscar Miguel Castro (*)	December 2020	Director	12/04/1945

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

Mr. Castro was elected Director in March 2003.

Javier Pérez Cardete (*)	December 2018 (**)	Director	02/19/1961

Present principal occupation: alternate director at BBVA Francés.

Business experience: south and east territorial director at BBVA; area director at BBVA; and risk responsible of Valencia at BBVA.

Mr. Javier Pérez Cardete was elected Director in April 2016.

Gustavo A. Mazzolini Casas	December 2018 (**)	Director	03/27/1967

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

Mr. Mazzolini was elected Director in March 2017.

Adriana M. Fernández de Melero	December 2018 (**)	Director	04/02/1961

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

(**) Pending resolution of BCRA.

The ordinary and extraordinary shareholders’ meeting held on April 26, 2016 elected Gabriel Milstein in substitution of Mario Luis Vicens as Regular Director and Alfredo Castillo Triguero, Juan Manuel Ballesteros and Javier Pérez Cardete as Alternate Directors.

The ordinary and extraordinary shareholders’ meeting held on March 30, 2017 elected Jorge Delfín Luna in substitution of Marcelo Gustavo Canestri as Regular Director; reelected Juan Manuel Ballesteros Castellano and Alfredo Castillo Tiguero as Regular Directors and elected Adriana Fernández de Melero and Gustavo Alberto Mazzolini Casás as Alternate Directors.

At the ordinary and extraordinary shareholders’ meeting held on April 10, 2018, Oscar Miguel Castro and Gabriel Eugenio Milstein were reelected as Regular Directors.

At the ordinary and extraordinary shareholders’ meeting held on April 24, 2019, María Isabel Goiri Lartitegui was elected chairwoman to succeed Jorge Carlos Bledel. In addition, Adriana María Fernández de Melero was elected as Regular Director and Gabriel Alberto Chaufán was elected as Alternate Director. Moreover, Javier Pérez Cardete and Gustavo Alberto Mazzolini Casas were reelected as Alternate Directors.

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

Mr. Alonso joined the Bank in 1988.

Gustavo Osvaldo Fernández	2010	Director, Talent & Culture	01/22/1964	Work Experience: director of technology and operations at BBVA; systems and organizations coordinator at Banca Nazionale del Lavoro; systems coordinator at Banco de Galicia; organization and systems development manager at Banco de Crédito Argentino; design and development manager at BBVA Francés; media director at BBVA Francés; design and development at América director at BBVA; and business partner America at BBVA.

				Mr. Fernández joined the Bank in 1995.

Carlos Elizalde	2014	Director, Corporate & Investment Banking	06/12/1961

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

The aggregate amount of compensation paid by the Bank and its subsidiaries during the fiscal year ended December 31, 2018 to all directors and officers for services in all capacities, including salaries and bonuses, was Ps.185,800 million. This amount also included compensation accrued during 2017 and paid in 2018. Compensation in the amount of Ps.61,126 million accrued during 2018 and was fully paid in 2019. We hereby confirm that disclosure of the directors individual compensation is not required under the Argentine law. Moreover, Argentine legislation requires approval of an aggregate amount of Director’s compensation in the annual ordinary shareholders’ meeting.

During the fiscal year ended December 31, 2018 and 2017, the Bank did not pay, set aside or accrue any amount as contribution to pension plans.

C.	Board practices

Our corporate governance system is based on the distribution of functions between the Board and the several committees described below.

Supervisory Committee

The primary responsibilities of the Supervisory Committee are to monitor the management’s compliance with Argentine corporate law, the by-laws, the Bank’s internal regulations, if any, and the shareholders’ resolutions. It also, performs other functions, including, but not limited to: (i) attending meetings of the Board, the Management Committee and shareholders’ meetings, (ii) calling extraordinary shareholders’ meetings when deemed necessary and ordinary and special shareholders’ meetings when not called by the Board, and (iii) investigating written complaints of shareholders. In performing these functions, the Supervisory Committee does not control our operations or assess the merits of the decisions made by the directors.

The Supervisory Committee has unlimited access to our books and records and a right to request as much information as necessary for the performance of its duties.

At the ordinary and extraordinary shareholders’ meeting of BBVA Francés held on April 24, 2019, the following members were appointed to the Supervisory Committee:

Expiration of term
Regular	Mario Rafael Biscardi	December 31, 2019
	Gonzalo José Vidal Devoto	December 31, 2019
	Alejandro Mosquera	December 31, 2019

Alternate	Julieta Paula Pariso	December 31, 2019
	Lorena Claudia Yansenson	December 31, 2019
	Daniel Oscar Celentano	December 31, 2019

Both the regular and alternate members of the Supervisory Committee as of December 31, 2018 had represented, in their capacity as lawyers, to the Bank that: (a) they performed or were prepared to perform the function of legal advisors with the professional independence required by technical resolution No. 15 of the Argentine federation of professional councils in economic sciences; (b) they were members of Biscardi & Asociados S.R.L. and qualify as “independent” according to General Resolution No. 622 (New Text 2013), and (c) they had disclosed all the information required by the CNV regarding their professional relations with the Bank.

Below is some background information of the current members of the Supervisory Committee.

-	Mario Rafael Biscardi: Lawyer, member of Biscardi & Asociados S.R.L.; member of the Supervisory Committee of: BBVA Banco Francés S.A.; BBVA Broker S.A; Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; PSA Finance Compañía Financiera S.A.; Rombo Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Courtage S.A.; Orazul Energy Cerros Colorados S.A.; Orazul Generating S.A.; Orazul Energy Southern Cone S.R.L.; BBVA Francés Valores S.A.; Industrial Valores S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados (undergoing liquidation proceedings); MSD Argentina SRL (formerly known as Schering Plough S.A.); Santista Argentina S.A.; V.T.V. Norte S.A.; Banco de Servicios Financieros S.A.; Valentín Bianchi S.A.C.I.F.; Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A; Consultatio Investments S.A.; VTV Metropolitana S.A., INC S.A. and Volkswagen Financial Services Compañía Financiera S.A. He serves as an alternate member of the Supervisory Committee in: Bridgestone Argentina S.A.I.C.; Compañía de Alimentos Fargo S.A.; Procter & Gamble Argentina S.R.L.; Fresh Food S.A.; Panificación Argentina S.A.I. y C.; Capital Foods S.A., Establecimiento Elaborador de Alimentos SACAAN de Argentina S.A; TWW Argentina S.A and Colle di Boasi S.A.U. He serves as regular Director in: GMS Management Solutions S.A., Tecnoespumas S.A. and Molding Tex S.A. and as regular liquidator of Plas Alco Argentina S.A. (undergoing liquidation proceedings).

-	Gonzalo José Vidal Devoto: Lawyer, member of Biscardi & Asociados S.R.L.; regular member of the Supervisory Committee of Bimbo de Argentina S.A.; Rombo Compañía Financiera S.A.; BBVA Francés Valores S.A.; BBVA Banco Francés S.A.; BBVA Broker S.A; BBVA Consolidar Seguros S.A; Consolidar AFJP (undergoing liquidation proceedings). Centro Automotores S.A.; Centro del Norte S.A.; Cormasa S.A.; Courtage S.A.; Orazul Generating S.A.; Orazul Energy Southern Cone S.R.L.; INC S.A.; Plan Rombo S.A. de Ahorro para Fines Determinados; Santista Argentina S.A.; VTV Norte S.A.; Banco de Servicios Financieros S.A.; Alimentos Valente Argentina AVA S.A.; Rombo Compañía Financiera S.A; Renault Argentina S.A; VTV Metropolitana S.A.; Bimbo Frozen Argentina S.A. and Metalurgica Tandil S.A. He serves as an alternate member of the supervisory committee in: Consultatio Asset Management Gerente de Fondos Comunes de Inversión S.A; Volkswagen Financial Services Compañía Financiera S.A.; Orazul Energy Cerros Colorados S.A. and Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversion S.A.

-	Alejandro Mosquera: Lawyer, member of Biscardi & Asociados S.R.L.; member of the Supervisory Committee of: BBVA Banco Francés S.A.; BBVA Broker S.A; Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; Rombo Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Compañía de Alimentos Fargo S.A.; Courtage S.A.; Orazul Energy Cerros Colorados S.A.; Orazul Generating S.A.; Orazul Energy Southern Cone S.R.L.; BBVA Francés Valores S.A.; Fresh Food S.A.; Industrial Valores S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Procter & Gamble Argentina S.R.L.; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados (undergoing liquidation proceedings); Santista Argentina S.A.; Panificación Argentina S.A.I. y C.; Capital Foods S.A.; Banco de Servicios Financieros S.A.; Establecimiento Elaborador de Alimentos SACAAN de Argentina S.A.; INC S.A. and Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A.; Daikin Air Conditioning Argentina S.A. and Volkswagen Financial Services Compañía Financiera S.A. He serves as an alternate member of the supervisory committee in: PSA Finance Argentina Compañía Financiera S.A.; MSD Argentina S.A. (formerly known as Schering Plough S.A.) and Consultatio Investments S.A. He serves as regular Director in: VTV Norte S.A. and VTV Metropolitana S.A. He serves as alternate Director in: GDC Argentina S.A. and GMS Management Solutions S.A.; He serves as alternate liquidator of Plas Alco Argentina S.A. (undergoing liquidation proceedings).

-	Julieta Paula Pariso: Lawyer, member of Biscardi & Asociados S.R.L.; alternate member of the Supervisory Committee of: BBVA Banco Francés S.A.; BBVA Broker S.A Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; Daikin Air Conditioning Argentina S.A; Rombo Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Courtage S.A.; Orazul Energy Cerros Colorados S.A.; Orazul Generating S.A.; Orazul Energy Southern Cone S.R.L.; BBVA Francés Valores S.A.; Industrial Valores S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados; Santista Argentina S.A.; V.T.V. Norte S.A.; Banco de Servicios Financieros S.A.; VTV Metropolitana S.A.; INC S.A. Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A. and Volkswagen Financial Services Compañía Financiera S.A.

-	Lorena Claudia Yansenson: Lawyer, member of Biscardi & Asociados S.R.L.; alternate member of the Supervisory Committee of Bimbo de Argentina S.A.; Rombo Compañía Financiera S.A.; BBVA Francés Valores S.A.; BBVA Banco Francés S.A.; BBVA Broker S.A; Consolidar Seguros S.A; Consolidar AFJP(undergoing liquidation proceedings).;Centro Automotores S.A.; Centro del Norte S.A.; Cormasa S.A.; Courtage S.A.; Orazul Generating S.A; Orazul Energy Southern Cone S.R.L; INC S.A; Plan Rombo S.A. de Ahorro para Fines Determinados; Renault Argentina S.A.; Santista Argentina S.A.; VTV Norte S.A.; Banco de Servicios Financieros S.A.; Alimentos Valente Argentina AVA S.A.; VTV Metropolitana S.A.; Bimbo Frozen Argentina S.A. and Metalurgica Tandil S.A.

-	Daniel Oscar Celentano: Lawyer, member of Biscardi & Asociados S.R.L.; alternate member of the Supervisory Committee of: BBVA Banco Francés S.A.; BBVA Broker S.A; Rombo Compañía Financiera S.A; BBVA Francés Valores S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); BBVA Consolidar Seguros S.A.; Metalúrgica Tandil S.A.; Courtage S.A.; Centro del Norte S.A.; Centro Automotores S.A.; Orazul Generating S.A.; Orazul Energy Southern Cone S.R.L.; Renault Argentina S.A.; Cormasa S.A.; Plan Rombo S.A. de Ahorro para Fines Determinados; Santista Argentina S.A.; Banco de Servicios Financieros S.A.; VTV Norte S.A.; VTV Metropolitana S.A.; Rombo Ahorro S.A. de Ahorro para Fines Determinados and INC S.A.

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
Alfredo Castillo Triguero
Jorge Carlos Bledel

According to Section 303A.07(b) of the NYSE Listed Company Manual, all of the members of this Audit Committee must be “independent”. Moreover, according to Decree Law No. 26,831 the Audit Committee (II) must consist of at least three members of the Board, the majority of whom should be independent directors. All the members of the Audit Committee (II) qualify as an independent director according to the independence criteria set forth by General Resolution No. 622 of the CNV. The powers and duties of the Audit Committee (II) are as follows:

▪	to opine on the Board’s proposal to appoint the external auditors of the company, and to ensure their independence;

▪	to supervise the operation of internal control and administrative accounting systems, as well as to ensure the reliability of the latter and of all financial information or other significant facts submitted to the CNV and the self-regulated bodies in compliance with the applicable information regulations;

▪	to supervise the application of policies regarding the information about the Bank’s risk management;

▪	to furnish the market with comprehensive information in respect of transactions which may involve conflicts of interest with members of the corporate bodies or controlling shareholders;

▪	to opine on the reasonableness of proposals of management concerning fees and share option plans for the Bank’s directors and managers;

▪	to opine on the compliance with legal requirements and the reasonableness of the conditions for the issuance of shares or securities convertible into shares in the event of a capital increase, with exclusion or limitation of preference rights;

▪	to verify the observance of the applicable standards of behavior;

▪	to issue a duly grounded opinion with regard to operations with related parties in those cases contemplated by Law No. 26,831;

▪	to issue a duly grounded opinion and forward it to the self-regulated entities as determined by the CNV whenever there is a conflict of interests or the possibility of such a conflict in the Bank;

▪	to annually prepare an action plan to be submitted to the Board and the Supervisory Committee; and

▪	to examine the plans prepared by the external and internal auditors, evaluate their performance and issue an opinion on the matter on occasions of the presentation and publication of the annual financial statements.

All directors, members of the Supervisory Committee, managers and external auditors must, at the request of the Audit Committee (II), attend its sessions and cooperate with it, facilitating its access to such information as may be available to them. In order to ensure a more appropriate exercise of the powers and duties contemplated herein, the committee may request the advice of lawyers and other independent professionals and retain their services for the account of the Bank within the budget allocated for such purposes by the shareholders’ meeting. The Audit Committee (II) shall have access to such information and documentation as it may deem necessary in order to comply with its obligations.

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

As of the date hereof the Management Committee consists of: (i) Martín Ezequiel Zarich; (ii) Gustavo Alonso; (iii) Jorge Alberto Bledel; (iv) Gustavo Fernández; (v) Ernesto Ramón Gallardo; (vi) Gerardo Fiandrino; (vii) Gustavo Siciliano; (viii) Carlos Elizalde and (ix) Eduardo González Correas.

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

The Information Technology Committee is responsible for the institutional treatment of the policies, goals and planning of the information systems area, and currently consists of: (i) Gustavo Siciliano; (ii) Rubén Stempellato; (iii) Gabriel Eugenio Milstein; (iv) Analia Gonzalez; (v) Gustavo Andrés; (vi) Daniel Neme; (vii) Lucrecia Eiriz and (viii) Verónica Redlich.

The Information Technology Committee meets quarterly.

▪	Disclosure Committee

As of the date of this annual report, the Disclosure Committee currently consists of: (i) the financial planning director Ernesto Ramón Gallardo; (ii) the independent director, Oscar Miguel Castro; (iii) the legal services director, Eduardo González Correas; (iv) the audit director, Alberto Muñiz Zurita; (v) the accounting manager, Carlos Reinaudo; (vi) the financial manager, Diego Cesarini; (vii) the investor relations analyst Cecilia Acuña; (viii) the risks director, Gerardo Fiandrino and (ix) the institutional area of legal services manager Leonel Manevy.

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

The Asset Laundering and Terrorism Financing Prevention Committee currently consists of: (i) two directors, Oscar Miguel Castro, who is the compliance officer on money laundering prevention before the anti-money laundering organism (Unidad de Información Financiera) and Gabriel Eugenio Milstein, (ii) the director in charge of the regulatory compliance area, Mónica Etcheverry, manager in regulatory compliance; (iii) the official in charge of the compliance area processes, Adriana Scorza and (iv) the responsible for the money laundering prevention area Federico Maliandi.

In order to comply with its control and prevention purposes, the Terrorism Assets and Money Laundering Prevention Committee assumes the following responsibilities:

-	to deal with all matters related to the prevention of terrorism assets laundering and financing;

-	to define operational policies and continuously monitor their degree of advancement; and

-	to assign duties to the different areas involved.

Each member assumes the following functions:

-	to render his or her area of activity more sensitive as to the importance of preventing terrorism assets laundering and financing;

-	to detect any relevant situation which may occur in his or her area in this connection;

-	to analyze any new product or service and evaluate potential asset laundering risks; and

-	to assume the necessary commitments in his or her area in order to implement prevention systems in coordination with the officer responsible for Asset Laundering Prevention.

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

The main functions of this Regulatory Compliance Committee are to:

-	monitor the compliance of the law applicable to any matter concerning capital markets and the protection of personal data;

-	monitor the scope of the actions taken by the Bank within its jurisdiction, as well as information requirements made by the competent official bodies;

-	ensure that the internal code of conduct and the code of conduct within the Argentine securities market (the “Code of Conduct”) is applicable to the employees of the Bank and that it complies with the regulatory requirements and is suitable for the Bank;

-	authorize exemptions regarding the compliance of the rules set forth in the Code of Conduct. Such exemptions shall be exceptional and must not cause any risks to the corporate integrity of BBVA Francés and its subsidiaries in Argentina;

-	implement the necessary measures to deal with any ethically questionable matter known by any of its members as a result of their activity or as a consequence of the reception of communications referred to in Section 6.28 of the Code of Conduct;

-	promptly inform the Board of Directors regarding those circumstances which may give rise to significant risks for BBVA Francés, in order to ensure that the financial statements accurately reflect the reality; and

-	settle those situations in which the interests of BBVA Francés conflict with those of their clients.

▪	Risk Management Committee

This committee consists of the executive director or general manager, the risks director, the validations and internal audit manager, the retail risk manager, the corporate and wholesale risks manager, all of them as permanent participants; the financial and reporting risks manager and the recoveries manager as optional participants or for specific matters; and the responsible for global management and technical office and the responsible for the area which shall deal with the issue to be discussed and speaker as specific participants.

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

As of the date hereof, the Corporate Assurance Committee consists of the executive director as Chairman, the members of the Management Committee as permanent participants and the Secretary of the Committee, which is the audit director.

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

The Assets and Liabilities Committee consists of: (i) the executive director; (ii) the business development and digital banking director; (iii) the financial and planning director; (iv) the risks director; (v) the commercial director; (vi) the business development and digital banking director; (vii) the corporate & investment banking director; (viii) the economic research deputy director; planning and efficiency manager; (ix) the financial and investors manager and (x) the financial risks manager.

The main functions of this committee are:

-	to monitor macroeconomic variables;

-	to analyze and discuss domestic and foreign market conditions and forecast any potential impact on the Bank’s structural risks;

-	to monitor and control limits and liquidity alerts, rates, change position and market risks, both internal and regulatory, and to define corrective actions if necessary;

-	to analyze the historical evolution and projection of the balance sheet, deviations from budget, and comparison against the market and competition;

-	to monitor the Bank’s excess liquidity, comparison of market and analysis of stress scenarios;

-	to determine the resource allocation strategy;

-	to determine price and products policy for assets and liabilities;

-	to monitor the Bank’s financial margin and its main deviations;

-	to determine the strategy to be applied for investments and surplus;

-	to analyze risks associated with investments in the public sector;

-	to analyze the historical and projected evolution of the capital position and projected dividends of the Bank; and

-	to order financial or other analyzes deemed necessary to optimize management of the items mentioned above.

This committee meets on a monthly basis.

▪	Integrity, Market Behavior, Customer Compliance, Personal Data Protection and Regulatory Oversight Committee

This committee consists of: (i) a director of BBVA Francés S.A., as compliance officer; (ii) the head of the compliance sector; (iii) the chief executive officer and (iv) the head of the integrity, market behavior, customer compliance, personal data protection and regulatory oversight.

Its main functions are:

-	to set action plans and continuously review their progress;

-	to determine review procedures to prevent money laundering by employees and suppliers;

-	to promote the adoption of the necessary measures to resolve ethically questionable situations;

-	to take the necessary measures to comply with the Code of Ethical Conduct; the capital market regulations; the regulations on personal data protection, customer compliance and regulatory control; and

-	to promote training and awareness-raising action plans for the Bank’s staff and related companies about how important is to know the concepts of integrity, behavior in markets, customer compliance, personal data protection and regulatory control.

This committee meets on a monthly basis.

Also in compliance with resolutions of the Central Bank or other controlling bodies, the Bank has appointed different offices responsible for specific subjects, as detailed below:

-	Responsible for Foreign Exchange Positions (Communication “A” 4246 BCRA)

Main Responsible Officer: Javier Steindl Balestra

Alternate Responsible Officer: María Susana Dopazo Tomey

-	Responsible for Foreign Exchange Control (Communication “A” 4246 BCRA)

Main Responsible Officer: Rubén José Lauriente

Alternate Responsible Officer: María Susana Dopazo Tomey

-	Responsible for costumer services in compliance with Communication “A” 5388 of BCRA.

Main Responsible Officer: Rubén Lemme

Alternate Responsible Officer: Mónica Gabriela Etcheverry / Carolina Noelia Guevara

-	Responsible for the Liquidity Policy (Communication “A” 2879 BCRA):

Main Responsible Officer: Diego Cesarini

-	Responsible for Information Systems (Communication “A” 2593 BCRA)

Main Responsible Officer: Ernesto Gallardo

Alternate Responsible Officer: Jorge Alberto Bledel

-	Responsible for Information Systems (Communication “A” 2593 BCRA)

Main Responsible Officer: Ernesto Gallardo

Alternate Responsible Officers: Martín Ezequiel Zarich and Eduardo González Correas

-	Compliance Officer on Money Laundering Prevention (Communication “A” 5004 BCRA):

Main Responsible Officer: Oscar Miguel Castro

Alternate Responsible Officer: Gabriel Eugenio Milstein

-	Security Responsible for Financial Entities (Communications “A” 5120 and 5132)

Main Responsible Officer: Albis Noe Gonzalez

Alterante Responsible Officer: Christian Ventura

Advisors

All internal legal advice is provided to the Bank by its own legal services department.

External Auditors

Since March 2017, KPMG has acted as the Bank’s external auditor. Its last appointment was approved by the ordinary and extraordinary shareholders’ meetings held on April 10, 2018.

The ordinary and extraordinary shareholders’ meetings held on April 24, 2019 designated KPMG as the Bank’s external auditor for the fiscal year 2019, with María Gabriela Saavedra (Registered in Professional Council of Economic Sciences of the City of Buenos Aires, Volume 260, Page 161) as the Bank’s auditor and Carlos Fernando Bruno as alternate auditor for the same period.

The firm KPMG has its domicile at Bouchard 710, 1st floor (C1106ABL), City of Buenos Aires, Argentina and is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, under Volume 2, Page 6.

D.	Employees

The following table shows the breakdown of our full-time payroll employees as of December 31, 2018 and 2017:

	As of December 31,
	2018 (1)	2017 (1)
Main office	3,568	3,480
Branches	2,521	2,602
Total	6,089	6,082

(1)	Excludes 18 and 14 employees from non-banking subsidiaries as of December 31, 2018 and 2017, respectively.

Our employees are represented by a national bank union with optional membership. As of December 31, 2018, 2,547 employees were unionized. The union negotiates a collective bargaining agreement to establish minimum salaries for all of its members. We have not experienced any conflicts with the union for over 20 years and we consider relations with our employees to be satisfactory.

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

As of March 31, 2019, Jorge Carlos Bledel (Chairman), Gabriel Eugenio Milstein (Director), Jorge Alberto Bledel (Business Development Director), Gustavo Alonso (Commercial Director) and Gustavo Osvaldo Fernández (Talent & Culture Director) own shares in BBVA Francés. The ownership of each of them represented less than 1% of the capital stock of the Bank. The shares owned by these persons do not have different voting rights.

None of our directors or our remaining senior executives own shares or options on shares of BBVA Francés.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2019, by each person who, to our knowledge, beneficially owns more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned at March 31, 2019
Beneficial Owner	Number of Shares	Percentage of Shares Outstanding
Banco Bilbao Vizcaya Argentaria S.A.	244,870,968	39.97%
BBV América SL (1)	160,060,144	26.13%
The Bank of New York Mellon (2)	126,481,611	20.64%
Administración Nacional de Seguridad Social	42,439,494	6.93%

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

Accordingly, our capital stock at December 31, 2018 was 612,659,638 shares and BBVA maintained its equity interest in the Bank at 66.55%. After taking into account the adjustment for inflation, the capital stock of the Bank would amount to Ps.9,193,241.

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

As of December 31, 2018, according to our records 16 holders of ordinary shares and 132 registered holders of ADSs (in accordance with the records of the Bank of New York Mellon (“BoNY”), as depositary for the ADSs) have an address in the United States, representing 20.37% of our issued and outstanding ordinary shares.

B.	Related Parties Transactions

The following table presents the aggregate amounts of total financial exposure of BBVA Francés to related parties for the three-month period ended March 31, 2019 and for the fiscal year ended December 31, 2018. Related parties include controlled companies, controlling shareholders and entities under common control, key management and directors and associated entities.

The financings described below (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

	March 31, 2019					December 31, 2018
Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Controlled, Controlling and Under Common Control Entities
BBVA and subsidiaries	2,107,389	—	2,107,389	—	Guarantees given and correspond-dents	1,313,395	—	1,292,644	—	Guarantees given and correspond-dents
BBVA Francés Valores S.A.	173,202	—	167,215	—	Equity investment	180,846	—	164,294	—	Equity investment
BBVA Francés Asset Management S.A.	517,695	32.73%	517,695	32.73%	Credit card loans, other loans and equity investment	442,166		429,559		Other loans, credit card loans and equity investment
Consolidar AFJP S.A. (undergoing liquidation proceedings)	32,521	—	32,521	—	Other loans, guarantees given and equity investment	29,079	—	28,765	—	Other loans, advances, guarantees given and equity investment
PSA Finance S.A.	722,170	33.21%	669,742	39.67%	Call money, advances, other loans, guarantees given and equity investment	1,963,683	25.96%	738,553	33.38%	Call money, advances, other loans, guarantees given and equity investment
BBVA Consolidar Seguros S.A.	189,344	32.73%	189,344	32.73%	Credit card loans, other loans and equity investment	206,726	—	172,527	—	Advances, credit card loans, other loans and equity investment
Volkswagen Financial Services S.A	4,623,531	61.02%	2,676,568	42.87%	Advances, credit card loans, other loans, call money and equity investment	5,070,183	28.53%	4,589,088	60.90%	Credit card loans, other loans, call money, advances and equity investment
Associated Entities
Rombo Cia Financiera S.A.	2,112,886	35.81%	2,112,886	35.81%	Call money, other loans, guarantees given and equity investment	2,445,570	42.99%	2,165,637	34.22%	Call money, other loans, guarantees given and equity investment
Key Management Personnel (3)	28,090	50.00%	21,417	50.00%	Credit card loans, personal loans, other loans, advances and real estate mortgage	28,824	55.00%	21,259	55.00%	Credit card loans, personal loans, other loans, advances and real estate mortgage

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

As of December 31, 2018, the Bank did not have outstanding any financial assistance from BBVA.

C.	Interest of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

See “Item 3. Key information—A. Selected Financial Data” and “Item 18. Financial Statements” and other financial information filed with this annual report.

Legal Proceedings

The Bank and its subsidiaries are involved in a number of legal and regulatory actions and proceedings, including legal claims and proceedings, civil and criminal regulatory proceedings, including class actions, governmental investigations and proceedings, tax proceedings and other proceedings. Legal and regulatory actions and proceedings are subject to many uncertainties, and their outcomes, including the timing thereof, the amount of fines or settlements or the form of any settlements, or changes in business practices we may need to introduce as a result thereof, any of which may be material, are often difficult to predict, particularly in the early stages of a particular legal or regulatory matter.

As of the date hereof, the Bank is involved in a number of legal and regulatory actions and proceedings, the adverse resolution of which may also adversely impact the Bank.

The Bank can provide no assurance that the legal and regulatory actions and proceedings to which it is subject, or to which it may become subject in the future or otherwise affected by, will not, if resolved adversely, result in a material adverse effect on the Bank’s financial position, results of operations or liquidity.

Dividends

In Argentina, financial institutions may distribute dividends provided that (i) they are not covered by the terms of sections 34 “Regularization and recovery” and 35 bis “Institution restructuring to safeguard lending and bank deposits” of the Law on Financial Institutions (Law No. 21,526); (ii) they are not receiving financial assistance from the BCRA; (iii) they are not in arrears or non-compliance with the information regime established by the BCRA; and (iv) they meet minimum capital requirements and cash requirements.

Financial institutions not included in the above paragraph may distribute earnings up to an amount equal to retained earnings of legal reserves less the following items:

1.	100% of the debit balance of each of the items recorded under other comprehensive income (loss);

2.	income (loss) arising from the revaluation of property, plant and equipment, intangible assets and investment properties;

3.	net positive amount arising from the difference between the measurement at amortized cost and the fair market value recorded by the financial institution with respect to public debt instruments and/or monetary regulation instruments of the BCRA valued at amortized cost, adjustments to asset valuations: (i) notified by the Superintendence of Financial and Exchange Entities (SEFyC)—whether or not accepted by the institution—and/or (ii) required by external auditing and, in both cases, pending accounting registration; and

4.	preferential asset valuation exemptions granted by the SEFyC on a case-by-case basis, including adjustments for failure to implement agreed adequacy plans.

Notwithstanding the adjustments mentioned before, dividends distribution will not be admitted if:

-	average of liquidity compliance in pesos, foreign currency or national government bonds is less than the last requirement or the one projected, considering the effect of dividends distribution; or

-	the financial institution has not complied with any applicable additional capital buffer.

Amounts available for distribution as dividends are determined pursuant to Argentine law and IFRS-BCRA. As a result, dividends may be paid when the Bank has no income as determined under IFRS and, conversely, dividends may not be payable even if the Bank has income as determined under IFRS.

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

With respect to fiscal year 2017, the Board of Directors decided at the meeting held on April 26, 2018 that the payment of such dividends would occur on May 9, 2018 for a total amount Ps.970 million.

For the fiscal year 2018, the Board of Directors decided at the meeting held on April 24, 2019 to distribute a total amount Ps.2,407 million based on the Bank’s results as determined under IFRS-BCRA.

For a description of the dividends that we have paid on our ordinary shares and ADSs for the years 2012 to 2018, see “Item 3. Key Information—Dividends”.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

We were one of the first companies listed on the BCBA (now the BYMA), quoting since 1888. Currently our shares are listed on the BYMA under the ticker FRAN. Since 1993 our shares have also been listed on the NYSE in the form of ADSs under the ticker BFR and, since December 1999, our shares have also been listed on the Madrid Stock Exchange under the ticker XBFR. We cannot give assurance that a public market in the United States for the ADSs will continue to exist.

The table below shows the quarterly high and low closing prices of the ordinary shares in pesos on BYMA for the periods indicated. The following prices have not been adjusted for any stock dividends.

	Pesos Per Ordinary Share (1)
	High	Low
May 2019 (through May 7, 2019)	132.05	125.05
April 2019	136.15	114.40
March 2019	149.60	134.15
February 2019	174.30	144.50
January 2019	169.70	140.25
Year ended December 31, 2018	170.50	89.00
Fourth quarter	158.20	119.10
December, 2018	151.95	130.15
November, 2018	151.00	134.25
October, 2018	158.20	119.10
Third quarter	160.50	89.00
Second quarter	157.20	113.85
First quarter	170.50	143.80
Year ended December 31, 2017	157.00	87.00
Fourth quarter	157.00	113.60
Third quarter	118.30	90.00
Second quarter	111.20	91.40
First quarter	102.80	87.00
Year ended December 31, 2016	119.00	78.50
Year ended December 31, 2015	122.00	51.80
Year ended December 31, 2014	64.00	19.40

(1)	Pesos per ordinary share data reflect nominal prices at trading date.

     Source: BYMA.

The ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York Mellon, as depositary. Each ADS represents three ordinary shares. The table below shows the quarterly high and low closing prices of the ADSs in dollars on the NYSE for the periods indicated.

	US$ Per ADS (1)
	High	Low
May 2019 (through May 8, 2019)	8.70	8.29
April 2019	9.58	7.67
March 2019	11.26	9.14
February 2019	13.97	11.08
January 2019	13.59	11.24
Year ended December 31, 2018	26.60	7.18
Fourth quarter	12.71	9.56
December, 2018	12.31	9.83
November, 2018	12.71	11.05
October, 2018	12.56	9.56
Third quarter	14.40	7.18
Second quarter	23.26	12.34
First quarter	26.60	21.29
Year ended December 31, 2017	25.54	15.30
Fourth quarter	25.54	19.58
Third quarter	20.39	15.30
Second quarter	20.75	17.23
First quarter	19.79	16.44
Year ended December 31, 2016	23.10	16.50
Year ended December 31, 2015	24.77	13.08
Year ended December 31, 2014	15.26	5.56

(1)	Source: BoNY Mellon Depositary.

Trading on the BYMA

In Argentina all publicly offered securities must be traded on markets authorized by the CNV. At the end of 2018, the four principal authorized markets in Argentina were the Bolsas y Mercados Argentinos-BYMA (for equity and fix income), the Mercado Abierto Electrónico-MAE (for fix income and derivatives), the Mercado a Término de Buenos Aires-MATBA (for commodities and derivatives) and the ROFEX (for commodities and derivatives).

The BYMA, founded as the BCBA in 1854, is the oldest and largest equity market in Argentina. Usually, the overwhelming majority of all Argentine equity trades take place on the BCBA.

As of December 31, 2018, the shares of 95 Argentine companies, excluding investment funds, were listed on the BYMA. In 2018, the total value in shares traded on the exchange increased by 74.3% in comparison with previous year. See “Instituto Argentino de Mercado de Capitales.”

All the agents authorized by the CNV can conduct transactions in the authorized markets. These agents must be affiliated with BYMA (stock market continued by BYMA) if they want to trade on this market. Trading on the BYMA is conducted through four different trading systems:

▪	the “Floor”;

▪	the “Millennium”;

▪	the “Senebi”; and

▪	the “Sistaco”.

The operations at the traditional auction system (the “Floor”) start from 11:00 A.M. and end at 5:00 P.M. each business day, but only a few transactions are conducted by this system. An electronic auction system called “Millennium” is also available where each broker inserts both its buying and selling orders while the system matches the transactions. Both auction systems (the Floor and Millennium) have been considered to be a single market. Both systems allow for the trade of securities, public bonds, private bonds, futures and derivatives.

The Buenos Aires Stock Market’s trades are made through an electronic Senebi Market System (the “Senebi”) that operates from 11:00 A.M. to 5:00 P.M. each business day. Member Agents operate on their own, arranging transactions through direct negotiations. The concerted operations must be informed by the BYMA agents for their disclosure, registration and publication. The transactions arranged and registered in Senebi are considered unsecured and, consequently, do not enjoy the backing of the Mandatory Guarantee Fund Constituted by BYMA. Additionally, such transactions are made through an electronic Sistaco Market System (the “Sistaco”) that operates from 11:00 A.M. to 5:00 P.M. each business day. That allows Brokers of Negotiable Securities (ACVN) to inform BYMA, the occurrence of business on negotiable securities, in the systems that the ACVN manages, in which it links authorized intermediaries that are later confirmed for subsequent registration in the segment Senebi or agree in the PPT. To control price volatility, the BYMA operates a system which suspends dealing in shares and bonds of a particular issuer for 30 minutes or less when changes in the price of such shares exceed or fall more than 10% of the preceding day’s closing share price. From then on, the BYMA suspends trading for a few minutes when prices rise or fall an additional 5% or more in the same day. In all markets, the operations can be executed in pesos or dollars from local accounts or foreign accounts.

As of December 31, 2018, the market capitalization of the 95 domestic companies listed on the BYMA was approximately US$285.4 billion. At the same time, the market capitalization of the domestic companies totaled US$47.7 billion.

The following table summarizes certain historical information about the BYMA.

	December 31,
	2018	2017	2016
Market capitalization (US$ billion)	285.4	356.9	282.9
Number of companies listed	95	95	89
Rate of return in US$ (1)	(50.20)%	51.80%	18.10%
Market/book ratio (2)	1.87	3.14	2.07

(1)	Based on the Merval Index

(2)	Estimated

  Source: BYMA and Instituto Argentino de Mercados de Capitales (IAMC).

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

The objectives of the Securities Law are, among others, the promotion of the participation in the securities market of small investors, including retail investors, trade unions, chambers of commerce, professional organizations, and small and medium-sized companies; the strengthening of the mechanisms to protect and prevent abuses against such investors and the simplification of the mechanisms by which persons trade on the market.

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

The Securities Law brought to an end the self-regulation of the Argentine securities market. Prior to the Securities Law, in order to trade on a market, broker dealers had to be shareholders of the self-regulated organization (“SRO”) that operated such market. Accordingly, in the city of Buenos Aires, the only persons authorized to trade securities listed on the BYMA were the shareholders of the Buenos Aires Stock Market, the entity overseeing brokerage activities and transactions on the Buenos Aires Stock Market. Likewise, for persons to trade securities on the Mercado Abierto Electrónico (“MAE”; basically an electronic system to which broker dealers are linked), they had to be shareholders of such entity. While these entities supervised their participants, the CNV, in turn, supervised the entities.

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

The following summarizes certain material provisions of our by-laws and Argentine law, the main regulatory bodies governing BBVA Francés. This summary is qualified in its entirety by reference to the Business Companies Law, the Financial Institutions Law and our by-laws, and corresponds to the last five years.

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

At the ordinary and extraordinary shareholders’ meeting held on April 24, 2019, our shareholders approved an amendment to section 1 and 3 of the corporate by-laws in order to change the company name, allow the board of directors to issue obligaciones negociables without the previous delegation of the shareholders’ meeting, the excercise of preemptive rights in accordance of the prospectus in case of a capital increase and the elimination of the acreetion right.

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

In case of adjournment of a regular shareholders’ meeting, the meeting on second call may be held on the same date, at least one hour after the time set for the meeting on first call, in compliance with Section 237 of the Business Companies Law. In case of adjournment of a special shareholders’ meeting, the meeting on second call must be held within the following thirty days, and the publication must appear for three days at least eight days before the date set for that meeting.

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

(iii)	all incoming funds relating to foreign private debt, and all incoming funds of non-residents, excluding foreign direct investments and certain types of portfolio investments (purchases in the primary market of debt instruments and equity, listed in authorized stock exchanges, etc.) regardless of the agreed payment procedure, must be agreed for at least 365 days, and 30% of incoming funds must be deposited with a bank in Argentina in a non-interest bearing account, known as “encaje” (legal reserve)

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

On February 2017, the Ministry of Economy and Public Finances issued Resolution No. 1/2017 reducing the mandatory waiting period to zero days and, at the same time, the Central Bank issued new foreign exchange regulations in Communications “A” 6037, 6118, 6137, 6150, 6163 and 6174 that ease the access to the foreign exchange market in Argentina.

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

The prior 10-business day period applicable for the transfer of funds collected abroad as a result of the collection of exports of goods, advance payments, and pre-export financings to a correspondent bank account of a local financial institution (cuenta de corresponsalía) was eliminated in December 2015. Finally, since November 11, 2017 Comunication “A” 6363 eliminated the obligation of repatriate to Argentina the collection of exports of goods.

In relation to the export of services, Communication “A” 6137 the Central Bank eliminated the obligation to repatriate to Argentina the foreign currency obtained.

Regarding imports, access to the foreign exchange market for the payment of imports with customs clearance date as of December 17, 2015 can be paid through the local foreign exchange market without any limit. The AFIP Regulation No. 3252 published on January 5, 2012 which required importers to file sworn statements was eliminated in December 2015 and the import monitoring system (Sistema Integral de Monitoreo de Importaciones or "SIMI"), was created which established an obligation for importers to submit certain information electronically.

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

For information regarding the payment of dividends for Financial institutions please “Item 8.—Financial Information—A. Financial Statements and Other Financial Information—Dividends”.

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

Residents’ obligation to complete the "Survey of debt securities and external liabilities issuance" (Communication “A” 3602 and complementary) and the "Survey of direct investments" (Communication “A” 4237 and complementary) is currently in force; even when there has been no entry of funds to the exchange market and / or it is not foreseen to access it in the future due to the transactions that correspond to declare.

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

The following is a summary of certain Argentine and United States federal income tax consequences of the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below). This summary is not a complete analysis or listing of all possible tax considerations that may be relevant to a holder of our ADSs or ordinary shares. Holders of our ADSs or ordinary shares should consult their own tax advisers as to Argentine, United States and other tax consequences of the ownership and disposition of ADSs or ordinary shares.

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

In the case of distributed profits generated in fiscal periods in respect of which the paying entity was subject to the 35% tax rate, the payment of the tax or withholding shall not apply to such dividends or profits, as the case may be. Nonetheless, if applicable, the equalization tax still applies.

To these effects it shall be considered, without admission of proof to the contrary, that the dividends or profits made available correspond, first and foremost, to the earliest accumulated profits or benefits.

The dividends or profits distributed by subjects under article 69 (capital companies and permanent establishments) and the interest or accruals from securities, bonds, investment fund participations and other financial instruments will be applied to the fiscal year in which they may have been: (i) made available or paid, whichever occurs first; or (ii) capitalized, provided the securities foresee interest or accrual payments within terms of up to one year.

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

In 2018, the Bank does not expect to make payments on account of its shareholders in connection with Personal Property Tax due with respect to assets held as of December 31, 2018.

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

Sale or Other Disposition of ADSs or Ordinary Shares

For U.S. federal income tax purposes, gain or loss a U.S. Holder realizes on the sale or other disposition of ADSs or ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or ordinary shares for more than one year. The amount of a U.S. Holder’s gain or loss will equal the difference between its tax basis in the ADSs or ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. If an Argentine tax is withheld on the sale or disposition of ADSs or ordinary shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or disposition before deduction of the Argentine tax. See “—Argentine Taxes—Taxation of Capital Gains” for a description of when a disposition may be subject to taxation by Argentina. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisers as to whether the Argentine tax on gains may be creditable against the U.S. Holder’s U.S. federal income tax on foreign source income from other sources. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year 2018. However, because our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25-percent-owned equity investments) from time to time, and because our analysis of our PFIC status is based upon certain proposed Treasury regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994 and may not be finalized in their current form, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder owned ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year and an interest charge would be imposed on the resulting tax liability for each such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner. Certain elections (including a mark-to-market election) may be available to U.S. Holders that may result in alternative treatments if we were a PFIC for any taxable year. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

We have divided this section into three parts:

▪	Risk management, where we explain the policies and procedures that the Bank has in place to monitor and assess the different risks it is exposed to in the ordinary course of its business, and, in particular, qualitative information about market risk.

▪	Trading portfolio activities, where we provide quantitative information about market risk as of the end of the latest fiscal year for instruments entered into for trading purposes.

▪	Non-trading portfolio activities, where we provide quantitative information about market risk as of the end of the latest fiscal year for instruments entered into for purposes other than trading

Risk Management

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

This model makes it possible to satisfactorily comply with the guidelines set forth by the BCRA in its communications.

“Risks” comprises four groups:

▪	Credit Risk: The possibility that a counterpart fails to comply with its contractual obligations in relation to a certain transaction.

▪	Financial Risk: The possibility of losses generated by changes in the market rates or the risk quality which determine the value of the Bank’s assets and liabilities. It is subdivided into: Market Risk, Liquidity Risk, Interest Rate Risk and Marketplace Credit Risk.

▪	Operational Risk: The risk that losses may result from human errors, inappropriate or defective internal processes, system failures or as a consequence of external events. This definition excludes the strategic and/or business risk and the reputational risk.

▪	Internal Control and Reporting: The control and monitoring areas are in charge of giving cohesion to credit risk management and ensuring that the management of the other critical risk groups is carried out in accordance with standards established by the Bank’s.

Risk Appetite

BBVA Francés’ risk appetite framework is approved by the Board of Directors and determines the risks and the level of risks that it is willing to assume to achieve the Bank’s business objectives. These are expressed in terms of solvency, profitability, liquidity and financing, among other metrics.

The risk appetite statement of BBVA Francés is as follows:

“The risk policy of BBVA Francés is focused on promoting a universal, multi-channel and responsible banking business model, based on principles, with the objectives of sustainable growth, risk-adjusted profitability and the generation of recurring value. To achieve these objectives, the risk model is aimed at maintaining a moderate risk profile, which allows us to maintain a solid financial position to face adverse situations without compromising our strategic goals, prudent management, a comprehensive vision of the risks, diversification of portfolios by asset classes and customer segments and the maintenance of a long-term relationship with the customer.”

Credit Risk Ratios and Performance

At December 31, 2018 the non-performing loan portfolio ratio was 1.8%, while the coverage ratio was 109.2%, compared to 0.65% and 206.8%, respectively, at December 31, 2017. The evolution of these ratios shows a deterioration of the credit risk portfolio due to the macroeconomic situation of the country.

Management Units

The different risk units provide support to the management of commercial banking entities, regarding admission, monitoring and recovery of credits. The model has been configured on the basis of the Bank’s business structure.

Retail Risks

Retail risks manage the clients of retail banking, including admission by means of predictive/statistical tools, both reactive and behavioral, admission of special cases, tools and policies management and portfolio monitoring.

With this configuration, the development of methods and tools that facilitate risk management in an automated manner continued, which implies a qualitative change in the proactive offer of services, achieving greater decentralization in credit decision making and allowing admission teams to improve their value contribution.

Currently, a methodology is used by risk groups, which allows a more personalized offer on admission and a better management capacity for problematic recovery. This methodology has also incorporated regional differentiation, both in minimum income and credit assistance by product, as well as differentiated purchasing power.

During 2018 the Bank implemented a reactive scoring for non-clients through the Bank’s website, allowing the Bank to continue learning about this sales channel and having more information that translates into a better customer experience. A revenue predictor for clients whose algorithm is based on transactional payment information was also put in place in mid-2018.

The Bank continues to use online evaluations, both on the Bank’s website and third-party websites, including in the processing of personal loans. On the other hand, adapting to market needs, the Bank also incorporates assistance in UVAs, both for mortgage loans and for pledge and personal loans.

In terms of monitoring and control of the portfolio, the Bank improved reports with early measurements of profiling and non-compliance, reacting quickly in order to take corrective measures if necessary. In this aspect, the Bank manages in a differentiated manner the groups most likely to default, applying a specific admission and monitoring policy.

In this respect, and considering the macroeconomic environment of 2018, the Bank has adapted credit policies with impact on different sales channels and products, with an aim to preserve the credit quality of the portfolio.

Middle Market and Corporate Risk

Focused on resolving the needs of the business, a dynamic structure has been achieved in close relationship with the requirements of the environment, always taking into account the principles of caution, prudence and diversification. Those are necessary conditions in order to maintain a standard of excellence as regards the quality of risks.

In Corporate Banking, the coordination of the commercial and risk teams continued to be prioritized, trying to improve response times and aiming to satisfy business demands, while maintaining risk quality.

With respect to the improvement and innovation of tools for wholesale risk management, during 2018 the Bank migrated the information from the wholesale website to Eureka (the new artificial intelligence tool designed to self-manage general inquiries between different areas of the Bank), unifying in one place all consultations and simplifying access to information. On the other hand, the Bank launched the qualification tool for the small and medium-sized companies segment (BARCO), which allows for speeding up the qualification process and launch of digital products (assignment of checks, agreements and loans without paper coupons).

For large companies and corporations, the Bank continues to use its risk analyzing tool, which provides a specific analysis for the different sectors of activity. On the other hand, the Bank continued to use the business rating model for the entire small and medium-sized companies segment. The use of statistical tools has allowed the Bank to undertake expert analysis to respond in advance to the credit needs of clients.

Recoveries

Recovery activity is part of an integral management process that encompasses both defaulted actions aimed at preventing default as well as those carried out from the moment a default occurs until partial or total recovery of the defaulted principal. Within this continuous process there are different equipment, tools and strategies according to the type and / or situation of the client or asset.

The area’s working methodology is to aim for automation and improvements in processes with existing resources, generating shorter response times, reducing recovery times, increasing levels of specialization and increasing profitability measured in collections by resource, as well as improvements in efficiency, taking into consideration the absorption of higher levels of work.

To achieve the optimization of the task based on data, the Bank utilizes a self-management tool that collects the entire recovery process, from the potential delay to full cancellation or subsequent sale.

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

Market Risks

Market risk is defined as the possibility of suffering losses in the value of a portfolio as a result of adverse changes in market prices. For a description of how BBVA Francés manages market risk and a quantitative analysis of the market risk of the trading portfolio, see “—Trading Portfolio Activities” below.

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

The monitoring of the counterparty risk is based on a continuous process of permanent observation, which allows early detection of incidents that may occur in the evolution of risk and operations, in order to undertake actions aimed at mitigating them. This monitoring function is framed within quantitative restrictions at the client, term and product-type level.

At the end of 2018, the gross counterparty risk amounted to Ps.4,623 million. Net counterparty risk reached Ps.15,862 million. The calculation of the net counterparty risk includes the reverse repurchase agreement operations and incorporates the WWR (Wrong Way Risk) generated by the repurchase agreement with the Republic.

Liquidity and Financing Risk

Liquidity risk is defined as the possibility that the entity will not be able to comply with its payment obligations without incurring in significant losses that could affect its daily operations or its financial condition.

BBVA Francés has implemented a management process for the identification, evaluation, measurement, monitoring, control and mitigation of liquidity risk. Within it, the risk appetite framework is configured as a fundamental element, providing BBVA Francés with an integral framework that determines the risks and the level of risks that it is willing to assume to achieve its business objectives.

Among the fundamental metrics used for the measurement, monitoring and control of liquidity risk are:

▪	LtSCD (Loan to Stable Customers Deposits): measures the relationship between net credit investment and stable customer funds. The objective is to preserve a stable financing structure in the medium and long term.

▪	LCR (Liquidity Coverage Ratio): measures the ratio between high-quality liquid assets and total net cash outflows over a 30-day period. The objective is to preserve a cushion of assets or buffer management that absorbs liquidity shocks in the short term.

During 2018, both indicators were within the limits approved by the Board of Directors.

On the other hand, the liquidity risk management process at BBVA Francés also includes the management of intraday liquidity risk, for which the Bank has a procedure based on a monitoring and control scheme of its liquidity position.

Interest Rate Risk

Interest rate risk is defined as the possibility of changes in the interest margin and / or in the value of the Bank’s equity due to the variation of market interest rates.

Among the main metrics used for the measurement, monitoring and control of this risk are:

▪	Margin at Risk (MeR): quantifies the maximum loss that could be recorded in the projected financial margin for the next 12 month period under the worst scenario of market interest rate curves for a given level of confidence.

▪	Economic Capital (EC): quantifies the maximum loss that could be generated in the economic value of the Bank under the worst scenario of market interest rate curves for a given level of confidence.

During 2018, the interest rate risk indicators remained within the limits approved by the Board of Directors.

On the other hand, the entity has introduced the necessary adaptations in its interest rate risk management process to comply with the Communication “A” 6397, including the development of the calculation of the risk measure EVE - economic value of capital - standardized for the presentation of the Informative Regime of Minimum Capitals.

Economic Capital

In accordance with the “Guidelines for Risk management in Financial Institutions” established by the BCRA, BBVA Francés has developed an internal, integrated and global process to assess the adequacy of its economic capital based on its risk profile and elaborates, on an annual basis, the capital self-assessment report (IAC).

Economic capital is the amount of capital considered necessary to cover unexpected losses that the Bank could face due to the risks to which it is exposed.

The methodologies for capital calculation of the following risks are defined following the guidelines established by the Basel Committee:

▪	credit risk;

▪	concentration risk;

▪	market risk;

▪	interest rate risk;

▪	operational risk;

▪	reputational and strategic risk;

The distribution of economic capital for November 2018 consumption by type of risk is as follows:

▪	credit risk and concentration risk: represent 62% of the total economic capital;

▪	operational risk: 12%;

▪	interest rate risk: 16%;

▪	market risk: 5%; and

▪	other risks: 5%.

Stress Tests

In compliance with the “Guidelines for Risk Management in Financial Institutions” established by BCRA, BBVA Francés has developed a stress test program which is framed within the comprehensive risk management process of the Bank.

Stress tests are defined as the evaluation of the Bank’s economic and financial situation under a severely adverse but possible scenario, requiring the simulation of scenarios that allow estimating the potential impact on the value of the portfolios, profitability, solvency and liquidity, with the purpose of identifying latent risks and detecting vulnerabilities. The main function of stress tests is to serve as a tool for risk management and capital allocation among the Bank ‘s businesses.

With a minimum annual frequency, BBVA Francés carries out an integral stress test exercise through which the impact of adverse macroeconomic scenarios on the entity’s solvency, profitability and liquidity position is quantified, taking into account all the relevant risks to which it is exposed and considering the existing interactions between them.

The results of the stress tests carried out in April 2018 corresponding to the 2018/2019 projection period show the solvency and liquidity position of the Bank even under the adverse scenarios such as those analyzed therein.

Non-Financial Risks

The Risk Department, in its Non-Financial Risks unit, has an area specialized in the admission, monitoring and mitigation of operational risk, allowing it to align its management with the risk appetite of BBVA Francés.

The control model of BBVA Francés aims to anticipate the relevant risks during the operational risk life cycle, and has three defense lines, namely control specialists, operational risk managers (GROs) and internal audit units. The governance of the model is overseen by the Board of Directors.

The methodology for the management of non-financial risks is based on the identification of the Bank’s operating processes and the operational risks to which they are exposed, assessing their criticality, and managing their mitigation, if applicable. This management process was developed through the use of various tools for the admission of new businesses, products and services, for their qualitative management (process mapping, risks and controls) and quantitative (base of operational losses) and the application for the management of outsourcing.

It is an integral operational risk management model, designed in accordance with international standards, which allows it to adapt to the environment and the internal requirements.

Internal Risk Control

Internal control of risks has as its main functions: to ensure that there is a sufficient internal regulatory framework; to provide a process and defined measures for each type of risk; to control its application and operation; and to ensure that an assessment is made of the existence of a control environment and its proper implementation and operation.

The area contains a model validation team which ensures that the internal statistical risk models of BBVA Francés are suitable for their use, and which is charged with issuing a well-founded and updated opinion on their proper use.

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

Trading Portfolio Activities

Market risk is defined as the possibility of suffering losses in the value of a portfolio as a result of adverse changes in market prices. The main market risks can be classified as follows:

▪	Interest rate risk: This arises as a result of exposure to movements in the different interest rate curves.

▪	Foreign exchange risk: This is caused by the movements in the different currencies exchange rates in which a position is held. This risk is generated primarily in spot currency positions and in any derivative product whose underlying asset is an exchange rate.

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

Market risk management focuses on the Bank’s Global Market (“GM”) trading portfolio. This portfolio includes:

▪	fixed income securities (Argentine sovereign bonds and bills, Central Bank bills and corporate bonds);

▪	spot currency positions; and

▪	derivative products (foreign exchange futures and forwards, interest rate swaps).

Within the model of market risk management there are specific circuits established for communication and operation in case approved risks levels are exceeded.

The following charts show the Bank’s VaR evolution during 2018. In the fourth quarter, the trading portfolio experienced an increase in the ordinary foreign exchange futures and forwards exposure, which led to an increase in the levels of interest rate and total VaR. VaR consumptions were within the defined limits at all times during 2018.

The following tables show the evolution of VaR during the last two years.

Daily Trading VaR at BBVA Francés (in millions of pesos)

	2018	2017
Average	22.86	48.39
Minimum	4.97	10.29
Maximum	97.37	85.04
At December 31	49.36	43.33

Daily Trading VaR – Categories (in millions of pesos)

Interest Risk VaR	2018	2017
Average	19.00	35.14
Minimum	3.13	9.42
Maximum	93.76	57.36
At December 31	49.90	43.38

Exchange-rate Risk	2018	2017
Average	9.64	30.50
Minimum	0.28	0.99
Maximum	37.98	80.91
At December 31	2.65	1.66

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

Stress test analysis

As described in “—Risk Management” above, a number of stress tests are carried out at the bank, and this is also performed on the Bank’s trading portfolios. The aim is to expose BBVA Francés’ trading portfolios to abnormal market variations, based on stress situations occurred in the past (historical scenarios) or in stress situations that may occur in the future with some probability (simulated scenarios), but outside the predetermined confidence interval of the daily VaR measurement.

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

In general, this calculation is limited to its assumption of a permanent increase or decrease in interest rates and that all of such rates change at the same rate. Accordingly, actual results could differ materially from those projected.

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

Changes in interest rates could impact our profitability as a result of timing differences on the repricing of the assets and liabilities. One measure of interest rate risk is the change in net portfolio value (defined as the net present value of interest-earning assets and interest-bearing liabilities) and the change in net interest income caused by a change in market interest rates. The table below sets forth the results of the equity value and net interest income under various interest rate scenarios and the percentage changes from amounts generated under a stable interest rate environment.

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

December 31, 2018
Change in base interest rates and adjust rates (basis points)	Net portfolio value	Percentage change	Net interest and adjust income	Percentage change	Net income of adjustable portfolio	Percentage change
(in millions of pesos, except percentages)
500	11,683.0	(14.07)%	29,390.9	8.27%	1,802.9	(2.61)%
0	13,595.3	0.00%	27,145.2	0.00%	1,851.1	0.00%
(500)	16,601.7	22.11%	25,207.4	(7.14)%	1,901.1	2.70%

Based on our position at December 31, 2018, and assuming a hypothetical, immediate 500 basis points increase in interest rates affecting all interest rate sensitive assets and liabilities, we estimate our net portfolio value would be reduced by Ps.1.912 million and our net interest income would be increased by approximately Ps.2.246 million.

Foreign Exchange Risk

As of December 31, 2018, as part of our asset and liability management, we aimed to minimize the impact on results of foreign exchange rate fluctuations by maintaining excess balances of assets over liabilities denominated in dollars. The following table shows the estimated effect on net income of a 10% variation in the value of the peso against all other currencies:

Peso against all other currencies	Effect on net income based on our position as of December 31, 2018	Effect on net income based on our position as of December 31, 2017
(in millions of pesos, except percentages)
10%	(489)	(297)
(10)%	489	297

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

The interest rate risks arising from these activities is included in the analysis of the interest rate risk previously showed and managed in aggregated manner.

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

Fees Paid by Depositary to the Company

BNY Mellon paid US$39,270.55 to BBVA Francés in 2018.

- PART II -

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Effectiveness of Disclosure Controls and Procedures

As of December 31, 2018, the management of the Bank, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).

Based on such evaluation, management, including our Chief Executive Officer and Chief Financial Officer, have concluded that as of December 31, 2018, we did not maintain effective disclosure controls and procedures because of the material weaknesses in internal control over financial reporting described below. In light of the material weaknesses, management completed certain additional procedures and analysis to validate the accuracy and completeness of the items impacted by the control deficiencies. Notwithstanding the material weaknesses, based on additional analyses and other procedures performed, management concluded that the financial statements included in this report present fairly in all material respects our financial position, results of operations and cash flows for the periods presented, in conformity with IFRS-IASB.

Management’s Annual Report on Internal Control Over Financial Reporting

The management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Bank’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS-IASB and includes those policies and procedures that:

-	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

-	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS-IASB, and that our receipts and expenditures are being made only in accordance with authorizations of the Bank’s management and directors; and

-	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the Bank’s management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on the assessment, and despite the progress made on the implementation of measures and controls for the remediation of the causes that gave rise to the material weaknesses reported in our annual report on Form 20-F for the year ended December 31, 2017, detailed below, management determined that the Bank did not maintain effective internal control over financial reporting as of December 31, 2018 because of material weaknesses related to ineffective design and implementation and timely operation of certain process level controls over the determination of loan losses under IFRS 9 and ineffective design of certain controls over the completeness and accuracy of certain financial statements disclosures required under IFRS, specifically IFRS 9, IFRS 7 and IAS 29. These weaknesses arose mainly due to an ineffective risk assessment process and monitoring of the Bank’s plan to adopt IFRS 9, and an ineffective understanding of the disclosure requirements of IFRS-IASB and an insufficient number of appropriately trained personnel on the application of IFRS-IASB.

These material weaknesses could result in a material misstatement of the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis.

The Bank´s independent registered public accounting firm, KPMG, has been engaged to render an independent professional opinion on the Consolidated Financial Statements and issue an attestation report on the Bank´s internal control over financial reporting as of December 31, 2018, based on procedures conducted in accordance with auditing standards of the Public Company Accounting Oversight Board (PCAOB). Their opinion on the Consolidated Financial Statements expressed an unqualified opinion over the Consolidated Financial Statements, and their attestation report on internal control over financial reporting expressed an adverse opinion and is set forth below.

Remediation Status of Reported Material Weaknesses

The material weaknesses described above arose in the context of the Bank’s preparation of its consolidated annual financial statements for inclusion in its annual report on Form 20-F for the year ended December 31, 2018 in accordance with IFRS-IASB for the first time this year. The Consolidated Financial Statements differ significantly from the Bank’s consolidated financial statements prepared to comply with the requirements of the Central Bank, which were prepared in accordance with IFRS-IASB with temporary exceptions from the application of the impairment model in Section 5.5 Impairment of IFRS 9 Financial Instruments and IAS 29 Financial Reporting in Hyperinflationary Economies. Both of these temporary exceptions will no longer apply in respect of fiscal years beginning on or after January 1, 2020.

In the case of the impairment model in Section 5.5 Impairment of IFRS 9 Financial Instruments, the Bank is working under a convergence plan established by the Central Bank. The Bank prepared and delivered to the Central Bank a qualitative description of the model in December 2018, and an initial calculation in March 2019, which in turn will be updated on a quarterly basis. In addition, in 2019, the Bank is currently developing a plan to comply with IAS 29 for its statutory financial statements on a regular basis, consisting of new processes and controls to ensure the proper preparation and reporting of the hyperinflation adjustment.

To address the material weaknesses identified above, and building on and enhancing the remediation program undertaken in 2018, the Bank is in the process of implementing a program based on the following:

-	strengthening the knowledge and training of personnel involved in the IFRS-IASB reporting process, with special focus on IFRS 9, IFRS 7 and IAS 29;

-	performing a comprehensive effectiveness review, and augmenting controls, to ensure all critical risks are addressed;

-	implementing a more comprehensive monitoring plan for credit loss allowance with a specific focus on model inputs, changes in model assumptions and model outputs to ensure accuracy in the financial reporting process and an effective execution of the Bank’s risk strategy;

-	improving controls over the development of new models or changes to models used to estimate credit loss allowance, and developing comprehensive model documentation;

-	strengthening controls to ensure the completeness and accuracy of certain data material to the financial reporting process; and

-	increasing the amount of resources dedicated to the analysis, review and documentation of control procedures to ensure the preparation of complete and accurate financial statements disclosures in accordance with IFRS-IASB and compliance with the Bank’s policies.

The Bank is currently working to remediate the material weaknesses identified above, including assessing the need for additional remediation steps and implementing additional measures to remediate the underlying causes that gave rise to the material weaknesses. The Bank is committed to maintaining a strong internal control environment and to ensure that a proper, consistent tone is communicated throughout the organization.

Remediation Status of Previously Reported Material Weaknesses

In the Bank’s annual report on Form 20-F for the year ended December 31, 2017 the Bank reported certain material weaknesses in its internal control over financial reporting as of December 31, 2017. These weaknesses have been addressed as discussed below.

Preparation and review of the Bank´s disclosures under U.S. GAAP

A material weakness was identified related to the preparation and review of the Bank´s disclosures under U.S. GAAP, as required by Item 18 of Form 20-F. The Bank has prepared the Consolidated Financial Statements included herein in accordance with IFRS-IASB. Therefore, it was not necessary to prepare disclosures under U.S. GAAP for inclusion herein.

Preparation and review of the Consolidated Statement of Cash Flows

A material weakness was identified related to the preparation and review of the consolidated statement of cash flows in accordance with BCRA GAAP and U.S. GAAP requirements. As discussed above, the Bank has prepared the Consolidated Financial Statements included herein in accordance with IFRS-IASB. Therefore, it was not necessary to prepare a consolidated statement of cash flow in accordance with BCRA-GAAP and U.S. GAAP requirements for inclusion herein.

In addition, management made progress on the implementation of a remediation program based on the items set forth in the Bank’s annual report on Form 20-F for the year ended December 31, 2017, the main lines of which were:

-	review and improvement of the risk and control evaluation model in order to include more complete documentation of the key issues;

-	improvement of training in certain areas relevant to financial reporting;

-	changes in the organizational model of the Bank's areas in order to improve governance and analysis; and

-	improvement in the Bank’s communication on related issues with its senior management, the Risk Committee and the Audit Committee.

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

Changes in Internal Control Over Financial Reporting

Except as described above, there has been no change in the Bank’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act).

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

BBVA Banco Francés S.A.

Opinion on Internal Control Over Financial Reporting

We have audited BBVA Banco Francés S.A. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2018, and the related consolidated profit or loss statements, changes in shareholders’ equity and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements), and our report dated May 10, 2019 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to ineffective design and implementation and timely operation of certain process level controls over the determination of loan losses under IFRS 9 and ineffective design of certain controls over the completeness and accuracy of certain financial statements disclosures required under IFRS, specifically IFRS 9, IFRS 7 and IAS 29, have been identified and included in management’s assessment. The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2018 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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

Disclaimer on Additional Information in Management’s Report

We do not express an opinion or any other form of assurance on management’s statements referring to remediation plans, or results thereof, taken after December 31, 2018, relative to the aforementioned material weaknesses in internal control over financial reporting.

/s/ KPMG

Buenos Aires, Argentina

May 10, 2019

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

Telephone number: (54 11) 4341 5036

e-mail address: ines.lanusse@bbva.com

During fiscal year 2015, we amended the Code of Conduct to adapt it to the best practices and regulatory requirements.

No waivers from any provisions of the Code of Conduct were expressly or implicitly granted to the Executive Chairman, the Financial Director and any other senior financial officer of the Bank in the fiscal year 2018.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Following is a summary of the fees to our independent external auditors for the years ended December 31, 2018 and 2017:

	2018	2017
	(in millions of pesos)
Audit fees	45.06	17.08
Audit-related fees	0.25	4.60
Tax fees	—	—
All other fees	—	—
Total fees	45.31	21.68

Audit fees are fees for professional services performed by KPMG for 2018 and 2017, respectively, for the audit and limited review of the Bank’s annual and quarterly financial statements and services that are normally provided in connection with statutory and regulatory filings.

Audit-related fees consist of fees for assurance and related services performed by KPMG that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported as Audit fees.

The Audit Committee (I) has approved policies and procedures for pre-approving all non-audit work that would be performed by the Bank’s external auditor. Specifically, the policies and procedures prohibit the Bank’s external auditor from performing any services for the Bank or its subsidiaries without the prior approval of the Audit Committee (I). All of the services provided by KPMG in 2018 were approved by the Audit Committee (I) pursuant to these approval policies. None of the hours expended on the principal accountant’s engagement to audit our financial statements for 2018 were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees. The Audit Committee (I) meets once a month. In each of these meetings, the Internal Audit Director presents the projects undertaken by the Internal Audit Department. The minutes of the meeting are then drawn up detailing the issues discussed as well as those items requiring further discussion. The minutes are transcribed into an internal control book which is sent to the Board for their information. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Audit Committee (I)”.

ITEM 16D. EXEMPTIONS FROM LISTING REQUIREMENTS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY ONE ISSUER AND AFFILIATED PERSONS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

BBVA Francés’ corporate governance practices are governed by the applicable Argentine law (particularly, the General Companies Law, Law No. 26,831 as modified by Law No. 27,440 and the standards of the CNV), as well as by its by-laws. BBVA Francés has securities that are registered with the SEC and are listed on the NYSE, and is therefore subject to corporate governance requirements applicable to NYSE-listed non-U.S. companies.

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

On the other hand, the CNV passed in May 2012 General Resolution No. 606/12 (“GR 606/12”) with the corporate governance requirements which companies that publicly offer shares representing their capital stock in Argentina must adopt. Moreover, since December 2012, the Bank has a new corporate governance code (Código de Gobierno Societario, hereinafter the “CGS”) in accordance with Communication “A” 6111 of the Central Bank and GR 606/12 from the CNV.

Director Independence

Under NYSE Section 303A.01, a NYSE-listed company must have a majority of independent directors on its board of directors.

Under Argentine law, the board is not required to consist of a majority of independent directors. Notwithstanding, when directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent. Since May 28, 2004, Argentine companies are required to have at least two independent directors to appoint the Audit Committee (I and II). Currently, the Board is composed of two independent directors.

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

To qualify as an “independent” or “non-independent” director, CNV standards are substantially similar to NYSE standards. CNV standards provide that independence is required with respect to the Bank, and to its controlling shareholders or to shareholders with material holdings (5%), and that, for any person to be appointed as an independent director, such person must not perform executive functions within the Bank. Close relatives of any persons who would not qualify as “independent directors” would also not be considered “independent”.

Non-management Directors Meetings

Under NYSE Section 303A.03, non-management directors must meet at regularly scheduled executive meetings not attended by management. Neither Argentine law nor BBVA Francés’ by-laws require that any such meetings be held.

Nominations Corporate Governance Committee

Under NYSE Section 303A.04, listed companies shall have a "nominations/corporate governance committee" comprised entirely of independent directors. GR 606/12 requires for companies which publicly offer their securities to have a Nomination Committee. Moreover, pursuant to CNV standards, the person who nominates a director shall report at the shareholders’ meeting whether or not the nominee is an "independent person", based on criteria established by CNV (which are substantially similar to NYSE standards).

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

Under NYSE Section 303A.07(b), the audit committee shall have a charter establishing the duties and responsibilities of its members, including, at a minimum, some of the duties and responsibilities required by Rule 10A-3 of the Exchange Act and as set forth in NYSE Section 303A.7(b) of the NYSE Manual. The functions and responsibilities of the audit committee in Argentina, established by Law No. 26,831 as modified by the Law No. 27,440 and CNV’s standards, are essentially the same as provided for under Rule 10A-3 of the Exchange Act.

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

Law No. 26.831 as modified by the Law 27,440 required additional information that companies must include in their annual reports, including information relating to the decision-making organization (corporate governance), the company’s internal controls system, rules for director and manager compensation, stock-options, and any other compensation system applicable to Board members and managers. Law No. 26,831 does not address the remaining issues included in NYSE Section 303A.09. However, all relevant information sent by the Bank to the CNV is forwarded to the CNV through the CNV’s Financial Reporting Highway and may be viewed on the CNV’s website.

Evaluation of Board Performance

Under NYSE Section 303A.09, the Board of Directors must make a self-assessment of its performance at least once a year to determine if it or its committees function effectively and report thereon. Under Argentine law, the board’s performance is evaluated at the annual shareholders’ meeting.

According to the provisions of the Corporate Governance Code, Regular Directors perform an annual self-assessment of Board performance as the governing body and their individual roles as members thereof, must submit them to the head of the Legal Services of the Bank, in his capacity as Secretary of the Board.

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

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of the financial statements filed as a part of this annual report.

ITEM 19. EXHIBITS

▪	Index to Consolidated Financial Statements:

▪	Index to Exhibits:

Exhibit Number	Description
1.1	Amended and Restated By-Laws (Estatutos) of BBVA Francés (*)

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of BBVA Francés (*)

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Certification by CEO and CFO pursuant to Section 1350, as adapted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002

15.1	Consent of KPMG

(*) Incorporated by reference to BBVA Francés’ annual report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 10, 2015

 We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of BBVA Francés.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BBVA BANCO FRANCÉS S.A.

By:	/s/ Ernesto R. Gallardo Jiménez
Name: Ernesto R. Gallardo Jiménez
Title: Chief Financial Officer

Date: May 10, 2019

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
BBVA Banco Francés S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of BBVA Banco Francés S.A. and subsidiaries (the Company) as of December 31, 2018, December 31, 2017 and January 1, 2017, and the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2018 and 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, December 31, 2017 and January 1, 2017, and the results of its operations and its cash flows for the years ended December 31, 2018 and 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 10, 2019 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Changes in Accounting Principles

As discussed in Note 2.3. to the consolidated financial statements, in 2018 the Company has changed its method of accounting for financial instruments due to the adoption of International Financial Reporting Standard 9, Financial Instruments.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

We have served as the Company’s auditor since 2017.

/s/ KPMG

Buenos Aires, Argentina
May 10, 2019

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018, 2017 AND JANUARY 1, 2017

(in thousands of Argentine pesos)

Notes	December 31, 2018	December 31, 2017	January 1, 2017

ASSETS

CASH AND CASH EQUIVALENTS	8	99,105,461	56,453,684	88,746,425

FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	8,627,543	9,494,547	7,271,587
Debt securities	9.1.	7,508,099	8,588,127	6,764,936
Derivatives	9.2.	591,418	210,756	98,987
Equity instruments	9.3.	528,026	695,664	407,664

FINANCIAL ASSETS AT AMORTIZED COST		203,541,121	201,776,086	147,365,597
Other financial assets	10.1.	9,237,235	3,414,951	1,234,350
Loans and advances to government sector		206	322	182,080
Loans and advances to central bank		383	-	-
Loans and advances to financial institutions	10.2.	9,635,845	6,723,692	4,918,041
Loans and advances to customers	10.3.	171,948,321	182,291,244	140,923,665
Reverse repurchase agreements	10.4.	12,719,131	9,345,877	107,461

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	24,563,962	25,220,479	17,232,976
Debt securities	15.1.	24,550,036	25,202,235	17,214,820
Equity instruments	15.2.	13,926	18,244	18,156

INVESTMENT IN JOINT VENTURES AND ASSOCIATES	17	1,756,254	1,394,154	1,807,020
TANGIBLE ASSETS		17,061,205	17,770,756	16,344,482
Property and equipment	18.1.	16,939,113	17,578,496	16,142,109
Investment properties	18.2.	122,092	192,260	202,373

GOODWILL AND INTANGIBLE ASSETS	19	633,943	592,146	516,604

INCOME TAX ASSETS		385	44,874	15,907
Current		385	13,790	2,803
Deferred	16.1.	-	31,084	13,104

OTHER ASSETS	20	5,710,639	5,746,421	6,275,630

NON-CURRENT ASSETS HELD FOR SALE	21	541,936	289,945	-

TOTAL ASSETS		361,542,449	318,783,092	285,576,228

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018, 2017 AND JANUARY 1, 2017

(in thousands of Argentine pesos)

	Notes	December 31, 2018	December 31, 2017	January 1, 2017

LIABILITIES

FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		2,069,529	339,253	107,430
Derivatives	22.1.	1,377,259	339,253	107,430
Trading liabilities	22.2.	692,270	-	-

FINANCIAL LIABILITIES AT AMORTIZED COST		293,240,299	249,393,674	227,068,849
Bank loans	23.1.	5,527,525	1,020,668	1,299,147
Deposits from government sector		1,544,761	1,538,493	4,866,012
Deposits from financial institutions		294,122	246,523	410,841
Deposits from customers	23.2.	257,670,178	225,492,738	205,898,577
Repurchase agreements	23.3.	14,321	421,395	249,000
Other financial liabilities	23.4.	28,189,392	20,673,857	14,345,272

DEBT SECURITIES ISSUED	24	2,473,690	3,030,411	3,291,323

PROVISIONS	25	1,708,116	1,319,780	1,583,042

INCOME TAX LIABILITIES		5,552,524	4,098,310	4,628,269
Current		3,676,445	2,167,873	2,035,539
Deferred	16.1.	1,876,079	1,930,437	2,592,730

OTHER LIABILITIES	26	10,956,150	11,085,009	10,375,581

TOTAL LIABILITIES		316,000,308	269,266,437	247,054,494

EQUITY
Share capital	27	612,660	612,660	536,878
Share premium		12,593,197	12,593,197	1,982,708
Inflation adjustment to share capital		8,580,581	8,580,581	8,533,648
Reserves		30,374,629	26,456,104	21,712,623
Retained earnings		(6,679,416)	761,204	5,055,655
Other comprehensive income		30,378	58,125	200,757
Equity attributable to owners of the Bank		45,512,029	49,061,871	38,022,269
Non-controlling interests		30,112	454,784	499,465
TOTAL EQUITY		45,542,141	49,516,655	38,521,734
TOTAL LIABILITIES AND EQUITY		361,542,449	318,783,092	285,576,228

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

	Notes	December 31, 2018	December 31, 2017

Interest and other income	29.1.	56,472,561	35,714,188
Interest expenses	29.2.	(24,738,228)	(11,959,325)

NET INTEREST INCOME		31,734,333	23,754,863

Fee and commission income	30	12,574,698	10,772,307
Fee and commission expense	31	(5,501,505)	(4,882,374)
Gains (losses) on financial assets and liabilities at fair	32
value through profit or loss, net		115,843	4,361,298
Gains (losses) on derecognition of financial assets not measured at fair value through profit or loss, net	33	(136,740)	11,983
Exchange differences, net	34	6,489,026	3,377,178
Other operating income	35	2,106,977	1,943,178
Other operating expenses	36	(7,984,040)	(7,346,168)

NET INTEREST INCOME AND OTHER OPERATING INCOME		39,398,592	31,992,265

Administration costs		(19,538,918)	(19,631,612)
Personnel benefits	37	(10,887,691)	(11,221,860)
Administrative expenses	38	(8,651,227)	(8,409,752)
Depreciation and amortization	39	(1,922,260)	(1,429,362)
Impairment of financial assets	13	(3,834,036)	(2,527,822)
Loss on net monetary position	3.2.	(11,654,234)	(6,159,779)

OPERATING INCOME		2,449,144	2,243,690
Share of profit of equity accounted investees		317,523	338,313

PROFIT BEFORE TAX		2,766,667	2,582,003

Income tax expense	16.3.	(4,336,370)	(722,492)

(LOSS) PROFIT FOR THE YEAR		(1,569,703)	1,859,511

Attributable to owners of the Bank		(1,489,732)	1,903,820
Attributable to non-controlling interest		(79,971)	(44,309)

EARNINGS PER SHARE
Basic (losses) earnings per share	6	(2.4316)	3.3406
Diluted (losses) earnings per share	6	(2.4316)	3.3406

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

	December 31, 2018	December 31, 2017

(Loss) Profit for the year	(1,569,703)	1,859,511

Items that are or may be reclassified to profit or loss

Profit or loss for financial instruments at fair value through Other comprehensive income (FVOCI)
Profit (loss) for the year for financial instruments at fair value through Other comprehensive income (FVOCI)	(370,487)	(51,668)
Adjustment for reclassifications for the year	146,471	(151,903)
Related income tax (Note 16,1)	66,891	64,582
	(157,125)	(138,989)

Items that will not be reclassified to profit or loss
Share in Other Comprehensive income (OCI) from investees at equity method
Profit or loss for the year for the share in OCI from associates at equity-method	129,378	(3,643)

	129,378	(3,643)

Other comprehensive loss, net of tax	(27,747)	(142,632)
Total comprehensive (loss) income for the year	(1,597,450)	1,716,879

Total comprehensive (loss) income:
Attributable to owners of the Bank	(1,517,479)	1,761,188
Attributable to non-controlling interests	(79,971)	(44,309)

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018 (in thousands of Argentine pesos)

				Other comprehensive income		Reserves
Transactions	Share capital	Share premium	Inflation adjustment to share capital	Fair value reserve	Share of OCI from associates and joint ventures	Legal reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Bank	Non-controlling interest	Total equity
Balance at December 31, 2017	612,660	12,593,197	8,580,581	55,516	2,609	7,342,654	19,113,450	761,204	49,061,871	454,784	49,516,655
Adjustment on initial application of IFRS 9, net of tax (Note 2.3)	-	-	-	-	-	-	-	(725,408)	(725,408)	-	(725,408)

Restated balance at the beginning of the year	612,660	12,593,197	8,580,581	55,516	2,609	7,342,654	19,113,450	35,796	48,336,463	454,784	48,791,247

Total comprehensive loss for the year
- Loss for the year	-	-	-	-	-	-	-	(1,489,732)	(1,489,732)	(79,971)	(1,569,703)
- Other comprehensive loss for the year	-	-	-	(157,125)	129,378	-	-		(27,747)	-	(27,747)

- Distribution of retained earnings as per the
Shareholders' Meeting held on April 10, 2018
Legal reserve	-	-	-	-	-	1,045,096	-	(1,045,096)	-	-	-
Cash dividends (1)	-	-	-	-	-	-	-	(1,306,955)	(1,306,955)	-	(1,306,955)
Other reserves	-	-	-	-	-	-	2,873,429	(2,873,429)	-	-	-

- Other net increases	-	-	-	-	-	-	-	-	-	24,451	24,451
- Loss of control of subsidiary (Note 43)	-	-	-	-	-	-	-	-	-	(369,152)	(369,152)

Balances at December 31, 2018	612,660	12,593,197	8,580,581	(101,609)	131,987	8,387,750	21,986,879	(6,679,416)	45,512,029	30,112	45,542,141

(1) Dividends per share amounts to 3.92877

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017 (in thousands of Argentine pesos)

				Other comprehensive income		Reserves
Transactions	Share capital	Share premium	Inflation adjustment to share capital	Fair value reserve	Share of OCI from associates and joint ventures	Legal reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Bank	Non-controlling interest	Total equity
Balance at January 1, 2017	536,878	1,982,708	8,533,648	194,505	6,252	6,077,689	15,634,934	5,055,655	38,022,269	499,465	38,521,734

Total Comprehensive income for the year
- Profit (Loss) for the year	-	-	-	-	-	-	-	1,903,820	1,903,820	(44,309)	1,859,511
- Other comprehensive loss for the year	-	-	-	(138,989)	(3,643)	-	-	-	(142,632)	-	(142,632)
											-
- Distribution of retained earnings as per the
Shareholders' Meeting held on March 30, 2017
Legal reserve	-	-	-	-	-	1,264,965	-	(1,264,965)	-	-	-
Cash dividends (1)	-	-	-	-	-	-	-	(1,454,790)	(1,454,790)	-	(1,454,790)
Other reserves	-	-	-	-	-	-	3,478,516	(3,478,516)	-	-	-

-Subscription of shares approved by the Shareholders' Meeting held on June 13, 2017 (Note 27)	75.782	10,610,489	46,933	-	-	-	-	-	10,733,204	-	10,733,204

- Other distributions	-	-	-	-	-	-	-	-	-	(372)	(372)
Balances at December 31, 2017	612,660	12,593,197	8,580,581	55,516	2,609	7,342,654	19,113,450	761,204	49,061,871	454,784	49,516,655

(1) Dividends per share amounts to 2.29327

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

	December 31, 2018	December 31, 2017
Accounts

Cash flow from operating activities

Profit before tax	2,766,667	2,582,003

Adjustments to obtain cash flows from operating activities:	(22,947,628)	(10,913,848)
Depreciation and amortization	1,922,260	1,429,362
Net impairment loss of financial assets	3,834,036	2,527,822
Accrued interest	(32,605,647)	(24,278,294)
Exchange rate	(17,838,856)	1,856,483
Inflation effect on cash and cash equivalents balances	21,872,466	7,873,786
Other adjustments	(131,887)	(323,007)

Net decreases due to changes in operating assets:	(4,074,168)	(66,884,348)
Financial assets at fair value through profit or loss	867,004	(2,222,960)
Financial assets at amortized cost
Other financial assets	(5,914,901)	(2,474,754)
Loans and advances to financial institutions	(4,142,686)	(1,821,909)
Loans and advances to customers	8,488,300	(43,114,151)
Loans and advances to government sector	17	15,973
Reverse repurchase agreements	(3,503,682)	(9,185,461)
Financial assets at fair value through other comprehensive income	282,671	(8,126,491)
Other assets	(150,891)	45,405

Net increases due to changes in operating liabilities:	43,916,303	23,088,136
Financial liabilities at amortized cost
Deposits from financial institutions	53,843	(170,033)
Deposits from customers	29,720,286	19,508,033
Deposits from government sector	9,118	(3,279,041)
Repurchase agreements	(407,074)	172,395
Financial liabilities through FVTPL	1,730,276	231,823
Other financial liabilities	12,809,854	6,624,959

Income tax paid	(1,358,731)	(1,313,652)

Interest received	52,136,061	35,366,413
Interest paid	(21,333,384)	(11,416,752)

Total cash flows generated by/(used in) operating activities	49,105,120	(29,492,048)

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

	December 31, 2018	December 31, 2017
Accounts

Cash flows from investing activities

Payments:	(1,983,986)	(2,494,136)
Purchase of property and equipment, intangible assets and other assets	(1,901,966)	(2,494,136)
Loss of control of the subsidiary	(82,020)	-

Collections:	1,158,333	467,453
Sale of property and equipment, intangible assets and other assets	655,278	10,234
Dividends received	503,055	457,219

Total cash flows used in investing activities	(825,653)	(2,026,683)

Cash flows from financing activities

Payments:	(2,646,692)	(3,395,633)
Dividends	(1,306,955)	(1,454,790)
Debt securities issued - Capital	(544,261)	(1,330,216)
Debt securities issued - Interest	(792,961)	(564,244)
BCRA	(2,515)	(46,383)

Collections:	1,052,614	12,351,891
Issuance of own equity instruments	-	10,733,204
Non controling interest capital contribution	284,388	-
Debt securities issued - Capital	768,226	1,618,687

Total cash flows (used in)/generated by financing activities	(1,594,078)	8,956,258

Effect of exchange rate changes on cash and cash equivalents	17,838,854	(1,856,482)
Inflation effect on cash and cash equivalents balances	(21,872,466)	(7,873,786)

Total changes in cash flows	42,651,777	(32,292,741)
Cash and cash equivalents at the beginning of the year (Note 8)	56,453,684	88,746,425
Cash and cash equivalents at the end of the year (Note 8)	99,105,461	56,453,684

The accompanying explanatory notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

1.	General information

BBVA Banco Francés S.A. (hereinafter, indistinctly, “BBVA Francés” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 252 national branches.

Since December 1996, BBVA Francés is controlled by Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, “BBVA Group” or the “controlling entity”), which directly and indirectly owns 66.55% of the share capital of the Bank as of December 31, 2018.

These Consolidated Financial Statements relate to the Bank and its subsidiaries (collectively, the “Group”). The Bank’s subsidiaries are detailed in Note 43.

Part of the Bank's share capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.

The ordinary and extraordinary shareholders’ meeting held on April 24, 2019 modified BBVA Francés’ by-laws to change the Bank’s legal name to BBVA Argentina S.A. and make certain modifications regarding public offerings in conformity with Articles 62 bis and 63 of Law 26,831. Such amendments are pending registration with the Public Registry of Commerce (“IGJ”).

2.	Basis of preparation

2.1.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”).

The Bank has adopted IFRS-IASB as of January 1, 2017 as its financial reporting basis of accounting. These are the Bank’s first consolidated financial statements prepared in accordance with IFRS-IASB.

These consolidated financial statements have been approved by the Board of Directors of BBVA Banco Francés S.A. on May 8, 2019.

2.2.	Transition to IFRS-IASB

-	First-Time adoption of IFRS-IASB

Until December 31, 2017 the Bank prepared its consolidated financial statements in accordance with rules prescribed or permitted by Argentina Central Bank (“BCRA GAAP”).

The Bank followed the provisions of IFRS 1, “First Time Adoption of IFRS”, in preparing its consolidated statement of financial position as of the date of transition, January 1, 2017. Certain of the Bank’s IFRS-IASB accounting policies used for this opening consolidated statement of financial position differed from BCRA GAAP policies applied at the same date. The resulting adjustments arose from events and transactions before the date of transition to IFRS-IASB. Therefore, as required by IFRS 1, those adjustments were recognized directly through retained earnings (or another category of equity where appropriate) as of January 1, 2017. This is the effect of the general rule of IFRS 1 which is to apply IFRS-IASB retrospectively. There are some exceptions required and some exemptions permitted by IFRS 1. The Group applied the following exemptions allowed by IFRS 1:

a)	Considered the fair value of its real estate as of January 1, 2017 as deemed cost at that date;

b)	Decided not to apply IFRS 3 retrospectively to past business combinations. The carrying amount of goodwill as of January 1, 2017 corresponds to the amount at that date in accordance with BCRA GAAP and;

c)	Decided to apply the requirements of IFRS 9 (issued in 2014) as from January 1, 2018. For comparative information, the Group has applied IAS 39. The impact of this change in accounting policy is explained in Note 2.3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

-	Effect of Transition to IFRS-IASB

Below is a reconciliation of equity between BCRA GAAP and IFRS-IASB as of December 31, 2017 and January 1, 2017 as well as a reconciliation of profit or loss for the year ended December 31, 2017:

	Ref	December 31, 2017	January 1, 2017

EQUITY IN ACCORDANCE WITH BCRA GAAP		26,056,548	16,460,035

Adjustments due to implementation of IFRS-IASB
Deemed cost of real estate	(a)	4,889,491	4,960,575
Effective interest rate of loans	(b)	(316,269)	(559,072)
Financing facilities granted at a below market interest rate	(c)	(213,540)	-
Fair value of government and private securities	(d)	(24,587)	(31,439)
Loan impairment methodology differences	(e)	419,042	690,843
Fair value of derivatives	(f)	(37,337)	(34,122)
Equity method of investments in associates and joint ventures	(g)	170,128	191,493
Assets and liabilities for contracts with customers	(h)	(131,840)	(138,665)
Goodwill	(i)	360	-
Deferred income tax	(j)	(513,082)	(1,224,825)
Financial guarantee contracts	(k)	(5,454)	(3,425)
Employee benefits	(l)	(1,562)	(1,683)
Uncertain tax positions	(m)	1,185,800	-
Others		666	1,203
Non-controlling interests	(n)	298,126	267,737

SUBTOTAL		31,776,490	20,578,655

Inflation adjustment	(o)	17,740,165	17,943,079

EQUITY IN ACCORDANCE WITH IFRS-IASB		49,516,655	38,521,734
Equity attributable to owners of the Bank		49,061,871	38,022,269
Non-controlling interests		454,784	499,465

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

	Ref	December 31, 2017

PROFIT OR LOSS IN ACCORDANCE WITH BCRA GAAP		3,878,265

Adjustments due to implementation of IFRS-IASB
Depreciation of property	(a)	(71,084)
Effective interest rate of loans	(b)	242,803
Financing facilities granted at a below market interest rate	(c)	(213,540)
Fair value of government and private securities	(d)	131,614
Loan impairment methodology differences	(e)	(271,801)
Fair value of derivatives	(f)	(3,215)
Equity method of investments in associates and joint ventures	(g)	(37,928)
Assets and liabilities for contracts with customers	(h)	6,825
Goodwill	(i)	360
Deferred income tax	(j)	554,741
Financial guarantee contracts	(k)	(2,029)
Employee benefits	(l)	121
Uncertain tax positions	(m)	1,185,800
Others		125

Non-controlling interests	(n)	30,389

SUBTOTAL		5,431,446

Inflation adjustment	(o)	(3,571,935)

PROFIT OR LOSS IN ACCORDANCE WITH IFRS-IASB		1,859,511

Other comprehensive income/(loss)

Loss for the year from financial instruments at fair value through OCI		(124,762)
Related tax		39,567
Loss for the year for the share in OCI from associates at equity-method		(2,232)

SUBTOTAL		(87,427)

Inflation adjustment		(55,205)

Other Comprehensive loss in accordance with IFRS-IASB		(142,632)

Total Comprehensive Income in accordance with IFRS-IASB		1,716,879
OCI attributable to owners of the Bank		1,761,188
Non-controlling interests		(44,309)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

Below, are the main explanations of the affected captions:

Reference	Explanation
(a)

The Group has applied the exemption of IFRS 1 by which fair value of its real estate as of January 1, 2017 is considered as deemed cost at that date.

- Property and equipment

Management’s estimate of fair value was based on a fair value assessment carried out by Favereau S.A. Tasaciones, an independent valuation specialist.

To determine fair value, the market approach was used, which is based on the assumption that a well-informed purchaser shall not pay for an asset more than the purchase price of a similar asset, that is to say, it provides an indication of the value comparing the asset with other similar assets.

Significant inputs used, detailed by area and their relation to fair value are set forth below:

Main calculation variables, unobservable	Interrelation between the main variables and fair value	City of Buenos Aires	Provinces of Buenos Aires, Córdoba and Santa Fe	Rest of the country
Price per square meter	The higher the price per square meter, the higher the fair value	Ps.18,452 to Ps.145,631	Ps.17,699 to Ps.89,655	Ps.4,800 to Ps.57,143
Age and preservation status	The higher the age, the lower the fair value. The better the preservation status, the higher the fair value	From 1930 to 2016 Status: Good to Excellent	From 1920 to 2010 Status: Good to Very good	From 1935 to 2016 Status: Good to Very good
Ps.: Argentine pesos

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

 - Investment properties

Management’s estimate of fair value was based on a fair value assessment carried out by Favereau S.A. Tasaciones, an independent valuation specialist.

To determine fair value, the market approach was used, which is based on the assumption that a well-informed purchaser shall not pay for an asset more than the purchase price of a similar asset, that is to say, it provides an indication of the value comparing the asset with other similar assets.

Significant inputs used, detailed by area and their relation to fair value are set forth below:

Main calculation variables, unobservable	Interrelation between the main variables and fair value	City of Buenos Aires	Provinces of Buenos Aires and Santa Fe	Rest of the country
Price per square meter	The higher the price per square meter, the higher the fair value	Ps.8,367 to Ps.46,581	Ps.8,933 to Ps.20,175	Ps.8,830 to Ps.14,046
Age and preservation status	The higher the age, the lower the fair value. The better the preservation status, the higher the fair value	From 1900 to 1990 Status: Fair to Good	From 1973 to 1975 Status: Fair to Good	From 1970 to 1984 Status: Fair to Good

The Group applies the cost model for measuring property and equipment and investment properties. Depreciation charge has increased as a result of deemed cost of real estate being higher than the cost in accordance with BCRA GAAP.
(b)	In accordance with IFRS-IASB, under the effective interest method, for financial assets and financial liabilities valued at amortized cost, the Group identified commissions received (assets) and paid (liabilities) recognized in profit or loss upon origination in accordance with BCRA GAAP that are in fact an integral part of the interest rate. The Group recalculated the effective interest rate of the related financial assets and liabilities considering these commissions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

(c)	Adjustments to measure the loans portfolio at fair value upon initial recognition, since these financing facilities are granted at a below market interest rate. The Bank offers through marketing activities short-term loans at a below market interest rate, primarily to credit card holders.
(d)	Adjustments correspond to debt securities that were measured at cost plus interest accrued using the instruments’ interest rate of return in accordance with BCRA GAAP and which are measured at fair value in accordance with IAS 39.
(e)	Impairment was determined in accordance with BCRA GAAP, which establishes minimum allowance rates based on the Argentine Central Bank (“BCRA”) rating system. In accordance with IAS 39, the Bank assessed whether there is objective evidence of impairment and measured impairment as described in Note 5.4.c).
(f)	Adjustment to measure derivative instruments at fair value through profit or loss. In accordance with BCRA GAAP, forwards were measured considering the difference between contractual and forward exchange rates. No present value was determined. Swaps were measured considering the estimated cash flows based on the contractual and prevailing interest rate. No present value was determined.
(g)	Adjustment related to IFRS-IASB adoption in associates and joint ventures.
(h)	Pursuant to IFRS 15, income from contracts with customers is accrued as the Group satisfies the performance obligations. This adjustment mainly relates to services (e.g. annual fees for credit cards) to be provided over the performance period. Under BCRA GAAP these fees were recognized in profit or loss on the date they were billed.
(i)	Pursuant to BCRA GAAP, goodwill generated by business combinations was measured at cost less accumulated amortizations calculated in proportion to the estimated useful life. The Group measures goodwill at the accounting balance at the transition date (see Note 5.9). Consequently, this adjustment shows the reversal of the amortization recognized in 2017 under BCRA GAAP.
(j)	To recognize deferred tax assets and liabilities in accordance with IAS 12 - “Income taxes”. Under BCRA GAAP income tax charge only includes current tax.
(k)	Guarantees granted are recognized at the higher of the fair value at the initial recognition less the accumulated amount of income recognized in accordance with IFRS 15 or the provision in accordance with IAS 37. Under previous GAAP fees related to guarantees granted were recognized in profit or loss on the date of grant. A provision was recognized in accordance with BCRA rules.
(l)	Adjustment to recognize annual leave accrued and payable in accordance with IAS 19, determined considering current legal regulations. Under BCRA GAAP, the cost of vacations earned by employees was generally recorded when the absence occurred.
(m)	In accordance with BCRA GAAP the Bank recorded a provision amounting to 1,185,800 in 2017 related the tax inflation adjustment, considered to be an uncertain tax position. As mentioned in Note 16.5, under IFRS-IASB this provision should not have been recorded.
(n)	To consider non-controlling interests as part of consolidated shareholders’ equity, instead of a mezzanine caption in accordance with BCRA GAAP.
(o)	See Note 3.2.

Below is a reconciliation of cash flows for the year ended December 31, 2017 between BCRA GAAP and IFRS-IASB:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

	Cash flows in accordance with BCRA GAAP	Assets considered cash equivalents under BCRA GAAP (a)	PSA deconsolidation (b)	Other ( c)	Adjustment to express the amounts in terms of measuring unit current at December 31, 2018	Cash flows in accordance with IFRS-IASB

Cash and cash equivalents at December 31, 2017	48,856,107	(671,138)	(20,020)	-	40,581,476	88,746,425
Cash and cash equivalents at December 31, 2018	39,524,382	(1,271,767)	(16,673)	-	18,217,742	56,453,684

Change in cash and cash equivalents	(9,331,725)	(600,629)	3,347	-	(22,363,734)	(32,292,741)

Cash flow from operating activities	(14,948,594)	(600,629)	223,347	(133,732)	(14,032,441)	(29,492,049)
Cash flow from operating activities	(1,636,340)	-	-	163,226	(553,569)	(2,026,683)
Cash flow from operating activities	5,448,732	-	(220,000)	(29,494)	3,757,021	8,956,259
Effect of exchange rate on cash positions	1,804,477	-	-	-	(3,660,959)	(1,856,482)
Inflation effect on cash and cash equivalents balances	-	-	-	-	(7,873,786)	(7,873,786)

Change in cash and cash equivalents	(9,331,725)	(600,629)	3,347	-	(22,363,734)	(32,292,741)

Reference	Explanation
(a)	In accordance with BCRA GAAP, certain short term loans to financial institutions were considered cash equivalents.
(b)	PSA Finance Arg. Cía Financiera S.A. was consolidated under BCRA GAAP but considered a joint venture under IFRS-IASB.
(c)	It mainly corresponds to a different classification of cash flows related to dividends collected from subsidiaries and bank loans.

2.3.	Changes in accounting policies

-	Adoption of IFRS 9

As mentioned in the Note 5.4.b), IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards. The main changes between these two standards relate to the classification of financial assets, the introduction of the expected credit loss model to determine impairment of financial assets.

The application of this standard on January 1, 2018, had a significant impact on the consolidated financial statements of the Bank at that date.

The Group reassessed the classification of its financial assets and liabilities and concluded that:

•	Loans and receivables: all instruments under this classification under IAS 39 fulfil the requirements of IFRS 9 to be classified as financial assets at amortized cost.

•	Held-to-maturity: all instruments under this classification under IAS 39 fulfil the requirements of IFRS 9 to be classified as financial assets at amortized cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

•	Available-for-sale: all instruments under this classification under IAS 39 fulfil the requirements of IFRS 9 to be classified as financial assets at fair value through other comprehensive income.

•	At fair value through profit and loss: remains unchanged.

However, regarding impairment, the Group has determined in accordance with IFRS 9, that the allowance for loan losses and provision for financial guarantees and loan commitments are 1,036,297 higher than the allowance determined in accordance with IAS 39 and the provision under IAS 37 as of January 1, 2018. The pertinent adjustment, net of the related income tax effect of 310,889, has been recorded in Equity, in the line Retained earnings. Comparative information was not restated.

3.	Functional and presentation currency and unit of account

3.1.	Functional and presentation currency

The Argentine Peso is the functional and presentation currency of the Bank and its subsidiaries. All amounts are stated in thousands of Argentine pesos, unless otherwise stated.

3.2.	Unit of account

IAS 29 Financial Reporting in Hyperinflationary Economies requires an entity whose functional currency is the currency of a hyperinflationary economy, to state the assets, liabilities, income and expenses in terms of the measuring unit current at the reporting period.

An economy is considered to be a hyperinflationary economy when, among other criteria, it has cumulative inflation of approximately 100% or more over a 3-year period.

The Bank’s management took into account the increase in the levels of inflation suffered by the Argentine economy in the first months of 2018, applied the parameters established by IAS 29 and agreed with the consensus reached among local and international accounting standards that the Argentine economy should be considered as hyperinflationary. Consequently, IAS 29 has been applied to financial information prepared as from July 1, 2018.

Additionally, the Bank’s management agreed with the basis for conclusions and consequently followed the guidance issued by Argentine accounting standards setters by which the “general price index” for IAS 29 purposes is determined considering the Wholesale price index (WPI) through December 31, 2016 and the Consumer price index (CPI) beginning on January 1, 2017 and onwards. These indexes are published by the National Institute of Statistics and Census (INDEC).

The general price index has increased 47.65% during 2018 and 24.80% during 2017.

Under IAS 29 assets and liabilities not already expressed in terms of the measuring unit current at the end of the reporting period are adjusted by applying a general price index. The adjusted amount of a non-monetary item is reduced, in accordance with IFRS-IASB, when it exceeds its recoverable amount. The impact of implementation of IAS 29 at the beginning of the first period of application is recognized in equity. All items in the statement of comprehensive income are expressed in terms of the measuring unit current at the end of the reporting period. The gain or loss on the net monetary position is included in the Consolidated Statement of profit or loss.

Since the Bank prepares its financial information based on a historical cost approach, it has applied IAS 29 as follows:

-	Restated the Consolidated statement of financial position as of January 1, 2017, which is the earliest financial information presented.

-	Restated the Consolidated statement of financial position as of December 31, 2017.

-	Restated the Consolidated statement of profit or loss, the Consolidated statement of comprehensive income, the Consolidated statement of changes in shareholders’ equity and Consolidated statements of cash flow for the year ended December 31, 2017, including the calculation and separate disclosure of the gain or loss on the net monetary position.

-	Adjusted the Consolidated statement of financial position as of December 31, 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

-	Adjusted the Consolidated statement of profit or loss, the Consolidated statement of comprehensive income, the Consolidated statement of changes in shareholders’ equity and Consolidated statements of cash flow for the year ended December 31, 2018, including the calculation and separate disclosure of the gain or loss on the net monetary position.

In order to apply IAS 29 to the Consolidated statement of financial position, the Bank has applied the following methodology and criteria:

-	Non-monetary items have been restated by applying the general price index. The restated amounts have been reduced to their recoverable value by applying the pertinent IFRS, if necessary.

-	Monetary items have not been restated.

-	Assets and liabilities linked by agreement to changes in prices, such as index linked bonds and loans, have been measured in accordance with the pertinent agreement.

-	The measurement of Investments accounted for under the equity method, have been determined based on financial information of the associates and joint ventures prepared in accordance with IAS 29.

-	Deferred income tax assets and liabilities have been recalculated based on the restated amounts.

-	As of January 1, 2017 all equity components, except retained earnings, have been restated by applying the general price index from the dates the components were contributed or otherwise arose. In subsequent periods, all equity components have been restated by applying the general price index from the beginning of the period or the date of contribution, if later.

In order to apply IAS 29 to the Consolidated statement of profit or loss, the Consolidated statement of comprehensive income and the Consolidated statement of cash flows, the Bank has been applied the following methodology and criteria:

-	All items in the Consolidated statement of profit or loss, Consolidated statement of comprehensive income and Consolidated statement of cash flows have been expressed in terms of the measuring unit current at December 31, 2018.

-	The gain or loss on the net monetary position is included in the Consolidated statement of profit or loss.

-	The gain or loss generated by cash and cash equivalents is presented in the Consolidated statement of cash flows separately from cash flows from operating, investing and financing activities as a specific item in the reconciliation between cash and cash equivalents at the beginning and at the end of the period.

Below is a summary of the main adjustments in the application of IAS 29:

	December 31, 2017	January 1, 2017

Equity before inflation adjustment (Note 2.2)	31,776,490	20,578,655

Impact of IAS 29 adoption:
· Increase in Non-monetary assets (tangible assets, intangible assets and non-current assets held for sale)	2,486,482	504,728
· Increase Deferred income tax	(725,461)	(176,654)
Total impact of IAS 29 adoption	1,761,021	328,074

Equity in terms of the measuring unit current at December 31, 2017 / January 1, 2017	33,537,511	20,906,729

Adjustment of measuring unit	15,979,144	17,615,005

Equity in terms of the measuring unit current at December 31, 2018	49,516,655	38,521,734

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

December 31, 2017

Profit before inflation adjustment (Note 2.2)	5,431,446

Impact of IAS 29 adoption:
· Increase in Non-monetary assets (tangible assets, intangible assets and non-current assets held for sale)	1,981,754
· Increase Deferred income tax	(548,807)
· Loss on net monetary position	(5,604,951)
Total impact of IAS 29 adoption	(4,172,004)

Profit or loss at in terms of the measuring unit current at December 31, 2017	1,259,442

Adjustment of measuring unit	600,069

Profit in terms of the measuring unit current at December 31, 2018	1,859,511

4.	Accounting estimates and judgments

In preparing these consolidated financial statements, the Board of Directors has made judgements, estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, income and expenses.

The related estimates and assumptions are based on expectations and other factors deemed reasonable, the result of which are the basis for the judgments on the value of assets and liabilities, which are not easily obtained from other sources. Actual results may differ from these estimates.

The underlying estimates and assumptions are continuously under review. The effect of the review of accounting estimates is recognized prospectively.

4.1	Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is described in Note 3 “Functional and presentation currency and unit of account” and Note 5 “Significant accounting policies” in the following titles:

-	Note 3.2. – “Unit of account”

-	Note 5.1. – Determination of the “Basis of consolidation” regarding the existence of control over other entities

-	Note 5.4.b) – “Classification of financial assets”

-	Note 5.4.b) – “Impairment of financial assets”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

4.2.	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in these consolidated financial statements is included in the following notes:

-	Note 12 – “Measurement of expected credit losses” regarding the impairment of financial assets

-	Note 16 – “Income tax and deferred tax assets and liabilities”, regarding availability of future taxable profit against which deferred tax assets and the effect of the final resolution of uncertain tax positions.

-	Note 25 – “Provisions”, regarding the likelihood, timing and amount of outflow of resources.

-	Note 41 b.3 – “Valuation techniques for Levels 2 and 3”.

4.3.	Fair value measurement

Fair value is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date. The fair value of a liability reflects its non-performance risk.

When available, the Group measures the fair value of a financial instrument using the quoted price in an active market. A market is considered active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Group uses valuation techniques maximizing the use of relevant market inputs and minimizes the use of unobservable inputs. The selection of a valuation technique considers all factors market participants would take into consideration for the purposes of setting the price of the transaction.

Fair values are categorized into different levels in the fair value hierarchy based on the input data used in the measurement techniques, as follows:

-	Level 1: quoted prices in active markets (unadjusted) for identical assets or liabilities.

-	Level 2: fair value estimated with observable market inputs.

-	Level 3: inputs that are unobservable.

The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

5.	Significant accounting policies

Except as described in Note 2.3. for the adoption of IFRS 9 as of January 1, 2018, the Group has consistently applied the following accounting policies in all periods presented in these consolidated financial statements and in the preparation of the Statement of financial position as of January 1, 2017 for the purposes of the transition to IFRS-IASB.

5.1.	Basis of consolidation

a)	Subsidiaries

Subsidiaries are all entities (including structured entities, if any) controlled by the Bank. The Bank controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control if there are changes to one or more of the elements of control.

The financial statements of subsidiaries are fully consolidated with those of the Bank from the date on which control commences until the date on which control ceases.

b)	Non-controlling interests

Non-controlling interests are the proportionate share of income and shareholders’ equity of the subsidiaries, which do not belong to the Bank and are included as a separate line in the Consolidated Statements of profit or loss, of Comprehensive Income, of Financial Position and of changes in shareholders’ equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

c)	Trusts

The Bank acts as trustee for a number of trusts. The Bank considers the purpose and design of the trust so as to identify its relevant activities, how decisions about such activities are made, who has the current ability to direct those activities, and who receives returns therefrom. In case the Bank has decision-making power over the trust, determines whether it acts as a principal or as an agent of a third party.

The Bank has concluded that it does not have control over any of these trusts.

d)	Investment funds

A subsidiary of the Bank acts as fund manager to a number of investment funds. Determining whether the Bank controls such an investment fund usually focuses on the assessment of the aggregate economic interests of the Bank in the fund (comprising any carried interests and expected management fees) and considers that investors have no right to remove the fund manager without cause. In cases where the economic interest share is less than 37%, the Bank concludes its subsidiary acts as an agent for the investors and therefore does not consolidate those funds.

e)	Loss of control

When the Bank loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, any related non-controlling interest and other components of equity.

Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

f)	Transactions eliminated on consolidation

Intra-Group balances and transactions, and any unrealized income and expenses arising from intra-Group transactions, are eliminated in preparing the consolidated financial statements.

5.2.	Foreign currency

Transactions in foreign currencies are translated into the respective functional currency of Bank entities at the spot exchange rates published by the BCRA at the date of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the spot exchange rate at the reporting date.

Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Foreign currency differences arising from translation are recognized in profit or loss.

5.3.	Cash and cash equivalents

Cash and cash equivalents includes cash and bank deposits, balances with central banks and balances with no restrictions kept with the BCRA and on-demand accounts held at financial institutions that are subject to an insignificant risk of changes in their fair value and are used by the Bank in the management of its short-term commitments.

5.4.	Financial assets and liabilities

a)	Recognition

The Bank initially recognizes loans, deposits, debt securities issued and liabilities on the date on which they are originated. All other financial instruments (including ordinary course purchases and sales of financial assets) are recognized on the trade date, which is the date when the Bank becomes party to the contractual provisions of the instrument.

The Bank recognizes purchases of financial instruments with the commitment to resell at a certain price as a loan granted in the line “Reverse repurchase agreements” in the Consolidated statement of financial position. The difference between the purchase and sale prices of those instruments is recorded as interest accrued during the term of the transactions using the effective interest method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

Financial assets and financial liabilities are initially recognized at fair value. Instruments not measured at fair value through profit or loss (FVTPL) are recognized at fair value plus (in the case of assets) or less (in the case of liabilities) the transaction costs directly attributable to the acquisition of the asset or the issuance of the liability.

The transaction price is usually the best evidence of fair value for initial recognition.

However, if the Bank determines that the fair value at initial recognition is different than the consideration received or paid, when the fair value is in hierarchies 1 or 2, the financial instrument is initially recognized at fair value and the difference is recognized in profit or loss. If the fair value at initial recognition is hierarchy 3, the difference between the fair value and the consideration is deferred in the term of the instrument.

b)	Policy applicable from January 1, 2018

Classification of financial assets

On initial recognition, financial assets are classified as measured at amortized cost, fair value through Other Comprehensive Income (FVOCI) or fair value through profit or loss (FVTPL).

A financial asset is measured at amortized cost if it meets both of the following conditions:

-	The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and

-	The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

A debt instrument is measured at FVOCI only if it meets both of the following conditions and is not designated as at FVTPL:

-	The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

-	The contractual terms of the financial asset give rise to cash flows that are SPPI on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Bank may elect to, for each individual instrument, present subsequent changes in fair value in Other Comprehensive Income (OCI).

All other financial assets are classified as measured at FVTPL. This category includes derivative financial instruments.

Classification of financial liabilities

The Bank classifies its financial liabilities, other than derivatives, financial guarantees and liabilities at fair value through profit or loss as measured at amortized cost.

Financial liabilities held for trading and derivative financial instruments are measured at FVTPL.

‘Financial guarantees’ are contracts that require the Bank to make specified payments to reimburse the holder for a loss that it incurs because a specified debtor fails to make payment when it is due in accordance with the terms of a debt instrument.

Financial guarantees issued are initially recognized at fair value, and subsequently are measured at the higher of this amortized amount and the present value of any expected payment to settle the liability when a payment under the contract has become probable.

Business model assessment

The Bank makes an assessment of the objective of a business model in which an asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

-	The stated policies and objectives for the portfolio and the operation of those policies in practice,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

-	How the performance of the portfolio is evaluated and reported to the Bank’s management,

-	The risks that affect the performance of the business model and how those risks are managed,

-	How managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

-	The frequency, volume and timing of sales in prior periods, the reasons for such sales and its expectations about future sales activity. However, information about sales activity is not considered in isolation, but as part of an overall assessment of how the Bank’s stated objective for managing the financial assets is achieved and how cash flows are realized.

Financial assets that are held for trading or managed and whose performance is evaluated on a fair value basis are measured at FVTPL because they are neither held to collect contractual cash flows nor held both to collect contractual cash flows and to sell financial assets.

Assessment of whether contractual cash flows are SPPI

For the purpose of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs as well as profit margin. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

In making the assessment, the Bank considers:

-	Contingent events that would change the amount and timing of cash flows;

-	Leverage features;

-	Prepayment and extension terms;

-	Terms that’s limit the Bank´s claim to cash flows from specified assets; and

-	Features that modify consideration of the time value of money (e.g. periodical reset of interest rate).

Reclassification

Financial assets are not reclassified after their initial recognition, except for a change in the Bank's business models.

Measurement at amortized cost

The amortized cost of a financial asset or liability is the amount of its initial recognition less the capital reimbursements, plus or less the amortization, using the effective interest method, of any difference between the initial amount and the amount at maturity. In the case of financial assets, it also includes any impairment.

Modifications of financial assets and financial liabilities

i) Financial assets

If the terms of a financial asset are modified, then the Bank evaluates whether the cash flows of the modified asset are substantially different.

If the cash flows are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this case, the original financial asset is derecognised and a new financial asset is recognised at fair value plus any eligible transaction costs. Any fees received as part of the modification are accounted for as follows:

-	Fees that are considered in determining the fair value of the new asset and fees that represent reimbursement of eligible transaction costs are included in the initial measurement of the asset; and

-	Other fees are included in profit or loss as part of the gain or loss on derecognition.

If cash flows are modified when the borrower is in financial difficulties, then the objective of the modification is usually to maximise recovery of the original contractual terms rather than to originate a new asset with substantially different terms. If the Bank plans to modify a financial asset in a way that would result in forgiveness of cash flows, then it first considers whether a portion of the asset should be written off before the modification takes place. This approach impacts the result of the quantitative evaluation and the derecognition criteria are not usually met in such cases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

If the modification of a financial asset measured at amortised cost or FVOCI does not result in derecognition of the financial asset, then the Bank first recalculates the gross carrying amount of the financial asset using the original effective interest rate of the asset and recognises the resulting adjustment as a modification gain or loss in profit or loss. For floating-rate financial assets, the original effective interest rate used to calculate the modification gain or loss is adjusted to reflect current market terms at the time of the modification. Any costs or fees incurred and fees received as part of the modification adjust the gross carrying amount of the modified financial asset and are amortised over the remaining term of the modified financial asset.

If such a modification is carried out because of financial difficulties of the borrower, then the gain or loss is presented together with impairment losses. In other cases, it is presented as interest income calculated using the effective interest rate method.

ii)       Financial liabilities

The Bank derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognised at fair value. The difference between the carrying amount of the financial liability derecognised and consideration paid is recognised in profit or loss. Consideration paid includes non-financial assets transferred, if any, and the assumption of liabilities, including the new modified financial liability.

If the modification of a financial liability is not accounted for as derecognition, then the amortised cost of the liability is recalculated by discounting the modified cash flows at the original effective interest rate and the resulting gain or loss is recognised in profit or loss. For floating-rate financial liabilities, the original effective interest rate used to calculate the modification gain or loss is adjusted to reflect current market terms at the time of the modification. Any costs and fees incurred are recognised as an adjustment to the carrying amount of the liability and amortised over the remaining term of the modified financial liability by re-computing the effective interest rate on the instrument.

Impairment of financial assets

The IFRS 9 impairment model is applied to financial assets valued at amortized cost and to financial assets valued at fair value with changes in other comprehensive income, except for investments in equity instruments. Likewise, all the financial instruments valued at fair value with change through profit and loss are excluded from the impairment model.

The new standard classifies financial instruments into three categories, which depend on the evolution of their credit risk from the moment of initial recognition. The first category includes the transactions initially recognized, with no significant increase in credit risk and not impaired (Stage 1); the second comprises the financial assets for which a significant increase in credit risk has been identified since its initial recognition (Stage 2) and the third one, the impaired financial assets (Stage 3).

The calculation of the allowances for credit risk in each of these three categories are done differently. In this way, expected loss up to 12 months for the financial assets classified in the first of the aforementioned categories are recorded, while expected losses estimated for the remaining life of the financial assets classified in the other two categories are recorded. Thus, IFRS 9 differentiates between the following concepts of expected loss:

-	Expected loss at 12 months: expected credit loss that arises from possible default events within 12 months following the presentation date of the financial statements; and

-	Expected loss during the life of the transaction: this is the expected credit loss that arises from all possible default events over the remaining life of the financial instrument.

All this requires considerable judgment, both in the modeling for the estimation of the expected losses and in the forecasts, on how the economic factors affect such losses, which must be carried out on a weighted probability basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

The Bank has applied the following definitions in accordance with IFRS 9:

Default

BBVA Francés has applied a definition of default for financial instruments that is consistent with that used in internal credit risk management, as well as the indicators under applicable regulation at the date of implementation of IFRS 9. Both qualitative and quantitative indicators have been considered.

In accordance with IFRS 9, the 90-day past-due stipulation may be waived in cases where the Bank considers it appropriate, based on reasonable and documented information that it is appropriate to use a longer term. As of December 31, 2018, the Bank has not considered periods superior to 90 days for any of the significant portfolios.

Credit impaired asset

An asset is credit-impaired according to IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the asset. Evidence that a financial asset is credit-impaired includes observable data about the following events:

-	Significant financial difficulty of the issuer or the borrower.

-	A breach of contract (e.g. a default or past due event).

-	A lender having granted a concession to the borrower – for economic or contractual reasons relating to the borrower’s financial difficulty – that the lender would not otherwise consider.

-	It becoming probable that the borrower will enter bankruptcy or other financial reorganization.

It may not be possible to identify a single discrete event. Instead, the combined effect of several events may cause financial assets to become credit-impaired.

The definition of impaired financial assets in the Bank is aligned with the definition of default explained in the above paragraphs.

Significant increase in credit risk

The objective of the impairment requirements is to recognize lifetime expected credit losses for financial instruments for which there have been significant increases in credit risk since initial recognition considering all reasonable and supportable information, including that which is forward-looking.

The model developed by the Bank for assessing the significant increase in credit risk has a two-prong approach:

-	Quantitative criterion: the Bank uses a quantitative analysis based on comparing the current expected probability of default over the life of the transaction with the original adjusted expected probability of default, so that both values are comparable in terms of expected default probability for their residual life. The thresholds used for considering a significant increase in risk take into account special cases according to geographic areas and portfolios. Depending on how old current operations are, at the time implementation of the standard, some simplification has been made to compare the probabilities of default between the current and the original moment, based on the best information available at that moment.

-	Qualitative criterion: most indicators for detecting significant risk increase are included in the Bank's systems through rating/scoring systems or macroeconomic scenarios, so quantitative analysis covers the majority of circumstances. The Bank will use additional qualitative criteria when it considers it necessary to include circumstances that are not reflected in the rating/score systems or macroeconomic scenarios used.

Additionally, instruments under one of the following main circumstances are considered Stage 2 (Qualitative criterion):

-	More than 30 days past due. According to IFRS 9, default of more than 30 days is a presumption that can be rebutted in those cases in which the Bank considers, based on reasonable and documented information, that such non-payment does not represent a significant increase in risk. The Bank has not considered periods superior to 30 days for any of the significant portfolios.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

-	Watch list: They are subject to special watch by the Risks units because they show negative signs in their credit quality, even though there may be no objective evidence of impairment.

-	Refinance or restructuring that does not show evidence of impairment.

Thus the classification of financial instruments subject to impairment under IFRS 9 is as follows:

-	Stage 1– without significant increase in credit risk

Financial assets which are not considered to have significantly increased in credit risk since its initial recognition, have the allowances for loan losses measured at an amount equal to 12 months expected credit losses (ECL).

-	Stage 2– significant increases in credit risk

When there is a significant increase in credit risk, the financial asset is transferred to this category in which the allowance for loan losses is calculated as the ECL during the entire life of the asset.

-	Stage 3 – Impaired

When there is objective evidence that the instrument is credit impaired, the financial asset is transferred to this category in which the allowances for losses of that financial instrument is calculated as the expected credit loss during the entire life of the asset.

Method for calculating ECL under IFRS 9

In accordance with IFRS 9, the measurement of ECL must reflect:

-	A considered and unbiased amount, determined by evaluating a range of possible results.

-	The time value of money.

-	Reasonable and supportable information that is available without undue cost or effort and that reflects current conditions and forecasts of future economic conditions.

The Bank measures the ECL both individually and collectively.

The purpose of the Bank's individual measurement is to estimate expected losses for significant impaired instruments. In these cases, the amount of credit losses is calculated as the difference between expected discounted cash flows at the effective interest rate of the transaction and the carrying amount of the instrument.

To establish which and how many clients need to be analyzed individually, the Bank adopts the criteria defined by the BBVA Group, which is a relative weight in terms of total risk over the defaulted total risk of wholesale exposure and in term of total risk over the Watch List total risk of wholesale exposure. In addition to that calculation, an expert adjustment has been made downwards of these thresholds.

The scope for individual analysis is defined with the following criteria to analyze all clients with at least an asset in default and with total risk above the local threshold (Ps. 3,000,000) or with at least an asset in Watch List (WL) with total risk above the local threshold (Ps. 5,000,000), meaning:

a) Stage 3 and Total Risk > Ps. 3,000,000;

b) Stage 2, WL and Total Risk > Ps. 5,000,000

Threshold for Defaulted exposure: The threshold is established in such a way that the clients with total risk above this threshold are assessed individually for at least 40% of the total risk of the defaulted wholesale portfolio.

Threshold for Watch List exposure: The threshold is established in such a way that the clients with total risk above this threshold are assessed individually for at least 20% of the total risk of the Watch List wholesale portfolio.

For the collective measurement of expected losses the instruments are grouped into groups of assets based on their risk characteristics. Exposure within each group is segmented according to the common credit risk characteristics, which are indicative of the payment capacity of the borrower in accordance with their contractual conditions. These risk characteristics have to be relevant in estimating the future flows of each group. The characteristics of credit risk may consider, among others, the following factors:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

-	Type of instrument.

-	Rating or scoring tools.

-	Type of collateral.

-	Period of time at default for stage 3.

-	Segment.

-	Qualitative criteria which can have a significant increase in risk.

ECL are derived from the following parameters:

-	PD: estimate of the probability of default in each period.

-	EAD: estimate of the exposure in case of default at each future period, taking into account the changes in exposure after the presentation date of the financial statements.

-	LGD: estimate of the loss in case of default, calculated as the difference between the contractual cash flows and receivables, including guarantees.

In the case of debt securities, the LDP (Low Default Portfolio) methodology that is used has parameters based on external ratings.

Use of present, past and future information

IFRS 9 requires incorporation of present, past and future information to detect any significant increase in risk and measure the expected loss.

The standard does not require identification of all possible scenarios for measuring expected loss. However, the probability of a loss event occurring and the probability it will not occur will also have to be considered, even though the possibility of a loss may be very small. Also, when there is no linear relation between the different future economic scenarios and their associated expected losses, more than one future economic scenario must be used for the measurement.

The approach used by the Bank consists of using first the most probable scenario (baseline scenario) consistent with that used in the Bank's internal management processes, and then applying an additional adjustment, calculated by considering the weighted average of expected losses in other economic scenarios (one more positive and the other more negative). The main macroeconomic variable in each of the scenarios is Gross Domestic Product.

c)	Policy applicable before January 1, 2018

Classification of financial assets

The Bank classified its financial assets into one of the following categories:

-	Loan and receivables;

-	Held-to-maturity:

-	Available-for-sale; and

-	At FVTPL, and within this category as: a) held-for-trading or b) designed as at FVTPL.

Classification of financial liabilities

The Bank classified its financial liabilities, other than derivatives, financial guarantees and liabilities at fair value through profit or loss as measured at amortized cost.

Modifications of financial assets and financial liabilities

a)	Financial assets

If the terms of a financial asset were modified, then the Bank evaluated whether the cash flows of the modified asset were substantially different. If the cash flows were substantially different, then the contractual rights to cash flows from the original financial asset were deemed to have expired. In this case, the original financial asset was derecognised and a new financial asset was recognised at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

If the terms of a financial asset were modified because of financial difficulties of the borrower and the asset was not derecognised, then impairment of the asset was measured using the pre-modification interest rate.

b)	Financial liabilities

The Bank derecognised a financial liability when its terms were modified and the cash flows of the modified liability were substantially different. In this case, a new financial liability based on the modified terms was recognised at fair value. The difference between the carrying amount of the financial liability extinguished and consideration paid was recognised in profit or loss. Consideration paid included non-financial assets transferred, if any, and the assumption of liabilities, including the new modified financial liability.

If the modification of a financial liability was not accounted for as derecognition, then any costs and fees incurred were recognised as an adjustment to the carrying amount of the liability and amortised over the remaining term of the modified financial liability by re-computing the effective interest rate on the instrument.

Impairment of financial assets

A financial asset was considered impaired – and therefore its carrying amount was adjusted to reflect the effect of impairment – when there were objective evidence that events have occurred, which:

-	In the case of debt instruments (loans and accounts receivable and debt securities), reduced the future cash flows that were estimated at the time the instruments when initially recognized. So they were considered impaired when there were reasonable doubts that the carrying amounts would be recovered in full and/or the related interest would be collected for the amounts and on the dates initially agreed.

-	In the case of equity instruments, it meant that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial assets was adjusted with a charge to the consolidated statement of profit or loss for the year in which the impairment become known. The recoveries of previously recognized impairment losses were reflected, if appropriate, in the consolidated statement of profit or loss for the year in which the impairment was reversed or reduced, with an exception: any recovery of previously recognized impairment losses for an investment in an equity instrument classified as financial assets at fair value through other comprehensive income was not recognized in the consolidated statement of profit or loss, but under the heading "Other comprehensive income - Items that may be reclassified to profit or loss - financial assets at fair value through other comprehensive income " in the Consolidated statement of other comprehensive income.

In general, amounts collected on impaired loans and receivables were used to recognize the related accrued interest and any excess amount was used to reduce the unpaid principal.

When the recovery of any recognized amount was considered remote, such amount was written-off on the consolidated statement of financial position, without prejudice to any actions that may be taken in order to collect the amount until the rights extinguish in full either because it was time-barred debt, the debt was forgiven, or other reasons.

Method for calculating the impairment on financial assets under IAS 39

The impairment on financial assets was determined by type of instrument and other circumstances that could affect it, taking into account the guarantees received to assure (in part or in full) the performance of the financial assets.

Impairment of debt instruments measured at amortized cost

The Bank developed policies, methods and procedures to estimate incurred losses on outstanding credit risk. These policies, methods and procedures applied in the due diligence, approval and execution of debt instruments and commitments and guarantees given; as well as in identifying the impairment and, where appropriate, in calculating the amounts necessary to cover estimated losses.

The amount of impairment losses on debt instruments measured at amortized cost was calculated based on whether the impairment losses are determined individually or collectively. First it was determined whether there was objective evidence of impairment individually for individually significant debt instrument, and collectively for debt instrument that were not individually significant. If the Bank determined that there were no objective evidence of impairment, the assets were classified in groups of debt instrument based on similar risk characteristics and impairment was assessed collectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

In determining whether there is objective evidence of impairment the Bank used observable data in the following aspects:

-	Significant financial difficulties of the obligors.

-	Ongoing delays in the payment of interest or principal.

-	Refinancing of credit due to financial difficulties by the counterparty.

-	Bankruptcy or reorganization / liquidation are considered likely.

-	Disappearance of the active market for a financial asset because of financial difficulties.

-	Observable data indicating a reduction in future cash flows from the initial recognition such as adverse changes in the payment status of the counterparty (delays in payments, reaching credit cards limits, etc.).

-	National or local economic conditions that are linked to "defaults" in the financial assets (unemployment rate, falling property prices, etc.).

Impairment losses on financial assets individually evaluated for impairment

The amount of the impairment losses incurred on financial assets represented the excess of their respective carrying amounts over the present values of their expected future cash flows. These cash flows were discounted using the original effective interest rate. If a financial asset had a variable interest rate, the discount rate for measuring any impairment loss was the current effective rate determined under the contract.

As an exception to the rule described above, the market value of listed debt instruments was deemed to be a fair estimate of the present value of their expected future cash flows.

The following was to be taken into consideration when estimating the future cash flows of debt instruments:

-	All amounts expected to be recovered over the remaining life of the debt instrument; including, where appropriate, those which may result from the collateral and other credit enhancements provided for the debt instrument (after deducting the costs required for foreclosure and subsequent sale). Impairment losses included an estimate for the possibility of collecting accrued, past-due and uncollected interest.

-	The various types of risk to which each debt instrument was subject.

-	The circumstances in which collections would foreseeably be made.

Impairment losses on financial assets collectively evaluated for impairment

With regard to the collective impairment analysis, financial assets were grouped by risk type considering the debtor's capacity to pay based on the contractual terms. As part of this analysis, the Bank estimated the impairment loan losses that were not individually significant, distinguishing between those that showed objective evidence of impairment, and those that did not show objective evidence of impairment, as well as the impairment of significant loans that the Bank deemed as not showing an objective evidence of impairment.

With respect to financial assets that had no objective evidence of impairment, the Bank applied statistical methods using historical experience and other specific information to estimate the losses that the Bank incurred as a result of events that had occurred as of the date of preparation of the Consolidated Financial Statements but had not been known and would be apparent, individually after the date of submission of the information. This calculation was an intermediate step until these losses were identified on an individual level, at which time these financial instruments would be segregated from the portfolio of financial assets without objective evidence of impairment.

The incurred loss was calculated taking into account three key factors: exposure at default, probability of default and loss given default.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

-	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

-	Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD is associated with the rating/scoring of each counterparty/transaction.

-	Loss given default (LGD) is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the asset.

In order to calculate the LGD at each reporting date, the Bank evaluated the whole amount expected to be obtained over the remaining life of the financial asset.

In addition, to identify the possible incurred but not reported losses (IBNR) in the unimpaired portfolio, an additional parameter called "LIP" (loss identification period) had to be introduced. The LIP parameter is the period between the time at which the event that generates a given loss occurs and the time when the loss is identified at an individual level.

When the property right was contractually acquired at the end of the foreclosure process or when the assets of distressed borrowers were purchased, the asset was recognized in the consolidated statements of financial position.

Impairment of other debt instruments classified as available for sale

The impairment losses on other debt instruments classified as “Available-for-sale financial asset” portfolio were equal to the excess of their acquisition cost (net of any principal repayment), after deducting any impairment loss previously recognized in the consolidated statement of profit or loss over their fair value.

When there was objective evidence that the negative differences arising on measurement of these debt instruments were due to impairment, they were no longer considered as “Other comprehensive income - Items that may be reclassified to profit or loss - financial assets at fair value through other comprehensive income” and were recognized in the consolidated statement of profit or loss.

If all, or part of the impairment losses were subsequently recovered, the amount was recognized in the consolidated statement of profit or loss for the year in which the recovery occurred, up to the amount previously recognized in the consolidated statement of profit or loss.

5.5.	Investments in joint ventures and associates

An associate is an entity over which the Bank has a significant influence but no control over its financial and operating policies. Significant influence is presumed to exist when the Bank holds between 20 and 50 percent of the voting power of another entity.

A joint venture is an arrangement in which the Group has joint control whereby the Group has rights to the net assets of the arrangement rather than rights to its assets and obligations for its liabilities. They are initially recognized at cost, which includes transaction costs.

Investments in associates and joint ventures are accounted for using the equity method.

The consolidated financial statements include the Bank’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Bank, from the date that significant influence or joint control commences until the date that significant influence ceases. When the Bank’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Bank has an obligation or has made payments on behalf of the investee.

5.6.	Property and equipment

Property and equipment items are measured at cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost includes the cash purchase price and expenses directly attributable to the acquisition necessary to take the asset to the location and operate as provided for by the Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

The Bank elected to apply the optional exemption to use fair value of real estate as deemed cost at January 1, 2017, the date of transition (see Note 2.2). Fair value was determined based on the appraisal carried out by an independent valuation specialist, applying a market approach valuation technique.

If significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Any gains or loss on disposal of an item of property and equipment are recognized net within other income in profit or loss. Subsequent expenses are only capitalized if they are likely to provide future economic benefits for the Bank. Ongoing repairs and maintenance are expensed as incurred.

Depreciation is calculated using the straight line method over the estimated useful lives, and is recognized in profit or loss in the heading “Depreciation and amortization” on the statement of profit or loss.

The estimated useful lives of significant items of property, plant and equipment are as follows:

-	Buildings: as informed in the technical appraisal as of January 1, 2017

-	Furniture and facilities: 10 years

-	Equipment: 3-5 years

-	Automobiles: 5 years

-	Depreciation methods and useful lives are reviewed at each reporting date and adjusted prospectively, if necessary.

5.7.	Investment properties

Investment properties are measured at cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost includes the cash purchase price and expenses directly attributable to the acquisition necessary to take the asset to the location and operate as provided for by the Board of Directors.

The Bank elected to apply the optional exemption to use fair value as deemed cost at January 1, 2017, the date of transition (see Note 2.2). Fair value was determined based on the appraisal carried out by an independent valuation specialist, applying a market approach valuation technique.

Any gains or loss on disposal of investment property (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) is recognized in profit or loss.

When the use of a property changes such that it is reclassified as property and equipment, its fair value at the date of reclassification becomes its cost for subsequent accounting.

5.8.	Intangible assets

Intangible assets include the information systems costs of acquisition and implementation, which are measured at cost less accumulated amortization and impairments, if any.

Subsequent expenses related to information systems are only capitalized if the economic benefits of the related asset increase. All other expenses are recognized as incurred.

Information systems are amortized using the straight line method over their estimated useful life of 5 years and is recognized in profit or loss in the heading “Depreciation and amortization” on the consolidated statement of profit or loss.

Amortization methods and the estimated useful life are reviewed at each reporting date and adjusted prospectively, if necessary.

5.9.	Goodwill

As detailed in Note 2.2, the Bank has decided not to apply IFRS 3 retrospectively to past business combinations. Goodwill balance as of January 1, 2017 corresponds to the carrying amount in accordance with BCRA GAAP. No further goodwill has been recognized since the IFRS 1 transition date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

Goodwill is not amortized but subject to an annual test for impairment. The cash generating unit to which goodwill has been allocated, is tested for impairment (including goodwill) at least annually or more frequently if there is an indication of impairment.

5.10.	Other assets

Foreclosed assets

Foreclosed assets are measured at the lower of the fair value of the date on which the Bank receives the ownership of the asset, and the fair value less cost of disposal at the reporting date.

5.11.	Non- current assets held-for-sale

Assets are classified as held-for-sale if it is highly likely that they will be recovered, mainly through their sale, which is estimated to occur within the twelve months following the date of their classification as such.

These assets are measured at the lower of their carrying amount and their fair value less the cost of disposal.

Once classified as held-for-sale, property and equipment are no longer depreciated and any equity-accounted investee is no longer equity accounted.

5.12.	Impairment of non-financial assets

At each reporting date, the Bank assesses whether there are indications that a non-financial asset may be impaired (except deferred tax assets). If there is such an indication, the asset's recoverable value is estimated.

For the impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows for their continued use that is largely independent of the cash inflows from other assets or other cash generating units (CGU). Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The “recoverable value” of an asset or CGU is the greater of its value in use and its fair value less the cost of sale. “Value in use” is based on estimated future cash flows, discounted at their present value using the pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

An impairment loss for goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent the carrying amount of the assets does not exceed the amount they would have been determined if the impairment loss had not been recognized.

5.13.	Provisions

The Bank recognizes a provision if and only if the Bank has a present legal or constructive obligation resulting from past events; it is probable (i.e. more likely than not) that an outflow of resources will be required to settle the obligation; and the amount payable can be estimated reliably.

To assess provisions, the existing risks and uncertainties were considered, taking into consideration the opinion of the Bank's external and internal legal advisors. Based on the analysis carried out, the Bank recognizes a provision for the amount considered as the best estimate of the potential expense necessary to settle the present obligation at each reporting date.

The provisions recognized by the Bank are reviewed at each reporting date and are adjusted to reflect the best estimate available.

5.14.	Employee benefits

a)	Short term personnel benefits

Short-term personnel benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Bank has a present legal or constructive obligation to pay this amount as a result of past service provided by the personnel and the obligation can be estimated reliably.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

b)	Other long term personnel benefits

The Bank's obligation in relation to long term personnel benefits is the amount of the future benefit the employees have earned in exchange for services provided during the current and prior periods. The benefit is discounted at present value. Remeasurement is recognized in profit or loss.

c)	Termination benefits

Termination benefits are expensed at the earlier of when the Bank can no longer withdraw the offer of those benefits and when the Bank recognizes costs for a restructuring. If benefits are not expected to be wholly settled within 12 months of the reporting date, then they are discounted.

5.15.	Share capital

Transaction costs directly attributable to the issuance of ordinary shares are recognized as a reduction of the contributions received, net of the related income tax.

5.16.	Interest income and expenses

Interest income and expenses are recognized in profit or loss using the effective interest rate method. The ʻeffective interest rate’ is the rate that exactly discounts estimated future cash payments and collections during the expected lifetime of the financial instrument to the gross carrying amount of the financial assets; or the amortized cost of the financial liability.

The calculation of the effective interest rate includes transaction costs, commissions and other items paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition of a financial asset or the issuance of a financial liability.

The ‘amortized cost’ of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured on initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any expected credit loss allowance.

The ‘gross carrying amount of a financial asset’ is the amortized cost of a financial asset before adjusting for any expected credit loss allowance.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability.

However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

Interest income and expenses presented in the consolidated statement of profit or loss mainly include interest on:

-	Financial assets and liabilities measured at amortized cost; and

-	Financial assets measured at fair value through OCI

5.17.	Fee and commission income / expenses

This item contains income from commissions resulting from transactions with customers, mainly related to maintenance and administration fees on current, saving accounts and credit cards, securities custody and foreign exchange transactions.

The breakdown of fee and commission income is presented in Notes 30 and 31 to these financial statements.

Commissions, fees and similar items that are part of a financial asset or liability's effective interest rate are included in the effective interest rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

Other commission income is recognized when the related services are performed:

-	at a point in time (in relation to fees for services, fees for investment funds management, sales commissions, syndication fees), or

-	over the performance obligation period (in relation to annual fee for credit cards, issuance of financial guarantees).

The Bank has a customer loyalty program in place consisting in the accumulation of Latam Airlines miles through credit and/or debit card consumptions that can be exchanged for air tickets, catalog products and hotel accommodation. This program is a separable performance obligation in the contract with the customer. The Bank has concluded that it is acting as an agent in relation to the airline miles and consequently, the allocated transaction price consists only of the commission net of the amounts paid to the principal (Latam Airlines).

Commission expenses are recognized in profit or loss when the related service is received.

5.18.	Leases

a)	Arrangements containing a lease

At the inception of the arrangement, the Bank determines if the arrangement contains a lease, in which case lease payments are separated into those related with the lease and those for other elements, based on relative fair values.

b)	Classification of a lease

When the lease substantially transfers the risks and rewards of the ownership of the leased asset, it is classified as a financial lease. Otherwise, the lease is classified as an operating lease.

c)	Leases where the Bank is the lessee

Payments under an operating lease are recognized in profit or loss by applying the straight line method over the term of the lease. Leased assets are not recognized in the Consolidated statement of financial position.

d)	Leases where the Bank is the lessor

Except for real estate, the leased asset in an operating lease is classified as “Other assets” and depreciated over its estimated useful life. Real estate for lease is classified as “Investment Properties” (see Note 5.7). Collections received under an operating lease are recognized in profit or loss by applying the straight line method in the term of the lease.

The leased asset in a financial lease is derecognized and a receivable is recognized for the amount of the net investment in the lease and presented within “Loans and advances to customers”.

Collections received under a financial lease are separated into interest and the reduction of the lease's net investment. Interest income is recognized over the lease term applying the interest rate implicit in the lease. Contingent lease payments are not included in the net investment of the lease.

5.19.	Current and deferred income tax

Income tax expense includes the current income tax and the deferred income tax and is recognized in profit or loss, except to the extent it relates to an item recognized in OCI or directly in equity.

a)	Current taxes

Current income tax includes the income tax payable, and any adjustment to the tax payable related to previous years. The current amount of tax payable is the best estimate of the amount that is expected to be paid measured at the applicable tax rate enacted or substantially enacted at the reporting date.

b)	Deferred tax

Deferred income tax recognizes the tax effect of temporary differences between the carrying amounts of the assets and liabilities and the related tax bases used for tax purposes.

Deferred tax is not recognized for:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

-	Temporary differences on the initial recognition of assets or liabilities in transaction that is not a business combination and that affects neither accounting nor taxable profit or loss.

-	Temporary differences related to investment in subsidiaries to the extent that is probable that they will not reverse in the foreseeable future; and

-	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax liabilities are recognized for the tax effect of all taxable temporary differences.

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on business plans for the Bank and each of its subsidiaries. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profit will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Bank expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are meet.

5.20.	Segment reporting

An operating segment is a component of the Bank that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to transactions with any of the Bank’s other components, whose operating results are regularly reviewed by the Bank’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the Bank’s CEO (being the CODM) include items that are directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Bank’s headquarters), head office expenses and tax assets and liabilities.

6.	Earnings per share

The Bank presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss that is attributable to ordinary shareholders of the Bank by the weighted-average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss that is attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

The calculation of the earnings per share is detailed below:

Accounts	December 31, 2018	December 31, 2017

Numerator:

(Loss) Profit attributable to owners of the Bank	(1,489,732)	1,903,820
(Loss) Profit attributable to owners of the Bank adjusted to reflect the effect of dilution	(1,489,732)	1,903,820

Denominator:

Weighted average of outstanding ordinary shares for the year	612,659,638	569,909,668
Weighted average of outstanding ordinary shares for the year adjusted to reflect the effect of dilution	612,659,638	569,909,668

Basic (losses) earnings per share (1)	(2.4316)	3.3406
Diluted (losses) earnings per share (1)	(2.4316)	3.3406

(1)	Since BBVA Banco Francés S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

7.	IFRS issued but not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2019 and early application is permitted. However, except for IFRIC 23, the Bank has not early adopted them in preparing these consolidated financial statements. Of those standards that are not yet effective, the following new standards and amendments are expected to have a significant impact on the Bank’s consolidated financial statements in the period of initial application.

IFRS 16 - "Leases"

On January 13, 2016, the IASB issued IFRS 16 which will replace IAS 17 “Leases” for financial statements from January 1, 2019 onwards. The new standard introduces a single lessee accounting model and will require a lessee to recognize assets and liabilities for all leases. The only exceptions are short-term contracts and those in which the underlying assets have low value. A lessee will be required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.

In relation to lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor will continue to classify its leases as operating leases or finance leases, and account for those two types of leases differently.

The Group has carried out a project to implement IFRS 16 with the participation of all affected areas. The standard will mainly affect the accounting of operating leases of the Group.

With regard to the estimated impact on the Consolidated Financial Statements at the transition date, the Group has decided to apply the modified retrospective method that consists of recognizing lease liabilities for an amount equivalent to the present value of the future payments committed as of January 1, 2019 As a result of this approach, the Group expects to recognize assets for right of use and lease liabilities for an approximate amount of 1,857 million pesos, mainly from office leases in its branch network.

The impacts of adopting the standard as of January 1, 2019 may change because:

-	The Group has not completed all the tests; and

-	The new accounting policies, methodologies and parameters may be subject to modifications until the Group presents its first financial statements that include the definitive impact at the date of initial application.

IFRIC 23 - Uncertainty about treatment of income tax

The Interpretation clarifies how to apply the recognition and measurement requirements of IAS 12 when there is uncertainty about the treatment of income taxes.

If the Group considers that the tax authority is likely to accept uncertain tax treatment, the Interpretation requires the Group to determine the fiscal profit (tax loss), the tax bases, the unused fiscal losses, the tax credits not used or the tax rates taxes consistent with the tax treatment used or that the Group plans to use in its income tax return.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

If the Group considers that the tax authority is not likely to accept uncertain tax treatment, the Interpretation requires the Group to use the most probable amount or expected value (sum of possible amounts, weighted by probability) to determine fiscal gain ( fiscal loss), tax bases, unused fiscal losses, tax credits not used or tax rates. The method used should be the method that the Group expects to provide the best prediction of the resolution of the uncertainty.

Although the interpretation is effective for annual periods beginning after January 1, 2019, the Group has decided to early adopt this Interpretation.

8.	Cash and cash equivalents

	December 31, 2018	December 31, 2017	January 1, 2017

Cash	15,570,831	11,778,171	26,121,203
BCRA - Unrestricted current account	75,503,977	43,448,249	57,576,161
Balances with other local and foreign institutions	8,030,653	1,227,264	5,049,061
TOTAL	99,105,461	56,453,684	88,746,425

9.	Financial assets at fair value through profit or loss

9.1.	Debt securities

	December 31, 2018	December 31, 2017	January 1, 2017

Government securities	952,798	2,082,328	3,748,047
Government securities - Pledged as collateral	-	31,124	-
Private securities - Corporate bonds	167,913	197,983	325,605
BCRA Bills	6,387,388	6,276,692	2,691,284
TOTAL	7,508,099	8,588,127	6,764,936

9.2.	Derivatives

The Bank uses derivatives, not designated in a qualifying hedge relationship, to manage its exposure of foreign currency and interest rate risks. The instruments used include interest rate swaps and forward contracts (both with no physical delivery of the underlying asset).

	December 31, 2018	December 31, 2017	January 1, 2017

Foreign Currency Forwards	591,418	162,494	52,798
Interest Rate Swaps	-	48,262	46,189
TOTAL	591,418	210,756	98,987

The notional amounts of the term and foreign currency forward transactions, stated in US Dollars (US$) and in Euros, as the case may be, as well as the notional amounts of interest rate swaps are reported below:

	December 31, 2018	December 31, 2017	January 1, 2017

Foreign Currency Forwards

Foreign currency forward purchases - US$	620,651	658,575	162,156
Foreign currency forward purchases - Euros	-	-	176
Foreign currency forward sales - US$	760,615	645,582	183,056
Foreign currency forward sales - Euros	5,463	4,818	9,203

Interest rate swaps

Fixed rate for floating rate	3,261,154	4,358,645	2,227,278

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

9.3.	Equity instruments

	December 31, 2018	December 31, 2017	January 1, 2017

Mercado de Valores de Buenos Aires S.A.	24,722	52,292	122,345
BYMA-Bolsas y Mercados Argentinos S.A.	94,600	125,499	-
Investment Funds	408,704	517,873	285,319
TOTAL	528,026	695,664	407,664

10.	Financial assets at amortized cost

10.1.	Other financial assets

	December 31, 2018	December 31, 2017 (*)	January 1, 2017 (*)

Financial debtors for spot transactions pending settlement	6,842,344	2,113,679	-
Non-financial debtors for spot transactions pending settlement	91,052	163,080	138,238
Other receivables	1,753,206	1,056,219	964,751
Other	550,635	81,973	131,361

Allowances for loan losses	(2)	-	-

TOTAL	9,237,235	3,414,951	1,234,350

(*) The Bank calculated the allowance for loan losses in accordance with IAS 39.

10.2.	Loans and advances to financial institutions

	December 31, 2018	December 31, 2017 (*)	January 1, 2017 (*)

Loans and advances to financial institutions	9,669,331	6,772,988	4,949,295

Allowances for loan losses	(33,486)	(49,296)	(31,254)

TOTAL	9,635,845	6,723,692	4,918,041

(*) The Bank calculated the allowance for loan losses in accordance with IAS 39.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

10.3.	Loans and advances to customers

	December 31, 2018	December 31, 2017 (*)	January 1, 2017 (*)

Overdrafts	11,789,313	17,285,259	18,060,456
Commercial papers	11,575,021	16,504,333	11,895,831
Notes	12,739,330	10,407,731	8,012,683
Real estate mortgage	10,104,731	6,570,691	3,532,930
Pledge loans	1,650,222	6,729,439	5,480,484
Consumer loans	23,560,930	24,254,887	17,627,590
Credit Cards	41,869,188	44,142,402	40,658,201
Loans for the prefinancing and financing of exports	45,088,576	34,176,155	15,637,186
Receivables from financial leases	2,377,747	3,390,288	3,675,178
Loans to personnel	1,205,501	926,209	325,627
Other financing	14,051,828	20,614,282	17,687,828

Allowances for loan losses	(4,064,066)	(2,710,432)	(1,670,329)

TOTAL	171,948,321	182,291,244	140,923,665

(*) The Bank calculated the allowance for loan losses in accordance with IAS 39.

The Bank holds loans and other financing in a business model for the purpose of collecting contractual cash flows.

10.4.	Reverse repurchase agreements

	December 31, 2018	December 31, 2017	January 1, 2017

Financial institutions	154,753	890,355	107,461
BCRA	-	1,999,110	-
Argentine government	12,706,363	6,456,412	-

Allowances for loan losses	(141,985)	-	-

TOTAL	12,719,131	9,345,877	107,461

The fair value of financial assets accepted as collateral that the Group is permitted to sell or repledge in the absence of default was 26,150,141, 17,201,658 and 119,530 as of December 31, 2018 and 2017 and January 1, 2017, respectively.

11.	Allowance for loan losses and Provision for financial guarantees and loan commitments

The balances of allowance for loan losses and provisions for financial guarantees and loan commitments at December 31, 2018 and 2017 are set forth in the table below.

As described in Note 2.3, the Group determined the allowance for loan losses and the provision for financial guarantees and loan commitments in accordance with IFRS 9 for financial periods commenced on January 1, 2018. Previously, IAS 39 and IAS 37 were used, and comparative information was not restated.

Additionally, the table below reconciles the allowances for loan losses in accordance with IAS 39 and provisions for financial guarantees and loan commitments in accordance with IAS 37 at December 31, 2017 and the opening allowances and provisions determined in accordance with IFRS 9 as at January 1, 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

	December 31, 2018	December 31, 2017 (in accordance with IAS 39)	Adjustment on initial application of IFRS 9 (Note 2.3)	January 1, 2018 (in accordance with IFRS 9)
Allowances for loan losses
Loans and advances to financial institutions	33,486	49,296
Loans and advances to customers	4,064,066	2,710,432
Debt securities at FVOCI	271,574	5,664
Reverse repurchase agreements	141,985	-
Other financial assets	2	-
	4,511,113	2,765,392	418,699	3,184,091

Provisions for financial guarantees and loan commitments	358,329	1,649	617,598	619,247

TOTAL	4,869,442	2,767,041	1,036,297	3,803,338

12.	Measurement of Expected Credit Loss (ECL)

IFRS 9 requires determining the expected credit loss of a financial instrument in a way that reflects an unbiased estimation removing any conservatism or optimism, the time value of money and a forward looking perspective (including the economic forecast).

Therefore the recognition and measurement of expected credit losses (ECL) is highly complex and involves the use of significant analysis and estimation including formulation and incorporation of forward-looking economic conditions into ECL.

Risk Parameters Adjusted by Macroeconomic Scenarios

ECL must include forward-looking macroeconomic information. The Bank uses the classical credit risk parameters PD, LGD and EAD in order to calculate the ECL for the credit portfolios.

The Bank´s methodological approach in order to incorporate the forward looking information aims to determine the relation between macroeconomic variables and risk parameters following three main steps:

-	Step 1: Analysis and transformation of time series data.

-	Step 2: For each dependent variable find conditional forecasting models that are economically consistent.

-	Step 3: Select the best conditional forecasting model from the set of candidates defined in Step 2, based on their out of sample forecasting performance.

How economic scenarios are reflected in calculation of ECL

The forward looking component is added through the introduction of macroeconomic scenarios as an input. Inputs would highly depend on the particular combination of portfolio, so inputs are adapted to available data.

Based on economic theory and analysis, the macroeconomic variables most directly relevant for explaining and forecasting the selected risk parameters are:

-	The net income of families, corporates or public administrations.

-	The payment amounts on the principal and interest on the outstanding loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

The Bank approximates these variables by using a proxy indicator from the set included in the macroeconomic scenarios provided by the economic research department.

Only a single specific indicator for each of the two variables can be used and only core macroeconomic indicators should be chosen as first choice: for a) using Real GDP Growth can be seen as the single sufficient “factor” required for capturing the influence of all potentially relevant macro-financial scenario on internal PDs ; for b) using the most representative short term interest rate or exchange rates expressed in real terms.

Real GDP growth is given priority over any other indicator not only because it is the most comprehensive indicator of income and economic activity but also because it is the central variable in the generation of macroeconomic scenarios.

Multiple scenario approach under IFRS 9

IFRS 9 requires calculating an unbiased probability weighted measurement of ECL by evaluating a range of possible outcomes, including forecasts of future economic conditions.

The BBVA Research team produces forecasts of the macroeconomic variables under the baseline scenario, which are used in the rest of the related processes of the bank, such as budgeting, the internal capital adequacy assessment process (ICAAP) and risk appetite framework, stress testing, etc.

Additionally, the BBVA Research team produces alternative scenarios to the baseline scenario so as to meet the requirements under the IFRS 9 standard.

Alternative macroeconomic scenarios

For each of the macro-financial variables (GDP or interest rate or exchange rate), BBVA Research produces three scenarios.

Each of these scenarios corresponds to the expected value of a different area of the probabilistic distribution of the possible projections of the economic variables.

The approach of the Bank consists of using the scenario that is the most likely scenario, which is the baseline scenario, consistent with the rest of internal processes (ICAAP, Budgeting) and then applying an upside and downside scenarios by taking into account the weighted average of the ECL determined by each of the scenarios.

It is important to note that in general, it is expected that the effect of the overlay is to increase the ECL. It is possible to obtain an overlay that does not have that effect, whenever the relationship between macro scenarios and losses is linear. However, the overlay is not expected to reduce the ECL.

13.	Impairment losses

Below is a detail of the changes occurred during fiscal 2018 in the impairment allowances booked in the accompanying consolidated statement of financial position or reversal of estimated impairment of financial assets at amortized cost, financial assets at fair value through other comprehensive income, and granted commitments. In addition, the tables for fiscal year 2018 show a reconciliation of the allowances to the gross carrying amount as required by IFRS 7 “Financial instruments: Disclosures”:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

December 31, 2018
	Not credit-impaired			Credit-impaired		Total
FINANCIAL ASSETS AT AMORTIZED COST AND AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - ALLOWANCES	Stage 1	Stage 2		Stage 3
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance (under IFRS 9)	1,548,172	642,513	52,397	855,848	85,161	3,184,091

Transfers of financial assets(*):
Transfers from Stage 1 to Stage 2 (not credit-impaired)	(83,999)	490,136	8,492	-	-	414,629
Transfers from Stage 2 (not credit - impaired) to Stage 1	36,635	(157,841)	-	-	-	(121,206)
Transfers from Stage 1 or 2 to Stage 3	(23,074)	(37,473)	(9,147)	879,782	482,730	1,292,818
Transfers from Stage 3 to Stage 1 or 2	643	2,202	-	(59,016)	-	(56,171)
Changes without transfers between Stages	57,196	(16,704)	3,372	1,029,499	(31,846)	1,041,517
New financial assets originated(*)	1,214,697	273,530	75,336	641,668	222,987	2,428,218
Repayments(*)	(493,504)	(95,408)	(21)	(128,738)	(16,048)	(733,719)
Write-offs	(18,818)	(64,713)	-	(1,426,230)	-	(1,509,761)
Foreign exchange	156,689	6,339	-	13,835	-	176,863
Loss of control VWFS	(53,033)	(7,815)	-	(11,150)	-	(71,998)
Inflation adjustment	(638,588)	(268,731)	(37,698)	(442,117)	(147,034)	(1,534,168)

Closing balance	1,703,016	766,035	92,731	1,353,381	595,950	4,511,113

December 31, 2018
	Not credit-impaired			Credit-impaired		Total
LOAN COMMITMENTS AND FINANCIAL GUARANTEES	Stage 1	Stage 2		Stage 3
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance (under IFRS 9)	498,809	113,409	31	6,957	41	619,247

Transfers of financial assets(*):
Transfers from Stage 1 to Stage 2 (not credit-impaired)	(14,581)	40,188	173	-	-	25,780
Transfers from Stage 2 (not credit - impaired) to Stage 1	5,130	(34,466)	-	-	-	(29,336)
Transfers from Stage 1 or 2 to Stage 3	(501)	(425)	-	9,965	924	9,963
Transfers from Stage 3 to Stage 1 or 2	38	23	-	(1,135)	-	(1,074)
Changes without transfers between Stages	(139,174)	(11,962)	(25)	872	-	(150,289)
New financial assets originated(*)	158,104	24,481	16	1,278	187	184,066
Repayments(*)	(76,578)	(32,071)	-	(3,097)	(34)	(111,780)
Inflation adjustment	(150,286)	(34,074)	(40)	(3,644)	(204)	(188,248)

Closing balance	280,961	65,103	155	11,196	914	358,329

(*)	Impairment of financial assets detailed in the tables above does not include credits recovered for 359,380.

14.	Refinancing and restructuring operations

Policies and principles with respect to refinancing and restructuring operations

Refinancing and restructuring transactions are carried out with customers who have requested such an operation in order to meet their current loan payments if they are expected, or may be expected, to experience financial difficulty in making the payments in the future.

The basic aim of a refinancing and restructuring operation is to provide the customer with a situation of financial viability over time by adapting repayment of the loan incurred with the Group to the customer’s new situation of fund generation. The use of refinancing and restructuring for other purposes, such as to delay loss recognition, is contrary to the Bank´s policies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

The Bank’s refinancing and restructuring policies are based on the following general principles:

Refinancing and restructuring is authorized according to the capacity of customers to pay the new installments. This is done by first identifying the origin of the payment difficulties and then carrying out an analysis of the customers’ viability, including an updated analysis of their economic and financial situation and capacity to pay and generate funds. If the customer is a company, the analysis also covers the situation of the industry in which it operates.

With the aim of increasing the solvency of the operation, new guarantees and/or guarantors of demonstrable solvency are obtained where possible. An essential part of this process is an analysis of the effectiveness of both the new and original guarantees.

This analysis is carried out from the overall customer or group perspective.

Refinancing and restructuring operations do not in general increase the amount of the customer’s loan, except for the expenses inherent to the operation itself.

The capacity to refinance and restructure loans is not delegated to the branches, but decided on by the risk units.

The decisions made are reviewed from time to time with the aim of evaluating full compliance with refinancing and restructuring policies.

In the case of retail customers (private individuals), the main aim of the Bank’s policy on refinancing and restructuring loans is to avoid default arising from a customer’s temporary liquidity problems by implementing structural solutions that do not increase the balance of customer’s loan. The solution required is adapted to each case and the loan repayment is made easier, in accordance with the following principles:

-	Analysis of the viability of operations based on the customer’s willingness and ability to pay, which may be reduced, but should nevertheless be present. The customer must therefore repay at least the interest on the operation in all cases. No arrangements may be concluded that involve a grace period for both principal and interest.

-	Refinancing and restructuring of operations is only allowed on those loans in which the Bank originally entered into.

-	Customers subject to refinancing and restructuring operations are excluded from marketing campaigns of any kind.

Under restructuring or refinancing, the cure period is defined as 1 year from the latter of:

-	The moment of extending the restructuring measures

-	The moment when the exposure has been classified as defaulted

-	The end of grace period included in the restructuring arrangements

Additionally, this period should not be shorter than the period during which material payment has been made by the customer.

During the cure period, facilities will have a PD of 100% assigned and classified in Stage 3.

Once the cure period for Stage 3 is finished, the contract refinancing and restructuring will be transferred to Stage 2 for two additional years.

15.	Financial assets at fair value through other comprehensive income

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

15.1.	Debt securities

	December 31, 2018	December 31, 2017	January 1, 2017

Government securities	9,815,621	8,239,068	5,750,969
BCRA Bills	-	15,590,426	10,915,862
BCRA Bills - Pledged as collateral	1,061,766	1,141,301	270,730
BCRA Liquidity Bills	13,815,040	-	-
Private securities - Corporate bonds	113,148	237,104	276,801
Government securities - Pledged as collateral	16,035	-	1,962

Allowances for loans losses	(271,574)	(5,664)	(1,504)

TOTAL	24,550,036	25,202,235	17,214,820

15.2.	Equity instruments

	December 31, 2018	December 31, 2017	January 1, 2017

Banco Latinoaméricano de Exportaciones S.A.	13,226	15,078	17,386
Others	700	3,166	770
TOTAL	13,926	18,244	18,156

16.	Income Tax

16.1.	Deferred income tax assets and liabilities

Account		Changes recognized in					As of December 31, 2018
	As of December 31, 2017	Consolidated statement of profit or loss	Consolidated statement of comprehensive income	Impact of IFRS 9 adoption (see Note 2.3)	Deconsolidation of VWFS (see Note 43)		Deferred tax asset	Deferred tax liabilities

Allowance for loan losses	643,425	275,243		310,889	(24,261)		1,205,296
Provisions	690,403	(193,637)			(2,900)		493,866
Loan Commissions	290,029	(102,436)					187,593
Expenses capitalized for tax purpose	(317,596)	(81,128)						(398,724)
Property and equipment	(3,044,879)	(436,352)			(234)			(3,481,465)
Investments in debt securities and equity instruments	(176,944)	215,426	66,891				105,373
Derivatives	16,538	(5,337)					11,201
Others	(329)	902			208		781
Balance	(1,899,353)	(327,319)	66,891	310,889	(27,187)		2,004,110	(3,880,189)
						Offsetting	(2,004,110)	2,004,110
						Net		(1,876,079)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

Account		Changes recognized in			As of December 31, 2017
	As of January 1, 2017	Consolidated statement of profit or loss	Consolidated statement of comprehensive income		Deferred tax asset	Deferred tax liabilities

Allowance for loan losses	390,334	253,091			643,425
Provisions	837,500	(147,097)			690,403
Loan Commissions	396,422	(106,393)			290,029
Expenses capitalized for tax purpose	(442,689)	125,093				(317,596)
Property and equipment	(3,666,714)	621,835				(3,044,879)
Investments in debt securities and equity instruments	(118,493)	(123,033)	64,582			(176,944)
Derivatives	22,005	(5,467)			16,538
Others	2,009	(2,338)				(329)
Balance	(2,579,626)	615,691	64,582		1,640,395	(3,539,748)
				Offsetting	(1,609,311)	1,609,311
				Net	31,084	(1,930,437)

In order to fully realize the deferred income tax asset, the Bank will need to generate taxable income. Based upon the level of historical taxable income and projections for future over the years in which the deferred income tax are deductible, Management of the Bank believes that as of December 31, 2018 it is probable that the Bank will realize all of the deferred income tax assets. Taxable profit projections for 2019 take into account the following:

•	Taxable income is determined based on the profit or loss without hyperinflationary adjustment. It has to be noted that in 2018 the application of hyperinflationary adjustment resulted in a reduction of 11,654,234 of profit (see Note 3.2).

•	Tax inflation adjustment does not apply for 2018 since the required threshold of inflation was not reached. In case tax inflation adjustment should have been applied, its methodology differs significantly from the methodology in accordance with IAS 29, and the loss generated by the tax inflation adjustment would have been lower than the loss as calculated in accordance with accounting purposes.

•	Moreover, during February 2019 the Bank sold a portion of its interest in Prisma Medios de Pago, generating a significant tax profit (see Note 50).

16.2.	Unrecognised deferred tax liabilities

At December 31, 2018 and 2017 there were deferred tax liabilities of 364,416 and 336,016, respectively, related to investments in subsidiaries and in joint ventures. However this liability was not recognized because the Group controls the dividend policy of its subsidiaries and is able to veto the payment of dividends of its joint ventures. No dividend distribution from subsidiaries and joint ventures is expected in the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

16.3.	Income tax expense

	December 31, 2018	December 31, 2017

Current Tax	5,395,932	3,396,542
Deferred Tax	354,506	(615,691)
Inflation adjustment (see Note 16.5)	(1,414,068)	(2,058,359)

Income tax expense	4,336,370	722,492

The reconciliation of effective tax rate is set forth below:

	December 31, 2018	December 31, 2017

Profit before income tax	2,766,667	2,582,003

Income tax rate	30%	35%
Subtotal	830,000	903,701

Tax -exempt income	(196,353)	(258,649)
Non-deductible expenses	69,985	35,907
Change in tax rate (see Note 16.4)	(288,426)	(882,320)
Other	(17,623)	(27,438)
Net monetary inflation adjustment	5,352,855	3,009,650
Subtotal	5,750,438	2,780,851
Inflation adjustment (see Note 16.5)	(1,414,068)	(2,058,359)
Income tax expense	4,336,370	722,492

Effective tax rate	157%	28%

16.4.	Change in tax rate

Income tax rate was reduced from the 35% applicable in 2017 to 30% for annual periods ended in 2018 and 2019, and to 25% for annual periods ended in 2020 onwards.

16.5.	Income tax exposure – inflation adjustment

The tax inflation adjustment prescribed by Law 20,628 allows the tax payers to recognize certain inflation effects on the tax provisions. At December 31, 2016 the Bank recognized and measured its Income tax provision without applying a tax inflation adjustment, since it was suspended by Law 24,073.

On May 10, 2017, after analyzing the effect of the non-application of the tax inflation adjustment and on the basis of related legal precedents, the Bank approved the filing of a petition for the courts to declare such suspension to be unconstitutional based on the non-confiscatory principle set in article 17 of the Argentina National Constitution, in the light of the confiscatory effect that these provisions entail in this specific case.

The Bank therefore filed its Income tax return for the year ended December 31, 2016 having applied the inflation adjustment mechanism in its preparation.

The net impact of this measure is a reduction in the Income Tax Expense for the year ended December 31, 2016 for 1,185,800 in nominal value (corresponding to 2,058,359 in terms of currency as of December 31, 2018) recognized in “Income tax expense” as of December 31, 2017.

On May 10, 2018 using the same position as in prior year, the Bank filed its Income tax return for the year ended December 31, 2017 having applied the inflation adjustment mechanism in its preparation with a net impact of 1,021,518 in nominal values (corresponding to 1,414,068 in terms of currency as of December 31, 2018) in “Income tax expense” as of December 31, 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

As a result of the evaluation conducted, and on the basis of the opinion rendered by its legal and tax advisors, the Bank considers that the chances of obtaining at the ultimate judicial instance a court decision in support of a method to calculate income tax for this fiscal period that includes a deduction for the effects of inflation are much higher than a judgment that disallows such adjustment in view of the confiscation inherent in the tax rate derived from non-application of the inflation adjustment mechanisms. Therefore, the Bank has not recognized any provision related to this matter as of December 31, 2018.

The Bank is currently preparing its income tax return for 2018 and the Board of Directors will decide in the coming days whether to give effect to an adjustment for inflation in such income tax return.

Income tax – motions for refund of amounts paid for fiscal years 2013, 2014 and 2015

In connection with the years 2013, 2014 and 2015, the Bank determined its taxable income without applying the inflation adjustment mechanism for tax purposes, which led to income taxes paid in excess for 264,257, 647,945 and 555,002 in nominal values in those periods.

On the basis of the Bank’s position presented in the preceding paragraphs, on November 19, 2015 a prior administrative claim for the recovery of these overpayments was filed with the administrative authorities in connection with the periods 2013 and 2014. On September 23, 2016 a complaint was filed with the courts for both periods in view of the administrative authorities’ failure to answer.

In addition, on April 4, 2017, a petition was filed for the recovery of the tax paid in excess for year 2015. Likewise, on December 29, 2017, the related complaint was filed with the court for that year.

As of the date of these financial statements, the tax authorities had not yet released a response to the motions lodged.

The Bank has not recognized any asset in relation to these claims.

17.	Investment in joint ventures and associates

	December 31, 2018	December 31, 2017	January 1, 2017

Volkswagen Financial Services Compañía Financiera S.A. (1)	639,598	-	-
PSA Finance Arg. Cía. Financiera S.A.	438,448	543,299	713,027
Rombo Cía. Financiera S.A.	508,521	628,250	678,160
BBVA Consolidar Seguros S.A.	135,148	193,909	201,573
Interbanking S.A.	33,864	27,754	19,496
Prisma Medios de Pago S.A. (2)	-	-	193,809
Other	675	942	955
TOTAL	1,756,254	1,394,154	1,807,020

(1)	Reclassified to “Investments in joint ventures and associates” as of December 31, 2018 due to the loss of control of the subsidiary, as described in Note 43.

(2)	Reclassified to “Non-current assets held for sale” as of December 31, 2017, based on the divestment agreement mentioned in Note 21.

The following table summarises the information related to the most significant investment in joint ventures and associates:

	PSA Finance Arg. Cía. Financiera S.A.		Rombo Cía. Financiera S.A.		Volkswagen Financial Services Compañía Financiera S.A.
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018

Total Assets	4,109,138	6,710,630	9,020,095	12,049,566	8,046,175
Total Liabilities	3,232,242	5,624,032	7,748,790	10,478,936	6,792,061
Profit	149,307	303,796	66,967	309,452	246,576
Equity	876,896	1,086,598	1,271,305	1,570,630	1,254,114

Ownership interest	50%	50%	40%	40%	51%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

18.	Tangible assets

18.1.	Property and equipment

	December 31, 2018	December 31, 2017	January 1, 2017

Real estate	12,361,299	13,239,922	13,182,164
Furniture and facilities	2,799,195	2,529,735	1,705,837
Machinery and equipment	1,288,117	1,267,945	965,177
Automobiles	20,983	23,668	28,945
Constructions in progress	469,519	517,226	259,986
TOTAL	16,939,113	17,578,496	16,142,109

Changes in the item for fiscal year 2018 and 2017 are included below:

					Depreciation					Carrying
	Cost as	Deconsolidation of			Accumulated		For the	Deconsolidation of	Accumulated	amount as
	of December 31, 2017	VWFS (see Note 43)	Additions	Disposals (*)	as of December 31, 2017	Disposals (*)	period	VWFS (see Note 43)	as of December 31, 2018	of December 31, 2018

Real estate	14,380,525	-	289,808	779,380	1,140,603	147,753	536,804	-	1,529,654	12,361,299
Furniture and facilities	3,825,951	(11,219)	718,664	30,300	1,296,216	30,278	440,021	(2,058)	1,703,901	2,799,195
Equipment	2,205,549	(6,452)	797,174	237,833	937,604	237,833	772,666	(2,116)	1,470,321	1,288,117
Automobiles	83,867	(5,836)	17,884	46	60,199	-	16,430	(1,743)	74,886	20,983
Construction in progress	517,226	-	450,812	498,519	-	-	-	-	-	469,519

Total	21,013,118	(23,507)	2,274,342	1,546,078	3,434,622	415,864	1,765,921	(5,917)	4,778,762	16,939,113

				Depreciation				Carrying
	Cost as			Accumulated		For the	Accumulated	amount as
	of January 1, 2017	Additions	Disposals (*)	as of January 1, 2017	Disposals (*)	period	as of December 31, 2017	of December 31, 2017

Real estate	13,996,859	510,497	126,831	814,695	91,058	416,966	1,140,603	13,239,922
Furniture and facilities	2,728,652	1,118,893	21,594	1,022,815	21,594	294,995	1,296,216	2,529,735
Equipment	1,592,100	868,462	255,013	626,923	255,013	565,694	937,604	1,267,945
Automobiles	79,702	5,484	1,319	50,757	1,319	10,761	60,199	23,668
Construction in progress	259,986	564,722	307,482	-	-	-	-	517,226

Total	18,657,299	3,068,058	712,239	2,515,190	368,984	1,288,416	3,434,622	17,578,496

(*) Includes write-off of fully depreciated items and finalized constructions.

As mentioned in Note 5.6, the Bank considers the fair value of all its real estate as the deemed cost, based on their fair values as of January 1, 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

18.2.	Investment properties

Below are the changes in investment properties:

				Depreciation
	Cost as of December 31, 2017	Additions	Disposals	Accumulated as of December 31, 2017	Disposals	For the period	Accumulated as of December 31, 2018	Carrying amount as of December 31, 2018

Real estate	203,048	—	73,129	10,788	7,381	4,420	7,827	122,092

Total	203,048	—	73,129	10,788	7,381	4,420	7,827	122,092

				Depreciation
	Cost as of January 1, 2017	Additions	Disposals	Accumulated as of January 1, 2017	Disposals	For the period	Accumulated as of December 31, 2017	Carrying amount as of December 31, 2017

Real estate	210,151	3,958	11,061	7,778	298	3,308	10,788	192,260

Total	210,151	3,958	11,061	7,778	298	3,308	10,788	192,260

19.	Goodwill and intangible assets

Below are the changes in the item:

					Amortization
	Cost as	Deconsolidation of VWFS			Accumulated		For the	Deconsolidation of VWFS	Accumulated	Carrying amount as
	of December 31, 2017	(see Note 43)	Additions	Disposals (*)	as of December 31, 2017	Disposals (*)	period	(see Note 43)	as of December 31, 2018	of December 31, 2018

Software licenses	1,214,634	(2,286)	201,446	266,117	628,893	266,117	151,583	(625)	513,734	633,943
Goodwill	6,405	(6,405)	-	-	-	-	-	-	-	-

Total	1,221,039	(8,691)	201,446	266,117	628,893	266,117	151,583	(625)	513,734	633,943

(*) Includes write-off of fully amortized items

				Amortization
	Cost as of			Accumulated as of January 1, 2017		For the	Accumulated as of December 31, 2017	Carrying amount as December 31, 2017
	January 1, 2017	Additions	Disposals (*)		Disposals (*)	period

Software licenses	1,168,921	211,766	166,053	658,722	166,053	136,224	628,893	585,741
Goodwill	6,405	-	-	-	-	-	-	6,405

Total	1,175,326	211,766	166,053	658,722	166,053	136,224	628,893	592,146

(*) Includes write-off of fully amortized items

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

20.	Other assets

	December 31, 2018	December 31, 2017	January 1, 2017

Financial assets pledged as collateral	3,625,263	3,626,742	3,751,799
Tax advances	388,733	97,799	120,005
Prepayments	1,160,403	1,128,342	825,244
Advances to suppliers of goods	152,848	393,695	876,625
Other miscellaneous assets	327,504	288,194	378,786
Advances to personnel	8,155	66,907	218,423
Foreclosed assets	8,600	6,941	13,809
Other	39,133	137,801	90,939
TOTAL	5,710,639	5,746,421	6,275,630

21.	Non-current assets held for sale

On December 19, 2018, the Board of Directors agreed to a plan to sell a group of real property assets located in Argentina. Therefore, these assets, the value of which, as of December 31, 2018 amounts to 108,339, were classified as “Non-current assets held for sale”, after the efforts to sell that group of assets began.

During November 2017, the Board of Directors agreed to a plan to sell its ownership interest in Prisma Medios de Pago S.A., and therefore the accounting balance of that ownership interest is presented as “Assets held for sale”, for an amount of 433,597 and 289,945 as of December 31, 2018 and 2017, respectively. The sale of 51% of the Bank’s shareholding in such company was completed on February 1, 2019.

22.	Financial liabilities at fair value through profit or loss

22.1.	Derivatives

	December 31, 2018	December 31, 2017	January 1, 2017

Foreign Currency Forwards	889,731	203,218	9,342
Interest Rate Swaps	487,528	136,035	98,088
TOTAL	1,377,259	339,253	107,430

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

22.2.	Trading liabilities

	December 31, 2018	December 31, 2017	January 1, 2017

Short sold positions	692,270	-	-
TOTAL	692,270	-	-

23.	Financial liabilities at amortized cost

23.1.	Banks loans

	December 31, 2018	December 31, 2017	January 1, 2017

Central Bank	10,007	12,524	58,907
Local financial institutions	-	571,553	68,095
Foreign financial institutions	5,517,518	436,591	1,172,145
	5,527,525	1,020,668	1,299,147

23.2.	Deposits from customers

	December 31, 2018	December 31, 2017	January 1, 2017

Checking accounts	28,574,950	35,842,193	36,629,799
Savings Accounts	140,956,173	116,710,529	78,476,417
Term deposits	83,804,407	66,182,775	66,023,791
Other	4,334,648	6,757,241	24,768,570
TOTAL	257,670,178	225,492,738	205,898,577

23.3.	Repurchase agreements

	December 31, 2018	December 31, 2017	January 1, 2017

Financial institutions	14,321	421,395	249,000
TOTAL	14,321	421,395	249,000

23.4.	Other financial liabilities

	December 31, 2018	December 31, 2017	January 1, 2017

Creditors for spot transactions pending settlement	7,031,105	3,084,831	349,869
Obligations for financing of purchases	13,105,616	11,286,045	8,837,060
Accrued commissions payable	5,893	24,097	29,986
Collections and other transactions on behalf of third parties	3,374,476	2,382,634	2,894,222
Interest accrued payable	89,774	25,269	14,300
Other	4,582,528	3,870,981	2,219,835
TOTAL	28,189,392	20,673,857	14,345,272

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

24.	Debt securities issued

					Carrying amount as of
Detail	Issuance date	Nominal Value (in thousands pesos)	Maturity date	Annual Nominal Rate (*)	December 31, 2018	December 31, 2017	January 1, 2017

Class 9	02/11/2014	145,116	02/11/2017	Badlar Private + 4.70%	-	-	263,699

Class 11	07/18/2014	165,900	07/18/2017	Badlar Private + 3.75%	-	-	305,679

Class 13	11/13/2014	107,500	11/13/2017	Badlar Private + 3.75%	-	-	198,074

Class 16	07/30/2015	204,375	07/30/2017	Badlar Private + 3.75%	-	-	376,572

Class 17	12/28/2015	199,722	06/28/2017	Badlar Private + 3.50%	-	-	349,624

Class 18	12/28/2015	152,500	12/28/2018	Badlar Private + 4.08%	-	225,160	280,989

Class 19	08/08/2016	207,500	02/08/2018	Badlar Private + 2.40%	-	306,365	382,330

Class 20	08/08/2016	292,500	08/08/2019	Badlar Private + 3.23%	289,000	428,910	538,946

Class 21	11/18/2016	90,000	05/18/2018	Badlar Private + 2.75%	-	132,881	165,830

Class 22	11/18/2016	181,053	11/18/2019	Badlar Private + 3.50%	181,053	265,840	333,600

Class 23	12/27/2017	553,125	12/27/2019	TM20 + 3.20%	551,125	816,665	-

Class 24	12/27/2017	546,500	12/27/2020	Badlar Private + 4.25%	541,500	806,883	-

Class 25	11/08/2018	784,334	08/11/2020	UVA + 9.50%	856,473	-	-

				Total Capital	2,419,151	2,982,704	3,195,343

				Interest accrued	54,539	47,707	95,980
				Total capital and interest accrued	2,473,690	3,030,411	3,291,323

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

(*) Definitions:

BADLAR: Interest rate for time deposits of an amount superior than 1 (one) million pesos, from 30 to 35 days.

TM20: is the single arithmetic mean of interest rates for term deposits of twenty million pesos or more and thirty to thirty five day terms.

UVA: It is a unit of measure that is updated daily according to CER, based on the consumer price index.

For all classes, interest is paid on a quarterly basis.

On February 28, 2019, the Bank issued Class 26 and 27 Corporate Bonds. Class 26 Corporate Bonds were fully subscribed and paid in for 529,400, at 9-month and fully payable upon maturity, with an annual nominal applicable rate of 43% and payment of interest upon maturity of the Corporate Bond.

Additionally, Class 27 Corporate Bonds were fully subscribed and paid in for 1,090,000, at 18 months and fully payable upon maturity, at private Badlar and an annual nominal applicable margin of 6.25% and quarterly interest payments.

25.	Provisions

-	Financial guarantees and loan commitments: reflects the expected credit loss arising from financial guarantees issued, unused balances of checking account overdrafts, credit cards and other loan commitments.

-	Other provisions: reflects the estimated amounts to pay class actions, labour, tax and commercial claims as well as other miscellaneous complaints.

	December 31, 2018	December 31, 2017	January 1, 2017

Financial guarantees and loan commitments	358,329	1,649	1,071
Other provisions	1,349,787	1,318,131	1,581,971
TOTAL	1,708,116	1,319,780	1,583,042

Changes in the item for fiscal year 2018 and 2017 are included below:

Accounts	Balances as of	Adoption				Balances as of
	December 31,	of IFRS 9	Increases	Reversals	Uses	December 31,
	2017	(Note 11)				2018

- Financial guarantees and loan commitments	1,649	617,597	37,274	-	(298,191)	358,329
- Other provisions	1,318,131	-	621,222	-	(589,566)	1,349,787

TOTAL PROVISIONS	1,319,780	617,597	658,496	-	(887,757)	1,708,116

Accounts	Balances as of				Balances as of
	January 1,	Increases	Reversals	Uses	December 31,
	2017				2017

- Financial guarantees and loan commitments issued	1,071	791	-	(213)	1,649
- Other provisions	1,581,971	401,954	(195,171)	(470,623)	1,318,131

TOTAL PROVISIONS	1,583,042	402,745	(195,171)	(470,836)	1,319,780

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

The expected terms to settle these obligations are as follows:

December 31, 2018
Provisions	Within 12 months	After 12 months

For financial guarantees and loan commitments	350,789	7,540
Other	611,997	737,790

December 31, 2017
Provisions	Within 12 months	After 12 months

For financial guarantees and loan commitments	1,649	-
Other	1,016,044	302,087
January 1, 2017
Provisions	Within 12 months	After 12 months

For financial guarantees and loan commitments	1,071	-
Other	1,167,800	414,171

In the opinion of the Bank’s Board of Directors and its legal advisors, there are no other significant effects other than those stated in these financial statements, the amounts and repayment terms of which have been recorded based on the actual value of those estimates, considering the probable date of their final resolution.

26.	Other liabilities

	December 31, 2018	December 31, 2017	January 1, 2017

Short term personnel benefits	2,538,893	2,564,617	2,499,411
Long term personnel benefits	180,757	202,849	201,280
Other collections and withholdings	2,015,263	2,221,732	2,434,966
Social security payable	68,967	29,596	27,537
Advance collections	1,653,586	1,222,284	1,746,037
Miscellaneous creditors	3,440,929	3,710,324	2,377,927
For contract liabilities	189,140	313,042	291,403
Other taxes payable	777,085	702,849	642,971
Termination benefits payable	62,135	71,125	78,054
Other	29,395	46,591	75,995
TOTAL	10,956,150	11,085,009	10,375,581

27.	Capital and Reserves

-	Share capital

Shares				Share capital
Class	Quantity	Nominal value per share	Votes per share	Shares outstanding	Pending issuance or distribution	Paid-in
Ordinary	612,659,638	1	1	612,615	45	612,660

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

The Shareholders’ Meeting held on June 13, 2017 approved the issuance of ordinary shares up to 145,000,000 ordinary shares entitled to one vote with a nominal value of Ps.1 per share.

On July 18, 2017, the issuance of 66,000,000 ordinary shares was approved, with a nominal value of Ps.1 per share, at a subscription price of US$5.28 per share and US$15.85 per each American Depositary Share (ADS), at the reference exchange rate published by the BCRA as of that date (17.0267) for the purposes of paying the shares in pesos. On July 24, 2017, the shares subscribed for were paid in.

Pursuant to the terms of the Shares Subscription Agreement, on July 26, 2017 International Underwriters opted to acquire 9,781,788 new shares (equivalent to 3,260,596 ADS) at the same issue price. On July 31, 2017 those shares were paid in, using the spot exchange rate stated.

The following table shows the reconciliation of the number of shares at opening date to closing date:

Quantity of shares in issue at January 1, 2017	536,877,850

Issuance of shares	75,781,788

Quantity of shares in issue at December 31, 2017 and 2018	612,659,638

-	Share premium

The share premium account represents the difference between the par value of the shares issued and the subscription price.

-	Inflation adjustment to share capital

It comprises the cumulative monetary inflation adjustment on the share capital.

-	Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of financial assets measured at FVOCI, net of the related income tax.

-	Legal reserve

BCRA regulations establish that 20% of net income as determined in accordance with BCRA accounting standards, should be allocated to the legal reserve.

-	Other reserve

Set up to fulfil the requirement of Argentine Securities Commission (CNV) where the entire balance of retained earnings determined in accordance with BCRA GAAP needs to be allocated by the Shareholders’ meeting to cash dividends, dividends in shares, set up reserves other than the legal reserve, or a combination of all of them.

-	Restrictions to the payment of dividends

BCRA GAAP financial statements are the base for dividend distribution.

Pursuant to the provisions in the regulation in force issued by the BCRA, financial institutions shall apply an annual 20% of the year's profits determined in accordance with BCRA GAAP to increase legal reserves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

Furthermore, pursuant to the requirements in General Resolution No. 622 issued by the CNV, the Shareholders’ Meeting considering the financial statements with positive accumulated results determined in accordance with BCRA GAAP shall specifically provide for the allocation of those results.

Specifically, the mechanism to be followed by financial institutions to assess distributable amounts is defined by the BCRA through the regulations in force on the “Distribution of earnings”, provided certain conditions are not met, such as the registration for financial assistance for lack of liquidity granted by that entity, deficiencies in capital or minimum cash contributions and the existence of a certain type of penalty set forth by various regulators and weighted as significant and/or failure to implement corrective measures, among other conditions.

On September 20, 2017, BCRA issued Communication "A" 6327, which establishes that financial entities will not be able to make profit distributions with the profit that is originated by the first application of the International Financial Reporting Standards (IFRS), and must constitute a special reserve that can only be used for capitalization or to absorb eventual negative balances of the item "Retained earnings".

In addition, the Bank shall maintain a minimum capital after the proposed distribution of profits.

On April 26, 2019 the Shareholders’ Meeting approved the distribution of dividends for an amount of 2,407,000 in nominal value. On April 10, 2018 the Shareholders’ Meeting approved the distribution of cash dividends for an amount of 970,000 in nominal values (corresponding to 1,306,955 in terms of currency as of December 31, 2018), which were paid on May 9, 2018. Furthermore, on March 30, 2017, the Shareholders’ Meeting approved the distribution of dividends for an amount of 911,000 in nominal value (corresponding to 1,454,790 in terms of currency as of December 31, 2018), which were paid on August 10, 2017.

28.	Analysis of changes in financing during the year

The following chart provides a reconciliation between the opening and closing balances for liabilities arising from financing activities:

	December 31, 2018	December 31, 2017

Debt securities issued
Opening balance	3,030,411	3,291,323
Capital inflows	804,490	1,623,548
Capital outflows	(580,525)	(1,335,076)
Interests and adjustments accrued	883,589	538,291
Interests paid	(796,607)	(564,244)
Inflation effect on debt securities issued	(867,668)	(523,431)

Closing balance	2,473,690	3,030,411

29.	Net interest income

29.1.	Interest and other income

Interest revenue calculated using the effective interest method.

	December 31, 2018	December 31, 2017

Interest on loans to the financial institutions	2,280,074	1,132,461
Interest from overdrafts	7,188,105	5,031,740
Interest from commercial papers	6,507,940	3,562,354
Interest from mortgage loans	927,648	643,231
Interest from car loans	1,486,518	1,552,982
Interest from credit card loans	9,368,007	9,736,979
Interest from financial leases	645,301	656,847
Interest from consumer loans	7,612,122	6,477,835
Interest from other loans	3,671,918	3,181,390
Premium for reverse repurchase agreements	673,440	760,091
Interest from government securities	9,876,503	1,354,630
Interest from private securities	41,876	101,831
Interest from loans for the prefinancing and financing of exports	1,749,417	617,100
Stabilization Coefficient (CER) clause adjustment (1)	112,024	671,755
UVA clause adjustment (1)	4,331,628	231,040
Other financial income	40	1,922
TOTAL	56,472,561	35,714,188

(1)	Adjustment clauses based on the variation of the consumer price index.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

29.2.	Interest expenses

	December 31, 2018	December 31, 2017

Savings accounts deposits	4,386,444	892,507
Time deposits	16,986,001	10,009,766
Bank loans	183,209	54,636
Other liabilities	1,777,276	739,176
Premium for reverse repurchase agreements	110,197	195,477
UVA clause adjustment (1)	1,283,502	65,655
Other	11,599	2,108
TOTAL	24,738,228	11,959,325

(1)	Adjustment clause based on the variation of the consumer price index.

30.	Fee and commission income

Fee and commission income is disaggregated below by fee types that reflect the nature of the services offered across the Bank, in accordance with IFRS 15. It includes a total for fees within the scope of IFRS 15. Refer to Note 42 for more detailed information about operating segments.

	December 31, 2018	December 31, 2017

Linked to deposits	7,315,614	5,066,749
Linked to credit cards	6,303,208	5,938,331
Latam Pass Commissions	(2,790,108)	(2,083,877)
Linked to securities	156,044	140,914
From guarantees granted	3,099	1,640
Insurance agent fee	867,957	1,075,334
Transportation of values	56,217	80,021
Custody	79,637	81,224
From foreign currency transactions	583,030	471,971
TOTAL	12,574,698	10,772,307

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

31.	Fee and commission expense

	December 31, 2018	December 31, 2017

For credit and debit cards	3,433,679	2,778,335
Linked to transactions with securities	1,863	1,738
For foreign trade transactions	156,826	142,815
For promotions	1,300,964	975,732
Other commission expenses	608,173	983,754
TOTAL	5,501,505	4,882,374

32.	Gains (losses) on financial assets and liabilities at fair value through profit or loss, net

	December 31, 2018	December 31, 2017

(Loss) / Gain from foreign currency forward transactions	(296,182)	84,561
Gains from debt and equity instruments	1,429,211	4,286,558
Interest rate swaps	(1,017,186)	(9,821)
TOTAL	115,843	4,361,298

33.	Net income (loss) from derecognition of financial assets not measured at fair value through profit or loss

	December 31, 2018	December 31, 2017

(Loss) Income from sale of government securities	(135,835)	11,983
Loss from sale of private securities	(905)	-
TOTAL	(136,740)	11,983

34.	Exchange differences, net

	December 31, 2018	December 31, 2017

Conversion of foreign currency assets and liabilities into pesos	1,406,769	118,456
Income from purchase-sale of foreign currency	5,082,257	3,258,722
TOTAL	6,489,026	3,377,178

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

35.	Other operating income

	December 31, 2018	December 31, 2017

Rental of safe deposit boxes	537,072	555,549
Adjustments and interest on miscellaneous receivables	496,144	195,316
Proceeds from electronic transactions	122,026	87,462
Income related to foreign trade	220,897	80,804
Services rendered	154,422	183,966
Other operating income	576,416	840,081
TOTAL	2,106,977	1,943,178

36.	Other operating expenses

	December 31, 2018	December 31, 2017

Contributions to the Deposits Guarantee Fund (Note 47)	394,431	348,836
Turnover tax	4,980,485	3,772,285
Provision for contingencies	621,222	402,745
Provision for financial guarantee and loan commitments	37,274	-
Damage claims	193,821	206,714
Loss on initial recognition of loans bearing below market interest rate	640,829	337,696
Loss on sale of non-current assets held for sale	256,005	-
Other operating expenses	859,973	2,277,892
TOTAL	7,984,040	7,346,168

37.	Personnel benefits

	December 31, 2018	December 31, 2017

Salaries	6,224,799	6,730,474
Social security charges	1,838,875	1,942,070
Personnel compensations and rewards	876,749	759,730
Personnel services	228,629	260,821
Other short term personnel benefits	1,635,207	1,458,747
Termination benefits	15,907	9,464
Fees to Bank Directors and Supervisory Committee	20,004	16,022
Other long term benefits	47,521	44,532
TOTAL	10,887,691	11,221,860

38.	Administrative expenses

	December 31, 2018	December 31, 2017

Travel expenses	108,333	104,830
Administrative expenses	644,421	570,631
Security services	362,799	499,667
Other fees	352,361	335,488
Insurance	86,530	88,918
Rent	939,607	771,473
Stationery and supplies	45,114	62,206
Electricity and communications	393,556	325,774
Advertising	495,336	663,827
Taxes	2,018,210	1,934,474
Maintenance costs	922,100	886,699
Armored transportation services	1,289,761	1,115,168
Other administrative expenses	993,099	1,050,597
TOTAL	8,651,227	8,409,752

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

39.	Depreciation and amortization

	December 31, 2018	December 31, 2017

Depreciation of property and equipment	1,765,921	1,288,416
Depreciation of investment properties	4,420	3,308
Amortization of intangible assets	151,583	136,224
Depreciation of other assets	336	1,414
TOTAL	1,922,260	1,429,362

40.	Financial instruments risks

Presentation of Risk Management and Risk-Weighted Assets (RWA)

Strategies and processes

The purpose of the organization is based on assuming a prudent level of risks in order to generate yields and keep acceptable levels of capital and funding, and generate benefits on a recurring basis. Therefore, it is vital that the teams assigned to risk management are highly trained professionals.

The General Risks Policy of BBVA Francés expresses the levels and types of risk the Bank is willing to take to carry out its strategic plan, with no relevant deviations, even under stress conditions. Along this line, the process for risks management is comprehensive and proportional to the economic size and importance of the financial institution.

To achieve its goals, BBVA Francés uses a management model with two principles for the decision-making process:

-	Caution: Materialized in relation to the management of the various risks acknowledged by the Bank.

-	Anticipation: Makes reference to the capacity of making decisions foreseeing relevant changes in the environment, the competition and customers, having effects on a medium-term.

This process aims to be adequate, sufficiently proven, duly documented and periodically reviewed based on the changes to the Bank’s risk profile and the market.

Along this line, the Board of Directors and the Senior Management are highly committed to the identification, evaluation, follow-up, control and mitigation of significant risks. These organizations periodically review credit, financial and operational risks which may potentially affect the success of BBVA Francés’ activities, as well as with a special emphasis on strategic, reputation and concentration risks.

Structure and organization

The Bank has a formal organizational structure, with a set of roles, responsibilities and powers, organized in a pyramidal structure, generating control instances from lower to higher levels, up to the highest decision-making bodies. Below are the areas in each structure and a list of their functions:

-	Risks Management

-	Committees

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

-	Control and Reporting Units

-	Cross-Control Areas

Risks Management:

This is an area that is independent from business units, in charge of implementing the criteria, policies and procedures defined by the organization within the scope of credit (retail and wholesale), operational and market risk management, with a follow-up and control of proper application and proposing the actions necessary to the keep quality of risks within the defined goals. Some of its main functions are to manage proper information for the decision-making process at all levels, including relevant risk factors, such as:

-	Active management throughout the life of the risk.

-	Clear processes and procedures.

-	Integrated management of all risks through identification and quantification.

-	Generation, implementation and dissemination of advanced decision-making support tools.

Committees:

Committees are the instances through which risks are treated. This implies knowledge, assessment, weighting and potential mitigation. BBVA Francés has an agile and proper structure of committees for the management of the various risks.

Control and Reporting Units:

Control and monitoring areas are in charge of giving cohesion to credit risk management and ensure that management of the rest of risks that are critical to the Bank is in accordance with the established standards.

The main responsibilities of Internal Risks Control are: monitor there is a proper internal regulatory framework; a process and measures defined for each type of risks; control its application and operation; and, manage an assessment of the existence of a control environment and its proper implementation and operation.

The area has a Models Validation team managing that BBVA Francés’ internal risk statistical models are adequate for use, which issues a grounded and updated opinion on proper use of such models.

The Reporting Units are in charge of control procedures for risk rating and fractioning, provisioning, determining the risk quota for each segment of economic activity and type of financing, preparing fundamental metrics setting forth the principles and general risk profile in the statement of Appetite for Risk in quantitative terms. In addition, it is in charge of generating reports for the Risks Management for the decision-making process in accordance with internal credit policies and control organizations’ policies, reviewing processes and proposing alternatives.

Cross-Control Areas

The Bank also has cross-control areas for business and support units, such as: Internal Audit, Regulatory Compliance and Internal Control.

Risk Appetite Framework

Risk Appetite is a key element in the management of financial institutions, providing the Bank with a comprehensive framework to determine the risks and level of risks, willing to intervene to reach its business goals, expressed in terms of capital, liquidity, profitability, income recurrence, risks costs or other metrics.

Risk Appetite is expressed through a Statement containing the general principles for the Bank’s strategy and quantitative metrics.

Stress Testing

Stress test means the evaluation of the Bank's financial position under a severe but plausible scenario, which requires the simulation of scenarios to estimate the potential impact on the value of portfolios, profitability, solvency and liquidity for the purposes of identifying latent risks or detecting vulnerabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

Credit risk

Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party.

It is the most important risk for the Bank and includes counterparty risk, issuer risk, settlement risk and country risk management.

The principles underpinning credit risk management are as follows:

-	Availability of basic information for the study and proposal of risk, and supporting documentation for approval, which sets out the conditions required by the internal relevant body.

-	Sufficient generation of funds and asset solvency of the customer to assume principal and interest repayments of loans owed.

-	Establishment of adequate and sufficient guarantees that allow effective recovery of the transaction, this being considered a secondary and exceptional method of recovery when the first has failed.

As for country risk BBVA Francés defines it as the risk of sustaining losses generated in investments and loans to individuals, companies and governments due to the incidence of economic, political and social events occurring in a foreign country.

Strategy and processes

BBVA Francés develops the credit risk strategy defining the goals that will guide its granting activities, the policies to be adopted and the necessary practices and procedures to carry out those activities.

Additionally, annually the Risks Management develops, together with the rest of the Bank's management departments, a budget process, including the main variables of credit risk:

-	Expected growth per portfolio and product.

-	Evolution of the default ratio.

-	Evolution of write-off portfolios.

This way, the expected standard credit risk values for a term of one year are set. Afterwards, the real values obtained are compared with that budget, to assess both the growth of the portfolio and its quality.

Also, maximum limits or exposures per economic activity are formalized, pursuant to the Bank’s placement strategy, which are used to follow up credit portfolios. In the event of deviations from the limits set, these are analyzed by the Risks Follow-Up Committees to take the necessary measures.

Admission

BBVA Frances has credit risk admission policies, to define the criteria to obtain quality assets, establish risk tolerance levels and alignment of the credit activities with the strategy of BBVA Francés and in accordance with the Group. The policy of accepting risks is therefore organized into three different levels in the Group:

-	Analysis of the financial risk of the transaction, based on the debtor’s capacity for repayment or generation of funds.

-	The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees; and finally.

-	Assessment of the repayment risk (asset liquidity) of the guarantees received.

Follow-up

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

The Bank establishes certain follow-up procedures based on the banking area involved, since the admission stage is not the end of the process. Follow-up is as important as deciding, since the risk is dynamic and customers rely on themselves and the environment.

The main follow-up procedures carried out for the various Banking areas are:

-	Follow-up of the limit granted: Since customer profiles vary over time, the limits of products hired are periodically reviewed for the purpose of broadening, reducing or suspending the limit assigned, based on the risk situation.

-	Maintenance of proactive limits: Customers’ characteristics, and therefore the characteristics of the data originating certain limits, vary over time. Therefore, there is periodical maintenance of the proactive limits, taking into consideration the changes in a customer's situation (position of asset and liability and relationship). Likewise, there is a periodic follow-up of the evolution of proactive limits for the purpose of controlling and ensuring the risk assigned is in accordance with the desired risk levels.

-	Follow-up of rating tools: Rating tools are a reflection of the internal inputs and show the characteristics and biases of such inputs. Therefore, they need a long period of use to soften or eliminate those biases through the inclusion of new information, correction of existing information and periodic reviews optimizing the results of back-tests.

-	Portfolio analysis: The portfolio analysis consists of a follow-up process and study of the complete cycle of the risk of portfolios for the purpose of analyzing the status of the portfolio, identifying potential paths towards improvements in management and forecasting future behavior.

Additionally, the following functions shall be carried out:

-	Follow-up of specific customers.

-	Follow-up of products.

-	Follow-up of units (branches, areas, channels).

-	Other follow-up actions (samples, control of admission process and risk management, campaigns).

The priority in credit risk follow-up processes is focused mainly on problematic or potentially problematic customers, for preventive purposes. The remaining aspects, the follow-up of products, units and other follow-up actions are supplementary to the specific follow-up of customers.

Recovery

BBVA Francés has also a Recoveries Area within Risks Management, to mitigate the severity of credit portfolios, both from the Bank and from companies related to the Bank, as well as to provide the results from the Bank directly, through collections of Write-Off portfolios and indirectly through collections of active portfolios, which imply a reduction of allowances.

Structure and organization

The credit risk management model at BBVA Francés has a formal organizational structure, with a set of roles, responsibilities and powers, organized in a pyramidal structure, generating control instances from lower to higher levels, up to the highest decision-making bodies. Management Committee Board of Directors.

For the purpose of having a continuous and integrated management process with coordination between all areas involved, the Risks Management has admissions areas, follow-up areas, recoveries areas and policies and tools areas.

That management model is completed with an agile and proper structure of committees for credit risk management to treat risks, which implies knowledge, assessment, weighting and potential mitigation.

Scope and nature of information and/or risk measurement systems

BBVA Frances has several tools to be used in credit risk management for effective risk control and facilitating the entire process. Along this line, the Bank prepares, among others, the following periodic reports:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

-	Progress of Risks.

-	Payment Schedules.

-	Ratings.

-	Dashboard.

-	Early Alerts System.

-	Quarterly tools follow-up sheet.

Exposure to credit risk

The Bank’s maximum credit risk exposure (see definition below) by line items in the consolidated statements of financial position as of December 31, 2018 is provided below. It does not consider the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instruments and counterparties.

The maximum amount of credit risk of the Bank's financial assets is reported below:

	December 31, 2018	December 31, 2017	January 1, 2017
Detail

Financial assets at amortized cost
Cash and cash equivalents	99,105,461	56,453,684	88,746,425
Reverse repurchase agreements	12,861,116	9,345,877	107,461
Other financial assets	9,237,237	3,414,951	1,234,350
Loans and advances	185,682,307	191,774,986	147,725,369
Financial assets at fair value through profit or loss
Debt securities	7,508,099	8,588,127	6,764,936
Derivatives	591,418	210,756	98,987
Financial assets at fair value through other comprehensive income
Debt securities	24,821,610	25,207,899	17,216,324

Total	339,807,248	294,996,280	261,893,852

Financial guarantees and loan commitments

Advances and loans agreed not used	140,535,333	162,099,880	127,401,476
Guarantees granted	1,889,557	1,164,947	729,939
Liabilities from foreign trade transactions	141,321	158,598	179,588
Letters of credit	462,080	519,399	461,670

Total	143,028,291	163,942,824	128,772,673

The maximum credit exposure presented in the table above is determined by type of financial asset as explained below:

-	In the case of financial assets recognized in the consolidated statements of financial position, exposure to credit risk is considered equal to its carrying amount (not including impairment losses), with the sole exception of derivatives.

-	The maximum credit risk exposure on financial guarantees granted is the maximum that the Bank would be liable for if these guarantees were called in, and that is their amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

-	The calculation of risk exposure for derivatives is based on the sum of two factors: the derivatives fair value and their potential risk (or "add-on").

-	The first factor, fair value, reflects the difference between original commitments and fair values on the reporting date (mark-to-market).

-	The second factor, potential risk (‘add-on’), is an estimate of the maximum increase to be expected on risk exposure over a derivative fair value (at a given statistical confidence level) as a result of future changes in the fair value over the remaining term of the derivatives.

-	The consideration of the potential risk ("add-on") relates the risk exposure to the exposure level at the time of a customer’s default. The exposure level will depend on the customer’s credit quality and the type of transaction with such customer. Given the fact that default is an uncertain event which might occur any time during the life of a contract, the Bank has to consider not only the credit exposure of the derivatives on the reporting date, but also the potential changes in exposure during the life of the contract. This is especially important for derivatives, whose valuation changes substantially throughout their terms, depending on the fluctuation of market prices.

Information on the credit quality of assets

The Bank’s credit risk quality of loans and advances with stage allocation by asset classification as of December 31, 2018 is provided below. Carrying amounts are broken down by financial instruments and counterparties.

	Notes	December 31, 2018
			Stage 1	Stage 2	Stage 3
Financial assets at fair value through other comprehensive income		24,563,962	24,563,962	-	-
Debt securities	15.1	24,550,036	24,550,036	-	-
Equity instruments	15.2	13,926	13,926	-	-
Financial assets at amortized cost		203,541,121	189,775,619	11,961,349	1,804,152
Other financial assets	10.1	9,237,235	9,237,235	-	-
Loans and advances to government sector		206	206	-	-
Loans and advances to central banks		383	383	-	-
Loans and advances to financial institutions	10.2	9,635,845	9,635,845	-	-
Loans and advances to customers	10.3	171,948,321	158,182,820	11,961,349	1,804,152
Reverse repurchase agreements	10.4	12,719,131	12,719,131	-	-
Total financial assets risk		228,105,083	214,339,581	11,961,349	1,804,152
Total loan commitments and financial guarantees	40	142,669,962	135,838,603	6,758,808	72,551

Total credit exposure		370,775,045

Impaired financial assets – Comparative information under IAS 39

The following tables show a breakdown by counterparty and by product of past-due financial assets not deemed impaired, impaired assets and allowances for loan losses as of December 31, 2017 and January 1, 2017:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

December 31, 2017
	Past due but not impaired			Impaired assets	Carrying amount of the impaired assets	Specific allowances for financial assets, individually and collectively estimated	Accumulated write-offs
	≤ 30 days	> 30 days ≤ 60 days	> 60 days ≤ 90 days

Loans and advances	13,102,816	830,629	449,583	1,329,332	605,250	(724,082)	1,237,638
Other financial corporations	24,411	18	41	2,825	539	(2,286)	-
Non-financial corporations	9,113,109	169,483	118,323	245,692	65,390	(180,302)	283,463
Households	3,965,296	661,128	331,219	1,080,815	539,321	(541,494)	954,175
TOTAL	13,102,816	830,629	449,583	1,329,332	605,250	(724,082)	1,237,638
Loans and advances by product, by collateral and by subordination
On demand (call) and short notice (current account)	885,702	34,177	20,279	180,675	70,655	(110,020)
Credit card debt	1,893,593	392,728	229,444	576,860	273,746	(303,114)
Trade receivables	-	894	438	660	314	(346)
Finance leases	355,127	46,686	16,893	27,981	6,153	(21,828)
Other term loans	9,968,394	356,144	182,529	543,156	254,382	(288,774)

January 1, 2017
	Past due but not impaired			Impaired assets	Carrying amount of the impaired assets	Specific allowances for financial assets, individually and collectively estimated	Accumulated write-offs
	≤ 30 days	> 30 days ≤ 60 days	> 60 days ≤ 90 days

Loans and advances	6,127,201	765,035	377,786	1,098,446	467,656	(630,790)	1,523,729
Other financial corporations	1,491	159	33	188	66	(122)	-
Non-financial corporations	3,619,090	172,968	77,929	109,572	37,070	(72,502)	364,954
Households	2,506,620	591,908	299,824	988,686	430,520	(558,166)	1,158,775
TOTAL	6,127,201	765,035	377,786	1,098,446	467,656	(630,790)	1,523,729
Loans and advances by product, by collateral and by subordination
On demand (call) and short notice (current account)	821,481	31,110	34,190	389,279	149,572	(239,707)
Credit card debt	1,353,988	346,850	211,800	194,460	76,884	(117,576)
Trade receivables	-	859	744	273	233	(40)
Finance leases	282,119	32,665	5,465	17,217	9,382	(7,835)
Other term loans	3,669,613	353,551	125,587	497,217	231,585	(265,632)

Mitigation of credit risk, collateralized credit risk and other credit enhancements

In most cases, maximum credit risk exposure is reduced by collateral, credit enhancements and other actions which mitigate the Bank’s exposure. The Bank applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. The existence of guarantees could be a necessary but not sufficient instrument for accepting risks, as the assumption of risks by the Bank requires prior evaluation of the debtor’s capacity for repayment, or that the debtor can generate sufficient resources to allow the amortization of the risk incurred under the agreed terms.

The procedures for the management and valuation of collateral following the Corporate Policies (retail and wholesale), which establish the basic principles for credit risk management, including the management of collaterals assigned in transactions with customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real-estate collateral, the market price in market securities, the trading price of shares in investment funds, etc. All the collaterals received must be correctly assigned and entered in the corresponding register.

Regarding the types of collateral managed by BBVA Francés, the following stand out:

-	Guarantees: It includes sureties or unsecured instruments.

-	Joint and several guarantee: upon default on payment, the creditor may collect the unpaid amount from either the debtor or the surety.

-	Joint guarantee: in this case the guarantors and debt-holders are liable in proportion to their interest in the company / transaction and restricted to such amount or percentage.

-	Security Interest: it includes guarantees based on tangible assets, which are classified as follows:

- Mortgages: a mortgage does not change the debtor's unlimited liability, who is fully liable. They are documented pursuant to the Bank's internal regulations for such purposes and are duly registered. Also, there is an independent appraisal, at market value, which enables a prompt sale.

- Pledges: this includes chattel mortgages of motor vehicles or machinery, as well as liens on time deposits and investment funds. To be accepted, they shall be effective upon realization accordingly, they are properly documented and shall be approved by the Legal Services area. Finally, the Bank hedges against the variation in the value of the pledge.

The disclosure of impaired financial assets at amortized cost covered by collateral, by type of collateral, at December 31, 2018, is the following:

		Of which secured by collateral
December 31, 2018	Maximum exposure to credit risk	Residential properties	Commercial Properties	Cash	Others	Financial

Impaired financial assets at amortized cost	3,753,483	6,955	-	-	29,790	-
Total	3,753,483	6,955	-	-	29,790	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

Financial guarantees, other contingent risks and drawable by third parties: These have the counterparty’s personal guarantee.

The maximum credit risk exposure of impaired financial guarantees and other commitments at December 31, 2018 amounts to 84,661.

Foreclosed assets are recognized when the Bank receives the ownership of the asset, which are mainly real estate. The Bank intends to sell these assets taking into account market conditions.

Loan commitments

To meet the specific financial needs of customers, the Bank's credit policy also includes, among others, the granting of financial guarantess, letters of credit and lines of credit through checking accounts overdrafts and credit cards. Although these transactions are not recognized in the Consolidated Statement of Financial Position, because they imply a potential liability for the Bank, they expose the Bank to credit risks in addition to those recognized in the Consolidated Statement of Financial Position and are, therefore, an integral part of the Bank's total risk.

Main types of guarantors and counterparties of credit derivatives

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

The Bank defines that the collateral (or credit derivative) shall be direct, explicit, irrevocable and unconditional in order to be accepted as risk mitigation. Furthermore, regarding admissible guarantors, BBVA Francés accepts financial institutions (local or foreign), public entities, stock exchange companies, resident and non-resident companies, including insurance companies.

Credit quality of financial assets that are neither past due nor impaired

The Bank has tools (“scoring” and “rating”) that enable it to rank the credit quality of its transactions and customers based on an assessment and its correspondence with the probability of default (“PD”) scales. To analyze the performance of PD, the Bank has a series of tracking tools and historical databases that collect the pertinent internally generated information. These tools can be grouped together into scoring and rating models, being the main difference between ratings and scorings is that the latter are used to assess retail products, while ratings use a wholesale banking customer approach.

These different levels and their probability of default were calculated by using as a reference the rating scales and default rates. These calculations establish the levels of probability of default for the Bank’s Master Rating Scale. Although this scale is common to the entire Group, the calibrations (mapping scores to PD sections/Master Rating Scale levels) are carried out at tool level for each country in which the Group has tools available.

Market risk

BBVA Francés considers market risk as the likelihood of losses of value of the trading portfolio as a consequence of adverse changes in market variables affecting the valuation of financial products and instruments.

The main market risk factors the Bank is exposed to are as follows:

-	Interest rate risk: From exposure to changes in the various interest rate curves.

-	Foreign exchange risk: From changes in the various foreign exchange rates. All positions in a currency other than the currency of the consolidated statements of financial position create foreign exchange risk.

The Financial Risks Management of the Risks Management area applies the criteria, policies and procedures defined by the Board of Directors within the management of that risk, with a follow-up and control of its proper application, and proposing the necessary actions to maintain the quality of risk within the defined appetite for risk.

The financial risks management model of BBVA Francés consists of the Market Risks and Structural Risks and Economic Capital Areas, which are coordinated for control and follow-up of risks.

The management of these risks is in line with the basic principles of the Basel Committee on Banking Supervision, with a comprehensive process to identify, measure, monitor and control risks.

The organization of financial risks is completed with a scheme of committees in which it participates, for the purpose of having an agile management process integrated into the treatment of the various risks.

Among others:

-	Assets and liabilities committee (ALCO)

-	Risk Management Committee (RMC)

-	Financial Risks Committee (FRC)

BBVA Francés has many tools and systems to manage and follow-up market risk, to achieve effective risk control and treatment.

The main market risk metric is VaR (“Value at Risk”), a parameter to estimate the maximum loss expected for the trading portfolio positions with a 99% confidence level and a time horizon of 1 day.

Current management structure and procedures in force include follow-up of a limits and alerts scheme in terms of VaR, economic capital, stress and stop loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

The market risk measurement model is periodically validated through Back-Testing to determine the quality and precision of the VaR estimate.

The Market Risk management model contemplates procedures for communication in the event the risks levels defined are exceeded, establishing specific communication and acting circuits based on the exceeded threshold.

The market risk measurement perimeter is the trading portfolio (trading book) managed by the Global Markets unit. This portfolio mainly consists of:

-	Argentine Government Securities.

-	Argentine Central Bank Bills

-	Provincial debt securities.

-	Corporate Bonds.

-	Foreign exchange spot.

-	Derivatives (Exchange rate Futures and Forwards and Interest rate swaps).

The following tables show the evolution of trading portfolio total VaR and VaR per risk factors.

VaR (in millions of pesos)

	December 31, 2018	December 31, 2017	January 1, 2017
Average	22.86	48.39	15.63
Minimum	4.97	10.29	2.55
Maximum	97.37	85.04	39.60
Closing	49.36	43.33	27.35

VaR per risk factors – (in millions of pesos)

VaR interest rate	December 31, 2018	December 31, 2017	January 1, 2017
Average	19.00	35.14	10.63
Minimum	3.13	9.42	0.38
Maximum	93.76	57.36	24.95
Closing	49.90	43.38	13.35

VaR foreign exchange rate	December 31, 2018	December 31, 2017	January 1, 2017
Average	9.64	30.50	9.91
Minimum	0.28	0.99	0.41
Maximum	37.98	80.91	41.17
Closing	2.65	1.66	24.70

Currency risk

The position in foreign currency is shown below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

	Total as of December 31, 2018	As of December 31, 2018 (per currency)				Total as of December 31, 2017

ASSETS		US Dollar	Euro	Real	Other

Cash and cash equivalents	52,490,186	49,802,789	2,620,362	9,561	57,474	31,387,948
Financial assets at fair value through profit or loss - Debt securities	6,968	6,968	-	-	-	1,029,268
Reverse repurchase agreements	12,706,363	12,706,363	-	-	-	6,456,412
Other financial assets	1,679,077	1,674,896	4,181	-	-	1,140,519
Loans and advances	60,635,907	60,393,438	242,469	-	-	41,610,971
Financial assets at fair value through other comprehensive income - Debt securities	3,342,069	3,342,069	-	-	-	6,057,488
Other assets	220,615	220,615	-	-	-	161,384
Equity instruments	13,701	13,701	-	-	-	15,426

TOTAL ASSETS	131,094,886	128,160,839	2,867,012	9,561	57,474	87,859,416

LIABILITIES

Deposits	114,494,962	112,293,972	2,200,990	-	-	80,244,448
Trading liabilities	34,797	34,797	-	-	-	-
Other financial liabilities	5,323,354	5,122,087	172,140	-	29,127	3,159,481
Bank loans	5,400,682	5,162,530	238,152	-	-	440,837
Other liabilities	946,530	931,543	14,987	-	-	495,837

TOTAL LIABILITIES	126,200,325	123,544,929	2,626,269	-	29,127	84,340,603

The notional amounts of the foreign currency term and forward transactions are reported below:

	December 31, 2018	December 31, 2017

Foreign Currency Forwards

Foreign currency forward purchases - US$	620,651	658,575
Foreign currency forward sales - US$	760,615	645,582
Foreign currency forward sales - Euros	5,463	4,818

Interest rate risk

Structural interest risk (SIR) gathers the potential impact of market interest rate variations on the margin of interest and the equity value of BBVA Francés.

The process to manage this risk has a limits and alerts structure to keep the exposure to this risk within levels that are consistent with the appetite for risk and the business strategy defined and approved by the Board of Directors.

Within the core metrics used for measurement, follow-up and control, the following stand out:

-	Margin at Risk (MaR): quantifies the maximum loss which may be recorded in the financial margin projected for 12 months under the worst case scenario of rate curves for a certain level of confidence.

-	Economic Capital (EC): quantifies the maximum loss which may be recorded in the economic value of the Bank under the worst case scenario of rate curves for a certain level of confidence.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

The Bank additionally carries out an analysis of sensitivity of the economic value and the financial margin for parallel variations by +/- 100 basis points over interest rates.

The following table shows the progress of the sensitivity of the economic value (SEV), given a variation of +100 basis points in relation to the Core Capital:

SEV +100 bps

	December 31, 2018	December 31, 2017	January 1, 2017
Closing	1.43%	1.53%	1.03%
Minimum	1.01%	0.80%	0.68%
Maximum	2.05%	1.65%	1.33%
Average	1.61%	1.13%	0.94%

The following table shows the progress of the sensitivity of the financial margin (SFM), given a variation of -100 basis points in relation to the 12-month projected margin:

SFM -100 bps

	December 31, 2018	December 31, 2017	January 1, 2017
Closing	2.14%	2.18%	0.03%
Minimum	1.98%	0.03%	0.02%
Maximum	2.73%	2.18%	0.37%
Average	2.26%	0.34%	0.17%

Liquidity and financing risk

The liquidity risk is defined as the possibility of the Bank not efficiently meeting its payment obligations without incurring significant losses which may affect its daily operations or its financial standing.

The short-term purpose of the liquidity and financing risk management process at BBVA Francés is to timely and duly address payment commitments agreed, without resorting to additional funding deteriorating the Bank's reputation or significantly affecting its financial position, keeping the exposure to this risk within levels that are consistent with the appetite for risk and the business strategy defined and approved by the Board of Directors. In the medium and long term, to watch for the suitability of the financial structure of the Bank and its evolution, according to the economic situation, the markets and regulatory changes.

Within the core metrics used for measurement, follow-up and control of this risk, the following stand out:

LtSCD: (Loan to Stable Customers Deposits), measures the relationship between the net credit investment and the customers’ stable resources, and is set forth as the key metric of appetite for risk. The goal is to preserve a stable financing structure in the medium and long term.

LCR: (Liquidity Coverage Ratio), which measures the relation between high quality liquid assets and total net cash outflows during a 30-day period. BBVA Francés, as established in the regulations issued by the BCRA, “A” 5693, calculates the liquidity coverage coefficient daily.

Below is the progress of LCR ratios:

	December 31, 2018	December 31, 2017	January 1, 2017
LCR	291%	289%	519%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

The following charts show the concentration of deposits as of December 31, 2018, 2017 and January 1, 2017:

	December 31, 2018		December 31, 2017		January 1, 2017

Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio	Debt balance	% over total portfolio

10 largest customers	15,293,060	5.89%	8,292,309	3.65%	7,458,824	3.53%
50 following largest customers	15,553,822	5.99%	12,694,213	5.59%	11,983,068	5.67%
100 following largest customers	10,544,960	4.06%	9,108,019	4.01%	8,306,965	3.93%
Rest of customers	218,117,219	84.06%	197,183,213	86.75%	183,426,573	86.87%

TOTAL	259,509,061	100.00%	227,277,754	100.00%	211,175,430	100.00%

The following charts show the breakdown by contractual maturity of financial liabilities considering the total amounts to their due date, as of December 31, 2018, 2017 and January 1, 2017:

	December 31, 2018	December 31, 2017	January 1, 2017

Up to 1 month	266,884,948	232,125,851	209,749,986
Up to 3 months	22,849,556	20,593,707	19,258,225
Up to 6 months	8,841,997	4,885,994	7,219,098
Up to 12 months	3,328,772	3,015,744	2,338,617
Up to 24 months	1,809,415	2,621,721	1,497,820
More than 24 months	37,788	995,031	1,075,223
TOTAL	303,752,476	264,238,048	241,138,969

Additionally, the Bank has issued financial guarantees and loan commitments amounting to 143,028,291, 163,942,824 and 128,772,673, which may derived in outflows on demand.

The amounts of the Bank's financial assets and liabilities, which are expected to be collected or paid twelve months after the closing date are set forth below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

	December 31, 2018	December 31, 2017	January 1, 2017
Financial assets
Reverse repurchase agreements	9,452,831	-	-
Loans and advances	45,949,271	46,934,159	27,339,160
Debt securities	7,282,999	3,411,973	7,035,790
Total	62,685,101	50,346,132	34,374,950

Financial liabilities
Deposits	39,393	582,141	327,768
Other financial liabilities	854,162	-	41,159
Bank loans	168,972	191,040	2,436
Debt securities issued	507,780	2,318,299	1,701,694
Total	1,570,307	3,091,480	2,073,057

41.	Fair values of financial instruments

a)	Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2018 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value

Financial assets

Financial assets at fair value through profit or loss - Debt securities	7,508,099	7,508,099	54,011	7,454,088
Derivatives	591,418	591,418	-	591,418
Financial assets at fair value through profit or loss - Equity instruments	528,026	528,026	528,026	-
Financial assets at fair value through other comprehensive income - Debt securities	24,821,610	24,821,610	100,166	24,721,444
Financial assets at fair value through other comprehensive income - Equity instruments	13,926	13,926	13,226	700

Financial liabilities

Trading liabilities	692,270	692,270	162,696	529,574
Derivatives	1,377,259	1,377,259	-	1,377,259

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2017 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value

Financial assets

Financial assets at fair value through profit or loss - Debt securities	8,588,127	8,588,127	6,277,865	2,310,262
Derivatives	210,756	210,756	-	210,756
Financial assets at fair value through profit or loss - Equity instruments	695,664	695,664	695,664	-
Financial assets at fair value through other comprehensive income - Equity instruments	18,244	18,244	17,567	677
Financial assets at fair value through other comprehensive income - Debt securities	25,207,899	25,207,899	16,203,297	9,004,602

Financial liabilities

Derivatives	339,253	339,253	-	339,253

The fair value hierarchy of assets and liabilities measured at fair value as of January 1, 2017 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value

Financial assets

Financial assets at fair value through profit or loss - Debt securities	6,764,936	6,764,936	2,359,335	4,405,601
Derivatives	98,987	98,987	-	98,987
Financial assets at fair value through profit or loss - Equity instruments	407,664	407,664	407,664	-
Financial assets at fair value through other comprehensive income - Equity instruments	18,156	18,156	-	18,156
Financial assets at fair value through other comprehensive income - Debt Securities	17,214,820	17,214,820	1,197,145	16,017,675

Financial liabilities

Derivatives	107,430	107,430	-	107,430

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say its quoting or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice quoting techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the technical value is calculated considering the latest market price plus interest accrued until the valuation date (whichever is more representative for the species).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly made based on the observability of the necessary inputs to calculate that fair value, defining the following levels:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

-	Level 1: Financial instruments valued with quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume.

-	Level 2: Financial instruments that do not have an active market, but that may be valued through market observable data.

-	Level 3: Valuation using models where variables not obtained from observable market information are used.

Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Treasury Bills (Letes), together with a minor share in Argentine Government Bonds and Corporate Bonds. Likewise, financial derivatives are classified at fair value, which includes foreign currency forward transactions and interest rate swaps with settlement at maturity. There are no Level 3 financial assets.

b)	Transfers between hierarchy levels

b.1) Transfers from Level 1 to Level 2

The following instruments measured at fair value were transferred from Level 1 to Level 2 of the fair value hierarchy:

	December 31, 2018	December 31, 2017
Argentine Bond in Pesos due 2038	1,615	-

The transfer is due to the fact that the bond was not traded in the market the number of days necessary to be considered Level 1.

No transfers have occurred from Level 1 to Level 2 as of December 31, 2017.

b.2) Transfers from Level 2 to Level 1

No transfers have occurred from Level 2 to Level 1 as of December 31, 2018 and 2017.

b.3) Valuation techniques for Levels 2 and 3

The determination of fair value prices set forth by the bank for fixed income consists of considering reference market prices for active markets MAE (“Mercado Abierto Electrónico”) and BYMA (“Bolsas y Mercados Argentinos”). If there are no quotings for the last 10 business days, a theoretical assessment is made.

The valuation allocated to financial assets that were not listed in the last 10 business days is determined by considering the latest quoted market price, plus interest accrued until the valuation date or technical value, whichever is more representative.

The theoretical assessment carried out for swaps and non-delivery forwards consists in discounting the future flows of the investment applying the interest rate as per the proper spot rates curve.

The estimate of future cash flows for swaps is made considering the spot rates in pesos and the BADLAR rate curve as input. In the case of non-delivery forwards, future cash flows are estimated considering the fair values of Rofex futures as inputs.

For Level 2 Calculations, input data observable in the market is required: the last quoted market price (MAE or BYMA), the terms of the bond issue as detailed in the respective offering memorandum or, in the particular case of BADLAR-adjustable bonds, the terms published in the BCRA's web site, the spot discount curve.

b.4) Reconciliation of opening and closing balances of Level 3 assets and liabilities at fair value

No Level 3 fair value balances exist.

c)	Fair value of Assets and Liabilities not measured at fair value

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoting value in an active market.

-	Assets and liabilities with fair value similar to their accounting balance

For financial assets and financial liabilities maturing in less than one year, it is considered that the accounting balance is similar to fair value. This assumption also applies for demand deposits, because a significant portion thereof (more than 99% considering contractual terms) have a residual maturity of less than one year.

-	Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics.

-	Variable rate financial instruments

For financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2018 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value

Financial assets

Cash and cash equivalents	99,105,461	(1)	-	-
Reverse repurchase agreements	12,719,131	(1)	-	-
Other financial assets	9,237,235	(1)	-	-
Loans and advances	181,584,755	176,801,211	-	176,801,211
Financial assets pledged as collateral	3,625,263	(1)	-	-

Financial liabilities

Deposits	259,509,061	256,910,027	-	256,910,027
Repurchase agreements	14,321	(1)	-	-
Other financial liabilities	28,189,392	(1)	-	-
Bank loans	5,527,525	(1)	-	-
Debt securities issued	2,473,690	2,412,051	-	2,412,051

(1)	The Bank does not report the fair value as it considers it to be similar to its accounting value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2017 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value

Financial assets
Cash and cash equivalents	56,453,684	(1)	-	-
Reverse repurchase agreements	9,345,877	(1)	-	-
Other financial assets	3,414,951	(1)	-	-
Loans and advances	189,015,258	229,463,444	-	229,463,444
Financial assets pledged as collateral	3,626,742	(1)	-	-

Financial liabilities

Deposits	227,277,754	226,964,133	-	226,964,133
Repurchase agreements	421,395	(1)	-	-
Other financial liabilities	20,673,857	(1)	-	-
Bank loans	1,020,668	(1)	-	-
Debt securities issued	3,030,411	3,034,840	-	3,034,840

(1) The Bank does not report the fair value as it considers it to be similar to its accounting value.

The fair value hierarchy of assets and liabilities not measured at fair value as of January 1, 2017 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value

Financial assets

Cash and cash equivalents	88,746,425	(1)	-	-
Reverse repurchase agreements	107,461	(1)	-	-
Other financial assets	1,234,350	(1)	-	-
Loans and advances	146,023,786	141,010,700	-	141,010,700
Financial assets pledged as collateral	3,751,799	(1)	-	-

Financial liabilities

Deposits	211,175,430	210,424,310	-	210,424,310
Repurchase agreements	249,000	(1)	-	-
Other financial liabilities	14,345,272	(1)	-	-
Bank loans	1,299,147	(1)	-	-
Debt securities issued	3,291,323	3,313,382	-	3,313,382

(1) The Bank does not report the fair value as it considers it to be similar to its accounting value.

42.	Segment reporting

Basis for segmentation

The Bank identified the operating segments based on the management information reviewed by the chief operating decision maker:

-	As of December 31, 2018, the Bank has determined that it has only one reporting segment related to banking activities; and

-	As of December 31, 2017 and January 1, 2017, the information presented to the chief operating decision maker was prepared based on the following operating segments: (i) BBVA Banco Francés S.A. (banking), and (ii) Volkswagen Financial Services Compañía Financiera S.A. (financial services), each considered by the Bank as a single reportable segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

As a consequence of the Bank loss of control in Volkswagen Financial Services Compañía Financiera S.A., it was no longer considered a separate segment as of December 31, 2018.

Reportable segments are strategic business units offering different products and services. They are managed separately because each segment is aimed at different markets and consequently requires different commercialization technologies and strategies.

During 2017, the Bank updated its internal business segment information adding the analysis of loans and deposits per lines of business (corporate banking, small and medium enterprises and retail).

Most of the Bank’s operations, property and customers are located in Argentina. No customer has generated 10% or more of the Bank’s total income.

The following tables present information regarding business segments:

BBVA Banco Francés S.A. (bank) (1)	Total as of December 31, 2018

Financial assets at amortized cost - Loans and advances	181,584,755
Corporate banking	52,196,585
Small and medium companies	52,444,965
Retail	76,943,205

Other assets	179,957,694
TOTAL ASSETS	361,542,449

Financial liabilities at amortized cost – Deposits	259,509,061
Corporate banking	29,668,066
Small and medium companies	49,240,049
Retail	180,600,946

Other liabilities	56,491,247
TOTAL LIABILITIES	316,000,308

	BBVA Banco Francés S.A. (bank) (1)	VWFS (financial services)	Total as of December 31, 2017

Financial assets at amortized cost - Loans and advances	182,103,050	6,912,208	189,015,258
Corporate banking	45,101,039	-	45,101,039
Small and medium companies	60,485,186	2,968,823	63,454,009
Retail	76,516,825	3,943,385	80,460,210

Other assets	129,564,626	203,208	129,767,834
TOTAL ASSETS	311,667,676	7,115,416	318,783,092

Financial liabilities at amortized cost - Deposits	227,277,754	-	227,277,754
Corporate banking	19,489,209	-	19,489,209
Small and medium companies	46,547,108	-	46,547,108
Retail	161,241,437	-	161,241,437

Other liabilities	41,360,393	628,290	41,988,683
TOTAL LIABILITIES	268,638,147	628,290	269,266,437

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

	BBVA Banco Francés S.A. (bank) (1)	VWFS (financial services)	Total as of January 1, 2017
Financial assets at amortized cost - Loans and advances	143,102,464	2,921,322	146,023,786
Other assets	139,197,347	355,095	139,552,442
TOTAL ASSETS	282,299,811	3,276,417	285,576,228

Financial liabilities at amortized cost - Deposits	211,175,430	-	211,175,430
Other liabilities	35,405,968	473,096	35,879,064
TOTAL LIABILITIES	246,581,398	473,096	247,054,494

The information by segment showed in the following table includes Volkswagen Financial Services Compañía Financiera S.A. up to the date of loss of control (see Note 43).

	BBVA Banco Francés S.A. (bank) (1)	VWFS (financial services)	Total as of December 31, 2018

Net interest income	29,846,394	1,887,939	31,734,333
Net fee and commission income	7,099,610	(26,417)	7,073,193
Gains (losses) on financial assets and liabilities at fair value through profit or loss, net	115,843	-	115,843
Gains (losses) on derecognition of financial assets not measured at fair value through profit or loss	(136,740)	-	(136,740)
Exchange differences, net	6,483,514	5,512	6,489,026
Other operating income	2,104,700	2,277	2,106,977
TOTAL OPERATING INCOME BEFORE FINANCIAL ASSETS IMPAIRMENT LOSS	45,513,321	1,869,311	47,382,632

Impairment of financial assets	(3,807,779)	(26,257)	(3,834,036)
SUBTOTAL	41,705,542	1,843,054	43,548,596

Total operating expenses	(29,091,845)	(353,373)	(29,445,218)
Share of profit of equity accounted investees	317,523	-	317,523
PROFIT BEFORE TAX	12,931,220	1,489,681	14,420,901
Income tax expense	(4,196,023)	(140,347)	(4,336,370)
Loss on net monetary position	(11,316,187)	(338,047)	(11,654,234)
(LOSS) PROFIT FOR THE YEAR	(2,580,990)	1,011,287	(1,569,703)
Attributable to:
Shareholders of the Controlling Entity			(1,489,732)
Non-controlling interest			(79,971)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

	BBVA Banco Francés S.A. (bank) (1)	VWFS (financial services)	Total as of December 31, 2017

Net interest income	22,295,327	1,459,536	23,754,863
Net fee and commission income	5,925,477	(35,544)	5,889,933
Gains (losses) on financial assets and liabilities at fair value through profit or loss, net	4,361,298	-	4,361,298
Gains (losses) on derecognition of financial assets not measured at fair value through profit or loss	11,983	-	11,983
Exchange differences, net	3,377,003	175	3,377,178
Other operating income	1,942,635	543	1,943,178
TOTAL OPERATING INCOME BEFORE FINANCIAL ASSETS IMPAIRMENT LOSS	37,913,723	1,424,710	39,338,433

Impairment of financial assets	(2,471,956)	(55,866)	(2,527,822)
SUBTOTAL	35,441,767	1,368,844	36,810,611

Total operating expenses	(28,075,884)	(331,258)	(28,407,142)
Share of profit of equity accounted investees	338,313	-	338,313
PROFIT BEFORE TAX	7,704,196	1,037,586	8,741,782
Income tax expense	(651,974)	(70,518)	(722,492)
Loss on net monetary position	(5,955,743)	(204,036)	(6,159,779)
PROFIT FOR THE YEAR	1,096,479	763,032	1,859,511

Attributable to:
Shareholders of the Controlling Entity			1,903,820
Non-controlling interest			(44,309)

(1)	Includes BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, BBVA Francés Valores S.A. and Consolidar A.F.J.P. (undergoing liquidation proceedings).

43.	Subsidiaries

Below is the information on the Bank's subsidiaries:

Name	Registered Office (country)	Ownership interest as of
		December 31, 2018	December 31, 2017	January 1, 2017
BBVA Francés Valores S.A.	Argentina	96.9953%	96.9953%	96.9953%
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Argentina	53.8892%	53.8892%	53.8892%
Volkswagen Financial Services Compañía Financiera S.A.	Argentina	(2)	51.0000%	51.0000%
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Argentina	95.0000%	95.0000%	95.0000%

(1)	The Bank owns a direct 95% interest in the Company's capital stock and an indirect 4.8498% interest through BBVA Francés Valores S.A.

(2)	On September 25, 2018, the Bank deconsolidated Volkswagen Financial Services Compañía Financiera S.A. as a result of the loss of control due to the termination of the two-year term committed by the Bank to provide financing to the company if it would fail to diversify its sources of funding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

-	BBVA Francés Valores S.A.: corporation incorporated under the laws of Argentina as a comprehensive clearing and settlement agent;

-	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: corporation incorporated under the laws of Argentina as an agent for the management of investment products;

-	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings): corporation incorporated under the laws of Argentina undergoing liquidation proceedings;

-	Volkswagen Financial Services Compañía Financiera S.A. (“VWFS”): A financial company incorporated under the laws of Argentina. On September 25, 2018, BBVA Francés lost control over the company due to the termination of the two-year term committed by the Bank to provide financing to the company if it would fail to diversify its sources of funding. According to IAS 28, VWFS qualifies as an associate and, as such, it has been deconsolidated effective since the date of loss of control.

44.	Related parties

a)	Parent

The Bank's direct controlling entity is Banco Bilbao Vizcaya Argentaria, S.A.

b)	Key Management personnel

Key management personnel are those having the authority and responsibility for planning, managing and controlling the Bank’s activities, whether directly or indirectly.

Based on that definition, the Bank considers the members of the Board of Directors as key personnel.

b.1) Remuneration of key management personnel

The key personnel of the Board of Directors received the following compensations:

	December 31, 2018	December 31, 2017
Fees	18,388	8,841
Total	18,388	8,841

b.2) Balances and results arising from transactions with key management personnel

	Balances as of			Results
	December 31, 2018	December 31, 2017	January 1, 2017	December 31, 2018	December 31, 2017

Loans
Credit cards	2,907	3,595	3,514	984	678
Overdrafts	19	30	-	10	15
Consumer loans	-	15	-	-	10
Mortgage loans	1,316	2,017	-	289	275
Financial leases	-	-	158	-	1
Deposits
Checking account	8	18	6	-	-
Savings account	30,306	15,602	8,312	120	75
Time deposits	-	-	11,619	41	25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

Loans are granted on an arm’s length basis. All loans to related parties were classified in Stage 1.

b.3) Balances and results arising from transactions with related parties (except key management personnel)

	Balances as of			Results
Parent	December 31, 2018	December 31, 2017	January 1, 2017	December 31, 2018	December 31, 2017
Cash and other demand deposits	259,503	628,607	451,589	-	-
Derivatives (Assets)	23,177	-	-	-	-
Other financial assets	310,034	-	-	-	-
Trading liabilities	315,396	-	-	-	-
Other liabilities	51,296	80,763	209,990	111,858	63,529
Derivatives (Liabilities)	51,198	-	-	100,273	-
Securities in custody	56,994,610	92,071,713	69,037,964	-	-
Derivative instruments (Notional amount)	5,172,413	-	-	-	-
Securities granted	593,593	437,626	232,689	2,182	1,278
Guarantees received	717,641	4,598	4,680	-	-

	Balances as of			Results
Associates	December 31, 2018	December 31, 2017	January 1, 2017	December 31, 2018	December 31, 2017
Cash and other demand deposits	70	112	15	-	-
Loans and advances	5,723,637	3,052,595	2,148,283	1,675,337	710,579
Debt securities at fair value through profit or loss	50,398	6,170	10,777	40,713	-
Derivatives (Assets)	-	1,097	5,699	-	1,223
Other financial assets	161,622	-	-	-	-
Deposits	149,338	53,899	47,875	35,992	160
Trading liabilities	223,833	-	-	-	-
Other financial liabilities	37,390	-	-	-	-
Other liabilities	-	4,612	750	4,320	7,106
Financing received	-	121,328	-	6,509	2,308
Derivatives (Liabilities)	381,998	17,756	1,061	758,798	3,574
Debt securities issued	115,263	140,816	54,794	40,312	7,573
Other operating income	-	-	-	18,270	10,184
Interest rate swaps (Notional amount)	2,364,460	4,004,089	2,003,368	-	-
Securities in custody	506,076	329,951	701,679	481	-
Guarantees received	284	-	-	-	-
Sureties granted	23,864	8,462	-	288	323

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

Transactions have been agreed upon on an arm’s length basis. All loans to related parties were classified in Stage 1.

45.	Leases

a)	The Bank is the lessor in the following lease contracts:

a.1) Financial leases

The Bank entered into financial lease contracts related to real estate, vehicles, machinery and equipment.

The following table shows the total gross investment of financial leases and the present value of minimum payments to be received thereunder (recognized under Loans and advances to customers caption):

	December 31, 2018		December 31, 2017		January 1, 2017
	Total investment	Present value of minimum lease payments	Total investment	Present value of minimum lease payments	Total investment	Present value of minimum lease payments
Term

Up to 1 year	977,272	972,981	1,577,462	1,318,636	1,813,110	1,526,497
From 1 to 5 years	1,414,800	1,404,766	2,464,558	2,071,652	2,593,971	2,148,635
More than 5 years	-	-	-	-	53	46
TOTAL	2,392,072	2,377,747	4,042,020	3,390,288	4,407,134	3,675,178

Principal		2,343,180		3,371,602		3,629,768
Interest accrued		34,567		18,686		45,410
TOTAL		2,377,747		3,390,288		3,675,178

As of December 31, 2018, 2017 and January 1, 2017, non-accrued interest amount to 14,325, 651,732 and 731,956, respectively, and accumulated allowances for loan losses amount to 41,622, 89,575 and 67,076, respectively.

a.2) Operating Leases

The Bank acts as a lessor for its investment properties. The average terms of those leases not subject to cancellation are from three to five years. All leases include a clause providing for an annual update of leases, taking into consideration market conditions.

Minimum future payments for operating lease contracts not subject to cancellation are as follows:

	December 31, 2018	December 31, 2017	January 1, 2017

Up to 1 year	23,991	-	-
From 1 to 5 years	184,222	76,850	98,787
TOTAL	208,213	76,850	98,787

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

b)	Bank acting as lessee

b.1) Operating Leases

The Bank leases branches under operating lease contracts. Leases are typically for a term of 5 years, with the option to renew after that date. Payments for leases are increased annually to reflect the market conditions.

Below are the minimum future payments of leases under operating lease contracts not subject to cancellation as of December 31, 2018, 2017 and January 1, 2017:

	December 31, 2018	December 31, 2017	January 1, 2017

Up to 1 year	46,977	59,954	138,759
From 1 to 5 years	1,460,593	1,139,174	1,710,356
More than 5 years	1,249,534	707,320	958,531
TOTAL	2,757,104	1,906,448	2,807,646

The amount of operating lease expenses recognized in results was 939,607 and 771,473 as of December 31, 2018 and 2017, respectively.

46.	Restricted assets

As of December 31, 2018, December 31, 2017 and January 1, 2017, the Bank has the following restricted assets:

-	The Bank applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 79,285 and Treasury Bonds in US dollars maturing on May 10, 2019 in the amount of 56,145 as of December 31, 2018, Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 60,694 as of December 31, 2017, and Secured Bonds maturing in 2020 in the amount of 77,382 as of January 1, 2017, as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).

-	The Bank applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 11,561 as of December 31, 2017, and Secured Bonds maturing in 2020 in the amount of 84,236 as of January 1, 2017, as guarantee for funding granted by the Bicentennial Fund.

-	Also, the Bank has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 4,703,064, 4,799,167 and 4,024,491, as of December 31, 2018, 2017 and January 1, 2017, respectively.

-	The Bank applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 420,002 as of January 1, 2017, as security for its role in the custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime and custody of Registered Bills.

-	BBVA Francés Valores S.A. has shares in Mercado de Valores de Buenos Aires S.A. (VALO) in the amounts of 24,722 and 52,292, and BYMA, in the amounts of 94,600 and 125,499 as of December 31, 2018 and 2017, respectively. Those shares are subject to a lien over credit rights in favor of “Crédito and Caución Compañía de Seguros S.A.” under the insurance contract signed by the company issuing such shares, to secure noncompliance with the company's obligations.

-	That company registered the shares in Mercado de Valores de Buenos Aires S.A. (MERVAL), in the amount of 122,345 as of January 1, 2017. These shares were subject to a lien over credit rights in favor of “CHUBB Argentina de Seguros S.A.” under the insurance contract executed by the company issuing those shares, to secure noncompliance with the company's obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

47.	Deposits guarantee regime

The Bank is included in the Deposits Guarantee Fund Insurance System of Law No. 24,485, Regulatory Decrees No. 540/95, No. 1292/96, No. 1127/98 and No. 30/18 and Communication “A” 5943 issued by the BCRA

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the purpose of managing the Deposits Guarantee Fund (DGF), the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the DGF.

In August 1995 that company was incorporated, and the Bank has a 10.038% share of the corporate stock.

The Deposits Guarantee Insurance System, which is limited, mandatory and for valuable consideration, has been created for the purpose of covering bank deposit risks as a supplement of the deposits privileges and protection system set forth by the Law on Financial Institutions.

The guarantee covers the refund of the principal paid plus interest accrued up to the date of revocation of the authorization to operate or until the date of suspension of the Bank by application of Section 49 of the Articles of Organization of the BCRA, if this measure had been adopted previously, without exceeding the amount of four hundred and fifty thousand pesos. For transactions in the name of two or more people, the guarantee shall be distributed on a pro-rata basis among them. In no case shall the total guarantee per person exceed the aforementioned amount, regardless of the number of accounts and/or deposits.

In addition, it is set forth that financial institutions shall make a monthly contribution to the DGF an amount equivalent to 0.015% of the monthly average of daily balances of the items listed in the related regulations.

As of December 31, 2018 and 2017 the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 394,431 and 348,836, respectively.

On February 28, 2019, BCRA issued Communication “A” 6654 setting forth an increase in the guarantee from pesos four hundred and fifty thousand to pesos one million, effective March 1, 2019.

48.	Minimum cash and minimum capital

48.1.	Minimum cash

The BCRA establishes different cautious regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	December 31, 2018	December 31, 2017	January 1, 2017

Balances at the BCRA
BCRA – current account - not restricted	82,119,608	41,507,590	57,576,161
BCRA – special guarantee accounts – restricted	1,238,252	1,443,333	1,685,174

	83,357,860	42,950,923	59,261,335

Argentine Treasury Bonds in pesos at fixed rate due November 2020	6,936,000	-	-
Liquidity Bills – BCRA	20,202,428	-	-

TOTAL	110,496,288	42,950,923	59,261,335

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

48.2.	Minimum capital

Minimum capital requirements are determined on the basis of the implicit risks to which the bank is exposed (credit risk, market risk and operational risk). The minimum capital will be the higher of the minimum capital fixed by BCRA and the capital requirements for credit risk, market risk — requirement for daily positions in eligible instruments — and operational risk. These requirements must be complied with on both an individual and a consolidated basis.

For the purposes of calculating capital requirements, there is recognition of certain risk mitigation techniques such as collateralization, personal guarantees and credit derivatives, provided that certain criteria are met financial institutions may opt for either the simple approach (or risk weighting substitution) or for the comprehensive approach, which allows reducing the exposure amount up to the value ascribed to the collateral. Off-balance sheet transactions (including loan commitments) must be converted into credit exposure equivalents through the use of credit conversion factors (CCF). The higher the chance of financing an off-balance sheet transaction, the higher the conversion factor will be. Then, the credit exposure equivalent is weighted based on counterparty risk.

Minimum capital must be, at least, the greater of:

▪ Minimum basic capital, and

▪ The sum of minimum capital required for credit risk, market risk and operational risk.

Differential requirements were established for banks and other financial institutions, mainly based on the area where their head offices are located, in order to benefit those areas with smaller banking coverage according to BCRA criteria, which now enjoy less stringent requirements with respect to minimum basic capital.

Minimum capital requirement for credit risk will be determined as the sum of:

a) 8% of the sum of credit-risk-weighted asset transactions without delivery against payment;

b) failed delivery-against-payment transactions; and

c) requirement for counterpart credit risk in transactions with over-the-counter derivatives.

The sum of (a), (b) and (c) is multiplied by a coefficient which varies from 1 to 1.19 based on the rating the Bank is granted by BCRA.

Minimum Capital Requirement for Market Risk: BCRA imposes additional minimum capital requirements in relation to market risk associated with positions held by financial institutions in "local assets", "foreign assets", "foreign currency" and "gold", including derivatives bought or sold on such positions.

The positions under consideration must be separated according to the currency of issue of each instrument, regardless of the issuer's residence. In the cases of assets expressed in foreign currency, the Bank must consider the risk for two positions: that which corresponds to the assets and the position in foreign currency, the relevant capital requirement being determined on the basis of the latter. The value of all positions will be expressed in pesos by using the reference exchange rate published by the BCRA for the U.S. dollar, after application of the swap rate corresponding to the other currencies.

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

Any defects of application derived from the requirement of additional capital will not make the financial institution fall into noncompliance with the Minimum Capital Regulations, even if they will not be allowed to distribute cash dividends and pay fees, ownership interest or bonuses originated in the bank's distribution of results.

The breakdown of minimum capital is detailed below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

Minimum capital requirements	December 31, 2018	December 31, 2017

Credit risk	18,087,597	18,790,435
Operational risk	3,594,744	3,776,621
Market risk	92,786	545,113

Paid-in	36,274,163	40,321,634
Surplus	14,499,036	17,209,465

49.	Investment funds

As of December 31, 2018, 2017 and January 1, 2017, the Bank holds in custody, as Custodian Agent of Investment Funds managed by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, term deposit certificates, shares, corporate bonds, government securities, mutual investments, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRs, Buenos Aires Province Government Bills and repos in the amounts of 17,026,024, 31,533,051 and 16,665,210, which are part of the Funds’ portfolio and are recorded in debit accounts “Control – Others”.

Investment Funds equities are as follows:

	EQUITY AS OF

INVESTMENT FUNDS	December 31, 2018	December 31, 2017	January 1, 2017

FBA Renta Pesos	15,883,270	7,330,714	4,808,996
FBA Ahorro Pesos	6,302,409	22,453,715	20,765,298
FBA Bonos Argentina	4,011,931	8,271,505	5,146,478
FBA Renta Fija Dólar	3,747,771	5,273,063	-
FBA Renta Fija Dólar Plus	1,582,891	5,361,984	-
FBA Horizonte	1,309,573	468,276	465,064
FBA Calificado	381,258	911,912	725,427
FBA Acciones Argentinas	371,680	908,803	65,584
FBA Acciones Latinoamericanas	363,493	286,236	186,835
FBA Renta Fija Plus (ex FBA Commodities)	219,981	350,968	-
FBA Horizonte Plus	94,620	116,599	-
FBA Renta Mixta	83,995	483,948	16,684
FBA Retorno Total II	65,690	50,973	-
FBA Retorno Total I	57,549	13,442	-
FBA Bonos Latam	36,718	48,045	-
FBA Bonos Globales	34,199	10,095	520
FBA Bonos Pesos Plus	15,974	17,561	18,578
FBA Renta Pública I	1,060	-	-
FBA Renta Fija Local	1,060	-	-
FBA Brasil I	1,059	-	-
FBA Renta Pública II	377	-	-
TOTAL	34,566,558	52,357,839	32,199,464

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of Argentine pesos)

The subsidiary BBVA Francés Asset Management S.A. acts as investment funds manager, authorized by the CNV, which registered that company as investment funds management agent under No. 3 under Provision 2002 issued by the CNV on August 7, 2014.

50.	Subsequent events

1)	During November 2017, the Board of Directors agreed to a plan to sell its ownership interest in Prisma Medios de Pago S.A., and therefore the accounting balance of that ownership interest is presented as “Assets held for sale”, for an amount of 433,597 and 289,945 as of December 31, 2018 and 2017, respectively. The sale of 51% of the Bank’s shareholding in such Company was completed on February 1, 2019.

That day was completed the transfer of 2,344,064 common book-entry shares with a par value of Ps. 1 each and one vote per share, owned by the Bank in Prisma Medios de Pago S.A. in favor of AI ZENITH (Netherlands) B.V. (company associated with Advent International Global Private Equity), equivalent to 51% of the Bank's shareholding in the company.

According to the offer for the sale of the referred actions carried out by AI ZENITH (Netherlands) B.V., and accepted by the Bank, the estimated total price adjusted at the Closing date is USD 78,265, of which the Bank received on February 1, 2019 USD 46,457 and the payment of difference that is the amount of USD 31,808 will be deferred during the next 5 (five) years. It will be paid (i) 30% of said amount in Pesos at a UVA rate plus 15% nominal annual and (ii) 70% in USD at a nominal annual rate of 10%.

The final price of the shares will be determined according to the mechanisms established in the Offer within a period of up to 60 days from closing, if it does not merit comments from the buyer.