Form 20-F/A
period 2018-12-31
BBVA BANCO FRANCES SA
filed 2019-05-30
CIK 913059

As filed with the Securities and Exchange Commission on May 30, 2019

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Ciudad Autónoma de Buenos Aires, Republic of Argentina

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing the right to receive three ordinary shares, par value Ps.1.00 per share	BFR	New York Stock Exchange
Ordinary shares, par value Ps.1.00 per share		New York Stock Exchange*

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) to the Bank’s annual report on Form 20-F for the year ended December 31, 2018 (the “2018 Form 20-F”) is being filed solely for the purpose of (i) revising Item 15, including to provide an amended attestation report of KPMG on the Bank´s internal control over financial reporting as of December 31, 2018; (ii) providing an amended opinion of KPMG on the Consolidated Financial Statements to align the date thereof with KPMG’s amended attestation report on the Bank’s internal control over financial reporting as of December 31, 2018; (iii) providing an amended consent of KPMG on Exhibit 15.1; and (iv) providing the interactive data file as Exhibit 101, which was previously omitted from the 2018 Form 20-F in accordance with the 30-day grace period for initial interactive data files provided under Rule 405(a)(2)(ii) of Regulation S-T.

Other than as expressly set forth above, the Bank has not modified or updated any other disclosures and has made no other changes to the items or sections in the Bank’s 2018 Form 20-F. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the Bank’s 2018 Form 20-F or reflect any events that have occurred after the 2018 Form 20-F was filed on May 10, 2019. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to May 10, 2019. Accordingly, this Amendment No. 1 and Exhibit 15.1 hereto should be read in conjunction with the 2018 Form 20-F.

i

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

In light of the material weaknesses in internal control over financial reporting, management completed certain additional procedures and analysis to validate the accuracy and completeness of the items impacted by the control deficiencies. Notwithstanding the material weaknesses, based on additional analyses and other procedures performed, management concluded that the financial statements included in this report present fairly in all material respects our financial position, results of operations and cash flows for the periods presented, in conformity with IFRS-IASB.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

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

Based on the assessment, we identified the following deficiencies in our internal control over financial reporting as of December 31, 2018:

1.	Ineffective design and implementation and timely operation of certain process-level controls over the determination of the allowance for loan losses in accordance with International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”).

2.	Ineffective design of certain controls over the completeness and accuracy of certain financial statement disclosures required under IFRS-IASB, specifically:

•	IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

•	IFRS 9.

•	International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”).

These control deficiencies were due to ineffective risk assessment and monitoring activities over the Bank’s plan to adopt IFRS 9 and the preparation of financial statement disclosures required under IFRS 7, IFRS 9, and IAS 29 and an insufficient number of appropriately trained personnel regarding the disclosure requirements of IFRS 7, IFRS 9, and IAS 29.

Some of these control deficiencies resulted in immaterial misstatements in the preliminary consolidated financial statements that were corrected prior to the issuance of the consolidated financial statements. These control deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis, and therefore we concluded that the deficiencies represent material weaknesses in our internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2018.

Our independent registered public accounting firm, KPMG, who audited the consolidated financial statements included in this annual report, has expressed an adverse opinion on the operating effectiveness of our internal control over financial reporting. KPMG's report appears on page 176 of this annual report.

Remediation Status of Reported Material Weaknesses

The material weaknesses described above arose in the context of the Bank’s preparation of its consolidated annual financial statements for inclusion in its annual report on Form 20-F for the year ended December 31, 2018 in accordance with IFRS-IASB for the first time this year. The Consolidated Financial Statements differ significantly from the Bank’s consolidated financial statements prepared to comply with the requirements of the Central Bank, which were prepared in accordance with IFRS-IASB with temporary exceptions from the application of the impairment model in Section 5.5 - Impairment of IFRS 9 and IAS 29. Both of these temporary exceptions will no longer apply in respect of fiscal years beginning on or after January 1, 2020.

In the case of the impairment model in Section 5.5 - Impairment of IFRS 9, the Bank is working under a convergence plan established by the Central Bank. The Bank prepared and delivered to the Central Bank a qualitative description of the model in December 2018, and an initial calculation in March 2019, which in turn will be updated on a quarterly basis. In addition, in 2019, the Bank is currently developing a plan to comply with IAS 29 for its statutory financial statements on a regular basis, consisting of new processes and controls to ensure the proper preparation and reporting of the hyperinflation adjustment.

To address the material weaknesses identified above, and building on and enhancing the remediation program undertaken in 2018, the Bank is in the process of implementing a program based on the following:

-	strengthening the knowledge and training of personnel involved in the financial reporting process, regarding the requirements of IFRS-IASB, specifically IFRS 9, IFRS 7 and IAS 29;

-	performing a comprehensive risk assessment process, with a particular focus on the Bank’s determination of its allowance for loan losses to ensure that all critical risks are identified and assessed and appropriate controls are established to address those risks;

-	implementing a more comprehensive monitoring plan over the determination of the allowance for loan losses with a specific focus on data and assumptions used to measure the allowance to ensure accuracy in the financial reporting process and an effective execution of the Bank’s risk strategy; and

-	strengthening process-level controls to ensure the completeness and accuracy of the required disclosures in the consolidated financial statements regarding IFRS 7, IFRS 9, and IAS 29.

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

Changes in Internal Control Over Financial Reporting

The Bank has prepared the Consolidated Financial Statements included herein in accordance with IFRS-IASB, whereas it previously presented in its annual reports on Form 20-F consolidated financial statements prepared under BCRA-GAAP with a U.S. GAAP reconciliation. The Bank revised certain of its existing controls and established additional controls to effect this change in the basis of accounting.

Except for the changes in controls and the material weaknesses described above, there have been no other changes in the Bank’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) in the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation Status of Previously Reported Material Weaknesses

In the Bank’s annual report on Form 20-F for the year ended December 31, 2017 the Bank reported certain material weaknesses in its internal control over financial reporting as of December 31, 2017:

•	Preparation and review of the Bank´s disclosures under U.S. GAAP as required by Item 18 of Form 20-F.

•	Preparation and review of the Consolidated Statement of Cash Flows in accordance with BCRA GAAP and U.S. GAAP requirements.

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

As a result of the change in the basis of presentation of the consolidated financial statements from BCRA-GAAP with a U.S. GAAP reconciliation to IFRS-IASB, management concluded that these material weaknesses are no longer applicable to our financial reporting.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

BBVA Banco Francés S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited BBVA Banco Francés S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018, December 31, 2017 and January 1, 2017, and the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2018 and 2017, and the related notes (collectively, the consolidated financial statements), and our report dated May 10, 2019, except for the revision to the description of the material weaknesses in internal control over financial reporting as to which the date is May 30, 2019, expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses have been identified and included in management’s assessment related to ineffective design and implementation and timely operation of certain process-level controls over the determination of the allowance for loan losses in accordance with International Financial Reporting Standard 9, Financial Instruments (IFRS 9) and ineffective design of certain controls over the completeness and accuracy of certain financial statement disclosures required under International Financial Reporting Standards as issued by the International Accounting Standards Board, specifically IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 9, and IAS 29, Financial Reporting in Hyperinflationary Economies (IAS 29). These material weaknesses were due to ineffective risk assessment and monitoring activities over the Company’s plan to adopt IFRS 9 and the preparation of financial statement disclosures required under IFRS 7, IFRS 9, and IAS 29 and an insufficient number of appropriately trained personnel regarding the disclosure requirements of IFRS 7, IFRS 9, and IAS 29. The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2018 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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

Disclaimer on Additional Information in Management’s Report

We do not express an opinion or any other form of assurance on management’s statements referring to remediation plans, or results thereof, taken relative to the material weaknesses in the Company’s internal control over financial reporting.

/s/ KPMG

Buenos Aires, Argentina

May 10, 2019, except for the revision to the description of the material weaknesses in internal control over financial reporting as to which the date is May 30, 2019

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of the financial statements filed as a part of this annual report.

ITEM 19. EXHIBITS

▪	Index to Consolidated Financial Statements:

▪	Index to Exhibits:

Exhibit Number	Description
1.1	Amended and Restated By-Laws (Estatutos) of BBVA Francés (*)

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of BBVA Francés (*)

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Certification by CEO and CFO pursuant to Section 1350, as adapted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002

15.1	Consent of KPMG

101	Interactive Data File

(*) Incorporated by reference to BBVA Francés’ annual report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 10, 2015

 We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of BBVA Francés.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

BBVA BANCO FRANCÉS S.A.

By:	/s/ Ernesto R. Gallardo Jiménez
Name: Ernesto R. Gallardo Jiménez
Title: Chief Financial Officer

Date: May 30, 2019

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 10, 2019, except for the revision to the description of the material weaknesses in internal control over financial reporting as to which the date is May 30, 2019, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

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

/s/ KPMG

Buenos Aires, Argentina
May 10, 2019, except for the revision to the description of the material weaknesses in internal control over financial reporting as to which the date is May 30, 2019

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