Form 20-F
period 2019-12-31
Banco BBVA Argentina S.A.
filed 2020-04-27
CIK 913059

As filed with the Securities and Exchange Commission on April 27, 2020

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-12568

BANCO BBVA ARGENTINA S.A.

(Exact name of Registrant as specified in its charter)

BBVA ARGENTINE BANK

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

Title of class	Number of shares outstanding
Ordinary Shares, par value Ps.1.00 per share	612,710,079

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards by the International Accounting Standards Board as issued	☒	Other ☐

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

•	effects of the COVID-19 pandemic;

•	changes in exchange rates or capital markets in general that may affect policies towards or lending to Argentina or Argentine companies;

•	increased costs and decreased income related to macroeconomic variables such as exchange rates and the Consumer Price Index in Argentina (“CPI”);

•	unanticipated increases in financing and other costs or the inability to obtain additional debt, equity or wholesale financing on attractive terms or at all; and

•	the factors discussed under “Item 3. Key Information—D. Risk Factors”.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Banco BBVA Argentina S.A. (“BBVA Argentina” or the “Bank”), formerly BBVA Banco Francés S.A., undertakes no obligation to update or revise these forward-looking statements or to publicly release the results of any revisions to these forward-looking statements. The accompanying information in this annual report, including, without limitation, the information under “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” identifies important factors that could cause material differences between any forward-looking statements and actual results.

PRESENTATION OF FINANCIAL INFORMATION

General

The Bank’s audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 (the “Consolidated Financial Statements”) are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

All 2019, 2018 and 2017 data included in this report have been prepared in accordance with IFRS-IASB for the sole purpose of filing this annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).

The statutory consolidated annual financial statements that the Bank prepares to comply with the requirements of the Argentine Central Bank (the “Central Bank” or “BCRA”) are prepared pursuant to the reporting framework established by the Central Bank requiring supervised entities to submit financial statements prepared pursuant to IFRS-IASB, (i) with temporary exceptions from the application of (A) the impairment model in Section 5.5 Impairment of IFRS 9 Financial Instrument and (B) IAS 29 Financial Reporting in Hyperinflationary Economies, both of which are applicable under the Central Bank’s rules for the fiscal years beginning on or after January 1, 2020; and (ii) in accordance with (A) the standards prescribed by Memorandum No. 6/2017 Financial Reporting Framework Established by the BCRA issued on May 29, 2017 regarding the treatment to be applied to uncertain tax positions and (B) the instructions provided in Memorandum No. 7/2019 issued by the BCRA dated April 29, 2019, which set forth the accounting treatment to be applied to the remaining investment held by the Bank in Prisma Medios de Pago S.A. Because of such differences, our statutory consolidated annual financial statements for the fiscal year ended December 31, 2019 are not comparable with the Consolidated Financial Statements included herein. In addition, beyond those mentioned above, we will continue to have differences during the year 2020 between our statutory consolidated financial statements and the financial statements required by IFRS-IASB. We do not intend to report in accordance with IFRS-IASB on an interim basis during 2020. Consequently, our interim financial information for 2020 will not be comparable with the Consolidated Financial Statements and other information contained in this annual report on Form 20-F. We refer in this annual report on Form 20-F to IFRS-IASB as adjusted by the regulations of the BCRA as “IFRS-BCRA”.

The Consolidated Financial Statements include entities in which the Bank holds control, directly or indirectly. See “Item 4. Information on the Company – C. Organizational Structure” for an organizational chart depicting BBVA Argentina and its subsidiaries.

In this annual report, references to “$”, “US$”, “U.S. dollars”, “US dollars” and “dollars” are to United States dollars and references to “Ps.”, “Pesos” and “pesos” are to Argentine pesos. Percentages and certain dollar and peso amounts have been rounded for ease of presentation. Unless otherwise stated, all market share and other industry information has been derived from information published by the Central Bank.

Unless otherwise indicated, financial information contained in this annual report reflects the consolidation of the following subsidiaries at the year end and for the fiscal years indicated below:

As of December 31,
Entity	2019	2018	2017
Volkswagen Financial Services Compañía Financiera S.A.	X		X
Consolidar AFJP S.A. (undergoing liquidation proceedings)	X	X	X
BBVA Francés Valores S.A. (1)		X	X
BBVA Asset Management Argentina S.A.	X	X	X
PSA Finance Argentina Compañía Financiera S.A.	X

(1)	Merged into the Bank as from October 1, 2019.

On September 25, 2018, BBVA Francés lost control of Volkswagen Financial Services Compañia Financiera S.A. (“VWFS”) due to the termination of the two year commitment by the Bank to provide financing to VWFS if it were unable to diversify its sources of funding. According to IAS 28 Investments in Associates and Joint Ventures, VWFS qualified thereafter as a joint venture and, as such, it was deconsolidated in 2018 as of the date of loss of control.

Pursuant to certain amendments to the relevant shareholders’ agreements, effective since July 1, 2019, the Bank has assumed the power to direct the relevant activities of VWFS and PSA Finance Argentina Compañía Financiera S.A. Pursuant to International Financial Reporting Standard (“IFRS”) 10, the Bank concluded that it controls such companies effective since July 1, 2019. Therefore, the Consolidated Financial Statements consolidate financial information for these companies since the date on which the Bank gained control over them.

Also on October 9, 2019 the Argentine National Securities Commission (“CNV”) issued Resolution No. 20484/2019 regarding the merger by absorption of the Bank with BBVA Francés Valores S.A.

IAS 29 Financial Reporting in Hyperinflationary Economies requires that an entity whose functional currency is the currency of a hyperinflationary economy must state its assets, liabilities, income and expenses in terms of the measuring unit current at the end of the reporting period (December 31, 2019). The Bank has applied IAS 29 as follows:

•

Restated the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and consolidated statements of cash flow for the years ended December 31, 2018 and 2017, including the calculation and separate disclosure of the gain or loss on the net monetary position.

•	Restated the consolidated statement of financial position as of December 31, 2018.

•	Adjusted the consolidated statement of financial position as of December 31, 2019.

•

Adjusted the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and consolidated statements of cash flow for the year ended December 31, 2019, including the calculation and separate disclosure of the gain or loss on the net monetary position.

For further information regarding the methodology and criteria applied see Note 3.2 to the Consolidated Financial Statements.

See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding the evolution of rates of exchange since 2012.

All figures and percentages of variations in this annual report on Form 20-F, unless otherwise stated, are presented in real terms based on the measuring unit current at December 31, 2019. All comparisons of the financial system contained in this annual report on Form 20-F are presented in nominal terms.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•

“BBVA Argentina”, the “Bank” or the “Company” and terms such as “we”, “us” and “our” mean Banco BBVA Argentina S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA” or the “BBVA Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•

“Consolidated Financial Statements” means our audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, prepared in accordance with IFRS-IASB and included in this Form 20-F.

- PART I -

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The financial information set forth below as of and for the years ended December 31, 2019, 2018 and 2017 has been selected from, and should be read together with, the Consolidated Financial Statements included herein.

For information concerning the preparation and presentation of the Consolidated Financial Statements, see “Presentation of Financial Information”. See also “D. Risk Factors—Risks Relating to Argentina”, and “D. Risk Factors—Risks Relating to the Argentine Financial System and to BBVA Argentina” below.

	For the year ended December 31,
	2019	2018	2017
	(in thousands of pesos) (1)
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
Interest income	114,857,754	86,873,096	54,939,993
Interest expenses	(48,252,005)	(38,055,410)	(18,397,317)

NET INTEREST INCOME	66,605,749	48,817,686	36,542,676

Fee and commission income	17,611,332	19,343,960	16,571,298
Fee and commission expense	(9,432,790)	(8,463,097)	(7,510,673)
Gains on financial assets and liabilities at fair value through profit or loss, net	11,462,033	178,204	6,709,089
(Losses) gains on derecognition of financial assets not measured at fair value through profit or loss, net	(59,405)	(210,350)	18,434
Exchange differences, net	10,302,892	9,982,224	5,195,194
Other operating income	8,801,349	3,241,213	2,989,237
Other operating expenses	(16,498,368)	(12,282,040)	(11,300,787)

GROSS INCOME	88,792,792	60,607,800	49,214,468

Administration costs	(30,650,811)	(30,057,186)	(30,199,780)

Personnel benefits	(16,672,841)	(16,748,796)	(17,262,857)
Other administrative expenses	(13,977,970)	(13,308,390)	(12,936,923)
Depreciation and amortization	(4,207,771)	(2,957,059)	(2,198,822)

	For the year ended December 31,
	2019	2018	2017
	(in thousands of pesos) (1)
Impairment of financial assets	(15,752,414)	(5,897,990)	(3,888,609)
Loss on net monetary position	(20,213,528)	(17,927,987)	(9,475,736)

NET OPERATING INCOME	17,968,268	3,767,578	3,451,521

Share of profit of equity accounted investees	128,119	488,453	520,435

PROFIT BEFORE TAX	18,096,387	4,256,031	3,971,956

Income tax expense	(2,072,167)	(6,670,742)	(1,111,427)

PROFIT (LOSS) FOR THE YEAR	16,024,220	(2,414,711)	2,860,529

Attributable to owners of the Bank	16,027,533	(2,291,690)	2,928,692
Attributable to non-controlling interest	(3,313)	(123,021)	(68,163)
Profit (Loss) for the year attributable to owners of the Bank per ordinary share (2)(3)	26.16	(3.74)	5.14
Profit (Loss) for the year attributable to owners of the Bank per ADS (2)(3)(5)	78.48	(11.22)	15.42
Diluted profit (loss) for the year attributable to owners of the Bank per ordinary share (2)(3)	26.16	(3.74)	5.14
Diluted profit (loss) for the year attributable to owners of the Bank per ADS (2)(3)(5)	78.48	(11.22)	15.42
Declared dividends per ordinary share (2)(3)(4)	3.92870	3.92877	1.70202
Declared dividends per ADS (2)(3)(4)(5)	11.78610	11.78631	5.10606
Net operating income per ordinary share (2)(3)	29.33	6.15	6.06
Net operating income per ADS (2)(3)(5)	87.99	18.45	18.18
Average ordinary shares outstanding (000s) (3)	612,671	612,660	569,910

	As of December 31,
	2019	2018	2017
	(in thousands of pesos) (1)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Cash and cash equivalents	156,259,910	152,456,309	86,844,057
Financial assets at fair value through profit or loss	10,329,827	13,271,957	14,605,690
Financial assets at amortized cost	206,027,269	318,689,020	310,396,996
Financial assets at fair value through Other Comprehensive Income (“OCI”)	45,205,882	37,787,332	38,797,268
Tangible assets	27,488,775	26,245,661	27,337,180
All other assets	13,778,008	13,295,976	12,410,491

TOTAL ASSETS	454,171,021	556,169,426	490,391,682

Financial liabilities at fair value through profit or loss	3,653,749	3,183,607	521,881
Financial liabilities at amortized cost	336,281,179	454,903,926	388,310,028
All other liabilities	29,899,023	28,023,325	25,387,113

TOTAL LIABILITIES	369,833,951	486,110,858	414,219,022

Share capital	612,710	612,660	612,660
Share premium	19,382,148	19,372,417	19,372,417
Inflation adjustment to share capital	13,529,577	13,529,523	13,529,524
Reserves	67,963,345	46,726,021	40,698,060
Accumulated (loss) gains	(19,187,644)	(10,275,106)	1,170,978
Accumulated other comprehensive income	460,246	46,731	89,415

Equity attributable to owners of the Bank	82,760,382	70,012,246	75,473,054
Non-controlling interests	1,576,688	46,322	699,606

TOTAL EQUITY	84,337,070	70,058,568	76,172,660

SELECTED RATIOS
Profitability and Performance
Return on average total assets (6)	3.17%	(0.44)%	0.63%

	As of December 31,
	2019	2018	2017
	(in thousands of pesos) (1)
Return on average total equity (7)	20.98%	(3.15)%	4.35%
Capital
Total equity as a percentage of total assets	18.57%	12.60%	15.53%
Total liabilities as a multiple of total equity	4.39x	6.94x	5.44x
Credit Quality
Allowances for loan losses as a percentage of Financial assets at amortized cost	5.74%	2.01%	1.37%
Non-performing loans ratio (8)	3.66%	1.80%	0.65%
Coverage ratio (9)	148.30%	120.94%	207.19%

(1)	Except net income per ordinary share and net income per ADS data and financial ratios.
(2)	Based on the average number of ordinary shares outstanding during the year.
(3)

The average number of ordinary shares outstanding during a year was computed as the average number of shares outstanding during the twelve months taking into account the outstanding amounts as of the end of each month.

(4)

The Bank’s Board of Directors resolved to propose for shareholder approval the payment of a cash dividend of Ps.2,500 million for the year ended December 31, 2019. The ordinary and extraordinary shareholders’ meeting was initially called for April 7, 2020 and was rescheduled to May 15, 2020 as a virtual meeting due to the COVID-19 pandemic. For the year ended December 31, 2018, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on April 24, 2019 were Ps.2,407 million (nominal value). For the fiscal year ended December 31, 2017, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on April 10, 2018 were Ps.970 million (nominal value). Dividends per ordinary share for each year are calculated taking into account dividends declared in such year and the number of outstanding shares at the end of such year. BCRA Communication “A” 6768, in force since August 30, 2019, provides that financial institutions must have the prior authorization of the Central Bank for the distribution of their results. Later, on March 19, 2020, BCRA issued Communication “A” 6939 whereby the banks may not distribute dividends until at least June 30, 2020.

(5)	Each ADR represents three ordinary shares.
(6)	Profit or loss for the year attributable to owners of the Bank as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(7)	Profit or loss for the year attributable to owners of the Bank as a percentage of average stockholders’ equity, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(8)	Non-performing loans and advances as a percentage of loans and advances before allowances.
(9)

Allowances for loan losses as a percentage of non-performing loans and advances. Non-performing loans and advances include all loans and advances to borrowers classified as Stage 3 in accordance with IFRS 9.

Dividends

The table below sets forth the dividends declared with respect to the years ended December 31, 2018, 2017 and 2016 on each ordinary share and the equivalent of those dividends expressed in terms of dividends per American Depositary Share, each representing three ordinary shares (the “ADSs”), in each case adjusted for all stock dividends during the relevant periods. For the year ended December 31, 2019, this table sets forth the dividends that have been approved by the Bank’s Board of Directors but which are pending shareholder approval. The Central Bank requires that we maintain 20% of our net income (according to IFRS-BCRA) in legal reserves.

	Declared Dividends Per Ordinary Share (2)		Declared Dividends Per ADS (2)
	Ps.	US$	Ps.	US$
December 31, 2019 (1)(3)	4.08023	0.06153	12.24070	0.18458
December 31, 2018 (4)	3.92877	0.08723	11.78631	0.26170
December 31, 2017 (5)	2.13325	0.10433	6.39975	0.31298
December 31, 2016 (6)	2.86925	0.18909	8.60775	0.56726

(1)

The Bank’s Board of Directors resolved to propose for shareholder approval the payment of a cash dividend of Ps.2,500 million for the year ended December 31, 2019. The ordinary and extraordinary shareholders’ meeting was initially called for April 7, 2020 and was rescheduled to May 15, 2020 as a virtual meeting due to the COVID-19 pandemic. As such, the dividend for the year ended December 31, 2019 will not be declared unless or until it is approved by the shareholders’ meeting. Furthermore, the BCRA issued Communication “A” 6768, in force since August 30, 2019, which provides that financial institutions must have the prior authorization of the Central Bank for the distribution of their results. Later, on March 19, 2020, BCRA issued Communication “A” 6939 whereby the banks may not distribute dividends until at least June 30, 2020.

(2)

For the fiscal year ended December 31, 2018, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on April 24, 2019 were Ps.2,407 million (nominal value). For the fiscal year ended December 31, 2017, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on April 10, 2018 were Ps.970 million (nominal value). For the fiscal year ended December 31, 2016, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on March 30, 2017 were Ps.911 million (nominal value). As of December 31, 2019 the number of outstanding shares was 612,710,079. As of both December 31, 2018 and 2017 the number of outstanding shares was 612,659,638. During the fiscal year ended December 31, 2016 the number of outstanding shares was 536,877,850. Dividends per ordinary share for each year are calculated taking into account dividends declared in such year and the number of outstanding shares at the end of such year.

(3)	Dollar amounts are based upon the reference exchange rate quoted by the Central Bank at April 21, 2020.
(4)	Dollar amounts are based upon the reference exchange rate quoted by the Central Bank at May 8, 2019.
(5)	Dollar amounts are based upon the reference exchange rate quoted by the Central Bank at April 26, 2018.
(6)	Dollar amounts are based upon the reference exchange rate quoted by the Central Bank at April 12, 2017.

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

The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Year /Period	High (1)	Low (1)	Average (2)	Period-end
	(in pesos per US$1.00)
2016	16.0392	13.0692	14.7738	15.8502
2017	18.8300	15.1742	16.5665	18.7742
2018	40.8967	18.4158	28.0937	37.8083
October 2019	60.0033	57.6967	58.5308	59.7267
November 2019	59.8783	59.5442	59.7381	59.8633
December 2019	59.9608	59.8170	59.8832	59.8950
2019	60.0033	37.0350	48.2423	59.8950
January 2020	60.3312	59.8152	60.0110	60.3312
February 2020	62.2080	60.4325	61.3484	62.2080
March 2020	64.4697	62.2503	63.1227	64.4697
April 2020 (through April 23, 2020)	66.3167	64.5295	65.4716	66.3167

(1)	Source: BCRA.
(2)	For annual averages, this is the average of monthly average rates during the period.

Fluctuations in the exchange rate between pesos and dollars affect the dollar equivalent of the peso price of the ordinary shares on the Bolsa y Mercados Argentinos S.A. (“BYMA”) and as a result, would most likely affect the market price of the ADSs. Fluctuations in exchange rates also affect dividend income measured in dollars. The Bank of New York Mellon, as depositary for the ADSs, is required, subject to the terms of the deposit agreement, to convert pesos to dollars at the prevailing exchange rate at the time of making any dividend payments or other distributions. The following table shows the rate of devaluation of the peso compared with the dollar at year end, the rate of exchange (number of pesos per dollar prevailing in the Argentine foreign exchange market at year end) and the rate of inflation for consumer price for the fiscal years ended December 31, 2019, 2018, 2017 and 2016.

Since the repeal of the Convertibility Law in January 2002, the peso has devalued 6,531.7% compared with the dollar.

		As at December 31,
	2019	2018	2017	2016
Devaluation Rate(1)	58.42%	101.38%	18.45%	21.88%
Exchange Rate(2)	59.8950	37.8083	18.7742	15.8502
Inflation Rate(3)	53.83%	47.65%	24.80%	34.59%

(1)	For the twelve-month period then ending according to the Argentine Central Bank.
(2)	Pesos per dollar according to the Argentine Central Bank.
(3)	The inflation rate presented is for the Consumer Price Index published by the Argentine National Statistics and Censuses Institute (“INDEC”) and is calculated over the prior twelve months.

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

The economic and financial environment in Argentina was significantly influenced by the presidential elections held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. Mr. Macri’s administration (the “Macri Administration”) assumed office on December 10, 2015 and launched a wide array of measures intended to correct longstanding fiscal and monetary policies that had resulted in recurrent public sector deficits, high inflation, pervasive foreign exchange controls and limited foreign investment. In 2016, the elimination of foreign exchange restrictions and rebalancing of utility rates led to an increase in inflation to 41% year-on-year according to the City of Buenos Aires index at year end and a considerable decline in consumption. As a result, GDP fell by 1.8% in 2016. Once the main imbalances were eliminated, the economy picked up again in 2017, with GDP growing 2.9% and inflation slowing to 24.8% year-on-year, though higher than the goal defined by the Central Bank. The Macri Administration’s Cambiemos political party triumphed in the midterm elections of 2017, obtaining the necessary support to implement certain gradual tax and pension reforms, as well as a fiscal agreement with the provinces aimed at normalizing the finances of the provincial administrations.

The Macri Administration carried out a gradual approach intended to reduce the significant fiscal and current account deficit and to correct the macroeconomic imbalances received from the previous administration. This gradual approach ended abruptly in the second quarter of 2018 due to a combination of domestic impacts (mainly a severe drought), a deterioration of the global financial environment (including an increase in US interest rates and the US-China trade war) coupled with policy errors (including a change to BCRA inflation targets and a capital gains tax), which brought about significant capital outflows from Argentina and the closing of global credit markets for Argentine issuers. From April 30 to July 31, 2018, the Argentine peso (based on the reference exchange rate of the Central Bank) depreciated 32.1% despite frequent exchange market interventions. Even after a strong adjustment of monetary policy and assistance from the International Monetary Fund (“IMF”) in the form of a stand-by high-access agreement of US$ 50 billion signed in mid-June 2018, tensions in the foreign exchange market reemerged in August, and the peso devalued 35.8% during that month in a strong sell-off of Argentine assets. Between April and September 2018, nearly US$ 14 billion of international reserves were lost due to sales of U.S. dollars by the Central Bank in the foreign exchange market.

Monetary policy was highly influenced by the IMF plan, and by the end of September 2018, a new monetary and foreign exchange scheme was announced. It was adopted in order to control exchange rate volatility by absorbing all excess liquidity in pesos, holding the nominal monetary base constant until December 2018. It also set wide bands within which the foreign exchange rate could float. It allowed currency to be stabilized until February 2019. The peso appreciated 5% between September 30, 2018 and February 28, 2019 (from Ps. 40.89/US$ to Ps. 39.00/US$) and interest rates of Central Bank Liquidity Bills (Leliq) fell in that period more than 2,900 basis points from the peak. By the end of April 2019, the Central Bank changed its exchange rate scheme by eliminating intervention bands, which became exchange reference bands since intervention of the Central Bank in the exchange market was allowed at any level of the exchange rate of the peso, which led to the stability of the peso until the primary elections of August 11, 2019 (on August 9, 2019 the exchange rate closed at Ps. 45.40/US$, 1.6% above the value as of April 29, 2019). However, the unexpected loss by 15 points gap of President Macri to Alberto Fernández in those elections caused the exchange market to react negatively, and the reference exchange rate rose 10.3 pesos on Monday, August 12, 2019, a 22.8% increase over the value recorded the prior Friday, and finished 2019 at Ps. 59.89/US$ with high volatility. On August 28, 2019, Argentina announced a new schedule of payment on its short term local debt, including instruments like Lecap, Letes, Lecer and Lelink, where original dates of payment were postponed between three and six months.

During 2019 the IMF advanced disbursements planned to be made in 2020 and 2021 within the framework of a revised agreement that required an additional fiscal adjustment in 2019, including reaching the goal of a primary deficit of 0% of GDP, the strengthening of Central Bank reserves with the support of official creditors and the continuity of orthodox monetary and fiscal policies. This was part of a new program established in October 2018.

Inflation accelerated during the first quarter of 2019, with the CPI increasing 54.7% during the 12 months ended March 31, 2019 compared to inflation of 47.6% during the 12 months ended December 31, 2018. Early in 2019, prices were adversely affected as a result of the devaluation of the peso during 2018 and the adjustments to public utility rates, despite the restrictive Central Bank monetary policy during that period. However, following the peak of monthly inflation in March 2019 (4.7%), from April through July 2019 inflation registered four consecutive monthly declines (April: 3.4%; May: 3.1%, June: 2.7% and July: 2.2%). The depreciation of the peso after the primary elections once again accelerated inflation to over 4.2% per month on average, increasing it to 53.8% on an annual basis.

Gross domestic product increased 0.5% in the third quarter of 2019 as compared with the previous quarter, and decreased 1.7% compared to the third quarter of 2018. Additionally, the reaction of the markets after the result of the primary elections frustrated any expectations of improvement in the level of economic activity.

Presidential elections took place on October 27, 2019, and Alberto Fernández and Cristina Fernández de Kirchner’s “Frente de Todos” party was elected in the first round, confirming the results obtained in the August 2019 primary elections, which had precipitated an economic crisis with a significant impact on Argentine politics and economy.

On December 10, 2019, Alberto Fernández took office as president. The first measures of the new government (in particular, the Law on Social Solidarity and Productive Reactivation) implemented tax increases in 2020 of approximately 2% of GDP, and provided a wide margin of discretionary action for spending decisions.

Since the new administration took over on December 10, 2019, markets have been expecting a new round of debt restructuring, this time involving a wider scope of instruments. There is also a risk that Argentina cannot carry on this restructuring process in an orderly manner and the country will defaults on its debt again.

The Argentine economy has experienced significant volatility, with periods of low or negative growth, high levels of inflation and currency devaluation. Inflation, any decrease in GDP and/or other future economic, social and political developments in Argentina, over which the Bank has no control, have had an adverse effect in the past, and could, in the future, adversely affect its business, the results of its operations and its financial condition.

The Macri Administration implemented significant changes in economic policy, but the ability to implement structural reforms was limited by the decrease in its approval ratings and the lack of support by Congress.

The Macri Administration took office in December 2015 and immediately implemented several significant economic and policy reforms, such as lifting foreign exchange restrictions, restoring the credibility of the Argentine National Institute of Statistics and Censuses (the “INDEC”), reducing foreign trade controls and resolving claims by bondholders who did not accept the 2005 debt exchange that allowed Argentina to emerge from default and access international financing markets again.

A tax reform passed by Congress at the end of 2017 established a gradual reduction in payroll taxes, corporate income tax benefits for investment projects and other taxes such as gross turnover tax collected by the provinces and a tax on debit and credit card transactions. Export duties on most products were eliminated in 2016, and the export duty on soybean products was significantly reduced. However, on October 5, 2018, a new tax on all exports of goods and services was introduced with the goal of achieving a zero primary deficit in 2019 (the actual primary deficit recorded for 2019 was 0.5%), despite its negative impact on the competitiveness of Argentine exports. Although this measure implied a setback in terms of the campaign promises of the Macri Administration to reduce fiscal pressure and improve productivity, the administration managed to resolve the monetary crisis of 2018 while avoiding capital controls and restrictions on the financial system and reinforced the commitment to a favorable environment for companies. This is particularly relevant in the case of Argentina, where currency crises have in the past led to restrictions on the withdrawal of deposits or access to foreign currency.

The ability of Macri Administration to implement legislative measures required the consensus of the opposition parties. After the 2017 legislative elections, “Cambiemos”, the party led by President Macri, increased its representation in both houses of the National Congress but did not have an absolute majority in either; therefore, it was necessary to keep on negotiating with opposition parties to pass any law in the National Congress. Furthermore, approval ratings of the Macri Administration began to fall in December 2017 with the amendment of the pension adjustment plan and the relaxation of monetary policy, which led to the weakening of the peso. This was reflected in the presidential elections that took place last October 27, 2019, in which the “Frente de Todos” ticket, with Alberto Fernández and Cristina Fernández de Kirchner, was elected in the first round confirming the result of the primary elections held in August 2019.

On December 10, 2019, Alberto Fernández took office. The first measures of the new government (in particular, through the Law on Social Solidarity and Productive Reactivation) were to increase taxes in 2020 by approximately 2% of GDP, and provide a wide margin of discretion for spending decisions.

Although the Macri Administration implemented significant changes in economic policy, it was generally unable to implement structural reforms due to lack of support by congress and the public. It is uncertain whether Alberto Fernández will maintain the changes implemented by the Macri Administration and what additional changes he may make to Argentine economic policy.

These developments are likely to negatively impact confidence in the economy, or the Argentine economy could otherwise be negatively affected, which, in turn, could have a substantially adverse effect on the business, the operating income and the financial condition of the Bank.

High inflation rates could negatively affect the Argentine economy in general, including access to the long-term financing market.

Historically, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that permit growth. In recent years, Argentina has experienced high inflation rates that rose from 26.9% year-on-year in 2015 to 53.8% year-on-year in 2019 according to the City of Buenos Aires index.

High inflation rates have led to the loss of competiveness of Argentine exports in international markets and to a decline in private consumption, causing a negative effect on economic activity and employment. Moreover, high inflation rates have in the past and could in the future undermine confidence in the Argentine financial sector, in particular with respect to the peso deposit base, reducing the demand for pesos and leading to a portfolio dollarization, which would in turn cause a decrease in the deposit base. This would negatively affect the business volume of banks, including BBVA Argentina.

From 2007 to mid-2016, the CPI data for the Greater Buenos Aires area (the “CPI-GBA”) and for other Argentine regions/provinces published by the INDEC was not consistent with the CPI data published by private institutions. These inconsistencies created uncertainty regarding the Republic’s actual inflation rate and made it difficult to anchor inflation expectations.

In 2017, the INDEC began publishing a national CPI index for the purpose of calculating Reference Stabilization Coefficient (“CER”) adjustments going forward. CER is an inflation index updated daily by the Central Bank. This new national CPI extended the methodology of the previous CPI-GBA, which had covered only the City of Buenos Aires and Greater Buenos Aires, utilizing December 2016 as its base of 100. In early 2016, the government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline impacted prices, created additional inflationary pressure which resulted in an acceleration of inflation in 2016. Further increases in energy tariffs and other regulated prices led to an inflation rate of 24.8% year-on-year in 2017, missing the Central Bank inflation targets of 12-17% by a wide margin. These targets were changed at the end of 2017 to 15% for 2018, 10% for 2019 and 5% as a long-run target to be reached by 2020, one year later than previously targeted. However, once again, these targets were widely missed in 2018 mainly due to the 50.3% depreciation of the peso which was partly passed through to domestic prices in spite of extremely tight monetary policies. Inflation, which had risen to 2.5% per month in the first half of 2018 due to increases in regulated prices, reached a maximum of 6.5% month-on-month in September 2018 and fell gradually in subsequent months to reach 47.6% year-on-year in December 2018.

In the first seven months of 2019, prices increased 25.1% as compared with December 2018, began to decline following March 2019, in which prices increased 4.7% month-on-month, to 3.4% in April, 3.1% in May, 2.7% in June and 2.2% in July. However, following the primary elections held in August 2019, the National CPI for that month reached 4.0% and increased to 5.9% in September, ending the optimism of restricting inflation to less than 2% month-on-month. There was a slight decrease to 3.3% in October as a result of the actions taken by the government to control the exchange rate and the freezing of regulated prices, mainly utilities. However, in November prices accelerated again, reaching 4.3% month-on-month, due to several increases in regulated prices. Then in December, inflation reached 3.4% month-on-month; and accumulated 53.8% for the year. Inflation remains a significant challenge for Argentina given its persistent nature in recent years.

As a result, continued inflation could have a material adverse effect on the business, operating income and financial condition of the Bank.

Failure by the Argentine Republic to comply with the fiscal targets agreed with the IMF could negatively affect the Argentine economy and its access to international financial markets.

Starting in 2005, public expenditures began to increase faster than public revenues and the primary fiscal balance of the national public non-financial sector went from a surplus of 3.2% of GDP in 2004 to a deficit of 3.8% of GDP in 2015. In 2016, the primary deficit was Ps. 343.5 billion, which represented an increase of 52.9% compared with the previous year, because the reduction of export duties and the income tax reform had a negative impact on revenue growth while the reduction in subsidies to the energy and transport sectors was slower than expected. In 2017, fiscal tightening proceeded at a stronger pace and the Macri Administration met the primary fiscal deficit target of 4.2% of GDP by lowering the primary fiscal deficit to 3.8% of GDP.

However, due to the loss of credibility and access to capital markets, in the midst of the 2018 currency crisis, the Macri Administration was forced to target a faster reduction in the primary fiscal deficit. The National Treasury outperformed the revised primary fiscal deficit target of 2.6% of GDP in 2018 by posting a deficit of 2.3% of GDP. The target for 2019 was a more ambitious zero primary deficit, becoming more flexible to 0.5% taking into consideration the adjustments for social and capital expenditure agreed with the IMF. Most of the adjustments came from an increase in export duties and the elimination of subsidies for the energy and transport sectors, a reduction in capital spending and efficiency gains in primary spending. However, the emergency measures adopted by President Macri in order to mitigate the economic consequences of the response of the markets upon the result of the primary elections and their subsequent conformation in the general elections of October 27, 2019, resulted in a non-fulfillment of the goal as proposed, having recorded a primary fiscal deficit of 0.5% of GDP.

After the primary elections, the Macri Administration announced a reprofiling plan for local debt, under which the Argentine government would unilaterally postpone maturity, but continue making interest payments. In that way, they assured liquidity as well as avoided a local debt default.

On December 10, 2019 the Alberto Fernández Administration took office. The government has expressed its goal of fiscal responsibility, subject to not compromising the economic situation of the most vulnerable. After taking office, the Fernández Administration announced new fiscal deficit targets.

The Fernández Administration started negotiations among the Argentine Republic’s international creditors in an attempt to reach an agreement. Meanwhile, debt under Argentine law denominated in dollars maturing in 2020 was again reprofiled.

Any deterioration of the government’s fiscal position will negatively affect its ability to access debt markets in the future and could in turn result in greater restrictions on accessing such markets by Argentine companies, including BBVA Argentina.

In 2016, and after several years, the government began issuing both peso and dollar-denominated debt in the local Argentine market, which Argentine private banks, such as BBVA Argentina, often purchase. The purchase of government debt exposes the Bank to the Argentine public sector.

A weaker fiscal position could have a substantial adverse effect on the government’s ability to obtain long-term financing and repay the current debt and adversely affect Argentina’s economic conditions, which could adversely affect the business, the results of operations and the financial condition of the Bank.

The Argentine economy is vulnerable to external events that may result from serious economic difficulties of Argentina’s major regional trading partners, particularly Brazil, or by more general “contagion” effects, including those precipitated by the economic policy of the United States, which could have a material adverse effect on the economic growth of Argentina and its ability to pay its public debt, and, therefore, on the Bank’s business.

Weak, flat or negative economic growth of any of Argentina’s major trading partners, such as Brazil, could adversely affect Argentina’s balance of payments and, consequently, Argentina’s economic growth.

In 2015 and 2016, the economy of Brazil, Argentina’s largest export market and the main source of imports, experienced heightened negative pressure due to uncertainties arising from its political crisis, including the removal from office of President Dilma Rousseff. Although the Brazilian economy began to recover in 2017 as GDP grew by 1%, inflation fell to 2.9% year-on-year and the Brazilian real appreciated 1.5% year-on-year in December 2017. In 2018, the Brazilian Real depreciated 17.2% in the context of uncertainty regarding presidential elections but inflation only rose to 3.7% and GDP increased 1.1%. Political instability has decreased after the 2018 elections when Jair Bolsonaro was elected President. Even though the process for approval of the pension reform is advanced, tax reforms required to ensure debt sustainability are still pending and could face opposition in the National Congress of Brazil and create uncertainty about the fiscal solvency of Brazil. Any deterioration of economic conditions in Brazil may reduce demand for Argentine exports and increase demand in Argentina for Brazilian imports.

The Argentine economy may also be affected by “contagion” effects. International investors’ reactions to events occurring in one developing country sometimes appear to follow a “contagion” pattern, in which an entire region or investment class is disfavored by international investors. In the past, the Argentine economy has been adversely affected by such contagion effects on a number of occasions, including the 1994 Mexican financial crisis, the 1997 Asian financial crisis, the 1998 Russian financial crisis, the 1999 devaluation of the Brazilian Real, the 2001 collapse of Turkey’s fixed exchange rate regime, the global financial crisis that began in 2008 and the sharp depreciation of the Turkish Lira in 2018.

The Argentine economy may also be affected by conditions in developed economies, such as the United States, that are significant trading partners of Argentina or have influence over world economic cycles. A more protectionist trade policy from the United States could affect world trade with negative repercussions for Argentina. If interest rates increase sharply in developed economies, or if tighter global financial conditions prevail due to trade and geopolitical tensions, as occurred in 2018, Argentina and its trade partners, such as Brazil, might find it more difficult and expensive to borrow capital and refinance existing debt, which could adversely affect economic growth in those countries. The withdrawal of the United Kingdom from the European Union (often referred to as “Brexit”) and uncertainty regarding such process may adversely affect business activity and economic and market conditions in the United Kingdom, the Eurozone and globally, and could contribute to instability in global financial and foreign exchange markets. Furthermore, Brexit could lead to additional political, legal and economic instability in the European Union.

Any of these factors could adversely affect economic conditions in Argentina which in turn would adversely affect the business, the results of operations and the financial condition of the Bank.

A decline in international prices for Argentina’s principal commodity exports could have a material adverse effect on Argentina’s economy and public finances, and, as a result, on our business.

Historically, the commodities market has been characterized by high volatility. Despite the volatility of prices of most of Argentina’s commodities exports, commodities have significantly contributed to the government’s revenues during the 2000s due to the imposition of export duties on agricultural products in 2002. Although most duties were eliminated and the export tax on soy was reduced from 35% to 30% by the Macri Administration in 2016, and was further reduced in 2018 by 0.5% per month, the Argentine economy is still relatively dependent on the price of its main agricultural exports, primarily soy. This dependence, in turn, renders the Argentine economy vulnerable to commodity prices fluctuations. International soybean prices decreased slightly during 2017 and further in 2018 due to growing trade tensions between the United States and China. During 2019, soybean prices reached their lowest prices over the prior five years, but recovered from US$305.5 per ton in May 2019 to US$335.0 per ton in December 2019. The average price for soybeans was US$326.9 per ton in 2019, down from US$345.0 per ton in 2018. During the first months of 2020 prices have demonstrated a downward trend.

Declines in commodity prices may adversely affect the Argentine economy and the government´s fiscal revenues, which could in turn adversely impact the business, results of operations and financial condition of the Bank.

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

Although several of such exchange controls and transfer restrictions were subsequently suspended or terminated, in June 2005 the government issued a decree that established new controls on capital flows, which resulted in a decrease in the availably of international credit for Argentine companies.

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

After taking office, the Macri Administration substantially eliminated all foreign exchange restrictions implemented under the previous administration. However, on September 1, 2019, due to the economic instability and the significant devaluation of the peso in August 2019 after the primary elections, the government issued DNU (emergency decree without prior Congress approval) 609/19 together with Central Bank Communication “A” 6770 (supplemented by Communications “A” 6776, 6780, 6787 and 6804), which established, until December 31, 2019, the requirement of the Central Bank’s prior approval for legal persons and individuals to access the foreign exchange market in order to purchase foreign assets whenever the amount exceeds US$10,000 per month, as well as the obligation to present and declare new financial debts and the prior approval of the Central Bank for the payment of profits and dividends, among other provisions. Furthermore, to make any payment on foreign financial debt, it must be proved by evidence, if appropriate, that the transaction has been declared under the Survey of Foreign Assets and Liabilities. Additionally, in order to strengthen these controls and avoid further loss of reserves by the Central Bank following the presidential elections held on October 27, 2019, the Central Bank issued Communication “A” 6815 to strengthen foreign exchange controls and later issued Communication “A” 6823 in order to establish tighter restrictions. As of the date of this annual report, the maximum purchase amount allowed per individual is US$ 200 per month.

Additionally, the national government might promulgate further foreign exchange controls, stronger restrictions on transfers abroad, requirements for repatriation of funds obtained through capital market transactions performed abroad, new restrictions on capital movements, measures in response to capital outflows or a significant depreciation of the peso, any of which could limit the ability of companies to access international capital markets. Such measures could adversely affect Argentina’s international competitiveness, discourage foreign investments and increase foreign capital outflows, which could have an adverse effect on Argentina’s economic activity and have a material adverse effect on the business, the results of operations and the financial condition of the Bank.

Any failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition.

The lack of a sound institutional framework and corruption have been identified as, and continue to be, serious problems for Argentina. Argentina ranked 65 out of 180 countries in the 2019 Corruption Perceptions Index published by Transparency International. In the World Bank’s Doing Business 2020 report, Argentina ranked 126 out of 190 countries, as compared with 119 in 2019.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the Macri Administration announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures included reducing criminal sentences in exchange for cooperation with the government in corruption investigations, increasing access to public information, seizing assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and the passing of a new public ethics law, among others. The government’s ability to implement these initiatives is uncertain as it requires the involvement of the judicial branch, which is independent, as well as legislative support from opposition parties. In 2018, a thorough investigation of a corruption scandal linked to a public works bribery scheme implemented by the previous administration led to the arrest of several prominent individuals. Public perception of the independence of the judicial system has been strengthened by these actions, but we cannot assure that the implementation of these measures will be successful. Moreover, it is uncertain whether President Fernández will continue the Macri Administration’s efforts to address actual and perceived risks of institutional deterioration and corruption in Argentina.

If the actual and perceived risks of institutional deterioration and corruption are not adequately addressed, Argentina’s economy and financial situation might be adversely affected, which could have a material adverse effect on the business, the results of operations and the financial condition of the Bank.

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

According to the revised IMF agreement, the Argentine peso floated freely within an accepted band of exchange rates, but the Central Bank may intervene to a limited extent in the foreign exchange market selling reserves if the exchange rate rises above a certain level, defined initially at Ps.44/US$ (and subsequently adjusted by inflation) which is the upper threshold of the accepted band in which the peso floats freely without intervention of the Central Bank. Conversely the Central Bank was charged with purchasing reserves if the foreign exchange rate fell below the lower threshold of the non-intervention band.

In early 2019, the peso crossed the lower threshold, prompting purchases by the Central Bank and a strong decline in interest rates pursuant to the monetary program. As the level of inflation has remained high, a stronger nominal appreciation of the peso could lead to renewed doubts regarding the appreciation of the peso against the U.S. dollar in real terms. This presents risks for the Argentine economy, including the possibility of a reduction in exports as a consequence of the loss of external competitiveness and deterioration of the current account deficit. Any such appreciation could also have a negative effect on economic growth and employment, reduce tax revenues in real terms and also raise fears regarding the impact of a sudden stop in capital flows

However, by the end of April 2019, exchange rate tensions, together with negative inflation reports of March 2019, led the Central Bank to agree with the IMF the possibility of an intervention even within the (then) exchange reference zone. The announcement of the measure significantly reduced volatility in the exchange rate and helped to contain inflation expectations. It further deepened the contractive profile of the monetary policy since the pesos obtained from the sales of dollars were not re-injected and instead, the monetary base objective was reduced. Thus, the supply of foreign currency from exporters increased and demand decreased. In spite of this, the adverse reaction of the markets to the primary elections in August 2019 led to a decline in exchange rates, and lack of confidence in Argentine assets increased. The prices of Argentine government securities fell by 20%

while the value of local companies’ shares declined more than 40% over a few days, while the U.S. dollar exchange rate exceeded Ps. 60, which implied a depreciation of more than 25% in just four days. The Central Bank intervened in the market, with relatively little success, by selling foreign currency, which brought about a fall in the international reserves of around US$ 2 billion. For individuals, the Argentine Central Bank established a maximum limit of US$200 for the purchase of foreign currency per calendar month across all entities authorized to trade in foreign exchange, as well as for purposes of formation of foreign assets, family assistance remittances, and transactions with derivatives. This measure was enacted in order to help control the exchange rate without using reserves.

Political uncertainty or changes in liquidity in international markets are likely to lead to greater volatility, and the depreciation of the peso or a reduction in the reserves of the Central Bank as a result of intervention in the exchange market could adversely affect inflation expectations, economic performance and the ability of the Republic of Argentina to service its debt.

Any of these factors could substantially and adversely affect the business, the results of operations and the financial condition of the Bank.

There can be no assurances that the Republic will be able to obtain financing on satisfactory terms in the future, which could have a material adverse effect on its ability to make payments on its outstanding public debt.

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

Amendments to the Central Bank’s Charter and the Convertibility Law may adversely affect the economy of Argentina.

In March 2012, Law No. 26,739 was passed amending both the Central Bank’s Charter and the Convertibility Law. This law amended the mission of the Central Bank (as established in its Charter) and eliminated certain provisions previously in force. In accordance with the law, the Central Bank must promote monetary and financial stability, as well as promote development with social equity. Furthermore, the concept of “freely available reserves” was eliminated, allowing the Argentine government to use additional reserves to cancel debts. Additionally, this law establishes that the Central Bank may set the interest rate and the terms of the loans granted by financial institutions. As regards reserves, should the government use them to repay public debt or finance public spending, this may result in an increase in inflation, which would hinder economic growth. Moreover, a decrease in the reserves of the Central Bank might adversely affect the ability of the Argentine financial system to resist and overcome the effects of an economic crisis (whether domestic or international), negatively affecting economic growth and therefore the business, results of operations and financial condition of the Bank.

The COVID-19 pandemic is affecting the Bank.

The COVID-19 pandemic, which originated in China and subsequently spread to many other countries in the world, including Argentina and other countries where our clients operate, is adversely impacting the global economy as well as the Argentine economy and our business. In addition to the impact on human lives and the health of more than one and a half million people globally, the pandemic has resulted in the following, among others: emergency actions by governmental authorities worldwide, including the shutdown of national borders and directives for residents in many countries, including Argentina, to shelter at home and for certain business to suspend some or all of their business activities; disruption of supply chains worldwide; falls in production and demand, which is expected to lead to sharp declines in the GDP of those countries which are most affected by the pandemic and have an overall negative impact on global GDP in 2020; increases in unemployment levels; a sharp deterioration in the valuation of financial assets and investments; increased volatility in the financial markets, including with respect to the value and trading of our shares and other securities of the Bank; exchange rate volatility; an increase in loan defaults by both companies and individuals; and increases in public debt due to actions taken by governmental authorities in response to the pandemic. The pandemic struck Argentina in early March, as the country was still struggling to pull out of a recession in its third year and managing a large external debt.

In several countries, governmental authorities are taking measures to mitigate the economic effects of the pandemic. In Argentina, several measures have been adopted to encourage bank lending through, among others, (i) lower reserve requirements on bank lending to households and micro-, small- and medium-sized enterprises (SMEs); (ii) limitations on banks’ holdings of BCRA notes (LELIQ) in order to make available liquidity and encourage the provision of credit lines to SMEs, with loans granted thereunder guaranteed in part by a State agency, Fondo de Garantías Argentino (FoGAr); and (iii) temporary easing of bank loan classification rules (providing an additional 60 days of non-payment before a loan is required to be classified as non-performing). Other measures aimed at protecting vulnerable persons include, among others, (i) a temporary prohibition on charging fees related to ATM services; (ii) mortgage relief by freezing, until September 30, 2020, the amount of mortgage payments based on those calculated as of March 2020, and postponing any foreclosures until such date; (iii) the postponement of payments on credit card loans for three months, with such postponed payments to be made up over the subsequent nine months; (iv) the suspension of account closures; (v) the reduction of maximum credit card interest rates from 49% to 43%; (vi) the postponement of all loan payments due during the second quarter without punitive interest; and (vii) the provision of credit lines guaranteed by FoGAr to support the maintenance of payroll payments. Moreover, banks may not distribute dividends until at least June 30, 2020 or carry out wrongful dismissals until at least May 30, 2020, and a 1,250% of capital requirement over the exposure to credit card loans corresponding to tourism-related purchases made outside Argentina has been issued by the Central Bank. It is difficult to predict what effect these measures will have on banks operating in Argentina, including the Bank, or how effective these and other measures taken to mitigate the economic effects of the pandemic will be.

This pandemic and actions taken in response thereto are adversely affecting, and are expected to continue to adversely affect, economic conditions and business activity in Argentina, and therefore the Bank. We had to close all of our branches in Argentina during most of the second half of March. While we were allowed to re-open our branches in April, initially branches were only open on certain specified dates. Although our branches reopened on April 13, 2020, we could generally provide only a limited number of services in our branches, and only by prior appointment, with teller services initially restricted to pensioners and social plan beneficiaries, and with teller services later being available to the general public for withdrawals of foreign currency. In addition, a significant number of Bank personnel, including the teams who provide central services, have been working remotely, disrupting our normal operations. In addition, we face various risks arising from the pandemic, such as a higher risk of impairment of our assets (including financial instruments valued at fair value, which may suffer significant fluctuations), a possible significant increase in loan defaults and credit losses, a decrease in our business activity, such as new retail lending (which has decreased significantly since the nationwide lockdown that began on March 20, 2020). These risks may continue to affect us while the lockdown continues or thereafter, including if the Argentine economy is not able to recover quickly from the pandemic. Moreover, the spread of COVID-19 could also negatively impact the business and operations of third-party service providers who perform critical services for us. In addition, remote working has increased cybersecurity risks given greater use of computer networks outside the corporate environment. Furthermore, the application of IFRS 9 (pursuant to which we adopted as of January 1, 2018 a new impairment model based on expected credit losses, replacing the incurred loss model) could accelerate the recognition of loss provisions.

As a result of the above, the pandemic is adversely affecting us. The ultimate magnitude of the impact on our business, financial condition and results of operations, which could be material, will depend on future developments, which are uncertain, including among others, the intensity and duration of the consequences derived from the pandemic in Argentina and the different geographies in which our clients and counterparties operate.

Risks Relating to the Argentine Financial System and to BBVA Argentina

The short-term structure of the deposit base of the Argentine financial system, including the deposit base of the Bank, could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation.

In recent years, growth of the Argentine financial sector has been heavily dependent on deposit levels because of the relatively small size of the Argentine capital markets and the lack of access to foreign capital markets. After the Macri Administration took office, access to foreign capital markets was again possible, supporting credit growth in addition to the deposit base, but since 2018 international and local markets have been closed for Argentine companies due to growing risk aversion toward emerging markets generally, and to Argentina in particular, after the foreign exchange crisis that began in May 2018. There can be no assurance regarding when access to foreign credit markets may resume and, if resumed, access may be disrupted again in the future.

From 2016, the implementation of the tax amnesty regime and restored investor confidence resulted in a significant growth of U.S. dollar deposits. That process came to a halt in the first half of 2018 during the currency crisis due to fears that these deposits might be immobilized by the government and financial institutions indeed suffered a slight withdrawal of these kind of deposits in September 2018. After the primary elections that were held on August 11, 2019, withdrawals of U.S. dollar denominated deposits accelerated, with deposits falling more than 40%. Banks, including BBVA Argentina, had sufficient liquidity to be able to repay them. Moreover, loans denominated in U.S. dollars had short terms, and banks quickly began to collect them.

While banks’ liquidity in foreign currency is high, a significant share of it is deposited at the Central Bank, and as a result banks have to rely on the Central Bank in order to access those funds. If we continue to experience significant withdrawals by depositors, it could have a material adverse effect on our business, results of operations and financial condition.

The local currency deposit base is mostly short-term and transactional. Deposits represent a small fraction of GDP when compared with other emerging countries. Deposits in pesos grew in line with inflation until August 2019. Following the reintroduction of currency controls after the primary elections, banks suffered a short run on local currency retail time deposits, with a decrease of approximately 15% to 20%, which came to an end after the amount of foreign currency individuals could purchase was reduced to US$ 200 a month, on October 28. In periods of financial stress, customers typically buy foreign currency with their local currency deposits to protect against a possible devaluation of the peso. After that, deposits in pesos stabilized, and they have begun to grow slightly.

The liquidity in local currency of the Argentine financial sector is currently relatively high, in part due to the level of minimum cash requirements applicable to Argentine financial institutions, which the Central Bank raised several times beginning in 2018, and in part due to a slowing demand for loans after interest rates were raised sharply in 2018. Peso-denominated loan demand has started to improve since August 2019, in part because companies substituted U.S. dollar-denominated loans for peso-denominated loans.

Notwithstanding the above, because most deposits are short-term deposits, a substantial part of loans must also have short-term maturities to match the terms of the deposits. The proportion of long-term credit lines, such as mortgages, is small, and long term loan origination fell sharply during 2019 as a consequence of high interest rates and the difficult financial environment.

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

The Central Bank has made it a key policy to try to minimize the use of physical bills (banknotes) in the economy as a way to reduce informal activity and improve efficiency. This policy involves numerous sectors of the Argentine economy, including banks, and is likely to require significant time to realize significant changes. Since 2012, the Argentine Central Bank’s charter states that peso cash balances in physical bills (banknotes) cannot be used by financial institutions to comply with statutory reserve requirements. As a result, the Bank has sought to minimize its peso cash balances in physical bills (banknotes), as they yield no income. Since the second half of 2016, the Central Bank began refusing to receive physical bills from financial institutions in order to further decrease their use in the Argentine economy. As a consequence, BBVA Argentina’s balance of physical bills increased above normal levels, mainly through the first half of 2017, as a result of our business strategy of collecting a substantial amount of physical bills from large retail corporations as a way to promote business within the retail sector. Collecting bills generates a surplus of bills that the Bank used to deposit in its current account in the Central Bank and then allocated to profitable assets. This policy affected adversely our net income through these periods. Although the Bank took measures to offset this impact, such as raising the fees we charge for the collection service or reducing the net amount of bills we receive from customers every month, and banknotes balances declined to more reasonable levels from the third quarter of 2017 and stayed at those levels for most part of 2018 and 2019, no assurance can be given that our peso cash balances in physical bills (banknotes) will not arise again in the future. Moreover, since May 2019, banks are not allowed to collect fees on cash deposits of small and mid-size companies, thus reducing our ability to offset the negative financial effect that these deposits produce. A significant growth of peso cash balances in physical bills (banknotes) positions in the Bank could have an adverse impact on our business, results of operations and financial condition.

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

After the Macri Administration took office, expectations were of a decline in both inflation and interest rates and therefore banking spreads. However, since 2018 devaluation of the peso and higher inflation led the Central Bank to substantially raise interest rates, ending the margin contraction trend. Since late December 2019, the Central Bank has resumed a process of reducing rates, and inflation expectations have been reduced slightly, although they remain high. If the Central Bank is successful in keeping the pace of inflation reduction, it could result in a renewed pressure on banking spreads. Moreover, a change in the composition of the source of funding, which is currently heavily weighted by non-interest-bearing deposits, could also put downward pressure on margins. A change in the composition of the source of funding could result from lower interest rates, higher demand of credit and therefore a need to increase the amount of time deposits or other types of bearing interest liabilities. Further reduction in spreads could have a material adverse effect on our business, results of operation and financial condition.

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

In the current Argentine scenario where the government seeks to stabilize high inflation rates, there is a risk of volatility in the interest rates. This scenario could adversely affect our financial margin as a result of differential movements in interest rates for deposits, loans or other bank assets and liabilities. In addition, a high proportion of loans referenced to variable interest rates makes debt service on such loans more vulnerable to changes in interest rates. In addition, high interest rates could reduce the demand for credit and our ability to generate credit for our clients, as well as contribute to an increase in the credit default rate. As a result of these and the above factors, significant changes or volatility in interest rates could have a material adverse effect on our business, results of operations and financial condition.

Mismatch between UVA loans and UVA deposits could adversely affect our profitability.

During 2017, new UVA (inflation-adjusted) mortgages grew significantly. At the same time, the Bank launched UVA deposits, but such deposits grew at a slower pace, leading to a mismatch in this activity. During 2018, as a consequence of the peso devaluation, higher inflation and interest rates, growth in both UVA loans and liabilities slowed and during 2019 new origination came to a halt. Independently of how this activity may develop in the future, a mismatch among UVA assets and liabilities will remain, which could have a material adverse effect on our business, results of operations and financial condition, particularly in the event that interest rates turn positive in real terms.

Our estimates and established reserves for credit risk and potential credit losses may prove to be inaccurate and/or insufficient, which may materially and adversely affect our results of operations and financial condition.

A number of our products expose us to credit risk, including consumer loans, commercial loans and other receivables. Changes in the income levels of our borrowers, increases in the inflation rate or an increase in interest rates could have a negative effect on the quality of our loan portfolio, causing us to increase provisions for loan losses and resulting in reduced profits or in losses. Our non-performing loan portfolio amounted to Ps.7,781.8 million at December 31, 2019 representing a 34.8% increase compared with Ps.5,774.1 million at December 31, 2018 which in turn represented a 182.4% increase compared with Ps.2,044.9 million at December 31, 2017. The non-performing loan ratio increased to 3.7% at December 31, 2019 from 1.8% at December 31, 2018 which in turn increased from 0.7% at December 31, 2017.

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

For example, Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). Such investigation includes the provision of services by Cenyt to BBVA. On July 29, 2019, BBVA was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could represent the crimes of bribery, revelation of secrets and corruption. As at the date of this annual report on Form 20-F, no formal accusation against BBVA has been made. Certain current and former officers and employees of the BBVA Group, as well as former directors of BBVA, have also been named as investigated parties in connection with this investigation. BBVA has been and continues to be proactively collaborating with the Spanish judicial authorities, including sharing with the courts information from its on-going forensic investigation regarding its relationship with Cenyt. BBVA has also testified before the judge and prosecutors at the request of the Central Investigating Court No. 6 of the National High Court. On February 3, 2020, BBVA was notified by the Central Investigating Court No. 6 of the National High Court of the order lifting the secrecy of the proceedings. This matter or any similar matters arising across the BBVA Group could damage our reputation and adversely affect the confidence of our clients, rating agencies, regulators, bondholders and other parties and could have a material adverse effect on our business, results of operations and financial condition.

Our credit ratings depend on Argentine sovereign credit ratings, and such dependence limits our access to international financial markets.

Our credit ratings are based on Argentina’s sovereign rating, which has fluctuated considerably since the Argentine Crisis. As a result, our ratings have also fluctuated in this period, although they have tended to be higher than the sovereign rating. These fluctuations impact our costs of funding, our collateral obligations and our ability to access international markets. Argentina is no longer in default following the final agreement reached with certain of the holders of bonds issued by the Republic (holdouts), and as a result between 2016 and 2017 Argentina’s sovereign ratings were upgraded, but from 2018 onwards, that trend was reversed, and the country was either downgraded or had its outlook put under review with negative outlook.

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

During the year 2019, the Bank undertook projects associated with corporate security, with initiatives based on cybersecurity, data security and protection, anti-fraud measures, physical security, and the implementation of security measures and business continuity, compliance with the regulatory framework, and protection of equipment and people. In addition, a cybersecurity training exercise was carried out by different areas of the Bank, with the aim of continuing to evaluate the effectiveness of the security measures deployed, the Bank’s crisis management procedures, and its capacity to react to actual disruptive scenarios.

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

Under Argentine law, the liquidation and commencement of bankruptcy proceedings against financial institutions, until their banking license has been revoked by the Central Bank, may only be commenced by the Central Bank. If BBVA Argentina were unable to pay its debts as they come due, the Central Bank could intervene and revoke our banking license, and file a bankruptcy petition before a commercial court. If the Central Bank intervenes, the reorganization proceeding could take longer and it is likely that the shareholders’ remedies would be restricted. During any such process, the Central Bank would have to consider its interests as a regulator and could well prioritize the claims of other creditors and third parties against us. As a result of any such intervention, shareholders may realize substantially less on the claims than they would in a bankruptcy proceeding of a non-financial institution in Argentina or a financial institution or non-financial institution in the United States or any other country.

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

The Argentine national Constitution and the Argentine Consumer Protection Law No. 24,240, as supplemented or amended (the “Consumer Protection Law”), contain certain provisions regarding class actions. However, their guidance with respect to procedural rules for instituting and trying class action cases is limited. Nonetheless, Argentine courts have admitted class actions in certain cases, including various lawsuits against financial institutions related to “collective interests” such as alleged overcharging on products, interest rates, life insurance required in relation to loans, and advice in the sale of public securities. In recent years, some of these lawsuits have been settled by the parties out of court, with courts approving such settlement agreements. These settlements have typically involved an undertaking by the financial institution to adjust its fees and charges.

In February 2020, we were notified of a class action for the alleged damage suffered by investors in certain investment funds managed by the Bank, following the unilateral modification of the price of certain future dollar contracts in which the affected funds were invested. These modifications were carried out by the organized market in which these future dollar contracts were negotiated, and the class action plaintiffs allege a failure by the Bank to contest the unilateral modifications carried out by the organized market in order to defend the fund investors’ financial interests.

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

As of December 31, 2019, our parent company, BBVA, directly or beneficially owned 66.55% of our capital stock. As a result, BBVA controls virtually all decisions with respect to our company made by shareholders. It may, for example, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities and determine the timing and amounts of dividends, if any, always subject to the applicable legal framework. Its interests may conflict with your interests as a holder of our shares or ADSs, and it may take actions that might be desirable to BBVA but not to our other shareholders.

Our ability to grow our business depends on our ability to manage our relationships with partners and grow our deposit base.

We seek to grow our business by, among other means, increasing our client base. Our strategic partnerships are important components of our client acquisition strategy. We have various strategic partnerships, including those with LATAM Airlines, the soccer teams River Plate and Boca Junior, and insurance companies, such as La Caja, as well as the agreements with the automobile companies Peugeot, Renault and Volkswagen, which we depend on to expand our client reach cost-effectively, further expand our points of presence and enhance our value proposition. Any deterioration in our relationships with our strategic partners could adversely affect our strategy and materially and adversely affect our business, results of operations and financial condition.

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

We regularly explore consolidation opportunities in the ordinary course of business and believe there are significant opportunities to expand our footprint in the Argentine banking sector. In the event that we choose to make an acquisition in the future, any such transaction would involve a number of risks and uncertainties, including:

•	the possibility that we pay more than the value we will derive from any such transaction;

•	the possibility that Argentine economic and political conditions will not develop in the manner we expect;

•	the possibility that the Argentine financial services market will not develop in the manner we expect;

•	a reduction in our cash available for operations and other uses;

•	the potential incurrence of indebtedness to finance any such transaction;

•	delays in achieving or our failure to achieve successfully achieve the anticipated benefits of any acquisition;

•

difficulties in integrating any business acquired, including difficulties in harmonizing the companies’ operating practices, technology platforms, internal controls and other policies, procedures and processes;

•	diversion of management time and resources in coordinating a larger or more geographically dispersed organization;

•	the quality of the assets of the acquired business may be lower than we anticipate; and

•	the assumption of certain liabilities, whether known or unknown.

Any of the foregoing or other risks and uncertainties related to any acquisition could have a material adverse effect on our business, results of operations and financial condition or the value of the Bank.

We may suffer adverse consequences related to our calculation of income tax for the years ended December 31, 2018, 2017 and 2016.

As discussed in our Form 6-K furnished to the SEC on June 30, 2017, on May 12, 2017, we filed a request for declaratory judgment with the Contentious Administrative Federal Court No. 12, Secretariat No. 23, seeking that such court declare unconstitutional certain provisions of Argentine law that prevented us from applying an inflation adjustment mechanism. On May 12, 2017, we filed our income tax return for 2016 giving effect to an adjustment for inflation, in 2018 we filed our income tax return for 2017, and in 2019 we filed our income tax return for 2018, also giving effect to an adjustment for inflation. Our requests for declaratory judgment for 2017 and 2018 were filed with the Contentious Administrative Federal Court No. 12, Secretariat No. 23, and our request for 2019 was filed with the Contentious Administrative Federal Court No. is No. 2, Secretariat No. 3. As of the date of this annual report on Form 20-F, our request for declaratory judgment remains pending before the Contentious Administrative Federal Court No. 12, Secretariat No. 23 and the Contentious Administrative Federal Court No. is No. 2, Secretariat No. 3.

At the request of the Central Bank, the Bank recognized an income tax provision of Ps.1,185.8 million in nominal terms for the year ended December 31, 2016 in our statutory consolidated annual financial statements presented to the Central Bank. Subsequently, based on our consideration of the technical merits of the tax deduction, which was confirmed by the Bank’s legal and tax advisors, such provision was eliminated in the preparation of our Consolidated Financial Statements under IFRS-IASB included herein, positively affecting our results of operations for the year ended December 31, 2017. The Bank followed the same methodology in respect of the years ended December 31, 2017 and 2018, recording a provision of Ps.1,021.5 million and Ps. 3,239.8 million in nominal terms in respect of such years, respectively, in our statutory consolidated annual financial statements, which in turn was eliminated in the preparation of our Consolidated Financial Statements under IFRS-IASB included herein, positively affecting our results of operations for the years ended December 31, 2018 and 2019.

We cannot predict the outcome of this legal action or whether we will be required to amend our income tax returns for 2016, 2017 and 2018 or any subsequent year (as applicable) in the future or make any provisions with respect thereto in our financial statements prepared under IFRS-IASB. If we are required to amend our income tax returns for 2016, 2017 and 2018 or any subsequent year (as applicable), we may be required to pay interest and charges to the Argentine tax authorities, and could be subject to other consequences. We cannot predict with certainty the outcome of our request for declaratory judgment pending before the Contentious Administrative Federal Court No. 12, Secretariat No. 23 and the Contentious Administrative Federal Court No. is No. 2, Secretariat No. 3, or whether it would have a material adverse effect on our business, results of operations or financial condition, or the trading prices of our ordinary shares and ADSs.

The Argentine economy qualifies as a hyperinflationary economy under IAS 29. Given that the peso is our functional currency, we apply IAS 29 for periods ending after July 1, 2018, and our Consolidated Financial Statements and other financial information are presented in terms of the measuring unit current at December 31, 2019.

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

During the six-month period ended June 30, 2018, the decreasing trend of inflation in Argentina noted in recent prior periods reversed, with variations in different indexes being higher than in previous months. The total cumulative inflation in Argentina in the 36 months prior to December 31, 2019, as measured by both consumer and wholesale price indexes published by INDEC, exceeded 100%. Qualitative macroeconomic factors, including the depreciation of the peso in recent months, also support the conclusion that Argentina is now a hyperinflationary economy for accounting purposes. Accordingly, IAS 29 is applicable to any financial statements as from July 1, 2018 included in any of our filings with the SEC under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended (the “Exchange Act”). Argentine accounting standards authorities have reached a consensus that the “general price index” for IAS 29 purposes is determined considering the wholesale price index (WPI) up to December 2016 and the consumer price index (CPI) onwards. These indexes have been determined or referred to the National Institute of Statistics and Census (INDEC). Therefore, our Consolidated Financial Statements included in this annual report are adjusted by applying the relevant indexes and presented in terms of the measuring unit current at December 31, 2019.

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

The statutory consolidated financial statements for the fiscal year ended December 31, 2019 were prepared pursuant to the reporting framework established by the Central Bank requiring supervised entities to submit financial statements prepared pursuant to IFRS-IASB, (i) with temporary exceptions from the application of (A) the impairment model in Section 5.5 Impairment of IFRS 9 Financial Instrument and (B) IAS 29 Financial Reporting in Hyperinflationary Economies, both of which are applicable under the Central Bank’s rules for the fiscal years beginning on or after January 1, 2020; and (ii) in accordance with (A) the standards prescribed by Memorandum No. 6/2017 Financial Reporting Framework Established by the BCRA issued on May 29, 2017 regarding the treatment to be applied to uncertain tax positions and (B) the instructions provided in Memorandum No. 7/2019 issued by the BCRA dated April 29, 2019, which set forth the accounting treatment to be applied to the remaining investment held by the Bank in Prisma Medios de Pago S.A. Because of such differences, our statutory consolidated annual financial statements for the fiscal year ended December 31, 2019 are not comparable with the Consolidated Financial Statements included herein. In addition, beyond those mentioned above, we will continue to have differences during the year 2020 between our statutory consolidated financial statements and the financial statements required by IFRS-IASB. We do not intend to report in accordance with IFRS-IASB on an interim basis during 2020. Consequently, our interim financial information for 2020 will not be comparable with the Consolidated Financial Statements and other information contained in this annual report on Form 20-F. The Consolidated Financial Statements included in this annual report on Form 20-F have been prepared in accordance with IFRS-IASB.

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

BCRA Communication “A” 6768, in force since August 30, 2019, provides that financial institutions must have the prior authorization of the Central Bank for the distribution of their results. On March 19, 2020, the BCRA issued Communication A 6939 whereby the distribution of dividends by financial institutions, including the Bank, was suspended until at least June 30, 2020.

Legal, Regulatory and Compliance Risks

We identified material weaknesses in our internal control in the past over financial reporting as part of management’s assessment, which have already been remediated. If we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of disclosure controls and procedures, investor confidence in the Bank and the market price of our ordinary shares and ADSs may be adversely affected.

We maintain disclosure controls and procedures designed to ensure that we timely report information as specified in applicable Argentine and U.S. rules. Within such disclosure controls and procedures, we maintain a system of internal control over financial reporting.

Our management previously concluded, in its report on its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018, that we did not maintain effective internal control over financial reporting as a result of material weaknesses. These material weaknesses related to the preparation of the Bank’s consolidated financial statements in accordance with IFRS-IASB. Our management also previously concluded as of December 31, 2017 that we did not maintain effective internal control over financial reporting as a result of certain material weaknesses. We adopted remediation plans for these material weaknesses and believe that these material weaknesses were remediated.

Our management has issued a report on its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019 and concluded the Bank’s internal control over financial reporting was effective as of such date. See “Item 15. Controls and Procedures”.

We can provide no assurance that we will be able to maintain effective internal control over financial reporting in the future, that misstatements due to error or fraud or otherwise will not occur, that all control issues have been detected or that we will be able to prepare our financial information on a timely basis. If our disclosure controls and procedures, including internal control over financial reporting, are not effective, it could have a material adverse effect on our business, results of operations and financial condition. Moreover, it could have an adverse effect on the price of our ordinary shares and ADSs and could subject us to regulatory scrutiny.

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

The instability of the regulatory framework, in particular the regulatory framework affecting financial institutions, could have a material adverse effect on financial institutions such as BBVA Argentina.

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

While the Macri Administration repealed part of the regulatory framework enacted by the Kirchner Administration, such as (i) the restrictions on the foreign exchange market, (ii) the regulations concerning minimum and maximum interest rates on certain loans and deposits, (iii) the requirements governing the flow of capital into Argentina, (iv) the percentage of foreign currency positions of financial institutions, (v) the monthly contributions that banks must set aside each month to fund the deposit guarantee fund, (vi) additional capital requirements for the dividend distribution, and (vii) the requirement of prior authorizations to increase commissions, it is still unclear whether the new regulatory framework will be stable and the impact that the new regulatory framework may have on our business.

Since the Fernández Administration assumed office, numerous new laws have been enacted and rules modified, among the most relevant of which are (i) the enactment of the Law of Social Solidarity and Productive Reactivation within the framework of the public emergency, providing for a 30% tax on foreign transactions; (ii) the obligation for banks to open universal free accounts to certain people (who have no bank account, and who wish to have access to a no-fee free savings account in pesos); (iii) a special treatment for UVA-adjusted mortgage loans designed to limit the impact of inflation and generally limit payments to a maximum of 35% of family income until February 2021); (iv) minimum interest rates were set for certain time deposits; (v) new requirements regarding certain fintech “virtual wallet” payment service providers were approved; (vi) the use of interbank debit for the payment of new credits is prohibited; (vii) a maximum nominal interest rate of 55% was set for credit card financing; (viii) reporting of increases and additions to bank fees for a period of 180 days from February 19, 2020 was prohibited; and (ix) according to Communication “A” 6768, financial institutions must have the prior authorization of the Central Bank of the Argentine Republic for the distribution of their results. In addition, on March 19, 2020, the BCRA issued Communication “A”6939 whereby the distribution of dividends was suspended until at least June 30, 2020. As a result, since the beginning of the Fernández Administration, banking activity has been more restrictively regulated, with the stated goal of economically protecting users of financial services.

The absence of a stable regulatory framework or the introduction of new regulations that affect the banking business could limit the ability of financial institutions, including BBVA Argentina, to make long-term decisions, such as asset-allocation decisions, and could cause uncertainty with respect to or otherwise adversely affect our future business, results of operations and financial condition. We cannot assure that laws and regulations currently governing the financial sector will not continue to change in the future or that any changes will not have a material adverse effect on our business, results of operations and financial condition.

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

Argentine corporate disclosure, governance and accounting standards may require us to provide different information than would be required under U.S. standards. This difference could limit investors’ ability to evaluate our business, results of operations and financial condition, and influence investors’ decisions whether to invest in our securities.

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

The Consolidated Financial Statements included in this annual report on Form 20-F have been prepared in accordance with IFRS-IASB. By contrast, the Bank’s statutory consolidated annual financial statements for the fiscal year ended December 31, 2019 were prepared pursuant to the reporting framework established by the Central Bank requiring supervised entities to submit financial statements prepared pursuant to IFRS-IASB, (i) with temporary exceptions from the application of (A) the impairment model in Section 5.5 Impairment of IFRS 9 Financial Instrument and (B) IAS 29 Financial Reporting in Hyperinflationary Economies, both of which are applicable under the Central Bank’s rules for the fiscal years beginning on or after January 1, 2020; and (ii) in accordance with (A) the standards prescribed by Memorandum No. 6/2017 Financial Reporting Framework Established by the BCRA issued on May 29, 2017 regarding the treatment to be applied to uncertain tax positions and (B) the instructions provided in Memorandum No. 7/2019 issued by the BCRA dated April 29, 2019, which set forth the accounting treatment to be applied to the remaining investment held by the Bank in Prisma Medios de Pago S.A. Because of such differences, our statutory consolidated annual financial statements for the fiscal year ended December 31, 2019 are not comparable with the Consolidated Financial Statements included herein. In addition, beyond those mentioned above, we will continue to have differences during the year 2020 between our statutory consolidated financial statements and the financial statements required by IFRS-IASB. We do not intend to report in accordance with IFRS-IASB on an interim basis during 2020. Consequently, our interim financial information for 2020 will not be comparable with the Consolidated Financial Statements and other information contained in this annual report on Form 20-F.

Accordingly, the information available about us will not be the same as the information available about a U.S. company. The fact that we report in IFRS-IASB for purposes of this annual report on Form 20-F whereas we report in IFRS-BCRA for local and interim reporting purposes, together with the differences in the accounting and disclosure requirements among IFRS-BCRA, IFRS-IASB and U.S. GAAP, could limit investors’ ability to evaluate our business, results of operations and financial condition, and influence investors’ decisions whether to invest in our securities.

The special rules that govern the priority of different stakeholders of financial institutions in Argentina, which give priority to depositors with respect to most other creditors, may negatively affect other stakeholders in case of judicial liquidation or bankruptcy of the Bank.

Argentine Law No. 24,485, in force since April 18, 1995 and as amended by Law No. 25,089, provides that in case of judicial liquidation or bankruptcy of a financial institution such as BBVA Argentina, all depositors, irrespective of the type, amount or currency of their deposits, will have general and absolute preferential rights with respect to all other creditors, except for certain labor credits and credits secured with a pledge or mortgage, to be paid with 100% of the funds deriving from the liquidation of our assets. In addition, depositors of any kind of deposits have special preferential rights over the remaining creditors of us, except for certain labor credits, to be paid with (i) any of our funds which may be held by the Central Bank as total reserves, (ii) any remaining funds of ours in existence as of the date on which our license is revoked, or (iii) any funds derived from the compulsory transfer of certain of our assets according to instructions of the Central Bank, in the following order of priority: (a) deposits made by legal entities up to Ps.5,000 per entity, or its equivalent in foreign currency, (b) deposits for terms exceeding 90 days and (c) all other deposits on a pro rata basis.

In case of a judicial liquidation or bankruptcy of a financial institution such as BBVA Argentina, shareholders may not be able to partially or completely recover their investment due to the priority imposed by law.

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

On December 28, 2017, the Argentine Congress enacted the tax reform law. The main taxes that are modified are those related to social security contributions, taxes on corporate and personal profits, bank credits and debits, gross income, stamp tax, value added tax, elimination of internal customs (subject to agreement with the provinces), environmental taxes (CO2) on fuels, transfer taxes on real estate and modifications to the customs code. The reform is to be implemented within one and five years (depending on each modification), which is expected to provide predictability to the changes and support the fiscal sustainability of the reform. These tax reforms are designed to promote investment, competitiveness and quality employment, by reducing tax evasion, to comply with the proposed fiscal goals and to move towards sustained development of the Argentine economy. Law No. 27,541 published on December 23, 2019 by Executive Order No. 99/19 declared a public emergency in financial, tax, administrative, pension, tariff, energy, health and social matters. The above mentioned law contains, among other issues, aspects related to retirement, changes in retirement assets, an increase in salaries set by the national executive power on a quarterly basis, the creation of a new tax of 30 percent applicable to the purchase of foreign currency , the portion of the tax on debits and credits is increased in the case of cash withdrawals with the exception of holders of micro and small enterprises according to the terms of section 2 of Law 24467. It also established regulations regarding personal property tax, income tax and internal taxes, among others. Moreover, the electricity and natural gas utility rate tables “within national jurisdiction” were fixed for 180 days.

We cannot assure you that these laws adopted by the Argentine Congress will achieve their stated goals or otherwise improve economic conditions in Argentina. If these laws are unsuccessful, they could have an adverse effect on the Argentine economy and, consequently, on our business, results of operations and financial condition.

There is uncertainty regarding financial sector reforms.

On January 10, 2018, the Argentine Executive Branch issued Decree No. 27/2018 (the “DNU”) whereby a series of new measures were implemented in order to facilitate public and private action by deregulating various markets and activities and simplifying standards. Much of the DNU is aimed at the financial sector, including Chapters II (on companies), III (on the trust fund for the development of entrepreneur capital MiPyMES (micro, small and medium businesses)), IX (which regulates the Argentine guarantee fund), X (on reciprocal guarantee companies), XVI (on the sustainability guarantee fund), XIX (on insurance), XX (on the actions of the financial information unit) and XXII (on access to credit and financial inclusion). The DNU aims in general to reduce government bureaucracy, simplify processes, improve the operation of the financial system and generate competition. We can provide no assurance that the DNU will achieve is intended results. Any failure of the DNU to achieve its goals could have a material adverse effect on our business, results of operations and financial condition.

ITEM 4. INFORMATION ON THE COMPANY

Recent Political and Economic Developments in Argentina

In 2018 activity, measured by GDP (Gross Domestic Product), declined by 2.5% in Argentina due to a severe drought and depreciation of the peso, in a fiscal austerity and very tight monetary policy scenario. Towards the end of September 2018, a new exchange-rate and monetary scheme was announced defining a floating band for the peso and reinforcing the contractionary tone of monetary policy. This scheme was maintained until the end of April 2019, when tensions on the exchange rate increased again, adding to the challenging inflation data of March 2019, leading the BCRA and the IMF to agree that the BCRA could intervene on the foreign exchange market at its discretion, rendering the floating band just a reference. This scheme controlled exchange rate volatility, in addition to the announcement of a freeze in utility rates, began a process of inflation deceleration.

Meanwhile, in April 2019 the IMF disbursed US$10.8 billion and in July 2019 it disbursed an additional US$5.4 billion. As a result, the undisbursed balance was reduced to US$44.9 billion of the total US$57.0 billion committed in the program signed in 2018.

Primary elections were held on August 11, 2019 leading to an adverse market reaction, declines in the exchange rate and an increasing lack of confidence in Argentine assets. The prices of Argentine government securities fell by 20% while local companies’ shares dropped more than 40% over a few days, while the U.S. dollar exchange rate exceeded Ps. 60 which implied a depreciation of more than 25% in just four days. The Central Bank was forced to intervene in the market, with relatively little success, by selling approximately US$2 billion from international reserves.

With access to international and domestic debt markets effectively closed due to, among other issues, Argentine country risk reaching 4,500 points, and in order to avoid default, the government decided to reprofile the short-term Argentine sovereign debt, and announced the beginning of a renegotiation with the IMF. The reprofiling measure affected approximately US$9 billion of short-term Argentine-law governed sovereign debt and primarily affected private sector investors.

Due to the strong macroeconomic instability, accompanied by the significant depreciation of the peso, the Central Bank decreed a series of measures aimed at restricting the exchange market. The main ones are the purchase limit of US$10,000 per month and the requirement that financial entities receive authorization in order to pay dividends.

Presidential elections took place on October 27, 2019, and the ticket of Alberto Fernández and Cristina Fernández de Kirchner (“Frente de Todos”) was elected in the first round, confirming the results obtained in the primary elections in the previous August.

In order to avoid an uncontrolled loss of reserves and minimize the volatility of the exchange rate, on September 1, 2019 the Central Bank decreed a tightening of the restriction on the purchase of currency. For individuals, the Argentine Central Bank established a maximum limit of US$200 for the purchase of foreign currency per calendar month across all entities authorized to trade in foreign exchange, as well as for purposes of formation of foreign assets, family assistance remittances, and transactions with derivatives.

Alberto Fernández assumed office on December 10, 2019. The first measures of the new administration were aimed at increasing taxes as well as new expenditures benefitting the most vulnerable sectors of the population. These measures are mainly contained in the Social Solidarity and Productive Reactivation Law. In addition, in the same line with the former administration, the government decided to again reprofile US$9 billion of short-term Argentine-law governed sovereign debt which same debt had already previously been reprofiled).

In the year ended December 31, 2019, GDP fell 2.2%, while inflation reached 53.8% and the peso depreciated 54.8%.

Economic Data

•	Economic Activity

During 2018 economic activity measured by GDP fell 2.5% compared to 2017, which followed a 2.7% growth in 2017. For 2019 the GDP decreased by 2.2% primarily due to decreases in consumption and investment, due to uncertainty in a highly restrictive monetary and fiscal scenario.

The decline in activity eroded the labor market in 2019, with the unemployment rate increasing to 9.8%, an increase of 0.7 percentage points from the 9.2% recorded in 2018.

•	Prices

The domestic CPI increased by 47.6% in 2018, reflecting an acceleration of inflation compared to 24.8% in 2017, mainly due to the exchange market and financial crisis during 2018. Core inflation reached 47.7% in 2018. Healthcare prices were the most affected, increasing by 66.8% during 2018, followed by food and beverages which increased 51.2%.

The domestic CPI increased by 53.8% in 2019, reflecting an acceleration of inflation compared to 47.6% in 2018, mainly as a result of the depreciation of the peso, partially offset by government intervention in the prices of several utilities in the first quarter of 2019.

Core inflation reached 56.7% as a result of the effect of devaluation on prices. Healthcare prices increased by 72.1%, communication prices increased by 63.9%, household furniture and maintenance prices increased by 63.7%, food and beverages prices increased by 56.8% and miscellaneous goods and services increased by 55.9%.

•	Public Finances

The domestic public sector recorded a primary deficit of Ps.95,122 million in 2019, accounting for approximately 0.44% of GDP. This result reflects a 72.0% decrease compared to the deficit in the previous year.

Primary public spending showed a year-on-year 37.2% increase, while revenues from the public sector increased 51.4%. Repayment of interest on public debt increased by 86.2% as a result of both an increase in indebtedness and the effect of devaluation on liabilities denominated in foreign currency. The overall deficit reached Ps.819,407 million, accounting for a 12.6% increase compared to 2018.

With respect to spending, in 2019 there was a year-on-year 12.4% increase in capital spending while subsidies to economic sectors rose by 20.3%, to partially offset the effect of devaluation on the price of energy. Total welfare benefits increased by 46.6%, operating expenditures increased by 31.6% and transfers from the federal government to the provinces increased by 61.3%.

Tax revenues rose by 48.2% in 2019 primarily due to increases in revenues from export duties, which increased by 304.6%.

•	External Sector

The trade surplus in 2019 reached US$15,990 million, a sharp reversal compared to the deficit of US$3,823 million in the previous year. This result is a consequence of exports totaling US$65,115 million, 5.7% higher than the previous year. Exports of primary products increased by 25.1%, agricultural manufacturers, which represent 36.8% of total exports, grew by 4.5% while industrial exports fell by 6.8% and fuel and energy exports increased by 4.1%.

On the other hand, imports reached US$49,125 million in 2019, a 25.0% decrease compared to 2018. All categories of imports experienced decreases as a result the contraction of the economy and the impact of devaluation of the peso. The greatest decline was in passenger motor vehicles which decreased by 55.2%.

The current account deficit of the balance of payments amounted to US$3,631 million in 2019, 86.7% lower than the previous year. The external sector experienced a rapid adjustment accelerated by foreign exchange controls.

In the foreign exchange market, the peso depreciated by 58.4% in 2019, and the exchange rate reached 59.90 Ps./US$ as of December 30, 2019. The market experienced three main phases during the year. From the end of 2018 to April 2019, the Central Bank used exchange rate bands, allowing the exchange rate to fluctuate within certain limits, but foreign exchange was very volatile, the peso depreciated by 16%, and the exchange rate reached 44.01 Ps./US$. At the end of April the IMF and the BCRA agreed to allow a managed floating exchange rate, which allowed the Central Bank to freely intervene in order to mitigate the effect of volatile periods. During the three following months, from May to July, the peso fell 3.2% against the U.S. dollar to 45.40 Ps./US$. However, on August 12, 2019, the primary election result triggered a sell-off of Argentine assets, causing the peso to depreciate 31.9%.

International reserves were US$44,781 million as of the end of the year, a US$21,025 million decrease compared to the balance as of December 31, 2018, mainly due to payments on debt, intervention in the foreign exchange market and a decrease in banks’ legal required deposits due to the drain of deposits in U.S. dollars.

Monetary Policy

In 2019, the monetary policy regime was characterized by a stringent control of the monetary base and the definition of an exchange rate “floating zone”. This scheme was implemented in the context of a stand-by agreement with the IMF, coupled with an objective of fiscal consolidation. The aim of this plan was to stabilize inflation and reduce foreign exchange market pressures, after the sudden reversal of capital flows suffered by the country in 2018. The Central Bank set a target of 0% growth of the monetary base throughout the year (as adjusted to deal with seasonality issues and foreign exchange interventions).

During the first two months of 2019, this policy was successful in bringing down inflation and nominal volatility of the economy. But a new episode of foreign exchange volatility arose in March and April, contributing to a new acceleration of inflation. Against this backdrop, the BCRA tightened even more the monetary targets for the year (suspending the seasonal increases of monetary base pre-scheduled for June and December) and announced on April 29, 2019 that it would start to intervene directly in the foreign exchange market in the event of excessive volatility. These announcements stabilized the currency until the primary elections. The exchange rate started the year at 37.93 Ps./US$ and, after all the aforementioned events, it finally stood at 45.40 Ps./US$ on the last trading day before of the primary elections, August 9, 2019.

In the primary elections of August 11, 2019, President Macri was clearly defeated by Alberto Fernández, the candidate of the “Frente de Todos” party. The unexpectedly wide difference in favor of Fernández was perceived by the market as a very disruptive event, and the currency lost nearly 30% of its value in the following three days, from 45.40 Ps./US$ on Friday, August 9, 2019, to 58.83 Ps./US$ on Monday, August 12, 2019, in a context of high uncertainty about the future of the Argentine economy. The BCRA started to sell reserves to stop the declines. A week after the elections, the Minister of Finance, Nicolás Dujovne, resigned, and Hernán Lacunza succeeded him.

In the face of significant (and increasing) capital outflows and high short-term debt maturities due within the subsequent weeks, Minister Lacunza unilaterally reprofiled short-term treasury bills (US$ and peso-denominated), postponing the maturities of those securities for 180 days (except for those in the hands of individuals). That decision triggered an acceleration of capital outflows and foreign exchange deposits withdrawals from domestic Argentine banks. In this context, international reserves fell 18.4% (US$ 12.2 billion) between August 9 and August 30, 2019.

In order to deal with this situation, President Macri issued a decree (No. 619/2019) instructing the BCRA to implement foreign exchange restrictions, combined with the obligation for exporters to sell in the official market all the dollars derived from their exports. Thus, the monetary authority set a monthly limit of US$ 10,000 for foreign currency purchases without specific application (i.e., it set no limits for imports or debt repayments), among other measures, effective beginning September 1, 2019. These regulations helped to reduce capital outflows and foreign exchange volatility until the presidential elections on October 27, 2019.

However, international reserves continued falling, reaching US$ 43.5 billion on October 25, 2019 (from reserves of US$ 66.3 billion registered on August 9, 2019), as the foreign exchange deposit withdrawals went on at a fast as the government used nearly US$ 8.2 billion to meet debt obligations, and the BCRA kept selling dollars and buying pesos in the market to stop devaluation pressures (US$ 7.4 billion) during this time frame.

Alberto Fernández won the presidential elections on October 27, 2019, and the same night the BCRA reduced drastically the limit for foreign currency purchases. For individuals, the Argentine Central Bank established a maximum limit of US$200 for the purchase of foreign currency per calendar month across all entities authorized to trade in foreign exchange, as well as for purposes of formation of foreign assets, family assistance remittances, and transactions with derivatives. As a result, foreign exchange demand in the official market dwindled nearly to zero, while alternative and parallel exchange rates started to rise and gain relevance in terms of volume.

The new president assumed office on December 10, 2019. A week later, the government sent the “Social Solidarity and Productive Reactivation Law” to the Congress, which was passed on December 23 (Law Nº 27.541). Among other measures, by this law the government increased export taxes and levied a 30% tax on foreign exchange purchases for tourism, expenditures abroad, or without specific application. The other previously implemented foreign exchange restrictions remained unchanged.

The main monetary policy instrument throughout the year was the LELIQ, a BCRA security created to manage monetary conditions of the economy, and its interest rate was the key reference for the financial system. As the monetary policy was particularly stringent all year long, the LELIQ rate remained at high levels throughout the year, with an average annual rate of 65%. Alberto Fernández stated clearly his intention to prompt a fast and marked monetary easing during the first months of his term. During December 2019, the monetary policy rate was lowered from 63% to 55%, with a subsequent increase in the monetary base. The other interest rates of the economy have evolved consistent with the evolution of the LELIQ rate.

As a result of all these events, the monetary base grew by 29.7% in the year, with a marked difference between its evolution during the period from December 2018 to October 2019 (when the monetary base grew by only 3.7%) and its behavior from October to December 2019 (when it grew by 25%). The current account balances of banks at BCRA increased by 23.7% (as the BCRA reduced minimum liquidity requirements throughout the year), while the cash held by the public rose by 35%. The monetary aggregate M2 (which includes cash plus sight deposits), measured in balances, grew by 34.9% in 2019, in line with the behavior of the cash demand.

Financial System

All comparisons of the financial system contained in this annual report on Form 20-F are presented in nominal terms.

The rise in interest rates, strong depreciation of the peso and economic uncertainty had an impact on the operation of the financial system throughout the year, especially after the primary election in August. Total deposits denominated in pesos grew 23.3% during 2019, while deposits held exclusively by the private sector increased by 35.3%.

Sight deposits grew 45.9% during 2019 while term deposits grew just 24.7%. Term deposits indexed by the benchmark stabilization coefficient/purchasing power unit (CER/UVA) increased 18.9% during 2019 in comparison with 24.8% for traditional terms deposits.

Dollar-denominated deposits fell 32.9% during 2019, with most of the declines after August 2019.

The loans growth performance in 2019, both for individuals and companies, was negatively impacted mainly due to high interest rates, the Central Bank tight monetary policy and high uncertainty. The stock of peso-denominated loans granted to the non-financial private sector grew by 18.3% in the year. Disbursements were led by credit cards which rose by 47.0%. Dollar-denominated loans fell by 32.5% in dollar terms; in line with U.S. dollar-denominated deposits.

The movement of lending and borrowing rates was highly influenced by the rise in the BCRA policy rate (Leliq rate) which was at 53.69% in January 2019 but reached almost 78.37% in September, before ending at 55.00% on December 30, 2019.

The Badlar interest rate (interest on deposits in excess of Ps.1 million) of private banks, stated in monthly averages, was 45.9% at the start of 2019 and rose to 59.85% in September, decelerating to 41.75% in December 2019.

A. History and development of the company

BBVA Argentina, an Argentine corporation (sociedad anónima or “S.A.”), was duly incorporated under the name Banco Francés del Río de la Plata S.A. on October 14, 1886. The Bank has registered its office in Avenida Córdoba 111 31st floor, C1054AAA, Ciudad Autónoma de Buenos Aires, Argentina; telephone number 54-11-4346-4000. The Bank’s agent in the United States for U.S. federal securities law purposes is CT Corporation System, currently with offices at 28 Liberty Street, New York, New York 10005.

BBVA Argentina’s original by-laws were approved on November 20, 1886 by a decree recorded in the Public Registry of Commerce of the City of Buenos Aires, and the last amendment was recorded on October 17, 2019. Pursuant to its current corporate by-laws, the Bank will terminate its activities on December 31, 2080, unless this term is extended by the shareholders. On April 24, 2019, the ordinary and extraordinary general meeting of shareholders approved the change of the Bank’s corporate name to “BBVA Argentina S.A.” and the consequent amendment to the Bylaws to reflect the new corporate name. Notwithstanding the foregoing, in response to a BCRA requirement and based on the authorization granted by the shareholders’ meeting, the Board of Directors, at its meeting held on May 28, 2019, decided to adopt the denomination “Banco BBVA Argentina S.A.”.

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

On March 8, 2019, the respective boards of BBVA Argentina and BBVA Francés Valores S.A. approved the merger of the two companies, and on April 24, 2019, the respective shareholders’ meetings approved the transaction. Currently, the transaction is pending authorization by the Argentine Superintendence of Corporations (“IGJ”).

On March 26, 2019 Mr. Jorge Bledel presented, and the Board of Directors accepted, his resignation as member of the Board. The shareholders’ meeting held on April 24, 2019 elected Mrs. María Isabel Goiri Lartitegui to succeed Mr. Jorge Bledel, and she became the new chairwoman of the Board. Through Resolution No. 161 dated July 25, 2019, the BCRA declined to comment on the appointment of Ms. Goiri Lartitegui as chairwoman of the Board.

On April 24, 2019, the ordinary and extraordinary general meeting of shareholders approved the change of the Bank’s corporate name to “BBVA Argentina S.A.” and the consequent amendment to the Bylaws to reflect the new corporate name. Notwithstanding the foregoing, in response to a BCRA requirement and based on the authorization granted by the shareholders’ meeting, the Board of Directors, at its meeting held on May 28, 2019, decided to adopt the denomination “Banco BBVA Argentina S.A.”. The BCRA through resolution No. 166 dated July 25, 2019 made no remarks on said change of corporate name, which has been duly registered before the IGJ. In addition, in the aforementioned shareholders’ meeting amendments to sections 6 and 15 of the bylaws was approved. The revised bylaws were duly registered before the IGJ on October 17, 2019, under No. 21332 Book 97 of stock companies.

BBVA Tower

On July 10, 2013, BBVA Argentina and Consultatio S.A. signed a sale and purchase agreement, under which the Bank acquired 23 of the 33 floors of the building under construction by Consultatio S.A., which became the “BBVA Tower”. This was the largest corporate headquarters real estate development project in the Republic and was part of the plan designed in 2010 by the Bank to unify its core areas, which were divided among 10 buildings in the City of Buenos Aires.

The BBVA Tower is the image of leadership, innovation and excellence, and a clear evidence of the commitment of BBVA Argentina to its employees as well as to the Republic. It meets the highest sustainability standards and was awarded a LEED Gold Certification (Leadership in Energy & Environmental Design), recognizing that the building is environmentally sustainable and a healthy space to work in.

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

As a result of the completion of the process, the Bank has decided to offer for sale certain buildings where its central offices were located. At the Board meeting of June 26, 2018, it was decided to accept a purchase offer for the properties located at Reconquista 40, Presidente Perón 362, Maipú 356 functional unit 16, Bolívar 501 and Mexico 628 functional unit 1, all within the Autonomous City of Buenos Aires. On July 5, 2018, the sale of these properties was finalized.

B. Business overview

BBVA Argentina is a subsidiary of Banco Bilbao Vizcaya Argentaria S.A., its main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including individuals, SMEs, and large companies.

BBVA Argentina’s corporate purpose is to bring the age of opportunities to everyone, based on its customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, we think big and we are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

The Bank was one of the first companies to be listed on the Buenos Aires Stock Exchange (now ByMA), quoting since 1888 (ticker: BBAR). It also has been listed on Mercado Abierto Electrónico (MAE) since 2018. Its shares in the form of American Depositary Shares (ADSs) have been listed on the New York Stock Exchange (NYSE) since 1993 (ticker: BBAR) and on the Madrid-based Mercado de Valores Latinoamericanos (LATIBEX) since December 1999 (ticker: XBBAR).

As of June 7, 2019, the BBVA Group adopted a globally standardized trademark, “BBVA”, in addition to a new company logo in line with the digital world. This new identity reflects the BBVA Group’s values, especially “We are one team”, which emphasizes the importance of the people who work within the BBVA Group and their commitment to the BBVA project. In Argentina, the former BBVA Francés is now BBVA Argentina. The legal name has been changed to Banco BBVA Argentina S.A., which was approved by the BCRA on July 25, 2019. Following this new brand identity, the Bank’s symbol on NYSE, MAE and ByMA exchanges were changed to BBAR, and on LATIBEX it was changed to XBBAR.

As of December 31, 2019, the Bank had total consolidated assets of Ps.454.2 billion, of which Ps.195.1 billion were the total loan portfolio. Regarding liabilities, the Bank had consolidated total liabilities of Ps.369.8 billion, of which Ps.294.0 billion were total deposits. Total shareholders’ equity was Ps.82.8 billion, on a consolidated basis. Consolidated net income for the year ended December 31, 2019, was Ps.16.0 billion and consolidated net loss for the year ended December 31, 2018 was Ps.2.3 billion.

As of December 31, 2019, BBVA Argentina is the fourth largest privately owned bank in Argentina in terms of private loans, with 6.1% of total banking system loans on an unconsolidated basis, and 7.7% of total banking system loans on a consolidated basis. Market share as of December 31, 2019 for retail loans (including personal, mortgage, credit card and pledge-loans) was 7.5% on an unconsolidated basis and 8.6% on a consolidated basis. For commercial loans (including discounted documents, overdrafts and other loans) market share as of December 31, 2019 was 6.3% on an unconsolidated basis 6.7% on a consolidated basis. As of December 31, 2019, BBVA Argentina is the third largest local, private bank in Argentina in terms of private deposits, with a 7.2% market share of total banking system deposits.

As presented in this annual report on Form 20-F, market share data is based on data published by the Central Bank which has not been inflation adjusted. As such, certain information presented in this annual report as adjusted for inflation may not be directly comparable to information published by the Central Bank.

Through its universal banking platform, the Bank provides a broad range of financial and non-financial services both to individuals and companies throughout Argentina, going across all segments of the population, including retail and commercial banking, insurance, asset management, securities brokerage, and investment banking products and services. BBVA Argentina believes the wide range of financial solutions offered to its customers, complemented by unique strategic alliances and partners, as well as the capacity to leverage the BBVA Group’s global expertise, relationships and technological platform, gives it a significant competitive edge compared to other Argentine companies in the financial sector. Such competitive advantages place it in a privileged position to capture opportunities and capitalize on the potential consolidation of a fragmented banking sector.

The Bank manages the following entity-wide business lines:

•

Retail banking, through which it offers financial services to individuals across all income segments. The Bank’s main retail banking products include checking and savings accounts, time deposits, credit cards, personal and secured loans (primarily automobile loans), mortgages, insurance and investment products. Despite the Bank’s historically strong presence within the middle-income and affluent segments of the population, its products and distribution channels are designed to attract clients across all client segments. As of December 31, 2019, there were approximately 2.6 million active retail banking clients, compared with 2.5 million active retail banking clients as of December 31, 2018. The Bank’s retail banking strategy is focused on growing the client base, expanding its product and services offered, particularly in underdeveloped products (such as mortgages) and products where it sees potential increase in market share (such as personal loans), apart from leveraging its technological platform to enhance clients’ banking experience. The Bank’s market share for personal and mortgage loans as of December 31, 2019, was 5.0% and 3.2% respectively. In terms of secured loans, the Bank’s market share was 1.1% on an unconsolidated basis and 14.5% on a consolidated basis. In terms of credit card loans, the Bank’s market share was 12.2% and 15.4% for financing and consumption, respectively. As of December 31, 2019, 2018 and 2017, we had total loans and advances of Ps.109.5 billion, Ps.118.4 billion and Ps.123.8 billion, respectively, and total deposits of Ps.201.3 billion, Ps.277.8 billion and Ps.248.0 billion, respectively.

•

Small and medium-sized companies (SMEs) through which the Bank offers financial services primarily to local private-sector companies. The Bank’s main SME products include financing products, factoring, checking accounts, time deposits, transactional and payroll services, insurance and investment products. As of December 31, 2019, the Bank had more than 58 thousand SME clients. Small and medium-sized companies are a key element for economic growth in Argentina, and the Bank is focused on expanding the number of clients it serves and on being a strategic ally to its SME clients, supporting them with tailored products and transactional solutions, as well as with differentiated customer support through its 251 branches. As of December 31, 2019, 2018 and 2017, we had total loans and advances of Ps.47.0 billion, Ps.80.7 billion and Ps.97.6 billion, respectively, and total deposits of Ps.68.2 billion, Ps.75.7 billion and Ps.71.6 billion for the same periods, respectively.

•

Corporate and investment banking (CIB), through which the Bank offers financial services to some of the largest Argentine corporations and multinational companies operating in Argentina. Corporate banking is divided by industry sector: consumers, heavy industries, and energy, providing customized services to large companies. In addition to the products offered to SME company clients, corporate and investment banking clients are provided with global transaction services, global markets solutions such as risk management and securities brokerage, long term financing products including project finance and syndicated loans, and corporate finance services including mergers and acquisitions and capital markets advisory services. As of December 31, 2019, the Bank had more than 700 corporate banking clients, which included substantially all of the largest corporates and multinational companies in Argentina. Within the CIB business line, the Bank is focused on leveraging the deep expertise of its industry-focused relationship executives, supported by the BBVA Group’s global network, to continue to provide bespoke global financial solutions to its corporate client base. BBVA Argentina is focused on being a trusted partner for its corporate clients as they seek to finance investment opportunities, particularly within certain sectors of the economy where investment has lagged such as telecommunications, energy and infrastructure. As of December 31, 2019, 2018 and 2017, we had total loans and advances of Ps.38.6 billion, Ps.80.3 billion and Ps.69.4 billion, respectively, and total deposits of Ps.24.5 billion, Ps.45.6 billion and Ps.30.0 billion for the same periods, respectively.

BBVA Argentina offers its products and services through a wide multiple-channel distribution network with presence in all the Argentine provinces and in the City of Buenos Aires, servicing 2.7 million active clients as of December 31, 2019. This network includes 251 branches, which provide services to the retail segment and to small and medium-sized companies, corporations and institutions. Complementing the distribution network, as of December 31, 2019 there were 15 in-company branches, six points of sales (contact points that only offer automated services and sales support, but have no approval by the BCRA to operate as a branch), two points of express support (branches without in-person customer service), 887 ATMs and 862 self-service terminals (“SSTs”, (terminals that allow transactions without the need of a personal code or ID number). As of December 31, 2018, the Bank had 252 branches, 18 in-company branches, 7 points of sales, one point of express support, 845 ATMs and 797 SSTs.

Additionally, BBVA Argentina provides an electronic banking service, a modern, secure and functional internet banking platform (bbva.com.ar) and mobile banking apps such as BBVA Móvil and Go. As of December 31, 2019, the Bank had 1.7 million active digital clients and 1.4 million mobile clients. The Bank (including subsidiaries) had a total number of 6,321 employees as of December 31, 2019 compared to 6,104 employees as of December 31, 2018.

The distribution network is complemented by commercial alliances and distribution channels. Commercial alliances include Lan Argentina S.A. (LATAM Airlines), MOVE Concerts Argentina S.A. (MOVE), Oymyakon S.A. (PopArt) and Medios y Contenidos Producciones S.A. (RGB Entertainment), the last three within the entertainment sector. Distribution channels include credit card programs with Club Atlético River Plate Asociación Civil and Club Atlético Boca Juniors Asociación Civil, Argentine soccer clubs, Ritenere S.A. (La Caja Seguros) within the insurance sector, as well as the agreements with automobile companies Peugeot Citroen, Renault and Volkswagen. All of them have allowed the Bank to expand its client reach cost-effectively, and further expand its points of presence while enhancing its value proposition.

BBVA Argentina has invested in its physical and digital distribution network, making it possible to offer a differential, flexible, convenient banking experience to its customers. In addition, the Bank considers that with the existing distribution structure, it has the necessary reach and scale to facilitate expected growth while improving its operating efficiency, number of customers and products. The following table sets forth information regarding our footprint by province as of December 31, 2019:

		Points of Express				In-Company
	Branches	Support	ATMs	SSTs	Points of Sale	Banks
Ciudad Autónoma de Buenos Aires	83	1	283	277	1	4
Buenos Aires	85	0	337	293	2	9
Catamarca	1	0	3	3	0	0
Córdoba	15	0	32	48	0	0
Corrientes	2	0	9	6	0	0
Chaco	2	0	7	9	0	0
Chubut	5	0	15	14	1	0
Entre Ríos	6	0	15	16	0	0
Formosa	1	0	5	6	0	0
Jujuy	1	0	2	3	0	0
La Pampa	2	0	3	7	0	0
La Rioja	1	0	4	4	0	0
Mendoza	11	0	33	36	0	0
Misiones	2	0	6	10	0	0
Neuquén	4	0	14	12	0	0
Rĺo Negro	3	0	10	11	0	1
Salta	2	0	7	10	0	0
San Juan	2	0	10	11	0	0
San Luis	2	0	6	7	0	0
Santa Cruz	3	0	9	7	0	0
Santa Fe	11	0	43	45	2	1
Santiago del Estero	2	0	7	7	0	0
Tucumán	3	1	18	16	0	0
Tierra del Fuego	2	0	9	4	0	0

Total	251	2	887	862	6	15

Strategy

BBVA Argentina has identified transformation and growth as the drivers of its strategy.

Transformation

BBVA Argentina focuses on transformation based on the conviction that client experience will be the decisive differentiating factor in the success of the Bank in the coming years. Moreover, the financial intermediation activity is aligned with the technological revolution reshaping most industries, forcing the Bank to reconsider and redesign the model to service, attract and interact with customers in general.

The following describes the Bank’s primary transformative initiatives in 2019:

Digital Transformation

The Bank’s digital transformation began in 2015 with an expanded digital presence in Google and Facebook. In the 2017-2019 period the Bank’s digital strategy became more sophisticated by adding leading digital applications and focusing on excellence in user experience and digital sales solutions, thus supplementing the Bank’s traditional channels to become more productive and increase the number of clients.

BBVA Argentina believes that this transformation distinguishes it from its competitors in terms of quality of service, while seeking to leverage data and technology to design product and service offerings that meet customer needs.

The Bank’s digital transformation strategy is primarily focused on increasing client self-service through digital tools, growing in an open market and improving points of physical contact with clients. BBVA Argentina has been focused on developing an omni-channel service model, in which physical branches are just one way among many of connecting with clients. While the Bank has an extensive countrywide branch network present in all provinces, the role of branches is changing and is expected to continue to change. More and more value-added transactions are expected to be served personally, while other types of transactions will be increasingly undertaken through digital channels.

In sum, the Bank’s digital transformation process is an essential element of its strategy, from both business and growth perspectives, which enables it to connect and serve clients in a manner consistent with their expectations, as reflected in the Bank’s consistently high NPS (Net Promoter Score). It also contributes to the Bank’s efficiency, paving the way for a better use of resources and delivering a competitive advantage.

Cultural Transformation—Agile

In 2019 the Bank undertook a cultural transformation under the name and concept of “agile”, with a focus on always putting the customer first and finding solutions to their needs. Under this new model the Bank implemented a new organizational structure, providing greater resources to teams and new working methodologies including reorganization of roles and tasks, open communication and synergies fostered by open plan workspaces, and the latest technology available.

Growth

In 2019 BBVA Argentina reaffirmed its goal to increase its market share and is now one of the leading banks in the Argentine financial system. The Bank has implemented an ambitious growth plan which includes the expansion of the customer base, both for individuals and companies, as well as expanding the size of its balance sheet. This growth plan, which was implemented by BBVA Argentina beginning in 2017, continued during 2019 in terms of client base expansion, with an increase of over 137 thousand active clients during 2019, reaching an aggregate of 2.6 million retail clients as of December 31, 2019. With respect to small and medium-sized companies, BBVA Argentina reorganized the management model for this client segment, providing service to small and medium-sized companies throughout the entire branch network, thus enabling greater penetration of and approach to smaller companies, achieving a client base of approximately 48 thousand companies as of December 31, 2019.

2019 Highlights

BBVA Argentina closed its fiscal year ended December 31, 2019 as one of the leading financial institutions in the Argentine financial system.

The total loan portfolio of BBVA Argentina amounted to Ps.195.1 billion as of December 31, 2019, which reflected a 30.1% decrease year-on-year, while private loans amounted to Ps.190.0 billion, decreasing 28.2% year-on-year. As a result, the Bank had a private loans consolidated market share of 6.9% as of December 31, 2019 (based on BCRA market information).

The Bank’s growth plan has focused on products and segments that the Bank considers vital for economic development of both customers and Argentina as a whole in the coming years. Loans decreased by 30.1% from December 31, 2018 to December 31, 2019, with the Bank’s market share falling from 7.7% as of December 31, 2018 to 6.9% as of December 31, 2019, a decrease of 76 bps (based on BCRA market information).

BBVA Argentina has been focused on attempting to gain market share for its core products in a recessionary and volatile economic environment. It increased its share in the credit card business, both in financing and consumption, which were 12.2% and 15.4%, respectively, increasing 128 bps and 139 bps, respectively, from December 31, 2018 to December 31, 2019. In the retail business there was a decrease in personal loans market share, which was 5.0% as of December 31, 2019, a decrease of 29 bps compared to its market share as of December 31, 2018 (based on BCRA market information). In addition, the market share for commercial loans decreased 300 bps over the same period (based on BCRA market information).

With respect to liabilities, as of December 31, 2019 total deposits amounted to Ps.294.0 billion, decreasing 26.4% over the prior twelve months, over which period our sight account deposits (checking and savings accounts) fell 22.6%, whereas time deposits decreased 34.7%. As of December 31, 2019, saving and checking accounts amounted to Ps.201.8 billion. The Bank’s market share for private sector deposits decreased 86 bps reaching 7.1% as of December 31, 2019 (based on BCRA market information).

The Bank considers funding from deposits as a vital component in its financing given the lack of depth of the Argentine capital markets and difficulties of Argentine companies in accessing international capital markets, especially in the retail and middle market segments.

On December 12, 2019, BBVA Argentina issued Class 28 of its floating rate corporate bonds for Ps.1,967 million (nominal value). These bonds have a maturity of six months after issuance and pay quarterly coupons at a floating rate of Private BADLAR+4%.

Business Lines

Below is an overview of each of our principal business lines and their evolution during 2019.

Retail Banking

In 2019, Retail Banking focused on the following products:

Personal Loans

BBVA Argentina has continued offering a broad range of products across all sales channels, and has taken strategic pricing actions during the year, which yielded good spreads.

As of December 31, 2019, BBVA Argentina had a total market share of 5.0%, a decrease of 30 b.p. compared to December 31, 2018 (based on BCRA market information).

The Bank has maintained its product communication campaign in the media and has continued to grow in web and mobile placement, with digital sales accounting for 61% of total sales during 2019.

Mortgages

During 2019, the Bank reinforced the several business alliances it has built through the real estate channel, and its relationships with various developers and search portals.

The mortgage market during 2019 was affected by the overall situation of the real estate market, which has continued displaying a declining trend. As of December 31, 2019, BBVA Argentina accounted for 3.15% of the total market, a decrease of 21 b.p. compared to 3.36% as of December 31, 2018.

Car Loans

Despite 2019 not being favorable for the car industry, the Bank has advanced several business opportunities:

•	Development of its motorcycle financing business. During 2019, more than 50% of the transactions of this product segment came from BBVA Argentina’s alliances with motorcycle companies.

•

During 2019, the Bank has digitalized the operation of secured loans, making significant progress to deploy the migration to digitally-signed forms and secured loans during 2020, which will eliminate a substantial amount of paper, and reduce the need for handling and filing paper-based documents.

•

At year-end, BBVA Argentina and its affiliates recorded a 43% share in origination of secured loans to buy new vehicles for personal use, and accounted for 14.48% of the total market share in pesos, including second-hand, utility, agricultural, and heavy vehicles.

The Bank has also expanded the scope of its business with PSA. In this regard, PSA Finance endeavored to develop the wholesale financing business for the brands Peugeot – Citroën – Ds (sales from car manufacturers to dealers) from PSA, with an ambitious financial plan.

Credit Cards

•	Sponsorships: The Bank continued with its sponsorship agreements in the form of alliances with Move Concerts, RGB and Popart (entertainment production companies).

•

Alliances—BBVA Go: BBVA Argentina keeps developing its reward platform, including the major spending categories, by advertising discounts and installment plans, both for customers and non-customers. BBVA GO kicked off its new brand, reaching 1.1 million downloads in 2019, with a monthly average activity level of nine sessions per user and a NPS of 61%.

•

LATAM Pass: During 2019, the Bank completed promotional campaigns to redeem miles for air tickets and catalog products. Beginning in 2019, customers could check their mile balance through homebanking and BBVA GO. BBVA Argentina’s customers could also buy miles, obtaining a 50% discount off the full price. Premium and Premium World customers enjoy additional benefits in point accrual, access to VIP lounges, and cabin upgrades.

•

Merchant Acquisition: The Bank has continued offering the LATAM Pass program and the Credit Card Spot Payment program for merchants processing their credit card transactions with BBVA Argentina, and has developed new channels for this product.

Time Deposits

During 2019, the Bank remained focused on the goal stated in 2018 of increasing its customer base within the Classic and High-income segments, by means of a multi-channel strategy, including in-branch account executives, private banking, BBVA Investments, Remote or Direct Account Executives, and the web and mobile channels.

The Bank launched new products, such as the On-line Time Deposit for non-customers.

Significant progress was made in digitizing Time Deposit customers (more than 65% of certificates of deposits are digital at the end of 2019.

Small and Medium-sized Companies

In 2019, improvements were made in all processes, in line with the development of the market and the needs of SME Banking customers.

•

Customer acquisition: The Bank increased the number of new customers by 200% in 2019 compared with the previous year, and by 330% compared with 2017, while enhancing the workflows and response time to open up checking accounts by digital means.

•

Self-service: The Bank has continued with its endeavors to develop digital tools, delivering an offering of lending, borrowing and transactional products and services, with utilization levels in excess of 70% in some cases.

•

Market share: With specific focus on short-term lending products, during 2019 the Bank led the market share in assignment of checks between public and private banks, leveraging a strategy based on rates which remain stable and competitive, in spite of the economic conditions prevailing during the year, as well as digital tools (web-based and App).

The Bank has continued enhancing its penetration in the smallest SME customer segment. These customers rely on a fewer number of banks and appreciate service quality which, in the case of BBVA Argentina, has been highly regarded by the market.

During 2019, the Bank incorporated more than 68,000 new payroll direct deposits, including approximately 58,000 active customers, having gained more than 19,000 net customers.

In 2019, small and medium-sized companies banking focused on the following products:

Foreign Trade

Exports in 2019 rose by 9.4% year-on-year, while imports declined by 21.9%.

Furthermore, effective since September 1, 2019, the Argentine Central Bank enacted regulations governing the foreign exchange market, introducing certain amendments and revisions through Communication “A” 6844.

Among other things, the Argentine Central Bank reinstated the obligation of repatriating foreign currency from exports, services, and disposal of non-financial non-produced assets. The Argentine Central Bank also amended the Import Payment Monitoring System (SEPAIMPO), and the guidelines concerning the trading of foreign currency from the export of goods (SECOEXPO), and advance payments and other financing for exports of goods.

For individuals, the Argentine Central Bank established a maximum limit of US$200 for the purchase of foreign currency per calendar month across all entities authorized to trade in foreign exchange, as well as for purposes of formation of foreign assets, family assistance remittances, and transactions with derivatives.

Some key milestones:

•

For ten consecutive quarters, BBVA Argentina has maintained its leadership position in the Argentine Central Bank’s ranking of Financial Institutions engaged in Import Payments, with a 22.4% share as of December 31, 2019.

•	BBVA Argentina has ranked second in the Argentine Central Bank’s Ranking of Financial Institutions engaged in Export Collections, with a 14.2% share as of December 31, 2019.

•	During 2019, the Bank added 684 active customers. Considering all segments, the year commenced with 6,814 active customers and ended with 7,498.

•	During 2019, the use of the BBVA Cash platform reached 77%. Given the regulatory changes, the usage rate during December declined to 63%.

•	The US-dollar portfolio experienced a strong decline, due to the prevailing economic conditions, totaling US$352 million as of December 31, 2019.

•	The portfolio in pesos grew considerably, totaling Ps.2,594 million as of December 31, 2019.

•	New digital products to be implemented:

•	Payment Orders on BBVA Netcash

•	New functionalities on Cash

To keep growing our customer base, digitizing and empowering our business in 2020, the Bank took the following actions:

•	Implemented the Second Stage of the product “Transfers Abroad by Individuals” on BBVA Netcash”.

•	Adapted interest rates for certain types of customers based on their customer profiles and the types of products used.

•	Implemented plans to continue shortening the approval times for assigning new or changing existing ratings.

•	Made plans to deploy GPI Swift in February 2020 and expects to make available information to customers for them to be able to follow up on their collections and payments in 2020.

•	In light of the recently enacted foreign exchange regulations, began developing new functionalities on cash to give ongoing support to customer digitization and self-service.

•	Began work in line with the Cash Management global program,

•	Increased presence in the provinces,

•	Conducted training workshops addressed to customers to keep them abreast of the changes in foreign exchange regulations,

•	Launched marketing campaigns / actions with performance follow-up.

Agricultural Business

Primary production in 2019 improved compared to the previous year, which year was negatively impacted by the drought.

The 2018/2019 harvest yielded a total of 142 million tons of grains, accounting for a 46% increase compared to the yield from the previous harvest.

The incremental production volumes from the Argentine agro-export sector, which is the major foreign-currency generating sector, had a positive impact on exports in terms of volume, primarily due to the local currency depreciation.

Export duties on the main agricultural and livestock products (meat, milk, corn, wheat, sunflower, and soya-derivatives) were reinstated at year-end.

As concerns business development, efforts were focused on growing the customer base, with more than 500 new customers added during the year.

During the second half of the year, the Argentine government imposed foreign exchange restrictions and controls, which resulted in a strong decline in US-dollar denominated loans.

SMEs and Businesses

In July 2019, BBVA Argentina initiated a customer re-segmentation, recognition and allocation process, which involved developing tools to increase the Bank’s penetration among smaller customers (merchants and businesses), with simple and readily available products, with good results among limited partnerships.

In an effort to improve customer service and boost the business, the Bank took the following actions:

•	Provided ongoing basic training program for commercial agents and candidates.

•	Conducted a training program addressed to all branch managers and back-office managers.

•	Delegated credit decision-making power to managers to shorten response times and implementation of an incentive plan focused on goal achievement.

•	Increased the penetration of digital products across all segments.

•	Introduced the pilot budgeting program per customer in borrowing, transactional, and payroll deposit products.

•	Conducted business tour events to keep the Bank’s customers and commercial agents updated countrywide.

Transactional Products

The year 2019 was a very good one for BBVA Argentina in terms of placement of transactional products and traded volumes, as well as in terms of demand deposits under management.

As of December 31, 2019, major transactional products—Payroll Deposits, Collections, Payments to Suppliers, Direct Debit, and Merchant Acquisition—totaled Ps. 192,900 million, a 59% increase year-on-year.

The Bank also improved its market share in transactional demand deposits, reaching a 7.1% share as of December 31, 2019, or a 59 bps increase year-on-year.

Similarly, the Bank had a good performance in tax collections, ascending to second place in the ranking of tax payments, with over Ps. 67,000 million as of December 31, 2019.

Looking to strengthen its position among the leading banks in the transactional business, in 2020 the Bank expects to continue to focus on the treasury operations of its transactional banking customers, by developing more products targeted at the full value chain, with strong emphasis on digital channels, seeking to enhance the user’s experience. The Bank will continue embracing innovation in digital channels, customer connectivity, and entirely “on line” banking.

Corporate & Investment Banking (CIB)

The goals of CIB Argentina include:

•	Being recognized among Corporate Banking leaders in Argentina

•	Becoming a leader in Investment Banking

•	Optimizing capital allocation

•	Becoming a strategic partner to customers

•	Increasing profit margins from cross-sales

•	Improving financial ratios

Compliance with our strategic goals has been paramount, for we believe that attaining them leads to further business consolidation, process efficiency, and long-term relationships with the customer portfolio.

CIB has a highly qualified commercial team in place, which has been leveraging and consummating relevant opportunities in the Argentine market. To meet this goal, anticipation, design, and execution of business plans were of the essence. Some of the most relevant services include: BBVA Net Cash platform (including foreign exchange (FX) trading), Liability Management, and Debt Capital Markets.

Bringing the opportunities of this new era to corporate customers was the greatest challenge of 2019. As facilitators of new tools and equipped with the required know-how, the Bank offered opportunities for improvement and growth to both internal and the external customers.

The main customers of CIB are classified into the following categories:

•	Local Corporations: Large/medium-sized companies, covering their local needs for banking products.

•	Global Businesses: Large companies with multiple geographies and/or multiple currencies.

•	Institutional Customers and Governments: Pension funds, insurance companies, banks, regulated global institutions, covering their needs for sophisticated investments and break-even management.

Within this array of customers, CIB offers a broad variety of financial services and products, with presence in several countries worldwide.

The following describes the four main business areas within CIB.

Global Finance

This area offers lending solutions across the entire value chain, including advice, structuring and financing, with a broad product offering.

The area is divided into:

•	Project Finance

•	Global Lending

Concerning financing activities, volumes rose to Ps.13.8 billion during 2019, accounting for a 62% increase compared with the previous year. Such increase is attributable to the revaluation of loans in US dollars. During 2019 commissions increased 20% year-on-year.

Global Transaction Banking

Through its Front Office, this area offers businesses working capital management services by means of several financing instruments, both in Pesos and in US dollars. It also offers several cash management and transactional products, by means of multiple channels, including: Transactional platform, including Electronic Banking (BBVA Net Cash), H2H, Direct Channels, SWIFT, and Mobile Banking.

The transactional banking global team has an extensive network of experts and a specialized customer service team which supports customers across all phases of their products and service needs.

Global Transaction Banking (GTB) is divided into:

•	Working Capital

•	Cash Management

•	Customers’ Resources

•	Trade Finance and Correspondent Banks

During the year, the activities were primarily focused on strengthening Global Transaction Banking as a leader in customer financing, both in Pesos and in US dollars.

Volumes under management rose to Ps.36.9 billion as of December 31, 2019, accounting for a 3% increase relative to the previous year.

Global Markets

The area is in charge of delivering services related to origination, structuring, distribution and risk management associated with market products.

The area is divided into:

•	Foreign Exchange

•	Fixed Income

•	Credit—Debt Capital Markets (DCM)

Due to the high foreign exchange volatility and high inflation rates, Gross Margin experienced a 172% increase in 2019 compared with the previous year.

Amidst this highly volatile scenario, FX Spot and Derivatives operations performed well, in terms of generation of results by the franchise, and also in terms of leveraging.

Corporate Finance

The main activities of this area include:

•

Capital Markets (ECM): The area is in charge of meeting customers’ needs related to the equity capital markets, with special focus on developing customized solutions. Services range from initial public offerings (IPOs), capital increases with and without subscription rights, accelerated placements, convertible bonds, flexible dividends, treasury shares, and public offerings for the withdrawal of outstanding shares (OPAs).

•

Advisory Services and M&A: The area is in charge of giving advice on mergers, acquisitions and divestitures, both for listed and privately-owned companies, to help achieve their strategic goals. The area also provides other services, including private equity raising (financial or strategic partners), valuation and fairness reports, and advice on acquisitions and privatizations.

The following table sets forth the relative proportions of loans and advances (net of allowance for loan losses) and deposits attributable to our principal business lines during the last two years.

	Financial assets at amortized cost - Loans and advances
	December 31, 2019		December 31, 2018
	(in thousands of pesos, except percentages)
CIB	38,620,739	19.79%	80,295,259	28.75%
Small and medium-sized companies	47,033,650	24.10%	80,677,348	28.88%
Retail banking	109,475,343	56.11%	118,363,579	42.37%

Total	195,129,732	100.00%	279,336,187	100.00%

	Financial liabilities at amortized cost - Deposits
	December 31, 2019		December 31, 2018
	(in thousands of pesos, except percentages)
CIB	24,526,990	8.34%	45,639,098	11.44%
Small and medium-sized companies	68,158,704	23.18%	75,747,149	18.97%
Retail banking	201,302,353	68.48%	277,822,770	69.59%

Total	293,988,047	100.00%	399,209,017	100.00%

Management Model

Our service model is guided by the BBVA Group’s values: “The Customer First,” “Thinking Big,” and “We are a Single Team.” Therefore, the Bank is striving to (i) deliver the best possible customer service; (ii) offer the best solutions; and (iii) innovate in how to do things.

The Bank also encourages its customers to use the new technologies and formats available to do their banking transactions.

BBVA Argentina has a multi-channel strategy focused on the user’s experience, embracing the best practices for each contact channel, and innovation by implementing emerging technologies for each area, as they become available.

On the one hand, BBVA Argentina has a brick-and-mortar structure, including branches, a call center, and a network of automatic channels (ATMs and ATSs). On the other hand, BBVA Argentina has digital channels, including web and mobile, which are supplemented by exclusive strategic partnerships and alliances to offer its value proposition to a larger number of interested parties.

Branches

The Bank continues delivering on a commercial strategy based on a full-service concept across all segments, through multi-tasking managers, capable of meeting Individual and Corporate customers’ needs, strengthening customized service at each branch for transactions that require specific documents and controls.

•	Individuals are segmented, and managed with an emphasis on Digital Banking, streamlining management tools.

•

Premium: High-income individual customers, with customized service. Premium customers are served at branches which have dedicated spaces where Premium World or Premium Account Executives deliver the highest quality service, following service and customer management guidelines with clear follow-up. During 2019, BBVA Argentina expanded and consolidated the Direct Service model. This model is used for the remote management of customers with highly digital operations, who have advisory and on-line management needs. Management channels include e-mail, chat and telephone. Nearly 100,000 customers are already part of this model, receiving customized service from 120 Premium and Premium World Account Executives. The relationship, growth and retention of customers within this segment are among the Bank’s top priorities.

•

Other Individuals: Individual customers not included in the previous segment. These customers are handled by business officers at the branches, primarily through automatic channels or over the phone, where most transactions can be completed. The development of assessment, proposal and offering models, and the development of new functionalities in the channels, are key to the satisfaction of this customer segment.

•	Businesses: This segment is handled by using a model based on regional Business Centers, with account executives who take care of Businesses and SMEs portfolios.

•	Dynamic Management: In 2019, the Bank made progress with developments that help simplify processes in order for account executives to be able to focus on commercial activities.

•	Digitization: The Bank focused on enlarging the digital product offering for customer self-service, by introducing new services in non-banking networks, and digital acquisition of new customers.

Looking to 2020, the Bank is starting to lay the groundwork for a new service model, based on customized management for companies at Business Centers and service for entrepreneurs and SMEs at all branches, with special emphasis on closeness and comprehensive advice to each customer.

In 2019, the Bank started to work on the new productivity model to streamline all other activities with this vision.

•

Massive Salesforce: Insisting on improving channel performance through productivity plans, the Bank has continued fine tuning incentive models, processes, and the value proposition. This team was engaged in offering products such as Merchant Acquisition to individuals developing business activities or SMEs.

•

Call Center: A cross-selling and customer acquisition channel, through specific campaigns. With customer propensity and analysis models, the Bank has continued making improvements to the channel performance. The retention area was also consolidated through its value proposition and service processes.

•

Partners and Business Alliances: These are boosters of the Bank’s strategy of attraction of and connection with clients, enabling the Bank to reach eligible prospective clients for each product. Follow-up on each of these initiatives is essential to tailor offers to clients’ needs and satisfaction.

The network service model is reinforced with servicing improvements, which seeks, as one of its goals, to foster customers’ self-service by developing multiple channels.

This involves working on digitization, process streamlining, and transactional migration to alternative channels. During 2019, more than 113,000 cashier window transactions are estimated to have been migrated to several electronic channels and Non-banking Correspondents. In turn, improvements were made in waiting time at cashiers across the several segments, and a leading NPS (Net Promoter Score) for customers’ experience in branches. The Net Promoter Score is a management tool that can be used to gauge the loyalty of the customer.

In summary, below is a description of the progress made in 2019 in respect of the main action lines:

•	ATM/ATS Replacement and Growth Plan: 176 new units were installed, including growth and replacements

•	ATS Plus, which allows customers to insert 160 banknotes per transaction: 96 modules were installed. The Bank achieved the goal of having at least one ATM/ATS deployed at each branch.

•	ATS Availability Plan.

•	ATM Availability Plan.

•	Payments and deposits on Saturdays, Sundays and Holidays from 7 am to 10 pm were enabled at ATSs, with 127 units deployed at 36 branches.

•	Full Time Lobby: 138 deployed in branches.

•	ATM & ATS balancing and maintenance, using cameras as dual check.

•	BBVA Express: replacement of 200 units.

•	Standardized service model: Ten Kiosks were deployed. This model is in place at 88% of the network, that is, at 221 branches.

•

The Bank made further progress with the plan to migrate cashier transactions to Web channels and the App, reducing by more than 50% the number of foreign exchange trading transactions completed at cashier windows.

•

Debit card withdrawal limits were increased across all segments, reducing by 20% the number of cash withdrawals and low-to-medium value deposits at cashier windows, while maintaining ATM and ATS availability levels.

•	BBVA Line: 79% of incoming calls to BBVA’s line where automatically handled using IVR options.

Digital Banking

One of the BBVA Group’s goals, globally and also in Argentina, remains fostering digital transactions. Therefore, the Bank continues to encourage its customers to shift to digital channels for their banking business, so as to receive better service and have an improved experience in the use of their products. The Bank continues working on the same lines of actions it has been pursuing: customer acquisition, excellence in user’s experience, and digital sales solutions.

In Customer Acquisition, the Bank’s focus is still placed on increasing the incentives and processes for digital channels to be key players in achieving this goal. Referral campaigns are no longer addressed to product bundles, but now also include payroll products. Proactive or reactive product sales processes are streamlined in an attempt to enhance customer experience as well as information disclosure and transparency during the purchase process, seeking an increasingly broader digital experience.

As concerns Experience, during the second half of 2019, BBVA Argentina maintained the first position in the Web Channel NPS within its peer group, reaching 57%, representing a 56% increase compared with 2018 and a 54% increase compared to 2017. In this same line, one of the Bank’s main challenges remains offering the best availability in the market in terms of web and mobile browsing. Therefore, leveraging the technology tools that provide the most suitable solutions, the Bank will keep trying to improve its own parameters year after year. The Bank has also continued encouraging and approaching users, through digital advertising or face-to-face channels, who may be interested in using the Bank’s digital channels, and still have not done so, or have not tried certain functionalities.

As a result of all these changes, BBVA Argentina increased the number of digital customers that operate both on the web and the mobile channels, with a 66% share in the total active customer portfolio, improving from the 59.4% of the active customer portfolio which used these channels in 2018.

•	Individuals

The following list of achievements summarize the development of Digital Banking among the individual group of customers:

•	Onboarding of Payroll Customers to the Referrals proposal, with great success among new customers.

•	Possibility of becoming a Payroll Customer at Home Banking and through the public website, and kickoff of a new Payroll Advance product which can only be contracted online.

•	Adjusted credit risk available for customers, to increase their limits and engagement in digital transactions.

•	New sales process for non-customers to improve their experience and make it increasingly digital.

•

The Bank modified its public website in line with the BBVA corporate model, and also made changes to all aspects concerning the change of brand. Besides, the Bank has continued with its efforts to improve the experience both payroll customers and bundles.

•	Mobile phone insurance purchase through mobile banking, offering an enhanced experience.

•	More alternatives for transaction referrals from brick-and-mortar to digital channels, enabling integration across them.

These deployments translated into:

•	A substantial increase in the number of credit cards and product bundles sold by digital channels, now also including payrolls.

•	An increase in the share of digital personal loans (including UVA-linked loans) in the total lending portfolio.

•	Improvements in the ratio of Retail Customers’ Investments in digital channels.

In 2019, Digital Marketing remained focus on gaining new customers, through referrals campaign and digital acquisition processes on the public website.

Below is a detail of the results and improvements achieved in 2019 by product:

•	Personal Loans: 63% share in personal banking’s total lending portfolio, representing increases of 48% and 33% compared to 2018 and 2017, respectively.

•

Credit Cards: Sales of main credit cards accounted for 42% of total sales in 2019, an increase of 36% compared with 2018, while sales of additional credit cards accounted for 19% of total sales in 2019.

•	Investments: 65% of time deposit sales were originated via digital channels, accounting for a 53% increase compared with 2018. As for mutual funds, 98% of subscriptions were digital in 2019.

•	Savings Accounts: Leveraging the enhanced value proposition in new customer acquisition, the share of savings accounts rose to 62% in 2019, up from 46% in 2018.

•	Insurance: the share of digital insurance sales was 18% over total sales in 2019.

GO

Year after year, BBVA Argentina’s GO program has been incorporating new functionalities and improvements in terms of user experience, having surpassed one million subscribers. In line with BBVA’s global strategy, the Bank has changed the program name to GO (from Francés GO), and has renewed the App landing page, with increased exposure to the Latam Pass program and access to the module “Mis Tarjetas” (My Cards), with a two-fold increase in the number of Wallet users.

In addition to the new developments and functionalities, the Bank also significantly increased program advertising in the media, with an improved value proposition for users and customers (offering more raffles and vouchers during the year).

Quality and Client Experience

In 2019 BBVA Argentina has continued working in line with BBVA Group’s purpose of bringing the opportunities of this new era to everyone, consistent with its strategic priority of delivering the best customer experience, expanding the scope of the Customer Experience vision, focused on needs of the People-Customers.

The Bank, leveraging a powerful feedback infrastructure and the NPS as indicator of excellence and ongoing improvement, has developed a plan to learn about the customers’ experience at each point of contact with BBVA Argentina and with each product or service acquired.

The plan is based on information on customers’ main needs at each interaction with the Bank, with a strategy targeted at the execution of the most impactful projects and processes, based on arrangements that help ensure the permanence and sustainability of a culture oriented to enhance customers’ experience, by building a unique experience for all of the Bank’s Customers.

One of the key pillars to achieve differentiation is understanding people’s needs when designing products and services that keep up to their expectations. Offering innovative solutions leads to a genuine transformation, now and in the future.

Therefore, the Quality and Customer’s Experience Plan for 2020 encompasses designing a governance model that will generate specific improvement actions for points identified as a priority in customers’ interactions, exploring new manners to listen to the customer’s voice, beyond the NPS surveys, with the engagement of the entire organization.

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

Intellectual Property

In Argentina, ownership of trademarks can be acquired only through a validly approved registration with the National Institute of Industrial Property (Instituto Nacional de la Propiedad Industrial, or INPI), the agency responsible for registering trademarks and patents in Argentina. After registration, the owner has exclusive use of the trademark in Argentina for ten years. Trademarks registrations can be renewed indefinitely for additional ten-year periods, if the registrant proves that it has used such trademark within the last five years.

We have several trademarks, most of which are brand names of our products or services. All our material trademarks are registered or have been submitted to INPI for registration by the BBVA Group or us.

C.	Organizational structure

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA)

As of December 31, 2019, BBVA owned 66.55% of our capital stock.

BBVA is a global financial group, organized in six operating segments: (i) Spain, (ii) the United States, (iii) Mexico, (iv) Turkey, (v) South America, and (vi) Rest of Eurasia. In addition to these geographical business areas, BBVA has a separate Corporate Center segment. This segment handles certain general management functions. Some of the benefits we receive from the BBVA Group are:

•	sharing of technology;

•	development of new banking products that have been customized for the Argentine market;

•	leveraging BBVA’s global client relationships to serve those clients operating in Argentina; and

•	BBVA’s participation in BBVA Argentina as a shareholder is both long term and strategic.

Subsidiaries and investees of BBVA Argentina

The following chart reflects our subsidiaries as of December 31, 2019:

(1)	Undergoing liquidation proceedings.

The following information is related to our subsidiaries, joint ventures and associates as of December 31, 2019:

•	Subsidiaries

Subsidiary	Country of Incorporation/ Residence	BBVA Argentina Ownership and Voting Power (in percentages)	Principal Activity	Stockholders’ Equity (in millions of Ps.) (1) (2)
PSA Finance Argentina Cía. Fiananciera S.A.	Argentina	50.00%	Financial institution	1,148.6
BBVA Asset Management Argentina S.A.	Argentina	100.00%	Investment fund manager	914.6
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Argentina	53.89%	Pension fund manager	57.0
Volkswagen Financial Services S.A.	Argentina	51.00%	Financial institution	1,992.1

(1)	Total stockholders’ equity as of December 31, 2019.
(2)	Statutory stockholders’ equity, adjusted for purposes of consolidation so as to apply an accounting criterion uniform with that of BBVA Argentina, if applicable.

Below is a description of our subsidiaries:

•	PSA Finance Argentina Compañía Financiera S.A.

The share capital of PSA Finance Argentina Compañía Financiera S.A (PSA Finance) is held, in equal parts, by BBVA Argentina and Banque PSA Finance, a company related to the PSA Peugeot Citroën Group, based in France.

PSA Finance is primarily engaged in granting secured loans for the purchase of new Peugeot, Citroën and DS vehicles, as well as in arranging financial lease agreements. PSA Finance is also engaged in financing the purchase of second-hand vehicles to customers referred by networks of the aforementioned brands’ official dealers, and in supplying other financial products and services associated with the purchase, maintenance and insurance of vehicles, within the territory of the Argentine Republic. Additionally, the company has recently entered into a business known as “floor plan,” which consists of financing the vehicle stock to the official network of Peugeot, Citroen and DS dealers in Argentina.

The car industry ended the year 2019 with 441,000 new car registrations, which accounts for a 43% decline year-on-year.

The first half of the year 2019 was marked by substantial activity levels, followed by significant volume declines during the second half of the year, due to the prevailing macroeconomic conditions. During 2019, the brands Peugeot, Citroën and DS developed new initiatives, including retail finance advertising campaigns and rebates, in attempt to attract customers.

In 2019, PSA Finance recorded a 17.9% share in the financing of new Peugeot, Citroën and DS cars, which accounts for a 1.7 percentage point decline relative to 2018. Such a decline is the result of an increase in alternative financing options available in the market.

Against this backdrop, during 2019, PSA Finance financed a total of 8,695 transactions, including secured loans for new and second-hand vehicles and vehicle leases, which is equivalent to Ps.2.39 billion.

As of December 31, 2019, the customer portfolio was comprised of 29,217 customers, and valued at Ps.3.29 billion (net of allowances).

As to the product offering, in 2019 PSA Finance continued working jointly with the brands Peugeot, Citroën and DS in the development of exclusive and distinct financial products, targeted at certain vehicles.

Retail finance advertising actions and rebates were strengthened as well in order to attract customers in a highly competitive market, which offers a broad range of products focused on customer needs. This year, private banks actively participated in the secured loan market with the offering of UVA-linked credits. Therefore, PSA Finance had to reinforce its commercial offering in line with market trends. Currently, 87.3% of the network of dealers choose PSA Finance as a provider of finance solutions.

Activity levels declined during 2019. However, PSA Finance’s net income reflects a 128% increase compared with 2018, due to the following factors:

•

PSA Finance secured a financial margin from the portfolio (as a percentage of the average portfolio) higher than in 2018. This is primarily attributable to the incremental share of equity in production financing. Such increase in equity was attributable to the fact that no dividends were distributed.

•	The efforts to contain administrative expenses in the face of growing inflation played a key role in maintaining the quality of the company’s results of operations, amidst a poor activity scenario.

•	Lesser impact of income tax due to the application of the inflation adjustment for tax purposes.

As a result of all the aforementioned factors, net interest income for 2019 amounted to Ps.322.5 million. Considering other profits and losses, the company’s loss before income tax amounted to Ps.149.3 million, and its loss for the year was Ps.37.2 million.

During 2020, PSA Finance will continue pursuing its sales strategy, encompassing financing promotional actions jointly with Peugeot, Citroën and DS, which have proven successful for several years. Under this business model, the company is able to concentrate more than 90% of all financing arrangements granted to networks of dealers for the purchase of new and second-hand vehicles. The company expects to continue working under this model, and to continue supporting these joint actions by launching new products, such as personal loans.

The company expects to continue supporting ongoing digitization, which is key to the mission of efficiently reaching a customer profile which changes its purchasing behaviors on a daily basis, choosing new technologies to stay abreast of the news and compare products. In this regard, PSA Finance expects to continue developing tools to allow customers to secure their first loan by means of several digital platforms, which started to be implemented in 2019. PSA Finance believes this approach will provide the company with a strong competitive position in 2020 and subsequent years.

•	BBVA Asset Management Argentina S.A.

During 2019, the mutual fund sector in Argentina continued to grow. According to preliminary data gathered by the Argentine Chamber of Mutual Funds (CAFCI, for its Spanish acronym), at December 31, 2019, assets under management industry-wide were 42.22% higher than at December 31, 2018.

Such growth was made possible after the Argentine Government reprofiled its peso- and US dollar-denominated short-term debt (Lecaps and Letes) and implemented exchange controls, both measures adopted in the wake of the August 2019 primary elections, which led to the concentration and restriction of the industry’s product offering.

Growth was led by two types of funds—time deposit and market mutual funds—which, at year-end, recorded increases in assets of 130.0% and 8.5%, respectively. On the other hand, fixed income funds experienced a 14.7% decline in assets year over year.

As of December 31, 2019, assets under management by BBVA Asset Management Argentina S.A. (BBVA AMA) amounted to Ps.44.1 billion, equivalent to a decrease of 17.1% or Ps.9.1 billion, year-on-year. According to the interim asset ranking compiled by the CAFCI, BBVA AMA’s share in the overall Mutual Funds market was 5.7%, occupying the 4th position.

Within the category of time-deposit mutual funds, at December 31, 2019, the company recorded assets under management in the amount of Ps.39.15 billion.

In market mutual funds, the total assets under management amounted to Ps.4.93 billion as of December 31, 2019 compared with Ps.18.7 billion as of December 31, 2018. The decline was primarily driven by a decline in the market prices of fixed income fund investments.

During 2019, BBVA AMA generated commissions in the amount of Ps.350.2 million, a decline of 6.0% compared with commissions accrued during the previous year.

As at December 31, 2019, the company had 21 mutual funds under management registered with the Argentine Securities Commission (CNV), out of which 16 were in business during the year.

To date, the status of the funds under BBVA AMA’s management is as follows:

•

FBA Renta Pesos, FBA Renta Fija Plus, FBA Horizonte, FBA Horizonte Plus, FBA Calificado and FBA Acciones Argentinas: These funds are operating normally. Subscriptions and redemptions in Pesos are allowed.

•

FBA Ahorro Pesos, FBA Bonos Argentina, FBA Renta Fija Dólar and FBA Renta Mixta only admit redemptions: These funds were subject to the reprofiling arrangement the Argentine Government has established for certain short-term national sovereign debt securities. In this regard, by means of Decree No. 596/19 dated August 28, 2019, the Argentine Government established a partial extension of the term of Argentine Treasury Bills (LETES), Argentine Treasury Capitalizable Bills in Pesos (LECAPS), CER-Adjusted Argentine Treasury Bills in Pesos (LECER) and US-dollar Linked Argentine Treasury Bills (LELINK). Accordingly, 15% of the principal amount in respect of these securities would be settled upon the original maturity date, 25% at three months, and the remaining 60% at six months after the maturity date. In addition, the Argentine Government asserted that securities held by individuals would be paid in full on the original maturity dates. Furthermore, as the underlying securities of the awarded shares fell due, management made payment, in pesos or US dollars, as the case may be, of the pertinent investors’ shares, which were then eliminated.

•

FBA Bonos Globales, FBA Renta Fija Dólar Plus, FBA Bonos Latam, FBA Retorno Total I, FBA Retorno Total II, FBA Acciones Latinoamericanas and FBA Brasil I only admit redemptions. The restrictions on subscriptions to these mutual funds are due to the enactment of regulations affecting the operation of the exchange market. For instance, Decree No. 609/2019 dated September 1, 2019 provided for the need for implementing temporary and urgent measures to further regulate and control the exchange rate regime and, hence, strengthen the normal operation of the economy, contribute to the prudent administration of the exchange market, reduce volatility in financial variables, and contain the impact of fluctuations in financial flows. In addition, Communication “A” 6770 issued by the Argentine Central Bank on September 1, 2019 established that entities authorized to trade in foreign exchange may not buy securities in the secondary market to be settled in foreign currency or use holdings in their General Exchange Position to make payments to local suppliers.

•

FBA Gestión I, FBA Renta Pública I, FBA Renta Pública II and FBA Renta Fija Local were approved by the CNV during the previous period and commenced their activities by means of a contribution made by BBVA AMA. As of the date of this annual report, these mutual funds are not open for subscription or redemption, and the company is awaiting the right time to market them.

Like in previous years, the company expects to pay special attention to the changes in international economic and financial conditions, as well as to the development of the currency market and the performance of crude oil and other commodities prices.

As concerns the local context, the company expects to carefully monitor activity levels, inflation and the exchange rate, as well as public indebtedness and expenditures. Similarly, the company expects to monitor the fulfillment of the commitments undertaken with the International Monetary Fund (IMF) and the potential debt renegotiation process.

Looking to 2020, Mutual Funds are expected to constitute an efficient alternative for investors at the local level. In this regard, the company expects to continue reshaping and developing products tailored to customers’ demands, striving to provide an offering that is suitable to the prevailing market conditions and to the improvements in investors’ risk management.

As of December 31, 2019, FBA Commodities had no equity volume. The rest of the Bank´s investment funds at such date had the following assets:

Name of investment fund	Thousands of pesos
FBA Renta Pesos	39,129,811
FBA Ahorro Pesos	462,399
FBA Renta Fija Dólar	470,455
FBA Bonos Argentina	248,449
FBA Renta Fija Dólar Plus	718,995
FBA Bonos Latam	317,683
FBA Horizonte	790,936
FBA Calificado	472,930
FBA Acciones Latinoamericanas	551,067
FBA Acciones Argentinas	354,355
FBA Bonos Globales	201,829
FBA Gestión I	23,163
FBA Renta Fija Plus	52,745
FBA Retorno Total II	85,002
FBA Horizonte Plus	77,087
FBA Brasil I	82,972
FBA Renta Mixta	17,694
FBA Retorno Total I	28,465
FBA Renta Pública I	1,384
FBA Renta Fija Local	1,384
FBA Renta Pública II	722

Total	44,089,527

•	Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)

On December 4, 2008, Law No. 26,425 was enacted, providing for the elimination of the capitalization regime that was part of the Integrated Retirement and Pension System, and its subsequent merger into and replacement with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights.

Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension funds managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end.

Based on the foregoing and taking into consideration that it was impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, the shareholders, gathered at a Unanimous General and Extraordinary Shareholders’ Meeting held on December 28, 2009, resolved approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009, as they considered that decision was in the best interest of the company’s creditors and shareholders. Furthermore, in compliance with the terms of the Argentine Companies Law, the Shareholders’ Meeting appointed Mr. Gabriel Orden and Mr. Rubén Lamandia, both of them certified public accountants, as liquidators of Consolidar A.F.J.P. S.A. Since December 31, 2009, they have assumed the role of the company’s legal representatives. To date, Mr. Orden and Mr. Lamandia are taking all necessary actions leading to the liquidation of Consolidar A.F.J.P. S.A.

In this regard, on January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. and the list of designated liquidators were registered with the Argentine Superintendence of Corporations (IGJ).

In addition, on October 19, 2009, the General Extraordinary Shareholders’ Meeting of Consolidar A.F.J.P S.A. approved a voluntary reduction of the company’s capital stock by Ps. 75 million. The IGJ approved such capital reduction on January 11, 2010 so that on January 19, 2010, capital contributions were transferred to the shareholders, pursuant to the aforementioned reduction.

BBVA Argentina, as shareholder, asked Consolidar A.F.J.P. S.A. to give notice to the Argentine Ministry of Economy and Public Finance and to the Argentine Social Security Office (ANSES), of its intention to engage in discussions, under the terms of Law No. 26,425, to find one or more remedies to redress the consequences from the events occurred after the enactment of such Law. Consolidar A.F.J.P. S.A. gave such notice on June 11, 2010.

On December 7, 2010, Consolidar A.F.J.P. S.A. filed a complaint for damages against the National Government and the Ministry of Labor, Employment and Social Security, which was heard by Federal Court of Original Jurisdiction in Administrative Matters No. 4, Division No. 7, under File No. 40,437/2010. Such complaint was ratified by BBVA Argentina in its capacity as majority shareholder of the company. On July 15, 2011, Consolidar A.F.J.P. S.A. and BBVA Argentina made a filing with such court to expand the scope of the complaint for the assessment of damages. On March 9, 2012, the Court ordered that notice of the complaint be served upon National Government.

On May 13, 2013, the intervening Court resolved to initiate the trial period, upon which the company started to produce the pertinent testimonial, documentary, and expert evidence. On May 28, 2013, the company filed its witnesses’ question sheets and testimony.

As of December 31, 2019, the case is in a stage of producing accounting evidence.

•	Volkswagen Financial Services Compañía Financiera S.A. (“VWFS”)

Volkswagen Financial Services Compañía Financiera S.A. (VWFS) is primarily engaged in the business of granting secured loans for the purchase of new Volkswagen cars and offering wholesale financing to VW Group’s dealers for the purchase of cars from the manufacturers. VWFS is also engaged in financing the purchase of second-hand vehicles and in providing financed maintenance, all within the territory of the Argentine Republic.

In 2019, the car and financial industries experienced a substantial downturn vis-a-vis previous years. The first half of 2019 was marked by substantial activity levels, followed by significant volume declines during the second half of the year, due to the prevailing macroeconomic conditions. Therefore, 2019 was a challenging year for car manufacturers and their respective finance companies.

Against this backdrop, VWFS sought to defend its share in VW Group’s financed sales and maintain a healthy wholesale portfolio. The retail segment experienced a decline in terms of the volume of financed agreements due to the downturn of the car manufacturing and financial markets; however, the share of VW Group’s financed sales rose almost 10% compared to the previous year. In addition, VWFS managed to maintain a competitive market penetration level, thanks to the strong relationship that it had built with the brand and the dealers, having experienced a lower decline than the average of other car manufacturers’ finance companies. With strong cooperation from Volkswagen, VWFS launched commercial campaigns at reduced rates, offering attractive conditions to customers, despite the high levels of official benchmark rates.

During the year, VWFS developed its leasing product and corporate sales.

As part of its ongoing strategic approach, VWFS improved the service quality to dealers through communication, training and good response levels by VWFS, as reflected in the positive outcomes of the relevant satisfaction survey. In-house, the company conducted several training programs for employees in order to attain efficiency gains and improve service levels to retail customers.

VWFS believes it is adequately capitalized for the development of its business. Moreover, during the year, VWFS increased its sources of funding from other commercial banks, with total credit facilities amounting to Ps.3.17 billion.

In February 2019, the company successfully completed its second issuance and placement of corporate bonds, for an aggregate principal amount of Ps.750 million, these issues were made at a variable rate (Badlar) as adjustable to the UVA index. On December 9, 2019, the company completed its third issuance of corporate notes, for an aggregate principal amount of Ps.750 million, at the private variable rate (Badlar).

During 2019, the Volkswagen Group had a 15.8% share in the car market, again ranking first in terms of sales volume, which rose from 14.7% in 2018. Amidst a very competitive environment, the company had a 72% share in the Group’s financed sales (an increase of 5 p.p. compared with 2018), as a result of a new commercial policy and actions that fostered the loyalty among the official network of dealers.

In 2019, VWFS achieved 12% penetration, one percentage point below 2018, amidst an environment in which penetration of car manufacturers’ finance companies had declined by an average of approximately four percentage points.

During 2019, the main goal was offering competitive financing products and services to customers. In 2019, the company granted 9,510 secured loans, representing a 42% year-on-year decline, due to the challenging situation of the car industry.

Profit before tax for the year ended December 31, 2019 amounted to Ps.37.7 million, primarily due to the optimization of the company’s sources of funding, and healthy wholesale and retail lending portfolios, in addition to the effects of inflation on car prices.

During 2020, the car market is expected to reach 450,000 new registrations, that is, approximately the same number as in 2019. Rates are expected to decrease, and the incoming government is expected to boost domestic activity.

The company’s goal for 2020 is defending its share in sales of financed units, with origination of retail loans expected to reach similar levels as in 2019, while the wholesale portfolio is expected to be maintained at current levels. In terms of long-term development, the company plans to carry out strategic projects in 2020, which are aimed at providing better service quality for customers and enhanced processes with dealers, all of which in support of the industry growth in the long-term.

In order to fund its secured loan portfolio, the company plans to continue diversifying its sources of funding with its main business partner, other commercial banks and the issuance of corporate notes.

•	Joint venture

Joint Venture	Country of Incorporation/ Residence	BBVA Argentina Ownership and Voting Power (in percentages)	Principal Activity	Stockholders’ Equity (in millions of Ps.) (1)
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	1,644.2

(1)	Total stockholders’ equity as of December 31, 2019.

Below is a description of our joint venture:

•	Rombo Compañía Financiera S.A.

Rombo Compañía Financiera S.A (RCF) is the main finance company of Renault’s network of dealers, both for new and second-hand vehicles. During 2019, Renault had a 14.4% share in the car market, down from 14.8% in 2019, ranking third in terms of sales volume. In 2019, Nissan had a 3.8% market share (compared with 2.8% in 2018). Amidst strong competition, the company managed to improve its market share and positioning, thanks to the substantial contribution of secured loans from its finance company.

In 2019, RCF’s contribution to Renault’s and Nissan’s sales declined to 21.8% from 24.2% in 2018 for Renault, and from 17.9% to 17.6% in the case of Nissan. Despite the prevailing economic conditions taking their toll on the industry as a whole, RCF experienced strong commercial performance, primarily focused on maintaining the network’s loyalty.

RCF remains the industry leader in the ranking of loans and loyalty among brand captive companies, closing the year with an average of 93.7% (credits granted by RCF over total credits for the sale of Renault vehicles) (Source: AFIMA). Renault Argentina and Nissan strongly supported the company’s lending activities, providing important commercial tools (subsidized rates) both for new and second-hand vehicles.

With this support, RCF financed 16,823 Renault and Nissan new vehicles in 2019 (compared with 31,558 in 2018) and 2,702 second-hand vehicles (compared with 6,514 in 2018). Accordingly, the total financing portfolio at December 31, 2019 amounted to Ps.7.59 billion, accounting for a 19% or Ps.8.88 billion decline compared to December 31, 2018.

Risk and portfolio quality indicators rose compared with recent years. The non-performing loan ratio increased from 1.3% in December 2018 to 1.9% at the end of 2019, primarily due to a deterioration in economic conditions and the considerable decline in the portfolio.

In terms of financing, during the year the company issued one series of corporate notes for an aggregate principal amount of Ps.300 million, with the total balance of corporate notes at December 31, 2019 amounting to Ps.2.3 billion. The amount of the current program is Ps.6.00 billion, and has been rated “raAA” by Fix SCR S.A. Agente Calificadora de Riesgo and “Ba2.ar” by Moody’s.

For the year ended December 31, 2019, profit for the year amounted to Ps.11.5 million.

•	Associates

Associate	Country of Incorporation/ Residence	BBVA Argentina Ownership and Voting Power (in percentages)	Principal Activity	Stockholders’ Equity (in millions of Ps.) (1) (2)
BBVA Consolidar Seguros S.A.	Argentina	12.22%	Insurance	2,165.0
Interbanking S.A.	Argentina	11.11%	Information services for financial markets	1,023.0

(1)	Total stockholders’ equity as of December 31, 2019.
(2)	Statutory stockholders’ equity, adjusted for purposes of consolidation so as to apply an accounting criterion uniform with that of BBVA Argentina, if applicable.

Below is a description of our associates:

•	BBVA Consolidar Seguros S.A.

BBVA Seguros S.A. operates in the following lines of business: Fire, Comprehensive and Combined Household Insurance, Theft, Personal Accidents, Group Life Insurance, Credit Life Insurance, Funeral and Other Coverage.

During 2019, written premiums amounted to Ps. 3.45 billion, accounting for a 0.7% increase compared with the previous year. As from September 2017, BBVA Seguros ceased to earn premiums from credit life insurance policies in connection with BBVA Argentina’s newly issued outstanding balances, including personal loans, credit cards, secured loans and overdrafts.

The increase in invoiced premiums from voluntary insurance rose by 34.1% in 2019 compared to the previous year. The business strategy combines a broad product offering with multiple distribution and service channels, all based on the segmentation of customers’ and prospects’ needs. Paid losses amounted to Ps.680.4 million in 2019, or 19.7% of written premiums.

Net income for the year was Ps. 1.35 billion, accounting for a return on equity of 63.8% at year-end. As of December 31, 2019, minimum capital surplus was Ps. 899.4 million, while the solvency ratio, measured as the ratio of cash and cash equivalents, investments and buildings to underwriting commitments and liabilities owing to policyholders, was 1.6.

On January 22, 2016, the Argentine Bureau of Insurance (SSN) passed Resolution SSN No. 39,647, concerning holdings in SMEs Mutual Funds (authorized by the CNV), setting forth an investment floor of 3% and an investment cap of 20%.

On March 21, 2016, Communication “A” 5928 was issued by the Argentine Central Bank, introducing changes to the Rules for the Protection of Financial Users concerning insurance. Regarding Credit Life Insurance, the Argentine Central Bank provides that financial institutions subject to the rule shall not be allowed to charge users any sort of commission and/or fee related to credit life or total permanent disability insurance policies. Furthermore, the Argentine Central Bank provided that financial institutions are required to purchase credit insurance to cover these contingencies, or otherwise to “self-insure,” posing the challenge for the insurance company of capturing the largest number of customers/banks and financial institutions to offer this product.

On February 7, 2019, the SSN established that entities under its oversight were required to file financial statements in terms of the measuring unit current at the end of reporting period, commencing with the financial statements as of June 30, 2019, subsequently extended as of June 30, 2020.

Additionally, on November 28, 2018, the SSN issued RESOL-2018-1116-APN-SSN#MHA amending item 30 of the General Rules and Regulations for the Insurance Business (RGAA for its Spanish acronym), effective beginning with financial statements commencing on January 1, 2019, setting out the minimum capital requirements insurance companies are to meet to be engaged in the direct insurance and reinsurance business.

Finally, item 35.5 of the RGAA was amended by means of RESOL-2019-553-APN-SSN#MHA dated June 18, 2019, establishing that insurers’ total investments, including their underlying assets, if any, and cash and cash equivalents, should be based in Argentina, banning the acquisition of new shares in mutual funds with underlying assets based abroad. As of fiscal year ended June 30, 2020, insurers and reinsurers shall have adjusted their investments in mutual funds with underlying assets based in countries other than Argentina.

For 2020, BBVA Seguros plans to continue growing its main insurance lines of business, in particular, Other Coverage, Personal Accidents, Group Life Insurance, and Comprehensive and Combined Household Insurance, with a product offering that meets the distinct needs of its main customers.

•	Interbanking S.A.

As a member and shareholder of Interbanking S.A., together with seven other leading Argentine banks, the Bank offers an electronic communications system which enables its customers to optimize their banking transactions. The Bank’s corporate customers can connect to the service from their personal computers at any time and review their accounts at any member bank, send messages, transfer funds, make electronic wage payments, supplier payments and tax payments, and display market data. Through Interbanking, the Bank offers distinct electronic products for each segment of its corporate clientele and processes online transfers, allowing debit and credit transactions to be settled automatically and to be reflected in the relevant accounts in real time. As a result of the Bank’s shareholding in Interbanking S.A., on June 27, 2019 the Bank received Ps.106.3 million in dividends.

Equity Investments

The following are all positions that we hold in non-financial institutions where we own more than 2% of the invested companies’ equity as of December 31, 2019.

Investment	Country	% of Shares Owned (in percentages)	Principal Activity	Total Stockholders’ Equity (in millions of pesos) (1)
Coelsa S.A.	Argentina	8.70%	Clearing house	0.7
Argencontrol S.A.	Argentina	7.77%	Agent mandatory	0.7
Sedesa S.A.	Argentina	10.04%	Deposit guarantee fund	1.1
Prisma Medios de Pagos S.A.	Argentina	5.45%	Credit card issuer	1,819.5

(1)	Total Stockholders’ Equity as of December 31, 2019.

D.	Property, plants and equipment

BBVA Argentina is domiciled in Argentina and has its principal executive offices at Av. Córdoba 111, C1054AAA Buenos Aires, Argentina. The principal executive offices, which we own, are approximately 28,002 square meters in area.

At December 31, 2019, our branch network consisted of 251 retail branches, of which 112 were located in properties that we own and 139 were located in properties leased to us. The branches are located throughout all of the 23 Argentine provinces as well as the City of Buenos Aires.

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

Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The average balances of interest-earning assets and interest-bearing liabilities, including the related interest earned or paid, were calculated on a daily basis for the years ended December 31, 2019, 2018 and 2017. Average balances have been separated between those denominated in pesos and in foreign currencies.

This selected statistical information has been prepared taking into account the effect of hyperinflation adjustments, which requires that in the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, the assets, liabilities, income and expenses of such entity be stated in terms of the measuring unit current at the end of the reporting period (December 31, 2019).

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

The following tables show average balances, interest amounts and average real rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2019, 2018 and 2017.

	Fiscal Year ended December 31,
	2019			2018			2017
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance (1)	earned/paid	real rate (2)	balance (1)	earned/paid	real rate (2)	balance (1)	earned/paid	real rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	70,677,266	36,467,625	51.60%	39,590,383	15,077,147	38.08%	39,476,814	2,913,753	7.38%
Foreign currencies	8,917,512	512,662	5.75%	10,886,807	544,159	5.00%	18,429,494	277,549	1.51%

Total	79,594,778	36,980,287	46.46%	50,477,190	15,621,306	30.95%	57,906,308	3,191,302	5.51%

Loans and advances (4)
To customers/financial institutions
Pesos	166,121,474	72,322,288	43.54%	208,126,467	66,717,053	32.06%	187,681,389	48,940,820	26.08%
Foreign currencies	80,261,075	4,566,156	5.69%	85,640,169	3,714,631	4.34%	48,829,463	1,647,494	3.37%

Total	246,382,549	76,888,444	31.21%	293,766,636	70,431,684	23.98%	236,510,852	50,588,314	21.39%

To central bank
Pesos	180	—	0.00%	280	—	0.00%	20,414	2,952	14.46%
Foreign currencies	116	—	0.00%	901	—	0.00%	223	—	0.00%

Total	296	—	0.00%	1,181	—	0.00%	20,637	2,952	14.30%

Other assets
Pesos	2,699,221	157,470	5.83%	3,934,665	175,367	4.46%	10,007,638	978,031	9.77%
Foreign currencies	8,400,991	831,553	9.90%	11,804,648	644,738	5.46%	4,467,801	179,393	4.02%

Total	11,100,212	989,023	8.91%	15,739,313	820,105	5.21%	14,475,439	1,157,424	8.00%

Total interest-earning assets
Pesos	239,498,141	108,947,383	45.49%	251,651,795	81,969,567	32.57%	237,186,255	52,835,556	22.28%
Foreign currencies	97,579,694	5,910,371	6.06%	108,332,525	4,903,528	4.53%	71,726,981	2,104,436	2.93%

Total	337,077,835	114,857,754	34.07%	359,984,320	86,873,095	24.13%	308,913,236	54,939,992	17.78%

	Fiscal Year ended December 31,
	2019			2018			2017
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance (1)	earned/paid	real rate (2)	balance (1)	earned/paid	real rate (2)	balance (1)	earned/paid	real rate (2)
	(in thousands of pesos, except percentages)
Non interest-earning assets
Cash, cash balances at central bank and other demand deposits
Pesos	43,904,232	—	—	49,553,442	—	—	42,084,867	—	—
Foreign currencies	85,606,406	—	—	62,427,831	—	—	62,496,860	—	—

Total	129,510,638	—	—	111,981,273	—	—	104,581,727	—	—

Investments in joint ventures and associates
Pesos	227,152	—	—	2,338,436	—	—	1,354,853	—	—
Foreign currencies	—	—	—	—	—	—	11,165	—	—

Total	227,152	—	—	2,338,436	—	—	1,366,018	—	—

Tangible and intangible assets
Pesos	26,867,218	—	—	22,982,498	—	—	24,243,477	—	—
Foreign currencies	—	—	—	—	—	—	—	—	—

Total	26,867,218	—	—	22,982,498	—	—	24,243,477	—	—

Allowance for loan losses
Pesos	(7,818,942)	—	—	(4,608,716)	—	—	(2,843,481)	—	—
Foreign currencies	(2,275,508)	—	—	(1,081,057)	—	—	(243,234)	—	—

Total	(10,094,450)	—	—	(5,689,773)	—	—	(3,086,715)	—	—

Other assets
Pesos	15,214,751	—	—	13,072,199	—	—	15,233,656	—	—
Foreign currencies	4,636,060	—	—	4,717,431	—	—	5,742,237	—	—

Total	19,850,811	—	—	17,789,630	—	—	20,975,893	—	—

Total non interest-earning assets
Pesos	78,394,411	—	—	83,337,859	—	—	80,073,372	—	—
Foreign currencies	87,966,958	—	—	66,064,205	—	—	68,007,028	—	—

Total	166,361,369	—	—	149,402,064	—	—	148,080,400	—	—

TOTAL ASSETS
Pesos	317,892,552	108,947,383	34.27%	334,989,654	81,969,567	24.47%	317,259,627	52,835,556	16.65%
Foreign currencies	185,546,652	5,910,371	3.19%	174,396,730	4,903,528	2.81%	139,734,009	2,104,436	1.51%

Total	503,439,204	114,857,754	22.81%	509,386,384	86,873,095	17.05%	456,993,636	54,939,992	12.02%

	Fiscal Year ended December 31,
	2019			2018			2017
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance (1)	earned/paid	real rate (2)	balance (1)	earned/paid	real rate (2)	balance (1)	earned/paid	real rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Saving accounts
Pesos	47,651,322	2,742,579	5.76%	70,202,837	6,736,972	9.60%	62,065,106	1,366,638	2.20%
Foreign currencies	106,905,794	9,219	0.01%	104,492,370	10,801	0.01%	65,191,148	6,327	0.01%

Total	154,557,116	2,751,798	1.78%	174,695,207	6,747,773	3.86%	127,256,254	1,372,965	1.08%

Time deposits
Pesos	86,949,121	40,778,350	46.90%	91,022,194	28,147,743	30.92%	83,098,395	15,484,005	18.63%
Foreign currencies	21,700,738	183,920	0.85%	23,149,670	145,170	0.63%	16,504,000	55,855	0.34%

Total	108,649,859	40,962,270	37.70%	114,171,864	28,292,913	24.78%	99,602,395	15,539,860	15.60%

Banks loans - Central bank
Pesos	1	—	0.00%	652	60	9.20%	26,345	2,317	8.79%
Foreign currencies	44,423	—	0.00%	55,810	—	0.00%	—	—	0.00%

Total	44,424	—	0.00%	56,462	60	0.11%	26,345	2,317	8.79%

Banks loans - Other financial institutions
Pesos	2,234,644	1,443,395	64.59%	4,863,807	1,071,529	22.03%	2,200,500	227,623	10.34%
Foreign currencies	5,719,726	377,378	6.60%	5,739,708	238,149	4.15%	736,256	29,787	4.05%

Total	7,954,370	1,820,773	22.89%	10,603,515	1,309,678	12.35%	2,936,756	257,410	8.77%

Debt securities issued
Pesos	7,225,870	2,711,962	37.53%	3,599,470	1,535,467	42.66%	3,462,112	924,059	26.69%
Foreign currencies	—	—	0.00%	—	—	0.00%	—	—	0.00%

Total	7,225,870	2,711,962	37.53%	3,599,470	1,535,467	42.66%	3,462,112	924,059	26.69%

Other liabilities
Pesos	83,183	5,202	6.25%	517,701	169,519	32.74%	1,211,204	300,707	24.83%
Foreign currencies	69,784	—	0.00%	30,705	—	0.00%	2,689,729	—	0.00%

Total	152,967	5,202	3.40%	548,406	169,519	30.91%	3,900,933	300,707	7.71%

Total interest-bearing liabilities
Pesos	144,144,141	47,681,488	33.08%	170,206,661	37,661,290	22.13%	152,063,662	18,305,349	12.04%
Foreign currencies	134,440,465	570,517	0.42%	133,468,263	394,120	0.30%	85,121,133	91,969	0.11%

Total	278,584,606	48,252,005	17.32%	303,674,924	38,055,410	12.53%	237,184,795	18,397,318	7.76%

	Fiscal Year ended December 31,
	2019			2018			2017
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance (1)	earned/paid	real rate (2)	balance (1)	earned/paid	real rate (2)	balance (1)	earned/paid	real rate (2)
	(in thousands of pesos, except percentages)
Non-interest-bearing liabilities and stockholders´ equity
Checking accounts
Pesos	44,775,392	—	—	46,791,687	—	—	56,862,005	—	—
Foreign currencies	33,278,990	—	—	25,538,057	—	—	30,460,757	—	—

Total	78,054,382	—	—	72,329,744	—	—	87,322,762	—	—

Other liabilities
Pesos	60,202,115	—	—	55,152,843	—	—	47,244,988	—	—
Foreign currencies	13,297,303	—	—	9,212,844	—	—	17,749,995	—	—

Total	73,499,418	—	—	64,365,687	—	—	64,994,983	—	—

Stockholders’ equity
Pesos	73,300,798	—	—	69,016,029	—	—	67,491,096	—	—
Foreign currencies	—	—	—	—	—	—	—	—	—

Total	73,300,798	—	—	69,016,029	—	—	67,491,096	—	—

Total non-interest-bearing liabilities and stockholders’ equity
Pesos	178,278,305	—	—	170,960,559	—	—	171,598,088	—	—
Foreign currencies	46,576,293	—	—	34,750,901	—	—	48,210,752	—	—

Total	224,854,598	—	—	205,711,460	—	—	219,808,840	—	—

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	322,422,446	47,681,488	14.79%	341,167,220	37,661,290	11.04%	323,661,751	18,305,349	5.66%
Foreign currencies	181,016,758	570,517	0.32%	168,219,164	394,120	0.23%	133,331,885	91,969	0.07%

Total	503,439,204	48,252,005	9.58%	509,386,384	38,055,410	7.47%	456,993,636	18,397,318	4.03%

(1)

For 2019, the average balances are presented in terms of the measuring unit current at December 31, 2019, by applying a coefficient based on the simple average change in CPI of 26.92% for 2019. For 2018 and 2017 average balances were restated as of December 31, 2019 following the same methodology for the year (using simple average changes in CPI of 23.82% for 2018 and 12.40% for 2017), and subsequently restating such amounts by applying a coefficient based on the change in the CPI up to December 31, 2019 (53.83% for 2018 and 2017).

(2)	Interest paid divided by average balance.
(3)

Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of government securities and yield on our investment portfolio of government securities are included.

(4)	Loan amounts are stated before deduction of the allowance for loan losses

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective average interest rates for the year ended December 31, 2019 compared with the year ended December 31, 2018 and the year ended 31, 2018 compared with the year ended December 31, 2017. Volume and rate variances have been calculated based on movements in average balances over the period and changes in average interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading gains and losses and yield on government trading and investment accounts results are included in the computation of interest income in all fiscal years.

	Year ended December 31, 2019/2018 Increase (Decrease) Due to Changes in			Year ended December 31, 2018/2017 Increase (Decrease) Due to Changes in
	Volume	Rate	Net change	Volume	Rate	Net change
ASSETS
Interest-earning assets
Government securities
Pesos	16,040,020	5,350,458	21,390,478	43,250	12,120,144	12,163,394
Foreign currencies	(113,213)	81,716	(31,497)	(377,009)	643,619	266,610

Total	15,926,807	5,432,174	21,358,981	(333,759)	12,763,763	12,430,004

Loans and advances To customers/financial institutions
Pesos	(18,287,204)	23,892,439	5,605,235	6,553,877	11,222,356	17,776,233
Foreign currencies	(306,024)	1,157,549	851,525	1,596,660	470,477	2,067,137

Total	(18,593,228)	25,049,988	6,456,760	8,150,537	11,692,833	19,843,370

To central bank
Pesos	—	—	—	—	(2,952)	(2,952)
Foreign currencies	—	—	—	—	—	—

Total	—	—	—	—	(2,952)	(2,952)

Other assets
Pesos	(72,075)	54,178	(17,897)	(270,671)	(531,993)	(802,664)
Foreign currencies	(336,903)	523,718	186,815	400,719	64,626	465,345

Total	(408,978)	577,896	168,918	130,048	(467,367)	(337,319)

Total interest-earning assets
Pesos	(2,319,259)	29,297,075	26,977,816	6,326,456	22,807,555	29,134,011
Foreign currencies	(756,140)	1,762,983	1,006,843	1,620,370	1,178,722	2,799,092

Total	(3,075,399)	31,060,058	27,984,659	7,946,826	23,986,277	31,933,103

	Year ended December 31, 2019/2018 Increase (Decrease) Due to Changes in			Year ended December 31, 2018/2017 Increase (Decrease) Due to Changes in
	Volume	Rate	Net change	Volume	Rate	Net change
LIABILITIES
Interest-bearing liabilities
Saving accounts
Pesos	(1,297,956)	(2,696,437)	(3,994,393)	780,932	4,589,402	5,370,334
Foreign currencies	208	(1,790)	(1,582)	4,062	412	4,474

Total	(1,297,748)	(2,698,227)	(3,995,975)	784,994	4,589,814	5,374,808

Time deposits
Pesos	(1,910,234)	14,540,841	12,630,607	2,450,359	10,213,379	12,663,738
Foreign currencies	(12,280)	51,030	38,750	41,675	47,640	89,315

Total	(1,922,514)	14,591,871	12,669,357	2,492,034	10,261,019	12,753,053

Banks loans - Central bank
Pesos	—	(60)	(60)	(2,364)	107	(2,257)
Foreign currencies	—	—	—	—	—

Total	—	(60)	(60)	(2,364)	107	(2,257)

Banks loans - Other financial institutions
Pesos	(1,698,222)	2,070,088	371,866	586,744	257,162	843,906
Foreign currencies	(1,318)	140,547	139,229	207,601	761	208,362

Total	(1,699,540)	2,210,635	511,095	794,345	257,923	1,052,268

Debt securities issued
Pesos	1,361,035	(184,540)	1,176,495	58,594	552,814	611,408
Foreign currencies	—	—	—	—	—	—

Total	1,361,035	(184,540)	1,176,495	58,594	552,814	611,408

Other liabilities
Pesos	(27,173)	(137,144)	(164,317)	(227,085)	95,897	(131,188)
Foreign currencies	—	—	—	—	—	—

Total	(27,173)	(137,144)	(164,317)	(227,085)	95,897	(131,188)

Total interest-bearing liabilities
Pesos	(3,572,550)	13,592,748	10,020,198	3,647,180	15,708,761	19,355,941
Foreign currencies	(13,390)	189,787	176,397	253,338	48,813	302,151

Total	(3,585,940)	13,782,535	10,196,595	3,900,518	15,757,574	19,658,092

Interest-Earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the fiscal years indicated.

	Fiscal Year ended December 31,
	2019	2018	2017
	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	239,498,141	251,651,795	237,186,255
Foreign currencies	97,579,694	108,332,525	71,726,981

Total	337,077,835	359,984,320	308,913,236

Net interest income (1)
Pesos	61,265,895	44,308,277	34,530,207
Foreign currencies	5,339,854	4,509,408	2,012,467

Total	66,605,749	48,817,685	36,542,674

Net interest margin (2)
Pesos	25.58%	17.61%	14.56%
Foreign currencies	5.47%	4.16%	2.81%
Weighted average rate	19.76%	13.56%	11.83%
Yield spread, nominal basis (3)
Pesos	12.41%	10.45%	10.24%
Foreign currencies	5.63%	4.23%	2.83%
Weighted average rate	16.75%	11.60%	10.03%

(1)	Net interest income is defined as interest earned less interest paid. Trading results from our portfolio of government securities are included in interest.
(2)	Net interest margin is net interest income stated as a percentage of average interest-earning assets.
(3)	Yield spread nominal basis is defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.

Investment Portfolio: Government and Corporate Securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and corporate issuers. The following table sets out our investments in Argentine and other governments and corporate securities as of December 31, 2019, 2018 and 2017 by type and currency of denomination.

	As of December 31,
	2019	2018	2017
	(in thousands of pesos)
Government securities
In pesos:
Argentine bonds	8,721,449	13,163,049	5,039,425
Other debt securities	51,705	85,926	12,417
Instruments issued by the BCRA	33,061,179	31,077,880	35,394,403

Total government securities in pesos	41,834,333	44,326,855	40,446,245

In foreign currency:
Argentine government treasury bills	7,344,597	4,974,349	10,873,689

Total government securities in foreign currency	7,344,597	4,974,349	10,873,689

Total government securities	49,178,930	49,301,204	51,319,934

Corporate securities
Listed
Equity securities	27,369	204,979	301,565

Total corporate securities - listed	27,369	204,979	301,565

Unlisted
Equity securities	3,176,244	—	—
Debt securities	163,836	432,363	669,305

Total corporate securities - unlisted	3,340,080	432,363	669,305

Investment funds	976,577	628,719	796,656

Total investment funds	976,577	628,719	796,656

The table below presents the issuer of which, as of December 31, 2019, we held securities in excess of 10% of our stockholder equity as of such date:

Issuer	Book value	Market value
	(in thousands of pesos)
BCRA	33,061,179	33,061,179
Argentine Republic	16,066,046	16,066,046

Investment Portfolio: remaining maturities of our investment portfolio

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2019 in accordance with the relevant issuance terms.

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
	Book value
	(in thousands of pesos, except percentages)
Government securities
In Pesos:
Argentine bonds (*)	8,616,830	104,619	—	—	8,721,449
Other debt securities	—	51,705	—	—	51,705
Instruments issued by the BCRA	33,061,179	—	—	—	33,061,179

Total government securities in pesos	41,678,009	156,324	—	—	41,834,333

In foreign currency:
Argentine government treasury bills	7,344,597	—	—	—	7,344,597

Total government securities in foreign currency	7,344,597	—	—	—	7,344,597

Total government securities	49,022,606	156,324	—	—	49,178,931

Debt securities - unlisted	143,652	20,101	—	83	163,836

Weighted average yield (for the securities indicated with *) (1)	64.66%	69.26%	0.00%	18.77%

(1)

The maturity profile above is based on each bond contractual maturity and its amortization profile. The weighted average yield was calculated using the internal rate of return of each bond published by the Argentine Institute of Capital Markets (“IAMC”) weighted by the expected outstanding principal at each maturity bucket.

Loan Portfolio

The following table analyzes our loan portfolio by types of loan as of December 31, 2019, 2018 and 2017. Loans are stated before deduction of the allowance for loan losses.

	As of December 31,
	2019	2018	2017
	(in thousands of pesos)
Loans and advances to government sector	427	317	495
Loans and advances to central bank	17,405	589	—

	17,832	906	495

Loans and advances to financial institutions
Loans and advances to financial institutions	5,198,021	14,874,564	10,419,050
Allowance for loan losses	(128,088)	(51,512)	(75,833)

	5,069,933	14,823,052	10,343,217

Loans and advances to customers
Overdrafts (1)	14,397,300	18,135,783	26,590,329
Commercial papers (2)	12,336,236	17,806,133	25,389,012
Notes	11,360,539	19,597,217	16,010,462
Real estate mortgage	14,151,441	15,544,350	10,107,852
Pledge loans	8,657,089	2,538,576	10,352,058
Consumer loans	23,594,950	36,244,344	37,311,875
Credit Cards	72,065,842	64,408,377	67,905,316
Loans for the prefinancing and financing of exports	18,296,107	69,360,839	52,573,999
Receivables from financial leases	1,889,792	3,657,745	5,215,361
Loans to personnel	1,714,373	1,854,451	1,424,810
Other financing (3)	22,990,706	21,616,264	31,711,445
Allowance for loan losses	(11,412,408)	(6,251,850)	(4,169,523)

	190,041,967	264,512,229	280,422,996

Secured loans
Liquid collateral	307,520	1,262,426	3,176,588
Preferred guarantees (4)	22,743,471	16,106,708	24,595,143

	23,050,991	17,369,134	27,771,731

(1)	Overdrafts include short and long-term loans to companies and overdraft lines of credit.
(2)	Commercial papers are endorsed promissory notes.
(3)	Other financing are loans not included in other categories.
(4)

Preferred guarantees mainly relate to mortgages and car loans, for which collection of the amounts owed is reasonably assured because the guarantees may be executed through established legal processes.

For a description of the risk elements associated with our investment portfolio and our risk policies, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Loans by Economic Activity

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2019, 2018 and 2017. Where appropriate, personal loans are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses.

	As of December 31,
	2019		2018		2017
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of pesos, except percentages)
Agricultural and livestock	9,221,711	4.46%	17,207,998	6.02%	6,849,989	2.32%
Construction	1,521,657	0.74%	2,353,865	0.82%	1,960,931	0.65%
Consumer	118,798,557	57.48%	94,634,645	33.13%	135,481,093	45.92%
Electricity, oil, water and sanitary services	1,603,518	0.78%	3,129,729	1.10%	2,748,273	0.93%
Financial sector	5,090,775	2.46%	14,874,881	5.21%	10,419,545	3.53%
Government services	458	0.00%	906	0.00%	495	0.00%
Mining products	19,318,275	9.35%	31,147,178	10.90%	1,738,123	0.59%
Others	19,069,270	9.23%	25,542,448	8.94%	72,021,461	24.42%
Other manufacturing	19,267,595	9.32%	40,162,465	14.06%	30,939,325	10.49%
Services	724,668	0.35%	25,828,545	9.04%	438,598	0.15%
Transport	1,844,102	0.35%	2,809,381	0.98%	4,853,854	1.65%
Wholesale and retail trade	10,209,673	4.05%	27,947,509	9.78%	27,560,377	9.34%

	206,670,259	100.00%	285,639,550	100.00%	295,012,064	100.00%

Maturity Composition of the Loan Portfolio

The following table analyzes our loan portfolio as of December 31, 2019 by type of loan and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing
	Amount as of December 31, 2019	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To government sector	458	458	—	—	—
To central bank	17,405	17,405	—	—	—
To financial institutions	5,198,021	887,487	2,479,946	1,830,588	—
To customers	201,454,375	125,804,709	24,169,915	39,374,368	12,105,383

Overdrafts	14,397,300	13,641,973	606,597	148,730	—
With privileged guarantees	24,522,903	2,627,716	3,910,534	6,692,747	11,291,906
Credit cards	72,065,842	72,065,842	—	—	—
Other	90,468,330	37,469,178	19,652,784	32,532,891	813,477

Total	206,670,259	126,710,059	26,649,861	41,204,956	12,105,383

Percentage of total loan portfolio	100.00%	61.31%	12.89%	19.94%	5.86%

Interest Rate Sensitivity of Outstanding Loans

The following table analyzes, by currency of denomination, the interest rate sensitivity of our loan portfolio as of December 31, 2019. Loans are stated before deduction of the allowance for loan losses.

As of December 31, 2019
(in thousands of pesos)
Variable Rate
Pesos	195,049
Foreign currency	281,615

Sub-total	476,664

Fixed Rate
Pesos — including adjustable loans	164,121,800
Foreign currency	34,289,980

Sub-total	198,411,780

Non-performing (1)
Pesos	5,054,670
Foreign currency	2,727,145

Sub-total	7,781,815

Total	206,670,259

(1)	For additional information on non-performing loans see “ —Non-performing and Restructured Loans” below.

The following table sets forth a breakdown of our fixed and variable rate loans which have a maturity of one year or more as of December 31, 2019.

	Interest Sensitivity of Outstanding Loans Maturing in More Than One Year
	Fixed rate	Variable rate
	(in thousands of pesos)
To financial institutions	3,120,568	—
To customers	47,558,430	14,432

Total	50,678,998	14,432

Foreign Country Outstanding Positions

As of December 31, 2019, 2018 and 2017 we did not hold “cross-border outstandings” exceeding 1% of our total assets. Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in dollars or other non-local currency.

Classification of Loan Portfolio by Stage

The following table presents our loan portfolio classified by stage, before the deduction for the allowance for loan losses as of December 31, 2019, 2018 and 2017:

	As of December 31,
	2019	%	2018	%	2017	%
	(in thousands of pesos, except percentages)
Stage 1	178,792,539	86.51%	260,143,988	91.07%	291,660,131	98.86%
Stage 2	20,095,905	9.72%	19,721,489	6.90%	1,307,042	0.44%
Stage 3	7,781,815	3.77%	5,774,073	2.03%	2,044,891	0.70%

	206,670,259	100.00%	285,639,550	100.00%	295,012,064	100.00%

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

Loans considered TDR as of December 31, 2019, 2018 and 2017 were as follows:

	As of December 31,
Troubled debt restructuring	2019	2018	2017 (1)
	(in thousands of pesos)
Wholesale
Others	1,056,874	115,914	197,270
Retail
Personal Loans	1,058,391	1,084,440	951,164
Mortgage	572	1,300	2,689
Others	256	811	8,772

	2,116,093	1,202,465	1,159,895

(1)	In accordance with IAS 39

We classify our loan portfolio in two categories: (i) retail and (ii) wholesale.

The following table presents our retail and wholesale loan portfolio as of December 31, 2019, 2018 and 2017 before the deduction of the allowance for loan losses:

	As of December 31,
	2019	%	2018	%	2017	%
	(in thousands of pesos, except percentages) (1)
Stage 1 (Retail)	102,093,227	86.18%	104,161,652	85.11%	117,650,700	97.67%
Stage 1 (Wholesale)	76,699,312	86.95%	155,982,336	95.55%	174,009,431	99.69%

	178,792,539	86.51%	260,143,988	91.07%	291,660,131	98.86%

Stage 2 (Retail)	13,147,412	11.10%	15,702,250	12.83%	1,144,821	0.95%
Stage 2 (Wholesale)	6,948,493	7.88%	4,019,239	2.46%	162,221	0.09%

	20,095,905	9.72%	19,721,489	6.90%	1,307,042	0.44%

Stage 3 (Retail)	3,223,742	2.72%	2,525,579	2.06%	1,663,897	1.38%
Stage 3 (Wholesale)	4,558,073	5.17%	3,248,494	1.99%	380,994	0.22%

	7,781,815	3.77%	5,774,073	2.02%	2,044,891	0.70%

Total retail loans	118,464,381	100.00%	122,389,481	100.00%	120,459,418	100.00%
Total wholesale loans	88,205,878	100.00%	163,250,069	100.00%	174,552,646	100.00%

	206,670,259	100.00%	285,639,550	100.00%	295,012,064	100.00%

(1)	Percentages for each category are of total consumer, commercial or total loans, as the context requires.

Non-performing and Restructured Loans

The following table analyzes at each of the dates indicated below our gross non-performing loan portfolio, and further breaks down the total into loans with preferred guarantees and those which are unsecured:

	As of December 31,
	2019	2018	2017
	(in thousands of pesos)
Non-performing loans	7,781,815	5,774,073	2,044,891

Total	7,781,815	5,774,073	2,044,891

With preferred guarantees	417,822	56,526	187,285
Unsecured	7,363,993	5,717,547	1,857,606

Total	7,781,815	5,774,073	2,044,891

The table below sets forth non-performing loans by economic activity as of each of the dates indicated:

	As of December 31,
	2019		2018		2017
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of pesos, except percentages)
Agricultural and livestock	203,004	2.61%	69,661	1.21%	96,937	4.74%
Construction	53,027	0.68%	29,444	0.51%	19,860	0.97%
Consumer	3,241,073	41.64%	2,651,851	45.93%	1,722,964	84.26%
Electricity, oil, water and sanitary services	1,510	0.02%	414	0.01%	2,344	0.11%
Financial sector	—	0.00%	—	0.00%	2,267	0.11%
Mining products	12,196	0.16%	94,165	1.63%	14,756	0.72%
Others	1,379,824	17.73%	940,207	16.28%	1,881	0.09%
Other manufacturing	2,412,057	31.00%	1,796,279	31.11%	89,360	4.37%
Services	13,430	0.17%	10,616	0.18%	21,018	1.03%
Transport	54,369	0.70%	49,263	0.85%	2,275	0.11%
Wholesale trade	411,325	5.29%	132,173	2.29%	71,229	3.48%

Total	7,781,815	100.00%	5,774,073	100.00%	2,044,891	100.00%

As of December 31, 2019, the majority of our loan portfolio, and non-performing and restructured loan portfolio, consisted of loans to Argentine borrowers. At that date, Ps.833.3 million, or 0.43% of our total loan portfolio, consisted of loans to foreign borrowers.

Gross interest income that would have been recorded on non-performing loans during the fiscal years ended December 31, 2019 and 2018 amounted to Ps.181.5 million and Ps.1,235.1 million, respectively.

Analysis of the Impairment Allowance

The table below sets forth the activity in the impairment allowance for the fiscal years ended December 31, 2019, 2018 and 2017. We charge-off non-performing loans when we believe that recovery is unlikely. We continue to try to collect all amounts past due, even if they have been charged-off, if we believe that the likelihood of collecting such amounts justifies the commitment of resources to do so.

	Year ended December 31,
	2019	2018	2017 (1)
	(in thousands of pesos, except percentages)
Balance at the beginning of the year	7,490,779	4,256,606	2,025,996
Adoption IFRS 9	—	1,594,161	—

Subtotal	7,490,779	5,850,767	2,025,996
Provisions for loan losses	12,678,870	5,955,331	4,230,045
Charge-offs (2)	(2,789,612)	(4,315,319)	(1,999,435)
Balance at the end of year	17,380,037	7,490,779	4,256,606

Charge-off / average loans	1.18%	1.51%	0.78%

(1)	In accordance with IAS 39
(2)

Charge-offs are not concentrated in any particular economic activity. Of the Ps.2,789.6 million charged-off in the fiscal year ended December 31, 2019, Ps.555.0 million or 19.90% were related to corporate borrowers and Ps.2,234.6 million or 80.10%, were related to individual consumers. The variation between 2019 and 2018 was due to the increases in the doubtful loan portfolio. Of the Ps.4,315.3 million charged-off in the fiscal year ended December 31, 2018, Ps.1,626.0 million or 37.68%, were related to corporate borrowers and Ps.2,689.3 million or 62.32%, were related to individual consumers. The variation between 2018 and 2017 was due to the increases in the doubtful loan portfolio. Of the Ps.1,999.4 million charged-off in the fiscal year ended December 31, 2017, Ps.89.2 million or 4.46%, were related to corporate borrowers and Ps.1,910.2 million or 95.54%, were related to individual consumers. Charge-offs include reversal and applications.

Allocation of the Impairment Allowance

The following table allocates the impairment allowance and sets forth the percentage distribution by each category as of December 31, 2019, 2018 and 2017.

	As of December 31,
	2019		2018		2017 (1)
	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages)
Advances	1,400,390	8.06%	512,773	6.85%	305,017	7.17%
Notes discounted and purchased	412,406	2.37%	189,669	2.53%	355,641	8.36%
Secured with mortgages	51,513	0.30%	44,402	0.59%	86,783	2.04%
Pledge loans	29,262	0.17%	36,484	0.49%	283,321	6.66%
Consumers loans	5,473,451	31.49%	4,141,884	55.29%	2,359,732	55.47%
Foreign trade	3,698,263	21.28%	—	—	—	—
Financial loans	1,174,519	6.75%	—	—	—	—
Other	5,140,233	29.58%	2,565,568	34.25%	866,112	20.30%

Total	17,380,037	100.00%	7,490,779	100.00%	4,256,606	100.00%

(1)	In accordance with IAS 39

Composition of Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the fiscal years ended December 31, 2019, 2018 and 2017.

	Fiscal Year ended December 31,
	2019	2018	2017
	(in thousands of pesos, except percentages)
Deposits in Domestic Bank Offices
Non-interest-bearing liabilities
Checking accounts
Average
Pesos	44,775,392	46,791,687	56,862,005
Foreign currencies	33,278,990	25,538,057	30,460,757

Total	78,054,382	72,329,744	87,322,762

Interest-bearing liabilities
Saving Accounts
Average
Pesos	47,651,322	70,202,837	62,065,106
Foreign currencies	106,905,794	104,492,370	65,191,148

Total	154,557,116	174,695,207	127,256,254

Average real rate
Pesos	5.76%	9.60%	2.20%
Foreign currencies	0.01%	0.01%	0.01%
Total	1.78%	3.86%	1.08%
Time Deposits
Average
Pesos	86,949,121	91,022,194	83,098,395
Foreign currencies	21,700,738	23,149,670	16,504,000

Total	108,649,859	114,171,864	99,602,395

Average real rate
Pesos	46.90%	30.92%	18.63%
Foreign currencies	0.85%	0.63%	0.34%
Total	37.70%	24.78%	15.60%

Maturity of Deposits

The following table sets forth information regarding the maturity of our deposits at December 31, 2019.

	Maturing
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Checking accounts	54,000,386	54,000,386	—	—	—
Savings accounts	147,825,400	147,825,400	—	—	—
Term deposits	84,174,403	78,996,315	3,702,262	1,385,784	90,042
Investment accounts	77	—	77	—	—
Other	7,987,781	7,987,781	—	—	—

Total	293,988,047	288,809,882	3,702,339	1,385,784	90,042

The following table sets forth information regarding the maturity of our certificates of deposit and other time deposits in denominations of US$100,000 or more at December 31, 2019.

	Maturing,
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Domestic	17,706,295	16,033,150	1,184,779	466,564	21,802

Total	17,706,295	16,033,150	1,184,779	466,564	21,802

Return on Equity and Assets

The following table presents certain selected financial information and ratios of BBVA Argentina for the fiscal years indicated.

	Year ended December 31,
	2019	2018	2017
	(in thousands of pesos, except percentages)
Profit (loss) for the year attributable to owners of the Bank	16,027,533	(2,291,690)	2,928,692
Average total assets (1)	505,170,224	523,280,554	464,850,223
Average stockholders’ equity attributable to owners of the Bank (1)	76,386,314	72,742,650	66,981,811
Stockholders’ equity attributable to owners of the Bank at the end of the fiscal year	82,760,382	70,012,246	75,473,054
Profit or loss for the year attributable to owners of the Bank as a percentage of:
Average total assets	3.17%	(0.44)%	0.63%
Average stockholders’ equity attributable to owners of the Bank	20.98%	(3.15)%	4.37%
Declared dividends (2)	2,500,000	3,702,746	2,010,519
Dividend payout ratio (3)	15.60%	(161.57)%	68.65%
Average stockholders’ equity as a percentage of average total assets	15.12%	13.90%	14.41%

(1)	Computed as the average of fiscal year-beginning and fiscal year-ending balances.
(2)

The Bank’s Board of Directors resolved to propose for shareholder approval the payment of a cash dividend of Ps.2,500 million for the year ended December 31, 2019. The ordinary and extraordinary shareholders’ meeting was initially called for April 7, 2020 and was rescheduled to May 15, 2020 as a virtual meeting due to the COVID-19 pandemic. See “Item 8. Financial Information—A. Financial Statements and other Financial Information—Dividends”).

(3)	Declared dividends stated as percentages of loss or profit for the year attributable to owners of the Bank. See “Item 8. Financial Information—Dividends”.

Short-Term Borrowings

Our short-term borrowings, which equaled or exceeded 30% of stockholders’ equity, totaled Ps.41.8 billion, Ps.56.1 billion and Ps.74.6 billion at December 31, 2019, 2018 and 2017, respectively. The table below shows those amounts at the end of each fiscal year and other related information.

	At December 31,
	2019		2018		2017
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(in thousands of pesos, except percentages)
Total amount outstanding at the end of the reporting period	44,814,453	4.6%	56,132,388	5.3%	74,577,404	17.1%
Average during year (1)	40,844,949	4.8%	43,814,061	6.8%	71,185,563	17.9%
Maximum month-end balance	44,814,453		56,132,388		84,089,715

(1)	Calculated as the average of balances at the end of each quarter during the relevant year.

F.	The Argentine Banking System and its Regulatory Framework

Argentine Banking System

On December 31, 2019, Argentina’s banking system consisted of 53 commercial banks, 13 of which were government-owned or government-related banks and 50 of which were Argentine private banks. The principal regulators of financial institutions in Argentina are the Central Bank, the Superintendence and, in the case of financial institutions that publicly offer their own securities in Argentina or otherwise engage in the offering or trading of third parties’ securities in Argentina, the CNV.

Private Sector Banks

According to information published by the Central Bank, on December 31, 2019, the largest Argentine private banks, in terms of total assets, were: Banco Santander S.A., Banco de Galicia y Buenos Aires S.A., BBVA Argentina, Banco Macro S.A. and HSBC Bank Argentina. Some of these banks, including BBVA Argentina, have one or more significant foreign investors. Argentine private banks accounted for 57.12% of total deposits and 60.50% of total gross loans in the Argentine financial sector as of December 31, 2019, of which the ten largest Argentine private banks accounted for 47.34% of total deposits and 51.52% of total gross loans in the Argentine financial sector. Foreign banks compete under the same regulatory conditions as Argentine banks.

Public Sector Banks

The principal state-owned banks are Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires and Banco de la Ciudad de Buenos Aires. As of December 31, 2019, based on the available data of the Central Bank, these three institutions accounted for 36.32% of total deposits and 30.17% of total gross loans in the Argentine financial sector.

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

•

Unless expressly provided otherwise by law, the Central Bank shall not be affected by regulations of a general nature that have been or may be enacted with reference to public administration entities and which introduce limitations on the authority or powers of the Central Bank established in its Charter.

•

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

•

The validity of Sections 44, 46 (c), 47 and 48 of the Central Bank’s Charter, with respect to the powers of the Superintendent of Financial and Exchange Entities (Superintendente de Entidades Financieras y Cambiarias) under the terms of the text approved as Article 1 of the Law No. 24,144.

•

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

•	Functions and powers of the Central Bank:

•

Purpose of the Central Bank. Prior to Law No. 26,739 according to the Charter, the “primary and fundamental purpose” of the Central Bank was to “preserve the value of the currency”. Following Law No. 26,739, the Central Bank has multiple purposes, including “promoting currency stability, financial stability, employment and economic development with social equity”.

•

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

•

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

•

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

•

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

•

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

•	Financing of the federal government:

•	Temporary Advances. The amendment of the Charter significantly increased the Central Bank’s ability to grant temporary advances to the federal government. See “—Central Bank” above.

•	Powers of the Central Bank’s board of directors. See “—Central Bank—Functions and powers of the Central Bank” above.

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

•

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

For the purposes of these regulations:

•	A “subsidiary” of a domestic financial institution is any domestic or foreign financial institution or company where:

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

Depending on the cash withdrawals made through the entity’s ATMs, the requirement will be reduced in accordance with the provisions of the BCRA, taking into account the provisions set forth above.

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

The following schedule indicates the minimum cash requirements for each type of account as of February of 2020. In the case of transactions in pesos, the minimum cash requirements will depend on the category assigned to the location of the operating office where the deposit was made:

	February 2020
	Categories
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

Fixed-term deposits, bonds for acceptances (including liabilities for the sale or assignment of credits to subjects other than financial institutions), reverse repurchases, bonds and stock-exchange reverse swaps, investments at constant term, with advanced cancellation or renewal option:

In pesos
Up to 29 days	32%	11%
From 30 to 59 days	22%	7%
From 60 to 89 days	4%	2%
More than 90 days	0%	0%
In foreign currency
Up to 29 days	23%	23%
From 30 to 59 days	17%	17%
From 60 to 89 days	11%	11%
From 90 to 179 days	5%	5%
From 180 to 365 days	2%	2%
More than 365 days	0%	0%
Demand and term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances
In pesos
Up to 29 days	29%	10%
From 30 to 59 days	22%	7%
From 60 to 89 days	4%	2%
More than 90 days	0%	0%
In foreign currency	15%	15%

	February 2020
	Categories
Type of Account	I	II to VI
Special deposits related to funds revenues from abroad – Decree No. 616/05	100%	100%
Term investments instrumented by nominative non-transferable certificates in pesos corresponding to public sector security holders, entitled to exercise the prepayment option within a term not greater than 30 days after constitution thereof	32%	11%
Deposits and term investments of “UVA” and “UVI”—including savings accounts in “UVA” and “UVI”
Up to 29 days	7%	7%
From 30 to 59	5%	5%
From 60 to 89 days	3%	3%
More than 90 days	0%	0%
Labor Closure Fund for Workers of the Construction Industry in “UVA”	7%	7%
Deposits and term investments that are constituted on behalf of minors by funds received gratuitously	0%	0%

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

•

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

•

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

(8)

Debt securities or certificates of participation in financial trusts in foreign currency -including other collection rights specifically acknowledged in the trust agreement to be constituted within the framework of loans established by multilateral credit institutions of which Argentina is a party, whose assets under management are loans originated by financial institutions under the terms described in (1) through (4) and the first paragraph of (6) above or documents denominated in foreign currency, bought by the trustee for the purpose of financing transactions on the terms and conditions mentioned in the above points above.

(9)

Financing transactions for purposes other than mentioned in (1) to (4) and the first paragraph of (6) above, included in the credit program “IDB Loan No. 1192/OC-AR”, without exceeding 10% of the lending capacity.

(10)	Loans to financial institutions (any interfinancing loans granted with such resources must be identified).

(11)	Notes and bills issued by the Central Bank denominated in U.S. dollars.

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

(14)	Debt instruments in foreign currency of the national treasury, up to an amount equivalent to one third the total amount of applications made according to this article.

(15)	Financings of investment projects for bovine cattle, including their working capital, without exceeding 5% of the entity’s deposits in foreign currency.

(16)	Financing to foreign importers for the acquisition of goods and/or services produced in the Republic, either directly or through lines of credit to foreign banks.

(17)

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

Limitations on Types of Business

Argentine commercial banks may conduct all activities and operations that are not specifically prohibited by law or by regulations of the Central Bank. Banks are permitted, among other things, to:

•	make loans in pesos and foreign currency;

•	receive deposits in pesos and foreign currency;

•	issue guarantees;

•	underwrite, place and broker equity and debt securities in the over-the-counter market, subject to the prior approval of the CNV;

•	conduct transactions in foreign currency;

•	act as fiduciary; and

•	issue credit cards.

According to the Financial Institutions Law, banks in Argentina are prohibited from investing in commercial, industrial or agricultural entities, or other entities without the express authorization of the Central Bank. The Central Bank may then impose conditions and limits to guarantee the safety and soundness of the financial institutions.

These limitations include:

•	the prohibition of a bank from pledging its shares;

•	restriction on incurring any liens upon its properties without prior approval from the Central Bank; and

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

•

Pillar 1 provides supervisors with a number of options to quantify capital requirements for credit, operational and market risk, and defines which components of an institution’s net worth are eligible to satisfy those requirements.

•	Pillar 2 describes the process to be followed by institutions to evaluate the sufficiency of their capital in relation to their risk profile.

•	Pillar 3 establishes minimum information requirements that financial institutions must provide on the adequacy of their capital.

•	Minimum Capital

Since the introduction of Basel I, financial institutions must keep an amount of total capital not less than 8% of their risk weighted assets. Items going towards compliance with this capital requirement are classified in two groups:

•	Core capital (Tier 1), and

•	Supplementary capital (Tier 2).

According to Basel II, at least half of the capital requirement should be composed of core capital, preferably common equity, a category that includes both common shares and retained earnings.

Had the Basel Accord been applied to us at December 31, 2019, our total capital would have been 2.02 times the minimum required.

Basel III established more demanding requirements, as banks must comply with three minimum ratios in relation to their risk-weighted assets:

•	4.5% for common equity (for which the qualifying criteria are more restrictive than for Basel II),

•	6% for Tier 1 capital, and

•	8% for total capital.

These new capital composition requirements help ensure that there will be greater capacity to absorb losses in stress situations.

•	Capital Conservation Buffer

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

•	Countercyclical Capital Buffer

The goal of the countercyclical capital buffer was to offset the pro-cyclical nature of the financial sector. In times of exceptional credit growth at the aggregate level, financial institutions will be required to increase their common equity until 2.5% of their risk-weighted assets.

•	Leverage Ratio

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

•	Liquidity Coverage Ratio

The Liquidity Coverage Ratio (“LCR”) is based on the methodologies used by international banks. It is calculated so that financial institutions can tolerate stress scenarios over a thirty-day period. Liquidity requirements in Argentina are stricter than those established by the international standards. See “—Liquidity Coverage Ratio” below.

•	Net Stable Funding Ratio

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

•	Intensive Supervision of Systemically Important Institutions

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

Basic Net Equity includes:

•	Ordinary Capital Level 1:

a)	Corporate capital (excepting preferred shares);

b)	Non-capitalized contributions (excepting share premiums);

c)	Equity adjustments;

d)	Reserve (excepting the special reserve for debt instruments);

e)	Retained earnings;

f)	Other results (either positive or negative);

g)

Other comprehensive income (“OCI”), including 100% of the results recorded in revaluation of property, plant and equipment and intangibles, and gains or losses by financial instruments at reasonable value with changes in OCI; and 100% of the outstanding balance of each of the items recorded in OCI not previously mentioned.

h)	Share premiums for instruments included in ordinary capital level 1; and

i)	Third-party participations for those companies subject to consolidated supervision systems.

•	Additional Capital Level 1:

a)	Instruments issued by the financial institution and not included in ordinary capital level 1;

b)	Share premiums for instruments included in additional capital level 1;

c)	Instruments issued by subsidiaries in the hands of third parties not included in ordinary capital level 1 for those companies subject to consolidated supervision systems.

Less: certain deductible items

“Complementary Net Equity” includes:

a)	Instruments issued by the financial institution and not included in the basic net equity;

b)	Share premiums for instruments included in the complementary net equity;

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

Minimum capital must be, at least, the greater of:

•	Minimum basic capital; and

•	The sum of minimum capital required for credit risk, market risk and operational risk.

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

The risk-weighters table is reformulated with new items and weighters and with a new scheme. Some of the new items and weighters are, among others:

•

Within the “Cash and cash equivalents” item, the cash on hand, in transit (if the financial institution assumes the transportation risk and liability) and in automated teller machines (weighted at 0%); and the cash items in the process of being received (collectible checks and drafts), cash in treasury transporting companies and cash in custody of financial institutions (weighted at 20%). Also included are the demand deposits and special demand deposits at the BCRA and payment orders charged by the BCRA (weighted at 0%).

•	Exposure to governments and central banks (weighted from 0% to 100%)

a)

To the BCRA denominated and funded in pesos; the national, provincial, municipal government denominated and funded in pesos; to the public non-financial sector arising from financing granted to social security beneficiaries or public employees (with discount code) and the shares of all financing entity that has a periodic amortization system that does not exceed, at the time of the agreements, 30% of the debtor’s income and/or, if applicable, the codebtor’s income) (weighted at 0%).

b)	To governmental sector and Central Bank (weighted at 100%):

Qualification	AAA until AA-	A+ until A-	BBB+ until BBB-	BB+ until B-	Less than B-	Not rated
Risk weighting	0%	20%	50%	100%	150%	100%

c)	To other sovereign states (or their central banks):

Qualification	AAA until AA-	A+ until A-	BBB+ until BBB-	BB+ until B-	Less than B-	Not rated
Risk weighting	0%	20%	50%	100%	150%	100%

d)	Entities from the governmental sector of other sovereign states according to the credit rating assigned to the corresponding sovereign:

Qualification	AAA until AA-	A+ until A-	BBB+ until BBB-	BB+ until B-	Less than B-	Not rated
Risk weighting	20%	50%	100%	100%	150%	100%

e)

The public sector due to the purchase of public bonds issued in pesos by the central administration, when in the amount and with some of the guarantees established in item 4.1.1. of the rules on “Financing the public sector in the financial sector”, according to the credit rating assigned to the corresponding jurisdiction:

Qualification	AAA until AA-	A+ until A-	BBB+ until BBB-	BB+ until B-	Less than B-	Not rated
Risk weighting	20%	50%	100%	100%	200%	200%

•	Exposure to Multilateral Development Banks (weighted from 0% to 100%)

•

Exposure to financial institutions in the Republic (weighted from 20% to 100%). For those entities with 100% risk score, a risk weight corresponding to a less favorable category than those assigned to exposures with the National Government is applied in foreign currency with a 100% cap amount, provided that the risk assessment is B-, in which case the risk score will be 150%.

•	Exposure to financial institutions from abroad (100%).

Qualification	AAA until AA-	A+ until A-	BBB+ until BBB-	BB+ until B-	Less than B-	Not rated
Risk weighting	20%	50%	100%	100%	150%	100%

•

Exposure to companies and other legal persons in the Republic and abroad –including foreign-exchange dealers, insurance companies, stock exchanges and local companies treated as part of the non-financial private sector (100%)

•	Exposures included in the retail portfolio (with weighters from 75% to 100%)

•	Mortgage-guaranteed financing, which, subject to certain conditions, has weighters between 35% and 100%

•	Loans more than 90 days in arrears (with weighters from 50% to 150%)

(b)	failed delivery-against-payment transactions; and

(c)	requirement for counterpart credit risk in transactions with over-the-counter derivatives.

The sum of (a), (b) and (c) is multiplied by a coefficient which varies from 1 to 1.19 based on the rating the entity is granted by the Superintendence.

Minimum Capital Requirement for Market Risk: the Central Bank imposes additional minimum capital requirements in relation to market risk associated with positions held by financial institutions in securities values imputed to the trading portfolio. Likewise, they are also subject to the calculation of the market risk in foreign currency positions.

The market risk is the sum of the interest rate risk, exchange risk, options risk, basic products risk and stocks risk. BBVA Argentina is only exposed to the first two.

The risk rate is calculated as the addition of the specific risk and the general risk. The capital requirement for specific risk is intended to protect the entity against adverse movements in the price of a bond caused by factors related to its issuer. General risk is derived from the sensitivity to changes in interest rates.

Exchange risk is calculated by weighting the net position by 8%.

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

Seven operational risks event types are defined, according to internationally accepted criteria:

•	internal fraud;

•	external fraud;

•	employment practices and workplace safety;

•	clients, products and business practices;

•	damage to physical assets, resulting from acts of terrorism and vandalism, earthquakes, fire or flood;

•	business disruption and system failures; and

•	execution, delivery and process management.

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

Gross income is defined as the sum of:

(i)	financial and service income less financial and service charges; and

(ii)	other profits less other losses.

The following items, however, must be excluded, as applicable, from the accounting entries mentioned in (i) and (ii) above:

•	charges originated in the constitution of allowances, the cancellation of allowances from previous financial years and credits recovered in the financial year which were settled in previous years;

•	the result from participations in financial institutions and in companies, to the extent that these may be items deductible from the computable equity liability;

•

extraordinary or irregular items –namely those originated in atypical and exceptional results occurred during the period, of infrequent occurrence in the past and not expected for the future–, including income from the collection or insurance (loss recoveries); and

•	results from the sale of securities classified and measured at amortized cost or fair value with change in other comprehensive income.

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

By Communication “A” 5827, the BCRA established that financial institutions must maintain the following as of that date:

•	Capital conservation margin

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

•	Contra cyclical margin

Whenever credit growth is excessive in the Central Bank’s opinion which is causing an increase in systemic risk, the Central Bank may impose the obligation on financial institutions to establish a contra cyclical margin between 0% and 2.5% of their APR, subject to a 12-month prior notice. The Central Bank may also eliminate or reduce this obligation whenever, in its opinion, such systemic risk has disappeared or decreased. Banks must comply on an individual and consolidated basis with the ratios for minimum capital. If a financial institution does not comply with all these minimum capital requirements, it must submit a regulatory and restructuring plan to the Central Bank, which may impose various penalties, including:

•	temporary limitation on the amount of deposits a bank may accept;

•	institutional restrictions as per expansion capacity and dividends distribution in cash;

•	revocation of the license of a bank to conduct foreign exchange transactions; and, in some extreme cases, and

•	revocation of the license of a bank to operate.

The following table presents, at December 31, 2019, both the calculation of our ratio of capital to risk-weighted assets computed under the Basel Accord and our capital under the minimum capital rules of the Central Bank.

December 31, 2019
(in millions of pesos, except percentages)
Basel Accord
Total capital	63,132.4
Risk-weighted assets	390,693.4
Ratio of total capital to risk-weighted assets (1)	16.2%
Required capital	31,255.5
Excess capital	31,876.9
Central Bank’s Rules (2)
Total capital	49,989.7
Risk-weighted assets	302,234.5
Ratio of total capital to risk-weighted assets (3)	16.5%
Required capital	24,703.0
Excess capital	25,286.7

(1)	Under the risk-based capital requirements of the Basel Accord, the Bank would be required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.
(2)	Calculated on a consolidated basis in accordance with Central Bank requirements.
(3)	Under the risk-based capital requirements of the Central Bank, we are required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.

Liquidity Coverage Ratio (LCR)

By Communication “A” 5693, the BCRA ordered the application of the Liquidity Coverage Ratio, or “LCR”, which took effect as of January 30, 2015.

This Communication sets forth that financial institutions must have an adequate stock of high-quality liquid assets (HQLA) free of any restrictions which can be immediately converted into cash in order to cover their liquidity needs during a period of 30 days in case of a stress scenario. Also, financial institutions must carry out their own stress tests to determine the liquidity level that they should maintain in other scenarios, considering a period greater than 30 calendar days. The LCR must be equal to or greater than 1.00 (the stock of high-quality liquid assets must not be lower than the total net cash outlays) in the absence of a financial stress scenario. The LCR may fall below 1 in other scenarios.

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

In order to calculate the LCR, the related assets include, among others, cash in hand, cash in transit, in armored transportation companies and ATMs; deposits with the BCRA, certain national public bonds in pesos or in foreign currency, securities issued or guaranteed by the Banco de Pagos Internacionales, the International Monetary Fund, the European Central Bank, the European Union or Multilateral Development Banks that comply with certain conditions and debt securities issued by other sovereign entities (or their central banks).

BBVA Argentina’s LCR was 413% as of December 31, 2019, 291% as of December 31, 2018 and 289% as of December 31, 2017.

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

Foreign Currency Position

General Exchange Position

The Central Bank defines the general foreign-exchange position as the sum of the following items:

•	gold and foreign currency resources available in the Republic;

•	gold and foreign currency resources available abroad;

•	foreign public and corporate securities;

•	cash or future foreign-exchange purchases pending settlement;

•	cash or future public and private security purchases pending settlement;

•	cash or future foreign-exchange sales pending settlement;

•	cash or future public and private security sales pending settlement; and

•	foreign-exchange holdings in the form of deposits and investments at any term in banks from abroad and all kinds of liquid investments abroad.

The general foreign exchange position does not include foreign assets of third parties under custody, purchases and sales of foreign currencies or securities at a term and direct investments abroad.

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

Through Communication “A” 6244 dated May 19, 2017, the Central Bank provided that financial entities may freely determine the level and use of their general foreign exchange position. Thus, financial entities are enabled to manage their foreign currency positions, both in terms of the composition of their assets, and the possibility of entering and withdrawing their holdings of the Republic, with its consequent impact on reserves.

Global Net Position

The global net position of a financial institution may not exceed the following limits:

•	Monthly average negative global net position of foreign currency (liabilities exceeding assets), may not exceed 30% of the RPC of the last immediately preceding month.

•	Daily positive global net position of foreign currency (assets exceeding liabilities), may not exceed 5% of the RPC of the last immediately preceding month.

•	An additional daily limit to the positive global net position for cash, which may not exceed 4% of the RPC of the last immediately preceding month.

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

Any excess above the limits will be subject to a charge equivalent to 1.5 times the nominal annual overdue interest rate arising from tenders for BCRA bills (LELIQ) denominated in pesos.

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

Fixed Assets and Other Items

The Central Bank requires that the fixed assets and other items maintained by financial institutions must not exceed 100% of the entity’s RPC. The BCRA has resolved to increase by 50 percentage points the specified limit to the extent that the immobilization of the assets is originated in the holding of national public securities and/or monetary regulation instruments of the BCRA appropriated as guaranteed by financial institutions in favor of such entity according to the regulations in force for transactions implemented by the ALADI (Asociación Latinoamericana de Integración) reciprocal payments and credits agreement.

Such fixed assets and other items include the following:

•	shares of local companies;

•	various credits (including the net balance favorable to the given entity corresponding to the tax on minimum presumed income or “TOMPI”);

•	property for own use;

•	various other property items;

•	debt securities or financial trust participation certificates whose underlying assets are the above-mentioned loans, computed in their respective proportion; and

•	financing transactions for related clients.

Excluded from the above items are those assets deductible for calculating the entity’s RPC and assets used as a guarantee for certain transactions mainly related to derivatives, as well as the financing transactions with certain related companies, provided the participation in the company exceeds 50% of the corporate capital and 50% of the votes.

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

Lending and Investment Limits

Private sector

Central Bank rules limit the amount of credit, including guarantees, that a financial institution may extend to, and the amount of equity that it may invest in, any entity at any time. These limits are based on the Bank’s allowable capital base, or “ACB” (basic net equity) on the last day of the immediately preceding month.

According to Central Bank rules, a financial institution may not extend credit to a single non-related client and its affiliates, or invest in that client’s equity, in an amount in excess of 15% of the bank’s ACB. However, it may extend additional credit to that client up to 25% of the bank’s ACB if that additional credit is secured with certain senior preferred liquid assets, including public or private debt securities. Total loans or other extensions of credit that a financial institution may grant to any particular borrower and its affiliates are also limited based on the borrower’s net worth. Total loans or other extensions of credit to any particular borrower and its affiliates may not exceed, in general, 100% of such borrower’s net worth, but such limit may be increased to 200% of the borrower’s net worth if such amount does not exceed 2.5% of the bank’s ACB or 300% in the case of reciprocal guarantee companies and public guarantee funds registered (in both cases) with the pertinent registry authorized at the Central Bank, and provided it does not exceed 10% of relevant entity’s ACB.

The Central Bank requires that extensions of credit in any form in excess of 2.5% of a bank’s ACB must be approved by the relevant branch manager, regional manager, relevant first line administrative officer of the credit area, general manager and credit committee, if any, of the bank, as well as by its board of directors, administration council or similar corporate body.

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

•	in certain exceptional cases, any individual or entity that the Central Bank has determined to be in a position to adversely affect the financial condition of the bank.

“Control” is defined as:

•	holding or controlling, directly or indirectly, 25% of the voting stock of the controlled entity;

•	having held 50% or more of the voting stock of the controlled entity at the time of the last election of such entity’s board of directors;

•

any type of equity holding that creates the ability to vote or direct the vote so as to prevail on any issue considered at the controlled entity’s general shareholders’ meeting or meeting of the board of directors; or

•	when a person is determined by the board of directors of the Central Bank to be exercising any influence, directly or indirectly, on the management or policies of the bank.

The Central Bank requires that the total amount of financing that a financial institution may provide to a related company or person may not exceed the following percentages of the bank’s ACB as of the last day of the immediately prior month:

1.	Local financial sector

a.	By a controlling relationship

Lender entity	Borrowing entity	General	Additional
			Tranche I	Tranche II	Tranche III
	CAMEL 1 (*)	100%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—

CAMEL 1 to 3	CAMEL 2 (*)	20%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	55% for financing transactions for an agreed initial term of up to 180 days.

	CAMEL 3 (*)	10%	20% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	20% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—

	Not meet any of the above conditions	10%	—	—	—

(*)	Subject to consolidation with the lender.

b.	By a relationship that is not controlling

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	CAMEL 1 to 3 provided that it belongs to the same consolidation group of the lender.	25%

	Not meet any of the above conditions	10%

CAMEL 4 or 5		0%

2.	Foreign financial sector

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each foreign related bank: • With “Investment Grade” classification • Without “Investment Grade” classification: Financing without computable warranty Financing with/without computable warranty	10% 5% 10%

CAMEL 4 or 5

To each foreign related bank subject to consolidation and parent company:

•  With “Investment Grade” classification

•  Without “Investment Grade” classification:

Financing without computable warranty

Financing with/without computable warranty

10% 5% 10%

	To each foreign related bank not subject to consolidation: • With “Investment Grade” classification • Without “Investment Grade” classification	10% 5%

	To each foreign related bank that does not meet any of the above conditions	0%

3.	Local complementary services companies

Lender entity	Borrowing entity	General	Additional
			Tranche I	Tranche II	Tranche III
CAMEL 1	Stock exchange agent or other broker, leasing, factoring or temporary acquisition of participation in companies to sell the holdings afterwards (**)	100%	—	—	—

	Debit/credit card issuers (**)	100%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—

	Not meet any of the above conditions	10%	—	—	—

CAMEL 2	Stock exchange agent or other broker, leasing, factoring or temporary acquisition of participation in companies to sell the holdings afterwards (**)	10%	—	—	90%

	Debit/credit card issuers (**)	20%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	55% for financing transactions for an agreed initial term of up to 180 days.

	Not meet any of the above conditions	10%	—	—	—

CAMEL 3	Debit/credit card issuers (**)	10%	20% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	20% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—

	Not meet any of the above conditions	10%	—	—	—

CAMEL 4 or 5	Complementary services companies (**)	10%	—	—	—

	Not meet any of the above conditions	0%	—	—	—

(**)	Subject to consolidation with the lender.

4.	Foreign complementary services companies

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each complementary services related companies: • Financing without computable warranty • Financing with/without computable warranty	5% 10%

CAMEL 4 or 5	To each complementary services companies subject to consolidation with the lender: • Financing without computable warranty • Financing with/without computable warranty	5% 10%
	To each complementary services related companies that do not meet any of the above conditions	0%

5.	Other clients related by controlling relationship

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each related borrower: • Financing without computable warranty • Financing with/without computable warranty	5% 10%

CAMEL 4 or 5	• To each related company (only equity investment) (***) • To each related borrower that does not meet any of the above conditions	5% 0%

(***)	Admitted activity under Section 3 of the rules on “Complementary services of the financial activity and permitted activities”.

6.	By personal relationship

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 a 3	To each related borrower	5%

CAMEL 4 or 5	• To each related person to use exclusively for personal or family purposes	30 times the minimum vital and mobile salary (****)
	• To each related borrower that does not meet any of the above conditions	0%

(****)

Established by the National Employment, Productivity and Minimum, Vital and Mobile Salary Council for monthly workers who complete the full legal working day, in effect at the time of granting the loan in question.

The total financing granted to all related clients (subject to maximum individual limits exceeding 10%) may not exceed 20% of the ACB of the entity.

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

At December 31, 2019, the aggregate of computable loans, other extensions of credit and equity investments by BBVA Argentina on a consolidated basis to related persons totaled Ps.7,433 million, or 15.44% of BBVA Argentina’s RPC.

Non-financial Public Sector

The non-financial public sector includes, inter alia:

•	the federal government;

•	provincial governments;

•	the city of Buenos Aires;

•	municipal governments;

•	central administration, ministries, departments and their decentralized and autonomous entities and other official bodies; and

•

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

•

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

•	maintain technical and professional independence of their management for implementing corporate policies;

•	trade their goods and/or services at market prices;

•	possess fixed assets; the use of which in the activity is not subject to any condition from their shareholders; and

•	do not distribute of dividends among their shareholders.

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

The Central Bank may also apply the provisions applicable to non-financial private sector corporations to state-owned companies that are not governed by Law No. 20,705, provided that such state-owned companies not governed by Law No. 20,705 comply with the following requirements:

•	their creation must have been ordered by a national law or decree by the federal executive;

•	they must create a limited liability company according to the rules of Chapter II, Sections V and VI of the Business Companies Law No. 19,550;

•	the public state must hold a majority interest, direct or indirect;

•	they must be the purpose of developing of activities for oil reserves, its transportation, distribution, commercialization and industrialization or the generation and/or sale of electric energy; and

•	they must be subject to internal and external control by the national public sector in terms of the Financial Administration Law and the National Public Sector’s Control System Law No. 24,156.

Consequently, those corporations receiving the treatment set forth in this resolution are exempted from the application of the provisions regarding financial assistance to the owners of entities in the non-financial public sector.

All financing granted to the above entities may not exceed the following limits with respect to the entity’s RPC as at the last day of the preceding month:

•	for transactions in the national public sector: 50%, which includes loans granted to governments from other jurisdictions guaranteed by their participation in the federal tax collection system;

•

for all transactions granted to each provincial jurisdiction and the City of Buenos Aires (excluding those comprised in the previous paragraph which must be guaranteed by the collection of local taxes or by pledge or implemented under leasing agreements): 10%. This limit includes financing transactions granted to municipal governments in the respective jurisdiction and guaranteed by their participation in the collection of provincial taxes;

•	for all transactions with each municipal jurisdiction, which must be guaranteed by the collection of local taxes or by pledge, or implemented under leasing agreements: 3%;

•	the limits mentioned above may be increased by 15 percentage points, provided that the increases are applied to a specific purpose;

•

total financing granted through the acquisition of public securities issued in pesos by the central administration of the provincial non-financial public sector and / or the CABA, which do not have any of the guarantees provided: 5%;

•	for all transactions to municipal jurisdictions: 15%; and

•	for all transactions referred to in the first three points above: 75%.

The limits mentioned in the two bullets immediately above may be increased by 50 percentage points, provided that the increases are applied to a specific purpose;

In addition, the monthly average of the daily balances of the set of transactions corresponding to holders of debt of the non-financial public sector (national, provincial, CABA and municipal), with the exception of those carried out with the BCRA, cannot exceed 35% of the total assets on the last day of the previous month.

The following financial assistance will be excluded from compliance with the limits provided above:

•	financing covered by cash guarantees, which constitute preferred “A” guarantees;

•	financing covered by bonds of fixed-term certificates of deposit issued by the financial institution itself, which constitute preferred “A” guarantees;

•	export financing when the transactions are automatically reimbursed by the BCRA, in accordance with regimes of bilateral or multilateral foreign trade agreements;

•	financing covered by guarantees of monetary regulation instruments of the Central Bank, which constitute preferred guarantees “A”;

•	credits for cash transactions to be liquidated, without prejudice to the calculation of the credits for the liquidation mismatches that occur;

•	loans corresponding to claims covered by the National State (Law 20,299) in export financing;

•	premiums for purchase and sale options taken; and

•

financing and guarantees, bonds and other responsibilities granted by local branches or subsidiaries of foreign financial entities, on behalf of and order of its parent company or its branches in other countries or of the controlling entity, under certain conditions.

Loan Loss Allowances

The loan loss allowances presented in our Consolidated Financial Statements included in this Form 20-F are prepared under IFRS-IASB (see Note 5.4.b) and c) to the Consolidated Financial Statements), which differs from the statutory consolidated annual financial statements for years prestated in the Consolidated Financial Statements that the Bank prepared to comply with the requirements of the Central Bank. Communication “A” 6430 of the BCRA requires the application of Section 5.5 Impairment of the IFRS 9 for fiscal years beginning on or after January 1, 2020. The below describes the treatment of loan loss allowances pursuant to BCRA-GAAP as they are applicable to our statutory financial statements and the regulatory framework of the Argentine banking system.

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

1.	The guidelines vary depending on whether commercial loans are involved, or consumer and housing loans. Commercial loans of:

a)	Up to Ps.11,896,000(1) for clients who qualify as micro-credit institutions.

(1)	40% of the reference amount established in point 3.7. of the BCRA’s “Classification of Debtors” rules.

b)	Up to Ps.29,740,000(2) for all other activities.

(2)	40% of the reference amount established in point 3.7. of the BCRA’s “Classification of Debtors” rules.

may be considered, for classification purposes, as consumer loans at the bank’s discretion, and treated as such. The Bank has used that option.

2.	Debtors and all their loans are included in one of six categories or situations of decreasing credit quality:

Commercial Loans	Consumer or Housing Loans	Arrears
1. Normal (1)		up to 31 days
2. Special Tracking (2)	2.Low risk	up to 90 days
3. Substandard	3.Medium risk	up to 180 days
4. High Insolvency Risk (3)	4.High risk	up to 1 year
5. Irrecoverable (4)		more than a year
6. Irrecoverable for Technical Decision (5)

(1)	In the case of consumer or housing loans, current account overdrafts are considered to be performing until 61 days have elapsed from the date granted.
(2)	Commercial loans in category 2 are divided into loans:
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

4.	When loans are fully collateralized by preferred class A collateral, evaluation of the repayment capacity is not required.

5.	Minimum classification frequency. Debtors and loans must be valuated and classified with a minimum frequency depending on the type of clients, as described below.

a)	Consumer portfolio clients: monthly

b)	Commercial portfolio clients: annually. However classification should be performed:

•	During the course of each quarter for clients whose debts are equivalent to 5% or more of the financial institution’s total capital;

•

During the course of each half-year in the case of clients whose debt at some moment has totaled between 1% of the financial institution’s total capital or the equivalent to Ps.29,740,000 (1) whichever is lower, and less than 5% of the financial institution’s total capital.

(1)	100% of the reference amount established in point 3.7. of the BCRA’s “Classification of Debtors” rules.

•	During the course of the year for the rest of clients who are considered part of the commercial portfolio.

•	In addition, the bank should review a debtor’s situation when any of the following circumstances occur:

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

Re-appraisal must be immediate in the case of clients with debts totaling 1% or more of the financial institution’s RPC or the equivalent to Ps.29,740,000 (2), whichever is lower.

(2)	100% of the reference amount established in point 3.7. of the BCRA’s “Classification of Debtors” rules.

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

By Communication “A” 4683, the BCRA introduced the possibility for debtors of the consumer and consumer-like portfolio to be assigned a percentage above the minimum estimate for a particular category without having to be automatically reclassified to the next category. BBVA Argentina has used this possibility.

3.	Procedure for constituting provisions above the minimum ones established by the regulations for a portfolio in a normal situation.

The main criterion is based on the provisions of point 7.1. of the “Debtor Classification Standard” and “Debt Provisions Standard”, more stringent criteria may be adopted on the basis of the objective guidelines mentioned in the first paragraph of the same point, provided this constitutes a generally applied policy which must be duly detailed in the “Debtor Classification and Provision Procedures Manual”, without this affecting the rating that must be allocated to eligible borrowers as provided hereunder, and provided this is duly grounded on objective criteria based on behavioral studies that give support to the higher provisions (be it for the active portfolio as a whole or by type of financing). In accordance with the regulations in force, we do not apply provision percentages above the established minimum.

The policy in force for the management of provisions by BBVA Argentina sets forth two control levels:

•	Regulatory and technical control

Two basic references when it comes to the management of provisions are, on the one hand, compliance with the regulatory requirements on minimum capital and non-performance provisions; and, on the other hand, the Bank’s capital ratio. BBVA Argentina strives at all times to comply with the regulatory requirements on minimum capital and non-performance provisions. Therefore, both values per se determine a lower limit for the management of provisions. Likewise, a second lower limitation is established for the management of provisions: the capital ratio. In this regard, any disablement of provisions may only take place if the capital ratio (defined as the computable equity liability divided by the risk-weighted assets) is 10.5% or higher.

•	Behavioral control of portfolio indicators.

In order to provide for the Bank an appropriate level of provisions, the behavior of the Bank’s main credit portfolio indicators are monitored on a regular basis.

At least the following portfolio behavior indicators are analyzed:

•	NPL ratio behavior

•	Cycle-adjusted expected loss behavior

•	Expected loss behavior without cycle adjustment

•	Coverage performance

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

4.	Allowance percentages used by BBVA Argentina.

These allowances cover expectations of arrears and estimate possible losses per portfolio and per type of financing. Considering the applicable coverage and their regular revision and after a qualitative analysis of the environment, it is decided whether the policy of allowances should be maintained or modified. BBVA Argentina has resolved to modify the allowance percentages applied for the commercial, consumer and consumer-like portfolios as detailed below:

•	Percentages of allowance for clients in a normal situation until November 28, 2017:

Product	Consumer Portfolio	Consumer-like Portfolio	Commercial Portfolio
Overdrafts
Negotiated Securities
Pledges
Personal
Credit Accounts
Checks	1.40	1.00	1.00
Credit Cards
Corporate Bonds
Foreign Trade
Loans to Companies
Financial Loans
Mortgages	1.00	1.00	1.00

Other provisionable products	1.00	1.00	1.00

•	Percentages of allowance for clients in a normal situation since November 29, 2017:

Product	Consumer Portfolio	Consumer-like Portfolio	Commercial Portfolio
Overdrafts
Negotiated Securities
Pledges
Personal
Credit Accounts
Checks	1.00	1.00	1.00
Credit Cards
Corporate Bonds
Foreign Trade
Loans to Companies
Financial Loans
Mortgages	1.00	1.00	1.00

Other provisionable products	1.00	1.00	1.00

•	Percentages of allowance for consumer portfolio clients (other than normal situation):

Situation	Category	Without Preferred Guarantees	With Preferred Guarantees B	With Preferred Guarantees A
		(in percentages)
2	Low Risk	5	3	1
3	Medium Risk	100 (*)	12	1
4	High Risk	100 (*)	25	1
5	Irrecoverable	100	50	1
6	Irrecoverable for Technical Reasons	100	100	1

(*)	In the event of clients classified under the current situations by the mandatory reclassification process, the applicable provision percentage will be 95%.

◾ Percentages of allowance for consumer-like portfolio clients (other than normal situation) (*):

Situation	Category	Without Preferred Guarantees	With Preferred Guarantees B	With Preferred Guarantees A
		(in percentages)
2	Low Risk	5	3	1
3	Medium Risk	100 (**)	12	1
4	High Risk	100 (**)	25	1
5	Irrecoverable	100	50	1
6	Irrecoverable for Technical Reasons	100	100	1

(*)	This Policy will be applicable except as authorized by the Companies and Wholesale Banking Monitoring Committee.
(**)	In the event of clients classified under the current situations by the mandatory reclassification process, the applicable provision percentage will be 95%.

•	Percentages of allowance for commercial portfolio clients (other than normal situation):

Situation	Category	Without Preferred Guarantees	With Preferred Guarantees B	With Preferred Guarantees A
		(in percentages)
2.a.	Under Observation	5	3	1
2.b.	Under Negotiation	12	6	1
3	Substandard	25	12	1
4	High Risk of Insolvency	50	25	1
5	Irrecoverable	100	50	1
6	Irrecoverable for Technical Reasons	100	100	1

5.	The Superintendence may require additional provisioning if it determines that the current level is inadequate.

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

We have been registered as an over-the-counter broker since 1989. In 1991, we created Francés Valores Sociedad de Bolsa S.A., renamed later as BBVA Francés Valores S.A., by virtue of the last change of name registered before the IGJ on April 4, 2014 under No. 5,883 Book 68 of Corporations. In the shareholders’ meetings held on April 24, 2019 and May 15 2019, the shareholders of BBVA Francés Valores S.A. resolved to change the company’s corporate name to “BBVA Valores Argentina SA”. The registration of such change is still pending before the IGJ.

On December 28, 2012 Law No. 26,831, the “Capital Markets Law” was enacted, and was supplemented by the CNV by Resolution No. 622/13 dated September 5, 2013, According to section 47 of the said law, all agents acting in the different markets, must have the prior approval and registration of the CNV. During 2014 BBVA Argentina and BBVA Francés Valores S.A. completed their registration as settlement and integral compensation agents.

Financial Institutions with Economic Difficulties

Under the Financial Institutions Law, if a financial institution:

•	evidences a cash reserve deficiency,

•	has not satisfied certain technical standards,

•	has not maintained minimum net worth standards, or

•	is deemed by the Central Bank to have impaired solvency or liquidity;

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

According to the Anti-Money Laundering Law, the following persons, among others, are subject to report to the UIF: (i) financial institutions and insurance companies; (ii) exchange agencies and individuals or legal entities authorized by the Argentine Central Bank to operate in the purchase and sale of foreign currency in the form of cash or checks drawn in foreign currency or by means of credit or debit cards or in the transfer of funds within Argentina or abroad; (iii) broker-dealers, over-the-counter market agents, and intermediaries engaged in the purchase, lease, or borrowing of securities; (iv) armored transportation services companies and companies or concessionaires rendering postal services that carry out foreign currency transfers or remittance of different types of currency or notes; (v) governmental organizations, such as the Central Bank, the Argentine Tax Authority, the National Superintendency of Insurance (Superintendencia de Seguros de la Nación), the CNV and the IGJ; (vi) professionals in economics sciences and notaries public; and (vii) individuals and legal entities acting as trustees of any kind and individuals or legal entities related directly or indirectly to trust accounts, trustees and trustors under trust agreements.

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

Argentine financial institutions must comply with all applicable anti-money laundering regulations as provided by the Central Bank, the UIF, and, if applicable, the CNV. In this regard, in accordance with Resolution No. 229/2014 of the UIF, both the Central Bank and the CNV are considered “Specific Control Organs”. In such capacity, they must cooperate with the UIF in the evaluation of the compliance with the anti-money laundering proceedings by the legally bound reporting parties subject to their control. In that respect, they are entitled to supervise, monitor and inspect such entities, and if necessary, to implement certain corrective measures and actions. Resolution No. 30/2017 issued by the UIF, as amended (“Resolution No. 30”), is applicable to financial entities subject to the FIL, to entities subject to the Law No. 18,924, as amended, and to individuals and legal entities authorized by the Central Bank to intervene in the purchase and sale of foreign currency through cash or checks issued in foreign currency or through the use of credit or payment cards, or in the transfer of funds within or outside the national territory. Resolution No. 21/2018 of the UIF, as amended (“Resolution No. 21”), is applicable to brokers and brokerage firms, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets. Resolution No. 30 and Resolution No. 21 regulate, among other things, the obligation to collect documentation from clients and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing transactions.

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

In addition, pursuant to Communication “A” 5738 (as amended and supplemented) of the Central Bank, Argentine financial institutions must comply with certain additional “know your customer policies”. In this sense, pursuant to such Communication, under no circumstance may new commercial relationships be initiated if the “know your customer policies” and the risk management legal standards have not been complied with. In addition, in respect of the existing clients: if the “know your customer policies” could not be complied with, the Argentine financial institution must discontinue transactions with such client (i.e. terminate the relationship with the client in accordance with Central Bank’s regulations for each type of product) within 150 calendar days as of the notice of such circumstances. Transactions do not have to be discontinued when the “know your customer” policies are complied with in such period or when simplified due diligence procedures were implemented pursuant to applicable laws. Furthermore, pursuant to this Communication, Argentine financial entities must keep the documentation related to the discontinuance for 10 years and include in their prevention manuals the detailed procedures to initiate and discontinue transactions with clients in accordance with the above-mentioned additional “know your customer policies” implemented.

The CNV Rules include a specific chapter regarding “Prevention of Money Laundering and the Financing of Terrorism” and state that the persons set forth therein (Negotiation Agents, Clearing and Settlement Agents (which are stockbrokers), Distribution and Placement Agents, Brokerage Agents, Collective Depositary Agents, issuers with respect to capital contributions, irrevocable capital contributions for future capital increases or significant loans that have been made in its benefit, specifically with respect to the identity of contributors and/or creditors and the origin and legality of the funds so contributed or loaned) are to be considered legally bound to report under the Anti-Money Laundering Law, and therefore must comply with all the laws and regulations in force in connection with anti-money laundering and terrorism financing, including resolutions issued by the UIF, presidential decrees referring to resolutions issued by the United Nations Security Council in connection with the fight against terrorism and the resolutions (and its annexes) issued by the Ministry of Foreign Affairs.

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

Such law provided for the creation of the company “Seguros de Depósitos S.A.” (“SEDESA”) for purposes of managing the Deposit Guarantee Fund (the “DGF”), whose shareholders, in accordance with the changes introduced by Decree No. 1292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in such proportion as may be determined for each by the BCRA according to their contributions to the Deposit Guarantee Fund. This guarantee system does not include:

•	transferable certificates of deposit whose ownership has been acquired by way of endorsement;

•

the higher of (i) demand deposits for which the interest rate is higher than the benchmark interest rate and deposits and term investments that exceed 1.3 times that rate or (ii) the benchmark interest rate plus five percent points. They will also be excluded when those interest rate limits are distorted by incentives or additional remuneration;

•	deposits made by other financial institutions, including certificates of deposit acquired by secondary trading;

•	deposits made by persons directly or indirectly related to the financial institution;

•	certificates of deposit of securities, acceptances or guarantees; or

•	fixed amounts from deposits and other excluded transactions.

We held a 10.038% equity interest in Seguros de Depósitos Sociedad Anónima as of December 31, 2019.

The amount covered by the deposit guarantee system is Ps.1,000,000 per person and per deposit. In the case of transactions in the name of two or more persons, the guarantee will be prorated among the respective holders. The total guarantee amount by persons may not exceed Ps.1,000,000 regardless of the number of accounts and/or deposits.

The deposits for amounts over Ps.1,000,000 are also included in the guarantee system up to the Ps.1,000,000 limit. The Central Bank may decide at any time to amend the guarantee system cover amount based on the continued consolidation of the Argentine financial sector or any other indicators.

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

Disclosure of Iranian Activities Pursuant to Section 13(r) of the Exchange Act

The Bank discloses the following information pursuant to Section 13(r) of the Exchange Act, which requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated by the U.S. government under specified executive orders, including activities not prohibited by U.S. law and conducted outside the United States by non-U.S. affiliates in compliance with local law. In order to comply with this requirement, the Company has requested relevant information from its affiliates globally.

During the year ended December 31, 2019, the Bank did not knowingly engage in activities, transactions or dealings required to be disclosed pursuant to Section 13(r) of the Exchange Act.

Because the Bank is controlled by BBVA, the Company’s disclosure includes activities, transactions or dealings conducted outside the United States by non-U.S. affiliates of BBVA and its consolidated subsidiaries that are not controlled by the Bank. During the year ended December 31, 2019, the BBVA Group had the following activities, transactions and dealings requiring disclosure under Section 13(r) of the Exchange Act.

Legacy contractual obligations related to counter indemnities. The BBVA Group made a payment of US$642 to Bank Melli on July 11, 2019, due to outstanding commissions on the counterindemnity executed on October 16, 2018. Such counterindemnity was issued in April 2000 and has been regularly reported until its execution in 2018.

Iranian embassy-related activity. The BBVA Group maintains bank accounts in Spain for one employee of the Iranian embassy in Spain. This employee is a Spanish citizen. Estimated gross revenues for the year ended December 31, 2019, from embassy-related activity, which include fees and/or commissions, totaled US$2,225. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure.

G. Cybersecurity and Fraud Management

BBVA’s Corporate Security (CS) Operations team handles the main operational cybersecurity policies and measures regarding the BBVA Group’s global infrastructures, digital channels and payments methods with a holistic and threat intelligence-led approach. As a member of the BBVA Group, these also apply to the Bank.

The BBVA Group’s security strategy resides on three fundamental pillars: (a) cybersecurity, (b) data protection, and (c) fraud prevention. For each pillar, there is a program that seeks to reduce the risks identified in the developed taxonomy. All these programs are periodically reviewed by internal governance structures to assess their effective impact on the BBVA Group’s risks.

With respect to cybersecurity, the Global Computer Emergency Response Team (CERT) is the BBVA Group’s first line of detection and response to cyberattacks targeting global users and the BBVA Group’s infrastructure, combining information on cyber threats from our Threat Intelligence unit. The Global CERT, which is based in Madrid, is made up of approximately 200 people and provides security services in all countries where the BBVA Group operates in accordance with a service catalogue which includes more than 60 different services. The Global CERT operates 24x7, with operation lines dedicated to fraud and cybersecurity. In Argentina, the Bank has a dedicated Cybersecurity and Fraud Team to complement local needs.

During 2019, the BBVA Group detected an increase in the number of the attacks, accentuated by the presence of organized crime groups specialized in the banking sector and working in a multi-country environment. Furthermore, the BBVA Group detected a significant increase in phishing attacks to retail customers, including fraud attempts and the stealing of credentials.

As cyberattacks evolve and become more sophisticated, the BBVA Group has had to strengthen its prevention and monitorization efforts. As part of such efforts, the BBVA Group routinely reviews, reinforces and tests its security processes and procedures through simulation exercises in the areas of physical security and digital security and the attacks of our “red team” (made up of in-house hackers). The outcome of such exercises is a fundamental part of a feedback process designed to improve the BBVA Group’s cybersecurity strategies.

The BBVA Group also tests its continuity plans in order to improve disaster recovery in instances where an incident or vulnerability threatens the continuity of one or several critical processes, services or platforms.

Other lines of action also include the adequate training of the Bank’s board members in the area of security and incident management. In 2019, BBVA Argentina carried out simulation exercises in order to raise the level of awareness and preparedness of certain key personnel.

The second pillar of the strategy is based on the adequate protection of data and its treatment, which is a fundamental element of the data-centric strategy of the BBVA Group. All activities related to the data protection program are reviewed by the Data Protection Committee, where all relevant stakeholders of the organization are represented.

Cybersecurity efforts are frequently undertaken in close coordination with our fraud prevention efforts, the third pillar of the BBVA Group’s strategy, and there are considerable interactions and synergies between the relevant teams. As part of our efforts to monitor fraud evolution and to actively support the deployment of adequate anti-fraud policies and measures, we included in the Control Committee, the evolution of all external and internal fraud types. The objectives include: (i) actively monitoring fraud risks and mitigation plans; (ii) evaluating the impact on the business and customers; (iii) monitoring relevant fraud facts, events and trends; (iv) monitoring accrued fraud cases and losses; (v) carrying out internal and external benchmarking; and (vi) monitoring relevant fraud incidents in the financial industry.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Recent Developments

COVID-19 Pandemic

The COVID-19 pandemic, which originated in China and subsequently spread to many other countries in the world, including Argentina and other countries where our clients operate, is adversely impacting the global economy as well as the Argentine economy and our business. Although the COVID-19 pandemic has had a nationwide impact on banking activity, it is still too early to evaluate the full extent of its impact.

On March 12, 2020 a health emergency was decreed by the National Executive Power (PEN) to manage the crisis caused by COVID-19, and subsequently, on March 19, the PEN issued a decree ordering social, preventive and compulsory isolation, which originally applied from March 20 to March 31, 2020 inclusive, and has been extended from time to time since then, most recently through April 12, 2020. Measures adopted in Argentina include the slowdown or suspension of most of the non-essential activities carried out by individuals and, consequently, are significantly affecting the national and regional economy and increasing economic uncertainty, evidenced by an increase in asset price volatility, exchange rate volatility and a decrease in long-term interest rates.

Central Bank regulations issued after the outbreak of the COVID-19 crisis included measures related to the postponement of maturities of loans due during the period of confinement that the Argentine government decreed in mid-March, the provision of below-market-rate credit lines for individuals and companies that have been most affected by the pandemic, and ensuring the availability of banking services and the payment chain at all levels, including in light of extended branch closures as required by the government. In particular, the new regulations include, among others: (i) restrictions on the maximum position in liquidity notes from the BCRA (LELIQ), in order to make available liquidity and encourage the provision of credit lines to SMEs, with loans granted thereunder guaranteed in part by a State agency, Fondo de Garantías Argentino (FoGAr), (ii) temporary easing of bank loan classification rules (providing an additional 60 days of non-payment before a loan is required to be classified as non-performing), (iii) postponement of financial institutions’ dividend payments until at least June 30, 2020, (iv) a 1,250% of capital requirement over the exposure to credit card loans corresponding to tourism-related purchases made outside Argentina, (v) a temporary prohibition on charging fees related to ATM services, (vi) mortgage relief by freezing, until September 30, 2020, the amount of mortgage payments based on those calculated as of March 2020, and postponing any foreclosures until such date, (vii) prohibition of employee dismissal without justification for 60 days from March 31, 2020, (viii) the postponement of payments on credit card loans for three months, with such postponed payments to be made up over the subsequent nine months, (ix) reduction of maximum credit card interest rates from 49% to 43%, and (x) the postponement of all loan payments due during the second quarter without punitive interest. The main challenge for banks and the Argentine financial system generally, is to help distribute pensions and new subsidies that the Argentine government may implement. The Argentine economy still heavily relies on the use of cash.

Given the daily evolution of the COVID-19 outbreak and the governmental responses to curb its spread, our management is actively monitoring the impact of the pandemic on the Bank’s business, financial condition and results of operations. Some of the actions we have taken to date in response to the COVID-19 pandemic include (i) in March 2020, we put in place various response measures in order to ensure the continuity of our business operations and protect the health and safety of our employees, including a quarantine protocol, guidelines for client meetings and employee gatherings (which are now being done exclusively via video-conference since the start of the lockdown) and certain changes to the daily operations of critical processes, (ii) we have allocated more resources to the provision of banking services through our electronic channels, such as our home banking website and mobile applications, through the re-allocation of personnel from our branches, and we have increased the type of transactions that may be completed through such channels and (iii) we have adopted work-from-home measures to be followed by our personnel aimed at reducing cybersecurity and other risks. Our management is also reviewing future actions we may take in the event the lockdown in Argentina or other effects of the pandemic persist for an extended period. We expect continuous expense control, sound balance sheet, liquidity and capital management and strong asset quality to be core pillars of our strategy.

The following sets forth the Bank’s current estimated impacts of the COVID-19 pandemic as of the date of this annual report on Form 20-F.

Potential impact on future operations and trends

BBVA Argentina has engaged in a digital transformation strategy in recent years which, together with the BBVA Group’s global expertise, relationships and technological platform, we believe will help us to continue to service our customers, and acquire new customers, during the COVID-19 pandemic. For more information regarding our digital transformation initiatives in recent years, see “Item 4. Information on the Company—B. Business Overview—Strategy—Transformation—Digital Transformation”.

BBVA Argentina is subject to BCRA regulations with respect to client service in branches during the COVID-19 pandemic, which has included the general closure of our branches, with the exception of the requirement to open our branches for extended hours on specified dates, in order to service pensioners and beneficiaries of social plans. Beginning April 13, 2020, our branches were reopened, with all services available only by previous appointment. Teller services were initially restricted to pensioners and social plan beneficiaries, with teller services later being available to the general public for withdrawals of foreign currency.

For the coming months, the BCRA has provided incentives to disburse loans to SMEs in favorable conditions to help them carry on with their business activities and maintain payroll payments including regulations allowing for delayed payments on credit cards, mortgages and other loans, and the provision of an additional 60 days of non-payment before a loan is required to be classified as non-performing. BBVA Argentina plans to participate in these initiatives and believes its liquidity ratios are adequate in order to participate in these initiatives.

From the beginning of the COVID-19 pandemic, BBVA Argentina joined the #YoMeQuedoEnCasa (#StayHome) campaign by recommending the use of its digital platforms and increased measures regarding the cleaning of ATMs, ATSs and branch offices, together with prevention and personal hygiene recommendations.

BBVA Argentina has taken several actions to ease its clients’ financial stress. For example, it has made available the following credit for payroll payments and capital expenditures, among others:

•	Approximately Ps.10,000 million has been available for credit lines to SMEs at a rate of 24%.

•

For companies that pay salaries through the Bank, a special credit line called “Asistencia pago de sueldos” is available to more than 12,000 clients for a total amount of approximately Ps.11,000, of which Ps.4,000 million is expected to be guaranteed by the Fondo de Garantías Argentino (FoGAr), with approximately Ps.6,500 million available without such guarantee.

•	For companies in need of funds, a special line called “Asistencia por COVID” is expected to be offered through Net Cash client services on the Bank’s website.

•	For companies with overdrafts, penalty fees and punitive interest charges will be suspended.

As of the date of this annual report on Form 20-F, the Bank has granted more than Ps.3,000 million in loans under these programs.

Potential impact on operating results and solvency

The COVID-19 crisis may affect the Bank’s ability to generate income, and therefore its operating results and solvency. The BCRA has provided for lower interest rates and the elimination of certain fees to customers as a way to assist the most damaged sectors. Additionally, an increase in non-performing loans in the financial system, including in the Bank’s loan portfolio, is expected. Moreover, the Bank is not currently able to estimate the impact that the 1,250% of capital requirement over the exposure to credit card loans corresponding to tourism-related purchases made outside Argentina could have on the Bank. The Bank, together with other Argentine banks, has requested a suspension of this requirement pending clarifications from the Central Bank regarding how it should be implemented, given that credit card processing companies do not currently provide the information necessary to implement this requirement. As of the date of this annual report on Form 20-F, the Bank is awaiting the Central Bank’s response.

There are certain factors that could potentially partially offset the previously mentioned impacts. First, the Bank’s non-remunerated cash reserve requirements were relatively high at the beginning of the crisis, and the BCRA is easing these requirements to offset spread compression generated by the limitations on LELIQ positions and the lower interest rates. Since the beginning of the COVID-19 pandemic, the cost of liabilities is also decreasing, as deposit interest rates are falling sharply, and non-interest bearing deposits are growing much faster than time deposits. Moreover, the Bank believes it has an adequate capital base, with a regulatory capital ratio (according to BCRA methodology) of 17.8% as of December 31, 2019, mainly comprised by core capital as the Bank’s capital does not incorporate any tier 1 capital or tier 2 capital qualifying issuances. As of December 31, 2019, BBVA Argentina’s balance sheet was relatively lowly leveraged (6.74x of assets over equity, according to BCRA methodology), and 71% of its funding came from transactional retail deposits and capital. The Bank is highly liquid in local currency, and severe restrictions imposed by the Argentine government in regards to the purchase of foreign currency help reduce the risk of widespread cash withdrawals.

BBVA Argentina is not dependent on cross-border funding (currently there are no outstanding foreign law corporate bonds), on local bond markets (as of December 31, 2019 outstanding bonds represented less than 1.5% of total deposits), or on the local institutional term deposit market. The low reliance on these markets is mainly explained by the capacity of our transactional and structural base of retail deposits to fund our assets.

The Bank’s exposure to public sector debt (excluding BCRA instruments) as of December 31, 2019 was 3.7% of total assets, below the Bank’s historical levels, mainly concentrated in short-term peso instruments. Moreover, the Bank’s liquidity does not rely on instruments issued by the Argentine government that are expected to undergo the restructuring procedures to be carried out during 2020. As of December 31, 2019, the Bank had a Ps.193.7 million position in U.S. dollar-denominated short-term Argentine sovereign debt.

Regarding balance sheet liquidity mismatches, although the Bank’s liabilities are mostly short-term in maturity (sight deposits and 30 to 90 day term deposits), the nature of this funding is mainly transactional, as discussed above.

Potential impact on assets

The asset structure of the Bank is mainly short-term, with 47% of total assets comprised of cash and liquid instruments as of December 31, 2019. Additionally, as of December 31, 2019, long-term loans such as mortgages represented only 3.2% of total assets. Commercial loans such as overdrafts and documents, and retail loans such as credit cards, contribute to the relatively low average tenor of the loan portfolio. We continue to assess the impact of COVID-19 on our assets and our statement of financial position generally.

Potential impact on human capital resources

Due to the COVID-19 pandemic, the Bank has implemented a remote-work arrangement, through which employees can remotely access the Bank’s systems, supporting the continuity of operations and working to maintain adequate standards of internal control over financial information. Approximately 90% of employees at our central offices are working from home as of the date of this annual report on Form 20-F.

Donations

BBVA Argentina plans to donate Ps.10 million to the “Seamos Uno” campaign. This is an initiative involving religious, social and business institutions working closely with the Argentine government to help vulnerable sectors of society during the pandemic. The Bank also plans to donate Ps.10 million to the Red Cross “Argentina nos necesita” campaign. This is a solidary initiative that channels donations in order to strengthen the capacity of the Argentine public and private health services systems in order to better respond to the COVID-19 pandemic, in coordination with the Argentine Ministry of Health.

Additional to these direct contributions, BBVA Argentina launched the “Tu donación vale doble” campaign, inviting its more than 6,300 employees to donate funds for the Red Cross in Argentina, which donations will be matched by the Bank.

Economic conditions

2019

During 2019 economic activity measured by GDP fell 2.2% compared to 2018. The activity was negatively impacted by declines in consumption and investment, due to economic uncertainty and the decline in the value of the peso.

With respect to the labor market, in 2019 there was an increase in the unemployment rate to around 11.2% compared to 9.2% in 2018.

The national CPI increased by 53.8% in 2019, reflecting an acceleration of inflation compared to 47.6% in 2018, mainly as a result of the decline in the value of the peso, partially offset by government intervention in the prices of utility services in the first quarter of 2019.

The domestic public sector recorded a primary deficit of Ps.95,122 million, accounting for approximately 0.4% of GDP. As a consequence, the annual fiscal goal of 0.5% agreed with the IMF was exceeded. This result reflects a 71.9% decrease compared to the deficit in the previous year.

The trade surplus in 2019 was US$15.9 billion, showing a strong correction compared to the deficit of US$3.8 billion in the previous year.

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

Effects of Recent Regulatory Changes on BBVA Argentina

The main regulations introduced in recent years are summarized below.

Regulations on capital requirements and dividend distribution

In January 2015, the BCRA classified BBVA Argentina for all intents and purposes as a Bank of national systemic importance (“D-SIB”). A new capital requirement of 1% of risk-weighted assets was required for D-SIBs to be gradually implemented from 2016 to 2019. However, such requirement is immediately effective for profit distribution purposes, which means that D-SIBs are not allowed to distribute dividends until they meet said requirement and the BCRA approves said distribution. These regulations were removed at the end of 2015. Communication “A” 5827, issued in November 2015 established an additional conservation buffer of 2.5% of risk-weighted assets and an additional 1% cap for D-SIBs. In addition, on June 9, 2016, the BCRA eliminated the additional buffer for financial institutions (equivalent to 75% of the total capital requirement) to pay dividends. Subsequently, the requirements to request authorization for the distribution of dividends were modified, establishing that financial institutions that have a capital ratio 1% above the regulatory requirements considering the conservation buffer and the systemic buffer (1% buffer for D-SIBs) were not obliged to request authorization from the Central Bank to pay it.

The Bank paid a cash dividend for fiscal year 2016 of Ps.911 million (nominal value), for fiscal year 2017 of Ps.970 million (nominal value), and for fiscal year 2018 of Ps.2,407 million (nominal value).

BCRA Communication “A” 6768, in force since August 30, 2019, provides that financial institutions must have the prior authorization of the Central Bank for the distribution of their results. In said authorization process, the BCRA will take into account, among other elements, the potential effects of applying IFRS according to Communication “A” 6430 (Point 5.5 of IFRS 9—Impairment of financial assets) and Communication “A” 6651 (Restatement of Financial Statements).

The Bank’s Board of Directors resolved to propose for shareholder approval the payment of a cash dividend of Ps.2,500 million for the year ended December 31, 2019. The ordinary and extraordinary shareholders’ meeting was initially called for April 7, 2020 and was rescheduled to May 15, 2020 as a virtual meeting due to the COVID-19 pandemic.

Credit regulations for productive investment projects

In 2012, the BCRA established that certain financial institutions should allocate a minimum portion of their total deposits to finance investment projects. This requirement has been renewed every six months since then.

Since 2016, the BCRA has modified the requirements several times. And finally, on November 3, 2017, the Central Bank determined that the credit lines for financing production and financial inclusion would apply until December 2018, setting a reduction schedule of assessments from January 2018 to reach 0% in December 2018.

During 2019 there were no changes or new regulations related to these standards.

Foreign exchange market regulations and banks’ foreign exchange positions

After some years of flexibility in foreign exchange matters, on September 1, 2019, the Central Bank issued Communication “A” 6770 that established new regulations, restricting access to the exchange market. Accompanying this main resolution, new regulations, amendments and supplements to Communication “A” 6770, were issued in Communications “A” 6776, 6780, 6788, 6815, 6818 and 6844 (latest summary of the exchange rate regulations in force).

A description of the restrictions and regulations in force until August 30, 2019 and those in force since September 1, 2019 are detailed below:

•	Cross-border fund transfers, external debts

Until the last regulatory amendment of September 2019, the repayment of the principal and interest on foreign indebtedness did not require the entry and settlement of the disbursement through the foreign exchange market.

Currently, due to the changes introduced by the Central Bank, new debts disbursed as of September 1, 2019 are subject to the entry and compulsory settlement through the foreign exchange market, to the extent that the repayment of the principal and interest are made with access to the exchange market.

Today, regardless of whether the financial indebtedness was incurred before or after September 1, 2019, repayments, both principal and interest, may be made a maximum of three business days prior to maturity. If the anticipation period is longer, the prior confirmation of the Central Bank will be required.

•	Regulations on exports, imports and services

Regarding exports, in 2016 the Central Bank relaxed certain rules related to the entry and exit of foreign currency collected abroad as a result of the collection of exports of goods, advances and pre-export financing, establishing that the deadline for repatriation to Argentina of foreign currency is 10 years.

From September 1, 2019 the funds originated by the collection of Argentine exports corresponding to official shipping permits from September 2, 2019 must be entered and settled in the exchange market within the maximum terms established in Communication “A” 6770 and its amendments.

In addition, official exports prior to September 2, 2019 that are pending collection to date, as well as the new advances and pre-financing, must be entered and settled in the local exchange market within five business days of the date of collection or disbursement abroad or in the country.

In relation to the export of services, Communication “A” 6137 of the Central Bank eliminated the obligation to repatriate to Argentina the foreign currency obtained.

Currently, with respect to the collection of services exports, it was established that they must be entered and settled in the local exchange market within a period not exceeding five business days from the date of receipt outside or in the country, or its accreditation in foreign accounts.

With respect to imports, access to the foreign exchange market for the payment of imports, according to the new regulations, may only be made from the expiration of the obligation, without limitation as to amount, except for the payment of imports between related companies, which may be made for up to US$2 million (or its equivalent in other currencies), per calendar month, per debtor, when it corresponds to payments for invoices the maturities of which fell before August 31, 2019. Advance payments between related companies will require of the previous authorization of the Central Bank, as well as any operation that does not fit in the described provisions.

Importers have to repatriate the goods within a specific period: 270 days for capital goods and 90 days for the rest of the goods (previously there was no obligation).

With respect to the payment of services, access to the foreign exchange market for payments of services, which until the new provisions, which could be carried out without limits and without the prior authorization of the Central Bank, can currently be canceled as of their maturity. In the case of services provided between related counterparties, the prior authorization of the BCRA will be required for access to the exchange market.

•	Purchase of foreign currency

A.	National individuals and companies

The regime applicable before September 1, 2019, provided by Communications “A” 5850, 6037 and 6163 and Resolution No. 3,821 in relation to the purchase of external assets by Argentine residents—individuals and national companies—for investment purposes (a practice commonly known as hoarding) and for travel, tourism and family assistance, was characterized by the following:

•

External assets could only be acquired by Argentine individuals, legal entities from the private sector incorporated in Argentina that were not authorized to trade in the foreign exchange market, assets and other entities incorporated in Argentina and local government agencies.

•

Access to the local currency market was allowed without requiring the prior approval of the Central Bank for an unlimited amount, for all the following: real estate investments abroad, loans granted to non-Argentine residents, contributions from Argentine residents of direct investments in the foreign, investment portfolio of Argentine people abroad, certain other investments abroad of Argentine residents, portfolio investments of Argentine legal entities abroad, purchase of banknotes in foreign currency to be made in Argentina, donations that meet certain conditions, as well as the purchase of traveler’s checks.

•

In the case of sales in foreign currency to Argentine residents for portfolio investments abroad, the transfer must be made directly to the bank account of said Argentine resident, which must be located in foreign banks or financial institutions that regularly carry out banking activities, which were not incorporated in countries or territories that are considered non-cooperative for the purposes of fiscal transparency in terms of the provisions of Section 1 of Decree No. 589/13 and its complementary provisions, or in countries or territories that do not apply the FATF recommendations. For these purposes, the countries or territories considered non-cooperative are the countries or territories identified by the FATF (www.fatf-gafi.org).

•

The proceeds from the sale of foreign currency by Argentine residents in the foreign exchange market for all items could be credited to a checking account or savings account at a local financial institution in the name of the client or withdrawn in cash.

•

With respect to the collection of services rendered to non-Argentine residents and / or resulting from the sale of non-produced non-financial assets exempt from the mandatory sale in the foreign exchange market.

Argentine residents who received funds in foreign currency for the payment of services rendered to non-Argentine residents or for the sale of non-produced non-financial assets could receive those funds in a local foreign currency account without exchanging it for Argentine pesos in the foreign exchange market.

After Communications “A” 6011, 6037 and 6163, the foreign assets of the Central Bank could be acquired for investment purposes by Argentine residents without limitations. In addition, foreign currency could be purchased through a debit account or through an unlimited cash withdrawal without limits.

Currently, the new exchange regulatory framework establishes:

For the formation of external assets, resident individuals may access the exchange market for up to the sum of US$200, or its equivalent in other currencies, per calendar month in all entities authorized to operate in exchange. For larger amounts, the prior approval of the Central Bank will be required. Legal entities, for any amount, will require the prior consent of the Central Bank. Regarding non-residents, both physical and legal, their access to the exchange market will require the prior authorization of the Central Bank.

Transfers in foreign currency for the formation of external assets must be destined for a bank account in the name of the originator of the operation.

The income from investments of residents and non-residents continues without restrictions as to amount and can be credited to accounts in foreign currency in the country.

B.	Non-residents

Prior to September 1, 2019, per Communication “A” 6174, entities authorized to trade in the foreign currency exchanges could sell currencies to non-residents without limitation if the funds were properly credited to a local account in their name.

Currently, the operations of non-residents require the prior approval of the BCRA.

•	Dividend transfer

The transfer abroad of profits and dividends to non-resident shareholders will require the prior consent of the Central Bank from the effective date of Communication “A” 6770 of September 1, 2019.

As an exception to the general requirement, in accordance with the new provisions of Communication “A” 6869, the exchange market may be accessed without the prior authorization of the Central Bank for the payment of profits and dividends for non-resident shareholders, when all the conditions set forth in such Communication are fulfilled. These conditions include, among others: (i) dividends must be settled and distributed based on closed audited balances; (ii) compliance with the “Survey of External Assets and Liabilities” for the operations involved; and (iii) the total amount of transfers abroad as payment of dividends through the exchange market may not exceed 30% of the value of new contributions of foreign direct investment in the resident company, which must be entered and settled through the foreign exchange market.

•	Direct investments

The entrance of direct investments to the country does not have restrictions. Such investments can be credited in accounts in foreign currency and currently there is no minimum term.

The repatriation of direct investments in the country by non-residents requires the prior authorization of the BCRA, in accordance with the provisions of Communication “A” 6855 from the Central Bank.

•	Survey of External Assets and Liabilities

The obligation of residents to complete the “Survey on the issuance of debt and external liabilities” (Communication “A” 3602 and complementary) and the “Survey of direct investments” (Communication “A” 4237 and complementary) even when they have not accessed the exchange market and / or it is not foreseen to access it in the future due to the transactions that correspond to be declared, were replaced by Communication “A” 6401 of December 26, 2017. The declarations made at the latest on September 30, 2017 will be governed by the rules of the prior communications. One of the main differences between the previous surveys and this new one (Communication “A” 6401) is that previously residents were required to make reports to BCRA, and now the data must be entered into the AFIP (Argentine Tax Agency) system.

•	Derivative and futures operations

The Central Bank has significantly modified the exchange regulations on derivatives by incorporating the restriction on the execution of cross-border derivative transactions.

The exchange regulations now oblige Argentine residents to obtain the prior authorization of the Central Bank to access the foreign exchange market for transfers abroad in derivatives with foreign counterparties, according to Communication “A” 6780 of the Central Bank. The entry of foreign currency for this concept has no restrictions.

Banking institutions must follow specific rules, depending on whether the derivative transaction is conducted with a central clearing counterparty or a foreign bank.

Deposit and interest rate regulations

On January 6, 2017, through Communication “A” 6148, the Central Bank abolished a previous communication that prohibited financial institutions from paying interest on current accounts, special current accounts for legal entities and open-term accounts in accounts of cooperative credit. Financial institutions can now pay customer interest on their checking account deposits. This voluntary measure generates competition among financial institutions for these sources of financing. In addition, financial institutions may also pay other types of remuneration in addition to or instead of interest, provided that such remuneration is established in the corresponding account agreement. In addition, the Central Bank eliminated the minimum cash requirement in investment fund deposits.

On December 19, 2019, through Communication “A” 6846 the BCRA created a new tool in pesos with variable remuneration based on the variation in the price of the US dollar by which banks can finance the exports of small and medium-sized businesses. Entities can hedge the risk of the exchange rate with contracts for these loans, and loans linked to the exchange rate that exceed the term deposits with the same characteristics are excluded from the calculation of the Net Foreign Currency Position.

On January 16, 2020 through Communication “A” 6871, the BCRA established the creation of term deposits with early cancellation in Units of Purchase Value adjustable by CER (UVA) for individuals, with a minimum term of 90 days, with the possibility of early cancellation after 30 days. These deposits will pay a freely agreed rate that cannot be less than 1% TNA. In case of pre-cancellation, the established rate will be 70% of the simple average of the short term LELIQ bid rates, of the five business days prior to the date of origination.

On April 5, 2019, through Communication “A” 6667 the BCRA established the possibility of capturing term deposits and investments in pesos from clients or non-clients, in this case via digital, web and mobile channels, with debit to a demand account in pesos in another entity.

On April 17, 2019, the BCRA issued Communication “A” 6680 by which the maximum term is set for entities to credit a supplier’s or attached merchant’s account for the amount of each sale paid in a payment through the use of credit cards credit and / or purchase issued by them, in 10 business days from the date of consumption, and prohibition of collection of interest or commission in relation to that settlement period. Additionally, on the same date, it issued Communication “A” 6691 where it establishes the prohibition of commission collection for cash deposits in pesos in account whose holders are human or legal persons that have the character of MSMEs.

Technical Relations Regulations

The BCRA, through Communication “A” 6641 redefined, as of February 1, 2019, the minimum cash requirements structure, establishing for demand deposits a minimum requirement of 45% to be integrated in pesos, 5% integrable in BOATS 2020 and 10% integrable in Leliq. In the case of fixed-term deposits of up to 29 days, these percentages are established at 35 % of the requirement, integrable 5% in JARS and 13% in Leliq. Such requirements are reduced as the term of the deposits increases, while deposits with more than 90 days of term do not have a minimum cash requirement.

On February 8, 2019, the BCRA established that the daily net position that financial institutions register in Leliq and active transfers in pesos against the BCRA may not exceed the higher of the computable equity liability (RPC) or 65% of the average monthly of total deposits in pesos, excluding those of the financial sector, both from the previous month. For the entities that at the publication date of said communication are above these limits, they will be allowed to gradually decrease their position from 100% to the limit of 65% with a deadline of April 30, 2019.

On March 28, 2019 the BCRA in Communication “A” 6661 established the maximum limit for Leliq’s daily net position at 100% of the monthly average of daily balances of total deposits in pesos (excluding those of the financial sector) and of the residual value of the corporate bonds issued in pesos up to February 8, 2019, or the RPC, whichever is greater.

On May 14, 2019, the BCRA, through Communication “A” 6699 increased the maximum limit of the net positive foreign currency global position from 5% to 30% of the RPC, or liquid equity, whichever is less, as long as the difference is applied in Treasury Bills linked to the US dollar above the position registered on May 13, 2019.

On June 1, 2019, the BCRA, through Communication “A” 6706 excluded from the computation of the minimum cash requirement the Obligations with merchants for sales made in a payment through the use of credit cards and / or purchases. Subsequently, on June 30, 2019, through Communication “A” 6728, the minimum cash requirement rates for fixed terms in the different tranches decreased by 3 percentage points for all financial entities. Finally, on July 22, 2019, through Communication “A” 6738, it established that for term deposits of up to 30 days, up to 3 more percentage points may be integrated in Leliq.

On June 19, 2019, the BCRA, through Communication “A” 6719, amended the minimum cash rules, in order to exclude all obligations with merchants for sales made through the use of credit cards and / or purchase; expanding the provisions of Communication “A” 6706 that only excluded payments in installments. On the other hand, it is also established that the minimum cash requirement will be determined with the average daily balances of the obligations of the previous period and the unified minimum cash computation for the Christmas bonus payment periods (July / August and December / January).

On September 5, 2019, the BCRA established with Communications “A” 6776 and 6777 that the calculation of minimum cash in foreign currency for the September / October period is carried out in a unified way, and that the requirement rate of minimum cash for obligations by foreign financial lines is 0%.

On October 28, 2019, the BCRA established through Communication “A” 6817 that it cannot be integrated with LELIQ and / or NOBAC the minimum cash requirements in pesos from the sight obligations reached.

On January 2, 2020, the BCRA established, through Communication “A” 6857, that the limit of the reduction of the minimum cash requirement for entities adhering to the AHORA 12” Program is increased (20% of the sum of the financing in pesos that they grant in the framework of this program), from 1% to 1.5% of the concepts in pesos subject to requirement, on average, of the month prior to the computation.

On January 9, 2020, the BCRA modified through Communication “A” 6858 (effective February 1, 2020), the minimum cash requirement, allowing Group A entities to reduce the requirement by an amount equivalent to 30% of the sum of the financing in pesos to MSMEs granted at a maximum interest rate of 40% fixed annual nominal. In turn, this deduction may not exceed 2% of the items in pesos subject to requirement, on average, of the month prior to the computation.

In line with the provisions of Communication “A” 6871, the BCRA allows computing minimum cash reserve of term deposits with early cancellation in UVA, without taking into account the option to pre-cancel, reducing the requirement of minimum cash.

On January 30, 2020, the BCRA resolved through Communication “A” 6884, effective February 1, 2020 (and until December 2020), a special treatment for UVA assistance, in which financial entities must deduct from the value of the contractual fee an amount corresponding to 11/12 part of the increase that said fee would have suffered between August 2019 and January 2020. This deduction will decrease by 1/12 part per month until converging to the contractual fee in January 2021. Additionally, the minimum average cash requirement in pesos is modified, reducing the financing that the entity decides to subject to special treatment, 0.8% of the contractual balance at the end of November 2019.

On February 13, 2020, the BCRA ordered through Communication “A” 6901 effective as of February 17, 2020, the reduction of the minimum cash requirement for entities that lend to SMEs to 35% or less. Financing agreed to 40% until February 16 may continue to be computed until maturity in the reduction requirement.

Regulations on Net Global Position in Foreign Currency

On August 15, 2019, the BCRA defined through Communication “A” 6754 the creation of the cash position in the framework of the positive Net Foreign Currency Global Position, which cannot exceed 5% of the RPC of the month prior to the corresponding one, effective as of August 20, 2019. The next day, Communication “A” 6759 deferred the effective date of this applicable rule from August 22.

On August 22, 2019, the BCRA established through Communication “A” 6763 the maximum limit of the positive Net Foreign Currency Global Position at 5% of the PRC of the previous month or US$2.5 million, whichever was greater.

On September 1, 2019, in the framework of Communication “A” 6770, the BCRA decreased the daily spot position limit by 1 percentage point, going from 5% to 4% of the RPC of the previous month or US$2.5 million whichever is greater.

On September 5, 2019, in the framework of Communication “A” 6776, the BCRA established that the decrease in the global position of foreign currency due to pre-cancellations in pesos of local financing in foreign currency, can only be offset until original term of its maturity, with the net increase in holdings of National Treasury securities in foreign currency. At the original maturity of the financing, it may be offset by the purchase of any asset in foreign currency.

Liquidity Regulations

In January 2015, new rules on the liquidity coverage ratio (LCR) came into force, under which financial institutions must have high-quality asset funds free of restrictions in case of possible stress scenarios. BBVA Argentina has implemented this metric and, given the quality of its assets and its liquidity management, it exceeds Basel’s liquidity requirements.

On May 26, 2016, the BCRA through Communication “A” 5980 increased the minimum cash requirements in two stages: from June 1, 2016 to June 30, 2016, an increase of 2.5 pp on demand deposits and 1.5 pp on term deposits, and after July 1, 2016, an additional 2.5 pp increase on demand accounts and 1.5 pp on term deposits.

On March 2, 2017, the BCRA, through Communication “A” 6195, reduced the minimum cash requirement in pesos by two percentage points.

As of June 2018, the BCRA implemented a continuous process of increases in minimum reserve requirements, with the last on September 28, 2018, through Communication “A” 6575. Through this process, reserves for demand accounts increased from 20% to 44%, and reserves for short-term deposits increased from 14% to 38%.

The BCRA also allowed banks to partially meet these requirements with BOTE 2020 and Leliq, a 7-day instrument invoice in which only banks can invest, for 5% and 13%, respectively, of demand deposits and short-term deposits. The remaining reserve requirements must be met in the account that the banks have in the Central Bank, which do not pay interest rates.

In January 2018, new rules on the Net Stable Financing Ratio (NSFR) came into effect, according to which the Central Bank seeks to promote resilience over a longer time horizon by creating incentives for banks to finance their activities with more stable sources of financing on an ongoing basis. BBVA Argentina has implemented this metric and, given the quality of its assets and its liquidity management, it exceeds Basel liquidity requirements.

Other Regulations and Reprofiling of Obligations

On August 28, 2019, through Communication “A” 6765, the BCRA updated the rules of “Credit Policy”, establishing that financial entities must have prior agreement to finance in pesos “Large Exporting Companies” (GEE). The GEE are defined as companies whose total amount of exports for the preceding 12 calendar months represents at least 75% of their total sales, and maintain a total amount of financing reached in pesos in the financial system as a whole that exceeds Ps.1,500 million.

On August 28, 2019, the Executive Power announced by Decree No. 596/2019, the re-profiling of the sovereign debt, extending the maturity dates for Treasury Bills Capitalized in pesos (LECAPs), Treasury Bills adjustable by CER (LECER), Treasury bills in United States dollars (LETEs) and Treasury bills adjustable by Reference Exchange Rate (Communication “A” 3500, LELINK), in order to cancel 15% of the nominal value on the original maturity date, 25% at three months and the remaining 60% at 6 months. Individuals will not be affected by the extension of terms as long as the amount they credit to their principal in the Caja de Valores on the third business day prior to the original maturity of the instrument, is equal to or less than the amount recorded on July 31, 2019 For the medium and long-term sovereign debt of national and foreign legislation, the approval of the National Congress is needed.

On August 30, 2019, the BCRA announced through Communication “A” 6767 that it would be authorized to carry out tenders for the purchase of Treasury Bills, capitalized in pesos (LECAPs), adjustable Treasury Bills by CER (LECER), Treasury bills in US dollars (LETEs) and Treasury bills adjustable by Reference Exchange Rate (Com “A” 3500, LELINK). You can also offer auctions of active passes in pesos and dollars that use the assets mentioned as collateral to the market. The only ones that will be able to participate in the bids for bills will be the Common Investment Funds, who will also be able to participate in the pass auctions.

On December 20, 2019, the National Executive Power (PEN) resolved through Decree No. 49/2019 that the amortization payment obligations corresponding to the Treasury Bills in dollars are postponed in their entirety to August 31, 2020. In this way, the payment schedule established in Joint Resolution No. 61/2019 regarding LETEs is without effect.

On December 23, 2019 the enactment of the Law of Social Solidarity and Productive Reactivation was promulgated by the National Government. Among the main measures are:

•

The tax “For an Inclusive and Solidarity Argentina” (PAIS) is included on the purchase of US dollars for hoarding 30% (added to the purchase limit of US$200 set in October 2019), in addition to taxing expenses with credit cards abroad, for a period of 5 years. The tax will be 8% for the consumption of digital services in dollars. The expenses associated with health, books, educational platforms and state research projects will be exempt from the tax.

•

The impact on 2019 balance sheets derived from the adjustment for inflation correction is reduced by half. Only one sixth of the effect should be impacted in 2019, and the rest should be spread over the next 5 years. Previously, the effect admitted was one-third in the first year and two-thirds in the following years.

•

The employer contributions in force in 2019 are maintained (20.4% for the services and commerce sector, 18% for the rest), repealing the schedule for the withdrawal of employer contributions established in the 2017 tax reform.

•	It cancels the drop in the expected Corporate Income Tax from 30% to 25% (keeping it at 30% from 2020). The additional rate for remittance of profits to the parent company falls from 13% to 7%

On January 20, 2020, the Secretariats of Finance jointly ordered the exchange of Treasury Bills Capitalized in Pesos (LECAP) with original maturities on August 30, 2019, September 13, 2019, September 11, 2019, October 11, 2019, November 15, 2019 and February 28, 2020, respectively, which had been re-profiled with Decree No. 596 on August 30, 2019. They may be exchanged for Treasury Bills to private BADLAR plus margin (LEBADs), expiring on September 18, 2020 and December 22, 2020.

On February 3, 2020, the Ministry of Economy announced the call for a voluntary exchange of the Argentine Nation’s Bond in Dual Currency 2020 (AF20). They may be exchanged for bonds adjusted to CER + 1% maturing in 2021, or bonds adjusted to BADLAR plus margin maturing in 2021, or bonds linked to the dollar with a 4% coupon or bonds in pesos at a dual interest rate, also due in 2021.

On February 11, 2020, after two unsuccessful attempts to exchange the Argentine Nation’s Bond in Dual Currency 2020 (AF20), the Ministry of Economy decided to postpone unpaid principal and interest payments until September 30, 2020. In the case of individuals who have up to US$20,000 in these bonds, which had been purchased before December 20, 2019, capital payments will not be postponed.

Critical Accounting Policies

The Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 were prepared by the Bank’s directors in compliance with IFRS-IASB, and by applying the basis of consolidation, accounting policies and measurement bases described in Notes 2 and 5 to the Consolidated Financial Statements, so that they present fairly the Bank’s total equity and financial position as of December 31, 2019 and 2018, and its results of operations and consolidated cash flows for the years ended December 31, 2019, 2018 and 2017. The Consolidated Financial Statements were prepared in accordance with IFRS-IASB.

In preparing the Consolidated Financial Statements, estimates were made in order to recognize and measure assets, liabilities, income, expenses and commitments reported therein. These estimates relate mainly to the following:

•	The loss allowance of certain financial assets.

•	The fair value of certain unlisted financial assets and liabilities.

•	Derivatives and other future transactions.

•	The availability of future taxable profit against which deferred tax assets and the effect of the final resolution of uncertain tax positions.

•	The assumptions used to measure other provisions.

Although these estimates were made on the basis of the best information available as of December 31, 2019 and 2018 respectively, events that take place in the future might make it necessary to revise these estimates (upwards or downwards) in coming years.

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

•	Financial instruments - Impairment

As we describe in Note 5.4.b) to our Consolidated Financial Statements, IFRS 9 became effective as of January 1, 2018 and replaced IAS 39 regarding the classification and measurement of financial assets and liabilities, the impairment of financial assets and hedge accounting. As permitted by IFRS 1, IFRS 9 has not been applied retrospectively for previous years and financial information relating to 2017 is presented in accordance with IAS 39. For information regarding the classification and measurement of financial instruments under IFRS 9, see Note 5.4.b) to our Consolidated Financial Statements. For information regarding the classification and measurement of financial instruments under IAS 39, see Note 5.4.c) to our Consolidated Financial Statements.

•	Fair value of financial instruments

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

•	Derivatives and other future transactions

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

•	Income tax

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

•	Contingent liabilities

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

The Bank applied IFRS 9 for the years ended as of December 31, 2019 and 2018 and applied IAS 39 for the year ended as of December 31, 2017, to measure the impairment of financial assets and applied IAS 29 Financial Reporting in Hyperinflationary Economies to all three years.

Results of Operations for the Fiscal Years Ended December 31, 2019, 2018 and 2017

Overview

The table below shows the Bank’s consolidated statement of profit or loss for 2019, 2018 and 2017.

	Year ended December 31,			Variation
	2019	2018	2017	2019 vs 2018		2018 vs 2017
	(in thousands of pesos, except percentages)
Interest income	114,857,754	86,873,096	54,939,993	27,984,658	32.2%	31,933,103	58.1%
Interest expenses	(48,252,005)	(38,055,410)	(18,397,317)	(10,196,595)	26.8%	(19,658,093)	106.9%

NET INTEREST INCOME	66,605,749	48,817,686	36,542,676	17,788,063	36.4%	12,275,010	33.6%
Fee and commission income	17,611,332	19,343,960	16,571,298	(1,732,628)	(9.0)%	2,772,662	16.7%
Fee and commission expense	(9,432,790)	(8,463,097)	(7,510,673)	(969,693)	11.5%	(952,424)	12.7%
Gains on financial assets and liabilities at fair value through profit or loss, net	11,462,033	178,204	6,709,089	11,283,829	6,332.0%	(6,530,885)	(97.3)%
(Losses) gains on derecognition of financial assets not measured at fair value through profit or loss, net	(59,405)	(210,350)	18,434	150,945	(71.8)%	(228,784)	(1,241.1)%
Exchange differences, net	10,302,892	9,982,224	5,195,194	320,668	3.2%	4,787,030	92.1%
Other operating income	8,801,349	3,241,213	2,989,237	5,560,136	171.5%	251,976	8.4%
Other operating expenses	(16,498,368)	(12,282,040)	(11,300,787)	(4,216,328)	34.3%	(981,253)	8.7%

GROSS INCOME	88,792,792	60,607,800	49,214,468	28,184,992	46.5%	11,393,332	23.2%

Administration costs	(30,650,811)	(30,057,186)	(30,199,780)	(593,625)	2.0%	142,594	(0.5)%
Personnel benefits	(16,672,841)	(16,748,796)	(17,262,857)	75,955	(0.5)%	514,061	(3.0)%
Other administrative expenses	(13,977,970)	(13,308,390)	(12,936,923)	(669,580)	5.0%	(371,467)	2.9%
Depreciation and amortization	(4,207,771)	(2,957,059)	(2,198,822)	(1,250,712)	42.3%	(758,237)	34.5%
Impairment of financial assets	(15,752,414)	(5,897,990)	(3,888,609)	(9,854,424)	167.1%	(2,009,381)	51.7%
Loss on net monetary position	(20,213,528)	(17,927,987)	(9,475,736)	(2,285,540)	12.7%	(8,452,252)	89.2%

NET OPERATING INCOME	17,968,268	3,767,578	3,451,521	14,200,691	376.9%	316,056	9.2%

Share of profit of equity accounted investees	128,119	488,453	520,435	(360,334)	(73.8)%	(31,982)	(6.2)%

PROFIT BEFORE TAX	18,096,387	4,256,031	3,971,956	13,840,357	325.2%	284,074	7.2%

Income tax expense	(2,072,167)	(6,670,742)	(1,111,427)	4,598,575	(68.9%)	(5,559,315)	500.2%
PROFIT (LOSS) FOR THE YEAR	16,024,220	(2,414,711)	2,860,529	18,438,932	(763.6%)	(5,275,241)	(184.4)%

Attributable to owners of the Bank	16,027,533	(2,291,690)	2,928,692	18,319,223	(799.4%)	(5,220,382)	(178.3)%
Attributable to non-controlling interest	(3,313)	(123,021)	(68,163)	119,709	(97.3)%	(54,859)	80.5%

Our profit attributable to owners of the Bank for the fiscal year ended December 31, 2019 was Ps.16,027.5 million compared with a loss of Ps.2,291.6 million for the year ended December 31, 2018, and with a profit of Ps.2,928.6 million for the year ended December 31, 2017.

The changes in our consolidated statement of profit or loss for 2019, 2018 and 2017 were as follows:

Interest income

Our interest income increased by 32.2% to Ps.114,857.7 million in the fiscal year ended December 31, 2019 from Ps.86,873.0 million in the fiscal year ended December 31, 2018. Our interest income increased by 58.1% to Ps.86,873.0 million in the fiscal year ended December 31, 2018 from Ps.54,939.9 million in the fiscal year ended December 31, 2017.

The components of our interest income are reflected in the following table.

	Year ended December 31,			Variation
	2019	2018	2017	2019 vs 2018		2018 vs 2017
	(in thousands of pesos, except percentages)
Interest on loans to the financial institutions	2,718,111	3,507,493	1,742,092	(789,382)	(22.5)%	1,765,401	101.3%
Interest from overdrafts	10,165,810	11,057,634	7,740,446	(891,824)	(8.1)%	3,317,188	42.9%
Interest from commercial papers	11,055,527	10,011,320	5,480,055	1,044,207	10.4%	4,531,265	82.7%
Interest from mortgage loans	1,388,711	1,427,023	989,498	(38,312)	(2.7)%	437,525	44.2%
Interest from car loans	1,449,019	2,286,746	2,388,989	(837,727)	(36.6)%	(102,243)	(4.3)%
Interest from credit card loans	21,049,044	14,411,030	14,978,628	6,638,014	46.1%	(567,598)	(3.8)%
Interest from financial leases	588,691	992,682	1,010,444	(403,991)	(40.7)%	(17,762)	(1.8)%
Interest from consumer loans	9,035,631	11,709,910	9,965,009	(2,674,279)	(22.8)%	1,744,901	17.5%
Interest from other loans	5,418,765	5,648,600	4,894,009	(229,835)	(4.1)%	754,591	15.4%
Premium for reverse repurchase agreements	1,809,106	1,035,969	1,169,266	773,137	74.6%	(133,297)	(11.4)%
Interest from government securities	36,064,346	15,193,262	2,083,860	20,871,084	137.4%	13,109,402	629.1%
Interest from private securities	10,720	64,419	156,649	(53,699)	(83.4)%	(92,230)	(58.9)%
Interest from loans for the prefinancing and financing of exports	3,155,170	2,691,170	949,300	464,000	17.2%	1,741,870	183.5%
Stabilization Coefficient (CER) clause adjustment	79,678	172,329	1,033,377	(92,651)	(53.8)%	(861,048)	(83.3)%
UVA clause adjustment	10,861,421	6,663,447	355,414	4,197,974	63.0%	6,308,033	1774.8%
Other financial income	8,004	62	2,957	7,943	12,809.7%	(2,895)	(97.9)%

	114,857,754	86,873,096	54,939,993	27,984,659	32.2%	31.933.103	58.1%

The increase in interest income during the fiscal year ended December 31, 2019 was mainly due to an increase in interest from government securities (principally instruments issued by the Argentine Central Bank) mainly due to increases in interest rates, the UVA clause adjustment (due to inflation), interest from commercial paper (mostly interest from discounted instruments) due to increases in interest rates, interest from credit card loans, interest from premium for reverse repurchase agreements and other financial income; partially offset by decreases in stabilization coefficient (CER) clause adjustments, , interest from car loans, interest from private securities, interest from financial leases, interest from overdrafts, interest on loans to financial institutions (due to an increase in volume of loans and in interest rates), interest from consumer loans (principally personal loans), interest from loans for the prefinancing and financing of exports, interest from other loans and interest from mortgage loans.

The increase in interest income during the fiscal year ended December 31, 2018 was mainly due to an increase in interest from government securities (principally instruments issued by the Argentine Central Bank) mainly due to increases in interest rates, the UVA clause adjustment (due to inflation), interest from commercial paper (mostly interest from discounted instruments) due to increases in interest rates, interest from overdrafts, interest on loans to financial institutions (due to an increase in volume of loans and in interest rates), interest from consumer loans (principally personal loans), interest from loans for the prefinancing and financing of exports, interest from other loans and interest from mortgage loans, partially offset by decreases in stabilization coefficient (CER) clause adjustments, interest from credit card loans, interest from premium for reverse repurchase agreements, interest from car loans, interest from private securities, interest from financial leases and other financial income.

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

The indexation by UVA clause requires the recognition of the adjustment for loans indexed by UVA. As of December 31, 2019, 2018 and 2017, the Bank held Ps.24,845.7 million, Ps.23,530.0 million and Ps.7,624.7 million, respectively of UVA-indexed assets, which represented 5.47%, 4.23% and 1.55%, respectively, of our total assets as of such dates

For the year ended December 31, 2019 the variation in the interest component of interest income resulted from mostly an increase in the average real rates of interest-earning assets partially offset by a decrease in the average volume of interest earning assets.

For the year ended December 31, 2018 the variation in the interest component of interest income resulted from mostly an increase in the average real rates of interest-earning assets and to a much lesser extent by an increase in the average volume of interest earning assets.

The following table sets forth the changes in the interest component of interest and other income due to increases or decreases in the volume of interest-earning assets and increases or decreases in the average real rates of interest-earning assets.

	December 31, 2019 vs. December 31, 2018 Increase (Decrease)	December 31, 2018 vs. December 31, 2017 Increase (Decrease)
	(in thousands of pesos)
Change in interest income due to change in:
the volume of interest-earning assets	(3,075,399)	7,946,826
average real rates of interest-earning assets	31,060,058	23,986,277

Net Change	27,984,659	31,933,103

Interest expenses

Interest expenses increased by 26.8% to Ps.48,252.0 million in the fiscal year ended December 31, 2019 from Ps.38,055.4 million in the fiscal year ended December 31, 2018. Interest expenses increased by 106.9% to Ps.38,055.4 million in the fiscal year ended December 31, 2018 from Ps.18,397.3 million in the fiscal year ended December 31, 2017.

The components of our interest expenses are reflected in the following table.

	Year ended December 31,			Variation
	2019	2018	2017	2019 vs 2018		2018 vs 2017
	(in thousands of pesos, except percentages)
Savings accounts deposits	2,754,358	6,747,772	1,372,965	(3,993,414)	(59.2)%	5,374,807	391.5%
Time deposits	38,808,451	26,129,974	15,398,263	12,678,477	48.5%	10,731,711	69.7%
Bank loans	903,655	281,834	84,048	621,821	220.6%	197,786	235.3%
Other liabilities	4,207,666	2,734,026	1,137,092	1,473,640	53.9%	1,596,934	140.4%
Premium for reverse repurchase agreements	2,642	169,519	300,707	(166,877)	(98.4)%	(131,188)	(43.6)%
UVA clause adjustment	1,539,863	1,974,442	100,999	(434,579)	(22.0)%	1,873,442	1854.9%
Other	35,370	17,843	3,243	17,527	98.2%	14,600	450.2%

	48,252,005	38,055,410	18,397,317	10,196,595	26.8%	19,658,092	106.9%

The increase in interest expenses during the fiscal year ended December 31, 2019 was mainly due to an increase in interest on time deposits (mainly due to an increase in the rates at which these products are remunerated, driven in turn by the increase of the reference rate by BCRA), an increase in interest on other liabilities (mainly corporate bonds and loans for export and import activities), bank loans and other, partially offset by a decrease on premium for reverse repurchase agreements, in interest on saving accounts deposits and in UVA clause adjustments.

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

The variation in interest component of interest expenses for the year ended December 31, 2019 reflected an increase in the average real rates of interest bearing liabilities partially offset by a decrease in average volume of interest-bearing liabilities.

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

	December 31, 2019 vs. December 31, 2018 Increase (Decrease)	December 31, 2018 vs. December 31, 2017 Increase (Decrease)
	(in thousands of pesos)
Change in interest expenses due to change in:
the volume of interest-bearing liabilities	(3,585,940)	3,900,518
average real rates of interest-bearing liabilities	13,782,535	15,757,574

Net Change	10,196,595	19,658,092

Net Interest Income

Our net interest income (defined as interest and other income minus interest expenses) of Ps.66,605.7 million in the fiscal year ended December 31, 2019 represented a 36.4% increase over our net interest income of Ps.48,817.6 million in the fiscal year ended December 31, 2018.

The following table sets forth the changes in the components of our net interest income for the periods discussed herein:

	December 31, 2019 vs. December 31, 2018 Increase (Decrease)	December 31, 2018 vs. December 31, 2017 Increase (Decrease)
	(in thousands of pesos)
Net interest income due to changes in:
the volume of interest-earning assets and interest-bearing liabilities	510,541	4,046,308
average real rates of interest-earning assets and interest-bearing liabilities	17,277,523	8,228,703

Net Change	17,788,064	12,275,011

The changes in the net interest income are a result for the changes in interest income and interest expense as explained above.

See “Item 4. Information on the Company—E. Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities” and “Item 4. Information on the Company—E. Selected Statistical Information—Interest-Earning Assets: Net Interest Margin and Spread”.

Fee and commission income

Fee and commission income decreased by 9.0% to Ps.17,611.3 million for the fiscal year ended December 31, 2019 from Ps.19,343.9 million for the fiscal year ended December 31, 2018. Fee and commission income increased by 16.7% to Ps.19,343.9 million for the fiscal year ended December 31, 2018 from Ps.16,571.2 million for the fiscal year ended December 31, 2017. During 2019 the decrease was driven mainly by a significant decrease in net commissions linked to credit cards as a consequence of the increase in commissions paid to LATAM. During 2018 the increase was driven mainly by a significant increase in the charges generated by deposit accounts which grew both due to a higher activity and to price increases and increases in charges for collection services.

The following table provides a breakdown of our fee and commission income by category.

	Year ended December 31,			Variation
	2019	2018	2017	2019 vs 2018		2018 vs 2017
	(in thousands of pesos, except percentages)
Linked to deposits	11,477,646	11,253,785	7,794,302	223,861	2.0%	3,459,483	44.4%
Linked to credit cards	3,791,572	5,613,274	6,177,446	(1,821,702)	(32.5)%	(564,172)	(9.1)%
Linked to securities	122,348	240,046	216,771	(117,698)	(49.0)%	23,275	10.7%
From guarantees granted	2,003	4,767	2,523	(2,764)	(58.0)%	2,244	88.9%
Insurance agent fee	1,134,979	1,335,199	1,654,212	(200,220)	(15.0)%	(319,013)	(19.3)%
From foreign currency transactions	1,082,784	896,889	726,044	185,895	20.7%	170,845	23.5%

	17,611,332	19,343,960	16,571,298	(1,732,628)	(9.0)%	2,772,662	16.7%

The main variations for 2019 are explained below:

Commissions linked to deposits include commissions accrued on deposits and other liabilities from financial transactions, such as those arising from activity in current accounts and collections on behalf of third parties. These commissions rose by 2.0% to Ps.11,477.6 million in the fiscal year ended December 31, 2019 from Ps.11,253.7 million in the fiscal year ended December 31, 2018. The increase was primarily attributable to an increase in savings account service charges.

Commissions linked to credit cards, including commissions on credit and debit cards, loans and other receivables from financial transactions, decreased 32.5% to Ps.3,791.5 million in the fiscal year ended December 31, 2019 from Ps.5,613.2 million in the fiscal year ended December 31, 2018 as a consequence of the increase in commissions paid by the Bank to LATAM.

Commissions linked to securities include commissions accrued on security brokerage activities, which decreased by 49.0% to Ps.122.3 million in the fiscal year ended December 31, 2019 from Ps.240.0 million in the fiscal year ended December 31, 2018.

Commissions from guarantees granted decreased by 58.0% to Ps.2.0 million in the fiscal year ended December 31, 2019 from Ps.4.7 million in the fiscal year ended December 31, 2018, primarily as a consequence of the decrease in the volume of transactions.

Insurance agent fees fell by 15.0% to Ps.1,134.9 million in the fiscal year ended December 31, 2019 from Ps.1,335.1 million in the fiscal year ended December 31, 2018, primarily as a consequence of the decrease in the volume of transactions.

Finally, commissions from foreign currency transactions rose by 20.7% to Ps.1,082.7 million in the fiscal year ended December 31, 2019 from Ps.896.8 million in the fiscal year ended December 31, 2018 primarily as a consequence of the increase in the amount and activity level in this business line.

The main variations for 2018 are explained below:

Commissions linked to liabilities rose by 44.4% from Ps.7,794.3 million in the fiscal year ended December 31, 2017 to Ps.11,253.7 million in the fiscal year ended December 31, 2018. The increase was primarily attributable to an increase in savings account service charges.

Commissions linked to credit cards, including commissions on credit and debit cards, loans and other receivables from financial transactions, decreased 9.1% from Ps.6,177.4 million in the fiscal year ended December 31, 2017 to Ps.5,613.2 million in the fiscal year ended December 31, 2018 as a consequence of the increase in commissions paid to LATAM.

Commissions linked to securities include commissions accrued on security brokerage activities, which increased by 10.7% from Ps.216.7 million in the fiscal year ended December 31, 2017 to Ps.240.0 million in the fiscal year ended December 31, 2018 primarily as a result of fees charged on the operation of mutual funds.

Commissions from guarantees granted rose by 88.9% from Ps.2.5 million in the fiscal year ended December 31, 2017 to Ps.4.7 million in the fiscal year ended December 31, 2018, primarily as a consequence of the increase in the volume of transactions.

Insurance agent fees fell by 19.3% from Ps.1,654.2 million in the fiscal year ended December 31, 2017 to Ps.1,335.1 million in the fiscal year ended December 31, 2018, primarily as a consequence of the decrease in the volume of transactions.

Finally, commissions from foreign currency transactions rose by 23.5% from Ps.726.0 million in the fiscal year ended December 31, 2017 to Ps.896.8 million in the fiscal year ended December 31, 2018 primarily as a consequence of the increase in the amount and activity level in this business line.

Fee and commission expense

Our fee and commission expense amounted to Ps.9,432.7 million, Ps.8,463.0 million and Ps.7,510.6 million, for the fiscal years ended December 31, 2019, 2018 and 2017, respectively. The amount booked for 2019 accounted for a 11.5% increase compared with 2018 and the amount booked for 2018 accounted for a 12.7% increase compared with 2017.

The table below shows a breakdown of our fee and commission expense by category.

	Year ended December 31,			Variation
	2019	2018	2017	2019 vs 2018		2018 vs 2017
	(in thousands of pesos, except percentages)
For credit and debit cards	6,072,334	5,282,111	4,273,979	790,223	15.0%	1,008,132	23.6%
Linked to transactions with securities	2,937	2,866	2,674	71	2.5%	192	7.2%
For foreign trade transactions	356,640	241,249	219,696	115,391	47.8%	21,553	9.8%
For promotions	1,927,178	2,001,304	1,500,992	(74,126)	(3.7)%	500,312	33.3%
Other commission expenses	1,073,701	935,567	1,513,332	138,134	14.8%	(577,765)	(38.2)%

	9,432,790	8,463,097	7,510,673	969,693	11.5%	952,424	12.7%

The main variations for 2019 are explained below:

Commissions for credit and debit cards include commissions paid for the use of trademarks and processing services, which rose by 15.0% from Ps.5,282.1 million in the fiscal year ended December 31, 2018 to Ps.6,072.3 million in the fiscal year ended December 31, 2019 primarily as a consequence of an increase in the royalty fees paid for the use of the Visa trademark.

Commissions linked to transactions with securities, including commissions paid on transactions in MERVAL, rose by 2.5% from Ps.2.8 million in the fiscal year ended December 31, 2018 to Ps.2.9 million in the fiscal year ended December 31, 2019 due to an increase in stock trades.

Commissions for foreign trade transactions rose by 47.8% from Ps.241.2 million in the fiscal year ended December 31, 2018 to Ps.356.6 million in the fiscal year ended December 31, 2019 mainly due to the increase in the exchange rate.

Commissions for promotions (related to raffles arranged by us among customers with product bundles) decreased by 3.7% from Ps.2,001.3 million in the fiscal year ended December 31, 2018 to Ps.1,927.1 million in the fiscal year ended December 31, 2019 mainly due to lower consumption and commercial campaigns.

Other commission expenses increased by 14.8% from Ps.935.5 million in the fiscal year ended December 31, 2018 to Ps.1,073.7 million in the fiscal year ended December 31, 2019.

The main variations for 2018 are explained below:

Commissions for credit and debit cards include commissions paid for the use of trademarks and processing services, which rose by 23.6% from Ps.4,273.9 million in the fiscal year ended December 31, 2017 to Ps.5,282.1 million in the fiscal year ended December 31, 2018 primarily as a consequence of an increase in the royalty fees paid for the use of the Visa trademark.

Commissions linked to transactions with securities, including commissions paid on transactions in MERVAL, rose by 7.2% from Ps.2.6 million in the fiscal year ended December 31, 2017 to Ps.2.8 million in the fiscal year ended December 31, 2018 due to an increase in stock trades.

Commissions for foreign trade transactions rose by 9.8% from Ps.219.6 million in the fiscal year ended December 31, 2017 to Ps.241.2 million in the fiscal year ended December 31, 2018 mainly due to increase in the exchange rate.

Commissions for promotions (related to raffles arranged by us among customers with product bundles) rose by 33.3% from Ps.1,500.9 million in the fiscal year ended December 31, 2017 to Ps.2,001.3 million in the fiscal year ended December 31, 2018 mainly due to higher consumption and commercial campaigns.

Other commission expenses decreased by 38.2% from Ps.1,513.3 million in the fiscal year ended December 31, 2017 to Ps.935.5 million in the fiscal year ended December 31, 2018.

Gains on financial assets and liabilities at fair value through profit or loss, net

For the fiscal year ended December 31, 2019, we recorded a gain from measurement of financial instruments at fair value through profit or loss in the amount of Ps.11,462.0 million compared with a gain of Ps.178.2 million for the fiscal year ended December 31, 2018. For the fiscal year ended December 31, 2017 we recorded a gain of Ps.6,709.1 million.

Accumulated gains (losses) from changes in the fair value of financial instruments measured at fair value through profit or loss are charged to income under this item. The increase in 2019 is mainly due to increases in transactions with government securities (principally due to a higher average volume of these securities in the trading portfolio during 2019 and the variation in the exchange rate).

The decrease in 2018 is mainly attributable to losses on transactions with government securities (principally due to a lower average volume of these securities in the trading portfolio during 2018) and interest rate swaps (due to an increase in the variable interest rate paid).

The table below shows a breakdown of our gain from measurement of financial instruments at fair value through profit or loss by category:

	Year ended December 31,			Variation
	2019	2018	2017	2019 vs 2018		2018 vs 2017
	(in thousands of pesos, except percentages)
Income / (Loss) from foreign currency forward transactions	1,593,433	(455,624)	130,082	2,049,057	(449.7)%	(585,706)	(450.3)%
Income from debt and equity instruments	9,694,614	2,198,590	6,594,115	7,496,024	340.9%	(4,395,525)	(66.7)%
Interest rate swaps	(511,014)	(1,564,762)	(15,108)	1,053,748	(67.3)%	(1,549,654)	10,257.2%
Gains on put options	685,000	—	—	685,000	—	—	—

	11,462,033	178,204	6,709,089	11,283,829	6,332.0%	(6,530,885)	(97.3)%

(Losses) gain on derecognition of financial assets not measured at fair value through profit or loss, net

For the fiscal year ended December 31, 2019, we recorded a net loss from derecognition of assets not measured at fair value through profit or loss in the amount of Ps.59.4 million compared with a loss of Ps.210.3 million and a gain of Ps.18.4 million for the fiscal years ended December 31, 2018 and 2017 respectively, which changes were both mainly due to the sale of bonds recorded at fair value with changes in other comprehensive income.

The table below shows a breakdown of our gain (loss) from derecognition of financial assets not measured at fair value through profit or loss by category:

	Year ended December 31,			Variation
	2019	2018	2017	2019 vs 2018		2018 vs 2017
	(in thousands of pesos, except percentages)
Income from sale of government securities	(58,259)	(208,958)	18,434	150,699	(72.1)%	(227,392)	(1,233.5)%
Income from sale of private securities	(1,146)	(1,392)	—	246	(17.7)%	(1,392)	—

	(59,405)	(210,350)	18,434	150,945	(71.8)%	(228,784)	(1,241.1)%

Exchange differences, net

Exchange differences, net increased by 3.2% to Ps.10,302.8 million for the fiscal year ended December 31, 2019 from Ps.9,982.2 million for the fiscal year ended December 31, 2018 which in turn increased by 92.1% from Ps.5,195.1 million for the fiscal year ended December 31, 2017.

The increase in 2019 was driven mainly by a 34.6% increase in the income from purchases and sales of foreign currency to Ps.10,522.8 million for the fiscal year ended December 31, 2019 from Ps.7,818.1 million for the fiscal year ended December 31, 2018 (mainly due to the increase in volume and spreads resulting from higher volatility in the exchange rate) partially offset by a 110.2% decrease in conversion of foreign currency assets and liabilities into peso from a gain of Ps.2,164.0 million for the fiscal year ended December 31, 2018 to a loss of Ps.219.9 million for the fiscal year ended December 31, 2019.

The increase in 2018 was driven mainly by a 56% increase in the income from purchase-sales of foreign currency to Ps.7,818.1 million, for the fiscal year ended December 31, 2018 from Ps.5,013.0 million for the fiscal year ended December 31, 2017 (mainly due to the increase in volume and spreads resulting from higher volatility in the exchange rate) and a 1,087.6% increase in conversion of foreign currency assets and liabilities into peso from Ps.182.2 million for the fiscal year ended December 31, 2017 to Ps.2,164.0 million for the fiscal year ended December 31, 2018 (mainly due to the effect of the increase in the exchange rate on the Bank’s assets and liabilities position).

The following table provides a breakdown of our Exchange differences by category

	Year ended December 31,			Variation
	2019	2018	2017	2019 vs 2018		2018 vs 2017
	(in thousands of pesos, except percentages)
Conversion of foreign currency assets and liabilities into pesos	(219,887)	2,164,066	182,224	(2,315,827)	(110.2)%	1,981,842	1,087.6%
Income from purchase-sale of foreign currency	10,522,779	7,818,158	5,012,970	2,636,495	34.6%	2,805,188	56.0%

	10,302,892	9,982,224	5,195,194	320,668	3.2%	4,787,030	92.1%

Other operating income

Other operating income amounted to Ps.8,801.3 million, Ps.3,241.2 million and Ps.2,989.2 million for the fiscal year ended December 31, 2019, 2018 and 2017, respectively.

The amount recorded in 2019 increased by 171.5% compared with 2018 driven mainly by an increase in the result from the sale of non-current assets held for sale to Ps.3,821.0 million for the fiscal year ended December 31, 2019 from nil for the fiscal year ended December 31, 2018 due to the result of the sale of Prisma Medios de Pago S.A. and the increase in other operating income to Ps.2,316.8 million for the fiscal year ended December 31, 2019 from Ps.886.7 million for the fiscal year ended December 31, 2018.

The amount recorded in 2018 increased by 8.4% compared with 2017 driven mainly by a 154.0% increase in adjustments and interest on miscellaneous receivables to Ps.763.2 million for the fiscal year ended December 31, 2018 from Ps.300.5 million for the fiscal year ended December 31, 2017 (mainly due to the increase in interest charged for the funds deposited related to credit cards, due to increases in interest rates and in the exchange rate).

The following table shows a breakdown of other operating income by category:

	Year ended December 31,			Variation
	2019	2018	2017	2019 vs 2018		2018 vs 2017
	(in thousands of pesos, except percentages)
Rental of safe deposit boxes	706,423	826,191	854,614	(119,768)	(14.5)%	(28,423)	(3.3)%
Adjustments and interest on miscellaneous receivables	1,270,640	763,230	300,459	507,410	66.5%	462,771	154.0%
Result from the sale of non-current assets held for sale	3,821,089	—	—	3,821,089	—	—	—
Proceeds from electronic transactions	146,827	187,716	134,545	(40,889)	(21.8)%	53,171	39.5%
Income related to foreign trade	318,465	339,811	124,303	(21,346)	(6.3)%	215,508	173.4%
Services rendered	221,082	237,551	282,999	(16,469)	(6.9)%	(45,448)	(16.1)%
Other operating income	2,316,823	886,714	1,292,317	1,430,109	161.3%	(405,603)	(31.4)%

	8,801,349	3,241,213	2,989,237	5,560,136	171.5%	251,976	8.4%

Other operating expenses

Other operating expenses amounted to Ps.16,498.3 million, Ps.12,282.0 million and Ps.11,300.7 million for the fiscal years ended December 31, 2019, 2018 and 2017, respectively.

The amount recorded in 2019 increased by 34.3% compared with 2018. The increase was driven mainly by a new provision for reorganization of Ps.2,342.1 million for the fiscal year ended December 31, 2019 and also by the increase in provisions for contingencies to Ps.2,107.7 million for the fiscal year ended December 31, 2019 from Ps.955.6 million for the fiscal year ended December 31, 2018.

The amount recorded in 2018 increased by 8.7% compared with 2017. The increase was driven mainly by a 32.0% increase in turnover tax to Ps.7,661.6 million for the fiscal year ended December 31, 2018 from Ps.5,803.0 million for the fiscal year ended December 31, 2017 mainly due to an increase in the turnover tax as a consequence of the increase in interest charged and commissions earned.

The components of other operating expenses are detailed below:

	Year ended December 31,			Variation
	2019	2018	2017	2019 vs 2018		2018 vs 2017
	(in thousands of pesos, except percentages)
Contributions to the Deposits Guarantee Fund	605,859	606,763	536,623	(904)	(0.1)%	70,140	13.1%
Turnover tax	7,981,890	7,661,598	5,802,997	320,292	4.2%	1,858,601	32.0%
Provision for contingencies	2,107,762	955,641	619,552	1,152,121	120.6%	336,089	54.2%
Provisions for reorganization	2,342,101	—	—	2,342,101	—	—	—
Interest on the lease liability	317,722	—	—	317,722	—	—	—
Provision for financial guarantee and loan commitments issued	379,386	57,339	—	322,047	561.7%	57,339	—
Damage claims	168,361	298,159	317,993	(129,798)	(43.5)%	(19,834)	(6.2)%
Loss on initial recognition of loans bearing below market interest rate	1,520,175	985,803	519,486	534,372	54.2%	466,317	89.8%
Loss on sale of non-current assets held for sale	—	393,819	—	(393,819)	(100.0)%	393,819	100.0%
Other operating expenses	1,075,112	1,322,918	3,504,136	(247,806)	(18.7)%	(2,181,218)	(62.2)%

	16,498,368	12,282,040	11,300,787	4,216,328	34.3%	981,253	8.7%

Administration costs

Administration costs, which include personnel benefits and other administrative expenses, for the fiscal year ended December 31, 2019 amounted Ps.30,650.8 million, a 2.0% increase compared with Ps.30,057.1 million recorded for the fiscal year ended December 31, 2018, mainly as a 5.0% increase in other administrative expenses to Ps.13,977.9 million for the fiscal year ended December 31, 2019 from Ps.13,308.4 million for the fiscal year ended December 31, 2018, which was offset in part by a decrease in personnel benefits by 0.5% to Ps.16,672.8 million in the fiscal year ended December 31, 2019 from Ps.16,748.8 million in the fiscal year ended December 31, 2018.

Administration costs for the fiscal year ended December 31, 2018 decreased 0.5% to Ps.30,057.1 million compared with Ps.30,199.7 million recorded for the fiscal year ended December 31, 2017, mainly as a result of the decrease in personnel benefits by 3.0% to Ps.16,748.7 million for the fiscal year ended December 31, 2018 from Ps.17,262.8 million for the fiscal year ended December 31, 2017, which was offset in part by an increase in other administrative expenses by 2.9% to Ps.13,308.3 million in the fiscal year ended December 31, 2018 from Ps.12,936.9 million in the fiscal year ended December 31, 2017.

The table below provides a breakdown of personnel benefits for the years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,			Variation
	2019	2018	2017	2019 vs 2018		2018 vs 2017
	(in thousands of pesos, except percentages)
Salaries	9,816,527	9,575,758	10,353,649	240,769	2.5%	(777,891)	(7.5)%
Social security charges	2,865,510	2,828,786	2,987,533	36,724	1.3%	(158,747)	(5.3)%
Personnel compensations and rewards	528,797	1,348,724	1,168,711	(819,927)	(60.8)%	180,013	15.4%
Personnel services	364,707	351,705	401,227	13,002	3.7%	(49,522)	(12.3)%
Other short term personnel benefits	2,959,144	2,515,478	2,244,026	443,666	17.6%	271,452	12.1%
Termination benefits	3,016	24,470	14,559	(21,454)	(87.7)%	9,911	68.1%
Fees to Bank Directors and Supervisory Committee	16,341	30,773	24,647	(14,432)	(46.9)%	6,126	24.9%
Other long term benefits	118,799	73,102	68,505	45,697	62.5%	4,597	6.7%

	16,672,841	16,748,796	17,262,857	(75,955)	(0.5)%	(514,061)	(3.0)%

During 2019, personnel compensations and rewards decreased 60.8% compared with the fiscal year ended December 31, 2018 and salaries increased 2.5% compared with the previous year. Salaries vary annually mainly as a result of the negotiation between banking associations and trade unions, and generally follow the inflation trends in Argentina.

During 2018, salaries declined 7.5% compared with the fiscal year ended December 31, 2017 as a result of a change in the way of calculating the increases agreed with the unions for the year 2018

The table below provides a breakdown of other administrative expenses for the fiscal years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,			Variation
	2019	2018	2017	2019 vs 2018		2018 vs 2017
	(in thousands of pesos, except percentages)
Travel expenses	166,518	166,651	161,263	(133)	(0.1)%	5,388	3.3%
Administrative expenses	1,267,458	991,328	877,815	276,130	27.9%	113,513	12.9%
Security services	484,036	558,102	768,650	(74,066)	(13.3)%	(210,548)	(27.4)%
Other fees	693,719	542,045	516,089	151,674	28.0%	25,956	5.0%
Insurance	143,094	133,111	136,785	9,983	7.5%	(3,674)	(2.7)%
Rent	980,566	1,445,420	1,186,775	(464,854)	(32.2)%	258,645	21.8%
Stationery and supplies	72,285	69,400	95,693	2,885	4.2%	(26,293)	(27.5)%
Electricity and communications	710,240	605,417	501,146	104,823	17.3%	104,271	20.8%
Advertising	632,691	761,987	1,021,181	(129,296)	(17.0)%	(259,194)	(25.4)%
Taxes	3,256,687	3,104,662	2,975,848	152,025	4.9%	128,814	4.3%
Maintenance costs	1,494,540	1,418,489	1,364,030	76,051	5.4%	54,459	4.0%
Armored transportation services	2,532,507	1,984,070	1,715,490	548,437	27.6%	268,580	15.7%
Other administrative expenses	1,543,629	1,527,708	1,616,158	15,921	1.0%	(88,450)	(5.5)%

	13,977,970	13,308,390	12,936,923	669,580	5.0%	371,467	2.9%

The main variations for 2019 are explained below:

Armored transportation services increased by 27.6% from Ps.1,984.0 million in the fiscal year ended December 31, 2018 to Ps.2,532.5 million in the fiscal year ended December 31, 2019 due to an increase in the amount of services used by the Bank and by an increase in the price of such services.

Administrative expenses increased by 27.9% from Ps.991.3 million in the fiscal year ended December 31, 2018 to Ps.1,267.4 million in the fiscal year ended December 31, 2019 mainly due to an increase in reprocessing services.

Finally, advertising decreased 17.0% from Ps.761.9 million in the fiscal year ended December 31, 2018 to Ps.632.6 million in the fiscal year ended December 31, 2019.

The main variations for 2018 are explained below:

Within administrative expenses, security services decreased 27.4% from Ps.768.6 million in the fiscal year ended December 31, 2017 to Ps.558.1 million in the fiscal year ended December 31, 2018 as a consequence of the implementation of the Bank´s new security system, which involved a reduction in security personnel.

Rent increased 21.8% from Ps.1,186.7 million in the fiscal year ended December 31, 2017 to Ps.1,445.4 million in the fiscal year ended December 31, 2018 as a consequence of the increase in the exchange rate, due to the fact that most contracts are denominated in foreign currency.

Advertising decreased 25.4% from Ps.1,021.1 million in the fiscal year ended December 31, 2017 to Ps.761.9 million in the fiscal year ended December 31, 2018 as a consequence of the termination of the sponsorship agreements with the Boca Juniors and River Plate soccer teams in the second half of 2017.

Finally, armored transportation services increased by 15.7% from Ps.1,715.4 million in the fiscal year ended December 31, 2017 to Ps.1,984.0 million in the fiscal year ended December 31, 2018 due to an increase in the amount of services used by the Bank and by an increase in the price of such services.

Depreciation and amortization

Depreciation and amortization amounted to Ps.4,207.7 million, Ps.2,957.0 million and Ps.2,198.8 million in the fiscal year ended December 31, 2019, 2018 and 2017, respectively.

The amount recorded in 2019 increased 42.3% compared with 2018. The increase was primarily due to the purchase of several assets, such as furniture and facilities and equipment, which began to be depreciated, and the effect of the adjustment for inflation on depreciation as well as by application of the new standard, IFRS16.

The amount recorded in 2018 increased 34.5% compared with 2017. The increase was primarily due to the purchase of several assets, such as furniture and facilities and equipment, which began to be depreciated, and the effect of the adjustment for inflation on depreciation.

The components of depreciation and amortization are detailed below:

	Year ended December 31,			Variation
	2019	2018	2017	2019 vs 2018		2018 vs 2017
	(in thousands of pesos, except percentages)
Depreciation of property and equipment	3,116,353	2,716,559	1,982,001	399,794	14.7%	734,558	37.1%
Depreciation of investment properties	21,505	6,799	5,089	14,706	216.3%	1,710	33.6%
Amortization of intangible assets	504,352	233,184	209,557	271,168	116.3%	23,627	11.3%
Amortization of rights of use for leased real estate	562,870	—	—	562,870	—	—	—
Depreciation of other assets	2,691	517	2,175	2,174	420.5%	(1,658)	(76.2)%

	4,207,771	2,957,059	2,198,822	1,250,712	42.3%	758,237	34.5%

Impairment of financial assets

Impairment of financial assets totaled Ps.15,752.4 million in the fiscal year ended December 31, 2019, representing a 167.1% increase compared with Ps.5,897.9 million of impairment of financial assets in the fiscal year ended December 31, 2018 which in turn increased 51.7% compared with Ps.3,888.6 million of impairment of financial assets in the fiscal year ended December 31, 2017.

In 2019 and 2018, the Argentine financial sector experienced deteriorating conditions due to a large increase in the inflation rate, the consequent loss of purchasing power and the fall in GDP, which resulted in an increase in the default rate.

The non-performing loan portfolio amounted to Ps.7,781.8 million at December 31, 2019 representing a 34.8% increase compared with Ps.5,774.1 million at December 31, 2018 which in turn represented a 182.4% increase compared with Ps.2,044.9 million at December 31, 2017 due to the foregoing and, in particular, due to an increase in non-performing loans in the wholesale portfolio. The non-performing loan ratio increased to 3.7% at December 31, 2019 from 1.8% at December 31, 2018 which in turn increased from 0.7% at December 31, 2017 as a result of the foregoing.

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

The table below sets forth the Bank’s net monetary inflation adjustment effect, which has been calculated by applying the CPI to monetary assets and liabilities:

		Year ended December 31,
		2019	2018	2017
		(stated in thousands of pesos)
	ASSETS
	Cash and cash equivalents	(56,349,067)	(49,830,036)	(24,737,119)
	Loans and other receivables, net	(101,672,647)	(112,334,939)	(59,343,190)
	Investment securities	(24,449,151)	(14,880,290)	(7,503,111)
	Financial assets pledged as collateral	(3,214,112)	(2,885,739)	(1,555,985)
	All other assets	(16,117,104)	(18,864,412)	(6,940,184)

(A)	TOTAL ASSETS	(201,802,081)	(198,795,416)	(100,079,589)

	LIABILITIES
	Deposits	149,520,899	150,009,485	76,886,469
	Other financial liabilities	13,645,019	15,308,208	6,238,056
	Bank loans	2,731,779	2,256,188	399,792
	Corporate bonds issued	2,077,899	1,642,272	1,099,069
	Income tax liabilities	3,769,669	3,064,894	1,513,894
	All other liabilities	9,843,288	8,586,382	4,466,573

(B)	TOTAL LIABILITIES	181,588,553	180,867,429	90,603,853

(A) + (B)	Net monetary inflation adjustments	(20,213,528)	(17,927,987)	(9,475,736)

Share of profit of equity accounted investees

Share of profit of equity accounted investees decreased by 73.8% to Ps.128.1 million for the fiscal year ended December 31, 2019 from Ps.488.5 million for the fiscal year ended December 31, 2018 which in turn decreased by 6.1% from Ps.520.4 million for the fiscal year ended December 31, 2017 mainly due to a lower profit obtained by our investees.

Pursuant to certain amendments to shareholders’ agreements, effective since July 1, 2019, the Bank has assumed the power to direct the relevant activities of PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. Pursuant to IFRS 10, the Bank concluded that it controls such companies effective since July 1, 2019. Consequently, these entities are being consolidated as from that date, instead of being accounted for as investments accounted for under the equity method.

Income tax

Income tax expense for the fiscal year ended December 31, 2019 was Ps.2,072.2 million, a 68.9% decrease compared to Ps.6,670.7 million recorded for the fiscal year ended December 31, 2018 which in turn increased 500.2% from Ps.1,111.4 million for the fiscal year ended December 31, 2017. The decrease in 2019 was mainly due to the recognition of the adjustment for tax inflation as established by Argentine regulations. The increase in 2018 was mainly due to a higher monetary inflation adjustment and the revaluation of property.

Profit

As a result of the foregoing, profit for the fiscal year ended December 31, 2019 amounted to Ps.16,024.2 million compared with the loss of Ps.2,414.7 million for the fiscal year ended December 31, 2018 and with a profit of Ps.2,860.5 million recorded for the fiscal year ended December 31, 2017.

Profit attributable to the owners of the Bank

Profit attributable to owners of the Bank for the fiscal year ended December 31, 2019 amounted to Ps.16,027.5 million compared with a loss of Ps.2,291.7 million for the fiscal year ended December 31, 2018 and with a profit of Ps.2,928.7 million recorded for the fiscal year ended December 31, 2017.

Loss attributable to non-controlling interests

Loss attributable to non-controlling interests for the fiscal year ended December 31, 2019 amounted to Ps.3.3 million compared with a loss of Ps.123.0 million for the fiscal year ended December 31, 2018 and with a loss of Ps.68.2 million recorded for the fiscal year ended December 31, 2017.

Financial Position

	As of December 31,			Variation
	2019	2018	2017	Dec/19 vs Dec18		Dec/18 vs Dec17
	(in thousands of pesos, except percentages)
Cash and cash equivalents	156,259,910	152,456,309	86,844,057	3,803,601	2.5%	65,612,252	75.6%
Financial assets at fair value through profit or loss	11,329,827	13,271,957	14,605,690	(1,942,130)	(14.6%)	(1,333,733)	(9.1%)
Financial assets at amortized cost	206,027,269	318,689,020	310,396,996	(112,661,751)	(35.4%)	8,292,024	2.7%
Financial assets at fair value through other comprehensive income	45,205,882	37,787,332	38,797,268	7,418,550	19.6%	(1,009,936)	(2.6%)
Investment in joint ventures and associates	1,035,949	2,701,688	2,144,661	(1,665,739)	(61.7%)	557,027	26.0%
Tangible assets	27,488,775	26,245,661	27,337,180	1,243,114	4.7%	(1,091,519)	(4.0%)
Goodwill and intangible assets	780,065	975,210	910,912	(195,145)	(20.0%)	64,298	7.1%
Income tax assets	3,049,836	592	69,030	3,049,244	515,075.0%	(68,438)	(99.1%)
Other assets	2,785,190	3,207,984	8,839,858	(422,794)	(13.2%)	(5,631,874)	(63.7%)
Non-current assets held for sale	208,318	833,673	446,029	(625,355)	(75.0%)	387,644	86.9%

TOTAL ASSETS	454,171,021	556,169,426	490,391,681	(101,998,405)	(18.3%)	65,777,745	13.4%

Financial liabilities at fair value through profit or loss	3,653,749	3,183,607	521,881	470,142	14.8%	2,661,726	510.0%
Financial liabilities at amortized cost	336,281,179	454,903,926	388,310,028	(118,622,747)	(26.1%)	66,593,898	17.1%
Provisions	5,313,693	2,627,636	2,030,249	2,686,057	102.2%	597,387	29.4%
Income tax liabilities	7,505,553	8,541,581	6,304,529	(1,036,028)	(12.1%)	2,237,052	35.5%
Other liabilities	17,079,777	16,854,108	17,052,335	225,669	1.3%	(198,227)	(1.2%)

TOTAL LIABILITIES	369,833,951	486,110,858	414,219,022	(116,276,907)	(23.9%)	71,891,836	17.4%

Equity attributable to owners of the Bank	82,760,382	70,012,246	75,473,053	12,748,136	18.2%	(5,460,807)	(7.2%)
Non-controlling interests	1,576,688	46,322	699,605	1,530,366	3,303.8%	(653,283)	(93.4%)
TOTAL EQUITY	84,337,070	70,058,568	76,172,658	14,278,502	20.4%	(6,114,090)	(8.0%)

Total Assets

At December 31, 2019 we had total assets of Ps.454,171.0 million, which represented a 18.3% decrease from Ps.556,169.4 million of total assets as of December 31, 2018.

The decrease was mainly due to a 35.4% decrease in financial assets at amortized cost from Ps.318,689.0 at December 31, 2018 to Ps.206,027.3 million at December 31, 2019. Loans to the private sector in foreign currency fell due to the reduction in dollar loans after the primary elections in August 2019. Regarding retail loans (considering mortgage, pledge, personal and credit cards) the fastest growing were the credit cards. Mortgage loans, which are mainly UVA (inflation-adjusted), reflect the impact of rising inflation. On the other hand, commercial loans decreased, mainly explained by the reduction of the pre-financing and export financing lines in dollars. Additionally was (i) a 61.7% decrease in joint ventures and associates from Ps.2,701.6 million at December 31, 2018 to Ps.1,035.9 million at December 31, 2019; (ii) a 75.0% decrease in non-current assets held for sale from Ps.833.6 million at December 31, 2018 to Ps.208.3 million at December 31, 2019; (iii) a 20.0% decrease in goodwill and intangible assets from Ps.975.2 million at December 31, 2018 to Ps.780.0 million at December 31, 2019; (iv) a 22.0% decrease in financial assets at fair value through profit or loss from Ps.13,271.9 million at December 31, 2018 to Ps.11,329.8 million at December 31, 2019 and (v) a 0.9% decrease in other assets from Ps.3,208.0 million at December 31, 2018 to Ps.2,785.2 million at December 31, 2019.

These decreases were partially offset by (i) a 2.5% increase in cash and cash equivalents from Ps.152,456.3 million at December 31, 2018 to Ps.156,259.9 million at December 31, 2019 mainly due to an increase in the minimum cash requirement established by BCRA; (ii) a 19.6% increase in financial assets at fair value through other comprehensive income from Ps.37,787.3 million at December 31, 2018 to Ps.45,205.8 million at December 31, 2019 mainly due to the position in instruments of the BCRA. (LELIQ); (iii) a 4.7% increase in tangible assets from Ps.26,245.6 million at December 31, 2018 to Ps.27,488.7 million at December 31, 2019 and (iv) an increase in income tax assets from Ps.0.5 million at December 31, 2018 to Ps.3,049.8 million at December 31, 2019.

Total Liabilities and Equity

At December 31, 2019, we had total liabilities of Ps.369,833.9 million, which represented a 23.9% decrease from the Ps.486,110.8 million at December 31, 2018. The decrease was mainly due to a 26.1% decrease in financial liabilities at amortized cost from Ps.454,903.9 million at December 31, 2018 to Ps.336,281.1 million at December 31, 2019 mainly because the growth in time deposits and savings accounts was lower compared to the real effect generated by inflation and a 12.1% decrease in income tax liabilities from Ps.8,541.5 million at December 31, 2018 to Ps.7,505.5 million at December 31, 2019. These decreases were partially offset by a 14.8% increase in financial liabilities at fair value through profit or loss from Ps.3,183.6 million at December 31, 2018 to Ps.3,653.7 million at December 31, 2019; a 102.2% increase in provisions from Ps.2,627.6 million at December 31, 2018 to Ps.5,313.6 million at December 31, 2019 and a 1.3% increase in other liabilities from Ps.16,854.1 million at December 31, 2018 to Ps.17,079.7 million at December 31, 2019.

Shareholders’ equity increased by 20.4% from Ps.70,058.6 million at December 31, 2018 to Ps.84,337.1 million at December 31, 2019. The increase resulted mainly from an increase of Ps.16,024.2 million in profit for the year, an increase of Ps.404.3 million of other comprehensive income, less the distribution of Ps.3,702.7 million of dividends in cash, an increase of Ps.1.0 million related to the merger of BBVA Francés Valores with the Bank, and an increase of Ps.1,551.7 million related to the acquisition of control of VWFS and PSA. In addition the Bank increased its reserves during the year by Ps.21,237.3 million against retained earnings.

Significant changes in financial position

Credit growth was affected due to the devaluation of the peso and higher interest rates. In retail banking, positive growth was recorded in connection with credit cards, while mortgage loans, which are mainly UVA (inflation-adjusted), reflected the impact of the increasing inflation.

Short-term liquidity was allocated in BCRA instruments. The national government debt held by the Bank decreased as a consequence of the decrease in the debt denominated in pesos.

During 2019, the Bank did not carry out any reverse repurchase transactions with the Argentine Republic.

During 2018, the Bank carried out two reverse repurchase transactions with the Argentine Republic with respect to the Argentine bond in U.S. dollars due 2024 (“BONAR 8.75% due 2024”) for a total amount of US$350,000,000. It matured in part on March 5, 2019 (US$50,000,000.00 at the LIBOR six-month rate plus 290 basis points) and the remaining portion matures on May 7, 2020 (US$300,000,000.00 at the LIBOR six-month rate plus 550 basis points). As of December 31, 2018, the book value of these reverse repurchase transactions was Ps.19,566.1 million. These transactions were canceled in August 2019.

Deposits decreased during the year in real terms due to the effect of inflation. In nominal terms, deposits to the non-financial private sector grew mainly due to the strong increase in deposits in savings accounts and current accounts, which offset the drop in fixed terms.

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

Liquidity

Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, our ratio of liquid assets to total deposits was 49.5%, 36.4% and 26.1% at December 31, 2019, 2018 and 2017. Liquid assets include cash and cash equivalents and financial assets at fair value through profit or loss.

Our primary source of funds is our deposit base, which primarily consists of peso- and dollar-denominated deposits in checking accounts, savings accounts and time deposits from individuals and corporations. Deposits at December 31, 2019 totaled Ps.293,988.0 million compared with Ps.399,209.0 million at December 31, 2018.

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

As of December 31, 2019 BBVA Argentina had issued 28 series under the Program for Ps.3,603.7 million and 27.9 million of UVA (related with Series 25) of corporate bonds, with a maturity between one and three years, and subject to floating interest rates. The bonds have been fully subscribed and paid in and must be repaid at maturity.

As of December 31, 2019 and 2018, the outstanding principal and accrued interest amounted to Ps.7,319,081 and Ps.3,805,336, respectively.

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

Capital Stock

As at December 31, 2019 the Bank’s capital stock consisted of 612,710,079 ordinary shares, par value Ps.1.00 each, all of which were issued to the stockholders. After taking into account the adjustment for inflation, the capital stock of the Bank would amount to Ps.19,994,858.

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

During 2019, the gap generated by the mismatch between assets and liabilities has widened, mainly due to the increase in loans denominated in pesos.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2019
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets
Interest earning deposits in banks	678,788	34,200	—	—	—	712,988
Government securities	35,320,228	13,588,399	236,103	—	—	49,144,730
Corporate bonds	23,450	140,386	—	—	—	163,836
Loans and advances (1)	128,480,738	25,301,916	40,782,222	3,891,830	8,213,553	206,670,259

Total	164,503,204	39,064,901	41,018,325	3,891,830	8,213,553	256,691,813

Interest-bearing liabilities
Deposits	204,248,831	4,809,725	88,868	—	—	209,147,424
Corporate bonds	3,694,302	2,748,373	532,810	—	—	6,975,485
Due to other banks	4,174,148	1,588,035	492,692	—	—	6,254,875

Total	212,117,281	9,146,133	1,114,370	—	—	222,377,784

Asset/liability gap	(47,614,077)	29,918,768	39,903,955	3,891,830	8,213,553	34,314,029
Cumulative sensitivity gap	(47,614,077)	(17,695,309)	22,208,646	26,100,476	34,314,029
Cumulative sensitivity gap as a percentage of total interest-earning assets	(18.55)%	(6.89)%	8.65%	10.17%	13.37%

(1)	Loan and advances amounts are stated before deducting the allowance for loan losses.

The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2019
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	678,788	34,200	—	—	—	712,988
Government securities	32,981,699	8,582,630	235,803	—	—	41,800,132
Corporate bonds	23,450	70,236	—	—	—	93,686
Loans and advances (1)	111,263,195	18,086,072	27,916,869	3,891,830	8,213,553	169,371,519

Total	144,947,132	26,773,138	28,152,672	3,891,830	8,213,553	211,978,325

Interest-bearing liabilities:
Deposits	112,222,951	2,276,419	10,178	—	—	114,509,548
Corporate bonds	3,694,302	2,748,373	532,810	—	—	6,975,485
Due to other banks	1,386,761	1,324,859	492,692	—	—	3,204,312

Total	117,304,014	6,349,651	1,035,680	—	—	124,689,345

Asset/liability gap	27,643,118	20,423,487	27,116,992	3,891,830	8,213,553	87,288,980
Cumulative sensitivity gap	27,643,118	48,066,605	75,183,597	79,075,427	87,288,980
Cumulative sensitivity gap as a percentage of total interest-earning assets	13.04%	22.68%	35.47%	37.30%	41.18%

(1)	Loan and advances amounts are stated before deducting the allowance for loan losses.

The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2019
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Government securities	2,338,529	5,005,769	300	—	—	7,344,598
Corporate bonds	—	70,150	—	—	—	70,150
Loans and advances (1)	17,217,543	7,215,844	12,865,353	—	—	37,298,740

Total	19,556,072	12,291,763	12,865,653	—	—	44,713,488

Interest-bearing liabilities:
Deposits	92,025,880	2,533,306	78,690	—	—	94,637,876
Due to other banks	2,787,387	263,176	—	—	—	3,050,563

Total	94,813,267	2,796,482	78,690	—	—	97,688,439

Asset/liability gap	(75,257,195)	9,495,281	12,786,963	—	—	(52,974,951)
Cumulative sensitivity gap	(75,257,195)	(65,761,914)	(52,974,951)	(52,974,951)	(52,974,951)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(168.31)%	(147.07)%	(118.48)%	(118.48)%	(118.48)%

(1)	Loan and advances amounts are stated before deducting the allowance for loan losses.

Exchange Rate Sensitivity

At December 31, 2019, our total foreign exchange-denominated asset position was Ps.131,938 million and our total foreign exchange-denominated liability position was Ps.129,583 million, resulting in a net asset currency position of Ps.2,355 million. For a description of foreign exchange risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk”.

Capital Requirements

As of December 31, 2019, we had consolidated excess capital of Ps.25,286.7 million pursuant to the Central Bank’s rules. At such date, total capital, subject to applicable deductions, amounted to Ps.49,989.7 million under the Argentine risk-based capital guidelines, which are based on the Basel Accord.

As of December 31, 2018, we had consolidated excess capital of Ps.14,687.9 million pursuant to the Central Bank’s rules. At such date, total capital, subject to applicable deductions, amounted to Ps.36,478.8 million under the Argentine risk-based capital guidelines, which are based on the Basel Accord.

As of December 31, 2019, we complied with the Central Bank’s capital requirements on a consolidated basis. See a description of the minimum capital requirements currently in effect in “Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework”.

As of December 31, 2019, 2018 and 2017, our stockholders’ equity was Ps.82,760.4 million, Ps.70,012.2 million and Ps.75,473.0 million, respectively. At such dates, our ratio of average stockholders’ equity/average total assets was 15.12%, 13.90% and 14.41%, respectively. See “Item 4. Information on the Company—E. Selected Statistical Information—Return on Equity and Assets”.

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

	At December 31,
	2019	2018	2017
	(in thousands of pesos, except ratios and percentages)
Calculation of excess capital (1)
Allocated to assets at risk	17,999,427	18,103,885	12,726,716
Allocated to Bank premises and equipment, intangible assets and equity investment assets	—	—	—
Interest rate risk	—	—	—
Public sector and securities in investment account	—	—	—

A- Minimal exigency by adds up risks	17,999,427	18,103,885	12,726,716

B- Basic exigency for custody of titles of the AFJP and / or agent of record of mortgage notes	—	—	—
Credit risk (maximum between A and B)	17,999,427	18,103,885	12,726,716
Market risk	303,718	92,786	369,204
Operational risk	6,399,872	3,594,744	2,557,896

Required minimum capital under Central Bank rules	24,703,017	21,791,415	15,653,816

Basic net worth	47,604,756	33,742,881	24,641,018
Complementary net worth	1,958,561	1,940,905	1,578,420
Deductions	—	—	—
Minority interest	426,372	795,022	1,090,307

Total capital under Central Bank rules	49,989,689	36,478,808	27,309,745

Excess capital	25,286,672	14,687,393	11,655,929
Selected capital and liquidity ratios
Average stockholders’ equity as a percentage of average total assets (2)	15.12%	13.90%	14.41%
Total liabilities as a multiple of total stockholders’ equity	4.47x	8.20x	7.66x
Cash and due from banks as a percentage of total deposits	46.47%	38.19%	24.45%
Liquid assets as a percentage of total deposits (3)	49.55%	36.43%	26.13%
Loans as a percentage of total assets	42.96%	51.16%	56.89%

(1)	See “Item 4. Information on the Company—F. The Argentine Banking System and Its Regulatory Framework—Capital Adequacy Requirements” for a discussion of the Central Bank’s capital requirements.
(2)	Average stockholders’ equity and average total assets computed as the average of period-beginning and period-ending balances.
(3)	At December 31, 2019, 2018 and 2017, “Liquid Assets” includes cash and cash equivalents and financial assets at fair value through profit or loss.

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

This standard applies to the highest level of consolidation of each entity. Information concerning BBVA Argentina is available at: https://www.bbvafrances.com.ar/relaciones-inversores/disciplina-mercados.jsp. Such information is not incorporated by reference in this document.

Credit Ratings

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of and reduce our market access to debt financing. See “Item 3. Key Information-D. Risk Factors-Risks Relating to the Argentine Financial System and to BBVA Argentina-Our credit ratings depend on Argentine sovereign credit ratings, and such dependence limits our access to international financial markets.”

S&P Global Ratings

In November 2018, S&P Global Ratings downgraded the local sovereign rating of Argentina to “raAA-” from “raAA”. This downgrade reflects the erosion of the debt profile, slower economic growth and inflation associated challenges in the implementation of the government’s economic adjustment program. As a result, the Bank´s ratings were also modified. The Bank’s long-term institutional rating was downgraded to “raAA-” from “raAA”. The Bank´s corporate bonds Program was also downgraded to “raAA-”. Additionally, the Bank´s ratings were removed from CreditWatch negative, and were changed to stable.

In September 2019, S&P Global Ratings downgraded both BBVA Argentina’s long term institutional rating and the corporate bonds program rating from “raAA-” to “raBBB+”, with CreditWatch negative. This followed the deterioration of Argentina’s credit quality after the restructuring of sovereign short term debt payments (with a pending decision by the Congress over the restructuring of the remaining sovereign debt). CreditWatch negative was kept due to possible impacts of debt restructuring, foreign exchange market controls and the evolution of foreign and local currency deposits before the official national presidential elections.

In December 2019, S&P Global Ratings affirmed both BBVA Argentina’s long term institutional rating and the negotiable obligation program rating, at “raBBB+”, both on CreditWatch negative. This was due to the potential impact on the banking industry of sovereign debt restructuring and foreign exchange market controls, along with the evolution of foreign and local currency deposits and regulations imposed by the new government administration.

Fix SCR

On January 12, 2018, Fix SCR rated corporate bond Serie 25 as “AAA (arg)” with a stable outlook. This rating was affirmed on May 2, 2018, after the prospectus of issuance was changed, as the maximum amount to be issued changed to Ps.6 billion equivalent in UVAs from Ps.3 billion equivalent in UVAs.

In February 2019, Fix SCR rated the newly issued corporate bonds Serie 26 and Serie 27 as “A1+(arg)” and “AAA(arg)” respectively, with a stable long-term local rating.

In October 2019, Fix SCR affirmed the Bank’s national credit ratings mentioned above, but changed the outlook from “stable” to “negative”. This was a consequence of Fix SCR having a negative outlook on the Argentine financial system in September 2019, after a deterioration of market conditions and high volatility of macroeconomic and financial indicators.

In December 2019, Fix SCR affirmed BBVA Argentina’s national credit ratings at “AAA(arg)” and “A1+(arg)” for the long and short term respectively, keeping the negative outlook. Also, Fix SCR rated the newly issued negotiable obligation Serie 28 at “A1+(arg)”. The corporate bonds program kept its rating at “AAA(arg)”.

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

On August 22, 2019, Fitch Ratings downgraded the Bank’s long-term foreign currency IDR from “B” to “B-”, and long-term local currency IDR from “B+” to “B-”. The VR was downgraded to “CCC” from “B” and the SR from “4” to “5”. A downgrade was applied to most major banks in Argentina, restricted by the Argentina “CCC” sovereign rating which suffered a downgrade (from “B”) derived from policy uncertainty following the August 11 primary elections, a severe tightening of financing conditions and expected deterioration of macroeconomic environment. Fitch Ratings also stated that BBVA Argentina’s IDRs are driven by the support of its parent company, BBVA, given that it is viewed as a strategically important subsidiary.

On September 10, 2019, Fitch Ratings downgraded the Bank’s long-term foreign currency IDR from    “B-” to “CCC” and the long-term local currency IDR from “B-“to “CCC+”. This action was taken after Fitch Ratings downgraded Argentina’s sovereign rating to “RD” on August 30 and upgraded the same rating to “CC” on September 3.

On January 22, 2020, Fitch Ratings affirmed the Bank’s long-term foreign currency IDR at “CCC” and long-term local currency at “CCC+”. The bank’s Foreign Currency IDRs are rated at country ceiling, while the Local Currency IDR is rated one notch higher. This rating reflects Fitch’s current view that capital controls implemented by Argentina on September 2, 2019, following the sovereign default event are unlikely to prevent BBVA Argentina from servicing its obligations.

C.	Research and Development, Patents and Licenses

We incur research and development expenses in connection with technology information systems. The amount spent during each of the last three years was not material and we hold no material patents and do not license to others any of our intellectual property.

We plan the update and development of technological infrastructure (data processing, management, deployment of communication schemes, support for electronic channel platforms, information security management and asset protection) based on current and prospective demand of such services.

We acquire the necessary technology, and equipment from third parties.

D.	Trend Information

We believe that the macroeconomic environment and the following trends in the Argentine financial system and in our business have affected and will, for the foreseeable future, continue to affect our results of operations and profitability. Our continued success and ability to increase our value to our shareholders will depend upon, among other factors, economic growth in Argentina and the corresponding growth of the market for long-term private sector lending and access to financial products and services by a larger segment of the population. This analysis should be read in conjunction with the discussion in “Item 3. Key Information-D. Risk Factors” of this annual report on Form 20-F.

Trends related to the COVID-19 pandemic

The COVID-19 pandemic, which originated in China and subsequently spread to many other countries in the world, including Argentina and other countries where our clients operate, is adversely impacting the global economy as well as the Argentine economy and our business. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—COVID-19 Pandemic” and “Item 3. Key Information—D. Risk Factors—The COVID-19 pandemic is affecting the Bank”. The additional trend information that follows generally has not been updated to reflect developments related to the COVID-19 pandemic.

Trends related to the international and local scenario

During 2019 the global economy decelerated. The China-USA trade conflict had a negative effect on the global economy. On the other hand, the loosening by central banks of monetary policies helped to mitigate the weakness in activity by propelling consumption.

In Argentina, the most relevant event of 2019 was the presidential election and its consequences. The primary election result triggered a sell off of Argentine assets and increased sovereign risk, causing the closing of international capital markets. In this situation the government decided to impose foreign exchange controls, to avoid a significant drain on international reserves, and reprofiling the short term debt. As of the date of this annual report the government are in a sovereign debt negotiation process in order to avoid the default.

The economy shrank 2.2% in 2019, measured by GDP, mainly due to the decline in consumption and investment in a very restrictive, monetary and fiscal scenario and high uncertainty about future economic policies to be taken by the new administration.

In terms of inflation, prices increased 53.8% in 2019, reflecting an acceleration compared to the 47.6% inflation of the previous year, as a mainly result of the depreciation of the peso, partially offset by government intervention in utility prices in the first quarter of 2019.

In terms of fiscal result, the public sector registered a primary deficit of 0.44%, showing an improvement in comparison with the deficit of 2.5% reached in 2018.

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

According to BBVA Research estimates, the Argentine financial system is expected to stagnate in the coming years, with private loans and total deposits to GDP ratios of approximately 10.6% and 17.7%, respectively, for 2020, and 10.6% and 16.9%, respectively, for 2021.

The Argentine banking system remains largely unconsolidated, with significantly more financial institutions compared to other countries of the region, and with the top five banks concentrating only approximately 54% of the loan market share, compared to an average of 77% in other Latin American peers. As a result, we believe there is significant room for industry consolidation.

Trends related to BBVA Argentina

2019 was a challenging year for the Argentine financial system and BBVA Argentina in terms of activity. Political and economic turmoil and Central Bank contractive policy impacted growth of the Bank’s main business lines with most of them decreasing in real terms.

Interest rates peaked after the primary elections that were held on August 11, 2019, which resulted in higher net income and spreads during the last part of the year. The Central Bank imposed foreign exchange controls during the last quarter that are likely to remain in place throughout 2020, and the Treasury postponed the payment of some debt instruments issued in both local and foreign currency and is likely to present a formal restructuration of the country’s debt during the first half of 2020.

Banks (BBVA Argentina among them) faced a sudden and deep run on dollar denominated deposits (a run on retail peso time deposits also occurred during September and October but it subsided rapidly after capital controls were introduced) that led to a fast response in terms of dollar loans cancellation, in order to keep adequate levels of liquidity.

In this context, BBVA Argentina’s management put emphasis not only in taking care of the business and managing volatility, but also on the strengthening of both liquidity and solvency ratios, which by the end of 2019 were more robust than at the end of 2018.

2020 will be a challenging year for Argentina, its financial system and BBVA Argentina, as the country struggles to get out of a two year recession in a difficult international context and facing the challenges associated with the COVID-19 pandemic.

BBVA Argentina intends to keep the strong pace it has shown during the last years in terms of growth of customers (both commercial and retail) and its digitalization, as the transformation process in which the bank embarked some years ago is a key component of our strategy. In line with this, the Bank will focus on tools like NPS (Net Promoter Score), that allow us to know the degree of satisfaction our customers feel with our service and address the necessary steps to keep improving it.

The Bank intends to keep its focus on its core business lines of Credit Cards, Consumer and SMEs loans, conserving an adequate risk approach.

The new foreign exchange and capital controls that were established in 2019 also leave new room for retail funding growth in local currency. This source of funding is a key component of the Bank’s strategy.

Should deposits in foreign currency stabilize, the Bank believes it has an appropriate level of liquidity to resume lending in dollars.

Foreign exchange controls will also have an impact on trading activity and could lead the Bank to look for new sources of income, as the volume of retail and some commercial operations could decrease significantly.

The Bank continues to analyze its participation in a potential process of debt restructuring. BBVA Argentina’s sovereign debt portfolio doesn’t represent a substantial portion of its assets or equity, which is mainly denominated in local currency and composed of short term bills and bonds, some of whose payments have been already postponed between three and six months.

As it has been in the past, the Bank’s commercial and business strategy is expected to be carried out while seeking to keep robust solvency and liquidity ratios.

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

In addition, we act as trustee in 12 non-financial trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non-financial trusts at issue were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the trust assets. The trust assets represented Ps.297.9 million as of December 31, 2019 and mainly consisted of cash, creditors’ rights, real estate and shares.

F.	Tabular Disclosure of Contractual Obligations

The following table represents our contractual obligations and commercial commitments as of December 31, 2019:

	Payments due by period (in thousands of pesos)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations
Long-term debt	45,946,880	41,883,308	46,989	—	4,016,583
Operating leases	2,521,522	88,027	480,621	746,794	1,206,080

Total	48,468,402	41,971,335	527,610	746,794	5,522,663

Commercial commitments
Lines of credit	311,353	311,353	—	—	—
Foreign trade acceptances	1,188,062	1,188,062	—	—	—
Guarantees	637,347	544,919	91,901	—	528

Total	2,136,762	2,044,334	91,901	—	528

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

The corporate by-laws of BBVA Argentina state that the Bank’s management is led by a board of directors consisting of a minimum of three and a maximum of nine directors, who are elected by the shareholders to hold such office for a period of three years and who may be re-elected (the “Board”). The by-laws also provide for the appointment of alternate directors. According to the by-laws, the Board meets at least once per month.

The table below indicates the names of the current members of our Board, their present position in the Board, their business background and the date of expiration of the period for which they were elected.

Name	Current Term Ends	Current Position	Date of Birth	Present principal occupations and business experience

María Isabel Goiri Lartitegui	December 2020	Chairwoman	03/31/1958

Present principal occupation: regular director at BBVA Argentina.

Business experience: regular director at Gescobro S.A. and Divarian S.A., regular director and Vice Chairman at BBVA Uruguay S.A., Risk Director at Garanti Bank, Turkey. Corporate Risk Management Director at BBVA Madrid, Financial Management Director at BBVA Compass, Birmingham, USA, Investor Relations Director at BBVA Madrid and Investment Director at BBVA Asset Management at BBVA Madrid.

Jorge Delfín Luna	December 2019	Vice Chairman 1º	11/17/1958

Present principal occupation: regular director at BBVA Argentina; PSA Finance Argentina Compañía Financiera S.A. and Rombo Compañía Financiera S.A.; council vice chairman at Fundación Banco Francés.

Business experience: commercial director of BBVA; committee director member at BBVA Argentina; regional interior manager at Banco de Crédito Argentino; director business banking and foreign trade; general manager and vice president of BBVA Uruguay; general manager of Easy Bank (BBVA Argentina); and regional manager at Citibank.

Mr. Luna was elected Director in March 2017.

Alfredo Castillo Triguero (*)	December 2019	Vice Chairman 2º	06/19/1957

Present principal occupation: regular director at BBVA Argentina.

Business experience: risks general director and audits general director at BBVA Bancomer; vice chairman of the financing area at BBVA Banco Provincial of Venezuela; member of the management boards of several subsidiaries of BBVA Bancomer and BBVA Colombia Financial Group; and executive vice chairman of the financial area of BBVA Banco Ganadero of Colombia.

Mr. Castillo Triguero was elected Director in April 2016.

Juan Manuel Ballesteros Castellano (*)	December 2019	Regular Director	02/07/1963

Present principal occupation: regular director at BBVA Argentina.

Business experience: organization director at BBVA; and human resources director at BBVA.

Mr. Juan Manuel Ballesteros Castellano was elected Director in April 2016.

Gabriel Eugenio Milstein	December 2020	Regular Director	08/14/1958

Present principal occupation: regular director at BBVA Argentina; PSA Finance Argentina Compañía Financiera S.A. and Rombo Compañía Financiera S.A.; council member at Fundación Banco Francés; alternate director at Volkswagen Financial Services Compañía Financiera S.A.

Business experience: media director at BBVA Argentina; human resources and services director at BBVA Argentina.

Mr. Milstein was elected Director in April 2016.

Name	Current Term Ends	Current Position	Date of Birth	Present principal occupations and business experience
Oscar Miguel Castro	December 2020	Regular Director	12/04/1945

Present principal occupation: regular director at BBVA Argentina; regular director at Molino Agro; independent director at Zurich Argentina Cia. de Seguros S.A. and Zurich Argentina Cia. de Reaseguros S.A.; regular director at Volkswagen Financial Services Compañía Financiera S.A.

Business experience: international partner at Arthur Andersen, Pistrelli Díaz y Asoc. for twenty years; partner in charge of financial services division for Latin America and Argentina, and executive member of the committee of financial services at Arthur Andersen.

Mr. Castro was elected Director in March 2003.

Adriana M. Fernández de Melero (*)	December 2019	Regular Director	04/02/1961

Present principal occupation: alternate director at BBVA Argentina.

Business experience: in charge of profitability analyses and financial planning at Banco Español; development and planning human resources manager at Banco de Crédito Argentino; human resources administration manager at BBVA Argentina; organization manger and productivity at BBVA Argentina; development business manager at BBVA Argentina; director of corporate development and transformation BBVA Argentina; presidential advisor at Banco Provincia.

Mr. Melero was elected Director in March 2017.

Javier Pérez Cardete (*)	December 2021	Alternate Director	02/19/1961

Present principal occupation: alternate director at BBVA Argentina.

Business experience: south and east territorial director at BBVA; area director at BBVA; and risk responsible of Valencia at BBVA.

Mr. Javier Pérez Cardete was elected Director in April 2016.

Gustavo A. Mazzolini Casas	December 2021	Alternate Director	03/27/1967

Present principal occupation: alternate director at BBVA Argentina.

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

Work Experience: alternate director at BBVA Argentina; regular director at BBVA Consolidar Seguros S.A.; regular director at BBVA Francés Valores S.A.; council chairman at Fundación Banco Francés; director of innovation and development at BBVA Argentina; merger director at BBVA Argentina; planning director at BBVA Argentina; financial director at BBVA Argentina; retail banking director at BBVA Argentina; director at Credilogros; director at BBVA Banco Francés Uruguay; deputy general director, business development at BBVA Group; sub deputy director general development of the business of the BBVA Group; economist at Banco de Crédito Argentino; management control and budget manager at Banco de Crédito Argentino; director of planning, control of management and economics at Banco de Crédito Argentino.

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

Mr. Gallardo Jimenez joined the Bank in 2017.

Juan Christian Kindt	2019	Director, Business Development	11/14/1969

Work Experience: Business Execution Manager at BBVA; Segment and Business Manager at BBVA; TMKT Commercial Channels and Customer Service Manager at BBVA; Manager of Financing and Consumption in Commercial Banking at BBVA; Zonal Manager of the Metro Sur zone and Territorial Zonal Manager Buenos Aires at BBVA; Comodoro Rivadavia Branch Manager at BBVA.

Mr. Kindt joined the Bank in 1994.

Gustavo Siciliano	2014	Director, Systems and Operations	02/25/1961

Work Experience: design and development manager technology and operations at BBVA; information technology manager – media at BBVA; media director at BBVA Uruguay; planning and information security media manager at BBVA Argentina; and information security manager at Banco de Crédito Argentino.

Mr. Siciliano joined the Bank in 1996.

Name	First Appointed	Current Position	Date of Birth	Background and Business Experience
Gustavo Alonso	2015	Director, Commercial	07/02/1964

Work Experience: retail product manager at BBVA Argentina; BBVA Argentina means of payment and consumption manager; general manager of strategic alliances and products at BBVA Argentina; marketing manager at BBVA Argentina; advisor manager for commercial banking at BBVA Argentina; area manager at BBVA Argentina; and Pilar, San Nicolás and Rosario branch manager at BBVA Argentina.

Mr. Alonso joined the Bank in 1988.

Gustavo Osvaldo Fernández	2010	Director, Talent & Culture	01/22/1964

Work Experience: director of technology and operations at BBVA; systems and organizations coordinator at Banca Nazionale del Lavoro; systems coordinator at Banco de Galicia; organization and systems development manager at Banco de Crédito Argentino; design and development manager at BBVA Argentina; media director at BBVA Argentina; design and development at América director at BBVA; and business partner America at BBVA.

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

Work Experience: retail banking director for South América at BBVA; wholesale banking director for South América at BBVA; retail risks manager at BBVA Argentina; wholesales and corporate manager at BBVA Argentina; admission and control manager at BBVA Argentina; control and operational risks manager at BBVA Argentina; director at Rombo Compañía Financiera S.A.; director at PSA Finance Argentina Compañía Financiera S.A; portfolio control manager at Banco de Crédito Argentino; and senior investment banking officer at Banco de Crédito Argentino.

Mr. Fiandrino joined the Bank in 1992.

Eduardo González Correas	2017	Director, Legal Services	03/07/1982

Work Experience: Legal manager Banking Business, Corporate & Investment Banking at BBVA Argentina; Legal Assistant Manager Corporate & Investment Banking at BBVA Argentina; lawyer Legal Assistant Management Corporate & Investment Banking at BBVA Argentina; lawyer at Estudio Jurídico Allende & Brea; lawyer at Estudio Jurídico Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz (h).

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

The aggregate amount of compensation paid by the Bank and its subsidiaries during the fiscal year ended December 31, 2019 to all directors and officers for services in all capacities, including salaries and bonuses, was Ps.355,473 million. This amount also included compensation accrued during 2018 and paid in 2019. Compensation in the amount of Ps.111,966 million accrued during 2019 and will be paid between 2020 and 2023. We hereby confirm that disclosure of the directors individual compensation is not required under the Argentine law. Moreover, Argentine legislation requires approval of an aggregate amount of Director’s compensation in the annual ordinary shareholders’ meeting.

During the fiscal year ended December 31, 2019 and 2018, the Bank did not pay, set aside or accrue any amount as contribution to pension plans.

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

At the ordinary and extraordinary shareholders’ meeting of BBVA Argentina held on April 24, 2019, the following members were appointed to the Supervisory Committee:

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

•

Mario Rafael Biscardi: Lawyer, member of Biscardi & Asociados S.R.L.; member of the Supervisory Committee of: Banco BBVA Argentina S.A.; BBVA Broker S.A; Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; PSA Finance Compañía Financiera S.A.; Rombo Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Courtage S.A.; Orazul Energy Cerros Colorados S.A.; Orazul Generating S.A.; Orazul Energy Southern Cone S.R.L.; BBVA Francés Valores S.A.; Industrial Valores S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados (undergoing liquidation proceedings); MSD Argentina SRL (formerly known as Schering Plough S.A.); Santista Argentina S.A.; V.T.V. Norte S.A.; Banco de Servicios

Financieros S.A.; Valentín Bianchi S.A.C.I.F.; Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A; Consultatio Investments S.A.; VTV Metropolitana S.A., INC S.A. and Volkswagen Financial Services Compañía Financiera S.A. He serves as an alternate member of the Supervisory Committee in: Bridgestone Argentina S.A.I.C.; Compañía de Alimentos Fargo S.A.; Procter & Gamble Argentina S.R.L.; Fresh Food S.A.; Panificación Argentina S.A.I. y C.; Capital Foods S.A., Establecimiento Elaborador de Alimentos SACAAN de Argentina S.A; TWW Argentina S.A and Colle di Boasi S.A.U. He serves as regular Director in: GMS Management Solutions S.A., Tecnoespumas S.A. and Molding Tex S.A. and as regular liquidator of Plas Alco Argentina S.A. (undergoing liquidation proceedings).

•

Gonzalo José Vidal Devoto: Lawyer, member of Biscardi & Asociados S.R.L.; regular member of the Supervisory Committee of Bimbo de Argentina S.A.; Rombo Compañía Financiera S.A.; BBVA Francés Valores S.A.; Banco BBVA Argentina S.A.; BBVA Broker S.A; BBVA Consolidar Seguros S.A; Consolidar AFJP (undergoing liquidation proceedings). Centro Automotores S.A.; Centro del Norte S.A.; Cormasa S.A.; Courtage S.A.; Orazul Generating S.A.; Orazul Energy Southern Cone S.R.L.; INC S.A.; Plan Rombo S.A. de Ahorro para Fines Determinados; Santista Argentina S.A.; VTV Norte S.A.; Banco de Servicios Financieros S.A.; Alimentos Valente Argentina AVA S.A.; Rombo Compañía Financiera S.A; Renault Argentina S.A; VTV Metropolitana S.A.; Bimbo Frozen Argentina S.A. and Metalurgica Tandil S.A. He serves as an alternate member of the supervisory committee in: Consultatio Asset Management Gerente de Fondos Comunes de Inversión S.A; Volkswagen Financial Services Compañía Financiera S.A.; Orazul Energy Cerros Colorados S.A. and Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversion S.A.

•

Alejandro Mosquera: Lawyer, member of Biscardi & Asociados S.R.L.; member of the Supervisory Committee of: Banco BBVA Argentina S.A.; BBVA Broker S.A; Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; Rombo Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Compañía de Alimentos Fargo S.A.; Courtage S.A.; Orazul Energy Cerros Colorados S.A.; Orazul Generating S.A.; Orazul Energy Southern Cone S.R.L.; BBVA Francés Valores S.A.; Fresh Food S.A.; Industrial Valores S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Procter & Gamble Argentina S.R.L.; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados (undergoing liquidation proceedings); Santista Argentina S.A.; Panificación Argentina S.A.I. y C.; Capital Foods S.A.; Banco de Servicios Financieros S.A.; Establecimiento Elaborador de Alimentos SACAAN de Argentina S.A.; INC S.A. and Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A.; Daikin Air Conditioning Argentina S.A. and Volkswagen Financial Services Compañía Financiera S.A. He serves as an alternate member of the supervisory committee in: PSA Finance Argentina Compañía Financiera S.A.; MSD Argentina S.A. (formerly known as Schering Plough S.A.) and Consultatio Investments S.A. He serves as regular Director in: VTV Norte S.A. and VTV Metropolitana S.A. He serves as alternate Director in: GDC Argentina S.A. and GMS Management Solutions S.A.; He serves as alternate liquidator of Plas Alco Argentina S.A. (undergoing liquidation proceedings).

•

Julieta Paula Pariso: Lawyer, member of Biscardi & Asociados S.R.L.; alternate member of the Supervisory Committee of: Banco BBVA Argentina S.A.; BBVA Broker S.A Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; Daikin Air Conditioning Argentina S.A; Rombo Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Courtage S.A.; Orazul Energy Cerros Colorados S.A.; Orazul Generating S.A.; Orazul Energy Southern Cone S.R.L.; BBVA Francés Valores S.A.; Industrial Valores S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados; Santista Argentina S.A.; V.T.V. Norte S.A.; Banco de Servicios Financieros S.A.; VTV Metropolitana S.A.; INC S.A. Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A. and Volkswagen Financial Services Compañía Financiera S.A.

•

Lorena Claudia Yansenson: Lawyer, member of Biscardi & Asociados S.R.L.; alternate member of the Supervisory Committee of Bimbo de Argentina S.A.; Rombo Compañía Financiera S.A.; BBVA Francés Valores S.A.; Banco BBVA Argentina S.A.; BBVA Broker S.A; Consolidar Seguros S.A; Consolidar AFJP(undergoing liquidation proceedings).;Centro Automotores S.A.; Centro del Norte S.A.; Cormasa S.A.; Courtage S.A.; Orazul Generating S.A; Orazul Energy Southern Cone S.R.L; INC S.A; Plan Rombo S.A. de Ahorro para Fines Determinados; Renault Argentina S.A.; Santista Argentina S.A.; VTV Norte S.A.; Banco de Servicios Financieros S.A.; Alimentos Valente Argentina AVA S.A.; VTV Metropolitana S.A.; Bimbo Frozen Argentina S.A. and Metalurgica Tandil S.A.

•

Daniel Oscar Celentano: Lawyer, member of Biscardi & Asociados S.R.L.; alternate member of the Supervisory Committee of: Banco BBVA Argentina S.A.; BBVA Broker S.A; Rombo Compañía Financiera S.A; BBVA Francés Valores S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); BBVA Consolidar Seguros S.A.; Metalúrgica Tandil S.A.; Courtage S.A.; Centro del Norte S.A.; Centro Automotores S.A.; Orazul Generating S.A.; Orazul Energy Southern Cone S.R.L.; Renault Argentina S.A.; Cormasa S.A.; Plan Rombo S.A. de Ahorro para Fines Determinados; Santista Argentina S.A.; Banco de Servicios Financieros S.A.; VTV Norte S.A.; VTV Metropolitana S.A.; Rombo Ahorro S.A. de Ahorro para Fines Determinados and INC S.A..

There are no agreements between the Bank and its directors, members of the Supervisory Committee or main executives, as a consequence of which the directors, members of the Supervisory Committee or main executives might have interests in opposition to those of the Bank, according to the provisions of Article 272 of the Argentine Business Companies Law.

Audit Committee (I)

BBVA Argentina established the Audit Committee (I) to comply with the provisions set out by the Central Bank in its Communication “A” 5042, as supplemented, dated February 2010.

As of this date, the Audit Committee (I) is comprised of the following members:

Members:	Adriana Fernández de Melero

    Oscar Miguel Castro

    Adolfo Rivera Guzmán

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

•

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

Audit Committee (II) (as per Law No.26,831, which complies with NYSE Listing Standards)

According to Board’s resolution dated May 8, 2019, BBVA Argentina has an Audit Committee (II), whose current composition is as follows:

Members:    Oscar Miguel Castro

      Alfredo Castillo Triguero

      Adriana María Fernández de Melero

According to Section 303A.07(b) of the NYSE Listed Company Manual, all of the members of this Audit Committee must be “independent”. Moreover, according to Decree Law No. 26,831 the Audit Committee (II) must consist of at least three members of the Board, the majority of whom should be independent directors. All members of the Audit Committee (II) perform their duties as independent directors according to NYSE requirements and most of them are independent as prescribed by General Resolution N° 730/2018 issued by the CNV. The powers and duties of the Audit Committee (II) are as follows:

•	to opine on the Board’s proposal to appoint the external auditors of the company, and to ensure their independence;

•

to supervise the operation of internal control and administrative accounting systems, as well as to ensure the reliability of the latter and of all financial information or other significant facts submitted to the CNV and the self-regulated bodies in compliance with the applicable information regulations;

•	to supervise the application of policies regarding the information about the Bank’s risk management;

•	to furnish the market with comprehensive information in respect of transactions which may involve conflicts of interest with members of the corporate bodies or controlling shareholders;

•	to opine on the reasonableness of proposals of management concerning fees and share option plans for the Bank’s directors and managers;

•

to opine on the compliance with legal requirements and the reasonableness of the conditions for the issuance of shares or securities convertible into shares in the event of a capital increase, with exclusion or limitation of preference rights;

•	to verify the observance of the applicable standards of behavior;

•	to issue a duly grounded opinion with regard to operations with related parties in those cases contemplated by Law No. 26,831;

•	to issue a duly grounded opinion and forward it to the self-regulated entities as determined by the CNV whenever there is a conflict of interests or the possibility of such a conflict in the Bank;

•	to annually prepare an action plan to be submitted to the Board and the Supervisory Committee; and

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

Guest members:

      Gustavo Fernández

      Eduardo González Correas

Its main purpose is to provide information and advice regarding the nomination and compensations of directors and executive officers. Its main functions are to:

•	establish the requirements for the appointments of directors and executive officers;

•	approve training programs for directors and executive officers;

•	approve policies and criteria for the evaluation of performances of directors and executive officers;

•	annually inform the Board of Directors of the criteria enforced to determine the compensation of directors and executive officers; and

•	state the policies for the promotion, layoff, suspension and retirement of directors and executive officers.

Special Committees

The Bank has the following special committees:

•	Management Committee

As of the date hereof the Management Committee consists of: (i) Martín Ezequiel Zarich; (ii) Gustavo Alonso; (iii) Juan Christian Kindt; (iv) Gustavo Fernández; (v) Ernesto Ramón Gallardo; (vi) Gerardo Fiandrino; (vii) Gustavo Siciliano; (viii) Carlos Elizalde and (ix) Eduardo González Correas.

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

The Management Committee meets monthly.

•	Information Technology Committee

The Information Technology Committee is responsible for the institutional treatment of the policies, goals and planning of the information systems area, and currently consists of: (i) Gustavo Siciliano; (ii) Rubén Stempellato; (iii) Gabriel Eugenio Milstein; (iv) Analia Gonzalez; (v) Miryam Quercia; (vi) Daniel Neme; (vii) Lucrecia Eiriz and (viii) Verónica Redlich.

The Information Technology Committee meets quarterly.

•	Disclosure Committee

As of the date of this annual report, the Disclosure Committee currently consists of: (i) the financial planning director Ernesto Ramón Gallardo; (ii) the legal services director, Eduardo González Correas; (iii) the accounting manager, Carlos Reinaudo; (iv) the investor relations manager, Inés Lanusse; (v) the responsible of investors and rating agents Patricio Javier Kelly ; (vi) the risks director, Gerardo Fiandrino and (vii) the manager of banking and institutional business Rocío Carreras.

The general functions of the Disclosure Committee are to ensure, with respect to all information to be disclosed by the Bank to its shareholders, to the markets where its shares are listed and to the regulatory entities of said markets, (i) that the information required to be disclosed to the public (whether directly or through regulatory bodies) is recorded, processed, summarized and reported accurately and in a timely manner and (ii) that such information is collected and communicated to managers and directors in due time and form in order to take appropriate decisions on the required information.

The Disclosure Committee meets quarterly or as otherwise necessary.

•	Asset Laundering and Terrorism Financing Prevention Committee

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

In order to comply with its control and prevention purposes, the Terrorism Assets and Money Laundering Prevention Committee assumes the following responsibilities:

•	to deal with all matters related to the prevention of terrorism assets laundering and financing;

•	to define operational policies and continuously monitor their degree of advancement; and

•	to assign duties to the different areas involved.

Each member assumes the following functions:

•	to render his or her area of activity more sensitive as to the importance of preventing terrorism assets laundering and financing;

•	to detect any relevant situation which may occur in his or her area in this connection;

•	to analyze any new product or service and evaluate potential asset laundering risks; and

•	to assume the necessary commitments in his or her area in order to implement prevention systems in coordination with the officer responsible for Asset Laundering Prevention.

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

•	Risk Management Committee

This committee consists of the risks director, the retail risk manager, the wholesale risks manager, the internal risk control manager, a member of Internal Risk Control as Technical Secretariat, all of them as permanent participants; the executive director, the financial risks manager the responsible for the area which shall deal with the issue to be discussed, the commercial director and / or the retail coordination manager and / or the business coordination manager, all of them as guests.

The main purpose of the Risks Management Committee is to:

•

approve any transactions and financial programs of clients which exceed the powers granted to the credit risk, financial institutions and issuer risk committee, and any other matter solved outside the regional scope. Any and all transactions which may result special or exceptional may be dealt with by such committee;

•	approve refinancing, cancellations and penalties for individual or corporate clients;

•	approve the operations of non-delegated risks (risks concerning means of communications, public importance, political parties, trade unions or associated companies of the Bank or its members);

•	treat the proposal for delegation of powers that will then be submitted to the Board for approval

•	approve the Specific Risk Management Framework annually and periodically monitor the evolution of the metrics defined therein

•

define and approve the necessary strategies, manuals, policies, practices and procedures to identify, evaluate, measure and handle the risks to which the entity is exposed to (credit, market, structure, liquidity, operational risks, among others);

•	approve credit policies, rating tools and models and campaigns of pre-approved items or massive campaigns);

•	approve the limits of asset allocation and stress tests;

•	if necessary, call the Crisis Committee, which is responsible for executing contingency plan during a crisis period;

•	submit to the Board of Directors those issues required by the local regulator;

•

presentation and analysis of periodic management reports, which must subsequently be submitted to Senior Management and the Board of Directors. These reports should include the main aspects of the management of all the risks of the entity;

•	approve quarterly the prioritization of SDA projects (Intradominium refinement); and

•	Monthly review of IFRS9 sanitation according to IFRS9 methodology.

•	Corporate Assurance Committee

As of the date hereof, the Corporate Assurance Committee consists of the executive director as Chairman, the members of the Management Committee as permanent participants and the Secretary of the Committee, which is the non-Financial Risk Manager.

The main functions of this committee are:

•	to promote and ensure the effectiveness of the control model and the necessary culture of transparency and self-criticism;

•	to ensure the implementation and maintenance of the corporate assurance model within the BBVA Group entities;

•	to prioritize control weaknesses identified by the expert areas and the internal audit bureau regarding adequacy, appropriateness and timeliness of the proposed remedial actions;

•	to ensure that experts activities are carried out with self-criticism and transparently;

•	to understand, evaluate, and assign responsibilities for managing risks that are submitted for consideration;

•	to give timely follow up on agreed action plans to mitigate risks;

•	to communicate to specialists and business units all decisions;

•	to promote awareness of the operational risk model , as well as the dissemination of corporate policies governing the matter;

•	to solve and take decisions regarding the operational risk, required by its materiality or importance;

•	to ensure the implementation of the operational risk model and facilitate proper management for operational risks related to BBVA Argentina business;

•	to supervise the proper implementation of tools and model methodology; and

•	to deal with any matter that enhances the quality and reliability of BBVA Argentina internal controls and its affiliated companies.

Meetings of the Corporate Assurance Committee may be ordinary and extraordinary. The former, are held on a quarterly basis, summoned in advance by the secretary. The latter are held when summoned by the secretary or upon the request of one or more members of the committee when special circumstances so require it.

•	Assets and Liabilities Committee

The Assets and Liabilities Committee consists of: (i) the executive director; (ii) the business development director; (iii) the financial and planning director; (iv) the risks director; (v) the commercial director; (vi) the corporate & investment banking director; (vii) the economic research deputy director; (viii) planning and efficiency manager; (ix) the financial management manager; (x) the investors relations manager and (xi) the financial risks manager.

The main functions of this committee are:

•	to monitor macroeconomic variables;

•	to analyze and discuss domestic and foreign market conditions and forecast any potential impact on the Bank’s structural risks;

•	to monitor and control limits and liquidity alerts, rates, change position and market risks, both internal and regulatory, and to define corrective actions if necessary;

•	to analyze the historical evolution and projection of the balance sheet, deviations from budget, and comparison against the market and competition;

•	to monitor the Bank’s excess liquidity, comparison of market and analysis of stress scenarios;

•	to determine the resource allocation strategy;

•	to determine price and products policy for assets and liabilities;

•	to monitor the Bank’s financial margin and its main deviations;

•	to determine the strategy to be applied for investments and surplus;

•	to analyze risks associated with investments in the public sector;

•	to analyze the historical and projected evolution of the capital position and projected dividends of the Bank; and

•	to order financial or other analyzes deemed necessary to optimize management of the items mentioned above.

This committee meets on a monthly basis.

•	Compliance Committee

This committee consists of: (i) the head of the compliance sector; (ii) the chief executive officer; (iii) the commercial director, (iv) the finance director, (v) the director of legal services and (vi) the internal audit director.

Its main functions are:

•	to set action plans and continuously review their progress;

•	to determine review procedures to prevent money laundering by employees and suppliers;

•	to promote the adoption of the necessary measures to resolve ethically questionable situations;

•	to take the necessary measures to comply with the Code of Ethical Conduct; the capital market regulations; the regulations on personal data protection, customer compliance and regulatory control; and

•

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

Also in compliance with resolutions of the Central Bank or other controlling bodies, the Bank has appointed different offices responsible for specific subjects, as detailed below:

•	Responsible for Foreign Exchange Positions (Communication “A” 4246 BCRA)

Main Responsible Officer: Javier Steindl Balestra

Alternate Responsible Officer: María Susana Dopazo Tomey

•	Responsible for Foreign Exchange Control (Communication “A” 4246 BCRA)

Main Responsible Officer: Rubén José Lauriente

Alternate Responsible Officer: María Susana Dopazo Tomey

•	Responsible for costumer services in compliance with Communication “A” 5388 of BCRA.

Responsible Manager Jorge Delfín Luna

Main Responsible Officer: Rubén Lemme

Alternate Responsible Officer: Mónica Gabriela Etcheverry / Carolina Noelia Guevara

•	Responsible for the Liquidity Policy (Communication “A” 2879 BCRA):

Main Responsible Officer: Diego Cesarini

•	Responsible for Information Systems (Communication “A” 2593 BCRA)

Main Responsible Officer: Ernesto Gallardo

Alternate Responsible Officer: Juan Christian Kindt

•	Responsible for Market Relations (Law No. 26.831)

Main Responsible Officer: Ernesto Gallardo

Alternate Responsible Officers: Martín Ezequiel Zarich and Eduardo González Correas

•	Compliance Officer on Money Laundering Prevention (Communication “A” 5004 BCRA):

Main Responsible Officer: Oscar Miguel Castro

Alternate Responsible Officer: Gabriel Eugenio Milstein

•	Security Responsible for Financial Entities (Communications “A” 5120 and 5132)

Main Responsible Officer: Juan Antonio Calderón

Alterante Responsible Officer: Victor Fabian Garibotto

Advisors

All internal legal advice is provided to the Bank by its own legal services department.

D.	Employees

The following table shows the breakdown of our full-time payroll employees as of December 31, 2019 and 2018:

	As of December 31,
	2019 (1)	2018 (1)	2017 (1)
Main office	3,807	3,568	3,480
Branches	2,495	2,521	2,602

Total	6,302	6,089	6,082

(1)	Excludes 19, 18 and 14 employees from non-banking subsidiaries as of December 31, 2019, 2018 and 2017, respectively.

Our employees are represented by a national bank union with optional membership. As of December 31, 2019, 2,570 employees were unionized. The union negotiates a collective bargaining agreement to establish minimum salaries for all of its members. We have not experienced any conflicts with the union for over 20 years and we consider relations with our employees to be satisfactory.

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

As of February 29, 2020, Gabriel Eugenio Milstein (Regular Director), Gustavo Alonso (Commercial Director) and Gustavo Osvaldo Fernández (Talent & Culture Director) own shares in BBVA Argentina. The ownership of each of them represented less than 1% of the capital stock of the Bank. The shares owned by these persons do not have different voting rights.

None of our directors or our remaining senior executives own shares or options on shares of BBVA Argentina.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 29, 2020, by each person who, to our knowledge, beneficially owns more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned at February 29, 2020
Beneficial Owner	Number of Shares	Percentage of Shares Outstanding
Banco Bilbao Vizcaya Argentaria S.A.	244,870,968	39.97%
BBV América SL (1)	160,060,144	26.13%
The Bank of New York Mellon (2)	112,438,372	18.35%
Administración Nacional de Seguridad Social	42,439,494	6.93%

(1)	BBV América S.L. is under the control of BBVA.
(2)	As holder agent of ADSs.

Our capital stock at December 31, 2019 was 612,710,079 shares and BBVA had an equity interest in the Bank at 66.55%.

We are a corporation registered under Argentine law whose shareholders restrict their liability to the shares they have subscribed and paid-in under the Business Companies Law. Therefore, and in terms of Law No. 25,738, no shareholder of the Bank, whether foreign or local, is liable beyond such paid-in shares for obligations deriving from transactions made by the Bank.

We are unaware of any arrangements the operation of which may, at a subsequent date, result in a change of control of BBVA Argentina.

As of December 31, 2019, according to our records 15 holders of ordinary shares and 120 registered holders of ADSs (in accordance with the records of the Bank of New York Mellon (“BoNY”), as depositary for the ADSs) have an address in the United States, representing 18.81% of our issued and outstanding ordinary shares.

B.	Related Parties Transactions

The following table presents the aggregate amounts of total financial exposure of BBVA Argentina to related parties for the two-month period ended February 29, 2020 and for the fiscal year ended December 31, 2019. Related parties include controlled companies, controlling shareholders and entities under common control, key management and directors and associated entities.

The financings described below (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

	February 29, 2020					December 31, 2019
Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Controlled, Controlling and Under Common Control Entities
BBVA and subsidiaries	2,593,202	—	1,180,838	—	Guarantees given and correspond- dents	9,630,845	—	1,496,213	—	Guarantees given and correspond- dents

BBVA Francés Valores S.A.	—	—	—	—	—	190,531	—	—	—	Equity investment

BBVA Asset Management S.A.	982,081	32.73%	982,081	32.73%	Other loans, credit card loans and equity investment	918,457	28.96%	918,457	28.96%	Other loans, credit card loans and equity investment

Consolidar AFJP S.A. (undergoing liquidation proceedings)	31,989	—	31,988	—	Other loans, guarantees given and equity investment	32,533	—	31,410	—	Other loans, guarantees given and equity investment

PSA Finance S.A.	1,006,906	60.96%	1,006,906	60.96%	Call money, advances, other loans and equity investment	875,271	60.96%	875,271	60.96%	Call money, advances, other loans, and equity investment

BBVA Consolidar Seguros S.A.	326,628	32.49%	326,628	32.49%	Advances, credit card loans, other loans and equity investment	288,330	32.73%	288,230	32.73%	Credit card loans, other loans and equity investment

Volkswagen Financial Services S.A	4,177,586	40.54%	4,177,586	40.54%	Credit card loans, other loans, call money and equity investment	4,623,531	61.02%	2,789,637	80.30%	Credit card loans, other loans, call money, advances and equity investment

Associated Entities
Rombo Cia Financiera S.A.	2,435,324	31.00%	2,306,994	31.00%	Call money, advances, other loans, guarantees given and equity investment	2,434,693	32.12%	2,434,693	32.12%	Call money, other loans, guarantees given and equity investment
Other
Central Puerto	416,613	50.00%	—	—	Advances and other loans	650,007	59.50%	—	—	Advances
Key Management Personnel (3)	38,026	54.00%	38,026	54.00%	Credit card loans, personal loans, other loans, advances and real estate mortgage	36,561	60.00%	31,809	60.00%	Credit card loans, personal loans, other loans, advances and real estate mortgage

(1)	Largest amount during the period indicated.
(2)	In thousands of pesos.

(3)	Includes directors, senior managers, members of the audit committee, managers with relevant authority and close family members.

The transactions included in this section (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

As of December 31, 2019, the Bank did not have outstanding any financial assistance from BBVA.

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

On October 5, 2015, the Bank was notified of the instruction of summary proceedings by the CNV against the Bank, its directors and members of the Bank´s statutory auditors for alleged irregularities in the Bank’s accounting books submitted for its 2014 third quarter annual inspection plan. On October 23, 2015, the Bank submitted answers to the charges, specifically, based on the nullity of the charges, the lack of legal interest and insignificance of the alleged formal infractions. On May 30, 2016, the proceeding entered the discovery phase, which concluded on September 5, 2016. On September 19, 2016, the Bank filed its defense petition. The Bank was notified of the imposition of a fine of US$150,000, which was appealed by the Bank. Such appeal was rejected, and the Bank paid such fine and the summary proceedings were closed.

The Financial Information Unit (UIF) notified the Bank in May and June 2019 of the filling of two actions through summary proceedings against the Bank and the members of its Board of Directors and its compliance officer regarding alleged violations of the regulations for the prevention of money laundering. The Bank intends to defend the interests of these parties and has presented a deposition in their defense, but given their early stages is unable to predict the outcome of these actions.

In February 2020, we were notified of a class action for the alleged damage suffered by investors in certain investment funds managed by the Bank, following the unilateral modification of the price of certain future dollar contracts in which the affected funds investmented. These modifications were carried out by the organized market in which these future dollar contracts were negotiated, and the class action plaintiffs allege a failure by the Bank to contest the unilateral modifications carried out by the organized market in order to defend the fund investors’ financial interests.

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

4.	preferential asset valuation exemptions granted by the SEFyC on a case-by-case basis, including adjustments for failure to implement agreed adequacy plans.

Notwithstanding the adjustments mentioned before, dividends distribution will not be admitted if:

•	average of liquidity compliance in pesos, foreign currency or national government bonds is less than the last requirement or the one projected, considering the effect of dividends distribution; or

•	the financial institution has not complied with any applicable additional capital buffer.

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

With respect to fiscal year 2017, the Board of Directors decided at the meeting held on April 26, 2018 that the payment of such dividends would occur on May 9, 2018 for a total amount Ps.970 million nominal value.

For the fiscal year 2018, the Board of Directors decided at the meeting held on April 24, 2019 to distribute a total amount Ps.2,407 million nominal value based on the Bank’s results as determined under IFRS-BCRA.

For a description of the dividends that we have paid on our ordinary shares and ADSs for the years 2016 to 2018, see “Item 3. Key Information—Dividends”.

The Bank’s Board of Directors resolved to propose for shareholder approval the payment of a cash dividend of Ps.2,500 million for the year ended December 31, 2019. The ordinary and extraordinary shareholders’ meeting was initially called for April 7, 2020 and was rescheduled to May 15, 2020 as a virtual meeting due to the COVID-19 pandemic.

According to Communication “A” 6768, financial institutions must have the prior authorization of the Central Bank of the Argentine Republic for the distribution of their results. In said authorization process, the Superintendence of Financial and Exchange Entities will take into account, among other elements, the potential effects of the application of International Accounting Standards according to Communication “A” 6430 (point 5.5. of IFRS 9) and the restatement of financial statements provided by Communication “A” 6651.

On March 19, 2020, the BCRA issued Communication “A” 6939 whereby the distribution of dividends by financial institutions, including the Bank, was suspended until at least June 30, 2020.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

We were one of the first companies listed on the BCBA (now the BYMA), quoting since 1888. Currently our shares are listed on the BYMA under the ticker BBAR. Since 1993 our shares have also been listed on the NYSE in the form of ADSs under the ticker BBAR and, since December 1999, our shares have also been listed on the Madrid Stock Exchange under the ticker XBBAR. We cannot give assurance that a public market in the United States for the ADSs will continue to exist.

The table below shows the quarterly high and low closing prices of the ordinary shares in pesos on BYMA for the periods indicated. The following prices have not been adjusted for any stock dividends.

	Pesos Per Ordinary Share (1)
	High	Low
April 2020 (through April 23, 2020)	98.55	73.70
March 2020	121.10	69.40
February 2020	139.15	111.55
January 2020	156.50	126.85

Year ended December 31, 2019	183.45	80.55
Fourth quarter	148.50	81.15
December 2019	148.50	92.80
November 2019	100.00	81.15
October 2019	104.50	92.70
September 2019	104.75	80.55
Third quarter	183.45	80.55
Second quarter	163.00	114.40
First quarter	174.30	134.15

Year ended December 31, 2018	170.50	89.00
Fourth quarter	158.20	119.10
Third quarter	160.50	89.00
Second quarter	157.20	113.85
First quarter	170.50	143.80

Year ended December 31, 2017	157.00	87.00
Year ended December 31, 2016	119.00	78.50
Year ended December 31, 2015	122.00	51.80

(1)	Pesos per ordinary share data reflect nominal prices at trading date.

Source: BYMA.

The ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York Mellon, as depositary. Each ADS represents three ordinary shares. The table below shows the quarterly high and low closing prices of the ADSs in dollars on the NYSE for the periods indicated.

	Pesos Per Ordinary Share (1)
	High	Low
April 2020 (through April 23, 2020)	2.83	2.33
March 2020	4.47	2.27
February 2020	4.96	4.03
January 2020	5.77	4.43

Year ended December 31, 2019	13.97	3.06
Fourth quarter	6.11	3.06
December 2019	6.11	3.72
November 2019	4.00	3.06
October 2019	4.60	3.44
September 2019	4.45	3.90
Third quarter	12.44	3.90
Second quarter	11.34	7.67
First quarter	13.97	9.14

Year ended December 31, 2018	26.60	7.18
Fourth quarter	12.71	9.56
Third quarter	14.40	7.18
Second quarter	23.26	12.34
First quarter	26.60	21.29

Year ended December 31, 2017	25.54	15.30
Year ended December 31, 2016	23.10	16.50
Year ended December 31, 2015	24.77	13.08

(1)	Source: BoNY Mellon Depositary.

Trading on the BYMA

In Argentina all publicly offered securities must be traded on markets authorized by the CNV. At the end of 2019, the four principal authorized markets in Argentina were the Bolsas y Mercados Argentinos-BYMA (for equity and fix income), the Mercado Abierto Electrónico-MAE (for fix income and derivatives), the Mercado a Término de Buenos Aires-MATBA (for commodities and derivatives) and the ROFEX (for commodities and derivatives).

The BYMA, founded as the BCBA in 1854, is the oldest and largest equity market in Argentina. Usually, the overwhelming majority of all Argentine equity trades take place on the BCBA.

As of December 31, 2019, the shares of 90 Argentine companies were listed on the BYMA, excluding investment funds. In 2019, the total value in shares traded on the exchange increased 0.5%. See “Instituto Argentino de Mercado de Capitales”.

All the agents authorized by the CNV can conduct transactions in the authorized markets. These agents must be affiliated with BYMA (stock market continued by BYMA) if they want to trade on this market. Trading on the BYMA is conducted through three different trading systems:

•	the “Millennium”;

•	the “Senebi”; and

•	the “Sistaco”.

The transaction through the electronic auction system called the “Millennium” start from 11:00 A.M. and end at 5:00 P.M. each business day. Each broker inserts both its buying and selling orders while the system matches the transactions. Millennium has been considered a single market. The system allows for the trade of securities, public bonds, private bonds, futures and derivatives.

The Buenos Aires Stock Market’s trades are made through an electronic Senebi Market System (the “Senebi”) that operates from 11:00 A.M. to 5:00 P.M. each business day. Member Agents operate on their own, arranging transactions through direct negotiations. The agreed transactions must be informed by the BYMA agents for their disclosure, registration and publication. The transactions arranged and registered in Senebi are considered unsecured and, consequently, do not enjoy the backing of the Mandatory Guarantee Fund Constituted by BYMA. Additionally, such transactions are made through an electronic Sistaco Market System (the “Sistaco”) that operates from 11:00 A.M. to 5:00 P.M. each business day. That allows Brokers of Negotiable Securities (ACVN) to inform BYMA, the occurrence of business on negotiable securities, in the systems that the ACVN manages, in which it links authorized intermediaries that are later confirmed for subsequent registration in the segment Senebi or agree in the PPT. In all markets, the operations can be executed in pesos or dollars from local accounts or foreign accounts.

As of December 31, 2019, the market capitalization of the 90 companies listed on the BYMA was approximately US$176.3 billion. At the same time, the market capitalization of the domestic companies listed on the BYMA totaled US$35.8 billion.

The following table summarizes certain historical information about the BYMA.

	December 31,
	2019	2018	2017
Market capitalization (US$ billion)	176.3	285.4	356.9
Number of companies listed	90	95	95
Rate of return in US$ (1)	(13.17)%	(50.20)%	51.80%
Market/book ratio (2)	1.11	1.87	3.14

(1)	Based on the Merval Index
(2)	Estimated

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

•	End of Self-Regulation of the Securities Market

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

•	New Licenses for Participants in the Public Offering Regime

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

The new types of licenses included the following: Negotiating Agents (Agentes de Negociación–AN), for companies that wish to engage in the primary and secondary offer of securities; Liquidation and Compensation Agents (Agentes de Liquidación y Compensación–ALyC), for companies that, in addition to the primary and secondary offer of securities, wish to participate in the settlement of transactions; Soliciting Agents (Agentes Productores–AP), which allows individuals and companies to solicit clients for referral to either AN or ALyC; Capital Market Advisors (Agentes Asesores de Mercados de Capitales–AA), for individuals or companies giving advice to the public relating to the capital markets; and Selling Agents (Agentes de Corretaje de Valores Negociables–ACVN), for ANs, ALyCs and other authorized participants to act as intermediaries among sellers and buyers through electronic platforms.

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

•	New Powers Conferred on the CNV

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

•	Mandatory Tender Offers Rules

A mandatory tender offer for taking of control of a company is now applicable to all companies admitted to the public offering regime, with no possibility to opt out of the regime.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

The following summarizes certain material provisions of our by-laws and Argentine law, the main regulatory bodies governing BBVA Argentina. This summary is qualified in its entirety by reference to the Business Companies Law, the Financial Institutions Law and our by-laws, and corresponds to the last five years.

At the ordinary and extraordinary shareholders’ meeting held on April 10, 2014, our shareholders approved an amendment to section 1 and 3 of the corporate by-laws in order to comply with the Capital Markets Law. This amendment was registered before the Public Registry of Commerce on September 18, 2014 under No. 17,995, Book 70 of Corporations. A copy of such by-laws was filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2014.

At the ordinary and extraordinary shareholders’ meeting held on April 24, 2019, our shareholders approved an amendment to section 1, 6 and 15 of the corporate by-laws in order to change the company name, allow the board of directors to issue corporate bonds without the previous delegation of the shareholders’ meeting, the exercise of preemptive rights in accordance of the prospectus in case of a capital increase and the elimination of the accretion right. This amendment was registered before the Public Registry of Commerce on October 17, 2019 under No. 21332, Book 97 of Corporations. A copy of our bylaws as currently in effect is included as an exhibit to this annual report on Form 20-F.

Registry and Company’s Objects and Purposes

BBVA Argentina is registered with the Public Registry of Commerce of the Argentina (Registro Público de Comercio) under company number 1,065, Page 359, Book 5, Volume “A” of Local Corporate By-laws. Section 3 of our by-laws provides that the object of BBVA Argentina is to engage in the commercial banking business, including financial brokerage, whether in Argentina or abroad. Under our by-laws, BBVA Argentina is authorized to perform the following activities:

•	accept term and demand deposits;

•	grant short-term bullet and other amortizable loans;

•	discount, purchase and sell bills of exchange, promissory notes, pledges, checks, drafts and other negotiable instruments;

•	grant guarantees, bonds or other forms of collateral; accept bills of exchange, drafts and other orders of payment, transfer funds and issue and accept letters of credit;

•	grant advances on credits from property sales, acquire the same and undertake the risks resulting therefrom, take steps to collect them and offer technical and administrative assistance;

•	invest in government securities;

•	make temporary investments in liquid assets;

•	invest in new stock or securities issues, in pursuance of such regulations as may be set forth to that purpose;

•	accept securities in custody and provide other services related to the banking business;

•	manage, on account of third parties, the purchase and sale of securities, and act as paying agents in relation to dividends, redemption and interest;

•	engage in brokerage activities in the over-the-counter securities market;

•	perform foreign exchange transactions;

•	comply with agencies related to its operations;

•	receive deposits of participation in mortgage loans and in special accounts;

•	issue mortgage obligations;

•	grant loans for the acquisition, construction, enlargement, repair, improvement and maintenance of urban or rural real estate, and for the substitution of mortgages taken out for that same purpose;

•	receive loans from abroad and act as intermediary in local or foreign currency-denominated loans;

•	issue private bonds;

•	carry out such lending, borrowing and service-related operations as are not forbidden under the Financial Institutions Law; and

•

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

Under Section 272 of the Business Companies Law, a director may not vote in respect of any proposal in which he, or any person connected to him, has an interest contrary to the interests of BBVA Argentina. Moreover, Directors are not entitled to carry out personal transactions with the company or its affiliates, other than the banking common operations, unless they are approved by a special procedure that guarantees the transparency of proposed transaction.

Directors need not hold shares in BBVA Argentina or any of our subsidiaries to qualify and be appointed as directors of BBVA Argentina.

The bank has no policies regarding age limits or retirement age.

Rights Attaching to Shares

As of the date of the filing of this annual report, our capital is formed by a single class of shares, all of which are ordinary shares and have the same voting and economic rights. Shareholders participate in the distribution of dividends pro rata of the paid-in capital. Furthermore, shareholders are entitled to participate in the distribution resulting from the liquidation of BBVA Argentina in proportion to the paid-in capital.

Shareholders are entitled to vote cumulatively one-third of the vacancies of the Board of Directors. The board may not be partially reelected if it impairs or prevents the exercise by shareholders of their cumulative voting rights.

Shareholders may no longer claim the payment of dividends from BBVA Argentina once three years have elapsed from the date on which the relevant dividend was made available to such shareholder.

Our by-laws do not contain any provisions related to sinking funds or potential liability of shareholders of BBVA Argentina to make additional contributions

Shareholders’ meetings

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

Change of Control

There are no provisions in our articles of incorporation or by-laws that would have the effect of delaying, deferring or preventing a change of control of BBVA Argentina and that would operate only with respect to a merger, acquisition, corporate restructuring involving BBVA Argentina or any of its subsidiaries.

Ownership Disclosure

There are no provisions in our by-laws governing the ownership threshold above which shareholder ownership must be disclosed.

Change in the Capital

Our by-laws do not establish conditions for the changes in the capital of BBVA Argentina more stringent than those conditions imposed by the Business Companies Law.

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

After some years of flexibility in foreign exchange matters, on September 1, 2019, the Central Bank issued Communication “A” 6770 that established new regulations, restricting access to the exchange market. Accompanying this main resolution, new regulations, amendments and supplements, were issued in Communications “A” 6776, 6780, 6788, 6815, 6818 and 6844 (latest summary of the exchange rate regulations in force).

Therefore, a description of the restrictions and regulations in force until August 30, 2019 and those in force as of September 1, 2019 are detailed below.

Cross Border Transfers of Funds, Foreign Debts

Until the last regulatory amendment of September 2019, the repayment of the principal and interest on foreign indebtedness did not require the entry and settlement of the disbursement through the foreign exchange market.

Currently, due to the changes introduced by the Central Bank, new debts disbursed as of September 1, 2019 are subject to the entry and compulsory settlement through the foreign exchange market, to the extent that the repayment of the principal and interest are made with access to the exchange market.

Today, regardless of whether the financial indebtedness was incurred before or after September 1, 2019, repayments, both principal and interest, may be made with a maximum anticipation of three business days to maturity. If the anticipation period is longer, the prior confirmation of the Central Bank will be required.

Regulations Regarding Exports, Imports, and Services

Regarding exports, in 2016 the Central Bank relaxed certain rules related to the entry and exit of foreign currency collected abroad as a result of the collection of exports of goods, advances and pre-export financing, establishing that the deadline for repatriation to Argentina of foreign currency is 10 years.

Since January 9, 2019 it is regulated that the funds originated by the collection of Argentine exports corresponding to official shipping permits from September 2, 2019 must be entered and settled in the exchange market within the maximum terms established in Communication “A” 6770 and its amendments.

In addition, it is established that the official exports prior to September 2, 2019 that are pending collection to date, as well as the new advances and pre-financing, must be entered and settled in the local exchange market within five business days of the date of collection or disbursement abroad or in the country.

In relation to the export of services, Communication “A” 6137 of the Central Bank eliminated the obligation to repatriate to Argentina the foreign currency obtained.

Currently, with respect to the collection of services exports, it was established that they must be entered and settled in the local exchange market within a period not exceeding 5 (five) business days from the date of receipt abroad or in the country, or its accreditation in foreign accounts.

With respect to imports, access to the foreign exchange market for the payment of imports, according to the new regulations, may only be made from the expiration of the obligation, without limitation as to amount, except for the payment of imports between related companies, that may be made for up to US$2 million (or its equivalent in other currencies), per calendar month, per debtor, when it corresponds to payments for invoices whose maturities have operated before August 31, 2019. Advance payments between related companies will require the previous authorization of the Central Bank, as well as any operation that does not fit in the described provisions.

Importers have to repatriate the goods within a specific period: 270 days for capital goods and 90 days for the rest of the goods (previously there was no obligation).

With respect to the payment of services, access to the foreign exchange market for payments of services, which until the new provisions could be carried out without limits and without the prior authorization of the Central Bank, can currently be canceled as of their maturity. In the case of services provided between related counterparties, the prior authorization of the BCRA will be required for access to the exchange market.

Purchase of Foreign Currency

A.	Domestic individuals and companies

The regime applicable before September 1, 2019, provided by Communications “A” 5850, 6037 and 6163 and Resolution No. 3,821 in relation to the purchase of external assets by Argentine residents—individuals and national companies—for investment purposes (a practice commonly known as hoarding) and for travel, tourism and family assistance, was characterized by the following:

•

External assets could only be acquired by Argentine individuals, private sector legal entities incorporated in Argentina that were not authorized to trade in the foreign exchange market, assets (patrimonies) and other entities incorporated in Argentina and local government agencies.

•

Access to the local foreign exchange market was allowed without requiring the prior approval of the Central Bank for an unlimited amount, for all of the following: real estate investments abroad, loans granted to non-Argentine residents, contributions from Argentine residents of direct investments in the foreign, investment portfolio of Argentine people abroad, certain other investments abroad of Argentine residents, portfolio investments of Argentine legal entities abroad, purchase of banknotes in foreign currency to be made in Argentina, donations that meet certain conditions, as well as the purchase of traveler’s checks.

•

In the case of sales in foreign currency to Argentine residents for portfolio investments abroad, the transfer had to be made directly to the bank account of said Argentine resident, which must be located in foreign banks or financial institutions that regularly carry out banking activities, which were not incorporated in countries or territories that are considered non-cooperative for the purposes of fiscal transparency in terms of the provisions of Section 1 of Decree No. 589/13 and its complementary provisions, or in countries or territories that do not apply the FATF recommendations. For these purposes, the countries or territories considered non-cooperative are the countries or territories identified by the FATF (www.fatf-gafi.org).

•

The proceeds from the sale of foreign currency by Argentine residents in the foreign exchange market for all items could be credited to a checking account or savings account at a local financial institution in the name of the client or withdrawn in cash.

•

With respect to the collection for services rendered to non-Argentine residents and / or resulting from the sale of non-produced non-financial assets exempt from the mandatory sale in the foreign exchange market.

Argentine residents who received funds in foreign currency for the payment of services rendered to non-Argentine residents or for the sale of non-produced non-financial assets could receive those funds in a local foreign currency account without exchanging it for Argentine pesos in the foreign exchange market.

After Communications “A” 6011, 6037 and 6163, the foreign assets of the Central Bank could be acquired for investment purposes by Argentine residents without limitations. In addition, foreign currency could be purchased through a debit account or through an unlimited cash withdrawal without limits.

Currently, the new exchange regulatory framework establishes:

For the formation of external assets, resident individuals may access the exchange market for up to the sum of US$200, or its equivalent in other currencies, per calendar month in all entities authorized to operate in exchange. For larger amounts, the prior approval of the Central Bank will be required. Legal entities, for any amount, will require the prior consent of the Central Bank. Regarding non-residents, both physical and legal, their access to the exchange market will require the prior authorization of the Central Bank.

Transfers in foreign currency for the formation of external assets must be destined for a bank account in the name of the originator of the operation.

The income from investments of residents and non-residents continues without restrictions as to amount and can be credited to accounts in foreign currency in the country.

B.	Non-residents

Prior to September 1, 2019, per Communication “A” 6174, entities authorized to trade in the foreign exchange could sell currencies to non-residents without limitation if funds were properly credited to a local account in their name.

Currently, the operations of non-residents require the prior approval of the BCRA.

Transfer of Dividends

The transfer abroad of profits and dividends to non-resident shareholders will require the prior consent of the Central Bank from the effective date of Communication “A” 6770 of September 1, 2020.

As an exception to this general requirement, in accordance with the new provisions of Communication “A” 6869, the exchange market may be accessed without the prior authorization of the Central Bank for the payment of profits and dividends for non-resident shareholders, when all the conditions set forth in such Communication are fulfilled. These conditions include, among others: (i) dividends must be settled and distributed based on closed audited balances; (ii) compliance with the “Survey of External Assets and Liabilities” for the operations involved; and (iii) the total amount of transfers abroad as payment of dividends through the exchange market may not exceed 30% of the value of new contributions of foreign direct investment in the resident company, which must be entered and settled through the foreign exchange market.

Direct Investments

The entrance of direct investments to the country does not have restrictions. Such investments can be credited in accounts in foreign currency and currently there is no minimum term.

The repatriation of direct investments in the country by non-residents requires the prior authorization of the BCRA, according to the provisions of Communication “A” 6855 from the Central Bank.

Survey of External Assets and Liabilities

The obligation of residents to complete the “Survey of the issuance of debt and external liabilities” (Communication “A” 3602 and complementary) and the “Survey of direct investments” (Communication “A” 4237 and complementary) even when they have not accessed the exchange market and / or it is not foreseen to access it in the future due to the transactions that correspond to be declared, were replaced by Communication “A” 6401 of December 26, 2017. Statements made on or before September 30, 2017 shall be governed by the rules of the replaced communication.

Future and Forward Operations

The Central Bank has significantly modified the exchange regulations on derivatives by incorporating the restriction on the execution of cross-border derivative transactions.

The exchange regulations now oblige Argentine residents to obtain the prior authorization of the Central Bank to access the foreign exchange market for transfers abroad in derivatives with foreign counterparties, according to Communication “A” 6780 of the Central Bank. The entry of foreign currency for this concept has no restrictions.

Banking institutions must follow specific rules, depending on whether the derivative transaction is made with a central clearing counterparty or a foreign bank.

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

On the other hand, for the fiscal years beginning as of January 1, 2018 the issuer will be subject to a 30% tax rate and a withholding tax of 7% will be applicable to the dividends. For the fiscal year beginning in 2022, the issuer will be subject to a 25% tax rate and a withholding tax of 13% will be applicable to the dividends.

On December 23, 2019, the Congress passed the Law No. 27,541 “Solidarity and Productive Reactivation Law as a part of Public Emergency” which was proposed by the National Government. The scheduled decrease in enterprise income tax from 30% to 25% was revoked (keeping the income tax rate at 30% as of 2020 and 2021). Consequently, the additional rate charged for dividend payments to parent companies decreased from 13% to 7%.

The tax must be withheld by the paying entities from the above-mentioned dividends and profits received by individuals and undivided succession residing in the Republic of Argentina and non-resident beneficiaries. An undivided succession is a legal figure created by the Argentine Civil Code which covers the time elapsed between the date of death of a person and the declaration of heirs. Such withholding shall have the character of a unique and definitive payment, except for those individuals and undivided successions residing in the Republic of Argentina and registered as payers of the tax.

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

According to the changes made by the amendment to article 26 paragraph u) in 2019 Decree No. 829/2019 of the Income Tax Law, the following will be exempted from tax:

•

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

•

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

If the requirements of article 26 paragraph u of the law described above are not met, the applicable tax will be fifteen percent (15%).

So far these rules have not been subject to regulations by the executive power or authority of application.

Value Added Tax (“VAT”)

Neither the sale, exchange or other disposition of ADSs or ordinary shares nor the payment of dividends thereunder is subject to VAT.

Transfer Taxes

The sale or transfer of ADSs or ordinary shares is not subject to transfer tax.

Personal Property Tax

According to Law No. 23,966, as amended, and Decrees No. 127/96 and 812/96, all individuals and undivided estates are subject in Argentina to a personal property tax on all assets held at December 31 of each fiscal year (the “Personal Property Tax”). This tax applies to our ADSs and ordinary shares held by U.S. Holders. In the case of individuals and undivided estates domiciled or located in Argentina, an exemption is available to taxpayers whose assets included in the tax base for purposes of the Personal Property Tax do not exceed Ps.2,000,000. Corporations and other legal entities domiciled or located in Argentina are not subject to the Personal Property Tax. Individuals and undivided estates domiciled or located in a foreign country are subject to the Personal Property Tax only with respect to assets located in Argentina.

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

Pursuant to Law No. 25,585, published in the Official Gazette on May 15, 2002, BBVA Argentina is responsible for paying the Personal Property Tax on our ADSs or ordinary shares held by individuals or undivided estates domiciled in Argentina or a foreign country, or corporations or any other entities located in a foreign country. The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity arising from the last balance sheet of the company at December 31. The minimum exempted amount of Ps.2,000,000 is not applicable. The tax so paid is considered a definitive payment.

Companies responsible for the tax payment, such as BBVA Argentina, are entitled to obtain refunds of the amounts paid from holders of ADSs or ordinary shares and may retain or foreclose on the property included in the tax base for purposes of the Personal Property Tax that originated the payment.

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

Also, in the case of corporate stocks or shareholdings, the percentage value was reduced from 0.50% to 0.25% by the law indicated above. However, on December 23, 2019, the Congress passed the Law No. 27,541 “Solidarity and Productive Reactivation Law as a part of Public Emergency, modifying again de tax rate to 0.50%.

In 2020, the Bank expects to make payments on account of its shareholders in connection with Personal Property Tax due with respect to assets held as of December 31, 2019.

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

2. U.S. Federal Income Tax Considerations

The following summary describes material U.S. federal income tax consequences to U.S. Holders of owning and disposing of ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to the U.S. Holders (described below) that hold ADSs or ordinary shares as capital assets for U.S. federal income tax purposes, and it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•

persons holding ADSs or ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ADSs or the ordinary shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ten percent or more of our stock, by vote or value;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding shares in connection with a trade or business conducted outside of the United States.

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

As used herein, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year 2019. However, because our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25-percent-owned equity investments) from time to time, and because our analysis of our PFIC status is based upon certain proposed Treasury regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994 and may not be finalized in their current form, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder owned ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year and an interest charge would be imposed on the resulting tax liability for each such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner. Certain elections (including a mark-to-market election) may be available to U.S. Holders that may result in alternative treatments if we were a PFIC for any taxable year. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

This annual report and the exhibits thereto and any periodic reports or other information filed pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC’s public reference room located at 100F Street, N.E., Washington, D.C. 25049. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the internet at www.sec.gov. The documents concerning BBVA Argentina which are referred to in this annual report may also be inspected at our office at Av. Córdoba 111, C1054AAA Buenos Aires, Republic of Argentina.

I.	Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

We have divided this section into three parts:

•

Risk management, where we explain the policies and procedures that the Bank has in place to monitor and assess the different risks it is exposed to in the ordinary course of its business, and, in particular, qualitative information about market risk.

•	Trading portfolio activities, where we provide quantitative information about market risk as of the end of the latest fiscal year for instruments entered into for trading purposes.

•	Non-trading portfolio activities, where we provide quantitative information about market risk as of the end of the latest fiscal year for instruments entered into for purposes other than trading.

Risk Management

The risks department of BBVA Argentina continues to adjust its comprehensive management model by reconditioning its structures and improving its policies aimed at providing the solution that is best suited to the clients’ requirements, the changes of environment, and the requirements of the local regulatory body. It is also oriented to permanently improving the tools and processes, focused on the detection, monitoring and mitigation of each of the risks incurred by the Bank.

This model makes it possible to satisfactorily comply with the guidelines set forth by the BCRA in its communications.

“Risks” comprises five groups:

•	Credit Risk: The possibility that a counterpart fails to comply with its contractual obligations in relation to a certain transaction.

•

Financial Risk: The possibility of losses generated by changes in the market rates or the risk quality which determine the value of the Bank’s assets and liabilities. It is subdivided into: Market Risk, Liquidity Risk, Interest Rate Risk and Marketplace Credit Risk.

•

Non-Financial Risk: The risk that losses may result from human errors, inappropriate or defective internal processes, system failures or as a consequence of external events. This definition excludes the strategic and/or business risk and the reputational risk.

•

Internal Control and Reporting: The control and monitoring areas are in charge of giving cohesion to credit risk management and ensuring that the management of the other critical risk groups is carried out in accordance with standards established by the Bank’s.

•

Strategy & Solution Development: Area that participates in project evaluation, which supports its development. It contains Risk Center of Expertise (COE) that develops models and performs parameter estimation.

The risks department’s objective is to ensure portfolio quality by controlling the origination of businesses and optimizing credit recoveries under best-practice standards. This is undertaken without disregarding the main focus, which is centered on the client, with particular emphasis on not inducing client over-indebtedness.

Risk Appetite

BBVA Argentina’s risk appetite framework is approved by the Board of Directors and determines the risks and the level of risks that it is willing to assume to achieve the Bank’s business objectives. These are expressed in terms of solvency, profitability, liquidity and financing, among other metrics.

The risk appetite statement of BBVA Argentina is as follows:

“The risk policy of BBVA Argentina is focused on promoting a universal, multi-channel and responsible banking business model, based on principles, with the objectives of sustainable growth, risk-adjusted profitability and the generation of recurring value. To achieve these objectives, the risk model is aimed at maintaining a moderate risk profile, which allows us to maintain a solid financial position to face adverse situations without compromising our strategic goals, prudent management, a comprehensive vision of the risks, diversification of portfolios by asset classes and customer segments and the maintenance of a long-term relationship with the customer.”

Credit Risk Ratios and Performance

At December 31, 2019 the non-performing loan ratio was 3.7%, while the coverage ratio was 148.3%, compared to 1.8% and 120.9%, respectively, at December 31, 2018. The evolution of these ratios shows a deterioration of the credit risk portfolio due to the macroeconomic situation of the country.

Management Units

The different risk units provide support to the management of commercial banking entities, regarding admission, monitoring and recovery of credits. The model has been configured on the basis of the Bank’s business structure.

Retail Risks

Retail Risks is responsible for the management of retail customers, including admission through predictive / statistical tools, both reactive and behavioral, the admission of special cases, the administration of tools and policies, portfolio monitoring, and the recovery process.

The development of methods and tools that facilitate risk management in an automated manner continued, improving the availability within web channels, assuming a qualitative change in the proactive offer, achieving greater decentralization in the making of credit decisions and allowing admission teams to improve their value contribution. New automatic salary advance actions were carried out with online updates.

Currently, a methodology is used by risk groups, which allows a more personalized offer on admission and a better capacity for managing problematic recovery. This methodology has also incorporated regional differentiation, both in minimum income and credit assistance by product, as well as differentiated purchasing power.

Proactive strategy through the Hermes Tool is maintained with respect to clients, and non-clients generating more offers on the most attractive profiles.

With respect to monitoring, detailed study of the portfolio, risk strategy and control over risk monitoring and actions on market changes are maintained.

The recovery activity is part of an integral management circuit that covers both actions aimed at preventing non-payment, as well as those carried out after non-payment occurs until the partial or total recovery of the principal amount. Within this continuous process there are different teams, tools and strategies according to the type and / or situation of the client or asset. To ensure the continuity of this process, mechanisms for feedback of information, connectivity of tools and joint committees, among others, must be established.

In order for the recovery team to achieve its objectives, it must carry out strategies, including a segmentation and allocation process. Segmentation consists of selecting groups of clients with the objective of managing each group in a homogeneous way. The indicators used to assign segments should be dynamic and adapted to the desired recovery management. Assignment consists of assigning to each of the client groups the most efficient recovery strategy to a team responsible for such management. Recovery strategies must be considered together looking for actions and solutions so that the Bank partially or totally recovers the unpaid balance in the optimal manner.

Middle Market and Corporate Risk

We have developed a dynamic structure, with an integral end-to-end process formed by the Admission, Monitoring and Recovery areas, which focus on the fulfillment of market requirements, prioritizing the values of prudence, anticipation and diversification, which we believe are necessary to maintain excellence in risk quality.

We encourage the coordination between commercial and risks areas, and seek to improve our response times and satisfy business requirements while maintaining risk quality.

In 2019 we moved forward on the consolidation of the decentralized model, developing an automatic bid tool for small and medium-sized businesses, providing feedback on both, including on the quality of offers and reasons for rejection.

With respect to large companies, we continued using the risk analyst tool, which provided analysis on different activity areas, and in the case of the medium and small companies business line, we continued using the rating model. The application of statistical tools gave us the opportunity to complete an efficient analysis to better satisfy our client needs.

In the Risk Monitoring area, we continue to carry out a proactive control process, by using an alert system and maintaining fluent communication with the commercial areas, with the objective of detecting payment issues early on. To reinforce this concept, we have developed an ambitious plan that consists of visiting all of our clients throughout the country. Also as part of the end-to-end process that we have already mentioned, the Monitoring area is integrated with the Recovery Management area to improve the recovery process.

Recoveries

The recovery activity is part of the integral management circuit, which includes both the actions aimed to prevent the lack of payment and those carried out after non-payment until we are able to obtain partial or total recovery of principal. The methodology in this area is based on efficient management, seeking automation in every chain of the circuit, and improving processes with existing resources, with a goal of shorter response times, reducing recovery times, obtaining higher levels of specialization and increasing our profits. Within this continuous process there are different equipment, tools and strategies according to the type and / or situation of the client or asset.

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

Financial Risks

BBVA Argentina has developed a comprehensive risk management framework in order to identify, measure, monitor and mitigate financial risks, which is in line with the basic principles of the Basel’s Banking Supervision Committee and includes:

•	market risk (counterparty and valuation risk);

•	structural risks (interest rate risk, liquidity and financing risk); and

•	economic capital and stress tests.

This framework consists of a set of policies and strategies, organizational structures, measurement tools, limits and alerts, and information and control systems. In addition, the financial risks management framework is in accordance with the risk appetite approved by the Board of Directors.

Market Risks

Market risk is defined as the possibility of suffering losses in the value of a portfolio as a result of adverse changes in market prices. For a description of how BBVA Argentina manages market risk and a quantitative analysis of the market risk of the trading portfolio, see “—Trading Portfolio Activities” below.

Counterparty Risk

Counterparty Risk is defined as the probability that the counterparty defaults on its obligations to us, causing BBVA Argentina a financial loss. Global Markets & Asset and Liabilities Management respectively operate different products which are susceptible to the risk of client defaults on their obligations. Therefore, joint management is employed.

The products where such risk exists are:

•	derivatives;

•	loans to financial institutions; and

•	liquidity-management transactions guaranteed by securities (repos).

Daily risk reports are produced to monitor the exposure of each counterparty to ensure it complies with the predefined scope. Limits are monitored on a daily basis.

At the end of 2019, the gross counterparty risk amounted to Ps 8.661 million. Net counterparty risk reached Ps. 5.093 million. The calculation of the net counterparty risk includes the reverse repurchase agreement operations.

Liquidity and Financing Risk

Liquidity risk is defined as the possibility that the entity will not be able to comply with its payment obligations without incurring in significant losses that could affect its daily operations or its financial condition.

BBVA Argentina has implemented a management process for the identification, evaluation, measurement, monitoring, control and mitigation of liquidity risk. Within it, the risk appetite framework is configured as a fundamental element, providing BBVA Argentina with an integral framework that determines the risks and the level of risks that it is willing to assume to achieve its business objectives.

Among the fundamental metrics used for the measurement, monitoring and control of liquidity risk are:

•

LtSCD (Loan to Stable Customers Deposits): measures the relationship between net credit investment and stable customer funds. The objective is to preserve a stable financing structure in the medium and long term.

•

LCR (Liquidity Coverage Ratio): measures the ratio between high-quality liquid assets and total net cash outflows over a 30-day period. The objective is to preserve a cushion of assets or buffer management that absorbs liquidity shocks in the short term.

During 2019, both indicators were within the limits approved by the Board of Directors.

On the other hand, the liquidity risk management process at BBVA Argentina also includes the management of intraday liquidity risk, for which the Bank has a procedure based on a monitoring and control scheme of its liquidity position.

Interest Rate Risk

Interest rate risk is defined as the possibility of changes in the interest margin and / or in the value of the Bank’s equity due to the variation of market interest rates.

Among the main metrics used for the measurement, monitoring and control of this risk are:

•

Margin at Risk (MeR): quantifies the maximum loss that could be recorded in the projected financial margin for the next 12 month period under a defined scenario of market interest rate curves for a given level of confidence.

•	Economic Capital (EC): quantifies the maximum loss that could be generated in the economic value of the Bank under a defined scenario of market interest rate curves for a given level of confidence.

During 2019, the interest rate risk indicators exceeded their applicable limits between August and December, as a result of an abrupt increase in market interest rates.

In addition, the Bank has adopted the principles, standards and controls with respect to capital and financial margin established in Communication “A” 6397 from BCRA to manage this risk, and continues improving its application.

Economic Capital

In accordance with the “Guidelines for Risk management in Financial Institutions” established by the BCRA, BBVA Argentina has developed an internal, integrated and global process to assess the adequacy of its economic capital based on its risk profile and elaborates, on an annual basis, the capital self-assessment report (IAC).

Economic capital is the amount of capital considered necessary to cover unexpected losses that the Bank could face due to the risks to which it is exposed.

The methodologies for capital calculation of the following risks are defined following the guidelines established by the Basel Committee:

•	credit risk;

•	concentration risk;

•	market risk;

•	interest rate risk;

•	operational risk;

•	reputational and strategic risk;

The distribution of economic capital for October 2019 consumption by type of risk is as follows:

•	credit risk and concentration risk: represent 61% of the total economic capital;

•	operational risk: 14%;

•	interest rate risk: 16%;

•	market risk: 5%; and

•	other risks: 4%.

Stress Tests

In compliance with the “Guidelines for Risk Management in Financial Institutions” established by BCRA, BBVA Argentina has developed a stress test program which is framed within the comprehensive risk management process of the Bank.

Stress tests are defined as the evaluation of the Bank’s economic and financial situation under a severely adverse but possible scenario, requiring the simulation of scenarios that allow estimating the potential impact on the value of the portfolios, profitability, solvency and liquidity, with the purpose of identifying latent risks and detecting vulnerabilities. The main function of stress tests is to serve as a tool for risk management and capital allocation among the Bank’s businesses.

With a minimum annual frequency, BBVA Argentina carries out an integral stress test exercise through which the impact of adverse macroeconomic scenarios on the entity’s solvency, profitability and liquidity position is quantified, taking into account all the relevant risks to which it is exposed and considering the existing interactions between them.

The results of the stress tests carried out in March 2019 corresponding to the 2019/2020 projection period show the solvency and liquidity position of the Bank even under the adverse scenarios such as those analyzed therein.

Non-Financial Risks

The Risk Department, in its Non-Financial Risks unit, has an area specialized in the admission, monitoring and mitigation of operational risk, allowing it to align its management with the risk appetite of BBVA Argentina.

The control model of BBVA Argentina aims to anticipate the relevant risks during the operational risk life cycle, and has three defense lines, which allow its management in the different areas.

The first line of defense are the Business and Support Areas, which have responsibility for ensuring proper management of operational risks arising from the activity in their area. The second line of defense is made up of specialists from each risk type, who define the general framework for mitigation and control in their field of risk (across the entire organization) based on the one implemented by the Business and Support Areas. The third line of defense is Internal Audit, which reviews and independently challenges the controls, processes and operational risk systems of the Bank.

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

Internal Risk Control

Internal Risk Control has as its main functions: to ensure that there is a sufficient internal regulatory framework; to provide adequate governance, and a defined process and measures for each type of risk; to control its application and operation; and to ensure that an assessment is made of the existence of a control environment and its proper implementation and operation.

The area contains a Validation team who submit the relevant risk models to an effective and independent verification, in order to provide for their robustness and stability, ensuring that they are suitable for use.

Trading Portfolio Activities

Market risk is defined as the possibility of suffering losses in the value of a portfolio as a result of adverse changes in market prices. The main market risks can be classified as follows:

•	Interest rate risk: This arises as a result of exposure to movements in the different yield curves.

•

Foreign exchange risk: This is caused by the movements in the different currencies exchange rates in which a position is held. This risk is generated primarily in spot currency positions and in any derivative product whose underlying asset is an exchange rate.

The structure of measurement and control of the market risk includes a scheme of limits and alerts in terms of economic capital, VaR (value at risk), stress VaR, monthly and annual stop loss and internal sub-limits. In order to measure and manage market risk, BBVA Argentina uses a parametric Value at Risk (“VaR”) model, which estimates the maximum loss that may occur in the trading portfolio at a given confidence interval of 99% and a time horizon of one day.

Monitoring and control of market risk is conducted under a scheme of limits that is presented and proposed by the Market Risk Unit and approved every year by the Risk Management Committee and the Board.

Market risk management focuses on the Bank’s Global Market (“GM”) trading portfolio. This portfolio includes:

•	fixed income securities (Argentine sovereign bonds and bills, Central Bank bills and corporate bonds);

•	spot currency positions; and

•	derivative products (foreign exchange futures and forwards, interest rate swaps).

Within the model of market risk management there are specific circuits established for communication and operation in case approved risks levels are exceeded.

The following charts show the Bank’s VaR and Risk Factor evolution during 2019.

The following tables show the evolution of VaR during the last three years.

Daily Trading VaR at BBVA Argentina (in millions of pesos)

	2019	2018	2017
Average	81.60	22.86	48.39
Minimum	11.55	4.97	10.29
Maximum	273.42	97.37	85.04
At December 31	43.57	49.36	43.33

Daily Trading VaR – Categories (in millions of pesos)

Interest Risk VaR	2019	2018	2017
Average	71.97	19.00	35.14
Minimum	8.26	3.13	9.42
Maximum	234.32	93.76	57.36
At December 31	43.99	49.90	43.38

Exchange-rate Risk	2019	2018	2017
Average	25.85	9.64	30.50
Minimum	0.85	0.28	0.99
Maximum	155.02	37.98	80.91
At December 31	3.92	2.65	1.66

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

Stress test analysis

As described in “—Risk Management” above, a number of stress tests are carried out at the bank, and this is also performed on the Bank’s trading portfolios. The aim is to expose BBVA Argentina’s trading portfolios to abnormal market variations, based on stress situations occurred in the past (historical scenarios) or in stress situations that may occur in the future with some probability (simulated scenarios), but outside the predetermined confidence interval of the daily VaR measurement.

•

Historical scenarios: The historical scenario used as reference for this stress test is Lehman Brothers. The abrupt bankruptcy in September 2008 resulted in a significant impact on the behavior of global financial markets.

•

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

For price determination, the use of market information is prioritized. If not possible, pricing through internal models is established, considering the availability of data with which to develop inputs that represent the assumptions that markets participants would use when pricing the asset. For instance, fixed income securities are priced with the discounted cash flow model using market yield curves.

Derivatives Credit Risk

The Market Risk Unit is responsible for monitoring and control of derivatives credit risk. The derivatives credit risk exposure is measured by the probability that the counterparty defaults on its obligations as a consequence of insolvency or incapacity of payment, causing BBVA Argentina to suffer a financial loss.

Risk exposure is determined using the following formula:

Derivatives credit risk = Market Value (MtM) + Potential Risk; where:

•

The market value of the operation is defined as the difference between agreed price and current market price (mark to market). This market value can be positive or negative depending on the risk exposure. The potential risk is an estimation of the maximum expected increase of market value for a given level of confidence due to future price fluctuations until the operation due date.

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

December 31, 2019
Change in base interest rates and adjust rates (basis points)	Net portfolio value	Percentage change	Net interest and adjust income	Percentage change	Net income of adjustable portfolio	Percentage change
(in millions of pesos, except percentages)
500	20,028.7	(2.78)%	66,730.1	2.98%	4,094.8	6.69%
0	20,600.7	0.00%	64,796.1	0.00%	3,837.9	0.00%
(500)	22,744.4	10.41%	62,653.5	(3.31)%	3,578.3	(6.76)%

Based on our position at December 31, 2019, and assuming a hypothetical, immediate 500 basis points increase in interest rates affecting all interest rate sensitive assets and liabilities, we estimate our net portfolio value would be reduced by Ps.572 million and our net interest income would be increased by approximately Ps.1,934 million.

Foreign Exchange Risk

As of December 31, 2019, as part of our asset and liability management, we aimed to minimize the impact on results of foreign exchange rate fluctuations by maintaining excess balances of assets over liabilities denominated in dollars. The following table shows the estimated effect on net income of a 10% variation in the value of the peso against all other currencies:

Peso against all other currencies	Effect on net income based on our position as of December 31, 2019	Effect on net income based on our position as of December 31, 2018
(in millions of pesos, except percentages)
10%	(236)	(489)
(10)%	236	489

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt securities

Not applicable.

B.	Warrants and rights

Not applicable.

C.	Other securities

Not applicable.

D.	American Depositary Shares

Fees and charges for holders of American Depositary Receipts

The depositary for our ADRs is the Bank of New York Mellon (BNY).

Holders of our ADRs are generally expected to pay fees to BNY according to the schedule:

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADRs (or portion of 100 ADRs)

•  Issuance of ADRs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property

•  Cancellation of ADRs for the purpose of withdrawal including if the deposit agreement terminates

US$5.00 (or less) per 100 ADRs (or portion thereof)	• Any cash distribution made pursuant to the deposit agreement

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADRs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR registered holders

US$0.05 (or less) per ADRs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on the Company’s share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

Fees Paid by Depositary to the Company

BNY Mellon paid US$39,212.80 to BBVA Argentina in 2019.

- PART II -

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Effectiveness of Disclosure Controls and Procedures

As of December 31, 2019, the management of the Bank, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).

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

Management’s Annual Report on Internal Control Over Financial Reporting

The management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Bank’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS-IASB and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS-IASB, and that our receipts and expenditures are being made only in accordance with authorizations of the Bank’s management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Based on this assessment, our management concluded that, as of December 31, 2019, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2019 has been audited by KPMG, an independent registered public accounting firm, as stated in their report which is included in this annual report on Form 20-F.

Remediation Status of Previously Reported Material Weaknesses

In the Bank’s annual report on Form 20-F for the year ended December 31, 2018 the Bank reported certain material weaknesses in its internal control over financial reporting as of December 31, 2018. These weaknesses have been addressed as discussed below.

Ineffective design and implementation and timely operation of certain process level controls over the determination of loan losses under IFRS 9.

In order to remediate this material weakness, the Bank has implemented a plan whose main actions were:

•	Implementation of controls for the access and user activity on the database used to estimate the provision for loan losses under IFRS 9.

•	Strengthening and documentation of controls to ensure the completeness and accuracy of historical databases.

•	Implementation of controls for the determination of projected cash flows and the discount rate applied to measure the expected losses of the individual impaired loan portfolio.

•	Review of the methodology and periodic update of the parameters involved in the analysis of the low credit risk portfolio.

Ineffective design of certain controls over the completeness and accuracy of certain financial statements disclosures required under IFRS, specifically IFRS 9, IFRS 7 and IAS 29.

In order to remediate this material weakness, the Bank has implemented a plan whose main actions were:

•	Training of the personnel involved in the IFRS-IASB reporting process, with special focus on IFRS 9, IFRS 7 and IAS 29.

•

Increase in the amount of resources dedicated to the analysis, review, execution and documentation of controls to ensure the preparation of complete and accurate financial statement disclosures in accordance with IFRS-IASB and compliance with the Bank’s policies.

•	Documentation of procedures and controls for the preparation of disclosures under IFRS 9 and IAS 29.

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

Changes in Internal Control Over Financial Reporting

Except as described above, there has been no change in the Bank’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Banco BBVA Argentina S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited Banco BBVA Argentina S.A. and its subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018 and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated April 27, 2020, expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG

Buenos Aires, Argentina

April 27, 2020

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Bank’s Board of directors has appointed Mr. Oscar Miguel Castro to serve on its Audit Committees (I and II). The Bank’s Board of directors has concluded that Mr. Castro is an audit committee financial expert as defined by the SEC based on his extensive audit experience.

ITEM 16B. CODE OF ETHICS

The standards of ethical conduct that BBVA Argentina expects from its employees are found within the “Code of Conduct of BBVA and its group of companies in Argentina”, or the Code of Conduct, approved by the Board of directors on December 18, 2003.

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

The Code of Conduct is accessible via BBVA corporate website at:

https://ir.bbva.com.ar/gobierno-corporativo/practicas-de-gobierno-corporativo

The information found at this website is not incorporated by reference into this annual report.

A copy of our Code of Conduct is also available on request, free of charge, by writing or telephoning us at:

Banco BBVA Argentina S.A.

Attention: Investor Relations Department

Av Córdoba 111

C1054AAA Buenos Aires

Republic of Argentina

Telephone number: (54 11) 4341 5036

e-mail address: ines.lanusse@bbva.com

No waivers from any provisions of the Code of Conduct were expressly or implicitly granted to the Executive Chairman, the Financial Director and any other senior financial officer of the Bank in the fiscal year 2019.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees

Following is a summary of the fees to our independent external auditors for the years ended December 31, 2019 and 2018:

	2019	2018
	(in millions of pesos)
Audit fees	63.51	45.06
Audit-related fees	—	0.25
Tax fees	—	—
All other fees	—	—

Total fees	63.51	45.31

Audit fees are fees for professional services performed by KPMG for 2019 and 2018, respectively, for the audit and limited review of the Bank’s annual and quarterly financial statements and services that are normally provided in connection with statutory and regulatory filings. Audit-related fees consist of fees for assurance and related services performed by KPMG that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported as Audit fees. The Bank has approved policies and procedures for pre-approving all non-audit work that would be performed by the Bank’s external auditor. Specifically, the policies and procedures prohibit an accounting firm, including the Bank’s external auditor, from performing any services for the Bank or its subsidiaries without the prior approval of Audit Committee (I) and Audit Committee (II).

Services

Since March 2017, KPMG has acted as the Bank’s external auditor. Its last appointment was approved by the ordinary and extraordinary shareholders’ meetings held on April 24, 2019.

The ordinary and extraordinary shareholders’ meetings held on April 24, 2019 designated KPMG as the Bank’s external auditor for the fiscal year 2019.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY ONE ISSUER AND AFFILIATED PERSONS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

BBVA Argentina corporate governance practices are governed by the applicable Argentine law (particularly Law No. 26,831 as modified by Law No. 27,440 and the standards of the CNV), as well as by its by-laws. BBVA Argentina has securities that are registered with the SEC and are listed on the NYSE, and is therefore subject to corporate governance requirements applicable to NYSE-listed non-U.S. companies.

NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements codified in Section 303A of the NYSE’s Listed Company Manual. However, NYSE-listed non-U.S. companies must comply with NYSE Sections 303A.06, 303A.11 and 303A.12(b) and (c).

NYSE Section 303A.11 requires that non-U.S. companies disclose any significant ways in which their corporate governance practices differ from U.S. companies under NYSE listing standards. In accordance with NYSE Section 303A.11, we describe below the relevant differences between BBVA Argentina corporate governance practices and NYSE standards for listed companies.

On the other hand, the CNV passed in May 2012 General Resolution No. 606/12 (“GR 606/12”) with the corporate governance requirements which companies that publicly offer shares representing their capital stock in Argentina must adopt. Moreover, since December 2012, the Bank has a new corporate governance code (Código de Gobierno Societario, hereinafter the “CGS”) in accordance with Communication “A” 5201, 6639 and their modifications of the Central Bank and GR 606/12 and recently General Resolution 797/19 from the CNV.

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

Standards for Evaluating Director Independence

NYSE Section 303A.02 establishes general standards to evaluate directors’ independence (no director qualifies as “independent” unless the Board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board is also required, on a case by case basis, to express an opinion with regard to the independence or lack of independence, of each individual director.

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

Non-management Directors Meetings

Under NYSE Section 303A.03, non-management directors must meet at regularly scheduled executive meetings not attended by management. Neither Argentine law nor BBVA Argentina by-laws require that any such meetings be held.

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

The CGS sets forth the creation of a nominations and compensations committee, composed of three non-executive directors, whose duties, among others, are to fix the rules and procedures for the selection of key executives and senior staff, to determine the level of remuneration for directors and key executives, to fix policies and practices regarding remunerations and benefits and to approve any relevant changes.

Audit Committee (II)

Under NYSE Section 303A.06, listed companies must have an “audit committee” that complies with SEC requirements. Foreign private issuers must have this audit committee in place prior to July 31, 2005. Law No. 26,831 and CNV’s standards required BBVA Argentina to have its audit committee in place on or prior to May 28, 2004. The Audit Committee (II) of BBVA Argentina currently complies with the standards of Law No. 26,831 as modified by Law No. 27,440.

Under NYSE Section 303A.07(a), the audit committee shall consist of at least three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. Argentine law also requires the audit committee to be comprised of at least three members. Pursuant to CNV’s standards, audit committee members are required to be conversant in business, financial, or accounting issues. CNV’s rules provide for the training of its members to carry out their duties and BBVA Argentina engages in this training.

Under NYSE Section 303A.07(a), if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board shall determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee, and shall report its decision in the annual proxy statement of the company or in the company’s annual report filed with the SEC. No such provision regarding an audit committee member’s simultaneous membership on public companies exists under Argentine law or BBVA Argentina’s by-laws.

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

NYSE Sections 303A.07(b)(iii) A), (B) and (C) establish the duties and responsibilities of the audit committee, among others: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and (ii) to discuss the company’s press releases relating to its earnings, as well as the financial information and guidelines relating to its earnings that are supplied to equity researchers and rating agencies. No such provision is contained in the Argentine law or BBVA Argentina’s by-laws. However, CNV standards establish similar functions for the audit committee, namely, “to verify the reliability of the administrative-accounting system, and of all financial data, or of any significant data submitted to CNV and to self-regulated exchanges, in compliance with the applicable reporting regime”.

NYSE Section 303A.07(b)(iii)(G) provides that the audit committee shall establish clear policies for hiring external auditors’ employees. No such provision regarding hiring external auditors’ employees is contained in Argentine law or BBVA Argentina’s by-laws.

NYSE Section 303A.07(c) provides that each company must have an internal audit function in order to provide to the management and to the audit committee permanent assessments on the company’s risk management processes and internal control system. BBVA Argentina has an Audit Committee according to Central Bank’s rules, which provides to the management permanent assessments about management and operating processes, and risks of the company.

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

Code of Ethics

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain. BBVA Argentina’s Board approved in December 18, 2003 a “Code of Conduct of BBVA Argentina and its group of companies in Argentina”, which applies to all management and employees, with no exceptions, the English translation of which is available to the public on BBVA Argentina’s website. See “Item 16B. Code of Ethics” above. BBVA Argentina believes that its Code of Conduct complies with NYSE requirements.

Certifications by the CEO

NYSE Section 303A.12(a) provides that the CEO shall on a yearly basis certify to NYSE that he/she knows of no violation by the company of NYSE Sections relating to corporate governance. No such certification is required by Argentine law or by BBVA Argentina’s by-laws.

Notification of Non-fulfillment

Under NYSE Section 303A.12(b), the CEO shall notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfilment of any applicable provision under NYSE Section 303A.

No such provision regarding notification of non-fulfilment of NYSE Section 303A is contained in Argentine law or BBVA Argentina’s by-laws, but BBVA Argentina CEO will comply with the notice provisions as set forth under NYSE Section 303A.12(b).

- PART III -

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of the financial statements filed as a part of this annual report.

ITEM 19. EXHIBITS

•	Index to Consolidated Financial Statements:

•	Index to Exhibits:

Exhibit Number	Description

1.1	Amended and Restated By-Laws (Estatutos) of Banco BBVA Argentina S.A.

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of Banco BBVA Argentina S.A.

2.1	Description of Registrant’s Securities Registered under Section 12 of the Exchange Act

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Certification by CEO and CFO pursuant to Section 1350, as adapted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002

15.1	Consent of KPMG

101	Interactive Data File

We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of BBVA Argentina.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO BBVA ARGENTINA S.A.

By:	/s/ Ernesto R. Gallardo Jiménez
Name: Ernesto R. Gallardo Jiménez
Title: Chief Financial Officer

Date: April 27, 2020

BANCO BBVA ARGENTINA S.A. (formerly known as BBVA Banco Francés S.A.) CONSOLIDATED FINANCIAL STATEMENTS, DECEMBER 31, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Banco BBVA Argentina S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Banco BBVA Argentina S.A. and its subsidiaries (the Company) as of December 31, 2019 and 2018, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 27, 2020, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, in 2018 the Company has changed its method of accounting for financial instruments due to the adoption of International Financial Reporting Standard 9, Financial Instruments.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the Expected Credit Loss (ECL) related to financial assets at amortized cost, at fair value through comprehensive income, loan commitments and financial guarantees

As discussed in Notes 5.4b and 12 to the consolidated financial statements, the Company’s ECL for financial assets at amortized cost, at fair value through comprehensive income, loan commitments and financial guarantees was 17,380.0 million Argentine Pesos as of December 31, 2019.

We identified the assessment of the ECL related to financial assets at amortized cost, at fair value through comprehensive income, loan commitments and financial guarantees as a critical audit matter because it involved significant measurement uncertainty requiring complex auditor judgment, as well as knowledge and experience in the industry. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained. Specifically, the assessment of the ECL encompassed the evaluation of the overall ECL methodology, inclusive of the methodologies and assumptions used to estimate the probability of default (PD), exposure at default (EAD) and loss given default (LGD), as well as the future macroeconomic scenarios. It also included assessment of the qualitative criteria used to adjust the ECL as well as our assessment of the individual ECL, including the expected discounted cash flows.

The primary procedures we performed to address this critical audit matter included the following:

•

We tested certain internal controls over the Company’s process for determining the ECL, including controls related to the (i) development and approval of the ECL methodology, (ii) determination of the methodologies and assumptions used to estimate the PD, EAD, LGD and future macroeconomic scenarios, (iii) validation of models used to calculate the ECL, (iv) calculation of the ECL estimate, and (v) assessment of qualitative criteria used to adjust the ECL. We also tested controls over the Company’s process for the assessment of the ECL calculated on an individual basis including controls over the expected discounted cash flows.

•

We assessed the ECL for certain loans evaluated on an individual basis, including assessing the expected discounted cash flows. These procedures included, among others, testing the relevance and reliability of selected data elements that are inputs used in the calculation of the ECL.

•

We involved credit risk professionals with specialized skills, industry knowledge and experience who assisted in (i) reviewing the Company’s ECL methodology for compliance with IFRS, (ii) testing the models used to calculate the ECL, including testing the validation of those models, (iii) testing the methodologies and assumptions used in calculating the PD, EAD and LGD, (iv) testing the calculation of the ECL, and (v) evaluating the qualitative criteria used to adjust the ECL and the effect of those criteria on the ECL.

We evaluated the collective results of the procedures performed to assess the sufficiency of the audit evidence obtained related to the Company’s ECL.

Assessment of the measurement of fair value of certain difficult-to-value financial instruments

As discussed in Note 40 to the consolidated financial statements, the Company had recorded 56,535.7 million Argentine Pesos of financial assets measured at fair value (of which 50,472.8 million Argentine Pesos were considered Level 2 and 3,718.0 million Argentine Pesos were considered Level 3) and 3,653.7 million Argentine Pesos financial liabilities measured at fair value (of which 3,072.9 million Argentine Pesos were considered Level 2) as of December 31, 2019. Included in these amounts are certain difficult-to-value financial instruments.

We identified the assessment of the measurement of fair value of certain difficult-to-value financial instruments as a critical audit matter. Specifically, there was a degree of subjectivity and judgment involved in evaluating the models and methodologies used to estimate the fair value of certain difficult-to-value financial instruments. Subjective auditor judgment was also required to evaluate the models’ significant inputs and assumptions, which were not directly observable in financial markets, such as the projected earnings before income tax, depreciation and amortization (EBITDA), terminal growth rates (g), Weighted Average Cost of Capital (WACC) and monthly volatility.

The primary procedures we performed to address the critical audit matter included the following:

•

Tested certain internal controls over the Company’s process to measure fair value of certain difficult to value financial instruments. This included controls related to the (i) development and approval and/or reassessment of the valuation models and methodologies, and (ii) relevance and reliability of the inputs and assumptions used to estimate fair values for certain difficult-to-value financial instruments.

•

Involved valuation professionals with specialized skill and knowledge who assisted in (i) assessing the compliance of the Company’s valuation models with IFRS, (ii) testing the relevance and reliability of significant inputs and assumptions used to estimate fair values for certain difficult-to-value financial instruments, (iii) testing the Company’s process to develop the fair value of these certain difficult-to-value financial instruments, including evaluating whether the data, inputs and assumptions are relevant and reliable and whether the models and methodologies used are appropriate, and, where appropriate (iv) developing an independent fair value estimate and comparing it to the Company’s fair value for a sample of certain difficult-to-value financial instruments.

/s/ KPMG

We have served as the Company’s auditor since 2017.

Buenos Aires, Argentina

April 27, 2020

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos)

	Notes	December 31, 2019	December 31, 2018
ASSETS

CASH AND CASH EQUIVALENTS	8	156,259,910	152,456,309

FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS		11,329,827	13,271,957
Debt securities	9.1.	4,129,970	11,549,889
Derivatives	9.2.	3,047,036	909,793
Equity instruments	9.3.	4,152,821	812,275

FINANCIAL ASSETS AT AMORTIZED COST		206,027,269	318,689,020
Other financial assets	10.1.	10,897,537	19,786,689
Loans and advances to government sector		427	317
Loans and advances to central bank		17,405	589
Loans and advances to financial institutions	10.2.	5,069,933	14,823,052
Loans and advances to customers	10.3.	190,041,967	264,512,229
Reverse repurchase agreements	10.4.	—	19,566,144

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		45,205,882	37,787,332
Debt securities	14.1.	45,178,513	37,765,909
Equity instruments	14.2.	27,369	21,423

INVESTMENT IN JOINT VENTURES AND ASSOCIATES	16	1,035,949	2,701,688

TANGIBLE ASSETS		27,488,775	26,245,661
Property and equipment	17.1.	26,071,709	26,057,844
Investment properties	17.2.	1,417,066	187,817

GOODWILL AND INTANGIBLE ASSETS	18	780,065	975,210

INCOME TAX ASSETS		3,049,836	592
Current		26,178	592
Deferred	15.1.	3,023,658	—

OTHER ASSETS	19	2,785,190	3,207,984

NON-CURRENT ASSETS HELD FOR SALE	20	208,318	833,673

TOTAL ASSETS		454,171,021	556,169,426

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

	Notes	December 31, 2019	December 31, 2018

LIABILITIES

FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		3,653,749	3,183,607
Derivatives	21.1.	3,072,947	2,118,671
Trading liabilities	21.2.	580,802	1,064,936

FINANCIAL LIABILITIES AT AMORTIZED COST		336,281,179	454,903,926
Bank loans	22.1.	6,148,876	8,503,124
Deposits from government sector		2,938,134	2,376,343
Deposits from financial institutions		178,421	452,455
Deposits from customers	22.2.	290,871,492	396,380,219
Repurchase agreements	22.3.	—	22,030
Other financial liabilities	22.4.	28,825,175	43,364,418
Debt securities issued	23	7,319,081	3,805,337

PROVISIONS	24	5,313,693	2,627,636

INCOME TAX LIABILITIES		7,505,553	8,541,581
Current		7,505,553	5,655,564
Deferred	15.1.	—	2,886,017

OTHER LIABILITIES	25	17,079,777	16,854,108

TOTAL LIABILITIES		369,833,951	486,110,858

EQUITY
Share capital	26	612,710	612,660
Share premium		19,382,148	19,372,417
Inflation adjustment to share capital		13,529,577	13,529,523
Reserves		67,963,345	46,726,021
Accumulated loss		(19,187,644)	(10,275,106)
Accumulated other comprehensive income		460,246	46,731

Equity attributable to owners of the Bank		82,760,382	70,012,246
Non-controlling interests		1,576,688	46,322

TOTAL EQUITY		84,337,070	70,058,568

TOTAL LIABILITIES AND EQUITY		454,171,021	556,169,426

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(in thousands of Argentine pesos)

	Notes	December 31, 2019	December 31, 2018	December 31, 2017
Interest income	28.1.	114,857,754	86,873,096	54,939,993
Interest expenses	28.2.	(48,569,727)	(38,055,410)	(18,397,317)

NET INTEREST INCOME		66,288,027	48,817,686	36,542,676

Fee and commission income	29	17,611,332	19,343,960	16,571,298
Fee and commission expense	30	(9,432,790)	(8,463,097)	(7,510,673)
Gains on financial assets and liabilities at fair value through profit or loss, net	31	11,462,033	178,204	6,709,089
(Losses) gains on derecognition of financial assets not measured at fair value through profit or loss, net	32	(59,405)	(210,350)	18,434
Exchange differences, net	33	10,302,892	9,982,224	5,195,194
Other operating income	34	8,801,349	3,241,213	2,989,237
Other operating expenses	35	(16,180,646)	(12,282,040)	(11,300,787)

GROSS INCOME		88,792,792	60,607,800	49,214,468

Administration costs		(30,650,811)	(30,057,186)	(30,199,780)

Personnel benefits	36	(16,672,841)	(16,748,796)	(17,262,857)
Other administrative expenses	37	(13,977,970)	(13,308,390)	(12,936,923)
Depreciation and amortization	38	(4,207,771)	(2,957,059)	(2,198,822)
Impairment of financial assets	12	(15,752,414)	(5,897,990)	(3,888,609)
Loss on net monetary position	3.2.	(20,213,528)	(17,927,987)	(9,475,736)

NET OPERATING INCOME		17,968,268	3,767,578	3,451,521

Share of profit of equity accounted investees		128,119	488,453	520,435

PROFIT BEFORE TAX		18,096,387	4,256,031	3,971,956

Income tax expense	15.3.	(2,072,167)	(6,670,742)	(1,111,427)

PROFIT (LOSS) FOR THE YEAR		16,024,220	(2,414,711)	2,860,529

Attributable to owners of the Bank		16,027,533	(2,291,690)	2,928,692
Attributable to non-controlling interest		(3,313)	(123,021)	(68,163)

EARNINGS PER SHARE
Basic earnings per share	6	26.1601	(3.7406)	5.1389
Diluted earnings per share	6	26.1601	(3.7406)	5.1389

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017.

(in thousands of Argentine pesos)

	December 31, 2019	December 31, 2018	December 31, 2017
Profit (loss) for the year	16,024,220	(2,414,711)	2,860,529
Items that are or may be subsequently reclassified to profit or loss

Profit or loss for financial instruments at fair value through other comprehensive income (FVOCI)
Loss for the year for financial instruments at fair value through other comprehensive income (FVOCI)	(931,359)	(569,930)	(79,481)
Adjustment for reclassifications in the year	59,405	225,320	(233,676)
Related income tax	1,440,296	102,900	99,347

	568,342	(241,710)	(213,810)

Share in other comprehensive income (OCI) from investees at equity method
Share in OCI from investees at equity-method	(148,279)	199,026	(5,604)

	(148,279)	199,026	(5,604)

Profit or loss for hedging instruments - Cash flow hedge
Profit or loss for the year for hedging instruments	(24,593)	—	—
Related income tax	6,223	—	—

	(18,370)	—	—

Items that will not be reclassified to profit or loss

Profit or loss for equity instruments at fair value through other comprehensive income (FVOCI)
Profit for the year for equity instruments at fair value through other comprehensive income (FVOCI)	3,765	—	—
Related income tax	(1,129)	—	—

	2,636	—	—

Other comprehensive income (loss), net of tax	404,329	(42,684)	(219,414)

Total comprehensive income (loss) for the year	16,428,549	(2,457,395)	2,641,115

Total comprehensive income (loss):
Attributable to owners of the Bank	16,441,048	(2,334,374)	2,709,278
Attributable to non-controlling interests	(12,499)	(123,021)	(68,163)

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

(in thousands of Argentine pesos)

				Other comprehensive income		Reserves
Transactions	Share capital	Share premium	Inflation adjustment to share capital	Fair value reserve	Share of OCI from associates and joint ventures	Legal reserve	Other reserves	Accumulated loss	Total equity attributable to owners of the Bank	Non- controlling interest	Total equity
Balance at December 31, 2018	612,660	19,372,417	13,529,523	(156,308)	203,039	12,903,077	33,822,944	(10,275,106)	70,012,246	46,322	70,058,568
Total comprehensive income for the year
- Profit (Loss) for the year	—	—	—	—	—	—	—	16,027,533	16,027,533	(3,313)	16,024,220
- Other comprehensive income for the year	—	—	—	567,213	(153,698)	—	—	—	413,515	(9,186)	404,329
- Distribution of retained earnings as per the Shareholders’ Meeting held on April 24, 2019
Legal reserve	—	—	—	—	—	2,957,792	—	(2,957,792)	—	—	—
Cash dividends (1)	—	—	—	—	—	—	—	(3,702,747)	(3,702,747)	—	(3,702,747)
Other reserves	—	—	—	—	—	—	18,279,532	(18,279,532)	—	—	—
- Other net increases
- Pending issuance (Note 26)	50	9,731	54	—	—	—	—	—	9,835	(8,865)	970
- Gain of control over subsidiaries (Note 42)	—	—	—	—	—	—	—	—	—	1,551,730	1,551,730

Balances at December 31, 2019	612,710	19,382,148	13,529,577	410,905	49,341	15,860,869	52,102,476	(19,187,644)	82,760,382	1,576,688	84,337,070

(1)	Dividends per share amounts to 6.043726

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

(in thousands of Argentine pesos)

				Other comprehensive income		Reserves
Transactions	Share capital	Share premium	Inflation adjustment to share capital	Fair value reserve	Share of OCI from associates and joint ventures	Legal reserve	Other reserves	Accumulated loss	Total equity attributable to owners of the Bank	Non- controlling interest	Total equity
Balance at December 31, 2017	612,660	19,372,417	13,529,523	85,401	4,014	11,295,381	29,402,679	1,170,978	75,473,053	699,605	76,172,658
Adjustment on initial application of IFRS 9, net of tax	—	—	—	—	—	—	—	(1,115,913)	(1,115,913)	—	(1,115,913)

Restated balance at the beginning of the year	612,660	19,372,417	13,529,523	85,401	4,014	11,295,381	29,402,679	55,065	74,357,140	699,605	75,056,745

Total comprehensive loss for the year
- Loss for the year	—	—	—	—	—	—	—	(2,291,690)	(2,291,690)	(123,021)	(2,414,711)
- Other comprehensive loss for the year	—	—	—	(241,709)	199,025	—	—	—	(42,684)	—	(42,684)
- Distribution of retained earnings as per the Shareholders’ Meeting held on April 10, 2018
Legal reserve	—	—	—	—	—	1,607,696	—	(1,607,696)	—	—	—
Cash dividends (1)	—	—	—	—	—	—	—	(2,010,520)	(2,010,520)	—	(2,010,520)
Other reserves	—	—	—	—	—	—	4,420,265	(4,420,265)	—	—	—
- Other net increases	—	—	—	—	—	—	—	—	—	37,613	37,613
- Loss of control of subsidiary	—	—	—	—	—	—	—	—	—	(567,875)	(567,875)

Balances at December 31, 2018	612,660	19,372,417	13,529,523	(156,308)	203,039	12,903,077	33,822,944	(10,275,106)	70,012,246	46,322	70,058,568

(1)	Dividends per share amounts to 3.281626

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

(in thousands of Argentine pesos)

				Other comprehensive income		Reserves
Transactions	Share capital	Share premium	Inflation adjustment to share capital	Fair value reserve	Share of OCI from associates and joint ventures	Legal reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Bank	Non- controlling interest	Total equity
Balance at January 1, 2017	536,878	3,050,047	13,416,530	299,211	9,618	9,349,455	24,051,594	7,777,235	58,490,568	768,339	59,258,907
Total Comprehensive income for the year
- Profit (Loss) for the year	—	—	—	—	—	—	—	2,928,692	2,928,692	(68,163)	2,860,529
- Other comprehensive loss for the year	—	—	—	(213,810)	(5,604)	—	—	—	(219,414)	—	(219,414)
- Distribution of retained earnings as per the Shareholders’ Meeting held on March 30, 2017
Legal reserve	—	—	—	—	—	1,945,926	—	(1,945,926)	—	—	—
Cash dividends (1)	—	—	—	—	—	—	—	(2,237,938)	(2,237,938)	—	(2,237,938)
Other reserves	—	—	—	—	—	—	5,351,085	(5,351,085)	—	—	—
-Subscription of shares approved by the Shareholders’ Meeting held on June 13, 2017 (Note 26)	75,782	16,322,370	112,993	—	—	—	—	—	16,511,145	—	16,511,145
- Other distributions	—	—	—	—	—	—	—	—	—	(571)	(571)

Balances at December 31, 2017	612,660	19,372,417	13,529,523	85,401	4,014	11,295,381	29,402,679	1,170,978	75,473,053	699,605	76,172,658

(1)	Dividends per share amounts to 2.29327

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(in thousands of Argentine pesos)

	December 31, 2019	December 31, 2018	December 31, 2017
Cash flow from operating activities
Profit before tax	18,096,387	4,256,031	3,971,956

Adjustments to obtain cash flows from operating activities:	(22,307,043)	(35,300,886)	(16,789,034)
Depreciation and amortization	4,207,771	2,957,059	2,198,822
Net impairment loss of financial assets	15,752,414	5,897,990	3,888,609
Accrued interest	(69,275,805)	(50,158,049)	(37,347,882)
Exchange rate	(25,718,384)	(27,441,940)	2,855,872
Inflation effect on cash and cash equivalents balances	56,349,067	33,646,939	12,112,434
Gain on sale of Prisma Medios de Pagos S.A.	(3,821,089)	—	—
Put option - Prisma Medios de Pagos S.A.	(685,000)	—	—
Other adjustments	883,983	(202,885)	(496,889)

Net decreases (increases) due to changes in operating assets:	108,938,183	(6,267,389)	(102,889,796)
Financial assets at fair value through profit or loss (FVTPL)	2,647,800	1,333,733	(3,419,633)
Financial assets at amortized cost
Other financial assets	8,741,811	(3,522,205)	(3,806,973)
Loans and advances to financial institutions	7,882,183	(6,372,793)	(2,802,686)
Loans and advances to customers	77,998,676	13,057,756	(66,323,533)
Loans and advances to government sector	(110)	26	24,572
Reverse repurchase agreements	19,510,749	(5,389,798)	(14,130,215)
Financial assets at fair value through other comprehensive income	(8,286,739)	434,840	(12,501,176)
Other assets	443,813	(5,808,948)	69,848

Net (decreases) increases due to changes in operating liabilities:	(127,869,384)	67,557,501	35,517,033
Financial liabilities at amortized cost
Deposits from financial institutions	(274,034)	82,828	(261,566)
Deposits from customers	(103,498,356)	45,719,429	30,009,675
Deposits from government sector	579,718	14,026	(5,044,227)
Repurchase agreements	(230,769)	(626,212)	265,199
Financial liabilities at FVTPL	508,997	2,661,725	356,619

Other financial liabilities	(24,954,940)	19,705,705	10,191,333

Income tax paid	(1,598,745)	(2,090,169)	(2,020,822)

Interest received	109,383,620	80,202,153	54,405,003
Interest paid	(46,139,324)	(32,817,660)	(17,562,664)

Total cash flows generated by/(used in) operating activities	38,503,694	75,539,581	(45,368,324)

The accompanying explanatory notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(in thousands of Argentine pesos) (cont.)

	December 31, 2019	December 31, 2018	December 31, 2017
Accounts
Cash flows from investing activities

Payments:	(2,998,195)	(3,052,013)	(3,836,789)
Purchase of property and equipment, intangible assets and other assets	(2,998,195)	(2,925,840)	(3,836,789)
Loss of control of the subsidiary	—	(126,173)	—

Collections:	3,837,762	1,781,892	719,094
Sale of equity instruments	2,492,169	—	—
Sale of property and equipment, intangible assets and other assets	—	1,008,030	15,743
Cash and cash equivalents – Gain of control over subsidiaries	257,767	—	—
Dividends received	1,087,826	773,862	703,351

Total cash flows generated by / (used in) investing activities	839,567	(1,270,121)	(3,117,695)

Cash flows from financing activities

Payments:	(10,195,721)	(4,071,470)	(5,223,583)
Dividends	(3,702,747)	(2,010,520)	(2,237,938)
Debt security payments - Capital	(3,219,779)	(837,250)	(2,046,303)
Debt security payments - Interest	(2,469,755)	(1,219,831)	(867,990)
BCRA	—	(3,869)	(71,352)

Payment of lease liabilities	(803,440)	—	—

Collections:	5,286,744	1,619,261	19,001,210

Issuance of own equity instruments	—	—	16,511,145
Non controling interest capital contribution	—	437,481	—
Debt securities issued - Capital	5,285,392	1,181,780	2,490,065
BCRA	1,352	—	—

Total cash flows (used in) / generated by financing activities	(4,908,977)	(2,452,209)	13,777,627

Effect of exchange rate changes on cash and cash equivalents	25,718,384	27,441,940	(2,855,872)
Inflation effect on cash and cash equivalents balances	(56,349,067)	(33,646,939)	(12,112,434)

Total changes in cash and cash equivalents	3,803,601	65,612,252	(49,676,698)

Cash and cash equivalents at the beginning of the year (Note 8)	152,456,309	86,844,057	136,520,755

Cash and cash equivalents at the end of the year (Note 8)	156,259,910	152,456,309	86,844,057

The accompanying explanatory notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos)

1.	General information

Banco BBVA Argentina S.A. (hereinafter “BBVA Argentina”, the “Bank” or the “Entity”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 251 national branches.

Since December 1996, BBVA Argentina is controlled by Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, “BBVA Group” or the “controlling entity”), which directly and indirectly owns 66.55% of the share capital of the Bank as of December 31, 2019.

These Consolidated Financial Statements relate to the Bank and its subsidiaries (collectively, the “Group”). The Bank’s subsidiaries are detailed in Note 42.

Part of the Bank’s share capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.

In 2019 the Bank changed its corporate name from BBVA Banco Francés S.A. to Banco BBVA Argentina S.A. On July 25, 2019, the BCRA served notice of the approval of the change of corporate name by way of Resolution No. 166. On September 18, 2019, the Argentine Securities Commission (CNV) submitted the proceedings related to the Entity’s by-laws amendment and restatement to the Argentine Superintendence of Corporations (IGJ) for registration. On October 17, 2019, the IGJ registered the Entity’s change of corporate name and the restatement of its by-laws under No. 21332 of Book 97, “Corporations” volume. On November 4, 2019, the BCRA handed down the related Communication “C” 85251, giving notice of the Entity’s new corporate name.

1.1.	Economic context

The future development of Argentina’s macroeconomic conditions is somewhat uncertain as a consequence of the volatility of financial assets, and certain laws and regulations recently enacted by the new national government, affecting the foreign exchange market, the projected future changes in interest rates, and inflation levels. In the fiscal year ended December 31, 2019, cumulative inflation was 53.8%.

In particular, and concerning financial assets, the Argentine Government issued Decree No. 596/2019 dated August 28, 2019, postponing the maturity of short-term securities (Letes, Lecap, Lecer, and Lelink). Additionally, by means of Decree No. 49/2019 dated December 19, 2019, the Argentine Government postponed the repayment of US-dollar denominated Treasury Bills until August 31, 2020.

As of December 31, 2019, the Entity has holdings of Government securities subject to restructuring with accrual value of 8,661,041. These securities are measured at fair value through other comprehensive income, and were measured at 4,801,364 to reflect the decline in prices.

On September 1, 2019, the Argentine Government published Executive Decree No. 609/2019 setting forth extraordinary and interim guidelines concerning the foreign exchange market. In addition, the BCRA issued Communication “A” 6770, as amended, whereby, among other measures, it provided that up to and including December 31, 2019, the BCRA’s previous consent would be required to access the foreign exchange market for the remittance of profits and dividends, payment of services to foreign related companies, and early payment of financial debts (principal or interest) over three business days before their due date. Then, on December 30, 2019, the BCRA issued Communication “A” 6856, establishing that the preceding provisions would remain in force on and after December 31, 2019.

Against this backdrop, on December 23, 2019, the Public Emergency, Social Solidarity and Productive Revival Law (the “Economic Emergency Law”) was published in the Official Gazette, declaring Argentina in economic, financial, administrative, social security, energy, public health and social emergency until December 31, 2020. On December 28, 2019, Regulatory Decree No. 99/2019 of the Economic Emergency Law was enacted by the Argentine Government, whereby several changes to address economic, financial, tax, administrative, social security, utility rates, energy, public health, and social issues, among others, were introduced

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

The Economic Emergency Law has also postponed until December 31, 2021 the reduction of the income tax rate (see Note 15) and 2017 Fiscal Covenant which established a gradual decrease in turnover tax until December 31, 2020.

The Entity’s management monitors the development of these events on an ongoing basis in order to define the potential actions to be taken and identify their impacts on its financial position.

2.	Basis of preparation.

2.1	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”).

These consolidated financial statements have been approved by the Management of Banco BBVA Argentina S.A. on April 27 2020.

2.2	Comparative information

Leases

As of January 1, 2019, IFRS 16 “Leases” replaced IAS 17 “Leases” and includes changes in the lesee accounting model (see Note 7.2). This amendment was applied using the modified retrospective method and the previous years have not been restated for comparison purposes as allowed by the standard.

Hyperinflacionary economies

In 2019, the information as of December 31, 2018 and 2017 was restated for comparative purposes for hyperinflationary economies in accordance with IAS 29 “Financial information in hyperinflationary economies” (see Note 3.2).

Application of IFRS 9

As of January 1, 2018, IFRS 9 “Financial instruments” replaced IAS 39 “Financial instruments: Recognition and Measurement” and included changes in the requirements for the classification and measurement of financial assets and liabilities and the impairment of financial assets (see Note 5.4.c). As permitted by the standard, IFRS 9 was not applied retrospectively for previous years.

3.	Functional and presentation currency and hyperinflationary accounting

3.1.	Functional and presentation currency

The Argentine Peso is the functional and presentation currency of the Bank and its subsidiaries. All amounts are stated in thousands of Argentine pesos, unless otherwise stated.

3.2.	Hyperinflationary Accounting

IAS 29 Financial Reporting in Hyperinflationary Economies requires an entity whose functional currency is the currency of a hyperinflationary economy, to state the assets, liabilities, income and expenses in terms of the measuring unit current at the end of reporting period.

An economy is considered to be a hyperinflationary economy when, among other criteria, it has cumulative inflation of approximately 100% or more over a 3-year period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

The Bank’s management took into account the increase in the levels of inflation suffered by the Argentine economy in the first months of 2018 and applied the parameters established by IAS 29 and determined that the Argentine economy should be considered as hyperinflationary. Consequently, IAS 29 has been applied to financial information prepared as from July 1, 2018.

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

The general price index increased 53.83%, 47.65% and 24.80% during 2019, 2018 and 2017, respectively.

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

Since the Group prepares its financial information based on a historical cost approach, it has applied IAS 29 to the comparative periods as follows:

•

Restated the Consolidated statement of profit or loss, the Consolidated statement of comprehensive income, the Consolidated statement of changes in equity and Consolidated statements of cash flow for the year ended December 31, 2018 and 2017, including the calculation and separate disclosure of the gain or loss on the net monetary position.

•	Restated the Consolidated statement of financial position as of December 31, 2018.

In order to apply IAS 29 to the Consolidated statement of financial position, the Group has applied the following methodology and criteria:

•	Non-monetary items have been restated by applying the general price index. The restated amounts have been reduced to their recoverable value by applying the pertinent IFRS, if necessary.

•	Monetary items have not been restated.

•	Assets and liabilities linked by agreement to changes in prices, such as index linked bonds and loans, have been measured in accordance with the pertinent agreement.

•	The measurement of Investments accounted for under the equity method, have been determined based on financial information of the associates and joint ventures prepared in accordance with IAS 29.

•	Deferred income tax assets and liabilities have been recalculated based on the restated amounts.

In order to apply IAS 29 to the Consolidated statement of profit or loss, the Consolidated statement of comprehensive income and the Consolidated statement of cash flows, the Group has applied the following methodology and criteria:

•

All items in the Consolidated statement of profit or loss, Consolidated statement of comprehensive income and Consolidated statement of cash flows have been expressed in terms of the measuring unit current at December 31, 2019.

•	The gain or loss on the net monetary position is included in the Consolidated statement of profit or loss.

•

The gain or loss generated by cash and cash equivalents is presented in the Consolidated statement of cash flows separately from cash flows from operating, investing and financing activities as a specific item in the reconciliation between cash and cash equivalents at the beginning and at the end of the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

4.	Accounting estimates and judgments

In preparing these consolidated financial statements, the Board of Directors has made judgments, estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, income and expenses.

The related estimates and assumptions are based on expectations and other factors deemed reasonable, the result of which are the basis for the judgments on the value of assets and liabilities, which are not easily obtained from other sources. Actual results may differ from these estimates.

The underlying estimates and assumptions are continuously under review. The effect of the review of accounting estimates is recognized prospectively.

4.1.	Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is described in Note 3 “Functional and presentation currency and hyperinflationary accounting” and Note 5 “Significant accounting policies” in the following titles:

•	Note 3.2. – “Hyperinflationary Accounting”

•	Note 5.1. – “Basis of consolidation”

•	Note 5.4.b) – “Financial assets and liabilities – Policy applicable from January 1, 2018 — Classification of financial assets”

•	Note 5.4.b) – “Financial assets and liabilities – Policy applicable from January 1, 2018 — Impairment of financial assets”

•	Note 5.18. – “Leases”

4.2.	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in these consolidated financial statements within the next financial year is included in the following notes:

•	Note 11 – “Measurement of Expected Credit Losses (ECL)” regarding impairment of financial assets

•	Note 15 – “Income tax”, regarding availability of future taxable profit against which deferred tax assets may be realized and the effect of the final resolution of uncertain tax positions.

•	Note 24 – “Provisions”, regarding the likelihood, timing and amount of outflow of resources.

•	Note 40 b.3 – “Valuation techniques for Levels 2 and 3”.

4.3.	Fair value measurement

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

Fair values are categorized into different levels in the fair value hierarchy based on the input data used in the measurement techniques, as follows:

•	Level 1: quoted prices in active markets (unadjusted) for identical assets or liabilities.

•	Level 2: fair value estimated with observable market inputs.

•	Level 3: inputs that are unobservable.

The Group recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

5.	Significant accounting policies

Except as described in 2.2., the Group has consistently applied the following accounting policies in all periods presented in these consolidated financial statements.

5.1.	Basis of consolidation

a)	Subsidiaries

Subsidiaries are all entities (including structured entities, if any) controlled by the Group. The Group controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. At each period-end, the Group reassesses whether it has control if there are changes to one or more of the elements of control.

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

The financial statements of subsidiaries were prepared as of the same dates and for the same fiscal years as those of Banco BBVA Argentina S.A., consistently applying accounting policies in line with those the Bank relies on.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

f)	Transactions eliminated on consolidation

Intra-Group balances and transactions, and any unrealized income and expenses arising from intra-Group transactions, are eliminated in preparing the consolidated financial statements.

g)	Business combinations

The Group accounts for business combinations using the acquisition method, when control is transferred to the Group. Generally, the consideration transferred for the acquisition is measured at fair value, similarly to the net identifiable assets acquired. The Group also relies on the acquisition method to account for business combinations with no consideration transferred. Goodwill is tested for impairment on an annual basis. Any income from the acquisition under too favorable conditions is recognized the income statement. Transaction costs are accounted for as expenses when incurred, other than to the extent related to the issuance of debt or equity instruments.

5.2.	Foreign currency

Transactions in foreign currencies are translated into the respective functional currency of Bank at the spot exchange rates published by the BCRA at the date of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the spot exchange rate at the reporting date.

Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined. Non-monetary assets and liabilities that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Foreign currency differences arising from translation are recognized in profit or loss.

5.3.	Cash and cash equivalents

Cash and cash equivalents includes cash, bank deposits, balances with central banks, balances with no restrictions kept with the BCRA and on-demand accounts held at financial institutions that are subject to an insignificant risk of changes in their fair value which are used by the Bank in the management of its short-term commitments.

Cash and cash equivalents are carried at amortised cost in the Consolidated Statement of Financial Position.

5.4.	Financial assets and liabilities

a)	Initial recognition and measurement

The Group initially recognizes loans, deposits, debt securities issued and liabilities on the date on which they are originated. All other financial instruments (including ordinary course purchases and sales of financial assets) are recognized on the trade date, which is the date when the Group becomes party to the contractual provisions of the instrument.

The Group recognizes purchases of financial instruments with the commitment to resell at a certain price as a loan granted in the line “Reverse repurchase agreements” in the Consolidated statement of financial position. The difference between the purchase and sale prices of those instruments is recorded as interest accrued during the term of the transactions using the effective interest method.

Financial assets and financial liabilities are initially recognized at fair value. Instruments not measured at fair value through profit or loss (FVTPL) are recognized at fair value plus (in the case of assets) or minus (in the case of liabilities) the transaction costs directly attributable to the acquisition of the asset or the issuance of the liability.

The transaction price is usually the best evidence of fair value for initial recognition.

However, if the Group determines that the fair value at initial recognition is different than the consideration received or paid, when the fair value is classified as Level 1 or 2, the financial instrument is initially recognized at fair value and the difference is recognized in profit or loss. If the fair value at initial recognition is classified as Level 3, the difference between the fair value and the consideration is deferred in the term of the instrument.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

b)	Policy applicable from January 1, 2018

Classification of financial assets

On initial recognition, financial assets are classified as measured at amortized cost, fair value through Other Comprehensive Income (FVOCI) or fair value through profit or loss (FVTPL).

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

A financial asset is measured at FVOCI only if it meets both of the following conditions and is not designated as at FVTPL:

•	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	The contractual terms of the financial asset give rise to cash flows that are SPPI on the principal amount outstanding.

For a financial asset measured at FVOCI, gains and losses are recognised in OCI, except for the following, which are recognised in profit or loss in the same manner as for financial assets measured at amortised cost:

•	Interest revenue using the effective interest method;

•	Expected credit losses (“ECL”) and reversals; and

•	Foreign exchange gains and losses.

When a financial asset measured at FVOCI is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss.

On initial recognition of an equity investment that is not held for trading, the Bank may irrevocably elect to, for each individual instrument, present subsequent changes in fair value in OCI. Gains and losses on such equity instruments are never reclassified to profit or loss and no impairment is recognised in profit or loss. Dividends are recognised in profit or loss unless they clearly represent a recovery of part of the cost of the investment, in which case they are recognised in OCI. Cumulative gains and losses recognised in OCI are transferred to retained earnings on disposal of an investment.

On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

All other financial assets are classified as measured at FVTPL. This category includes derivative financial instruments.

Business model assessment

The Group makes an assessment of the objective of a business model in which an asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•	The stated policies and objectives for the portfolio and the operation of those policies in practice,

•	How the performance of the portfolio is evaluated and reported to the Group’s management,

•	The risks that affect the performance of the business model and how those risks are managed,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

•	How managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

•

The frequency, volume and timing of sales in prior periods, the reasons for such sales and its expectations about future sales activity. However, information about sales activity is not considered in isolation, but as part of an overall assessment of how the Group’s stated objective for managing the financial assets is achieved and how cash flows are realized.

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

In making the assessment, the Group considers:

•	Contingent events that would change the amount and timing of cash flows;

•	Leverage features;

•	Prepayment and extension terms;

•	Terms that limit the Bank´s claim to cash flows from specified assets; and

•	Features that modify consideration of the time value of money (e.g. periodical reset of interest rate).

Reclassification

Financial assets are not reclassified after their initial recognition, except for a change in the Group’s business models. Financial liabilities are not be reclassified.

Classification of financial liabilities

The Group classifies its financial liabilities, other than derivatives, financial guarantees and liabilities at fair value through profit or loss as measured at amortized cost.

Financial liabilities held for trading and derivative financial instruments are measured at FVTPL.

Financial liabilities held for trading have been acquired or incurred principally for the purpose of selling or repurchasing in the near term, or held as part of a portfolio that is managed together for short-term profit or position taking. Trading liabilities are initially recognised and subsequently measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognised in profit or loss. All changes in fair value are recognised as part of net trading income in profit or loss.

‘Financial guarantees’ are contracts that require the Group to make specified payments to reimburse the holder for a loss that it incurs because a specified debtor fails to make payment when it is due in accordance with the terms of a financial asset.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

Modifications of financial assets and financial liabilities

i) Financial assets

If the terms of a financial asset are modified, then the Group evaluates whether the cash flows of the modified asset are substantially different.

If the cash flows are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this case, the original financial asset is derecognised and a new financial asset is recognised at fair value plus any eligible transaction costs. Any fees received as part of the modification are accounted for as follows:

•	Fees that are considered in determining the fair value of the new asset and fees that represent reimbursement of eligible transaction costs are included in the initial measurement of the asset; and

•	Other fees are included in profit or loss as part of the gain or loss on derecognition.

If cash flows are modified when the borrower is in financial difficulties, then the objective of the modification is usually to maximise recovery of the original contractual terms rather than to originate a new asset with substantially different terms. If the Group plans to modify a financial asset in a way that would result in forgiveness of cash flows, then it first considers whether a portion of the asset should be written off before the modification takes place. This approach impacts the result of the quantitative evaluation and the derecognition criteria are not usually met in such cases.

If the modification of a financial asset measured at amortised cost or FVOCI does not result in derecognition of the financial asset, then the Group first recalculates the gross carrying amount of the financial asset using the original effective interest rate of the asset and recognises the resulting adjustment as a modification gain or loss in profit or loss. For floating-rate financial assets, the original effective interest rate used to calculate the modification gain or loss is adjusted to reflect current market terms at the time of the modification. Any costs or fees incurred and fees received as part of the modification adjust the gross carrying amount of the modified financial asset and are amortised over the remaining term of the modified financial asset.

If such a modification is carried out because of financial difficulties of the borrower, then the gain or loss is presented together with impairment losses. In other cases, it is presented as interest income calculated using the effective interest rate method.

ii) Financial liabilities

The Group derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognised at fair value. The difference between the carrying amount of the financial liability derecognised and consideration paid is recognised in profit or loss. Consideration paid includes non-financial assets transferred, if any, and the assumption of liabilities, including the new modified financial liability.

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

Derecognition of financial assets and liabilities

i) Financial assets

The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognised) and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in OCI is recognised in profit or loss.

From January 1, 2018 any cumulative gain/loss recognised in OCI in respect of equity investment securities designated as at FVOCI is not recognised in profit or loss on derecognition of such securities. Any interest in transferred financial assets that qualify for derecognition that is created or retained by the Group is recognised as a separate asset or liability.

The Group enters into transactions whereby it transfers assets recognised on its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets or a portion of them. In such cases, the transferred assets are not derecognised. Examples of such transactions are securities lending and sale-and-repurchase transactions.

When assets are sold to a third party with a concurrent total rate of return swap on the transferred assets, the transaction is accounted for as a secured financing transaction similar to sale-and-repurchase transactions, because the Group retains all or substantially all of the risks and rewards of ownership of such assets.

In transactions in which the Group neither retains nor transfers substantially all of the risks and rewards of ownership of a financial asset and it retains control over the asset, the Group continues to recognise the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

In certain transactions, the Group retains the obligation to service the transferred financial asset for a fee. The transferred asset is derecognised if it meets the derecognition criteria. An asset or liability is recognised for the servicing contract if the servicing fee is more than adequate (asset) or is less than adequate (liability) for performing the servicing.

ii) Financial liabilities

The Group derecognises a financial liability when its contractual obligations are discharged, cancelled, or expire.

Impairment of financial assets

The IFRS 9 impairment model is applied to financial assets valued at amortized cost and to financial assets valued at fair value with changes in other comprehensive income, except for investments in equity instruments. Likewise, all the financial instruments valued at fair value through profit and loss are excluded from the impairment model.

The standard classifies financial instruments into three categories, which depend on the evolution of their credit risk from the moment of initial recognition. The first category includes the transactions with no significant increase in credit risk since their initial recognition and not impaired for which a 12-month ECL is recognised (Stage 1); the second comprises the financial assets for which a significant increase in credit risk has been identified since its initial recognition but which are not credit-impaired (Stage 2) for which a lifetime ECL is recognised; and the third category which is for impaired financial assets where one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred (Stage 3).

The calculation of the allowances for credit risk in each of these three categories are done differently following concepts of expected loss:

•

Expected loss at 12 months: expected credit loss that arises from possible default events within 12 months following the presentation date of the financial statements, applicable for financial assets classified as Stage 1; and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

•

Lifetime Expected Credit Losses of the transaction: this is the expected credit loss that arises from all possible default events over the remaining life of the financial instrument, applicable for financial assets classified as Stage 2 and 3.

All this requires considerable judgment, both in the modeling for the estimation of the expected losses and in the forecasts, on how the economic factors affect such losses, which must be carried out on a weighted probability basis.

The Group has applied the following definitions in accordance with IFRS 9:

Default

BBVA Argentina has applied a definition of default for financial instruments that is consistent with that used in internal credit risk management, as well as the indicators under applicable regulation at the date of implementation of IFRS 9. Both qualitative and quantitative indicators have been considered.

In accordance with IFRS 9, the 90-day past-due stipulation may be waived in cases where the Group considers it appropriate, based on reasonable and documented information that it is appropriate to use a longer term. As of December 31, 2019, the Group has not considered waiving the past-due stipulation for any of the portfolios.

Restructured asset

If the terms of a financial asset are renegotiated or modified or an existing financial asset is replaced with a new one due to financial difficulties of the borrower, then an assessment is made of whether the financial asset should be derecognised and ECL are measured as follows.

•

If the restructuring will not result in derecognition of the existing asset, then the expected cash flows arising from the modified financial asset are included in calculating the cash shortfalls from the existing asset.

•

If the restructuring will result in derecognition of the existing asset, then the expected fair value of the new asset is treated as the final cash flow from the existing financial asset at the time of its derecognition. This amount is included in calculating the cash shortfalls from the existing financial asset that are discounted from the expected date of derecognition to the reporting date using the original effective interest rate of the existing financial asset.

Credit-impaired financial assets

At each reporting date the Group assesses whether the financial assets carried at amortized cost and debt financial assets carried at FVOCI and finance lease receivables are credit-impaired (Stage 3).

An asset is credit-impaired according to IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the asset. Evidence that a financial asset is credit-impaired includes observable data about the following events:

•	Significant financial difficulty of the issuer or the borrower.

•	A breach of contract (e.g. a default or past due event).

•	A lender having granted a concession to the borrower – for economic or contractual reasons relating to the borrower’s financial difficulty – that the lender would not otherwise consider.

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization.

•	The disappearance of an active market for a security because of financial difficulties.

It may not be possible to identify a single discrete event. Instead, the combined effect of several events may cause financial assets to become credit-impaired.

The definition of impaired financial assets in the Group is aligned with the definition of default explained previously.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

Significant increase in credit risk

The objective of the impairment requirements is to recognize lifetime expected credit losses for financial instruments for which there have been significant increases in credit risk since initial recognition considering all reasonable and supportable information, including that which is forward-looking.

The model developed by the Group for assessing the significant increase in credit risk has a two-prong approach:

•

Quantitative criterion: the Group uses a quantitative analysis based on comparing the current expected probability of default over the life of the transaction with the original adjusted expected probability of default, so that both values are comparable in terms of expected default probability for their residual life. The thresholds used for considering a significant increase in risk take into account special cases according to geographic areas and portfolios. Depending on how old current operations are, at the time implementation of the standard, some simplification has been made to compare the probabilities of default between the current and the original moment, based on the best information available at that moment.

•

Qualitative criterion: most indicators for detecting significant risk increase are included in the Group’s systems through rating/scoring systems or macroeconomic scenarios, so quantitative analysis covers the majority of circumstances. The Group will use additional qualitative criteria when it considers it necessary to include circumstances that are not reflected in the rating/score systems or macroeconomic scenarios used.

Additionally, instruments under one of the following main circumstances are classified as Stage 2 (Qualitative criterion):

•

More than 30 days past due. However this presumption can be rebutted in those cases in which the Group considers, based on reasonable and documented information, that such non-payment does not represent a significant increase in risk. The Group has not considered periods superior to 30 days for any of the significant portfolios.

•	Watch list: They are subject to special watch by the Risks units because they show negative signs in their credit quality, even though there may be no objective evidence of impairment.

•	Refinance or restructuring that does not show evidence of impairment.

Method for calculating ECL under IFRS 9

In accordance with IFRS 9, the measurement of ECL must reflect:

•	A considered and unbiased amount, determined by evaluating a range of possible results.

•	The time value of money.

•	Reasonable and supportable information that is available without undue cost or effort and that reflects current conditions and forecasts of future economic conditions.

The Group measures the ECL both individually and collectively.

For significant impaired instruments the amount of credit losses is calculated as the difference between expected discounted cash flows at the effective interest rate of the transaction and the carrying amount of the instrument.

To establish which and how many clients need to be analyzed individually, the Group adopts the criteria defined by the BBVA Group, which is a relative weight in terms of total risk over the defaulted total risk of wholesale exposure and in term of total risk over the Watch List total risk of wholesale exposure. In addition to that calculation, an expert adjustment has been made downwards of these thresholds.

The scope for individual analysis is defined with the following criteria to analyze all clients with at least an asset in default and with total risk above the local threshold (12,000) or with at least an asset on the Watch List (WL) with total risk above the local threshold (14,000), meaning:

a) Stage 3 and Total Risk > 12,000;

b) Stage 2, WL and Total Risk > 14,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

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

For the collective measurement of expected losses instruments are grouped into groups of assets based on their risk characteristics. Exposure within each group is segmented according to the common credit risk characteristics, which are indicative of the payment capacity of the borrower in accordance with their contractual conditions. These risk characteristics have to be relevant in estimating the future flows of each group. The characteristics of credit risk may consider, among others, the following factors:

•	Type of instrument.

•	Rating or scoring tools.

•	Type of collateral.

•	Period of time at default for stage 3.

•	Segment.

•	Qualitative criteria which can have a significant increase in risk.

ECL are derived from the following parameters:

•	PD: estimate of the probability of default in each period.

•	EAD: estimate of the exposure in case of default at each future period, taking into account the changes in exposure after the presentation date of the financial statements.

•	LGD: estimate of the loss given default, calculated as the difference between the contractual cash flows and receivables, including guarantees.

In the case of debt securities, the LDP (Low Default Portfolio) methodology that is used has parameters based on external ratings.

Write-off

Loans and debt securities are written off (either partially or in full) when there is no reasonable expectation of recovering a financial asset in its entirety or a portion thereof. This is generally the case when the Group determines that the borrower does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. This assessment is carried out at the individual asset level.

Recoveries of amounts previously written off are included in ‘impairment losses on financial instruments’ in the statement of profit or loss and OCI.

Financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

The approach used by the Group consists of using first the most probable scenario (baseline scenario) consistent with that used in the Group’s internal management processes, and then applying an additional adjustment, calculated by considering the weighted average of expected losses in other economic scenarios (one more positive and the other more negative). The main macroeconomic variable in each of the scenarios is Gross Domestic Product (“GDP”).

Presentation of allowance for ECL in the statement of financial position

Loss allowances for ECL are presented in the statement of financial position as follows:

•	Financial assets measured at amortised cost: as a deduction from the gross carrying amount of the assets;

•	Loan commitments and financial guarantee contracts: generally, as a provision;

•

Where a financial instrument includes both a drawn and an undrawn component, and the Group cannot identify the ECL on the loan commitment component separately from those on the drawn component: the Group presents a combined loss allowance for both components. The combined amount is presented as a deduction from the gross carrying amount of the drawn component. Any excess of the loss allowance over the gross amount of the drawn component is presented as a provision; and

•

Financial assets measured at FVOCI: no loss allowance is recognised in the statement of financial position because the carrying amount of these assets is their fair value. However, the loss allowance is disclosed and is recognised in the fair value reserve.

c)	Policy applicable before January 1, 2018

Classification of financial assets

The Group classified its financial assets into one of the following categories:

•	Loan and receivables;

•	Held-to-maturity:

•	Available-for-sale; and

•	At FVTPL, and within this category as: a) held-for-trading or b) designed as at FVTPL.

Classification of financial liabilities

The Group classified its financial liabilities, other than derivatives, financial guarantees and liabilities at fair value through profit or loss as measured at amortized cost.

Modifications of financial assets and financial liabilities

a)	Financial assets

If the terms of a financial asset were modified, then the Group evaluated whether the cash flows of the modified asset were substantially different. If the cash flows were substantially different, then the contractual rights to cash flows from the original financial asset were deemed to have expired. In this case, the original financial asset was derecognised and a new financial asset was recognised at fair value.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

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

Impairment of financial assets

A financial asset was considered impaired – and therefore its carrying amount was adjusted to reflect the effect of impairment – when there were objective evidence that events have occurred, which:

•

In the case of financial assets (loans and accounts receivable and debt securities), reduced the future cash flows that were estimated at the time the instruments when initially recognized. So they were considered impaired when there were reasonable doubts that the carrying amounts would be recovered in full and/or the related interest would be collected for the amounts and on the dates initially agreed.

•	In the case of equity instruments, it meant that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial assets was adjusted with a charge to the consolidated statement of profit or loss for the year in which the impairment become known. The recoveries of previously recognized impairment losses were reflected, if appropriate, in the consolidated statement of profit or loss for the year in which the impairment was reversed or reduced, with an exception: any recovery of previously recognized impairment losses for an investment in an equity instrument classified as financial assets at fair value through other comprehensive income was not recognized in the consolidated statement of profit or loss, but under the heading “Other comprehensive income—Items that may be reclassified to profit or loss—financial assets at fair value through other comprehensive income “ in the Consolidated statement of other comprehensive income.

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

Impairment of financial assets measured at amortized cost

The Bank developed policies, methods and procedures to estimate incurred losses on outstanding credit risk. These policies, methods and procedures applied in the due diligence, approval and execution of financial assets and commitments and guarantees given; as well as in identifying the impairment and, where appropriate, in calculating the amounts necessary to cover estimated losses.

The amount of impairment losses on financial assets measured at amortized cost was calculated based on whether the impairment losses are determined individually or collectively. First it was determined whether there was objective evidence of impairment individually for individually significant financial asset, and collectively for financial asset that were not individually significant. If the Bank determined that there were no objective evidence of impairment, the assets were classified in groups of financial asset based on similar risk characteristics and impairment was assessed collectively.

In determining whether there is objective evidence of impairment the Bank used observable data in the following aspects:

•	Significant financial difficulties of the obligors.

•	Ongoing delays in the payment of interest or principal.

•	Refinancing of credit due to financial difficulties by the counterparty.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

•	Bankruptcy or reorganization / liquidation are considered likely.

•	Disappearance of the active market for a financial asset because of financial difficulties.

•

Observable data indicating a reduction in future cash flows from the initial recognition such as adverse changes in the payment status of the counterparty (delays in payments, reaching credit cards limits, etc.).

•	National or local economic conditions that are linked to “defaults” in the financial assets (unemployment rate, falling property prices, etc.).

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

As an exception to the rule described above, the market value of listed financial assets was deemed to be a fair estimate of the present value of their expected future cash flows.

The following was to be taken into consideration when estimating the future cash flows of financial assets:

•

All amounts expected to be recovered over the remaining life of the financial asset; including, where appropriate, those which may result from the collateral and other credit enhancements provided for the financial asset (after deducting the costs required for foreclosure and subsequent sale). Impairment losses included an estimate for the possibility of collecting accrued, past-due and uncollected interest.

•	The various types of risk to which each financial asset was subject.

•	The circumstances in which collections would foreseeably be made.

Impairment losses on financial assets collectively evaluated for impairment

With regard to the collective impairment analysis, financial assets were grouped by risk type considering the debtor’s capacity to pay based on the contractual terms. As part of this analysis, the Bank estimated the impairment loan losses that were not individually significant, distinguishing between those that showed objective evidence of impairment, and those that did not show objective evidence of impairment, as well as the impairment of significant loans that the Bank deemed as not showing an objective evidence of impairment.

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

The incurred loss was calculated taking into account three key factors: exposure at default, probability of default and loss given default.

•	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

•

Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD is associated with the rating/scoring of each counterparty/transaction.

•

Loss given default (LGD) is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

In order to calculate the LGD at each reporting date, the Bank evaluated the whole amount expected to be obtained over the remaining life of the financial asset.

In addition, to identify the possible incurred but not reported losses (IBNR) in the unimpaired portfolio, an additional parameter called “LIP” (loss identification period) had to be introduced. The LIP parameter is the period between the time at which the event that generates a given loss occurs and the time when the loss is identified at an individual level.

When the property right was contractually acquired at the end of the foreclosure process or when the assets of distressed borrowers were purchased, the asset was recognized in the consolidated statements of financial position.

Impairment of other financial assets classified as available for sale

The impairment losses on other financial assets classified as “Available-for-sale financial asset” portfolio were equal to the excess of their acquisition cost (net of any principal repayment), after deducting any impairment loss previously recognized in the consolidated statement of profit or loss over their fair value.

When there was objective evidence that the negative differences arising on measurement of these financial assets were due to impairment, they were no longer considered as “Other comprehensive income - Items that may be reclassified to profit or loss - financial assets at fair value through other comprehensive income” and were recognized in the consolidated statement of profit or loss.

If all, or part of the impairment losses were subsequently recovered, the amount was recognized in the consolidated statement of profit or loss for the year in which the recovery occurred, up to the amount previously recognized in the consolidated statement of profit or loss.

5.5.	Investments in joint ventures and associates

An associate is an entity over which the Group has a significant influence but no control over its financial and operating policies. Significant influence is presumed to exist when the Bank holds between 20 and 50 percent of the voting power of another entity.

A joint venture is an arrangement in which the Group has joint control whereby the Group has rights to the net assets of the arrangement rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost, which includes transaction costs, and subsequently accounted for using the equity method.

The consolidated financial statements include the Group’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

5.6.	Property and equipment

Property and equipment items are measured at cost, net of accumulated depreciation and accumulated impairment losses, if any. For real estate, the cost at January 1, 2017, the date of transition to IFRS, was determined with reference to its fair value at that date.

If significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Any gains or losses on disposal of an item of property and equipment are recognized net within other income in profit or loss. Subsequent expenses are only capitalized if they are likely to provide future economic benefits for the Group. Ongoing repairs and maintenance are expensed as incurred.

Depreciation is calculated using the straight line method over the estimated useful lives of the assets, and is recognized in profit or loss in the heading “Depreciation and amortization” on the statement of profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

The estimated useful lives of significant items of property, plant and equipment are as follows:

•	Buildings: as informed in the technical appraisal as of January 1, 2017

•	Furniture and facilities: 10 years

•	Equipment: 3-5 years

•	Automobiles: 5 years

Depreciation methods and useful lives are reviewed at each reporting date and adjusted prospectively, if necessary.

As non-monetary assets, this item was restated to reflect the inflation adjustments.

5.7.	Investment properties

Investment properties are measured at cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost at January 1, 2017, the date of transition to IFRS, was determined with reference to its fair value at that date.

Any gains or loss on disposal of investment property (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) is recognized in profit or loss.

When the use of a property changes such that it is reclassified as property and equipment, its fair value at the date of reclassification becomes its cost for subsequent accounting.

As non-monetary assets, this item was restated to reflect the inflation adjustments.

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

Amortization methods and the estimated useful life are reviewed at each reporting date and adjusted prospectively, if necessary.

As non-monetary assets, this item was restated to reflect the inflation adjustments.

5.9.	Goodwill

Goodwill arising from the acquisition of subsidiaries is measured at cost less any accumulated impairment losses.

Goodwill is not amortized but subject to an annual test for impairment. The cash generating unit to which goodwill has been allocated, is tested for impairment (including goodwill) at least annually or more frequently if there is an indication of impairment.

5.10.	Other assets

Foreclosed assets are measured at the lower of the fair value of the date on which the Group receives the ownership of the asset, and the fair value less cost of disposal at the reporting date.

5.11.	Non- current assets held-for-sale

Assets are classified as held-for-sale if it is highly likely that they will be recovered, mainly through their sale, which is estimated to occur within the twelve months following the date of their classification as such.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

These assets are measured at the lower of their carrying amount and their fair value less the cost of disposal.

Once classified as held-for-sale, property and equipment are no longer depreciated and any equity-accounted investee is no longer equity accounted.

5.12.	Impairment of non-financial assets

At each reporting date, the Group assesses whether there are indications that a non-financial asset may be impaired (except deferred tax assets). If there is such an indication, the asset’s recoverable value is estimated.

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

The Group recognizes a provision if and only if the Group has a present legal or constructive obligation resulting from past events; it is probable (i.e. more likely than not) that an outflow of resources will be required to settle the obligation; and the amount payable can be estimated reliably.

To assess provisions, the existing risks and uncertainties were considered, taking into consideration the opinion of the Group’s external and internal legal advisors. Based on the analysis carried out, the Group recognizes a provision for the amount considered as the best estimate of the potential expense necessary to settle the present obligation at each reporting date.

The provisions recognized by the Group are reviewed at each reporting date and are adjusted to reflect the best estimate available.

5.14.	Employee benefits

a)	Short term personnel benefits

Short-term personnel benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the personnel and the obligation can be estimated reliably.

b)	Other long term personnel benefits

The Group’s obligation in relation to long term personnel benefits is the amount of the future benefit the employees have earned in exchange for services provided during the current and prior periods. The benefit is discounted at present value. Remeasurement is recognized in profit or loss.

c)	Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring. If benefits are not expected to be wholly settled within 12 months of the reporting date, then they are discounted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

5.15.	Share capital

Transaction costs directly attributable to the issuance of ordinary shares are recognized as a reduction of the contributions received, net of the related income tax.

5.16.	Interest income and expenses

Interest income and expenses are recognized in profit or loss using the effective interest rate method. The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments and collections during the expected lifetime of the financial instrument to the gross carrying amount of the financial assets; or the amortized cost of the financial liability.

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

Interest income and expenses presented in the consolidated statement of profit or loss mainly include interest on:

•	Financial assets and liabilities measured at amortized cost; and

•	Financial assets measured at fair value through OCI

5.17.	Fee and commission income / expenses

This item contains income from commissions resulting from transactions with customers, mainly related to maintenance and administration fees on current, saving accounts, credit cards, securities custody and foreign exchange transactions.

Commissions, fees and similar items that are part of a financial asset or liability’s effective interest rate are included in the effective interest rate.

Other commission income is recognized when the related services are performed:

•	at a point in time (in relation to fees for services, fees for investment funds management, sales commissions, syndication fees), or

•	over the performance obligation period (in relation to annual fee for credit cards, issuance of financial guarantees).

The Bank has a customer loyalty program in place consisting in the accumulation of Latam Airlines miles through credit and/or debit card consumptions that can be exchanged for air tickets, catalog products or hotel accommodation. This program is a separable performance obligation in the contract with the customer. The Bank has concluded that it is acting as an agent in relation to the airline miles and consequently, the allocated transaction price consists only of the commission net of the amounts paid to the principal (Latam Airlines).

Commission expenses are recognized in profit or loss when the related service is received.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

5.18.	Leases

•	Policy applicable after January 1, 2019

As of January 1, 2019, the Group has adopted IFRS 16 “Leases.”

IFRS 16 introduces a single lessee accounting model, requiring that lessees recognize the asset related to the Right of use of the leased asset and a Lease liability representing the obligation to make lease payments. The Group has opted to apply the exceptions related to the recognition of short-term leases and leases where the underlying asset is of low value.

As to the lessor’s accounting, IFRS 16 substantially keeps the requirements of IAS 17. Therefore, lessors continue classifying leases as operating or finance, and each of them is recognized differently.

The Group has opted to apply the modified retrospective method whereby the Right of use and the Lease liability determined as of January 1, 2019 are recognized. The Lease liability is determined as the current amount of future payments agreed, discounted at the Group’s incremental borrowing rate as of such date. Besides, the Group has opted to measure the Right of use as of the transition date for an amount equivalent to the Lease liability as of such date. Accordingly, the transition to IFRS 16 did not result in an adjustment to Retained earnings / (Accumulated Loss) as of the transition date.

As a result of the referred change, the Group recognizes the Right of use as an asset and the Lease liability as a liability, mainly from leases of offices in its branch network.

As at the first-time adoption date, the lessee’s incremental weighted average borrowing rate applied to lease liabilities recognized in the Statement of Financial Position was 48.8% for peso-denominated contracts and 9% for US-dollar denominated agreements.

As of December 31, 2019, the Group does not have relevant agreements related to variable lease payments. As of December 31, 2019, there are no leases which term has not yet commenced, pursuant to which the Group has undertaken commitments and which enter into force in subsequent years.

Below is a detail of the accounting policies:

•	Contracts that contain a lease

At the beginning of the contract, the Group evaluates whether a contract is, or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

•	Leases where the Group is the lessor

When the Group acts as lessor, at the beginning of the contract the Group determines whether it is a finance or an operating lease.

To classify each lease, the Group evaluates if it transfers substantially all the risks and rewards incidental to the ownership of the leased asset. If so, it classifies it as a finance lease, otherwise, it is an operating lease.

In a finance lease, the leased asset is derecognized and recognized as a receivable for an amount equivalent to the net investment in the lease under “Loans and other financing.”

Collections received under a finance lease are broken down into interest and the reduction of the net investment in the lease. Interest is recognized over the lease term applying an effective interest rate. Contingent leases are not considered in determining the net investment in the lease.

In an operating lease, the leased asset (generally investment property) is not derecognized, and the collection received are recognized as an income applying the straight-line method.

•	Leases where the Group is the lessee

The Group recognizes the Right of use of the leased asset and the Lease liability at the beginning of the contract. The Right of use is initially measured at cost, which includes the initial amount of the Lease liability adjusted for any lease payments made before the beginning of the contract, plus initial direct costs incurred and an estimate of the costs for dismantling or restoring the underlying asset, less any incentives received.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

The Right of use of the leased asset is then depreciated on a straight-line basis from the beginning of the contract to the expiration of the lease term.

The Lease liability is initially measured at the present value of the lease payments that were not paid at the beginning of the contract, discounted using the Group’s incremental borrowing rate.

Lease payments included in the measurement of the Lease liability include the following items:

a)	Fixed payments, including payments that are substantially fixed;

b)	Variable payments, which depend on a rate or index, initially measured applying the rate or index as of the lease commencement date;

c)	Any amounts expected to be paid as guaranteed residual value;

d)	The exercise price of call options, if it is reasonably certain that they will be exercised;

e)	Any amounts expected to be paid for renewal periods if it is reasonably certain that the renewal options will be exercised; and

f)	Any penalties for early termination, if it is reasonably certain that the contract will be early terminated.

The Lease liability is measured at amortized cost, using the effective interest rate method. It is remeasured when there is a change in future lease payments due to a change in the rate or index, in the amounts that the Group is expected to pay as guaranteed residual value or if the Group changes the evaluation as regards whether it will exercise a call, renewal or early termination option. When the Lease liability is remeasured; in which case, the relevant adjustment is recognized in the Right of use of the leased asset.

Lease liabilities denominated in US dollars are translated into the functional currency at the spot exchange rate at the reporting date. Foreign currency differences arising from translation are recognized in profit or loss.

The Group has elected not to recognize right of use assets and liabilities for lease of low-value and short-term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

•	Policy applicable before January 1, 2019

a)	Arrangements containing a lease

At the inception of the arrangement, the Group determines if the arrangement contains a lease, in which case lease payments are separated into those related with the lease and those for other elements, based on relative fair values.

b)	Classification of a lease

When the lease substantially transfers the risks and rewards of the ownership of the leased asset, it is classified as a financial lease. Otherwise, the lease is classified as an operating lease.

c)	Leases where the Group is the lessee

Payments under an operating lease are recognized in profit or loss by applying the straight line method over the term of the lease. Leased assets are not recognized in the Consolidated statement of financial position.

d)	Leases where the Group is the lessor

Except for real estate, the leased asset in an operating lease is classified as “Other assets” and depreciated over its estimated useful life. Real estate for lease is classified as “Investment Properties” (see Note 5.7). Collections received under an operating lease are recognized in profit or loss by applying the straight line method in the term of the lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

The leased asset in a financial lease is derecognized and a receivable is recognized for the amount of the net investment in the lease and presented within “Loans and advances to customers”.

Collections received under a financial lease are separated into interest and the reduction of the lease’s net investment. Interest income is recognized over the lease term applying the interest rate implicit in the lease. Contingent lease payments are not included in the net investment of the lease.

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

Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in transaction that is not a business combination and that affects neither accounting nor taxable profit or loss.

•	Temporary differences related to investment in subsidiaries to the extent that is probable that they will not reverse in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.

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

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

Segment results that are reported to the Bank’s CEO (being the CODM) include items that are directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Bank’s headquarters), head office expenses and tax assets and liabilities.

5.21.	Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or significant influence, are measured at fair value through profit or loss and at fair value through other comprehensive income.

5.22.	Offsetting

Financial assets and financial liabilities are offset ant net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis of to realise the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted under IFRS Standards, or for gains and losses arising from a group or similar transactions such as in the Group´s trading activity.

6.	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss that is attributable to ordinary shareholders of the Bank by the weighted-average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss that is attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

The calculation of the earnings per share is detailed below:

Accounts	December 31, 2019	December 31, 2018	December 31, 2017
Numerator:
Profit (Loss) attributable to owners of the Bank	16,027,533	(2,291,690)	2,928,692
Profit (Loss) attributable to owners of the Bank adjusted to reflect the effect of dilution	16,027,533	(2,291,690)	2,928,692

Denominator:
Weighted average of outstanding ordinary shares for the year	612,671,108	612,659,638	569,909,668
Weighted average of outstanding ordinary shares for the year adjusted to reflect the effect of dilution	612,671,108	612,659,638	569,909,668
Basic earnings per share (1)	26.1601	(3.7406)	5.1389
Diluted earnings per share (1)	26.1601	(3.7406)	5.1389

(1)	Since Banco BBVA Argentina S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

7.	IFRS standards update

7.1	IFRS issued but not yet effective

Amendments to IAS 1 and IAS 8: Definition of “material”

In October 2018, the IASB enacted certain amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” in an attempt to align the definition of “material” in both standards and shed light on certain aspects of such definition. According to the new definition, information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general purpose financial statements make on

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

the basis of those financial statements. These amendments will come into force for fiscal years commencing on and after January 1, 2020, and are not expected to have a significant impact on the Group’s financial statements.

Amendments to IFRS 9 and IFRS 7 – Interest Rate Benchmark Reform

In September 2019, the IASB issued amendments to IFRS 9, IFRS 39 and IFRS 7, thereupon concluding the first phase of the work done to provide relief from the effects of the uncertainty caused by the reform in interbank offered rates (IBORs) on financial reporting. This first phase deals with the financial reporting effects of the existing uncertainty in the period prior to the reform.

The amendments were designed to support entities’ financial reporting during the uncertainty arising from the gradual elimination of interest rate benchmark indexes, such as IBORs.    Such amendments set out specific hedge accounting requirements for adopting entities, assuming that the benchmark interest rate on which hedged cash flows and cash flows from the hedge instrument are based will not be amended as a result of the reform. When a hedging relationship fails to meet the hedge accounting requirements for reasons other than those set out in the amendments, such hedge accounting will be required to be discontinued.

The amendments also require that entities provide additional information to investors on such hedging relationships which are directly affected by these uncertainties.

These amendments will come into force for fiscal years commencing on and after January 1, 2020, and are not expected to have any impact on the Group’s financial statements.

Amendments to the Conceptual Framework for Financial Reporting

In March 2018, the IASB issued a new Conceptual Framework for Financial Reporting. The new framework includes some new notions, provides updated definitions and criteria for the recognition of assets and liabilities, and clarifies certain important concepts. The changes in the Conceptual Framework might affect the application of the IFRS in circumstances where no standard is applicable to a particular transaction or event. The new Conceptual Framework will come into force for fiscal years commencing on and after January 1, 2020, and is not expected to have a significant impact on the Group’s financial statements.

7.2	Changes in accounting policies during 2019

•	Adoption of IFRS 16

The Group initially applied IFRS 16 Leases from January 1, 2019.

The Group applied IFRS 16 using the modified retrospective approach. Accordingly, the comparative information presented for 2018 is not restated – i.e. it is presented, as previously reported, under IAS 17 and related interpretations. The details of the changes in accounting policies are disclosed below. Additionally, the disclosure requirements in IFRS 16 have not generally been applied to comparative information.

A. Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 - Determining whether an Arrangement contains a Lease. The Group now assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 5.18.

On transition to IFRS 16, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Group applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed for whether there is a lease under IFRS 16. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.

B. As a lessee

As a lessee, the Group leases property. The Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. Under IFRS 16, the Group recognises right-of-use assets and lease liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone price.

However, for leases of property the Group has elected not to separate non-lease components and account for the lease and associated non-lease components as a single lease component.

Previously, the Group classified property leases as operating leases under IAS 17. On transition, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019.

Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Group has tested its right-of-use assets for impairment on the date of transition and has concluded that there is no indication that the right-of-use assets are impaired.

The Group used a number of practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17. In particular, the Group:

a) did not recognise right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application;

b) did not recognise right-of-use assets and liabilities for leases of low value assets (e.g. IT equipment);

c) excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

d) used hindsight when determining the lease term.

C. As a lessor

The Group leases out its investment property. The Group has classified these leases as operating leases. The Group is not required to make any adjustments on transition to IFRS 16 for leases in which it acts as a lessor. The Group has applied IFRS 15 Revenue from contracts with Customers to allocate consideration in the contract to each lease.

D. Impact on transition

On transition to IFRS 16, the Group recognised additional right-of-use assets, including investment property, and additional lease liabilities.

As a result of this approach, the Group recognised assets for right of use and lease liabilities for an amount of 2,839,825, mainly from office leases in its branch network.

8.	Cash and cash equivalents

	December 31, 2019	December 31, 2018
BCRA - Unrestricted current account	107,501,151	116,149,580
Cash	46,723,972	23,952,983
Balances with other local and foreign institutions	2,034,787	12,353,746

TOTAL	156,259,910	152,456,309

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

9.	Financial assets at fair value through profit or loss

9.1.	Debt securities

	December 31, 2019	December 31, 2018
BCRA Liquidity Bills	3,984,496	9,825,872
Private securities - Corporate bonds	93,603	258,305
Government securities	51,871	1,465,712

TOTAL	4,129,970	11,549,889

9.2.	Derivatives

The Group uses derivatives, not designated in a qualifying hedge relationship, to manage its exposure of foreign currency and interest rate risks. The instruments used include interest rate swaps and forward contracts (net settled in pesos).

As of December 31, 2019, the Group has accounted for premiums from put options in respect of the Bank’s right to sell its equity interest in Prisma Medios de Pago S.A. to the buyer on December 30, 2021. Such option was measured at fair value, determined by management using a report prepared by independent appraisers (see Note 40).

	December 31, 2019	December 31, 2018
Foreign Currency Forwards	2,357,500	909,793
Put Options - Prisma Medios de Pago S.A.	685,000	—
Interest Rate Swaps	4,536	—

TOTAL	3,047,036	909,793

The notional amounts of the term and foreign currency forward transactions, stated in US Dollars (US$) and in Euros, as the case may be, as well as the notional amounts of interest rate swaps are reported below:

	December 31, 2019	December 31, 2018
Foreign Currency Forwards
Foreign currency forward sales - US$	620,956	760,615
Foreign currency forward purchases - US$	618,497	620,651
Foreign currency forward sales - Euros	1,804	5,463
Foreign currency forward purchases - Euros	35	—

Interest rate swaps
Fixed rate for floating rate	1,500,050	3,261,154
Floating rate for fixed rate	92,463	—

Definitions:

Floating rate: BADLAR RATE, is the interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

9.3.	Equity instruments

	December 31, 2019	December 31, 2018
Prisma Medios de Pago S.A. (1)	3,033,010	—
Mercado de Valores de Buenos Aires S.A.	80,375	38,030
BYMA-Bolsas y Mercados Argentinos S.A.	62,859	145,525
Investment Funds	976,577	628,720

TOTAL	4,152,821	812,275

(1)

This balance corresponds to the amount of 2,252,139 shares held in Prisma Medios de Pago S.A., representing 5.44% of such company’s capital stock. Said investment was recorded as an asset held for sale as of December 31, 2018 pursuant to the divestiture agreement with the National Commission for the Defense of Competition dated November 2017. Such equity interest was measured at fair value, which management estimated using a report prepared by independent appraisers.

On February 1, 2019, the transfer of 2,344,064 registered, common shares with a nominal value of $ 1 each and one vote per share, owned by the Bank in Prisma Medios de Pago S.A. was made for the benefit AI Zenith (Netherlands) B.V. (company related to Advent International Global Private Equity).

In accordance with the provisions of the Offer for the purchase of those shares by AI Zenith (Netherlands) B.V., and accepted by the Bank, the total estimated price was USD 78,265,273, out of which, on February 1, 2019, the Bank received USD 46,457,210, and the unpaid balance shall be deferred over the following 5 (five) years and settle as follows: (i) 30% of that amount shall be paid in pesos, adjusted by Reference Stabilization Coefficient -an index based on CPI- (CER) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10%.

On July 22, 2019, the Entity completed the assessment of the selling price of the shares. Such price amounts to USD 76,947,895.33. The difference between the final price and the estimated price was discounted from the outstanding balance; therefore, the Bank did not have to return the funds it had received. The selling terms include a put option, by which the Bank can sell the remaining interests in Prima Medios de Pago S.A. to the buyer on December 30, 2021.

The other payment conditions have remained unaltered.

As a consequence of this transaction, a profit of 3,821,089 was recognized in “Other operating income” as at December 31, 2019 (Note 34).

10.	Financial assets at amortized cost

10.1.	Other financial assets

	December 31, 2019	December 31, 2018
Financial assets pledged as collateral	5,918,650	5,576,829
Other receivables	4,762,528	2,696,999
Receivable from financial institution for spot transactions pending settlement	253,523	10,525,742
Receivable from non-financial institution for spot transactions pending settlement	27,779	140,067
Others	161,406	847,055
Allowances for loan losses	(226,349)	(3)

TOTAL	10,897,537	19,786,689

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

10.2.	Loans and advances to financial institutions

	December 31, 2019	December 31, 2018
Loans and advances to financial institutions	5,198,021	14,874,564
Allowances for loan losses	(128,088)	(51,512)

TOTAL	5,069,933	14,823,052

10.3.	Loans and advances to customers

	December 31, 2019	December 31, 2018
Credit Cards	72,065,842	64,408,377
Consumer loans	23,594,950	36,244,344
Other financing	22,990,706	21,616,264
Loans for the prefinancing and financing of exports	18,296,107	69,360,839
Overdrafts	14,397,300	18,135,783
Real estate mortgage	14,151,441	15,544,350
Commercial papers	12,336,236	17,806,133
Notes	11,360,539	19,597,217
Pledge loans	8,657,089	2,538,576
Receivables from financial leases	1,889,792	3,657,745
Loans to employees	1,714,373	1,854,451
Allowances for loan losses	(11,412,408)	(6,251,850)

TOTAL	190,041,967	264,512,229

The Group holds loans and other financing in a business model for the purpose of collecting contractual cash flows.

Receivables from financial leases

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment.

The following table shows the total gross investment of the finance leases (leasing) and the current value of the minimum payments to be received thereunder:

	December 31, 2019		December 31, 2018
	Total investment	Present value of minimum lease payments	Total investment	Present value of minimum lease payments
Term
Up to 1 year	955,198	952,166	1,503,361	1,496,760
From 1 to 5 years	940,549	937,626	2,176,421	2,160,985
More than 5 years	—	—	—	—

TOTAL	1,895,747	1,889,792	3,679,782	3,657,745

Principal		1,865,566		3,604,570
Interest accrued		24,226		53,175

TOTAL		1,889,792		3,657,745

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

10.4.	Reverse repurchase agreements

	December 31, 2019	December 31, 2018
Financial institutions	—	238,060
Argentine government	—	19,546,503
Allowances for loan losses	—	(218,419)

TOTAL	—	19,566,144

The fair value of financial assets accepted as collateral that the Group is permitted to sell or repledge in the absence of default was 40,227,389 as of December 31, 2018.

11.	Measurement of Expected Credit Loss

IFRS 9 requires determining the expected credit loss of a financial instrument in a way that reflects an unbiased estimate, the time value of money and a forward looking perspective (including the economic forecast).

Therefore the recognition and measurement of ECL is highly complex and involves the use of significant analysis and estimation including formulation and incorporation of forward-looking economic conditions into ECL.

Risk Parameters Adjusted by Macroeconomic Scenarios

ECL must include forward-looking macroeconomic information. The Group uses the credit risk parameters PD, LGD and EAD in order to calculate the ECL for the credit portfolios.

The Group´s methodological approach in order to incorporate the forward looking information aims to determine the relation between macroeconomic variables and risk parameters following three main steps:

•	Step 1: Analysis and transformation of time series data.

•	Step 2: For each dependent variable find conditional forecasting models that are economically consistent.

•	Step 3: Select the best conditional forecasting model from the set of candidates defined in Step 2, based on their out of sample forecasting performance.

How economic scenarios are reflected in calculation of ECL

Based on economic theory and analysis, the macroeconomic variables most directly relevant for explaining and forecasting the selected risk parameters are:

•	The net income of families, corporates or public administrations.

•	The payment amounts on the principal and interest on the outstanding loans.

The Group approximates these variables by using a proxy indicator from the set included of the macroeconomic scenarios provided by the economic research department.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

Multiple scenario approach under IFRS 9

IFRS 9 requires calculating an unbiased probability weighted measurement of ECL by evaluating a range of possible outcomes, including forecasts of future economic conditions.

The BBVA Research team produces forecasts of the macroeconomic variables under the baseline scenario, which are used in the rest of the related processes of the Group, such as budgeting, the internal capital adequacy assessment process (ICAAP) and risk appetite framework, stress testing, etc.

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

The approach of the Group consists of using the scenario that is the most likely scenario, which is the baseline scenario, consistent with the rest of internal processes (ICAAP, Budgeting) and then applying upside and downside scenarios by taking into account the weighted average of the ECL determined by each of the scenarios.

It is important to note that in general, it is expected that the effect of the overlay is to increase the ECL. It is possible to obtain an overlay that does not have that effect, whenever the relationship between macro scenarios and losses is linear. However, the overlay is not expected to reduce the ECL.

12.	Credit risk exposure and allowances

Below is a detail of the changes occurred during fiscal 2019 in the credit risk exposure and the impairment allowances booked under IFRS 9 in the accompanying consolidated statement of financial position or reversal of estimated impairment of financial assets at amortized cost, financial assets at fair value through other comprehensive income, loan commitments and financial guarantees:

December 31, 2019
	Not credit-impaired			Credit-impaired		Total
FINANCIAL ASSETS AT AMORTIZED COST AND AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - CREDIT RISK EXPOSURE	Stage 1	Stage 2		Stage 3
	Credit risk exposure (collectively assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure
Opening balance (under IFRS 9)	327,925,133	6,759,689	1,605,972	2,993,755	2,780,310	342,064,859

Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(111,176,893)	108,474,511	568,541	—	—	(2,133,841)
Transfers from Stage 2 to Stage 1	48,661,263	(49,007,441)	(120,750)	—	—	(466,928)
Transfers from Stage 1 or 2 to Stage 3	(1,007,526)	(6,889,184)	(2,015,022)	8,036,670	2,029,359	154,297
Transfers from Stage 3 to Stage 1 or 2	345,667	361,235	193,541	(811,208)	(798,014)	(708,779)
Changes without transfers between Stages	(28,781,895)	2,963,358	659,148	390,186	(773,846)	(25,543,049)
New financial assets originated	765,553,105	40,147,294	1,696,280	871,990	1,451,323	809,719,992
Repayments	(725,044,965)	(62,071,228)	(356,265)	(2,400,156)	(628,876)	(790,501,490)
Write-offs	—	(12)	—	(3,755,506)	(1,880)	(3,757,398)
Foreign exchange	43,015,905	5,549,562	321,064	13,749	1,198,082	50,098,362
Gain of control over subsidiaries	18,943,123	219,451	—	150,279	—	19,312,853
Inflation adjustment	(126,785,150)	(12,011,291)	(727,075)	(1,506,199)	(1,461,254)	(142,490,969)
Other adjustments	(2,242,235)	(159,593)	—	3,051	—	(2,398,777)

Closing balance	209,405,532	34,336,351	1,825,434	3,986,611	3,795,204	253,349,132

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

December 31, 2019
	Not credit-impaired			Credit-impaired		Total
LOAN COMMITMENTS AND FINANCIAL GUARANTEES - CREDIT RISK EXPOSURE	Stage 1	Stage 2		Stage 3
	Credit risk exposure (collectively assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure
Opening balance (under IFRS 9)	39,209,944	1,841,386	12,696	25,058	106	41,089,190

Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(7,591,961)	7,800,964	66	—	—	209,069
Transfers from Stage 2 to Stage 1	4,876,494	(3,715,517)	(73)	—	—	1,160,904
Transfers from Stage 1 or 2 to Stage 3	(204,536)	(46,206)	(171)	193,286	807	(56,820)
Transfers from Stage 3 to Stage 1 or 2	153,721	8,878	39	(153,300)	(48)	9,290
Changes without transfers between Stages	13,519,915	(244,784)	13,925	(4,351)	27	13,284,732
New loan commitments and financial guarantees originated	26,476,565	2,359,357	30,808	9,769	—	28,876,499
Expirations and repayments	(16,266,775)	(2,223,714)	(1,097)	(25,788)	—	(18,517,374)
Write-offs	—	(12)	—	(47)	—	(59)
Foreign exchange	1,346,750	179,851	3,303	—	—	1,529,904
Inflation adjustment	(16,707,535)	(1,149,730)	(7,526)	(12,602)	(182)	(17,877,575)

Closing balance	44,812,582	4,810,473	51,970	32,025	710	49,707,760

December 31, 2019
	Not credit-impaired			Credit-impaired		Total
FINANCIAL ASSETS AT AMORTIZED COST AND AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - ALLOWANCES	Stage 1	Stage 2		Stage 3
	Loss allowances (collectively assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance (under IFRS 9)	2,619,792	1,178,408	142,649	2,081,940	916,764	6,939,553

Transfers of financial assets(**):
Transfers from Stage 1 to Stage 2	(1,924,599)	6,657,589	63,175	—	—	4,796,165
Transfers from Stage 2 to Stage 1	800,397	(2,012,315)	(2,618)	—	—	(1,214,536)
Transfers from Stage 1 or 2 to Stage 3	(39,919)	(1,803,284)	(248,102)	4,713,131	415,789	3,037,615
Transfers from Stage 3 to Stage 1 or 2	15,867	44,213	53,098	(501,933)	(187,084)	(575,839)
Changes without transfers between Stages	(221,428)	126,266	119,558	639,811	1,784,274	2,448,481
New financial assets originated (**)	5,574,300	159,904	139,052	446,884	309,836	6,629,976
Repayments (**)	(4,257,378)	(1,113,597)	(44,822)	(1,111,743)	(130,888)	(6,658,428)
Write-offs	—	(2)	—	(2,787,695)	(1,880)	(2,789,577)
Foreign exchange	357,715	127,973	22,176	8,884	528,933	1,045,681
Gain of control over subsidiaries	118,312	1,366	—	114,505	—	234,183
Inflation adjustment	(1,371,575)	(776,257)	(65,557)	(1,011,534)	(660,983)	(3,885,906)
Other adjustments (**)	2,387,810	4,057,444	—	(3,162)	—	6,442,092

Closing balance (*)	4,059,294	6,647,708	178,609	2,589,088	2,974,761	16,449,460

(*)	Impairment of financial assets detailed in the table above includes allowances on financial assets at FVOCI for 4,903,416.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

December 31, 2019
	Not credit-impaired			Credit-impaired		Total
LOAN COMMITMENTS AND FINANCIAL GUARANTEES - ALLOWANCES	Stage 1	Stage 2		Stage 3
	Loss allowances (collectively assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance (under IFRS 9)	432,207	100,150	240	17,223	1,406	551,226

Transfers of loan commitments and financial guarantees(**):
Transfers from Stage 1 to Stage 2	(151,914)	442,347	386	—	—	290,819
Transfers from Stage 2 to Stage 1	94,655	(207,836)	(18)	—	—	(113,199)
Transfers from Stage 1 or 2 to Stage 3	(2,891)	(8,170)	(161)	126,548	826	116,152
Transfers from Stage 3 to Stage 1 or 2	1,393	481	588	(103,106)	(784)	(101,428)
Changes without transfers between Stages	162,639	(48,430)	10,730	569	469	125,977
New loan commitments and financial guarantees originated (**)	392,836	171,209	1,281	6,464	—	571,790
Repayments (**)	(189,989)	(63,408)	(202)	(16,199)	—	(269,798)
Write-offs	—	—	—	(35)	—	(35)
Foreign exchange	3,831	1,894	225	—	—	5,950
Inflation adjustment	(182,266)	(54,029)	(1,383)	(8,707)	(492)	(246,877)

Closing balance	560,501	334,208	11,686	22,757	1,425	930,577

(**)	Impairment of financial assets detailed in the tables above do not include impairment of miscellaneous credits for 226,576.

13.	Refinancing and restructuring operations

Policies and principles with respect to refinancing and restructuring operations

Refinancing and restructuring transactions are carried out with customers who have requested such an operation in order to meet their current loan payments if they are expected, or may be expected, to experience financial difficulty in making the payments in the future.

The basic aim of a refinancing and restructuring operation is to provide the customer with a situation of financial viability over time by adapting repayment of the loan incurred with the Group to the customer’s new situation of fund generation. The use of refinancing and restructuring for other purposes, such as to delay loss recognition, is contrary to the Group´s policies.

The Group’s refinancing and restructuring policies are based on the following general principles:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

In the case of retail customers (private individuals), the main aim of the Group’s policy on refinancing and restructuring loans is to avoid default arising from a customer’s temporary liquidity problems by implementing structural solutions that do not increase the balance of customer’s loan. The solution required is adapted to each case and the loan repayment is made easier, in accordance with the following principles:

•

Analysis of the viability of operations based on the customer’s willingness and ability to pay, which may be reduced, but should nevertheless be present. The customer must therefore repay at least the interest on the operation in all cases. No arrangements may be concluded that involve a grace period for both principal and interest.

•	Refinancing and restructuring of operations is only allowed on those loans in which the Group originally entered into.

•	Customers subject to refinancing and restructuring operations are excluded from marketing campaigns of any kind.

Under restructuring or refinancing, the cure period is defined as 1 year from the latter of:

•	The moment of extending the restructuring measures.

•	The moment when the exposure has been classified as defaulted.

•	The end of grace period included in the restructuring arrangements.

Additionally, this period should not be shorter than the period during which material payment has been made by the customer.

During the cure period, facilities will have a PD of 100% assigned and classified in Stage 3.

Once the cure period for Stage 3 is finished, the contract refinancing and restructuring will be transferred to Stage 2 for two additional years.

14.	Financial assets at fair value through other comprehensive income

The Group designated certain investments shown in the following table as equity securities as at FVOCI. The FVOCI designation was made because the investments are expected to be held for the long term for strategic purposes.

None of these strategic investments was disposed of during the year ended December 31, 2019, and there were no transfers of any cumulative gain or loss within equity relating to these investments.

14.1.	Debt securities

	December 31, 2019	December 31, 2018
BCRA Liquidity Bills	29,076,683	20,834,239
Government securities	16,031,680	15,099,605
Private securities - Corporate bonds	70,150	174,058
BCRA Liquidity Bills - Pledged as collateral	—	1,633,340
Government securities - Pledged as collateral	—	24,667

TOTAL	45,178,513	37,765,909

14.2.	Equity instruments

	December 31, 2019	December 31, 2018
Banco Latinoaméricano de Exportaciones S.A.	26,385	20,346
Others	984	1,077

TOTAL	27,369	21,423

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

15.	Income Tax

15.1.	Deferred income tax assets and liabilities

Account		Changes recognized in			As of December 31, 2019
	As of December 31, 2018	Consolidated statement of profit or loss	Other comprehensive income	Gain of control over subsidiaries	Deferred tax asset	Deferred tax liabilities
Allowance for loan losses	1,854,136	2,610,232	—	—	4,464,368	—
Provisions	759,726	1,269,558	—	—	2,029,284	—
Loan Commissions	288,579	(160,562)	—	—	128,017	—
Expenses capitalized for tax purpose	(613,366)	407,777	—	—	—	(205,589)
Property and equipment	(5,355,621)	(393,084)	—	—	—	(5,748,705)
Investments in debt securities and equity instruments	162,098	(3,654,867)	1,445,390	—	—	(2,047,379)
Derivatives	17,231	(6,030)	—	—	11,201	—
Inflation adjustment (see Note 15.5)	—	4,392,821	—	—	4,392,821	—
Others	1,200	64,130	—	(65,690)	—	(360)

Balance	(2,886,017)	4,529,975	1,445,390	(65,690)	11,025,691	(8,002,033)

Account		Changes recognized in				As of December 31, 2018
	As of December 31, 2017	Consolidated statement of profit or loss	Consolidated statement of comprehensive income	Impact of IFRS 9 adoption (see Note 2.2)	Loss of control over subsidiary	Deferred tax asset	Deferred tax liabilities
Allowance for loan losses	989,796	423,413	—	478,248	(37,321)	1,854,136	—
Provisions	1,062,063	(297,876)	—		(4,461)	759,726	—
Loan Commissions	446,159	(157,580)	—		—	288,579	—
Expenses capitalized for tax purpose	(488,565)	(124,801)	—		—	—	(613,366)
Property and equipment	(4,684,010)	(671,251)	—		(360)	—	(5,355,621)
Investments in debt securities and equity instruments	(272,197)	331,395	102,900		—	162,098	—
Derivatives	25,441	(8,210)	—		—	17,231	—
Others	(507)	1,387	—		320	1,200	—

Balance	(2,921,820)	(503,523)	102,900	478,248	(41,822)	3,082,970	(5,968,987)

In order to fully realize the deferred income tax asset, the Bank will need to generate taxable income. Based upon the level of historical taxable income and projections for future over the years in which the deferred income tax are deductible, Management of the Bank believes that as of December 31, 2019 it is probable that the Bank will realize all of the deferred income tax assets. Taxable profit projections for 2020 take into account that the methodology of the tax inflation adjustment differs significantly from the accounting for hyperinflation under IAS 29, and the tax deductible expense generated by the tax inflation adjustment will be lower than the loss as calculated for accounting purposes.

15.2.	Unrecognised deferred tax liabilities

At December 31, 2019 and 2018 there were deferred tax liabilities of 252,987 and 600,775, respectively, related to investments in subsidiaries and in joint ventures. However this liability was not recognized because the Group controls the dividend policy of its subsidiaries and is able to veto the payment of dividends of its joint ventures. No dividend distribution from subsidiaries and joint ventures is expected in the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

15.3.	Income tax expense

	December 31, 2019	December 31, 2018	December 31, 2017
Current Tax	10,784,385	8,300,692	5,224,982
Deferred Tax	(4,529,975)	545,345	(947,132)
Inflation adjustment for prior period (see Note 15.5)	(4,182,243)	(2,175,295)	(3,166,423)

Income tax expense	2,072,167	6,670,742	1,111,427

The reconciliation of the effective tax rate is set forth below:

	December 31, 2019	December 31, 2018	December 31, 2017
Profit before income tax	18,096,387	4,256,031	3,971,956
Income tax rate	30%	30%	35%

Income tax using the Bank´s income tax rate	5,428,916	1,276,809	1,390,185
Tax -exempt income	(481,363)	(302,054)	(397,886)
Non-deductible expenses	64,150	107,659	55,237
Change in tax rate (see Note 15.4)	(941,342)	(443,693)	(1,357,294)
Other	(15,641)	(27,109)	(42,209)
Net monetary inflation adjustment	7,705,386	8,234,425	4,629,817

Subtotal	11,760,106	8,846,037	4,277,850
Inflation adjustment (see Note 15.5)	(9,687,939)	(2,175,295)	(3,166,423)

Income tax expense	2,072,167	6,670,742	1,111,427
Effective tax rate	11%	157%	28%

15.4.	Change in tax rate

The income tax rate applicable to the year ended in 2017 was 35% while for the annual periods ended in 2018 and 2019 was 30%.

Law 27,430 introduced a reduction in the corporate rate applicable to capital companies, from 35% in force to 30% for fiscal years beginning from January 1, 2018 to December 31, 2019, and to 25 % for fiscal years beginning on or after January 1, 2020.

On December 23rd, 2019, the Congress passed the Law 27,541 “Solidarity and Productive Reactivation Law as a part of Public Emergency” which was proposed by the National Government. The scheduled decrease in income tax from 30% to 25% was postponed (keeping the income tax rate at 30% as of 2020 and 2021).

15.5.	Income tax exposure - inflation adjustment

The tax inflation adjustment prescribed by Law 20,628 allows the tax payers to deduct certain inflation effects from taxable profit. At December 31, 2016 the Bank recognized and measured its income tax provision without applying a tax inflation adjustment in the calculation of its taxable income in 2016, since it was suspended by Law 24,073.

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

The Bank therefore filed its Income tax return for the year ended December 31, 2016 having applied the tax inflation adjustment in its preparation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

The net impact of this measure is a reduction in the income Tax Expense for the year ended December 31, 2016 of 1,185,800 in nominal value (corresponding to 3,166,423 in terms of the measuring unit current at as of December 31, 2019) recognized in “Income tax expense” in the year ended December 31, 2017.

On May 10, 2018 using the same position as above, the Bank filed its income tax return for the year ended December 31, 2017 having applied the tax inflation adjustment in its preparation with a net impact of 1,021,518 in nominal values (corresponding to 2,175,295 in terms of currency as of December 31, 2019) in “Income tax expense” in the year ended December 31, 2018.

Regarding the 2017 and 2018 tax returns, the Bank, based on the result of the evaluation carried out, and taking into account the opinion issued by its legal and fiscal advisors, concluded that it is probable that it will be able to obtain a favorable result in the final judicial instance, in case this treatment be challenged by the tax authorities.

Law 27,430 (amended by Law 27,468) was published in December 29, 2017 and reintroduced the tax inflation adjustment, when certain criteria are met.

As of December 31, 2018, considering that the criteria to apply the tax inflation adjustment had not been met, the Bank recorded an income tax provision without applying the tax inflation adjustment.

Despite this, on May 13, 2019, the Bank’s Board of Directors resolved to file a declaratory action in court requesting the unconstitutionality of the rules that restricted the full application of the tax inflation adjustment in 2018, given the confiscatory effect that this entails in the specific case. As a consequence, the Bank filed its Income tax return for the year ended December 31, 2018 applying the tax inflation adjustment, although it was not considered probable that this position would be accepted by the tax authorities.

Subsequently, during 2019 the Bank and its legal counsel became aware of jurisprudence which led them to reassess the likelihood of the benefit of the tax inflation adjustment being accepted for 2018 to being probable. As a result, the Bank recognized a reduction of 3,239,760 in nominal values (corresponding to 4,182,243 in terms of currency as of December 31, 2019) in its “Income tax expense” for the year ended December 31, 2019.

On December 23, 2019, the Congress passed the Law 27,541 “Solidarity and Productive Reactivation Law as a part of Public Emergency” by which, the benefit (or charge) of the tax inflation adjustment for 2019 and 2020 fiscal years, are deductible 1/6 in that fiscal period and the remaining 5/6, in equal parts in the 5 following immediate fiscal periods.

In 2019 the criteria to apply the tax inflation adjustment were met and the Bank expects to file its income tax return with this benefit. Therefore, for the total tax inflation adjustment for 2019 fiscal year, amounting to 5,505,696, 1,112,875 was considered as a deduction in 2019 income tax provision and 4,392,821 was recognized as a deferred tax asset.

Income tax - motions for refund of amounts paid for fiscal years 2013, 2014 and 2015

In connection with the years 2013, 2014 and 2015, the Bank determined its taxable income without applying the tax inflation adjustment. If it had been applied, the bank would have paid $ for 264,257, 647,945 and 555,002 less, in nominal values in those periods.

On the basis of the Bank’s position presented in the preceding paragraphs, on November 19, 2015 a prior administrative claim for the recovery of these amounts was filed with the administrative authorities in connection with the periods 2013 and 2014. On September 23, 2016 a complaint was filed with the courts for both periods in view of the administrative authorities’ failure to answer.

In addition, on April 4, 2017, a petition was filed for the recovery of the tax paid in excess for year 2015. Likewise, on December 29, 2017, the related complaint was filed with the court for that year.

As of the date of these financial statements, the tax authorities had not yet released a response to the motions lodged.

The Bank has not recognized any asset in relation to these claims.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

16.	Investment in joint ventures and associates

	December 31, 2019	December 31, 2018
Rombo Cía. Financiera S.A.	657,687	782,270
BBVA Consolidar Seguros S.A.	264,606	207,901
Interbanking S.A.	113,656	52,094
Volkswagen Financial Services Compañía Financiera S.A. (1)	—	983,910
PSA Finance Arg. Cía. Financiera S.A. (1)	—	674,475
Other	—	1,038

TOTAL	1,035,949	2,701,688

(1)	As from July 1, 2019, the Bank had control over the companies as mentioned in Note 5.1.a).

The following table summarises the information related to the most significant investments in joint ventures:

	PSA Finance Arg. Compañía Financiera S.A.	Rombo Compañía Financiera S.A.		Volkswagen Financial Services Compañía Financiera S.A.
	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2018
Total Assets	6,321,185	7,934,042	13,875,829	12,377,624
Total Liabilities	4,972,235	6,289,825	11,920,150	10,448,390
Profit	229,683	290,597	103,017	379,314
Equity	1,348,950	1,644,217	1,955,679	1,929,234
Ownership interest	50%	40%	40%	51%

17.	Tangible assets

17.1.	Property and equipment

	December 31, 2019	December 31, 2018
Real estate	17,607,142	19,015,685
Furniture and facilities	3,860,618	4,306,069
Right of use	2,339,449	—
Machinery and equipment	1,904,268	1,981,541
Constructions in progress	321,522	722,272
Automobiles	38,710	32,277

TOTAL	26,071,709	26,057,844

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

Changes in the item for years 2019 and 2018 are included below:

						Depreciation
	Cost as of December 31, 2018	Gain of control over subsidiaries	Transfer to investment properties	Additions	Disposals (*)	Accumulated as of December 31, 2018	Transfer to investment properties	Disposals (*)	For the period	Gain of control over subsidiaries	Accumulated as of December 31, 2019	Carrying amount as of December 31, 2019
Real estate	21,368,787	—	(1,286,775)	216,264	(167,419)	2,353,102	(36,021)	(167,417)	374,051	—	2,523,715	17,607,142
Furniture and facilities	6,927,221	25,267	—	900,968	(1,219,196)	2,621,152	—	(1,217,679)	1,364,909	5,260	2,773,642	3,860,618
Rights of use (*)	—	18,242	—	2,892,458	—	—	—	—	562,870	8,381	571,251	2,339,449
Machinery and equipment	4,243,372	9,904	—	1,282,056	(907,660)	2,261,831	—	(906,820)	1,362,832	5,561	2,723,404	1,904,268
Construction in progress	722,272	—	—	276,292	(677,042)	—	—	—	—	—	—	321,522
Automobiles	147,477	7,226	—	15,364	(467)	115,200	—	—	14,561	1,129	130,890	38,710

Total	33,409,129	60,639	(1,286,775)	5,583,402	(2,971,784)	7,351,285	(36,021)	(2,291,916)	3,679,223	20,331	8,722,902	26,071,709

(*)	The Group included in additions the amount net of initial recognition (see Note 7.2.D.).

					Depreciation
	Cost as of December 31, 2017	Loss of control over subsidiary	Additions	Disposals (*)	Accumulated as of December 31, 2017	Disposals (*)	For the period	Loss of control over subsidiary	Accumulated as of December 31, 2018	Carrying amount as of December 31, 2018
Real estate	22,121,907	—	445,819	(1,198,939)	1,754,617	(227,293)	825,778	—	2,353,102	19,015,685
Furniture and facilities	5,885,552	(17,258)	1,105,538	(46,611)	1,994,000	(46,577)	676,895	(3,166)	2,621,152	4,306,069
Machinery and equipment	3,392,849	(9,925)	1,226,312	(365,864)	1,442,339	(365,864)	1,188,611	(3,255)	2,261,831	1,981,541
Construction in progress	795,661	—	693,495	(766,884)	—	—	—	—	—	722,272
Automobiles	129,015	(8,978)	27,511	(71)	92,606	—	25,275	(2,681)	115,200	32,277

Total	32,324,984	(36,161)	3,498,675	(2,378,369)	5,283,562	(639,734)	2,716,559	(9,102)	7,351,285	26,057,844

(*)	Includes write-off of fully depreciated items and finalized constructions.

17.2.	Investment properties

Below are the changes in investment properties:

					Depreciation
	Cost as of December 31, 2018	Transfer from Property and equipment	Additions	Disposals	Accumulated as of December 31, 2018	Transfer from Property and equipment	Disposals	For the period	Accumulated as of December 31, 2019	Carrying amount as of December 31, 2019
Real estate	199,858	1,286,775	—	—	12,041	36,021	—	21,505	69,567	1,417,066

Total	199,858	1,286,775	—	—	12,041	36,021	—	21,505	69,567	1,417,066

				Depreciation
	Cost as of December 31, 2017	Additions	Disposals	Accumulated as of December 31, 2017	Disposals	For the period	Accumulated as of December 31, 2018	Carrying amount as of December 31, 2018
Real estate	312,354	—	(112,496)	16,595	(11,353)	6,799	12,041	187,817

Total	312,354	—	(112,496)	16,595	(11,353)	6,799	12,041	187,817

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

18.	Goodwill and intangible assets

Below are the changes in the items:

					Amortization
	Cost as of December 31, 2018	Gain of control over subsidiaries	Additions	Disposals (*)	Accumulated as of December 31, 2018	Gain of control over subsidiaries	Disposals (*)	For the period	Accumulated as of December 31, 2019	Carrying amount as of December 31, 2019
Software licenses	1,765,499	3,068	307,251	(340,090)	790,289	1,112	(340,090)	504,352	955,663	780,065

Total	1,765,499	3,068	307,251	(340,090)	790,289	1,112	(340,090)	504,352	955,663	780,065

					Amortization
	Cost as of December 31, 2017	Loss of control over subsidiary	Additions	Disposals (*)	Accumulated as of December 31, 2017	Disposals (*)	For the period	Loss of control over subsidiary	Accumulated as of December 31, 2018	Carrying amount as of December 31, 2018
Software licenses	1,868,501	(3,517)	309,889	(409,374)	967,441	(409,374)	233,184	(962)	790,289	975,210
Goodwill	9,853	(9,853)	—	—	—	—	—	—	—	—

Total	1,878,354	(13,370)	309,889	(409,374)	967,441	(409,374)	233,184	(962)	790,289	975,210

(*)	Includes write-off of fully amortized items.

19.	Other assets

	December 31, 2019	December 31, 2018
Prepayments	1,440,555	1,785,076
Tax advances	579,702	597,997
Advances to personnel	325,458	12,545
Other miscellaneous assets	226,271	503,807
Advances to suppliers of goods	170,172	235,130
Foreclosed assets	14,324	13,230
Others	29,406	60,199
Allowance	(698)	—

TOTAL	2,785,190	3,207,984

20.	Non-current assets held for sale

On December 19, 2018, the Board of Directors decided to sell a group of real property assets located in Argentina. Therefore, these assets, the value of which, as of December 31, 2019 and 2018, was 208,318 and 166,660, respectively, were classified as “Non-current assets held for sale”, after the efforts to sell that group of assets began.

During November 2017, the Board of Directors agreed to a plan to sell its ownership interest in Prisma Medios de Pago S.A., and therefore the accounting balance of that ownership interest was presented as “Non-Assets held for sale”, for an amount of 667,013 as of December 31, 2018. The sale of 51% of the Bank’s shareholding in such company was completed on February 1, 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

21.	Financial liabilities at fair value through profit or loss

21.1.	Derivatives

	December 31, 2019	December 31, 2018
Foreign Currency Forwards	2,926,561	1,368,695
Interest Rate Swaps	146,386	749,976

TOTAL	3,072,947	2,118,671

21.2.	Trading liabilities

	December 31, 2019	December 31, 2018
Short sold positions	580,802	1,064,936

TOTAL	580,802	1,064,936

22.	Financial liabilities at amortized cost

22.1.	Banks loans

	December 31, 2019	December 31, 2018
Local financial institutions	3,592,942	—
Foreign financial institutions	2,539,186	8,487,730
Central Bank	16,748	15,394

	6,148,876	8,503,124

22.2.	Deposits from customers

	December 31, 2019	December 31, 2018
Savings Accounts	147,825,400	216,836,264
Term deposits	84,174,403	128,918,331
Checking accounts	54,000,386	43,957,531
Investment accounts	77	—
Others	4,871,226	6,668,093

TOTAL	290,871,492	396,380,219

22.3.	Repurchase agreements

	December 31, 2019	December 31, 2018
Financial institutions	—	22,030

TOTAL	—	22,030

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

22.4.	Other financial liabilities

	December 31, 2019	December 31, 2018
Obligations for financing of purchases (*)	16,970,119	20,160,684
Collections and other transactions on behalf of third parties	3,201,181	5,191,037
Lease liabilities ( See Notes 5.18 and 44)	2,516,725	—
Interest accrued payable	363,688	138,101
Creditors for spot transactions pending settlement	120,419	10,816,118
Accrued commissions payable	14,574	9,065
Others	5,638,469	7,049,413

TOTAL	28,825,175	43,364,418

(*)	Includes payables to merchants acquirers as a result of purchases made by the holders of the Bank’s credit cards.

23.	Debt securities issued

					Carrying amount as of
Detail	Issuance date	Nominal Value (in thousands pesos)	Maturity date	Annual Nominal Rate (*)	December 31, 2019	December 31, 2018
Class 20	08/08/2016	292,500	08/08/2019	Badlar Private + 3.23%	—	444,576
Class 22	18/11/2016	181,053	11/18/2019	Badlar Private + 3.50%	—	278,518
Class 23	27/12/2017	553,125	12/27/2019	TM20 + 3.20%	—	847,809
Class 24	27/12/2017	546,500	12/27/2020	Badlar Private + 4.25%	526,500	833,002
Class 25	08/11/2018	784,334	11/08/2020	UVA + 9.50%	1,294,040	1,317,533
Class 27	28/02/2019	1,090,000	08/28/2020	Badlar Private + 6.25%	891,000	—
Class 28	12/12/2019	1,967,150	06/12/2020	Badlar Private + 4%	1,967,150	—
Clases 26 - 28 - PSA Finance Argentina	01/02/2018	808,333	06/17/2020	Badlar Private + Fixed Rate	623,463	(a	)
Clases 2 - 4 - 5 - 6 - Volkswagen Financial Services	07/12/2018	1,735,042	02/27/2021	Badlar Private + UVA	1,673,333	(a	)
				Total Capital	6,975,486	3,721,438
				Interest accrued	343,595	83,899

				Total capital and interest accrued	7,319,081	3,805,337

(a)	The Entity gained control of the companies as of July 1, 2019, see Note 5.1.
(*)	Definitions:

BADLAR: Interest rate for time deposits of an amount superior than 1 (one) million pesos, from 30 to 35 days.

TM20: is the single arithmetic mean of interest rates for term deposits of twenty million pesos or more and thirty to thirty five day terms.

UVA: It is a unit of measure that is updated daily according to CER, based on the consumer price index.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

24.	Provisions

The Group, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, commercial and tax nature. A provision is recognized whenever the loss is classified as probable.

•

Financial guarantees and loan commitments: reflects the expected credit loss arising from financial guarantees issued, unused balances of checking account overdrafts, credit cards and other loan commitments.

•

Provisions for reorganization: Consistent with the goal of further aligning the organizational structure with the corporate strategy during the current year, achieving efficiency gains and streamlining the decision-making process across all work teams.

•	Other provisions: reflects the estimated amounts to pay class actions, labour, tax and commercial claims as well as other miscellaneous complaints.

	December 31, 2019	December 31, 2018
Other provisions	2,407,007	2,076,410
Provisions commercial claims	1,913,733	1,653,888
Provisions labor-related	204,202	260,371
Provisions tax claims	105,595	107,243
Others	183,477	54,908
Provisions for reorganization	1,976,109	—
Financial guarantees and loan commitments	930,577	551,226

TOTAL	5,313,693	2,627,636

Changes in the item for fiscal year 2019 and 2018 are included below:

Accounts	Balances as of December 31, 2018	Increases	Provisions used	Balances as of December 31, 2019

- Other provisions	2,076,410	2,325,885	(1,995,288)	2,407,007
Provisions commercial claims	1,653,888	1,945,249	(1,685,404)	1,913,733
Provisions labor-related	260,371	128,663	(184,832)	204,202
Provisions tax claims	107,243	68,235	(69,883)	105,595
Others	54,908	183,738	(55,169)	183,477
- Provisions for reorganization	—	2,342,100	(365,991)	1,976,109
- Financial guarantees and loan commitments	551,226	379,386	(35)	930,577

TOTAL PROVISIONS	2,627,636	5,047,371	(2,361,314)	5,313,693

Accounts	Balances as of December 31, 2017	Adoption of IFRS 9	Increases	Provisions used	Balances as of December 31, 2018

- Other provisions	2,027,713	—	955,640	(906,943)	2,076,410
Provisions commercial claims	1,434,919	—	759,128	(540,159)	1,653,888
Provisions labor-related	356,449	—	100,425	(196,503)	260,371
Provisions tax claims	110,547	—	71,299	(74,603)	107,243
Others	125,798	—	24,788	(95,678)	54,908
- Financial guarantees and loan commitments	2,537	950,064	57,339	(458,714)	551,226

TOTAL PROVISIONS	2,030,250	950,064	1,012,979	(1,365,657)	2,627,636

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

The expected terms to settle these obligations are as follows:

December 31, 2019
Provisions	Within 12 months	After 12 months
Other provisions	868,478	1,538,529
Provisions commercial claims	641,511	1,272,222
Provisions labor-related	43,728	160,474
Provisions tax claims	32,836	72,759
Others	150,403	33,074
Provisions for reorganization	1,976,109	—
For financial guarantees and loan commitments	930,577	—

December 31, 2018
Provisions	Within 12 months	After 12 months
Other provisions	941,450	1,134,960
Provisions commercial claims	806,428	847,460
Provisions labor-related	66,422	193,949
Provisions tax claims	21,510	85,733
Others	47,090	7,818
For financial guarantees and loan commitments	539,627	11,599

Possible contingencies

Contingent liabilities have not been recognized in these financial statements and corresponds to approximately 100 claims received (both before the courts and the administrative authorities), arisen in the ordinary course of business. These claims are primarily related to leasing claims, petitions to secure evidence, and labor claims. The Group’s management and legal advisors consider that the probability that these cases would derive in an outflow of resources is possible, but not probable, and that the potential cash disbursements should not be material.

25.	Other liabilities

	December 31, 2019	December 31, 2018
Miscellaneous creditors	5,155,257	5,293,263
Short term personnel benefits	4,193,448	3,905,639
Other collections and withholdings	3,075,256	3,100,127
Advance collections	2,606,751	2,543,751
Other taxes payable	1,219,002	1,195,409
Contract liabilities	383,757	290,959
Long term personnel benefits	306,486	278,063
Social security payable	61,435	106,094
Termination benefits payable	—	95,584
Others	78,385	45,219

TOTAL	17,079,777	16,854,108

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

26.	Capital and Reserves

•	Share capital

Shares				Share capital
Class	Quantity	Nominal value per share	Votes per share	Shares outstanding	Pending issuance or distribution	Paid-in
Ordinary	612,710,079	1	1	612,615	95	612,710

On April 24, 2019 the shareholders meeting of BBVA Argentina and the shareholders meetings of its subsidiary BBVA Francés Valores S.A. approved the merger of the two companies, effective as from October 1, 2019. Prior of the merger, BBVA Argentina had a 95% holding of shares and votes of BBVA Francés Valores S.A.

On October 9, 2019, the Argentine Securities Commision (CNV) handed down Resolution No. 20484/2019 concerning the merger, by which Banco BBVA Argentina S.A. was authorized to proceed with the issuance of 50,441 common book-entry shares, with a nominal value of $ 1 and entitled to one (1) vote each, that will be given to the minority shareholders of BBVA Francés Valores S.A.

As of the date of these consolidated financial statements, the merger and the ensuing capital stock increase are in the process of being registered with the Argentine Superintendence of Corporations (IGJ).

The following table shows the reconciliation of the number of shares at opening date to closing date:

Quantity of shares at January 1, 2017	536,877,850

Issuance of shares 2017	75,781,788
Quantity of shares at December 31, 2017 and 2018	612,659,638

Insuance of shares 2019 (*)	50,441
Quantity of shares at December 31, 2019	612,710,079

(*)	Pending issuance.

•	Share premium

The share premium account represents the difference between the par value of the shares issued and the subscription price.

•	Inflation adjustment to share capital

It comprises the cumulative monetary inflation adjustment on the share capital.

•	Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of financial assets measured at FVOCI, net of the related income tax.

•	Legal reserve

BCRA regulations establish that 20% of net income as determined in accordance with BCRA Generally Accepted Accounting Principles (BCRA GAAP), should be allocated to the legal reserve.

•	Other reserve

Set up to fulfil the requirement of CNV where the entire balance of retained earnings determined in accordance with BCRA GAAP needs to be allocated by the Shareholders’ meeting to cash dividends, dividends in shares, set up reserves other than the legal reserve, or a combination of all of them.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

•	Restrictions to the payment of dividends

For statutory purposes, the Bank prepares financial statements in accordance with BCRA GAAP. Dividend distributions are determined by the Shareholders based on these statutory financial statements.

Pursuant to the provisions in the regulation in force issued by the BCRA, financial institutions shall apply an annual 20% of the year’s profits determined in accordance with BCRA GAAP to increase legal reserves.

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

On September 20, 2017, BCRA issued Communication “A” 6327, which establishes that financial entities will not be able to make profit distributions with the profit that is originated by the first application of the International Financial Reporting Standards (IFRS), and must constitute a special reserve that can only be used for capitalization or to absorb eventual negative balances of the item “Retained earnings”.

In addition, the Bank shall maintain a minimum capital after the proposed distribution of profits.

On April 24, 2019 the Shareholders’ Meeting approved the distribution of dividends for an amount of 2,407,000 in nominal value (corresponding to 3,702,747 in terms of currency as of December 31, 2019). On April 10, 2018 the Shareholders’ Meeting approved the distribution of cash dividends for an amount of 970,000 in nominal values (corresponding to 2,010,520 in terms of currency as of December 31, 2019), which were paid on May 9, 2018. Furthermore, on March 30, 2017, the Shareholders’ Meeting approved the distribution of dividends for an amount of 911,000 in nominal value (corresponding to 2,237,938 in terms of currency as of December 31, 2019), which were paid on August 10, 2017.

27.	Analysis of changes in financing during the year

The following chart provides a reconciliation between the opening and closing balances for liabilities arising from financing activities:

	2019	2018
Debt securities issued
Opening balance	3,805,337	4,661,754
Gain of control over subsidiaries	3,712,359	—
Capital inflows	8,571,953	1,237,567
Capital outflows	(4,447,323)	(893,035)
Interests and adjustments accrued	4,198,955	1,359,246
Interests paid	(2,469,755)	(1,225,440)
Inflation effect on debt securities issued	(3,535,720)	(1,334,755)

Closing balance	9,835,806	3,805,337

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

28.	Net interest income

28.1.	Interest income

Interest revenue calculated using the effective interest method.

	2019	2018	2017
Interest from government securities	36,064,346	15,193,262	2,083,860
Interest from credit card loans	21,049,044	14,411,030	14,978,628
Interest from commercial papers	11,055,527	10,011,320	5,480,055
UVA clause adjustment (1)	10,861,421	6,663,447	355,414
Interest from overdrafts	10,165,810	11,057,634	7,740,446
Interest from consumer loans	9,035,631	11,709,910	9,965,009
Interest from other loans	5,418,765	5,648,600	4,894,009
Interest from loans for the prefinancing and financing of exports	3,155,170	2,691,170	949,300
Interest on loans to financial institutions	2,718,111	3,507,493	1,742,092
Premium for reverse repurchase agreements	1,809,106	1,035,969	1,169,266
Interest from car loans	1,449,019	2,286,746	2,388,989
Interest from mortgage loans	1,388,711	1,427,023	989,498
Interest from financial leases	588,691	992,682	1,010,444
Stabilization Coefficient (CER) clause adjustment (1)	79,678	172,329	1,033,377
Interest from private securities	10,720	64,419	156,649
Other financial income	8,004	62	2,957

TOTAL	114,857,754	86,873,096	54,939,993

(1)	Adjustment clauses based on the variation of the consumer price index.

28.2.	Interest expenses

	2019	2018	2017
Time deposits	38,808,451	26,129,974	15,398,263
Other liabilities	4,207,666	2,734,026	1,137,092
Savings accounts deposits	2,754,358	6,747,772	1,372,965
UVA clause adjustment (1)	1,539,863	1,974,442	100,999
Bank loans	903,655	281,834	84,048
Interest on the lease liability	317,722	—	—
Premium for reverse repurchase agreements	2,642	169,519	300,707
Others	35,370	17,843	3,243

TOTAL	48,569,727	38,055,410	18,397,317

(1)	Adjustment clause based on the variation of the consumer price index.

29.	Fee and commission income

Fee and commission income is disaggregated below by fee types that reflect the nature of the services offered across the Group, in accordance with IFRS 15. It includes a total for fees within the scope of IFRS 15. Refer to Note 41 for more detailed information about operating segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

	2019	2018	2017
Linked to deposits	11,477,646	11,253,785	7,794,302
Linked to credit cards	3,791,572	5,613,274	6,177,446
Insurance agent fee	1,134,979	1,335,199	1,654,212
From foreign currency transactions	1,082,784	896,889	726,044
Linked to securities	122,348	240,046	216,771
From guarantees granted	2,003	4,767	2,523

TOTAL	17,611,332	19,343,960	16,571,298

30.	Fee and commission expense

	2019	2018	2017
For credit and debit cards	6,072,334	5,282,111	4,273,979
For promotions	1,927,178	2,001,304	1,500,992
Other commission expenses	1,073,701	935,567	1,513,332
For foreign trade transactions	356,640	241,249	219,696
Linked to transactions with securities	2,937	2,866	2,674

TOTAL	9,432,790	8,463,097	7,510,673

31.	Gains (losses) on financial assets and liabilities at fair value through profit or loss, net

	2019	2018	2017
Income from debt and equity instruments	9,694,614	2,198,590	6,594,115
Gain / (Loss) from foreign currency forward transactions	1,593,433	(455,624)	130,082
Gains from put options	685,000	—	—
Interest rate swaps	(511,014)	(1,564,762)	(15,108)

TOTAL	11,462,033	178,204	6,709,089

32.	(Losses) gains on derecognition of financial assets not measured at fair value through profit or loss, net

	2019	2018	2017
(Loss) Income from sale of government securities	(58,259)	(208,958)	18,434
Loss from sale of private securities	(1,146)	(1,392)	—

TOTAL	(59,405)	(210,350)	18,434

33.	Exchange differences, net

	2019	2018	2017
Income from purchase-sale of foreign currency	10,522,779	7,818,158	5,012,970
Conversion of foreign currency assets and liabilities into pesos	(219,887)	2,164,066	182,224

TOTAL	10,302,892	9,982,224	5,195,194

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

34.	Other operating income

	2019	2018	2017
Gain from the sale of non-current assets held for sale	3,821,089	—	—
Adjustments and interest on miscellaneous receivables	1,270,640	763,230	300,459
Rental of safe deposit boxes	706,423	826,191	854,614
Income related to foreign trade	318,465	339,811	124,303
Services rendered	221,082	237,551	282,999
Proceeds from electronic transactions	146,827	187,716	134,545
Other operating income	2,316,823	886,714	1,292,317

TOTAL	8,801,349	3,241,213	2,989,237

35.	Other operating expenses

	2019	2018	2017
Turnover tax	7,981,890	7,661,598	5,802,997
Provisions for reorganization	2,342,101	—	—
Provision for contingencies	2,107,762	955,641	619,552
Loss on initial recognition of loans bearing below market interest rate	1,520,175	985,803	519,486
Contributions to the Deposits Guarantee Fund (Note 46)	605,859	606,763	536,623
Expected credit losses on financial guarantee and loan commitments	379,386	57,339	—
Damage claims	168,361	298,159	317,993
Loss on sale of non-current assets held for sale	—	393,819	—
Other operating expenses	1,075,112	1,322,918	3,504,136

TOTAL	16,180,646	12,282,040	11,300,787

36.	Personnel benefits

	2019	2018	2017
Salaries	9,816,527	9,575,758	10,353,649
Other short term personnel benefits	2,959,144	2,515,478	2,244,026
Social security charges	2,865,510	2,828,786	2,987,533
Personnel compensations and rewards	528,797	1,348,724	1,168,711
Personnel services	364,707	351,705	401,227
Other long term benefits	118,799	73,102	68,505
Fees to Bank Directors and Supervisory Committee	16,341	30,773	24,647
Termination benefits	3,016	24,470	14,559

TOTAL	16,672,841	16,748,796	17,262,857

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

37.	Administrative expenses

	2019	2018	2017
Taxes	3,256,687	3,104,662	2,975,848
Armored transportation services	2,532,507	1,984,070	1,715,490
Maintenance costs	1,494,540	1,418,489	1,364,030
Administrative expenses	1,267,458	991,328	877,815
Rent	980,566	1,445,420	1,186,775
Electricity and communications	710,240	605,417	501,146
Other fees	693,719	542,045	516,089
Advertising	632,691	761,987	1,021,181
Security services	484,036	558,102	768,650
Travel expenses	166,518	166,651	161,263
Insurance	143,094	133,111	136,785
Stationery and supplies	72,285	69,400	95,693
Other administrative expenses	1,543,629	1,527,708	1,616,158

TOTAL	13,977,970	13,308,390	12,936,923

38.	Depreciation and amortization

	2019	2018	2017
Depreciation of property and equipment	3,116,353	2,716,559	1,982,001
Amortization of right of use	562,870	—	—
Amortization of intangible assets	504,352	233,184	209,557
Depreciation of investment properties	21,505	6,799	5,089
Depreciation of other assets	2,691	517	2,175

TOTAL	4,207,771	2,957,059	2,198,822

39.	Financial instruments risks

Presentation of Risk Management and Risk-Weighted Assets (RWA)

Strategies and processes

The General Risks Policy expresses the levels and types of risk the Group is willing to take to carry out its strategic plan, with no relevant deviations, even under stress conditions.

To achieve its goals, the Group uses a management model with two principles for the decision-making process:

•	Prudence: Materialized in relation to the management of the various risks acknowledged by the Group.

•	Anticipation: refers to the adaptation capacity of risk management.

This process aims to be adequate, sufficiently proven, duly documented and periodically reviewed based on the changes of the Group’s risk profile and the market.

Structure and organization

The Group has a formal organizational structure, with a set of roles and responsibilities, organized in a pyramidal structure that generates control instances from lower to higher levels, up to the highest decision-making bodies. The following are the areas that conform the structure and a list of their functions:

•	Risks Management Unit

•	Committees

•	Control and Reporting Units

•	Cross-Control Areas

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

Risks Management Unit:

This is an area that is independent from business units, in charge of implementing the criteria, policies and procedures defined by the organization within the scope of credit (retail and wholesale), operational and market risk management, with a follow-up and control of proper application and proposing the actions necessary to the keep quality of risks within the defined goals. One of its main functions is to ensure proper information for the decision-making process at all levels, including relevant risk factors, such as:

•	Active management throughout the life of the risk.

•	Clear processes and procedures.

•	Integrated management of all risks through identification and quantification.

•	Generation, implementation and dissemination of advanced decision-making support tools.

Committees

Committees are the instances through which risks are treated. BBVA Argentina has an agile and proper structure of committees for the management of the various risks.

Internal Risk Control Unit

The main responsibilities of Internal Risks Control Area are: ensuring there is a proper internal regulatory framework (a process and measures defined for each type of risks), controlling its application and operation, and ensuring an assessment of the existence of a control environment and its proper implementation and operation.

The area has a Models Validation team that ensures the adequate use of BBVA Argentina’s internal risk statistical models and is responsible for issuing an informed and updated opinion on the proper use of such models.

Reporting Units

The Reporting Units are in charge of control procedures for risk, determining the risk quota for each segment of economic activity and type of financing, preparing fundamental metrics setting forth the principles and general risk profile in the statement of Appetite for Risk. In addition, it is in charge of generating reports for the Risks Management for decision-making process in accordance with internal credit policies and control organizations’ policies, reviewing processes and proposing alternatives.

Cross-Control Areas

The Group also has cross-control areas, such as: Internal Audit, Regulatory Compliance and Internal Control.

Risk Appetite Framework

Risk appetite is a key element providing the Group with a comprehensive framework to determine the risks and level of risks, expressed in terms of capital, liquidity, profitability, income recurrence, risks costs or other metrics.

Risk appetite is expressed through a statement containing the general principles for the Group’s strategy and quantitative metrics.

Stress Testing

The evaluation of the Group’s financial position under a severe but plausible scenario requires the simulation of scenarios to estimate the potential impact on the value of portfolios, profitability, solvency and liquidity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

Credit risk

It is the most important risk for the Group and includes counterparty risk, issuer risk, settlement risk and country risk management.

Strategy and processes

BBVA Argentina develops its credit risk strategy defining the goals that will guide its granting activities, the policies to be adopted and the necessary practices and procedures to carry out those activities.

Additionally, the Risks Management Department, together with the rest of the Bank’s Management Departments, annually develops a budget process, which includes the main variables of credit risk:

•	Expected growth per portfolio and product.

•	Evolution of default ratio.

•	Evolution of write-off portfolios.

This way, the expected standard credit risk values are set for a term of one year. Afterwards, the real values obtained are compared with that budget, to assess the growth of the portfolio and its quality.

Also, maximum limits or exposures per economic activity are formalized, pursuant to the Group’s placement strategy, which are used to follow up credit portfolios. In case of deviations from the set limits, these are analyzed by the Risks Follow-Up Committees to take the necessary measures.

Origination

BBVA Argentina has credit risk origination policies, to define the criteria to obtain quality assets, establish risk tolerance levels and alignment of the credit activities with the strategy of BBVA Argentina and in accordance with the Group. The policy of accepting risks is therefore organized into three different levels in the Group:

•	Analysis of the financial risk of the transaction, based on the debtor’s capacity for repayment or funds generation.

•

The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees; and finally.

•	Assessment of the repayment risk (asset liquidity) of the guarantees received.

Monitoring

The main monitoring procedures carried out for the various Banking areas are:

•

Monitoring of the limit granted: Since customer profiles vary over time, the limits of products contracted are periodically reviewed for the purpose of broadening, reducing or suspending the limit assigned, based on the risk situation.

•

Maintenance of pre-approved limits: Customers’ characteristics, vary over time. Therefore, there is periodical maintenance of the pre-approved limits, taking into consideration changes in a customer’s situation (position of asset and liability and relationship). Likewise, there is a periodic follow-up of the evolution of the pre-approved limits amount for the purpose of controlling and ensuring the risk assigned in accordance with the desired risk levels.

•

Monitoring of rating tools: Rating tools are a reflection of the internal inputs and show the characteristics and biases of such inputs. Therefore, they need a long period of use to reduce or eliminate those biases through the inclusion of new information, correction of existing information and periodic reviews optimizing the results of back-tests.

•

Portfolio analysis: The portfolio analysis consists of a monitoring process and study of the complete cycle of portfolios risk for the purpose of analyzing the status of the portfolio, identifying potential paths towards improvements in management and forecasting future behavior.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

Additionally, the following functions are carried out:

•	Monitoring of specific customers.

•	Monitoring of products.

•	Monitoring of units (branches, areas).

•	Other monitoring actions (samples, control of admission process and risk management, campaigns).

The priority in credit risk monitoring processes is focused mainly on problematic or potentially problematic customers for preventive purposes. The remaining aspects, the monitoring of products, units and other monitoring actions, are supplementary to the specific monitoring of customers.

Recovery

BBVA Argentina has also a Recoveries Area within Risks Management, to mitigate the severity of credit portfolios as well as to provide the results directly through collections of Write-Off portfolios and indirectly through collections of active portfolios, which imply a reduction of allowances.

Scope and nature of information and/or risk measurement systems

BBVA Argentina has several tools to be used in credit risk management for effective risk control and facilitating the entire process. The periodic reports are:

•	Progress of Risks.

•	Payment Schedules.

•	Ratings.

•	Dashboard.

•	Early Alerts System.

•	Quarterly tools follow-up sheet.

Exposure to credit risk

The Group’s credit risk exposure of loans and advances under IFRS 9 with stage allocation by asset classification as of December 31, 2019 is provided below:

Credit risk exposure	December 31, 2019	Stage 1	Stage 2	Stage 3
Financial assets at amortized cost	208,136,419	180,258,699	20,095,905	7,781,815

Wholesale	89,424,896	77,935,136	6,931,687	4,558,073

- Business	46,694,798	38,163,038	4,645,863	3,885,897
- CIB	40,226,136	38,286,185	1,340,985	598,966
- Institutional and international	573,958	314,300	259,307	351
- SME	1,930,004	1,171,613	685,532	72,859

Retail	118,711,523	102,323,563	13,164,218	3,223,742

- Advances	465,760	289,925	109,759	66,076
- Credit Cards	68,713,781	59,890,267	7,202,845	1,620,669
- Personal Loans	24,378,544	18,035,567	4,982,391	1,360,586
- Pledge Loans	9,612,796	9,274,034	192,066	146,696
- Mortgages	15,374,658	14,672,320	675,023	27,315
- Receivables from financial leases	165,005	160,728	2,063	2,214
- Others	979	722	71	186

Financial assets at fair value through other comprehensive income	45,212,713	29,146,833	16,065,880	—

- Debt Securities	45,212,713	29,146,833	16,065,880	—

Total financial assets risk	253,349,132	209,405,532	36,161,785	7,781,815

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

Credit risk exposure	December 31, 2019	Stage 1	Stage 2	Stage 3
Loan commitments and financial guarantees	49,707,760	44,812,582	4,862,443	32,735

Wholesale	12,394,826	9,647,220	2,743,101	4,505

- Business	9,003,091	7,780,502	1,219,808	2,781
- CIB	1,723,903	757,230	966,450	223
- Institucional e Internacional	1,219,678	784,922	434,756	—
- Pymes	448,154	324,566	122,087	1,501

Retail	37,312,934	35,165,362	2,119,342	28,230

- Advances	3,966,981	3,833,915	131,488	1,578
- Credit Cards	33,066,498	31,079,149	1,960,697	26,652
- Mortgages	247,141	230,335	16,806	—
- Others	32,314	21,963	10,351	—

Total loan commitments and financial guarantees	49,707,760	44,812,582	4,862,443	32,735

Total credit risk exposure	303,056,892	254,218,114	41,024,228	7,814,550

Information on the credit quality of assets

The Group has made improvements in its disclosures for the current year with respect to those made in 2018, therefore the information on the credit quality of assets is disclosed in accordance as is detailed in the following paragraph.

The Group’s credit quality analysis of loans and advances under IFRS 9 with risk allocation as of December 31, 2019 is provided below:

Credit quality analysis	December 31, 2019
Retail
- Low Risk	109,688,718
- Medium Risk	39,920,311
- High Risk	2,781,678
- Non Performing	3,249,997

Total retail	155,640,704

Wholesale
- Low Risk	61,046,614
- Medium Risk	25,734,387
- High Risk	10,857,921
- Non Performing	4,564,552

Total wholesale	102,203,474

Debt Securities
- Debt Securities ( <> other than corp bonds) B+	29,076,683
- Debt Securities (National government bonds) CCC	16,067,315
- Debt Securities ( = corporate bonds) B+	68,716

Total debt securities	45,212,714

Total credit risk exposure	303,056,892

For comparative purposes, we have disclosed the information of credit quality of assets for the current year according to the 2018 disclosure criteria as shown below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

The Group’s credit quality analysis of loans and advances with stage allocation by asset classification as of December 31, 2019 and 2018 is provided below. Carrying amounts are broken down by financial instruments and counterparties.

	Gross	Net of allowances
	December 31, 2019	December 31, 2019	Stage 1	Stage 2	Stage 3
Financial assets at amortized cost	208,136,419	196,590,375	176,257,793	18,114,616	2,217,966

Loans and advances to customers	201,454,375	190,041,967	169,934,636	17,889,383	2,217,948
Loans and advances to financial institutions	5,198,021	5,069,933	5,069,933	—	—
Other financial assets	1,466,191	1,460,643	1,235,392	225,233	18
Loans and advances to central banks	17,405	17,405	17,405	—	—
Loans and advances to government sector	427	427	427	—	—

Financial assets at fair value through other comprehensive income	45,212,713	40,309,297	29,088,445	11,220,852	—

Debt securities	45,212,713	40,309,297	29,088,445	11,220,852	—

Total financial assets	253,349,132	236,899,672	205,346,238	29,335,468	2,217,966

Total loan commitments and financial guarantees	49,707,760	48,777,183	44,252,081	4,516,549	8,553

Total credit risk exposure	303,056,892	285,676,855

	Gross	Net of allowances
	December 31, 2018	December 31, 2018	Stage 1	Stage 2	Stage 3
Financial assets at amortized cost	325,210,804	318,689,020	297,513,220	18,400,430	2,775,370

Loans and advances to customers	270,764,079	264,512,229	243,336,429	18,400,430	2,775,370
Other financial assets	19,786,692	19,786,689	19,786,689	—	—
Reverse repurchase agreements	19,784,563	19,566,144	19,566,144	—	—
Loans and advances to financial institutions	14,874,564	14,823,052	14,823,052	—	—
Loans and advances to government sector	317	317	317	—	—
Loans and advances to central banks	589	589	589	—	—

Financial assets at fair value through other comprehensive income	37,787,332	37,787,332	37,787,332	—	—

Debt securities	37,765,909	37,765,909	37,765,909	—	—
Equity instruments	21,423	21,423	21,423	—	—

Total financial assets risk	362,998,136	356,476,352	335,300,552	18,400,430	2,775,370

Total loan commitments and financial guarantees	220,441,622	219,472,627	208,963,783	10,397,237	111,607

Total credit risk exposure	583,439,758	575,948,979

Mitigation of credit risk, collateralized credit risk and other credit enhancements

In most cases, maximum credit risk exposure is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure. The Group applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. The existence of guarantees could be a necessary but not sufficient instrument for accepting risks, as the assumption of risks by the Group requires prior evaluation of the debtor’s capacity for repayment, or that the debtor can generate sufficient resources to allow the amortization of the risk incurred under the agreed terms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

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

Regarding the types of collateral managed by BBVA Argentina, the following stand out:

•	Guarantees: It includes sureties or unsecured instruments.

•	Joint and several guarantee: upon default on payment, the creditor may collect the unpaid amount from either the debtor or the surety.

•	Joint guarantee: in this case the guarantors and debt-holders are liable in proportion to their interest in the company / transaction and restricted to such amount or percentage.

•	Security Interest: it includes guarantees based on tangible assets, which are classified as follows:

•

Mortgages: a mortgage does not change the debtor’s unlimited liability, who is fully liable. They are documented pursuant to the Group’s internal regulations for such purposes and are duly registered. Also, there is an independent appraisal, at market value, which enables a prompt sale.

•

Pledges: this includes chattel mortgages of motor vehicles or machinery, as well as liens on time deposits and investment funds. To be accepted, they shall be effective upon realization accordingly, they are properly documented and shall be approved by the Legal Services area. Finally, the Group hedges against the variation in the value of the pledge.

Loan commitments

To meet the specific financial needs of customers, the Group’s credit policy also includes, among others, the granting of financial guarantess, letters of credit and lines of credit through checking accounts overdrafts and credit cards. Although these transactions are not recognized in the Consolidated Statement of Financial Position, because they imply a potential liability for the Group, they expose the Group to credit risks in addition to those recognized in the Consolidated Statement of Financial Position and are, therefore, an integral part of the Group’s total risk.

Main types of guarantors and counterparties of credit derivatives

The Group defines that the collateral (or credit derivative) shall be direct, explicit, irrevocable and unconditional in order to be accepted as risk mitigation. Furthermore, regarding admissible guarantors, BBVA Argentina accepts financial institutions (local or foreign), public entities, stock exchange companies, resident and non-resident companies, including insurance companies.

Credit quality of financial assets that are neither past due nor impaired

The Group has tools (“scoring” and “rating”) that enable it to rank the credit quality of its transactions and customers based on an assessment and its correspondence with the probability of default (“PD”) scales. To analyze the performance of PD, the Group has a series of tracking tools and historical databases that collect the pertinent internally generated information. These tools can be grouped together into scoring and rating models, being the main difference between ratings and scorings is that the latter are used to assess retail products, while ratings use a wholesale banking customer approach.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

Market risk

BBVA Argentina considers market risk as the likelihood of losses of value of the trading portfolio as a consequence of adverse changes in market variables affecting the valuation of financial products and instruments.

The main market risk factors the Group is exposed to are as follows:

•	Interest rate risk: From exposure to changes in the various interest rate curves.

•

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

The financial risks management model of BBVA Argentina consists of the Market Risks and Structural Risks and Economic Capital Areas, which are coordinated for control and follow-up of risks.

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

Among others:

•	Assets and liabilities committee (ALCO).

•	Risk Management Committee (RMC).

•	Financial Risks Committee (FRC).

BBVA Argentina has many tools and systems to manage and follow-up market risk, to achieve effective risk control and treatment.

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

The market risk measurement perimeter is the trading portfolio (trading book) managed by the Global Markets unit. This portfolio mainly consists of:

•	Argentine Government Securities.

•	BCRA Liquidity Bills

•	Provincial debt securities.

•	Corporate Bonds.

•	Foreign exchange spot.

•	Derivatives (Exchange rate Futures and Forwards and Interest rate swaps).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

The following tables show the evolution of trading portfolio total VaR and VaR per risk factors based on daily VaR information:

VaR (in millions of pesos)

	Year-ended December 31, 2019	Year-ended December 31, 2018
Average	81.60	22.86
Minimum	11.55	4.97
Maximum	273.42	97.37
Closing	43.57	49.36

VaR per risk factors – (in millions of pesos)

VaR interest rate	Year-ended December 31, 2019	Year-ended December 31, 2018
Average	71.97	19.00
Minimum	8.26	3.13
Maximum	234.32	93.76
Closing	43.99	49.90

VaR foreign exchange rate	Year-ended December 31, 2019	Year-ended December 31, 2018
Average	25.85	9.64
Minimum	0.85	0.28
Maximum	155.02	37.98
Closing	3.92	2.65

Currency risk

The position in foreign currency is shown below:

	Total as of December 31, 2019	As of December 31, 2019 (per currency)				Total as of December 31, 2018
		US Dollar	Euro	Real	Other
ASSETS
Cash and cash equivalents	87,682,802	84,697,740	2,717,935	4,811	262,316	80,746,913
Financial assets at fair value through profit or loss — Debt securities	166	166	—	—	—	10,719
Reverse repurchase agreements	—	—	—	—	—	19,546,503
Other financial assets	2,542,798	2,534,965	7,833	—	—	2,582,964
Loans and advances	34,300,359	34,033,214	267,145	—	—	93,277,671
Financial assets at fair value through other comprehensive income — Debt securities	7,413,880	7,413,880	—	—	—	5,141,185
Other assets	—	—	—	—	—	339,377
Equity instruments	27,138	27,138	—	—	—	21,077

TOTAL ASSETS	131,967,143	128,707,103	2,992,913	4,811	262,316	201,666,409

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

	Total as of December 31, 2019	As of December 31, 2019 (per currency)				Total as of December 31, 2018
		US Dollar	Euro	Real	Other
LIABILITIES
Deposits	117,231,027	115,106,328	2,124,699	—	—	176,130,348
Trading liabilities	449,618	449,618	—	—	—	53,529
Other financial liabilities	7,687,505	7,347,985	302,162	—	37,358	8,189,043
Bank loans	3,050,563	2,787,387	263,176	—	—	8,307,999
Other liabilities	1,242,338	1,168,254	74,084	—	—	1,456,070

TOTAL LIABILITIES	129,661,051	126,859,572	2,764,121	—	37,358	194,136,989

The notional amounts of the foreign currency term and forward transactions are reported below:

	December 31, 2019	December 31, 2018
Foreign Currency Forwards
Foreign currency forward sales — US$	620,956	760,615
Foreign currency forward purchases — US$	618,497	620,651
Foreign currency forward sales — Euros	1,804	5,463
Foreign currency forward purchases — Euros	35	—

Interest rate risk

Structural interest risk (SIR) gathers the potential impact of market interest rate variations on the margin of interest and the equity value of BBVA Argentina.

The process to manage this risk has a limits and alerts structure to keep the exposure to this risk within levels that are consistent with the appetite for risk and the business strategy defined and approved by the Board of Directors.

Within the core metrics used for measurement, follow-up and control, the following stand out:

•	Margin at Risk (MaR): quantifies the maximum loss which may be recorded in the financial margin projected for 12 months under the worst case scenario of rate curves for a certain level of confidence.

•	Economic Capital (EC): quantifies the maximum loss which may be recorded in the economic value of the Group under the worst case scenario of rate curves for a certain level of confidence.

The Group additionally carries out an analysis of sensitivity of the economic value and the financial margin for parallel variations by +/- 100 basis points over interest rates.

The following table shows the sensitivity of the economic value (SEV), to +100 basis points variation presented as a proportion of Core Capital:

SEV +100 bps

	December 31, 2019	December 31, 2018
Closing	0.32%	1.43%
Minimum	0.04%	1.01%
Maximum	1.64%	2.05%
Average	0.77%	1.61%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

The following table shows the sensitivity of the financial margin (SFM), to -100 basis points variation presented as a percentage of 12-month forecast net interest income:

SFM -100 bps

	December 31, 2019	December 31, 2018
Closing	0.82%	2.14%
Minimum	0.58%	1.98%
Maximum	2.20%	2.73%
Average	1.48%	2.26%

Liquidity and financing risk

The liquidity risk is defined as the possibility of the Group not efficiently meeting its payment obligations without incurring significant losses which may affect its daily operations or its financial standing.

The short-term purpose of the liquidity and financing risk management process at BBVA Argentina is to timely and duly address payment commitments agreed, without resorting to additional funding deteriorating the Group’s reputation or significantly affecting its financial position, keeping the exposure to this risk within levels that are consistent with the appetite for risk and the business strategy defined and approved by the Board of Directors. In the medium and long term, to watch for the suitability of the financial structure of the Bank and its evolution, according to the economic situation, the markets and regulatory changes.

Within the core metrics used for measurement, follow-up and control of this risk, management considers the following to be most relevant:

LtSCD: (Loan to Stable Customers Deposits), measures the relationship between the net credit investment and the customers’ stable resources, and is set forth as the key metric of appetite for risk. The goal is to preserve a stable financing structure in the medium and long term.

LCR: (Liquidity Coverage Ratio), which measures the relation between high quality liquid assets and total net cash outflows during a 30-day period. BBVA Argentina, as established in the regulations issued by the BCRA, “A” 5693, calculates the liquidity coverage coefficient daily.

Below is the LCR ratios:

	December 31, 2019	December 31, 2018
LCR	413%	291%

The following charts show the concentration of deposits as of December 31, 2019 and 2018:

	December 31, 2019		December 31, 2018
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	10,875,308	3.70%	23,525,681	5.89%
50 following largest customers	17,030,642	5.79%	23,926,818	5.99%
100 following largest customers	13,414,450	4.56%	16,221,565	4.06%
Rest of customers	252,667,647	85.95%	335,534,953	84.06%

TOTAL	293,988,047	100.00%	399,209,017	100.00%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

The following chart show the breakdown by maturity of loans and advances, other financing and financial liabilities considering the total amounts to their due date, as of December 31, 2019 and 2018:

	Assets		Liabilities (*)
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Up to 1 month	99,748,118	116,535,072	305,122,145	410,555,522
From more than 1 month to 3 month	26,654,927	40,166,007	24,232,243	35,150,020
From more than 3 month to 6 month	14,580,725	40,614,599	8,684,764	13,601,856
From more than 6 month to 12 month	19,415,772	25,896,503	5,740,511	5,120,730
From more than 12 month to 24 month	27,857,740	33,588,065	1,172,095	2,783,466
More than 24 months	41,914,222	64,047,294	3,696,017	58,130

TOTAL	230,171,504	320,847,540	348,647,775	467,269,724

(*)	These figures includes expected interest amounts. For floating rate instruments such interest amounts were calculated using today’s rate.

Additionally, the Bank has issued financial guarantees and loan commitments which may require outflows on demand.

	December 31, 2019	December 31, 2018
Financial guarantees and loan commitments	171,822,963	220,023,853

The amounts of the Bank’s financial assets and liabilities, which are expected to be collected or paid twelve months after the closing date are set forth below:

	December 31, 2019	December 31, 2018
Financial assets
Loans and advances	69,771,962	70,684,866
Debt securities	175,629	11,203,612
Reverse repurchase agreements	—	14,541,517

Total	69,947,591	96,429,995

Financial liabilities
Other financial liabilities	4,144,530	1,313,978
Bank loans	492,673	259,934
Debt securities issued	136,306	781,130
Deposits	94,603	60,599

Total	4,868,112	2,415,641

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

40.	Fair values of financial instruments

a) Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2019 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets
Financial assets at fair value through profit or loss - Debt securities	4,129,970	4,129,970	—	4,129,970	—
Financial assets at fair value through profit or loss - Derivatives	3,047,036	3,047,036	—	2,362,036	685,000
Financial assets at fair value through profit or loss - Equity instruments	4,152,821	4,152,821	1,119,811	—	3,033,010
Financial assets at fair value through other comprehensive income - Debt securities	45,178,513	45,178,513	1,225,033	43,953,480	—
Financial assets at fair value through other comprehensive income - Equity instruments	27,369	27,369	—	27,369	—

Total	56,535,709	56,535,709	2,344,844	50,472,855	3,718,010

Financial liabilities at fair value through profit or loss
Trading liabilities	580,802	580,802	580,802	—	—
Derivatives	3,072,947	3,072,947	—	3,072,947	—

Total	3,653,749	3,653,749	580,802	3,072,947	—

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2018 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value
Financial assets
Financial assets at fair value through profit or loss - Debt securities	11,549,889	11,549,889	83,086	11,466,803
Financial assets at fair value through profit or loss - Derivatives	909,793	909,793	—	909,793
Financial assets at fair value through profit or loss - Equity instruments	812,275	812,275	812,275	—
Financial assets at fair value through other comprehensive income - Debt securities	37,765,909	37,765,909	154,088	37,611,821
Financial assets at fair value through other comprehensive income - Equity instruments	21,423	21,423	20,346	1,077

Total	51,059,289	51,059,289	1,069,795	49,989,494

Financial liabilities at fair value through profit or loss
Trading liabilities	1,064,936	1,064,936	250,279	814,657
Derivatives	2,118,671	2,118,671	—	2,118,671

Total	3,183,607	3,183,607	250,279	2,933,328

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective reference for the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and active market, that is to say its quoted or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice valuation techniques, such as discounted cash flows based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the financial instrument, the fair value is calculated considering the latest market price plus interest accrued until the valuation date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly made based on the observability of the necessary inputs to calculate that fair value, defining the following levels:

•

Level 1: Financial instruments valued with quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume.

•	Level 2: Financial instruments that do not have an active market, but that may be valued through market observable data.

•	Level 3: Valuation using models where variables not obtained from observable market information are used.

Financial assets at fair value primarily consist of BCRA Liquidity Bills and Government securities , together with a minor share in Corporate Bonds. Likewise, financial derivatives are classified at fair value, which include futures and foreign currency NDF (non-delivery forwards), put options, and interest rate swaps.

b) Transfers between hierarchy levels

b.1) Transfers from Level 1 to Level 2

The following instruments measured at fair value were transferred from Level 1 to Level 2 of the fair value hierarchy:

	December 31, 2019	December 31, 2018
Argentine Treasury Bond in Pesos due 2038	—	2,484

The transfer is due to the fact that the bond was not listed on the market the number of days necessary to be considered Level 1. No transfers from Level 1 to Level 2 have occurred as of December 31, 2019.

b.2) Transfers from Level 2 to Level 1

No transfers have occurred from Level 2 to Level 1 as of December 31, 2019 and 2018.

b.3) Valuation techniques for Levels 2 and 3

The valuation techniques for Level 2 and 3 are described in the paragraphs below.

Fixed Income

The determination of fair value prices set forth by the Bank for fixed income consists of considering reference market prices from the Electronic Open Market, in spanish, “Mercado Abierto Electrónico” (MAE), the main market where bonds are traded.

For Argentine Treasury Bonds, prices are captured from MAE. If bonds have not traded for the last 10 business days, fair value is determined by discounting cash flows using the pertinent discount curve.

Argentine Treasury Bills which have not traded for the last 10 business days are measured by reference to their cash flows discounted using the respective yield curve, based on the currency in which the bills were issued. In particular, US-dollar linked Treasury Bills (Lelinks) are measured using the yield curve in pesos.

Liquidity bills issued by the BCRA without quoted prices in MAE on the last day of the month, the fair value is determined by discounting cash flows using the monetary policy rate. The monetary policy rate is the rate used by the Central Bank of Argentina to make monetary policy.The benchmark rate used for monetary policy is the interest rate on liquidity bills (LELIQs).

Finally, corporate bonds and sub-sovereign bonds were measured at their market prices prevailing on the last 10 business days in MAE, where available. In the absence of market prices, the fair value of these securities is determined based on the last market price available, plus accrued interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

Swaps

For swaps, the fair valuation consists of discounting future cash flows using the interest rate, according to the rate curve resulting from the implicit yield of Rosario Futures Exchange (ROFEX) futures, the main derivatives market in Argentina where these types of securities are traded.

Non-Deliverable Forwards

The fair value of NDFs consists of discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar spot selling exchange rate published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro spot selling exchange rate published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP Broker. Cash flows in dollars are discounted using the OIS yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

Investments in Equity Instruments

The fair value of the equity interest held in Prisma Medios de Pago S.A., classified as Level 3, was calculated with the assistance of independent appraisers using a discounted cash flow method by applying the income approach. (Note 5.18).

The most relevant unobservable input data include:

•	Projected EBITDA and Free cash flow (mainly determined by the expected evolution of the level of transactions and fees)

•	Minority discount rate (equivalent to 1 / (1 + Premium control) – 1)

•	WACC (Weighted Average Cost of Capital) of Prisma.

•	g = growth factor for terminal value.

Below we present the sensitivity analysis for the valuation of the remaining 49% equity of Prisma, still held by the selling shareholders. The sensitivity is related to the two following variables: the WACC (Weighted Average Cost of Capital) and the g level (the growth factor for future cash flows after 2023 that determines the terminal value):

Prisma equity (49%) + minority discount (9.09%) – US$ millions
		g (terminal value growth – annual)
		2.50%	3.00%	3.50%
	97.5%	467.8	480.0	493.3
WACC	100%	461.8	473.8	486.8
	102.5%	455.9	467.7	480.5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

The scenario for the valuation considers WACC at 100% and g at 3%.

As BBVA Argentina holds an interest in Prisma of 11.1217% and the FX rate is 57.56 pesos/US$ the fair value accounts for 3,033,010.

Put Options

The Group has classified the put option in respect of its equity interest in Prisma Medios de Pago S.A. as Level 3, since its valuation uses significant unobservable inputs. The income (loss) from the asset measured at fair value on the basis of non-observable input data is booked under Net income / (loss) from financial instruments carried at fair value through profit or loss.

These instruments were measured using a valuation technique based on a binomial option pricing model. This model involves creating a comparable portfolio under the same conditions as the put, considering several scenarios. The pricing model factors in the company’s projected cash flows and financial indebtedness as of the exercise date (34 months subsequent to the contract closing date). Expected cash flows are discounted using the Weighted Average Cost of Capital (WACC) discount rate.

The most relevant unobservable input data used in the pricing model include:

•	Monthly volatility (sensitivity to volatility ranging from 10%, 12.2%, 15% and 20%).

•

The theoretical exercise price for the option. This price is 7 times the expected EBITDA for the 3rd year. This EBITDA is calculated considering the expected cash flows of the business as well as the financial indebtedness, considering Cash and Banks and Short-term investments, and financial indebtedness projected for the option exercise date.

Any potential substantial change in any of the aforementioned non-observable input data may increase or decrease the put option estimated fair value.

Below we present the sensitivity for the valuation of the put option per share, based on the level of implied volatility and the theoretical exercise price of the share price, the result of which is shown in the tables below:

Sensibility - US$
		Volatility
		10.0%	12.2%	15.0%	20.0%
	95%	0.84	0.98	1.16	1.45
EBITDA	100%	0.95	1.10	1.29	1.59
	105%	1.08	1.23	1.42	1.73

Sensibility - $
		Volatility
		10.0%	12.2%	15.0%	20.0%
	95%	48.15	56.30	66.51	83.47
EBITDA	100%	54.88	63.43	74.04	91.58
	105%	62.43	70.55	81.58	99.70

The scenario considered for the valuation considers EBITDA at 100% and volatility at 12.2%. BBVA Argentina, has a position of 10,800 shares of Prisma. Therefore the fair value of the put is 10,800 x 63.43 = 685,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

b.4) Reconciliation of opening and ending balances of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between opening balances and final balances of Level 3 fair values:

December 31, 2019
Balance at the beginning of the fiscal year	—
Investments in equity instruments – Prisma Medios de Pago S.A.	3,033,010
Derivatives - Put options - Prima Medios de Pago S.A.	685,000

Balance at year-end	3,718,010

Accounts	Balances as of December 31, 2018	Ownership interest (49.0000%)	Gains on financial assets at fair value through profit net	Net monetary inflation adjustment	Balances as of December 31, 2019
Investments in equity instruments – Prisma Medios de Pago S.A.	—	212,463	3,805,345	(984,798)	3,033,010
Derivatives - Put options - Prima Medios de Pago S.A.	—	—	685,000	—	685,000

Total	—	212,463	4,490,345	(984,798)	3,718,010

c)	Fair value of Assets and Liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market. Assets and liabilities with fair value similar to their accounting balance.

•	Assets and liabilities with fair value similar to their accounting balance

For financial assets and financial liabilities maturing in less than one year, it is considered that the accounting balance is similar to fair value. This assumption also applies for deposits, because a significant portion thereof (more than 99% considering contractual terms and conditions) have a residual maturity of less than one year.

•	Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics.

•	Variable rate financial instruments

For financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2019 is detailed below:

	Accounting balance	Total fair value		Level 2 Fair value
Financial assets
Cash and cash equivalents	156,259,910	(a	)	—
Other financial assets	10,897,537	(a	)	—
Loans and advances	195,129,732	193,160,534		193,160,534

Financial liabilities
Deposits	293,988,047	292,145,753		292,145,753
Other financial liabilities	28,825,175	(a	)	—
Bank loans	6,148,876	6,116,044		6,116,044
Debt securities issued	7,319,081	7,264,514		7,264,514

(a)	The Group does not report the fair value as it considers it to be similar to its accounting value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2018 is detailed below:

	Accounting balance	Total fair value		Level 2 Fair value
Financial assets
Cash and cash equivalents	152,456,309	(a	)	—
Reverse repurchase agreements	19,566,144	(a	)	—
Other financial assets	19,786,689	(a	)	—
Loans and advances	279,336,187	271,977,546		271,977,546

Financial liabilities
Deposits	399,209,017	395,210,860		395,210,860
Repurchase agreements	22,030	(a	)	—
Other financial liabilities	43,364,418	(a	)	—
Bank loans	8,503,124	(a	)	—
Debt securities issued	3,805,337	3,710,516		3,710,516

(a)	The Group does not report the fair value as it considers it to be similar to its accounting value.

41.	Segment reporting

Basis for segmentation

The Bank identified the operating segments based on the management information reviewed by the chief operating decision maker. As of December 31, 2019, 2018 and 2017, the Group has determined that it has only one reportable segment related to banking activities.

Most of the Group’s operations, property and customers are located in Argentina. No customer has generated 10% or more of the Group’s total income.

The following is relevant information on loans and deposits by business line as of December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Financial assets at amortized cost - Loans and advances	195,129,732	279,336,187
Corporate banking	38,620,739	80,295,259
Small and medium companies	47,033,650	80,677,348
Retail	109,475,343	118,363,580
Other assets	259,041,289	276,833,239

TOTAL ASSETS	454,171,021	556,169,426

Financial liabilities at amortized cost – Deposits	293,988,047	399,209,017
Corporate banking	24,526,990	45,639,098
Small and medium companies	68,158,704	75,747,149
Retail	201,302,353	277,822,770
Other liabilities	75,845,904	86,901,841

TOTAL LIABILITIES	369,833,951	486,110,858

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

The following table presents the consolidated statement of profit or loss in the format provided to the Chief Operating Decision Maker:

	December 31, 2019	December 31, 2018	December 31, 2017
Net interest income	66,288,027	48,817,686	36,542,676
Net fee and commission income	8,178,542	10,880,863	9,060,625
Gains on financial assets and liabilities at fair value through profit or loss, net	11,462,033	178,204	6,709,089
(Losses) gains on derecognition of financial assets not measured at fair value through profit or loss	(59,405)	(210,350)	18,434
Exchange differences, net	10,302,892	9,982,224	5,195,194
Other operating income	8,801,349	3,241,213	2,989,237

TOTAL OPERATING INCOME BEFORE FINANCIAL ASSETS IMPAIRMENT LOSS	104,973,438	72,889,840	60,515,255

Impairment of financial assets	(15,752,414)	(5,897,990)	(3,888,609)

SUBTOTAL	89,221,024	66,991,850	56,626,646

Total operating expenses	(51,039,228)	(45,296,285)	(43,699,389)
Share of profit of equity accounted investees	128,119	488,453	520,435
Loss on net monetary position	(20,213,528)	(17,927,987)	(9,475,736)

PROFIT BEFORE TAX	18,096,387	4,256,031	3,971,956

Income tax expense	(2,072,167)	(6,670,742)	(1,111,427)

PROFIT / (LOSS) FOR THE YEAR	16,024,220	(2,414,711)	2,860,529

Attributable to:
Shareholders of the Bank	16,027,533	(2,291,690)	2,928,692
Non-controlling interest	(3,313)	(123,021)	(68,163)

42.	Subsidiaries

Pursuant to certain amendments to shareholders’ agreements, effective since July 1, 2019, the Bank assumed the power to direct the relevant activities of PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. Considering the guidelines set out under IFRS 10, the Entity has concluded that it has power over these companies effective since the aforementioned date. Therefore, these financial statements include consolidated information with these companies since the date the Entity has taken control over them.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

Below is the information on the Bank’s subsidiaries:

		Ownership interest as of
Name	Registered Office (country)	December 31, 2019		December 31, 2018	December 31, 2017
BBVA Francés Valores S.A.	Argentina		(a)	96.9953%	96.9953%
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Argentina	53.8892%		53.8892%	53.8892%
Volkswagen Financial Services Compañía Financiera S.A.	Argentina	51.0000	% (b)	—	51.0000%
PSA Finance Argentina Compañía Financiera S.A.	Argentina	50.0000	% (b)	—	—
BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Argentina	100.0000%		95.0000%	95.0000%

(a)	As of October 1, 2019, the company BBVA Francés Valores S.A. merged into the Bank. (See Note 26)
(b)	On July 1, 2019, the Entity consolidates these companies as a result of the gain of control. (See Note 5.1)

•	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (“AFJP”): corporation incorporated under the laws of Argentina undergoing liquidation proceedings;

•	Volkswagen Financial Services Compañía Financiera S.A. (“VWFS”): a financial company incorporated under the laws of Argentina engaged in pledge loans;

•	PSA Finance Argentina Compañía Financiera S.A. (“PSA”): a financial company incorporated under the laws of Argentina engaged in pledge loans; and

•	BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión: corporation incorporated under the laws of Argentina as an agent for the management of investment products.

The Group does not have significant restrictions on its ability to access or use its assets and settle its liabilities other than those resulting from the supervisory framework within which VWFS and PSA operate. The supervisory frameworks require banking subsidiaries to keep certain levels of regulatory capital and liquid assets, limit their exposure to other parts of the Group and comply with other ratios.

43.	Related parties

a)	Parent

The Bank’s direct controlling entity is Banco Bilbao Vizcaya Argentaria, S.A.

b)	Key Management personnel

Key management personnel are those having the authority and responsibility for planning, managing and controlling the Bank’s activities, whether directly or indirectly.

Based on that definition, the Bank considers the members of the Board of Directors as key personnel.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

b.1)	Remuneration of key management personnel

The key personnel of the Board of Directors received the following compensations:

	December 31, 2019	December 31, 2018	December 31, 2017
Fees	14,939	28,287	13,600
Total	14,939	28,287	13,600

b.2)	Balances and results arising from transactions with key management personnel

	Balances as of		Results
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2017
Loans
Credit cards	4,618	4,472	1,090	1,514	1,043
Overdrafts	41	29	—	15	23
Consumer loans	—	—	—	—	15
Mortgage loans	1,258	2,024	278	445	423
Financial leases	—	—	—	—	2
Deposits	18,461	46,633	1,196	248	154

Loans are granted on an arm’s length basis. All loans to related parties were classified in Stage 1.

b.3)	Balances and results arising from transactions with related parties (except key management personnel)

	Balances as of		Results
Parent	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2017
Cash and other demand deposits	456,433	399,200	—	—	—
Derivatives (Assets)	651,110	35,654	—	—	—
Other financial assets	540,612	476,933	—	—	—
Trading liabilities	—	485,181	—	—	—
Other liabilities	352,838	78,910	292,445	172,074	97,728
Derivatives (Liabilities)	1,200,403	78,759	7,027	154,252	—

Off-balance sheet transaction
Securities in custody (a)	56,893,378	87,676,176	—	—	—
Derivative instruments (Notional amount)	11,215,700	7,956,847	—	—	—
Guarantees granted (b)	706,792	913	2,426	3,357	1,966
Guarantees received	28,362	1,103,964	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

	Balances as of		Results
Associates/ Joint Ventures	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2017
Cash and other demand deposits	294	108	—	—	—
Loans and advances	1,782,989	8,804,808	2,062,380	2,577,211	1,093,101
Debt securities at fair value through profit or loss	16,782	77,528	52,673	62,630	—
Derivatives (Assets)	—	—	—	—	1,881
Other financial assets	—	248,627	—	—	—
Deposits	374,429	229,730	8,229	55,367	246
Trading liabilities	—	344,328	—	—	—
Other financial liabilities	—	57,518	—	—	—
Other liabilities	—	—	2,440	6,646	10,931
Financing received	200,438	—	10,968	10,013	3,550
Derivatives (Liabilities)	138,245	587,637	464,844	1,167,277	5,498
Debt securities issued	155,941	177,312	51,290	62,013	11,650
Other operating income (a)	—	—	44,939	28,105	15,666

Off-balance sheet transaction
Interest rate swaps (Notional amount)	—	3,637,306	—	—	—
Securities in custody (b)	1,259,819	778,509	1,850	740	—
Guarantees received	—	437	—	—	—
Guarantees granted (c)	18,284	36,711	574	443	497

(a)	Operating leases.
(b)	These balances represent the shares in custody of Banco BBVA Argentina SA held by BBVA and BBV América.
(c)	These balances represent commercial guarantees granted.

Transactions have been agreed upon on an arm’s length basis. All loans to related parties were classified in Stage 1.

44.	Leases

The Group as lessee

The Group leases branches under operating lease contracts. Leases are typically for a term of 5 years, with the option to renew after that date. Payments for leases are increased annually to reflect the market conditions.

Below are the minimum future payments of leases under operating lease contracts not subject to cancellation as of December 31, 2019 and 2018:

	U.S. dollars	In local currency	Total December 31, 2019	Total December 31, 2018
Up to 1 year	79,975	3,753	83,728	72,266
From 1 to 5 years	1,049,064	177,853	1,226,917	2,246,865
More than 5 years	1,187,135	18,945	1,206,080	1,922,188

TOTAL			2,516,725	4,241,319

The amount of the depreciation of the right of use recognized in results was 2,186,840 for the year ended December 31, 2019. The amount of operating lease expenses recognized in results were 1,445,420 and 1,186,775 for the years ended December 31, 2018 and 2017, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

45.	Restricted assets

As of December 31, 2019 and 2018, the Group has the following restricted assets:

a)

The Entity used Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 82,809, Treasury Bills in pesos maturing on July 31, 2020 in the amount of 108,000 as of December 31, 2019, (Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 121,966 and Treasury Bonds in US dollars maturing on May 10, 2019 in the amount of 86,369 as of December 31, 2018) as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).

b)

Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 5,923,453 and 7,234,836 as of December 31, 2019 and 2018, respectively.

c)

BBVA Francés Valores S.A. had shares in Mercado de Valores de Buenos Aires S.A. (MERVAL) in the amount of 38,030 and BYMA in the amount of 145,525 as of December 31, 2018. Those shares were pledged for the benefit of “Crédito y Caución Compañía de Seguros S.A.” under the surety bond signed by the issuer to secure noncompliance with the company’s obligations.

46.	Deposits guarantee regime

The Bank is included in the Deposits Guarantee Fund Insurance System of Law No. 24,485, Regulatory Decrees No. 540/95, No. 1292/96, No. 1127/98 and No. 30/18 and Communication “A” 5943 issued by the BCRA.

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

For the years ended December 31, 2019 and 2018 the contributions to the Fund have been recorded in the item “Other operating expenses—Contributions to the deposits guarantee fund” in the amounts of 605,859 and 606,763, respectively.

On February 28, 2019, BCRA issued Communication “A” 6654 setting forth an increase in the guarantee from pesos four hundred and fifty thousand to pesos one million, effective March 1, 2019.

47.	Minimum cash and minimum capital

a)	Minimum cash

The BCRA establishes different regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	December 31, 2019	December 31, 2018
Balances at the BCRA
BCRA – current account - not restricted	107,454,632	126,326,564
BCRA – special guarantee accounts – restricted	2,827,885	1,904,833

	110,282,517	128,231,397

Argentine Treasury Bonds in pesos at fixed rate due November 2020	7,300,220	10,669,815
Liquidity Bills – BCRA	33,061,179	31,077,880

TOTAL	150,643,916	169,979,092

b)	Minimum capital

Minimum capital requirements are determined on the basis of the implicit risks to which the Group is exposed (credit risk, market risk and operational risk). The minimum capital will be the higher of the minimum capital fixed by BCRA and the capital requirements for credit risk, market risk — requirement for daily positions in eligible instruments — and operational risk. These requirements must be complied with on both an individual and a consolidated basis.

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

Minimum capital must be, at least, the greater of:

•	Minimum basic capital, and

•	The sum of minimum capital required for credit risk, market risk and operational risk.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

The positions under consideration must be separated according to the currency of issue of each instrument, regardless of the issuer’s residence. In the cases of assets expressed in foreign currency, the Group must consider the risk for two positions: that which corresponds to the assets and the position in foreign currency, the relevant capital requirement being determined on the basis of the latter. The value of all positions will be expressed in pesos by using the reference exchange rate published by the BCRA for the U.S. dollar, after application of the swap rate corresponding to the other currencies.

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

The breakdown of minimum capital at consolidated level is detailed below:

Minimum capital requirements	December 31, 2019	December 31, 2018
Credit risk	17,999,427	27,824,585
Operational risk	6,399,872	5,529,881
Market risk	303,718	142,735
Total capital	49,989,689	55,801,416

Excess capital	25,286,672	22,304,215

48.	Investment funds

As of December 31, 2019 and 2018, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos which are part of the mutual fund portfolio and are recorded in memorandum accounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

The net asset values of Investment funds are as follows:

	NET ASSET VALUES AS OF
INVESTMENT FUNDS	December 31, 2019	December 31, 2018
FBA Renta Pesos	39,129,811	24,433,615
FBA Horizonte	790,936	2,014,548
FBA Renta Fija Dólar Plus	718,995	2,434,999
FBA Acciones Latinoamericanas	551,067	559,170
FBA Calificado	472,930	586,498
FBA Renta Fija Dólar	470,455	5,765,286
FBA Ahorro Pesos	462,399	9,695,147
FBA Acciones Argentinas	354,355	571,764
FBA Bonos Latam	317,683	56,484
FBA Bonos Argentina	248,449	6,171,650
FBA Bonos Globales	201,829	52,609
FBA Retorno Total II	85,002	101,053
FBA Brasil I	82,972	1,629
FBA Horizonte Plus	77,087	145,556
FBA Renta Fija Plus	52,745	338,402
FBA Retorno Total I	28,465	88,529
FBA Gestión I	23,163	—
FBA Renta Mixta	17,694	129,212
FBA Renta Fija Local	1,384	1,631
FBA Renta Pública I	1,384	1,631
FBA Renta Pública II	722	580
FBA Renta Pesos Plus	—	24,573

	44,089,527	53,174,566

The subsidiary BBVA Asset Management Argentina S.A. acts as investment funds manager, authorized by the CNV, which registered that company as investment funds management agent under No. 3 under Provision 2002 issued by the CNV on August 7, 2014.

49.	Subsequent events

On March 11, 2020, the World Health Organization declared the outbreak of Coronavirus (COVID-19) a pandemic, due to its rapid spread throughout the world, having affected more than 150 countries. Most governments, including Argentina, are taking restrictive measures to contain the spread, including: isolation, confinement, quarantine, and restriction on the free movement of people, closure of public and private premises, except for those called essential or basic necessities (health, food, fuels and communications) and closing of borders and drastic reduction of air, maritime, rail and land transport.

In the Argentine Republic, where the Group operates, on March 12, 2020 a health emergency was decreed by National Executive Power (PEN) to manage the crisis situation caused by COVID-19, and subsequently, on March 19, the PEN issued a decree declaring social, preventive and compulsory isolation, which will apply from March 20, 2020 and being able to extend this term for the time considered necessary in light of the epidemiological situation.

These measures consist of the slowdown or suspension of most of the non-essential activities carried out by individuals and, consequently, are significantly affecting the national, regional and global economy, due to the interruption or slowdown of supply chains and the significant increase in economic uncertainty, evidenced by an increase in asset price volatility, exchange rates, and a decrease in long-term interest rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

While we are not able to estimate the impact that COVID-19 has had on our operations we expect the following may be impacted in future reporting periods and such impact may be material:

•	Our assessment of the macro-economic environment. The outlook related to this judgment will potentially impact our expected credit losses and valuation of financial instruments.

•

We could experience a significant increase in loan defaults and credit losses, as a result of recent lock-down and stay at home orders. Such deterioration could result in an increase of our expected credit losses.

•	Due to overall market volatility and macro-economic uncertainty there is the possibility of a higher risk of impairment of our assets (including financial instruments valued at fair value).

•	Origination in some business lines may be temporarily affected (e.g., pledge loans, check purchases which could impact our interest earnings in future periods).

Due to these matters, it is possible that Group results could be under pressure in the near term as a consequence of the COVID-19 crisis, our operations could face a higher cost of risk on our assets, downward pressure on spreads coming from loans to affected companies and individuals at rates below market, and the impossibility of charging the usual fees on some activities.

As at February 29, 2020, our regulatory statutory exceeded the minimum capital requirements. Although the outcome on our future financial statements may not be predicted, the Group does not believe that regulatory capital will fall below statutory minimums within the next twelve months.

The BCRA has also issued a series of regulations, among others:

•

To encourage bank lending through (i) lower reserve requirements on bank lending to households and micro-, small- and medium-sized enterprises (SMEs); (ii) limitations on banks’ holdings of BCRA notes (LELIQ) in order to make available liquidity and encourage the provision of credit lines to SMEs; (iii) temporary easing of bank loan classification rules (providing an additional 60 days of non-payment before a loan is required to be classified as non-performing); and (iv) the adoption of a working capital credit line program for SMEs.

•

Other measures aimed at protecting vulnerable persons include (i) the prohibition of ATM-related fees and commissions payable to banks; (ii) mortgage relief by freezing payments, until September 30, 2020; (iii) the postponement of payments on credit card loans for three months; (iv) the suspension of account closures; and (v) the provision of credit lines guaranteed to support the maintenance of payroll payments.

•

Moreover, banks may not distribute dividends until at least June 30, 2020 or carry out wrongful dismissals until at least May 30, 2020, and a 1,250% of capital requirement over the exposure to credit card loans corresponding to purchases made outside Argentina has been proposed.