Form 20-F
period 2020-12-31
Banco BBVA Argentina S.A.
filed 2021-04-15
CIK 913059

As filed with the Securities and Exchange Commission on April 15, 2021

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

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

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Banco BBVA Argentina S.A. (“BBVA Argentina” or the “Bank”), formerly BBVA Banco Francés S.A. undertakes no obligation to update or revise these forward-looking statements or to publicly release the results of any revisions to these forward-looking statements. The accompanying information in this annual report, including, without limitation, the information under “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” identifies important factors that could cause material differences between any forward-looking statements and actual results.

PRESENTATION OF FINANCIAL INFORMATION

General

The Bank’s audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 (the “Consolidated Financial Statements”) are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

All 2020, 2019 and 2018 data included in this report have been prepared in accordance with IFRS-IASB for the sole purpose of filing this annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).

The statutory consolidated annual financial statements that the Bank prepares to comply with the requirements of the Argentine Central Bank (the “Central Bank” or “BCRA”) are prepared pursuant to the reporting framework established by the Central Bank requiring supervised entities to submit financial statements prepared pursuant to IFRS-IASB except for:

(i)

temporary exceptions from the application of the expected loss model set forth under paragraph 5.5. of IFRS 9 for debt instruments issued by the non-financial government sector. In addition, the BCRA issued Communication “A” 6938, extended by Communication “A” 7181, deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 to fiscal years beginning on or after January 1, 2022 for Group “C” institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA that requires financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA;

(ii)	the treatment to be applied to uncertain tax positions, which follows the guidance prescribed by Memorandum No. 6/2017 Financial Reporting Framework Established by the BCRA issued on May 29, 2017;

(iii)

the accounting treatment to be applied to the remaining investment held by the Bank in Prisma Medios de Pago S.A.,by applying the instructions provided in Memorandum No. 7/2019 issued by the BCRA dated April 29, 2019; and

(iv)

the debt securities issued by the government sector received in exchange for other instruments, which are measured at the carrying value of the instruments delivered in replacement on such date, in accordance with Communication “A” 7014 issued by the BCRA. According to the IFRS-IASB, these instruments should be accounted for at fair value, recognizing in profit or loss the difference with the carrying value of the instruments delivered.

Because of such differences, our statutory consolidated annual financial statements for the fiscal year ended December 31, 2020 are not comparable with the Consolidated Financial Statements included herein. In addition, we will continue to have differences during the year 2021 between our statutory consolidated financial statements and the financial statements required by IFRS-IASB. We do not intend to report in accordance with IFRS-IASB on an interim basis during 2021. Consequently, our interim financial information for 2021 will not be comparable with the Consolidated Financial Statements and other information contained in this annual report on Form 20-F. We refer in this annual report on Form 20-F to IFRS-IASB as adjusted by the regulations of the BCRA as “IFRS-BCRA”.

The Consolidated Financial Statements consolidate all the subsidiaries of the Bank in which the Bank holds direct or indirect control. See “Item 4. Information on the Company—C. Organizational Structure” for an organizational chart of BBVA Argentina and its subsidiaries.

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

Unless otherwise indicated, financial information contained in this annual report reflects the consolidation of the following subsidiaries at the year end and for the fiscal years indicated below:

As of December 31,
Entity	2020	2019	2018
Volkswagen Financial Services Compañía Financiera S.A.	X	X
Consolidar AFJP S.A. (undergoing liquidation proceedings)	X	X	X
BBVA Francés Valores S.A. (1)			X
BBVA Asset Management Argentina S.A.	X	X	X
PSA Finance Argentina Compañía Financiera S.A.	X	X

(1)	Merged into the Bank as from October 1, 2019.

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

Also on October 9, 2019 the Argentine National Securities Commission (“CNV”) issued Resolution No. 20484/2019 approving the merger by absorption of the Bank with BBVA Francés Valores S.A.

IAS 29 Financial Reporting in Hyperinflationary Economies requires that an entity whose functional currency is the currency of a hyperinflationary economy must state its assets, liabilities, income and expenses in terms of the measuring unit current at the end of the reporting period (December 31, 2020). The Bank has applied IAS 29 as follows for purposes of the Consolidated Financial Statements:

•

Restated the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and consolidated statements of cash flow for the years ended December 31, 2019 and 2018, including the calculation and separate disclosure of the gain or loss on the net monetary position.

•	Restated the consolidated statement of financial position as of December 31, 2019.

•	Adjusted the consolidated statement of financial position as of December 31, 2020.

•

Adjusted the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and consolidated statements of cash flow for the year ended December 31, 2020, including the calculation and separate disclosure of the gain or loss on the net monetary position.

For further information regarding the methodology and criteria applied see Note 5.22 to the Consolidated Financial Statements.

See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding the evolution of rates of exchange since 2012.

All figures and percentages of variations in this annual report on Form 20-F, unless otherwise stated, are presented in the measuring unit current at December 31, 2020. All comparisons of the financial system contained in this annual report on Form 20-F are presented in nominal terms.

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

•

“Consolidated Financial Statements” means our audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, prepared in accordance with IFRS-IASB and included in this Form 20-F.

- PART I -

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The financial information set forth below as of and for the years ended December 31, 2020, 2019, 2018 and 2017 has been selected from, and should be read together with, the Consolidated Financial Statements included herein.

For information concerning the preparation and presentation of the Consolidated Financial Statements, see “Presentation of Financial Information”. See also “D. Risk Factors—Risks Relating to Argentina”, and “D. Risk Factors—Risks Relating to the Argentine Financial System and to BBVA Argentina” below.

	For the year ended December 31,
	2020	2019	2018	2017
	(in thousands of pesos) (1)
CONSOLIDATED STATEMENT OF PROFIT OR LOSS

Interest income	118,522,759	156,367,921	118,269,467	74,795,581
Interest expenses	(41,471,892)	(66,123,069)	(51,808,825)	(25,046,199)

NET INTEREST INCOME	77,050,867	90,244,852	66,460,642	49,749,382

Fee and commission income	23,663,181	23,976,155	26,334,964	22,560,248
Fee and commission expense	(11,423,234)	(12,841,847)	(11,521,703)	(10,225,068)
Gains on financial assets and liabilities at fair value through profit or loss, net	11,239,112	15,604,469	242,608	9,133,787
(Losses) gains on derecognition of financial assets not measured at fair value through profit or loss, net	(2,309,858)	(80,874)	(286,372)	25,096
Exchange differences, net	6,227,725	14,026,409	13,589,850	7,072,763
Other operating income	6,322,980	11,982,201	4,412,604	4,069,562
Other operating expenses	(15,590,218)	(22,028,412)	(16,720,831)	(15,384,948)

GROSS INCOME	95,180,555	120,882,953	82,511,762	67,000,822

Administration costs	(39,138,572)	(41,728,066)	(40,920,004)	(41,114,132)

Personnel benefits	(20,379,135)	(22,698,425)	(22,801,895)	(23,501,740)
Other administrative expenses	(18,759,437)	(19,029,641)	(18,118,109)	(17,612,392)

Depreciation and amortization	(4,065,981)	(5,728,534)	(4,025,755)	(2,993,487)
Impairment of financial assets	(11,864,861)	(21,445,415)	(8,029,553)	(5,293,972)
Loss on net monetary position	(22,274,824)	(27,518,847)	(24,407,251)	(12,900,314)

NET OPERATING INCOME	17,836,317	24,462,091	5,129,199	4,698,917

Share of profit of equity accounted investees	266,572	174,422	664,982	708,523

PROFIT BEFORE TAX	18,102,889	24,636,513	5,794,181	5,407,440

Income tax expense	(8,034,094)	(2,821,059)	(9,081,582)	(1,513,102)

PROFIT (LOSS) FOR THE YEAR	10,068,795	21,815,454	(3,287,401)	3,894,338

Attributable to owners of the Bank	10,051,035	21,819,964	(3,119,918)	3,987,136
Attributable to non-controlling interest	17,760	(4,510)	(167,483)	(92,797)

Profit (Loss) for the year attributable to owners of the Bank per ordinary share (2)(3)	16.41	35.61	(5.09)	7.00
Profit (Loss) for the year attributable to owners of the Bank per ADS (2)(3)(5)	49.23	106.83	(15.27)	21.00
Diluted profit (loss) for the year attributable to owners of the Bank per ordinary share (2)(3)	16.41	35.61	(5.09)	7.00
Diluted profit (loss) for the year attributable to owners of the Bank per ADS (2)(3)(5)	49.23	106.83	(15.27)	21.00
Declared dividends per ordinary share (2)(3)(4)	11.42465	25.36946	8.22796	4.80275
Declared dividends per ADS (2)(3)(4)(5)	34.27396	76.10830	24.68388	14.40825
Net operating income per ordinary share (2)(3)	29.11	39.93	8.37	8.25
Net operating income per ADS (2)(3)(5)	87.33	119.79	25.11	24.75
Average ordinary shares outstanding (000s) (3)	612,671	612,671	612,660	569,910

	As of December 31,
	2020	2019	2018	2017
	(in thousands of pesos) (1)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Cash and cash equivalents	152,040,070	212,733,025	207,554,781	118,229,933
Financial assets at fair value through profit or loss	12,616,460	15,424,483	18,068,509	19,884,259
Financial assets at amortized cost	349,113,843	280,486,554	433,864,823	421,056,810
Financial assets at fair value through Other Comprehensive Income (“OCI”)	127,572,351	61,543,514	51,443,863	52,818,795
Tangible assets	35,658,422	37,423,357	35,730,974	37,216,974
All other assets	16,023,379	10,699,766	10,508,885	16,895,704

TOTAL ASSETS	693,024,525	618,310,699	757,171,835	666,102,475

Financial liabilities at fair value through profit or loss	188,694	4,974,233	4,334,178	710,491
Financial liabilities at amortized cost	528,244,795	457,814,875	619,308,479	528,647,214
All other liabilities	50,047,642	40,704,682	38,151,095	34,562,143

TOTAL LIABILITIES	578,481,131	503,493,790	661,793,752	563,919,848

Share capital	612,710	612,710	612,660	612,660
Share premium	26,386,953	26,386,953	26,373,705	26,373,705
Inflation adjustment to share capital	18,640,670	18,640,670	18,640,578	18,640,578
Reserves	119,196,249	92,525,638	63,613,039	55,406,542
Accumulated (loss) gains	(58,285,838)	(26,122,154)	(13,988,581)	74,965
Accumulated other comprehensive income	5,830,351	626,581	63,619	121,729

Equity attributable to owners of the Bank	112,381,095	112,670,398	95,315,020	101,230,179
Non-controlling interests	2,162,299	2,146,511	63,063	952,448

TOTAL EQUITY	114,543,394	114,816,909	95,378,083	102,182,627

SELECTED RATIOS

Profitability and Performance
Return on average total assets (6)	1.53%	3.17%	(0.44)%	1.19%
Return on average total equity (7)	8.93%	20,98%	(3.17)%	7.88%

Capital
Total equity as a percentage of total assets	16.53%	18.57%	12.60%	15.31%
Total liabilities as a multiple of total equity	5.05x	4.39x	6.94x	5.52x

Credit Quality
Allowances for loan losses as a percentage of financial assets at amortized cost (loans and advances)	3.82%	5.60%	1.98%	1.37%
Non-performing loans ratio (8)	1.50%	3.58%	1.78%	0.65%
Coverage ratio (9)	245.53%	148.30%	109.17%	207.61%

(1)	Except net income per ordinary share and net income per ADS data and financial ratios.
(2)	Based on the average number of ordinary shares outstanding during the year.
(3)

The average number of ordinary shares outstanding during a year was computed as the average number of shares outstanding during the twelve months taking into account the outstanding amounts as of the end of each month.

(4)

On March 9, 2021, the Board of Directors resolved to propose for shareholder approval at the next ordinary and extraordinary shareholders’ meeting, to be held on April 20, 2021, a distribution of cash dividends in the amount of Ps.7,000 million, subject to the prior authorization of the BCRA. For the fiscal year ended December 31, 2019, the dividends in cash declared at the ordinary and extraordinary shareholders’ meetings held on May 15, 2020 and November 20, 2020 were Ps.2,500 million (nominal value) and Ps.12,000 million (nominal value), respectively. For the year ended December 31, 2018, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on April 24, 2019 were Ps.2,407 million (nominal value). For the fiscal year ended December 31, 2017, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on April 10, 2018 were Ps.970 million (nominal value). Dividends per ordinary share for each year are calculated taking into account dividends declared in such year and the number of outstanding shares at the end of such year. BCRA Communication “A” 6886, in force since January 31, 2020, provides that financial institutions must have the prior authorization of the Central Bank for the distribution of their results. Subsequently, BCRA issued Communication “A” 7181 whereby [financial institutions] may not distribute dividends until at least June 30, 2021.

(5)	Each ADS represents three ordinary shares.
(6)	Profit or loss for the year attributable to owners of the Bank as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(7)	Profit or loss for the year attributable to owners of the Bank as a percentage of average shareholders’ equity, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(8)	Non-performing loans and advances as a percentage of loans and advances before allowances.

(9)

Allowances for loan losses as a percentage of non-performing loans and advances. Non-performing loans and advances include all loans and advances to borrowers classified as Stage 3 in accordance with IFRS 9.

Dividends

The table below sets forth the dividends declared with respect to the years ended December 31, 2020, 2019, 2018, 2017 and 2016 on each ordinary share and the equivalent of those dividends expressed in terms of dividends per American Depositary Share, each representing three ordinary shares (the “ADSs”), in each case adjusted for all stock dividends during the relevant periods. For the year ended December 31, 2020, this table sets forth the dividends that have been approved by the Bank’s Board of Directors but which are pending shareholder approval. The Central Bank requires that we maintain 20% of our net income (according to IFRS-BCRA) in legal reserves.

	Declared Dividends Per Ordinary Share (2)		Declared Dividends Per ADS (2)
	Ps.	US$	Ps.	US$
December 31, 2020 (1)(3)	11.42465	0.12340	34.27396	0.37020
December 31, 2019 (2)(4)	25.36946	0.17227	76.10830	1.68986
December 31, 2018 (2) (5)	8.22796	0.56329	24.68388	1.22253
December 31, 2017 (2) (6)	4.46762	0.40751	13.40287	0.87259
December 31, 2016 (2) (7)	6.54784	0.29086	19.64352	1.36388

(1)

On March 9, 2021, the Board of Directors resolved to propose for shareholder approval at the next ordinary and extraordinary shareholders’ meeting, to be held on April 20, 2021, a distribution of cash dividends in the amount of Ps.7,000 million, subject to the prior authorization of the BCRA. BCRA issued Communication “A” 6768, in force since August 30, 2019, which provides that financial institutions must have the prior authorization of the Central Bank for the distribution of their results. Subsequently, BCRA issued Communication “A” 7181 whereby financial institutions may not distribute dividends until at least June 30, 2021.

(2)

For the fiscal year ended December 31, 2019, the dividends in cash declared at the ordinary and extraordinary shareholders’ meetings held on May 15, 2020 and November 20, 2020 were Ps.2,500 million (nominal value) and Ps.12,000 million (nominal value), respectively. For the fiscal year ended December 31, 2018, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on April 24, 2019 were Ps.2,407 million (nominal value). For the fiscal year ended December 31, 2017, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on April 10, 2018 were Ps.970 million (nominal value). For the fiscal year ended December 31, 2016, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting on March 30, 2017 were Ps.911 million (nominal value). As of December 31, 2019 the number of outstanding shares was 612,710,079. As of both December 31, 2018 and 2017 the number of outstanding shares was 612,659,638. During the fiscal year ended December 31, 2016 the number of outstanding shares was 536,877,850. Dividends per ordinary share for each year are calculated taking into account dividends declared in such year and the number of outstanding shares at the end of such year.

(3)	Dollar amounts are based upon the reference exchange rate quoted by the Central Bank at April 12, 2021.
(4)	Dollar amounts are based upon the reference exchange rate quoted by the Central Bank at April 21, 2020.
(5)	Dollar amounts are based upon the reference exchange rate quoted by the Central Bank at May 8, 2019.
(6)	Dollar amounts are based upon the reference exchange rate quoted by the Central Bank at April 26, 2018.
(7)	Dollar amounts are based upon the reference exchange rate quoted by the Central Bank at April 12, 2017.

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

The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Year /Period	High (1)	Low (1)	Average (2)	Period-end
	(in pesos per US$1.00)
2016	16.0392	13.0692	14.7738	15.8502
2017	18.8300	15.1742	16.5665	18.7742
2018	40.8967	18.4158	28.0937	37.8083
2019	60.0033	37.0350	48.2423	59.8950
October 2020	78.3283	76.2450	77.5693	78.3283
November 2020	81.2967	78.6900	79.9332	81.2967
December 2020	84.1450	81.3950	82.6379	84.1450
2020	84.1450	59.8152	70.5941	84.1450
January 2021	87.2983	84.7033	85.9708	87.2983
February 2021	89.8250	87.6050	88.6746	89.8250
March 2021	91.9850	90.0850	91.0664	91.9850
April 2021 (through April 12, 2021)	92.5817	92.2367	92.3770	92.5817

(1)	Source: BCRA.
(2)	For annual averages, this is the average of monthly average rates during the period.

Fluctuations in the exchange rate between pesos and dollars affect the dollar equivalent of the peso price of the ordinary shares on the Bolsa y Mercados Argentinos S.A. (“BYMA”) and as a result, would most likely affect the market price of the ADSs. Fluctuations in exchange rates also affect dividend income measured in dollars. The Bank of New York Mellon, as depositary for the ADSs, is required, subject to the terms of the deposit agreement, to convert pesos to dollars at the prevailing exchange rate at the time of making any dividend payments or other distributions. The following table shows the rate of devaluation of the peso compared with the dollar at year end, the rate of exchange (number of pesos per dollar prevailing in the Argentine foreign exchange market at year end) and the rate of inflation for consumer price for the fiscal years ended December 31, 2020, 2019, 2018, 2017 and 2016.

Since the repeal of the Convertibility Law in January 2002, the peso has devalued 9,158.2% compared with the dollar.

			As at December 31,
	2020	2019	2018	2017	2016
Devaluation Rate(1)	40.49%	58.42%	101.38%	18.45%	21.88%
Exchange Rate(2)	84.1450	59.8950	37.8083	18.7742	15.8502
Inflation Rate(3)	36.14%	53.83%	47.65%	24.80%	34.59%

(1)	For the twelve-month period then ending according to the Argentine Central Bank.
(2)	Pesos per dollar according to the Argentine Central Bank.
(3)	The inflation rate presented is for the Consumer Price Index published by the Argentine National Statistics and Censuses Institute (“INDEC”) and is calculated over the prior twelve months.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks:

•	Risks Relating to Argentina

•	economic and political instability in Argentina;

•	current levels of inflation;

•	high levels of public spending;

•	the effects on the Argentine economy of economic events in other markets;

•	a decline in international prices for Argentina’s principal commodity exports;

•	exchange controls and restrictions on capital inflows and outflows;

•	the insufficiency of the measures adopted to resolve the crisis in the energy sector;

•	any failure to adequately address actual and perceived risks of institutional deterioration and corruption;

•	fluctuations in the value of the peso;

•	the inability of the Republic to obtain financing on satisfactory terms;

•	salary increases or additional employments benefits as a resut of government measures or pressure from union sectors;

•	government intervention in the Argentine economy;

•	amendments to the Central Bank’s Charter and the Convertibility Law; and

•	the Covid-19 pandemic.

•	Risks Relating to the Argentine Financial System and to BBVA Argentina

•

the short-term structure of the deposit base of the Argentine financial system, including the deposit base of the Bank, could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation;

•	reduced spreads between interest rates received on loans and those paid on deposits;

•	volatility in interest rates;

•	a mismatch between UVA (“Unidad de Valor Adquisitivo”, in Spanish) loans and UVA deposits;

•	the inaccuracy and/or insufficiency of our estimates and established reserves for credit risk and potential credit losses;

•	increased competition in the banking industry;

•	the dependency of our credit ratings on Argentine sovereign credit ratings;

•	the increasing dependency of the financial industry on information technology systems;

•	security risks;

•	an increase in fraud or transaction errors;

•	any insolvency proceeding against us that could subject us to the powers of, and intervention by, the Central Bank;

•	lawsuits brought against us outside Argentina;

•	class actions against financial institutions for an indeterminate amount;

•	the ability of BBVA, our controlling shareholder, to direct our business;

•	our ability to grow our business is dependent on our ability to manage our relationships with partners and grow our deposit base;

•	acquisitions that could adversely affect the value of the Bank;

•	any adverse consequences related to our calculation of income tax for the years ended December 31, 2018 and 2017;

•	the application of IAS 29 to our Consolidated Financial Statements; and

•	restrictions on our ability to pay dividends.

•	Legal, Regulatory and Compliance Risks

•	material weaknesses in our internal control over financial reporting;

•	our operations are conducted in a highly regulated environment;

•	the instability of the regulatory framework, in particular the regulatory framework affecting financial institutions;

•	our exposure to multiple provincial and municipal legislation and regulations;

•	limitations arising from the Consumer Protection Law and the Credit Card Law;

•	compliance risks;

•	differences between U.S. and Argentine corporate disclosure, governance and accounting standards;

•	special rules that govern the priority of different stakeholders of financial institutions in Argentina; and

•	uncertainty regarding the possible effects that tax reform could have in the Argentine economy.

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

The economic and financial environment in Argentina was significantly influenced by the presidential elections held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. Mr. Macri’s administration (the “Macri administration”) assumed office on December 10, 2015 and launched a wide array of measures intended to correct the longstanding fiscal and monetary policies that had resulted in recurrent public sector deficits, high inflation, pervasive foreign exchange controls and limited foreign investment. In 2016, the elimination of foreign exchange restrictions and rebalancing of utility rates led to an increase in inflation to 41% year-on-year according to the City of Buenos Aires index at year end and a considerable decline in consumption. As a result, GDP fell by 1.8% in 2016. Once the main imbalances were eliminated, the economy picked up again in 2017, with GDP growing 2.9% and inflation slowing to 24.8% year-on-year, though higher than the goal defined by the Central Bank. The Macri administration’s Cambiemos political party triumphed in the midterm elections of 2017, obtaining the necessary support to implement certain gradual tax and pension reforms, as well as a fiscal agreement with the provinces aimed at normalizing the finances of the provincial administrations.

The Macri administration carried out a gradual approach intended to reduce the significant fiscal and current account deficit and to correct the macroeconomic imbalances received from the previous administration. This gradual approach ended abruptly in the second quarter of 2018 due to a combination of domestic impacts (mainly a severe drought), a deterioration of the global financial environment (including an increase in US interest rates and the US-China trade war) coupled with policy errors (including a change to BCRA inflation targets and a capital gains tax), which brought about significant capital outflows from Argentina and the closing of global credit markets for Argentine issuers. From April 30 to July 31, 2018, the Argentine peso (based on the reference exchange rate of the Central Bank) depreciated 32.1% despite frequent exchange market interventions. Even after a strong adjustment of monetary policy and assistance from the International Monetary Fund (“IMF”) in the form of a stand-by high-access agreement of US$50 billion signed in mid-June 2018, tensions in the foreign exchange market reemerged in August, and the peso devalued 35.8% during that month in a strong sell-off of Argentine assets. Between April and September 2018, nearly US$14 billion of international reserves were lost due to sales of U.S. dollars by the Central Bank in the foreign exchange market.

Monetary policy was highly influenced by the IMF plan, and by the end of September 2018, a new monetary and foreign exchange scheme was announced. It was adopted in order to control exchange rate volatility by absorbing all excess liquidity in pesos, holding the nominal monetary base constant until December 2018. It also set wide bands within which the foreign exchange rate could float. It allowed currency to be stabilized until February 2019. The peso appreciated 5% between September 30, 2018 and February 28, 2019 (from Ps.40.89/US$ to Ps.39.00/US$) and interest rates of Central Bank Liquidity Bills (Leliq) fell in that period more than 2,900 basis points from the peak. By the end of April 2019, the Central Bank changed its exchange rate scheme by eliminating intervention bands, which became exchange reference bands since intervention of the Central Bank in the exchange market was allowed at any level of the exchange rate of the peso, which led to the stability of the peso until the primary elections of August 11, 2019 (on August 9, 2019 the exchange rate closed at Ps.45.40/US$, 1.6% above the value as of April 29, 2019). However, the unexpected loss by 15 points gap of President Macri to Alberto Fernández in those elections caused the exchange market to react negatively, and the reference exchange rate rose 10.3 pesos on Monday, August 12, 2019, a 22.8% increase over the value recorded the prior Friday, and finished 2019 at Ps.59.89/US$ with high volatility. On August 28, 2019, Argentina announced a new schedule of payment on its short term local debt, including instruments like Lecap, Letes, Lecer and Lelink, where original dates of payment were postponed between three and six months.

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

In October 2019, Alberto Fernández was elected president of Argentina and took office on December 10, 2019. Since then, his government (the “Fernandez administration”) has implemented a wide range of economic and political reforms, including limiting access to the exchange market for natural persons (seeking to contain the exchange rate without losing reserves) and the adoption of Law No. 27,541 on Social Solidarity and Productive Reactivation (the “Solidarity Law”), which covers a wide range of political and economic areas and adopts measures that have had, and continue to have, a significant impact on the Argentine economy, including the declaration of a public emergency in economic, financial, fiscal, administrative, pensions, utility rates and energy issues, as well as health and social services. The Solidarity Law also increased taxes, while providing incentives for production and benefits for the poorest and most vulnerable sectors. Moreover, the Solidarity Law also set up the “Tax for an Inclusive and Solidary Argentina” (the “PAIS Tax”) which will be in force for a five year period since its enactment, which applies a 30% rate on banknotes purchases in foreign currency for hoarding purposes, the acquisition of foreign services, and cross-border transportation services.

The Fernández administration has also undertaken a sovereign debt restructuring, designed to make Argentina’s debt sustainable, including through the reschedulement of maturities of sovereign securities, some of which were held by the Bank. As of December 31, 2020, sovereign debt securities affected by these measures and held by the Bank represented 2.67% of the Bank’s total assets. Pursuant to such debt restructuring, investors agreed to exchange their defaulted bonds by new bonds. The “Net Present Value” paid for such securities was around US$53.5 for every US$100 of nominal value, discounted at an exit rate of 10%, for those securities issued during 2015-2019 and around US$59.5 for those previously issued in 2005 and 2010.

Additionally, the Fernandez administration has also undertaken a restructuring of domestic debt that resulted in a 130% foreign exchange premium and a loss of US$1,300 million international reserves to smooth the official exchange rate depreciation. Initially, foreign exchange controls were partially eased and the market responded positively, the foreign exchange premium was reduced to 85% and the international reserves loss was drastically reduced.

As of the date of this annual report, it is not possible to predict the impact that these measures and any future measures that the Fernandez administration will have on the Argentine economy as a whole and on the financial system in particular. The Fernandez administration’s attempt to stabilize the economy and reduce the fiscal deficit, the trade deficit, inflation, poverty, and country risk, have to date proved unsuccessful. Any further measures could be detrimental to the economy and adversely affect our business, results of operations and financial condition.

Additionally, the Covid-19 crisis has adversely affected the Argentine economy. The Metropolitan Area of Buenos Aires was under Preventive and Mandatory Social Isolation (PMSA) from March, 20, 2020 to November, 8, 2020. Meanwhile, the rest of the country has suffered a significant increase in the number of Covid-19 positive cases since September and has, since then, also been subject to PMSA measures. This context has significantly affected the ability to function normally, mainly those that are more labor intensive which has significantly adversely affected the country’s economic performance. For example, GDP for the second quarter of 2020 fell 19.1% compared to GDP for the second quarter of 2019. As a result, our business, results of operations and financial condition could be significantly adversely affected. See “ —The Covid-19 pandemic is affecting the Bank.”.

If current levels of inflation continue, the Argentine economy and the Bank’s business, results of operations and financial condition could be adversely affected.

Argentina has faced price increases since 2007. According to information published by the National Institute of Statistics and Censuses (“INDEC”), the consumer price index (“CPI”) increased 9.5% in 2011, 10.8% in 2012, 10.9% in 2013, 24% in 2014 and 11.9% in the ten-month period ended on October 31, 2015. INDEC stopped publishing the CPI in the period between November 2015 and April 2016, and resumed the publication of inflation rates with its new methodology for calculating the CPI as of June 2016, reflecting a cumulative increase of 16.9% from May to December 2016. The INDEC reported an annual variation of the CPI of 24.8%, 47.6%,53.8% and 36.1% in 2017, 2018, 2019 and 2020, respectively.

The efforts made by the government to contain and lower inflation have not obtained the desired results and inflation continues to be a significant problem for the Argentine economy. During the first two months of 2020, the freezing of public utility rates and fuels, as well as the controlled exchange rate slide (due to foreign exchange restrictions and the usage of international reserves), resulted in lower-than-expected monthly inflation levels, being 2.3% in January and 2.0% in February. This downward trend was reversed in March with a 3.3% inflation and then rejoined in April and May, when inflation fell to 1.5%. However, this initial disinflationary effect of the social isolation was compensated with an increasing money issuance (Ps.1,640 billion) to cope with the expenditures derived from the pandemic (mainly direct transfers to the most affected sectors). Inflation started a timid acceleration in June (2.2% month on month), which was partially reversed in July (1.9%) when the government retightened the mobility restrictions. However, once the contagion curve started to flatten, mobility restrictions were partially eased and the monetary overhang (resulting from the money issuance) began to take the scene. Inflation levels started to accelerate, being 2.7% in August, 2.8% in September, 3.8% in October, 3.2% in November and 4.0% in December (representing the maximum monthly variation of 2020), thus reaching a 36.1% year-on-year inflation rate in 2020. According to the Central Bank consensus, high inflation levels are expected to persist in 2021. The aforementioned expansive monetary policy carried out by the government since December imposes severe risks for the acceleration of inflation in the future. Moreover, if the value of the Argentine peso cannot be stabilized through fiscal and monetary policies, a further increase in inflation rates could be expected.

As a result of the devaluation of the exchange rate and the continuity of the process of adjustment of public service rates, as well as an unfavorable international context in terms of financing, the three-year accumulated inflation as of July 2018 ranked above 100%. Consequently, the Bank applied International Accounting Standard N° 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies”, as from July 1, 2018 in the preparation of its financial statements accompanying this annual report, which requires the financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, either based on the historical cost method or on the current cost method, be expressed in terms of the unit of measure that is in effect at the end of the reporting period. IAS 29 does not establish an absolute inflation rate above which hyperinflation is presumed.

Likewise since January 1, 2020, financial entities supervised by the BCRA, such as the Bank, are required to prepare their statutory financial statements in accordance with IAS 29 in the preparation of their financial statements as established by Communication “A” 6651.

We cannot predict whether any measures to be implemented by the Fernandez administration to control inflation will have the desired effect. Currently and in the past, inflation has adversely affected the Argentine economy and the government’s ability to create conditions conducive to growth. An environment of high inflation rates also negatively affects Argentina’s international competitiveness, real wages, employment rates, the consumption rate, and interest rates. High levels of inflation and the high level of uncertainty regarding economic variables such as inflation has in the past, and may in the future, adversely affect economic activity, which could materially and adversely affect our business, results of operations and financial condition.

A high level of public spending could negatively affect the Argentine economy and its access to international financial markets.

During the last years of the mandate of Fernández de Kirchner (the “Kirchner administration”), the government significantly increased public spending, turning to the BCRA and Argentine Social Security Office (“ANSES”) to cover part of the funding requirements of the public administration, generated in part by the policy of subsidies to certain public services such as electricity, gas, water and transportation, which together with an expansionary monetary policy led to a greater increase in prices all of which adversely affected consumer purchasing power and economic activity levels.

However, the Macri administration adopted measures to mitigate the increase in the fiscal deficit and reduce its current level. For 2017 and 2018, the Macri government set a fiscal deficit target of 4.2% and 2.7% of GDP, respectively, achieving a fiscal deficit of 3.9% and 2.4% of GDP, respectively. Although the objective of the Macri administration was to achieve a primary fiscal deficit equivalent to 1.3% of GDP in 2019, by virtue of negotiations with the IMF and in accordance with the National Budget Law for 2019, the fiscal deficit target was reduced to 0% of GDP in 2019 with a surplus of 1% in 2020. Subsequently, this target was increased to 0.5% of GDP. The deficit in 2019 finally amounted to Ps.95,121 million, equivalent to 0.4% of GDP.

In 2020, in the face of the crisis caused by the health emergency caused by Covid-19, the Fernandez administration announced a package of fiscal stimulus measures to alleviate the effects of the recession, focused on sustaining the income of the most vulnerable families and companies most affected by the PSMA. The combined effect of the increase in spending and the fall in revenue (due to the economic recession) has produced a significant increase in the fiscal deficit in 2020. The 2020 primary fiscal deficit was 6.5% of GDP, the highest in more than 40 years. Although the Treasury showed signs of fiscal austerity by the end of 2020, the inaccessibility to debt markets forced the government to finance the fiscal needs exclusively with monetary issuance from the Central Bank. This dynamic is leading to inflationary and exchange rate disruptions. In addition, any deterioration in the government’s fiscal position negatively affects its ability to access debt markets in the future and could result in greater restrictions on accessing those markets by Argentine companies, including BBVA.

A weaker fiscal position could have a material adverse effect on the government’s ability to obtain long-term financing and adversely affect economic conditions in Argentina, which could adversely affect the business, results of operations and financial condition of the Bank.

The Argentine economy could be adversely affected by economic events in other markets.

Weak or no economic growth or recession or adverse situations that affect any of Argentina’s main trading partners could negatively affect the balance of payments and, therefore, the economic growth of Argentina. In recent years, several Argentine trading partners (such as Brazil, Europe and China) have experienced significant slowdowns or periods of recession in their economies. If these slowdowns or recessions were to occur again, this could impact the demand for products that come from Argentina and thus affect its economy. Furthermore, there is uncertainty about how the commercial relationship will develop between the Mercosur member states, especially between Argentina and Brazil.

Furthermore, the global economy faces significant challenges. There is considerable uncertainty regarding the long-term effects of expansive monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s major economies, including the United States and China. There have been concerns about unrest and terrorist threats in the Middle East, Europe and Africa and conflicts involving Iran, Ukraine, Syria and North Korea. Likewise, economic and social crises emerged in several Latin American countries during 2019, as the economy in most of the region has slowed down after almost a decade of sustained growth, among other factors. There has also been concern about the relationship between China and other Asian countries, which can result in or intensify potential conflicts in relation to territorial disputes, and the possibility of a trade war between the United States and China. Furthermore, the UK withdrew from the European Union (“Brexit”) on January 31, 2020, and recently completed a transition period ending on December 31, 2020, the long-term effects of which are uncertain. The medium and long-term implications of Brexit could adversely affect European and global market and economic conditions and could contribute to instability in global financial and currency markets. The UK withdrew from the European Union (“Brexit”) on January 31, 2020. The medium and long-term implications of Brexit could adversely affect European and global market and economic conditions and could contribute to instability in global financial and currency markets.

The Covid-19 pandemic has led to economic contractions in most of the world’s economies, both developed and emerging. This has affected the Argentine economy mainly through trade, since the demand for its exports (mainly from Brazil and Europe) has dropped substantially. Argentina accumulated a trade balance surplus of Ps.12,528 million in 2020. The Brazilian economy is showing signs of a sharp recovery since 3Q20, which could turn out to be positive for Argentina, given the fact that the country is one of its main importers. Moreover, the current excess of liquidity could mean more and cheaper credit for emerging markets, a fact that could also be facilitated by the result of the recent US Presidential election. The Argentine economy could also benefit from the fact that the new IMF board is willing to reach a new agreement that allows Argentina to postpone its current maturities while giving a couple of years to retake the sustained growth path.

If international and local economic conditions fail to improve or deteriorate even more, the Argentine economy could be negatively affected as a result of lower international demand and lower prices for its products and services, higher international interest rates, less capital inflow and greater aversion to risk. Any of the foregoing could also adversely affect the Bank’s business, results of operations and financial condition.

A decline in international prices for Argentina’s principal commodity exports could have a material adverse effect on Argentina’s economy and public finances, and, as a result, on our business.

Historically, the commodities market has been characterized by high volatility. Despite the volatility of prices of most of Argentina’s commodities exports, commodities have significantly contributed to the government’s revenues during the 2000s due to the imposition of export duties on agricultural products in 2002. Although most duties were eliminated and the export tax on soy was reduced from 35% to 30% by the Macri administration in 2016, and was further reduced in 2018 by 0.5% per month, the Argentine economy is still relatively dependent on the price of its main agricultural exports, primarily soy. This dependence, in turn, renders the Argentine economy vulnerable to commodity prices fluctuations. International soybean prices decreased slightly during 2017 and further in 2018 due to growing trade tensions between the United States and China. During 2019, soybean prices reached their lowest prices over the prior five years, but recovered from US$305.5 per ton in May 2019 to US$335.0 per ton in December 2019. The average price for soybeans was US$326.9 per ton in 2019, down from US$345.0 per ton in 2018. During the last months of 2020 prices have demonstrated an upward trend (due to recent purchases from China and the promising news regarding the Covid-19 vaccine) reaching US$444.0 per ton.

Declines in commodity prices may adversely affect the Argentine economy and the government’s fiscal revenues, which could in turn adversely impact the business, results of operations and financial condition of the Bank.

Exchange controls and restrictions on capital inflows and outflows could have a material adverse effect on Argentine public sector activity, and, as a result, on our business.

From 2011 to 2015, the Argentine government introduced exchange controls and restrictions on the transfer and entry of foreign currency that significantly limited the ability of companies to hold foreign currency in Argentina or make payments abroad.

After taking office in 2015, the Macri administration substantially eliminated all exchange restrictions that had been implemented under the previous administration. Nevertheless, on September 1, 2019, due to the economic instability and the significant devaluation of the peso that took place in August 2019 after the primary elections, the government and the BCRA adopted a series of measures reinstating certain exchange controls limiting the access to the local exchange market in order to reduce the purchases of foreign currency. The payment of external financial debt, dividends in foreign currency and the payment of imports of goods and services were severely restricted and the obligation to enter and settle in pesos the funds from the export of goods and services, was reinstated, among other measures. Other financial transactions such as derivatives and transactions in securities are also limited by the new exchange regime.

The Fernandez administration extended the period during which these measures would apply and established additional measures through the Solidarity Law, including a tax on certain transactions that imply the acquisition of foreign currency by individuals and companies. During 2020, foreign exchange market regulations have been strengthened and made increasingly more complex. Towards the end of May 2020, the BCRA issued Communication “A” 7030 by means of which access to foreign currency to pay for imports was severely limited. As of the date of this annual report this measure is still in effect. After that, on September 15, 2020, the Central Bank tightened the foreign exchange market controls. First of all, companies with external financial maturities of more than US$1 million due before March, 31, 2021 had to present a restructuring plan of at least 60% of the capital payment. Secondly, a 35% tax was added to individuals who buy dollars in the official market (already limited to US$200 per month, and on top of a 30% tax on the official exchange rate) and finally, communication “A” 7106 banned non-residents from selling bonds for foreign currency. These decisions resulted in a notorious sell off of sovereign bonds, which led to a 7% daily fall. The Central Bank sold US$1,318 million the following five weeks, in order to keep the exchange rate depreciation at desirable levels. Due to this unsustainable situation, the Government decided to partially ease the restrictions by reducing the interval between bond transactions and the resulting currency exchange between pesos and dollars from fifteen to three days, and also by repealing the aforementioned prohibition for non-residents. The Central Bank purchased US$608 million in the spot market in December 2020.

Any changes in the policies of the current government concerning economic, exchange and financial matters in order to preserve the balance of payments, the Central Bank’s reserves, a capital outflow or a significant depreciation of the Peso, such as the mandatory conversion into Pesos of obligations assumed by legal entities resident in Argentina in US Dollars which could be due to a period of crisis and political, economic and social instability affecting Argentina, or otherwise, any of which could be exacerbated as a result of the Covid-19 pandemic, could have an adverse effect on Argentina’s economic activity, and the Bank’s business, results of operations and financial condition.

The measures adopted to resolve the crisis in the energy sector may not be sufficient, which could affect the business, the results of operations and the financial condition of the Bank.

The economic policies applied since the Argentine crisis of 2001-2002 have had an adverse effect on the Argentine energy sector. The failure to reverse the freeze on electricity and natural gas rates imposed during the crisis became a barrier to investment in the energy sector. The government tried to encourage investment by subsidizing energy consumption but the policy proved ineffective and served to further discourage investment in the energy sector, causing oil and gas production and electricity generation, transmission and distribution to stagnate while consumption continued to rise. To address the power supply shortage that began in 2011, the government attempted to increase imports of electrical power, with adverse consequences for the trade balance and international reserves.

In response to the growing energy crisis, the Macri administration declared a state of emergency for the national electricity system, which ended on December 31, 2017. The state of emergency allowed the government to take measures to stabilize the supply of electricity to the country. In this context, subsidy policies were re-examined and new electricity rates were adopted.

Additionally, the Macri administration eliminated part of the subsidies for natural gas consumption and the adjustment of rates. As a result, average prices for electricity and gas increased. However, some of the government initiatives related to the energy and gas sectors were challenged in Argentine courts and resulted in adverse court rulings, which were subsequently lifted as legal challenges were resolved.

Although actions have been carried out to attempt to address the crisis in the energy sector, the lack of a definitive resolution of the negative effects on the generation, transport and distribution of electricity in Argentina with respect to residential and industrial supply could undermine confidence and produce an adverse effect on Argentine’s economic and financial condition, generating political instability, and adversely affecting the Bank’s business and results of operations.

Likewise, the elimination of subsidies and the progressive increase in prices could continue to generate social unrest and be challenged in local courts. We can give no assurance that the measures adopted by the government to deal with the energy crisis will be sufficient to restore energy production in Argentina in the short or medium term. Since the Fernandez administration took office, the rates of public services have been frozen, so a rise in energy demand is expected to generate deficit pressures on the trade balance due to the need to import gas to maintain the levels of domestic production and prevent it from declining as a result of the lack of investment driven by the capped prices.

The current lack of resolution on tariffs results in uncertainty regarding the future situation of the energy market in Argentina and constitutes a source of potential risk for the country’s economy and could lead to exchange rate volatility, either of which could adversely affect the Bank’s business, results of operations and financial condition.

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

Fluctuations in the value of the peso could adversely affect the Argentine economy and Argentine’s ability to service its debt obligations.

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

In early 2019, the peso crossed the lower threshold, prompting purchases by the Central Bank and a strong decline in interest rates pursuant to the monetary program. As the level of inflation has remained high, a stronger nominal appreciation of the peso could lead to renewed doubts regarding the appreciation of the peso against the U.S. dollar in real terms. This presents risks for the Argentine economy, including the possibility of a reduction in exports as a consequence of the loss of external competitiveness and deterioration of the current account deficit. Any such appreciation could also have a negative effect on economic growth and employment, reduce tax revenues in real terms and also raise fears regarding the impact of a sudden stop in capital flows

However, by the end of April 2019, exchange rate tensions, together with negative inflation reports of March 2019, led the Central Bank to agree with the IMF the possibility of an intervention even within the (then) exchange reference zone. The announcement of the measure significantly reduced volatility in the exchange rate and helped to contain inflation expectations. It further deepened the contractive profile of the monetary policy since the pesos obtained from the sales of dollars were not re-injected and instead, the monetary base objective was reduced. Thus, the supply of foreign currency from exporters increased and demand decreased. In spite of this, the adverse reaction of the markets to the primary elections in August 2019 led to an increase in exchange rates, and lack of confidence in Argentine assets increased. The prices of Argentine government securities fell by 20% while the value of local companies’ shares declined more than 40% over a few days, while the U.S. dollar exchange rate exceeded Ps.60, which implied a depreciation of more than 25% in just four days. The Central Bank intervened in the market, with relatively little success, by selling foreign currency, which brought about a fall in the international reserves of around US$2 billion. For individuals, the Argentine Central Bank established a maximum limit of US$200 for the purchase of foreign currency per calendar month across all entities authorized to trade in foreign exchange, as well as for purposes of formation of foreign assets, family assistance remittances, and transactions with derivatives. This measure was enacted in order to help control the exchange rate without using reserves. However, due to the high money issuance and the resulting monetary overhang, the Central Bank has been selling international reserves in order to smooth the depreciation of the peso. Nevertheless, the reserves stock is limited and the more the Central Bank uses them, the more the FX premium rises, so, the monetary authority has decreed a series of measures during 2020 to avoid further loss of reserves. Communication “A” 7030 and “A” 7106 are the clearest example of this idea (see, “—Exchange controls and restrictions on capital inflows and outflows could have a material adverse effect on Argentine public sector activity, and, as a result, on our business”). These types of measures, although they may be useful in the very short term, have a negative impact on investment and economic activity. The IMF has not allowed (with few exceptions) these types of foreign exchange market controls when negotiating new programs, which may be an issue in connection with the upcoming negotiation.

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

Measures taken by the government, as well as pressure from union sectors, could require salary increases or additional benefits, all of which could increase the Bank’s operating costs.

In the past, the government has passed laws and regulations requiring private companies to maintain certain salary levels and provide additional benefits to their employees. Likewise, public sector and private sector employers have been subject to intense pressure from their workforce or the unions that represent them, to increase wages and provide certain benefits to workers, particularly due to high inflation rates.

Labor relations in Argentina are governed by specific laws such as the Labor Contract Law No. 20,744 and the Law of Collective Labor Agreements No. 14,250 which, among other things, establish how to carry out wage negotiations and other labor issues. Each industrial or commercial sector is regulated by a collective bargaining agreement that classifies companies by sector and by union. Although the bargaining process is standardized, each chamber of industry or commerce negotiates wage increases and employment benefits with the corresponding union in the relevant sector.

According to data published by INDEC, the wage index registered a growth of 27.5% during 2017, as a result of the 26.5% increase in the public sector and a 31.5% increase in the private sector for which data is available. On January 30, 2020, INDEC published that the wage index of the public sector in the previous 12 months rose 43.7%, as a consequence of the 44.5% increase in the private sector for which data is available and an increase of 42.2% of the public sector. The total wage index has increased 31.6% in 2020.

Existing employment laws have led to salary increases that have resulted in an increase in operating costs that has adversely affected the results of operations of Argentine companies. Additionally, the adoption of new measures providing for wage increases or additional benefits for workers due to inflation or additional pressure from workers and unions or otherwise, could result in a further increase in costs and a decrease in the results of operations of Argentine companies, including those of the Bank, which could adversely affect the business, the results of operations and the financial condition of the Bank.

Government intervention in the Argentine economy could adversely affect the business, results of operations and financial condition of the Bank.

During the Kirchner administration, the direct intervention of the government in the Argentine economy increased, including through the implementation of expropriation and nationalization measures~~,~~ and price and exchange controls.

The Kirchner administration adopted several measures to directly or indirectly control foreign trade transactions and the foreign exchange market. From 2011 until President Macri took office, the government adopted increasingly stricter exchange controls, which, although subsequently largely eliminated or mitigated by the Macri administration, had the effect of widely restricting market access while generating a parallel market for trading the dollar with significant differences with the official exchange rate. As of the date of this annual report, the Argentine government applies greater intervention policies than the previous government.

Historically, the actions carried out by the government in economic matters, including decisions regarding interest rates, taxes, price controls, wage increases, increased benefits for workers, exchange controls and potential changes in the market of currencies have had a substantial adverse effect on Argentina’s economic growth.

Expropriations, price controls and exchange controls and other direct government interventions in the economy have had a negative impact on the level of investment in Argentina, access to international capital markets by Argentine companies and Argentine trade and diplomatic relations with other countries. If the government decides to increase the level of intervention in the economy, in accordance with historic practice or otherwise, the Argentine economy and, in turn, the business, the results of operations and financial condition of the Bank could be adversely affected.

There has been, since the beginning of the Fernández administration, a strong intervention in the foreign exchange and labor markets, as well as a relatively lax fiscal deficit path. Likewise, the successful debt restructuring process brought a sign of sustainability, perceived not only by the market itself, but also by the main credit rating agencies. The sovereign country risk fell more than 1,000 basic points following the agreement. However, only a week after the long awaited agreement, the aforementioned measures adopted by the Central Bank led to sharp fall in the sovereign bonds prices as well as the main Argentinians stocks in New York. All this contributes to the fact that the parities of the Sovereign Bonds have fallen to levels of the order of 40%.

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

The Covid-19 pandemic, which originated in China and subsequently spread to many other countries in the world, including Argentina and other countries where our clients operate, is adversely impacting the global economy as well as the Argentine economy. In addition to the impact on human lives and the health of millions of people globally, the pandemic has resulted in the following, among others: emergency actions by governmental authorities worldwide, including the shutdown of national borders and directives for residents in many countries, including Argentina, to shelter at home and for certain business to suspend some or all of their business activities; disruption of supply chains worldwide; falls in production and demand, which led to sharp declines in the GDP of those countries which were most affected by the pandemic and had an overall negative impact on global GDP in 2020; increases in unemployment levels; a sharp deterioration in the valuation of financial assets and investments; increased volatility in the financial markets, including with respect to the value and trading of our shares and other securities of the Bank; exchange rate volatility; an increase in market loan defaults by both companies and individuals as per information provided by BCRA; and increases in public debt due to actions taken by governmental authorities in response to the pandemic. The pandemic struck Argentina in early March 2020, as the country was still struggling to pull out of a recession in its third year and managing a large external debt.

As of the date of this annual report, governmental authorities continue to take measures to mitigate the economic effects of the pandemic. In Argentina, several measures have been adopted to encourage bank lending through, among others, (i) lower reserve requirements on bank lending to households and micro-, small- and medium-sized enterprises (SMEs); (ii) limitations on banks’ holdings of BCRA notes (LELIQ) in order to make available liquidity and encourage the provision of credit lines to SMEs, with loans granted thereunder guaranteed in part by a State agency, Fondo de Garantías Argentino (FoGAr); and (iii) temporary easing of bank loan classification rules, in accordance with BCRA GAAP (providing an additional 60 days of non-payment before a loan is required to be classified as non-performing). Other measures aimed at protecting vulnerable persons include, among others, (i) a temporary prohibition on charging fees related to ATM services; (ii) mortgage relief by freezing, until September 30, 2020, the amount of mortgage payments based on those calculated as of March 2020, and postponing any foreclosures until such date; (iii) the postponement of payments on credit card loans for three months, with such postponed payments to be made up over the subsequent nine months; (iv) the suspension of account closures; (v) the reduction of maximum credit card interest rates from 49% to 43%; (vi) the postponement of all loan payments due during the second quarter without punitive interest; (vii) the provision of credit lines guaranteed by FoGAr to support the maintenance of payroll payments; (viii) the grant of credits at subsidized credit rates for companies under the Emergency Assistance Program for Work and Production, as determined according to the year-on-year variation in the company’s turnover, and credit lines in pesos at a zero interest rate to persons under a simplified tax return system called Monotributo and self-employed persons engaged in culture-related activities; (ix) a new scheme of credit line for the productive investment of micro, small and medium enterprises (“MiPyME”) that the financial institutions of Group A, the main financial entities of the Argentine financial system, shall offer from October 16, 2020 to March 31, 2021, in order to finance investment projects, working capital and discount of deferred checks and other instruments, and other special cases with maximum rates ranging from 30% to 35% and terms from 24 to 36 months, according to the allocation of the funds.

Additionally, during the pandemic-related lockdown, the BCRA and the government issued Decrees Nos. 319/2020 and 767/2020, pursuant to which customers within the portfolio of mortgage and pledge loan adjustable by UVA financings benefitted from the deferral of unpaid installments from April to September 2020 with no interest up to the final loan maturity. For more information regarding the impact of Covid-19 on our results of operations and financial condition see Note 11 in our Consolidated Financial Statements.

The pandemic and actions taken in response thereto are adversely affecting, and are expected to continue to adversely affect, economic conditions and business activity in Argentina, and therefore the Bank. We had to close all of our branches in Argentina during most of the second half of March 2020. While we were allowed to re-open our branches in April, initially branches were only open on certain specified dates. Although our branches reopened on April 13, 2020, we could generally provide only a limited number of services in our branches, and only by prior appointment, with teller services initially restricted to pensioners and social plan beneficiaries, and with teller services later being available to the general public for withdrawals of foreign currency. In addition, a significant number of Bank personnel, including the teams who provide central services, have been working remotely, disrupting our normal operations. In addition, we face various risks arising from the pandemic, such as a higher risk of impairment of our assets (including financial instruments valued at fair value, which may suffer significant fluctuations), a possible significant increase in loan defaults and credit losses, a decrease in our business activity, such as new retail lending. These risks may continue to affect us if the Argentine economy is not able to recover quickly from the pandemic. Moreover, the spread of Covid-19 could also negatively impact the business and operations of third-party service providers who perform critical services for us. In addition, remote working has increased cybersecurity risks given greater use of computer networks outside the corporate environment.

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

From 2016, the implementation of the tax amnesty regime and restored investor confidence resulted in a significant growth of U.S. dollar deposits. That process came to a halt in the first half of 2018 during the currency crisis due to fears that these deposits might be immobilized by the government and financial institutions indeed suffered a slight withdrawal of these kind of deposits in September 2018. After the primary elections that were held on August 11, 2019, withdrawals of U.S. dollar denominated deposits accelerated, with deposits falling more than 40%. Banks, including BBVA Argentina, had sufficient liquidity to be able to repay them. Moreover, loans denominated in U.S. dollars had short terms, and banks quickly began to collect them. Dollar deposits fell during 2020 by around 25%, with an accumulated decrease of approximately 60% since 2018.

While banks’ liquidity in foreign currency is high, a significant share of it is deposited at the Central Bank, and as a result banks have to rely on the Central Bank in order to access those funds.

The local currency deposit base is mostly short-term and transactional. Deposits represent a small fraction of GDP when compared with other emerging countries. Deposits in pesos grew in line with inflation until August 2019. Following the reintroduction of currency controls after the primary elections, banks suffered a short run on local currency retail time deposits, with a decrease of approximately 15% to 20% in September and October 2019, which came to an end after the amount of foreign currency individuals could purchase was reduced to US$200 a month, on October 28, 2019. In periods of financial stress, customers typically buy foreign currency with their local currency deposits to protect against a possible devaluation of the peso. After that, deposits in pesos stabilized and they have resumed growth.

Liquidity in local currency of the Argentine financial sector is currently high, with a high level of minimum cash requirements applicable to Argentine financial institutions, which the Central Bank has raised several times since 2018. Loan demand has recovered to some extent after the 2019 collapse, but the aggregated balance of the financial system is very low related to GDP in historical terms.

Notwithstanding the above, because most deposits are short-term deposits, a substantial part of loans must also have short-term maturities to match the terms of the deposits. The proportion of long-term credit lines, such as mortgages, is small, and long term loan origination fell sharply during 2019 and 2020 as a consequence of high interest rates and the difficult financial environment.

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

After the Macri administration took office, expectations were of a decline in both inflation and interest rates and therefore banking spreads. However, since 2018 devaluation of the peso and higher inflation led the Central Bank to substantially raise interest rates, ending the margin contraction trend. Since late December 2019, the Central Bank has resumed a process of reducing rates, and inflation expectations have been reduced slightly, although they remain high. The Covid -19 pandemic and the impact it had on economic activity kept inflation stable but still at very high levels compared to international standards. If the Central Bank is successful in keeping the pace of inflation reduction (annual inflation has decreased from 53.8% in 2019 to 36.1% in 2020 as a result of the economic downturn caused by the Covid-19 pandemic, but it is still at high levels and trending up again during the first months of 2021), it could result in a renewed pressure on banking spreads. Moreover, a change in the composition of the source of funding, which is currently heavily weighted by non-interest-bearing deposits, could also put downward pressure on margins. A change in the composition of the source of funding could result from lower interest rates, higher demand of credit and therefore a need to increase the amount of time deposits or other types of bearing interest liabilities.

Another source of spread contraction could be an increase in the regulation of subsidized loans. In October 2020, the Central Bank re-introduced mandatory credit lines for SMEs, under which banks have to lend a portion of their deposits to small and mid size companies at regulated rates. It is probable that this obligation will continue through 2021, adversely affecting margins and an increase in the use of these measures by the Central Bank could further affect margins.

Any reductions in spreads could have a material adverse effect on our business, results of operation and financial condition.

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

During 2017, new UVA (inflation-adjusted) mortgages grew significantly. At the same time, the Bank launched UVA deposits, but such deposits grew at a slower pace, leading to a mismatch in this activity. During 2018, as a consequence of the peso devaluation, higher inflation and interest rates, growth in both UVA loans and liabilities slowed and during 2019 new origination came to a halt, and the lack of new origination has continued in 2020. Independently of how this activity may develop in the future, a mismatch among UVA assets and liabilities will remain, which could have a material adverse effect on our business, results of operations and financial condition, particularly in the event that interest rates turn positive in real terms.

Our estimates and established reserves for credit risk and potential credit losses may prove to be inaccurate and/or insufficient, which may materially and adversely affect our results of operations and financial condition.

A number of our products expose us to credit risk, including consumer loans, commercial loans and other receivables. Changes in the income levels of our borrowers, increases in the inflation rate or an increase in interest rates could have a negative effect on the quality of our loan portfolio, causing us to increase provisions for loan losses and resulting in reduced profits or in losses. Our non-performing loan portfolio amounted to Ps.5,436.4 million at December 31, 2020 representing a 48.7% decrease compared with Ps.10,594.2 million at December 31, 2019 which in turn represented a 34.8% increase compared with Ps.7,860.9 million at December 31, 2018. The non-performing loan ratio decreased to 1.5% at December 31, 2020 from 3.6% at December 31, 2019 which in turn increased from 1.8% at December 31, 2018.

We estimate and establish reserves for credit risk and expected credit losses. This process involves subjective and complex judgments, including projections of economic conditions and assumptions on the ability of our borrowers to repay their loans. We may not be able to timely detect these risks before they occur, which may increase our exposure to credit risk. Overall, if we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if our loan loss reserves are insufficient to cover future loan losses, this could have a material adverse effect on our business, results of operations and financial condition.

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

We also face competition from non-bank competitors, such as large technology firms (“BigTech firms”), financial-technology (or “Fintech”) companies, payment platforms, e-commerce businesses, department stores (for some credit products), automotive finance corporations, leasing companies, factoring companies, investment funds, pension funds, insurance companies, and public debt. In recent years, the financial services sector has experienced a significant transformation, closely linked to the development of the internet and mobile technologies. Part of that transformation involves the entrance of new players, such as non-bank digital providers that compete (and cooperate) between them and with banks in most of the areas of financial services as well as large digital players such as Google, Facebook or Apple, who have also started to offer financial services (mainly, payments and credit) ancillary to their core business. However, as of the date of this annual report, there is an uneven playing field between banks and such non-bank players. For example, banking groups are subject to prudential regulations that have implications for most of their businesses, including those in which they compete with non-bank players that are only subject to activity-specific regulations or benefit from regulatory uncertainty. Existing loopholes in the regulatory framework are another source of uneven playing field between banks and non-bank players. Some new services or business models are not yet covered under existing regulations. In these cases, asymmetries between players arise since regulated providers often face obstacles to engage in unregulated activities. BigTech firms are already engaged in a wide range of financial activities. This is particularly the case in China, where BigTech firms have market capitalizations comparable to those of the world’s largest financial groups, and offer a wide range of financial services through subsidiaries. BigTech firms have also been expanding their provision of financial service in other emerging markets, notably in South East Asia, East Africa and Latin America. Such firms have achieved scale in financial services very rapidly, in part due to their large customer base and the high degree of brand recognition associated with their existing core technology businesses. Still, competition from non-bank competitors may significantly increase in the future.

In recent years, the financial services sector has experienced a significant transformation, closely linked to the development of the internet and mobile technologies. Part of that transformation involves the entrance of new players, including BigTech firms and Fintechs. As of the date of this annual report, there is an uneven playing field between banks and non-bank players. For example, banking groups are subject to prudential regulations that have implications for most of their businesses, including those in which they compete with non-bank players that are only subject to activity-specific regulations or are subject to strict regulatory requirements.

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

We are a subsidiary of the BBVA Group, and activities across the BBVA Group could adversely affect us.

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

For example, Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). Such investigation includes the provision of services by Cenyt to BBVA. On July 29, 2019, BBVA was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could constitute crimes of bribery, revelation of secrets and corruption. As at the date of this annual report on Form 20-F, no formal accusation against BBVA has been made. Certain current and former officers and employees of the BBVA Group, as well as former directors of BBVA, have also been named as investigated parties in connection with this investigation. BBVA has been and continues to be proactively collaborating with the Spanish judicial authorities. On February 3, 2020, BBVA was notified by the Central Investigating Court No. 6 of the National High Court of the order lifting the secrecy of the proceedings.

This criminal judicial proceeding is in the pre-trial phase. Therefore, it is not possible at this time to predict the scope or duration of such proceeding or any related proceeding or its or their possible outcomes or implications for the Group, including any fines, damages or harm to the Group’s reputation caused thereby.

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

After the debt restructuring established by the national government in April 2020 for all public securities in foreign currency under local legislation, risk rating agencies lowered Argentina’s rating to “Selective Default”. However, in September 2020 the government agreed with the bondholders to restructure more than 99% of the public debt with private creditors, significantly reducing coupon payments and extending maturities. Once this agreement was settled, the rating agencies upgraded Argentina’s sovereign rating to CCC+. A further downgrade in Argentina’s sovereign rating in the future could limit the Bank’s access to financing on acceptable terms, or at all, which could have a material adverse effect on the business, the results of operations and the financial condition of the Bank.

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

Attacks by cybercriminals are increasingly frequent, incorporating sophisticated techniques that put at risk the availability of the organizations’ systems and infrastructure, and the confidentiality of the data stored therein

This has been exacerbated by the Covid-19 pandemic and the shift towards an online and remote environment, which has accelerated the Bank’s digital transformation and forced clients to carry out transactions through online banking and digital channels, resulting in a gradual and steady increase in cybercrime and electronic fraud.

Protecting assets from potential cybersecurity threats is increasingly a challenge. Risks continue to increase as more mobile payment products and other internet-based products become available, expanding our in-house use of web products and applications. Therefore, it is essential to implement measures and controls to increase security and mitigate cybersecurity threats.

In 2020 there has been an increase in cases of phishing, and especially of telephone phishing or Vishing and Angler phishing, through social networks. Hackers use different techniques of social engineering to deceive clients and obtain confidential data. In this sense, the implementation of preventive measures of computer and documentary fraud are becoming increasingly important. Security components continue to be developed to improve the level of protection incorporating different security measures in digital channels.

In 2020, we drew up a plan with several initiatives, within a data security and protection program, with the aim of protecting the confidentiality of the most sensitive data, including through the protection of data in specific information systems, classification and discovery of data, and prevention of information leakage. However, we have been the subject of cyber-attacks, phishing and other threats and we cannot give assurance that we will not be the subject to further cyber attacks, phishing or other threats in the future.

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

In September 2020 we were notified of a class-action lawsuit filed by the Argentine Consumer Defense Association~~,~~ (“ADUC”) against Banco BBVA Argentina S.A. ADUC, as representative of consumers, claiming that interest rates applicable to automatically renewable fixed terms were incorrect and requesting to cease their application and to reimburse the differences plus related interest.

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

As of December 31, 2020, our parent company, BBVA, directly or beneficially owned 66.55% of our capital stock. As a result, BBVA controls virtually all decisions with respect to our company made by shareholders. It may, for example, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities and determine the timing and amounts of dividends, if any, always subject to the applicable legal framework. Its interests may conflict with your interests as a holder of our shares or ADSs, and it may take actions that might be desirable to BBVA but not to our other shareholders.

Our ability to grow our business depends on our ability to manage our relationships with partners and grow our deposit base.

We seek to grow our business by, among other means, increasing our client base. Our strategic partnerships are important components of our client acquisition strategy. We have various strategic partnerships, which include Lan Argentina S.A LATAM Airlines Group S.A. as of January 2021), Despegar, MOVE Concerts Argentina S.A. (MOVE), Oymyakon S.A. (PopArt), Medios y Contenidos Producciones S.A. (RGB Entertainment) and En Vivo Producciones S.A., the last four within the entertainment sector. Distribution channels include credit card programs with Club Atlético River Plate Asociación Civil and Club Atlético Boca Juniors Asociación Civil, Argentine soccer clubs, Ritenere S.A. (La Caja Seguros) within the insurance sector, as well as the agreements with automobile companies Peugeot Citroen, Renault and Volkswagen, which we depend on to expand our client reach cost-effectively, further expand our points of presence and enhance our value proposition. Any deterioration in our relationships with our strategic partners could adversely affect our strategy and materially and adversely affect our business, results of operations and financial condition.

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

We may suffer adverse consequences related to our calculation of income tax for the years ended December 31, 2018 and 2017.

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

On June 8, 2020, the Bank obtained a favorable judgement from the Contentious Administrative Federal Court No. 12 with regards to our request for declaratory judgement filed on May 12, 2017 for our 2016 tax return. The Contentious Administrative Federal Court No. 12 concluded that the prohibition on applying the inflation adjustment mechanism in our income tax return for the fiscal year 2016 was not applicable. On December 9, 2020 the Appeal Court dismissed the appeals filed on August 6, 2020 by the tax authorities against this ruling, thereby confirming the decision taken by the Contentious Administrative Federal Court No. 12. Although the tax authorities filed an extraordinary appeal, such appeal was withdrawn on February 1, 2021.

As of the date of this annual report on Form 20-F, our request for declaratory judgment remains pending before the Contentious Administrative Federal Court No. 12, Secretariat No. 23 and the Contentious Administrative Federal Court No. is No. 2, Secretariat No. 3 for the years 2017 and 2018. We cannot predict the outcome of these legal actions or whether we will be required to amend our income tax returns for 2017 and 2018 or make any provisions with respect thereto in our financial statements prepared under IFRS-IASB. If we are required to amend our income tax returns for 2017 and 2018 we may be required to pay interest and charges to the Argentine tax authorities, and could be subject to other consequences. We cannot predict with certainty the outcome of our request for declaratory judgment pending before the Contentious Administrative Federal Court No. 12, Secretariat No. 23 and the Contentious Administrative Federal Court No. is No. 2, Secretariat No. 3, or whether it would have a material adverse effect on our business, results of operations or financial condition, or the trading prices of our ordinary shares and ADSs.

At the request of the Central Bank, the Bank recognized an income tax provision of Ps.1,185.8 million in nominal terms for the year ended December 31, 2016 in our statutory consolidated annual financial statements presented to the Central Bank. Subsequently, based on our consideration of the technical merits of the tax deduction, which was confirmed by the Bank’s legal and tax advisors, such provision was eliminated in the preparation of our Consolidated Financial Statements under IFRS-IASB. The Bank followed the same methodology in respect of the years ended December 31, 2017 and 2018, recording provisions of Ps.1,021.5 million and Ps.3,239.8 million in nominal terms in respect of such years, respectively, in our statutory consolidated annual financial statements, which in turn were eliminated in the preparation of our Consolidated Financial Statements under IFRS-IASB included herein, positively affecting our results of operations for the years ended December 31, 2018 and 2019.

The Argentine economy qualifies as a hyperinflationary economy under IAS 29. Given that the peso is our functional currency, we apply IAS 29 for periods ending after July 1, 2018, and our Consolidated Financial Statements and other financial information are presented in terms of the measuring unit current at December 31, 2020.

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

The total cumulative inflation in Argentina in the 36 months prior to December 31, 2020, as measured by both consumer and wholesale price indexes published by INDEC, exceeded 100%. Qualitative macroeconomic factors, including the depreciation of the peso in recent months, also support the conclusion that Argentina is a hyperinflationary economy for accounting purposes. Accordingly, IAS 29 is applicable to any financial statements as from July 1, 2018 included in any of our filings with the SEC under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended (the “Exchange Act”). Argentine accounting standards authorities have reached a consensus that the “general price index” for IAS 29 purposes is determined considering the wholesale price index (WPI) up to December 2016 and the consumer price index (CPI) from then onwards. These indices have been determined or referred to the National Institute of Statistics and Census (INDEC). Therefore, our Consolidated Financial Statements included in this annual report are adjusted by applying the relevant indices and presented in terms of the measuring unit current at December 31, 2020.

We also have applied IAS 29 Financial Reporting in Hyperinflationary Economies to our statutory consolidated annual financial statements presented to the Central Bank for fiscal years beginning on or after January 1, 2020 as set forth by the BCRA through Communication “A” 6651 issued on February 22, 2019. The financial statements provided to the Central Bank are prepared in accordance with IFRS BCRA, which differs in significant respects from IFRS-IASB. See “Presentation of Financial Information”. As such, the Consolidated Financial Statements included in this annual report are not comparable with our financial statements furnished to the Central Bank.

The statutory consolidated annual financial statements that the Bank prepares to comply with the requirements of the Argentine Central Bank (the “Central Bank” or “BCRA”) are prepared pursuant to the reporting framework established by the Central Bank requiring supervised entities to submit financial statements prepared pursuant to IFRS-IASB except for:

(i)

temporary exceptions from the application of the expected loss model set forth under paragraph 5.5. of IFRS 9 for debt instruments issued by the non-financial government sector. In addition, the BCRA issued Communication “A” 6938, extended by Communication “A” 7181, deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 to fiscal years beginning on or after January 1, 2022 for Group “C” institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA that requires financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA;

(ii)	the treatment to be applied to uncertain tax positions, which follows the guidance prescribed by Memorandum No. 6/2017 Financial Reporting Framework Established by the BCRA issued on May 29, 2017;

(iii)

the accounting treatment to be applied to the remaining investment held by the Bank in Prisma Medios de Pago S.A., by applying the instructions provided in Memorandum No. 7/2019 issued by the BCRA dated April 29, 2019; and

(iv)

the debt securities issued by the government sector received in exchange for other instruments, which are measured at the carrying value of the instruments delivered in replacement on such date, in accordance with Communication “A” 7014 issued by the BCRA. According to the IFRS-IASB, these instruments should be accounted for at fair value, recognizing in profit or loss the difference with the carrying value of the instruments delivered.

Because of such differences, our statutory consolidated annual financial statements for the fiscal year ended December 31, 2020 are not comparable with the Consolidated Financial Statements included herein. In addition, we will continue to have differences during the year 2021 between our statutory consolidated financial statements and the financial statements required by IFRS-IASB. We do not intend to report in accordance with IFRS-IASB on an interim basis during 2021. Consequently, our interim financial information for 2021 will not be comparable with the Consolidated Financial Statements and other information contained in this annual report on Form 20-F.

The Consolidated Financial Statements included in this annual report on Form 20-F have been prepared in accordance with IFRS-IASB.

We are subject to numerous restrictions on our ability to pay dividends.

We are subject to legal and other restrictions on our ability to pay dividends. In Argentina, financial institutions may distribute dividends provided that (i) they are not covered by the terms of sections 34 “Regularization and recovery” and 35 bis “Institution restructuring to safeguard lending and bank deposits” of the Law on Financial Institutions (Law No. 21,526); (ii) they are not receiving financial assistance from the BCRA; (iii) they are not in arrears or non-compliance with the information regime established by the BCRA; (iv) they meet minimum capital requirements and cash requirements and (v) they have complied with the additional capital margins applicable to them as provided for in Section 4 (Additional Capital Margins) of the BCRA’s Structured Income Distribution text. See “Item 8. Financial Information—A. Financial Statements and other Financial Information—Dividends”. Amounts available for distribution as dividends are determined pursuant to Argentine law and IFRS-BCRA. As a result, dividends may be paid when we have no income as determined under IFRS-IASB and, conversely, dividends may not be payable even if we have income as determined under IFRS-IASB. Moreover, BBVA as our majority shareholder has the power to approve or fail to approve any proposed dividends.

Communication “A” 6886, in force since January 31, 2020, provides that financial institutions must have the prior authorization of the Central Bank for the distribution of dividends. On March 19, 2020, the BCRA issued Communication “A” 6939 whereby the distribution of dividends by financial institutions, including the Bank, was suspended until at least June 30, 2020; the BCRA Communication “A” 7035 dated June 4, 2020 extended said suspension until December 31, 2020, which was subsequently extended to June 30, 2021 by Communication “A” 7181.

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

Our management has issued a report on its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020 and concluded that the Bank’s internal control over financial reporting was effective as of such date. See “Item 15. Controls and Procedures”.

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

The Central Bank has also imposed restrictions on the positive foreign currency net global position of financial institutions, which have been modified several times, to prevent the Central Bank’s foreign currency reserves from further decreasing. As of the date of this annual report, the positive foreign currency net global position may not exceed 5% of the basic net equity plus complementary net equity (“RPC”) of the immediately preceding month.

In addition, pursuant to Communication “A” 7020, sanctions imposed by the Central Bank, the UIF, the CNV and/or the Superintendencia de Entidades Financieras y Cambiarias (the Superintendence of Financial Institutions and Exchanges, referred to as the “Superintendence”) and/or their authorities, may result in the revocation of the licenses to operate as financial institutions. Such revocation may occur when, in the opinion of the board of directors of the Central Bank, there was a material change in the conditions deemed necessary to maintain such license, including those relating to the suitability, experience, moral character or integrity of (i) the members of a financial institution’s board of directors (directors, counselors or equivalent authorities), (ii) its shareholders, (iii) the members of its supervisory committee or (iv) others, such as its managers.

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

During the Kirchner administration new regulations were issued affecting financial institutions, mainly regulating the foreign exchange market and imposing new capital requirements for financial institutions. In this regard, Communications “A” 5272 and 5273 of the Central Bank, dated January 27, 2012, increased the capital requirements for financial institutions operating in Argentina. These Communications required certain minimum capital levels in order to support operational risks and the distribution of dividends, and an additional capital buffer equivalent to 75% of the total capital requirements. For more information regarding capital requirements for Argentine banks please see “Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework”.

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

Since the Fernández administration assumed office, numerous new laws have been enacted and rules modified, among the most relevant of which are (i) the enactment of the Law of Social Solidarity and Productive Reactivation within the framework of the public emergency, providing for a 30% tax on foreign transactions; (ii) the obligation for banks to open universal free accounts to certain people (who have no bank account, and who wish to have access to a no-fee free savings account in pesos); (iii) a special treatment for UVA-adjusted mortgage loans designed to limit the impact of inflation and generally limit payments to a maximum of 35% of family income until February 2021); (iv) minimum interest rates were set for certain time deposits; (v) new requirements regarding certain fintech “virtual wallet” payment service providers were approved; (vi) the use of interbank debit for the payment of new credits is prohibited; (vii) a maximum nominal interest rate of 55% was set for credit card financing; (viii) reporting of increases and additions to bank fees for a period of 180 days from February 19, 2020 was prohibited; and (ix) according to Communication “A” 6768, financial institutions must have the prior authorization of the Central Bank of the Argentine Republic for the distribution of their results. In addition, on March 19, 2020, the BCRA issued Communication “A”6939 whereby the distribution of dividends was suspended until at least June 30, 2020. Communication “A” 7035 extended such suspension to December 31, 2020, which was subsequently extended to June 30, 2021 by Communication “A” 7181.

Several rules were enacted during 2020 which, among others: (i) required the remaining balance arising from credit cards to be automatically refinanced between September 1, 2020 and September 30, 2020 up to a maximum rate of 40%; (ii) established the minimum rates for retail customers subject to certain variables; (iii) froze the installments of home mortgage loans and secured loans adjusted to UVA index, and any unpaid installments were rescheduled; and (iv) ordered financial institutions to request any loan unpaid installments to be paid at the end of the life of the loan. Additionally, on March 19, 2020, the Central Bank issued Communication “A” 6938, temporarily easing the criteria to classify banks’ debtors established in the “Debtors’ Classification” rules and introduced certain changes to the manner in which financial institutions calculate RPC. Furthermore, in response to the crisis triggered by the Covid-19 pandemic, the Central Bank adopted a series of credit stimulus measures aimed at the most vulnerable economic sectors, primarily micro, small and medium-sized companies and the self-employed and eased reserve requirements for financial institutions that extended such credit lines. For a description of the effects of these regulations on BBVA Argentina, see “Item 5. Operating and Financial Review—Effects of Recent Regulatory Changes on BBVA Argentina”.

The financial institutions were also ordered to grant certain clients approved by the Argentine Tax Authority (AFIP) who applied for them, credit facilities at regulated rates denominated in pesos called “Zero Rate Credit” and “Zero Rate Credit Culture” provided for in Decree No. 332/2020 (and amendments).

Fees on automatically processed operations were suspended for a certain period of time; and the possibility of notifying users of financial services of fee increases was suspended for 180 days, and after that period it was established that the expansion would be progressive for commodities.

As a result, since the beginning of the Fernandez administration, banking activity has been more restrictively regulated, with the stated goal of protecting users of financial services.

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

The Consumer Protection Law and the Credit Card Law may limit some of the rights afforded to us.

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

The application of both the Consumer Protection Law and the Credit Card Law No. 25,065, as amended by Law No. 26,010 (the “Credit Card Law”) by administrative authorities and courts at the federal, provincial and municipal levels has increased. Moreover, administrative and judicial authorities have issued various rules and regulations aimed at strengthening consumer protection. In this context, the Central Bank issued Communication “A” 5460, as supplemented and amended, granting broad protection to financial services customers, limiting fees and charges that financial institutions may validly collect from their clients. In addition, the Argentine Supreme Court of Justice issued the Acordada 32/2014, creating the Public Registry of Collective Proceedings for the purpose of registering collective proceedings (such as class actions) filed with national and federal courts. In the event that we are found to be liable for violations of any of the provisions of the Consumer Protection Law or the Credit Card Law, the potential penalties could limit some of our rights, such as reducing our ability to collect payments due from services and financing provided by us, or otherwise adversely affect our business, results of operations and financial condition.

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

We are exposed to compliance risks

Due to the nature of our activities, we are exposed to certain compliance risks. We must comply with regulations regarding customer conduct, market conduct, the prevention of money laundering and the financing of terrorist activities, the protection of personal data, the restrictions established by national or international sanctions programs and anti-corruption laws (including the US Foreign Corrupt Practices Act of 1977 and the UK Bribery Act of 2010), the violations of which could lead to very significant penalties. These anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we directly or indirectly, through third parties, deals with entities whose employees are considered to be government officials. Our activities are also subject to complex customer protection and market integrity regulations.

Generally, these regulations require banking entities to, among other measures, use diligence measures to manage compliance risk. Sometimes, banking entities must apply reinforced due diligence measures because they understand that, due to the very nature of the activities they carry out (among others, private banking, money transfer and foreign currency exchange operations), they may present a higher risk of money laundering or terrorist financing.

Although the BBVA Group, including us, has adopted policies, procedures, systems and other measures to manage compliance risk, it is dependent on its employees and external suppliers for the implementation of these policies, procedures, systems and other measures, and it cannot guarantee that these are sufficient or that the BBVA Group’s employees (123,174 as of December 31, 2020) or other persons of the BBVA Group or its business partners, agents and/or other third parties with a business or professional relationship with the BBVA Group do not circumvent or violate current regulations or the BBVA Group’s ethics and compliance regulations, acts for which such persons or the BBVA Group could be held ultimately responsible and/or that could damage the BBVA Group’s reputation, including ours. In particular, acts of misconduct by any employee, and particularly by senior management, could erode trust and confidence and damage our reputation among existing and potential clients and other stakeholders. Actual or alleged misconduct by the Bank in any number of activities or circumstances, including operations, employment-related offenses such as sexual harassment and discrimination, regulatory compliance, the use and protection of data and systems, and the satisfaction of client expectations, and actions taken by regulators or others in response to such misconduct, could lead to, among other things, sanctions, fines and reputational damage, any of which could have a material adverse effect on the Bank’s business, financial condition and results of operations.

Furthermore, we may not be able to prevent third parties from using the banking network in order to launder money or carry out illegal or inappropriate activities. Further, financial crimes continually evolve and emerging technologies, such as cryptocurrencies and blockchain, could limit our ability to track the movement of funds. Additionally, in adverse economic conditions, it is possible that financial crime attempts will increase significantly.

If there is a breach of the applicable regulations or the Banks’s ethics and compliance regulations or if the competent authorities consider that the Bank does not perform the necessary due diligence inherent to its activities, such authorities could impose limitations on our activities, the revocation of our authorizations and licenses, and economic penalties, in addition to having significant consequences for our reputation, which could have a significant adverse impact on our business, financial condition and results of operations. Furthermore, we from time to time conduct investigations related to alleged violations of such regulations and ethics and compliance regulations, and any such investigation or any related procedure could be time consuming and costly, and its results difficult to predict.

Finally, in 2020 the Covid-19 outbreak has led in many countries to new specific regulations, mainly focused on consumer protection measures. The difficulties associated with the need to adapt the Bank’s systems to these new regulations quickly along with the fact that the majority of our employees have been working remotely could pose new compliance risks. Likewise, despite the existing controls in place, the increase in remote account opening driven by the pandemic could increase money laundering risks. Additionally, criminals are continuing to exploit the opportunities created by the pandemic across the globe and increased money laundering risks associated with counterfeiting of medical goods, investment fraud, cyber-crime scams and exploitation of economic stimulus measures put in place by governments. Increased strain on our communications surveillance frameworks could in turn raise our market conduct risk.

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

The Consolidated Financial Statements included in this annual report on Form 20-F have been prepared in accordance with IFRS-IASB. By contrast, the Bank’s statutory consolidated annual financial statements for the fiscal year ended December 31, 2020 were prepared pursuant to the reporting framework established by the Central Bank requiring supervised entities to submit financial statements prepared pursuant to IFRS-IASB with certain exceptions. We will continue to have differences during the year 2021 between our statutory consolidated financial statements and the financial statements required by IFRS-IASB. We do not intend to report in accordance with IFRS-IASB on an interim basis during 2021. Consequently, our interim financial information for 2021 will not be comparable with the Consolidated Financial Statements and other information contained in this annual report on Form 20-F. See “Presentation of Financial Information” and “Item 3. Key Information—D. Risk Factors—Risks Relating to the Argentine Financial System and to BBVA Argentina—The Argentine economy qualifies as a hyperinflationary economy under IAS 29. Given that the peso is our functional currency, we apply IAS 29 for periods ending after July 1, 2018, and our Consolidated Financial Statements and other financial information are presented in terms of the measuring unit current at December 31, 2020”.

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

There is uncertainty regarding the possible effects that tax reform could have in the Argentine economy.

On December 20, 2019, the Argentine Congress enacted Law N° 27,541 of Solidarity and Productive Reactivation (“Law N° 27,541”), declaring a state of public emergency on the economic, financial, fiscal, administrative, social and energetic fronts, among others, thus delegating in the executive branch the ability to ensure the sustainability of public indebtedness, authorizing it to conduct an integral review of the current electricity tariff regime and to intervene in the operations of supervisory entities, among others.

The tax-related measures include:

•	Tax amnesty for micro, small- and medium-sized companies.

•	Increase in the personal assets tax rate and delegation of power to the executive branch to increase tax rates on foreign financial assets.

•	Changes to the formula of inflation adjustment in income tax.

•	Suspension of the pension and retirement adjustment mechanism for a 180-day period.

•	The portion of the tax on debits and credits is increased in the case of cash withdrawals with the exception of holders of micro and small enterprises according to the terms of section 2 of Law 24467.

•

Creation of the tax for a solidary and inclusive Argentina (Impuesto para una Argentina Inclusiva y Solidaria or PAIS, per its acronym in Spanish) for a 5-fiscal-period term on the purchase of foreign currency for savings purposes and on the payment of goods and services purchased abroad through credit cards. The tax rate ranges between 8% and 30% depending on the transaction.

In September of 2020, it was determined that the Argentine Tax Authority (AFIP) shall apply a withholding tax of 35% to the purchase of dollar savings and payments by card for consumption in dollars abroad.

We cannot anticipate the impact that Law N° 27,541 may have, nor the measures that could be adopted by the current administration in order to meet its financial obligations, which might negatively affect Argentine’s economy and, in turn, our business, financial condition and results of operations.

In December 2020, a new Fiscal Consensus was signed between the national and provincial governments (except the City of Buenos Aires), enabling jurisdictions to establish tax rates that are not subject to the limits established in the original Consensus (12/2017). As a result, certain jurisdictions have increased and certain jurisdictions may increase their tax rates for 2021. The autonomous City of Buenos Aires increased its tax rate from 7% to 8% and the province of [Buenos Aires] from 7% to 9%. As a result, we may be required to pay higher taxes, which could have a material adverse effect in our business, financial condition and results of operations.

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

Primary elections were held on August 11, 2019 leading to an adverse market reaction, declines in the exchange rate and an increasing lack of confidence in Argentine assets. The prices of Argentine government securities fell by 20% while local companies’ shares dropped more than 40% over a few days, while the U.S. dollar exchange rate exceeded Ps.58 which implied a depreciation of almost 30% in just three days. The Central Bank was forced to intervene in the market, with relatively little success, by selling approximately US$2 billion from international reserves.

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

During the first quarter of 2020, the Fernandez administration started to negotiate with private creditors to restructure the scheduled maturities of public debt. However, on March 19, 2020, the government declared a lockdown in order to prevent the spread of the Covid-19 pandemic and work on strengthening the health system, all of which had a significant impact on the ongoing debt negotiations and economic activity. The measures adopted by the Executive Branch originally led to the slowdown or suspension of most non-essential activities carried out by individuals and, as such, have had significant impact on the economy at the national, regional and global levels, due to the disruption or slowdown of supply chains, coupled with rising economic uncertainty, as evidenced by the increased volatility in asset prices and exchange rates, and a decline in long-term interest rates.

After three months of lockdown and a series of unaccepted offers, Argentina’s credit rating was downgraded to selective default, following the default in a coupon payment of US$503 million. However, the government continued to try to reach an agreement with its main creditors.

The Treasury finally reached an agreement with its main creditors on August 4, 2020, obtaining a 93.55% adherence, which ended up being 99% thanks to the application of the collective action clauses of the restructured bonds (under which the terms of the restructuring were applied to all bondholders as a result of the level of consensus having reached a 75% threshold). The debt restructuring entailed a significant coupon reduction (from nearly 7% to 3%), with a small capital haircut (less than 2% on average).

This agreement was insufficient to offset the uncertainty resulting from the Covid-19 crisis that forced the Central Bank to issue pesos in an amount equal to approximately 6% of the GDP during 2020 to cover fiscal needs and mitigate the economic effects of the crisis. The foreign exchange premium rose to 130% in September 2020, which led to a loss of US$1,300 million during that month (a total of US$4,600 million in 2020). However, due to a partial easing of the foreign exchange controls, the market responded positively and the foreign exchange premium was reduced to 70% while the loss of international reserves was partially reversed.

The Covid-19 crisis also affected Argentina’s fiscal balance, which reached a primary fiscal deficit of 6.5% of GDP in 2020, mainly driven by the economic recession that led both to a decline in tax collection and a rise in public spending.

In the year ended December 31, 2020, GDP fell 9.9%, while inflation reached 36.1%.

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

Economic activity has been significantly affected by the Covid-19 pandemic in 2020. GDP fell 9.9% in 2020, despite showing a positive trajectory in the second half of the year.

The average unemployment rate rose from 8.9 % in the last quarter of 2019 (9.8% annual average in 2019) to an average of 11.0% in the last quarter of 2020. The average employment rate fell from 43.0% in the fourth quarter of 2019 to an average of 40.1% in the fourth quarter of 2020, and the economically active population fell from an average of 47.2% in the last quarter of 2019 to an average of 45.0% in the fourth quarter of 2020.

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

Core inflation reached 56.7% in 2019 as a result of the effect of devaluation on prices. Healthcare prices increased by 72.1%, communication prices increased by 63.9%, household furniture and maintenance prices increased by 63.7%, food and beverages prices increased by 56.8% and miscellaneous goods and services increased by 55.9%.

Inflation showed a substantial decrease in 2020 compared to 2019, reaching 36.1%, primarily as a result of the negative effects of the Covid-19 pandemic on activity levels, the freezing of public utility prices and the Central Bank’s willingness to avoid a sharper exchange rate depreciation.

The performance of CPI components was very uneven in 2020, with seasonal prices (prices that depend on whether it is high or low season) increasing 64.4%, while regulated prices (prices controlled by the government, usually public utility rates) only grew 14.8%. Core inflation was 39.4% in 2020.

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

With respect to spending, in 2019 there was a year-on-year 12.4% increase in capital spending while direct transfers to economic sectors rose by 20.3%, to partially offset the effect of devaluation on the price of energy. Total welfare benefits increased by 46.6%, operating expenditures increased by 31.6% and transfers from the federal government to the provinces increased by 61.3%.

Tax revenues rose by 48.2% in 2019 primarily due to increases in revenues from export duties, which increased by 304.6%.

The public sector recorded a primary fiscal deficit of Ps.1,750 billion (equivalent to 6.5% of GDP in 2020). The Covid-19 pandemic negatively affected both public income and expenses. The government had to increase subsidies to provinces and families as well as social assistance, leading to a 63.5% increase in public expenses compared to 2019. Additionally, public revenues only increased 23.0%, significantly below inflation levels, due to reduced economic activity levels.

Tax revenues increased 28.2% in 2020, being the only substantial nominal raise compared to 2019. The debt restructuring impacted capital inflows, which declined 20.2% in 2020 compared to 2019.

Economic subsidies grew 105.9% in 2020 and transfers to provinces increased 153.2% as a result of subsidies granted in the context of the Covid-19 pandemic.

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

In the foreign exchange market, the peso depreciated by 58.4% in 2019, and the exchange rate reached 59.90 Ps./US$ as of December 30, 2019. The market experienced three main phases during the year. From the end of 2018 to April 2019, the Central Bank used exchange rate bands, allowing the exchange rate to fluctuate within certain limits, but foreign exchange was very volatile, the peso depreciated by 16%, and the exchange rate reached 44.01 Ps./US$. At the end of April the IMF and the BCRA agreed to allow a managed floating exchange rate, which allowed the Central Bank to freely intervene in order to mitigate the effect of volatile periods. During the three following months, from May to July, the peso fell 3.2% against the U.S. dollar to 45.40 Ps./US$. However, on August 12, 2019, the primary election result triggered a sell-off of Argentine assets, causing the peso to depreciate almost 30%.

International reserves were US$44,781 million as of the end of the year, a US$21,025 million decrease compared to the balance as of December 31, 2018, mainly due to payments on debt, intervention in the foreign exchange market and a decrease in banks’ legal required deposits due to the drain of deposits in U.S. dollars.

The trade surplus reached US$12,530 million in 2020, down from the trade surplus of US$15,990 million in 2019, mainly driven by a steeper decline in exports than imports during the year.

Exports amounted to US$54,884 million in 2020, a 15.7% decline compared to 2019, while imports amounted US$42,354 million in 2020, a 13.8% decline compared to 2019, partially offsetting the fall in exports.

In the foreign exchange market, the peso depreciated by 28% in 2020, reaching 82.63 Ps/US$ on December 31, 2020. The depreciation of the peso moved in line with inflation. However, the parallel exchange rates were very volatile, and particularly sensitive to money issuances. The Central Bank managed to contain the gap between the official and alternative exchange rates until August 2020, when the official exchange rate started to increase, reaching its peak in October at 130%. As of the date of this annual report, the foreign exchange premium (the gap between the official and the parallel exchange rate) is approximately 70%.

International reserves were US$39.41 billion as of December 31, 2020, a US$5,438 million decrease compared to the balance as of December 31, 2019, mainly due to interventions in the exchange rate spot market to mitigate the depreciation of the peso.

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

In the face of significant (and increasing) capital outflows and high short-term debt maturities due within the subsequent weeks, Minister Lacunza unilaterally reprofiled short-term treasury bills (US$ and peso-denominated), postponing the maturities of those securities for 180 days (except for those in the hands of individuals). That decision triggered an acceleration of capital outflows and foreign exchange deposits withdrawals from domestic Argentine banks. In this context, international reserves fell 18.4% (US$12.2 billion) between August 9 and August 30, 2019.

In order to deal with this situation, President Macri issued a decree (No. 619/2019) instructing the BCRA to implement foreign exchange restrictions, combined with the obligation for exporters to sell in the official market all the dollars derived from their exports. Thus, the monetary authority set a monthly limit of US$10,000 for foreign currency purchases without specific application (i.e., it set no limits for imports or debt repayments), among other measures, effective beginning September 1, 2019. These regulations helped to reduce capital outflows and foreign exchange volatility until the presidential elections on October 27, 2019.

However, international reserves continued falling, reaching US$43.5 billion on October 25, 2019 (from reserves of US$66.3 billion registered on August 9, 2019), as the foreign exchange deposit withdrawals went on at a fast as the government used nearly US$8.2 billion to meet debt obligations, and the BCRA kept selling dollars and buying pesos in the market to stop devaluation pressures (US$7.4 billion) during this time frame.

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

The main monetary policy instrument throughout 2019 was the LELIQ, a BCRA security created to manage monetary conditions of the economy, and its interest rate was the key reference for the financial system. As the monetary policy was particularly stringent all year long, the LELIQ rate remained at high levels throughout the year, with an average annual rate of 65%. Alberto Fernández stated clearly his intention to prompt a fast and marked monetary easing during the first months of his term. During December 2019, the monetary policy rate was lowered from 63% to 55%, with a subsequent increase in the monetary base. The other interest rates of the economy have evolved consistent with the evolution of the LELIQ rate.

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

The first quarter of 2020 was significantly affected by a soft monetary policy, which was reflected in the Leliq rate which decreased from 55% as of January 1, 2020 to 38% as of March 31, 2020. The Central Bank purchased US$659 million of international reserves in the foreign exchange spot market, while the monetary base increased by 15%.

However, the Covid-19 pandemic impacted an already damaged economy. The Central Bank had to finance the Treasury expenditures by issuing pesos due to the difficulty of accessing the debt market, given the ongoing restructuring negotiation. During the second quarter of 2020, the Central Bank issued approximately 50% of the December 2019 monetary base.

Once the lockdown was softened during the third quarter of 2020, the Central Bank started to partially absorb those previously issued pesos, in order to avoid an inflationary acceleration. As a result, the Central Bank’s interest-bearing liabilities grew more than 90% nominally during 2020.

International reserves started to fall in April and May and, on May 28, 2020, the Central Bank released Communication “A” 7030, which limited the amount of dollars allowed to be bought by private importers, negatively affecting activity levels.

After successfully restructuring the sovereign debt with private creditors, the Central Bank decided to tighten foreign exchange controls. These measures triggered uncertainty in the markets and led to a US$1,442 million reserves loss and an increase in the foreign exchange premium to 130% in October 2020. In response to this uncertainty, the Treasury started a partial easing of the previous foreign exchange controls and committed to look for financing in the local debt market, rather than obtaining transfers from the Central Bank.

The foreign exchange premium was reduced to 80% in December 2020.

The monetary base grew 40% in 2020 compared to 2019, the increase was not higher due to the willingness of the Central Bank to absorb part of the issuance by its interest-bearing liabilities.

Financial System

All comparisons of the financial system contained in this annual report on Form 20-F are presented in nominal terms.

The rise in interest rates, strong depreciation of the peso and economic uncertainty had an impact on the operation of the financial system throughout 2019, especially after the primary election in August. Total deposits denominated in pesos grew 23.3% during 2019, while deposits held exclusively by the private sector increased by 35.3%, according to data from the Central Bank.

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

Sight deposits grew 64.7% during 2020 while term deposits grew just 46.7% with strong growth of the term deposits indexed by the benchmark stabilization coefficient/purchasing power unit (CER/UVA), which grew 200.7% during 2020, in comparison with a 43.8% growth for traditional terms deposits.

Dollar-denominated deposits decreased 13.7% in 2020, after a 32.9% decline in 2019.

The loans growth performance in 2020, both for individuals and companies, was positive, growing 21.98%, given the lower interest rates and the market need for credit due to the lockdown.

The Central Bank reduced the Leliq interest rate in the first quarter of 2020, from 55% to 38%, seeking to increase economic activity levels. In October 16, 2020, the Central Bank started to use the REPO rate to absorb the issued money.

The Badlar interest rate (interest on deposits in excess of Ps.1 million) of private banks, stated in monthly averages, was 35.3% in January 2020, declining to 20% in April and raising to 33.4% in December 2020 in order to partially control the monetary overhang.

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

BBVA Argentina’s original by-laws were approved on November 20, 1886 by a decree recorded in the Public Registry of Commerce of the City of Buenos Aires, and the last amendment was recorded on October 17, 2019. Pursuant to its current corporate by-laws, the Bank will terminate its activities on December 31, 2080, unless this term is extended by the shareholders. On April 24, 2019, the ordinary and extraordinary general meeting of shareholders approved the change of the Bank’s corporate name to “BBVA Argentina S.A.” and the consequent amendment to the Bylaws to reflect the new corporate name. Notwithstanding the foregoing, in response to a BCRA requirement and based on the authorization granted by the shareholders’ meeting, the Board of Directors, at its meeting held on May 28, 2019, decided to adopt the denomination “Banco BBVA Argentina S.A.”. The BCRA through resolution No. 166 dated July 25, 2019 made no remarks on said change of corporate name, which has been duly registered before the Argentine Superintendence of Corporations (“IGJ”). In addition, in the aforementioned shareholders’ meeting amendments to sections 6 and 15 of the bylaws was approved. The revised bylaws were duly registered before the IGJ on October 17, 2019, under No. 21332 Book 97 of stock companies.

The Bank is supervised by the Central Bank, an entity that establishes valuation and accounting criteria, the rules on liquidity and capital requirements as well as the reporting systems of Argentine financial institutions. It is also subject to inspections by the Central Bank, based on which it is assigned a “rating”. See “Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework”.

On March 8, 2019, the respective boards of directors of BBVA Argentina and BBVA Francés Valores S.A. proposed the merger of the two companies, and on April 24, 2019, the respective shareholders’ meetings approved the transaction. Currently, the transaction is pending authorization by the IGJ.

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

On March 27 and April 16, 2020, the Board of Directors of BBVA Argentina approved the Bank’s participation in the “Play Sistémico” project, the purpose of which is to develop a payment solution for customers, led by the four main private banks in the market, including us, Banco Macro S.A., Banco Santander Río S.A. and Banco de Galicia y Buenos Aires S.A.U. In accordance with the business plan presented to the Board of Directors, on May 26, 2020, “Play Digital S.A.” was incorporated, a company in which the Bank owns a 10.762% shareholding interest as of the date of this Annual Report on Form 20-F. Play Digital S.A. was registered before the IGJ on June 9, 2020, under No. 5995, Book 99 of Stock Companies.

B.	Business overview

BBVA Argentina is a subsidiary of Banco Bilbao Vizcaya Argentaria S.A., its main shareholder since 1996. In Argentina, it has been one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including individuals, SMEs, and large companies.

BBVA Argentina’s corporate purpose is to bring the age of opportunities to everyone and its strategy is set on improving clients’ financial health, through operational excellence and increasing its client base, especially via digital channels. The institution relies on solid values: “The customer comes first, we think big and we are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society. Sustainability and a robust and committed team also are key pillars for the Bank.

Data and technology are the main catalyzers of innovation and operational excellence. We want to be a “data-driven bank” and deliver high quality solutions ensuring reliability and security, while decreasing cost.

The Bank was one of the first companies to be listed on the Buenos Aires Stock Exchange (ByMA), quoting since 1888 (ticker: BBAR). It also has been listed on Mercado Abierto Electrónico (MAE) since 2018. Its shares in the form of American Depositary Shares (ADSs) have been listed on the New York Stock Exchange (NYSE) since 1993 (ticker: BBAR) and on the Madrid-based Mercado de Valores Latinoamericanos (LATIBEX) since December 1999 (ticker: XBBAR).

In 2019 the BBVA Group adopted a globally standardized trademark, “BBVA”, in addition to a new company logo in line with the digital world. This new identity reflects the BBVA Group’s values, especially “We are one team”, which emphasizes the importance of the people who work within the BBVA Group and their commitment to the BBVA project. In Argentina, the former BBVA Francés is now BBVA Argentina.

As of December 31, 2020, the Bank had total assets of Ps.693.0 billion, of which Ps.279.6 billion were the total loan portfolio. Regarding liabilities, the Bank had total liabilities of Ps.578.5 billion, of which Ps.478.2 billion were total deposits. Total shareholders’ equity was Ps.114.5 billion. Net income for the year ended December 31, 2020, was Ps.10.1 billion and net income for the year ended December 31, 2019 was Ps.21.8 billion.

As of December 31, 2020, BBVA Argentina was the third largest privately owned bank in Argentina in terms of private loans according to data from the Central Bank as of September 2020, with 7.7% of total banking system loans on an unconsolidated basis, and 8.5% of total banking system loans on a consolidated basis. Market share as of December 31, 2020 for retail loans (including personal, mortgage, credit card and pledge-loans) was 8.4% on an unconsolidated basis and 9.3% on a consolidated basis. For commercial loans (including discounted instruments, overdrafts and other loans) market share as of December 31, 2020 was 6.9% on an unconsolidated basis and 7.6% on a consolidated basis. As of December 31, 2020, BBVA Argentina was the third largest local private bank in Argentina in terms of private deposits on an unconsolidated basis according to data from the Central Bank as of September 2020, with a 7.1% market share of total banking system deposits.

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

The Bank manages the following entity-wide business lines:

•

Retail banking, through which it offers financial services to individuals across all income segments. The Bank’s main retail banking products include checking and savings accounts, time deposits, credit cards, personal and secured loans (primarily automobile loans), mortgages, insurance and investment products. Despite the Bank’s historically strong presence within the middle-income and affluent segments of the population, its products and distribution channels are designed to attract clients across all client segments. As of December 31, 2020, there were approximately 2.69 million active retail banking clients (clients of at least one product with at least “one movement” in the last 3 months or with a minimum deposit balance), compared with 2.65 million active retail banking clients as of December 31, 2019. The Bank’s retail banking strategy is focused on growing the client base, expanding its product and services offered, particularly in underdeveloped products (such as mortgages) and products where it sees potential increase in market share (such as consumer loans), apart from leveraging its technological platform to enhance clients’ banking experience. The Bank’s market share for consumer and mortgage loans as of December 31, 2020, was 5.4% and 2.7% respectively, according to data from the Central Bank. In terms of secured loans, the Bank’s market share was 14.0% according to data from the Central Bank. In terms of credit card loans, the Bank’s market share was 12.2% and 14.5% for financing and consumption according to data from the Central Bank, respectively. As of December 31, 2020, 2019 and 2018, we had total loans and advances of Ps.158.3 billion, Ps.149.0 billion and Ps.161.1 billion, respectively, and total deposits of Ps.285.6 billion, Ps.274.1 billion and Ps.378.2 billion, respectively.

•

Small and medium-sized companies (SMEs) through which the Bank offers financial services primarily to local private-sector companies. The Bank’s main SME products include financing products, factoring, checking accounts, time deposits, transactional and payroll services, insurance and investment products. As of December 31, 2020, the Bank had more than 52 thousand SME clients. Small and medium-sized companies are a key element for economic growth in Argentina, and the Bank is focused on expanding the number of clients it serves and on being a strategic ally to its SME clients, supporting them with tailored products and transactional solutions, as well as with differentiated customer support through its 247 branches. As of December 31, 2020, 2019 and 2018, we had total loans and advances of Ps.88.1 billion, Ps.64.0 billion and Ps.109.8 billion, respectively, and total deposits of Ps.101.5 billion, Ps.92.8 billion and Ps.103.1 billion as of the same dates, respectively.

•

Corporate and investment banking (CIB), through which the Bank offers financial services to some of the largest Argentine corporations and multinational companies operating in Argentina. Corporate banking is divided by industry sector: consumers, heavy industries, and energy, providing customized services to large companies. In addition to the products offered to SME company clients, corporate and investment banking clients are provided with global transaction services, global markets solutions such as risk management and securities brokerage, long term financing products including project finance and syndicated loans, and corporate finance services including mergers and acquisitions and capital markets advisory services. As of December 31, 2020, the Bank had more than 700 corporate banking clients, which included substantially all of the largest corporates and multinational companies in Argentina. Within the CIB business line, the Bank is focused on leveraging the deep expertise of its industry-focused relationship executives, supported by the BBVA Group’s global network, to continue to provide bespoke global financial solutions to its corporate client base. BBVA Argentina is focused on being a trusted partner for its corporate clients as they seek to finance investment opportunities, particularly within certain sectors of the economy where investment has lagged such as telecommunications, energy and infrastructure. As of December 31, 2020, 2019 and 2018, we had total loans and advances of Ps.33.2 billion, Ps.52.6 billion and Ps.109.3 billion, respectively, and total deposits of Ps.91.1 billion, Ps.33.4 billion and Ps.62.1 billion as of the same dates, respectively.

BBVA Argentina offers its products and services through a wide multiple-channel distribution network with presence in all the Argentine provinces and in the City of Buenos Aires, servicing 2.69 million active clients as of December 31, 2020. This network includes 247 branches, which provide services to the retail segment and to small and medium-sized companies, corporations and institutions. Complementing the distribution network, as of December 31, 2020 there were 15 in-company branches, 7 points of sales (contact points that only offer automated services and sales support, but have no approval by the BCRA to operate as a branch), two points of express support (branches without in-person customer service), 888 ATMs and 857 self-service terminals (“SSTs”, terminals that allow transactions without the need of a personal code or ID number). As of December 31, 2019, the Bank had 251 branches, 15 in-company branches, 6 points of sales, two points of express support, 887 ATMs and 862 SSTs.

The Bank (including its subsidiaries) had a total of 6,019 employees as of December 31, 2020 compared to 6,321 employees as of December 31, 2019.

BBVA Argentina has invested in its physical and digital distribution network, making it possible to offer a differential, flexible, convenient banking experience to its customers. In addition, the Bank considers that with the existing distribution structure, it has the necessary reach and scale to facilitate expected growth while improving its operating efficiency, number of customers and products. The following table sets forth information regarding our footprint by province as of December 31, 2020:

	Branches	Points of Express Support	ATMs	SSTs	Points of Sale	In-Company Banks
Ciudad Autónoma de Buenos Aires	81	1	282	267	2	4
Buenos Aires	84	0	339	294	2	9
Catamarca	1	0	3	3	0	0
Córdoba	15	0	33	50	0	0
Corrientes	2	0	9	6	0	0
Chaco	2	0	7	9	0	0
Chubut	5	0	15	14	1	0
Entre Ríos	6	0	15	16	0	0
Formosa	1	0	5	6	0	0
Jujuy	1	0	2	3	0	0
La Pampa	2	0	3	7	0	0
La Rioja	1	0	4	4	0	0
Mendoza	11	0	35	37	0	0
Misiones	2	0	6	10	0	0
Neuquén	4	0	14	12	0	0
Río Negro	3	0	10	11	0	1
Salta	2	0	7	10	0	0
San Juan	2	0	10	11	0	0
San Luis	2	0	6	7	0	0
Santa Cruz	3	0	9	7	0	0
Santa Fe	11	0	43	45	2	1
Santiago del Estero	1	0	4	8	0	0
Tucumán	3	1	18	16	0	0
Tierra del Fuego	2	0	9	4	0	0

Total	247	2	888	857	7	15

BBVA Argentina provides an electronic banking service, a modern, secure and functional internet banking platform (bbva.com.ar) and mobile banking apps such as BBVA Móvil and Go. Since the end of 2020, a payment solutions app launched together with other banks, MODO (Play Digital S.A.), is now part of the digital offering the Bank has for its clients. Within the digital payments offering, the Bank has also implemented Near-Field Communication (“NFC”) technology for its clients’ use.

BBVA Argentina is also gradually transforming its branches into “digital branches”: a combination between human capital and structure facilities to promote client self-service, aiming to digitalize and migrate clients to remote channels. Strategic pillars of these branches are: the mixed roles of customer service staff oriented to guide the client, the availability of digital tools, the limitation of teller service solely for specific transactions, and the availability of a customer service protocol where the importance of each role and client dynamics are detailed.

As of December 31, 2020, active digital clients (clients of at least one product with at least “one movement” in the last 3 months or with a minimum deposit balance) reached 1.9 million with a 71.7% penetration over total active clients (2.7 million), versus a penetration of 66.5% as of December 31, 2019. Active mobile clients (clients of at least one product with at least “one movement” in the last 3 months or with a minimum deposit balance) were 1.6 million, representing a 59.9% penetration as of December 31, 2020, versus a penetration of 53.8% as of December 31, 2019.

In the year ended December 31, 2020, accumulated retail digital sales measured in units accounted for 80.8% of total sales (compared to 65.1% in the year ended December 31, 2019) and represented 70.2% of the Bank’s total sales measured in monetary value (compared to 54.5% in the year ended December 31, 2019). Digital and mobile transactions, including online banking and mobile, net cash online and mobile, and non-bank correspondents, increased 57.8% in the year ended December 31, 2020 compared to the year ended December 31, 2019.

The distribution network is complemented by commercial alliances and distribution channels. Commercial alliances include Lan Argentina S.A (LATAM Airlines Group S.A. as of January 2021), Despegar, MOVE Concerts Argentina S.A. (MOVE), Oymyakon S.A. (PopArt), Medios y Contenidos Producciones S.A. (RGB Entertainment) and En Vivo Producciones S.A., the last four within the entertainment sector. Distribution channels include credit card programs with Club Atlético River Plate Asociación Civil and Club Atlético Boca Juniors Asociación Civil, Argentine soccer clubs, Ritenere S.A. (La Caja Seguros) within the insurance sector, as well as the agreements with automobile companies Peugeot Citroen, Renault and Volkswagen. All of them have allowed the Bank to expand its client reach cost-effectively, and further expand its points of presence while enhancing its value proposition.

Business Strategy and Model

In 2019, BBVA engaged in a strategic review to keep up with the major trends which are transforming the world and the financial services industry. As a result of such process, BBVA updated its six strategic priorities which, together with its purpose and values, constitute the pillars of BBVA’s global strategy, including ours.

The Covid-19 confirms our strategic vision

An unprecedented health crisis emerged in 2020, with sizable economic and social impacts. These unique circumstances expedited certain trends which are key to BBVA’s strategy, such as:

•

A more challenging macroeconomic environment. Such more complex environment will have a direct impact on the banking sector, with lesser growth than expected in loans, and lower interest rates for longer periods, together with a higher cost of risk.

•

Expedited customer digitalization. Social distancing paved the way for the massive use of e-commerce and other remote services (telework, telehealth, e-learning). This trend has also been perceived in the banking sector, with the incremental use of digital and remote channels.

•

Growing concerns about climate and social sustainability. The pressing need for addressing the society’s major challenges, such as the climate change or social inequality, has been brought to light, along with the need for embracing more sustainable and inclusive growth. Sustainability is one of the cornerstones of the recovery and fiscal stimuli programs announced by most countries.

•

Expedited innovation. The pandemic has revealed how vulnerable economies are to external shocks. In pursuit of increased resilience, governments, public institutions and the private sector see recovery plans as an opportunity to expedite innovation (such as, the investment in 5G, AI, data).

The rapid progress of the above-mentioned trends reinforces BBVA’s forward-looking vision and strategy:

Good progress amidst a challenging year

The year 2020 has been unique and, as such, has warranted fast and efficient action. Despite the challenging environment and thanks to its agile response, the Bank has taken an important step in promoting and making progress in its six strategic priorities.

1.	Improving our clients’ financial health

BBVA aspires to become a trusted financial partner to its clients, giving them customized advice, helping them in their decision-making, and supporting them as they manage their finances to reach their vital and business goals.

In this respect, during 2020, BBVA continued consolidating its differentiated value proposition developing global financial health solutions, launching initiatives to support our clients’ in their day-to-day transactions, and enhancing its digital offering to wholesale customers, leveraging its international footprint.

2.	Helping our clients transition towards a sustainable future

BBVA is aware of the substantial role the banking sector plays in the transition towards a sustainable and inclusive future, through financing and advisory activities. Accordingly, BBVA has committed to gradually aligning its business to the Paris Agreement, leveraging its role to help clients transition towards a more sustainable future, inspired by selected Sustainable Development Goals.

Initially, BBVA will focus on such Sustainable Development Goals (SDGs) in which the Group may have the greatest positive impact, taking advantage of banks’ multiplier effect.

In this regard, BBVA is implementing this strategic priority in two ways:

•

Climate Action: Mobilizing timely resources to face the climate change challenge and address the related SDGs (i.e., affordable and clean energy, responsible production and consumption, and climate action).

•

Inclusive Growth: Mobilizing the investments required to build inclusive infrastructure and support inclusive economic development. In this case, the SDGs BBVA seeks to encourage include: Decent work and economic growth; and Industry, innovation and infrastructure.

3.	Reaching more clients

BBVA seeks to grow by having a footprint exactly where clients are. Its purpose is speeding up profitable growth, relying on its own and third parties’ channels, with special focus on digital channels and on the most profitable products and segments.

In this regard, despite the challenging environment that prevailed in 2020, BBVA managed to substantially grow its customer base across all geographic locations in which it has a presence (up by 3.6% vis-a-vis the previous year). Such growth was driven by digital channels, with a 56% increase in the number of clients gained through such channel relative to 2019.

Not only has BBVA carried out successful strategies to attract new clients, but it has also laid the groundwork for its future growth. On the one hand, BBVA has reinforced its capacity to grow in the open market through its own channels (improvements to its proprietary biometric verification technology, optimized E2E digital processes). Besides, client acquisition has been strengthened through attractive alliances with third parties.

4.	Driving operational excellence

BBVA endeavors to offer the best customer experience, with simple and automated processes, while staying focused on its robust risk management practices and optimal capital allocation.

In this regard, BBVA embraces a simpler and scalable operating model, leveraging its digital capabilities, where clients can have remote access to their products and services. BBVA aspires to offer this service through an efficient and effective operating model, with simple and automated processes made possible by new technologies and data analytics.

Such operational excellence should be supported by a strong risk management approach, taking into account financial and non-financial risks. Therefore, BBVA endeavors to empower its global platforms leading to improve retail and SME risk management. Besides, an optimal capital allocation remains a key factor to BBVA.

5.	The best, most engaged team

To the BBVA Group, its team remains a strategic priority—a diverse and empowered team, guided by BBVA’s purpose and values, and driven by a talent development model that offers growth opportunities to everyone.

In 2020, employee engagement (measured in terms of the grand mean score from Gallup survey) increased at BBVA Group from 4.11 to 4.25 points (with a maximum possible score of 5.00), while internal reputation has improved, reflecting the efforts made through several initiatives.

BBVA inspires to become a high-performance team with a common purpose and shared values, fostering diversity plans and a leadership model. BBVA is rewriting its professional development model, building an ecosystem where people can create and grasp opportunities, leading transformation, developing core capabilities, and training teams in new skills. BBVA strives day after day to offer its employees a flexible and sustainable work environment.

6.	Data and technology

Data and technology are clear strategy accelerators. Advanced analytics capabilities, together with secure and reliable technologies, allow to create distinctive quality solutions and deliver against our strategy.

Data are key to offer an enhanced value proposition. BBVA is developing innovative data capabilities, through the creation of a global platform, training teams on data analytics and building robust governance processes to improve data quality. Data also help create business value, by contributing to reinforce other strategic priorities (for instance, financial health, development of personal finance management tools).

As to technology, BBVA will continue to work on the reliability and resilience of its platform, for it helps to be more effective and efficient and to offer enhanced quality and more functionalities to clients at a global level, as well as on its security and privacy model (cybersecurity, business processes, fraud, and data security).

Values

Business Lines

Below is an overview of each of our principal business lines and their evolution during 2020.

Retail Banking

BBVA Argentina offers financial services to individuals across all income segments. The main retail banking products include checking and savings accounts, time deposits, credit cards, personal and automobile loans, mortgages, insurance and investment products. The products and distribution channels are designed to attract customers across all segments.

The retail banking strategy is based on growing our customer base, expanding the product and service offering, particularly, for underdeveloped products and products where we see potential increase in market share, and leveraging our technological platform to enhance customers’ banking experience.

Loans

•	Personal Loans

BBVA Argentina offers personal loans in pesos at fixed interest rates. Until April 2020, UVA-adjusted loans were also part of the offering. The pricing policy is related to how the customer is related to its segment (Premium World, Premium and Classic), the origination channel (in-branch, digital), and whether it is a payroll account or not. Loan amounts differ only depending on whether the customer relies on self-service or not.

In 2020 the Bank designed several improvements to its lending activities, including salary advances, digital experience, pricing offers, pricing engine creation, regulatory compliance of facilities for individuals and entrepreneurs.

•	Secured Loans

Despite the challenging economic environment, BBVA Argentina attained a 48.70% share in secured loans for the purchase of brand-new cars and a 9.98% share in secured loans for the purchase of second-hand cars according to SIOMAA (“Sistema de Information Online del Mercado Automotor de Argentina”). In the motorcycle financing segment, BBVA Argentina financed approximately 2,600 units, accounting for almost 64% of total secured transactions of the Bank.

•	Impactful Loans

BBVA Argentina was the first private bank in offering a personal loan facility known as “eco-loans,” at preferential rates and payable in up to 60 months. These loans are designed to purchase environmentally-friendly sustainable assets, such as scooters or bicycles, electric cars, type “A” or higher energy-efficient electric appliances, and solar panels and hot water systems, among others, thus contributing to the SDG 13 “Climate Action.”

In partnership with VOLT Motors, BBVA Argentina also financed the purchase of fully-electric cars, suitable for roads, routes and highways, and marketed online. These innovative and sustainable cars entail lesser maintenance expenses than traditional cars. The models included in the financing program are the VOLT e1 and VOLT w1. Individuals nationwide can apply for a UVA-adjusted secured loan at a 0% rate, payable in up to 48 months. The cars can also be financed through a secured line at a preferential interest fixed rate, payable in up to 60 months, without origination or monthly administrative fees. VOLT Motors has recently secured the Model Configuration License (“Licencia de Configuración de Modelo” or LCM), which certifies compliance with international standards such as SAE and EU, and allows the company to deliver cars ready to travel on roads, routes and highways across the entire country. Models have a range of 300 km and reach a maximum speed of 105 km/h.

Insurance

Faced with the challenges posed by the Covid-19 pandemic, the insurance business responded with several improvements to streamline the insurance subscription process. These actions resulted in the prompt recovery of sales volumes, after the strong decline experienced during the first months of the lockdown.

Customers were able to agree to the insurance offer by e-mail. Excel quotes were also enabled to complete sales with greater flexibility.

As to customers’ benefits, during the year the insurance business offered a discount plan for new coverage—all products purchased on-line can access to this promotion since March 2020. In some cases, customers can get up to 50% discounts on the first 3 installments. As for car insurance, discounts ranging from 15 % to 30 % were offered on the first 6 installments, which also helped support activity levels.

Besides, installments due on the first month were deferred in April 2020. On the other hand, customers with comprehensive insurance policies received a 50% discount on April’s payment.

Within the insurance business, BBVA Argentina offers several lines including personal and work-related accidents; while also offering coverage for personal belongings, such as handbags, personal computers, technology and even golf equipment; homeowners’ insurance with several options, purchase protection and life insurance, among others.

The table below shows BBVA Argentina’s insurance sales by type for the year ended December 31, 2020.

Insurance Sales	2020 Number of Policies
Homeowners	28,561
Car	16,204
Life	14,094
Personal Accidents	23,784
ATMs	42,262
Unemployment	8,645
Handbag Protection	9,361
Purchase Protection	5,901
Hand-held Devices	24,327
Notebooks	165

Total	173,304

In 2020, BBVA Argentina introduced a bicycle insurance policy that can be purchased through an entirely online process.

Asset Management

According to the interim asset ranking compiled by the CAFCI, the Bank is ranked fifth in the total Mutual Fund market, with a 5.1% share.

In 2020, commissions amounted to Ps.640.21 million, an increase of 82.81% compared to commissions accrued during the previous year. Assets under management in time-deposits funds increased by Ps.56,746.49 in the year ended December 31, 2020 due to the increase in net equity of managed funds, mainly FBA Renta Pesos.

Asset Management	Amount accrued as of December 31, 2020 in million Pesos	Year-on-year changes
		In million Pesos	As a %
Total assets under management	99,976.80	55,883.17	+126.75%
Assets under management in time-deposits funds	95,903.56	56,746.49	+144.94%
Assets under management in market mutual funds	4,073.24	-863.32	-17.49%
Assets under management in market mutual funds– Fixed income funds	2,510.33	-833.75	-24.93%

In addition, as of December 31, 2020, the Bank had 18 mutual funds under management registered with the Argentine Securities Commission (CNV). The table below shows the Bank’s mutual funds under management as of December 31, 2020.

Fund	Status

FBA Renta Pesos, FBA Renta Fija Plus, FBA Calificado and FBA Acciones Argentinas	These funds are operating normally. Subscriptions and redemptions in Pesos are allowed.

FBA Bonos Argentina, FBA Ahorro Pesos and FBA Renta Mixta	In order to streamline and facilitate their operation, Class A units were unified. Requests for subscriptions to these mutual funds were reopened, after having been suspended since August 29, 2019.

FBA Horizonte, FBA Horizonte Plus, FBA Bonos Globales, FBA Retorno Total I and FBA Acciones Latinoamericanas	Only redemptions are admitted. Subscriptions were suspended in mid-April 2020 as a preventive measure to mitigate market fluctuations and protect investors’ interests in these funds.

FBA Gestión I, FBA Renta Pública I, FBA Renta Pública II and FBA Renta Fija Local	These mutual funds are not open for subscription or redemptions. The Bank is awaiting the right time to market them.

FBA Renta Fija Dólar and FBA Renta Fija Dólar Plus	These funds are at several stages of the liquidation process.

The liquidation of Fondos FBA Bonos Latam, FBA Retorno Total II and FBA Brasil I was completed, after completion of the asset realization process and full payment of each.

Payment Solutions

MODO is a banking wallet developed by Argentina’s major public and private banks. Through it, BBVA Argentina’s customers can make payments and transfer money easily and for free. No new application is required to use the wallet, since transactions can be completed from BBVA’s Go app, BBVA Mobile, and Online Banking.

MODO is a virtual payment solution that can be used to request or transfer money without a CBU (uniform banking key), alias, account number or CVU (uniform virtual key). The platform also allows to make payments from a mobile phone, without the need for using cards or cash, or charging a virtual wallet.

Debit and Credit Cards

BBVA Argentina offers VISA debit cards, VISA and Mastercard International/Gold/Platinum credit cards, and VISA Signature and Mastercard Black credit cards, as well as rechargeable and gift cards. In 2020, the Bank shifted to contactless technology, in addition to being the first bank in introducing sustainable cards—International and Gold cards made up of 85.5% recyclable materials.

Regarding benefits, BBVA Argentina has a program in place known as “BBVA Go.” In 2020, the Bank reinforced the schedule of benefits, discounts and accounts through the Go app. The main categories included clothing, restaurants, and home & deco. Toy stores with presence at supermarkets became one of the major value propositions in the financial market. Additional features were added, including Near-Field Communication (NFC) payments with all BBVA’s credit and debit cards (NFC allows to make card payments by putting the device close to the store terminal); MODO, to send and receive money and make payments using QR code; and SUBE (“Sistema Único de Boleto Electrónico”, in Spanish) its card top-ups.

BBVA Argentina launched Shop, its new online marketplace store offering thousands of products and attractive deals.

With Shop, the Bank sought to offer customers a new shopping experience from the BBVA Go app. All products, services and exclusive promotions for BBVA’s customers can be found in the app, differentiated by category and at preferential prices. Access is available to customers having a Visa or Mastercard credit card issued by the Bank. During 2020, the Bank endeavored to get the most convenient prices, unique opportunities, exclusive kick-offs, and more benefits.

In 2020 LATAM Argentina announced it would go out of business, forcing the Bank to adjust the product value proposition and reach a new agreement to design a customer loyalty strategy in 2021, combining the LATAM Pass benefits for Premium and Premium World customers. For the Classic segment, BBVA will launch a new points reward program focused on customers’ experiences.

•	Credit Card Spending

One of the Bank’s greatest achievements in 2020 was the development of a credit card spending indicator, compiling real-time information on credit card expenses incurred by BBVA Argentina’s customers. Amidst the prevailing uncertainty, the indicator proved a valuable tool to anticipate trend changes in the short term and to make business decisions. It was a cross-cutting project at the BBVA Group level, generating valuable reports with cross-country comparisons on consumption of several products and services. Weekly reports on the changes in the indicator were released since its introduction.

•	Merchant Acquisition

Merchant acquisition sales were deployed across the branch network, in addition to the in-house sales force and related sales agents. Amidst the Covid-19 pandemic, thanks to the sale of Lapos terminals and the Payment Button, Prisma merchant acquisition distribution was quite active, with more than 33,000 new merchants and a record operated volume of Ps.73,000 million in 2020.

Time Deposits

BBVA Argentina completed 97% of sales through digital channels. In 2020, the Bank managed to rapidly accommodate to regulatory changes, introducing system changes targeting digital sales. Work was done on communication and assistance to the network, with a focus on the customer experience.

Small and Medium-sized Companies (SMEs)

BBVA Argentina supports the development of multiple companies of varying size and from different sectors, offering services and products that help their businesses grow, and giving advice on the best financial options for each profile. The highlights of this business line during 2020 were as follows:

2020 Highlights

Customer Growth

During 2020, the number of new customers increased 30% compared to the previous year, as a result of the following actions:

•   Deployment of a new business service model.

•   Incentives for commercial associates.

•   Commercial campaigns with associated value offers such as fee waived accounts, mile awards, and preferential rates.

•   Alliances with several prestigious brands to attract customers and suppliers.

Self-service

Amidst the Covid-19 pandemic, enhanced self-service options were made available to secure financing, primarily in the form of check discounting and settlement of financial loans.

The use of digital inquiry channels experienced substantial growth. Accordingly, in 2020 84% of check discounting transactions were made through the App or online, while 57% of loans were settled entirely online.

Market Share	BBVA Argentina’s share of assets in the financial system grew more than 60 bps (basic points system). Commercial efforts proved successful in asset placements vis-a-vis the system, driven by checks and loans at 12 months.

SMEs and Businesses

BBVA Argentina believes the SMEs segment is a key element for economic growth in Argentina. Therefore, the Bank offers financial services primarily to local private sector companies, seeking to expand the number of customers it serves and to become a strategic ally to its SME customers, supporting them with tailored products and transactional solutions, as well as with differentiated customer service through its branch network.

The Bank’s main SME products include financing products, factoring, checking accounts, time deposits, transactional and payroll services, insurance and investment products. In 2020, the Bank made available credit assistance at special rates. Over 9,000 customers received short-term working capital loans.

Additionally, in 2020 the Bank developed communication campaigns in the media, social networks and Internet to advertise its value offering targeted at the segment of SMEs and entrepreneurs. The Bank supported the needs associated with the economic emergency triggered by the Covid-19 pandemic by providing working capital loans, and deferring payment terms with outstanding performance. In addition, the Bank kicked off a Ps.2,000 million credit line for the purchase of teleworking materials, and a Ps.15,000 credit line to help micro, small and medium companies cover payroll gaps amidst this challenging scenario. The Bank also refinanced credit card outstanding balances in up to 9 installments.

Hence, during 2020, the Bank strived to accommodate to the challenges arising from the Covid-19 pandemic to attract more customers:

•	It covered the SME segment across all branches, offering customized service.

•	It accelerated the individuals network training process by delivering online courses.

•	Premium and Premium World executives started to offer an integrated service to the business and to individuals.

Additionally, during 2020, in line with its commitment to sustainable development, the Bank designed a green loan facility for SMEs with a four year maturity at a preferential annual nominal rate of 35%. The proceeds of this facility will be used for social (social housing, sustainable employment generation, food security, social strengthening and progress, and financial inclusion projects) and environmental (renewable energies, energy efficiency, contamination prevention, management of natural resources, clean transportation, waste water management, and ecological buildings) activities.

Foreign Trade

BBVA Argentina supports customers wishing to make export or import transactions, regardless of their respective sectors. Transactions under this segment exceeded US$11,900 million in 2020.

In 2020, the Bank focused on digital channels due to the challenges arising from the Covid-19 pandemic. Accordingly, its web channel recorded an increase in transactions.

•	Average year-on-year use increased from 68% to 88% across all segments.

•	As for the individuals segment, the use of the web channel almost tripled, from 21% to 60% of active customers.

•	Through this channel, individual customers were able to process non-complex foreign trade transactions by themselves, abiding by the controls imposed by regulatory authorities.

Additionally, the Bank successfully implemented the Net Cash and Online Banking channels, with the following new features:

•	Currency follow-up module on Net Cash.

•	Service transfers and payment order collection through Online Banking.

•	Instruction guides and training for customers and associates.

•	Regulatory news.

Agricultural Business

BBVA Argentina supports the agricultural sector with exclusive lines and products tailored to the productive cycles of each activity being financed.

In Argentina, the agricultural sector contributes 60% of the country’s foreign currency inflows, generates a large number of direct and indirect jobs, and fosters the growth and maintenance of regional economies and the development of the country’s provinces.

During 2020, the Bank served more than 3,460 customers engaged in machinery and equipment manufacturing, production and sale of supplies, livestock, agriculture, services, and other regional crops.

The agricultural business segment develops products for the entire agricultural value chain, providing finance in different currencies and at varying terms for supplies, machinery and equipment, and livestock

Based on the type of investment, the Bank offers the BBVA Agro card with over 80 short-term financing agreements and working capital loans in pesos and U.S. dollars. BBVA Argentina also supported the purchase of machinery and equipment, livestock, land and investment projects by means of secured loans, reciprocal guarantee companies, mortgages or leasing agreements.

BBVA Argentina participated in Expoagro 2020, Latin America’s largest trade show of the agricultural sector, where the Bank adopted a new service approach focused on closing deals at the booth. The exhibition convened numerous suppliers, commercial agents and customers, doubling the investment made. The end of the trade show was affected by the outbreak of the Covid-19 pandemic. Therefore, in September 2020 the Bank participated in Expoagro Digital.

Transactional Products

This line of business includes collection and payment products. Collection products include:

•

Collections: Receipt of deposits on behalf of corporate customers across the Bank’s branch network, Smart Self-service Terminals, Enabled Webs and non-banking entities, making reconciliation easier by means of online information.

•	Direct Debit: A collection mechanism allowing corporate customers to arrange automatic debits from their accounts at BBVA Argentina or at other banks.

•	Banelco Deposit: A Banelco card exclusively enabled to receive deposits in corporate accounts in an agile and easy manner, with increased geographic coverage.

•	PMC: A collection service available through the Banelco ATM network and/or Internet (pagomiscuentas.com.ar).

•

DEBIN: A new payment method that uses an instant transfer mechanism to and from accounts, upon the seller’s previous request and with the buyer’s authorization. It is available for debits in pesos and U.S. dollars.

As to collections, in 2020, the Bank completed 2.07 million transactions.

Payment products include:

•

Payments to Suppliers: Payments from a business to its suppliers. To enable this service, the business delivers payment instructions to the Bank by Net Cash, through which the business also receives daily payment status updates and is able to monitor them.

•	Tax Payments (AFIP): A web-based payment tool through which customers can pay taxes, customs duties and social security contributions on line, pursuant to applicable laws and regulations.

•

Transfers: A transaction whereby an individual or legal entity orders the Bank to debit funds from an account and to credit them to another account at BBVA Argentina or at other entity, through Electronic Banking (NetCash or InterBanking).

In payments to suppliers, the Bank completed 1.86 million transactions in 2020. Sixty three (63%) of these transactions were digital.

In 2020, the Bank adjusted its payment and collection services to the challenges arising from the COVID-19 pandemic. It introduced eCheq, a payment method to supplement customers’ paper check payments to suppliers (who may be or may not be customers of the Bank). The payee receives a payment online, without the need to attend the Bank’s premises. The payments to suppliers agreements that did not have this feature were modified to enable payments by transfer.

For collection agreements using cashiers, both for cash and checks (dated and postdated checks), the Bank enabled all ATMs and self-service terminals for customers that did not have them available in their contracted products.

Corporate & Investment Banking (CIB)

Through our corporate and investment banking business we offer banking services to approximately 820 multinational companies and local private-sector and state-owned enterprises.

In our corporate business line, we leverage the BBVA Group’s global presence and interconnected structure covering the corporate business line across the globe. Our corporate and investment banking products include checking, savings, time deposits and bilateral loan products that allow for structured finance for our global clients. In addition, as part of our investment banking services, we offer advisory services on mergers and acquisitions and initial public offering and corporate and project financing. In Argentina we cover local clients, including large and medium-sized companies, and large international clients. Our clients also include institutional and governmental clients including pension funds, insurance companies and banks.

Through our treasury unit we also offer trading services, and we are also engaged in capital markets, money markets and foreign exchange markets, brokerage services in connection with fixed-income securities, derivatives, leasing and trust services.

The Bank continued to enjoy a leading position in the Argentine wholesale segment with notable performance both in the credit business and transaction-based banking services. In 2020, CIB was focused on the achievement of strategic goals, including, among others, leadership in both Corporate Banking and Investment Banking, optimization of capital allocation and increasing cross-selling margins. The Bank is working to attain these goals through increased business consolidation, process efficiencies and the establishment of long-term relationships with customers.

The following describes the four main business areas within CIB.

Global Finance

This area provides credit solutions across the entire value chain, including advice, structuring and financing, with a wide range of products. This area is divided into Project Finance and Global Lending.

Global Transaction Banking

This area provides front-office services to companies to allow them to manage working capital by means of financing instruments denominated both in pesos and US dollars. It also provides products for cash management and transaction products through multiple channels: transaction platform, electronic banking (BBVA Net Cash), personal attention, direct channels, swift and mobile banking. global transaction banking is divided into working capital, cash management, client resources, and trade finance and correspondent banks. Global Transaction Banking has been focused on becoming a well-established leader in financing to clients both in pesos and dollars.

Global Markets

This area is responsible for providing services related to origination, structuring, distribution and risk management of market products. Global Markets is divided into Foreign Exchange, Fixed Income and Credit (Debt Capital Markets).

Corporate Finance

Corporate Finance is in charge of meeting our clients’ needs related to the security markets, with focus on developing customized solutions for companies to enhance their value. Services include initial public offerings (IPOs), capital increases with or without rights, accelerated placements, convertible notes, flexible dividends, treasury shares and public offerings for withdrawal of outstanding shares from public offering (PTOs).

Corporate Finance also provides advice on acquisitions, divestments and mergers, both for registered and privately owned companies, to help them attain their strategic goals. In addition, it works on matching private equity (financial or strategic partners), valuation reports and fairness opinions, advice on acquisitions and privatizations.

The following table sets forth the relative proportions of loans and advances (net of allowance for loan losses) and deposits attributable to our principal business lines during the last three years.

	Financial assets at amortized cost - Loans and advances
	December 31, 2020		December 31, 2019		December 31, 2018
	(in thousands of pesos, except percentages)
CIB	33,152,112	11.86%	52,578,472	19.79%	109,314,438	28.75%
Small and medium-sized companies	88,081,690	31.50%	64,031,846	24.10%	109,834,616	28.88%
Retail banking	158,351,709	56.64%	149,040,274	56.11%	161,140,872	42.37%

Total	279,585,511	100.00%	265,650,592	100.00%	380,289,926	100.00%

	Financial liabilities at amortized cost - Deposits
	December 31, 2020		December 31, 2019		December 31, 2018
	(in thousands of pesos, except percentages)
CIB	91,105,915	19.05%	33,391,167	8.34%	62,133,326	11.44%
Small and medium-sized companies	101,543,218	21.23%	92,791,600	23.18%	103,122,598	18.97%
Retail banking	285,574,131	59.72%	274,054,030	68.48%	378,229,487	69.59%

Total	478,223,264	100.00%	400,236,797	100.00%	543,485,411	100.00%

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

Our operational platform efficiently combines our modern business-oriented IT systems with our multichannel distribution strategy, resulting in innovative ways to serve our clients. We have well-developed CRM tools that allow us to monitor our clients’ behavior and provide them with targeted product offerings through diverse channels. As a result, we are able to effectively leverage alternative distribution channels, such as ATMs, internet and mobile banking and our contact centers, which are complementary to our traditional proprietary branch network, which enables us to provide better service to our clients and to increase our sales ratios.

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

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA)

As of December 31, 2020, BBVA owned 66.55% of our capital stock.

BBVA is a global financial group, organized in six operating segments: (i) Spain; (ii) the United States; (iii) Mexico, (iv) Turkey; (v) South America; and (vi) Rest of Eurasia. In addition to the operating segments referred to above, the BBVA Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the BBVA Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the BBVA Group’s overall capital position; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles. Some of the benefits we receive from the BBVA Group are:

•	sharing of technology;

•	development of new banking products that have been customized for the Argentine market;

•	leveraging BBVA’s global client relationships to serve those clients operating in Argentina; and

•	BBVA’s participation in BBVA Argentina as a shareholder is both long term and strategic.

Subsidiaries and investees of BBVA Argentina

The following chart reflects our subsidiaries as of December 31, 2020:

(1)	Undergoing liquidation proceedings.

The following information is related to our subsidiaries, joint ventures and associates as of December 31, 2020:

•	Subsidiaries

Subsidiary	Country of Incorporation/ Residence	BBVA Argentina Ownership and Voting Power (in percentages)	Principal Activity	Stockholders’ Equity (in millions of Ps.) (1) (2)
PSA Finance Argentina Cía. Fiananciera S.A.	Argentina	50.00%	Financial institution	1,570.4
BBVA Asset Management Argentina S.A.	Argentina	100.00%	Investment fund manager	1,440.2
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Argentina	53.89%	Pension fund manager	50.5
Volkswagen Financial Services S.A.	Argentina	51.00%	Financial institution	2,762.9

(1)	Total shareholders’ equity as of December 31, 2020.
(2)	Statutory shareholders’ equity, adjusted for purposes of consolidation so as to apply an accounting criterion uniform with that of BBVA Argentina, if applicable.

Below is a description of our subsidiaries:

•	PSA Finance Argentina Compañía Financiera S.A.

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

The car industry ended the year 2020 with 324,000 car registrations in Argentina, which accounts for a 26.5% decline year-on-year.

The year 2020 was a complex and unusual one. The uncertainty and volatility prevailing in Argentina affected an already competitive market, with a broad range of financing alternatives.

During the first months of the year, PSA Finance’s lending level experienced a strong decline compared to 2019, primarily due to the prevailing conditions in Argentina and the car market downturn. However, demand for financing rose substantially during the second half of the year, partially offsetting the initial low origination. The year 2020 was marked by intense activity for the Peugeot, Citroën and DS brands, in terms of retail finance launches, advertising actions and rebates, seeking to attract customers and complete more sales.

PSA Finance attained a 23.9% share in Peugeot, Citroën and DS car registrations (measured in terms of financing of brand-new cars), which accounts for a 6 percentage point increase relative to 2019.

During 2020, PSA Finance financed a total of 8,624 transactions, including personal and secured loans for new and second-hand vehicles and vehicle leases, which is equivalent to Ps.4,548 million. As concerns wholesale activity, PSA Finance financed a total of 14,833 units to the network of dealers, equal to Ps.22,802 million.

As of December 31, 2020, the retail customer portfolio was comprised of 19,098 customers and valued at Ps.5,020 million, while the wholesale portfolio was valued at Ps.2,419 million and consisted of 1,289 financed units.

As to the product offering, in 2020 PSA Finance continued working jointly with the brands Peugeot, Citroën and DS in the development of exclusive and distinct financial products, targeted at certain vehicles.

PSA Finance also maintained an active and competitive product offering, with ongoing commercial efforts from dealer network.

In 2020, the car industry recorded poor activity levels; however, PSA Finance managed to maintain the same volumes of retail contracts as in 2019, as well as to reinforce financing across the dealer network. PSA Finance’s net income reflects a 103% increase compared with 2019, as a result of the following factors:

•	A lower level of service expenses due to the renegotiation of insurance policies and lower acquisition expenses.

•

The efforts to contain administrative expenses in the face of growing inflation played a key role in maintaining the quality of PSA Finance’s results of operations, amidst declining activity in the car market and the economic downturn associated with the Covid-19 pandemic.

•

An increase in the income tax expense due to the different impact of the application of the inflation adjustment for tax purposes on deferred tax in 2019 relative to 2020, and the accounting inflation adjustment of such tax.

As a result of all the aforementioned factors, net income from financial intermediation activities amounted to Ps.649 million. Considering other profits and losses, as well as the inflation adjustment, the company’s income before income tax amounted to Ps.112 million, while net income for the year, after income tax, amounted to Ps.5.9 million.

During 2021, PSA Finance will continue pursuing its sales strategy, encompassing financing promotional actions jointly with Peugeot, Citroën and DS, which have proven successful for several years. Under this business model, PSA Finance is able to concentrate more than 90% of all financing arrangements granted to networks of dealers for the purchase of new and second-hand vehicles. PSA Finance expects to continue working under this model, and to continue supporting these joint actions by launching new products, such as personal loans.

PSA Finance expects to continue supporting ongoing digitization, which is key to the mission of efficiently reaching a customer profile which changes its purchasing behaviors on a daily basis, choosing new technologies to stay abreast of the news and compare products. In this regard, PSA Finance expects to continue developing tools to allow customers to secure their first loan by means of several digital platforms, which started to be successfully implemented in 2019 and which continued to evolve in 2020. PSA Finance believes this approach will provide the company with a strong competitive position. Therefore, digital growth will remain one of its main goals in 2021.

•	BBVA Asset Management Argentina S.A.

During 2020, the mutual fund sector in Argentina continued to grow. According to preliminary data gathered by the Argentine Chamber of Mutual Funds (CAFCI, for its Spanish acronym), at December 31, 2020, assets under management industry-wide were 127.0% higher than at December 31, 2019.

Growth was led by the time deposits, market mutual and fixed income fund segments, which, at year-end, recorded increases in assets of 156.6%, 106.8% and 128.3%, respectively.

As of December 31, 2020, assets under management by BBVA Asset Management Argentina S.A. (“BBVA AMA”) amounted to Ps.99,976.8 million, equivalent to an increase of 126.8% or Ps.55,887.29 million, year-on-year. As of December 31, 2020, the breakdown of assets under management was as follows:

Name of investment fund	Millons of pesos
FBA Renta Pesos	95,872.0
FBA Horizonte	637.7
FBA Renta Fija Dólar Plus	138.9
FBA Acciones Latinoamericanas	444.7
FBA Calificado	560.8
FBA Renta Fija Dólar	0.0
FBA Ahorro Pesos	807.6
FBA Acciones Argentinas	470.4
FBA Bonos Latam	0.0
FBA Bonos Argentina	259.3
FBA Bonos Globales	201.3
FBA Retorno Total II	0.0
FBA Brasil I	0.0
FBA Horizonte Plus	31.2
FBA Renta Fija Plus	435.3
FBA Retorno Total I	27.7
FBA Gestión I	27.4
FBA Renta Mixta	59.3
FBA Renta Publica I	1.6
FBA Renta Fija Local	1.6
FBA Renta Publica II	0.0

Total	99,976.8

According to the interim asset ranking compiled by the CAFCI, BBVA AMA’s share in the overall Mutual Funds market was 5.2%, occupying the 5th position.

Within the category of time-deposit mutual funds, at December 31, 2020, BBVA AMA recorded assets under management in the amount of Ps.95,899.5 million, equal to an increase of 144.9%, or Ps.56,746.5 million, year-on-year.

On the other hand, during 2020, market mutual funds declined by 17.4%, or Ps.859.2 million. Total assets under management amounted to Ps.4,077.4 million at year-end. Within this category, fixed income funds experienced a substantial decline in assets of Ps.829.6 million (24.8%) during the period, to stand at Ps.2,514.4 million.

During 2020, BBVA AMA generated commissions in the amount of Ps.640.2 million, an increase of 82.8% compared to commissions accrued during the previous year, primarily due to the increase in net equity of managed funds, mainly FBA Renta Pesos.

As at December 31, 2020, BBVA AMA had 18 mutual funds under management registered with the Argentine Securities Commission (CNV).

To date, the status of the funds under BBVA AMA’s management is as follows:

•

FBA Bonos Argentina, FBA Ahorro Pesos, FBA Renta Mixta, FBA Renta Pesos, Renta Fija Plus, FBA Calificado and FBA Acciones Argentinas: These funds are operating normally. Subscriptions and redemptions in Pesos are allowed. It should be noted that in order to streamline the operation of the first three funds, Class A units were unified after the award of other new units during the previous year. Requests for subscriptions to these mutual funds were reopened on January 28, 2020, after having been previously suspended by BBVA AMA since August 29, 2019, pursuant to Decree No. 596/2019 and General Resolution 806 (RESGC-2019-806-APN-DIR#CNV).

•

FBA Horizonte, FBA Horizonte Plus, FBA Bonos Globales, FBA Retorno Total I and FBA Acciones Latinoamericanas only admit redemptions. Subscriptions were suspended in mid-April 2020 as a preventive measure to mitigate market fluctuations and protect investors’ interests in these funds.

•

FBA Gestión I, FBA Renta Pública I, FBA Renta Pública II and FBA Renta Fija Local: These mutual funds are not open for subscription or redemption, and BBVA AMA is awaiting the right time to market them.

•	FBA Renta Fija Dólar Plus: This fund is undergoing liquidation. Full payment was made on January 20, 2021, after completion of the asset realization process.

•	The liquidation of FBA Bonos Latam, FBA Renta Fija Dólar, FBA Retorno Total II and FBA Brasil I was completed during 2020, after completion of the asset realization process and full payment of each.

Like in previous years and looking forward, BBVA AMA will pay special attention to the changes in international economic and financial conditions, as well as to the development of the currency market, the performance of crude oil and other commodities prices, the course of the pandemic, and the coping measures adopted by governments, as well as to the changes in economic trends and their impact on productive sectors.

As concerns the local context, BBVA AMA expects to carefully monitor activity levels, inflation and the exchange rate, as well as public indebtedness and expenditures. The public policy concerning the sovereign debt and the debt renegotiation arrangement with the International Monetary Fund (IMF) will also be crucial aspects for close monitoring.

Looking to 2021, Mutual Funds are expected to constitute an efficient alternative for investors at the local level. In this regard, BBVA AMA expects to continue reshaping and developing products tailored to customers’ demands, striving to provide an offering that is suitable to the prevailing market conditions and to the improvements in investors’ risk management.

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

Based on the foregoing and taking into consideration that it was impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, the shareholders, gathered at a Unanimous General and Extraordinary Shareholders’ Meeting held on December 28, 2009, resolved to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009, as they considered that decision was in the best interest of the company’s creditors and shareholders. Furthermore, in compliance with the terms of the Argentine Companies Law, the Shareholders’ Meeting appointed Mr. Gabriel Orden and Mr. Rubén Lamandia, both of them certified public accountants, as liquidators of Consolidar A.F.J.P. S.A. Since December 31, 2009, they have assumed the role of the company’s legal representatives. To date, they are taking all necessary actions leading to the liquidation of Consolidar A.F.J.P. S.A.

In this regard, on January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. and the list of designated liquidators were registered with the Argentine Superintendence of Corporations (IGJ).

In addition, on October 19, 2009, the General Extraordinary Shareholders’ Meeting of Consolidar A.F.J.P S.A. approved a voluntary reduction of the company’s capital stock by Ps.75 million. The IGJ approved such capital reduction on January 11, 2010 so that on January 19, 2010, capital contributions were transferred to the shareholders, pursuant to the aforementioned reduction.

BBVA Argentina, as shareholder, asked Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) to give notice to the Argentine Ministry of Economy and Public Finance and to the Argentine Social Security Office (ANSES), of its intention to engage in discussions, under the terms of Law No. 26,425, to find one or more remedies to redress the consequences from the events occurred after the enactment of such Law. Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) gave such notice on June 11, 2010.

On December 7, 2010, Consolidar A.F.J.P. S.A. filed a complaint for damages against the National Government and the Ministry of Labor, Employment and Social Security, which was heard by Federal Court of Original Jurisdiction in Administrative Matters No. 4, Division No. 7, under File No. 40,437/2010. Such complaint was ratified by BBVA Argentina in its capacity as majority shareholder of the company. On July 15, 2011, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) and BBVA Argentina made a filing with such court to expand the scope of the complaint for the assessment of damages. On March 9, 2012, the Court ordered that notice of the complaint be served upon National Government.

On May 13, 2013, the intervening Court resolved to initiate the trial period, upon which the company started to produce the pertinent testimonial, documentary, and expert evidence. On May 28, 2013, the company filed its witnesses’ question sheets and testimony.

As of December 31, 2020, the case was awaiting judgment, and the intervening Court had asked to have the evidence recertified.

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

The car market ended 2020 with a 26% decline compared to 2019 due to the pandemic-related restrictions, while experiencing growth in terms of percentage of total financed units, with a 20.4% share of the car market.

For the 17th consecutive year, the VW Group again positioned itself as the market leader (in terms of units sold), experiencing a lower decline than the market as a whole (-17% compared with the previous year). The percentage of financed units sold in 2019 was 17.4% compared to 18.6% in 2020.

In the retail business, VWFS increased its share in the sale of VW Group’s financed units by 5 percentage points, to 77% (including trucks), while also increasing its share in VW Group’s total sales by 2.1 percentage points, to 15.1%, primarily due to the strong cooperation between the brand and the Group’s dealers, offering campaigns at subsidized rates with attractive conditions to customers, despite the high levels of benchmark rates in the financial market.

The wholesale business ended 2020 with a healthy portfolio, due to the ongoing monitoring of the Group’s dealer portfolio and the joint efforts with the brand.

During 2020, advertising efforts were primarily focused on the leasing product, the corporate sales channel, and the financing of second-hand car sales. On the other hand, VWFS did not offer the UVA-linked product due to the freeze on loan installments mandated by the Central Bank.

As part of its ongoing improvement approach, VWFS enhanced the service quality to dealers through communication, training and good response levels by VWFS, as reflected in the positive outcomes of the relevant satisfaction survey. In-house, the company conducted several training programs for employees in order to attain efficiency gains and improve service levels to retail customers.

VWFS believes it is adequately capitalized for the development of its business. Moreover, during the year, VWFS increased its sources of funding from other commercial banks, with total credit facilities amounting to Ps.12,550 million.

During 2020, VWFS successfully completed two issues and placements of corporate bonds. The first one was completed in February for an aggregate principal amount of Ps.750 million, with a nine-month maturity and at a variable interest rate (Badlar). The second issue was completed in September in two series, one of them for an aggregate amount of Ps.650 million with a one-year maturity and at fixed interest rate, and the other one for a UVA-equivalent aggregate principal amount of Ps.300 million, with a 30 month maturity and at a fixed interest rate, to match the UVA-indexed secured loan portfolio.

During 2020, the Volkswagen Group had a 17.28% share in the car market, again ranking first in terms of sales volume, which rose from 15.6% in 2019 according to SIOMAA. Amidst a very competitive environment, VWFS had a 77% share in the Volkswagen Group’s financed sales (an increase of 5 p.p. compared to 2019), as a result of a new commercial policy and actions that fostered loyalty among the official network of dealers.

In 2020, VWFS achieved 15.1% penetration (including trucks), an increase of almost three percentage points compared to the previous year according to VWFS’s internal database and deliveries from Volkswagen Argentina.

During 2020, VWFS’ main goal was offering competitive financing products and services to customers, underpinned by a commercial policy aimed at fostering loyalty among dealers. In 2020, VWFS granted 9,280 secured loans, representing a 2% decline year-on-year.

Profit after income tax for the year ended December 31, 2020 amounted to Ps.55.7 million, or a 24.21% decrease compared to the previous year. The decline was primarily attributable to an extension of maturities of the wholesale loan portfolio during the lockdown to allow dealers to maintain a healthy financial position, the setting up of a provision for the UVA-indexed loan portfolio in the retail business as a conservative approach for customers with instalment deferrals, and the recognition of a loss resulting from the freeze imposed by the Central Bank on the installments due under UVA-indexed loans.

During 2021, the car market is expected to reach 300,000 new registrations in Argentina, a decline of approximately 11% registrations compared to 2020. Rates are expected to increase in 2021, due to an expected increase in inflation and the mismatch between official and unofficial exchange rates.

VWFS’ goal for 2021 is defending its share in sales of financed units, with origination of retail loans expected to decrease compared to 2020, in line with the outlook for the overall car market in Argentina, while the wholesale portfolio is expected to be maintained at current levels. With a view to ensure sustainable development in the long term, VWFS plans to carry out strategic projects in 2021 aimed at providing better service quality for customers and enhanced processes with dealers.

In order to fund its secured loan portfolio, VWFS plans to continue diversifying its sources of funding with its main business partner, other commercial banks and the issuance of corporate notes.

•	Joint venture

Joint Venture	Country of Incorporation/ Residence	BBVA Argentina Ownership and Voting Power (in percentages)	Principal Activity	Stockholders’ Equity (in millions of Ps.) (1)
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	1,892.9

(1)	Total shareholders’ equity as of December 31, 2020.

Below is a description of our joint venture:

•	Rombo Compañía Financiera S.A.

Rombo Compañía Financiera S.A (“RCF”) is the main finance company of Renault’s network of dealers, both for new and second-hand vehicles. During 2020, Renault had a 13.2% share in the car market, down from 14.4% in 2019, ranking third in terms of sales volume. In 2020, Nissan had a 3.9% market share compared to 3.8% in 2019. Amidst strong competition, RCF managed to improve its market share and positioning, thanks to the substantial contribution of secured loans from its finance company.

In 2020, RCF’s contribution to Renault’s and Nissan’s sales increased to 29.0% from 21.8% in 2019 for Renault, and from 25.3% to 17.9% in the case of Nissan. Despite the prevailing economic conditions taking their toll on the industry as a whole, RCF experienced strong commercial performance, primarily focused on maintaining the network’s loyalty.

RCF remains the industry leader in the ranking of loans and loyalty among brand captive companies, closing the year with an average of 96.8% (credits granted by RCF over total credits for the sale of Renault vehicles) (Source: AFIMA). Renault Argentina and Nissan strongly supported RCF’s lending activities, providing important commercial tools (subsidized rates) both for new and second-hand vehicles.

With this support, RCF financed 15,586 Renault and Nissan new vehicles in 2020 (compared with 16,823 in 2019) and 2,847 second-hand vehicles (compared with 2,702 in 2019). Accordingly, the total financing portfolio at December 31, 2020 amounted to Ps.8,064 million, i.e., a 12.5% or Ps.9,072 million decline compared to December 31, 2019.

Risk and portfolio quality indicators remained stable in 2020 compared to 2019. As a result of the Covid-19 pandemic, the Central Bank enacted several regulations setting forth that payment of unpaid loan installments were to be deferred until the maturity of the loan which helped to improve these ratios. The non-performing loan ratio increased from 1.9% in December 2019 to 1.92% at the end of 2020, due to a deterioration in economic conditions, the above-mentioned regulations enacted by the Central Bank and a decline in the non-performing loan portfolio.

In terms of financing, during 2020, RCF issued two series of corporate notes for an aggregate principal amount of Ps.1,593.3 million, with the total balance of corporate notes at December 31, 2020 amounting to Ps.1,815.0 million. The amount of the current program is Ps.6,000 million, and has been rated “raAA” by Fix SCR S.A. Agente Calificadora de Riesgo.

For the year ended December 31, 2020, profit for the year was Ps.345.6 million compared to a Ps.395.6 million in the year ended December 31, 2019.

•	Associates

Associate	Country of Incorporation/ Residence	BBVA Argentina Ownership and Voting Power (in percentages)	Principal Activity	Stockholders’ Equity (in millions of Ps.) (1) (2)
BBVA Consolidar Seguros S.A.	Argentina	12.22%	Insurance	3,644.7
Interbanking S.A.	Argentina	11.11%	Information services for financial markets	2,221.3
Play Digital S.A.	Argentina	13.00%	Development, offer and implementation of a digital payment solution	572.2

(1)	Total shareholders’ equity as of December 31, 2020.
(2)	Statutory shareholders’ equity, adjusted for purposes of consolidation so as to apply an accounting criterion uniform with that of BBVA Argentina, if applicable.

Below is a description of our associates:

•	BBVA Consolidar Seguros S.A.

BBVA Consolidar Seguros S.A. (“BBVA Seguros”) operates in the following lines of business: Fire, Comprehensive and Combined Household Insurance, Theft, Personal Accidents, Group Life Insurance, Credit Life Insurance, Funeral and Other Coverage.

All figures related to BBVA Seguros included herein are constant currency figures in compliance with the Resolutions from the Argentine Bureau of Insurance (SSN) issued on June 5, 2020 and July 1, 2020, as further described below.

During 2020, written premiums amounted to Ps.6,003 million, accounting for a 0.78% increase compared with the previous year, remaining stable.

The business strategy combines a broad product offering with multiple distribution and service channels, all based on the segmentation of customers’ and prospects’ needs. Paid losses amounted to Ps.1,218.3 million, or 20.29% of written premiums.

Net income for the year was Ps.923 million, while shareholders’ equity amounted to Ps.3,645 million. The minimum capital surplus was Ps.2,480 million.

On June 5, 2020, the Argentine Bureau of Insurance (SSN) issued Resolution SSN No. 147/2020 RESOL-2020-147-APN-SSN#MEC regarding the presentation of financial statements adjusted by inflation, providing, among other things:

•	That technical reserves and outstanding losses calculated on the basis of accounting records should be stated in constant currency.

•

That, temporarily until June 30, 2021, the minimum capital requirement based on premiums, surcharges and losses should be calculated on the basis of historical costs, increasing the limits applicable to certain assets for purposes of calculating underwriting ratios.

•	An increase in the percentage of financial income that can be allocated to calculate the technical reserve for insufficient premiums (known in Spanish as RTIP).

•	Changes in the liabilities indexation rate, giving more relevance to the CPI.

On July 1, 2020, the SSN issued Resolution IF-2020-42010661-APNGE#SSN, as supplemented by Resolution IF-2020-51295872-APN-GE#SSN dated August 5, 2020, providing certain clarifications and accounting criteria to be complied with when presenting financial statements adjusted by inflation, including the following:

•

the order of implementation of the inflation adjustment rules (Resolution 147 SSN, IF-2019-64632649-APN-SSN#MHA dated July 17, 2019; Resolution 118 SSN dated February 2, 2019; IF-2019-17698428-APN-SSN#MHA dated March 22, 2019; Technical Pronouncement No. 6; the Argentine Federation of Professional Councils in Economic Sciences’ (FACPCE) guidance; while ratifying the enforceability of Resolution No. 28,873 dated August 6, 2002 for issues that are not addressed by the above-described rules).

•

a change to the transition date from July 1, 2018 to July 1, 2019. Accordingly, the statement of profit or loss and the statement of changes in equity for the previous year’s will not be restated in the measuring unit effective at the reporting period end, and comparative information shall only be presented in the statement of financial position and its exhibits.

•	changes in the statement of changes in equity shall be reflected at historical cost, with any adjustments being reported in a separate line.

•

it provides that up to and including June 30, 2021, entities may choose to report their financial income in nominal or real terms (indicating such option in the notes to the financial statements). For periods/years beginning on July 1, 2021, financial income shall be reported in real terms, with no exception.

•	it allows the omission of the disaggregation of implicit financial components of transactions provided that such omission does not have a material impact on the information reported.

For 2021, BBVA Seguros plans to continue growing its value proposition with new insurance products that meet the actual needs of its customers, while making additional channels available to facilitate the simulation, hiring and management process. BBVA Seguros’ goal is achieving growth that, in the medium and long-term, is expected to result in an increase in business volumes, while delivering a distinct and outstanding customer service by trained employees, aligned with BBVA Seguros’ goals.

On January 5, 2021, the IGJ approved the change of name of BBVA Consolidar Seguros S.A. to BBVA Seguros Argentina S.A.

•	Interbanking S.A.

As a member and shareholder of Interbanking S.A. (“Interbanking”), together with seven other leading Argentine banks, the Bank offers an electronic communications system which enables its customers to optimize their banking transactions. The Bank’s corporate customers can connect to the service from their personal computers at any time and review their accounts at any member bank, send messages, transfer funds, make electronic wage payments, supplier payments and tax payments, and display market data. Through Interbanking, the Bank offers distinct electronic products for each segment of its corporate clientele and processes online transfers, allowing debit and credit transactions to be settled automatically and to be reflected in the relevant accounts in real time. As a result of the Bank’s shareholding in Interbanking, on June 30, 2020, the Bank received Ps.142.3 million in dividends.

•	Play Digital S.A.

Play Digital S.A. (“Play Digital”), a company in which BBVA Argentina owned a 13.001% interest at December 31, 2020, was incorporated in 2020 to be primarily engaged in the following businesses, on its own account and/or on account and behalf of, or in association with, third parties, within or outside Argentina:

•	Providing electronic payment services;

•

Administering and operating transfers by means of mobile communication devices and/or any other electronic support, as well as electronic payment services and/or collections on account and behalf of third parties, accepting and executing agency agreements to make and receive collections and/or payments on account and behalf of third parties, in all cases through electronic transfer systems;

•	Operating Internet-based electronic money transfer systems and/or any other digital or online means of payment; and

•	Provide technology or IT support services related to financial activities.

The activities governed by the Financial Institutions Law No. 21,526, with its amendments and implementing regulations, are excluded from Play Digital’s purpose.

Play Digital, which is owned by most banks comprising the Argentine financial system, is currently developing and marketing MODO, a payment solution directly linked to the banking system. MODO intends to become a strong player in the digital payment segment by allowing to make money transfers from users’ existing accounts, using their mobile phone numbers as ID, without the need for a CBU (uniform banking key), and acting as a payment aggregator. Users will be able transfer and receive money from all their bank accounts and means of payment (debit and credit cards, etc.).

MODO also seeks to facilitate money transfers between its users, who will be able to transfer money from their several bank accounts to third parties, choosing the intended recipient directly from the contact lists of their phone numbers. After each transfer, a Whatsapp notification will be sent to the recipient.

Play Digital also plans to enable payments at brick-and-mortar stores using QR codes scanned from mobile devices.

The board of directors of Play Digital is comprised of 10 directors, five of whom have been designated by shareholders who are private entities and five of whom have been designated by shareholders who are public entities. The four largest private shareholders have the right to appoint one director, while the fifth director to be appointed by private shareholders is appointed by a majority of all other private shareholders.

Since BBVA Argentina is the third largest private shareholder of Play Digital, it has designated a director at Play Digital’s board.

Equity Investments

The following are all positions that we hold in non-financial institutions where we own more than 2% of the invested companies’ equity as of December 31, 2020.

Investment	Country	% of Shares Owned (in percentages)	Principal Activity	Total Stockholders’ Equity (in millions of pesos) (1)
Coelsa S.A.	Argentina	8.70%	Clearing house	0.7
Argencontrol S.A.	Argentina	7.77%	Agent mandatory	0.7
Sedesa S.A.	Argentina	10.04%	Deposit guarantee fund	1.1
Prisma Medios de Pagos S.A.	Argentina	5.45%	Credit card issuer	1,819.5

(1)	Total shareholders’ equity as of December 31, 2020.

D.	Property, plant and equipment

BBVA Argentina is domiciled in Argentina and has its principal executive offices at Av. Córdoba 111, C1054AAA Buenos Aires, Argentina. The principal executive offices, which we own, are approximately 28,002 square meters in area.

At December 31, 2020, our branch network consisted of 247 retail branches, of which 113 were located in properties that we own and 134 were located in properties leased to us. The branches are located throughout all of the 23 Argentine provinces as well as the City of Buenos Aires.

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

Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The average balances of interest-earning assets and interest-bearing liabilities, including the related interest earned or paid, were calculated on a daily basis for the years ended December 31, 2020, 2019 and 2018. Average balances have been separated between those denominated in pesos and in foreign currencies.

This selected statistical information has been prepared taking into account the effect of hyperinflation adjustments, which requires that in the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, the assets, liabilities, income and expenses of such entity be stated in terms of the measuring unit current at the end of the reporting period (December 31, 2020).

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

The following tables show average balances, interest amounts and average real rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2020, 2019 and 2018.

	Fiscal Year ended December 31,
	2020			2019			2018
	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	92,373,875	40,856,334	44.23%	96,220,383	49,647,207	51.60%	53,898,545	20,526,103	38.08%
Foreign currencies	3,540,531	300,758	8.49%	12,140,345	697,941	5.75%	14,821,353	740,821	5.00%

Total	95,914,406	41,157,092	42.91%	108,360,728	50,345,148	46.46%	68,719,898	21,266,924	30.95%

Loans and advances (4)
To customers/financial institutions
Pesos	202,325,916	74,928,341	37.03%	226,158,605	98,459,924	43.54%	283,344,413	90,828,930	32.06%
Foreign currencies	34,295,327	2,378,637	6.94%	109,267,829	6,216,388	5.69%	116,590,954	5,057,117	4.34%

Total	236,621,243	77,306,978	32.67%	335,426,434	104,676,312	31.21%	399,935,367	95,886,047	23.98%

To central bank
Pesos	159	—	0.00%	245	—	0.00%	381	—	0.00%
Foreign currencies	33	—	0.00%	158	—	0.00%	1,227	—	0.00%

Total	192	—	0.00%	403	—	0.00%	1,608	—	0.00%

Other assets
Pesos	16,996,781	56,001	0.33%	3,674,733	214,381	5.83%	5,356,673	238,746	4.46%
Foreign currencies	3,577,135	2,688	0.08%	11,437,151	1,132,080	9.90%	16,070,907	877,750	5.46%

Total	20,573,916	58,689	0.29%	15,111,884	1,346,460	8.91%	21,427,580	1,116,496	5.21%

Total interest-earning assets
Pesos	311,696,731	115,840,676	37.16%	326,053,966	148,321,512	45.49%	342,600,012	111,593,779	32.57%
Foreign currencies	41,413,026	2,682,083	6.48%	132,845,483	8,046,409	6.06%	147,484,441	6,675,688	4.53%

Total	353,109,757	118,522,759	33.57%	458,899,449	156,367,921	34.07%	490,084,453	118,269,467	24.13%

	Fiscal Year ended December 31,
	2020			2019			2018
	Average balance(1)	Interest earned/paid	Average real rate (2)	Average balance(1)	Interest earned/paid	Average real rate (2)	Average balance(1)	Interest earned/paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non interest-earning assets
Cash, cash balances at central bank and other demand deposits
Pesos	45,523,087	—	—	59,771,441	—	—	67,462,304	—	—
Foreign currencies	91,128,355	—	—	116,544,989	—	—	84,989,561	—	—

Total	136,651,442	—	—	176,316,430	—	—	152,451,865	—	—

Investments in joint ventures and associates
Pesos	1,157,604	—	—	309,246	—	—	3,183,558	—	—
Foreign currencies	—	—	—	—	—	—	—	—	—

Total	1,157,604	—	—	309,246	—	—	3,183,558	—	—

Tangible and intangible assets
Pesos	31,756,451	—	—	36,577,165	—	—	31,288,488	—	—
Foreign currencies		—	—		—	—		—	—

Total	31,756,451	—	—	36,577,165	—	—	31,288,488	—	—

Allowance for loan losses
Pesos	(7,782,662)	—	—	(10,644,747)	—	—	(6,274,329)	—	—
Foreign currencies	(3,477,004)	—	—	(3,097,888)	—	—	(1,471,756)	—	—

Total	(11,259,666)	—	—	(13,742,635)	—	—	(7,746,085)	—	—

Other assets
Pesos	22,026,628	—	—	20,713,438	—	—	17,796,557	—	—
Foreign currencies	3,522,296	—	—	6,311,555	—	—	6,422,334	—	—

Total	25,548,924	—	—	27,024,993	—	—	24,218,891	—	—

Total non interest-earning assets
Pesos	92,681,108	—	—	106,726,543	—	—	113,456,578	—	—
Foreign currencies	91,173,647	—	—	119,758,656	—	—	89,940,139	—	—

Total	183,854,755	—	—	226,485,199	—	—	203,396,717	—	—

TOTAL ASSETS
Pesos	404,377,839	115,840,676	28.65%	432,780,509	148,321,512	34.27%	456,056,590	111,593,779	24.47%
Foreign currencies	132,586,673	2,682,083	2.02%	252,604,139	8,046,409	3.19%	237,424,580	6,675,688	2.81%

Total	536,964,512	118,522,759	22.07%	685,384,648	156,367,921	22.81%	693,481,170	118,269,467	17.05%

	Fiscal Year ended December 31,
	2020			2019			2018
	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Saving accounts
Pesos	64,906,635	3,067,146	4.73%	64,872,748	3,733,761	5.76%	95,574,493	9,171,747	9.60%
Foreign currencies	74,870,806	6,532	0.01%	145,542,082	12,551	0.01%	142,256,435	14,705	0.01%

Total	139,777,441	3,073,678	2.20%	210,414,830	3,746,312	1.78%	237,830,928	9,186,452	3.86%

Time deposits
Pesos	94,621,964	35,134,485	37.13%	118,372,968	55,948,397	47.26%	123,918,070	38,320,478	30.92%
Foreign currencies	16,165,819	203,316	1.26%	29,543,493	250,390	0.85%	31,516,076	197,635	0.63%

Total	110,787,783	35,337,801	31.90%	147,916,461	56,198,787	37.99%	155,434,146	38,518,113	24.78%

Banks loans - Central bank
Pesos	1	—	0.00%	1	—	0.00%	888	82	9.23%
Foreign currencies	29,105	—	0.00%	60,478	—	0.00%	75,980	—	0.00%

Total	29,106	—	0.00%	60,479	—	0.00%	76,868	82	0.11%

Banks loans - Other financial institutions
Pesos	3,620,086	725,259	20.03%	3,042,256	1,965,045	64.59%	6,621,611	1,458,785	22.03%
Foreign currencies	869,858	52,686	6.06%	7,786,864	513,764	6.60%	7,814,067	324,217	4.15%

Total	4,489,944	777,945	17.33%	10,829,120	2,478,809	22.89%	14,435,678	1,783,002	12.35%

Debt securities issued
Pesos	4,997,389	2,282,334	45.67%	9,837,336	3,692,079	37.53%	4,900,336	2,090,392	42.66%
Foreign currencies	—	—	0.00%	—	—	0.00%	—	—	0.00%

Total	4,997,389	2,282,334	45.67%	9,837,336	3,692,079	37.53%	4,900,336	2,090,392	42.66%

Other liabilities
Pesos	33,977	134	0.40%	113,246	7,082	6.25%	704,801	230,784	32.74%
Foreign currencies	88,606	—	0.00%	95,004	—	0.00%	41,802	—	0.00%

Total	122,583	134	0.11%	208,250	7,082	3.40%	746,603	230,784	30.91%

Total interest-bearing liabilities
Pesos	168,180,052	41,209,358	24.50%	196,238,555	65,346,364	33.08%	231,720,199	51,272,268	22.13%
Foreign currencies	92,024,194	262,534	0.29%	183,027,921	776,705	0.42%	181,704,360	536,557	0.30%

Total	260,204,246	41,471,892	15.94%	379,266,476	66,123,069	17.32%	413,424,559	51,808,825	12.53%

	Fiscal Year ended December 31,
	2020			2019			2018
	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest-bearing liabilities and stockholders´ equity
Checking accounts
Pesos	78,715,835	—	—	60,957,443	—	—	63,702,437	—	—
Foreign currencies	26,148,901	—	—	45,306,183	—	—	34,767,638	—	—

Total	104,864,736	—	—	106,263,626	—	—	98,470,075	—	—

Other liabilities
Pesos	94,451,402	—	—	81,959,460	—	—	75,085,356	—	—
Foreign currencies	10,344,819	—	—	18,103,015	—	—	12,542,412	—	—

Total	104,796,221	—	—	100,062,475	—	—	87,627,768	—	—

Shareholders’ equity
Pesos	67,099,309	—	—	99,792,071	—	—	93,958,768	—	—
Foreign currencies	—	—	—	—	—	—	—	—	—

Total	67,099,309	—	—	99,792,071	—	—	93,958,768	—	—

Total non-interest-bearing liabilities and shareholders’ equity
Pesos	240,266,546	—	—	242,708,974	—	—	232,746,561	—	—
Foreign currencies	36,493,720	—	—	63,409,198	—	—	47,310,050	—	—

Total	276,760,266	—	—	306,118,172	—	—	280,056,611	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Pesos	408,446,598	41,209,358	10.09%	438,947,529	65,346,364	14.89%	464,466,760	51,272,268	11.04%
Foreign currencies	128,517,914	262,534	0.20%	246,437,119	776,705	0.32%	229,014,410	536,557	0.23%

Total	536,964,512	41,471,892	7.72%	685,384,648	66,123,069	9.65%	693,481,170	51,808,825	7.47%

(1)

For 2020, the average balances are presented in terms of the measuring unit current at December 31, 2020. For 2019 and 2018 average balances were restated in terms of the measuring unit current at the end of the reporting period (December 31, 2020).

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

(4)	Loan amounts are stated before deduction of the allowance for loan losses

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective average interest rates for the year ended December 31, 2020 compared with the year ended December 31, 2019 and the year ended December 31, 2019 compared with the year ended December 31, 2018. Volume and rate variances have been calculated based on movements in average balances over the period and changes in average interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading gains and losses and yield on government trading and investment accounts results are included in the computation of interest income in all fiscal years.

	Year ended December 31, 2020/2019 Increase (Decrease) Due to Changes in			Year ended December 31, 2019/2018 Increase (Decrease) Due to Changes in

	Volume	Rate	Net change	Volume	Rate	Net change
ASSETS
Interest-earning assets
Government securities
Pesos	(1,701,284)	(7,089,589)	(8,790,873)	21,836,964	7,284,140	29,121,104
Foreign currencies	(730,530)	333,347	(397,183)	(154,130)	111,250	(42,880)

Total	(2,431,814)	(6,756,242)	(9,188,056)	21,682,834	7,395,390	29,078,224

Loans and advances
To customers/financial institutions
Pesos	(8,826,076)	(14,705,507)	(23,531,583)	(24,896,290)	32,527,284	7,630,994
Foreign currencies	(5,199,903)	1,362,152	(3,837,751)	(416,622)	1,575,893	1,159,271

Total	(14,025,979)	(13,343,355)	(27,369,334)	(25,312,912)	34,103,177	8,790,265

To central bank
Pesos	—	—	—	—	—	—
Foreign currencies	—	—	—	—	—	—

Total	—	—	—	—	—	—

Other assets
Pesos	43,893	(202,273)	(158,380)	(98,123)	73,758	(24,365)
Foreign currencies	(5,906)	(1,123,486)	(1,129,392)	(458,662)	712,992	254,330

Total	37,987	(1,325,759)	(1,287,772)	(556,785)	786,750	229,965

Total interest-earning assets
Pesos	(10,483,467)	(21,997,369)	(32,480,836)	(3,157,449)	39,885,182	36,727,733
Foreign currencies	(5,936,339)	572,013	(5,364,326)	(1,029,414)	2,400,135	1,370,721

Total	(16,419,806)	(21,425,356)	(37,845,162)	(4,186,863)	42,285,317	38,098,454

	Year ended December 31, 2020/2019 Increase (Decrease) Due to Changes in			Year ended December 31, 2019/2018 Increase (Decrease) Due to Changes in
	Volume	Rate	Net change	Volume	Rate	Net change
LIABILITIES
Interest-bearing liabilities
Saving accounts
Pesos	1,601	(668,216)	(666,615)	(1,767,044)	(3,670,942)	(5,437,986)
Foreign currencies	(6,166)	147	(6,019)	283	(2,437)	(2,154)

Total	(4,565)	(668,069)	(672,634)	(1,766,761)	(3,673,379)	(5,440,140)

Time deposits
Pesos	(8,819,087)	(11,994,825)	(20,813,912)	(2,620,865)	20,248,784	17,627,919
Foreign currencies	(168,250)	121,176	(47,074)	(16,718)	69,473	52,755

Total	(8,987,337)	(11,873,649)	(20,860,986)	(2,637,583)	20,318,257	17,680,674

Banks loans - Central bank
Pesos	—	—	—	—	(82)	(82)
Foreign currencies	—	—	—	—	—	—

Total	—	—	—	—	(82)	(82)

Banks loans - Other financial institutions
Pesos	115,764	(1,355,550)	(1,239,786)	(2,311,966)	2,818,226	506,260
Foreign currencies	(418,953)	(42,125)	(461,078)	(1,795)	191,342	189,547

Total	(303,189)	(1,397,675)	(1,700,864)	(2,313,761)	3,009,568	695,807

Debt securities issued
Pesos	(2,210,429)	800,684	(1,409,745)	1,852,920	(251,233)	1,601,687
Foreign currencies	—	—	—	—	—	—

Total	(2,210,429)	800,684	(1,409,745)	1,852,920	(251,233)	1,601,687

Other liabilities
Pesos	(313)	(6,635)	(6,948)	(36,994)	(186,708)	(223,702)
Foreign currencies	—	—	—	—	—	—

Total	(313)	(6,635)	(6,948)	(36,994	(186,708)	(223,702

Total interest-bearing liabilities
Pesos	(10,912,464)	(13,224,542)	(24,137,006)	(4,883,949)	18,958,045	14,074,096
Foreign currencies	(593,369)	79,198	(514,171)	(18,230)	258,378	240,148

Total	(11,505,833)	(13,145,344)	(24,651,177)	(4,902,179)	19,216,423	14,314,244

Interest-Earning Assets: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets and net interest income, and illustrates the comparative margins and spreads for each of the fiscal years indicated.

	Fiscal Year ended December 31,
	2020	2019	2018
	(in thousands of pesos, except percentages)

Average interest-earning assets
Pesos	311,696,731	326,053,966	342,600,012
Foreign currencies	41,413,026	132,845,483	147,484,441

Total	353,109,757	458,899,449	490,084,453

Net interest income (1)
Pesos	74,631,318	82,975,148	60,321,511
Foreign currencies	2,419,549	7,269,704	6,139,131

Total	77,050,867	90,244,852	66,460,642

Net interest margin (2)
Pesos	23.94%	25.45%	17.61%
Foreign currencies	5.84%	5.47%	4.16%
Weighted average rate	21.82%	19.67%	13.56%
Yield spread, nominal basis (3)
Pesos	12.66%	12.19%	10.45%
Foreign currencies	6.19%	5.63%	4.23%
Weighted average rate	17.63%	16.64%	11.60%

(1)	Net interest income is defined as interest earned less interest paid. Trading results from our portfolio of government securities are included in interest.
(2)	Net interest margin is net interest income stated as a percentage of average interest-earning assets.
(3)	Yield spread nominal basis is defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.

Investment Portfolio: Government and Corporate Securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and corporate issuers. The following table sets out our investments in Argentine and other governments and corporate securities as of December 31, 2020, 2019 and 2018 by type and currency of denomination.

	As of December 31,
	2020	2019	2018
	(in thousands of pesos)
Government securities
In pesos:
Argentine bonds	37,392,812	11,873,432	17,920,252
Argentine government treasury bills	915,251	—	—
Other debt securities	—	70,391	116,980
Instruments issued by the BCRA	89,890,131	45,009,683	42,309,609

Total government securities in pesos	128,198,194	56,953,506	60,346,841

In foreign currency:
Argentine bonds	71	—	—
Argentine government treasury bills	—	9,998,978	6,772,108

Total government securities in foreign currency	71	9,998,978	6,772,108

Total government securities	128,198,265	66,952,484	67,118,949

Corporate securities
Listed
Equity securities	28,499	37,260	279,060

Total corporate securities—listed	28,499	37,260	279,060

Unlisted
Equity securities	288,521	4,324,157	—
Debt securities	—	223,047	588,622

Total corporate securities—unlisted	288,521	4,547,205	588,622

Investment funds	1,471,868	1,329,518	855,942

Total investment funds	1,471,868	1,329,518	855,942

The table below presents the issuer of which, as of December 31, 2020, we held securities in excess of 10% of our stockholder equity as of such date:

Issuer	Book value	Market value
	(in thousands of pesos)
BCRA	89,885,499	89,885,499
Argentine Republic	38,308,134	38,308,134

Investment Portfolio: remaining maturities of our investment portfolio

The following table analyzes the remaining maturities of our investment portfolio as of December 31, 2020 in accordance with the relevant issuance terms.

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
	Book value
	(in thousands of pesos, except percentages)
Government securities
In Pesos:
Argentine bonds (*)	2,213,861	34,968,988	209,963	—	37,392,812
Argentine government treasury bills	915,251	—	—	—	915,251
Instruments issued by the BCRA	89,890,131	—	—	—	89,890,131

Total government securities in pesos	93,019,243	34,968,988	209,963	—	128,198,194

In foreign currency:
Argentine bonds	—	—	71	—	71

Total government securities in foreign currency	—	—	71	—	71

Total government securities	93,019,243	34,968,988	210,034	—	128,198,265

Equity securities—unlisted	283,249	5,189	—	83	288,521

Weighted average yield (for the securities indicated with *) (1)	43.98%	4.35%	3.72%	0.00%

(1)

The maturity profile above is based on each bond contractual maturity and its amortization profile. The weighted average yield was calculated using the internal rate of return of each bond published by the Argentine Institute of Capital Markets (“IAMC”) weighted by the expected outstanding principal at each maturity bucket.

Loan Portfolio

The following table analyzes our loan portfolio by types of loan as of December 31, 2020, 2019, 2018 and 2017. Loans are stated before deduction of the allowance for loan losses.

	As of December 31,
	2020	2019	2018	2017
	(in thousands of pesos)
Loans and advances to government sector	511	581	432	674
Loans and advances to central bank	6,005	23,695	802	—

	6,516	24,276	1,234	674

Loans and advances to financial institutions
Loans and advances to financial institutions	2,337,748	7,076,612	20,250,306	14,184,556
Allowance for loan losses	(582,550)	(174,380)	(70,129)	(103,239)

	1,755,198	6,902,232	20,180,177	14,081,317

Loans and advances to customers
Overdrafts (1)	17,411,178	19,600,558	24,690,146	36,200,207
Commercial papers (2)	19,117,168	16,794,614	24,241,358	34,564,728
Notes	14,702,105	15,466,297	26,679,749	21,796,723
Real estate mortgage	16,745,745	19,265,842	21,162,156	13,760,880
Pledge loans	11,412,208	11,785,802	3,456,030	14,093,344
Consumer loans	28,120,635	32,122,283	49,343,231	50,796,573
Credit Cards	114,535,142	98,110,800	87,685,886	92,446,637
Loans for the prefinancing and financing of exports	15,979,854	24,908,414	94,428,193	71,574,505
Receivables from financial leases	1,867,439	2,572,772	4,979,672	7,100,219
Loans to personnel	2,131,958	2,333,951	2,524,659	1,939,743
Other financing (3)	48,301,667	31,299,660	29,428,490	43,172,120
Allowance for loan losses	(12,501,302)	(15,536,909)	(8,511,300)	(5,676,409)

	277,823,797	258,724,084	360,108,271	381,769,269

Secured loans
Liquid collateral	1,003,004	418,659	1,718,673	4,324,623
Preferred guarantees (4)	28,481,799	30,963,075	21,927,753	33,483,951

	29,484,803	31,381,734	23,646,426	37,808,573

(1)	Overdrafts include short and long-term loans to companies and overdraft lines of credit.
(2)	Commercial papers are endorsed promissory notes.
(3)	Other financing are loans not included in other categories.
(4)

Preferred guarantees mainly relate to mortgages and car loans, for which collection of the amounts owed is reasonably assured because the guarantees may be executed through established legal processes.

For a description of the risk elements associated with our investment portfolio and our risk policies, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Loans by Economic Activity

The table below analyzes our loan portfolio according to the borrowers’ main economic activity as of December 31, 2020, 2019, 2018 and 2017. Where appropriate, loans to individuals are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses.

	As of December 31,
	2020		2019		2018		2017
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of pesos, except percentages)
Agricultural and livestock	15,095,901	5.16%	12,554,492	4.46%	23,427,070	6.02%	9,325,615	2.32%
Construction	2,090,416	0.71%	2,071,593	0.74%	3,204,566	0.82%	2,669,623	0.65%
Consumer	177,073,956	60.50%	161,733,054	57.48%	128,836,162	33.13%	184,444,756	45.92%
Electricity, oil, water and sanitary services	993,851	0.34%	2,183,039	0.78%	4,260,831	1.10%	3,741,515	0.93%
Financial sector	2,337,748	0.80%	6,930,611	2.46%	20,250,750	5.21%	14,185,230	3.53%
Government services	6,516	—	624	0.00%	1,233	0.00%	674	0.00%
Mining products	27,381,550	9.36%	26,300,013	9.35%	42,403,951	10.90%	2,366,291	0.59%
Others	24,949,451	8.52%	25,960,791	9.23%	34,773,387	8.94%	98,050,183	24.42%
Other manufacturing	22,954,370	7.86%	26,231,017	9.32%	54,677,416	14.06%	42,120,979	10.49%
Services	1,681,245	0.57%	986,567	0.35%	35,163,133	9.04%	597,110	0.15%
Transport	2,550,708	0.87%	2,510,571	0.89%	3,824,708	0.98%	6,608,065	1.65%
Wholesale and retail trade	15,553,651	5.31%	13,899,509	4.94%	38,047,904	9.78%	37,520,859	9.34%

	292,669,363	100.00%	281,361,881	100.00%	388,871,111	100.00%	401,630,900	100.00%

Maturity Composition of the Loan Portfolio

The following table analyzes our loan portfolio as of December 31, 2020 by type of loan and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing
	Amount as of December 31, 2020	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To government sector	511	511	—	—	—
To central bank	6,005	6,005	—	—	—
To financial institutions	2,337,748	1,101,049	570,606	666,093	—
To customers	290,325,099	182,971,033	49,843,152	43,093,342	14,417,572

Overdrafts	17,411,178	16,861,253	469,756	80,169	—
With privileged guarantees	30,289,911	3,385,565	5,568,564	7,981,851	13,353,931
Credit cards	114,535,142	114,535,142	—	—	—
Other	128,088,868	48,189,073	43,804,832	35,031,322	1,063,641

Total	292,669,363	184,078,598	50,413,758	43,759,435	14,417,572

Percentage of total loan portfolio	100.00%	62.90%	17.23%	14.95%	4.93%

Interest Rate Sensitivity of Outstanding Loans

The following table analyzes, by currency of denomination, the interest rate sensitivity of our loan portfolio as of December 31, 2020. Loans are stated before deduction of the allowance for loan losses.

As of December 31, 2020
(in thousands of pesos)
Variable Rate
Pesos	132,469
Foreign currency	315,064

Sub-total	447,533

Fixed Rate
Pesos — including adjustable loans	256,328,158
Foreign currency	30,457,231

Sub-total	286,785,389

Non-performing (1)
Pesos	4,667,370
Foreign currency	769,071

Sub-total	5,436,441

Total	292,669,363

(1)	For additional information on non-performing loans see “—Non-performing and Restructured Loans” below.

The following table sets forth a breakdown of our fixed and variable rate loans which have a maturity of one year or more as of December 31, 2020.

	Interest Sensitivity of Outstanding Loans Maturing in More Than One Year
	Fixed rate	Variable rate
	(in thousands of pesos)
To financial institutions	666,093	—
To customers	57,498,024	12,890

Total	58,164,117	12,890

Foreign Country Outstanding Positions

As of December 31, 2020, 2019 and 2018 we did not hold “cross-border outstandings” exceeding 1% of our total assets. Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in dollars or other non-local currency.

Classification of Loan Portfolio by Stage

The following table presents our loan portfolio classified by stage, before the deduction for the allowance for loan losses as of December 31, 2020, 2019, 2018 and 2017:

	As of December 31,
	2020	%	2019	%	2018	%	2017	%
	(in thousands of pesos, except percentages)

Stage 1	248,015,075	84.74%	243,409,013	86.51%	354,161,326	91.07%	397,067,561	98.86%
Stage 2	39,217,847	13.40%	27,358,666	9.72%	26,848,934	6.90%	1,779,414	0.44%
Stage 3	5,436,441	1.86%	10,594,202	3.77%	7,860,850	2.03%	2,783,925	0.70%

	292,669,363	100.00%	281,361,881	100.00%	388,871,110	100.00%	401,630,900	100.00%

We have concluded that, except for the refinanced loans related to the Government Covid measures, our remaining refinanced loans comply with the conditions for considering them as troubled debt restructuring (“TDR”). A restructured loan is considered a TDR if the debtor is experiencing financial difficulties and the Bank grants a concession to the debtor that would not otherwise be considered. Concessions granted could include: reduction in interest rate to rates that are considered below market, extension of repayment schedules and maturity dates beyond original contractual terms.

Loans considered TDR as of December 31, 2020, 2019, 2018 and 2017 were as follows:

	As of December 31,
Troubled debt restructuring	2020	2019	2018	2017
	(in thousands of pesos)
Wholesale
Others	1,753,387	1,438,834	157,806	268,565
Retail
Personal Loans	1,164,914	1,440,900	1,476,363	1,294,920
Mortgage	470	779	1,770	3,661
Others	40	349	1,104	11,942

	2,918,811	2,880,862	1,637,043	1,579,088

We classify our loan portfolio in two categories: (i) retail and (ii) wholesale.

The following table presents our retail and wholesale loan portfolio as of December 31, 2020, 2019, 2018 and 2017 before the deduction of the allowance for loan losses:

	As of December 31,
	2020	%	2019	%	2018	%	%	2017
	(in thousands of pesos, except percentages) (1)

Stage 1 (Retail)	137,787,910	82.00%	138,990,186	86.18%	141,806,194	85.11%	160,170,251	97.67%
Stage 1 (Wholesale)	110,227,165	88.43%	104,418,827	86.95%	212,355,132	95.55%	236,897,310	99.69%

	248,015,075	84.74%	243,409,013	86.51%	354,161,326	91.07%	397,067,561	98.86%

Stage 2 (Retail)	27,716,237	16.50%	17,898,953	11.10%	21,377,122	12.83%	1,558,566	0.95%
Stage 2 (Wholesale)	11,501,610	9.23%	9,459,713	7.88%	5,471,812	2.46%	220,848	0.09%

	39,217,847	13.40%	27,358,666	9.72%	26,848,934	6.90%	1,779,414	0.44%

Stage 3 (Retail)	2,522,231	1.50%	4,388,818	2.72%	3,438,336	2.06%	2,265,238	1.38%
Stage 3 (Wholesale)	2,914,210	2.34%	6,205,384	5.17%	4,422,514	1.99%	518,687	0.22%

	5,436,441	1.86%	10,594,202	3.77%	7,860,850	2.03%	2,783,925	0.70%

Total retail loans	168,026,378	100.00%	161,277,957	100.00%	166,621,652	100.00%	163,994,055	100.00%
Total wholesale loans	124,642,985	100.00%	120,083,924	100.00%	222,249,458	100.00%	237,636,845	100.00%

	292,669,363	100.00%	281,361,881	100.00%	388,871,110	100.00%	401,630,900	100.00%

(1)	Percentages for each category are of total consumer, commercial or total loans, as the context requires.

Non-performing and Restructured Loans

The following table analyzes at each of the dates indicated below our gross non-performing loan portfolio, and further breaks down the total into loans with preferred guarantees and those which are unsecured:

	As of December 31,
	2020	2019	2018	2017
	(in thousands of pesos)
Non-performing loans	5,436,441	10,594,202	7,860,852	2,783,925

Total	5,436,441	10,594,202	7,860,852	2,783,925

With preferred guarantees	412,691	568,821	76,950	254,970
Unsecured	5,023,750	10,025,381	7,783,902	2,528,955

Total	5,436,441	10,594,202	7,860,852	2,783,925

The table below sets forth non-performing loans by economic activity as of each of the dates indicated:

	As of December 31,
	2020		2019		2018		2017
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of pesos, except percentages)
Agricultural and livestock	107,810	1.98%	276,371	2.61%	94,837	1.21%	131,971	4.74%
Construction	237,204	4.36%	72,191	0.68%	40,085	0.51%	27,038	0.97%
Consumer	2,577,107	47.42%	4,412,408	41.64%	3,610,240	45.93%	2,345,651	84.26%
Electricity, oil, water and sanitary services	368	0.01%	2,056	0.02%	564	0.01%	3,191	0.11%
Financial sector	—	0.00%	—	0.00%	—	0.00%	3,086	0.11%
Mining products	1,665,040	30.63%	16,604	0.16%	128,197	1.63%	20,089	0.72%
Others	4,486	0.08%	1,878,501	17.73%	1,280,003	16.28%	2,561	0.10%
Other manufacturing	156,294	2.87%	3,283,789	31.00%	2,445,465	31.11%	121,655	4.37%
Services	379,375	6.97%	18,284	0.17%	14,453	0.18%	28,614	1.03%
Transport	29,123	0.54%	74,018	0.70%	67,067	0.85%	3,097	0.11%
Wholesale trade	279,634	5.14%	559,980	5.29%	179,941	2.29%	96,972	3.48%

Total	5,436,441	100.00%	10,594,202	100.00%	7,860,852	100.00%	2,783,925	100.00%

As of December 31, 2020, the majority of our loan portfolio, and non-performing and restructured loan portfolio, consisted of loans to Argentine borrowers. At that date, Ps.939.9 million, or 0.32% of our total loan portfolio, consisted of loans to foreign borrowers.

Analysis of the Impairment Allowance

The table below sets forth the activity in the impairment allowance for the fiscal years ended December 31, 2020, 2019, 2018 and 2017. We charge-off non-performing loans when we believe that there is no reasonable expectation of recovery. We continue to try to collect all amounts past due, even if they have been charged-off, if we believe that the likelihood of collecting such amounts justifies the commitment of resources to do so.

	Year ended December 31,
	2020	2019	2018	2017 (1)
	(in thousands of pesos, except percentages)

Balance at the beginning of the year	23,928,237	10,197,983	5,794,964	2,758,201
Adoption IFRS 9	—	—	2,170,299	—

Subtotal	23,928,237	10,197,983	7,965,263	2,758,201

Provisions for loan losses	4,408,591	17,528,046	8,107,617	5,758,804
Charge-offs (2)	(7,298,071)	(3,797,792)	(5,874,897)	(2,722,041)
Balance at the end of year	21,038,757	23,928,237	10,197,983	5,794,964

Charge-off / average loans	2.68%	1.18%	1.51%	0.78%

(1)	In accordance with IAS 39
(2)

Charge-offs are not concentrated in any particular economic activity. Of the Ps.7,298.1 million charged-off in the fiscal year ended December 31, 2020, Ps.4,552.5 million or 62.38% were related to corporate borrowers and Ps.2,745.6 million or 37.62%, were related to individual consumers. The variation between 2020 and 2019 was due to the increase in the doubtful loan portfolio. Of the Ps.3,797.8 million charged-off in the fiscal year ended December 31, 2019, Ps.755.6 million or 19.90% were related to corporate borrowers and Ps.3,042.2 million or 80.10%, were related to individual consumers. The variation between 2019 and 2018 was due to the increases in the doubtful loan portfolio. Of the Ps.5,874.9 million charged-off in the fiscal year ended December 31, 2018, Ps.2,213.7 million or 37.68%, were related to corporate borrowers and Ps.3,661.2 million or 62.32%, were related to individual consumers. The variation between 2018 and 2017 was due to the increases in the doubtful loan portfolio. Of the Ps.2,722.0 million charged-off in the fiscal year ended December 31, 2017, Ps.121.4 million or 4.46%, were related to corporate borrowers and Ps.2,600.6 million or 95.54%, were related to individual consumers. Charge-offs include reversal and applications.

Allocation of the Impairment Allowance

The following table allocates the impairment allowance and sets forth the percentage distribution by each category as of December 31, 2020, 2019, 2018 and 2017.

	As of December 31,
	2020		2019		2018		2017 (1)
	Total	%	Total	%	Total	%	Total	%
	(in thousands of pesos, except percentages)
Advances	2,504,672	11.91%	1,906,499	8.06%	698,092	6.85%	415,252	7.17%
Notes discounted and purchased	617,672	2.94%	561,452	2.37%	258,216	2.53%	484,172	8.36%
Secured with mortgages	131,737	0.63%	70,130	0.30%	60,449	0.59%	118,147	2.04%
Pledge loans	66,949	0.32%	39,837	0.17%	49,670	0.49%	385,715	6.66%
Consumers loans	8,388,399	39.85%	7,718,542	31.49%	5,638,777	55.29%	3,212,548	55.47%
Foreign trade	1,014,080	4.82%	5,034,837	21.28%	—	—	—	—
Financial loans	2,523,885	12.00%	1,598,997	6.75%	—	—	—	—
Other	5,791,363	27.53%	6,997,943	29.58%	3,492,779	34.25%	1,179,130	20.30%

Total	21,038,757	100.00%	23,928,237	100.00%	10,197,983	100.00%	5,794,964	100.00%

(1)	In accordance with IAS 39

Composition of Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the fiscal years ended December 31, 2020, 2019 and 2018.

	Fiscal Year ended December 31,
	2020	2019	2018
	(in thousands of pesos, except percentages)

Deposits in Domestic Bank Offices
Non-interest-bearing liabilities
Checking accounts
Average
Pesos	78,715,835	60,957,443	63,702,437
Foreign currencies	26,148,901	45,306,183	34,767,638

Total	104,864,736	106,263,626	98,470,075

Interest-bearing liabilities
Saving Accounts
Average
Pesos	64,906,635	64,872,748	95,574,493
Foreign currencies	74,870,806	145,542,082	142,256,435

Total	139,777,441	210,414,830	237,830,928

Average real rate
Pesos	4.73%	5.76%	9.60%
Foreign currencies	0.01%	0.01%	0.01%
Total	2.20%	1.78%	3.86%
Time Deposits
Average
Pesos	94,621,964	118,372,968	123,918,070
Foreign currencies	16,165,819	29,543,493	31,516,076

Total	110,787,783	147,916,461	155,434,146

Average real rate
Pesos	37.13%	47.26%	30.92%
Foreign currencies	1.26%	0.85%	0.63%
Total	31.90%	37.99%	24.78%

Maturity of Deposits

The following table sets forth information regarding the maturity of our deposits at December 31, 2020.

	Maturing
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Checking accounts	112,583,740	112,583,740	—	—	—
Savings accounts	205,927,223	205,927,223	—	—	—
Term deposits	120,068,027	116,531,903	2,636,124	883,084	16,916
Investment accounts	27,904,734	5,594,954	22,309,780	—	—
Other	11,739,540	11,724,751	14,789	—	—

Total	478,223,264	452,362,571	24,960,693	883,084	16,916

The following table sets forth information regarding the maturity of our certificates of deposit and other time deposits in denominations of US$100,000 or more at December 31, 2020.

	Maturing,
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Domestic	35,307,046	13,873,898	21,412,709	20,439	—

Total	35,307,046	13,873,898	21,412,709	20,439	—

Return on Equity and Assets

The following table presents certain selected financial information and ratios of BBVA Argentina for the fiscal years indicated.

	Year ended December 31,
	2020	2019	2018
	(in thousands of pesos, except percentages)
Profit (loss) for the year attributable to owners of the Bank	10,051,035	21,819,964	(3,119,919)
Average total assets (1)	655,667,612	687,741,268	712,396,762
Average shareholders’ equity attributable to owners of the Bank (1)	112,525,746	103,992,710	99,032,208
Shareholders’ equity attributable to owners of the Bank at the end of the fiscal year	112,381,095	112,670,398	95,315,022
Profit or loss for the year attributable to owners of the Bank as a percentage of:
Average total assets	1.53%	3.17%	(0.44)%
Average shareholders’ equity attributable to owners of the Bank	8.93%	20.98%	(3.15)%
Declared dividends (2)	7,000,000	15,544,108	5,040,938
Dividend pay-out ratio (3)	69.64%	71.24%	(161.57)%
Average shareholders’ equity as a percentage of average total assets	17.16%	15.12%	13.90%

(1)	Computed as the average of fiscal year-beginning and fiscal year-ending balances.
(2)	The Bank’s Board of Directors resolved to propose for shareholder approval the payment of a cash dividend of Ps.7,000 million for the year ended December 31, 2020.
(3)	See “Item 8. Financial Information—A. Financial Statements and other Financial Information—Dividends”).
(4)	Declared dividends stated as percentages of loss or profit for the year attributable to owners of the Bank. See “Item 8. Financial Information—Dividends”.

Short-Term Borrowings

Our short-term borrowings, which equaled or exceeded 30% of shareholders’ equity, totaled Ps.48.8 billion, Ps.61.0 billion and Ps.76.4 billion at December 31, 2020, 2019 and 2018, respectively. The table below shows those amounts at the end of each fiscal year and other related information.

	At December 31,
	2020		2019		2018
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(in thousands of pesos, except percentages)

Total amount outstanding at the end of the reporting period	48,835,852	6.3%	61,010,621	4.3%	76,418,912	5.3%
Average during year (1)	45,270,615	6.8%	55,606,518	4.8%	59,648,682	6.8%
Maximum month-end balance	52,277,892		61,010,621		76,418,912

(1)	Calculated as the average of balances at the end of each quarter during the relevant year.

F.	The Argentine Banking System and its Regulatory Framework

Argentine Banking System

According to data from the Central Bank as of October 2020, Argentina’s banking system consisted of 64 commercial banks, 13 of which were government-owned or government-related banks and 51 of which were Argentine private banks. The principal regulators of financial institutions in Argentina are the Central Bank, the Superintendence and, in the case of financial institutions that publicly offer their own securities in Argentina or otherwise engage in the offering or trading of third parties’ securities in Argentina, the CNV.

Private Sector Banks

According to data from the Central Bank as of October 2020, the largest Argentine private banks, in terms of total assets, were: Banco Santander S.A., Banco de Galicia y Buenos Aires S.A., Banco Macro S.A., BBVA Argentina and HSBC Bank Argentina. Some of these banks, including BBVA Argentina, have one or more significant foreign investors. Argentine private banks accounted for 58.51% of total deposits and 61.52% of total gross loans in the Argentine financial sector as of December 31, 2020, of which the ten largest Argentine private banks accounted for 46.93% of total deposits and 52.42% of total gross loans in the Argentine financial sector. Foreign banks compete under the same regulatory conditions as Argentine banks.

Public Sector Banks

The principal state-owned banks are Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires and Banco de la Ciudad de Buenos Aires. As of October 2020, based on the available data of the Central Bank, these three institutions accounted for 34.80% of total deposits and 29.01% of total gross loans in the Argentine financial sector.

Under the provisions of the Argentine financial institutions Law No. 21,526 (the “Financial Institutions Law”), government-owned or government-related banks and private banks have similar rights and obligations except that the former have the sole right and obligation to handle public revenues and promote regional development. Government-owned banks are required to meet the credit needs of public sector entities. Moreover, the by-laws of some government-owned banks, which include federal, provincial and locally-owned banks, require their shareholders to guarantee their commitments.

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

In addition, financial entities need the authorization from the Central Bank for certain actions, such as opening, moving or closing branches or ATMs, acquiring share interests in other financial institutions or non-financial corporations and establishing liens over their assets, among others.

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

•

A transitional provision is introduced authorizing the Central Bank to: (i) provide assistance to financial entities with liquidity and / or solvency problems (already authorized under Decree No. 214/02), including those in process of restructuring by resolution of the Central Bank in terms of Article 35 bis of the Financial Institutions Law; (ii) to authorize the integration of reserve requirements of financial institutions with financial assets other than cash, in the form of demand deposits at the Central Bank or in foreign currency accounts according to Article 28 of the Central Bank’s Charter

Amendments to the Central Bank’s Charter and the Convertibility Law

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

(3)	a majority of the directors of the domestic financial institution is also a majority of the directors of such entity or company

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

The following schedule indicates the minimum cash requirements for each type of account as of December 2020. In the case of transactions in pesos, the minimum cash requirements will depend on the category assigned to the location of the operating office where the deposit was made:

Type of Account	December 2020
	Categories
	I	II to VI
Current accounts and demand accounts open in Credit Unions	45%	20%
Other demand deposits, basic account and universal free account
In pesos	45%	20%
In foreign currency	25%	25%
Unused balances from current account advances effected	45%	20%
Current accounts of financial institutions	100%	100%

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

Any deficiencies in the application of foreign currency lending capacity, net of a portion of: (i) cash balances, (ii) cash under custody in other financial institutions, (iii) cash in transit and (iv) cash with armored car transport companies, up to the amount of such deficiency, require an equivalent increase in the minimum cash requirement discussed in “—Reserve Requirements and Liquidity Requirements” above. Any deficiencies arising from debt restructuring transactions arranged by the national executive power are excluded from this requirement and cannot be compensated by foreign currency purchases.

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

For the purposes of determining the RPC, the financial entities of Group “A” (such as BBVA Argentina) may compute as Ordinary Capital Level 1 the positive difference between the accounting forecast computed according to point 5.5 of IFRS 9 and the regulatory provision calculated in accordance with the standards on “Minimum provisions for bad debt risk” or the accounting corresponding to the balance sheet of November 30, 2019, whichever is higher.

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

•

Exposures to individuals and legal persons originated by purchases in installments made through credit cards of tickets abroad and other tourist services abroad (such as accommodation, car rental, etc.), either made directly with the provider of the service or through travel and / or tourism agencies or web platforms (1,250%).

For the purposes of determining the minimum capital requirement for credit risk of all financing that is granted from May 18, 2020 to clients with agricultural activity, who are not MiPyME and who maintain a stock of their production for a value greater than 5% its annual harvesting capacity, the amount resulting from applying the provisions of Section 2 of the rules on minimum capital must be multiplied by a factor equal to 4.

(b)	failed delivery-against-payment transactions; and

(c)	requirement for counterpart credit risk in transactions with over-the-counter derivatives.

The sum of (a), (b) and (c) is multiplied by a coefficient which varies from 1 to 1.19 based on the rating the entity is granted by the Superintendence.

Minimum Capital Requirement for Market Risk: the Central Bank imposes additional minimum capital requirements in relation to market risk associated with positions held by financial institutions in securities imputed to the trading book. Likewise, foreign currency positions in the trading and investment portfolio (COAP) are also subject to the market risk calculation.

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

The following table presents, at December 31, 2020, both the calculation of our ratio of capital to risk-weighted assets computed under the Basel Accord and our capital under the minimum capital rules of the Central Bank.

December 31, 2020
(in millions of pesos, except percentages)
Basel Accord
Total capital	110,800.0
Risk-weighted assets	555,733.7
Ratio of total capital to risk-weighted assets (1)	19.9%
Required capital	44,458.7
Excess capital	66,341.3

Central Bank’s Rules (2)
Total capital	91,762.7
Risk-weighted assets	474,189.8
Ratio of total capital to risk-weighted assets (3)	19.4%
Required capital	38,795.1
Excess capital	52,967.6

(1)	Under the risk-based capital requirements of the Basel Accord, the Bank would be required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.
(2)	Calculated on a consolidated basis in accordance with Central Bank requirements.
(3)	Under the risk-based capital requirements of the Central Bank, we are required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.

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

BBVA Argentina’s LCR was 314% as of December 31, 2020, 413% as of December 31, 2019, and 291% as of December 31, 2018.

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

According to Central Bank rules, a financial institution may not extend credit to a single non-related client and its affiliates, or invest in that client’s equity, in an amount in excess of 15% of the bank’s ACB. However, it may extend additional credit to that client up to 25% of the bank’s ACB if that additional credit is secured with certain senior preferred liquid assets, including public or private debt securities. Total loans or other extensions of credit that a financial institution may grant to any particular borrower and its affiliates are also limited based on the borrower’s net worth. Total loans or other extensions of credit to any particular borrower and its affiliates may not exceed, in general, 100% of such borrower’s net worth, but such limit may be increased to 200% of the borrower’s net worth if such amount does not exceed 2.5% of the bank’s RPC or 300% in the case of reciprocal guarantee companies and public guarantee funds registered (in both cases) with the pertinent registry authorized at the Central Bank, and provided it does not exceed 10% of relevant entity’s RPC.

The Central Bank requires that extensions of credit in any form in excess of 2.5% of a bank’s ACB must be approved by the relevant branch manager, regional manager, relevant first line administrative officer of the credit area, general manager and credit committee, if any, of the bank, as well as by its board of directors, administration council or similar corporate body.

In addition, an equity investment of a financial institution in another company that does not provide services that are complementary to the services provided by a financial institution may not exceed 12.5% of the shareholders’ equity of such company.

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

The Central Bank requires that the total amount of financing that a financial institution may provide to a related company or person may not exceed the following percentages of the bank’s ACB as of the last day of the immediately prior month:

1.	Local financial sector

a.	By a controlling relationship

Lender entity	Borrowing entity	General	Additional
			Tranche I	Tranche II	Tranche III
CAMEL 1 to 3	CAMEL 1 (*)	100%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—

	CAMEL 2 (*)	20%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	55% for financing transactions for an agreed initial term of up to 180 days.

	CAMEL 3 (*)	10%	20% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	20% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—

	Not meet any of the above conditions	10%	—	—	—

(*)	Subject to consolidation with the lender.

b.	By a relationship that is not controlling

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	CAMEL 1 to 3 provided that it belongs to the same consolidation group of the lender.	25%

	Not meet any of the above conditions	10%

CAMEL 4 or 5		0%

2.	Foreign financial sector

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each foreign related bank:
	• With “Investment Grade” classification	10%
	• Without “Investment Grade” classification:
	Financing without computable warranty	5%
	Financing with/without computable warranty	10%

CAMEL 4 or 5	To each foreign related bank subject to consolidation and parent company:
	• With “Investment Grade” classification	10%
	• Without “Investment Grade” classification:
	Financing without computable warranty	5%
	Financing with/without computable warranty	10%

	To each foreign related bank not subject to consolidation:
	• With “Investment Grade” classification	10%
	• Without “Investment Grade” classification	5%

	To each foreign related bank that does not meet any of the above conditions	0%

3.	Local complementary services companies

Lender entity	Borrowing entity	General	Additional
			Tranche I	Tranche II	Tranche III
CAMEL 1	Stock exchange agent or other broker, leasing, factoring or temporary acquisition of participation in companies to sell the holdings afterwards (**)	100%	—	—	—

	Debit/credit card issuers (**)	100%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—

	Not meet any of the above conditions	10%	—	—	—

CAMEL 2	Stock exchange agent or other broker, leasing, factoring or temporary acquisition of participation in companies to sell the holdings afterwards (**)	10%	—	—	90%

	Debit/credit card issuers (**)	20%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	55% for financing transactions for an agreed initial term of up to 180 days.

	Not meet any of the above conditions	10%	—	—	—

Lender entity	Borrowing entity	General	Additional
			Tranche I	Tranche II	Tranche III
CAMEL 3	Debit/credit card issuers (**)	10%	20% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	20% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—

	Not meet any of the above conditions	10%	—	—	—

CAMEL 4 or 5	Complementary services companies (**)	10%	—	—	—

	Not meet any of the above conditions	0%	—	—	—

(**)	Subject to consolidation with the lender.

4.	Foreign complementary services companies

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each complementary services related companies:
	• Financing without computable warranty	5%
	• Financing with/without computable warranty	10%

CAMEL 4 or 5	To each complementary services companies subject to consolidation with the lender:
	• Financing without computable warranty	5%
	• Financing with/without computable warranty	10%

	To each complementary services related companies that do not meet any of the above conditions	0%

5.	Other clients related by controlling relationship

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each related borrower:
	• Financing without computable warranty	5%
	• Financing with/without computable warranty	10%

CAMEL 4 or 5	• To each related company (only equity investment) (***)	5%
	• To each related borrower that does not meet any of the above conditions	0%

(***)	Admitted activity under Section 3 of the rules on “Complementary services of the financial activity and permitted activities”.

6.	By personal relationship

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 a 3	To each related borrower	5%

CAMEL 4 or 5	• To each related person to use exclusively for personal or family purposes	30 times the minimum vital and mobile salary (****)

	• To each related borrower that does not meet any of the above conditions	0%

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

At December 31, 2020, the aggregate of computable loans, other extensions of credit and equity investments by BBVA Argentina on a consolidated basis to related persons totaled Ps.3,360 million, or 3.88% of BBVA Argentina’s RPC.

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

The limits mentioned in the two bullets immediately above may be increased by 50 percentage points, provided that the increases are applied to a specific purpose and the available unused quota of the limit mentioned in the last bullet above may be used for transactions in the national public sector.

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

•

financing and guarantees, bonds and other responsibilities granted by local branches or subsidiaries of foreign financial entities, on behalf of and order of its parent company or its branches in other countries or of the controlling entity, under certain conditions; and

•

primary subscriptions of national government securities that shall be paid with funds produced from the collection of financial services of other national government securities, provided that the period between the subscription date and the collection date does not exceed three business days.

Loan Loss Allowances

The loan loss allowances presented in our Consolidated Financial Statements included in this Form 20-F are prepared in accordance with IFRS-IASB (see Note 5.4.g) to the Consolidated Financial Statements), which differs from the statutory consolidated annual financial statements and the regulatory framework applicable to the Argentine banking system. The below describes the treatment of loan loss allowances pursuant to BCRA-GAAP as they are applicable to our regulatory framework of the Argentine banking system.

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

1.	The guidelines vary depending on whether commercial loans are involved, or consumer and housing loans. Commercial loans of:

a)	Up to Ps.14,528,000(1) for clients who qualify as micro-credit institutions.

(1)	40% of the reference amount established in point 3.7. of the BCRA’s “Classification of Debtors” rules.

b)	Up to Ps.72,640,000(2) for all other activities.

(2)	40% of the reference amount established in point 3.7. of the BCRA’s “Classification of Debtors” rules.

may be considered, for classification purposes, as consumer loans at the bank’s discretion, and treated as such. The Bank has used that option.

2.	Debtors and all their loans are included in one of six categories or situations of decreasing credit quality:

Commercial Loans		Consumer or Housing Loans		Arrears
1.	Normal (1)			up to 91 days
2.	Special Tracking (2)	2.	Low risk (6)	up to 150 days
3.	Substandard	3.	Medium risk	up to 240 days
4.	High Insolvency Risk (3)	4.	High risk	up to 1 year
5.	Irrecoverable (4)			more than a year
6.	Irrecoverable for Technical Decision (5)

(1)	In the case of consumer or housing loans, current account overdrafts are considered to be performing until 61 days have elapsed from the date granted.
(2)	Commercial loans in category 2 are divided into loans:
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

(6)	The consumer or housing loan portfolio is divided into:
•	Customers with more than 31 days’ and up to 90 days’ arrears in payment of principal, interest or otherwise in respect of any of their loans.
•

“Special Tracking”: For refinancing arrangements granted for the first time within the calendar year, and once the customer has settled the first instalment under such refinancing arrangement, it may be reclassified into this category one time only. After such refinancing and for purposes of the classification, only arrears in customers’ obligations should be considered. For subsequent refinancing arrangements, customers will be afforded the general treatment set forth in these provisions.

According to Central Bank’s Communication “A” 6938, up to and including September 30, 2020, admissible arrears for the categories “Normal”, “Low Risk” and “Medium Risk” were increased by 60 days, for the commercial as well as for the consumer and housing loan portfolios, to the number of days set forth above. Communication “A” 7181 extended this measure until March 30, 2021. The Central Bank will from time to time provide a schedule for financial institutions to gradually classify their debtors according to preexisting arrears criteria as of the relevant communication date.

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

(2)	200% of the reference amount established in point 3.7. of the BCRA’s “Classification of Debtors” rules.

6.

Mandatory reclassification of clients. One-level discrepancy is allowed in relation to the information submitted by financial institutions to the credit information data base. If there is a greater discrepancy between the rating of the bank and the lower classification awarded by at least two other banks, and total loans from such banks account for 40% or more of the total informed, the bank will be required to reclassify the debtor to at least the level immediately above that registering the highest level of indebtedness with the comparison institutions. Communication “A” 7181 suspended the application of this provision until March 30, 2021.

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

a)	Tranches of arrears are allocated in any applicable situation according to the table below:

Situation	Minimum delay time (in days) Situation until June 2021	Minimum delay time (in days) Situation after June 2021
Normal	0	0
Low Risk	92	32
Medium Risk	151	91
High Risk	241	181
Irrecoverable	More than 1 year	More than 1 year

b)	Afterwards the refinancing arrears must be taken into account to determine the situation in which the refinanced client must be placed at.

B.	Provisioning

1.

Loan provisioning must be performed on the basis of the classification assigned to the debtor. No provision is required for loans for up to 30 days granted to other financial institutions (if not past due), for loans granted to the public non-financial sector, or unused balances of current account overdraft agreements.

2.	The following minimum provisioning levels are to be applied on total debt:

Debtor Category	With preferred collateral “A” (1)	With preferred collateral “B” (2)	Without preferred collateral
1. Normal	1%	1%	1%
2. a) Under observation and low risk	1%	3%	5%
b) Under negotiation or with refinancing agreements	1%	6%	12%
c) Special treatment	1%	8%	16%
3. Substandard and medium risk	1%	12%	25%
4. High insolvency risk and high risk	1%	25%	50%
5. Irrecoverable	1%	50%	100%
6. Irrecoverable for technical decision	1%	100%	100%

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

In order to provide the Bank with an appropriate level of provisions, the behavior of the Bank’s main credit portfolio indicators are monitored on a regular basis.

At least the following portfolio behavior indicators are analyzed:

•	NPL ratio behavior

•	Cycle-adjusted expected loss behavior

•	Expected loss behavior without cycle adjustment

•	Coverage performance

Absolute variations (increases and decreases) for these indicators and their tendencies are analyzed, considering the last 12 months prior to the lowest month under analysis.

Based on the results of these assessments, the Technical Secretary and Reporting Unit will submit, at least quarterly, a report to the Risk Management Committee with the following information:

•	Capital position (including the Bank’s minimum capital requirement and payment and capital ratio)

•	Changes in credit portfolios during the period (12 months)

•	Status of allowances (breakdown of allowances by situation and portfolio)

•	Proposed allowances, if applicable

The Risk Management Committee will draft minutes stating the decision made on the basis of the assessment of the behavioral indicators, which may result in a proposal to the Board of Directors if it is found that the Bank’s provisions require an adjustment. Such proposal can be accompanied by a structuring schedule for the proposed increase or decrease in the Bank’s provisions, to avoid an impact on the Bank’s profit and loss account.

4.	Allowance percentages used by BBVA Argentina.

In accordance with Communication “A” 6938, the allowance percentages being used by the Bank for the commercial, consumer and consumer-like portfolios are the following:

•	Percentages of allowance for consumer portfolio and consumer-like portfolio clients:

Situation	Category	Without Preferred Guarantees	With Preferred Guarantees B	With Preferred Guarantees A
		(in percentages)
1	Normal	1	1	1
2	Low Risk	5	3	1
2.b.	Special treatment	16	8	1
3	Medium Risk	25	12	1
4	High Risk	50	25	1
5	Irrecoverable	100	50	1

•	Percentages of allowance for commercial portfolio clients:

Situation	Category	Without Preferred Guarantees	With Preferred Guarantees B	With Preferred Guarantees A
		(in percentages)
1	Under Observation	1	1	1
2.a.	Under Observation	5	3	1
2.b.	Under Negotiation	12	6	1
2.c.	Special treatment	16	8	1
3	Substandard	25	12	1
4	High Risk of Insolvency	50	25	1
5	Irrecoverable	100	50	1

4.1.	Classification/Allowance Manual Adjustment Procedure

The “Classification/Allowance Manual Adjustment Procedure” will apply in exceptional cases, as authorized by the Wholesale Risk Monitoring Committee, a sub-committee of the Risk Management Committee, defining the classifications and/or percentages of allowances to be manually applied to certain customers. This procedure supplements the one established in our classification manual.

The “Classification/Allowance Manual Adjustment Procedure” for customers within the commercial or consumer-like portfolio is based on:

•	Expert analysis criteria warranting changes to the classification/allowance required by the Central Bank;

•	Requests for changes to the customer’s situation, based on court decisions; and

•	Changes to the customer’s situation pursuant to national and/or provincial laws.

All these aspects will be discussed by the Wholesale Risk Monitoring Committee in order to determine any potential change to a customer’s situation or allowance from time to time.

Once approved by the Wholesale Risk Monitoring Committe, notice is given to Portfolio & Reporting Management (Risk Department), which is in charge of administering and monitoring that the allowances and situations determined by the Wholesale Risk Monitoring Committe comply with the regulations on minimum allowances laid down by the Central Bank.

Following review of our Portfolio & Reporting Management (Risk Department), the list is approved and reported to accounting at the end of each month, which is responsible for changing the relevant customers’ situation or allowance, based on the information reported in the list of manual adjustments in the Bank’s computing system.

Once the relevant change has been implemented, accounting is required to report these changes to Portfolio & Reporting Management (Risk Department), which is to ensure that the changes so made are as requested in the list of manual adjustments. If the change has not been adequately implemented, Portfolio & Reporting Management will cause the pertinent corrections to be made.

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

9.	Provisioning for the normal portfolio is of a global nature, while for other categories, the allocation of provisions for each debtor is made on an individual basis.

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

We have been registered as an over-the-counter broker since 1989. In 1991, we created Francés Valores Sociedad de Bolsa S.A., renamed later as BBVA Francés Valores S.A., by virtue of the last change of name registered before the IGJ on April 4, 2014 under No. 5,883 Book 68 of Corporations. In the shareholders’ meetings held on April 24, 2019 and May 15 2019, the shareholders of BBVA Francés Valores S.A. resolved to change the company’s corporate name to “BBVA Valores Argentina SA”, being registered by the IGJ on February 20, 2020, under No. 3405 Book 99 of Corporations.

On December 28, 2012 Law No. 26,831, the “Capital Markets Law” was enacted, and was supplemented by the CNV by Resolution No. 622/13 dated September 5, 2013, According to section 47 of the said law, all agents acting in the different markets, must have the prior approval and registration of the CNV. During 2014 BBVA Argentina and BBVA Valores Argentina S.A. completed their registration as settlement and integral compensation agents.

On March 8, 2019, the respective boards of BBVA Argentina and BBVA Valores Argentina S.A. approved the merger of the two companies, and on April 24, 2019, the respective shareholders’ meetings approved the transaction. Currently, the transaction is pending authorization by the IGJ.

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

We held a 9.4769% equity interest in Seguros de Depósitos Sociedad Anónima as of December 31, 2020.

The amount covered by the deposit guarantee system is Ps.1,500,000 per person and per deposit. In the case of transactions in the name of two or more persons, the guarantee will be prorated among the respective holders. The total guarantee amount by persons may not exceed Ps.1,500,000 regardless of the number of accounts and/or deposits.

The deposits for amounts over Ps.1,500,000 are also included in the guarantee system up to the Ps.1,500,000 limit. The Central Bank may decide at any time to amend the guarantee system cover amount based on the continued consolidation of the Argentine financial sector or any other indicators.

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

During the year ended December 31, 2020, the Bank did not knowingly engage in activities, transactions or dealings required to be disclosed pursuant to Section 13(r) of the Exchange Act.

Because the Bank is controlled by BBVA, the Company’s disclosure includes activities, transactions or dealings conducted outside the United States by non-U.S. affiliates of BBVA and its consolidated subsidiaries that are not controlled by the Bank. During the year ended December 31, 2020, the BBVA Group had the following activities, transactions and dealings with Iran requiring disclosure:

Iranian embassy-related activity. On a continuing basis, the BBVA Group maintains a bank account in Spain for one employee of the Iranian embassy in Spain. This employee is a Spanish citizen. Estimated gross revenues for the year ended December 31, 2020, from embassy-related activity, which include fees and/or commissions, totaled US$128.98. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure.

G. Cybersecurity and Fraud Management

The accelerated digital transformation experienced as a result of the COVID-19 pandemic and related lockdowns changed the population’s social behaviour and business management. As a result, there was a significant increase in the various transactions that the Bank’s clients carry out through Online Banking and digital service channels.

In this sense, a series of initiatives aimed at preventing cybercrime and electronic fraud were promoted, with three main goals:

•	Cybersecurity: aimed at protecting the Bank’s assets and technological infrastructure;

•	Fraud prevention: aimed at avoiding and/or minimizing the impact of fraudulent conduct; and

•	Security and data protection: aimed at ensuring the protection of digital privacy.

Complementarily, the awareness plan continued for employees, clients and third parties, through informational and educational actions aimed at preventing scams and cybercrimes. In this sense, during 2020, the Bank carried out the following initiatives:

•	The incorporation of safety advice in the BBVA Argentina App, on the Bank’s website and in OTP SMS messages.

•	Running an active campaign on social networks (Facebook, Instagram and Twitter) and institutional sites that resulted in more than 350,000 hits.

•	Development of simulated phishing exercises for specific groups.

•	Sending communications by email to BBVA Argentina digital clients on security issues.

Additionally, certain specific actions were implemented for collaborators:

•	Development of simulated phishing exercises for 100% of collaborators.

•	Carrying out cyber exercises together with the Security Operations area.

•	Virtual talks and workshops on cybersecurity.

•	Creation of a new safety education section.

Cybersecurity

The Bank worked on an infrastructure protection plan focused on managing vulnerabilities, controlling and monitoring assets, and implementing solutions to secure its platforms, which included the implementation of the following measures:

•	Firewall solution in blocking mode on Bank websites.

•	Security improvements in critical systems.

•	Assessment outside of the Customer Security Program SWIFT.

•	The implementation of a new and more robust solution for managing privileged accounts.

In addition, BBVA Argentina conducted a cybersecurity campaign in alliance with other Argentine financial entities, aimed at spreading key safety messages to the Argentine population through two main axes:

•	#CuidateDeLasEstafas: to reinforce that contact with financial institutions should only be made through official channels.

•

#ProtegeTuInformación: aimed at avoiding sharing passwords or personal data. This initiative was promoted by the Association of Banks of Argentina (ABA), the Association of Public and Private Banks of Argentina (ABAPPRA), the Association of Specialized Banking (ABE) and the Association of Argentine Banks (ADEBA).

Fraud prevention

During 2020, the Bank carried out the following initiatives aimed at monitoring fraudulent behavior:

•	Analysis and definition of security and anti-fraud measures for the MODO application and the Bank’s online channels.

•	Implementation of the second factor to obtain a pre-approved loan online and in each DEBIN operation on the Prisma microsite.

•	Reduction in channel fraud due to the implementation of the sixth question in the Online Banking User and Digital Password recovery process.

•	Implementation of 3DSecure technology for e-commerce purchases with Mastercard and Visa credit cards.

•	Tokenization of VISA and Mastercard cards in e-commerce sites.

•	Pilot implementation of biometric authentication in digital admission processes.

Client protection

During 2020, we believe the regulations enacted as a result of the COVID-19 pandemic were implemented satisfactorily. Improvements were also made on obtaining the information necessary to develop management indicators that will be implemented in 2021.

In addition, we worked collaboratively with the BBVA Group to train, advise and help clients, third parties and collaborators in cybersecurity matters. In particular, an infrastructure protection plan was developed to increase security and strengthen the platforms, which was primarily focused on managing vulnerabilities and controlling and monitoring assets through the following actions:

•	The WAF (Web Application Firewall) solution was implemented in blocking mode at Bank sites.

•	Made security enhancements to critical systems (e.g., SWIFT).

•	An external evaluation of the SWIFT CSP (Customer Security Program).
•	The implementation of a new and more robust privileged account management solution.

Customer data security

Within Corporate Security, a set of initiatives on security and data protection were promoted, including:

•	Risk assessment in multiple Bank initiatives.

•	The deployment of the Data Security and Privacy Model in the Bank’s information system.

In 2020, no cases of leaks, theft or loss of customer data were identified.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Economic conditions

2020

During 2020 economic activity measured by GDP fell 9.9% compared to 2019. The activity was negatively impacted by the Covid-19 pandemic, particularly during the second quarter of the year.

With respect to the labor market, in 2020 there was an increase in the average unemployment rate to 11.0% in the last quarter of 2020, compared to 11.2% in 2019, primarily due to the lockdown measures adopted as a result of the Covid-19 pandemic.

The national CPI increased by 36.1% in 2020, reflecting a deceleration of inflation compared to 53.8% in 2019, mainly driven by the decline in economic activity levels as a result of the Covid-19 pandemic and the intervention in the prices of utility services.

The domestic public sector recorded a primary deficit of Ps.1,750 billion, accounting for 6.5% of GDP

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

Effects of Recent Regulatory Changes on BBVA Argentina

Below is a summary of the main rules and regulations enacted during the year.

Debtors’ Classification and Allowances (BCRA GAAP only – does not affect the Consolidated Financial Statements)

On March 19, 2020, the Central Bank issued Communication “A” 6938, temporarily easing the criteria to classify banks’ debtors established in the “Debtors’ Classification” rules. Accordingly, the admissible arrears level for classification in levels 1, 2 and 3 was increased by 60 days for the commercial as well as for the consumer and housing loan portfolios. This measure, originally effective until September 30, 2020, was subsequently extended until March 31, 2021.

Concurrently, the “Special Tracking” category was included to the classification in level 2, for debtors receiving refinancing for the first time in the calendar year and who have settled the first installment. The applicable regulatory allowances for this category are set at 8% and 16% (with or without preferred guarantees, respectively).

Furthermore, for purposes of calculating RPC, Group “A” financial institutions may compute as Ordinary Capital Level 1 the positive difference between the new accounting forecast computed according to point 5.5 of IFRS 9 and the regulatory provision calculated in accordance with the standards on “Minimum provisions for bad debt risk” or the accounting corresponding to the balance sheet of November 30, 2019, the higher of both. For Group “B” and “C” financial institutions, the adoption of the impairment guidelines set forth in IFRS 9 will be postponed until January 1, 2022 (Communication “A” 7181).

New Financing Lines

In response to the crisis triggered by the COVID-19 pandemic, the Central Bank adopted a set of credit stimulus measures aimed at the most vulnerable sectors, primarily, micro, small and medium-sized companies (MSMEs) and the self-employed. With the exception of the credit lines for MSME’s Productive Investment which are still in effect, these measures ceased to be effective on November 6, 2020. The main characteristics of the new financing lines are described below:

•	24% Credit Lines for MSMEs:

In an attempt to channel resources to the most badly hit sectors, since March, the Central Bank has established a credit line for MSMEs and health service providers at a maximum annual interest rate of 24%, which proceeds are used to pay wages, meet working capital needs, and cash deferred checks. In order to strengthen the financials institution’s capacity to lend, the Central Bank mandated them to unwind a portion of their LELIQ position. In addition, the minimum cash requirement of financial institutions offering these credit lines until November 5, 2020 was reduced by 40% of the aggregate amount being lent by the relevant financial institution under these credit lines (Communication “A” 6937, Communication “A” 6943, Communication “A” 7006 and Communication “A” 7157).

•	24% Credit Lines for non-MSMEs:

By means of Communication “A” 7054 dated June 2020, the Central Bank established a new credit line at a maximum annual interest rate of 24% for non-MSME customers. The proceeds of these credit lines are used to purchase machinery and equipment manufactured by local MSMEs. The minimum cash requirements of financial institutions offering these credit lines until November 5, 2020 was reduced by 40% of the aggregate amount being lent by the relevant financial institution under these credit lines.

•	Credit Lines for MSMEs’ Productive Investment:

In October, the Central Bank issued Communication “A” 7140 approving the rules on the new “Credit Line for MSMEs’ Productive Investment” which proceeds are used to:

1.	Finance MSMEs’ investment projects (capital expenditures and/or construction projects) (with a maximum annual nominal rate of 30% and an average term of 24 months or longer)

2.	Working capital and post-dated check and other document discounting to MSMEs (with a maximum annual nominal rate of 35%).

3.

Special lines (health providers for the purchase of medical supplies and equipment; non-MSMEs using the proceeds to purchase machinery and equipment manufactured by local MSMEs; other financial institutions not included in Group “A”, to the extent the proceeds are applied to MSMEs’ credit lines (investment projects or working capital) within 10 business days) for which an auditor report is required (incorporated by Communication “A” 7161, November 12, 2020).

For these credit lines, financial institutions are required to maintain a regulatory quota equal to 7.5% of their non-financial private sector deposits (measured in terms of the monthly average of daily balances as of September 2020) until March 31, 2021. For the Bank, that quota is equal to Ps.19,730,132 thousand. At least 30% of the quota is used for investment projects (for purposes of that calculation, entities may include up to 65% of the amount of import finance facilities and credit lines disbursed as of October 16, 2020 to meet working capital needs and cash deferred checks – Communication “A” 7161 and Communication “A” 7197). From April 1, 2021, in the event of a quota shortfall, the minimum cash requirement is increased by an amount equal to 1.2 times the shortfall and for a term of 5 months. In addition, effective since November 1, 2020, credit lines for investment projects are subject to a reduced cash requirement equal to 14% of the aggregate amount being lent by the relevant financial institution under these credit lines.

•	Zero-rate Credit Lines - Small taxpayers and self-employed individuals:

As part of the household credit stimulus measures, in April 2020, the executive branch and the Central Bank established a zero-rate credit line for small taxpayers and self-employed individuals (Decree No. 376/20 and Communication “A” 6993).

Financial institutions are required to grant a zero-rate credit line to all applicants within two business days from the application (subject to the list of potential beneficiaries issued by AFIP). The credit line must be credited in the applicants’ credit cards in three monthly, equal and consecutive installments for a maximum amount of Ps.150,000 depending on the taxpayer category, and is repayable in 12 equal installments, with a 6-month grace period. 15% of the rate is covered by the Fondo Nacional de Desarrollo Productivo (“FONDEP”). In addition, these credit lines are guaranteed by the Fondo de Garantías Argentino (“FoGAr”). Financial institutions offering these credit lines until November 5, 2020 benefit from a reduced minimum cash requirement equal to 60% of the aggregate amount being lent by the relevant financial institution under these credit lines (Communication “A” 7157).

•	Zero-rate Credit Lines - Individuals engaged in cultural activities:

Pursuant to Communication “A” 7082, financial institutions are mandatorily required to grant these zero-rate credit lines to all applicants, provided that such applicants have not previously benefitted from other “zero-rate credit lines” and are included in the list of beneficiaries published by AFIP (indicating eligibility, amount and relevant financial institution). The credit line must be granted for up to the amount indicated in the list published by AFIP by the lending financial institution appearing on the list as being required to extend the credit line. Financial institutions must grant the credit line within 2 business days from application. The credit line must be credited in the applicants’ credit cards in three monthly, equal and consecutive installments for a maximum amount of Ps.150,000 depending on the taxpayer category, and is repayable in 12 equal installments, with a 12-month grace period. 15% of the rate is covered by FONDEP. Financial institutions offering these credit lines until November 5, 2020 benefit from a reduced minimum cash requirement equal to 60% of the aggregate amount being lent by the relevant financial institution under these credit lines (Communication “A” 7157).

•	Regulatory Rates to Credit Lines for Businesses

Financial institutions are required to provide “subsidized credit lines” to all applicant businesses, provided they are included in the list of beneficiaries published by AFIP. Proceeds from these credit lines are directly credited to workers’ payroll accounts within 5 business days from application. The interest rate is determined on the basis of the year-on-year changes in the applicant business’ revenues. The difference between an annual nominal rate of 15% and the rate payable by borrower is covered by FONDEP. In addition, these credit lines are guaranteed by Fondo de Garantías Argentino (“FOGAR” per its initials in Spanish). Financial institutions offering these credit lines until November 5, 2020 benefit from a reduced minimum cash requirement equal to 60% of the aggregate amount being lent by the relevant financial institution under these credit lines. Starting from November 6, 2020, financial institutions offering these credit lines will benefit from a reduced minimum cash requirement equal to (i) 24% of the aggregate amount being lent by the relevant financial institution at an annual interest of 27% and (ii) and 7% of the aggregate amount being lent by the relevant financial institution at an annual interest of 33%. (Communication “A” 7082 and Communication “A” 7157). Applicable to wages accrued from August to December 2020.

•	Home Mortgage Loans and UVA-linked Secured Loans (Decrees No. 319/2020 and 767/2020 and Communication “B” 12099)

By means of Decree No. 319/2020, the executive branch provided that, in view of the mandatory lockdown measures implemented as a result of the COVID-19 pandemic, monthly payments in respect of home mortgage loans must remain at the same amount as in March 2020, until September 30, 2020. The difference between the amount of the effective payments and the actual accrued amount could be settled in, at least, three monthly, equal and consecutive payments commencing in October 2020 not subject to interest accrual due to the deferred payment. Any payment defaults until September 30, 2020 could be settled in 3 installments, at compensatory interest only, up until December 31, 2020.

Pursuant to Decree No. 767/2020, the executive branch extended the measure above until January 31, 2021 and capped monthly payments in respect of home mortgage loans for an 18-month period (February 2021 to July 2022) on the basis of a convergence schedule. Both the installment difference and the indebtedness accrued as of September 30, 2020 will be converted into UVA and will be refinanced with no interest or charges payable from the end of the current loan schedule, in installments not to exceed the amount of the original ones.

•	Outstanding Balances under Credit Lines

By means of Communication “A” 6949, the Central Bank established that outstanding balances of credit lines granted by financial institutions with installments falling due between April 1 and June 30, 2020 (currently postponed until March 31, 2021) not accruing late-payment interest, and any unpaid installments payable at the end of the credit life (except for credit cards).

•	Outstanding Credit Card Balances

Pursuant to Communication “A” 6964, the Central Bank provided that financial institutions are required to automatically refinance unpaid credit card balances due between April 13, 2020 and April 30, 2020, deferring payment within one year, with a 3-month grace period, in 9 equal, monthly and consecutive installments, at an annual nominal rate of 43%. The same treatment is afforded to unpaid balances due from September 1, 2020 to September 30, 2020, except that accrued compensatory interest may not exceed an annual nominal rate of 40% (Communication “A” 7095).

The Central Bank established a limit of up to 43% for credit card financing rates (in March, the rate was capped at 55% and then reduced to 49% and subsequently to 43%) (Communication “A” 7181).

Minimum Cash Rules

•	Minimum Cash Requirement:

The Central Bank has eased reserve requirements for financial institutions that extend credit lines to MSMEs and to small-taxpayers and self-employed individuals at the established maximum interest rates.

The minimum cash requirement is reduced by an amount in pesos equal to 30% of the aggregate amount being lent by the relevant financial institution under credit lines granted to MSMEs, as defined in the “Criteria to qualify as a micro, small and medium-sized enterprise”, agreed upon at:

•	a maximum annual nominal rate of 40% up to and including February 16, 2020 (which could be applied until repayment) (Communication “A” 6858).

•	a maximum fixed annual nominal rate of 35 % as from February 17, 2020 (Communication “A” 6901).

Financial institutions may include in such amount credit lines granted to financial institutions not included in Group “A”, provided that: i) within 10 business days from the date on which the credit line is received, these financial institutions use the proceeds to grant credit lines to MSMEs under the conditions set forth in this section, and ii) they have an external auditor’s special report (registered with the “Auditor Register” maintained by the Superintendence of Financial and Exchange Entities (SEFyC)) certifying compliance (Communication “A” 7047).

Credit lines granted on or after November 6, 2020 are considered voluntary and may not be deducted from the requirement (Communication “A” 7157).

•	Special Deduction amidst the health emergency declared by Decree No. 260/2020:

The minimum cash requirement is reduced by an amount in pesos equal to 40% of the aggregate amount being lent by the relevant financial institution under credit lines at an annual nominal rate of up to 24% for the following purposes: (i) MSMEs, provided that at least 50% of the aggregate amount of such credit lines is allocated to working capital loans and health service providers, and to purchase medical supplies and equipment; and (ii) non-MSME customers, to the extent the aggregate amount of such credit lines is used to purchase machinery and equipment manufactured by local MSMEs (Communication “A” 6937). Credit lines granted on or after November 6, 2020 are considered voluntary and may not be deducted from the requirement (Communication “A” 7157).

•	Special Deduction under Decree No. 332/2020 (as amended):

The minimum cash requirement is reduced by an amount equal to:

i)

60% of total “zero-rate credit lines for small tax-payers and self-employed individuals”, “subsidized credit lines for businesses” and “zero-rate credit lines for individuals engaged in cultural activities” agreed upon pursuant to Decree No. 332/2020 (as amended) and lent until November 5, 2020;

ii)	24% of total “subsidized credit lines for businesses” lent from November 6, 2020 at an annual nominal rate of 27%; and

iii)	7% of total “subsidized credit lines for businesses” lent from November 6, 2020 at an annual nominal rate of 33%.

•	Credit Lines for MSMEs’ Productive Investment:

The minimum cash requirement is reduced by an amount equal to 14 % of the aggregate amount being lent by the relevant financial institution under credit lines at an annual nominal rate of up to 30% and intended for financing productive investment projects, as measured in terms of the monthly average of daily balances for the previous month (Communication “A” 7161).

•	Payment of Minimum Cash Requirement:

With regards to the payment of the minimum cash requirement, the Central Bank, by means of Communication “A” 7016, provided that financial institutions included in Group “A” (such as the Bank) may pay the minimum cash requirement -for the period and daily -in pesos, out of “fixed-rate Treasury Bonds in pesos due in May 2022”. Bonds used to pay the minimum cash requirement in pesos will be excluded from the limits set forth in the rules on “Financing to the non-financial public sector”. Effective since May 18, 2020, financial institutions may pay their minimum cash requirements in pesos entirely out of Central Bank’s bills (LELIQ)—except to the extent of the maximum proportion allowed to be paid in out of “fixed-rate Treasury bonds in pesos”—in respect for time deposits and term investments from the non-financial private and public sectors (Communication “A” 7018).

•	Joint calculation:

Effective since June 18, 2020, the Central Bank enacted Communication “A” 7046 abrogating the joint calculation of minimum cash positions in pesos for the periods July/August and December of any given year to January of the following year, as set forth in the rules on “Minimum Cash”.

LELIQ – Special provisions:

On March 19, 2020, by means of Communication “A” 6937, the Central Bank provided that LELIQ holdings in excess of those permitted to pay in the minimum cash requirement may not exceed 90% of surplus holdings as of March 19, 2020. To conform to the new standard, entities must reduce their positions as they cash out their LELIQs. Furthermore, effective May 2020, maximum holdings are established as a percentage of the surplus holdings as of March 19, 2020, which arises from the relationship between:

1.

Financings: defined as the incremental difference between the previous period’s average monthly balance and the balance as of March 19, 2020 of credit lines to MSMEs (24%). Working capital and other credit lines where the financial institution acts as paying agent are considered at 130% for calculation purposes.

2.	Potential credit to MSMEs: It is defined as the sum of:

•	10% of LELIQ holdings in excess of those permitted to pay the minimum cash requirement as of March 19, 2020; 15% since September 1, 2020 (Communication “A” 7054); and

•

The lower of the amount of the decrease in the average minimum cash requirement in pesos set forth in section 1.5.5. of the rules on “Minimum Cash”, or 4% of the aggregate amount of the items subject to the minimum cash requirement.

On May 8, 2020, by means of Communication “A” 7006, the Central Bank provided that, effective May 11, 2020, financial institutions would be required to reduce by an additional 1% their surplus position as at March 19, 2020. As from July 1, 2020, the admitted net surplus position is reduced up to 3 points based on total financings (previous period’s average) as a percentage of the sum of the aforementioned 1% reduction and the decrease in the average minimum cash requirement (40% for credit lines to MSMEs at an annual nominal rate of up to 24%). To conform to the new standard, entities must reduce their net positions as they cash out LELIQs.

On May 28, 2020, the Central Bank issued Communication “A” 7027 providing that, effective since June 1, 2020, entities capturing deposits at the minimum borrowing rate would be allowed to increase the admitted surplus net position by an amount equal to 18% of time deposits and investments in pesos established by the non-financial private sector, and the federal, provincial, municipal and/or the City of Buenos Aires’ governments. For government placements, the rule applies only to the extent a rate not lower than the floor rate has been paid (monthly average of daily balances for the past month).

On July 30, 2020, by means of Communication “A” 7077, the Central Bank modified the increase in LELIQ net position, effective August 1, 2020, increasing the limit by an amount equal to the positive difference between the global net foreign currency position cash limit (the higher of US$2.5 billion or 4% of the previous month’s RPC) and the monthly average of daily balance of the observed cash position, or zero, if negative. Also on July 30, 2020, the Central Bank issued Communication “A” 7078 providing that, effective from September 1, 2020, the LELIQ net surplus position would be increased to an amount equal to 13% of the monthly average of the previous month’s daily balances of deposits of up to Ps.1 million captured at the established minimum rate.

Finally, by means of Communication “A” 7122 dated October 1, the Central Bank provided that financial institutions are required to reduce their surplus net position of LELIQs by 20 percentage points compared to the position recorded in September 2020.

Reporting Obligations - Extended Terms

The Central Bank has decided to extend the term to file interim financial statements for the period ended in March 2020 onwards to 70 days after the reporting period end (Communication “A” 7195). Furthermore, the Argentine Securities Commission (CNV), by means of General Resolution No. 842/2020 dated June 2020, provided that financial statements of entities subject to the Financial Institutions Law would be filed within the deadlines established by the Central Bank.

Similarly, the Central Bank extended the term to comply with monthly reporting obligations to the last business day of the subsequent month from July up to and including December 2020 (Communication “A” 7136).

Profit Distribution and Remote Meetings

The Central Bank suspended the distribution of profits by financial institutions until June 30, 2020. Such term was then extended until December 31, 2020 and then again, until June 30, 2021 (Communication “A” 6939, Communication “A” 7035 and Communication “A” 7181).

The IGJ issued General Resolution 11/2020, establishing that, in order to comply with the mandatory social distancing measures in place, remotely held meetings of the Board of Directors or governance body of corporations, non-profit associations, or foundations would be admitted, using digital or IT means or platforms, even if not contemplated under their respective by-laws. Then, the IGJ issued General Resolution 46/2020, extending the decision for as long as the social distance measures mandated by Decree No. 875/2020 remain in place. Furthermore, the CNV, by means of General Resolution 830/2020, provided that issuers would be allowed to hold remote meetings during the lockdown period to mitigate the spread of COVID-19.

Exchange Market Regulations

During the year, the Central Bank implemented a number of regulatory changes related to the exchange market.

For instance, Communication “A” 7001 set forth new guidelines to access the exchange market for the repayment of principal and interest in respect of any foreign indebtedness applicable to those having benefitted from credit lines for MSMEs, in which case the Central Bank’s prior consent will be required.

Communication “A” 7001 also restricts blue-chip swap and its local equivalent (known as “Dollar Bolsa”) transactions. A sworn statement is required for currency outflows through the exchange market attesting that no sale of securities with settlement in foreign currency has been completed in the past, or will be carried out in the next 30 days (which term was extended to 90 days under Communication “A” 7030 dated May 28, 2020). Furthermore, the threshold that triggers entities’ reporting obligation, known as “advance notice of exchange transactions”, was reduced from US$2 million to US$500,000 (since October 16, 2020, US$50,000) (Communication “A” 7138)

The Central Bank’s prior consent will also be required to access the exchange market to make payments abroad for the use of credit, purchase, debit or pre-paid cards issued locally to purchase jewels and precious gems and metals (gold, silver, platinum, etc.)

On May 28, 2020, the Central Bank issued Communication “A” 7030, establishing, among other changes, that its prior consent would be required to access the exchange market by those whose total foreign currency holdings are not held deposited at accounts with local financial institutions, and who own liquid external assets available. The Central Bank further provided that its prior consent would be required for companies to access the exchange market for the payment of foreign commercial obligations if the amount of the same as of January 1, 2020 had been reduced, as well as for the service of principal in respect of foreign financial indebtedness when the counterpart is related to the borrower. This communication was gradually enhanced in subsequent weeks based on the specific business needs from the several productive sectors, through Communications “A” 7042 and “A” 7052, as amended by Communication “A” 7068, issued on July 8, 2020.

By means of Communication “A” 7106 dated September 15, 2020, even though the US$200 limit individuals could buy per month was maintained, effective September 1, 2020 payments for foreign currency-denominated purchases made abroad with credit or debit cards would be considered within such limit (any excess would be deducted from the subsequent months’ limit). Communication “A” 7106 further stated that individuals who had refinanced outstanding credit card balances (Communication “A” 6949) and/or who had benefitted from frozen installments (Decree No. 319/20) could not access the exchange market, or otherwise engage in transactions or complete sales of securities in the country to be settled in foreign currency or transfer such securities to foreign depositary institutions, until the total payment of the outstanding balances or for as long as the benefit is in place, as the case may be. This communication also established the requirement to submit a refinancing plan to the BCRA for those who recorded scheduled capital maturities between October 15, 2020 and March 31, 2021 based on the following criteria:

•	Access to the MULC (“Mercado Único y Libre de Cambio”, in Spanish) in the original term for up to 40% of the expiring capital

•	Rest refinanced with an average life of at least 2 years

•	Applicable to amounts greater than US$1 million per month.

This requirement was extended to those who register capital maturities for amounts greater than US$2 million per month between April, 1 2021 and December 31, 2021 through Communication “A” 7230.

On the other hand, the Argentine revenue administration (AFIP), by means of General Ruling 4815/2020 dated September 16, 2020, established a mechanism to collect prepayments creditable against income tax and personal asset tax at the 35% rate applicable to transactions liable to the tax locally known as “PAIS” (formation of external assets by individuals and foreign currency-denominated purchases with debt and credit cards). The measures seek to discourage individuals’ demand for foreign currency for saving purposes and credit card spending.

Other Regulations

•	Minimum Capital Requirements

By means of Communication “A” 6940 dated March 20, 2020, and effective since April 1, 2020, the Central Bank established a new credit risk weighting for credit card purchases made abroad (1250%).

On May 14, 2020, the Central Bank, through Communication “A” 7018, provided that, for purposes of calculating the minimum capital requirement for credit risk in respect of any financing arranged on or after May 18, 2020 with customers engaged in the agricultural business—other than MSMEs—and with a stocking ratio in excess of 5% of their annual harvest capacity, the minimum capital requirement will be multiplied by a factor equal to 4.

•	Deposits and Interest Rates

In order to encourage savings in pesos, by means of Communication “A” 6980 dated April 16, 2020 and effective since April 20, 2020, the Central Bank provided that entities should pay a minimum interest rate on individuals’ time-deposits of up to Ps.1 million not adjustable by UVA or UVI (“Unidad de Vivienda”, in Spanish) based on a percentage of the LELIQ rate.

On May 14, 2020, by means of Communication “A” 7018, the Central Bank established that the minimum rate would apply to all deposits from the non-financial private sector. The Central Bank also provided that, effective since May 18, only such individuals engaged in the agricultural business would be able to make time deposits at a variable rate linked to the price of grains or oilseeds for a maximum amount equal to two times the amount of their sales as from November 1, 2019.

On May 28, 2020 by means of Communication “A” 7029, the Central Bank provided that only individuals engaged in the agricultural business would be able to make time deposits at a variable interest rate linked to the changes in the U.S. dollar exchange rate. These transactions do not require a foreign exchange hedge (and are included in the global net foreign currency position calculation).

Current minimum rates for Group “A” financial institutions are as follows:

1.

97.37 % of the shorter term LELIQ auction rate in pesos prevailing the day before the one in which the deposit is made, or the most recently released rate, as the case may be, to the extent the financial institution’s total time deposits by each individual do not exceed Ps.1 million as of the deposit date. For time-deposits held by two or more individuals, the time-deposit amount is proportionally distributed among holders (37% rate).

2.

89.48 % of the shorter-term LELIQ auction rate in pesos prevailing the day before the one in which the deposit is made, or the most recently released rate, as the case may be, for deposits other than those included in the paragraph above (34% rate).

For other financial institutions, the minimum annual nominal rate is 75.26% of the shorter-term LELIQ auction rate in pesos prevailing the day before the one in which the deposit is made, or the most recently released rate, as the case may be (28.60% rate).

The above-mentioned rates were established by Communication “A” 7160 dated November 12, 2020. Such communication also provided that, effective since November 13, 2020, financial institutions with non-financial private sector deposits in pesos accounting for less than 10% of that sector’s total deposits in pesos will not be allowed to buy LELIQ for their LELIQ surplus net position or carry out 7-day repo transactions with the Central Bank.

•	Credit Lines in pesos for “Large Exporters”

On April 16, 2020, by means of Communication “A” 6981, the Central Bank established that as a condition to qualify as “Large Exporters”, companies should have repos and/or repos with haircuts, regardless of their amount in local or foreign currency. Non-financial private sector companies whose total amount of qualified financings in pesos borrowed from the entire financial system exceeds Ps.1,500 million and/or with repos and/or repos with haircut in local or foreign currency, regardless of the amount, may also qualify.

On September 15, 2020, the Central Bank issued Communication “A” 7104 providing that, effective from September 16, 2020, qualifying financings in foreign currency borrowed from the financial system should also be considered in determining customers included in the “Large Exporters” category. The rule also provides that the previous Central Bank’s consent is required for financial institutions to be able to agree upon new financing arrangements in foreign currency with “Large Exporters” and to make disbursements thereunder. Finally, it provides that no disbursements under the current agreements are allowed if the limits set forth in section 7.1 of the credit policy are exceeded (Ps.1,500 million or Ps.5,000 million for business groups).

•	Foreign Currency Net Global Position

By means of Communication “A” 7003 dated May 7, 2020, the Central Bank provided that any change in the positive net global position arising from exchange transactions allowed by the executive branch could only be covered with any of the applications set forth in the “Credit Policy” (export financing or Central Bank’s instruments in foreign currency) or with foreign currency forward transactions to be settled in pesos. It further establishes that any shortage in foreign currency resources arising from exchange transactions will not be subject to an equal increase in the minimum cash requirement, which may not be offset through the purchase of foreign currency. Finally, the Central Bank’s previous consent is required to access the exchange market for the early payment of credit lines in foreign currency granted by local financial institutions, other than for the payment of credit card purchases in foreign currency.

Effective since July 20, 2020, and by means of Communication “A” 7071, the Central Bank established that in calculating the cash position set forth in section 2.2.2 of the rules on “Foreign currency net global position,” entities should exclude their net position in instruments linked to foreign currency fluctuations.

By means of Communication “A” 7093 dated August 27, 2020, the Central Bank decided to afford foreign currency-denominated government securities received by financial institutions in exchange for Treasury bills pursuant to Law No. 27,556 (LETES exchange), and included in the calculation of the permitted increase in the global net foreign currency position (section 4.1), the same treatment as to LETES (additional 25% of RPC), up to the amount of such increases recorded the immediately preceding business day to that on which they are delivered in exchange.

By means of Communication “A” 7101 dated September 10, 2020, the Central Bank established that, in calculating the cash position set forth in section 2.2.2 of the rules on “Foreign currency net global position,” entities can deduct an amount equal to the amount of pre-export financings whose funding in foreign currency is applied to liabilities linked to foreign currency fluctuations–which may not be considered in the exclusion set forth in b) of that section (“Net position in instruments linked to foreign currency fluctuations”).

According to Communication “B” 12074 dated October 5, 2020, dollar-linked Treasury Bonds are allowed to be considered in the exemption set forth in section 4.1 of the rules on global net foreign currency position (admitted increase of up to 30% of the RPC).

Critical Accounting Policies

The Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 were prepared by the Bank’s directors in compliance with IFRS-IASB, and by applying the basis of consolidation, accounting policies and measurement bases described in Notes 2 and 5 to the Consolidated Financial Statements, so that they present fairly the Bank’s total equity and financial position as of December 31, 2020 and 2019, and its results of operations and consolidated cash flows for the years ended December 31, 2020, 2019 and 2018. The Consolidated Financial Statements were prepared in accordance with IFRS-IASB.

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

Although these estimates were made on the basis of the best information available as of December 31, 2020 and 2019 respectively, events that take place in the future might make it necessary to revise these estimates (upwards or downwards) in coming years.

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

IFRS 9 became effective as of January 1, 2018 and replaced IAS 39 regarding the classification and measurement of financial assets and liabilities, the impairment of financial assets and hedge accounting. For information regarding the classification and measurement of financial instruments under IFRS 9, see Note 5.4.g) to our Consolidated Financial Statements.

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

If there is no market price for a given asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, by using mathematical measurement models sufficiently tried and trusted by the international financial community. Such estimates would take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent to the measurement models developed and the possible inaccuracies of the assumptions required by these models may signify that the fair value of an asset or liability thus estimated does not coincide exactly with the price for which the asset could be sold or the price that would be paid for the transfer of a liability on the date of its measurement.

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

Results of Operations for the Fiscal Years Ended December 31, 2020, 2019 and 2018

Overview

The table below shows the Bank’s consolidated statement of profit or loss for 2020, 2019 and 2018.

	Year ended December 31,			Variation
	2020	2019	2018	2020 vs 2019		2019 vs 2018
	(in thousands of pesos, except percentages)

Interest income	118,522,759	156,367,921	118,269,467	(37,845,162)	(24.2%)	38,098,454	32.2%
Interest expenses	(41,471,892)	(66,123,069)	(51,808,825)	24,651,177	(37.3%)	(14,314,244)	27.6%

NET INTEREST INCOME	77,050,867	90,244,852	66,460,642	(13,193,985)	(14.6)%	23,784,210	35.8%

Fee and commission income	23,663,181	23,976,155	26,334,964	(312,974)	(1.3%)	(2,358,809)	(9.0%)
Fee and commission expense	(11,423,234)	(12,841,847)	(11,521,703)	1,418,613	(11.0%)	(1,320,144)	11.5%
Gains on financial assets and liabilities at fair value through profit or loss, net	11,239,112	15,604,469	242,608	(4,365,357)	(28.0%)	15,361,861	6,332.0%
(Losses) gains on derecognition of financial assets not measured at fair value through profit or loss, net	(2,309,858)	(80,874)	(286,372)	(2,228,984)	2756.1%	205,498	(71.8%)
Exchange differences, net	6,227,725	14,026,409	13,589,850	(7,798,684)	(55.6%)	436,559	3.2%
Other operating income	6,322,980	11,982,201	4,412,604	(5,659,221)	(47.2%)	7,569,597	171.5%
Other operating expenses	(15,590,218)	(22,028,412)	(16,720,831)	6,438,194	(29.2%)	(5,307,581)	31.7%

GROSS INCOME	95,180,555	120,882,953	82,511,762	(25,702,398)	(21.3)%	38,371,191	46.5%

Administration costs	(39,138,572)	(41,728,066)	(40,920,004)	2,589,494	(6.2%)	(808,062)	2.0%

Personnel benefits	(20,379,135)	(22,698,425)	(22,801,895)	2,319,290	(10.2%)	103,470	(0.5%)
Other administrative expenses	(18,759,437)	(19,029,641)	(18,118,109)	270,204	(1.4%)	(911,532)	5.0%

Depreciation and amortization	(4,065,981)	(5,728,534)	(4,025,755)	1,662,553	(29.0%)	(1,702,779)	42.3%
Impairment of financial assets	(11,864,861)	(21,445,415)	(8,029,553)	9,580,554	(44.7%)	(13,415,862)	167.1%
Loss on net monetary position	(22,274,824)	(27,518,847)	(24,407,251)	5,244,023	(19.1%)	(3,111,596)	12.7%

NET OPERATING INCOME	17,836,317	24,462,091	5,129,199	(6,625,774)	(27.1%)	19,332,892	376.9%

Share of profit of equity accounted investees	266,572	174,422	664,982	92,150	52.8%	(490,560)	(73.8%)

PROFIT BEFORE TAX	18,102,889	24,636,513	5,794,181	(6,533,624)	(26.5%)	18,842,332	325.2%

Income tax expense	(8,034,094)	(2,821,059)	(9,081,582)	(5,213,035)	184.8%	6,260,523	(68.9%)

PROFIT (LOSS) FOR THE YEAR	10,068,795	21,815,454	(3,287,401)	(11,746,659)	(53.8%)	25,102,855	(763.6%)

Attributable to owners of the Bank	10,051,035	21,819,964	(3,119,918)	(11,768,929)	(53.9%)	24,939,882	(799.4%)
Attributable to non-controlling interest	17,760	(4,510)	(167,483)	22,270	(493.8%)	162,973	(97.3%)

Our profit attributable to owners of the Bank for the fiscal year ended December 31, 2020 was a profit of Ps.10,051.0 million compared with a profit of Ps.21,819.9 million for the year ended December 31, 2019, and with a loss of Ps.3,119.9 million for the year ended December 31, 2018.

The changes in our consolidated statement of profit or loss for 2020, 2019 and 2018 were as follows:

Interest income

Our interest income decreased by 23.9% to Ps.118,522.8 million in the fiscal year ended December 31, 2020 from Ps.156,367.9 million in the fiscal year ended December 31, 2019. Our interest income increased by 32.2% to Ps.156,367.9 million in the fiscal year ended December 31, 2019 from Ps.118,269.4 million in the fiscal year ended December 31, 2018.

The components of our interest income are reflected in the following table.

	Year ended December 31,			Variation
	2020	2019	2018	2020 vs 2019		2019 vs 2018
	(in thousands of pesos, except percentages)

Interest on loans to the financial institutions	1,207,423	3,700,450	4,775,119	(2,493,027)	(67.4%)	(1,074,669)	(22.5%)
Interest from overdrafts	10,814,487	13,839,785	15,053,918	(3,025,298)	(21.9%)	(1,214,133)	(8.1%)
Interest from commercial papers	10,182,777	15,051,005	13,629,461	(4,868,228)	(32.3%)	1,421,544	10.4%
Interest from mortgage loans	931,823	1,890,592	1,942,756	(958,769)	(50.7%)	(52,164)	(2.7%)
Interest from car loans	2,995,000	1,972,697	3,113,187	1,022,303	51.8%	(1,140,490)	(36.6%)
Interest from credit card loans	18,707,357	28,656,180	19,619,248	(9,948,823)	(34.7%)	9,036,932	46.1%
Interest from financial leases	541,336	801,446	1,351,442	(260,110)	(32.5%)	(549,996)	(40.7%)
Interest from consumer loans	9,562,611	12,301,110	15,941,930	(2,738,499)	(22.3%)	(3,640,820)	(22.8%)
Interest from other loans	11,269,542	7,377,124	7,690,032	3,892,418	52.8%	(312,908)	(4.1%)
Premium for reverse repurchase agreements	4,956,430	2,462,919	1,410,373	2,493,511	101.2%	1,052,546	74.6%
Interest from government securities	33,664,109	49,098,038	20,684,183	(15,433,929)	(31.4%)	28,413,855	137.4%
Interest from private securities	23,115	14,594	87,700	8,521	58.4%	(73,106)	(83.4%)
Interest from loans for the prefinancing and financing of exports	1,429,432	4,295,451	3,663,772	(2,866,019)	(66.7%)	631,679	17.2%
Stabilization Coefficient (CER) clause adjustment	2,546,829	108,472	234,610	2,438,357	2,247.9%	(126,138)	(53.8%)
UVA clause adjustment	9,232,639	14,787,161	9,071,650	(5,554,522)	(37.6%)	5,715,511	63.0%
Other financial income	457,849	10,897	86	446,952	4,101.6%	10,811	12,570.9%

	118,522,759	156,367,921	118,269,467	(37,845,162)	(24.2%)	38,098,454	32.2%

The decrease in interest income during the fiscal year ended December 31, 2020 was mainly due to (i) a decrease in interest from government securities (principally instruments issued by the Argentine Central Bank) mainly due to a lower average nominal rate of return or amounts invested in BCRA liquidity instruments (LELIQ) and lower volumes, (ii) a decrease in interest from credit card loans (mainly from the VISA brand), (iii) the effect of the UVA clause adjustment due to inflation, (iv) a decrease in interest from commercial paper (mostly interest from discounted instruments) due to lower volume, (v) a decrease in interest from overdrafts, (vi) a decrease in interest from loans for the prefinancing and financing of exports, (vii) a decrease in interest from consumer loans (principally personal loans), (viii) a decrease in interest on loans to financial institutions (due to an decrease in volume of loans), and (ix) a decrease in interest from mortgage loans. These decreases were partially offset by (i) an increase in interest from other loans, (ii) an increase in premium from reverse repurchase agreements, (iii) decreases in stabilization coefficient (CER) clause adjustments, (iv) an increase in interest from car loans, (v) an increase in other financial income, and (vi) an increase in interest from private securities.

The increase in interest income during the fiscal year ended December 31, 2019 was mainly due to an increase in interest from government securities (principally instruments issued by the Argentine Central Bank) mainly due to increases in interest rates, the effect of UVA clause adjustments (due to inflation), interest from commercial paper (mostly interest from discounted instruments) due to increases in interest rates, interest from credit card loans, interest from premium for reverse repurchase agreements and other financial income. These increases were partially offset by decreases in stabilization coefficient (CER) clause adjustments, , interest from car loans, interest from private securities, interest from financial leases, interest from overdrafts, interest on loans to financial institutions, interest from consumer loans (principally personal loans), interest from other loans and interest from mortgage loans.

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

The indexation by UVA clause requires the recognition of the adjustment for loans indexed by UVA. As of December 31, 2020, 2019 and 2018, the Bank held Ps.24,651.0 million, Ps.33,825.1 million and Ps.49,278.4 million, respectively of UVA-indexed assets, which represented 3.56%, 5.47% and 4.23%, respectively, of our total assets as of such dates.

For the year ended December 31, 2020 the variation in the interest component of interest income resulted mostly from both a decrease in the average real rates of interest-earning assets and a decrease in the average volume of interest earning assets.

For the year ended December 31, 2019 the variation in the interest component of interest income resulted from an increase in the average real rates of interest-earning assets partially offset by a decrease in the average volume of interest earning assets.

The following table sets forth the changes in the interest component of interest and other income due to increases or decreases in the volume of interest-earning assets and increases or decreases in the average real rates of interest-earning assets.

	December 31, 2020 vs. December 31, 2019 Increase (Decrease)	December 31, 2019 vs. December 31, 2018 Increase (Decrease)
Change in interest income due to change in:	(in thousands of pesos)
the volume of interest-earning assets	(16,419,806)	(4,186,863)
average real rates of interest-earning assets	(21,425,356)	42,285,317

Net Change	(37,845,162)	38,098,454

Interest expenses

Interest expenses decreased by 37.3% to Ps.41,471.9 million in the fiscal year ended December 31, 2020 from Ps.66,123.1 million in the fiscal year ended December 31, 2019. Interest expenses increased by 27.6% to Ps.66,123.1 million in the fiscal year ended December 31, 2019 from Ps.51,808.8 million in the fiscal year ended December 31, 2018.

The components of our interest expenses are reflected in the following table.

	Year ended December 31,			Variation
	2020	2019	2018	2020 vs 2019		2019 vs 2018
	(in thousands of pesos, except percentages)

Savings accounts deposits	2,700,162	3,749,806	9,186,451	(1,049,644)	(28.0%)	(5,436,645)	(59.2%)
Time deposits	33,236,039	52,834,019	35,573,477	(19,597,980)	(37.1%)	17,260,542	48.5%
Bank loans	1,394,983	1,230,240	383,690	164,743	13.4%	846,550	220.6%
Other liabilities	2,662,424	5,728,338	3,722,117	(3,065,914)	(53.5%)	2,006,221	53.9%
Premium for reverse repurchase agreements	—	3,598	230,784	(3,598)	(100.0%)	(227,186)	(98.4%)
UVA clause adjustment	1,011,135	2,096,368	2,688,015	(1,085,233)	(51.8%)	(591,647)	(22.0%)
Interest on the lease liability	373,512	432,547	—	(59,035)	(13.6%)	432,547	100.0%
Other	93,637	48,153	24,291	45,484	94.5%	23,862	98.2%

	41,471,892	66,123,069	51,808,825	(24,651,177)	(37.3%)	14,314,244	27.6%

The decrease in interest expenses during the fiscal year ended December 31, 2020 was mainly due to a decrease in interest on time deposits (mainly due to a decrease in the volume of these products from individuals) and, to a significant lesser extent, a decrease in interest on other liabilities (mainly corporate bonds and loans for export and import activities), a decrease in savings account deposits and the effect of the UVA clause adjustment.

The increase in interest expenses during the fiscal year ended December 31, 2019 was mainly due to an increase in interest on time deposits (mainly due to an increase in the rates at which these products are remunerated, driven in turn by the increase of the reference rate by BCRA), an increase in interest on other liabilities (mainly corporate bonds and loans for export and import activities), bank loans and other, partially offset by a decrease on premium for reverse repurchase agreements, in interest on saving accounts deposits and the effect of UVA clause adjustments.

The variation in interest component of interest expenses for the year ended December 31, 2020 reflected a decrease in the average real rates of interest bearing liabilities and a decrease in average volume of interest-bearing liabilities.

The variation in interest component of interest expenses for the year ended December 31, 2019 reflected an increase in the average real rates of interest-bearing liabilities partially offset by a decrease in average volume of interest-bearing liabilities.

The following table sets forth the changes in the interest component of interest expenses due to increases or decreases in the volume of interest-bearing liabilities and increases or decreases in the average nominal rates of interest-bearing liabilities.

	December 31, 2020 vs. December 31, 2019 Increase (Decrease)	December 31, 2019 vs. December 31, 2018 Increase (Decrease)
Change in interest expenses due to change in:	(in thousands of pesos)
the volume of interest-bearing liabilities	(11,505,833)	(4,902,179)
average real rates of interest-bearing liabilities	(13,145,344)	19,216,423

Net Change	(24,651,177)	14,314,244

Net interest income

Our net interest income (defined as interest and other income minus interest expenses) of Ps.77,050.9 million in the fiscal year ended December 31, 2020 represented a 14.1% decrease over our net interest income of Ps.90,244.8 million in the fiscal year ended December 31, 2019.

The following table sets forth the changes in the components of our net interest income for the periods discussed herein:

	December 31, 2020 vs. December 31, 2019 Increase (Decrease)	December 31, 2019 vs. December 31, 2018 Increase (Decrease)
Net interest income due to changes in:	(in thousands of pesos)
the volume of interest-earning assets and interest-bearing liabilities	(4,913,973)	715,316
average real rates of interest-earning assets and interest-bearing liabilities	(8,280,012)	23,068,894

Net Change	(13,193,985)	23,784,210

The changes in net interest income are due to the changes in interest income and interest expense as explained above.

See “Item 4. Information on the Company—E. Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities” and “Item 4. Information on the Company—E. Selected Statistical Information—Interest-Earning Assets: Net Interest Margin and Spread”.

Fee and commission income

Fee and commission income decreased by 1.3% to Ps.23,663.2 million for the fiscal year ended December 31, 2020 from Ps.23,976.1 million for the fiscal year ended December 31, 2019. Fee and commission income decreased by 9.0% to Ps.23,976.1 million for the fiscal year ended December 31, 2019 from Ps.26,334.9 million for the fiscal year ended December 31, 2018. During 2020 the decrease was driven mainly by a significant decrease in fee and commission income linked to deposits as a consequence of the decrease in saving accounts service charges as a result of the Covid-19 measures implemented by the Government, which was mostly offset by the increase in fee and commission income linked to credit cards. During 2019 the decrease was driven mainly by a significant decrease in net commissions linked to credit cards as a consequence of the increase in commissions paid to LATAM.

The following table provides a breakdown of our fee and commission income by category.

	Year ended December 31,			Variation
	2020	2019	2018	2020 vs 2019		2019 vs 2018
	(in thousands of pesos, except percentages)

Linked to deposits	12,013,206	15,625,680	15,320,959	(3,612,474)	(23.1%)	304,721	2.0%
Linked to credit cards	8,574,713	5,161,923	7,641,939	3,412,790	66.1%	(2,480,016)	(32.5%)
Linked to securities	321,586	166,561	326,800	155,025	93.1%	(160,239)	(49.0%)
From guarantees granted	3,821	2,727	6,490	1,094	40.1%	(3,763)	(58.0%)
Insurance agent fee	1,437,672	1,545,159	1,817,747	(107,487)	(7.0%)	(272,588)	(15.0%)
From foreign currency transactions	1,312,183	1,474,105	1,221,029	(161,922)	(11.0%)	253,076	20.7%

	23,663,181	23,976,155	26,334,964	(312.974)	(1.3%)	(2,358,809)	(9.0%)

The main variations for 2020 are explained below:

Fee and commissions linked to deposits include fees accrued on deposits and other liabilities from financial transactions, such as those arising from activity in current accounts and collections on behalf of third parties. These fees decreased by 23.1% to Ps.12,013.2 million in the fiscal year ended December 31, 2020 from Ps.15,625.7 million in the fiscal year ended December 31, 2019. The decrease was primarily attributable to a decrease in saving deposits accounts service charges.

Fee and commissions linked to credit cards, including commissions on credit and debit cards, loans and other receivables from financial transactions, increased 66.1% to Ps.8,574.7 million in the fiscal year ended December 31, 2020 from Ps.5,161.9 million in the fiscal year ended December 31, 2019 mainly due to an increase in transactions related to these operations.

Fee and commissions linked to securities include commissions accrued on security brokerage activities, which increased by 93.1% to Ps.321.5 million in the fiscal year ended December 31, 2020 from Ps.166.5 million in the fiscal year ended December 31, 2019 due to an increase in the operations of security brokerage activities related to mutual funds.

Commissions from guarantees granted increased by 40.1% to Ps.3.8 million in the fiscal year ended December 31, 2020 from Ps.2.7 million in the fiscal year ended December 31, 2019, primarily as a consequence of the increase in the volume of transactions.

Insurance agent fees fell by 7.0% to Ps.1,437.7 million in the fiscal year ended December 31, 2020 from Ps.1,545.2 million in the fiscal year ended December 31, 2019, primarily as a consequence of the decrease in the volume of transactions.

Finally, commissions from foreign currency transactions fell by 11.0% to Ps.1,312.2 million in the fiscal year ended December 31, 2020 from Ps.1,474.1 million in the fiscal year ended December 31, 2019 primarily as a consequence of the decrease in the amount and activity level in this business line.

The main variations for 2019 are explained below:

Commissions linked to deposits rose by 2.0% from Ps.15,321.0 million in the fiscal year ended December 31, 2018 to Ps.15,625.7 million in the fiscal year ended December 31, 2019. The increase was primarily attributable to an increase in savings account service charges.

Commissions linked to credit cards, including commissions on credit and debit cards, loans and other receivables from financial transactions, decreased 32.5% from Ps.7,641.9 million in the fiscal year ended December 31, 2018 to Ps.5,161.9 million in the fiscal year ended December 31, 2019 as a consequence of the increase in commissions paid to LATAM.

Commissions linked to securities include commissions accrued on security brokerage activities, which decreased by 49.0% from Ps.326.8 million in the fiscal year ended December 31, 2018 to Ps.166.6 million in the fiscal year ended December 31, 2019.

Commissions from guarantees granted decreased by 58.0% from Ps.6.5 million in the fiscal year ended December 31, 2018 to Ps.2.7 million in the fiscal year ended December 31, 2019, primarily as a consequence of the decrease in the volume of transactions.

Insurance agent fees fell by 15.0% from Ps.1,817.7 million in the fiscal year ended December 31, 2018 to Ps.1,545.1 million in the fiscal year ended December 31, 2019, primarily as a consequence of the decrease in the volume of transactions.

Finally, commissions from foreign currency transactions rose by 20.7% from Ps.1,221.0 million in the fiscal year ended December 31, 2018 to Ps.1,474.1 million in the fiscal year ended December 31, 2019 primarily as a consequence of the increase in the amount and activity level in this business line.

Fee and commission expense

Our fee and commission expense amounted to Ps.16,407.0 million, Ps.12,841.8 million and Ps.11,521.7 million, for the fiscal years ended December 31, 2020, 2019 and 2018, respectively. The amount recorded in 2020 accounted for a 11.0% increase compared with 2019 and the amount recorded in 2019 accounted for an 11.5% increase compared with 2018.

The table below shows a breakdown of our fee and commission expense by category.

	Year ended December 31,			Variation
	2020	2019	2018	2020 vs 2019		2019 vs 2018
	(in thousands of pesos, except percentages)

For credit and debit cards	8,524,712	8,266,906	7,191,092	257,806	3.1%	1,075,814	15.0%
Linked to transactions with securities	4,534	4,000	3,902	534	13.4%	98	2.5%
For foreign trade transactions	278,455	485,530	328,438	(207,075)	(42.6%)	157,092	47.8%
For promotions	1,746,686	2,623,670	2,724,585	(876,984)	(33.4%)	(100,915)	(3.7%)
Other commission expenses	868,847	1,461,741	1,273,686	(592,894)	(40.6%)	188,055	14.8%

	11,423,234	12,841,847	11,521,703	1,418,613	11.0%	1,320,144	11.5%

The main variations for 2020 are explained below:

Fee and commissions expenses for credit and debit cards include commissions paid for the use of trademarks and processing services, which rose by 3.1% from Ps.8,266.9 million in the fiscal year ended December 31, 2019 to Ps.8,524.7 million in the fiscal year ended December 31, 2020 primarily as a consequence of an increase in the royalty fees paid for the use of the Visa trademark for customer transactions using Visa cards.

Fee and commissions expenses linked to transactions with securities, including commissions paid on transactions in MERVAL, rose by 13.4% from Ps.4.0 million in the fiscal year ended December 31, 2019 to Ps.4.5 million in the fiscal year ended December 31, 2020 due to an increase in stock trades.

Fee and commissions expenses for foreign trade transactions decreased by 42.6% from Ps.485.5 million in the fiscal year ended December 31, 2019 to Ps.278.5 million in the fiscal year ended December 31, 2020 mainly due to lower activity.

Fee and commissions expenses for promotions (related to raffles arranged by us among customers with product bundles) decreased by 33.4% from Ps.2,623.7 million in the fiscal year ended December 31, 2019 to Ps.1,746.7 million in the fiscal year ended December 31, 2020 mainly due to lower consumption and commercial campaigns.

Other commission expenses decreased by 40.6% from Ps.1,461.7 million in the fiscal year ended December 31, 2019 to Ps.868.8 million in the fiscal year ended December 31, 2020 mainly due to lower commissions for cobranding.

The main variations for 2019 are explained below:

Commissions for credit and debit cards include commissions paid for the use of trademarks and processing services, which rose by 15.0% from Ps.7,191.1 million in the fiscal year ended December 31, 2018 to Ps.8,266.9 million in the fiscal year ended December 31, 2019 primarily as a consequence of an increase in the royalty fees paid by the Bank to the Visa trademark for customer transactions using Visa cards.

Commissions linked to transactions with securities, including commissions paid on transactions in MERVAL, rose by 2.5% from Ps.3.9 million in the fiscal year ended December 31, 2018 to Ps.4.0 million in the fiscal year ended December 31, 2019 due to an increase in stock trades.

Commissions for foreign trade transactions rose by 47.8% from Ps.328.4 million in the fiscal year ended December 31, 2018 to Ps.485.5 million in the fiscal year ended December 31, 2019 mainly due to increase in the exchange rate.

Commissions for promotions (related to raffles arranged by us among customers with product bundles) decrease by 3.7% from Ps.2,724.6 million in the fiscal year ended December 31, 2018 to Ps.2,623.7 million in the fiscal year ended December 31, 2019 mainly due to lower consumption and commercial campaigns.

Other commission expenses increased by 14.8% from Ps.1,273.6 million in the fiscal year ended December 31, 2018 to Ps.1,461.7 million in the fiscal year ended December 31, 2019.

Gains on financial assets and liabilities at fair value through profit or loss, net

For the fiscal year ended December 31, 2020, we recorded a gain from measurement of financial instruments at fair value through profit or loss in the amount of Ps.11,239.1 million compared with a gain of Ps.15,604.5 million for the fiscal year ended December 31, 2019. For the fiscal year ended December 31, 2018 we recorded a gain of Ps.242.6 million.

Accumulated gains (losses) from changes in the fair value of financial instruments measured at fair value through profit or loss are charged to income under this item. The decrease in 2020 is mainly due to decreases in transactions with government securities (mainly due to a lower volume invested in BCRA LELIQ liquidity instruments and a lower average nominal rate of return).

The increase in 2019 is mainly attributable to gains on transactions with government securities (principally due to a higher average volume of these securities in the trading portfolio during 2019 and the variation in the exchange rate).

The table below shows a breakdown of our gain from measurement of financial instruments at fair value through profit or loss by category:

	Year ended December 31,			Variation
	2020	2019	2018	2020 vs 2019		2019 vs 2018
	(in thousands of pesos, except percentages)

Income / (Loss) from foreign currency forward transactions	3,061,714	2,169,298	(620,289)	892,416	41.1%	2,789,587	(449.7%)
Income from debt and equity instruments	7,607,079	13,198,302	2,993,171	(5,591,223)	(42.4%)	10,205,131	340.9%
Interest rate swaps	73,319	(695,693)	(2,130,274)	769,012	(110.5%)	1,434,581	(67.3%)
Gains on put options	497,000	932,562	—	(435,562)	(46.7%)	932,562	100.0%

	11,239,112	15,604,469	242,608	(4,365,357)	(28.0%)	15,361,861	6,332.0%

(Losses) gain on derecognition of financial assets not measured at fair value through profit or loss, net

Net loss from derecognition of assets not measured at fair value through profit or loss increased to Ps.2,309.9 million for the fiscal year ended December 31, 2020 from Ps.80.9 for the fiscal year ended December 31, 2019 mainly due to the restructuring of government debt, which in turn reflected a decrease from Ps.286.4 million for the fiscal year ended December 31, 2018 mainly due to the sale of bonds denominated LELINK recorded in income from sale of government securities

The table below shows a breakdown of our gain (loss) from derecognition of financial assets not measured at fair value through profit or loss by category:

	Year ended December 31,			Variation
	2020	2019	2018	2020 vs 2019		2019 vs 2018
	(in thousands of pesos, except percentages)

Loss from sale of government securities	(2,308,809)	(79,314)	(284,476)	(2,229,495)	2,811.0%	205,162	(72.1%)
Loss from sale of private securities	(1,049)	(1,560)	(1,896)	511	(32.8%)	336	(17.7%)

	(2,309,858)	(80,874)	(286,372)	(2,228,984)	2,756.1%	205,498	(71.8%)

Exchange differences, net

Exchange differences, net decreased by 55.6% to Ps.6,227.7 million for the fiscal year ended December 31, 2020 from Ps.14,026.4 million for the fiscal year ended December 31, 2019 which in turn increased by 3.2% from Ps.13,589.9 million for the fiscal year ended December 31, 2018.

The decrease in 2020 was driven mainly by a 57.7% decrease in the income from purchases and sales of foreign currency to Ps.6,064.6 million for the fiscal year ended December 31, 2020 from Ps.14,325.8 million for the fiscal year ended December 31, 2019 (mainly due to the decrease in traded volume and government restrictions, see “Item 3. Key Information—D.Risk Factors—Risks relating to Argentina—Exchange controls and restrictions on capital inflows and outflows could have a material adverse effect on Argentine public sector activity, and, as a result, on our businesss”) partially offset by a change in conversion of foreign currency assets and liabilities into peso from a loss of Ps.299.3 million for the fiscal year ended December 31, 2019 to a gain of Ps.163.1 million for the fiscal year ended December 31, 2020.

The increase in 2019 was driven mainly by a 34.6% increase in the income from purchase-sales of foreign currency to Ps.14,325.8 million, for the fiscal year ended December 31, 2019 from Ps.10,643.7 million for the fiscal year ended December 31, 2018 (mainly due to the increase in volume and spreads resulting from higher volatility in the exchange rate) partially offset by a change in conversion of foreign currency assets and liabilities into peso from a gain of Ps.2,946.2 million for the fiscal year ended December 31, 2018 to a loss of Ps.299.4 million for the fiscal year ended December 31, 2019.

The following table provides a breakdown of our exchange differences by category:

	Year ended December 31,			Variation
	2020	2019	2018	2020 vs 2019		2019 vs 2018
	(in thousands of pesos, except percentages)

Conversion of foreign currency assets and liabilities into pesos	161,346	(299,355)	2,946,171	462,470	(154.5%)	(3,245,526)	(110.2%)
Income from purchase-sale of foreign currency	6,066,379	14,325,764	10,643,679	(8,261,154)	(57.7%)	3,682,085	34.6%

	6,227,725	14,026,409	13,589,850	(7,798,684)	(55.6%)	436,559	3.2%

Other operating income

Other operating income amounted to Ps.6,323.0 million, Ps.11,982.2 million and Ps.4,412.6 million for the fiscal year ended December 31, 2020, 2019 and 2018, respectively.

The amount recorded in 2020 decreased by 47.2% compared with 2019 driven mainly by an decrease in the result from the sale of non-current assets held for sale (which in 2019 included the result of the sale of Prisma Medios de Pago S.A.) and the decrease in other operating income to Ps.2,694.3 million for the fiscal year ended December 31, 2020 from Ps.3,154.2 million for the fiscal year ended December 31, 2019.

The amount recorded in 2019 increased by 171.5% compared with 2018 driven mainly by a 100.0% increase in the result from the sale of non-current assets held for sale to Ps.5,202.0 million for the fiscal year ended December 31, 2019 from nil for the fiscal year ended December 31, 2018 due to the result of the sale of Prisma Medios de Pago S.A.

The following table shows a breakdown of other operating income by category:

	Year ended December 31,			Variation
	2020	2019	2018	2020 vs 2019		2019 vs 2018
	(in thousands of pesos, except percentages)

Rental of safe deposit boxes	1,122,188	961,725	1,124,781	160,463	16.7%	(163,056)	(14.5%)
Adjustments and interest on miscellaneous receivables	1,882,344	1,729,851	1,039,065	152,493	8.8%	690,786	66.5%
Result from the sale of non-current assets held for sale	—	5,202,018	—	(5,202,018)	(100.0%)	5,202,018	100.0%
Proceeds from electronic transactions	186,922	199,891	255,558	(12,969)	(6.5%)	(55,667)	(21.8%)
Income related to foreign trade	167,080	433,560	462,620	(266,480)	(61.5%)	(29,060)	(6.3%)
Services rendered	270,110	300,983	323,403	(30,873)	(10.3%)	(22,420)	(6.9%)
Other operating income	2,694,336	3,154,173	1,207,177	(459,837)	(14.6%)	1,946,996	161.3%

	6,322,980	11,982,201	4,412,604	(5,659,221)	(47.2%)	7,569,597	171.5%

Other operating expenses

Other operating expenses amounted to Ps.15,590.2 million, Ps.22,028.4 million and Ps.16,720.8 million for the fiscal years ended December 31, 2020, 2019 and 2018, respectively.

The amount recorded in 2020 decreased by 29.2% compared with 2019. The decrease was driven mainly by the decrease in sales taxes to Ps.8,116.8 million for the fiscal year ended December 31, 2020 from Ps.10,866.6 million for the fiscal year ended December 31, 2019 and also by the decrease in provisions for legal and administrative proceedings to Ps.1.0 million for the fiscal year ended December 31, 2020 from Ps.2,903.2 million for the fiscal year ended December 31, 2019 mainly related to lawsuits against the Bank for labor or commercial lawsuits.

The amount recorded in 2019 increased by 31.7% compared with 2018. The increase was driven mainly by a provision for reorganization of Ps.3,188.5 million for the fiscal year ended December 31, 2019.

The components of other operating expenses are detailed below:

	Year ended December 31,			Variation
	2020	2019	2018	2020 vs 2019		2019 vs 2018
	(in thousands of pesos, except percentages)

Contributions to the Deposits Guarantee Fund	696,691	824,817	826,050	(128,126)	(15.5%)	(1,233)	(0.1%)
Sales taxes	8,116,846	10,866,557	10,430,538	(2,749,711)	(25.3%)	436,019	4.2%
Provisions for legal and administrative proceedings	1,004,990	2,903,150	1,301,014	(1,898,160)	(65.4%)	1,568,504	120.6%
Provisions for reorganization	2,858,723	3,188,547	—	(329,824)	(10.3%)	3,188,547	100.0%
Expected credit losses on financial guarantee and loan commitments issued	537,694	482,866	78,062	54,828	11.4%	438,436	561.7%
Damage claims	85,793	229,208	405,915	(143,415)	(62.6%)	(176,707)	(43.5%)
Loss on initial recognition of loans bearing below market interest rate	627,182	2,069,574	1,342,077	(1,442,392)	(69.7%)	727,497	54.2%
Loss on sale of non-current assets held for sale	—	—	536,147	—	0.0%	(536,147)	(100.0%)
Other operating expenses	1,662,299	1,463,693	1,801,028	198,606	13.6%	(337,335)	(18.7%)

	15,590,218	22,028,412	16,720,831	(6,438,194)	(29.2%)	5,307,581	31.7%

Administration costs

Administration costs, which include personnel benefits and other administrative expenses, for the fiscal year ended December 31, 2020 amounted Ps.39,138.6 million, a 6.2% decrease compared with Ps.41,728.1 million recorded for the fiscal year ended December 31, 2019, mainly as a result of a 10.2% decrease in personnel benefits to Ps.20,379.1 million for the fiscal year ended December 31, 2020 from Ps.22,698.4 million for the fiscal year ended December 31, 2019, and a decrease in administrative expenses by 1.4% to Ps.18,759.4 million in the fiscal year ended December 31, 2020 from Ps.19,029.6 million in the fiscal year ended December 31, 2019.

Administration costs for the fiscal year ended December 31, 2019 increased 2.0% to Ps.41,728.1 million compared with Ps.40,920.0 million recorded for the fiscal year ended December 31, 2018, mainly as a result of a 5.0% increase in administrative expenses to Ps.19,029.6 million for the fiscal year ended December 31, 2019 from Ps.18,118.1 million for the fiscal year ended December 31, 2018, which was offset in part by an decrease in personnel benefits by 0.5% to Ps.22,698.4 million in the fiscal year ended December 31, 2019 from Ps.22,801.9 million in the fiscal year ended December 31, 2018.

The table below provides a breakdown of personnel benefits for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,			Variation
	2020	2019	2018	2020 vs 2019		2019 vs 2018
	(in thousands of pesos, except percentages)

Salaries	12,951,727	13,364,230	13,036,484	(412,503)	(3.1%)	327,746	2.5%
Social security charges	3,535,606	3,901,108	3,851,123	(365,502)	(9.4%)	49,985	1.3%
Personnel compensations and rewards	436,790	719,905	1,836,160	(283,115)	(39.3%)	(1,116,255)	(60.8%)
Personnel services	433,919	496,513	478,813	(62,594)	(12.6%)	17,700	3.7%
Other short term personnel benefits	2,778,210	4,028,583	3,424,584	(1,250,373)	(31.0%)	603,999	17.6%
Termination benefits	82,785	4,106	33,314	78,679	1916.2%	(29,208)	(87.7%)
Fees to Bank Directors and Supervisory Committee	60,188	22,247	41,895	37,941	170.5%	(19,648)	(46.9%)
Other long term benefits	99,910	161,733	99,522	(61,823)	(38.2%)	62,211	62.5%

	20,379,135	22,698,425	22,801,895	(2,319,290)	(10.2%)	(103,470)	(0.5%)

During 2020, other short term personnel benefits decreased 31.0% compared with the fiscal year ended December 31, 2019 mainly due to a decrease in the variable remuneration paid to personnel., and salaries declined 3.1% compared with the fiscal year ended December 31, 2019 as a result of a change in the method used to calculate salary increases agreed with the unions for the year 2019 that resulted in lower salaries in 2020.

During 2019, personnel compensations and rewards decreased 60.8% compared with the fiscal year ended December 31, 2018 and salaries increased 2.5% compared with the previous year. Salaries vary annually mainly as a result of the negotiation between banking associations and trade unions, and generally follow the inflation trends in Argentina.

The table below provides a breakdown of other administrative expenses for the fiscal years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,			Variation
	2020	2019	2018	2020 vs 2019		2019 vs 2018
	(in thousands of pesos, except percentages)

Travel expenses	118,790	226,699	226,880	(107,909)	(47.6%)	(181)	(0.1%)
Administrative expenses	1,622,077	1,725,522	1,349,599	(103,445)	(6.0%)	375,923	27.9%
Security services	768,112	658,966	759,803	109,146	16.6%	(100,837)	(13.3%)
Other fees	966,453	944,428	737,943	22,025	2.3%	206,485	28.0%
Insurance	222,001	194,810	181,218	27,191	14.0%	13,592	7.5%
Rent	1,876,131	1,334,943	1,967,802	541,188	40.5%	(632,859)	(32.2%)
Stationery and supplies	68,797	98,409	94,482	(29,612)	(30.1%)	3,927	4.2%
Electricity and communications	1,024,242	966,919	824,218	57,323	5.9%	142,701	17.3%
Advertising	718,833	861,349	1,037,373	(142,516)	(16.5%)	(176,024)	(17.0%)
Taxes	4,490,270	4,433,658	4,226,702	56,612	1.3%	206,956	4.9%
Maintenance costs	2,226,065	2,034,666	1,931,138	191,399	9.4%	103,528	5.4%
Armored transportation services	2,205,072	3,447,768	2,701,123	(1,242,696)	(36.0%)	746,645	27.6%
Other administrative expenses	2,452,594	2,101,504	2,079,828	351,090	16.7%	21,676	1.0%

	18,759,437	19,029,641	18,118,109	(270,204)	(1.4%)	911,532	5.0%

The main variations for 2020 are explained below:

Rent increased 40.5% to Ps.1,876.1 million in the fiscal year ended December 31, 2020 from Ps.1,334.9 million in the fiscal year ended December 31, 2019 as a consequence of the increase in the exchange rate, due to the fact that most contracts are denominated in foreign currency.

Armored transportation services decreased by 36.0% to Ps.2,205.1 million in the fiscal year ended December 31, 2020 from Ps.3,447.8 million in the fiscal year ended December 31, 2019 due to a decrease in the amount of services used by the Bank.

Other administrative expenses increased by 16.7% to Ps.2,452.6 million in the fiscal year ended December 31, 2020 from Ps.2,101.5 million in the fiscal year ended December 31, 2019 due to increase in personnel expenses.

Advertising decreased 16.5% to Ps.718.8 million in the fiscal year ended December 31, 2020 from Ps.861.3 million in the fiscal year ended December 31, 2019 mainly due to lower expenses related to credit product campaigns and television advertising.

Travel expenses decreased 47.6% from Ps.226.7 million in the fiscal year ended December 31, 2019 to Ps.118.8 million in the fiscal year ended December 31, 2020 as a consequence of a decrease in trips abroad.

The main variations for 2019 are explained below:

Rent decreased 32.2% to Ps.1,335.0 million in the financial year ended December 31, 2019 from Ps.1,967.8 million in the fiscal year ended December 31, 2018 mainly due to rental properties.

Armored transportation services increased by 27.6% to Ps.3,447.8 million in the fiscal year ended December 31, 2019 from Ps.2,701.1 million in the fiscal year ended December 31, 2018 due to an increase in the amount of services used by the Bank and by an increase in the price of such services.

Administrative expenses increased by 27.9% to Ps.1,725.5 million in the fiscal year ended December 31, 2019 from Ps.1,349.6 million in the fiscal year ended December 31, 2018 mainly due to an increase in reprocessing services.

Advertising decreased 17.0% to Ps.861.3 million in the fiscal year ended December 31, 2019 from Ps.1,037.4 million in the fiscal year ended December 31, 2018.

Depreciation and amortization

Depreciation and amortization amounted to Ps.4,066.0 million, Ps.5,728.5 million and Ps.4,025.8 million in the fiscal year ended December 31, 2020, 2019 and 2018, respectively.

The amount recorded in 2020 decreased 29.0% compared with 2019. The decrease was primarily due to the large number of accelerated amortizations made during 2019.

The amount recorded in 2019 increased 42.3% compared with 2018. The increase was primarily due to the purchase of several assets, such as furniture and facilities and equipment, which began to be depreciated, and the effect of the adjustment for inflation on depreciation as well as by application of the new standard, IFRS16.

The components of depreciation and amortization are detailed below:

	Year ended December 31,			Variation
	2020	2019	2018	2020 vs 2019		2019 vs 2018
	(in thousands of pesos, except percentages)

Depreciation of property and equipment	3,026,203	4,242,671	3,698,337	(1,216,468)	(28.7%)	544,334	14.7%
Depreciation of investment properties	35,892	29,277	9,256	6,615	22.6%	20,021	216.3%
Amortization of intangible assets	308,544	686,628	317,458	(378,084)	(55.1%)	369,170	116.3%
Amortization of rights of use	695,110	766,294	—	(71,184)	(9.3%)	766,294	100.0%
Depreciation of other assets	232	3,664	704	(3,432)	93.7%	2,960	420.5%

	4,065,981	5,728,534	4,025,755	(1,662,553)	(29.0%)	1,702,779	42.3%

Impairment of financial assets

Impairment of financial assets totaled Ps.11,864.8 million in the fiscal year ended December 31, 2020, representing a 44.7% decrease compared with Ps.21,445.4 million of impairment of financial assets in the fiscal year ended December 31, 2019 which in turn increased 167.1% compared with Ps.8,029.5 million of impairment of financial assets in the fiscal year ended December 31, 2018.

In 2020, the Bank showed an improved portfolio quality, with no management adjustments, such as those made during 2019, applied. In 2019, the Argentine financial sector experienced deteriorating conditions due to a large increase in the inflation rate, the consequent loss of purchasing power and the fall in GDP.

The non-performing loan portfolio amounted to Ps.5,436.4 million at December 31, 2020 representing a 48.6% decrease compared with Ps.10,594.2 million at December 31, 2019 which in turn represented a 34.7% increase compared with Ps.7,860.8 million at December 31, 2018 due to a decrease in non-performing loans in the wholesale portfolio. The non-performing loan ratio decreased to 1.5% at December 31, 2020 from 3.6% at December 31, 2019 which in turn increased from 1.8% at December 31, 2018. This ratio at December 31, 2020 benefited from the temporary regulatory flexibility of the BCRA on the classification of debtors in the midst of the COVID-19 pandemic that extended the grace period by 60 days before the loan is classified as irregular and suspends the mandatory reclassification of clients that show irregular behavior with other entities but have regular behavior with the Bank.

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

The table below sets forth the Bank’s net monetary inflation adjustment effect, which has been calculated by applying the CPI to monetary assets and liabilities:

		Year ended December 31,
		2020	2019	2018
		(stated in thousands of pesos)
	ASSETS

	Cash and cash equivalents	(55,709,910)	(76,713,951)	(67,838,904)
	Loans and other receivables, net	(85,781,174)	(138,417,739)	(152,933,446)
	Investment securities	(42,619,087)	(33,285,218)	(20,258,114)
	Financial assets pledged as collateral	(3,052,305)	(4,375,711)	(3,928,662)
	All other assets	(6,473,129)	(21,941,920)	(25,682,121)

(A)	TOTAL ASSETS	(193,635,605)	(274,734,539)	(270,641,247)

	LIABILITIES

	Deposits	139,538,779	203,558,631	204,223,795
	Other financial liabilities	12,296,996	18,576,409	20,840,684
	Bank loans	2,850,529	3,719,060	3,071,588
	Corporate bonds issued	1,533,762	2,828,864	2,235,799
	Income tax liabilities	1,933,925	5,132,050	4,172,565
	All other liabilities	13,206,790	13,400,678	11,689,565

(B)	TOTAL LIABILITIES	171,360,781	247,215,692	246,233,996

(A) + (B)	Net monetary inflation adjustments	(22,274,824)	(27,518,847)	(24,407,251)

Share of profit of equity accounted investees

Share of profit of equity accounted investees increased by 52.8% to Ps.266.6 million for the fiscal year ended December 31, 2020 from Ps.174.4 million for the fiscal year ended December 31, 2019 which in turn decreased by 73.8% from Ps.665.0 million for the fiscal year ended December 31, 2018. These variations are directly related to the profits or losses of the Bank’s subsidiaries.

Income tax

Income tax expense for the fiscal year ended December 31, 2020 was Ps.8,034.1 million, a 184.8% increase compared to Ps.2,821.1 million recorded for the fiscal year ended December 31, 2019 which in turn decreased 68.9% from Ps.9,081.6 million for the fiscal year ended December 31, 2018. The increase in 2020 compared to the previous year was mainly due to the recognition of the adjustment for tax inflation as established by Argentine regulations for the years 2018 and 2019 in 2019.

Profit

As a result of the foregoing, profit for the fiscal year ended December 31, 2020 amounted to Ps.10,068.8 million compared with the profit of Ps.21,815.5 million for the fiscal year ended December 31, 2019 and with a loss of Ps.3,287.4 million recorded for the fiscal year ended December 31, 2018.

Profit attributable to the owners of the Bank

Profit attributable to owners of the Bank for the fiscal year ended December 31, 2020 amounted to Ps.10,051.0 million compared with a profit of Ps.21,819.9 million for the fiscal year ended December 31, 2019 and with a loss of Ps.3,119.9 million recorded for the fiscal year ended December 31, 2018.

Loss attributable to non-controlling interests

Profit attributable to non-controlling interests for the fiscal year ended December 31, 2020 amounted to Ps.17.7 million compared with a loss of Ps.4.5 million for the fiscal year ended December 31, 2019 and with a loss of Ps.167.4 million recorded for the fiscal year ended December 31, 2018.

Financial Position

	As of December 31,			Variation
	2020	2019	2018	2020 vs 2019		2019 vs 2018
	(in thousands of pesos, except percentages)

Cash and cash equivalents	152,040,070	212,733,025	207,554,779	(60,692,955)	(28.5%)	5,178,244	2.5%
Financial assets at fair value through profit or loss	12,616,460	15,424,483	18,068,509	(2,808,023)	(18.2%)	(2,644,026)	(14.6%)
Financial assets at amortized cost	349,113,843	280,486,554	433,864,825	68,627,289	24.5%	(153,378,271)	(35.4%)
Financial assets at fair value through other comprehensive income	127,572,351	61,543,514	51,443,863	66,028,837	107.3%	10,099,651	19.6%
Investment in joint ventures and associates	1,442,345	1,410,346	3,678,092	31,999	2.3%	(2,267,746)	(61.7%)
Tangible assets	35,658,422	37,423,357	35,730,974	(1,764,935)	(4.7%)	1,692,383	4.7%
Goodwill and intangible assets	1,553,897	1,061,983	1,327,656	491,914	46.3%	(265,673)	(20.0%)
Income tax assets	5,920,397	4,152,062	806	1,768,335	42.6%	4,151,256	515,044.2%
Other assets	6,880,802	3,791,770	4,367,365	3,089,032	81.5%	(575,595)	(13.2%)
Non-current assets held for sale	225,938	283,605	1,134,967	(57,667)	(20.3%)	(851,362)	(75.0%)

TOTAL ASSETS	693,024,525	618,310,699	757,171,836	74,713,826	12.1%	(138,861,139)	(18.3%)

Financial liabilities at fair value through profit or loss	188,694	4,974,233	4,334,178	(4,785,539)	(96.2%)	640,055	14.8%
Financial liabilities at amortized cost	528,244,795	457,814,875	619,308,479	70,429,920	15.4%	(161,493,604)	(26.1%)
Provisions	6,027,601	7,234,088	3,577,277	(1,206,487)	(16.7%)	3,656,811	102.2%
Income tax liabilities	3,196,825	10,218,097	11,628,551	(7,021,272)	(68.7%)	(1,410,454)	(12.1%)
Other liabilities	40,823,216	23,252,497	22,945,268	17,570,719	75.6%	307,229	1.3%

TOTAL LIABILITIES	578,481,131	503,493,790	661,793,753	74,987,341	14.9%	(158,299,963)	(23.9%)

Equity attributable to owners of the Bank	112,381,095	112,670,398	95,315,020	(289,303)	(0.3%)	17,355,378	18.2%
Non-controlling interests	2,162,299	2,146,511	63,063	15,788	0.7%	2,083,448	3303.8%
TOTAL EQUITY	114,543,394	114,816,909	95,378,083	(273,515)	(0.2%)	19,438,826	20.4%

Total Assets

At December 31, 2020 we had total assets of Ps.693,024.5 million, which represented a 12.1% increase from Ps.618,310.7 million of total assets as of December 31, 2019.

The increase was mainly due to a 24.5% increase in financial assets at amortized cost to Ps.349,113.8 million at December 31, 2020 from Ps.280,486.6 at December 31, 2019. Retail loans (considering mortgage, pledge, personal and credit cards) grew due to credit cards that offset the drops in the rest of the products. Mortgage loans, which are mainly UVA (inflation-adjusted), reflect the impact of rising inflation. Loans to the private sector in foreign currency fell due to the reduction of loans in dollars mainly explained by the drop in demand. The increase in commercial loans is mainly explained by the increase in other financing, particularly loans at past due interest PVI and commercial paper, which was partially offset by the reduction of the pre-financing and export financing lines in dollars, which was also driven by the increase in reverse repurchase agreements.

Additionally there was (i) a 107.3% increase in financial assets at fair value through other comprehensive income to Ps.127,572.4 million at December 31, 2020 from Ps.61,543.5 million at December 31, 2019 mainly due to the position in instruments of the BCRA. (LELIQ); (ii) a 81.5% increase in other assets to Ps.6,880.8 million at December 31, 2020 from Ps.3,791.8 million at December 31, 2019; (iii) a 42.6% increase in income tax assets to Ps.5,920.4 million at December 31, 2020 from Ps.4,152.0 million at December 31, 2019; (iv) a 46.3% increase in goodwill and intangible assets to Ps.1,553.9 million at December 31, 2020 from Ps.1,062.0 million at December 31, 2019; and (v) a 2.3% increase in investment in joint ventures and associates to Ps.1,442.3 million at December 31, 2020 from Ps.1,410.3 million at December 31, 2019.

These increases were partially offset by (i) a 28.5% decrease in cash and cash equivalents to Ps.152,040.0 million at December 31, 2020 from Ps.212,733.0 million at December 31, 2019 mainly due to an increase in the minimum cash requirement established by BCRA; (ii) a 18.2% decrease in financial assets at fair value through profit or loss to Ps.12,616.5 million at December 31, 2020 from Ps.15,424.5 million at December 31, 2019; (iii) a 4.7% decrease in tangible assets to Ps.35,658.4 million at December 31, 2020 from Ps.37,423.4 million at December 31, 2019 and (iv) a decrease in non-current assets held for sale to Ps.225.9 million at December 31, 2020 from Ps.283.6 million at December 31, 2019.

Total Liabilities and Equity

At December 31, 2020, we had total liabilities of Ps.578,481.1 million, which represented a 14.9% increase from the Ps.503,493.8 million at December 31, 2019. The increase was mainly due to a 15.4% increase in financial liabilities at amortized cost to Ps.528,244.8 million at December 31, 2020 from Ps.457,814.9 million at December 31, 2019 mainly due to an increase in time deposits and savings accounts and a 75.6% increase in other liabilities to Ps.40,823.2 million at December 31, 2020 from Ps.23,252.5 million at December 31, 2019. These increases were partially offset by a 96.2% decrease in financial liabilities at fair value through profit or loss to Ps.188.7 million at December 31, 2020 from Ps.4,974.2 million at December 31, 2019; a 16.7% decrease in provisions to Ps.6,027.6 million at December 31, 2020 from Ps.7,234.1 million at December 31, 2019 and a 68.7% decrease in income tax liabilities to Ps.3,196.8 million at December 31, 2020 from Ps.10,218.1 million at December 31, 2019.

Shareholders’ equity decreased by 0.2% to Ps.114,543.4 million at December 31, 2020 from Ps.114,816.9 million at December 31, 2019. The decrease resulted mainly from an increase of Ps.10,068.7 million in profit for the year, an increase of Ps.5,203.7 million of other comprehensive income, less the distribution of Ps.15,544.1 million of dividends in cash, and an decrease of Ps.1.9 million of other net increases. In addition the Bank increased its reserves during the year by Ps.42,214.7 million against retained earnings.

Significant changes in financial position

Credit growth was affected due to the devaluation of the peso and higher interest rates. In retail banking, positive growth was recorded in connection with credit cards, while mortgage loans, which are mainly UVA (inflation-adjusted), reflected the impact of the increasing inflation.

In 2020 the Bank carried out 5 reverse repurchase transactions with the Argentine Republic for an aggregate amount of Ps.49,051.6 million. During 2019, the Bank did not carry out any reverse repurchase transactions with the Argentine Republic.

On November 9, 2020, the Bank completed the payment of interest and capital amortization of the Class 25 ON for Ps.40.5 million and Ps.1,674.2 million respectively. In addition to the above, on December 28, 2020, the Bank completed the payment of interest and amortization of capital of the Class 24 ON for Ps.49.6 million and Ps.546.5 million respectively.

Total deposits grew during 2020, primarily private deposits, mainly driven by deposits in pesos, which more than offset the decrease in deposits in foreign currency, mainly explained by current accounts and the implementation of investment accounts.

As for the financing of the productive investment line MiPyME, as established by Communication “A” 7140 of the BCRA, as of December 31, 2020, the Bank disbursed financing for more than Ps.13,000 million accumulated, to more than 2,800 companies.

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

Liquidity

Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, our ratio of liquid assets to total deposits was 31.17%, 49.84% and 36.43% at December 31, 2020, 2019 and 2018. Liquid assets include cash and cash equivalents and financial assets at fair value through profit or loss.

Our primary source of funds is our deposit base, which primarily consists of peso- and dollar-denominated deposits in checking accounts, savings accounts and time deposits from individuals and corporations. Deposits at December 31, 2020 totaled Ps.478,223.0 million compared with Ps.400,237.0 million at December 31, 2019.

On July 15, 2003, an extraordinary shareholders’ meeting approved the establishment of a program for the issuance and re-issuance of ordinary non-convertible corporate bonds with ordinary guarantees, or such guarantees as may be decided by the Bank, and unsecured subordinated corporate bonds, convertible or not into shares (the “Program”). In 2018, the Program was extended for five additional years and the maximum aggregate amount of issuances was successively increased to US$1,500 million

As of December 31, 2020, the Bank, excluding its subsidiaries, had no outstanding corporate bonds.

Including the Bank’s subsidiaries, as of December 31, 2020 and 2019, the outstanding principal and accrued interest amounted to Ps.1,168,782 and Ps.9,964,233 respectively.

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

Capital Stock

As at December 31, 2020 the Bank’s capital stock consisted of 612,710,079 ordinary shares, par value Ps.1.00 each, all of which were issued to the stockholders. The capital stock of the Bank, after taking into account the adjustment for inflation, amounted to Ps.26,999,663 as of December 31, 2020.

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

Our interest rate sensitivity strategy, which seeks to maintain exposure within levels that are consistent with the Bank’s risk appetite framework approved by the Board of Directors, takes into account not only the rates of return and their underlying risk, but also liquidity requirements, including minimum regulatory cash reserves, mandatory liquidity ratios, withdrawal and maturity of deposits and additional demands for funds.

The following table shows the interest rate sensitivity of our interest-earning assets and interest-bearing liabilities. Variations in interest rate sensitivity may also arise within the repricing periods presented.

During 2020, the gap generated by the mismatch between assets and liabilities has widened, mainly due to the increase in loans denominated in pesos.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2020
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets
Interest earning deposits in banks	5,497,598	322,479	6,617,487	—	—	12,437,564
Government securities	90,805,454	1,891,382	28,351,501	209,963	—	121,258,300
Corporate bonds	287,963	558	—	—	—	288,521
Loans and advances (1)	184,078,596	50,413,758	43,759,436	4,891,631	9,525,942	292,669,363

Total	280,669,611	52,628,177	78,728,424	5,101,594	9,525,942	426,653,748

Interest-bearing liabilities
Deposits	299,018,128	25,239,107	15,700	—	—	324,272,935
Corporate bonds	71,610	831,752	265,420	—	—	1,168,782
Due to other banks	9,562,477	—	—	—	—	9,562,477

Total	308,652,215	26,070,859	281,120	—	—	335,004,194

Asset/liability gap	(27,982,604)	26,557,318	78,447,304	5,101,594	9,525,942	91,649,554
Cumulative sensitivity gap	(27,982,604)	(1,425,286)	77,022,018	82,123,612	91,649,554
Cumulative sensitivity gap as a percentage of total interest-earning assets	(6.56)%	(0.33)%	18.05%	19.25%	21.48%

(1)	Loan and advances amounts are stated before deducting the allowance for loan losses.

The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2020
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	1,986,273	322,479	6,617,487	—	—	8,926,239
Government securities	90,805,383	1,891,382	28,351,501	209,963	—	121,258,229
Corporate bonds	287,963	—	—	—	—	287,963
Loans and advances (1)	171,137,730	38,294,946	37,277,747	4,891,631	9,525,942	261,127,996

Total	264,217,349	40,508,807	72,246,735	5,101,594	9,525,942	391,600,427

Interest-bearing liabilities:
Deposits	195,000,359	24,407,160	8,441	—	—	219,415,960
Corporate bonds	71,610	831,752	265,420	—	—	1,168,782
Due to other banks	8,992,649	—	—	—	—	8,992,649

Total	204,064,618	25,238,912	273,861	—	—	229,577,391

Asset/liability gap	60,152,731	15,269,895	71,972,874	5,101,594	9,525,942	162,023,036
Cumulative sensitivity gap	60,152,731	75,422,626	147,395,500	152,497,094	162,023,036
Cumulative sensitivity gap as a percentage of total interest-earning assets	15.36%	19.26%	37.64%	38.94%	41.37%

(1)	Loan and advances amounts are stated before deducting the allowance for loan losses.

The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2020
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:

Interest earning deposits in banks	3,511,325	—	—	—	—	3,511,325
Government securities	71	—	—	—	—	71
Corporate bonds	—	558	—	—	—	558
Loans and advances (1)	12,940,866	12,118,812	6,481,689	—	—	31,541,367

Total	16,452,262	12,119,370	6,481,689	—	—	35,053,321

Interest-bearing liabilities:
Deposits	104,017,769	831,947	7,259	—	—	104,856,975
Due to other banks	569,828	—	—	—	—	569,828

Total	104,587,597	831,947	7,259	—	—	105,426,803

Asset/liability gap	(88,135,335)	11,287,423	6,474,430	—	—	(70,373,482)
Cumulative sensitivity gap	(88,135,335)	(76,847,912)	(70,373,482)	(70,373,482)	(70,373,482)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(251.43)%	(219.23)%	(200.76)%	(200.76)%	(200.76)%

(1)	Loan and advances amounts are stated before deducting the allowance for loan losses.

Exchange Rate Sensitivity

At December 31, 2020, our total foreign exchange-denominated asset position was Ps.149,842 million and our total foreign exchange-denominated liability position was Ps.151,231 million, resulting in a net liabiltiy currency position of Ps.1,389 million. For a description of foreign exchange risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk”.

Capital Requirements

As of December 31, 2020, we had consolidated excess capital of Ps.52,967.6 million pursuant to the Central Bank’s rules. At such date, total capital, subject to applicable deductions, amounted to Ps.91,762.7 million under the Argentine risk-based capital guidelines, which are based on the Basel Accord.

As of December 31, 2019, we had consolidated excess capital of Ps.25,286.7 million pursuant to the Central Bank’s rules. At such date, total capital, subject to applicable deductions, amounted to Ps.49,989.7 million under the Argentine risk-based capital guidelines, which are based on the Basel Accord.

As of December 31, 2020, we complied with the Central Bank’s capital requirements on a consolidated basis. See a description of the minimum capital requirements currently in effect in “Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework”.

As of December 31, 2020, 2019 and 2018, our shareholders’ equity was Ps.112,381.1 million, Ps.112,670.4 million and Ps.95,315.0 million, respectively. At such dates, our ratio of average shareholders’ equity/average total assets was 17.16%, 15.12% and 13.90%, respectively. See “Item 4. Information on the Company—E. Selected Statistical Information—Return on Equity and Assets”.

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

	At December 31,
	2020	2019	2018
	(in thousands of pesos, except ratios and percentages)
Calculation of excess capital (1)
Allocated to assets at risk	29,522,630	17,999,427	18,103,885
Allocated to Bank premises and equipment, intangible assets and equity investment assets	—	—	—
Interest rate risk	—	—	—
Public sector and securities in investment account	—	—	—

A- Minimal exigency by adds up risks	29,522,630	17,999,427	18,103,885

B- Basic exigency for custody of titles of the AFJP and / or agent of record of mortgage notes	—	—	—

Credit risk (maximum between A and B)	29,522,630	24,504,510	18,103,885
Market risk	246,474	413,483	92,786
Operational risk	9,025,959	8,712,818	3,594,744

Required minimum capital under Central Bank rules	38,795,063	33,630,811	21,791,415

Basic net worth	88,192,714	64,809,353	33,742,881
Complementary net worth	2,967,150	2,666,395	1,940,905
Deductions	—	—	—
Minority interest	602,801	580,465	795,022

Total capital under Central Bank rules	91,762,665	68,056,213	36,478,808

Excess capital	52,967,602	34,425,402	14,687,393

Selected capital and liquidity ratios
Average shareholders’ equity as a percentage of average total assets (2)	16.40%	15.12%	13.90%
Total liabilities as a multiple of total shareholders’ equity	5.58x	4.47x	8.20x
Cash and due from banks as a percentage of total deposits	31.81%	46.47%	38.19%
Liquid assets as a percentage of total deposits (3)	56.36%	49.55%	36.43%
Loans as a percentage of total assets	39.70%	42.96%	51.16%

(1)	See “Item 4. Information on the Company—F. The Argentine Banking System and Its Regulatory Framework—Capital Adequacy Requirements” for a discussion of the Central Bank’s capital requirements.
(2)	Average shareholders’ equity and average total assets computed as the average of period-beginning and period-ending balances.
(3)	At December 31, 2020, 2019 and 2018, “Liquid Assets” includes cash and cash equivalents and financial assets at fair value through profit or loss.

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

This standard applies to the highest level of consolidation of each entity. Information concerning BBVA Argentina is available at: https://ir.bbva.com.ar/informacion-financiera/disciplina-del-mercado/. Such information is not incorporated by reference in this document.

Credit Ratings

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of and reduce our market access to debt financing. See “Item 3. Key Information—D. Risk Factors-Risks Relating to the Argentine Financial System and to BBVA Argentina—Our credit ratings depend on Argentine sovereign credit ratings, and such dependence limits our access to international financial markets.”

S&P Global Ratings

In December 2019, S&P Global Ratings affirmed both BBVA Argentina’s long term institutional rating and the negotiable obligation program rating, at “raBBB+”, both on CreditWatch negative. This was due to the potential impact on the banking industry of sovereign debt restructuring and foreign exchange market controls, along with the evolution of foreign and local currency deposits and regulations imposed by the Fernández administration.

In April 2020, S&P Global Ratings affirmed BBVA Argentina’s local long term institutional rating at “raBBB+”, the short term institutional rating at “raA-2”, and the negotiable obligation program rating at “raBBB+”. S&P Global Ratings also reviewed the CreditWatch negative to Outlook negative, primarily due to the mitigation of factors that could have adversely affected banks and linked to the sovereign debt restructuring, deposit behavior, and potential changes in economic policy under the Fernandez administration. Nonetheless, uncertainties remained given the weak financial and economic conditions exacerbated by the Covid-19 pandemic.

In May 2020, S&P Global Ratings affirmed BBVA Argentina’s local long and short term institutional ratings and the negotiable obligation program rating at “raBBB+”, “raA-2” and “raBBB+”, respectively, but reverted to CreditWatch negative from Outlook negative, primarily due to downgrade of Argentina’s transfer and convertibility rating from “B” to “CCC+” following certain measures affecting the foreign exchange market applied by the Central Bank.

In June 2020, S&P Global Ratings downgraded BBVA Argentina’s local long term institutional rating from “raBBB+” to “raBBB-”, its short term institutional rating from “raA-2” to “raA-3” and its negotiable obligation program rating from “raBBB+” to “raBBB-”, primarily due to the downgrade of Argentina’s transfer and convertibility rating which resulted in an adjustment to the Bank’s ratings as well as to the rating of most of its peers. CreditWatch negative was changed to Outlook negative.

In September 2020, S&P Global Ratings affirmed BBVA Argentina’s local long and short term institutional ratings and the negotiable obligation program rating as established in June 2020, maintaining the Outlook negative.

Fix SCR

In December 2019, Fix SCR affirmed BBVA Argentina’s national long-term and short-term credit ratings at “AAA(arg)” and “A1+(arg)”, respectively, maintaining a negative outlook. Also, Fix SCR rated the newly issued negotiable obligation Serie 28 at “A1+(arg)”. The corporate bonds program maintained its rating at “AAA(arg)”.

Throughout 2020, most recently in December 2020, Fix SCR affirmed BBVA Argentina’s national long-term and short-term credit ratings at “AAA(arg)” and “A1+(arg)”, respectively, maintaining a negative outlook. The corporate bonds program maintained its rating at “AAA(arg)”.

Fitch Ratings

The Bank’s Local Currency Long-term Default Rating (“IDR”) and Support Rating (“SR”) are sensitive to a change in Fitch’s view on BBVA’s ability and propensity to provide support to the Bank. The Bank´s IDR and Viability Rating (“VR”) would also likely move in line with a change in Argentina´s sovereign rating.

On January 22, 2020, Fitch Ratings affirmed the Bank’s foreign currency long-term IDR at “CCC” and local currency long-term IDR at “CCC+”. The Bank’s Foreign Currency IDRs were rated at country ceiling, while the Local Currency IDR were rated one notch higher. This rating reflected Fitch’s view that capital controls implemented by Argentina on September 2, 2019, following the sovereign default event were unlikely to prevent BBVA Argentina from servicing its obligations.

On May 5, 2020, Fitch Ratings downgraded the Bank’s foreign currency long-term IDR from “CCC” to “CC”, its local currency long-term IDR from “CCC+” to “CC”, and its VR from “ccc” to “cc”, following the downgrade of Argentina’s long-term IDR to “C” from “CC”. In regards to this action (which also affected other banks), Fitch Ratings said in its report: “Despite the sovereign’s imminent default on its foreign currency debt, Fitch believes that these banks will likely retain the capacity to service their obligations in foreign currency as their intrinsic financial profiles should be sufficient to continue servicing their obligations, even after a sovereign default.”

On August 28, 2020, Fitch Ratings affirmed BBVA Argentina’s foreign and local currency long-term IDRs at “CC”, primarily due to the overall challenging operating environment: “The operating environment remains highly challenging as asset quality continues to be pressured by the strong recession exacerbated by a long lockdown due to the coronavirus pandemic, profitability affected by the very low loan growth, and rising costs due to continued high inflation and increasing credit costs.”

On September 16, 2020, Fitch Ratings upgraded BBVA Argentina’s foreign and local currency long-term IDRs from “CC” to “CCC” and its VR from “cc” to “ccc”, following Fitch’s upgrade of Argentina’s sovereign rating on September 10, 2020, from “RD” (Restricted Default) to “CCC” after the completion of distressed debt exchanges on its foreign currency sovereign debt securities in both local and external markets.

On January 14, 2021, Fitch Ratings affirmed BBVA Argentina’s foreign and local currency long-term IDRs at “CCC” and its VR at “ccc”.

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

Trends related to the Covid-19 pandemic

The Covid-19 pandemic, which originated in China and has subsequently spread to many other countries in the world, including Argentina and other countries where our clients operate, has adversely affected, and continues to affect, the global economy as well as the Argentine economy and our business. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Covid-19 Pandemic” and “Item 3. Key Information—D. Risk Factors—The Covid-19 pandemic is affecting the Bank”.

Trends related to the international and local scenario

During 2019 the global economy decelerated. The China-USA trade conflict had a negative effect on the global economy. On the other hand, the loosening by central banks of monetary policies helped to mitigate the weakness in activity by propelling consumption.

In Argentina, the most relevant event of 2020 was the outbreak of the Covid-19 pandemic, which worsened an already damaged economy. The Fernandez administration had to significantly increase its expenditures while public income decreased as a result of lockdown measures and decreased activity levels, which required the Central Bank to inject capital into the economy by issuing pesos due to the difficulty in accessing the debt market as a result of the ongoing debt restructuring.

The economy shrank 9.9% in 2020, measured by GDP, mainly due to the lockdown measures imposed as a result of the Covid-19 pandemic and the slow recovery of the economy following the economic contraction that took place in the second quarter of the year.

Inflation increased by 36.1% in 2020, reflecting a deceleration in inflation compared to 53.8% in 2019, mainly driven by the decline in economic activity levels and the intervention in the prices of utility services.

The domestic public sector recorded a primary deficit of Ps.1,750 billion, accounting for approximately 6.5% of GDP.

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

According to BBVA Research estimates, the Argentine financial system is expected to stagnate in the coming years, with private loans and total deposits to GDP ratios of approximately 11.7% and 17.7%, respectively, for 2021.

The Argentine banking system remains largely unconsolidated, with significantly more financial institutions compared to other countries of the region, and with the top five banks concentrating only approximately 54% of the loan market share, compared to an average of 77% in other Latin American peers. As a result, we believe there is significant room for industry consolidation.

Trends related to BBVA Argentina

2020 was a challenging year for Argentina and BBVA Argentina. The Covid-19 pandemic worsened an already difficult economic and social situation, and the financial system, although robust in solvency and liquidity, was not immune to its consequences.

The Covid-19 pandemic has impacted the Bank’s operations, while also affecting the calculation of expected credit losses and the valuation of debt instruments issued by the public sector, by decreasing the financial margin and restricting the Bank’s ability to charge fees and commissions on certain activities.

On the fiscal side, the impact on tax collection and the government’s need to increase public spending to mitigate the impact of the economic downturn made the Treasury more dependent on the Central Bank’s capacity to inject money in the economy by issuing pesos. Thus, the expansion of the monetary base established the conditions for local currency deposit growth in real terms, which had been weak for the previous couple of years. The undesirable consequence of this policy was a constant downward pressure on the peso, as currency controls established in 2019 were stricter, and the Central Bank suffered a decrease in its level of foreign currency reserves that set the tone for additional regulation on foreign exchange transfers, including banks’ dividends, which disbursement was postponed until January 2021, and subsequently until June 2021.

The increase in the monetary base did not result in higher inflation primarily due to the economic stress caused by the Covid-19 pandemic, price controls fixed by the government and regulations on utilities prices which contributed to 2020 having a lower level of inflation than 2019. Consequently, during the first half of the year the Central Bank continued to decrease the level of interest rates started in the fourth quarter of 2019. In the second half of the year, the increase in inflation resulted in the termination or partial reversion of these measures.

Bank loans, as well as deposits, increased in 2020, fostered by the decrease in interest rates and by Central Bank regulations establishing an amount of subsidized credit lines for companies and individuals affected by the Covid-19 pandemic. In order to maintain the banks’ profitability, the Central Bank determined that a portion of these credit lines were to be financed by a decrease in the level of banks non-remunerated reserve requirements. As minimum time deposits were also regulated, the Central Bank offset the impact on banks’ results by allowing them to hold an additional part of the corresponding reserve requirements in Central Bank short term bills (Leliqs).

In 2020 a substantial portion of the assets and liabilities of banks became subject to increased regulation with respect to volume and prices, and we expect this trend to continue in 2021. For example, current regulations require banks to pay minimum interest rates for term deposits and keep maximum rates determined by the Central Bank for certain types of loans, mainly credit cards and SMEs loans.

Asset quality has been deeply affected by the Central Bank’s regulations. Waivers have been applied to different loan products, and flexibility has been granted in debtor classification by extending grace periods by 60 days before a loan is classified as non-performing. As a consequence, according to information from the Central Bank, delinquency ratios have declined during 2020. In 2021 the trend will depend on the evolution of the measures taken by the Central Bank.

Foreign currency deposits continued to decrease through 2020, but at a lower pace than during the last months of 2019. On the other hand, the lack of demand of US$ loans has allowed us to keep and even increase the high levels of liquidity in this currency. For 2021, we do not forecast a relevant change in this trend and we expect this activity to keep decreasing its importance in the Bank’s balance sheet structure.

During 2020, Argentina conducted a process to restructure its foreign currency debt. Local currency bonds were primarily not affected, even though some of them had had their payments postponed during the last months of 2019. These local currency bonds were finally redeemed in 2020. A process of yield curve normalization in local currency bonds started in the second quarter of 2020, and the Treasury was able to issue new bonds on a regular basis every month.

BBVA Argentina kept in its portfolio certain instruments, called Lelink, which are denominated in US$ but payable in local currency, and with an initial contractual maturity in December 2019. A postponement and a new schedule of payments for these instruments was announced in August 2019 under which 15% of the principal was to be paid at the original maturity, 25% in March 2020 and the remaining 60% in June 2020. Payments on this new schedule were suspended again in April 2020 with 60% of the principal still unpaid. In July 2020, the Treasury offered an exchange of the remaining balance of these instruments for inflation-adjusted instruments with maturities in 2023 and 2024 that the Bank accepted. The swap was executed at face value and without any haircut for the Bank.

During the last quarter of 2020, the Bank increased its inflation adjusted treasury bonds portfolio by approximately Ps.10,000 million, as a way of hedging against a higher inflation scenario. For the same reason, new purchases of these instruments could be made in 2021.

Notwithstanding the above, BBVA treasury holdings represent a low proportion of its balance sheet and exposure to public sector debt is lower (compared to assets or equity) than the average of banks in Argentina. We expect this trend to continue through 2021.

BBVA Argentina seeks to keep the strong pace it has shown during the last years in terms of customer growth (both commercial and retail) and its digitalization strategy, as the transformation process in which the Bank embarked a few years ago is a key component of our strategy. In line with this, the Bank will keep focus on tools like NPS (Net Promoter Score), which allows us to know the degree of satisfaction of our customers with our service and address the necessary steps to continue improving it. Regarding our digitalization strategy, the Covid-19 pandemic accelerated the adoption of digital tools by our customers, with a significant increase in the purchase of products through digital channels, as well as significant growth in app and desktop logins and wire transfers, which accelerated the transformation process the Bank had been developing since 2015, and which we expect to continue in the future.

In this context, BBVA Argentina’s management has emphasized the need of not only taking care of the business and managing volatility, but also on keeping both robust liquidity and solvency ratios.

The Bank intends to maintain its growth strategy in the coming years while maintaining strong levels of liquidity and solvency.

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

In addition, we act as trustee in 12 non-financial trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non-financial trusts at issue were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the trust assets. The trust assets represented Ps.356.8 million as of December 31, 2020 and mainly consisted of cash, creditors’ rights, real estate and shares.

F.	Tabular Disclosure of Contractual Obligations

The following table represents our contractual obligations and commercial commitments as of December 31, 2020:

	Payments due by period (in thousands of pesos)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations
Long-term debt	50,210,225	48,835,852	1,374,373	—	—
Operating leases	2,989,674	204,288	707,992	1,260,611	816,783

Total	53,199,899	49,040,140	2,082,365	1,260,611	816,783

Commercial commitments
Lines of credit	52,858,621	52,858,621	—	—	—
Foreign trade acceptances	5,238,515	5,238,515	—	—	—
Guarantees	841,908	735,642	41,048	64,500	718

Total	58,939,044	58,832,778	41,048	64,500	718

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

The corporate by-laws of BBVA Argentina state that the Bank’s management is led by a board of directors consisting of a minimum of three and a maximum of nine directors, who are elected by the shareholders to hold such office for a period of three years and who may be re-elected (the “Board” or the “Board of Directors”). The by-laws also provide for the appointment of alternate directors. According to the Bank’s by-laws, the Board shall meet at least once per month.

The table below indicates the names of the current members of our Board, their present position in the Board, their business background and the date of expiration of the period for which they were elected. According to regulation, the members of the Board whose appointment expired in December 2020, will remain as members of Board at least until the next shareholders’ meeting.

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

Jorge Delfín Luna	December 2022	Vice Chairman 1º	11/17/1958

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

Mr. Luna was elected Director in March 2017.

Alfredo Castillo Triguero (*)	December 2022	Vice Chairman 2º	06/19/1957

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

Mr. Castillo Triguero was elected Director in April 2016.

Juan Manuel Ballesteros Castellano (*)	December 2022	Regular Director	02/07/1963

Present principal occupation: regular director at BBVA Argentina.

Business experience: organization director at BBVA; and human resources director at BBVA.

Mr. Juan Manuel Ballesteros Castellano was elected Director in April 2016.

Gabriel Eugenio Milstein	December 2020	Regular Director	08/14/1958

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

Mr. Castro was elected Director in March 2003.

Adriana M. Fernández de Melero (*)	December 2022	Regular Director	04/02/1961

Present principal occupation: regular director at BBVA Argentina.

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

At the ordinary and extraordinary shareholders’ meeting held on May 15, 2020, Jorge Delfín Luna, Alfredo Castillo Triguero, Juan Manuel Ballesteros Castellano y Adriana María Fernández de Melero were reelected as Regular Directors.

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

Mr. Zarich joined the Bank in 1987.

Ernesto Ramón Gallardo Jimenez	2017	Director, Finance	10/05/1963

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

Mr. Kindt joined the Bank in 1994.

Leandro Alvarez	2020	Director, Engineering & Data	03/26/1970

Work Experience: Head of Solutions Development at Business Development Officer, Assistant Manager of Channels & Application Architecture; Regional manager for Latin America for the technological replacement of the bank branch systems where BBVA has been present (BBVA Aplica SA) and Assistant Manager of Channels and Markets.

Mr. Alvarez joined the Bank in 1994.

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

The aggregate amount of compensation paid by the Bank and its subsidiaries during the fiscal year ended December 31, 2020 to all directors and officers for services in all capacities, including salaries and bonuses, was Ps.747,735 million. This amount also included compensation accrued during 2019 and paid in 2020. Compensation in the amount of Ps.39,323 million accrued during 2020 and will be paid between 2021 and 2024. We hereby confirm that disclosure of the directors individual compensation is not required under the Argentine law. Moreover, Argentine legislation requires approval of an aggregate amount of Director’s compensation in the annual ordinary shareholders’ meeting.

During the fiscal year ended December 31, 2020 and 2019, the Bank did not pay, set aside or accrue any amount as contribution to pension plans.

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

At the ordinary and extraordinary shareholders’ meeting of BBVA Argentina held on May 15, 2020, the following members were appointed to the Supervisory Committee:

Expiration of term
Regular	Mario Rafael Biscardi	December 31, 2020
	Gonzalo José Vidal Devoto	December 31, 2020
	Alejandro Mosquera	December 31, 2020

Alternate	Julieta Paula Pariso	December 31, 2020
	Lorena Claudia Yansenson	December 31, 2020
	Daniel Oscar Celentano	December 31, 2020

Both the regular and alternate members of the Supervisory Committee as of December 31, 2020 had represented, in their capacity as lawyers, to the Bank that: (a) they performed or were prepared to perform the function of legal advisors with the professional independence required by technical resolution No. 15 of the Argentine federation of professional councils in economic sciences; (b) they were members of Biscardi & Asociados S.R.L. and qualify as “independent” according to General Resolution No. 622 (New Text 2013), and (c) they had disclosed all the information required by the CNV regarding their professional relations with the Bank.

Below is some background information of the current members of the Supervisory Committee.

•

Mario Rafael Biscardi: Lawyer, member of Biscardi & Asociados S.R.L.; member of the Supervisory Committee of: Banco BBVA Argentina S.A.; BBVA Broker S.A; Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.;

•

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

Audit Committee (I)

According to Board’s resolution dated February 18, 2020, BBVA Argentina has an Audit Committee (I) to comply with the provisions set out by the Central Bank in its Communication “A” 6552 , whose current composition is as follows:

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

•	regularly control compliance with the independence rules applicable to external auditors.

Audit Committee (II) (as per Law No.26,831, which complies with NYSE Listing Standards)

According to Board’s resolution dated April 28, 2020, BBVA Argentina has an Audit Committee (II), whose current composition is as follows:

Members:	Juan Manuel Ballesteros Castellano
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

Nomination and Remunerations Committee

According to Board’s resolution dated October 29, 2019, BBVA Argentina has a Nomination and Remunerations Committee, whose current composition is as follows:

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

Special Committees of the Bank´s Management

The Bank has the following special committees:

•	Management Committee

As of the date hereof the Management Committee consists of: (i) Martín Ezequiel Zarich; (ii) Gustavo Alonso; (iii) Juan Christian Kindt; (iv) Gustavo Fernández; (v) Ernesto Ramón Gallardo; (vi) Gerardo Fiandrino; (vii) Leandro Alvarez; (viii) Carlos Elizalde and (ix) Eduardo González Correas.

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

The Information Technology Committee is responsible for the institutional treatment of the policies, goals and planning of the information systems area, and as of the date of this annual report consists of: (i) Leandro Alvarez; (ii) Rubén Stempellato; (iii) Gabriel Eugenio Milstein; (iv) Analia Gonzalez; (v) Miryam Quercia; (vi) Daniel Neme; (vii) Lucrecia Eiriz,(viii) Verónica Redlich, (ix) Rubén Lauriente and (x) Alberto Ocampo.

The Information Technology Committee meets quarterly.

•	Disclosure Committee

As of the date of this annual report, the Disclosure Committee consists of: (i) the financial director Ernesto Ramón Gallardo; (ii) the legal services director, Eduardo González Correas; (iii) the accounting manager, Carlos Reinaudo; (iv) the investor relations manager, Inés Lanusse; (v) the responsible of investors and rating agents Patricio Javier Kelly ; (vi) the risks director, Gerardo Fiandrino and (vii) the manager of banking and institutional business Rocío Carreras.

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

The Asset Laundering and Terrorism Financing Prevention Committee as of the date of this annual report consists of: (i) two directors, Oscar Miguel Castro, who is the compliance officer on money laundering prevention before the anti-money laundering organism (Unidad de Información Financiera) and Gabriel Eugenio Milstein, (ii) the director in charge of the regulatory compliance area, Mónica Etcheverry, manager in regulatory compliance; (iii) the official in charge of the compliance area processes, Adriana Scorza and (iv) the responsible for the money laundering prevention area Federico Maliandi.

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

•	Compliance Committee

The Compliance Committee consists of: (i) the executive director, Martín Ezequiel Zarich; (ii) the compliance director, Mónica Etcheverry; (iii) the retail banking director, Gustavo Alonso; (iv) the financial area director, Ernesto Gallardo; (v) the legal services director, Eduardo González Correas; (vi) the risks director Gerardo Fiandrino and (vii) the internal audit director, Adolfo Rivera Guzmán, who attends as an observer with voice but without vote.

The main functions of the Compliance Committee are to:

•	set action plans and continuously review their progress;

•	contribute to preserve the corporate integrity of BBVA Argentina, ensuring the effective application of the Code of Conduct and the Regulations of Conduct in the Capital Markets;

•

encourage and promote a culture of ethics and integrity, promote the adoption of necessary measures to resolve queries, concerns, suggestions in relation to compliance and application of the Code of Conduct as well as ethically questionable actions that may arise in the context of the Bank’s operations;

•	promote and monitor the operation and effectiveness of the Whistleblower Channel and the review of its most significant cases;

•	ensure compliance with the provisions of the Protection of Users of Financial Services, considering the claims submitted by users and adopting actions that mitigate their occurrence;

•	assume the necessary commitments and agree on actions to carry out prevention systems, in coordination with the Responsible for the Prevention of Money Laundering and Terrorism Financing; and

•	promote training and raise awareness about the importance of compliance with the Code of Conduct and the Compliance Committee’s actions.

The Compliance Committee meets on a monthly basis.

•	Risk Management Committee

This committee consists of the risks director, the retail risk and process transformation manager, the wholesale risks manager, the internal risk control manager, a member of Internal Risk Control as Technical Secretariat, the manager of financial risks and reporting, all of them as permanent participants; the Executive Director; the Head of the subject area; the C&IB Director and/or the Manager of Global Transactional Banking and/or the Manager of Global Markets Argentina; the Commercial Director and/or the Retail Coordination Manager and/or the Business Coordination Manager; all of them as Guests and the Business Development Director and/or the Business Implementation Manager as Lecturer.

The main purpose of the Risks Management Committee is to:

•

approve any transactions and financial programs of clients which exceed the powers granted to the credit risk, financial institutions and issuer risk committee, and any other matter solved outside the regional scope. Any and all transactions which may result special or exceptional may be dealt with by such committee;

•	approve refinancing, cancellations and penalties for individual or corporate clients;

•	approve the operations of non-delegated risks (risks concerning means of communications, public importance, political parties, trade unions or associated companies of the Bank or its members);

•	treat the proposal for delegation of powers that will then be submitted to the Board for approval;

•	approve the Specific Risk Management Framework annually and periodically monitor the evolution of the metrics defined therein;

•

define and approve the necessary strategies, manuals, policies, practices and procedures to identify, evaluate, measure and handle the risks to which the entity is exposed to (credit, market, structure, liquidity, operational risks, among others);

•	approve credit policies, rating tools and models and campaigns of pre-approved items or massive campaigns);

•	approve the limits of asset allocation and stress tests;

•	call the Crisis Committee if necessary;

•	submit to the Board those issues required by the local regulator;

•

presentation and analysis of periodic management reports, which must subsequently be submitted to Senior Management and the Board. These reports should include the main aspects of the management of all the risks of the entity;

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

The Assets and Liabilities Committee consists of: (i) the executive director; (ii) the business development director; (iii) the financial director; (iv) the risks director; (v) the commercial director; (vi) the corporate & investment banking director; (vii) the Financial Management Manager, all of them as permanent participants; (viii) the BBVA Research director; and (ix) the financial risks manager and reporting, all of them as guests.

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

Main Responsible Officer: Germán Adolfo Salse

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

Main Responsible Officer: Juan Antonio Calderón

Alterante Responsible Officer: Victor Fabian Garibotto

Advisors

All internal legal advice is provided to the Bank by its own legal services department.

D.	Employees

The following table shows the breakdown of our full-time payroll employees as of December 31, 2020, 2019 and 2018:

	As of December 31,
	2020	2019	2018
Main office	3,118	3,826	3,568
Branches	2,901	2,495	2,521

Total	6,019	6,321	6,089

Our employees are represented by a national bank union with optional membership. As of December 31, 2020, 2,457 employees were unionized. The union negotiates a collective bargaining agreement to establish minimum salaries for all of its members. We have not experienced any conflicts with the union for over 20 years and we consider relations with our employees to be satisfactory.

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

As of February 28, 2021, Gabriel Eugenio Milstein (Regular Director), Gustavo Alonso (Commercial Director) and Gustavo Osvaldo Fernández (Talent & Culture Director) own shares in BBVA Argentina. The ownership of each of them represented less than 1% of the capital stock of the Bank. The shares owned by these persons do not have different voting rights.

None of our directors or our remaining senior executives own shares or options on shares of BBVA Argentina.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 28, 2021, by each person who, to our knowledge, beneficially owns more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned at February 28, 2021
Beneficial Owner	Number of Shares	Percentage of Shares Outstanding
Banco Bilbao Vizcaya Argentaria S.A.	244,870,968	39.97%
BBV América SL (1)	160,060,144	26.13%
The Bank of New York Mellon (2)	99,307,764	16.21%
Administración Nacional de Seguridad Social	42,439,494	6.93%

(1)	BBV América S.L. is under the control of BBVA.
(2)	As holder agent of ADSs.

Our capital stock at December 31, 2020 was 612,659,638 shares. As of such date, BBVA had an equity interest in the Bank of 66.55%.

On October 9, 2019, the CNV issued Resolution No. 20,484/2019 approving the merger of BBVA Francés Valores S.A. into the Bank. As a result, the Bank was authorized to issue 50,441 ordinary shares, with a nominal value of Ps.1 and entitling to one vote each to be delivered to BBVA Francés Valores S.A.’s minority shareholders. As of the date of this annual report on Form 20-F, the merger and the capital increase are still in the process of being registered with the IGJ.

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

As of December 31, 2020, according to our records 14 holders of ordinary shares and 26 registered holders of ADSs (in accordance with the records of the Bank of New York Mellon (“BoNY”), as depositary for the ADSs) have an address in the United States, representing 20.79% of our issued and outstanding ordinary shares.

B.	Related Parties Transactions

The following table presents the aggregate amounts of total financial exposure of BBVA Argentina to related parties for the two-month period ended February 28, 2021 and for the fiscal year ended December 31, 2020. Related parties include controlled companies, controlling shareholders and entities under common control, key management and directors and associated entities.

The financings described below (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

	February 28, 2021					December 31, 2020
Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Controlled, Controlling and Under Common Control Entities
BBVA and subsidiaries	2,444,493	—	2,208,233	—	Guarantees given and correspond- dents	2,593,202	—	1,231,048	—	Guarantees given and correspond- dents
BBVA Asset Management S.A.	1,628,032	32.73%	1,628,032	32.73%	Other loans, credit card loans and equity investment	1,448,248	32.73%	1,448,248	32.73%	Other loans, credit card loans and equity investment
Consolidar AFJP S.A. (undergoing liquidation proceedings)	28,031	—	28,031	—	Other loans, guarantees given and equity investment	33,615	—	27,547	—	Other loans, guarantees given and equity investment
PSA Finance S.A.	2,410,206	48.84%	2,410,206	48.84%	Advances, call money, other loans and equity investment	2,021,461	47.72%	2,021,461	47.72%	Advances, call money, other loans and equity investment
BBVA Consolidar Seguros S.A.	550,113	32.73%	550,113	32.73%	Credit card loans, other loans and equity investment	518,383	32.73%	499,437	32.73%	Advances, credit card loans, other loans and equity investment
Play Digital S.A.	76,830	25.43%	73,944	27.13%	Credit card loans and equity investment	163,741	26.04%	76,808	26.04%	Credit card loans and equity investment
Volkswagen Financial Services S.A	4,517,225	35.68%	4,341,502	37.68%	Credit card loans, other loans, call money and equity investment	4,574,830	24.22%	4,534,644	34.59%	Credit card loans, other loans, call money, advances and equity investment
Associated Entities
Rombo Cia Financiera S.A.	1,714,438	93.56%	1,714,438	93.56%	Advances, loans, other loans and equity investment	2,435,324	31.00%	1,665,895	84.68%	Advances, call money, other loans, guarantees given
Key Management Personnel (3)	51,418	55.00%	51,418	55.00%	Credit card loans, personal loans, other loans, advances and real estate mortgage	48,960	55.00%	41,508	55.00%	Credit card loans, personal loans, other loans, advances and real estate mortgage

(1)	Largest amount during the period indicated.
(2)	In thousands of pesos.
(3)

Key management personnel includes those having the authority and responsibility for planning, managing and controlling the Bank’s activities, whether directly or indirectly. Based on this definition, the Bank considers the members of the Board of Directors as key personnel.

The transactions included in this section (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

As of December 31, 2020, the Bank did not have outstanding any financial assistance from BBVA.

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

Dividends

In Argentina, financial institutions may distribute dividends provided that (i) they are not covered by the terms of sections 34 “Regularization and recovery” and 35 bis “Institution restructuring to safeguard lending and bank deposits” of the Law on Financial Institutions (Law No. 21,526); (ii) they are not receiving financial assistance from the BCRA; (iii) they are not in arrears or non-compliance with the information regime established by the BCRA; (iv) they meet minimum capital requirements and cash requirements; and (v) they have complied with the additional capital margins applicable to it as provided for in Section 4 (Additional Capital Margins) of the BCRA’s Structured Income Distribution text.

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

Amounts available for dividend distributions are determined pursuant to Argentine law and IFRS-BCRA. As a result, dividends may be paid when the Bank has no income as determined under IFRS-IASB and, conversely, dividends may not be payable even if the Bank has income as determined under IFRS-IASB.

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

The Bank’s Board of Directors resolved to propose for shareholder approval the payment of a cash dividend of Ps.2,500 million for the year ended December 31, 2019. The ordinary and extraordinary shareholders’ meeting was initially called for April 7, 2020 and was rescheduled to May 15, 2020 as a virtual meeting due to the Covid-19 pandemic. The Board of Directors of the Bank decided to propose for the approval of the extraordinary general meeting of shareholders held on November 20, 2020, the partial withdrawal of the optional reserve to be applied to the payment of a supplementary dividend in the amount of Ps.12,000 million.

Communication “A” 6886 provides that financial institutions must have the formal authorization of the BCRA before making dividend distributions. In such authorization process, the Superintendence of Financial and Exchange Entities will take into account, among other elements, the potential effects of the application of International Accounting Standards according to Communication “A” 6430 (point 5.5. of IFRS 9) and the restatement of financial statements provided by Communication “A” 6651.

As a result of the Covid-19 pandemic, the Central Bank issued Communication “A” 6939 whereby the distribution of dividends by financial institutions was suspended until June 30, 2020. Communication “A” 7035 extended such restriction until December 31, 2020, which was subsequently extended to June 30, 2021 by Communication”A” 7181.

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

	Pesos Per Ordinary Share (1)
	High	Low
April 2021 (through April 12, 2021)	135.95	130.00
March 2021	150.40	129.90
February 2021	153.20	136.25
January 2021	155.65	135.50

Year ended December 31, 2020	188.85	69.40
Fourth quarter	175.10	122.30
December 2020	170.35	143.35
November 2020	175.10	136.25
October 2020	157.00	122.30
September 2020	148.60	117.65
Third quarter	188.85	117.65
Second quarter	174.40	73.70
First quarter	156.50	69.40

Year ended December 31, 2019	183.45	80.55
Fourth quarter	148.50	81.15
Third quarter	183.45	80.55
Second quarter	163.00	114.40
First quarter	174.30	134.15

Year ended December 31, 2018	170.50	89.00
Year ended December 31, 2017	157.00	87.00
Year ended December 31, 2016	119.00	78.50

(1)	Pesos per ordinary share data reflect nominal prices at trading date.

Source: BYMA.

The ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York Mellon, as depositary. Each ADS represents three ordinary shares. The table below shows the quarterly high and low closing prices of the ADSs in dollars on the NYSE for the periods indicated.

	Pesos Per ADS (1)
	High	Low
April 2021 (through April 12, 2021)	2.79	2.64
March 2021	3.07	2.54
February 2021	3.15	2.71
January 2021	3.21	2.69

Year ended December 31, 2020	5.77	2.27
Fourth quarter	3.57	2.32
December 2020	3.57	3.10
November 2020	3.51	2.63
October 2020	2.69	2.32
September 2020	3.44	2.41
Third quarter	4.62	2.41
Second quarter	4.53	2.30
First quarter	5.77	2.27

Year ended December 31, 2019	13.97	3.06
Fourth quarter	6.11	3.06
Third quarter	12.44	3.90
Second quarter	11.34	7.67
First quarter	13.97	9.14

Year ended December 31, 2018	26.60	7.18
Year ended December 31, 2017	25.54	15.30
Year ended December 31, 2016	23.10	16.50

(1)	Source: BoNY Mellon Depositary.

Trading on the BYMA

In Argentina all publicly offered securities must be traded on markets authorized by the CNV. At the end of 2020, the four principal authorized markets in Argentina were the Bolsas y Mercados Argentinos-BYMA (for equity and fix income), the Mercado Abierto Electrónico-MAE (for fix income and derivatives), the Mercado a Término de Buenos Aires-MATBA (for commodities and derivatives) and the ROFEX (for commodities and derivatives).

The BYMA, founded as the BCBA in 1854, is the oldest and largest equity market in Argentina. Usually, the overwhelming majority of all Argentine equity trades take place on the BCBA.

We were one of the first companies listed on the BCBA (now the BYMA), quoting since 1888. Currently our shares are listed on the BYMA under the ticker BBAR. Since 1993 our shares have also been listed on the NYSE in the form of ADS under the ticker BBAR and, since December 1999, our shares have also been listed on the Madrid Stock Exchange under the ticker XBBAR. We cannot give assurance that a public market in the United States for the ADSs will continue to exist.

As of December 31, 2020, the shares of 91 Argentine companies were listed on the BYMA, excluding investment funds. In 2020, 6.2 million shares were traded on BYMA, more than double of the 2.96 million traded in the previous year. However, the effective volume in US$ was only US$3,694 million, 18.3% less than in 2019, due to the depreciation of the peso. See “Instituto Argentino de Mercado de Capitales.”

All the agents authorized by the CNV can conduct transactions in the authorized markets. These agents must be affiliated with BYMA (stock market continued by BYMA) if they want to trade on this market. Trading on the BYMA is conducted through three different trading systems:

•	the “Millennium”;

•	the “Senebi”; and

•	the “Sistaco”.

The operations at the electronic auction system called the “Millennium” start from 11:00 A.M. and end at 5:00 P.M. each business day. Each broker inserts both its buying and selling orders while the system matches the transactions. Millennium has been considered a single market. The system allows for the trade of securities, public bonds, private bonds, futures and derivatives.

The Buenos Aires Stock Market’s trades are made through an electronic Senebi Market System (the “Senebi”) that operates from 11:00 A.M. to 5:00 P.M. each business day. Member Agents operate on their own, arranging transactions through direct negotiations. Any transactions must be informed by the BYMA agents for their disclosure, registration and publication. The transactions arranged and registered in Senebi are considered unsecured and, consequently, do not enjoy the backing of the Mandatory Guarantee Fund Constituted by BYMA. Additionally, such transactions are made through an electronic Sistaco Market System (the “Sistaco”) that operates from 11:00 A.M. to 5:00 P.M. each business day. That allows Brokers of Negotiable Securities (ACVN) to inform BYMA, the occurrence of business on negotiable securities, in the systems that the ACVN manages, in which it links authorized intermediaries that are later confirmed for subsequent registration in the segment Senebi or agree in the PPT. In all markets, the operations can be executed in pesos or dollars from local accounts or foreign accounts.

As of December 31, 2020, the market capitalization of the 91 domestic companies listed on the BYMA was approximately US$112.1 billion. At the same time, the market capitalization of the domestic companies totalled US$28.8 billion.

The following table summarizes certain historical information about the BYMA.

	December 31,
	2020	2019	2018
Market capitalization (US$ billion)	112.1	176.3	285.4
Number of companies listed	91	90	95
Rate of return in US$ (1)	(12.50)%	(13.17)%	(50.20)%
Market/book ratio (2)	0.94	1.11	1.87

(1)	Based on the Merval Index
(2)	Estimated

Source: BYMA and Instituto Argentino de Mercados de Capitales (IAMC).

Market Regulation

In November 2012, the Argentine Congress passed Law No. 26,831 (the “Capital Markets Law”), which abrogated Law No. 17,811 enacted in 1968. In July 2013, the Argentine executive branch issued implementing Decree 1023/2013, and in September 2013, the CNV issued a new set of rules further implementing and administering the requirements of the Securities Law (General Resolution 622/2013 and, together with Decree No. 1023/2013, the “CNV Rules”).

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

The CNV enforces the Securities Law, with the power to impose sanctions. The CNV may declare acts which are under its supervision null and void, without the need of prior administrative proceedings, when such acts were contrary to the Securities Law. The courts reviewing the decisions of the CNV are the commercial courts instead of the administrative law courts.

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

At the ordinary and extraordinary shareholders’ meeting held on April 24, 2019, our shareholders approved an amendment to section 1 and 3 of the corporate by-laws in order to change the company name, allow the Board to issue corporate bonds without the prior delegation of the shareholders’ meeting, the exercise of preemptive rights in accordance with the prospectus in case of a capital increase and the elimination of the accretion right. This amendment was registered before the Public Registry of Commerce on October 17, 2019 under No. 21332, Book 97 of Corporations. A copy of our by-laws as currently in effect was filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2019.

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

Our by-laws do not contain any provisions related to sinking funds or potential liability of shareholders of BBVA Argentina to make additional contributions.

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

The regime applicable before September 1, 2019, provided by Communications “A” 5850, 6037 and 6163 and Resolution No. 3,821 in relation to the purchase of external assets by Argentine residents - individuals and national companies - for investment purposes (a practice commonly known as hoarding) and for travel, tourism and family assistance, was characterized by the following:

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

The dividends or profits distributed by subjects under article 73 (capital companies and permanent establishments) and the interest or accruals from securities, bonds, investment fund participations and other financial instruments will be applied to the fiscal year in which they may have been: (i) made available or paid, whichever occurs first; or (ii) capitalized, provided the securities foresee interest or accrual payments within terms of up to one year.

So far these rules have not been subject to regulations or interpreted by the executive power or authority of application.

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

According to the changes made by the amendment to article 26 paragraph u) in 2019 Decree No. 824/2019 of the Income Tax Law, the following will be exempted from tax:

•

The capital gains from purchase and sale, exchange, swap or disposal transactions of shares, securities representing shares and share deposit certificates, held by natural resident persons and undivided estate established in the Argentine Republic, provided those transactions are not attributable to subjects comprised in paragraphs d) and e) and in the last paragraph of article 53 of the law.

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

Also, in the case of corporate stocks or shareholdings, the percentage value was reduced from 0.50% to 0.25% by the law indicated above. However, on December 23, 2019, the Congress passed the Law No. 27,541 “Solidarity and Productive Reactivation Law as a part of Public Emergency, modifying again the tax rate to 0.50%.

In 2021, the Bank expects to make payments on account of its shareholders in connection with Personal Property Tax due with respect to assets held as of December 31, 2020.

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

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year 2020. However, because our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25-percent-owned equity investments) from time to time, and because our analysis of our PFIC status is based upon certain proposed Treasury regulations, including those which are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994, which may not be finalized in their current form, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder owned ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year and an interest charge would be imposed on the resulting tax liability for each such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner. Certain elections (including a mark-to-market election) may be available to U.S. Holders that may result in alternative treatments if we were a PFIC for any taxable year. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

The General Risks Policy expresses the levels and types of risk that the Bank is willing to take to carry out its strategic plan, with no relevant deviations, even under stress conditions.

To achieve its goals, the Group uses a management model with two principles for the decision-making process:

•	Prudence: materialized in relation to the management of the various risks acknowledged by the Bank.

•	Anticipation: refers to the adaptation capacity of risk management.

This process aims to be adequate, sufficiently proven, duly documented and periodically reviewed based on the changes of the Bank’s risk profile and the market.

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

•

Non-Financial Risk: It primarily refers to Operational Risk, defined as losses caused as a result of: human errors, inadequate or defective internal processes, inappropriate behavior in front of clients, in the markets or against the Bank, failures, interruptions or deficiencies in systems or communications, inadequate data management, legal risks, or as a consequence of external events, including cyber-attacks, fraud committed by third parties, natural disasters and deficient service provided by suppliers.

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

Risk Appetite

The Bank’s risk appetite is approved by the Board of Directors, which determines the risks and the level of risks that it is willing to assume to achieve the business objectives. These are expressed in terms of solvency, profitability, liquidity and financing, or other metrics.

The risk appetite statement of BBVA Argentina is as follows:

“BBVA Argentina’s risk policy is focused on promoting a universal, multi-channel and responsible banking business model, based on values, committed to sustainable development and operational excellence, and focused on the needs of our clients. To achieve these objectives, the risk model is aimed at maintaining a moderate risk profile, a robust financial position and a solid risk-adjusted return throughout the cycle, as the best way to face adverse situations without compromising our strategic goals. Risk management is based on prudent management, a comprehensive view of all risks, a diversification of portfolios by geographies, asset classes and customer segments and the maintenance of a long-term relationship with the client, contributing, in this way, to profitable and sustainable growth and the generation of recurring value.”

Credit Risk Ratios and Performance

At December 31, 2020 the non-performing loan ratio was 1.50%, while the coverage ratio was 245%, compared to 3.58% and 148%, respectively, at December 31, 2019. The evolution of these ratios reflect (i) that the Bank started 2020 with a portfolio with high levels of allowances, mainly due to certain management adjustments applied in 2019; (ii) the improvement of arrears; (iii) the good performance of the Bank’s credit quality during 2020; (iv) the write-off of our main defaulting wholesale customer (Molinos Cañuelas) and the collection of the debt from another important defaulting customer (BGH). A reduction of stage 3 loans was observed during 2020 due to the deferral measures adopted by the Central Bank in response to the Covid-19 pandemic.

BBVA is one of the banks with the lowest non-performing loan ratio in the Argentine financial system (source: BCRA).

Management Units

The different risk units provide support to the management of commercial banking entities, regarding admission, monitoring and recovery of credits. The model has been configured on the basis of the Bank’s business structure.

Retail Risks

Retail Risks is responsible for the management of retail customers, including admission through predictive / statistical tools, both reactive and behavioral, the admission of special cases, the administration of tools and policies, portfolio monitoring, and the recovery process. The Bank assumes retail credit risk as it maintains contractual obligations with private customers.

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

With respect to monitoring, detailed study of the portfolio, risk strategy and control over risk monitoring and actions on market changes are maintained. Additionally, we seek to maintain a transversal vision that encourages the identification and dissemination of best practices in retail risk management, as well as the identification of business opportunities and improvement paths.

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

As a result of the challenging environment arising from the Covid-19 pandemic, the prudence and risk containment frameworks have been intensified in all areas and management levels.

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

In the Risk Monitoring area, and due to the challenging environment caused by the Covid-19 pandemic, all preventive management and monitoring measures were intensified adding new measures to those used traditionally. We continue to carry out a proactive control process, by using an alert system and maintaining fluent communication with the commercial areas, which allowed us to anticipate the detection of payment issues. To reinforce this concept, we have developed an ambitious plan that consists of visiting all of our clients throughout the country. Also as part of the end-to-end process that we have already mentioned, the Monitoring area is integrated with the Recovery Management area to improve the recovery process.

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

At the end of 2020, the gross counterparty risk amounted to Ps.23,656 million. Net counterparty risk reached Ps.19,057 million. The calculation of the net counterparty risk includes the reverse repurchase agreement operations.

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

During 2020, both indicators were within the limits approved by the Board of Directors.

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

The methodologies for capital calculation of the following risks are defined following the guidelines established by the Basel Committee:

•	credit risk;

•	concentration risk;

•	market risk;

•	interest rate risk;

•	operational risk;

•	reputational and strategic risk;

The distribution of economic capital for October 2020 consumption by type of risk is as follows:

•	credit risk and concentration risk: represent 60% of the total economic capital;

•	operational risk:15%;

•	interest rate risk:11%;

•	market risk: 11%; and

•	other risks: 6%.

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

Non-Financial Risks

BBVA Argentina’s control model aims to anticipate the relevant risks during the operational risk life cycle (admission, monitoring and mitigation), with a model of three lines of defense, which allows its management in the different areas.

The first line of defense is the Business and Support Areas, which is in charge of managing the operational risks related to products, activities, processes and systems. These Areas also have a Risk Control Assurer (RCA) that is responsible for ensuring the adequate management of operational risk, extending the methodology for identifying risks, promoting and establishing mitigation measures and necessary controls in the processes and operations performed and outsourced by the Areas and monitoring their adequate implementation.

The second line of defense is comprised of: (i) the Non-Financial Risks Area, which is responsible for the design and maintenance of the operational risk management model, and for assessing the degree of application in the different Areas; (ii) the Risk Control Specialists (RCS), who define the framework for the mitigation, control and monitoring in their field of specialty and across all areas where operational risks under their control may materialize; and (iii) the Responsible Business Area, which is responsible for controlling and monitoring reputational risk resulting from operational events.

The third line of defense is Internal Audit, which conducts an independent review of the control model, verifying compliance and effectiveness of the established policies and provides independent information to the Corporate Control Committee.

The methodology for the management of non-financial risks is based on the identification of the Bank’s operational processes and the operational risks to which they are exposed, evaluating their criticality and managing their mitigation, where appropriate. This management process was developed through the use of various tools for the admission of new businesses, products and services, for their qualitative management (mapping of processes, risks and controls) and quantitative (base of operating losses) and the application for management of subcontracting.

It is a comprehensive operational risk management model, designed in accordance with international standards, which allows it to adapt to the environment and internal requirements.

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

The structure of measurement and control of the market risk includes a scheme of limits and alerts in terms of economic capital, VaR (value at risk), stress VaR, monthly and annual stop loss and internal sub-limits. In order to measure and manage market risk, BBVA Argentina uses a historical Value at Risk (“VaR”) model, which estimates the maximum loss that may occur in the trading portfolio at a given confidence interval of 99% and a time horizon of one day.

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

The following charts show the Bank’s VaR and Risk Factor evolution during 2020.

The following tables show the evolution of VaR during the last three years.

Daily Trading VaR at BBVA Argentina (in millions of pesos)

	2020	2019	2018
Average	226.41	81.60	22.86
Minimum	27.42	11.55	4.97
Maximum	431.58	273.42	97.37
At December 31	225.50	43.57	49.36

Daily Trading VaR – Categories (in millions of pesos)

Interest Risk VaR	2020	2019	2018
Average	108.68	71.97	19.00
Minimum	6.97	8.26	3.13
Maximum	406.57	234.32	93.76
At December 31	237.23	43.99	49.90

Exchange-rate Risk	2020	2019	2018
Average	187.62	25.85	9.64
Minimum	2.93	0.85	0.28
Maximum	377.09	155.02	37.98
At December 31	137.98	3.92	2.65

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

•

Historical scenarios: The historical scenario used as reference for this stress test is the year 2019. The uncertainty due to the change of government in August 2019 generated a high impact on the behavior of financial markets, which implied high volatility of prices and interest rates.

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

For price determination, the use of market information is prioritized. If not possible, pricing through internal models is established, considering the availability of data with which to develop inputs that represent the assumptions that markets participants would use when pricing the asset. For instance, fixed income securities are priced with the discounted cash flow model using market yield curves, technical value or last market price with the addition of accrued interest.

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

December 31, 2020
Change in base interest rates and adjust rates (basis points)	Net portfolio value	Percentage change	Net interest and adjust income	Percentage change	Net income of adjustable portfolio	Percentage change
(in millions of pesos, except percentages)
500	31,693.1	(0.52)%	97,984.4	4.37%	2,037.1	(12.37)%
0	31,858.4	0.00%	93,883.5	0.00%	2,324.6	0.00%
(500)	32,031.2	0.54%	89,825.4	(4.32)%	2,617.4	12.59%

Based on our position at December 31, 2020, and assuming a hypothetical, immediate 500 basis points increase in interest rates affecting all interest rate sensitive assets and liabilities, we estimate our net portfolio value would be reduced by Ps.165.3 million and our net interest income would be increased by approximately Ps.4,100.9 million.

Foreign Exchange Risk

As of December 31, 2020, as part of our asset and liability management, we aimed to minimize the impact on results of foreign exchange rate fluctuations by maintaining excess balances of assets over liabilities denominated in dollars. The following table shows the estimated effect on net income of a 10% variation in the value of the peso against all other currencies:

Peso against all other currencies	Effect on net income based on our position as of December 31, 2020	Effect on net income based on our position as of December 31, 2019
	(in millions of pesos, except percentages)
10%	139	(236)
(10)%	(139)	236

For a description of the changes in exchange rates, see “Item 3. Key Information—Exchange Rates”.

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

Fees and charges for holders of American Depositary Receipts

The depositary for our ADRs is the Bank of New York Mellon (BNY).

Holders of our ADRs are generally expected to pay fees to BNY according to the following schedule:

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

Fees Paid by Depositary to the Company

BNY Mellon paid US$40,037.80 to BBVA Argentina in 2020.

- PART II -

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Effectiveness of Disclosure Controls and Procedures

As of December 31, 2020, the management of the Bank, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).

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

Based on this assessment, our management concluded that, as of December 31, 2020, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2020 has been audited by KPMG an independent registered public accounting firm, as stated in their report which is included further below in this annual report on Form 20-F.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Banco BBVA Argentina S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited Banco BBVA Argentina S.A. and its subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019 and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated April 15, 2021, expressed an unqualified opinion on those consolidated financial statements.

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

April 15, 2021

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Bank’s Board of directors has appointed Mr. Alfredo Castillo Triguero to serve on its Audit Committee II. The Bank’s Board of directors has concluded that Mr. Castillo Triguero is an audit committee financial expert as defined by the SEC based on his extensive audit experience.

ITEM 16B. CODE OF ETHICS

The BBVA Argentina Code of Conduct applies to all our management and employees, including the Executive Chairman, the Financial Director and other senior financial officers of the Bank. The Code of Conduct sets out the standards of behavior that should be adhered to so that the Bank’s conduct towards its customers, colleagues and the society are consistent with the Bank’s values. The BBVA Argentina Code of Conduct can be found on BBVA Argentina’s website at www.bbva.com.ar and can be accessed without charge.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees

Following is a summary of the fees to our independent external auditors for the years ended December 31, 2020 and 2019:

	2020	2019
	(in millions of pesos)
Audit fees	149.28	86.46
Audit-related fees	6.24	—
Tax fees	—	—
All other fees	0.14	—

Total fees	155.66	86.46

Audit fees are fees for professional services performed by KPMG for 2020 and 2019, respectively, for the audit and limited review of the Bank’s annual and quarterly financial statements and services that are normally provided in connection with statutory and regulatory filings. Audit-related fees consist of fees for assurance and related services performed by KPMG that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported as Audit fees. The Bank has approved policies and procedures for pre-approving all non-audit work that would be performed by the Bank’s external auditor. Specifically, the policies and procedures prohibit an accounting firm, including the Bank’s external auditor from performing any services for the Bank or its subsidiaries without the prior approval of Audit Committee (I) and Audit Committee (II).

Services

Since March 2017, KPMG has acted as the Bank’s external auditor. Its last appointment was approved by the ordinary and extraordinary shareholders’ meetings held on May 15, 2020.

The ordinary and extraordinary shareholders’ meetings held on May 15, 2020 designated KPMG as the Bank’s external auditor for the fiscal year 2020, with Mauricio G. Eidelstein (Registered in Professional Council of Economic Sciences of the City of Buenos Aires,) as the Bank’s auditor and Carlos Fernando Bruno and Marcelo Adrián Castillo as alternate auditors for the same period.

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

The CNV passed in May 2012 and in September 2013, General Resolution No. 606/12 (“GR 606/12”) and General Resolution No. 622/13 (“GR 622/13”), respectively, which set forth the corporate governance requirements which companies that publicly offer shares representing their capital stock in Argentina must adopt. Moreover, since December 2012, the Bank has a new corporate governance code (Código de Gobierno Societario, hereinafter the “CGS”) in accordance with Communication “A” 5201 and Communication “A” 6639, as amended, Communication “A” 7100 of the Central Bank, GR 622/13 and General Resolution No. 797/19 from the CNV.

NYSE Section 303A.11 requires that non-U.S. companies disclose any significant ways in which their corporate governance practices differ from U.S. companies under NYSE listing standards. In accordance with NYSE Section 303A.11, we describe below the relevant differences between BBVA Argentina’s corporate governance practices and NYSE standards for listed companies.

Director Independence

Under NYSE Section 303A.01, a NYSE-listed company must have a majority of independent directors on its board of directors.

Under Argentine law, the board is not required to consist of a majority of independent directors. However, when directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent. Since May 28, 2004, Argentine companies are required to have at least two independent directors appointed to the Audit Committee (I and II). Currently, the Board is composed of two independent directors.

Standards for Evaluating Director Independence

NYSE Section 303A.02 establishes general standards to evaluate directors’ independence (and no director qualifies as “independent” unless the board of directors affirmatively determines that such director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board of directors is also required, on a case by case basis, to express an opinion with regard to the independence or lack of independence, of each individual director.

To qualify as an “independent” or “non-independent” director, CNV standards are generally similar to NYSE standards.

Pursuant to CNV Rules, a director will be considered as “independent” if its main relationship with the listed company is his position as director of the board. He will be appointed taking into account his professional career, suitability, qualified knowledge, and criteria, economic and interest independence, considering also that he can perform his functions objectively and impartially.

For the purposes of this definition, it shall be understood under CNV Rules that a director does not qualify as “independent”, when one or more of the following circumstances are met:

(a)

he is a member of the board of directors of the parent company or another company belonging to the same economic group of the company through a pre-existing relationship at the time of his election, or during the immediately prior three years;

(b)

he is or has been associated with the company or any of the company’s shareholders that have a direct or indirect “significant participation” on the company, or with corporations with which such shareholders also have a direct or indirect “signification participation”; or if he ~~or she~~ was associated with any of them through an employment relationship during the last three years;

(c)

he has any professional relationship or is a member of a corporation that maintains frequent professional relationships of significant nature and volume, or receives remuneration or fees (other than the one received in consideration of his role as a director) from the company or the company’s shareholders that have a direct or indirect “significant participation” on the company, or with corporations in which such shareholders also have a direct or indirect “significant participation.” This prohibition includes professional relationships and affiliations during the immediately prior three years ~~prior~~ to his or her appointment as director;

(d)	he directly or indirectly owns 5% or more of the voting shares and/or capital stock of the company or any company with a “significant participation” in the company;

(e)

he directly or indirectly sells and/or provides goods and/or services (different from those accounted for in section c) above) on a regular basis and of a significant nature and volume to the company or to the company’s shareholders that have a direct or indirect “significant participation”, that result in proceeds that are higher than his remuneration as a director. This prohibition includes business relationships that have been carried out during the immediately prior three years to his appointment as director;

(f)

he has been a director, manager, administrator or principal executive of not-for-profit organizations that have received funds, for amounts greater than those described in section I) of article 12 of Resolution No. 30/2011 of the UIF and its amendments, from the company, its parent company and other companies of the same group of which the company is a party, as well as of its respective principal executives;

(g)

he receives any consideration, including through his participation in plans or stock option schemes, from the company or companies of the same economic group, other than the compensation paid to him for his role as a director, except dividends paid as a shareholder of the company in compliance with section d) above or the consideration received in compliance with section e);

(h)

he has served as member of the board of directors of the company, its parent company or another company belonging to the same economic group for more than ten years, except if such relationship ceased to exist during the three years immediately preceding the appointment; and

(i)

he is the spouse or legally recognized partner, relative up to the third level of consanguinity or up to the second level of affinity of persons who, if they were members of the board of directors, would not be independent, according to the above listed criteria.

In connection with the independence criteria above, references to “significant participation” refer to those individuals who hold shares representing at least 5% of the capital stock and or the voting shares, or a smaller amount if they have the right to elect one or more directors by share class or have other shareholders’ agreements relating to the government and administration of the company or its parent company.

Non-management Directors Meetings

Under NYSE Section 303A.03, non-management directors must meet at regularly scheduled executive meetings not attended by management. Neither Argentine law nor BBVA Argentina by-laws require that any such meetings be held.

Nominations Corporate Governance Committee

Under NYSE Section 303A.04, listed companies shall have a “nominations/corporate governance committee” comprised entirely of independent directors. GR 622/13, requires public companies to have a Nomination Committee. Moreover, pursuant to CNV standards, the person who nominates a director shall report at the shareholders’ meeting whether or not the nominee is an “independent person”, based on the criteria established by the CNV (which are substantially similar to NYSE standards).

Compensation Committee

Under NYSE Section 303A.05(a), listed companies have to have a compensations committee comprised entirely of independent directors. Under NYSE Section 303A.05(b), the compensations committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.05(b)(i). In addition, amendments approved by the NYSE in January 2013 require the charter to specify the rights and responsibilities of the compensation committee regarding the authority to retain advisers and to provide funding for such advisers. Certain specified factors must be considered regarding such advisers’ independence from management. GR 622/13, also requires for companies which publicly offer their securities to have a compensation committee.

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

Audit Committee (II)

Under NYSE Section 303A.06, listed companies must have an “audit committee” that complies with SEC requirements. The Audit Committee (II) of BBVA Argentina currently complies with SEC requirements and the standards of Law No. 26,831 as modified by Law No. 27,440.

Under NYSE Section 303A.07(a), the audit committee shall consist of at least three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period of time and at least one of its members shall have experience in accounting or financial administration. Argentine law also requires the audit committee to be comprised of at least three members. Pursuant to CNV’s standards, audit committee members are required to be conversant in business, financial, or accounting issues. CNV’s rules provide for the training of its members to carry out their duties and BBVA Argentina engages in this training.

Under NYSE Section 303A.07(a), if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board of directors shall determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee, and shall report its decision in the annual proxy statement of the company or in the company’s annual report filed with the SEC. No such provision regarding an audit committee member’s simultaneous membership on public companies exists under Argentine law or BBVA Argentina’s by-laws.

Under NYSE Section 303A.07(a), all members of the audit committee are required to be “independent”. In accordance with Law No. 26,831, a majority of the members of Audit Committee (II) must be “independent”.

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

The Bank publishes on its website, in the Shareholders and Investors Section, among others, any notices of relevant events; the Corporate Governance Code; the Bank’s bylaws or the composition of the Board of Directors and Senior Management.

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

Code of Ethics

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain. BBVA Argentina’s Board approved in December 18, 2003, as amended on August 25, 2015, the “Code of Conduct of BBVA Argentina and its group of companies in Argentina”, which applies to all management and employees, with no exceptions, the English translation of which is available to the public on BBVA Argentina’s website. See “Item 16B. Code of Ethics” above. BBVA Argentina believes that its Code of Conduct complies with NYSE requirements.

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

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of the financial statements filed as a part of this annual report.

ITEM 19. EXHIBITS

•	Index to Consolidated Financial Statements:

•	Index to Exhibits:

Exhibit Number	Description

1.1	Amended and Restated By-Laws (Estatutos) of Banco BBVA Argentina S.A. (*)

1.2	English translation of the Amended and Restated By-Laws (Estatutos) of Banco BBVA Argentina S.A. (*)

2.1	Description of Registrant’s Securities Registered under Section 12 of the Exchange Act

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Certification by CEO and CFO pursuant to Section 1350, as adapted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

(*)	Incorporated by reference to BBVA Argentina’s annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 27, 2020.

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

Date: April 15, 2021

BANCO BBVA ARGENTINA S.A. CONSOLIDATED FINANCIAL STATEMENTS, DECEMBER 31, 2020

Banco BBVA Argentina S.A.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Banco BBVA Argentina S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Banco BBVA Argentina S.A. and its subsidiaries (the Company) as of December 31, 2020 and 2019, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 15, 2021, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Provision for expected credit losses on financial assets at amortized cost and at fair value through comprehensive income, loan commitments and financial guarantees

As discussed in Notes 5.4 g) and 12 to the consolidated financial statements, the Company’s provision for expected credit losses (ECL) related to financial assets at amortized cost and at fair value through comprehensive income, loan commitments and financial guarantees was 21,038.8 million Argentine Pesos (Ps.) as of December 31, 2020. The Company measures the ECL of certain instruments on an individual basis using estimates of future cash flows. The Company measures the ECL for all other instruments on a collective basis using the variables Probability of Default (PD), Exposure at Default (EAD) and Loss Given Default (LGD) as well as estimates of certain future macroeconomic variables. The Company uses models and historical data in the determination of the PDs, EADs and LGDs.

We identified the assessment of the ECL related to financial assets at amortized cost and at fair value through comprehensive income, loan commitments and financial guarantees as a critical audit matter. It involved subjective and complex auditor judgement, as well as specialized skills and knowledge, due to the significant measurement uncertainty associated with the significant assumptions used in its estimation. In addition, the COVID-19 pandemic has negatively affected the economy and business activities in the country where the Company operates, which increased this measurement uncertainty as of December 31, 2020.

The following are the primary procedures we performed to address the critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of ECL, with the assistance of our credit risk specialists in the case of the collective ECL. This included controls related to (i) the development and approval of the overall ECL methodology, (ii) the validation of the PD, EAD, and LGD models, including the determination of the methodologies and assumptions used, (iii) the determination of the future macroeconomic variables used in the model, (iv) the assessment of the need for and measurement of qualitative adjustments to the collective ECL, (v) the calculation of the ECL estimates, and (vi) the estimation of future cash flows for financial instruments assessed on an individual basis.

We involved credit risk professionals with specialized skills and knowledge who assisted in (i) evaluating the Company’s ECL methodology for compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board, (ii) assessing whether certain models used in calculating the PD, EAD and LGD are suitable for their intended use by inspecting model documentation, assessing the conceptual soundness and ongoing performance as well as the methodologies used and certain assumptions, (iii) evaluating the future macroeconomic variables used in the models, and (iv) assessing the need for and measurement of qualitative adjustments to the ECL, including those used to account for the impacts of COVID-19, and (v) assessing the mathematical accuracy of the ECL calculation for a sample of loans. For a sample of loans evaluated on an individual basis, we assessed the ECL, including the estimate of future cash flows.

Measurement of fair value of difficult-to-value financial instruments

As discussed in Notes 4.3 and 40 to the consolidated financial statements, the Company has recorded Ps. 7,215.8 million of financial assets measured at fair value that were classified as Level 3 (‘difficult-to-value financial instruments’) as of December 31, 2020. A financial instrument is classified as Level 3 in the fair value hierarchy when its fair value is estimated using significant unobservable inputs. The Company’s difficult-to-value financial instruments consist of an equity investment, which is measured using a discounted cash flow model, and a related derivative, which is measured using a binomial option pricing model, both of which require a number of unobservable inputs.

We identified the measurement of the fair value of these difficult-to-value financial instruments as a critical audit matter. There was a high degree of auditor subjectivity and judgment involved in evaluating the models and methodologies used to estimate their fair value. Subjective auditor judgment was also required to evaluate the significant unobservable inputs to the models, such as projected Earnings Before Interest, Tax, Depreciation and Amortization and free cash flow, minority discount rate, weighted average cost of capital, terminal growth factor and volatility.

The following are the primary procedures we performed to address the critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the fair value measurement of the difficult-to-value financial instruments. This included controls related to (i) the development and approval and/or reassessment of the Company´s valuation models and methodologies, and (ii) the appropriateness, relevance and reliability of the significant inputs used to estimate fair values. In addition, we involved valuation professionals with specialized skills and knowledge who assisted in (i) assessing the compliance of certain valuation models and methodologies with International Financial Reporting Standards as issued by the International Accounting Standards Board, (ii) testing the Company’s process to develop the fair value of the difficult-to-value financial instruments, including evaluating whether the inputs are appropriate, relevant and reliable, and (iii) developing an independent fair value estimate of the difficult-to-value financial instruments and comparing it to the Company’s fair value estimate.

/s/ KPMG

We have served as the Company’s auditor since 2017.

Buenos Aires, Argentina

April 15, 2021

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020 AND 2019

(in thousands of Argentine pesos)

	Notes	December 31, 2020	December 31, 2019
ASSETS

CASH AND CASH EQUIVALENTS	8	152,040,070	212,733,025

FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS		12,616,460	15,424,483
Debt securities	9.1.	942,761	5,622,562
Derivatives	9.2.	3,877,749	4,148,248
Equity instruments	9.3.	7,795,950	5,653,673

FINANCIAL ASSETS AT AMORTIZED COST		349,113,843	280,486,554
Loans and advances to government sector		511	581
Loans and advances to central bank		6,005	23,695
Loans and advances to financial institutions	10.1.	1,755,198	6,902,232
Loans and advances to customers	10.2.	277,823,797	258,724,084
Reverse repurchase agreements	10.3.	48,686,967	—
Other financial assets	10.4.	20,841,365	14,835,962

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		127,572,351	61,543,514
Debt securities	14.1.	127,543,852	61,506,254
Equity instruments	14.2.	28,499	37,260

INVESTMENT IN JOINT VENTURES AND ASSOCIATES	16	1,442,345	1,410,346

TANGIBLE ASSETS		35,658,422	37,423,357
Property and equipment	17.1.	33,768,154	35,494,157
Investment properties	17.2.	1,890,268	1,929,200

GOODWILL AND INTANGIBLE ASSETS	18	1,553,897	1,061,983

INCOME TAX ASSETS		5,920,397	4,152,062
Current		487	35,639
Deferred	15.1.	5,919,910	4,116,423

OTHER ASSETS	19	6,880,802	3,791,770

NON-CURRENT ASSETS HELD FOR SALE	20	225,938	283,605

TOTAL ASSETS		693,024,525	618,310,699

The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020 AND 2019

(in thousands of Argentine pesos) (cont.)

	Notes	December 31, 2020	December 31, 2019
LIABILITIES

FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		188,694	4,974,233
Derivatives	21.1.	188,694	4,183,526
Trading liabilities	21.2.	—	790,707

FINANCIAL LIABILITIES AT AMORTIZED COST		528,244,795	457,814,875
Bank loans	22.1.	9,626,028	8,371,111
Deposits from government sector		5,628,415	3,999,990
Deposits from financial institutions		861,653	242,903
Deposits from customers	22.2.	471,733,196	395,993,904
Other financial liabilities	22.3.	39,226,721	39,242,734
Debt securities issued	23	1,168,782	9,964,233

PROVISIONS	24	6,027,601	7,234,088

INCOME TAX LIABILITIES		3,196,825	10,218,097
Current		3,157,486	10,218,097
Deferred	15.1.	39,339	—

OTHER LIABILITIES	25	40,823,216	23,252,497

TOTAL LIABILITIES		578,481,131	503,493,790

EQUITY
Share capital	26	612,710	612,710
Share premium		26,386,953	26,386,953
Inflation adjustment to share capital		18,640,670	18,640,670
Reserves		119,196,249	92,525,638
Accumulated loss		(58,285,838)	(26,122,154)
Accumulated other comprehensive income		5,830,351	626,581

Equity attributable to owners of the Bank		112,381,095	112,670,398
Non-controlling interests		2,162,299	2,146,511

TOTAL EQUITY		114,543,394	114,816,909

TOTAL LIABILITIES AND EQUITY		693,024,525	618,310,699

The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in thousands of Argentine pesos, except earnings per share)

	Notes	December 31, 2020	December 31, 2019	December 31, 2018
Interest income	28.1.	118,522,759	156,367,921	118,269,467
Interest expenses	28.2.	(41,471,892)	(66,123,069)	(51,808,825)

NET INTEREST INCOME		77,050,867	90,244,852	66,460,642

Fee and commission income	29	23,663,181	23,976,155	26,334,964
Fee and commission expense	30	(11,423,234)	(12,841,847)	(11,521,703)
Gains on financial assets and liabilities at fair value through profit or loss, net	31	11,239,112	15,604,469	242,608
Losses on derecognition of financial assets not measured at fair value through profit or loss, net	32	(2,309,858)	(80,874)	(286,372)
Exchange differences, net	33	6,227,725	14,026,409	13,589,850
Other operating income	34	6,322,980	11,982,201	4,412,604
Other operating expenses	35	(15,590,218)	(22,028,412)	(16,720,831)

GROSS INCOME		95,180,555	120,882,953	82,511,762

Administration costs		(39,138,572)	(41,728,066)	(40,920,004)
Personnel benefits	36	(20,379,135)	(22,698,425)	(22,801,895)
Other administrative expenses	37	(18,759,437)	(19,029,641)	(18,118,109)
Depreciation and amortization	38	(4,065,981)	(5,728,534)	(4,025,755)
Impairment of financial assets		(11,864,861)	(21,445,415)	(8,029,553)
Loss on net monetary position	5.22.	(22,274,824)	(27,518,847)	(24,407,251)

NET OPERATING INCOME		17,836,317	24,462,091	5,129,199

Share of profit of equity accounted investees		266,572	174,422	664,982

PROFIT BEFORE TAX		18,102,889	24,636,513	5,794,181

Income tax expense	15.3.	(8,034,094)	(2,821,059)	(9,081,582)

PROFIT (LOSS) FOR THE YEAR		10,068,795	21,815,454	(3,287,401)

Attributable to owners of the Bank		10,051,035	21,819,964	(3,119,918)
Attributable to non-controlling interest		17,760	(4,510)	(167,483)

EARNINGS PER SHARE

Basic earnings per share (in pesos)	7	16.4042	35.6145	(5.0924)
Diluted earnings per share (in pesos)	7	16.4042	35.6145	(5.0924)

The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in thousands of Argentine pesos)

	December 31, 2020	December 31, 2019	December 31, 2018
Profit (loss) for the year	10,068,795	21,815,454	(3,287,401)

Items that are or may be subsequently reclassified to profit or loss

Fair value changes for financial instruments at fair value through other comprehensive income (FVOCI)
Profit (loss) for the year for financial instruments at fair value through other comprehensive income (FVOCI)	5,067,254	(1,267,956)	(775,905)
Adjustment for reclassifications in the year	2,309,858	80,874	306,752
Related income tax	(2,070,299)	1,960,826	140,089

	5,306,813	773,744	(329,064)

Share in other comprehensive income (OCI) from investees at equity method
Share in OCI from investees at equity-method	(95,694)	(201,868)	270,954

	(95,694)	(201,868)	270,954

Fair value changes for hedging instruments - Cash flow hedge
Profit or loss for the year for hedging instruments	—	(33,481)	—
Related income tax	—	8,472	—

	—	(25,009)	—

Items that will not be reclassified to profit or loss

Fair value changes for equity instruments at fair value through other comprehensive income (FVOCI)
(Loss) Profit for the year for equity instruments at fair value through other comprehensive income (FVOCI)	(9,142)	5,124	—
Related income tax	1,793	(1,537)	—

	(7,349)	3,587	—

Other comprehensive income (loss), net of tax	5,203,770	550,454	(58,110)

Total comprehensive income (loss) for the year	15,272,565	22,365,908	(3,345,511)

Total comprehensive income (loss):
Attributable to owners of the Bank	15,254,806	22,382,926	(3,178,028)
Attributable to non-controlling interests	17,759	(17,018)	(167,483)

The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

(in thousands of Argentine pesos, except dividends per share)

				Other comprehensive income		Reserves
Transactions	Share capital	Share premium	Inflation adjustment to share capital	Fair value reserve	Share of OCI from associates and joint ventures	Legal reserve	Other reserves	Accumulated loss	Total equity attributable to owners of the Bank	Non- controlling interest	Total equity
Balance at December 31, 2019	612,710	26,386,953	18,640,670	559,408	67,173	21,593,067	70,932,571	(26,122,154)	112,670,398	2,146,511	114,816,909

Total comprehensive income for the year
- Profit (Loss) for the year	—	—	—	—	—	—	—	10,051,035	10,051,035	17,760	10,068,795
- Other comprehensive income for the year	—	—	—	5,306,813	(103,043)				5,203,770	(1)	5,203,769

Distribution of retained earnings as per the Shareholders’ Meeting held on May 15, 2020
Legal reserve	—	—	—	—	—	8,442,944	—	(8,442,944)	—		—
Cash dividends (1)	—	—	—	—	—	—	(3,063,448)	—	(3,063,448)		(3,063,448)
Other reserves (Note 26)	—	—	—	—	—	—	33,771,775	(33,771,775)	—		—

Distribution of retained earnings as per the Shareholders’ Meeting held on November 20, 2020
Cash dividends (2)	—	—	—	—	—	—	(12,480,660)	—	(12,480,660)		(12,480,660)

Other net losses	—	—	—	—	—	—	—	—	—	(1,971)	(1,971)

Balances at December 31, 2020	612,710	26,386,953	18,640,670	5,866,221	(35,870)	30,036,011	89,160,238	(58,285,838)	112,381,095	2,162,299	114,543,394

(1)	Dividends per share amounts to pesos 5.000245
(2)	Dividends per share amounts to pesos 20.371278

The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

(in thousands of Argentine pesos, except dividends per share)

				Other comprehensive income		Reserves
Transactions	Share capital	Share premium	Inflation adjustment to share capital	Fair value reserve	Share of OCI from associates and joint ventures	Legal reserve	Other reserves	Accumulated loss	Total equity attributable to owners of the Bank	Non- controlling interest	Total equity
Balance at December 31, 2018	612,660	26,373,705	18,640,578	(212,799)	276,418	17,566,314	46,046,725	(13,988,581)	95,315,020	63,063	95,378,083

Total comprehensive income for the year
- Profit (Loss) for the year	—	—	—	—	—	—	—	21,819,964	21,819,964	(4,510)	21,815,454
- Other comprehensive income for the year	—	—	—	772,207	(209,245)	—	—	—	562,962	(12,508)	550,454

- Distribution of retained earnings as per the Shareholders’ Meeting held on April 24, 2019
Legal reserve	—	—	—	—	—	4,026,753	—	(4,026,753)	—
Cash dividends (1)	—	—	—	—	—	—	—	(5,040,938)	(5,040,938)		(5,040,938)
Other reserves	—	—	—	—	—	—	24,885,846	(24,885,846)	—

- Other net increases
- Pending registration (Note 26)	50	13,248	92	—	—	—	—	—	13,390	(12,069)	1,321
- Gain of control over subsidiaries (Note 42)	—	—	—	—	—	—	—	—	—	2,112,535	2,112,535

Balances at December 31, 2019	612,710	26,386,953	18,640,670	559,408	67,173	21,593,067	70,932,571	(26,122,154)	112,670,398	2,146,511	114,816,909

(1)	Dividends per share amounts to pesos 8.227958

The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

(in thousands of Argentine pesos, except dividends per share)

				Other comprehensive income		Reserves
Transactions	Share capital	Share premium	Inflation adjustment to share capital	Fair value reserve	Share of OCI from associates and joint ventures	Legal reserve	Other reserves	Accumulated loss	Total equity attributable to owners of the Bank	Non- controlling interest	Total equity
Balance at December 31, 2017	612,660	26,373,705	18,640,578	116,265	5,464	15,377,588	40,028,954	1,594,175	102,749,389	952,448	103,701,837
Adjustment on initial application of IFRS 9, net of tax	—	—	—	—	—	—	—	(1,519,210)	(1,519,210)	—	(1,519,210)

Restated balance at the beginning of the year	612,660	26,373,705	18,640,578	116,265	5,464	15,377,588	40,028,954	74,965	101,230,179	952,448	102,182,627

Total comprehensive loss for the year
- Loss for the year	—	—	—	—	—	—	—	(3,119,918)	(3,119,918)	(167,483)	(3,287,401)
- Other comprehensive loss for the year	—	—	—	(329,064)	270,954	—	—	—	(58,110)	—	(58,110)

- Distribution of retained earnings as per the Shareholders’ Meeting held on April 10, 2018
Legal reserve	—	—	—	—	—	2,188,726	—	(2,188,726)	—	—	—
Cash dividends (1)	—	—	—	—	—	—	—	(2,737,131)	(2,737,131)	—	(2,737,131)
Other reserves	—	—	—	—	—	—	6,017,771	(6,017,771)	—	—	—

- Other net increases	—	—	—	—	—	—	—	—	—	51,207	51,207
- Loss of control of subsidiary	—	—	—	—	—	—	—	—	—	(773,109)	(773,109)

Balances at December 31, 2018	612,660	26,373,705	18,640,578	(212,799)	276,418	17,566,314	46,046,725	(13,988,581)	95,315,020	63,063	95,378,083

(1)	Dividends per share amounts to pesos 4.467623

The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in thousands of Argentine pesos)

	December 31, 2020	December 31, 2019	December 31, 2018
Accounts
Cash flow from operating activities

Profit before tax	18,102,889	24,636,513	5,794,181

Adjustments to obtain cash flows from operating activities:	(28,528,319)	(35,549,527)	(48,058,804)
Depreciation and amortization	4,065,981	5,728,534	4,025,755
Net impairment loss of financial assets	11,864,861	21,445,415	8,029,553
Accrued interest	(79,878,102)	(94,312,427)	(68,285,419)
Exchange rate	(10,467,407)	(35,013,137)	(37,359,594)
Inflation effect on cash and cash equivalents balances	48,182,313	76,713,902	45,807,111
Gain on sale of Prisma Medios de Pagos S.A. (see Note 9.3.)	—	(5,202,018)	—
Put option - Prisma Medios de Pagos S.A. (see Note 40.b.3))	(497,000)	(932,562)	—
Revaluation result - Prisma Medios de Pagos S.A.	(3,368,893)	(5,180,616)	—
Other adjustments	1,569,928	1,203,382	(276,210)

Net (increases) decreases due to changes in operating assets:	(138,325,293)	153,489,601	(8,532,455)
Financial assets at fair value through profit or loss (FVTPL)	6,221,639	8,785,344	1,815,751
Financial assets at amortized cost	(6,109,521)	11,901,145	(4,795,147)
Other financial assets	3,457,216	10,730,843	(8,675,952)
Loans and advances to financial institutions	(31,659,768)	106,187,787	17,776,894
Loans and advances to customers	70	(150)	35
Loans and advances to government sector	(48,550,732)	26,562,031	(7,337,698)
Financial assets at fair value through other comprehensive income	(58,660,867)	(11,281,608)	591,993
Other assets	(3,023,330)	604,209	(7,908,331)

Net increases (decreases) due to changes in operating liabilities:	75,007,094	(174,082,019)	91,973,119
Financial liabilities at amortized cost
Deposits from financial institutions	618,750	(373,071)	112,762
Deposits from customers	76,805,004	(140,903,179)	62,242,659
Deposits from government sector	1,631,595	789,231	19,095
Repurchase agreements	331,035	(314,170)	(852,528)
Financial liabilities at FVTPL	(4,785,539)	692,951	3,623,686
Other financial liabilities	406,249	(33,973,781)	26,827,445

Income tax paid	(16,263,579)	(2,176,539)	(2,845,567)

Interest received	121,249,917	148,915,406	109,187,613
Interest paid	(41,382,661)	(62,814,309)	(44,678,126)

Total cash flows generated by/(used in) operating activities	(10,139,952)	52,419,126	102,839,961

The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in thousands of Argentine pesos) (cont.)

Accounts	December 31, 2020	December 31, 2019	December 31, 2018
Cash flows from investing activities

Payments:	(3,326,215)	(4,081,758)	(4,155,026)
Purchase of property and equipment, intangible assets and other assets	(3,147,268)	(4,081,758)	(3,983,253)
Loss of control of the subsidiary (see Note 42)	—	—	(171,773)
Other payments related to investment activities	(178,947)	—	—

Collections:	622,862	5,224,748	2,425,877
Sale of equity instruments	—	3,392,851	—
Sale of property and equipment, intangible assets and other assets	—	—	1,372,337
Cash and cash equivalents – Gain of control over subsidiaries (see Note 42)	—	350,925	—
Dividends received	622,862	1,480,972	1,053,540

Total cash flows (used in) / generated by investing activities	(2,703,353)	1,142,990	(1,729,149)

Cash flows from financing activities

Payments:	(12,170,644)	(13,880,505)	(5,542,919)
Dividends	—	(5,040,938)	(2,737,131)
Debt security payments - Capital	(7,226,018)	(4,383,423)	(1,139,836)
Debt security payments - Interest	(3,910,199)	(3,362,337)	(1,660,684)
BCRA	—	—	(5,268)
Payment of lease liabilities	(1,034,427)	(1,093,807)	—

Collections:	2,035,900	7,197,400	2,204,470
Non controling interest capital contribution	—	—	595,589
Debt securities issued - Capital	2,035,900	7,195,559	1,608,881
BCRA	—	1,841	—

Total cash flows (used in) / generated by financing activities	(10,134,744)	(6,683,105)	(3,338,449)

Effect of exchange rate changes on cash and cash equivalents	10,467,407	35,013,137	37,359,594
Inflation effect on cash and cash equivalents	(48,182,313)	(76,713,902)	(45,807,111)

Total changes in cash and cash equivalents	(60,692,955)	5,178,246	89,324,846

Cash and cash equivalents at the beginning of the year (Note 8)	212,733,025	207,554,779	118,229,933

Cash and cash equivalents at the end of the year (Note 8)	152,040,070	212,733,025	207,554,779

The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

1. General information

Banco BBVA Argentina S.A. (hereinafter “BBVA Argentina”, the “Bank” or the “Entity”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 247 national branches.

Since December 1996, BBVA Argentina is controlled by Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, “BBVA Group” or the “controlling entity”), which directly and indirectly owns 66.55% of the share capital of the Bank as of December 31, 2020.

These Consolidated Financial Statements relate to the Bank and its subsidiaries (collectively, the “Group”). The Bank’s subsidiaries are detailed in Note 42.

Part of the Bank’s share capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.

1.1. Economic context

The Bank continues to operate in a complex economic context, signaled by the persistence of high levels of inflation along with a sharp drop in the level of activity, amidst the ongoing health emergency. This scenario is accompanied by volatile financial variables, including, among others, a country risk indicator which has increased even after the successful renegotiation of sovereign debt, as well as the imputed exchange rates impacting the outstanding public debt denominated in foreign currency.

Against this backdrop, on December 23, 2019, the Public Emergency, Social Solidarity and Productive Revival Law (the “Economic Emergency Law”) was published in the Official Gazette, declaring Argentina in economic, financial, administrative, social security, energy, public health and social emergency.

The Economic Emergency Law postponed until December 31, 2021 the reduction in the income tax rate (see Note 15) and the application of 2017 Fiscal Covenant, which established a gradual decrease in turnover tax until December 31, 2020.

In particular, and concerning financial assets, the Argentine Government issued Decrees No. 49/2019 and 596/2019, postponing the repayment of US-dollar denominated Treasury Bills as well as short-term securities (Letes, Lecap, Lecer, and Lelink).

Following the compulsory rescheduling of soverign debt established by Decrees No. 141/20 and 193/20, on July 2020, the Bank exchanged US dollar-denominated Lelinks (Treasury Bills adjusted by the benchmark exchange rate) with a nominal value of USD 224,675,000, for the following securities:

•

Argentine Treasury bonds in pesos adjusted by CER + 1.4% due March 25, 2023 (BONCER 2023) with a nominal value of 2,675,346,340, with interest payable semi-annually and principal repayable in full upon maturity; and

•

Argentine Treasury bonds in pesos adjusted by CER + 1.5% due March 25, 2024 (BONCER 2024) with a nominal value of 6,240,472,351, with interest payable semi-annually and principal payable in full upon maturity.

The bonds received in exchange are measured at fair value through OCI. This operation did not generate gains or losses for the Bank.

As regards the foreign exchange market, on September 1, 2019, the Argentine Government published Executive Decree No. 609/2019 setting forth extraordinary and interim guidelines concerning the foreign exchange market. In addition, the BCRA issued Communication “A” 6770, as amended, whereby, among other measures, it provided that up to and including December 31, 2019, the BCRA’s prior consent is required to access the foreign exchange market for the remittance of profits and dividends, payment of services to foreign related companies, and early payment of financial debts (principal or interest) over three business days before their due date. Then, on December 30, 2019, the BCRA issued Communication “A” 6856, establishing that the preceding provisions would remain in force on and after December 31, 2019. As of the date of these financial statements, the BCRA issued further regulations imposing new restrictions to access the exchange market.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

1.2. COVID-19

On March 11, 2020, the World Health Organization designated the Coronavirus (COVID-19) outbreak as a pandemic, due to its fast pace of proliferation across more than 150 countries. Most governments took restrictive measures to contain the spread, including, without limitation, social distancing, confinement, lockdowns, and restrictions to the free movement of people, closure of governmental and private facilities, other than those deemed essential (i.e., health, food, fuel and communication facilities), border closures, and drastic reductions in transportation by air, sea, railroad and land.

As for Argentina, where the Entity operates, on March 12, 2020, Executive Decree No. 260/2020, as amended, was issued, declaring the country in health emergency in order to cope with the crisis brought about by the COVID-19. On March 19, 2020, Executive Decree No. 297/2020 was issued, mandating social and preventive lockdown measures, effective from March 20, 2020 through November 8, 2020, pursuant to successive extensions established by subsequent Decrees published in the Official Gazette. By means of Decree No. 875/2020 dated November 7, 2020, the Executive Branch established mandatory social preventive distancing measures, subsequently extended until April 9, 2021 for people residing in or moving around urban agglomerations and the districts or provinces, to the extent they comply with the epidemiological and health parameters therein set forth.

The measures adopted by the Executive Branch originally led to the slowdown or suspension of most non-essential activities carried out by individuals and, as such, have had significant impact on the economy at the national, regional and global levels, due to the disruption or slowdown of supply chains, coupled with rising economic uncertainty, as evidenced by the increased volatility in asset prices and exchange rates, and a decline in long-term interest rates. Then, due to the epidemiological evolution in different regions of the country, the restrictive measures progressively became more flexible, allowing to gradually resume economic and personal activities.

In an effort to address the challenges brought about by the pandemic, the BCRA took several measures primarily aimed at facilitating credit access by economic players, including, without limitation:

a)

eased calculation of days in arrears and suspension of certain mandatory reclassification provisions for purposes of the financial system’s debtors classification and allowance assessment, according to the BCRA’s rules and regulations;

b)	introduced a maximum amount of Bills issued by the BCRA (LELIQs) that an entity can held, which is monthly determined based on the capital for regulatory purposes and the amount of deposits;

c)

financial entities have to grant credit facilities to Micro, Small and Medium Enterprises (MSMEs) at an annual nominal interest rate up to 24% to cover working capital requirements or to pay for wages;

d)

financial institutions are required to grant an automatic extension of the payment term of credit card outstanding balances until September 30, 2020, payable in 9 instalments with interest rate of up to 40% a year, with a three-month grace period;

e)

for mortgage and pledge loans adjustable by UVA (linked to CPI) Decrees Nos. 319/2020 and 767/2020 established the suspension of any increases in the amounts of installments until January 2021. In addition, from February 2021 there is a period of 18 months of convergence so that amounts of installments will reach the normal level without the effect of the suspended increases. The difference between the payments in accordance to contractual terms and those derived from the suspension, are payable in new installments that do not exceed the original ones at the end of the original contractual term.

f)

suspended hikes in fees and commissions (related to saving accounts, credit cards, current accounts and safe deposit boxes) from November 5, 2020 with maximum percentages allowed by the BCRA. Such percentages shall be communicated to the BCRA at least 30 days prior to date scheduled to inform the user, and they shall only be applied 60 days after the users have been informed. This implies that the nearest effective date for these increases will be early February 2021;

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

g)	ceiling rates on revolving credit card financing arrangements and floor rates on time deposits;

h)

financial entities have to grant credit facilities to customers and non-customers at a regulatory interest rate of 24%, for the acquisition of Argentine-sourced capital goods, health service providers and companies which had no access to bank loans;

i)	financial entities are required to grant corporate loans at regulatory interest rates under the Employment and Production Emergency Assistance Program (“Program”), at a regulatory rate of 15%;

j)

under the abovementioned Program financial entities have to grant a zero-rate (15% of the rate is covered by the Fondo Nacional de Desarrollo Productivo “FONDEP”) on credit facilities in pesos for taxpayers under the simplified tax regime and self-employed workers engaged in cultural activities; and

k)

from October 16, 2020 to September 30, 2021 the largest financials institutions are required to keep an outstanding balance of loans under the “Financing line for productive investments of MSMEs” for financing of investment projects, working capital and discount of financial instruments of at least 7.5% of the financial institution deposits.

In addition, the distribution of profits by financial institutions was suspended until June 30, 2021.

1.3. Main impacts on the Bank operations

The events described in the preceding Notes 1.1. and 1.2. impact the Entity’s operations, while also affecting the calculation of expected credit losses (see Note 11) and the valuation of debt instruments issued by the public sector (given their new conditions as lower rates, longer term and different currency), by decreasing the financial margin and restricting the Entity’s ability to charge fees and commissions on certain activities (withdrawal of money at ATMs, operations carried out in the branch by MSMEs).

As of December 31, 2020, minimum capital and minimum cash surpass the minimum thresholds required by the BCRA, with no deficiencies in these ratios being expected for the following twelve months.

The Entity’s management monitors the development of these events on an ongoing basis in order to define the potential actions to be taken and identify their impact on its financial position.

2. Basis of preparation.

2.1 Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”).

These consolidated financial statements have been approved by the Board of Directors of Banco BBVA Argentina S.A. on April 13, 2021.

2.2 Comparative information

Leases

As of January 1, 2019, IFRS 16 “Leases” replaced IAS 17 “Leases” and includes changes in the lessee accounting model (see Note 6.1). This amendment was applied using the modified retrospective method and the previous year has not been restated for comparison purposes.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

3. Functional and presentation currency and hyperinflationary accounting

The Argentine Peso is the functional and presentation currency of the Bank and its subsidiaries. All amounts are stated in thousands of Argentine pesos, unless otherwise stated.

See note 5.22 for Hyperinflationary accounting.

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

4.1. Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is described in Note 5 “Significant accounting policies” in the following titles:

•	Note 5.1. – “Basis of consolidation”

•	Note 5.4.b) – “Financial assets and liabilities - Classification of financial assets”

•	Note 5.4.g) – “Financial assets and liabilities - Impairment of financial assets”

•	Note 5.18. – “Leases”

4.2. Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in these consolidated financial statements within the next financial year is included in the following notes:

•

Note 11 – “Measurement of Expected Credit Losses (ECL)” regarding impairment of financial assets: establishing the criteria for determining whether credit risk on a financial asset has increased significantly since initial recognition, determining the methodology for incorporating forward-looking information into the measurement of ECL and selection and approval of models used to measure ECL.

•	Note 15 – “Income tax”, regarding availability of future taxable profit against which deferred tax assets may be realized and the effect of the final resolution of uncertain tax positions.

•	Note 24 – “Provisions”, regarding the likelihood, timing and amount of outflow of resources.

•	Note 40 b.3) – “Valuation techniques for Levels 2 and 3”, regarding measurement of the fair value of financial instruments with observable and unobservable inputs, respectively”

On March 11, 2020, COVID-19 was declared as a global pandemic by the World Health Organization (see Note 1.2). The great uncertainty associated to the unprecedented nature of this pandemic entails a greater complexity of developing reliable estimations and applying judgment.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

Therefore, these estimates have been made on the basis of the best available information on the matters analyzed, as of December 31, 2020. However, it is possible that events may take place in the future which could make it necessary to amend these estimations (upward or downward), which would be carried out prospectively, recognizing the effects of the change in the consolidated statement of profit or loss on the date of that change.

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

Non-controlling interests are the proportionate share of income and shareholders’ equity of the subsidiaries, which do not belong to the Bank and are disclosed separately in the Consolidated Statements of profit or loss, of Comprehensive Income, of Financial Position and of changes in equity.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

c)	Trusts

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

Cash and cash equivalents are carried at amortised cost in the Consolidated Statement of Financial Position.

5.4. Financial assets and liabilities

a)	Initial recognition and measurement

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

b)	Classification of financial assets

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

For a financial asset measured at FVOCI, gains and losses are recognised in OCI, except for the following, which are recognised in profit or loss in the same manner as for financial assets measured at amortised cost:

•	Interest revenue using the effective interest method;

•	Expected credit losses (“ECL”) and reversals; and

•	Foreign exchange gains and losses.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

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

In making the assessment, the Group considers:

•	Contingent events that would change the amount and timing of cash flows;

•	Leverage features;

•	Prepayment and extension terms;

•	Terms that limit the Bank’s claim to cash flows from specified assets; and

•	Features that modify consideration of the time value of money (e.g. periodical reset of interest rate).

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

Reclassification

Financial assets are not reclassified after their initial recognition, except for a change in the Group’s business models. Financial liabilities are not be reclassified.

c)	Classification of financial liabilities

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

d)	Measurement at amortized cost

The amortized cost of a financial asset or liability is the amount of its initial recognition less the capital reimbursements, plus or less the amortization, using the effective interest method, of any difference between the initial amount and the amount at maturity. In the case of financial assets, it also includes any impairment.

e)	Modifications of financial assets and financial liabilities

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

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

f)	Derecognition of financial assets and liabilities

i)	Financial assets

The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

ii)	Financial liabilities

The Group derecognises a financial liability when its contractual obligations are discharged, cancelled, or expire.

g)	Impairment of financial assets

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

The 90-day past-due stipulation may be waived in cases where the Group considers it appropriate, based on reasonable and documented information that it is appropriate to use a longer term. As of December 31, 2020, the Group did not waive the past-due stipulation for any of the portfolios.

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

Credit-impaired financial assets

At each reporting date the Group assesses whether the financial assets carried at amortized cost and debt financial assets carried at FVOCI and finance lease receivables are credit-impaired (Stage 3).

An asset is credit-impaired if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the asset. Evidence that a financial asset is credit-impaired includes observable data about the following events:

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

•	Watch list: They are subject to special watch by the Risks units because they show negative signs in their credit quality, even though there may be no objective evidence of impairment.

•	Refinance or restructuring that does not show evidence of impairment.

Method for calculating ECL

The measurement of ECL must reflect:

•	A considered and unbiased amount, determined by evaluating a range of possible results.

•	The time value of money.

•	Reasonable and supportable information that is available without undue cost or effort and that reflects current conditions and forecasts of future economic conditions.

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

For the collective measurement of expected losses instruments are grouped into groups of assets based on their risk characteristics. Exposure within each group is segmented according to the common credit risk characteristics, which are indicative of the payment capacity of the borrower in accordance with their contractual conditions. These risk characteristics have to be relevant in estimating the future flows of each group. The characteristics of credit risk may consider, among others, the following factors:

•	Type of instrument.

•	Rating or scoring tools.

•	Type of collateral.

•	Period of time at default for stage 3.

•	Segment.

•	Qualitative criteria which can have a significant increase in risk.

ECL are derived from the following parameters:

•	PD: estimate of the probability of default in a given timeframe.

•	EAD: estimate of the exposure in case of default at each future period, taking into account the changes in exposure after the presentation date of the financial statements.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

•	LGD: estimate of the loss given default, calculated as the difference between the contractual cash flows and receivables, including guarantees.

In the case of debt securities, the LDP (Low Default Portfolio) methodology that is used has parameters based on external ratings.

Use of present, past and future information

ECL requires incorporation of present, past and future information to detect any significant increase in risk and measure the expected loss.

ECL does not require identification of all possible scenarios for measuring expected loss. However, the probability of a loss event occurring and the probability it will not occur will also have to be considered, even though the possibility of a loss may be very small. Also, when there is no linear relation between the different future economic scenarios and their associated expected losses, more than one future economic scenario must be used for the measurement.

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

h)	Write-off

Loans and debt securities are written off (either partially or in full) when there is no reasonable expectation of recovering the financial asset in its entirety or a portion thereof. This is generally the case when the Group determines that the borrower does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. This assessment is carried out at the individual asset level.

Recoveries of amounts previously written off are included in ‘impairment losses on financial instruments’ in the statement of profit or loss.

Financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

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

At the transition date to IFRS on January 1, 2017 the Bank considered as deemed cost the fair value determined through technical appraisals.

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

The estimated useful lives of significant items of property and equipment are as follows:

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

At the transition date to IFRS on January 1, 2017 the Bank considered as deemed cost the fair value determined through technical appraisals.

Any gains or loss on disposal of investment property (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) is recognized in profit or loss.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

When the use of a property changes such that it is reclassified as property and equipment, its fair value at the date of reclassification becomes its cost for subsequent accounting.

The estimated useful lives of investment properties are as informed in the technical appraisal.

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

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

Commission expenses are recognized in profit or loss when the related service is received.

5.18. Leases

•	Policy applicable from January 1, 2019

As of January 1, 2019, the Group adopted IFRS 16 “Leases”.

IFRS 16 introduced a single lessee accounting model, requiring that lessees recognize the asset related to the Right of use of the leased asset and a Lease liability representing the obligation to make lease payments. The Group opted to apply the exceptions related to the recognition of short-term leases and leases where the underlying asset is of low value.

As to the lessor’s accounting, IFRS 16 substantially kept the requirements of IAS 17. Therefore, lessors continue classifying leases as operating or finance, and each of them is recognized differently.

At the adoption of IFRS 16, the Group opted to apply the modified retrospective method whereby the Right of use and the Lease liability determined as of January 1, 2019 (“the transition date”) were recognized. The Lease liability was determined as the current amount of future payments agreed, discounted at the Group’s incremental borrowing rate as of such date, while the Right of use was measured for an amount equivalent to the Lease liability. Accordingly, the transition to IFRS 16 did not result in an adjustment to Accumulated Loss as of the transition date.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

Below is a detail of the accounting policies:

•	Contracts that contain a lease

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

Lease payments included in the measurement of the Net investment are:

•	Fixed payments, including payments that are substantially fixed;

•	Variable payments, which depend on a rate or index, initially measured applying the rate or index as of the lease commencement date;

•	Any amounts expected to be collected as guaranteed residual value;

•	The exercise price of call options, if it is reasonably certain that they will be exercised; and

•	Any penalties for early termination, if it is reasonably certain that the contract will be early terminated.

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

Lease payments included in the measurement of the Lease liability include the following items:

a)	Fixed payments, including payments that are substantially fixed;

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

b)	Variable payments, which depend on a rate or index, initially measured applying the rate or index as of the lease commencement date;

c)	Any amounts expected to be paid as guaranteed residual value;

d)	The exercise price of call options, if it is reasonably certain that they will be exercised;

e)	Any amounts expected to be paid for renewal periods if it is reasonably certain that the renewal options will be exercised; and

f)	Any penalties for early termination, if it is reasonably certain that the contract will be early terminated.

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

•	COVID-19 related rent concessions

The Group has not applied the amendment to IFRS 16 “Leases in relation to rental concessions related to Covid-19”. The Group did not apply the practical expedient that allows it not to assess whether eligible rental concessions that are a direct consequence of the Covid-19 pandemic are lease modifications. Consequently, the Group assesses whether there is a modification of the lease.

•	Policy applicable before January 1, 2019

a)	Arrangements containing a lease

At the inception of the arrangement, the Group determined if the arrangement contained a lease, in which case lease payments were separated into those related with the lease and those for other elements, based on relative fair values.

b)	Classification of a lease

When the lease substantially transfers the risks and rewards of the ownership of the leased asset, it was classified as a financial lease. Otherwise, the lease is classified as an operating lease.

c)	Leases where the Group is the lessee

Payments under an operating lease were recognized in profit or loss by applying the straight line method over the term of the lease. Leased assets were not recognized in the Consolidated statement of financial position.

d)	Leases where the Group is the lessor

Except for real estate, the leased asset in an operating lease was classified as “Other assets” and depreciated over its estimated useful life. Real estate for lease was classified as “Investment Properties” (see Note 5.7). Collections received under an operating lease were recognized in profit or loss by applying the straight line method in the term of the lease.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

The leased asset in a financial lease was derecognized and a receivable is recognized for the amount of the net investment in the lease and presented within “Loans and advances to customers”.

Collections received under a financial lease were separated into interest and the reduction of the lease’s net investment. Interest income was recognized over the lease term applying the interest rate implicit in the lease. Contingent lease payments were not included in the net investment of the lease.

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

5.21. Offsetting

Financial assets and financial liabilities are offset and net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis of to realise the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted under IFRS-IASB, or for gains and losses arising from a group or similar transactions such as in the Group´s trading activity.

5.22. Hyperinflationary Accounting

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

The Argentine economy is considered to be as hyperinflationary as from July 1, 2018.

The Bank’s followed the guidance issued by Argentine accounting standards setters by which the “general price index” for IAS 29 purposes is determined considering the Wholesale price index (WPI) through December 31, 2016 and the Consumer price index (CPI) beginning on January 1, 2017 and onwards. These indexes are published by the National Institute of Statistics and Census (INDEC).

The CPI increased 36.14%, 53.83% and 47.65% during 2020, 2019 and 2018, respectively.

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

Since the Group prepares its financial information based on a historical cost approach, it has applied IAS 29 to the comparative periods as follows:

•

Restated the Consolidated statement of profit or loss, the Consolidated statement of comprehensive income, the Consolidated statement of changes in shareholders’ equity and Consolidated statements of cash flow for the year ended December 31, 2019 and 2018 in terms of the measuring unit current at December 31, 2020, including the calculation and separate disclosure of the gain or loss on the net monetary position.

•	Restated the Consolidated statement of financial position as of December 31, 2019 in terms of the measuring unit current at December 31, 2020.

In order to apply IAS 29 to the Consolidated statement of financial position, the Group has applied the following methodology and criteria:

•	Non-monetary items have been restated by applying the general price index. The restated amounts have been reduced to their recoverable value by applying the pertinent IFRS, if necessary.

•	Monetary items have not been restated.

•	Assets and liabilities linked by agreement to changes in prices, such as index linked bonds and loans, have been measured in accordance with the pertinent agreement.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

•	The measurement of Investments accounted for under the equity method, have been determined based on financial information of the associates and joint ventures prepared in accordance with IAS 29.

•	Deferred income tax assets and liabilities have been recalculated based on the restated amounts.

In order to apply IAS 29 to the Consolidated statement of profit or loss, the Consolidated statement of comprehensive income and the Consolidated statement of cash flows, the Group has applied the following methodology and criteria:

•

All items in the Consolidated statement of profit or loss, Consolidated statement of comprehensive income and Consolidated statement of cash flows have been expressed in terms of the measuring unit current at December 31, 2020.

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

6. IFRS standards update

6.1.	IFRS effective after January 1, 2020

The IASB issued an amendment to IFRS 16 “Leases – COVID-19- Related Rent Concessions” effective for fiscal years beginning on or after June 1, 2020. The amendment allows a lessee to recognize COVID-19-related changes in lease agreements as variable lease payments, rather than considering them as lease amendments pursuant to IFRS 16. The Group has not applied such amendment to lease agreements to which it is a party as lessee.

6.2.	IFRS effective after January 1, 2021

The following new or amendments to the current IFRS are effective as from the fiscal year beginning on January 1, 2021. Early adoption is permitted. These amendments were not early adopted by the Group in these consolidated financial statements.

New standard or amendment	Effective as from
Interest Rate Benchmark Reform. Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)	January 1, 2021
Loss-making Contracts. Cost of Fulfilling a Contract (Amendment to IAS 37)	January 1, 2022
Annual Improvements to IFRS 2018-2020	January 1, 2022
Property, Plant and Equipment — Proceeds before Intended Use (Amendment to IAS 16)	January 1, 2022
Reference to the Conceptual Framework (Amendments to IFRS 3)	January 1, 2022
IFRS 17 Insurance Contracts and Amendments to IFRS 17	January 1, 2023
Classification of Liabilities as Current or Non-current (Amendment to IAS 1)	January 1, 2023
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

The Group estimates that none of these new standards or amendments would have a significant impact on its consolidated financial statements

7.	Earnings per share

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

The calculation of the earnings per share is detailed below:

Accounts	December 31, 2020	December 31, 2019	December 31, 2018
Numerator:
Profit (Loss) attributable to owners of the Bank	10,051,035	21,819,964	(3,119,918)
Profit (Loss) attributable to owners of the Bank adjusted to reflect the effect of dilution	10,051,035	21,819,964	(3,119,918)

Denominator:
Weighted average of outstanding ordinary shares for the year	612,710,079	612,671,108	612,659,638
Weighted average of outstanding ordinary shares for the year adjusted to reflect the effect of dilution	612,710,079	612,671,108	612,659,638

Basic earnings per share (1)	16.4042	35.6145	(5.0924)
Diluted earnings per share (1)	16.4042	35.6145	(5.0924)

(1)	Since Banco BBVA Argentina S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

8. Cash and cash equivalents

	December 31, 2020	December 31, 2019

BCRA - Unrestricted current account	86,115,929	146,352,604
Cash	62,232,907	63,610,250
Balances with other local and foreign institutions	3,691,234	2,770,171

TOTAL	152,040,070	212,733,025

9. Financial assets at fair value through profit or loss

9.1. Debt securities

	December 31, 2020	December 31, 2019

Government securities	915,323	70,617
Private securities - Corporate bonds	27,438	127,432
BCRA Liquidity Bills	—	5,424,513

TOTAL	942,761	5,622,562

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

9.2.	Derivatives

The Group uses derivatives, not designated in a qualifying hedge relationship, to manage its exposure of foreign currency and interest rate risks. The instruments used include interest rate swaps and forward contracts (net settled in pesos).

The Group recognizes the put option in respect of the Bank’s right to sell its equity interest in Prisma Medios de Pago S.A. to the buyer (Al Zenith (Netherlands) B.V) on December 30, 2021. Such option was measured at fair value, determined by management using a report prepared by third party appraisers (see Note 40).

	December 31, 2020	December 31, 2019
Foreign Currency Forwards	2,695,749	3,209,511
Put Option - Prisma Medios de Pago S.A.	1,182,000	932,562
Interest Rate Swaps	—	6,175

TOTAL	3,877,749	4,148,248

The notional amounts of the foreign currency forward transactions, stated in US Dollars (US$) and in Euros, as the case may be, as well as the notional amounts of interest rate swaps are reported below:

	December 31, 2020	December 31, 2019
Foreign Currency Forwards
Foreign currency forward purchases - US$	1,011,403	618,497
Foreign currency forward sales - US$	978,794	620,956
Foreign currency forward sales - Euros	6,834	1,804
Foreign currency forward purchases - Euros	—	35

Interest rate swaps
Fixed rate for floating rate	—	1,500,050
Floating rate for fixed rate	—	92,463

Definitions:

Floating rate: BADLAR RATE (Buenos Aires Deposits of Large Amount Rate), is the interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.

9.3.	Equity instruments

	December 31, 2020	December 31, 2019
Prisma Medios de Pago S.A. (1)	6,033,808	4,129,157
Mercado de Valores de Buenos Aires S.A.	154,000	109,423
BYMA-Bolsas y Mercados Argentinos S.A.	136,274	85,576
Investment Funds	1,471,868	1,329,517

TOTAL	7,795,950	5,653,673

(1)

This balance corresponds to the amount of 10,805,542 shares held in Prisma Medios de Pago S.A., representing 5.44% of such company’s capital stock. Such equity interest was measured at fair value, which management estimated using a report prepared by independent appraisers.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

On February 1, 2019, the transfer of 2,344,064 registered, common shares with a nominal value of $ 1 each and one vote per share, was made for the benefit AI Zenith (Netherlands) B.V. (company related to Advent International Global Private Equity).

In accordance with the provisions of the Offer for the purchase of those shares by AI Zenith (Netherlands) B.V., and accepted by the Bank, the total estimated price was US$ 78,265,273, out of which, on February 1, 2019, the Bank received US$ 46,457,210, and the unpaid balance shall be deferred over the following 5 (five) years and settled as follows: (i) 30% of that amount shall be paid in pesos, adjusted by Reference Stabilization Coefficient -an index based on CPI- (CER) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10%.

On July 22, 2019, the Entity completed the assessment of the selling price of the shares. Such price amounts to US$ 76,947,895.33. The difference between the final price and the estimated price was discounted from the outstanding balance; therefore, the Bank did not have to return the funds it had received. The selling terms include a put option, by which the Bank can sell the remaining interests in Prima Medios de Pago S.A. to the buyer on December 30, 2021.

The other payment conditions have remained unaltered.

As a consequence of this transaction, a profit of 5,202,018 was recognized in “Other operating income” in the year ended December 31, 2019 (Note 34).

10. Financial assets at amortized cost

10.1. Loans and advances to financial institutions

	December 31, 2020	December 31, 2019
Loans and advances to financial institutions	2,337,748	7,076,612
Allowances for loan losses	(582,550)	(174,380)

TOTAL	1,755,198	6,902,232

10.2. Loans and advances to customers

	December 31, 2020	December 31, 2019
Credit Cards	114,535,142	98,110,800
Consumer loans	28,120,635	32,122,283
Commercial papers	19,117,168	16,794,614
Overdrafts	17,411,178	19,600,558
Real estate mortgage	16,745,745	19,265,842
Loans for the prefinancing and financing of exports	15,979,854	24,908,414
Notes	14,702,105	15,466,297
Pledge loans	11,412,208	11,785,802
Loans to employees	2,131,958	2,333,951
Receivables from financial leases	1,867,439	2,572,772
Other financing	48,301,667	31,299,660

Allowances for loan losses	(12,501,302)	(15,536,909)

TOTAL	277,823,797	258,724,084

The Group holds loans and other financing in a business model for the purpose of collecting contractual cash flows.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

Receivables from financial leases

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment.

The following table shows the total gross investment of the finance leases (leasing) and the present value of the minimum payments to be received thereunder:

	December 31, 2020		December 31, 2019
	Total investment	Present value of minimum lease payments	Total investment	Present value of minimum lease payments
Term
Up to 1 year	1,102,020	744,854	1,300,410	1,296,284
From 1 to 5 years	1,571,289	1,122,585	1,280,469	1,276,488

TOTAL	2,673,309	1,867,439	2,580,879	2,572,772

Principal		1,810,335		2,539,791
Interest accrued		57,104		32,981

TOTAL		1,867,439		2,572,772

10.3. Reverse repurchase agreements

	December 31, 2020	December 31, 2019
BCRA repos	49,187,908	—
Allowances for loan losses	(500,941)	—

TOTAL	48,686,967	—

The fair value of financial assets accepted as collateral that the Group is permitted to sell or repledge in the absence of default was 55,340,223 as of December 31, 2020.

10.4. Other financial assets

	December 31, 2020	December 31, 2019
Financial assets pledged as collateral	10,972,890	8,057,680
Other receivables	8,776,296	6,483,728
Receivable from financial institution for spot transactions pending settlement	1,114,396	345,148
Receivable from non-financial institution for spot transactions pending settlement	104,249	37,818
Others	137,905	219,741

Allowances for loan losses	(264,371)	(308,153)

TOTAL	20,841,365	14,835,962

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

11. Measurement of Expected Credit Loss

The expected credit loss of a financial instrument must reflect an unbiased estimate, the time value of money and a forward looking perspective (including the economic forecast).

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

The Group BBVA selected the Real GDP Growth as the principal indicator, among other indicators such as unemployment rate, BADLAR rate, private consumption or country risk, because it captures the influence of all potentially relevant macro-financial scenario on internal PD, even though other variables could be used.

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

It is important to note that in general, it is expected that the effect of the overlay is to increase the ECL. It is possible to obtain an overlay that does not have that effect, whenever the relationship between macro scenarios and losses is linear. However, the overlay is not expected to reduce the ECL.

COVID-19 Impact

During the pandemic-related lockdown, the BCRA and the government issued several communications and decrees, pursuant to which customers within the portfolio of non-card financings benefitted from the deferral, without interest, of installments not paid in April 2020 until the final loan maturity.

The table below summarizes the loan portfolio affected by the aforementioned measures and the related impact on contractual cash flows:

	Affected portfolio	Loss from changes in contractual cash flows (a)
UVA-indexed mortgage loans	16,568,485	(451,177)
UVA-indexed pledge loans	338,749	(7,118)

(a)	Recognized in Net Interest Income.

Concerning credit cards, outstanding balances as of April 2020 and September 2020 were required to be automatically rescheduled with interest in nine equal and consecutive installments, with a three-month grace period. The due date deferral did not result in stage improvements in any case.

The ECL measurement model parameters were not affected. The update of macroeconomic scenarios and non-linearity adjustment did not represent relevant impacts on the level of ECL. Credit quality ratios did not show deterioration as a result of the aid measures promoted by the national authorities. Given the pandemic and quarantine situation, no relevant impacts were recorded on ECL directly related to COVID 19.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

12. Credit risk exposure and allowances

Below is a detail of the changes occurred during fiscal 2020 and 2019 in the credit risk exposure and the impairment allowances booked under IFRS 9 in the accompanying consolidated statement of financial position or reversal of estimated impairment of financial assets at amortized cost, financial assets at fair value through other comprehensive income, loan commitments and financial guarantees:

December 31, 2020

FINANCIAL ASSETS AT AMORTIZED COST AND AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - CREDIT RISK EXPOSURE	Not credit impaired			Credit impaired		Total
	Stage 1	Stage 2		Stage 3
	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure
Opening balance as of December 31, 2019	285,039,178	46,865,496	2,365,338	5,426,432	5,167,769	344,864,213

Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(96,538,747)	98,480,465	130,244	—	—	2,071,962
Transfers from Stage 2 to Stage 1	68,909,373	(65,842,848)	(40,271)	—	—	3,026,254
Transfers from Stage 1 or 2 to Stage 3	(12,251,971)	(6,025,456)	(1,991,808)	21,573,730	2,043,568	3,348,063
Transfers from Stage 3 to Stage 1 or 2	908,863	789,372	(1,415)	(1,961,496)	(37,570)	(302,246)
Changes without transfers between Stages	95,796,815	13,919,010	3,746,774	(22,131,388)	(3,333,447)	87,997,764
New financial assets originated	1,543,750,422	21,179,874	1,335,605	26,004,670	6,300,218	1,598,570,789
Repayments	(1,312,238,958)	(30,447,870)	(647,298)	(14,423,361)	(3,738,346)	(1,361,495,833)
Write-offs	—	8	—	(4,308,513)	(3,781,493)	(8,089,998)
Foreign exchange	8,930,081	5,693,673	555,724	38,810	730,732	15,949,020
Inflation adjustment	(106,057,773)	(12,221,786)	(1,201,302)	(7,280,112)	(853,731)	(127,614,704)

Closing balance as of December 31, 2020	476,247,283	72,389,938	4,251,591	2,938,772	2,497,700	558,325,284

December 31, 2019

FINANCIAL ASSETS AT AMORTIZED COST AND AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - CREDIT RISK EXPOSURE	Not credit impaired			Credit impaired		Total
	Stage 1	Stage 2		Stage 3
	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure
Opening balance as of December 31, 2018	446,438,916	9,202,674	2,186,378	4,075,713	3,785,128	465,688,809

Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(151,356,778)	147,677,742	774,015	—	—	(2,905,021)
Transfers from Stage 2 to Stage 1	66,247,687	(66,718,975)	(164,390)	—	—	(635,678)
Transfers from Stage 1 or 2 to Stage 3	(1,371,651)	(9,378,970)	(2,743,261)	10,941,163	2,762,779	210,060
Transfers from Stage 3 to Stage 1 or 2	470,593	491,787	263,488	(1,104,383)	(1,086,420)	(964,935)
Changes without transfers between Stages	(39,183,816)	4,122,339	809,358	530,495	(1,052,812)	(34,774,436)
New financial assets originated	1,042,227,825	54,656,727	2,309,324	1,187,132	1,975,838	1,102,356,846
Repayments	(987,079,841)	(84,504,080)	(485,021)	(3,267,584)	(856,155)	(1,076,192,681)
Write-offs	—	(16)	—	(5,112,765)	(2,559)	(5,115,340)
Foreign exchange	58,562,068	7,555,201	437,098	18,718	1,631,075	68,204,160
Gain of control over subsidiaries	25,789,262	298,762	—	204,591	—	26,292,615
Inflation adjustment	(172,605,937)	(16,320,425)	(1,021,651)	(2,050,801)	(1,989,105)	(193,987,919)
Other adjustments	(3,099,150)	(217,270)	—	4,153	—	(3,312,267)

Closing balance as of December 31, 2019	285,039,178	46,865,496	2,365,338	5,426,432	5,167,769	344,864,213

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

December 31, 2020

LOAN COMMITMENTS AND FINANCIAL GUARANTEES - CREDIT RISK EXPOSURE	Not credit impaired			Credit impaired		Total
	Stage 1	Stage 2		Stage 3
	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure
Opening balance as of December 31, 2019	61,008,073	6,429,186	190,568	44,527	7	67,672,361

Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(14,213,063)	13,217,852	—	—	—	(995,211)
Transfers from Stage 2 to Stage 1	9,897,551	(8,851,105)	(125)	—	—	1,046,321
Transfers from Stage 1 or 2 to Stage 3	(35,683)	(46,932)	(631)	46,915	1,491	(34,840)
Transfers from Stage 3 to Stage 1 or 2	61,570	17,036	8	(60,330)	(398)	17,886
Changes without transfers between Stages	4,711,634	(799,987)	(119,029)	(6,085)	(512)	3,786,021
New loan commitments and financial guarantees originated	33,940,652	3,159,203	99,143	2,323	—	37,201,321
Expirations and repayments	(20,744,486)	(6,746,419)	(24,810)	(13,662)	(35)	(27,529,412)
Write-offs	—	—	—	(55)	(6)	(61)
Foreign exchange	851,390	235,129	10,931	—	—	1,097,450
Inflation adjustment	(17,855,245)	(1,820,204)	(53,984)	(5,175)	(53)	(19,734,661)

Closing balance as of December 31, 2020	57,622,393	4,793,759	102,071	8,458	494	62,527,175

December 31, 2019

LOAN COMMITMENTS AND FINANCIAL GUARANTEES - CREDIT RISK EXPOSURE	Not credit impaired			Credit impaired		Total
	Stage 1	Stage 2		Stage 3
	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure
Opening balance as of December 31, 2018	53,380,614	2,506,872	17,284	34,114	144	55,939,028

Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(10,335,734)	10,620,271	90	—	—	284,627
Transfers from Stage 2 to Stage 1	6,638,883	(5,058,323)	(99)	—	—	1,580,461
Transfers from Stage 1 or 2 to Stage 3	(278,456)	(62,905)	(233)	263,141	1,099	(77,354)
Transfers from Stage 3 to Stage 1 or 2	209,277	12,087	53	(208,703)	(65)	12,649
Changes without transfers between Stages	18,406,080	(453,067)	138,773	(4,997)	(923)	18,085,866
New loan commitments and financial guarantees originated	36,045,328	3,212,040	41,942	13,300	—	39,312,610
Expirations and repayments	(22,145,669)	(3,027,375)	(1,493)	(35,108)	—	(25,209,645)
Write-offs	—	(16)	—	(64)	—	(80)
Foreign exchange	1,833,472	244,850	4,497	—	—	2,082,819
Inflation adjustment	(22,745,722)	(1,565,248)	(10,246)	(17,156)	(248)	(24,338,620)

Closing balance as of December 31, 2019	61,008,073	6,429,186	190,568	44,527	7	67,672,361

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

December 31, 2020

FINANCIAL ASSETS AT AMORTIZED COST AND AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - ALLOWANCES	Not credit impaired			Credit impaired		Total
	Stage 1	Stage 2		Stage 3
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance as of December 31, 2019	5,518,838	9,049,602	243,784	3,831,165	4,051,588	22,694,977

Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(2,819,678)	12,528,181	26,802	—	—	9,735,305
Transfers from Stage 2 to Stage 1	3,223,138	(5,807,043)	(4,639)	—	—	(2,588,544)
Transfers from Stage 1 or 2 to Stage 3	(5,425,887)	(1,828,401)	(631,921)	10,844,691	1,048,133	4,006,615
Transfers from Stage 3 to Stage 1 or 2	20,402	74,303	(1,395)	(1,119,654)	(38,196)	(1,064,540)
Changes without transfers between Stages	5,759,823	(746,277)	816,969	(9,633,680)	(2,635,527)	(6,438,692)
New financial assets originated	15,901,370	2,549,016	144,135	12,147,304	6,331,742	37,073,567
Repayments	(13,655,264)	(5,784,954)	(78,243)	(8,781,898)	(3,348,194)	(31,648,553)
Write-offs	—	—	—	(3,415,408)	(3,882,490)	(7,297,898)
Foreign exchange	452,351	571,299	81,381	33,184	711,973	1,850,188
Inflation adjustment	(1,831,796)	(2,494,082)	(196,226)	(1,445,336)	(680,822)	(6,648,262)

Closing balance as of December 31, 2020 (*)	7,143,297	8,111,644	400,647	2,460,368	1,558,207	19,674,163

(*) Impairment of financial assets detailed in the table above includes allowances on financial assets at FVOCI for 5,756,454. December 31, 2019
FINANCIAL ASSETS AT AMORTIZED COST AND AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - ALLOWANCES	Not credit impaired			Credit impaired		Total
	Stage 1	Stage 2		Stage 3
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance as of December 31, 2018	3,566,598	1,604,291	194,203	2,834,364	1,248,087	9,447,543

Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(2,620,159)	9,063,675	86,007	—	—	6,529,523
Transfers from Stage 2 to Stage 1	1,089,664	(2,739,576)	(3,564)	—	—	(1,653,476)
Transfers from Stage 1 or 2 to Stage 3	(54,346)	(2,455,000)	(337,767)	6,416,480	566,057	4,135,424
Transfers from Stage 3 to Stage 1 or 2	21,601	60,192	72,288	(683,334)	(254,697)	(783,950)
Changes without transfers between Stages	(301,453)	171,322	163,344	869,794	2,430,368	3,333,375
New financial assets originated	7,588,880	217,694	189,306	608,390	421,812	9,026,082
Repayments	(5,796,016)	(1,516,057)	(61,021)	(1,513,532)	(178,192)	(9,064,818)
Write-offs	—	(3)	—	(3,795,182)	(2,559)	(3,797,744)
Foreign exchange	486,995	174,223	30,191	12,095	720,092	1,423,596
Gain of control over subsidiaries	161,071	1,860	—	155,888	—	318,819
Inflation adjustment	(1,867,269)	(1,056,847)	(89,203)	(1,377,593)	(899,380)	(5,290,292)
Other adjustments	3,243,272	5,523,828	—	303,795	—	9,070,895

Closing balance as of December 31, 2019 (*)	5,518,838	9,049,602	243,784	3,831,165	4,051,588	22,694,977

(*)	Impairment of financial assets detailed in the table above includes allowances on financial assets at FVOCI for 6,675,535.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

December 31, 2020

LOAN COMMITMENTS AND FINANCIAL GUARANTEES - ALLOWANCES	Not credit impaired			Credit impaired		Total
	Stage 1	Stage 2		Stage 3
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance as of December 31, 2019	729,461	455,615	15,286	32,691	207	1,233,260

Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(334,616)	1,245,196	—	—	—	910,580
Transfers from Stage 2 to Stage 1	271,538	(782,637)	(255)	—	—	(511,354)
Transfers from Stage 1 or 2 to Stage 3	(1,839)	(7,260)	(1,014)	30,038	2,539	22,464
Transfers from Stage 3 to Stage 1 or 2	1,938	1,455	54	(42,104)	(774)	(39,431)
Changes without transfers between Stages	151,333	(77,704)	(523)	(2,846)	(68)	70,192
New loan commitments and financial guarantees originated	827,366	220,711	12,212	2,055	—	1,062,344
Repayments	(461,805)	(578,507)	(3,542)	(8,879)	(160)	(1,052,893)
Write-offs	—	—	—	(45)	(128)	(173)
Foreign exchange	30,490	10,558	1,285	—	—	42,333
Inflation adjustment	(233,665)	(127,794)	(7,393)	(3,559)	(317)	(372,728)

Closing balance as of December 31, 2020	980,201	359,633	16,110	7,351	1,299	1,364,594

December 31, 2019
LOAN COMMITMENTS AND FINANCIAL GUARANTEES - ALLOWANCES	Not credit impaired			Credit impaired		Total
	Stage 1	Stage 2		Stage 3
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance as of December 31, 2018	588,409	136,345	327	23,447	1,914	750,442

Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(206,816)	602,213	526	—	—	395,923
Transfers from Stage 2 to Stage 1	128,864	(282,949)	(25)	—	—	(154,110)
Transfers from Stage 1 or 2 to Stage 3	(3,936)	(11,123)	(219)	172,283	1,125	158,130
Transfers from Stage 3 to Stage 1 or 2	1,896	655	801	(140,369)	(1,067)	(138,084)
Changes without transfers between Stages	196,731	(65,311)	13,984	2,485	(1,095)	146,794
New loan commitments and financial guarantees originated	534,809	233,085	1,744	8,800	—	778,438
Repayments	(258,652)	(86,324)	(275)	(22,053)	—	(367,304)
Write-offs	—	—	—	(48)	—	(48)
Foreign exchange	5,216	2,579	306	—	—	8,101
Inflation adjustment	(257,060)	(73,555)	(1,883)	(11,854)	(670)	(345,022)

Closing balance as of December 31, 2019	729,461	455,615	15,286	32,691	207	1,233,260

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

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

•

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

•	The capacity to refinance and restructure loans is not delegated to the branches, but decided on by the risk units.

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

•	Refinancing and restructuring of operations is only allowed on those loans in which the Group originally entered into.

•	Customers subject to refinancing and restructuring operations are excluded from marketing campaigns of any kind.

Under restructuring or refinancing, the cure period is defined as 1 year from the latter of:

•	The moment of extending the restructuring measures.

•	The moment when the exposure has been classified as defaulted.

•	The end of grace period included in the restructuring arrangements.

Additionally, this period should not be shorter than the period during which material payment has been made by the customer.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

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

None of these strategic investments was disposed of during the year ended December 31, 2020, and there were no transfers of any cumulative gain or loss within equity relating to these investments.

14.1. Debt securities

	December 31, 2020	December 31, 2019
BCRA Liquidity Bills	89,890,131	39,585,142
Government securities	30,452,845	21,825,609
Financial assets pledged as collateral	6,939,966	—
Private securities - Corporate bonds	260,910	95,503

TOTAL	127,543,852	61,506,254

14.2. Equity instruments

	December 31, 2020	December 31, 2019
Banco Latinoaméricano de Exportaciones S.A.	27,216	35,921
Others	1,283	1,339

TOTAL	28,499	37,260

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

15. Income Tax

15.1. Deferred income tax assets and liabilities

Account		Changes recognized in			As of December 31, 2020
	As of December 31, 2019	Consolidated statement of profit or loss	Other comprehensive income	Consolidation with subsidiaries	Deferred tax asset	Deferred tax liabilities
Allowance for loan losses	6,077,813	(1,498,157)	—	2,109	4,581,765	—
Provisions	2,762,677	(251,920)	—	—	2,510,757	—
Loan Commissions	174,283	100,877	—	—	275,160	—
Expenses capitalized for tax purpose	(279,890)	(564,566)	—	—	—	(844,456)
Property and equipment	(7,826,316)	1,129,736	—	—	—	(6,696,580)
Investments in debt securities and equity instruments	(2,787,312)	2,168,490	(2,068,506)	23,546	—	(2,663,782)
Derivatives	15,249	(4,048)	—	—	11,201	—
Inflation adjustment (see Note 15.5)	5,980,408	2,725,485	—	—	8,705,893	—
Others	(489)	(1,869)	—	2,971	613	—

Balance	4,116,423	3,804,028	(2,068,506)	28,626	16,085,389	(10,204,818)

Offsetting					(10,165,479)	10,165,479

Net					5,919,910	(39,339)

Account		Changes recognized in			As of December 31, 2019
	As of December 31, 2018	Consolidated statement of profit or loss	Other comprehensive income	Gain of control over subsidiaries	Deferred tax asset	Deferred tax liabilities
Allowance for loan losses	2,524,230	3,553,583	—	—	6,077,813	—
Provisions	1,034,295	1,728,383	—	—	2,762,678	—
Loan Commissions	392,873	(218,590)	—	—	174,283	—
Expenses capitalized for tax purpose	(835,040)	555,150	—	—	—	(279,890)
Property and equipment	(7,291,169)	(535,147)	—	—	—	(7,826,316)
Investments in debt securities and equity instruments	220,681	(4,975,754)	1,967,761	—	—	(2,787,312)
Derivatives	23,458	(8,209)	—	—	15,249	—
Inflation adjustment (see Note 15.5)	—	5,980,408	—	—	5,980,408	—
Others	1,634	87,307	—	(89,431)	—	(490)

Balance	(3,929,038)	6,167,131	1,967,761	(89,431)	15,010,431	(10,894,008)

Offsetting					(10,894,008)	10,894,008

Net					4,116,423	—

In order to fully realize the deferred income tax asset, the Bank will need to generate taxable income. Based upon the level of historical taxable income and projections for future over the years in which the deferred income tax are deductible, Management of the Bank believes that as of December 31, 2020 it is probable that the Bank will realize all of the deferred income tax assets. Taxable profit projections for 2021 take into account that the methodology of the tax inflation adjustment differs significantly from the accounting for hyperinflation under IAS 29, and the tax deductible expense generated by the tax inflation adjustment will be lower than the loss as calculated for accounting purposes.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

15.2. Unrecognised deferred tax liabilities

At December 31, 2020 and 2019 there were deferred tax liabilities of 315,340 and 346,587, respectively, related to investments in subsidiaries and in joint ventures. However this liability was not recognized because the Group controls the dividend policy of its subsidiaries and is able to veto the payment of dividends of its joint ventures. No dividend distribution from subsidiaries and joint ventures is expected in the foreseeable future.

15.3. Income tax expense

	December 31, 2020	December 31, 2019	December 31, 2018
Current Tax	12,165,929	14,681,916	11,300,604
Deferred Tax	(3,804,028)	(6,167,131)	742,435
Inflation adjustment for prior period (see Note 15.5)	—	(5,693,726)	(2,961,457)
Over/under income tax from prior year	(327,807)	—	—

Income tax expense	8,034,094	2,821,059	9,081,582

The reconciliation of the effective tax rate is set forth below:

	December 31, 2020	December 31, 2019	December 31, 2018
Profit before income tax	18,102,889	24,636,513	5,794,181
Income tax rate	30%	30%	30%

Income tax using the Bank´s income tax rate	5,430,867	7,390,954	1,738,254

Tax -exempt income	(328,390)	(655,330)	(411,218)
Non-deductible expenses	120,650	87,334	146,568
Change in tax rate (see Note 15.4)	(444,727)	(1,281,548)	(604,046)
Other	194,985	(21,293)	(36,906)
Net monetary inflation adjustment	8,755,629	10,490,151	11,210,387

Subtotal	13,729,014	16,010,268	12,043,039
Inflation adjustment for tax purposes (see Note 15.5)	(5,367,113)	(13,189,209)	(2,961,457)
Over/under income tax from prior year	(327,807)	—	—

Income tax expense	8,034,094	2,821,059	9,081,582
Effective tax rate	44%	11%	157%

15.4. Change in tax rate

The tax reform enacted by Law 27,430 established a gradual decrease in the income tax rate from 35% to 30% for fiscal years beginning January 1, 2018, while for fiscal years beginning January 1, 2020, the rate would be reduced to 25%.

In December 2019, the Social Solidarity Law 27,541 suspended the decrease of income tax rate to 25% until the fiscal years beginning on January 1, 2022, consequently the income tax rate remained 30%.

15.5. Income tax exposure – inflation adjustment

The tax inflation adjustment prescribed by Law 20,628 allows the tax payers to deduct certain inflation effects from taxable profit. At December 31, 2016 the Bank recognized and measured its income tax provision without applying a tax inflation adjustment in the calculation of its taxable income in 2017, since it was suspended by Law 24,073.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

On May 10, 2018, after analyzing the effect of the non-application of the tax inflation adjustment and on the basis of related legal precedents, the Bank approved the filing of a petition for the courts to declare such suspension to be unconstitutional based on the non-confiscatory principle set in article 17 of the Argentina National Constitution, in the light of the confiscatory effect that these provisions entail in this specific case.

The Bank therefore filed its Income tax return for the year ended December 31, 2017 having applied the tax inflation adjustment in its preparation. with a net impact of 1,021,518 in nominal values (corresponding to 2,961,457 in terms of currency as of December 31, 2020) in “Income tax expense” in the year ended December 31, 2018.

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

Subsequently, during 2019 the Bank and its legal counsel became aware of jurisprudence which led them to reassess the likelihood of the benefit of the tax inflation adjustment being accepted for 2018 to being probable. As a result, the Bank recognized a reduction of 3,239,760 in nominal values (corresponding to 5,693,726 in terms of currency as of December 31, 2020) in its “Income tax expense” for the year ended December 31, 2019.

On December 23, 2019, the Congress passed the Law 27,541 “Solidarity and Productive Reactivation Law as a part of Public Emergency” by which, the benefit (or charge) of the tax inflation adjustment for 2019 and 2020 fiscal years, are deductible 1/6 in that fiscal period and the remaining 5/6, in equal parts in the 5 following immediate fiscal periods.

In 2019 the criteria to apply the tax inflation adjustment were met and the Bank filed its income tax return with this benefit. Therefore, for the total tax inflation adjustment for 2019 fiscal year, amounting to 13,189,209, 7,208,801 was considered as a deduction in 2019 income tax provision and 5,980,408 has been recognized as a deferred tax asset.

In 2020 the Bank expects to file its income tax return with the same benefit. Therefore, the adjustment for total tax inflation for fiscal year 2020, was considered 1/6 as a deduction in the provision for income tax 2020 and 5/6 as a deferred tax asset, amounting to 8,705,893 as of December 31, 2020 (including 1/6 from 2019).

On June 8, 2020, the Bank obtained a favorable result in the Court in relation to the declaratory action filed on May 12, 2017. The Court concluded that the prohibition on applying the inflation adjustment mechanism for income tax return in fiscal year 2016 is inapplicable to the case.

On December 9, 2020 the Appeal Court dismissed the appeals filed by the tax authorities against the Court judgement on August 6, 2020, thereby confirming the decision taken by the Court. Although the tax authorities filed an extraordinary appeal, it was withdrawn on February 1, 2021, being the Court judgement the final decision.

As a consequence, this judgement has no impact on these financial statements since the Bank had not established any provision as it was considered probable that it would be able to obtain a favorable result in the final judicial instance.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

Income tax – motions for refund of amounts paid for fiscal years 2013, 2014 and 2015

In connection with the years 2013, 2014 and 2015, the Bank determined its taxable income without applying the tax inflation adjustment. If it had been applied, the bank would have paid for 264,257, 647,945 and 555,002 less, in nominal values in those periods.

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

On October 21, 2020, we were informed that the Court rendered a judgment confirming the Bank’s request for fiscal year 2014. The Tax authorities appealed that judgment to the Appeal Court.

On November 10, 2020, the Court also confirmed the Bank’s request for fiscal year 2013. The Tax authorities appealed that judgment to the Appeal Court.

As of the date of these financial statements, the Court had not yet released a judgement in relation to the fiscal year 2015.

The Bank has not recognized any asset in relation to these claims.

Income tax – motion for refund of amounts paid for fiscal year 2019

As mentioned in the previous paragraphs, in relation to the fiscal year 2019, the Bank determined the income tax return by applying the tax inflation adjustment in accordance with the law which maintained the application of the inflation adjustment mechanism but considered a sixth in that fiscal period and the remaining five sixths in equal parts in the next 5 fiscal periods. Such deferral has been recognized as a deferred tax asset.

Considering that there are reasonable grounds to sustain the unconstitutionality and / or inapplicability to the specific case of the reform introduced by Law 27,541, on August 21, 2020 a prior administrative claim was filed in order to obtain the refund of the sum of $ 4,528 .453, in nominal value in that period. The effect of non-inclusion in full of the tax inflation adjustment shows a clearly confiscatory taxation and such confiscation is not reversed by the right to deduct on future tax years the deferred tax asset.

However, over time the bank will deduct 1/6 in the following periods until it is consumed, although the claim for interest will continue.

As of the date of these financial statements the tax authorities had not yet released a response to the motion lodged.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

16. Investment in joint ventures and associates

	December 31, 2020	December 31, 2019
Rombo Cía. Financiera S.A.	757,149	895,378
BBVA Consolidar Seguros S.A.	445,378	360,236
Interbanking S.A.	165,422	154,732
Play Digital S.A. (1)	74,396	—

TOTAL	1,442,345	1,410,346

(1)	The Bank is one of the sponsors and shareholders of Play Digital S.A. (the “company”), an Argentine fintech incorporated on May 26, 2020.

The company’s initial capital stock is 7,500,000 common shares of $1 par value each, entitling to one vote per share, was distributed as follows:

(i)	Banco BBVA Argentina S.A., holder of 2,500,000 common shares, of $1 par value each, entitling to one vote per share, representing 33.33% of the stock capital;

(ii)	Banco de Galicia y Buenos Aires S.A.U., holder of 2,500,000 common shares, of $1 par value each, entitling to one vote per share, representing 33.33% of the stock capital; and

(iii)	Banco Santander Río S.A., holder of 2,500,000 common shares, of $1 par value each, entitling to one vote per share, representing 33.33% of the stock capital.

The agreement provides for the participation of other financial institutions as holders of equity interests in the company’s capital; when this occurs, the equity interests of the founder financial institutions will be diluted.

The company’s purpose is to engage, directly and/or through third parties, or in association with third parties, in the following activities in Argentina or abroad:

a)	Provision of electronic payment services;

b)

Management and operation of transfers by using mobile communication devices and/or any other electronic means, as well as electronic payment and/or collection services on behalf and for the account of third parties, to which effect it shall enter into agency agreements to make and receive collections and/or payments for the account and to the order of third parties, in all cases through electronic-supported transfer systems;

c)

Operation of electronic currency transfer systems through the Internet and/or any other digital or virtual payment means. It may also provide supplementary technological or IT support services related to financial activities. The activities falling under the scope of Financial Institutions Law No. 21526, as amended and regulated, are excluded from its purpose.

On July 15, 2020, the Bank made a capital contribution for future subscription of shares for 13,750, which was accepted and transferred on July 20, 2020.

Likewise, on July 23, 2020, the first Extraordinary General Shareholders’ Meeting took place in which it was decided to incorporate Banco Macro S.A. as a new investor, joining the existing Banco BBVA Argentina S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. Consequently, the Bank’s participation in Play Digital S.A. was reduced from 33% to 25%.

On August 26, 2020, Banco BBVA Argentina S.A. made an additional capital contribution of 27,250, maintaining its participation.

On October 15, 2020, a new Extraordinary General Shareholders’ Meeting was held in which it was determined to incorporate new banks as sponsors, adding to the existing ones. Consequently, the Bank’s participation in Play Digital S.A. was reduced from 25% to 18.1585%.

In the Ordinary and Extraordinary General Shareholders’ Meeting of December 15, 2020, a new share issue was decided in which the Bank did not exercise its right of first refusal, reducing its participation to 13.001%.

As of December 31, 2020, the participation of Play Digital S.A. within the caption Investments in associates amounts to of 74,396. The Bank concluded that it has significant influence over Play Digital S.A. since it has the right to appoint one member of the Board of Directors. It should be noted that on January 8, 2021, a sale of shares of Play Digital S.A. was made (see note 49).

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

The following table summarises the information related to the most significant investments in joint venture:

	Rombo Compañía Financiera S.A.
	December 31, 2020	December 31, 2019
Total Assets	9,354,472	10,801,444
Total Liabilities	7,461,599	8,562,999
Profit	345,574	395,620
Equity	1,892,873	2,238,445

Ownership interest	40%	40%

17. Tangible assets

17.1. Property and equipment

	December 31, 2020	December 31, 2019
Real estate	23,344,942	23,970,454
Furniture and facilities	4,922,945	5,255,866
Right of use	2,655,151	3,184,937
Machinery and equipment	2,140,829	2,592,481
Constructions in progress	646,906	437,722
Automobiles	57,381	52,697

TOTAL	33,768,154	35,494,157

Changes in the item for years 2020 and 2019 are included below:

					Depreciation
	Cost as of December 31, 2019	Transfer from investment properties	Additions	Disposals (*)	Accumulated as of December 31, 2019	Transfer from investment properties	Disposals (*)	For the period	Accumulated as of December 31, 2020	Carrying amount as of December 31, 2020
Real estate	27,406,248	3,396	115,643	(1,955,258)	3,435,794	356	(1,818,692)	607,629	2,225,087	23,344,942
Furniture and facilities	9,031,914	—	360,821	(1,346,385)	3,776,048	—	(1,477,379)	824,736	3,123,405	4,922,945
Rights of use – Real estate	3,962,642	—	429,188	(290,628)	777,705	—	(26,764)	695,110	1,446,051	2,655,151
Machinery and equipmente	6,300,135	—	1,122,938	(3,012,796)	3,707,654	—	(3,011,959)	1,573,753	2,269,448	2,140,829
Construction in progress	437,722	—	295,844	(86,660)	—	—	—	—	—	646,906
Automobiles	230,895	—	20,278	(98,654)	178,198	—	(103,145)	20,085	95,138	57,381

Total	47,369,556	3,396	2,344,712	(6,790,381)	11,875,399	356	(6,437,939)	3,721,313	9,159,129	33,768,154

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

						Depreciation
	Cost as of December 31, 2018	Gain of control over subsidiaries	Transfer to investment properties	Additions	Disposals (*)	Accumulated as of December 31, 2018	Transfer to investment properties	Disposals (*)	For the period	Gain of control over subsidiaries	Accumulated as of December 31, 2019	Carrying amount as of December 31, 2019
Real estate	29,091,573	—	(1,751,822)	294,422	(227,925)	3,203,525	(49,040)	(227,925)	509,234	—	3,435,794	23,970,454
Furniture and facilities	9,430,753	34,399	—	1,226,582	(1,659,820)	3,568,449	—	(1,657,811)	1,858,249	7,161	3,776,048	5,255,866
Rights of use – Real estate (**)	—	24,835	—	3,937,807	—	—	—	—	766,294	11,411	777,705	3,184,937
Machinery and equipment	5,776,948	13,483	—	1,745,397	(1,235,693)	3,079,268	—	(1,234,549)	1,855,364	7,571	3,707,654	2,592,481
Construction in progress	983,305	—	—	376,146	(921,729)	—	—	—	—	—	—	437,722
Automobiles	200,776	9,838	—	20,917	(636)	156,834	—	—	19,824	1,540	178,198	52,697

Total	45,483,355	82,555	(1,751,822)	7,601,271	(4,045,803)	10,008,076	(49,040)	(3,120,285)	5,008,965	27,683	11,875,399	35,494,157

(*)	Includes write-off of fully depreciated items and finalized constructions.
(**)	The Group included in additions the amount net of initial recognition (see note 5.18).

17.2. Investment properties

Below are the changes in investment properties:

					Depreciation
	Cost as of December 31, 2019	Transfer to Property and equipment	Additions	Disposals	Accumulated as of December 31, 2019	Transfer to Property and equipment	Disposals	For the period	Accumulated as of December 31, 2020	Carrying amount as of December 31, 2020
Real estate	2,023,910	(3,396)	—	(131)	94,710	(356)	(131)	35,892	130,115	1,890,268

Total	2,023,910	(3,396)	—	(131)	94,710	(356)	(131)	35,892	130,115	1,890,268

					Depreciation
	Cost as of December 31, 2018	Transfer from Property and equipment	Additions	Disposals	Accumulated as of December 31, 2018	Transfer from Property and equipment	Disposals	For the period	Accumulated as of December 31, 2019	Carrying amount as of December 31, 2019
Real estate	272,088	1,751,822	—	—	16,393	49,040	—	29,277	94,710	1,929,200

Total	272,088	1,751,822	—	—	16,393	49,040	—	29,277	94,710	1,929,200

18. Intangible assets

Below are the changes in the items:

				Amortization
	Cost as of December 31, 2019	Additions	Disposals (*)	Accumulated as of December 31, 2019	Disposals (*)	For the period	Accumulated as of December 31, 2020	Carrying amount as of December 31, 2020
Software licenses	2,363,029	802,556	(1,048,297)	1,301,046	(1,046,199)	308,544	563,391	1,553,897

Total	2,363,029	802,556	(1,048,297)	1,301,046	(1,046,199)	308,544	563,391	1,553,897

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

					Amortization
	Cost as of December 31, 2018	Gain of control over subsidiaries	Additions	Disposals (*)	Accumulated as of December 31, 2018	Gain of control over subsidiaries	Disposals (*)	For the period	Accumulated as of December 31, 2019	Carrying amount as of December 31, 2019
Software licenses	2,403,559	4,177	418,293	(463,000)	1,075,904	1,514	(463,000)	686,628	1,298,018	1,061,983

Total	2,403,559	4,177	418,293	(463,000)	1,075,904	1,514	(463,000)	686,628	1,298,018	1,061,983

(*)	Includes write-off of fully amortized items.

19. Other assets

	December 31, 2020	December 31, 2019
Prepayments	4,425,001	1,961,177
Tax advances	1,566,805	789,208
Advances to personnel	378,052	443,081
Other miscellaneous assets	276,631	308,047
Advances to suppliers of goods	160,100	231,673
Foreclosed assets	15,918	19,501
Others	58,295	40,033
Allowance	—	(950)

TOTAL	6,880,802	3,791,770

20. Non-current assets held for sale

It includes certain real property assets located in Argentina which the Board of Directors are committed to sale in the short-term.

21. Financial liabilities at fair value through profit or loss

21.1. Derivatives

	December 31, 2020 (*)	December 31, 2019 (*)
Foreign Currency Forwards	188,694	3,984,235
Interest Rate Swaps	—	199,291

TOTAL	188,694	4,183,526

(*)	The notional amounts are disclosed in note 9.2

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

21.2. Trading liabilities

	December 31, 2020	December 31, 2019
Short sold positions	—	790,707

TOTAL	—	790,707

22. Financial liabilities at amortized cost

22.1. Banks loans

	December 31, 2020	December 31, 2019
Local financial institutions	7,906,629	4,891,450
Foreign financial institutions	1,690,912	3,456,861
Central Bank	28,487	22,800

	9,626,028	8,371,111

22.2. Deposits from customers

	December 31, 2020	December 31, 2019
Savings Accounts	205,927,223	201,250,239
Term deposits	120,068,027	114,595,457
Checking accounts	112,583,740	73,516,392
Investment accounts	27,904,734	105
Others	5,249,472	6,631,711

TOTAL	471,733,196	395,993,904

22.3. Other financial liabilities

	December 31, 2020	December 31, 2019
Obligations for financing of purchases (*)	25,067,212	23,103,205
Collections and other transactions on behalf of third parties	4,050,321	4,358,101
Lease liabilities (See Notes 5.18 and 44)	2,950,729	3,426,282
Creditors for spot transactions pending settlement	986,457	163,939
Accrued commissions payable	41,542	19,841
Interest accrued payable	—	495,127
Others	6,130,460	7,676,239

TOTAL	39,226,721	39,242,734

(*)	Includes payables to merchants acquirers as a result of purchases made by the holders of the Bank’s credit cards.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

23. Debt securities issued

					Carrying amount as of
Detail	Issuance date	Nominal Value	Maturity date	Annual Nominal Rate (*)	December 31, 2020	December 31, 2019
Class 24	27/12/2017	546,500	12/27/2020	Badlar Private + 4.25%	—	716,780
Class 25	08/11/2018	784,334	11/08/2020	UVA + 9.50%	—	1,761,712
Class 27	28/02/2019	1,090,000	08/28/2020	Badlar Private + 6.25%	—	1,213,012
Class 28	12/12/2019	1,967,150	06/12/2020	Badlar Private + 4%	—	2,678,087
Class 26 - 28 - PSA Finance Argentina	01/02/2018	808,333	06/17/2020	Badlar Private + 2.75% (class 26) / Badlar Private + 7% (class 28)	—	848,785
Class 5 - 8 - 9 - Volkswagen Financial Services	27/02/2019	1,086,556	03/30/2023	UVA + 9.24% (class 5) / UVA (class 8) / fixed rate (class 9)	1,125,656	2,278,084
				Total Principal	1,125,656	9,496,460
				Interest accrued	43,126	467,773

				Total principal and interest accrued	1,168,782	9,964,233

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

•	Other provisions: reflects the estimated amounts to pay class actions, labour, tax and commercial claims as well as other miscellaneous complaints.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

	December 31, 2020	December 31, 2019
Other provisions	2,633,845	3,310,543
Provisions commercial claims	1,957,932	2,605,366
Provisions labor-related	250,904	278,001
Provisions tax claims	182,951	143,757
Others	242,058	283,419
Provisions for reorganization	2,029,162	2,690,285
Financial guarantees and loan commitments	1,364,594	1,233,260

TOTAL	6,027,601	7,234,088

Changes in fiscal year 2020 and 2019 are included below:

Accounts	Balances as of December 31, 2019	Increases	Provisions reversals	Provisions used	Inflation adjustment	Balances as of December 31, 2020
- Other provisions	3,310,543	1,124,419	(28,587)	(742,649)	(1,029,881)	2,633,845
Provisions commercial claims	2,605,366	750,096	—	(630,636)	(766,894)	1,957,932
Provisions labor-related	278,001	139,933	—	(72,920)	(94,110)	250,904
Provisions tax claims	143,757	119,771	—	(26,773)	(53,804)	182,951
Others	283,419	114,619	(28,587)	(12,320)	(115,073)	242,058
- Provisions for reorganization	2,690,285	2,858,723	(646,586)	(2,328,094)	(545,166)	2,029,162
- Financial guarantees and loan commitments	1,233,260	537,694	—	—	(406,360)	1,364,594

TOTAL PROVISIONS	7,234,088	4,520,836	(675,173)	(3,070,743)	(1,981,407)	6,027,601

Accounts	Balances as of December 31, 2018	Increases	Provisions used	Balances as of December 31, 2019
- Other provisions	2,826,834	3,200,103	(2,716,394)	3,310,543
Provisions commercial claims	2,251,611	2,648,272	(2,294,517)	2,605,366
Provisions labor-related	354,470	175,162	(251,631)	278,001
Provisions tax claims	146,001	92,895	(95,139)	143,757
Others	74,752	283,774	(75,107)	283,419
- Provisions for reorganization	—	3,188,547	(498,262)	2,690,285
- Financial guarantees and loan commitments	750,442	482,866	(48)	1,233,260

TOTAL PROVISIONS	3,577,276	6,871,516	(3,214,704)	7,234,088

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

The expected terms to settle these obligations are as follows:

December 31, 2020
Provisions	Within 12 months	After 12 months
Other provisions	1,129,070	1,504,775
Provisions commercial claims	826,610	1,131,322
Provisions labor-related	78,737	172,167
Provisions tax claims	69,429	113,522
Others	154,294	87,764
Provisions for reorganization	2,029,162	—
Financial guarantees and loan commitments	1,364,594	—

December 31, 2019
Provisions	Within 12 months	After 12 months
Other provisions	1,215,982	2,094,561
Provisions commercial claims	873,356	1,732,010
Provisions labor-related	59,532	218,469
Provisions tax claims	44,703	99,054
Others	238,391	45,028
Provisions for reorganization	2,690,285	—
Financial guarantees and loan commitments	1,233,260	—

Possible contingencies

Contingent liabilities have not been recognized in these financial statements and corresponds to 105 claims received (both before the courts and the administrative authorities), arisen in the ordinary course of business. The estimated amount of said claims amounts to 18,623 of which an outflow of funds is estimated for approximately 2,566 in the next 12 months. These claims are primarily related to leasing claims, petitions to secure evidence, and labor claims. The Group’s management and legal advisors consider that the probability that these cases would derive in an outflow of resources is possible, but not probable, and that the potential cash disbursements should not be material.

25. Other liabilities

	December 31, 2020	December 31, 2019
Cash dividends payable (see note 26)	14,500,000	—
Miscellaneous creditors	8,824,128	7,018,393
Other collections and withholdings	5,163,932	4,186,674
Short term personnel benefits	5,044,814	5,708,980
Advance collections	4,958,065	3,548,845
Other taxes payable	1,348,935	1,659,555
Contract liabilities	400,421	522,449
Long term personnel benefits	393,701	417,251
Social security payable	99,339	83,638
Others	89,881	106,712

TOTAL	40,823,216	23,252,497

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

26. Capital and Reserves

•	Share capital

Quantity of shares at December 31 2020				Share capital December 31 2020
Class	Quantity	Nominal value per share	Votes per share	Shares outstanding	Pending issuance or distribution	Paid-in
Ordinary	612,710,079	1	1	612,615	95	612,710

On April 24, 2019 the shareholders meeting of BBVA Argentina and the shareholders meetings of its subsidiary BBVA Francés Valores S.A. approved the merger of the two companies, effective as from October 1, 2019. Prior to the merger, BBVA Argentina had a 95% holding of shares and votes of BBVA Francés Valores S.A.

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

The following table shows the reconciliation of the number of shares at opening date to closing date:

Quantity of shares at December 31, 2018	612,659,638

Insuance of shares 2019 (*)	50,441
Quantity of shares at December 31, 2019	612,710,079

Quantity of shares at December 31, 2020	612,710,079

(*)	Pending registration by IGJ.

•	Share premium

The share premium account represents the difference between the par value of the shares issued and the subscription price.

•	Inflation adjustment to share capital

It comprises the cumulative monetary inflation adjustment on the share capital.

•	Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of financial assets measured at FVOCI, net of the related income tax.

•	Legal reserve

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

•	Restrictions to the payment of dividends

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

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

On September 20, 2017, BCRA issued Communication “A” 6327, which establishes that financial entities will not be able to make profit distributions with the profit that is originated by the first application of the IFRS, and must constitute a special reserve that can only be used for capitalization or to absorb eventual negative balances of the item “Retained earnings”.

In addition, the Bank shall maintain a minimum capital after the proposed distribution of profits.

On May 15, 2020 the Shareholders’ Meeting approved the distribution of dividends for an amount of 2,500,000 in nominal value (corresponding to 3,063,448 in terms of currency as of December 31, 2020).

On November 20, 2020 the Shareholders’ Meeting approved the distribution of dividends for an amount of 12,000,000 in nominal value (corresponding to 12,480,660 in terms of currency as of December 31, 2020). BCRA through Communication “A” 6768 issued on August 30, 2019 and Communication “A” 6886 issued on January 31, 2020, provides that financial institutions must have the formal authorization of the BCRA before cancellation of dividends. Subsequently, BCRA issued Communication “A” 7181 that suspended those payments until June 30, 2021.

The cash dividend payment declared by the shareholders will be made effective after suspension is terminated and BCRA formally approve the payment.

27. Analysis of changes in financing activities during the year

The following chart provides a reconciliation between the opening and closing balances for liabilities arising from financing activities:

	2020	2019
Debt securities issued
Opening balance	13,390,515	5,180,604
Gain of control over subsidiaries	—	5,054,024
New borrowings	4,691,050	11,710,741
Debt payments	(8,260,445)	(6,054,607)
Interests and adjustments accrued	3,540,061	5,716,480
Interests paid	(3,910,199)	(3,362,337)
Inflation effect on debt securities issued	(5,331,472)	(4,854,390)

Closing balance	4,119,510	13,390,515

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

28. Net interest income

28.1. Interest income

Interest revenue calculated using the effective interest method.

	2020	2019	2018
Interest from government securities	33,664,109	49,098,038	20,684,183
Interest from credit card loans	18,707,357	28,656,180	19,619,248
Interest from other loans	11,269,542	7,377,124	7,690,032
Interest from overdrafts	10,814,487	13,839,785	15,053,918
Interest from commercial papers	10,182,777	15,051,005	13,629,461
Interest from consumer loans	9,562,611	12,301,110	15,941,930
UVA clause adjustment (1)	9,232,639	14,787,161	9,071,650
Premium for reverse repurchase agreements	4,956,430	2,462,919	1,410,373
Interest from car loans	2,995,000	1,972,697	3,113,187
Stabilization Coefficient (CER) clause adjustment (1)	2,546,829	108,472	234,610
Interest from loans for the prefinancing and financing of exports	1,429,432	4,295,451	3,663,772
Interest on loans to financial institutions	1,207,423	3,700,450	4,775,119
Interest from mortgage loans	931,823	1,890,592	1,942,756
Interest from financial leases	541,336	801,446	1,351,442
Interest from private securities	23,115	14,594	87,700
Other financial income	457,849	10,897	86

TOTAL	118,522,759	156,367,921	118,269,467

(1)	Adjustment clauses based on the variation of the consumer price index.

28.2. Interest expenses

	2020	2019	2018
Time deposits	33,236,039	52,834,019	35,573,477
Savings accounts deposits	2,700,162	3,749,806	9,186,451
Other liabilities	2,662,424	5,728,338	3,722,117
Bank loans	1,394,983	1,230,240	383,690
UVA clause adjustment (1)	1,011,135	2,096,368	2,688,015
Interest on the lease liability	373,512	432,547	—
Premium for reverse repurchase agreements	—	3,598	230,784
Others	93,637	48,153	24,291

TOTAL	41,471,892	66,123,069	51,808,825

(1)	Adjustment clause based on the variation of the consumer price index.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

29. Fee and commission income

	2020	2019	2018
Linked to deposits	12,013,206	15,625,680	15,320,959
Linked to credit cards	8,574,713	5,161,923	7,641,939
Insurance agent fee	1,437,672	1,545,159	1,817,747
From foreign currency transactions	1,312,183	1,474,105	1,221,029
Linked to securities	321,586	166,561	326,800
From guarantees granted	3,821	2,727	6,490

TOTAL	23,663,181	23,976,155	26,334,964

30. Fee and commission expense

	2020	2019	2018
For credit and debit cards	8,524,712	8,266,906	7,191,092
For promotions	1,746,686	2,623,670	2,724,585
For foreign trade transactions	278,455	485,530	328,438
Linked to transactions with securities	4,534	4,000	3,902
Other commission expenses	868,847	1,461,741	1,273,686

TOTAL	11,423,234	12,841,847	11,521,703

31. Gains on financial assets and liabilities at fair value through profit or loss, net

	2020	2019	2018
Income from debt and equity instruments	7,607,079	13,198,302	2,993,171
Gain / (Loss) from foreign currency forward transactions	3,061,714	2,169,298	(620,289)
Gains from put options	497,000	932,562	—
Interest rate swaps	73,319	(695,693)	(2,130,274)

TOTAL	11,239,112	15,604,469	242,608

32. Losses on derecognition of financial assets not measured at fair value through profit or loss, net

	2020	2019	2018
Loss from sale of government securities	(2,308,809)	(79,314)	(284,476)
Loss from sale of private securities	(1,049)	(1,560)	(1,896)

TOTAL	(2,309,858)	(80,874)	(286,372)

33. Exchange differences, net

	2020	2019	2018
Income from trading in foreign currency	6,066,379	14,325,764	10,643,679
Conversion of foreign currency assets and liabilities into pesos	161,346	(299,355)	2,946,171

TOTAL	6,227,725	14,026,409	13,589,850

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

34. Other operating income

	2020	2019	2018
Adjustments and interest on miscellaneous receivables	1,882,344	1,729,851	1,039,065
Rental of safe deposit boxes	1,122,188	961,725	1,124,781
Services rendered	270,110	300,983	323,403
Proceeds from electronic transactions	186,922	199,891	255,558
Income related to foreign trade	167,080	433,560	462,620
Gain from the sale of non-current assets held for sale	—	5,202,018	—
Other operating income	2,694,336	3,154,173	1,207,177

TOTAL	6,322,980	11,982,201	4,412,604

35. Other operating expenses

	2020	2019	2018
Sales taxes	8,116,846	10,866,557	10,430,538
Provisions for reorganization	2,858,723	3,188,547	—
Provisions for legal and administrative proceedings	1,004,990	2,903,150	1,301,014
Contributions to the Deposits Guarantee Fund (Note 46)	696,691	824,817	826,050
Loss on initial recognition of loans bearing below market interest rate	627,182	2,069,574	1,342,077
Expected credit losses on financial guarantee and loan commitments	537,694	482,866	78,062
Damage claims	85,793	229,208	405,915
Loss on sale of non-current assets held for sale	—	—	536,147
Other operating expenses	1,662,299	1,463,693	1,801,028

TOTAL	15,590,218	22,028,412	16,720,831

36. Personnel benefits

	2020	2019	2018
Salaries	12,951,727	13,364,230	13,036,484
Social security charges	3,535,606	3,901,108	3,851,123
Other short term personnel benefits	2,778,210	4,028,583	3,424,584
Personnel compensations and rewards	436,790	719,905	1,836,160
Personnel services	433,919	496,513	478,813
Fees to Bank Directors and Supervisory Committee	60,188	22,247	41,895
Termination benefits	82,785	4,106	33,314
Other long term benefits	99,910	161,733	99,522

TOTAL	20,379,135	22,698,425	22,801,895

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

37. Other administrative expenses

	2020	2019	2018
Taxes	4,490,270	4,433,658	4,226,702
Maintenance costs	2,226,065	2,034,666	1,931,138
Armored transportation services	2,205,072	3,447,768	2,701,123
Rent	1,876,131	1,334,943	1,967,802
Administrative expenses	1,622,077	1,725,522	1,349,599
Electricity and communications	1,024,242	966,919	824,218
Other fees	966,453	944,428	737,943
Security services	768,112	658,966	759,803
Advertising	718,833	861,349	1,037,373
Insurance	222,001	194,810	181,218
Travel expenses	118,790	226,699	226,880
Stationery and supplies	68,797	98,409	94,482
Other administrative expenses	2,452,594	2,101,504	2,079,828

TOTAL	18,759,437	19,029,641	18,118,109

38. Depreciation and amortization

	2020	2019	2018
Depreciation of property and equipment	3,026,203	4,242,671	3,698,337
Amortization of right of use	695,110	766,294	—
Amortization of intangible assets	308,544	686,628	317,458
Depreciation of investment properties	35,892	29,277	9,256
Depreciation of other assets	232	3,664	704

TOTAL	4,065,981	5,728,534	4,025,755

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

Structure and organization

The Group has a formal organizational structure, with a set of roles and responsibilities, organized in a pyramidal structure that generates control instances from lower to higher levels, up to the highest decision-making bodies. The following are the areas that conform the structure and a list of their functions:

•	Risks Management Unit,

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

•	Committees

•	Control and Reporting Units

•	Cross-Control Areas

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

Risk appetite is expressed through a statement containing the general principles for the Group’s strategy and quantitative metrics.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

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

Scope and nature of information and/or risk measurement systems

BBVA Argentina has several tools to be used in credit risk management for effective risk control and facilitating the entire process. The periodic reports are:

•	Progress of Risks.

•	Payment Schedules.

•	Ratings.

•	Dashboard.

•	Early Alerts System.

•	Quarterly tools follow-up sheet.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

Exposure to credit risk

The Group’s credit risk exposure of loans and advances under IFRS 9 with stage allocation by asset classification as of December 31, 2020 and 2019 is provided below:

Credit risk exposure	December 31, 2020	Stage 1	Stage 2	Stage 3
Cash and cash equivalents	86,184,474	86,184,474	—	—

- BCRA unrestricted current account	86,184,474	86,184,474	—	—

Financial assets at amortized cost	344,596,958	299,911,768	39,248,718	5,436,472

Wholesale	127,382,078	112,935,399	11,532,469	2,914,210

- Business	63,350,121	57,314,517	4,658,319	1,377,285
- Corporate & Investment Banking (CIB)	51,430,316	43,387,621	6,615,922	1,426,773
- Institutional and international	3,539	3,186	9	344
- MSMEs	9,853,004	9,515,836	227,360	109,808
- Others	2,745,098	2,714,239	30,859	—

Retail	168,026,972	137,788,461	27,716,249	2,522,262

- Advances	397,966	224,119	58,893	114,954
- Credit cards	108,390,974	87,348,378	20,065,917	976,679
- Personal loans	27,678,973	21,409,918	5,126,960	1,142,095
- Pledge loans	12,762,900	12,446,707	78,369	237,824
- Mortgages	18,561,052	16,125,462	2,385,293	50,297
- Receivables from financial leases	234,513	233,326	805	382
- Others	594	551	12	31

Reverse repurchase agreements	49,187,908	49,187,908	—	—

- BCRA repos	49,187,908	49,187,908	—	—

Financial assets at fair value through other comprehensive income	127,543,852	90,151,041	37,392,811	—

- Debt securities	127,543,852	90,151,041	37,392,811	—

Total financial assets risk	558,325,284	476,247,283	76,641,529	5,436,472

Loan commitments and financial guarantees	62,527,175	57,622,393	4,895,830	8,952

Wholesale	15,103,722	14,192,903	903,181	7,638

- Business	4,696,427	4,509,965	180,282	6,180
- CIB	5,681,763	5,464,505	216,776	482
- Institutional and international	4,215,983	3,730,436	485,547	—
- MSMEs	509,549	487,997	20,576	976

Retail	47,423,453	43,429,490	3,992,649	1,314

- Advances	4,971,492	4,874,422	97,011	59
- Credit cards	42,130,673	38,287,465	3,841,953	1,255
- Mortgages	289,695	258,729	30,966	—
- Others	31,593	8,874	22,719	—

Total loan commitments and financial guarantees	62,527,175	57,622,393	4,895,830	8,952

Total credit risk exposure	620,852,459	533,869,676	81,537,359	5,445,424

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

Credit risk exposure	December 31, 2019	Stage 1	Stage 2	Stage 3
Financial assets at amortized cost	283,357,959	245,405,093	27,358,665	10,594,201

Wholesale	121,743,503	106,101,285	9,436,834	6,205,384

- Business	63,570,532	51,955,351	6,324,901	5,290,280
- CIB	54,764,063	52,123,004	1,825,624	815,435
- Institutional and international	781,390	427,890	353,022	478
- MSMEs	2,627,518	1,595,040	933,287	99,191

Retail	161,614,456	139,303,808	17,921,831	4,388,817

- Advances	634,087	394,705	149,426	89,956
- Credit cards	93,547,285	81,534,909	9,805,989	2,206,387
- Personal loans	33,189,072	24,553,711	6,783,052	1,852,309
- Pledge loans	13,086,909	12,625,716	261,480	199,713
- Mortgages	20,931,137	19,974,970	918,980	37,187
- Receivables from financial leases	224,639	218,816	2,809	3,014
- Others	1,327	981	95	251

Financial assets at fair value through other comprehensive income	61,506,254	39,634,085	21,872,169	—

- Debt securities	61,506,254	39,634,085	21,872,169	—

Total financial assets risk	344,864,213	285,039,178	49,230,834	10,594,201

Loan commitments and financial guarantees	67,672,394	61,008,074	6,619,755	44,565

Wholesale	16,874,379	13,133,774	3,734,472	6,133

- Business	12,256,853	10,592,414	1,660,653	3,786
- CIB	2,346,931	1,030,897	1,315,730	304
- Institutional and international	1,660,476	1,068,597	591,879	—
- MSMEs	610,119	441,866	166,210	2,043

Retail	50,798,015	47,874,300	2,885,283	38,432

- Advances	5,400,667	5,219,511	179,008	2,148
- Credit cards	45,016,896	42,311,309	2,669,303	36,284
- Mortgages	336,459	313,579	22,880	—
- Others	43,993	29,901	14,092	—

Total loan commitments and financial guarantees	67,672,394	61,008,074	6,619,755	44,565

Total credit risk exposure	412,536,607	346,047,252	55,850,589	10,638,766

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

Information on the credit quality of assets

The Group’s credit quality analysis of financial assets under IFRS 9 with risk allocation as of December 31, 2020 and 2019 is provided below:

Credit quality analysis		December 31, 2020
Cash and cash equivalents
- BCRA unrestricted current account (Low risk)		86,184,474

Total cash and cash equivalents		86,184,474

Wholesale
- Low risk		97,760,236
- Medium risk		26,525,516
- High risk		15,278,200
- Non performing		2,921,848

Total wholesale		142,485,800

Retail
- Low risk		140,435,130
- Medium risk		68,578,972
- High risk		3,912,747
- Non performing		2,523,576

Total retail		215,450,425

Reverse repurchase agreement
- BCRA repos	CCC+	49,187,908

Total reverse repurchase agreement		49,187,908

Debt securities
- BCRA Liquidity Bills	CCC+	89,890,131
- Government securities	CC	37,392,811
- Corporate bonds	CCC+	260,910

Total debt securities		127,543,852

Total credit risk exposure		620,852,459

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

Credit quality analysis		December 31, 2019
Wholesale
- Low risk		82,589,414
- Medium risk		35,034,923
- High risk		14,782,028
- Non performing		6,211,517

Total wholesale		138,617,882

Retail
- Low risk		149,850,521
- Medium risk		54,347,711
- High risk		3,786,990
- Non performing		4,427,249

Total retail		212,412,471

Debt securities
- BCRA Liquidity Bills	B+	39,585,142
- Government securities	CCC	21,825,609
- Corporate bonds	B+	95,503

Total debt securities		61,506,254

Total credit risk exposure		412,536,607

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

The following are the principal types of collateral managed by BBVA Argentina

•	Guarantees: It includes sureties or unsecured instruments.

•	Joint and several guarantee: upon default on payment, the creditor may collect the unpaid amount from either the debtor or the surety.

•	Joint guarantee: in this case the guarantors and debt-holders are liable in proportion to their interest in the company / transaction and restricted to such amount or percentage.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

•	Security Interest: it includes guarantees based on tangible assets, which are classified as follows:

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

Main types of guarantors

The Group defines that the collateral shall be direct, explicit, irrevocable and unconditional in order to be accepted as risk mitigation. Furthermore, regarding admissible guarantors, BBVA Argentina accepts financial institutions (local or foreign), public entities, stock exchange companies, resident and non-resident companies, including insurance companies.

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

These different levels and their probability of default were calculated by using as a reference the rating scales and default rates. These calculations establish the levels of probability of default for the Bank’s Master Rating Scale. Although this scale is common to the entire Group, the calibrations (mapping scores to PD sections/Master Rating Scale levels) are carried out at the country level.

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

The Financial Risks Management of the Risks Management area applies the criteria, policies and procedures defined by the Board of Directors to manage, with a follow-up and control of its proper application, and proposing the necessary actions to maintain the quality of risk within the defined appetite for risk.

The financial risks management model of BBVA Argentina consists of the Market Risks and Structural Risks and Economic Capital Areas, which are coordinated for control and follow-up of risks.

The management of these risks is in line with the basic principles of the Basel Committee on Banking Supervision, with a comprehensive process to identify, measure, monitor and control risks.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

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

The market risk measurement perimeter is the trading portfolio (trading book) managed by the Global Markets unit. This portfolio mainly consists of:

•	Argentine Government Securities.

•	BCRA Liquidity Bills

•	Provincial debt securities.

•	Corporate Bonds.

•	Foreign exchange spot.

•	Derivatives (Exchange rate Futures and Forwards and Interest rate swaps).

The following tables show the trading portfolio total VaR and VaR per risk factors based on daily VaR information:

VaR (in millions of pesos)

	Year-ended December 31, 2020	Year-ended December 31, 2019
Average	226.41	81.60
Minimum	27.42	11.55
Maximum	431.58	273.42
Closing	225.50	43.57

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

VaR per risk factors – (in millions of pesos)

VaR interest rate	Year-ended December 31, 2020	Year-ended December 31, 2019
Average	108.68	71.97
Minimum	6.97	8.26
Maximum	406.57	234.32
Closing	237.23	43.99

VaR foreign exchange rate	Year-ended December 31, 2020	Year-ended December 31, 2019
Average	187.62	25.85
Minimum	2.93	0.85
Maximum	377.09	155.02
Closing	137.98	3.92

Currency risk

The position in foreign currency is shown below:

	Total as of December 31, 2020	As of December 31, 2020 (per currency)				Total as of December 31, 2019
		US Dollar	Euro	Real	Other
ASSETS

Cash and cash equivalents	114,954,079	110,150,270	4,568,050	33,778	201,982	119,371,805
Financial assets at fair value through profit or loss - Debt securities	629	629	—	—	—	226
Other financial assets	6,930,424	6,924,630	5,793	—	—	3,461,778

Loans and advances	27,928,287	27,928,212			75	46,696,681
Financial assets at fair value through other comprehensive income - Debt securities	—	—	—	—	—	10,093,293
Equity instruments	28,273	28,273	—	—	—	36,946

TOTAL ASSETS	149,841,692	145,032,014	4,573,843	33,778	202,057	179,660,729

LIABILITIES

Deposits	137,441,745	134,734,046	2,707,699	—	—	159,598,906
Trading liabilities	—	—	—	—	—	612,112
Other financial liabilities	10,386,382	9,968,665	380,566	—	37,151	10,465,808
Bank loans	2,260,739	2,260,739	—	—	—	4,153,052
Other liabilities	1,142,679	1,104,580	21,282	—	16,817	1,691,325

TOTAL LIABILITIES	151,231,545	148,068,030	3,109,547	—	53,968	176,521,203

Net	(1,389,583)	(3,036,016)	1,464,296	33,778	148,089	3,139,526

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

The notional amounts of the foreign currency term and forward transactions are presented below:

	December 31, 2020	December 31, 2019
Foreign Currency Forwards
Foreign currency forward purchases - US$	1,011,403	618,497
Foreign currency forward sales - US$	978,794	620,956
Foreign currency forward sales - Euros	6,834	1,804
Foreign currency forward purchases - Euros	—	35

Foreign currency forward - US$	32,609	(2,459)
Foreign currency forward - Euros	6,834	1,769

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

The following table shows the sensitivity of the economic value (SEV), to +100 basis points variation presented as a proportion of Core Capital:

SEV +100 bps

	December 31, 2020	December 31, 2019
Closing	0.38%	0.32%
Minimum	0.17%	0.04%
Maximum	0.47%	1.64%
Average	0.34%	0.77%

The following table shows the sensitivity of the financial margin (SFM), to -100 basis points variation presented as a percentage of 12-month forecast net interest income:

SFM -100 bps

	December 31, 2020	December 31, 2019
Closing	0.92%	0.82%
Minimum	0.56%	0.58%
Maximum	0.92%	2.20%
Average	0.81%	1.48%

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

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

LCR: (Liquidity Coverage Ratio), BBVA Argentina calculates the liquidity coverage coefficient daily by measuring the relation between high quality liquid assets and total net cash outflows during a 30-day period.

Below is the LCR ratios:

	December, 2020	December, 2019
LCR Closing	321%	413%
Max	354%	525%
Min	292%	410%
Avg	313%	457%

The following charts show the concentration of deposits as of December 31, 2020 and 2019:

	December 31, 2020		December 31, 2019
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	47,049,746	9.84%	14,805,699	3.70%
50 following largest customers	40,204,538	8.41%	23,185,601	5.79%
100 following largest customers	25,447,726	5.32%	18,262,499	4.56%
Rest of customers	365,521,254	76.43%	343,982,998	85.95%

TOTAL	478,223,264	100.00%	400,236,797	100.00%

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

The following chart show the breakdown by contractual maturity of loans and advances, other financing and financial liabilities considering the total amounts to their due date, as of December 31, 2020 and 2019:

	Assets(*)		Liabilities (*)
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Up to 1 month (**)	141,716,796	135,797,587	473,165,815	415,394,814
From more than 1 month to 3 month	37,208,495	36,288,151	26,150,054	32,989,897
From more than 3 month to 6 month	30,735,275	19,850,272	31,502,743	11,823,481
From more than 6 month to 12 month	33,137,133	26,432,729	2,818,747	7,815,160
From more than 12 month to 24 month	33,794,545	37,925,667	2,142,351	1,595,696
More than 24 months	43,647,595	57,062,231	4,245,245	5,031,776

TOTAL	320,239,839	313,356,637	540,024,955	474,650,824

(*)	These figures includes expected interest amounts. For floating rate instruments such interest amounts were calculated using interest rate prevailing at the end of each period.
(**)	The Bank has liquid assets such as cash and cash equivalents (Note 8), reverse repurchase agreements (Note 10.4) and BCRA liquidity bills (Note 14.1), among others, to settle its liabilities.

Additionally, the Bank has issued financial guarantees and loan commitments which may require outflows on demand.

Financial guarantees and loan commitments	December 31, 2020	December 31, 2019
Up to 1 month	207,111,405	232,513,084
From more than 1 month to 3 month	700,808	2,756
From more than 3 month to 6 month	916,901	335,854
From more than 6 month to 12 month	2,816,669	164,735
From more than 12 month to 24 month	184,331	528,973
More than 24 months	635,499	375,240

TOTAL	212,365,613	233,920,642

The amounts of the Bank’s financial assets and liabilities, which are expected to be collected or paid twelve months after the closing date are set forth below:

	December 31, 2020	December 31, 2019
Financial assets
Loans and advances	77,442,142	94,987,898
Debt securities	28,562,761	239,102

Total	106,004,903	95,227,000

Financial liabilities
Other financial liabilities	4,326,274	5,642,383
Bank loans	1,708,917	670,728
Debt securities issued	331,775	185,568
Deposits	20,630	128,793

Total	6,387,596	6,627,472

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

40. Fair values of financial instruments

a)	Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2020 is detailed below:

	Book value	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets

Financial assets at fair value through profit or loss
- Debt securities	942,761	942,761	541,977	400,784	—
- Derivatives	3,877,749	3,877,749	—	2,695,749	1,182,000
- Equity instruments	7,795,950	7,795,950	1,762,142	—	6,033,808
Financial assets at fair value through other comprehensive income - Debt securities	127,543,852	127,543,852	1,947,177	125,596,675	—
Financial assets at fair value through other comprehensive income - Equity instruments	28,499	28,499	—	28,499	—

Total	140,188,811	140,188,811	4,251,296	128,721,707	7,215,808

Financial liabilities at fair value through profit or loss

Derivatives	188,694	188,694	—	188,694	—

Total	188,694	188,694	—	188,694	—

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2019 is detailed below:

	Book value	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets

Financial assets at fair value through profit or loss
- Debt securities	5,622,562	5,622,562	—	5,622,562	—
– Derivatives	4,148,248	4,148,248	—	3,215,686	932,562
- Equity instruments	5,653,673	5,653,673	1,524,516	—	4,129,157
Financial assets at fair value through other comprehensive income - Debt securities	61,506,254	61,506,254	1,667,766	59,838,488	—
Financial assets at fair value through other comprehensive income - Equity instruments	37,260	37,260	—	37,260	—

Total	76,967,997	76,967,997	3,192,284	68,713,996	5,061,719

Financial liabilities at fair value through profit or loss

Trading liabilities	790,707	790,707	790,707	—	—
Derivatives	4,183,526	4,183,526	—	4,183,526	—

Total	4,974,233	4,974,233	790,707	4,183,526	—

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

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

Financial assets at fair value primarily consist of BCRA Liquidity Bills and Government securities, together with a minor share in Corporate Bonds. Likewise, financial derivatives are classified at fair value, which include futures and foreign currency NDF (non-delivery forwards), put options, and interest rate swaps.

b)    Transfers between hierarchy levels

b.1)  Transfers from Level 1 to Level 2

The following instruments measured at fair value were transferred from Level 1 to Level 2 of the fair value hierarchy:

	December 31, 2020	December 31, 2019
Treasury Bonds adjusted by CER in pesos maturing in 2021	62,700	142,429

The transfer is due to the fact that the bond was not listed on the market the number of days necessary to be considered Level 1. No transfers from Level 1 to Level 2 have occurred as of December 31, 2020.

b.2)  Transfers from Level 2 to Level 1

No transfers have occurred from Level 2 to Level 1 as of December 31, 2020 and 2019.

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

Liquidity bills issued by the BCRA without quoted prices in MAE on the last day of the month, the fair value is determined by discounting cash flows using the monetary policy rate. The monetary policy rate is the rate used by the Central Bank of Argentina to make monetary policy. The benchmark rate used for monetary policy is the interest rate on liquidity bills (LELIQs).

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

Investments in Equity Instruments

The fair value of the equity interest held in Prisma Medios de Pago S.A., classified as Level 3, was determined by management with input from independent appraisers using a discounted cash flow method by applying the income approach. (Note 9.3).

The most relevant unobservable input data include:

•	Projected EBITDA and Free cash flow (mainly determined by the expected evolution of the level of transactions and fees)

•	Minority discount rate (equivalent to 1 / (1 + Premium control) – 1)

•	WACC (Weighted Average Cost of Capital) of Prisma.

•	g = growth factor for terminal value.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

Below we present the sensitivity analysis for the valuation of the remaining 49% equity of Prisma, still held by the selling shareholders. The sensitivity is related to the two following variables: the WACC (Weighted Average Cost of Capital) and the g level (the growth factor for future cash flows after 2023 that determines the terminal value):

Prisma equity (49%) + minority discount (9.09%) – $ millions
	g (terminal value growth – annual)
	2.00%	3.00%	4.00%
97.5%	52,020.5	54,950.5	58,413.1
100%	51,368.3	54,252.6	57,664.8
102.5%	50,727.0	53,569.7	56,929.2

The scenario for the valuation considers WACC at 100% and g at 3%.

As BBVA Argentina holds an interest in Prisma of 11.1217% the fair value accounts for 6,033,808.

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

The most relevant unobservable input data used in the pricing model include:

•	Monthly volatility (sensitivity to volatility ranging from 10%, 12%, 15% and 20%).

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

Below we present the sensitivity for the valuation of the put option per share, based on the level of implied volatility and the theoretical exercise price of the share price, the result of which is shown in the tables below:

Sensibility - US$
Volatility
	10.0%	12.0%	15.0%	20.0%
95%	1.08	1.16	1.26	1.42
100%	1.26	1.30	1.42	1.59
105%	1.43	1.48	1.58	1.75

The scenario considered for the valuation considers EBITDA at 100% and volatility at 12%. BBVA Argentina, has a position of 10,805,542 shares of Prisma and the FX rate is 84.1450 pesos/US$. Therefore the fair value of the put is 10,805,542 x 84.1450 x 1,30= 1,182,000.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

b.4) Reconciliation of opening and ending balances of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between opening balances and final balances of Level 3 fair values:

	December 31, 2020	December 31, 2019
Balance at the beginning of the fiscal year	5,061,719	—
Investments in equity instruments – Prisma Medios de Pago S.A. (*)	3,368,893	4,129,157
Derivatives - Put options - Prisma Medios de Pago S.A. (*)	497,000	932,562
Dividends received	(452,277)	—
Net monetary inflation adjustment	(1,259,527)	—

Balance at year-end	7,215,808	5,061,719

(*)	Presented in Gains on financial assets and liabilities at fair value through profit or loss, net.

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

As of December 31, 2020, the level of significance of the unobservable inputs used to determine the hierarchy of the fair value of deposits, loans and other financing valued at amortized cost has been reviewed, resulting in a higher exposure classified as Level 3.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2020 is detailed below:

	Book value	Total fair value		Level 2 Fair value	Level 3 Fair value
Financial assets

Cash and cash equivalents	152,040,070	(a	)	—	—
Other financial assets	20,841,365	(a	)	—	—
Loans and advances	279,585,511	276,440,067		—	276,440,067
Reverse repurchase agreements	48,686,967	(a	)	—	—

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

	Book value	Total fair value		Level 2 Fair value	Level 3 Fair value
Financial liabilities

Deposits	478,223,264	473,797,890		1,677,826	472,120,064
Other financial liabilities	39,226,721	(a	)	—	—
Bank loans	9,626,028	9,870,481		4,813,284	5,057,197
Debt securities issued	1,168,782	1,137,658		1,137,658	—

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2019 is detailed below:

	Book value	Total fair value		Level 2 Fair value
Financial assets

Cash and cash equivalents	212,733,025	(a	)	—
Other financial assets	14,835,962	(a	)	—
Loans and advances	265,650,592	262,969,717		262,969,717

Financial liabilities

Deposits	400,236,797	397,728,689		397,728,689
Other financial liabilities	39,242,734	(a	)	—
Bank loans	8,371,111	8,326,413		8,326,413
Debt securities issued	9,964,233	9,889,946		9,889,946

a)	The Group does not report the fair value as the accounting values are a reasonable approximation of the fair values.

41. Segment reporting

Basis for segmentation

The Bank identified the operating segments based on the management information reviewed by the chief operating decision maker. As of December 31, 2020, and 2019, the Group has determined that it has only one reportable segment related to banking activities.

Most of the Group’s operations, property and customers are located in Argentina. No customer has generated 10% or more of the Group’s total income.

The following is relevant information on loans and deposits by business line as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Financial assets at amortized cost - Loans and advances	279,585,511	265,650,592
Corporate banking	33,152,112	52,578,472
Small and medium companies	88,081,690	64,031,846
Retail	158,351,709	149,040,274

Other assets	413,439,014	352,660,107

TOTAL ASSETS	693,024,525	618,310,699

Financial liabilities at amortized cost – Deposits	478,223,264	400,236,797
Corporate banking	91,105,915	33,391,167
Small and medium companies	101,543,218	92,791,600
Retail	285,574,131	274,054,030

Other liabilities	100,257,867	103,256,993

TOTAL LIABILITIES	578,481,131	503,493,790

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

The information in relation to the operating segment (Group banking activity) is the same as that set out in the Consolidated statement of profit or loss, considering that it is the measure used by the Entity’s highest authority in making decisions about the allocation of resources and performance evaluation

42. Subsidiaries

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

Below is the information on the Bank’s subsidiaries:

Name	Registered Office (country)	Ownership interest as of
		December 31, 2020	December 31, 2019		December 31, 2018
BBVA Francés Valores S.A.	Argentina	—	—	(a)	96.9953%
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Argentina	53.8892%	53.8892%		53.8892%
Volkswagen Financial Services Compañía Financiera S.A.	Argentina	51.0000%	51.0000	% (b)	—
PSA Finance Argentina Compañía Financiera S.A.	Argentina	50.0000%	50.0000	% (b)	—
BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión	Argentina	100.0000%	100.0000%		95.0000%

(a)	As of October 1, 2019, the company BBVA Francés Valores S.A. merged into the Bank. (See Note 26)
(b)	On July 1, 2019, the Entity consolidates these companies as a result of the gain of control. (See Note 5.1)

•	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (“AFJP”): corporation incorporated under the laws of Argentina undergoing liquidation proceedings;

•	Volkswagen Financial Services Compañía Financiera S.A. (“VWFS”): a financial company incorporated under the laws of Argentina engaged in pledge loans;

•	PSA Finance Argentina Compañía Financiera S.A. (“PSA”): a financial company incorporated under the laws of Argentina engaged in pledge loans; and

•	BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión: corporation incorporated under the laws of Argentina as an agent for the management of investment products.

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

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

b.1) Remuneration of key management personnel

The key personnel of the Board of Directors received the following compensations:

	December 31, 2020	December 31, 2019	December 31, 2018
Fees	50,741	20,339	38,510
Total	50,741	20,339	38,510

b.2) Balances and results arising from transactions with key management personnel

	Balances as of		Results
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2018
Loans
Credit cards	4,975	6,287	1,131	1,484	2,061
Overdrafts	30	5	—	—	20
Mortgage loans	1,190	1,713	255	378	606
Deposits	32,673	25,133	1,075	1,628	338

Loans are granted on an arm’s length basis. All loans to related parties were classified in Stage 1.

b.3) Balances and results arising from transactions with related parties (except key management personnel)

	Balances as of		Results
Parent	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2018
Cash and other demand deposits	1,168,271	621,390	—	—	—
Derivatives (Assets)	—	886,425	—	—	—
Other financial assets	—	735,992	—	—	—
Trading liabilities	2,131	—	—	—	—
Other liabilities	7,061,795	480,355	721,876	398,135	234,262
Derivatives (Liabilities)	11,618	1,634,234	385,850	9,569	209,999

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

	Balances as of		Results
Off-balance sheet transaction	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2018
Securities in custody (b)	63,028,083	77,454,929	—	—	—
Derivative instruments (Notional amount)	925,000	15,269,110	—	—	—
Guarantees granted (c)	2,656,720	962,230	5,956	3,254	4,570
Guarantees received	3,725,274	38,612	—	—	—

	Balances as of		Results
Associates/ Joint Ventures	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2018
Cash and other demand deposits	934	400	—	—	—
Loans and advances	72,447	2,427,370	1,480,274	2,807,733	3,508,628
Debt securities at fair value through profit or loss	5,189	22,847	76,902	71,709	85,265
Derivatives (Assets)	—	—	—	—	—
Other financial assets	73,320	—	—	—	—
Deposits	614,636	509,749	5,985	11,203	75,377
Trading liabilities	—	—	—	—	—
Other financial liabilities	—	—	—	—	—
Other liabilities	—	—	—	3,322	9,048
Financing received	887,068	272,877	2,741	14,932	13,632
Derivatives (Liabilities)	—	188,207	57,445	632,839	1,589,137
Debt securities issued	—	212,299	24,552	69,827	84,425
Other operating income (a)	—	—	41,357	61,180	38,262

Off-balance sheet transaction

Interest rate swaps (Notional amount)	—	1,815,229	—	—	—
Securities in custody (b)	1,516,130	1,715,124	1,801	2,519	1,007
Guarantees received	14,204	—	—	—	—
Guarantees granted (c)	443	24,891	137	781	603

(a)	Operating leases.
(b)	These balances represent the shares in custody of Banco BBVA Argentina SA held by BBVA and BBV América.
(c)	These balances represent commercial guarantees granted.

Transactions have been agreed upon on an arm’s length basis. All loans to related parties were classified in Stage 1.

44. Leases

The Group as lessee

The Group leases branches under lease contracts. Leases are typically for a term of 5 years, with the option to renew after that date. Payments for leases are increased annually to reflect the market conditions.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

Below are the minimum future payments of leases under lease contracts not subject to cancellation as of December 31, 2020 and 2019:

	Leases in U.S. dollars	Leases in local currency	Total December 31, 2020	Total December 31, 2019
Up to 1 year	166,578	12,565	179,143	113,988
From 1 to 5 years	1,798,702	156,101	1,954,803	1,670,331
More than 5 years	814,011	2,772	816,783	1,641,963

TOTAL			2,950,729	3,426,282

The amount of the depreciation of the right of use recognized in results was 695,110 and 766,294 for the years ended December 31, 2020 and 2019.

45. Restricted assets

As of December 31, 2020 and 2019, the Group has the following restricted assets:

a)	The Entity used as security for loans agreed under the Global Credit Program for MSMEs granted by the Inter-American Development Bank (IDB):

	December 31, 2020	December 31, 2019
Argentine Treasury Bonds adjusted by CER in pesos maturing in 2023	28,202	—
Treasury Bonds adjusted by CER in pesos maturing in 2024	64,500	—
Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021	—	112,737
Treasury Bills in pesos maturing on July 31, 2020	—	147,032

	92,702	259,769

b)

Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 17,912,856 and 8,064,219 as of December 31, 2020 and 2019, respectively.

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

In August 1995 that company was incorporated, and the Bank has a 10.038% share of the corporate stock.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

The Deposits Guarantee Insurance System, which is limited, mandatory and for valuable consideration, has been created for the purpose of covering bank deposit risks as a supplement of the deposits privileges and protection system set forth by the Law on Financial Institutions.

The guarantee covers the refund of the principal paid plus interest accrued up to the date of revocation of the authorization to operate or until the date of suspension of the Bank by application of Section 49 of the Articles of Organization of the BCRA, if this measure had been adopted previously, without exceeding the amount of 450. For transactions in the name of two or more people, the guarantee shall be distributed on a pro-rata basis among them. In no case shall the total guarantee per person exceed the aforementioned amount, regardless of the number of accounts and/or deposits.

In addition, it is set forth that financial institutions shall make a monthly contribution to the DGF an amount equivalent to 0.015% of the monthly average of daily balances of the items listed in the related regulations.

For the years ended December 31, 2020 and 2019 the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 696,691 and 824,817, respectively.

On February 28, 2019, BCRA issued Communication “A” 6654 setting forth an increase in the guarantee from pesos 450 to 1,000, effective March 1, 2019. In addition, on April 16, 2020, the Argentine Central Bank issued Communication “A” 6973 increasing such amount to 1,500, effective May 1, 2020.

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

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	December 31, 2020	December 31, 2019
Balances at the BCRA
BCRA – current account - not restricted	85,945,337	146,289,273
BCRA – special guarantee accounts – restricted	4,553,788	3,849,897

	90,499,125	150,139,170

Argentine Treasury Bonds in pesos at fixed rate due May 2022	14,479,133	—
Argentine Treasury Bonds in pesos at fixed rate due Novermber 2020	—	9,938,556
Liquidity Bills – BCRA	89,885,499	45,009,654

TOTAL	194,863,757	205,087,380

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (in thousands of Argentine pesos) (cont.)

The breakdown of minimum capital at consolidated level is detailed below:

Minimum capital requirements	December 31, 2020	December 31, 2019
Credit risk	29,522,630	24,504,510
Operational risk	9,025,959	8,712,818
Market risk	246,474	413,483

Total capital	91,762,665	68,056,213

Excess capital	52,967,602	34,425,402

48. Subsequent events

Play Digital S.A.

On January 8, 2021, the transfer of 26,803,289 common book-entry shares of Play Digital S.A., with a par value of $1 each and entitled to one vote per share, was completed for the benefit of Banco de la Nación Argentina for 30,398, resulting in a gain for the Bank of 3,595. Following the transaction, Banco de la Nación Argentina became a new sponsor in addition to the ones already existing as mentioned in Note 16.

As a result, the Bank’s equity interest in Play Digital S.A. went from 13.001% to 10.762%.

As a result of the General Ordinary and Extraordinary Shareholders’ Meeting held on December 15, 2020, the Bank made a new contribution on February 26, 2021 for the subscription of 17,410,778 common shares entitled to one vote per share, at their par value of $1 each. Therefore, the Bank maintains a 10.762% equity interest in the company.

Change in business model

Since January 1, 2021, there was a change in the Entity’s business model associated with the holdings of fixed income instruments with a remaining maturity of over 90 days at the time of acquisition and which, as provided for by the Central Bank, are allowed to be used to meet minimum cash or reserve requirements.

Previously, these securities were considered under the held to collect and sell business model and measured at fair value through other comprehensive income, based on the management’s object to hold these financial instruments to meet minimum cash requirements as well as to sell them considering that the BCRA requirement would be temporary given the economic situation.

During the year 2020 the BCRA extended the requirement to maintain these instruments in order to meet cash reserves, leading management to reassess the business model for those assets.

As mentioned in the first paragraph, fixed income instruments, regardless of their form of adjustment, issued by the federal, provincial or municipal government or by the BCRA (monetary regulation instruments) will be considered under the held to collect business model and measured consequently, at amortized cost.

BBVA Consolidar Seguros S.A.’s change of name

On January 5, 2021, the Argentine Supervisory Board of Companies (IGJ) approved the change of name of BBVA Consolidar Seguros S.A. to BBVA Seguros Argentina S.A.

Proposal for future distributions of earnings

On March 9, 2021, the Board of Directors proposed to submit to the consideration of the next Ordinary and Extraordinary Shareholders’ Meeting, to be held on April 20, 2021, a distribution of cash dividends in the amount of 7,000,000, subject to the prior authorization of the BCRA.