Form 20-F
period 2021-12-31
Banco BBVA Argentina S.A.
filed 2022-04-12
CIK 913059

As filed with the Securities and Exchange Commission on
April 12, 2022

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing the right to receive three ordinary shares, par value Ps.1.00 per share	New York Stock Exchange
Ordinary shares, par value Ps.1.00 per share	New York Stock Exchange*

*	The ordinary shares are not listed for trading , but are listed only in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.
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

Auditor firm ID:	1410	Auditor name:	KPMG	Auditor location:	Argentina

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

•	effects of the Covid-19 pandemic;

•	changes in exchange rates or capital markets in general that may affect policies towards or lending to Argentina or Argentine companies;

•	increased costs and decreased income related to macroeconomic variables such as exchange rates and the Consumer Price Index (“CPI”) in Argentina;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt, equity or wholesale financing on attractive terms or at all; and

•	the factors discussed under “Item 3. Key Information—D. Risk Factors” .
Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Banco BBVA Argentina S.A. (“BBVA Argentina” or the “Bank”) undertakes no obligation to update or revise these forward-looking statements or to publicly release the results of any revisions to these forward-looking statements. The accompanying information in this annual report, including, without limitation, the information under
“
Item 4. Information on the Company
”
,
“
Item 5. Operating and Financial Review and Prospects
”
and
“
Item 11. Quantitative and Qualitative Disclosures About Market Risk
”
identifies important factors that could cause material differences between any forward-looking statements and actual results.
PRESENTATION OF FINANCIAL INFORMATION
General
The Bank’s audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 (the “Consolidated Financial Statements”) are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).
All 2021, 2020 and 2019 data included in this report have been prepared in accordance with IFRS-IASB for the sole purpose of filing this annual report on Form
20-F
with the U.S. Securities and Exchange Commission (“SEC”).
The statutory consolidated annual financial statements that the Bank prepares to comply with the requirements of the Argentine Central Bank (the “Central Bank” or “BCRA”) are prepared pursuant to the reporting framework established by the Central Bank requiring supervised entities to submit financial statements prepared pursuant to IFRS-IASB except for:

(i)	the application of the expected credit loss model set forth under paragraph 5.5. of IFRS 9 for debt instruments issued by the non-financial government sector.
In addition, the BCRA issued Communication “A” 6938, extended by Communication “A” 7181, deferring the application of the expected credit loss model set forth in paragraph 5.5 of IFRS 9 to fiscal years beginning on or after January 1, 2022 for Group “C” institutions (institutions consolidated by the Bank are classified as Group “C” institutions), which would remain subject to the impairment model established by the BCRA that requires financial institutions to recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA;

(ii)
the accounting treatment to be applied to the remaining investment held by the Bank in Prisma Medios de Pago S.A., by applying the instructions provided in Memorandum No. 7/2019 issued by the BCRA on April 29, 2019. Additionally, by means of Memorandum No. 8/2021 dated March 22, 2021, that is, subsequent to the financial statements as of and for the year ended December 31, 2020, the Bank was required by the BCRA to adjust the fair value recognized in respect of its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020; and

(iii)
the treatment to be applied to uncertain tax positions, which follows the guidance prescribed by Memorandum No. 6/2017 Financial Reporting Framework Established by the BCRA issued on May 29, 2017. As of December 31, 2021, such provision had been reversed in the statutory consolidated financial statements.

Because of such differences, our statutory consolidated annual financial statements for the fiscal year ended December 31, 2021, 2020 and 2019 are not comparable with the Consolidated Financial Statements included herein. In addition, we will continue to have differences during the year 2022 between our statutory consolidated financial statements and the financial statements required by IFRS-IASB. We do not intend to report in accordance with IFRS-IASB on an interim basis during 2022. Consequently, our interim financial information for 2022 will not be comparable with the Consolidated Financial Statements and other information contained in this annual report on Form
20-F.
We refer in this annual report on Form
20-F
to IFRS-IASB as adjusted by the regulations of the BCRA as “IFRS-BCRA”.
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
Unless otherwise indicated, financial information contained in this annual report reflects the consolidation of the following subsidiaries at the year end and for the fiscal years indicated below:

As of December 31,
Entity	2021	2020	2019
Volkswagen Financial Services Compañía Financiera S.A.	X	X	X
Consolidar AFJP S.A. (undergoing liquidation proceedings)	X	X	X
BBVA Asset Management Argentina S.A.U.	X	X	X
PSA Finance Argentina Compañía Financiera S.A.	X	X	X
On September 25, 2018, the Bank lost control of Volkswagen Financial Services Compañia Financiera S.A. (“VWFS”) due to the termination of the two year commitment by the Bank to provide financing to VWFS if it were unable to diversify its sources of funding. According to IAS 28 Investments in Associates and Joint Ventures, VWFS qualified thereafter as a joint venture and, as such, it was deconsolidated in 2018 as of the date of loss of control.
Pursuant to certain amendments to the relevant shareholders’ agreements, effective since July 1, 2019, the Bank assumed the power to direct the relevant activities of VWFS and PSA Finance Argentina Compañía Financiera S.A. In application of International Financial Reporting Standard (“IFRS”) 10, the Bank has concluded that it controls such companies and consequently consolidates them from such date.
IAS 29 Financial Reporting in Hyperinflationary Economies requires that an entity whose functional currency is the currency of a hyperinflationary economy must state its assets, liabilities, income and expenses in terms of the measuring unit current at the end of the reporting period (December 31, 2021). The Bank has applied IAS 29 as follows for purposes of the Consolidated Financial Statements:

•
Restated the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and consolidated statements of cash flow for the years ended December 31, 2020 and 2019, including the calculation and separate disclosure of the gain or loss on the net monetary position.

•	Restated the consolidated statement of financial position as of December 31, 2020.

•	Adjusted the consolidated statement of financial position as of December 31, 2021.

•
Adjusted the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and consolidated statements of cash flow for the year ended December 31, 2021, including the calculation and separate disclosure of the gain or loss on the net monetary position.

For further information regarding the methodology and criteria applied see Note 5.22 to the Consolidated Financial Statements.
See
“
Item 5. Operating and Financial Review and Prospects—A. Operating Results—
Exchange Rates
”
for information regarding the evolution of rates of exchange since 2017.
All figures and percentages of variations in this annual report on Form
20-F,
unless otherwise stated, are presented in the measuring unit current at December 31, 2021. All comparisons of the financial system contained in this annual report on Form
20-F
are presented in nominal terms.
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

•
“Consolidated Financial Statements” means our audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, prepared in accordance with IFRS-IASB and included in this annual report on Form
20-F.

- PART I -
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION

A.	Selected Financial Data
Not applicable.

B.	Capitalization and indebtedness
Not applicable.

C.	Reasons for the offer and use of proceeds
Not applicable.

D.	Risk Factors
The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D.
“Risk Factors”
in this annual report for a more thorough description of these and other risks:

•	Risks Relating to Argentina

•	economic and political instability in Argentina;

•	current levels of inflation;

•	high levels of public spending;

•	the effects on the Argentine economy of economic events in other markets;

•	a decline in international prices for Argentina’s principal commodity exports;

•	exchange controls and restrictions on capital inflows and outflows;

•	the insufficiency of the measures adopted to resolve the crisis in the energy sector;

•	any failure to adequately address actual and perceived risks of institutional deterioration and corruption;

•	fluctuations in the value of the peso;

•	the inability of the Republic to obtain financing on satisfactory terms;

•	salary increases or additional employments benefits as a result of government measures or pressure from union sectors;

•	government intervention in the Argentine economy;

•	amendments to the Central Bank’s Charter and the Convertibility Law;

•	the Covid-19 pandemic; and

•	exposure to risks in connection with climate change.

•	Risks Relating to the Argentine Financial System and to BBVA Argentina

•
the short-term structure of the deposit base of the Argentine financial system, including the deposit base of the Bank, could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation;

•	reduced spreads between interest rates received on loans and those paid on deposits;

•	volatility in interest rates;

•	a mismatch between UVA (“Unidad de Valor Adquisitivo”, in Spanish) loans and UVA deposits;

•	the inaccuracy and/or insufficiency of our estimates and established reserves for credit risk and potential credit losses;

•	increased competition in the banking industry;

•	activities across the BBVA Group could adversely affect us;

•	the dependency of our credit ratings on Argentine sovereign credit ratings;

•	the increasing dependency of the financial industry on information technology systems;

•	security risks;

•	an increase in fraud or transaction errors;

•	any insolvency proceeding against us that could subject us to the powers of, and intervention by, the Central Bank;

•	lawsuits brought against us outside Argentina;

•	class actions against financial institutions for an indeterminate amount;

•	the ability of BBVA, our controlling shareholder, to direct our business;

•	our ability to grow our business is dependent on our ability to manage our relationships with partners and grow our deposit base;

•	acquisitions that could adversely affect the value of the Bank;

•	any adverse consequences related to our calculation of income tax for the year ended December 31, 2018;

•	the application of IAS 29 to our Consolidated Financial Statements; and

•	restrictions on our ability to pay dividends.

•	Legal, Regulatory and Compliance Risks

•	material weaknesses in our internal control over financial reporting;

•	our operations are conducted in a highly regulated environment;

•	the instability of the regulatory framework, in particular the regulatory framework affecting financial institutions;

•	our exposure to multiple provincial and municipal legislation and regulations;

•	limitations arising from the Consumer Protection Law and the Credit Card Law;

•	compliance risks;

•	differences between U.S. and Argentine corporate disclosure, governance and accounting standards;

•	special rules that govern the priority of different stakeholders of financial institutions in Argentina; and

•	uncertainty regarding the possible effects that tax reform could have in the Argentine economy.
Risks Relating to Argentina
Overview
We are an Argentine corporation (
sociedad anónima
), and the vast majority of our operations, properties and customers are located in Argentina. Accordingly, the quality of our assets, our financial condition and our results of operations are significantly affected by macroeconomic and political conditions prevailing in Argentina.
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

In 2001 and 2002, the Argentine economy suffered a severe economic and political crisis. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations and introducing emergency measures and several changes in economic policies that affected utilities, financial institutions and many other sectors of the economy. Argentina also suffered a significant real devaluation of the peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. Restrictions on deposit withdrawals from the banking system were implemented, as dollar denominated loans and deposits were “pesified” (reclassified as peso denominated) and maturities reprogrammed. Following that crisis, Argentina substantially recovered its real gross domestic product (“GDP”), which grew by 8.9% in 2005, 8.0% in 2006, 9.0% in 2007 and 4.1% in 2008. In 2009, an extended drought, which reduced agricultural production, and the effects of the global economic crisis led to a 5.9% GDP contraction. GDP growth was strong in 2010 and 2011, increasing to 10.1% and 6.0%, respectively. However, the economy has not been able to attain sustained GDP growth since then, as the country has experienced several adverse economic cycles, currency crises and the impact of
Covid-19.
As a consequence, in 2020 real GDP was 12% below the 2011 level.
The economic and financial environment in Argentina was significantly influenced by the presidential elections held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. Mr. Macri’s administration (the “Macri administration”) assumed office on December 10, 2015 and launched a wide array of measures intended to correct the longstanding fiscal and monetary policies that had resulted in recurrent public sector deficits, high inflation, pervasive foreign exchange controls and limited foreign investment. In 2016, the elimination of foreign exchange restrictions and rebalancing of utility rates led to an increase in inflation of 41%
year-on-year
according to the City of Buenos Aires index at year end and to a considerable decline in consumption. As a result, GDP fell by 1.8% in 2016. Once the main imbalances were eliminated, the economy picked up again in 2017, with GDP growing 2.9% and inflation slowing to 24.8%
year-on-year,
though higher than the goal defined by the Central Bank.
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
2018, tensions in the foreign exchange market reemerged in August, with the peso devaluating by 35.8% during that month in a strong sell-off
of Argentine assets. Between April and September 2018, nearly US$14 billion of international reserves were lost due to sales of U.S. dollars by the Central Bank in the foreign exchange market.
Monetary policy was highly influenced by the IMF plan, and by the end of September 2018, a new monetary and foreign exchange scheme was announced. This scheme was adopted in order to control exchange rate volatility by absorbing all excess liquidity in pesos, holding the nominal monetary base constant until December 2018. It also set wide bands within which the foreign exchange rate could float. It allowed currency to be stabilized until February 2019. The peso appreciated 5% between September 30, 2018 and February 28, 2019 (from Ps.40.89/US$ to Ps.39.00/US$) and interest rates of Central Bank Liquidity Bills (Leliq) fell in that period more than 2,900 basis points from the peak. By the end of April 2019, the Central Bank changed its exchange rate scheme by eliminating intervention bands, which became exchange reference bands since intervention of the Central Bank in the exchange market was allowed at any level of the exchange rate of the peso, which led to the stability of the peso until the primary elections of August 11, 2019 (on August 9, 2019 the exchange rate closed at Ps.45.40/US$, 1.6% above the value as of April 29, 2019). However, the unexpected loss by a 15 points gap of President Macri to Alberto Fernández in those elections caused the exchange market to react negatively, and the reference exchange rate rose 10.3 pesos on Monday, August 12, 2019, a 22.8% increase over the value recorded the prior Friday, and finished 2019 at Ps.59.89/US$ with high volatility. On August 28, 2019, Argentina announced a new schedule of payment on its short term local debt, including instruments like Lecap, Letes, Lecer and Lelink, where original dates of payment were postponed between three and six months.
During 2019, the IMF advanced disbursements planned to be made in 2020 and 2021 within the framework of a revised agreement that required an additional fiscal adjustment in 2019, including reaching the goal of a primary deficit of 0% of GDP, the strengthening of Central Bank reserves with the support of official creditors and the continuity of orthodox monetary and fiscal policies. This was part of a new program established in October 2018.
In October 2019, Alberto Fernández was elected president of Argentina and took office on December 10, 2019. Since then, his government (the “Fernandez administration”) has implemented a wide range of economic and political reforms, including limiting access to the exchange market for individuals (seeking to contain the exchange rate without losing reserves) and the adoption of Law No. 27,541 on Social Solidarity and Productive Reactivation (the “Solidarity Law”), which covers a wide range of political and economic areas and adopts measures that have had, and continue to have, a significant impact on the Argentine economy, including the declaration of a public emergency in economic, financial, fiscal, administrative, pensions, utility rates and energy issues, as well as health and social services. The Solidarity Law also increased taxes, while providing incentives for production and benefits for the poorest and most vulnerable sectors. Moreover, the Solidarity Law also set up the “Tax for an Inclusive and Solidary Argentina” (the “PAIS Tax”) which will be in force for a five-year period since its enactment, which applies a 30% rate on banknotes purchases in foreign currency for hoarding purposes, the acquisition of foreign services, and cross-border transportation services.
The Fernández administration has also undertaken a sovereign debt restructuring designed to make Argentina’s debt sustainable, including through the reschedulement of maturities of sovereign securities, some of which were held by the Bank. As of December 31, 2020, sovereign debt securities affected by these measures and held by the Bank represented 2.67% of the Bank’s total assets. Pursuant to such debt restructuring, investors agreed to exchange their defaulted bonds by new bonds. The “Net Present Value” paid for such securities was around US$53.5 for every US$100 of nominal value, discounted at an exit yield of 10% for those securities issued during 2015-2019 and around US$59.5 for those previously issued in 2005 and 2010. Additionally, the Fernandez administration has also undertaken a restructuring of domestic debt.
In 2021, Argentina held
mid-term
elections, testing the Fernández Administration, which received only 33.5% of the votes (compared to 48% in the elections held in 2019), while the main opposition coalition obtained 41.9% of the votes. There is still uncertainty regarding the recently reached agreement with the IMF. Even though the government announced a new program with the IMF, it is still early to know how much it will impact the Argentine economy as a whole in the long term and the financial system in particular. The Fernandez administration’s attempt to stabilize the economy and reduce the fiscal deficit, the trade deficit, inflation, poverty and country risk have to date proved unsuccessful. Any further measures could be detrimental to the economy and adversely affect our business, results of operations and financial condition.
Additionally, the
Covid-19
crisis has adversely affected the Argentine economy. The Metropolitan Area of Buenos Aires was under Preventive and Mandatory Social Isolation (“PMSA”) from March, 20, 2020 to November, 8, 2020. Meanwhile, the rest of the country suffered a significant increase in the number of
Covid-19
positive cases since September 2020 and has, since then, been subject to social distancing measures. These measures significantly affected the population’s ability to function normally, primarily labor intensive sectors, which significantly adversely affected the country’s economic performance in 2020. In this regard, GDP fell 9.9% in 2020 compared to 2019. However, this critical situation was partially reversed in 2021, as a result of eased mobility restrictions and a consequent increase in economic activity since the beginning of 2021 due to increased vaccination levels (as of December 31, 2021, 72% of the Argentine population was fully vaccinated and 84% had received at least one dose). See
“The
Covid-19
pandemic is affecting the Bank.”
If current levels of inflation continue, the Argentine economy and the Bank’s business, results of operations and financial condition could be adversely affected.
Argentina has been facing high inflation levels since 2007. According to information published by the National Institute of Statistics and Censuses (“INDEC”), the CPI increased 9.5% in 2011, 10.8% in 2012, 10.9% in 2013, 24% in 2014 and 11.9% in the
ten-month
period ended on October 31, 2015. INDEC stopped publishing the CPI in the period between November 2015 and April 2016, and resumed the publication of inflation rates with its new methodology for calculating the CPI as of June 2016, reflecting a cumulative increase of 16.9% from May to December 2016. The INDEC reported an annual variation of the CPI of 24.8%, 47.6%, 53.8%, 36.1% and 50.9% in 2017, 2018, 2019, 2020 and 2021, respectively.
During 2021, the government tried to control inflation with short-term policies (establishment of maximum prices and freezing utility prices and real exchange rate appreciation, among others).
As a result of the devaluation of the Argentine Peso and the continuity of the process of adjustment of public service rates, as well as an unfavorable international context in terms of financing, the three-year accumulated inflation as of July 2018 ranked above 100%. Consequently, the Bank applied International Accounting Standard N° 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies”, as from July 1, 2018 in the preparation of its financial statements accompanying this annual report, which requires the financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, either based on the historical cost method or on the current cost method, be expressed in terms of the unit of measure that is in effect at the end of the reporting period. IAS 29 does not establish an absolute inflation rate above which hyperinflation is presumed.

Likewise since January 1, 2020, financial entities supervised by the BCRA, such as the Bank, are required to prepare their statutory financial statements in accordance with IAS 29 in the preparation of their financial statements as established by Communication “A” 6651.
We cannot predict whether any measures to be implemented by the Fernandez administration to control inflation will have the desired effect. Currently and in the past, inflation has adversely affected the Argentine economy and the government’s ability to create conditions leading to growth. An environment of high inflation rates also negatively affects Argentina’s international competitiveness, real wages, employment rates, the consumption rate, and interest rates. High levels of inflation and the high level of uncertainty regarding economic variables, such as inflation, has in the past, and may in the future, adversely affect economic activity, which could materially and adversely affect our business, results of operations and financial condition.
A high level of public spending could negatively affect the Argentine economy and its access to international financial markets.
During the last years of the mandate of Fernández de Kirchner (the “Kirchner administration”), the government significantly increased public spending, turning to the BCRA and the Argentine Social Security Office (“ANSES”) to cover part of the funding requirements of the public administration, generated in part by the policy of subsidies to certain public services such as electricity, gas, water and transportation, which together with an expansionary monetary policy led to a greater increase in prices, all of which adversely affected consumer purchasing power and economic activity levels.
The Macri administration adopted measures to mitigate the increase in the fiscal deficit and reduce its current level. For 2017 and 2018, the Macri administration set a fiscal deficit target of 4.2% and 2.7% of GDP, respectively, achieving a fiscal deficit of 3.9% and 2.4% of GDP, respectively. Although the objective of the Macri administration was to achieve a primary fiscal deficit equivalent to 1.3% of GDP in 2019, by virtue of negotiations with the IMF and in accordance with the National Budget Law for 2019, the fiscal deficit target was reduced to 0% of GDP in 2019 with a surplus of 1% in 2020. Subsequently, this target was increased to 0.5% of GDP. The deficit in 2019 finally amounted to Ps 95,121 million, equivalent to 0.4% of GDP.
In 2020, in the face of the
Covid-19
crisis, the Fernandez administration announced a package of fiscal stimulus measures to alleviate the effects of the recession, focused on sustaining the income of the most vulnerable families and companies most affected by social isolation. The combined effect of the increase in spending and the fall in revenue (due to the economic recession) produced a significant increase in the fiscal deficit in 2020. The 2020 primary fiscal deficit was 6.5% of GDP, the highest in more than 40 years. Although the Treasury showed signs of fiscal austerity by the end of 2020, the inaccessibility to debt markets forced the government to finance the fiscal needs almost exclusively with monetary issuance from the Central Bank. As of December 31, 2021, the fiscal deficit accounted for 12.0% of GDP (3.0% if IMF’s special drawing rights (“SDRs”) are not taken into account), which showed that, even though the fiscal balance is not moving towards an equilibrium as fast as the economy demands, the fiscal gap was reduced in 2021 with respect to 2020. The lower fiscal deficit in 2021 is not only explained by a deceleration in public spending compared to 2020 but also by a significant increase in economic activity, higher export duties and a one-off
tax on large fortunes.
In addition, any deterioration in the government’s fiscal position negatively affects its ability to access debt markets in the future and could result in greater restrictions on accessing those markets by Argentine companies, including the Bank.
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

Furthermore, the global economy faces significant challenges. There is considerable uncertainty regarding the long-term effects of expansive monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s major economies, including the United States and China. There have been concerns about unrest and terrorist threats in the Middle East, Europe and Africa and conflicts involving Iran, Syria and North Korea. Likewise, economic and social crises emerged in several Latin American countries during 2019, as the economy in most of the region slowed down after almost a decade of sustained growth, among other factors. There has also been concern about the relationship between China and other Asian countries, which can result in or intensify potential conflicts in relation to territorial disputes, and the possibility of a trade war between the United States and China. Furthermore, the UK withdrew from the European Union (“Brexit”) on January 31, 2020. The medium and long-term implications of Brexit are uncertain and could adversely affect European and global market and economic conditions and could contribute to instability in global financial and currency markets. Additionally, Russia’s recent invasion of Ukraine, the largest military attack on a European state since World War II, could lead to significant disruption, instability and volatility in global markets, as well as higher inflation (including by contributing to further increases in the prices of energy, oil and other commodities and further disrupting supply chains) and lower or negative growth. The EU, UK, U.S. and other governments have imposed significant sanctions and export controls against Russia and Russian interests and threatened additional sanctions and controls. The impact of such an invasion and these measures, as well as potential responses to such measures by Russia, is currently unknown and, while we have limited exposure to Ukraine and Russia, they could significantly and adversely affect our business, financial condition and results of operations.
The
Covid-19
pandemic led to economic contractions in most of the world’s economies in 2020, both developed and emerging. This affected the Argentine economy mainly through trade, since the demand for its exports (mainly from Brazil and Europe) dropped substantially. In 2021, most economies experienced significant growth compared to 2020, which together with higher commodity prices (mostly soybean) during the second quarter of 2021 led to higher exports for Argentina. As a result, in 2021, the Argentine economy accumulated a US$14,750 million surplus, representing a 17.7% increase compared to 2020. Moreover, the current excess of liquidity could mean more and cheaper credit for emerging markets. The Argentine economy could also benefit from the new IMF agreement.
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
Historically, the commodities market has been characterized by high volatility. Despite the volatility of prices of most of Argentina’s commodities exports, commodities significantly contributed to the government’s revenues during the 2000s due to the imposition of export duties on agricultural products in 2002. Although most duties were eliminated and the export tax on soy was reduced from 35% to 30% by the Macri administration in 2016, and was further reduced in 2018 by 0.5% per month, the Argentine economy is still relatively dependent on the price of its main agricultural exports, primarily soy. This dependence, in turn, renders the Argentine economy vulnerable to commodity prices fluctuations. International soybean prices decreased slightly during 2017 and further in 2018 due to growing trade tensions between the United States and China. During 2019, soybean prices reached their lowest prices over the prior five years, but recovered from US$305.5 per ton in May 2019 to US$335.0 per ton in December 2019. During the last months of 2020 soybean prices showed an upward trend (due to purchases from China, the monetary stimulus of the main central banks of the world and the promising news regarding the
Covid-19
vaccine) that continued until the second quarter of 2021 when they reached US$577 per ton. However, soybean prices have declined since then, reaching US$474.0 per ton in December 2021.

Declines in commodity prices may adversely affect the Argentine economy and the government’s fiscal revenues, which could in turn adversely impact the business, results of operations and financial condition of the Bank
Exchange controls and restrictions on capital inflows and outflows could have a material adverse effect on Argentine public sector activity, and, as a result, on our business.
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
The Fernandez administration extended the period during which these measures would apply and established additional measures through the Solidarity Law, including a tax on certain transactions that imply the acquisition of foreign currency by individuals and companies. During 2020, foreign exchange market regulations have been strengthened and made increasingly more complex. Towards the end of May 2020, the BCRA issued Communication “A” 7030 by means of which access to foreign currency to pay for imports was severely limited. After that, on September 15, 2020, the Central Bank tightened the foreign exchange market controls. First of all, companies with external financial maturities of more than US$1 million due before March 31, 2021 had to present a restructuring plan of at least 60% of the capital payment. Secondly, a 35% tax was added to individuals who buy dollars in the official market (already limited to US$200 per month, and on top of a 30% tax on the official exchange rate) and finally, Communication “A” 7106 banned non-residents
from selling bonds for foreign currency. These decisions resulted in a notorious sell-off
of sovereign bonds, which led to a 7% daily fall. The Central Bank sold US$1,318 million during the following five weeks, in order to keep the exchange rate depreciation at desirable levels. Due to this unsustainable situation, the government decided to partially ease the restrictions. The Central Bank purchased US$608 million in the spot market in December 2020.
During 2021, not only the government maintained most of the restrictions imposed in 2020 but also tightened restrictions on imports and financial transactions with bonds. In October 2021, the Central Bank reduced the minimum threshold above which imports required authorization (which resulted in less imports being automatically approved). Meanwhile, the monetary authority significantly reduced the allowed weekly trading amount for domestic-law
bonds, resulting in blue chip swap transactions being required to be carried out with foreign-law
bonds.
Any changes in the policies of the current government concerning economic, exchange and financial matters in order to preserve the balance of payments, the Central Bank’s reserves, a capital outflow or a significant depreciation of the Peso, such as the mandatory conversion into Pesos of obligations assumed by legal entities resident in Argentina in US dollars which could be due to a period of crisis and political, economic and social instability affecting Argentina, or otherwise, any of which could be exacerbated as a result of the
Covid-19
pandemic, could have an adverse effect on Argentina’s economic activity and the Bank’s business, results of operations and financial condition.
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
However, utility rates have been almost frozen since 2019, which has worsened the national energy situation by promoting higher demand and discouraging new investments from supplying companies, resulting in an energy deficit heightened by the lack of dollar inflows.
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
Likewise, the elimination of subsidies and the progressive increase in prices could continue to generate social unrest and be challenged in local courts. We can give no assurance that the measures adopted by the government to deal with the energy crisis will be sufficient to restore energy production in Argentina in the short or medium term. As aforementioned, since the Fernandez administration took office, the rates of public services have been frozen, so a rise in energy demand is expected to generate deficit pressures on the trade balance due to the need to import gas to maintain the levels of domestic production and prevent it from declining as a result of the lack of investment driven by the capped prices.
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
The lack of a sound institutional framework and corruption have been identified as, and continue to be, critical problems for Argentina. Argentina ranked 96 out of 180 countries in the 2021 Corruption Perceptions Index published by Transparency International.
Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the Macri administration announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures included reducing criminal sentences in exchange for cooperation with the government in corruption investigations, increasing access to public information, seizing assets from corrupt officials, increasing the powers of the Anticorruption Office (
Oficina Anticorrupción
) and the passing of a new public ethics law, among others. In 2018, a thorough investigation of a corruption scandal linked to a public works bribery scheme implemented by the previous administration led to the arrest of several prominent individuals. Additionally, in February 2022, the Argentine Federal Chamber of Criminal Cassation confirmed the prosecution of the country’s current vice president, Cristina Fernández de Kirchner, in relation to the so-called
“cause of the notebooks”, where events that may constitute illicit association and bribery are being investigated, based on the writings recorded in notebooks by the former driver of Roberto Baratta, a public works official. Public perception of the independence of the judicial system has been strengthened by these actions, but we cannot assure that the implementation of these measures will be successful.
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
After foreign exchange controls were lifted at the end of 2015, the peso depreciated by 38.5% in 2016 considering the average foreign exchange rate in December 2016 compared to the average foreign exchange rate in December 2015. In 2017, the depreciation of the peso fell to 11.8%, well below inflation, raising doubts about potential appreciation of the peso in real terms. In this scenario, the vulnerability of the Argentine economy due to a tightening of international financial conditions was reflected in a current account deficit of 4.9% of GDP in 2017 and a low level of international reserves compared to other countries in the region. When ten-year
U.S. treasury rates began to rise and the U.S. dollar strengthened, these vulnerabilities resulted in a negative differentiation of Argentina compared to other emerging countries, which led to a prolonged run on the currency despite frequent interventions by the Central Bank and a sizeable loan from the IMF signed in June 2018. Finally, after another sell-off
of Argentine assets in August 2018 and a strong depreciation of the peso, in early October 2018 a revised program with the IMF which further tightened fiscal and monetary policy managed to stabilize the foreign exchange market and the peso appreciated by 7.5% in the last quarter of 2018. Considering the full year, the peso depreciated by 50.3% in nominal terms in 2018. Together with the decline in economic activity, the real depreciation of the peso resulted in a strong reduction in imports and a correction of the external deficit in the fourth quarter of 2018.
According to a revision of the IMF agreement, the Argentine peso had to float freely within an accepted band of exchange rates, but the Central Bank could intervene to a limited extent in the foreign exchange market selling reserves if the exchange rate rose above a certain level, defined initially at Ps.44/US$ (and subsequently adjusted by inflation) which was the upper threshold of the accepted band in which the peso could float freely without intervention of the Central Bank. Conversely, the Central Bank was charged with purchasing reserves if the foreign exchange rate fell below the lower threshold of the non-intervention
band. In early 2019, the peso crossed the lower threshold, prompting purchases by the Central Bank and a strong decline in interest rates pursuant to the monetary program.
By the end of April 2019, exchange rate tensions, together with negative inflation reports of March 2019, led the Central Bank to agree with the IMF the possibility of an intervention even within the (then) exchange reference zone. The announcement of the measure significantly reduced volatility in the exchange rate and helped to contain inflation expectations. It further deepened the contractive profile of the monetary policy since the pesos obtained from the sales of dollars were not re-injected
and instead, the monetary base objective was reduced. Thus, the supply of foreign currency from exporters increased and demand decreased. In spite of this, the adverse reaction of the markets to the primary elections in August 2019 led to an increase in exchange rates, and the increase in the lack of confidence in Argentine assets increased. The prices of Argentine government securities fell by 20% while the value of local companies’ shares declined more than 40% over a few days. The U.S. dollar exchange rate exceeded Ps.60, which implied a depreciation of more than 25% in just four days. The Central Bank intervened in the market, with relatively little success, by selling foreign currency, which brought about a fall in the international reserves of around US$2 billion. For individuals, the Argentine Central Bank established a maximum limit of US$200 for the purchase of foreign currency per calendar month across all entities authorized to trade in foreign exchange, as well as for purposes of formation of foreign assets, family assistance remittances, and transactions with derivatives. This measure was enacted in order to help control the exchange rate without using reserves. However, due to the high money issuance and the resulting monetary overhang, the Central Bank has been selling international reserves in order to smooth the depreciation of the peso. Nevertheless, the reserves stock is limited and the more the Central Bank uses them, the more the foreign exchange premium rises, so, the Central Bank has decreed a series of measures during 2020 to avoid further loss of reserves, including Communication “A” 7030 and “A” 7106 are the clearest example of this idea (see,
“—Exchange controls and restrictions on capital inflows and outflows could have a material adverse effect on Argentine public sector activity, and, as a result, on our business”
). Although these measures, although they may be useful in the very short term, they have a negative impact on investment and economic activity. The IMF has not allowed (with few exceptions) these types of foreign exchange market controls when negotiating new programs, which may be an issue in connection with the upcoming negotiation.
The Central Bank has maintained the same exchange rate policy since December 2019, consisting of avoiding foreign exchange disruptions by applying more controls and selling foreign reserves. The Central Bank invested more than US$2.1 billion of reserves in the official exchange rate market from September 2021 to December 2021. The peso has experienced a strong appreciation in real terms since December 2019, with the exchange rate between the U.S. dollar and the Argentine peso having risen by 70% (nominally) since December 2019 with inflation reaching 105% in the same period of time. However, net international reserves are at a critical level and it is uncertain whether the Central Bank will be able to extend this trend much longer. The current reserve situation resulted in higher pressure in the parallel foreign exchange market, increasing the premium to more than 100% in December 2021. The new IMF program is expected to help the government strengthen the Central Bank’s foreign reserves stock by establishing quarterly accumulation targets. Given that under the new IMF program the IMF’s disbursements are tied to the fulfillment of these targets, the government may redefine the exchange rate regime to accumulate the necessary reserves.
As the level of inflation remained high, a stronger nominal appreciation of the peso could lead to renewed doubts regarding the appreciation of the peso against the U.S. dollar in real terms. This presents risks for the Argentine economy, including the possibility of a reduction in exports as a consequence of the loss of external competitiveness and deterioration of the current account deficit. Any such appreciation could also have a negative effect on economic growth and employment, reduce tax revenues in real terms and also raise fears regarding the impact of a sudden stop in capital flows.
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
In the past, the government has passed laws and regulations requiring private companies to maintain certain salary levels and to provide additional benefits to their employees. Likewise, public sector and private sector employers have been subject to intense pressure from their workforce or the unions that represent them, to increase wages and provide certain benefits to workers, particularly due to high inflation rates.
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
According to data published by INDEC, the wage index grew by 33% during 2020, as a result of a 26.8% increase in the public sector and a 34.4% increase in the private sector for which data is available. The wage index grew by 56.5% in 2021 as a result of a 58.6% increase in the public sector and a 55.3% in the private sector.
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
During the Kirchner administration, the direct intervention of the government in the Argentine economy increased, including through the implementation of expropriation and nationalization measures, and price and exchange controls.
Since the beginning of the Fernández administration there has been a strong intervention in the foreign exchange and labor markets, as well as a hefty fiscal deficit. The debt restructuring process brought a sign of sustainability which was perceived by both the market and the main credit rating agencies. Sovereign country risk fell more than 1,000 basis points following the debt restructuring agreement. However, only a week after the long-awaited agreement, the aforementioned measures led to a sharp fall in sovereign bonds prices as well as in the main Argentinian stocks in New York. All of this, together with foreign exchange restrictions, import controls and the delay in the negotiations with the IMF contributed to an increase in sovereign risk, which continued to increase after the debt restructuring process and reached 1,688 basis points as of December 31, 2021. The sovereign risk has remained high even after the announcement of the IMF agreement as a result of current macroeconomic imbalances.
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
In March 2012, Law No. 26,739 was passed amending both the Central Bank’s Charter and the Convertibility Law. This law amended the mission of the Central Bank (as established in its Charter (as defined herein)) and eliminated certain provisions previously in force. In accordance with the Central Bank’s Charter and the Convertibility Law, the Central Bank must promote monetary and financial stability, as well as promote development with social equity. Furthermore, the concept of “freely available reserves” was eliminated, allowing the Argentine government to use additional reserves to cancel debts. Additionally, the Convertibility Law established that the Central Bank may set the interest rate and the terms of the loans granted by financial institutions. Additionally, any use of reserves by the government to repay public debt or finance public spending may result in an increase in inflation, which would hinder economic growth. Moreover, a decrease in the reserves of the Central Bank might adversely affect the ability of the Argentine financial system to resist and overcome the effects of an economic crisis (whether domestic or international), adversely affecting economic growth and therefore the business, results of operations and financial condition of the Bank.
The
Covid-19
pandemic is affecting the Bank.
The
Covid-19
pandemic, which originated in China and subsequently spread to many other countries in the world, including Argentina and other countries where our clients operate, has significantly affected, and continues to affect, the global and Argentine economies and has impacted, and continues to impact, human lives and the health of millions of people globally. Despite increasing rates of vaccination, new waves of contagion continue to be a source of concern and the emergence of new strains remains a risk.
In 2021, some of the key events in the economy were related to the vaccination plan against
Covid-19.
Although Argentina had obtained contracts with several laboratories, they were delayed in their deliveries due to logistical problems. In the first half of the year, new isolation measures were applied due to the increase in the number of infections. Therefore, the economic recovery (which had started in the second half of 2020) slowed down in the second quarter of 2021. This situation has been reversed since June and vaccination is advancing at an accelerated pace. This resulted in a more rapid reopening of economic activities during the second half of the year, boosting the recovery of GDP in the third quarter of the year, which had increased by 10.8% as of September, 2021 reaching pre-pandemic
levels.

Inflation accelerated from 36% to 50.9% in 2021 and the economy faced constant exchange rate pressures during the year, with the premium between the official and the parallel exchange rate exceeding 100% for several months. The Central Bank introduced more restrictions on the foreign exchange market and import controls during 2021 to stop the depreciation of the currency, which still depreciated by 23% during the year.
During 2021, economic activity showed a strong rebound from the decline in 2020. The reopening of almost all activities, coupled with government policies to boost demand led to a GDP growth of 10.3%.
Employment and unemployment also improved compared to 2020. In 2021, employment averaged 42.4% compared to 38.3% in 2020 and unemployment averaged 8.7% compared to 11.4% in 2020.
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
Other measures aimed at protecting vulnerable persons include, among others, (i) a temporary prohibition on charging fees related to ATM services; (ii) mortgage relief by freezing, until September 30, 2020, the amount of mortgage payments based on those calculated as of March 2020, and postponing any foreclosures until such date; (iii) the postponement of payments on credit card loans for three months, with such postponed payments to be made up over the subsequent nine months; (iv) the suspension of account closures; (v) the reduction of maximum credit card interest rates from 49% to 43%; (vi) the postponement of all loan payments due during the second quarter without punitive interest; (vii) the provision of credit lines guaranteed by FoGAr to support the maintenance of payroll payments; (viii) the grant of credits at subsidized credit rates for companies under the Emergency Assistance Program for Work and Production, as determined according to the year-on-year
variation in the company’s turnover, and credit lines in pesos at a zero interest rate to persons under a simplified tax return system called Monotributo and self-employed persons engaged in culture-related activities; (ix) a new scheme of credit line for the productive investment of micro, small and medium enterprises (“MiPyME”) that the financial institutions of Group A, the main financial entities of the Argentine financial system, offered from October 16, 2020 to March 31, 2021, in order to finance investment projects, working capital and discount of deferred checks and other instruments, and other special cases with maximum rates ranging from 30% to 35% and terms from 24 to 36 months, according to the allocation of the funds, (ix) for clients who are employers reached by the Productive Recovery Program II (REPRO II), financial institutions will incorporate the unpaid installments corresponding to maturities that operate from May 14, 2021 in the month following the end of the life of the loan, considering only the accrual of compensatory interest at the contractually foreseen rate; and (x) new “2021 zero-rate
credits” (15% TNA recognized by the national fund for productive development (Fondo Nacional de Desarrollo Productivo, “FONDEP”) for individual tax payers under a simplified tax regime (monotributistas), that financial entities had to grant to clients who requested it until January 20, 2022.
Additionally, during the pandemic-related lockdown, the BCRA and the government issued Decrees Nos. 319/2020 and 767/2020, pursuant to which customers within the portfolio of mortgage and secured loan adjustable by UVA financings benefitted from the deferral of unpaid installments from April to September 2020 with no interest up to the final loan maturity. For more information regarding the impact of
Covid-19
on our results of operations and financial condition see Note 47.2 in our Consolidated Financial Statements. Pursuant to Communication “A” 7421 dated December 16, 2021, the Central Bank enabled financial entities, from January 1, 2022 to December 31, 2022, to distribute dividends for up to 20% of their “distributable profit”. Financial entities, having the previous authorization of the Central Bank, must make this distribution in 12 equal, monthly and consecutive installments.
The pandemic and actions taken in response thereto are adversely affecting, and are expected to continue to adversely affect, economic conditions and business activity in Argentina, and therefore the Bank. We had to close all of our branches in Argentina during most of the second half of March 2020. Although our branches reopened on April 13, 2020, they were open only on specified dates and we could generally provide only a limited number of services in our branches, and only by prior appointment, with teller services initially restricted to pensioners and social plan beneficiaries, and with teller services later being available to the general public for withdrawals of foreign currency. In addition, a significant number of Bank personnel, including the teams who provide central services, have been working remotely, disrupting our normal operations. In addition, we face various risks arising from the pandemic, such as a higher risk of impairment of our assets (including financial instruments valued at fair value, which may suffer significant fluctuations), a possible significant increase in loan defaults and credit losses, a decrease in our business activity, such as new retail lending. These risks may continue to affect us if the Argentine economy is not able to recover quickly from the pandemic. Moreover, the spread of
Covid-19
could also negatively impact the business and operations of third-party service providers who perform critical services for us. In addition, remote working has increased cybersecurity risks given greater use of computer networks outside the corporate environment.
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
The Bank is exposed to various risks in connection with climate change
Climate change presents both immediate and long-term risks to the Bank and its customers, with the risks expected to increase over time. Climate change poses the following risks to the Bank, among others:

•
Physical risks. The activities of the Bank or those of its customers or counterparties could be negatively impacted by the physical risks posed by climate change. For example, extreme weather events may damage or destroy their properties and other assets or otherwise disrupt their operations (for example, if supply chains are disrupted as a result), diminishing –in the case of customers- their repayment capacity and, if applicable, the value of properties pledged as collateral to the Bank.

•
Regulatory risks. Following the Paris agreement, financial institutions are progressively coming under increased pressure regarding the management and disclosure of their climate risks and related lending and investment activities. Banking regulators across the world are increasingly viewing financial institutions as having an important role in helping to address the risks related to climate change both directly and with respect to their customers. Legislative or regulatory changes regarding how banks manage climate risk or otherwise affecting banking practices may result in higher regulatory, compliance and credit costs.

•
Reputational risks. The perception of climate change as a risk by society, shareholders, customers, governments and other stakeholders continues to increase, including in relation to the financial sector’s operations and strategy. This may result in increased scrutiny of the Bank’s activities, including companies to which it lends. The Bank’s reputation may be harmed if its efforts to reduce environmental and social risks are deemed to be insufficient. For example, the Bank’s reputation may be adversely affected due to its financing of businesses that are perceived to adversely affect the environment, such as oil companies or coal-fired power generation businesses.

•
Transition risks: As the countries where the Bank operates progressively transition to a low-carbon
economy, some of the Bank’s customers may be adversely affected. For example, the Bank’s corporate credit portfolios include carbon-intensive industries like oil and gas and power that are exposed to risks related to the transition to a low-carbon
economy, as well as
low-carbon
industries that may be subject to risks associated with new technologies.

•
Business risks. The Bank is exposed to near term risks related to climate change, including increases in credit-related costs due to deterioration in the business performance of the Bank’s customers exposed to climate change risks and decreases in the value of collateral assets caused by changes in climate and the effects thereof. The Bank is also exposed to potential long-term risks, including increases in credit-related costs due to deteriorating macroeconomic conditions, which may be caused in part by an increase in infectious diseases, heatstroke or other related ailments resulting from climate change. The Bank could also be adversely affected by widespread declines in asset values as a result of climate change or climate change-related risks, reduced availability of insurance and significant interruptions to business operations, and may be required to change its business models in response to those consequences.

Any of these factors may have a material adverse effect on the Bank’s business, financial condition and results of operations.
Risks Relating to the Argentine Financial System and to BBVA Argentina
The short-term structure of the deposit base of the Argentine financial system, including the deposit base of the Bank, could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation.
In recent years, growth of the Argentine financial sector has been heavily dependent on deposit levels because of the relatively small size of the Argentine capital markets and the lack of access to foreign capital markets. After the Macri administration took office, access to foreign capital markets was again possible, supporting credit growth in addition to the deposit base, but since 2018 international and local markets have been closed for Argentine companies due to the foreign exchange crisis that began in May 2018 and that resulted in a deep economic downturn, the implementation of capital controls and sovereign debt restructuring. There can be no assurance regarding when access to foreign credit markets may resume and, if resumed, access may be disrupted again in the future.
From 2016, the implementation of the tax amnesty regime and restored investor confidence resulted in a transitory but significant growth of U.S. dollar deposits. That process came to a halt in the first half of 2018 during the currency crisis due to fears that these deposits might be immobilized by the government and financial institutions indeed suffered a slight withdrawal of these kind of deposits in September 2018. After the primary elections that were held on August 11, 2019, withdrawals of U.S. dollar denominated deposits accelerated, with deposits falling more than 40%. Banks, including BBVA Argentina, had sufficient liquidity to be able to repay them. Moreover, loans denominated in U.S. dollars had short terms, and banks quickly began to collect them. Dollar deposits fell during 2020 by around 25% and remained mainly stable through 2021, with an accumulated decrease of approximately 60% since 2018.
While banks’ liquidity in foreign currency is high, a significant share of it is deposited at the Central Bank, and as a result banks have to rely on the Central Bank in order to access those funds.
The local currency deposit base is mostly short-term and transactional. Deposits represent a small fraction of GDP when compared with other emerging countries. Deposits in pesos grew in line with inflation until August 2019. Following the reintroduction of currency controls after the primary elections, banks suffered a short run on local currency retail time deposits, with a decrease of approximately 15% to 20% in September and October 2019, which came to an end after the amount of foreign currency individuals could purchase was reduced to US$200 a month, on October 28, 2019. That regulation is still in force. In periods of financial stress, customers typically buy foreign currency with their local currency deposits to protect against a possible devaluation of the peso. After that, deposits in pesos stabilized and they have resumed growth.
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
Notwithstanding the above, because most deposits are short-term deposits, a substantial part of loans must also have short-term maturities to match the terms of the deposits. The proportion of long-term credit lines, such as mortgages, is small, and long-term loan origination has fallen sharply since 2019 as a consequence of higher interest rates and inflation, and the difficult financial environment.
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
After the Macri administration took office, expectations were of a decline in both inflation and interest rates and therefore banking spreads. However, since 2018 devaluation of the peso and higher inflation led the Central Bank to substantially raise interest rates, ending the margin contraction trend. During 2020 the Central Bank reduced interest rates, in part as a response to the
Covid-19
crisis. In 2021 interest rates remained stable, most of them negative in real terms. At the same time, after an economic slowdown in 2020 resulting from the economic downturn caused by the
Covid-19
pandemic, inflation has increased in 2021 and adopted an upward trend, reaching 50% in annual terms. Inflation evolution in Argentina is still uncertain, and during 2021 and 2020 an increasing amount of our liabilities and assets interest rates have been regulated by the Central Bank. This situation could result in renewed pressure on banking spreads. Moreover, a change in the composition of the source of funding, which is currently heavily weighted to non-interest-bearing
deposits, could also put downward pressure on margins. Also, a change in the composition of the source of funding arising from an eventual higher demand of credit and therefore a need to increase the amount of time deposits or other types of interest bearing-liabilities could result in lower spreads.
Another source of spread contraction could be an increase in the regulation of subsidized loans. In October 2020, the Central Bank re-introduced
mandatory credit lines for SMEs, under which banks have to lend a portion of their deposits to small and mid-size
companies at regulated rates. This regulation continued through 2021 and will likely be extended through 2022, adversely affecting margins. An increase in the use of these measures by the Central Bank could further affect margins.
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
During 2017, new UVA (inflation-adjusted) mortgages grew significantly. At the same time, the Bank launched UVA deposits, but such deposits grew at a slower pace, leading to a mismatch in this activity. During 2018, as a consequence of the peso devaluation, higher inflation and interest rates, growth in both UVA loans and liabilities slowed and during 2019 new origination came to a halt, continuing in 2020 and 2021. This mismatch between inflation adjusted assets and liabilities can also be widened by UVA treasury bonds held in the Bank’s portfolio. Independently of how this activity may develop in the future, there will be a mismatch among UVA assets and liabilities, which could have a material adverse effect on our business, results of operations and financial condition, particularly in the event that interest rates turn positive in real terms.

Our estimates and established reserves for credit risk and potential credit losses may prove to be inaccurate and/or insufficient, which may materially and adversely affect our results of operations and financial condition.
A number of our products expose us to credit risk, including consumer loans, commercial loans and other receivables. Changes in the income levels of our borrowers, increases in the inflation rate or an increase in interest rates could have a negative effect on the quality of our loan portfolio, causing us to increase provisions for loan losses and resulting in reduced profits or in losses. Our non-performing
loan portfolio amounted to Ps.9,620 million at December 31, 2021 representing a 17.24% increase compared to Ps.8,206 million at December 31, 2020. The non-performing
loan ratio increased to 1.87% at December 31, 2021 from 1.40% at December 31, 2020.
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
The markets in which we operate are highly competitive and it is expected that this trend will continue in the coming years with the increasing entry of non-bank
competitors (some of which have large client portfolios and strong brand recognition) and the emergence of new business models. Although the Bank is making efforts to anticipate these changes, including through digital transformation, its competitive position is affected by the regulatory asymmetry that benefits non-bank
operators. For example, banking groups are subject to prudential regulations that have implications for most of their businesses, including those in which they compete with non-bank
operators that are only subject to regulations specific to the activity they develop or that benefit from loopholes in the regulatory framework. Furthermore, when banking groups carry out financial activities through the use of new technologies, they are generally subject to additional internal governance rules that place such groups at a competitive disadvantage.
Moreover, the widespread adoption of new technologies, including cryptocurrencies and payment systems, could require substantial investment to modify or adapt existing products and services as the Bank continues to increase its mobile and internet banking capabilities. Likewise, the increasing use of these new technologies and mobile banking platforms could have an adverse impact on the Bank’s investments in facilities, equipment and employees of the branch network. A faster pace of transformation towards mobile and online banking models could require changes in the Bank’s commercial banking strategy, including the closure or sale of some branches and the restructuring of others, and reductions in employees. These changes could result in significant expenses as the Bank reconfigures and transforms its commercial network. Failure to effectively implement such changes efficiently and on a timely basis could have a material adverse effect on the Bank’s competitive position or otherwise have a material adverse effect on the Bank’s business, financial condition or results of operations.
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
We are part of a highly diversified international financial group which offers a wide variety of financial and related products and services including retail banking, asset management, private banking and wholesale banking. The BBVA Group strives to foster a culture in which its employees act with integrity and feel comfortable reporting instances of misconduct. The BBVA Group employees are essential to this culture, and acts of misconduct by any employee, and particularly by senior management, could erode trust and confidence and damage the BBVA Group and the Bank’s reputation among existing and potential clients and other stakeholders. Negative public opinion could result from actual or alleged conduct by the BBVA Group entities in any number of activities or circumstances, including operations, employment-related offenses such as sexual harassment and discrimination, regulatory compliance, the use and protection of data and systems, and the satisfaction of client expectations, and from actions taken by regulators or others in response to such conduct.

For example, Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). Such investigation includes the provision of services by Cenyt to BBVA. On July 29, 2019, BBVA was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could constitute crimes of bribery, revelation of secrets and corruption. On February 3, 2020, BBVA was notified by the Central Investigating Court No. 6 of the National High Court of the order lifting the secrecy of the proceedings. Certain current and former officers and employees of the Group, as well as former directors, have also been named as investigated parties in connection with this investigation. BBVA has been and continues to be proactively collaborating with the Spanish judicial authorities, including sharing with the courts information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts. As of the date of this annual report on Form
20-F,
no formal accusation against BBVA has been made.
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
Our credit ratings are significantly influenced by Argentina’s sovereign rating, which has fluctuated considerably, in line with the several Argentine crises. As a result, our ratings have also fluctuated in the recent past, although they have tended to be higher than the sovereign rating. These fluctuations impact our costs of funding, our collateral obligations and our ability to access international markets.
Argentina reached an agreement in 2016 with the holdouts of the 2005-2010 debt restructurings, and consequently between 2016 and 2017 the country’s sovereign ratings were upgraded. However, from 2018 onwards that trend was reversed, and the country was either downgraded or put under review with a negative outlook. In April 2020, after the debt restructuring established by the national government for all public bonds in foreign currency under local legislation, risk rating agencies lowered Argentina’s rating to “Selective Default”. Nevertheless, in September 2020 the government agreed with the bondholders to restructure more than 99% of the public debt with private creditors, significantly reducing coupon payments and extending maturities. Once this agreement was settled, the rating agencies upgraded Argentina’s sovereign rating to CCC+. A further downgrade in Argentina’s sovereign rating in the future could limit the Bank’s access to financing on acceptable terms, or at all, which could have a material adverse effect on the business, the results of operations and the financial condition of the Bank.
The financial industry is increasingly dependent on information technology systems, which may fail, may not be adequate for the tasks at hand or may no longer be available.
Banks and their activities increasingly rely on highly sophisticated information technology (“IT”) systems to deliver products and services to their customers. IT systems are vulnerable to a number of problems, such as software or hardware failures, malicious software, hacking and physical damage to vital IT centers. IT systems need regular updates and banks, including us, may not be able to implement the necessary updates in a timely manner or the updates may not work as planned.
In recent years, the number of security incidents to which companies from different industries are exposed has increased. Attacks are becoming more frequent and compromise the infrastructure of the affected company, exposing internal and customer information, including as a result of phishing and social engineering campaigns, the intrusion of malicious software or ransomware campaigns, denial of service attacks that affect the availability of systems, among others. Cyber threats are rapidly evolving and we may not be able to anticipate or prevent all such attacks. Our risk and exposure to IT threats continues to increase due to the changing nature and complexity of these threats from cybercriminals, our plans to continue providing internet banking and mobile banking channels, and our plans to develop additional remote connectivity solutions to serve our customers. We may incur increasing costs in an effort to minimize these threats and we may be liable for any breach or loss of security.

In addition, we are under the continuous threat of economic losses due to cyber-attacks, especially as we continue to expand customers’ capabilities to use digital channels to conduct business transactions. Two of the most important cyber-attack risks we face are electronic fraud and the violation of confidential customer data. Electronic fraud loss occurs when cybercriminals violate and extract funds directly from customers’ or our accounts. A violation of confidential customer data, such as account numbers, could present a significant impact on reputation and significant legal and /or regulatory costs for us.
In addition to the costs that may be incurred as a result of any failure of our IT systems, we may face penalies from banking regulators if we fail to comply with applicable banking or reporting regulations as a result of any IT or other failures. During 2021, regulatory intervention has increased through the issuance of new regulatory requirements for the management of security incidents and fraud prevention.
We face security risks, including denial of service attacks, hacking, social engineering attacks targeting its colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure.
Our computer systems and network infrastructure and those of third parties, on which we are highly dependent, are subject to security risks and could be susceptible to cyber-attacks. Our business relies on the secure processing, transmission, storage and retrieval of confidential, proprietary and other information in its computer and data management systems and networks, and in the computer and data management systems and networks of third parties. In addition, to access our network, products and services, our customers and other third parties may use personal mobile devices or computing devices that are outside of our network environment and are subject to their own cybersecurity risks.
In addition, the risk of fraud and scams is increasing as we offer more online products through digital channels. This has been aggravated by the
Covid-19
pandemic and the shift towards an online and remote environment, which has accelerated the Bank’s digital transformation and forced customers to transact through online banking and digital channels, which has translated into a gradual and steady increase in cybercrime and electronic fraud. In 2021 there was an increase in cases of phishing, phone and social media scams and card data theft. There are several social engineering techniques that cybercriminals use to deceive customers and obtain confidential data. In this sense, the implementation of preventive measures of computer and documentary fraud as well as people’s awareness are becoming increasingly important. Security components continue to be developed to improve the level of protection, incorporating different security measures to prevent fraud in digital channels.
Protecting assets from potential cybersecurity threats is a great challenge. Risks continue to increase as more mobile payment products and other Internet-based products become available, expanding our internal use of web products and applications. Therefore, it is essential to implement measures and controls to increase security and mitigate threats to cybersecurity.
Cyber-attacks or security violations, whether directed at us or third parties, may result in material loss or have material consequences. In addition, the public perception that a cyber-attack on our systems has been successful, whether or not this perception has been correct, can damage our reputation with the customers and third parties with whom we do business. Hacking of personal information and the risks of identity theft, in particular, could cause serious reputational damage. Successful penetration or circumvention of system security could cause us serious negative consequences, including loss of customers and business opportunities, significant business disruption of our operations and business, misappropriation or destruction of our confidential information and/or that of our customers, or damage to our or our customers’ and/or third paties’ computers or systems, and could result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, additional compliance costs, and could adversely impact our results of operations, liquidity an financial condition.
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
Under Argentine law, the liquidation and commencement of bankruptcy proceedings against financial institutions, until their banking license has been revoked by the Central Bank, may only be commenced by the Central Bank. If BBVA Argentina were unable to pay its debts as they come due, the Central Bank could intervene and revoke our banking license, and file a bankruptcy petition before a commercial court. If the Central Bank intervenes, the reorganization proceeding could take longer and it is likely that our shareholders’ remedies would be restricted. During any such process, the Central Bank would have to consider its interests as a regulator and could well prioritize the claims of other creditors and third parties against us. As a result of any such intervention, shareholders may realize substantially less on the claims than they would in a bankruptcy proceeding of a non-financial
institution in Argentina or a financial institution or
non-financial
institution in the United States or any other country.
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
In February 2020 we were notified of a class action for the alleged damage suffered by investors in certain investment funds managed by the Bank, following the unilateral modification of the price of certain future dollar contracts in which the affected funds were invested. These modifications were carried out by the organized market in which these future dollar contracts were negotiated, and the class action plaintiffs allege a failure by the Bank to contest the unilateral modifications carried out by the organized market in order to defend the fund investors’ financial interests.
In September 2020 we were notified of a class-action lawsuit filed by the Argentine Consumer Defense Association, (“ADUC”) as representative of consumers, against the Bank, claiming that interest rates applicable to automatically renewable fixed terms were incorrect and requesting the Bank to cease their application and to reimburse the differences plus related interest.
In July 2021 we were notified of a class-action lawsuit filed by the Defense of the Insured, Consumers and Users Civil Association (“ADACU”), as representative of consumers, against the Bank, claiming the obligation of the Bank to inform its clients of their obligation to extinguish the amount owed in the event of the death or permanent total disability of the debtor, by contracting insurance or self-insurance.
In November 2021 we were notified of a class-action lawsuit filed by ADACU, as representative of consumers, against the Bank, demanding the payment of compensation for material damage and punitive damage to all customers who owned a VISA card issued by the Bank and other co-defendant
banks, resulting from alleged unlawful collusion between Prisma’s shareholders, in the setting of prices in the discount and exchange rate for the use of the aforementioned credit card. It is claimed that the financial entities comprising Prisma’s shareholders had incorporated a company and agreed to set the price of the discount rate for the use of the VISA credit card, eliminating competition and violating competition defense law.

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
As of December 31, 2021, our parent company, BBVA, directly or beneficially owned 66.55% of our capital stock. As a result, BBVA controls virtually all decisions with respect to our company made by shareholders. It may, for example, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities and determine the timing and amounts of dividends, if any, always subject to the applicable legal framework. Its interests may conflict with your interests as a holder of our shares or ADSs, and it may take actions that might be desirable to BBVA but not to our other shareholders.
Our ability to grow our business depends on our ability to manage our relationships with partners and grow our deposit base.
We seek to grow our business by, among other means, increasing our client base. Our strategic partnerships are important components of our client acquisition strategy. We have various strategic partnerships, which include Despegar, MOVE Concerts Argentina S.A. (MOVE), Oymyakon S.A. (PopArt), Medios y Contenidos Producciones S.A. (RGB Entertainment) and En Vivo Producciones S.A., the last four within the entertainment sector. Distribution channels include credit card programs with Club Atlético River Plate Asociación Civil and Club Atlético Boca Juniors Asociación Civil, Argentine soccer clubs, La Caja Seguros within the insurance sector, as well as the agreements with automobile companies Peugeot Citroen, Renault and Volkswagen, which we depend on to expand our client reach cost-effectively, further expand our points of presence and enhance our value proposition. Any deterioration in our relationships with our strategic partners could adversely affect our strategy and materially and adversely affect our business, results of operations and financial condition.
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
We may suffer adverse consequences related to our calculation of income tax for the years ended December 31, 2018 and 2020.
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
On June 8, 2020, the Bank obtained a favorable judgement from the Contentious Administrative Federal Court No. 12 with regards to our request for declaratory judgement filed on May 12, 2017 for our 2016 tax return. The Contentious Administrative Federal Court No. 12 concluded that the prohibition to apply the inflation adjustment mechanism in our income tax return for the fiscal year 2016 was not applicable. On December 9, 2020 the Appeal Court dismissed the appeals filed on August 6, 2020 by the tax authorities against this ruling, thereby confirming the decision taken by the Contentious Administrative Federal Court No. 12. Although the tax authorities filed an extraordinary appeal, such appeal was withdrawn on February 1, 2021.
On June 14, 2021, the Bank obtained a new favorable judgement from the Contentious Court Administrative No. 12 with regards to our request for declaratory judgmement filed on May 11, 2018 for our 2017 tax return, declaring that the prohibition to apply the inflation adjustment mechanism in our income tax return for the fiscal year 2017 was not applicable. On June 18, 2021, the tax authorities appealed the judgement, but on September 3, 2021 such appeal was also withdrawn.
In May 2021, we filed a new request for declaratory judgement with the Contentious Administrative Federal Court No. 5, Secretariat No. 9, seeking that such court declare unconstitutional certain provisions of Argentine law that prevented us from fully applying the inflation adjustment mechanism in our 2020 tax return. On May 26, 2021, we filed our income tax return for 2020 giving effect to an adjustment for inflation.
As of the date of this annual report on Form
20-F,
our requests for declaratory judgment remain pending before the Contentious Administrative Federal Court No. 2, Secretariat No. 3 for the year 2018 and the Contentious Administrative Federal Court No. 5, Secretariat No. 9 for the year 2020. We cannot predict the outcome of these legal actions or whether we will be required to amend our income tax returns for 2018 and/or 2020 or make any provisions with respect thereto in our financial statements prepared under IFRS-IASB. If we are required to amend our income tax returns for 2018 or 2020 we may be required to pay interest and charges to the Argentine tax authorities, and could be subject to other consequences. We cannot predict with certainty the outcome of our requests for declaratory judgment or whether they would have a material adverse effect on our business, results of operations or financial condition, or the trading prices of our ordinary shares and ADSs.
The Argentine economy qualifies as a hyperinflationary economy under IAS 29. Given that the peso is our functional currency, we apply IAS 29 for periods ending after July 1, 2018, and our Consolidated Financial Statements and other financial information are presented in terms of the measuring unit current at December 31, 2021.
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

The total cumulative inflation in Argentina in the 36 months prior to December 31, 2021, as measured by both consumer and wholesale price indexes published by INDEC, exceeded 100%. Qualitative macroeconomic factors, including the depreciation of the peso in recent months, also support the conclusion that Argentina is a hyperinflationary economy for accounting purposes. Accordingly, IAS 29 is applicable to any financial statements as from July 1, 2018 included in any of our filings with the SEC under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended (the “Exchange Act”). Argentine accounting standards authorities have reached a consensus that the “general price index” for IAS 29 purposes is determined considering the wholesale price index (WPI) up to December 2016 and the CPI from then onwards. These indices have been determined or referred to the INDEC. Therefore, our Consolidated Financial Statements included in this annual report are adjusted by applying the relevant indices and presented in terms of the measuring unit current at December 31, 2021.
We also have applied IAS 29 Financial Reporting in Hyperinflationary Economies to our statutory consolidated annual financial statements presented to the Central Bank for fiscal years beginning on or after January 1, 2020 as set forth by the BCRA through Communication “A” 6651 issued on February 22, 2019. The financial statements provided to the Central Bank are prepared in accordance with IFRS BCRA, which differs in significant respects from IFRS-IASB. See “
Presentation of Financial Information
”. As such, the Consolidated Financial Statements included in this annual report are not comparable with our financial statements furnished to the Central Bank.
The statutory consolidated annual financial statements that the Bank prepares to comply with the requirements of the Central Bank are prepared pursuant to the reporting framework established by the Central Bank requiring supervised entities to submit financial statements prepared pursuant to IFRS-IASB except for:

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

(ii)
the accounting treatment to be applied to the remaining investment held by the Bank in Prisma Medios de Pago S.A., by applying the instructions provided in Memorandum No. 7/2019 issued by the BCRA on April 29, 2019. Additionally, by means of Memorandum No. 8/2021 dated March 22, 2021, that is, subsequent to the financial statements as of and for the year ended December 31, 2020, the Bank was required by the BCRA to adjust the fair value recognized in respect of its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020 and

(iii)
the treatment to be applied to uncertain tax positions, which follows the guidance prescribed by Memorandum No. 6/2017 Financial Reporting Framework Established by the BCRA issued on May 29, 2017. As of December 31, 2021, such provision had been reversed in the statutory consolidated financial statements.

Because of such differences, our statutory consolidated annual financial statements for the fiscal years ended December 31, 2021, 2020 and 2019 are not comparable with the Consolidated Financial Statements included herein. In addition, we will continue to have differences during the year 2022 between our statutory consolidated financial statements and the financial statements required by IFRS-IASB. We do not intend to report in accordance with IFRS-IASB on an interim basis during 2022. Consequently, our interim financial information for 2022 will not be comparable with the Consolidated Financial Statements and other information contained in this annual report on Form
20-F.
The Consolidated Financial Statements included in this annual report on Form
20-F
have been prepared in accordance with IFRS-IASB.
We are subject to numerous restrictions on our ability to pay dividends.
We are subject to legal and other restrictions on our ability to pay dividends. In Argentina, financial institutions may distribute dividends provided that (i) they are not covered by the terms of sections 34 “Regularization and recovery” and 35 bis “Institution restructuring to safeguard lending and bank deposits” of the Law on Financial Institutions (Law No. 21,526); (ii) they are not receiving financial assistance from the BCRA; (iii) they are not in arrears or non-compliance
with the information regime

established by the BCRA; (iv) they meet minimum capital requirements and cash requirements and (v) they have complied with the additional capital margins applicable to them as provided for in Section 4 (Additional Capital Margins) of the BCRA’s Structured Income Distribution text. See
“Item 8. Financial Information—A. Financial Statements and other Financial Information—Dividends”
. Amounts available for distribution as dividends are determined pursuant to Argentine law and IFRS-BCRA. As a result, dividends may be paid when we have no income as determined under IFRS-IASB and, conversely, dividends may not be payable even if we have income as determined under IFRS-IASB. Moreover, BBVA as our majority shareholder has the power to approve or fail to approve any proposed dividends.
Communication “A” 6886, in force since January 31, 2020, provides that financial institutions must have the prior authorization of the Central Bank for the distribution of dividends. On March 19, 2020, the BCRA issued Communication “A” 6939 whereby the distribution of dividends by financial institutions to its shareholders, including the Bank, was suspended until at least June 30, 2020; the BCRA Communication “A” 7035 dated June 4, 2020 extended said suspension until December 31, 2020, which was subsequently extended to December 31, 2021 by Communication “A” 7312.
Pursuant to Communication “A” 7421 dated December 16, 2021, the Central Bank enabled financial entities, from January 1, 2022 to December 31, 2022, to distribute dividends for up to 20% of their “distributable profit”. Financial entities, having the previous authorization of the Central Bank, must make this distribution in 12 equal, monthly and consecutive installments.
Legal, Regulatory and Compliance Risks
If we identify material weaknesses in our internal controls and procedures or otherwise fail to maintain their effectiveness, investor confidence in the Bank and the market price of our ordinary shares and ADSs may be adversely affected.
We maintain disclosure controls and procedures designed to ensure that we timely report information as specified in applicable Argentine and U.S. rules. Within such disclosure controls and procedures, we maintain a system of internal control over financial reporting.
We can provide no assurance that we will be able to maintain effective internal control over financial reporting in the future, that misstatements due to error or fraud or otherwise will not occur, that all control issues are detected or that we will be able to prepare our financial information on a timely basis. If our disclosure controls and procedures, including internal control over financial reporting, are not effective, it could have a material adverse effect on our business, results of operations and financial condition. Moreover, it could have an adverse effect on the price of our ordinary shares and ADSs and could subject us to regulatory.
Our management has issued a report on its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021 and concluded that the Bank’s internal control over financial reporting was effective as of such date. See
“Item 15. Controls and Procedures”.
We operate in a highly regulated environment, and our operations are subject to regulations adopted, and measures taken, by several regulatory agencies.
Financial institutions in Argentina are subject to significant regulation relating to functions that historically have been determined by the Central Bank and other regulatory authorities (for capital requirements see
“Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Requirements”
). The Central Bank may penalize us, in case of any breach of applicable regulations. Similarly, the Argentine National Securities Commission (“CNV”), which authorizes securities offerings and regulates the public securities markets in Argentina, has the authority to impose sanctions on us and our Board of Directors for breaches of corporate governance. The Financial Information Unit (
Unidad de Información Financiera
, or “UIF”) regulates matters relating to anti-money laundering and has the ability to monitor compliance with any such regulations by financial institutions and, eventually, impose sanctions. Any such regulatory agencies could initiate proceedings and impose sanctions against us, our shareholders or our directors.
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
Moreover, a new law was approved by the Congress introducing amendments to the Central Bank’s Charter. The principal issues addressed by this law were the use of Central Bank’s reserves for the cancellation of public debt together with the implementation of policies by the Central Bank in order to interfere in the determination of interest rates and terms of loans to financial institutions.
The Central Bank issued Communications “A” 5319 and “A” 5380, dated July 5, 2012 and December 21, 2012, respectively, and Communication “A” 5516, dated December 27, 2013, making it mandatory for banks to provide credit lines for productive purposes. This requirement has been renewed every six months since then. The purpose of these measures implemented by the former government was to foster investment and growth. Finally, on November 3, 2017 the Central Bank determined that mandatory credit lines for productive financing and financial inclusion will continue to be required until December 2018. The quota for 2018 was a percentage of monthly non-financial
private deposits in pesos as of November 30, 2017, commencing at 16.5% in January 2018 and decreasing by 1.5 percentage points monthly until reaching 0% in December 2018. This is a significant development for banks given that the portion of deposits that financial institutions have to loan at low interest rates was significantly reduced, allowing banks to allocate such funds in a more profitable way.
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
On October 1, 2013, the Central Bank issued Communication “A” 5460, granting broad protections to consumers of financial services, including, among other aspects, the regulation of fees and commissions charged by financial institutions for their services. As a result, fees and charges had to represent a real, direct and demonstrable cost and have technical and economic justification. Communication “A” 5514 introduced an exception to the application of Communication “A” 5460 for certain credit agreements that had pledges as collateral and were entered into before September 30, 2019.

On December 23, 2014, the Central Bank amended Communication “A” 5460 through Communication “A” 5685. As a result of this amendment, any increase in commissions for new products or services for retail customers had to have the prior authorization of the Central Bank.
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
Since the Fernández administration assumed office, numerous new laws have been enacted and rules modified, including (i) the enactment of the Law of Social Solidarity and Productive Reactivation within the framework of the public emergency, providing for a 30% tax on foreign transactions; (ii) the obligation for banks to open universal free accounts to certain people (people who have no bank account and who wish to have access to a no-fee
free savings account in pesos); (iii) a special treatment for
UVA-adjusted mortgage
loans designed to limit the impact of inflation and generally limit payments to a maximum of 35% of family income until February 2021; (iv) minimum interest rates were set for certain time deposits; (v) new requirements regarding certain fintech “virtual wallet” payment service providers were approved; (vi) the use of interbank debit for the payment of new credits is prohibited; (vii) a maximum nominal interest rate of 55% was set for credit card financing; (viii) reporting of increases and additions to bank fees for a period of 180 days from February 19, 2020 was prohibited; and (ix) according to Communication “A” 6768, financial institutions had to have the prior authorization of the Central Bank of the Argentine Republic for the distribution of their results. In addition, on March 19, 2020, the BCRA issued Communication “A”6939 whereby the distribution of dividends was suspended until at least June 30, 2020. Communication “A” 7035 extended such suspension to December 31, 2020, which was subsequently extended to June 30, 2021 by Communication “A” 7181.
Several rules were enacted during 2020 which, among others: (i) required the remaining balance arising from credit cards to be automatically refinanced between September 1, 2020 and September 30, 2020 up to a maximum rate of 40%; (ii) established the minimum rates for retail customers subject to certain variables; (iii) froze the installments of home mortgage loans and secured loans adjusted to UVA index, and any unpaid installments were rescheduled; and (iv) ordered financial institutions to request any loan unpaid installments to be paid at the end of the life of the loan. Additionally, on March 19, 2020, the Central Bank issued Communication “A” 6938, temporarily easing the criteria to classify banks’ debtors established in the “Debtors’ Classification” rules and introduced certain changes to the manner in which financial institutions calculate RPC. Furthermore, in response to the crisis triggered by the
Covid-19
pandemic, the Central Bank adopted a series of credit stimulus measures aimed at the most vulnerable economic sectors, primarily micro, small and medium-sized
companies and the self-employed and eased reserve requirements for financial institutions that extended such credit lines. For a description of the effects of these regulations on BBVA Argentina, see
“Item 5. Operating and Financial Review—Effects of Recent Regulatory Changes on BBVA Argentina”
.
Financial institutions were also ordered to grant certain clients approved by the Argentine Tax Authority (AFIP) who applied for them, credit facilities at regulated rates denominated in pesos called “Zero Rate Credit” and “Zero Rate Credit Culture” provided for in Decree No. 332/2020, as amended.
Fees on automatically processed operations were suspended for a certain period of time and the possibility of notifying users of financial services of fee increases was suspended for 180 days, and after that period it was established that the expansion would be progressive for commodities.
During 2021 some of the rules issued during 2020 to mitigate the effects of the
Covid-19
pandemic were relaxed while others were reinforced, including those enacted in relation to the protection of financial users, including the following: (i) the BCRA modified the terms for the settlement of credit card payments by shops; (ii) the requirements for online pre-approved
credit were amended to exempt banks from certain requirements to grant the credit if the identity of the debtor was verified through biometric solutions with proof of life or upon cancellation by the bank of the approved credit and the assumption of the refund of the sums involved in a complaint filed by a client; (iii) the BCRA established new security measures to strengthen security regarding electronic payments and prohibiting wallets to link credit/debit cards other than those of the wallet holder; (iv) the Ministry of Commerce established mandatory minimum quality standards for remote care and communication services for suppliers of goods and services (with a
six-month
implementation period), including mandatory telephone assistance per person, online waiting times of no more than 5 minutes, guidelines for collection communications (free debt, mandatory data in letters, etc.), the prohibition of recordings to sell products or collect debts, the requirement to have trained personnel for personalized customer service, the establishment of deadlines for resolution of queries and complaints and the obligation to receive complaints from consumer associations from their official mail boxes, among others; (v) the Good Business Practices Guide on Gender and Diversity was adopted and the Consumer Protection Authority was requested to take all the necessary measures for its implementation, with suppliers of goods and services being invited to join; and (vi) the BCRA prohibited the financing in instalments of purchases made by individuals and legal persons with credit cards of tickets abroad and other tourist services abroad (such as accommodation, car rental, etc.), whether carried out directly with the service provider or indirectly, through a travel agency and/or tourism, web platforms or other intermediaries.
As a result of changes in the resulting framework, since the beginning of the Fernandez administration, banking activity has been more restrictively regulated, with the stated goal of protecting users of financial services.
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
We are exposed to compliance risks
Due to the nature of our activities, we are exposed to certain compliance risks. In particular, we must comply with regulations regarding customer conduct, market conduct, the prevention of money laundering and the financing of terrorist activities, the protection of personal data, the restrictions established by national or international sanctions programs and anticorruption laws (including the US Foreign Corrupt Practices Act of 1977 and the UK Bribery Act of 2010), the violations of which may lead to very significant penalties. These anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we directly or indirectly, through third parties, deals with entities whose employees are considered to be government officials. The Bank’s activities are also subject to complex customer protection and market integrity regulations.
Generally, these regulations require banking entities to, among other measures, use due diligence measures to manage compliance risk. Sometimes, banking entities must apply reinforced due diligence measures, due to the nature of their activities (among others, private banking, money transfer and foreign currency exchange operations), as they may present a higher risk of money laundering or terrorist financing.
Although we have adopted policies, procedures, systems and other measures to manage compliance risk, we are dependent on our employees and external suppliers for the implementation of these policies, procedures, systems and other measures, and we cannot guarantee that these are sufficient or that our employees (5,768 as of December 31, 2021) or our business partners, agents and/or other third parties with a business or professional relationship with us, do not circumvent or violate our ethics and compliance regulations, acts for which such persons or us could be held ultimately responsible and/or that could damage our reputation. In particular, acts of misconduct by any employee, and particularly by senior management, could erode trust and confidence and damage our reputation among existing and potential clients and other stakeholders. Our actual or alleged misconduct in any number of activities or circumstances, including operations, employment-related offenses such as sexual harassment and discrimination, regulatory compliance, the use and protection of data and systems, and the satisfaction of client expectations, and actions taken by regulators or others in response to such misconduct, could lead to, among other things, sanctions, fines and reputational damage, any of which could have a material adverse effect on our business, financial condition and results of operations.
Furthermore, we may not be able to prevent third parties from using our banking network in order to launder money or carry out illegal or inappropriate activities. Further, financial crimes continually evolve and emerging technologies, such as cryptocurrencies and blockchain, could limit our ability to track the movement of funds. Additionally, in adverse economic conditions, it is possible that financial crime attempts will increase significantly.
If there is a breach of the applicable regulations or of our ethics and compliance regulationsor if the competent authorities consider that we do not perform the necessary due diligence inherent to our activities, such authorities could impose limitations on our activities, revoke our authorizations and licenses, or impose economic penalties, all of which could have a significant adverse impact on our business, financial condition and results of operations. Furthermore, we from time to time conduct investigations related to alleged violations of such regulations and of our ethics and compliance regulations, and any such investigation or any related proceeding could be time consuming and costly, and its results difficult to predict.
Finally, the
Covid-19
outbreak has led in many countries to new specific regulations, mainly focused on consumer protection measures. The difficulties associated with the need to adapt our processes and systems to these new regulationsquickly has posed a compliance risk. Likewise, the increase in remote account opening driven in part by the pandemic could increase money laundering risks. Additionally, criminals are continuing to exploit the opportunities created by the pandemic across the globe and increased money laundering risks associated with counterfeiting of medical goods, investment fraud, cyber-crime scams and exploitation of economic stimulus measures put in place by governments exists. Increased strain on our communications surveillance frameworks could in turn raise our market conduct risk.

Argentine corporate disclosure, governance and accounting standards may require us to provide different information than would be required under U.S. standards. This difference could limit investors’ ability to evaluate our business, results of operations and financial condition, and influence investors’ decisions whether to invest in our securities.
The securities laws of Argentina that govern publicly-listed companies, such as us, impose disclosure requirements that are more limited than those in the United States. The Argentine securities markets are not as highly regulated and supervised as the U.S. securities markets. There are also important differences between accounting and financial reporting standards applicable to financial institutions in Argentina and those in the United States. As a result, financial statements and reported earnings of Argentine financial institutions generally differ from those reported based on U.S. accounting and reporting standards.
The Consolidated Financial Statements included in this annual report on Form
20-F
have been prepared in accordance with IFRS-IASB. By contrast, the Bank’s statutory consolidated annual financial statements for the fiscal year ended December 31, 2021 were prepared pursuant to the reporting framework established by the Central Bank requiring supervised entities to submit financial statements prepared pursuant to IFRS-IASB with certain exceptions. We will continue to have differences during the year 2022 between our statutory consolidated financial statements and the financial statements required by IFRS-IASB. We do not intend to report in accordance with IFRS-IASB on an interim basis during 2022. Consequently, our interim financial information for 2022 will not be comparable with the Consolidated Financial Statements and other information contained in this annual report on Form
20-F.
See
“Presentation of Financial Information”
and
“Item 3. Key Information—D. Risk Factors—Risks Relating to the Argentine Financial System and to BBVA Argentina—The Argentine economy qualifies as a hyperinflationary economy under IAS 29. Given that the peso is our functional currency, we apply IAS 29 for periods ending after July
 1, 2018, and our Consolidated Financial Statements and other financial information are presented in terms of the measuring unit current at December
 31, 2021”
.
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
There is uncertainty regarding the possible effects that the tax reform could have in the Argentine economy
Law No. 27,430, modified by the Law of Social Solidarity and Productive Reactivation, established a tax rate of 30% for fiscal years beginning on or after January 1, 2018 and 25% for fiscal years beginning on or after January 1, 2022; with dividends distributed to individuals and beneficiaries outside Argentina on or after such financial years being taxed at a rate of 7% and 13%, respectively.

Law No. 27,630 enacted on June 16, 2021, canceled the generalized reduction of the tax rate for fiscal years beginning on or after January 1, 2022, and introduced the following tax rate system by scales that will be in force for fiscal years beginning on or after January 1, 2021:

•	from Ps.0 to Ps.5,000,000, an amount equal to Ps.0 plus 25% of the surplus of Ps.0;

•	from Ps.5,000,000 to Ps.50,000,000 an amount equal to Ps.1,250,000 plus 30% of the surplus over Ps.5,000,000; and

•	more than Ps.50,000,000, an amount equal to Ps.14,750,000 plus 35% of the surplus over Ps.50,000,000.
The tax rate will be adjusted annually.
Also, the tax rate applicable to dividends on profits generated in fiscal years beginning on or after January 1, 2018 but earlier than January 1, 2021 was set at 7%.
In December 2021, a new fiscal consensus was signed between the national and provincial governments (except the City of Buenos Aires), through which the parties assumed different commitments in tax matters, responsible indebtedness, fiscal responsibility, and certain judicial processes.
As part of this new fiscal consensus, the parties agreed to cancel the obligations assumed in provincial tax matters as part of the fiscal consensus signed on November 16, 2017, September 13, 2018, December 17, 2019 and December 4, 2020, maintaining in force only those obligations which compliance was set forth in the new fiscal consensus, as well as those expressly arising therefrom.
The foregoing could have a material adverse effect on our business, financial condition and results of operations as a result of an increased tax burden.

ITEM 4.	INFORMATION ON THE COMPANY
Recent Political and Economic Developments in Argentina
In 2018, the economic activity, measured by GDP, declined by 2.5% in Argentina due to a severe drought and depreciation of the peso, in a fiscal austerity and very tight monetary policy scenario. Towards the end of September 2018, a new exchange-rate and monetary scheme was announced defining a floating band for the peso and reinforcing the contractionary tone of monetary policy. This scheme was maintained until the end of April 2019, when tensions on the exchange rate increased again, adding to the challenging inflation data, leading the BCRA and the IMF to agree that the BCRA could intervene on the foreign exchange market at its discretion, rendering the floating band just a reference. This scheme controlled exchange rate volatility, in addition to the announcement of a freeze in utility rates, and began a process of inflation deceleration. Meanwhile, in April 2019 the IMF disbursed US$10.8 billion and in July 2019 it disbursed an additional US$5.4 billion. As a result, the disbursed balance increased to US$44.9 billion of the total US$57.0 billion committed in the program signed in 2018.
Primary elections were held on August 11, 2019 leading to an adverse market reaction, declines in the exchange rate and an increasing lack of confidence in Argentine assets. The prices of Argentine government securities fell by 20% while local companies’ shares dropped more than 40% over a few days, while the U.S. dollar exchange rate exceeded Ps.58 which implied a depreciation of almost 30% in just three days. The Central Bank was forced to intervene in the market, with relatively little success.

With access to international and domestic debt markets effectively closed due to, among other issues, Argentine country risk premium reaching 2,500 points, and in order to avoid default, the government decided to reprofile the short-term Argentine sovereign debt, and announced the beginning of a renegotiation with the IMF. The reprofiling measure affected approximately US$9 billion of short-term Argentine-law governed sovereign debt and primarily affected private sector investors.
Due to the strong macroeconomic instability, accompanied by the significant depreciation of the peso, the Central Bank decreed a series of measures aimed at restricting international capital flows. The main ones were the purchase limit of US$10,000 per month and the requirement that financial entities received authorization to pay dividends.
Presidential elections took place on October 27, 2019, and the ticket of Alberto Fernández and Cristina Fernández de Kirchner (“Frente de Todos”) was elected in the first round, confirming the results obtained in the primary elections in the previous August.
In order to avoid an uncontrolled loss of reserves and minimize the volatility of the exchange rate, in October 2019 the Central Bank decreed a tightening of the restriction on the purchase of foreign currency. For individuals, the Central Bank established a maximum limit of US$200 for the purchase of foreign currency per calendar month across all entities authorized to trade in foreign exchange, as well as for purposes of formation of foreign assets, family assistance remittances, and transactions with derivatives.
Alberto Fernández assumed office on December 10, 2019. The first measures of the new administration were aimed at increasing taxes as well as new expenditures benefitting the most vulnerable sectors of the population. These measures were mainly contained in the “Social Solidarity and Productive Reactivation” Law. In addition, in line with the former administration, the government decided to again reprofile US$9 billion of short-term
Argentine-law
governed sovereign debt which had already previously been reprofiled.
In 2019, GDP fell 2.2% while inflation reached 53.8% and the peso depreciated 54.8%.
During the first quarter of 2020, the Fernandez administration started to negotiate with private creditors to restructure the scheduled maturities of public debt. However, on March 19, 2020, the government declared a lockdown in order to prevent the spread of the
Covid-19
pandemic and work on strengthening the health system, all of which had a significant impact on the ongoing debt negotiations and economic activity. The measures adopted by the Executive Branch led to the slowdown or suspension of most non-essential
activities carried out by individuals, which had a significant impact on the economy at the national, regional and global levels, due to the disruption or slowdown of supply chains, coupled with rising economic uncertainty, as evidenced by the increased volatility in asset prices and exchange rates, and a decline in long-term interest rates.
After three months of strict lockdown and a series of unaccepted restructuring offers, Argentina’s credit rating was downgraded to Selective Default, following the default in a coupon payment of US$503 million. However, the government continued to try to reach an agreement with its main creditors.
The Treasury finally reached an agreement with its main creditors on August 4, 2020, obtaining a 93.55% adherence, which ended up being a 99% adherence, thanks to the application of the collective action clauses of the restructured bonds (under which the terms of the restructuring were applied to all bondholders as a result of the level of consensus having reached a 75% threshold). The debt restructuring entailed a significant coupon reduction (from nearly 7% to 3%) with a small capital haircut (less than 2% on average).
This agreement was insufficient to offset the uncertainty resulting from the
Covid-19
crisis that forced the Central Bank to issue pesos in an amount equal to approximately 7% of the GDP during 2020 to cover fiscal needs and mitigate the economic effects of the crisis. The foreign exchange premium, the difference between the official and the parallel exchange rate, rose to 130% in September 2020, and the Central Bank sold US$1,300 million to curb peso depreciation during that month (selling a total of US$4,600 million in 2020). However, after the significant increase of the parallel exchange rate, the government partially eased some of the foreign exchange controls introduced in September and the market responded positively. The foreign exchange premium was reduced to 70% while the loss of international reserves was partially reversed.
The
Covid-19
crisis also affected Argentina’s fiscal balance, which reached a primary fiscal deficit of 6.5% of GDP in 2020, mainly driven by the economic contraction that led both to a decline in tax collection and a rise in public spending. In 2020, GDP fell 9.9% while inflation reached 36.1%.

In 2021, some of the key events in the economy were related to the vaccination plan against
Covid-19.
Although Argentina had obtained contracts with several laboratories, they were delayed in their deliveries due to logistical problems. In the first half of the year, new isolation measures were applied due to the increase in the number of infections. Therefore, the economic recovery (which had started in the second half of 2020) slowed down in the second quarter of 2021. This situation was reversed in June, and vaccination is advancing at an accelerated pace. This resulted in a more rapid reopening of economic activities during the second half of the year, boosting the recovery of GDP in 2021, which increased 10.3%, reaching pre-pandemic
levels.
In 2021 Argentina held
mid-term
elections, testing the Fernández administration, which received only 33.5% of the votes (compared to 48% in the elections held in 2019), while the main opposition coalition obtained 41.9% of the votes. As a result, the Fernández administration lost the majority in the Senate for the next two years, while remaining the largest minority in the lower house of the Congress.
Inflation accelerated from 36% to 50.9% in 2021, while the economy faced constant exchange rate pressures during the year and the premium between the official and the parallel exchange rate exceeded 100% for several months. The Central Bank introduced further exchange market restrictions and import controls during 2021 to curb the depreciation of the peso, which depreciated 23% in the year.
The government and the IMF have agreed a new program that provides for the necessary disbursements to meet the maturities of the agreement signed in 2018. These disbursements are subject to the accomplishment of quarterly targets, which could result in additional exchange rate fluctuations in the coming months.
Economic Data

•	Economic Activity
In 2021, economic activity showed a strong rebound from the decline in 2020. The reopening of almost all activities, coupled with government policies to boost demand led to a GDP growth of 10.3%.
Employment and unemployment also improved compared to 2020. In 2021, employment averaged 42.4% compared to 38.3% in 2020 and unemployment averaged 8.7% compared to 11.4% in 2020.
In 2020, economic activity was significantly affected by the
Covid-19
pandemic. GDP fell 9.9% in 2020 compared to 2019, despite showing a positive trajectory in the second half of the year.
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
In 2021, inflation was 50.9%. The economic activity rebound and the increase of global commodity prices, together with the monetary pressures caused by high fiscal needs, increased inflation towards the high levels experienced in 2019 and 2018. During this period, core inflation, which shows the strength of the inflationary process, was 54.9%.
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

•	Public Finances
The primary fiscal deficit was reduced in 2021. The government began a partial withdrawal of the
Covid-19
assistance package and improved activity levels allowed tax revenues to grow more than expenditures. In 2021, revenues grew 83.0%
year-on-year,
while expenditures grew 50.0%. At the same time, the IMF transferred USD 4,300 million (1% of GDP) to Argentina in the form of SDRs. SDRs are supplementary foreign exchange reserve assets defined and maintained by the IMF. SDRs are units of account for the IMF, and not a currency per se. They represent a claim to currency held by IMF member countries for which they may be exchanged), which in accounting terms is taken as current income, making the deficit even lower. All of this resulted in a primary fiscal deficit of 2.0% of GDP (3.0% without taking into account the effect of the SDRs) in 2021.
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
Economic subsidies grew 105.9% in 2020 and transfers to provinces increased 153.2% as a result of subsidies granted in the context of the
Covid-19
pandemic.
The domestic public sector recorded a primary deficit of Ps.95,122 million in 2019, accounting for approximately 0.44% of GDP, representing a 72.0% decrease compared to 2018.
Primary public spending showed a
year-on-year
37.2% increase while revenues from the public sector increased by 51.4%. Repayment of interest on public debt increased by 86.2% as a result of both an increase in indebtedness and the devaluation on liabilities denominated in foreign currency. The overall deficit reached Ps.819,407 million, accounting for a 12.6% increase compared to 2018.
With respect to spending, in 2019 there was a
year-on-year
12.4% increase in capital spending while direct transfers to economic sectors rose by 20.3%, to partially offset the effect of devaluation on the price of energy. Total welfare benefits increased by 46.6%, operating expenditures increased by 31.6% and transfers from the federal government to the provinces increased by 61.3%.
Tax revenues rose by 48.2% in 2019 primarily due to an increase in revenues from export duties, which increased by 304.6%.

•	External Sector
Trade surplus reached US$14,750 million in 2021, increasing from a US$12,530 trade surplus in 2020, mainly driven by a major rise in commodity prices. Exports amounted to US$77,935 million in 2021, a 42.0% rise compared to 2020, while imports amounted to US$63,185 million in 2021, a 49.2% rise compared to 2020.
In the foreign exchange market, the peso depreciated by 22.1% in 2021, reaching 102.8 Ps/US$ on December 31, 2021. The depreciation of the peso was below inflation every month of 2021.
International reserves were US$39.7 billion as of December 31, 2021, a US$5,2 billion decrease compared to the balance as of December 31, 2020, mainly due to interventions in the exchange rate spot market to mitigate the depreciation of the peso.
Trade surplus reached US$12,530 million in 2020, down from a trade surplus of US$15,990 million in 2019, mainly driven by a steeper decline in exports than imports during the year. Exports amounted to US$54,884 million in 2020, a 15.7% decline compared to 2019, while imports amounted to US$42,354 million, a 13.8% decline compared to 2019, partially offsetting the fall in exports.

In the foreign exchange market, the peso depreciated by 28% in 2020, reaching 82.63 Ps/US$ on December 31, 2020. The depreciation of the peso was in line with inflation. However, the parallel exchange rates were very volatile, and particularly sensitive to money issuances. The Central Bank managed to contain the gap between the official and alternative exchange rates until August 2020, when the official exchange rate started to increase, reaching its peak in October at 130%.
International reserves were US$39.41 billion as of December 31, 2020, a US$5,438 million decrease compared to the balance as of December 31, 2019, mainly due to interventions in the exchange rate spot market to mitigate the depreciation of the peso.
Trade surplus reached US$15,990 million in 2019, a significant reversal compared to the deficit of US$3,823 million in 2018, mainly driven by an increase in exports, which accounted for US$65,115 million representing a 5.7% increase compared to 2018. Exports of primary products increased by 25.1%, with agricultural products, which represented 36.8% of total exports, growing by 4.5% and fuel and energy exports growing by 4.1%, which was partially offset by a 6.8% decrease in exports of industrial products. On the other hand, imports reached US$49,125 million in 2019, a 25.0% decrease compared to 2018. All categories of imports experienced decreases as a result of the contraction of the economy and the impact of the devaluation of the peso. The highest decline was in passenger motor vehicles which decreased by 55.2%.
In the foreign exchange market, the peso depreciated by 58.4% in 2019, and the exchange rate reached 59.90 Ps./US$ as of December 30, 2019. The market experienced three main phases during the year. From the end of 2018 to April 2019, the Central Bank used exchange rate bands, allowing the exchange rate to fluctuate within certain limits, but foreign exchange was very volatile, with the peso depreciating by 16% and the exchange rate reaching 44.01 Ps./US$. At the end of April, the IMF and the BCRA agreed to permit a managed floating exchange rate, which allowed the Central Bank to intervene in order to mitigate the effect of volatile periods. During the three following months, from May to July 2019, the peso fell by 3.2% against the U.S. dollar to 45.40 Ps./US$. However, on August 12, 2019, the primary election result triggered a sell-off
of Argentine assets, causing the peso to depreciate almost 30%.
International reserves were US$44,781 million as of December 31, 2019, a US$21,025 million decrease compared to the balance as of December 31, 2018, mainly due to payments on debt, intervention in the foreign exchange market and a decrease in banks’ legal required deposits due to the drain of deposits in U.S. dollars.
Monetary Policy
President Fernandez took office on December 10, 2019. A week later, the government sent the “Social Solidarity and Productive Reactivation Law” to the Congress, which was passed on December 23 (Law Nº 27,541). Among other measures, the government increased export taxes and levied a 30% tax on foreign exchange purchases for tourism, expenditures abroad, or without specific application. Previously, the Central Bank had established a maximum limit of US$200 for the purchase of foreign currency per calendar month across all entities authorized to trade in foreign exchange, as well as for purposes of formation of foreign assets, family assistance remittances, and transactions with derivatives.
The first quarter of 2020 was significantly affected by a soft monetary policy, which was reflected in the Leliq rate, which decreased from 55% as of January 1, 2020 to 38% as of March 31, 2020. The Central Bank purchased US$659 million of international reserves in the foreign exchange spot market, while the monetary base increased by 15%.
However, the
Covid-19
pandemic impacted an already damaged economy. The Central Bank had to finance the Treasury expenditures by issuing pesos due to the difficulty of accessing the debt market, given the ongoing debt restructuring negotiation. During the second quarter of 2020, the Central Bank issued approximately 50% of the December 2019 monetary base.
Once the lockdown was softened during the third quarter of 2020, the Central Bank started to partially absorb those previously issued pesos, in order to avoid an inflationary acceleration. As a result, the Central Bank’s interest-bearing liabilities grew more than 90% nominally during 2020.
International reserves started to fall in April and May 2020 and, on May 28, 2020, the Central Bank released Communication “A” 7030, which limited the amount of dollars allowed to be bought by private importers, negatively affecting activity levels.
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
The monetary base grew 40% in 2020 compared to 2019, the increase was not higher due to the willingness of the Central Bank to absorb part of the issuance by its interest-bearing liabilities
.
Following the 2020 money issuance, inflation began to accelerate in 2021. Nevertheless, the Central Bank decided to maintain the monetary policy rate unchanged throughout the year, mainly to push the economic recovery. Simultaneously, the Central Bank sought to control the official and parallel exchange rates through interventions and new regulations.
The Central Bank’s interest-bearing liabilities remained above 10% of GDP, while the monetary base rose 34.2% in 2021, as the monetary authority issued nearly 4% of the GDP to finance fiscal needs.
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
Sight deposits grew 61.7% during 2021 while term deposits grew 55.9% with strong growth of the term deposits indexed by the benchmark stabilization coefficient/purchasing power unit (CER/UVA), which grew 189.0% during 2021, in comparison with a 52.5% growth for traditional terms deposits.
Dollar-denominated deposits increased only 1.1% in 2021.
The loans growth performance in 2021, both for individuals and companies, was positive, growing 49.4%, given the lower interest rates and the market need for credit due to the lockdown.

A.	History and Development of the Company
BBVA Argentina, an Argentine corporation (
sociedad anónima
or “S.A.”), was duly incorporated under the name Banco Francés del Río de la Plata S.A. on October 14, 1886. The Bank has registered its office in Avenida Córdoba 111 31st floor, C1054AAA, Ciudad Autónoma de Buenos Aires, Argentina; telephone number
54-11-4346-4000.
The Bank’s agent in the United States for U.S. federal securities law purposes is CT Corporation System, currently with offices at 28 Liberty Street, New York, New York 10005.
BBVA Argentina’s original bylaws were approved on November 20, 1886 by a decree recorded in the Public Registry of Commerce of the City of Buenos Aires, and the last amendment was recorded on October 17, 2019. Pursuant to its current corporate bylaws (“Bylaws”), the Bank will terminate its activities on December 31, 2080, unless this term is extended by the shareholders. On April 24, 2019, the ordinary and extraordinary general meeting of shareholders approved the change of the Bank’s corporate name to “BBVA Argentina S.A.” and the consequent amendment to the Bylaws to reflect the new corporate name. Notwithstanding the foregoing, in response to a BCRA requirement and based on the authorization granted by the shareholders’ meeting, the Board of Directors, at its meeting held on May 28, 2019, decided to adopt the denomination “Banco BBVA Argentina S.A.”. The BCRA through resolution No. 166 dated July 25, 2019 made no remarks on said change of corporate name, which has been duly registered before the Argentine Superintendence of Corporations (“IGJ”). In addition, in the aforementioned shareholders’ meeting amendments to sections 6 and 15 of the Bylaws were approved. Our Bylaws were duly registered before the IGJ on October 17, 2019, under No. 21332 Book 97 of Corporations.
At the ordinary and extraordinary shareholders’ meeting held on April 20, 2021, our shareholders approved an amendment to section 22 of our Bylaws in order to include the possibility of holding remote shareholders’ meetings. This amendment was registered before the Public Registry of Commerce on July 21, 2021 under No. 11156, Book 1037 of Corporations.
The Bank is supervised by the Central Bank, an entity that establishes valuation and accounting criteria, the rules on liquidity and capital requirements as well as the reporting systems of Argentine financial institutions. It is also subject to inspections by the Central Bank, based on which it is assigned a “rating”. See
“Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework”
.
On March 8, 2019, the respective boards of directors of BBVA Argentina and BBVA Francés Valores S.A. proposed the merger of the two companies, and on April 24, 2019, the respective shareholders’ meetings approved the transaction. The merger was registered before the IGJ on August 27, 2021, under No. 13335, Book 104 of Corporations.
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
On March 27 and April 16, 2020, the Board of Directors of BBVA Argentina approved the Bank’s participation in the “Play Sistémico” project, the purpose of which is to develop a payment solution for customers, led by the four main private banks in the market, including us, Banco Macro S.A., Banco Santander Río S.A. and Banco de Galicia y Buenos Aires S.A.U. In accordance with the business plan presented to the Board of Directors, on May 26, 2020, “Play Digital S.A.” was incorporated, a company in which the Bank owns a 10.762% shareholding interest as of the date of this annual report on Form
20-F.
Play Digital S.A. was registered before the IGJ on June 9, 2020, under No. 5995, Book 99 of Corporations.
On May 11, 2021, the Board of Directors of BBVA Argentina approved the Bank’s participation (with a 12.5% stake) in the constitution of a new company called “Openpay Argentina SA”, with the majority shareholder being BBV América S.L., (with a 87.49% stake). The purpose of this new company is to act as a payment service provider, in accordance with the BCRA’s mandated text on Complementary Services for Financial Activity. Openpay Argentina S.A. was registered before the IGJ on May 9, 2021, under No. 7809, Book 103 of Corporations.

B.	Business Overview
BBVA Argentina is a subsidiary of Banco Bilbao Vizcaya Argentaria S.A., its main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including individuals, SMEs, and large companies.
BBVA Argentina’s corporate purpose is to bring the age of opportunities to everyone, executing on our strategic priorities to capture the opportunities of the new era and achieve our goals. BBVA Argentina’s strategy is based on three pillars: (1) differentiation, by improving our clients’ financial health, and helping them transition towards a sustainable future; (2) superior performance, by having operational excellence and reaching more clients; and (3) being an accelerator, which includes the best and most engaged teams and Data and Technology. The institution relies on solid values: “The customer comes first”; “We think big”; and “We are one team”.
Data and technology are the main catalyzers of innovation and operational excellence. We want to be a “data-driven bank” and deliver high quality solutions ensuring reliability and security, while decreasing costs.

The Bank was one of the first companies to be listed on the Buenos Aires Stock Exchange (ByMA), quoting since 1888 (ticker: BBAR). It also has been listed on
Mercado Abierto Electrónico
(“MAE”) since 2018. Its shares in the form of American Depositary Shares (ADSs) have been listed on the New York Stock Exchange (“NYSE”) since 1993 (ticker: BBAR) and on the Madrid-based
Mercado de Valores Latinoamericanos
(LATIBEX) since December 1999 (ticker: XBBAR).
In 2019 the BBVA Group adopted a globally standardized trademark, “BBVA”, in addition to a new company logo. This new identity reflects the BBVA Group’s values, especially “We are one team”, which emphasizes the importance of the people who work within the BBVA Group and their commitment to the BBVA project. In Argentina, the Company was rebranded as BBVA Argentina.
As of December 31, 2021, the Bank had total consolidated assets of Ps.1,030.9 billion, of which Ps.379.0 billion comprised its loan portfolio. Regarding liabilities, the Bank had consolidated total liabilities of Ps.867.9 billion, of which Ps.708.3 billion were total deposits. Total shareholders’ equity was Ps.163.0 billion, on a consolidated basis. Consolidated net profit for the year ended December 31, 2021, was Ps.9.3 billion and for the year ended December 31, 2020 was Ps.15.2 billion.
BBVA Argentina is the third largest privately-owned bank, and fifth largest bank in Argentina in terms of private loans (as of August 2021, on a consolidated basis, as per Central Bank last quarterly available information). As of December 31, 2021, the Bank had 7.2% of total banking system private loans on an unconsolidated basis, and 8.1% on a consolidated basis. Market share as of December 31, 2021 for retail loans (including consumer, mortgage, credit card and secured loans) was 8.1% on an unconsolidated basis and 9.1% on a consolidated basis. Market share for commercial loans (including discounted instruments, overdrafts, financial leases, financing and prefinancing of exports and other loans) as of December 31, 2021 was 6.0% on an unconsolidated basis and 6.8% on a consolidated basis. BBVA Argentina is the third largest local private bank, and fifth largest bank in Argentina in terms of private deposits (as of June 2021, on a consolidated basis, as per Central Bank last quarterly available information). As of December 31, 2021, the Bank had a 7.0% market share of total banking system private deposits.
As presented in this annual report on Form
20-F,
market share data is based on data published by the Central Bank which has not been inflation adjusted. As such, certain information presented in this annual report as adjusted for inflation may not be directly comparable to information published by the Central Bank.
Through its universal banking platform, the Bank provides a broad range of financial and non-financial
services both to individuals and companies throughout Argentina, across all segments of the population, including retail and commercial banking, insurance, asset management, securities brokerage, and investment banking products and services. BBVA Argentina believes the wide range of financial solutions offered to its customers, complemented by unique strategic alliances and partners, as well as the capacity to leverage the BBVA Group’s global expertise, relationships and technological platform, gives it a significant competitive edge compared to other Argentine companies in the financial sector. Such competitive advantages place it in a privileged position to capture opportunities and capitalize on the potential consolidation of a fragmented banking sector.
The Bank manages the following entity-wide business lines:

•
Retail banking
, through which it offers financial services to individuals across all income segments. The Bank’s main retail banking products include checking and savings accounts, time deposits, credit cards, consumer and secured loans, mortgages, insurance and investment products. Despite the Bank’s historically strong presence within the middle-income and affluent segments of the population, its products and distribution channels are designed to attract clients across all client segments. As of December 31, 2021, there were approximately 2.72 million active (defined as a client of at least one product with at least “one movement” in the last 3 months or with a minimum deposit balance) retail banking clients, compared to 2.69 million active retail banking clients as of December 31, 2020. The Bank’s retail banking strategy is focused on growing its client base, expanding its product and services offering, particularly in underdeveloped products and products where it sees potential increase in market share (such as consumer loans), apart from leveraging its technological platform to enhance clients’ banking experience. The Bank’s market share for consumer and mortgage loans as of December 31, 2021, was 5.4% and 2.0%, respectively. In terms of secured loans, the Bank’s market share was 1.9% on an unconsolidated basis and 11.0% on a consolidated basis. In terms of credit card loans, the Bank’s market share was 12.3% and 14.1% for financing and consumption (including Visa and Mastercard active cards), respectively. As of December 31, 2021, 2020 and 2019, we had total loans and advances of Ps.223.0 billion, Ps.239.0 billion and Ps.225.0 billion, respectively, and total deposits of Ps.403.7 billion, Ps.431.1 billion and Ps.413.7 billion as of the same dates, respectively, within this business line.

•
Small and
medium-sized
companies (SMEs),
through which the Bank offers financial services primarily to local private-sector companies. The Bank’s main SME products include financing products, factoring, checking accounts, time deposits, transactional and payroll services, insurance and investment products. As of December 31, 2021, the Bank had more than 55 thousand SME clients. SMEs are a key element for economic growth in Argentina, and the Bank is focused on expanding the number of clients it serves and on being a strategic ally to its SME clients, supporting them with tailored products and transactional solutions, as well as with differentiated customer support through its 243 branches. As of December 31, 2021, 2020 and 2019, we had total loans and advances of Ps.124.8 billion, Ps.120.9 billion and Ps.96.6 billion, respectively, and total deposits of Ps.148.9 billion, Ps.153.3 billion and Ps.140.1 billion as of the same dates, respectively, within this business line.

•
Corporate and investment banking (CIB)
, through which the Bank offers financial services to some of the largest Argentine corporations and multinational companies operating in Argentina. Corporate banking is divided by industry sector: consumers, heavy industries, and energy, providing customized services to large companies. In addition to the products offered to SMEs, corporate and investment banking clients are provided with global transaction services, global markets solutions such as risk management and securities brokerage, long-term financing products including project finance and syndicated loans, and corporate finance services including mergers and acquisitions and capital markets advisory services. As of December 31, 2021, the Bank had more than 700 corporate banking clients, which included substantially all of the largest corporates and multinational companies in Argentina. Within the CIB business line, the Bank is focused on leveraging the deep expertise of its industry-focused relationship executives, supported by the BBVA Group’s global network, to continue to provide bespoke global financial solutions to its corporate client base. BBVA Argentina is focused on being a trusted partner for its corporate clients as they seek to finance investment opportunities, particularly within certain sectors of the economy where investment has lagged, such as telecommunications, energy and infrastructure. As of December 31, 2021, 2020 and 2019, we had total loans and advances of Ps.31.1 billion, Ps.50.0 billion and Ps.79.4 billion, respectively, and total deposits of Ps.155.7 billion, Ps.137.5 billion and Ps.50.4 billion as of the same date, respectively, within this business line.

BBVA Argentina offers its products and services through a wide multiple-channel distribution network with presence in all the Argentine provinces and in the City of Buenos Aires, servicing 2.8 million active clients as of December 31, 2021. This network includes 243 branches (46% rented and 54% owned), which provide services to the retail segment and to SMEs, corporations and institutions. Complementing the distribution network, as of December 31, 2021, there were 15 in-company
branches, seven points of sales (contact points that only offer automated services and sales support, but have no approval by the BCRA to operate as a branch), two points of express support (branches without in-person
customer service), 884 ATMs and 854 self-service terminals (“SSTs”, terminals that allow transactions without the need of a personal code or ID number). As of December 31, 2020, the Bank had 247 branches (54% rented and 46% owned), 15 in-company
branches, seven points of sales, two points of express support, 888 ATMs and 857 SSTs.
The Bank (including its subsidiaries) had a total of 5,863 employees (total active employees including permanent and temporary employees and excluding expatriates) as of December 31, 2021, of which 2,000 were working in the branch network and 3,863 in central offices. This compares to 6,019 employees as of December 31, 2020, of which 2,901 were working in the branch network and 3,118 were working in central offices.
BBVA Argentina has invested in its physical and digital distribution network, making it possible to offer a differential, flexible, convenient banking experience to its customers. In addition, the Bank considers that with the existing distribution structure, it has the necessary reach and scale to facilitate expected growth while improving its operating efficiency, number of customers and products. The following table sets forth information regarding our footprint by province as of December 31, 2021:

	Branches	Points of Express Support	ATMs	SSTs	Points of Sale	In-Company Banks
Ciudad Autónoma de Buenos Aires	79	1	276	257	1	4
Buenos Aires	82	0	339	292	0	9
Catamarca	1	0	3	3	0	0
Córdoba	15	0	34	51	0	0
Corrientes	2	0	9	6	0	0
Chaco	2	0	7	9	0	0
Chubut	5	0	15	14	0	0
Entre Ríos	6	0	15	16	0	0
Formosa	1	0	5	6	0	0
Jujuy	1	0	3	4	0	0
La Pampa	2	0	3	7	0	0
La Rioja	1	0	4	4	0	0
Mendoza	11	0	35	37	0	0

	Branches	Points of Express Support	ATMs	SSTs	Points of Sale	In-Company Banks
Misiones	2	0	6	10	0	0
Neuquén	4	0	14	12	0	0
Río Negro	3	0	10	11	0	1
Salta	2	0	7	12	0	0
San Juan	2	0	10	11	0	0
San Luis	2	0	6	7	0	0
Santa Cruz	3	0	9	7	0	0
Santa Fe	11	0	42	46	0	0
Santiago del Estero	1	0	4	8	0	0
Tucumán	3	1	18	19	1	0
Tierra del Fuego	2	0	9	5	0	0
Total	243	2	883	854	2	14
BBVA Argentina provides an electronic banking service, a modern, secure and functional internet banking platform (bbva.com.ar) and mobile banking apps such as BBVA App and Go App. Within the digital payments offering, the Bank has also implemented NFC technology for its clients’ use.
During 2021, new financial health features have been released within the BBVA App, including “Mi día a día”, a feature that enables users to keep track of their income and expenses along given periods and allows the creation of a customized budget to better control expenses. Another new feature is “Mis otros bancos”, an account aggregation feature that allows the client to monitor all his accounts in the system to enable better financial decisions. BBVA Argentina has been the first bank to release an aggregation feature of this kind in the Argentine market.
MODO (Play Digital S.A.) (“MODO”), a payment solutions app launched together with other Argentine banks at the end of 2020, is now part of the digital offering the Bank has for its clients. This payment platform allows wire transfers and cashless payments through mobile phones allowing users to access their banks’ available promotions. As of December 31, 2021, BBVA Argentina held a 10.39% share of unique users via this app and 12.85% of total operations using MODO. MODO complies with the Central Bank’s interoperable QR regulation, enabling replacement of debit cards.
BBVA Argentina is also gradually transforming its branches into “digital branches”: a combination between human capital and structure facilities to promote client self-service, aiming to digitalize and migrate clients to remote channels. Strategic pillars of these branches include: the mixed roles of customer service staff oriented to guide the client, the availability of digital tools, the limitation of teller service for specific transactions, and the availability of a customer service protocol where the importance of each role and client dynamics are detailed. As of December 31, 2021, BBVA Argentina had 20 “fully-digital” branches (branches where teller services are not available).
As of December 31, 2021, active digital clients reached 2.1 million with a 74.0% penetration over total active clients (2.78 million), versus a penetration of 71.7% as of December 31, 2020. Active mobile clients were 1.77 million, representing a 63.9% penetration as of December 31, 2021, versus a penetration of 59.9% as of December 31, 2020.
In 2021, accumulated retail digital sales measured in units reached 80.0% of total sales (compared to 80.8% in 2020) and represented 60.8% of the Bank’s total sales measured in monetary value (compared to 58.4% in 2020). Digital and mobile transactions (including online and mobile banking, net cash online and mobile, and non-banking
correspondents including MODO) increased 22.6% in 2021 compared to 2020.
Our distribution network is complemented by strategic partnerships. These include LATAM Airlines Group S.A. (which ended in February 2022), Despegar.com.ar S.A., Fravega SACEI, MOVE Concerts Argentina S.A. (MOVE), Oymyakon S.A. (PopArt), Medios y Contenidos Producciones S.A. (RGB Entertainment), En Vivo Producciones S.A., the last four within the entertainment sector. Additionally there are credit card programs with Club Atlético River Plate Asociación Civil and Club Atlético Boca Juniors Asociación Civil, Argentine soccer clubs, La Caja Seguros within the insurance sector, as well as the agreements with automobile companies Peugeot Citroen, Renault and Volkswagen. All of them have allowed the Bank to increase its client reach cost-effectively, and further expand its points of presence while enhancing its value proposition.

Business Strategy and Model
At the end of 2019, the Bank approved its current strategic plan forecasting many of the major global trends that have been accelerated by the pandemic, including the digitalization of all areas and activities, driven by the change in consumer behavior. Apart from the use of digital and remote channels, there is an unprecedented wave of disruption due to changes in technology and data. A true era of opportunity exists on account of new technologies, such as artificial intelligence, cloud processing, quantum computing, blockchain technology, etc., that are transforming the economy and will have a big impact on economic growth and productivity.
The decarbonization of the economy to limit the effects of climate change is the main and most important current business disruption. The challenge of achieving the zero net emissions target by 2050 requires a drastic change in habits and behaviors and the deployment of carbon-free technologies across all industries. This requires unprecedented innovation and investment, which, according to estimates, would amount to 5% of the world’s GDP until approximately 2050.
The acceleration of these trends reaffirms the Bank’s strategy. A strategy that revolves around a single purpose: “making all the opportunities of this new era available for all”. Thanks to innovation and technology, the Bank provides access to products, advice and solutions to its clients to allow them to take better decisions about their finances and achieve their life and business goals.

Guided by this purpose, the Bank’s strategy is centered around six strategic priorities:

1.	Improving our clients’ financial health
The Bank aspires to become a trusted financial partner to its clients to help them improve their financial health, and to give them customized advice using technology and data.
Money management is one of the biggest concerns for people. The Bank wants to help its clients to improve their financial health from two angles:

•	On the one hand, supporting them on the day-to-day management of their finances, helping them to have a better understanding of their income and expenses, managing future needs, saving capacity, etc.

•	On the other hand, advising them on the achievement of their medium and long-term life and business goals.

2.	Helping our clients transition towards a sustainable future
The Bank wants to help its clients with innovative financing and advice solutions in their transition to a more sustainable future, focusing on two areas:

•	Climate Action: Using the necessary resources to face the climate change challenge.

•	Inclusive Growth: Making the investments required to build inclusive infrastructures and to support inclusive economic development in an equitable and fair manner.

The Bank understands its commitment to sustainability not only as a challenge that needs to be urgently addressed but also as an important business opportunity. Specifically, the transition in terms of energy will demand significant investment over the next decades in order to replace fossil fuels with cleaner and more efficient sources of energy. This will have an impact on all industries and the way people move, consume, or manage their homes.

3.	Reaching more clients
Scale is increasingly critical in the banking business. The Bank seeks to accelerate profitable growth relying on its own channels. In this respect, customers pay special attention to the most profitable products and segments, including payments, insurance, asset management, value segments such as SMEs and private banking, as well as Corporate and Investment Banking (C&IB) activities.

4.	Driving operational excellence
The Bank endeavors to offer the best customer experience and is transforming its relationship model to adapt to changes in clients’ behavior. To do this, it facilitates access to its products and services with simple and automated processes. The role of the commercial network is increasingly focused on transactions with higher added value for the customer, redirecting lower added value interactions to self-service channels, reducing unit cost and improving productivity.
The transformation of the relationship model is accompanied by a change in the operational model, which focuses on re-engineering
processes, more automation and productivity improvement, as well as in the speed of time-to-market
of new products and features.
All this while staying focused on risk management, both for financial and non-financial
risks, and the optimization of the use of capital.

5.	The best, most engaged team
The team is a strategic priority for the Bank. A diverse and empowered team, guided by the Bank’s purpose and values, and driven by a talent development model that offers growth opportunities for everyone.

6.	Data and technology
Data and technology are clear strategy accelerators. Advanced analytics capabilities, together with secure and reliable technologies, allow to create distinctive quality solutions.
The use of data and new technologies also enables the generation of increasingly global processes, which can be used in different geographic locations and are easily scalable, reducing the unit cost of processing.
The Bank continues to make progress in developing an increasingly robust security and privacy model (cybersecurity, business processes, fraud and data security).
Goals
With this strategy, the Bank aims to:

•	Work at a larger-scale and be a more profitable bank;

•	Be different and stand out based on its differentiated value proposition; and

•	Continue to lead in terms of efficiency.
In line with its strategic priorities and to closely monitor the degree of progress in their implementation, the Bank has set ambitious financial and business goals for the coming years in terms of efficiency, profitability, creation of value for shareholders, number of clients and delivery of sustainable financing.

Business Lines
Below is an overview of each of our principal business lines and their evolution during 2021.
Retail Banking
BBVA Argentina’s business strategy is based on growing its customer base, expanding the products and services offering related to those products where it sees a potential increase in market share. Another key element for the Bank is to improve the banking experience of each client by leveraging its technological platform.
Retail Banking offers a wide variety of products, such as loans (including personal and secured loans), insurance, asset management, payment solutions, debit and credit cards and time deposits.
Loans

•	Personal Loans
In 2021, the Bank continued to progress on the following improvements that will be implemented during the first months of 2022:

•	The possibility of assigning a rate based on the term of financing for each client was incorporated as a new functionality to the pricing engine.

•
Optimization of the personal loans sales engine (Funnel). This includes a more intuitive and informative platform that will provide an improved user experience by providing the necessary tools to allow customers to self-manage their loans.

•	Journey automation. This allows monthly planning of communication and commercial actions planned for the product.
In addition, BBVA Argentina seeks to drive its customers’ growth by helping companies and entrepreneurs with subsidized loans.

•	Secured Loans
During 2021, the car market was restrained by economic fluctuations and, mainly, by lack of stock. However, BBVA Argentina, along with its related companies, continued to lead the automobile-related loan segment with a 44% share in the new cars segment and an 8% share in the used cars segment.
In the motorbikes segment, a segment in which the Bank is a pioneer, the Bank continued to enter into important alliances with manufacturers and importers, financing approximately 3,600 units, representing 78% of the total of secured loan transactions.

In 2021, the Bank began, as part of its global strategy focused on sustainability, to finance the sale of hybrid and electric cars at promotional rates.
Insurance
The challenges posed by the health crisis during 2020 remained in 2021. As a result, we maintained alternative
e-mail
acceptance schemes for insurance proposals sent to clients. Promotional offers for new policies taken out via online banking remained throughout the year, including discounts of up to 50% for the first three installments of BBVA Seguros’ products, and up to 30% for the first six installments in car insurance, which helped sustain activity levels.
One of the most relevant initiatives of 2021 was the agreement with Grupo Generali’s La Caja Seguros insurance company (“Generali”). The agreement provides for co-insurance
between Generali and BBVA Seguros with several types of property risk insurance (car, home, comprehensive trade, school, co-owners’
associations, health and bicycles), to increase both the quality and quantity of sales and services, as well as to improve customer experience. The agreement includes large disbursements by Generali in terms of commissions and premiums to the Bank, acting as a substitute agent for Generali and BBVA Seguros, as well as for investments in systems and processes to provide new products and services to clients.
Additionally, 2021 was a year of recovery in terms of sales volumes. Home, life and hand-held devices insurance grew significantly. In turn, there was a decrease in the volume of products in the mid and low range in terms of relative value. On the digital sales side, several new products were added in 2021, including life, bicycle, motor scooter, personal accidents and senior personal accidents.
Progress was also made in optimizing the purchasing flows of home and car products. This has all contributed to an increase in online sales above 9%. The table below shows the number of policies by type of insurance as of December 31, 2021.

Insurance Sales	2021 Number of policies
Homeowners	37,717
ATMs	36,342
Handheld devices	30,699
Life	23,264
Unemployment	16,170
Personal Accidents	16,132
Car	15,801
Handbag Protection	8,136
Purchase Protection	2,664
Comprehensive	2,389
Laptops	352
Other	2,641
Total	192,307
Asset Management
The table below shows the amount of total equity under management accrued as of December 31, 2021 and the variation with respect to 2020.

Asset Management	Amount accrued as of December 31, 2021 in million of Pesos	Year-on-year changes
		In million of Pesos	As a %
Total equity under management	199,306.96	48,406.53	+32.08%
Equity under management in time-deposits funds	175,809.97	31,057.75	+21.46%
Equity under management in market mutual funds	23,496.99	17,348.78	+282.18%
Equity under management in market mutual funds– Fixed income funds	21,030.77	17,241.64	+455.03%

As of December 31, 2021, the Bank had 15 mutual funds under management registered with the Argentine Securities Commission (CNV).

Fund	Status

FBA Renta Pesos, FBA Bonos Argentina FBA Ahorro Pesos, FBA Renta Pública I, FBA Renta Fija Plus, FBA Renta Mixta, FBA Calificado y FBA Acciones Argentinas	These funds are operating normally. Subscriptions and redemptions in Pesos are allowed.

FBA Horizonte, FBA Horizonte Plus, FBA Bonos Globales, FBA Retorno Total I and FBA Acciones Latinoamericanas	Only redemptions are admitted. Subscriptions were suspended in mid-April 2020 as a preventive measure to mitigate market fluctuations and protect investors’ interests in these funds.

FBA Gestión I and FBA Renta Fija Local	These mutual funds are not open for subscription or redemptions. The Bank is awaiting the right time to market them.
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
In addition to the new features of this virtual wallet created in 2020, we added a feature to make payments via transfers, and work is being done to enable payments via QR code for business accounts.
Debit and Credit Cards
The Bank seeks to provide opportunities to the entire community. To do this, in 2021 it launched a rechargeable card for Ps. 1 as a solution for those who do not have access to credit cards. After 3 months of good credit performance, users have access to a credit card 33,000 cards were issued in 2021.
The Go app was redesigned to include access by biometrics to allow user access with no username or digital key. The Bank wanted to make it easy to use, with different means of payment and access to cards management. Exclusive content and promotions were created, providing customers with an improved experience and rewards.
Also, the Shop’s Online store was enhanced to offer exclusive discounts every day, with recurring promotions for different industries and engaging proposals. Work is being done to redesign the store to improve user experience.
With LATAM going out of business in the country in 2020, the customer loyalty strategy was redesigned, with rewards that were adequate for the various segments. Classic clients started accumulating points in the new BBVA Points Reward program, through an exclusive website operated by Despegar, the largest tourism agency in Latin America. For the Premium and Premium World segment, the LATAM Pass program was maintained, subject to the same conditions as previous years, offering exclusive discounts and rewards.
Additionally, the Bank considered it important to offer a new tool for clients to feel unique and valued and provide them with the best experience a customer loyalty program can provide, which led us to start using the Tokio tool to allow customers to earn points that can be redeemed for different products and services unrelated to hospitality.

•	Credit Card Spending

BBVA Argentina managed to become a market guide with its biweekly credit and debit card spending indicator report. The indicator provided a forecast for the recovery of economic activity following restrictions due to
Covid-19
in 2020.

•	Merchant Acquisition
The Bank improved the process for the registration of merchants and terminals for in-person
channels. In addition, the Bank facilitated a way to measure business objectives by providing merchants with all the sales methods available for each process.
In 2021, the Bank added 62,958 merchants and reached an operating volume of Ps. 129,218 million. It also began the development of the Openpay payment services provider, a cash payments processing platform.

•	Gourmet Route, a tour of Argentine flavors with a sustainable commitment
Gourmet Route was born eight years ago to create a bond between the Bank and its customers. With more than 8,000 kilometers and 30 cities visited, BBVA Argentina once again tours the country with the Gourmet Route, a gastronomic journey that revalues regional flavors, recognizes local entrepreneurs and shares recipes using their products. This edition featured one of the country’s most prestigious chefs and a renowned entrepreneur, Christian Petersen. Throughout six chapters, Petersen visited food producers in Córdoba, Mendoza, Bariloche, Entre Ríos, Jujuy and Mar del Plata. In this way, the Bank contributes to the visibility of sustainable food, bringing businesses and landscapes closer to a larger public and contributing to the growth of the economies of each of these regions. The series is now available on BBVA Argentina’s YouTube channel.
Time Deposits
In 2021, the Bank had continuous business initiatives by sending weekly
e-mails
with an active advertising campaign both for customers and
non-customers,
with the aim of increasing time deposits sales. Digital sales remained at 98% and the stock of retail time deposits increased by 50%, from Ps. 84,000 million as of December 31, 2020 to Ps. 125,000 million as of December 31, 2021.
Small and
Medium-sized
Companies (SMEs)
BBVA Argentina provides services and products that allow its customers and businesses to grow, regardless of their size and industry. The Bank offers advice services on the best financial options for each client.
2021 Highlights

Customer Growth
During 2021, the number of new customers grew 70% compared to 2020, as a result of the following actions:

•   Deeper synergy among the retail network’s business associates and the corporate business.

•   Kickoff of digital sales processes.

•   Commercial campaigns with associated value offers such as fee waived accounts, awards, cashback, and preferential rates.

•   Inclusion of cross sell and attrition analytics.

Self-service
We increased our efforts in the digitalization of our business. For the first time, we focused on the acquisition of customers through alternative channels, pre-approved
ratings, and the enhancement of existing products through the Foreign Trade and Cash Management factories, to customize them to businesses’ needs. In 2021, more than 75% of the new check discounting transactions were completed through digital channels, with 60% of that product stock being comprised by fully digital transactions.

Market Share	In 2021, in relation to financial assets, the focus was on customers’ RORC. This was primarily due to the fact that, amidst a context of regulated rates and special credit facility programs, in which state-owned banks obtained significant benefits, it was very important for asset placements to be mainly oriented to customers with cross sell potential. Our market share did not increase in 2021; however, our portfolio grew by 41% compared to 2020.

SMEs
BBVA Argentina believes that the SMEs segment is a key economic growth driver in Argentina. Therefore, BBVA Argentina offers financial services primarily to local private sector companies and individuals engaged in business activities. The Bank seeks to expand its customer base and to become a strategic partner to its customers, supporting them with tailored products and transactional solutions, as well as with a distinct customer service through its branch network.
The main products for this segment include financing products, factoring, checking accounts, time deposits, transactional and payroll services, insurance and investment products. In 2021, the Bank focused on offering credit ratings for working capital financing products to this segment’s customers and non-customers.
On the other hand, the Bank developed communication campaigns in the media, social networks and Internet, and also events to advertise its value offering targeted at the SMEs segment.
During the year, BBVA Argentina pursued the following strategies to increase its customer base:

•	Digital sales through its public website, supported by an advertising campaign.

•	All of the Bank’s executives were incentivized to retain corporate customers.

•	Retention actions with the collaboration of the analytics team.
Sustainable Products

In 2021, BBVA Argentina strived to identify opportunities for the origination of sustainable products. Together with BBVA’s Global Sustainability Office, the Bank created the Sustainable Agribusiness Standard consisting of a document for the agricultural sector specifying which activities can be financed within the framework of sustainable activities. Locally, three agricultural appropriations were incorporated to the Global Standard, thereby fulfilling 70% of the budget.
Foreign Trade
In 2021, the Bank created the Foreign Trade Digital Factory, a multidisciplinary team comprised by several areas, including Business, Products, Commercial, Regulatory, Operations, Systems and Processes. Amidst significant volatility in foreign exchange regulations, the Foreign Trade Digital Factory delivered a decision-making structure for the foreign trade product, supported by B2B system developments, in order to provide solutions to trade in the foreign exchange market. The Foreign Trade Digital Factory delivered 27 proprietary projects and participated in 14 Single Development Agenda initiatives.
As a result of these efforts, BBVA Argentina recorded import flows in the amount of US$6,611 million in 2021 (a 39% increase compared to 2020) and export flows in the amount of US$7,803 million (a 9% increase compared to 2020). Earned commissions totaled US$18,400,000 in 2021. As of December 31, 2021 the stock of our financial portfolio amounted to US$163,885,428, with a financial margin of US$3,800,000 and a 6.31% financing share in the financial system.
Agricultural Business
In 2021, the Bank completed a special customer
sub-segmentation
effort within the Agribusiness segment by product into agribusiness customers and prospects.
During a substantial part of 2021, activity was affected by restrictions on agricultural producers to take subsidized rates. This was offset by the end of the year with indebtedness borrowed through the Agro card.
The main actions within this segment included card limit upgrades and the inclusion of the pre-harvest
concept within the risk insurance policy.

As a result, the contribution of the agricultural business line of business rose to 37% of the SME portfolio (composed of collateral loans, checks and leasing) in 2021 compared to 39% in 2020. 150 new customers were engaged, reaching a total of 7,173, with an assets’ portfolio (composed of collateral loans, checks and leasing) of over Ps.33 million.
Transactional Products
This line of business includes collection and payment products. Collection products include:

•
Collections: Receipt of deposits on behalf of corporate customers across the Bank’s branch network, smart SSTs, enabled webs and non-banking
entities, making reconciliation easier by means of online information.

•	Direct Debit: A collection mechanism allowing corporate customers to arrange automatic debits from their accounts with BBVA Argentina or other banks.

•	PMC: A collection service available through Banelco ATM network and/or Internet, “pagomiscuentas.com.ar”.

•
DEBIN: A payment method that uses an instant transfer mechanism to and from accounts, upon the seller’s previous request and with the buyer’s authorization. It is available for debits in pesos and U.S. dollars.

In 2021, the Bank completed 2.5 million collection transactions, representing Ps.1,084,179 million. Earned commissions as a result of these transactions amounted to Ps.1,582 million.
Payment products include:

•
Payments to Suppliers: Payments from a business to its suppliers. To enable the service, the business delivers payment instructions to the Bank by Net Cash, through which the business will also receive daily payment status updates and will be able to monitor them, by reconciling the accounting information in their management system. The Bank completed 4.04 million transactions in 2021, representing Ps.683,158 million. 69% of these transactions were digital.

•	Tax Payments (AFIP): A web-based payment tool through which customers can pay taxes, customs duties and social security contributions on line, pursuant to applicable laws and regulations.

•
Transfers: A transaction whereby an individual or legal entity orders the Bank to debit funds from one of his accounts and credit them to another account owned by that individual or legal entity or a third party at BBVA Argentina or at other entity, through electronic banking (NetCash or InterBanking).

Corporate & Investment Banking (CIB)
Through our corporate and investment banking business we offer banking services to approximately 815 multinational companies and local private-sector and state-owned enterprises. In terms of assets, as of December 31, 2021, the loan portfolio for CIB amounted to Ps.49.72 billion, a 8.09% decrease compared to 2020, and deposits for CIB amounted to Ps.114.40 billion, a 169% increase compared to 2020.
We leverage the BBVA Group’s global presence and interconnected structure covering the corporate business line across the globe. Our corporate and investment banking products include checking, savings, time deposits and bilateral loan products that allow for structured finance for our global clients. In addition, as part of our investment banking services, we offer advisory services on mergers and acquisitions and initial public offering and corporate- and project financing. In Argentina we cover local clients, including large and medium-sized
companies, and large international clients. Our clients also include institutional and governmental clients including pension funds, insurance companies and banks.
Through our treasury unit we also offer trading services, and we are also engaged in capital markets, money markets and foreign exchange markets, brokerage services in connection with fixed-income securities, derivatives, leasing and trust services.
BBVA Argentina continued to enjoy a leading position in the Argentine wholesale segment with notable performance both in the credit business and transaction-based banking services. In 2021, CIB was focused on the achievement of its strategic goals, including, among others, leadership in both Corporate Banking and Investment Banking, optimization of capital allocation and increasing cross-selling margins. The Bank is working to attain these goals through increased business consolidation, process efficiencies and the establishment of long-term relationships with customers.

The following describes the four main business areas within CIB.
Global Finance
This area provides credit solutions across the entire value chain, including advice, structuring and financing, with a wide range of products. This area is divided into Project Finance and Global Lending.
Global Transaction Banking
This area provides front-office services to companies to allow them to manage working capital by means of financing instruments denominated both in pesos and dollars. It also provides products for cash management and transaction products through multiple channels: Transaction Platform, Electronic Banking (BBVA Net Cash), Personal Attention, Direct Channels, SWIFT and Mobile Banking. Global Transaction Banking is divided into Working Capital, Cash Management, Client Resources, and Trade Finance and Correspondent Banks. Global Transaction Banking has been focused on becoming a well-established leader in financing both in pesos and dollars.
Global Markets
This area is responsible for providing services related to origination, structuring, distribution and risk management of market products. Global Markets is divided into Foreign Exchange, Fixed Income and Credit (Debt Capital Markets).
Corporate Finance
In Equity Capital Markets, Corporate Finance is in charge of meeting client’s needs related to the securities markets, with focus on developing customized solutions for companies to enhance their value. Services include Initial Public Offerings (IPOs), capital increases with or without rights, accelerated placements, convertible notes, flexible dividends, treasury shares and public offerings for withdrawal of outstanding shares from public offering (PTOs).
Corporate Finance also provides advice on Acquisitions, Divestments and Mergers, both for registered and privately-owned companies, to help them attain their strategic goals. In addition, it works on matching private equity (financial or strategic partners), valuation reports and fairness opinions, advice on acquisitions and privatizations.
Loans and advances and deposits by business lines
The following table sets forth the relative proportions of loans and advances (net of allowance for loan losses) and deposits attributable to our principal business lines during the last three years.

	Financial assets at amortized cost - Loans and advances
	December 31, 2021		December 31, 2020		December 31, 2019
	(in thousands of pesos, except percentages)
CIB	31,126,043	8.21%	50,040,325	11.86%	79,362,787	19.79%
Small and medium-sized companies	124,849,542	32.95%	132,951,912	31.50%	96,650,693	24.10%
Retail banking	223,019,522	58.84%	239,018,603	56.64%	224,963,774	56.11%

Total	378,995,107	100.00%	422,010,840	100.00%	400,977,254	100.00%

	Financial liabilities at amortized cost - Deposits
	December 31, 2021		December 31, 2020		December 31, 2019
	(in thousands of pesos, except percentages)
CIB	155,726,497	21.98%	137,516,724	19.05%	50,401,162	8.34%
Small and medium-sized companies	148,926,306	21.02%	153,270,958	21.23%	140,061,126	23.18%
Retail banking	403,683,382	57.00%	431,050,163	59.72%	413,661,538	68.48%

Total	708,336,185	100.00	721,837,845	100.00%	604,123,826	100.00%

Information Technology
Our IT area is responsible for our systems operation and availability as well as data security and integrity. Our main data center and our disaster recovery and back-up
center are located in Buenos Aires, Argentina. Our modern technology platform is interconnected with the platform of the BBVA Group, which enables us to provide seamless coverage to our customers.
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
We have implemented multiple controls to respond to the new threat of cybersecurity, based on a comprehensive, multi-faceted security framework that includes people, technology, processes and procedures.
Intellectual Property
In Argentina, ownership of trademarks can be acquired only through a validly approved registration with the National Institute of Industrial Property (
Instituto Nacional de la Propiedad Industrial
, or “INPI”), the agency responsible for registering trademarks and patents in Argentina. After registration, the owner has exclusive use of the trademark in Argentina for ten years. Trademarks registrations can be renewed indefinitely for additional ten-year
periods, if the registrant proves that it has used such trademark within the last five years.
We have several trademarks, most of which are brand names of our products or services. All our material trademarks are registered or have been submitted to INPI for registration by the BBVA Group or us.

C.	Organizational Structure
Banco Bilbao Vizcaya Argentaria, S.A. (BBVA)
As of December 31, 2021, BBVA owned 66.55% of our capital stock.
BBVA is a global financial group, organized in six operating segments: (i) Spain; (ii) the United States; (iii) Mexico, (iv) Turkey; (v) South America; and (vi) Rest of Eurasia. In addition to the operating segments referred to above, the BBVA Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the BBVA Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the BBVA Group’s overall capital position; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles. Some of the benefits we receive from the BBVA Group are:

•	sharing of technology;

•	development of new banking products that have been customized for the Argentine market;

•	leveraging BBVA’s global client relationships to serve those clients operating in Argentina; and

•	BBVA’s participation in BBVA Argentina as a shareholder is both long term and strategic.

Subsidiaries and investees of BBVA Argentina
The following chart reflects our subsidiaries as of December 31, 2021:

(1)	Undergoing liquidation proceedings.
The following information is related to our subsidiaries, joint ventures and associates as of December 31, 2021:

•	Subsidiaries

Subsidiary	Country of Incorporation/ Residence	BBVA Argentina Ownership and Voting Power (in percentages)	Principal Activity	Shareholders’ Equity (in thousands of Ps.) (1) (2)
PSA Finance Argentina Cía. Financiera S.A.	Argentina	50.00%	Financial institution	2,352,748
BBVA Asset Management Argentina S.A.U.	Argentina	100.00%	Investment fund manager	1,766,532
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Argentina	53.89%	Pension fund manager	36,591
Volkswagen Financial Services S.A.	Argentina	51.00%	Financial institution	4,108,620

(1)	Total shareholders’ equity as of December 31, 2021.
(2)	Statutory shareholders’ equity, adjusted for purposes of consolidation so as to apply an accounting criterion uniform with that of BBVA Argentina, if applicable.
Below is a description of our subsidiaries:

•	PSA Finance Argentina Compañía Financiera S.A.
The share capital of PSA Finance Argentina Compañía Financiera S.A. (“PSA Finance”) is held, in equal parts, by BBVA Argentina and Banque PSA Finance, a company related to the PSA Peugeot Citroën Group, based in France.
PSA Finance is primarily engaged in granting secured loans for the purchase of new Peugeot, Citroën and DS vehicles, as well as in arranging financial lease agreements. PSA Finance is also engaged in financing the purchase of second-hand vehicles to customers referred by networks of the aforementioned brands’ official dealers, and in supplying other financial products and services associated with the purchase, maintenance and insurance of vehicles, within the territory of the Argentine Republic. Additionally, the company has recently entered into a business known as “floor plan,” which consists of financing the vehicle stock to the official network of Peugeot, Citroën and DS dealers in Argentina.
The car industry ended 2021 with 356,000 car registrations in Argentina, which accounts for a 9.88% increase in year-on-year
terms.
2021 was a complex year. The uncertainty and volatility prevailing in Argentina added up to an already competitive market that offers a broad range of financing alternatives and an inflation rate of 50.94% negatively impacting customers’ purchasing power.

In 2021, PSA Finance’s lending level experienced a 12.60% decline compared to 2020. The year 2021 was marked by intense activity for the Peugeot, Citroën and DS brands, in terms of retail finance launches, advertising actions and rebates, seeking to attract customers and complete more sales.
PSA Finance attained a 16.70% share in Peugeot, Citroën and DS car registrations (measured in terms of financing of brand-new
cars), which accounts for a 6 percentage point decline relative to 2020.
During 2021, PSA Finance financed a total of 7,540 transactions, including personal and secured loans for new and second-hand vehicles and vehicle leases, which is equivalent to Ps.6,088 million. There was a 34% increase in total financed transactions compared to 2020. PSA Finance financed a total of 16,878 units to the network of dealers, equal to Ps.51,485 million.
As of December 31, 2021, the retail customer portfolio was comprised of 18,706 customers and valued at Ps.6,939 million, while the wholesale portfolio was valued at Ps.4,893 million and consisted of 1,088 financed units.
As to the product offering, in 2021 PSA Finance continued working jointly with the brands Peugeot, Citroën and DS in the development of exclusive and distinct financial products, targeted at certain vehicles.
PSA Finance also maintained an active and competitive product offering, with ongoing commercial efforts from the dealer network.
In 2021, activity levels rose in the automotive industry, including a broad financing offering. However, PSA Finance saw a decline in the volume of retail contracts compared to 2020, offset by an increase in financing activities to the network of dealers. Against this backdrop, PSA Finance’s net income reflected an increase compared to 2020, as a result of the following factors:

•	Operating income aligned with the growth of the financed portfolio.

•	Limited increase in administrative expenses vis-a-vis inflation.

•	Lower income tax expense due to the inflation adjustment for tax purposes and change in the tax rate applied to deferred tax assets.
As a result of all the aforementioned factors, net income from financial intermediation activities amounted to Ps.1,795.6 million in 2021. Considering other profits and losses, as well as the inflation adjustment, PSA Finance´s income before income tax in 2021 amounted to Ps.25.1 million, while net income for the year, after income tax, amounted to Ps.11.9 million.
During 2022, PSA Finance expects to continue to pursue its sales strategy, encompassing financing promotional actions jointly with Peugeot, Citroën and DS, which have proven successful for several years now. Under this business model, PSA Finance is able to concentrate more than 90% of all financing arrangements granted to networks of dealers for the purchase of brand-new
and second-hand vehicles. PSA Finance expects to continue working under this model, and further boost this joint action.
PSA Finance expects to continue to support ongoing digitilization, which is key to the mission of efficiently reaching a customer profile which continuously changes its purchasing behaviors, to choose new technologies to stay abreast of the news and compare products. In this regard, PSA Finance expects to continue to develop tools that help customers borrow their first loan by means of several digital platforms, which started to be successfully implemented in 2019 and which continued to evolve in subsequent years. PSA Finance believes this approach will provide it with a strong competitive position. Therefore, digital growth is expected to remain one of its main goals in 2022.

•	BBVA Asset Management Argentina S.A.U.
During 2021, the mutual fund sector in Argentina continued to grow. According to preliminary data gathered by the Argentine Chamber of Mutual Funds (CAFCI, for its Spanish acronym), at year-end,
assets under management industry-wide were 23.25% higher than at the end of December 2020.
Growth was led by several segments (time deposit funds, market mutual funds and fixed income funds) which, as of December 31, 2021, recorded an increase in assets of 25.30%, 22.59% and 32.09%, respectively, compared to as of December 31, 2020.
As of December 31, 2021, equity under management by BBVA Asset Management Argentina S.A. (“BBVA AMA”) amounted to Ps.199,306.96 million, equivalent to an increase of 32.07%, or Ps.48,400.33 million, compared to 2020.

The breakdown of equity under management as of December 31, 2021 was as follows:

Name of investment fund	Millons of pesos
FBA Renta Pesos	175,774.87
FBA Renta Fija Plus	16,660.73
FBA Ahorro Pesos	3,045.08
FBA Calificado	908.95
FBA Bonos Argentina	788.44
FBA Acciones Argentinas	718.05
FBA Acciones Latinoamericanas	527.46
FBA Horizonte	368.96
FBA Renta Mixta	291.65
FBA Bonos Globales	118.67
FBA Gestión I	35.10
FBA Renta Publica I	26.61
FBA Horizonte Plus	20.18
FBA Retorno Total I	20.13
FBA Renta Fija Local	2.08

Total	199,306.96

According to the interim asset ranking compiled by the CAFCI, BBVA AMA’s share in the overall mutual funds market was 5.53%, ranking fourth among competitors.
Within the category of time-deposit mutual funds, at December 31, 2021, BBVA AMA recorded assets under management in the amount of Ps.175,809.97 million, up by Ps.31,057.76 million, or 21.46%, compared to 2020.
On the other hand, within the market mutual fund sector, BBVA AMA grew 282.18% during 2021, or Ps.17,348.78 million in nominal terms. At year-end,
total assets under management in respect of these funds amounted to Ps.23,496.99 million.
Fixed income funds experienced the most significant increase in assets, up by Ps.17,241.64 million (+455.03%) in 2021, to reach Ps.21,030.77 million.
During the year, BBVA AMA generated commissions in the amount of Ps.1,877.69 million, up by 193.29% compared to 2020.
As at December 31, 2021, BBVA AMA had 15 mutual funds under management registered with the CNV.
To date, the status of the funds under BBVA AMA’s management is as follows:

•
FBA Renta Pesos, FBA Renta Fija Plus, FBA Ahorro Pesos, FBA Calificado, FBA Bonos Argentina, FBA Acciones Argentinas, FBA Renta Mixta and FBA Renta Pública: These funds are operating normally. Subscriptions and redemptions in pesos are allowed.

•
FBA Acciones Latinoamericanas, FBA Horizonte, FBA Bonos Globales, FBA Horizonte Plus and FBA Retorno Total I: Only redemptions are admitted. In this respect, subscriptions were suspended in mid-April
2020 as a preventive measure to mitigate market fluctuations and protect investors’ interests in these funds.

•	FBA Gestión I and FBA Renta Fija Local: For the time being, these mutual funds are not open for subscription or redemption, and BBVA AMA is awaiting the right time to market them.
Like in previous years, and looking forward, BBVA AMA expects to closely monitor the changes in international economic and financial conditions, and the development of the currency market, the performance of crude oil and other commodities prices, the evolution of the pandemic, the coping measures adopted by governments and, finally, the changes in economic trends and their impact on productive sectors.

BBVA AMA also expects to monitor activity levels, inflation and the exchange rate, as well as public indebtedness and expenditures. Similarly, the adopted policies concerning public indebtedness and the new program with the IMF are also expected to have a significant effect on BBVA AMA’s operations.
Looking to 2022, mutual funds are expected to constitute an efficient alternative for investors at the local level. In this regard, BBVA AMA will continue reshaping and developing products tailored to customers’ demands, ensuring an offering that is suitable to the prevailing market conditions and improvements in investors’ risk management.

•	Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)
On December 4, 2008, Law No. 26,425 was enacted, providing for the elimination of the capitalization regime that was part of the Integrated Retirement and Pension System, and its subsequent merger into and replacement with a single pay-as-you
go system named Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the ANSES is now the sole and exclusive owner of those assets and rights.
Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension funds managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end.
Based on the foregoing and taking into consideration that it was impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, had its shareholders, gathered at a unanimous general and extraordinary shareholders’ meeting held on December 28, 2009, approve its dissolution and subsequent liquidation effective as of December 31, 2009, based on the best interests of the company’s creditors and shareholders. Furthermore, in compliance with the terms of Argentine Companies Law, the shareholders’ meeting appointed Mr. Gabriel Orden and Mr. Rubén Lamandia, both of them certified public accountants, as liquidators of Consolidar A.F.J.P. S.A. Since December 31, 2009, they have assumed the role of the company’s legal representatives. To date, they are taking all necessary actions leading to the liquidation of Consolidar A.F.J.P. S.A.
In this regard, on January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. and the list of designated liquidators were registered with the IGJ.
In addition, on October 19, 2009, the general extraordinary shareholders’ meeting of Consolidar A.F.J.P S.A. approved a voluntary reduction of the company’s capital stock by Ps.75 million. The IGJ approved such capital reduction on January 11, 2010 and on January 19, 2010, capital contributions were transferred to the company´s shareholders pursuant to the aforementioned capital stock reduction.
BBVA Argentina, as shareholder, asked Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) to give notice to the Argentine Ministry of Economy and Public Finance and to the ANSES, of its intention to engage in discussions, under the terms of Law No. 26,425, to find one or more remedies to redress the consequences from the events occurred after the enactment of such Law. Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) gave such notice on June 11, 2010.
On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed a complaint for damages against the National Government and the Ministry of Labor, Employment and Social Security, which was heard by the Federal Court of Original Jurisdiction in Administrative Matters No. 4, Division No. 7, under File No. 40,437/2010. Such complaint was ratified by BBVA Argentina in its capacity as majority shareholder of the company. On July 15, 2011, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) and BBVA Argentina made a filing with such court to expand the scope of the complaint for the assessment of damages. On March 9, 2012, such court ordered that notice of the complaint be served upon the National Government.
On May 13, 2013, the intervening court resolved to initiate the trial period, upon which the company started to produce the pertinent testimonial, documentary, and expert evidence. On May 28, 2013, the company filed its witnesses’ question sheets and testimony.
On July 1, 2021, a judgment was rendered on the case dismissing the complaint. A motion for appeal was filed against the judgment, which was granted by the court and is ready to be heard by the Court of Appeals.

On September 30, 2021, notice was served that the case would be heard by Panel I of the Federal Court of Appeals in Administrative Matters, where the appellant was required to file the basis of his appeal. Such filing was made on October 12, 2021. Then, on October 14, 2021 the Court of Appeals ordered that notice of the basis of appeal brief be served upon the National Government.
On October 22, 2021, the Court of Appeals considered that the National Government had answered the service of notice, and ordered that the record of the case be submitted for final judgment.

•	Volkswagen Financial Services Compañía Financiera S.A. (“VWFS”)
VWFS is primarily engaged in the business of granting secured loans and financial leases for the purchase of new Volkswagen cars and of offering wholesale financing to VW Group’s dealers for the purchase of cars from the manufacturer. VWFS is also engaged in financing the purchase of second-hand vehicles and in providing financed maintenance, all within the territory of the Argentine Republic.
In 2021, the automotive industry saw an 11.5% increase in registrations compared to 2020, despite the restrictions on imports and as a consequence of the reopening and recovery of the local economy. In this sense, as a result of the conditions generally prevailing in the financial market, there was an increase in the percentage of units financed through secured loans market-wide, up from 36% in 2020 to 37.2% in 2021.
The VW Group’s rank in terms of car registrations dropped to third in 2021, due to the fact that its business model was particularly affected by import restrictions. After 17 years, the VW Group lost its market leader position with a 6.2% decline compared to 2020, as opposed to the improvement experienced by the market as a whole. In 2021, the percentage of financed units was 17.6%, compared to 17.9% in 2020.
In the retail business, VWFS increased its share in the sale of VW Group’s financed units by 1.8 percentage points., to 83.4% (including trucks), while also increasing its share in VW Group’s total sales by 0.3 percentage points, to 14.7%. The foregoing was the result of the strong cooperation between the brand and the VW Group’s dealers, offering campaigns at subsidized rates with attractive conditions to customers, despite the high level of benchmark rates in the financial market.
The wholesale business ended 2021 with a healthy portfolio, due to the ongoing monitoring of the VW Group’s dealers and the joint efforts with the brand.
During 2021, increased efforts were engaged in advertising the new financial product named “VW Flex Loan,” which was conceived to replace
UVA-indexed
loans. This product seeks to add value to customers, providing flexibility and predictability to monthly loan payments.
As part of its ongoing improvement approach, VWFS enhanced the service quality to dealers through communication, training and good response levels by VWFS, as reflected in the positive outcomes of the relevant satisfaction survey.
In-house,
the company conducted several training programs for employees in order to attain efficiency gains and improve service levels to retail customers. In this respect, there was a noticeable improvement in the satisfaction survey compared to 2020, as VWFS was able to maintain ongoing customer service and communication, despite the restrictions related to the
Covid-19
pandemic.
VWFS believes it is adequately capitalized for the development of its business. Moreover, during 2021, VWFS increased its sources of funding from other commercial banks, with total credit facilities amounting to Ps.22,800 million.
In 2021, VWFS did not issue corporate notes in light of the conditions prevailing in the market and its business needs. However, in order to leverage the opportunities that may arise in the capital markets, VWFS maintains a strategic relationship with the major commercial banks, boasts healthy financial statements, and relies on its shareholders’ support.
During 2021, the VW Group had a 15.2% share in the automotive market, ranking third in terms of sales volume, representing a 17.2% decline compared to 2020. Amidst a very competitive environment, VWFS had an 83.4% share in the VW Group’s financed sales (up by 1.8 percentage points compared to 2020), as a result of the strengthening of its commercial policy and actions that fostered loyalty among the official network of dealers.
In 2021, VWFS gained a 14.7% share (including trucks) in the VW Group’s total sales, representing a 0.3 percentage points increase compared to 2020.

During 2021, VWFS’ main goal was offering competitive financing products and services to customers, underpinned by a commercial policy aimed at fostering loyalty among dealers. In 2021, VWFS settled a total of 8,233 secured loans, representing an 11.3% decline in year-on-year
terms, as a result of the reduced offering of
brand-new
units by the VW Group.
Net income, after income tax for 2021, amounted to a loss of Ps.62.3 million, representing an almost 174.16% decrease compared to the previous year’s after-tax
profits. Such decline was primarily attributable to the inflation adjustment on shareholders’ equity, which was not entirely offset by actual results, due to the sector’s aggressive competition and also due to the impact of the Central Bank’s intervention in interest rates.
During 2022, the automotive market is expected to reach 450,000 new registrations, that is, a higher level compared to 2021. Rates are expected to grow in 2022, due to the expected increase in inflation and the current gap between the official and the unofficial exchange rates.
VWFS’ goal for 2022 is defending its share in sales of financed units, with origination of retail loans expected to grow compared to 2021, in line with the outlook for the automotive market, while maintaining the wholesale portfolio at current levels. With a view to ensure sustainable development in the long term, VWFS plans to carry out strategic projects in 2022, which are expected to enhance internal processes to deliver better service quality to our customers and better serve dealers.
In order to fund its secured loan portfolio, VWFS plans to continue diversifying its sources of funding with its main business partner, other commercial banks and the issuance of corporate notes.

•	Joint venture

Joint Venture	Country of Incorporation/ Residence	BBVA Argentina Ownership and Voting Power (in percentages)	Principal Activity	Stockholders’ Equity (in millions of Ps.) (1)
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	1,975.8

(1)	Total shareholders’ equity as of December 31, 2021.
Below is a description of our joint venture:

•	Rombo Compañía Financiera S.A.
Rombo Compañía Financiera S.A. (“RCF”) is the main finance company of Renault’s network of dealers, both for new and second-hand vehicles. During 2021, Renault had a 9.9% share in the automotive market (13.2% in 2020), ranking fourth in terms of sales volume. In 2021 Nissan had a 4.4% market share compared to 3.9% in 2020. In 2021, Renault was negatively affected by limited availability of imported vehicles as its business plan is based on importing 60% of its cars volume, which fell to 45%. However, both brands’ financed segments managed to maintain their respective positions despite a reduced volume.
In 2021, RCF’s contribution to Renault’s and Nissan’s sales decreased to 20.1% from 29.0% in 2020 for Renault, and to 25.0% from 25.3% in 2020 for Nissan. Despite the prevailing economic conditions taking their toll on the industry as a whole, RCF experienced strong commercial performance, primarily focused on maintaining the network’s loyalty.
RCF ranked second in terms of loans and loyalty among brand captive companies as of December 31, 2021, closing the year with an average of 87.9% credits granted by RCF over total credits for the sale of Renault vehicles (Source: AFIMA). Renault Argentina and Nissan strongly supported RCF’s lending activities, providing important commercial tools (subsidized rates) both for new and second-hand vehicles.
With this support, RCF financed 11,040 new Renault and Nissan vehicles in 2021 (compared to 15,586 in 2020) and 3,709 second-hand vehicles (compared to 2,847 in 2020). Accordingly, the total amount of capital lent under financing arrangements as of December 31, 2021 amounted to Ps.11,075 million, representing a 9.91% decline compared to the Ps.12,172 million recorded as of December 31, 2020.
Risk and portfolio quality indicators have improved compared to 2020. In this regard, it should be noted that the Central Bank enacted several regulations providing that unpaid loan instalments are to be deferred until the end of the life of the loan, resulting in an improvement in these ratios. The average non-performing
loan ratio decreased from 1.92% in December 2020 to 0.78% at the end of 2021.

In terms of financing, during 2021, RCF issued two series of corporate notes for an aggregate principal amount of Ps.2,500 million, with the total balance of corporate notes at year-end
amounting to Ps.3,271 million. The amount of the current program is Ps.6,000 million, and has been rated “raAA-” by Fix SCR S.A. Agente Calificadora de Riesgo.
For the year ended December 31, 2021, RCF recorded a net loss of Ps.916.6 million compared to a net loss of Ps.521.6 million recorded in 2020.

•	Associates

Associate	Country of Incorporation/ Residence	BBVA Argentina Ownership and Voting Power (in percentages)	Principal Activity	Shareholders’ Equity (in millions of Ps.) (1) (2)
BBVA Seguros Argentina S.A.	Argentina	12.22%	Insurance	5,621.67
Interbanking S.A.	Argentina	11.11%	Information services for financial markets	2,878.53
Play Digital S.A.	Argentina	10.83%	Development, offer and implementation of a digital payment solution	1,052.90
OpenPay Argentina S.A.	Argentina	12.51%	Development, offer and implementation of a digital payment solution	1,172.54

(1)	Total shareholders’ equity as of December 31, 2021.
(2)	Statutory shareholders’ equity, adjusted for purposes of consolidation so as to apply an accounting criterion uniform with that of BBVA Argentina, if applicable.
Below is a description of our associates:

•	BBVA Seguros Argentina S.A.
BBVA Seguros S.A. (“BBVA Seguros”) operates in the following lines of business: Fire, Comprehensive and Combined Household Insurance, Theft, Personal Accidents, Group Life Insurance, Credit Life Insurance, Funeral and Other Miscellaneous Coverage through several channels, including the Bank, call centers and insurance brokers.
During 2021, written premiums amounted to Ps.7,810.1 million, accounting for a 13.81% decrease compared to 2020.
The business strategy combines a broad product offering with multiple distribution and service channels, all based on the segmentation of customers’ and prospects’ needs.
Paid losses in 2021 amounted to Ps.2,317.3 million, or 29.67% of written premiums during that year.
Net income for 2021 was Ps.988.15 million, while shareholders’ equity amounted to Ps.5,567.2 million as of December 31, 2021.
BBVA Seguros’ policy was based on the following guidelines:

•
Credit Risks: Regulatory compliance, selection of counterparties based on criteria established by the investment committee, and ongoing monitoring are essential to protect the portfolio. In addition, the share in peso-denominated sovereign debt was increased to yield higher returns, always to the extent permitted by the Argentine Bureau of Insurance, with high liquidity and short-term instruments.

•	Instrument Liquidity: BBVA Seguros’ portfolio was structured considering instruments that provide the necessary liquidity to adequately meet its business requirements.
As of December 31, 2021, the minimum capital requirement surplus was Ps.3,005.9 million, representing a 284.38% excess over the minimum capital requirement.
For 2022, BBVA Seguros plans to continue expanding its value proposition with new insurance products that meet the actual needs of its customers, while making additional channels available to facilitate the simulation, hiring and management process. BBVA Seguros’ goal is achieving growth that, in the medium and long-term, can translate into an increase in business volumes, while delivering a distinct and outstanding customer service by trained employees, aligned with the BBVA Seguros’ goals.

•	Interbanking S.A.
As member and shareholder of Interbanking S.A. (“Interbanking”), together with other eight leading Argentine banks, the Bank offers an electronic communications system which enables its customers to optimize their banking transactions. BBVA Argentina’s corporate customers are able to connect to the service from their personal computers at any time and check their accounts at any member bank, send messages, transfer money, make electronic wage, supplier and tax payments, and display market data. Through Interbanking, the Bank offers distinct electronic products for each segment of its corporate customer base and processes online transfers, allowing debit and credit transactions to be settled automatically and to be reflected in the relevant accounts in real time. As a result of BBVA Argentina’s equity interest in Interbanking, on July 2, 2021, the Bank received Ps.210.0 million in dividends.

•	Play Digital S.A.
Play Digital S.A. is a native digital company created in 2020. Its main business is developing technological products that make it easier for bank users to interact with their financial products. Its shareholders are most of Argentina’s public and private banks and cooperatives. BBVA Argentina currently owns a 10.83% interest in Play Digital S.A.’s capital stock.
Play Digital S.A. has developed and operates a digital payment solution designed to provide information technology services, MODO, and is the holder of broad and sufficient rights and license to use it and operate it.
With MODO, Argentine banks took their first step towards the so-called
open banking, enabling increased integration among all means of payment, offering a payment solution platform to their customers. Hence, users may register in MODO from their banking app or from the MODO app and link their phone numbers. After completing the registration process, users may link their accounts, and their credit, debit and pre-paid
cards, and may then choose the products they wish to operate with, and how, at any time. Accordingly, users have all their bank accounts in the same place, where they can check account balances, send or request money, and make payments at stores. Users may also enjoy all benefits, promotions, discounts and installments offered by banks within the ecosystem in which they already have accounts.
MODO sets a unique precedent in Argentina and Latin America, where the entire financial industry cooperates to offer more and better choices to people. With a very ambitious proposition, MODO follows the lead of similar initiatives from other countries, such as Bizum in Spain, Zelle in the United States, Paylib in France, Mobilepay in Denmark, Swish in Sweden, and PayNow in Singapore.
Looking to 2022, Play Digital S.A. expects to closely monitor the changes in international economic and financial conditions, particularly, the evolution of inflation rates, activity levels, exchange rate, and public spending in Argentina.
Despite the fact that local macroeconomic conditions look challenging, the launch of MODO takes place amidst the electronic payment revolution that is affecting the financial industry, particularly, in emerging markets where banking access and digitalization levels are relatively low.
With regards to digital wallets, Play Digital S.A. believes that it will continue to operate amidst a highly competitive environment with low entry barriers, requiring close competition monitoring.
In 2022, Play Digital expects to experience a strong expansion, and that, by year-end,
MODO will have become a key sector player. In the coming months, Play Digital S.A. expects to focus on deploying its platform across all domestic stores, and on developing online service and sales payment products.

•	OpenPay Argentina S.A.
Openpay Argentina S.A. (“Openpay”) was incorporated on May 11, 2021 and is part of the BBVA Group. As of December 31, 2021, its main shareholders are BBV América S.L and BBVA Argentina S.A., owners of 87.49% and 12.51% stakes in the Openpay’s capital stock, respectively.
Openpay’s corporate purpose is being a payment processor, creating a link between its customers and Prisma S.A., Amex and Naranja.
Openpay also expects to engage in the payment aggregator business, offering the service and physical infrastructure to process payments with credit and debit cards and collections with QR code or payment link, in order to make transactions easier for participating stores.
The Openpay platform offers security and adaptability, significantly contributing to the development of traditional and electronic commerce, thanks to its easy-to-implement
dashboard and its features allowing stores to see, in real time, transactions with different payment methods.
During the second half of 2021, Openpay worked on the development of the investment plan, particularly to close business agreements to tap into the market at the beginning of the second quarter of 2022. On the other hand, Openpay made all required filings to be registered as a Payment Service Provider with the pertinent official agencies, including the UIF, the National Register of persons (“Renaper”), AFIP, and the Government Administration of Public Revenue (“AGIP”). Finally, it negotiated the purchase of the first batch of card readers and developed the application and landing page through which customers will be able to operate and make inquiries entirely online.
In 2022, Openpay seeks to accomplish the following goals:

•
Offering card-present payment processing services through readers, QR payments, generation of payment links, and creation and use of a digital wallet in which each customer will have a digital account.

•	Offering pre-paid card services to use the cash balance generated in digital accounts.

•	Offering gateway and aggregator services to allow customers to accept card-not-present transactions.
Openpay seeks to provide a distinct service to its customers, integrating several types of services (card-present and card-not-present
transactions), as well as to foster financial inclusion among small stores and entrepreneurs.
As per the “Global Ecommerce Forecast 2021” compiled by Insider Intelligence, in 2021 retail
e-commerce
sales in Argentina are estimated to have increased by 26%. Amidst such a favorable outlook, merchants accepting digital payments are at a significant advantage, and that is where Openpay targets to generate value, offering customers quality solutions at competitive prices.
Equity Investments
The following were all the positions that we held in
non-financial
institutions where we owned more than 2% of the invested companies’ equity as of December 31, 2021.

Investment	Country	% of Shares Owned (in percentages)	Principal Activity	Total Stockholders’ Equity (in millions of pesos) (1)
Coelsa S.A.	Argentina	8.70%	Clearing house	0.7
Argencontrol S.A.	Argentina	7.77%	Agent mandatory	0.7
Sedesa S.A.	Argentina	8.60%	Deposit guarantee fund	1.3
Prisma Medios de Pagos S.A.	Argentina	5.45%	Credit card issuer	39,412.3

(1)	Total shareholders’ equity as of December 31, 2021.

D.	Property, plant and equipment
BBVA Argentina is domiciled in Argentina and has its principal executive offices at Av. Córdoba 111, C1054AAA Buenos Aires, Argentina. The principal executive offices, which we own, are approximately 37,041 square meters in area.

At December 31, 2021, our branch network consisted of 243 retail branches, of which 112 were located in properties that we own and 131 were located in properties leased to us. The branches are located throughout all of the 23 Argentine provinces as well as the City of Buenos Aires.

E.	Selected statistical information
The following information is included for analytical purposes and should be read in conjunction with the Consolidated Financial Statements as well as
“Item 5. Operating and Financial Review and Prospects”
. This information has been prepared from our financial records, which are maintained in accordance with IFRS-BCRA. The Consolidated Financial Statements and the selected statistical information below have been adjusted to comply with IFRS-IASB for the sole purpose of filing this annual report on Form
20-F
with the SEC. The information below has been produced in accordance with the requirements of Subpart 1400 of Regulation
S-K
which differs in certain respects from the requirements set forth in Guide 3, and therefore it might not be comparable with the information prepared in respect of prior years included in our previous annual reports on Form
20-F
Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities
The average balances of interest-earning assets and interest-bearing liabilities, including the related interest earned or paid, were calculated on a daily basis for the years ended December 31, 2021, 2020 and 2019. Average balances have been separated between those denominated in pesos and in foreign currencies.
This selected statistical information has been prepared taking into account the effect of hyperinflation adjustments, which requires that in the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, the assets, liabilities, income and expenses of such entity be stated in terms of the measuring unit current at the end of the reporting period (December 31, 2021).
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
The following tables show average balances, interest amounts and average real rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2021, 2020 and 2019.

	Fiscal Year ended December 31,
	2021			2020			2019
	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	297,724,112	109,389,350	36.74%	139,430,605	61,669,204	44.23%	145,236,586	74,938,289	51.60%
Foreign currencies	138,452	—	0.00%	5,344,134	453,969	8.49%	18,324,831	1,053,483	5.75%

Total	297,862,564	109,389,350	36.72%	144,774,739	62,123,173	42.91%	163,561,417	75,991,772	46.46%

Loans and advances (4)
To customers/financial institutions
Pesos	331,602,898	103,553,632	31.27%	305,393,975	113,098,037	37.03%	341,367,417	148,616,985	43.54%
Foreign currencies	40,130,479	1,677,741	4.18%	51,765,915	3,590,353	6.94%	164,930,609	9,383,116	5.69%

Total	371,733,377	105,231,373	28.35%	357,159,890	116,688,390	32.67%	506,298,026	158,000,101	31.21%

To central bank
Pesos	296	—	0.00%	240	—	0.00%	370	—	0.00%
Foreign currencies	33	—	0.00%	50	—	0.00%	238	—	0.00%

Total	329	—	0.00%	290	—	0.00%	608	—	0.00%

Other assets
Pesos	4,126,489	136,981	3.32%	25,655,213	84,529	0.33%	5,546,701	323,590	5.83%
Foreign currencies	6,730,859	4,545	0.07%	5,399,385	4,057	0.08%	17,263,419	1,708,780	9.90%

Total	10,857,348	141,526	1.30%	31,054,598	88,586	0.29%	22,810,120	2,032,370	8.91%

Total interest-earning assets
Pesos	633,453,795	213,079,963	33.66%	470,480,033	174,851,770	37.16%	492,151,074	223,878,864	45.49%
Foreign currencies	46,999,823	1,682,286	3.58%	62,509,484	4,048,379	6.48%	200,519,097	12,145,379	6.06%

Total	680,453,618	214,762,249	31.58%	532,989,517	178,900,149	33.57%	692,670,171	236,024,243	34.07%

	Fiscal Year ended December 31,
	2021			2020			2019
	Average balance(1)	Interest earned/paid	Average real rate (2)	Average balance(1)	Interest earned/paid	Average real rate (2)	Average balance(1)	Interest earned/paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non interest-earning assets
Cash, cash balances at central bank and other demand deposits
Pesos	64,844,584	—	—	68,713,276	—	—	90,219,969	—	—
Foreign currencies	157,290,897	—	—	137,550,597	—	—	175,914,871	—	—

Total	222,135,481	—	—	206,263,873	—	—	266,134,840	—	—

Investments in joint ventures and associates
Pesos	2,011,830	—	—	1,747,306	—	—	466,781	—	—
Foreign currencies	—	—	—	—	—	—	—	—	—

Total	2,011,830	—	—	1,747,306	—	—	466,781	—	—

Tangible and intangible assets
Pesos	54,789,956	—	—	47,933,695	—	—	55,210,158	—	—
Foreign currencies	—	—	—	—	—	—	—	—	—

Total	54,789,956	—	—	47,933,695	—	—	55,210,158	—	—

Allowance for loan losses
Pesos	(20,362,725)	—	—	(11,747,275)	—	—	(16,067,351)	—	—
Foreign currencies	(3,908,981)	—	—	(5,248,245)	—	—	(4,676,002)	—	—

Total	(24,271,706)	—	—	(16,995,520)	—	—	(20,743,353)	—	—

Other assets
Pesos	35,764,737	—	—	33,247,345	—	—	31,265,195	—	—
Foreign currencies	4,688,839	—	—	5,316,610	—	—	9,526,762	—	—

Total	40,453,576	—	—	38,563,955	—	—	40,791,957	—	—

Total non interest-earning assets
Pesos	137,048,382	—	—	139,894,347	—	—	161,094,752	—	—
Foreign currencies	158,070,755	—	—	137,618,962	—	—	180,765,631	—	—

Total	295,119,137	—	—	277,513,309	—	—	341,860,383	—	—

TOTAL ASSETS
Pesos	770,502,177	213,079,963	27.65%	610,374,380	174,851,770	28.65%	653,245,826	223,878,864	34.27%
Foreign currencies	205,070,578	1,682,286	0.82%	200,128,446	4,048,379	2.02%	381,284,728	12,145,379	3.19%

Total	975,572,755	214,762,249	22.01%	810,502,826	178,900,149	22.07%	1,034,530,554	236,024,243	22.81%

	Fiscal Year ended December 31,
	2021			2020			2019
	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Saving accounts
Pesos	150,520,145	14,315,408	9.51%	97,971,113	4,629,599	4.73%	97,919,964	5,635,799	5.76%
Foreign currencies	119,661,250	9,155	0.01%	113,011,193	9,860	0.01%	219,683,547	18,945	0.01%

Total	270,181,395	14,324,563	5.30%	210,982,306	4,639,459	2.20%	317,603,511	5,654,744	1.78%

Time deposits
Pesos	208,571,462	76,704,327	36.78%	142,823,906	53,032,554	37.13%	178,674,052	84,449,406	47.26%
Foreign currencies	19,997,890	49,469	0.25%	24,400,946	306,888	1.26%	44,593,421	377,943	0.85%

Total	228,569,352	76,753,796	33.58%	167,224,852	53,339,442	31.90%	223,267,473	84,827,349	37.99%

Banks loans - Central bank
Pesos	—	—	0.00%	2	—	0.00%	2	—	0.00%
Foreign currencies	38,769	—	0.00%	43,932	—	0.00%	91,286	—	0.00%

Total	38,769	—	0.00%	43,934	—	0.00%	91,288	—	0.00%

Banks loans - Other financial institutions
Pesos	7,413,895	(826,156)	(11.14%)	5,464,216	1,094,718	20.03%	4,592,030	2,966,070	64.59%
Foreign currencies	3,333,353	216,758	6.50%	1,312,978	79,525	6.06%	11,753,617	775,484	6.60%

Total	10,747,248	(609,398)	(5.67%)	6,777,194	1,174,243	17.33%	16,345,647	3,741,554	22.89%

Debt securities issued
Pesos	945,812	422,207	44.64%	7,543,139	3,444,991	45.67%	14,848,632	5,572,883	37.53%
Foreign currencies	—	—	0.00%	—	—	0.00%	—	—	0.00%

Total	945,812	422,207	44.64%	7,543,139	3,444,991	45.67%	14,848,632	5,572,883	37.53%

Other liabilities
Pesos	26,105	54,237	207.76%	51,285	202	0.40%	170,935	10,690	6.25%
Foreign currencies	189,274	—	0.00%	133,743	—	0.00%	143,401	—	0.00%

Total	215,379	54,237	25.18%	185,028	202	0.11%	314,336	10,690	3.40%

Total interest-bearing liabilities
Pesos	367,477,419	90,670,023	24.67%	253,853,661	62,202,064	24.50%	296,205,615	98,634,848	33.08%
Foreign currencies	143,220,536	275,382	0.19%	138,902,792	396,273	0.29%	276,265,272	1,172,372	0.42%

Total	510,697,955	90,945,405	17.18%	392,756,453	62,598,337	15.94%	572,470,887	99,807,220	17.32%

	Fiscal Year ended December 31,
	2021			2020			2019
	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest-bearing liabilities and stockholders´ equity
Checking accounts
Pesos	119,044,529	—	—	118,814,941	—	—	92,010,140	—	—
Foreign currencies	46,782,314	—	—	39,469,570	—	—	68,385,878	—	—

Total	165,826,843	—	—	158,284,511	—	—	160,396,018	—	—

Other liabilities
Pesos	128,782,943	—	—	142,566,457	—	—	123,710,920	—	—
Foreign currencies	14,797,646	—	—	15,614,635	—	—	27,324,980	—	—

Total	143,580,589	—	—	158,181,092	—	—	151,035,900	—	—

Shareholders’ equity
Pesos	155,467,368	—	—	101,280,770	—	—	150,627,749	—	—
Foreign currencies	—	—	—	—	—	—	—	—	—

Total	155,467,368	—	—	101,280,770	—	—	150,627,749	—	—

Total non-interest-bearing liabilities and shareholders’ equity
Pesos	403,294,840	—	—	362,662,168	—	—	366,348,809	—	—
Foreign currencies	61,579,960	—	—	55,084,205	—	—	95,710,858	—	—

Total	464,874,800	—	—	417,746,373	—	—	462,059,667	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Pesos	770,772,259	90,670,023	11.76%	616,515,829	62,202,064	10.09%	662,554,424	98,634,848	14.89%
Foreign currencies	204,800,496	275,382	0.13%	193,986,997	396,273	0.20%	371,976,130	1,172,372	0.32%

Total	975,572,755	90,945,405	9.32%	810,502,826	62,598,337	7.72%	1,034,530,554	99,807,220	9.65%

	2021	2020	2019
Net Interest Margin and Spread
Net interest income (5)
Pesos	122,409,940	112,649,706	125,244,016
Foreign currencies	1,406,904	3,652,106	10,973,007

Total	123,816,844	116,301,812	136,217,023

Net interest margin (6)
Pesos	19,32%	23.94%	25.45%
Foreign currencies	2,99%	5.84%	5.47%
Weighted average rate	18,20%	21.82%	19.67%
Yield spread, nominal basis (7)
Pesos	8.96%	12.66%	12.19%
Foreign currencies	3.39%	6.19%	5.63%
Weighted average rate	13.75%	17.63%	16.64%

(1)
For 2021, the average balances are presented in terms of the measuring unit current at December 31, 2021. For 2020 and 2019 average balances were restated in terms of the measuring unit current at the end of the reporting period (December 31, 2021).

(2)	Interest paid divided by average balance.
(3)
Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of government securities and yield on our investment portfolio of government securities are included.

(4)	Loan amounts are stated before deduction of the allowance for loan losses.
(5)	Net interest income is defined as interest earned less interest paid. Trading results from our portfolio of government securities are included in interest.
(6)	Net interest margin is net interest income stated as a percentage of average interest-earning assets.
(7)	Yield spread nominal basis is defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.

Changes in Interest Income and Interest Expense; Volume and Rate Analysis
The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective average interest rates for the year ended December 31, 2021 compared with the year ended December 31, 2020 and the year ended December 31, 2020 compared with the year ended December 31, 2019. Volume and rate variances have been calculated based on movements in average balances over the period and changes in average interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading gains and losses and yield on government trading and investment accounts results are included in the computation of interest income in all fiscal years.

	Year ended December 31, 2021/2020 Increase (Decrease) Due to Changes in			Year ended December 31, 2020/2019 Increase (Decrease) Due to Changes in

	Volume	Rate	Net change	Volume	Rate	Net change
ASSETS
Interest-earning assets
Government securities
Pesos	58,159,965	(10,439,819)	47,720,146	(2,567,946)	(10,701,139)	(13,269,085)
Foreign currencies	—	(453,969)	(453,969)	(1,102,673)	503,159	(599,514)

Total	58,159,965	(10,893,788)	47,266,177	(3,670,619)	(10,197,980)	(13,868,599)

Loans and advances
To customers/financial institutions
Pesos	8,184,576	(17,728,981)	(9,544,405)	(13,322,220)	(22,196,728)	(35,518,948)
Foreign currencies	(486,444)	(1,426,168)	(1,912,612)	(7,848,817)	2,056,054	(5,792,763)

Total	7,698,132	(19,155,149)	(11,457,017)	(21,171,037)	(20,140,674)	(41,311,711)

To central bank
Pesos	—	—	—	—	—	—
Foreign currencies	—	—	—	—	—	—

Total	—	—	—	—	—	—

Other assets
Pesos	(714,657)	767,109	52,452	66,253	(305,314)	(239,061)
Foreign currencies	899	(411)	488	(8,915)	(1,695,808)	(1,704,723)

Total	(713,758)	766,698	52,940	57,338	(2,001,122)	(1,943,784)

Total interest-earning assets
Pesos	65,629,884	(27,401,691)	38,228,193	(15,823,913)	(33,203,181)	(49,027,094)
Foreign currencies	(485,545)	(1,880,548)	(2,366,093)	(8,960,405)	863,406	(8,097,000)

Total	65,144,339	(29,282,239)	35,862,100	(24,784,318)	(32,339,775)	(57,124,094)

	Year ended December 31, 2021/2020 Increase (Decrease) Due to Changes in			Year ended December 31, 2020/2019 Increase (Decrease) Due to Changes in
	Volume	Rate	Net change	Volume	Rate	Net change
LIABILITIES
Interest-bearing liabilities
Saving accounts
Pesos	4,997,742	4,688,067	9,685,809	2,417	(1,008,617)	(1,006,200)
Foreign currencies	509	(1,214)	(705)	(9,307)	222	(9,085)

Total	4,998,251	4,686,853	9,685,104	(6,890)	(1,008,395)	(1,015,285)

Time deposits
Pesos	24,179,348	(507,575)	23,671,773	(13,311,671)	(18,105,181)	(31,416,852)
Foreign currencies	(10,892)	(246,527)	(257,419)	(253,959)	182,904	(71,055)

Total	24,168,456	(754,102)	23,414,354	(13,565,630)	(17,922,277)	(31,487,907)

Banks loans - Central bank
Pesos	—	—	—	—	—	—
Foreign currencies	—	—	—	—	—	—

Total	—	—	—	—	—	—

Banks loans - Other financial institutions
Pesos	(217,259)	(1,703,615)	(1,920,874)	174,736	(2,046,088)	(1,871,352)
Foreign currencies	131,379	5,854	137,233	(632,373)	(63,586)	(695,959)

Total	(85,880)	(1,697,761)	(1,783,641)	(457,637)	(2,109,674)	(2,567,311)

Debt securities issued
Pesos	(2,945,023)	(77,761)	(3,022,784)	(3,336,457)	1,208,565	(2,127,892)
Foreign currencies	—	—	—	—	—	—

Total	(2,945,023)	(77,761)	(3,022,784)	(3,336,457)	1,208,565	(2,127,892)

Other liabilities
Pesos	(52,315)	106,350	54,035	(471)	(10,017)	(10,488)
Foreign currencies	—	—	—	—	—	—

Total	(52,315)	106,350	54,035	(471)	(10,017)	(10,488)

Total interest-bearing liabilities
Pesos	25,962,493	2,505,466	28,467,959	(16,471,448)	(19,961,335)	(36,432,784)
Foreign currencies	120,996	(241,887)	(120,891)	(895,641)	119,543	(776,099)

Total	26,083,489	2,263,579	28,347,068	(17,367,089)	(19,841,792)	(37,208,883)

Investment Portfolio: weighted average yield by remaining maturities
The following table shows the weighted average yield by remaining maturities of our debt securities not carried at fair value as of December 31, 2021:

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
	Weighted average yield
	(in thousands of pesos, except percentages)
Government securities (1)
In Pesos:
Argentine bonds	34%	—	—	—	34%

Total government securities in pesos	34%	—	—	—	34%

Total government securities:	34%	—	—	—	34%

(1)
The weighted average yield has been determined based on the price calculated by the Market Risks Area at December 31, 2021 plus the coupon pending collection considering the contractual maturity and amortization profile of each bond.

Maturity Composition of the Loan Portfolio
The following table shows our loan portfolio as of December 31, 2021 by type of loan and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing
	Amount as of December 31, 2021	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years but within 15 years	After 15 years
			(in thousands of pesos, except percentages)
To the non-financial public sector	—	—	—	—	—	—
To government sector	740	740	—	—	—	—
To central bank	—	—	—	—	—	—
To financial institutions	4,251,812	2,058,249	1,249,797	943,766	—	—
To the non-financial private sector and residents abroad	388,440,430	242,268,893	72,143,361	55,101,704	12,918,402	6,008,070

Credit Cards	157,138,508	157,138,508
Consumer loans	40,950,803	6,240,996	9,911,049	24,735,865	62,893	—
Commercial papers	29,133,603	23,058,040	6,075,563	—	—	—
Overdrafts	22,528,190	18,910,572	3,455,641	161,977	—	—
Real estate mortgage	22,908,902	426,464	827,812	4,912,504	11,385,688	5,356,434
Loans for the prefinancing and financing of exports	13,342,611	7,050,663	5,519,127	772,821	—	—
Notes	20,402,921	7,779,512	8,512,411	4,110,998	—	—
Pledge loans	16,341,659	3,195,561	6,682,707	6,463,034	357
Loans to employees	2,916,555	19,613	102,025	674,263	1,469,018	651,636
Receivables from financial leases	2,912,334	637,374	487,002	1,787,958	—	—
Other financing	59,864,344	17,811,590	30,570,024	11,482,284	446	—

Total	392,692,982	244,327,882	73,393,158	56,045,470	12,918,402	6,008,070

Percentage of total loan portfolio	100.00%	62.22%	18.69%	14.27%	3.29%	1.53%
Interest Rate Sensitivity of Outstanding Loans
The following table shows, by currency of denomination, the interest rate sensitivity of our loan portfolio as of December 31, 2021. Loans are stated before deduction of the allowance for loan losses.

As of December 31, 2021
(in thousands of pesos)
Variable Rate
Pesos – including Adjustable loans	414,494
Foreign currency	7,470

Sub-total	421,964

Fixed Rate
Pesos	360,902,351
Foreign currency	21,748,510

Sub-total	382,650,861

Non-performing (1)
Pesos	8,731,776
Foreign currency	888,381

Sub-total	9,620,157

Total	392,692,982

(1)	For additional information on non-performing loans see “ —Non-performing and Restructured Loans” below.

The following table sets forth a breakdown of our fixed and variable rate loans by maturity as of December 31, 2021.

	Interest Sensitivity of Outstanding Loans Maturing in
	Less Than One Year		More Than One Year
	Fixed rate	Variable rate	Fixed rate	Variable rate
	(in thousands of pesos)
To the non-financial public sector	—	—	—	—
To government sector	740	—	—	—
To central bank	—	—	—	—
To financial institutions	3,308,046	—	943,766	—
To the non-financial private sector and residents abroad	314,008,520	403,734	74,017,416	10,760
Credit Cards	157,138,508	—	—	—
Consumer loans	16,151,810	235	24,798,758	—
Commercial papers	29,133,603	—	—	—
Overdrafts	22,366,213	—	161,977	—
Real estate mortgage	1,212,403	41,873	21,654,559	66
Loans for the prefinancing and financing of exports	12,569,790	—	772,821	—
Notes	16,284,779	7,144	4,110,998	—
Pledge loans	9,878,268	—	6,463,391	—
Loans to employees	117,687	3,951	2,784,223	10,694
Receivables from financial leases	1,117,141	7,235	1,787,958	—
Other financing	48,038,318	343,296	11,482,731	—

Total	317,317,306	403,734	74,961,182	10,760

Foreign Country Outstanding Positions
As of December 31, 2021 and 2020 we did not hold “cross-border outstandings” exceeding 1% of our total assets. Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in dollars or other non-local
currency.
Credit ratios
See
“Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Position”
.
Composition of Deposits
The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the fiscal years ended December 31, 2021 and 2020.

	Fiscal Year ended December 31,
	2021	2020
	(in thousands of pesos, except percentages)
Deposits in Domestic Bank Offices
Non—interest-bearing liabilities
Checking accounts
Average
Pesos	119,044,529	118,814,941
Foreign currencies	46,782,314	39,469,570

Total	165,826,843	158,284,511

Interest-bearing liabilities
Saving Accounts
Average
Pesos	150,520,145	97,971,113
Foreign currencies	119,661,250	113,011,193

Total	270,181,395	210,982,306

Average real rate
Pesos	9.51%	4.73%
Foreign currencies	0.01%	0.01%

	Fiscal Year ended December 31,
	2021	2020
	(in thousands of pesos, except percentages)
Total	5.30%	2.20%
Time Deposits
Average
Pesos	208,571,462	142,823,906
Foreign currencies	19,997,890	24,400,946

Total	228,569,352	167,224,852

Average real rate
Pesos	36.78%	37.13%
Foreign currencies	0.25%	1.26%
Total	33.58%	31.90%
Uninsured deposits

	Fiscal Year ended December 31,
	2021	2020
	(in thousands of pesos, except percentages)
Uninsured deposits	250,946,088	269,552,733

	Fiscal Year ended December 31,
	2021	2020
	(in thousands of pesos, except percentages)
Deposits in excess of insurance limit with a maturity of:
Within 3 months	407,077,186	402,533,749
After 3 but within 6 months	18,295,604	18,091,404
After 6 but within 12 months	22,869,505	22,614,256
After 12 months	9,147,802	9,045,702

Total	457,390,097	452,285,111

For more information about uninsured deposits see
“Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework—Deposit Guarantee Insurance System”.

F.	The Argentine Banking System and its Regulatory Framework
Argentine Banking System
According to data from the Central Bank as of August 2021, Argentina’s banking system consisted of 64 commercial banks, 13 of which were government-owned or government-related banks and 51 of which were Argentine private banks. The principal regulators of financial institutions in Argentina are the Central Bank, the Superintendence and, in the case of financial institutions that publicly offer their own securities in Argentina or otherwise engage in the offering or trading of third parties’ securities in Argentina, the CNV.
Private Sector Banks
According to data from the Central Bank as of August 2021, the largest Argentine private banks, in terms of total assets, were: Banco de Galicia y Buenos Aires S.A., Banco Santander S.A., BBVA Argentina, Banco Macro S.A. and Banco Credicoop Cooperativo Limitado. Some of these banks, including BBVA Argentina, have one or more significant foreign investors. Argentine private banks accounted for 59.38% of total deposits and 59.99% of total gross loans in the Argentine financial sector, of which the ten largest Argentine private banks accounted for 47.28% of total deposits and 51.13% of total gross loans in the Argentine financial sector. Foreign banks compete under the same regulatory conditions as Argentine banks.

Public Sector Banks
The principal state-owned banks are Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires and Banco de la Ciudad de Buenos Aires. As of August 2021, based on the available data of the Central Bank, these three institutions accounted for 33.96% of total deposits and 30.80% of total gross loans in the Argentine financial sector.
Under the provisions of the Argentine financial institutions Law No. 21,526 (the “Financial Institutions Law”), government-owned or government-related banks and private banks have similar rights and obligations except that the former have the sole right and obligation to handle public revenues and promote regional development. Government-owned banks are required to meet the credit needs of public sector entities. Moreover, the Bylaws of some government-owned banks, which include federal, provincial and locally-owned banks, require their shareholders to guarantee their commitments.
Central Bank
The Financial Institutions Law regulates banking activities in Argentina and places the supervision and control of the Argentine banking system in the hands of the Central Bank, an autonomous institution. The Financial Institutions Law provides the Central Bank with broad access to the accounting systems, books, correspondence, documents and other paperwork of banking institutions. The Central Bank regulates the provision of credit and supervises the liquidity and the general operation of Argentine financial markets. The Central Bank enforces the Financial Institutions Law and authorizes banks to operate in Argentina. Since an amendment to the Financial Institutions Law of 1994, there is no distinction between domestically-owned and foreign-owned financial institutions.
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
Law No. 25,780 introduced amendments to the Financial Institutions Law and to the Central Bank’s Charter. Among the most important modifications were the following:

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

•
Purpose of the Central Bank
. Prior to Law No. 26,739 according to the Charter, the “primary and fundamental purpose” of the Central Bank was to “preserve the value of the currency”. Following Law No. 26,739, the Central Bank has multiple purposes, including “promoting currency stability, financial stability, employment and economic development with social equity”.

•
Relationship of the Central Bank with the executive branch and Congress
. Under the Charter, the Central Bank remains a “self-governed entity” and (i) in the exercise of its powers and faculties, the Central Bank shall not be subject to the instructions of the executive branch, and (ii) the Central Bank may not enter into any obligation that implies a restriction or a delegation of its powers, without Congress’ express authorization. However, the Charter provides that the Central Bank’s purpose must be fulfilled “within the framework of the policies set by the federal government”.

•
Obligations and powers of the Central Bank related to economic information
. The amendments to the Charter limited the ability of the Central Bank to supply economic information. In particular, (i) the requirement to report the expected rate of inflation for each year; (ii) the publication of statistics regarding the balances of payment and the national accounts of the Republic and (iii) the requirement that the entity’s financial statements reflect the amount and composition of the reserves and of the monetary base were removed from the Charter.

•
Functions and powers of the Central Bank
. New powers were vested in the Central Bank, including: (i) to regulate the amount of money and the interest rates, and direct credit policies; (ii) to regulate payment systems, liquidating and clearing houses, fund remittance entities, and transportation of valuables and (iii) to protect the rights of consumers of financial services and fair competition within the financial sector.

•
Powers of the Central Bank’s president
. The amendments strengthened the powers of the president of the Central Bank’s board of directors. In this respect, (i) the Superintendence is now under the president’s supervision; (ii) the president was empowered to operate directly in the currency and foreign exchange markets (formerly, these powers were vested in the Central Bank’s board of directors) and (iii) the president’s powers in emergency situations were increased.

•
Powers of the Central Bank’s board of directors
. New regulatory powers were expressly conferred to the board, such as: (i) to establish the information and accounting regime for the entities subject to the Central Bank’s supervision; (ii) to regulate credit conditions and policies; (iii) to enact rules that preserve competition in the financial markets and (iv) to regulate the capture (through negotiable instruments or otherwise) of foreign currency funds by financial institutions.

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

Acquisition of Shares of Financial Entities
The Central Bank regulations require the approval of the Central Bank as a condition to the consummation of an acquisition of shares of a financial entity if such acquisition is likely to modify the control or the structure of the shareholders’ groups controlling a financial entity (“Significant Acquisitions”). In addition, any acquisition, other than a Significant Acquisition, in a public offering of 2% or more of the capital stock of a financial entity, such entity must report the identity, nationality and domicile of each purchaser to the Central Bank.
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
Reserve Requirements and Liquidity Requirements
Reserve and liquidity requirements are determined on the basis of average daily balances of sight and time deposits, and other financial institutions’ liabilities (in pesos and foreign currency), government and private securities, and BCRA monetary policy instruments recorded at the end of each calendar day.
The following liabilities are excluded: payments to the BCRA, to local financial institutions, and to banks located abroad for foreign trade credit lines, and forward and unsettled spot purchases and sales; sight liabilities arising from transfers abroad; liabilities to foreign correspondent banks; and liabilities to stores for sales on credit or purchase cards.

Minimum cash requirements shall be calculated by applying the rates shown in the following chart to: i) institutions belonging to Group “A”, and branches or subsidiaries of foreign banks rated as global systemically important banks
(“G-SIB”)
not included in that group; and (ii) the remaining financial institutions.
The table below indicates the minimum cash requirements for each type of account as of December 31, 2021. In the case of transactions in pesos, the minimum cash requirement will depend on the category assigned to the location of the operating office where the deposit was made:

Type of Account	December 2021
	Categories
	I	II to VI
Current accounts and demand accounts open in Credit Unions	45%	20%
Other demand deposits, basic account and universal free account
In pesos	45%	20%
In foreign currency	25%	25%
Unused balances from current account advances effected	45%	20%
Current accounts of financial institutions	100%	100%
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
Deposits and term investments of “UVA” and “UVI” – including savings accounts in “UVA” and “UVI”
Up to 29 days	7%	7%
From 30 to 59	5%	5%
From 60 to 89 days	3%	3%
More than 90 days	0%	0%
Labor Closure Fund for Workers of the Construction Industry in “UVA”	7%	7%
Deposits and term investments that are constituted on behalf of minors by funds received gratuitously	0%	0%
In addition, financial institutions’ minimum daily balance shall be equal to 25% of the prior month’s requirement (50% is required in case of a shortfall).

•	Reduction of the average requirement in pesos:

•	The requirement is reduced for the share of loans to MSMEs (as defined herein) in pesos to the non-financial private sector, according to the following table:

Participation of the financing to MSMEs in the total financing granted by the entity to the non-financial private sector. In%	Reduction (on the total of items included in pesos). In%
Less than 4	0.00
Between 4 and less than 6	1.00
Between 6 and less than 8	1.25
Between 8 and less than 10	1.50
Between 10 and less than 12	1.75
Between 12 and less than 14	2.00
Between 14 and less than 16	2.25
Between 16 and less than 18	2.50
Between 18 and less than 20	2.75
Between 20 and less than 22	3.00
Between 22 and less than 24	3.25
Between 24 and less than 26	3.50
26 or more	3.75

•
The requirement shall be reduced by 35% where financial institutions grant loans in pesos up to September 30, 2020; and by 50% for loans in pesos granted as from October 1, 2020 under the “Ahora 12” program, at a maximum interest rate of 17%. Reductions shall not be higher than 6% of the average items in pesos subject to the requirement of the month preceding the date of calculation.

•	The requirement is reduced for cash withdrawals made through ATMs, assigning greater significance to withdrawals made at ATMs located in areas that have less economic activity.

•
In the case of institutions belonging to Group “A”, and branches or subsidiaries of foreign banks rated as
G-SIB
not included in Group “A”, the requirement shall be reduced by 30% of all financings in pesos granted to MSMEs (either directly or indirectly through other financial institutions) at a maximum fixed 40% annual nominal rate through February 16, 2020 (which may be calculated until paid up in full) and a fixed 35% annual nominal rate from February 17, 2020.

•
The requirement shall be reduced by 40% of all financings in pesos granted (either directly or indirectly through other institutions) at a maximum annual nominal interest rate of 24% for: (i) MSMEs that allocate at least 50% to working capital; (ii) human health service providers rendering inpatient services in the context of the health emergency that allocate funds for the purchase of medical supplies and equipment; and
(iii) non-MSMEs
customers that allocate funds for the purchase of machinery and equipment manufactured by domestic MSMEs.

•
The requirement shall be lowered by 60% of the sum of “zero interest rate credits”, “subsidized interest rate credits for companies” and “zero interest rate credits for culture” granted in the context of the health emergency caused by the
Covid-19
pandemic, and disbursed until November 5, 2020; by 24% of the “subsidized interest rate credits for companies” disbursed from November 6, 2020 at an annual nominal rate of 27%; and by 7% of the “subsidized interest rate credits for companies” disbursed from November 6, 2020 at an annual nominal rate of 33%.

•
The requirement shall be reduced by 40% of all financings in pesos granted to MSMEs (either directly or indirectly through other institutions) at a maximum annual nominal interest rate of 24%, as long as MSMEs have not been reported to the BCRA’s Financial System’s Central Credit Database.

•
The requirement shall be reduced by 14% of the financings set forth in paragraph 4.1. of the “Credit Line for Productive Investment for MSMEs” granted at an annual nominal interest rate of up to 30%, calculated as the monthly average of the daily balances of the previous month.

•
The minimum cash requirement of financial institutions offering the Universal Free Account (“
Cuenta Gratuita Universal
”) remotely and in person may be reduced in terms of: loans granted from April 1, 2021 to natural persons and MSMEs not reported by financial institutions to the Financial System’s Central Credit Database; the growth rate recorded in the use of electronic means through natural persons’ sight accounts, and the use of ECHEQs, MSMEs’ electronic credit invoices, and ATMs.

•
The requirement will be reduced by an amount equivalent to 60% of the sum of the “Zero Rate Credits 2021” granted within the framework of Decree No. 512/21 calculated as the monthly balance in the period prior to the computation of the requirement.

Additional requirement: The institutions that fail to comply with the regulations on lending capacity in foreign currency are bound by an additional minimum cash requirement for the excess amount and in the same currency.
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
Any deficiencies in the application of foreign currency lending capacity, net of a portion of: (i) cash balances, (ii) cash under custody in other financial institutions, (iii) cash in transit and (iv) cash with armored car transport companies, up to the amount of such deficiency, require an equivalent increase in the minimum cash requirement discussed in
“
—Reserve Requirements and Liquidity Requirements
”
above. Any deficiencies arising from debt restructuring transactions arranged by the national executive power are excluded from this requirement and cannot be compensated by foreign currency purchases.
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
In 2007 the Central Bank published its road map for the implementation of the capital adequacy requirements contained in the document “International Convergence of Capital Measurement and Capital Standards”, issued by the Basel Committee and known as Basel II. The first stages were implemented according to schedule and consisted of the publication of best practices for risk management, seminars, review of supervision processes on the basis of the best practices being encouraged by the BCBS, analysis of the areas subject to “national discretion” in the calculation of regulatory capital, and publication of the text “Guidelines for Operational Risk Management in Financial Institutions”.
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
These new capital composition requirements help ensure that banks have increased capacity to absorb losses under stress scenarios

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
period. Liquidity requirements in Argentina are stricter than those established by the international standards. See “
—Liquidity Coverage Ratio”
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
Since February 1, 2013, by Communication “A” 5369 of the BCRA, minimum capital is equal to total capital, RPC as per the Central Bank’s denomination.
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
Complementary net equity includes:

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
: it is determined as the sum of:

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

•
Exposures to individuals and legal persons originated by purchases in installments made through credit cards of tickets abroad and other tourist services abroad (such as accommodation, car rental, etc.), either made directly with the provider of the service or through travel and / or tourism agencies or web platforms (1.250%). As provided for in Communication “A” 7407, effective since November 26, 2021, financial and non-financial
credit card issuers will not be allowed to finance credit card purchases in instalments made by their customers (individuals or legal entities) of air tickets and other travelling services abroad (accommodation, car rental, etc.), whether directly from the service provider, or indirectly through a travel and/or tourism agency, web platform or other intermediaries.

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
The market risk is the sum of interest rate risk, exchange risk, options risk, basic products risk and stocks risk. BBVA Argentina is only exposed to interest rate risk and exchange risk.
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

•	Counter cyclical margin
Whenever credit growth is excessive in the Central Bank’s opinion which is causing an increase in systemic risk, the Central Bank may impose the obligation on financial institutions to establish a counter cyclical margin between 0% and 2.5% of their APR, subject to a
12-month
prior notice. The Central Bank may also eliminate or reduce this obligation whenever, in its opinion, such systemic risk has disappeared or decreased. Banks must comply on an individual and consolidated basis with the ratios for minimum capital. If a financial institution does not comply with all these minimum capital requirements, it must submit a regulatory and restructuring plan to the Central Bank, which may impose various penalties, including:

•	temporary limitation on the amount of deposits a bank may accept;

•	institutional restrictions as per expansion capacity and dividends distribution in cash;

•	revocation of the license of a bank to conduct foreign exchange transactions; and, in some extreme cases, and

•	revocation of the license of a bank to operate.
The following table presents, at December 31, 2021, both the calculation of our ratio of capital to risk-weighted assets computed under the Basel Accord and our capital under the minimum capital rules of the Central Bank.

December 31, 2021
(in millions of pesos, except percentages)
Basel Accord
Total capital	155,696.1
Risk-weighted assets	773,192.8
Ratio of total capital to risk-weighted assets (1)	20,1%
Required capital	61,855.4
Excess capital	93,840.7

Central Bank’s Rules (2)
Total capital	142,146.8
Risk-weighted assets	700,715.0
Ratio of total capital to risk-weighted assets (3)	20.29%
Required capital (4)	57,277.9
Excess capital	84,868.9

(1)	Under the risk-based capital requirements of the Basel Accord, the Bank would be required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.
(2)	Calculated on a consolidated basis in accordance with Central Bank requirements.
(3)
Under the risk-based capital requirements of the Central Bank, we are required to maintain a minimum ratio of total capital to risk and fixed weighted assets of 10% and 8%, respectively, depending upon the nature of the asset by application of an alpha correction factor equal to 0.15 over financing to the national public sector granted up to May 31, 2003.

(4)
The Bank must maintain a surplus of minimum
paid-in
capital amounting to at least Ps 93 million, equivalent to 0.25% of the amount of values under custody for securities representing investments from pension funds, as well as in connection with its function as registrar of mortgage-backed bonds, invested in national public securities and other destinations authorized by the BCRA and guaranteed in favor of such entity.

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
In order to calculate the LCR, the related assets include, among others, cash in hand, cash in transit, in armored transportation companies and ATMs; deposits with the BCRA, certain national public bonds in pesos or in foreign currency, securities issued or guaranteed by the
Banco de Pagos Internacionales
, the IMF, the European Central Bank, the European Union or Multilateral Development Banks that comply with certain conditions and debt securities issued by other sovereign entities (or their central banks).
BBVA Argentina’s LCR was 320% as of December 31, 2021, 321% as of December 31, 2020, and 413% as of December 31, 2019.
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
In addition to the limit described above, all funds from foreign currency deposits and received financial loans granted with funds from foreign currency deposits must be applied mainly to the financing of foreign trade transactions, any deficiencies in the application of foreign currency lending capacity, net of a portion of: (i) cash balances, (ii) cash under custody in other financial institutions, (iii) cash in transit and (iv) cash with armored car transport companies, requires an equivalent increase in the minimum cash requirement. See “
Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework—Lending Capacity Provided by Deposits in Foreign Currency”
above.
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

•
An additional daily limit to the positive global net position for cash, which may not exceed 4% of the RPC of the last immediately preceding month. By means of Communication “A” 7405 dated November 25, 2021, the Central Bank established that, this limit may not exceed 0% of the RPC, effective since December 1, 2021.

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
Fixed Assets and Other Items
The Central Bank requires that the fixed assets and other items maintained by financial institutions must not exceed 100% of the entity’s RPC. The BCRA has resolved to increase by 50 percentage points the specified limit to the extent that the immobilization of the assets is originated in the holding of national public securities and/or monetary regulation instruments of the BCRA appropriated as guaranteed by financial institutions in favor of such entity according to the regulations in force for transactions implemented by the ALADI (
Asociación Latinoamericana de Integración
) reciprocal payments and credits agreement.

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
At December 31, 2021, the aggregate of computable loans, other extensions of credit and equity investments by BBVA Argentina on a consolidated basis to related persons totaled Ps. 2,488 million, or 1.85% of BBVA Argentina’s RPC.
Non-financial
Public Sector
The
non-financial
public sector includes,
inter alia
:

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

•	their creation must have been ordered by a national law or decree by the federal executive;

•	they must create a limited liability company according to the rules of Chapter II, Sections V and VI of the Argentine Companies Law No. 19,550;

•	the public state must hold a majority interest, direct or indirect;

•	they must be the purpose of developing of activities for oil reserves, its transportation, distribution, commercialization and industrialization or the generation and/or sale of electric energy; and

•	they must be subject to internal and external control by the national public sector in terms of the Financial Administration Law and the National Public Sector’s Control System Law No. 24,156.
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

•
for all transactions granted to each provincial jurisdiction and the City of Buenos Aires (excluding those comprised in the previous paragraph which must be guaranteed by the collection of local taxes or by pledge or implemented under leasing agreements): 25%. This limit includes financing transactions granted to municipal governments in the respective jurisdiction and guaranteed by their participation in the collection of provincial taxes;

•	for all transactions with each municipal jurisdiction, which must be guaranteed by the collection of local taxes or by pledge, or implemented under leasing agreements: 3%;

•	the limits mentioned above may be increased by 15 percentage points, provided that the increases are applied to a specific purpose;

•
total financing granted through the acquisition of public securities issued in pesos by the central administration of the provincial non-financial
public sector and / or the CABA, which do not have any of the guarantees provided: 5%;

•	for all transactions granted to provincial, CABA and municipal jurisdiction: 25%

•	for all transactions to municipal jurisdictions: 15%; and

•	for all transactions referred to in the first three points above: 75%.
The limits mentioned in the two bullets immediately above may be increased by 50 percentage points, provided that the increases are applied to a specific purpose and the available unused quota of the limit mentioned in the last bullet above may be used for transactions in the national and / or provincial public sector – including CABA.
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

1.	The guidelines vary depending on whether they relate to commercial loans or consumer or housing loans:

a)
Commercial loans: commercial financing of more than. Ps 114,000,000 and consumer loans of more than Ps.114,000,000 whose repayment is not linked to fixed or periodic income of the client, but to the evolution of its productive or commercial activity.

b)
Consumer or housing loans: Personal, family and professional loans for the acquisition of consumer goods, credit card financing, or the purchase, construction or rehabilitation of the creditor’s own home. Loans to microcredit institutions and microentrepreneurs up to Ps.114,000,000. In addition, commercial loans up to Ps.114,000,000 whose repayment is linked to the relevant client’s fixed or periodic income but to the evolution of his productive or commercial activity.

2.	Debtors and all their loans are included in one of six categories or situations of decreasing credit quality:

Commercial Loans		Consumer or Housing Loans		Arrears
1.	Normal	1.	Normal (1)	up to 31 days
2.	Special Tracking (2)	2.	Low risk (6)	up to 90 days
3.	Substandard	3.	Medium risk	up to 180 days
4.	High Insolvency Risk (3)	4.	High risk	up to 1 year
5.	Irrecoverable (4)	5.	Irrecoverable (4)	more than a year
6.	Irrecoverable for Technical Decision (5)	6.	Irrecoverable for Technical Decision (5)

(1)	Current account overdrafts are considered to be performing until 61 days have elapsed from the date granted.
(2)	Commercial loans in category 2 are divided into loans:
•	under observation, which include debtors up to 90 days in arrears in situations that, if not controlled or corrected in a timely manner, could compromise their repayment capacity, and
•
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
•
“Special Tracking”: For refinancing arrangements granted for the first time within the calendar year, and once the customer has settled the first instalment under such refinancing arrangement, it may be reclassified into this category one time only. After such refinancing and for purposes of the classification, only customers’ obligations in arrears should be considered. For subsequent refinancing arrangements, customers will be afforded the general treatment set forth in these provisions.

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
or the equivalent to Ps.114,000,000
(1)
whichever is lower, and less than 5% of the financial institution’s total capital.

(1)	100% of the reference amount established in point 3.7. of the BCRA’s “Classification of Debtors” rules.

•	During the course of the year for the rest of clients who are considered part of the commercial portfolio.

•	In addition, the bank should review a debtor’s situation when any of the following circumstances occur:

a)	when there are changes to any of the objective classification criteria (arrears or legal situation);

b)	when a credit rating agency lowers the rating of securities issued by the client by more than one level; or

c)	notification of the final determination of the Superintendency of the adjustment of provisions, as a result of inspection tasks; or

d)	when there is more than a one-level discrepancy between the classification assigned by the financial institution and at least two other institutions, and certain requirements have been met.
Re-appraisal
must be immediate in the case of clients with debts totaling 1% or more of the financial institution’s RPC or the equivalent to Ps.114,000,000
(2)
, whichever is lower.

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
The policy in force for the management of provisions by BBVA Argentina sets forth two control levels:

•	Regulatory and technical control.
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
At least the following portfolio behavior indicators are analyzed:

•	NPL ratio behavior;

•	Cycle-adjusted expected loss behavior;

•	Expected loss behavior without cycle adjustment; and

•	Coverage performance.
Absolute variations (increases and decreases) for these indicators and their tendencies are analyzed, considering the last 12 months prior to the lowest month under analysis.
Based on the results of these assessments, the Technical Secretary and Reporting Unit will submit, at least semi-annually, a report to the Risk Management Committee with the following information:

•	Capital position (including the Bank’s minimum capital requirement and payment and capital ratio);

•	Changes in credit portfolios during the period (12 months);

•	Status of allowances (breakdown of allowances by situation and portfolio); and

•	Proposed allowances, if applicable.

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
Once approved by the Wholesale Risk Monitoring Committee, notice is given to Portfolio & Reporting Management (Risk Department), which is in charge of administering and monitoring that the allowances and situations determined by the Wholesale Risk Monitoring Committee comply with the regulations on minimum allowances laid down by the Central Bank.
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
On March 8, 2019, the respective boards of BBVA Argentina and BBVA Valores Argentina S.A. approved the merger of the two companies, and on April 24, 2019, the respective shareholders’ meetings approved the transaction. The merger was registered before the IGJ on August 27, 2021, under No. 13335, Book 104 of Corporations.
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
We held a 8.6000% equity interest in SEDESA as of December 31, 2021.
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
The BBVA Group has the following activities, transactions and dealings with Iran requiring disclosure:
Iranian embassy-related activity
. On a continuing basis, the BBVA Group maintains a bank account in Spain for one employee of the Iranian embassy in Spain. This employee is a Spanish citizen. Estimated gross revenues for the year ended December 31, 2021, from embassy-related activity, which include fees and/or commissions, totaled US$41.98. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure.
G. Cybersecurity and Fraud Management
In a context where clients are increasingly operating using digital channels, the Bank is driving a series of initiatives aimed at preventing cybercrime and electronic fraud, with three main goals:

•	Cybersecurity: aimed at protecting the Bank’s assets and technological infrastructure;

•	Fraud prevention: aimed at avoiding and/or minimizing the impact of fraudulent conduct; and

•	Security and data protection: aimed at ensuring the protection of digital privacy.
Complementarily, the awareness plan continued for employees, clients and third parties, through informational and educational actions aimed at preventing scams and cybercrimes. In this sense, during 2021, the Bank carried out the following initiatives:

•	Added safety advice in Glomo and Online banking.

•	Run an active campaign on social networks (Facebook, Instagram and Twitter) and institutional sites.

•	Sent safety advice to customers through clients’ lifecycle communications.

•	Gave virtual talks and workshops and sent security-related internal communications to all collaborators.

•	Carried out periodical simulated phishing exercises for all collaborators at the Bank, and gave awareness talks to the most vulnerable groups.

•	Continued with its cyber exercises for the security operations area and expanded to Senior Management.

Cybersecurity
In 2021, the Bank worked on an infrastructure protection plan focused on managing vulnerabilities, controlling and monitoring assets, and implementing solutions to secure its platforms, which included the implementation of the following measures:

•	Outsourced assessment from SWIFT’s Customer Security Programme and compliance with mandatory controls in accordance with the requirements set forth by SWIFT.

•	Definition of a plan and implementation of security measures in ATS infrastructure.

•	Deployment of an intrusion prevention tool for the infrastructure perimeter and critical area access boundaries.

•	Development of a plan to protect and encrypt laptops and mobile devices of collaborators.
Raising awareness is a key focus for strengthening cybersecurity, so the following initiatives were also implemented during 2021:

•
During October and November, the Bank carried out a new social media security campaign to commemorate the Cyber Security Awareness Month and the International Computer Security Day. This campaign included tips, trivia, and question boxes published for clients and the public in general.

•	The Bank commenced the mandatory course “Cybersecurity Essentials”, with new cybersecurity content, tracking monthly progress with a risk indicator.

•	The Bank held a security contest to measure content acquisition by collaborators.
Fraud prevention
BBVA Argentina carries out monthly and interannual analysis of the evolution of different types of fraud, working on strategic and tactical measures, as well as preventive and reactive measures. Much of the challenge has been to implement new controls based on the evolution of the most relevant types of fraud, such as telephone scams and frauds using digital channels.
During 2021, the following fraud prevention initiatives were undertaken:

•	Implementation of the Feature Space tool, consisting of a software service in the cloud for the prevention and control of fraud.

•	Establishment of new caps in terms of amounts transferred and number of transfers made to uniform virtual key destination accounts.

•	Establishment of new controls for crediting pre-approved loans.

•	Redefinition and improvement of biometric controls for existing and new processes.

•
Implementation of enquiries on the fraud base, in paperless processes and paperless clients, for the sale of open market cards and packages on the public web, to detect and reject fraudulent applications from identity theft.

•	Safety awareness campaign for employees of companies associated with the Bank.
In 2021, in addition to the general awareness initiatives for collaborators, clients and the public in general, the Bank measured the implementation of digital security in transactions within the Glomo and Online Banking channels using the Net Promoter Score methodology.

Client protection
Customer data security
During 2021, the Bank worked on a set of initiatives on the data security and protection portfolio, including:

•	Development of Phase I Data Security and Privacy Model tasks to implement fraud-related data tokenization.

•	Assessment and action plan for data protection on SAS and Teradata platforms.

•	Analysis and definition of high-risk shadow application remediation plans.

•	Assessment of applications managing critically sensitive information.

•	Assessment of transmissions to third parties, and the mechanisms and tools through which they are managed.

•	Data protection measures in log files.
In addition, multiple Bank initiatives requiring disciplined advice continued to participate in risk assessment to ensure adequate data protection. No cases of customer data leakage, theft or loss were identified in 2021.
Physical safety of clients at the Bank’s facilities
During 2021, various initiatives were carried out to make branch facilities safe, including:

•	Replacement of the Closed-Circuit TV (CCTV) mechanism with new technologies.

•	Installation of remote shut-down system for automated media, replacement and addition of ATM equipment and self-service terminals at the branch offices of the network.

•	Implementation of a safe corridor for protected automatic media recharging.

•	Installation of SPIDER remotely managed locks for full-time lobby implementation.

•	Implementation of the access control system for sensitive areas of the branch through magnetic electric locks.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Economic conditions
2021
During 2021 economic activity measured by GDP grew 10.3% compared to 2020. The activity recovered sharply from the 2020 crisis thanks to the easing of lockdown measures and the government’s fiscal-monetary stimulus in 2021.
With respect to the labor market, in 2021 there was a decrease in the average unemployment rate to 7.0% in the last quarter of 2021, compared to 11.0% in 2020, primarily due to the removal of mobility restrictions, which allowed the reopening of non-essential
activities that had been restricted since the outbreak of the pandemic.
The national CPI increased by 50.9% in 2021, reflecting a significant acceleration compared to 36.1% in 2020, mainly driven by the monetary pressures resulting from the 2020 money issuance to cover fiscal needs.

The domestic public sector had a primary fiscal deficit of Ps.980 billion, accounting for 2.1% of GDP (3.3% without considering the IMF SDRs delivered in September 2021).
2020
During 2020 economic activity measured by GDP fell 9.9% compared to 2019. The activity was negatively impacted by the
Covid-19
pandemic, particularly during the second quarter of the year.
With respect to the labor market, in 2020 there was an increase in the average unemployment rate to 11.4%, compared to 9.8% in 2019, primarily due to the lockdown measures adopted as a result of the
Covid-19
pandemic
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
The trade surplus in 2019 was US$15.9 billion, showing a strong correction compared to the trade deficit of US$3.8 billion in the previous year.
Effects of Recent Regulatory Changes on BBVA Argentina
Below is a summary of the main rules and regulations enacted during 2020 and 2021 which are mainly related to the crisis triggered by the
Covid-19
pandemic.
Debtors’ Classification and Allowances (BCRA GAAP only – does not affect the Consolidated Financial Statements)
On March 19, 2020, the Central Bank issued Communication “A” 6938, temporarily easing the criteria to classify banks’ debtors established in the “Debtors’ Classification” rules. Accordingly, the admissible arrears level for classification in levels 1, 2 and 3 was increased by 60 days for the commercial as well as for the consumer and housing loan portfolios. This measure, originally effective until September 30, 2020, was subsequently extended until March 31, 2021. By means of communication “A” 7245 dated March 2021, the Central Bank established a gradual transition schedule in the admissible arrears level of classification that ended on June 1, 2021, when it went back to the previous criteria.
Concurrently, the “Special Tracking” category was included into the classification as level 2, for debtors receiving refinancing for the first time in the calendar year and who had settled the first installment. The applicable regulatory allowances for this category are set at 8% and 16% (with or without preferred guarantees, respectively).

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
IFRS9 Impairment guidelines (BCRA GAAP only – does not affect the Consolidated Financial Statements)
Only for Group “B” and “C” financial institutions, the adoption of the impairment guidelines set forth in IFRS 9 was postponed until January 1, 2022 (Communication “A” 7181). Subsequently, communication “A” 7427 dated December 23, 2021 gave “B” and “C” Group entities the option to postpone this adoption until January 1, 2023.
New Financing Lines
In response to the crisis triggered by the
Covid-19
pandemic, the Central Bank adopted a set of credit stimulus measures aimed at the most vulnerable sectors, primarily, micro, small and medium-sized
companies (“MSMEs”) and the self-employed. With the exception of the credit lines for MSME’s Productive Investment which are still in effect, these measures ceased on November 6, 2020. The main characteristics of the new financing lines are described below:

•	24% Credit Lines for MSMEs:
In an attempt to channel resources to the most badly hit sectors, since March 2020, the Central Bank has established a credit line for MSMEs and health service providers at a maximum annual interest rate of 24%, which proceeds are used to pay wages, meet working capital needs, and cash deferred checks. In order to strengthen the financials institution’s capacity to lend, the Central Bank mandated them to unwind a portion of their LELIQ position. In addition, the minimum cash requirement of financial institutions offering these credit lines until November 5, 2020 was reduced by 40% of the aggregate amount being lent by the relevant financial institution under these credit lines (Communication “A” 6937, Communication “A” 6943, Communication “A” 7006 and Communication “A” 7157).

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
In October 2020, the Central Bank issued Communication “A” 7140 approving the rules on the new “Credit Line for MSMEs’ Productive Investment” which proceeds are used to:

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

For these credit lines, financial institutions were required to maintain a regulatory quota equal to 7.5% of their non-financial
private sector deposits (measured in terms of the monthly average of daily balances as of September 2020) until March 31, 2021. For the Bank, that quota was equal to Ps.19,730,132 thousand. At least 30% of the quota was to be used for investment projects (for purposes of that calculation, entities may include up to 100% of the amount of import finance facilities and credit lines disbursed as of October 16, 2020 to meet working capital needs and cash deferred checks – Communication “A” 7161 and Communication “A” 7197 and Communication “A” 7227). In addition, credit lines for investment projects are subject to a reduced cash requirement equal to 14% of the aggregate amount being lent, effective from November 1, 2020.

From April 1, 2021, in the event of a quota shortfall, the minimum cash requirement needed to be increased by an amount equal to 1.2 times the shortfall for a five-month term.
Effective from April 1, 2021 to September 30, 2021 a “2021 quota” was established by Communication “A” 7240 (7.5% of non-financial
private sector deposits measured in terms of the monthly average of daily balances as of March 2021). From October 1, 2021, in case of a quota shortfall, the minimum cash requirement needed to be increased by an amount equal to 1.1 times the shortfall for a six-month
term.
Effective from October 1, 2021 to March 31, 2022, the “2022 quota” is established under the same conditions as the “2021 quota”. In this case, the mandatory quota is measured considering the monthly average of daily balances as of September 2021 (Communication “A” 7369). From April 1, 2022, in case of a quota shortfall, the minimum cash requirement needs to be increased by an amount equal to 1.1 times the shortfall for a six-month
term.

•	Zero-rate Credit Lines—Small taxpayers and self-employed individuals:
As part of the household credit stimulus measures, in April 2020, the executive branch and the Central Bank established a zero-rate
credit line for small taxpayers and self-employed individuals (Decree No. 376/20 and Communication “A” 6993).
Financial institutions are required to grant a
zero-rate
credit line to all applicants within two business days from the application (subject to the list of potential beneficiaries issued by AFIP). The credit line must be credited in the applicants’ credit cards in three monthly, equal and consecutive installments for a maximum amount of Ps.150,000 depending on the taxpayer category, and is repayable in 12 equal installments, with a
6-month
grace period. 15% of the rate is covered by the FONDEP. In addition, these credit lines are guaranteed by the FoGAr. Financial institutions offering these credit lines until November 5, 2020 benefit from a reduced minimum cash requirement equal to 60% of the aggregate amount being lent by the relevant financial institution under these credit lines (Communication “A” 7157).

•	Zero-rate Credit Lines 2021 (Decree 512/2021)—Small taxpayers:
By means of Communication “A” 7342, financial institutions are required to grant these zero-rate
credit lines to all applicants under the same conditions as those included in the paragraph above and in a single installment

•	Zero-rate Credit Lines—Individuals engaged in cultural activities:
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
Financial institutions are required to provide “subsidized credit lines” to all applicant businesses, provided they are included in the list of beneficiaries published by AFIP. Proceeds from these credit lines are directly credited to workers’ payroll accounts within 5 business days from application. The interest rate is determined on the basis of the year-on-year
changes in the applicant business’ revenues. The difference between an annual nominal rate of 15% and the rate payable by borrower is covered by FONDEP. In addition, these credit lines are guaranteed by FoGAr. Financial institutions offering these credit lines until November 5, 2020 benefit from a reduced minimum cash requirement equal to 60% of the aggregate amount being lent by the relevant financial institution under these credit lines. Starting from November 6, 2020, financial institutions offering these credit lines will benefit from a reduced minimum cash requirement equal to (i) 24% of the aggregate amount being lent by the relevant financial institution at an annual interest of 27% and (ii) and 7% of the aggregate amount being lent by the relevant financial institution at an annual interest of 33%. (Communication “A” 7082 and Communication “A” 7157). Applicable to wages accrued from August to December 2020.

•	Home Mortgage Loans and UVA-linked Secured Loans (Decrees No. 319/2020 and 767/2020 and Communication “B” 12099)
By means of Decree No. 319/2020, the executive branch provided that, in view of the mandatory lockdown measures implemented as a result of the
Covid-19
pandemic, monthly payments in respect of home mortgage loans had to remain at the same amount as in March 2020 until September 30, 2020. The difference between the amount of the effective payments and the actual accrued amount could be settled in, at least, three monthly, equal and consecutive payments commencing in October 2020 without being subject to interest accrual due to the deferred payment. Any payment defaults until September 30, 2020 could be settled in three installments, at compensatory interest only, up until December 31, 2020.
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
By means of Communication “A” 6949, the Central Bank established that outstanding balances of credit lines granted by financial institutions with installments falling due between April 1 and June 30, 2020 (postponed until March 31, 2021) would not accrue late-payment interest, and any unpaid installments would be payable at the end of the credit life (except for credit cards). The same treatment is applied to unpaid installments falling due from May 14, 2021 of credit assistance granted to clients covered by the “REPRO II Program” (Communication “A” 7285).

•	Outstanding Credit Card Balances
Pursuant to Communication “A” 6964, the Central Bank provided that financial institutions were required to automatically refinance unpaid credit card balances due between April 13, 2020 and April 30, 2020, deferring payment within one year, with a three-month grace period, in nine equal, monthly and consecutive installments, at an annual nominal rate of 43%. The same treatment is afforded to unpaid balances due from September 1, 2020 to September 30, 2020, except that accrued compensatory interest may not exceed an annual nominal rate of 40% (Communication “A” 7095).
The Central Bank established a limit of up to 43% for credit card financing rates (in March 2020, the rate was capped at 55% and then reduced to 49% and subsequently to 43%) (Communication “A” 7181). Effective as of February 2021, the limited rate of 43% applies up to Ps.200,000 of the total financed amount (Communication “A” 7198).
Minimum Cash Rules

•	Minimum Cash Requirement:
The Central Bank has eased reserve requirements for financial institutions that extend credit lines to MSMEs and to small-taxpayers and self-employed individuals at the established maximum interest rates.
The minimum cash requirement was reduced by an amount in pesos equal to 30% of the aggregate amount being lent by the relevant financial institution under credit lines granted to MSMEs, as defined in the “Criteria to qualify as a micro, small and medium-sized
enterprise”, subject to:

•	a maximum annual nominal rate of 40% up to February 16, 2020 (which could be applied until repayment) (Communication “A” 6858).

•	a maximum fixed annual nominal rate of 35% from February 17, 2020 (Communication “A” 6901).

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
The minimum cash requirement was reduced by an amount in pesos equal to 40% of the aggregate amount being lent by the relevant financial institution under credit lines at an annual nominal rate of up to 24% for the following purposes: (i) MSMEs, provided that at least 50% of the aggregate amount of such credit lines is allocated to working capital loans and health service providers, and to purchase medical supplies and equipment; and
(ii) non-MSME
customers, to the extent the aggregate amount of such credit lines is used to purchase machinery and equipment manufactured by local MSMEs (Communication “A” 6937). Credit lines granted on or after November 6, 2020 are considered voluntary and may not be deducted from the requirement (Communication “A” 7157).

•	Special Deduction under Decree No. 332/2020 (as amended):
The minimum cash requirement was reduced by an amount equal to:

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
The minimum cash requirement was reduced by an amount equal to 14% of the aggregate amount being lent by the relevant financial institution under credit lines at an annual nominal rate of up to 30% and intended for financing productive investment projects, as measured in terms of the monthly average of daily balances for the previous month (Communication “A” 7161).

•	Special Deduction under Decree No. 512/2021:
The minimum cash requirement was reduced by an amount equal to 60% of total “Zero-rate Credit Lines 2021” introduced by Decree No 512/2021 for small taxpayers.

•	Special Deduction for financial institutions offering the Universal Free Account (Cuenta gratuita universal, CGU) both online and in person – Communication “A” 7254:
The minimum cash requirement may be reduced in terms of:

i)
The aggregate amount being lent under credit lines granted to individuals and MSMEs not reported by financial institutions to the Financial System’s Central Credit Database in December 2020, and agreed at an annual nominal rate of up to 43%.

ii)	The growth rate recorded in the use of electronic media through individual sight accounts (deduction between 0.25% and 0.75%).

iii)	The use of ECHEQs and MSMEs’ electronic credit invoices. This deduction shall not be higher than 0.75% of the average items in pesos subject to the requirement.

iv)	The use of ATMs (deduction between 0.25% and 0.50%)

This deduction may not exceed 3% of the average items in pesos subject to the requirement of the month preceding the date of calculation.

•	Payment of Minimum Cash Requirement:
With regards to the payment of the minimum cash requirement, the Central Bank, by means of Communication “A” 7016, provided that financial institutions included in Group “A” (such as the Bank) may pay the minimum cash requirement -for the period and daily -in pesos, out of “fixed-rate Treasury Bonds in pesos due in May 2022”. Bonds used to pay the minimum cash requirement in pesos will be excluded from the limits set forth in the rules on “Financing to the non-financial
public sector”. Effective since May 18, 2020, financial institutions may pay their minimum cash requirements in pesos entirely out of Central Bank’s bills (LELIQ)—except to the extent of the maximum proportion allowed to be paid in out of “fixed-rate Treasury bonds in pesos”—in respect for time deposits and term investments from the non-financial
private and public sectors (Communication “A” 7018). Effective since June 1, 2021, financial institutions may also integrate their minimum local currency cash requirements, with treasury bonds in pesos (which are currently allowed to be paid out of LELIQ).

•	Joint calculation:
Effective since June 18, 2020, the Central Bank enacted Communication “A” 7046 abrogating the joint calculation of minimum cash positions in pesos for the periods July/August and December of any given year to January of the following year, as set forth in the minimum cash requirements rules.
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

•
The lower of the amount of the decrease in the average minimum cash requirement in pesos set forth in section 1.5.5. of the minimum cash requirements rules, or 4% of the aggregate amount of the items subject to the minimum cash requirement.

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

On July 30, 2020, by means of Communication “A” 7077, the Central Bank modified the increase in LELIQ net position, effective August 1, 2020, increasing the limit by an amount equal to the positive difference between the global net foreign currency position cash limit (the higher of US$2.5 billion or 4% of the previous month’s RPC) and the monthly average of daily balance of the observed cash position, or zero, if negative. Effective since April 2021, this increase is limited to a percentage, set according to a table published by the Central Bank (communication “A” 7265). Finally, from December 1, 2021 the global net foreign currency cash position was limited to 0 (zero), therefore the aforementioned increase in LELIQ net position ceased to apply, (Communication “A” 7405).
Also on July 30, 2020, the Central Bank issued Communication “A” 7078 providing that, effective from September 1, 2020, the LELIQ net surplus position would be increased to an amount equal to 13% of the monthly average of the previous month’s daily balances of deposits of up to Ps.1 million captured at the established minimum rate.
Finally, by means of Communication “A” 7122 dated October 1, 2020 the Central Bank provided that financial institutions are required to reduce their surplus net position of LELIQs by 20 percentage points compared to the position recorded in September 2020.
Reporting Obligations—Extended Terms
The Central Bank has decided to extend the term to file interim financial statements for the periods ended March 2020 onwards to 70 days after the end of the reporting period (Communication “A” 7195). Furthermore, the Argentine Securities Commission (CNV), by means of General Resolution No. 842/2020 dated June 2020, provided that financial statements of entities subject to the Financial Institutions Law would be filed within the deadlines established by the Central Bank.
Similarly, the Central Bank extended the term to comply with monthly reporting obligations to the last business day of the subsequent month from July up to and including December 2020 (Communication “A” 7136).
By means of Communications “A” 7276 and 7365, the Central Bank extended the term to file financial statements during 2021 to 60 days to file interim financial statements and 70 days to file the annual financial statements.
Profit Distribution and Remote Meetings
The Central Bank suspended the distribution of profits by financial institutions until June 30, 2020. Such term was then extended until December 31, 2020, again until June 30, 2021, and finally until December 31, 2021 (Communication “A” 6939, Communication “A” 7035, Communication “A” 7181 and Communication “A” 7312).
Pursuant to Communication “A” 7421 dated December 16, 2021, the Central Bank enabled financial entities, from January 1, 2022 to December 31, 2022, to distribute dividends for up to 20% of their “distributable profit”. Financial entities, having the previous authorization of the Central Bank, must make this distribution in 12 equal, monthly and consecutive installments.
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

Communication “A” 7001 also restricts blue-chip swap and its local equivalent (known as “Dollar Bolsa”) transactions. A sworn statement is required for currency outflows through the exchange market attesting that no sale of securities with settlement in foreign currency has been completed in the past, or will be carried out in the next 30 days (which term was extended to 90 days under Communication “A” 7030 dated May 28, 2020). Furthermore, the threshold that triggers entities’ reporting obligation, known as “advance notice of exchange transactions”, was reduced from US$2 million to US$500,000 (since October 16, 2020, US$50,000 and since October 6, 2021, US$10,000) (Communication “A” 7138 and Communication “A” 7375).
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
By means of Communication “A” 7106 dated September 15, 2020, even though the US$200 limit individuals could buy per month was maintained, effective September 1, 2020 payments for foreign currency-denominated purchases made abroad with credit or debit cards would be considered within such limit (any excess would be deducted from the subsequent months’ limit). Communication “A” 7106 further stated that individuals who had refinanced outstanding credit card balances (Communication “A” 6949) and/or who had benefitted from frozen installments (Decree No. 319/20) could not access the exchange market, or otherwise engage in transactions or complete sales of securities in the country to be settled in foreign currency or transfer such securities to foreign depositary institutions, until the total payment of the outstanding balances or for as long as the benefit is in place, as the case may be. This communication also established the requirement to submit a refinancing plan to the BCRA for those who recorded scheduled capital maturities between October 15, 2020 and March 31, 2021 based on the following criteria:

•	Access to the MULC (“ Mercado Único y Libre de Cambio ”, in Spanish) in the original term for up to 40% of the expiring capital;

•	Rest refinanced with an average life of at least 2 years; and

•	Applicable to amounts greater than US$1 million per month.
This requirement was extended to those who register capital maturities for amounts greater than US$2 million per month between April, 1 2021 and June 30, 2022 through Communication “A” 7230 and “A” 7416.
Since November 26, 2021, purchases of air tickets, hotel accommodation, or any tourist service provided abroad, are forbidden to be paid through local credit cards installments.
On the other hand, the AFIP, by means of General Ruling 4815/2020 dated September 16, 2020, established a mechanism to collect prepayments creditable against income tax and personal asset tax at the 35% rate applicable to transactions liable to the tax locally known as “PAIS” (formation of external assets by individuals and foreign currency-denominated purchases with debt and credit cards). The measures seek to discourage individuals’ demand for foreign currency for saving purposes and credit card spending.
Other Regulations

•	Minimum Capital Requirements
By means of Communication “A” 6940 dated March 20, 2020, and effective since April 1, 2020, the Central Bank established a new credit risk weighting for credit card purchases made abroad (1,250%).
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
In order to encourage savings in pesos, by means of Communication “A” 6980 dated April 16, 2020 and effective since April 20, 2020, the Central Bank provided that entities should pay a minimum interest rate on individuals’ time-deposits of up to Ps.1 million not adjustable by UVA or UVI (“
Unidad de Vivienda
”, in Spanish) based on a percentage of the LELIQ rate.
On May 14, 2020, by means of Communication “A” 7018, the Central Bank established that the minimum rate would apply to all deposits from the non-financial
private sector. The Central Bank also provided that, effective since May 18, 2020 only such individuals engaged in the agricultural business would be able to make time deposits at a variable rate linked to the price of grains or oilseeds for a maximum amount equal to two times the amount of their sales from November 1, 2019 to date.
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

By means of Communication “A” 7003 dated May 7, 2020, the Central Bank provided that any change in the positive net global position arising from exchange transactions allowed by the executive branch could only be covered with any of the applications set forth in the “Credit Policy” (export financing or Central Bank’s instruments in foreign currency) or with foreign currency forward transactions to be settled in pesos. It further established that any shortage in foreign currency resources arising from exchange transactions would not be subject to an equal increase in the minimum cash requirement, which could not be offset through the purchase of foreign currency. Finally, the Central Bank’s previous consent is required to access the exchange market for the early payment of credit lines in foreign currency granted by local financial institutions, other than for the payment of credit card purchases in foreign currency.
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
Effective since December 1, 2021, and by means of Communication “A” 7405, the Central Bank established that the positive net global cash position in foreign currency shall not be over 0% of the RPC.
By means of Communication “A” 7417, the Central Bank established that, when calculating the cash position in foreign currency, entities must deduct the equivalent of five days of consumption of the credit card guaranteed balance for operations abroad.
Critical Accounting Policies
The Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 were prepared by the Bank’s directors in compliance with IFRS-IASB, and by applying the basis of consolidation, accounting policies and measurement bases described in Notes 2 and 5 to the Consolidated Financial Statements, so that they present fairly the Bank’s total equity and financial position as of December 31, 2021 and 2020, and its results of operations and consolidated cash flows for the years ended December 31, 2021, 2020 and 2019.
In preparing the Consolidated Financial Statements, estimates were made in order to recognize and measure the assets, liabilities, income, expenses and commitments reported therein. These estimates relate mainly to the following:

•	The loss allowance of certain financial assets.

•	The fair value of certain unlisted financial assets and liabilities.

•	Derivatives and other future transactions.

•	The availability of future taxable profit against which deferred tax assets.

•	The assumptions used to measure other provisions.

Although these estimates were made on the basis of the best information available as of December 31, 2021 and 2020 respectively, events that take place in the future might make it necessary to revise these estimates (upwards or downwards) in coming years.
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
The fair value of an asset or a liability on a given date is taken to be the price that would be received upon the sale of an asset, or paid upon the transfer of a liability in an orderly transaction between market participants at the measurement date. The most objective and common reference for the fair value of an asset or a liability is the price that would be paid for it on an organized, transparent and active market (“
quoted price
” or “
market price
”).
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
We are subject to proceedings, lawsuits and other claims related to labor, commercial, civil and other matters. We make determinations of the amount of provisions required, if any, for these contingencies after a careful analysis of each individual issue. The required provisions may change in the future due to new developments in each matter or changes in the settlement strategy.

A.	Operating Results
The Consolidated Financial Statements have been prepared in accordance with IFRS-IASB.
Results of Operations for the Fiscal Years Ended December 31, 2021, 2020 and 2019
Overview
The table below shows the Bank’s consolidated statements of profit or loss and comprehensive income for 2021, 2020 and 2019.

	Year ended December 31,			Variation
	2021	2020	2019	2021 vs 2020		2020 vs 2019
	(in thousands of pesos) (1)

Interest income	214,762,250	178,900,146	236,024,414	35,862,104	20.0%	(57,124,268)	(24.2)%
Interest expenses	(91,409,079)	(62,598,337)	(99,807,294)	(28,810,742)	46.0%	37,208,957	(37.3)%

NET INTEREST INCOME	123,353,171	116,301,809	136,217,120	7,051,362	6.1%	(19,915,311)	(14.6)%

Fee and commission income	40,105,861	35,717,584	36,190,015	4,388,277	12.3%	(472,431)	(1.3)%
Fee and commission expense	(16,438,368)	(17,242,412)	(19,383,702)	804,044	(4.7)%	2,141,290	(11.0)%
Gains on financial assets and liabilities at fair value through profit or loss, net	4,022,989	16,964,495	23,553,653	(12,941,506)	(76.3)%	(6,589,158)	(28.0)%
Losses on derecognition of financial assets not measured at fair value through profit or loss, net	(122,297)	(3,486,536)	(122,073)	3,364,239	(96.5)%	(3,364,463)	2756.1%
Exchange differences, net	5,539,573	9,400,228	21,171,702	(3,860,655)	(41.1)%	(11,771,474)	(55.6)%
Other operating income	8,195,927	9,544,009	18,086,138	(1,348,082)	(14.1)%	(8,542,129)	(47.2)%
Other operating expenses	(27,097,585)	(23,532,125)	(33,250,064)	(3,565,460)	15.2%	9,717,939	(29.2)%

GROSS INCOME	137,559,271	143,667,052	182,462,789	(6,107,781)	(4.3)%	(38,795,737)	(21.3)%

Administration costs	(63,744,222)	(59,076,387)	(62,985,110)	(4,667,835)	7.9%	3,908,723	(6.2)%

Personnel benefits	(31,377,478)	(30,760,593)	(34,261,425)	(616,885)	2.0%	3,500,832	(10.2)%
Other administrative expenses	(32,366,744)	(28,315,794)	(28,723,685)	(4,050,950)	14.3%	407,891	(1.4)%

Depreciation and amortization	(5,581,759)	(6,137,257)	(8,646,719)	555,498	(9.1)%	2,509,462	(29.0)%
Impairment of financial assets	(12,772,677)	(17,909,011)	(32,370,076)	5,136,334	(28.7)%	14,461,065	(44.7)%

	Year ended December 31,			Variation
	2021	2020	2019	2021 vs 2020		2020 vs 2019
	(in thousands of pesos) (1)

Loss on net monetary position	(41,427,107)	(33,621,975)	(41,537,394)	(7,805,132)	23.2%	7,915,419	(19.1)%

NET OPERATING INCOME	14,033,506	26,922,422	36,923,490	(12,888,916)	(47.9)%	(10,001,068)	(27.1)%

Share of profit of equity accounted investees	(56,233)	402,368	263,275	(458,601)	(114.0)%	139,093	52.8%

PROFIT BEFORE TAX	13,977,273	27,324,790	37,186,765	(13,347,517)	(48.8)%	(9,861,975)	(26.5)%

Income tax expense	(4,621,583)	(12,126,790)	(4,258,154)	7,505,207	(61.9)%	(7,868,636)	184.8%

PROFIT FOR THE YEAR	9,355,690	15,198,000	32,928,611	(5,842,310)	(38.4)%	(17,730,611)	(53.8)%

Attributable to owners of the Bank	9,398,606	15,171,190	32,935,417	(5,772,584)	(38)%	(17,764,227)	(53.9)%
Attributable to non-controlling interest	(42,916)	26,810	(6,806)	(69,726)	(260.1)%	33,616	(493.9)%

PROFIT FOR THE YEAR	9,355,690	15,198,000	32,928,611	(5,842,310)	(38.4)%	(17,730,611)	(53.8)%

Items that are or may be subsequently reclassified to profit or loss

Fair value changes for financial instruments at fair value through other comprehensive income (FVOCI)
Profit (loss) for the year for financial instruments at fair value through other comprehensive income (FVOCI)	(977,342)	7,648,592	(1,913,873)	(8,625,934)	(112.8)%	9,562,465	(499.6)%
Adjustment for reclassifications in the year	107,002	3,486,536	122,063	(3,379,534)	(96.9)%	3,364,473	2,756.3%
Related income tax	(2,625,558)	(3,124,942)	2,959,702	499,384	(16.0)%	(6,084,644)	(205.6)%

	3,495,898	8,010,186	1,167,892	(11,506,084)	(143.6)%	6,842,294	585.9%

Share in other comprehensive income (OCI) from investees at equity method
Loss for the year for the share in OCI from associates at equity-method	(3,563)	(144,442)	(304,703)	140,879	(97.5)%	160,261	(52.6)%

	(3,563)	(144,442)	(304,703)	140,879	(97.5)%	160,261	(52.6)%

Fair value changes for hedging instruments—Cash flow hedge
Loss for the year for hedging instruments	—	—	(50,537)	—	—	50,537	(100.0)%
Related income tax	—	—	12,788	—	—	(12,788)	(100.0)%

	—	—	(37,749)	—	—	37,749	(100.0)%

Items that will not be reclassified to profit or loss

Fair value changes for equity instruments at fair value through other comprehensive income (FVOCI)
Profit (Loss) for the year for equity instruments at fair value through other comprehensive income (FVOCI)	2,204	(13,799)	7,734	16,003	(116.0)%	(21,533)	(278.4)%
Related income tax	—	2,706	(2,320)	(2,706)	(100.0)%	5,026	(216.6)%
	2,204	(11,093)	5,414	13,297	(119,9)%	(16,507)	(304,9)%

	Year ended December 31,			Variation
	2021	2020	2019	2021 vs 2020		2020 vs 2019
	(in thousands of pesos) (1)

Other comprehensive income, net of tax	(3,497,257)	7,854,651	830,854	(11,351,908)	(144.5)%	7,023,797	845.4%
Total comprehensive income for the year	5,858,433	23,052,651	33,759,465	(17,194,218)	(74.6)%	(10,706,814)	(31.7)%

COMPREHENSIVE INCOME (LOSS):
Attributable to owners of the Bank	5,901,349	23,025,844	33,785,152	(17,124,495)	(74.4)%	(10,759,308)	(31.8)%
Attributable to non-controlling interests	(42,916)	26,807	(25,687)	(69,723)	(260.1)%	52,494	(204.4)%

OTHER:
Profit for the year attributable to owners of the Bank per ordinary share (2)(3)	15.34	24.76	53.76
Profit for the year attributable to owners of the Bank per ADS (2)(3)(5)	46.02	74.28	161.28
Diluted profit for the year attributable to owners of the Bank per ordinary share (2)(3)	15.34	24.76	53.76
Diluted profit for the year attributable to owners of the Bank per ADS (2)(3)(5)	46.02	74.28	161.28
Declared dividends per ordinary share (2)(3)(4)	—	25.68448	38.29306
Declared dividends per ordinary share (in US$)	—	0.27743	0.8502
Declared dividends per ADS (2)(3)(4)(5)	—	77.0534	114.8792
Declared dividends per ADS (in US$)	—	0.8323	2.551
Net operating income per ordinary share (2)(3)	22.91	43.94	60.27
Net operating income per ADS (2)(3)(5)	68.73	131.82	180.81
Average ordinary shares outstanding (000s) (3)	612,671	612,671	612,671

(1)
Except percentages, declared dividends per ordinary share (in US$), declared dividends per ADS (in US$), net operating income per ordinary share and net operating income per ADS data and financial ratios.

(2)	Based on the average number of ordinary shares outstanding during the year.
(3)
The average number of ordinary shares outstanding during a year was computed as the average number of shares outstanding during the twelve months taking into account the outstanding amounts as of the end of each month.

(4)
On March 3, 2022, the Board of Directors resolved not to propose for shareholder approval at the next ordinary and extraordinary shareholders’ meeting, to be held on April 29, 2022, a distribution of cash dividends. For the fiscal year ended December 31, 2020, the dividends in cash declared at the ordinary and extraordinary shareholders’ meetings held on April 20, 2021 and November 3, 2021 were Ps.7,000 million (nominal value) and Ps.6,500 million (nominal value), respectively. For the fiscal year ended December 31, 2019, the dividends in cash declared at the ordinary and extraordinary shareholders’ meetings held on May 15, 2020 and November 20, 2020 were Ps.2,500 million (nominal value) and Ps.12,000 million (nominal value), respectively. Dividends per ordinary share for each year are calculated taking into account dividends declared in such year and the number of outstanding shares at the end of such year. BCRA Communication “A” 6886, in force since January 31, 2020, provides that financial institutions must have the prior authorization of the Central Bank for the distribution of their results. Subsequently, BCRA issued Communication “A” 7312 whereby financial institutions were not allowed to distribute dividends until at least December 31, 2021. Pursuant to Communication “A” 7421 dated December 16, 2021, the Central Bank enabled financial entities, from January 1, 2022 to December 31, 2022, to distribute dividends for up to 20% of their “distributable profit”. Financial entities, having the previous authorization of the Central Bank, must make this distribution in 12 equal, monthly and consecutive installments.

(5)	Each ADS represents three ordinary shares.
The changes in our consolidated statement of profit or loss for 2021, 2020 and 2019 were as follows:
Interest income
The components of our interest income are reflected in the following table.

	Year ended December 31,			Variation
	2021	2020	2019	2021 vs 2020		2020 vs 2019
	(in thousands of pesos, except percentages)

Interest on loans to financial institutions	945,019	1,822,504	5,585,522	(877,485)	(48.1)%	(3,763,018)	(67.4)%

	Year ended December 31,			Variation
	2021	2020	2019	2021 vs 2020		2020 vs 2019
	(in thousands of pesos, except percentages)

Interest from overdrafts	8,467,937	16,323,560	20,890,008	(7,855,623)	(48.1)%	(4,566,448)	(21.9)%
Interest from commercial papers	14,704,772	15,370,046	22,718,311	(665,274)	(4.3)%	(7,348,265)	(32.3)%
Interest from mortgage loans	1,721,489	1,406,508	2,853,701	314,981	22.4%	(1,447,193)	(50.7)%
Interest from car loans	5,569,849	4,520,700	2,977,629	1,049,149	23.2%	1,543,071	51.8%
Interest from credit card loans	25,555,702	28,237,184	43,254,269	(2,681,482)	(9.5)%	(15,017,085)	(34.7)%
Interest from financial leases	957,071	817,102	1,209,718	139,969	17.1%	(392,616)	(32.5)%
Interest from consumer loans	14,541,326	14,433,958	18,567,571	107,368	0.7%	(4,133,613)	(22.3)%
Interest from other loans	16,980,842	17,010,427	11,135,173	(29,585)	(0.2)%	5,875,254	52.8%
Premium for reverse repurchase agreements	37,601,941	7,481,314	3,717,583	30,120,627	402.6%	3,763,731	101.2%
Interest from government securities	53,452,622	50,813,144	74,109,634	2,639,478	5.2%	(23,296,490)	(31.4)%
Interest from private securities	156,705	34,890	22,029	121,815	349.1%	12,861	58.4%
Interest from loans for the prefinancing and financing of exports	978,592	2,157,608	6,483,647	(1,179,016)	(54.6)%	(4,326,039)	(66.7)%
Stabilization Coefficient (CER) clause adjustment	18,319,527	3,844,224	163,733	14,475,303	376.5%	3,680,491	2,247.9%
UVA clause adjustment (1)	13,943,778	13,935,893	22,319,438	7,885	0.1%	(8,383,545)	(37.6)%
Other financial income	865,078	691,084	16,448	173,994	25.2%	674,636	4,101.6%

	214,762,250	178,900,146	236,024,414	35,862,104	20.0%	(57,124,268)	(24.2)%

(1)
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

The Bank’s interest income increased in 2021 compared to 2020 primarily due to an increase in premium for reverse repurchase agreements, mainly due to a high level of deposits and an increase in the Stabilization Coefficient (CER) clause adjustment, primarily on income from government securities linked to such index, which was partially offset by a decrease in interest from overdrafts and interest from credit card loans mainly due to a lower portfolio of these two financial products compared to the previous year.
The Bank’s interest income decreased in 2020 compared to 2019 primarily due to a decrease in interest from government securities (principally instruments issued by the Argentine Central Bank) mainly due to a lower average nominal rate of return or amounts invested in BCRA liquidity instruments (LELIQ) and lower volumes, and a decrease in interest from credit card loans (mainly from the VISA brand), which was partially offset by an increase in interest from other loans, and an increase in premium from reverse repurchase agreements.
The variation in the interest component of interest income for the year ended December 31, 2021 resulted mostly from an increase in the average volume of interest earning assets partially offset by a decrease in the average real rates of interest-earning assets.
The variation in the interest component of interest income for the year ended December 31, 2020 resulted mostly from both a decrease in the average real rates of interest-earning assets and a decrease in the average volume of interest earning assets.
The following table sets forth the changes in the interest component of interest and other income due to increases or decreases in the volume of interest-earning assets and increases or decreases in the average real rates of interest-earning assets.

	December 31, 2021 vs. December 31, 2020 Increase (Decrease)	December 31, 2020 vs. December 31, 2019 Increase (Decrease)
Change in interest income due to change in:	(in thousands of pesos)
the volume of interest-earning assets	65,144,339	(24,784,316)
average real rates of interest-earning assets	(29,282,239)	(32,339,778)

Net Change	35,862,100	(57,124,094)

Interest expenses
The components of our interest expenses are reflected in the following table.

	Year ended December 31,			Variation
	2021	2020	2019	2021 vs 2020		2020 vs 2019
	(in thousands of pesos, except percentages)

Savings accounts deposits	14,324,564	4,075,668	5,660,029	10,248,896	251.5%	(1,584,361)	(28.0)%
Time deposits	68,377,573	50,167,009	79,748,573	18,210,564	36.3%	(29,581,564)	(37.1)%
Bank loans	2,668,167	2,105,609	1,856,947	562,558	26.7%	248,662	13.4%
Other liabilities	844,125	4,018,706	8,646,451	(3,174,581)	(79.0)%	(4,627,745)	(53.5)%
Premium for reverse repurchase agreements	2,831	—	5,430	2,831	—	(5,430)	(100.0)%
UVA clause adjustment	4,723,875	1,526,223	3,164,299	3,197,652	209.5%	(1,638,076)	(51.8)%
Interest on the lease liability	463,673	563,784	652,895	(100,111)	(17.8)%	(89,111)	(13.6)%
Other	4,271	141,338	72,670	(137,067)	(97.0)%	68,668	94.5%

	91,409,079	62,598,337	99,807,294	28,810,742	46.0%	(37,208,957)	(37.3)%

The Bank’s interest expenses increased in 2021 compared to 2020 primarily due to an increase in interest expenses from time deposits, mainly due to a higher volume of expenses related to the wholesale sector and an increase in interest expenses from savings accounts deposits due to an increase in the volume of savings deposits, which were partially offset by a decrease in interest expenses from other liabilities mainly due to the amortization of the last class of corporate bonds issued by the Bank in December 2020.
The Bank’s interest expenses decreased in 2020 compared to 2019 primarily due to a decrease in interest expenses on time deposits (mainly due to a decrease in the volume of these products) and, to a significant lesser extent, a decrease in interest on other liabilities (mainly corporate bonds and loans for export and import activities), the effect of the UVA clause adjustment and a decrease in savings account deposits.
The variation in the interest component of interest expenses for the year ended December 31, 2021 resulted mostly from an increase in the average volume of interest-bearing liabilities and, to a significant lesser extent, an increase in average real rates of interest-bearing liabilities.
The variation in interest component of interest expenses for the year ended December 31, 2020 reflected a decrease in the average real rates of interest-bearing liabilities and a decrease in the average volume of interest-bearing liabilities.
The following table sets forth the changes in the interest component of interest expenses due to increases or decreases in the volume of interest-bearing liabilities and increases or decreases in the average nominal rates of interest-bearing liabilities.

	December 31, 2021 vs. December 31, 2020 Increase (Decrease)	December 31, 2020 vs. December 31, 2019 Increase (Decrease)
Change in interest expenses due to change in:	(in thousands of pesos)
the volume of interest-bearing liabilities	26,083,489	(17,367,085)
average real rates of interest-bearing liabilities	2,263,579	(19,841,798)

Net Change	28,347,068	(37,208,883)

Net interest income
The following table sets forth the changes in the components of our net interest income for the periods discussed herein:

	December 31, 2021 vs. December 31, 2020 Increase (Decrease)	December 31, 2020 vs. December 31, 2019 Increase (Decrease)
Net interest income due to changes in:	(in thousands of pesos)
the volume of interest-earning assets and interest-bearing liabilities	39,060,850	(7,417,231)
average real rates of interest-earning assets and interest-bearing liabilities	(31,545,818)	(12,497,980)

Net Change	7,515,032	(19,915,211)

The changes in net interest income are due to the changes in interest income and interest expense as explained above.
See
“Item 4. Information on the Company—E. Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities”
and
“Item 4. Information on the Company—E. Selected Statistical Information—Interest-Earning Assets: Net Interest Margin and Spread”.
Fee and commission income
The following table provides a breakdown of our fee and commission income by category.

	Year ended December 31,			Variation
	2021	2020	2019	2021 vs 2020		2020 vs 2019
	(in thousands of pesos, except percentages)

Linked to deposits	16,844,265	18,132,925	23,585,691	(1,288,660)	(7.1)%	(5,452,766)	(23.1)%
Linked to credit cards	18,643,207	12,942,810	7,791,463	5,700,397	44.0%	5,151,347	66.1%
Linked to securities	579,338	485,407	251,412	93,931	19.4%	233,995	93.1%
From guarantees granted	9,400	5,767	4,116	3,633	63.0%	1,651	40.1%
Insurance agent fee	1,971,832	2,170,045	2,332,293	(198,213)	(9.1)%	(162,248)	(7.0)%
From foreign currency transactions	2,057,819	1,980,630	2,225,040	77,189	3.9%	(244,410)	(11.0)%

	40,105,861	35,717,584	36,190,015	4,388,277	12.3%	(472,431)	(1.3)%

The Bank’s fee and commission income increased in 2021 compared to 2020 primarily due to an increase in fee and commissions linked to credit cards, mainly due to higher activity, and an increase in fee and commissions linked to securities, due to higher activity related to mutual funds, which were partially offset by a decrease in fee and commissions linked to deposits, that include fees accrued on deposits, especially in saving accounts, and other liabilities from financial transactions, such as those arising from activity in current accounts and collections on behalf of third parties, and a decrease in fee and commissions from insurance agent fee related to lower activity in connection with insurance operations.
The Bank’s fee and commission income decreased in 2020 compared to 2019 primarily due to a decrease in fee and commissions linked to deposits, due to a decrease in saving deposits accounts service charges, and a decrease in fee and commissions from foreign currency transactions primarily as a consequence of the decrease in the amount and activity level in this business line, which were partially offset by an increase in fee and commissions linked to credit cards, including commissions on credit and debit cards, loans and other receivables from financial transactions mainly due to an increase in transactions related to these operations, and an increase in fee and commissions linked to securities including commissions accrued on security brokerage activities due to an increase in the operations of security brokerage activities related to mutual funds.
Fee and commission expense
The table below shows a breakdown of our fee and commission expense by category.

	Year ended December 31,			Variation
	2021	2020	2019	2021 vs 2020		2020 vs 2019
	(in thousands of pesos, except percentages)

For credit and debit cards	11,968,017	12,867,333	12,478,209	(899,316)	(7.0)%	389,124	3.1%
Linked to transactions with securities	11,969	6,844	6,035	5,125	74.9%	809	13.4%
For foreign trade transactions	509,937	420,304	732,870	89,633	21.3%	(312,566)	(42.6)%
For promotions	1,574,924	2,636,477	3,960,212	(1,061,553)	(40.3)%	(1,323,735)	(33.4)%
Other commission expenses	2,373,521	1,311,454	2,206,376	1,062,067	81.0%	(894,922)	(40.6)%

	16,438,368	17,242,412	19,383,702	(804,044)	(4.7)%	(2,141,290)	(11.0)%

The Bank’s fee and commission expense decreased in 2021 compared to 2020 primarily due to a decrease in fee and commissions expenses for credit and debit cards due to lower commissions paid in relation to the LATAM loyalty program and a decrease in fee and commission expenses for promotions related to digital sales, which were partially offset by an increase in other commission expenses mainly due to commissions for cobranding, and an increase in fee and commissions expenses for foreign trade transactions mainly due to an increase in import and export activity.
The Bank’s fee and commission expense decreased in 2020 compared to 2019 primarily due to a decrease in fee and commissions expenses for promotions (related to raffles arranged by us among customers with product bundles) mainly due to lower consumption and commercial campaigns, a decrease in other commission expenses mainly due to lower commissions for cobranding, and a decrease in fee and commissions expenses for foreign trade transactions mainly due to lower levels of activity, which were partially offset by an increase in fee and commissions expenses for credit and debit cards, that include commissions paid for the use of trademarks and processing services as a consequence of an increase in the royalty fees paid for the use of the Visa trademark for customer transactions using Visa cards.
Gains on financial assets and liabilities at fair value through profit or loss, net
The table below shows a breakdown of our gain on financial assets and liabilities at fair value through profit or loss, net by category:

	Year ended December 31,			Variation
	2021	2020	2019	2021 vs 2020		2020 vs 2019
	(in thousands of pesos, except percentages)

Income from foreign currency forward transactions	3,239,312	4,621,400	3,274,380	(1,382,088)	(29.9)%	1,347,020	41.1%
Income from debt and equity instruments	1,917,168	11,482,246	19,921,739	(9,565,078)	(83.3)%	(8,439,493)	(42.4)%
Interest rate swaps	48,509	110,669	(1,050,093)	(62,160)	(56.2)%	1,160,762	(110.5)%
(Loss) Gain on put options	(1,182,000)	750,180	1,407,627	(1,932,180)	(257.6)%	(657,447)	(46.7)%

	4,022,989	16,964,495	23,553,653	(12,941,506)	(76.3)%	(6,589,158)	(28.0)%

The Bank’s gain on financial assets and liabilities at fair value through profit or loss, net, decreased in 2021 compared to 2020 primarily due to a decrease in income from debt and equity instruments primarily due to the effective rate of interests gained through BCRA’s LELIQ, which did not compensate the inflation rate in 2021, the loss generated by the sale of the remaining participation in Prisma Medios de Pago S.A., and the write-off
from the balance sheet of the Prisma Medios de Pago S.A. put option. As of October 1, 2021, the Bank, together with the rest of Prisma Medios de Pago S.A.’s Class B shareholders, gave notice of the exercise of the put option to sell the remaining 49% of its shareholding stake in Prisma Medios de Pago S.A.
The Bank’s gain on financial assets and liabilities at fair value through profit or loss, net, decreased in 2020 compared to 2019 primarily due to a decrease in income from debt and equity instruments, mainly due to a lower volume invested in BCRA LELIQ liquidity instruments and a lower average nominal rate of return.
Losses on derecognition of financial assets not measured at fair value through profit or loss
The table below shows a breakdown of our loss from derecognition of financial assets not measured at fair value through profit or loss, net by category:

	Year ended December 31,			Variation
	2021	2020	2019	2021 vs 2020		2020 vs 2019
	(in thousands of pesos, except percentages)

Loss from sale of government securities	(121,761)	(3,484,953)	(119,718)	3,363,192	96.5%	(3,365,235)	(2,811.0)%
Loss from sale of private securities	(536)	(1,583)	(2,355)	1,047	66.1%	772	32.8%

	(122,297)	(3,486,536)	(122,073)	3,364,239	96.5%	(3,364,463)	(2,756.1)%

The Bank’s losses on derecognition of financial assets not measured at fair value through profit or loss decreased in 2021 compared to 2020 primarily due to a decrease in sales of government securities, mainly those denominated in foreign currency.

The Bank’s losses on derecognition of financial assets not measured at fair value through profit or loss increased in 2020 compared to 2019 primarily due to an increase in income from foreign currency forward transactions due to the restructuring of government debt.
Exchange differences, net
The following table provides a breakdown of our exchange differences, net by category:

	Year ended December 31,			Variation
	2021	2020	2019	2021 vs 2020		2020 vs 2019
	(in thousands of pesos, except percentages)
Conversion of foreign currency assets and liabilities into pesos	(1,092,918)	243,538	(451,851)	(1,336,456)	(548.7)%	695,389	(153.9)%
Income from trading in foreign currency	6,632,491	9,156,690	21,623,553	(2,524,199)	(27.6)%	(12,466,863)	(57.7)%

	5,539,573	9,400,228	21,171,702	(3,860,655)	(41.1)%	(11,771,474)	(55.6)%

The Bank’s exchange differences, net, decreased in 2021 compared to 2020 primarily due to a decrease in income from purchase-sale of foreign currency mainly due to a decrease in traded volume and government restrictions affecting foreign currency.
The decrease in 2020 was driven mainly by a decrease in the income from trading in foreign currency mainly due to the decrease in traded volume and government restrictions, partially offset by an increase in conversion of foreign currency assets and liabilities into peso.
For more information see
“Item 3. Key Information—D.Risk Factors—Risks relating to Argentina— Exchange controls and restrictions on capital inflows and outflows could have a material adverse effect on Argentine public sector activity, and, as a result, on our business”
.
Other operating income
The following table shows a breakdown of other operating income by category:

	Year ended December 31,			Variation
	2021	2020	2019	2021 vs 2020		2020 vs 2019
	(in thousands of pesos, except percentages)

Rental of safe deposit boxes	1,600,325	1,693,849	1,451,645	(93,524)	(5.5)%	242,204	16.7%
Adjustments and interest on miscellaneous receivables	2,525,156	2,841,241	2,611,069	(316,085)	(11.1)%	230,172	8.8%
Result from the sale of non-current assets held for sale	—	—	7,852,032	—	—	(7,852,032)	(100.0)%
Proceeds from electronic transactions	211,050	282,143	301,719	(71,093)	(25.2)%	(19,576)	(6.5)%
Income related to foreign trade	249,141	252,192	654,422	(3,051)	(1.2)%	(402,230)	(61.5)%
Services rendered	386,521	407,707	454,311	(21,186)	(5.2)%	(46,604)	(10.3)%
Result for initial recognition of public titles	15,295	—	—	15,295	100.0%	—	—
Other operating income	3,208,439	4,066,877	4,760,940	(858,438)	(21.1)%	(694,063)	(14.6)%

	8,195,927	9,544,009	18,086,138	(1,348,082)	(14.1)%	(8,542,129)	(47.2)%

The Bank’s other operating income decreased in 2021 compared to 2020 primarily due to a decrease in other operating income due to lower allowance recovery and a decrease in adjustments and interest on miscellaneous receivables due to lower interest received through the FONDEP, which is a trust that aims to facilitate access to financing for projects that promote investment in strategic sectors for the economic and social development of Argentina.
The Bank’s other operating income decreased in 2020 compared to 2020 primarily due to a decrease in the result from the sale of non-current
assets held for sale (which in 2019 included the result of the sale of 51% of the share capital of Prisma Medios de Pago S.A.), and a decrease in other operating income.

Other operating expenses
The following table shows a breakdown of other operating expenses by category:

	Year ended December 31,			Variation
	2021	2020	2019	2021 vs 2020		2020 vs 2019
	(in thousands of pesos, except percentages)

Contributions to the Deposits Guarantee Fund	1,126,106	1,051,597	1,244,995	74,509	7.1%	(193,398)	(15.5)%
Turnover tax	17,034,376	12,251,698	16,402,182	4,782,678	39.0%	(4,150,484)	(25.3)%
Provisions for legal and administrative proceedings	243,449	1,516,947	4,382,059	(1,273,498)	(83.9)%	(2,865,112)	(65.4)%
Provisions for reorganization	2,264,607	4,315,002	4,812,848	(2,050,395)	(47.5)%	(497,846)	(10.3)%
Expected credit losses on financial guarantee and loan commitments	709,704	811,604	728,851	(101,900)	(4.6)%	82,753	11.4%
Damage claims	313,234	129,497	345,970	183,737	141.9%	(216,473)	(62.6)%
Loss on initial recognition of loans bearing below market interest rate	1,968,449	946,679	3,123,850	1,021,770	107.9%	(2,177,171)	(69.7)%
Loss from sale or impairment of investment propierties and other non-financial assets	38,924	—	—	38,924	—	—	—
Other operating expenses	3,398,736	2,509,101	2,209,309	889,635	35.5%	299,792	13.6%

	27,097,585	23,532,125	33,250,064	3,565,460	15.2%	(9,717,939)	(29.2)%

The Bank’s other operating expenses increased in 2021 compared to 2020 primarily due to an increase in turnover tax due to a higher volume of activity and an increase in loss on initial recognition of loans bearing below market interest rate related to the operation of credit cards in which the Bank offered discounts to its customers on purchases at participating stores, which were partially offset by a decrease in provisions for reorganization aligning the organizational structure with the corporate strategy and a decrease in expected credit losses on financial guarantee and loan commitments due to a decrease in commercial activities.
The Bank’s other operating expenses decreased in 2020 compared to 2019 primarily due to a decrease in turnover tax due to a lower volume of activity as a result of the
Covid-19
pandemic, and a decrease in provisions for legal and administrative proceedings mainly related to lawsuits against the Bank for labor or commercial matters.
Administration costs
Administration costs include personnel benefits and other administrative expenses.
The following table shows a breakdown of personnel benefits by category:

	Year ended December 31,			Variation
	2021	2020	2019	2021 vs 2020		2020 vs 2019
	(in thousands of pesos, except percentages)

Salaries	18,707,050	19,549,544	20,172,217	(842,494)	(4.3)%	(622,673)	(3.1)%
Social security charges	5,548,020	5,336,701	5,888,405	211,319	4.0%	(551,704)	(9.4)%
Personnel compensations and rewards	746,024	659,297	1,086,638	86,727	13.2%	(427,341)	(39.3)%
Personnel services	587,239	654,965	749,446	(67,726)	(10.3)%	(94,481)	(12.6)%
Other short term personnel benefits	5,408,305	4,193,475	6,080,818	1,214,830	29.0%	(1,887,343)	(31.0)%
Termination benefits	129,666	124,957	6,198	4,709	3.8%	118,759	1,916.2%
Fees to Bank Directors and Supervisory Committee	65,592	90,848	33,580	(25,256)	(27.8)%	57,268	170.5%
Other long term benefits	185,582	150,806	244,123	34,776	23.1%	(93,317)	(38.2)%

	31,377,478	30,760,593	34,261,425	616,885	2.0%	(3,500,832)	(10.2)%

The Bank’s personnel benefits increased in 2021 compared to 2020 primarily due to an increase in other short-term personnel benefits and social security charges due to the increase in the variable remuneration of the Bank’s employees, which was partially offset by a decrease in salaries as a result of the method used to calculate salary increases agreed with the unions and a decrease in personnel services like medicine services and training.
The Bank’s personnel benefits decreased in 2020 compared to 2019 primarily due to a decrease in other short-term personnel benefits mainly due to a decrease in the variable remuneration paid to personnel, and a decrease in salaries as a result of a change in the method used to calculate salary increases agreed with the unions for the year 2019 that resulted in lower salaries in 2020.

The following table shows a breakdown of other administrative expenses by category:

	Year ended December 31,			Variation
	2021	2020	2019	2021 vs 2020		2020 vs 2019
	(in thousands of pesos, except percentages)

Travel expenses	162,711	179,304	342,184	(16,593)	(9.3)%	(162,880)	(47.6)%
Administrative expenses	3,198,627	2,448,388	2,604,533	750,239	30.6%	(156,145)	(6.0)%
Security services	1,066,955	1,159,401	994,656	(92,446)	(8.0)%	164,745	16.6%
Other fees	1,381,023	1,458,779	1,425,538	(77,756)	(5.3)%	33,241	2.3%
Insurance	381,068	335,092	294,049	45,976	13.7%	41,043	14.0%
Rent	4,089,859	2,831,862	2,014,989	1,257,997	44.4%	816,873	40.5%
Stationery and supplies	64,389	103,844	148,540	(39,455)	(38.0)%	(44,696)	(30.1)%
Electricity and communications	1,423,828	1,546,008	1,459,487	(122,180)	(7.9)%	86,521	5.9%
Advertising	1,577,491	1,085,018	1,300,134	492,473	45.4%	(215,116)	(16.5)%
Taxes	6,857,288	6,777,685	6,692,245	79,603	1.2%	85,440	1.3%
Maintenance costs	3,566,839	3,360,058	3,071,164	206,781	6.2%	288,894	9.4%
Armored transportation services	4,115,986	3,328,370	5,204,120	787,616	23.7%	(1,875,750)	(36.0)%
Other administrative expenses	4,480,680	3,701,985	3,172,046	778,695	21.0%	529,939	16.7%

	32,366,744	28,315,794	28,723,685	4,050,950	14.3%	(407,891)	(1.4)%

The Bank’s other administrative expenses increased in 2021 compared to 2020 primarily due to an increase in rent as a consequence of the increase in the exchange rate, due to the fact that most lease contracts are denominated in foreign currency, an increase in armored transportation services due to higher service costs paid by the Bank, an increase in other administrative expenses due to IT processing, and an increase in administrative expenses principally due to payments of services of external suppliers, which were partially offset by a decrease in electricity and communications mainly due to the eco-efficiency
program carried out by the Bank, a decrease in security services due to lower costs related to private security, and a decrease in other fees mainly due to lower costs in services paid to external lawyers.
The Bank’s other administrative expenses decreased in 2020 compared to 2019 primarily due to a decrease in armored transportation services due to a decrease in the amount of services used by the Bank, a decrease in advertising mainly due to lower expenses related to credit product campaigns and television advertising, and a decrease in travel expenses as a consequence of a decrease in trips abroad, which were partially offset by an increase in rent as a consequence of the increase in the exchange rate, due to the fact that most contracts are denominated in foreign currency, and an increase in other administrative expenses due to an increase in personnel expenses.
Depreciation and amortization
The following table shows a breakdown of depreciation and amortization by category:

	Year ended December 31,			Variation
	2021	2020	2019	2021 vs 2020		2020 vs 2019
	(in thousands of pesos, except percentages)

Depreciation of property and equipment	4,221,783	4,567,800	6,403,933	(346,017)	(7.6)%	(1,836,133)	(28.7)%
Depreciation of investment properties	53,244	53,101	44,191	142	0.3%	8,911	20.6%
Amortization of intangible assets	216,247	465,721	1,036,408	(249,474)	(53.6)%	(570,687)	(55.1)%
Amortization of rights of use	1,043,796	1,049,210	1,156,657	(5,414)	(0.5)%	(107,447)	(9.3)%
Depreciation of other assets	8,995	1,425	5,530	7,571	531.7%	(4,106)	(74.2)%
Loss from sale or impairment of property and equipment	37,694	—	—	37,694	—	—	—

	5,581,759	6,137,257	8,646,719	(555,498)	(9.1)%	(2,509,462)	(29.0)%

The Bank’s depreciation and amortization decreased in 2021 compared to 2020 primarily due to a decrease in depreciation of property and equipment and a decrease in amortization of intangible assets due to the termination of the useful life of certain assets during 2021 that resulted in lower amortization than in 2020, which were partially offset by an increase in loss from sale or impairment of property and equipment due to the impairment in the book value of two properties.
The Bank’s depreciation and amortization decreased in 2020 compared to 2019 primarily due to a decrease in depreciation of property and equipment due to the large number of accelerated amortizations made during 2019.
Impairment of financial assets
Impairment of financial assets decreased in 2021 compared to 2020 primarily due to the good evaluation of the loan portfolio, especially as a result of the annual update of IFRS 9 impairment loss model parameters and an improvement in the sovereign rating for the wholesale portfolio, which resulted in an upgrade of the commercial loan portfolio’s rating, which was partially offset by the negative effect of the new default definition implemented in November 2021. In 2020, the Bank showed an improved portfolio quality, with no management adjustments, such as those made during 2019.
The
non-performing
loan portfolio amounted to Ps.9,620.2 million at December 31, 2021 representing a 17.2% increase compared with Ps.8,205.8 million at December 31, 2020 which in turn represented a 48.6% increase compared with Ps.15,991.1 million at December 31, 2019 due to a decrease in non-performing
loans in the wholesale portfolio.
The
non-performing
loan ratio increased to 1.87% at December 31, 2021 from 1.4% at December 31, 2020 which in turn decreased from 3.6% at December 31, 2019. The increase in the NPL ratio was mainly due to the effects on the retail portfolio as a result of the finalization of the deferral periods in credit cards and loans granted in 2020. This ratio at December 31, 2020 benefited from the temporary regulatory flexibility of the BCRA on the classification of debtors in the midst of the
Covid-19
pandemic that extended the grace period by 60 days before the loan is classified as irregular and suspended the mandatory reclassification of clients that showed irregular behaviour with other entities but had regular behaviour with the Bank.
Loss on net monetary position
In a hyperinflationary economy, reporting of operating results and financial position in the local currency without restatement is generally not considered useful to investors. Money loses purchasing power at such a rate that compares amounts from transactions and other events that have occurred at different times, even within the same accounting period, can be different or misleading.
The table below sets forth the Bank’s net monetary inflation adjustment effect, which has been calculated by applying the CPI to monetary assets and liabilities:

	Year ended December 31,			Variation
	2021	2020	2019	2021 vs 2020		2020 vs 2019
	(in thousands of pesos, except percentages)

ASSETS

Cash and cash equivalents	(92,063,491)	(72,727,155)	(115,793,265)	(19,336,336)	26.6%	43,066,110	(37.2)%
Loans and other receivables, net	(192,502,072)	(129,479,477)	(208,929,950)	(63,022,595)	48.7%	79,450,473	(38.0)%
Investment securities	(74,029,639)	(64,329,932)	(50,241,241)	(9,699,707)	15.1%	(14,088,691)	28.0%
Financial assets pledged as collateral	(8,926,900)	(4,607,198)	(6,604,768)	(4,319,702)	93.8%	1,997,570	(30.2)%
All other assets	(19,357,898)	(21,132,919)	(33,119,485)	1,775,021	(8.4)%	11,986,566	(36.2)%

TOTAL ASSETS (A)	(386,880,000)	(292,276,681)	(414,688,709)	(94,603,320)	32.4%	122,412,029	(29.5)%

LIABILITIES

Deposits	284,032,661	210,622,067	307,254,649	73,410,594	34.9%	(96,632,589)	(31.5)%
Other financial liabilities	25,074,254	18,561,283	28,039,529	6,512,971	35.1%	(9,478,246)	(33.8)%
Bank loans	4,699,183	4,302,634	5,613,609	396,549	9.2%	(1,310,975)	(23.4)%
Corporate bonds issued	487,862	2,315,085	4,269,933	(1,827,223)	(78.9)%	(1,954,848)	(45.8)%
Income tax liabilities	821,257	2,919,097	7,746,398	(2,097,840)	(71.9)%	(4,827,301)	(62.3)%
All other liabilities	30,337,676	19,934,540	20,227,197	10,403,136	52.2%	(292,658)	(1.4)%

TOTAL LIABILITIES (B)	345,452,893	258,654,706	373,151,315	86,798,187	33.6%	(114,496,616)	(30.7)%

Net monetary inflation adjustments (A) + (B)	(41,427,107)	(33,621,974)	(41,537,394)	(7,805,132)	23.2%	(7,915,419)	19.1%

•	Exchange Rates
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
The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	High (1)	Low (1)	Average (2)	Period-end
Year /Period	(in pesos per US$1.00)

2017	18.8300	15.1742	16.5665	18.7742
2018	40.8967	18.4158	28.0937	37.8083
2019	60.0033	37.0350	48.2423	59.8950
2020	84.1450	59.8152	70.5941	84.1450
October 2021	99.7217	98.7817	99.2491	99.7217
November 2021	100.9250	99.8250	100.3101	100.9250
December 2021	102.7500	101.0050	101.8885	102.7500
2021	102.7500	84.7033	95.1615	102.7500
January 2022	105.0150	103.0400	103.9846	105.0150
February 2022	107.4417	105.1350	106.3071	107.4417
March 2022	110.9783	107.9350	109.4585	110.9783
April 2022 (through April 8, 2022)	112.1300	111.1250	111.7222	112.1300

(1)	Source: BCRA.
(2)	For annual averages, this is the average of monthly average rates during the period.
Fluctuations in the exchange rate between pesos and dollars affect the dollar equivalent of the peso price of the ordinary shares on the Bolsa y Mercados Argentinos S.A. (“BYMA”) and as a result, would most likely affect the market price of the ADSs. Fluctuations in exchange rates also affect dividend income measured in dollars. The Bank of New York Mellon, as depositary for the ADSs, is required, subject to the terms of the deposit agreement, to convert pesos to dollars at the prevailing exchange rate at the time of making any dividend payments or other distributions. The following table shows the rate of devaluation of the peso compared with the dollar at year end, the rate of exchange (number of pesos per dollar prevailing in the Argentine foreign exchange market at year end) and the rate of inflation for consumer price for the fiscal years ended December 31, 2021, 2020, 2019, 2018 and 2017.
Since the repeal of the Convertibility Law in January 2002, the peso has devalued 11,113% compared with the dollar.

	As of and for the year ended December 31,
	2021	2020	2019	2018	2017

Devaluation Rate (1)	22.11%	40.49%	58.42%	101.38%	18.45%
Exchange Rate (2)	102.7500	84.1450	59.8950	37.8083	18.7742
Inflation Rate (3)	50.94%	36.14%	53.83%	47.65%	24.80%

(1)	For the twelve-month period then ending according to the Central Bank.
(2)	Pesos per dollar according to the Central Bank.
(3)	The inflation rate presented is for the CPI published by the Argentine National Statistics and Censuses Institute (“INDEC”) and is calculated over the prior twelve months.

Share of profit of equity accounted investees
Share of profit of equity accounted investees decreased by 114.0% to Ps.(56.2) million for the fiscal year ended December 31, 2021 from Ps.402.4 million for the fiscal year ended December 31, 2020 which in turn increased by 52.8% from Ps.263.3 million for the fiscal year ended December 31, 2019. These variations are directly related to the profits or losses of the Bank’s subsidiaries.
Income tax
Income tax expense for the fiscal year ended December 31, 2021 was Ps.4.6 million, a 61.9% decrease compared to Ps.12,126.8 million recorded for the fiscal year ended December 31, 2020 which in turn increased by 184.8% from Ps.4,258.2 million for the fiscal year ended December 31, 2019. The decrease in 2021 was mainly due to the inflationary effect for tax purposes, which was fully computed in the fiscal year 2021, while the increase in 2020 compared to 2019 was mainly due to the recognition of the adjustment for tax inflation as established by Argentine regulations.
The changes in our consolidated statement of comprehensive income for 2021, 2020 and 2019 were as follows:
Fair value changes for financial instruments at fair value through other comprehensive income (FVOCI)
Fair value changes for financial instruments at FVOCI for the fiscal year ended December 31, 2021 were Ps.(3,495.9) million, a 143.6% decrease compared to Ps.8,010.2 million recorded for the fiscal year ended December 31, 2020 which in turn increased 585.9% from Ps.1,167.9 million for the fiscal year ended December 31, 2019. The variation in this item in 2021 and 2020 reflected the effect of the accrual of interest on the financial instruments’ portfolio registered under this modality. During 2021 the portfolio of debt securities at fair value through OCI registered a decrease compared to 2020.
Share in other comprehensive income (OCI) from investees at equity-method
Share in OCI from investees at equity-method for the fiscal year ended December 31, 2021 was Ps.(3.6) million, a 97.5% decrease compared to Ps.(144.4) million recorded for the fiscal year ended December 31, 2020 which in turn decreased 52.6% from Ps.(304.7) million for the fiscal year ended December 31, 2019. The variation in this item corresponded to the percentage of participation that the Bank has over the investments in securities classified in OCI of its investees.
Fair value changes for hedging instruments—Cash flow hedge
The Bank did not record a balance for fair value changes for hedging instruments—Cash flow hedge in 2021 nor 2020, recording Ps.(37.7) million for the fiscal year ended December 31, 2019.
Fair value changes for equity instruments at fair value through other comprehensive income (FVOCI)
Fair value changes for equity instruments at FVOCI for the fiscal year ended December 31, 2021 was Ps.2.2 million compared to Ps.(11.1) million recorded for the fiscal year ended December 31, 2020 which in turn decreased from Ps.5.4 million for the fiscal year ended December 31, 2019.
Financial Position

	As of December 31,			Variation
	2021	2020	2019	2021 vs 2020		2020 vs 2019
	(in thousands of pesos, except percentages)

Cash and cash equivalents	218,277,286	229,491,716	321,102,864	(11,214,430)	(4.9)%	(91,611,148)	(28.5)%
Financial assets at fair value through profit or loss	10,616,675	19,043,485	23,281,980	(8,426,810)	(44.3)%	(4,238,495)	(18.2)%
Financial assets at amortized cost	564,673,086	526,958,019	423,371,204	37,715,067	7.2%	103,586,815	24.5%
Financial assets at fair value through other comprehensive income	167,075,561	192,559,749	92,894,833	(25,484,188)	(13.2)%	99,664,916	107.3%
Investment in joint ventures and associates	2,037,117	2,177,100	2,128,800	(139,983)	(6.4)%	48,300	2.3%
Tangible assets	53,721,306	53,823,393	56,487,455	(102,086)	(0.2)%	(2,664,063)	(4.7)%
Goodwill and intangible assets	3,675,594	2,345,476	1,602,977	1,330,118	56.7%	742,499	46.3%

	As of December 31,			Variation
	2021	2020	2019	2021 vs 2020		2020 vs 2019
	(in thousands of pesos, except percentages)

Income tax assets	3,743,184	8,936,342	6,267,193	(5,193,158)	(58.1)%	2,669,149	42.6%
Other assets	6,858,636	10,385,995	5,723,365	(3,527,359)	(34.0)%	4,662,631	81.5%
Non-current assets held for sale	302,108	341,034	428,079	(38,926)	(11.4)%	(87,045)	(20.3)%

TOTAL ASSETS	1,030,980,553	1,046,062,309	933,288,750	(15,081,756)	(1.4)%	112,773,559	12.1%

Financial liabilities at fair value through profit or loss	314,215	284,818	7,508,192	29,397	10.3%	(7,223,374)	(96.2)%
Financial liabilities at amortized cost	782,189,591	797,341,143	691,033,615	(15,151,552)	(1.9)%	106,307,528	15.4%
Provisions	5,613,119	9,098,159	10,919,258	(3,485,040)	(38.3)%	(1,821,099)	(16.7)%
Income tax liabilities	8,947,736	4,825,339	15,423,371	4,122,397	85.4%	(10,598,032)	(68.7)%
Other liabilities	70,901,250	61,619,502	35,098,105	9,281,748	15.1%	26,521,397	75.6%

TOTAL LIABILITIES	867,965,911	873,168,961	759,982,541	(5,203,050)	(0.6)%	113,186,420	14.9%

Equity attributable to owners of the Bank	159,793,746	169,629,536	170,066,234	(9,835,790)	(5.8)%	(436,698)	(0.3)%
Non-controlling interests	3,220,896	3,263,812	3,239,975	(42,916)	(1.3)%	23,837	0.7%
TOTAL EQUITY	163,014,642	172,893,348	173,306,209	(9,878,706)	(5.7)%	(412,861)	(0.2)%

SELECTED RATIOS
Profitability and Performance	0.90%	1.53%	3.17%
Return on average total assets (1)	5.71%	8.93%	20.98%
Return on average total equity (2)

Capital
Total equity as a percentage of total assets	15.81%	16.53%	18.57%
Total liabilities as a multiple of total equity	5.32x	5.05x	4.39x
Credit Quality
Allowances for loan losses as a percentage of financial assets at amortized cost (loans and advances)	2.99%	3.97%	5.71%
Allowances for loan and credit losses	16,859,346	20,904,150	24,180,019	(4,044,804)	(19.3)%	(3,275,869)	(13.5)%
Financial assets at amortized cost (loans and advances)	564,673,086	526,958,019	423,371,204	37,715,067	7.2%	103,586,815	24.5%
Charge-off during the period/ average amounts outstanding
Loans and advances to government sector	0.0%	0.0%	0.0%
Charge-off during the period	—	—	—	—	0.0%	—	0.0%
Average amounts outstanding	330	293	756	38	12.8%	(463)	(61.3)%
Loans and advances to central bank	0.0%	0.0%	0.0%
Charge-off during the period	—	—	—	—	0.0%	—	0.0%
Average amounts outstanding	—	8,932	6,581	(8,932)	(100.0)%	2,350	35.7%
Loans and advances to financial institutions	0.0%	0.0%	0.0%
Charge-off during the period	—	—	—	—	0.0%	—	0.0%
Average amounts outstanding	3,479,018	5,102,056	18,069,138	(1,623,039)	(31.8)%	(12,967,081)	(71.8)%
Loans and advances to customers	1.56%	3.4%	1.6%
Charge-off during the period	5,338,169	12,211,264	7,721,297	(6,873,095)	(56.3)%	4,489,967	58.2%
Average amounts outstanding	367,770,733	362,803,179	479,932,506	4,967,554	1.4%	(117,129,327)	(24.4)%

(1)	Profit or loss for the year attributable to owners of the Bank as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(2)	Profit or loss for the year attributable to owners of the Bank as a percentage of average shareholders’ equity, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.

Significant changes in financial position
The Bank’s assets decreased in 2021 compared to 2020 primarily due to a decrease in financial assets at fair value through other comprehensive income mainly due to a decrease in the portfolio compared to 2020, a decrease in cash and cash equivalent due to lower cash balance denominated in foreign currency, and a decrease in financial assets at fair value through profit or loss mainly related to the valuation of the participation in Prisma Medios de Pagos S.A., which were partially offset by an increase in financial assets at amortized cost mainly due to an increased exposure to reverse repurchase agreements.
Loans to the private sector denominated in pesos and in foreign currency decreased in 2021 compared to 2020. Retail loans (mortgage, pledge, consumer and credit cards) in 2021 decreased by 7.9% compared to 2020. Commercial loans (overdrafts, discounted instruments, receivables from financial leases, loans for the prefinancing and financing of exports, and other loans) in 2021 decreased by 16.2% compared to 2020.
On the other hand, the Bank’s liabilities decreased in 2021 compared to 2020 primarily due to a decrease in financial liabilities at amortized cost due to a decrease in the deposits portfolio. In this sense, private non-financial
sector deposits fell by 2.4% compared to 2020. Private
non-financial
sector deposits denominated in foreign currency fell by 20.0% compared to 2020, partially offset by a 4.7% increase in private non-financial
sector deposits denominated in pesos, mainly due to an increase in sight deposits (checking accounts and savings accounts) partially offset by a decrease in time deposits. The decrease in deposits was partially offset by an increased in other liabilities mainly due to the obligations arising from the cash dividends approved during 2021.

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
Liquidity
Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, our ratio of liquid assets to total deposits was 32.31%, 34.43% and 57.01% at December 31, 2021, 2020 and 2019. Liquid assets include cash and cash equivalents and financial assets at fair value through profit or loss.
Our primary source of funds is our deposit base, which primarily consists of peso- and dollar-denominated deposits in checking accounts, savings accounts and time deposits from individuals and corporations. Deposits at December 31, 2021 totaled Ps.708,336 million compared with Ps.721,838 million at December 31, 2020.
On July 15, 2003, an extraordinary shareholders’ meeting approved the establishment of a program for the issuance and re-issuance
of ordinary
non-convertible
corporate bonds with ordinary guarantees, or such guarantees as may be decided by the Bank, and unsecured subordinated corporate bonds, convertible or not into shares (the “Program”). In 2018, the Program was extended for five additional years and the maximum aggregate amount of issuances was successively increased to US$1,500 million.
As of December 31, 2021, the Bank, excluding its subsidiaries, had no outstanding corporate bonds.
Including the Bank’s subsidiaries, as of December 31, 2021 and 2020, the outstanding principal and accrued interest amounted to Ps.502,975 and Ps.1,764,178 respectively.

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
In addition, the Bank ordinarily enters into transactions involving off-balance
sheet financial instruments. We use these instruments to meet the risk management, trading and financing needs of clients or for our proprietary trading and asset and liability management purposes. These instruments are subject to varying degrees of credit and market risk. We monitor credit risk and market risk associated with on-
and
off-balance
sheet financial instruments on an aggregate basis.
We use the same credit policies in determining whether to enter or extend call and put option contracts, commitments, conditional obligations and guarantees as we do for granting loans. Our management believes that the outstanding off-balance
sheet items do not represent an unusual credit risk.

•	Derivatives
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

•	Credit Commitments
Credit commitments are agreements to lend to a customer at a future date, subject to compliance with contractual terms. Credit commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent actual future cash requirements for the Bank. The Bank evaluates each customer’s creditworthiness on a case-by-case
basis. Foreign trade acceptances represent Bank customers’ liabilities on outstanding drafts or bills of exchange that have been accepted by the Bank and the Bank’s liability to remit payment upon the presentation of the accepted drafts or bills of exchange. The credit risk involved in foreign trade acceptances and guarantees granted is essentially the same as that involved in extending loan facilities to customers.

•	Trust Activities
We act as trustee in several financial trusts established for various purposes. We are not personally liable for the liabilities assumed in the performance of the trust obligations. Any liabilities resulting from the trust are satisfied with and up to the full amount of the trust assets or their proceeds.
In addition, we act as trustee in 12
non-financial
trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non-financial
trusts at issue were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the trust assets. The trust assets represented Ps.398.7 million as of December 31, 2021 and mainly consisted of cash, creditors’ rights, real estate and shares.
Capital Stock
As at December 31, 2021 the Bank’s capital stock consisted of 612,710,079 ordinary shares, par value Ps.1.00 each, all of which were issued to the stockholders. The capital stock of the Bank, after taking into account the adjustment for inflation, amounted to Ps.40,441,126 as of December 31, 2021.
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

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2021
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets
Interest earning deposits in banks	7,316,914	—	4,477,564	—	—	11,794,478
Government securities	120,607,052	40,099,359	24,320,719	—	—	185,027,130
Corporate bonds	531,124	—	829,173	—	—	1,360,297
Loans and advances (1)	244,327,882	73,393,158	56,045,470	6,989,269	11,937,203	392,692,982

Total	372,782,972	113,492,517	85,672,926	6,989,269	11,937,203	590,874,887

Interest-bearing liabilities
Deposits	370,579,439	46,566,583	203,819	—	—	417,349,841
Corporate bonds	201,190	201,190	100,595	—	—	502,975
Due to other banks	11,679,805	—	—	—	—	11,679,805

Total	382,460,434	46,767,773	304,414	—	—	429,532,621

Asset/liability gap	(9,677,461)	66,724,744	85,368,510	6,989,269	11,937,203	161,342,264
Cumulative sensitivity gap	(9,677,461)	57,047,282	142,415,792	149,405,061	161,342,264
Cumulative sensitivity gap as a percentage of total interest-earning assets	(1.64)%	9.65%	24.10%	25.29%	27,31%

(1)	Loan and advances amounts are stated before deducting the allowance for loan losses.
The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2021
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	3,029,213	—	4,477,564	—	—	7,506,777
Government securities	120,607,052	39,018,357	23,783,356	—	—	183,408,765
Corporate bonds	531,124	—	298,763	—	—	829,887
Loans and advances (1)	232,681,268	64,373,530	54,067,351	6,989,269	11,937,203	370,048,621

Total	356,848,657	103,391,887	82,627,034	6,989,269	11,937,203	561,794,050

Interest-bearing liabilities:
Deposits	246,384,904	45,877,537	203,368	—	—	292,465,809
Corporate bonds	201,190	201,190	100,595	—	—	502,975
Due to other banks	11,171,052	—	—	—	—	11,171,052

Total	257,757,146	46,078,727	303,963	—	—	304,139,836

Asset/liability gap	99,091,511	57,313,160	82,323,071	6,989,269	11,937,203	257,654,214
Cumulative sensitivity gap	99,091,511	156,404,671	238,727,742	245,717,011	257,654,214
Cumulative sensitivity gap as a percentage of total interest-earning assets	17.64%	27.84%	42.49%	43.74%	45.86%

(1)	Loan and advances amounts are stated before deducting the allowance for loan losses.

The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2021
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	4,287,701	—	—	—	—	4,287,701
Government securities	—	1,081,000	537,363	—	—	1,618,363
Corporate bonds	—	—	530,410	—	—	530,410
Loans and advances (1)	11,646,614	9,019,628	1,978,119	—	—	22,644,361

Total	15,934,315	10,100,628	3,045,892	—	—	29,080,835

Interest-bearing liabilities:
Deposits	124,194,535	689,046	451	—	—	124,884,032
Due to other banks	508,751	—	—	—	—	508,751

Total	124,703,286	689,046	451	—	—	125,392,783

Asset/liability gap	(108,768,972)	9,411,582	3,045,441	—	—	(96,311,948)
Cumulative sensitivity gap	(108,768,972)	(99,357,390)	(96,311,949)	(96,311,949)	(96,311,949)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(374.02)%	(341.66)%	(331.19)%	(331.19)%	(331.19)%

(1)	Loan and advances amounts are stated before deducting the allowance for loan losses.
Exchange Rate Sensitivity
At December 31, 2021, our total foreign exchange-denominated asset position was Ps.179,543 million and our total foreign exchange-denominated liability position was Ps.181,338 million, resulting in a net liabiltiy currency position of Ps.1,795 million. For a description of foreign exchange risk, see
“Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk”
.
Capital Requirements
As of December 31, 2021, we had consolidated excess capital of Ps.84,868.9 million pursuant to the Central Bank’s rules. At such date, total capital, subject to applicable deductions, amounted to Ps.142,146.8 million under the Argentine risk-based capital guidelines, which are based on the Basel Accord.
As of December 31, 2020, we had consolidated excess capital of Ps.79,950.1 million pursuant to the Central Bank’s rules. At such date, total capital, subject to applicable deductions, amounted to Ps.138,508.0 million under the Argentine risk-based capital guidelines, which are based on the Basel Accord.
As of December 31, 2021, we complied with the Central Bank’s capital requirements on a consolidated basis. See a description of the minimum capital requirements currently in effect in
“Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework”
.
As of December 31, 2021, 2020 and 2019, our shareholders’ equity was Ps.163,014.6 million, Ps.172,893.3 million and Ps.173,306.2 million, respectively. At such dates, our ratio of average shareholders’ equity/average total assets was 16.17%, 16.40% and 15.12%, respectively.
In our opinion, our capital resources are sufficient for the Bank’s present requirements on an individual and a consolidated basis.
We are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends, loans or advances, subject to the regulations of each industry, or corporate law requirements. However, there can be no assurance that in the future such restrictions will not be adopted and that, if adopted, they will not negatively affect our liquidity.

The following table sets forth, for the dates indicated, the calculation of our excess capital under the Central Bank’s rules and certain capital and liquidity ratios.

	At December 31,
	2021	2020	2019
	(in thousands of pesos, except ratios and percentages)
Calculation of excess capital (1)
Allocated to assets at risk	41,910,608	44,561,930	36,987,527
Allocated to Bank premises and equipment, intangible assets and equity investment assets	—	—	—
Interest rate risk	—	—	—
Public sector and securities in investment account	—	—	—

A- Minimal exigency by adds up risks	41,910,608	44,561,930	36,987,527

B- Basic exigency for custody of titles of the AFJP and / or agent of record of mortgage notes	—	—	—

Credit risk (maximum between A and B)	41,910,608	44,561,930	36,987,527
Market risk	227,001	372,032	624,119
Operational risk	15,140,288	13,623,927	13,151,276

Required minimum capital under Central Bank rules	57,277,897	58,557,889	50,762,922

Basic net worth	137,499,711	133,119,494	97,824,346
Complementary net worth	3,699,254	4,478,664	4,024,702
Deductions	—	—	—
Minority interest	947,826	909,877	876,164

Total capital under Central Bank rules	142,146,791	138,508,035	102,725,212

Excess capital	84,868,894	79,950,146	51,962,290

Selected capital and liquidity ratios
Average shareholders’ equity as a percentage of average total assets (2)	16.17%	17.40%	15.12%
Total liabilities as a multiple of total shareholders’ equity	5.32x	5.05x	4.39x
Cash and due from banks as a percentage of total deposits	30.82%	31.79%	53.15%
Liquid assets as a percentage of total deposits (3)	32.31%	34.43%	57.01%
Loans as a percentage of total assets	36.76%	40.34%	42.96%

(1)	See “Item 4. Information on the Company—F. The Argentine Banking System and Its Regulatory Framework—Capital Adequacy Requirements ” for a discussion of the Central Bank’s capital requirements.
(2)	Average shareholders’ equity and average total assets computed as the average of period-beginning and period-ending balances.
(3)	At December 31, 2021, 2020 and 2019, “Liquid Assets” includes cash and cash equivalents and financial assets at fair value through profit or loss.
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
Credit Ratings
The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of and reduce our market access to debt financing. See
“
Item 3. Key Information—D. Risk Factors-Risks Relating to the
Argentine Financial System and to BBVA Argentina—Our credit ratings depend on Argentine sovereign credit ratings, and such dependence limits our access to international financial markets.”

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
In April 2020, S&P Global Ratings affirmed BBVA Argentina’s local long term institutional rating at “raBBB+” and short term institutional rating at
“raA-2”,
and the negotiable obligation program rating at “raBBB+”. S&P Global Ratings reviewed the CreditWatch negative to Outlook negative. This meant that the CreditWatch negative was removed, with the reduction of imminent factors that could have affected banks related to the sovereign debt restructuring, deposit behavior, and possible changes in economic policy under the new government administration.
In May 2020, S&P Global Ratings affirmed BBVA Argentina’s local long and short term institutional ratings, and the negotiable obligation program rating as mentioned above, but changed back from Outlook negative to CreditWatch negative. This followed S&P Global Ratings’ review on the Argentine Republic’s transfer and convertibility rating from “B”- to “CCC+”, after further regulations upon the foreign exchange market had been applied by the Central Bank.
In June 2020, S&P Global Ratings downgraded BBVA Argentina’s local long term institutional rating from “raBBB+” to “raBBB-”, short term institutional rating from
“raA-2”
to
“raA-3”
and the negotiable obligation program rating from “raBBB+” to “raBBB-”. CreditWatch negative was changed back to Outlook negative. This was a direct consequence of the persistence of the previously mentioned downgrade of the sovereign’s transfer and convertibility rating, which derived in a scale adjustment for the bank’s rating and most of its peers’.
In September 2020, S&P Global Ratings affirmed BBVA Argentina’s local long and short term institutional ratings, and the negotiable obligation program rating as mentioned above, keeping the Outlook negative.
In April 2021, S&P Global Ratings affirmed BBVA Argentina’s local long term institutional rating at “raBBB-”, the short term institutional rating at
“raA-3”
and the negotiable obligation program rating at “raBBB-”. Outlook was kept negative.
In July, September and December 2021, affirmed BBVA Argentina’s local long and short term institutional ratings, and the negotiable obligation program rating as mentioned above, keeping the Outlook negative.
Fix SCR
In December 2019, Fix SCR affirmed BBVA Argentina’s national credit ratings at “AAA(arg)” and “A1+(arg)” for the long and short term respectively, maintaining the negative outlook. Also, Fix SCR rated the newly issued negotiable obligation Serie 28 at “A1+(arg)”. The corporate bonds program maintained its rating at “AAA(arg)”.
In April, August, October and December 2020, Fix SCR affirmed BBVA Argentina’s national credit ratings at “AAA(arg)” and “A1+(arg)” for the long and short term respectively, maintaining the negative outlook. The corporate bonds program maintained its rating at “AAA(arg)”.
In May and August 2021, Fix SCR affirmed BBVA Argentina’s national credit ratings at “AAA(arg)” and “A1+(arg)” for the long and short term, respectively, maintaining the negative outlook. The corporate bonds program maintained its rating at “AAA(arg)”.
In September 2021, Fix SCR affirmed BBVA Argentina’s national credit ratings at “AAA(arg)” and “A1+(arg)” for the long and short term, respectively, changing the outlook from negative to stable. The latter was explained by the comfortable levels of liquidity and capitalization, and adequate asset quality indicators after the removal of credit waivers by the central bank. The corporate bonds program maintained its rating at “AAA(arg)”.
In December 2021, Fix SCR affirmed BBVA Argentina’s national credit ratings at “AAA(arg)” and “A1+(arg)” for the long and short term respectively, maintaining the stable outlook. The corporate bonds program maintained its rating at “AAA(arg)”.

Fitch Ratings
The Bank´s Local Currency Long-term Default Rating (“IDR”) and Support Rating (“SR”) are sensitive to a change in Fitch´s view on BBVA´s ability and propensity to provide support to the Bank. The Bank´s IDR and Viability Rating (“VR”) would also likely move in line with a change in Argentina´s sovereign rating.
On January 22, 2020, Fitch Ratings affirmed the Bank’s foreign currency long-term IDR at “CCC” and local currency long-term IDR at “CCC+”. The Bank’s Foreign Currency IDRs were rated at country ceiling, while the Local Currency IDR were rated one notch higher. This rating reflected Fitch Ratings’ view that capital controls implemented by Argentina on September 2, 2019, following the sovereign default event were unlikely to prevent BBVA Argentina from servicing its obligations.
On May 5, 2020, Fitch Ratings downgraded the Bank’s foreign currency long-term IDR from “CCC” to “CC”, local currency long-term IDR from “CCC+” to “CC”, and the VR from “ccc” to “cc”. This followed the recent downgrade of Argentina’s long-term IDR to “C” from “CC”. In regards to this action (which also affected other banks), Fitch Ratings said in its report: “Despite the sovereign’s imminent default on its foreign currency debt, Fitch believes that these banks will likely retain the capacity to service their obligations in foreign currency as their intrinsic financial profiles should be sufficient to continue servicing their obligations, even after a sovereign default.”
On August 28, 2020, Fitch Ratings affirmed BBVA Argentina’s foreign and local currency long-term IDRs at “CC”. This was supported by Fitch Ratings’ assessment of Argentine bank’s operating environment at “cc” which constrains the ratings: “The operating environment remains highly challenging as asset quality continues to be pressured by the strong recession exacerbated by a long lockdown due to the coronavirus pandemic, profitability affected by the very low loan growth, and rising costs due to continued high inflation and increasing credit costs.”
On September 16, 2020, Fitch Ratings upgraded BBVA Argentina’s foreign and local currency long-term IDRs from “CC” back to “CCC” and the VR from “cc” to “ccc”. This followed Fitch Ratings’ upgrade of Argentina’s sovereign rating on September 10, 2020, from “RD” (Restricted Default) to “CCC” after the completion of distressed debt exchanges on its foreign currency sovereign debt securities in both local and external markets.
On January 14, 2021, Fitch Ratings affirmed BBVA Argentina’s foreign and local currency long-term IDRs at “CCC” and the VR at “ccc”. As the agency stated in its report: “The operating environment remains highly challenging as asset quality continues to be pressured by a steep recession, which has been exacerbated by a long lockdown due to the coronavirus pandemic”.
On August 17, 2021, Fitch Ratings affirmed BBVA Argentina’s foreign and local currency long-term IDRs at “CCC”. This was highly influenced by Fitch Ratings’ assessment of the operating environment for Argentine banks at ‘ccc’, which, along with the sovereign rating, significantly constrained these ratings: “The current operating environment (OE) remains highly challenging for the banking industry given the uncertainties about the length of the pandemic, the continued weakness of the economy, the likelihood of a successful debt renegotiation with the IMF, the continued high rate of inflation, as all these factors have an impact on bank profitability and asset quality metrics.”
On September 15, 2021, Fitch Ratings affirmed BBVA Argentina’s foreign and local currency long-term IDRs at “CCC” and the VR at “ccc”.

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
We believe that the macroeconomic environment and the following trends in the Argentine financial system and in our business have affected and will, for the foreseeable future, continue to affect our results of operations and profitability. Our continued success and ability to increase our value to our shareholders will depend upon, among other factors, economic growth in Argentina and the corresponding growth of the market for long-term private sector lending and access to financial products and services by a larger segment of the population. This analysis should be read in conjunction with the discussion in
“
Item 3. Key
Information—D
. Risk Factors
”
of this annual report on Form
20-F.
Trends related to the
Covid-19
pandemic
The Covid-19 pandemic, which originated in China and has subsequently spread to many other countries in the world, including Argentina and other countries where our clients operate, has adversely affected, and continues to affect, the global economy as well as the Argentine economy and our business. See
“
Item 5. Operating and Financial Review and Prospects—Recent Developments—
Covid
-19 Pandemic
”
and
“
Item 3. Key Information—D. Risk Factors—The
Covid
-19 pandemic is affecting the Bank
”
.
Trends related to climate change
There is an increasing concern over ESG and climate change matters, which may result, among others, in changes in consumer preferences and additional legislation and regulatory requirements. Further, climate-related disasters could result in market volatility, negatively impact customers’ ability to pay outstanding loans, result in the deterioration of the value of collateral or in insurance shortfalls or otherwise disrupt the operations of banks or the operations of their customers or third parties on which they rely. See
“Item 3. Key Information—D. Risk Factors—The Bank is exposed to various risks in connection with climate change”.
Argentina continues to pursue the CO2 emissions reduction which began in 2015, although there is still a long way to go. A recent World Bank study shows droughts and floods as major climate risk factors in Argentina, due to their strong impact on agricultural output and poverty, respectively. The environmental agenda should include structural measures to achieve the challenging goals proposed in the Paris agreement.
Trends related to the international and local scenario
During 2019 the global economy decelerated. The
China-USA
trade conflict had a negative effect on the global economy. On the other hand, the loosening by central banks of monetary policies helped to mitigate the weakness in activity by propelling consumption.
In Argentina, the most relevant event in 2020 was the outbreak of the
Covid-19
pandemic, which worsened an already damaged economy. The Fernandez administration had to significantly increase its expenditures while public income decreased as a result of lockdown measures and decreased activity levels, which required the Central Bank to inject capital into the economy by issuing pesos due to the difficulty in accessing the debt market as a result of the ongoing debt restructuring.
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
The most relevant event in 2021 was the acceleration of
Covid-19
vaccination. Argentina reached an agreement with laboratories in Russia, China and the United Kingdom to be supplied with vaccines for most of its population. Initially, given the difficulty in distributing vaccines globally, Argentina suffered delays in deliveries, which resulted in the vaccination campaign being later than initially scheduled. However, vaccination sped up in the second half of the year, driving a global economic recovery that positively affected Argentina.

On February 24, 2022 Russia invaded Ukraine initiating the largest military attack on a European state World War II. This conflict may affect the Argentine economy, primarily as a result of an increase in international soybean, wheat, corn and fuel prices. Soybean prices increased to historically high levels in 2021, resulting in an increase of commercial dollar inflows during the second quarter of the year. We believe that a rise in wheat prices will have limited impact on the Argentine economy. Conversely, as Argentina imports fuels, a significant increase in fuel prices would cause a larger deficit in the energy balance.
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
According to BBVA Research estimates, the Argentine financial system is expected to stagnate in the coming years, with private loans and total deposits to GDP ratios of approximately 8.7% and 19.6%, respectively, for 2022.
The Argentine banking system remains largely unconsolidated, with significantly more financial institutions compared to other countries of the region. As a result, we believe there is significant room for industry consolidation.
Trends related to BBVA Argentina
After a challenging 2020 for Argentina and the financial system due to the
Covid-19
pandemic and the economic and financial imbalances that the country was suffering, activity tended to stabilize during 2021 and economic growth was more robust than initially expected. This was mainly attributed to a sooner than expected lifting of mobility restrictions.
However, financial and economic constraints continue and represent a hurdle to sustain this recovery.
Inflation reached 51% in 2021, despite the Central Bank’s appreciation of the peso. Fiscal deficit, although smaller than in 2020, ended 2021 still beyond the level needed to restore confidence and is proving difficult to moderate. The Central Bank fastened currency controls while the country net international reserves were close to zero. The capital due to mature with the IMF in 2022 was significant and unredeemable with the current level of reserves so it was vital for the country to reach an agreement with the IMF during the first months of the year to reschedule it. This agreement was validated by the Argentine Congress during the first half of March 2022 and then approved by the IMF board on March 25, 2022.
All this uncertainty has been reflected in the prices of Argentinian risk assets (both from the public and private sector) and foreign direct investment is far from the level the economy needs to enter a more sustainable growth path.
The Argentinian financial system, though small, is very liquid, has high levels of solvency and does not face currency mismatches. On an aggregate level, it has shown positive returns on equity, even with the accountancy reflecting the impact of inflation.
Activity in local currency has increased in line with inflation, which means that in relative terms, growth in 2021 was null. While the Central Bank printed money to address the fiscal deficit impulsing deposits, loans in 2021 were fostered, as in 2020, by negative real interest rates and subsidized credit lines to SMEs and individuals. The Central Bank continued to reduce the banks’ reserve requirements in order to offset the impact on profits of regulated rates. We expect these trends to continue in 2022.
Interest rates were steady through 2021, with the Central Bank not increasing them even though inflation pressure has been constant. As a consequence, rates turned negative in real terms, both for most part of the loans and for depositors. This trend may continue during 2022 although neutral or even positive rates are being discussed as part of the IMF agreement.
As in 2020, in 2021 the fiscal deficit resulted in the Central Bank printing money to assist the Treasury with the subsequent need to adopt a restrictive policy to mitigate the expansion of the monetary base. As a result, banks increased the proportion of Central Bank instruments in their local currency balance. Similarly, Treasury bonds holdings have grown faster than other types of assets, following an intense schedule of bond issues during the year, primarily inflation or foreign exchange adjusted bonds. It is difficult to predict a sudden reversal of this trend, though we expect some pace moderation.

Another consequence of the fiscal policy and currency controls through 2021 was a lingering gap between the official or commercial price of the foreign exchange (restricted mainly for imports and exports) and the financial price at which individuals and companies could freely buy and sell (but not exempt from some regulatory consequences) through the purchase and sale of bonds. By the end of 2021, this gap was around 100%.
These currency controls, among other consequences, resulted, in a dividend payment ban for the banking industry in 2020 and 2021. For 2022, the regulation has been softened, and banks can pay up to 20% of their accumulated and not distributed profits in twelve consecutive payments, but the Central Bank is not expected to grant access to foreign exchange markets, so banks could be limited in their ability to deposit pesos in local accounts or to pay dividends in kind, such as shares or treasury bonds.
Foreign currency deposits remained mostly flat through 2021, after a significant decrease in 2019 and 2020. The foreign currency loan portfolio continued to fall, almost by 50%, reaching a record low balance. For 2022, we do not expect a relevant change in these trends. We believe deposits will not reverse the downward trend that started in 2019 and we also see few fundamentals that could result in a sudden loan growth, so we expect this activity to keep decreasing its relevance in the Bank’s balance sheet structure.
During 2021 the Bank continued with its strategy of building an inflation adjusted treasury bond portfolio as a way of hedging against a higher inflation scenario. For the same reason, new purchases of these instruments could be made in 2022.
Notwithstanding the above, BBVA Argentina’s treasury holdings do not represent a substantial proportion of its balance sheet (around 8%, including treasury bonds used to comply with liquidity reserve requirements). We expect this trend to continue through 2022.
The credit quality of the private loan portfolio decreased during 2021.
The credit portfolio that was deferred in 2020 due to
Covid-19
support measures was significantly reduced in 2021 once the Central Bank’s regulation that applied the deferral to credit cards expired. This portfolio showed a good credit evolution in 2021.
BBVA Argentina seeks to keep the strong pace it has shown during the last years in terms of customer growth (both commercial and retail) and its digitalization strategy, as the transformation process in which the Bank embarked a few years ago is a key component of our strategy. In this sense, the Bank expects to focus on tools like Net Promoter Score, which allows us to know the degree of satisfaction of our customers with our service and address the necessary steps to continue improving it. Regarding our digitalization strategy, the
Covid-19
pandemic accelerated the adoption of digital tools by our customers during 2020, which began to settle during 2021. We expect this trend to continue growing at a lower but steady pace, and we expect to continue to develop new features and tools to improve our customers’ financial health.
BBVA Argentina’s management has emphasized the need of taking care of the business and managing volatility, and maintaining robust liquidity and solvency ratios.

E.	Off-Balance Sheet Arrangements
Not applicable.

F.	Tabular Disclosure of Contractual Obligations
Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
Directors
The Bylaws of BBVA Argentina state that the Bank’s management is led by a board of directors consisting of a minimum of three and a maximum of nine directors, who are elected by the shareholders to hold such office for a period of three years and who may be re-elected
(the “Board” or the “Board of Directors”). The Bylaws also provide for the appointment of alternate directors. According to the Bank’s Bylaws, the Board shall meet at least once per month.
The table below indicates the names of the current members of our Board, their present position in the Board, their business background and the date of expiration of the period for which they were elected. According to regulation, the members of the Board whose appointment expired in December 2021, will remain as members of Board at least until the next shareholders’ meeting.

Name	Current Term Ends	Current Position	Date of Birth	Present principal occupations and business experience

María Isabel Goiri Lartitegui	December 2023	Chairwoman	03/31/1958
Present principal occupation
: regular director at BBVA Argentina.

Business experience
: regular director at Gescobro S.A. and Divarian S.A., regular director and Vice Chairman at BBVA Uruguay S.A., Risk Director at Garanti Bank, Turkey. Corporate Risk Management Director at BBVA Madrid, Financial Management Director at BBVA Compass, Birmingham, USA, Investor Relations Director at BBVA Madrid and Investment Director at BBVA Asset Management at BBVA Madrid.

Jorge Delfín Luna	December 2022	Vice Chairman 1º	11/17/1958
Present principal occupation
: regular director at BBVA Argentina; PSA Finance Argentina Compañía Financiera S.A. and Rombo Compañía Financiera S.A.

Business experience
: commercial director of BBVA; committee director member at BBVA Argentina; regional interior manager at Banco de Crédito Argentino; director business banking and foreign trade; general manager and vice president of BBVA Uruguay; general manager of Easy Bank (BBVA Argentina); and regional manager at Citibank.

Mr. Luna was elected Director in March 2017.

Alfredo Castillo Triguero (*)	December 2022	Vice Chairman 2º	06/19/1957
Present principal occupation
: regular director at BBVA Argentina.

Business experience
: risks general director and audits general director at BBVA Bancomer; vice chairman of the financing area at BBVA Banco Provincial of Venezuela; member of the management boards of several subsidiaries of BBVA Bancomer and BBVA Colombia Financial Group; and executive vice chairman of the financial area of BBVA Banco Ganadero of Colombia.

Mr. Castillo Triguero was elected Director in April 2016.

Gabriel Eugenio Milstein	December 2023	Regular Director	08/14/1958
Present principal occupation
: regular director at BBVA Argentina; PSA Finance Argentina Compañía Financiera S.A. and Rombo Compañía Financiera S.A.; alternate director at Volkswagen Financial Services Compañía Financiera S.A.

Business experience
: media director at BBVA Argentina; human resources and services director at BBVA Argentina.

Mr. Milstein was elected Director in April 2016.

Name	Current Term Ends	Current Position	Date of Birth	Present principal occupations and business experience

Adriana M. Fernández de Melero (*)	December 2022	Regular Director	04/02/1961
Present principal occupation
: regular director at BBVA Argentina.

Business experience
: in charge of profitability analyses and financial planning at Banco Español; development and planning human resources manager at Banco de Crédito Argentino; human resources administration manager at BBVA Argentina; organization manger and productivity at BBVA Argentina; development business manager at BBVA Argentina; director of corporate development and transformation BBVA Argentina; presidential advisor at Banco Provincia.

Mr. Melero was elected Director in March 2017.

Ernesto Mario San Gil (*)	December 2023	Regular Director	02/21/1957
Present principal occupation
: regular director at BBVA Argentina.

Business experience
: independent director and member of the Audit Committee of Ternium Argentina S.A. (ex Siderar S.A.); member of the Ad honorem Strategic Board of the Ministry of Modernization of the Argentine Nation; director of IDEA; different positions in EY Argentina (formerly Ernst & Young and Arthur Andersen) including: Chief Strategy Officer (CSO), President and CEO, member of the Executive Committee of the EY South America region, partner in charge of the Transactions practice, partner specialized in Financial Institutions.

Mr. San Gil was elected Director in April 2021.

Gustavo A. Mazzolini Casas	December 2021	Regular Director	03/27/1967
Present principal occupation
: regular director at BBVA Argentina.

Business experience
: CFO at BBVA; financial staff country monitoring at BBVA; strategies and financial director lobs and ads at BBVA; financial director at Banco Provincial grupo BBVA; department responsible of coordination financial directions Latam grupo at BBVA; planning financial director at Credilogros Compañía Financiera at BBVA; and financial director at Corp Banca Argentina.

Mr. Mazzolini was elected Director in March 2017.

Javier Pérez Cardete (*)	December 2021	Alternate Director	02/19/1961
Present principal occupation
: alternate director at BBVA Argentina.

Business experience
: South and East territorial director at BBVA; area director at BBVA; and risk responsible of Valencia at BBVA.

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
At the ordinary and extraordinary shareholders’ meeting held on April 20, 2021, María Isabel Goiri Lartitegui and Gabriel Eugenio Milstein were reelected as Regular Directors. In addition, Ernesto Mario San Gil and Gustavo Alberto Mazzolini Casas were elected as Regular Directors.
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

Mr. Alvarez joined the Bank in 1994.

Name	First Appointed	Current Position	Date of Birth	Background and Business Experience

Pablo Hernan Jordan	2021	Director, Commercial	06/13/1977
Work Experience:
Chief Commercial Officer at BBVA Argentina since October 2021. Previously, he served as Business Coordination Manager, Territorial Manager, Commercial Banking Manager, Deputy Territorial Manager for Retail Banking, Territorial Commercial Assistant, VIP Executive and Individual Banking Officer, all positions at BBVA Argentina.

Mr. Jordan joined the Bank in 1998.

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
The Bank has a Nomination and Remunerations Committee which was created on March 30, 2009. Its members must be directors with no executive functions and the majority of its members must be “independent”. Its main functions are to provide assistance to the Board in all issues regarding compensation policies and other benefits. Moreover, it is also in charge of stating the terms and conditions for the selection and hiring of the key principal executives of the Bank. As of the date hereof it consists of (i) Alfredo Castillo Triguero; (ii) Gabriel Eugenio Milstein; (iii) Jorge Delfín Luna; (iv) Gustavo Fernández; and (v) Eduardo González Correas.
The aggregate amount of compensation paid by the Bank and its subsidiaries during the fiscal year ended December 31, 2021 to all directors and officers for services in all capacities, including salaries and bonuses, was Ps.778,048 million. This amount also included compensation accrued during 2020 and paid in 2021. Compensation in the amount of Ps.251,864 million accrued during 2021 will be paid between 2022 and 2026. We hereby confirm that disclosure of the directors individual compensation is not required under Argentine law. Moreover, Argentine legislation requires approval of an aggregate amount of Director’s compensation in the annual ordinary shareholders’ meeting.
During the fiscal year ended December 31, 2021 and 2020, the Bank did not pay, set aside or accrue any amount as contribution to pension plans.

C.	Board practices
Our corporate governance system is based on the distribution of functions between the Board and the several committees described below.
Supervisory Committee
The primary responsibilities of the Supervisory Committee are to monitor the management’s compliance with Argentine corporate law, the Bylaws, the Bank’s internal regulations, if any, and the shareholders’ resolutions. It also, performs other functions, including, but not limited to: (i) attending meetings of the Board, the Management Committee and shareholders’ meetings, (ii) calling extraordinary shareholders’ meetings when deemed necessary and ordinary and special shareholders’ meetings when not called by the Board, and (iii) investigating written complaints of shareholders. In performing these functions, the Supervisory Committee does not control our operations or assess the merits of the decisions made by the directors.
The Supervisory Committee has unlimited access to our books and records and a right to request as much information as necessary for the performance of its duties.
At the ordinary and extraordinary shareholders’ meeting of BBVA Argentina held on April 20, 2021, the following members were appointed to the Supervisory Committee:

Expiration of term
Regular	Alejandro Mosquera	December 31, 2021
	Gonzalo José Vidal Devoto	December 31, 2021
	Vanesa Claudia Rodríguez	December 31, 2021

Alternate	Julieta Paula Pariso	December 31, 2021
	Lorena Claudia Yansenson	December 31, 2021
	Daniel Oscar Celentano	December 31, 2021
Both the regular and alternate members of the Supervisory Committee as of December 31, 2021 had represented, in their capacity as lawyers, to the Bank that: (a) they performed or were prepared to perform the function of legal advisors with the professional independence required by technical resolution No. 15 of the Argentine federation of professional councils in economic sciences; (b) they were members of Biscardi & Asociados S.R.L. and qualify as “independent” according to General Resolution No. 622 (New Text 2013), and (c) they had disclosed all the information required by the CNV regarding their professional relations with the Bank.

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

•
Vanesa Claudia Rodríguez, Senior Lawyer at Biscardi & Asociados; she is in charge of the corporate law area of the firm. From that position, she advises firms such as Compañía de Alimentos Fargo S.A., GDC Argentina S.A., Pandurata Argentina S.A., Daikin Air Conditioning Argentina S.A. (among others), in all matters related to corporate advice for companies. She worked at the Sáenz Valiente & Asociados Law Firm as a lawyer, and later as an associate, advising clients such as Grupo Clarín, Cablevisión S.A., Artear and AGEA, among others. Mrs. Rodríguez graduated from the National School of Commerce of Formosa with the title of commercial expert and later graduated as a lawyer at the Universidad Católica Argentina with diploma of honor. She specialized in Corporate Law at the Universidad Notarial Argentina, also pursuing postgraduate degrees at UADE and at the Universidad Católica Argentina. She also completed the Master of Laws at New York University (NYU), being admitted to practice law in the state of New York. She is a Professor of Private International Law at the Universidad Católica Argentina and UCES, a professor in Compliance specialization courses and a member of the Institute of Private International Law of the Bar Association of Buenos Aires.

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

There are no agreements between the Bank and its directors, members of the Supervisory Committee or main executives, as a consequence of which the directors, members of the Supervisory Committee or main executives might have interests in opposition to those of the Bank, according to the provisions of Article 272 of the Argentine Companies Law.
Audit Committee
According to the Board’s resolution dated June 29, 2021, BBVA Argentina has an Audit Committee to comply with the provisions set out by the Central Bank in its Communication “A” 6552 and the standards of Law No. 26,831 as modified by Law No. 27,440, whose current composition is as follows:

Members :	Adriana Fernández de Melero
Alfredo Castillo Triguero
Ernesto San Gil
According to Section 303A.07(b) of the NYSE Listed Company Manual, all of the members of the Audit Committee must be “independent”. Moreover, according to Law No. 26,831 the Audit Committee must consist of at least three members of the Board, the majority of whom should be independent directors. Each of the members of the Audit Committee qualify as an independent director according to the independence criteria set forth by General Resolution No. 622 of the CNV.
The Audit Committee meets once a month. In each of these meetings, the Audit Committee shall be in charge of assisting the Board of Directors in the monitoring of the internal control environment and in the validation of existing facts or circumstances and improvement of controls covering the main risks of the Bank, financial statements, external auditors, directors’ fees, transactions with related parties and conflict of interest.
The Audit Committee’s duties are set forth below:
1. Internal Control Environment and Financial Statements:

•	Monitor the proper operation of internal controls and the development and publication of the administrative and accounting system.

•	Ensure the consistency and integrity of all the documentation provided to the market.

•	Evaluate observations on internal control weaknesses found by auditors and by comptroller bodies.

•	Submit to the Board, at the time of publication of the year-end financial statements, a report on the status of the internal control system.

•	Know and monitor the internal control environment and the controls that cover the main risks to which the Bank is exposed.

•	Hold meetings with the Management Division for the purpose of reporting on the Bank’s exposure to the relevant risks.

•	To know the results of the reports that the Bank’s Supervisory Committee and the different control committees established by the Central Bank issue in compliance with their duties.

•	To engage independent counsel and other advisors as it deems necessary to carry out its duties, for which the Bank shall ensure that the Audit Committee has sufficient funding.

2. Internal Audit:

•
Propose to the Board the selection, appointment,
re-election
and separation of the person responsible for the Internal Audit duty, on the basis of the candidates shortlisted within the executive scope by the Talent and Culture area.

•	Oversee the independence, effectiveness and development of the Internal Audit function.

•
Review and approve the annual work program and the reports issued by the Bank’s internal audit area, as well as its level of compliance, ensuring that it has adequate resources to carry out its duties and functions in the entity.

•
Ensure that the Internal Audit is provided with the material and human resources necessary for the effective discharge of its functions, both in terms of staff, as well as material elements, systems, procedures and performance manuals.

•
Analyze and, where appropriate, approve the annual work plan of the Internal Audit, as well as those additional plans of an occasional or specific nature to be implemented for reasons of regulatory changes or for the needs of the Bank’s business organization.

•
Receive monthly information from the head of the Internal Audit on the activities carried out, as well as on incidents and obstacles that may arise and verify that the Senior Management takes into account the conclusions and recommendations of its reports. Similarly, monitor such plans, with the possibility to delegate to the Chairman the performance of preparatory tasks to facilitate the work of the Committee. In the event of substantial deviations in the timing of the implementation of the actions provided for in the plans, or in the scope of the reviews, the Committee shall be informed of the reasons for such deviations by submitting for approval such amendments as may be appropriate to the plans of the Internal Audit. Notwithstanding the foregoing, the head of the Internal Audit shall also report to the Board in full, as often as appropriate, on the activities carried out by the Internal Audit department.

•
To know the degree of compliance by the audited units with the corrective measures recommended by the Internal Audit in previous actions, and to report to the Board of Directors cases that may pose a relevant risk to the Bank.

•
The Committee shall be informed of irregularities, anomalies or non-compliances
that the Internal Audit department has detected in the course of its proceedings, provided that they are relevant. “Relevant” means those that may cause significant and material impact or damage to the Bank’s assets, results, or reputation, the assessment of which shall be at the discretion of the Internal Audit department.

3. External Audit:

•	Review the external auditors’ plans, assess their performance and provide an opinion thereon in its Annual Management Report.

•	Analyze the reasonableness of the fees billed by external auditors.

•
Request the external auditor to report to the Committee any relevant fact that has a significant impact on the Bank’s assets, results, or reputation, or that constitutes a relevant weakness in its internal controls.

•	Meet with management and external auditors to discuss the annual and interim financial statements.

•	Provide the mechanisms for the reports to be presented by the external and internal auditors of financial institutions to be presented in a timely manner.

•
When shareholders representing not less than 5% of the share capital, request the Company to appoint an external auditor proposed by them for the performance of one or more particular tasks, the Audit Committee shall previously issue an opinion and inform the CNV.

4. Issuance and Share Plans and Acquisition of Owns Shares. Directors´ Fees:

•
Give an opinion and make it public, on the compliance with legal requirements and on the reasonableness of the conditions for the issuance of shares or convertible securities in the event of a capital increase with exclusion or limitation preferred subscription rights.

•	Issue a report prior to any decision of the Board of Directors to acquire the Company’s own shares.

•	Give an opinion on the reasonableness of the proposals made by the Board of Directors on fees and stock options plans for the Company directors and managers.
5. Transactions with Related Parties and Conflict of Interest:

•
Ensure that transactions between related parties are carried out in accordance with the provisions of Law 26,831, issuing an informed opinion regarding transactions with related parties in the established and specifically required cases.

•
It shall immediately provide the market with full information on transactions in which there is or may be a conflict of interest between the Bank and members who participate in the corporate bodies or controlling shareholders of the Bank.

6. Standards of Conduct:

•	Investigate the irregular behavior or that which may not be in conformity with the applicable regulations or with the BBVA Argentina Code of Conduct.

•	Review the Company’s rules of conduct, ensure that they are properly disseminated to all Company staff and verify compliance with those rules of conduct.

•
Establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

7. Action Plan and relationship with regulatory authorities:

•
Annually present an action plan for the year, which will be submitted to the Board of Directors and the Supervisory Committee within 60 calendar days from the beginning of the financial year, in which it shall inform the treatment given during the year to the questions within its competence as provided for in Article 18 of Chapter III of the CNV Rules.

•
Maintain constant communication with the Superintendence´s officers responsible for the control of the Bank in order to know their concerns, the problems detected in the inspections carried out and the actions for their solution.

All directors, members of the Supervisory Committee, managers and external auditors must, at the request of the Audit Committee, attend its sessions and cooperate with it, facilitating its access to such information as may be available to them. In order to ensure a more appropriate exercise of the powers and duties contemplated herein, the Audit Committee may request the advice of lawyers and other independent professionals and retain their services for the account of the Bank within the budget allocated for such purposes by the shareholders’ meeting. The Audit Committee shall have access to such information and documentation as it may deem necessary in order to comply with its obligations.
Nomination and Remunerations Committee
According to the Board’s resolution dated April 27, 2021, BBVA Argentina has a Nomination and Remunerations Committee, whose current composition is as follows:

Members :	Alfredo Castillo Triguero
Gabriel Eugenio Milstein
Jorge Delfín Luna

Guest members :	Gustavo Fernández
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
Special Committees of the Bank’s Management
The Bank has the following special committees:

•	Management Committee
As of the date of this annual report, the Management Committee consists of: (i) Martín Ezequiel Zarich; (ii) Pablo Hernan Jordan; (iii) Juan Christian Kindt; (iv) Gustavo Fernández; (v) Ernesto Ramón Gallardo; (vi) Gerardo Fiandrino; (vii) Leandro Alvarez; (viii) Carlos Elizalde and (ix) Eduardo González Correas.
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
The Information Technology Committee is responsible for the institutional treatment of the policies, goals and planning of the information systems area, and as of the date of this annual report consists of: (i) Leandro Alvarez; (ii) Rubén Stempellato; (iii) Gabriel Eugenio Milstein; (iv) Analia Gonzalez; (v) Miryam Quercia; (vi) Daniel Neme; (vii) Atilio Lucarelli, (viii) Verónica Redlich, (ix) Rubén Lauriente and (x) Alberto Ocampo.
The Information Technology Committee meets quarterly.

•	Disclosure Committee
As of the date of this annual report, the Disclosure Committee consists of: (i) the financial director Ernesto Ramón Gallardo; (ii) the legal services director, Eduardo González Correas; (iii) the accounting manager, Carlos Reinaudo; (iv) the investor relations manager, Inés Lanusse; (v) the associate of investors and rating agents, Belén Fourcade; (vi) the risks director, Gerardo Fiandrino and (vii) the manager of banking and institutional business, Rocío Carreras.
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

The Asset Laundering and Terrorism Financing Prevention Committee as of the date of this annual report consists of: (i) two directors, Gabriel Eugenio Milstein, who is the compliance officer on money laundering prevention before the anti-money laundering organism (Unidad de Información Financiera) and Gustavo Alberto Mazzolini Casas, (ii) the director in charge of the regulatory compliance area, Mónica Etcheverry, manager in regulatory compliance; (iii) the official in charge of the compliance area processes, Adriana Scorza and (iv) the responsible for the money laundering prevention area, Federico Maliandi.
In order to comply with its control and prevention purposes, the Asset Laundering and Terrorism Financing Prevention Committee assumes the following responsibilities:

•	to deal with all matters related to the prevention of terrorism assets laundering and financing;

•	to define operational policies and continuously monitor their degree of advancement; and

•	to assign duties to the different areas involved.
Each member assumes the following functions:

•	to render his or her area of activity more sensitive as to the importance of preventing terrorism assets laundering and financing;

•	to detect any relevant situation which may occur in his or her area;

•	to analyze any new product or service and evaluate potential asset laundering risks; and

•	to assume the necessary commitments in his or her area in order to implement prevention systems in coordination with the officer responsible for asset laundering prevention.
The Asset Laundering and Terrorism Financing Prevention Committee meets every three months, or extraordinarily whenever the coordinator should deem it convenient due to the existence of relevant matters to be discussed.
Not later than five business days prior to any meeting the regulatory compliance director shall discuss with the secretary the agenda to be discussed at the meeting, and the secretary will submit such agenda to the members of the committee.

•	Compliance Committee
The Compliance Committee consists of: (i) the executive director, Martín Ezequiel Zarich; (ii) the compliance director, Mónica Etcheverry; (iii) the retail banking director, Pablo Hernán Jordan; (iv) the financial area director, Ernesto Gallardo; (v) the legal services director, Eduardo González Correas; (vi) the risks director, Gerardo Fiandrino and (vii) the internal audit director, Adolfo Rivera Guzmán, who attends as an observer with voice but without vote.
The main functions of the Compliance Committee are to:

•	set action plans and continuously review their progress;

•	contribute to preserve the corporate integrity of BBVA Argentina , ensuring the effective application of the Code of Conduct and the Regulations of Conduct in the Capital Markets;

•
encourage and promote a culture of ethics and integrity, promote the adoption of necessary measures to resolve queries, concerns, suggestions in relation to compliance and application of the Code of Conduct as well as ethically questionable actions that may arise in the context of the Bank’s operations;

•	promote and monitor the operation and effectiveness of the Whistleblower Channel and the review of its most significant cases;

•	ensure compliance with the provisions of the Protection of Users of Financial Services, considering the claims submitted by users and adopting actions that mitigate their occurrence;

•	assume the necessary commitments and agree on actions to carry out prevention systems, in coordination with the Responsible for Asset Laundering and Terrorism Financing Prevention; and

•	promote training and raise awareness about the importance of compliance with the Code of Conduct and the Compliance Committee’s actions.
The Compliance Committee meets on a monthly basis.

•	Risk Management Committee
This committee consists of the risks director, the retail risk and process transformation manager, the wholesale risks manager, the internal risk control manager, a member of Internal Risk Control as Technical Secretary, the manager of financial risks and reporting, all of them as permanent participants; the Executive Director; the Head of the subject area; the C&IB Director and/or the Manager of Global Transactional Banking and/or the Manager of Global Markets Argentina; the Commercial Director and/or the Retail Coordination Manager and/or the Business Coordination Manager; all of them as guests and the Business Development Director and/or the Business Implementation Manager as lecturer.
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
non-Financial
Risk Manager.
The main functions of this committee are:

•	to promote and ensure the effectiveness of the control model and the necessary culture of transparency and self-criticism;

•	to ensure the implementation and maintenance of the corporate assurance model within the BBVA Group entities;

•	to prioritize control weaknesses identified by the expert areas and the internal audit bureau regarding adequacy, appropriateness and timeliness of the proposed remedial actions;

•	to ensure that experts activities are carried out with self-criticism and transparently;

•	to understand, evaluate, and assign responsibilities for managing risks that are submitted for consideration;

•	to give timely follow up on agreed action plans to mitigate risks;

•	to communicate to specialists and business units all decisions;

•	to promote awareness of the operational risk model, as well as the dissemination of corporate policies governing the matter;

•	to solve and take decisions regarding the operational risk, required by its materiality or importance;

•	to ensure the implementation of the operational risk model and facilitate proper management for operational risks related to BBVA Argentina business;

•	to supervise the proper implementation of tools and model methodology; and

•	to deal with any matter that enhances the quality and reliability of BBVA Argentina internal controls and its affiliated companies.
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
Also in compliance with resolutions of the Central Bank or other controlling bodies, the Bank has appointed different officers responsible for specific subjects, as detailed below:

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
Responsible Manager: Jorge Delfín Luna
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
Main Responsible Officer: Gabriel Eugenio Milstein
Alternate Responsible Officer: Gustavo Alberto Mazzolini Casas

•	Security Responsible for Financial Entities (Communications “A” 5120 and 5132)
Main Responsible Officer: Juan Antonio Calderón
Alterante Responsible Officer: Victor Fabian Garibotto

Advisors
All internal legal advice is provided to the Bank by its own legal services department.

D.	Employees
The following table shows the breakdown of our full-time payroll employees as of December 31, 2021, 2020 and 2019:

	As of December 31,
	2021	2020	2019
Main office	3,863	3,118	3,826
Branches	2,000	2,901	2,495

Total	5,863	6,019	6,321

Our employees are represented by a national bank union with optional membership. As of December 31, 2021, 2,346 employees were unionized. The union negotiates a collective bargaining agreement to establish minimum salaries for all of its members. We have not experienced any conflicts with the union for over 20 years and we consider relations with our employees to be satisfactory.
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
As of February 28, 2022, Gabriel Eugenio Milstein (Regular Director) owned shares in BBVA Argentina. His share ownership in the Bank represented less than 1% of the capital stock of the Bank. The shares owned by this director do not have different voting rights.
None of our directors or our remaining senior executives own shares or options on shares of BBVA Argentina.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 28, 2022, by each person who, to our knowledge, beneficially owned more than 5% of our ordinary shares as of such date. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned at February 28, 2022
Beneficial Owner	Number of Shares	Percentage of Shares Outstanding
Banco Bilbao Vizcaya Argentaria S.A.	244,870,968	39.97%
BBV América SL (1)	160,110,585	26.13%
The Bank of New York Mellon (2)	102,886,930	16.79%
Administración Nacional de Seguridad Social	43,206,096	7.05%

(1)	BBV América S.L. is under the control of BBVA.
(2)	As holder agent of ADSs.

Our capital stock at December 31, 2021 was 612,710,079 shares. As of such date, BBVA had an equity interest in the Bank of 66.55%.
On October 9, 2019, the CNV issued Resolution No. 20,484/2019 approving the merger of BBVA Francés Valores S.A. into the Bank. As a result, the Bank was authorized to issue 50,441 ordinary shares, with a nominal value of Ps.1 and entitling to one vote each to be delivered to BBVA Francés Valores S.A.’s minority shareholders.
On August 27, 2021, the definitive agreement for the merger by absorption, the capital increase and the dissolution without liquidation of BBVA Francés Valores S.A. was registered in the Public Registry under No. 13,335 and 13,336 of Book 104 of Corporations.
On September 28, 2021, 50,441 ordinary, book-entry shares with a par value of one peso (Ps.1) each and entitled to one vote per share of BBVA Argentina, were delivered to the shareholders of BBVA Francés Valores S.A.
We are a corporation registered under Argentine law whose shareholders restrict their liability to the shares they have subscribed and paid-in
under the Argentine Companies Law. Therefore, and in terms of Law No. 25,738, no shareholder of the Bank, whether foreign or local, is liable beyond such paid-in
shares for obligations deriving from transactions made by the Bank.
We are unaware of any arrangements the operation of which may, at a subsequent date, result in a change of control of BBVA Argentina.
As of December 31, 2021, according to our records 13 holders of ordinary shares and 32 registered holders of ADSs (in accordance with the records of the Bank of New York Mellon (“BoNY”), as depositary for the ADSs) have an address in the United States, representing 20.77% of our issued and outstanding ordinary shares.

B.	Related Parties Transactions
The following table presents the aggregate amounts of total financial exposure of BBVA Argentina to related parties for the two-month
period ended February 28, 2021 and for the fiscal year ended December 31, 2021. Related parties include controlled companies, controlling shareholders and entities under common control, key management and directors and associated entities.
The financings described below (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

	February 28, 2022					December 31, 2021
Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Controlled, Controlling and Under Common Control Entities
BBVA and subsidiaries	4,126,563	—	4,126,563	—	Guarantees given and correspond- dents	4,320,701	—	648,370	—	Guarantees given and correspond- dents
BBVA Asset Management S.A.U.	2,161,845	32,73%	2,161,845	32,73%	Other loans, credit card loans and equity investment	1,862,480	32,73%	1,784,132	32,73%	Other loans, credit card loans and equity investment
Consolidar AFJP S.A. (undergoing liquidation proceedings)	20,162	—	20,161	—	Other loans, guarantees given and equity investment	28,892	—	20,000	—	Other loans, guarantees given and equity investment
PSA Finance S.A.	4,616,828	43,70%	3,703,931	50,78%	Advances, call money, other loans and equity investment	4,552,718	35,68%	4,552,718	35,68%	Advances, call money, other loans and equity investment
BBVA Consolidar Seguros S.A.	808,268	32,49%	734,268	32,49%	Credit card loans, other loans and equity investment	755,696	32,12%	750,460	32,61%	Credit card loans, other loans and equity investment
Play Digital S.A.	243,319	29,32%	243,319	29,32%	Advances, Credit card loans and equity investment	201,038	27,62%	117,205	37,96%	Advances, Credit card loans and equity investment
Openpay Argentina S.A	150,171	—	150,171	—	Advances and equity investment	146,696	0,12%	146,696	0,12%	Advances and equity investment
Volkswagen Financial Services S.A	7,415,913	36,73%	7,367,442	38,01%	Advances, Credit card loans, other loans, call money and equity investment	7,569,803	37,02%	6,878,414	36,95%	Advances, Credit card loans, other loans, call money and equity investment
Associated Entities
Rombo Cia Financiera S.A.	1,813,905	101,91%	1,800,833	106,46%	Loans, other loans and equity investment	1,715,027	106,46%	1,715,027	106,46	Loans, other loans and equity investment
Key Management Personnel (3)	76,675	57,00%	76,675	57,00%	Credit card loans, personal loans, other loans, advances and real estate mortgage	74,263	55,00%	60,551	55,00%	Credit card loans, personal loans, other loans, advances and real estate mortgage

(2)
  Largest amount during the period indicated.
(3)
  In thousands of pesos.
(4)
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

As of December 31, 2021, the Bank did not have outstanding any financial assistance from BBVA.

C.	Interest of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information
See
“Item 5. Operating and Financial Review and Prospects—A. Operating Results”
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
The UIF notified the Bank in May and June 2019 of the filling of two actions through summary proceedings against the Bank and the members of its Board of Directors and its compliance officer regarding alleged violations of the regulations for the prevention of money laundering. The Bank intends to defend the interests of these parties and has presented a deposition in their defense, but given their early stages is unable to predict the outcome of these actions.
On June 24, 2021 we were notified of a financial summary against the Bank, its directors and three managers, The purpose of this financial summary was to accuse the Bank of lack of regulatory compliance with Communication “A” 6981 for assuming that the company Cargill S.A. (“Cargill”) was a large exporting company, when according to the documentation presented by Cargill, such company would not fall under such category and therefore would not require authorization provided by the credit policies established by the Central Bank.
On August 4, 2021 discharges were presented against all the defendants (the Bank, its directors and three of its managers). As of the date of this annual report, the BCRA has not ruled in this regard.
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

3.
net positive amount arising from the difference between the measurement at amortized cost and the fair market value recorded by the financial institution with respect to public debt instruments and/or monetary regulation instruments of the BCRA valued at amortized cost, adjustments to asset valuations: (i) notified by the Superintendence—whether or not accepted by the institution—and/or (ii) required by external auditing and, in both cases, pending accounting registration; and

4.	preferential asset valuation exemptions granted by the Superintendence on a case-by-case basis, including adjustments for failure to implement agreed adequacy plans.
Amounts available for dividend distributions are determined pursuant to Argentine law and IFRS-BCRA. As a result, dividends may be paid when the Bank has no income as determined under IFRS-IASB and, conversely, dividends may not be payable even if the Bank has income as determined under IFRS-IASB.
With respect to fiscal year 2017, the Board of Directors decided at the meeting held on April 26, 2018 that the payment of such dividends would occur on May 9, 2018 for a total amount of Ps.970 million in nominal value.
For the fiscal year 2018, the Board of Directors decided at the meeting held on April 24, 2019 to distribute a total amount of Ps.2,407 million in nominal value based on the Bank’s results as determined under IFRS-BCRA.
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
The Board of Directors of the Bank decided to propose for the approval of the ordinary and extraordinary general meeting of shareholders held on April 20, 2021, the partial withdrawal of the optional reserve to be applied to the payment of a dividend in the amount of Ps. 7,000 million and propose for the approval of the extraordinary general meeting of shareholders held on November 3, 2021, the partial withdrawal of the optional reserve to be applied to the payment of a dividend in the amount of Ps. 6.500 million.
Communication “A” 6886 provides that financial institutions must have the formal authorization of the BCRA before making dividend distributions. In such authorization process, the Superintendence will take into account, among other elements, the potential effects of the application of International Accounting Standards according to Communication “A” 6430 (point 5.5. of IFRS 9) and the restatement of financial statements provided by Communication “A” 6651.
As a result of the
Covid-19
pandemic, the Central Bank issued Communication “A” 6939 whereby the distribution of dividends by financial institutions was suspended until June 30, 2020. Communication “A” 7035 extended such restriction until December 31, 2020, which was subsequently extended to June 30, 2021 by Communication “A” 7181 and to December 31, 2021 by Communication “A” 7312.
Pursuant to Communication “A” 7421 dated December 16, 2021, the Central Bank enabled financial entities, from January 1, 2022 to December 31, 2022, to distribute dividends for up to 20% of their “distributable profit”. Financial entities, having the previous authorization of the Central Bank, must make this distribution in 12 equal, monthly and consecutive installments.

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

The table below shows the quarterly high and low closing prices of our ordinary shares in pesos on BYMA for the periods indicated. The following prices have not been adjusted for any stock dividends.

	Pesos Per Ordinary Share (1)
	High	Low
April 2022 (through April 8, 2022)	230.50	215.05
March 2022	237.15	197.55
February 2022	246.25	225.10
January 2022	247.10	208.50

Year ended December 31, 2021	288.90	126.45
Fourth quarter	288.90	201.75
December 2021	237.90	201.75
November 2021	288.70	205.95
October 2021	288.90	237.00
September 2021	271.55	224.40
Third quarter	271.55	181.05
Second quarter	223.70	126.45
First quarter	155.65	129.20

Year ended December 31, 2020	188.85	69.40
Fourth quarter	175.10	122.30
Third quarter	188.85	117.65
Second quarter	174.40	73.70
First quarter	156.50	69.40

Year ended December 31, 2019	183.45	80.55
Year ended December 31, 2018	170.50	89.00
Year ended December 31, 2017	157.00	87.00

(1)	Pesos per ordinary share data reflect nominal prices at trading date.
Source: BYMA.
Our ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York Mellon, as depositary. Each ADS represents three ordinary shares. The table below shows the quarterly high and low closing prices of the ADSs in dollars on the NYSE for the periods indicated.

	Pesos Per ADS (1)
	High	Low
April 2022 (through April 8, 2022)	3.69	3.42
March 2022	3.66	2.94
February 2022	3.60	3.09
January 2022	3.39	2.84

Year ended December 31, 2021	4.48	2.54
Fourth quarter	4.36	2.82
December 2021	3.36	2.96
November 2021	4.07	2.82
October 2021	4.36	3.76
September 2021	4.48	3.62
Third quarter	4.48	3.01
Second quarter	4.12	2.54
First quarter	3.21	2.54

Year ended December 31, 2020	5.77	2.27
Fourth quarter	3.57	2.32
Year ended December 31, 2019	13.97	3.06
Year ended December 31, 2019	13.97	3.06
Year ended December 31, 2019	13.97	3.06

Year ended December 31, 2019	13.97	3.06
Year ended December 31, 2018	26.60	7.18
Year ended December 31, 2017	25.54	15.30

(1)	Source: BoNY Mellon Depositary.
Trading on the BYMA
In Argentina all publicly offered securities must be traded on markets authorized by the CNV. At the end of 2021, the four principal authorized markets in Argentina were the
Bolsas y Mercados Argentinos-
BYMA (for equity and fix income), the
Mercado Abierto Electrónico
-MAE (for fixed income and derivatives), the
Mercado a Término de Buenos Aires
-MATBA (for commodities and derivatives) and the ROFEX (for commodities and derivatives).
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

As of December 31, 2021, the shares of 83 companies (82 domestic companies and 1 foreign company) were listed on the BYMA, excluding investment funds. In 2021, the effective volume traded in shares (US$ 287 million.) presented an increase in the annual variation of 68.6% compared to 2020. See “Instituto Argentino de Mercado de Capitales.
”
All the agents authorized by the CNV can conduct transactions in the authorized markets. These agents must be affiliated with BYMA (stock market continued by BYMA) if they want to trade on this market. Trading on the BYMA is conducted through three different trading systems:

•	the “Millennium”;

•	the “Senebi”; and

•	the “Sistaco”.
The operations at the electronic auction system called the “Millennium” start from 11:00 A.M. and end at 5:00 P.M. each business day. Each broker inserts both its buying and selling orders while the system matches the transactions. Millennium has been considered a single market. The system allows the trade of securities, public bonds, private bonds, futures and derivatives.
The Buenos Aires Stock Market’s trades are made through an electronic Senebi Market System (the “Senebi”) that operates from 11:00 A.M. to 5:00 P.M. each business day. Member Agents operate on their own, arranging transactions through direct negotiations. Transactions must be informed by the BYMA agents for their disclosure, registration and publication. The transactions arranged and registered in Senebi are considered unsecured and, consequently, are not backed by the Mandatory Guarantee Fund Constituted by BYMA. Additionally, such transactions are made through the electronic Sistaco Market System (the “Sistaco”) that operates from 11:00 A.M. to 5:00 P.M. each business day, which allows Brokers of Negotiable Securities (“ACVN”) to inform BYMA of the occurrence of transactions made through the systems managed by them, which link authorized intermediaries that are later confirmed for subsequent registration in Senebi. In all markets, the operations can be executed in pesos or dollars from local accounts or foreign accounts.
As of December 31, 2021, the market capitalization of the 83 domestic companies listed on the BYMA was approximately US$41.7 billion. At the same time, the market capitalization of the domestic companies totaled US$41.4 billion.
The following table summarizes certain historical information about the BYMA.

	December 31,
	2021	2020	2019
Market capitalization (US$ billion)	41.7	112.1	176.3
Number of companies listed	83	91	90
Rate of return in US$ (1)	(4.96)%	(12.50)%	(13.17)%
Market/book ratio (2)	1.00	0.94	1.11

(1)	Based on the Merval Index.
(2)	Based on IAMC report for S&P Merval Index (integrated by 20 leader companies).
Source: BYMA and Instituto Argentino de Mercados de Capitales (IAMC).
Market Regulation
In November 2012, the Argentine Congress passed the “Capital Markets Law, which abrogated Law No. 17,811 enacted in 1968. In July 2013, the Argentine executive branch issued implementing Decree 1023/2013, and in September 2013, the CNV issued a new set of rules further implementing and administering the requirements of the Capital Markets Law (General Resolution 622/2013 and, together with Decree No. 1023/2013, the “CNV Rules”).
The objectives of the Capital Markets Law are, among others, the promotion of the participation in the securities market of small investors, including retail investors, trade unions, chambers of commerce, professional organizations, and small and medium-sized
companies; the strengthening of the mechanisms to protect and prevent abuses against such investors and the simplification of the mechanisms by which persons trade on the market.
The Capital Markets Law introduced other important amendments, the most important of which are: (i) the end of the Argentine securities market’s self-regulation; (ii) new categories of licenses for participants in the public offering regime; (iii) the new powers conferred on the CNV; and (iv) the mandatory tender offer rules. These amendments are briefly described below.

•	End of Self-Regulation of the Securities Market
The Capital Markets Law brought to an end the self-regulation of the Argentine securities market. Prior to the Capital Markets Law, in order to trade on a market, broker dealers had to be shareholders of the self-regulated organization (“SRO”) that operated such market. Accordingly, in the city of Buenos Aires, the only persons authorized to trade securities listed on the BYMA were the shareholders of the Buenos Aires Stock Market, the entity overseeing brokerage activities and transactions on the Buenos Aires Stock Market. Likewise, for persons to trade securities on the MAE, they had to be shareholders of such entity. While these entities supervised their participants, the CNV, in turn, supervised the entities.

The Capital Markets Law expressly provided that stock exchanges and other securities markets may no longer impose as a requirement for membership to be a shareholder of the relevant exchange or market. It also established that markets must be organized as public companies (i.e. with listed shares), excluding other types of companies or civil associations.
Moreover, the CNV now directly authorizes, revokes the authorization of, regulates and supervises the securities markets, as well as any individuals and companies that in any manner participate in the public offering of securities. Accordingly, the indirect regulation through SROs was abandoned.

•	New Licenses for Participants in the Public Offering Regime
The Capital Markets Law set several types of licenses for persons and companies already engaged, or wishing to engage, in the public offering of securities. Regarding the former, such as stock brokers or MAE broker dealers that already held a license, the CNV rules allowed them to choose until March 2014 among the new set of licenses and to comply with the requirements of each of them, with longer periods of time available to comply with certain specific requirements such as mandatory minimum capital requirements.
The new types of licenses included the following: Negotiating Agents (
Agentes de Negociación–AN
), for companies that wish to engage in the primary and secondary offer of securities; Liquidation and Compensation Agents (
Agentes de Liquidación y Compensación–ALyC
), for companies that, in addition to the primary and secondary offer of securities, wish to participate in the settlement of transactions; Soliciting Agents (
Agentes Productores–AP
), which allows individuals and companies to solicit clients for referral to either an AN or ALyC; Capital Market Advisors (
Agentes Asesores de Mercados de Capitales–AA
), for individuals or companies giving advice to the public relating to the capital markets; and Selling Agents (
Agentes de Corretaje de Valores Negociables–ACVN
), for ANs, ALyCs and other authorized participants to act as intermediaries among sellers and buyers through electronic platforms.
There are also specific licenses to act as central securities depositories or Collective Deposit Agents (
Agente de Depósito Colectivo–ADC
); or perform certain of their related activities as Custody and Payment Agents (
Agente de Custodia, Registro y Pago–ACRyP
).
Regarding rating agencies, the Capital Markets Law introduced the possibility for public universities to act as such, and therefore there are two categories in this area: rating agents (
Agentes de Calificación de Riesgo–ACR
) and public university rating agents (
Agentes de Calificación de Riesgo–Universidades Públicas
).
Regarding collective investments, including investment funds and trusts, the Capital Markets Law maintained a similar scheme of licenses, extending the requirement imposed on other non-banking
entities to register with the CNV to banks, to act as financial trustees.
Finally, the Capital Markets Law requires all employees of registered entities who deal with the public, whether due to the provision of advisory services or any services, to be registered in a special registry to be kept by the CNV (Registry of Competent Agents or
Registro de Idóneos
), and, among others, complete the training programs mandated by the CNV.

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
The CNV assumed the power to control the companies which hold the licenses described in “
New Licenses for participants in the Public Offering Regime”
section above. The CNV must carry on the permanent supervision of such companies, approving any amendments to their Bylaws, variations of their capital, and their dissolution and liquidation.
The CNV enforces the Capital Markets Law, with the power to impose sanctions. The CNV may declare acts which are under its supervision null and void, without the need of prior administrative proceedings, when such acts were contrary to the Capital Markets Law. The courts reviewing the decisions of the CNV are the commercial courts instead of the administrative law courts.

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
The following summarizes certain material provisions of our Bylaws and Argentine law, the main regulatory bodies governing BBVA Argentina. This summary is qualified in its entirety by reference to the Argentine Companies Law No. 19,550 (“Argentine Companies Law”), the Financial Institutions Law and our Bylaws, and corresponds to the last five years.
At the ordinary and extraordinary shareholders’ meeting held on April 10, 2014, our shareholders approved an amendment to section 1 and 3 of our Bylaws in order to comply with the Capital Markets Law. This amendment was registered before the Public Registry of Commerce on September 18, 2014 under No. 17,995, Book 70 of Corporations. A copy of our Bylaws was filed as an exhibit to our annual report on Form
20-F
for the year ended December 31, 2014.
At the ordinary and extraordinary shareholders’ meeting held on April 24, 2019, our shareholders approved an amendment to section 1 and 3 of our Bylaws in order to change the company name, allow the Board to issue corporate bonds without the prior delegation of the shareholders’ meeting, the exercise of preemptive rights in accordance with the prospectus in case of a capital increase and the elimination of the accretion right. This amendment was registered before the Public Registry of Commerce on October 17, 2019 under No. 21332, Book 97 of Corporations. A copy of our Bylaws as currently in effect was filed as an exhibit to our annual report on Form
20-F
for the year ended December 31, 2019.
At the ordinary and extraordinary shareholders’ meeting held on April 20, 2021, our shareholders approved an amendment to section 22 of our Bylaws in order to include the possibility of holding remote Board meetings. This amendment was registered before the Public Registry of Commerce on July 21, 2021 under No. 11156, Book 1037 of Corporations. A copy of our Bylaws as currently in effect is being filed as an exhibit to this annual report on Form
20-F.
Registry and Company’s Objects and Purposes
BBVA Argentina is registered with the Public Registry of Commerce of the Argentina (Registro Público de Comercio) under company number 1,065, Page 359, Book 5, Volume “A” of Local Corporate Bylaws. Section 3 of our Bylaws provides that the object of BBVA Argentina is to engage in the commercial banking business, including financial brokerage, whether in Argentina or abroad. Under our Bylaws, BBVA Argentina is authorized to perform the following activities:

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

Directors
Under Section 18 of our Bylaws, the Board of Directors receives an annual fee established by our shareholders. This fee is subject to the restrictions of Section 261 of the Argentine Companies Law, which provides that the aggregate compensation of the directors may not exceed 25% of the income of the Bank, or 5% of the income if no dividends were distributed to the shareholders.
The compensation of the members of the Board is previously approved by the Nominations and Compensation Committee and the Audit Committee of the Bank, taking into consideration the reasonability and legality of the amount proposed. The decision of these two committees regarding the compensation amount is then submitted to the approval of the Board of Directors and the annual shareholders’ meeting.
Under Section 272 of the Argentine Companies Law, a director may not vote in respect of any proposal in which he, or any person connected to him, has an interest contrary to the interests of BBVA Argentina. Moreover, directors are not entitled to carry out personal transactions with the company or its affiliates, other than the banking common operations, unless they are approved by a special procedure that guarantees the transparency of proposed transaction.
Directors need not hold shares in BBVA Argentina or any of our subsidiaries to qualify and be appointed as directors of BBVA Argentina.
The Bank has no policies regarding age limits or retirement age.
Rights Attaching to Shares
As of the date of this annual report, our capital is formed by a single class of shares, all of which are ordinary shares and have the same voting and economic rights. Shareholders participate in the distribution of dividends pro rata of the paid-in
capital. Furthermore, shareholders are entitled to participate in the distribution resulting from the liquidation of BBVA Argentina in proportion to the paid-in
capital.
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
Shareholders’ meetings
All general meetings apart from annual regular meetings are called regular or special meetings. Ordinary and extraordinary shareholders’ meetings are to be convened by the Board of Directors of the Bank or by the Supervisory Committee in such instances as set forth by law, or whenever they may deem it necessary, or upon requisition of shareholders representing at least 5% of our stock capital, as provided by Section 236 of the Argentine Companies Law.
Shareholders’ meetings are called by publication for five days, at least 20 and not more than 45 days before the date of the meeting, in the Official Gazette and in one of the most widely circulated newspapers in Argentina. The notice must include the nature, the date, time and place of the meeting, the agenda, and any special requirements in our Bylaws for the shareholders to attend.
In case of adjournment of a regular shareholders’ meeting, the meeting on second call may be held on the same date, at least one hour after the time set for the meeting on first call, in compliance with Section 237 of the Argentine Companies Law. In case of adjournment of a special shareholders’ meeting, the meeting on second call must be held within the following thirty days, and the publication must appear for three days at least eight days before the date set for that meeting.
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
Change in the Capital
Our Bylaws do not establish conditions for the changes in the capital of BBVA Argentina more stringent than those conditions imposed by the Argentine Companies Law.

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
Currently, the exchange regulatory framework establishes:
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
non-residents
require the prior approval of the BCRA.
Transfer of Dividends
The transfer abroad of profits and dividends to
non-resident
shareholders requires the prior consent of the Central Bank from the effective date of Communication “A” 6770 of September 1, 2020.
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
Direct Investments
The entrance of direct investments into the country is not restricted. Such investments can be credited in accounts in foreign currency and currently there is no minimum term.
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

Future and Forward Operations
The Central Bank significantly modified the exchange regulations on derivatives by incorporating the restriction on the execution of cross-border derivative transactions.
The exchange regulations oblige Argentine residents to obtain the prior authorization of the Central Bank to access the foreign exchange market for transfers abroad in derivatives with foreign counterparties, according to Communication “A” 6780 of the Central Bank. The entry of foreign currency for this concept has no restrictions.
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
Law No. 27,630 enacted on June 16, 2021, canceled the generalized reduction of the tax rate explained above, and introduced a system of tax rate by scales that will be in force for fiscal years beginning on or after January 1, 2021, and also, the rate applicable to dividends on profits generated in fiscal years started as of January 1, 2018 was unified at 7%.
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
The dividends or profits distributed by capital companies and permanent establishments will be applied to the fiscal year in which they may have been: (i) made available or paid, whichever occurs first; or (ii) capitalized, provided the securities foresee interest or accrual payments within terms of up to one year.
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

Personal Property Tax
According to Law No. 23,966, as amended, and Decrees No. 127/96 and 812/96, all individuals and undivided estates are subject in Argentina to a personal property tax on all assets held at December 31 of each fiscal year (the “Personal Property Tax”). This tax applies to our ADSs and ordinary shares held by U.S. Holders. In the case of individuals and undivided estates domiciled or located in Argentina, an exemption is available to taxpayers whose assets included in the tax base for purposes of the Personal Property Tax do not exceed Ps.6,000,000. Corporations and other legal entities domiciled or located in Argentina are not subject to the Personal Property Tax. Individuals and undivided estates domiciled or located in a foreign country are subject to the Personal Property Tax only with respect to assets located in Argentina.
Pursuant to Law No. 25,585, it is presumed — without the right to rebut such presumption — that shares of stock corporations, such as ADSs (held in book-entry form or evidenced by ADRs), shares of common stock and equity interests in entities governed by the Argentine Companies Law No. 19,550, as amended, whose holders are corporations or any other entities, companies, permanent establishments or trusts, domiciled, settled or located in a foreign country, belong indirectly to individuals or undivided estates domiciled in a foreign country.
Pursuant to Law No. 25,585, published in the Official Gazette on May 15, 2002, BBVA Argentina is responsible for paying the Personal Property Tax on our ADSs or ordinary shares held by individuals or undivided estates domiciled in Argentina or a foreign country, or corporations or any other entities located in a foreign country. The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity arising from the last balance sheet of the company at December 31. The minimum exempted amount of Ps.6,000,000 is not applicable. The tax so paid is considered a definitive payment.
Companies responsible for the tax payment, such as BBVA Argentina, are entitled to obtain refunds of the amounts paid from holders of ADSs or ordinary shares and may retain or foreclose on the property included in the tax base for purposes of the Personal Property Tax that originated the payment.
In 2022, the Bank expects to make payments on account of its shareholders in connection with Personal Property Tax due with respect to assets held as of December 31, 2021.
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
Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Argentine income taxes, if any, withheld from payments of dividends on ADSs or ordinary shares generally will be creditable against a U.S. Holder’s U.S. federal income tax liability if such taxes were paid or accrued in a taxable year beginning before December 28, 2021. Recently issued Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Final Treasury Regulations”), impose additional requirements for foreign taxes to be eligible for credit. We have not determined whether these requirements have been met with respect to any withholding tax imposed on dividends on ADSs or ordinary shares and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits for any amounts withheld with respect to dividends on ADSs or ordinary shares to which the Final Treasury Regulations apply.
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

The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances. Subject to generally applicable limitations under U.S. law, a U.S. Holder may, at its election, deduct such otherwise creditable taxes in computing its taxable income in lieu of claiming a credit. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.
Sale or Other Disposition of ADSs or Ordinary Shares
For U.S. federal income tax purposes, gain or loss a U.S. Holder realizes on the sale or other disposition of ADSs or ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or ordinary shares for more than one year. The amount of a U.S. Holder’s gain or loss will equal the difference between its tax basis in the ADSs or ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. If an Argentine tax is withheld on the sale or disposition of ADSs or ordinary shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or disposition before deduction of the Argentine tax. See “—
Argentine Taxes—Taxation of Capital Gains
” for a description of when a disposition may be subject to taxation by Argentina.
Because a U.S. Holder’s gain or loss on the disposition of ADSs or ordinary shares will generally be U.S.- source gain or loss for foreign tax credit purposes, and because a U.S. Holder will be entitled to use foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income, a U.S. Holder may be precluded from claiming a credit for all or a portion of the foreign taxes imposed on such gains. In addition, in taxable years to which they apply, the Final Treasury Regulations generally will preclude U.S. Holders from claiming a foreign tax credit with respect to any tax imposed on gains from the disposition of shares by a jurisdiction, such as Argentina, that does not have an applicable income tax treaty with the United States, although such taxes may be applied to reduce the amount realized by the U.S. Holder on the disposition. U.S. Holders should consult their tax advisers regarding the creditability or deductibility of any Argentine tax in their particular circumstances (including any applicable limitations).
Passive Foreign Investment Company Rules
We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year 2021. However, because our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than
25-percent-owned
equity investments) from time to time, and because our analysis of our PFIC status is based upon certain proposed Treasury regulations, including those which are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994, which may not be finalized in their current form, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder owned ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year and an interest charge would be imposed on the resulting tax liability for each such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner. Certain elections (including a mark-to-market
election) may be available to U.S. Holders that may result in alternative treatments if we were a PFIC for any taxable year. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.
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
To achieve its goals, the Bank uses a management model with two principles for the decision-making process:

•	Prudence: materialized in relation to the management of the various risks acknowledged by the Bank.

•	Anticipation: refers to the adaptation capacity of risk management.
This process aims to be adequate, sufficiently proven, duly documented and periodically reviewed based on the changes of the Bank’s risk profile and the market.
We have divided this section into three parts:

•
Risk management, where we explain the policies and procedures that the Bank has in place to monitor and assess the different risks it is exposed to in the ordinary course of its business, and, in particular, we provide qualitative information about market risk.

•	Trading portfolio activities, where we provide quantitative information about market risk as of the end of the latest fiscal year for instruments entered into for trading purposes.

•	Non-trading portfolio activities, where we provide quantitative information about market risk as of the end of the latest fiscal year for instruments entered into for purposes other than trading.
Risk Management
The risks department of BBVA Argentina continues to adjust its comprehensive management model by reconditioning its structures and improving its policies aimed at providing the solution that is best suited to the clients’ requirements, the changes of environment and the requirements of the local regulatory body. It is also oriented to permanently improving its tools and processes, focused on the detection, monitoring and mitigation of each of the risks incurred by the Bank.
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

•
Internal Control and Reporting: The control and monitoring areas are in charge of giving cohesion to credit risk management and ensuring that the management of the other critical risk groups is carried out in accordance with the standards established by the Bank.

•
Strategy & Solution Development: Area that participates in project evaluation, and supports its development. It includes Risk Center of Expertise (COE) that develops models and performs parameter estimation.

The risks department’s objective is to ensure portfolio quality by controlling the origination of businesses and optimizing credit recoveries under best-practice standards. This is undertaken without disregarding the main focus, which is centered on the client, with particular emphasis on not inducing client over-indebtedness.
Risk Appetite
The Bank’s risk appetite is approved by the Board of Directors, which determines the risks and the level of risks that the Bank is willing to assume to achieve its business objectives. These are expressed in terms of solvency, profitability, liquidity and financing, or other metrics.
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
Credit Risk Ratios and Performance
At December 31, 2021 the
non-performing
loan ratio was 1.87%, while the coverage ratio was 181.89%, compared to 1.4% and 311.95%, respectively, at December 31, 2020. The increase in the non-performing loan ratio resulted from the deterioration of contracts with deferral and the entry into force of the new definition of default in November 2021. The decrease in the coverage ratio was due to lower provisions as a result of the update of the parameter for IFRS 9. A reduction of stage 3 loans was observed during 2020 due to the deferral measures adopted by the Central Bank in response to the
Covid-19
pandemic. These measures ceased to be effective during 2021.
BBVA Argentina is one of the banks with the lowest
non-performing
loan ratio in the Argentine financial system (source: BCRA).
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
The development of methods and tools that facilitate risk management in an automated manner continued in 2021, improving the availability within web channels, assuming a qualitative change in the proactive offer, achieving greater decentralization in the making of credit decisions and allowing admission teams to improve their value contribution. New automatic salary advance actions were carried out with online updates.
Currently, a methodology is used by risk groups, allowing a more personalized offer on admission and a better capacity for managing problematic recovery. This methodology has also incorporated regional differentiation, both in minimum income and credit assistance by product, as well as differentiated purchasing power.

Proactive strategy through the Hermes Tool is maintained with respect to clients and non-clients
generating more offers on the most attractive profiles.
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
Middle Market and Corporate Risk
We have developed a dynamic structure, with an integral
end-to-end
process formed by the Admission, Monitoring and Recovery areas, which focuses on the fulfillment of market requirements, prioritizing the values of prudence, anticipation and diversification, which we believe are necessary to maintain excellence in risk quality.
We encourage the coordination between the commercial and risks areas in order to improve our response times and satisfy business requirements while maintaining risk quality.
As a result of the challenging environment arising from the
Covid-19
pandemic, the prudence and risk containment frameworks have been intensified in all areas and management levels.
In 2019 we moved forward on the consolidation of the decentralized model, developing an automatic bid tool for SMEs to provide feedback on the quality of offers and reasons for rejection.
With respect to large companies, we continued using the risk analyst tooto analize different activity areas, and in the case of the SMEs, we continued using the rating model. The application of statistical tools gave us the opportunity to complete an efficient analysis to better satisfy our clients´ needs.
In the Risk Monitoring area, and due to the challenging environment caused by the
Covid-19
pandemic, all preventive management and monitoring measures were intensified adding new measures to those used traditionally. We continue to carry out a proactive control process, by using an alert system and maintaining fluent communication with the commercial areas to anticipate the detection of payment issues. To reinforce this concept, we have developed an ambitious plan that consists of visiting all of our clients throughout the country. Also as part of our end-to-end
process, the Monitoring area is integrated with the Recovery Management area to improve the recovery process.
The recovery activity is part of the integral management circuit, which includes both the actions aimed at preventing the lack of payment and those carried out after non-payment
until we are able to obtain partial or total recovery of principal. The methodology in this area is based on efficient management, seeking automation in every step of the circuit and the improvement of processes with existing resources, shorter response times, a reduction of recovery times and higher levels of specialization and increasing our profits. Within this continuous process there are different equipment, tools and strategies according to the type and / or situation of the client or asset.
To achieve the optimization of the task based on data, the Bank utilizes a self-management tool that collects the entire recovery process, from the potential delay to full cancellation or subsequent sale.
Financial Risks
BBVA Argentina has developed a comprehensive risk management framework in order to identify, measure, monitor and mitigate financial risks, which is in line with the basic principles of the Basel Committee and includes:

•	market risks (counterparty and valuation risk);

•	structural risks (interest rate risk, liquidity and financing risk); and

•	economic capital and stress tests.
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
below.
Counterparty Risk
Counterparty Risk is defined as the probability that the counterparty defaults on its obligations to us, causing BBVA Argentina a financial loss. Both Global Markets & Asset and Liabilities Management operate different products which are susceptible to the risk of client defaults on their obligations. Therefore, joint management is employed.
The products where such risk exists are:

•	derivatives;

•	loans to financial institutions; and

•	liquidity-management transactions guaranteed by securities (repurchase agreement operations and reverse repurchase agreement operations).
Daily risk reports are produced to monitor the exposure of each counterparty to ensure that it complies with the predefined scope. Limits are monitored on a daily basis. In addition, the reports include the exposure to the Asset Allocation Counterparty Risk limits. The Asset Allocation Counterparty Risk limits structure reflects the aggregated counterparty risk at the Bank level and by asset class.
As of December 31, 2021, our gross counterparty risk and our net counterparty risk amounted to Ps 17.767 million and Ps.17,814 million, respectively.
Liquidity and Financing Risk
Liquidity risk is defined as the possibility that the Bank will not be able to comply with its payment obligations without incurring in significant losses that could affect its daily operations or its financial condition.
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

During 2021, both indicators were within the limits approved by the Board of Directors.
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
In addition, the Bank has adopted the principles, standards and controls with respect to capital and financial margin established in Communication “A” 6397 from BCRA to manage this risk, and continues to improve its application.
Economic Capital
In accordance with the “Guidelines for Risk Management in Financial Institutions” established by the BCRA, BBVA Argentina has developed an internal, integrated and global process to assess the adequacy of its economic capital based on its risk profile and elaborates, on an annual basis, the Internal Capital Adequacy Assessment Process (ICAAP).
Economic capital is the amount of capital considered necessary to cover unexpected losses that the Bank could face due to the risks to which it is exposed.
The methodologies for capital calculation of the following risks are defined following the guidelines established by the Basel Committee:

•	credit risk;

•	concentration risk;

•	market risk;

•	interest rate risk;

•	operational risk;

•	reputational and strategic risk;
The distribution of economic capital for December 2021 consumption by type of risk is as follows:

•	credit risk and concentration risk: 49%;

•	operational risk:17%;

•	interest rate risk:17%;

•	market risk: 6%; and

•	other risks: 11%.
Stress Tests
In compliance with the “Guidelines for Risk Management in Financial Institutions” established by BCRA, BBVA Argentina has developed a stress test program which is framed within the comprehensive risk management process of the Bank.
Stress tests are defined as the evaluation of the Bank’s economic and financial situation under a severely adverse but possible scenario, requiring the simulation of scenarios that allow the estimation of the potential impact on the value of the portfolios, profitability, solvency and liquidity, with the purpose of identifying latent risks and vulnerabilities. The main purpose of stress tests is to serve as a tool for risk management and capital allocation among the Bank’s businesses.
With a minimum annual frequency, BBVA Argentina carries out an integral stress test exercise through which the impact of adverse macroeconomic scenarios on the Bank’s solvency, profitability and liquidity position is quantified, taking into account all the relevant risks to which it is exposed and considering the existing interactions between them.

The results of the stress tests carried out in May 2021 corresponding to the 2021/2022 projection period show the solvency and liquidity position of the Bank even under the adverse scenarios analyzed therein.
Non-Financial
Risks
The management of
Non-Financial
Risks in BBVA Argentina is part of the Group’s Control Model, which is structured in three differentiated levels, the objective of which is the comprehensive management of the risk life cycle.
The Control Model has three Lines of Defense (“LdD”), which allow risk management in different areas:

•
1st LdD: Composed of the Business and Support Areas, which assume the responsibility of ensuring adequate management of the operational risks originated in the activity of their respective area. In addition, it has a Risk Control Assurer (“RCA”) area that has the responsibility of ensuring the adequate management of operational risk in its area, extending the methodology for the identification of risks, promoting the establishment of mitigation measures and necessary controls in all operational processes performed and outsourced by its area and monitoring their adequate implementation and effectiveness.

•
2nd LdD: Composed of (a) the
Non-Financial
Risks area, in charge of designing and maintaining the operational risk management model and assessing the degree of application in the different areas and (b) the Control Specialists or Risk Control Specialists (“RCS”), specialists in each risk type, who define the general mitigation and control framework in their respective risk area, across the Bank, and contrast and challenge it with the one proposed or implemented by the 1st LdD.

•	3rd LdD: Performed by Internal Audit, which performs an independent review of the control model, verifying compliance and effectiveness of the established policies.
The Methodology for the Comprehensive Management of the Risk Life Cycle is based on four points:
(1) The definition of the operational risk management parameters that incorporate both quantitative and qualitative indicators that make it possible to periodically evaluate the operational risk profile. The RCSs and the
Non-Financial
Risks area are responsible for defining these management parameters, proposing tolerance thresholds and periodically reporting, through their respective circuits on their degree of compliance.
As of December 31, 2021 there were 50 operational risk management indicators of different specialties in force, which made up 15 synthetic indicators or management limits.
(2) The identification of operational risk, which aims to anticipate the potential operational risks to which the Bank would be exposed as a result of the creation of new businesses and / or products, the modification of products, activities, processes or systems and procurement decisions (outsourcing). BBVA Argentina has a specific framework for the identification of operational risk that is specified in its Risk Operational Admission and Product Governance Committees where the 1st LdD (proposing units and RCA) has the responsibility of activating this identification process, proposing a mitigation framework, control and monitoring and the 2nd LdD (RCS /
Non-Financial
Risks area) that contrast the Mitigation and Control Framework proposed by the 1st LdD.
(3) Monitoring and management of operational risk, which is composed of the Risk and Control Self Assessment and is structured in three phases: a) establishment of the control perimeter, b) identification of potential and actual operational risks from the review of processes, standards and regulations and c) prioritization of operational risks, with the aim of separating critical risks from those that are not.
In line with best practices, there is a database of operational losses (SIRO base), with an adequate level of detail to enable an effective analysis that provides useful information for management and to contrast the consistency of the operational risk map and the continuous monitoring of the control environment where the management that each unit carries out of its operational risks is channeled through the Internal Control and Operational Risk Committees (CIRO), in which management analyzes the situation of its control environment and promotes and monitors the mitigating measures necessary to address the weaknesses observed.
(4) Mitigation, which it is based on reducing the level of exposure to operational risk in order to try to manage the risk in advance by establishing or improving the mitigation and control environment. As long as the residual risk exceeds the defined objective risk, it will be necessary to establish the necessary mitigating measures to reduce it within the established limits.
It is a comprehensive operational risk management model, in accordance with international standards, which is adaptable to the environment and to the necessary internal requirements.

Internal Risk Control
Internal Risk Control has as its main functions: to ensure that there is a sufficient internal regulatory framework; to provide adequate governance and a defined process and measures for each type of risk; to control its application and operation; and to ensure that an assessment of the existence of a control environment and its proper implementation and operation is made.
The area includes a Validation team who submits the relevant risk models to an effective and independent verification unit, in order to test their robustness and stability and ensure that they are suitable for use.
Trading Portfolio Activities
Market risk is defined as the possibility of suffering losses in the value of a portfolio as a result of adverse changes in market prices. The main market risks can be classified as follows:

•	Interest rate risk: This arises as a result of exposure to movements in the different yield curves.

•
Foreign exchange risk
:
This is caused by the movements in the different currencies exchange rates in which a position is held. This risk is generated primarily in spot currency positions and in any derivative product whose underlying asset is an exchange rate.

The structure of measurement and control of the market risk includes a scheme of limits and alerts in terms of economic capital, value at risk (“VaR”), stress VaR, monthly and annual stop loss and internal sub-limits.
In order to measure and manage market risk, BBVA Argentina uses a VaR model, which estimates the maximum loss that may occur in the trading portfolio at a given confidence interval of 99% and a time horizon of one day.
Monitoring and control of market risk is conducted under a scheme of limits that is presented and proposed by the Market Risk Unit and approved every year by the Risk Management Committee and the Board (only those limits included inside the Risk Appetite Framework).
Market risk management focuses on the Bank’s Global Market trading portfolio. This portfolio includes:

•	fixed income securities (Argentine sovereign bonds and bills, Central Bank bills and corporate bonds);

•	spot currency positions; and

•	derivative products (foreign exchange futures and forwards).
Within the model of market risk management there are specific circuits established for communication and operation in case approved risks levels are exceeded.
The following charts show the Bank’s VaR and Risk Factor evolution during 2021.

The following tables show the evolution of VaR during the last three years.
Daily Trading VaR at BBVA Argentina (in millions of pesos)

	2021	2020	2019
Average	222.66	226.41	81.60
Minimum	37.04	27.42	11.55
Maximum	504.43	431.58	273.42
At December 31	88.76	225.50	43.57
Daily Trading VaR – Categories (in millions of pesos)

Interest Risk VaR	2021	2020	2019
Average	211.15	108.68	71.97
Minimum	5.75	6.97	8.26
Maximum	503.39	406.57	234.32
At December 31	90.95	237.23	43.99

Exchange-rate Risk	2021	2020	2019
Average	43.11	187.62	25.85
Minimum	0.99	2.93	0.85
Maximum	157.89	377.09	155.02
At December 31	1.29	137.98	3.92
Back testing
In line with Basel recommendations, the market risk model is periodically validated through back-testing analysis. The aim of these tests is to determine the quality and precision of the model used to calculate the daily maximum loss of a portfolio, with a 99% of confidence interval and temporal horizon of 250 days, by comparing the trading portfolio results and the risk measurements calculated by the model.
Stress test analysis
As described in
“—Risk Management
” above, a number of stress tests are carried out at the Bank, and this is also performed on the Bank’s trading portfolios. The aim is to expose BBVA Argentina’s trading portfolios to abnormal market variations, based on stress situations that occurred in the past (historical scenarios) or in stress situations that may occur in the future with some probability (simulated scenarios), but outside the predetermined confidence interval of the daily VaR measurement.

•
Historical scenarios: The historical scenario used as reference for this stress test is 2019. The uncertainty due to the government change in August 2019 generated a high impact on the behavior of financial markets, which implied high volatility of prices and interest rates.

•
Simulated scenarios: The scenario used for these exercises of economic stress is based on resampling methodology. This methodology is based on the use of dynamic scenarios that are recalculated periodically depending on the main risks in the trading portfolios. On a data window wide enough to collect different periods of stress (data from January 1, 2008 to the stress test date), a simulation is performed by a resampling of historical observations. This generates a distribution of losses and gains that provides an analysis of the most extreme events that occurred within the selected historical window. The advantage of this methodology is that the stress period is not pre-established,
but rather is a function of the portfolio held at any time.

Valuation
The Market Risk Unit is responsible for establishing the fair value of fixed income instruments and derivatives. Automatic systems are used for daily capture and dissemination of prices and market variables that have an impact on the Bank´s portfolio and clients’ holdings in custody.
For price determination, the use of market information is prioritized. The main market to determine the fair value is the MAE. If not possible, pricing is established through internal models, considering the availability of data with which to develop inputs that represent the assumptions that markets participants would use when pricing the asset. For instance, fixed income securities are priced with the discounted cash flow model using market yield curves, technical value or last market price with the addition of accrued interest.

Derivatives Credit Risk
The Market Risk Unit is responsible for the monitoring and control of derivatives credit risk. The derivatives credit risk exposure is measured by the probability that the counterparty defaults on its obligations as a consequence of insolvency or incapacity of payment, causing BBVA Argentina to suffer a financial loss.
Risk exposure is determined using the following formula:
Derivatives credit risk
=
Market Value (MtM) + Potential Risk; where:

•	The market value is the amount for which something can be sold on a given market. This market value can be positive or negative depending on the risk exposure.

•	The potential risk is an estimation of the maximum expected increase of market value for a given level of confidence due to future price fluctuations until the operation due date.
The structure of measurement and control of the counterparty risk includes a scheme of limits and alerts by asset classes (net counterparty risk by clearing house, corporates, government and financial institution and gross counterparty risk by OTC derivatives and clearing house derivatives). Monitoring and control of counterparty risk is conducted under a scheme of limits that is presented and proposed by the Market Risk Unit and approved every year by the Risk Management Committee and the Board who may approve only up to the limit included within the Risk Appetite Framework (net counterparty risk limit).
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
In general, this calculation is limited to the assumption of a permanent increase or decrease in interest rates and of an equal change in interest rates. Accordingly, actual results could differ materially from those projected.
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

December 31, 2021
Change in base interest rates and adjust rates (basis points)	Net portfolio value	Percentage change	Net interest and adjust income	Percentage change	Net income of adjustable portfolio	Percentage change
(in millions of pesos, except percentages)
500	75,161.4	(0.91)%	177,371.4	4.61%	8,868.0	5.38%
0	75,850.4	0.00%	169,555.6	0.00%	8,415.4	0.00%
(500)	76,576.2	0.96%	161,740.4	(4.61)%	8,061.0	(4.21)%

Based on our position at December 31, 2021, and assuming a hypothetical, immediate 500 basis points increase in interest rates affecting all interest rate sensitive assets and liabilities, we estimate that our net portfolio value would be reduced by Ps.165.3 million and our net interest income would be increased by approximately Ps.4,100.9 million.
Foreign Exchange Risk
As of December 31, 2021, as part of our asset and liability management, we aimed to minimize the impact on results of foreign exchange rate fluctuations by maintaining excess balances of assets over liabilities denominated in dollars. The following table shows the estimated effect on net income of a 10% variation in the value of the peso against all other currencies:

Peso against all other currencies	Effect on net income based on our position as of December 31, 2021	Effect on net income based on our position as of December 31, 2020
	(in millions of pesos, except percentages)
10%	179	139
(10)%	(179)	(139)
For a description of the changes in exchange rates, see
“Item 5. Operating and Financial Review and Prospects—A. Operating Results—
Exchange Rates
”
.
Equity and Commodity Price Risk
Equity and commodity price risk are the risks associated with adverse movements in the value of equity securities and commodities or related indexes. We do not have any material exposure to either of them.
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
The depositary for our ADRs is the Bank of New York Mellon (BoNY).
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
BoNY collects its fees for the delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. It also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. BoNY may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. BoNY may generally refuses to provide fee-attracting
services until its fees for those services are paid.
Fees Paid by Depositary to the Company
BoNY paid US$39,953.65 to BBVA Argentina in 2021.

- PART II -
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
Effectiveness of Disclosure Controls and Procedures
As of December 31, 2021, the management of the Bank, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-15(e)
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
Based on this assessment, our management concluded that, as of December 31, 2021, our internal control over financial reporting was effective based on those criteria.
Our internal control over financial reporting as of December 31, 2021 has been audited by KPMG an independent registered public accounting firm, as stated in their report which is included further below in this annual report on Form
20-F.
Limitations on Effectiveness of Controls and Procedures
Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our Bank have been detected.
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

Opinion on Internal Control Over Financial Reporting
We have audited Banco BBVA Argentina S.A. and its subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated April 12, 2022, expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying
Management’s Annual Report on Internal Control Over Financial Reporting
. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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
April 12, 2022
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The Bank’s Board of Directors has appointed Mr. Ernesto Mario San Gil to serve on its Audit Committee. The Bank’s Board of Directors has concluded that Mr. Ernesto Mario San Gil is an audit committee financial expert as defined by the SEC based on his extensive audit experience.
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Fees
Below is a summary of the fees paid by us to our independent external auditors for the years ended December 31, 2021 and 2020:

	2021	2020
	(in millions of pesos)
Audit fees	178.68	149.28
Audit-related fees	11.15	6.24
Tax fees	—	—
All other fees	0.21	0.14

Total fees	190.04	155.66

Audit fees are fees for professional services performed by KPMG during 2021 and 2020, respectively, for the audit and limited review of the Bank’s annual and quarterly financial statements and services that are normally provided in connection with statutory and regulatory filings. Audit-related fees consist of fees for assurance and related services performed by KPMG that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported as Audit fees. The Bank has approved policies and procedures for pre-approving
all
non-audit
work that would be performed by the Bank’s external auditor. Specifically, the policies and procedures prohibit an accounting firm, including the Bank’s external auditor from performing any services for the Bank or its subsidiaries without the prior approval of the Audit Committee.
Services
Since March 2017, KPMG has acted as the Bank’s external auditor. Its last appointment was approved by the ordinary and extraordinary shareholders’ meetings held on April 20, 2021.
The ordinary and extraordinary shareholders’ meetings held on April 20, 2021 designated KPMG as the Bank’s external auditor for the fiscal year 2021, with Mauricio G. Eidelstein (Registered in Professional Council of Economic Sciences of the City of Buenos Aires,) as the Bank’s auditor and Carlos Fernando Bruno and Marcelo Adrián Castillo as alternate auditors for the same period.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY ONE ISSUER AND AFFILIATED PERSONS
None.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On March 3, 2022, our Board of Directors approved a proposal for Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) to be appointed as the independent registered public accounting firm of BBVA Argentina and its consolidated subsidiaries for the 2022 fiscal year. Such proposal was adopted with the favourable opinion of the Audit Committee according to Law No. 26,831. Moreover, this proposal is expected to be approved by the shareholders at the annual shareholders’ meeting to be held on April 29, 2022. Accordingly, KPMG will not be re-elected
for another term and, on April 29, 2022, its auditor-client relationship with the Bank will cease.
The report of KPMG on our financial statements for the years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. There was no disagreement whatsoever relating to the years ended December 31, 2021 and 2020 or any subsequent interim period preceding such dismissal with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of KPMG, would have caused them to make reference to the subject matter of the disagreement in connection with their report, or any “reportable event” as described in Item 16F(a)(1)(v) of Form
20-F.

We have provided a copy of the above statements to KPMG and requested that KPMG furnish us with a letter addressed to the SEC stating whether or not they agree with the above disclosure. A copy of that letter, dated April 12, 2022, is filed as an exhibit to this annual report.
Except for the individual audit of our consolidated subsidiary PSA Finance Argentina Compañía Financiera S.A., in the two years prior to December 31, 2021, we have not consulted with Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered with respect to the consolidated financial statements of Banco BBVA Argentina S.A and its consolidated subsidiaries; or (ii) any matter that was either the subject of a disagreement as that term is defined in Item 16F(a)(1)(iv) of Form
20-F
or a “reportable event” as described in Item 16F(a)(1)(v) of Form
20-F.
ITEM 16G. CORPORATE GOVERNANCE
BBVA Argentina corporate governance practices are governed by the applicable Argentine law (particularly Law No. 26,831 as modified by Law No. 27,440 and the standards of the CNV), as well as by its Bylaws. BBVA Argentina has securities that are registered with the SEC and are listed on the NYSE, and is therefore subject to corporate governance requirements applicable to NYSE-listed
non-U.S.
companies.
NYSE-listed
non-U.S.
companies may, in general, follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements codified in Section 303A of the NYSE’s Listed Company Manual. However, NYSE-listed
non-U.S.
companies must comply with NYSE Sections 303A.06, 303A.11 and 303A.12 (b) and (c).
The CNV passed in May 2012 and in September 2013, General Resolution No. 606/12 (“GR 606/12”) and General Resolution No. 622/13 (“GR 622/13”), respectively, which set forth the corporate governance requirements which companies that publicly offer shares representing their capital stock in Argentina must adopt. Moreover, since December 2012, the Bank has a new corporate governance code (
Código de Gobierno Societario
, hereinafter the “CGS”) in accordance with Communication “A” 5201 and Communication “A” 6639, as amended, Communication “A” 7100 of the Central Bank, GR 622/13 and General Resolution No. 797/19 from the CNV.
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
Under Argentine law, the board is not required to consist of a majority of independent directors. However, when directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent. Since May 28, 2004, Argentine companies are required to have at least two independent directors appointed to the audit committee. Currently, the Board is composed of three independent directors.
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

(b)
he is or has been associated with the company or any of the company’s shareholders that have a direct or indirect “significant participation” on the company, or with corporations with which such shareholders also have a direct or indirect “signification participation”; or if he or she was associated with any of them through an employment relationship during the last three years;

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
Non-management
Directors Meetings
Under NYSE Section 303A.03,
non-management
directors must meet at regularly scheduled executive meetings not attended by management. Neither Argentine law nor BBVA Argentina Bylaws require that any such meetings be held.
Nominations Corporate Governance Committee
Under NYSE Section 303A.04, listed companies shall have a “nominations/corporate governance committee” comprised entirely of independent directors. GR 622/13, requires public companies to have a Nomination Committee. Moreover, pursuant to CNV standards, the person who nominates a director shall report at the shareholders’ meeting whether or not the nominee is an “independent person”, based on the criteria established by the CNV (which are substantially similar to NYSE standards
Compensation Committee
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
Audit Committee
Under NYSE Section 303A.06, listed companies must have an “audit committee” that complies with SEC requirements. The Audit Committee of BBVA Argentina currently complies with SEC requirements and the standards of Law No. 26,831 as modified by Law No. 27,440 and the Central Bank’s rules.
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
Under NYSE Section 303A.07(a), if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board of directors shall determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee, and shall report its decision in the annual proxy statement of the company or in the company’s annual report filed with the SEC. No such provision regarding an audit committee member’s simultaneous membership on public companies exists under Argentine law or BBVA Argentina’s Bylaws.
Under NYSE Section 303A.07(a), all members of the audit committee are required to be “independent”. In accordance with Law No. 26,831, a majority of the members of Audit Committee must be “independent”.
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
of the Exchange Act.
NYSE Sections 303A.07(b)(iii) A), (B) and (C) establish the duties and responsibilities of the audit committee, among others: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and (ii) to discuss the company’s press releases relating to its earnings, as well as the financial information and guidelines relating to its earnings that are supplied to equity researchers and rating agencies. No such provision is contained in the Argentine law or BBVA Argentina’s Bylaws. However, CNV standards establish similar functions for the audit committee, namely, “to verify the reliability of the administrative-accounting system, and of all financial data, or of any significant data submitted to CNV and to self-regulated exchanges, in compliance with the applicable reporting regime”.
NYSE Section 303A.07(b)(iii)(G) provides that the audit committee shall establish clear policies for hiring external auditors’ employees. No such provision regarding hiring external auditors’ employees is contained in Argentine law or BBVA Argentina’s Bylaws.
NYSE Section 303A.07(c) provides that each company must have an internal audit function in order to provide to the management and to the audit committee permanent assessments on the company’s risk management processes and internal control system. The Audit Committee according to Central Bank’s rules, provides to the management permanent assessments about management and operating processes, and risks of the company.
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

The Bank publishes on its website, in the Shareholders and Investors Section, among others, any notices of relevant events; the CGS; the Bank’s bylaws or the composition of the Board of Directors and Senior Management.
Evaluation of Board Performance
Under NYSE Section 303A.09, the Board of Directors must make a self-assessment of its performance at least once a year to determine if it or its committees function effectively and report thereon. Under Argentine law, the board’s performance is evaluated at the annual shareholders’ meeting.
According to the provisions of the CGS, Regular Directors perform an annual self-assessment of Board performance as the governing body and their individual roles as members thereof, must submit them to the head of the Legal Services of the Bank, in his capacity as Secretary of the Board.
Code of Ethics
NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain. BBVA Argentina’s Board approved in December 18, 2003, as amended on August 25, 2015, the “Code of Conduct of BBVA Argentina and its group of companies in Argentina”, which applies to all management and employees, with no exceptions, the English translation of which is available to the public on BBVA Argentina’s website. See “
Item 16B. Code of Ethics”
above. BBVA Argentina believes that its Code of Conduct complies with NYSE requirements.
Certifications by the CEO
NYSE Section 303A.12(a) provides that the CEO shall on a yearly basis certify to NYSE that he/she knows of no violation by the company of NYSE Sections relating to corporate governance. No such certification is required by Argentine law or our Bylaws.
Notification of
Non-fulfillment
Under NYSE Section 303A.12(b), the CEO shall notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial non-fulfilment
of any applicable provision under NYSE Section 303A.
No such provision regarding notification of
non-fulfilment
of NYSE Section 303A is contained in Argentine law or our Bylaws, but BBVA Argentina CEO will comply with the notice provisions as set forth under NYSE Section 303A.12(b)

- PART III -
ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of this item.
ITEM 18. FINANCIAL STATEMENTS
Reference is made to Item 19 for a list of the financial statements filed as a part of this annual report.

ITEM 19.	EXHIBITS

•	Index to Consolidated Financial Statements:

•	Index to Exhibits:

Exhibit Number	Description

1.1	Amended and Restated Bylaws (Estatutos) of Banco BBVA Argentina S.A.

1.2	English translation of the Amended and Restated Bylaws (Estatutos) of Banco BBVA Argentina S.A.

2.1	Description of Registrant’s Securities Registered under Section 12 of the Exchange Act

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Certification by CEO and CFO pursuant to Section 1350, as adapted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002

16.1	Letter of KPM\G dated April 12, 2022 regarding change in the Bank’s independent registered public accounting firm

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
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
Date: April 12, 2022

BANCO BBVA ARGENTINA S.A. CONSOLIDATED FINANCIAL STATEMENTS, DECEMBER 31, 2021

Banco BBVA Argentina S.A.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Banco BBVA Argentina S.A.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Banco BBVA Argentina S.A. and its subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 12, 2022, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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

Provision for expected credit losses on financial assets at amortized cost and at fair value through comprehensive income, loan commitments and financial guarantees
As discussed in Notes 5.4 g) and 12 to the consolidated financial statements, the Company’s provision for expected credit losses (ECL) related to financial assets at amortized cost and at fair value through comprehensive income, loan commitments and financial guarantees was 24,819.5 million Argentine Pesos (Ps.) as of December 31, 2021. The Company measures the ECL of certain instruments on an individual basis using estimates of future cash flows. The Company measures the ECL for all other instruments on a collective basis using the variables Probability of Default (PD), Exposure at Default (EAD) and Loss Given Default (LGD) as well as estimates of certain future macroeconomic variables. The Company uses models and historical data in the determination of the PDs, EADs and LGDs.
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
We involved credit risk professionals with specialized skills and knowledge who assisted in (i) evaluating the Company’s ECL methodology for compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board, (ii) assessing whether certain models used in calculating the PD, EAD, and LGD are suitable for their intended use by inspecting model documentation, assessing the conceptual soundness and ongoing performance as well as the methodologies used and certain assumptions, (iii) evaluating the future macroeconomic variables used in the models, and (iv) assessing the need for and measurement of qualitative adjustments to the ECL, and (v) assessing the mathematical accuracy of the ECL calculation for a sample of loans. For a sample of loans evaluated on an individual basis, we assessed the ECL, including the estimate of future cash flows.
Measurement of fair value of
difficult-to-value
financial instruments
As discussed in Notes 4.3 and 40 to the consolidated financial statements, the Company has recorded Ps. 5,155.1 million of financial assets measured at fair value that were classified as Level 3
(‘difficult-to-value
financial instruments’) as of December 31, 2021. A financial instrument is classified as Level 3 in the fair value hierarchy when its fair value is estimated using significant unobservable inputs. The Company’s difficult-to-value
financial instruments consist of an equity investment and corporate bonds, which are measured using a present value model, which require a number of unobservable inputs.
We identified the measurement of the fair value of these
difficult-to-value
financial instruments as a critical audit matter. There was a high degree of auditor subjectivity and judgment involved in evaluating the models and methodologies used to estimate their fair value. Subjective auditor judgment was also required to evaluate the significant unobservable inputs to the models, such as projected interest rates, market prices and projected index based on inflation (UVA) scenarios.
The following are the primary procedures we performed to address the critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the fair value measurement of the difficult-to-value
financial instruments. This included controls related to (i) the development and approval and/or reassessment of the Company’s valuation models and methodologies, and (ii) the appropriateness, relevance and reliability of the significant inputs used to estimate fair values. In addition, we involved valuation professionals with specialized skills and knowledge who assisted in (i) assessing the compliance of certain valuation models and methodologies with International Financial Reporting Standards as issued by the International Accounting Standards Board, (ii) testing the Company’s process to develop the fair value of the difficult-to-value
financial instruments, including evaluating whether the inputs are appropriate, relevant and reliable, and (iii) developing an independent fair value estimate of the difficult-to-value
financial instruments and comparing it to the Company’s fair value estimate.
/s/ KPMG
We have served as the Company’s auditor since 2017.
Buenos Aires, Argentina
April 12, 2022

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND 2020
(in thousands of Argentine pesos)

	Notes	December 31, 2021	December 31, 2020
ASSETS

CASH AND CASH EQUIVALENTS	8	218,277,286	229,491,716

FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS		10,616,675	19,043,485
Debt securities	9.1.	1,396,925	1,423,018
Derivatives	9.2.	2,816,482	5,853,137
Equity instruments	9.3.	6,403,268	11,767,330

FINANCIAL ASSETS AT AMORTIZED COST		564,673,086	526,958,019
Loans and advances to government sector		740	772
Loans and advances to Central Bank		0	9,064
Loans and advances to financial institutions	10.1.	4,210,155	2,649,322
Loans and advances to customers	10.2.	374,784,212	419,351,682
Reverse repurchase agreements	10.3.	137,382,938	73,488,887
Debt securities	10.4.	19,857,627	—
Other financial assets	10.5.	28,437,414	31,458,292

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		167,075,561	192,559,749
Debt securities	14.1.	167,039,478	192,516,731
Equity instruments	14.2.	36,083	43,018

INVESTMENT IN JOINT VENTURES AND ASSOCIATES	16	2,037,117	2,177,100

TANGIBLE ASSETS		53,721,306	53,823,393
Property and equipment	17.1.	50,921,349	50,970,192
Investment properties	17.2.	2,799,957	2,853,201

INTANGIBLE ASSETS	18	3,675,594	2,345,476

INCOME TAX ASSETS		3,743,184	8,936,342
Current		2,263,851	735
Deferred	15.1.	1,479,333	8,935,607

OTHER ASSETS	19	6,858,636	10,385,995

NON-CURRENT ASSETS HELD FOR SALE	20	302,108	341,034

TOTAL ASSETS		1,030,980,553	1,046,062,309

The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND 2020
(in thousands of Argentine pesos) (cont.)

	Notes	December 31, 2021	December 31, 2020
LIABILITIES

FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		314,215	284,818
Derivatives	21	314,215	284,818

FINANCIAL LIABILITIES AT AMORTIZED COST		782,189,591	797,341,143
Bank loans	22.1.	11,758,005	14,529,681
Deposits from government sector		13,274,474	8,495,619
Deposits from financial institutions		217,301	1,300,593
Deposits from customers	22.2.	694,844,410	712,041,633
Other financial liabilities	22.3.	61,592,426	59,209,439
Debt securities issued	23	502,975	1,764,178

PROVISIONS	24	5,613,119	9,098,159

INCOME TAX LIABILITIES		8,947,736	4,825,339
Current		354,269	4,765,960
Deferred	15.1.	8,593,467	59,379

OTHER LIABILITIES	25	70,901,250	61,619,502

TOTAL LIABILITIES		867,965,911	873,168,961

EQUITY
Share capital	26	612,710	612,710
Share premium		39,828,416	39,828,416
Inflation adjustment to share capital		28,448,304	28,448,304
Reserves		119,754,279	179,915,572
Accumulated loss		(34,153,810)	(87,976,570)
Accumulated other comprehensive income		5,303,847	8,801,104

Equity attributable to owners of the Bank		159,793,746	169,629,536
Non-controlling interests		3,220,896	3,263,812

TOTAL EQUITY		163,014,642	172,893,348

TOTAL LIABILITIES AND EQUITY		1,030,980,553	1,046,062,309

The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in thousands of Argentine pesos, except earnings per share)

	Notes	December 31, 2021	December 31, 2020	December 31, 2019
Interest income	28.1.	214,762,250	178,900,146	236,024,414
Interest expenses	28.2.	(91,409,079)	(62,598,337)	(99,807,294)

NET INTEREST INCOME		123,353,171	116,301,809	136,217,120

Fee and commission income	29	40,105,861	35,717,584	36,190,015
Fee and commission expense	30	(16,438,368)	(17,242,412)	(19,383,702)
Gains on financial assets and liabilities at fair value through profit or loss, net	31	4,022,989	16,964,495	23,553,653
Losses on derecognition of financial assets not measured at fair value through profit or loss, net	32	(122,297)	(3,486,536)	(122,073)
Exchange differences, net	33	5,539,573	9,400,228	21,171,702
Other operating income	34	8,195,927	9,544,009	18,086,138
Other operating expenses	35	(27,097,585)	(23,532,125)	(33,250,064)

GROSS INCOME		137,559,271	143,667,052	182,462,789

Administration costs		(63,744,222)	(59,076,387)	(62,985,110)
Personnel benefits	36	(31,377,478)	(30,760,593)	(34,261,425)
Other administrative expenses	37	(32,366,744)	(28,315,794)	(28,723,685)
Depreciation and amortization	38	(5,581,759)	(6,137,257)	(8,646,719)
Impairment of financial assets		(12,772,677)	(17,909,011)	(32,370,076)
Loss on net monetary position	5.23.	(41,427,107)	(33,621,975)	(41,537,394)

NET OPERATING INCOME		14,033,506	26,922,422	36,923,490

Share of profit of equity accounted investees		(56,233)	402,368	263,275

PROFIT BEFORE TAX		13,977,273	27,324,790	37,186,765

Income tax expense	15.3.	(4,621,583)	(12,126,790)	(4,258,154)

PROFIT FOR THE YEAR		9,355,690	15,198,000	32,928,611

Attributable to owners of the Bank		9,398,606	15,171,190	32,935,417
Attributable to non-controlling interest		(42,916)	26,810	(6,806)

EARNINGS PER SHARE

Basic earnings per share (in pesos)	7	15.3394	24.7608	53.7571
Diluted earnings per share (in pesos)	7	15.3394	24.7608	53.7571
The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in thousands of Argentine pesos)

	December 31, 2021	December 31, 2020	December 31, 2019
Profit for the year	9,355,690	15,198,000	32,928,611

Items that are or may be subsequently reclassified to profit or loss

Fair value changes for financial instruments at fair value through other comprehensive income (FVOCI)
Profit (Loss) for the year for financial instruments at fair value through other comprehensive income (FVOCI)	(977,342)	7,648,592	(1,913,873)
Adjustment for reclassifications in the year	107,002	3,486,536	122,063
Related income tax	(2,625,558)	(3,124,942)	2,959,702

	(3,495,898)	8,010,186	1,167,892

Share in other comprehensive income (OCI) from investees at equity method
Loss for the year for the share in OCI from associates at equity-method	(3,563)	(144,442)	(304,703)

	(3,563)	(144,442)	(304,703)

Fair value changes for hedging instruments - Cash flow hedge
Loss for the year for hedging instruments	—	—	(50,537)
Related income tax	—	—	12,788

	—	—	(37,749)

Items that will not be reclassified to profit or loss

Fair value changes for equity instruments at fair value through other comprehensive income (FVOCI)
Profit (Loss) for the year for equity instruments at fair value through other comprehensive income (FVOCI)	2,204	(13,799)	7,734
Related income tax	—	2,706	(2,320)

	2,204	(11,093)	5,414

Other comprehensive income, net of tax	(3,497,257)	7,854,651	830,854

Total comprehensive income for the year	5,858,433	23,052,651	33,759,465

Total comprehensive income (loss):
Attributable to owners of the Bank	5,901,349	23,025,844	33,785,152
Attributable to non-controlling interests	(42,916)	26,807	(25,687)
The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021
(in thousands of Argentine pesos, except dividends per share)

				Other comprehensive income		Reserves
Transactions	Share capital	Share premium	Inflation adjustment to share capital	Fair value reserve	Share of OCI from associates and joint ventures	Legal reserve	Other reserves	Accumulated loss	Total equity attributable to owners of the Bank	Non- controlling interest	Total equity
Balance at December 31, 2020	612,710	39,828,416	28,448,304	8,857,565	(56,461)	45,335,585	134,579,987	(87,976,570)	169,629,536	3,263,812	172,893,348

Total comprehensive income for the year
- Profit (Loss) for the year	—	—	—	—	—	—	—	9,398,606	9,398,606	(42,916)	9,355,690
- Other comprehensive income for the year	—	—	—	(3,495,898)	(1,359)	—	—	—	(3,497,257)	—	(3,497,257)

Distribution of retained earnings as per the Shareholders’ Meeting held o n April 20, 2021
Cash dividends (1)	—	—	—	—	—	—	(8,987,545)	—	(8,987,545)	—	(8,987,545)
Accumulated loss absorption	—	—	—	—	—	—	(44,424,154)	44,424,154	—	—	—

Distribution of retained earnings as per the Shareholders’ Meeting held on November 03, 2021
Cash dividends (2)	—	—	—	—	—	—	(6,749,594)	—	(6,749,594)	—	(6,749,594)

Balances at December 31, 2021	612,710	39,828,416	28,448,304	5,361,667	(57,820)	45,335,585	74,418,694	(34,153,810)	159,793,746	3,220,896	163,014,642

(1)	Dividends per share amounts to pesos 11.424653
(2)	Dividends per share amounts to pesos 10.608606

The	accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands of Argentine pesos, except dividends per share)

				Other comprehensive income		Reserves
Transactions	Share capital	Share premium	Inflation adjustment to share capital	Fair value reserve	Share of OCI from associates and joint ventures	Legal reserve	Other reserves	Accumulated loss	Total equity attributable to owners of the Bank	Non- controlling interest	Total equity
Balance at December 31, 2019	612,710	39,828,416	28,448,304	847,376	99,074	32,591,661	107,066,835	(39,428,142)	170,066,234	3,239,975	173,306,209

Total comprehensive income for the year
- Profit (Loss) for the year	—	—	—	—	—	—	—	15,171,190	15,171,190	26,810	15,198,000
- Other comprehensive income for the year	—	—	—	8,010,189	(155,535)	—	—	—	7,854,654	(3)	7,854,651

- Distribution of retained earnings as per the Shareholders’ Meeting held on May 15, 2020
Legal reserve	—	—	—	—	—	12,743,924	—	(12,743,924)	—	—	—
Cash dividends (1)	—	—	—	—	—	—	(4,624,018)	—	(4,624,018)	—	(4,624,018)
Other reserves	—	—	—	—	—	—	50,975,694	(50,975,694)	—	—	—

- Distribution of retained earnings as per the Shareholders’ Meeting held on November 20, 2020
Cash dividens (2)	—	—	—	—	—	—	(18,838,524)	—	(18,838,524)	—	(18,838,524)

- Other net losses	—	—	—	—	—	—	—	—	—	(2,970)	(2,970)

Balances at December 31, 2020	612,710	39,828,416	28,448,304	8,857,565	(56,461)	45,335,585	134,579,987	(87,976,570)	169,629,536	3,263,812	172,893,348

(1)	Dividends per share amounts to pesos 4.080233
(2)	Dividends per share amounts to pesos 19.5851119
The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019
(in thousands of Argentine pesos, except dividends per share)

				Other comprehensive income		Reserves
Transactions	Share capital	Share premium	Inflation adjustment to share capital	Fair value reserve	Share of OCI from associates and joint ventures	Legal reserve	Other reserves	Accumulated loss	Total equity attributable to owners of the Bank	Non- controlling interest	Total equity
Balance at December 31, 2018	612,660	39,808,419	28,448,242	(320,516)	417,231	26,513,609	69,503,715	(21,113,511)	143,869,849	95,188	143,965,037

Total comprehensive income for the year
- Profit (Loss) for the year	—	—	—	—	—	—	—	32,935,417	32,935,417	(6,806)	32,928,611
- Other comprehensive income for the year	—	—	—	1,167,892	(318,157)	—	—	—	849,735	(18,881)	830,854

- Distribution of retained earnings as per the Shareholders’ Meeting held on April 24, 2019
Legal reserv e	—	—	—	—	—	6,078,052	—	(6,078,052)	—	—	—
Cash dividends (1)	—	—	—	—	—	—	—	(7,608,876)	(7,608,876)	—	(7,608,876)
Other reserves	—	—	—	—	—	—	37,563,120	(37,563,120)	—	—	—
Pending registration (Note 26)	50	19,997	62	—	—	—	—	—	20,109	(18,219)	1,890

Gain of control over subsidiaries	—	—	—	—	—	—	—	—	—	3,188,693	3,188,693

Balances at December 31, 2019	612,710	39,828,416	28,448,304	847,376	99,074	32,591,661	107,066,835	(39,428,142)	170,066,234	3,239,975	173,306,209

(1)	Dividends per share amounts to pesos 3.928698
The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in thousands of Argentine pesos)

	December 31, 2021	December 31, 2020	December 31, 2019
Accounts
Cash flow from operating activities

Profit before tax	13,977,273	27,324,790	37,186,765

Adjustments	14,652,583	(43,061,101)	(53,659,049)
Depreciation and amortization	5,581,759	6,137,257	8,646,719
Net impairment loss of financial assets	12,772,677	17,909,011	32,370,076
Accrued interest	(124,313,471)	(120,569,285)	(142,356,686)
Exchange rate	23,034,055	(15,799,672)	(52,849,389)
Inflation effect on cash and cash equivalents balances	92,063,491	72,727,155	115,793,191
Gain on sale of Prisma Medios de Pagos S.A. (see Note 9.3.)	—	—	(7,852,032)
Put option - Prisma Medios de Pagos S.A. (see Note 40.b.3))	1,182,000	(750,180)	(1,407,627)
Remeasurement - Prisma Medios de Pagos S.A.	1,483,592	(5,085,061)	(7,819,705)
Other adjustments	2,848,480	2,369,674	1,816,404

Net (increases) decreases in operating assets:	(16,016,212)	(208,790,412)	231,679,671
Financial assets at fair value through profit or loss (FVTPL)	3,613,220	9,391,041	13,260,739
Financial assets at amortized cost
Other financial assets	11,187,623	(9,221,809)	17,963,779
Loans and advances to financial institutions	(1,734,251)	5,218,377	16,197,306
Loans and advances to customers	28,328,092	(47,787,760)	160,281,545
Loans and advances to government sector	32	106	(226)
Reverse repurchase agreements	(63,550,688)	(73,283,252)	40,093,155
Debt securities	(19,857,627)	—	—
Financial assets at fair value through other comprehensive income	24,616,052	(88,543,651)	(17,028,640)
Other assets	1,381,335	(4,563,464)	912,013

Net increases (decreases) in operating liabilities:	(26,154,838)	113,216,909	(262,762,185)
Financial liabilities at amortized cost
Deposits from financial institutions	(1,083,292)	933,951	(563,119)
Deposits from customers	(18,705,185)	115,930,702	(212,681,513)
Deposits from government secto r	4,742,791	2,462,756	1,191,278
Repurchase agreements	(232,527)	499,670	(474,213)
Financial liabilities at FVTPL	29,397	(7,223,369)	1,045,951
Other financial liabilities	(10,906,022)	613,199	(51,280,569)

Income tax paid	(3,756,069)	(24,548,506)	(3,285,303)

Interest received	218,088,834	183,016,565	224,775,296
Interest paid	(88,663,118)	(62,463,651)	(94,812,923)

Total cash flows generated by/(used in) operating activities	112,128,453	(15,305,406)	79,122,272

The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in thousands of Argentine pesos) (cont.)

Accounts	December 31, 2021	December 31, 2020	December 31, 2019
Cash flows from investing activities

Payments:	(8,042,923)	(5,020,642)	(6,161,071)
Purchase of property and equipment, intangible assets and other assets	(8,042,923)	(4,750,537)	(6,161,071)
Other payments related to investment activities	—	(270,105)	—

Collections:	2,393,564	940,158	7,886,319
Sale of equity instruments	—	—	5,121,224
Cash and cash equivalents – Gain of control over subsidiaries		—	529,692
Dividends received	2,393,564	940,158	2,235,403

Total cash flows (used in) / generated by investing activities	(5,649,359)	(4,080,484)	1,725,248

Cash flows from financing activities

Payments:	(2,595,978)	(18,370,564)	(20,951,460)
Dividends	—	—	(7,608,876)
Debt security payments - Capital	(1,111,957)	(10,907,067)	(6,616,409)
Debt security payments - Interest	(83,139)	(5,902,117)	(5,075,165)
Payment of lease liabilities	(1,400,882)	(1,561,380)	(1,651,010)

Collections:	—	3,073,020	10,863,871
Debt securities issued - Capital	—	3,073,020	10,861,092
Argentine Central Bank (“BCRA”)	—	—	2,779

Total cash flows used in financing activities	(2,595,978)	(15,297,544)	(10,087,589)

Effect of exchange rate changes on cash and cash equivalents	(23,034,055)	15,799,672	52,849,389
Inflation effect on cash and cash equivalents	(92,063,491)	(72,727,155)	(115,793,191)

Total changes in cash and cash equivalents	(11,214,430)	(91,610,917)	7,816,129

Cash and cash equivalents at the beginning of the year (Note 8)	229,491,716	321,102,633	313,286,504

Cash and cash equivalents at the end of the year (Note 8)	218,277,286	229,491,716	321,102,633

The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

1. General information
Banco BBVA Argentina S.A. (hereinafter “BBVA Argentina”, the “Bank” or the “Entity”) is a corporation (
“sociedad anónima
”) incorporated under the laws of Argentina, operating as a universal bank with a network of 243 national branches.
Since December 1996, BBVA Argentina is controlled by Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, “BBVA Group” or the “controlling entity”), which directly and indirectly owns 66.55% of the share capital of the Bank as of December 31, 2021.
These Consolidated Financial Statements relate to the Bank and its subsidiaries (collectively, the “Group”). The Bank’s subsidiaries are detailed in Note 42.
Part of the Bank’s share capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.
1.1. Economic context
The Bank continues to operate in a complex economic context, signaled by the persistence of high inflation, although economic activity levels have been recovering since the second half of 2020, amidst the ongoing health emergency. This scenario is accompanied by volatile financial variables, including, among others, a country risk indicator which has increased even after the successful renegotiation of the sovereign debt last year, as well as the imputed exchange rates impacting the outstanding public debt denominated in foreign currency.
Against this backdrop, by means of Decree No. 1042/2020, the Executive Branch extended the effectiveness of the Public Emergency, Social Solidarity and Productive Revival Law (the “Public Emergency Law”) for one additional year, until December 31, 2021, declaring Argentina in economic, financial, administrative, social security, energy, public health and social emergency. Subsequently, it was extended to December 31, 2022 according to Decree No. 12/2022 of January 11, 2022.
On the fiscal front, in December 2020, the Argentine Government and the provinces (excluding the City of Buenos Aires) agreed upon a new Fiscal Consensus empowering provincial jurisdictions to set turnover tax rates, without applying the caps established in the 2017 Fiscal Consensus. Concerning income tax, Law No. 27630 was enacted and published in the Official Gazette on June 16, 2021. Such law provides for an increase in the income tax rate for large corporations, including the Bank, from 30% to 35%, effective as from fiscal years beginning on or after January 1, 2021.
As regards foreign exchange matters, on December 30, 2019, the BCRA published Communication “A” 6856 establishing the effectiveness of the provisions made known through Communication “A” 6770, as amended, whereby, among other measures, it provided that the BCRA’s previous consent will be required to access the foreign exchange market for the remittance of profits and dividends, payment of services to foreign related companies, and early payment of financial debts (principal and interest) more than three business days before their due date. As of the date of these financial statements, the BCRA issued further regulations imposing new restrictions to access the exchange market.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

As for Argentina, where the Entity operates, on March 12, 2020, Executive Decree No. 260/2020, as amended, was issued, declaring the country in health emergency in order to cope with the crisis brought about by the
COVID-19.
On March 19, 2020, Executive Decree No. 297/2020 was issued, mandating social and preventive lockdown measures, effective from March 20, 2020 through November 8, 2020, pursuant to successive extensions established by subsequent Decrees published in the Official Gazette. By means of Decree No. 875/2020 dated November 7, 2020, the Executive Branch established mandatory social preventive distancing measures, subsequently extended until April 9, 2021 for people residing in or moving around urban agglomerations and districts or provinces, to the extent they meet the epidemiological and health parameters therein set forth.
On March 11, 2021, the Executive Branch passed Decree No. 167/2021 extending until December 31, 2021 the term of the health emergency declared by means of Law No. 27541 and subsequently extended by Decree No. 260/2020, as amended. On December 24, 2021, the Executive Branch passed Decree No. 867/2021 extending again until December 31, 2022 the term of the health emergency declared.
Then, the Executive Branch imposed overall prevention measures by means of Decree No. 235/2021, which came into force on April 10, 2021 and was extended several times by subsequent decrees until August 6, 2021, taking into consideration the epidemiological and health risk indicators prevailing in each geographic area. On August 7, 2021, Decree No. 494/2021 was published, establishing the criteria to define epidemiological and health alert scenarios. Such criteria remained in effect until October 1, 2021 inclusive. On October 1, 2021, Decree No. 678/2021 was published, which established new general prevention measures, making those already in force more flexible, and regulated the performance of activities of greater epidemiological and sanitary risk, effective until December 31, 2021.
The measures adopted by the Executive Branch originally led to the slowdown or suspension of most non-essential
activities carried out by individuals and, as such, had a significant impact on the economy at the national, regional and global levels, due to the disruption or slowdown of supply chains, coupled with rising economic uncertainty, as evidenced by the increased volatility in asset prices and exchange rates, and a decline in long-term interest rates. Then, due to the epidemiological evolution in different regions of the country, the restrictive measures progressively became more flexible, allowing to gradually resume economic and personal activities.
In an effort to address the challenges brought about by the pandemic, the BCRA took several measures primarily aimed at facilitating credit access by economic players, including, without limitation:

a)
eased calculation of days in arrears and suspension of certain mandatory reclassification provisions for purposes of the financial system’s debtors classification and allowance assessment, according to the BCRA’s rules and regulations. Communication “A” 7245 dated March 25, 2021 established the schedule by which days in arrears for debtors classification would increase. Since June 1, 2021, debtors have to be classified according to preexisting arrears criteria;

b)	maximum limit on positions held by entities in Bills issued by the BCRA (LELIQs);

c)
obligation for financial institutions to grant credit facilities to micro, small and medium enterprises (MSMEs) at an annual nominal interest rate of 24% to cover working capital requirements or to pay for wages. Since November 6, 2020, the extension of such credit lines is voluntary;

d)
obligation for financial institutions to automatically extend the payment term of credit card outstanding balances until September 30, 2020, offering payment plans of up to 9 installments, at an annual interest rate of up to 40% and with a three-month grace period;

e)
for mortgage and pledge loans adjustable by UVA (that is, according to the changes in the CPI), by means of Decrees No. 319/2020 and 767/2020, the Argentine government suspended hikes in outstanding installments until January 2021. In addition, an
18-month
convergence period commenced in February 2021, in order for installments to gradually reach ordinary levels, without the impact of the suspended hikes. The difference between the payments made pursuant to contractual conditions and those arising from the suspension were payable in new installments not to exceed the amount of the originally agreed-upon ones upon expiration of the original contractual term;

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

f)
suspended hikes in fees and commissions (related to savings accounts, credit cards, checking accounts and safety boxes) from November 5, 2020 with maximum percentages allowed by the BCRA. Such percentages shall be communicated to the BCRA at least 30 days prior to date scheduled to inform the user, and they shall only be applied 60 days after users have been informed;

g)	ceiling rates on credit card revolving financing facilities and floor rates on time deposits;

h)
obligation for financial institutions to grant credit facilities to customers and non-customers
at a regulatory interest rate of 24% for the purchase of Argentine-sourced capital goods, health-care providers and companies which had no access to bank loans. Since November 6, 2020, the extension of such credit lines is voluntary;

i)	obligation for financial institutions to grant credit to businesses under the Employment and Production Emergency Assistance Program (the “Program”) at a regulatory interest rate of 15%;

j)
under such Program, financial institutions were required to grant zero-interest
rate credit facilities in pesos (15% of such rate to be subsidized by the Federal Productive Development Fund or FONDEP, for its Spanish acronym) for taxpayers under the simplified tax regime and self-employed workers engaged in cultural activities, and applying for them until December 31, 2020; as well as, new “2021 zero rate loans “ (15% Annual Nominal Rate (TNA) recognized by the “FONDEP”) for taxpayers under the simplified tax regime, to be granted by financial institutions to customers that applied for it until January 20, 2022;

k)
from October 16, 2020 to March 31, 2022, large financial institutions, including the Bank, were required to maintain outstanding balances under the “Financing line for productive investments of MSMEs” to finance investment projects, working capital and discount of financial instruments equivalent, at least, to 7.5% of non-financial
private sector deposits; and

l)
for employer customers eligible for the Productive Recovery Program II (REPRO II), financial institutions are required to defer unpaid installments with maturity as from May 14, 2021 to the month following the end of the credit life. In addition, compensatory interest shall only accrue at the contractually agreed-upon rate.

In addition, the distribution of dividends by financial institutions was suspended until December 31, 2021. On December 16, 2021, The BCRA through Communication “A” 7421 enabled, effective from January 1,2022 to December 31, 2022, the distribution of results for up to 20% of distributable income, and establishing, effective as of January 1, 2022, that financial entities that have BCRA authorization must make the distribution in 12 equal, monthly and consecutive installments.
1.3. Main impacts on the Bank’s operations
The events described in the preceding Notes 1.1. and 1.2. impact the Entity’s operations, while also affecting the calculation of expected credit losses (see Note 11) and the valuation of debt instruments issued by the public sector (given their new conditions which include lower rates, longer terms and different currency), by decreasing the financial margin and restricting the Entity’s ability to charge fees and commissions on certain activities (withdrawal of money at ATMs, operations carried out in the branch by MSMEs).
As of December 31, 2021, capital and cash surpassed the minimum thresholds required by the BCRA, with no deficiencies in these ratios being expected for the following twelve months.
The Entity’s management monitors the development of these events on an ongoing basis in order to define the potential actions to be taken and identify their impact on its financial position.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

2. Basis of preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”).
These consolidated financial statements have been approved by the Board of Directors of Banco BBVA Argentina S.A. on
April 11,
2022.
3. Functional and presentation currency and hyperinflationary accounting
The Argentine Peso is the functional and presentation currency of the Bank. All amounts are stated in thousands of Argentine pesos, unless otherwise stated.
See note 5.23 for Hyperinflationary accounting.
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
4.1. Judgments
Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is described in Note 5 “Significant accounting policies” in the following titles:

•	Note 5.1. – “Basis of consolidation”

•	Note 5.4.b) – “Financial assets and liabilities - Classification of financial assets”

•	Note 5.4.g) – “Financial assets and liabilities - Impairment of financial assets”

•	Note 5.19. – “Leases”
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

•	Note 15 – “Income tax”, regarding availability of future taxable profit against which deferred tax assets may be realized and the effect of the final resolution of uncertain tax positions.

•	Note 24 – “Provisions”, regarding the likelihood, timing and amount of outflow of resources.

•	Note 40 b.3) – “Valuation techniques for Levels 2 and 3”, regarding measurement of the fair value of financial instruments with observable and unobservable inputs, respectively.
On March 11, 2020,
COVID-19
was declared as a global pandemic by the World Health Organization (see Note 1.2). The high uncertainty associated with the unprecedented nature of this pandemic results in increased complexity of developing reliable estimations and applying judgment.
Therefore, these estimates have been made on the basis of the best available information on the matters analyzed, as of December 31, 2021. However, it is possible that events may take place in the future which could make it necessary to amend these estimations (upwards or downwards), which would be carried out prospectively, recognizing the effects of the change in the consolidated statement of profit or loss on the date of that change.
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
5. Change in business model and significant accounting policies
The Group has consistently applied the following accounting policies in all periods presented in these consolidated financial statements
5.1. Basis of consolidation

a)	Subsidiaries
Subsidiaries are all entities (including structured entities, if any) controlled by the Group. The Group controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its control over the entity. At each period-end,
the Group reassesses whether it has control if there are changes to one or more of the elements of control.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

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
The Bank acts as trustee for a number of trusts. The Bank considers the purpose and design of the trust so as to identify its relevant activities, how decisions about such activities are made, who has the current ability to direct those activities, and who receives returns therefrom. In case the Bank has decision-making power over the trust, it determines whether it acts as a principal or as an agent of a third party.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

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
A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.
A financial asset is measured at FVOCI only if it meets both of the following conditions and is not designated as at FVTPL:

•	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

•	The contractual terms of the financial asset give rise to cash flows that are SPPI on the principal amount outstanding.
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
On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVOCI or at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.
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

Financial assets that are held for trading and whose performance is evaluated on a fair value basis are measured at FVTPL because they are neither held to collect contractual cash flows nor held both to collect contractual cash flows and to sell financial assets.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

In making the assessment, the Group considers:

•	Contingent events that would change the amount and timing of cash flows;

•	Leverage features;

•	Prepayment and extension terms;

•	Terms that limit the Bank’s claim to cash flows from specified assets; and

•	Features that modify consideration of the time value of money (e.g. periodical reset of interest rate).
Reclassification
Financial assets are not reclassified after their initial recognition, except for a change in the Group’s business models. Financial liabilities are not reclassified.

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
Financial guarantees are contracts that require the Group to make specified payments to reimburse the holder for a loss that it incurs because a specified debtor fails to make payment when it is due in accordance with the terms of a financial asset.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

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
sale-and-repurchase
transactions.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

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
Default (before November 2021)
BBVA Argentina has applied a definition of default for financial instruments that is consistent with that used in internal credit risk management, as well as the indicators under applicable regulation at the date of implementation of IFRS 9. Both qualitative and quantitative indicators have been considered.
The
90-day
past-due
stipulation may be waived in cases where the Group considers it appropriate, based on reasonable and documented information that it is appropriate to use a longer term. As of December 31, 2021, the Group did not waive the past-due
stipulation for any of the portfolios.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

New Definition of Default (“NDoD”) (after November 2021)
The definition of credit-impaired asset under IFRS 9 has been historically aligned with the definition of default used by the Bank for internal credit risk management purposes. In 2021, the Bank revisited its definition of default. As a consequence, the Bank has enhanced the definition of credit-impaired asset (Stage 3), considering it as a change in accounting estimates, again in alignment with the definition of default, whilst ensuring the integration of both definitions into credit risk management. Such amendment constitutes a change in an accounting estimate and, as such, its impact is recognized prospectively.
The Bank estimates that the abovementioned amendment resulted in an 803,000 increase in impaired financial assets. Concerning expected credit losses, the impact of this change is not deemed significant, since most affected transactions were previously classified as Stage 2 and, therefore, their credit risk hedge already included expected credit losses during the transaction lifetime.
Restructured asset
If the terms of a financial asset are renegotiated or modified or an existing financial asset is replaced with a new one due to financial difficulties of the borrower, then an assessment is made of whether the financial asset should be derecognised and ECL are measured as follows.

•
If the restructuring will not result in the derecognition of the existing asset, then the expected cash flows arising from the modified financial asset are included in calculating the cash shortfalls from the existing asset.

•
If the restructuring will result in the derecognition of the existing asset, then the expected fair value of the new asset is treated as the final cash flow from the existing financial asset at the time of its derecognition.

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
An asset is credit-impaired if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the asset. Evidence that a financial asset is credit-impaired includes observable data about the following events:

•	Significant financial difficulty of the issuer or the borrower.

•	A breach of contract (e.g., a default or past due event).

•	A lender having granted a concession to the borrower – for economic or contractual reasons relating to the borrower’s financial difficulty – that the lender would not otherwise consider.

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization.

•	The disappearance of an active market for a security because of financial difficulties.
It may not be possible to identify a single discrete event. Instead, the combined effect of several events may cause financial assets to become credit-impaired.
The definition of impaired financial assets in the Group is aligned with the definition of default previously explained.
Significant increase in credit risk
The objective of the impairment requirements is to recognize lifetime ECL for financial instruments for which there have been significant increases in credit risk since initial recognition considering all reasonable and documented information, including that information which is forward-looking.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

The model developed by the Group for assessing the significant increase in credit risk has a two-prong
approach:

•
Quantitative criterion: the Group uses a quantitative analysis based on comparing the current expected probability of default over the life of the transaction with the original adjusted expected probability of default, so that both values are comparable in terms of expected default probability for their residual life. The thresholds used for considering a significant increase in risk take into account special cases according to geographic areas and portfolios. Depending on how old current operations are, at the time implementation of the standard, some simplification is made to compare the probabilities of default between the current and the original moment, based on the best information available at that moment.

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

•	Watch list: They are subject to special watch by the Risks units because they show negative signs in their credit quality, even though there may be no objective evidence of impairment.

•	Refinance or restructuring that does not show evidence of impairment.
Method for calculating ECL
The measurement of ECL must reflect:

•	A considered and unbiased amount, determined by evaluating a range of possible results.

•	The time value of money.

•	Reasonable and documented information that is available without undue cost or effort and that reflects current conditions and forecasts of future economic conditions.
The Group measures ECL both individually and collectively.
For significant impaired instruments the amount of credit losses is calculated as the difference between expected discounted cash flows at the effective interest rate of the transaction and the carrying amount of the instrument.
To establish which and how many clients need to be analyzed individually, the Group adopts the criteria defined by the BBVA Group, which is a relative weight in terms of total risk over the defaulted total risk of wholesale exposure and in terms of total risk over the Watch List total risk of wholesale exposure.
The scope for individual analysis is defined with the following criteria to analyze all clients with at least an asset in default and with total risk above the local threshold (12,000) or with at least an asset on the Watch List (WL) with total risk above the local threshold (
32
,000), meaning:
a) Stage 3 and Total Risk > 12,000;
b) Stage 2, WL and Total Risk >
32
,000.
Threshold for Defaulted exposure
: The threshold is established in such a way that the clients with total risk above this threshold are assessed individually for at least 40% of the total risk of the defaulted wholesale portfolio.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

Threshold for Watch List exposure
: The threshold is established in such a way that the clients with total risk above this threshold are assessed individually for at least 20% of the total risk of the Watch List wholesale portfolio.
For the collective measurement of expected losses instruments are grouped into groups of assets based on their risk characteristics. Exposure within each group is segmented according to the common credit risk characteristics, which are indicative of the payment capacity of the borrower in accordance with his contractual conditions. These risk characteristics have to be relevant in estimating the future flows of each group. The characteristics of credit risk may consider, among others, the following factors:

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
ECL does not require identification of all possible scenarios for measuring expected loss. However, the probability of a loss event occurring and the probability it will not occur also need to be considered, even if the possibility of a loss may be very small. Also, when there is no linear relation between the different future economic scenarios and their associated expected losses, more than one future economic scenario must be used for the measurement.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

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
Recoveries of amounts previously written off are included in ‘impairment losses on financial instruments’ in the Consolidated Statement of Profit or Loss.
Financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.
5.5. Change in business model
Since January 1, 2021, there was a change in the Entity’s business model associated with the valuation of holdings of fixed income instruments with a remaining maturity of over 90 days at the time of acquisition and which, as provided for by the BCRA, are allowed to be used to meet minimum cash or reserve requirements.
Previously, these securities were considered under the HTC&S (Held to Collect and Sell) business model and measured at fair value through OCI, in line with Management’s plan to hold these financial instruments to meet minimum cash or reserve requirements, and also to sell them, considering that the BCRA’s requirement would be temporary in light of the prevailing economic conditions.
In 2020, the BCRA extended the obligation to hold these instruments to meet minimum cash or reserve requirement, leading the Bank’s Management to reconsider the business model for these financial assets.
As mentioned in the first paragraph, fixed income instruments, regardless of their form of adjustment, issued by the federal, provincial or municipal government or by the BCRA (monetary regulation instruments) will be considered under the HTC (Held to Collect) business model and measured at amortized cost.
As of December 31, 2021, the Entity reclassified 22,565,485 from measured at fair value through OCI to measured at to amortized cost.
In addition, for information purposes only, the fair value and the profit through total comprehensive income as of December 31, 2021 would have amounted to 22,084,903 and 480,582, respectively, if these financial assets had not been reclassified.
5.6. Investments in joint ventures and associates
An associate is an entity over which the Group has a significant influence but not control over its financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.
A joint venture is an arrangement in which the Group has joint control whereby the Group has rights to the net assets of the arrangement rather than rights to its assets and obligations for its liabilities.
Investments in associates and joint ventures are initially recognized at cost, which includes transaction costs, and subsequently accounted for using the equity method.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

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
5.7. Property and equipment
Property and equipment items are measured at cost, net of accumulated depreciation and accumulated impairment losses, if any.
At the transition date to IFRS on January 1, 2017 the Group considered the deem cost of its real state the fair value at that date determined through technical appraisals.
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
The estimated useful lives of significant items of property and equipment are as follows:

•	Buildings: as informed in the technical appraisal as of January 1, 2017.

•	Furniture and facilities: 10 years.

•	Equipment: 3-5 years.

•	Automobiles: 5 years.
Depreciation methods and useful lives are reviewed at each reporting date and adjusted prospectively, if necessary.
5.8. Investment properties
Investment properties are measured at cost, net of accumulated depreciation and accumulated impairment losses, if any.
At the transition date to IFRS on January 1, 2017 the Group considered as deemed cost of its investment properties the fair value at that date determined through technical appraisals.
Any gains or losses on disposal of investment property (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) are recognized in profit or loss.
When the use of a property changes such that it is reclassified as property and equipment, its fair value at the date of reclassification becomes its cost for subsequent accounting.
The estimated useful lives of investment properties are as informed in the respective technical appraisal.
Depreciation methods and useful lives are reviewed at each reporting date and adjusted prospectively, if necessary.
5.9. Intangible assets
Intangible assets include the information systems costs of acquisition and implementation, which are measured at cost less accumulated amortization and impairments, if any.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

Subsequent expenses related to information systems are only capitalized if the economic benefits of the related asset increase. All other expenses are recognized as incurred.
Information systems are amortized using the straight line method over their estimated useful life of 5 years and are recognized in profit or loss in the heading “Depreciation and amortization” on the Consolidated Statement of Profit or Loss.
Amortization methods and the estimated useful lives are reviewed at each reporting date and adjusted prospectively, if necessary.
5.10. Goodwill
Goodwill arising from the acquisition of subsidiaries is measured at cost less any accumulated impairment losses.
Goodwill is not amortized but subject to an annual test for impairment. The cash generating unit to which goodwill has been allocated, is tested for impairment (including goodwill) at least annually or more frequently if there is an indication of impairment.
As of December 31, 2021, the Entity did not have amounts for this concept.
5.11. Other assets
Foreclosed assets are measured at the lower of the fair value on the date on which the Group receives the ownership of the asset, and the fair value less cost of disposal at the reporting date.
5.12.
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
5.13. Impairment of
non-financial
assets
At each reporting date, the Group assesses whether there are indications that a non-financial
asset may be impaired (except deferred tax assets). If there is such an indication, the asset’s recoverable value is estimated.
For the impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows for their continued use that is largely independent of the cash inflows from other assets or other cash generating units (CGU). Goodwill arising from a business combination is allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

5.14. Provisions
The Group recognizes a provision if and only if the Group has a present legal or constructive obligation resulting from past events; it is probable (i.e. more likely than not) that an outflow of resources will be required to settle the obligation; and the amount payable can be estimated reliably.
To assess provisions, the existing risks and uncertainties are considered, taking into account the opinion of the Group’s external and internal legal advisors. Based on the analysis carried out, the Group recognizes a provision for the amount considered as the best estimate of the potential expense necessary to settle the present obligation at each reporting date.
The provisions recognized by the Group are reviewed at each reporting date and are adjusted to reflect the best estimate available.
5.15. Employee benefits

a)	Short-term personnel benefits
Short-term personnel benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past services provided by its personnel and the obligation can be estimated reliably.

b)	Other long-term personnel benefits
The Group’s obligation in relation to long-term personnel benefits is the amount of the future benefit the employees have earned in exchange for services provided during the current and prior periods. The benefit is discounted at present value. Remeasurement is recognized in profit or loss.

c)	Termination benefits
Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring. If benefits are not expected to be wholly settled within 12 months of the reporting date, then they are discounted.
5.16. Share capital
Transaction costs directly attributable to the issuance of ordinary shares are recognized as a reduction of the contributions received, net of the related income tax.
5.17. Interest income and expenses
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
The ‘amortized cost’ of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured on initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any ECL allowance.
The ‘gross carrying amount of a financial asset’ is the amortized cost of a financial asset before adjusting for any ECL allowance.
In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

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
5.18. Fee and commission income / expenses
This item contains income from commissions resulting from transactions with customers, mainly related to maintenance and administration fees on current and saving accounts, credit cards, securities custody and foreign exchange transactions.
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
The Bank has a customer loyalty program in place consisting in the accumulation of Latam Airlines miles for Premium and Premium Word customers through credit card consumptions that can be exchanged for air tickets, catalog products or hotel accommodation. This program is a separable performance obligation in the contract with the customer. The Bank has concluded that it is acting as an agent in relation to the airline miles and consequently, the allocated transaction price consists only of the commission net of the amounts paid to the principal (Latam Airlines).
Likewise, from January 1, 2021, the Bank has a new loyalty program that grants points to individual customers to be exchanged for different products and/or services. Although the administration of the program is the responsibility of the Bank, it has concluded that it acts as an agent in relation to these points and consequently, the allocated transaction price consists only of the commission net of the amounts paid to the principal.
Commission expenses are recognized in profit or loss when the related service is received.
5.19. Leases
IFRS 16 introduces a single lessee accounting model, requiring that lessees recognize the asset related to the right of use of the leased asset and a lease liability representing the obligation to make lease payments. The Entity has opted to apply the exceptions related to the recognition of short-term leases and leases where the underlying asset is of low value.
As to the lessor’s accounting, IFRS 16 substantially keeps the requirements of IAS 17. Therefore, lessors continue classifying leases as operating or finance, and each of them is recognized differently.
The Group recognizes the right of use as an asset and the lease liability as a liability, mainly related to the leases of offices in its branch network.
As of December 31, 2021, the Entity has not entered into agreements related to variable lease payments. As of such date, there are no leases that have not yet commenced, pursuant to which the Entity has undertaken commitments, and which enter into force in subsequent years.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

Below is a detail of the accounting policies:

•	Contracts that contain a lease
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
Lease payments included in the measurement of the net investment are:

•	Fixed payments, including payments that are substantially fixed;

•	Variable payments, which depend on a rate or index, initially measured applying the rate or index as of the lease commencement date;

•	Any amounts expected to be collected as guaranteed residual value;

•	The exercise price of call options, if it is reasonably certain that they will be exercised; and

•	Any penalties for early termination, if it is reasonably certain that the contract will be terminated early.
Collections received under a finance lease are broken down into interest and the reduction of the net investment in the lease. Interest is recognized over the lease term applying an effective interest rate. Contingent leases are not considered in determining the net investment in the lease.
In an operating lease, the leased asset (generally investment property) is not derecognized, and the collection received is recognized as income applying the straight-line method.

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
Lease payments included in the measurement of the lease liability include the following items:

a)	Fixed payments, including payments that are substantially fixed;

b)	Variable payments, which depend on a rate or index, initially measured applying the rate or index as of the lease commencement date;

c)	Any amounts expected to be paid as guaranteed residual value;

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

d)	The exercise price of call options, if it is reasonably certain that they will be exercised;

e)	Any amounts expected to be paid for renewal periods if it is reasonably certain that the renewal options will be exercised; and

f)	Any penalties for early termination, if it is reasonably certain that the contract will be early terminated.
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
5.20. Current and deferred income tax
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
Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that does not affect accounting nor taxable profit or loss.

•	Temporary differences related to an investment in subsidiaries to the extent that is probable that it will not reverse in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.
Deferred tax liabilities are recognized for the tax effect of all taxable temporary differences.
Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that future taxable profits against which they can be used will be available. Future taxable profits are determined based on the Bank’s business plans. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that is no longer probable that the related tax benefit will be realized; while such reductions are reversed when the probability of future taxable profits improves.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it becomes probable that future taxable profit against which they can be used will be available.
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
5.21. Segment reporting
An operating segment is a component of the Bank that engages in business activities and from which it may earn revenues and incur expenses, including revenues and expenses relating to transactions with any of the Bank’s other components, whose operating results are regularly reviewed by the Bank’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.
Segment results that are reported to the Bank’s CEO (being the CODM) include items that are directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Bank’s headquarters), head office expenses and tax assets and liabilities.
5.22. Offsetting
Financial assets and financial liabilities are offset and net amounts presented in the statement of financial position when, and only when, the Group has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.
Income and expenses are presented on a net basis only when permitted under IFRS-IASB, or for gains and losses arising from a group or similar transactions such as in the Group’s trading activity.
5.23. Hyperinflationary Accounting
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
period.
The Argentine economy is considered to be hyperinflationary as from July 1, 2018.
The Group followed the guidance issued by Argentine accounting standards setters by which the “general price index” for IAS 29 purposes is determined considering the Wholesale price index (WPI) through December 31, 2016 and the Consumer price index (CPI) beginning on January 1, 2017 and onwards. These indexes are published by the National Institute of Statistics and Census (INDEC).
The CPI increased 50.94%, 36.14% and 53.83% during 2021, 2020 and 2019, respectively.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

Since the Group prepares its financial information based on a historical c
ost approach, it has applied IAS 29 to the comparative periods as follows:

•
Restated the Consolidated Statement of Profit or loss, the Consolidated Statement of Comprehensive income, the Consolidated Statement of Changes in Equity and Con
solidated Statements of cash flows for the years ended December 31, 2020 and 2019 in terms of the measuring unit current at December 31, 2021, including the calculation and separate disclosure of the gain or loss on the net monetary position.

•	Restated the Consolidated statement of financial position as of December 31, 2020 in terms of the measuring unit current at December 31, 2021.
In order to apply IAS 29 to the Consolidated statement of financial position as of December 31, 2021, the Group has applied the following methodology and criteria:

•	Non-monetary items have been restated by applying the general p rice inde x. The restated amounts have been reduced to their recoverable value by applying the pertin ent IFRS, if necessary.

•	Monetary items have not been restated.

•	Assets and liabilities linked by agreement to changes in prices, such as index linked bonds and loans, have been measured in accordance with the pertinent agreement.

•	The measurement of investments accounted for under the equity method has been determined based on the financial information of the associates and joint ventures prepared in accordance with IAS 29.

•	Deferred income tax assets and liabilities have been recalculated based on the restated amounts.
In order to apply IAS 29 to the Consolidated statement of profit or loss, the Consolidated statement of comprehensive income and the Consolidated statement of cash flows for the year ended December 31, 2021, the Group has applied the following methodology and criteria:

•
All items in the Consolidated statement of profit or loss, Consolidated statement of comprehensive income and Consolidated statement of cash flows have been expressed in terms of the measuring unit current at December 31, 2021.

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

6. IFRS standards update
The following new or amendments to the current IFRS are effective as from the fiscal year beginning on January 1, 2022. Early adoption is permitted. These amendments were not early adopted by the Group in these consolidated financial statements.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

New standard or amendment	Effective as from
Onerous Contracts. Cost of Fulfilling a Contract (Amendment to IAS 37)	January 1, 2022
Annual Improvements to IFRS 2018-2020	January 1, 2022
Property, Plant and Equipment — Proceeds before Intended Use (Amendment to IAS 16)	January 1, 2022
Reference to the Conceptual Framework (Amendments to IFRS 3)	January 1, 2022
IFRS 17 Insurance Contracts and Amendments to IFRS 17	January 1, 2023
Classification of Liabilities as Current or Non-current (Amendment to IAS 1)	January 1, 2023
Definition of accounting estimates (Amendment to IAS 8)	January 1, 2023
Disclosures of accounting policies (Amendments to IAS 1 and IFRS Practice Statement 2)	January 1, 2023
Deferred tax related to assets and liabilities arigisn from a single transaction – Amendments to IAS 12 Income taxes	January 1, 2023
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Optional
The Group estimates that none of these new standards or amendments would have a significant impact on its consolidated financial statements.

7.	Earnings per share
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
The calculation of the earnings per share is detailed below:

Accounts	December 31, 2021	December 31, 2020	December 31, 2019

Numerator:
Profit attributable to owners of the Bank	9,398,606	15,171,190	32,935,417
Profit attributable to owners of the Bank adjusted to reflect the effect of dilution	9,398,606	15,171,190	32,935,417
Denominator:
Weighted average of outstanding ordinary shares for the year	612,710,079	612,710,079	612,671,108
Weighted average of outstanding ordinary shares for the year adjusted to reflect the effect of dilution	612,710,079	612,710,079	612,671,108
Basic earnings per share (1)	15.3394	24.7608	53.7571
Diluted earnings per share (1)	15.3394	24.7608	53.7571

(1)	Since BBVA Argentina has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

8. Cash and cash equivalents

	December 31, 2021	December 31, 2020
BCRA - Unrestricted current account	141,983,557	130,088,223
Cash	74,253,796	93,935,347
Balances with other local and foreign institutions	2,107,567	5,571,608
Allowances for loan losses	(67,634)	(103,462)

TOTAL	218,277,286	229,491,716

9. Financial assets at fair value through profit or loss
9.1. Debt securities

	December 31, 2021	December 31, 2020
Government securities	1,396,145	1,381,603
Private securities - Corporate bonds	780	41,415

TOTAL	1,396,925	1,423,018

9.2.	Derivatives
The Group uses derivatives, not designated in a qualifying hedge relationship, to manage its exposure of foreign currency and interest rate risks. The instruments used include interest rate swaps and forward contracts (net settled in pesos).

	December 31, 2021	December 31, 2020
Foreign Currency Forwards	2,813,384	4,069,007
Interest Rate Swaps	3,098	—
Put Option - Prisma Medios de Pago S.A. (1)	—	1,784,130

TOTAL	2,816,482	5,853,137

(1)
On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice with respect to the exercise of the put option and therefore started the procedure to sell 49% of the capital stock in Prisma Medios of Pago S.A. (see Note 9.3).

The notional amounts of foreign currency forward transactions, stated in U.S. Dollars (US$) and in Euros, as the case may be, as well as the notional amounts of interest rate swaps are reported below:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

	December 31, 2021	December 31, 2020
Foreign Currency Forwards
Foreign currency forward purchases - US$	1,189,085	1,011,403
Foreign currency forward sales - US$	1,129,832	978,794
Foreign currency forward sales - Euros	11,432	6,834
Interest rate swaps
Fixed rate for floating rate	180,000	—
Definitions:
Floating rate: BADLAR (Buenos Aires Deposits of Large Amount Rate), is the interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.

9.3.	Equity instruments

	December 31, 2021	December 31, 2020
Prisma Medios de Pago S.A. (1)	4,113,917	9,107,526
Mercado de Valores de Buenos Aires S.A.	260,000	232,450
BYMA-Bolsas y Mercados Argentinos S.A.	124,312	205,693
Investment Funds	1,905,039	2,221,661

TOTAL	6,403,268	11,767,330

(1)
This balance corresponds to the amount of 10,805,542 shares held in Prisma Medios de Pago S.A., representing 5.44% of such company’s capital stock. Such equity interest was measured at fair value, which management estimated using a report prepared by independent appraisers.

On February 1, 2019, the transfer of 2,344,064 registered, common shares with a nominal value of $ 1 each and one vote per share, was made for the benefit of AI Zenith (Netherlands) B.V. (a company related to Advent International Global Private Equity).
In accordance with the provisions of the offer for the purchase of those shares by AI Zenith (Netherlands) B.V., and accepted by the Bank, the total estimated price was US$ 78,265,273, out of which, on February 1, 2019, the Bank received US$ 46,457,210, and the unpaid balance was deferred over the following 5 (five) years and settled as follows: (i) 30% of that amount to be paid in pesos, adjusted by the Reference Stabilization Coefficient
-an
index based on
CPI-
(CER) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10%.
On July 22, 2019, the Entity completed the assessment of the selling price of the shares. Such price amounts to US$ 76,947,895.33. The difference between the final price and the estimated price was discounted from the outstanding balance; therefore, the Bank did not have to return the funds it had received. The selling terms include a put option, by which the Bank was able to sell the remaining interests in Prima Medios de Pago S.A. to the buyer on December 30, 2021.
On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice with respect to the exercise of the put option and therefore started the procedure to sell 49% of the capital stock of the company.
On March 18, 2022, the transfer of the entire remaining shareholding of the Bank in Prisma Medios de Pago S.A. has been completed for a price of US$ 40,038,121.84.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

10. Financial assets at amortized cost
10.1. Loans and advances to financial institutions

	December 31, 2021	December 31, 2020
Loans and advances to financial institutions	4,251,812	3,528,634
Allowances for loan losses	(41,657)	(879,312)

TOTAL	4,210,155	2,649,322

10.2. Loans and advances to customers

	December 31, 2021	December 31, 2020
Credit Cards	157,138,508	172,881,176
Consumer loans	40,950,803	42,445,738
Commercial papers	29,133,603	28,855,759
Overdrafts	22,528,190	26,280,711
Real estate mortgage	22,908,902	25,276,294
Loans for prefinancing and financing of exports	13,342,611	24,120,247
Notes	20,402,921	22,191,592
Pledge loans	16,341,659	17,225,768
Loans to employees	2,916,555	3,218,012
Receivables from financial leases	2,912,334	2,818,742
Other financing	59,864,344	72,907,308

Allowances for loan losses	(13,656,218)	(18,869,665)

TOTAL	374,784,212	419,351,682

Loans by Economic Activity
The table below analyzes our loan portfolio (broken down by performing and non-performing)
according to the borrowers’ main economic activity as of December 31, 2021 and 2020. Where appropriate, loans to individuals are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

	December 31, 2021
	Loan portfolio
	Performing	%	Non-performing	%	Total
	(in thousands of pesos, except percentages)
Agricultural and livestock	16,247,310	4.24%	140,262	1.46%	16,387,572
Construction	2,185,555	0.57%	239,470	2.49%	2,425,025
Consumer	219,545,441	57.31%	4,313,383	44.84%	223,858,824
Electricity, oil, water and sanitary services	174,030	0.05%	49	0.00%	174,079
Financial sector	4,251,812	1.11%	—	0.00%	4,251,812
Government services	740	0.00%	—	0.00%	740
Mining products	13,359,180	3.49%	1,745,792	18.15%	15,104,972
Others	49,411,872	12.89%	2,391,273	24.85%	51,803,145
Other manufacturing	42,700,225	11.15%	484,095	5.03%	43,184,320
Services	2,976,841	0.78%	10,396	0.11%	2,987,237
Transport	4,059,140	1.06%	31,057	0.32%	4,090,197
Wholesale and retail trade	28,160,679	7.35%	264,380	2.75%	28,425,059

	383,072,825	100.00%	9,620,157	100.00%	392,692,982

	December 31, 2020
	Loan portfolio
	Performing	%	Non-performing	%	Total
	(in thousands of pesos, except percentages)
Agricultural and livestock	22,623,264	5.22%	162,730	1.98%	22,785,994
Construction	2,797,267	0.65%	358,040	4.36%	3,155,307
Consumer	237,858,438	54.86%	3,889,927	47.40%	241,748,365
Electricity, oil, water and sanitary services	1,499,579	0.35%	555	0.01%	1,500,134
Financial sector	3,528,634	0.81%	—	0.00%	3,528,634
Government services	772	0.00%	—	0.00%	772
Mining products	38,816,911	8.95%	2,513,238	30.63%	41,330,149
Others	62,887,856	14.50%	41,223	0.51%	62,929,079
Other manufacturing	34,411,780	7.94%	235,913	2.87%	34,647,693
Services	2,268,501	0.52%	538,181	6.56%	2,806,682
Transport	3,806,120	0.88%	43,959	0.54%	3,850,079
Wholesale and retail trade	23,054,845	5.32%	422,084	5.14%	23,476,929

	433,553,967	100.00%	8,205,850	100.00%	441,759,817

The Group holds loans and other financing within a business model whose objective is collecting contractual cash flows.
Receivables from financial leases
The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment.
The following table shows the total gross investment of the finance leases (leasing) and the present value of the minimum payments to be received thereunder:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

	December 31, 2021		December 31, 2020
	Total investment	Present value of minimum lease payments	Total investment	Present value of minimum lease payments
Term
Up to 1 year	1,426,378	803,133	1,663,407	1,124,294
From 1 to 5 years	3,014,700	2,109,201	2,371,728	1,694,448

TOTAL	4,441,078	2,912,334	4,035,135	2,818,742

Principal		2,822,018		2,732,548
Interest accrued		90,316		86,194

TOTAL		2,912,334		2,818,742

10.3. Reverse repurchase agreements

	December 31, 2021	December 31, 2020
BCRA repos	137,548,495	74,245,015
Allowances for loan losses	(165,557)	(756,128)

TOTAL	137,382,938	73,488,887

The fair value of financial assets accepted as collateral that the Group is permitted to sell or repledge in the absence of default was
153,630,126
as of December 31, 2021.
10.4. Debt securities

	December 31, 2021	December 31, 2020
Government securities	22,565,485	—
Allowances for credit losses	(2,707,858)	—

TOTAL	19,857,627	—

10.5. Other financial assets

	December 31, 2021	December 31, 2020
Financial assets pledged as collateral	15,666,596	16,562,656
Other receivables	10,239,128	13,247,083
Receivable from financial institution for spot transactions pending settlement	2,614,126	1,682,087
Receivable from non-financial institution for spot transactions pending settlement	8,098	157,355
Others	197,522	208,156
Allowances for loan losses	(288,056)	(399,045)

TOTAL	28,437,414	31,458,292

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

11. Measurement of ECL
The ECL of a financial instrument must reflect an unbiased estimate, the time value of money and a forward looking perspective (including the economic forecast).
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
The Group’s methodological approach in order to incorporate the forward looking information aims to determine the relation between macroeconomic variables and risk parameters following three main steps:

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
The BBVA Group selected the Real GDP Growth as the principal indicator, among other indicators such as unemployment rate, BADLAR, private consumption or country risk, because it captures the influence of all potentially relevant macro-financial scenario on internal PD, even though other variables could also be used.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

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
COVID-19
Impact
During the pandemic-related lockdown, the BCRA and the government issued several communications and decrees, pursuant to which customers within the portfolio of non-card
financings benefitted from the deferral, without interest, of installments until the maturity of the loan. For mortgage and pledge loans adjustable by UVA the government suspended hikes in outstanding installments due from April 2020 until January 2021. In addition, an 18-month convergence period commenced in February 2021, in order for installments to gradually reach ordinary levels, without the impact of the suspended hikes. The difference between the payments made pursuant to contractual conditions and those arising from the suspension will be collected in new installments at the end of the original contractual term.
The table below summarizes the UVA indexed loan portfolio affected by the aforementioned measure and the related impact on contractual cash flows:

	Balance as of December 31, 2021	Loss from changes in contractual cash flows recognized in Net Interest Income
		December 31, 2021	December 31, 2020
UVA-indexed mortgage loans	25,008,737	330,936	681,039
UVA-indexed pledge loans	511,312	5,991	10,718
Balance		336,927	691,757

With regards to credit cards, outstanding balances as of April 2020 and as of September 2020 were required to be automatically rescheduled with interest in nine equal and consecutive installments, with a three-month grace period. The former were due in April 2021, whereas the latter were due in September 2021. The due date deferral did not result in credit stage improvements or additional charge-offs in any case.
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
12. Credit risk exposure and allowances
The table below sets forth the changes during 2021 and 2020 in the credit risk exposure and the impairment allowances booked under IFRS 9 in the accompanying consolidated statement of financial position or reversal of estimated impairment of financial assets at amortized cost, financial assets at fair value through other comprehensive income, loan commitments and financial guarantees:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

December 31, 2021

CREDIT RISK EXPOSURE - FINANCIAL ASSETS (1)	Not credit impaired			Credit impaired		Total
	Stage 1	Stage 2		Stage 3
	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure
Opening balance as of December 31, 2020	718,855,269	109,266,529	6,417,421	4,435,828	3,770,070	842,745,117

Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(104,528,389)	104,713,829	—	—	—	185,440
Transfers from Stage 2 to Stage 1	79,598,231	(75,659,676)	(2,713,765)	—	—	1,224,790
Transfers from Stage 1 or 2 to Stage 3	(1,662,339)	(13,236,075)	(225,215)	14,989,534	229,684	95,589
Transfers from Stage 3 to Stage 1 or 2	237,926	42,246,400	12,776	(40,016,232)	(153,585)	2,327,285
Changes without transfers between Stages	55,994,655	(29,956,794)	5,850,172	57,330,421	390,105	89,608,559
New financial assets originated	3,246,870,356	110,398,370	4,064,415	697,454	646,986	3,362,677,581
Repayments	(2,961,721,392)	(85,799,667)	(6,506,735)	(22,825,251)	(652,300)	(3,077,505,345)
Write-offs	1	274	—	(5,278,113)	(60,190)	(5,338,028)
Foreign exchange	4,508,388	2,340,419	780,431	1,665	202,368	7,833,271
Inflation adjustment	(290,742,842)	(44,041,646)	(2,602,873)	(2,746,644)	(1,341,067)	(341,475,072)

Closing balance as of December 31, 2021	747,409,864	120,271,963	5,076,627	6,588,662	3,032,071	882,379,187

(1)	Refer to Note 39 for credit risk exposure of financial assets with stage allocation by asset classification.
December 31, 2020

CREDIT RISK EXPOSURE - FINANCIAL ASSETS (1)	Not credit impaired			Credit impaired		Total
	Stage 1	Stage 2		Stage 3
	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure
Opening balance as of December 31, 2019	430,242,696	70,739,530	3,570,279	8,190,743	7,800,313	520,543,561

Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(145,717,129)	148,647,990	196,592	—	—	3,127,453
Transfers from Stage 2 to Stage 1	104,012,910	(99,384,248)	(60,786)	—	—	4,567,876
Transfers from Stage 1 or 2 to Stage 3	(18,493,321)	(9,094,920)	(3,006,467)	32,563,733	3,084,594	5,053,619
Transfers from Stage 3 to Stage 1 or 2	1,371,852	1,191,491	(2,136)	(2,960,713)	(56,709)	(456,215)
Changes without transfers between Stages	144,597,245	21,009,576	5,655,441	(33,405,471)	(5,031,558)	132,825,233
New financial assets originated	2,330,161,587	31,969,241	2,015,984	39,251,865	9,509,650	2,412,908,327
Repayments	(1,980,714,479)	(45,958,502)	(977,042)	(21,770,852)	(5,642,719)	(2,055,063,594)
Write-offs	—	12	—	(6,503,338)	(5,707,846)	(12,211,172)
Foreign exchange	13,479,207	8,594,121	838,819	58,580	1,102,979	24,073,706
Inflation adjustment	(160,085,299)	(18,447,762)	(1,813,263)	(10,988,719)	(1,288,634)	(192,623,677)

Closing balance as of December 31, 2020	718,855,269	109,266,529	6,417,421	4,435,828	3,770,070	842,745,117

(1)	Refer to Note 39 for credit risk exposure of financial assets with stage allocation by asset classification.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

December 31, 2021

CREDIT RISK EXPOSURE - LOAN COMMITMENTS AND FINANCIAL GUARANTEES	Not credit impaired			Credit impaired		Total
	Stage 1	Stage 2		Stage 3
	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure
Opening balance as of December 31, 2020	86,976,162	7,235,777	154,067	12,766	746	94,379,518

Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(17,053,375)	14,945,617	—	—	—	(2,107,758)
Transfers from Stage 2 to Stage 1	16,601,710	(14,915,384)	(147,516)	—	—	1,538,810
Transfers from Stage 1 or 2 to Stage 3	(107,443)	(101,189)	(955)	145,440	—	(64,147)
Transfers from Stage 3 to Stage 1 or 2	44,933	48,726	—	(86,996)	—	6,663
Changes without transfers between Stages	9,710,339	2,735,747	302,901	(3,885)	(540)	12,744,562
New loan commitments and financial guarantees originated	93,818,187	1,788,445	153,411	12,953	—	95,772,996
Expirations and repayments	(76,859,379)	(2,595,208)	(275,211)	(29,568)	—	(79,759,366)
Write-offs	—	—	—	(141)	—	(141)
Foreign exchange	1,287,885	112,574	35,123	—	—	1,435,582
Inflation adjustment	(31,902,436)	(2,885,233)	(124,432)	(11,862)	(167)	(34,924,130)

Closing balance as of December 31, 2021	82,516,583	6,369,872	97,388	38,707	39	89,022,589

December 31, 2020

CREDIT RISK EXPOSURE - LOAN COMMITMENTS AND FINANCIAL GUARANTEES	Not credit impaired			Credit impaired
	Stage 1	Stage 2		Stage 3		Total
	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure
Opening balance as of December 31, 2019	92,086,562	9,704,316	287,646	67,210	11	102,145,745

Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(21,453,425)	19,951,237	—	—	—	(1,502,188)
Transfers from Stage 2 to Stage 1	14,939,522	(13,360,000)	(189)	—	—	1,579,333
Transfers from Stage 1 or 2 to Stage 3	(53,860)	(70,840)	(952)	70,814	2,251	(52,587)
Transfers from Stage 3 to Stage 1 or 2	92,935	25,714	12	(91,063)	(601)	26,997
Changes without transfers between Stages	7,111,816	(1,207,513)	(179,664)	(9,185)	(773)	5,714,681
New loan commitments and financial guarantees originated	51,230,563	4,768,552	149,648	3,506	—	56,152,269
Expirations and repayments	(31,312,059)	(10,183,153)	(37,449)	(20,622)	(53)	(41,553,336)
Write-offs	—	—	—	(83)	(9)	(92)
Foreign exchange	1,285,102	354,907	16,499	—	—	1,656,508
Inflation adjustment	(26,950,994)	(2,747,443)	(81,484)	(7,811)	(80)	(29,787,812)

Closing balance as of December 31, 2020	86,976,162	7,235,777	154,067	12,766	746	94,379,518

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

December 31, 2021

ALLOWANCES - FINANCIAL ASSETS	Not credit impaired			Credit impaired
	Stage 1	Stage 2		Stage 3		Total
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance as of December 31, 2020	10,782,206	12,243,846	604,742	3,713,857	2,351,981	29,696,632

Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(3,831,152)	11,509,162	—	—	—	7,678,010
Transfers from Stage 2 to Stage 1	2,081,021	(7,453,083)	(261,280)	—	—	(5,633,342)
Transfers from Stage 1 or 2 to Stage 3	(144,499)	(4,199,360)	(36,913)	9,166,242	57,171	4,842,641
Transfers from Stage 3 to Stage 1 or 2	17,831	73,450	8,136	(1,364,846)	(78,612)	(1,344,041)
Changes without transfers between Stages	(5,707,158)	4,543,495	584,278	1,367,411	1,329,457	2,117,483
New financial assets originated	11,168,510	1,973,218	408,042	515,760	347,557	14,413,087
Repayments	(8,111,247)	(1,795,338)	(532,745)	(1,349,756)	(375,529)	(12,164,615)
Write-offs	—	(4)	—	(4,454,171)	(51,595)	(4,505,770)
Foreign exchange	129,349	123,676	61,761	884	120,462	436,132
Inflation adjustment	(3,100,588)	(4,927,089)	(235,021)	(2,388,888)	(918,798)	(11,570,384)

Closing balance as of December 31, 2021 (*)	3,284,273	12,091,973	601,000	5,206,493	2,782,094	23,965,833

(*)	Impairment of financial assets detailed in the table above includes allowances on financial assets at FVOCI for 7,038,853.
December 31, 2020

ALLOWANCES - FINANCIAL ASSETS	Not credit impaired			Credit impaired
	Stage 1	Stage 2		Stage 3		Total
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance as of December 31, 2019	8,330,222	13,659,614	367,971	5,782,822	6,115,532	34,256,161

Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(4,256,067)	18,910,237	40,455	—	—	14,694,625
Transfers from Stage 2 to Stage 1	4,865,056	(8,765,244)	(7,002)	—	—	(3,907,190)
Transfers from Stage 1 or 2 to Stage 3	(8,189,921)	(2,759,818)	(953,832)	16,369,150	1,582,069	6,047,648
Transfers from Stage 3 to Stage 1 or 2	30,795	112,154	(2,106)	(1,690,024)	(57,654)	(1,606,835)
Changes without transfers between Stages	8,693,969	(1,126,442)	1,233,146	(14,541,231)	(3,978,107)	(9,718,665)
New financial assets originated	24,001,782	3,847,526	217,560	18,335,335	9,557,233	55,959,436
Repayments	(20,611,474)	(8,731,902)	(118,101)	(13,255,537)	(5,053,818)	(47,770,832)
Write-offs	—	—	—	(5,155,271)	(5,860,293)	(11,015,564)
Foreign exchange	682,786	862,328	122,838	50,088	1,074,663	2,792,703
Inflation adjustment	(2,764,942)	(3,764,607)	(296,187)	(2,181,475)	(1,027,644)	(10,034,855)

Closing balance as of December 31, 2020 (*)	10,782,206	12,243,846	604,742	3,713,857	2,351,981	29,696,632

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

(*)	Impairment of financial assets detailed in the table above includes allowances on financial assets at FVOCI for 8,688,884.
December 31, 2021

ALLOWANCES - LOAN COMMITMENTS AND FINANCIAL GUARANTEES	Not credit impaired			Credit impaired		Total
	Stage 1	Stage 2		Stage 3
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance as of December 31, 2020	1,479,530	542,836	24,318	11,096	1,960	2,059,740

Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(394,456)	1,198,210	—	—	—	803,754
Transfers from Stage 2 to Stage 1	299,189	(1,061,679)	(25,104)	—	—	(787,594)
Transfers from Stage 1 or 2 to Stage 3	(3,113)	(18,994)	(18)	99,681	8,765	86,321
Transfers from Stage 3 to Stage 1 or 2	1,176	3,063	—	(65,123)	—	(60,884)
Changes without transfers between Stages	(1,122,997)	(164,561)	44,996	(1,277)	(10,540)	(1,254,379)
New loan commitments and financial guarantees originated	2,394,510	100,001	23,387	8,669	—	2,526,567
Repayments	(1,667,168)	(138,953)	(20,015)	(19,727)	—	(1,845,863)
Write-offs	—	—	—	(125)	—	(125)
Foreign exchange	29,859	5,628	2,747	—	—	38,234
Inflation adjustment	(487,253)	(197,301)	(18,526)	(8,853)	(185)	(712,118)

Closing balance as of December 31, 2021	529,277	268,250	31,785	24,341	—	853,653

December 31, 2020

ALLOWANCES - LOAN COMMITMENTS AND FINANCIAL GUARANTEES	Not credit impaired			Credit impaired
	Stage 1	Stage 2		Stage 3		Total
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance as of December 31, 2019	1,101,060	687,713	23,073	49,344	312	1,861,502

Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(505,075)	1,879,519	—	—	—	1,374,444
Transfers from Stage 2 to Stage 1	409,864	(1,181,325)	(385)	—	—	(771,846)
Transfers from Stage 1 or 2 to Stage 3	(2,776)	(10,958)	(1,531)	45,340	3,832	33,907
Transfers from Stage 3 to Stage 1 or 2	2,925	2,196	82	(63,552)	(1,168)	(59,517)
Changes without transfers between Stages	228,424	(117,288)	(789)	(4,296)	(103)	105,948
New loan commitments and financial guarantees originated	1,248,839	333,145	18,433	3,102	—	1,603,519
Repayments	(697,056)	(873,208)	(5,346)	(13,402)	(242)	(1,589,254)
Write-offs	—	—	—	(68)	(193)	(261)
Foreign exchange	46,022	15,936	1,940	—	—	63,898
Inflation adjustment	(352,697)	(192,894)	(11,159)	(5,372)	(478)	(562,600)

Closing balance as of December 31, 2020	1,479,530	542,836	24,318	11,096	1,960	2,059,740

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

13. Refinancing and restructuring operations
Policies and principles with respect to refinancing and restructuring operations
Refinancing and restructuring transactions are carried out with customers who have requested such an operation in order to meet their current loan payments if they are expected, or may be expected, to experience financial difficulty in making payments in the future.
The basic aim of a refinancing and restructuring operation is to provide the customer with a situation of financial viability over time by adapting the repayment of the loan entered into with the Group to the customer’s new situation of fund generation. The use of refinancing and restructuring for other purposes, such as to delay loss recognition, is contrary to the Group’s policies.
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
In the case of retail customers (private individuals), the main aim of the Group’s policy on refinancing and restructuring loans is to avoid default arising from a customer’s temporary liquidity problems by implementing structural solutions that do not increase the balance of the customer’s loan. The solution required is adapted to each case and the loan repayment is easened, in accordance with the following principles:

•
Analysis of the viability of the operations based on the customer’s willingness and ability to pay, which may be reduced, but should nevertheless be present. The customer must therefore repay at least the interest on the operation in all cases. No arrangements may be concluded that involve a grace period for both principal and interest.

•	Refinancing and restructuring of operations is only allowed on those loans in which the Group originally entered into.

•	Customers subject to refinancing and restructuring operations are excluded from marketing campaigns of any kind.
Under restructuring or refinancing, the cure period is defined as 1 year from the latter of:

•	The moment of extending the restructuring measures.

•	The moment when the exposure has been classified as defaulted.

•	The end of the grace period included in the restructuring arrangements.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

Additionally, this period should not be shorter than the period during which material payment has been made by the customer.
During the cure period, facilities have a PD of 100% assigned and are classified as Stage 3.
Once the cure period for Stage 3 is finished, the contract refinancing and restructuring is transferred to Stage 2 for two additional years.
14. Financial assets at fair value through other comprehensive income
The Group designated certain investments shown in the following table as equity securities at FVOCI. The FVOCI designation was made because the investments are expected to be held in the long term for strategic purposes.
None of these strategic investments was disposed of during the year ended December 31, 2021, and there were no transfers of any cumulative gain or loss within equity relating to these investments.
14.1. Debt securities

	December 31, 2021	December 31, 2020
BCRA Liquidity Bills	107,693,328	135,681,602
Government securities	53,372,170	45,966,011
Financial assets pledged as collateral	4,614,463	10,475,296
Private securities - Corporate bonds	1,359,517	393,822

TOTAL	167,039,478	192,516,731

14.2. Equity instruments

	December 31, 2021	December 31, 2020
Banco Latinoaméricano de Exportaciones S.A.	34,553	41,081
Others	1,530	1,937

TOTAL	36,083	43,018

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

15. Income Tax
15.1. Deferred income tax assets and liabilities

Account		Changes recognized in		As of December 31, 2021
	As of December 31, 2020	Consolidated statement of profit or loss (1)	Other comprehensive income	Deferred tax asset	Deferred tax liabilities
Allowance for loan losses	6,915,790	(496,798)	—	6,418,992	—
Provisions	3,789,777	330,943	—	4,120,720	—
Loan Commissions	415,331	92,518	—	507,849	—
Expenses capitalized for tax purpose	(1,274,635)	(912,340)	—	—	(2,186,975)
Property and equipment	(10,107,925)	(3,996,067)	—	—	(14,103,992)
Investments in debt securities and equity instruments	(4,020,756)	916,070	(2,625,558)	—	(5,730,244)
Derivatives	16,907	(3,839)	—	13,068	—
Inflation adjustment (see Note 15.5)	13,140,814	(9,447,713)	—	3,693,101	—
Tax loss	—	152,534	—	152,534	—
Others	925	(112)	—	813	—

Balance	8,876,228	(13,364,804)	(2,625,558)	14,907,077	(22,021,211)

Offsetting				(13,427,744)	13,427,744

Net				1,479,333	(8,593,467)

(1)
It includes a decrease of deferred tax asset of
7,596,948
due to the tax inflation adjustment mechanism described in note 15.5 – “Income tax – inflation adjustment for fiscal year 2020” and
325,896
of over deferred tax from prior year.

Account		Changes recognized in			As of December 31, 2020
	As of December 31, 2019	Consolidated statement of profit or loss	Other comprehensive income	Consolidation with subsidiaries	Deferred tax asset	Deferred tax liabilities
Allowance for loan losses	9,173,949	(2,261,342)	—	3,183	6,915,790	—
Provisions	4,170,029	(380,252)	—	—	3,789,777	—
Loan Commissions	263,066	152,265	—	—	415,331	—
Expenses capitalized for tax purpose	(422,470)	(852,165)	—	—	—	(1,274,635)
Property and equipment	(11,813,167)	1,705,242	—	—	—	(10,107,925)
Investments in debt securities and equity instruments	(4,207,214)	3,273,154	(3,122,236)	35,540	—	(4,020,756)
Derivatives	23,017	(6,110)	—	—	16,907	—
Inflation adjustment (see Note 15.5)	9,026,924	4,113,890	—	—	13,140,814	—
Others	(738)	(2,821)	—	4,484	925	—

Balance	6,213,396	5,741,861	(3,122,236)	43,207	24,279,544	(15,403,316)

Offsetting					(15,343,937)	15,343,937

Net					8,935,607	(59,379)

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

In order to fully realize the deferred income tax asset, the Bank will need to generate taxable income. Based upon the level of historical taxable income and projections over the years in which the deferred income tax is deductible, the management of the Bank believes that as of December 31, 2021 it is probable that the Bank will realize all of the deferred income tax assets. Taxable profit projections for 2022 take into account that the methodology of the tax inflation adjustment differs significantly from the accounting for hyperinflation under IAS 29.
15.2. Unrecognised deferred tax liabilities
At December 31, 2021 and 2020 there were deferred tax liabilities of 599,445 and 499,363, respectively, related to investments in subsidiaries and in joint ventures. However this liability was not recognized because the Group controls the dividend policy of its subsidiaries and is able to veto the payment of dividends of its joint ventures. No dividend distribution from subsidiaries and joint ventures is expected in the foreseeable future.
15.3. Income tax expense

	December 31, 2021	December 31, 2020	December 31, 2019
Current Tax	181,238	18,363,448	22,161,119
Deferred Tax	5,441,960	(5,741,861)	(9,308,766)
Inflation adjustment for prior period (see Note 15.5)	—	—	(8,594,199)
Over/under income tax from prior year (see Note 15.5) (1)	(1,001,615)	(494,797)	—

Income tax expense	4,621,583	12,126,790	4,258,154

The reconciliation of the effective tax rate is set forth below:

	December 31, 2021	December 31, 2020	December 31, 2019
Profit before income tax	13,977,273	27,324,790	37,186,765
Income tax rate	35%	30%	30%

Income tax using the Bank’s income tax rate	4,892,046	8,197,437	11,156,030
Tax -exempt income	(284,301)	(495,677)	(989,166)
Non-deductible expenses	145,946	182,111	131,823
Change in tax rate (see Note 15.4)	1,476,570	(671,278)	(1,934,389)
Other	64,298	294,314	(32,143)
Net monetary inflation adjustment	19,796,244	12,691,263	15,834,002

Subtotal	26,090,803	20,198,170	24,166,157
Inflation adjustment for tax purposes (see Note 15.5)	(20,467,605)	(7,576,583)	(19,908,003)
Over/under income tax from prior year (see Note 15.5) (1)	(1,001,615)	(494,797)	—

Income tax expense	4,621,583	12,126,790	4,258,154
Effective tax rate	33%	44%	11%

(1)	It includes an income tax charge of 974,000 corresponding to the tax inflation mechanism applied for fiscal year 2020 – see note 15.5 “Income tax – inflation adjustment for fiscal year 2020”.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

15.4. Change in tax rate
The tax reform implemented by Law 27,430 established a gradual decrease in the income tax rate from 35% to 30% for fiscal years beginning January 1, 2018, while for fiscal years beginning January 1, 2020, the rate was reduced to 25%.
In December 2019, the Social Solidarity Law 27,541 suspended the decrease of income tax rate to 25% until the fiscal years beginning on January 1, 2022, consequently the income tax rate remained 30%.
In June, 2021 Law No. 27,630 increased the corporate income tax rates for tax years beginning January 1, 2021 and onwards, according to the following scale:

Annual taxable income	Tax due on lower limit	Marginal rate on the excess of the lower limit
0 to 5,000	0	25%
Over 5,000 to 59,000	1,250	30%
Over 50,000	14,750	35%
The amounts provided in the above chart will be adjusted annually from January 1, 2022 onwards, considering the annual variation of the Consumer Price Index (CPI) measured every year in October.
15.5. Tax inflation adjustment
Law No. 27,430, modified by the Public Emergency Law, established the obligation to apply the adjustment for inflation following the procedure of the Income Tax Law, starting from the fiscal year in which the criteria of the law are met, which was verified in the year ended December 31, 2019.
On December 23, 2019, the Congress passed the Law 27,541 “Solidarity and Productive Reactivation Law as a part of Public Emergency” by which, the benefit (or charge) of the tax inflation adjustment for 2019 and 2020 is deductible in 1/6 in that fiscal period and the remaining 5/6, in equal parts in the 5 following immediate fiscal periods. Since the fiscal year beginning on January 1, 2021, the effect of the tax inflation adjustment is deducted from the taxable income for the same fiscal year.
Income Tax – inflation adjustment for fiscal years 2016, 2017 and 2018
At December 31, 2016 the Bank recognized and measured its income tax provision without applying a tax inflation adjustment in the calculation of its taxable income in 2017, since it was suspended by Law 24,073.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

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
Subsequently, during 2019 the Bank and its legal counsel became aware of jurisprudence which led them to reassess the likelihood of the benefit of the tax inflation adjustment being accepted for 2018 to being probable. As a result, the Bank recognized a reduction of
3,239,760
in nominal values (corresponding to
8,594,199
in terms of currency as of December 31, 2021) in its “Income tax expense” for the year ended December 31, 2019.
On June 8, 2020, the Bank obtained a favorable Court result in relation to the declaratory action filed on May 12, 2017. The Court concluded that the prohibition on applying the inflation adjustment mechanism for the income tax return in fiscal year 2016 was inapplicable.
On December 9, 2020 the Appeal Court dismissed the appeals filed by the tax authorities against the Court judgement, thereby confirming the decision taken by the Court. Although the tax authorities filed an extraordinary appeal, it was withdrawn on February 1, 2021, being the Court judgement the final decision.
On June 14, 2021, the Bank obtained a new favorable judgement from the Contentious Administrative Court No. 12 with regards to the request for declaratory judgment filed on May 11, 2018 for the 2017 tax return, declaring that the prohibition to apply the inflation adjustment mechanism in the income tax return for the fiscal year 2017 was not applicable. On June 18, 2021 the tax authorities appealed the judgement, but on September 3, 2021 such appeal was also withdrawn. On September 30, 2021, the Appeal Court ordered that the file passed to the agreement.
As a consequence, this judgements have no impact on these financial statements since the Bank had not established any provision as it was considered probable that it would be able to obtain a favorable result in the final judicial instance.
Income tax – inflation adjustment for fiscal year 2020
In 2020 the Bank recorded the income tax provision considering tax inflation adjustment in accordance to the Law
 27,541
. Therefore, the tax inflation adjustment for
2020

considered one sixth of the adjustment as a deduction in the provision for income tax
2020
and five-sixths as a deferred tax asset, amounting to

13,140,814

as of December 31, 2020.
On May 26, 2021, the Bank’s Board of Directors decided to file a declaratory action in court requesting the unconstitutionality of the regulations that restricted the full application of the tax adjustment for inflation in 2020, given the confiscatory effect that this entailed in the specific case. The Bank, based on the opinion issued by its legal and fiscal advisors, and taking into account the new judgments obtained, and other new jurisprudence related to Law 27,541 “Solidarity and Productive Reactivation Law as a part of Public Emergency”, filed its income tax return for the year ended December 31, 2020 applying the comprehensive tax inflation adjustment, considering the likelihood of the benefit of this position being accepted for 2020 to be probable.
Subsequently, on May, 2021, the Bank filed a new request for declaratory judgment with the Contentious Administrative Federal Court No. 5, Secretariat No. 9, seeking that such court declare unconstitutional certain provisions of Argentine law that prevented the Bank from a comprehensive application of an inflation adjustment mechanism.
Therefore, as of December 31, 2021, the Entity has recorded an adjustment in nominal values in its income tax determined in relation to the year ended December 31, 2020 of
5,817,000
with an effect on deferred tax assets of
5,033,000
decrease and an income tax charge of
784,000
(corresponding to
8,570,948
with an effect on deferred tax asset of
7,596,948
decrease and an income tax charge of
974,000
in values restated as of December 31, 2021)
.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

Income tax – motions for refund of amounts paid for fiscal years 2013, 2014 and 2015
In connection with the years 2013, 2014 and 2015, the Bank determined its taxable income without applying the tax inflation adjustment. If it had been applied, the Bank would have paid
264,257
,
647,945
and
555,002
less, in nominal values in those periods, respectively.
On the basis of the Bank’s position presented in the preceding paragraphs, on November 19, 2015, an administrative claim for the recovery of these amounts was filed with the administrative authorities in connection with the 2013 and 2014 fiscal years. On September 23, 2016 a complaint was filed with the courts for both periods in view of the administrative authorities’ failure to answer.
In addition, on April 4, 2017, a petition was filed for the recovery of the tax paid in excess for year 2015. Likewise, on December 29, 2017, the related complaint was filed with the court for that year.
On October 21, 2020, the Bank was informed that the Court rendered a judgment confirming the Bank’s request for fiscal year 2014. The tax authorities appealed that judgment to the Appeal Court.
On November 10, 2020, the Court also confirmed the Bank’s request for fiscal year 2013. The Tax authorities appealed that judgment to the Appeal Court.
As of the date of these financial statements, the Court has not yet released a judgement in relation to the fiscal year 2015.
The Bank has not recognized any asset in relation to these claims.
Income tax – motion for refund of amounts paid for fiscal year 2019
As mentioned in the previous paragraphs, in relation to the fiscal year 2019, the Bank determined its income tax return by applying the tax inflation adjustment in accordance with the law which maintained the application of the inflation adjustment mechanism but considered a sixth in that fiscal period and the remaining five sixths in equal parts in the subsequent 5 fiscal periods. Such deferral has been recognized as a deferred tax asset. Therefore, for the total tax inflation adjustment for 2019 fiscal year, amounting to
19,908,003
,
10,981,079
was considered as a deduction in 2019 income tax provision and
9,026,924
has been recognized as a deferred tax asset.
Considering that there are reasonable grounds to sustain the unconstitutionality and / or inapplicability to the specific case of the reform introduced by Law 27,541, on August 21, 2020, an administrative claim was filed in order to obtain the refund of the sum of
4,528,453
, in nominal value for that period. The effect of
non-inclusion
in full of the tax inflation adjustment shows a confiscatory taxation and such confiscation is not reversed by the right to deduct on future tax years the deferred tax asset.
On June 17, 2021 a complaint was filed with the National Federal Administrative Court Nro. 10, Secretary Nro. 24 as a result of the administrative authorities’ failure to answer
However, over time the Bank will deduct 1/6 in the following periods until it is consumed, although the claim for interest will continue.
As of the date of these financial statements the tax authorities have not yet released a response to the motion filed.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

16. Investment in joint ventures and associates

	December 31, 2021	December 31, 2020
Rombo Cía. Financiera S.A.	776,230	1,142,853
BBVA Consolidar Seguros S.A.	680,317	672,261
Interbanking S.A.	319,835	249,690
Play Digital S.A. (1)	114,050	112,296
Openpay Argentina S.A.	146,685	—

TOTAL	2,037,117	2,177,100

(1)
On January 20, 2022, an irrevocable capital contribution on account of future subscription of shares was made to Play Digital S.A., amounting to 141,362. Such contribution was made in order to have working capital for the performance of activities. The Bank’s ownership interest as of the date of the contribution is 10.832% of the company.

The following table summarises the information related to the Bank’s material joint venture:

	Rombo Compañía Financiera S.A.
	December 31, 2021	December 31, 2020
Total Assets	14,085,807	14,119,790
Total Liabilities	12,145,233	11,262,657
Losses	916,558	521,615
Equity	1,940,574	2,857,133
Ownership interest	40%	40%
17. Tangible assets
17.1. Property and equipment

	December 31, 2021	December 31, 2020
Real estate	37,172,406	35,237,229
Furniture and facilities	7,003,216	7,430,772
Right of use	3,438,743	4,007,727
Machinery and equipment	2,090,216	3,231,401
Constructions in progress	1,121,834	976,450
Automobiles	94,934	86,613

TOTAL	50,921,349	50,970,192

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

Changes in the item for years 2021 and 2020 are included below:

					Depreciation
	Cost as of December 31, 2020	Additions	Disposals (*)	Impairment loss	Accumulated as of December 31, 2020	Disposals (*)	For the period	Accumulated as of December 31, 2021	Carrying amount as of December 31, 2021
Real estate	38,595,811	2,882,490	(17,003)	(37,694)	3,358,582	(17,003)	909,619	4,251,198	37,172,406
Furniture and facilities	12,154,656	860,906	(343,501)	—	4,723,884	(343,499)	1,288,460	5,668,845	7,003,216
Rights of use – Real estate	6,166,313	837,314	(372,992)	—	2,158,586	(10,490)	1,043,796	3,191,892	3,438,743
Machinery and equipment	6,724,100	844,139	(2,353,457)	—	3,492,699	(2,353,457)	1,985,324	3,124,566	2,090,216
Constructi o n in progress	976,450	761,172	(615,788)	—	—	—	—	—	1,121,834
Automobiles	240,336	44,900	(13,003)	—	153,723	(14,804)	38,380	177,299	94,934

Total	64,857,666	6,230,921	(3,715,744)	(37,694)	13,887,474	(2,739,253)	5,265,579	16,413,800	50,921,349

					Depreciation
	Cost as of December 31, 2019	Transfer from investment properties	Additions	Disposals (*)	Accumulated as of December 31, 2019	Transfer from investment properties	Disposals (*)	For the period	Accumulated as of December 31, 2020	Carrying amount as of December 31, 2020
Real estate	41,367,430	5,126	174,553	(2,951,298)	5,184,968	537	(2,744,088)	917,165	3,358,582	35,237,229
Furniture and facilities	13,642,282	—	544,629	(2,032,255)	5,708,994	—	(2,229,979)	1,244,869	4,723,884	7,430,772
Rights of use – Real estate	5,957,169	—	647,823	(438,679)	1,149,774	—	(40,398)	1,049,210	2,158,586	4,007,727
Machinery and equipment	9,576,681	—	1,694,981	(4,547,562)	5,663,548	—	(4,546,298)	2,375,449	3,492,699	3,231,401
Construction in progress	660,704	—	446,552	(130,806)	—	—	—	—	—	976,450
Automobiles	358,638	—	30,608	(148,910)	279,096	—	(155,690)	30,317	153,723	86,613

Total	71,562,904	5,126	3,539,146	(10,249,510)	17,986,380	537	(9,716,453)	5,617,010	13,887,474	50,970,192

(*)	Includes write-off of fully depreciated items and finalized constructions.
Based on the reports prepared by the independent appraiser relied upon
by the Bank to assess the impairment of its property, it was determined that the carrying amount of the two properties exceeds their recoverable value, for which reason such amount should be written down to the recoverable value. The impairment loss is disclosed in Note 38 – Depreciation and amortization, Loss from sale or impairment of property and equipment.
The impairment loss for assets recorded under the item “Property and equipment” is reported below:

	Impairment Loss
	December 31, 2021	December 31, 2020
Real Estate - Lavallol	(7,444)	—
Real Estate - Monte Grande	(30,250)	—

Total	(37,694)	—

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

17.2. Investment properties
Below are the changes in investment properties:

					Depreciation
	Cost as of December 31, 2020	Transfer to Property and equipment	Additions	Disposals	Accumulated as of December 31, 2020	Transfer to Property and equipment	Disposals	For the period	Accumulated as of December 31, 2021	Carrying amount as of December 31, 2021
Real estate	3,049,597	—	—	—	196,396	—	—	53,244	249,640	2,799,957

Total	3,049,597	—	—	—	196,396	—	—	53,244	249,640	2,799,957

					Depreciation
	Cost as of December 31, 2019	Transfer to Property and equipment	Additions	Disposals	Accumulated as of December 31, 2019	Transfer to Property and equipment	Disposals	For the period	Accumulated as of December 31, 2020	Carrying amount as of December 31, 2020
Real estate	3,054,922	(5,126)	—	(199)	144,031	(537)	(199)	53,101	196,396	2,853,201

Total	3,054,922	(5,126)	—	(199)	144,031	(537)	(199)	53,101	196,396	2,853,201

18. Intangible
assets
Below are the changes in the items:

				Amortization
	Cost as of December 31, 2020	Additions	Disposals (*)	Accumulated as of December 31, 2020	Disposals (*)	For the period	Accumulated as of December 31, 2021	Carrying amount as of December 31, 2021
Software licenses	3,750,568	1,812,002	(864,925)	1,405,092	(599,288)	216,247	1,022,051	3,675,594

Total	3,750,568	1,812,002	(864,925)	1,405,092	(599,288)	216,247	1,022,051	3,675,594

				Amortization
	Cost as of December 31, 2019	Additions	Disposals (*)	Accumulated as of December 31, 2019	Disposals (*)	For the period	Accumulated as of December 31, 2020	Carrying amount as of December 31, 2020
Software licenses	4,121,493	1,211,391	(1,582,316)	2,518,519	(1,579,148)	465,721	1,405,092	2,345,476

Total	4,121,493	1,211,391	(1,582,316)	2,518,519	(1,579,148)	465,721	1,405,092	2,345,476

(*)	Includes write-off of fully amortized items.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

19. Other assets

	December 31, 2021	December 31, 2020
Prepayments	3,281,382	6,679,168
Tax advances	1,894,212	2,364,960
Advances to personnel	730,848	570,638
Advances to suppliers of goods	506,322	241,658
Other miscellaneous assets	284,984	417,552
Foreclosed assets	14,410	24,027
Others	146,478	87,992

TOTAL	6,858,636	10,385,995

20.
Non-current
assets held for sale
Includes certain real property assets located in Argentina which the Board of Directors are committed to sale in the short-term.

	December 31, 2021	December 31, 2020
Property and equipment held for sale	302,108	341,034

TOTAL	302,108	341,034

Based on the reports prepared by the independent
appraiser
relied upon by the Bank to assess the
impairment
of its property, it was determined that the carrying amount of one piece of property exceeds its recoverable value, for which reason such amount should be written down to the recoverable value. The impairment loss is disclosed in Note 35 – Other operating expenses, Loss from sale or impairment of investment properties and other non-financial
assets.
The impairment loss for
non-current
assets held for sale is reported below:

	December 31, 2021	December 31, 2020
Real estate held for sale - Fisherton	(38,924)	—

TOTAL	(38,924)	—

21. Financial liabilities at fair value through profit or loss
Derivatives

	December 31, 2021 (*)	December 31, 2020 (*)
Foreign Currency Forwards	314,215	284,818

TOTAL	314,215	284,818

(*)	The notional amounts are disclosed in note 9.2

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

22. Financial liabilities at amortized cost
22.1. Banks loans

	December 31, 2021	December 31, 2020
Local financial institutions	11,712,474	11,934,392
Central Bank	45,531	43,000
Foreign financial institutions	—	2,552,289

	11,758,005	14,529,681

22.2. Deposits from customers

	December 31, 2021	December 31, 2020
Savings Accounts	285,192,056	310,829,844
Term deposits	172,869,941	181,232,601
Checking accounts	170,416,389	169,935,699
Investment accounts	59,870,670	42,119,852
Others	6,495,354	7,923,637

TOTAL	694,844,410	712,041,633

22.3. Other financial liabilities

	December 31, 2021	December 31, 2020
Obligations for financing of purchases (*)	45,699,707	37,836,851
Collections and other transactions on behalf of third parties	5,220,093	6,113,620
Lease liabilities (See Notes 5.19 and 44)	2,921,793	4,453,877
Creditors for spot transactions pending settlement	1,434,694	1,488,973
Accrued commissions payable	35,199	62,704
Others	6,280,940	9,253,414

TOTAL	61,592,426	59,209,439

(*)	Includes payables to merchants acquirers as a result of purchases made by the holders of the Bank’s credit cards.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

23. Debt securities issued

					Carrying amount as of
Detail	Issuance date	Nominal Value	Maturity date	Annual Nominal Rate (*)	December 31, 2021	December 31, 2020
Class 5 - 8 - 9 - Volkswagen Financial Services	27/02/2019	1,086,556	03/30/2023	UVA + 9.24% (class 5 ) / UVA (class 8 ) / fixed rate (class 9 )	299,999	1,699,084
				Total Principal	299,999	1,699,084
				Interest accrued	202,976	65,094

				Total principal and interest accrued	502,975	1,764,178

(*) Definitions:
UVA: It is a unit of measure that is updated daily according to CER, based on the consumer price index.
24. Provisions
The Group, as a result of the ordinary course of its business, may be a party to legal lawsuits of a labor, commercial and tax nature. A provision is recognized whenever the loss is classified as probable.

•	Financial guarantees and loan commitments: reflects the ECL arising from financial guarantees issued, unused balances of checking account overdrafts, credit cards and other loan commitments.

•
Provisions for reorganization: Consistent with the goal of further aligning the organizational structure with the corporate strategy during the current year, achieving efficiency gains and streamlining the decision-making process across all work teams.

•	Other provisions: reflects the estimated amounts to pay class actions, labour, tax and commercial claims as well as other miscellaneous complaints.

	December 31, 2021	December 31, 2020
Other provisions	3,416,033	3,975,569
Provisions commercial claims	2,431,055	2,955,334
Provisions labor-related	283,726	378,720
Provisions tax claims	322,305	276,149
Others	378,947	365,366
Provisions for reorganization	1,343,433	3,062,850
Financial guarantees and loan commitments	853,653	2,059,740

TOTAL	5,613,119	9,098,159

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

Changes in fiscal year 2021 and 2020 are included below:

Accounts	Balances as of December 31, 2020	Increases	Provision reversals	Provisions used	Inflation adjustment	Balances as of December 31, 2021
- Other provisions	3,975,569	1,593,078	(2,260)	(625,024)	(1,525,330)	3,416,033
Provisions commercial claims	2,955,334	1,026,330	—	(461,024)	(1,089,585)	2,431,055
Provisions labor-related	378,720	183,086	—	(142,651)	(135,429)	283,726
Provisions tax claims	276,149	182,027	—	(10,314)	(125,557)	322,305
Others	365,366	201,635	(2,260)	(11,035)	(174,759)	378,947
- Provisions for reorganization	3,062,850	2,264,607	(295,948)	(2,899,922)	(788,154)	1,343,433
- Financial guarantees and loan commitments	2,059,740	709,704	(1,203,673)	—	(712,118)	853,653

TOTAL PROVISIONS	9,098,159	4,567,389	(1,501,881)	(3,524,946)	(3,025,602)	5,613,119

Accounts	Balances as of December 31, 2019	Increases	Provision reversals	Provisions used	Inflation adjustment	Balances as of December 31, 2020
- Other provisions	4,996,986	1,697,215	(43,150)	(1,120,967)	(1,554,515)	3,975,569
Provisions commercial claims	3,932,581	1,132,208	—	(951,892)	(1,157,563)	2,955,334
Provisions labor-related	419,619	211,217	—	(110,067)	(142,049)	378,720
Provisions tax claims	216,989	180,784	—	(40,412)	(81,212)	276,149
Others	427,797	173,006	(43,150)	(18,596)	(173,691)	365,366
- Provisions for reorganization	4,060,759	4,315,002	(975,967)	(3,514,062)	(822,882)	3,062,850
- Financial guarantees and loan commitments	1,861,502	811,604	—	—	(613,366)	2,059,740

TOTAL PROVISIONS	10,919,247	6,823,821	(1,019,117)	(4,635,029)	(2,990,763)	9,098,159

The expected terms to settle these obligations are as follows:

December 31, 2021
Provisions	Within 12 months	After 12 months
Other provisions	2,083,813	1,332,220
Provisions commercial claims	1,452,287	978,768
Provisions labor-related	98,826	184,900
Provisions tax claims	322,305	—
Others	210,395	168,552
Provisions for reorganization	1,343,433	—
Financial guarantees and loan commitments	853,653	—

December 31, 2020
Provisions	Within 12 months	After 12 months
Other provisions	1,704,236	2,271,333
Provisions commercial claims	1,247,698	1,707,636
Provisions labor-related	118,847	259,873
Provisions tax claims	104,797	171,352
Others	232,894	132,472
Provisions for reorganization	3,062,850	—
Financial guarantees and loan commitments	2,059,740	—

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

Possible contingencies
Contingent liabilities have not been recognized in these financial statements and corresponds to 168 claims received (in court or administrative proceedings), that have arisen in the Bank’s ordinary course of business. The estimated amount of said claims amounts to 31,355 of which an outflow of funds is estimated for approximately 19,656 in the next 12 months. These claims are primarily related to leasing claims, petitions to secure evidence, and labor claims. The Group’s management and legal advisors consider that the probability of these cases resulting in an outflow of resources is possible, but not probable, and that the potential cash disbursements should not be material.
25. Other liabilities

	December 31, 2021	December 31, 2020
Cash dividends payable (see note 26)	28,000,000	21,886,532
Miscellaneous creditors	13,595,845	13,319,566
Other collections and withholdings	8,567,627	7,794,522
Short term personnel benefits	8,899,189	7,614,723
Advance collections	8,159,014	7,483,783
Other taxes payable	2,503,179	2,036,103
Contract liabilities	368,351	604,402
Long term personnel benefits	555,063	594,259
Social security payable	80,647	149,944
Others	172,335	135,668

TOTAL	70,901,250	61,619,502

26. Capital and Reserves

•	Share capital

Quantity of shares at December 31, 2021				Share capital December 31, 2021
Class	Quantity	Nominal value per share	Votes per share	Shares outstanding	Paid-in

Ordinary	612,710,079	1	1	612,710	612,710
On April 24, 2019 the shareholders meeting of BBVA Argentina and the shareholders meetings of its subsidiary BBVA Francés Valores S.A. approved the merger of the two companies, effective as from October 1, 2019. Prior to the merger, BBVA Argentina had a 95% holding of shares and votes of BBVA Francés Valores S.A.
On October 9, 2019, the Argentine Securities Commision (CNV) handed down Resolution No. 20484/2019 concerning the merger, by which BBVA Argentina was authorized to proceed with the issuance of 50,441 common book-entry shares, with a nominal value of $ 1 and entitled to one (1) vote each, to be given to the minority shareholders of BBVA Francés Valores S.A.
On August 27, 2021, the definitive merger agreement by absorption, the capital increase and the dissolution without liquidation of BBVA Francés Valores S.A. were registered in the Public Registry under N° 13,335 and 13,336 of Book 104 of Corporations.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

On September 28, 2021, 50,441 (fifty thousand four hundred and forty one) ordinary, book-entry shares, nominal value one peso ($ 1) each and each entitled to one (1) vote per BBVA Argentina share were issued and, delivered to the shareholder of BBVA Francés Valores SA.

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
Set up to fulfil the requirement of the CNV where by the entire balance of retained earnings determined in accordance with BCRA GAAP needs to be allocated by the shareholders’ meeting to cash dividends, dividends in shares, set up reserves other than the legal reserve, or a combination there of.

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
On September 20, 2017, the BCRA issued Communication “A” 6327, which established that financial entities were not be able to make profit distributions with the profit that is originated by the first application of IFRS, and had to constitute a special reserve that could only be used for capitalization or to absorb eventual negative balances of the item “Retained earnings”.
In addition, the Bank shall maintain a minimum capital after the proposed distribution of profits.
On May 15, 2020 the shareholders’ meeting approved the distribution of dividends for an amount of 2,500,000 in nominal value (corresponding to 4,624,018 in values restated as of December 31, 2021).
On November 20, 2020 the shareholders’ meeting approved the distribution of dividends for an amount of 12,000,000 in nominal value (corresponding to 18,838,524 in values restated as of December 31, 2021).

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

On April 20, 2021, the ordinary and extraordinary shareholders’ meeting was held. At such meeting, the shareholders resolved to:

•	Allocate 29,431,352 (44,424,154 in restated values) out of the Other Reserves to future distributions of earnings to offset the negative balance of Accumulated loss as of December 31, 2020.

•	Approve the partial release of the Other Reserves for future distributions of earnings to allocate 7,000,000 (8,987,545 in restated values) to the payment of cash dividends.
On November 3, 2021, the extraordinary general shareholders’ meeting was held, at which it was decided to partially set aside the other reserves for future distribution of earnings in the amount of 6,500,000 (6,749,594 in restated values) and to consider a supplementary dividend for the same amount, in order to increase the amount of the cash dividend approved by the ordinary and extraordinary general shareholders’ meeting of April 20, 2021.
Since March 19, 2020, by means of successive extensions, the BCRA has suspended the distribution of profits by financial institutions until December 31, 2021 (Communication “A” 7427). Since January 1, 2022 and until December 31, 2022, financial institutions are allowed to distribute profits for up to 20% of the amount that would have correspond had the current rules been applied. Such distribution shall be made in 12 equal, monthly and consecutive installments, once the BCRA’s authorization has been obtained.
27. Analysis of changes in financing activities during the year
The following chart provides a reconciliation between the opening and closing balances for liabilities arising from financing activities:

	2021	2020
Debt securities issued and lease liabilities
Opening balance	6,218,055	20,211,858
New borrowings	3,438,370	7,080,746
Debt payments	(1,111,957)	(10,907,067)
Payment of lease liabilities	(1,400,882)	(1,561,380)
Interests and adjustments accrued	2,497,843	5,343,426
Interests paid	(83,139)	(5,902,117)
Inflation effect on debt securities issued	(6,133,522)	(8,047,411)

Closing balance	3,424,768	6,218,055

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

28. Net interest income
28.1. Interest income
Interest revenue calculated using the effective interest method.

	2021	2020	2019
Interest from government securities	53,452,622	50,813,144	74,109,634
Premium for reverse repurchase agreements	37,601,941	7,481,314	3,717,583
Interest from credit card loans	25,555,702	28,237,184	43,254,269
Stabilization Coefficient (CER) clause adjustment (1)	18,319,527	3,844,224	163,733
Interest from other loans	16,980,842	17,010,427	11,135,173
Interest from commercial papers	14,704,772	15,370,046	22,718,311
Interest from consumer loans	14,541,326	14,433,958	18,567,571
UVA clause adjustment (1)	13,943,778	13,935,893	22,319,438
Interest from overdrafts	8,467,937	16,323,560	20,890,008
Interest from car loans	5,569,849	4,520,700	2,977,629
Interest from mortgage loans	1,721,489	1,406,508	2,853,701
Interest from loans for the prefinancing and financing of exports	978,592	2,157,608	6,483,647
Interest from financial leases	957,071	817,102	1,209,718
Interest on loans to financial institutions	945,019	1,822,504	5,585,522
Interest from private securities	156,705	34,890	22,029
Other financial income	865,078	691,084	16,448

TOTAL	214,762,250	178,900,146	236,024,414

(1)	Adjustment clauses based on the variation of the consumer price index.
28.2. Interest expenses

	2021	2020	2019
Time deposits	68,377,573	50,167,009	79,748,573
Savings accounts deposits	14,324,564	4,075,668	5,660,029
UVA clause adjustment (1)	4,723,875	1,526,223	3,164,299
Bank loans	2,668,167	2,105,609	1,856,947
Other liabilities	844,125	4,018,706	8,646,451
Interest on the lease liability	463,673	563,784	652,895
Premium for reverse repurchase agreements	2,831	—	5,430
Others	4,271	141,338	72,670

TOTAL	91,409,079	62,598,337	99,807,294

(1)	Adjustment clause based on the variation of the consumer price index.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

29. Fee and commission income

	2021	2020	2019
Linked to credit cards	18,643,207	12,942,810	7,791,463
Linked to deposits	16,844,265	18,132,925	23,585,691
From foreign currency transactions	2,057,819	1,980,630	2,225,040
Insurance agent fee	1,971,832	2,170,045	2,332,293
Linked to securities	579,338	485,407	251,412
From guarantees granted	9,400	5,767	4,116

TOTAL	40,105,861	35,717,584	36,190,015

30. Fee and commission
expense

	2021	2020	2019
For credit and debit cards	11,968,017	12,867,333	12,478,209
For promotions	1,574,924	2,636,477	3,960,212
For foreign trade transactions	509,937	420,304	732,870
Linked to transactions with securities	11,969	6,844	6,035
Other commission expenses	2,373,521	1,311,454	2,206,376

TOTAL	16,438,368	17,242,412	19,383,702

31. Gains on financial assets and liabilities at fair value through profit or loss, net

	2021	2020	2019
Gain from foreign currency forward transactions	3,239,312	4,621,400	3,274,380
Income from debt and equity instruments	1,917,168	11,482,246	19,921,739
Interest rate swaps	48,509	110,669	(1,050,093)
(Loss)/Gains from put options (Note 9.2.)	(1,182,000)	750,180	1,407,627

TOTAL	4,022,989	16,964,495	23,553,653

32. Losses on derecognition of financial assets not measured at fair value through profit or loss, net

	2021	2020	2019
Loss from sale of government securities	(121,761)	(3,484,953)	(119,718)
Loss from sale of private securities	(536)	(1,583)	(2,355)

TOTAL	(122,297)	(3,486,536)	(122,073)

33. Exchange differences,
net

	2021	2020	2019
Income from trading in foreign currency	6,632,491	9,156,690	21,623,553
Conversion of foreign currency assets and liabilities into pesos	(1,092,918)	243,538	(451,851)

TOTAL	5,539,573	9,400,228	21,171,702

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

34. Other operating
income

	2021	2020	2019
Adjustments and interest on miscellaneous receivables	2,525,156	2,841,241	2,611,069
Rental of safe deposit boxes	1,600,325	1,693,849	1,451,645
Services rendered	386,521	407,707	454,311
Income related to foreign trade	249,141	252,192	654,422
Proceeds from electronic transactions	211,050	282,143	301,719
Result for initial recognition of public titles	15,295	—	—
Gain from the sale of non-current assets held for sale	—	—	7,852,032
Other operating income	3,208,439	4,066,877	4,760,940

TOTAL	8,195,927	9,544,009	18,086,138

35. Other operating expenses

	2021	2020	2019
Turnover tax	17,034,376	12,251,698	16,402,182
Provisions for reorganization	2,264,607	4,315,002	4,812,848
Loss on initial recognition of loans bearing below market interest rate	1,968,449	946,679	3,123,850
Contributions to the Deposits Guarantee Fund (Note 47)	1,126,106	1,051,597	1,244,995
Expected credit losses on financial guarantee and loan commitments	709,704	811,604	728,851
Damage claims	313,234	129,497	345,970
Provisions for legal and administrative proceedings	243,449	1,516,947	4,382,059
Loss from sale or impairment of investment properties and other non-financial assets (Note 20)	38,924	—	—
Other operating expenses	3,398,736	2,509,101	2,209,309

TOTAL	27,097,585	23,532,125	33,250,064

36. Personnel benefits

	2021	2020	2019
Salaries	18,707,050	19,549,544	20,172,217
Social security charges	5,548,020	5,336,701	5,888,405
Other short term personnel benefits	5,408,305	4,193,475	6,080,818
Personnel compensations and rewards	746,024	659,297	1,086,638
Personnel services	587,239	654,965	749,446
Termination benefits	129,666	124,957	6,198
Fees to Bank Directors and Supervisory Committee	65,592	90,848	33,580
Other long term benefits	185,582	150,806	244,123

TOTAL	31,377,478	30,760,593	34,261,425

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

37. Other administrative expenses

	2021	2020	2019
Taxes	6,857,288	6,777,685	6,692,245
Maintenance costs	3,566,839	3,360,058	3,071,164
Armored transportation services	4,115,986	3,328,370	5,204,120
Rent	4,089,859	2,831,862	2,014,989
Administrative expenses	3,198,627	2,448,388	2,604,533
Advertising	1,577,491	1,085,018	1,300,134
Electricity and communications	1,423,828	1,546,008	1,459,487
Other fees	1,381,023	1,458,779	1,425,538
Security services	1,066,955	1,159,401	994,656
Insurance	381,068	335,092	294,049
Travel expenses	162,711	179,304	342,184
Stationery and supplies	64,389	103,844	148,540
Other administrative expenses	4,480,680	3,701,985	3,172,046

TOTAL	32,366,744	28,315,794	28,723,685

38. Depreciation and amortization

	2021	2020	2019
Depreciation of property and equipment	4,221,783	4,567,800	6,403,933
Amortization of right of use	1,043,796	1,049,210	1,156,657
Amortization of intangible assets	216,247	465,721	1,036,408
Depreciation of investment properties	53,244	53,101	44,191
Depreciation of other assets	8,995	1,425	5,530
Loss from sale or impairment of property and equipment (Note 17.1.)	37,694	—	—

TOTAL	5,581,759	6,137,257	8,646,719

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
list
of their functions:

•	Risks Management Unit.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

•	Committees.

•	Control and Reporting Units.

•	Cross-Control Areas.
Risks Management Unit:
This is an area that is independent from the Bank’s business units, in charge of implementing the criteria, policies and procedures defined by the organization within the scope of credit (retail and wholesale), operational and market risk management, with a follow-up
and control of proper application and proposing the actions necessary to the keep quality of risks within the defined goals. One of its main functions is to ensure proper information for the decision-making process at all levels, including relevant risk factors, such as:

•	Active management throughout the life of the risk.

•	Clear processes and procedures.

•	Integrated management of all risks through identification and quantification.

•	Generation, implementation and dissemination of advanced decision-making support tools.
Committees
Committees are the governance bodies through which risks are treated.
Internal Risk Control Units
The main responsibilities of the Internal Risks Control Units are: ensuring that there is a proper internal regulatory framework (a process and measures defined for each type of risk), controlling its application and operation, and ensuring an assessment of the existence of a control environment and its proper implementation and operation.
The area has a Models Validation team that ensures the adequate use of BBVA Argentina’s internal risk statistical models and which is responsible for issuing an informed and updated opinion on the proper use of such models.
Reporting Units
The Reporting Units are in charge of control procedures for risk, determining the risk quota for each segment of economic activity and type of financing, preparing fundamental metrics setting forth the principles and general risk profile in the statement of Appetite for Risk. In addition, it is in charge of generating reports for the Risks Management Unit for decision-making process in accordance with internal credit policies and control organizations’ policies, reviewing processes and proposing alternatives.
Cross-Control Areas
The Group also has cross-control areas, such as: Internal Audit, Regulatory Compliance and Internal Control.
Risk Appetite Framework
Risk appetite is a key element which provides the Group with a comprehensive framework to determine the risks and level of risks, expressed in terms of capital, liquidity, profitability, income recurrence, risk costs or other metrics.
Risk appetite is expressed through a statement containing the general principles for the Group’s strategy and quantitative metrics.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

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
Origination
BBVA Argentina has credit risk origination policies in place, to define the criteria to obtain quality assets, establish risk tolerance levels and alignment of the credit activities with the strategy of BBVA Argentina and in accordance with the Group. The policy of accepting risks is therefore organized into three different levels within the Group:

•	Analysis of the financial risk of the transaction, based on the debtor’s capacity for repayment or funds generation.

•	The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees.

•	Assessment of the repayment risk (asset liquidity) of the guarantees received.
Monitoring
The main monitoring procedures carried out by the various Banking areas are:

•
Monitoring of the limit granted: Since customer profiles vary over time, the limits of products contracted are periodically reviewed for the purpose of broadening, reducing or suspending the limit assigned, based on the risk situation.

•
Maintenance of
pre-approved
limits: Customers’ characteristics, vary over time. Therefore, there is periodical maintenance of the pre-approved
limits, taking into consideration changes in a customer’s situation (position of asset and liability and relationship). Likewise, there is a periodic follow-up
of the evolution of the
pre-approved
limit amount for the purpose of controlling and ensuring the risk assigned in accordance with the desired risk levels.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

•
Monitoring of rating tools: Rating tools are a reflection of the internal inputs and show the characteristics and biases of such inputs. Therefore, they need a long period to reduce or eliminate those biases through the inclusion of new information, correction of existing information and periodic reviews optimizing the results of back-tests.

•
Portfolio analysis: The portfolio analysis consists of a monitoring process and study of the complete cycle of portfolio risk for the purpose of analyzing the status of the portfolio, identifying potential paths towards improvements in management and forecasting future behavior.

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
Recovery
BBVA Argentina also has a Recoveries Area within Risk Management to mitigate the severity of credit portfolios as well as to provide the results directly through collections of write-off
portfolios and indirectly through collections of active portfolios, which imply a reduction of allowances.
Scope and nature of information and/or risk measurement systems
BBVA Argentina has several tools to be used in credit risk management for effective risk control and to facilitate the entire process. The periodic reports are:

•	Progress of Risks.

•	Payment Schedules.

•	Ratings.

•	Dashboard.

•	Early Alerts System.

•	Quarterly tools follow-up sheet.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

Exposure to credit risk
The Group’s credit risk exposure of financial assets, loan commitments and financial guarantees under IFRS 9 with stage allocation by asset classification as of December 31, 2021 and 2020 is provided below:

Credit risk exposure	December 31, 2021	Stage 1	Stage 2	Stage 3
Cash and cash equivalents	141,983,557	141,983,557	—	—

- BCRA unrestricted current account	141,983,557	141,983,557	—	—

Financial assets at amortized cost	573,356,152	496,373,462	67,361,957	9,620,733

- Debt securities	22,565,485	—	22,565,485	—

Wholesale	177,548,957	158,455,841	15,609,426	3,483,690

- Business	76,723,201	66,603,982	8,485,981	1,633,238
- Corporate and Investment Banking	57,469,155	49,418,485	6,320,490	1,730,180
- Institutional and international	1,388	995	50	343
- MSMEs	22,812,360	21,889,526	802,905	119,929
- Others	20,542,853	20,542,853	—	—

Retail	235,693,215	200,369,126	29,187,046	6,137,043

- Advances	626,264	412,038	117,735	96,491
- Credit cards	151,043,596	133,242,253	15,457,419	2,343,924
- Personal loans	40,349,507	31,560,189	6,063,168	2,726,150
- Pledge loans	17,784,374	16,985,401	357,412	441,561
- Mortgages	25,562,122	17,856,861	7,191,102	514,159
- Receivables from financial leases	321,015	306,623	210	14,182
- Others	6,337	5,761	—	576

Reverse repurchase agreements	137,548,495	137,548,495	—	—

- BCRA repos	137,548,495	137,548,495	—	—

Financial assets at fair value through other comprehensive income	167,039,478	109,052,845	57,986,633	—

- Debt securities	167,039,478	109,052,845	57,986,633	—

Total financial assets risk	882,379,187	747,409,864	125,348,590	9,620,733

Loan commitments and financial guarantees	89,022,589	82,516,583	6,467,260	38,746

Wholesale	16,935,420	14,559,614	2,366,930	8,876

- Business	7,805,531	6,678,894	1,121,400	5,237
- Corporate and Investment Banking	5,416,826	4,843,666	573,160	—
- Institutional and international	2,138,516	1,691,301	447,215	—
- MSMEs	1,574,547	1,345,753	225,155	3,639

Retail	72,087,169	67,956,969	4,100,330	29,870

- Advances	7,075,146	6,868,771	206,212	163
- Credit cards	64,568,415	60,774,215	3,765,007	29,193
- Mortgages	411,754	282,838	128,402	514
- Others	31,854	31,145	709	—

Total loan commitments and financial guarantees	89,022,589	82,516,583	6,467,260	38,746

Total credit risk exposure	971,401,776	829,926,447	131,815,850	9,659,479

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

Credit risk exposure	December 31, 2020	Stage 1	Stage 2	Stage 3
Cash and cash equivalents	130,088,223	130,088,223	—	—
- BCRA unrestricted current account	130,088,223	130,088,223	—	—
Financial assets at amortized cost	520,140,163	452,691,622	59,242,643	8,205,898

Wholesale	192,272,548	170,466,499	17,407,294	4,398,755

- Business	95,621,686	86,511,449	7,031,341	2,078,896
- Corporate and Investment Banking	77,629,742	65,489,969	9,986,179	2,153,594
- Institutional and international	5,342	4,809	14	519
- MSMEs	14,872,282	14,363,355	343,181	165,746
- Others	4,143,496	4,096,917	46,579	—

Retail	253,622,600	207,980,108	41,835,349	3,807,143

- Advances	600,696	338,289	88,894	173,513
- Credit cards	163,607,070	131,845,039	30,287,816	1,474,215
- Personal loans	41,779,084	32,316,473	7,738,715	1,723,896
- Pledge loans	19,264,525	18,787,259	118,291	358,975
- Mortgages	28,016,348	24,340,030	3,600,399	75,919
- Receivables from financial leases	353,978	352,186	1,215	577
- Others	899	832	19	48

Reverse repurchase agreements	74,245,015	74,245,015	—	—

- BCRA repos	74,245,015	74,245,015	—	—

Financial assets at fair value through other comprehensive income	192,516,731	136,075,424	56,441,307	—

- Debt securities	192,516,731	136,075,424	56,441,307	—

Total financial assets risk	842,745,117	718,855,269	115,683,950	8,205,898

Loan commitments and financial guarantees	94,379,518	86,976,162	7,389,844	13,512

Wholesale	22,797,799	21,422,994	1,363,276	11,529

- Business	7,088,862	6,807,413	272,121	9,328
- Corporate and Investment Banking	8,576,144	8,248,211	327,205	728
- Institutional and international	6,363,672	5,630,780	732,892	—
- MSMEs	769,121	736,590	31,058	1,473

Retail	71,581,719	65,553,168	6,026,568	1,983

- Advances	7,504,050	7,357,531	146,430	89
- Credit cards	63,592,711	57,791,712	5,799,105	1,894
- Mortgages	437,271	390,530	46,741	—
- Others	47,687	13,395	34,292	—

Total loan commitments and financial guarantees	94,379,518	86,976,162	7,389,844	13,512

Total credit risk exposure	937,124,635	805,831,431	123,073,794	8,219,410

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

Information on the credit quality of assets
The Group’s credit quality analysis of financial assets under IFRS 9 with risk allocation as of December 31, 2021 and 2020 is provided below:

Credit quality analysis		December 31, 2021
Cash and cash equivalents
- BCRA unrestricted current account (Low risk)		141,983,557

Total cash and cash equivalents		141,983,557

Wholesale
- Low risk		146,126,778
- Medium risk		41,292,892
- High risk		3,572,141
- Non performing		3,492,566

Total wholesale		194,484,377

Retail
- Low risk		233,760,286
- Medium risk		66,480,022
- High risk		1,373,163
- Non performing		6,166,913

Total retail		307,780,384

Reverse repurchase agreement
- BCRA repos	(CCC+)	137,548,495

Total reverse repurchase agreement		137,548,495

Debt securities
- BCRA Liquidity Bills	(CCC+)	107,693,328
- Government securities	(CC)	80,552,118
- Corporate bonds (B)		911,442
- Corporate bonds	(CCC+)	448,075

Total debt securities		189,604,963

Total credit risk exposure		971,401,776

Credit quality analysis	December 31, 2020
Cash and cash equivalents
- BCRA unrestricted current account (Low risk)	130,088,223

Total cash and cash equivalents	130,088,223

Wholesale
- Low risk	147,560,865
- Medium risk	40,038,038
- High risk	23,061,160
- Non performing	4,410,284

Total wholesale	215,070,347

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

Retail
- Low risk		211,975,032
- Medium risk	.	103,514,198
- High risk		5,905,963
- Non performing		3,809,126

Total retail		325,204,319

Reverse repurchase agreement
- BCRA repos	(CCC+)	74,245,015

Total reverse repurchase agreement		74,245,015

Debt securities
- BCRA Liquidity Bills	(CCC+)	135,681,602
- Government securities	(CC)	56,441,307
- Corporate bonds	(CCC+)	393,822

Total debt securities		192,516,731

Total credit risk exposure		937,124,635

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

•
Pledges: this includes chattel mortgages of motor vehicles or machinery, as well as liens on time deposits and investment funds. To be accepted, they shall be effective upon realization accordingly, be properly documented and approved by the Legal Services area.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

Loan commitments
To meet the specific financial needs of customers, the Group’s credit policy also includes, among others, the granting of financial guarantees, letters of credit and lines of credit through checking account overdrafts and credit cards. Although these transactions are not recognized in the Consolidated Statement of Financial Position, because they imply a potential liability for the Group, they expose the Group to credit risks in addition to those recognized in the Consolidated Statement of Financial Position and are, therefore, an integral part of the Group’s total risk.
Main types of guarantors
The Group defines that the collateral shall be direct, explicit, irrevocable and unconditional in order to be accepted as risk mitigation. Furthermore, regarding admissible guarantors, BBVA Argentina accepts financial institutions (local or foreign), public entities, stock exchange companies, resident and non-resident
companies, including insurance companies.
Credit quality of financial assets that are neither past due nor impaired
The Group has tools (“scoring” and “rating”) that enable it to rank the credit quality of its transactions and customers based on an assessment and its correspondence with the PD scales. To analyze the performance of PD, the Group has a series of tracking tools and historical databases that collect the relevant internally generated information. These tools can be grouped together into scoring and rating models, being the main difference between ratings and scorings is that the latter are used to assess retail products, while ratings use a wholesale banking customer approach.
These different levels and their PD were calculated by using as a reference the rating scales and default rates. These calculations establish the PD levels for the Bank’s Master Rating Scale. Although this scale is common to the entire Group, the calibrations (mapping scores to PD sections/Master Rating Scale levels) are carried out at the country level.
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
The financial risks management model of BBVA Argentina consists of the Market Risks and Structural Risks and Economic Capital Areas, which are coordinated for the control and follow-up
of risks.
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
Among others:

•	Assets and liabilities Committee (ALCO).

•	Risk Management Committee (RMC).

•	Financial Risks Committee (FRC).

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

BBVA Argentina has many tools and systems to manage and
follow-up
market risk, to achieve effective risk control and treatment.
The main market risk metric is Value at Risk (“VaR”), a parameter to estimate the maximum loss expected for the trading portfolio positions with a 99% confidence level and a time horizon of 1 day.
Current management structure and procedures in force include the follow-up
of a limits and alerts scheme in terms of VaR, economic capital, stress and stop loss.
The market risk measurement model is periodically validated through Back-Testing to determine the quality and precision of the VaR estimate.
The Market Risk management model contemplates procedures for communication in the event the risks levels defined are exceeded, establishing specific communication and acting circuits based on the exceeded threshold.
The market risk measurement perimeter is the trading portfolio (trading book) managed by the Global Markets unit. This portfolio mainly consists of:

•	Argentine Government Securities.

•	BCRA Liquidity Bills

•	Corporate Bonds.

•	Foreign exchange spot.

•	Derivatives (Exchange rate Futures and Forwards and Interest rate swaps).
The following tables show the trading portfolio total VaR and VaR per risk factors based on daily VaR information:
VaR (in millions of pesos)

	Year ended December 31, 2021	Year ended December 31, 2020
Average	222.66	226.41
Minimum	37.04	27.42
Maximum	504.43	431.58
Closing	88.76	225.50
VaR per risk factors – (in millions of pesos)

VaR interest rate	Year ended December 31, 2021	Year ended December 31, 2020
Average	211.15	108.68
Minimum	5.75	6.97
Maximum	503.39	406.57
Closing	90.95	237.23

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

VaR foreign exchange rate	Year ended December 31, 2021	Year ended December 31, 2020
Average	43.11	187.62
Minimum	0.99	2.93
Maximum	157.89	377.09
Closing	1.29	137.98
Currency risk
The position in foreign currency is shown below:

	Total as of December 31, 2021	As of December 31, 2021 (per currency)				Total as of December 31, 2020
		US Dollar	Euro	Real	Other
ASSETS
Cash and cash equivalents	149,812,068	144,643,571	4,991,239	37,497	139,761	173,513,526
Financial assets at fair value through profit or loss - Debt securities	—	—	—	—	—	949
Other financial assets	8,512,844	8,505,447	7,397	—	—	10,460,892
Loans and advances	19,033,920	19,001,344	32,576	—	—	42,155,402
Financial assets at fair value through other comprehensive income - Debt securities	2,148,773	2,148,773	—	—	—	—
Equity instruments	35,844	35,844	—	—	—	42,676

TOTAL ASSETS	179,543,449	174,334,979	5,031,212	37,497	139,761	226,173,445

LIABILITIES
Deposits	166,231,580	163,082,499	3,149,081	—	—	207,456,770
Other financial liabilities	10,274,557	9,825,251	432,107	—	17,199	15,677,370
Bank loans	508,751	508,751	—	—	—	3,412,396
Other liabilities	4,323,448	3,301,024	1,022,424	—	—	1,724,778

TOTAL LIABILITIES	181,338,336	176,717,525	4,603,612	—	17,199	228,271,314

Net assets	(1,794,887)	(2,382,546)	427,600	37,497	122,562	(2,097,869)

The notional amounts of the foreign currency term and forward transactions are presented below:

	December 31, 2021	December 31, 2020
Foreign Currency Forwards
Foreign currency forward purchases - US$	1,189,085	1,011,403
Foreign currency forward sales - US$	1,129,832	978,794
Foreign currency forward, net - US$	59,253	32,609
Foreign currency forward purchases - Euros	—	—

Foreign currency forward sales - Euros	11,432	6,834
Foreign currency forward, net - Euros	(11,432)	(6,834)

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

Interest rate risk
Structural interest risk (SIR) gathers the potential impact of market interest rate variations on the margin of interest and the equity value of BBVA Argentina.
The process to manage this risk has a limits structure to keep the exposure to this risk within levels that are consistent with the appetite for risk and the business strategy defined and approved by the Board of Directors.
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
The following table shows the sensitivity of the economic value (SEV), to +100 basis points variation presented as a proportion of Core Capital:
SEV +100 bps

	December 31, 2021	December 31, 2020
Closing	0.95%	0.38%
Minimum	0.54%	0.17%
Maximum	1.34%	0.47%
Average	0.81%	0.34%
The following table shows the sensitivity of the financial margin (SFM), to
-100
basis points variation presented as a percentage of
12-month
forecast net interest income:
SFM
-100
bps

	December 31, 2021	December 31, 2020
Closing	0.97%	1.00%
Minimum	0.72%	0.56%
Maximum	1.22%	1.00%
Average	0.95%	0.82%
Liquidity and financing risk
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
Within the core metrics used for measurement,
follow-up
and control of this risk, management considers the following to be most relevant:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

LtSCD: (Loan to Stable Customers Deposits), measures the relationship between the net credit investment and the customers’ stable resources, and is set forth as the key metric of appetite for risk. The goal is to preserve a stable financing structure in the medium and long term.
Below are the Bank’s LtSCD ratios as of the dates indicated:

	December, 2021	December, 2020
LtSCD Closing	58,1%	62,5%
Max	61,8%	70,0%
Min	52,7%	62,5%
Avg	57,7%	66,6%
LCR: (Liquidity Coverage Ratio), BBVA Argentina calculates the liquidity coverage coefficient daily by measuring the relation between high quality liquid assets and total net cash outflows during a
30-day
period.
Below are the Bank’s LCR ratios as the dates indicated:

	December, 2021	December, 2020
LCR Closing	320%	321%
Max	346%	354%
Min	304%	292%
Avg	320%	313%
The following charts shows the concentration of deposits as of December 31, 2021 and 2020:

	December 31, 2021		December 31, 2020
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	75,905,836	10.72%	71,017,639	9.84%
50 following largest customers	78,956,490	11.15%	60,685,373	8.41%
100 following largest customers	34,340,846	4.85%	38,411,205	5.32%
Rest of customers	519,133,013	73.28%	551,723,628	76.43%

TOTAL	708,336,185	100.00%	721,837,845	100.00%

The following chart show the breakdown by contractual maturity of loans and advances, other financing and financial liabilities considering the total amounts to their due date, as of December 31, 2021 and 2020:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

	Assets (*)		Liabilities (*)
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Up to 1 month (**)	187,818,052	213,909,599	700,453,378	714,204,052
From more than 1 month to 3 month	57,212,107	56,163,098	35,849,052	39,471,310
From more than 3 month to 6 month	46,817,496	46,392,316	56,544,111	47,550,744
From more than 6 month to 12 month	46,923,113	50,017,719	2,981,056	4,254,662
From more than 12 month to 24 month	38,875,143	51,010,027	3,342,302	3,233,699
More than 24 months	64,677,955	65,882,381	3,671,794	6,407,841

TOTAL	442,323,866	483,375,140	802,841,693	815,122,308

(*)	These figures includes expected interest amounts. For floating rate instruments such interest amounts were calculated using interest rate prevailing at the end of each period.
(**)	The Bank has liquid assets such as cash and cash equivalents (Note 8), reverse repurchase agreements (Note 10.4) and BCRA liquidity bills (Note 14.1), among others, to settle its liabilities.
Additionally, the Bank has issued financial guarantees and loan commitments which may require outflows on demand.

Financial guarantees and loan commitments	December 31, 2021	December 31, 2020
Up to 1 month	293,488,653	312,617,268
From more than 1 month to 3 month	1,379,251	1,057,811
From more than 3 month to 6 month	564,901	1,383,985
From more than 6 month to 12 month	545,896	4,251,525
From more than 12 month to 24 month	136,243	278,232
More than 24 months	632,380	959,232

TOTAL	296,747,324	320,548,053

The amounts of the Bank’s financial assets and liabilities, which were expected to be collected or paid twelve months after the closing date as of December 31, 2021 and 2020 are set forth below:

	December 31, 2021	December 31, 2020
Financial assets
Loans and advances	103,553,098	116,892,408
Debt securities	25,149,891	43,113,087
Other financial assets	7,902,076	—

Total	136,605,065	160,005,495

Financial liabilities
Other financial liabilities	4,311,667	6,530,148
Bank loans	2,576,621	2,579,467
Debt securities issued	100,595	500,786
Deposits	25,213	31,139

Total	7,014,096	9,641,540

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

40. Fair values of financial instruments

a)	Assets and liabilities measured at fair value
The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2021 is detailed below:

	Book value	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets

Financial assets at fair value through profit or loss - Debt securities	1,396,925	1,396,925	1,396,145	780	—
- Derivatives	2,816,482	2,816,482	—	2,816,482	—
- Equity instruments	6,403,268	6,403,268	2,289,351	—	4,113,917
Financial assets at fair value through other comprehensive income - Debt securities	167,039,478	167,039,478	55,145,256	110,853,002	1,041,220
Financial assets at fair value through other comprehensive income - Equity instruments	36,083	36,083	—	36,083	—

Total	177,692,236	177,692,236	58,830,752	113,706,347	5,155,137

Financial liabilities at fair value through profit or loss

Derivatives	314,215	314,215	—	314,215	—

Total	314,215	314,215	—	314,215	—

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2020 is detailed below:

	Book value	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets

Financial assets at fair value through profit or loss
- Debt securities	1,423,018	1,423,018	818,068	604,950	—
- Derivatives	5,853,137	5,853,137	—	4,069,007	1,784,130
- Equity instruments	11,767,330	11,767,330	2,659,805	—	9,107,525
Financial assets at fair value through other comprehensive income - Debt securities	192,516,731	192,516,731	2,939,100	189,577,631	—
Financial assets at fair value through other comprehensive income - Equity instruments	43,018	43,018	—	43,018	—

Total	211,603,234	211,603,234	6,416,973	194,294,606	10,891,655

Financial liabilities at fair value through profit or loss
Derivatives	284,818	284,818	—	284,818	—

Total	284,818	284,818	—	284,818	—
The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.
The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say, its quoted or market price.
If it is not possible to obtain a market price, a fair value is determined using best market practice quoting techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the fair value is calculated considering the latest market price plus interest accrued until the valuation date (whichever is more representative for the security).
In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly based on the observability of the necessary inputs to calculate that fair value, defining the following levels:

•
Level 1: Financial instruments valued with quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume.

•
Level 2: Financial instruments that do not have an active market, but that may be valued through observable market inputs. Observable market inputs should be understood as such assets with market quoted prices that allow to calculate an interest rate curve or determine a credit spread.

•	Level 3: Valuation using models where variables not obtained from observable market inputs are used.
Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Government Bonds, together with a minor share in Argentine Treasury Bills and Corporate Bonds. Likewise, financial derivatives are classified at fair value, which include futures that are valued at the price of the market where they are traded and foreign currency NDF
(non-delivery
forwards), put options, and interest rate swaps.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

b)
Transfers between hierarchy levels
b.1)   Transfers from Level 1 to Level 2
The following instruments measured at fair value were transferred from Level 1 to Level 2 of the fair value hierarchy as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Treasury Bonds adjusted by CER in pesos maturing in 2021	—	94,640
The bond was transferred because it had not been listed on the market the number of days necessary to be considered Level 1.
b.2)   Transfers from Level 2 to Level 1
The following instruments measured at fair value were transferred from Level 2 to Level 1 of the fair value hierarchy as of December 31, 2021:

December 31, 2021
Treasury Bonds adjusted by 1.20% CER in pesos maturing 03-18-2022	4,225,658
Treasury Bonds adjusted by 1.50% CER in pesos maturing 03-25-2024	12,733,272
Treasury Bonds adjusted by 1.40% CER in pesos maturing 03-25-2023	9,717,708
Treasury Bonds adjusted by 1.30% CER in pesos maturing 09-20-2022	10,809,133
The transfer is due to the fact that the bonds were listed on the market the number of days necessary to be considered Level 1. As of December 31, 2020, there were no transfers from Level 2 to Level 1.
b.3)   Valuation techniques for Levels 2 and 3
The valuation techniques for Level 2 and 3 are described in the paragraphs below.
Fixed Income
The determination of fair value prices set forth by the Bank for fixed income consists of considering reference market prices from the Electronic Open Market, in Spanish, Mercado Abierto Electrónico (“MAE”), the main market where bonds are traded.
For Argentine Treasury Bonds (medium- and long-term debt instruments) prices are captured from MAE. If bonds have not traded for the last 10 business days, fair value is determined by discounting cash flows using the pertinent discount curve.
Argentine Treasury Bills (short-term debt instruments) which have not traded for the last 10 business days are measured by reference to their cash flows discounted using the respective yield curve, based on the currency in which the bills were issued. In particular,
US-dollar
linked Treasury Bills (Lelinks) are measured using the yield curve in pesos.
Liquidity bills issued by the BCRA without quoted prices in MAE on the last day of the month, the fair value is determined by discounting cash flows using the monetary policy rate. The monetary policy rate is the rate used by the Central Bank of Argentina to make monetary policy.The benchmark rate used for monetary policy is the interest rate on liquidity bills (LELIQs).

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

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
For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the U.S. dollar spot selling exchange rate published by Banco de la Nación Argentina (“BNA”). Cash flows in U.S. dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the U.S. dollar spot selling exchange rate published by BNA.
For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the U.S. dollar spot selling exchange rate published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro spot selling exchange rate published by BNA.
For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP Broker. Cash flows in dollars are discounted using the OIS yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) U.S. dollar spot exchange rate.
The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:
Investments in Equity Instruments
The fair value of the equity interest held in Prisma Medios of Pago S.A., classified as Level 3 (Note 9.3).
On October 1, 2021, the Bank, together with the other Class B shareholders, gave notice corresponding to the exercise of the put option and thus initiated the procedure for the sale of 49% of the company’s capital stock.
On March 18, 2022, the transfer of the entire remaining shareholding of the Bank in Prisma Medios de Pago S.A. has been completed for a price of US$ 40,038,121.84.
As of December 31, 2021, the fair value of the equity interest held in Prisma Medios of Pago S.A was

4,113,917.
Corporate Bonds
The fair value of the following corporate bonds held in portfolio:

•	ON Petroquímica (ON PCR G)

•	ON Arcor (ON ARCOR17)

•	ON Vista oil y gas (ON VISTA11)

•	ON Ledesma (ON LDCAO)

•	ON Luz de tres picos (ON LTP1)

•	ON Newsan (ON WNC10O)

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

The valuation of corporate bonds classified as Level 3 has been determined by the Entity’s Management on the basis of the latest available market price (or subscription price, if the security had not been listed in a market since the date of issuance) plus interest accrued to date. If the security has paid coupon, then the “clean” price is calculated. If principal was repaid, then repayment amount is deducted and the “dirty” price is recalculated, with interest being accrued until period end.
The most relevant
non-observable
inputs include:

•	Projected BADLAR scenarios

•	Latest market price

•	Projected Dollar BCRA Communication “A” 3500

•	Projected UVA
The tables below shows a sensitivity analysis for each of the above-mentioned securities:

Badlar Scenarios	Changes in final price
	ON PCR G	ON WNC10O	ON LDCAO
+ 1%	0.011616%	0.002136%	0.014013%
+ 2%	0.023232%	0.004440%	0.028175%
+ 3%	0.034848%	0.006745%	0.042337%

Latest market price scenarios	Changes in final price
	PCR G	WNC10O	LDCAO	ARCOR17	VISTA11	LTP1
+ 2%	1.930%	1.968%	2.043%	1.997%	2.008%	2.000%
+ 5%	4.826%	4.920%	5.108%	4.994%	5.021%	5.000%
+ 10%	9.652%	9.839%	10.215%	9.987%	10.042%	10.000%

Dollar 3500 Scenarios	Changes in final price
	ON VISTA11	ON LTP1
+ 2%	2.000%	2.000%
+ 5%	5.000%	5.000%
+10%	10.000%	10.000%

UVA Scenarios	Changes in final price
ON ARCOR17
+ 2%	2.000%
+ 5%	5.000%
+10%	10.000%

b.4) Reconciliation of opening and ending balances of Level 3 assets and liabilities at fair value

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

The following table shows a reconciliation between opening balances and final balances of Level 3 fair values as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Balance at the beginning of the fiscal year	10,891,656	7,640,237
Investments in equity instruments – Prisma Medios de Pago S.A. (*)	(1,483,592)	5,085,061
Derivatives - Put options - Prisma Medios de Pago S.A. (*)	(1,182,000)	750,180
Private securities - Corporate bonds	1,041,220	—
Dividends received	(582,269)	(682,674)
Net monetary inflation adjustment	(3,529,878)	(1,901,148)

Balance at year-end	5,155,137	10,891,656

(*) Presented	in Gains on financial assets and liabilities at fair value through profit or loss, net.

c)	Fair value of Assets and Liabilities not measured at fair value
Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

•	Assets and liabilities with fair value similar to their accounting balance
For financial assets and financial liabilities maturing in less than three months, it is considered that the accounting balance is similar to fair value.

•	Fixed rate financial instruments
The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium
(non-observable
input) that expresses the added value or additional cost necessary to dispose of the asset.

•	Variable rate financial instruments
For financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.
The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2021 is detailed below:

	Book value	Total fair value		Level 2 Fair value	Level 3 Fair value
Financial assets

Cash and cash equivalents	218,277,286	(a	)	—	—
Other financial assets	28,437,414	(a	)	—	—
Debt securities	19,857,627	22,084,903		22,084,903	—
Loans and advances	378,995,107	373,131,211		—	373,131,211
Reverse repurchase agreements	137,382,938	(a	)	—	—

Financial liabilities

Deposits	708,336,185	699,975,184		699,975,184	—
Other financial liabilities	61,592,426	(a	)	—	—
Bank loans	11,758,005	11,490,026		11,490,026	—
Debt securities issued	502,975	398,573		398,573	—

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2020 is detailed below:

	Book value	Total fair value		Level 2 Fair value	Level 3 Fair value
Financial assets

Cash and cash equivalents	229,491,716	(a	)	—	—
Other financial assets	31,458,292	(a	)	—	—
Loans and advances	422,010,840	417,263,061		—	417,263,061
Reverse repurchase agreements	73,488,887	(a	)	—	—
Financial liabilities

Deposits	721,837,845	715,158,115		2,532,537	712,625,578
Other financial liabilities	59,209,439	(a	)	—	—
Bank loans	14,529,681	14,898,662		7,265,248	7,633,414
Debt securities issued	1,764,178	1,717,199		1,717,199	—

a)	The Group does not report the fair value as the accounting values are a reasonable approximation of the fair values.
41. Segment reporting
Basis for segmentation
The Bank identified the operating segments based on the management information reviewed by the chief operating decision maker. As of December 31, 2021, and 2020, the Group has determined that it has only one reportable segment related to banking activities.
Most of the Group’s operations, property and customers are located in Argentina. No customer has generated 10% or more of the Group’s total income.
The following is relevant information on loans and deposits by business line as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Financial assets at amortized cost - Loans and advances	378,995,107	422,010,840
Corporate banking	31,126,043	50,040,325
Small and medium companies	124,849,542	132,951,912
Retail	223,019,522	239,018,603

Other assets	651,985,446	624,051,469

TOTAL ASSETS	1,030,980,553	1,046,062,309

Financial liabilities at amortized cost – Deposits	708,336,185	721,837,845
Corporate banking	155,726,497	137,516,724
Small and medium companies	148,926,306	153,270,958
Retail	403,683,382	431,050,163

Other liabilities	159,629,726	151,331,116

TOTAL LIABILITIES	867,965,911	873,168,961

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

The information in relation to the operating segment (Group banking activity) is the same as that set out in the Consolidated Statement of Profit or Loss, considering that it is the measure used by the Entity’s highest authority in making decisions about the allocation of resources and performance evaluation
42. Subsidiaries
Below is the information on the Bank’s subsidiaries:

Name	Registered Office (country)	Ownership interest as of
		December 31, 2021	December 31, 2020	December 31, 2019
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Argentina	53.8892%	53.8892%	53.8892%
Volkswagen Financial Services Compañía Financiera S.A.	Argentina	51.0000%	51.0000%	51.0000%
PSA Finance Argentina Compañía Financiera S.A.	Argentina	50.0000%	50.0000%	50.0000%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Argentina	100.0000%	100.0000%	100.0000%

•	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (“AFJP”): corporation incorporated under the laws of Argentina undergoing liquidation proceedings;

•	Volkswagen Financial Services Compañía Financiera S.A. (“VWFS”): a financial company incorporated under the laws of Argentina engaged in pledge loans;

•	PSA Finance Argentina Compañía Financiera S.A. (“PSA”): a financial company incorporated under the laws of Argentina engaged in pledge loans; and

•	BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión: corporation incorporated under the laws of Argentina as an agent for the management of investment products.
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
Based on that definition, the Bank considers the members of the Board of Directors as key management personnel.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

b.1) Remuneration of key management personnel
The key personnel of the Board of Directors received the following compensations for the years ended December 31, 2021, 2020 and 2019:

	December 31, 2021	December 31, 2020	December 31, 2019
Fees	54,335	76,589	30,700
Total	54,335	76,589	30,700
b.2) Balances and results arising from transactions with key management personnel

	Balances as of		Results
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2019
Loans
Credit cards	3,559	7,509	1,080	1,707	2,240
Overdrafts	—	45	—	—	—
Mortgage loans	1,105	1,796	235	385	571
Deposits	12,896	49,317	354	1,623	2,457
Loans are granted on an arm’s length basis. All loans to related parties were classified in Stage 1.
b.3) Balances and results arising from transactions with related parties (except key management personnel)

	Balances as of		Results
Parent	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2019
Cash and other demand deposits	626,770	1,763,407	—	—	—
Other financial assets	525,435	3,217	—	—	—
Other liabilities	21,186,026	10,659,186	4,023,784	1,089,611	600,951
Derivatives (Liabilities)	—	17,536	598,086	582,408	14,444

Off-balance sheet transaction

Securities in custody (b)	90,837,919	95,135,597	—	—	—
Derivative instruments (Notional amount)	—	1,396,210	—	—	—
Guarantees granted (c)	1,359,509	4,010,096	7,789	8,990	4,912
Guarantees received	1,420,998	5,622,988	—	—	—

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

	Balances as of		Results
Associates/ Joint Ventures	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2019
Cash and other demand deposits	652	1,410	—	—	—
Loans and advances	8,959,394	6,682,490	4,001,137	4,631,818	6,146,518
Debt securities at fair value through profit or loss	780	7,832	1,739	116,077	108,239
Other financial assets	203,918	110,938	—	—	504
Deposits	1,049,500	1,388,493	141,859	12,780	242,927
Other liabilities	455	35	4,107	2,053	8,890
Financing received	—	1,338,954	—	19,047	68,943
Derivatives (Liabilities)	—	—	—	86,708	961,434
Debt securities issued	—	—	—	37,059	105,398
Other operating income (a)	—	—	70,727	75,484	106,255

Off-balance sheet transaction

Securities in custody (b)	3,942,537	4,510,133	—	2,718	3,802
Guarantees received	1,013,348	21,440	—	—	—
Guarantees granted (c)	821	1,092	—	207	1,179

(a)	Operating leases.
(b)	These balances represent the shares in custody of Banco BBVA Argentina SA held by BBVA and BBV América.
(c)	These balances represent commercial guarantees granted.
Transactions have been agreed upon on an arm’s length basis. All loans to related parties were classified in Stage 1.
44. Leases
The Group as lessee
The Group leases branches under lease contracts. Leases are typically for a term of 5 years, with the option to renew after that date. Payments for leases are increased annually to reflect the market conditions.
Below are the minimum future payments of leases under lease contracts not subject to cancellation as of December 31, 2021 and 2020:

	Leases in U.S. dollars	Leases in local currency	Total December 31, 2021	Total December 31, 2020
Up to 1 year	204,461	22,946	227,407	270,401
From 1 to 5 years	1,720,507	309,741	2,030,248	2,950,611
More than 5 years	648,396	15,742	664,138	1,232,865

TOTAL			2,921,793	4,453,877

The amount of the depreciation of the right of use recognized in results was 1,043,796 and 1,049,210 for the years ended December 31, 2021 and 2020.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

45. Investment Portfolio - Government and Corporate Securities
The Group owns, manages and trades a portfolio of securities issued by the Argentine and other governments and corporate issuers. The following table sets out the Group’s investments in Argentine and other governments and corporate securities as of December 31, 2021, 2020 and 2019 by type and currency of denomination.

	As of December 31,
	2021	2020	2019
	(in thousands of pesos)
Government securities
In pesos:
Argentine Government bonds	65,998,096	56,441,307	17,921,948
Argentine Treasury bills	14,331,804	1,381,496	—
Other debt securities	—	—	106,249
Liquidity Bills issued by the BCRA	107,693,328	135,681,602	67,938,336

Total government securities in pesos	188,023,228	193,504,405	85,966,533

In foreign currency:
Argentine Government bonds	1,618,363	107	—
Argentine Treasury bills	—	—	15,092,617

Total government securities in foreign currency	1,618,363	107	15,092,617

Total government securities	189,641,591	193,504,512	101,059,150

Corporate securities
Listed
Equity securities	36,083	43,018	56,242

Total corporate securities - listed	36,083	43,018	56,242

Unlisted
Equity securities	—	—	6,526,952
Debt securities	1,360,297	435,237	336,671

Total corporate securities - unlisted	1,360,297	435,237	6,863,623

Investment funds

Total investment funds	1,905,039	2,221,661	2,006,796

The table below presents the issuer of which, as of December 31, 2021, the Group held securities in excess of 10% of the stockholder equity as of such date:

Issuer	Book value	Market value
	(in thousands of pesos)
BCRA	107,693,328	107,693,328
Argentine Government	81,948,263	81,948,263

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

46. Restricted assets
As of December 31, 2021 and 2020, the Group had the following restricted assets:

a)	The Entity used as security for loans agreed under the Global Credit Program for MSMEs granted by the Inter-American Development Bank (IDB):

	December 31, 2021	December 31, 2020
Argentine Treasury Bonds adjusted by CER in pesos maturing in 2023	23,603	42,569
Treasury Bonds adjusted by CER in pesos maturing in 2024	111,000	97,357

	134,603	139,926

b)
Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 20,281,059 and 27,037,952 as of December 31, 2021 and 2020, respectively.

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
The guarantee covers the refund of the principal paid plus interest accrued up to the date of revocation of the authorization to operate or until the date of suspension of the Bank by application of Section 49 of the Articles of Organization of the BCRA, if this measure had been adopted previously, without exceeding 450. For transactions in the name of two or more people, the guarantee shall be distributed on a pro-rata
basis among them. In no case shall the total guarantee per person exceed the aforementioned amount, regardless of the number of accounts and/or deposits.
In addition, it is set forth that financial institutions shall make a monthly contribution to the DGF in an amount equivalent to 0.015% of the monthly average of daily balances of the items listed in the related regulations.
For the years ended December 31, 2021 and 2020 the contributions to the DGF have been recorded in the item “Other operating expenses—Contributions to the deposits guarantee fund” in the amounts of 1,126,106 and 1,051,597, respectively.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

On February 28, 2019, the BCRA issued Communication “A” 6654 setting forth an increase in the guarantee from pesos 450 to 1,000, effective March 1, 2019. In addition, on April 16, 2020, the Argentine Central Bank issued Communication “A” 6973 increasing such amount to 1,500, effective May 1, 2020.
48. Minimum cash and minimum capital
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
Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	December 31, 2021	December 31, 2020
Balances at the BCRA
BCRA – current account - not restricted	141,859,808	129,727,266
BCRA – special guarantee accounts – restricted	7,297,680	6,873,561

	149,157,488	136,600,827

Argentine Treasury Bonds in pesos at fixed rate due May 2022	22,565,485	21,855,036
Liquidity Bills – BCRA	107,693,328	135,674,610

TOTAL	279,416,301	294,130,473

b) Minimum capital
Minimum capital requirements are determined on the basis of the implicit risks to which the Group is exposed (credit risk, market risk and operational risk). The minimum capital will be the higher of the minimum capital fixed by the BCRA and the capital requirements for credit risk, market risk (requirement for daily positions in eligible instruments) and operational risk. These requirements must be complied with on both an individual and a consolidated basis.
For the purposes of calculating capital requirements, there is recognition of certain risk mitigation techniques such as collateralization, personal guarantees and credit derivatives. Provided that certain criteria are met financial institutions may opt for either the simple approach (or risk weighting substitution) or for the comprehensive approach, which allows reducing the exposure amount up to the value ascribed to the collateral.
Off-balance
sheet transactions (including loan commitments) must be converted into credit exposure equivalents through the use of credit conversion factors (CCF). The higher the chance of financing an off-balance
sheet transaction, the higher the conversion factor will be. Then, the credit exposure equivalent is weighted based on counterparty risk.
Minimum capital must be, at least, the greater of:

•	Minimum basic capital, and

•	The sum of minimum capital required for credit risk, market risk and operational risk.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

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
Any defects of application derived from the requirement of additional capital will not make the financial institution fall into noncompliance with the Minimum Capital Regulations, even if they are not allowed to distribute cash dividends and pay fees, ownership interest or bonuses originated in the bank’s distribution of results.
The breakdown of minimum capital at consolidated level is detailed below:

Minimum capital requirements	December 31, 2021	December 31, 2020
Credit risk	41,910,608	44,561,930
Operational risk	15,140,288	13,623,927
Market risk	227,001	372,032
Total capital	142,146,791	138,508,035

Excess capital	84,868,894	79,950,146

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (in thousands of Argentine pesos) (cont.)

49. Subsequent events
Sale of Prisma Medio de Pagos S.A.
On March 18, 2022, the transfer of the entire remaining shareholding of the Bank in Prisma Medios de Pago S.A. has been completed in favor of AI ZENITH (Netherlands) B.V. (company linked to Advent International Global Private Equity), for a price of U$S 40,038,121.84.
The price will be paid as follows: (i) 30% in pesos adjustable by CER (UVA) at a nominal annual rate of 15% within six years and (ii) 70% in US dollars at a nominal annual rate of 10% within six years.
Likewise, it has been agreed that the balance of the price for the previous sale of 51% of the share capital and the votes of Prisma Medios de Pago S.A. (see Note 9.3) will be paid in two installments, extending the term for its payment to the years 2026 and 2027.
International Monetary Fund (IMF) Agreement
On March 25, 2022, the IMF Executive Board approved a new agreement under the Extended Facility Fund (EFF) for Argentina, which had been previously approved on March 18, 2022 by the Argentine National Congress. The agreement aims to refinance debt maturities with the IMF between 2022 and 2024 for an amount of US$44 billion.
The main set of economic policies of the program includes:

•	reduction of the primary fiscal deficit from 3% of GDP in 2021 to 2.5% in 2022, 1.9% in 2023 and 0.9% in 2024;

•	reduction of monetary issue from 4.7% of GDP in 2021 to 1% in 2022, 0.6% in 2023 and 0% in 2024;

•	reduction persitent high inflation and rebuilding international reserves; and

•	Foreign exchange market and external sector: the current scheme of crawling peg will continue.
Quarterly reviews were established by the IMF to assess compliance with goals and define future disbursements.
As of the date of these Consolidated Financial Statements, the Bank’s Management is not able to assess the impact of the abovementioned measures on the Bank’s operations.
No other events or transactions have occurred between
year-end
and the date of these Consolidated Financial Statements which may significantly affect the Entity’s financial position or results of operations as of December 31, 2021.