Form 20-F
period 2022-12-31
Banco BBVA Argentina S.A.
filed 2023-04-26
CIK 913059

As filed with the Securities and Exchange Commission on April 26, 2023

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b)  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standard s by the International Accounting Standards Board as issued	☒	Other	☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).    ☐  Yes    ☒  No

Auditor firm ID:	1449	Auditor name:	Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited)	Auditor location:	Argentina
Auditor firm ID:	1410	Auditor name:	KPMG	Auditor location:	Argentina

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

•	an outbreak of a new pandemic or the worsening of the ongoing Covid-19 pandemic;

•	changes in exchange rates or capital markets in general that may affect policies towards or lending to Argentina or Argentine companies;

•	increased costs and decreased income related to macroeconomic variables such as exchange rates and the Consumer Price Index (“CPI”) in Argentina;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt, equity or wholesale financing on attractive terms or at all; and

•	the factors discussed under “Item 3. Key Information—D. Risk Factors”.

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

PRESENTATION OF FINANCIAL INFORMATION

General

The Bank’s audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 included herein (the “Consolidated Financial Statements”) are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

All 2022, 2021 and 2020 data included in this report have been prepared in accordance with IFRS-IASB for the sole purpose of filing this annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).

The statutory consolidated annual financial statements that the Bank prepares to comply with the requirements of the Argentine Central Bank (the “Central Bank” or “BCRA”) are prepared pursuant to the reporting framework established by the Central Bank requiring supervised entities to submit financial statements prepared pursuant to IFRS-IASB except for:

(i)	the application of the expected credit loss model set forth under paragraph 5.5. of IFRS 9 for debt instruments issued by the public sector;

(ii)

for 2021 and 2020, the accounting treatment applied to the investment held by the Bank in Prisma Medios de Pago S.A., which was made on the basis of the provisions of Memoranda No. 7/2019 and No. 8/2021 issued by the BCRA, each dated on April 29, 2019 and May 22, 2021, respectively. In March 2022, we transferred to a third party the shares we owned in Prisma Medios de Pago S.A and, as a result the income (loss) thereof was recorded in the three-month period ended March 31, 2022. If the fair value of our interest in Prisma Medios de Pago S.A. had been determined on the basis of IFRS-IASB, the income (loss) for previous years and for the year ended December 31, 2022 would have been different. This accounting treatment does not affect the shareholders’ equity value as of December 31, 2022; and

(iii)

the treatment to be applied to uncertain tax positions, which follows the guidance prescribed by Memorandum No. 6/2017 Financial Reporting Framework Established by the BCRA issued on May 29, 2017. As of December 31, 2021, such provision had been reversed in the statutory consolidated financial statements.

Because of such differences, our statutory consolidated annual financial statements for the fiscal years ended December 31, 2022, 2021 and 2020 are not comparable with the Consolidated Financial Statements included herein. In addition, we will continue to have differences during 2023 between our statutory consolidated financial statements and the financial statements required by IFRS-IASB. We do not intend to report in accordance with IFRS-IASB on an interim basis during 2023. Consequently, our interim financial information for 2023 will not be comparable with the Consolidated Financial Statements and other information contained in this annual report on Form 20-F. We refer in this annual report on Form 20-F to IFRS-IASB as adjusted by the regulations of the BCRA as “IFRS-BCRA”.

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

Unless otherwise indicated, financial information contained in this annual report reflects the consolidation of the following subsidiaries at the year end and for the fiscal years indicated below:

As of and for the year ended December 31,
Entity	2022	2021	2020
Volkswagen Financial Services Compañía Financiera S.A.	X	X	X
Consolidar AFJP S.A. (undergoing liquidation proceedings)	X	X	X
BBVA Asset Management Argentina S.A.U.	X	X	X
PSA Finance Argentina Compañía Financiera S.A.	X	X	X

IAS 29 Financial Reporting in Hyperinflationary Economies requires that an entity whose functional currency is the currency of a hyperinflationary economy must state its assets, liabilities, income and expenses in terms of the measuring unit current at the end of the reporting period (December 31, 2022). The Bank has applied IAS 29 as follows for purposes of the Consolidated Financial Statements:

•

Restated the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and consolidated statements of cash flow for the years ended December 31, 2021 and 2020.

•	Restated the consolidated statement of financial position as of December 31, 2021.

•	Adjusted the consolidated statement of financial position as of December 31, 2022.

•

Adjusted the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and consolidated statements of cash flow for the year ended December 31, 2022, including the calculation and separate disclosure of the gain or loss on the net monetary position.

For further information regarding the methodology and criteria applied see Note 2.1.5 to the Consolidated Financial Statements.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Exchange Rates” for information regarding the evolution of rates of exchange since 2018.

All figures and percentages of variations in this annual report on Form 20-F, unless otherwise stated, are presented in the measuring unit current at December 31, 2022. All comparisons of the financial system contained in this annual report on Form 20-F are presented in nominal terms.

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

•

“Consolidated Financial Statements” means our audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, prepared in accordance with IFRS-IASB and included in this annual report on Form 20-F.

- PART I -

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

Reserved.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks:

•	Risks Relating to Argentina

•	economic and political instability in Argentina;

•	current levels of inflation;

•	high levels of public spending;

•	the effects on the Argentine economy of economic events in other markets;

•	a decline in international prices for Argentina’s principal commodity exports;

•	exchange controls and restrictions on capital inflows and outflows;

•	the insufficiency of the measures adopted to resolve the crisis in the energy sector;

•	any failure to adequately address actual and perceived risks of institutional deterioration and corruption;

•	fluctuations in the value of the peso;

•	the inability of the Republic to obtain financing on satisfactory terms;

•	salary increases or additional employments benefits as a result of government measures or pressure from union sectors;

•	government intervention in the Argentine economy;

•	amendments to the Central Bank’s Charter and the Convertibility Law;

•	an outbreak of a new pandemic or the worsening of the ongoing Covid-19 pandemic; and

•	exposure to risks in connection with climate change.

•	Risks Relating to the Argentine Financial System and to BBVA Argentina

•

the short-term structure of the deposit base of the Argentine financial system, including the deposit base of the Bank, could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation;

•	reduced spreads between interest rates received on loans and those paid on deposits;

•	volatility in interest rates;

•	a mismatch between UVA (“Unidad de Valor Adquisitivo”, in Spanish) loans and UVA deposits;

•	the inaccuracy and/or insufficiency of our estimates and established reserves for credit risk and potential credit losses;

•	increased competition in the banking industry;

•	activities across the BBVA Group could adversely affect us;

•	the dependency of our credit ratings on Argentine sovereign credit ratings;

•	the increasing dependency of the financial industry on information technology systems;

•	security risks;

•	an increase in fraud or transaction errors;

•	any insolvency proceeding against us that could subject us to the powers of, and intervention by, the Central Bank;

•	lawsuits brought against us outside Argentina;

•	class actions against financial institutions for an indeterminate amount;

•	the ability of BBVA, our controlling shareholder, to direct our business;

•	our ability to grow our business is dependent on our ability to manage our relationships with partners and grow our deposit base;

•	acquisitions that could adversely affect the value of the Bank;

•	any adverse consequences related to our calculation of income tax for the years ended December 31, 2018 and 2020;

•	the application of IAS 29 to our Consolidated Financial Statements; and

•	restrictions on our ability to pay dividends.

•	Legal, Regulatory and Compliance Risks

•	material weaknesses in our internal control over financial reporting;

•	our operations are conducted in a highly regulated environment;

•	the instability of the regulatory framework, in particular the regulatory framework affecting financial institutions;

•	our exposure to multiple provincial and municipal legislation and regulations;

•	limitations arising from the Consumer Protection Law and the Credit Card Law;

•	compliance risks;

•	differences between U.S. and Argentine corporate disclosure, governance and accounting standards; and

•	special rules that govern the priority of different stakeholders of financial institutions in Argentina.

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

Moreover, the Covid-19 crisis has adversely affected the Argentine economy. The Metropolitan Area of Buenos Aires was under Preventive and Mandatory Social Isolation (“PMSA”) from March 20, 2020 to November 8, 2020. Meanwhile, the rest of the country was subject to social distancing. These measures significantly affected the population’s ability to function normally, primarily labor intensive sectors, which significantly adversely affected the country’s economic performance in 2020. In this regard, GDP fell 9.9% in 2020 compared to 2019. However, this critical situation was partially reversed in 2021, as a result of eased mobility restrictions and a consequent increase in economic activity since the beginning of 2021 due to increased vaccination levels. See “An outbreak of a new pandemic or the worsening of the ongoing Covid-19 pandemic may have material adverse consequences on the Argentine economy.”

In 2021, Argentina held mid-term elections, testing the Fernández Administration, which received only 33.5% of the votes (compared to 48% in the elections held in 2019), while the main opposition coalition obtained 41.9% of the votes.

Thereafter, the government presented to Congress a bill for a new agreement with the IMF which would replace the Stand-By agreement (“SBA”) signed in 2018. The bill was approved in March 2022 despite the lack of endorsement by the Kirchnerist wing of the ruling coalition. The new program is an Extended Fund Facility (“EFF”), for a ten-year term, (with a grace period of 4 and a half years), and it does not require any structural reforms. Compliance with the EFF is reviewed on a quarterly basis and compliance of the economic targets is necessary to cover the maturities of the SBA. The EFF contains the minimum requirements for fiscal convergence, reserve accumulation and reduction of monetary issuance for a path towards fiscal balance in 2025, an accumulation of USD 15 billion of net international reserves in the next three years, and a reduction of the Treasury’s monetary financing to zero in 2024. Any failure to meet such targets could result in the termination of the EFF program, which could bring political, financial and exchange rate instability due to the government’s inability to access external financing.

In 2022 political and economic instability has been high, including with regards to the economic cabinet, which had three Ministers of Economy during the year. In July, following a month of very high economic and financial tensions, the Minister of Economy Martín Guzmán unexpectedly resigned being replaced by Silvina Batakis. She was appointed without the support of the entire ruling coalition, and in the midst of a failed attempt to calm financial tensions, she was replaced by Sergio Massa (a lawyer by profession and one of the main partners of the ruling coalition) only 24 days after taking office. His appointment brought calm to the markets, and since his arrival he has implemented a slow but consistent reduction of the fiscal deficit, focused on the revision of subsidies to public services tariffs, and an accumulation of international reserves centered on a multiple exchange rate scheme, with benefits for soybean exporters. Finally, direct transfers from the Central Bank to the Treasury, which was one of the promises made by Minister Massa upon taking office, have ceased so far. The lack of fiscal-monetary consistency in the short term could demand a strong monetary issuance by the BCRA, which could increase inflation and have a negative impact on investment.

In addition to the instability caused by the successive changes in the Ministry of Economy, Vice-President Cristina Kirchner was the victim of an assasination attempt in Buenos Aires. Although Argentina had not experienced similar events in the last decades, violent political events may occur and have adverse effects on the political and social stability.

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

Argentina has been facing high inflation levels since 2007. According to information published by the National Institute of Statistics and Censuses (“INDEC”), the CPI increased 9.5% in 2011, 10.8% in 2012, 10.9% in 2013, 24% in 2014 and 11.9% in the ten-month period ended on October 31, 2015. INDEC stopped publishing the CPI in the period between November 2015 and April 2016, and resumed the publication of inflation rates with its new methodology for calculating the CPI as of June 2016, reflecting a cumulative increase of 16.9% from May to December 2016. The INDEC reported an annual variation of the CPI of 47.6%, 53.8%, 36.1%, 50.9% and 94.8 % in 2018, 2019, 2020, 2021 and 2022, respectively.

As a result of the devaluation of the Argentine Peso and the continuity of the process of adjustment of public service rates, as well as an unfavorable international context in terms of financing, the three-year accumulated inflation as of July 2018 was over 100%. Consequently, the Bank applied International Accounting Standard N° 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies” as from July 1, 2018 in the preparation of the Consolidated Financial Statements accompanying this annual report, which requires the financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, either based on the historical cost method or on the current cost method, be expressed in terms of the unit of measure that is in effect at the end of the reporting period. IAS 29 does not establish an absolute inflation rate above which hyperinflation is presumed.

Likewise since January 1, 2020, financial entities supervised by the BCRA, such as the Bank, are required to prepare their statutory financial statements in accordance with IAS 29 in the preparation of their financial statements as established by Communication “A” 6651.

During the first half of 2022, and as in 2021, the government tried to contain the inflationary acceleration produced by the monetary overhang derived from the monetary issuance in 2020 and 2021, with an appreciation of the real exchange rate and a freeze in the price of utility tariffs. This strategy was inefficient to reduce inflation, which averaged 5.3% per month in the first half of 2022. In July 2022, after the sudden departure of Minister Martín Guzmán, parallel exchange rates rose 20% in one week and determined a successive remarking of prices that accelerated the already very high inflation, leading to a 6.8% monthly average in the third quarter of the year. However, since the arrival of Minister Massa, and with the slight reduction of public spending and monetary issuance, the government has managed to decrease inflation values from the monthly peak of 7.4% in July 2022. The adjustment of regulated prices (mainly utility rates) was one of the main inflationary drivers of the last months of 2022 and the beginning of 2023. Monthly inflation was 6% in January, 2023, 6.6% in February, 2023 and 7.7% in March, 2023.

We cannot predict whether any measures to be implemented by the Fernandez administration to control inflation will have the desired effect. Currently and in the past, inflation has adversely affected the Argentine economy and the government’s ability to create conditions leading to growth. An environment of high inflation rates also negatively affects Argentina’s international competitiveness, real wages, employment rates, the consumption rate, and interest rates. High levels of inflation and the high level of uncertainty regarding economic variables, have in the past, and may in the future, adversely affect economic activity, which could materially and adversely affect our business, results of operations and financial condition.

High levels of inflation adversely affect the financial sector’s ability to provide long-term loans because of the difficulty in establishing an appropriate interest rate, typically making lending more expensive for banks, including us.

A high level of public spending could negatively affect the Argentine economy and its access to financial markets.

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

In 2020, in the face of the Covid-19 crisis, the Fernandez administration announced a package of fiscal stimulus measures to alleviate the effects of the recession, focused on sustaining the income of the most vulnerable families and companies most affected by social isolation. The combined effect of the increase in spending and the fall in revenue (due to the economic recession) produced a significant increase in the fiscal deficit in 2020. The 2020 primary fiscal deficit was 6.4% of GDP, the highest in more than 40 years. Although the Treasury showed signs of fiscal austerity by the end of 2020, the inaccessibility to debt markets forced the government to finance its fiscal needs almost exclusively with monetary issuance from the Central Bank. As of December 31, 2021, the fiscal deficit accounted for 2.0% of GDP (3.0% if IMF’s special drawing rights (“SDRs”) were not taken into account), which showed that, even though the fiscal balance was not moving towards an equilibrium as fast as the economy demanded, the fiscal gap was lower in 2021 than in 2020. The lower fiscal deficit in 2021 was not only explained by a deceleration in public spending compared to 2020 but also by a significant increase in economic activity, higher export duties and a one-off tax on large fortunes.

The government had proposed a fiscal deficit of 3.3% of GDP for 2022 at the beginning of the year through the presentation of the revenue and expenditure budget for the national public sector. However, this bill was not approved, and the government had to negotiate a fiscal deficit target with the IMF without the consensus of the political opposition. The government finally agreed to a target of 2.5% of GDP, which was complied with. The tariffs adjustment and the additional revenues received by the Treasury from taxes levied on soybean exporters who liquidated commodities at a higher exchange rate, allowed the Treasury to improve the fiscal balance. We believe that it will be critical for the government to keep reducing the fiscal deficit to ensure less reliance on debt issuance and monetary financing in order to reduce the very high levels of inflation.

The Treasury will face high debt maturities in the upcoming months and, potentially, a higher demand for financing to fund next year’s fiscal deficit. A poor performance in the local debt market, with debt rollovers below 100%, could complicate the public sector’s sources of financing, increasing the possibility of requiring higher direct financing from the Central Bank, which would increase the already high level of inflation.

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

Furthermore, the global economy faces significant challenges. There have been concerns about unrest and terrorist threats in the Middle East, Europe and Africa and conflicts involving Iran, Syria and North Korea. Likewise, economic and social crises emerged in several Latin American countries during 2019, as the economy in most of the region slowed down after almost a decade of sustained growth, among other factors. There has also been concern about the relationship between China and other Asian countries, which can result in or intensify potential conflicts in relation to territorial disputes, and the possibility of a trade war between the United States and China. Furthermore, the UK withdrew from the European Union (“Brexit”) on January 31, 2020. The medium and long-term implications of Brexit are uncertain and could adversely affect European and global market and economic conditions and could contribute to instability in global financial and currency markets. Additionally, Russia’s invasion of Ukraine, the largest military attack on a European state since World War II, has led to significant disruption, instability and volatility in global markets, as well as higher inflation ( including by contributing to further increases in the prices of energy, oil and other commodities and further disrupting supply chains) and lower growth. The EU, UK, U.S. and other governments have imposed significant sanctions and export controls against Russia and Russian interests and threatened additional sanctions and controls. The impact of such an invasion and these measures, as well as potential responses to such measures by Russia, is currently unknown and, while we have limited exposure to Ukraine and Russia, they could significantly and adversely affect our business, financial condition and results of operations.

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

Additionally, the inflationary acceleration that has taken place in the United States and Europe has led central banks to tighten monetary policy, resulting in significant interest rate hikes. This fact restricts market access to emerging markets, including Argentina, since investors tend to invest in more stable economies.

In addition, recently, concerns have arisen with respect to the financial condition of a number of banking organizations in the United States and Europe, in particular those with exposure to certain types of depositors and large portfolios of investment securities. On March 10, 2023 Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation and the Federal Deposit Insurance Corporation was appointed receiver of Silicon Valley Bank. On March 11, 2023, Signature Bank was similarly closed and placed into receivership and concurrently the Federal Reserve Board announced it would make available additional funding to eligible depository institutions to assist eligible banking organizations with potential liquidity needs. In Europe, on March 15, 2023 the National Swiss Bank announced several measures amounting to approximately 50 billion Swiss francs to provide Credit Suisse with liquidity and on March 20, 2023 UBS announced that it would acquire Credit Suisse for approximately US$3,250 million. While our business, balance sheet and depositor profile differ substantially from banking institutions such as Sillicon Valley Bank and Signature Bank, the operating environment and public trading prices of financial services sector securities can be highly correlated, in particular in times of stress, which may adversely affect the trading price of our securities and potentially our results of operations.

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

A decline in international prices for or in the amount of Argentina’s principal commodity exports could have a material adverse effect on Argentina’s economy and public finances, and, as a result, on our business.

Historically, the commodities market has been characterized by high volatility. Despite the volatility of prices of most of Argentina’s commodities exports, commodities significantly contributed to the government’s revenues during the 2000s due to the imposition of export duties on agricultural products in 2002. Although most duties were eliminated and the export tax on soy was reduced from 35% to 30% by the Macri administration in 2016, and was further reduced in 2018 by 0.5% per month, the Argentine economy is still relatively dependent on the price of its main agricultural exports, primarily soy. This dependence, in turn, renders the Argentine economy vulnerable to commodity prices fluctuations. International soybean prices decreased slightly during 2017 and further in 2018 due to growing trade tensions between the United States and China. During 2019, soybean prices reached their lowest prices over the prior five years, but recovered from US$305.5 per ton in May 2019 to US$335.0 per ton in December 2019. During the last months of 2020 soybean prices showed an upward trend (due to purchases from China, the monetary stimulus of the main central banks of the world and the promising news regarding the Covid-19 vaccine) that continued until the second quarter of 2022 when they reached US$621 per ton, the higher value in 10 years. However, soybean prices have declined since then, reaching US$507.0 per ton in October 2022.

In addition, the amount of agricultural products harvested in any given period may decrease due to adverse weather conditions. For example, a drought or flood could adversely affect the performance of the agricultural sector and worsen one of the main sources of foreign currency generation in Argentina.

Declines in the prices or the amount of highly exported commodities may adversely affect the Argentine economy and the government’s fiscal revenues, which could in turn adversely impact the business, results of operations and financial condition of the Bank.

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

During 2021, the government maintained the tightened restrictions on imports and financial transactions with bonds. In October 2021, the Central Bank reduced the minimum threshold above which imports required authorization (which resulted in less imports being automatically approved). Meanwhile, the monetary authority significantly reduced the allowed weekly trading amount for domestic-law bonds, resulting in blue chip swap transactions being required to be carried out with foreign-law bonds.

During 2022, the government not only maintained most of the restrictions imposed in 2020 and 2021, but also implemented an exchange rate regime with differential effective exchange rates for different sectors of the economy, which resulted in increased complexity. For instance, the government implemented the “soybean dollar”, a transitory exchange rate for exporters of the soybean sector, which was higher than the official exchange rate during the months of September and December, leading to higher dollar settlements related to the agricultural sector during those months and very low USD settlements from the agricultural sector in the others. At the same time, through taxes or withholdings, new exchange rates were created: for tourism and international artists, among others. Finally, a new import monitoring system with additional supervision of payments was set up.

The establishment of new restrictions on foreign trade or related to the foreign exchange market, together with the application of new exchange rates, could require the Bank to allocate additional and unbudgeted resources to provide customers with the tools they require to carry out transactions under the new regulatory framework. Additionally, such tools may not be developed on a timely basis due to changing demands.

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

However, utility rates were almost frozen from 2019 to 2022, which worsened the national energy situation by promoting higher demand and discouraging new investments from supplying companies, resulting in an energy deficit heightened by the lack of dollar inflows.

Although actions have been carried out to attempt to address the crisis in the energy sector in recent months, the lack of a definitive resolution of the negative effects on the generation, transport and distribution of electricity in Argentina with respect to residential and industrial supply could undermine confidence and adversely affect Argentina’s economic and financial condition, resulting in political instability, and adversely affecting the Bank’s business and results of operations.

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

The lack of a sound institutional framework and corruption have been identified as, and continue to be, critical problems for Argentina. Argentina ranked 94 out of 180 countries in the 2022 Corruption Perceptions Index published by Transparency International.

Failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, and consequently, may negatively affect our business, financial condition and results of operations. Although the Argentine government has taken several measures aimed at strengthening Argentina’s institutions, these measures may be insufficient to ensure transparency and integrity in a highly polarized political context, which could have a material adverse effect on the business, the results of operations and the financial condition of the Bank.

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

By the end of April 2019, exchange rate tensions, together with negative inflation reports of March 2019, led the Central Bank to agree with the IMF the possibility of an intervention even within the (then) exchange reference zone. The announcement of the measure significantly reduced volatility in the exchange rate and helped to contain inflation expectations. It further deepened the contractive profile of the monetary policy since the pesos obtained from the sales of dollars were not re-injected and instead, the monetary base objective was reduced. Thus, the supply of foreign currency from exporters increased and demand decreased. In spite of this, the adverse reaction of the markets to the primary elections in August 2019 led to an increase in exchange rates, and an increase in the lack of confidence in Argentine assets. The prices of Argentine government securities fell by 20% while the value of local companies’ shares declined more than 40% over a few days. The U.S. dollar exchange rate exceeded Ps.60, which implied a depreciation of more than 25% in just four days. The Central Bank intervened in the market, with relatively little success, by selling foreign currency, which brought about a fall in the international reserves of around US$2 billion. For individuals, the Central Bank established a maximum limit of US$200 for the purchase of foreign currency per calendar month across all entities authorized to trade in foreign exchange, as well as for purposes of formation of foreign assets, family assistance remittances, and transactions with derivatives. This measure was enacted in order to help control the exchange rate without using reserves. However, due to the high money issuance and the resulting monetary overhang, the Central Bank sold international reserves in order to smooth the depreciation of the peso. Nevertheless, as the reserves stock is limited and the more the Central Bank uses them, the more the foreign exchange premium rises, the Central Bank decreed a series of measures during 2020 to avoid further loss of reserves, including, for example, Communication “A” 7030 and “A” 7106 (see, “—Exchange controls and restrictions on capital inflows and outflows could have a material adverse effect on Argentine public sector activity, and, as a result, on our business”).

The Central Bank has maintained the same exchange rate policy since December 2019, consisting of avoiding foreign exchange disruptions by applying more controls, selling foreign reserves and establishing multiple exchange rates. The Central Bank invested more than US$2.1 billion of reserves in the official exchange rate market from August 2021 to August 2022 to curb the depreciation of the Argentine peso. However, the Central Bank purchased US$5.8 billion of reserves in the official exchange rate market, between September 2022 and December 2022, thanks to a transitory differential exchange rate regime that allowed soybean exporters to sell dollars to the Central Bank at a higher exchange rate during the months of September and December.

The government seeks to maintain the USD/Peso parity to prevent the undesired effect that a devaluation would have on inflation, and validated a real appreciation of the official exchange rate in 2022. The nominal exchange rate rose 72.4% in 2022, while accumulated inflation in the same period was 94.8%. The December 2022 real exchange rate was 24% lower than the real exchange rate in December 2019.

The exchange rate premium arising from exchange controls further complicates the foreign exchange market due to the coexistence of an appreciated real exchange rate, and a parallel exchange rate that increases devaluation expectations, discouraging exports and encouraging imports. In this regard, between January 2022 and August 2022, the Central Bank only bought the equivalent of 1% of the stock of dollars it bought in the same period of the previous year. This situation, which jeopardized compliance with the IMF’s third quarter reserves target, led the government to apply a differential exchange rate for soybean exporters, which was 40% higher than the official exchange rate. This exchange rate was in effect in September 2022 and allowed the Central Bank to buy USD 4,966 million in the official exchange market. The application of differential exchange rates adversely impacts the Central Bank’s balance sheet due to the difference between the higher price at which it buys dollars and the lower price at which it sells dollars to importers.

The Central Bank launched a differential dollar for soybean exports, 40% higher than the official exchange rate, effective from November 28 to December 31, 2022, in order to buy the necessary dollars to meet the fourth quarter target with the IMF.

As the level of inflation remains high, a stronger nominal appreciation of the peso could lead to concerns regarding the appreciation of the peso against the U.S. dollar in real terms. Such appreciation may reduce the level of exports due to the loss of external competitiveness and a deterioration of the current account deficit. Any such appreciation could also have a negative effect on economic growth and employment, reduce tax revenues in real terms and raise concerns regarding the possibility and impact of a sudden stop in capital flows.

Political uncertainty or changes in liquidity in international markets are likely to lead to greater volatility, and a reduction in the reserves of the Central Bank as a result of intervention in the exchange market could adversely affect inflation expectations, economic performance and the ability of the Republic of Argentina to service its debt.

The lack of rainfalls, together with the high temperatures and the unexpected frosts had a negative impact on the country’s main exports (soybean, wheat and corn, among others), which are expected to drastically reduce their production compared to the previous season. The adverse weather conditions are expected to increase pressure on exchange rates due to the reduction on dollar inflows. The government has already announced a new differential exchange rate (higher than the official one) for soybean and regional economies exports to encourage the liquidation of dollars.

Any of these factors could substantially and adversely affect the business, the results of operations and the financial condition of the Bank.

There can be no assurances that Argentina will be able to obtain financing on satisfactory terms in the future, which could have a material adverse effect on its ability to make payments on its outstanding public debt.

Argentina’s future tax revenue and fiscal results may be insufficient to meet its debt service obligations and Argentina may have to rely in part on additional financing from domestic and international capital markets in order to meet future debt service obligations. However, Argentina may not be able to access international or domestic capital markets at acceptable prices or at all, and, if that is the case, Argentina’s ability to service its outstanding public debt could be adversely affected, which could in turn adversely affect Argentina’s economy and financial condition and thereby have a material adverse effect on our business, results of operations and financial condition.

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

According to data published by INDEC, the wage index grew by 90.4% during 2022, as a result of a 99.4% increase in the public sector and a 93.8% increase in the private sector for which data is available. The registered wage index grew by 95.8% in 2022.

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

Since the beginning of the Fernández administration there has been a strong intervention in the foreign exchange and labor markets, as well as a hefty fiscal deficit. The debt restructuring process brought a sign of sustainability which was perceived by both the market and the main credit rating agencies. Sovereign country risk fell more than 1,000 basis points following the debt restructuring agreement. However, only a week after the long-awaited agreement, the aforementioned measures led to a sharp fall in sovereign bond prices as well as in the main Argentinian stocks in New York. All of this, together with foreign exchange restrictions, import controls and the delay in the negotiations with the IMF contributed to an increase in sovereign risk, which continued to increase after the debt restructuring process and reached 1,688 basis points as of December 31, 2021. The sovereign risk has remained high even after the announcement of the IMF agreement as a result of current macroeconomic imbalances.

In June 2022, the Central Bank actively participated in the secondary market of Treasury securities. The Central Bank injected more than 30% of the monetary base into the economy through its participation in the secondary market and through direct transfers to assist the Treasury. This intervention raised concerns in the market regarding the government’s fiscal path and its capacity to finance future deficits in the local debt market. In turn, the departure of the Minister of Economy Martin Guzmán at the beginning of July and the appointment of Silvina Batakis caused the country risk to increase from 1,912 basis points on June 1, 2022 to 2,913 basis points by mid July 2022. As of March 22, 2023 the country risk was 2,458 basis points.

In January 2023, the National Treasury carried out a voluntary debt exchange of Peso-denominated bonds maturing in the first quarter of 2023. Out of a total of Ps. 4.3 billion, Ps. 2.9 billion accepted the offer (67%), postponing payments mainly until the second quarter of the year. As approximately 55% of the total Peso-denominated bonds maturing in the first quarter of 2023 were held by public agencies (especially the Central Bank), the acceptance within the private sector was less than 30%. This fact, together with the difficulties that the Treasury had to issue debt maturing after October 2023, led the rating agency S&P to consider this transaction as “distressed” and consequently downgraded Argentina’s sovereign rating to “Selective Default” for four days. After the settlement of the debt exchange, S&P raised Argentina’s sovereign rating back to CCC-.

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

An outbreak of a new pandemic or the worsening of the ongoing Covid-19 pandemic may have material adverse consequences on the Argentine economy.

An outbreak of a pandemic, disease or similar public health threat, such as the ongoing Covid-19, which has had and may continue to have material adverse consequences for the global economic, financial, and business conditions, could materially and adversely affect our business, financial condition and results of operations. In order to mitigate the adverse effect of the Covid-19 pandemic on the Argentine economy, the Argentine government took certain monetary and fiscal measures, in addition to other measures adopted by the Central Bank. Such measures included: layoff limitations, price controls, lower reserve requirements on bank lending to households and micro-, small- and medium-sized enterprises, temporary easing of bank loan classification rules, a temporary prohibition on charging fees related to ATM services, the suspension of account closures, the reduction of maximum credit card interest rates, the freezing and/or postponement of certain loan payments, healthcare benefit extensions, tax reductions and certain other financial assistance programs. All these measures could become stricter or new mitigation measures could be approved if there were a worsening of the current Covid-19 pandemic.

We cannot predict or estimate the future negative impact that a new pandemic or a new wave of the ongoing Covid-19 pandemic may have on our business, results of operations, and financial condition, which will depend on events outside of our control, including the intensity and duration of the pandemic and the measures taken by the different governments, including the Argentine government, in order to contain the pandemic and/or mitigate its economic impact.

The Bank is exposed to various risks in connection with climate change

Climate change, which is resulting in an increase in the intensity and frequency of extreme weather events and environmental degradation, presents both short, medium and long-term risks to the Bank and its customers and counterparties, with the risks expected to increase over time. Risks posed by climate change may be classified into transition and physical risks.

Transition risks refer to changes in, among others, regulations, technologies and market preferences linked to the transition toward a less carbon-dependent economy, including the following:

•

Legal and regulatory risks. Legislative or regulatory changes regarding how banks manage climate risk or otherwise affecting banking practices or disclosure of climate-related information may result in higher compliance, operational and credit risks and costs. Our customers and counterparties may also face similar challenges. Moreover, there are significant risks and uncertainties inherent in the development of adequate climate change-related risk assessment and modelling capabilities and the collection of customer, third party or other data, which may result in our systems or frameworks (or those of its customers and counterparties, where applicable) being inadequate, inaccurate or susceptible to incorrect customer, third party or other data.

•

Technological risks. Certain of our customers and counterparties may be adversely affected by the progressive transition to a low-carbon economy and/or risks associated with new low-carbon technologies. If our customers and counterparties fail to adapt to the transition to a low-carbon economy, or if the costs of doing so adversely affect their creditworthiness, this could adversely affect our relevant loan portfolios.

•

Market risks. The funding costs of businesses that are perceived to be more exposed to climate change could increase, which may result in the deterioration of their creditworthiness and credit ratings, adversely affecting our relevant loan portfolios. We could also be adversely affected by changes in demand brought by climate change, as well as changes in energy supply and prices, among others.

•

Reputational risks. The perception of climate change as a risk by society, shareholders, customers, governments and other stakeholders continues to increase, including in relation to the financial sector’s operations and strategy. This may result in increased scrutiny of our activities as well as its climate change-related policies, goals and disclosure. Our reputation may be harmed if its efforts to reduce environmental and social risks are deemed to be insufficient. Divergent views on ESG policies may also have a negative impact on our reputation. Increased scrutiny of climate change-related policies, goals and disclosure may result in litigation and regulatory investigations and actions.

The physical risk arising from climate change could result from increased frequency and/or severity of adverse weather events or the impact of climate change over the long term. The activities of the Bank or those of its customers or counterparties could be adversely affected by the physical risks arising from climate change. For example, extreme weather events may damage or destroy the properties and other assets of the Bank or those of its customers or counterparties, result in increased costs, or otherwise disrupt their respective operations (for example, if supply chains are disrupted as a result), diminishing –in the case of the Bank’s customers or counterparties - their repayment capacity and, if applicable, the value of assets pledged as collateral to us. The Bank is also exposed to potential long-term risks, arising from climate change, such as increases in credit-related costs due to deteriorating macroeconomic conditions, which may be caused in part by an increase in infectious diseases or other ailments resulting from climate change. The Bank could also be adversely affected by widespread declines in asset values as a result of climate change or climate change-related risks, reduced availability of insurance and significant interruptions to business operations, and may be required to change its business models in response to those consequences.

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

In recent years, the growth of the Argentine financial sector has been heavily dependent on deposit levels because of the relatively small size of the Argentine capital markets and the lack of access to foreign capital markets. After the Macri administration took office, access to foreign capital markets was again possible, supporting credit growth in addition to the deposit base, but since 2018 international and local markets have been closed for Argentine companies due to the foreign exchange crisis that began in May 2018 and that resulted in a deep economic downturn, the implementation of capital controls and sovereign debt restructuring. There can be no assurance regarding when access to foreign credit markets may resume and, if resumed, access may be disrupted again in the future.

From 2016, the implementation of the tax amnesty regime and restored investor confidence resulted in a transitory but significant growth of U.S. dollar deposits. That process came to a halt in the first half of 2018 during the currency crisis due to fears that these deposits might be immobilized by the government and financial institutions indeed suffered a slight withdrawal of these kind of deposits in September 2018. After the primary elections that were held on August 11, 2019, withdrawals of U.S. dollar denominated deposits accelerated, with deposits falling more than 40%. Banks, including BBVA Argentina, had sufficient liquidity to be able to repay them. Moreover, loans denominated in U.S. dollars had short terms, and banks quickly began to collect them. Dollar deposits fell during 2020 by around 25% and remained mainly stable through 2021 and 2022, with an accumulated decrease of approximately 60% since 2018.

While banks’ liquidity in foreign currency is high, a significant share of it is deposited at the Central Bank, and as a result banks have to rely on the Central Bank in order to access those funds.

The local currency deposit base is mostly short-term and transactional. Deposits represent a small fraction of GDP when compared with other emerging countries. Deposits in pesos grew in line with inflation until August 2019. Following the reintroduction of currency controls after the primary elections, banks suffered a short run on local currency retail time deposits, with a decrease of approximately 15% to 20% in September and October 2019, which came to an end after the amount of foreign currency individuals could purchase was reduced to US$200 a month, on October 28, 2019. That regulation is still in force. In periods of financial stress, customers typically buy foreign currency with their local currency deposits to protect against a possible devaluation of the peso. After that, deposits in pesos stabilized and have resumed growth in line with inflation.

Liquidity in local currency of the Argentine financial sector is currently high, with a high level of minimum cash requirements applicable to Argentine financial institutions, which the Central Bank has raised several times since 2018. Loan demand has recovered to some extent after the 2019 collapse, but still keeps lagging compared to inflation and the aggregated balance of the financial system is very low related to GDP in historical terms.

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

After the Macri administration took office, expectations were of a decline in both inflation and interest rates and therefore banking spreads. However, since 2018 devaluation of the peso and higher inflation led the Central Bank to substantially raise interest rates, ending the margin contraction trend. During 2020 the Central Bank reduced interest rates, in part as a response to the Covid-19 crisis. In 2021 interest rates remained stable, most of them negative in real terms. At the same time, after an economic slowdown in 2020 resulting from the economic downturn caused by the Covid-19 pandemic, inflation increased in 2021 (51%) and adopted an upward trend that accelerated in 2022 (reaching an inflation level of almost 100%). Inflation evolution in Argentina is still uncertain, and from 2020 an increasing amount of our liabilities and assets interest rates have been regulated by the Central Bank. This situation could result in renewed pressure on banking spreads. Moreover, a change in the composition of the source of funding, which is currently heavily weighted to non-interest-bearing deposits, could also put downward pressure on margins. Also, a change in the composition of the source of funding arising from an eventual higher demand of credit and therefore a need to increase the amount of time deposits or other types of interest bearing-liabilities could result in lower spreads.

Another source of spread contraction could be an increase in the regulation of subsidized loans. In October 2020, the Central Bank re-introduced mandatory credit lines for SMEs, under which banks have to lend a portion of their deposits to small and mid-size companies at regulated rates. This regulation continued through 2021 and 2022 and has continued during the first quarter of 2023. An increase in the use of these measures by the Central Bank could further affect our margins.

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

The Argentine Central Bank has increased interest rates to try to stabilize the high level of inflation, and we could continue to face interest rate increases or volatility. Additionally, the government could continue to enact regulation that could adversely affect our intermediation margins. Any of the foregoing could adversely affect our financial spread as a result of differential movements in interest rates for deposits, loans or other bank assets and liabilities. In addition, high interest rates could reduce the demand for credit and our ability to generate credit for our clients, as well as contribute to an increase in the credit default rate. As a result of these and the above factors, significant changes or volatility in interest rates could have a material adverse effect on our business, results of operations and financial condition.

Mismatch between UVA loans and UVA deposits could adversely affect our profitability.

During 2017, new UVA (inflation-adjusted) mortgages grew significantly. At the same time, the Bank launched UVA deposits, but such deposits grew at a slower pace, leading to a mismatch in this activity. During 2018, as a consequence of the peso devaluation, higher inflation and interest rates, growth in both UVA loans and liabilities slowed and during 2019 new origination came to a halt, continuing in 2020 and 2021. Through 2022 demand remained flat but UVA deposits started to grow as inflation rates soared and our depositors looked for a hedge for their savings.

As of December 2022, UVA loans and deposits balances were similar. However, we expect UVA deposits to continue to increase and the demand for UVA loans to remain flat, which would generate a potential net liability position in UVA for the Bank.

With inflation remaining high, and also considering that one of our targets is to protect the Bank’s equity from the eroding effects of inflation, the Bank also holds a UVA treasury bonds portfolio that turns our net inflation exposure to positive by approximately 40% of the Bank’s equity.

Independent of how this activity may develop in the future, there will be a mismatch among UVA assets and liabilities, which could have a material adverse effect on our business, results of operations and financial condition, particularly in the event that interest rates turn positive in real terms.

Our estimates and established reserves for credit risk and potential credit losses may prove to be inaccurate and/or insufficient, which may materially and adversely affect our results of operations and financial condition.

A number of our products expose us to credit risk, including consumer loans, commercial loans and other receivables. Changes in the income levels of our borrowers, increases in the inflation rate or an increase in interest rates could have a negative effect on the quality of our loan portfolio, causing us to increase provisions for loan losses and resulting in reduced profits or in losses. Our non-performing loan portfolio amounted to Ps.12,581 million at December 31, 2022 compared to Ps.18,739 million at December 31, 2021. The non-performing loan ratio decreased to 1.13% at December 31, 2022 from 1.87% at December 31, 2021.

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

The markets in which we operate are highly competitive and it is expected that this trend will continue in the coming years with the increasing entry of non-bank competitors (some of which have large client portfolios and strong brand recognition) and the emergence of new business models. In recent years, the financial services sector has undergone a significant transformation driven by the development of mobile technologies, the entry of new players into activities previously controlled by financial institutions and further consolidation in the banking industry. Although the Bank is making efforts to adapt to these changes through its digital transformation, its competitive position is affected by the fact that non-bank operators are less heavily regulated than banks ( including BBVA Argentina). For example, banking groups are subject to prudential regulations that have implications for most of their businesses, including those in which they compete with non-bank operators (such as FinTechs or BigTechs) that are subject only to regulations specific to the activity they develop or that benefit from loopholes in the regulatory framework. Furthermore, when banking groups such as the Group carry out financial activities through the use of new technologies, they are generally subject to additional internal governance rules that place such groups at a competitive disadvantage.

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

Our future success may depend, in part, on our ability to use technology to provide suitable products and services for our customers. While the Bank has focused on developing its technological capabilities in recent years and is committed to digitization, its ability to compete successfully is likely to be adversely affected by, on the one hand, the existing uneven playing field between banks and non-bank players and, on the other, the increasing relevance of access to digital data and interactions for customer relationship management, which places digital platforms at an advantage. Digital platforms (such as those maintained by large technology or social media companies and FinTechs) increasingly dominate access to data and control over digital interactions, and are already eroding the Bank’s results in highly relevant markets such as payments. These platforms can leverage their advantage in access to data to compete with the Bank in other markets and could reduce the Bank’s operations and margins in its core businesses such as lending or wealth management. In the event that the Bank is not successful in addressing increasing competition, its business, financial condition and results of operations could be materially and adversely affected.

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

Argentina reached an agreement in 2016 with the holdouts of the 2005-2010 debt restructurings, and consequently between 2016 and 2017 the country’s sovereign ratings were upgraded. However, from 2018 onwards that trend was reversed, and the country was either downgraded or put under review with a negative outlook. In April 2020, after the debt restructuring established by the national government for all public bonds in foreign currency under local legislation, risk rating agencies lowered Argentina’s rating to “Selective Default”. Nevertheless, in September 2020 the government agreed with the bondholders to restructure more than 99% of the public debt with private creditors, significantly reducing coupon payments and extending maturities. Once this agreement was settled, the rating agencies upgraded Argentina’s sovereign rating to CCC+. However, credit rating agencies have recently lowered Argentina’s credit rating or outlook. First, on October 26, 2022, Fitch downgraded Argentina’s rating from CCC to CCC-, and on November 16, 2022, S&P maintained its CCC+ rating, but lowered its outlook from stable to negative.

A further downgrade in Argentina’s sovereign rating in the future, or any change in outlook, could limit the Bank’s access to financing on acceptable terms, or at all, which could have a material adverse effect on the business, the results of operations and the financial condition of the Bank.

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

In addition to the costs that may be incurred as a result of any failure of our IT systems, we may face penalies from banking regulators if we fail to comply with applicable banking or reporting regulations as a result of any IT or other failures. During the last two years, regulatory intervention has increased through the issuance of new regulatory requirements for the management of security incidents and fraud prevention.

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

In addition, the risk of fraud and scams is increasing as we offer more online products through digital channels. This has been aggravated by the Covid-19 pandemic and the shift towards an online and remote environment, which has accelerated the Bank’s digital transformation and forced customers to transact through online banking and digital channels, which has translated into a gradual and steady increase in cybercrime and electronic fraud. In 2022, the growing trend in cases involving phishing, telephone and social media scams and credit card fraud continued. Likewise, new forms of fraud and scams such as Trojans, malware, and identity theft, among others, were detected. There are several social engineering techniques that cybercriminals use to deceive customers and obtain confidential data. In this sense, the implementation of preventive measures of computer and documentary fraud as well as people’s awareness are becoming increasingly important.

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

In February 2020 we were notified of a class action for the alleged damage suffered by investors in certain investment funds managed by the Bank, following the unilateral modification of the price of certain future dollar contracts in which the affected funds were invested. These modifications were carried out by the organized market in which these future dollar contracts were negotiated, and the class action plaintiffs allege a failure by the Bank to contest the unilateral modifications carried out by the organized market in order to defend the fund investors’ financial interests. As of the date of this annual report, a conflict of jurisdiction is being settled after having answered the complaint.

In September 2020 we were notified of a class-action lawsuit filed by the Argentine Consumer Defense Association, (“ADUC”) as representative of consumers, against the Bank, claiming that interest rates applicable to automatically renewable fixed terms were incorrect and requesting the Bank to cease their application and to reimburse the differences plus related interest. As of the date of this annual report, this class action is currently on trial.

In July 2021 we were notified of a class-action lawsuit filed by the Defense of the Insured, Consumers and Users Civil Association (“ADACU”), as representative of consumers, against the Bank, claiming the obligation of the Bank to inform its clients of their obligation to extinguish the amount owed in the event of the death or permanent total disability of the debtor, by contracting insurance or self-insurance. As of the date of this annual report, this class action has been answered and the next procedural step is the trial of the case.

In November 2021 we were notified of a class-action lawsuit filed by ADACU, as representative of consumers, against the Bank, demanding the payment of compensation for material damage and punitive damage to all customers who owned a VISA card issued by the Bank and other co-defendant banks, resulting from alleged unlawful collusion between Prisma Medios de Pagos S.A.’s shareholders in the setting of prices in the discount and exchange rate for the use of the aforementioned credit card. It is claimed that the financial entities comprising Prisma Medios de Pagos S.A.’s shareholders had incorporated a company and agreed to set the price of the discount rate for the use of the VISA credit card, eliminating competition and violating competition defense law. As of the date of this annual report, we have answered the complaint.

On March 2, 2022 we were notified of a class-action lawsuit initiated by ADUC on a regular proceeding. The plaintiff challenges the receipt by the Bank of the charge “PRIORITY PASS VISIT” alleging that such charge had not been previously agreed with credit card users, which would entail a unilateral modification of the contractual conditions and a breach of users’ and consumers’ information rights. ADUC requests the Bank to stop charging the “PRIORITY PASS VISIT” charge, the restitution of the amounts charged plus interest and costs, as well as the imposition of a civil fine. As of the date of this annual report, the complaint has been answered and the next procedural step is the conciliation hearing set forth in Section 360 of the Argentine Procedural Code and, and if no agreement is reached, the trial of the case.

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

As of December 31, 2022, our parent company, BBVA, directly or beneficially owned 66.55% of our capital stock. As a result, BBVA controls virtually all decisions with respect to our company made by shareholders. It may, for example, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities and determine the timing and amounts of dividends, if any, always subject to the applicable legal framework. Its interests may conflict with your interests as a holder of our shares or ADSs, and it may take actions that might be desirable to BBVA but not to our other shareholders.

Our ability to grow our business depends on our ability to manage our relationships with partners and grow our deposit base.

We seek to grow our business by, among other means, increasing our client base. Our strategic partnerships are important components of our client acquisition strategy. We have various strategic partnerships, which include Despegar, MOVE Concerts Argentina S.A., Medios y Contenidos Producciones S.A. and En Vivo Producciones S.A., the last four within the entertainment sector. Distribution channels include credit card programs with Club Atlético River Plate Asociación Civil and Club Atlético Boca Juniors Asociación Civil, Argentine soccer clubs, La Caja Seguros within the insurance sector, as well as the agreements with automobile companies Peugeot Citroen, Renault and Volkswagen, which we depend on to expand our client reach cost-effectively, further expand our points of presence and enhance our value proposition. Any deterioration in our relationships with our strategic partners could adversely affect our strategy and materially and adversely affect our business, results of operations and financial condition.

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

On October 5, 2022, the Bank obtained another favorable judgment from the Federal Court for Administrative Litigation No. 2, to our request for a declaratory judgment filed on May 13, 2019 for our 2018 tax return in the same form as those previous sentences. On October 6, 2022, the tax authorities appealed the sentence.

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

The Argentine economy qualifies as a hyperinflationary economy under IAS 29. Given that the peso is our functional currency, we apply IAS 29 for periods ending after July 1, 2018, and our Consolidated Financial Statements and other financial information are presented in terms of the measuring unit current at December 31, 2022.

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

The total cumulative inflation in Argentina in the 36 months prior to December 31, 2022, as measured by both consumer and wholesale price indexes published by INDEC, exceeded 100%. Qualitative macroeconomic factors, including the depreciation of the peso in recent months, also support the conclusion that Argentina is a hyperinflationary economy for accounting purposes. Accordingly, IAS 29 is applicable to any financial statements as from July 1, 2018 included in any of our filings with the SEC under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Argentine accounting standards authorities have reached a consensus that the “general price index” for IAS 29 purposes is determined considering the wholesale price index up to December 2016 and the CPI from then onwards. These indices have been determined or referred to the INDEC. Therefore, our Consolidated Financial Statements included in this annual report are adjusted by applying the relevant indices and presented in terms of the measuring unit current at December 31, 2022.

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

The statutory consolidated annual financial statements that the Bank prepares to comply with the requirements of the Central Bank are prepared pursuant to the reporting framework established by the Central Bank requiring supervised entities to submit financial statements prepared pursuant to IFRS-IASB except for:

(i)	the application of the expected credit loss model set forth under paragraph 5.5. of IFRS 9 for debt instruments issued by the public sector;

(ii)

for 2021 and 2020, the accounting treatment applied to the investment held by the Bank in Prisma Medios de Pago S.A., which was made on the basis of the provisions of Memoranda No. 7/2019 and No. 8/2021 issued by the BCRA, each dated on April 29, 2019 and May 22, 2021, respectively. In March 2022, we transferred to a third party the shares we owned in Prisma Medios de Pago S.A and, as a result the income (loss) thereof was recorded in the three-month period ended March 31, 2022. If the fair value of our interest in Prisma Medios de Pago S.A. had been determined on the basis of IFRS-IASB, the income (loss) for previous years and for the year ended December 31, 2022 would have been different. This accounting treatment does not affect the shareholders’ equity value as of December 31, 2022; and

(iii)

the treatment to be applied to uncertain tax positions, which follows the guidance prescribed by Memorandum No. 6/2017 Financial Reporting Framework Established by the BCRA issued on May 29, 2017. As of December 31, 2021, such provision had been reversed in the statutory consolidated financial statements.

Because of such differences, our statutory consolidated annual financial statements for the fiscal years ended December 31, 2022, 2021 and 2020 are not comparable with the Consolidated Financial Statements included herein. In addition, we will continue to have differences during 2023 between our statutory consolidated financial statements and the financial statements required by IFRS-IASB. We do not intend to report in accordance with IFRS-IASB on an interim basis during 2023. Consequently, our interim financial information for 2023 will not be comparable with the Consolidated Financial Statements and other information contained in this annual report on Form 20-F.

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

Pursuant to Communication “A” 7421 dated December 16, 2021, the Central Bank enabled financial entities, from January 1, 2022 to December 31, 2022, to distribute dividends for up to 20% of their “distributable profit”. Financial entities, having the previous authorization of the Central Bank, had to make this distribution in twelve equal, monthly and consecutive installments.

By Communication “A” 7719 dated March 9, 2023, the Central Bank enabled financial entities, with its prior authorization to distribute dividends for up to 40 % of their “distributable profit” in six equal, monthly and consecutive installments from April 1, 2023 to December 31, 2023.

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

Our management has issued a report on its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022 and concluded that the Bank’s internal control over financial reporting was effective as of such date. See “Item 15. Controls and Procedures”.

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

Since the Fernández administration assumed office, numerous new laws have been enacted and rules modified, including (i) the enactment of the Law of Social Solidarity and Productive Reactivation within the framework of the public emergency, providing for a 30% tax on foreign transactions; (ii) the obligation for banks to open universal free accounts to certain people (people who have no bank account and who wish to have access to a no-fee free savings account in pesos); (iii) a special treatment for UVA-adjusted mortgage loans designed to limit the impact of inflation and generally limit payments to a maximum of 35% of family income until February 2021; (iv) minimum interest rates were set for certain time deposits; (v) new requirements regarding certain fintech “virtual wallet” payment service providers were approved; (vi) the use of interbank debit for the payment of new credits was prohibited; (vii) a maximum nominal interest rate of 55% was set for credit card financing; (viii) reporting of increases and additions to bank fees for a period of 180 days from February 19, 2020 was prohibited; and (ix) according to Communication “A” 6768, financial institutions had to have the prior authorization of the Central Bank of the Argentine Republic for the distribution of their results. In addition, on March 19, 2020, the BCRA issued Communication “A“6939 whereby the distribution of dividends was suspended until at least June 30, 2020. Communication “A” 7035 dated June 4, 2020 extended said suspension until December 31, 2020, which was subsequently extended to June 30, 2021 by Communication “A” 7181 and to December 31, 2021 by Communication “A” 7312.

Several rules were enacted during 2020 which, among others: (i) required the remaining balance arising from credit cards to be automatically refinanced between September 1, 2020 and September 30, 2020 up to a maximum rate of 40%; (ii) established the minimum rates for retail customers subject to certain variables; (iii) froze the installments of home mortgage loans and pledge loans adjusted to UVA index, and any unpaid installments were rescheduled; and (iv) ordered financial institutions to request any loan unpaid installments to be paid at the end of the life of the loan. Additionally, on March 19, 2020, the Central Bank issued Communication “A” 6938, temporarily easing the criteria to classify banks’ debtors established in the “Debtors’ Classification” rules and introduced certain changes to the manner in which financial institutions calculate RPC. Furthermore, in response to the crisis triggered by the Covid-19 pandemic, the Central Bank adopted a series of credit stimulus measures aimed at the most vulnerable economic sectors, primarily micro, small and medium-sized companies and the self-employed and eased reserve requirements for financial institutions that extended such credit lines. For a description of the effects of these regulations on BBVA Argentina, see “Item 5. Operating and Financial Review—Effects of Recent Regulatory Changes on BBVA Argentina”.

Financial institutions were also ordered to grant certain clients approved by the Argentine Tax Authority (“AFIP”) who applied for them, credit facilities at regulated rates denominated in pesos called “Zero Rate Credit” and “Zero Rate Credit Culture” provided for in Decree No. 332/2020, as amended.

Fees on automatically processed operations were suspended for a certain period of time and the possibility of notifying users of financial services of fee increases was suspended for 180 days, and after that period it was established that the expansion would be progressive for commodities.

During 2021 some of the rules issued during 2020 to mitigate the effects of the Covid-19 pandemic were relaxed while others were reinforced, including those enacted in relation to the protection of financial users, including the following: (i) the BCRA modified the terms for the settlement of credit card payments by shops; (ii) the requirements for online pre-approved credit were amended to exempt banks from certain requirements to grant the credit if the identity of the debtor was verified through biometric solutions with proof of life or upon cancellation by the bank of the approved credit and the assumption of the refund of the sums involved in a complaint filed by a client; (iii) the BCRA established new security measures to strengthen security regarding electronic payments and prohibiting wallets to link credit/debit cards other than those of the wallet holder; (iv) the Ministry of Commerce established mandatory minimum quality standards for remote care and communication services for suppliers of goods and services (with a six-month implementation period), including mandatory telephone assistance per person, online waiting times of no more than five minutes, guidelines for collection communications (free debt, mandatory data in letters, etc.), the prohibition of recordings to sell products or collect debts, the requirement to have trained personnel for personalized customer service, the establishment of deadlines for resolution of queries and complaints and the obligation to receive complaints from consumer associations from their official mail boxes, among others; (v) the Good Business Practices Guide on Gender and Diversity was adopted and the Consumer Protection Authority was requested to take all the necessary measures for its implementation, with suppliers of goods and services being invited to join; and (vi) the BCRA prohibited the financing in installments of purchases made by individuals and legal persons with credit cards of tickets abroad and other tourist services abroad (such as accommodation, car rental, etc.), whether carried out directly with the service provider or indirectly, through a travel agency and/or tourism, web platforms or other intermediaries.

Similarly, during 2022, several restrictions already existing in 2021 were maintained including minimum rates for fixed terms, or maximum charges for credit card financing. Additionally, restrictions on overseas purchases were applied by prohibiting the financing of overseas products received through the postal system, or purchases in installments with credit cards in duty-free shops. New taxes for consumption abroad increased and were created. Additionally, the Central Bank issued accessibility guidelines for disabled persons for compliance by financial institutions.

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

We are exposed to compliance risks.

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

Although we have adopted policies, procedures, systems and other measures to manage compliance risk, we are dependent on our employees and external suppliers for the implementation of these policies, procedures, systems and other measures, and we cannot guarantee that these are sufficient or that our employees (5,888 as of December 31, 2022) or our business partners, agents and/or other third parties with a business or professional relationship with us, do not circumvent or violate our ethics and compliance regulations, acts for which such persons or us could be held ultimately responsible and/or that could damage our reputation. In particular, acts of misconduct by any employee, and particularly by senior management, could erode trust and confidence and damage our reputation among existing and potential clients and other stakeholders. For example, on October 25, 2022 we were notified by the BCRA of the opening of several criminal proceedings against the Bank and certain of its directors and employees related to exchange operations carried out in alleged breach of the provisions of point 9 of Communication “A” 6770 BCRA (in relation to tickets associated with operations carried out between residents and the advanced payment of imports). The Central Bank proceeded to accumulate the different files and treat them as a single case. Depositions have been filed by the Bank and all accused directors and employees. Our actual or alleged misconduct in any number of activities or circumstances, including operations, employment-related offenses such as sexual harassment and discrimination, regulatory compliance, the use and protection of data and systems, and the satisfaction of client expectations, and actions taken by regulators or others in response to such misconduct, could lead to, among other things, sanctions, fines and reputational damage, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

If there is a breach of the applicable regulations or of our ethics and compliance regulations or if the competent authorities consider that we do not perform the necessary due diligence inherent to our activities, such authorities could impose limitations on our activities, revoke our authorizations and licenses, or impose economic penalties, all of which could have a significant adverse impact on our business, financial condition and results of operations. Furthermore, we from time to time conduct investigations related to alleged violations of such regulations and of our ethics and compliance regulations, and any such investigation or any related proceeding could be time consuming and costly, and its results difficult to predict.

Further, the Covid-19 pandemic led to new specific regulations largely focused on consumer protection being adopted in many countries, including Argentina, mainly in 2020. The need to timely adapt the Group’s processes and systems to these new regulations under the then prevailing circumstances posed a compliance risk. Likewise, the increase in remote account opening driven in part by the pandemic has resulted in increased money laundering risks. Additionally, criminals have sought to exploit the opportunities created by the pandemic across the globe, which has resulted in increased money laundering risks associated with counterfeiting of medical goods, investment fraud, cyber-crime scams and exploitation of economic stimulus measures put in place by governments. Increased strain on our communications surveillance frameworks could raise our market conduct risk.

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

The Consolidated Financial Statements included in this annual report on Form 20-F have been prepared in accordance with IFRS-IASB. By contrast, the Bank’s statutory consolidated annual financial statements for the fiscal year ended December 31, 2022 were prepared pursuant to the reporting framework established by the Central Bank requiring supervised entities to submit financial statements prepared pursuant to IFRS-IASB with certain exceptions. We will continue to have differences during 2023 between our statutory consolidated financial statements and the financial statements required by IFRS-IASB. We do not intend to report in accordance with IFRS-IASB on an interim basis during 2023. Consequently, our interim financial information for 2023 will not be comparable with the Consolidated Financial Statements and other information contained in this annual report on Form 20-F. See “Presentation of Financial Information” and “Item 3. Key Information—D. Risk Factors—Risks Relating to the Argentine Financial System and to BBVA Argentina—The Argentine economy qualifies as a hyperinflationary economy under IAS 29. Given that the peso is our functional currency, we apply IAS 29 for periods ending after July 1, 2018, and our Consolidated Financial Statements and other financial information are presented in terms of the measuring unit current at December 31, 2022”.

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

During the first quarter of 2020, the Fernandez administration started to negotiate with private creditors to restructure the scheduled maturities of public debt. However, on March 19, 2020, the government declared a lockdown in order to prevent the spread of the Covid-19 pandemic and work on strengthening the health system, all of which had a significant impact on the ongoing debt negotiations and economic activity. The measures adopted by the government led to the slowdown or suspension of most non-essential activities carried out by individuals, which had a significant impact on the economy at the national, regional and global levels, due to the disruption or slowdown of supply chains, coupled with rising economic uncertainty, as evidenced by the increased volatility in asset prices and exchange rates, and a decline in long-term interest rates.

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

Inflation accelerated from 36.1% in 2020 to 50.9% in 2021, while the economy faced constant exchange rate pressures during the year and the premium between the official and the parallel exchange rate exceeded 100% for several months. The Central Bank introduced further exchange market restrictions and import controls during 2021 to curb the depreciation of the peso, which depreciated 23% in the year.

Thereafter, the government presented to Congress a bill for a new agreement with the IMF which would replace the SBA signed in 2018. The bill was approved in March 2022 despite the lack of endorsement by the Kirchnerist wing of the ruling coalition. The new program is an EFF, for a ten-year term (with a grace period of 4 and a half years), and it does not require any structural reforms. Compliance with the EFF is reviewed on a quarterly basis and compliance of the economic targets is necessary to cover the maturities of the SBA. The EFF contains the minimum requirements for fiscal convergence, reserve accumulation and reduction of monetary issuance for a path towards fiscal balance in 2025, an accumulation of USD 15 billion of net international reserves in the next three years, and a reduction of the Treasury’s monetary financing, to zero in 2024.

In 2022 political and economic instability has been high, including with regards to the economic cabinet, which had three Ministers of Economy during the year. In July, following a month of very high economic and financial tensions, the Minister of Economy Martín Guzmán unexpectedly resigned being replaced by Silvina Batakis. She was appointed without the support of the entire ruling coalition, and in the midst of a failed attempt to calm financial tensions, she was replaced by Sergio Massa (a lawyer by profession and one of the main partners of the ruling coalition) only 24 days after taking office. His appointment brought calm to the markets, and since his arrival he has implemented a slow but consistent reduction of the fiscal deficit, focused on the revision of subsidies to public services tariffs, and an accumulation of international reserves centered on a multiple exchange rate scheme, with benefits for soybean exporters. Finally, direct transfers from the Central Bank to the Treasury have been reduced to Ps.130 billion since September 2022 compared to Ps. 630 billion between January, 2022 and July, 2022

In 2022, GDP grew 5.2% while inflation reached 94.8%, the highest value since 1991.

Economic Data

•	Economic Activity

In 2022, GDP grew 5.2%. The normalization of economic activity after the Covid-19 pandemic was the main driver for this growth.

The unemployment rate decreased again in 2022 and stood at 6.3% at December 31, 2022 compared to 8.7% at December 31, 2021. However, the quality of employment did not improve, with a higher incidence of underemployment and workers working in the informal economy. The average job informality (measured as the self- employed plus the employees with no social security over the total employees) rose from 45.4% in 2020 to 47.1% and 49.7% in 2021 and 2022, respectively, according to INDEC.

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

In 2022, inflation reached 94.8%, its highest value since 1991. The increase in prices that followed Minister Martin Guzman sudden departure together with the adjustments in the regulated prices partly explain the inflationary acceleration in 2022 compared to 2021. Core inflation was 90.6% while regulated prices grew 85.7%.

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

The Government met the fiscal target with the IMF in 2022, accumulating a primary fiscal deficit of 2.4% of GDP (with a target of 2.5%). Compliance was largely due to the deceleration of spending in the second half of the year as a result of the adjustment of subsidies to utility tariffs, and to higher tax revenues derived from increased economic activity and the higher than expected liquidation of soybean dollars. The public sector recorded a primary fiscal deficit of Ps. 1.95 trillion in 2022.

Measures taken by the govermment during the second half of 2022 partly corrected the dynamics of the fiscal result supported by the implementation of the soybean dollar in September and December and the advanced payment of corporate extraordinary income tax installments. Primary expenditure, which had increased 11.4% in real terms during the first half of 2022 compared to the first half of 2021, decreased by 9.4% in real terms during the second half of 2022 compared to the second half of 2021, primarily due to the adjustment of social benefits and subsidies which, measured in real terms, fell by 7.6% and 24.2%, respectively, in the second half of 2022. As a result, the primary deficit amounted to 2.4% of GDP in 2022.

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

Trade surplus decreased in 2022 due to higher energy prices, one of Argentina’s main imports. As a result, the trade balance amounted to US$6,923 million, a 53% decrease compared to 2021. Exports amounted to US$88,445 million while imports amounted to US$81,522 million.

In the foreign exchange market, the peso depreciated by 42.6% in 2022, reaching 177.1 Ps/US$ on December 31, 2022.

International reserves were US$44.6 billion as of December 31, 2022, a US$4,9 billion increase compared to the balance as of December 31, 2021, mainly due to the application of a differential exchange rate to soybean exports.

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

Monetary Policy

President Fernandez took office on December 10, 2019. A week later, the government sent the “Social Solidarity and Productive Reactivation Law” to Congress, which was passed on December 23 (Law Nº 27,541). Among other measures, the government increased export taxes and levied a 30% tax on foreign exchange purchases for tourism, expenditures abroad, or without specific application. Previously, the Central Bank had established a maximum limit of US$200 for the purchase of foreign currency per calendar month across all entities authorized to trade in foreign exchange, as well as for purposes of formation of foreign assets, family assistance remittances, and transactions with derivatives.

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

Following a soft monetary policy in 2021, in 2022, the Central Bank raised interest rates to cope with accelerating inflation. The monetary policy rate rose from 38% in January 2022 to 75% in September 2022, and has remained stable at 75% since then.

In 2022, the Central Bank issued money amounting to 3.6% of GDP to assist the Treasury by means of direct transfers and the purchase of Treasury instruments in the secondary market. The monetary base grew 42.4% in 2022 due to the Central Bank absorbing part of the money surplus via interest bearing liabilities, which amounted to 11.8% of GDP as of December 2022.

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

Private sector deposits grew 91.7% in 2022 compared to 2021. This was mainly explained by a 124.1% increase in term deposits and a 76.2% increase in sight deposits with term deposits increasing more than sight deposits primarily due to the inflationary acceleration in 2022, with inflation increasing from 50.9% in 2021 to 94.8% in 2022. Dollar denominated deposits fell by 4.7% in 2022 compared to 2021. Finally, loans for individuals and companies grew 65.2%, with those denominated in Peso growing 66.2% and those denominated in USD decreasing 11.4%.

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

On March 29, 2022, Mrs. Goiri Lartitegui presented, and the Board of Directors accepted, her resignation as member of the Board. The shareholders’ meeting held on April 29, 2022 elected Mr. de Cristóbal de Nicolás to succeed Mrs. Goiri Lartitegui and become the new chairman of the Board. Through Resolution No. 355 dated September 15, 2022, the BCRA did not comment on the appointment of Mr. de Cristóbal de Nicolás as chairman of the Board.

B.	Business Overview

BBVA Argentina is a subsidiary of Banco Bilbao Vizcaya Argentaria S.A., its main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including individuals, SMEs, and large companies. BBVA Argentina subsidiaries are BBVA Asset Management Argentina S.A. and Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) in the financial sector, and PSA Finance Argentina Compañía Financiera S.A, and Volkswagen Financial Services Cía Financiera S.A. in the automotive finance sector. It also holds a joint venture relationship with Rombo Compañía Financiera S.A., also in the automotive finance sector, and small interests in its associates BBVA Consolidar Seguros S.A., Interbanking S.A., Play Digital S.A. and Openpay Argentina S.A.

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

As of December 31, 2022, the Bank had total consolidated assets of Ps.1,951.9 billion, of which Ps.717.1 billion comprised its loan portfolio. Regarding liabilities, the Bank had consolidated total liabilities of Ps.1,590.5 billion, of which Ps.1,313.8 billion were total deposits. Total shareholders’ equity was Ps.361.4 billion, on a consolidated basis. Consolidated net profit for the year ended December 31, 2022, was Ps.57.9 billion and for the year ended December 31, 2021 was Ps.18.2 billion.

BBVA Argentina is the third largest privately-owned bank, and fifth largest bank in Argentina in terms of private loans (as of November 2022, on a consolidated basis, as per Central Bank last quarterly available information). As of December 31, 2022, the Bank had 8.2% of total banking system private loans on an unconsolidated basis, and 9.1% on a consolidated basis. Market share as of December 31, 2022 for retail loans (including consumer, mortgage, credit card and pledge loans) was 8.6% on an unconsolidated basis and 9.5% on a consolidated basis. Market share for commercial loans (including discounted instruments, overdrafts, financial leases, financing and prefinancing of exports and other loans) as of December 31, 2022 was 7.6% on an unconsolidated basis and 8.6% on a consolidated basis. BBVA Argentina is the third largest local private bank, and fifth largest bank in Argentina in terms of private deposits (as of November 2022, on a consolidated basis, as per Central Bank last quarterly available information). As of December 31, 2022, the Bank had a 6.6% market share of total banking system private deposits.

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

The Bank manages the following entity-wide business lines:

•

Retail banking, through which it offers financial services to individuals across all income segments. The Bank’s main retail banking products include checking and savings accounts, time deposits, credit cards, consumer and pledge loans, mortgages, insurance and investment products. Despite the Bank’s historically strong presence within the middle-income and affluent segments of the population, its products and distribution channels are designed to attract clients across all client segments. As of December 31, 2022, there were approximately 3.58 million active (defined as a client of at least one product with at least “one movement” in the last three months or with a minimum deposit balance) retail banking clients, compared to 3.24 million active retail banking clients as of December 31, 2021. The Bank’s market share for consumer and mortgage loans as of December 31, 2022, was 6.2% and 2.0%, respectively. In terms of pledge loans, the Bank’s market share was 2.1% on an unconsolidated basis and 10.0% on a consolidated basis. In terms of credit card loans, the Bank’s market share was 12.5% (including Visa and Mastercard active cards). As of December 31, 2022, 2021 and 2020, we had total loans and advances of Ps.387.8 billion, Ps.434.4 billion and Ps.465.6 billion, respectively, and total deposits of Ps.786.3 billion, Ps.786.3 billion and Ps.839.7 billion as of the same dates, respectively, within this business line.

•

Small and medium-sized companies (SMEs), through which the Bank offers financial services primarily to local private-sector companies. The Bank’s main SME products include financing products, factoring, checking accounts, time deposits, transactional and payroll services, insurance and investment products. As of December 31, 2022, the Bank had more than 109 thousand SME clients. SMEs are a key element for economic growth in Argentina, and the Bank is focused on expanding the number of clients it serves and on being a strategic ally to its SME clients, supporting them with tailored products and transactional solutions, as well as with differentiated customer support through its 243 branches. As of December 31, 2022, 2021 and 2020, we had total loans and advances of Ps.261.9 billion, Ps.243.2 billion and Ps.259.0 billion, respectively, and total deposits of Ps.243.4 billion, Ps.290.1 billion and Ps.298.6 billion as of the same dates, respectively, within this business line.

•

Corporate and investment banking (CIB), through which the Bank offers financial services to some of the largest Argentine corporations and multinational companies operating in Argentina. Corporate banking is divided by industry sector: consumers, heavy industries, and energy, providing customized services to large companies. In addition to the products offered to SMEs, corporate and investment banking clients are provided with global transaction services, global markets solutions such as risk management and securities brokerage, long-term financing products including project finance and syndicated loans, and corporate finance services including mergers and acquisitions and capital markets advisory services. As of December 31, 2022, the Bank had more than 800 corporate banking clients, which included substantially all of the largest corporates and multinational companies in Argentina. Within the CIB business line, the Bank is focused on leveraging the deep expertise of its industry-focused relationship executives, supported by the BBVA Group’s global network, to continue to provide bespoke global financial solutions to its corporate client base. BBVA Argentina is focused on being a trusted partner for its corporate clients as they seek to finance investment opportunities, particularly within certain sectors of the economy where investment has lagged, such as telecommunications, energy and infrastructure. As of December 31, 2022, 2021 and 2020, we had total loans and advances of Ps.67.4 billion, Ps.60.6 billion and Ps.97.5 billion, respectively, and total deposits of Ps.284.1 billion, Ps.303.3 billion and Ps.267.9 billion as of the same date, respectively, within this business line.

BBVA Argentina offers its products and services through a wide multiple-channel distribution network with presence in all the Argentine provinces and in the City of Buenos Aires, servicing 3.7 million active clients as of December 31, 2022. This network includes 243 branches (47% owned and 53% rented or leased), which provide services to the retail business line and to SMEs, corporations and institutions. Complementing the distribution network, as of December 31, 2022, there were 15 in-company branches, seven points of sales (contact points that only offer automated services and sales support, but have no approval by the BCRA to operate as a branch), two points of express support (branches without in-person customer service), 881 ATMs and 854 self-service terminals (“SSTs”, terminals that allow transactions without the need of a personal code or ID number). As of December 31, 2021, the Bank had 243 branches (46% owned and 54% rented or leased), 15 in-company branches, seven points of sales, two points of express support, 884 ATMs and 854 SSTs.

The Bank (including its subsidiaries) had a total of 5,888 employees (total active employees including permanent and temporary employees and excluding expatriates) as of December 31, 2022, of which 1,877 were working in the branch network and 4,011 in central offices. This compares to 5,863 employees as of December 31, 2021, of which 2,000 were working in the branch network and 3,863 were working in central offices.

BBVA Argentina has invested in its physical and digital distribution network, making it possible to offer a differential, flexible, convenient banking experience to its customers. In addition, the Bank considers that with the existing distribution structure, it has the necessary reach and scale to facilitate expected growth while improving its operating efficiency, number of customers and products. The following table sets forth information regarding our footprint by province as of December 31, 2022:

	Branches	Points of Express Support	ATMs	SSTs	Points of Sale	In-Company Banks
Ciudad Autónoma de Buenos Aires	78	1	274	257	2	4
Buenos Aires	83	0	336	292	2	9
Catamarca	1	0	3	3	0	0
Córdoba	15	0	35	50	0	0
Corrientes	2	0	9	6	0	0
Chaco	2	0	7	9	0	0
Chubut	5	0	15	14	1	0
Entre Ríos	6	0	15	16	0	0
Formosa	1	0	5	6	0	0
Jujuy	1	0	3	4	0	0
La Pampa	2	0	3	7	0	0
La Rioja	1	0	4	4	0	0
Mendoza	11	0	35	37	0	0
Misiones	2	0	6	10	0	0
Neuquén	4	0	14	12	0	0
Río Negro	3	0	10	11	0	1
Salta	2	0	7	12	0	0
San Juan	2	0	10	11	0	0
San Luis	2	0	6	7	0	0
Santa Cruz	3	0	9	7	0	0
Santa Fe	11	0	43	46	2	1
Santiago del Estero	1	0	4	8	0	0
Tucumán	3	1	18	19	0	0
Tierra del Fuego	2	0	10	6	0	0
Total	243	2	881	854	7	15

BBVA Argentina provides an electronic banking service, a modern, secure and functional internet banking platform (bbva.com.ar) and mobile banking apps such as BBVA App. Within the digital payments offering, the Bank has also implemented NFC technology for its clients’ use. The BBVA App has been implemented in selected countries within the BBVA Group (Peru, Uruguay, Mexico, Argentina, Spain and Colombia) with successful results. The app is developed collaboratively among the countries in which it has been implemented providing the BBVA Group with global synergies in the development of new features and the response to market.

In 2022, some of the most relevant features that have been released include: online recovery of passwords and security factors (without the need of resorting to a physical branch or ATM), “Remember me” login and discreet mode functionalities, among others.

MODO (Play Digital S.A.) (“MODO”), a payment solutions app launched together with other Argentine banks at the end of 2020, is now part of the digital offering the Bank has for its clients. This payment platform allows wire transfers and cashless payments through mobile phones allowing users to access their banks’ available promotions. As of December 31, 2022, BBVA Argentina held an 8.92% market share of active users (active users of MODO that have made a transaction, payment or transfer, in the previous 30 days). MODO complies with the Central Bank’s interoperable QR regulation, enabling replacement of debit cards.

Additionally, during 2022 the Bank has developed Openpay (Openpay Argentina S.A.), a service that allows merchants to collect sales from debit and credit cards, and offer payments in installments. Through Openpay, merchants can execute in-person transactions through a card reader which is connected to a mobile phone, or carry out remote sales through a payment link.

BBVA Argentina has also gradually transformed part of its branches into “digital branches”: a combination between human capital and structure facilities to promote client self-service, aiming to digitalize and migrate clients to remote channels. Strategic pillars of these branches include: the mixed roles of customer service staff oriented to guide the client, the availability of digital tools, the limitation of teller service for specific transactions, and the availability of a customer service protocol where the importance of each role and client dynamics are detailed. As of December 31, 2022, BBVA Argentina had 24 “fully-digital” branches (branches where teller services are not available).

As of December 31, 2022, active retail digital clients reached 2.3 million with a 61.8% penetration over total active clients (2.7 million), versus a penetration of 61.5% as of December 31, 2021. Active retail mobile clients were 2.0 million, representing a 55.4% penetration as of December 31, 2022, versus a penetration of 53.2% as of December 31, 2021.

In 2022, accumulated retail digital sales measured in units reached 83.9% of total sales (compared to 80.0% in 2021) and represented 57.0% of the Bank’s total sales measured in monetary value (compared to 53.0% in 2021). Digital and mobile transactions (including online and mobile banking, net cash online and mobile, and non-banking correspondents including MODO) increased 28.4% in 2022 compared to 2021.

Our distribution network is complemented by strategic partnerships. Some of these include Despegar.com.ar S.A., a leader in the Latin America online travel sector; Fravega SACEI, a leader in the Argentine household appliances sector and Falabella S.A., through its brand SODIMAC, a leader in home improvement stores. Within the entertainment industry, we have strategic partnerships with Cinemark Argentina S.R.L., Hoyts General Cinema de Arg S.A, MOVE Concerts Argentina S.A., Medios y Contenidos Producciones S.A, and En Vivo Producciones S.A. Additionally, we have alliances with Club Atlético River Plate Asociación Civil and Club Atlético Boca Juniors Asociación Civil, Argentine soccer clubs.

Within the automotive finance industry, our subsidiaries include PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. We also hold a joint venture relationship with Rombo Compañía Financiera S.A.

All of these relationships have allowed the Bank to increase its client reach cost-effectively, and further expand its business and points of presence while enhancing its value proposition.

Business Strategy and Model

In 2022 there was significant uncertainty worldwide as a result of a growing geopolitical risk, the invasion of Ukraine, rising inflation, and interest rate hikes, all of which adversely affected the growth expected after the emergence from the Covid-19 pandemic. However, against this backdrop, the global trends on which the Bank’s strategy is based proved to have a critical role in economic transformation: Digitization, Innovation and Decarbonization.

All these trends helped support the Bank’s strategy, which revolves around a single purpose: “Making all the opportunities of this new era available for all”. Through innovation and technology, the Bank seeks to have a positive impact on people’s lives and on companies’ businesses, providing access to products, advice and solutions that help customers make better finance decisions and achieve their life and business goals.

Guided by this purpose, the Bank’s strategy is based on six strategic priorities:

1.	Improving our clients’ financial health

The Bank seeks to become a trusted financial partner to its clients to help them improve their financial health, by means of tailor-made advice, based on technology and responsible use of data.

Money management is a major concern for many people and the Bank wants to help its clients improve their financial health from two perspectives:

•

On the one hand, by supporting them in the day-to-day management of their finances, helping them gain a better understanding of their income and expenses, and managing their future needs, saving capacity, etc.

•	On the other hand, by helping them make better financial decisions to achieve their mid- and long-term life and business goals through tailor-made advice.

2.	Helping our clients transition towards a sustainable future

While climate change is a challenge that requires immediate action, it also poses a significant business opportunity for the financial sector. The decarbonization of the economy will have an impact on industrial facilities, people’s mobility and consumption patterns, as well as on home equipment, requiring people to make significant investments that will span for several decades.

The development of inclusive growth also poses an opportunity for the Bank. The current environment, characterized by intensive digitization and use of data, facilitates the delivery of an efficient service, with a better understanding of clients’ behaviors. Such environment allows the Bank to have access to new business opportunities that benefit inclusive economic development, disadvantaged sectors and inclusive infrastructures, as well as to provide general banking access, leveraged by digital channels and new relationship models.

3.	Reaching more clients

Scale is becoming essential to the banking business. The Bank seeks to accelerate profitable growth, supported by its own channels wherever its clients are.

In this sense, the Bank has identified certain key profitable growth drivers, including payment activities, insurance, asset management and companies’ cross-border businesses, as well as the valuable SMEs and private banking portfolios.

The key role that innovation plays in the Bank’s growth is reflected in our increased commitment to the development of new business models, such as digital banking and the creation of BBVA Spark, a tool that provides a full range of financial services to support innovative businesses at their several growth stages.

4.	Driving operational excellence

The Bank endeavors to offer the best customer experience and is transforming its relationship model to adapt to its clients’ behavior. To that end, the Bank facilitates access to its products and services by means of easy processes. The commercial network’s role is increasingly focused on high value-add transactions, redirecting low value-add transactions to self-service channels in order to reduce costs and gain productivity.

The transformation of the relationship model is accompanied by a change in the operating model, which is focused on process reengineering, seeking to increase automation and improve productivity, and speed up the time to market of new products and features.

Operational excellence includes risk management discipline, both for financial and non-financial risks, and capital use optimization, all of which are key factors to obtain returns that are higher than our cost of capital.

5.	The best and most engaged team

Our team is a key factor to our strategy success. We believe we have a diverse and empowered team, with a distinct culture, guided by the Bank’s purpose and values, and driven by a talent development model that offers growth opportunities to everyone.

The Bank strives to boost the growth and education of its employees, ensuring that they have the skills, knowledge and experience required to achieve the Bank’s strategic goals efficiently and effectively. The Bank also strives to ensure that its employees live up to its values and behaviors. The Bank believes that people wish to belong to companies inspired by a purpose, with an attractive culture and values that foster diversity, inclusion, equality, social impact, and appreciation for the work done.

6.	Data and technology

Data and technology are clear strategy accelerators. The Bank’s commitment to advanced analytics capabilities, together with secure and reliable technologies, allows it to create distinctive solutions that help create competitive advantages.

The use of data and new technologies also helps in the implementation of increasingly global processes that can be used in several geographies and that are easily scalable, reducing the processing unit cost.

The Bank continues to make progress in developing an increasingly robust security and privacy model (cybersecurity, business processes, fraud and data security).

Goals

By executing this strategy, the Bank pursues the following goals:

•	Becoming the largest scale and most profitable bank in the Argentine market.

•	Becoming a distinctive bank for customers with a unique value proposition.

•	Maintaining a leading position in efficiency.

The Bank’s strategy is based on three pillars:

•	Differentiation, by improving customers’ financial health and helping them transition towards a sustainable future.

•	Seeking high returns, seeking for operational excellence and a growing customer base.

•	Being an accelerator, which involves the best and most engaged team, and empowering the data and technology sector, as main catalysts of innovation and operational excellence.

The Bank seeks to be a “data-driven” bank and deliver quality, reliable and secure solutions, at lower costs.

Business and activities

BBVA Argentina seeks to offer its customers a service of excellence in line with their needs. To such end, it strives to enhance its products and services, leveraging technological innovation, ongoing process improvement, customized service, and exclusive benefits.

Business Lines

Below is an overview of each of our principal business lines and their evolution during 2022.

Retail Banking

BBVA Argentina offers a broad range of products and services to its retail customers, from cash management accounts and financial investment options to insurance, among others, seeking to offer the best banking experience.

As of December 31, 2022, the Bank had 3.6 million retail customers.

Loans

•	Personal Loans

In 2022, the Bank implemented three major improvements:

•	The implementation of pricing engine technology to include a feature to assign an internal rate to each customer, which is determined by its risk scoring and likelihood of acquiring a banking product.

•	The optimization of the Bank’s personal loan selling engine (funnel) to add more information and make the platform more intuitive to offer customers the tools required to self-manage their loans.

•	Journey automation to enable the monthly planning of commercial actions and product communications.

During 2022 the Bank granted Ps.53,065 million in personal loans representing a 6.24% market share (excluding UVA-adjusted loans) in Argentina. In 2022, 155,933 personal loans were originated from digital channels.

•	Pledge Loans

In line with its global sustainability strategy, the Bank continued to offer special lines at promotional rates to finance the purchase of electric and hybrid vehicles.

In 2022, the Bank carried out campaigns at zero rate under its two major alliances: Simpa and Iraola, including the brands KTM, Bajaj, Kawasaki, Royal Enfield and Husqvarna, among others.

During 2022 the Bank granted Ps.6,300 million in pledge loans representing a 9.89% market share in Argentina. In 2022, 7,700 customers were granted pledge loans.

Insurance

In 2022, the Homeowners, Comprehensive Business, Handheld devices and Handbag Protection insurances experienced growth, driven by a strong focus on these products which provide the Bank with higher monthly premiums.

Digital sales increased over total sales, primarily in the Homeowners and Car Insurance categories.

During 2022, the Bank consolidated its strategic alliance with the insurance company La Caja, which is our co-insurer in the Homeowners category, with other categories expected to be added in the future. This alliance seeks to provide the Bank with know-how in insurance digital sales, and embrace other new technologies and products. Additionally, we expect this alliance to provide us with new tools that will enhance the service level and will reduce portfolio turnover ratios.

The table below sets forth the number of policies sold by the Bank in 2022 by category:

Insurance Sales	2022 Number of policies
Homeowners	38,527
ATMs	30,157
Handheld devices	34,268
Life	20,754
Unemployment	16,144
Personal Accidents	10,194
Car	15,458
Handbag Protection	9,428
Purchase Protection	2,451
Comprehensive	8,058
Laptops	513
Other	4,594
Total	190,546

Asset Management

The table below shows the amount of total equity under management accrued as of December 31, 2022 and the variation with respect to 2021.

Equity Management	Amount accrued as of December 31, 2022 in million of Pesos	Year-on-year changes
		In million of Pesos	As a %
Total equity under management	433,901.27	45,665.27	+11.76%
Equity under management in time-deposits funds	407,893.45	65,427.45	+19.10%
Equity under management in market mutual funds	26,007.82	(19,762.18)	(43.18)%
Equity under management in market mutual funds– Fixed income funds	19,850.20	(21,115.80)	(51.54)%

As of December 31, 2022, the Bank had 16 mutual funds under management registered with the Argentine Securities Commission (CNV). Subscriptions and redemptions are permitted in eight of them, while the other eight only admit redemptions.

Fund	Status

FBA Renta Pesos, FBA Bonos Argentina, FBA Ahorro Pesos, FBA Renta Pública I, FBA Renta Fija Plus, FBA Renta Mixta, FBA Calificado y FBA Acciones Argentinas	Subscriptions and redemptions in pesos are allowed.

FBA Horizonte, FBA Horizonte Plus, FBA Bonos Globales, FBA Retorno Total I and FBA Acciones Latinoamericanas	Only redemptions are allowed.

FBA Gestión I, FBA Renta Pública II and FBA Renta Fija Local	These mutual funds are not open for subscription or redemption. They have not been launched to market yet.

Payment Solutions

MODO is a banking wallet developed by Argentina’s major public and private banks. Through it, BBVA Argentina’s customers can make payments and transfer money easily and for free. No new application is required to use the wallet, since transactions can be completed from BBVA’s Go app, BBVA Mobile, and Online Banking.

MODO is a virtual payment solution that can be used to request or transfer money without a CBU (uniform banking key), alias, account number or CVU (uniform virtual key). The platform also allows the user to make payments from a mobile phone, without the need for using cards or cash, or charging a virtual wallet.

In 2022, MODO enabled a new feature that allows to immediately credit refunds on promotions and make payments in more than 77 online stores. In addition, exclusive commercial actions were conducted to encourage usage and adherence, including benefits on coffee shops, restaurants, beauty salons and toy stores.

Debit and Credit Cards

In 2022, the Bank implemented Apple Pay to add VISA credit and debit cards and make contactless payments in a fast and secure manner. The Bank also enabled the “Pause” and “Enable” feature in VISA debit and credit cards, an online banking and mobile app, respectively, to offer more security to its customers. By using this feature, users can deactivate their VISA debit and credit cards if they think they have been lost or stolen. On “pause” mode, any purchase is automatically rejected.

The Bank worked on biometric authentication login for its BBVA Go app to enhance the user experience and facilitate the use of this tool, embracing facial recognition and digital footprint, among other design features.

Additionally, the Bank carried out the following actions on its BBVA Points Reward Program:

•

The migration of the Premium, Premium World and Merchant Acquisition customer portfolios to BBVA Points. The Bank’s alliance with LATAM Pass was terminated and a single loyalty program for all customers was implemented.

•	Several commercial campaigns and actions with Despegar to offer attractive traveling proposals to customers.

•

The launch of a “raffle” feature, where customers could redeem their BBVA Points to participate in a raffle of 10 trips to the World Cup to see the national soccer team. 88% of redeeming customers used their BBVA Points for the first time.

•	Credit Card Spending

BBVA Argentina’s bi-weekly credit and debit card indicator report built upon big data was referred to as a market benchmark and was added to the Bank’s internal scenario-building processes.

•	Partners and Commercial Alliances

In 2022, the Bank continued pursing alliances with strategic partners, such as those entered into with Fravega SACEI, a leader in the Argentine household appliances sector, and Falabella S.A., through its brand SODIMAC, a leader in home improvement stores, offering benefits to individuals upon their first purchase, and financing arrangements to buy motorcycles to customers of Simpa and Iraola.

•	Merchant Acquisition

In 2022, the Bank improved the value proposition for merchants, offering bundle rebates subject to the maintenance of a certain level of credit card transaction deposits. In addition, the Bank developed a merchant acquisition income statement for monthly follow-up. In 2022, the Bank had 53,376 active merchant customers.

Additionally, the Bank launched the BBVA Points Program for merchants and the payment aggregator Openpay, enhancing the value proposition for small- and medium-sized merchants, in line with regional initiatives.

Time Deposits

The Bank implements multiple commercial actions aimed at boosting time deposit sales. In 2022, time deposit rates were regulated by the Central Bank. Sales of time deposits through digital means stood at 98%, while the stock of retail time deposits rose by 130%, from Ps.125,000 million in 2021 to Ps.310,000 million in 2022.

Small and Medium-sized Companies (SMEs)

The Bank’s goals for 2022 were achieved thanks to pre-approved lending techniques that helped increase the Bank’s lending activity within the SME business line.

The Bank offers products and services that allow its customers and businesses to grow, regardless of their size and industry. The Bank aims to advise customers and businesses on the financial options that are most suitable to their needs.

2022 Highlights

Customer Growth

In 2022, the number of customers increased by more than 10% as a result of several actions, such as:

•   Deeper synergy among the retail network’s commercial associates and the corporate business.

•   Kickoff of digital sales processes.

•   Commercial campaigns with associated value offers such as fee waived accounts, awards, cashback, and preferential rates.

•   Inclusion of analytics on cross sell and attrition.

•   Use of rating engines.

The Bank also seeks to empower the business of non-customer SMEs. To such end, it has launched the new Digital Engine, a tool that allows entities that are not yet customers to learn about the type and amount of lending available to them by entering data in four fields and distributing the amount so assigned among four types of core products.

Self-service

Business customer digitalization efforts were ongoing throughout the year, with a focus on:

•   Acquisition of customers through alternative channels;

•   Pre-approved ratings; and

•   Improvement of existing products through the Foreign Trade and Cash Management factories, to further customize them to businesses’ needs.

More than 80% of new check discounting transactions were completed through digital channels, with 65% being entirely digital.

In addition, the Bank now offers a new financial solution to its customers— the One Click loan—offering them access to special financing online. Customers are able to learn on an immediate basis the maximum amount of credit available to them with a firm offer, select the products and assemble a custom-made proposal.

Asset Market Share	The asset market was focused on customers’ Return on Regulatory Capital (RORC), amidst a context of regulated rates and special credit facility programs, in which state-owned banks were the most benefitted. In addition, placing assets primarily among customers with cross sell potential was essential. The bank’s market share grew more than 100 basis points, while the portfolio rose by more than 104% vis-a-vis the previous year-end.

Enterprise Tour

For the fourth consecutive year, the Bank held this networking event where the current economic scenario is discussed with specialized analysts, focused on the relationship with its corporate customers. By sharing experiences with companies, the Bank seeks to identify business opportunities.

In 2022, the Enterprise Tour was an in-person event held in Mar del Plata, Mendoza, Rosario, Córdoba, Tucumán, Neuquén, the Autonomous City of Buenos Aires and Greater Buenos Aires.

SMEs and Entrepreneurs

BBVA Argentina believes that the SMEs and Entrepreneurs portfolio is key to local economic growth. Accordingly, it offers financial services primarily to private sector’s local companies and individuals engaged in business activities within this portfolio. The Bank seeks to expand its SMEs and Entrepeneurs customer base through a distinct service across the entire branch network and to provide support with customized products and transactional solutions.

This portfolio includes financing products, factoring, checking accounts, time deposits, transactional and payroll services, insurance and investment products. In 2022, this portfolio attained a significantly positive profit margin.

During the year, the portfolio’s value proposition was advertised in the media, social networks, Internet and other events, and the Bank sought to capture more customers by incentivizing its executives and through specific actions undertaken together with the Bank’s analytics team.

As of December 31, 2022 the Bank had 109,000 SME customers, out of which more than 47,000 became customers in 2022.

Sustainable Products

In 2022, the Bank focused on detecting and encouraging transactions that have a sustainability element (renewable and alternative energies, energy efficiency, health, education and social infrastructure, mobility, agribusiness and circular economy). The Bank expects to continue to develop solutions for each of its banking businesses to expand its range of sustainable financial products.

Corporate Banking’s sustainable transactions grew as a result of the business area’s efforts, education and training received at the network, and an improved structure to detect potentially sustainable transactions.

Foreign Trade

As of December 31, 2022, the Bank had 5,256 active foreign trade customers.

The Foreign Trade Digital Factory is a multidisciplinary and comprehensive foreign trade management business model comprising several areas, such as Business, Products, Commercial, Regulatory, Operations, Systems and Processes, which achieved positive results in 2022. Amidst significant volatility in foreign exchange regulations, the Bank managed to build a foreign trade decision-making structure, supported by end-to-end system developments, to offer solutions to operate in the foreign exchange market to both internal and external customers. The Foreign Trade Digital Factory implemented 29 proprietary projects and participated in four Single Development Agenda initiatives.

Agricultural Business

As of December 31, 2022, the Bank had 7,668 agribusiness customers.

In 2022, agricultural activity was affected by restrictions on agricultural producers with soybean and wheat producers being able to borrow at subsidized rates. The demand for U.S. dollar-denominated loans was low, but was balanced out by the demand for peso-denominated loans with exchange risk insurance. On the other hand, towards the end of the year and due to the seasonality inherent to the sector, the portfolio was offset by indebtedness borrowed through the Agro card.

Some of the main actions implemented within this portfolio in 2022 included:

•	upgrades to card limits,

•	inclusion of the pre-harvest concept within the risk policy,

•	development of digital loans with maturities according to agricultural producers,

•	participation in AgroActiva, and

•	progress in the development of the “agribusiness engine” to be implemented at dealers.

Transactional Products

Transactional products include the following collection and payment products:

•	Collection products:

•

Collections. Receipt of deposits on behalf of corporate customers across the Bank’s branch network, smart self-service terminals, enabled webs and non-banking entities, making reconciliation easier by means of online information.

•	Direct Debit. A mechanism allowing corporate customers to arrange automatic debits from their accounts with BBVA Argentina or other banks.

•	PMC. A collection service available through Banelco ATM network and/or Internet, “pagomiscuentas.com.ar”.

•

DEBIN. A payment method that uses an instant transfer mechanism to and from accounts, upon the seller’s previous request and with the buyer’s authorization. This method is available for debits in pesos and U.S. dollars.

•	OPENPAY: A payment processor platform intended to expand access to electronic payments at stores, entrepreneurs and companies nationwide.

Openpay allows us to offer different alternatives for merchants to embrace electronic payments in their day-to-day activities. The service is delivered through an app or web and allows the user to view a sales control panel and additional information on activity. In addition, Openpay operates with the fraud prevention system OpenControl, which was certified under the information security standard ISO 27001.

•	Payment products:

•

Payments to Suppliers. Payment from a business to its suppliers by means of payment instructions to Net-Cash, a channel through which the business receives daily payment status updates and follows up on them, by reconciling the accounting information in the business’ management system.

•	Tax Payments (AFIP). Online tool for customers to pay taxes, customs duties and social security taxes, according to applicable laws.

•

Transfers. A transaction whereby an individual or legal entity orders the Bank to debit funds from an account of its own and credit them to another account owned by that individual or legal entity or a third party at BBVA Argentina or at other entity, through Electronic Banking (Net-Cash or InterBanking).

Corporate & Investment Banking (CIB)

Through our corporate and investment banking business line we offer banking services to approximately 886 multinational companies and local private-sector and state-owned enterprises.

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

BBVA Argentina continued to enjoy a leading position in the Argentine wholesale consumer portfolio with notable performance both in the credit business and transaction-based banking services. In 2022, CIB was focused on the achievement of its strategic goals, including, among others, leadership in both corporate banking and investment banking, optimization of capital allocation and increasing cross-selling margins. The Bank is working to attain these goals through increased business consolidation, process efficiencies and the establishment of long-term relationships with its customers.

The main three commercial areas within the Corporate and Investment Banking business line include:

Investment Banking & Finance

This area provides long-term credit solutions across the entire value chain, as well as corporate finance services, including structured lending, syndicated loans, project finance, structured trade finance, equity capital markets, debt advisory, M&A advisory, among others.

This area main divisions are Corporate Lending, Structured Finance, and Advisory.

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

	Financial assets at amortized cost - Loans and advances
	December 31, 2022		December 31, 2021		December 31, 2020
	(in thousands of pesos, except percentages)
Retail banking	387,809,532	54.08%	434,426,636	58.84%	465,591,746	56.64%
Small and medium-sized companies	261,891,287	36.52%	243,198,293	32.95%	258,981,151	31.50%
CIB	67,395,683	9.40%	60,631,384	8.21%	97,475,100	11.86%

Total	717,096,502	100.00%	738,256,313	100.00%	822,047,997	100.00%

	Financial liabilities at amortized cost - Deposits
	December 31, 2022		December 31, 2021		December 31, 2020
	(in thousands of pesos, except percentages)
Retail banking	786,335,529	59.85%	786,347,371	57.00%	839,655,975	59.72%
CIB	284,070,714	21.62%	303,344,471	21.98%	267,873,090	19.05%
Small and medium-sized companies	243,413,985	18.53%	290,098,168	21.02%	298,561,250	21.23%

Total	1,313,820,228	100.00	1,379,790,010	100.00%	1,406,090,315	100.00%

Information Technology

Our IT area is responsible for our systems operation and availability as well as data security and integrity. Our primary and backup and disaster recovery data centers are located in Buenos Aires, Argentina and in Lago Esmeralda and Monterrey, Mexico.

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

Intellectual Property

In Argentina, ownership of trademarks can be acquired only through a validly approved registration with the National Institute of Industrial Property (Instituto Nacional de la Propiedad Industrial, or “INPI”), the agency responsible for registering trademarks and patents in Argentina. After registration, the owner has exclusive use of the trademark in Argentina for ten years. Trademarks registrations can be renewed indefinitely for additional ten-year periods, if the registrant proves that it has used such trademark within the last five years.

We have several trademarks, most of which are brand names of our products or services. All our material trademarks are registered or have been submitted to INPI for registration by the BBVA Group or us.

C.	Organizational Structure

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA)

As of December 31, 2022, BBVA owned 66.55% of our capital stock.

BBVA is a global financial group, organized in five operating segments: (i) Spain; (ii) Mexico, (iii) Turkey; (iv) South America; and (v) Rest of Business. In addition to the operating segments referred to above, the BBVA Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the BBVA Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles, as well as the financing of such asset portfolios. Some of the benefits we receive from the BBVA Group are:

•	sharing of technology;

•	development of new banking products that have been customized for the Argentine market;

•	leveraging BBVA’s global client relationships to serve those clients operating in Argentina; and

•	BBVA’s participation in BBVA Argentina as a shareholder is both long term and strategic.

Subsidiaries and investees of BBVA Argentina

The following chart reflects our subsidiaries as of December 31, 2022:

(1)	Undergoing liquidation proceedings.

The following information is related to our subsidiaries, joint ventures and associates as of December 31, 2022:

•	Subsidiaries

Subsidiary	Country of Incorporation/ Residence	BBVA Argentina Ownership and Voting Power (in percentages)	Principal Activity	Shareholders’ Equity (in thousands of Ps.) (1) (2)
PSA Finance Argentina Cía. Financiera S.A.	Argentina	50.00%	Financial institution	4,153.44
BBVA Asset Management Argentina S.A.U.	Argentina	100.00%	Investment fund manager	3,699.34
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Argentina	53.89%	Pension fund manager	25.71
Volkswagen Financial Services S.A.	Argentina	51.00%	Financial institution	6,764.66

(1)	Total shareholders’ equity as of December 31, 2022.
(2)	Statutory shareholders’ equity, adjusted for purposes of consolidation so as to apply an accounting criterion uniform with that of BBVA Argentina, if applicable.

Below is a description of our subsidiaries:

•	PSA Finance Argentina Compañía Financiera S.A.

The share capital of PSA Finance Argentina Compañía Financiera S.A. (“PSA Finance”) is held, in equal parts, by BBVA Argentina and Banque PSA Finance, a company related to the Stellantis Group, based in France.

PSA Finance is primarily engaged in granting pledge loans for the purchase of new Peugeot, Citroën and DS vehicles, as well as in arranging financial lease agreements. PSA Finance is also engaged in financing the purchase of second-hand vehicles to customers referred by networks of the aforementioned brands’ official dealers, and in supplying other financial products and services associated with the purchase, maintenance and insurance of vehicles, within the territory of the Argentine Republic. Additionally, in 2022, PSA Finance entered into a business known as “floor plan”, which consists of financing the stock of vehicles, spare parts and other equipment of the official network of the Peugeot, Citroen and DS brands in Argentina.

The car industry ended 2022 with 380,000 new car registrations in Argentina, a 7% increase in year-on-year terms. 2022 presented new challenges to the market, primarily due to the high levels of inflation (94.8% on an accumulated basis) and the complex international context in terms of supply restrictions which limited the available vehicle stock of the industry for local sales.

For the Peugeot, Citroën and DS brands 2022 was intense in terms of business activity, new vehicle launches, promotional actions and rebates in retail financing seeking to attract customers and maintain the expected level of sales. As to the product offering, in 2022 PSA Finance continued working jointly with the Peugeot, Citroën and DS brands in the development of exclusive and distinct financial products, targeted at certain vehicles.

In 2022, PSA Finance saw a decline in the volume of retail contracts compared to 2021, as a result of the high financing rates in the local market that restricted access to credit. PSA Finance attained a 13.30% share in Peugeot, Citroën and DS car registrations (measured in terms of financing of brand-new cars), which accounted for a 3.50 percentage point decline relative to 2021. However, PSA Finance’s net income reflected a decrease compared to 2021, primarily due to higher operating income as a result of the growth of the financed portfolio and a higher income tax charge due to the tax inflation adjustment, partially offset by a lower net result due to the accounting inflation adjustment.

As a result of all the aforementioned factors, PSA Finance’s net income from financial intermediation activities amounted to Ps.2,547 million in 2022. Considering other profits and losses, PSA Finance’s income before income tax in 2022 amounted to Ps.2,008 million, while the net loss for the year, after income tax, amounted to Ps.487 million, due to the application of the inflation adjustment. In 2022, PSA Finance’s lending level experienced a 2.70% decline compared to 2021. As of December 31, 2022, the retail customer portfolio was valued at Ps. 9,952 million while the wholesale portfolio was valued at Ps.10,358 million.

In 2023, PSA Finance expects to continue to work in conjunction with the Peugeot, Citroën and DS brands and with the current sales strategy. This business model allows PSA Finance to concentrate more than 85% of all financing arrangements granted to networks of dealers for the purchase of brand-new and second-hand vehicles.

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

•	BBVA Asset Management Argentina S.A.U.

During 2022, the mutual funds industry in Argentina decreased slightly. According to preliminary data gathered by the Argentine Chamber of Mutual Funds (CAFCI, for its Spanish acronym), at year-end, assets under management industry-wide were 0.77% lower than at the end of December 2021.

This decrease was led by market mutual funds and fixed income funds which, as of December 31, 2022, recorded a decrease in assets of 11.35% and 12.34%, respectively, compared to December 31, 2021. These decreases were partially offset by a 9.63% increase in time deposit funds.

As of December 31, 2022, equity under management by BBVA Asset Management Argentina S.A. (“BBVA AMA”) amounted to Ps.433,901.27 million, equivalent to an increase of 11.76%, or Ps.45,664.89 million, compared to 2021.

The breakdown of equity under management as of December 31, 2022 was as follows:

Name of investment fund	Millons of pesos
FBA Renta Pesos	407,850.44
FBA Renta Fija Plus	10,875.18
FBA Ahorro Pesos	6,854.30
FBA Acciones Argentinas	2,197.59
FBA Calificado	2,194.61
FBA Bonos Argentina	1,454.24
FBA Acciones Latinoamericanas	1,041.32
FBA Renta Mixta	704.77
FBA Horizonte	385.58
FBA Renta Publica I	238.36
FBA Gestión I	43.01
FBA Bonos Globales	28.25
FBA Retorno Total I	19.32
FBA Horizonte Plus	11.75
FBA Renta Fija Local	2.55

Total	433,901.27

According to the interim asset ranking compiled by the CAFCI, BBVA AMA’s share in the Argentine mutual funds market was 6.23%, ranking third among competitors.

Within the category of time-deposit mutual funds, at December 31, 2022, BBVA AMA recorded assets under management in the amount of Ps.407,893.45 million, up by Ps.65,427.61 million, or 19.10%, compared to 2021.

On the other hand, within the market mutual fund sector, BBVA AMA decreased 43.18% during 2022, or Ps.19,762.71 million in nominal terms. At year-end, total assets under management in respect of these funds amounted to Ps.26,007.82 million.

Variable income funds experienced the most significant increase in assets, up by Ps.1,236.80 million (+29.47%) in 2022, to reach Ps.5,433.52 million.

During the year, BBVA AMA generated commissions in the amount of Ps.4,276.82 million, up by 16.93% compared to 2021.

As of December 31, 2022, BBVA AMA had 16 mutual funds under management registered with the CNV.

To date, the status of the funds under BBVA AMA’s management is as follows:

•

FBA Renta Pesos, FBA Bonos Argentina, FBA Ahorro Pesos, FBA Renta Pública I, FBA Renta Fija Plus, FBA Renta Mixta, FBA Calificado and FBA Acciones Argentinas: These funds are operating normally. Subscriptions and redemptions in pesos are allowed.

•

FBA Horizonte, FBA Horizonte Plus, FBA Bonos Globales, FBA Retorno Total I and FBA Acciones Latinoamericanas: Only redemptions are allowed (subscriptions were suspended in mid-April 2020 as a preventive measure to mitigate market fluctuations and protect investors’ interests in these funds).

•

FBA Gestión I, FBA Renta Pública II and FBA Renta Fija Local: For the time being, these mutual funds are not open for subscription or redemption, and BBVA AMA is awaiting the right time to market them.

Like in previous years, and looking forward, BBVA AMA expects to closely monitor the changes in international economic and financial conditions, the development of the currency market, the performance of crude oil and other commodities prices, the evolution and potential slowdown of global activity, monetary tightening policies and inflation pressure, particularly in a war and trade restrictions context that could adversely affect labor markets and private consumption.

BBVA AMA also expects to monitor activity levels and the exchange rate market, as well as public indebtedness and expenditures. Similarly, the adopted policies concerning public indebtedness and the new program with the IMF are also expected to have a significant effect on BBVA AMA’s operations. Additionally, in 2023 the government will have to face the expiration of bonds in pesos, in a context of difficulty in obtaining long-term financing and drought affecting crop yields.

Looking to 2023, mutual funds are expected to constitute an efficient alternative for investors at the local level. In this regard, BBVA AMA will continue reshaping and developing products tailored to customers’ demands, ensuring an offering that is suitable to the prevailing market conditions and improvements in investors’ risk management.

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

On July 1, 2021, a judgment was rendered on the case dismissing the complaint. A motion for appeal was filed against the judgment, which was granted by the court.

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

On August 9, 2022, Chamber I of the Federal Administrative Litigation Chamber issued a sentence which ratified the first instance ruling. An Extraordinary Federal Appeal was filed against this resolution. On September 15, 2022 such chamber partially granted the appeal. On September 21, 2022 a Complaint Appeal was filed before the Supreme Court of Justice of the Nation.

As of the date of this annual report, it is not possible to estimate the result of the aforementioned proceeding.

•	Volkswagen Financial Services Compañía Financiera S.A. (“VWFS”)

VWFS is primarily engaged in the business of granting pledge loans and financial leases for the purchase of new Volkswagen cars and of offering wholesale financing to VW Group’s dealers for the purchase of cars from the manufacturer. VWFS is also engaged in financing the purchase of second-hand vehicles and in providing financed maintenance, all within the territory of the Argentine Republic.

In 2022, the automotive industry showed a 6.7% increase in registrations compared to 2021, despite the restrictions on imports. The percentage of units financed through pledge loans market-wide, decreased from 37.2% in 2021 to 36.2% in 2022 primarily due to the conditions generally prevailing in the financial market.

The VW Group ranked third in terms of car registrations in 2022 (maintaining its position compared to the previous year). Its business model was particularly affected by import restrictions, registering a year-on-year drop of 14%, as opposed to the improvement experienced by the total market. In 2022, the percentage of financed units was 17.3% compared to 17.6% in 2021.

In the retail business, VWFS decreased its share in the sale of VW Group’s financed units by 5.1 percentage points to 78.3% (including trucks).

VWFS was able to maintain its penetration of total sales within the VW Group, showing a slight 0.3 percentage points decrease compared to 2021, to 13.6%, including trucks. The foregoing was the result of the strong cooperation between the brand and the VW Group’s dealers, offering campaigns at subsidized rates with attractive conditions to customers, despite the high level of benchmark rates in the financial market.

The wholesale business ended 2022 with a healthy portfolio, due to the ongoing monitoring of the VW Group’s dealers and the joint efforts with the brand.

Due to the macroeconomic environment, VWFS did not launch any new products to the market in 2022. Instead, the focus of VWFS was placed on the promotion of its traditional product offering of pledge loans at a fixed rate with terms of up to 60 months to finance up to 80% of a 0 Km Volkswagen vehicle.

As part of its ongoing improvement approach, VWFS enhanced the service quality to dealers through communication, training and good response levels by VWFS, as reflected in the positive outcomes of the relevant satisfaction survey. In-house, VWFS conducted several training programs for employees in order to attain efficiency gains and improve service levels to retail customers. In this sense, in July 2022, a new customer service web portal called “Customer Area” was launched, which aims to facilitate self-management with total autonomy and platform freedom (Web/Mobile). The new “Customer Area” prioritizes offering a modern, agile, secure and easy-to-register environment for fluid interaction. It also offers the function of downloading policies online, issuing receipts and documents, an intuitive FAQ search engine and direct contact with the VWFS “Call Center”.

VWFS believes it is adequately capitalized for the development of its business. Moreover, during 2022, VWFS increased its sources of funding from other commercial banks, with total credit facilities amounting to Ps.42,000 million

In 2022, VWFS did not issue corporate notes in light of the conditions prevailing in the market and its business needs. However, in order to leverage the opportunities that may arise in the capital markets, VWFS maintains a strategic relationship with the major commercial banks, boasts healthy financial statements, and relies on its shareholders’ support.

In 2022, the VW Group had a 12.5% share in the automotive market, ranking third in terms of sales volume, representing a 15.6% decline compared to 2021.

During 2021, VWFS’ main goal was offering competitive financing products and services to customers, underpinned by a commercial policy aimed at fostering loyalty among dealers. In 2022, VWFS settled a total of 6,848 pledge loans, representing a 17.3% decline in year-on-year terms, as a result of the reduced offering of brand-new units by the VW Group.

Net income, after income tax for 2022, amounted to a loss of Ps.1,257.41 million, representing a significant increase in loss compared to the previous year’s after-tax loss of Ps.121.36 million. The increase in net loss was primarily attributable to the inflation adjustment on shareholders’ equity, which was not entirely offset by actual results, due to the sector’s aggressive competition and also due to the impact of the Central Bank’s intervention in interest rates.

During 2023, the automotive market is expected to reach 420,000 new registrations, that is, a higher level than in 2022. Rates are expected to grow in 2023, due to the expected increase in inflation and the current gap between the official and the unofficial exchange rates.

VWFS’ goal for 2023 is defending its share in sales of financed units, with origination of retail loans expected to grow compared to 2022, in line with the outlook for the automotive market, as well as an increase in the level of the wholesale portfolio. With a view to ensure sustainable development in the long term, VWFS plans to carry out strategic projects in 2023, which are expected to enhance internal processes to deliver better service quality to our customers and better serve dealers.

In order to fund its pledge loan portfolio, VWFS plans to continue diversifying its sources of funding with its main business partner, other commercial banks and the issuance of corporate notes.

•	Joint venture

Joint Venture	Country of Incorporation/ Residence	BBVA Argentina Ownership and Voting Power (in percentages)	Principal Activity	Stockholders’ Equity (in millions of Ps.) (1)
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	1,860.52

(1)	Total shareholders’ equity as of December 31, 2022.

Below is a description of our joint venture:

•	Rombo Compañía Financiera S.A.

Rombo Compañía Financiera S.A. (“RCF”) is the main finance company of Renault’s network of dealers, both for new and second-hand vehicles. During 2022, Renault had an 11.80% share in the automotive market (9.90% in 2021), ranking fourth in terms of sales volume. In 2022 Nissan had a 4.01% market share compared to 4.40% in 2021. In 2022, Renault was negatively affected by limited availability of imported vehicles. However, the financed segment in both brands maintained its position despite volume losses.

In 2022, RCF’s contribution to Renault’s sales increased to 23.60% from 20.10% in 2021, and decreased to 22.60% from 25.00% in 2021 for Nissan. Despite the prevailing economic conditions taking their toll on the industry as a whole, RCF experienced strong commercial performance, primarily focused on maintaining the network’s loyalty.

RCF ranked second in terms of loans and loyalty among brand captive companies as of December 31, 2022, closing the year with an average of 91.30% credits granted by RCF over total credits for the sale of Renault vehicles (Source: AFIMA). Renault Argentina and Nissan strongly supported RCF’s lending activities, providing important commercial tools (subsidized rates) both for new and second-hand vehicles.

With this support, RCF financed 13,989 new Renault and Nissan vehicles in 2022 (compared to 11,040 in 2021) and 4,050 second-hand vehicles (compared to 3,709 in 2021). Accordingly, the total amount of capital lent under financing arrangements as of December 31, 2022 amounted to Ps.26,971 million, representing a 25.02% increase compared to the Ps.21,573 million recorded as of December 31, 2021.

Risk and portfolio quality indicators in 2022 have remained stable compared to 2021. The number of cases filed in litigation has remained low with many of them being settled through payment agreements. The average non-performing loan ratio decreased from 0.78% in December 2021 to 0.73% at the end of 2022.

In terms of financing, the total balance of corporate notes as of December 31, 2022 amounted to Ps.5,439 million. The amount of the current program is Ps.6,000 million, and has been rated “raAA-” by Fix SCR S.A. Agente Calificadora de Riesgo.

For the year ended December 31, 2022, RCF recorded a net loss of Ps.1.919.59 million compared to a net loss of Ps.1,785.47 million in 2021.

•	Associates

Associate	Country of Incorporation/ Residence	BBVA Argentina Ownership and Voting Power (in percentages)	Principal Activity	Shareholders’ Equity (in millions of Ps.) (1) (2)
BBVA Seguros Argentina S.A.(1)	Argentina	12.22%	Insurance	9,796.66
Interbanking S.A.(1)	Argentina	11.11%	Information services for financial markets	6,689.21
Play Digital S.A.(2)	Argentina	10.880%	Development, offer and implementation of a digital payment solution	4,544.34
OpenPay Argentina S.A.(1)	Argentina	12.51%	Development, offer and implementation of a digital payment solution	1,722.63

(1)	Total shareholders’ equity as of December 31, 2022.
(2)	Total shareholders’ equity as of September 30, 2022.

Below is a description of our associates:

•	BBVA Seguros Argentina S.A.

BBVA Seguros Argentina S.A. (“BBVA Seguros”) operates in the following lines of business: Fire, Comprehensive and Combined Household Insurance, Theft, Personal Accidents, Group Life Insurance, Credit Life Insurance, Funeral and Other Miscellaneous Coverage through several channels, including the Bank, call centers and insurance brokers.

During 2022, written premiums amounted to Ps.14,468.07 million, accounting for a 4.90% decrease compared to 2021.

The business strategy combines a broad product offering with multiple distribution and service channels, all based on the segmentation of customers’ and prospects’ needs.

Paid losses in 2022 amounted to Ps.4,163.69 million, or 28.78% of written premiums during that year.

Net income for 2022 was Ps.863.69 million, while shareholders’ equity amounted to Ps.9,796.66 million as of December 31, 2022.

BBVA Seguros’ policy was based on the following guidelines:

•

Credit Risks: Regulatory compliance, selection of counterparties based on criteria established by the investment committee, and ongoing monitoring are essential to protect the portfolio. Due to the new dynamics of high inflation, the exposure of sovereign assets adjusted by C.E.R. (Reference Stabilization Coefficient), generally of short duration, has been increased to maintain a balance between profitability and volatility. To diversify credit risks, positions were maintained in fixed terms from leading banks and money market funds to guarantee short-term liquidity.

•	Instrument Liquidity: BBVA Seguros’ portfolio was structured considering instruments that provide the necessary liquidity to adequately meet its business requirements.

As of December 31, 2022, the minimum capital requirement surplus was Ps.7,127.18 million, representing a 409.56% excess over the minimum capital requirement.

For 2023, BBVA Seguros plans to continue expanding its value proposition with new insurance products that meet the actual needs of its customers, while making additional channels available to facilitate the simulation, hiring and management process. BBVA Seguros’ goal is achieving growth that, in the medium and long-term, can translate into an increase in business volumes, while delivering a distinct and outstanding customer service by trained employees, aligned with the BBVA Seguros’ goals.

•	Interbanking S.A.

As member and shareholder of Interbanking S.A. (“Interbanking”), together with other eight leading Argentine banks, the Bank offers an electronic communications system which enables its customers to optimize their banking transactions. BBVA Argentina’s corporate customers are able to connect to the service from their personal computers at any time and check their accounts at any member bank, send messages, transfer money, make electronic wage, supplier and tax payments, and display market data. Through Interbanking, the Bank offers distinct electronic products for each portfolio of its corporate customer base and processes online transfers, allowing debit and credit transactions to be settled automatically and to be reflected in the relevant accounts in real time. As a result of BBVA Argentina’s equity interest in Interbanking, on June 30, 2022, the Bank received Ps.241.94 million in dividends.

•	Play Digital S.A.

Play Digital S.A. is a native digital company created in 2020. Its main business is developing technological products that make it easier for bank users to interact with their financial products.

Its shareholders are most of Argentina’s public and private banks and cooperatives. BBVA Argentina currently owns a 10.80% interest in Play Digital S.A.’s capital stock.

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

Looking to 2023, Play Digital S.A. expects to closely monitor the changes in international economic and financial conditions, particularly, the evolution of inflation rates, activity levels, exchange rate, and public spending in Argentina.

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

During 2023, Play Digital seeks to continue to increase its business activity through the development of new functionalities and technological improvements, confirming its role as a leading player in the industry. In this sense, Play Digital expects to focus on the deployment of technological products for businesses, particularly for the management of promotions, and on the launch of its aggregator product for the request and granting of consent for the linking of payment accounts to all the virtual wallets of the country.

•	OpenPay Argentina S.A.

Openpay Argentina S.A. (“Openpay”) was incorporated on May 11, 2021 and is part of the BBVA Group. As of December 31, 2021, its main shareholders are BBV América S.L and BBVA Argentina S.A., owners of 87.49% and 12.51% stakes in the Openpay’s capital stock, respectively.

Openpay’s corporate purpose is being a payment processor, creating a link between its customers and Prisma Medios de Pago S.A., Amex and Naranja.

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

During the first half of 2022, Openpay worked on the development of a payment processing service with the card-present through readers, payments through QR, the generation of charging links and the creation and use of a digital wallet in which each client will have a digital account.

Openpay started to operate in July 2022 and, throughout the year, different proofs of concept were carried out to know the sensitivity of clients to changes in rates, commissions and promotions. From September 2022 to December 2022, the compound monthly growth of amounts processed reached 47.80%.

For strategic reasons, at the end of the first quarter of 2022, we decided to implement e-commerce products (Gateway and Aggregator (PSP) services) through the Openpay platform in order not to use local providers. This decision seeks to bring to the Argentine market a product already mature in other Latin American countries that is expected to differentiate Openpay’s product offering.

In 2023, Openpay seeks to accomplish the following goals:

•	The implementation of digital onboarding with online biometric validation.

•	The implementation of prepaid card.

•	The implementation of Gateway and Aggregator (PSP) services will allow customers to accept card-not-present operations, integrating this solution to their online sales platforms.

Openpay seeks to provide a distinct service to its customers, integrating several types of services (card-present and card-not-present transactions), as well as to foster financial inclusion among small stores and entrepreneurs.

Equity Investments

The following were all the positions that we held in non-financial institutions where we owned more than 2% of the invested companies’ equity as of December 31, 2022.

Investment	Country	% of Shares Owned (in percentages)	Principal Activity	Total Stockholders’ Equity (in millions of pesos) (1)
Coelsa S.A.	Argentina	8.23%	Clearing house	0.7
Argencontrol S.A.	Argentina	7.77%	Agent mandatory	0.7
Sedesa S.A.	Argentina	8.63%	Deposit guarantee fund	1.0

(1)	Total shareholders’ equity as of December 31, 2022.

D.	Property, plants and equipment

BBVA Argentina is domiciled in Argentina and has its principal executive offices at Av. Córdoba 111, C1054AAA Buenos Aires, Argentina. The principal executive offices, which we own, are approximately 37,041 square meters in area.

At December 31, 2022, our branch network consisted of 243 retail branches, of which 114 were located in properties that we own and 129 were located in properties leased to us. The branches are located throughout all of the 23 Argentine provinces as well as the City of Buenos Aires.

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

The average balances of interest-earning assets and interest-bearing liabilities, including the related interest earned or paid, were calculated on a daily basis for the years ended December 31, 2022, 2021 and 2020. Average balances have been separated between those denominated in pesos and in foreign currencies.

This selected statistical information has been prepared taking into account the effect of hyperinflation adjustments, which requires that in the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, the assets, liabilities, income and expenses of such entity be stated in terms of the measuring unit current at the end of the reporting period (December 31, 2022).

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

The following tables show average balances, interest amounts and average real rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2022, 2021 and 2020.

	Fiscal Year ended December 31,
	2022			2021			2020
	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	672,088,225	370,443,645	55.12%	579,946,027	213,082,906	36.74%	271,601,198	120,127,354	44.23%
Foreign currencies	5,585,867	—	0.00%	269,695	—	0.00%	10,410,004	884,300	8.49%

Total	677,674,092	370,443,645	54.66%	580,215,722	213,082,906	36.72%	282,011,202	121,011,654	42.91%

Loans and advances (4)
To customers/financial institutions
Pesos	625,996,731	256,995,543	41.05%	645,939,565	201,715,330	31.27%	594,886,391	220,307,172	37.03%
Foreign currencies	41,639,816	1,247,612	3.00%	78,171,404	3,268,124	4.18%	100,836,431	6,993,760	6.94%

Total	667,636,547	258,243,155	38.68%	724,110,969	204,983,454	28.35%	695,722,822	227,300,932	32.67%

To central bank
Pesos	665	—	0.00%	577	—	0.00%	468	—	0.00%
Foreign currencies	681	—	0.00%	64	—	0.00%	97	—	0.00%

Total	1,346	—	0.00%	641	—	0.00%	565	—	0.00%

Other assets
Pesos	7,992,822	597,179	7.47%	8,038,116	266,830	3.32%	49,974,585	164,866	0.33%
Foreign currencies	19,310,372	65,636	0.34%	13,111,249	8,852	0.07%	10,517,629	7,903	0.08%

Total	27,303,194	662,815	2.43%	21,149,365	275,682	1.30%	60,492,214	172,769	0.29%

Total interest-earning assets
Pesos	1,306,078,443	628,036,367	48.09%	1,233,924,285	415,065,066	33.66%	916,462,642	340,599,392	37.16%
Foreign currencies	66,536,736	1,313,248	1.97%	91,552,412	3,276,976	3.58%	121,764,161	7,885,963	6.48%

Total	1,372,615,179	629,349,615	45.85%	1,325,476,697	418,342,042	31.58%	1,038,226,803	348,485,355	33.57%

	Fiscal Year ended December 31,
	2022			2021			2020
	Average balance(1)	Interest earned/paid	Average real rate (2)	Average balance(1)	Interest earned/paid	Average real rate (2)	Average balance(1)	Interest earned/paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non interest-earning assets
Cash, cash balances at central bank and other demand deposits
Pesos	95,954,628	—	—	126,312,775	—	—	133,848,720	—	—
Foreign currencies	237,242,546	—	—	306,391,814	—	—	267,939,072	—	—

Total	333,197,174	—	—	432,704,589	—	—	401,787,792	—	—

Investments in joint ventures and associates
Pesos	3,165,951	—	—	3,918,906	—	—	3,403,632	—	—
Foreign currencies	—	—	—	—	—	—	—	—	—

Total	3,165,951	—	—	3,918,906	—	—	3,403,632	—	—

Tangible and intangible assets
Pesos	116,037,823	—	—	106,727,054	—	—	93,371,530	—	—
Foreign currencies	—	—	—	—	—	—	—	—	—

Total	116,037,823	—	—	106,727,054	—	—	93,371,530	—	—

Allowance for loan losses
Pesos	(20,061,025)	—	—	(39,665,183)	—	—	(22,882,881)	—	—
Foreign currencies	(2,842,237)	—	—	(7,614,425)	—	—	(10,223,219)	—	—

Total	(22,903,262)	—	—	(47,279,608)	—	—	(33,106,100)	—	—

Other assets
Pesos	57,291,291	—	—	69,667,240	—	—	64,763,534	—	—
Foreign currencies	3,449,370	—	—	9,133,535	—	—	10,356,389	—	—

Total	60,740,661	—	—	78,800,775	—	—	75,119,923	—	—

Total non interest-earning assets
Pesos	252,388,668	—	—	266,960,792	—	—	272,504,535	—	—
Foreign currencies	237,849,679	—	—	307,910,924	—	—	268,072,242	—	—

Total	490,238,347	—	—	574,871,716	—	—	540,576,777	—	—

TOTAL ASSETS
Pesos	1,558,467,111	628,036,367	40.30%	1,500,885,077	415,065,066	27.65%	1,188,967,177	340,599,392	28.65%
Foreign currencies	304,386,415	1,313,248	0.43%	399,463,336	3,276,976	0.82%	389,836,403	7,885,963	2.02%

Total	1,862,853,526	629,349,615	33.78%	1,900,348,413	418,342,042	22.01%	1,578,803,580	348,485,355	22.07%

	Fiscal Year ended December 31,
	2022			2021			2020
	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Saving accounts
Pesos	293,617,127	41,255,401	14.05%	293,202,857	27,885,427	9.51%	190,840,968	9,018,139	4.73%
Foreign currencies	171,598,614	12,962	0.01%	233,091,858	17,833	0.01%	220,138,006	19,207	0.01%

Total	465,215,741	41,268,363	8.87%	526,294,715	27,903,260	5.30%	410,978,974	9,037,346	2.20%

Time deposits
Pesos	450,093,275	247,128,411	54.91%	406,282,817	149,414,736	36.78%	278,211,114	103,303,756	37.13%
Foreign currencies	26,159,303	48,839	0.19%	38,954,510	96,362	0.25%	47,531,359	597,797	1.26%

Total	476,252,578	247,177,250	51.90%	445,237,327	149,511,098	33.58%	325,742,473	103,901,553	31.90%

Banks loans - Central bank
Pesos	—	—	0.00%	—	—	0.00%	4	—	0.00%
Foreign currencies	106,590	—	0.00%	75,519	—	0.00%	85,577	—	0.00%

Total	106,590	—	0.00%	75,519	—	0.00%	85,581	—	0.00%

Banks loans - Other financial institutions
Pesos	16,005,049	959,032	5.99%	14,441,756	(1,609,295)	(11.14%)	10,643,916	2,132,435	20.03%
Foreign currencies	789,129	59,781	7.58%	6,493,142	422,230	6.50%	2,557,591	154,909	6.06%

Total	16,794,178	1,018,813	6.07%	20,934,898	(1,187,065)	(5.67%)	13,201,507	2,287,344	17.33%

Debt securities issued
Pesos	312,582	389,516	124.61%	1,842,377	822,430	44.64%	14,693,514	6,710,681	45.67%
Foreign currencies	—	—	0.00%	—	—	0.00%	—	—	0.00%

Total	312,582	389,516	124.61%	1,842,377	822,430	44.64%	14,693,514	6,710,681	45.67%

Other liabilities
Pesos	4,590,460	677,346	14.76%	50,851	105,650	207.76%	99,900	393	0.40%
Foreign currencies	265,908	—	0.00%	368,693	—	0.00%	260,522	—	0.00%

Total	4,856,368	677,346	13.95%	419,544	105,650	25.18%	360,422	393	0.11%

Total interest-bearing liabilities
Pesos	764,618,493	290,409,706	37.98%	715,820,658	176,618,948	24.67%	494,489,416	121,165,404	24.50%
Foreign currencies	198,919,544	121,582	0.06%	278,983,722	536,425	0.19%	270,573,055	771,913	0.29%

Total	963,538,037	290,531,288	30.15%	994,804,380	177,155,373	17.81%	765,062,471	121,937,317	15.94%

	Fiscal Year ended December 31,
	2022			2021			2020
	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest-bearing liabilities and stockholders´ equity
Checking accounts
Pesos	216,177,176	—	—	231,890,528	—	—	231,443,307	—	—
Foreign currencies	71,741,501	—	—	91,128,720	—	—	76,883,999	—	—

Total	287,918,677	—	—	323,019,248	—	—	308,327,306	—	—

Other liabilities
Pesos	251,740,527	—	—	250,860,287	—	—	277,709,621	—	—
Foreign currencies	22,857,776	—	—	28,824,793	—	—	30,416,232	—	—

Total	274,598,303	—	—	279,685,080	—	—	308,125,853	—	—

Shareholders’ equity
Pesos	336,798,509	—	—	302,839,705	—	—	197,287,950	—	—
Foreign currencies	—	—	—	—	—	—	—	—	—

Total	336,798,509	—	—	302,839,705	—	—	197,287,950	—	—

Total non-interest-bearing liabilities and shareholders’ equity
Pesos	804,716,212	—	—	785,590,520	—	—	706,440,878	—	—
Foreign currencies	94,599,277	—	—	119,953,513	—	—	107,300,231	—	—

Total	899,315,489	—	—	905,544,033	—	—	813,741,109	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Pesos	1,569,334,705	290,409,706	18.51%	1,501,411,178	176,618,948	11.76%	1,200,930,294	121,165,328	10.09%
Foreign currencies	293,518,821	121,582	0.04%	398,937,235	536,425	0.13%	377,873,286	771,913	0.20%

Total	1,862,853,526	290,531,288	15.60%	1,900,348,413	177,155,373	9.32%	1,578,803,580	121,937,241	7.72%

	2022	2021	2020
Net Interest Margin and Spread
Net interest income (5)
Pesos	337,626,661	238,446,118	219,433,988
Foreign currencies	1,191,666	2,740,551	7,114,050

Total	338,818,327	241,186,669	226,548,038

Net interest margin (6)
Pesos	25.85%	19.32%	23.94%
Foreign currencies	1.79%	2.99%	5.84%
Weighted average rate	24.68%	18.20%	21.82%
Yield spread, nominal basis (7)
Pesos	10.10%	8.96%	12.66%
Foreign currencies	1.91%	3.39%	6.19%
Weighted average rate	15.70%	13.75%	17.63%

(1)

For 2022, the average balances are presented in terms of the measuring unit current at December 31, 2022. For 2021 and 2020 average balances were restated in terms of the measuring unit current at the end of the reporting period (December 31, 2022).

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

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective average interest rates for the year ended December 31, 2022 compared with the year ended December 31, 2021 and the year ended December 31, 2021 compared with the year ended December 31, 2020. Volume and rate variances have been calculated based on movements in average balances over the period and changes in average interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading gains and losses and yield on government trading and investment accounts results are included in the computation of interest income in all fiscal years.

	Year ended December 31, 2022/2021 Increase (Decrease) Due to Changes in			Year ended December 31, 2021/2020 Increase (Decrease) Due to Changes in

	Volume	Rate	Net change	Volume	Rate	Net change
ASSETS
Interest-earning assets
Government securities
Pesos	50,787,219	106,573,520	157,360,739	113,291,598	(20,336,046)	92,955,552
Foreign currencies	—	—	—	—	(884,300)	(884,300)

Total	50,787,219	106,573,520	157,360,739	113,291,598	(21,220,346)	92,071,252

Loans and advances
To customers/financial institutions
Pesos	(8,187,294)	63,467,507	55,280,213	15,942,990	(34,534,832)	(18,591,842)
Foreign currencies	(1,094,559)	(925,953)	(2,020,512)	(947,560)	(2,778,076)	(3,725,636)

Total	(9,281,853)	62,541,554	53,259,701	14,995,430	(37,312,908)	(22,317,478)

To central bank
Pesos	—	—	—	—	—	—
Foreign currencies	—	—	—	—	—	—

Total	—	—	—	—	—	—

Other assets
Pesos	(3,384)	333,733	330,349	(1,392,106)	1,494,070	101,964
Foreign currencies	21,071	35,713	56,784	1,751	(802)	949

Total	17,687	369,446	387,133	(1,390,355)	1,493,268	102,913

Total interest-earning assets
Pesos	42,596,541	170,374,760	212,971,301	127,842,482	(53,376,808)	74,465,674
Foreign currencies	(1,073,488)	(890,240)	(1,963,728)	(945,809)	(3,663,178)	(4,608,987)

Total	41,523,053	169,484,520	211,007,573	126,896,673	(57,039,986)	69,856,687

	Year ended December 31, 2022/2021 Increase (Decrease) Due to Changes in			Year ended December 31, 2021/2020 Increase (Decrease) Due to Changes in
	Volume	Rate	Net change	Volume	Rate	Net change
LIABILITIES
Interest-bearing liabilities
Saving accounts
Pesos	58,208	13,311,766	13,369,974	9,735,256	9,132,032	18,867,288
Foreign currencies	(4,645)	(226)	(4,871)	991	(2,365)	(1,374)

Total	53,563	13,311,540	13,365,103	9,736,247	9,129,667	18,865,914

Time deposits
Pesos	24,054,589	73,659,086	97,713,675	47,099,702	(988,722)	46,110,980
Foreign currencies	(23,888)	(23,635)	(47,523)	(21,217)	(480,218)	(501,435)

Total	24,030,701	73,635,451	97,666,152	47,078,485	(1,468,940)	45,609,545

Banks loans - Central bank
Pesos	—	—	—	—	—	—
Foreign currencies	—	—	—	—	—	—

Total	—	—	—	—	—	—

Banks loans - Other financial institutions
Pesos	93,673	2,474,654	2,568,327	(423,206)	(3,318,524)	(3,741,730)
Foreign currencies	(432,111)	69,662	(362,449)	255,917	11,404	267,321

Total	(338,438)	2,544,316	2,205,878	(167,289)	(3,307,120)	(3,474,409)

Debt securities issued
Pesos	(1,906,315)	1,473,401	(432,914)	(5,736,698)	(151,553)	(5,888,251)
Foreign currencies	—	—	—	—	—	—

Total	(1,906,315)	1,473,401	(432,914)	(5,736,698)	(151,553)	(5,888,251)

Other liabilities
Pesos	669,843	(98,147)	571,696	(101,906)	207,163	105,257
Foreign currencies	—	—	—	—	—	—

Total	669,843	(98,147)	571,696	(101,906)	207,163	105,257

Total interest-bearing liabilities
Pesos	22,969,998	90,820,760	113,790,758	50,573,148	4,880,396	55,453,544
Foreign currencies	(460,644)	45,801	(414,843)	235,691	(471,179)	(235,488)

Total	22,509,354	90,866,561	113,375,915	50,808,839	4,409,217	55,218,056

Investment Portfolio: weighted average yield by remaining maturities

The following table shows the weighted average yield by remaining maturities of our debt securities not carried at fair value as of December 31, 2022:

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
	Weighted average yield
	(in percentages)
Government securities (1)
In Pesos:
Argentine bonds	—	177%	—	—	177%

Total government securities in pesos	—	177%	—	—	177%

Total government securities:	—	177%	—	—	177%

(1)

The weighted average yield has been determined based on the price calculated by the Market Risks Area at December 31, 2022 plus the coupon pending collection considering the contractual maturity and amortization profile of each bond.

Maturity Composition of the Loan Portfolio

The following table shows our loan portfolio as of December 31, 2022 by type of loan and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing
	Amount as of December 31, 2022	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years but within 15 years	After 15 years
			(in thousands of pesos, except percentages)
To the non-financial public sector	1,399	1,399	—	—	—	—
To government sector	—	—	—	—	—	—
To central bank	9,034	9,034	—	—	—	—
To financial institutions	4,464,832	2,506,738	801,276	1,156,818	—	—
To the non-financial private sector and residents abroad	733,510,960	489,987,168	110,722,945	102,243,743	22,132,887	8,424,217

Credit Cards	274,537,256	274,537,256	—	—	—	—
Consumer loans	71,324,186	10,269,543	15,689,696	45,321,916	43,031	—
Notes	58,203,908	50,571,987	7,631,921	—	—	—
Overdrafts	62,947,418	56,116,006	6,692,858	138,554	—	—
Real estate mortgage	38,509,996	394,897	1,591,166	9,435,002	19,582,105	7,506,826
Loans for the prefinancing and financing of exports	25,073,189	10,376,375	13,322,387	1,374,427	—	—
Commercial papers	58,508,686	19,614,182	25,313,233	13,581,271	—	—
Pledge loans	24,708,033	4,347,491	11,718,360	8,642,002	180
Loans to employees	4,822,005	179,286	180,911	1,036,846	2,507,571	917,391
Receivables from financial leases	6,388,015	1,687,074	913,353	3,787,588	—	—
Other financing	108,488,268	61,893,071	27,669,060	18,926,137	—	—

Total	737,986,225	492,504,339	111,524,221	103,400,561	22,132,887	8,424,217

Percentage of total loan portfolio	100.00%	66.74%	15.11%	14.01%	3.00%	1.14%

Interest Rate Sensitivity of Outstanding Loans

The following table shows, by currency of denomination, the interest rate sensitivity of our loan portfolio as of December 31, 2022. Loans are stated before deduction of the allowance for loan losses.

As of December 31, 2022
(in thousands of pesos)
Variable Rate
Pesos – including Adjustable loans	1,738,429
Foreign currency	126,970

Sub-total	1,865,399

Fixed Rate
Pesos	680,694,966
Foreign currency	42,845,068

Sub-total	723,540,034

Non-performing
Pesos	12,580,792
Foreign currency	—

Sub-total	12,580,792

Total	737,986,225

The following table sets forth a breakdown of our fixed and variable rate loans by maturity as of December 31, 2022.

	Interest Sensitivity of Outstanding Loans Maturing in
	Less Than One Year		More Than One Year
	Fixed rate	Variable rate	Fixed rate	Variable rate
	(in thousands of pesos)
To the non-financial public sector	1,399	—	—	—
To government sector	—	—	—	—
To central bank	9,034	—	—	—
To financial institutions	3,308,014	—	1,156,818	—
To the non-financial private sector and residents abroad	598,981,107	1,729,006	132,791,424	9,423
Credit Cards	274,537,256	—	—	—
Consumer loans	25,959,239	—	45,364,947	—
Notes	58,203,908	—	—	—
Overdrafts	62,808,864	—	138,554	—
Real estate mortgage	1,955,171	30,892	36,523,877	56
Loans for the prefinancing and financing of exports	23,698,762	—	1,374,427	—
Commercial papers	44,901,377	26,038	13,581,271	—
Pledge loans	16,065,851	—	8,642,182	—
Loans to employees	356,438	3,759	4,452,441	9,367
Receivables from financial leases	2,095,022	505,405	3,787,588	—
Other financing	88,399,219	1,162,912	18,926,137	—

Total	602,299,554	1,729,006	133,948,242	9,423

Foreign Country Outstanding Positions

The following table sets forth, as of December 31, 2022 the aggregate amount of “cross-border outstandings” exceeding 1% of our total assets at such date. As of December 31, 2021 we did not hold “cross-border outstandings” exceeding 1% of our total assets. Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in dollars or other non-local currency.

As of December 31, 2022
(in thousands of pesos)
Cash and cash equivalents	17,114,618
Financial assets at fair value through other comprehensive income	60,251
Financial assets at amortized cost	18,863,826

Total	36,038,695

Credit ratios

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Position”.

Composition of Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the fiscal years ended December 31, 2022 and 2021.

	Fiscal Year ended December 31,
	2022	2021
	(in thousands of pesos, except percentages)
Deposits in Domestic Bank Offices
Non-interest-bearing liabilities
Checking accounts
Average
Pesos	216,177,176	231,890,528
Foreign currencies	71,741,501	91,128,720

Total	287,918,677	323,019,248

Interest-bearing liabilities
Saving Accounts
Average
Pesos	293,617,127	293,202,857
Foreign currencies	171,598,614	233,091,858

Total	465,215,741	526,294,715

	Fiscal Year ended December 31,
	2022	2021
	(in thousands of pesos, except percentages)
Average real rate
Pesos	14.05%	9.51%
Foreign currencies	0.01%	0.01%
Total	8.87%	5.30%
Time Deposits
Average
Pesos	450,093,275	406,282,817
Foreign currencies	26,159,303	38,954,510

Total	476,252,578	445,237,327

Average real rate
Pesos	54.91%	36.78%
Foreign currencies	0.19%	0.25%
Total	51.90%	33.58%

Uninsured deposits

	Fiscal Year ended December 31,
	2022	2021
	(in thousands of pesos, except percentages)
Uninsured deposits	481,113,493	488,825,665

	Fiscal Year ended December 31,
	2022	2021
	(in thousands of pesos, except percentages)
Deposits in excess of insurance limit with a maturity of:
Within 3 months	711,181,202	792,958,270
After 3 but within 6 months	66,156,391	35,638,574
After 6 but within 12 months	41,347,744	44,548,217
After 12 months	8,269,549	17,819,287

Total	826,954,886	890,964,348

For more information about uninsured deposits see “Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework—Deposit Guarantee Insurance System”.

F.	The Argentine Banking System and its Regulatory Framework

Argentine Banking System

According to data from the Central Bank as of December 31, 2022, Argentina’s banking system consisted of 63 commercial banks, 13 of which were government-owned or government-related banks and 50 of which were Argentine private banks. The principal regulators of financial institutions in Argentina are the Central Bank, the Superintendence and, in the case of financial institutions that publicly offer their own securities in Argentina or otherwise engage in the offering or trading of third parties’ securities in Argentina, the CNV.

Private Sector Banks

According to data from the Central Bank as of December 31, 2022, the largest Argentine private banks, in terms of total assets, were: Banco de Galicia y Buenos Aires S.A., Banco Santander S.A., Banco Macro S.A., BBVA Argentina and Banco Credicoop Cooperativo Limitado. Some of these banks, including BBVA Argentina, have one or more significant foreign investors. Argentine private banks accounted for 57.79% of total deposits and 60.02% of total gross loans in the Argentine financial sector, of which the ten largest Argentine private banks accounted for 46.62% of total deposits and 51.68% of total gross loans in the Argentine financial sector. Foreign banks compete under the same regulatory conditions as Argentine banks.

Public Sector Banks

The principal state-owned banks are Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires and Banco de la Ciudad de Buenos Aires. As of December 31, 2022, based on the available data of the Central Bank, these three institutions accounted for 36.02% of total deposits and 32.07% of total gross loans in the Argentine financial sector.

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

Law No. 25,780 introduced amendments to the Financial Institutions Law and to the charter of the Central Bank (as amended, the “Charter”). Among the most important modifications were the following:

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

•

The validity of Sections 44, 46 (c), 47 and 48 of the Charter, with respect to the powers of the Superintendent of Financial and Exchange Entities (Superintendente de Entidades Financieras y Cambiarias) under the terms of the text approved as Article 1 of the Law No. 24,144.

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

Law No. 26,739 amended in 2012 the functions and powers of the Central Bank and the ability of the federal government to obtain financing from the Central Bank. This law amended the “Charter”, which had been previously approved by Law No. 24,114 and the Convertibility Law. The amendments introduced by Law No. 26,739 may be grouped under two subjects: (i) amendments to the functions and powers of the Central Bank as the regulatory and supervisory authority of the financial sector; and (ii) expansion of the federal government’s access to financing from the Central Bank. We briefly explain below the most relevant aspects of each.

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

(1)

whose assets, possible commitments and other transactions recorded in off-balance sheet accounts represent 10% or more of the total capital of the local financial institution and its subsidiaries abroad; or

(2)

whose results of operations corresponding to the current fiscal year represent 10% or more of the aggregate results of operations for the current fiscal year of the local financial institution and its subsidiaries abroad.

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

Minimum cash requirements shall be calculated by applying the rates shown in the following chart to: (i) institutions belonging to Group “A”, and branches or subsidiaries of foreign banks rated as global systemically important banks (“G-SIB”) not included in that group; and (ii) the remaining financial institutions.

The table below indicates the minimum cash requirements for each type of account as of December 31, 2022

Type of Account	December 2022
	Categories
	Group “A” institutions and G-SIBs not included in that Group	Remaining institutions
Current accounts and demand accounts open in Credit Unions	45%	20%
Other demand deposits, basic account and universal free account
In pesos	45%	20%
In foreign currency	25%	25%
Unused balances from current account advances effected	45%	20%
Current accounts of non-bank financial institutions	100%	100%

Fixed-term deposits, bonds for acceptances (including liabilities for the sale or assignment of credits to subjects other than financial institutions), reverse repurchases, bonds and stock-exchange reverse swaps, investments at constant term, with advanced cancellation or renewal option:

In pesos
Up to 29 days	25%	11%
From 30 to 59 days	14%	7%
From 60 to 89 days	4%	2%
More than 90 days	0%	0%
In foreign currency
Up to 29 days	23%	23%
From 30 to 59 days	17%	17%
From 60 to 89 days	11%	11%
From 90 to 179 days	5%	5%
From 180 to 365 days	2%	2%
More than 365 days	0%	0%
Demand and term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances
In pesos
Up to 29 days	22%	10%
From 30 to 59 days	14%	7%
From 60 to 89 days	4%	2%
More than 90 days	0%	0%
In foreign currency	15%	15%
Special deposits related to funds revenues from abroad – Decree No. 616/05	100%	100%
Term investments instrumented by nominative non-transferable certificates in pesos corresponding to public sector security holders, entitled to exercise the prepayment option within a term not greater than 30 days after constitution thereof	25%	11%
Deposits and term investments of “UVA” and “UVI” - including savings accounts in “UVA” and “UVI”
Up to 29 days	7%	7%
From 30 to 59	5%	5%
From 60 to 89 days	3%	3%
More than 90 days	0%	0%
Labor Closure Fund for Workers of the Construction Industry in “UVA”	7%	7%
Deposits and term investments that are constituted on behalf of minors by funds received gratuitously	0%	0%
Sight deposits in pesos recorded as credit in money market mutual investment funds	0%	0%
Deposits in pesos in the accounts of Payment Service Providers (PSPs) offering payment accounts in which the funds of their customers are deposited	100%	100%
Deposits in exporters special accounts
In pesos	0%	0%
In foreign currency	0%	0%

In addition, financial institutions’ minimum daily balance shall be equal to 25% of the prior month’s requirement (50% is required in case of a shortfall).

Reduction of the average requirement in pesos:

•	The requirement is reduced for the share of loans to MSMEs (as defined herein) in pesos to the non-financial private sector, according to the following table:

Participation of the financing to MSMEs in the total financing granted by the entity to the non-financial private sector. In %	Reduction (on the total of items included in pesos). In %
Less than 4	0.00
Between 4 and less than 6	1.00
Between 6 and less than 8	1.25
Between 8 and less than 10	1.50
Between 10 and less than 12	1.75
Between 12 and less than 14	2.00
Between 14 and less than 16	2.25
Between 16 and less than 18	2.50
Between 18 and less than 20	2.75
Between 20 and less than 22	3.00
Between 22 and less than 24	3.25
Between 24 and less than 26	3.50
26 or more	3.75

•

The requirement shall be reduced by 35% of loans in pesos granted by financial institutions up to September 30, 2020; by 50% of loans in pesos granted from October 1, 2020 to January 31, 2022; and by 40% of loans in pesos granted as from February 1, 2022 under the “Ahora 12” program, either directly or by a credit card issuing non-financial company, at a maximum interest rate of 17%. Reductions shall not be higher than 8% of the average items in pesos subject to the requirement of the month preceding the date of calculation.

•	Until June 30, 2023, the requirement is reduced for cash withdrawals made through ATMs, assigning greater significance to withdrawals made at ATMs located in areas that have less economic activity.

•

The requirement shall be reduced by 40% of the financings set forth in paragraph 4.1. of the “Credit Line for Productive Investment for MSMEs” granted at an annual nominal interest rate not exceeding the one set forth in paragraph 5.1.1. of that regulation, calculated as the monthly average of the daily balances of the previous month.

•

The minimum cash requirement of financial institutions offering the Universal Free Account (“Cuenta Gratuita Universal”) remotely and in person may be reduced in terms of: loans granted from April 1, 2021 to natural persons and MSMEs not reported by financial institutions to the Financial System’s Central Credit Database.

•	Based on the balances of financing disbursed until September 30, 2022:

(1) In the case of institutions belonging to Group “A”, and branches or subsidiaries of foreign banks rated as G-SIB not included in Group “A”, the requirement shall be reduced by 30% of all financings in pesos granted to MSMEs (either directly or indirectly through other financial institutions) at a maximum fixed 40% annual nominal rate through February 16, 2020 (which may be calculated until paid up in full) and a fixed 35% annual nominal rate from February 17, 2020.

(2) The requirement shall be reduced by 40% of all financings in pesos granted (either directly or indirectly through other institutions) at a maximum annual nominal interest rate of 24% for: (i) MSMEs that allocate at least 50% to working capital; (ii) human health service providers rendering inpatient services in the context of the health emergency that allocate funds for the purchase of medical supplies and equipment; and (iii) non-MSMEs customers that allocate funds for the purchase of machinery and equipment manufactured by domestic MSMEs.

(3) The requirement shall be lowered by 60% of the sum of “zero interest rate credits”, “subsidized interest rate credits for companies” and “zero interest rate credits for culture” granted in the context of the health emergency caused by the Covid-19 pandemic, and disbursed until November 5, 2020; by 24% of the “subsidized interest rate credits for companies” disbursed from November 6, 2020 at an annual nominal rate of 27%; and by 7% of the “subsidized interest rate credits for companies” disbursed from November 6, 2020 at an annual nominal rate of 33%.

(4) The requirement shall be reduced by 40% of all financings in pesos granted to MSMEs (either directly or indirectly through other institutions) at a maximum annual nominal interest rate of 24%, as long as MSMEs have not been reported to the BCRA’s Financial System’s Central Credit Database.

(5) The requirement will be reduced by an amount equivalent to 60% of the sum of the “Zero Rate Credits 2021” granted within the framework of Decree No. 512/21 calculated as the monthly balance in the period prior to the computation of the requirement.

Additional requirement: The institutions that fail to comply with the regulations on lending capacity in foreign currency are bound by an additional minimum cash requirement for the excess amount and in the same currency.

Increase of the average requirement in pesos:

The minimum cash requirement in pesos is increased for financial institutions that fail to comply with the regulations on “Credit Line for Productive Investment” in an amount equal to that breach and be in effect on the day following that in which failure to comply has been identified and for 24 months thereafter.

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

The goal of the countercyclical capital buffer is to offset the pro-cyclical nature of the financial sector. In times of exceptional credit growth at the aggregate level, financial institutions will be required to increase their common equity until 2.5% of their risk-weighted assets.

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

Minimum capital requirement for credit risk: it is determined as the sum of:

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

•

Exposures to individuals and legal persons originated by purchases in installments made through credit cards of tickets abroad and other tourist services abroad (such as accommodation, car rental, etc.), either made directly with the provider of the service or through travel and / or tourism agencies or web platforms (1.250%). As provided for in Communication “A” 7407, effective since November 26, 2021, financial and non-financial credit card issuers will not be allowed to finance credit card purchases in installments made by their customers (individuals or legal entities) of air tickets and other travelling services abroad (accommodation, car rental, etc.), whether directly from the service provider, or indirectly through a travel and/or tourism agency, web platform or other intermediaries.

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

The following table presents, at December 31, 2022, both the calculation of our ratio of capital to risk-weighted assets computed under the Basel Accord and our capital under the minimum capital rules of the Central Bank.

December 31, 2022
(in millions of pesos, except percentages)
Basel Accord
Total capital	350,805.1
Risk-weighted assets	1,495,673.3
Ratio of total capital to risk-weighted assets (1)	23,5%
Required capital	119,653.9
Excess capital	231,151.2

Central Bank’s Rules (2)
Total capital	307,905.3
Risk-weighted assets	1,226,351.2
Ratio of total capital to risk-weighted assets (3)	25,1%
Required capital (4)	100,157.9
Excess capital	207,747.4

(1)	Under the risk-based capital requirements of the Basel Accord, the Bank would be required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.
(2)	Calculated on a consolidated basis in accordance with Central Bank requirements.
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

In order to calculate the LCR, the related assets include, among others, cash in hand, cash in transit, in armored transportation companies and ATMs; deposits with the BCRA, certain national public bonds in pesos or in foreign currency, securities issued or guaranteed by the Banco de Pagos Internacionales, the IMF, the European Central Bank, the European Union or Multilateral Development Banks that comply with certain conditions and debt securities issued by other sovereign entities (or their central banks).

BBVA Argentina’s LCR was 348% as of December 31, 2022, 320% as of December 31, 2021, and 321% as of December 31, 2020.

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

•	in certain exceptional cases, any individual or entity that the Central Bank has determined to be in a position to adversely affect the financial condition of the bank.

•	“Control” is defined as:

•	holding or controlling, directly or indirectly, 25% of the voting stock of the controlled entity;

•	having held 50% or more of the voting stock of the controlled entity at the time of the last election of such entity’s board of directors;

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

The Central Bank requires that the total amount of financing that a financial institution may provide to a related company or person may not exceed the following percentages of the bank’s ACB as of the last day of the immediately prior month:

(i)	Local financial sector

a.	By a controlling relationship

Lender entity	Borrowing entity	General	Additional
			Tranche I	Tranche II	Tranche III
CAMEL 1 to 3	CAMEL 1 (*)	100%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—

	CAMEL 2 (*)	20%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	55% for financing transactions for an agreed initial term of up to 180 days.

Lender entity	Borrowing entity	General	Additional
			Tranche I	Tranche II	Tranche III

	CAMEL 3 (*)	10%	20% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	20% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—

	Not meet any of the above conditions	10%	—	—	—

(*)	Subject to consolidation with the lender.

b.	By a relationship that is not controlling

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	CAMEL 1 to 3 provided that it belongs to the same consolidation group of the lender.	25%

	Not meet any of the above conditions	10%
CAMEL 4 or 5		0%

(ii)	Foreign financial sector

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each foreign related bank:
	• With “Investment Grade” classification	10%
	• Without “Investment Grade” classification:
	Financing without computable warranty	5%
	Financing with/without computable warranty	10%

CAMEL 4 or 5	To each foreign related bank subject to consolidation and parent company:
	• With “Investment Grade” classification	10%
	• Without “Investment Grade” classification:
	Financing without computable warranty	5%
	Financing with/without computable warranty	10%

	To each foreign related bank not subject to consolidation:
	• With “Investment Grade” classification	10%
	• Without “Investment Grade” classification	5%

	To each foreign related bank that does not meet any of the above conditions	0%

(iii)	Local complementary services companies

Lender entity	Borrowing entity	General	Additional
			Tranche I	Tranche II	Tranche III
CAMEL 1	Stock exchange agent or other broker, leasing, factoring or temporary acquisition of participation in companies to sell the holdings afterwards (**)	100%	—	—	—

	Debit/credit card issuers (**)	100%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% in the event of financing transactions with guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—

	Not meet any of the above conditions	10%	—	—	—

CAMEL 2	Stock exchange agent or other broker, leasing, factoring or temporary acquisition of participation in companies to sell the holdings afterwards (**)	10%	—	—	90%

	Debit/credit card issuers (**)	20%	25% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	25% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	55% for financing transactions for an agreed initial term of up to 180 days.

	Not meet any of the above conditions	10%	—	—	—

Lender entity	Borrowing entity	General	Additional
			Tranche I	Tranche II	Tranche III

CAMEL 3	Debit/credit card issuers (**)	10%	20% earmarked by the financial institution acquiring assistance to finance transactions that comply with certain conditions.	20% if the financing transactions involve guarantee or assignment of credit portfolio where assignor is responsible provided the requirements of Tranche I are met.	—

	Not meet any of the above conditions	10%	—	—	—

CAMEL 4 or 5	Complementary services companies (**)	10%	—	—	—

	Not meet any of the above conditions	0%	—	—	—

(**)	Subject to consolidation with the lender.

3.	Foreign complementary services companies

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each complementary services related companies:
	• Financing without computable warranty	5%
	• Financing with/without computable warranty	10%

CAMEL 4 or 5	To each complementary services companies subject to consolidation with the lender:
	• Financing without computable warranty	5%
	• Financing with/without computable warranty	10%

	To each complementary services related companies that do not meet any of the above conditions	0%

4.	Other clients related by controlling relationship

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each related borrower:
	• Financing without computable warranty	5%
	• Financing with/without computable warranty	10%
CAMEL 4 or 5	• To each related company (only equity investment) (***)	5%
	• To each related borrower that does not meet any of the above conditions	0%

(***)	Admitted activity under Section 3 of the rules on “Complementary services of the financial activity and permitted activities”.

5.	By personal relationship

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 a 3	To each related borrower	5%

CAMEL 4 or 5	• To each related person to use exclusively for personal or family purposes	30 times the minimum vital and mobile salary (****)

	• To each related borrower that does not meet any of the above conditions	0%

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

At December 31, 2022, the aggregate of computable loans, other extensions of credit and equity investments by BBVA Argentina on a consolidated basis to related persons totaled Ps. 9,426 million, or 3.25% of BBVA Argentina’s RPC.

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

Loan Loss Allowances

The loan loss allowances presented in our Consolidated Financial Statements included in this Form 20-F are prepared in accordance with IFRS-IASB (see Note 2.3.4.g) to the Consolidated Financial Statements), which differs from the statutory consolidated annual financial statements and the regulatory framework applicable to the Argentine banking system. The below describes the treatment of loan loss allowances pursuant to BCRA-GAAP as they are applicable to our regulatory framework of the Argentine banking system.

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

a)

Commercial loans: commercial financing of more than. Ps 227,200,000 and consumer loans of more than Ps.227,200,000 whose repayment is not linked to fixed or periodic income of the client, but to the evolution of its productive or commercial activity.

b)

Consumer or housing loans: Personal, family and professional loans for the acquisition of consumer goods, credit card financing, or the purchase, construction or rehabilitation of the creditor’s own home. Loans to microcredit institutions and micro entrepreneurs up to Ps.227,200,000. In addition, commercial loans up to Ps.227,200,000 whose repayment is linked to the relevant client’s fixed or periodic income but to the evolution of his productive or commercial activity.

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

(6)	The low risk consumer or housing loan portfolio is divided into:
•	Customers with more than 31 days’ and up to 90 days’ arrears in payment of principal, interest or otherwise in respect of any of their loans.
•

“Special Tracking”: For refinancing arrangements granted for the first time within the calendar year, and once the customer has settled the first installment under such refinancing arrangement, it may be reclassified into this category one time only. After such refinancing and for purposes of the classification, only customers’ obligations in arrears should be considered. For subsequent refinancing arrangements, customers will be afforded the general treatment set forth in these provisions.

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

•

During the course of each half-year in the case of clients whose debt at some moment has totaled between 1% of the financial institution’s total capital or the equivalent to Ps.227,200,000 whichever is lower, and less than 5% of the financial institution’s total capital.

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

a)	Tranches of arrears are allocated in any applicable situation according to the table below:

Situation	Minimum delay time (in days)
Normal	0
Low Risk	92
Medium Risk	151
High Risk	241
Irrecoverable	More than 1 year

b)	Afterwards the refinancing arrears must be taken into account to determine the situation in which the refinanced client must be placed at.

B.	Provisioning

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

The allowance percentages being used by the Bank for the commercial, consumer and consumer-like portfolios approved by the Risk Management Committee following the guidelines of BCRA regulations are the following:

•	Percentages of allowance for consumer portfolio and consumer-like portfolio clients:

Situation	Category	Without Preferred Guarantees	With Preferred Guarantees B	With Preferred Guarantees A
		(in percentages)
1	Normal	1	1	1
2	Low Risk	5	3	1
2.b.	Special treatment	16	8	1
3	Medium Risk	100	12	1
4	High Risk	100	25	1
5	Irrecoverable	100	50	1

•	Percentages of allowance for commercial portfolio clients:

Situation	Category	Without Preferred Guarantees	With Preferred Guarantees B	With Preferred Guarantees A
		(in percentages)
1	Under Observation	1	1	1
2.a.	Under Observation	5	3	1
2.b.	Under Negotiation	12	6	1
2.c.	Special treatment	16	8	1
3	Substandard	25	12	1
4	High Risk of Insolvency	50	25	1
5	Irrecoverable	100	50	1

4.1.	Classification/Allowance Manual Adjustment Procedure

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

Once approved by the Wholesale Risk Monitoring Committee, notice is given to Financial Risk & Reporting Management (Risk Department), which is in charge of administering and monitoring that the allowances and situations determined by the Wholesale Risk Monitoring Committee comply with the regulations on minimum allowances laid down by the Central Bank.

Following review of our Financial Risk & Reporting Management (Risk Department), the list is approved and reported to accounting at the end of each month, which is responsible for changing the relevant customers’ situation or allowance, based on the information reported in the list of manual adjustments in the Bank’s computing system.

Once the relevant change has been implemented, accounting is required to report these changes to Financial Risk & Reporting Management (Risk Department), which is to ensure that the changes so made are as requested in the list of manual adjustments. If the change has not been adequately implemented, Financial Risk & Reporting Management will cause the pertinent corrections to be made.

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

7.

Client debt classified as “unrecoverable” and fully provided for must be written off as from the seventh month subsequent to that in which such actions were taken. These loans should be booked in off-balance sheet accounts.

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

Priority of Deposits

Law No. 24,485, as amended, sets forth that in case of judicial liquidation or bankruptcy of a financial institution, all depositors, irrespective of the type, amount or currency of their deposits, would be senior to the other remaining creditors (such as the shareholders of the bank), with exceptions made for certain labor creditors (Article 53 paragraphs “a” and “b”) and for those creditors backed by a pledge or mortgage, in the following order of priority: (a) deposits of up to Ps.6,000,000 per person (including any amount of said person deposited with a financial institution), or their equivalent in foreign currency, in accordance with the provisions of Communication “A” 7661 of the Central Bank; (b) any and all deposits higher than Ps.6,000,000, or their equivalent in foreign currency; and (c) the liabilities originated in commercial lines granted to the bank and that directly affect international commerce.

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

Commercial banks are authorized to trade public and private debt securities in the Argentine over-the-counter market if they are members of the Mercado Abierto Electrónico (“MAE”) and authorized to act as over-the-counter brokers. In our capacity as an over-the-counter broker, we are subject to MAE rules and the supervision of the CNV as our primary regulator, and accordingly, we must comply with certain reporting requirements.

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

Individuals and entities subject to the Anti-Money Laundering Law must comply with some duties that include: (i) obtaining documentation from their customers that irrefutably evidences their identity, legal status, domicile, and other data stipulated in each case (know your customer policy); (ii) reporting any suspicious event or transaction (which according to the customary practices of the field involved, as well as to the experience and competence of the parties who have the duty to inform, are those transactions attempted or consummated that, having been previously identified as unusual transactions by the legally bound reporting party, or have no economic or legal justification or are unusually or unjustifiably complex, whether performed on a single occasion or repeatedly (regardless its amount)); and (iii) abstaining from disclosing to customers or third parties any act performed in compliance with the Anti-Money Laundering Law. Within the framework of analysis of a suspicious transaction report, the aforementioned individuals and entities cannot refrain from disclosing to the UIF any information required from it by claiming that such information is subject to bank, stock market or professional secret, or legal or contractual confidentiality agreements. AFIP shall only disclose to UIF the information in its possession when the suspicious transaction report has been made by such entity and refers to the individuals or entities involved directly with the reported transaction. In all other cases the UIF shall request that the federal judge holding authority in a criminal matter order the AFIP to disclose the information in its possession.

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

We held a 8.6374% equity interest in SEDESA as of December 31, 2022.

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

By means of Communication “A” 7661, the Central Bank updated the above-mentioned coverage amount and brought it up to Ps.6,000,000 effective from January 1, 2023.

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

The BBVA Group has the following activities, transactions and dealings with Iran requiring disclosure:

Iranian embassy-related activity. On a continuing basis, BBVA, S.A. maintains a bank account in Spain for one employee of the Iranian embassy in Spain. This employee is a Spanish citizen. Similarly, BBVA Mexico opened an account to the Iranian embassy in Mexico in March 2022, which was closed in May 2022. Estimated gross revenues for the year ended December 31, 2022, from embassy-related activities, which include fees and/or commissions, totaled US$62.54 (US$59.31 from Spain and US$3.24 from Mexico). The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure.

G. Cybersecurity and Fraud Management

BBVA’s Corporate Security Area is responsible for ensuring adequate information security management by establishing security policies, procedures and controls regarding the security of the BBVA Group’s global infrastructures, digital channels and payment methods (including those relating to BBVA Argentina) with a holistic and threat intelligence-led approach.

BBVA’s security strategy resides on four fundamental pillars: cybersecurity, data protection, physical security and security in business processes and fraud management. A program has been designed for each of these pillars, with the aim to reduce the risks identified in the developed taxonomy. These programs, which consider security industry best practices established by internationally accepted security standards, are periodically reviewed to evaluate the progress and the effective impact on the mitigation of the risks BBVA is exposed to.

During 2022, within the framework of the implementation of the security strategy, security measures have been reinforced with the aim to ensure an adequate protection of BBVA’s information and the assets supporting business processes. The implementation of these measures has been carried out with a global perspective and an integral approach (considering not only technological aspects but also aspects related to staff, processes and security governance).

Measures adopted in 2022 included measures intended to: (i) ensure end-to-end protection of business processes, considering logical and physical security, privacy and fraud management, (ii) ensure compliance of the security and privacy by design principles, and (iii) improve client access control and authentication services related to online services, from a security and user experience perspective.

The main initiatives which have been or are being implemented to improve BBVA’s security and client protection are the following:

•	Use of facial biometrics for the remote and online onboarding of new clients, ensuring compliance with the legal requirements applicable.

•	Use of biometrics for the completion of transactions through the BBVA app, with the aim of improving user experience and avoiding SIM duplication and smishing attacks.

•	Reinforcement of the security measures implemented in business processes with a high risk of fraud.

•	Use of advanced analytics models to protect BBVA’s clients’ funds.

•	Enhancement of the information provided to clients in the BBVA app to make them aware of the main risks they are exposed to, so that they can prevent or act against possible threats.

These new initiatives, the possibility to activate and shutdown cards from the BBVA app, the customized early warnings about real-time payments or transfers seek to improve BBVA’s client protection.

Additionally, BBVA has continued carrying out training and awareness initiatives related to security and privacy, promoting training and awareness campaigns for BBVA’s employees, clients and society in general, through the BBVA app, online channels and social networks. Some of the topics covered include protection of personal information, secure password management, device protection (laptops, smartphones, etc.), social engineering detection (phishing, smishing, vishing), malware and other technical attacks detection, detection of scams, security in online purchases and how to react in case of a security incident.

Other lines of action also include the adequate training of BBVA’s Steering Committee members in the area of security and incident management, as well as the periodic performance of global and local simulation exercises in order to raise the level of training and awareness of certain key personnel and ensure an immediate and effective response in case of a security breach.

Cybersecurity

Ensuring the effective protection of BBVA’s assets and customers’ data is vital for the BBVA Group.

During 2022 and 2021, there has been an increase in the number of attacks, accentuated by the presence of organized crime groups specialized in the banking sector and working in a multi-country environment.

Furthermore, new risks and challenges for companies have emerged, such as related to security in teleworking, increases in attack surface, security in cloud services and management of risks related to third parties. Since the Covid-19 pandemic cybercriminals have increased the scope of social engineering attacks through email, SMS, instant messaging systems and social networks.

The Global Computer Emergency Response Team (CERT) is the BBVA Group’s first line of detection and response to cyberattacks aimed at global users and the Group’s infrastructure, combining information on cyber threats from our Threat Intelligence unit. The Global CERT, which is based in Madrid, operates 24x7 and provides services in all countries where the BBVA Group operates, under a scheme of managed security services, with operation lines dedicated to fraud and cybersecurity. To complement the Global CERT services, we have the support of a local 24x7 Security Operation Center (SOC) service for the attention of cybersecurity and fraud prevention alerts.

As cyberattacks evolve and become more sophisticated, BBVA has strengthened its prevention and monitorization efforts. System monitoring capabilities have been reinforced, with particular attention to the critical assets that support business processes in order to prevent threats from materializing and, if necessary, to immediately identify and respond to any security incident that may occur. Incident prevention, detection and response capabilities have also been strengthened through the use of integrated information sources, improved analytical capabilities and automated platforms. Additionally, new Artificial Intelligence models are being developed with the aim to predict and prevent cyberattacks against the Bank infrastructure and to provide a more secure experience to BBVA’s clients.

We believe that measures implemented by the BBVA Group have improved information security management at BBVA Argentina from a preventive and proactive approach, based on the use of digital intelligence and advanced analytical capabilities. The main objective of these measures is to ensure an immediate and effective response to any security incident that occurs through the coordination of the different business and support areas involved, to reduce the possible negative impact and, if necessary, to report such incident in a timely manner to the relevant supervisory or regulatory authorities.

BBVA routinely reviews, reinforces and tests its security processes and procedures through simulation exercises in the areas of physical security and digital security. Specialized teams periodically perform security technical tests in order to detect and correct possible security vulnerabilities. These tests include technical tests of technological platforms as well as malicious users simulated attacks performed by the “red team”. The outcome of such exercises is a fundamental part of a feedback process designed to improve the BBVA Group’s cybersecurity strategies.

Data Protection

The second pillar of the BBVA Group’s strategy is based on the adequate protection and management of data, which is a fundamental element of the data-centric strategy of BBVA. The main initiatives in this area relate to the adoption of measures to ensure that BBVA’s information assets are properly protected, limiting their use to their intended purposes and controlling access to them, considering the security guidelines established by the BBVA Group. All activities related to the data protection program are reviewed by the Data Protection Committee, where all relevant stakeholders of the Bank are represented.

Security in Business Processes and Fraud

Cybersecurity efforts are frequently undertaken in close coordination with our fraud prevention efforts and there are considerable interactions and synergies between the relevant teams. As part of the efforts to monitor fraud evolution and to actively support the deployment of adequate anti-fraud policies and measures, the Fraud Management Working Group oversees the evolution of all external and internal fraud types in all countries where the BBVA Group operates. Its functions include: (i) actively monitoring fraud risks and mitigation plans; (ii) evaluating the impact thereof on the BBVA Group’s business and customers; (iii) monitoring relevant fraud facts, events and trends; (iv) monitoring accrued fraud cases and losses; (v) carrying out internal and external benchmarking; and (vi) monitoring relevant fraud incidents in the financial industry.

BBVA maintains cybersecurity and fraud insurance policies in respect of each of its subsidiaries, including the Bank. These insurance policies are subject to certain loss limits, deductions and exclusions. We can provide no assurance that all losses related to a cybersecurity or fraud incident will be covered under our policies.

Security Governance

With the aim of ensuring the effective implementation of the BBVA Group’s security strategy, BBVA has established a security governance model. Among the bodies composing this governance model, there are Committees and working groups responsible for the approval and supervision of the execution of the information security strategy, in matters such as corporate security, information security and protection and fraud management.

Regarding business continuity, during 2022 and 2021 BBVA has included “resilience” as an integral part of its holistic approach. This change reflects the evolution from a model mainly oriented to guarantee the continuous provision of products and services in situations with high impact and low probability to a model where the organization has the ability to absorb and adapt to situations with an operative impact due to disruptions of different nature (such as pandemics, cyber incidents, natural disasters or technological failures).

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Economic conditions

2022

During 2022 economic activity measured by GDP grew 5.2% compared to 2021. Economic activity continued the recovery that started in 2021, following the 2020 decline resulting from the Covid-19 pandemic.

The unemployment rate decreased again in 2022 and stood at 6.3% at December 31, 2022 compared to 8.7% at December 31, 2021. However, the quality of employment did not improve, with a higher incidence of underemployment and workers working in the informal economy.

The national CPI increased by 94.8% in 2022, reflecting a significant acceleration of inflation compared to 50.9% in 2021, mainly driven by the inflationary acceleration that followed a financial stress episode in July 2022 that resulted in the sudden resignation of Minister of Economy Martin Guzman.

The domestic public sector had a primary fiscal deficit of 2.4% of GDP, just below the 2.5% goal of the IMF program.

2021

During 2021 economic activity measured by GDP grew 10.3% compared to 2020. The activity recovered sharply from the 2020 crisis thanks to the easing of lockdown measures and the government’s fiscal-monetary stimulus in 2021.

With respect to the labor market, there was a decrease in the average unemployment rate in 2021 to 8.7%, compared to 11.4% in 2020, primarily due to the removal of mobility restrictions, which allowed the reopening of non-essential activities that had been restricted since the outbreak of the pandemic.

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

The domestic public sector recorded a primary deficit of Ps.1,750 billion, accounting for 6.5% of GDP

Effects of Recent Regulatory Changes on BBVA Argentina

Below is a summary of the main rules and regulations enacted in recent years which remain in force as of the date of this annual report on Form 20-F, which are mainly related to the crisis triggered by the Covid-19 pandemic.

New Financing Lines

In response to the crisis triggered by the Covid-19 pandemic, the Central Bank adopted a set of credit stimulus measures aimed at the most vulnerable sectors, primarily, micro, small and medium-sized companies (“MSMEs”) and the self-employed. The main characteristics of the new financing lines are described below:

•	Credit Lines for MSMEs’ Productive Investment:

In October 2020, the Central Bank issued Communication “A” 7140 approving the rules on the new “Credit Line for MSMEs’ Productive Investment” which proceeds are used to:

1.

Finance MSMEs’ investment projects (with an initial maximum annual nominal rate of 30%) and a 64.5% maximum annual rate as of the date of this annual report). These credit lines are subject to a reduced cash requirement equal to 40% of the aggregate amount being lent.

2.	Working capital and post-dated check and other document discounting to MSMEs (with an initial maximum annual nominal rate of 35% and a 74.5% maximum annual rate as of the date of this annual report).

3.

Special lines (health providers for the purchase of medical supplies and equipment; non-MSMEs using the proceeds to purchase machinery and equipment manufactured by local MSMEs; other financial institutions not included in Group “A”, to the extent the proceeds are applied to MSMEs’ credit lines (investment projects or working capital) within 10 business days) for which an auditor report is required (incorporated by Communication “A” 7161, November 12, 2020) (with an initial maximum annual nominal rate of 35% and a 74.5% maximum annual rate as of the date of this annual report).

For these credit lines, financial institutions are required to maintain a regulatory quota equal to 7.5% of their non-financial private sector deposits. At least 30% of the quota must be used for investment projects.

•	Home Mortgage Loans and UVA-linked Pledge Loans (Decrees No. 319/2020 and 767/2020 and Communication “B” 12099)

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

By means of Communication “A” 6949, the Central Bank established that outstanding balances of credit lines granted by financial institutions with installments falling due between April 1 and June 30, 2020 (postponed until March 31, 2021) would not accrue late-payment interest, and any unpaid installments would be payable at the end of the credit life (except for credit cards). The same treatment is applied to unpaid installments falling due of credit assistance granted to clients covered by the “REPRO II Program” from May 14, 2021 to April 28, 2022 (Communication “A” 7285 and 7497).

•	Outstanding Credit Card Balances

The Central Bank established a limit for credit card financing (Communication “A” 7181). Effective as of February 2021, the limited rate applies up to Ps.200,000 of the total financed amount (Communication “A” 7198). This maximum annual nominal current rate is 77% (Communication “A” 7605) and is not applicable if the monthly consumption in foreign currency is higher than 200 U.S. dollars (Communication “A” 7559).

Minimum Cash Rules

•	Minimum Cash Requirement:

By means of Communication “A” 7536 dated June 30, 2022 and effective since October 1, 2022, the Central Bank simplified the Minimum Cash Requirement by reducing the number of deductions, maintaining only those that favor productive credit for MSMEs and financing for household consumption, and reducing reserve rates.

The structure of deductions as of the date of this annual report is as follows:

•	Participation of loans granted to MSMEs on the total financing to the non-financial private sector in pesos.

•	Financing under the “AHORA 12” Program.

•	Financing included in the “Credit Line for MSME’s Productive Investment”.

•

Special for financial institutions offering the “Universal Free Account” in terms of loans granted to individuals and / or MSMEs not informed in the “Central of debtors of the financial system”, under certain conditions.

•	Payment of Minimum Cash Requirement:

With regards to the payment of the minimum cash requirement, the Central Bank, by means of Communication “A” 7016, provided that financial institutions included in Group “A” (such as the Bank) may pay the minimum cash requirement-for the period and daily-in pesos, out of “fixed-rate Treasury Bonds in pesos due in May 2022”. Bonds used to pay the minimum cash requirement in pesos will be excluded from the limits set forth in the rules on “Financing to the non-financial public sector”. Effective since May 18, 2020, financial institutions may pay their minimum cash requirements in pesos entirely out of Central Bank’s bills (LELIQ)—except to the extent of the maximum proportion allowed to be paid in out of “fixed-rate Treasury bonds in pesos”—in respect for time deposits and term investments from the non-financial private and public sectors (Communication “A” 7018). Effective since June 1, 2021, financial institutions may also integrate their minimum local currency cash requirements, with treasury bonds in pesos (which are currently allowed to be paid out of LELIQ).

By means of Communication “A” 7511 and Communication “A“7637, the Central Bank provided that financial institutions included in Group “A” may pay the minimum cash requirement in pesos, out of “fixed-rate Treasury Bonds in pesos due in May 2027” and “fixed-rate Treasury Bonds in pesos due in November 2027”.

LELIQ – Special provisions:

Effective since January 10, 2022, the Central Bank established a new maximum Leliq holding amounting to the equivalent of the monthly average of daily balances of time-deposits in pesos of the non-financial private sector.

Reporting Obligations - Extended Terms

Pursuant to Communication “A” 7658, the Central Bank has extended the term to file financial statements for periods ended on or after December 31, 2022 to 60 days for interim financial statements and 70 days for annual financial statements.

Profit Distribution and Remote Meetings

The Central Bank suspended the distribution of profits by financial institutions until June 30, 2020. Such term was then extended until December 31, 2020, again until June 30, 2021, and finally until December 31, 2021 (Communication “A” 6939, Communication “A” 7035, Communication “A” 7181 and Communication “A” 7312).

Pursuant to Communication “A” 7421 dated December 16, 2021, the Central Bank enabled financial entities, from January 1, 2022 to December 31, 2022, to distribute dividends for up to 20% of their “distributable profit”. Financial entities, having the previous authorization of the Central Bank, had to make this distribution in 12 equal, monthly and consecutive installments.

By means of Communication “A“7659 dated December 15, 2022, the Central Bank reinstated the suspension of profit distributions from January 1, 2023 to December 31, 2023.

By Communication “A” 7719 dated March 9, 2023, the Central Bank enabled financial entities, with its prior authorization, to distribute dividends for up to 40% of their “distributable profit” in six equal, monthly and consecutive installments from April 1, 2023 to December 31, 2023.

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

Exchange Market Regulations

The Central Bank has implemented a number of regulatory changes related to the exchange market.

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

This requirement was extended to those who register capital maturities for amounts greater than US$2 million per month between April, 1 2021 and June 30, 2022 through Communication “A” 7230 and “A” 7416. Such term was further extended until December 31, 2023 by Communication “A” 7621.

Since November 26, 2021, purchases of air tickets, hotel accommodation, or any tourist service provided abroad, are forbidden to be paid through local credit cards installments.

On July 26, 2022, the Central Bank set up a regime for the sale of soybean which was in effect until August 31, 2022. During such period, producers could acquire foreign currency for up to 30% of the funds obtained from the sale of grains and maintain the remaining 70% into a freely available deposit with variable remuneration depending on the evolution of the official exchange rate (Communication “A” 7556).

Through Decree 576/2022 of September 5, 2022, the government established the “Export Increase Program”, which established an exchange rate of $200 for every USD 1 for exports of soybean until September 30, 2022.

This program was reinstated by means of decree 787/2022 of November 27, 2022, effective from November 28 until December 31, 2022, establishing an exchange rate of Ps.230 for every USD 1 for exports of soybean.

Additionally, the AFIP, by means of General Ruling 4815/2020 dated September 16, 2020, established a mechanism to collect prepayments creditable against income tax and personal asset tax at the 35% rate applicable to transactions liable to the tax locally known as “PAIS” (formation of external assets by individuals and foreign currency-denominated purchases with debt and credit cards). These measures seek to discourage individuals’ demand for foreign currency for saving purposes and credit card spending. By means of General Ruling 5232/22, dated July 14, 2022, the AFIP increase the rate applicable to credit card purchases abroad from 35% to 45%.

Other Regulations

•	Deposits and Interest Rates

In order to encourage savings in pesos, by means of Communication “A” 6980 dated April 16, 2020 and effective since April 20, 2020, the Central Bank provided that entities should pay a minimum interest rate on individuals’ time-deposits of up to Ps.1 million not adjustable by UVA or UVI (“Unidad de Vivienda”, in Spanish) based on a percentage of the LELIQ rate.

Current minimum rates for Group “A” financial institutions are as follows:

1.

100 % of the shorter term LELIQ auction rate in pesos prevailing the day before the one in which the deposit is made, or the most recently released rate, as the case may be, to the extent the financial institution’s total time deposits by each individual do not exceed Ps.1 million as of the deposit date. For time-deposits held by two or more individuals, the time-deposit amount is proportionally distributed among holders (75% annual nominal rate).

2.

88.67 % of the shorter-term LELIQ auction rate in pesos prevailing the day before the one in which the deposit is made, or the most recently released rate, as the case may be, for deposits other than those included in the paragraph above (66.5 annual nominal% rate).

•	Foreign Currency Net Global Position

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

•	Operations with digital assets:

By means of Communication “A” 7506, the Central Bank prohibited financial entities to carry out or facilitate their clients to carry out operations with digital assets that are not authorized by a competent national regulatory authority or by the Central Bank.

Critical Accounting Policies

The Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 were prepared by the Bank’s management in compliance with IFRS-IASB, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Bank’s total equity and financial position as of December 31, 2022 and 2021, and its results of operations and consolidated cash flows for the years ended December 31, 2022, 2021 and 2020.

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

Although these estimates were made on the basis of the best information available as of December 31, 2022 and 2021 respectively, events that take place in the future might make it necessary to revise these estimates (upwards or downwards) in coming years.

Note 2.3 to our Consolidated Financial Statements contains a summary of our significant accounting policies. We consider certain of these policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our Consolidated Financial Statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our Consolidated Financial Statements and the discussion below.

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

IFRS 9 became effective as of January 1, 2018 and replaced IAS 39 regarding the classification and measurement of financial assets and liabilities, the impairment of financial assets and hedge accounting. For information regarding the classification and measurement of financial instruments under IFRS 9, see Note 2.3.4 to our Consolidated Financial Statements.

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

Results of Operations for the Fiscal Years Ended December 31, 2022, 2021 and 2020

Overview

The table below shows the Bank’s consolidated statements of profit or loss and comprehensive income for 2022, 2021 and 2020.

	Year ended December 31,			Variation
	2022	2021	2020	2022 vs 2021		2021 vs 2020
	(in thousands of pesos) (1)
Interest income	629,349,615	418,342,042	348,485,355	211,007,573	50.4%	69,856,687	20.0%
Interest expenses	(290,531,288)	(178,058,577)	(121,937,317)	(112,472,711)	63.2%	(56,121,260)	46.0%

NET INTEREST INCOME	338,818,327	240,283,465	226,548,038	98,534,862	41.0%	13,735,427	6.1%

Fee and commission income	79,331,852	78,123,446	69,575,434	1,208,406	1.5%	8,548,012	12.3%
Fee and commission expense	(32,589,024)	(32,020,803)	(33,587,051)	(568,221)	1.8%	1,566,248	(4.7)%
Gains on financial assets and liabilities at fair value through profit or loss, net	14,902,060	7,836,507	33,045,686	7,065,553	90.2%	(25,209,179)	(76.3)%
Gains (Losses) on derecognition of financial assets not measured at fair value through profit or loss, net	289,948	(238,226)	(6,791,537)	528,174	(221.7)%	6,553,311	(96.5)%
Exchange differences, net	8,076,977	10,790,706	18,311,006	(2,713,729)	(25.1)%	(7,520,300)	(41.1)%
Other operating income	21,162,198	15,965,099	18,591,077	5,197,099	32.6%	(2,625,978)	(14.1)%
Other operating expenses	(61,720,617)	(52,784,224)	(45,838,980)	(8,936,393)	16.9%	(6,945,244)	15.2%

GROSS INCOME	368,271,721	267,955,970	279,853,673	100,315,751	37.4%	(11,897,703)	(4.3)%

Administration costs	(136,119,171)	(124,169,348)	(115,076,790)	(11,949,823)	9.6%	(9,092,558)	7.9%

Personnel benefits	(68,092,239)	(61,121,163)	(59,919,548)	(6,971,076)	11.4%	(1,201,615)	2.0%
Other administrative expenses	(68,026,932)	(63,048,185)	(55,157,242)	(4,978,747)	7.9%	(7,890,943)	14.3%

Depreciation and amortization	(10,973,223)	(10,872,882)	(11,954,961)	(100,341)	0.9%	1,082,079	(9.1)%
Impairment of financial assets	(31,673,263)	(24,880,294)	(34,885,539)	(6,792,969)	27.3%	10,005,245	(28.7)%
Loss on net monetary position	(133,602,639)	(80,697,148)	(65,494,701)	(52,905,491)	65.6%	(15,202,447)	23.2%

NET OPERATING INCOME	55,903,425	27,336,298	52,441,682	28,567,127	104.5%	(25,105,384)	(47.9)%

Share of profit of equity accounted investees	(466,497)	(109,534)	783,786	(356,963)	325.9%	(893,320)	(114.0)%

PROFIT BEFORE TAX	55,436,928	27,226,764	53,225,468	28,210,164	103.6%	(25,998,704)	(48.8)%

Income tax benefit (expense)	2,523,750	(9,002,525)	(23,622,164)	11,526,275	(128.0)%	14,619,639	(61.9)%

PROFIT FOR THE YEAR	57,960,678	18,224,239	29,603,304	39,736,439	218.0%	(11,379,065)	(38.4)%

Attributable to owners of the Bank	58,841,292	18,307,836	29,551,085	40,533,456	221.4%	(11,243,249)	(38)%
Attributable to non-controlling interest	(880,614)	(83,597)	52,219	(797,017)	953.4%	(135,816)	(260.1)%

PROFIT FOR THE YEAR	57,960,678	18,224,239	29,603,304	39,736,439	218.0%	(11,379,065)	(38.4)%

Items that are or may be reclassified to profit or loss

Profit or loss for financial instruments at fair value through other comprehensive income (FVOCI)
(Loss) Profit for the year for financial instruments at fair value through other comprehensive income (FVOCI)	(13,229,567)	(1,903,795)	14,898,929	(11,325,772)	594.9%	(16,802,724)	(112.8)%
Adjustment for reclassifications for the year	(272,217)	208,433	6,791,532	(480,650)	(230.6)%	(6,583,099)	(96.9)%
Related income tax	(713,714)	(5,114,406)	(6,087,171)	4,400,692	(86.0)%	972,765	(16.0)%

	Year ended December 31,			Variation
	2022	2021	2020	2022 vs 2021		2021 vs 2020
	(in thousands of pesos) (1)
	(14,215,498)	(6,809,768)	15,603,290	(7,405,730)	108.8%	(22,413,058)	(143.6)%

Share in other comprehensive income (OCI) from investees at equity method
Profit/(Loss) for the year for the share in OCI from associates at equity-method	109,017	(6,940)	(281,363)	115,957	(1670.9)%	274,423	(97.5)%

	109,017	(6,940)	(281,363)	115,957	(1670.9)%	274,423	(97.5)%

Items that will not be reclassified to profit or loss

Fair value changes for equity instruments at fair value through other comprehensive income (FVOCI)
Profit (Loss) for the year for equity instruments at fair value through other comprehensive income (FVOCI)	(2,379)	4,293	(26,876)	(6,672)	(155.4)%	31,169	(116.0)%
Related income tax	—	—	5,271	—	—	(5,271)	(100.0)%

	(2,379)	4,293	(21,605)	(6,672)	(155.4)%	25,898	(119.9)%

Other comprehensive (loss) income, net of tax	(14,108,860)	(6,812,415)	15,300,322	(7,296,445)	107.1%	(22,112,737)	(144.5)%

Total comprehensive income for the year	43,851,818	11,411,824	44,903,626	32,439,994	284.3%	(33,491,802)	(74.6)%

COMPREHENSIVE INCOME (LOSS):
Attributable to owners of the Bank	44,732,445	11,495,421	44,851,410	33,237,024	289.1%	(33,355,989)	(74.4)%
Attributable to non-controlling interests	(880,627)	(83,597)	52,216	(797,030)	953.4%	(135,813)	(260.1)%

OTHER:
Profit for the year attributable to owners of the Bank per ordinary share (2)(3)	96.04	29.88	48.23
Profit for the year attributable to owners of the Bank per ADS (2)(3)(5)	288.12	89.64	144.69
Diluted profit for the year attributable to owners of the Bank per ordinary share (2)(3)	96.04	29.88	48.23
Diluted profit for the year attributable to owners of the Bank per ADS (2)(3)(5)	288.12	89.64	144.69
Declared dividends per ordinary share (2)(3)(4)	—	—	50.03161
Declared dividends per ordinary share (in US$)	—	—	0.5404
Declared dividends per ADS (2)(3)(4)(5)	—	—	150.0948
Declared dividends per ADS (in US$)	—	—	1.621
Net operating income per ordinary share (2)(3)	91.25	44.62	85.60
Net operating income per ADS (2)(3)(5)	273.75	133.86	256.80
Average ordinary shares outstanding (000s) (3)	612,671	612,671	612,671

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

(4)

On March 6, 2023, the Board of Directors resolved not to propose for shareholder approval at the next ordinary and extraordinary shareholders’ meeting, to be held on April 28, 2023, a distribution of cash dividends. For the fiscal year ended December 31, 2021, the dividends in cash declared at the ordinary and extraordinary shareholders’ meetings held on April 29, 2022 were Ps.13,165 million (nominal value). For the fiscal year ended December 31, 2020, the dividends in cash declared at the ordinary and extraordinary shareholders’ meetings held on April 20, 2021 and November 3, 2021 were Ps.7,000 million (nominal value) and Ps.6,500 million (nominal value), respectively. Dividends per ordinary share for each year are calculated taking into account dividends declared in such year and the number of outstanding shares at the end of such year. BCRA Communication “A” 6886, in force since January 31, 2020, provides that financial institutions must have the prior authorization of the Central Bank for the distribution of their results. Subsequently, BCRA issued Communication “A” 7312 whereby financial institutions were not allowed to distribute dividends until at least December 31, 2021. Pursuant to Communication “A” 7421 dated December 16, 2021, the Central Bank enabled financial entities, from January 1, 2022 to December 31, 2022, to distribute dividends for up to 20% of their “distributable profit”. By Communication “A” 7719 dated March 9, 2023, the Central Bank enabled financial entities, with its prior authorization, to distribute dividends for up to 40% of their “distributable profit” in six equal, monthly and consecutive installments from April 1, 2023 to December 31, 2023.

(5)	Each ADS represents three ordinary shares.

The changes in our consolidated statement of profit or loss for 2022, 2021 and 2020 were as follows:

Interest income

The components of our interest income are reflected in the following table.

	Year ended December 31,			Variation
	2022	2021	2020	2022 vs 2021		2021 vs 2020
	(in thousands of pesos, except percentages)
Interest on loans to financial institutions	2,495,452	1,840,831	3,550,113	654,621	35.6%	(1,709,282)	(48.1)%
Interest from overdrafts	28,767,653	16,494,956	31,797,188	12,272,697	74.4%	(15,302,232)	(48.1)%
Interest from commercial papers	39,596,631	28,643,882	29,939,809	10,952,749	38.2%	(1,295,927)	(4.3)%
Interest from mortgage loans	3,042,462	3,353,342	2,739,783	(310,880)	(9.3)%	613,559	22.4%
Interest from car loans	10,611,023	10,849,682	8,806,019	(238,659)	(2.2)%	2,043,663	23.2%
Interest from credit card loans	62,619,226	49,780,744	55,004,119	12,838,482	25.8%	(5,223,375)	(9.5)%
Interest from financial leases	1,971,750	1,864,308	1,591,658	107,442	5.8%	272,650	17.1%
Interest from consumer loans	32,075,984	28,325,500	28,116,371	3,750,484	13.2%	209,129	0.7%
Interest from other loans	44,405,294	33,077,508	33,135,157	11,327,786	34.2%	(57,649)	(0.2)%
Premium for reverse repurchase agreements	31,858,523	73,245,986	14,573,094	(41,387,463)	(56.5)%	58,672,892	402.6%
Interest from government securities	256,501,695	104,122,019	98,980,559	152,379,676	146.3%	5,141,460	5.2%
Interest from private securities	662,812	305,251	67,964	357,561	117.1%	237,287	349.1%
Interest from loans for the prefinancing and financing of exports	725,826	1,906,230	4,202,873	(1,180,404)	(61.9)%	(2,296,643)	(54.6)%
Stabilization Coefficient (CER) clause adjustment (1)	82,083,427	35,685,175	7,488,289	46,398,252	130.0%	28,196,886	376.5%
UVA clause adjustment (1)	31,382,577	27,161,517	27,146,174	4,221,060	15.5%	15,343	0.1%
Other financial income	549,280	1,685,111	1,346,185	(1,135,831)	(67.4)%	338,926	25.2%

	629,349,615	418,342,042	348,485,355	211,007,573	50.4%	69,856,687	20.0%

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

The Bank’s interest income increased in 2022 compared to 2021 primarily due to an increase in interest from government securities, explained both by an increase in the position of BCRA liquidity bills (LELIQ) and inflation-linked (CER) National Treasury bonds, which was partially offset by a decrease in premium for reverse repurchase agreements, mainly due to a low level of deposits and a decrease in interest from loans for the prefinancing and financing for export, mainly due to a low level of such activity.

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

The variation in the interest component of interest income for the year ended December 31, 2022 resulted mostly from an increase in the average real rates of interest-earning assets and, to a lesser extent, an increase in the average volume of interest-earning assets.

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

	December 31, 2022 vs. December 31, 2021 Increase (Decrease)	December 31, 2021 vs. December 31, 2020 Increase (Decrease)
Change in interest income due to change in:	(in thousands of pesos)
the volume of interest-earning assets	41,523,053	126,896,673
average real rates of interest-earning assets	169,484,520	(57,039,986)

Net Change	211,007,573	69,856,687

Interest expenses

The components of our interest expenses are reflected in the following table.

	Year ended December 31,			Variation
	2022	2021	2020	2022 vs 2021		2021 vs 2020
	(in thousands of pesos, except percentages)
Savings accounts deposits	41,268,363	27,903,262	7,939,125	13,365,101	47.9%	19,964,137	251.5%
Time deposits	214,124,699	133,194,794	97,721,931	80,929,905	60.8%	35,472,863	36.3%
Bank loans	8,698,548	5,197,404	4,101,585	3,501,144	67.4%	1,095,819	26.7%
Other liabilities	673,415	1,644,297	7,828,166	(970,882)	(59.0)%	(6,183,869)	(79.0)%
Premium for reverse repurchase agreements	26,871	5,515	—	21,356	387.2%	5,515	—
UVA clause adjustment	25,111,539	9,201,782	2,972,980	15,909,757	172.9%	6,228,802	209.5%
Interest on the lease liability	621,630	903,203	1,098,215	(281,573)	(31.2)%	(195,012)	(17.8)%
Other	6,223	8,320	275,315	(2,097)	(25.2)%	(266,995)	(97.0)%

	290,531,288	178,058,577	121,937,317	112,472,711	63.2%	56,121,260	46.0%

The Bank’s interest expenses increased in 2022 compared to 2021 primarily due to an increase in interest expenses from time deposits, mainly due to a higher volume of interest expenses related to the wholesale sector and an increase in interest expenses from time deposits with UVA clause adjustment due to an increase in the volume of such deposits, which were partially offset by a decrease in interest expenses from other liabilities mainly due to lower interest paid to financial institutions.

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

The variation in the interest component of interest expenses for the year ended December 31, 2022 resulted mostly from an increase in the average real rates of interest-bearing liabilities and, to a significant lesser extent, an increase in the average volume of interest-bearing liabilities.

The variation in the interest component of interest expenses for the year ended December 31, 2021 resulted mostly from an increase in the average volume of interest-bearing liabilities and, to a significant lesser extent, an increase in the average real rates of interest-bearing liabilities.

The following table sets forth the changes in the interest component of interest expenses due to increases or decreases in the volume of interest-bearing liabilities and increases or decreases in the average nominal rates of interest-bearing liabilities.

	December 31, 2022 vs. December 31, 2021 Increase (Decrease)	December 31, 2021 vs. December 31, 2020 Increase (Decrease)
Change in interest expenses due to change in:	(in thousands of pesos)
the volume of interest-bearing liabilities	22,509,354	50,808,839
average real rates of interest-bearing liabilities	90,866,561	4,409,217

Net Change	113,375,915	55,218,056

Net interest income

The following table sets forth the changes in the components of our net interest income for the periods discussed herein:

	December 31, 2022 vs. December 31, 2021 Increase (Decrease)	December 31, 2021 vs. December 31, 2020 Increase (Decrease)
Net interest income due to changes in:	(in thousands of pesos)
the volume of interest-earning assets and interest-bearing liabilities	19,013,699	76,087,834
average real rates of interest-earning assets and interest-bearing liabilities	78,617,959	(61,449,203)

Net Change	97,631,658	14,638,631

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

Fee and commission income

The following table provides a breakdown of our fee and commission income by category.

	Year ended December 31,			Variation
	2022	2021	2020	2022 vs 2021		2021 vs 2020
	(in thousands of pesos, except percentages)
Linked to deposits	33,755,718	32,811,467	35,321,709	944,251	2.9%	(2,510,242)	(7.1)%
Linked to credit cards	37,622,018	36,315,676	25,211,716	1,306,342	3.6%	11,103,960	44.0%
Linked to securities	907,751	1,128,510	945,540	(220,759)	(19.6)%	182,970	19.4%
From guarantees granted	3,554	18,311	11,235	(14,757)	(80.6)%	7,076	63.0%
Insurance agent fee	3,521,043	3,840,993	4,227,101	(319,950)	(8.3)%	(386,108)	(9.1)%
From foreign currency transactions	3,521,768	4,008,489	3,858,133	(486,721)	(12.1)%	150,356	3.9%

	79,331,852	78,123,446	69,575,434	1,208,406	1.5%	8,548,012	12.3%

The Bank’s fee and commission income increased in 2022 compared to 2021 primarily due to an increase in fee and commissions linked to credit cards, mainly due to more activity and consumption with credit cards, and an increase in fee and commissions linked to deposits, due to a higher volume of savings accounts, which were partially offset by a decrease in fee and commissions from foreign currency transactions related to lower activity in connection with exchange operations and a decrease in fee and commissions from insurance agent fee related to lower activity in connection with insurance operations.

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

Fee and commission expense

The table below shows a breakdown of our fee and commission expense by category.

	Year ended December 31,			Variation
	2022	2021	2020	2022 vs 2021		2021 vs 2020
	(in thousands of pesos, except percentages)

For credit and debit cards	23,080,728	23,312,872	25,064,694	(232,144)	(1.0)%	(1,751,822)	(7.0)%
Linked to transactions with securities	15,701	23,315	13,331	(7,614)	(32.7)%	9,984	74.9%
For foreign trade transactions	985,471	993,322	818,725	(7,851)	(0.8)%	174,597	21.3%
For promotions	2,612,891	3,067,844	5,135,677	(454,953)	(14.8)%	(2,067,833)	(40.3)%
Other commission expenses	5,894,233	4,623,450	2,554,624	1,270,783	27.5%	2,068,826	81.0%

	32,589,024	32,020,803	33,587,051	568,221	1.8%	(1,566,248)	(4.7)%

The Bank’s fee and commission expense increased in 2022 compared to 2021 primarily due to an increase in other commission expenses mainly due to commissions for cobranding, which were partially offset by a decrease in fee and commission expenses for promotions related to digital sales and a decrease in fee and commissions expenses for credit and debit cards due to lower expenses in travel assistance Visa cards.

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

Gains on financial assets and liabilities at fair value through profit or loss, net

The table below shows a breakdown of our gain on financial assets and liabilities at fair value through profit or loss, net by category:

	Year ended December 31,			Variation
	2022	2021	2020	2022 vs 2021		2021 vs 2020
	(in thousands of pesos, except percentages)

Gain from foreign currency forward transactions	1,492,046	6,309,957	9,002,174	(4,817,911)	(76.4)%	(2,692,217)	(29.9)%
Income from debt and equity instruments	12,843,272	3,734,512	22,366,638	9,108,760	243.9%	(18,632,126)	(83.3)%
Gain from the sale of financial assets	500,304	—	—	500,304	—	—	—
Interest rate swaps	101,095	94,492	215,575	6,603	7.0%	(121,083)	(56.2)%
(Loss)/Gains from put options	(34,657)	(2,302,454)	1,461,299	2,267,797	(98.5)%	(3,763,753)	(257.6)%

	14,902,060	7,836,507	33,045,686	7,065,553	90.2%	(25,209,179)	(76.3)%

The Bank’s gain on financial assets and liabilities at fair value through profit or loss, net, increased in 2022 compared to 2021 primarily due to an increase in income from debt and equity instruments primarily due to a higher volume and higher interest generated by the LELIQ portfolio, and increased income from the sale of financial assets which were partially offset by a decrease in gains from foreign currency forward transactions related to NDF BBVA Madrid and a loss from put options resulting from the sale of the Bank’s remaining stake in Prisma Medios de Pago S.A.. As of October 1, 2021, the Bank, together with the rest of Prisma Medios de Pago S.A.’s Class B shareholders, gave notice of the exercise of the put option to sell the remaining 49% of its shareholding stake in Prisma Medios de Pago S.A.

The Bank’s gain on financial assets and liabilities at fair value through profit or loss, net, decreased in 2021 compared to 2020 primarily due to a decrease in income from debt and equity instruments primarily due to the effective rate of interests gained through BCRA’s LELIQ, which did not compensate the inflation rate in 2021, the loss generated for the write-off from the balance sheet of the Prisma Medios de Pago S.A. put option. As of October 1, 2021, the Bank, together with the rest of Prisma Medios de Pago S.A.’s Class B shareholders, gave notice of the exercise of the put option to sell the remaining 49% of its shareholding stake in Prisma Medios de Pago S.A.

Losses/ gains on derecognition of financial assets not measured at fair value through profit or loss

The table below shows a breakdown of our losses/gains on derecognition of financial assets not measured at fair value through profit or loss, net by category:

	Year ended December 31,			Variation
	2022	2021	2020	2022 vs 2021		2021 vs 2020
	(in thousands of pesos, except percentages)

Income /(loss) from sale of government securities	217,979	(237,182)	(6,788,453)	455,161	(191.9)%	6,551,271	(96.5)%
Income / (loss) from sale of private securities	71,969	(1,044)	(3,084)	73,013	(6,993.6)%	2,040	(66.1)%

	289,948	(238,226)	(6,791,537)	528,174	(221.7)%	6,553,311	(96.5)%

The Bank’s gains on derecognition of financial assets not measured at fair value through profit or loss increased in 2022 compared to a loss in 2021 primarily due to an increase in sales of government securities, mainly those denominated in foreign currency.

The Bank’s losses on derecognition of financial assets not measured at fair value through profit or loss decreased in 2021 compared to 2020 primarily due to a decrease in sales of government securities, mainly those denominated in foreign currency.

Exchange differences, net

The following table provides a breakdown of our exchange differences, net by category:

	Year ended December 31,			Variation
	2022	2021	2020	2022 vs 2021		2021 vs 2020
	(in thousands of pesos, except percentages)
Conversion of foreign currency assets and liabilities into pesos	(4,417,520)	(2,128,929)	474,397	(2,288,591)	107.5%	(2,603,326)	(548.8)%
Income from trading in foreign currency	12,494,497	12,919,635	17,836,609	(425,138)	(3.3)%	(4,916,974)	(27.6)%

	8,076,977	10,790,706	18,311,006	(2,713,729)	(25.1)%	(7,520,300)	(41.1)%

The Bank’s exchange differences, net, decreased in 2022 compared to 2021 and in 2021 compared to 2020, primarily due to a decrease in income from trading in foreign currency mainly due to a decrease in traded volume and government restrictions affecting foreign currency.

For more information see “Item 3. Key Information—D.Risk Factors—Risks relating to Argentina— Exchange controls and restrictions on capital inflows and outflows could have a material adverse effect on Argentine public sector activity, and, as a result, on our business”.

Other operating income

The following table shows a breakdown of other operating income by category:

	Year ended December 31,			Variation
	2022	2021	2020	2022 vs 2021		2021 vs 2020
	(in thousands of pesos, except percentages)

Rental of safe deposit boxes	2,925,146	3,117,323	3,299,502	(192,177)	(6.2)%	(182,179)	(5.5)%
Adjustments and interest on miscellaneous receivables	6,829,641	4,918,830	5,534,543	1,910,811	38.8%	(615,713)	(11.1)%
Gain from the sale of non-current assets held for sale	456,042	—	—	456,042	—	—	—
Proceeds from electronic transactions	366,440	411,110	549,594	(44,670)	(10.9)%	(138,484)	(25.2)%
Income related to foreign trade	348,181	485,308	491,252	(137,127)	(28.3)%	(5,944)	(1.2)%
Services rendered	825,182	752,919	794,184	72,263	9.6%	(41,265)	(5.2)%
Result for initial recognition of public titles	—	29,794	—	(29,794)	(100.0)%	29,794	—
Other operating income	9,411,566	6,249,815	7,922,002	3,161,751	50.6%	(1,672,187)	(21.1)%

	21,162,198	15,965,099	18,591,077	5,197,099	32.6%	(2,625,978)	(14.1)%

The Bank’s other operating income increased in 2022 compared to 2021 primarily due to an increase in other operating income due to higher other operating income, and an increase in adjustments and interest on miscellaneous receivables due to the UVA accrual adjustment on loans granted to Prisma Medio de Pago S.A, which were partially offset by a decrease in rental of safe deposit boxes and decreased income related to foreign trade. On July 13, 2022, the building of Fundación BBVA was sold, and the result from the sale was registered as a gain from the sale of non-current assets held for sale.

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

Other operating expenses

The following table shows a breakdown of other operating expenses by category:

	Year ended December 31,			Variation
	2022	2021	2020	2022 vs 2021		2021 vs 2020
	(in thousands of pesos, except percentages)

Contributions to the Deposits Guarantee Fund	2,032,751	2,193,577	2,048,439	(160,826)	(7.3)%	145,138	7.1%
Turnover tax	40,862,687	33,181,788	23,865,474	7,680,899	23.1%	9,316,314	39.0%
Provisions for legal and administrative proceedings	3,886,483	474,222	2,954,912	3,412,261	719.5%	(2,480,690)	(84.0)%
Provisions for reorganization	2,373,713	4,411,298	8,405,332	(2,037,585)	(46.2)%	(3,994,034)	(47.5)%
Expected credit losses on financial guarantee and loan commitments	2,044,813	1,382,454	1,580,949	662,359	47.9%	(198,495)	(12.6)%
Damage claims	1,478,605	610,158	252,252	868,447	142.3%	357,906	141.9%
Loss on initial recognition of loans bearing below market interest rate	4,206,914	3,834,403	1,844,065	372,511	9.7%	1,990,338	107.9%
Loss from sale or impairment of investment properties and other non-financial assets	12,062	75,821	—	(63,759)	(84.1)%	75,821	—
Other operating expenses	4,822,589	6,620,503	4,887,557	(1,797,914)	(27.2)%	1,732,946	35.5%

	61,720,617	52,784,224	45,838,980	8,936,393	16.9%	6,945,244	15.2%

The Bank’s other operating expenses increased in 2022 compared to 2021 primarily due to an increase in turnover tax, especially driven by higher income from LELIQ, and an increase in provisions for legal and administrative proceedings, mainly related to the increase in credit card purchase limits and the provision for commercial lawsuits, which were partially offset by a decrease in provisions for reorganization aligning the organizational structure with the corporate strategy and a decrease in other operating expenses, mainly due to a decrease in life insurance paid for leasing loans.

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

Administration costs

Administration costs include personnel benefits and other administrative expenses.

The following table shows a breakdown of personnel benefits by category:

	Year ended December 31,			Variation
	2022	2021	2020	2022 vs 2021		2021 vs 2020
	(in thousands of pesos, except percentages)

Salaries	37,440,628	36,440,043	38,081,186	1,000,585	2.7%	(1,641,143)	(4.3)%
Social security charges	11,746,203	10,807,161	10,395,529	939,042	8.7%	411,632	4.0%
Personnel compensations and rewards	2,851,951	1,453,204	1,284,268	1,398,747	96.3%	168,936	13.2%
Personnel services	1,512,186	1,143,901	1,275,827	368,285	32.2%	(131,926)	(10.3)%
Other short term personnel benefits	13,820,668	10,535,005	8,168,604	3,285,663	31.2%	2,366,401	29.0%
Termination benefits	224,244	252,580	243,408	(28,336)	(11.2)%	9,172	3.8%
Fees to Bank Directors and Supervisory Committee	114,791	127,768	176,967	(12,977)	(10.2)%	(49,199)	(27.8)
Other long term benefits	381,568	361,501	293,759	20,067	5.6%	67,742	23.1%

	68,092,239	61,121,163	59,919,548	6,971,076	11.4%	1,201,615	2.0%

The Bank’s personnel benefits increased in 2022 compared to 2021 primarily due to an increase in other short term personnel benefits and personnel compensations and rewards due to the increase in the variable remuneration of the Bank’s employees and an increase employee training expenditures, which were partially offset by a decrease in termination benefits and fees to Bank Directors and Supervisory Committee.

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

The following table shows a breakdown of other administrative expenses by category:

	Year ended December 31,			Variation
	2022	2021	2020	2022 vs 2021		2021 vs 2020
	(in thousands of pesos, except percentages)

Travel expenses	643,792	316,949	349,270	326,843	103.1%	(32,321)	(9.3)%
Administrative expenses	6,197,804	6,230,705	4,769,295	(32,901)	(0.5)%	1,461,410	30.6%
Security services	1,799,102	2,078,355	2,258,434	(279,253)	(13.4)%	(180,079)	(8.0)%
Other fees	2,279,254	2,690,136	2,841,603	(410,882)	(15.3)%	(151,467)	(5.3)%
Insurance	645,592	742,295	652,736	(96,703)	(13.0)%	89,559	13.7%
Rent	10,497,523	7,966,763	5,516,275	2,530,760	31.8%	2,450,488	44.4%
Stationery and supplies	85,660	125,426	202,279	(39,766)	(31.7)%	(76,853)	(38.0)%
Electricity and communications	2,479,506	2,773,520	3,011,517	(294,014)	(10.6)%	(237,997)	(7.9)%
Advertising	3,509,024	3,072,843	2,113,541	436,181	14.2%	959,302	45.4%
Taxes	14,459,626	13,357,525	13,202,471	1,102,101	8.3%	155,054	1.2%
Maintenance costs	6,616,785	6,947,956	6,545,166	(331,171)	(4.8)%	402,790	6.2%
Armored transportation services	7,275,411	8,017,658	6,483,439	(742,247)	(9.3)%	1,534,219	23.7%
Other administrative expenses	11,537,853	8,728,054	7,211,216	2,809,799	32.2%	1,516,838	21.0%

	68,026,932	63,048,185	55,157,242	4,978,747	7.9%	7,890,943	14.3%

The Bank’s other administrative expenses increased in 2022 compared to 2021 primarily due to an increase in rent as a consequence of the increase in the exchange rate, due to the fact that most lease contracts are denominated in foreign currency, and an increase in other administrative expense due to IT processing which were partially offset by a decrease in armored transportation services due to lower service costs paid by the Bank and a decrease in other fees mainly due to lower costs in services paid to external lawyers.

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

Depreciation and amortization

The following table shows a breakdown of depreciation and amortization by category:

	Year ended December 31,			Variation
	2022	2021	2020	2022 vs 2021		2021 vs 2020
	(in thousands of pesos, except percentages)

Depreciation of property and equipment	7,287,884	8,223,742	8,897,763	(935,858)	(11.4)%	(674,021)	(7.6)%
Depreciation of investment properties	302,815	103,716	103,437	199,099	192.0%	279	0.3%
Amortization of intangible assets	657,996	421,235	907,194	236,761	56.2%	(485,959)	(53.6)%
Amortization of rights to use leased real estate	2,018,680	2,033,243	2,043,791	(14,563)	(0.7)%	(10,548)	(0.5)%
Depreciation of other assets	2,087	17,521	2,776	(15,434)	(88.1)%	14,745	531.2%
Loss from sale or impairment of property, plant and equipment	703,761	73,425	—	630,336	858.5%	73,425	—

	10,973,223	10,872,882	11,954,961	100,341	0.9%	(1,082,079)	(9.1)%

The Bank’s depreciation and amortization was flat in 2022 compared to 2021 primarily due to a decrease in depreciation of property and equipment and depreciation of other assets which were offset by an increase in loss from sale or impairment of property and equipment due to the impairment in the book value of certain properties and increased in amortization of intangible assets.

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

Impairment of financial assets

At December 31, 2022 the non-performing loan ratio was 1.13% compared to 1.87% at December 31, 2021. The decrease in the non-performing loan ratio is due to the positive performance of the credit portfolio during 2022. BBVA Argentina has the lowest non-performing loan ratio in the Argentine financial system (source: BCRA).

The non-performing loan portfolio amounted to Ps.12,580.8 million at December 31, 2022 representing a 32.8% decrease compared with Ps.18,739.4 million at December 31, 2021 which in turn represented a 17.2% increase compared with Ps.15,984.4 million at December 31, 2020 due to a decrease in non-performing loans in the wholesale portfolio.

The impairment of financial assets increased in 2022 compared to 2021 mainly due to the inflationary context, the update of parameters of the expected loss model due to the global macroeconomic context, and the downgrade of the sovereign rating of national government bonds.

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

The table below sets forth the Bank’s net monetary inflation adjustment effect, which has been calculated by applying the CPI to monetary assets and liabilities:

	Year ended December 31,			Variation
	2022	2021	2020	2022 vs 2021		2021 vs 2020
	(in thousands of pesos, except percentages)

ASSETS

Cash and cash equivalents	(207,564,086)	(179,333,328)	(141,667,480)	(28,230,758)	15.7%	(37,665,848)	26.6%
Loans and other receivables, net	(516,941,811)	(374,980,754)	(252,217,086)	(141,961,057)	37.9%	(122,763,668)	48.7%
Investment securities	(381,208,337)	(144,204,629)	(125,310,268)	(237,003,708)	164.4%	(18,894,361)	15.1%
Financial assets pledged as collateral	(28,236,491)	(17,388,985)	(8,974,504)	(10,847,506)	62.4%	(8,414,481)	93.8%
All other assets	(35,559,630)	(37,707,852)	(41,166,883)	2,148,222	(5.7)%	3,459,031	(8.4)%

TOTAL ASSETS (A)	(1,169,510,355)	(753,615,548)	(569,336,221)	(415,894,807)	55.2%	(184,279,327)	32.4%

LIABILITIES

Deposits	853,181,929	553,276,025	410,277,253	299,905,904	54.2%	142,998,772	34.9%
Other financial liabilities	83,586,945	48,842,917	36,156,098	34,744,028	71.1%	12,686,819	35.1%
Bank loans	12,276,318	9,153,684	8,381,234	3,122,634	34.1%	772,450	9.2%
Corporate bonds issued	423,767	950,322	4,509,626	(526,555)	(55.4)%	(3,559,304)	(78.9)%
Income tax liabilities	762,247	1,599,752	5,686,200	(837,505)	(52.4)%	(4,086,448)	(71.9)%
All other liabilities	85,676,510	59,095,700	38,831,109	26,580,810	45.0%	20,264,591	52.2%

TOTAL LIABILITIES (B)	1,035,907,716	672,918,400	503,841,520	362,989,316	53.9%	169,076,880	33.6%

Net monetary inflation adjustments (A) + (B)	(133,602,639)	(80,697,148)	(65,494,701)	(52,905,491)	65.6%	(15,202,447)	23.2%

•	Exchange Rates

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

The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	High (1)	Low (1)	Average (2)	Period-end
Year /Period	(in pesos per US$1.00)

2018	40.8967	18.4158	28.0937	37.8083
2019	60.0033	37.0350	48.2423	59.8950
2020	84.1450	59.8152	70.5941	84.1450
2021	102.7500	84.7033	95.1615	102.7500
October 2022	156.8950	148.2433	152.5929	156.8950
November 2022	167.2550	157.2350	162.1183	167.2550
December 2022	177.1283	167.6850	172.9032	177.1283
2022	177.1283	103.0400	130.8089	177.1283
January 2023	186.8750	178.1417	182.2441	186.8750
February 2023	197.1533	187.3083	191.8924	197.1533
March 2023	208.9883	197.5600	203.1055	208.9883
April 2023 (through April 24, 2023)	220.2350	210.3300	215.0705	220.2350

(1)	Source: BCRA.
(2)	For annual averages, this is the average of monthly average rates during the period.

Fluctuations in the exchange rate between pesos and dollars affect the dollar equivalent of the peso price of the ordinary shares on the Bolsa y Mercados Argentinos S.A. (“BYMA”) and as a result, would most likely affect the market price of the ADSs. Fluctuations in exchange rates also affect dividend income measured in dollars. The Bank of New York Mellon, as depositary for the ADSs, is required, subject to the terms of the deposit agreement, to convert pesos to dollars at the prevailing exchange rate at the time of making any dividend payments or other distributions. The following table shows the rate of devaluation of the peso compared with the dollar at year end, the rate of exchange (number of pesos per dollar prevailing in the Argentine foreign exchange market at year end) and the rate of inflation for consumer price for the fiscal years ended December 31, 2022, 2021, 2020, 2019 and 2018.

Since the repeal of the Convertibility Law in January 2002, the peso has devalued 21,924% compared with the dollar.

	As of and for the year ended December 31,
	2022	2021	2020	2019	2018
Devaluation Rate(1)	72.39%	22.11%	40.49%	58.42%	101.38%
Exchange Rate(2)	177.1283	102.7500	84.1450	59.8950	37.8083
Inflation Rate(3)	94.79%	50.94%	36.14%	53.83%	47.65%

(1)	For the twelve-month period then ending according to the Central Bank.
(2)	Pesos per dollar according to the Central Bank.
(3)	The inflation rate presented is for the CPI published by the Argentine National Statistics and Censuses Institute (“INDEC”) and is calculated over the prior twelve months.

Share of profit of equity accounted investees

Share of profit of equity accounted investees decreased to a loss of Ps.466.5 million for the fiscal year ended December 31, 2022 from a loss of Ps.109.5 million for the fiscal year ended December 31, 2021 which in turn decreased from a profit of Ps.783.8 million for the fiscal year ended December 31, 2020. These variations are directly related to the profits or losses of the Bank’s subsidiaries.

Income tax

Income tax expense for the fiscal year ended December 31, 2022 was Ps.2.5 million, compared to an income of Ps.9.0 million recorded for the fiscal year ended December 31, 2021 which in turn decreased by 61.9% from an income of Ps.23.6 million for the fiscal year ended December 31, 2020. These variations were mainly due to the inflationary effect for tax purposes.

The changes in our consolidated statement of comprehensive income for 2022, 2021 and 2020 were as follows:

Profit or loss for financial instruments at fair value through other comprehensive income (FVOCI)

Profit or loss for financial instruments at FVOCI for the fiscal year ended December 31, 2022 were a loss of Ps.14,215.5 million, compared to a loss of Ps.6,809.8 million recorded for the fiscal year ended December 31, 2021 which in turn decreased from a profit of Ps.15,603.2 million for the fiscal year ended December 31, 2020. These variations were mainly due to the effect of the accrual of interest on the financial instruments’ portfolio registered under this line item.

Share in other comprehensive income (OCI)/loss from investees at equity-method

Share in OCI/loss from investees at equity-method for the fiscal year ended December 31, 2022 was Ps.109.0 million, compared to a loss of Ps.6.9 million recorded for the fiscal year ended December 31, 2021 which in turn increased from a loss of Ps.281.4 million for the fiscal year ended December 31, 2020. These variations were mainly due to the percentage of participation that the Bank had over the investments in securities classified in OCI of its investees.

Fair value changes for hedging instruments - Cash flow hedge

The Bank did not record a balance for fair value changes for hedging instruments - Cash flow hedge in 2022, 2021 nor 2020.

Fair value changes for equity instruments at fair value through other comprehensive income (FVOCI)

Fair value changes for equity instruments at FVOCI for the fiscal year ended December 31, 2022 was Ps.2.4 million loss compared to Ps.4.3 million recorded for the fiscal year ended December 31, 2021 which in turn increased from Ps.21.7 million loss for the fiscal year ended December 31, 2021.

Summary of Financial Position

	As of December 31,			Variation
	2022	2021	2020	2022 vs 2021		2021 vs 2020
	(in thousands of pesos, except percentages)

Cash and cash equivalents	296,196,991	425,189,092	447,034,295	(128,992,101)	(30.3)%	(21,845,203)	(4.9)%
Financial assets at fair value through profit or loss	32,592,746	20,680,550	37,095,422	11,912,196	57.6%	(16,414,872)	(44.3)%
Financial assets at amortized cost	865,699,467	1,099,944,204	1,026,478,485	(234,244,737)	(21.3)%	73,465,719	7.2%
Financial assets at fair value through other comprehensive income	617,336,114	325,451,665	375,093,331	291,884,449	89.7%	(49,641,666)	(13.2)%
Investment in joint ventures and associates	3,467,425	3,968,167	4,240,840	(500,742)	(12.6)%	(272,673)	(6.4)%
Tangible assets	115,841,914	104,645,398	104,844,318	11,196,516	10.7%	(198,920)	(0.2)%
Intangible assets	9,617,561	7,159,804	4,568,830	2,457,757	34.3%	2,590,974	56.7%
Income tax assets	1,558,871	7,291,464	17,407,388	(5,732,593)	(78.6)%	(10,115,924)	(58.1)%
Other assets	9,404,440	13,360,150	20,231,208	(3,955,710)	(29.6)%	(6,871,058)	(34.0)%
Non-current assets held for sale	225,079	588,486	664,312	(363,407)	(61.8)%	(75,826)	(11.4)%

TOTAL ASSETS	1,951,940,608	2,008,278,980	2,037,658,429	(56,338,372)	(2.8)%	(29,379,449)	(1.4)%

Financial liabilities at fair value through profit or loss	334,340	612,069	554,806	(277,729)	(45.4)%	57,263	10.3%
Financial liabilities at amortized cost	1,452,316,974	1,523,651,349	1,553,166,474	(71,334,375)	(4.7)%	(29,515,125)	(1.9)%
Provisions	8,669,445	10,933,970	17,722,593	(2,264,525)	(20.7)%	(6,788,623)	(38.3)%
Income tax liabilities	11,525,966	17,429,573	9,399,432	(5,903,607)	(33.9)%	8,030,141	85.4%
Other liabilities	117,692,475	138,112,236	120,032,294	(20,419,761)	(14.8)%	18,079,942	15.1%

TOTAL LIABILITIES	1,590,539,200	1,690,739,197	1,700,875,599	(100,199,997)	(5.9)%	(10,136,402)	(0.6)%

Equity attributable to owners of the Bank	355,998,145	311,265,700	330,425,150	44,732,445	14.4%	(19,159,450)	(5.8)%
Non-controlling interests	5,403,263	6,274,083	6,357,680	(870,820)	(13.9)%	(83,597)	(1.3)%
TOTAL EQUITY	361,401,408	317,539,783	336,782,830	43,861,625	13.8%	(19,243,047)	(5.7)%

SELECTED RATIOS
Profitability and Performance
Return on average total assets (1)	2.97%	0.90%	1.53%
Return on average total equity (2)	17.64%	5.71%	8.93%

Capital
Total equity as a percentage of total assets	18.51%	15.81%	16.53%
Total liabilities as a multiple of total equity	4.40x	5.32x	5.05x
Credit Quality
Allowances for loan losses as a percentage of financial assets at amortized cost (loans and advances)	3.25%	2.99%	3.97%
Allowances for loan and credit losses	28,152,683	32,840,847	40,719,870	(4,688,164)	(14.3)%	(7,879,023)	(19.3)%
Financial assets at amortized cost (loans and advances)	865,699,467	1,099,944,204	1,026,478,485	(234,244,737)	(21.3)%	73,465,719	7.2%
Charge-off during the period/ average amounts outstanding
Loans and advances to government sector	0.0%	0.0%	0.0%
Charge-off during the period	—	—	—	—	0.0%	—	0.0%
Average amounts outstanding	1,348	644	571	704	109.3%	73	12.8%

	As of December 31,			Variation
	2022	2021	2020	2022 vs 2021		2021 vs 2020
	(in thousands of pesos, except percentages)
Loans and advances to central bank	0.0%	0.0%	0.0%
Charge-off during the period	—	—	—	—	0.0%	—	0.0%
Average amounts outstanding	4,779	—	17,398	4,779	0.0%	(17,398)	(100.0)%
Loans and advances to financial institutions	0.0%	0.0%	0.0%
Charge-off during the period	—	—	—	—	0.0%	—	0.0%
Average amounts outstanding	6,126,518	6,776,886	9,938,454	(650,368)	(9.6)%	(3,161,568)	(31.8)%
Loans and advances to customers	1.9%	1.5%	3.4%
Charge-off during the period	12,623,559	10,398,385	23,786,700	2,225,174	21.4%	(13,388,315)	(56.3)%
Average amounts outstanding	661,933,607	716,392,012	706,715,560	(54,458,405)	(7.6)%	9,676,452	1.4%

(1)	Profit or loss for the year attributable to owners of the Bank as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(2)	Profit or loss for the year attributable to owners of the Bank as a percentage of average shareholders’ equity, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.

Significant changes in financial position

The Bank’s assets decreased in 2022 compared to 2021 primarily due to a decrease in financial assets at amortized cost mainly due to a decrease in reverse repurchase agreements and a decrease on loans and advances to financial institutions, a decrease in cash and cash equivalent due to lower cash balance denominated in foreign currency, and a decrease in income tax assets, which were partially offset by an increase in financial assets at fair value through other comprehensive income mainly due to an increase in the portfolio compared to 2021.

Loans to the private sector denominated in pesos and in foreign currency decreased in 2022 compared to 2021. Retail loans (mortgage, pledge, consumer and credit cards) in 2022 decreased by 11.5% compared to 2021. Commercial loans (overdrafts, discounted instruments, receivables from financial leases, loans for the prefinancing and financing of exports, and other loans) in 2022 decreased by 10.2% compared to 2021.

On the other hand, the Bank’s liabilities decreased in 2022 compared to 2021 primarily due to a decrease in financial liabilities at amortized cost due to a decrease in the deposits portfolio and a decrease in other liabilities mainly related to cash dividends payable. In this sense, private non-financial sector deposits fell by 3.7% compared to 2021. Private non-financial sector deposits denominated in foreign currency in 2022 fell by 12.0% compared to 2021, and private non-financial sector deposits denominated in pesos in 2022 fell by 1.1% compared to 2021, mainly due to a decrease in sight deposits (checking accounts and savings accounts) partially offset by an increase in time deposits.

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

Liquidity

Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, our ratio of liquid assets to total deposits was 25.03%, 32.31%, and 34.43% at December 31, 2022, 2021 and 2020. Liquid assets include cash and cash equivalents and financial assets at fair value through profit or loss.

Our primary source of funds is our deposit base, which primarily consists of peso- and dollar-denominated deposits in checking accounts, savings accounts and time deposits from individuals and corporations. Deposits at December 31, 2022 totaled Ps.1,313,820 million compared with Ps. 1,379,790 million at December 31, 2021.

On July 15, 2003, an extraordinary shareholders’ meeting approved the establishment of a program for the issuance and re-issuance of ordinary non-convertible corporate bonds with ordinary guarantees, or such guarantees as may be decided by the Bank, and unsecured subordinated corporate bonds, convertible or not into shares (the “Program”). In 2018, the Program was extended for five additional years and the maximum aggregate amount of issuances was successively increased to US$1,500 million. In 2022, the Program was extended until 2028 with its total amount being reduced to US$ 500,000,000 and adding the possibility of issuing sustainable bonds.

As of December 31, 2022, the Bank, excluding its subsidiaries, had no outstanding corporate bonds.

Including the Bank’s subsidiaries, as of December 31, 2022 and 2021, the outstanding principal and accrued interest amounted to Ps.191,183 million and Ps. 979,760 million respectively.

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

The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. We reduce our exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the hedging global policy defined by the Bank and its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. We attempt to limit our credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate.

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

In addition, we act as trustee in 12 non-financial trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non-financial trusts at issue were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the trust assets. The trust assets represented Ps.566.1 million as of December 31, 2022 and mainly consisted of cash, creditors’ rights, real estate and shares.

Capital Stock

As at December 31, 2022 the Bank’s capital stock consisted of 612,710,079 ordinary shares, par value Ps.1.00 each, all of which were issued to the stockholders. The capital stock of the Bank and share premium, after taking into account the adjustment for inflation, amounted to Ps.134,191,189 as of December 31, 2022.

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

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2022
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	17,818,177	6,475,668	4,100,699	—	—	28,394,544
Government securities	517,557,775	60,672,778	88,669,779	—	—	666,900,332
Corporate bonds	—	89,203	3,633,732	—	—	3,722,935
Loans and advances (1)	492,504,340	111,524,222	103,400,561	12,115,963	18,441,139	737,986,225

Total	1,027,880,292	178,761,871	199,804,771	12,115,963	18,441,139	1,437,004,036

Interest-bearing liabilities:
Deposits	700,773,878	94,794,634	3,220,020	—	—	798,788,532
Corporate bonds	191,183	—	—	—	—	191,183
Due to other banks	19,873,142	—	—	—	—	19,873,142

Total	720,838,203	94,794,634	3,220,020	—	—	818,852,857

Asset/liability gap	307,042,089	83,967,237	196,584,751	12,115,963	18,441,139	618,151,179
Cumulative sensitivity gap	307,042,089	391,009,326	587,594,077	599,710,040	618,151,179
Cumulative sensitivity gap as a percentage of total interest-earning assets	21.37%	27.21%	40.89%	41.73%	43.02%

(1)	Loan and advances amounts are stated before deducting the allowance for loan losses.

The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2022
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	10,426,711	6,475,668	4,100,699	—	—	21,003,078
Government securities	517,557,775	56,884,578	88,669,779	—	—	663,112,132
Corporate bonds	—	—	650,299	—	—	650,299
Loans and advances (1)	468,317,333	96,976,611	98,357,486	12,115,963	18,441,139	694,208,532

Total	996,301,819	160,336,857	191,778,263	12,115,963	18,441,139	1,378,974,041

Interest-bearing liabilities:
Deposits	488,233,722	93,879,464	3,218,711	—	—	585,331,897
Corporate bonds	191,183	—	—	—	—	191,183
Due to other banks	19,280,439	—	—	—	—	19,280,439

Total	507,705,344	93,879,464	3,218,711	—	—	604,803,519

Asset/liability gap	488,596,475	66,457,393	188,559,552	12,115,963	18,441,139	774,170,522
Cumulative sensitivity gap	488,596,475	555,053,868	743,613,420	755,729,383	774,170,522
Cumulative sensitivity gap as a percentage of total interest-earning assets	35.43%	40.25%	53.93%	54.80%	56.14%

(1)	Loan and advances amounts are stated before deducting the allowance for loan losses.

The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2022
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	7,391,466	—	—	—	—	7,391,466
Government securities	—	3,788,200	—	—	—	3,788,200
Corporate bonds	—	89,203	2,983,433	—	—	3,072,636
Loans and advances (1)	24,187,007	14,547,611	5,043,075	—	—	43,777,693

Total	31,578,473	18,425,014	8,026,508	—	—	58,029,995

Interest-bearing liabilities:
Deposits	212,540,156	915,170	1,309	—	—	213,456,635
Due to other banks	592,703	—	—	—	—	592,703

Total	213,132,859	915,170	1,309	—	—	214,049,338

Asset/liability gap	(181,554,386)	17,509,844	8,025,199	—	—	(156,019,343)
Cumulative sensitivity gap	(181,554,386)	(164,044,542)	(156,019,343)	(156,019,343)	(156,019,343)
Cumulative sensitivity gap, and as a percentage of total interest-earning assets	(312.86)%	(282.69)%	(268.86)%	(268.86)%	(268.86)%

(1)	Loan and advances amounts are stated before deducting the allowance for loan losses.

Exchange Rate Sensitivity

At December 31, 2022, our total foreign exchange-denominated asset position was Ps.315,224 million and our total foreign exchange-denominated liability position was Ps.320,800 million, resulting in a net liabilitiy currency position of Ps.5,576 million. For a description of foreign exchange risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk”.

Capital Requirements

As of December 31, 2022, we had consolidated excess capital of Ps.207,747.5 million pursuant to the Central Bank’s rules. At such date, total capital, subject to applicable deductions, amounted to Ps.307,905.3 million under the Argentine risk-based capital guidelines, which are based on the Basel Accord.

As of December 31, 2021, we had consolidated excess capital of Ps.165,318.7 million pursuant to the Central Bank’s rules. At such date, total capital, subject to applicable deductions, amounted to Ps.276,892.1 million under the Argentine risk-based capital guidelines, which are based on the Basel Accord.

As of December 31, 2022, we complied with the Central Bank’s capital requirements on a consolidated basis. See a description of the minimum capital requirements currently in effect in “Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework”.

As of December 31, 2022, 2021 and 2020, our shareholders’ equity was Ps.361,401.4 million, Ps.317,539.8 million and Ps.336,782.8 million, respectively. At such dates, our ratio of average shareholders’ equity/average total assets was 17.14%, 16.17% and 16.40%, respectively.

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

	At December 31,
	2022	2021	2020
	(in thousands of pesos, except ratios and percentages)
Calculation of excess capital (1)
Allocated to assets at risk	70,375,610	81,638,973	86,803,565
Allocated to Bank premises and equipment, intangible assets and equity investment assets	—	—	—
Interest rate risk	—	—	—
Public sector and securities in investment account	—	—	—

A- Minimal exigency by adds up risks	70,375,610	81,638,973	86,803,565

B- Basic exigency for custody of titles of the AFJP and / or agent of record of mortgage notes	—	—	—

Credit risk (maximum between A and B)	70,375,610	81,638,973	86,803,565
Market risk	1,480,984	442,182	724,693
Operational risk	28,301,276	29,492,236	26,538,470

Required minimum capital under Central Bank rules	100,157,870	111,573,391	114,066,728

Basic net worth	301,075,258	267,839,950	259,307,589
Complementary net worth	5,100,877	7,205,891	8,724,128
Deductions	—	—	—
Minority interest	1,729,204	1,846,300	1,772,378

Total capital under Central Bank rules	307,905,339	276,892,141	269,804,095

Excess capital	207,747,469	165,318,750	155,737,367

Selected capital and liquidity ratios
Average shareholders’ equity as a percentage of average total assets (2)	17.14%	16.17%	16.40%
Total liabilities as a multiple of total shareholders’ equity	4.40x	5.32x	5.58x
Cash and due from banks as a percentage of total deposits	22.54%	30.82%	31.81%
Liquid assets as a percentage of total deposits (3)	73.96%	57.71%	58.36%
Loans as a percentage of total assets	36.74%	36.74%	39.70%

(1)	See “Item 4. Information on the Company—F. The Argentine Banking System and Its Regulatory Framework—Capital Adequacy Requirements” for a discussion of the Central Bank’s capital requirements.
(2)	Average shareholders’ equity and average total assets computed as the average of period-beginning and period-ending balances.
(3)	At December 31, 2022, 2021 and 2020”Liquid Assets” includes cash and cash equivalents and financial assets at fair value through profit or loss.

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

S&P Global Ratings

In June 2020, S&P Global Ratings downgraded BBVA Argentina’s local long term institutional rating from “raBBB+” to “raBBB-”, short term institutional rating from “raA-2” to “raA-3” and the negotiable obligation program rating from “raBBB+” to “raBBB-”. CreditWatch negative was changed back to Outlook negative. This was a direct consequence of the downgrade of Argentine Republic’s transfer and convertibility rating from “B” to “CCC+”, which resulted in a scale adjustment for the Bank’s rating and that of most of its peers.

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

In March 2022, S&P Global Ratings affirmed BBVA Argentina’s local long term institutional rating at “raBBB-”, the short term institutional rating at “raA-3” and the negotiable obligation program rating at “raBBB-”. Outlook was kept negative.

In June, July, September and December 2022, S&P Global Ratings affirmed BBVA Argentina’s local long and short term institutional ratings, and the negotiable obligation program rating as mentioned above, keeping the Outlook negative.

In March, 2023, S&P Global Ratings downgraded BBVA Argentina’s local long and short term institutional ratings from “raBBB-” to “raCCC+” and from “raA-3” to “raC”, respectively. The negotiable obligation program rating was also downgraded from “raBBB-” to “raCCC+”. Outlook was kept negative. This action took place after the National Government announced its plan to force non-financial public sector institutions to exchange or sell their position in bonds in local and foreign law denominated in U.S. dollars issued during the 2020 restructuring, for other debt in pesos issued locally, probably U.S.-dollar linked or inflation linked bonds.

Fix SCR

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

In April 2022, Fix SCR affirmed BBVA Argentina’s national credit ratings at “AAA(arg)” and “A1+(arg)” for the long and short term respectively, maintaining the stable outlook. The corporate bonds program maintained its rating at “AAA(arg)”.

In July, October and December 2022, Fix SCR affirmed BBVA Argentina’s national credit ratings as mentioned above, maintaining the stable outlook. The corporate bonds program maintained its rating at “AAA(arg)”.

Fitch Ratings

The Bank´s Local Currency Long-term Default Rating (“IDR”) and Support Rating (“SR”) are sensitive to a change in Fitch´s view on BBVA´s ability and propensity to provide support to the Bank. The Bank´s IDR and Viability Rating (“VR”) would also likely move in line with a change in Argentina’s sovereign rating.

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

On September 15, 2021, Fitch Ratings affirmed BBVA Argentina’s foreign and local currency long-term IDRs at “CCC” and the VR at “ccc”.

On June 30, and August 10, 2022, Fitch Ratings affirmed BBVA Argentina’s foreign and local currency long-term IDRs at “CCC” and the VR at “ccc”.

On November 2, 2022, Fitch Ratings downgraded the Bank’s foreign currency long-term IDR from “CCC” to “CCC-”, local currency long-term IDR from “CCC” to “CCC-”, and the VR from “ccc” to “ccc-”. This followed the recent downgrade of Argentina’s long-term foreign currency and local currency IDRs to “CCC-” from “CCC”, which affected the Bank’s rating and that of most of its peers. In this regard, Fitch Ratings said in its report: “Most Argentine banks have increased their exposure to the public sector assets, mainly Central Bank securities and other sovereign bonds, given the lack of alternative profitable options to place their very ample liquidity. While some banks, mainly the foreign-owned, only invest in BCRA assets as they recognize these have significantly less risk than sovereign bonds. Other banks, largely the local entities, have more appetite for bonds of the federal government, although the weight in the total securities portfolio remains relatively low.”

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

We believe that the macroeconomic environment and the following trends in the Argentine financial system and in our business have affected and will, for the foreseeable future, continue to affect our results of operations and profitability. Our continued success and ability to increase our value to our shareholders will depend upon, among other factors, economic growth in Argentina and the corresponding growth of the market for long-term private sector lending and access to financial products and services by a larger segment of the population. This analysis should be read in conjunction with the discussion in “Item 3. Key Information—D. Risk Factors” and “Item 4. Information on the Company—Recent Political and Economic Developments in Argentina” of this annual report on Form 20-F.

Trends related to the Covid-19 pandemic

The Covid-19 pandemic, which originated in China and has subsequently spread to many other countries in the world, including Argentina and other countries where our clients operate, has adversely affected, and continues to affect, the global economy as well as the Argentine economy and our business. See “Item 3. Key Information—D. Risk Factors—An outbreak of a new pandemic or the worsening of the ongoing Covid-19 pandemic may have material adverse consequences on the Argentine economy”.

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

On February 24, 2022 Russia invaded Ukraine initiating the largest military attack on a European state since World War II. This conflict has affected the Argentine economy, primarily as a result of an increase in international soybean, wheat, corn and fuel prices. Soybean prices increased to historically high levels in 2022, resulting in an increase of commercial dollar inflows. Conversely, as Argentina imports fuels, a significant increase in fuel prices caused a larger deficit in the energy balance.

As of the end of 2022 Argentina held a positive trade balance of US$6.92 billion. Inflation in 2022 reached 94.8% with inflation related to food products reaching 95% from 50.3% in 2021, mainly due to the raise in commodity prices that resulted from the Russia-Ukraine conflict.

In addition, recently, concerns have arisen with respect to the financial condition of a number of banking organizations in the United States and Europe, in particular those with exposure to certain types of depositors and large portfolios of investment securities. On March 10, 2023 Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation and the Federal Deposit Insurance Corporation was appointed receiver of Silicon Valley Bank. On March 11, 2023, Signature Bank was similarly closed and placed into receivership and concurrently the Federal Reserve Board announced it would make available additional funding to eligible depository institutions to assist eligible banking organizations with potential liquidity needs. In Europe, on March 15, 2023 the National Swiss Bank announced several measures amounting to approximately 50 billion Swiss francs to provide Credit Suisse with liquidity and on March 20, 2023 UBS announced that it would acquire Credit Suisse for approximately US$3,250 million. While our business, balance sheet and depositor profile differ substantially from banking institutions such as Silicon Valley Bank and Signature Bank, the operating environment and public trading prices of financial services sector securities can be highly correlated, in particular in times of stress.

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

According to BBVA Research estimates, the Argentine financial system is expected to stagnate in the coming years, with private loans and total deposits to GDP ratios of approximately 7.3% and 17.4%, respectively, for 2023.

The Argentine banking system remains largely unconsolidated, with significantly more financial institutions compared to other countries of the region.

Trends related to BBVA Argentina

After a challenging 2020 for Argentina and the financial system due to the Covid-19 pandemic and the economic and financial imbalances that the country was suffering, activity tended to stabilize during 2021 and economic growth was more robust than initially expected, mainly due to a sooner than expected lifting of mobility restrictions.

In the first quarter of 2022, the government entered into a new agreement with the IMF which allows Argentina to defer its loan amortizations, subject to the compliance of several financial targets, such as fiscal deficit and central bank net reserves accumulation, among others.

Despite this agreement and a record soybean harvest that resulted in an additional inflow of dollars, Argentina failed to restore confidence and financial conditions worsened during 2022 including as a result of the rise of inflation worldwide, the effects of the war between Russia and Ukraine and the adoption by most central banks of tightening monetary policies.

At a local level, there was an accumulation of international net reserves and the Central Bank tightened currency controls. As a result, the breach between the official currency rate and the financial rate remained high, and many industries had difficulties to access foreign currency to import. Additionally, inflation increased, with its annual rate increasing from 51% in 2021 to 95% in 2022, primarily due to money issuances to fund the fiscal deficit and the lack of confidence of local bond holders that led to a sharp selloff in June 2022 which was only controlled when the Central Bank started to buy instruments in the secondary market, at the cost of printing more money.

In 2022, economic activity increased and grew approximately 5%. However, we believe that the lack of investment and Central Bank reserves, the high level of inflation and interest rates and the difficulties to restore confidence will make this recovery difficult to sustain during 2023.

In December 2022, the Central Bank issued a regulation stating that banks will not be given permission to pay dividends through 2023. However, by Communication “A” 7719 dated March 9, 2023, the Central Bank enabled financial entities, with its prior authorization, to distribute dividends for up to 40% of their “distributable profit” in six equal, monthly and consecutive installments from April 1, 2023 to December 31, 2023.

The financial system and the Bank in particular, started 2022 with unusually high levels of liquidity and solvency with a further increase during the year, primarily as a consequence of the slow loan demand (very low loan to GDP ratio) and a relative good profit performance, with most banks (BBVA Argentina among them) showing positive returns on equity (inflation adjusted).

We expect this situation to continue in the near term, with loan demand expected to grow in line or slightly below inflation driven by high rates and lack of investment.

The excess of liquidity and the need to protect equity from the effects of inflation (during the first semester of 2022 interest rates lagged inflation), were reflected in the growth of Central Bank instruments and treasury bonds (mainly inflation adjusted) in the Bank’s balance sheet. We expect this situation to continue, even though at a slower pace, in 2023.

Notwithstanding the above, the Bank’s treasury holdings do not represent a substantial portion of its balance sheet (accounting for 10%, including treasury bonds used to comply with liquidity reserve requirements). We do not expect a sudden change in this portion in 2023.

During 2022, the bond market suffered a sharp selloff, mainly due to the lack of confidence from investors regarding the amount of local currency debt that the treasury was issuing, the high number of bond amortizations in 2023, and the treasury’s ability to roll debt over after the presidential election to be held in October 2023. As a result, we cannot rule out additional sharp selloffs during 2023. Most of this Peso bonds mature before September 2023, although during the first quarter of 2023 the Treasury extended part of the debt maturing within the first semester of 2023 to 2024 and 2025.

The Central Bank continued to promote the provision of banking credit lines to SMEs in beneficial conditions and rates below market price, and banks were compensated with a decrease in non-remunerated reserve requirements to avoid lending at a loss. We expect these credit lines to continue in 2023.

Foreign currency deposits remained, as they did in 2021, mostly flat through 2022, after a significant decrease in previous years. The foreign currency loan portfolio continued to fall reaching a record low balance. For 2023, we do not expect a relevant change in these trends. For deposits, we could see a new round of withdrawals if the presidential election process is complicated, but we could also see some investors depositing more funds if the new government sparks confidence. Regarding loans, it is difficult to foresee a reversal in the downward trend through 2023, as companies refrain from getting indebted in foreign currency as they perceive a faster devaluation of the currency could be in store.

In 2022, credit portfolio performance remained healthy, maintaining a leading position in the financial system. The credit portfolio that was deferred due to the Covid-19 pandemic continues to decrease, accounting for a lower portion of the total portfolio.

BBVA Argentina seeks to keep the strong pace it has shown during the last years in terms of customer growth (both commercial and retail) and its digitalization strategy, as the transformation process in which the Bank embarked a few years ago is a key component of our strategy. In this sense, the Bank expects to focus on tools like Net Promoter Score, which allows us to know the degree of satisfaction of our customers with our service and address the necessary steps to continue improving it. Regarding our digitalization strategy, the accelerated adoption of digital tools by our customers during 2020, which began to settle during 2021 and 2022, is expected to consolidate by 2023. We expect to continue to develop new features and tools to improve our customers’ financial health.

BBVA Argentina’s management has emphasized the need of taking care of the business and managing volatility, and maintaining robust liquidity and solvency ratios.

E.	Critical Accounting Estimates

Not Applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

The Board of Directors fosters gender diversity and a culture of inclusion. As of the date of this annual report the Board of Directors has one female director and until April 29, 2022 the Board of Directors was chaired by a woman

The table below indicates the names of the current members of our Board, their present position in the Board, their business background and the date of expiration of the period for which they were elected. According to regulation, the members of the Board whose appointment expired in December 2022, will remain as members of Board at least until the next shareholders’ meeting.

Name	Current Term Ends	Current Position	Date of Birth	Present principal occupations and business experience

Lorenzo de Cristóbal de Nicolás	December 2023	Chairman	11/29/1964

Present principal occupation: regular director at BBVA Argentina.

Business experience: Head of Options Desk at Bank of America in Madrid and held various executive positions at BBVA, such as: Director of Global Portfolio Management; Head of Market Risks; Director of Guaranteed and Quantitative Funds and Investment Director at BBVA Asset Management.

Mr. de Cristóbal de Nicolás was elected Director in April 2022.

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

Mr. Luna was elected Director in March 2017.

Francisco Javier Pérez Cardete (*)	December 2022	Vice Chairman 2º	02/19/1961

Present principal occupation: regular director at BBVA Argentina.

Business experience: South and East territorial director at BBVA; area director at BBVA; and risk responsible of Valencia at BBVA

Mr. Javier Pérez Cardete was elected Director in April 2016

Gabriel Eugenio Milstein	December 2023	Regular Director	08/14/1958

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

Present principal occupation: regular director at BBVA Argentina.

Business experience: independent director and member of the Audit Committee of Ternium Argentina S.A. (ex Siderar S.A.); member of the Ad honorem Strategic Board of the Ministry of Modernization of the Argentine Nation; director of IDEA; different positions in EY Argentina (formerly Ernst & Young and Arthur Andersen) including: Chief Strategy Officer (CSO), President and CEO, member of the Executive Committee of the EY South America region, partner in charge of the Transactions practice, partner specialized in Financial Institutions.

Mr. San Gil was elected Director in April 2021.

Name	Current Term Ends	Current Position	Date of Birth	Present principal occupations and business experience

Gustavo A. Mazzolini Casas	December 2022	Regular Director	03/27/1967

Present principal occupation: regular director at BBVA Argentina.

Business experience: CFO at BBVA; financial staff country monitoring at BBVA; strategies and financial director lobs and ads at BBVA; financial director at Banco Provincial grupo BBVA; department responsible of coordination financial directions Latam grupo at BBVA; planning financial director at Credilogros Compañía Financiera at BBVA; and financial director at Corp Banca Argentina.

Mr. Mazzolini was elected Director in March 2017.

Gabriel Alberto Chaufán	December 2024	Alternate Director	02/14/1966

Present principal occupation: regular director at BBVA Argentina; Chairman at BBVA Seguros Argentina S.A. and Regular Director at BBVA Uruguay S.A.

Business experience: Chairman at AVIRA, Committee director member at BBVA; Chairman and Chief Executive Officer at Consolidar ART, Consolidar Seguros, Consolidar Salud, Consolidar Retiro and Consolidar AFJP (undergoing liquidation proceedings). Pensions and Insurance Business Manager; Head of the Pension Business and all lines of Insurance (Life, Heritage, Life Annuities, Health) and Group Technical Manager.

Mr. Chaufán was elected Director in April 2019.

Gustavo Fabián Alonso	December 2024	Alternate Director	07/02/1964

Present principal occupation: regular director at BBVA Argentina.

Business experience: Commercial Director; Director of Innovation and Development; Retail Product Manager; Manager of Means of Payment and Consumption; Manager of Strategic Alliances and Products; Marketing manager; Zone Manager; and Branch Manager Pilar, San Nicolás and Rosario, all at BBVA Banco Francés.

Mr. Alonso was elected Director in April 2022.

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

On March 29, 2022, Ms. María Isabel Goiri Lartitegui submitted her resignation from the position of Regular Director with effect from the meeting that appointed her replacement.

At the ordinary and extraordinary shareholders’ meeting held on April 29, 2022, Lorenzo de Cristóbal de Nicolás was elected as Regular Director to succeed María Isabel Goiri Lartitegui and Gustavo Fabián Alonso was elected as Alternate Director. In addition, Gustavo Alberto Mazzolini Casas was reelected as Regular Director and Gabriel Alberto Chaufán was reelected as Alternate Director.

In June, 2022, Mr. Alfredo Castillo Triguero submitted his resignation from the position of Regular Director and Mr. Javier Pérez Cardete took over his replacement.

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

Mr. Zarich joined the Bank in 1987.

Carmen Morillo Arroyo	2022	Director, Finance	03/14/1976

Work Experience: Global Financial Planning & Performance discipline leader; Director of Planning and Management Control for Businesses in South America; Manager of Planning and Management Control of South American Banks; Financial Analyst; Business Banking Manager BBVA Spain.

Ms. Morillo Arroyo joined the Bank in 2022.

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

Mr. Fernández joined the Bank in 1995.

María Verónica Incera	2023	Director, Corporate & Investment Banking	05/14/1970

Work Experience: Head of Global Clients in the United States, having corporate governance responsibilities for the BBVA NY Branch; Industry Banker for Consumers. Before joining BBVA, she worked for Credit Agricole in Argentina and New York, where she held various positions.

Ms. Incera joined the Bank in 2023.

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

Mr. González Correas joined the Bank in 2008.

Name	First Appointed	Current Position	Date of Birth	Background and Business Experience

Mónica Gabriela Etcheverry	2022	Chief Internal Control and Compliance Officer	05/30/1964

Work Experience: Deputy Director of Compliance at Banco BBVA Argentina S.A.; Accounting Manager at BBVA Banco Francés S.A. (BBVA Argentina); Financial Audit Manager (BBVA Argentina); Vice President of Internal Audit in the New York and Miami branches of Argentaria (Banco Exterior de España) USA; Member of the International Internal Audit team of Banco Exterior de España for America.

Ms. Etcheverry joined the Bank in 2000.

The service agreements of the directors and the executive officers of the Bank do not provide for benefits upon termination of employment except as described in “—B. Compensation” below.

B.	Compensation

The Bank has a Nomination and Remunerations Committee which was created on March 30, 2009. Its members must be directors with no executive functions and the majority of its members must be “independent”. Its main functions are to provide assistance to the Board in all issues regarding compensation policies and other benefits. Moreover, it is also in charge of stating the terms and conditions for the selection and hiring of the key principal executives of the Bank. As of the date hereof it consists of (i) Gabriel Eugenio Milstein; (ii) Jorge Delfín Luna; (iii) Adriana Fernández de Melero; (iv) Gustavo Fernández; and (v) Eduardo González Correas.

The aggregate amount of compensation paid by the Bank and its subsidiaries during the fiscal year ended December 31, 2022 to all directors and officers for services in all capacities, including salaries and bonuses, was Ps.1,444,264 million. This amount also included compensation accrued during 2021 and paid in 2022. We hereby confirm that disclosure of the directors individual compensation is not required under Argentine law. Moreover, Argentine legislation requires approval of an aggregate amount of Director’s compensation in the annual ordinary shareholders’ meeting.

During the fiscal year ended December 31, 2022 and 2021, the Bank did not pay, set aside or accrue any amount as contribution to pension plans.

C.	Board practices

Our corporate governance system is based on the distribution of functions between the Board and the several committees described below.

Supervisory Committee

The primary responsibilities of the Supervisory Committee are to monitor management’s compliance with Argentine corporate law, the Bylaws, the Bank’s internal regulations, if any, and the shareholders’ resolutions. It also performs other functions, including, but not limited to: (i) attending meetings of the Board, the Management Committee and shareholders’ meetings, (ii) calling extraordinary shareholders’ meetings when deemed necessary and ordinary and special shareholders’ meetings when not called by the Board, and (iii) investigating written complaints of shareholders. In performing these functions, the Supervisory Committee does not control our operations or assess the merits of the decisions made by the directors.

The Supervisory Committee has unlimited access to our books and records and a right to request as much information as necessary for the performance of its duties.

At the ordinary and extraordinary shareholders’ meeting of BBVA Argentina held on April 29, 2022, the following members were appointed to the Supervisory Committee:

Expiration of term
Regular
	Gonzalo José Vidal Devoto	December 31, 2022
	Vanesa Claudia Rodríguez	December 31, 2022
	Julieta Paula Pariso	December 31, 2022

Alternate	Lorena Claudia Yansenson	December 31, 2022
	Daniel Oscar Celentano	December 31, 2022

Both the regular and alternate members of the Supervisory Committee as of December 31, 2022 had represented, in their capacity as lawyers, to the Bank that: (a) they performed or were prepared to perform the function of legal advisors with the professional independence required by technical resolution No. 15 of the Argentine federation of professional councils in economic sciences; (b) they were members of Biscardi & Asociados S.R.L. and qualified as “independent” according to General Resolution No. 622 (New Text 2013), and (c) they disclosed all the information required by the CNV regarding their professional relations with the Bank.

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

•

Julieta Paula Pariso: Lawyer, member of Biscardi & Asociados S.R.L.; regular member of the Supervisory Committee of: Banco BBVA Argentina S.A.; BBVA Broker S.A Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; Daikin Air Conditioning Argentina S.A; Rombo Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Courtage S.A.; Orazul Energy Cerros Colorados S.A.; Orazul Generating S.A.; Orazul Energy Southern Cone S.R.L.; BBVA Francés Valores S.A.; Industrial Valores S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados; Santista Argentina S.A.; V.T.V. Norte S.A.; Banco de Servicios Financieros S.A.; VTV Metropolitana S.A.; INC S.A. Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A. and Volkswagen Financial Services Compañía Financiera S.A.

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

Members:	Adriana Fernández de Melero
Javier Pérez Cardete
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

The Audit Committee meets once a month. In each of these meetings, the Audit Committee shall be in charge of assisting the Board of Directors in the monitoring of the internal control environment and in the validation of existing facts or circumstances and improvement of controls covering the main risks of the Bank, financial statements, external auditors, directors’ fees, transactions with related parties and conflicts of interest.

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

•

Receive monthly information from the head of the Internal Audit on the activities carried out, as well as on incidents and obstacles that may arise and verify that the Senior Management takes into account the conclusions and recommendations of its reports. Similarly, monitor such plans, with the possibility to delegate to the Chairman the performance of preparatory tasks to facilitate the work of the Committee. In the event of substantial deviations in the timing of the implementation of the actions provided for in the plans, or in the scope of the reviews, the Audit Committee shall be informed of the reasons for such deviations by submitting for approval such amendments as may be appropriate to the plans of the Internal Audit. Notwithstanding the foregoing, the head of the Internal Audit shall also report to the Board in full, as often as appropriate, on the activities carried out by the Internal Audit department.

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

•

Request the external auditor to report to the Audit Committee any relevant fact that has a significant impact on the Bank’s assets, results, or reputation, or that constitutes a relevant weakness in its internal controls.

•	Meet with management and external auditors to discuss the annual and interim financial statements.

•	Provide the mechanisms for the reports to be presented by the external and internal auditors of financial institutions to be presented in a timely manner.

•

When shareholders representing not less than 5% of the share capital, request the Bank to appoint an external auditor proposed by them for the performance of one or more particular tasks, the Audit Committee shall previously issue an opinion and inform the CNV.

4. Issuance and Share Plans and Acquisition of Own Shares. Directors´ Fees:

•

Give an opinion and make it public, on the compliance with legal requirements and on the reasonableness of the conditions for the issuance of shares or convertible securities in the event of a capital increase with exclusion or limitation preferred subscription rights.

•	Issue a report prior to any decision of the Board of Directors to acquire the Bank’s own shares.

•	Give an opinion on the reasonableness of the proposals made by the Board of Directors on fees and stock options plans for the Company directors and managers.

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

6. Standards of Conduct:

•	Investigate the irregular behavior or that which may not be in conformity with the applicable regulations or with the BBVA Argentina Code of Conduct.

•	Review the Bank’s rules of conduct, ensure that they are properly disseminated to all the Bank’s staff and verify compliance with those rules of conduct.

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

Nomination and Remunerations Committee

According to the Board’s resolution dated June 24, 2022, BBVA Argentina has a Nomination and Remunerations Committee, whose current composition is as follows:

Members:	Adriana Fernández de Melero
Gabriel Eugenio Milstein
Jorge Delfín Luna

Guest members:	Gustavo Fernández
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

As of the date of this annual report, the Management Committee consists of: (i) Martín Ezequiel Zarich; (ii) Pablo Hernan Jordan; (iii) Juan Christian Kindt; (iv) Gustavo Fernández; (v) Carmen Morillo Arroyo; (vi) Gerardo Fiandrino; (vii) Leandro Alvarez; (viii) María Verónica Incera; (ix) Eduardo González Correas and (x) Mónica Gabriela Etcheverry

The obligations of the Management Committee are to: (i) establish the business and investment strategies, the general risks policies, and the human resources policies of the Bank and cooperate with the General Manager in their implementation; (ii) delegate powers to other officers; (iii) analyze and approve the general annual budget, monitor its evolution and determine corrective measures according to internal and market variables and (iv) create business synergies with other companies of the group.

The Management Committee meets monthly.

•	Information Technology Committee

The Information Technology Committee is responsible for the institutional treatment of the policies, goals and planning of the information systems area, and as of the date of this annual report consists of: (i) Leandro Alvarez; (ii) Gabriel Eugenio Milstein; (iii) Analía González, (iv) Daniel Neme; (v) Atilio Lucarelli; (vi) Sergio Sirotinsky; (vii) Germán Guarine; (viii) Marcelo Palmero; (ix) Verónica Redlich; (x) Leonardo Rojas y (xi) Alberto Ocampo.

The Information Technology Committee meets quarterly.

•	Disclosure Committee

As of the date of this annual report, the Disclosure Committee consists of: (i) the financial director Carmen Morillo; (ii) the legal services director, Eduardo González; (iii) the accounting manager, Carlos Reinaudo; (iv) the investor relations manager, Inés Lanusse; (v) the associate of investors and rating agents, Belén Fourcade; (vi) the risks director, Gerardo Fiandrino and (vii) the Head of Secretary of the Board of Directors, Gabriela Verónica Valdez

The general functions of the Disclosure Committee are to ensure, with respect to all information to be disclosed by the Bank to its shareholders, to the markets where its shares are listed and to the regulatory entities of said markets, (i) that the information required to be disclosed to the public (whether directly or through regulatory bodies) is recorded, processed, summarized and reported accurately and in a timely manner and (ii) that such information is collected and communicated to managers and directors in due time and form in order to take appropriate decisions on the required information.

The Disclosure Committee meets quarterly or as otherwise necessary.

•	Asset Laundering and Terrorism Financing Prevention Committee

The Asset Laundering and Terrorism Financing Prevention Committee as of the date of this annual report consists of: (i) two directors, Gabriel Eugenio Milstein, who is the compliance officer on money laundering prevention before the anti-money laundering organism (Unidad de Información Financiera) and Gustavo Alberto Mazzolini, (ii) the compliance director, Mónica Etcheverry; (iii) the official in charge of the compliance area processes, Adriana Scorza and (iv) the responsible for the money laundering prevention area, Federico Maliandi.

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

The Compliance Committee consists of: (i) the executive director, Martín Ezequiel Zarich; (ii) the compliance director, Mónica Etcheverry; (iii) the retail banking director, Pablo Hernán Jordan; (iv) the financial area director, Carmen Morillo; (v) the legal services director, Eduardo González; (vi) the risks director, Gerardo Fiandrino and (vii) the internal audit director, Adolfo Rivera, who attends as an observer with voice but without vote.

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

The Assets and Liabilities Committee consists of: (i) the executive director, Martín Ezequiel Zarich; (ii) the business development director, Juan Christian Kindt; (iii) the financial director, Carmen Morillo Arroyo; (iv) the risks director, Gerardo Fiandrino; (v) the commercial director, Pablo Hernán Jordan; (vi) the corporate & investment banking director, María Verónica Incera; (vii) the Financial Management Manager, Diego Cesarini, all of them as permanent participants; (viii) the BBVA Research director, Marcos Dal Bianco; and (ix) the financial risks manager and reporting, Germán García, all of them as guests.

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

Alternate Responsible Officer: Claudia Sapiz

•	Responsible for Foreign Exchange Control (Communication “A” 4246 BCRA)

Main Responsible Officer: Leonardo Rojas

Alternate Responsible Officer: Claudia Sapiz

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

Main Responsible Officer: Carmen Morillo Arroyo

Alternate Responsible Officer: Juan Christian Kindt

•	Responsible for Market Relations (Law No. 26.831)

Main Responsible Officer: Eduardo González Correas / Carmen Morillo Arroyo

Alternate Responsible Officers: Inés Lanusse / Gabriela Valdez

•	Compliance Officer on Money Laundering Prevention (Communication “A” 5004 BCRA):

Main Responsible Officer: Gabriel Eugenio Milstein

Alternate Responsible Officer: Gustavo Alberto Mazzolini Casas

•	Security Responsible for Financial Entities (Communications “A” 5120 and 5132)

Main Responsible Officer: Juan Antonio Calderón

Alterante Responsible Officer: Victor Fabian Garibotto

Advisors

All internal legal advice is provided to the Bank by its own legal services department.

D.	Employees

The following table shows the breakdown of our full-time payroll employees as of December 31, 2022, 2021 and 2020:

	As of December 31,
	2022	2021	2020
Main office	4,011	3,863	3,118
Branches	1,877	2,000	2,901

Total	5,888	5,863	6,019

Our employees are represented by a national bank union with optional membership. As of December 31, 2022, 2,288 employees were unionized. The union negotiates a collective bargaining agreement to establish minimum salaries for all of its members. We have not experienced any conflicts with the union for over 20 years and we consider relations with our employees to be satisfactory.

We have a personnel Training and Development Department, which is in charge of the training of all of the Bank’s employees. This includes in-house training courses and seminars in all the areas: Operations, Technology and Business (Branches, Corporate Banking). We provide bonuses to individual employees on a discretionary basis, taking into consideration individual merit and overall profit levels. We do not have a formal profit-sharing plan.

The Bank does not employ a significant number of temporary employees.

E.	Share Ownership

As of February 28, 2023, Gabriel Eugenio Milstein (Regular Director) owned shares in BBVA Argentina. His share ownership in the Bank represented less than 1% of the capital stock of the Bank. The shares owned by this director do not have different voting rights.

None of our directors or our remaining senior executives own shares or options on shares of BBVA Argentina.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2023, by each person who, to our knowledge, beneficially owned more than 5% of our ordinary shares as of such date. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned at March 31, 2023
Beneficial Owner	Number of Shares	Percentage of Shares Outstanding
Banco Bilbao Vizcaya Argentaria S.A.	244,870,969	39.97%
BBV América SL (1)	160,110,585	26.13%
The Bank of New York Mellon (2)	102,838,353	16.78%
Administración Nacional de Seguridad Social	43,279,620	7.06%

(1)	BBV América S.L. is under the control of BBVA.
(2)	As holder agent of ADSs.

Our capital stock at December 31, 2022 was 612,710,079 shares. As of such date, BBVA had an equity interest in the Bank of 66.55%.

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

As of December 31, 2022, according to our records 13 holders of ordinary shares and 34 registered holders of ADSs (in accordance with the records of the Bank of New York Mellon (“BoNY”), as depositary for the ADSs) have an address in the United States, representing 17.72% of our issued and outstanding ordinary shares.

B.	Related Party Transactions

The following table presents the aggregate amounts of total financial exposure of BBVA Argentina to related parties for the two-month period ended February 28, 2023 and for the fiscal year ended December 31, 2022. Related parties include controlled companies, controlling shareholders and entities under common control, key management and directors and associated entities.

The financings described below (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

	February 28, 2023					December 31, 2022
Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Controlled, Controlling and Under Common Control Entities
BBVA and subsidiaries	2,845,942	—	2,845,942	—	Guarantees given and correspond- dents	4,126,563	—	930,500	—	Guarantees given and correspond- dents
BBVA Asset Management S.A.U.	4,873,583	32.73%	4,873,583	32.73%	Other loans, credit card loans and equity investment	3,734,513	32.73%	3,734,513	32.73%	Other loans, credit card loans and equity investment
Consolidar AFJP S.A. (undergoing liquidation proceedings)	13,858	—	9,522	—	Other loans, guarantees given and equity investment	20,162	—	13,858	—	Guarantees given and investment
PSA Finance S.A.	7,098,295	104.63%	7,098,295	104.63%	Advances, call money, other loans and equity investment	5,932,147	58.28%	5,109,573	100.50%	Advances, credit card loans, call money, other loans and equity investment
BBVA Consolidar Seguros S.A.	1,514,925	32.73%	1,514,925	32.73%	Credit card loans, other loans and equity investment	1,317,643	32.73%	1,317,643	32.73%	Credit card loans, other loans and equity investment
Openpay Argentina S.A	227,590	—	227,590	—	Advances and equity investment	215,505	32.73%	215,505	32.73%	Credit card loans and equity investment
Volkswagen Financial Services S.A	14,225,525	52.32%	11,487,313	52.32%	Advances, Credit card loans, other loans, call money and equity investment	14,238,953	54.39%	14,089,795	54.26%	Advances, credit card loans, other loans, call money and equity investment
Associated Entities
Rombo Cia Financiera S.A.	2,841,451	102.57%	2,841,451	102.57%	Loans, other loans and equity investment	2,869,989	102.44%	2,600,380	102.57	Call money, other loans and equity investment
Play Digital S.A.	566,319	27.86%	566,319	27.86%	Advances, Credit card loans and equity investment	515,086	75.56%	515,086	75.56%	Advances, credit card loans and equity investment
Key Management Personnel (3)	154,244	97.98%	154,244	97.98%	Credit card loans, personal loans, other loans, advances and real estate mortgage	128,262	97.98%	124,650	97.98%	Credit card loans, personal loans, other loans, advances and real estate mortgage

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

As of December 31, 2022, the Bank did not have outstanding any financial assistance from BBVA.

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

On October 25, 2022 we were notified by the BCRA of the opening of several criminal proceedings against the Bank and certain of its directors and employees related to exchange operations carried out in alleged breach of the provisions of point 9 of Communication “A” 6770 BCRA (in relation to tickets associated with operations carried out between residents and the advanced payment of imports). The Central Bank proceeded to accumulate the different files and treat them as a single case. Depositions have been filed by the Bank and all accused directors and employees.

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

Pursuant to Communication “A” 7421 dated December 16, 2021, the Central Bank enabled financial entities, from January 1, 2022 to December 31, 2022, to distribute dividends for up to 20% of their “distributable profit”. Financial entities, having the previous authorization of the Central Bank, had to make this distribution in twelve equal, monthly and consecutive installments.

The Central Bank allowed banks to pay dividends in 2022, after a two-year ban. However, it did not provide banks with access to foreign currency to make payments to foreign shareholders.

By means of Communication “A” 7659 dated December 15, 2022 the Central Bank reinstated the suspension of profit distributions from January 1, 2023 to December 31, 2023.

However, by Communication “A” 7719 dated March 9, 2023 the Central Bank enabled financial entities with its prior authorization, to distribute dividends for up to 40% of their “distributable profit” in six equal, monthly and consecutive installments from April 1, 2023 to December 31, 2023.

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

	Pesos Per Ordinary Share (1)
	High	Low
April 2023 (through April 24, 2023)	688.85	549.20
March 2023	651.30	503.70
February 2023	626.15	518.95
January 2023	592.00	430.05

Year ended December 31, 2022	455.20	185.25
Fourth quarter	455.20	290.00
December 2022	455.20	321.00
November 2022	353.00	290.00
October 2022	331.70	299.10
September 2022	345.70	290.30
Third quarter	345.70	185.25
Second quarter	230.50	190.85
First quarter	247.10	197.55

Year ended December 31, 2021	288.90	126.45
Fourth quarter	288.90	201.75
Third quarter	271.55	181.05
Second quarter	223.70	126.45
First quarter	155.65	129.20

Year ended December 31, 2020	188.85	69.40
Year ended December 31, 2019	183.45	80.55
Year ended December 31, 2018	170.50	89.00

(1)	Pesos per ordinary share data reflect nominal prices at trading date.

Source: Bloomberg.

Our ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York Mellon, as depositary. Each ADS represents three ordinary shares. The table below shows the quarterly high and low closing prices of the ADSs in dollars on the NYSE for the periods indicated.

	Pesos Per Ordinary Share (1)
	High	Low
April 2023 (through April 24, 2023)	5.02	3.92
March 2023	5.20	3.77
February 2023	5.13	4.29
January 2023	4.92	3.69

Year ended December 31, 2022	3.90	2.15
Fourth quarter	3.90	2.70
December 2022	3.90	2.77
November 2022	3.30	2.70
October 2022	3.29	2.96
September 2022	3.37	2.92
Third quarter	3.37	2.15
Second quarter	3.69	2.39
First quarter	3.66	2.84

Year ended December 31, 2021	4.48	2.54
Fourth quarter	4.36	2.82
Third quarter	4.48	3.01
Second quarter	4.12	2.54
First quarter	3.21	2.54

Year ended December 31, 2020	5.77	2.27
Year ended December 31, 2019	13.97	3.06
Year ended December 31, 2018	26.60	7.18

(1)	Source: BoNY Mellon Depositary.

Trading on the BYMA

In Argentina all publicly offered securities must be traded on markets authorized by the CNV. At the end of 2022, the four principal authorized markets in Argentina were the Bolsas y Mercados Argentinos-BYMA (for equity and fix income), the Mercado Abierto Electrónico-MAE (for fixed income and derivatives), the Mercado a Término de Buenos Aires-MATBA (for commodities and derivatives) and the ROFEX (for commodities and derivatives).

The BYMA, founded as the BCBA in 1854, is the oldest and largest equity market in Argentina. Usually, the overwhelming majority of all Argentine equity trades take place on the BCBA.

As of December 31, 2022, the shares of 81 domestic companies were listed on the BYMA, excluding investment funds, with a market capitalization of approximately US$52.8 billion in the aggregate. In 2022, the effective volume traded in shares (US$377 million) presented an increase in the annual variation of 31.4% compared to 2021, as reported by “Instituto Argentino de Mercado de Capitales.”

All the agents authorized by the CNV can conduct transactions in the authorized markets. These agents must be affiliated with BYMA (stock market continued by BYMA) if they want to trade on this market. Trading on the BYMA is conducted through three different trading systems:

•	the “Eomm”;

•	the “Senebi”; and

•	the “Sistaco”.

The operations at the electronic auction system called the “EOMM” start from 11:00 A.M. and end at 5:30 P.M. each business day. Each broker inserts both its buying and selling orders while the system matches the transactions. EOMM has been considered a single market. The system allows the trade of securities, public bonds, private bonds, futures and derivatives.

The Buenos Aires Stock Market’s trades are made through an electronic Senebi Market System (the “Senebi”) that operates from 11:00 A.M. to 5:30 P.M. each business day. Member Agents operate on their own, arranging transactions through direct negotiations. The transactions must be informed by the BYMA agents for their disclosure, registration and publication. The transactions arranged and registered in Senebi are considered unsecured and, consequently, do not enjoy the backing of the Mandatory Guarantee Fund Constituted by BYMA. Additionally, such transactions are made through the electronic Sistaco Market System (the “Sistaco”) that operates from 11:00 A.M. to 5:30 P.M. each business day which allows Brokers of Negotiable Securities (“ACVN”) to inform BYMA of the occurrence of trades in negotiable securities in the systems managed by ACVN which links authorized intermediaries that are later confirmed for subsequent registration in the segment Senebi or agree in the PPT. In all markets, the operations can be executed in pesos or dollars from local accounts or foreign accounts.

The following table summarizes certain historical information about the BYMA.

	December 31,
	2022	2021	2020
Market capitalization (US$ billion)	52.8	41.7	112.1
Number of companies listed	81	83	91
Rate of return in US$ (1)	40.33%	(4.96)%	(12.50)%
Market/book ratio (2)	1.27	1.00	0.94

(1)	Based on the Merval Index.
(2)	Based on IAMC report for S&P Merval Index (integrated by 23 leader companies).

Source: BYMA and Instituto Argentino de Mercados de Capitales (IAMC).

Market Regulation

In November 2012, the Argentine Congress passed the Capital Markets Law, which abrogated Law No. 17,811 enacted in 1968. In July 2013, the Argentine executive branch issued implementing Decree 1023/2013, and in September 2013, the CNV issued a new set of rules further implementing and administering the requirements of the Capital Markets Law (General Resolution 622/2013 and, together with Decree No. 1023/2013, the “CNV Rules”).

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

The CNV assumed the power to control the companies which hold the licenses described in “New Licenses for participants in the Public Offering Regime” section above. The CNV must carry on the permanent supervision of such companies, approving any amendments to their bylaws, variations of their capital, and their dissolution and liquidation.

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

At the ordinary and extraordinary shareholders’ meeting held on April 20, 2021, our shareholders approved an amendment to section 22 of our Bylaws in order to include the possibility of holding remote Board meetings. This amendment was registered before the Public Registry of Commerce on July 21, 2021 under No. 11156, Book 1037 of Corporations. A copy of our Bylaws as currently in effect was filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2021.

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

Under Section 272 of the Argentine Companies Law, a director may not vote in respect of any proposal in which such director, or any person connected to such director, has an interest contrary to the interests of BBVA Argentina. Moreover, directors are not entitled to carry out personal transactions with the company or its affiliates, other than the banking common operations, unless they are approved by a special procedure that guarantees the transparency of proposed transaction.

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

In May 2022 the Board of Directors requested the opinion of the Audit Committee regarding the offer letter of location of information technology services from Aplica Tecnología Avanzada S.A. de C.V. (“ATA”). Since 2019 ATA provides the Bank with services related to data processing in connection with the “Mainframe” technology platform distributed under Unix, Linux, Windows, among others, as well as the “NextGen” platformX86-based open source software that provides the connectivity needed to link the Bank to the hardware and software components used by ATA. The Bank and ATA are considered related parties according to the terms of paragraph III, subparagraph a) of Section 72 of the Capital Markets Law. The Audit Committee concluded that the compensation and scope of services established in this contract are in line with market conditions for similar transactions entered into by independent parties. Such conclusion was taken on the basis of the report issued by the independent evaluating firm PWC Asesores de Empresas S.R.L. in May 2022.

The compensation to be paid by the Bank to ATA as consideration for its services in 2023 exceeds one percent (1%) of the Bank’s net worth. The contract was entered in the ordinary course of business of the Bank.

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

After some years of flexibility in foreign exchange matters, on September 1, 2019, the Central Bank issued Communication “A” 6770 that established new regulations, restricting access to the exchange market. Accompanying this main resolution, new regulations, amendments and supplements, were issued in Communications “A” 6776, 6780, 6788, 6815, 6818 and 6844.

Since 2020, the Central Bank has issued more restrictive regulations forcing importers to restrict their operations in the capital markets. Exchange regulations were last updated in May 2022 by means of Communication “A” 7272. Further amendments, including Communication “A” 7622 (as supplemented and amended), have been released but are not yet effective.

A description of the restrictions and regulations currently in force is included below.

Cross Border Transfers of Funds, Foreign Debts

Until the last regulatory amendment of September 2019, the repayment of the principal and interest on foreign indebtedness did not require the entry and settlement of the disbursement through the foreign exchange market.

Currently, due to the changes introduced by the Central Bank, debts disbursed on or after September 1, 2019 are subject to the entry and compulsory settlement through the foreign exchange market, to the extent that the repayment of the principal and interest are made with access to the exchange market.

Today, regardless of whether the financial indebtedness was incurred before or after September 1, 2019, repayments, of both principal and interest, may be made with a maximum anticipation of three business days to maturity. If the anticipation period is longer, the prior confirmation of the Central Bank is required.

In addition, Communication “A” 7106 established that when the monthly capital debt to be paid exceeds the equivalent of two million dollars, the debtor must refinance the capital owed, being able to access the exchange market only for up to 40% of the amount. In the same way, it has been determined that the repayment of capital corresponding to indebtedness between related counterparties requires prior authorization from the BCRA except when the debt was entered and settled by the exchange market after October 2, 2020.

Regulations Regarding Exports, Imports, and Services

Regarding exports, in 2019 the Central Bank established certain rules related to the entry and exit of foreign currency collected abroad as a result of the collection of exports of goods, advances and pre-export financing, setting different terms of time (30, 60, 180 and 365 calendar days) for the entry and liquidation of foreign currency to Argentina depending on the type of the products being exported.

Since September 1, 2019 funds originated by the collection of Argentine exports corresponding to official shipping permits must be entered and settled in the exchange market within the maximum terms established in Communication “A” 6770 and its amendments.

In addition, it is established that the official exports prior to September 2, 2019 that are pending collection to date, as well as the new advances and pre-financing, must be entered and settled in the local exchange market within five business days of the date of collection or disbursement abroad or in the country.

With respect to the collection of services exports, it was established that they must be entered and settled in the local exchange market within a period not exceeding five business days from the date of receipt abroad or in the country, or its accreditation in foreign accounts.

Access to the foreign exchange market for the payment of imports may only be made from the expiration of the obligation to the extent that both the validation of the SIRA statement and the one made against the Central Bank online have been obtained.

The new SIRA regime, established in October 2022 by Resolution No. 5271, jointly by the Argentine Treasury and the Ministry of Economy, replaced the previous regime. Both the current and the previous system require the importer to make a declaration to the Treasury and to wait for the Treasury’s approval to determine the date on which the importer will be able to access the Exchange Market.

Payments may be made before the date approved in the SIRA, provided that the transfer is issued from a local account in foreign currency or the exported products are capital goods, or some other excepted merchandise, such as medicines.

Any transaction that is not contemplated above requires the previous authorization of the Central Bank.

Importers have to repatriate the goods within 270 days for capital goods and 90 days for the rest of the goods. Under the previous regime there were no time limitations.

Access to the foreign exchange market for payments of services can be canceled at their maturity. For the importation of goods and services, a declaration called SIRASE needs to be processed prior to payment. In the case of services provided between related counterparties, the prior authorization of the BCRA will be required to access the exchange market.

Purchase of Foreign Currency

A. Domestic individuals and companies

The regime applicable since September 2020, provided for in Communications “A” 6770 and “A” 7272 and its supplements and amendments, in relation to the purchase of external assets by legal persons for investment purposes (commonly known as hoarding) requires the prior approval of the Central Bank in certain circumstances, such as: real estate investments abroad, loans granted to non-residents in Argentina, contributions from residents in Argentina of direct investments abroad, portfolio investments of Argentines abroad , certain other investments abroad by Argentine residents, portfolio investments of Argentine legal entities abroad or purchase of foreign currency bills to be carried out in Argentina. For individuals, the limit to perform this type of operation is US$200 per month.

In summary, the exchange regulatory framework currently establishes:

•

For the purchase of external assets, resident individuals may access the exchange market for up US$200, or its equivalent in other currencies, per calendar month in all entities authorized to operate in exchange. For larger amounts, the prior approval of the Central Bank is required. Access to the exchange market by legal entities, requires the prior approval of the Central Bank despite of the amount.Non-residents individuals and legal entities require the prior approval of the Central Bank to access the exchange market.

•	Transfers in foreign currency for the formation of external assets must come from a bank account in the name of the transferor.

•	The income from investments of residents and non-residents is not limited in amount and can be credited to accounts in foreign currency in Argentina.

B. Non-residents

Prior to September 1, 2019, per Communication “A” 6174, entities authorized to trade in the foreign exchange could sell currencies to non-residents without limitation if funds were properly credited to a local account in their name.

Currently, the operations of non-residents require the prior approval of the BCRA.

Transfer of Dividends

The transfer of profits and dividends abroad to non-resident shareholders requires the prior approval of the Central Bank.

As an exception to this general requirement, in accordance with the provisions of Communication “A” 6869, the exchange market may be accessed without the prior approval of the Central Bank for the payment of profits and dividends for non-resident shareholders, when all the conditions set forth in such Communication are fulfilled including, among others, (i) that dividends are settled and distributed based on closed audited balances; (ii) compliance with the “Survey of External Assets and Liabilities” for the operations involved; and (iii) that the total amount of transfers abroad as payment of dividends through the exchange market does not exceed 30% of the value of new contributions of foreign direct investment in the resident company, which must be entered and settled through the foreign exchange market.

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

Personal Property Tax

According to Law No. 23,966, as amended, and Decrees No. 127/96 and 812/96, all individuals and undivided estates are subject in Argentina to a personal property tax on all assets held at December 31 of each fiscal year (the “Personal Property Tax”). This tax applies to our ADSs and ordinary shares held by U.S. Holders. In the case of individuals and undivided estates domiciled or located in Argentina, an exemption is available to taxpayers whose assets included in the tax base for purposes of the Personal Property Tax do not exceed Ps. 11,282,141.08. Corporations and other legal entities domiciled or located in Argentina are not subject to the Personal Property Tax. Individuals and undivided estates domiciled or located in a foreign country are subject to the Personal Property Tax only with respect to assets located in Argentina.

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

Pursuant to Law No. 25,585, published in the Official Gazette on May 15, 2002, BBVA Argentina is responsible for paying the Personal Property Tax on our ADSs or ordinary shares held by individuals or undivided estates domiciled in Argentina or a foreign country, or corporations or any other entities located in a foreign country. The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity arising from the last balance sheet of the company at December 31. The minimum exempted amount of Ps.11,282,141.08 is not applicable. The tax so paid is considered a definitive payment.

Companies responsible for the tax payment, such as BBVA Argentina, are entitled to obtain refunds of the amounts paid from holders of ADSs or ordinary shares and may retain or foreclose on the property included in the tax base for purposes of the Personal Property Tax that originated the payment.

In 2023, the Bank expects to make payments on account of its shareholders in connection with Personal Property Tax due with respect to assets held as of December 31, 2022.

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

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year 2022. However, because our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25-percent-owned equity investments) from time to time, and because our analysis of our PFIC status is based upon certain proposed Treasury regulations, including those which are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994, which may not be finalized in their current form, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder owned ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year and an interest charge would be imposed on the resulting tax liability for each such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner. Certain elections (including a mark-to-market election) may be available to U.S. Holders that may result in alternative treatments if we were a PFIC for any taxable year. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

I.	Subsidiary information

Not applicable.

J.	Annual Report to Security Holders

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

Credit Risk Ratios and Performance

At December 31, 2022 the non-performing loan ratio was 1.13%, while the coverage ratio was 242.23%, compared to 1.87% and 181.89%, respectively, at December 31, 2021. The decrease in the NPL ratio and the increase in the coverage ratio arise from the fact that the portfolio had very good credit performance during 2022, especially in the wholesale portfolio.

BBVA Argentina has the lowest non-performing loan ratio in the Argentine financial system (source: BCRA).

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

As a result of the challenging environment arising from the Covid-19 pandemic, the prudence and risk containment frameworks were intensified in all areas and management levels.

In 2019 we moved forward on the consolidation of the decentralized model, developing an automatic bid tool for SMEs to provide feedback on the quality of offers and reasons for rejection.

With respect to large companies, we continued using the risk analyst to analize different activity areas, and in the case of the SMEs, we continued using the rating model. The application of statistical tools gave us the opportunity to complete an efficient analysis to better satisfy our clients´ needs.

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

As of December 31, 2022, our gross counterparty risk and our net counterparty risk amounted to Ps 8.149 million.

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

During 2022, both indicators were within the limits approved by the Board of Directors.

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

The methodologies for capital calculation of the following risks are defined following the guidelines established by the Basel Committee:

•	credit risk;

•	concentration risk;

•	market risk;

•	interest rate risk;

•	operational risk;

•	reputational and strategic risk;

The distribution of economic capital for December 2022 consumption by type of risk is as follows:

•	credit risk and concentration risk: 49%;

•	operational risk:18%;

•	interest rate risk:14%;

•	market risk: 4%; and

•	other risks: 14%.

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

The results of the stress tests carried out in May 2022 corresponding to the 2022/2023 projection period show the solvency and liquidity position of the Bank even under the adverse scenarios analyzed therein.

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

As of December 31, 2022 there were 54 operational risk management indicators of different specialties in force, which made up 15 synthetic indicators or management limits.

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

(3) Monitoring and management of operational risk, which is composed of the Risk and Control Self-Assessment and is structured in three phases: a) establishment of the control perimeter, b) identification of potential and actual operational risks from the review of processes, standards and regulations and c) prioritization of operational risks, with the aim of separating critical risks from those that are not.

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

The following charts show the Bank’s VaR and Risk Factor evolution during 2022.

The following tables show the evolution of VaR during the last three years.

Daily Trading VaR at BBVA Argentina (in millions of pesos)

	2022	2021	2020
Average	141.13	222.66	226.41
Minimum	48.71	37.04	27.42
Maximum	263.07	504.43	431.58
At December 31	112.22	88.76	225.50

Daily Trading VaR – Categories (in millions of pesos)

Interest Risk VaR	2022	2021	2020
Average	157.79	211.15	108.68
Minimum	49.32	5.75	6.97
Maximum	298.07	503.39	406.57
At December 31	121.29	90.95	237.23

Exchange-rate Risk	2022	2021	2020
Average	1.05	43.11	187.62
Minimum	-0.47	0.99	2.93
Maximum	65.11	157.89	377.09
At December 31	0.15	1.29	137.98

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

December 31, 2022
Change in base interest rates and adjust rates (basis points)	Net portfolio value	Percentage change	Net interest and adjust income	Percentage change	Net income of adjustable portfolio	Percentage change
(in millions of pesos, except percentages)
500	114,306.3	(2.00)%	639,606.2	2.30%	12,943.0	18.39%
0	116,642.8	0.00%	625,198.0	0.00%	10,932.1	0.00%
(500)	119,201.7	2.19%	609,965.0	(2.44)%	8,908.7	(18.51)%

Based on our position at December 31, 2022, and assuming a hypothetical, immediate 500 basis points increase in interest rates affecting all interest rate sensitive assets and liabilities, we estimate that our net portfolio value would be reduced by Ps.2,336.5 million and our net interest income would be increased by approximately Ps.14,408.3 million.

Foreign Exchange Risk

As of December 31, 2022, as part of our asset and liability management, we aimed to minimize the impact on results of foreign exchange rate fluctuations by maintaining excess balances of assets over liabilities denominated in dollars. The following table shows the estimated effect on net income of a 10% variation in the value of the peso against all other currencies:

Peso against all other currencies	Effect on net income based on our position as of December 31, 2022	Effect on net income based on our position as of December 31, 2021
	(in millions of pesos, except percentages)
10%	574	179
(10)%	(574)	(179)

For a description of the changes in exchange rates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Exchange Rates”.

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

BoNY collects its fees for the delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. It also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. BoNY may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. BoNY generally refuses to provide fee-attracting services until its fees for those services are paid.

Fees Paid by Depositary to the Company

BoNY paid US$80,306.60 to BBVA Argentina in 2022.

- PART II -

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Effectiveness of Disclosure Controls and Procedures

As of December 31, 2022, the management of the Bank, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).

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

Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2022 has been audited by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited) an independent registered public accounting firm, as stated in their report which is included further below in this annual report on Form 20-F.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Banco BBVA Argentina S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Banco BBVA Argentina S.A.’s (the Bank) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Bank as of December 31, 2022, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes, and our report dated April 26, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global Limited

City of Buenos Aires, Argentina

April 26, 2023

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Bank’s Board of Directors has appointed Mr. Ernesto San Gil to serve on its Audit Committee. The Bank’s Board of Directors has concluded that Mr. Ernesto San Gil is an audit committee financial expert as defined by the SEC based on his extensive audit experience.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees

Below is a summary of the fees paid by us to our independent external auditors for the years ended December 31, 2022 and 2021:

	2022	2021
	(in millions of pesos)
Audit fees	257.30	348.05
Audit-related fees	0.72	21.72
Tax fees	—	—
All other fees	—	0.41

Total fees	258.02	370.18

Audit fees are fees for professional services performed by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited) and KPMG during 2022 and 2021, respectively, for the audit and limited review of the Bank’s annual and quarterly financial statements and services that are normally provided in connection with statutory and regulatory filings. Audit-related fees consist of fees for assurance and related services performed by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited) and KPMG that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported as Audit fees. The Bank has approved policies and procedures for pre-approving all non-audit work that would be performed by the Bank’s external auditor. Specifically, the policies and procedures prohibit an accounting firm, including the Bank’s external auditor from performing any services for the Bank or its subsidiaries without the prior approval of the Audit Committee.

Services

Since April 2022, Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited), has acted as the Bank’s external auditor. Its appointment was approved by the ordinary and extraordinary shareholders’ meetings held on April 29, 2022.

The ordinary and extraordinary shareholders’ meetings held on April 29, 2022 designated Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited) as the Bank’s external auditor for the fiscal year 2022, with Javier Jose Huici (Registered in Professional Council of Economic Sciences of the City of Buenos Aires,) as the Bank’s auditor and German Enrique Cantalupi as alternate auditor for the same period.

The firm Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited) has its domicile at 25 de mayo 487 (C1002ABI), City of Buenos Aires, Argentina and is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, under Volume 1, Page 13.

ITEM 16D. EXEMPTIONS FROM LISTING REQUIREMENTS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY ONE ISSUER AND AFFILIATED PERSONS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 3, 2022, our Board of Directors approved a proposal for Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global) to be appointed as independent registered public accounting firm of BBVA Argentina and its consolidated subsidiaries for 2022. Such proposal was adopted with the favourable opinion of the Audit Committee. This selection was approved by the shareholders at the annual shareholders’ meeting held on April 29, 2022.

The disclosure called for by paragraph (a) of Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 12, 2022.

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

The CNV passed in May 2012 and in September 2013, General Resolution No. 606/12 (“GR 606/12”) and General Resolution No. 622/13 (“GR 622/13”), respectively, which set forth the corporate governance requirements which companies that publicly offer shares representing their capital stock in Argentina must adopt. Moreover, since December 2012, the Bank has a new corporate governance code (Código de Gobierno Societario, hereinafter the “CGS”) in accordance with Communication “A” 5201 and Communication “A” 6639, as amended, Communication “A” 7100 of the Central Bank, General Resolution No. 797/19 and the Recommendations Guide for the corporate governance code report 2022 from the CNV.

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

For the purposes of this definition, it shall be understood under CNV rules that a director does not qualify as “independent”, when one or more of the following circumstances are met:

(a)

such director is a member of the board of directors of the parent company or another company belonging to the same economic group of the company through a pre-existing relationship at the time of his election, or during the immediately prior three years;

(b)

such director is or has been associated with the company or any of the company’s shareholders that have a direct or indirect “significant participation” on the company, or with corporations with which such shareholders also have a direct or indirect “signification participation”; or if such director was associated with any of them through an employment relationship during the last three years;

(c)

such director has any professional relationship or is a member of a corporation that maintains frequent professional relationships of significant nature and volume, or receives remuneration or fees (other than the one received in consideration of his role as a director) from the company or the company’s shareholders that have a direct or indirect “significant participation” on the company, or with corporations in which such shareholders also have a direct or indirect “significant participation.” This prohibition includes professional relationships and affiliations during the immediately prior three years to his or her appointment as director;

(d)	such director directly or indirectly owns 5% or more of the voting shares and/or capital stock of the company or any company with a “significant participation” in the company;

(e)

such director directly or indirectly sells and/or provides goods and/or services (different from those accounted for in section c) above) on a regular basis and of a significant nature and volume to the company or to the company’s shareholders that have a direct or indirect “significant participation”, that result in proceeds that are higher than his remuneration as a director. This prohibition includes business relationships that have been carried out during the immediately prior three years to such director’s appointment;

(f)

such director has been a director, manager, administrator or principal executive of not-for-profit organizations that have received funds, for amounts greater than those described in section I) of article 12 of Resolution No. 30/2011 of the UIF and its amendments, from the company, its parent company and other companies of the same group of which the company is a party, as well as of their respective principal executives;

(g)

such director receives any consideration, including through such director’s participation in plans or stock option schemes, from the company or companies of the same economic group, other than the compensation paid to such director for its role as a director, except dividends paid as a shareholder of the company in compliance with section d) above or the consideration received in compliance with section e);

(h)

such director has served as member of the board of directors of the company, its parent company or another company belonging to the same economic group for more than ten years, except if such relationship ceased to exist during the three years immediately preceding the appointment; and

(i)

such director is the spouse or legally recognized partner, relative up to the third level of consanguinity or up to the second level of affinity of persons who, if they were members of the board of directors, would not be independent, according to the above listed criteria.

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

Under NYSE Section 303A.07 (a), all members of the audit committee are required to be “independent”. In accordance with Law No. 26,831, a majority of the members of Audit Committee must be “independent”.

Under NYSE Section 303A.07 (b), the audit committee shall have a charter establishing the duties and responsibilities of its members, including, at a minimum, some of the duties and responsibilities required by Rule 10A-3 of the Exchange Act and as set forth in NYSE Section 303A.7(b) of the NYSE Manual. The functions and responsibilities of the audit committee in Argentina, established by Law No. 26,831 as modified by the Law No. 27,440 and CNV’s standards, are essentially the same as provided for under Rule 10A-3 of the Exchange Act.

NYSE Sections 303A.07 (b)(iii) A), (B) and (C) establish the duties and responsibilities of the audit committee, among others: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and (ii) to discuss the company’s press releases relating to its earnings, as well as the financial information and guidelines relating to its earnings that are supplied to equity researchers and rating agencies. No such provision is contained in the Argentine law or BBVA Argentina’s Bylaws. However, CNV standards establish similar functions for the audit committee, namely, “to verify the reliability of the administrative-accounting system, and of all financial data, or of any significant data submitted to CNV and to self-regulated exchanges, in compliance with the applicable reporting regime”.

NYSE Section 303A.07 (b)(iii)(G) provides that the audit committee shall establish clear policies for hiring external auditors’ employees. No such provision regarding hiring external auditors’ employees is contained in Argentine law or BBVA Argentina’s Bylaws.

NYSE Section 303A.07 (c) provides that each company must have an internal audit function in order to provide to the management and to the audit committee permanent assessments on the company’s risk management processes and internal control system. The audit committee according to Central Bank’s rules, provides to the management permanent assessments about management and operating processes, and risks of the company.

Disclosure of Corporate Governance Guidelines

NYSE Section 303A.09 provides that companies must adopt and disclose corporate governance guidelines, including several issues for which such reporting is mandatory, and include such information on the company’s website, which should also include the charters of the audit committee, the nominations committee and the compensation committee.

Law No. 26,831 as modified by the Law 27,440 required additional information that companies must include in their annual reports, including information relating to the decision-making organization (corporate governance), the company’s internal controls system, rules for director and manager compensation, stock-options, and any other compensation system applicable to Board members and managers. Law No. 26,831 does not address the remaining issues included in NYSE Section 303A.09. However, all relevant information sent by the Bank to the CNV is forwarded to the CNV through the CNV’s Financial Reporting Highway and may be viewed on the CNV’s website.

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

Code of Ethics

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain. BBVA Argentina’s Board approved in December 18, 2003, as amended on August 25, 2015 and May 31, 2022, the “Code of Conduct of BBVA Argentina and its group of companies in Argentina”, which applies to all management and employees, with no exceptions, the English translation of which is available to the public on BBVA Argentina’s website. See “Item 16B. Code of Ethics” above. BBVA Argentina believes that its Code of Conduct complies with NYSE requirements.

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

No such provision regarding notification of non-fulfilment of NYSE Section 303A is contained in Argentine law or our Bylaws, but BBVA Argentina CEO will comply with the notice provisions as set forth under NYSE Section 303A.12(b)

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

- PART III -

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of the financial statements filed as a part of this annual report.

ITEM 19. EXHIBITS

•	Index to Consolidated Financial Statements:

•	Index to Exhibits:

Exhibit Number	Description

1.1	Amended and Restated Bylaws (Estatutos) of Banco BBVA Argentina S.A. (*)

1.2	English translation of the Amended and Restated Bylaws (Estatutos) of Banco BBVA Argentina S.A. (*)

2.1	Description of Registrant’s Securities Registered under Section 12 of the Exchange Act

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Certification by CEO and CFO pursuant to Section 1350, as adapted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(*)	Incorporated by reference to BBVA Argentina’s annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 12, 2022.

We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of BBVA Argentina.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO BBVA ARGENTINA S.A.

By:	/s/ Carmen Morillo Arroyo
	Name:	Carmen Morillo Arroyo
	Title:	Chief Financial Officer

Date: April 26, 2023

BANCO BBVA ARGENTINA S.A. CONSOLIDATED FINANCIAL STATEMENTS, DECEMBER 31, 2022

Banco BBVA Argentina S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Banco BBVA Argentina S.A.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Banco BBVA Argentina S.A. (the Bank) as of December 31, 2022, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank at December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 26, 2023 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on the Bank’s consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of financial assets
Description of the matter
As of December 31, 2022, the Bank’s allowances related to financial assets at amortized cost and at fair value through other comprehensive income were 41,193 million of Argentine Pesos as disclosed in Note 8. to the consolidated financial statements. As discussed in Notes 2.3.4.g) and 7 to the consolidated financial statements, the Bank recognized an allowance for credit losses related to private and government financial assets not held at fair value through profit or loss using an expected credit loss model (ECL). The recognition and measurement of ECL is complex and involves the use of significant analysis and estimation, including formulation and incorporation of forward-looking economic conditions into the ECL model.
Auditing the allowance for credit losses related to financial assets at amortized cost and at fair value through other comprehensive income involved subjective and complex auditor judgment as well as specialized skills and knowledge due to the inherent complexity of the models, including the models and significant assumptions used to estimate the probability of default (PD), exposure at default (EAD) and loss given default (LGD); the significant assumptions and judgments with respect to the forward-looking information that could be affected by future economic conditions and the maintenance of updated and accurate relevant data elements. The allowance for credit losses is a significant estimate for which variations in model methodology, underlying assumptions and judgments could have a material effect on its measurement.
How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Bank´s process for allowance for credit losses. The controls we tested included, among others, controls over management’s review of the data and inputs, models and assumptions used to calculate the ECL.
Our audit procedures, in which we involved professionals with specialized skills and knowledge, included, among others, assessing whether the methodology and assumptions used to estimate ECL are consistent with the requirements of IFRS, the Bank’s own historical data and industry standards; evaluating a sample of models used in calculating the PD, EAD and LGD by inspecting model documentation; assessing the methodologies used and the assumptions incorporated into the models by management, evaluating management´s forecasting and comparing management´s forward-looking information to independently estimate of future economic conditions and publicly available information; and testing the accuracy of underlying relevant data elements for a sample of loans by comparing it to contractual documentation. We also assessed the adequacy of the allowance for credit losses financial statement disclosures.

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global Limited
We have served as the Bank’s auditor since 2022.
City of Buenos Aires, Argentina
April 26, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of
Directors Banco BBVA Argentina S.A.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Banco BBVA Argentina S.A. and its subsidiaries (the Company) as of December 31, 2021, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2021 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the period mentioned above audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Provision for expected credit losses on financial assets at amortized cost and at fair value through comprehensive income, loan commitments and financial guarantees
As discussed in Notes 2.3.4 g) and 8 to the consolidated financial statements, the Company’s provision for expected credit losses (ECL) related to financial assets at amortized cost and at fair value through comprehensive income, loan commitments and financial guarantees was 48,346.7 million Argentine Pesos (Ps.) as of December 31, 2021. The Company measures the ECL of certain instruments on an individual basis using estimates of future cash flows. The Company measures the ECL for all other instruments on a collective basis using the variables Probability of Default (PD), Exposure at Default (EAD) and Loss Given Default (LGD) as well as estimates of certain future macroeconomic variables. The Company uses models and historical data in the determination of the PDs, EADs and LGDs.
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
Measurement of fair value of
difficult-to-value
financial instruments
As discussed in Notes 2.4.3 and 36 to the consolidated financial statements, the Company has recorded Ps. 10,041.8 million of financial assets measured at fair value that were classified as Level 3
(‘difficult-to-value
financial instruments’) as of December 31, 2021. A financial instrument is classified as Level 3 in the fair value hierarchy when its fair value is estimated using significant unobservable inputs. The Company’s difficult-to-value
financial instruments consist of an equity investment and corporate bonds, which are measured using a present value model, which require a number of unobservable inputs.
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

/s/ KPMG
We have served as the Company’s auditor from 2017 to 2021
Buenos Aires, Argentina
April 26, 2023

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2022 AND 2021
(in thousands of Argentine pesos)

	Notes	December 31, 2022	December 31, 2021
ASSETS

CASH AND CASH EQUIVALENTS	4	296,196,991	425,189,092

FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS		32,592,746	20,680,550
Debt securities	5.1.	25,519,962	2,721,113
Derivatives	5.2.	2,268,201	5,486,313
Equity instruments	5.3.	4,804,583	12,473,124

FINANCIAL ASSETS AT AMORTIZED COST		865,699,467	1,099,944,204
Loans and advances to government sector		1,399	1,441
Loans and advances to Central Bank		9,034	—
Loans and advances to financial institutions	6.1.	4,231,777	8,201,090
Loans and advances to customers	6.2.	712,854,292	730,053,782
Reverse repurchase agreements	6.3.	52,473,208	267,612,482
Debt securities	6.4.	37,817,766	38,681,287
Other financial assets	6.5.	58,311,991	55,394,122

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		617,336,114	325,451,665
Debt securities	10.1.	617,275,646	325,381,377
Equity instruments	10.2.	60,468	70,288

INVESTMENT IN JOINT VENTURES AND ASSOCIATES	12	3,467,425	3,968,167

TANGIBLE ASSETS		115,841,914	104,645,398
Property and equipment	13.1.	96,104,394	99,191,276
Investment properties	13.2.	19,737,520	5,454,122

INTANGIBLE ASSETS	14	9,617,561	7,159,804

INCOME TAX ASSETS		1,558,871	7,291,464
Current		38,707	4,409,826
Deferred	11.1.	1,520,164	2,881,638

OTHER ASSETS	15	9,404,440	13,360,150

NON-CURRENT ASSETS HELD FOR SALE	16	225,079	588,486

TOTAL ASSETS		1,951,940,608	2,008,278,980

The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2022 AND 2021
(in thousands of Argentine pesos) (cont.)

	Notes	December 31, 2022	December 31, 2021
LIABILITIES

FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		334,340	612,069
Derivatives	17	334,340	612,069

FINANCIAL LIABILITIES AT AMORTIZED COST		1,452,316,974	1,523,651,349
Bank loans	18.1.	19,873,142	22,903,783
Deposits from government sector		9,680,134	25,857,759
Deposits from financial institutions		340,009	423,287
Deposits from customers	18.2.	1,303,800,085	1,353,508,964
Other financial liabilities	18.3.	118,432,421	119,977,796
Debt securities issued	19	191,183	979,760

PROVISIONS	20	8,669,445	10,933,970

INCOME TAX LIABILITIES		11,525,966	17,429,573
Current		7,248,079	690,092
Deferred	11.1.	4,277,887	16,739,481

OTHER LIABILITIES	21	117,692,475	138,112,236

TOTAL LIABILITIES		1,590,539,200	1,690,739,197

EQUITY
Share capital	22	612,710	612,710
Share premium		77,582,620	77,582,620
Inflation adjustment to share capital		55,995,859	55,995,859
Reserves		271,589,374	233,272,270
Accumulated loss		(46,005,088)	(66,529,276)
Accumulated other comprehensive income		(3,777,330)	10,331,517

Equity attributable to owners of the Bank		355,998,145	311,265,700
Non-controlling interests		5,403,263	6,274,083

TOTAL EQUITY		361,401,408	317,539,783

TOTAL LIABILITIES AND EQUITY		1,951,940,608	2,008,278,980

The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in thousands of Argentine pesos, except earnings per share)

	Notes	December 31, 2022	December 31, 2021	December 31, 2020
Interest income	24.1.	629,349,615	418,342,042	348,485,355
Interest expenses	24.2.	(290,531,288)	(178,058,577)	(121,937,317)

NET INTEREST INCOME		338,818,327	240,283,465	226,548,038

Fee and commission income	25	79,331,852	78,123,446	69,575,434
Fee and commission expense	26	(32,589,024)	(32,020,803)	(33,587,051)
Gains on financial assets and liabilities at fair value through profit or loss, net	27	14,902,060	7,836,507	33,045,686
Gains (Losses) on derecognition of financial assets not measured at fair value through profit or loss, net	28	289,948	(238,226)	(6,791,537)
Exchange differences, net	29	8,076,977	10,790,706	18,311,006
Other operating income	30	21,162,198	15,965,099	18,591,077
Other operating expenses	31	(61,720,617)	(52,784,224)	(45,838,980)

GROSS INCOME		368,271,721	267,955,970	279,853,673

Administration costs		(136,119,171)	(124,169,348)	(115,076,790)

Personnel benefits	32	(68,092,239)	(61,121,163)	(59,919,548)
Other administrative expenses	33	(68,026,932)	(63,048,185)	(55,157,242)
Depreciation and amortization	34	(10,973,223)	(10,872,882)	(11,954,961)
Impairment of financial assets		(31,673,263)	(24,880,294)	(34,885,539)
Loss on net monetary position	2.1.5.	(133,602,639)	(80,697,148)	(65,494,701)

NET OPERATING INCOME		55,903,425	27,336,298	52,441,682

Share of profit of equity accounted investees		(466,497)	(109,534)	783,786

PROFIT BEFORE TAX		55,436,928	27,226,764	53,225,468

Income tax benefit (expense)	11.2.	2,523,750	(9,002,525)	(23,622,164)

PROFIT FOR THE YEAR		57,960,678	18,224,239	29,603,304

Attributable to owners of the Bank		58,841,292	18,307,836	29,551,085
Attributable to non-controlling interest		(880,614)	(83,597)	52,219

EARNINGS PER SHARE

Basic earnings per share (in pesos)	3	96.0345	29.8801	48.2301
Diluted earnings per share (in pesos)	3	96.0345	29.8801	48.2301
The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in thousands of Argentine pesos)

	December 31, 2022	December 31, 2021	December 31, 2020
Profit for the year	57,960,678	18,224,239	29,603,304

Items that are or may be reclassified to profit or loss

Profit or loss for financial instruments at fair value through Other comprehensive income (FVOCI)
(Loss) Profit for the year for financial instruments at fair value through Other comprehensive income (FVOCI)	(13,229,567)	(1,903,795)	14,898,929
Adjustment for reclassifications for the year	(272,217)	208,433	6,791,532
Related income tax	(713,714)	(5,114,406)	(6,087,171)

	(14,215,498)	(6,809,768)	15,603,290

Share in Other Comprehensive income (OCI) from investees at equity method
Profit (Loss) for the year for the share in OCI from associates at equity-method	109,017	(6,940)	(281,363)

	109,017	(6,940)	(281,363)

Items that will not be reclassified to profit or loss
Fair value changes for equity instruments at fair value through other comprehensive income (FVOCI)
(Loss) Profit for the year for equity instruments at fair value through other comprehensive income (FVOCI)	(2,379)	4,293	(26,876)
Related income tax	—	—	5,271

	(2,379)	4,293	(21,605)

Other comprehensive (loss) income, net of tax	(14,108,860)	(6,812,415)	15,300,322

Total comprehensive income for the year	43,851,818	11,411,824	44,903,626

Total comprehensive (loss) income:
Attributable to owners of the Bank	44,732,445	11,495,421	44,851,410
Attributable to non-controlling interests	(880,627)	(83,597)	52,216
The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022
(in thousands of Argentine pesos)

				Other comprehensive income		Reserves
Transactions	Share capital	Share premium	Inflation adjustment to share capital	Fair value reserve	Share of OCI from associates and joint ventures	Legal reserve	Other reserves	Accumulated loss	Total equity attributable to owners of the Bank	Non- controlling interest	Total equity
Balances at December 31, 2021	612,710	77,582,620	55,995,859	10,439,627	(108,110)	88,309,706	144,962,564	(66,529,276)	311,265,700	6,274,083	317,539,783

Total comprehensive income for the year
- Profit (Loss) for the year	—	—	—	—	—	—	—	58,841,292	58,841,292	(880,614)	57,960,678
- Other comprehensive income for the year	—	—	—	(14,217,864)	109,017	—	—	—	(14,108,847)	(13)	(14,108,860)

Distribution of retained earnings as per the Shareholders’ Meeting held on April 29, 2022 (Note 41)
Legal reserve	—	—	—	—	—	7,663,421	—	(7,663,421)	—	—	—
Other reserves	—	—	—	—	—		30,653,683	(30,653,683)	—	—	—

											—
- Other net increases	—	—	—	—	—	—	—	—	—	9,807	9,807

Balances at December 31, 2022	612,710	77,582,620	55,995,859	(3,778,237)	907	95,973,127	175,616,247	(46,005,088)	355,998,145	5,403,263	361,401,408

The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021
(in thousands of Argentine pesos, except dividends per share)

				Other comprehensive income		Reserves
Transactions	Share capital	Share premium	Inflation adjustment to share capital	Fair value reserve	Share of OCI from associates and joint ventures	Legal reserve	Other reserves	Accumulated loss	Total equity attributable to owners of the Bank	Non- controlling interest	Total equity
Balances at December 31, 2020	612,710	77,582,620	55,995,859	17,249,395	(105,463)	88,309,706	262,152,674	(171,372,351)	330,425,150	6,357,680	336,782,830

Total comprehensive income for the year
- Profit (Loss) for the year	—	—	—	—	—	—	—	18,307,836	18,307,836	(83,597)	18,224,239
- Other comprehensive income for the year	—	—	—	(6,809,768)	(2,647)	—	—	—	(6,812,415)	—	(6,812,415)

Distribution of retained earnings as per the Shareholders’ Meeting held on April 20, 2021
Cash dividends (1)	—	—	—	—	—	—	(17,507,119)	—	(17,507,119)	—	(17,507,119)
Accumulated loss absorption	—	—	—	—	—	—	(86,535,239)	86,535,239	—	—	—

Distribution of retained earnings as per the Shareholders’ Meeting held on November 3, 2021
Cash dividends (2)	—	—	—	—	—	—	(13,147,752)	—	(13,147,752)	—	(13,147,752)

Balances at December 31, 2021	612,710	77,582,620	55,995,859	10,439,627	(108,110)	88,309,706	144,962,564	(66,529,276)	311,265,700	6,274,083	317,539,783

(1)	Dividends per share amounts to pesos 11.424653 (in nominal values)
(2)	Dividends per share amounts to pesos 10.608606 (in nominal values)

The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands of Argentine pesos, except dividends per share)

				Other comprehensive income		Reserves
Transactions	Share capital	Share premium	Inflation adjustment to share capital	Fair value reserve	Share of OCI from associates and joint ventures	Legal reserve	Other reserves	Accumulated loss	Total equity attributable to owners of the Bank	Non- controlling interest	Total equity
Balances at December 31, 2019	612,710	77,582,620	55,995,859	1,646,102	197,505	63,485,409	208,558,917	(76,801,953)	331,277,169	6,311,261	337,588,430

Total comprehensive income for the year
- Profit (Loss) for the year	—	—	—	—	—	—	—	29,551,085	29,551,085	52,219	29,603,304
- Other comprehensive income for the year	—	—	—	15,603,293	(302,968)	—	—	—	15,300,325	(3)	15,300,322

Distribution of retained earnings as per the Shareholders’ Meeting held on May 15, 2020
Legal reserve	—	—	—	—	—	24,824,297	—	(24,824,297)	—	—	—
Cash dividends (1)	—	—	—	—	—	—	(9,007,273)	—	(9,007,273)	—	(9,007,273)
Other Reserves	—	—	—	—	—	—	99,297,186	(99,297,186)	—	—	—
Distribution of retained earnings as per the Shareholders’ Meeting held on November 20, 2020

Cash dividends (2)	—	—	—	—	—	—	(36,696,156)	—	(36,696,156)	—	(36,696,156)
											—
Other net increases	—	—	—	—	—	—	—	—	—	(5,797)	(5,797)

Balances at December 31, 2020	612,710	77,582,620	55,995,859	17,249,395	(105,463)	88,309,706	262,152,674	(171,372,351)	330,425,150	6,357,680	336,782,830

(1)	Dividends per share amounts to pesos 4.080233 (in nominal values)
(2)	Dividends per share amounts to pesos 19.5851119 (in nominal values)

The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in thousands of Argentine pesos)

	December 31, 2022	December 31, 2021	December 31, 2020
Accounts
Cash flow from operating activities

Profit before tax	55,436,928	27,226,764	53,225,468

Adjustments	(83,390,871)	28,541,951	(83,878,457)
Depreciation and amortization	10,973,223	10,872,882	11,954,961
Net impairment loss of financial assets	31,673,263	24,880,294	34,885,539
Accrued interest	(339,871,098)	(242,154,064)	(234,860,648)
Exchange rate	(1,212,110)	44,868,750	(30,776,671)
Inflation effect on cash and cash equivalents balances	207,564,086	179,333,328	141,667,480
Gain on sale of Prisma Medios de Pagos S.A. (see Note 5.3.)	(500,304)	—	—
Put option - Prisma Medios de Pagos S.A.	—	2,302,454	(1,461,299)
Remeasurement - Prisma Medios de Pagos S.A.	—	2,889,935	(9,905,348)
Other adjustments	7,982,069	5,548,372	4,617,529

Net decreases in operating assets:	(110,569,171)	(31,198,476)	(406,709,307)
Financial assets at fair value through profit or loss (FVTPL)	(17,715,486)	7,038,303	18,293,100
Financial assets at amortized cost
Other financial assets	(2,990,991)	21,792,718	(17,963,448)
Loans and advances to financial institutions	3,771,960	(3,378,201)	10,165,038
Loans and advances to customers	(17,186,497)	55,181,169	(93,087,259)
Loans and advances to government sector	42	62	206
Loans and advances to central bank	(9,034)	—	—
Reverse repurchase agreements	214,270,712	(123,792,355)	(142,750,718)
Debt securities	863,521	(38,681,287)	—
Financial assets at fair value through other comprehensive income	(305,388,612)	47,950,371	(172,476,923)
Other assets	13,815,214	2,690,744	(8,889,303)

Net increases (decreases) in operating liabilities:	(104,031,689)	(50,947,820)	220,538,727
Financial liabilities at amortized cost
Deposits from financial institutions	(83,278)	(2,110,178)	1,819,272
Deposits from customers	(63,624,584)	(36,436,410)	225,825,008
Deposits from government sector	(16,109,968)	9,238,630	4,797,279
Repurchase agreements	804,233	(452,947)	973,323
Financial liabilities at FVTPL	(277,729)	57,263	(14,070,624)
Other financial liabilities	(24,740,363)	(21,244,178)	1,194,469

Income tax paid	(1,625,192)	(7,316,563)	(47,818,796)

Interest received	633,201,377	424,822,001	356,503,640
Interest paid	(276,000,276)	(172,709,636)	(121,674,882)

Total cash flows generated by/(used in) operating activities	113,021,106	218,418,221	(29,813,607)

The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in thousands of Argentine pesos) (cont.)

Accounts	December 31, 2022	December 31, 2021	December 31, 2020
Cash flows from investing activities

Payments:	(28,289,796)	(15,667,059)	(9,779,864)
Purchase of property and equipment, intangible assets and other assets	(16,410,002)	(15,667,059)	(9,253,718)
Other payments related to investment activities	(11,879,794)	—	(526,146)

Collections:	1,136,924	4,662,498	1,831,363
Dividends received	1,136,924	4,662,498	1,831,363

Total cash flows used in investing activities	(27,152,872)	(11,004,561)	(7,948,501)

Cash flows from financing activities

Payments:	(9,059,776)	(5,056,785)	(35,784,592)
Dividends	(2,576,985)	—	—
Debt security payments - Capital	(747,514)	(2,166,016)	(21,246,214)
Debt security payments - Interest	—	(161,949)	(11,496,917)
Payment of lease liabilities	(2,143,061)	(2,728,820)	(3,041,461)
Financing by local financial institutions	(3,592,216)	—	—

Collections:	551,417	—	5,986,031
Debt securities issued - Capital	—	—	5,986,031
Other collections related to financing activities	551,417	—	—

Total cash flows used in financing activities	(8,508,359)	(5,056,785)	(29,798,561)

Effect of exchange rate changes on cash and cash equivalents	1,212,110	(44,868,750)	30,776,671
Inflation effect on cash and cash equivalents	(207,564,086)	(179,333,328)	(141,667,480)

Total changes in cash and cash equivalents	(128,992,101)	(21,845,203)	(178,451,478)

Cash and cash equivalents at the beginning of the year (Note 4)	425,189,092	447,034,295	625,485,773

Cash and cash equivalents at the end of the year (Note 4)	296,196,991	425,189,092	447,034,295

The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)
1. General information
1.1. Information on Banco BBVA Argentina S.A.
Banco BBVA Argentina S.A. (hereinafter “BBVA Argentina”, the “Bank” or the “Entity”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 243 national branches.
Since December 1996, BBVA Argentina is controlled by Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, “BBVA Group” or the “controlling entity”), which directly and indirectly owned 66.55% of the share capital of the Bank as of December 31, 2022.
These Consolidated Financial Statements relate to the Bank and its subsidiaries (collectively, the “Group”). The Bank’s subsidiaries are detailed in Note 2.2.
Part of the Bank’s share capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock
Exch
ange and the Madrid Stock Exchange.
1.2. Evolution of the macroeconomic situation and the financial and capital systems
The Bank continues to operate in a complex economic context, signaled by the persistence of high inflation. This scenario is accompanied by volatile financial variables including, among others, a country risk indicator which has increased even after the renegotiation of sovereign debt with private creditors and the International Monetary Fund (“IMF”), as well as the imputed exchange rates impacting the outstanding public debt denominated in foreign currency.
In 2022, among other measures, modifications were introduced to the tax regime, including changes in income tax, withholdings linked to foreign trade and new specific regulations to enable access to the exchange market, both for individuals and legal entities.
At the same time, the public debt restructuring process continued, both under local and foreign legislation, including various voluntary swaps and agreements reached regarding debts with the IMF and the so-called
Paris Club, among others. In particular, during March 2023, it was established that some entities of the National Public Sector (excluding to the Argentine Central Bank): (a) must proceed to the sale or auction of their holdings of certain national government securities denominated and payable in US dollars under domestic legislation, and (b) must swap their holdings of certain national government securities under foreign legislation in exchange to the National Treasury for government securities payable in Argentine pesos.
Regarding the U.S. dollar price, since the end of 2019 the gap between the official U.S. dollar exchange rate (mainly used for foreign trade) and the alternative exchange rate arising from stock exchange transactions, had widened. As of the date of issuance of the accompanying financial statements the aforementioned gap is around 110%, likewise as of December 31, 2022 and 2021 were 90% and 83%, respectively.
Although as of the date of issuance of the accompanying financial statements volatility has decreased to a certain extent, the national and international macroeconomic context continues to generate a certain degree of uncertainty on the level of economic recovery globally, considering the war between Russia and Ukraine and the effect of the pandemic mentioned in note 1.3. Effects of the coronavirus outbreak
(Covid-19).
In view of the above, the Entity’s Management permanently monitors the evolution of the aforementioned situations in the international and local markets, in order to determine the possible actions to be taken and to identify possible impacts on its equity and financial position, which may require disclosure in the financial statements of future periods.
1.3. Effects of the coronavirus outbreak
(Covid-19)
At the beginning of March 2020, the World Health Organization declared the coronavirus outbreak
(COVID-19)
as a pandemic. The public health emergency situation spread almost worldwide and the different countries took various measures to cope with it. This situation and the measures taken have significantly affected international economic activity with several impacts in the different countries and business sectors.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

In Argentina in particular, along with health protection regulations, tax and financial measures were adopted to mitigate the impact of the pandemic on the economy, including public measures of direct financial assistance for part of the population, as well as the enactment of tax resolutions for both individuals and companies.
The Entity’s Management monitors the development of the situation on an ongoing basis in order to define the actions to be taken and identify its potential impact on its financial position.
As of the date of these financial statements, the above-described events have not had a material impact on the Entity’s financial position, results of operations and/or cash flows. Management believes that no material impacts will occur in the future if activity remains, at least, at current levels.
2. Basis for the presentation of the consolidated financial statements and applicable accounting standard
2.1. Basis for preparation
2.1.1. Applicable accounting standards
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”).
These consolidated financial statements were approved by the Board of Directors of Banco BBVA Argentina S.A. on April 26, 2023.
2.1.2. Figures stated in thousands of pesos
Amounts in these consolidated financial statements are presented in thousands of Argentine pesos in terms of purchasing power as of December 31, 2022 and are rounded to the nearest amount in thousands of pesos.
2.1.3. Presentation of Statement of Financial Position
The Entity presents its Statement of Financial Position in order of liquidity.
Financial assets and financial liabilities are generally reported in gross figures in the Statement of Financial Position. They are offset and reported on a net basis only if there is a legal and unconditional right to offset them and Management has the intention to settle them on a net basis or to realize assets and settle liabilities simultaneously.
These consolidated financial statements were prepared on historical cost basis, except for certain financial instruments which were valued at Fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. In addition, assets and liabilities of derivatives were valued at Fair Value through profit or loss.
2.1.4. Comparative information
The Statement of Financial Position as of December 31, 2022 is comparatively presented with data as of prior year-end,
while the Statements of Profit or Loss, Comprehensive Income, Changes in Equity, and Cash Flows, are comparatively presented with data for the years ended December 31, 2021 and 2020.
The figures of comparative information have been restated in order to consider the changes in the general purchasing power of the currency and, as a result, are stated in the measuring unit current as of the end of the reporting period (see “Measuring unit” below).

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

2.1.5. Measuring unit
These consolidated financial statements as of and for the year ended December 31, 2022 have been restated to be expressed in terms of the measuring unit current as of that date, as set forth in IAS 29.
According to IFRS, the restatement of financial statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 “Financial Reporting in Hyperinflationary Economies” establishes (i) certain non-exclusive
qualitative indicators consisting of analyzing general population behavior, prices, interest rates and salaries in view of the evolution of price indexes and the loss of purchasing power of the currency, and (ii) as a quantitative characteristic, which is the most considered condition in practice, to test whether the cumulative inflation rate in three years approaches or exceeds 100%.
Due to several macroeconomic factors, three-year inflation was above this figure, while the national government’s targets and other available projections indicate that this trend will not be reversed in the short term. The Argentine economy is considered to be hyperinflationary as from July 1, 2018.
Such restatement should be made as if the economy had always been hyperinflationary, using a general price index that reflects the changes in the purchasing power of the currency. In order to make such restatement, a series of indexes are prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), which combine the domestic consumer price index (CPI) published by the National Institute of Statistics and Census (INDEC, as per its Spanish acronym) as from January 2017 (base month: December 2016) with the domestic wholesale price index (IPIM, as per its Spanish acronym) published by INDEC until such date, computing for November and December 2015, for which the INDEC did not published any information on the variation of the IPIM, the variation of the CPI in the City of Buenos Aires.
Considering the index referred above, inflation for the fiscal years ended December 31, 2022, 2021 and 2020 was 94.79%, 50.94% and 36.14%, respectively.
Below is a description of the main impacts of applying IAS 29 and the restatement process of financial statements:

a)	Description of the main aspects of the statement of financial position restatement process :

i.
Monetary items (those with a fixed nominal value in local currency) are not restated, as they are already expressed in the measuring unit current as of the end of the reporting period. In an inflationary period, holding monetary assets generates a loss of purchasing power and holding monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that offsets these effects to some extent. Gain or loss on net monetary position is included in profit (loss) for the reporting period.

ii.	Assets and liabilities subject to adjustments pursuant to specific agreements are adjusted according to such agreements.

iii.
Non-monetary
items measured at their current values at the end of the reporting period are not restated for their presentation in the statement of financial position, but the adjustment process must be completed in order to determine in terms of constant measuring unit, the gain or loss generated for holding those non-monetary
items.

iv.
Non-monetary
items measured at historical cost or at a current value as of a date prior to the end of the reporting period are restated at indexes that reflect the variation occurred in the general price index level as from the date of acquisition or restatement until the closing date, and then the restated amounts of said assets are compared with the relevant recoverable values. Profit (loss) for the period from depreciation of property and equipment and amortization of intangible assets, as well as any other consumption of non-monetary
assets are determined on the basis of the new restated amounts.

v.
The restatement of
non-monetary
assets in terms of a measuring unit current at the end of the reporting period without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred tax liabilities, whose balancing entry is recognized in profit or loss for the period.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

b)	Description of the main aspects of the statements of profit and loss and other comprehensive income restatement process :

i.
Expenses and income are restated as from the date of their booking, except for those profit or loss items that reflect or include in their determination the consumption of assets in purchasing power currency of a date prior to the booking of the consumption, which are restated taking as basis the date of origination of the asset with which the item is related; and also except for income or loss arising from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison again, but with the amounts already restated.

ii.	Gain or loss on net monetary position will be classified according to the item that originated it, and is presented in a separate line reflecting the effect of inflation on monetary items.

c)	Description of the main aspects of the statement of changes in shareholders’ equity restatement process:

i.	As of the transition date, the Entity has applied the following procedures:

a)	Equity items, except for those stated below, are restated as from the date on which they were subscribed for or paid-in.

b)	Reserves, including the reserve for first time application of IFRS, were maintained at their nominal value as of the transition date (non-restated legal amount).

c)
Restated unappropriated retained earnings are determined according to the difference between restated net assets as of the transition date and the rest of the components of initial equity restated as described above.

d)	Balances of other accumulated comprehensive income were restated as of the transition date.

ii.
After the restatement as of the transition date stated in (i) above, all the shareholders’ equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the date of contribution or from the moment such variation occurred by other means, restating the balances of other accumulated comprehensive income according to the items that give rise to it.

d)	Description of the main aspects of the statement of cash flows restatement process:

i.	All items are restated in terms of the measuring unit current as of the end of the reporting period.

ii.
Monetary gain or loss on the components of cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities, in a separate line and independent from them, under “Gain/loss on net monetary position of cash and cash equivalents”.

2.2. Basis for consolidation
The consolidated financial statements comprise the Entity’s and its subsidiaries’ financial statements (the “Group”) as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020.
Subsidiaries are all entities controlled by the Bank. The Bank controls an entity when it is exposed to, or has rights to, variable returns from its continued involvement with the entity and has the ability to manage the operating and financial policies of that entity, in order to affect those returns.
This is generally observed in the case of an ownership interest representing more than 50% of the voting shares of an entity.
However, under particular circumstances, the Entity may exercise control with an ownership interest below 50% or may not exercise control even with an ownership interest above 50% in the voting shares of an investee.
When assessing if
the
Entity has control over an investee and therefore, whether it controls the variability of its returns, the Entity considers all the relevant events and circumstances, including:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

•	The purpose and design of the investee.

•	The relevant activities, the decision-making process on these activities and whether the Entity and its subsidiaries can manage those activities.

•	Contractual agreements such as call options, put options and settlement rights.

•	If the Entity and its subsidiaries are exposed to, or entitled to, variable returns arising from their interest in the investee, and are empowered to affect their variability.
Subsidiaries are fully consolidated as from the date on which effective control thereof is transferred to the Entity and they are no longer consolidated as from the date on which such control ceases. These consolidated financial statements include the Entity’s and its subsidiaries’ assets, liabilities, profit or loss and each component of other comprehensive income. Transactions among consolidated entities are fully eliminated.
Any change in the ownership interest in a subsidiary, without loss of control, is booked as an equity transaction. Conversely, if the Entity loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling
interest and other equity components, while any resulting gain or loss is recognized in profit or loss, and any retained investment is recognized at fair value at the date of the loss of control.
The financial statements of subsidiaries have been prepared as of the same date and for the same accounting periods as those of the Entity, using accounting policies consistent with those applied by the Entity. If necessary, relevant adjustments are made to the financial statements of subsidiaries so that the accounting policies used by the Group are uniform.
The Entity and its subsidiaries consider the Argentine peso as their functional and presentation currency.
Besides,
non-controlling
interests represent the
por
tion of profit or loss and shareholders’ equity that does not belong, either directly or indirectly, to the Entity.
Non-controlling
interests are exposed in these financial statements in a separate line in the Statements of Financial Position, of Profit or Loss, Comprehensive Income and Changes in Equity.
As of December 31, 2022, and 2021 and for the years ended December 31, 2022, 2021 and 2020, the Entity has consolidated its financial statements with the financial statements of the following companies:

Subsidiaries	Registered Office	Province	Country	Main Business Activity
Volkswagen Financial Services Cía. Financiera S.A.	Av. Córdoba 111	City of Buenos Aires	Argentina	Financing
PSA Finance Arg. Cía. Financiera S.A.	Carlos María Della Paolera 265, piso 22	City of Buenos Aires	Argentina	Financing
Consolidar Ad mini stradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (1)	Av. Córdoba 111, piso 22	City of Buenos Aires	Argentina	Retirement and Pension Fund Manager
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Av. Córdoba 111, piso 30	City of Buenos Aires	Argentina	Mutual Funds Management

(1)
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (“Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”): a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law 26,425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you
go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, the Entity’s interest in its consolidated companies was as follows:

Subsidiaries	Shares		Interest held by the Entity		Non-controlling Interests
	Type	Number	% of Total Shares	% of Total Votes	% of Total Share s	% of Total Votes
Volkswagen Financial Services Cía. Financiera S.A.	Common	897,000,000	51.00%	51.00%	49.00%	49.00%
PSA Finance Arg. Cía. Financiera S.A. (1)	Common	52,178	50.00%	50.00%	50.00%	50.00%
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.(undergoing liquidation proceedings)	Common	115,738,503	53.89%	53.89%	46.11%	46.11%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Common	242,524	100.00%	100.00%	0.00%	0.00%

(1)
According to the Shareholders’ Agreement, the Bank controls the entity because it is exposed, or has rights, to variable returns from its continued involvement with the entity and has the ability to direct the relevant activities in order to affect those returns, such as financial and risk management activities, among others.

The

Board of Directors of the Entity considers that there are no other companies or structured entities that should be included in the consolidated financial statements as of and for the year ended December 31, 2022.
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
Investment funds
A subsidiary of the Bank acts as fund manager to 16 of investment funds. The amount of total equity under management accrued as of December 31, 2022 amounts to 433,901,265. Determining whether the Bank controls such an investment fund usually focuses on the assessment of the aggregate economic interests of the Bank in the fund (comprising any carried interests and expected management fees) and considers that investors have no right to remove the fund manager without cause. The Bank has concluded that it does not have control over any of these investment funds.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

2.3. Significant accounting policies
2.3.1. Going concern
The Entity’s Management conducted an assessment of its ability to continue as a going concern and concluded that it has the resources to continue in business for the foreseeable future. Furthermore, Management is not aware of any material uncertainties that could call into question the Entity’s ability to continue as a going concern. Therefore, these consolidated financial statements were prepared on a going concern basis.
2.3.2. Foreign currency
Transactions in foreign currencies are translated into the respective functional currency of the Bank at the spot exchange rates published by Argentine Central Bank (the “Central Bank” or “ BCRA”) at the date of the transactions.
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
2.3.3. Cash and cash equivalents
Cash and cash equivalents includes cash, bank deposits, balances with no restrictions kept with the BCRA and on-demand
accounts held at domestic and foreign financial institutions that are subject to an insignificant risk of changes in their fair value which are used by the Bank in the management of its short-term commitments.
Cash and cash equivalents are carried at amortised cost in the Consolidated Statement of Financial Position.
2.3.4. Financial assets and liabilities

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
However, if the Group determines that the fair value at initial recognition is different than the consideration received or paid, when the fair value is classified as Level 1 or 2, the financial instrument is initially recognized at fair value and the difference is recognized in profit or loss. If the fair value at initial recognition is classified as Level 3, the difference between the fair value and the consideration is deferred. The Bank shall recognize that deferred profit or loss only to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the asset or liability.

b)	Classification of financial assets
On initial recognition, financial assets are classified as measured at amortized cost, fair value through Other Comprehensive Income (FVOCI) or fair value through profit or loss (FVTPL).
A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

•	The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.
A financial asset is measured at FVOCI only if it meets both of the following conditions and is not designated as at FVTPL:

•	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	The contractual terms of the financial asset give rise to cash flows that are SPPI on the principal amount outstanding.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

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
The Group recognizes sales of financial instruments with the commitment of non-optional repurchase at a certain price (repos) as a financing received in the line “Repo transactions” in the Consolidated Statement of Financial Position. The difference between the purchase and sale prices of those instruments is recorded as interest accrued during the term of the transactions using the effective interest method and is accounted for in the line “Interest expenses” in the Consolidated Statement of Profit or Loss.

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
If the cash flows are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this case, the original financial asset is derecognised and a new financial asset is recognised at fair value plus any eligible transaction costs. Any fees received as part of the modification are accounted for as follows:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

•	Fees that are considered in determining the fair value of the new asset and fees that represent reimbursement of eligible transaction costs are included in the initial measurement of the asset; and

•	Other fees are included in profit or loss as part of the gain or loss on derecognition.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

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
The Bank estimates that the abovementioned amendment resulted in an 1,564,189 increase in impaired financial assets. Concerning expected credit losses, the impact of this change is not deemed significant, since most affected transactions were previously classified as Stage 2 and, therefore, their credit risk hedge already included expected credit losses during the transaction lifetime.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

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
The scope for individual analysis is defined with the following criteria to analyze all clients with at least an asset in default and with total risk above the local threshold (12,000) or with at least an asset on the Watch List (WL) with total risk above the local threshold (32,000), meaning:
a) Stage 3 and Total Risk > 12,000;
b) Stage 2, WL and Total Risk > 32,000.
Threshold for Defaulted exposure
: The threshold is established in such a way that the clients with total risk above this threshold are assessed individually for at least 40% of the total risk of the defaulted wholesale portfolio.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

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
The approach used by the Group consists of using first the most probable scenario (baseline scenario) consistent with that used in the Group’s internal management processes, and then applying an additional adjustment, calculated by considering the weighted average of expected losses in other economic scenarios (one more positive and the other more negative). This adjustment is applied every three months and the macro model is calibrated at least once a year. The main macroeconomic variable in each of the scenarios is Gross Domestic Product (“GDP”).
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

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
Recoveries of amounts previously written off are included in ‘impairment of financial assets’ in the Consolidated Statement of Profit or Loss.
Financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.
2.3.5. Investments in joint ventures and associates
An associate is an entity over which the Group has a significant influence but not control over its financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.
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
2.3.6. Property and equipment
Property and equipment items are measured at cost, net of accumulated depreciation and accumulated impairment losses, if any.
The cost includes the spot purchase price and expenses directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating as intended by Management.
At the transition date to IFRS on January 1, 2017 the Group considered as the deemed cost of its real estate the fair value at that date determined through technical appraisals.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

The estimated useful lives of significant items of property and equipment are as follows:

•	Buildings: as informed in the technical appraisal corresponding to each one.

•	Furniture and facilities: 10 years.

•	Equipment: 3-5 years.

•	Automobiles: 5 years.
Depreciation methods and useful lives are reviewed at each reporting date and adjusted prospectively, if necessary. As a non-monetary asset, this item is
adjusted for inflation.
2.3.7. Investment properties
Investment properties are measured at cost, net of accumulated depreciation and accumulated impairment losses, if any.
The cost includes the spot purchase price and expenses directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating as intended by Management.
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
Depreciation methods and useful lives are reviewed at each reporting date and adjusted prospectively, if necessary. As a non-monetary asset, this item is
adjusted for inflation.
2.3.8. Leases
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
As of December 31, 2022, the Entity had not entered into agreements related to variable lease payments. As of such date, there were no leases that had not yet commenced, pursuant to which the Entity had undertaken commitments, and which enter into force in subsequent years.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

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
2.3.9. Intangible assets
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
Amortization methods and the estimated useful lives are reviewed at each reporting date and adjusted prospectively, if necessary. As a non-monetary asset, this item is
adjusted for inflation.
2.3.10. Other assets
Foreclosed assets are measured at the lower of the fair value on the date on which the Group receives the ownership of the asset, and the fair value less cost of disposal at the reporting date.
2.3.11.
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
2.3.12. Impairment of
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

2.3.13. Provisions
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
2.3.14. Employee benefits

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
2.3.15. Share capital and Inflation adjustment to share capital
The “Share capital” account is presented at its nominal value, in accordance with current regulations, and the difference with its restated amount is presented in the complementary account “Inflation adjustment to share capital”.
Transaction costs directly attributable to the issuance of ordinary shares are recognized as a reduction of the contributions received, net of the related income tax.
2.3.16. Interest income and expenses
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

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
2.3.17. Fee and commission income / expenses
This item contains income from commissions resulting from transactions with customers, mainly related to maintenance and administration fees on current and saving accounts, credit cards, securities custody and foreign exchange transactions.
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
As of December 31, 2020, the Bank had a customer loyalty program in place consisting in the accumulation of Latam Airlines miles for Premium and Premium Word customers through credit card consumptions that can be exchanged for air tickets, catalog products or hotel accommodation. This program was a separable performance obligation in the contract with the customer. The Bank concluded that it was acting as an agent in relation to the airline miles and consequently, the allocated transaction price consists only of the commission net of the amounts paid to the principal (Latam Airlines).
Commission expenses are recognized in profit or loss when the related service is received.
2.3.18. Current and deferred income tax
Income tax expense includes the current income tax and the deferred income tax and is recognized in profit or loss, except to the extent it relates to an item recognized in OCI or directly in equity.

a)	Current taxes
The current amount of tax payable (or to be recovered) is the best estimate of the amount that is expected to be paid (or to be recovered) measured at the applicable tax rate enacted or substantially enacted at the reporting date.

b)	Deferred tax
Deferred income tax recognizes the tax effect of temporary differences between the carrying amounts of the assets and liabilities and the related tax bases used for tax purposes.
Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that does not affect accounting nor taxable profit or loss.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

•	Temporary differences related to an investment in subsidiaries to the extent that is probable that it will not reverse in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.
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
2.3.19. Segment reporting
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
2.3.20. Offsetting
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
2.3.21. Customer Loyalty Program
The loyalty program offered by the Bank consists in accumulating points generated by purchases made with the credit cards, which can be exchanged by any reward available in the program platform.
The Bank concluded that the rewards to be granted originate a separate performance obligation. Therefore, at the end of each fiscal year, the Bank recognized a provision for the rewards to be granted in “Other liabilities”.
2.4. Accounting judgments, estimates and assumptions
The preparation of the consolidated financial statements in accordance with IFRS requires the preparation and consideration, by the Entity’s and its subsidiaries’ Management, of significant accounting judgments, estimates and assumptions that impact in the reported balances of assets and liabilities, income and expenses, as well as in the determination and disclosure of contingent assets and liabilities as of the end of the reporting period.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

The entries made are based on the best estimate of the probability of occurrence of different future events. In this sense, the uncertainties associated with the estimates and assumptions adopted may result in the future in final results that would differ from such estimates and require significant adjustments to the reported balances of the assets and liabilities affected. Accounting judgments, estimates and assumptions are reviewed on an ongoing basis and their effects are recognized prospectively.
The underlying estimates and assumptions are continuously under review.
2.4.1. Judgments
Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is described in the following notes:

•	Note 2.2. – “Basis for consolidation”

•	Note 2.3.4.b) – “Financial assets and liabilities - Classification of financial assets”

•	Note 2.3.4.g) – “Financial assets and liabilities - Impairment of financial assets”

•	Note 2.3.8. – “Leases”
2.4.2. Assumptions and estimation uncertainties
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in these consolidated financial statements within the next financial year is included in the following notes:

•
Note 7 – “Measurement of Expected Credit Losses (ECL)” regarding impairment of financial assets: establishing the criteria for determining whether credit risk on a financial asset has increased significantly since initial recognition, determining the methodology for incorporating forward-looking information into the measurement of ECL and selection and approval of models used to measure ECL.

•	Note 11 – “Income tax”, regarding availability of future taxable profit against which deferred tax assets may be realized and the effect of the final resolution of uncertain tax positions.

•	Note 20 – “Provisions”, regarding the likelihood, timing and amount of outflow of resources.

•	Note 36 b.3) – “Valuation techniques for Levels 2 and 3”, regarding measurement of the fair value of financial instruments with observable and unobservable inputs, respectively.
2.4.3. Fair value measurement
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
Fair values are categorized into different levels in the fair value hierarchy based on the input data used in the measurement techniques, as follows:

•	Level 1: quoted prices in active markets (unadjusted) for identical assets or liabilities.

•	Level 2: fair value estimated with observable market inputs.

•	Level 3: inputs that are unobservable.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

The Group recognizes tran
sfers b
etween levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.
2.5. New pronouncements
The standards and interpretations applicable to the Entity, issued but ineffective as of the date of these consolidated financial statements are exposed below. The Entity will adopt these standards, if applicable, when they are effective:

a)	Amendments to IAS 1: classification of liabilities as current and non-current
The IASB published amendments to paragraphs 69 and 76 of IAS 1 to specify the requirements to classify liabilities as current and non-current.
Such amendments clarify certain matters related to the right to differ the settlement of liabilities and the classification of embedded derivatives. Furthermore, it clarifies that in cases where a conversion option is classified as a liability or part of a liability, the transfer of equity instruments would constitute settlement of the liability for the purpose of classifying it as current or non-current.
These amendments will be effective for fiscal years starting on or after January 1, 2023. The Entity does not expect that those amendments will have significant impact on the financial statements.

b)	Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosures of accounting policies
These amendments require that an entity discloses its material accounting policies instead of its significant accounting policies. In addition, within the amendments some explanations were included on how an entity may identify a material accounting policy together with some examples of when an accounting policy may be material. To that effect, a guidance with explanations and examples called “the
4-step
materiality process” described in Practice Statement 2 was developed. This standard will be effective from January 1, 2023. The Entity does not expect that this amendment will have a significant impact on the financial statements.

c)	Amendment to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”—Definition of accounting estimates
These amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and correction of errors. They also clarify how an entity uses valuation techniques and input data to develop accounting estimates. The amendment to this standard clarifies that the effect on an accounting estimate due to a change in an input or a change in a valuation technique are changes to accounting estimates if they do not result from the correction of prior period errors. The preceding definition of changes in accounting estimates specified that these changes may result from new information or new developments. Therefore, these changes are not corrections of errors. This standard will be effective as from January 1, 2023. The Entity does not expect that those amendments will have a significant impact on the financial statements.

d)	IFRS 17 Insurance Contracts
In May 2017, the IASB issued IFRS 17 “Insurance Contracts” (IFRS 17), a new comprehensive accounting standard for insurance contracts that covers the recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4. IFRS 17 is applicable to all kinds of insurance contracts (i.e. life, non-life,
direct insurance and reinsurance), notwithstanding the kind of entity that issues them. In June 2020, the IASB issued amendments to IFRS 17. These amendments included to change the effective date to 2023. This standard is not applicable to the Entity.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

e)	Amendment to IAS 12 “Income Tax” - Deferred tax related to assets and liabilities arising from a single transaction
The IASB issued
amendments
that narrow the scope of the initial recognition exception under IAS 12, so that it is no longer applicable to transactions that give rise to equal taxable and deductible temporary differences. The amendments also clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the financial statements (and interest expense) or to the related asset component (and interest expense). This judgement is important in determining whether any temporary differences exist on initial recognition of assets and liabilities. This standard will be effective as from January 1, 2023. The Entity does not expect that those amendments will have a significant impact on the financial statements.

f)	Amendm ent to IFRS 16 – Lease liabilities in a sale with leaseback
In September 2022, the IASB issued amendments to IFRS 16, specifically on the requirements that a lessee-seller uses to measure the lease liability arising in a sale-leaseback transaction, to ensure that the lessee-seller does not recognize any amount of gain or loss that relates to the right of use. The application of these requirements will not prevent the seller-lessee from recognizing any gain or loss related to the partial or total termination of a lease. The amendment does not prescribe specific measurement requirements for lease liabilities that arise from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in the seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments. The seller-lessee must develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. These amendments are effective as of January 1, 2024. The Entity does not expect that those amendments will have a significant impact on the financial statements.
3. Earnings per share
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
The calculation of the earnings per share is detailed below:

Accounts	December 31, 2022	December 31, 2021	December 31, 2020
Numerator:
Profit attributable to owners of the Bank	58,841,292	18,307,836	29,551,085
Profit attributable to owners of the Bank adjusted to reflect the effect of dilution	58,841,292	18,307,836	29,551,085
Denominator:
Weighted average of outstanding ordinary shares for the year	612,710,079	612,710,079	612,710,079
Weighted average of outstanding ordinary shares for the year adjusted to reflect the effect of dilution	612,710,079	612,710,079	612,710,079
Basic earnings per share (in pesos) (1)	96.0345	29.8801	48.2301
Diluted earnings per share (in pesos) (1)	96.0345	29.8801	48.2301

(1)	Since BBVA Argentina has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

4. Cash and cash equivalents

	December 31, 2022	December 31, 2021

BCRA - Unrestricted current account	161,414,645	276,574,172
Cash	117,455,922	144,641,271
Balances with other local and foreign institutions	17,421,747	4,105,394
Allowances for ECL	(95,323)	(131,745)

TOTAL	296,196,991	425,189,092

5. Financial assets at fair value through profit or loss
5.1. Debt securities

	December 31, 2022	December 31, 2021

BCRA Liquidity Bills (1)	14,615,430	—
Government securities	10,904,532	2,719,594
Private securities - Corporate bonds	—	1,519

TOTAL	25,519,962	2,721,113

(1)	Due 01-12-2023
5.2. Derivatives
The Group uses derivatives, not designated in a qualifying hedge relationship, to manage its exposure to foreign currency and interest rate risks. The instruments used include interest rate swaps and forward contracts (net settled in pesos) and options.

	December 31, 2022	December 31, 2021

Foreign Currency Forwards	2,189,239	5,480,278
Put Options (2)	49,182	—
Interest Rate Swaps	29,780	6,035

TOTAL	2,268,201	5,486,313

(2)	The Entity subscribed options according to Communication “A” 7546 issued by the B.C.R.A. The notional amounts of put options are 4,685,000 as of December 31, 2022.
The notional amounts of foreign currency forward transactions, stated in U.S. Dollars (US$) and in Euros, as the case may be, as well as the notional amounts of interest rate swaps are reported below:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

	December 31, 2022	December 31, 2021

Foreign Currency Forwards
Foreign currency forward purchases - US$	1,165,119	1,189,085
Foreign currency forward sales - US$	1,217,856	1,129,832
Foreign currency forward sales - Euros	1,825	11,432
Interest rate swaps
Fixed rate for floating rate (1)	1,500,000	180,000

(1)	De fin itions :
Floating rate: BADLAR (Buenos Aires Deposits of Large Amount Rate), is the interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.
5.3. Equity instruments

	December 31, 2022	December 31, 2021

Investment Funds	3,926,704	3,710,885
BYMA - Bolsas y Mercados Argentinos S.A.	559,360	506,462
Banco de Valores de Buenos Aires S.A.	318,519	242,151
Prisma Medios de Pago S.A. (1)	—	8,013,626

TOTAL	4,804,583	12,473,124

(1)
On October 1, 2021, the Bank, toge
ther
with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$
40,038,121.84.
Such amount was paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10%, both within a term of six years.
6. Financial assets at amortized cost
6.1. Loans and advances to financial institutions

	December 31, 2022	December 31, 2021

Loans and advances to financial institutions	4,464,832	8,282,236
Allowances for ECL	(233,055)	(81,146)

TOTAL	4,231,777	8,201,090

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

6.2. Loans and advances to customers

	December 31, 2022	December 31, 2021

Credit Cards	274,537,256	306,094,971
Consumer loans	71,324,186	79,769,338
Overdrafts	62,947,418	43,883,358
Commercial papers	58,508,686	56,750,248
Notes	58,203,908	39,743,482
Real estate mortgage	38,509,996	44,624,959
Loans for the prefinancing and financing of exports	25,073,189	25,990,486
Pledge loans	24,708,033	31,832,424
Receivables from financial leases	6,388,015	5,673,027
Loans to employees	4,822,005	5,681,248
Other financing	108,488,268	116,611,613

Allowances for ECL	(20,656,668)	(26,601,372)

TOTAL	712,854,292	730,053,782

Loans by Economic Activity
The table below analyzes our loan portfolio (broken down by performing and non-performing)
according to the borrowers’ main economic activity as of December 31, 2022 and 2021. Where appropriate, loans to individuals are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses.

	December 31, 2022
	Loan portfolio
	Performing	%	Non-performing	%	Total

	(in thousands of pesos, except percentages)
Agricultural and livestock	33,667,216	4.64%	196,848	1.56%	33,864,064
Construction	5,028,895	0.69%	196,285	1.56%	5,225,180
Consumer	380,678,024	52.48%	9,678,386	76.93%	390,356,410
Electricity, oil, water and sanitary services	1,064,451	0.15%	994	0.01%	1,065,445
Financial sector	4,464,832	0.62%	—	0.00%	4,464,832
Government services	1,399	0.00%	—	0.00%	1,399
Central Bank	9,034	0.00%	—	0.00%	9,034
Mining products	24,932,316	3.44%	1,011,509	8.04%	25,943,825
Other manufacturing	77,354,512	10.66%	166,478	1.32%	77,520,990
Services	7,605,892	1.05%	29,089	0.23%	7,634,981
Transport	11,832,443	1.63%	50,539	0.40%	11,882,982
Wholesale and retail trade	51,357,690	7.08%	78,089	0.62%	51,435,779
Others	127,408,729	17.56%	1,172,575	9.33%	128,581,304

	725,405,433	100.00%	12,580,792	100.00%	737,986,225

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

	December 31, 2021
	Loan portfolio
	Performing	%	Non-performing	%	Total

	(in thousands of pesos, except percentages)
Agricultural and livestock	31,648,639	4.24%	273,221	1.46%	31,921,860
Construction	4,257,310	0.57%	466,471	2.49%	4,723,781
Consumer	427,659,370	57.31%	8,402,172	44.84%	436,061,542
Electricity, oil, water and sanitary services	338,998	0.05%	95	0.00%	339,093
Financial sector	8,282,236	1.11%	—	0.00%	8,282,236
Government services	1,441	0.00%	—	0.00%	1,441
Mining products	26,022,761	3.49%	3,400,682	18.15%	29,423,443
Other manufacturing	83,177,092	11.15%	942,984	5.03%	84,120,076
Services	5,798,681	0.78%	20,251	0.11%	5,818,932
Transport	7,906,925	1.06%	60,497	0.32%	7,967,422
Wholesale and retail trade	54,855,060	7.35%	514,994	2.75%	55,370,054
Others	96,250,917	12.89%	4,658,034	24.85%	100,908,951

	746,199,430	100.00%	18,739,401	100.00%	764,938,831
The Group holds loans and other financing within a business model whose objective is collecting contractual cash flows.
Receivables from financial leases
The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment.
The following table shows the total gross investment of the finance leases (leasing) and the present value of the minimum collections to be received thereunder:

	December 31, 2022		December 31, 2021
	Total investment	Present value of minimum lease collections	Total investment	Present value of minimum lease collections

Term
Up to 1 year	3,282,675	1,388,031	2,778,486	1,564,448
From 1 to 5 years	8,034,030	4,999,984	5,872,428	4,108,579

TOTAL	11,316,705	6,388,015	8,650,914	5,673,027

Principal		6,211,711		5,497,098
Interest accrued		176,304		175,929

TOTAL		6,388,015		5,673,027

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

6.3. Reverse repurchase agreements

	December 31, 2022	December 31, 2021

BCRA repos	52,564,802	267,934,977
Allowances for ECL	(91,594)	(322,495)

TOTAL	52,473,208	267,612,482

The fair value of financial assets accepted as collateral that the Group was permitted to sell or repledge in the absence of default was 58,592,720 as of December 31, 2022 and 299,260,885 as of December 31, 2021.
6.4. Debt securities

	December 31, 2022	December 31, 2021

Government securities	44,527,097	43,956,008
Allowances for ECL	(6,709,331)	(5,274,721)

TOTAL	37,817,766	38,681,287

6.5. Other financial assets

	December 31, 2022	December 31, 2021

Financial assets pledged as collateral	29,495,681	30,517,448
Other receivables	24,561,762	19,945,116
Receivable from financial institution for spot transactions pending settlement	4,569,015	5,092,137
Receivable from non-financial institution for spot transactions pending settlement	87,780	15,775
Others	59,788	384,759
Allowances for ECL	(462,035)	(561,113)

TOTAL	58,311,991	55,394,122

7. Measurement of Expected Credit Losses (ECL)
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

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
Only a single specific indicator can be used for each of the two variables and only key macroeconomic indicators should be chosen as the first option: a) the use of Real GDP Growth can be perceived as the only sufficient “factor” necessary to capture the influence of the entire macroeconomic scenario possibly relevant to internal PD; or b) the use of the most representative short-term interest rate or the exchange rate expressed in real terms.
Real GDP growth is preferred over any other indicator, not only because it is the most comprehensive indicator of income and economic activity, but also because it is the central variable in macroeconomic scenario generation.
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
It is important to note that in general, the effect of the adjustment for the application of multiple scenarios is expected to increase the ECL. It is possible to obtain an adjustment that does not have that effect whenever the correlation between macroeconomic scenarios and losses is linear; however, it is not expected that it will reduce the ECL.
COVID-19
Impact
During the pandemic-related lockdown, the BCRA and the government issued several communications and decrees, pursuant to which customers within the portfolio of non-card
customers were allowed to defer their unpaid installments until April 2020, maturing at the end of the loan. The measure ceased in March 2021, so no further deferrals are applied.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

The table below summarizes the UVA (“Unidad de Valor Adquisitivo”, in
Spanish
) indexed loan portfolio affected by the afore
m
entioned measure and the related impact on contractual cash flows:

	Balance as December 31, 2022	Loss from changes in contractual cash flows recognized in Net Interest Income
		December 31, 2021	Variation	Inflation adjustment	December 31, 2022

UVA-indexed mortgage loans	48,715,323	644,640	973,932	(142,094)	1,476,478
UVA-indexed pledge loans	996,002	11,670	18,067	(3,698)	26,039

Balance		656,310	991,999	(145,792)	1,502,517

The ECL measurement model parameters were not affected. Credit quality ratios did not show deterioration as a result of the aid measures promoted by the national authorities. Given the pandemic and quarantine situation, no relevant impacts were recorded on ECL directly related to COVID 19.
8. Credit risk exposure and allowances
The table below sets forth the changes during 2022 and 2021 in the credit risk exposure and the impairment allowances booked under IFRS 9 in the consolidated statement of financial position or reversal of estimated impairment of financial assets at amortized cost, financial assets at fair value through other comprehensive income, loan commitments and financial guarantees:
December 31, 2022

CREDIT RISK EXPOSURE - FINANCIAL ASSETS (1)	Not credit impaired			Credit impaired		Total
	Stage 1	Stage 2		Stage 3
	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure

Opening balance as of December 31, 2021	1,455,902,844	234,281,488	9,888,917	12,834,257	5,906,267	1,718,813,773

Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(151,303,035)	154,848,316	848	—	—	3,546,129
Transfers from Stage 2 to Stage 1	116,216,684	(110,975,519)	(134,290)	—	—	5,106,875
Transfers from Stage 1 or 2 to Stage 3	(3,001,415)	(17,006,213)	(583,205)	19,907,890	596,955	(85,988)
Transfers from Stage 3 to Stage 1 or 2	671,480	1,548,859	304,202	(3,029,020)	(324,949)	(829,428)
Changes without transfers between Stages	196,195,650	65,845,780	(4,334,618)	(1,912,889)	211,594	256,005,517
New financial assets originated	6,450,063,254	247,615,076	15,514,068	2,595,079	166,412	6,715,953,889
Repayments	(5,751,165,645)	(175,700,073)	(12,801,962)	(3,536,733)	(287,046)	(5,943,491,459)
Write-offs	—	609	—	(8,943,339)	(3,680,829)	(12,623,559)
Foreign exchange	19,679,472	3,862,987	1,467,659	3,309	490,541	25,503,968
Inflation adjustment	(908,619,869)	(156,005,021)	(4,893,932)	(6,888,934)	(1,527,773)	(1,077,935,529)

Closing balance as of December 31, 2022	1,424,639,420	248,316,289	4,427,687	11,029,620	1,551,172	1,689,964,188

(1)	Refer to Note 35 for credit risk exposure of financial assets with stage allocation by asset classification.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

December 31, 2021

CREDIT RISK EXPOSURE - FINANCIAL ASSETS (1)	Not credit impaired			Credit impaired		Total
	Stage 1	Stage 2		Stage 3
	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure

Opening balance as of December 31, 2020	1,400,280,463	212,843,659	12,500,693	8,640,687	7,343,836	1,641,609,338

Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(203,614,089)	203,975,314	—	—	—	361,225
Transfers from Stage 2 to Stage 1	155,051,862	(147,379,828)	(5,286,227)	—	—	2,385,807
Transfers from Stage 1 or 2 to Stage 3	(3,238,122)	(25,782,961)	(438,703)	29,198,578	447,409	186,201
Transfers from Stage 3 to Stage 1 or 2	463,463	82,293,072	24,887	(77,948,859)	(299,173)	4,533,390
Changes without transfers between Stages	109,073,724	(58,353,768)	11,395,731	111,675,704	759,898	174,551,289
New financial assets originated	6,324,679,419	215,048,407	7,917,200	1,358,592	1,260,284	6,550,263,902
Repayments	(5,769,228,913)	(167,131,831)	(12,674,671)	(44,462,014)	(1,270,635)	(5,994,768,064)
Write-offs	—	534	—	(10,281,400)	(117,246)	(10,398,112)
Foreign exchange	8,782,029	4,558,975	1,520,226	3,243	394,199	15,258,672
Inflation adjustment	(566,346,992)	(85,790,085)	(5,070,219)	(5,350,274)	(2,612,305)	(665,169,875)

Closing balance as of December 31, 2021	1,455,902,844	234,281,488	9,888,917	12,834,257	5,906,267	1,718,813,773

(1)	Refer to Note 35 for credit risk exposure of financial assets with stage allocation by asset classification.
December 31, 2022

CREDIT RISK EXPOSURE - LOAN COMMITMENTS AND FINANCIAL GUARANTEES	Not credit impaired			Credit impaired		Total
	Stage 1	Stage 2		Stage 3
	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure

Opening balance as of December 31, 2021	160,736,610	12,408,071	189,705	75,399	76	173,409,861

Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(40,201,731)	37,998,034	—	—	—	(2,203,697)
Transfers from Stage 2 to Stage 1	30,575,846	(26,014,532)	(314)	—	—	4,561,000
Transfers from Stage 1 or 2 to Stage 3	(233,694)	(158,718)	(1,596)	188,881	3,056	(202,071)
Transfers from Stage 3 to Stage 1 or 2	65,747	50,220	237	(131,646)	(7,107)	(22,549)
Changes without transfers between Stages	89,549,938	3,946,025	(27,021)	10,312	6,035	93,485,289
New loan commitments and financial guarantees originated	111,344,215	4,702,307	12,276	24,162	—	116,082,960
Expirations and repayments	(58,819,804)	(5,520,080)	(48,435)	(56,659)	—	(64,444,978)
Write-offs	—	—	—	(120)	—	(120)
Foreign exchange	9,370,331	482,435	—	—	—	9,852,766
Inflation adjustment	(107,485,081)	(9,546,505)	(63,250)	(43,384)	(1,903)	(117,140,123)

Closing balance as of December 31, 2022	194,902,377	18,347,257	61,602	66,945	157	213,378,338

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

December 31, 2021

CREDIT RISK EXPOSURE - LOAN COMMITMENTS AND FINANCIAL GUARANTEES	Not credit impaired			Credit impaired		Total
	Stage 1	Stage 2		Stage 3
	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure

Opening balance as of December 31, 2020	169,423,558	14,094,794	300,114	24,869	1,453	183,844,788

Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(33,218,798)	29,113,031	—	—	—	(4,105,767)
Transfers from Stage 2 to Stage 1	32,338,986	(29,054,139)	(287,351)	—	—	2,997,496
Transfers from Stage 1 or 2 to Stage 3	(209,292)	(197,109)	(1,860)	283,307	—	(124,954)
Transfers from Stage 3 to Stage 1 or 2	87,526	94,915	—	(169,462)	—	12,979
Changes without transfers between Stages	18,915,074	5,354,194	564,881	(7,519)	(1,099)	24,825,531
New loan commitments and financial guarantees originated	182,751,355	3,483,767	298,834	25,232	—	186,559,188
Expirations and repayments	(149,716,767)	(5,055,286)	(536,092)	(57,596)	—	(155,365,741)
Write-offs	—	—	—	(275)	—	(275)
Foreign exchange	2,508,711	219,286	68,417	—	—	2,796,414
Inflation adjustment	(62,143,743)	(5,645,382)	(217,238)	(23,157)	(278)	(68,029,798)

Closing balance as of December 31, 2021	160,736,610	12,408,071	189,705	75,399	76	173,409,861

December 31, 2022

ALLOWANCES - FINANCIAL ASSETS	Not credit impaired			Credit impaired		Total
	Stage 1	Stage 2		Stage 3
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances

Opening balance as of December 31, 2021	6,397,541	23,554,329	1,170,706	10,141,888	5,419,328	46,683,792

Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(3,185,129)	12,661,601	92	—	—	9,476,564
Transfers from Stage 2 to Stage 1	1,464,053	(6,344,709)	(10,025)	—	—	(4,890,681)
Transfers from Stage 1 or 2 to Stage 3	(180,031)	(4,798,999)	(160,356)	10,860,174	168,872	5,889,660
Transfers from Stage 3 to Stage 1 or 2	35,126	162,508	131,738	(2,123,740)	(131,816)	(1,926,184)
Changes without transfers between Stages	1,440,920	(2,433,358)	(866,472)	4,442,614	248,182	2,831,886
New financial assets originated	24,829,685	17,467,913	876,569	1,513,471	105,952	44,793,590
Repayments	(19,311,837)	(2,805,618)	(773,928)	(2,448,519)	(146,605)	(25,486,507)
Write-offs	—	(81)	—	(7,982,349)	(3,643,858)	(11,626,288)
Foreign exchange	202,373	123,341	57,407	1,894	353,891	738,906
Inflation adjustment	(4,859,760)	(13,513,099)	(305,512)	(5,357,450)	(1,255,918)	(25,291,739)

Closing balance as of December 31, 2022 (1)	6,832,941	24,073,828	120,219	9,047,983	1,118,028	41,192,999

(1)	Impairment of financial assets detailed in the table above includes allowances on financial assets at FVOCI for 12,944,993.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

December 31, 2021

ALLOWANCES - FINANCIAL ASSETS	Not credit impaired			Credit impaired		Total
	Stage 1	Stage 2		Stage 3
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances

Opening balance as of December 31, 2020	21,002,993	23,850,167	1,177,996	7,234,337	4,581,497	57,846,990

Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(7,462,820)	22,419,053	—	—	—	14,956,233
Transfers from Stage 2 to Stage 1	4,053,685	(14,518,091)	(508,955)	—	—	(10,973,361)
Transfers from Stage 1 or 2 to Stage 3	(281,474)	(8,180,064)	(71,904)	17,855,207	111,365	9,433,130
Transfers from Stage 3 to Stage 1 or 2	34,734	143,076	15,848	(2,658,626)	(153,131)	(2,618,099)
Changes without transfers between Stages	(11,117,150)	8,850,415	1,138,133	2,663,622	2,589,691	4,124,711
New financial assets originated	21,755,487	3,843,693	794,838	1,004,665	677,017	28,075,700
Repayments	(15,800,149)	(3,497,195)	(1,037,751)	(2,629,232)	(731,505)	(23,695,832)
Write-offs	—	(8)	—	(8,676,418)	(100,503)	(8,776,929)
Foreign exchange	251,963	240,912	120,306	1,722	234,652	849,555
Inflation adjustment	(6,039,728)	(9,597,629)	(457,805)	(4,653,389)	(1,789,755)	(22,538,306)

Closing balance as of December 31, 2021 (1)	6,397,541	23,554,329	1,170,706	10,141,888	5,419,328	46,683,792

(1)	Impairment of financial assets detailed in the table above includes allowances on financial assets at FVOCI for 13,711,200.
December 31, 2022

ALLOWANCES - LOAN COMMITMENTS AND FINANCIAL GUARANTEES	Not credit impaired			Credit impaired		Total
	Stage 1	Stage 2		Stage 3
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances

Opening balance as of December 31, 2021	1,030,995	522,532	61,915	47,415	—	1,662,857

Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(392,221)	1,700,323	—	—	—	1,308,102
Transfers from Stage 2 to Stage 1	276,160	(1,097,184)	(268)	—	—	(821,292)
Transfers from Stage 1 or 2 to Stage 3	(10,831)	(26,366)	(2,437)	102,977	7,301	70,644
Transfers from Stage 3 to Stage 1 or 2	13,288	6,470	748	(95,114)	(17,851)	(92,459)
Changes without transfers between Stages	316,014	146,048	(32,171)	42,161	12,613	484,665
New loan commitments and financial guarantees originated	1,479,405	97,439	2,474	14,504	—	1,593,822
Repayments	(387,944)	(142,946)	(16,288)	(32,937)	—	(580,115)
Write-offs	—	—	—	(104)	—	(104)
Foreign exchange	79,312	2,238	—	—	—	81,550
Inflation adjustment	(646,673)	(326,061)	(9,671)	(29,108)	(1,959)	(1,013,472)

Closing balance as of December 31, 2022	1,757,505	882,493	4,302	49,794	104	2,694,198

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

December 31, 2021

ALLOWANCES - LOAN COMMITMENTS AND FINANCIAL GUARANTEES	Not credit impaired			Credit impaired		Total
	Stage 1	Stage 2		Stage 3
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances

Opening balance as of December 31, 2020	2,881,944	1,057,407	47,368	21,692	3,820	4,012,231

Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(768,373)	2,334,030	—	—	—	1,565,657
Transfers from Stage 2 to Stage 1	582,800	(2,068,077)	(48,901)	—	—	(1,534,178)
Transfers from Stage 1 or 2 to Stage 3	(6,064)	(36,999)	(35)	194,172	17,074	168,148
Transfers from Stage 3 to Stage 1 or 2	2,291	5,967	—	(126,855)	—	(118,597)
Changes without transfers between Stages	(2,187,527)	(308,095)	75,189	(2,558)	(20,454)	(2,443,445)
New loan commitments and financial guarantees originated	4,664,340	194,795	45,556	16,887	—	4,921,578
Repayments	(3,247,528)	(270,671)	(38,988)	(38,427)	—	(3,595,614)
Write-offs	—	—	—	(243)	—	(243)
Foreign exchange	58,163	10,963	5,351	—	—	74,477
Inflation adjustment	(949,051)	(396,788)	(23,625)	(17,253)	(440)	(1,387,157)

Closing balance as of December 31, 2021	1,030,995	522,532	61,915	47,415	—	1,662,857

9. Refinancing and restructuring operations
Policies and principles with respect to refinancing and restructuring operations
Refinancing and restructuring transactions are carried out with customers who have requested such an operation in order to meet their current loan payments if they are expected, or may be expected, to experience financial difficulty in making payments in the future.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

•	The capacity to refinance and restructure loans is not delegated to the branches, but decided by the risk units.
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

•	Refinancing and restructuring of operations is only allowed on those loans in which the Group originally entered into.

•	Customers subject to refinancing and restructuring operations are excluded from marketing campaigns of any kind.
Under restructuring or refinancing, the cure period is defined as one year from the latter of:

•	The moment of extending the restructuring measures.

•	The moment when the exposure has been classified as defaulted.

•	The end of the grace period included in the restructuring agreements.
Additionally, this period should not be shorter than the period during which material payment has been made by the customer.
During the cure period, facilities have a PD of 100% assigned and are classified as Stage 3.
Once the cure period for Stage 3 is finished, the contract refinancing and restructuring is transferred to Stage 2 for two additional years.
The gross carrying amount as of December 31, 2022 of financial assets that have been modified since initial recognition at a time when the loss allowance was measured at an amount equal to lifetime expected credit losses and for which the loss allowance has changed during the reporting period to an amount equal to 12-month expected credit losses, amounts to
6,918,523
. The
related ECL amounted
to
2,866,482

as of December 31, 2022.
10. Financial assets at fair value through other comprehensive income
The Group designated certain investments shown in the following table as equity securities at FVOCI. The FVOCI designation was made because the investments are expected to be held in the long term for strategic purposes.
10.1. Debt securities

	December 31, 2022	December 31, 2021

BCRA Liquidity Bills	468,895,259	209,779,172
Government securities	125,832,474	103,965,304
Financial assets pledged as collateral	16,699,438	8,988,656
Private securities - Corporate bonds	3,722,935	2,648,245
BCRA Internal Bills	2,125,540	—

TOTAL	617,275,646	325,381,377

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

10.2. Equity instruments

	December 31, 2022	December 31, 2021

Banco Latinoamericano de Exportaciones S.A.	58,025	67,307
Others	2,443	2,981

TOTAL	60,468	70,288

11. Income Tax
Income Tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent charge to profit or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.
Deferred income tax assets and liabilities

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

In the consolidated financial statements, the (current and deferred) income tax assets of a Group entity will not be offset with the (current and deferred) income tax liabilities of another Group entity because they are related to income tax amounts borne by different taxpayers and also because they do not have legal rights before tax authorities to pay or receive any amounts to settle the net position.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

The evolution of assets and liabilities for deferred income tax are reported below:

Account		Changes recognized in		As of December 31, 2022
	As of December 31, 2021	Consolidated statement of profit or loss	Other comprehensive income	Deferred tax asset	Deferred tax liabilities

Allowance for loan losses	12,503,754	(538,189)	—	11,965,565	—
Provisions	8,026,878	4,587,586	—	12,614,464	—
Loan Commissions	989,255	231,779	—	1,221,034	—
Expenses capitalized for tax purpose	(4,260,076)	(578,506)	—	—	(4,838,582)
Property and equipment	(27,473,603)	14,461,807	—	—	(13,011,796)
Investments in debt securities and equity instruments	(11,162,121)	(2,165,174)	(713,714)	—	(14,041,009)
Derivatives	25,456	(25,456)	—	—	—
Inflation adjustment (see Note 11.4)	7,193,904	(4,708,826)	—	2,485,078	—
Tax loss	297,126	584,936	—	882,062	—
Others	1,584	(36,123)	—	—	(34,539)

Balance	(13,857,843)	11,813,834	(713,714)	29,168,203	(31,925,926)

Offsetting				(27,648,039)	27,648,039

Net				1,520,164	(4,277,887)

Account		Changes recognized in		As of December 31, 2021
	As of December 31, 2020	Consolidated statement of profit or loss (1)	Other comprehensive income	Deferred tax asset	Deferred tax liabilities

Allowance for loan losses	13,471,482	(967,728)	—	12,503,754	—
Provisions	7,382,224	644,654	—	8,026,878	—
Loan Commissions	809,036	180,219	—	989,255	—
Expenses capitalized for tax purpose	(2,482,901)	(1,777,175)	—	—	(4,260,076)
Property and equipment	(19,689,540)	(7,784,063)	—	—	(27,473,603)
Investments in debt securities and equity instruments	(7,832,155)	1,784,440	(5,114,406)	—	(11,162,121)
Derivatives	32,934	(7,478)	—	25,456	—
Inflation adjustment (see Note 11.4)	25,597,408	(18,403,504)	—	7,193,904	—
Tax loss	—	297,126	—	297,126	—
Others	1,802	(218)	—	1,584	—

Balance	17,290,290	(26,033,727)	(5,114,406)	29,037,957	(42,895,800)

Offsetting				(26,156,319)	26,156,319

Net				2,881,638	(16,739,481)

(1)
It includes a decrease of deferred tax asset of 14,798,341 due to the tax inflation adjustment mechanism described in note 11.
4
 – “Income tax – inflation adjustment for fiscal year 2020” and 634,823 of over deferred tax from prior year.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

11.2. Income tax expense
Below are the main components of the income tax benefit in the consolidated statement of comprehensive income:

	December 31, 2022	December 31, 2021	December 31, 2020

Current Tax	(9,290,084)	(353,039)	(35,770,730)
Deferred Tax	11,813,834	(10,600,563)	11,184,736
Over/under income tax from prior year (see Note 11.4) (1)	—	1,951,077	963,830

Income tax recognized in the consolidated statement of profit or loss	2,523,750	(9,002,525)	(23,622,164)

The reconciliation of the effective tax rate is set forth below:

	December 31, 2022	December 31, 2021	December 31, 2020

Profit before income tax	55,436,928	27,226,764	53,225,468
Income tax rate	35%	35%	30%

Income tax using the Bank’s income tax rate	19,402,925	9,529,367	15,967,640

Tax -exempt income	(148,549)	(553,799)	(965,545)
Non-deductible expenses	152,789	284,293	354,740
Change in tax rate (see Note 11.3)	—	2,876,256	(1,307,603)
Other	(217,250)	125,248	573,718
Net monetary inflation adjustment	60,738,634	38,561,719	24,721,705

Subtotal	79,928,549	50,823,084	39,344,655
Inflation adjustment for tax purposes (see Note 11.4)	(82,362,333)	(39,869,482)	(14,758,661)
Over/under income tax from prior year (see Note 11.4) (1)	(89,966)	(1,951,077)	(963,830)

Income tax expense	(2,523,750)	9,002,525	23,622,164

Effective tax rate	(5)%	33%	44%

(1)	It includes an income tax charge of 1,897,285 corresponding to the tax inflation mechanism applied for fiscal year 2020 – see note 11.4 “Income tax – inflation adjustment for fiscal year 2020”.
The income tax benefit for the year ended December 31, 2022 was calculated considering the position presented by the Entity before AFIP, as stated under “Inflation adjustment for tax purposes. Fiscal year 2021” to this Note.
11.3. Income Tax Corporate Rate
Law 27,630, enacted on June 16, 2021 through Decree 387/2021, set forth for fiscal years starting on or after January 1, 2021, a tax rate scale scheme of 25%, 30% and 35% to be progressively applied according to the level of taxable net income accumulated as of each fiscal year end. In these consolidated financial statements, the Entity and its subsidiaries have determined the current income tax using the progressive tax rate that is expected to be applicable to the total expected income for the year, while deferred income tax balances were measured using the progressive tax rate that is expected to be in effect when the temporary differences are reversed.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

11.4. Inflation adjustment for tax purposes
Law 27,430 of Tax Reform, as amended by Laws 27,468 and 27,541, sets forth the following as regards the inflation adjustment for tax purposes, effective for fiscal years started on or after January 1, 2018:

i.
Such adjustment will be applicable in the tax year in which the percentage variation of the general consumer price index at national level (CPI) exceeds 100% in the thirty-six
months prior to the end of the reporting fiscal year;

ii.
Regarding the first, second and third fiscal years as from January 1, 2018, the procedure will be applicable in the event that the variation of such index, calculated from the beginning and until the closing of each of those fiscal years, exceeds 55%, 30% and 15% for the first, second and third years of application, respectively;

iii.
The effect of the positive or negative inflation adjustment for tax purposes, as the case may be, corresponding to the first, second and third fiscal years started on or after January 1, 2018, is charged one third in that tax period and the remaining two thirds, in equal parts, in the two immediately following tax periods;

iv.
The effect of the positive or negative inflation adjustment corresponding to the first and second tax years starting on or after January 1, 2019, is charged one-sixth
in the tax year in which the adjustment is determined and the remaining five-sixths in the immediately following tax periods; and

v.	For tax years beginning on or after January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.
As of December 31, 2022, the parameters established by the income tax law to apply the inflation adjustment for tax purposes were met and the effects arising from the application of such adjustment as provided by law have been included when booking current and deferred income tax.

•	Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018
On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity’s Board of Directors approved the filing of actions for declaratory judgment of unconstitutionality of section 39 of Law 24073, section 4 of Law 25,561, section 5 of Decree 214/02 issued by the Argentine Executive, Law 27,468 and any other regulation whereby the inflation adjustment mechanism provided for under Law 20,628, as amended, is considered not applicable due to the confiscatory effect in the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its income tax returns for those fiscal years taking into consideration the effect of those restatement mechanisms.
The net impact of this measure on nominal values was an adjustment to the income tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800 (in nominal values), for fiscal year ended December 31, 2017, in the amount of 1,021,519 (in nominal values), and for fiscal year ended December 31, 2018, in the amount of 3,239,760 (in nominal values).
On June 8, 2020, the Federal Court on Administrative Matters (JCAF
12-23)
ruled upon the action for declaratory judgment filed on May 12, 2017, upholding the complaint and thus declaring that the prohibition to apply the inflation adjustment mechanism for the purposes of the income tax return filed by the Bank for fiscal period 2016 is not applicable to the case.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

The appeals filed against the judgment were granted on August 6, 2020, and the case was submitted to the Appellate Court for consideration. On December 9, 2020, the Federal Appellate Court on Administrative Matters (Courtroom II) dismissed the appeals, thus confirming the judgment rendered by the court of original jurisdiction. The tax authority
Administración Federal de Ingresos Públicos
(“AFIP” or the “Tax Authority” or the “National Tax Authority”) filed an extraordinary appeal against the judgment, but then withdrew it through a motion filed on February 1, 2021. Accordingly, the judgment rendered by the Appellate Court in favor of the Bank’s interests became final.
On June 14, 2021, the Court of First Instance rendered judgment in respect of the action for declaratory judgment of unconstitutionality for fiscal year 2017 in favor of the Bank’s position. After appealing the judgment to the Appellate Court, the Bank filed the basis for the appeal but on September 3, 2021 the tax authority filed a brief withdrawing the appeal filed. Although the Appellate Court did not accept the withdrawal because the documentation submitted did not fulfill the necessary conditions, since no basis for the appeal was finally filed, we understand that the appeal will be declared void.
On September 30, 2021, the Court determined that the proceedings were set for the agreement to be entered. On November 2, 2021, AFIP filed a motion ratifying the withdrawal of the appeal filed with respect to the merits of the case. On November 3, 2021 the Court ordered to proceed with the case for an agreement to be entered. Finally, on May 10, 2022, the Appellate Court considered that AFIP had withdrawn its appeal with respect to the judgment on the merits.
On October 5, 2022, the Court of First Instance rendered judgment in respect of the action for declaratory judgment of unconstitutionality for fiscal year 2018 in favor of the Bank’s position. On October 6, 2022, the tax authorities appealed the sentence.
Based on the foregoing, as of December 31, 2022, the Entity had no liabilities for the items referred to above.

•	Inflation adjustment for tax purposes. Fiscal year 2019
As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of the Public Emergency Law, which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.
On August 21, 2020, the Bank filed a request for refund at the administrative stage pursuant to the provisions of the first paragraph of section 81 of Law 11,683 (as compiled in 1998 and as amended) to recover the amount of 4,528,453 (in nominal values).
Upon no response from the tax authorities, on June 17, 2021 the Entity filed a motion for expedited proceedings and on November 18, 2021 a legal action was filed before the National Court on Federal Administrative Matters No. 10 (Court Clerk’s Office No. 24)
The Entity does not record assets in relation to contingent assets derived from the action filed.

•	Inflation adjustment for tax purposes. Fiscal year 2020
In relation to fiscal year 2020, the Entity determined the income tax as of December 31, 2020 by applying the inflation adjustment for tax purposes in accordance with the provisions of the Public Emergency Law.
On May 26, 2021, and based on related case law, the Entity’s Board of Directors approved the filing of an action against the federal tax authorities
(AFIP-DGI)
for declaratory judgment of unconstitutionality of section 194 of the Income Tax Law (as compiled in 2019) and/or of such rules that prohibit the full application of the inflation adjustment for tax purposes, on the grounds that they would lead to the assessment of a confiscatory income tax liability for fiscal year 2020; therefore allowing the full application of the mechanism set forth in section 106, paragraphs a) through e), Title VI of the Income Tax Law in that fiscal year.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

Consequently, as of December 31, 2021, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000 (16,695,615 in restated values), with the ensuing impact on deferred tax assets by 5,033,000 (decrease) (14,798,331 in restated values) and on the income tax expense of 784,000 (1,897,285 in restated values).

•	Inflation adjustment for tax purposes. Fiscal year 2021
On June 30, 2022, the Bank filed an administrative claim before the AFIP in order to obtain the recognition of the corrective tax return filed on June 30, 2022 with respect to the Income Tax for the 2021 tax period for 309,000 (in nominal values), on the grounds that the partial application of the correction mechanisms of the inflation adjustment under the provisions of Section 93 of the Income Tax Law is unconstitutional, since it affects the principle of reasonableness, equality, contributive capacity and confiscatory nature.

•	Requests for refund. Fiscal years 2013, 2014 and 2015
Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002 for those periods in nominal values.
Based on the grounds stated in the first paragraph “Inflation Adjustment for Tax Purposes. Fiscal Years 2016, 2017 and 2018,” on November 19, 2015, an administrative action requesting a refund for periods 2013 and 2014 was filed, and the related judicial action was filed on September 23, 2016 for both periods, given that no answer was received from AFIP.
In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.
On October 21, 2020, the Entity was notified that the Court of First Instance on Administrative Matters No. 1 rendered judgment upholding the request for refund for fiscal year 2014. AFIP filed an appeal against such judgment before the Appellate Court.
On November 10, 2020, the Court of First Instance rendered judgment sustaining BBVA Argentina’s complaint, thereby ordering the tax authorities to refund the amount of 264,257 (nominal values) paid in excess of the income tax liability for fiscal year 2013, plus accrued interest. The National Tax Authority filed an appeal against the judgment. Finally, on May 6, 2021, the Federal Appellate Court on Administrative Matters (Courtroom I) confirmed the appealed judgment on the merits, therefore dismissing the appeal brought by the national tax authorities.
On April 27, 2021, the Appellate Court rendered judgment in favor of the Bank concerning the refund of income tax for fiscal year 2014. In its judgment, the Appellate Court substantially confirmed the judgment rendered by the Court of First Instance on the merits, upholding the confiscatory nature of the tax.
The National Tax Authority brought extraordinary appeals against both judgments, and the Appellate Court has rejected such appeal with respect to the claims of arbitrariness and serious institutional implications. The proceedings are being handled by the Supreme Court.
On June 28, 2022, the Federal Appellate Court on Administrative Matters (Courtroom VII) rendered judgment in favor of the Bank as regards the recovery of the income tax for tax period 2015 and AFIP appealed such judgment.
The Entity does not record assets in relation to contingent assets derived from the action filed.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

12. Investment in joint ventures and associates

	December 31, 2022	December 31, 2021

BBVA Consolidar Seguros S.A.	1,197,152	1,325,212
Interbanking S.A.	823,993	623,016
Rombo Cía. Financiera S.A.	744,208	1,512,044
Play Digital S.A. (1)	486,571	222,162
Openpay Argentina S.A.	215,501	285,733

TOTAL	3,467,425	3,968,167

(1)
To establish the value of this investment, accounting information from Play Digital S.A. has been used. as of September 30, 2022. Additionally, significant transactions carried out or events that occurred between October 1, 2022 and December 31, 2022 have been considered. See Note 45 - Subsequent events.

The following table summarises the information related to the Bank’s material joint venture:

	Rombo Compañía Financiera S.A.
	December 31, 2022	December 31, 2021

Total assets	23,038,410	27,438,190
Total liabilities	21,177,890	23,658,081
Equity	1,860,520	3,780,109
Losses	(1,919,588)	(1,785,392)
Ownership interest	40%	40%
13. Tangible assets
13.1. Property and equipment

	December 31, 2022	December 31, 2021

Real estate	70,810,561	72,409,283
Furniture and facilities	12,769,142	13,641,782
Right of use – Real Estate	5,855,708	6,698,434
Works in progress	3,270,148	2,185,255
Machinery and equipment	3,118,798	4,071,597
Automobiles	280,037	184,925

TOTAL	96,104,394	99,191,276

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

Changes in the item for years 2022 and 2021 are included below:

						Depreciation
	Cost as of December 31, 2021	Transfer to investment properties	Additions	Disposals (1)	Impairment loss	Accumulated as of December 31, 2021	Transfer to investment properties	Disposals (1)	For the period	Accumulated as of December 31, 2022	Carrying amount as of December 31, 2022
Real estate	80,690,323	(3,602,455)	4,262,639	218,813	703,761	8,281,040	(273,672)	218,814	1,828,818	9,617,372	70,810,561
Furniture and facilities	24,684,301	—	1,697,203	731,612	—	11,042,519	—	731,611	2,569,842	12,880,750	12,769,142
Rights of use – Real estate	12,916,019	—	1,760,228	824,835	—	6,217,585	—	240,561	2,018,680	7,995,704	5,855,708
Machinery and equipment	10,158,036	—	1,862,525	5,095,790	—	6,086,439	—	5,095,793	2,815,327	3,805,973	3,118,798
Works in progress	2,185,255	—	1,084,893	—	—	—	—	—	—	—	3,270,148
Automobiles	530,291	—	164,742	11,604	—	345,366	—	15,871	73,897	403,392	280,037

Total	131,164,225	(3,602,455)	10,832,230	6,882,654	703,761	31,972,949	(273,672)	6,302,650	9,306,564	34,703,191	96,104,394

					Depreciation
	Cost as of December 31, 2020	Additions	Disposals (1)	Impairment loss	Accumulated as of December 31, 2020	Disposals (1)	For the period	Accumulated as of December 31, 2021	Carrying amount as of December 31, 2021
Real estate	75,181,977	5,614,892	33,121	73,425	6,542,286	33,121	1,771,875	8,281,040	72,409,283
Furniture and facilities	23,676,431	1,676,985	669,115	—	9,201,800	669,112	2,509,831	11,042,519	13,641,782
Rights of use – Real estate	12,011,552	1,631,030	726,563	—	4,204,777	20,435	2,033,243	6,217,585	6,698,434
Machinery and equipment	13,098,083	1,644,325	4,584,372	—	6,803,537	4,584,372	3,867,274	6,086,439	4,071,597
Works in progress	1,902,057	1,482,711	1,199,513	—	—	—	—	—	2,185,255
Automobiles	468,158	87,462	25,329	—	299,442	28,838	74,762	345,366	184,925

Total	126,338,258	12,137,405	7,238,013	73,425	27,051,842	5,335,878	10,256,985	31,972,949	99,191,276

(1)	Includes write-off of fully depreciated items and finalized constructions.
Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property, it was determined that the carrying amount of some properties mentioned below exceeds their recoverable value, and, as a result, the carrying amount needs to be written down to the recoverable value. The impairment loss is disclosed in Note 34 – Depreciation and amortization, Loss from sale or impairment of property and equipment.
The impairment loss for assets recorded under the item “Property and equipment” is disclosed below:

	Impairment Loss
Properties	December 31, 2022	December 31, 2021
Real Estate - Lavallol	(21,502)	(14,500)
Real Estate - Monte Grande	(95,769)	(58,925)
Real Estate - Caleta Olivia, Santa Cruz	(23,915)	—
Real Estate - Cerro Las Rosas	(49,898)	—
Real Estate - Libertador	(350,613)	—
Real Estate - Local 1 Puerto Madero	(132,586)	—
Real Estate - Local 5 Puerto Madero	(82,755)	—
Real Estate - Mar del Plata	(9,708)	—
Real Estate - Bahía Blanca	(10,440)	—

Total	(777,186)	(73,425)

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

13.2.	Investment properties
Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.
Below are the changes in investment properties:

					Depreciation
	Cost as of December 31, 2021	Transfer from Property and equipment	Additions	Disposals	Accumulated as of December 31, 2021	Transfer from Property and equipment	Disposals	For the period	Accumulated as of December 31, 2022	Carrying amount as of December 31, 2022
Real estate	5,940,404	3,602,455	11,257,430	—	486,282	273,672	—	302,815	1,062,769	19,737,520

Total	5,940,404	3,602,455	11,257,430	—	486,282	273,672	—	302,815	1,062,769	19,737,520

				Depreciation
	Cost as of December 31, 2020	Additions	Disposals	Accumulated as of December 31, 2020	Disposals	For the period	Accumulated as of December 31, 2021	Carrying amount as of December 31, 2021
Real estate	5,940,404	—	—	382,566	—	103,716	486,282	5,454,122

Total	5,940,404	—	—	382,566	—	103,716	486,282	5,454,122

14. Intangible assets
Below are the changes in the items:

				Amortization
	Cost as of December 31, 2021	Additions	Disposals	Accumulated as of December 31, 2021	Disposals	For the period	Accumulated as of December 31, 2022	Carrying amount as of December 31, 2022

Software licenses	9,150,689	5,577,772	2,882,168	1,990,885	420,149	657,996	2,228,732	9,617,561

Total	9,150,689	5,577,772	2,882,168	1,990,885	420,149	657,996	2,228,732	9,617,561

				Amortization
	Cost as of December 31, 2020	Additions	Disposals	Accumulated as of December 31, 2020	Disposals	For the period	Accumulated as of December 31, 2021	Carrying amount as of December 31, 2021
Software licenses	7,305,848	3,529,654	1,684,813	2,737,022	1,167,372	421,235	1,990,885	7,159,804

Total	7,305,848	3,529,654	1,684,813	2,737,022	1,167,372	421,235	1,990,885	7,159,804

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

15. Other assets

	December 31, 2022	December 31, 2021
Prepayments	3,567,227	6,391,905
Tax advances	2,546,262	3,689,794
Advances to personnel	1,597,335	1,423,642
Advances to suppliers of goods	900,865	986,280
Other miscellaneous assets	498,605	555,129
Foreclosed assets	26,340	28,070
Others	267,806	285,330

TOTAL	9,404,440	13,360,150

16.
Non-current
assets held for sale
Includes certain real property assets located in Argentina that the Board of Directors are committed to sale in the short-term.

	December 31, 2022	December 31, 2021
Property and equipment held for sale	225,079	588,486

TOTAL	225,079	588,486

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property, it was determined that the carrying amount of the two properties mentioned below exceeds its recoverable value, and, as a result, their carrying amount needs to be written down to the recoverable value. The impairment loss is disclosed in Note 31 – Other operating expenses, Loss from sale or impairment of investment properties and other non-financial
assets.
The impairment loss for
non-current
assets held for sale is reported below:

	December 31, 2022	December 31, 2021
Real estate held for sale - Fisherton	(87,487)	(75,821)
Real estate held for sale - Mendoza	(396)	—

Total	(87,883)	(75,821)

17. Financial liabilities at fair value through profit or loss
Derivatives

	December 31, 2022	December 31, 2021
Foreign Currency Forwards	334,340	612,069

TOTAL	334,340	612,069

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

18. Financial liabilities at amortized cost
18.1. Banks loans

	December 31, 2022	December 31, 2021
Local financial institutions	19,225,493	22,815,092
Foreign financial institutions	559,652	—
BCRA	87,997	88,691

TOTAL	19,873,142	22,903,783

18.2. Deposits from customers

	December 31, 2022	December 31, 2021

Savings Accounts	499,037,378	555,534,445
Time deposits	414,773,153	336,738,717
Checking accounts	253,464,723	331,959,368
Investment accounts	125,945,113	116,623,934
Other	10,579,718	12,652,500

TOTAL	1,303,800,085	1,353,508,964

18.3. Other financial liabilities

	December 31, 2022	December 31, 2021
Obligations for financing of purchases (1)	82,584,306	89,019,876
Collections and other transactions on behalf of third parties	8,428,501	10,168,381
Creditors for spot transactions pending settlement	6,559,853	2,794,685
Lease liabilities (See Notes 2.3.8 and 39)	4,126,737	5,691,452
Accrued commissions payable	40,843	68,565
Other	16,692,181	12,234,837

TOTAL	118,432,421	119,977,796

(1)	Includes payables to merchants acquirers as a result of purchases made by the holders of the Bank’s credit cards.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

19. Debt securities issued

					Carrying amount as of
Detail	Issuance date	Nominal Value	Maturity date	Annual Nominal Rate (1)	December 31, 2022	December 31, 2021
Class 8 Volkswagen Financial Services	September 30, 2020	5158	March 30, 2023	Tasa UVA (class 8 )	60,000	584,379
				Total Principal	60,000	584,379
				Principal adjustments accrued	131,183	395,381

				Total principal and principal adjustments accrued	191,183	979,760

(1) Definitions:
UVA: It is a unit of measure that is updated daily according to the Reference Stabilization Coefficient (CER), based on the consumer price index.
20. Provisions
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

•
Provisions for reorganization: consistent with the goal of further aligning the organizational structure with the corporate strategy, achieving efficiency gains and streamlining the decision-making process across all work teams.

•	Other provisions: reflects the estimated amounts to pay class actions, labour, tax and commercial claims as well as other miscellaneous complaints.

	December 31, 2022	December 31, 2021
Other provisions	5,975,247	6,654,198
Provisions commercial claims	3,496,091	4,735,527
Provisions labor-related	614,825	552,679
Provisions tax claims	594,810	627,828
Others	1,269,521	738,164
Provisions for reorganization	—	2,616,915
Financial guarantees and loan commitments	2,694,198	1,662,857

TOTAL	8,669,445	10,933,970

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

Changes in fiscal year 2022 and 2021 are included below:

Accounts	Balances as of December 31, 2021	Increases	Provision reversals	Provisions used	Inflation adjustment	Balances as of December 31, 2022
- Other provisions	6,654,198	4,112,912	(1,748)	(848,113)	(3,942,002)	5,975,247
Provisions commercial claims	4,735,527	1,941,895	—	(408,497)	(2,772,834)	3,496,091
Provisions labor-related	552,679	666,023	—	(299,248)	(304,629)	614,825
Provisions tax claims	627,828	409,216	—	(132,108)	(310,126)	594,810
Others	738,164	1,095,778	(1,748)	(8,260)	(554,413)	1,269,521
- Provisions for reorganization	2,616,915	2,373,713	(227,853)	(3,703,183)	(1,059,592)	—
- Financial guarantees and loan commitments	1,662,857	2,044,813	—	—	(1,013,472)	2,694,198

TOTAL PROVISIONS	10,933,970	8,531,438	(229,601)	(4,551,296)	(6,015,066)	8,669,445

Accounts	Balances as of December 31, 2020	Increases	Provision reversals	Provisions used	Inflation adjustment	Balances as of December 31, 2021
- Other provisions	7,744,134	3,103,206	(4,402)	(1,217,503)	(2,971,237)	6,654,198
Provisions commercial claims	5,756,787	1,999,220	—	(898,043)	(2,122,437)	4,735,527
Provisions labor-related	737,720	356,639	—	(277,874)	(263,806)	552,679
Provisions tax claims	537,919	354,576	—	(20,091)	(244,576)	627,828
Others	711,708	392,771	(4,402)	(21,495)	(340,418)	738,164
- Provisions for reorganization	5,966,220	4,411,298	(576,486)	(5,648,848)	(1,535,269)	2,616,915
- Financial guarantees and loan commitments	4,012,231	1,382,454	(2,344,672)	—	(1,387,156)	1,662,857

TOTAL PROVISIONS	17,722,585	8,896,958	(2,925,560)	(6,866,351)	(5,893,662)	10,933,970

The expected terms to settle these obligations are as follows:

December 31, 2022
Provisions	Within 12 months	After 12 months
Other provisions	1,972,540	4,002,707
Provisions commercial claims	814,865	2,681,226
Provisions labor-related	116,589	498,236
Provisions tax claims	594,810	—
Others	446,276	823,245
Financial guarantees and loan commitments	2,694,198	—

December 31, 2021
Provisions	Within 12 months	After 12 months
Other provisions	4,059,122	2,595,076
Provisions commercial claims	2,828,955	1,906,572
Provisions labor-related	192,504	360,175
Provisions tax claims	627,828	—
Others	409,835	328,329
Provisions for reorganization	2,616,915	—
Financial guarantees and loan commitments	1,662,857	—

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

Possible contingencies
Contingent liabilities have not been recognized in these financial statements and correspond to 163 claims received (in court or administrative proceedings), that have arisen in the Bank’s ordinary course of business. The estimated amount of said claims amounts to 34,801 of which an outflow of funds is estimated for approximately 3,669 in the next 12 months. These claims are primarily related to leasing claims, petitions to secure evidence, and labor claims. The Group’s management and legal advisors consider that the probability of these cases resulting in an outflow of resources is possible, but not probable, and that the potential cash disbursements should not be material.
21. Other liabilities

	December 31, 2022	December 31, 2021
Miscellaneous creditors	38,022,048	26,485,259
Advance collections	19,631,488	15,893,196
Other collections and withholdings	17,503,291	16,689,147
Short term personnel benefits	17,484,563	17,335,007
Cash dividends payable (see Note 41)	14,834,791	54,542,068
Other taxes payable	7,078,668	4,876,021
Long term personnel benefits	916,273	1,081,224
Termination benefits payable	897,528	—
Contract liabilities	449,646	717,522
Social security payable	306,676	157,095
Other	567,503	335,697

TOTAL	117,692,475	138,112,236

22. Capital and Reserves

•	Share capital

Quantity of shares at December 31, 2022				Share capital December 31, 2022
Class	Quantity	Nominal value per share	Votes per share	Shares outstanding	Paid-in

Ordinary	612,710,079	1	1	612,710	612,710
Banco BBVA Argentina S.A. is a corporation (
“sociedad anónima”
) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law 19,550). Therefore, and pursuant to Law 25,738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the financial institution.

•	Share premium
The share premium account represents the difference between the par value of the shares issued and the subscription price.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

•	Inflation adjustment to share capital
It comprises the cumulative monetary inflation adjustment on the share capital.

•	Other comprehensive income - Fair value reserve
The fair value reserve comprises the cumulative net change in the fair value of financial assets measured at FVOCI, net of the related income tax.

•	Other comprehensive income - Share of OCI from associates and joint ventures

•	This item corresponds to the Bank’s participation in the OCI of its associates and joint ventures.

•	Legal reserve
BCRA regulations establish that 20% of net income as determined in accordance with BCRA Generally Accepted Accounting Principles (BCRA GAAP), should be allocated to the legal reserve.

•	Other reserves
Set up to fulfil the requirement of the the Argentine National Securities Commission (CNV) where by the entire balance of retained earnings determined in accordance with BCRA GAAP needs to be allocated by the shareholders’ meeting to cash dividends, dividends in shares, set up reserves other than the legal reserve, or a combination there of.
23. Analysis of changes in financing activities during the year
The following chart provides a reconciliation between the opening and closing balances for liabilities arising from financing activities:

	2022	2021
Debt securities issued and lease liabilities
Opening balance	6,671,212	12,112,342
New borrowings	1,760,228	6,697,708
Debt payments	(747,514)	(2,166,016)
Payment of lease liabilities	(2,143,061)	(2,728,820)
Interests and adjustments accrued	5,147,328	4,865,626
Interests paid	—	(161,949)
Inflation effect on debt securities issued and lease liabilities	(6,370,273)	(11,947,679)

Closing balance	4,317,920	6,671,212

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

24. Net interest income
24.1. Interest income
Interest revenue calculated using the effective interest method.

	2022	2021	2020
Interest from government securities	256,501,695	104,122,019	98,980,559
Stabilization Coefficient (CER) clause adjustment (1)	82,083,427	35,685,175	7,488,289
Interest from credit card loans	62,619,226	49,780,744	55,004,119
Interest from other loans	44,405,294	33,077,508	33,135,157
Interest from commercial papers	39,596,631	28,643,882	29,939,809
Interest from consumer loans	32,075,984	28,325,500	28,116,371
Premium for reverse repurchase agreements	31,858,523	73,245,986	14,573,094
UVA clause adjustment (2)	31,382,577	27,161,517	27,146,174
Interest from overdrafts	28,767,653	16,494,956	31,797,188
Interest from car loans	10,611,023	10,849,682	8,806,019
Interest from mortgage loans	3,042,462	3,353,342	2,739,783
Interest on loans to the financial institutions	2,495,452	1,840,831	3,550,113
Interest from financial leases	1,971,750	1,864,308	1,591,658
Interest from loans for the prefinancing and financing of exports	725,826	1,906,230	4,202,873
Interest from private securities	662,812	305,251	67,964
Other interest income	549,280	1,685,111	1,346,185

TOTAL	629,349,615	418,342,042	348,485,355

(1)	Adjustment clause based on the variation of the consumer price index.
(2)	UVA: It is a unit of measure that is updated daily acco rd ing to the Reference Stabilization Coefficient (CER), based on the consumer price index.
24.2. Interest expenses

	2022	2021	2020
Interest from time deposits	214,124,699	133,194,794	97,721,931
Interest from current and savings accounts deposits	41,268,363	27,903,262	7,939,125
UVA clause adjustment (1)	25,111,539	9,201,782	2,972,980
Interest from bank loans	8,698,548	5,197,404	4,101,585
Interest from other liabilities	673,415	1,644,297	7,828,166
Interest on the lease liability	621,630	903,203	1,098,215
Premium for reverse repurchase agreements	26,871	5,515	—
Other interest expense	6,223	8,320	275,315

TOTAL	290,531,288	178,058,577	121,937,317

(1)	UVA: It is a unit of measure that is updated daily according to the Reference Stabilization Coefficient (CER), based on the consumer price index.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

25. Fee and commission income

	2022	2021	2020
Linked to credit cards	37,622,018	36,315,676	25,211,716
Linked to deposits	33,755,718	32,811,467	35,321,709
From foreign currency transactions	3,521,768	4,008,489	3,858,133
Insurance agent fee	3,521,043	3,840,993	4,227,101
Linked to securities	907,751	1,128,510	945,540
From guarantees granted	3,554	18,311	11,235

TOTAL	79,331,852	78,123,446	69,575,434

26. Fee and commission expense

	2022	2021	2020
For credit and debit cards	23,080,728	23,312,872	25,064,694
For promotions	2,612,891	3,067,844	5,135,677
For foreign trade transactions	985,471	993,322	818,725
Linked to transactions with securities	15,701	23,315	13,331
Other commission expenses	5,894,233	4,623,450	2,554,624

TOTAL	32,589,024	32,020,803	33,587,051

27. Gains on financial assets and li
ab
ilities at fair value through profit or loss, net

	2022	2021	2020
Income from debt and equity instruments	12,843,272	3,734,512	22,366,638
Gain from foreign currency forward transactions	1,492,046	6,309,957	9,002,174
Gain from the sale of financial assets	500,304	—	—
Interest rate swaps	101,095	94,492	215,575
(Loss)/Gains from put options	(34,657)	(2,302,454)	1,461,299

TOTAL	14,902,060	7,836,507	33,045,686

28. (Profit) Losses on derecognition of financial assets not measured at fair value through profit or loss, net

	2022	2021	2020
(Loss) Income from sale of government securities	217,979	(237,182)	(6,788,453)
(Loss) Income from sale of private securities	71,969	(1,044)	(3,084)

TOTAL	289,948	(238,226)	(6,791,537)

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

29. Exchange differences, net

	2022	2021	2020
Income from trading in foreign currency	12,494,497	12,919,635	17,836,609
Conversion of foreign currency assets and liabilities into pesos	(4,417,520)	(2,128,929)	474,397

TOTAL	8,076,977	10,790,706	18,311,006

30. Other operating income

	2022	2021	2020
Adjustments and interest on miscellaneous receivables	6,829,641	4,918,830	5,534,543
Rental of safe deposit boxes	2,925,146	3,117,323	3,299,502
Fees expenses recovered	825,182	752,919	794,184
Gain from the sale of non-current assets held for sale	456,042	—	—
Proceeds from electronic transactions	366,440	411,110	549,594
Income related to foreign trade	348,181	485,308	491,252
Result for initial recognition of Argentine Government Securities	—	29,794	—
Other operating income	9,411,566	6,249,815	7,922,002

TOTAL	21,162,198	15,965,099	18,591,077

31. Other operating expe
nse
s

	2022	2021	2020
Turnover tax	40,862,687	33,181,788	23,865,474
Provisions for legal and administrative proceedings	3,886,483	474,222	2,954,912
Loss on initial recognition of loans bearing below market interest rate	4,206,914	3,834,403	1,844,065
Provisions for reorganization	2,373,713	4,411,298	8,405,332
Expected credit losses on financial guarantee and loan commitments	2,044,813	1,382,454	1,580,949
Contributions to the Deposits Guarantee Fund (Note 43)	2,032,751	2,193,577	2,048,439
Damage claims	1,478,605	610,158	252,252
Loss from sale or impairment of investment properties and other non-financial assets (Note 16)	12,062	75,821	—
Other operating expenses	4,822,589	6,620,503	4,887,557

TOTAL	61,720,617	52,784,224	45,838,980

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

32. Personnel benefits

	2022	2021	2020
Salaries	37,440,628	36,440,043	38,081,186
Other short term personnel benefits	13,820,668	10,535,005	8,168,604
Social security charges	11,746,203	10,807,161	10,395,529
Personnel compensations and rewards	2,851,951	1,453,204	1,284,268
Personnel services	1,512,186	1,143,901	1,275,827
Termination benefits	224,244	252,580	243,408
Fees to Bank Directors and Supervisory Committee	114,791	127,768	176,967
Other long term benefits	381,568	361,501	293,759

TOTAL	68,092,239	61,121,163	59,919,548

33. Other administrative expenses

	2022	2021	2020
Taxes	14,459,626	13,357,525	13,202,471
Rent	10,497,523	7,966,763	5,516,275
Armored transportation services	7,275,411	8,017,658	6,483,439
Maintenance costs	6,616,785	6,947,956	6,545,166
Administrative services hired	6,197,804	6,230,705	4,769,295
Advertising	3,509,024	3,072,843	2,113,541
Electricity and communications	2,479,506	2,773,520	3,011,517
Other fees	2,279,254	2,690,136	2,841,603
Security services	1,799,102	2,078,355	2,258,434
Insurance	645,592	742,295	652,736
Travel expenses	643,792	316,949	349,270
Stationery and supplies	85,660	125,426	202,279
Other administrative expenses	11,537,853	8,728,054	7,211,216

TOTAL	68,026,932	63,048,185	55,157,242

34. Depreciation and amortiz
atio
n

	2022	2021	2020
Depreciation of property and equipment	7,287,884	8,223,742	8,897,763
Amortization of rights to use leased real estate	2,018,680	2,033,243	2,043,791
Loss from sale or impairment of property and equipment	703,761	73,425	—
Amortization of intangible assets	657,996	421,235	907,194
Depreciation of investment properties	302,815	103,716	103,437
Depreciation of other assets	2,087	17,521	2,776

TOTAL	10,973,223	10,872,882	11,954,961

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

35. Financial instruments risks
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

•	Risks Management Unit.

•	Committees.

•	Reporting Units.

•	Cross-Control Areas.
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
Reporting Units
The Reporting Units are in charge of control procedures for risk in compliance with Central Bank regulations, determining the risk quota for each segment of economic activity and type of financing, preparing fundamental metrics setting forth the principles and general risk profile in the statement of Appetite for Risk. In addition, it is in charge of generating reports for the Risks Management Unit for decision-making process in accordance with internal credit policies and control organizations’ policies, reviewing processes and proposing alternatives.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

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
Recovery
BBVA Argentina also has a Recoveries Area within Risk Management to mitigate the severity of credit portfolios, both regarding the Bank and its subsidiaries, as well as to provide the results directly through collections of write-off
portfolios and indirectly through collections of active portfolios, which imply a reduction of allowances.
Scope and nature of information and/or risk measurement systems
BBVA Argentina has several tools to be used in credit risk management for effective risk control and to facilitate the entire process. The periodic reports are:

•	Progress of Risks.

•	Payment Schedules.

•	Ratings.

•	Dashboard.

•	Early Alerts System.

•	Quarterly tools follow-up sheet.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

Exposure to credit risk
The Group’s credit risk exposure of financial assets, loan commitments and financial guarantees under IFRS 9 with stage allocation by asset classification as of December 31, 2022 and 2021 is provided below:

Credit risk exposure	December 31, 2022	Stage 1	Stage 2	Stage 3
Cash and cash equivalents	178,836,392	178,836,392	—	—

Financial assets at amortized cost	893,852,150	771,059,294	110,212,064	12,580,792

Debt securities	44,527,097	—	44,527,097	—

Wholesale	390,097,138	370,966,529	17,078,867	2,051,742

- Business	168,544,650	157,101,387	9,820,911	1,622,352
- Corporate and Investment Banking	113,352,612	107,308,134	6,044,465	13
- Institutional and international	60,557	2,803	57,175	579
- MSMEs	49,397,216	47,812,102	1,156,316	428,798
- Others	58,742,103	58,742,103	—	—

Retail	406,663,113	347,527,963	48,606,100	10,529,050

- Advances	1,077,336	589,908	317,253	170,175
- Credit cards	264,209,007	227,101,438	32,947,827	4,159,742
- Personal loans	70,941,377	62,527,232	4,400,529	4,013,616
- Pledge loans	27,158,478	25,608,568	738,283	811,627
- Mortgages	42,381,694	30,819,975	10,188,965	1,372,754
- Receivables from financial leases	863,298	848,954	13,208	1,136
- Others	31,923	31,888	35	—

Reverse repurchase agreements	52,564,802	52,564,802	—	—

- BCRA repos	52,564,802	52,564,802	—	—

Financial assets at fair value through other comprehensive income	617,275,646	474,743,734	142,531,912	—

Debt securities	617,275,646	474,743,734	142,531,912	—

Total financial assets risk	1,689,964,188	1,424,639,420	252,743,976	12,580,792

Loan commitments and financial guarantees	213,378,338	194,902,377	18,408,859	67,102

Wholesale	39,880,930	35,314,905	4,554,978	11,047

- Business	14,963,751	12,225,728	2,734,023	4,000
- Corporate and Investment Banking	17,460,813	16,646,205	814,608	—
- Institutional and international	3,682,576	2,937,612	744,964	—
- MSMEs	3,773,790	3,505,360	261,383	7,047

Retail	173,497,408	159,587,472	13,853,881	56,055

- Advances	9,790,301	9,371,002	417,935	1,364
- Credit cards	162,959,370	149,659,487	13,259,575	40,308
- Mortgages	677,186	490,752	172,051	14,383
- Others	70,551	66,231	4,320	—

Total loan commitments and financial guarantees	213,378,338	194,902,377	18,408,859	67,102

Total credit risk exposure	1,903,342,526	1,619,541,797	271,152,835	12,647,894

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

Credit risk exposure	December 31, 2021	Stage 1	Stage 2	Stage 3
Cash and cash equivalents	276,574,172	276,574,172	—	—

Financial assets at amortized cost	1,116,858,224	966,901,255	131,216,445	18,740,524

Debt securities	43,956,008	—	43,956,008	—

Wholesale	345,853,117	308,661,046	30,406,084	6,785,987

- Business	149,451,501	129,739,961	16,530,105	3,181,435
- Corporate and Investment Banking	111,945,948	96,263,799	12,311,878	3,370,271
- Institutional and international	2,703	1,938	97	668
- MSMEs	44,436,903	42,639,286	1,564,004	233,613
- Others	40,016,062	40,016,062	—	—

Retail	459,114,122	390,305,232	56,854,353	11,954,537

- Advances	1,219,920	802,622	229,340	187,958
- Credit cards	294,222,503	259,546,715	30,109,986	4,565,802
- Personal loans	78,598,056	61,477,071	11,810,633	5,310,352
- Pledge loans	34,642,733	33,086,389	696,214	860,130
- Mortgages	49,793,250	34,783,933	14,007,771	1,001,546
- Receivables from financial leases	625,315	597,280	409	27,626
- Others	12,345	11,222	—	1,123

Reverse repurchase agreements	267,934,977	267,934,977	—	—

- BCRA repos	267,934,977	267,934,977	—	—

Financial assets at fair value through other comprehensive income	325,381,377	212,427,417	112,953,960	—

Debt securities	325,381,377	212,427,417	112,953,960	—

Total financial assets risk	1,718,813,773	1,455,902,844	244,170,405	18,740,524

Loan commitments and financial guarantees	173,409,861	160,736,610	12,597,776	75,475

Wholesale	32,989,030	28,361,124	4,610,616	17,290

- Business	15,204,636	13,010,025	2,184,410	10,201
- Corporate and Investment Banking	10,551,603	9,435,127	1,116,476	—
- Institutional and international	4,165,682	3,294,538	871,144	—
- MSMEs	3,067,109	2,621,434	438,586	7,089

Retail	140,420,831	132,375,486	7,987,160	58,185

- Advances	13,781,897	13,379,892	401,687	318
- Credit cards	125,774,817	118,383,977	7,333,974	56,866
- Mortgages	802,068	550,949	250,118	1,001
- Others	62,049	60,668	1,381	—

Total loan commitments and financial guarantees	173,409,861	160,736,610	12,597,776	75,475

Total credit risk exposure	1,892,223,634	1,616,639,454	256,768,181	18,815,999

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

Information on the credit quality of assets
The Group’s credit quality analysis of financial assets under IFRS 9 with risk allocation as of December 31, 2022 and 2021 is provided below:

Credit quality analysis	December 31, 2022	December 31, 2021
Cash and cash equivalents
- Low risk	178,836,392	276,574,172

Total cash and cash equivalents	178,836,392	276,574,172

Wholesale
- Low risk	375,070,574	284,644,882
- Medium risk	36,222,695	80,435,704
- High risk	16,622,010	6,958,284
- Non performing	2,062,789	6,803,277

Total wholesale	429,978,068	378,842,147

Retail
- Low risk	443,083,288	455,348,908
- Medium risk	120,527,862	129,498,496
- High risk	5,964,266	2,674,827
- Non performing	10,585,105	12,012,722

Total retail	580,160,521	599,534,953

Reverse repurchase agreement
- BCRA repos (CCC+)	52,564,802	267,934,977

Total reverse repurchase agreement	52,564,802	267,934,977

Debt securities
- BCRA Liquidity Bills (CCC+)	471,020,799	209,779,172
- Government securities (CCC-)	187,059,009	156,909,968
- Corporate bonds (B)	3,722,935	1,775,426
- Corporate bonds (CCC+)	—	872,819

Total debt securities	661,802,743	369,337,385

Total credit risk exposure	1,903,342,526	1,892,223,634

The amounts included in the table above represent the Entity’s maximum exposure to credit risk as of December 31, 2022, without taking account of any collateral held or other credit enhancements. In order to mitigate credit risk, the value of the collateral held as security and other credit enhancements, as of December 31, 2022, amounted to 349,876,983, and therefore the Entity’s net exposure amounted to 1,553,465,543.
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
The following are the principal types of collateral managed by BBVA Argentina

•	Guarantees: It includes sureties or unsecured instruments.

•	Joint and several guarantee: upon default on payment, the creditor may collect the unpaid amount from either the debtor or the surety.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

•	Joint guarantee: in this case the guarantors and debt-holders are liable in proportion to their interest in the company / transaction and restricted to such amount or percentage.

•	Security interest: it includes guarantees based on tangible assets, which are classified as follows:

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
Financial risks
The Financial Risks Management of the Risks Management area applies the criteria, policies and procedures defined by the Board of Directors to manage, with a follow-up
and control of its proper application, and proposing the necessary actions to maintain the quality of risk within the defined appetite for risk.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

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
The market risk measurement perimeter is the trading portfolio (trading book) managed by the Global Markets unit. This portfolio mainly consists of:

•	Argentine Government Securities.

•	BCRA Liquidity Bills

•	Corporate Bonds.

•	Foreign exchange spot.

•	Derivatives (Exchange rate Futures and Forwards and Interest rate swaps).
The following tables show the trading portfolio total VaR and VaR per risk factors based on daily VaR information:
VaR (in millions of pesos)

	Year ended December 31, 2022	Year ended December 31, 2021
Average	141.13	222.66
Minimum	48.71	37.04
Maximum	263.07	504.43
Closing	112.22	88.76

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

VaR per risk factors – (in millions of pesos)

VaR interest rate	Year ended December 31, 2022	Year ended December 31, 2021
Average	157.79	211.15
Minimum	49.32	5.75
Maximum	298.07	503.39
Closing	121.29	90.95

VaR foreign exchange rate	Year ended December 31, 2022	Year ended December 31, 2021
Average	1.05	43.11
Minimum	-0.47	0.99
Maximum	65.11	157.89
Closing	0.15	1.29
Currency risk
The position in foreign currency is shown below:

	Total as of December 31, 2022	As of December 31, 2022 (per currency)				Total as of December 31, 2021
		US Dollar	Euro	Real	Other
ASSETS
Cash and cash equivalents	248,413,103	241,650,711	6,289,801	34,874	437,717	291,823,571
Financial assets at fair value through profit or loss - Debt securities	3,520,000	3,520,000	—	—	—	—
Other financial assets	19,230,506	19,225,936	4,570	—	—	16,582,433
Loans and advances	38,533,754	38,396,582	137,172	—	—	37,076,763
Financial assets at fair value through other comprehensive income - Debt securities	5,466,376	5,466,376	—	—	—	4,185,662
Financial assets at fair value through other comprehensive income - Equity instruments	60,251	60,251	—	—	—	69,822

TOTAL ASSETS	315,223,990	308,319,856	6,431,543	34,874	437,717	349,738,251

LIABILITIES
Deposits	286,006,802	281,212,547	4,794,255	—	—	323,807,648
Other financial liabilities	21,896,248	20,919,414	855,481	—	121,353	20,014,128
Bank loans	1,109,729	1,023,014	86,715	—	—	991,012
Other liabilities	11,786,828	6,227,565	5,559,263	—	—	8,421,778

TOTAL LIABILITIES	320,799,607	309,382,540	11,295,714	—	121,353	353,234,566

NET LIABILITIES	(5,575,617)	(1,062,684)	(4,864,171)	34,874	316,364	(3,496,315)

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

The notional values of forward transactions, foreign currency forwards and interest rate swaps are detailed in Note 5.2.
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
The following table shows the sensitivity of the economic value (SEV), to +100 basis points variation presented as a proportion of Core Capital:
SEV +100 bps

	December 31, 2022	December 31, 2021
Closing	0.62%	0.95%
Minimum	0.62%	0.54%
Maximum	1.42%	1.34%
Average	1.00%	0.81%
The following table shows the sensitivity of the financial margin (SFM), to
-100
basis points variation presented as a percentage of
12-month
forecast net interest income:
SFM
-100
bps

	December 31, 2022	December 31, 2021
Closing	0.47%	0.97%
Minimum	0.43%	0.72%
Maximum	1.01%	1.22%
Average	0.75%	0.95%
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
Within the core metrics used for measurement,
follow-up
and control of this risk, management considers the following to be most relevant:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

LtSCD: (Loan to Stable Customers Deposits), measures the relationship between the net credit investment and the customers’ stable resources, and is set forth as the key metric of appetite for risk. The goal is to preserve a stable financing structure in the medium and long term.
Below are the Bank’s LtSCD ratios as of the dates indicated:

	December 31, 2022	December 31, 2021
LtSCD Closing	58.0%	58.1%
Max	62.8%	61.8%
Min	54.6%	52.7%
Avg	58.6%	57.7%
LCR: (Liquidity Coverage Ratio), BBVA Argentina calculates the liquidity coverage coefficient daily by measuring the relation between high quality liquid assets and total net cash outflows during a
30-day
period.
Below are the Bank’s LCR ratios as of the dates indicated:

	December, 2022	December, 2021
LCR Closing	348%	320%
Max	348%	346%
Min	223%	304%
Avg	278%	320%
The following chart shows the concentration of deposits as of December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	97,819,282	7.45%	147,859,331	10.72%
50 following largest customers	141,088,812	10.74%	153,801,795	11.15%
100 following largest customers	53,449,577	4.07%	66,893,598	4.85%
Rest of customers	1,021,462,557	77.74%	1,011,235,286	73.28%

TOTAL	1,313,820,228	100.00%	1,379,790,010	100.00%

The following chart shows the breakdown by contractual maturity of loans and advances, other financing and financial liabilities considering the total amounts to their due date, as of December 31, 2022 and 2021:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

	Assets (*)		Liabilities (*)
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Up to 1 month (**)	371,517,021	365,856,606	1,260,157,221	1,364,434,848
From more than 1 month to 3 month	121,434,474	111,445,237	107,111,751	69,831,480
From more than 3 month to 6 month	91,326,749	91,197,252	110,068,684	110,144,027
From more than 6 month to 12 month	75,946,906	91,402,986	4,300,628	5,806,892
From more than 12 month to 24 month	80,308,421	75,726,097	3,336,028	6,510,574
More than 24 months	139,087,706	125,988,194	5,046,027	7,152,401

TOTAL	879,621,277	861,616,372	1,490,020,339	1,563,880,222

(*)	These figures includes expected interest amounts. For floating rate instruments such interest amounts were calculated using interest rate prevailing at the end of each period.
(**)	The Bank has liquid assets such as cash and cash equivalents (Note 4), reverse repurchase agreements (Note 6.3) and BCRA liquidity bills (Note 10.1), among others, to settle its liabilities.
Additionally, the Bank has issued financial guarantees and loan commitments which may require outflows on demand.

Financial guarantees and loan commitments	December 31, 2022	December 31, 2021
Up to 1 month	837,387,924	571,695,645
From more than 1 month to 3 month	6,440,802	2,686,685
From more than 3 month to 6 month	4,724,639	1,100,387
From more than 6 month to 12 month	2,443,748	1,063,368
From more than 12 month to 24 month	506,280	265,392
More than 24 months	914,400	1,231,833

TOTAL	852,417,793	578,043,310

The amounts of the Bank’s financial assets and liabilities, which were expected to be collected or paid twelve months after the closing date as of December 31, 2022 and 2021 are set forth below:

	December 31, 2022	December 31, 2021
Financial assets
Loans and advances	219,396,127	201,714,290
Debt securities	1,683,443,548	48,990,253
Other financial assets	7,576,707	15,392,699

Total	1,910,416,382	266,097,242

Financial liabilities
Other financial liabilities	5,915,713	8,398,830
Bank loans	2,388,669	5,019,080
Debt securities issued	—	195,952
Deposits	77,673	49,113

Total	8,382,055	13,662,975

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

36. Fair values of financial instruments

a)	Assets and liabilities measured at fair value
The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2022 is detailed below:

	Book value	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets at fair value through profit or loss
- Debt securities	25,519,962	25,519,962	3,917,279	21,602,683	—
- Derivatives	2,268,201	2,268,201	—	2,268,201	—
- Equity instruments	4,804,583	4,804,583	4,804,583	—	—
Financial assets at fair value through other comprehensive income
- Debt securities	617,275,646	617,275,646	68,789,245	547,836,102	650,299
- Equity instruments	60,468	60,468	—	60,468	—

Total	649,928,860	649,928,860	77,511,107	571,767,454	650,299
Financial liabilities at fair value through profit or loss
- Derivatives	334,340	334,340	—	334,340	—

Total	334,340	334,340	—	334,340	—
The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2021 is detailed below:

	Book value	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets at fair value through profit or loss
- Debt securities	2,721,113	2,721,113	2,719,594	1,519	—
- Derivatives	5,486,313	5,486,313	—	5,486,313	—
- Equity instruments	12,473,124	12,473,124	4,459,498	—	8,013,626
Financial assets at fair value through other comprehensive income
- Debt securities	325,381,377	325,381,377	107,419,154	215,933,998	2,028,225
- Equity instruments	70,288	70,288	—	70,288	—

Total	346,132,215	346,132,215	114,598,246	221,492,118	10,041,851
Financial liabilities at fair value through profit or loss
- Derivatives	612,069	612,069	—	612,069	—

Total	612,069	612,069	—	612,069	—

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

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
Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Government Bonds, together with a minor share in Argentine Treasury Bills, Corporate Bonds and Equity Instruments. Likewise, financial derivatives are classified at fair value, which include futures that are valued at the price of the market where they are traded and foreign currency NDF
(non-delivery
forwards), put options, and interest rate swaps.
b)
Transfers between hierarchy levels
b.1) Transfers from Level 1 to Level 2
There were no transfers from Level 1 to Level 2 for instruments measured at fair value through profit or loss or through OCI as of period-end.
b.2) Transfers from Level 2 to Level 1
The following instruments measured at fair value were transferred from Level 2 to Level 1 of the fair value hierarchy as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Treasury Bonds adjusted by 1.20% CER in pesos maturing 03-18-2022	—	8,231,290
Treasury Bonds adjusted by 1.50% CER in pesos maturing 03-25-2024	—	24,803,535
Treasury Bonds adjusted by 1.40% CER in pesos maturing 03-25-2023	—	18,929,424
Treasury Bonds adjusted by 1.30% CER in pesos maturing 09-20-2022	—	21,055,446
The transfer is due to the fact that the bonds were listed on the market the number of days necessary to be considered Level 1. As of December 31, 2022, there were no transfers from Level 2 to Level 1.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

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
In the case of Argentine Treasury bonds and bills, MAE’s prices are used; if the bonds are not listed within the last 10 business days, then a theoretical valuation is made discounting cash flows using the related discount curve. Except for BCRA internal bills in US dollars to be settled in Argentine pesos at the benchmark exchange rate (LEDIV), which cannot be transferred and do not accrue any interest, they are valued at their latest subscription price.
Liquidity bills issued by the BCRA without quoted prices in MAE on the last day of the month were assigned a theoretical value, discounting cash flows using the monetary policy rate. In the case of Corporate Bonds in Dollars, we value them by bringing the future flow of funds to present value with an interest rate curve with comparable Corporate Bonds.
Swaps
For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the curve estimated on the basis of fixed-rate peso-denominated bonds and bills issued by the Argentine Government.
Non-Deliverable
Forwards (“NDFs”)
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
The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

Investments in Equity Instruments
As of December 31, 2021, the calculation of the fair value of the interest held in Prisma Medios de Pago S.A. classified at Level 3, had been determined by the Entity’s Management based on the valuation report carried out by an independent expert, who used a technique for measuring discounted future cash flows with an income approach (Note 5.3).
Corporate Bonds
The fair value of the following corporate bonds held in portfolio:

•	ON Arcor (ON ARCOR17)

•	ON Refi Pampa (ON REF2B)
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
The most relevant
non-observable
inputs include:

•	Latest market price

•	Projected UVA
The tables below show a sensitivity analysis for each of the above-mentioned securities:

Latest market price scenarios	Changes in final price
	REF2B	ARCOR17
+ 2%	2%	2%
+ 5%	5%	5%
+ 10%	10%	10%

UVA	Changes in final price
Scenarios	ON ARCOR17	ON REF2B
+ 3%	3%	3%
+ 5%	5%	5%
+ 10%	10%	10%

Sell Options
The sensitivity analysis (based on the price of the underlying asset) for the put options in the Bank’s portfolio is presented below.
The put options in the Bank’s portfolio with their corresponding underlying asset are detailed below:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

Asset	Underlying
PJ3N6U001	BONO TDJ23
PL3N7V001	BONO TDL23
PF3N2H001	LT X17F3
X3JN6G001	LCER16J3$
XY3N5J001	LT X19Y3
Put-
Underlying

Scenarios	Changes in final price
Changes % Price Sub	PJ3N6U001	PL3N7V001	PF3N2H001	X3JN6G001	XY3N5J001
-6.000%	6.055%	5.962%	10.464%	7.564%	9.675%
-4.000%	4.037%	3.975%	6.976%	5.043%	6.450%
-2.000%	2.018%	1.987%	3.488%	2.521%	3.225%
0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
2.000%	0.000%	0.000%	0.000%	0.000%	0.000%
6.000%	0.000%	0.000%	0.000%	0.000%	0.000%

b.4) Reconciliation of opening and ending balances of Level 3 assets and liabilities at fair value
The following table shows a reconciliation between opening balances and final balances of Level 3 fair values as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Balance at the beginning of the fiscal year	10,041,850	21,216,194
Investments in equity instruments – Prisma Medios de Pago S.A. (*)	—	(2,889,935)
Derivatives - Put options - Prisma Medios de Pago S.A. (*)	—	(2,302,454)
Other financial assets - Receivable from Prisma Medios de Pago S.A.	(4,412,028)	—
Gain from the sale of financial assets - Prima Medios de Pago S.A.	500,304	—
Private securities - Corporate bonds	(390,921)	2,028,225
Dividends received	—	(1,134,220)
Net monetary inflation adjustment	(5,088,906)	(6,875,960)

Balance at year-end	650,299	10,041,850

(*)	Presented in Gains on financial assets and liabilities at fair value through profit or loss, net.

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

•	Fixed rate financial instruments

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium
(non-observable
input) that expresses the added value or additional cost necessary to dispose of the asset.

•	Variable rate financial instruments
For financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.
The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2022 is detailed below:

	Book value	Total fair value		Level 2 Fair value	Level 3 Fair value
Financial assets

Cash and cash equivalents	296,196,991	(a	)	—	—
Other financial assets	58,311,991	(a	)	—	—
Debt securities	37,817,766	44,528,179		44,528,179	—
Loans and advances	717,096,502	671,279,688		—	671,279,688
Reverse repurchase agreements	52,473,208	(a	)	—	—

Financial liabilities

Deposits	1,313,820,228	1,288,323,903		1,288,323,903	—
Other financial liabilities	118,432,421	(a	)	—	—
Bank loans	19,873,142	19,167,220		19,167,220	—
Debt securities issued	191,183	189,970		189,970	—
The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2021 is detailed below:

	Book value	Total fair value		Level 2 Fair value	Level 3 Fair value
Financial assets

Cash and cash equivalents	425,189,092	(a	)	—	—
Other financial assets	55,394,122	(a	)	—	—
Debt securities	38,681,287	43,019,867		43,019,867	—
Loans and advances	738,256,313	726,833,853		—	726,833,853
Reverse repurchase agreements	267,612,482	(a	)	—	—

Financial liabilities

Deposits	1,379,790,010	1,363,503,360		1,363,503,360	—

Other financial liabilities	119,977,796	(a	)	—	—
Bank loans	22,903,783	22,381,778		22,381,778	—
Debt securities issued	979,760	776,393		776,393	—

a)	The Group does not report the fair value as the accounting values are a reasonable approximation of the fair values.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

37. Segment reporting
Basis for segmentation
The Bank identified the operating segments based on the management information reviewed by the chief operating decision maker. As of December 31, 2022, and 2021, the Group has determined that it has only one reportable segment related to banking activities.
Most of the Group’s operations, property and customers are located in Argentina. No customer has generated 10% or more of the Group’s total income.
The following is relevant information on loans and deposits by business line as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Financial assets at amortized cost - Loans and advances	717,096,502	738,256,313
Corporate banking	67,395,683	60,631,384
Small and medium companies	261,891,287	243,198,293
Retail	387,809,532	434,426,636

Other assets	1,234,844,106	1,270,022,667

TOTAL ASSETS	1,951,940,608	2,008,278,980

Financial liabilities at amortized cost – Deposits	1,313,820,228	1,379,790,010
Corporate banking	284,070,714	303,344,471

Small and medium companies	243,413,985	290,098,168
Retail	786,335,529	786,347,371

Other liabilities	276,718,972	310,949,187

TOTAL LIABILITIES	1,590,539,200	1,690,739,197

The information in relation to the operating segment (Group banking activity) is the same as that set out in the Consolidated Statement of Profit or Loss, considering that it is the measure used by the Entity’s highest authority in making decisions about the allocation of resources and performance evaluation.
38. Related parties

a)	Parent
The Bank’s direct controlling entity is Banco Bilbao Vizcaya Argentaria, S.A.

b)	Key Management personnel
Key management personnel are those having the authority and responsibility for planning, managing and controlling the Bank’s activities, whether directly or indirectly.
Based on that definition, the Bank considers the members of the Board of Directors as key management personnel.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

b.1)	Remuneration of key management personnel
The key personnel of the Board of Directors received the following compensations for the years ended December 31, 2022, 2021 and 2020:

	December 31, 2022	December 31, 2021	December 31, 2020
Fees	90,436	105,841	149,190
Total	90,436	105,841	149,190

b.2)	Balances and results arising from transactions with key management personnel

	Balances as of		Results
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2020
Loans
Credit cards	21,011	6,934	4,476	2,104	3,325
Overdrafts	2	—	16	—	—
Mortgage loans	1,056	2,153	16,521	458	750
Deposits	38,482	25,121	369	689	3,161
Loans are granted on an arm’s length basis. All loans to key management personnel were classified as performing.

b.3)	Balances and results arising from transactions with related parties (except key management personnel)

	Balances as of		Results
Parent	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2020
Cash and other demand deposits	686,084	1,220,905	—	—	—
Financial assets pledged as collateral	56,681	—	—	—	—
Other financial assets	526,899	1,023,511	—	—	—
Other liabilities	26,274,291	41,268,916	13,187,626	7,838,054	2,122,487
Derivatives (Liabilities)	11,079	—	22,175	1,165,030	1,134,491
Off-balance sheet transaction

Securities in custody (b)	184,347,603	176,945,998	—	—	—
Derivative instruments (Notional amount)	1,932,874	—	—	—	—
Guarantees granted (c)	2,308,001	2,648,230	9,752	15,172	17,512
Guarantees received	2,724,690	2,768,006	—	—	—

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

	Balances as of		Results
Subsidiaries / Associates / Joint Ventures	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2020

Cash and other demand deposits	595	1,270	—	—	—
Loans and advances	14,593,454	17,452,281	8,978,184	7,793,938	9,022,462
Debt securities at fair value through profit or loss	—	1,519	—	3,387	226,110
Derivatives (Assets)	29,780	—	102,385	—	—
Other financial assets	427,700	397,218	—	—	—
Deposits	1,655,409	2,044,353	299,568	276,331	24,895
Other liabilities	23	887	48	8,000	3,999
Financing received	160,526	—	66,931	—	37,103
Derivatives (Liabilities)	—	—	—	—	168,901
Debt securities issued	—	—	—	—	72,188
Fee and commission income	—	—	265	—	—
Other operating income (a)	—	—	278,516	137,771	147,038

Off-balance sheet transaction

Interest rate swaps (notional amount)	1,500,000	—	—	—	—
Securities in custody (b)	8,065,695	7,679,790	—	—	5,294
Guarantees received	858,043	1,973,933	—	—	—
Guarantees granted (c)	—	1,599	—	—	403

(a)	Operating leases.
(b)	These balances represent the shares in custody of Banco BBVA Argentina SA held by BBVA and BBV América.
(c)	These balances represent commercial guarantees granted.
Transactions have been agreed upon on an arm’s length basis. All loans to related parties were classified as performing.
39. Leases
The Group as lessee
The Group leases branches under lease contracts. Leases are typically for a term of 5 years, with the option to renew after that date. Payments for leases are increased annually to reflect the market conditions.
Below are the minimum future payments of leases under lease contracts not subject to cancellation as of December 31, 2022 and 2021:

	Leases in U.S. dollars	Leases in local currency	Total December 31, 2022	Total December 31, 2021
Up to 1 year	272,181	36,957	309,138	442,973
From 1 to 5 years	2,824,095	332,634	3,156,729	3,954,784
More than 5 years	651,546	9,324	660,870	1,293,695

TOTAL			4,126,737	5,691,452

The interest on liabilities from finance lease and exchange rate difference recognized in profit or loss as of December 31, 2022, amounts to
621,630
and
4,141,131
, respectively.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

40. Investment Portfolio - Government and Corporate Securities
The Group owns, manages and trades a portfolio of securities issued by the Argentine and other governments and corporate issuers. The following table sets out the Group’s investments in Argentine and other governments and corporate securities as of December 31, 2022, 2021 and 2020 by type and currency of denomination.

	As of December 31,
	2022	2021
	(in thousands of pesos)

Government securities
In pesos:
Argentine Government bonds	156,496,037	128,559,737
Argentine Treasury bills	37,679,304	27,917,365
Liquidity Bills issued by the BCRA	483,510,689	209,779,172

Total government securities in pesos	677,686,030	366,256,274

In foreign currency:
Argentine Government bonds	3,788,200	3,152,459
Liquidity Bills issued by the BCRA	2,125,540	—

Total government securities in foreign currency	5,913,740	3,152,459

Total government securities	683,599,770	369,408,733

Corporate securities
Listed
Equity securities	60,468	70,288

Total corporate securities—listed	60,468	70,288

Unlisted
Debt securities	3,722,935	2,649,764

Total corporate securities—unlisted	3,722,935	2,649,764

Investment funds	3,926,704	3,710,885

Total investment funds	3,926,704	3,710,885

The table below presents the issuer of which, as of December 31, 2022, the Group held securities in excess of 10% of the stockholder equity as of such date:

Issuer	Book value	Market value
	(in thousands of pesos)
BCRA	468,834,745	468,834,745
Argentine Government	198,012,723	198,013,805
41. Restrictions to the distribution of earnings

a)
In accordance with the regulations of the BCRA 20% of the income for the year plus/less adjustments of prior years’ results, transfers from other comprehensive income to unappropriated retained earnings and less the accumulated loss at the end of the previous year, if any, must be allocated to the legal reserve. Consequently, the next Shareholders’ Meeting must apply 11,765,158 of Retained Earnings to increase the balance of such reserve.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

b)
The mechanism to be followed by financial institutions to assess distributable balances is defined by the BCRA by means of the regulations in force on “Distribution of earnings” provided that certain situations are not verified, namely: to receive financial assistance from such entity due to illiquidity, shortfalls as regards minimum capital requirements or minimum cash requirements, to fall under the scope of the provisions of Sections 34 and 35 bis of the Financial Institutions Law (sections referred to regularization and correction plans and restructuring of the Entity), among other conditions detailed in the referred communication to be complied with. Furthermore, distribution of earnings as approved by the Entity’s Shareholders’ Meeting shall not be effective unless approved by the Superintendency of Financial and Foreign Exchange Institutions of the B.C.R.A.

In addition, no distributions of earnings shall be made with the profits resulting from the first time application of IFRS, which shall be included as a special reserve, and the balance of which as of December 31, 2022 amounted to 40,633,033.
Besides, the Entity shall verify that, once the proposed distribution of earnings is made, a capital conservation margin equivalent to 2.5% of the risk-weighted assets is kept, which is additional to the minimum capital requirement set forth by law, and shall be paid in with level 1 ordinary capital (COn1), net of deductible concepts (CDC0n1).
Furthermore, in accordance with Communication “A” 7312 of the BCRA, distribution of earnings was suspended until December 31, 2021. In accordance with the provisions of Communication “A” 7421 of the BCRA, effective from January 1 to December 31, 2022, financial institutions were able to distribute earnings for up to 20% of the amount that would have corresponded to them. As from January 1, 2022, those financial institutions that have obtained the authorization of the BCRA were able to distribute earnings in 12 equal, monthly and consecutive installments.
In accordance with the provisions of Communication “A” 7719 of the BCRA, effective from April 1 to December 31, 2023, financial institutions may distribute earnings for up to 40% of the amount that would have corresponded to them. As from April 1, 2023, those financial institutions that have obtained the authorization of the BCRA must distribute earnings in 6 equal, monthly and consecutive installments.

c)
Pursuant to the provisions of General Resolution 622 of the CNV, the Shareholders’ Meeting that considers the annual financial statements shall resolve upon the specific use of accumulated earnings of the Entity.

In compliance with the above, on May 15, 2020, the Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

•	To allocate 6,201,640 (24,824,297 in restated values) out of unappropriated retained earnings for fiscal year 2019 to the legal reserve.

•	To allocate 24,806,560 (99,297,186 in restated values) out of unappropriated retained earnings for fiscal year 2019 to the other reserve for future distribution of earnings.

•	To allocate 2,500,000 (9,007,273 in restated amounts) to the payment of a cash dividend subject to the prior authorization of the BCRA.
On November 20, 2020, the General Extraordinary Shareholders’ Meeting was held approving the partial reversal of the other reserve for future distribution of earnings in the amount of 12,000,000 (36,696,156 in restated amounts) and considering a supplementary dividend for the same amount, in order to increase the amount of the cash dividend approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on May 15, 2020, all subject to the prior authorization of the BCRA.
On April 20, 2021, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

•
To absorb the amount of 29,431,352 (86,535,239 in restated values) of the other reserve for future distribution of earnings to apply it to the negative balance of Unappropriated Retained Earnings as of December 31, 2020.

•
To approve the partial reversal of the other reserve for future distribution of earnings in order to allocate the amount of 7,000,000 (17,507,119 in restated values) to the payment of a cash dividend subject to the prior authorization of the BCRA.

On November 3, 2021, the General Extraordinary Shareholders’ Meeting was held approving the partial reversal of the other reserve for future distribution of earnings in the amount of 6,500,000 (13,147,752 in restated amounts) and considering a supplementary dividend for the same amount, in order to increase the amount of the cash dividend approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2021, all subject to the prior authorization of the BCRA.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

On April 29, 2022, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

•	To allocate 3,934,134 (7,663,421 in restated values) out of unappropriated retained earnings for fiscal year 2021 to the legal reserve.

•	To allocate 15,736,535 (30,653,683 in restated values) out of unappropriated retained earnings for fiscal year 2021 to the other reserve for future distribution of earnings.

•
Also, in relation to the dividends approved by the Shareholders’ Meetings of May 15, 2020, November 20, 2020, April 20, 2021 and November 3, 2021, authorization was applied for to the BCRA for the distribution of 13,165,209.

On June 7, 2022, the BCRA approved the distribution of 13,165,209 as dividends, which have been made available to shareholders.
As of December 31, 2022, the balance of 14,834,791 registered under other non-financial
liabilities corresponds to the remaining dividends payable approved by the 2020 and 2021 shareholders’ meetings.
42. Restricted assets
As of December 31, 2022 and 2021, the Group had the following restricted assets:

a)	The Entity used as security for loans agreed under the Global Credit Program for MSMEs granted by the Inter-American Development Bank (IDB):

	December 31, 2022	December 31, 2021
Argentine Treasury Bonds adjusted by CER in pesos maturing in 2023	—	45,977
Argentine Treasury Bonds adjusted by CER in pesos maturing in 2024	41,310	216,220

	41,310	262,197

b)
Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 46,195,119 and 39,506,104 as of December 31, 2022 and 2021, respectively.

43. Banking deposits guarantee insurance system
Law 24,485 and Decree 540/95 provided for the creation of the Deposit Guarantee Insurance System, with the purpose of covering the risks of bank deposits, in a subsidiary and complementary manner to the system of privileges and protection of deposits established by the Financial Institutions Law.
That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the exclusive purpose of managing the Deposits Guarantee Fund, the shareholders of which, pursuant to the changes introduced by Decree 1292/96, are the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each such financial institution, based on their respective contributions to the Deposit Guarantee Fund.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

Deposits in pesos and foreign currency made with the participating entities under the form of checking accounts, savings accounts, time deposits or otherwise as determined by the BCRA up to the amount of 1,500 and which meet the requirements of Decree 540/95 and those to be set forth by the enforcement authority shall fall within the scope of said decree.
Additionally, through Communication “A” 7661 of December 22, 2022, the BCRA determined that as of January 1, 2023, coverage will be up to 6,000.
In August 1995, SEDESA was incorporated, and the Entity has an 8.6374% share of its capital stock as of December 31, 2022 (BCRA Communication “B” 12,503).
As of December 31, 2022 and 2021, the contributions to the Deposit Guarantee Fund were recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 2,032,751 and 2,193,577, respectively.
44. Minimum cash and minimum capital

a)	Minimum cash
The BCRA establishes different regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.
Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period on an individual basis. The items included for the purpose of meeting that requirement are detailed below:

Accounts	December 31, 2022	December 31, 2021
Balances at the BCRA
BCRA – current account – not restricted	161,300,804	276,333,118
BCRA – special guarantee accounts – restricted	13,866,345	14,215,377

	175,167,149	290,548,495

Argentine Treasury Bonds in pesos due 05-23-2027	32,432,677	—
Argentine Treasury Bonds in pesos at BADLAR privated rate due 11-23-2027	12,094,420	—
Argentine Treasury Bonds in pesos at fixed rate due May 2022	—	43,956,008
Others	18,535,678	—
Liquidity Bills – BCRA	483,450,175	209,779,172

TOTAL	721,680,099	544,283,675

b)	Minimum capital
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

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
The breakdown of minimum capital at consolidated level is detailed below:

Minimum capital requirements	December 31, 2022	December 31, 2021
Credit risk	70,375,610	81,638,973
Operational risk	28,301,276	29,492,236
Market risk	1,480,984	442,182
Total capital	307,905,339	276,892,141

Excess capital	207,747,469	165,318,750

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (in thousands of Argentine pesos) (cont.)

45. Subsequent events
Play Digital S.A. – Capital contribution
On February 24, 2023, an irrevocable capital contribution on account of future subscription of shares was made to Play Digital S.A., amounting to 396,030. Such contribution was made in order to have working capital for the performance of activities.
The Bank’s ownership interest in Play Digital S.A. as of the date of the contribution reached 11.057%
.
Voluntary Government Debt Securities SWAP
As per the Article 11 of the Decree No. 331/2022, in March 2023, the Argentine Ministry of Economy invited the holders of certain investments to enter into a voluntary debt swap. The Bank decided to enter into that swap with instruments for a Nominal Value of 38,400,858, generating a profit of approximately 280,368. Likewise, put options have been purchased for a Nominal Value of 44,123,922
No
other events or transactions have occurred between
year-end
and the date of these Consolidated Financial Statements which may significantly affect the Entity’s financial position or results of operations as of December 31, 2022.