Form 20-F
period 2023-12-31
Banco BBVA Argentina S.A.
filed 2024-04-17
CIK 913059

As filed with the Securities and Exchange Commission on April 17, 2024

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing the right to receive three ordinary shares, par value Ps.1.00 per share	New York Stock Exchange
Ordinary shares, par value Ps.1.00 per share	New York Stock Exchange*

*	The ordinary shares are not listed for trading,but are listed only in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.
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
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non -accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b -2 of the Exchange Act. (Check one):

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

FORWARD-LOOKING STATEMENTS

This Form 20-F contains words, such as “believe”, “expect”, “estimate”, “intend”, “plan”, “may” and “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. Actual results could differ materially as a result of factors beyond our control, including but not limited to:

•	changes in general economic, business or political or other conditions in the Republic of Argentina (“Argentina” or “the Republic”) or changes in general economic or business conditions in worldwide;

•	governmental intervention and regulation (including banking and tax regulations);

•	developments in the global financial markets;

•	deterioration in the Argentine financial system or regional business and economic conditions;

•	inflation;

•	the outbreak and spread of a pandemic and other large-scale public health events;

•	changes in exchange rates or capital markets in general that may affect policies towards or lending to Argentina or Argentine companies;

•	changes in interest rates which may adversely affect our margins;

•	adverse legal or regulatory disputes or proceedings;

•	credit and other risks of lending, such as increases in defaults by borrowers and other delinquencies;

•	increase in the provisions for loan losses;

•	fluctuations and declines in the value of Argentine public debt;

•	decreases in deposits or in the number of our customers;

•	competition in the banking, financial services and related industries and the loss of market share;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt, equity or wholesale financing on attractive terms or at all; and

•	the factors discussed under “Item 3. Key Information—D. Risk Factors”.

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

PRESENTATION OF FINANCIAL INFORMATION

General

The Bank’s audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 included herein (the “Consolidated Financial Statements”) are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

All 2023, 2022 and 2021 data included in this report have been prepared in accordance with IFRS-IASB for the sole purpose of filing this annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).

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

(ii)

for 2021, the accounting treatment applied to the investment held by the Bank in Prisma Medios de Pago S.A., which was made on the basis of the provisions of Memoranda No. 7/2019 and No. 8/2021 issued by the BCRA, each dated on April 29, 2019 and May 22, 2021, respectively. In March 2022, we transferred to a third party the shares we owned in Prisma Medios de Pago S.A and, as a result the income (loss) thereof was recorded in the three-month period ended March 31, 2022. If the fair value of our interest in Prisma Medios de Pago S.A. had been determined on the basis of IFRS-IASB, the income (loss) for previous years and for the year ended December 31, 2022 would have been different. This accounting treatment does not affect the shareholders’ equity value as of December 31, 2022; and

(iii)

the treatment to be applied to uncertain tax positions, which follows the guidance prescribed by Memorandum No. 6/2017 Financial Reporting Framework Established by the BCRA issued on May 29, 2017. As of December 31, 2021, such provision had been reversed in the statutory consolidated financial statements.

Because of such differences, our statutory consolidated annual financial statements for the fiscal years ended December 31, 2023, 2022 and 2021 are not comparable with the Consolidated Financial Statements included herein. In addition, we will continue to have differences during 2024 between our statutory consolidated financial statements and the financial statements required by IFRS-IASB. We do not intend to report in accordance with IFRS-IASB on an interim basis during 2024. Consequently, our interim financial information for 2024 will not be comparable with the Consolidated Financial Statements and other information contained in this annual report on Form 20-F. We refer in this annual report on Form 20-F to IFRS-IASB as adjusted by the regulations of the BCRA as “IFRS-BCRA”.

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

Unless otherwise indicated, financial information contained in this annual report reflects the consolidation of the following subsidiaries at the year end and for the fiscal years indicated below:

As of and for the year ended December 31,
Entity	2023	2022	2021
Volkswagen Financial Services Compañía Financiera S.A.	X	X	X
Consolidar AFJP S.A. (undergoing liquidation proceedings)	X	X	X
BBVA Asset Management Argentina S.A.U.	X	X	X
PSA Finance Argentina Compañía Financiera S.A.	X	X	X

IAS 29 Financial Reporting in Hyperinflationary Economies requires that an entity whose functional currency is the currency of a hyperinflationary economy must state its assets, liabilities, income and expenses in terms of the measuring unit current at the end of the reporting period (December 31, 2023). The Bank has applied IAS 29 as follows for purposes of the Consolidated Financial Statements:

•

Restated the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and consolidated statements of cash flow for the years ended December 31, 2022 and 2021.

•	Restated the consolidated statement of financial position as of December 31, 2022.

•	Adjusted the consolidated statement of financial position as of December 31, 2023.

•

Adjusted the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and consolidated statements of cash flow for the year ended December 31, 2023, including the calculation and separate disclosure of the gain or loss on the net monetary position.

For further information regarding the methodology and criteria applied see Note 2.1.5 to the Consolidated Financial Statements.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Exchange Rates” for information regarding the evolution of rates of exchange since 2019.

All figures and percentages of variations in this annual report on Form 20-F, unless otherwise stated, are presented in the measuring unit current at December 31, 2023. All comparisons of the financial system contained in this annual report on Form 20-F are presented in nominal terms.

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

•

“Consolidated Financial Statements” means our audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, prepared in accordance with IFRS-IASB and included in this annual report on Form 20-F.

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

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks:

•	Risks Relating to Argentina

•	economic and political instability in Argentina;

•	current levels of inflation;

•	high levels of public spending;

•	the Argentine economy could be adversely affected by economic events in other markets;

•	a decline in international prices for or in the amount of Argentina’s principal commodity exports;

•	exchange controls and restrictions on capital inflows and outflows;

•	the insufficiency of the measures adopted to resolve the crisis in the energy sector;

•	any failure to adequately address actual and perceived risks of institutional deterioration and corruption;

•	fluctuations in the value of the peso;

•	the inability of the Republic to obtain financing on satisfactory terms;

•	salary increases or additional employments benefits as a result of government measures or pressure from union sectors;

•	government intervention in the Argentine economy;

•	amendments to the Central Bank’s Charter and the Convertibility Law; and

•	the outbreak and spread of a pandemic and other large-scale public health events.

•	Risks Relating to the Argentine Financial System and to BBVA Argentina

•

the short-term structure of the deposit base of the Argentine financial system, including the deposit base of the Bank, could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation;

•	reduced spreads between interest rates received on loans and those paid on deposits;

•	volatility in interest rates;

•	a mismatch between UVA (“Unidad de Valor Adquisitivo”, in Spanish) loans and UVA deposits;

•	the inaccuracy and/or insufficiency of our estimates and established reserves for credit risk and potential credit losses;

•	exposure to public sector debt;

•	increased competition in the banking industry;

•	activities across the BBVA Group could adversely affect us;

•	the dependency of our credit ratings on Argentine sovereign credit ratings;

•	the increasing dependency of the financial industry on information technology systems;

•	security risks;

•	an increase in fraud or transaction errors;

•	any insolvency proceeding against us that could subject us to the powers of, and intervention by, the Central Bank;

•	lawsuits brought against us outside Argentina;

•	class actions against financial institutions for an indeterminate amount;

•	the ability of BBVA, our controlling shareholder, to direct our business;

•	our ability to grow our business is dependent on our ability to manage our relationships with partners and grow our deposit base;

•	acquisitions that could adversely affect the value of the Bank;

•	any adverse consequences related to our calculation of income tax for the years ended December 31, 2018 and 2020;

•	the application of IAS 29 to our Consolidated Financial Statements;

•	restrictions on our ability to pay dividends; and

•	exposure to risks in connection with climate change.

•	Legal, Regulatory and Compliance Risks

•	material weaknesses in our internal control over financial reporting;

•	our operations are conducted in a highly regulated environment;

•	the instability of the regulatory framework, in particular the regulatory framework affecting financial institutions;

•	our exposure to multiple provincial and municipal legislation and regulations;

•	limitations arising from the Consumer Protection Law and the Credit Card Law;

•	compliance risks;

•	differences between U.S. and Argentine corporate disclosure, governance and accounting standards; and

•	special rules that govern the priority of different stakeholders of financial institutions in Argentina.

Risks Relating to Argentina

Overview

We are an Argentine corporation (public limited company), and the vast majority of our operations, properties and customers are located in Argentina. Accordingly, the quality of our assets, our financial condition and our results of operations are significantly affected by macroeconomic and political conditions prevailing in Argentina.

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

Between 2001 and 2015, the Argentine economy was very volatile combining periods of severe economic and political crisis resulting, among others, in restrictions on deposit withdrawals and the “pesification” of deposits (which were reclassified as peso denominated), with certain periods of recovery. In 2015, Mr. Mauricio Macri was elected President of Argentina and his administration (the “Macri administration”) launched a wide array of measures intended to correct the longstanding fiscal and monetary policies that had resulted in recurrent public deficit, high inflation, pervasive foreign exchange controls and limited foreign investment.

However, in 2018, the worsening of economic and politic conditions worldwide and in Argentina particularly, resulted in significant capital outflows from Argentina, the closing of global credit markets for Argentine issuers and a strong devaluation of the Argentine peso. By the end of September 2018, a new monetary and foreign exchange scheme, highly influenced by the International Monetary Fund (“IMF”), was announced and while economic conditions stabilized, in October 2019, President Macri lost the elections to Alberto Fernandez, whose administration (the “Fernandez administration”) took office in December 2019. The Fernandez administration implemented a wide range of economic and political reforms, including a sovereign debt restructuring designed to make Argentina’s debt sustainable pursuant to which investors agreed to exchange their defaulted bonds by new bonds, and a restructuring of domestic debt.

The Argentine economy was adversely affected by the Covid-19 pandemic and partially recovered in 2021, as a result of eased mobility restrictions and a consequent increase in economic activity. In 2021, Argentina held mid-term elections, testing the Fernández Administration, which received only 33.5% of the votes (compared to 48% in the elections held in 2019), while the main opposition coalition obtained 41.9% of the votes.

Thereafter, the government presented to Congress a bill for a new agreement with the IMF to replace the stand-by agreement (“SBA”) signed in 2018. The bill was approved in March 2022 despite the lack of endorsement by the Kirchnerist wing of the ruling coalition. This program is an Extended Fund Facility (“EFF”), for a ten-year term, (with a grace period of 4 and a half years), and it does not require any structural reforms. Compliance with the EFF is reviewed on a quarterly basis and compliance of the economic targets is necessary to cover the maturities of the SBA. The EFF contains the minimum requirements for fiscal convergence, reserve accumulation and reduction of monetary issuance for a path towards fiscal balance in 2025, an accumulation of US$15 billion of net international reserves in the next three years, and a reduction of the Treasury’s monetary financing to zero in 2024. Any failure to meet such targets could result in the termination of the EFF program, which could bring political, financial and exchange rate instability due to the government’s inability to access external financing. The EFF program may be subject to adjustments, mainly in terms of disbursements and structural reforms, but it is expected to remain in effect.

In 2022 political and economic instability was high, including with regards to the economic cabinet, which had three Ministers of Economy during the year. In July, following a month of very high economic and financial tensions, the Minister of Economy Martín Guzmán unexpectedly resigned being replaced by Silvina Batakis. She was appointed without the support of the entire ruling coalition, and in the midst of a failed attempt to calm financial tensions, she was replaced by Sergio Massa (a lawyer by profession and one of the main partners of the ruling coalition) only 24 days after taking office. His appointment brought calm to the markets, and soon after his arrival he implemented a slow but consistent reduction of the fiscal deficit, focused on the revision of subsidies to public services tariffs, and an accumulation of international reserves centered on a multiple exchange rate scheme, benefitting soybean exporters.

Finally, direct transfers from the Central Bank to the Treasury, as promised by Minister Massa upon taking office, ceased.

In addition to the instability caused by the successive changes in the Ministry of Economy, Vice-President Cristina Kirchner was the victim of an assassination attempt in Buenos Aires. Although Argentina had not experienced similar events in the last decades, violent political events may occur and have adverse effects on the political and social stability.

Massa’s management as Minister of Economy was based on three pillars: (i) avoiding an abrupt devaluation of the official exchange rate, for which a multiple exchange rate scheme was generated that allowed exporters to settle at a higher differential exchange rate, or partially access the parallel exchange rate, which is always higher than the official exchange rate. This task became especially difficult in the context of the severe drought suffered for the last three years which adversely affected the agricultural sector, resulting in an estimated reduction in dollar inflows of approximately US$20 billion in 2023; (ii) the containment and reduction of inflation, by implementing a variety of measures, such as price controls (through agreements and sanctions) and raising the monetary policy rate (which was generally not positive in real terms, although it was close to the inflation rate); and (iii) the containment of the gap between the parallel and official exchange rates, for which the government intervened to accommodate prices and prevent the gap from widening. Another objective, less relevant for the government than the previous ones, was to moderate the deviations with respect to the targets set forth in the EFF. In order to help the Treasury achieve its issuance target, the government continued to resort to the methodology already applied by former Minister Guzmán, whereby the Central Bank participated in the secondary debt market of the Treasury, so that the latter could take a greater volume of debt to finance spending; for the fiscal target, Minister Massa undertook a partial price adjustment of utility tariffs, although this was set aside in the context of the Presidential elections. The reserve accumulation target was reduced as a result of the difficulties posed by the severe drought suffered in 2023.

Although the results were not as expected: inflation went from 71% year-on-year in July 2022 to 114% year-on-year in May 2023, international reserves went from US$40 billion (monthly average) in July 2022 to US$26 billion (monthly average) in July 2023 and the exchange rate gap was still very high, the government chose Minister Massa as its candidate for President.

Primary elections took place on August 13, 2023. Javier Milei, candidate for La Libertad Avanza (LLA), was the most voted in the primary presidential elections with 30.0% of the total votes. The second most voted political party was Juntos por el Cambio, whose candidates achieved 28.3% of the votes, followed by the candidates of Unión por la Patria (Massa’s party) who achieved 27.3% of the votes. These results were surprising not only because of the parity between the main parties, but also because of the unexpected victory of Milei. The day after the elections, the government validated a 22% increase in the exchange rate and a 22 percentage points increase in the monetary policy rate. This devaluation jump was not accompanied by a stabilization plan, so the benefits of depreciating the real exchange rate were almost non-existent and monthly inflation accelerated to 12.4% and 12.7% in August and September 2023, respectively, the highest values (at that time) in more than 30 years.

After the primary elections, Minister Massa took a series of measures to improve the population’s income in the short term, including one-time bonuses and tax cuts. We estimate the fiscal impact of these measures at 1% of GDP. In the general elections, Sergio Massa obtained 36.7% of the votes, followed by Javier Milei who obtained 30.0% of the votes and Patricia Bullrich, a member of Mauricio Macri’s party, who obtained 23.8% of the votes. The new Congress is fragmented, which will force the new President to negotiate the approval of laws.

On November 19, 2023, Javier Milei was elected President of Argentina with 55.7% of the votes, and he took office on December 10, 2023 (the “Milei administration”). In the first months of the Milei administration, the Central Bank raised by 120% the value of the US$/Peso exchange rate, allowing for the acquisition of international reserves amounting to US$5,624 million from December 11, 2023 to February 15, 2024. At the same time, the Central Bank implemented a debt payment process with importers consisting of the subscription of US$-denominated bonds issued by the Central Bank but payable with Argentine peso, which allowed the Central Bank to withdraw pesos from the economy. Finally, the Central Bank also decided to lower the monetary policy rate -which was yielding 133% per annum- to 70% per annum, in order to reduce the interest payments that the Central Bank pays to banks for their interest-bearing liabilities. This measure is having a negative effect on the Bank as we are receiving lower remuneration on the money we lend to the Central Bank. On the political front, Milei’s government sent to Congress an extensive package of laws aimed at deregulating the economy, which was not approved given the insufficient support that the Milei administration has in Congress.

We cannot assure whether Milei will implement aggressive political and economic policies, such as the dollarization of our economy, or whether his government will take a more moderate path. The implementation of aggressive political and economic policies could result in further uncertainty and the instability of the Argentine economy, all of which could adversely result our results of operations. Additionally, the dollarization of the economy or other disruptive exchange rate measures could trigger hyperinflation and a banking crisis, damaging our balance sheet and potentially reducing our net income.

If current levels of inflation continue, the Argentine economy and the Bank’s business, results of operations and financial condition could be adversely affected.

Argentina has been facing high inflation levels since 2007. The INDEC reported an annual variation of the CPI of 50.9%, 94.8 % and 211.4 % in 2021, 2022 and 2023, respectively.

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

The arrival of Minister Massa resulted in a decrease of inflation values; however the adjustment of regulated prices (mainly utility rates) was one of the main inflationary drivers of the last months of 2022 and the beginning of 2023.

As a result of the strong drought suffered in Argentina for the last three years; inflation decelerated sharply in November and December 2022 and then accelerated until April 2023. After the primary elections the government adjusted the exchange rate and approved a 22% rise of the parity exchange rate between the U.S. dollar and the Argentine peso. As a result, monthly inflation started to increase at double-digit and year-on-year inflation at December 2023 reached 211%. At the same time, the official exchange rate was 27% more appreciated than the average of the last 20 years. President Milei has already announced that a price stabilization plan will be launched with the aim to reach fiscal equilibrium but, as of the date of this annual report on Form 20-F, there is no certainty as to how this plan will be implemented and the effects it will have on the exchange rate market and/or the fiscal deficit. The Bank’s balance sheet is exposed to the interest-bearing liabilities of the Central Bank (both LELIQ, which is a 28-day instrument, and 1-day REPO), and if the government implements measures aimed to reduce the Central Bank’s interest-bearing issuance, including a rate reduction or a plan to exchange these instruments, the Bank’s balance sheet and net income will be adversely affected.

After the increase in the parity exchange rate, inflation increased from 12.8% per month in November 2023 to 25.5% per month in December 2023, 20.6% per month in January 2024 and 13.2% per month in February 2024. At the same time, the new government announced the deregulation of a series of regulated prices (such as health insurance, transportation and utility rates) that could continue to drive inflation in the short term. We cannot predict whether any measures to be implemented by the Milei administration to control inflation will have the desired effect. Currently and in the past, inflation has adversely affected the Argentine economy and the government’s ability to create conditions leading to growth. An environment of high inflation rates also negatively affects Argentina’s international competitiveness, real wages, employment rates, the consumption rate, and interest rates. High levels of inflation and the high level of uncertainty regarding economic variables, have in the past, and may in the future, adversely affect economic activity, which could materially and adversely affect our business, results of operations and financial condition.

High levels of inflation adversely affect the financial sector’s ability to provide long-term loans because of the difficulty in establishing an appropriate interest rate, typically making lending more expensive for banks, including us.

A high level of public spending could negatively affect the Argentine economy and its access to financial markets.

While the Macri administration had managed to significantly reduce fiscal deficit by 2019, increased public spending and reduced revenue during 2020 as a result of the Covid-19 pandemic, significantly increased the fiscal deficit in 2020, which reached 6.4% of GDP. Although the Treasury showed signs of fiscal austerity by the end of 2020, the inaccessibility to debt markets forced the government to finance its fiscal needs almost exclusively with monetary issuance from the Central Bank. As of December 31, 2021, the fiscal deficit accounted for 2.1% of GDP (3.0% if IMF’s special drawing rights (“SDRs”) were not taken into account), which showed that, even though the fiscal balance was not moving towards an equilibrium as fast as the economy demanded, the fiscal gap was lower in 2021 than in 2020. The lower fiscal deficit in 2021 was not only explained by a deceleration in public spending compared to 2020 but also by a significant increase in economic activity, higher export duties and a one-off tax on large fortunes.

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

The Fernandez administration had proposed a primary fiscal deficit target of 1.9% of GDP for 2023, however, fiscal deficit reached Ps.5.1 trillion (accounting for approximately 2.7% of GDP pending publication of public official figures). The impact of the fiscal measures that took place between the primary and general elections was close to 1% of GDP. Milei’s stabilization plan aims to reduce the fiscal deficit to zero by ceasing money issuances by the Central Bank to assist the Treasury. It is uncertain how this stabilization plan will be implemented, if at all, and the effects it could have on the fiscal deficit. The Treasury had already reached fiscal surplus in January 2024, primarily as a result of expenses growing below inflation levels and expense cuts.

The Treasury will face high debt maturities in the upcoming months and, any poor performance in the local debt market, with debt rollovers below 100%, could complicate the public sector’s sources of financing, increasing the possibility of requiring higher direct financing from the Central Bank, which would increase the already high level of inflation.

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

Furthermore, the global economy faces significant challenges. There have been concerns about unrest and terrorist threats in the Middle East, Europe and Africa and conflicts involving Russia, Ukraine, Israel, Iran and Syria. Likewise, economic and social crises have emerged in several Latin American countries in recent years, including the recent crisis in Ecuador. There has also been concern about the relationship between China and other Asian countries, which can result in or intensify potential conflicts in relation to territorial disputes, and the possibility of a trade war between the United States and China. Russia’s invasion of Ukraine, the largest military attack on a European state since World War II, has led to significant disruption, instability and volatility in global markets, as well as higher inflation (including by contributing to further increases in the prices of energy, oil and other commodities and further disrupting supply chains) and lower growth. The EU, UK, U.S. and other governments have imposed significant sanctions and export controls against Russia and Russian interests and threatened additional sanctions and controls. While we have limited exposure to Ukraine and Russia, this or similar conflicts could significantly and adversely affect our business, financial condition and results of operations. The Covid-19 pandemic led to economic contractions in most of the world’s economies in 2020, both developed and emerging. This affected the Argentine economy mainly through trade since the demand for its exports (mainly from Brazil and Europe) dropped substantially. In 2021, most economies experienced significant growth compared to 2020, which together with higher commodity prices (mostly soybean) during the second quarter of 2021 led to higher exports for Argentina. As a result, in 2021, the Argentine economy accumulated a US$14,750 million surplus, representing a 17.7% increase compared to 2020.

Additionally, the inflationary acceleration that has taken place in the United States and Europe has led central banks to tighten monetary policy, resulting in significant interest rate hikes. This fact restricts market access to emerging markets, including Argentina, since investors tend to invest in more stable economies.

In addition, in early 2023, concerns have arisen with respect to the financial condition of a number of banking organizations in the United States and Europe, in particular those with exposure to certain types of depositors and large portfolios of investment securities. On March 10, 2023 Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation and the Federal Deposit Insurance Corporation was appointed receiver of Silicon Valley Bank. On March 11, 2023, Signature Bank was similarly closed and placed into receivership and concurrently the Federal Reserve Board announced it would make available additional funding to eligible depository institutions to assist eligible banking organizations with potential liquidity needs. In Europe, on March 15, 2023 the National Swiss Bank announced several measures amounting to approximately 50 billion Swiss francs to provide Credit Suisse with liquidity and on March 20, 2023 UBS announced that it would acquire Credit Suisse for approximately US$3,250 million. While our business, balance sheet and depositor profile differ substantially from banking institutions such as Silicon Valley Bank and Signature Bank, the operating environment and public trading prices of financial services sector securities can be highly correlated, in particular in times of stress, which may adversely affect the trading price of our securities and potentially our results of operations.

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

Historically, the commodities market has been characterized by high volatility. Despite the volatility of prices of most of Argentina’s commodities exports, commodities significantly contributed to the government’s revenues during the 2000s due to the imposition of export duties on agricultural products in 2002. Although most duties were eliminated and the export tax on soy was reduced from 35% to 30% by the Macri administration in 2016, and was further reduced in 2018 by 0.5% per month, the Argentine economy is still relatively dependent on the price of its main agricultural exports, primarily soy. This dependence, in turn, renders the Argentine economy vulnerable to commodity prices fluctuations. International soybean prices decreased slightly during 2017 and further in 2018 due to growing trade tensions between the United States and China. During 2019, soybean prices reached their lowest prices over the prior five years, but recovered from US$305.5 per ton in May 2019 to US$335.0 per ton in December 2019. During the last months of 2020 soybean prices showed an upward trend (due to purchases from China, the monetary stimulus of the main central banks of the world and the promising news regarding the Covid-19 vaccine) that continued until the second quarter of 2022 when they reached US$621 per ton, the higher value in 10 years. However, soybean prices have declined after that, reaching US$507.0 per ton in October 2022. and have continued to decline since then, being close to US$455 per ton by the end of 2023, the lowest since December 2020.

The amount of agricultural products harvested in any given period may decrease due to adverse weather conditions. For example, as a result of the severe drought suffered during the last three years, Argentina experienced a significant water deficit, which resulted in soybean production being less than half as expected and in an estimated reduction in dollar inflows of approximately US$20 billion. This has been, together with the appreciation of the official exchange rate, one of the main causes of the drop in the Central Bank’s gross reserves from US$38 billion on November 30, 2022, to US$23.0 billion on December 31, 2023.

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

With the exception of some limited periods of time, since 2011, the different Argentine governments have implemented exchange controls and restrictions on the transfer and entry of foreign currency, significantly limiting the ability of companies to hold foreign currency in Argentina or make payments abroad.

During 2021, the government maintained the tightened restrictions on imports and financial transactions with bonds that had been implemented in previous years. In October 2021, the Central Bank reduced the minimum threshold above which imports required authorization (which resulted in less imports being automatically approved). Meanwhile, the monetary authority significantly reduced the allowed weekly trading amount for domestic-law bonds, resulting in blue chip swap transactions being required to be carried out with foreign-law bonds.

During 2022, the government not only maintained most of the restrictions imposed in 2020 and 2021, but also implemented an exchange rate regime with differential effective exchange rates for different sectors of the economy, which resulted in increased complexity. For instance, the government implemented the “soybean dollar”, a transitory exchange rate for exporters of the soybean sector, which was higher than the official exchange rate during the months of September and December, leading to higher dollar settlements related to the agricultural sector during those months and very low US$ settlements from the agricultural sector in the others. At the same time, through taxes or withholdings, new exchange rates were created: for tourism and international artists, among others. Finally, a new import monitoring system with additional supervision of payments was set up.

During 2023, new exchange rates continued to appear for certain sectors, similar to the soybean dollar in 2022 as the shortage of Central Bank reserves prevented the government’s ability to avoid a significant increase in the exchange rate between the U.S. dollar and the Argentine peso. In this sense, the Fernandez administration launched several campaigns allowing exporters to settle 30% of their exports through the parallel exchange rate market with the remaining 70% having to be liquidated at the official exchange rate. Initially, this campaign only applied to soybean exporters, but it was later extended to all types of exports. After the elections, and with an increased need to generate foreign currency inflows, the proportion of export dollars that could be liquidated at the parallel exchange rate was increased from 30% to 50%, which granted some short-term relief in the Central Bank’s stock of reserves. The Milei administration has modified these values and as of the date of this annual report, exporters are allowed to settle 20% of their exports in the parallel exchange rate market, while the remaining 80% needs to be settled in the official exchange rate market.

Milei has announced that all current exchange rate restrictions will be eliminated as soon as the fiscal deficit is reduced. There is no certainty as to the scope or timing for any of these measures and the effect they would have on the Bank. The lifting of these exchange rate restrictions could result in an acceleration of inflation, which could negatively affect our balance sheet and net income.

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

Any changes in the policies of the current government concerning economic, exchange and financial matters in order to preserve the balance of payments, the Central Bank’s reserves, a capital outflow or a significant depreciation of the Peso, such as the mandatory conversion into Pesos of obligations assumed by legal entities resident in Argentina in US dollars which could be due to a period of crisis and political, economic and social instability affecting Argentina, or otherwise, could have an adverse effect on Argentina’s economic activity and the Bank’s business, results of operations and financial condition.

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

Although actions have been carried out to attempt to address the crisis in the energy sector, in 2023, the partial removal of subsidies to fund utilities (particularly with respect to high income families), the lack of a definitive resolution of the negative effects on the generation, transport and distribution of electricity in Argentina with respect to residential and industrial supply could undermine confidence and adversely affect Argentina’s economic and financial condition, resulting in political instability, and adversely affecting the Bank’s business and results of operations.

The Milei administration has continued to remove subsidies for utilities and public transportation and has decided to stop all public works until 2024. The elimination of subsidies and the progressive increase in prices could continue to generate social unrest and be challenged in local courts. Additionally, the decision to stop all public works could result in the failure to progress on the construction of the gas pipeline that will take gas from Patagonia to Buenos Aires and generally result in lower investment and a lower need for funding to finance that investment, which would adversely affect the Bank. We can give no assurance that the measures adopted by the Milei administration to deal with the energy crisis will be sufficient to restore energy production in Argentina in the short or medium term.

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

The lack of a sound institutional framework and corruption have been identified as, and continue to be, critical problems for Argentina. Argentina ranked 98 out of 180 countries in the 2023 Corruption Perceptions Index published by Transparency International.

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

The Central Bank has maintained the same exchange rate policy since December 2019, consisting of avoiding foreign exchange disruptions by applying more controls, selling foreign reserves and establishing multiple exchange rates. The Central Bank invested more than US$2.1 billion of reserves in the official exchange rate market from August 2021 to August 2022 to curb the depreciation of the Argentine peso. However, the Central Bank purchased US$5.8 billion of reserves in the official exchange rate market, between September 2022 and December 2022, for a transitory differential exchange rate regime that allowed soybean exporters to sell dollars to the Central Bank at a higher exchange rate during the months of September and December.

The government aimed to maintain the US$/Peso parity to prevent the undesired effect that a devaluation would have on inflation, and validated a real appreciation of the official exchange rate in 2022. The nominal exchange rate rose 72.4% in 2022, while accumulated inflation in the same period was 94.8%. The December 2022 real exchange rate was 24% lower than the real exchange rate in December 2019.

The exchange rate premium arising from exchange controls further complicates the foreign exchange market due to the coexistence of an appreciated real exchange rate, and a parallel exchange rate that increases devaluation expectations, discouraging exports and encouraging imports. In this regard, between January 2022 and August 2022, the Central Bank only bought the equivalent of 1% of the stock of dollars it bought in the same period of the previous year. This situation, which jeopardized compliance with the IMF’s third quarter reserves target, led the government to apply a differential exchange rate for soybean exporters, which was 40% higher than the official exchange rate. This exchange rate was in effect in September 2022 and allowed the Central Bank to buy US$4,966 million in the official exchange market. The application of differential exchange rates adversely impacted the Central Bank’s balance sheet due to the difference between the higher price at which it bought dollars and the lower price at which it sold dollars to importers.

Nevertheless, the Central Bank launched a differential dollar for soybean exports, 40% higher than the official exchange rate, effective from November 28 to December 31, 2022, in order to buy the necessary dollars to meet the fourth quarter target with the IMF.

The official exchange rate grew 356.4% between December 31, 2022 and December 31, 2023. However, in 2023, the real exchange rate experienced significant variations during the year, with the real exchange rate experiencing a 2% depreciation until the day of the primary elections. However, the government decided to freeze this exchange rate between August 14, 2023 and November 14, 2023, with monthly inflation during this period reaching 12.4%, 12.7%, 8.3% and 12.8%, respectively. As a result, the real exchange rate lost all the depreciation accumulated during the year and continued to appreciate until year end.

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

The lack of rainfalls, together with the high temperatures and the unexpected frosts had a negative impact on the country’s main exports (soybean, wheat and corn, among others) in 2023. Adverse weather conditions might increase pressure on exchange rates due to the reduction in dollar inflows.

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

According to data published by INDEC, the wage index grew by 152.7% during 2023, as a result of a 165.8% increase in the private sector and 148.6% in the public sector. The registered wage index grew by 159.5% in 2023.

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

In June 2022, the Central Bank actively participated in the secondary market of Treasury securities. The Central Bank injected more than 30% of the monetary base into the economy through its participation in the secondary market and through direct transfers to assist the Treasury. This intervention raised concerns in the market regarding the government’s fiscal path and its capacity to finance future deficits in the local debt market. In turn, the departure of the Minister of Economy Martin Guzmán at the beginning of July and the appointment of Silvina Batakis caused the country risk to increase from 1,912 basis points on June 1, 2022 to 2,913 basis points by mid July 2022. As of March 22, 2023 the country risk was 2,465 basis points.

In January 2023, the National Treasury carried out a voluntary debt exchange of Peso-denominated bonds maturing in the first quarter of 2023. Out of a total of Ps.4.3 billion, Ps.2.9 billion accepted the offer (67%), postponing payments mainly until the second quarter of the year. As approximately 55% of the total Peso-denominated bonds maturing in the first quarter of 2023 were held by public agencies (especially the Central Bank), the acceptance within the private sector was less than 30%. This fact, together with the difficulties that the Treasury had to issue debt maturing after October 2023, led the rating agency S&P to consider this transaction as “distressed” and consequently downgraded Argentina’s sovereign rating to “Selective Default” for four days. After the settlement of the debt exchange, S&P raised Argentina’s sovereign rating back to CCC-.

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

The outbreak and spread of a pandemic and other large-scale public health events could have a material adverse effect on the Bank’s business, financial condition and results of operations

Economic conditions in Argentina and worldwide may be adversely affected by an outbreak of a contagious disease, such as COVID-19 (coronavirus), which develops into a regional or global pandemic and other large scale public health events. The measures taken by governments, regulators and businesses to respond to any such pandemic or event may lead to slower or negative economic growth, supply disruptions, inflationary pressures and significant increases in public debt, and may also adversely affect the Bank’s counterparties (including borrowers), which may lead to increased loan losses. Such measures could also impact the business and operations of third parties that provide critical services to the Bank.

During the outbreak of COVID-19, the Bank experienced a decline in activity, including as a result of branch closures and remote working requirements, and was affected by a number of regulatory measures.

If there were an outbreak of a new pandemic or another large-scale public health event occurs in the future, the Bank may experience an adverse impact, which may be material, on its business, financial condition and results of operations, including as a result of the exacerbation of any of the other risks described in this section.

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

While banks’ liquidity in foreign currency is high, a significant share of it is deposited at the Central Bank, and as a result banks have to rely on the Central Bank in order to access those funds. Dollar deposits fell during 2020 by around 25% and remained mainly stable through 2021, 2022 and 2023.

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

Notwithstanding the above, because most deposits are short-term deposits, a substantial part of loans must also have short-term maturities to match the terms of the deposits. The proportion of long-term credit lines, such as mortgages, is small, and long-term loan origination has fallen sharply since 2019 as a consequence of higher interest rates and inflation, and the difficult financial environment. As of the date of this annual report, the Bank is primarily exposed to the public sector, in particular, the Central Bank and Treasury, which is where it channels most of its customers’ deposits.

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

After the Macri administration took office, expectations were of a decline in both inflation and interest rates and therefore banking spreads. However, since 2018 devaluation of the peso and higher inflation led the Central Bank to substantially raise interest rates, ending the margin contraction trend. During 2020 the Central Bank reduced interest rates, in part as a response to the Covid-19 crisis. In 2021 interest rates remained stable, most of them negative in real terms. At the same time, after an economic slowdown in 2020 resulting from the economic downturn caused by the Covid-19 pandemic, inflation increased in 2021 (51%) and adopted an upward trend that accelerated in 2022 (reaching an inflation level of almost 100%) and continued in 2023 (reaching an inflation level of 211%). Inflation evolution in Argentina is still uncertain, and from 2020 an increasing amount of our liabilities and assets interest rates have been regulated by the Central Bank. This situation could result in renewed pressure on banking spreads. Moreover, a change in the composition of the source of funding, which is currently heavily weighted to non-interest-bearing deposits, could also put downward pressure on margins. Also, a change in the composition of the source of funding arising from an eventual higher demand of credit and therefore a need to increase the amount of time deposits or other types of interest bearing-liabilities could result in lower spreads.

Another source of spread contraction could be an increase in the regulation of subsidized loans. In October 2020, the Central Bank re-introduced mandatory credit lines for SMEs, under which banks have to lend a portion of their deposits to small and mid-size companies at regulated rates. This regulation continued through 2021 and 2022 and has continued during 2023. An increase in the use of these measures by the Central Bank could further affect our margins.

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

The Central Bank decreased interest rates in December, 2023 from a 133% annual rate to a 70% annual rate with the aim to improve the Central Bank’s balance sheet by lowering interest bearing liabilities, which could result in additional inflation in the short term. Additionally, the government could continue to enact regulation that could adversely affect our intermediation margins. Any of the foregoing could adversely affect our financial spread as a result of differential movements in interest rates for deposits, loans or other bank assets and liabilities. In addition, high interest rates could reduce the demand for credit and our ability to generate credit for our clients, as well as contribute to an increase in the credit default rate. As a result of these and the above factors, significant changes or volatility in interest rates could have a material adverse effect on our business, results of operations and financial condition.

Mismatch between UVA loans and UVA deposits could adversely affect our profitability.

During 2017, new UVA (inflation-adjusted) mortgages grew significantly. At the same time, the Bank launched UVA deposits, but such deposits grew at a slower pace, leading to a mismatch in this activity. During 2018, as a consequence of the peso devaluation, higher inflation and interest rates, growth in both UVA loans and liabilities slowed and since 2019 new origination has come to a halt which has extended until now.

As of December 2023, UVA loans exceed UVA deposits balances, so the Bank has a long position in inflation adjusted net assets that matches our current expectations of negative interest rates for at least part of 2024. This long UVA position is complemented by a portfolio of Argentina Treasury bonds that adjust by inflation.

Independent of how this activity may develop in the future and how we manage our bond portfolio, there will probably still be a mismatch among UVA loans and deposits, as loans are mainly mortgages with long maturities, and this mismatch could have a material adverse effect on our business, results of operations and financial condition, particularly in the event that interest rates turn positive in real terms and the Bank were not able to hedge with inflation adjusted liabilities.

Our estimates and established reserves for credit risk and potential credit losses may prove to be inaccurate and/or insufficient, which may materially and adversely affect our results of operations and financial condition.

A number of our products expose us to credit risk, including consumer loans, commercial loans and other receivables. Changes in the income levels of our borrowers, increases in the inflation rate or an increase in interest rates could have a negative effect on the quality of our loan portfolio, causing us to increase provisions for loan losses and resulting in reduced profits or in losses. Our non-performing loan portfolio amounted to Ps.35,207 million at December 31, 2023 compared to Ps.39,177 million at December 31, 2022. The non-performing loan ratio increased to 1.29% at December 31, 2023 from 1.13% at December 31, 2022.

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

Argentine financial institutions (including BBVA Argentina) continue to have exposure to public sector debt (including securities issued by the BCRA) and its repayment capacity, which in periods of economic recession, may negatively affect their results of operations.

Argentine financial institutions continue to be exposed, to some extent, to public sector debt and the public sector’s repayment capacity. The Argentine government’s ability to honor its financial obligations is dependent on, among other things, its ability to establish economic policies that succeed in fostering sustainable growth and development in the long term, generating tax revenues and controlling public expenditures, which could, either partially or totally, fail to take place.

The Bank’s exposure to the public sector as of December 31, 2023 was Ps.2,308,820 million, representing approximately 38% of its total assets. Of this total, Ps.1,332,679 million were BCRA debt instruments and Ps.976,141 million corresponded to Argentine government securities. As a result, BBVA Argentina’s income-generating capacity may be materially impacted or may be particularly affected by the Argentine public sector’s repayment capacity and the performance of public sector bonds, which, in turn, is dependent on the factors referred to above.

Increased competition in the banking industry may adversely affect the Bank’s operations.

The markets in which we operate are highly competitive and it is expected that this trend will continue in the coming years with the increasing entry of non-bank competitors (some of which have large client portfolios and strong brand recognition) and the emergence of new business models. In recent years, the financial services sector has undergone a significant transformation driven by the development of mobile technologies, the entry of new players into activities previously controlled by financial institutions and further consolidation in the banking industry. Although the Bank is making efforts to adapt to these changes through its digital transformation, its competitive position is affected by the fact that non-bank operators are less heavily regulated than banks (including BBVA Argentina). For example, banking groups are subject to prudential regulations that have implications for most of their businesses, including those in which they compete with non-bank operators (such as FinTechs or BigTechs) that are subject only to regulations specific to the activity they develop or that benefit from loopholes in the regulatory framework. Furthermore, when banking groups such as the Group carry out financial activities through the use of new technologies, they are generally subject to additional internal governance rules that place such groups at a competitive disadvantage.

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

For example, Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). Such investigation includes the provision of services by Cenyt to BBVA. On July 29, 2019, BBVA was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could constitute bribery, revelation of secrets and corruption. Certain current and former officers and employees of the Group, as well as former directors, have also been named as investigated parties in connection with this investigation. Since the beginning of the investigation, BBVA has been proactively collaborating with the Spanish judicial authorities, including sharing with the courts information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts. As of the date of this annual report on Form 20-F, no formal accusation against BBVA has been made.

By order of the Criminal Chamber of the National High Court, the pre-trial phase ended on January 29, 2024. It is not possible at this time to predict the possible outcomes or implications for the BBVA Group of this matter, including any fines, damages or harm to the Group’s reputation caused thereby.

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

Argentina reached an agreement in 2016 with the holdouts of the 2005-2010 debt restructurings, and consequently between 2016 and 2017 the country’s sovereign ratings were upgraded. However, from 2018 onwards that trend was reversed, and the country was either downgraded or put under review with a negative outlook. In April 2020, after the debt restructuring established by the national government for all public bonds in foreign currency under local legislation, risk rating agencies lowered Argentina’s rating to “Selective Default”. Nevertheless, in September 2020 the government agreed with the bondholders to restructure more than 99% of the public debt with private creditors, significantly reducing coupon payments and extending maturities. Once this agreement was settled, the rating agencies upgraded Argentina’s sovereign rating to CCC+. However, credit rating agencies had recently lowered Argentina’s credit rating or outlook. First, on October 26, 2022, Fitch downgraded Argentina’s rating from CCC to CCC- and in January 2023 it downgraded Argentina’s rating to Selective Default (though such downgrade was reversed a few days later), and on March 29, 2023, S&P downgraded Argentina’s rating from CCC+ to CCC. Nevertheless, S&P raised its long-term foreign currency debt rating by one notch, from ‘CCC-’ to ‘CCC’ and improved its outlook from “negative” to ”stable”.

A further downgrade in Argentina’s sovereign rating in the future, or any change in outlook, could limit the Bank’s access to financing on acceptable terms, or at all, which could have a material adverse effect on the business, the results of operations and the financial condition of the Bank.

The financial industry is increasingly dependent on information technology systems, which may fail, may present vulnerabilities and be exposed to cyber attacks and data leaks.

Banks and their activities increasingly rely on highly sophisticated information technology (“IT”) systems to deliver products and services to their customers. IT systems are exposed to a number of problems, such as software or hardware failures, malicious software, vulnerabilities, hacking and physical damage to vital IT centers. IT systems need regular patches and updates and banks, including us, may not be able to implement the necessary updates in a timely manner or the updates may not work as planned.

In recent years, the number of security incidents to which companies from different industries are exposed has increased. Attacks are becoming more frequent and compromise the infrastructure of the affected company, exposing internal and customer information, including as a result of phishing and social engineering campaigns, the intrusion of malicious software or ransomware campaigns, denial of service attacks that affect the availability of systems, among others. Cyber threats are rapidly evolving and we may not be able to anticipate or prevent all such attacks. We are under the continuous threat of economic losses due to cyber-attacks, especially as we continue to expand customers’ capabilities to use digital channels to conduct business transactions. Two of the most important cyber-attack risks we face are electronic fraud and the violation of confidential customer data. Electronic fraud loss occurs when cybercriminals violate and extract funds directly from customers’ or our accounts. A violation of confidential customer data, such as contact information, account numbers or credit card data, could present a significant impact on reputation and legal and /or regulatory costs for us. We may incur increasing costs in an effort to minimize these threats and we may be liable for any breach or loss of security.

In addition to the costs that may be incurred as a result of any failure of our IT systems, we may face penalties from banking regulators if we fail to comply with applicable banking or reporting regulations as a result of any IT risks or other failures. In 2023, the Central Bank published new requirements regarding risk management and technology and information security control, the compliance of which demand the undertaking of a gap analysis and the deployment of additional measures as part of our cybersecurity risk management.

We face security risks, including denial of service attacks, hacking, social engineering attacks targeting its colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure.

Our computer systems and network infrastructure and those of third parties, on which we are highly dependent, are subject to security risks and could be susceptible to cyber-attacks. Our business relies on the secure processing, transmission, storage and retrieval of confidential, proprietary and other information in its computer and data management systems and networks, and in the computer and data management systems and networks of third parties. In addition, to access our network, products and services, our customers and other third parties may use personal mobile devices or computing devices that are outside of our network environment and are subject to their own cybersecurity risks. Cyber-attacks or security violations, whether directed at us or third parties, may result in material loss or have material consequences and damage our reputation.

In addition, the risk of fraud and scams is increasing as we offer more online products through digital channels. In 2023, the growing trend in cases involving phishing, malware, telephone and social media scams and credit card fraud continued; to evolve into more complex ways of deception. There are several social engineering techniques that cybercriminals use to deceive customers and obtain confidential data. In this sense, the implementation of preventive measures of computer and documentary fraud as well as people’s awareness are becoming increasingly important.

Protecting assets from potential cybersecurity threats is a significant challenge. Risks continue to increase as more mobile payment products and other Internet-based products become available, expanding our internal use of web products and applications. Therefore, it is essential to implement measures and controls to increase security and mitigate threats to cybersecurity.

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

The Argentine national Constitution and the Argentine Consumer Protection Law No. 24,240, as supplemented or amended (the “Consumer Protection Law”), contain certain provisions regarding class actions. However, their guidance with respect to procedural rules for instituting and trying class action cases is limited. Nonetheless, Argentine courts have admitted class actions in many cases, including various lawsuits against financial institutions related to “collective interests” such as alleged overcharging on products, interest rates, misapplication of regulations, life insurance required in relation to loans, and advice in the sale of public securities. In recent years, some of these lawsuits have been settled by the parties out of court, with courts approving such settlement agreements. These settlements have typically involved an undertaking by the financial institution to adjust its fees and charges or reimburse money.

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

As of December 31, 2023, our parent company, BBVA, directly or beneficially owned 66.55% of our capital stock. As a result, BBVA controls virtually all decisions with respect to our company made by shareholders. It may, for example, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities and determine the timing and amounts of dividends, if any, always subject to the applicable legal framework. Its interests may conflict with your interests as a holder of our shares or ADSs, and it may take actions that might be desirable to BBVA but not to our other shareholders.

Our ability to grow our business depends on our ability to manage our relationships with partners and grow our deposit base.

We seek to grow our business by, among other means, increasing our client base. Our strategic partnerships are important components of our client acquisition strategy. We have various strategic partnerships, which include Despegar, MOVE Concerts Argentina S.A., Medios y Contenidos Producciones S.A. and En Vivo Producciones S.A., the last four within the entertainment sector. Distribution channels include credit card programs with Club Atlético River Plate Asociación Civil and Club Atlético Boca Juniors Asociación Civil, Argentine soccer clubs, and the agreements with automobile companies Peugeot Citroen, Renault and Volkswagen, which we depend on to expand our client reach cost-effectively, further expand our points of presence and enhance our value proposition. Any deterioration in our relationships with our strategic partners could adversely affect our strategy and materially and adversely affect our business, results of operations and financial condition.

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

On June 8, 2020, the Bank obtained a favorable judgement from the Contentious Administrative Federal Court No. 12 with regards to our request for declaratory judgment filed on May 12, 2017 for our 2016 tax return. The Contentious Administrative Federal Court No. 12 concluded that the prohibition to apply the inflation adjustment mechanism in our income tax return for the fiscal year 2016 was not applicable. On December 9, 2020 the Appeal Court dismissed the appeals filed on August 6, 2020 by the tax authorities against this ruling, thereby confirming the decision taken by the Contentious Administrative Federal Court No. 12. Although the tax authorities filed an extraordinary appeal, such appeal was withdrawn on February 1, 2021.

On June 14, 2021, the Bank obtained a new favorable judgement from the Contentious Court Administrative No. 12 with regards to our request for declaratory judgment filed on May 11, 2018 for our 2017 tax return, declaring that the prohibition to apply the inflation adjustment mechanism in our income tax return for the fiscal year 2017 was not applicable. On June 18, 2021, the tax authorities appealed the judgement, but on September 3, 2021 such appeal was also withdrawn.

On October 5, 2022, the Bank obtained another favorable ruling from the Federal Court for Administrative Litigation No. 2, to our request for a declaratory judgment filed on May 13, 2019 for our 2018 tax return in the same form as those previous sentences. On October 6, 2022, the tax authorities appealed the sentence. On July 11, 2023, the Bank obtained a favorable judgement from the Contentious Court Administrative and on August 8, 2023, the tax authorities filed an extraordinary appeal. On September 19, 2023, the Federal Court granted partial relief to the extraordinary appeal and sent it to the Supreme Court. As of the date of this annual report, we are waiting for the Supreme Court to rule on the appeal filed by the tax authority.

In May 2021, we filed a new request for declaratory judgement with the Contentious Administrative Federal Court No. 5, Secretariat No. 9, seeking that such court declare unconstitutional certain provisions of Argentine law that prevented us from fully applying the inflation adjustment mechanism in our 2020 tax return. On May 26, 2021, we filed our income tax return for 2020 giving effect to an adjustment for inflation. On August 15, 2023, the Bank obtained a new favorable judgment from the Federal Court for Administrative Litigation No. 5. On August 23, 2023, the tax authority filed an appeal against this judgement requesting its revocation.

On June 2, 2023, the Bank filed a declaratory action of unconstitutionality against the Federal Administration of Public Revenue - General Tax Directorate (AFIP-DGI), in order to obtain a ruling declaring the unconstitutionality of art. 93 of the Income Tax Law (T.O. 2019) and/or the regulations that prevent the comprehensive application of the tax inflation adjustment mechanism on the grounds that it resulted in a confiscatory income tax in the 2022 fiscal period and requesting the comprehensive application of the mechanism for updating costs and amortization of assets provided for in articles 62 to 66, 71, 87 and 88 of the tax law.

On June 6, 2023, Federal Court for Administrative Litigation No. 9 transferred the proceedings to the prosecutor’s office to issue a ruling on jurisdiction. Once the tax report was presented on June 8, 2023, the Court declared its jurisdiction.

As of the date of this annual report on Form 20-F, we cannot predict the outcome of these legal actions or whether we will be required to amend our income tax returns for 2018 and/or 2020 or make any provisions with respect thereto in our financial statements prepared under IFRS-IASB. If we are required to amend our income tax returns for 2018 or 2020, we may be required to pay interest and charges to the Argentine tax authorities, and could be subject to other consequences. We cannot predict with certainty the outcome of our requests for declaratory judgment or whether they would have a material adverse effect on our business, results of operations or financial condition, or the trading prices of our ordinary shares and ADSs.

The Argentine economy qualifies as a hyperinflationary economy under IAS 29. Given that the peso is our functional currency, we apply IAS 29 for periods ending after July 1, 2018, and our Consolidated Financial Statements and other financial information are presented in terms of the measuring unit current at December 31, 2023.

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

The total cumulative inflation in Argentina in the 36 months prior to December 31, 2023, as measured by both consumer and wholesale price indexes published by INDEC, exceeded 100%. Qualitative macroeconomic factors, including the depreciation of the peso in recent months, also support the conclusion that Argentina is a hyperinflationary economy for accounting purposes. Accordingly, IAS 29 is applicable to any financial statements as from July 1, 2018 included in any of our filings with the SEC under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Argentine accounting standards authorities have reached a consensus that the “general price index” for IAS 29 purposes is determined considering the wholesale price index up to December 2016 and the CPI from then onwards. These indices have been determined or referred to the INDEC. Therefore, our Consolidated Financial Statements included in this annual report are adjusted by applying the relevant indices and presented in terms of the measuring unit current at December 31, 2023.

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

(ii)

for 2021, the accounting treatment applied to the investment held by the Bank in Prisma Medios de Pago S.A., which was made on the basis of the provisions of Memoranda No. 7/2019 and No. 8/2021 issued by the BCRA, each dated on April 29, 2019 and May 22, 2021, respectively. In March 2022, we transferred to a third party the shares we owned in Prisma Medios de Pago S.A and, as a result the income (loss) thereof was recorded in the three-month period ended March 31, 2022. If the fair value of our interest in Prisma Medios de Pago S.A. had been determined on the basis of IFRS-IASB, the income (loss) for previous years and for the year ended December 31, 2022 would have been different. This accounting treatment does not affect the shareholders’ equity value as of December 31, 2022; and

(iii)

the treatment to be applied to uncertain tax positions, which follows the guidance prescribed by Memorandum No. 6/2017 Financial Reporting Framework Established by the BCRA issued on May 29, 2017. As of December 31, 2021, such provision had been reversed in the statutory consolidated financial statements.

Because of such differences, our statutory consolidated annual financial statements for the fiscal years ended December 31, 2023, 2022 and 2021 are not comparable with the Consolidated Financial Statements included herein. In addition, we will continue to have differences during 2024 between our statutory consolidated financial statements and the financial statements required by IFRS-IASB. We do not intend to report in accordance with IFRS-IASB on an interim basis during 2024. Consequently, our interim financial information for 2024 will not be comparable with the Consolidated Financial Statements and other information contained in this annual report on Form 20-F.

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

On March 21, 2024 the BCRA issued Communication “A” 7984, effective until December 31, 2024, which established that financial institutions may distribute dividends for up to 60% of their “distributable profit” in six equal, monthly and consecutive installments once authorization is obtained by the BCRA.

The Bank is exposed to various risks in connection with climate change.

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

Transition risks refer to changes in, among others, regulations, technologies and market preferences linked to the transition toward a less carbon-dependent economy, including the following:

•

Legal and regulatory risks. Legal and regulatory changes related to how banks are required to manage climate risk or otherwise affecting banking practices or disclosure of climate-related information may result in higher compliance, operational and credit risks and costs. Further, legal and regulatory changes may result in legal uncertainty and the existence of overlapping or conflicting regulatory or other requirements. The Bank or its customers or counterparties may be unable to meet any new requirements on a timely basis or at all. Further, changes in law, including new product and service specifications, may result in the sudden devaluation of certain assets. Any of these risks may affect the Bank and its customers and counterparties. In addition, new regulation could include requirements related to lending, investing, capital and liquidity adequacy and operational resilience. The incorporation of climate risks in the existing prudential framework is still developing and may result in increased risk weighting of high-carbon-related assets. Moreover, there are significant risks and uncertainties inherent in the development of adequate climate change-related risk assessment and modelling capabilities and the collection of customer, third party and other data, which may result in our systems or frameworks (or those of its customers and counterparties, where applicable) being inadequate, inaccurate or susceptible to incorrect customer, third party or other data, any of which could adversely affect the Bank’s disclosure and financial reporting. Further, increased regulation arising from climate change could result in increased litigation and regulatory investigations and actions.

•

Technological risks. Certain of our customers and counterparties may be adversely affected by the progressive transition to a low-carbon economy and/or risks and costs associated with new low-carbon technologies. If our customers and counterparties fail to adapt to the transition to a low-carbon economy, or if the costs of doing so adversely affect their creditworthiness, this could adversely affect our relevant loan portfolios.

•

Market risks. The Bank and certain of the Bank’s customers and counterparties may be adversely affected by changes in market preferences due to, among others, increasing climate change awareness. Further, the funding costs of businesses that are perceived to be more exposed to climate change could increase. Any of this could result in the reduced creditworthiness of such customers and counterparties, adversely affecting our relevant loan portfolios. The Bank and its customers and counterparties could also be adversely affected by changes in prices resulting from shifts in demand or supply brought by climate change, including prices of energy and raw materials, or by their inability to foresee or hedge any such changes.

•

Reputational risks. The perception of climate change as a risk by society, shareholders, customers, governments and other stakeholders continues to increase, including in relation to the financial sector’s activities. This may result in increased scrutiny of our activities, as well as its climate change-related policies, goals and disclosure. Our reputation and ability to attract or retain customers may be harmed if its efforts to reduce environmental and social risks are deemed to be insufficient or if a perception is generated in the different stakeholders that the Bank’s statements, actions or disclosure do not fairly reflect the underlying sustainability profile of the entity, its products, services, goals and/or policies. The Bank may elect not to undertake lending or investing activities that would otherwise have been profitable in order to avoid reputational harm. Further, divergent views on ESG policies may also have a negative impact on our reputation. Increased scrutiny of the Bank’s activities, as well as its climate change-related policies, goals and disclosure may result in litigation and regulatory investigations and actions. The BBVA Group has disclosed certain aspirational climate-related goals and such goals, which are being pursued over the long-term, may prove to be considerably more costly or difficult than currently expected, or even impossible, to achieve, including as a result of changes in environmental and energy regulation and policy, the pace of technological change and innovation and the actions of governments, the Bank’s customers and competitors.

The physical risk arising from climate change could result from increased frequency and/or severity of adverse weather events or the impact of climate change over the long term. The activities of the Bank or those of its customers or counterparties could be adversely affected by the physical risks arising from climate change. For example, extreme weather events may damage or destroy the properties and other assets of the Bank or those of its customers or counterparties, result in increased costs, or otherwise disrupt their respective operations (for example, if supply chains are disrupted as a result), diminishing –in the case of the Bank’s customers or counterparties - their repayment capacity and, if applicable, the value of assets pledged as collateral to us. The Bank is also exposed to potential long-term risks arising from climate change, such as increases in credit-related costs due to deteriorating macroeconomic conditions, which may be caused in part by an increase in infectious diseases or other ailments resulting from climate change. The Bank could also be adversely affected by declines in asset values as a result of climate change or climate change-related risks, reduced availability of insurance and significant interruptions to business operations and may be required to change its business models in response to the foregoing.

Any of these factors or regulations may have a material adverse effect on the Bank’s business, financial condition and results of operations.

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

Our management has issued a report on its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023 and concluded that the Bank’s internal control over financial reporting was effective as of such date. See “Item 15. Controls and Procedures”.

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

While the Macri administration repealed part of the regulatory framework enacted by the Kirchner administration, when the Fernández administration assumed office, numerous new laws were enacted and rules were modified increasing the regulatory framework.

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

Financial institutions were also ordered to grant certain clients approved by the Argentine Tax Authority (“AFIP”) who applied for them, credit facilities at regulated rates denominated in pesos called “Zero Rate Credit” and “Zero Rate Credit Culture” provided for in Decree No. 332/20, as amended.

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

Similarly, during 2022, several restrictions already existing in 2021 were maintained including minimum rates for fixed terms, or maximum charges for credit card financing. Additionally, restrictions on overseas purchases were applied by prohibiting the financing of overseas products received through the postal system, or purchases in instalments with credit cards in duty-free shops. New taxes for consumption abroad increased and were created. Additionally, the Central Bank issued accessibility guidelines for disabled persons for compliance by financial institutions.

During 2023, several restrictions already existing in 2022 were maintained, including minimum rates for fixed terms, or maximum charges for credit card financing, while consumption taxes were increased.

As a result of all these regulatory changes, banking activity has become increasingly more restrictively regulated, with the stated goal of protecting users of financial services.

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

Although we have adopted policies, procedures, systems and other measures to manage compliance risk, we are dependent on our employees and external suppliers for the implementation of these policies, procedures, systems and other measures, and we cannot guarantee that these are sufficient or that our employees or our business partners, agents and/or other third parties with a business or professional relationship with us, do not circumvent or violate our ethics and compliance regulations, acts for which such persons or us could be held ultimately responsible and/or that could damage our reputation. In particular, acts of misconduct by any employee, and particularly by senior management, could erode trust and confidence and damage our reputation among existing and potential clients and other stakeholders. For example, on October 25,

2022 we were notified by the BCRA of the opening of several criminal proceedings against the Bank and certain of its directors and employees related to exchange operations carried out in alleged breach of the provisions of point 9 of Communication “A” 6770 BCRA (in relation to tickets associated with operations carried out between residents and the advanced payment of imports). The Central Bank proceeded to accumulate the different files and treat them as a single case. Depositions have been filed by the Bank and all accused directors and employees. Our actual or alleged misconduct in any number of activities or circumstances, including operations, employment-related offenses such as sexual harassment and discrimination, regulatory compliance, the use and protection of data and systems, and the satisfaction of client expectations, and actions taken by regulators or others in response to such misconduct, could lead to, among other things, sanctions, fines and reputational damage, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

The Consolidated Financial Statements included in this annual report on Form 20-F have been prepared in accordance with IFRS-IASB. By contrast, the Bank’s statutory consolidated annual financial statements for the fiscal year ended December 31, 2023 were prepared pursuant to the reporting framework established by the Central Bank requiring supervised entities to submit financial statements prepared pursuant to IFRS-IASB with certain exceptions. We will continue to have differences during 2024 between our statutory consolidated financial statements and the financial statements required by IFRS-IASB. We do not intend to report in accordance with IFRS-IASB on an interim basis during 2024. Consequently, our interim financial information for 2024 will not be comparable with the Consolidated Financial Statements and other information contained in this annual report on Form 20-F. See “Presentation of Financial Information” and “Item 3. Key Information—D. Risk Factors—Risks Relating to the Argentine Financial System and to BBVA Argentina—The Argentine economy qualifies as a hyperinflationary economy under IAS 29. Given that the peso is our functional currency, we apply IAS 29 for periods ending after July 1, 2018, and our Consolidated Financial Statements and other financial information are presented in terms of the measuring unit current at December 31, 2023”.

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

Recent Political and Economic Developments in Argentina

In 2021, some of the key events in the economy were related to the vaccination plan against Covid-19. Although Argentina had obtained contracts with several laboratories, they were delayed in their deliveries due to logistical problems. In the first half of the year, new isolation measures were applied due to the increase in the number of infections. Therefore, the economic recovery (which had started in the second half of 2020) slowed down in the second quarter of 2021. This situation was reversed in June, and vaccination is advancing at an accelerated pace. This resulted in a more rapid reopening of economic activities during the second half of the year, boosting the recovery of GDP in 2021, which increased 10.7%, reaching pre-pandemic levels.

Inflation accelerated from 36.1% in 2020 to 50.9% in 2021, while the economy faced constant pressures during the year. The Central Bank introduced further exchange market restrictions and import controls during 2021 to curb the depreciation of the peso, which depreciated 22% in the year.

Thereafter, the government presented to Congress a bill for a new agreement with the IMF which would replace the SBA signed in 2018. The bill was approved in March 2022 despite the lack of endorsement by the Kirchnerist wing of the ruling coalition. The new program is an EFF, for a ten-year term (with a grace period of 4 and a half years), and it does not require any structural reforms. Compliance with the EFF is reviewed on a quarterly basis and compliance of the economic targets is necessary to cover the maturities of the SBA. The EFF contains the minimum requirements for fiscal convergence, reserve accumulation and reduction of monetary issuance for a path towards fiscal balance in 2025, an accumulation of US$15 billion of net international reserves in the next three years, and a reduction of the Treasury’s monetary financing, to zero in 2024.

In 2022 political and economic instability was high, including with regards to the economic cabinet, which had three Ministers of Economy during the year. In July, following a month of very high economic and financial tensions, the Minister of Economy Martín Guzmán unexpectedly resigned being replaced by Silvina Batakis. She was appointed without the support of the entire ruling coalition, and in the midst of a failed attempt to calm financial tensions, she was replaced by Sergio Massa (a lawyer by profession and one of the main partners of the ruling coalition) only 24 days after taking office. His appointment brought calm to the markets, and soon after his arrival he implemented a slow but consistent reduction of the fiscal deficit, focused on the revision of subsidies to public services tariffs, and an accumulation of international reserves centered on a multiple exchange rate scheme, benefitting for soybean exporters. Finally, direct transfers from the Central Bank to the Treasury, which was one of the promises made by Minister Massa upon taking office, ceased.

In 2022, GDP grew 5.2% while inflation reached 94.8%, the highest value since 1991.

Massa’s management as Minister of Economy was based on three pillars: (i) avoiding an abrupt devaluation of the official exchange rate, for which a multiple exchange rate scheme was generated that allowed exporters to settle at a higher differential exchange rate, or partially access the parallel exchange rate, which is always higher than the official exchange rate. This task became especially difficult in the context of the severe drought suffered in recent years which adversely affected the agricultural sector, resulting in an estimated reduction in dollar inflows of approximately US$20 billion; (ii) the containment and reduction of inflation, by implementing a variety of measures, such as price controls (through agreements and sanctions) and raising the monetary policy rate (which was generally not positive in real terms, although it was close to the inflation rate); and (iii) the containment of the gap between the parallel and official exchange rates, for which the government intervened with its own assets to accommodate prices and prevent the gap from widening. Another objective, less relevant for the government than the previous ones, was to moderate the deviations with respect to the targets set forth in the EFF. In order to assist the Treasury achieved its issuance target, the government continued to resort to the methodology already applied by Martín Guzmán, whereby the Central Bank participated in the secondary debt market of the Treasury, so that the latter could take a greater volume of debt to finance spending; for the fiscal target, Minister Massa undertook a partial price adjustment of utility tariffs, although this was set aside in the context of the Presidential elections. The reserve accumulation target was reduced as a result of the difficulties posed by the severe drought suffered in 2023. Although expectations were not reached, the government chose Minister Massa as its candidate for President.

Primary elections took place on August 13, 2023. Javier Milei, candidate for La Libertad Avanza (LLA), was the most voted in the primary presidential elections with 30.0% of the total votes. The second most voted political party was Juntos por el Cambio, whose candidates achieved 28.3% of the votes, followed by the candidates of Unión por la Patria (Massa’s party) who achieved 27.3% of the votes. These results surprised not only because of the parity between the main parties, but also because of the unexpected victory of Milei. The day after the elections, the government validated a 22% increase in the exchange rate and a 22 percentage points increase in the monetary policy rate. This devaluation jump was not accompanied by a stabilization plan, so the benefits of depreciating the real exchange rate were almost non-existent and monthly inflation accelerated to 12.4% and 12.7% in August 2023 and September 2023, respectively, the highest values (at that time) in more than 30 years.

After the primary elections, Minister Massa took a series of measures to improve the population’s income in the short term, including one-time bonuses and tax cuts. We estimate the fiscal impact of these measures at 1% of GDP. In the general elections, Sergio Massa obtained 36.7% of the votes, followed by Javier Milei who obtained 30.0% of the votes and Patricia Bullrich, a member of Mauricio Macri’s party, who obtained 23.8% of the votes. The new Congress is fragmented, which will force the new President to negotiate the approval of laws.

On November 19, 2023, Javier Milei was elected President of Argentina with 55.7% of the votes, beating Sergio Massa by more than 11 points. Milei took office on December 10, 2023, and has, since then, depreciated the exchange rate by an initial 118% depreciation followed by a 2% monthly crawling peg and eased the monetary policy rate from 133% per year to 100% per year in order to improve the Central Bank’s balance sheet and withdraw price controls. Additionally, the President has also proposed a package of laws that aim to deregulate the economy in a series of aspects, from foreign trade to apartment rentals. Most of these measures do not directly affect the Bank, but as more restrictions are being lifted, the financial market could become more competitive. The Central Bank lowered once again the monetary policy rate from 100% to 70%.

Economic Data

•	Economic Activity

In 2023, GDP fell 1.7% primarily due to (i) the severe drought suffered in recent years which adversely affected the agricultural sector, resulting in an estimated reduction in dollar inflows of approximately US$20 billion and in more stringent controls on imports in order to avoid the further depreciation of the Argentine peso, (ii) the inflationary acceleration, with annual inflation increasing from 94.8% in 2022 to 211.4% in 2023, adversely affecting investment and reducing disposable income, (iii) political uncertainty and (iv) the depreciation of the exchange rate, which resulted in a decrease in consumption which could have a direct impact in employment. Unemployment slightly increased, from 6.3% in 2022 to 6.4% in 2023. In 2022, GDP grew 5.2%. The normalization of economic activity after the Covid-19 pandemic was the main driver for this growth.

The unemployment rate decreased again in 2022 and stood at 6.3% at December 31, 2022 compared to 7.0% at December 31, 2021. However, the quality of employment did not improve, with a higher incidence of underemployment and workers working in the informal economy. The average job informality (measured as the self-employed plus the employees with no social security over the total employees) rose from 45.4% in 2020 to 47.1% and 49.7% in 2021 and 2022, respectively, according to INDEC.

In 2021, economic activity showed a strong rebound from the decline in 2020. The reopening of almost all activities, coupled with government policies to boost demand led to a GDP growth of 10.7%.

Employment and unemployment also improved compared to 2020. In 2021, employment (including formal and informal) averaged 42.4% compared to 38.3% in 2020 and unemployment averaged 8.7% compared to 11.4% in 2020.

•	Prices

In 2023, inflation reached 211.4%, its highest value since 1991. The increase in prices that followed both the August and December exchange rate increases partially led to the inflationary acceleration in 2023 compared to 2022. Core inflation was 229.4% while regulated prices grew 164.9%.

In 2022, inflation reached 94.8%. The increase in prices that followed Minister Martin Guzman sudden departure together with the adjustments in the regulated prices partly explain the inflationary acceleration in 2022 compared to 2021. Core inflation was 90.6% while regulated prices grew 85.7%.

In 2021, inflation was 50.9%. The economic activity rebound and the increase of global commodity prices, together with the monetary pressures caused by high fiscal needs, increased inflation towards the high levels experienced in 2019 and 2018. During this period, core inflation, which shows the strength of the inflationary process, was 54.9%.

•	Public Finances

The government failed to meet the primary fiscal deficit target of up to 1.9% of GDP agreed with the IMF. In 2023, the primary deficit amounted to 2.70% of GDP. Although the government gradually decreased spending at the beginning of the year, primarily with respect to utility tariffs, spending increased significantly during the presidential campaign, resulting in a deficit that exceeded the IMF target. Since Milei took office, certain measures have been taken, including the partial lifting of subsidies on utility rates, the reduction of public employment, the suspension of the pension actualization formula and public works, and others measures which are pending legislative approval, all of which are aimed to reach a 2% of GDP primary fiscal surplus by the end of 2024. The Government met the fiscal target with the IMF in 2022, accumulating a primary fiscal deficit of 2.4% of GDP (with a target of 2.5%). Compliance was largely due to the deceleration of spending in the second half of the year as a result of the adjustment of subsidies to utility tariffs, and to higher tax revenues derived from increased economic activity and the higher than expected liquidation of soybean dollars. The public sector recorded a primary fiscal deficit of Ps.1.95 trillion in 2022.

Measures taken by the government during the second half of 2022 partly corrected the dynamics of the fiscal result supported by the implementation of the soybean dollar in September and December and the advanced payment of corporate extraordinary income tax installments. Primary expenditure, which had increased 11.4% in real terms during the first half of 2022 compared to the first half of 2021, decreased by 9.4% in real terms during the second half of 2022 compared to the second half of 2021, primarily due to the adjustment of social benefits and subsidies which, measured in real terms, fell by 7.6% and 24.2%, respectively, in the second half of 2022. As a result, the primary deficit amounted to 2.4% of GDP in 2022.

The primary fiscal deficit was reduced in 2021. The government began a partial withdrawal of the Covid-19 assistance package and improved activity levels allowed tax revenues to grow more than expenditures. In 2021, revenues grew 83.0% year-on-year, while expenditures grew 50.0%. At the same time, the IMF transferred US$4,300 million (1% of GDP) to Argentina in the form of SDRs. SDRs are supplementary foreign exchange reserve assets defined and maintained by the IMF. SDRs are units of account for the IMF, and not a currency per se. They represent a claim to currency held by IMF member countries for which they may be exchanged), which in accounting terms is taken as current income, making the deficit even lower. All of this resulted in a primary fiscal deficit of 2.1% of GDP (3.0% without taking into account the effect of the SDRs) in 2021.

•	External Sector

After five years of surplus, in 2023 Argentina presented a US$6.9 billion trade deficit primarily due to the severe drought suffered in recent years, which adversely affected the agricultural sector. Exports amounted to US$66,787 million while imports amounted to US$73,715 million.

In the foreign exchange market, the peso depreciated by 356.4% in 2023, reaching 808.5 Ps/US$ on December 31, 2023.

International reserves were US$23.0 billion as of December 31, 2023, a US$21.5 billion decrease compared to the balance as of December 31, 2022, mainly due to the negative effect of the severe drought which adversely affected the agricultural sector, resulting in an estimated reduction in dollar inflows of approximately US$20 billion.

The trade surplus decreased in 2022 due to higher energy prices, one of Argentina’s main imports. As a result, the trade balance amounted to US$6,923 million, a 53% decrease compared to 2021. Exports amounted to US$88,445 million while imports amounted to US$81,522 million.

In the foreign exchange market, the Ps/US$ parity grew by 72.4% in 2022, reaching 177.1 Ps/US$ on December 31, 2022.

International reserves were US$44.6 billion as of December 31, 2022, a US$4.9 billion increase compared to the balance as of December 31, 2021, mainly due to the application of a differential exchange rate to soybean exports.

The trade surplus reached US$14,750 million in 2021, increasing from a US$12,530 trade surplus in 2020, mainly driven by a major rise in commodity prices. Exports amounted to US$77,935 million in 2021, a 42.0% rise compared to 2020, while imports amounted to US$63,185 million in 2021, a 49.2% rise compared to 2020.

In the foreign exchange market, the Ps/US$ parity grew by 22.1% in 2021, reaching 102.8 Ps/US$ on December 31, 2021.

International reserves were US$39.7 billion as of December 31, 2021, a US$5,2 billion decrease compared to the balance as of December 31, 2019, mainly due to interventions in the exchange rate spot market to mitigate the depreciation of the peso.

Monetary Policy

During 2021, inflation began to accelerate. Nevertheless, the Central Bank decided to maintain the monetary policy rate unchanged throughout the year, with the aim to help economic recovery. Simultaneously, the Central Bank sought to control the official and parallel exchange rates through interventions and new regulations.

Following a soft monetary policy in 2021, in 2022, the Central Bank raised interest rates to cope with accelerating inflation. The monetary policy rate rose from 38% in January 2022 to 75% in September 2022, remaining stable at 75% until March 15, 2023.

In response to accelerating inflation and to prevent spikes in the parallel U.S. Peso exchange rate, the Central Bank decided to increase interest rates. As a result, the monetary policy rate increased from 75% per annum to 133% per annum. Since Milei took office the monetary policy rate has dropped from 133% to 70% and has ceased to be the 28-day Leliq rate to become the overnight REPO rate.

Financial System

All comparisons of the financial system contained in this annual report on Form 20-F are presented in nominal terms. All the variations in the following paragraphs (until —History and Development of the Company) are expressed as December average of the current year versus December average of the previous year.

Sight deposits grew 58.4% during 2021 while term deposits grew 58.7%.

Private sector dollar-denominated deposits increased only 1.0% in 2021.

The loans growth performance in 2021, both for individuals and companies, was positive, growing 40.6%, given the lower interest rates and the market need for credit due to the lockdown.

Private sector deposits grew 96.4% in 2022 compared to 2021. This was mainly explained by a 110.3% increase in term deposits and a 74.0% increase in sight deposits with term deposits increasing more than sight deposits primarily due to the inflationary acceleration in 2022, with inflation increasing from 50.9% in 2021 to 94.8% in 2022. Private sector dollar-denominated deposits grew by 2.8% in 2022 compared to 2021. Finally, loans for individuals and companies grew 64.9%, with those denominated in Peso growing 67.2% and those denominated in US$ decreasing 15.4%.

Private sector deposits grew 116.4% in 2023 compared to 2022. This was mainly explained by a 74.4% increase in term deposits and a 167.3% increase in sight deposits. The higher increase in sight deposits compared to term deposits was primarily due to inflationary acceleration in 2023 coupled with the negative interest rates (compared to inflation), especially in December, and the uncertainty about the Presidential elections that resulted in a shift from sight deposits to more liquid options that would potentially allow holders to buy US dollars in the parallel market. Dollar-denominated deposits fell by 7.4% in 2023 compared to 2022. Finally, loans for individuals and companies denominated in Peso grew 130.2% and those denominated in US$ decrease 0.3%.

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

On March 27 and April 16, 2020, the Board of Directors of BBVA Argentina approved the Bank’s participation in the “Play Sistémico” project, the purpose of which is to develop a payment solution for customers, led by the four main private banks in the market, including us, Banco Macro S.A., Banco Santander Río S.A. and Banco de Galicia y Buenos Aires S.A.U. In accordance with the business plan presented to the Board of Directors, on May 26, 2020, “Play Digital S.A.” was incorporated, a company in which the Bank owns a 11.057% shareholding interest as of the date of this annual report on Form 20-F. Play Digital S.A. was registered before the IGJ on June 9, 2020, under No. 5995, Book 99 of Corporations.

On May 11, 2021, the Board of Directors of BBVA Argentina approved the Bank’s participation (with a 12.51% stake) in the constitution of a new company called “Openpay Argentina SA”, with the majority shareholder being BBV América S.L., (with a 87.49% stake). The purpose of this new company is to act as a payment service provider, in accordance with the BCRA’s mandated text on Complementary Services for Financial Activity. Openpay Argentina S.A. was registered before the IGJ on May 9, 2021, under No. 7809, Book 103 of Corporations.

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

The Bank was one of the first companies to be listed on the Buenos Aires Stock Exchange (BCBA) (now Bolsa y Mercados Argentinos, “ByMA”), quoting since 1888 (ticker: BBAR). It also has been listed on Mercado Abierto Electrónico (“MAE”) since 2018. Its shares in the form of American Depositary Shares (ADSs) have been listed on the New York Stock Exchange (“NYSE”) since 1993 (ticker: BBAR) and on the Madrid-based Mercado de Valores Latinoamericanos (LATIBEX) since December 1999 (ticker: XBBAR).

In 2019 the BBVA Group adopted a globally standardized trademark, “BBVA”, in addition to a new company logo. This new identity reflects the BBVA Group’s values, especially “We are one team”, which emphasizes the importance of the people who work within the BBVA Group and their commitment to the BBVA project. In Argentina, the Company was rebranded as BBVA Argentina.

As of December 31, 2023, the Bank had total consolidated assets of Ps.6,110.1 billion, of which Ps.1,975.5 billion comprised its loan portfolio. Regarding liabilities, the Bank had consolidated total liabilities of Ps.4,695.3 billion, of which Ps.3,639.3 billion were total deposits. Total shareholders’ equity was Ps.1,414.8 billion, on a consolidated basis. Consolidated net profit for the year ended December 31, 2023, was Ps.157.3 billion and for the year ended December 31, 2022 was Ps.180.5 billion.

BBVA Argentina is the third largest privately-owned bank, and fifth largest bank in Argentina in terms of private loans (as of November 2023, on a consolidated basis, as per Central Bank last quarterly available information). As of December 31, 2023, the Bank had 9.1% of total banking system private loans on an unconsolidated basis, and 9.9% on a consolidated basis. Market share as of December 31, 2023 for retail loans (including consumer, mortgage, credit card and pledge loans) was 9.2% on an unconsolidated basis and 9.9% on a consolidated basis. Market share for commercial loans (including discounted instruments, overdrafts, financial leases, financing and prefinancing of exports and other loans) as of December 31, 2023 was 9.0% on an unconsolidated basis and 9.9% on a consolidated basis. BBVA Argentina is the third largest local private bank, and fifth largest bank in Argentina in terms of private deposits (as of November 2023, on a consolidated basis, as per Central Bank last quarterly available information). As of December 31, 2023, the Bank had a 6.8% market share of total banking system private deposits.

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

The Bank manages the following entity-wide business lines:

•

Retail banking, through which it offers financial services to individuals across all income segments. The Bank’s main retail banking products include checking and savings accounts, time deposits, credit card financing, consumer and pledge loans, mortgages, insurance and investment products. Despite the Bank’s historically strong presence within the middle-income and affluent segments of the population, its products and distribution channels are designed to attract clients across all client segments. As of December 31, 2023, there were approximately 3.93 million active (defined as a client of at least one product with at least “one movement” in the last three months or with a minimum deposit balance) retail banking clients, compared to 3.58 million active retail banking clients as of December 31, 2022. The Bank’s market share for consumer and mortgage loans as of December 31, 2023, was 7.2% and 0.9%, respectively. In terms of pledge loans, the Bank’s market share was 2.2% on an unconsolidated basis and 7.4% on a consolidated basis. In terms of credit card financing, the Bank’s market share was 12.4% (including Visa and Mastercard active cards). As of December 31, 2023, 2022 and 2021, we had total loans and advances of Ps.955.7 billion, Ps.1,207.7 billion and Ps.1,352.8 billion, respectively, and total deposits of Ps.2,028.5 billion, Ps.2,448.7 billion and Ps.2,448.7 billion as of the same dates, respectively, within this business line.

•

Small and medium-sized companies (SMEs), through which the Bank offers financial services primarily to local private-sector companies. The Bank’s main SME products include financing products, factoring, checking accounts, time deposits, transactional and payroll services, insurance and investment products. As of December 31, 2023, the Bank had more than 133 thousand SME clients, including entrepreneurs. SMEs are a key element for economic growth in Argentina, and the Bank is focused on expanding the number of clients it serves and on being a strategic ally to its SME clients, supporting them with tailored products and transactional solutions, as well as with differentiated customer support through its 243 branches. As of December 31, 2023, 2022 and 2021, we had total loans and overdrafts of Ps.881.9 billion, Ps.815.5 billion and Ps.757.3 billion, respectively, and total deposits of Ps.622.2 billion, Ps.758.0 billion and Ps.903.3 billion as of the same dates, respectively, within this business line.

•

Corporate and investment banking (CIB), through which the Bank offers financial services to some of the largest Argentine corporations and multinational companies operating in Argentina. Corporate banking is divided by industry sector: consumers, heavy industries, and energy, providing customized services to large companies. In addition to the products offered to SMEs, corporate and investment banking clients are provided with global transaction services, global markets solutions such as risk management and securities brokerage, long-term financing products including project finance and syndicated loans, and corporate finance services including mergers and acquisitions and capital markets advisory services. As of December 31, 2023, the Bank had more than 800 corporate banking clients, which included substantially all of the largest corporates and multinational companies in Argentina. Within the CIB business line, the

Bank is focused on leveraging the deep expertise of its industry-focused relationship executives, supported by the BBVA Group’s global network, to continue to provide bespoke global financial solutions to its corporate client base. BBVA Argentina is focused on being a trusted partner for its corporate clients as they seek to finance investment opportunities, particularly within certain sectors of the economy where investment has lagged, such as telecommunications, energy and infrastructure. As of December 31, 2023, 2022 and 2021, we had total loans and advances of Ps.137.8 billion, Ps.209.8 billion and Ps.188.8 billion, respectively, and total deposits of Ps.988.6 billion, Ps.884.6 billion and Ps.944.6 billion as of the same date, respectively, within this business line.

BBVA Argentina offers its products and services through a wide multiple-channel distribution network with presence in all the Argentine provinces and in the City of Buenos Aires, servicing 4.1 million active clients as of December 31, 2023. This network includes 243 branches (46% owned and 54% rented or leased), which provide services to the retail business line and to SMEs, corporations and institutions. Complementing the distribution network, as of December 31, 2023, there were 15 in-company branches, seven points of sales (contact points that only offer automated services and sales support, but have no approval by the BCRA to operate as a branch), two points of express support (branches without in-person customer service), 895 ATMs and 861 self-service terminals (“SSTs”, terminals that allow transactions without the need of a personal code or ID number). As of December 31, 2022, the Bank had 243 branches (47% owned and 53% rented or leased), 15 in-company branches, seven points of sales, two points of express support, 881 ATMs and 854 SSTs. As of December, 2023, 20 of the branches, plus the BBVA Tower, had the ISO 50001 international standard, which specifies the requirements for maintaining and improving an energy management system. In addition, 178 branches plus central offices comply with the ISO 14001 international standard, which is aimed at environmental management within the organization.

The Bank (including its subsidiaries) had a total of 6,009 employees (total active employees including permanent and temporary employees and excluding expatriates) as of December 31, 2023, of which 2,214 were working in the branch network and 3,795 in central offices. This compares to 5,888 employees as of December 31, 2022, of which 1,877 were working in the branch network and 4,011 were working in central offices.

BBVA Argentina has invested in its physical and digital distribution network, making it possible to offer a differential, flexible, convenient banking experience to its customers. In addition, the Bank considers that with the existing distribution structure, it has the necessary reach and scale to facilitate expected growth while improving its operating efficiency, number of customers and products. The following table sets forth information regarding our footprint by province as of December 31, 2023:

	Branches	Points of Express Support	ATMs	SSTs	Points of Sale	In-Company Banks
Ciudad Autónoma de Buenos Aires	78	1	275	260	2	4
Buenos Aires	83	0	344	296	2	9
Catamarca	1	0	3	3	0	0
Córdoba	15	0	35	50	0	0
Corrientes	2	0	9	6	0	0
Chaco	2	0	8	9	0	0
Chubut	5	0	15	14	1	0
Entre Ríos	6	0	16	16	0	0
Formosa	1	0	5	6	0	0
Jujuy	1	0	3	4	0	0
La Pampa	2	0	3	7	0	0
La Rioja	1	0	3	4	0	0
Mendoza	11	0	35	37	0	0
Misiones	2	0	6	10	0	0
Neuquén	4	0	14	12	0	0
Río Negro	3	0	10	11	0	1
Salta	2	0	9	12	0	0
San Juan	2	0	11	11	0	0
San Luis	2	0	6	7	0	0
Santa Cruz	3	0	10	7	0	0
Santa Fe	11	0	44	46	2	1
Santiago del Estero	1	0	4	8	0	0
Tucumán	3	1	17	19	0	0
Tierra del Fuego	2	0	10	6	0	0
Total	243	2	895	861	7	15

BBVA Argentina provides an electronic banking service, a modern, secure and functional internet banking platform (bbva.com.ar) and mobile banking apps such as the BBVA App. Within the digital payments offering, the Bank has also implemented NFC technology for its clients’ use. The BBVA App has been implemented in selected countries within the BBVA Group (Peru, Uruguay, Mexico, Argentina, Spain and Colombia) with successful results. The app is developed collaboratively among the countries in which it has been implemented providing the BBVA Group with global synergies in the development of new features and the response to market.

In 2023, we improved some of our app’s features, including being able to see credit cards’ security codes through a double security factor process, improving security. Additionally, clients can now link accounts from other financial institutions to their BBVA Argentina’s account, and execute wire transfers between them (incoming transfers only). The app also has a MODO landing section where QR payments can be made, along with wire transfers from and to the digital wallet. Another improvement has been the development of a functionality that enables clients to simulate and request life insurance from the home banking platform.

These features aim to improve user experience, increase our net promoting score, and improve accessibility while aiming to increase security and efficiency, reducing system response time.

As of December 31, 2023, the average rating for the app both in Apple Store and Google Play Store was 4.8 compared to 4.5 as of December 2022. Within banking apps ratings, BBVA Argentina’s app remained the highest ranked in Google Play Store and the second in Apple Store. Users of the app increased 18% compared to December 2022.

At the end of 2020, we, together with other Argentine banks, launched MODO (Play Digital S.A.) (“MODO”), a payment solutions app that is part of our digital offering and enables wire transfers and cashless payments through mobile phones allowing users to access their banks’ available promotions. As of December 31, 2023, BBVA Argentina held an 8.20% market share of active users (active users of MODO that have made a transaction, payment or transfer, in the previous 30 days). MODO complies with the Central Bank’s interoperable QR regulation, enabling replacement of debit cards.

In 2022, we started offering Openpay (Openpay Argentina S.A.), a service that allows merchants to collect sales from debit and credit cards, and offer payments in installments. Through Openpay, merchants can execute in-person transactions through a card reader which is connected to a mobile phone, or carry out remote sales through a payment link.

Finally, in September 2023, we launched Spark, a business unit focused on offering financial services to tech start-ups and entrepreneurs. Spark had been previously launched in Mexico and Spain, and as of the date of this annual report serves more than 700 clients globally, with a credit portfolio of over 200 million euros. In Argentina, Spark had 111 clients as of December, 2023.

BBVA is committed to sustainability, which is impacting the banking business, as part of its daily activities, encompassing not only relations with customers but also internal processes.

BBVA Argentina has also gradually transformed part of its branches into “digital branches”: a combination between human capital and structure facilities to promote client self-service, aiming to digitalize and migrate clients to remote channels. Strategic pillars of these branches include: the mixed roles of customer service staff oriented to guide the client, the availability of digital tools, the limitation of teller service for specific transactions, and the availability of a customer service protocol where the importance of each role and client dynamics are detailed. As of December 31, 2023, BBVA Argentina had 24 “fully-digital” branches (branches where teller services are not available).

As of December 31, 2023, active retail digital clients reached 2.5 million with a 62.0% penetration over total active clients (4.1 million), versus a penetration of 61.8% as of December 31, 2022. Active retail mobile clients were 2.3 million, representing a 57.3% penetration as of December 31, 2023, versus a penetration of 55.4% as of December 31, 2022.

In 2023, accumulated retail digital sales measured in units reached 93.17% of total sales (compared to 92.36% in 2022) and represented 69.8% of the Bank’s total sales measured in monetary value (compared to 62.42% in 2022). Digital and mobile transactions (including online and mobile banking, net cash online and mobile, and non-banking correspondents including MODO) increased 77.9% in 2023 compared to 2022.

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

Business Strategy and Model

The global geopolitical and economic scenario remains highly uncertain. The ongoing war between Russia and Ukraine, the Palestinian-Israeli conflict, and the increasing political polarization are restraining economic growth and heightening risk aversion.

Additionally, tightening monetary policies seeking to contain inflation have resulted in a slowdown of economic activity, reduced demand for credit and increased risk indicators.

The prevailing short-term uncertainty has not halted in any way the consolidation of the long-term global trends on which BBVA Argentina’s strategy is based, and which play a critical role in transforming the economy—digitization, innovation and decarbonization, from the perspective of both decarbonization and inclusive growth:

•

Digitization continues to consolidate, being increasingly present across all economic sectors. Growth potential is shifting towards a customized value proposition and advice with a positive impact on the client’s life, beyond a pure digital offering.

•	Major trends in innovation, such as artificial intelligence.

•

In 2023 generative artificial intelligence has preliminarily shown its significant and disruptive potential in multiple economic sectors, transforming client relationships, automating processes, and changing work methods to increase productivity.

•	Other technologies such as blockchain, quantum computing, cloud processing, etc. continue to advance.

•

Sustainable development has emerged as the guiding principle for long-term global development with an aim to achieve economic development, social development, and environmental protection in a well-balanced manner. The United Nations designed the 17 Sustainable Development Goals (SDGs).

•	The fight against climate change is already having a strong impact on the competitive dynamics of multiple sectors, which is expected to increase.

•

The decarbonization of the economy, which we believe poses the major disruption and economic opportunity of the last century and one of the main challenges faced by humankind, and where the banking sector plays a key role in achieving zero-emission goals.

•	Innovation and new technologies play a key role in achieving decarbonization goals. Financing the transition and new technologies pose both a challenge and an opportunity for the banking sector.

•	On the path to sustainability, decarbonization is just one of the drivers to restore ecosystems and protect biodiversity. Ongoing work on natural capital preservation and expansion is crucial.

•

Climate change has an impact on the lives of thousands of people who are exposed to its consequences (natural disasters, droughts, epidemics), leading to increased inequality. Alongside plans to decarbonize the economy, robust plans are needed to foster a fair climate transition and ensure economic and social inclusion for everyone.

•

BBVA Argentina’s strategy encompasses these trends that are transforming the world. As mentioned, this strategy revolves around a single purpose: “Bringing the age of opportunity to everyone”, with the client always at the core of our activities. Additionally, the BBVA Group embraces strong values: “The customer comes first”, “We think big”, and “We are one team”.

BBVA Argentina’s values and associated behaviors are embedded in the key models and levers that drive the BBVA Group’s transformation, as well as in global people management processes, from the selection of new employees and role assignment processes, evaluation, people development, and training to incentives linked to the accomplishment of annual goals.

These values, together with our purpose and strategic priorities, guide decision-making at all levels and are embedded in our culture.

Guided by its purpose and values, the Bank’s strategy is based on the following six strategic priorities:

During 2023, the Bank has made significant progress in executing this strategy:

1.	Improving our clients’ financial health

BBVA Argentina’s purpose is closely tied to making a positive impact on its clients’ lives. Therefore, for many years now, the Bank aims to develop features, experiences, and tools to support clients in their day-to-day lives through the use of new technologies, responsible use of data, and the strong expertise of its team.

The Bank aims for clients to be aware of their income and expenses, sorted out by categories, to be able to establish spending limits and follow up on them, even anticipating information on upcoming activity.

Similarly, BBVA Argentina seeks to help clients set savings goals and makes available automatic rules to help achieve these objectives, seeking to turn savings into a habit.

The Bank also offers its clients updated information about their borrowing capacity, maximum permitted indebtedness levels, and current debt status, to increase clients’ awareness of how much debt they can incur.

Finally, the Bank helps clients make plans to meet their economic goals by providing comprehensive financial advice towards improved wealth management.

2.	Helping our clients transition towards a sustainable future

To BBVA Argentina, sustainability means “helping our clients transition towards a sustainable future” by promoting environmental protection, economic growth, and social development. The Bank contributes to several SDGs through business development trying to generate a positive impact in society.

Climate change calls for the decarbonization of the economy, which impacts all industries and the way customers move, spend, or equip their homes, requiring significant investments that will extend over the coming decades.

Additionally, climate change and human action are straining natural capital (water, crops, raw materials, etc.), making it increasingly relevant for clients to ensure the continuous availability and quality of essential resources for production and service provision.

Lastly, significant inequalities still exist in the world, which may be exacerbated by the effects of the economic transformation resulting from decarbonization efforts or the destruction of natural capital. We believe that we can help to foster inclusive growth by providing financial education.

The Bank’s sustainability strategy has a roadmap with two clear goals:

•	Drive new business through sustainability with a global and holistic approach to global warming, natural capital, and social aspects.

•

Achieving net-zero emissions by 2050 with sectoral decarbonization plans in the most relevant sectors. BBVA Argentina has set intermediate decarbonization targets for 2030, covering sectors such as oil and gas, electricity generation, automotive, cement, steel, and coal. In 2023, it also set objectives for aviation and sea transportation.

The progress towards these intermediate decarbonization targets is monitored using alignment methodologies that help understand how financial flows contribute to emission reduction. These metrics are compared to climate change scenarios to design sectoral alignment plans. These plans help define the commercial strategy with clients, guide selective growth based on risk considerations and business opportunities, and evaluate clients’ own transition plans.

3.	Reaching more clients

BBVA Argentina endeavors to grow by positioning itself where its clients are, both through its own channels and through partnerships and agreements with third parties. All of this is done without losing focus on profitable growth, investing in the most relevant product verticals and value segments. Additionally, the Bank continues to advance its growth strategy in new business models with a medium and long-term growth horizon.

4.	Driving operational excellence

BBVA Argentina is committed to providing the best customer experience with simple and automated processes while maintaining a focus on robust risk management and optimal capital allocation.

The Bank continues to transform its relationship model to adapt to changes in clients’ behaviors, aiming to improve service and become more efficient and productive by facilitating access to its products and services through simple processes. The commercial network role is increasingly focused on higher value-added operations for the customer, redirecting lower value-added interactions to self-service channels, thus reducing unit costs and achieving higher productivity.

The relationship model transformation is supported by a change in the operating model, which focuses on process reengineering, seeking greater automation and enhanced productivity, as well as faster time-to-market of new products and functionalities.

The Bank leverages its global presence to develop more efficient products and solutions that meet client needs. To achieve this, the BBVA Group has industrialized and standardized software construction for digital channels across all banks that are part of the BBVA Group, enabling a solution designed in one country to be quickly exported to the rest. This has significantly improved time-to-market, solution quality, and efficiency (construction occurs once for all countries), while providing clients with the same capabilities and experience across all geographies where the bank operates. Two examples are the mobile application for retail clients, where 81% of the programming code has been reused, and the mobile application for businesses, developed in less than one year, reusing 80% of the components. In fact, it was initially launched in Spain and the same leading app is now available in Mexico, Peru, Argentina, Colombia, and Uruguay.

On the other hand, the Bank sticks to its commitment to using more efficient and scalable technologies.

Optimal capital allocation is another fundamental pillar of operational excellence, prioritizing the allocation of capital to the most profitable business opportunities.

5.	The best and most engaged team

The team is a key success factor of the strategy. A diverse team, with a distinctive culture, guided by BBVA Argentina’s purpose and values, and driven by a talent development model that puts employees at the core, based on trust, empowerment, and transparency.

The Bank has an employee value proposition based on three pillars: Bank, Team, and People. During 2023, such value proposition continued to be driven through high-value initiatives for employees, enabling good progress in various aspects of people management.

As an organization, the goal is to have the best and most committed team. The Bank’s people management strategy is based on three key pillars:

•	Having a committed and proud team that believes in the Bank’s purpose and lives up to its values.

•

Leading the business through the attraction and development of the best talent, fostering a high-performance culture, making employees feel ownership and responsibility for their goals at the Bank, providing adequate training for teams, and efficiently using resources.

•

Creating the best environment for talent, one that is open and flexible, with a focus on employee well-being, providing the best guidance and embracing inclusion and diversity, for everyone to feel welcome.

During 2023, BBVA Argentina continued working on strategic training on sustainability to ensure that employees have the necessary skills and knowledge for the proper execution of its strategy.

6.	Data and Technology

Data and technology are clear strategy accelerators. Investing in the development of advanced data analytical capabilities, such as artificial intelligence, along with secure and reliable technology, enables the creation of differential solutions that help gain competitive advantages.

The responsible use of data and new technologies also enables the generation of increasingly global and easily scalable processes that can be applied across different geographies, reducing unit processing costs.

Data and Artificial Intelligence

BBVA Argentina is a data-driven company where data quality and advanced integration, along with Artificial Intelligence, are key accelerators to achieve the differential positive impact on customers’ lives encapsulated in the Bank’s purpose.

The BBVA Group has a team of 5,400 data scientists, specialists, and engineers dedicated to developing this differential value proposition.

The Bank’s data strategy is based on the following pillars:

•	Data quality and availability across the entire organization are the first pillars to build a differential proposition.

•

Developing and enhancing the use of advanced analytical models to offer, among other things, hyper-personalized solutions for clients and also to improve the relationship model through greater analytical and advisory capabilities for managers.

•	Harnessing the generative artificial intelligence potential to improve customer service and optimize the Bank’s operations and processes while managing the risks inherent to this new technology.

Technology

Technology is a key element to enable the transformation strategy. The goal is to create differential solutions for clients while executing operations as efficiently and securely as possible, using the most advanced technological capabilities available.

During 2023, investment and work on infrastructure resilience continued, resulting in a significant reduction in the number of relevant incidents, leading to better service levels for clients. Efforts were also focused on maintaining an operating facility with high-availability levels to ensure business continuity upon potential unavailability events.

Business and activities

BBVA Argentina seeks to offer its customers a service of excellence in line with their needs. To such end, it strives to enhance its products and services, leveraging technological innovation, ongoing process improvement, customized service, and exclusive benefits.

Business Lines

Below is an overview of each of our principal business lines and their evolution during 2023.

Retail Banking

Our retail banking business line comprises our retail business, including consumer, mortgage, payments, and consumer finance operations, and our “individuals” segment, including management liability products, loans, payments, consumer finance and insurance, all of which are an integral part of our individual clients strategy.

Through our retail banking business line we seek to make the opportunities of this new era accessible to everyone through the digital evolution of our products and channels. This has enabled us to deliver simple and secure solutions that aim to complement our value proposition with increased benefits for our clients, driving actions aimed at expanding the digital client base in Argentina.

Aligned with our strategic priorities, the retail banking business line has focused its efforts on transforming the business by analyzing the needs of individual clients to provide an improved customer experience and comprehensive service while promoting digital products and sales. We believe that strengthening long-term relationships is a priority to us, with a significant focus on payroll clients who provide transactional activity and become a strategic group for the growth of the Bank’s lending and borrowing positions, as well as the acquisition and retention of high-value clients.

With regards to payments, our priority is focused on innovation through the implementation of new solutions that drive digitization in client acquisition and service. In consumer finance, the priority has been on strengthening partnerships and on the innovation of our value proposition.

With these priorities, the retail banking business line has contributed value to the following three strategic priorities of the Bank:

•	Providing the best possible client experience, setting a new standard through assertive communication with our clients, comprehensive management, and brand engagement.

•

Driving digital sales, in an environment and within a customer base that prioritize digital solutions. We believe that we need to respond to the demand for new banking relationship arrangements by leveraging and maximizing all available channels.

•	Creating new business models by offering comprehensive financial solutions to attract new clients through partnerships and innovative campaigns.

As of December 31, 2023, the Bank had 3.9 million retail customers.

Below is a description of our main products within our retail banking business line.

Loans

•	Personal Loans

In 2023, the Bank implemented four major improvements:

•	100% Digital Open Market Loans: In August 2023, the Bank implemented a new 100% digital borrowing workflow for “Non-Clients”.

•

Point of Sale Loans: In November 2023, the Bank developed a tool allowing clients to enter into a personal loan to finance the purchase of a product at a Bank’s partner on the spot. This product was initially deployed at motorcycle dealers.

•	Optimal Pricing Model: The Bank implemented new risk groups to be considered by its pricing model seeking to offer the optimal rate for each client.

•	Acquisition Process Redesign: The Bank enhanced the digital loan borrowing workflow for clients, simplifying the steps and optimizing their experience.

During 2023, the Bank granted Ps.141,545 million in personal loans representing a 7.24% market share in Argentina. In 2023, 572,457 personal loans were originated from digital channels.

•	Pledge Loans

In line with its global sustainability strategy, the Bank continued to offer special lines at convenient rates to finance the purchase of electric and hybrid vehicles.

During 2023 the Bank granted Ps.23,052 billion in pledge loans representing a 2.19% market share, and 7.36% considering PSA Compañía Financiera, Volkswagen Financial Services and Rombo Compañía Financiera in Argentina. In 2023, 14,132 customers were granted pledge loans.

Insurance

In 2023, there was a slight growing trend in insurance sales volumes in products from both BBVA Seguros and third-party companies.

The Bank renegotiated the terms of the agreement with Caja de Seguros S.A. to reflect current market conditions. Within the framework of such agreement, Caja de Seguros S.A. continued making strong disbursements on account of commissions and commercial incentives for the Bank, as well as for investments in systems and processes to maintain its innovative product and service offering.

In 2023, several initiatives were undertaken to improve clients’ digital experience, which led to a 38% increase in the volume of 100% digital new business compared to 2022. Digital sales significantly exceeded those recorded during the previous year.

Regarding policy cancellations, the volume decreased significantly compared to previous years, leading to a certain recovery of the policy portfolio for high-value products.

Both the increase in new policies and the decrease in cancellations were achieved by optimizing sales funnels in Online Banking and the BBVA App. We also expanded our product offering to offer new health, bicycle and skateboard insurance products.

In order to boost the insurance business, some of the promotions offered by the Bank, such as premium rebates, were maintained in 2023.

The table below sets forth the number of policies sold by the Bank in 2023 by category.

Insurance Sales	2023 Number of policies
Homeowners	43,812
ATMs	48,934
Handheld devices	41,161
Life	19,649
Unemployment	22,849
Personal Accidents	6,627
Car	12,564
Handbag Protection	16,358
Purchase Protection	5,327
Comprehensive	19,330
Laptops	514
Health	6,537
Bicycle	1,505
Skateboards	124
Other	2,211
Total	247,502

Asset Management

The table below shows the amount of total equity under management accrued as of December 31, 2023 and the variation with respect to 2022.

Equity Management	Amount accrued as of December 31, 2023 in millions of Pesos	Year-on-year changes
		In millions of Pesos	As a %
Total equity under management	1,288,519	(62,676)	(4.64)%
Equity under management in time-deposits funds	1,234,787	(35,418)	(2.79)%
Equity under management in market mutual funds	53,732	(27,258)	(33.66)%
Equity under management in market mutual funds– Fixed income funds	11,144	(50,671)	(81.97)%

As of December 31, 2023, the Bank had 16 mutual funds under management registered with the Argentine Securities Commission (CNV). Subscriptions and redemptions are permitted in eight of them, while five of them only admit redemptions and three of them have not been launched to market yet.

Fund	Status

FBA Renta Pesos, FBA Bonos Argentina FBA Ahorro Pesos, FBA Renta Pública I, FBA Renta Fija Plus, FBA Renta Mixta, FBA Calificado and FBA Acciones Argentinas	Subscriptions and redemptions in pesos are allowed.

FBA Horizonte, FBA Horizonte Plus, FBA Bonos Globales, FBA Retorno Total I and FBA Acciones Latinoamericanas	Only redemptions are allowed.

FBA Gestión I, FBA Renta Fija Local and FBA Fondo Renta Pública II	These mutual funds are not open for subscription or redemption. They have not been launched to market yet.

During 2023, no new funds were registered and no registered funds were launched to market or liquidated. However, given the similarity of their portfolios, the Bank recently completed the merger of the FBA Calificado fund into the FBA Acciones Argentinas fund.

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

As of December 31, 2023, MODO had 584,992 BBVA Argentina’s clients enrolled and 258,845 active clients. During 2023, 358,072 individuals made payments using QR MODO and 107,596 users made money remittances.

The increase in new users was driven by the commercial campaign efforts undertaken during the year, including by offering discounts in sectors valued by clients and cashbacks on the spot.

Debit and Credit Cards

During 2023, BBVA Argentina continued developing functionalities to enhance clients’ experience, streamline operations, empower payments, and increase security in transactions. In line with this, and building on our previous year’s developments, the Bank extended the “Pause” and “Enable” feature to MasterCard credit cards, automatically increasing spending limits for both credit and debit cards.

Regarding fraud prevention, the Bank launched notifications related to VISA credit card transactions for clients to be aware of every transaction made or rejected on their cards, while being able to check that the amount charged in a transaction is correct.

The Bank has been the first bank in enabling the online activation of VISA credit cards. Starting this year, clients can access their full VISA credit card details both on the BBVA App and through Online Banking, after completing a Token validation process for security purposes, thus avoiding the need to wait for the physical card to arrive.

Regarding account balances and debit card usage, the Bank introduced the new “Money In” feature, through which clients are able to transfer money to the Bank from another bank quickly and easily, without leaving BBVA Argentina’s Home Banking site, by linking the account the client has with the other financial institution. Additionally, we focused on improving the service payment experience, increasing payment limits, and running campaigns with awards, resulting in more clients channeling their payments through the Bank.

BBVA Argentina’s solutions linked to Apple and Google

The Bank continued offering Apple Pay to its clients. This system, created for Apple devices, enables easier and more secure contactless payments by loading VISA debit and credit cards into the application.

Additionally, in June 2023, BBVA Argentina deployed the Google wallet, through which its clients are able to store their VISA and MasterCard debit and credit cards, make contactless payments at merchants where these transactions are accepted, and make secure purchases on websites and apps.

Partners and Commercial Alliances

In 2023, the Bank continued strengthening its BBVA Points Reward Program. During the year, the Bank carried out the following actions:

•	Commercial campaigns and actions together with Despegar to offer clients an attractive travel offering. The Bank is one of Despegar’s major partners.

•	Launch of “Pay with Points” functionality, allowing clients to redeem points on purchases at selected merchants engaged in the food and entertainment sectors.

•	Development of “Your Seven Wonders” campaign, which was designed to show the benefits of the BBVA Points Reward Program, inviting clients to travel and discover the world.

Throughout 2023, the Bank maintained its two major commercial alliances with Frávega and Sodimac, reaching approximately 43,600 new clients during the year and maintaining benefits for individuals on their first purchase. Despite the volatility in market rates, the Bank continued offering financing arrangements to buy motorcycles for customers of the Simpa Group and the Iraola Group.

Time Deposits

During 2023, time deposit rates were regulated by the Central Bank. In spite of this, the Bank’s stock of retail time deposits increased 65% from Ps.310,000 million in 2022 to Ps.476,000 million in 2023 at current (real) values. In addition, time deposits remained 99% digital.

Small and Medium-sized Companies (SMEs)

This business line manages corporate clients from both the public and private sectors. It comprises companies banking, SMEs foreign trade and transactional services.

•	Companies Banking

It focuses its efforts on serving clients from strategic sectors of the industry, such as construction, infrastructure, and agriculture, strengthening risk policies tailored to each client’s profile.

Synergies with other areas of the Bank, along with the client approach model and specialized portfolio, help drive results.

•	SMEs Segment

This segment is focused on offering financial services to small and medium-sized enterprises, enhancing clients’ transactional activity with the support of a competitive offering in terms of collections and acquiring services. Commercial actions were developed aimed at attracting clients or managing resources to increase balances in sight accounts, saving products, and term deposits.

•	Foreign Trade

Businesses related to foreign trade are experiencing substantial growth, which positively impacts the Bank’s results, driven by the available product portfolio, digitization, and client service. Areas, such as Business, Products, Commercial, Regulatory, Operations, Systems and Processes are parts of Foreign Trade.

•	Transactional Services

Transactional businesses are relevant to this business line and, as such, require specific monitoring to cover the needs of each client and ongoing focus from executives.

Various strategies have been developed in this line of business to attract new clients and deepen relationships. These strategies were designed considering profitability and leveraging the product portfolio.

The business strategy aims to achieve financial margin through attraction and financing products (such as loans, deposits, etc.) by generating interest or commissions in the short, medium, and long term.

Below is a description of our main products within our SMEs banking business line:

SMEs and Entrepreneurs

BBVA Argentina believes that SMEs and entrepreneurs are key drivers to local economic growth. To support these segments, it offers a distinct in-person and online service, along with financial services primarily to local companies and individuals engaged in business activities in the private sector.

BBVA Argentina introduced Openpay, a disruptive solution for SMEs, merchants and professionals. Openpay is a fintech owned by the Group, with presence in Mexico, Peru, Colombia and Argentina, specializing in the development of payment solutions for small and medium-sized enterprises and individuals engaged in commercial or professional activities.

As of December 31, 2023 the Bank had 133,174 SMEs customers, out of which more than 24,000 became customers in 2023.

Foreign Trade

As of December 31, 2023, the Bank had 4,776 active foreign trade customers compared to 5,256 in 2022.

Foreign trade registered US$3,566 billion in import flows (46.4% less than the previous year) from 67,426 transactions, positioning the Bank in the seventh place in terms of import flows market share (5.64%) and in second place in terms of operations market share (12.36%), according to the Central Bank and US$6,714 billion in export flows (37.6% less than the previous year) from 70,664 transactions, positioning the Bank in the sixth place in terms of export flows market share (9.03%) and in third place in terms of operations market share (12.47%), resulting in a gain from net commissions of US$20,360,918.

Agricultural Business

As of December 31, 2023, the Bank had 7,274 agribusiness customers, an asset portfolio in excess of Ps.190,000 million and Ps.17 million settled through the Expoagro promotion consisting of offering financing arrangements at attractive terms.

BBVA Argentina was present at the sector’s most important fairs: Expoagro and Agroactiva. At these events, the Bank introduced several exclusive financing opportunities for agricultural producers, including a zero-rate agreement in U.S. dollars at 180 days, and offered advice from agribusiness specialists. In addition, BBVA Agro Visa Card—a product designed specifically for this segment—was marketed successfully in these events.

Startups

In 2023, BBVA Spark was introduced in Argentina seeking to offer comprehensive financial services to technology companies at their several growth stages. This initiative includes a full range of banking products and services, specialized support, and access to the sector’s ecosystem. BBVA Spark will seek to offer startups a solution to cover all their financial needs in one spot, through a comprehensive offering accommodated to the several stages of an enterprise’s life cycle, from being a startup to becoming a large company, including access to sophisticated financing products.

Transactional Products

BBVA offers the following collection and payment products.

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

•

Cash-in-transit: Home collection that consists of the delivery or receipt of securities between the Bank and the client. The client contracts the service on behalf of and by order of the Bank, which is the one who quotes the service to be provided through money transport companies.

•

Remote Deposits – TIBAF: Deposit of checks from the client’s offices through their digitalization, for which a check reader is installed in their offices that allows for the receipt of a detail of the operations carried out.

•	Payment products:

•

Payments to Suppliers. Payment from a business to its suppliers by means of payment instructions to Net-Cash, a channel through which the business receives daily payment status updates and follows up on them, by reconciling the accounting information in the business’ management system.

•

Datanet – Interbanking: It is a transaction in which a natural or legal person orders the Bank to debit funds from such person’s account and credit them to another account of such person or an account of another natural or legal person in the Bank or in another financial entity. The channel used is InterBanking.

•

Massive issuance of eCheqs: It allows the issuance of up to ten thousand eCheqs (electronic checks) from the upload of a txt file through the Net Cash channel. In the same file, checks can be issued to different beneficiaries. eCheqs can be issued daily, with deferred payment, of a “to order” and “not to order” nature.

•

Transfers. A transaction whereby an individual or legal entity orders the Bank to debit funds from an account of its own and credit them to another account owned by that individual or legal entity or a third party at BBVA Argentina or at other entity, through Electronic Banking (Net-Cash or InterBanking).

Corporate & Investment Banking (CIB)

Through our corporate and investment banking business line we offer banking services to approximately 847 multinational companies and local private-sector and state-owned enterprises.

In our corporate business line, we leverage the BBVA Group’s global presence and interconnected structure covering the corporate business line across the globe. Our corporate and investment banking products include checking, savings, time deposits and loan products that allow for structured finance for our global clients. In addition, as part of our investment banking services, we offer advisory services on mergers and acquisitions and initial public offering and corporate- and project financing. In Argentina we cover local clients, including large and medium-sized companies, and large international clients. Our clients also include institutional and governmental clients including pension funds, insurance companies and banks.

Through our treasury unit we also offer trading services, and we are also engaged in capital markets, money markets and foreign exchange markets, brokerage services in connection with fixed-income securities, derivatives, and trust services.

BBVA Argentina continued to enjoy a leading position in the Argentine wholesale consumer portfolio with notable performance both in liability portfolio and transaction-based banking services. In 2023, CIB was focused on the achievement of its strategic goals, including, among others, leadership in both corporate banking and investment banking, optimization of capital allocation and increasing cross-selling margins. The Bank is working to attain these goals through increased business consolidation, process efficiencies and the establishment of long-term relationships with its customers.

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

Global Transaction Banking is divided into working capital, cash management, client resources, trade finance and correspondent banks.

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

	Financial assets at amortized cost - Loans and advances
	December 31, 2023		December 31, 2022		December 31, 2021
	(in thousands of pesos, except percentages)
Retail banking	955,741,950	48.38%	1,207,661,390	54.08%	1,352,836,643	58.84%
Small and medium-sized companies	881,881,010	44.64%	815,544,667	36.52%	757,337,447	32.95%
CIB	137,874,430	6.98%	209,874,068	9.40%	188,810,608	8.21%

Total	1,975,497,390	100.00%	2,233,080,125	100.00%	2,298,984,698	100.00%

	Financial assets at amortized cost – Deposits
	December 31, 2023		December 31, 2022		December 31, 2021
	(in thousands of pesos, except percentages)
Retail banking	2,028,464,704	55.74%	2,448,694,470	59.85%	2,448,743,799	57.00%
CIB	988,616,579	27.16%	884,612,690	21.62%	944,637,087	21.98%
Small and medium-sized companies	622,225,377	17.10%	758,005,276	18.53%	903,387,121	21.02%

Total	3,639,306,660	100.00%	4,091,312,436	100.00%	4,296,768,007	100.00%

Information Technology

Our IT area is responsible for our systems operation and availability as well as data security and integrity. Our primary and backup and disaster recovery data centers are located in Buenos Aires, Argentina and in Lago Esmeralda and Querétaro, Mexico.

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

As of December 31, 2023, BBVA owned 66.55% of our capital stock.

BBVA is a global financial group, organized in five operating segments: (i) Spain; (ii) Mexico, (iii) Turkey; (iv) South America; and (v) Rest of Business. In addition to the operating segments referred to above, the BBVA Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the BBVA Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles, as well as the financing of such asset portfolios. Some of the benefits we receive from the BBVA Group are:

•	sharing of technology;

•	development of new banking products that have been customized for the Argentine market;

•	leveraging BBVA’s global client relationships to serve those clients operating in Argentina; and

•	BBVA’s participation in BBVA Argentina as a shareholder is both long term and strategic.

Subsidiaries and investees of BBVA Argentina

The following chart reflects our subsidiaries as of December 31, 2023:

The following information is related to our subsidiaries, joint ventures and associates as of December 31, 2023:

•	Subsidiaries

Subsidiary	Country of Incorporation/ Residence	BBVA Argentina Ownership and Voting Power (in percentages)	Principal Activity	Shareholders’ Equity (in thousands of Ps.) (1) (2)
PSA Finance Argentina Cía. Financiera S.A.	Argentina	50.00%	Financial institution	13,487.92
BBVA Asset Management Argentina S.A.U.	Argentina	100.00%	Investment fund manager	11,393.99
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Argentina	53.89%	Pension fund manager	275.14
Volkswagen Financial Services S.A.	Argentina	51.00%	Financial institution	22,647.46

(1)	Total shareholders’ equity as of December 31, 2023.
(2)	Statutory shareholders’ equity, adjusted for purposes of consolidation so as to apply an accounting criterion uniform with that of BBVA Argentina, if applicable.

Below is a description of our subsidiaries:

•	PSA Finance Argentina Compañía Financiera S.A.

The share capital of PSA Finance Argentina Compañía Financiera S.A. (“PSA Finance”) is held, in equal parts, by BBVA Argentina and Stellantis Financial Services Europe, a company related to the Stellantis Group, based in France.

PSA Finance is primarily engaged in granting pledge loans for the purchase of new Peugeot, Citroën and DS vehicles, as well as in arranging financial lease agreements. PSA Finance is also engaged in financing the purchase of second-hand vehicles to customers referred by networks of the aforementioned brands’ official dealers, and in supplying other financial products and services associated with the purchase, maintenance and insurance of vehicles, within the territory of the Argentine Republic. Additionally, PSA Finance carries out a business known as “floor plan”, which consists of financing the stock of vehicles, spare parts and other equipment of the official network of the Peugeot, Citroen and DS brands in Argentina.

The car industry ended 2023 with 425,000 new car registrations in Argentina, 11.6% increase in year-on-year terms. 2023 presented new challenges to the market, primarily due to the high levels of inflation (211.4% on an accumulated basis) and the complex international context in terms of supply restrictions which limited the available vehicle stock of the industry for local sales.

As to the product offering, in 2023 PSA Finance continued working jointly with the Peugeot, Citroën and DS brands in the development of exclusive and distinct financial products, targeted at certain vehicles.

In 2023, PSA Finance experienced a 1% increase in the volume of retail contracts compared to 2022, as a result of the high financing rates in the local market that restricted access to credit. PSA Finance reached a 13% share in Peugeot, Citroën and DS car registrations (measured in terms of financing of brand-new cars), which shows stability compared of 2022. However, PSA Finance’s net result reflected a decrease compared to 2022, primarily due to the accounting adjustment for inflation.

As a result of all the aforementioned factors, PSA Finance’s net income from financial intermediation activities amounted to Ps.14,935 million in 2023. PSA Finance’s profit before income tax in 2023 amounted to Ps.11,563 million, while the net loss for the year, after income tax, amounted to Ps.797 million, due to the application of the inflation adjustment.

As of December 31, 2023, the customer portfolio was valued at Ps.14,981 million.

In 2024, PSA Finance expects to continue to work in conjunction with the Peugeot, Citroën and DS brands and with the current sales strategy.

PSA Finance expects to continue to support ongoing digitalization, which is key to the mission of efficiently reaching a customer profile that continuously changes its purchasing behaviors, to choose new technologies to stay abreast of the news and compare products. In this regard, PSA Finance expects to continue to develop tools that help customers borrow their first loan by means of several digital platforms, which started to be successfully implemented in 2019 and which continued to evolve in subsequent years, expecting to add new functionalities in 2024 that will seek to streamline procedures and shorten customer response times.

•	BBVA Asset Management Argentina S.A.U.

During 2023, the mutual funds industry in Argentina increased. According to preliminary data gathered by the Argentine Chamber of Mutual Funds (CAFCI, for its Spanish acronym), at year-end, assets under management industry-wide were 24.3% higher at the end of December 2022.

This increase was led by time deposit funds, market mutual funds and fixed income funds which, as of December 31, 2023, recorded an increase in assets of 23.09%, 27.63%, and 22.25%, respectively, compared to December 31, 2022.

As of December 31, 2023, equity under management by BBVA Asset Management Argentina S.A. (“BBVA AMA”) amounted to Ps.1,288,518.88 million, equivalent to a decrease of 4.64%, or Ps.62,674.84 million, compared to 2022.

The breakdown of equity under management as of December 31, 2023 was as follows:

Name of investment fund	Millions of pesos

FBA Renta Pesos	1,234,721.81
FBA Acciones Argentinas	20,360.61
FBA Calificado	15,907.32
FBA Ahorro Pesos	4,872.73
FBA Acciones Latinoamericanas	4,313.00
FBA Renta Fija Plus	3,989.04
FBA Renta Mixta	1,994.78
FBA Bonos Argentina	1,206.75
FBA Renta Publica I	558.41
FBA Horizonte	485.39
FBA Gestión I	64.69
FBA Bonos Globales	16.30
FBA Retorno Total I	12.93
FBA Horizonte Plus	11.29
FBA Renta Fija Local	3.83

Total	1,288,518.88

According to the interim asset ranking compiled by the CAFCI, BBVA AMA’s share in the Argentine mutual funds market was 4.78%, ranking fourth among competitors.

Within the category of time-deposit mutual funds, at December 31, 2023, BBVA AMA recorded assets under management in the amount of Ps.1,234,786.50 million a decrease of Ps.35,424.90 million, or 2.79%, compared to 2022.

On the other hand, within the market mutual fund sector, BBVA AMA decreased 33.66% during 2023, or Ps.27,257.96 million in nominal terms. At year-end, total assets under management in respect of these funds amounted to Ps.53,732.38 million.

Variable income funds experienced the most significant increase in assets, up by Ps.23,660.54 million ( or 139.83%) in 2023, to reach Ps.40,580.93 million.

During the year, BBVA AMA generated commissions in the amount of Ps.12,471.54 million, a 6.36% decrease compared to 2022.

As of December 31, 2023, BBVA AMA had 16 mutual funds under management registered with the CNV.

To date, the status of the funds under BBVA AMA’s management is as follows:

•

FBA Renta Pesos, FBA Bonos Argentina, FBA Ahorro Pesos, FBA Renta Pública I, FBA Renta Fija Plus, FBA Renta Mixta, FBA Acciones Argentinas (merged with FBA Calificado on April 11, 2024): these funds are operating normally. Subscriptions and redemptions in pesos are allowed.

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

Like in previous years, and looking forward, BBVA AMA expects to closely monitor the changes in international economic and financial conditions, the development of the currency market, the performance of crude oil and other commodities prices.

BBVA AMA also expects to monitor activity levels and the exchange rate market, as well as public indebtedness and expenditures, and in particular in the potential consequences that exchange rate and tariff corrections may have on inflation in the first half of 2024, as well as the evolution of the exchange market, especially with regard to the liberalization of restrictions to the purchase of foreign currency.

Looking to 2024, mutual funds are expected to constitute an efficient alternative for investors at the local level. In this regard, BBVA AMA will continue reshaping and developing products tailored to customers’ demands, ensuring an offering that is suitable to the prevailing market conditions and improvements in investors’ risk management.

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

As of the date of this annual report, neither the outcome of the legal process referred to above nor the final assessment of the case by the Argentine Supreme Court of Justice can be estimated. Similarly, in the hypothetical event of a rejection, all or part of the legal costs may be imposed on Consolidar AFJP S.A. (undergoing liquidation proceedings) and if the assets of such entity are insufficient to bear them, the Bank would need to bear those expenses, reserving the right to recover the proportional part related to the remaining shareholder.

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

In 2023, the automotive industry showed a 10.2% increase in registrations compared to 2022, despite the restrictions on imports. The percentage of units financed through pledge loans market-wide, decreased from 36.7% in 2022 to 32.9% in 2023 primarily due to the conditions generally prevailing in the financial market.

Regarding the Volkswagen Group, despite the fact that its business model was particularly affected by restrictions on the import of units, it closed the year in second position in the vehicle registration ranking, registering a year-on-year improvement of 19.0%, much higher than the increase experienced by the total market, which was around 11.6%. In 2023, the percentage of financed units of the Volkswagen Group was 16.6% compared to 17.6% in 2022.

In the retail business, VWFS decreased its share in the sale of VW Group’s financed units by 0.6 percentage points to 78.4% (excluding tracks and Audi).

VWFS was able to maintain its penetration of total sales within the VW Group, showing a slight 0.8 percentage points decrease compared to 2022, to 13%. The foregoing was the result of the strong cooperation between the brand and the VW Group’s dealers, offering campaigns at subsidized rates with attractive conditions to customers, despite the high level of benchmark rates in the financial market.

The wholesale business ended 2023 with a healthy portfolio, due to the ongoing monitoring of the VW Group’s dealers and the joint efforts with the brand.

Due to the macroeconomic environment, VWFS did not launch any new products to the market in 2023. Instead, the focus of VWFS was placed on the promotion of its traditional product offering of pledge loans at a fixed rate with terms of up to 60 months to finance up to 80% of a 0 Km Volkswagen vehicle.

As part of its ongoing improvement approach, VWFS enhanced the service quality to dealers through communication, training and good response levels by VWFS, as reflected in the positive outcomes of the relevant satisfaction survey. In-house, VWFS conducted several training programs for employees in order to attain efficiency gains and improve service levels to retail customers. In this sense, in November 2023, a new customer service web portal called “Pre-aprobado on line” was launched, allowing customers to request loans for the purposes of acquiring new vehicles online and have them pre-approved within 24 hours.

VWFS believes it is adequately capitalized for the development of its business. Moreover, during 2023, VWFS increased its sources of funding from other commercial banks, with total credit facilities amounting to Ps.137,900 million.

In 2023, VWFS issued corporate notes for a total aggregate amount of Ps.10,000 million 12-month maturity at an interest rate of BADLAR plus a 4.5% margin. However, in order to leverage the opportunities that may arise in the capital markets, VWFS maintains a strategic relationship with the major commercial banks, boasts healthy financial statements, and relies on its shareholders’ support.

In 2023, the VW Group had a 13.3% share in the automotive market, ranking second in terms of sales volume, representing a 12.5% improvement compared to 2022.

During 2023, VWFS’ main goal was offering competitive financing products and services to customers, underpinned by a commercial policy aimed at fostering loyalty among dealers. In 2023, VWFS settled a total of 7,771 pledge loans, representing a 13.5% improvement in year-on-year terms, as a result of the reduced offering of brand-new units by the VW Group.

Net income, after income tax for 2023, amounted to a profit of Ps.1,581.79 million, representing a significant increase in profit compared to the previous year’s after-tax loss of Ps.3,915.66 million. The increase in net profit was primarily attributable to the improvement in the profitability of its products with the objective of mitigating the inflation adjustment on shareholders’ equity, which was not entirely offset by actual results, due to the sector’s aggressive competition and also due to the impact of the Central Bank’s intervention in interest rates.

During 2024, the automotive market is expected to reach 443,000 new registrations, that is, a higher level than in 2023. Rates are expected to grow in 2024, due to the expected increase in inflation and the current gap between the official and the unofficial exchange rates.

VWFS’ goal for 2024 is defending its share in sales of financed units, with origination of retail loans expected to grow compared to 2023, in line with the outlook for the automotive market, as well as an increase in the level of the wholesale portfolio. With a view to ensure sustainable development in the long term, VWFS plans to carry out strategic projects in 2024, which are expected to enhance internal processes to deliver better service quality to our customers and better serve dealers.

In order to fund its pledge loan portfolio, VWFS plans to continue diversifying its sources of funding with BBVA Argentina and other commercial banks, through time deposit funds and the issuance of corporate notes.

•	Joint venture

Joint Venture	Country of Incorporation/ Residence	BBVA Argentina Ownership and Voting Power (in percentages)	Principal Activity	Stockholders’ Equity (in millions of Ps.) (1)
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	7,693.64

(1)	Total shareholders’ equity as of December 31, 2023.

Below is a description of our joint venture:

•	Rombo Compañía Financiera S.A.

Rombo Compañía Financiera S.A. (“RCF”) is the main finance company of Renault’s network of dealers, both for new and second-hand vehicles. During 2023, Renault had a 12.20% share in the automotive market (11.80% in 2022), ranking fourth in terms of sales volume. In 2023 Nissan had a 4.6% market share compared to 4.01% in 2022. In 2023, Renault was negatively affected by limited availability of imported vehicles. However, the financed segment in both brands maintained its position despite volume losses.

In 2023, RCF’s contribution to Renault’s sales increased to 26.10% from 23.60% in 2022, and decreased to 15.70% from 22.60% in 2022 for Nissan. Despite reduced industry volumes and availability of vehicles, the brand managed to end the year as number 1 in the market.

RCF ranked first in terms of loans and loyalty among brand captive companies as of December 31, 2023, closing the year with an average of 80% credits granted by RCF over total credits for the sale of Renault vehicles (Source: AFIMA). Renault Argentina and Nissan strongly supported RCF’s lending activities, providing important commercial tools (subsidized rates) both for new and second-hand vehicles.

With this support, RCF financed 16,588 new Renault and Nissan vehicles in 2023 (compared to 43,563 in 2022) and 3,586 second-hand vehicles (compared to 12,612 in 2022). Accordingly, the total amount of capital lent under financing arrangements as of December 31, 2023 amounted to Ps.46,369 million, representing a 44.8% decrease compared to the Ps.83,990 million recorded as of December 31, 2022.

Risk and portfolio quality indicators in 2023 have remained stable compared to 2022. The number of cases filed in litigation has remained low with many of them being settled through payment agreements. The average non-performing loan ratio decreased from 0.73% in December 2022 to 0.48% at the end of 2023.

In terms of financing, the total balance of corporate notes as of December 31, 2023 amounted to Ps.2,500 million. The amount of the current program is Ps.150 million, and has been rated “AA” by Fix SCR S.A. Agente Calificadora de Riesgo.

For the year ended December 31, 2023, RCF recorded a net profit of Ps.1,899.84 million compared to a net loss of Ps. 5,977.74 million in 2022.

•	Associates

Associate	Country of Incorporation/ Residence	BBVA Argentina Ownership and Voting Power (in percentages)	Principal Activity	Shareholders’ Equity (in millions of Ps.)
BBVA Seguros Argentina S.A.(1)	Argentina	12.22%	Insurance	38,529.28
Interbanking S.A.(1)	Argentina	11.11%	Information services for financial markets	18,993.34
Play Digital S.A.(2)	Argentina	11.06%	Development, offer and implementation of a digital payment solution	9,978.97
OpenPay Argentina S.A.(1)	Argentina	12.51%	Development, offer and implementation of a digital payment solution	4,024.98

(1)	Total shareholders’ equity as of December 31, 2023.
(2)	Total shareholders’ equity as of September 30, 2023.

Below is a description of our associates:

•	BBVA Seguros Argentina S.A.

BBVA Seguros Argentina S.A. (“BBVA Seguros”) operates in the following lines of business: Fire, Comprehensive and Combined Household Insurance, Theft, Personal Accidents, Group Life Insurance, Credit Life Insurance, Funeral and Other Miscellaneous Coverage through several channels, including the Bank, call centers and insurance brokers.

During 2023, written premiums amounted to Ps.31,930.71 million, accounting for a 29.13% decrease compared to 2022.

The business strategy combines a broad product offering with multiple distribution and service channels, all based on the segmentation of customers’ and prospects’ needs.

Paid losses in 2023 amounted to Ps.10,588.14 million, or 33.16% of written premiums during that year.

Net income for 2023 was Ps.8,030.34 million, while shareholders’ equity amounted to Ps.38,543.90 million as of December 31, 2023.

BBVA Seguros’ policy was based on the following guidelines:

•

Credit Risks: Regulatory compliance, selection of counterparties based on criteria established by the investment committee, and ongoing monitoring are essential to protect the portfolio. Due to the high inflation dynamics, the exposure of sovereign assets adjusted by C.E.R. (Reference Stabilization Coefficient), generally of short duration, has been increased to maintain a balance between profitability and volatility. To diversify credit risks, positions were maintained in fixed terms from leading banks and money market funds to guarantee short-term liquidity.

•	Instrument Liquidity: BBVA Seguros’ portfolio was structured considering instruments that provide the necessary liquidity to adequately meet its business requirements.

As of December 31, 2023, the minimum capital requirement surplus was Ps.35,243.18 million, representing a 1,341.27% excess over the minimum capital requirement.

For 2024, BBVA Seguros plans to continue expanding its value proposition with new insurance products that meet the actual needs of its customers, while making additional channels available to facilitate the simulation, hiring and management process. BBVA Seguros’ goal is achieving growth that, in the medium and long-term, can translate into an increase in business volumes, while delivering a distinct and outstanding customer service by trained employees, aligned with the BBVA Seguros’ goals.

•	Interbanking S.A.

As member and shareholder of Interbanking S.A. (“Interbanking”), together with other eight leading Argentine banks, the Bank offers an electronic communications system which enables its customers to optimize their banking transactions. BBVA Argentina’s corporate customers are able to connect to the service from their personal computers at any time and check their accounts at any member bank, send messages, transfer money, make electronic wage, supplier and tax payments, and display market data. Through Interbanking, the Bank offers distinct electronic products for each portfolio of its corporate customer base and processes online transfers, allowing debit and credit transactions to be settled automatically and to be reflected in the relevant accounts in real time. As a result of BBVA Argentina’s equity interest in Interbanking, on June 30, 2023, the Bank received Ps.481.65 million (nominal value) in dividends.

•	Play Digital S.A.

Play Digital S.A. is a native digital company created in 2020. Its main business is developing technological products that make it easier for bank users to interact with their financial products.

Its shareholders are most of Argentina’s public and private banks. BBVA Argentina currently owns a 11.06% interest in Play Digital S.A.’s capital stock.

Play Digital S.A. operates MODO, a digital payment solution designed to provide information technology services and is the holder of broad and sufficient rights and license to use it and operate it.

Looking to 2024, Play Digital S.A. expects to closely monitor the changes in international economic and financial conditions, particularly, the evolution of inflation rates, activity levels, exchange rate, and public spending in Argentina.

With regards to digital wallets, Play Digital S.A. believes that it will continue to operate amidst a highly competitive environment with low entry barriers, requiring close competition monitoring.

During 2024, Play Digital seeks to continue to increase its business activity through the development of new functionalities and technological improvements, confirming its role as a leading player in the industry.

•	OpenPay Argentina S.A.

Openpay Argentina S.A. (“Openpay”) was incorporated on May 11, 2021 and is part of the BBVA Group. As of December 31, 2021, its main shareholders are BBV América S.L and BBVA Argentina S.A., owners of 87.49% and 12.51% stakes in the Openpay’s capital stock, respectively.

Openpay’s corporate purpose is being a payment processor, creating a link between its customers and Prisma Medios de Pago S.A., American Express and Tarjeta Naranja.

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

In 2024, Openpay seeks to accomplish the following goals:

•	The implementation of digital onboarding with online biometric validation.

•	The implementation of an aggregator (PSP) service, which will allow customers to accept card-not-present operations, integrating this solution to their online sales platforms.

Openpay seeks to provide a distinct service to its customers, integrating several types of services (card-present and card-not-present transactions), as well as to foster financial inclusion among small stores and entrepreneurs.

Equity Investments

The following were all the positions that we held in non-financial institutions where we owned more than 2% of the invested companies’ equity as of December 31, 2023.

Investment	Country	% of Shares Owned (in percentages)(2)	Principal Activity	Total Stockholders’ Equity (in millions of pesos) (1)
Coelsa S.A.	Argentina	8.22%	Clearing house	10,843.02
Argencontrol S.A.	Argentina	7.77%	Agent mandatory	63.34
Sedesa S.A.	Argentina	8.64%	Deposit guarantee fund	1,670.11

(1)	Total shareholders’ equity as of December 31, 2023.
(2)	According to information available as of December 31, 2023

D.	Property, plants and equipment

BBVA Argentina is domiciled in Argentina and has its principal executive offices at Av. Córdoba 111, C1054AAA Buenos Aires, Argentina. The principal executive offices, which we own, are approximately 37,041 square meters in area.

At December 31, 2023, our branch network consisted of 243 retail branches, of which 115 were located in properties that we own and 128 were located in properties leased to us. The branches are located throughout all of the 23 Argentine provinces as well as the City of Buenos Aires.

E.	Selected statistical information

The following information is included for analytical purposes and should be read in conjunction with the Consolidated Financial Statements as well as “Item 5. Operating and Financial Review and Prospects”. This information has been prepared from our financial records, which are maintained in accordance with IFRS-BCRA. The Consolidated Financial Statements and the selected statistical information below have been adjusted to comply with IFRS-IASB for the sole purpose of filing this annual report on Form 20-F with the SEC. The information below has been produced in accordance with the requirements of Subpart 1400 of Regulation S-K.

Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The average balances of interest-earning assets and interest-bearing liabilities, including the related interest earned or paid, were calculated on a daily basis for the years ended December 31, 2023, 2022 and 2021. Average balances have been separated between those denominated in pesos and in foreign currencies.

This selected statistical information has been prepared taking into account the effect of hyperinflation adjustments, which requires that in the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, the assets, liabilities, income and expenses of such entity be stated in terms of the measuring unit current at the end of the reporting period (December 31, 2023).

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

The following tables show average balances, interest amounts and average real rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2023, 2022 and 2021.

	Fiscal Year ended December 31,
	2023			2022			2021
	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	2,064,705,369	1,914,707,179	92.74%	2,092,921,739	1,153,583,013	55.12%	1,805,985,586	663,552,536	36.74%
Foreign currencies	101,019,819	—	0.00%	17,394,714	—	0.00%	839,846	—	0.00%

Total	2,165,725,188	1,914,707,179	88.41%	2,110,316,453	1,153,583,013	54.66%	1,806,825,432	663,552,536	36.72%

Loans and advances (4)
To customers/financial institutions
Pesos	1,898,197,178	1,258,199,850	66.28%	1,949,390,151	800,299,036	41.05%	2,011,493,294	628,161,369	31.27%
Foreign currencies	132,251,527	4,091,020	3.09%	129,668,804	3,885,136	3.00%	243,430,289	10,177,128	4.18%

Total	2,030,448,705	1,262,290,870	62.17%	2,079,058,955	804,184,172	38.68%	2,254,923,583	638,338,497	28.35%

To central bank
Pesos	49,234	—	0.00%	2,071	—	0.00%	1,797	—	0.00%
Foreign currencies	2,151	—	0.00%	2,121	—	0.00%	199	—	0.00%

Total	51,385	—	0.00%	4,192	—	0.00%	1,996	—	0.00%

Other assets
Pesos	53,928,540	6,434,163	11.93%	24,890,112	1,859,650	7.47%	25,031,160	830,924	3.32%
Foreign currencies	34,948,246	514,444	1.47%	60,133,619	204,394	0.34%	40,829,190	27,566	0.07%

Total	88,876,786	6,948,607	7.82%	85,023,731	2,064,044	2.43%	65,860,350	858,490	1.30%

Total interest-earning assets
Pesos	4,016,880,321	3,179,341,192	79.15%	4,067,204,073	1,955,741,699	48.09%	3,842,511,837	1,292,544,829	33.66%
Foreign currencies	268,221,743	4,605,464	1.72%	207,199,258	4,089,530	1.97%	285,099,524	10,204,694	3.58%

Total	4,285,102,064	3,183,946,656	74.30%	4,274,403,331	1,959,831,229	45.85%	4,127,611,361	1,302,749,523	31.58%

	Fiscal Year ended December 31,
	2023			2022			2021
	Average balance(1)	Interest earned/paid	Average real rate (2)	Average balance(1)	Interest earned/paid	Average real rate (2)	Average balance(1)	Interest earned/paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non interest-earning assets
Cash, cash balances at central bank and other demand deposits
Pesos	181,941,335	—	—	298,808,281	—	—	393,345,312	—	—
Foreign currencies	701,200,530	—	—	738,787,057	—	—	954,121,891	—	—

Total	883,141,865	—	—	1,037,595,338	—	—	1,347,467,203	—	—

Investments in joint ventures and associates
Pesos	8,035,485	—	—	9,858,955	—	—	12,203,701	—	—
Foreign currencies	—	—	—	—	—	—	—	—	—

Total	8,035,485	—	—	9,858,955	—	—	12,203,701	—	—

Tangible and intangible assets
Pesos	359,801,679	—	—	361,348,515	—	—	332,354,240	—	—
Foreign currencies	—	—	—	—	—	—	—	—	—

Total	359,801,679	—	—	361,348,515	—	—	332,354,240	—	—

Allowance for loan losses
Pesos	(65,124,018)	—	—	(62,471,196)	—	—	(123,519,682)	—	—
Foreign currencies	(6,999,004)	—	—	(8,850,891)	—	—	(23,711,761)	—	—

Total	(72,123,022)	—	—	(71,322,087)	—	—	(147,231,443)	—	—

Other assets
Pesos	235,946,433	—	—	178,408,405	—	—	216,947,829	—	—
Foreign currencies	9,071,378	—	—	10,741,538	—	—	28,442,358	—	—

Total	245,017,811	—	—	189,149,943	—	—	245,390,187	—	—

Total non interest-earning assets
Pesos	720,600,914	—	—	785,952,960	—	—	831,331,400	—	—
Foreign currencies	703,272,904	—	—	740,677,704	—	—	958,852,488	—	—

Total	1,423,873,818	—	—	1,526,630,664	—	—	1,790,183,888	—	—

TOTAL ASSETS
Pesos	4,737,481,235	3,179,341,192	67.11%	4,853,157,033	1,955,741,699	40.30%	4,673,843,237	1,292,544,829	27.65%
Foreign currencies	971,494,647	4,605,464	0.47%	947,876,962	4,089,530	0.43%	1,243,952,012	10,204,694	0.82%

Total	5,708,975,882	3,183,946,656	55.77%	5,801,033,995	1,959,831,229	33.78%	5,917,795,249	1,302,749,523	22.01%

	Fiscal Year ended December 31,
	2023			2022			2021
	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Saving accounts
Pesos	906,331,473	322,140,360	35.54%	914,340,774	128,471,713	14.05%	913,050,713	86,836,838	9.51%
Foreign currencies	498,720,335	38,515	0.01%	534,368,043	40,364	0.01%	725,861,574	55,533	0.01%

Total	1,405,051,808	322,178,875	22.93%	1,448,708,817	128,512,077	8.87%	1,638,912,287	86,892,371	5.30%

Time deposits
Pesos	1,346,761,666	1,239,207,126	92.01%	1,401,616,580	769,572,216	54.91%	1,265,188,272	465,289,619	36.78%
Foreign currencies	75,493,265	134,877	0.18%	81,461,588	152,087	0.19%	121,306,605	300,077	0.25%

Total	1,422,254,931	1,239,342,003	87.14%	1,483,078,168	769,724,303	51.90%	1,386,494,877	465,589,696	33.58%

Banks loans – Central bank
Pesos	—	—	0.00%	—	—	0.00%	—	—	0.00%
Foreign currencies	403,164	—	0.00%	331,927	—	0.00%	235,171	—	0.00%

Total	403,164	—	0.00%	331,927	—	0.00%	235,171	—	0.00%

Banks loans – Other financial institutions
Pesos	27,738,834	(10,663,375)	(38.44%)	49,840,651	2,986,481	5.99%	44,972,466	(2,198,808)	(4.89%)
Foreign currencies	3,519,831	476,414	13.54%	2,457,394	186,162	7.58%	20,220,021	1,314,849	6.50%

Total	31,258,665	(10,186,961)	(32.59%)	52,298,045	3,172,643	6.07%	65,192,487	(883,959)	(1.36%)

Debt securities issued
Pesos	2,670,885	3,430,633	128.45%	973,398	1,212,975	124.61%	5,737,269	2,561,095	44.64%
Foreign currencies	—	—	0.00%	—	—	0.00%	—	—	0.00%

Total	2,670,885	3,430,633	128.45%	973,398	1,212,975	124.61%	5,737,269	2,561,095	44.64%

Other liabilities
Pesos	192,644	1,949,732	1,012.09%	14,294,959	2,109,295	14.76%	158,353	329,000	207.76%
Foreign currencies	3,043,740	—	0.00%	828,053	—	0.00%	1,148,131	—	0.00%

Total	3,236,384	1,949,732	60.24%	15,123,012	2,109,295	13.95%	1,306,484	329,000	25.18%

Total interest-bearing liabilities
Pesos	2,283,695,502	1,556,064,476	68.14%	2,381,066,362	904,352,680	37.98%	2,229,107,073	552,817,744	(24.80)%
Foreign currencies	581,180,335	649,806	0.11%	619,447,005	378,613	0.06%	868,771,502	1,670,459	0.19%

Total	2,864,875,837	1,556,714,282	54.34%	3,000,513,367	904,731,293	30.15%	3,097,878,575	554,488,203	(17.90)%

	Fiscal Year ended December 31,
	2023			2022			2021
	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest-bearing liabilities and stockholders´ equity
Checking accounts
Pesos	503,887,151	—	—	673,188,272	—	—	722,120,562	—	—
Foreign currencies	219,276,092	—	—	223,407,198	—	—	283,780,123	—	—

Total	723,163,243	—	—	896,595,470	—	—	1,005,900,685	—	—

Other liabilities
Pesos	865,473,585	—	—	783,934,611	—	—	781,193,493	—	—
Foreign currencies	86,594,692	—	—	71,180,441	—	—	89,762,078	—	—

Total	952,068,277	—	—	855,115,052	—	—	870,955,571	—	—

Shareholders’ equity
Pesos	1,168,868,525	—	—	1,048,810,106	—	—	943,060,418	—	—
Foreign currencies	—	—	—	—	—	—	—	—	—

Total	1,168,868,525	—	—	1,048,810,106	—	—	943,060,418	—	—

Total non-interest-bearing liabilities and shareholders’ equity
Pesos	2,538,229,261	—	—	2,505,932,989	—	—	2,446,374,473	—	—
Foreign currencies	305,870,784	—	—	294,587,639	—	—	373,542,201	—	—

Total	2,844,100,045	—	—	2,800,520,628	—	—	2,819,916,674	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Pesos	4,821,924,763	1,556,064,476	32.27%	4,886,999,351	904,352,680	18.51%	4,675,481,546	552,817,744	11.76%
Foreign currencies	887,051,119	649,806	0.07%	914,034,644	378,613	0.04%	1,242,313,703	1,670,459	0.13%

Total	5,708,975,882	1,556,714,282	27.27%	5,801,033,995	904,731,293	15.60%	5,917,795,249	554,488,203	9.32%

	2023	2022	2021
Net Interest Margin and Spread
Net interest income (5)
Pesos	1,623,276,716	1,051,389,019	739,727,085
Foreign currencies	3,955,658	3,710,917	8,534,235

Total	1,627,232,374	1,055,099,936	748,261,320

Net interest margin (6)
Pesos	40.41%	25.85%	19.32%
Foreign currencies	1.47%	1.79%	2.99%
Weighted average rate	37.97%	24.68%	18.20%
Yield spread, nominal basis (7)
Pesos	11.01%	10.10%	8.96%
Foreign currencies	1.61%	1.91%	3.39%
Weighted average rate	19.96%	15.70%	13.75%

(1)

For 2023, the average balances are presented in terms of the measuring unit current at December 31, 2023. For 2022 and 2021 average balances were restated in terms of the measuring unit current at the end of the reporting period (December 31, 2023).

(2)	Interest earned/paid divided by average balance.
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

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective average interest rates for the year ended December 31, 2023 compared with the year ended December 31, 2022 and the year ended December 31, 2022 compared with the year ended December 31, 2021. Volume and rate variances have been calculated based on movements in average balances over the period and changes in average interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading gains and losses and yield on government trading and investment accounts results are included in the computation of interest income in all fiscal years.

	Year ended December 31, 2023/2022 Increase (Decrease) Due to Changes in			Year ended December 31, 2022/2021 Increase (Decrease) Due to Changes in

	Volume	Rate	Net change	Volume	Rate	Net change
ASSETS
Interest-earning assets
Government securities
Pesos	(26,166,487)	787,290,653	761,124,166	158,154,347	331,876,130	490,030,477
Foreign currencies	—	—	—	—	—	—

Total	(26,166,487)	787,290,653	761,124,166	158,154,347	331,876,130	490,030,477

Loans and advances
To customers/financial institutions
Pesos	(33,932,719)	491,833,533	457,900,814	(25,495,710)	197,633,377	172,137,667
Foreign currencies	79,893	125,991	205,884	(3,408,521)	(2,883,471)	(6,291,992)

Total	(33,852,826)	491,959,524	458,106,698	(28,904,231)	194,749,906	165,845,675

To central bank
Pesos	—	—	—	—	—	—
Foreign currencies	—	—	—	—	—	—

Total	—	—	—	—	—	—

Other assets
Pesos	3,464,547	1,109,966	4,574,513	(10,538)	1,039,264	1,028,726
Foreign currencies	(370,733)	680,783	310,050	65,616	111,212	176,828

Total	3,093,814	1,790,749	4,884,563	55,078	1,150,476	1,205,554

Total interest-earning assets
Pesos	(56,634,659)	1,280,234,152	1,223,599,493	132,648,099	530,548,771	663,196,870
Foreign currencies	(290,840)	806,774	515,934	(3,342,905)	(2,772,259)	(6,115,164)

Total	(56,925,499)	1,281,040,926	1,224,115,427	129,305,194	527,776,512	657,081,706

	Year ended December 31, 2023/2022 Increase (Decrease) Due to Changes in			Year ended December 31, 2022/2021 Increase (Decrease) Due to Changes in
	Volume	Rate	Net change	Volume	Rate	Net change
LIABILITIES
Interest-bearing liabilities
Saving accounts
Pesos	(2,846,772)	196,515,419	193,668,647	181,263	41,453,612	41,634,875
Foreign currencies	(2,753)	904	(1,849)	(14,465)	(704)	(15,169)

Total	(2,849,525)	196,516,323	193,666,798	166,798	41,452,908	41,619,706

Time deposits
Pesos	(50,474,113)	520,109,023	469,634,910	74,907,387	229,375,210	304,282,597
Foreign currencies	(10,663)	(6,547)	(17,210)	(74,390)	(73,600)	(147,990)

Total	(50,484,776)	520,102,476	469,617,700	74,832,997	229,301,610	304,134,607

Banks loans – Central bank
Pesos	—	—	—	—	—	—
Foreign currencies	—	—	—	—	—	—

Total	—	—	—	—	—	—

Banks loans – Other financial institutions
Pesos	8,496,390	(22,146,246)	(13,649,856)	291,704	4,893,585	5,185,289
Foreign currencies	143,802	146,450	290,252	(1,345,623)	216,936	(1,128,687)

Total	8,640,192	(21,999,796)	(13,359,604)	(1,053,919)	5,110,521	4,056,602

Debt securities issued
Pesos	2,180,347	37,311	2,217,658	(5,936,376)	4,588,256	(1,348,120)
Foreign currencies	—	—	—	—	—	—

Total	2,180,347	37,311	2,217,658	(5,936,376)	4,588,256	(1,348,120)

Other liabilities
Pesos	(142,728,218)	142,568,655	(159,563)	2,085,929	(305,634)	1,780,295
Foreign currencies	—	—	—	—	—	—

Total	(142,728,218)	142,568,655	(159,563)	2,085,929	(305,634)	1,780,295

Total interest-bearing liabilities
Pesos	(185,372,366)	837,084,162	651,711,796	71,529,907	280,005,029	351,534,936
Foreign currencies	130,386	140,807	271,193	(1,434,478)	142,632	(1,291,846)

Total	(185,241,980)	837,224,969	651,982,989	70,095,429	280,147,661	350,243,090

Investment Portfolio: weighted average yield by remaining maturities

The following table shows the weighted average yield by remaining maturities of our debt securities not carried at fair value as of December 31, 2023:

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
	Weighted average yield
	(in percentages)
Government securities (1)
In Pesos:
Argentine bonds	—	271%	—	—	271%

Total government securities in pesos	—	271%	—	—	271%

Total government securities:	—	271%	—	—	271%

(1)

The weighted average yield has been determined based on the price calculated by the Market Risks Area at December 31, 2023 plus the coupon pending collection considering the contractual maturity and amortization profile of each bond.

Maturity Composition of the Loan Portfolio

The following table shows our loan portfolio as of December 31, 2023 by type of loan and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing
	Amount as of December 31, 2023	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years but within 15 years	After 15 years
			(in thousands of pesos, except percentages)
To government sector	145,208	92,344	6,041	46,823	—	—
To financial institutions	16,432,085	8,305,022	5,660,068	2,466,995	—	—
To the non-financial private sector and residents abroad	2,004,341,674	1,297,585,443	431,165,069	211,308,906	47,406,231	16,876,025

Credit Cards	702,657,639	702,657,639	—	—	—	—
Notes	318,069,103	102,342,068	165,155,186	50,571,849	—	—
Overdrafts	176,515,811	147,869,616	28,561,258	84,937	—	—
Loans for the prefinancing and financing of exports	153,200,806	36,236,564	112,638,856	4,325,386	—	—
Consumer loans	151,819,857	27,925,059	30,399,585	93,414,615	80,598	—
Commercial papers	145,212,037	125,317,237	19,894,800	—	—	—
Real estate mortgage	79,404,563	2,714,969	3,455,488	16,269,957	42,060,592	14,903,557
Pledge loans	44,335,196	15,321,121	17,117,924	11,895,294	857	—
Receivables from financial leases	12,719,733	4,918,469	1,506,537	6,294,727	—	—
Loans to employees	10,268,564	323,562	405,149	2,303,201	5,264,184	1,972,468
Other financing	210,138,365	131,959,139	52,030,286	26,148,940	—	—

Total	2,020,918,967	1,305,982,809	436,831,178	213,822,724	47,406,231	16,876,025

Percentage of total loan portfolio	100.00%	64.62%	21.62%	10.58%	2.35%	0.84%

Interest Rate Sensitivity of Outstanding Loans

The following table shows, by currency of denomination, the interest rate sensitivity of our loan portfolio as of December 31, 2023. Loans are stated before deduction of the allowance for loan losses.

As of December 31, 2023
(in thousands of pesos)
Variable Rate
Pesos – including Adjustable loans	3,954,220
Foreign currency	—

Sub-total	3,954,220

Fixed Rate
Pesos	1,950,569,138
Foreign currency	31,188,427

Sub-total	1,981,757,565

Non-performing
Pesos	32,435,329
Foreign currency	2,771,853

Sub-total	35,207,182

Total	2,020,918,967

The following table sets forth a breakdown of our fixed and variable rate loans by maturity as of December 31, 2023.

	Interest Sensitivity of Outstanding Loans Maturing in
	Less Than One Year		More Than One Year
	Fixed rate	Variable rate	Fixed rate	Variable rate
	(in thousands of pesos)
To government sector	98,385	—	46,823	—
To financial institutions	13,965,090	—	2,466,995	—
To the non-financial private sector and residents abroad	1,724,803,785	3,946,727	275,583,669	7,493

Credit Cards	702,657,639	—		—
Notes	267,432,078	65,176	50,571,849	—
Overdrafts	176,430,874	—	84,937	—
Loans for the prefinancing and financing of exports	148,875,420	—	4,325,386	—
Consumer loans	58,324,644	—	93,495,213	—
Commercial papers	145,212,037	—	—	—
Real estate mortgage	6,151,244	19,213	73,234,062	44
Pledge loans	32,439,045	—	11,896,151	—
Receivables from financial leases	4,530,074	1,894,932	6,294,727	—
Loans to employees	725,844	2,867	9,532,404	7,449
Other financing	182,024,886	1,964,539	26,148,940	—

Total	1,738,867,260	3,946,727	278,097,487	7,493

Foreign Country Outstanding Positions

The following table sets forth, as of December 31, 2023 and 2022 the aggregate amount of “cross-border outstandings” exceeding 1% of our total assets at such date. Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in dollars or other non-local currency.

	Fiscal Year ended December 31,
	2023	2022
	(in thousands of pesos)
Cash and cash equivalents	55,639,908	53,032,362
Financial assets at fair value through other comprehensive income	432,216	187,626
Financial assets at amortized cost	58,404,975	58,743,397

Total	114,477,099	111,963,385

Credit ratios

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Position”.

Composition of Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the fiscal years ended December 31, 2023 and 2022.

	Fiscal Year ended December 31,
	2023	2022
	(in thousands of pesos, except percentages)
Deposits in Domestic Bank Offices
Non—interest-bearing liabilities
Checking accounts
Average
Pesos	503,887,151	673,188,272
Foreign currencies	219,276,092	223,407,198

Total	723,163,243	896,595,470

Interest-bearing liabilities
Saving Accounts
Average
Pesos	906,331,473	914,340,774
Foreign currencies	498,720,335	534,368,043

Total	1,405,051,808	1,448,708,817

Average real rate
Pesos	35.54%	14.05%
Foreign currencies	0.01%	0.01%
Total	22.93%	8.87%
Time Deposits
Average
Pesos	1,346,761,666	1,401,616,580
Foreign currencies	75,493,265	81,461,588

Total	1,422,254,931	1,483,078,168

Average real rate
Pesos	92.01%	54.91%
Foreign currencies	0.18%	0.19%
Total	87.14%	51.90%

Uninsured deposits

	Fiscal Year ended December 31,
	2023	2022
	(in thousands of pesos)
Uninsured deposits	1,311,469,406	1,498,215,340

	Fiscal Year ended December 31,
	2023	2022
	(in thousands of pesos)
Deposits in excess of insurance limit with a maturity of:
Within 3 months	2,092,402,441	2,214,659,538
After 3 but within 6 months	175,271,543	206,014,841
After 6 but within 12 months	58,582,955	128,759,275
After 12 months	1,580,315	25,751,856

Total	2,327,837,254	2,575,185,510

For more information about uninsured deposits see “Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework—Deposit Guarantee Insurance System”.

F.	The Argentine Banking System and its Regulatory Framework

Argentine Banking System

According to data from the Central Bank as of December 31, 2023, Argentina’s banking system consisted of 63 commercial banks, 13 of which were government-owned or government-related banks and 50 of which were Argentine private banks. In addition, the financial system also includes 14 financial companies. The principal regulators of financial institutions in Argentina are the Central Bank, the Superintendence and, in the case of financial institutions that publicly offer their own securities and/or corporate bonds in Argentina or otherwise engage in the offering or trading of third parties’ securities in Argentina, the CNV.

Private Sector Banks

According to data from the Central Bank as of December 31, 2023, the largest Argentine private banks, in terms of total assets, were: Banco de Galicia y Buenos Aires S.A., Banco Santander S.A., BBVA Argentina, Banco Macro S.A. and Industrial and Commercial Bank of China. Some of these banks, including BBVA Argentina, have one or more significant foreign investors. Argentine private banks accounted for 57.62% of total deposits and 62.08% of total gross loans in the Argentine financial sector, of which the ten largest Argentine private banks accounted for 45.94% of total deposits and 53.88% of total gross loans in the Argentine financial sector. Foreign banks compete under the same regulatory conditions as Argentine banks.

Public Sector Banks

The principal state-owned banks are Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires and Banco de la Ciudad de Buenos Aires. As of December 31, 2023, based on the available data of the Central Bank, these three institutions accounted for 36.86% of total deposits and 29.77% of total gross loans in the Argentine financial sector.

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

•

Determination and application of “freely available” reserves. The amendments to the Convertibility Law abrogated the requirement that the Central Bank’s reserves must underpin up to 100% of the monetary base. Now the Central Bank’s board of directors shall determine the amount of reserves necessary to carry out the foreign exchange policy, taking into consideration the evolution of the external accounts. Consequently, the “freely available” reserves will no longer be constituted by those that exceed the amount necessary to underpin up to 100% of the monetary base. The “freely available” reserves will now be those which exceed the amount determined by the board of directors in the manner contemplated above. The amendments also expanded the scope of application of “freely available” reserves. In addition to the payment of obligations with international financial institutions, pursuant to the reform approved by Congress, the “freely available” reserves may also be applied to the payment of “official bilateral external debt”, which includes the debt that the Republic has with creditors grouped together in the “Paris Club”.

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

The table below indicates the minimum cash requirements for each type of account as of December 31, 2023

Type of Account	December 2023
	Categories
	Group “A” institutions and G-SIBs not included in that Group	Remaining institutions
Current accounts and demand accounts open in Credit Unions	45%	20%
Other demand deposits, basic account and universal free account
In pesos	45%	20%
In foreign currency	25%	25%
Unused balances from current account advances effected	45%	20%
Current accounts of non-bank financial institutions	100%	100%

Fixed-term deposits, bonds for acceptances (including liabilities for the sale or assignment of credits to subjects other than financial institutions), reverse repurchases, bonds and stock-exchange reverse swaps, investments at constant term, with advanced cancellation or renewal option:

In pesos
Up to 29 days	25%	11%
From 30 to 59 days	14%	7%
From 60 to 89 days	4%	2%
More than 90 days	0%	0%
In foreign currency
Up to 29 days	23%	23%
From 30 to 59 days	17%	17%
From 60 to 89 days	11%	11%
From 90 to 179 days	5%	5%
From 180 to 365 days	2%	2%
More than 365 days	0%	0%

Type of Account	December 2023
	Categories
	Group “A” institutions and G-SIBs not included in that Group	Remaining institutions
Demand and term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances
In pesos
Up to 29 days	22%	10%
From 30 to 59 days	14%	7%
From 60 to 89 days	4%	2%
More than 90 days	0%	0%
In foreign currency	15%	15%
Special deposits related to funds revenues from abroad – Decree No. 616/05	100%	100%
Term investments instrumented by nominative non-transferable certificates in pesos corresponding to public sector security holders, entitled to exercise the prepayment option within a term not greater than 30 days after constitution thereof	25%	11%
Deposits and term investments of “UVA” and “UVI” – including savings accounts in “UVA” and “UVI”
Up to 29 days	7%	7%
From 30 to 59	5%	5%
From 60 to 89 days	3%	3%
More than 90 days	0%	0%
Labor Closure Fund for Workers of the Construction Industry in “UVA”	7%	7%
Deposits and term investments that are constituted on behalf of minors by funds received gratuitously	0%	0%
Sight deposits in pesos recorded as credit in money market mutual investment funds	0%	0%
Deposits in pesos in the accounts of Payment Service Providers (PSPs) offering payment accounts in which the funds of their customers are deposited.	100%	100%
Deposits in exporters special accounts
In pesos	0%	0%
In foreign currency	0%	0%

In addition, financial institutions’ minimum daily balance shall be equal to 25% of the prior month’s requirement (50% is required in case of a shortfall).

Reduction of the average requirement in pesos:

•	The requirement is reduced for the share of loans to Micro, small and medium-sized enterprises (MSMEs) in pesos to the non-financial private sector, according to the following table:

Participation of the financing to MSMEs in the total financing granted by the entity to the non-financial private sector. In %	Reduction (on the total of items included in pesos). In %
Less than 4	0.00
Between 4 and less than 6	1.00
Between 6 and less than 8	1.25
Between 8 and less than 10	1.50
Between 10 and less than 12	1.75
Between 12 and less than 14	2.00
Between 14 and less than 16	2.25
Between 16 and less than 18	2.50
Between 18 and less than 20	2.75
Between 20 and less than 22	3.00
Between 22 and less than 24	3.25
Between 24 and less than 26	3.50
26 or more	3.75

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

Increase of the average requirement in pesos:

The minimum cash requirement in pesos is increased for financial institutions that fail to comply with the regulations on “Credit Line for Productive Investment” in an amount equal to that breach and is effect from the day following the date in which failure to comply has been identified and for 24 months thereafter.

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

Since the introduction of Basel I, financial institutions must keep an amount of total capital of not less than 8% of their risk weighted assets. Items going towards compliance with this capital requirement are classified in two groups:

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

Central Bank Rules

Under the Financial Institutions Law, Argentine financial institutions must comply at all times with the minimum capital requirements set forth by the Central Bank.

Since February 1, 2013, by Communication “A” 5369 of the BCRA, the minimum capital is equal to total capital, RPC as per the Central Bank’s denomination.

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

c)

Allowances for loan losses from the portfolio of debtors classified as in “normal” situation which do not exceed 1.25% of the credit-risk-weighted assets (only for financial entities that do not apply IFRS 9); and

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

•	Exposure to financial institutions from abroad.

Qualification	AAA until AA-	A+ until A-	BBB+ until BBB-	BB+ until B-	Less than B-	Not rated
Risk weighting	20%	50%	100%	100%	150%	100%

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

Exchange risk is calculated by weighting the net position.

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

The following table presents, at December 31, 2023, both the calculation of our ratio of capital to risk-weighted assets computed under the Basel Accord and our capital under the minimum capital rules of the Central Bank.

December 31, 2023
(in millions of pesos, except percentages)
Basel Accord
Total capital	1,372,846.3
Risk-weighted assets	4,377,459.2
Ratio of total capital to risk-weighted assets (1)	31,4%
Required capital	350,196.7
Excess capital	1,022,649.6

Central Bank’s Rules (2)
Total capital	1,140,647.9
Risk-weighted assets	3,908,369.7
Ratio of total capital to risk-weighted assets (3)	29,2%
Required capital (4)	336,643.9
Excess capital	804,004.0

(1)	Under the risk-based capital requirements of the Basel Accord, the Bank would be required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.
(2)	Calculated on a consolidated basis in accordance with Central Bank requirements.
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

BBVA Argentina’s LCR was 271% as of December 31, 2023, 348% as of December 31, 2022, and 320% as of December 31, 2021.

CAMEL Quality Rating System

Under Law No. 24,144, the Central Bank established the “CAMEL” quality rating system, which is based on weighting consistent and comparable criteria, creditworthiness, compliance with the Financial Institutions Law, its administrative order and the general operating solvency of the entity. Each letter of the CAMEL system corresponds to the following areas of the operations of each bank that is being rated: “C” represents capital, “A” represents assets, “M” represents management, “E” represents earnings and “L” represents liquidity. Each factor is evaluated and rated on a scale from 1 to 5, 1 being the highest rating an institution can receive. By combining the individual factors that are under evaluation, a combined index can be obtained which represents the final rating for the entity. The rating a bank receives from the CAMEL system is used by the Central Bank in making decisions such as determining the levels of minimum capital or the amount of contributions a bank is required to contribute to the insurance guarantee system.

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

Any excess above the limits will be subject to a charge equivalent to 1.5 times the monetary policy rate.

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

At December 31, 2023, the aggregate of computable loans, other extensions of credit and equity investments by BBVA Argentina on a consolidated basis to related persons totaled Ps 22,219 million, or 2.48% % of BBVA Argentina’s RPC.

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

The following financial assistance will be excluded from compliance with the limits provided above:

•	financing covered by cash guarantees, which constitute preferred “A” guarantees;

•	financing covered by bonds of fixed-term certificates of deposit issued by the financial institution itself, which constitute preferred “A” guarantees;

•	export financing when the transactions are automatically reimbursed by the BCRA, in accordance with regimes of bilateral or multilateral foreign trade agreements;

•	financing covered by guarantees of monetary regulation instruments of the Central Bank, which constitute preferred guarantees “A”;

•	credits for cash transactions to be liquidated, without prejudice to the calculation of the credits for the liquidation mismatches that occur;

•	loans corresponding to claims covered by the National State (Law No. 20,299) in export financing;

•	premiums for purchase and sale options taken;

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

a)

Commercial loans: commercial financing of more than. Ps 426,300,000 and consumer loans of more than Ps.426,300,000 whose repayment is not linked to fixed or periodic income of the client, but to the evolution of its productive or commercial activity.

b)

Consumer or housing loans: Personal, family and professional loans for the acquisition of consumer goods, credit card financing, or the purchase, construction or rehabilitation of the creditor’s own home. In addition, commercial loans up to Ps 426,300,000 whose repayment is linked to the relevant client’s fixed or periodic income but to the evolution of his productive or commercial activity.

2.	Debtors and all their loans are included in one of five categories or situations of decreasing credit quality:

Commercial Loans		Consumer or Housing Loans		Arrears
1.	Normal	1.	Normal (1)	up to 31 days
2.	Low risk (2)	2.	Low risk (5)	up to 90 days
3.	Medium risk	3.	Medium risk	up to 180 days
4.	High risk (3)	4.	High risk	up to 1 year
5.	Irrecoverable (4)	5.	Irrecoverable (4)	more than a year

(1)	Current account overdrafts are considered to be performing until 61 days have elapsed from the date granted.
(2)	Commercial loans in category 2 are divided into loans:

•	under observation, which include debtors up to 90 days in arrears in situations that, if not controlled or corrected in a timely manner, could compromise their repayment capacity, and
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

(4)	This category includes mainly insolvent debtors facing bankruptcy or liquidation processes.
(5)	The low risk consumer or housing loan portfolio is divided into:
•	Customers with more than 31 days’ and up to 90 days’ arrears in payment of principal, interest or otherwise in respect of any of their loans.
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

•

During the course of each half-year in the case of clients whose debt at some moment has totaled between 1% of the financial institution’s total capital or the equivalent to Ps.426,300,000 whichever is lower, and less than 5% of the financial institution’s total capital.

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

Once approved by the Wholesale Risk Monitoring Committee, notice is given to Financial & Risk Reporting, which is in charge of administering and monitoring that the allowances and situations determined by the Wholesale Risk Monitoring Committee comply with the regulations on minimum allowances laid down by the Central Bank.

Following review by Financial & Risk Reporting, the list is approved and reported to our Accounting Department at the end of each month, which is responsible for changing the relevant customers’ situation or allowance, based on the information reported in the list of manual adjustments in the Bank’s computing system.

Once the relevant change has been implemented, the Accounting Department is required to report these changes to Financial & Risk Reporting which is to ensure that the changes so made are as requested in the list of manual adjustments. If the change has not been adequately implemented, Financial & Risk Reporting, will cause the pertinent corrections to be made.

5.	The Superintendence may require additional provisioning if it determines that the current level is inadequate.

6.

Accrual of interest on client debts classified as “under negotiation or with refinancing agreements” when arrears of more than 90 days in the payment of obligations are recorded, and those in the “substandard” or “medium risk”, “high risk”, and “irrecoverable” categories must be provided for at 100% as from the moment they are classified in any of those categories. The financial institution may opt to interrupt interest accrual.

7.

Client debt classified as “irrecoverable” and fully provided for must be written off as from the seventh month subsequent to that in which such actions were taken. These loans should be booked in off-balance sheet accounts.

8.	Provisioning for the normal portfolio is of a global nature, while for other categories, the allocation of provisions for each debtor is made on an individual basis.

Priority of Deposits

Law No. 24,485, as amended, sets forth that in case of judicial liquidation or bankruptcy of a financial institution, all depositors, irrespective of the type, amount or currency of their deposits, would be senior to the other remaining creditors (such as the shareholders of the bank), with exceptions made for certain labor creditors (Article 53 paragraphs “a” and “b”) and for those creditors backed by a pledge or mortgage, in the following order of priority: (a) deposits of up to Ps.6,000,000 per person (including any amount of said person deposited with a financial institution), or their equivalent in foreign currency, in accordance with the provisions of Communication “A” 7661 of the Central Bank ; (b) any and all deposits higher than Ps.6,000,000, or their equivalent in foreign currency; and (c) the liabilities originated in commercial lines granted to the bank and that directly affect international commerce. Through Communication “A” 7985, the BCRA updated the amount mentioned in points (a) and (b) above to Ps.25,000,000 effective as of April 1, 2024.

Furthermore, pursuant to article 53 of the Financial Institutions Law, as amended, Central Bank credits will have absolute priority over other credits, except for pledged or mortgaged credits, certain labor credits, the depositors’ credits as per art. 49, paragraph e), points i) and ii), credits granted under Article 17, paragraphs (b), (c) and (f) of the Central Bank’s Charter (including discount granted by financial institutions due to temporary lack of liquidity, advances in favor of financial institutions with security interest, assignment of rights, pledge or special assignment of certain assets) and credits granted by the fund Fondo de Liquidez Bancaria backed by pledge or mortgage.

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

Commercial banks are authorized to trade public and private debt securities in the Argentine over-the-counter market if they are members of the Mercado Abierto Electrónico (“MAE”) and authorized to act as over-the-counter brokers. In our capacity as an over-the-counter broker, we are subject to MAE rules and the supervision of the CNV, and accordingly, we must comply with certain reporting requirements.

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

Argentine financial institutions must comply with all applicable anti-money laundering regulations as provided by the Central Bank, the UIF, and, if applicable, the CNV. In this regard, in accordance with Resolution No. 229/2014 of the UIF, both the Central Bank and the CNV are considered “Specific Control Organs”. In such capacity, they must cooperate with the UIF in the evaluation of the compliance with the anti-money laundering proceedings by the legally bound reporting parties subject to their control. In that respect, they are entitled to supervise, monitor and inspect such entities, and if necessary, to implement certain corrective measures and actions. Resolution No. 14/2023 issued by the UIF, as amended (“Resolution No. 14”), is applicable to financial entities subject to the FIL, to entities subject to the Law No. 18,924, as amended, and to individuals and legal entities authorized by the Central Bank to intervene in the purchase and sale of foreign currency through cash or checks issued in foreign currency or through the use of credit or payment cards, or in the transfer of funds within or outside the national territory. Resolution No. 78/2023 of the UIF, as amended (“Resolution No. 78”), is applicable to brokers and brokerage firms, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets. Resolution No. 14 and Resolution No. 78 regulate, among other things, the obligation to collect documentation from clients and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing transactions.

Resolution No. 14 and Resolution No. 78 establish general and specific guidelines, based on a risk-regarding customer identification approach, due diligence to be applied depending on the level of risk assigned and procedures to detect and report suspicious transactions. They also establish that failure to update client files, due to the absence of collaboration or reluctance on the part of the client to deliver the required updated data or documents, will require the financial institution to conduct a client analysis in order to evaluate the continuity or not of the relationship with such client and, if appropriate, to report such client’s operations as suspicious.

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

We held a 8.6374% equity interest in SEDESA as of December 31, 2023 (BCRA Communication “B” 12,503). Through Communication “B” 12,755 of March 4, 2024, the BCRA updated its participation to 8.3672%.

Pursuant to Communication “A” 7661, effective from January 1, 2023, the amount covered by the deposit guarantee system is Ps.6,000,000 per person and per deposit. In the case of transactions in the name of two or more persons, the guarantee will be prorated among the respective holders. The total guarantee amount by persons may not exceed Ps.6,000,000 regardless of the number of accounts and/or deposits.

The deposits for amounts over Ps.6,000,000 are also included in the guarantee system up to the Ps.6,000,000 limit. The Central Bank may decide at any time to amend the guarantee system cover amount based on the continued consolidation of the Argentine financial sector or any other indicators.

Through Communication “A” 7985, the BCRA updated the amount covered by the deposit guarantee system to Ps.25,000,000 effective as of April 1, 2024.

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

Credit Cards Law No. 25,065

Law No. 25,065, enacted in 1999, governs different aspects of the credit, purchase and debit card system. This law (i) creates an obligation to sign a contract between the bank and the holder of the credit card before the card is issued, (ii) fixes a maximum limit to financial interest charged on balances, which may not exceed by more than 25% the rate applied to personal loan transactions and (iii) prohibits providing information to financial background databases regarding credit card holders in delinquent payment situations.

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

The BBVA Group has the following activities, transactions and dealings with Iran requiring disclosure:

Iranian embassy-related activity. On a continuing basis, Banco Bilbao Vizcaya Argentaria, S.A. maintains a bank account in Spain for one employee of the Iranian embassy in Spain. This employee is a Spanish citizen. Estimated gross revenues for the year ended December 31, 2023, from this account, which include fees and/or commissions, totaled US$56.96. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Economic conditions

2023

During 2023 economic activity measured by GDP fell 1.7% compared to 2022 primarily due to the severe drought suffered in recent years, import restrictions, the inflationary acceleration and the two corrections of the exchange rate that took place in August 2023 and December 2023.

The unemployment rate decreased to 6.1% in 2023, from 6.3% in 2022

The national CPI increased by 211.4% in 2023, reflecting a significant acceleration of inflation compared to 94.8% in 2022, mainly driven by the two corrections of the exchange rate that took place in August 2023 and December 2023

The domestic public sector had a primary fiscal deficit of 3.0% of GDP, above the 1.9% target of the IMF program.

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

2021

During 2021 economic activity measured by GDP grew 10.7% compared to 2020. The activity recovered sharply from the 2020 crisis thanks to the easing of lockdown measures and the government’s fiscal-monetary stimulus in 2021.

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

The domestic public sector had a primary fiscal deficit of Ps.980 billion, accounting for 2.1% of GDP (3.0% without considering the IMF SDRs delivered in September 2021).

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

In October 2020, the Central Bank issued Communication “A” 7140 approving the rules on the new “Credit Line for MSMEs’ Productive Investment” which proceeds are used to:

1.

Finance MSMEs’ investment projects (with an initial maximum annual nominal rate of 30%) and a 112% maximum annual rate as of the date of this annual report). These credit lines are subject to a reduced cash requirement equal to 40% of the aggregate amount being lent.

2.	Working capital and post-dated check and other document discounting to MSMEs (with an initial maximum annual nominal rate of 35% and a 124% maximum annual rate as of the date of this annual report).

3.

Special lines (health providers for the purchase of medical supplies and equipment; non-MSMEs using the proceeds to purchase machinery and equipment manufactured by local MSMEs; other financial institutions not included in Group “A”, to the extent the proceeds are applied to MSMEs’ credit lines (investment projects or working capital) within 10 business days) for which an auditor report is required (incorporated by Communication “A” 7161, November 12, 2020) (with an initial maximum annual nominal rate of 35% and a 124% maximum annual rate as of the date of this annual report).

For these credit lines, financial institutions are required to maintain a regulatory quota equal to 7.5% of their non-financial private sector deposits. At least 30% of the quota must be used for investment projects.

•	Home Mortgage Loans and UVA-linked Pledge Loans (Decrees No. 319/2020 and 767/2020 and Communication “B” 12099)

By means of Decree No. 319/20, the executive branch provided that, in view of the mandatory lockdown measures implemented as a result of the Covid-19 pandemic, monthly payments in respect of home mortgage loans had to remain at the same amount as in March 2020 until September 30, 2020. The difference between the amount of the effective payments and the actual accrued amount could be settled in, at least, three monthly, equal and consecutive payments commencing in October 2020 without being subject to interest accrual due to the deferred payment. Any payment defaults until September 30, 2020 could be settled in three installments, at compensatory interest only, up until December 31, 2020.

Pursuant to Decree No. 767/20, the executive branch extended the measure above until January 31, 2021 and capped monthly payments in respect of home mortgage loans for an 18-month period (February 2021 to July 2022) on the basis of a convergence schedule. Both the installment difference and the indebtedness accrued as of September 30, 2020 will be converted into UVA and will be refinanced with no interest or charges payable from the end of the current loan schedule, in installments not to exceed the amount of the original ones.

•	Outstanding Credit Card Balances

The Central Bank established a limit for credit card financing (Communication “A” 7181). Effective as of February 2021, the limited rate applies up to Ps.200,000 of the total financed amount (Communication “A” 7198). This maximum annual nominal current rate is 122% (Communication “A” 7862) and is not applicable if the monthly consumption in foreign currency is higher than 200 U.S. dollars.

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

By means of Communication “A” 7511; Communication “A”7637 and Communication “A” 7767, the Central Bank provided that financial institutions included in Group “A” may pay the minimum cash requirement in pesos, out of “fixed-rate Treasury Bonds in pesos due in May 2027”, “fixed-rate Treasury Bonds in pesos due in November 2027” and “fixed-rate Treasury Bonds in pesos due in August 2025”.

LELIQ – Special provisions:

Effective since January 10, 2022, the Central Bank established a new maximum Leliq holding amounting to the equivalent of the monthly average of daily balances of time-deposits in pesos of the non-financial private sector.

Since March 9, 2023 this limit is calculated as the monthly average of daily balances of total time-deposits in pesos (not only those of the non-financial private sector).

On December 18, 2023, the Central Bank decided against continuing to resort to liquidity bills (LELIQs) auctions.

Profit Distribution

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

By means of Communication “A”7659 dated December 15, 2022, the Central Bank reinstated the suspension of profit distributions from January 1, 2023 to December 31, 2023.

By Communication “A” 7719 dated March 9, 2023, the Central Bank enabled financial entities, with its prior authorization, to distribute dividends for up to 40% of their “distributable profit” in six equal, monthly and consecutive installments from April 1, 2023 to December 31, 2023.

On March 21, 2024 the BCRA issued Communication “A” 7984, effective until December 31, 2024, which established that financial institutions may distribute dividends for up to 60% of their “distributable profit” in six equal, monthly and consecutive installments once authorization is obtained by the BCRA.

Exchange Market Regulations

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

Through Decree No. 576/22 of September 5, 2022, the government established the “Export Increase Program”, which established an exchange rate of Ps.200 for every US$1 for exports of soybean until September 30, 2022.

This program was extended several times, and by means of Decree No. 28/23 effective since December 13, 2023 exporters were allowed to settle 80% of their foreign currency at the official exchange rate, while the remaining 20% had to be channeled through purchase and sale transactions of securities purchased in foreign currency and sold in local currency.

By means of Communication “A” 7917, effective December 13, 2023, the Central Bank established a new scheme to access the Free and Single Foreign Exchange Market (“Mercado Único y Libre de Cambio”, or MULC by its Spanish acronym) for importing goods and services aimed at normalizing the flow of imports which were halted due to the accumulated commercial debt. The Central Bank established different payment terms, depending on the tariff position of the imports of goods and services involved. This measure is aimed at managing foreign currency in the beginning of the year characterized by seasonally low exports.

With respect to outstanding payments of imports, the Central Bank established the general parameters for one or more foreign currency instruments that may eventually be subscribed in pesos to ensure the availability of foreign currency on specific dates and amounts.

Other Regulations

•	New Monetary Policy

From December 19, 2023, the monetary policy interest rate will be the same as the overnight reverse repo rate, which was set at 100% on December 13, 2023. The Central Bank decided against continuing to resort to liquidity bills (LELIQs) auctions to rationalize the liquidity management scheme and decided to instead use reverse repo transactions as an instrument for absorbing monetary surpluses.

•	Deposits and Interest Rates

In order to encourage savings in pesos, by means of Communication “A” 6980 dated April 16, 2020 and effective since April 20, 2020, the Central Bank provided that entities should pay a minimum interest rate on time-deposits based on a percentage of the LELIQ rate.

Effective December 19, 2023 by means of Communication “A” 7922, the Central Bank set the current minimum rate for time-deposits at 110%.

By means of Communication “A” 7970 dated March 11, 2024 and effective since March 12, 2024, the Central Bank eliminated the minimum interest rate for time deposits.

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

Critical Accounting Policies

The Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 were prepared by the Bank’s management in compliance with IFRS-IASB, and by applying the basis of consolidation, accounting policies and measurement bases, described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Bank’s total equity and financial position as of December 31, 2023 and 2022, and its results of operations and consolidated cash flows for the years ended December 31, 2023, 2022 and 2021.

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

Although these estimates were made on the basis of the best information available as of December 31, 2023 and 2022 respectively, events that take place in the future might make it necessary to revise these estimates (upwards or downwards) in coming years.

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

•	Financial instruments – Impairment

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

Results of Operations for the Fiscal Years Ended December 31, 2023, 2022 and 2021

Overview

The table below shows the Bank’s consolidated statements of profit or loss and comprehensive income for 2023, 2022 and 2021.

	Year ended December 31,			Variation
	2023	2022	2021	2023 vs 2022		2022 vs 2021
	(in thousands of pesos) (1)

Interest income	3,183,946,656	1,959,831,229	1,302,749,523	1,224,115,427	62.5%	657,081,706	50.4%
Interest expenses	(1,556,714,282)	(904,731,293)	(554,488,203)	(651,982,989)	72.1%	(350,243,090)	63.2%

NET INTEREST INCOME	1,627,232,374	1,055,099,936	748,261,320	572,132,438	54.2%	306,838,616	41.0%

Fee and commission income	254,342,658	247,043,990	243,282,464	7,298,668	3.0%	3,761,526	1.5%
Fee and commission expense	(115,387,309)	(101,484,112)	(99,715,262)	(13,903,197)	13.7%	(1,768,850)	1.8%
Gains on financial assets and liabilities at fair value through profit or loss, net	(20,692,983)	46,405,880	24,403,483	(67,098,863)	N/A	22,002,397	90.2%
Gains (Losses) on derecognition of financial assets not measured at fair value through profit or loss, net	40,590,622	902,916	(741,855)	39,687,706	4395.5%	1,644,771	N/A
Exchange differences, net	210,110,057	25,152,175	33,603,095	184,957,882	735.4%	(8,450,920)	(25.1)%

	Year ended December 31,			Variation
	2023	2022	2021	2023 vs 2022		2022 vs 2021
	(in thousands of pesos) (1)
Other operating income	67,247,917	65,900,311	49,716,559	1,347,606	2.0%	16,183,752	32.6%
Other operating expenses	(262,604,959)	(192,201,583)	(164,374,167)	(70,403,376)	36.6%	(27,827,416)	16.9%

GROSS INCOME	1,800,838,377	1,146,819,513	834,435,637	654,018,864	57.0%	312,383,876	37.4%

Administration costs	(497,566,179)	(423,883,000)	(386,672,961)	(73,683,179)	17.4%	(37,210,039)	9.6%

Personnel benefits	(248,430,523)	(212,043,186)	(190,336,033)	(36,387,337)	17.2%	(21,707,153)	11.4%
Other administrative expenses	(249,135,656)	(211,839,814)	(196,336,928)	(37,295,842)	17.6%	(15,502,886)	7.9%

Depreciation and amortization	(28,677,320)	(34,171,257)	(33,858,994)	5,493,937	(16.1)%	(312,263)	0.9%
Impairment of financial assets	(133,602,042)	(98,632,380)	(77,479,161)	(34,969,662)	35.5%	(21,153,219)	27.3%

Loss on net monetary position	(828,823,310)	(416,046,365)	(251,297,163)	(412,776,945)	99.2%	(164,749,202)	65.6%

NET OPERATING INCOME	312,169,526	174,086,511	85,127,358	138,083,015	79.3%	88,959,153	104.5%

Share of profit of equity accounted investees	1,156,636	(1,452,699)	(341,086)	2,609,335	N/A	(1,111,613)	325.9%

PROFIT BEFORE TAX	313,326,162	172,633,812	84,786,272	140,692,350	81.5%	87,847,540	103.6%

Income tax benefit (expense)	(156,070,330)	7,859,103	(28,034,559)	(163,929,433)	N/A	35,893,662	N/A

PROFIT FOR THE YEAR	157,255,832	180,492,915	56,751,713	(23,237,083)	(12.9)%	123,741,202	218.0%

Attributable to owners of the Bank	156,858,600	183,235,202	57,012,016	(26,376,602)	(14.4)%	126,223,186	221.4%
Attributable to non-controlling interest	397,232	(2,742,287)	(260,303)	3,139,519	N/A	(2,481,984)	953.5%

PROFIT FOR THE YEAR	157,255,832	180,492,915	56,751,713	(23,237,083)	(12.9)%	123,741,202	218.0%

Items that are or may be reclassified to profit or loss

Profit or loss for financial instruments at fair value through other comprehensive income (FVOCI)
(Loss) Profit for the year for financial instruments at fair value through other comprehensive income (FVOCI)	328,019,623	(41,197,640)	(5,928,564)	369,217,263	N/A	(35,269,076)	594.9%
Adjustment for reclassifications for the year	(34,816,740)	(847,700)	649,075	(33,969,040)	4,007.2%	(1,496,775)	N/A
Related income tax	(84,922,739)	(2,222,546)	(15,926,656)	(82,700,193)	3,721.0%	13,704,110	(86.0)%

	208,280,144	(44,267,886)	(21,206,145)	252,548,030	N/A	(23,061,741)	108.8%

Share in other comprehensive income (OCI) from investees at equity method
Profit/(Loss) for the year for the share in OCI from associates at equity-method	—	339,486	(21,613)	(339,486)	N/A	361,099	N/A

	—	339,486	(21,613)	(339,486)	N/A	361,099	N/A

Items that will not be reclassified to profit or loss

Fair value changes for equity instruments at fair value through other comprehensive income (FVOCI)
Profit (Loss) for the year for equity instruments at fair value through other comprehensive income (FVOCI)	1,623,428	(7,408)	13,369	1,630,836	N/A	(20,777)	N/A

	1,623,428	(7,408)	13,369	1,630,836	N/A	(20,777)	N/A

Other comprehensive (loss) income, net of tax	209,903,572	(43,935,808)	(21,214,389)	253,839,380	N/A	(22,721,419)	107.1%

Total comprehensive income for the year	367,159,404	136,557,107	35,537,324	230,602,297	168.9%	101,019,783	284.3%

	Year ended December 31,			Variation
	2023	2022	2021	2023 vs 2022		2022 vs 2021
	(in thousands of pesos) (1)

COMPREHENSIVE INCOME (LOSS):
Attributable to owners of the Bank	366,086,910	139,299,433	35,797,627	226,787,477	162.8%	103,501,806	289.1%
Attributable to non-controlling interests	1,072,494	(2,742,326)	(260,303)	N/A	N/A	(2,482,023)	953.5%

OTHER:
Profit for the year attributable to owners of the Bank per ordinary share (2)(3)	256.01	299.08	93.05
Profit for the year attributable to owners of the Bank per ADS (2)(3)(5)	768.03	897.24	279.15
Diluted profit for the year attributable to owners of the Bank per ordinary share (2)(3)	256.01	299.08	93.05
Diluted profit for the year attributable to owners of the Bank per ADS (2)(3)(5)	768.03	897.24	279.15
Declared dividends per ordinary share (2)(3)(4)	127.1029	—	155.8023
Declared dividends per ordinary share (in US$)	0.1501	—	0.1840
Declared dividends per ADS (2)(3)(4)(5)	381.3087	—	467.4068
Declared dividends per ADS (in US$)	0.4503	—	0.5520
Net operating income per ordinary share (2)(3)	509.49	284.13	138.94
Net operating income per ADS (2)(3)(5)	1,528.47	852.39	416.82
Average ordinary shares outstanding (000s) (3)	612,710	612,710	612,710

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

(4)

On April 5, 2024, the Board of Directors resolved to propose for shareholder approval at the next ordinary and extraordinary shareholders’ meeting, to be held on April 26, 2024, a distribution of dividends for an amount of Ps.169,231 million (nominal value), subject to BCRA prior authorization.

For the fiscal year ended December 31, 2022, the dividends in kind and cash declared at the ordinary and extraordinary shareholders’ meeting held on April 28, 2023 were Ps.35,566 million (nominal value) and in turn authorization was requested from the Central Bank to distribute Ps.50,401 million (nominal value).

For the fiscal year ended December 31, 2021, the dividends in cash declared at the ordinary and extraordinary shareholders’ meeting held on April 29, 2022 were Ps.13,165 million (nominal value). Dividends per ordinary share for each year are calculated taking into account dividends declared in such year and the number of outstanding shares at the end of such year. BCRA Communication “A” 6886, in force since January 31, 2020, provides that financial institutions must have the prior authorization of the Central Bank for the distribution of their results. Subsequently, BCRA issued Communication “A” 7312 whereby financial institutions were not allowed to distribute dividends until at least December 31, 2021. Pursuant to Communication “A” 7421 dated December 16, 2021, the Central Bank enabled financial entities, from January 1, 2022 to December 31, 2022, to distribute dividends for up to 20% of their “distributable profit”. By Communication “A” 7719 dated March 9, 2023, the Central Bank enabled financial entities, with its prior authorization, to distribute dividends for up to 40% of their “distributable profit” in six equal, monthly and consecutive installments from April 1, 2023 to December 31, 2023. On March 21, 2024 the BCRA issued Communication “A” 7984, effective until December 31, 2024, which established that financial institutions may distribute dividends for up to 60% of their “distributable profit” in six equal, monthly and consecutive installments once authorization is obtained by the BCRA.

(5)	Each ADS represents three ordinary shares.

The changes in our consolidated statement of profit or loss for 2023, 2022 and 2021 were as follows:

Interest income

The components of our interest income are reflected in the following table.

	Year ended December 31,			Variation
	2023	2022	2021	2023 vs 2022		2022 vs 2021
	(in thousands of pesos, except percentages)
Interest from government securities	1,148,563,753	798,761,165	324,244,033	349,802,588	43.8%	474,517,132	146.3%
Premium for reverse repurchase agreements	388,218,226	99,209,289	228,093,675	289,008,937	291.3%	(128,884,386)	(56.5)%
CER clause adjustment (1)	378,917,667	255,612,556	111,126,397	123,305,111	48.2%	144,486,159	130.0%
Interest from commercial papers	332,571,766	123,306,207	89,199,264	209,265,559	169.7%	34,106,943	38.2%
Interest from credit card loans	280,546,581	194,999,904	155,021,093	85,546,677	43.9%	39,978,811	25.8%
Interest from overdrafts	175,982,067	89,584,141	51,366,573	86,397,926	96.4%	38,217,568	74.4%
Interest from other loans	169,865,129	138,280,663	103,005,923	31,584,466	22.8%	35,274,740	34.2%
Interest from consumer loans	130,268,098	99,886,476	88,207,800	30,381,622	30.4%	11,678,676	13.2%
UVA clause adjustment (2)	111,676,303	97,727,166	84,583,069	13,949,137	14.3%	13,144,097	15.5%
Interest from pleage loans	36,795,436	33,043,342	33,786,748	3,752,094	11.4%	(743,406)	(2.2)%
Interest from financial leases	9,455,935	6,140,145	5,805,600	3,315,790	54.0%	334,545	5.8%
Interest from mortgage loans	6,461,673	9,474,404	10,442,566	(3,012,731)	(31.8)%	(968,162)	(9.3)%
Interest on loans to the financial institutions	6,405,275	7,770,983	5,732,491	(1,365,708)	(17.6)%	2,038,492	35.6%
Interest from private securities	3,463,339	2,064,035	950,574	1,399,304	67.8%	1,113,461	117.1%
Interest from loans for the prefinancing and financing of exports	2,404,576	2,260,264	5,936,147	144,312	6.4%	(3,675,883)	(61.9)%
Interest from cash and bank deposits	4,560	—	—	4,560	100%	—	0%
Other financial interest income	2,346,272	1,710,489	5,247,570	635,783	37.2%	(3,537,081)	(67.4)%

	3,183,946,656	1,959,831,229	1,302,749,523	1,224,115,427	62.5%	657,081,706	50.4%

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

(2)	UVA (Purchasing Value Unit): It is a unit of measure that is updated daily according to the CER.

The Bank’s interest income increased in 2023 compared to 2022 primarily due to an increase in interest from government securities and an increase in premium for reverse repurchase agreements (REPO), mainly due to an increase in the position of BCRA liquidity bills (LELIQ) and an increase in the BCRA’s REPO position, respectively, which was partially offset by a decrease in interest from mortgage loans and interest on loans to financial institutions primarily due to lower activity levels.

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

The variation in the interest component of interest income for the year ended December 31, 2023 resulted mostly from an increase in the average real rates of interest-earning assets partially offset by a decrease in the average volume of interest-earning assets.

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

	December 31, 2023 vs, December 31, 2022 Increase (Decrease)	December 31, 2022 vs, December 31, 2021 Increase (Decrease)
Change in interest income due to change in:	(in thousands of pesos)
the volume of interest-earning assets	(56,925,499)	129,305,194
average real rates of interest-earning assets	1,281,040,926	527,776,512

Net Change	1,224,115,427	657,081,706

Interest expenses

The components of our interest expenses are reflected in the following table.

	Year ended December 31,			Variation
	2023	2022	2021	2023 vs 2022		2022 vs 2021
	(in thousands of pesos, except percentages)

Interest from time deposits	1,163,622,989	666,796,740	414,778,905	496,826,249	74.5%	252,017,835	60.8%
Interest from current and savings accounts deposits	318,699,068	128,512,077	86,892,920	190,186,991	148.0%	41,619,157	47.9%
UVA clause adjustment (1)	42,734,378	78,198,789	28,655,063	(35,464,411)	(45.4)%	49,543,726	172.9%
Interest from bank loans	25,305,718	27,087,785	16,185,121	(1,782,067)	(6.6)%	10,902,664	67.4%
Interest from other financial liabilities	4,614,829	2,097,053	5,120,469	2,517,776	120.1%	(3,023,416)	(59.0)%
Interest on the lease liability	1,699,151	1,935,792	2,812,644	(236,641)	(12.2)%	(876,852)	(31.2)%
Premium for reverse repurchase agreements	24,987	83,678	17,173	(58,691)	(70.1)%	66,505	387.3%
Other financial interest expense	13,162	19,379	25,908	(6,217)	(32.1)%	(6,529)	(25.2)%

	1,556,714,282	904,731,293	554,488,203	651,982,989	72.1%	350,243,090	63.2%

(1)	UVA (Purchasing Value Unit): It is a unit of measure that is updated daily according to the CER.

The Bank’s interest expenses increased in 2023 compared to 2022 primarily due to an increase in interest expenses from time deposits, mainly due to a higher volume of interest expenses related to the wholesale sector and an increase in interest expenses from savings accounts deposits due to an increase in the volume of such deposits, which were partially offset by a decrease in interest expenses from UVA clause adjustment and bank loans primarily due to lower activity levels.

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

The variation in the interest component of interest expenses for the year ended December 31, 2023 resulted mostly from an increase in the average real rates of interest-bearing liabilities which was partially offset by a decrease the volume of interest-bearing liabilities.

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

	December 31, 2023 vs, December 31, 2022 Increase (Decrease)	December 31, 2022 vs, December 31, 2021 Increase (Decrease)
Change in interest expenses due to change in:	(in thousands of pesos)
the volume of interest-bearing liabilities	(185,241,980)	70,095,429
average real rates of interest-bearing liabilities	837,224,969	280,147,661

Net Change	651,982,989	350,243,090

Net interest income

The following table sets forth the changes in the components of our net interest income for the periods discussed herein:

	December 31, 2023 vs, December 31, 2022 Increase (Decrease)	December 31, 2022 vs, December 31, 2021 Increase (Decrease)
Net interest income due to changes in:	(in thousands of pesos)
the volume of interest-earning assets and interest-bearing liabilities	128,316,481	59,209,765
average real rates of interest-earning assets and interest-bearing liabilities	443,815,957	247,628,851

Net Change	572,132,438	306,838,616

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

Fee and commission income

The following table provides a breakdown of our fee and commission income by category.

	Year ended December 31,			Variation
	2023	2022	2021	2023 vs 2022		2022 vs 2021
	(in thousands of pesos, except percentages)

Linked to credit cards	116,614,858	96,446,245	96,349,100	20,168,613	20.9%	97,145	0.1%
Linked to deposits and other	84,330,593	105,117,264	102,177,447	(20,786,671)	(19.8)%	2,939,817	2.9%
Linked to loans and other	25,720,503	20,710,903	16,740,732	5,009,600	24.2%	3,970,171	23.7%
From foreign currency transactions	10,834,946	10,966,990	12,482,747	(132,044)	(1.2)%	(1,515,757)	(12.1)%
Insurance agent fees	9,635,209	10,964,732	11,961,149	(1,329,523)	(12.1)%	(996,417)	(8.3)%
Linked to securities	6,693,634	2,826,789	3,514,269	3,866,845	136.8%	(687,480)	(19.6)%
Fees linked to loan commitments	407,453	—	—	407,453	100%	—	0%
From guarantees granted	105,462	11,067	57,020	94,395	852.9%	(45,953)	(80.6)%

	254,342,658	247,043,990	243,282,464	7,298,668	3.0%	3,761,526	1.5%

The Bank’s fee and commission income increased in 2023 compared to 2022 primarily due to an increase in fee and commissions linked to credit cards, mainly due to a lower expense related to the BBVA Points Reward Program and an increased volume of credit card transactions combined with an increase in prices, and an increase in fee and commissions linked to securities due to higher commissions for purchase and sale of securities and shares, which were partially offset by a decrease in fee and commissions linked to deposits, and a decrease in fee and commissions from insurance agent fee related to lower commissions earned from insurance sales.

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

Fee and commission expense

The table below shows a breakdown of our fee and commission expense by category.

	Year ended December 31,			Variation
	2023	2022	2021	2023 vs 2022		2022 vs 2021
	(in thousands of pesos, except percentages)

For credit and debit cards	67,777,600	71,874,724	72,598,091	(4,097,124)	(5.7)%	(723,367)	(1.0)%
For foreign trade transactions	18,507,530	3,068,814	3,093,282	15,438,716	503.1%	(24,468)	(0.8)%
For promotions and other	11,650,892	8,136,693	9,553,506	3,514,199	43.2%	(1,416,813)	(14.8)%
Linked to transactions with securities	67,420	48,894	72,604	18,526	37.9%	(23,710)	(32.7)%
Other commission expenses	17,383,867	18,354,987	14,397,779	(971,120)	(5.3)%	3,957,208	27.5%

	115,387,309	101,484,112	99,715,262	13,903,197	13.7%	1,768,850	1.8%

The Bank’s fee and commission expense increased in 2023 compared to 2022 primarily due to an increase in fee and commissions expenses for foreign trade transactions related to royalties affected by the devaluation of the Argentine peso and payroll marketing campaigns, which was partially offset by a decrease in fee and commission expense for credit and debit cards primarily due to a decrease in royalties from VISA.

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

(Losses)/Gains on financial assets and liabilities at fair value through profit or loss, net

The table below shows a breakdown of our gain on financial assets and liabilities at fair value through profit or loss, net by category:

	Year ended December 31,			Variation
	2023	2022	2021	2023 vs 2022		2022 vs 2021
	(in thousands of pesos, except percentages)

Gain from foreign currency forward transactions	23,533,993	4,646,318	19,649,692	18,887,675	406.5%	(15,003,374)	(76.4)%
Gain from the sale of financial assets	—	1,557,976	—	(1,557,976)	—	1,557,976	—
Interest rate swaps	(177,777)	314,816	294,256	(492,593)	N/A	20,560	7.0%
Loss from put options	(522,183)	(107,924)	(7,170,021)	(414,259)	383.8%	7,062,097	(98.5)%
(Loss) Income from debt and equity instruments	(43,527,016)	39,994,694	11,629,556	(83,521,710)	N/A	28,365,138	243.9%

	(20,692,983)	46,405,880	24,403,483	(67,098,863)	N/A	22,002,397	90.2%

The Bank’s gains on financial assets and liabilities at fair value through profit or loss, net, decreased in 2023 compared to 2022 primarily due to a decrease in income from debt and equity instruments, mainly due to decreased income from government securities.

The Bank’s gains on financial assets and liabilities at fair value through profit or loss, net, increased in 2022 compared to 2021 primarily due to an increase in income from debt and equity instruments primarily due to a higher volume and higher interest generated by the LELIQ portfolio, and increased income from the sale of financial assets which were partially offset by a decrease in gains from foreign currency forward transactions related to NDF BBVA Madrid and a loss from put options resulting from the sale of the Bank’s remaining stake in Prisma Medios de Pago S.A,. As of October 1, 2021, the Bank, together with the rest of Prisma Medios de Pago S.A,’s Class B shareholders, gave notice of the exercise of the put option to sell the remaining 49% of its shareholding stake in Prisma Medios de Pago S.A.

Gain/(Losses) on derecognition of financial assets not measured at fair value through profit or loss, net

The table below shows a breakdown of our losses/gains on derecognition of financial assets not measured at fair value through profit or loss, net by category:

	Year ended December 31,			Variation
	2023	2022	2021	2023 vs 2022		2022 vs 2021
	(in thousands of pesos, except percentages)

Income/(Loss) from sale of government securities	33,186,455	676,393	(738,604)	32,510,062	4,806.4%	1,414,997	N/A
Income/(Loss) from sale of private securities	7,404,167	226,523	(3,251)	7,177,644	3,168.6%	229,774	N/A

	40,590,622	902,916	(741,855)	39,687,706	4,395.5%	1,644,771	N/A

The Bank’s gains on derecognition of financial assets not measured at fair value through profit or loss increased in 2023 compared to 2022 primarily due to an increase in income from sale of government securities, mainly due to an increase in the volume of sales.

The Bank’s gains on derecognition of financial assets not measured at fair value through profit or loss increased in 2022 compared to a loss in 2021 primarily due to an increase in sales of government securities, mainly those denominated in foreign currency.

Exchange differences, net

The following table provides a breakdown of our exchange differences, net by category:

	Year ended December 31,			Variation
	2023	2022	2021	2023 vs 2022		2022 vs 2021
	(in thousands of pesos, except percentages)
Conversion of foreign currency assets and liabilities into pesos	170,534,409	(13,756,414)	(6,629,645)	184,290,823	N/A	(7,126,769)	107.5%
Income from trading in foreign currency	39,575,648	38,908,589	40,232,740	667,059	1.7%	(1,324,151)	(3.3)%

	210,110,057	25,152,175	33,603,095	184,957,882	735.4%	(8,450,920)	(25.1)%

The Bank’s exchange differences, net, increased in 2023 compared to 2022, primarily due to a higher conversion of foreign currency assets and liabilities into pesos, mainly due to dual bonds (bonds that allow obtaining a return linked to inflation or the price of the US dollar, whichever is higher), and also from income from foreign currency forward transactions.

The Bank’s exchange differences, net, decreased in 2022 compared to 2021, primarily due to a decrease in income from trading in foreign currency mainly due to a decrease in traded volume and government restrictions affecting foreign currency.

For more information see “Item 3, Key Information—D,Risk Factors—Risks relating to Argentina— Exchange controls and restrictions on capital inflows and outflows could have a material adverse effect on Argentine public sector activity, and, as a result, on our business”.

Other operating income

The following table shows a breakdown of other operating income by category:

	Year ended December 31,			Variation
	2023	2022	2021	2023 vs 2022		2022 vs 2021
	(in thousands of pesos, except percentages)
Adjustments and interest on miscellaneous receivables	27,530,770	21,267,898	15,317,617	6,262,872	29.4%	5,950,281	38.8%
Rental of safe deposit boxes	8,069,353	9,109,074	9,707,584	(1,039,721)	(11.4)%	(598,510)	(6.2)%
Fees expenses recovered	2,339,878	2,569,661	2,344,644	(229,783)	(8.9)%	225,017	9.6%
Proceeds from electronic transactions	1,098,672	1,141,101	1,280,231	(42,429)	(3.7)%	(139,130)	(10.9)%
Income related to foreign trade	901,679	1,084,258	1,511,289	(182,579)	(16.8)%	(427,031)	(28.3)%
Gain from the sale of non-current assets held for sale	—	—	92,780	—	—	(92,780)	—
Result for initial recognition of Argentine Government Securities	—	1,420,141	—	(1,420,141)	—	1,420,141	—
Other operating income	27,307,565	29,308,178	19,462,414	(2,000,613)	(6.8)%	9,845,764	50.6%

	67,247,917	65,900,311	49,716,559	1,347,606	2.0%	16,183,752	32.6%

The Bank’s other operating income increased in 2023 compared to 2022 primarily due to an increase in the adjustments and interest on miscellaneous receivables mainly as a result of loans related to the sale of our ownership stake in Prisma Medio de Pago S.A., which were partially offset by a decrease in other operating income and a decrease in gain from the sale of non-current assets held for sale.

The Bank’s other operating income increased in 2022 compared to 2021 primarily due to an increase in other operating income due to higher other operating income, and an increase in adjustments and interest on miscellaneous receivables due to the UVA accrual adjustment on loans granted to Prisma Medio de Pago S.A. which were partially offset by a decrease in rental of safe deposit boxes and decreased income related to foreign trade. On July 13, 2022, the building of Fundación BBVA was sold, and the result from the sale was registered as a gain from the sale of non-current assets held for sale.

Other operating expenses

The following table shows a breakdown of other operating expenses by category:

	Year ended December 31,			Variation
	2023	2022	2021	2023 vs 2022		2022 vs 2021
	(in thousands of pesos, except percentages)
Turnover tax	203,493,961	127,248,778	103,330,661	76,245,183	59.9%	23,918,117	23.1%
Provisions for legal and administrative proceedings	15,905,318	12,102,734	1,476,764	3,802,584	31.4%	10,625,970	719.5%
Loss on initial recognition of loans bearing below market interest rate	11,671,162	13,100,574	11,940,628	(1,429,412)	(10.9)%	1,159,946	9.7%
Contributions to the Deposits Guarantee Fund	5,728,161	6,330,105	6,830,968	(601,944)	(9.5)%	(500,863)	(7.3)%
Expected credit losses on financial guarantee and loan commitments	4,849,781	6,367,666	4,305,070	(1,517,885)	(23.8)%	2,062,596	47.9%
Damage claims	2,544,611	4,604,462	1,900,080	(2,059,851)	(44.7)%	2,704,382	142.3%
Loss from sale or impairment of investment properties and other non-financial assets	238,314	37,562	236,113	200,752	534.5%	(198,551)	(84.1)%
Provisions for reorganization	—	7,391,880	13,737,124	(7,391,880)	(100.0)%	(6,345,244)	(46.2)%
Other operating expenses	18,173,651	15,017,822	20,616,759	3,155,829	21.0%	(5,598,937)	(27.2)%

	262,604,959	192,201,583	164,374,167	70,403,376	36.6%	27,827,416	16.9%

The Bank’s other operating expenses increased in 2023 compared to 2022 primarily due to an increase in turnover tax related to higher income from REPO and LEDIV and, to a significant lesser extent, an increase in provisions for legal and administrative proceedings, which were partially offset by a decrease in provisions for reorganization as a result of the alignment in previous years between the Bank’s organizational structure and the corporate strategy and a decrease in expected credit losses on financial guarantee and loan commitments due to a decrease in commercial activities.

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

Administration costs

Administration costs include personnel benefits and other administrative expenses.

The following table shows a breakdown of personnel benefits by category:

	Year ended December 31,			Variation
	2023	2022	2021	2023 vs 2022		2022 vs 2021
	(in thousands of pesos, except percentages)

Salaries	124,626,413	116,592,289	113,477,115	8,034,124	6.9%	3,115,174	2.7%
Other short term personnel benefits	66,174,342	43,038,362	32,806,821	23,135,980	53.8%	10,231,541	31.2%
Social security charges	40,872,783	36,578,358	33,654,333	4,294,425	11.7%	2,924,025	8.7%
Personnel compensations and rewards	7,669,538	8,881,142	4,525,387	(1,211,604)	(13.6)%	4,355,755	96.3%
Personnel services	5,137,521	4,709,035	3,562,198	428,486	9.1%	1,146,837	32.2%
Termination benefits	477,840	698,306	786,555	(220,466)	(31.6)%	(88,249)	(11.2)%
Fees to Bank Directors and Supervisory Committee	329,204	357,466	397,882	(28,262)	(7.9)%	(40,416)	(10.2)%
Other long term benefits	3,142,882	1,188,228	1,125,742	1,954,654	164.5%	62,486	5.6%

	248,430,523	212,043,186	190,336,033	36,387,337	17.2%	21,707,153	11.4%

The Bank’s personnel benefits increased in 2023 compared to 2022 primarily due to an increase in other short-term personnel benefits and an increase in salaries as a result of the adjustment of vacation stock provisions and variable compensations, respectively, which was partially offset by a decrease in personnel compensations and rewards and termination benefits.

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

The following table shows a breakdown of other administrative expenses by category:

	Year ended December 31,			Variation
	2023	2022	2021	2023 vs 2022		2022 vs 2021
	(in thousands of pesos, except percentages)

Taxes	52,718,652	45,028,114	41,596,363	7,690,538	17.1%	3,431,751	8.3%
Rent	33,994,508	32,689,896	24,809,117	1,304,612	4.0%	7,880,779	31.8%
Administrative services hired	30,476,143	19,300,322	19,402,898	11,175,821	57.9%	(102,576)	(0.5)%
Maintenance costs	21,248,132	20,605,053	21,636,474	643,079	3.1%	(1,031,421)	(4.8)%
Armored transportation services	20,868,537	22,656,053	24,967,609	(1,787,516)	(7.9)%	(2,311,556)	(9.3)%
Advertising	13,742,372	10,927,305	9,569,072	2,815,067	25.8%	1,358,233	14.2%
Electricity and communications	8,381,378	7,721,326	8,636,952	660,052	8.5%	(915,626)	(10.6)%
Other fees	7,298,122	7,097,728	8,377,297	200,394	2.8%	(1,279,569)	(15.3)%
Security services	5,838,983	5,602,508	6,472,158	236,475	4.2%	(869,650)	(13.4)%
Insurance	1,933,567	2,010,411	2,311,562	(76,844)	(3.8)%	(301,151)	(13.0)%
Representation, travel and mobility	1,595,378	2,004,805	987,006	(409,427)	(20.4)%	1,017,799	103.1%
Stationery and supplies	376,081	266,751	390,584	109,330	41.0%	(123,833)	(31.7)%
Other administrative expenses	50,663,803	35,929,542	27,179,836	14,734,261	41.0%	8,749,706	32.2%

	249,135,656	211,839,814	196,336,928	37,295,842	17.6%	15,502,886	7.9%

The Bank’s other administrative expenses increased in 2023 compared to 2022 primarily due to an increase in other administrative expenses and administrative expenses mainly due to an increase in technical consulting, commercial reports for late payment and IT expenses, which were partially offset by a decrease in armored transportation services and travel expenses as a consequence of the national economic and political scenario.

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

Depreciation and amortization

The following table shows a breakdown of depreciation and amortization by category:

	Year ended December 31,			Variation
	2023	2022	2021	2023 vs 2022		2022 vs 2021
	(in thousands of pesos, except percentages)

Depreciation of property and equipment	20,672,963	22,694,895	25,609,369	(2,021,932)	(8.9)%	(2,914,474)	(11.4)%
Amortization of intangible assets	3,727,340	2,049,038	1,311,756	1,678,302	81.9%	737,282	56.2%
Amortization of rights to use leased real estate	2,401,985	6,286,287	6,331,675	(3,884,302)	(61.8)%	(45,388)	(0.7)%
Depreciation of investment properties	1,072,992	942,985	322,980	130,007	13.8%	620,005	192.0%
Loss from sale or impairment of property and equipment	797,137	2,191,553	228,652	(1,394,416)	(63.6)%	1,962,901	858.5%
Depreciation of other assets	4,903	6,499	54,562	(1,596)	(24.6)%	(48,063)	(88.1)%

	28,677,320	34,171,257	33,858,994	(5,493,937)	(16.1)%	312,263	0.9%

The Bank’s depreciation and amortization decreased in 2023 compared to 2022 primarily due to a decrease in amortization of rights to use leased real estate mainly as a result of fewer branch rental contracts and a decrease in depreciation of property and equipment, which were partially offset by an increase in amortization of intangibles assets due to an increase in amortization of corporate projects and an increase in depreciation of investment properties.

The Bank’s depreciation and amortization was flat in 2022 compared to 2021 primarily due to a decrease in depreciation of property and equipment and depreciation of other assets which were offset by an increase in loss from sale or impairment of property and equipment due to the impairment in the book value of certain properties and increased in amortization of intangible assets.

Impairment of financial assets

At December 31, 2023 the non-performing loan ratio was 1.29% compared to 1.13% at December 31, 2022. The NPL ratio had a slight increase and the coverage ratio decreased, both explained by the retail portfolio performance, where provisions had a lower growth than non-performing loans.

The non-performing loan portfolio amounted to Ps.35,207,182 million at December 31, 2023 compared with Ps.39,177,321 million at December 31, 2022 which in turn represented a decrease compared with Ps 58,355,582 million at December 31, 2021 due to a decrease in non-performing loans in the wholesale portfolio.

The impairment of financial assets increased in 2023 compared to 2022 mainly due to the inflationary context and the update of parameters of the expected loss model due to the local macroeconomic context.

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

The table below sets forth the Bank’s net monetary inflation adjustment effect, which has been calculated by applying the CPI to monetary assets and liabilities:

	Year ended December 31,			Variation
	2023	2022	2021	2023 vs 2022		2022 vs 2021
	(in thousands of pesos, except percentages)

ASSETS

Cash and cash equivalents	(884,332,142)	(646,366,610)	(558,454,391)	(237,965,532)	36.8%	(87,912,219)	15.7%
Loans and other receivables, net	(2,829,005,370)	(1,609,786,801)	(1,167,711,831)	(1,219,218,569)	75.7%	(442,074,970)	37.9%
Investment securities	(1,825,275,737)	(1,187,104,886)	(449,061,584)	(638,170,851)	53.8%	(738,043,302)	164.4%
Financial assets pledged as collateral	(212,758,832)	(87,930,072)	(54,150,308)	(124,828,760)	142.0%	(33,779,764)	62.4%
All other assets	(212,443,479)	(110,734,745)	(117,426,001)	(101,708,734)	91.8%	6,691,256	(5.7)%

TOTAL ASSETS (A)	(5,963,815,560)	(3,641,923,114)	(2,346,804,115)	(2,321,892,446)	63.8%	(1,295,118,999)	55.2%

LIABILITIES

Deposits	4,107,650,489	2,656,858,043	1,722,933,652	1,450,792,446	54.6%	933,924,391	54.2%
Other financial liabilities	492,405,836	260,294,598	152,099,678	232,111,238	89.2%	108,194,920	71.1%
Bank loans	44,794,540	38,229,167	28,505,103	6,565,373	17.2%	9,724,064	34.1%
Corporate bonds issued	4,790,921	1,319,635	2,959,358	3,471,286	263.0%	(1,639,723)	(55.4)%
Income tax liabilities	68,702,146	2,373,681	4,981,721	66,328,465	2,794.3%	(2,608,040)	(52.4)%
All other liabilities	416,648,318	266,801,625	184,027,440	149,846,693	56.2%	82,774,185	45.0%

TOTAL LIABILITIES (B)	5,134,992,250	3,225,876,749	2,095,506,952	1,909,115,501	59.2%	1,130,369,797	53.9%

Net monetary inflation adjustments (A) + (B)	(828,823,310)	(416,046,365)	(251,297,163)	(412,776,945)	99.2%	(164,749,202)	65.6%

•	Exchange Rates

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

The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Year /Period	High (1)	Low (1)	Average (2)	Period-end
	(in pesos per US$1,00)

2019	60.0033	37.0350	48.2423	59.8950
2020	84.1450	59.8152	70.5941	84.1450
2021	102.7500	84.7033	95.1615	102.7500
2022	177.1283	103.0400	130.8089	177.1283
October 2023	350.0250	350.000	350.0204	350.0083

November 2023	360.5250	349.9917	353.8404	360.5250
December 2023	808.4833	361.0250	641.9947	808.4833
2023	808.4833	178.1417	295.2123	808.4833
January 2024	826.2500	810.6500	818.3455	826.2500
February 2024	842.2500	826.8500	834.9140	842.2500
March 2024	857.4167	842.7500	850.3377	857.4167
April 2024 (through April 15, 2024)	868.2500	861.2500	864.5278	868.2500

(1)	Source: BCRA.
(2)	For annual averages, this is the average of monthly average rates during the period.

Fluctuations in the exchange rate between pesos and dollars affect the dollar equivalent of the peso price of the ordinary shares on the ByMA and as a result, would most likely affect the market price of the ADSs, Fluctuations in exchange rates also affect dividend income measured in dollars. The Bank of New York Mellon, as depositary for the ADSs is required, subject to the terms of the deposit agreement, to convert pesos to dollars at the prevailing exchange rate at the time of making any dividend payments or other distributions. The following table shows the rate of devaluation of the peso compared with the dollar at year end, the rate of exchange (number of pesos per dollar prevailing in the Argentine foreign exchange market at year end) and the rate of inflation for consumer price for the fiscal years ended December 31, 2023, 2022, 2021, 2020 and 2019.

Since the repeal of the Convertibility Law in January 2002, the peso has devalued 86,725% compared with the dollar.

	As of and for the year ended December 31,
	2023	2022	2021	2020	2019

Devaluation Rate(1)	356.44%	72.39%	22.11%	40.49%	58.42%
Exchange Rate(2)	808.4833	177.1283	102.7500	84.1450	59.8950
Inflation Rate(3)	211.40%	94.79%	50.94%	36.14%	53.83%

(1)	For the twelve-month period then ending according to the Central Bank.
(2)	Pesos per dollar according to the Central Bank.
(3)	The inflation rate presented is for the CPI published by the Argentine National Statistics and Censuses Institute (“INDEC”) and is calculated over the prior twelve months.

Share of profit of equity accounted investees

Share of profit of equity accounted investees increased to Ps.1,156.6 million for the fiscal year ended December 31, 2023 from a loss of Ps.1,452.7 million for the fiscal year ended December 31, 2022 which in turn decreased from a loss of Ps.341.1 million for the fiscal year ended December 31, 2021. These variations are directly related to the profits or losses of the Bank’s subsidiaries.

Income tax

Income tax expense for the fiscal year ended December 31, 2023 was a loss of Ps.156,070.3 million, compared to an income of Ps.7,859.1 million recorded for the fiscal year ended December 31, 2022 which increased from a loss of Ps.28.034,6 million for the fiscal year ended December 31, 2021. These variations were mainly due to the inflationary effect for tax purposes.

The changes in our consolidated statement of comprehensive income for 2023, 2022 and 2021 were as follows:

Profit or loss for financial instruments at fair value through other comprehensive income (FVOCI)

Profit or loss for financial instruments at FVOCI for the fiscal year ended December 31, 2023 were a loss of Ps.208,280.1 million, compared to a loss of Ps.44,267.9 million recorded for the fiscal year ended December 31, 2022 which in turn decreased from a loss of Ps.21,206.1 million for the fiscal year ended December 31, 2021. These variations were mainly due to the effect of the accrual of interest on the financial instruments’ portfolio registered under this line item.

Share in other comprehensive income (OCI)/loss from investees at equity-method

Share in OCI/loss from investees at equity-method for the fiscal year ended December 31, 2023 was Ps.0 compared to December 31, 2022 that was Ps.339.4 million, compared to a loss of Ps.21.6 million recorded for the fiscal year ended December 31, 2021. These variations were mainly due to the percentage of participation that the Bank had over the investments in securities classified in OCI of its investees.

Fair value changes for hedging instruments—Cash flow hedge

The Bank did not record a balance for fair value changes for hedging instruments—Cash flow hedge in 2023, 2022 nor 2021.

Fair value changes for equity instruments at fair value through other comprehensive income (FVOCI)

Fair value changes for equity instruments at FVOCI for the fiscal year ended December 31, 2023 was Ps.1,623.4 million compared to a loss of Ps.7.4 million recorded for the fiscal year ended December 31, 2022 which in turn decreased from Ps.13.3 million profits for the fiscal year ended December 31, 2021.

Summary of Financial Position

	As of December 31,			Variation
	2023	2022	2021	2023 vs 2022		2022 vs 2021
	(in thousands of pesos, except percentages)

Cash and cash equivalents	1,142,679,367	922,374,620	1,324,071,770	220,304,747	23.9%	(401,697,150)	(30.3)%
Financial assets at fair value through profit or loss	240,052,522	101,495,702	64,400,833	138,556,820	136.5%	37,094,869	57.6%
Financial assets at amortized cost	3,431,682,657	2,695,838,377	3,425,311,457	735,844,280	27.3%	(729,473,080)	(21.3)%
Financial assets at fair value through other comprehensive income	843,869,573	1,922,420,488	1,013,481,686	(1,078,550,915)	(56.1)%	908,938,802	89.7%
Investment in joint ventures and associates	12,366,232	10,797,712	12,357,247	1,568,520	14.5%	(1,559,535)	(12.6)%
Tangible assets	358,370,632	360,738,833	325,873,872	(2,368,201)	(0.7)%	34,864,961	10.7%
Intangible assets	33,137,494	29,949,642	22,296,181	3,187,852	10.6%	7,653,461	34.3%
Income tax assets	3,006,156	4,854,415	22,706,184	(1,848,259)	(38.1)%	(17,851,769)	(78.6)%
Other assets	44,091,677	29,285,976	41,604,541	14,805,701	50.6%	(12,318,565)	(29.6)%
Non-current assets held for sale	852,195	700,909	1,832,590	151,286	21.6%	(1,131,681)	(61.8)%

TOTAL ASSETS	6,110,108,505	6,078,456,674	6,253,936,361	31,651,831	0.5%	(175,479,687)	(2.8)%

Financial liabilities at fair value through profit or loss	12,475,553	1,041,154	1,906,031	11,434,399	1,098.2%	(864,877)	(45.4)%
Financial liabilities at amortized cost	4,128,571,787	4,522,599,338	4,744,768,319	(394,027,551)	(8.7)%	(222,168,981)	(4.7)%
Provisions	20,723,763	26,997,156	34,049,224	(6,273,393)	(23.2)%	(7,052,068)	(20.7)%
Income tax liabilities	210,542,533	35,892,527	54,277,039	174,650,006	486.6%	(18,384,512)	(33.9)%
Other liabilities	323,018,173	366,501,441	430,098,337	(43,483,268)	(11.9)%	(63,596,896)	(14.8)%

TOTAL LIABILITIES	4,695,331,809	4,953,031,616	5,265,098,950	(257,699,807)	(5.2)%	(312,067,334)	(5.9)%

Equity attributable to owners of the Bank	1,396,808,614	1,108,598,940	969,299,507	288,209,674	26.0%	139,299,433	14.4%
Non-controlling interests	17,968,082	16,826,118	19,537,904	1,141,964	6.8%	(2,711,786)	(13.9)%
TOTAL EQUITY	1,414,776,696	1,125,425,058	988,837,411	289,351,638	25.7%	136,587,647	13.8%

SELECTED RATIOS
Profitability and Performance
Return on average total assets (1)	2.57%	2.97%	0.90%
Return on average total equity (2)	12.52%	17.64%	5.71%

Capital
Total equity as a percentage of total assets	23.15%	18.51%	15.81%
Total liabilities as a multiple of total equity	3.32x	4.4x	5.32x
Credit Quality
Allowances for loan losses as a percentage of financial assets at amortized cost (loans and advances)	1.78%	3.25%	2.99%
Allowances for loan and credit losses	60,971,398	87,669,090	102,268,937	(26,697,692)	(30.5)%	(14,599,847)	(14.3)%
Financial assets at amortized cost (loans and advances)	3,431,682,657	2,695,838,377	3,425,311,457	735,844,280	27.3%	(592,590,662)	(18.0)%

	As of December 31,			Variation
	2023	2022	2021	2023 vs 2022		2022 vs 2021
	(in thousands of pesos, except percentages)

Charge-off during the period/ average amounts outstanding
Loans and advances to government sector	0.0%	0.0%	0.0%
Charge-off during the period	—	—	—	—	0.0%	—	0.0%
Average amounts outstanding	95,305	4,198	2,005	91,107	2,170.2%	2,193	109.4%
Loans and advances to central bank	0.0%	0.0%	0.0%
Charge-off during the period	—	—	—	—	0.0%	—	0.0%
Average amounts outstanding	357	14,882	—	(14,525)	(97.6)%	14,882	N/A
Loans and advances to financial institutions	0.0%	0.0%	0.0%
Charge-off during the period	—	—	—	—	0.0%	—	0.0%
Average amounts outstanding	9,706,445	19,078,333	21,103,616	(9,371,888)	(49.1)%	(2,025,283)	(9.6)%
Loans and advances to customers	1.4%	1.9%	1.5%
Charge-off during the period	27,955,398	39,312,392	32,381,174	(11,356,994)	(28.9)%	6,931,218	21.4%
Average amounts outstanding	2,022,955,265	2,061,299,669	2,230,900,208	(38,344,404)	(1.9)%	(169,600,539)	(7.6)%

(1)	Profit or loss for the year attributable to owners of the Bank as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(2)	Profit or loss for the year attributable to owners of the Bank as a percentage of average shareholders’ equity, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.

Significant changes in financial position

The Bank’s assets increased in 2023 compared to 2022 primarily due to an increase in financial assets at amortized cost mainly due to an increase in reverse repurchase agreements, an increase in cash and cash equivalents, and an increase in financial assets at fair value through profit or loss due to an increase in debt securities.

Loans to the private sector in pesos decreased 16.1% compared to 2022. During the last year, the decrease was especially driven by a general decline in loans, particularly an 18.6% decrease in credit cards, followed by a 38.3% decrease in other loans (mainly commercial loans) and a 31.6% decrease in consumer loans, which were partially offset by a 27.1% increase in discounted instruments, driven by increased activity.

Loans to the private sector denominated in foreign currency increased 48.2% compared to 2022 mainly due to a 96.2% increase in financing and prefinancing of exports.

On the other hand, the Bank’s liabilities decreased in 2023 compared to 2022 primarily due to a decrease in financial liabilities at amortized cost due to a decrease in the deposits’ portfolio and a decrease in bank loans.

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

Liquidity

Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, our ratio of liquid assets to total deposits was 37.99%, 25.03%, and 32.31%, at December 31, 2023, 2022 and 2021. Liquid assets include cash and cash equivalents and financial assets at fair value through profit or loss.

Our primary source of funds is our deposit base, which primarily consists of peso- and dollar-denominated deposits in checking accounts, savings accounts and time deposits from individuals and corporations. Deposits at December 31, 2023 totaled Ps.3,639,307 million compared with Ps.4,091,312 million at December 31, 2022.

As of December 31, 2023, the Bank, excluding its subsidiaries, had no outstanding corporate bonds.

Including the Bank’s subsidiaries, as of December 31, 2023 and 2022, the outstanding principal and accrued interest on corporate bonds amounted to Ps.12,816,710 and Ps.595,354 respectively.

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

In addition, we act as trustee in 12 non-financial trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non-financial trusts at issue were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the trust assets. The trust assets represented Ps.1,986.7 million as of December 31, 2023 and mainly consisted of cash, creditors’ rights, real estate and shares.

Capital Stock

As at December 31, 2023 the Bank’s capital stock consisted of 612,710,079 ordinary shares, par value Ps.1,00 each, all of which were issued to the stockholders. The capital stock of the Bank, after taking into account the adjustment for inflation, amounted to Ps.417,879,151 as of December 31, 2023.

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

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2023
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	7,972,667	99,086,483	34,420,575	—	—	141,479,725
Government securities	373,228,985	481,803,755	117,533,779	—	—	972,566,519
Corporate bonds	1,266,111	43,602	9,799,778	—	—	11,109,491
Loans and advances (1)	1,305,982,809	436,831,178	213,822,724	26,791,116	37,491,140	2,020,918,967

Total	1,688,450,572	1,017,765,018	375,576,856	26,791,116	37,491,140	3,146,074,702

Interest-bearing liabilities:
Deposits	1,779,765,269	74,265,726	748,104	—	—	1,854,779,099
Corporate bonds	12,816,710	—	—	—	—	12,816,710
Due to other banks	374,337,949	—	—	—	—	374,337,949

Total	2,166,919,928	74,265,726	748,104	—	—	2,241,933,758

Asset/liability gap	(478,469,356)	943,499,292	374,828,752	26,791,116	37,491,140	904,140,944
Cumulative sensitivity gap	(478,469,356)	465,029,936	839,858,688	866,649,804	904,140,944
Cumulative sensitivity gap as a percentage of total interest-earning assets	(15.21%)	14.78%	26.70%	27.55%	28.74%

(1)	Loan and advances amounts are stated before deducting the allowance for loan losses.

The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2023
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	4,735,488	96,176,483	34,420,575	—	—	135,332,546
Government securities	150,166,116	481,288,547	117,533,779	—	—	748,988,442
Corporate bonds	1,266,111	43,602	3,879,772	—	—	5,189,485
Loans and advances (1)	1,273,109,457	435,744,250	213,822,724	26,791,116	37,491,140	1,986,958,687

Total	1,429,277,172	1,013,252,882	369,656,850	26,791,116	37,491,140	2,876,469,160

Interest-bearing liabilities:
Deposits	825,561,475	72,744,706	648,141	—	—	898,954,322
Corporate bonds	12,816,710	—	—	—	—	12,816,710
Due to other banks	373,899,958	—	—	—	—	373,899,958

Total	1,212,278,143	72,744,706	648,141	—	—	1,285,670,990

Asset/liability gap	216,999,029	940,508,176	369,008,709	26,791,116	37,491,140	1,590,798,170
Cumulative sensitivity gap	216,999,029	1,157,507,205	1,526,515,914	1,553,307,030	1,590,798,170
Cumulative sensitivity gap as a percentage of total interest-earning assets	7.54%	40.24%	53.07%	54.00%	55.30%

(1)	Loan and advances amounts are stated before deducting the allowance for loan losses.

The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2023
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	3,237,179	2,910,000	—	—	—	6,147,179
Government securities	223,062,869	515,208	—	—	—	223,578,077
Corporate bonds	—	—	5,920,006	—	—	5,920,006
Loans and advances (1)	32,873,352	1,086,928	—	—	—	33,960,280

Total	259,173,400	4,512,136	5,920,006	—	—	269,605,542

Interest-bearing liabilities:
Deposits	954,203,794	1,521,020	99,963	—	—	955,824,777
Due to other banks	437,991	—	—	—	—	437,991

Total	954,641,785	1,521,020	99,963	—	—	956,262,768

Asset/liability gap	(695,468,385)	2,991,116	5,820,043	—	—	(686,657,226)
Cumulative sensitivity gap	(695,468,385)	(692,477,269)	(686,657,226)	(686,657,226)	(686,657,226)
Cumulative sensitivity gap, and as a percentage of total interest-earning assets	(257.96%)	(256.85%)	(254.69%)	(254.69%)	(254.69%)

(1)	Loan and advances amounts are stated before deducting the allowance for loan losses.

Exchange Rate Sensitivity

At December 31, 2023, our total foreign exchange-denominated asset position was Ps.1,654,077 million and our total foreign exchange-denominated liability position was Ps.1,426,790 million, resulting in a net asset currency position of Ps.227,287 million. For a description of foreign exchange risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk”.

Capital Requirements

As of December 31, 2023, we had consolidated excess capital of Ps.804,004.0 million pursuant to the Central Bank’s rules. At such date, total capital, subject to applicable deductions, amounted to Ps.1,140,647.9 million under the Argentine risk-based capital guidelines, which are based on the Basel Accord.

As of December 31, 2022, we had consolidated excess capital of Ps.646,937.7 million pursuant to the Central Bank’s rules. At such date, total capital, subject to applicable deductions, amounted to Ps.958,835.1 million under the Argentine risk-based capital guidelines, which are based on the Basel Accord.

As of December 31, 2023, we complied with the Central Bank’s capital requirements on a consolidated basis. See a description of the minimum capital requirements currently in effect in “Item 4. Information on the Company—F. The Argentine Banking System and its Regulatory Framework”.

As of December 31, 2023, 2022 and 2021, our shareholders’ equity was Ps.1,414,776.7 million, Ps.1,125,425.1 million and Ps.988,837.4 million, respectively. At such dates, our ratio of average shareholders’ equity/average total assets was 20.84%, 17.14% and 16.17%, respectively.

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

	At December 31,
	2023	2022	2021
	(in thousands of pesos, except ratios and percentages)
Calculation of excess capital (1)
Allocated to assets at risk	222,092,365	219,153,734	254,228,499
Incremental minimum capital requirements originated in excesses in other regulations (2)	17,505,613	—	—

Credit risk	239,597,978	219,153,734	254,228,499

Market risk	6,537,813	4,611,870	1,376,981
Operational risk	90,508,105	88,131,816	91,840,536

Required minimum capital under Central Bank rules	336,643,896	311,897,420	347,446,016

Basic net worth	1,136,940,621	937,565,827	834,069,148
Complementary net worth	—	15,884,427	22,439,564
Deductions	—	—	—
Minority interest	3,707,256	5,384,842	5,749,484

Total capital under Central Bank rules	1,140,647,877	958,835,096	862,258,196

Excess capital	804,003,981	646,937,676	514,812,180

Selected capital and liquidity ratios
Average shareholders’ equity as a percentage of average total assets (3)	20.84%	17.14%	16.17%
Total liabilities as a multiple of total shareholders’ equity	3.32x	4.40x	5.32x
Cash and due from banks as a percentage of total deposits	31.40%	22.54%	30.82%
Liquid assets as a percentage of total deposits (4)	59.53%	73.96%	57.71%
Loans as a percentage of total assets	32.33%	36.74%	36.74%

(1)	See “Item 4. Information on the Company—F. The Argentine Banking System and Its Regulatory Framework—Capital Adequacy Requirements” for a discussion of the Central Bank’s capital requirements.

(2)

The increase in the minimum capital credit risk requirement results from the failure to comply with the maximum limit established by the BCRA for financing to the non-financial public sector for 15 days in December 2023. According to the provisions of the regulations, this non-compliance results in an increase in the minimum capital requirement for credit risk by an amount equivalent to 100% of the excess of the ratio, from the month in which the defaults are first registered and for as long as they remain. In the case of credit ratios, the calculation of the set-aside shall be made on the basis of the monthly average of the daily excesses. As of the date of this annual report on form 20-F, the aforementioned situation has been regularized.

(3)	Average shareholders’ equity and average total assets computed as the average of period-beginning and period-ending balances.
(4)	At December 31, 2023, 2022 and 2021“Liquid Assets” includes cash and cash equivalents and financial assets at fair value through profit or loss.

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

This standard applies to the highest level of consolidation of each entity. Information concerning BBVA Argentina is available at: https://ir,bbva,com,ar/informacion-financiera/disciplina-del-mercado/. Such information is not incorporated by reference in this document.

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

S&P Global Ratings

S&P Global Ratings has issued during 2021, 2022, 2023 and through the date of this Annual Report, in respect of BBVA Argentina, local long-term institutional ratings ranging from raCCC+ to raBBB- and short-term institutional ratings ranging from raC to raA-3, and in respect of BBVA Argentina’s negotiable obligations program ratings ranging from raCCC+ to raBBB-, As of the date of this Annual Report. S&P Global Ratings current long term institutional rating of BBVA Argentina is raCCC+, short term institutional rating of BBVA Argentina is raC and the rating of BBVA Argentina’s negotiable obligations program is raCCC+, with a negative outlook.

Fix SCR

During 2021, 2022, 2023 and through the date of this Annual Report, Fix SCR’s long term national credit rating of BBVA Argentina has been AAA(arg), short term national credit rating of BBVA Argentina has been A1+(arg) and the rating of BBVA Argentina’s corporate bonds program has been AAA(arg). As of the date of this Annual Report, Fix SCR’s outlook with respect to BBVA Argentina’s ratings is stable.

Fitch Ratings

Fitch Ratings has issued during 2021, 2022, 2023 and through the date of this Annual Report, in respect of BBVA Argentina, foreign currency long term ratings ranging from CCC- to CCC, local currency long term ratings ranging from CCC- to CCC, and viability ratings ranging from ccc- to ccc. As of the date of this Annual Report, Fitch Ratings’ foreign currency long term rating of BBVA Argentina is CCC-, local currency long term rating of BBVA Argentina is CCC- and BBVA Argentina’s viability rating is ccc-.

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

We believe that the macroeconomic environment and the following trends in the Argentine financial system and in our business have affected and will, for the foreseeable future, continue to affect our results of operations and profitability. Our continued success and ability to increase our value to our shareholders will depend upon, among other factors, economic growth in Argentina and the corresponding growth of the market for long-term private sector lending and access to financial products and services by a larger segment of the population. This analysis should be read in conjunction with the discussion in “Item 3, Key Information—D, Risk Factors” and “Item 4, Information on the Company– Recent Political and Economic Developments in Argentina” of this annual report on Form 20-F.

Trends related to climate change

There is an increasing concern over ESG and climate change matters, which may result, among others, in changes in consumer preferences and additional legislation and regulatory requirements. Further, climate-related disasters could result in market volatility, negatively impact customers’ ability to pay outstanding loans, result in the deterioration of the value of collateral or in insurance shortfalls or otherwise disrupt the operations of banks or the operations of their customers or third parties on which they rely. See “Item 3, Key Information—D, Risk Factors—The Bank is exposed to various risks in connection with climate change”.

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

Trends related to the international and local scenario

The most relevant event in 2021 was the acceleration of Covid-19 vaccination. Argentina reached an agreement with laboratories in Russia, China and the United Kingdom to be supplied with vaccines for most of its population. Initially, given the difficulty in distributing vaccines globally. Argentina suffered delays in deliveries, which resulted in the vaccination campaign being later than initially scheduled. However, vaccination sped up in the second half of the year, driving a global economic recovery that positively affected Argentina.

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

In 2023, concerns arose with respect to the financial condition of a number of banking organizations in the United States and Europe, in particular those with exposure to certain types of depositors and large portfolios of investment securities. On March 10, 2023 Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation and the Federal Deposit Insurance Corporation was appointed receiver of Silicon Valley Bank. On March 11, 2023, Signature Bank was similarly closed and placed into receivership and concurrently the Federal Reserve Board announced it would make available additional funding to eligible depository institutions to assist eligible banking organizations with potential liquidity needs. In Europe, on March 15, 2023 the National Swiss Bank announced several measures amounting to approximately 50 billion Swiss francs to provide Credit Suisse with liquidity and on March 20, 2023 UBS announced that it would acquire Credit Suisse for approximately US$3,250 million. Additionally, in 2023, the Argentine economy was adversely affected by the severe drought suffered in recent years which adversely affected the agricultural sector, resulting in an estimated reduction in dollar inflows of approximately US$20 billion.

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

According to BBVA Research estimates, the Argentine financial system is expected to stagnate in the coming years, with private loans and total deposits to GDP ratios of approximately 6.3% and 16.42%, respectively, for 2024.

The Argentine banking system remains largely unconsolidated, with significantly more financial institutions compared to other countries of the region.

Trends related to BBVA Argentina

2023 was a challenging year for Argentine economy and financial markets, with an estimated GDP contraction of 1.6%, fiscal deficit of approximately 2.7% of GDP, and inflation increasing from 95% to 211%. Macroeconomic imbalances, a severe drought that adversely affected the harvest and Central Bank reserves shortage resulted in increased foreign trade debts and led to more capital controls and regulation, which coupled with the political uncertainty arising from the presidential elections, adversely affected the market. Throughout the year, the Central Bank increased interest rates from 75% to 133%, but the increase could not prevent an inflation acceleration and exchange rate volatility, particularly in the context of an increased fiscal deficit as a result of the electoral campaign.

In November 2023, Javier Milei was elected president, and took office in December 10, 2023. Milei has announced a broad range of populist measures but he will likely face the challenge from Congress where he does not have sufficient support. The Milei administration has adopted, among others, the following measures: a significant adjustment of utilities, transport and fuel prices (all of them heavily subsidized), a devaluation of 54% of the Peso and the announcement of a zero fiscal deficit target by the end of 2024.

Deposit and loan activity in local currency kept growing below inflation in 2023, falling around 25% in real terms, loan to GDP ratio continued to decrease, foreign currency deposits remained relatively stable, decreasing by 3%, while US$ loans fell 2% continuing the decreasing trend that started in 2019.

The expectation generated by the Milei administration could potentially result in higher foreign currency loans and deposits, but the Bank will continue to show a high level of prudency regarding the management of this segment of the balance sheet.

We expect local currency activity in 2024 to start a gradual recovery, particularly during the second half of the year.

Regarding the level of interest rates they were below inflation through many months of the year. In addition, we had the expectation that this negative real rate process could deepen in the case a new government should implement a stabilization plan. As a consequence, and as it was mentioned last year, the bank kept a portfolio of treasury bonds linked to the evolution of inflation or foreign exchange, in order to protect the bank equity from the eroding effects of inflation. This portfolio was a bit higher in relative terms when compared to 2022, reaching at its peak a level of around 16% of total assets.

The Central Bank has continued to regulate the level of interest rates for many lines of business, including time deposits, and some retail and SMEs products as well as certain minimum loan volumes that banks have to lend to specific customer groups. Even if these regulations are still in place as of the date of this annual report, we have the expectation that at some point during 2024 these regulations may start to be removed, in line with the measures announced by the Milei administration.

In 2024 banks continued to be subject to restrictions on their ability to distribute dividends. According to regulations from the Central Bank, banks are allowed to distribute dividends for up to 60% of their “distributable profit” to December 2023 in six equal, monthly and consecutive installments once authorization is obtained by the BCRA. We believe these limitations could start to soften in the future.

The Bank continued to show strong levels of liquidity and solvency, which we expect to maintain in coming years. In general, we expect volatility in financial variables to remain to a certain extent until the stabilization plan established by the Milei administrations starts to show results.

BBVA Argentina seeks to keep the strong pace it has shown during the last years in terms of customer growth (both commercial and retail) and its digitalization strategy, as the transformation process in which the Bank embarked a few years ago is a key component of our strategy. In this sense, the Bank expects to focus on tools like Net Promoter Score, which allows us to know the degree of satisfaction of our customers with our service and address the necessary steps to continue improving it. Regarding our digitalization strategy, the accelerated adoption of digital tools by our customers that began in 2020, has had a consolidation during 2023. We expect to continue to develop new features and tools to improve our customers’ financial health. These are developed collaboratively among the countries in which the BBVA platform has been implemented, generating global synergies in the development of new features and the response to market.

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

The table below indicates the names of the current members of our Board, their present position in the Board, their business background and the date of expiration of the period for which they were elected. According to regulation, the members of the Board whose appointment expired in December 2023, will remain as members of Board at least until the next shareholders’ meeting.

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

Mr. de Cristóbal de Nicolás was elected Director in April 2022.

Jorge Delfín Luna	December 2025	Vice Chairman 1º	11/17/1958

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

Mr. Luna was elected Director in March 2017.

Francisco Javier Pérez Cardete (*)	December 2025	Vice Chairman 2º	02/19/1961

Present principal occupation: regular director at BBVA Argentina.

Business experience: South and East territorial director at BBVA; area director at BBVA; and risk responsible of Valencia at BBVA

Mr. Javier Pérez Cardete was elected Director in April 2016

Adriana M. Fernández de Melero (*)	December 2025	Regular Director	04/02/1961

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

Ms. Melero was elected Director in March 2017.

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

Mr. San Gil was elected Director in April 2021.

Name	Current Term Ends	Current Position	Date of Birth	Present principal occupations and business experience

Gustavo A, Mazzolini Casas	December 2025	Regular Director	03/27/1967

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

Mr. Mazzolini was elected Director in March 2017.

Gabriel Alberto Chaufán	December 2024	Regular Director	02/14/1966

Present principal occupation: regular director at BBVA Argentina; Chairman at BBVA Seguros Argentina S.A. and Regular Director at BBVA Uruguay S.A.

Business experience: Chairman at AVIRA, Committee director member at BBVA; Chairman and Chief Executive Officer at Consolidar ART, Consolidar Seguros, Consolidar Salud, Consolidar Retiro and Consolidar AFJP (undergoing liquidation proceedings), Pensions and Insurance Business Manager; Head of the Pension Business and all lines of Insurance (Life, Heritage, Life Annuities, Health) and Group Technical Manager.

Mr. Chaufán was elected Director in April 2019.

Gustavo Fabián Alonso	December 2024	Alternate Director	07/02/1964

Present principal occupation: alternate director at BBVA Argentina.

Business experience: Commercial Director; Director of Innovation and Development; Retail Product Manager; Manager of Means of Payment and Consumption; Manager of Strategic Alliances and Products; Marketing manager; Zone Manager; and Branch Manager Pilar, San Nicolás and Rosario, all at BBVA Banco Francés.

Mr. Alonso was elected Director in April 2022.

Carlos Eduardo Elizalde	December 2024	Alternate Director	06/12/1961

Present principal occupation: alternate director at BBVA Argentina.

Business experience: Regional Banking Director of Global Latam Operations at BBVA; General Manager at AL-Rajhi Bank; free-lance consultant in Riyadh KSA Buenos Aires; General Director at Citigroup Miami; Regional Head for Latin America at Citigroup Miami; and Head of Regional Sales at Citigroup Buenos Aires.

Mr. Elizalde was elected Director in April 2023.

(*)	Qualify as independent directors according to the independence criteria set forth by General Resolution No, 622 of the CNV.

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

At the ordinary and extraordinary shareholders’ meeting held on April 28, 2023, Carlos Eduardo Elizalde was elected as Alternate Director.

On December 21, 2023, Gabriel Eugenio Milstein passed away. The Board of Directors on January 12, 2024 in replacement decided to appoint Gabriel Alberto Chaufán who was acting as Alternate Director, as Regular Director.

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

Work Experience: Chief Commercial Officer at BBVA Argentina since October 2021, Previously, he served as Business Coordination Manager, Territorial Manager, Commercial Banking Manager, Deputy Territorial Manager for Retail Banking, Territorial Commercial Assistant, VIP Executive and Individual Banking Officer, all positions at BBVA Argentina.

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

Work Experience: Head of Global Clients in the United States, having corporate governance responsibilities for the BBVA NY Branch; Industry Banker for Consumers, Before joining BBVA, she worked for Credit Agricole in Argentina and New York, where she held various positions.

Ms. Incera joined the Bank in 2023,

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

Ms. Etcheverry joined the Bank in 2000.

The service agreements of the directors and the executive officers of the Bank do not provide for benefits upon termination of employment except as described in “—B, Compensation” below.

B.	Compensation

The Bank has a Nomination and Remunerations Committee which was created on March 30, 2009. Its members must be directors with no executive functions and the presidency will be exercised by an independent director. Its main functions are to provide assistance to the Board in all issues regarding compensation policies and other benefits. Moreover, it is also in charge of stating the terms and conditions for the selection and hiring of the key principal executives of the Bank. As of the date hereof it consists of (i) Gabriel Chaufán; (ii) Jorge Delfín Luna; (iii) Adriana Fernández de Melero; (iv) Gustavo Fernández; and (v) Eduardo González Correas.

The aggregate amount of compensation paid by the Bank and its subsidiaries during the fiscal year ended December 31, 2023 to all directors and officers for services in all capacities, including salaries and bonuses, was Ps.3,059,458 million. This amount also included compensation accrued during 2022 and paid in 2023. We hereby confirm that disclosure of the directors individual compensation is not required under Argentine law. Moreover, Argentine legislation requires approval of an aggregate amount of Director’s compensation in the annual ordinary shareholders’ meeting.

During the fiscal year ended December 31, 2023 and 2022, the Bank did not pay, set aside or accrue any amount as contribution to pension plans.

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

At the ordinary and extraordinary shareholders’ meeting of BBVA Argentina held on April 28, 2023, the following members were appointed to the Supervisory Committee:

Expiration of term
Regular	Gonzalo José Vidal Devoto	December 31, 2023
	Vanesa Claudia Rodríguez	December 31, 2023
	Marcelino Agustín Cornejo	December 31, 2023

Alternate	Lorena Claudia Yansenson	December 31, 2023
	Magdalena Laudignon	December 31, 2023
	Julieta Paula Pariso	December 31, 2023

Both the regular and alternate members of the Supervisory Committee as of December 31, 2023 had represented, in their capacity as lawyers, to the Bank that: (a) they performed or were prepared to perform the function of legal advisors with the professional independence required by technical resolution No, 15 of the Argentine federation of professional councils in economic sciences; (b) they were members of Biscardi & Asociados S.R.L. and qualified as “independent” according to General Resolution No, 622 (New Text 2013), and (c) they disclosed all the information required by the CNV regarding their professional relations with the Bank.

Below is some background information of the current members of the Supervisory Committee.

•

Gonzalo José Vidal Devoto: Lawyer, member of Biscardi & Asociados S.R.L.; regular member of the Supervisory Committee of Bimbo de Argentina S.A.; Rombo Compañía Financiera S.A.; Banco BBVA Argentina S.A.; BBVA Broker S.A; BBVA Consolidar Seguros S.A; Consolidar AFJP (undergoing liquidation proceedings); Centro Automotores S.A.; Centro del Norte S.A.; Cormasa S.A.; Courtage S.A.; Orazul Generating S.A.; Orazul Energy Southern Cone S.R.L.; INC S.A.; Plan Rombo S.A. de Ahorro para Fines Determinados; Santista Argentina S.A.; VTV Norte S.A.; Banco de Servicios Financieros S.A.; Alimentos Valente Argentina AVA S.A.; Rombo Compañía Financiera S.A; Renault Argentina S.A; VTV Metropolitana S.A.; Bimbo Frozen Argentina S.A. and Metalurgica Tandil S.A. He serves as an alternate member of the supervisory committee in: Consultatio Asset Management Gerente de Fondos Comunes de Inversión S.A; Volkswagen Financial Services Compañía Financiera S.A.; Orazul Energy Cerros Colorados S.A. and Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversion S.A.

•

Vanesa Claudia Rodríguez, Senior Lawyer at Biscardi & Asociados S.R.L; she is in charge of the corporate law area of the firm, From that position, she advises firms such as Compañía de Alimentos Fargo S.A., GDC Argentina S.A., Pandurata Argentina S.A., Daikin Air Conditioning Argentina S.A. (among others), in all matters related to corporate advice for companies. She worked at the Sáenz Valiente & Asociados Law Firm as a lawyer, and later as an associate, advising clients such as Grupo Clarín, Cablevisión S.A., Artear and AGEA, among others. Mrs. Rodríguez graduated from the National School of Commerce of Formosa with the title of commercial expert and later graduated as a lawyer at the Universidad Católica Argentina with diploma of honor. She specialized in Corporate Law at the Universidad Notarial Argentina, also pursuing postgraduate degrees at UADE and at the Universidad Católica Argentina. She also completed the Master of Laws at New York University (NYU), being admitted to practice law in the state of New York. She is a Professor of Private International Law at the Universidad Católica Argentina and UCES, a professor in Compliance specialization courses and a member of the Institute of Private International Law of the Bar Association of Buenos Aires.

•

Marcelino Agustín Cornejo: Lawyer, member of Biscardi & Asociados S.R.L.; Academic Director of the Diploma in Public Management UNAB; Constitutional Law Teaching Assistant; Legal representative at Estudio Arrizabalaga, Biscardi & Asociados; INSSJP Legal Technical Secretary, He currently holds the position of regular member of the Supervisory Committee at: Banco BBVA Argentina S.A.; BBVA Broker S.A; BBVA Consolidar Seguros S.A; CONSOLIDATE AFJP S.A. (on sale); Rombo Compañía Financiera S.A; FARGO FOOD COMPANY S.A. He serves as deputy member of the Supervisory Committee at Volkswagen Financial Services Compañía Financiera S.A and PSA Finance Argentina Compañía Financiera S.A. Mr. Marcelino Agustin Cornejo studied Law with a focus on Public Administrative Law at the Universidad de Buenos Aires, completed a master’s degree in Economic Administrative Law (UCA) and obtained a specialization in Constitutional Law (UCASAL).

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

•

Lorena Claudia Yansenson: Lawyer, member of Biscardi & Asociados S.R.L.; alternate member of the Supervisory Committee of Bimbo de Argentina S.A.; Rombo Compañía Financiera S.A.; Banco BBVA Argentina S.A.; BBVA Broker S.A; Consolidar Seguros S.A; Consolidar AFJP(undergoing liquidation proceedings); Centro Automotores S.A.; Centro del Norte S.A.; Cormasa S.A.; Courtage S.A.; Orazul Generating S.A; Orazul Energy Southern Cone S.R.L; INC S.A; Plan Rombo S.A. de Ahorro para Fines Determinados; Renault Argentina S.A.; Santista Argentina S.A.; VTV Norte S.A.; Banco de Servicios Financieros S.A.; Alimentos Valente Argentina AVA S.A.; VTV Metropolitana S.A.; Bimbo Frozen Argentina S.A. and Metalurgica Tandil S.A.

•

Magdalena Laudignon: Lawyer, Lawyer in the litigation sector at Biscardi & Asociados S.R.L.; Independent lawyer at private law firm; Paid intern at Covelia S.A. Miss Laudignon received a Bilingual Bachelor’s degree with a Humanities Orientation from Highlands School. She later received her law degree from the Argentine Catholic University, where she also completed a Master’s Degree in Civil Property Law.

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

The Audit Committee’s duties are set forth below:

1. Internal Control Environment and Financial Statements:

•	Monitor the proper operation of internal controls and the development and publication of the administrative and accounting system.

•	Ensure the consistency and integrity of all the documentation provided to the market.

•	Evaluate observations on internal control weaknesses found by auditors and by comptroller bodies.

•	Submit to the Board, at the time of publication of the year-end financial statements, a report on the status of the internal control system.

•	Know and monitor the internal control environment and the controls that cover the main risks to which the Bank is exposed.

•	Hold meetings with the Management Division for the purpose of reporting on the Bank’s exposure to the relevant risks.

•	To know the results of the reports that the Bank’s Supervisory Committee and the different control committees established by the Central Bank issue in compliance with their duties,.

•	To engage independent counsel and other advisors as it deems necessary to carry out its duties, for which the Bank shall ensure that the Audit Committee has sufficient funding.

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

4. Issuance and Share Plans and Acquisition of Own Shares, Directors´ Fees:

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

5. Transactions with Related Parties and Conflict of Interest:

•

Ensure that transactions between related parties are carried out in accordance with the provisions of Law No. 26,831, issuing an informed opinion regarding transactions with related parties in the established and specifically required cases.

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

All directors, members of the Supervisory Committee, managers and external auditors must, at the request of the Audit Committee, attend its sessions and cooperate with it, facilitating its access to such information as may be available to them, In order to ensure a more appropriate exercise of the powers and duties contemplated herein, the Audit Committee may request the advice of lawyers and other independent professionals and retain their services for the account of the Bank within the budget allocated for such purposes by the shareholders’ meeting. The Audit Committee shall have access to such information and documentation as it may deem necessary in order to comply with its obligations.

Nomination and Remunerations Committee

According to the Board’s resolution dated January 12, 2024, the composition of the Bank’s Nomination and Remunerations Committee is as follows:

Members:	Adriana Fernández de Melero
Jorge Delfín Luna
Gabriel Alberto Chaufán

Guest members:	Gustavo Fernández
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

The Information Technology Committee assists the Board of Directors to oversight of technological risk and cybersecurity management and in monitoring the technological and cybersecurity strategy and is responsible for the institutional treatment of the policies, goals and planning of the information systems area, and as of the date of this annual report consists of: (i) Leandro Alvarez; (ii) Gabriel Alberto Chaufán; (iii) Adriana María Fernández de Melero; (iv) Analía González,; (v) Daniel Neme; (vi) Atilio Lucarelli; (vii) Sergio Sirotinsky; (viii) Germán Guarine; (ix) Marcelo Palmero; (x) Tomás Rebagliatti; (xi) Leonardo Rojas y; and (xii) Gabriela Molinengo. The Information Technology Committee meets quarterly.

•	Disclosure Committee

As of the date of this annual report, the Disclosure Committee consists of: (i) the financial director Carmen Morillo; (ii) the legal services director, Eduardo González; (iii) the accounting manager, Carlos Reinaudo; (iv) the investor relations manager, Inés Lanusse; (v) the associate of investors and rating agents, Belén Fourcade; (vi) the risks director, Gerardo Fiandrino and (vii) the Head of Secretary of the Board of Directors, Gabriela Verónica Valdez.

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

The Asset Laundering and Terrorism Financing Prevention Committee as of the date of this annual report consists of: (i) two directors, Gabriel Alberto Chaufán, who is the compliance officer on money laundering prevention before the anti-money laundering organism (Unidad de Información Financiera) and Gustavo Alberto Mazzolini, (ii) the compliance director, Mónica Etcheverry; (iii) the official in charge of the compliance area processes, Adriana Scorza and (iv) the responsible for the money laundering prevention area, Federico Maliandi.

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

The Compliance Committee consists of: (i) the executive director, Martín Ezequiel Zarich; (ii) the compliance director, Mónica Etcheverry; (iii) the retail banking director, Pablo Hernán Jordan; (iv) the financial area director, Carmen Morillo; (v) the legal services director, Eduardo González; (vi) the risks director, Gerardo Fiandrino and (vii) the internal audit director, Ana Karina Ortiz Cuéllar, who attends as an observer with voice but without vote.

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

The Assets and Liabilities Committee consists of: (i) the executive director, Martín Ezequiel Zarich; (ii) the business development director, Juan Christian Kindt; (iii) the financial director, Carmen Morillo Arroyo; (iv) the risks director, Gerardo Fiandrino; (v) the commercial director, Pablo Hernán Jordan; (vi) the corporate & investment banking director, María Verónica Incera; (vii) the Financial Management Manager, Diego Cesarini, all of them as permanent participants; (viii) the BBVA Research director, Marcos Dal Bianco; and (ix) the financial risks manager, reporting and sustainability, Ezequiel Bulos, all of them as guests.

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

Also in compliance with resolutions of the Central Bank or other controlling bodies, the Bank has appointed different officers responsible for specific subjects, as detailed below:

•	Responsible for Foreign Exchange Positions (Communication “A” 4246 BCRA)

Main Responsible Officer: Germán Adolfo Salse

Alternate Responsible Officer: Adolfo César Martinez Luque

•	Responsible for Foreign Exchange Control (Communication “A” 4246 BCRA)

Main Responsible Officer: Leonardo Rojas

Alternate Responsible Officer: Adolfo César Martinez Luque

•	Responsible for costumer services in compliance with Communication “A” 5388 of BCRA,

Responsible Manager: Jorge Delfín Luna

Main Responsible Officer: Rubén Lemme

Alternate Responsible Officer: Mónica Gabriela Etcheverry / Carolina Noelia Guevara

•	Responsible for the Liquidity Policy (Communication “A” 2879 BCRA):

Main Responsible Officer: Diego Cesarini

•	Responsible for Information Systems (Communication “A” 2593 BCRA)

Main Responsible Officer: Carmen Morillo Arroyo

Alternate Responsible Officer: Juan Christian Kindt

•	Responsible for Market Relations (Law No. 26,831)

Main Responsible Officer: Eduardo González Correas / Carmen Morillo Arroyo

Alternate Responsible Officers: Inés Lanusse / Gabriela Valdez

•	Compliance Officer on Money Laundering Prevention (Communication “A” 5004 BCRA):

Main Responsible Officer: Gabriel Alberto Chaufán

Alternate Responsible Officer: Gustavo Alberto Mazzolini Casas

•	Security Responsible for Financial Entities (Communications “A” 5120 and 5132)

Main Responsible Officer: Juan Antonio Calderón

Alternate Responsible Officer: Victor Fabian Garibotto

Advisors

All internal legal advice is provided to the Bank by its own legal services department.

D.	Employees

The following table shows the breakdown of our full-time payroll employees as of December 31, 2023, 2022 and 2021:

	As of December 31,
	2023	2022	2021
Main office	3,795	4,011	3,863
Branches	2,214	1,877	2,000

Total	6,009	5,888	5,863

Our employees are represented by a national bank union with optional membership. As of December 31, 2023, 2,315 employees were unionized. The union negotiates a collective bargaining agreement to establish minimum salaries for all of its members. We have not experienced any conflicts with the union for over 20 years and we consider relations with our employees to be satisfactory.

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

As of February 29, 2024, none of our directors or senior executives owned shares or options on shares of BBVA Argentina.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2023, by each person who, to our knowledge, beneficially owned more than 5% of our ordinary shares as of such date. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned at March 31, 2023
Beneficial Owner	Number of Shares	Percentage of Shares Outstanding
Banco Bilbao Vizcaya Argentaria S.A.	245,154,707	40.01%
BBV América SL (1)	160,110,585	26.13%
The Bank of New York Mellon (2)	96,812,718	15.80%
Administración Nacional de Seguridad Social	43,279,620	7.06%

(1)	BBV América SL, is under the control of BBVA.
(2)	As holder agent of ADSs.

Our capital stock at December 31, 2023 was 612,710,079 shares. As of such date, BBVA had an equity interest in the Bank of 66.55%.

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

As of December 31, 2023, according to our records 12 holders of ordinary shares and 35 registered holders of ADSs (in accordance with the records of the Bank of New York Mellon (“BoNY”), as depositary for the ADSs) have an address in the United States, representing 17.80% of our issued and outstanding ordinary shares.

B.	Related Party Transactions

The following table presents the aggregate amounts of total financial exposure of BBVA Argentina to related parties for the two-month period ended February 29, 2024 and for the fiscal year ended December 31, 2023. Related parties include controlled companies, controlling shareholders and entities under common control, key management and directors and associated entities.

The financings described below (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

	February 29, 2024					December 31, 2023
Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Controlled, Controlling and Under Common Control Entities
BBVA and subsidiaries	16,493,060	—	16,493,060	—	Guarantees given and correspond- dents	11,316,428	—	11,316,428	—	Guarantees given and correspond- dents
BBVA Asset Management S.A.U,	16,486,042	32.73%	16,486,042	32.73%	Other loans, credit card loans and equity investment	11,481,977	32.73%	11,481,977	32.73%	Other loans, credit card loans and equity investment
Consolidar AFJP S.A. (undergoing liquidation proceedings)	148,272	—	142,807	—	Other loans, guarantees given and equity investment	148,272	—	148,272	—	Guarantees given and investment
PSA Finance S.A.	28,990,065	117.53%	28,990,065	117.53%	Advances, call money, other loans and equity investment	23,552,076	117.53%	23,552,076	117.53%	Advances, credit card loans, call money, other loans and equity investment
BBVA Consolidar Seguros S.A.	5,878,205	28.47%	5,878,205	28.47%	Credit card loans, other loans and equity investment	4,970,987	32.49%	4,970,987	32.19%	Credit card loans, other loans and equity investment
Openpay Argentina S.A	642,004	—	610,377	—	Advances and equity investment	516,512	179.95%	516,152	179.95%	Credit card loans and equity investment
Volkswagen Financial Services S.A	32,529,359	71.3%	23,950,122	31.27%	Advances, Credit card loans, other loans, call money and equity investment	24,717,401	83.59%	19,805,335	82.74%	Advances, credit card loans, other loans, call money and equity investment
Associated Entities
Rombo Cia Financiera S.A.	10,043,934	149.65%	10,043,934	149.65%	Loans, other loans and equity investment	8,164,724	149.53%	8,164,724	149.53%	Call money, other loans and equity investment
Play Digital S.A.	3,307,411	108.41%	3,307,411	108.41%	Advances, Credit card loans and equity investment	2,147,174	125.69%	2,147,174	125.69%	Advances, credit card loans and equity investment
Key Management Personnel (3)	336,622	146.63%	291,818	146.63%	Credit card loans, personal loans, other loans, advances and real estate mortgage	250,914	132.33%	204,951	146.63%	Credit card loans, personal loans, other loans, advances and real estate mortgage

(1)	Largest amount during the period indicated.
(2)	In thousands of pesos.
(3)

Key management personnel includes those having the authority and responsibility for planning, managing and controlling the Bank’s activities, whether directly or indirectly, Based on this definition, the Bank considers the members of the Board of Directors as key personnel.

The transactions included in this section (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

As of December 31, 2023, the Bank did not have outstanding any financial assistance from BBVA.

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

On June 24, 2021 we were notified of a financial summary against the Bank, its directors and three managers. The purpose of this financial summary was to accuse the Bank of lack of regulatory compliance with Communication “A” 6981 for assuming that the company Cargill S.A. (“Cargill”) was a large exporting company, when according to the documentation presented by Cargill, such company would not fall under such category and therefore would not require authorization provided by the credit policies established by the Central Bank.

On August 4, 2021 discharges were presented against all the defendants (the Bank, its directors and three of its managers). However, on September 14, 2023, we were notified of the resolution of the Central Bank to charge us with a fine amounting to Ps.24,000,000 (in nominal value). Including the fines charged to our directors and managers, the total fine amounted to Ps.47,999,998 (in nominal value), which we paid in September 2023. In October 2023, we appealed the resolution from the Central Bank.

On October 25, 2022 we were notified by the BCRA of the opening of several criminal proceedings against the Bank and certain of its directors and employees related to exchange operations carried out in alleged breach of the provisions of point 9 of Communication “A” 6770 BCRA (in relation to tickets associated with operations carried out between residents and the advanced payment of imports). The Central Bank proceeded to accumulate the different files and treat them as a single case. Depositions have been filed by the Bank and all accused directors and employees. On December 7, 2022 discharges were presented against all the defendants. As of the date of this annual report, the BCRA has not ruled on this matter.

In February 2024 we were notified of a summary proceeding instructed by the UIF against the Bank and the members of its Board of Directors and its compliance officer regarding alleged violations of the regulations for the prevention of money laundering. The Bank intends to also defend the interests of these parties and has presented a deposition in their defense.

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

Communication “A” 6886 provides that financial institutions must have the formal authorization of the BCRA before making dividend distributions. In such authorization process, the Superintendence will take into account, among other elements, the potential effects of the application of International Accounting Standards according to Communication “A” 6430 (point 5.5, of IFRS 9) and the restatement of financial statements provided by Communication “A” 6651.

As a result of the Covid-19 pandemic, the Central Bank issued Communication “A” 6939 whereby the distribution of dividends by financial institutions was suspended until June 30, 2020, Communication “A” 7035 extended such restriction until December 31, 2020, which was subsequently extended to June 30, 2021 by Communication “A” 7181 and to December 31, 2021 by Communication “A” 7312.

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

On March 21, 2024 the BCRA issued Communication “A” 7984, effective until December 31, 2024, which established that financial institutions may distribute dividends for up to 60% of their “distributable profit” in six equal, monthly and consecutive installments once authorization is obtained by the BCRA.

The Board of Directors decided to propose for approval by the ordinary and extraordinary general meeting of shareholders held on April 28, 2023, and such ordinary and extraordinary general meeting of shareholders approved (a) the payment of a dividend in the amount of Ps.35,566,224,479 to be allocated among shareholders in proportion to their respective nominal shareholding interest on the Bank, an amount equivalent to Ps.58.047 per share, through the partial write-off of the Optional Reserve for Future Distributions of Income; and (b) for the purposes of the authorization to be requested to the Central Bank, to set 40% of the Bank’s distributable profit at Ps.50,401,015,479. The Central Bank allowed the payment of a dividend in the amount of Ps.50,401,015,479 to be paid in kind through the delivery of Ps.49,524,433,015 in aggregate principal amount of Argentine Treasury bills in pesos adjusted by CER at a discount due November 23, 2023 (ISIN ARARGE520DT9), Ticker X23N3 (CV code 9197).

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

	Pesos Per Ordinary Share (1)
	High	Low
April 2024 (through April 15, 2024)	3,187.75	2,922.40
First quarter	3.089.15	1,765.05
March 2024	3.089.15	2,229.45
February 2024	2,660.45	2,142.60
January 2024	2,624.90	1,765.05

Year ended December 31, 2023	1,888.65	430.05
Fourth quarter	1,888.65	1,032.95
December 2023	1,888.65	1,646.30
November 2023	1,693.70	1,121.50
October 2023	1,362.05	1,032.95
Third quarter	1,609.45	960.35
Second quarter	1,076.35	549.20
First quarter	651.30	430.05

Year ended December 31, 2022	455.20	185.25
Fourth quarter	455.20	290.00
Third quarter	345.70	185.25
Second quarter	230.50	190.85
First quarter	247.10	197.55
Year ended December 31, 2021	288.90	126.45

Year ended December 31, 2020	188.85	69.40

Year ended December 31, 2019	183.45	80.55

(1)	Pesos per ordinary share data reflect nominal prices at trading date.

Source: Bloomberg.

Our ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York Mellon, as depositary. Each ADS represents three ordinary shares. The table below shows the quarterly high and low closing prices of the ADSs in dollars on the NYSE for the periods indicated.

	Pesos Per Ordinary Share (1)
	High	Low
April 2024 (through April 15, 2024)	9.19	8.08
First quarter	8.50	4.70
March 2024	8.50	6.36
February 2024	6.34	5.05
January 2024	6.34	4.70

Year ended December 31, 2023	6.31	3.69
Fourth quarter	5.74	3.85
December 2023	5.74	5.10
November 2023	5.66	4.11
October 2023	4.31	3.85
Third quarter	6.19	4.15
Second quarter	6.31	3.87
First quarter	5.20	3.69

Year ended December 31, 2022	3.90	2.15
Fourth quarter	3.90	2.70
Third quarter	3.37	2.15
Second quarter	3.69	2.39
First quarter	3.66	2.84

Year ended December 31, 2021	4.48	2.54
Year ended December 31, 2020	5.77	2.27
Year ended December 31, 2019	13.97	3.06

(1)	Source: BoNY Mellon Depositary.

Trading on the ByMA

In Argentina all publicly offered securities must be traded on markets authorized by the CNV. At the end of 2023, the four principal authorized markets in Argentina were the Bolsas y Mercados Argentinos-ByMA (for equity and fix income), the Mercado Abierto Electrónico-MAE (for fixed income and derivatives), the Mercado a Término de Buenos Aires-MATBA (for commodities and derivatives) and the ROFEX (for commodities and derivatives).

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

As of December 29, 2023, the shares of 79 domestic companies were listed on the ByMA, excluding investment funds. In 2023, the effective volume traded in shares (US$ 52.0 billion). S&P Merval presented an increase in the annual variation of 358.42% compared to December 2023. See “Instituto Argentino de Mercado de Capitales.”

All the agents authorized by the CNV can conduct transactions in the authorized markets. These agents must be affiliated with ByMA (stock market continued by ByMA) if they want to trade on this market. Trading on the ByMA is conducted through three different trading systems:

•	the “Eomm”,

•	the “Senebi”, and

•	the “Sistaco”.

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

The following table summarizes certain historical information about the ByMA.

	December 31,
	2023	2022	2021
Market capitalization (US$ billion)	52.0	52.8	41.7
Number of companies listed	79	81	83
Rate of return in US$ (1)	0.81%	40.33%	(4.96)%
Market/book ratio (2)	2.54	1.27	1.00

(1)	Based on the Merval Index.
(2)	Based on IAMC report for S&P Merval Index (integrated by 20 leader companies).

Source: ByMA and Instituto Argentino de Mercados de Capitales (IAMC).

Market Regulation

In November 2012, the Argentine Congress passed the Capital Markets Law, which abrogated Law No. 17,811 enacted in 1968. In July 2013, the Argentine executive branch issued implementing Decree No. 1023/13, and in September 2013, the CNV issued a new set of rules further implementing and administering the requirements of the Capital Markets Law (General Resolution 622/2013 and, together with Decree No. 1023/13, the “CNV Rules”).

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

•	Licenses for Participants in the Public Offering Regime

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

•	Powers Conferred on the CNV

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

At the ordinary and extraordinary shareholders’ meeting held on April 20, 2021, our shareholders approved an amendment to section 22 of our Bylaws in order to include the possibility of holding remote Board meetings. This amendment was registered before the Public Registry of Commerce on July 21, 2021 under No, 11156, Book 1037 of Corporations. A copy of our Bylaws as currently in effect was filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2021.

Registry and Company’s Objects and Purposes

BBVA Argentina is registered with the Public Registry of Commerce of the Argentina (Registro Público de Comercio) under company number 1,065, Page 359, Book 5, Volume “A” of Local Corporate Bylaws, Section 3 of our Bylaws provides that the object of BBVA Argentina is to engage in the commercial banking business, including financial brokerage, whether in Argentina or abroad. Under our Bylaws, BBVA Argentina is authorized to perform the following activities:

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

Under Section 272 of the Argentine Companies Law, a director may not vote in respect of any proposal in which such director, or any person connected to such director, has an interest contrary to the interests of BBVA Argentina, Moreover, directors are not entitled to carry out personal transactions with the company or its affiliates, other than the banking common operations, unless they are approved by a special procedure that guarantees the transparency of proposed transaction.

Directors need not hold shares in BBVA Argentina or any of our subsidiaries to qualify and be appointed as directors of BBVA Argentina.

The Bank has no policies regarding age limits or retirement age.

Rights Attaching to Shares

As of the date of this annual report, our capital is formed by a single class of shares, all of which are ordinary shares and have the same voting and economic rights. Shareholders participate in the distribution of dividends pro rata of the paid-in capital, Furthermore, shareholders are entitled to participate in the distribution resulting from the liquidation of BBVA Argentina in proportion to the paid-in capital.

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

A quorum must be present at any regular shareholders’ meetings on first call upon the attendance of shareholders representing the majority of voting stock, On second call, there is a quorum with the attendance of any number of shares present. A quorum is present at any special shareholders’ meeting on first call upon the attendance of shareholders representing 60% of the voting stock, Shareholders representing 30% of our voting stock shall constitute a quorum at a special shareholders’ meeting on second call. In any case, resolutions require the absolute majority of the voting stock present.

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

In May 2022 the Board of Directors requested the opinion of the Audit Committee regarding the offer letter of location of information technology services from Aplica Tecnología Avanzada S.A. de C.V. (“ATA”). Since 2019 ATA provides the Bank with services related to data processing in connection with the “Mainframe” technology platform distributed under Unix, Linux, Windows, among others, as well as the “NextGen” platformX86-based open source software that provides the connectivity needed to link the Bank to the hardware and software components used by ATA. The Bank and ATA are considered related parties according to the terms of paragraph III, subparagraph a) of Section 72 of the Capital Markets Law. The Audit Committee concluded that the compensation and scope of services established in this contract are in line with market conditions for similar transactions entered into by independent parties, Such conclusion was taken on the basis of the report issued by the independent evaluating firm PWC Asesores de Empresas S.R.L. in May 2022.

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

On December 16, 2015, the Ministry of Economy and Public Finances issued Resolution No, 3/2015 (published in the Official Gazette on December 18, 2015) amending Decree No. 616/05. Pursuant to such resolution, the mandatory waiting period was reduced from 365 to 120 calendar days and the mandatory deposit was reduced to zero percent.

Accompanying this resolution, the Central Bank issued new foreign exchange regulations on December 17, 2015: Communications “A” 5850 and continuing with Communications “A” 5861, 5899, 6037, 6137 and supplementary, under which structural changes were made to the current foreign exchange regime, easing the access to the foreign exchange market.

On February 2017, the Ministry of Economy and Public Finances issued Resolution No, 1/2017 reducing the mandatory waiting period to zero days and, at the same time, the Central Bank issued new foreign exchange regulations in Communications “A” 6037, 6118, 6137, 6150, 6163 and 6174 that ease the access to the foreign exchange market in Argentina.

On May 19, 2017, the Central Bank issued Communication “A” 6244 effective as of July 1, 2017, whereby all the rules that regulated trading in the foreign exchange market were significantly modified and rendered more flexible.

After some years of flexibility in foreign exchange matters, on September 1, 2019, the Central Bank issued Communication “A” 6770 that established new regulations, restricting access to the exchange market, Accompanying this main resolution, new regulations, amendments and supplements, were issued in Communications “A” 6776, 6780, 6788, 6815, 6818 and 6844.

Since 2020, the Central Bank has issued more restrictive regulations requiring importers to restrict their operations in the capital markets. All exchange regulations in force up to 2020 were compiled by the Central Bank by means of Communication “A” 7914. After the appointment of Milei as president, the Central Bank issued Communication “A” 7017, which established that debts for goods and services prior to December 12, 2023 would require prior authorization from the Central Bank unless they were related to operations financed prior to that date by local or foreign banks or by export credit agencies. Likewise, those importers of goods or services with debt outstanding as of December 12, 2023 were allowed to subscribe a bond called BOPREAL (“Bono para la Reconstrucción de una Argentina Libre”) granting them access to the exchange market at the time of maturity of the corresponding debt or which could be transferred to the debt creditor.

With respect to imports of goods and services after December 13, 2023, the Central Bank established that access to the foreign exchange market would be given to importers depending on the type of the imported good within certain deadlines (e.g., immediately for imports of energy and derivatives, within 30 calendar days for pharmaceutical products and their supplies and within 180 days for cars and luxury goods). Debts for other goods or services can be paid with access to the exchange market in a payment schedule that begins 30 calendar days after the nationalization of the merchandise and continues after 60, 90 and 120 calendar days, paying, in each case an amount no greater than 25% of the freight on board value of the goods.

The regulations regarding financial debts, the payment of dividends and operations of non-residents remain in force.

A description of the restrictions and regulations currently in force is included below.

Cross Border Transfers of Funds, Foreign Debts

Up to September 2019, the repayment of the principal and interest on foreign indebtedness did not require the entry and settlement of the disbursement through the foreign exchange market.

Since then, due to the changes introduced by the Central Bank, debts disbursed on or after September 1, 2019 are subject to the entry and compulsory settlement through the foreign exchange market, to the extent that the repayment of the principal and interest are made with access to the exchange market.

Today, regardless of whether the financial indebtedness was incurred before or after September 1, 2019, repayments, of both principal and interest, may be made with a maximum anticipation of three business days to maturity. If the anticipation period is longer, the prior confirmation of the Central Bank is required.

The repayment of capital and interests corresponding to indebtedness between related counterparties requires prior authorization from the BCRA except when the debt was entered and settled by the exchange market after October 2, 2020.

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

Since September 1, 2019 funds originated from the collection of Argentine exports corresponding to official shipping permits must be entered and settled in the exchange market within the maximum terms established in Communication “A” 6770 and its amendments.

The collection of services exports must be entered and settled in the local exchange market within a period not exceeding five business days from the date of receipt abroad or in the country, or its accreditation in foreign accounts.

In 2022, the Ministry of Economy established the Export Increase Program by means of Decree 576/2022 with the aim of promoting the settlement of export charges at a differential exchange rate. Initially, the Export Increase Program applied only to collections for exports of soybeans and other grains and was later extended to all other goods and services. As of the date of this annual report, according to the provisions of Decree 28/2023, at least 80% of the exports of goods and services must be settled by the exchange market, with the remaining 20% being settled through the purchase and sale of negotiable securities acquired at foreign currency and sold at local currency.

In relation to the payment of imports of goods and services, in October 2022, through Communication “A” 7622, the SIRA and SIRASE declarations were established as requirements for access to the exchange market for the payment of goods and services, which consisted of a type of authorization granted by the AFIP jointly with the Ministry of Commerce allowing importers to make payments abroad and nationalize their assets.

Then, through Communication “A” 7917, the Milei administration annulled both the SIRA declaration and the SIRASE declaration with the intent to reduce bureaucracy and provide transparency in the procedures necessary for access to the exchange market for the payment of imports of goods and services.

Communication “A” 7917 also established a specific treatment for debts existing prior to December 12, 2023 and a deadline scheme for new imports after December 13, 2023.

As a result, debts existing prior to December 12, 2023 may subscribe to BOPREAL, under the terms of Communication “A” 7925, as amended, or have the prior approval of the Central Bank. Those importers interested in subscribing to BOPREAL bonds must subscribe them during the first months of 2024. Then, importers will be able to negotiate with their creditors the delivery of these bonds, or their sale in secondary markets, to pay off their debts.

New advance payments must receive prior authorization from the Central Bank, unless such advance payments are financed abroad and fall within one of the exceptions provided for in point 3 of Communication “A” 7917.

The requirement to enter capital goods that have been paid in advance of shipment into the country within 270 days of the payment having been made remains in force and, similarly, those importers who pay in advance of shipment for any other goods must, have the goods enter the country within 90 days from payment of the merchandise.

Payment for services provided between unrelated parties may be made in accordance with a scheme established by the BCRA in Communication “A” 7917, which provides for immediate payment (for example, in the case of health services and audiovisual services) or payment within a 30 day period from the effective provision of the services. Cultural and recreational services, which include payment abroad for concerts and shows provided by people from abroad, may only be paid 90 days after the service is provided. Likewise, the new scheme established by the Central Bank for the payment of services abroad, indicates that access to the exchange market for the payment of services provided between related counterparties can only be carried out 180 days after the service has been effectively provided, with the exception of payment abroad for freight services, even between related counterparties, which may be made 30 days after the arrival of the merchandise to the country of destination of the transported merchandise.

Purchase of Foreign Currency

A.	Domestic individuals and companies

The regime applicable since September 2020, provided for in Communications “A” 6770 and “A” 7914 and its supplements and amendments, in relation to the purchase of external assets by legal persons for investment purposes (commonly known as hoarding) requires the prior approval of the Central Bank in certain circumstances, such as: real estate investments abroad, loans granted to non-residents in Argentina, contributions from residents in Argentina of direct investments abroad, portfolio investments of Argentines abroad , certain other investments abroad by Argentine residents, portfolio investments of Argentine legal entities abroad or purchase of foreign currency bills to be carried out in Argentina, For individuals, the limit to perform this type of operation is US$200 per month.

In summary, the exchange regulatory framework currently establishes:

•

For the purchase of external assets, resident individuals may access the exchange market for up US$200, or its equivalent in other currencies, per calendar month in all entities authorized to operate in exchange. For larger amounts, the prior approval of the Central Bank is required. Access to the exchange market by legal entities, requires the prior approval of the Central Bank despite of the amount. Non-residents individuals and legal entities require the prior approval of the Central Bank to access the exchange market.

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

General

The following is a summary of certain Argentine tax matters that may be relevant with respect to the ownership and disposition of ADSs or ordinary shares by U.S. Holders. Such summary is based upon the tax laws of Argentina, and regulations thereunder, in effect as of the date of this annual report and is subject to any subsequent change in Argentine laws and regulations which may come into effect after such date. Investors in ADSs or ordinary shares should consult their own tax advisers as to the Argentine. United States and other tax consequences of the ownership and disposition of ADSs or ordinary shares.

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

So far, these rules have not been subject to regulations or interpreted by the executive power or authority of application.

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

According to the changes made by the amendment to article 26 paragraph u) in 2019 Decree No. 824/19 of the Income Tax Law, the following will be exempted from tax:

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

So far, these rules have not been subject to regulations by the executive power or authority of application.

Value Added Tax (“VAT”)

Neither the sale, exchange or other disposition of ADSs or ordinary shares nor the payment of dividends thereunder is subject to VAT.

Transfer Taxes

The sale or transfer of ADSs or ordinary shares is not subject to transfer tax.

Personal Property Tax

According to Law No. 23,966, as amended, and Decrees No. 127/96 and 812/96, all individuals and undivided estates are subject in Argentina to a personal property tax on all assets held at December 31 of each fiscal year (the “Personal Property Tax”). This tax applies to our ADSs and ordinary shares held by U.S. Holders. In the case of individuals and undivided estates domiciled or located in Argentina, an exemption is available to taxpayers whose assets included in the tax base for purposes of the Personal Property Tax do not exceed Ps.27,377,408.28. Corporations and other legal entities domiciled or located in Argentina are not subject to the Personal Property Tax. Individuals and undivided estates domiciled or located in a foreign country are subject to the Personal Property Tax only with respect to assets located in Argentina.

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

Pursuant to Law No. 25,585, published in the Official Gazette on May 15, 2002, BBVA Argentina is responsible for paying the Personal Property Tax on our ADSs or ordinary shares held by individuals or undivided estates domiciled in Argentina or a foreign country, or corporations or any other entities located in a foreign country. The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity arising from the last balance sheet of the company at December 31. The minimum exempted amount of Ps 27,377,408.28 is not applicable. The tax so paid is considered a definitive payment.

Companies responsible for the tax payment, such as BBVA Argentina, are entitled to obtain refunds of the amounts paid from holders of ADSs or ordinary shares and may retain or foreclose on the property included in the tax base for purposes of the Personal Property Tax that originated the payment.

In 2024, the Bank expects to make payments on account of its shareholders in connection with Personal Property Tax due with respect to assets held as of December 31, 2023.

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

•

persons holding ADSs or ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ADSs or ordinary shares;

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

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the ADSs or ordinary shares,

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis, which may affect the tax consequences described herein. Holders of ADSs or ordinary shares are urged to consult their own tax advisers as to the United States, Argentine and other tax consequences of the ownership and disposition of ADSs or ordinary shares in their particular circumstances, including the effect of any U.S. state or local tax laws.

As used herein, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source,

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

Taxation of Distributions

Distributions paid on ADSs or ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders are taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded, U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld in respect of Argentine taxes. The amount of the dividend generally will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends generally will be included in a U.S. Holder’s income on the date of such U.S. Holder’s (or in the case of ADSs, the depositary’s) receipt of the dividend. The amount of any dividend income paid in Argentine pesos will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the dividend income, U.S. Holders may have foreign currency gain or loss if such dividend is not converted into U.S. dollars on the date of its receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Argentine income taxes, if any, withheld from payments of dividends on ADSs or ordinary shares might be creditable against a U.S. Holder’s U.S. federal income tax liability. Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Final Treasury Regulations”), impose additional requirements for foreign taxes to be eligible for credit. However, the IRS recently released a notice that indicates that the U.S. Treasury Department and the IRS are considering amendments to the Final Treasury Regulations and provides relief from certain provisions of the Final Treasury Regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). We have not determined whether these requirements have been met with respect to any withholding tax imposed on dividends on ADSs or ordinary shares and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits for any amounts withheld with respect to dividends on ADSs or ordinary shares to which the Final Treasury Regulations apply.

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

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year 2023. However, because our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25-percent-owned equity investments) from time to time, and because our analysis of our PFIC status is based upon certain proposed Treasury regulations, including those which are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994 and other regulations proposed in 2021, which may not be finalized in their current form, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder owned ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year and an interest charge would be imposed on the resulting tax liability for each such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner. Certain elections (including a mark-to-market election) may be available to U.S. Holders that may result in alternative treatments if we were a PFIC for any taxable year. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

This annual report and the exhibits thereto and any periodic reports or other information filed pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC’s public reference room located at 100F Street, N.E., Washington, D.C. 25049. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the internet at www.sec.gov. The documents concerning BBVA Argentina which are referred to in this annual report may also be inspected at our office at Av, Córdoba 111, C1054AAA Buenos Aires, Republic of Argentina.

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

Credit Risk Ratios and Performance

At December 31, 2023 the non-performing loan ratio was 1.29% and the coverage ratio was 165.3%, compared to 1.13% and 242.22% respectively, at December 31, 2022. The NPL ratio suffered in 2023 a slight increase while the coverage ratio decreased, both explained by the retail portfolio performance, where provisions had a lower growth than non-performing loans.

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

With respect to large companies, we continued using the risk analyst to analyze different activity areas, and in the case of the SMEs, we continued using the rating model. The application of statistical tools gave us the opportunity to complete an efficient analysis to better satisfy our clients’ needs.

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

As of December 31, 2023, our gross counterparty risk and our net counterparty risk amounted to Ps 17,660 million.

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

During 2023, both indicators were within the limits approved by the Board of Directors.

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

Economic Capital

In accordance with the “Guidelines for Risk Management in Financial Institutions” established by the BCRA. BBVA Argentina has developed an internal, integrated and global process to assess the adequacy of its economic capital based on its risk profile and elaborates, on an annual basis, the Internal Capital Adequacy Assessment Process (ICAAP).

Economic capital is the amount of capital considered necessary to cover unexpected losses that the Bank could face due to the risks to which it is exposed.

The methodologies for capital calculation of the following risks are defined following the guidelines established by the Basel Committee:

•	credit risk;

•	concentration risk;

•	market risk;

•	interest rate risk;

•	operational risk;

•	reputational and strategic risk;

The distribution of economic capital for December 2023 consumption by type of risk is as follows:

•	credit risk and concentration risk: 47%;

•	operational risk:19%;

•	interest rate risk:21%;

•	market risk: 2%; and

•	other risks: 12%.

Stress Tests

In compliance with the “Guidelines for Risk Management in Financial Institutions” established by BCRA. BBVA Argentina has developed a stress test program which is framed within the comprehensive risk management process of the Bank.

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

The results of the stress tests carried out in March 2023 corresponding to the 2023/2024 projection period showed a solid solvency and liquidity position of the Bank even under the analyzed adverse scenarios.

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

As of December 31, 2023 there were 76 operational risk management indicators of different specialties in force, which made up 18 synthetic indicators or management limits.

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

The structure of measurement and control of the market risk includes a scheme of limits and alerts in terms of economic capital, value at risk (“VaR”), stress VaR, monthly and annual stop loss and internal sub-limits, In order to measure and manage market risk. BBVA Argentina uses a VaR model, which estimates the maximum loss that may occur in the trading portfolio at a given confidence interval of 99% and a time horizon of one day.

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

The following charts show the Bank’s VaR and Risk Factor evolution during 2023.

The following tables show the evolution of VaR during the last three years.

Daily Trading VaR at BBVA Argentina (in millions of pesos)

	2023	2022	2021
Average	303.54	141.13	222.66
Minimum	24.49	48.71	37.04
Maximum	1,586.80	263.07	504.43
At December 31	296.22	112.22	88.76

Daily Trading VaR – Categories (in millions of pesos)

Interest Risk VaR	2023	2022	2021
Average	336.97	157.79	211.15
Minimum	29.58	49.32	5.75
Maximum	2,163.96	298.07	503.39
At December 31	298.78	121.29	90.95

The maximums are high because during 2023 there was high volatility in the futures’ curve that caused VaR levels to increase significantly in the second half of the year, particularly after devaluation events.

Exchange-rate Risk	2023	2022	2021
Average	7.24	1.05	43.11
Minimum	0.29	-0.47	0.99
Maximum	190.63	65.11	157.89
At December 31	12.28	0.15	1.29

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

December 31, 2023
Change in base interest rates and adjust rates (basis points)	Net portfolio value	Percentage change	Net interest and adjust income	Percentage change	Net income of adjustable portfolio	Percentage change
(in millions of pesos, except percentages)
500	564,517.1	(2.61)%	1,850,265.8	0.59%	34,956.6	(20.80)%
0	579,651.0	0.00%	1,839,404.0	0.00%	44,137.4	0.00%
(500)	596,426.5	2.89%	1,821,391.3	(0.98)%	48,211.5	9.23%

Based on our position at December 31, 2023, and assuming a hypothetical, immediate 500 basis points increase in interest rates affecting all interest rate sensitive assets and liabilities, we estimate that our net portfolio value would be reduced by Ps.15,133.9 million and our net interest income would be increased by approximately Ps.10,861.7 million.

Foreign Exchange Risk

As of December 31, 2023, as part of our asset and liability management, we aimed to minimize the impact on results of foreign exchange rate fluctuations by maintaining excess balances of assets over liabilities denominated in dollars. The following table shows the estimated effect on net income of a 10% variation in the value of the peso against all other currencies:

Peso against all other currencies	Effect on net income based on our position as of December 31, 2023	Effect on net income based on our position as of December 31, 2022
	(in millions of pesos, except percentages)
10%	(22,729)	574
(10)%	22,729	(574)

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt securities

Not applicable.

B.	Warrants and rights

Not applicable.

C.	Other securities

Not applicable.

D.	American Depositary Shares

Fees and charges for holders of American Depositary Receipts

The depositary for our ADRs is the Bank of New York Mellon (BoNY).

Holders of our ADRs are generally expected to pay fees and expenses to BoNY according to the schedule below:

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADRs (or portion thereof)

•   Issuance of ADRs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property

•   Cancellation of ADRs for the purpose of withdrawal including if the deposit agreement terminates

US$0.50 (or less) per 100 ADRs (or portion thereof)	• Any cash distribution made pursuant to the deposit agreement

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADRs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR registered holders

US$0.05 (or less) per ADRs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on the Company’s share register on behalf of the depositary or its agent when shares are deposited or withdrawn.

Expenses of the depositary	• Cable, telex and facsimile transmissions (as expressly provided in the deposit agreement) • Incurred in the conversion of foreign currency to U.S. dollars

Persons depositing or withdrawing shares must pay:	For:

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any other charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

Fees Paid by Depositary to the Company

Fees due from BoNY to BBVA Argentina in 2023 amounted to US$41,176.24, which have partially offset fees due from BBVA Argentina to BoNY.

- PART II -

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Effectiveness of Disclosure Controls and Procedures

As of December 31, 2023, the management of the Bank, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).

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

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements,

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

Based on this assessment, our management concluded that, as of December 31, 2023, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2023 has been audited by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited) an independent registered public accounting firm, as stated in their report which is included further below in this annual report on Form 20-F.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Banco BBVA Argentina S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Banco BBVA Argentina S.A.’s (the Bank) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes, and our report dated April 17, 2024 expressed an unqualified opinion thereon.

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

April 17, 2024

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees

Below is a summary of the fees paid by us to our independent external auditors for the years ended December 31, 2023 and 2022:

	2023	2022
	(in millions of pesos)
Audit fees	1,005.23	800.20
Audit-related fees	9.56	2.24
Tax fees	—	—
All other fees	—	—

Total fees	1,014.79	802.44

Audit fees are fees for professional services performed by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited) during 2023 and 2022, for the audit and limited review of the Bank’s annual and quarterly financial statements and services that are normally provided in connection with statutory and regulatory filings. Audit-related fees consist of fees for assurance and related services performed by Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited) that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported as Audit fees. The Bank has approved policies and procedures for pre-approving all non-audit work that would be performed by the Bank’s external auditor. Specifically, the policies and procedures prohibit an accounting firm, including the Bank’s external auditor, from performing any services for the Bank or its subsidiaries without the prior approval of the Audit Committee.

Services

Since April 2022, Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited), has acted as the Bank’s external auditor. Its appointment was approved by the ordinary and extraordinary shareholders’ meetings held on April 29, 2022.

The ordinary and extraordinary shareholders’ meetings held on April 28, 2023 designated Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited) as the Bank’s external auditor for the fiscal year 2023.

The firm Pistrelli, Henry Martin y Asociados S.R.L. (Member of Ernst & Young Global Limited) has its domicile at 25 de mayo 487 (C1002ABI), City of Buenos Aires, Argentina and is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, under Volume 1, Page 13.

ITEM 16D. EXEMPTIONS FROM LISTING REQUIREMENTS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

The CNV passed in May 2012 and in September 2013. General Resolution No. 606/12 (“GR 606/12”) and General Resolution No. 622/13 (“GR 622/13”), respectively, which set forth the corporate governance requirements which companies that publicly offer shares representing their capital stock in Argentina must adopt. Moreover, since December 2012, the Bank has a new corporate governance code (Código de Gobierno Societario, hereinafter the “CGS”) in accordance with Communication “A” 5201 and Communication “A” 6639, as amended, Communication “A” 7100 of the Central Bank, General Resolution No. 797/19 and the Recommendations Guide for the corporate governance code report 2022 from the CNV.

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

Standards for Evaluating Director Independence

NYSE Section 303A.02 establishes general standards to evaluate directors’ independence (and no director qualifies as “independent” unless the board of directors affirmatively determines that such director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company)), and emphasizes that the concern is independence from management. The board of directors is also required, on a case-by-case basis, to express an opinion with regard to the independence or lack of independence, of each individual director.

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

Compensation Committee

Under NYSE Section 303A.05(a), listed companies have to have a compensations committee comprised entirely of independent directors, Under NYSE Section 303A.05(b), the compensations committee shall have a written charter establishing certain minimum responsibilities as set forth in NYSE Section 303A.05(b)(i). In addition, amendments approved by the NYSE in January 2013 require the charter to specify the rights and responsibilities of the compensation committee regarding the authority to retain advisers and to provide funding for such advisers. Certain specified factors must be considered regarding such advisers’ independence from management. GR 622/13 also requires for companies which publicly offer their securities to have a compensation committee.

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

Law No. 26,831 as modified by the Law No. 27,440 required additional information that companies must include in their annual reports, including information relating to the decision-making organization (corporate governance), the company’s internal controls system, rules for director and manager compensation, stock-options, and any other compensation system applicable to Board members and managers. Law No. 26,831 does not address the remaining issues included in NYSE Section 303A.09. However, all relevant information sent by the Bank to the CNV is forwarded to the CNV through the CNV’s Financial Reporting Highway and may be viewed on the CNV’s website.

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

Code of Ethics

NYSE Section 303A.10 provides for the adoption of a Code of Business Conduct and Ethics and sets out the topics that such code must contain. BBVA Argentina’s Board approved on December 18, 2003, as amended on August 25, 2015 and May 31, 2022, the “Code of Conduct of BBVA Argentina and its group of companies in Argentina”, which applies to all management and employees, with no exceptions, the English translation of which is available to the public on BBVA Argentina’s website. See “Item 16B. Code of Ethics” above, BBVA Argentina believes that its Code of Conduct complies with NYSE requirements.

Certifications by the CEO

NYSE Section 303A.12(a) provides that the CEO shall on a yearly basis certify to NYSE that he/she knows of no violation by the company of NYSE Sections relating to corporate governance. No such certification is required by Argentine law or our Bylaws.

Notification of Non-fulfilment

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management

Risk Management and Strategy

Cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program provides a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of services provided by third-party service providers, and is designed to facilitate coordination across different departments in the handling of such cybersecurity threats and incidents. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat, including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies. Our cybersecurity risk management program is regularly updated to align with industry best practices established by internationally accepted security standards and its effectiveness in mitigating the risks that the Bank is exposed to is periodically assessed.

Cybersecurity is not only a strategic priority, but also one of the main elements in the digital transformation of the Bank. Our Corporate Security Area is responsible for ensuring adequate information security management by establishing security policies, procedures and controls that bolster the security of our infrastructures, digital channels and payment methods following a holistic and threat intelligence-led approach, where a program has been designed for each of the four fundamental pillars of our security strategy: cybersecurity, data protection, physical security and security in business processes and fraud management, with the aim to reduce the risks identified in the risk taxonomy defined by the Group.

As cyberattacks evolve and become more sophisticated, the Bank has strengthened its prevention and monitorization efforts. During the past few years, cybersecurity and information security measures have been reinforced with the aim to ensure an adequate protection of our information and the assets supporting business processes, Security measures adopted in the past few years include measures intended to: (i) ensure end-to-end protection of business processes, considering logical and physical security, privacy and fraud management concerns, (ii) ensure compliance with the security and privacy by design principles; and (iii) improve client access control and authentication services related to online services, from a security and user experience perspective, including by enhancing the use of facial biometrics and advanced analytics models.

Further, system monitoring capabilities, as well as incident prevention, detection and response capabilities have also been strengthened through the use of integrated information sources, improved analytical capabilities and automated platforms, improving information security management from a preventive and proactive approach.

The Bank routinely reviews, reinforces and tests its security processes and procedures through simulation exercises in the areas of physical security and digital security. Specialized teams periodically perform security technical tests in order to detect and correct possible security vulnerabilities. These tests include technical tests of technological platforms as well as malicious users’ simulated attacks performed by the “red team”. The outcome of such exercises is a fundamental part of a feedback process designed to improve the cybersecurity strategies.

We continuously carry out training and awareness initiatives related to security and privacy, promoting training and awareness campaigns for our employees, clients and society, through our app, online channels and social networks. Some of the topics covered include protection of personal information, secure password management, device protection (laptops, smartphones, etc.), social engineering (phishing, smishing, vishing), malware and other technical attacks detection, detection of scams, security on online purchases and how to react if there is a security incident.

The Global and Local Computer Emergency Response Team (CERT) are the first line of detection and response to cyberattacks aimed at users and infrastructure. The Global and Local CERT operate 24x7 and provide services with operation lines dedicated to fraud and cybersecurity.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

Governance

Our Board of Directors has overall oversight responsibility for our risk management, and is assisted by the Information Technology Committee in the oversight of technological risk and cybersecurity management and in monitoring the technological and cybersecurity strategy. This Committee is one of the main elements of our risk management governance model. It is responsible for the oversight of our technological and cybersecurity strategies, being informed, every three months, by the Chief Security Officer (“CSO”) of the performance and of any incidents that may arise.

Further, our Corporate Security Area and the Risk Control Area is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our CSO, who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents.

- PART III -

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of the financial statements filed as a part of this annual report.

ITEM 19. EXHIBITS

•	Index to Consolidated Financial Statements:

•	Index to Exhibits:

Exhibit Number	Description

1.1	Amended and Restated Bylaws (Estatutos) of Banco BBVA Argentina S.A. (*)

1.2	English translation of the Amended and Restated Bylaws (Estatutos) of Banco BBVA Argentina S.A. (*)

2.1	Description of Registrant’s Securities Registered under Section 12 of the Exchange Act

8.1	Subsidiaries of the Company

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Certification by CEO and CFO pursuant to Section 1350, as adapted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002

97	Remuneration Recoupment Policy

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(*)	Incorporated by reference to BBVA Argentina’s annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 12, 2022.

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

Date: April 17, 2024

BANCO BBVA ARGENTINA S.A. CONSOLIDATED FINANCIAL STATEMENTS, DECEMBER 31, 2023

Banco BBVA Argentina S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Banco BBVA Argentina S.A.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Banco BBVA Argentina S.A. (the Bank) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 17, 2024, expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on the Bank’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

F-1

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Impairment of financial assets
Description of the matter
As of December 31, 2023, the Bank’s allowances related to financial assets at amortized cost and at fair value through other comprehensive income were 97,086 million of Argentine Pesos as disclosed in Note 8 to the consolidated financial statements. As discussed in Notes 2.3.4.g) and 7 to the consolidated financial statements, the Bank recognized an allowance for credit losses using an expected credit loss (ECL) model. The recognition and measurement of ECL is complex and involves the use of significant analysis and estimation, including formulation and incorporation of forward-looking economic conditions into the ECL model.
Auditing the allowance for credit losses related to financial assets at amortized cost and at fair value through other comprehensive income involved subjective and complex auditor judgment as well as specialized skills and knowledge due to the inherent complexity of the models, including the models and significant assumptions used to estimate the probability of default (PD), exposure at default (EAD) and loss given default (LGD); the significant assumptions and judgments with respect to the forward-looking information that could be affected by future economic conditions and the maintenance of updated and accurate relevant data elements. The variations in model methodology, underlying assumptions and judgments in the calculation of allowance for credit losses could have a material effect on its measurement.
How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Bank’s ECL process. The controls we tested included, among others, controls over management’s review of data, models and assumptions used to calculate the ECL.

F-2

Our audit procedures, in which we involved professionals with specialized skills and knowledge, included, among others, assessing whether the methodology and assumptions used to estimate ECL are consistent with the requirements of IFRS, the Bank’s own historical data and industry standards; evaluating the models used in calculating the PD, EAD and LGD and assessing the methodologies used and the assumptions incorporated into the models by management by inspecting the model documentation and the recalculation of ECL for a sample of collective models, evaluating management’s forecasting and comparing management’s forward-looking information to independently estimate of future economic conditions and publicly available information; and testing the accuracy of underlying relevant data elements for a sample of loans by comparing them to contractual documentation. We also assessed the adequacy of the allowance for credit losses financial statement disclosures.
/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global Limited
We have served as the Bank’s auditor since 2022.
City of Buenos Aires, Argentina
April 17, 2024

F-3

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Banco BBVA Argentina S.A.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flow of Banco BBVA Argentina S.A. and its subsidiaries (the Company) for the year ended December 31, 2021 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flow for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.
/s/ KPMG
We have served as the Company’s auditor from 2017 to 2021
Buenos Aires, Argentina
April 17, 2024

F-4

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2023 AND 2022
(in thousands of Argentine pesos in constant currency – Note 2.1.5.)

	Notes	December 31, 2023	December 31, 2022

ASSETS

CASH AND CASH EQUIVALENTS	4	1,142,679,367	922,374,620

FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS		240,052,522	101,495,702
Debt securities	5.1.	226,082,874	79,470,642
Derivatives	5.2.	10,001,900	7,063,310
Equity instruments	5.3.	3,967,748	14,961,750

FINANCIAL ASSETS AT AMORTIZED COST		3,431,682,657	2,695,838,377
Loans and advances to government sector		145,208	4,356
Loans and advances to Central Bank		—	28,132
Loans and advances to financial institutions	6.1.	15,451,444	13,177,999
Loans and advances to customers	6.2.	1,959,900,738	2,219,869,638
Reverse repurchase agreements	6.3.	1,201,149,144	163,404,615
Debt securities	6.4.	83,823,214	117,766,716
Other financial assets	6.5.	171,212,909	181,586,921

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		843,869,573	1,922,420,488
Debt securities	10.1.	841,884,579	1,922,232,187
Equity instruments	10.2.	1,984,994	188,301

INVESTMENT IN JOINT VENTURES AND ASSOCIATES	12	12,366,232	10,797,712

TANGIBLE ASSETS		358,370,632	360,738,833
Property and equipment	13.1.	298,217,768	299,274,663
Investment properties	13.2.	60,152,864	61,464,170

INTANGIBLE ASSETS	14	33,137,494	29,949,642

INCOME TAX ASSETS		3,006,156	4,854,415
Current	11.1.	160,343	120,536
Deferred	11.3.	2,845,813	4,733,879

OTHER ASSETS	15	44,091,677	29,285,976

NON-CURRENT ASSETS HELD FOR SALE	16	852,195	700,909

TOTAL ASSETS		6,110,108,505	6,078,456,674

The accompanying explanatory notes are an integral part of these consolidated financial statements.

F-
5

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2023 AND 2022
(in thousands of Argentine pesos in constant currency – Note 2.1.5.) (cont.)

	Notes	December 31, 2023	December 31, 2022
LIABILITIES

FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		12,475,553	1,041,154
Derivatives	17.1	2,145,218	1,041,154
Trading liabilities	17.2.	10,330,335	—

FINANCIAL LIABILITIES AT AMORTIZED COST		4,128,571,787	4,522,599,338
Bank loans	18.1.	28,189,967	61,886,118
Deposits from government sector		34,033,530	30,144,496
Deposits from financial institutions		2,573,134	1,058,807
Deposits from customers	18.2.	3,602,699,996	4,060,109,133
Other financial liabilities	18.3.	448,258,450	368,805,430
Debt securities issued	19	12,816,710	595,354

PROVISIONS	20	20,723,763	26,997,156

INCOME TAX LIABILITIES		210,542,533	35,892,527
Current	11.2.	192,166,838	22,570,939
Deferred	11.3.	18,375,695	13,321,588

OTHER LIABILITIES	21	323,018,173	366,501,441

TOTAL LIABILITIES		4,695,331,809	4,953,031,616

EQUITY
Share capital	22	612,710	612,710
Share premium		6,744,974	6,744,974
Inflation adjustment to share capital and premium		410,521,467	410,521,467
Reserves		951,054,746	845,745,065
Accumulated loss		(169,590,830)	(143,262,513)
Accumulated other comprehensive income		197,465,547	(11,762,763)

Equity attributable to owners of the Bank		1,396,808,614	1,108,598,940
Non-controlling interests		17,968,082	16,826,118

TOTAL EQUITY		1,414,776,696	1,125,425,058

TOTAL LIABILITIES AND EQUITY		6,110,108,505	6,078,456,674

The accompanying explanatory notes are an integral part of these consolidated financial statements.

F-
6

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(in thousands of Argentine pesos in constant currency – Note 2.1.5., except earnings per share)

	Notes	December 31, 2023	December 31, 2022	December 31, 2021
Interest income	24.1.	3,183,946,656	1,959,831,229	1,302,749,523
Interest expense	24.2.	(1,556,714,282)	(904,731,293)	(554,488,203)

NET INTEREST INCOME		1,627,232,374	1,055,099,936	748,261,320

Fee and commission income	25	254,342,658	247,043,990	243,282,464
Fee and commission expense	26	(115,387,309)	(101,484,112)	(99,715,262)
(Losses) Gains on financial assets and liabilities at fair value through profit or loss, net	27	(20,692,983)	46,405,880	24,403,483
Gains (Losses) on derecognition of financial assets not measured at fair value through profit or loss, net	28	40,590,622	902,916	(741,855)
Exchange differences, net	29	210,110,057	25,152,175	33,603,095
Other operating income	30	67,247,917	65,900,311	49,716,559
Other operating expenses	31	(262,604,959)	(192,201,583)	(164,374,167)

GROSS INCOME		1,800,838,377	1,146,819,513	834,435,637

Administrati ve costs		(497,566,179)	(423,883,000)	(386,672,961)

Personnel benefits	32	(248,430,523)	(212,043,186)	(190,336,033)
Other administrative expenses	33	(249,135,656)	(211,839,814)	(196,336,928)
Depreciation and amortization	34	(28,677,320)	(34,171,257)	(33,858,994)
Impairment of financial assets		(133,602,042)	(98,632,380)	(77,479,161)
Loss on net monetary position	2.1.5.	(828,823,310)	(416,046,365)	(251,297,163)

NET OPERATING INCOME		312,169,526	174,086,511	85,127,358

Shared of profit or loss of entities accounted using the equity method		1,156,636	(1,452,699)	(341,086)

PROFIT BEFORE TAX		313,326,162	172,633,812	84,786,272

Income tax (expense) benefit	11.4.	(156,070,330)	7,859,103	(28,034,559)

PROFIT FOR THE YEAR		157,255,832	180,492,915	56,751,713

Attributable to owners of the Bank		156,858,600	183,235,202	57,012,016
Attributable to non-controlling interest		397,232	(2,742,287)	(260,303)

EARNINGS PER SHARE

Basic earnings per share (in pesos)	3	256.0079	299.0569	93.0489
Diluted earnings per share (in pesos)	3	256.0079	299.0569	93.0489
The accompanying explanatory notes are an integral part of these consolidated financial statements.

F-
7

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(in thousands of Argentine pesos in constant currency – Note 2.1.5.)

	December 31, 2023	December 31, 2022	December 31, 2021
Profit for the year	157,255,832	180,492,915	56,751,713

Items that are or may be reclassified to profit or loss

Profit or loss for financial instruments at fair value through Other comprehensive income (FVOCI)
Profit (Loss) for the year for financial instruments at FVOCI	328,019,623	(41,197,640)	(5,928,564)
Adjustment for reclassifications for the year	(34,816,740)	(847,700)	649,075
Related income tax	(84,922,739)	(2,222,546)	(15,926,656)

	208,280,144	(44,267,886)	(21,206,145)

Share in Other Comprehensive income (OCI) from investees at equity method
Profit (Loss) for the year for the share in OCI from associates at equity-method	—	339,486	(21,613)

	—	339,486	(21,613)

Items that will not be reclassified to profit or loss

Fair value changes for equity instruments at FVOCI
Profit (Loss) for the year for equity instruments at FVOCI	1,623,428	(7,408)	13,369

	1,623,428	(7,408)	13,369

Other comprehensive income (loss), net of tax	209,903,572	(43,935,808)	(21,214,389)

Total comprehensive income for the year	367,159,404	136,557,107	35,537,324

Total comprehensive (loss) income:
Attributable to owners of the Bank	366,086,910	139,299,433	35,797,627
Attributable to non-controlling interests	1,072,494	(2,742,326)	(260,303)
The accompanying explanatory notes are an integral part of these consolidated financial statements.

F-
8

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023
(in thousands of Argentine pesos in constant currency, except dividends per share – Note 2.1.5.)

				Other comprehensive income		Reserves
Transactions	Share capital	Share premium	Inflation adjustment to share capital and premium	Fair value reserve	Share of OCI from associates and joint ventures	Legal reserve	Other reserves	Accumulated loss	Total equity atributable to owners of the Bank	Non- controlling interest	Total equity
Balances at December 31, 2022	612,710	6,744,974	410,521,467	(11,765,538)	2,775	298,872,878	546,872,187	(143,262,513)	1,108,598,940	16,826,118	1,125,425,058

Total comprehensive income for the year
- Profit for the year	—	—	—	—	—	—	—	156,858,600	156,858,600	397,232	157,255,832
- Other comprehensive income for the year	—	—	—	209,228,310	—	—	—	—	209,228,310	675,262	209,903,572

Distribution of retained earnings as per the Shareholders’ Meeting held on April 28, 2023 (Note 41)
Legal reserve	—	—	—	—	—	36,637,383	—	(36,637,383)	—	—	—
Other reserves	—	—	—	—	—		146,549,534	(146,549,534)	—	—	—

Distribution of dividends, approved by the Shareholders’ Meeting held on April 28, by the BCRA on May 31 and at the Board of Directors’ meeting held on June 7, 2023 (Note 41)
Dividends in kind and cash (1)							(77,877,236)		(77,877,236)		(77,877,236)
Subsidiary capital increase (Note 2.2.)	—	—	—	—	—	—	—	—	—	69,470	69,470

Balances at December 31, 2023	612,710	6,744,974	410,521,467	197,462,772	2,775	335,510,261	615,544,485	(169,590,830)	1,396,808,614	17,968,082	1,414,776,696

(1)	Dividends per share amounts to pesos 58.05 (in nominal values)
The accompanying explanatory notes are an integral part of these consolidated financial statements.

F-
9

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022
(in thousands of Argentine pesos in constant currency – Note 2.1.5.)

				Other comprehensive income		Reserves
Transactions	Share capital	Share premium	Inflation adjustment to share capital and premium	Fair value reserve	Share of OCI from associates and joint ventures	Legal reserve	Other reserves	Accumulated loss	Total equity atributable to owners of the Bank	Non- controlling interest	Total equity
Balances at December 31, 2021	612,710	6,744,974	410,521,467	32,509,717	(336,711)	275,008,659	451,415,311	(207,176,620)	969,299,507	19,537,904	988,837,411

Total comprehensive income for the year
- Profit (Loss) for the year	—	—	—	—	—	—	—	183,235,202	183,235,202	(2,742,287)	180,492,915
- Other comprehensive income for the year	—	—	—	(44,275,255)	339,486	—	—	—	(43,935,769)	(39)	(43,935,808)

Distribution of retained earnings as per the Shareholders’ Meeting held on April 29, 2022 (Note 41)
Legal reserve	—	—	—	—	—	23,864,219		(23,864,219)	—	—	—
Other reserves	—	—	—	—	—	—	95,456,876	(95,456,876)	—	—	—

Other net increases	—	—	—	—	—	—		—	—	30,540	30,540

Balances at December 31, 2022	612,710	6,744,974	410,521,467	(11,765,538)	2,775	298,872,878	546,872,187	(143,262,513)	1,108,598,940	16,826,118	1,125,425,058

The accompanying explanatory notes are an integral part of these consolidated financial statements.

F-1
0

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021
(in thousands of Argentine pesos in constant currency, except dividends per share – Note 2.1.5.)

				Other comprehensive income		Reserves
Transactions	Share capital	Share premium	Inflation adjustment to share capital and premium	Fair value reserve	Share of OCI from associates and joint ventures	Legal reserve	Other reserves	Accumulated loss	Total equity atributable to owners of the Bank	Non- controlling interest	Total equity
Balances at December 31, 2020	612,710	6,744,974	410,521,467	53,715,862	(328,467)	275,008,659	816,352,908	(533,665,982)	1,028,962,131	19,798,207	1,048,760,338

Total comprehensive income for the year
- Profit (Loss) for the year	—	—	—	—	—	—	—	57,012,016	57,012,016	(260,303)	56,751,713
- Other comprehensive income for the year	—	—	—	(21,206,145)	(8,244)	—	—	—	(21,214,389)	—	(21,214,389)

Distribution of retained earnings as per the Shareholders’ Meeting held on April 20, 2021
Cash dividends (1)	—	—	—	—	—	—	(54,517,622)	—	(54,517,622)	—	(54,517,622)
Accumulated loss absorption	—	—	—	—	—	—	(269,477,346)	269,477,346	—	—	—
Distribution of retained earnings as per the Shareholders’ Meeting held on November 3, 2021
Cash dividends (2)	—	—	—	—	—	—	(40,942,629)	—	(40,942,629)	—	(40,942,629)

Balances at December 31, 2021	612,710	6,744,974	410,521,467	32,509,717	(336,711)	275,008,659	451,415,311	(207,176,620)	969,299,507	19,537,904	988,837,411

(1)	Dividends per share amounts to pesos 11.424653 (in nominal values)
(2)	Dividends per share amounts to pesos 10.608606 (in nominal values)
The accompanying explanatory notes are an integral part of these consolidated financial statements.

F-1
1

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(in thousands of Argentine pesos in constant currency – Note 2.1.5.)

Accounts	December 31, 2023	December 31, 2022	December 31, 2021
Cash flow from operating activities

Profit before tax	313,326,162	172,633,812	84,786,272

Adjustments and other non-cash items	(1,113,211,430)	(259,692,274)	88,882,684
Depreciation and amortization	28,677,320	34,171,257	33,858,994
Net impairment loss of financial assets	133,602,042	98,632,380	77,479,161
Accrued interest	(1,626,862,052)	(1,058,378,324)	(754,086,510)
Exchange rate	(572,860,171)	(3,774,581)	139,724,762
Inflation effect on cash and cash equivalents balances	884,332,142	646,366,610	558,457,873
Gain on sale of Prisma Medios de Pagos S.A. (see Note 5.3.)	—	(1,557,976)	—
Put option - Prisma Medios de Pagos S.A.	—	—	7,170,021
Remeasurement - Prisma Medios de Pagos S.A.	—	—	8,999,481
Other adjustments	39,899,289	24,848,360	17,278,902

Net increases (decreases) in operating assets:	415,615,714	(344,318,816)	(97,154,470)
Financial assets at fair value through profit or loss (FVTPL)	(138,556,820)	(55,167,052)	21,917,821
Financial assets at amortized cost
Other financial assets	10,024,373	(9,314,120)	67,864,211
Loans and advances to financial institutions	(1,099,968)	11,746,102	(10,519,980)
Loans and advances to customers	181,928,917	(53,519,749)	171,838,433
Loans and advances to government sector	(140,852)	131	194
Loans and advances to central bank	28,132	(28,132)	—
Reverse repurchase agreements	(1,029,651,789)	667,251,433	(385,498,982)
Debt securities	33,943,502	2,689,055	(120,456,524)
Financial assets at fair value through other comprehensive income	1,373,377,226	(950,997,862)	149,321,168
Other assets	(14,237,007)	43,021,378	8,379,189

Net increases (decreases) in operating liabilities:	(575,987,747)	(323,960,717)	(158,655,458)
Financial liabilities at amortized cost
Deposits from financial institutions	1,514,327	(259,333)	(6,571,258)
Deposits from customers	(465,084,598)	(198,130,647)	(113,465,802)
Deposits from government sector	3,920,504	(50,167,375)	28,769,808
Repurchase agreements	(5,388,624)	2,504,428	(1,410,511)
Financial liabilities at FVTPL	11,434,399	(864,864)	178,322
Other financial liabilities	(122,383,755)	(77,042,926)	(66,156,017)

Income tax paid	(7,061,720)	(5,060,942)	(22,784,345)

Interest received	3,119,468,018	1,971,825,837	1,322,928,612
Interest paid	(1,550,919,465)	(859,480,878)	(537,831,183)

Total cash flows (used in)/generated by operating activit ies	601,229,532	351,946,022	680,172,112

The accompanying explanatory notes are an integral part of these consolidated financial statements.

F-1
2

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(in thousands of Argentine pesos in constant currency – Note 2.1.5.) (cont.)

Accounts	December 31, 2023	December 31, 2022	December 31, 2021
Cash flows from investing activities

Payments:	(44,158,709)	(88,096,067)	(48,788,435)
Purchase of property and equipment, intangible assets and other assets	(42,148,338)	(51,101,699)	(48,788,435)
Other payments related to investment activities	(2,010,371)	(36,994,368)	—

Collections:	1,163,486	3,540,447	14,519,378
Dividends received	1,163,486	3,540,447	14,519,378

Total cash flows used in investing activities	(42,995,223)	(84,555,620)	(34,269,057)

Cash flows from financing activities

Payments:	(41,445,704)	(28,212,668)	(15,747,223)
Dividends	(278,328)	(8,024,881)	—
Debt security payments - Capital	(565,420)	(2,327,802)	(6,745,140)
Debt security payments - Interest	—	—	(504,322)
Payment of lease liabilities	(6,227,606)	(6,673,616)	(8,497,761)
Financing by local financial institutions	(34,374,350)	(11,186,369)	—

Collections:	14,988,113	1,717,145	—
Debt securities issued - Capital	14,153,869	—	—
Other collections related to financing activities	834,244	1,717,145	—

Total cash flows used in financing activities	(26,457,591)	(26,495,523)	(15,747,223)

Effect of exchange rate changes on cash and cash equivalents	572,860,171	3,774,581	(139,724,762)
Inflation effect on cash and cash equivalents	(884,332,142)	(646,366,610)	(558,457,873)

Total changes in cash and cash equivalents	220,304,747	(401,697,150)	(68,026,803)

Cash and cash equivalents at the beginning of the year (Note 4)	922,374,620	1,324,071,770	1,392,098,573

Cash and cash equivalents at the end of the year (Note 4)	1,142,679,367	922,374,620	1,324,071,770

The accompanying explanatory notes are an integral part of these consolidated financial statements.

F-1
3

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos) (cont.)

1. General information
1.1. Information on Banco BBVA Argentina S.A.
Banco BBVA Argentina S.A. (hereinafter “BBVA Argentina”, the “Bank” or the “Entity”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 243 national branches.
Since December 1996, BBVA Argentina is controlled by Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, “BBVA Group” or the “controlling entity”), which directly and indirectly owned 66.55% of the share capital of the Bank as of December 31, 2023.
These Consolidated Financial Statements relate to the Bank and its subsidiaries (collectively, the “Group”). The Bank’s subsidiaries are detailed in Note 2.2.
Part of the Bank’s share capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.
1.2. Evolution of the macroeconomic situation and the financial and capital systems
In recent years, the Argentine financial market has observed a prolonged period of volatility in the market values of public and private financial instruments, including a high level of country risk, an increase in the official exchange rate between the Argentine peso and the US dollar, an increase in interest rates and a significant acceleration in inflation (see note 2.1.5. Unit of measurement).
Particularly, with regards to the exchange rate with the US dollar, since the end of 2019, the gap between the official price of the US dollar (mainly used for foreign trade) has widen significantly compared to the alternative exchange rate arising from stock exchange transactions having reached maximum peaks close t
o 200%.
As of the date of issuance of these financial statements, the aforementioned gap amounts to approximately
 20%.
National public debt has been subject to several restructuring processes, including various voluntary exchanges and agreements reached with the so-called
Paris Club and the International Monetary Fund.
On December 10, 2023, a new national government took office and issued a series of emergency measures. Among the new government main objectives are to pursue, among others, regulatory flexibility in economic matters and a reduction of the fiscal deficit mainly through a reduction in spending, including a reduction of different types of subsidies. Likewise, there was a devaluation of the Argentine peso close to

55
%
with respect to the US dollar, which has resulted in an acceleration of inflation, with interannual inflation measured from the national consumer price index (CPI) published by the National Institute of Statistics and Census (INDEC, as per its Spanish acronym) amounting to

287.9
%
as of the date of issuance of these financial statements.
The comprehensive program pursued by the new national government includes reforms in the economy, justice, foreign relations and infrastructure areas, among others. On December 20, 2023, through the Decree of Necessity and Urgency No. 70/2023, the government launched a significant amount of reforms. However, different actors have requested various protections or requests for unconstitutionality to stop its application.
Additionally, the national and international macroeconomic context generates a certain degree of uncertainty regarding its future evolution with regard to the level of economic recovery to global level.
For all of the above, the Entity’s Management permanently monitors the macro and local environment to determine the actions to adopt and identify potential impacts on the Entity’s assets and financial situation, which could be reflected in the financial statements of future periods.

F-1
4

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

2. Basis for the presentation of the consolidated financial statements and applicable accounting standard
2.1. Basis for preparation
2.1.1. Applicable accounting standards
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”).
The consolidated financial statements for the year ended December 31, 2023, were authorized for issue on April 17, 2024.
2.1.2. Figures stated in thousands of pesos
Amounts in these consolidated financial statements are presented in thousands of Argentine pesos in terms of purchasing power as of December 31, 2023 and are rounded to the nearest amount in thousands of pesos.
It should also be noted that the Entity and its subsidiaries, consider the Argentine peso as their functional and presentation currency.
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
2.1.4. Comparative information
The Statement of Financial Position as of December 31, 2023 is comparatively presented with data as of prior year-end,
while the Statements of Profit or Loss, Comprehensive Income, Changes in Equity, and Cash Flows, are comparatively presented with data for the years ended December 31, 2022 and 2021.
The figures of comparative information have been restated in order to consider the changes in the general purchasing power of the currency and, as a result, are stated in the measuring unit current as of the end of the reporting period (see “Measuring unit” below).
2.1.5. Measuring unit
These consolidated financial statements as of and for the year ended December 31, 2023 have been restated to be expressed in terms of the measuring unit current as of that date, as set forth in IAS 29.
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

F-1
5

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Due to several macroeconomic factors, three-year inflation was above this figure, while the national government’s targets and other available projections indicate that this trend will not be reversed in the short term. The Argentine economy is considered to be hyperinflationary as from July 1, 2018.
Such restatement should be made as if the economy had always been hyperinflationary, using a general price index that reflects the changes in the purchasing power of the currency. In order to make such restatement, a series of indexes are prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE, as per its Spanish acronym), which combine the domestic consumer price index (CPI) published by the National Institute of Statistics and Census (INDEC, as per its Spanish acronym) as from January 2017 (base month: December 2016) with the domestic wholesale price index (IPIM, as per its Spanish acronym) published by INDEC until such date, computing for November and December 2015, for which the INDEC did not published any information on the variation of the IPIM, the variation of the CPI in the City of Buenos Aires.
Considering the index referred above, inflation for the fiscal years ended December 31, 2023, 2022 and 2021 was 211.41%, 94.79% and 50.94%, respectively.
Below is a description of the main impacts of applying IAS 29 and the restatement process of financial statements:

a)	Description of the main aspects of the statement of financial position restatement process:

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

b)	Description of the main aspects of the statements of profit and loss and other comprehensive income restatement process:

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

ii.	Gain or loss on net monetary position will be classified according to the item that originated it, and is presented in a separate line reflecting the effect of inflation on monetary items.

F-
16

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

c)	Description of the main aspects of the statement of changes in shareholders’ equity restatement process:

i.	As of the transition date, the Entity has applied the following procedures:

a)	Equity items, except for those stated below, are restated as from the date on which they were subscribed for or paid-in.

b)	Reserves, including the reserve for first time application of IFRS, were maintained at their nominal value as of the transition date (non-restated legal amount).

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

2.2. Basis for consolidation
The consolidated financial statements comprise the Entity’s and its subsidiaries’ financial statements (the “Group”) as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021.
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

7

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
Besides,
non-controlling
interests represent the portion of profit or loss and shareholders’ equity that does not belong, either directly or indirectly, to the Entity.
Non-controlling
interests are exposed in these financial statements in a separate line in the Statements of Financial Position, of Profit or Loss, of Comprehensive Income and of Changes in Equity.

As of December 31, 2023, and 2022 and for the years ended December 31, 2023, 2022 and 2021, the Entity has consolidated its financial statements with the financial statements of the following companies:

Subsidiaries	Registered Office	Province	Country	Main Business Activity
Volkswagen Financial Services Cía. Financiera S.A.	Av. Córdoba 1 1 1 , 30th floor	City of Buenos Air es	Argentina	Financing
PSA Finance Arg. Cía. Financiera S.A.	Carlos María Della Paolera 26 5 , 22nd floor	City of Buenos Air es	Argentina	Financing
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (1)	Av. Córdoba 111, 22nd flo o r	City of Buenos Air es	Argentina	Retirement and Pension Fund Manag er
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Av. Córdoba 1 1 1 , 30th floor	City of Buenos Air es	Argentina	Mutual Funds Manageme nt

(1)
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (“Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”)
: a corporation incorporated under the laws of
Argentina
undergoing
liquidation
proceedings. On December 4, 2008, Law 26,425 was enacted, providing for the elimination and replacement of the capitalization
regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you
go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office
(ANSES, as per its Spanish acronym) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed a lawsuit for damages against the Argentine government under case No. 40.437/2010. The lawsuit was ratified by BBVA Banco Francés in its capacity as the Company’s majority shareholder. On July 1, 2021, a decision rejecting the claim was issued. On August 9, 2022, Room I of the Federal Court of Appeals in Contentious and Administrative Matters ratified the trial court decision. On August 25, 2022, a federal extraordinary appeal was filed against the abovementioned resolution, which was partially accepted in regard to the federal issue at stake and rejected the request

F-
18

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

concerning the grounds of arbitrariness through the court decision dated September 15, 2022. Considering the partial rejection, an appeal was filed with the Argentine Supreme Court of Justice on September 21, 2022. As of the date of issuance of these financial statements, neither the outcome of the legal process referred to above nor the final assessment of the case by the Argentine Supreme Court of Justice can be estimated. Similarly, in the hypothetical event of a rejection, all or part of the legal costs may be imposed on Consolidar AFJP S.A. (undergoing liquidation proceedings) and the assets of such entity were insufficient to bear them, the Bank would bear these expenses, reserving the right to recover the proportional part related to the remaining shareholder.
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, the Entity’s interest in its consolidated companies was as follows:

Subsidiaries	Shares		Interest held by the Entity		Non-controlling Interests
	Type	Number	% of Total Shares	% of Total Votes	% of Total Shares	% of Total Votes
Volkswagen Financial Services Cía. Financiera S.A. (1)	Common	897,000,000	51.00%	51.00%	49.00%	49.00%
PSA Finance Arg. Cía. Financiera S.A. (2) (3)	Common	52,178	50.00%	50.00%	50.00%	50.00%
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.(undergoing liquidation proceedings) (4)(5)	Common	127,037,593	53.89%	53.89%	46.11%	46.11%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión (6)	Common	242,524	100.00%	100.00%	0.00%	0.00%

(1)
As of December 31, 2023 and 2022 total assests of Volkswagen Financial Services Compañia Financiera S.A. were 70,652,055 and 98,063,582, total liabilities were 48,004,597 and 76,997,973, total Equity attributable to the owners of the Bank were 11,550,203 and 10,743,461, total Equity attributable to non-controlling interests were 11,097,255 and 10,322,148, total comprehensive income (loss) for the year Attributable to owners of the Bank were 806,714 and (1,996,973)
and total comprehensive income (loss) for the year Attributable to non-controlling interests were 775,078 and (1,918,661)
, respectively.

(2)
As of December 31, 2023 and 2022 total assests of PSA Finance Arg. Cía. Financiera S.A. were 46,124,445 and 61,674,370, total liabilities were 32,636,526 and 48,740,280, total Equity attributable to the owners of the Bank were 6,743,959 and 6,467,045, total Equity attributable to non-controlling interests were 6,743,960 and 6,467,045, total comprehensive loss for the year Attributable to owners of the Bank were 398,368 and 758,209 and total comprehensive loss for the year Attributable to non-controlling interests were 398,368 and 758,209, respectively.

(3)
According to the Shareholders’ Agreement, the Bank controls the entity because it is exposed, or has rights, to variable returns from its continued involvement with the entity and has the ability to direct the relevant activities in order to affect those returns, such as financial and risk management activities, among others.

(4)
As of December 31, 2023 and 2022 total assests of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.(undergoing liquidation proceedings) were 299,283 and 150,886, total liabilities were 24,144 and 70,808, total Equity attributable to the owners of the Bank were 148,272 and 43,153, total Equity attributable to non-controlling interests were 126,867 and 36,925, total comprehensive income (loss) for the year Attributable to owners of the Bank were 23,982 and (76,459) and total comprehensive income (loss) for the year Attributable to non-controlling interests were 20,520 and (65,421), respectively.

(5)
On November 28, 2023, a contribution of 120,000 (150,605 in restated values) was made, which was integrated in cash. The Bank subscribed 64,667 (81,135 in restated values) and Banco Bilbao Vizcaya Argentaria S.A. (BBVA)
55,333 (69,470 in restated values).

(6)
As of December 31, 2023 and 2022 total assests of BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión were 13,768,882 and 14,225,503, total liabilities were 2,374,891 and 2,705,550, total Equity attributable to the owners of the Bank were 11,393,991 and 11,519,953, and total comprehensive income for the year Attributable to owners of the Bank were 7,537,737 and 8,708,915, respectively.

The Board of Directors of the Entity considers that there are no other companies or structured entities that should be included in the consolidated financial statements as of and for the year ended December 31, 2023.
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
Investment funds
A subsidiary of the Bank acts as fund manager of 16 investment funds. The amount of total equity under management accrued as of December 31, 2023 amounts to 1,288,518,885. Determining whether the Bank controls such an investment fund usually focuses on the assessment of the aggregate economic interests of the Bank in the fund (comprising any carried interests and expected management fees) and considers that investors have no right to remove the fund manager without cause. The Bank has concluded that it does not have control over any of these investment funds.

F-
19

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
2.3.2. Foreign currency
Transactions in foreign currencies are translated into the respective functional currency of the Bank at the spot exchange rates published by Argentine Central Bank (the “Central Bank” or “BCRA”) at the date of the transactions.
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

F-
20

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

b)	Classification of financial assets
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
Business model assessment
The Group makes an assessment of the objective of a business model in which an asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•	The stated policies and objectives for the portfolio and the operation of those policies in practice. In particular, if Management focuses on the profit that arises from contractual interests,

•	How the performance of the portfolio is evaluated and reported to the Group’s management,

•	The risks that affect the performance of the business model and how those risks are managed,

•	How managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

F-2
1

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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

F-22

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

d)	Measurement at amortized cost
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

F-23

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

f)	Derecognition of financial assets and liabilities

i)	Financial assets
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

F-2
4

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
New Definition of Default (“NDoD”) (after November 2021)
It will be consider that a default can occur when one or both of the following conditions are met:
a)
Objective Default
: the obligor has material past due balances for more than 90 consecutive days with respect to any credit obligation. Materiality is defined by an absolute threshold (maximum amount of the sum of all past due amounts fixed in local currency at EUR 100 for retail portfolios and EUR 500 for wholesale portfolios) and a relative threshold (percentage reflecting the past due amount in relation to the total amount of all exposures to the obligor included in the balance sheet, excluding equity exposures, fixed at 1% for all portfolios).
b)
Subjective Default
: when there are reasonable doubts about the entity’s ability to pay all of its debt obligations. In addition to an objective default, subjective default takes into account other indicators of probability of default such as a specific credit risk adjustment, forced restructurings, connected clients, clients in bankruptcy, among others.
Historically, the definition of a credit-impaired asset under IFRS 9 has been largely aligned with the definition of default used by the Bank for internal credit risk management. In 2021, the Bank updated its definition of default. Accordingly, it has updated the definition of credit-impaired asset (Stage 3), considering it as a change in accounting estimates, which restores consistency with the definition of default, and ensuring the integration of both definitions in credit risk management. This modification constitutes a change in an accounting estimate and consequently, its impact was recognized prospectively.
As indicated in IFRS 9, expected losses for credit risk are based on
12-month
or lifetime expected losses, depending on whether there is a significant increase in credit risk since initial recognition or not. This evaluation is performed at each month end considering the following criteria:

•
Qualitative
: the evaluation is based on certain indicators, some of which are included in the quantitative analysis through the rating/scoring model or through macroeconomic scenarios, while others are collected through qualitative analysis (irregular investment, watch list, refinancing, among others).

•
Quantitative
: based on the comparison between the current forward-looking probability of default over the life of the transaction and the forward-looking origination probability of default over the life of the transaction, adjusted so that both values represent a valid comparison. A loan will be transferred to Stage 2 when both of the following two conditions occur, comparing current and origination probability of default values:

i) Relative probability of default exceeds a specified threshold.

F-2
5

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

ii) Absolute probability of default exceeds a specific threshold, different from the relative threshold.
The Bank estimates that the abovementioned amendment resulted in an 4,870,975 increase in impaired financial assets. Concerning expected credit losses, the impact of this change is not deemed significant, since most affected transactions were previously classified as Stage 2 and, therefore, their credit risk hedge already included expected credit losses during the transaction lifetime.
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

F-2
6

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
The scope for individual analysis is defined with the following criteria to analyze all clients with at least an asset in default and with total risk above the local threshold (24,000) or with at least an asset on the Watch List (WL) with total risk above the local threshold (64,000), meaning:
a) Stage 3 and Total Risk > 24,000;
b) Stage 2, WL and Total Risk > 64,000.
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

7

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

The characteristics of credit risk may consider, among others, the following factors:

•	Type of instrument.

•	Rating or scoring tools.

•	Type of collateral.

•	Period of time at default for stage 3.

•	Segment.

•	Qualitative criteria which can have a significant increase in risk.
ECL are derived from the following parameters:

•	Probability of Default (PD) : An estimate of the likelihood of default over a given time horizon.

•	Exposure at Default (EAD) : An estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date.

•	Credit Conversion Factors (CCF) : Cash conversion factor is the estimate made on off-balance sheet contractual arrangements to determine the exposure subject to credit risk in the event of a default.

•
Loss Given Default (LGD)
: An estimate of the loss arising on default, based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from any collateral.

In the case of debt securities, the Low Default Portfolio (LDP) methodology that is used has parameters based on external ratings.
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

•
Financial assets measured at FVOCI: no loss allowance is recognised in the statement of financial position because the carrying amount of these assets is their fair value. However, the loss allowance is disclosed and is recognised in the fair value reserve
 (OCI).

h)	Write-off
Loans and debt securities are written off (either partially or in full) when there is no reasonable expectation of recovering the financial asset in its entirety or a portion thereof. This is generally the case when the Group determines that the borrower does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.
This assessment is carried out at the individual asset level.

F-
28

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Recoveries of amounts previously written off are included in ‘impairment of financial assets’ in the Consolidated Statement of Profit or Loss.
Financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

i)	Offsetting
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
The estimated useful lives of significant items of property and equipment are as follows:

•	Buildings: as informed in the technical appraisal corresponding to each one.

F-
29

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

•	Furniture and facilities: 10 years.

•	Equipment: 3-5 years.

•	Automobiles: 5 years.
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
As of December 31, 2023, the Entity had not entered into agreements related to variable lease payments. As of such date, there were no leases that had not yet commenced, pursuant to which the Entity had undertaken commitments, and which enter into force in subsequent years.
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

F-3
0

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
Lease payments included in the measurement of the lease liability include the following items:

•	Fixed payments, including payments that are substantially fixed;

•	Variable payments, which depend on a rate or index, initially measured applying the rate or index as of the lease commencement date;

•	Any amounts expected to be paid as guaranteed residual value;

•	The exercise price of call options, if it is reasonably certain that they will be exercised;

•	Any amounts expected to be paid for renewal periods if it is reasonably certain that the renewal options will be exercised; and

•	Any penalties for early termination, if it is reasonably certain that the contract will be early terminated.
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

F-3
1

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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

F-3
2

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

The provisions recognized by the Group are reviewed at each reporting date and are adjusted to reflect the best estimate available.
2.3.14. Employee benefits

a)	Short-term personnel benefits
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
2.3.15. Share capital, Share premium and Inflation adjustment to share capital and premium
The “Share capital” and “Share premium” accounts are presented at its nominal value, in accordance with current regulations, and the difference with its restated amount is presented in the complementary account “Inflation adjustment to share capital and premium”.
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
Interest income and expenses presented in the Consolidated Statement of profit or loss mainly include interest on:

•	Financial assets and liabilities measured at amortized cost; and

•	Financial assets measured at fair value through OCI

F-3
3

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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

F-3
4

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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

F-3
5

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

•	Note 11 – “Income tax”, regarding availability of future taxable profit against which deferred tax assets may be realized and the effect of the final resolution of uncertain tax positions.

•	Note 20 – “Provisions”, regarding the likelihood, timing and amount of outflow of resources.

•	Note 36 b.3) – “Valuation techniques for Levels 2 and 3”, regarding measurement of the fair value of financial instruments with observable and unobservable inputs, respectively.
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
In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly based on the observability of the necessary inputs to calculate that fair value, defining the following levels:

•
Level
 1
: Financial instruments valued with quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume.

•
Level
 2
: Financial instruments that do not have an active market, but that may be valued through observable market inputs. Observable market inputs should be understood as such assets with market quoted prices that allow to calculate an interest rate curve or determine a credit spread.

•	Level 3 : Valuation using models where variables not obtained from observable market inputs are used.
2.5. Regulatory matters
2.5.1. Regulatory changes introduced during this fiscal year by the IASB
In the fiscal year beginning January 1, 2023, the following amendments to IFRS became effective, which have not had a significant impact on these consolidated financial statements taken as a whole:
Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosures of accounting policies:
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
materiality process” described in Practice Statement 2 has been developed.

F-3
6

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Amendment to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” - Definition of accounting estimates:
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
The amendment to this IAS will be applicable to the extent that the Entity makes a change in any accounting estimate, but it is estimated that it would not have a significant impact on the financial statements.
Amendment to IAS 12 “Income Tax” - Deferred tax related to assets and liabilities arising from a single transaction:
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
2.5.2. Regulatory changes introduced by the SEC
The Enhancement and Standardization of Climate-Related Disclosures for Investors
On March 6, 2024, the Securities and Exchange Commission (SEC) issued the final rule on the Enhancement and Standardization of Climate-Related Disclosures for Investors. This rule mandates the disclosure of information regarding a registrant’s climate-related risks that have materially impacted, or are reasonably likely to have a material impact on, its business strategy, results of operations, or financial condition. The Entity is currently assessing the impact of this rule for disclosure to investors.
2.6. New pronouncements
The standards and interpretations applicable to the Entity, issued but with effective date after the date of these consolidated financial statements are exposed below. The Entity will adopt these standards, if applicable, when they are effective:
a) Amendments to IAS 1: Classification of current and noncurrent liabilities with covenants
In January 2020 and October 2022, the IASB issued amendments to IAS 1 Presentation of Financial Statements specifying the requirements to classify liabilities as current or non-current. The amendments clarify: (i) what it mean by a right to defer settlement; (ii) That a right to defer must exist at the end of the reporting period; (iii) that such classification is unaffected by the likelihood that an entity will exercise its right to defer; (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability do not affect its classification; and (v) disclosures.
The IASB decided that if an entity’s right to defer payment of a liability is subject to an entity’s compliance with the required covenants only at a date subsequent to the reporting period (“future covenants”), the entity has the right to defer payment of the liability even if the entity had not been compliant at the end of the reporting period.
The amendments also clarify that the requirement of the right to exist at the end of the reporting period applies to covenants that the entity must comply with at the reporting date or earlier, regardless of whether compliance is evidenced at that date or at a later date. These amendments will be effective for fiscal years starting on or after January 1, 2024. The Entity does not expect that those amendments have significant impact on the financial statements.
b) Amendment to IFRS 16 – Lease liability in a sale and leaseback
In September 2022, the IASB issued amendments to IFRS 16, specifically on the requirements that a lessee-seller uses to measure the lease liability arising in a sale and leaseback transaction, to ensure that the lessee-seller does not recognize any amount of gain or loss that relates to the right-of-use. The application of these requirements will not prevent the lessee-seller from recognizing, in profit or loss, any gain or loss related to the partial or total termination of a lease. The amendment does not prescribe specific measurement requirements for lease liabilities arising from a subsequent lease. The initial measurement of lease liabilities arising from a subsequent lease may result in the seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments. The seller-lessee should develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. These amendments are effective from January 1, 2024. The Entity does not expect that those amendments have significant impact on the financial statements.
c) Amendments to IAS 7 and IFRS 7 - Disclosures: Supplier Finance Arrangements
In May 2023, the IASB issued amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures”, which specify the information requirements to be disclosed to enhance the current requirements, the purpose of which is helping financial statement users to understand the effects of supplier finance agreements on the entity’s liabilities, cash flows and exposure to liquidity risk.
These amendments require an entity to provide information about the impact of supplier finance arrangements on liabilities and cash flows, including the terms and conditions of those arrangements, the quantitative information on liabilities related to those arrangements at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those arrangements. The information on those arrangements is required to be aggregated unless the individual arrangements have dissimilar or unique terms and conditions. In the context of the quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are included as an example of other factors that might be relevant to disclose. These amendments will be effective as from January 1, 2024. The Entity does not expect it to have a material impact on its financial statements.
d) Amendments to IAS 21 - Lack of exchangeability
In August 2023, the IASB issued amendments to IAS 21 relating to the “Lack of exchangeability”. The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when interchangeability is lacking. A currency is considered to be exchangeable for another currency when an entity is able to obtain the other currency without undue delay and through markets or exchange mechanisms that create enforceable rights and obligations. If a currency is not exchangeable for another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity’s purpose in estimating the spot rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments state that an entity may use an unadjusted observable exchange rate or other estimation technique.
When an entity estimates a spot exchange rate because a currency is not exchangeable for another currency, it should disclose information that enables users of the financial statements to understand how the fact of that currency not being interchangeable affects, the entity’s performance, financial position and cash flows. These amendments will be effective from January 1, 2025. The Entity is evaluating the effects that this amendment would have on the Financial Statements.
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

7

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

The calculation of the earnings per share is detailed below:

Accounts	December 31, 2023	December 31, 2022	December 31, 2021
Numerator:
Profit attributable to owners of the Bank	156,858,600	183,235,202	57,012,016
Profit attributable to owners of the Bank adjusted to reflect the effect of dilution	156,858,600	183,235,202	57,012,016
Denominator:
Weighted average of outstanding ordinary shares for the year	612,710,079	612,710,079	612,710,079
Weighted average of outstanding ordinary shares for the year adjusted to reflect the effect of dilution	612,710,079	612,710,079	612,710,079
Basic earnings per share (in pesos) (1)	256.0079	299.0569	93.0489
Diluted earnings per share (in pesos) (1)	256.0079	299.0569	93.0489

(1)	Since BBVA Argentina has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.
4. Cash and cash equivalents

	December 31, 2023	December 31, 2022
Cash	727,271,193	365,764,558
BCRA - Unrestricted current account	359,854,081	502,637,074
Balances with other local and foreign institutions	55,824,596	53,988,779
Others	—	281,050
Allowances for ECL	(270,503)	(296,841)

TOTAL	1,142,679,367	922,374,620

It is worth mentioning that the balances of Cash and cash equivalents as of December 31, 2021, amounted to 1,324,071,770.
5. Financial assets at fair value through profit or loss
5.1. Debt securities

	December 31, 2023	December 31, 2022
Government securities	223,932,573	33,957,345
Private securities - Corporate bonds	2,150,301	—
BCRA Liquidity Bills (1)	—	45,513,297

TOTAL	226,082,874	79,470,642

(1)	Due 01-12-2023

F-
38

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

5.2. Derivatives
The Group uses derivatives, not designated in a qualifying hedge relationship, to manage its exposure to foreign currency and interest rate risks. The instruments used include interest rate swaps and forward contracts (net settled in pesos) and options.
The aforementioned instruments are measured at fair value and were recognized in the Consolidated Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Statement of Profit or Loss in “Gains on financial assets and liabilities at fair value through profit or loss, net”.

	December 31, 2023	December 31, 2022
Foreign Currency Forwards	8,536,206	6,817,417
Put Options (1)	1,465,694	153,156
Interest Rate Swaps	—	92,737

TOTAL	10,001,900	7,063,310

(1)	The Entity subscribed options according to Communication “A” 7546 issued by the BCRA.
The notional amounts of foreign currency forward transactions, stated in US Dollars (US$) and in Euros, as applicable, as well as the base value of interest rate swaps and put options taken are reported below:

	December 31, 2023	December 31, 2022
Foreign Currency Forwards
Foreign currency forward purchases - US$	169,836	1,165,119
Foreign currency forward sales - US$ (3)	119,093	1,217,856
Foreign currency forward sales - Euros (3)	5,500	1,825
Interest R ate S waps
Fixed rate for floating rate (1)	—	1,500,000
Put Options
Put options taken (2)	142,183,107	4,685,000

(1)	Floating rate: BADLAR (Buenos Aires Deposits of Large Amount Rate), is the interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.

(2)	See note 10.1

(3)	See note 17.1.
5.3. Equity instruments

	December 31, 2023	December 31, 2022
BYMA - Bolsas y Mercados Argentinos S.A.	2,169,288	1,741,880
Banco de Valores de Buenos Aires S.A.	1,056,648	991,886
Mutual Funds	741,812	12,227,984

TOTAL	3,967,748	14,961,750

F-
39

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

6. Financial assets at amortized cost
6.1. Loans and advances to financial institutions

	December 31, 2023	December 31, 2022
Loans and advances to financial institutions	16,432,085	13,903,746
Allowances for ECL	(980,641)	(725,747)

TOTAL	15,451,444	13,177,999

6.2. Loans and advances to customers

	December 31, 2023	December 31, 2022
Credit Cards	702,657,639	854,924,949
Notes	318,069,103	181,250,348
Overdrafts	176,515,811	196,021,914
Loans for the prefinancing and financing of exports	153,200,806	78,079,366
Consumer loans	151,819,857	222,107,654
Commercial papers	145,212,037	182,199,444
Real estate mortgage	79,404,563	119,922,367
Pledge loans	44,335,196	76,942,252
Receivables from financial leases	12,719,733	19,892,649
Loans to employees	10,268,564	15,016,004
Other financing	210,138,365	337,838,753
Allowances for ECL	(44,440,936)	(64,326,062)

TOTAL	1,959,900,738	2,219,869,638

Loans by Economic Activity
The tables below analyze our loan portfolio (broken down by performing and non-performing)
according to the borrowers’ main economic activity as of December 31, 2023 and 2022. Where appropriate, loans to individuals are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses and include loans and advances to all clients.

F-4
0

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

	December 31, 2023
	Loan portfolio (1)
	Performing	%	Non-performing	%	Total
	(in thousands of pesos, except percentages)
Consumer	925,263,748	46.59%	28,993,504	82.36%	954,257,252
Other manufacturing	231,659,985	11.67%	3,093,299	8.79%	234,753,284
Wholesale and retail trade	164,990,452	8.31%	263,069	0.75%	165,253,521
Mining products	148,237,570	7.47%	89,202	0.25%	148,326,772
Agricultural and livestock	98,606,896	4.97%	601,678	1.71%	99,208,574
Services	37,210,971	1.87%	129,876	0.37%	37,340,847
Transport	33,317,055	1.68%	193,015	0.55%	33,510,070
Financial sector	16,432,085	0.83%	—	—	16,432,085
Construction	12,735,536	0.64%	269,843	0.77%	13,005,379
Electricity, oil,water and sanitary services	10,863,098	0.55%	2,707	0.01%	10,865,805
Government services	145,208	0.01%	—	—	145,208
Others	306,249,181	15.41%	1,570,989	4.44%	307,820,170

	1,985,711,785	100.00%	35,207,182	100.00%	2,020,918,967

	December 31, 2022
	Loan portfolio (1)
	Performing	%	Non-performing	%	Total
	(in thousands of pesos, except percentages)
Consumer	1,185,453,460	52.48%	30,139,056	76.93%	1,215,592,516
Other manufacturing	240,886,440	10.66%	518,422	1.32%	241,404,862
Wholesale and retail trade	159,930,827	7.08%	243,174	0.62%	160,174,001
Agricultural and livestock	104,841,665	4.64%	612,996	1.56%	105,454,661
Mining products	77,640,679	3.44%	3,149,898	8.04%	80,790,577
Transport	36,846,913	1.63%	157,381	0.40%	37,004,294
Services	23,685,189	1.05%	90,585	0.23%	23,775,774
Construction	15,660,271	0.69%	611,243	1.56%	16,271,514
Financial sector	13,903,746	0.62%	—	0.00%	13,903,746
Electricity, oil, water and sanitary services	3,314,762	0.15%	3,095	0.01%	3,317,857
Central Bank	28,132	0.00%	—	0.00%	28,132
Government services	4,356	0.00%	—	0.00%	4,356
Others	396,758,173	17.56%	3,651,471	9.33%	400,409,644

	2,258,954,613	100.00%	39,177,321	100.00%	2,298,131,934

(1)	Performing: Stage 1 y Stage 2; Non Performing: Stage 3
The Group holds loans and other financing within a business model whose objective is collecting contractual cash flows.

F-4
1

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Receivables from financial leases
The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment.
The following table shows the total gross investment of the finance leases (leasing) and the present value of the minimum collections to be received thereunder:

	December 31, 2023		December 31, 2022
	Total investment	Present value of minimum lease collections	Total investment	Present value of minimum lease collections
Term
Up to 1 year	8,990,725	2,599,587	10,222,440	4,322,410
From 1 to 2 years	9,274,940	3,653,345	10,002,205	5,118,434
From 2 to 3 years	6,786,874	3,081,354	7,917,097	4,797,536
From 3 to 4 years	3,661,321	2,194,714	4,666,061	3,306,834
From 4 to 5 years	1,307,994	1,190,733	2,433,073	2,347,435

TOTAL	30,021,854	12,719,733	35,240,876	19,892,649

Principal		12,073,883		19,343,628
Interest accrued		645,850		549,021

TOTAL		12,719,733		19,892,649

6.3. Reverse repurchase agreements

	December 31, 2023	December 31, 2022
BCRA repos	1,202,421,795	163,689,844
Allowances for ECL	(1,272,651)	(285,229)

TOTAL	1,201,149,144	163,404,615

The fair value of financial assets accepted as collateral that the Group was permitted to sell or repledge in the absence of default was 1,325,617,978 as of December 31, 2023 and 182,461,131 as of December 31, 2022. As of December 31, 2023 and 2022, BCRA repos ha
d
 an expiration date of January 2, 2024 and January 2, 2023, respectively.
6.4. Debt securities

	December 31, 2023	December 31, 2022
Argentine Treasury Bond in pesos. Maturity 08-23-2025	49,502,692	—
Argentine Treasury Bond in pesos. Maturity 05-23-2027	32,406,871	100,997,240
Argentine Treasury Bond in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	14,771,877	37,662,724
Allowances for ECL	(12,858,226)	(20,893,248)

TOTAL	83,823,214	117,766,716

F-4
2

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

6.5. Other financial assets

	December 31, 2023	December 31, 2022
Financial assets pledged as collateral (1)	80,840,899	91,851,261
Sundry debtors	49,392,813	42,857,988
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (2)	40,474,563	33,628,764
Receivable from financial institution for spot transactions pending settlement	921,900	14,228,177
Receivable from non-financial institution for spot transactions pending settlement	874,585	273,352
Others	127,093	186,183
Allowances for ECL	(1,418,944)	(1,438,804)

TOTAL	171,212,909	181,586,921

(1)
Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities; deposits pledged as collateral for activities related to credit card transactions in the country and abroad and; leases and trust is composed of dollars in cash as collateral for activities related to the transactions on Mercados Argentinos SA (BYMA) and Mercado Abierto Electrónico S.A (MAE).

(2)
On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A. On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,122. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

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

•	The net income of families, corporates or public administrations.

•	The payment amounts on the principal and interest on the outstanding loans.

F-4
3

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

The Group approximates these variables by using a proxy indicator from the set included of the macroeconomic scenarios provided by the economic research department.
Only a single specific indicator can be used for each of the two variables and only key macroeconomic indicators should be chosen as the first option: a) the use of GDP Growth can be perceived as the only sufficient “factor” necessary to capture the influence of the entire macroeconomic scenario possibly relevant to internal PD; or b) the use of the most representative short-term interest rate or the exchange rate expressed in real terms.
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

F-4
4

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

8. Credit risk exposure and allowances
The table below sets forth the changes during 2023 and 2022 in the credit risk exposure and the impairment allowances booked under IFRS 9 in the consolidated statement of financial position or reversal of estimated impairment of financial assets at amortized cost, financial assets at fair value through other comprehensive income, loan commitments and financial guarantees:
December 31, 2023

CREDIT RISK EXPOSURE - FINANCIAL ASSETS (1)	Performing			Non performing		Total
	Stage 1	Stage 2		Stage 3
	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure
Opening balance as of December 31, 2022	4,436,410,208	773,271,337	13,788,074	34,346,881	4,830,437	5,262,646,937

Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(454,204,088)	447,788,918	26	—	—	(6,415,144)
Transfers from Stage 2 to Stage 1	305,242,199	(270,243,612)	(1,559,295)	—	—	33,439,292
Transfers from Stage 1 or 2 to Stage 3	(9,150,601)	(72,992,270)	(2,257,871)	83,451,814	2,311,926	1,362,998
Transfers from Stage 3 to Stage 1 or 2	2,058,465	4,563,970	1,686,371	(8,423,833)	(1,879,057)	(1,994,084)
Changes without transfers between Stages	920,180,536	756,570,636	2,658,213	(4,809,597)	1,478,056	1,676,077,844
New financial assets originated	23,235,024,656	725,572,740	33,723,952	7,464,804	1,889,891	24,003,676,043
Repayments	(20,494,552,392)	(564,338,184)	(33,979,799)	(12,268,821)	(2,638,344)	(21,107,777,540)
Write-offs	—	—	—	(26,936,284)	(1,019,114)	(27,955,398)
Foreign exchange	365,210,713	9,591,079	4,766,932	73,637	3,104,957	382,747,318
Inflation adjustment	(4,543,752,879)	(864,173,295)	(11,894,610)	(41,512,146)	(4,258,025)	(5,465,590,955)

Closing balance as of December 31, 2023	3,762,466,817	945,611,319	6,931,993	31,386,455	3,820,727	4,750,217,311

(1)	Refer to Note 35 for credit risk exposure of financial assets with stage allocation by asset classification.
December 31, 2022

CREDIT RISK EXPOSURE - FINANCIAL ASSETS (1)	Performing			Non performing		Total
	Stage 1	Stage 2		Stage 3
	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure
Opening balance as of December 31, 2021	4,533,794,214	729,570,690	30,795,224	39,966,621	18,392,458	5,352,519,207

Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(471,166,432)	482,206,643	2,641	—	—	11,042,852
Transfers from Stage 2 to Stage 1	361,905,499	(345,584,207)	(418,187)	—	—	15,903,105
Transfers from Stage 1 or 2 to Stage 3	(9,346,581)	(52,958,334)	(1,816,134)	61,994,325	1,858,953	(267,771)
Transfers from Stage 3 to Stage 1 or 2	2,091,028	4,823,237	947,303	(9,432,544)	(1,011,910)	(2,582,886)
Changes without transfers between Stages	610,964,641	205,049,476	(13,498,252)	(5,956,847)	658,916	797,217,934
New financial assets originated	20,085,871,315	771,087,718	48,311,708	8,081,227	518,217	20,913,870,185
Repayments	(17,909,463,599)	(547,140,224)	(39,866,053)	(11,013,592)	(893,878)	(18,508,377,346)
Write-offs	—	—	—	(27,850,077)	(11,462,315)	(39,312,392)
Foreign exchange	61,283,018	12,029,566	4,570,375	10,304	1,527,573	79,420,836
Inflation adjustment	(2,829,522,895)	(485,813,228)	(15,240,551)	(21,452,536)	(4,757,577)	(3,356,786,787)

Closing balance as of December 31, 2022	4,436,410,208	773,271,337	13,788,074	34,346,881	4,830,437	5,262,646,937

(1)	Refer to Note 35 for credit risk exposure of financial assets with stage allocation by asset classification.

F-4
5

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

December 31, 2023

CREDIT RISK EXPOSURE - LOAN COMMITMENTS AND FINANCIAL GUARANTEES	Performing			Non performing		Total
	Stage 1	Stage 2		Stage 3
	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure
Opening balance as of December 31, 2022	606,937,314	57,134,423	191,832	208,471	489	664,472,529

Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(117,033,092)	108,928,359	7,649	—	—	(8,097,084)
Transfers from Stage 2 to Stage 1	100,495,003	(81,359,833)	(30,835)	—	—	19,104,335
Transfers from Stage 1 or 2 to Stage 3	(709,683)	(517,389)	(113)	671,579	148	(555,458)
Transfers from Stage 3 to Stage 1 or 2	209,870	248,687	123	(483,870)	(9,876)	(35,066)
Changes without transfers between Stages	271,584,299	30,512,053	93,387	174,924	12,261	302,376,924
New loan commitments and financial guarantees originated	451,904,589	16,367,782	148,707	152,073	—	468,573,151
Expirations and repayments	(193,390,262)	(24,122,220)	(64,414)	(250,417)	(653)	(217,827,966)
Write-offs	—	—	—	(530)	—	(530)
Foreign exchange	108,579,161	9,420,482	44,942	—	—	118,044,585
Inflation adjustment	(643,162,381)	(55,389,364)	(211,226)	(265,082)	(2,023)	(699,030,076)

Closing balance as of December 31, 2023	585,414,818	61,222,980	180,052	207,148	346	647,025,344

December 31, 2022

CREDIT RISK EXPOSURE - LOAN COMMITMENTS AND FINANCIAL GUARANTEES	Performing			Non performing		Total
	Stage 1	Stage 2		Stage 3
	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure
Opening balance as of December 31, 2021	500,543,138	38,639,453	590,752	234,797	237	540,008,377

Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(125,190,524)	118,328,083	—	—	—	(6,862,441)
Transfers from Stage 2 to Stage 1	95,214,959	(81,010,762)	(978)	—	—	14,203,219
Transfers from Stage 1 or 2 to Stage 3	(727,737)	(494,257)	(4,970)	588,186	9,517	(629,261)
Transfers from Stage 3 to Stage 1 or 2	204,740	156,388	738	(409,953)	(22,132)	(70,219)
Changes without transfers between Stages	278,863,704	12,288,151	(84,145)	32,112	18,793	291,118,615
New loan commitments and financial guarantees originated	346,732,348	14,643,257	38,228	75,242	—	361,489,075
Expirations and repayments	(183,168,283)	(17,189,849)	(150,829)	(176,439)	—	(200,685,400)
Write-offs	—	—	—	(374)	—	(374)
Foreign exchange	29,179,755	1,502,331	—	—	—	30,682,086
Inflation adjustment	(334,714,786)	(29,728,372)	(196,964)	(135,100)	(5,926)	(364,781,148)

Closing balance as of December 31, 2022	606,937,314	57,134,423	191,832	208,471	489	664,472,529

F-4
6

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

December 31, 2023

ALLOWANCES - FINANCIAL ASSETS	Performing			Non performing		Total
	Stage 1	Stage 2		Stage 3
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance as of December 31, 2022	21,278,168	74,967,298	374,372	28,175,951	3,481,601	128,277,390

Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(10,458,182)	40,839,390	7	—	—	30,381,215
Transfers from Stage 2 to Stage 1	4,601,607	(18,707,615)	(20,635)	—	—	(14,126,643)
Transfers from Stage 1 or 2 to Stage 3	(560,500)	(21,638,516)	(75,783)	50,014,912	1,480,010	29,220,123
Transfers from Stage 3 to Stage 1 or 2	172,982	426,288	(16,775)	(6,848,617)	(1,267,677)	(7,533,799)
Changes without transfers between Stages	6,570,570	26,472,508	(19,127)	15,023,374	1,880,271	49,927,596
New financial assets originated	80,902,829	50,520,565	903,554	4,751,953	1,287,423	138,366,324
Repayments	(70,188,532)	(22,558,214)	(884,843)	(8,959,143)	(1,973,698)	(104,564,430)
Write-offs	—	(1)	—	(25,812,981)	(981,656)	(26,794,638)
Foreign exchange	8,448,228	331,451	176,145	9,308	2,106,455	11,071,587
Inflation adjustment	(22,238,279)	(77,594,326)	(330,896)	(33,708,572)	(3,266,468)	(137,138,541)

Closing balance as of December 31, 2023 (1)	18,528,891	53,058,828	106,019	22,646,185	2,746,261	97,086,184

(1)	Impairment of financial assets detailed in the table above includes allowances on financial assets at FVOCI for 35,844,283.
December 31, 2022

ALLOWANCES - FINANCIAL ASSETS	Performing			Non performing		Total
	Stage 1	Stage 2		Stage 3
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance as of December 31, 2021	19,922,314	73,349,548	3,645,643	31,582,428	16,876,102	145,376,035

Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(9,918,677)	39,428,960	286	—	—	29,510,569
Transfers from Stage 2 to Stage 1	4,559,146	(19,757,792)	(31,218)	—	—	(15,229,864)
Transfers from Stage 1 or 2 to Stage 3	(560,627)	(14,944,361)	(499,358)	33,819,212	525,877	18,340,743
Transfers from Stage 3 to Stage 1 or 2	109,384	506,059	410,240	(6,613,450)	(410,483)	(5,998,250)
Changes without transfers between Stages	4,487,109	(7,577,618)	(2,698,241)	13,834,564	772,856	8,818,670
New financial assets originated	77,321,080	54,396,095	2,729,687	4,713,037	329,941	139,489,840
Repayments	(60,138,181)	(8,736,857)	(2,410,057)	(7,624,830)	(456,536)	(79,366,461)
Write-offs	—	(252)	—	(24,857,498)	(11,347,185)	(36,204,935)
Foreign exchange	630,201	384,091	178,769	5,898	1,102,037	2,300,996
Inflation adjustment	(15,133,581)	(42,080,575)	(951,379)	(16,683,410)	(3,911,008)	(78,759,953)

Closing balance as of December 31, 2022 (1)	21,278,168	74,967,298	374,372	28,175,951	3,481,601	128,277,390

(1)	Impairment of financial assets detailed in the table above includes allowances on financial assets at FVOCI for 40,311,459.

7

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

December 31, 2023

ALLOWANCES - LOAN COMMITMENTS AND FINANCIAL GUARANTEES	Performing			Non performing		Total
	Stage 1	Stage 2		Stage 3
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance as of December 31, 2022	5,472,974	2,748,134	13,397	155,061	324	8,389,890

Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(1,653,181)	5,741,923	249	—	—	4,088,991
Transfers from Stage 2 to Stage 1	1,246,120	(4,322,909)	(9,305)	—	—	(3,086,094)
Transfers from Stage 1 or 2 to Stage 3	(15,467)	(90,550)	(28)	393,937	55	287,947
Transfers from Stage 3 to Stage 1 or 2	34,782	27,099	2,009	(387,328)	(26,185)	(349,623)
Changes without transfers between Stages	(2,053,989)	(1,037,861)	6,780	212,782	30,593	(2,841,695)
New loan commitments and financial guarantees originated	7,677,107	342,423	5,942	104,689	—	8,130,161
Repayments	(1,715,510)	(471,833)	(4,724)	(155,151)	(2,782)	(2,350,000)
Write-offs	—	—	—	(407)	—	(407)
Foreign exchange	918,539	50,832	1,130	—	—	970,501
Inflation adjustment	(5,219,426)	(1,840,096)	(12,533)	(193,495)	(1,751)	(7,267,301)

Closing balance as of December 31, 2023	4,691,949	1,147,162	2,917	130,088	254	5,972,370

December 31, 2022

ALLOWANCES - LOAN COMMITMENTS AND FINANCIAL GUARANTEES	Performing			Non performing		Total
	Stage 1	Stage 2		Stage 3
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance as of December 31, 2021	3,210,578	1,627,195	192,807	147,653	—	5,178,233

Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(1,221,399)	5,294,905	—	—	—	4,073,506
Transfers from Stage 2 to Stage 1	859,978	(3,416,695)	(835)	—	—	(2,557,552)
Transfers from Stage 1 or 2 to Stage 3	(33,728)	(82,105)	(7,589)	320,676	22,736	219,990
Transfers from Stage 3 to Stage 1 or 2	41,380	20,148	2,329	(296,191)	(55,589)	(287,923)
Changes without transfers between Stages	984,086	454,802	(100,181)	131,292	39,277	1,509,276
New loan commitments and financial guarantees originated	4,606,953	303,431	7,704	45,166	—	4,963,254
Repayments	(1,208,080)	(445,142)	(50,722)	(102,568)	—	(1,806,512)
Write-offs	—	—	—	(324)	—	(324)
Foreign exchange	246,982	6,969	—	—	—	253,951
Inflation adjustment	(2,013,776)	(1,015,374)	(30,116)	(90,643)	(6,100)	(3,156,009)

Closing balance as of December 31, 2022	5,472,974	2,748,134	13,397	155,061	324	8,389,890

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

F-
48

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
Once the cure period for Stage 3 is finished, the contract refinancing and restructuring is transferred to Stage 2 for two additional years.

F-
49

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

The following table provides information about the Bank’s refinanced assets:

	December 31, 2023	December 31, 2022
Refinanced assets	9,878,773	21,544,682
Allowances for ECL	(5,863,219)	(8,926,391)
The table below includes Stage 2 and Stage 3 assets that were refinanced during the period, with the related modification loss suffered by the Bank:

	December 31, 2023	December 31, 2022
Amortised cost of financial assets modified during the period	8,231,896	8,207,585
Net modification loss	(439,460)	(457,672)
The table below shows the gross carrying amount of modified financial assets for which loss allowance has changed to
12-month
ECL measurement during the period:

	Post modification
December 31, 2023	Gross carrying amount	Corresponding ECL
Facilities that have cured since modification and are now measured using 12-month ECL (Stage 1)	135,130	920
Facilities that reverted to (Stage 2/3) lifetime ECL having once cured	621,683	15,843

	Post modification
December 31, 2022	Gross carrying amount	Corresponding ECL
Facilities that have cured since modification and are now measured using 12-month ECL (Stage 1)	199,857	1,031
Facilities that reverted to (Stage 2/3) lifetime ECL having once cured	1,143,062	53,892
10. Financial assets at fair value through other comprehensive income
The Group designated certain investments shown in the following table as equity securities at FVOCI. The FVOCI designation was made because the investments are expected to be held in the long term for strategic purposes.

F-5
0

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

10.1. Debt securities

	December 31, 2023	December 31, 2022
Government securities (1)	521,874,441	391,849,627
Financial assets pledged as collateral (2)	174,670,473	52,003,019
BCRA Internal Bills - USD	69,772,109	6,619,055
BCRA Liquidity Bills	60,484,996	1,460,167,050
Private securities - Corporate bonds	8,959,190	11,593,436
Financial assets pledged as collateral – USD (3)	6,123,370	—

TOTAL	841,884,579	1,922,232,187

(1)
In march 2023, the Bank participated in a voluntary debt exchange under section 11, Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered or received under such swap were as follows:

Securities Delivered
Description	Nominal values
Argentine Treasury Bill in pesos at discount. Maturity april 28, 2023 (LEDES S28A3)	19,027,714,460
Argentine Treasury Bill in pesos adjusted by cer at discount. Maturity may 19, 2023 (LECER X19Y3)	7,000,000,000
Argentine Treasury Bill in pesos at discount. Maturity may 31, 2023 (LEDES S31Y3)	6,840,800,244
Argentine Treasury Bill in pesos at discount. Maturity june 30, 2023 (LEDES S30J3)	5,532,343,136

Received Securities
Description	Nominal values
Argentine Treasury Bond in pesos adjusted by cer 3.75%. Maturity april 14, 2024 (T3X4P)	13,237,176,685
Argentine Treasury Bond in pesos adjusted by cer 4%. Maturity october 14, 2024 (T4X4P)	17,649,568,913
Argentine Treasury Bond in pesos adjusted by cer 4.25%. Maturity february 14, 2025 (T2X5P)	13,237,176,685

F-5
1

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

In june 2023, the Bank participated in a voluntary debt swap under section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered or received under such swap were as follows:

Securities Delivered
Description	Nominal values
Argentine Treasury Bill in pesos adjusted by cer at discount. Maturity june 16, 2023 (LECER X16J3)	2,159,998,000
Argentine Treasury Bill in pesos adjusted by cer at discount. Maturity july 18, 2023 (LECER X18L3)	35,863,500,000
Argentine Treasury Bonds in pesos adjusted by cer 1.45%. Maturity august 13, 2023 (T2X3)	3,622,490,577

Received Securities
Description	Nominal values
Argentine Treasury Bond in pesos adjusted by cer 4.25%. Maturity december 13, 2024 (T5X4P)	71,442,000,014
In addition, the Bank purchased put options from the BCRA. These options grant the Bank an opportunity to sell (put option) the underlying asset at a price determined by the BCRA applicable regulations. In these transactions, options may be exercised up to the day prior to the maturity date of the underlying asset. As of December 31, 2023, their notional value stood at
142,183,107,297
.

(2)
Set up as collateral to operate with Rosario Futures Exchange (ROFEX), Bolsas y Mercados Argentinos SA (BYMA) and Mercado Abierto Electrónico S.A (MAE) on foreign currency forward transactions and futures contracts. The trust fund consists of government securities in pesos adjusted by CER with maturity 2024, 2025 and 2026 (T2X4, T2X5 and TX26). As of December 31, 2022, it was composed of TX23, T2X4, TX24, X19Y3 and X16J3.

(3)
Financial assets pledged as collateral are composed of dollars in cash, Treasury Bonds (TV24D) and Private securities - Corporate bonds (LUC4O, PQCOO y PQCHO) as collateral for activities related to the transactions on MAE and BYMA.

10.2. Equity instruments

	December 31, 2023	December 31, 2022
Compensadora Electrónica S.A.	891,784	181
Mercado Abierto Electrónico S.A.	511,816	59
Banco Latinoamericano de Exportaciones S.A.	404,468	180,694
Seguro de Dépositos S.A.	144,254	268
Others	32,672	7,099

TOTAL	1,984,994	188,301

11. Income Tax
Income Tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent charge to profit or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

F-5
2

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

11.1. Current income tax assets
Below is a breakdown of the current income tax assets disclosed in the statement of financial position:

	December 31, 2023	December 31, 2022
Advances (subsidiaries)	160,343	120,536

TOTAL	160,343	120,536

11.2. Current income tax liabilities
Below is a breakdown of the current income tax liabilities disclosed in the statement of financial position:

	December 31, 2023	December 31, 2022
Income tax provision	195,906,305	25,250,024
Advances	(3,394,693)	(2,375,376)
Collections and withholdings	(344,774)	(303,709)

TOTAL	192,166,838	22,570,939

11.3. Deferred income tax
The deferred tax assets and liabilities disclosed in the statement of financial position are as follows:

Account		Changes recognized in		As of December 31, 2023
	As of December 31, 2022	Consolidated statement of profit or loss	Other comprehensive income	Deferred tax asset	Deferred tax liabilities
Allowance for loan losses	37,261,464	(6,884,814)	—	30,376,650	—
Provisions	39,282,173	(3,676,895)	—	35,605,278	—
Loan Commissions	3,802,371	742,644	—	4,545,015	—
Expenses capitalized for tax purpose	(15,067,625)	(1,880,788)	—	—	(16,948,413)
Property and equipment	(40,519,489)	(1,228,645)		—	(41,748,134)
Investments in debt securities and equity instruments	(43,724,517)	98,753,254	(84,922,739)	—	(29,894,002)
Inflation adjustment (see Note 11.4)	7,738,678	(6,463,673)	—	1,275,005	—
Tax loss	2,746,793	(1,488,126)	—	1,258,667	—
Others	(107,557)	107,609	—	—	52

Balance	(8,587,709)	77,980,566	(84,922,739)	73,060,615	(88,590,497)

Offsetting				(70,214,802)	70,214,802

Net				2,845,813	(18,375,695)

F-5
3

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Account		Changes recognized in		As of December 31, 2022
	As of December 31, 2021	Consolidated statement of profit or loss	Other comprehensive income	Deferred tax asset	Deferred tax liabilities

Allowance for loan losses	38,937,416	(1,675,952)	—	37,261,464	—
Provisions	24,996,082	14,286,091	—	39,282,173	—
Loan Commissions	3,080,653	721,718	—	3,802,371	—
Expenses capitalized for tax purpose	(13,266,124)	(1,801,501)	—	—	(15,067,625)
Property and equipment	(85,554,395)	45,034,906	—	—	(40,519,489)
Investments in debt securities and equity instruments	(34,759,493)	(6,742,478)	(2,222,546)	—	(43,724,517)
Derivatives	79,271	(79,271)	—	—	—
Inflation adjustment (see Note 11.4)	22,402,235	(14,663,557)	—	7,738,678	—
Tax loss	925,268	1,821,525	—	2,746,793	—
Others	4,693	(112,250)	—	—	(107,557)

Balance	(43,154,394)	36,789,231	(2,222,546)	90,831,479	(99,419,188)

Offsetting				(86,097,600)	86,097,600

Net				4,733,879	(13,321,588)

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
11.4. Income tax expense
Below are the main components of the income tax benefit in the consolidated statement of comprehensive income:

	December 31, 2023	December 31, 2022	December 31, 2021
Current Tax	(234,050,896)	(28,930,128)	(1,099,384)
Deferred Tax	77,980,566	36,789,231	(33,010,768)
Over/under income tax from prior year (see Note 11.5) (1)	—	—	6,075,593

Income tax recognized in the consolidated statement of profit or loss	(156,070,330)	7,859,103	(28,034,559)

The income tax benefit for the year ended December 31, 2022 includes the effect of the claim filed before AFIP, as stated under “Inflation adjustment for tax purposes. Fiscal years 2021” of Note 11.6.
The income tax expense for the year ended December 31, 2023 includes receivables for judgments for fiscal years 2013 and 2014, as stated under “Requests for refunds. Fiscal years 2013, 2014 and 2015” of Note 11.6.

F-5
4

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Below is a reconciliation between the tax that would result from applying the current tax rate to the result before income tax and the income tax charge recorded in results as of December 31, 2023, 2022 and 2021:

	December 31, 2023	December 31, 2022		December 31, 2021
Profit before income tax	313,326,162	172,633,812		84,786,272
Income tax rate	35.00%	35.00%		35.00%

Income tax using the Bank’s income tax rate	109,664,157	60,421,834		29,675,195

Tax -exempt income	(1,852,963)	(462,590)		(1,724,562)
Non-deductible expenses	2,544,273	475,794		885,305
Change in tax rate (see Note 11.5)	—	—		8,956,828
Other	(38,678)	(676,528)		390,030
Net monetary inflation adjustment	418,462,439	189,143,633		120,083,431

Subtotal	528,779,228	248,902,143		158,266,227
Inflation adjustment for tax purposes (see Note 11.6)	(372,708,898)	(256,481,087)		(124,156,075)
Over/under income tax from prior year (see Note 11.6) (1)	—	(280,159)		(6,075,593)

Income tax expense	156,070,330	(7,859,103)		28,034,559

Effective tax rate	50%	(5	% )	33%

(1)	It includes an income tax charge of 5,908,256 corresponding to the tax inflation mechanism applied for fiscal year 2020 – see note 11.6 “Income tax – inflation adjustment for fiscal year 2020”.
The income tax benefit for the year ended December 31, 2022 was calculated considering the position presented by the Entity before AFIP, as stated under “Inflation adjustment for tax purposes. Fiscal year 2021” to this Note.
The income tax charge for the year ended December 31, 2023 includes the recovery for sentences from the years 2013 and 2014, as indicated in the item “Requests for refunds. Fiscal years 2013, 2014 and 2015”.
11.5. Income Tax Corporate Rate
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
11.6. Inflation adjustment for tax purposes
Law 27,430 of Tax Reform, as amended by Laws 27,468 and 27,541, sets forth the following as regards the inflation adjustment for tax purposes, effective for fiscal years started on or after January 1, 2018:

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

F-5
5

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
As of December 31, 2023, the parameters established by the income tax law to apply the inflation adjustment for tax purposes were met and the effects arising from the application of such adjustment as provided by law have been included when booking current and deferred income tax.
- Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018
On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity’s Board of Directors approved the filing of actions for declaratory judgment of unconstitutionality of section 39 of Law 24073, section 4 of Law 25,561, section 5 of Decree 214/02 issued by the Argentine Executive, Law 27,468 and any other regulation whereby the inflation adjustment mechanism provided for under Law 20,628, as amended, is considered not applicable due to the confiscatory effect in the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its income tax returns for those fiscal years taking into consideration the effect of those restatement mechanisms.
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
On June 14, 2021, the Court of First Instance rendered judgment in respect of the action for declaratory judgment of unconstitutionality for fiscal year 2017 in favor of the Bank’s position. After appealing the judgment to the Appellate Court, the Bank filed the basis for the appeal but on September 3, 2021 the tax authority filed a brief withdrawing the appeal filed. The Appellate Court did not accept the withdrawal because the documentation submitted did not fulfill the necessary conditions.
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

F-5
6

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

authorities appealed the sentence. On July 11, 2023, the Bank obtained a favorable judgement from the Contentious Court Administrative and on August 8, 2023, the tax authorities filed an extraordinary appeal. On September 19, 2023, the Federal Court granted partial relief to the extraordinary appeal and submitted it to the Supreme Court. Currently, we are waiting for the Supreme Court to resolve the appeals filed by the tax authority.
Based on the foregoing, as of December 31, 2023, the Entity had no liabilities for the items referred to above.
- Inflation adjustment for tax purposes. Fiscal year 2019
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
Upon no response from the tax authorities, on June 17, 2021 the Entity filed a motion for expedited proceedings and on November 18, 2021 a legal action was filed before the National Court on Federal Administrative Matters No. 10 (Court Clerk’s Office No. 24).
The Entity does not record assets in relation to contingent assets derived from the action filed.
- Inflation adjustment for tax purposes. Fiscal year 2020
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
Consequently, as of December 31, 2021, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000 (51,991,114 in restated values), with the ensuing impact on deferred tax assets by 5,033,000 (decrease) (46,082,862 in restated values) and on the income tax expense of 784,000 (5,908,256 in restated values).
On August 15, 2023, the Court of First Instance rendered judgment in respect of the action for declaratory judgment of unconstitutionality for fiscal year 2020 in favor of the Bank’s position. On August 22, 2023, we appealed the imposition of costs, requesting that they be imposed on the losing party. On August 23, 2023, the tax authority appealed the merits of the case, requesting that the sentence be revoked.
- Inflation adjustment for tax purposes. Fiscal year 2021
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

7

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

On June 6, 2023, upon no response from the tax authorities, on September 20, 2023 the Entity filed a legal action before the National Federal Administrative Litigation Court No. 1 Secretariat No. 1.
- Inflation adjustment for tax purposes. Fiscal year 2022
On June 2, 2023, the Bank filed a declaratory action of unconstitutionality before the Federal Administration of Public Revenue - General Tax Directorate
(AFIP-DGI),
in order to obtain a ruling declaring the unconstitutionality of art. 93 of the Income Tax Law (T.O. 2019) and/or the regulations that prevent the comprehensive application of the tax inflation adjustment mechanism because it entails the determination of a confiscatory income tax in the fiscal period 2022 and, consequently, it allows the comprehensive application of the mechanism for updating costs and amortization of assets provided for in articles 62 to 66, 71, 87 and 88 of the tax law.
On June 6, 2023, Court No. 9 transferred the proceedings to the prosecutor’s office to issue a ruling on jurisdiction. Once the tax report was presented on June 8, the Court declared its jurisdiction
.
- Requests for refund
s
. Fiscal years 2013, 2014 and 2015
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
On July 12, 2023, the Bank obtanined a favorable court ruling from the Supreme Court of Justice for fiscal year 2014, rejecting the extraordinary appeal and the complaint presented by the Treasury. In this way, the favorable rulings of the previous instances that recognized the Bank’s claim o
f
647,946
(in nominal values) plus interest calculated according to the average monthly deposit rate published by the BCRA remain firm.

F-
58

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

On August 7, 2023, the Entity was notified of the ruling handed down by the Supreme Court of Justice regarding the fiscal year 2013, rejecting the extraordinary appeal and the complaint presented by the Treasury, leaving the favorable rulings of the previous instances that recognized the Bank’s claim of
264,257
(in nominal values) for said period plus interest, the monthly passive rate of the BCRA must be applied until July 31, 2019, and as of August 1, 2019, the monthly effective rate published by the AFIP, in compliance of Resolution MH 598/19; all this until the cash payment. The settlement was presented in the file.
With respect to the 2013 fiscal period, on December 27, 2023, the tax authority deposited in a bank account of the
E
ntity 1,037,484 corresponding to 264,257 in capital and 773,227 as a capital update and interests.
As a consequence of the favorable rulings of the Supreme Court of Justice, and the collection of one of these cases, the Entity has recorded a credit of 8,083,923 as of December 31, 2023.
On October 25, 2023, the Bank obtained a favorable judgement from the Appellate Contentious Court regarding the refund of the income tax due to the application of the tax inflation adjustment in 2015, confirming the first instance ruling.
Both the tax authority and the Entity filed extraordinary appeals. Currently, the file is being processed to resolve the appeals presented.
12. Investment in joint ventures and associates

	BBVA Argentina Ownership and Voting Power (in percentages)	December 31, 2023	December 31, 2022
BBVA Consolidar Seguros S.A. (1)	12.22%	4,710,065	3,728,002
Rombo Cía. Financiera S.A. (2)	40.00%	3,077,455	2,317,504
Interbanking S.A. (3)	11.11%	2,110,363	2,565,912
Play Digital S.A. (4) (5)	11.06%	1,953,029	1,515,211
Openpay Argentina S.A. (6) (7)	12.51%	515,320	671,083

TOTAL		12,366,232	10,797,712

(1)	Main Business Activity: Insurance
(2)	Main Business Activity: Financial institution
(3)	Main Business Activity: Information services for financial markets
(4)	Main Business Activity: Development, offer and implementation of a digital payment solution
(5)
To establish the value of this investment, accounting information from Play Digital S.A. has been used. as of September 30, 2023. Additionally, significant transactions carried out or events that occurred between October 1, 2023 and December 31, 2023 have been considered.

(6)	Main Business Activity: Development, offer and implementation of a digital payment solution
(7)	On April 19, 2023, 29,205 (in nominal values) shares were subscribed for and paid in cash.
The following table summarises the information related to the Bank’s material joint venture:

	Rombo Compañía Financiera S.A.
	December 31, 2023	December 31, 2022
Total assets	34,550,738	71,742,946
Total liabilities	26,857,100	65,949,187
Equity	7,693,638	5,793,759
Gain/ Losses	1,899,836	(5,977,708)

F-
59

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

13. Tangible assets
13.1. Property and equipment

	December 31, 2023	December 31, 2022
Real estate	222,508,262	220,508,196
Furniture and facilities	38,340,588	39,763,849
Right of use – Real Estate	24,340,475	18,235,014
Machinery and equipment	7,886,204	9,712,120
Works in progress	4,079,775	10,183,431
Automobiles	1,062,464	872,053

TOTAL	298,217,768	299,274,663

Changes in the item for years 2023 and 2022 are included below:

				Impairmennt		Depreciation
	Cost as of December 31, 2022	Additions	Disposals (1)	loss	Reversals	Accumulated as of December 31, 2022	Disposals (1)	For the period	Accumulated as of December 31, 2023	Carrying amount as of December 31, 2023
Real estate	250,457,251	7,237,139	4,047,487	797,137	1,115,683	29,949,055	3,921,995	5,430,127	31,457,187	222,508,262
Furniture and facilities	79,875,253	6,823,323	3,845,808	—	—	40,111,404	3,839,926	8,240,702	44,512,180	38,340,588
Rights of use – Real estate	43,134,100	9,549,439	3,572,015	—	—	24,899,086	2,530,022	2,401,985	24,771,049	24,340,475
Machinery and equipment	21,564,142	4,856,805	10,355,720	—	—	11,852,022	10,355,720	6,682,721	8,179,023	7,886,204
Work in progress	10,183,431	4,339,376	10,443,032	—	—	—	—	—	—	4,079,775
Automobiles	2,128,239	538,173	155,402	—	—	1,256,186	127,053	319,413	1,448,546	1,062,464

Total	407,342,416	33,344,255	32,419,464	797,137	1,115,683	108,067,753	20,774,716	23,074,948	110,367,985	298,217,768

					Impairment	Depreciation
	Cost as of December 31, 2021	Transfer to investment properties	Additions	Disposals (1)	loss	Accumulated as of December 31, 2021	Transfer to investment properties	Disposals (1)	For the period	Accumulated as of December 31, 2022	Carrying amount as of December 31, 2022
Real estate	251,274,349	(11,218,254)	13,274,105	681,396	2,191,553	25,787,639	(852,230)	681,400	5,695,046	29,949,055	220,508,196
Furniture and facilities	76,868,344	—	5,285,188	2,278,279	—	34,387,046	—	2,278,279	8,002,637	40,111,404	39,763,849
Rights of use – Real estate	40,221,233	—	5,481,451	2,568,584	—	19,361,921	—	749,122	6,286,287	24,899,086	18,235,014
Machinery and equipment	31,632,714	—	5,800,014	15,868,586	—	18,953,524	—	15,868,594	8,767,092	11,852,022	9,712,120
Work in progress	6,805,011	—	3,378,420	—	—	—	—	—	—	—	10,183,431
Automobiles	1,651,357	—	513,018	36,136	—	1,075,490	—	49,424	230,120	1,256,186	872,053

Total	408,453,008	(11,218,254)	33,732,196	21,432,981	2,191,553	99,565,620	(852,230)	19,626,819	28,981,182	108,067,753	299,274,663

(1)	Includes write-off of fully depreciated items and finalized constructions.

F-6
0

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property, it was determined that the carrying amount of some properties mentioned below exceeded their recoverable value, and, as a result, the carrying amount were written down to the recoverable value. The impairment loss is disclosed in Note 34 – Depreciation and amortization, Loss from sale or impairment of property and equipment.
The impairment for assets recorded under the item “Property and equipment” is disclosed below:

	Impairment
Properties	December 31, 2023	December 31, 2022
Real Estate - Balvanera	(715,099)	—
Real Estate - Libertador	(581,844)	(1,091,829)
Real Estate - Local 1 Puerto Madero	(299,904)	(412,880)
Real Estate - Local 5 Puerto Madero	(220,169)	(257,704)
Real Estate - Cerro Las Rosas	(72,545)	(155,386)
Real Estate - Mar del Plata	(70,756)	(30,231)
Real Estate - Lavallol	(45,851)	(66,958)
Real Estate – La Plata	(41,511)	—
Real Estate – Monte Grande	(39,227)	(298,230)
Real Estate - Bahía Blanca	(14,750)	(32,511)
Real Estate - Caleta Olivia, Santa Cruz	—	(74,473)

TOTAL	(2,101,656)	(2,420,202)

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
Below are the changes in investment properties:

		Impairment	Depreciation
	Cost as of December 31, 2022	L oss	Accumulated as of December 31, 2022	For the period	Accumulated as of December 31, 2023	Carrying amount as of December 31, 2023
Real estate	64,773,716	238,314	3,309,546	1,072,992	4,382,538	60,152,864

Total	64,773,716	238,314	3,309,546	1,072,992	4,382,538	60,152,864

				Depreciation
	Cost as of December 31, 2021	Transfer from property and equipment	Additions	Accumulated as of December 31, 2021	Transfer from property and equipment	For the period	Accumulated as of December 31, 2022	Carrying amount as of December 31, 2022
Real estate	18,498,773	11,218,254	35,056,689	1,514,331	852,230	942,985	3,309,546	61,464,170

Total	18,498,773	11,218,254	35,056,689	1,514,331	852,230	942,985	3,309,546	61,464,170

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
non-financial
assets.

F-6
1

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

The impairment for assets recorded under the item “Investment properties” is disclosed below:

	Impairment
	December 31, 2023	December 31, 2022
Real Estate - Viamonte	(238,314)	—

Total	(238,314)	—

14. Intangible assets
Below are the changes in the items:

				Amortization
	Cost as of December 31, 2022	Additions	Disposals (1)	Accumulated as of December 31, 2022	Disposals (1)	For the period	Accumulated as of December 31, 2023	Carrying amount as of December 31, 2023
Software	36,890,044	8,804,083	3,919,986	6,940,402	2,031,095	3,727,340	8,636,647	33,137,494

Total	36,890,044	8,804,083	3,919,986	6,940,402	2,031,095	3,727,340	8,636,647	33,137,494

				Amortization
	Cost as of December 31, 2021	Additions	Disposals (1)	Accumulated as of December 31, 2021	Disposals (1)	For the period	Accumulated as of December 31, 2022	Carrying amount as of December 31, 2022
Software	28,495,777	17,369,505	8,975,238	6,199,731	1,308,367	2,049,038	6,940,402	29,949,642

Total	28,495,777	17,369,505	8,975,238	6,199,731	1,308,367	2,049,038	6,940,402	29,949,642

(1)	Includes write-off of fully depreciated items.
15. Other assets

	December 31, 2023	December 31, 2022
Prepayments	12,331,086	11,108,553
Advances to personnel	8,507,271	4,974,194
Tax advances	7,549,348	7,929,208
Advances to suppliers of goods	6,602,413	2,805,346
Other miscellaneous assets	1,148,750	1,552,687
Foreclosed assets	79,042	82,024
Others	7,873,767	833,964

TOTAL	44,091,677	29,285,976

F-6
2

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

16.
Non-current
assets held for sale
Includes certain real property assets located in Argentina that the Board of Directors are committed to sale in the short-term.

	December 31, 2023	December 31, 2022
Real Estate held for sale - Fisherton	478,476	453,724
Real Estate held for sale - Mendoza	155,915	154,682
Real Estate held for sale - Villa Lynch	125,301	—
Real Estate held for sale - Bernal	92,503	92,503

TOTAL	852,195	700,909

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property, it was determined that the carrying amount of the properties mentioned below exceeds its recoverable value, and, as a result, their carrying amount needs to be written down to the recoverable value. The impairment loss is disclosed in Note 30 – Other operating income, Other operating income.
The impairment for
non-current
assets held for sale is reported below:

	December 31, 2023	December 31, 2022
Real Estate held for sale - Fisherton	(247,694)	(272,440)
Real Estate held for sale - Mendoza	—	(1,233)

TOTAL	(247,694)	(273,673)

17. Financial liabilities at fair value through profit or loss
17.1. Derivatives

	December 31, 2023	December 31, 2022
Foreign Currency Forwards (1)	2,145,218	1,041,154

TOTAL	2,145,218	1,041,154

(1)	The notional amounts are disclosed in note 5.2.

F-6
3

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

17.2. Trading liabilities

	December 31, 2023	December 31, 2022
Short sold positions	10,330,335	—

TOTAL	10,330,335	—

18. Financial liabilities at amortized cost
18.1. Banks loans

	December 31, 2023	December 31, 2022
Local financial institutions	25,408,573	59,869,301
Foreign financial institutions	2,672,067	1,742,790
BCRA	109,327	274,027

TOTAL	28,189,967	61,886,118

18.2. Deposits from customers

	December 31, 2023	December 31, 2022
Savings Accounts	1,720,155,659	1,554,031,357
Time deposits	759,922,833	1,291,627,672
Currents accounts	913,661,955	789,303,857
Investment accounts	182,126,911	392,200,392
Other	26,832,638	32,945,855

TOTAL	3,602,699,996	4,060,109,133

18.3. Other financial liabilities

	December 31, 2023	December 31, 2022
Obligations for financing of purchases (1)	281,206,479	257,172,322
Funds collected under AFIP´s instructions	73,877,385	14,575,775
Collections and other transactions on behalf of third parties	40,802,915	26,246,841
Lease liabilities (See Notes 2.3.8 and 39)	23,508,830	12,850,898
Creditors for spot transactions pending settlement	1,108,960	20,427,763
Accrued commissions payable	12,852	127,187
Other	27,741,029	37,404,644

TOTAL	448,258,450	368,805,430

(1)	Includes payables to merchants acquirers as a result of purchases made by the holders of the Bank’s credit cards.

F-6
4

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

19. Debt securities issued

					Carrying amount as of
Detail	Issuance date	Nominal Value	Maturity date	Annual Nominal Rate (1)	December 31, 2023	December 31, 2022
Class 8 Volkswagen Financial Services	September 30, 2020	—	March 30, 2023	Tasa UVA (class 8)	—	186,843
Class 10 Volkswagen Financial Services	October 12, 2023	10,000,000	October 12, 2024	BADLAR + 4.5% (class 10)	10,000,000	—
				Total Principal	10,000,000	186,843
				Interest / principal adjustments accrued	2,816,710	408,511

				Total	12,816,710	595,354

(1)
Definitions:
UVA: It is a unit of measure that is updated daily according to the Reference Stabilization Coefficient (CER), based on the consumer price index.
BADLAR (Buenos Aires Deposits of Large Amount Rate), is the interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.
20. Provisions
The Group, as a result of the ordinary course of its business, may be a party to legal lawsuits of a labor, commercial, tax and regulatory nature. A provision is recognized whenever the loss is classified as probable.

•	Financial guarantees and loan commitments: reflects the ECL arising from financial guarantees issued, unused balances of checking account overdrafts, credit cards and other loan commitments.

•	Other provisions: reflects the estimated amounts to pay class actions, labour, tax and commercial claims as well as other miscellaneous complaints.

	December 31, 2023	December 31, 2022
Financial guarantees and loan commitments	5,972,370	8,389,890
Other provisions	14,751,393	18,607,266
Provisions commercial claims	9,050,746	10,887,030
Provisions tax claims	1,930,268	1,852,273
Provisions labor-related	912,890	1,914,601
Others	2,857,489	3,953,362

TOTAL	20,723,763	26,997,156

F-6
5

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont .)

Changes in fiscal year 2023 and 2022 are included below:

Accounts	Balances as of December 31, 2022	Increases	Provision reversals	Provisions used	Inflation adjustment	Balances as of December 31, 2023
Financial guarantees and loan commitments	8,389,890	4,849,781	—	—	(7,267,301)	5,972,370
Other provisions	18,607,266	16,490,255	(104,110)	(4,908,103)	(15,333,915)	14,751,393
Provisions commercial claims	10,887,030	10,922,759	—	(3,631,466)	(9,127,577)	9,050,746
Provisions labor-related	1,914,601	1,625,231	—	(1,086,102)	(1,540,840)	912,890
Provisions tax claims	1,852,273	1,287,530	—	(35,933)	(1,173,602)	1,930,268
Others	3,953,362	2,654,735	(104,110)	(154,602)	(3,491,896)	2,857,489

TOTAL PROVISIONS	26,997,156	21,340,036	(104,110)	(4,908,103)	(22,601,216)	20,723,763

Accounts	Balances as of December 31, 2021	Increases	Provision reversals	Provisions used	Inflation adjustment	Balances as of December 31, 2022
Financial guarantees and loan commitments	5,178,233	6,367,666	—	—	(3,156,009)	8,389,890
Provisions for reorganization	8,149,225	7,391,880	(709,547)	(11,531,927)	(3,299,631)	—
Other provisions	20,721,559	12,807,843	(5,444)	(2,641,073)	(12,275,619)	18,607,266
Provisions commercial claims	14,746,706	6,047,174	—	(1,272,083)	(8,634,767)	10,887,030
Provisions labor-related	1,721,074	2,074,034	—	(931,876)	(948,631)	1,914,601
Provisions tax claims	1,955,093	1,274,322	—	(411,392)	(965,750)	1,852,273
Others	2,298,686	3,412,313	(5,444)	(25,722)	(1,726,471)	3,953,362

TOTAL PROVISIONS	34,049,017	26,567,389	(714,991)	(14,173,000)	(18,731,259)	26,997,156

The expected terms to settle these obligations are as follows:

December 31, 2023
Provisions	Within 12 months	After 12 months
Financial guarantees and loan commitments	5,972,370	—
Other provisions	10,525,110	4,226,283
Provisions commercial claims	8,220,748	829,998
Provisions labor-related	183,691	729,199
Provisions tax claims	834,422	1,095,846
Others	1,286,249	1,571,240

December 31, 2022
Provisions	Within 12 months	After 12 months
Financial guarantees and loan commitments	8,389,890	—
Other provisions	6,142,604	12,464,662
Provisions comercial claims	2,537,537	8,349,493
Provisions labor-related	363,065	1,551,536
Provisions tax claims	1,852,273	—
Others	1,389,729	2,563,633
The Group’s management and legal advisors consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these consolidated Financial Statements.

F-6
6

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Possible contingencies
Contingent liabilities have not been recognized in these financial statements and correspond to 137 claims received (in court or administrative proceedings), that have arisen in the Bank’s ordinary course of business. The estimated amount of said claims amounts to 168,338 of which an outflow of funds is estimated for approximately 142,601 in the next 12 months. These claims are primarily related to leasing claims, petitions to secure evidence, and labor claims. The Group’s management and legal advisors consider that the probability of these cases resulting in an outflow of resources is possible, but not probable, and that the potential cash disbursements should not be material.
21. Other liabilities

	December 31, 2023	December 31, 2022
Miscellaneous creditors	128,061,537	118,403,107
Short term personnel benefits	61,020,467	54,447,943
Advance collections	49,301,721	61,133,593
Other collections and withholdings	41,984,520	54,506,264
Other taxes payable	34,105,197	22,043,383
Long term personnel benefits	3,194,628	2,853,328
Contract liabilities	1,703,110	1,400,224
Termination benefits payable	1,161,537	2,794,954
Social security payable	370,937	955,007
D ividends payable (see Note 41)	—	46,196,400
Other	2,114,519	1,767,238

TOTAL	323,018,173	366,501,441

22. Capital and Reserves

•	Share capital

Quantity of shares at December 31, 2023				Share capital December 31, 2023
Class	Quantity	Nominal value per share	Votes per share	Shares outstanding	Paid-in (1)

Ordinary	612,710,079	1	1	612,710	612,710

(1)	Registered with the Public Registry of Commerce.
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

7

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

•	Share premium
The share premium account represents the difference between the par value of the shares issued and the subscription price.

•	Inflation adjustment to share capital and premium
It comprises the cumulative monetary inflation adjustment on the share capital and share premium based on the IAS 29 restatement process described in note 2.1.5. and BCRA requirements.

•	Other comprehensive income (OCI)

•	Fair value reserve: the fair value reserve comprises the cumulative net change in the fair value of financial assets measured at FVOCI, net of the related income tax.

•	Share of OCI from associates and joint ventures: c orresponds to the Bank’s participation in the OCI of its associates and joint ventures.

•	Legal reserve
BCRA regulations establish that 20% of net income as determined in accordance with BCRA Generally Accepted Accounting Principles (BCRA GAAP), should be allocated to the legal reserve (See Note 41.a)).

•	Other reserves
Set up to fulfil the requirement of the Argentine National Securities Commission (CNV, as per its Spanish acronym) where by the entire balance of retained earnings determined in accordance with BCRA GAAP needs to be allocated by the shareholders’ meeting to cash dividends, dividends in shares, set up reserves other than the legal reserve, or a combination there of.

•	Optional Reserve: includes all other reserves that are established by express will social.

•
Reserve for first-time a Application of IFRS: originated in the differences in valuation of assets and liabilities in accordance with international financial reporting standards at the time of initial adoption.

23. Analysis of changes in financing activities during the year
The following chart provides a reconciliation between the opening and closing balances for the main liabilities arising from financing activities:

	2023	2022
Debt securities issued and lease liabilities
Opening balance	13,446,252	20,774,542
New borrowings	23,703,308	5,481,451
Debt payments	(565,420)	(2,327,802)
Payment of lease liabilities	(6,227,606)	(6,673,616)
Non-cash changes
Interests and adjustments accrued	24,125,317	16,029,079
Inflation effect on debt securities issued and lease liabilities	(18,156,311)	(19,837,402)

Closing balance	36,325,540	13,446,252

F-
68

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

24. Net interest income
24.1. Interest income

	2023	2022	2021
Interest from government securities	1,148,563,753	798,761,165	324,244,033
Premium for reverse repurchase agreements	388,218,226	99,209,289	228,093,675
CER clause adjustment (1)	378,917,667	255,612,556	111,126,397
Interest from commercial papers	332,571,766	123,306,207	89,199,264
Interest from credit card loans	280,546,581	194,999,904	155,021,093
Interest from overdrafts	175,982,067	89,584,141	51,366,573
Interest from other loans	169,865,129	138,280,663	103,005,923
Interest from consumer loans	130,268,098	99,886,476	88,207,800
UVA clause adjustment (2)	111,676,303	97,727,166	84,583,069
Interest from pleage loans	36,795,436	33,043,342	33,786,748
Interest from financial leases	9,455,935	6,140,145	5,805,600
Interest from mortgage loans	6,461,673	9,474,404	10,442,566
Interest on loans to the financial institutions	6,405,275	7,770,983	5,732,491
Interest from private securities	3,463,339	2,064,035	950,574
Interest from loans for the prefinancing and financing of exports	2,404,576	2,260,264	5,936,147
Interest from cash and bank deposits	4,560	—	—
Other financial interest income	2,346,272	1,710,489	5,247,570

TOTAL	3,183,946,656	1,959,831,229	1,302,749,523

(1)	CER (Reference stabilitation coefficient) adjustment clause based on the variation of the consumer price index.
(2)	UVA (Purchasing Value Unit): It is a unit of measure that is updated daily according to the CER.
24.2. Interest expenses

	2023	2022	2021
Interest from time deposits	1,163,622,989	666,796,740	414,778,905
Interest from current and savings accounts deposits	318,699,068	128,512,077	86,892,920
UVA clause adjustment (1)	42,734,378	78,198,789	28,655,063
Interest from bank loans	25,305,718	27,087,785	16,185,121
Interest from other financial liabilities	4,614,829	2,097,053	5,120,469
Interest on the lease liability	1,699,151	1,935,792	2,812,644
Premium for reverse repurchase agreements	24,987	83,678	17,173
Other financial interest expense	13,162	19,379	25,908

TOTAL	1,556,714,282	904,731,293	554,488,203

(1)	UVA (Purchasing Value Unit): It is a unit of measure that is updated daily according to the CER.

F-
69

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

25. Fee and commission income

	2023	2022	2021
Linked to credit cards	116,614,858	96,446,245	96,349,100
Linked to deposits and oth er	84,330,593	105,117,264	102,177,447
Linked to loans and other	25,720,503	20,710,903	16,740,732
From foreign currency transactions	10,834,946	10,966,990	12,482,747
Insurance agent fee s	9,635,209	10,964,732	11,961,149
Linked to securities	6,693,634	2,826,789	3,514,269
Fees linked to loan commitments	407,453	—	—
From guarantees granted	105,462	11,067	57,020

TOTAL	254,342,658	247,043,990	243,282,464

26. Fee and commission expense

	2023	2022	2021
For credit and debit cards	67,777,600	71,874,724	72,598,091
For foreign trade transactions	18,507,530	3,068,814	3,093,282
For promotions and other	11,650,892	8,136,693	9,553,506
Linked to transactions with securities	67,420	48,894	72,604
Other commission expenses	17,383,867	18,354,987	14,397,779

TOTAL	115,387,309	101,484,112	99,715,262

27. (Losses)/Gains on financial assets and liabilities at fair value through profit or loss, net

	2023	2022	2021
Gain from foreign currency forward transactions	23,533,993	4,646,318	19,649,692
Gain from the sale of financial assets	—	1,557,976	—
Interest rate swaps	(177,777)	314,816	294,256
Loss from put options	(522,183)	(107,924)	(7,170,021)
(Loss) Income from debt and equity instruments	(43,527,016)	39,994,694	11,629,556

TOTAL	(20,692,983)	46,405,880	24,403,483

28.
Gains/(Losses) on derecognition of financial assets not measured at fair value through profit or loss, net

	2023	2022	2021
Income/(Loss) from sale of government securities	33,186,455	676,393	(738,604)
Income/(Loss) from sale of private securities	7,404,167	226,523	(3,251)

TOTAL	40,590,622	902,916	(741,855)

F-7
0

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

29. Exchange differences, net

	2023	2022	2021
Conversion of foreign currency assets and liabilities into pesos	170,534,409	(13,756,414)	(6,629,645)
Income from trading in foreign currency	39,575,648	38,908,589	40,232,740

TOTAL	210,110,057	25,152,175	33,603,095

30. Other operating income

	2023	2022	2021
Adjustments and interest on miscellaneous receivables	27,530,770	21,267,898	15,317,617
Rental of safe deposit boxes	8,069,353	9,109,074	9,707,584
Fees expenses recovered	2,339,878	2,569,661	2,344,644
Proceeds from electronic transactions	1,098,672	1,141,101	1,280,231
Income related to foreign trade	901,679	1,084,258	1,511,289
Gain from the sale of non-current assets held for sale	—	1,420,141	—
Result for initial recognition of Argentine Government Securities	—	—	92,780
Other operating income	27,307,565	29,308,178	19,462,414

TOTAL	67,247,917	65,900,311	49,716,559

31. Other operating expenses

	2023	2022	2021
Turnover tax	203,493,961	127,248,778	103,330,661
Provisions for legal and administrative proceedings	15,905,318	12,102,734	1,476,764
Loss on initial recognition of loans bearing below market interest rate	11,671,162	13,100,574	11,940,628
Contributions to the Deposits Guarantee Fund (Note 43)	5,728,161	6,330,105	6,830,968
Expected credit losses on financial guarantee and loan commitments	4,849,781	6,367,666	4,305,070
Damage claims	2,544,611	4,604,462	1,900,080
Loss from sale or impairment of investment properties and other non-financial assets	238,314	37,562	236,113
Provisions for reorganization	—	7,391,880	13,737,124
Other operating expenses	18,173,651	15,017,822	20,616,759

TOTAL	262,604,959	192,201,583	164,374,167

F-7
1

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

32. Personnel benefits

	2023	2022	2021
Salaries	124,626,413	116,592,289	113,477,115
Other short term personnel benefits	66,174,342	43,038,362	32,806,821
Social security charges	40,872,783	36,578,358	33,654,333
Personnel compensations and rewards	7,669,538	8,881,142	4,525,387
Personnel services	5,137,521	4,709,035	3,562,198
Termination benefits	477,840	698,306	786,555
Fees to Bank Directors and Supervisory Committee	329,204	357,466	397,882
Other long term benefits	3,142,882	1,188,228	1,125,742

TOTAL	248,430,523	212,043,186	190,336,033

33. Other administrative expenses

	2023	2022	2021
Taxes	52,718,652	45,028,114	41,596,363
Rent	33,994,508	32,689,896	24,809,117
Administrative services hired	30,476,143	19,300,322	19,402,898
Maintenance costs	21,248,132	20,605,053	21,636,474
Armored transportation services	20,868,537	22,656,053	24,967,609
Advertising	13,742,372	10,927,305	9,569,072
Electricity and communications	8,381,378	7,721,326	8,636,952
Other fees	7,298,122	7,097,728	8,377,297
Security services	5,838,983	5,602,508	6,472,158
Insurance	1,933,567	2,010,411	2,311,562
Representation, travel and mobility	1,595,378	2,004,805	987,006
Stationery and supplies	376,081	266,751	390,584
Other administrative expenses	50,663,803	35,929,542	27,179,836

TOTAL	249,135,656	211,839,814	196,336,928

34. Depreciation and amortization

	2023	2022	2021
Depreciation of property and equipment (See Note 13 .1 )	20,672,963	22,694,895	25,609,369
Amortization of intangible assets (See Note 14)	3,727,340	2,049,038	1,311,756
Amortization of rights to use leased real estate (See Note 13 .1 )	2,401,985	6,286,287	6,331,675
Depreciation of investment properties (See note 13.2)	1,072,992	942,985	322,980
Loss from sale or impairment of property and equipment (See Note 1 3.1 )	797,137	2,191,553	228,652
Depreciation of other assets	4,903	6,499	54,562

TOTAL	28,677,320	34,171,257	33,858,994

F-7
2

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

35. Financial instruments risks
Presentation of Risk Management and Risk-Weighted Assets (RWA)
Strategies and processes
The purpose of the organization is based on assuming a prudential level of risks in order to generate yields and keep acceptable levels of capital and funding, and generate benefits on a recurring basis. Therefore, it is vital that the teams assigned to risk management are highly trained professionals.
The General Risks Policy of BBVA Argentina expresses the levels and types of risk the Entity is willing to take to carry out its strategic plan, with no relevant deviations, even under stress conditions. Along this line, the process for risks management is comprehensive and proportional to the economic size and importance of the financial institution.
To achieve its goals, BBVA Argentina uses a management model with two guiding principles for the decision-making process:

•	Prudential analysis: related to the management of the various risks acknowledged by the Entity.

•	Anticipation: it refers to the capacity to make decisions foreseeing relevant changes in the environment, the competition and customers that may have an impact in the mid-term.
This process is adequate, sufficiently proven, duly documented and periodically reviewed based on the changes to the Entity’s risk profile and the market.
In this regard, the Board of Directors and the Senior Management are highly committed to the identification, evaluation, follow-up, control and mitigation of significant risks. These bodies periodically review credit, financial and operational risks, which may potentially affect the success of BBVA Argentina’s activities, and place special emphasis on strategic, reputation and concentration risks.
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

F-7
3

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Cross-Control Areas
Internal Control and Compliance Department - has the following main functions: to ensure that there is a sufficient internal regulatory framework; a process and measures defined for each type of risk; to control its application and operation; and to ensure that an assessment is made of the existence of a control environment and its adequate implementation and operation.
Model Validation - Internal Control and Compliance Department - who ensures that BBVA Argentina’s internal statistical risk models are adequate for their use, and must issue a well-founded and updated opinion on their adequate use.
The control and monitoring areas are in charge of giving cohesion to credit risk management and ensuring that the management of the rest of the critical risks for the Bank is carried out in accordance with the established standards.
Finally, Internal Audit, transversal to the business and support units.
Risk Appetite Framework
Risk appetite is a key element which provides the Group with a comprehensive framework to determine the risks and level of risks, expressed in terms of capital, liquidity, profitability, income recurrence, risk costs or other metrics.
Risk appetite is expressed through a statement containing the general principles for the Group’s strategy and quantitative metrics.
Stress Testing
In compliance with the provisions on “guidelines for risk management in Financial Institutions” set forth by the Argentine Central Bank, the Entity has developed a stress test program, within the Entity’s comprehensive risk management.
Stress test means the evaluation of the Entity’s financial position under an adverse but plausible scenario, which requires the simulation of scenarios to estimate the potential impact on the value of portfolios, profitability, solvency and liquidity for the purposes of identifying latent risks or detecting vulnerabilities.
Credit risk
The Bank defines credit risk as the possibility to sustain losses as a result of a debtor’s or counterparty’s noncompliance with the contractual obligations assumed.
Credit risk is present in on and off-balance sheet transactions, as well as settlement risk , that is to say, when a financial transaction cannot be completed or settled as agreed. Credit risk losses arise from a debtor’s or counterparty’s noncompliance with its obligations. Also, it takes into consideration several types of risks, such as country risk, and counterparty credit risk.
BBVA Argentina defines country risk as the risk of sustaining losses generated in investments and loans to individuals, companies, and governments due to the incidence of economic, political, and social events occurring in a foreign country.
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
Origination
BBVA Argentina has credit risk origination policies in place, to define the criteria to obtain quality assets, establish risk tolerance levels and alignment of the credit activities with the strategy of BBVA Argentina and in accordance with the Group. The policy of accepting risks is therefore organized into three different levels within the Group:

•	Analysis of the financial risk of the transaction, based on the debtor’s capacity for repayment or funds generation.

•	The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees.

•	Assessment of the repayment risk (asset liquidity) of the guarantees received.

F-74

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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

•	Progress of Risks.

•	Payment Schedules.

•	Ratings.

•	Dashboard.

•	Early Alerts System.

•	Quarterly tools follow-up sheet.

F-75

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Exposure to credit risk
The Group’s credit risk exposure of financial assets, loan commitments and financial guarantees
under IFRS 9 with stage allocation by asset classification as of December 31, 2023 and 2022 is provided below:

Credit risk exposure	December 31, 2023	Stage 1	Stage 2	Stage 3
Cash and cash equivalents	415,678,677	415,678,677	—	—

Financial assets at amortized cost	3,492,654,055	3,154,006,364	303,440,509	35,207,182

Debt securities	96,681,440	—	96,681,440	—

Wholesale	1,221,331,138	1,129,949,339	85,843,115	5,538,684

- Business	528,849,835	504,743,775	19,918,423	4,187,637
- Corporate and Investment Banking	362,392,695	311,601,170	50,791,308	217
- Institutional and international	10,319	3,685	1,537	5,097
- MSMEs	159,206,280	142,728,700	15,131,847	1,345,733
- Others	170,872,009	170,872,009	—	—

Retail	972,219,682	821,635,230	120,915,954	29,668,498

- Advances	1,909,410	1,166,156	377,016	366,238
- Credit cards	674,523,874	582,116,623	78,202,893	14,204,358
- Personal loans	153,475,842	131,013,331	11,302,243	11,160,268
- Pledge loans	47,968,181	46,532,007	653,277	782,897
- Mortgages	90,404,966	58,129,217	29,121,012	3,154,737
- Receivables from financial leases	2,177,565	2,163,236	14,329	—
- Others	1,759,844	514,660	1,245,184	—

Reverse repurchase agreements	1,202,421,795	1,202,421,795	—	—

- BCRA repos	1,202,421,795	1,202,421,795	—	—

Financial assets at fair value through other comprehensive income	841,884,579	192,781,776	649,102,803	—

Debt securities	841,884,579	192,781,776	649,102,803	—

Total financial assets risk	4,750,217,311	3,762,466,817	952,543,312	35,207,182

Loan commitments and financial guarantees	647,025,344	585,414,818	61,403,032	207,494

Wholesale	241,347,117	217,735,177	23,589,353	22,587

- Business	96,632,508	83,741,932	12,885,097	5,479
- Corporate and Investment Banking	95,868,758	92,737,597	3,131,153	8
- Institutional and international	35,404,046	31,588,932	3,815,114	—
- MSMEs	13,441,805	9,666,716	3,757,989	17,100

F-7
6

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Credit risk exposure	December 31, 2023	Stage 1	Stage 2	Stage 3
Retail	405,678,227	367,679,641	37,813,679	184,907

- Advances	13,284,965	12,787,853	494,004	3,108
- Credit cards	390,703,870	353,899,032	36,679,554	125,284
- Mortgages	1,598,766	913,866	628,385	56,515
- Others	90,626	78,890	11,736	—

Total loan commitments and financial guarantees	647,025,344	585,414,818	61,403,032	207,494

Total credit risk exposure	5,397,242,655	4,347,881,635	1,013,946,344	35,414,676

Credit risk exposure	December 31, 2022	Stage 1	Stage 2	Stage 3
Cash and cash equivalents	556,906,904	556,906,904	—	—

Financial assets at amortized cost	2,783,507,847	2,401,123,764	343,206,765	39,177,318

Debt securities	138,659,964	—	138,659,964	—

Wholesale	1,214,785,498	1,155,211,671	53,184,583	6,389,244

- Business	524,857,823	489,222,837	30,582,887	5,052,099
- Corporate and Investment Banking	352,986,681	334,163,826	18,822,815	40
- Institutional and international	188,578	8,729	178,046	1,803
- MSMEs	153,825,763	148,889,626	3,600,835	1,335,302
- Others	182,926,653	182,926,653	—	—

Retail	1,266,372,541	1,082,222,249	151,362,218	32,788,074

- Advances	3,354,887	1,837,008	987,944	529,935
- Credit cards	822,762,185	707,207,058	102,601,449	12,953,678
- Personal loans	220,915,565	194,713,429	13,703,503	12,498,633
- Pledge loans	84,573,077	79,746,567	2,299,056	2,527,454
- Mortgages	131,979,055	95,975,191	31,729,028	4,274,836
- Receivables from financial leases	2,688,360	2,643,692	41,130	3,538
- Others	99,412	99,304	108	—

Reverse repurchase agreements	163,689,844	163,689,844	—	—

- BCRA repos	163,689,844	163,689,844	—	—

Financial assets at fair value through other comprehensive income	1,922,232,186	1,478,379,540	443,852,646	—

Debt securities	1,922,232,186	1,478,379,540	443,852,646	—

Total financial assets risk	5,262,646,937	4,436,410,208	787,059,411	39,177,318

7

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Credit risk exposure	December 31, 2022	Stage 1	Stage 2	Stage 3
Loan commitments and financial guarantees	664,472,529	606,937,314	57,326,255	208,960

Wholesale	124,191,534	109,972,663	14,184,466	34,405

- Business	46,597,993	38,071,627	8,513,906	12,460
- Corporate and Investment Banking	54,373,985	51,837,248	2,536,737	—
- Institutional and international	11,467,755	9,147,894	2,319,861	—
- MSMEs	11,751,801	10,915,894	813,962	21,945

Retail	540,280,995	496,964,651	43,141,789	174,555

- Advances	30,487,566	29,181,844	1,301,474	4,248
- Credit cards	507,464,932	466,048,328	41,291,086	125,518
- Mortgages	2,108,796	1,528,230	535,777	44,789
- Others	219,701	206,249	13,452	—

Total loan commitments and financial guarantees	664,472,529	606,937,314	57,326,255	208,960

Total credit risk exposure	5,927,119,466	5,043,347,522	844,385,666	39,386,278

Information on the credit quality of assets
The Group’s credit quality analysis of financial assets under IFRS 9 with risk allocation as of December 31, 2023 and 2022 is provided below:

Credit quality analysis	December 31, 2023	December 31, 2022
Cash and cash equivalents
- Low risk (PD < 2.3%)	415,678,677	556,906,904

Total cash and cash equivalents	415,678,677	556,906,904

Wholesale
- Low risk (PD < 4%)	1,254,676,711	1,167,991,905
- Medium risk (PD ≥ 4% to < 24%)	166,178,544	112,799,574
- High risk (PD ≥ 24% to < 100% or Individually Stage 2)	36,261,729	51,761,904
- Non performing (PD = 100% or Individually Stage 3)	5,561,271	6,423,649

Total wholesale	1,462,678,255	1,338,977,032

Retail
- Low risk (PD < 2.3%)	1,075,897,337	1,379,787,080
- Medium risk (PD ≥ 2.3% to < 29%)	266,128,432	375,330,757
- High risk (PD ≥ 29% to < 100% or Individually Stage 2)	6,018,735	18,573,070
- Non performing (PD = 100% or Individually Stage 3)	29,853,405	32,962,629

Total retail	1,377,897,909	1,806,653,536

Reverse repurchase agreement
- BCRA repos (CCC+)	1,202,421,795	163,689,844

Total reverse repurchase agreement	1,202,421,795	163,689,844

Debt securities
- BCRA Liquidity Bills (CCC+)	174,330,520	1,466,786,104
- Government securities (CCC-)	752,062,939	582,512,610
- Corporate bonds (B)	12,085,356	11,593,436
- Corporate bonds (B-)	87,204	—

Total debt securities	938,566,019	2,060,892,150

Total credit risk exposure	5,397,242,655	5,927,119,466

F-
78

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

The amounts included in the table above represent the Entity’s maximum exposure to credit risk as of December 31, 2023 and 2022, without taking account of any collateral held or other credit enhancements. In order to mitigate credit risk, the following table shows the net credit risk exposure as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Maximum exposure to credit risk	5,397,242,655	5,927,119,466
Collateral held or other credit enhancements	(2,164,506,418)	(1,089,537,232)

Total net credit risk exposure	3,232,736,237	4,837,582,234

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
The following are the principal types of collateral managed by BBVA Argentina:

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
Hedging based on netting of on and off-balance sheet transactions
The Entity, within the limits defined by regulations regarding netting, negotiates with its customers the execution of master agreements (for instance, ISDA or CMOF) for the derivatives business, including the netting of off-balance sheet transactions.
The wording of each agreement determines in each case the transaction subject to netting. The reduction in the exposure of counterparty risk arising from the use of mitigation techniques (netting plus use of collateral agreements) implies a decrease in total exposure (current market value plus potential risk).

F-
79

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
The main market risk factors the Group is exposed to are as follows:

•	Interest rate risk: From exposure to changes in the various interest rate curves.

F-8
0

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
The market risk measurement perimeter is the trading portfolio (trading book) managed by the Global Markets unit. This portfolio mainly consists of:

•	Argentine Government Securities.

•	BCRA Liquidity Bills

•	Corporate Bonds.

•	Foreign exchange spot.

•	Derivatives (Exchange rate Futures and Forwards and Interest rate swaps).
The following tables show the trading portfolio total VaR and VaR per risk factors based on daily VaR information:
VaR (in millions of pesos)

	Year ended December 31, 2023	Year ended December 31, 2022
Average	303.54	141.13
Minimum	24.49	48.71
Maximum	1,586.80	263.07
Closing	296.22	112.22
VaR per risk factors – (in millions of pesos)

VaR interest rate	Year ended December 31, 2023	Year ended December 31, 2022
Average	336.97	157.79
Minimum	29.58	49.32
Maximum	2,163.96	298.07
Closing	298.78	121.29

F-8
1

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

VaR foreign exchange rate	Year ended December 31, 2023	Year ended December 31, 2022
Average	7.24	1.05
Minimum	0.29	-0.47
Maximum	190.63	65.11
Closing	12.28	0.15
Currency risk
The position in foreign currency is shown below:

	Total as of December 31, 2023	As of December 31, 2023 (per currency)				Total as of December 31, 2022
		US Dollar	Euro	Real	Other
ASSETS
Cash and cash equivalents	1,076,719,793	1,041,165,789	32,597,593	494,680	2,461,731	773,572,820
Financial assets at fair value through profit or loss - Debt securities	225,199,948	225,199,948	—	—	—	10,961,484
Other financial assets	80,696,615	80,681,827	14,788	—	—	59,884,911
Loans and advances	196,957,836	196,589,749	368,087	—	—	119,996,346
Financial assets at fair value through other comprehensive income - Debt securities	74,070,243	74,070,243	—	—	—	17,022,612
Financial assets at fair value through other comprehensive income - Equity instruments	432,216	404,468	27,748	—	—	187,625

TOTAL ASSETS	1,654,076,651	1,618,112,024	33,008,216	494,680	2,461,731	981,625,798

LIABILITIES
Deposits	1,281,848,662	1,263,551,944	18,296,718	—	—	890,641,779
Other financial liabilities	79,930,161	73,958,024	5,400,352	—	571,785	68,186,188
Bank loans	3,119,096	2,800,253	318,843	—	—	3,455,761
Other liabilities	61,891,994	38,792,328	23,099,666	—	—	36,704,866

TOTAL LIABILITIES	1,426,789,913	1,379,102,549	47,115,579	—	571,785	998,988,594

NET ASSETS / (LIABILITIES)	227,286,738	239,009,475	(14,107,363)	494,680	1,889,946	(17,362,796)

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
Within the core metrics used for measurement,
follow-up
and control, the following stand out:

•	Margin at Risk (MaR): quantifies the maximum loss which may be recorded in the financial margin projected for 12 months under the worst case scenario of rate curves for a certain level of confidence.

F-8
2

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

•	Economic Capital (EC): quantifies the maximum loss which may be recorded in the economic value of the Group under the worst case scenario of rate curves for a certain level of confidence.
The Group additionally carries out an analysis of sensitivity of the economic value and the financial margin for parallel variations by +/- 100 basis points over interest rates.
The following table shows the sensitivity of the economic value (SEV), to +100 basis points variation presented as a proportion of Core Capital:
SEV +100 bps

	December 31, 2023	December 31, 2022
Closing	1.09%	0.62%
Minimum	0.67%	0.62%
Maximum	1.09%	1.42%
Average	0.79%	1.00%
The following table shows the sensitivity of the financial margin (SFM), to
-100
basis points variation presented as a percentage of
12-month
forecast net interest income:
SFM
-100
bps

	December 31, 2023	December 31, 2022
Closing	0.30%	0.47%
Minimum	0.11%	0.43%
Maximum	0.35%	1.01%
Average	0.24%	0.75%
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
Below are the Bank’s LtSCD ratios as of the dates indicated:

	December 31, 2023	December 31, 2022
LtSCD Closing	59.7%	58.0%
Max	80.3%	62.8%
Min	58.2%	54.6%
Avg	62.7%	58.6%

F-8
3

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

LCR: (Liquidity Coverage Ratio), BBVA Argentina calculates the liquidity coverage coefficient daily by measuring the relation between high quality liquid assets and total net cash outflows during a
30-day
period.
Below are the Bank’s LCR ratios as of the dates indicated:

	December, 2023	December, 2022
LCR Closing	271%	348%
Max	433%	348%
Min	151%	223%
Avg	246%	278%
The following chart shows the concentration of deposits as of December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	550,858,950	15.14%	304,614,921	7.45%
50 following largest customers	392,517,039	10.79%	439,358,749	10.74%
100 following largest customers	186,621,640	5.13%	166,445,085	4.07%
Rest of customers	2,509,309,031	68.94%	3,180,893,681	77.74%

TOTAL	3,639,306,660	100.00%	4,091,312,436	100.00%

The following chart shows the breakdown by contractual maturity of loans and advances, other financing and financial liabilities considering the total amounts to their due date, as of December 31, 2023 and 2022:

	Assets (1)		Liabilities (1)
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Up to 1 month (2)	948,027,726	1,156,925,565	3,870,639,601	3,924,202,723
From more than 1 month to 3 month	372,964,126	378,153,999	288,142,094	333,552,210
From more than 3 month to 6 month	351,924,061	284,396,797	100,401,517	342,760,271
From more than 6 month to 12 month	311,728,457	236,503,073	33,725,396	13,392,406
From more than 12 month to 24 month	210,364,472	250,085,084	11,714,874	10,388,584
More than 24 months	349,270,361	433,127,189	18,691,790	15,713,621

TOTAL	2,544,279,203	2,739,191,707	4,323,315,272	4,640,009,815

(1)	These figures includes expected interest amounts. For floating rate instruments such interest amounts were calculated using interest rate prevailing at the end of each period.
(2)	The Bank has liquid assets such as cash and cash equivalents (Note 4), reverse repurchase agreements (Note 6.3) and BCRA liquidity bills (Note 10.1), among others, to settle its liabilities.

F-8
4

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Additionally, the Bank has issued financial guarantees and loan commitments which may require outflows on demand.

Financial guarantees and loan commitments	December 31, 2023	December 31, 2022
Up to 1 month	1,889,829,494	2,607,674,595
From more than 1 month to 3 month	22,031,136	20,057,032
From more than 3 month to 6 month	13,917,028	14,712,799
From more than 6 month to 12 month	23,063,990	7,609,973
From more than 12 month to 24 month	22,742,910	1,576,585
More than 24 months	5,176,587	2,847,496

TOTAL	1,976,761,145	2,654,478,480

The amounts of the Bank’s financial assets and liabilities, which were expected to be collected or paid twelve months after the closing date as of December 31, 2023 and 2022 are set forth below:

	December 31, 2023	December 31, 2022
Financial assets
Loans and advances	559,634,833	683,212,273
Debt securities	134,719,555	5,242,340,911
Other financial assets	34,420,575	23,594,306

Total	728,774,963	5,949,147,490

Financial liabilities
Other financial liabilities	22,099,882	18,421,874
Bank loans	8,017,438	7,438,454
Deposits	289,344	241,877

Total	30,406,664	26,102,205

36. Fair values of financial instruments

a)	Assets and liabilities measured at fair value
The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2023 is detailed below:

	Book value	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets at fair value through profit or loss

- Debt securities	226,082,874	226,082,874	223,932,573	1,651,592	498,709
- Derivatives	10,001,900	10,001,900	—	10,001,900	—
- Equity instruments	3,967,748	3,967,748	3,967,748	—	—
Financial assets at fair value through other comprehensive income
- Debt securities	841,884,579	841,884,579	655,381,499	181,812,303	4,690,777
- Equity instruments	1,984,994	1,984,994	—	432,216	1,552,778

Total	1,083,922,095	1,083,922,095	883,281,820	193,898,011	6,742,264

Financial liabilities at fair value through profit or loss

- Trading liabilities	10,330,335	10,330,335	10,325,192	5,143	—
- Derivatives	2,145,218	2,145,218	—	2,145,218	—

Total	12,475,553	12,475,553	10,325,192	2,150,361	—

F-8
5

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2022 is detailed below:

	Book value	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets at fair value through profit or loss

- Debt securities	79,470,642	79,470,642	12,198,634	67,272,008	—
- Derivatives	7,063,310	7,063,310	—	7,063,310	—
- Equity instruments	14,961,750	14,961,750	14,961,750	—	—
Financial assets at fair value through other comprehensive income
- Debt securities	1,922,232,187	1,922,232,187	214,213,701	1,705,993,417	2,025,069
- Equity instruments	188,301	188,301	—	188,301	—

Total	2,023,916,190	2,023,916,190	241,374,085	1,780,517,036	2,025,069

Financial liabilities at fair value through profit or loss
- Derivatives	1,041,154	1,041,154	—	1,041,154	—

Total	1,041,154	1,041,154	—	1,041,154	—
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
The Entity monitors the availability of market information in order to assess the category of financial instruments in the different hierarchies at fair value, as well as the resulting determination of inter-level transfers at each closing, considering the comparison of hierarchy levels of the current year versus previous year levels.

b.1)	Transfers from Level 1 to Level 2
There were no transfers from Level 1 to Level 2 for instruments measured at fair value through profit or loss or through OCI as of period-end.

F-8
6

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

b.2)  Transfers from Level 2 to Level 1
The following instruments measured at fair value were transferred from Level 2 to Level 1 of the fair value hierarchy as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Treasury Bonds adjusted by 1.55% CER in pesos maturing 07-26-2024	51,382,569	—
Treasury Bonds adjusted by 2.00% CER in pesos maturing 11-09-202 6	33,984	—
The transfer is due to the fact that the bonds were listed on the market the number of days necessary to be considered Level 1. As of December 31, 2022, there were no transfers from Level 2 to Level 1.
b.3)  Valuation techniques for Levels 2 and 3
The valuation techniques for Level 2 and 3 are described in the paragraphs below.
Fixed Income
The determination of fair value prices set forth by the Bank for fixed income consists of considering reference market prices from Mercado Abierto Electrónico (“MAE”), the main market where bonds are traded.
For Argentine Treasury Bonds (medium- and long-term debt instruments) prices are captured from MAE. If bonds have not traded for the last 10 business days, fair value is determined by discounting cash flows using the pertinent discount curve.
Except for BCRA internal bills in US dollars to be settled in Argentine pesos at the benchmark exchange rate (LEDIV), which cannot be transferred and do not accrue any interest, they are valued at their latest subscription price plus current interest.
Liquidity bills issued by the BCRA without quoted prices in MAE on the last day of the month were assigned a theoretical value, discounting cash flows using the monetary policy rate.
In the case of Corporate Bonds in Dollars, the Entity value them by bringing the future flow of funds to present value with an interest rate curve with comparable Corporate Bonds.
Swaps
For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the curve estimated on the basis of fixed-rate peso-denominated bonds and bills issued by the Argentine Government and/or alternatively in case there are no bonds in pesos of some comparable issuer with a market price (Province of Buenos Aires or City of Buenos Aires Bonds).
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
For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the U.S. dollar spot selling exchange rate published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro spot selling exchange rate published by Banco de la Nacion Argentina (BNA).

7

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
Investments in Equity Instruments
Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income based on the latest information available of these companies.
Corporate Bonds
The fair value of the following corporate bonds held in portfolio:

•	ON Arcor (ON ARCOR17)

•	Refi Pampa ( ON REF2B)

•	ON Banco de Servicios Financieros (ON BSCNO)

•	ON Petroquímica Comodoro Rivadavia S.A. (ON PQCLO)

•	Toyota Cia Financiera (ON TYCYO)

•	ON Newsan (ON WNCFO)

•	Newsan S.A (ON WNCGO)

•	Newsan S.A (ON WNCJO)

•	Newsan S.A (ON WNCKO)
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
The most relevant
non-observable
inputs include:

•	Latest market price

•	Projected UVA

•	Projected Badlar private rate
The tables below show a sensitivity analysis for each of the above-mentioned securities:

Latest market price scenarios	Changes in final price
	ON ARCOR17	ON REF2B	ON BSCNO	ON PQCLO	ON TYCYO	ON WNCFO	ON WNCGO	ON WNCJO	ON WNCKO
+ 2%	2.000%	2.000%	1.910%	2.190%	1.740%	2.100%	1.950%	1.900%	0.070%
+ 5%	5.000%	5.000%	4.810%	5.480%	4.360%	5.250%	4.880%	4.740%	3.120%
+ 10%	10.000%	10.000%	5.710%	10.960%	8.720%	10.510%	9.750%	9.480%	8.190%

F-
88

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

UVA	Changes in final price
Scenarios	ON ARCOR17	ON REF2B
+ 5%	5.000%	5.000%
+ 10%	10.000%	10.000%
+ 15%	15.000%	15.000%

Badlar Privated rate	Changes in final price
	ON BSCNO	ON PQCLO	ON TYCYO	ON WNCFO	ON WNCGO	ON WNCJO	ON WNCKO
5%	0.0811%	-0.2928%	0.4139%	-0.3570%	-0.1110%	0.3244%	0.5667%
10%	0.2416%	0.0634%	0.8278%	0.1940%	0.2014%	0.4777%	0.7295%
15%	0.4022%	0.4197%	1.2418%	0.3958%	0.5137%	0.6310%	0.8923%

Sell Options
The sensitivity analysis (based on the price of the underlying asset) for the put options in the Bank’s portfolio is presented below.
The put options in the Bank’s portfolio with their corresponding underlying asset are detailed below:

Asset	Underlying
2X5N2D001	BONO T2X5
3X4N4C001	BONO T3X4
4X4N9P001	BONO T4X4
4X4NDD001	BONO T4X4
4X4NOB001	BONO T4X4
4X4NOE001	BONO T4X4
PRBNOB001	BONO T4X4
T5XNDD001	BONO T5X4
T5XNDD002	BONO T5X4
TDJD6U001	BONO TDJ24
TDJN6U001	BONO TDJ24
TDJN6U002	BONO TDJ24
TDJNOV001	BONO TDJ24

F-
89

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Put-
Underlying

Scenarios	Changes in final price
Changes % Price Sub	2X5N2D001	3X4N4C001	4X4N9P001	4X4NDD001	4X4NOB001	4X4NOE001	PRBNOB001
-6.000%	2.69%	3.86%	3.33%	3.33%	3.33%	3.33%	3.33%
-4.000%	0.55%	1.70%	1.18%	1.18%	1.18%	1.18%	1.18%
-2.000%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
-0.010%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
0.000%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
0.010%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
2.000%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
4.000%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
6.000%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Scenarios	Changes in final price
Changes % Price Sub	T5XNDD001	T5XNDD002	TDJD6U001	TDJN6U001	TDJN6U002	TDJNOV001
-6.000%	3.31%	3.31%	5.36%	5.36%	5.36%	5.36%
-4.000%	1.15%	1.15%	3.17%	3.17%	3.17%	3.17%
-2.000%	0.00%	0.00%	1.06%	1.06%	1.06%	1.06%
-0.010%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
0.000%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
0.010%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
2.000%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
4.000%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
6.000%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

b.4) Reconciliation of opening and ending balances of Level 3 assets and liabilities at fair value
The following table shows a reconciliation between opening balances and final balances of Level 3 fair values as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Balance at the beginning of the fiscal year	2,025,069	31,270,903
Private securities - Corporate bonds	4,040,478	(1,217,351)
Debt securities at fair value through profit or loss - Private securities - Corporate bonds	498,709	—
Other financial assets - Receivable from Prisma Medios de Pago S.A.	—	(13,739,311)
Gain from the sale of financial assets - Prima Medios de Pago S.A.	—	1,557,976
Net monetary inflation adjustment	(1,374,770)	(15,847,148)
Equity instruments	1,552,778	—

Balance at year-end	6,742,264	2,025,069

F-9
0

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
(non-observable
input) that expresses the added value or additional cost necessary to dispose of the asset.

•	Variable rate financial instruments
For financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.
The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2023 is detailed below:

	Book value	Total fair value		Level 2 Fair value	Level 3 Fair value
Financial assets

Cash and cash equivalents	1,142,679,367	(a	)	—	—
Other financial assets	171,212,909	(a	)	—	—
Debt securities	83,823,214	97,167,314		97,167,314	—
Loans and advances	1,975,497,390	1,873,436,751	(b)	—	1,873,436,751
Reverse repurchase agreements	1,201,149,144	(a	)	—	—

Financial liabilities

Deposits	3,639,306,660	3,598,681,184		3,598,681,184	—
Other financial liabilities	448,258,450	(a	)	—	—
Bank loans	28,189,967	27,621,005		27,621,005	—
Debt securities issued	12,816,710	13,043,560		13,043,560	—

F-9
1

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2022 is detailed below:

	Book value	Total fair value		Level 2 Fair value	Level 3 Fair value
Financial assets

Cash and cash equivalents	922,374,620	(a	)	—	—
Other financial assets	181,586,921	(a	)	—	—
Debt securities	117,766,716	138,663,334		138,663,334	—
Loans and advances	2,233,080,125	2,090,403,908		—	2,090,403,908
Reverse repurchase agreements	163,404,615	(a	)	—	—
Financial liabilities

Deposits	4,091,312,436	4,011,915,404		4,011,915,404	—
Other financial liabilities	368,805,430	(a	)	—	—
Bank loans	61,886,118	59,687,835		59,687,835	—
Debt securities issued	595,354	591,578		591,578	—

a)	The Group does not report the fair value as the accounting values are a reasonable approximation of the fair values.
b)	The Bank’s Management has not identified additional impairment indicators of its financial assets as a result of the differences in the fair value thereof.
37. Segment reporting
Basis for segmentation
The Bank identified the operating segments based on the management information reviewed by the chief operating decision maker. As of December 31, 2023, and 2022, the Group has determined that it has only one reportable segment related to banking activities.
Most of the Group’s operations, property and customers are located in Argentina. No customer has generated 10% or more of the Group’s total income.
The following is relevant information on loans and deposits by business line as of December 31, 2023 and 2022:

Group (banking activity) (1)	December 31, 2023	December 31, 2022
Financial assets at amortized cost - Loans and advances	1,975,497,390	2,233,080,125
Corporate banking (2)	137,874,430	209,874,068
Small and medium companies (3)	881,881,010	815,544,667
Retail	955,741,950	1,207,661,390
Other assets	4,134,611,115	3,845,376,549

TOTAL ASSETS	6,110,108,505	6,078,456,674

Financial liabilities at amortized cost – Deposits	3,639,306,660	4,091,312,436
Corporate banking (2) (3)	988,616,579	884,612,690
Small and medium companies (2) (3)	622,225,377	758,005,276
Retail	2,028,464,704	2,448,694,470
Other liabilities	1,056,025,149	861,719,180

TOTAL LIABILITIES	4,695,331,809	4,953,031,616

(1)
It includes BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.

(2)	It includes the Financial Sector.
(3)	It includes Government Sector.
The information in relation to the operating segment (Group banking activity) is the same as that set out in the Consolidated Statement of Profit or Loss, considering that it is the measure used by the Entity’s highest authority in making decisions about the allocation of resources and performance evaluation.

F-9
2

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

38. Related parties
a) Parent
The Bank’s direct controlling entity is Banco Bilbao Vizcaya Argentaria, S.A.
b) Key Management personnel
Key management personnel are those having the authority and responsibility for planning, managing and controlling the Bank’s activities, whether directly or indirectly.
Based on that definition, the Bank considers the members of the Board of Directors as key management personnel.
b.1) Remuneration of key management personnel
The key personnel of the Board of Directors received the following compensations for the years ended December 31, 2023, 2022 and 2021:

	December 31, 2023	December 31, 2022	December 31, 2021
Fees	260,104	281,622	329,596
Total	260,104	281,622	329,596
b.2) Balances and results arising from transactions with key management personnel

	Balances as of		Results
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2021
Loans
Credit cards	37,505	65,429	20,541	13,939	6,552
Overdrafts	—	6	15	50	—
Mortgage loans	1,430	3,288	68,729	51,447	1,426
Deposits	88,640	119,835	26,352	1,149	2,146
Loans are granted on an arm’s length basis. All loans to key management personnel were classified as performing.
b.3) Balances and results arising from transactions with related parties (except key management personnel)

F-9
3

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

	Balances as of		Results
Parent	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2021
Cash and other demand deposits	10,922,469	2,136,505	—	—	—
Financial assets pledged as collateral (2)	—	176,508	—	—	—
Other financial assets (2)	113,600	1,640,794	—	—	—
Other liabilities	45,299,560	81,819,668	51,066,746	41,067,033	24,408,155
Derivatives (Liabilities) (1)	—	34,501	189,783	69,054	3,627,971

Off-balance sheet transaction

Securities in custody (3)	861,464,724	574,069,135	—	—	—
Derivative instruments (Notional amount)	—	6,019,082	—	—	—
Guarantees granted (4)	15,741,245	7,187,249	34,032	30,368	47,246
Guarantees received	19,902,455	8,484,843	—	—	—

(1)	The result of the Derivative Instruments (Asset) is disclosed in the Derivative Instruments (Liability) line.
(2)	These operations do not generate results.
(3)	These balances represent the shares in custody of Banco BBVA Argentina SA held by BBVA and BBV América.
(4)	These balances represent commercial guarantees granted.

	Balances as of		Results
Subsidiaries (1) / Associates / Joint Ventures	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2021
Cash and other demand deposits	—	1,853	—	—	—
Loans and advances	27,549,523	45,444,864	35,920,259	27,958,586	24,270,775
Debt securities at fair value through profit or loss	—	—	—	—	10,547
Derivatives (Assets)	—	92,737	151,227	318,833	—
Other financial assets	438,171	1,331,883	—	—	—
Deposits	14,301,546	5,155,041	4,454,404	932,872	860,510
Other liabilities	1,324,162	72	3,922,886	149	24,912
Financing received	—	499,887	249,280	208,427	—
Fee and commission income	—	—	712,997	825	—
Other operating income (2)	—	—	1,127,598	867,315	429,026
Other administrative expenses	—	—	49,303	—	—

Off-balance sheet transaction

Interest rate swaps (notional amount)	—	4,671,087	—	—	—
Securities in custody	21,277,312	25,117,042	—	—	—
Guarantees received	—	2,245,950	—	—	—
Guarantees granted (3)	280,500	426,046	—	—	—

(1)	The transactions between BBVA and its subsidiaries detailed in the preceding table were eliminated for the purposes of consolidation in the Consolidated Financial Statements as of December 31, 2023.
(2)	Operating leases.
(3)	These balances represent commercial guarantees granted.
Transactions have been agreed upon on an arm’s length basis. All loans to related parties were classified as performing.

F-9
4

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

39. Leases
The Group as lessee
The Group leases branches under lease contracts. Leases are typically for a term of 5 years, with the option to renew after that date. Payments for leases are increased annually to reflect the market conditions.
Below are the minimum future payments of leases under lease contracts not subject to cancellation as of December 31, 2023 and 2022:

	Leases in U.S. dollars	Leases in local currency	Total December 31, 2023	Total December 31, 2022
Up to 1 year	1,132,081	90,698	1,222,779	962,674
From 1 to 5 years	16,889,173	689,136	17,578,309	9,830,237
More than 5 years	4,495,220	212,522	4,707,742	2,057,987

TOTAL			23,508,830	12,850,898

The interest on liabilities from finance lease as of December 31, 2023 and 2022, amounts to 1,699,151 and 1,935,792, respectively. The exchange rate loss
difference recognized in profit or loss as of December 31, 2023 and 2022, amounts to 25,883,804 and 12,895,722, respectively.
40. Investment Portfolio - Government and Corporate Securities
The Group owns, manages and trades a portfolio of securities issued by the Argentine and other governments and corporate issuers. The following table sets out the Group’s investments in Argentine and other governments and corporate securities as of December 31, 2023 and 2022 by type and currency of denomination.

Account	Fair value level	Book Value 12.31.23	Book Value 12.31.22
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Local:
Government Securities - In pesos
Treasury Bills adjusted by Cer Maturity 01-18-2024	1	205,177	—
Treasury Bonds adjusted by 4% CER in pesos. Maturity 10-14-2024	1	179,040	—
Argentine Treasury Bond in pesos 16% Maturity 10-17-2023	2	—	21,758,711
Treasury Bills adjusted by Cer Maturity 02-17-2023	1	—	1,237,150

Subtotal Government Securities - In pesos		384,217	22,995,861

Government Securities - In foreign currency
Argentine Treasury Bond in dual currency. Maturity 06-30-2024	1	216,222,852	—
Argentine Treasury Bond in dual currency. Maturity 02-28-2024	1	7,269,735	—
GD30 Bond Foreign Law USD Step Up. Maturity 07-09-2030	1	28,433	—
AL30 Bond Local Law USD Step Up. Maturity 07-09-2030	1	27,336	—
Argentine Treasury Bond in dual currency. Maturity 07-31-2023	1	—	10,961,484

Subtotal Government Securities - In foreign currency		223,548,356	10,961,484

BCRA Bills - In pesos
BCRA Liquidity Bills in pesos. Maturity 01-12-2023	2	—	45,513,297

Subtotal BCRA Liquidity Bills - In pesos		—	45,513,297

F-9
5

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Private Securities - In pesos
Corporate bond New San S.A. Series 18 in Pesos BADLAR Privated + 300 pbs. Maturity 10-17-2024	3	263,784	—
Corporate bond New San S.A. Series 19 in Pesos Monetary Policy Rate. Maturity 10-17-2024	3	234,746	—
Corporate bond Toyota Cia Financiera Series 32 in Pesos. Maturity 02- 09-2025	3	179	—

Subtotal Private Securities - In Pesos		498,709	—

Private Securities - In foreign currency
Corporate bond Central Puerto Series A in US$. Maturity 03-14-2026	2	1,651,592	—

Subtotal Private Securities - In foreign currency		1,651,592	—

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		226,082,874	79,470,642

EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS
Local:
Private Securities - In pesos
Mutual Funds	1	741,812	12,227,984
Share - BYMA - Bolsas y Mercados Argentina	1	2,169,288	1,741,880
Share - Banco de Valores de Bs. As.	1	1,056,648	991,886

Subtotal Private Securities - In pesos		3,967,748	14,961,750

TOTAL EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS		3,967,748	14,961,750

DEBT SECURITIES AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
Local:
Government Securities - In pesos
Treasury Bonds adjusted by 4.25% CER in pesos. Maturity 12-13-2024	1	218,925,057	—
Treasury Bonds adjusted by 4% CER in pesos. Maturity 10-14-2024	1	194,471,116	—
Treasury Bonds adjusted by 4.25% CER in pesos. Maturity 02-14-2025	1	56,074,420	—
Treasury Bonds adjusted by 1.55% CER in pesos. Maturity 07-26-2024	1	51,382,569	79,834,269
Treasury Bonds adjusted by 3.75% CER in pesos. Maturity 04-14-2025	1	791,192	—
Treasury Bonds adjusted by 1.50% CER in pesos. Maturity 03-25-2024	1	166,382	77,406,739
Treasury Bonds Bond adjusted by 2% CER in pesos Tx26 (Boncer). Maturity 11-9-2026	1	33,984	25,733,504
Treasury Bonds adjusted by 1.45% CER in pesos. Maturity 08-13-2023	2	—	64,755,218
Treasury Bills adjusted by CER. Maturity 05-19-2023	1	—	41,147,674
Treasury Bills at discount ARS Maturity 03-31-2023	2	—	28,272,875
Treasury Bonds adjusted by 1.40% CER in pesos. Maturity 03-25-2023	1	—	27,186,318
Treasury Bills at discount ARS Maturity 04-28-2023	2	—	24,896,271
Treasury Bills adjusted by CER. Maturity 06-16-2023	1	—	15,154,084
Treasury Bills at discount ARS Maturity 05-31-2023	2	—	4,552,030
Treasury Bills adjusted by CER. Maturity. 04-21-2023	1	—	2,075,455

Subtotal Government Securities - In pesos		521,844,720	391,014,437

Government Securities - In foreign currency
Dollar-linked 0,40% Argentine Treasury Bonds. Maturity 04-30-2024	1	29,721	—
Dollar-linked Argentine Treasury Bonds. Maturity 04-28-2023	1	—	835,190

Subtotal Government Securities - In foreign currency		29,721	835,190

BCRA Bills - In pesos
BCRA Liquidity Bills in pesos. Maturity 01-11-2024	2	55,990,918	—
BCRA Liquidity Bills in pesos. Maturity 01-09-2024	2	4,444,215	—
BCRA Liquidity Bills in pesos. Maturity 01-02-2024	2	49,863	—
BCRA Liquidity Bills in pesos. Maturity 01-26-2023	2	—	516,342,664
BCRA Liquidity Bills in pesos. Maturity 01-03-2023	2	—	185,356,395
BCRA Liquidity Bills in pesos. Maturity 01-05-202 3	2	—	184,805,499
BCRA Liquidity Bills in pesos. Maturity 01-10-2023	2	—	152,318,435
BCRA Liquidity Bills in pesos. Maturity 01-17-2023	2	—	150,203,008
BCRA Liquidity Bills in pesos. Maturity 01-12-2023	2	—	136,539,892
BCRA Liquidity Bills in pesos. Maturity 01-19-2023	2	—	134,601,157

Subtotal BCRA Bills - In pesos		60,484,996	1,460,167,050

BCRA Bills - In foreign currency
Local BCRA Bills in USD. Maturity 11-16-2024	2	44,709,127	—
Local BCRA Bills in USD. Maturity 11-20-2024	2	16,978,149	—
Local BCRA Bills in USD. Maturity 11-23-2024	2	6,467,866	—
Local BCRA Bills in USD. Maturity 11-27-2024	2	1,616,967	—
Local BCRA Bills in USD. Maturity 09-29-2023	2	—	1,654,764
Local BCRA Bills in USD. Maturity 10-03-2023	2	—	1,654,764
Local BCRA Bills in USD. Maturity 10-04-2023	2	—	1,654,764
Local BCRA Bills in USD. Maturity 10-05-2023	2	—	1,103,176
Local BCRA Bills in USD. Maturity 09-23-2023	2	—	551,587

Subtotal BCRA Bills - In foreign currency		69,772,109	6,619,055

F-9
6

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Private Securities - In pesos
Corporate Bond Arcor Class 17 adjusted by UVA. Maturity 10-20-2025	3	3,836,170	1,919,543
Corporate bond New San S.A. in Pesos BADLAR Privated + 440 pbs. Maturity 02-14-2024	3	225,822	—
Corporate Bond Bco. de Serv. Financieros Class 22 in Pesos at Floating rate. Maturity 03-03-2024	3	216,530	—
Corporate Bond Petroquímica Com. Rivadavia S.A. in Pesos at Floating Rate. Maturity 08-15-2024	3	172,734	—
Corporate bond New San S.A. in Pesos BADLAR Privated + 55 pbs. Maturity 05-19-2024	3	152,317	—
Corporate Bond Refi Pampa Class 2 adjusted by UVA.Maturity 05-06-2025	3	87,204	105,526

Subtotal Private Securities - In pesos		4,690,777	2,025,069

Private Securities - In foreign currency
Corporate Bond Pampa Energia S.A. Class 18 in USD. Maturity 09-08-2025	2	1,602,518	—
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 07-14-2028	2	1,338,658	—
Corporate Bond Vista Energy Class 20 USD. Maturity 07-20-2025	2	1,326,772	—
Corporate Bond Luz De Tres Picos Class 4 in USD. Maturity 09-29-2026	2	347	1,731,557
Corporate bond Petroquimica Comodoro Rivadavia Class O in USD. Maturity 09-22-2027	2	118	—
Corporate Bond Vista Energy Class 13 in USD. Maturity 08-08-2024	2	—	4,213,672
Corporate Bond Vista Energy Class 15 in USD. Maturity 01-21-2024	2	—	2,755,540
Corporate Bond Pcr Class H in USD. Maturity 12-17-2024	2	—	589,815
Dollar-linked Corporate Bond Molinos Agro. Maturity 05-18-2023	2	—	277,783

Subtotal Private Securities - In foreign currency		4,268,413	9,568,367

Financial assets pledged as collateral - In pesos
Argentine Treasury Bonds adjusted by 1.55% CER in pesos. Maturity 07-26-2024	1	88,825,583	1,594,778
BCRA Liquidity Bills in pesos. Maturity 01-09-2024	2	44,073,415	—
Argentine Bond adjusted by 2% CER in pesos Tx26 (Boncer). Maturity 11-9-2026	1	36,754,500	—
Treasury Bonds in pesos adjusted by 4.25% CER. Maturity 02-14-2025	1	5,016,975	—
Treasury Bills adjusted by CER. Maturity 05-19-2023	1	—	18,202,642
Treasury Bills adjusted by CER. Maturity 06-16-2023	1	—	1,962,965
Treasury Bonds adjusted by 1.40% CER in pesos. Maturity 03-25-2023	1	—	19,067,599
Treasury Bonds adjusted by 1.50% CER in pesos. Maturity 03-25-2024	1	—	11,175,035

Subtotal Financial assets pledged as collateral - In pesos		174,670,473	52,003,019

Financial assets pledged as collateral - In foreign currency
Dollar-linked Argentine Treasury Bond. 0.40%. Maturity 04-30-2024	1	2,910,000	—
Corporate Bond Luz De Tres Picos Class 4 in USD. Maturity 09-29-2026	2	2,134,139	—
Corporate bond Petroquimica Comodoro Rivadavia Class O in USD. Maturity 09-22-2027	2	731,830	—
Corporate Bond Pcr Class H in USD	2	347,401	—

Subtotal Financial assets pledged as collateral - In foreign currency		6,123,370	—

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		841,884,579	1,922,232,187

EQUITY INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
Local:
Private Securities - In pesos
Other	3	1,552,778	676

Subtotal Private Securities - In pesos		1,552,778	676

Foreign:
Private Securities - In foreign currency
Other	2	432,216	187,625

Subtotal Private Securities - In foreign currency		432,216	187,625

TOTAL EQUITY INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		1,984,994	188,301

DEBT SECURITIES AT AMORTIZED COST
Government Securities - In pesos
Argentine Treasury Bonds in pesos. Maturity 0 8 -23-202 5		49,502,692	—
Argentine Treasury Bonds in pesos. Maturity 05-23-2027		32,406,871	100,997,240
Argentine Treasury Bond s in pesos, 0.7% Baldar Private rate. Maturity 11-23-2027		14,771,877	37,662,724

Subtotal Government Securities - In pesos		96,681,440	138,659,964

Allowances for credit losses		(12,858,226)	(20,893,248)

TOTAL DEBT SECURITIES AT AMORTIZED COST		83,823,214	117,766,716

7

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

41. Restrictions to the distribution of earnings

a)
In accordance with the regulations of the BCRA, 20% of the income for the year plus/less adjustments of prior years’ results, transfers from other comprehensive income to unappropriated retained earnings and less the accumulated loss at the end of the previous year, if any, must be allocated to the legal reserve. Consequently, the next Shareholders’ Meeting must apply 32,908,380 of Retained Earnings to increase the balance of such reserve.

b)
The mechanism to be followed by financial institutions to assess distributable balances is defined by the BCRA by means of the regulations in force on “Distribution of earnings” provided that certain situations are not verified, namely: to receive financial assistance from such entity due to illiquidity, shortfalls as regards minimum capital requirements or minimum cash requirements, to fall under the scope of the provisions of Sections 34 and 35 bis of the Financial Institutions Law (sections referred to regularization and correction plans and restructuring of the Entity), among other conditions detailed in the referred communication to be complied with. Furthermore, distribution of earnings as approved by the Entity’s Shareholders’ Meeting shall not be effective unless approved by the Superintendency of Financial and Foreign Exchange Institutions of the BCRA.

In addition, no distributions of earnings shall be made with the profits resulting from the first time application of IFRS, which shall be included as a special reserve, and the balance of which as of December 31, 2023 amounted to 73,946,842 in accordance with BCRA GAAP
.
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
On March 21, 2024 the BCRA issued Communication “A” 7984, effective until December 31, 2024, which established that financial institutions may distribute earnings for up to 60% of the amount that would have corresponded to them in 6 equal, monthly and consecutive installments once authorization is obtained by the BCRA.

c)
Pursuant to the provisions of General Resolution 622 of the CNV, the Shareholders’ Meeting that considers the annual financial statements shall resolve upon the specific use of accumulated earnings of the Entity.

In compliance with the above, on May 15, 2020, the Ordinary and Extraordinary Shareholders’ Meeting was held approv ed
 the partial reversal of the other reserve for future distribution of earnings in the amount of 2,500,000 (28,049,337 in restated amounts) to the payment of a cash dividend subject to the prior authorization of the BCRA.
On November 20, 2020, the General Extraordinary Shareholders’ Meeting was held approving the partial reversal of the other reserve for future distribution of earnings in the amount of 12,000,000 (114,274,644 in restated amounts) and considering a supplementary dividend for the same amount, in order to increase the amount of the cash dividend approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on May 15, 2020, all subject to the prior authorization of the BCRA.
On April 20, 2021, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

•
To absorb the amount of 29,431,352 (269,477,346 in restated values) of the other reserve for future distribution of earnings to apply it to the negative balance of Unappropriated Retained Earnings as of December 31, 2020.

•
To approve the partial reversal of the other reserve for future distribution of earnings in order to allocate the amount of 7,000,000 (54,517,622 in restated values) to the payment of a cash dividend subject to the prior authorization of the BCRA.

F-
98

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

On November 3, 2021, the General Extraordinary Shareholders’ Meeting was held approving the partial reversal of the other reserve for future distribution of earnings in the amount of 6,500,000 (40,942,629 in restated amounts) and considering a supplementary dividend for the same amount, in order to increase the amount of the cash dividend approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2021, all subject to the prior authorization of the BCRA.
On April 29, 2022, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

•	To allocate 3,934,134 (23,864,219 in restated values) out of unappropriated retained earnings for fiscal year 2021 to the legal reserve.

•	To allocate 15,736,535 (95,456,876 in restated values) out of unappropriated retained earnings for fiscal year 2021 to the other reserve for future distribution of earnings.

•
Also, in relation to the dividends approved by the Shareholders’ Meetings of May 15, 2020, November 20, 2020, April 20, 2021 and November 3, 2021, authorization was applied for to the BCRA for the distribution of 13,165,209

(in nominal amounts).

On June 7, 2022, the BCRA approved the distribution of 13,165,209
(in nominal amounts) as dividends, which have been made available to shareholders.
On April 28, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

•	To a llocate 11,765,158 (36,637,383 in restated amounts) out of Unappropriated retained earnings for fiscal year 2022 to the Legal Reserve.

•	To a llocate 47,060,630 (146,549,534 in restated amounts) to Unappropriated retained earnings for fiscal year 2022 to the Optional Reserve for future distribution of earnings.

•	To a llocate 35,566,224 (77,877,236 in restated amounts) to the payment of dividends by partially reversing the Optional Reserve for future distribution of earnings.

•	To r equest the BCRA for authorization to pay dividends for 50,401,015 (in nominal amounts).
On May 31, 2023, the BCRA approved the distribution of 50,401,015 as dividends which will be paid in kind through the delivery of 49,524,433,015 Argentine discount government bills in Argentine pesos (in nominal values), adjusted by CER and maturing on November 23, 2023 (ISIN ARARGE520DT9) Ticker X23N3 (Caja de Valores code 9197), and decided that dividends should be paid based on the following schedule:

2023
No. Installment	Cut off Date	Payment Date	National Treasury Bill in Pesos adjusted by Cer. at discount. Maturity 11-23-23 Nominal value
1	June 22	June 27	8,254,072,169
2	July 17	July 20	8,254,072,169
3	August 3	August 8	8,254,072,169
4	September 5	September 8	8,254,072,169
5	October 2	October 5	8,254,072,169
6	October 27	November 1	8,254,072,169
As of December 31, 2023, the payment of dividends approved by the shareholders’ meetings for the fiscal years 2020, 2021 and 2022 was completed.

F-
99

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

42. Restricted assets
As of December 31, 2023 and 2022, the Group had the following restricted assets:

a)	The Entity used as security for loans agreed under the Global Credit Program for MSMEs granted by the Inter-American Development Bank (IDB):

	December 31, 2023	December 31, 2022
Argentine Treasury Bonds adjusted by CER in pesos maturing in 2024	12,799	128,642

	12,799	128,642

b)
Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 261,634,742 and 143,854,280 as of December 31, 2023 and 2022, respectively (see Note 6.5 and 10.1.).

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
Deposits in pesos and foreign currency made with the participating entities under the form of checking accounts, savings accounts, time deposits or otherwise as determined by the BCRA up to the amount of 6,000 and which meet the requirements of Decree 540/95 and those to be set forth by the enforcement authority shall fall within the scope of said decree.

Through Communication “A” 7985, the BCRA updated the amount mentioned to 25,000 as of April 1, 2024.
In August 1995, SEDESA was incorporated, and the Entity has an 8.6374%
share of its capital stock as of December 31, 2023 (BCRA Communication “B”
12,503
). Through Communication “B”
12,755
of March 4, 2024, the BCRA update the participation to 8,3672%.
As of December 31, 2023 and 2022, the contributions to the Deposit Guarantee Fund were recorded in the item “Other operating expenses — Contributions to the deposits guarantee fund” in the amounts of 5,728,161 and 6,330,105, respectively.
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
Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period on an individual basis. The items included for the purpose of meeting that requirement are detailed below:

F-10
0

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Accounts	December 31, 2023	December 31, 2022
Balances at the BCRA
BCRA – current account - not restricted	358,900,596	502,282,567
BCRA – special guarantee accounts – restricted	96,926,260	43,180,603

S UBTOTAL	455,826,856	545,463,170

Argentine Treasury Bonds in pesos, 0.7% Baldar Private rate. Maturity 11-23-2027	14,771,877	37,662,724
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	32,406,871	100,997,240
Argentine Treasury Bonds in pesos. Maturity 08-23-2025	49,502,692	—
Treasury Bonds adjusted by 4.25% CER in pesos . Maturit y 12-13-2024	218,925,057	—
Treasury Bonds adjusted by 4% CER in pesos . Matur ity 10-14-2024	189,705,541	—
Treasury Bonds adjusted by 4.25% CER in pesos . Maturity 02-14-2025	56,074,420	—
Argentine Treasury Bond in dual currency. Maturity 06-30-2024	216,222,852	—
Others	791,192	57,721,176
Liquidity Bills – BCRA	60,435,133	1,505,491,903

S UBTOTAL	838,835,635	1,701,873,043
TOTAL	1,294,662,491	2,247,336,213

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
off-balance
sheet transaction, the higher the conversion factor will be. Then, the credit exposure equivalent is weighted based on counterparty risk.
Minimum capital must be, at least, the greater of:

•	Minimum basic capital, and

•	The sum of minimum capital required for credit risk, market risk and operational risk.

F-10
1

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
The breakdown of minimum capital at consolidated level is detailed below:

Minimum capital requirements	December 31, 2023	December 31, 2022
Credit risk	222,092,365	219,153,734
Operational risk	90,508,105	88,131,816
Market risk	6,537,813	4,611,870
Incremental requirement (1)	17,505,613	—
Total capital	1,140,647,877	958,835,096

Excess capital	804,003,981	646,937,676

(1)
The increase observed in the minimum capital requirement for credit risk originates from the failure to comply with the maximum limit established by the BCRA for financing the non-financial
public sector for 15 days in the month of December 2023, As established by the regulations, this non-compliance
causes the increase in the minimum capital requirement for credit risk for an amount equivalent to 100% of the excess the relationship, starting from the month in which the breaches are recorded and as long as they remain, In the case of credit relationships, the calculation of the set aside will be carried out on the basis of the monthly average of the daily excesses, As of the date of issuance of these
Consolidated
Financial Statements, the aforementioned situation was regularized
.

2

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

45. Subsequent events
No events or transactions have occurred between
year-end
and the date of these Consolidated Financial Statements which may significantly affect the Entity’s financial position or results of operations as of December 31, 2023.

F-10
3