Form 20-F
period 2024-12-31
Banco BBVA Argentina S.A.
filed 2025-04-04
CIK 913059

As filed with the Securities and Exchange Commission on April 4, 2025

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 20-F
__________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-12568
__________________________
BANCO BBVA ARGENTINA S.A.
(Exact name of Registrant as specified in its charter)
__________________________
BBVA ARGENTINE BANK
(Translation of Registrant’s name into English)
Republic of Argentina
(Jurisdiction of incorporation or organization)
__________________________
Av. Córdoba 111, C1054AAA
Ciudad Autónoma de Buenos Aires, Argentina
(Address of principal executive offices)
__________________________
Eduardo González Correas – 011-54-11-4348-0000 (ext. 14483) – egonzalezcorreas@bbva.com – Av. Córdoba 111 31° (C1054AAA)
Ciudad Autónoma de Buenos Aires, Republic of Argentina
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
__________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing the right to receive three ordinary shares, par value Ps.1.00 per share	New York Stock Exchange
Ordinary shares, par value Ps.1.00 per share	New York Stock Exchange*
*The ordinary shares are not listed for trading, but are listed only in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.
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

Auditor firm ID:	1449	Auditor name:	Pistrelli, Henry Martin y Asociados S.A. (Member of Ernst & Young Global Limited)	Auditor location:	Argentina

FORWARD-LOOKING STATEMENTS
This Form 20-F contains words, such as “believe”, “expect”, “estimate”, “intend”, “plan”, “may” and “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. Actual results could differ materially as a result of factors beyond our control, including but not limited to:
•changes in general economic, business or political or other conditions in the Republic of Argentina (“Argentina” or “the Republic”) or changes in general economic or business conditions in worldwide;
•governmental intervention and regulation (including banking and tax regulations);
•developments in the global financial markets;
•deterioration in the Argentine financial system or regional business and economic conditions;
•inflation;
•the outbreak and spread of a pandemic and other large-scale public health events;
•changes in exchange rates or capital markets in general that may affect policies towards or lending to Argentina or Argentine companies;
•changes in interest rates which may adversely affect our margins;
•adverse legal or regulatory disputes or proceedings;
•credit and other risks of lending, such as increases in defaults by borrowers and other delinquencies;
•increase in the provisions for loan losses;
•fluctuations and declines in the value of Argentine public debt;
•decreases in deposits or in the number of our customers;
•competition in the banking, financial services and related industries and the loss of market share;
•unanticipated increases in financing and other costs or the inability to obtain additional debt, equity or wholesale financing on attractive terms or at all; and
•the factors discussed under “Item 3. Key Information—D. Risk Factors”.
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
General

The Bank’s audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 included herein (the “Consolidated Financial Statements”) are prepared in accordance with the accounting standards established by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).
All 2024, 2023 and 2022 data included in this report have been prepared in accordance with IFRS-IASB for the sole purpose of filing this annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).
The statutory consolidated annual financial statements that the Bank prepares to comply with the requirements of the Argentine Central Bank (the “Central Bank” or “BCRA”) are prepared pursuant to the reporting framework established by the Central Bank requiring supervised entities to submit financial statements prepared pursuant to IFRS-IASB except for:
(i)the application of the expected credit loss model set forth under paragraph 5.5. of IFRS 9 for debt instruments issued by the public sector; and
(ii)the accounting treatment used to record the income (loss) of the transfer to a third party of the shares the Bank owned in Prisma Medios de Pago S.A in the three-month period ended March 31, 2022. If the fair value of the Bank’s interest in Prisma Medios de Pago S.A. had been determined on the basis of IFRS-IASB, the income (loss) for previous years and for the year ended December 31, 2022 would have been different. This accounting treatment does not affect the shareholders’ equity value as of December 31, 2022.
Because of such differences, our statutory consolidated annual financial statements for the fiscal years ended December 31, 2024, 2023 and 2022 are not comparable with the Consolidated Financial Statements included herein. In addition, we will continue to have differences during 2025 between our statutory consolidated financial statements and the financial statements required by IFRS-IASB. We do not intend to report in accordance with IFRS-IASB on an interim basis during 2025. Consequently, our interim financial information for 2025 will not be comparable with the Consolidated Financial Statements and other information contained in this annual report on Form 20-F. We refer in this annual report on Form 20-F to IFRS-IASB as adjusted by the regulations of the BCRA as “IFRS-BCRA”.
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
Unless otherwise indicated, financial information contained in this annual report reflects the consolidation of the following subsidiaries at the year end and for the fiscal years indicated below:

As of and for the year ended December 31,
Entity	2024	2023	2022
Volkswagen Financial Services Compañía Financiera S.A.	X	X	X
Consolidar AFJP S.A. (undergoing liquidation proceedings)	X	X	X
BBVA Asset Management Argentina S.A.U.	X	X	X
PSA Finance Argentina Compañía Financiera S.A.	X	X	X
IAS 29 Financial Reporting in Hyperinflationary Economies requires that an entity whose functional currency is the currency of a hyperinflationary economy must state its assets, liabilities, income and expenses in terms of the measuring unit current at the end of the reporting period (December 31, 2024). The Bank has applied IAS 29 as follows for purposes of the Consolidated Financial Statements:

•Adjusted the consolidated statement of financial position as of December 31, 2024.

•Adjusted the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and consolidated statements of cash flow for the year ended December 31, 2024, including the calculation and separate disclosure of the gain or loss on the net monetary position.

•Restated the consolidated statement of financial position as of December 31, 2023.

•Restated the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and consolidated statements of cash flow for the years ended December 31, 2023 and 2022.
For further information regarding the methodology and criteria applied see Note 2.1.5 to the Consolidated Financial Statements.
See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Exchange Rates” for information regarding the evolution of the exchange rate between the U.S. dollar and the Argentine peso since 2020.
All figures and percentages of variations in this annual report on Form 20-F, unless otherwise stated, are presented in the measuring unit current at December 31, 2024. All comparisons of the financial system contained in this annual report on Form 20-F are presented in nominal terms.
As presented in this annual report on Form 20-F, market share data is based on data published by the Central Bank which has not been adjusted for inflation. As such, certain information presented in this annual report as adjusted for inflation may not be directly comparable to information published by the Central Bank and included herein.
CERTAIN TERMS AND CONVENTIONS
The terms below are used as follows throughout this report:
•“BBVA Argentina”, the “Bank” or the “Company” and terms such as “we”, “us” and “our” mean Banco BBVA Argentina S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.
•“BBVA” or the “BBVA Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.
•“Consolidated Financial Statements” means our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, prepared in accordance with IFRS-IASB and included in this annual report on Form 20-F.

- PART I -
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A.Selected Financial Data
Reserved.
B.Capitalization and indebtedness
Not applicable.
C.Reasons for the offer and use of proceeds
Not applicable.
D.Risk Factors
The following summarizes the risks provided below. Please carefully consider all of the information discussed in this “Item 3. Key Information—D. Risk Factors” in this annual report for a more thorough description of these and other risks:
•Risks Relating to Argentina:
•economic and political instability in Argentina;
•current levels of inflation;
•high levels of public spending;
•the Argentine economy could be adversely affected by economic events in other markets;
•a decline in international prices for or in the amount of Argentina’s principal commodity exports;
•exchange controls and restrictions on capital inflows and outflows;
•the insufficiency of the measures adopted to resolve the crisis in the energy sector;
•any failure to adequately address actual and perceived risks of institutional deterioration and corruption;
•fluctuations in the value of the peso;
•the inability of the Republic to obtain financing on satisfactory terms;
•salary increases or additional employment benefits as a result of government measures or pressure from union sectors;
•government intervention in the Argentine economy;
•amendments to the Central Bank’s Charter and the Convertibility Law; and
•the outbreak and spread of a pandemic and other large-scale public health events.
•Risks Relating to the Argentine Financial System and to BBVA Argentina:
•the short-term structure of the deposit base of the Argentine financial system, including the deposit base of the Bank, could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation;

•reduced spreads between interest rates received on loans and those paid on deposits;
•the diversification of BBVA Argentina’s lending activity, which is shifting from a predominant focus on lending to the public sector to a broader lending portfolio that increasingly includes the private sector ;
•volatility in interest rates;
•a mismatch between UVA (“Unidad de Valor Adquisitivo”, in Spanish) loans and UVA deposits;
•the inaccuracy and/or insufficiency of our estimates and established reserves for credit risk and potential credit losses;
•exposure to public sector debt;
•increased competition in the banking industry;
•activities across the BBVA Group could adversely affect us;
•the dependency of our credit ratings on Argentine sovereign credit ratings;
•the increasing dependency of the financial industry on information technology systems;
•security risks;
•an increase in fraud or transaction errors;
•any insolvency proceeding against us that could subject us to the powers of, and intervention by, the Central Bank;
•lawsuits brought against us outside Argentina;
•class actions against financial institutions for an indeterminate amount;
•the ability of BBVA, our controlling shareholder, to direct our business;
•our ability to grow our business is dependent on our ability to manage our relationships with partners and grow our deposit base;
•acquisitions that could adversely affect the value of the Bank;
•any adverse consequences related to our calculation of income tax for the years ended December 31, 2020 and 2022;
•the application of IAS 29 to our Consolidated Financial Statements;
•restrictions on our ability to pay dividends; and
•exposure to environmental, social and governance risks.
•Legal, Regulatory and Compliance Risks:
•material weaknesses in our internal control over financial reporting;
•our operations are conducted in a highly regulated environment;
•the instability of the regulatory framework, in particular the regulatory framework affecting financial institutions;
•our exposure to multiple provincial and municipal legislation and regulations;
•limitations arising from the Consumer Protection Law and the Credit Card Law;
•compliance risks;
•differences between U.S. and Argentine corporate disclosure, governance and accounting standards; and
•special rules that govern the priority of different stakeholders of financial institutions in Argentina.

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
Between 2001 and 2015, the Argentine economy was very volatile combining periods of severe economic and political crisis resulting, among others, in restrictions on deposit withdrawals and the “pesification” of deposits (which were reclassified as peso-denominated), with certain periods of recovery. In 2015, Mauricio Macri was elected President of Argentina and his administration (the “Macri administration”) launched a wide array of measures intended to correct the longstanding fiscal and monetary policies that had resulted in recurrent public deficit, high inflation, pervasive foreign exchange controls and limited foreign investment.
However, in 2018, the worsening of economic and political conditions worldwide and in Argentina particularly, resulted in significant capital outflows from Argentina, the closing of global credit markets for Argentine issuers and a strong devaluation of the Argentine peso. By the end of September 2018, a new monetary and foreign exchange scheme, highly influenced by the International Monetary Fund (“IMF”), was announced and while economic conditions stabilized, in October 2019, President Macri lost the elections to Alberto Fernandez, whose administration (the “Fernandez administration”) took office in December 2019. The Fernandez administration implemented a wide range of economic and political reforms, including a sovereign debt restructuring designed to make Argentina’s debt sustainable pursuant to which investors agreed to exchange their defaulted bonds for new bonds, and a restructuring of domestic debt.
The Argentine economy was adversely affected by the Covid-19 pandemic and partially recovered in 2021, as a result of eased mobility restrictions and a consequent increase in economic activity. In 2021, Argentina held mid-term elections, testing the Fernandez administration, which suffered a net loss of six senators and 18 deputies, while the main opposition party, Juntos por el Cambio, obtained five deputies and five senators. Additionally, a nascent party called La Libertad Avanza, led by Javier Milei, won four deputies in its first election.
Thereafter, the government presented to Congress a bill for a new agreement with the IMF to replace the stand-by agreement (“SBA”) signed in 2018. The bill was approved in March 2022 despite the lack of endorsement by the Kirchnerist wing of the ruling coalition. This program is an Extended Fund Facility (“EFF”), for a ten-year term (with a grace period of four and a half years), and it does not require any structural reforms. Compliance with the EFF is reviewed on a quarterly basis and compliance of the economic targets is necessary to cover the maturities of the SBA. The EFF contains the minimum requirements for fiscal convergence, reserve accumulation and reduction of monetary issuance for a path towards fiscal balance in 2025, an accumulation of US$15 billion of net international reserves in the next three years, and a reduction of the Treasury’s monetary financing to zero in 2024. Any failure to meet such targets could result in the termination of the EFF program, which could bring political, financial and exchange rate instability due to the government’s inability to access external financing. The EFF program may be subject to adjustments, mainly in terms of disbursements and structural reforms, but it is expected to remain in effect.
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
Primary elections took place on August 13, 2023. Javier Milei, candidate for La Libertad Avanza, was the most voted in the primary presidential elections with 30.0% of the total votes. The second most voted political party was Juntos por el Cambio, with 28.3% of the votes, followed by Unión por la Patria (Massa’s party) which received 27.3% of the votes. These results were surprising not only because of the parity between the main parties, but also because of the unexpected victory of Milei. The day after the elections, the Fernandez administration validated a 22% increase in the exchange rate and a 21 percentage points increase in the monetary policy rate. This devaluation jump was not accompanied by a stabilization plan, so the benefits of depreciating the real exchange rate were limited and monthly inflation accelerated to 12.4% and 12.7% in August and September 2023, respectively, the highest values (at that time) in more than 30 years.
After the primary elections, Minister Massa took a series of measures to improve personal income in the short term, including one-time bonuses and tax cuts. We estimate the fiscal impact of these measures at 1% of gross domestic product (“GDP”). In the general elections, Sergio Massa received 36.7% of the votes, followed by Javier Milei, who received 30.0% of the votes, and Patricia Bullrich, a member of Mauricio Macri’s party, who received 23.8% of the votes, resulting in a fragmented Congress.
A further election was held and on November 19, 2023, Javier Milei was elected President of Argentina with 55.7% of the votes, and he took office on December 10, 2023 (the “Milei administration”), resulting in a significant increase of the official US$/Peso exchange rate, which increased from 366.5 to 800.0 in a single day. Since then, the official US$/Peso exchange rate has experienced consistent growth, with an average increase of 2% per month with an average increase of 1% per month from February 2025. Concurrently, the Milei administration initiated a significant revision of the fiscal accounts, prioritizing a reduction in public expenditure, particularly in areas such as pensions and public services.
The increase in the official US$/Peso exchange rate resulted in a notable acceleration of inflation, with monthly inflation reaching 25.5% in December 2023 and 20.6% in January 2024, which was subsequently partially offset by the restrictions on monetary issuance to support the treasury and the decline in economic activity, with monthly inflation reaching 2.5% in February 2025. Given this situation, one of the measures adopted by the Central Bank was the reduction of the monetary policy rate, the rate at which the Bank’s financial assets are remunerated, causing them to have a negative profitability in the face of inflation since the latter was above the monetary policy rate.
We cannot assure whether the Milei administration will implement aggressive political and economic policies, such as the dollarization of the Argentine economy, or whether it will take a more moderate path. The implementation of further changes in political and economic policies, particularly if they are more aggressive than in the past, could result in further uncertainty and instability of the Argentine economy, all of which could adversely affect our business, results of operations and financial condition. Additionally, the dollarization of the Argentine economy or other disruptive exchange rate measures could result in hyperinflation and/or a banking crisis, adversely affecting our balance sheet and our net income.
If inflation does not continue to decelerate and remains at low levels, the Argentine economy and the Bank’s business, results of operations and financial condition could be adversely affected.
Argentina has been facing high inflation levels since 2007. The Argentine National Statistics and Censuses Institute (“INDEC”) reported an annual variation of the consumer price index (“CPI”) of 94.8%, 211.4 % and 117.8% in 2022, 2023 and 2024, respectively.
The Fernandez administration tried to contain the inflationary acceleration produced by the monetary overhang derived from the monetary issuance in 2020 and 2021, with an appreciation of the real exchange rate and a freeze in the price of utility tariffs. This strategy failed to reduce inflation, which averaged 5.7% per month in 2022 and 8.6% per month on average between January 2023 and November 2023.
The day after the primary elections, which were held on August 13, 2023, the Central Bank approved a 22% increase in the US$/Peso exchange rate and a 21 percentage point increase in the monetary policy rate. This devaluation jump was not accompanied by a stabilization plan, so the benefits of depreciating the real exchange rate were limited and monthly inflation accelerated to 12.4% and 12.7% in August and September 2023, respectively, the highest values (at that time) in more than 30 years.

Since taking office, reducing inflation has been one of the main priorities of the Milei administration, with monthly rates of inflation decreasing from 25.5% in December 2023 to 2.5% in February 2025. While the disinflation plan implemented by the Milei administration has achieved reduced levels of inflation, there is a risk of a current account deficit due to an exchange rate appreciation, which would result in more dollar outflows than inflows in the economy as a whole.
We cannot predict whether any of the measures currently implemented, or to be implemented, by the Milei administration to control inflation will have the desired effect. Currently and in the past, inflation has adversely affected the Argentine economy and the government’s ability to create conditions leading to growth. An environment of high inflation rates also negatively affects Argentina’s international competitiveness, real wages, employment rates, the consumption rate, and interest rates. High levels of inflation and the high level of uncertainty regarding economic variables, have in the past, and may in the future, adversely affect economic activity, which could materially and adversely affect our customers and counterparties and the business, results of operations and financial condition of the Bank.
In addition, high levels of inflation adversely affect the financial sector’s ability to provide long-term loans because of the difficulty in establishing an appropriate interest rate, typically making lending more expensive for banks, including us.
A high level of public spending could negatively affect the Argentine economy and its access to financial markets.
While the Macri administration had managed to significantly reduce fiscal deficit by 2019, increased public spending and reduced revenue during 2020 as a result of the Covid-19 pandemic significantly increased the fiscal deficit in 2020. Although the Treasury showed signs of fiscal austerity by the end of 2020, the inaccessibility to debt markets forced the government to finance its fiscal needs almost exclusively with monetary issuance from the Central Bank. The Fernandez administration experienced recurring fiscal deficits, requiring financing from the Central Bank. While the fiscal deficit in 2020 was largely attributable to the impact of the Covid-19 pandemic, high levels of fiscal deficit persisted throughout the Fernandez administration.
The Milei administration has identified Argentina’s public fiscal deficit as the main challenge faced by the Argentine economy to ensure a sustainable growth path with low inflation.
Since taking office, the Milei administration’s primary objective has been to improve the fiscal imbalance. In 2024, the government achieved the first primary fiscal surplus in more than a decade. However, given the minority held by Milei’s political party both in Congress and in the Senate, the opposition party could pressure the Milei administration to increase public spending. Additionally, the Treasury is facing significant peso debt maturities in the coming months and any poor performance in the local debt market could complicate the public sector’s sources of financing, increasing the possibility of requiring higher direct financing from the Central Bank, which would, in turn, increase inflation.
Any deterioration in the government’s fiscal position negatively affects its ability to access debt markets and could result in greater restrictions on accessing those markets by Argentine companies, including the Bank. A weaker fiscal position could have a material adverse effect on the government’s ability to obtain long-term financing and adversely affect economic conditions in Argentina, which could adversely affect the Bank’s customers and counterparties and the business, results of operations and financial condition of the Bank.
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
The global economy is currently facing a number of extraordinary challenges. The war between Ukraine and Russia and armed conflicts and political instability in the Middle East have led to significant disruption, instability and volatility in global markets, particularly in energy markets. Uncertainty about the future development of these conflicts is high. One of the main risks is that they could generate new supply shocks, pushing growth downward and inflation upward (including by contributing to increases in the prices of oil, gas and other commodities and disrupting supply chains), and paving the way for macroeconomic and financial instability episodes.

Geopolitical and economic risks have also increased in recent years as a result of trade tensions between the United States and China, Brexit and the rise of populism, among other factors. Growing tensions and the rise of populism may lead, among other things, to a deglobalization of the world economy, an increase in protectionism, a general reduction of international trade and a reduction in the integration of financial markets, any of which could materially and adversely affect the Group’s business, financial condition and results of operations.
Further, policies adopted or to be adopted by the new U.S. government are an additional source of uncertainty for the global economy. During February and March 2025, the U.S. government imposed certain tariffs (some of which were subsequently delayed) on imports from Canada, Mexico, China and the European Union, which resulted in the adoption of retaliatory tariffs. These and other policies of the new administration—including fiscal, regulatory, industrial or foreign policies—could slow U.S. or global economic growth (especially, if they give rise to trade wars), increase inflation, affect interest rates or otherwise increase financial and macroeconomic instability, any of which could adversely affect our business, financial condition and results of operations.
Another macroeconomic risk is the possibility of a sharp global growth slowdown. In a context marked by uncertainty and still elevated interest rates, labor markets and aggregate demand could weaken more significantly than expected. Moreover, despite increasing economic stimulus measures, growth in China could slow sharply, with a potentially negative impact on many geographical areas, including Argentina, due to tensions in real estate markets and economic sanctions imposed by the United States, among other factors. Furthermore, there is an increasing risk of sovereign debt tensions, given the high debt levels in developed and emerging countries, relatively high interest rates and weak economic growth prospects. As a result, the Argentine economy could be negatively affected as a result of lower international demand and lower prices for its products and services, higher international interest rates, less capital inflow and greater aversion to risk.
Any of the foregoing factors could adversely affect the Bank’s business, results of operations and financial condition.
A decline in international prices for or in the amount of Argentina’s principal commodity exports could have a material adverse effect on Argentina’s economy and public finances, and, as a result, on our business.
Historically, the commodities market has been characterized by high volatility. Despite the volatility of prices of most of Argentina’s commodities exports, commodities significantly contributed to the government’s revenues during the 2000s due to the imposition of export duties on agricultural products in 2002. Although most duties were eliminated and the export tax on soy was reduced from 35% to 30% by the Macri administration in 2016, and was further reduced in 2018 by 0.5% per month, the Argentine economy is still relatively dependent on the price of its main agricultural exports, primarily soy. This dependence, in turn, renders the Argentine economy vulnerable to commodity price fluctuations. International soybean prices decreased slightly during 2017 and further in 2018 due to growing trade tensions between the United States and China. During 2019, soybean prices reached their lowest level over the prior five years.
During the last months of 2020 soybean prices showed an upward trend (due to purchases from China, the monetary stimulus of the main central banks of the world and the promising news regarding the Covid-19 vaccine) that continued until the second quarter of 2022. However, soybean prices have declined after that, reaching US$ 363.3 per ton in November 2024, almost half of the price per ton in the second quarter of 2022.
Additionally, the amount of agricultural products harvested in any given period may decrease due to adverse weather conditions, reducing the amount of exported products and the corresponding dollar inflows, resulting in a reduction of the Central Bank’s reserves.
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
During 2022, the government not only maintained most of the restrictions imposed in 2020 and 2021, but also implemented an exchange rate regime with differential effective exchange rates for different sectors of the economy, which resulted in increased complexity. For instance, the government implemented the “soybean dollar”, a transitory exchange rate for exporters in the soybean sector, which was higher than the official exchange rate, leading to higher dollar settlements related to the agricultural sector. At the same time, through taxes or withholdings, new exchange rates were created for tourism and international artists, among others. Finally, a new import monitoring system with additional supervision of payments was set up.
During 2023, new exchange rates continued to appear for certain sectors, similar to the soybean dollar in 2022 as the shortage of Central Bank reserves prevented the government’s ability to avoid a significant increase in the US$/Peso exchange rate. In this sense, the Fernandez administration launched several campaigns allowing exporters to settle 30% of their exports through the parallel exchange rate market with the remaining 70% having to be liquidated at the official exchange rate. Initially, this campaign only applied to soybean exporters, but it was later extended to all types of exports. After the elections, and with an increased need to generate foreign currency inflows, the proportion of export dollars that could be liquidated at the parallel exchange rate was increased from 30% to 50%, which granted some short-term relief in the Central Bank’s stock of reserves. The Milei administration modified these values and as of the date of this annual report, exporters are allowed to settle 20% of their exports in the parallel exchange rate market, while the remaining 80% needs to be settled in the official exchange rate market.
Although the Milei administration has progressively removed certain exchange rate controls, a number of restrictions remain in place as of the date of this annual report, which may prevent foreign investment and adversely affect the Argentine economy.
The official foreign exchange market is still subject to restrictions, including the limitation to access U.S. dollars for saving purposes above $ 200 per month and limitations on dividend payments abroad. Furthermore, if a person or company accesses the official market, it is automatically banned from the parallel market for 90 days, and vice versa.
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
Any changes in the policies of the current government concerning economic, exchange and financial matters in order to preserve the balance of payments, the Central Bank’s reserves, a capital outflow or a significant depreciation of the Peso, such as the mandatory conversion into Pesos of obligations assumed by legal entities resident in Argentina in US dollars which could be due to a period of crisis and political, economic and social instability affecting Argentina, or otherwise, could have an adverse effect on Argentina’s economic activity and the Bank’s customers and counterparties and the business, results of operations and financial condition of the Bank.
The measures adopted to resolve the crisis in the energy sector may not be sufficient, which could affect the business, the results of operations and the financial condition of the Bank.
The economic policies applied since the Argentine crisis of 2001-2002 have had an adverse effect on the Argentine energy sector. The failure to reverse the freeze on electricity and natural gas rates imposed during the crisis became a barrier to investment in the energy sector. The government tried to encourage investment by subsidizing energy consumption, but the policy proved ineffective and served to further discourage investment in the energy sector, causing oil and gas production and electricity generation, transmission and distribution to stagnate while consumption continued to rise. To address the power supply shortage that began in 2011, the government attempted to increase imports of electrical power, with adverse consequences for the trade balance and international reserves.
In response to the growing energy crisis, the Macri administration declared a state of emergency for the national electricity system, which ended on December 31, 2017. The state of emergency allowed the government to take measures to stabilize the supply of electricity to the country. In this context, subsidy policies were re-examined and new electricity rates were adopted.
However, utility rates were almost frozen from 2019 to 2022, which worsened the national energy situation by promoting higher demand and discouraging new investments from supplying companies, resulting in an energy deficit heightened by the lack of US dollar inflows.
The Milei administration has partially removed subsidies for utilities and decided to cease all public works, mainly related to roads in 2024. The elimination of subsidies and the progressive increase in prices could generate social unrest and be challenged in local courts. Additionally, the decision to stop all public works could result in the failure to progress on the construction of the gas pipeline that will take gas from Patagonia to Buenos Aires and generally result in lower investment and a lower need for funding to finance that investment, which would adversely affect the Bank.
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
The lack of a sound institutional framework and corruption have been identified as, and continue to be, critical problems for Argentina. Argentina ranked 99 out of 180 countries in the 2024 Corruption Perceptions Index published by Transparency International.
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
Fluctuations in the value of the peso could adversely affect the Argentine economy and Argentina’s ability to service its debt obligations.
Fluctuations in the value of the peso may adversely affect the Argentine economy. A devaluation of the peso may adversely affect the government’s revenues (measured in U.S. dollars), fuel inflation and significantly reduce real wages.
The Fernandez administration maintained a crawling peg of the exchange rate until the 2023 primary elections, following which, it approved a discreet rise in the exchange rate, which led to an acceleration of monthly inflation levels. Once Milei took office, the Peso/US$ official exchange rate increased by 118%, from 366.5 to 780.0, resulting in a monthly inflation rate of 25.5% in December 2023.
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
In the past, Argentine governments have passed laws and regulations requiring private companies to maintain certain salary levels and to provide additional benefits to their employees. Likewise, public sector and private sector employers have been subject to intense pressure from their workforce or the unions that represent them, to increase wages and provide certain benefits to workers, particularly due to high inflation rates.
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
Historically, the actions carried out by Argentine governments in economic matters, including decisions regarding interest rates, taxes, price controls, wage increases, increased benefits for workers, exchange controls and potential changes in the market of currencies have had a substantial adverse effect on Argentina’s economic growth. For example, during the Kirchner administration, the direct intervention of the government in the Argentine economy increased, including through the implementation of expropriation and nationalization measures, and price and exchange controls.
While the Milei administration has announced its intention to reduce government intervention, expropriations, price controls and exchange controls and other direct government interventions in the economy could have, and have had in the past, a negative impact on the level of investment in Argentina, access to international capital markets by Argentine companies and Argentine trade and diplomatic relations with other countries. If the Milei administration decides to increase the level of intervention in the economy, in accordance with historic practice or otherwise, the Argentine economy and, in turn, the business, the results of operations and financial condition of the Bank, could be adversely affected.
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
The outbreak and spread of a pandemic and other large-scale public health events could have a material adverse effect on the Bank’s business, financial condition and results of operations
Economic conditions in Argentina and worldwide may be adversely affected by an outbreak of a contagious disease, such as the Covid-19 (coronavirus) pandemic, that develops into a regional or global pandemic and other large scale public health events. The measures taken by governments, regulators and businesses to respond to any such pandemic or event may lead to slower or negative economic growth, supply disruptions, inflationary pressures and significant increases in public debt, and may also adversely affect the Bank’s counterparties (including borrowers), which may lead to increased loan losses. Such measures could also impact the business and operations of third parties that provide critical services to the Bank.
During the outbreak of the Covid-19 pandemic, the Bank experienced a decline in activity, including as a result of branch closures and remote working requirements, and was affected by a number of regulatory measures.
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

In recent years, the growth of the Argentine financial sector has been heavily dependent on deposits because of the relatively small size of the Argentine capital markets and the lack of access to foreign capital markets. These deposits are mainly transactional accounts, both retail and commercial, and time deposits, which average tenor usually is below 45 days (30 days is the minimum according to Central Bank regulation).

In 2024, banks were more active issuing bonds in local markets, typically with a tenor of between six months and one year, but such funding still represented a very small percentage of overall funding levels.

Additionally, the maturity of loans has started to increase as economic activity has stabilized and demand for products like consumer loans, mortgages and long-term loans for small and medium-sized enterprises (“SMEs”) has increased.
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

After the Macri administration took office, expectations were of a decline in both inflation and interest rates and therefore banking spreads. However, since 2018 devaluation of the peso and higher inflation led the Central Bank to substantially raise interest rates, ending the margin contraction trend. During 2020 the Central Bank reduced interest rates, in part as a response to the Covid-19 crisis. After such reduction, Argentina experienced high inflation and interest rates that resulted in increased spreads and margins in nominal terms.
Since taking office, the Milei administration has implemented a tight fiscal policy that has resulted in a significant decrease in inflation, which has allowed the Central Bank to significantly reduce the monetary policy rate and remove restrictions on the interest rates that can be agreed between banks and their customers, resulting in decreased spreads and margins.
Loans have been growing strong in 2024 and at a fastest pace than deposits which has adversely affected Argentine banks’ liquidity. Increased competition for deposits could increase downward pressure on banking spreads. Moreover, a change in the composition of the Bank’s sources of funding, which predominantly relies on non-interest-bearing deposits, could also increase downward pressure on the Bank’s margins.
Any further reductions in spreads and margins could have a material adverse effect on our business, results of operation and financial condition.
BBVA Argentina’s lending activity has become more diversified, shifting from a predominant focus on lending to the public sector to a broader lending portfolio that increasingly includes the private sector. This shift in BBVA Argentina’s lending activities could entail its own distinct set of risks.

The Milei administration has introduced various measures to reduce Argentina’s fiscal deficit. As a result, the government’s borrowing needs have declined, leading to a reduced reliance on financing from the financial sector, including BBVA Argentina. In this context, BBVA Argentina has diversified its lending activity, shifting from a predominant focus on lending to the public sector to a broader lending portfolio that increasingly includes the private sector.

While this diversification helps reduce BBVA Argentina’s exposure to sovereign risk, it also introduces new challenges. Lending to the private sector involves different credit dynamics, including a wider dispersion of borrowers, higher credit risk, and increased sensitivity to economic cycles. Successfully managing the diversification of BBVA Argentina’s lending activities may require substantial changes to BBVA Argentina’s risk management framework and operational processes, which may not be effectively or promptly implemented. In addition, private sector demand for credit may not develop at the scale or quality needed to support the Bank’s objectives.

If BBVA Argentina is unable to adapt its business plan effectively, or if the diversification of BBVA Argentina’s lending activities results in higher levels of non-performing loans, its financial condition and operating results could be adversely affected. Furthermore, continued reductions in the Argentine government’s reliance on market-based financing may limit lending opportunities for financial institutions, including BBVA Argentina.
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
The Central Bank decreased the annual monetary policy rate in December 2023 from 133% to 29% with the aim to improve the Central Bank’s balance sheet by first lowering interest-bearing liabilities and then eliminating them.
While the downward trend is expected to continue, there could still be continued volatility or the Central Bank could decide to reverse its policy on the basis of the evolution of financial conditions, including inflation, foreign exchange rates, export controls, or other macroeconomic conditions.
Additionally, the government could decide to enact regulations that could adversely affect our intermediation margins. Any of the foregoing could adversely affect our financial spread as a result of differential movements in interest rates for deposits, loans or other bank assets and liabilities. In addition, high interest rates could reduce the demand for credit and our ability to generate credit for our clients, as well as contribute to an increase in the credit default rate. As a result of these and the above factors, significant changes or volatility in interest rates could have a material adverse effect on our business, results of operations and financial condition.
Mismatch between UVA loans and UVA deposits could adversely affect our profitability.
During 2017, new UVA (inflation-adjusted) mortgages grew significantly. At the same time, the Bank launched UVA deposits, but such deposits grew at a slower pace, leading to a mismatch in this activity. During 2018, as a consequence of the peso devaluation, higher inflation and interest rates, growth in both UVA loans and liabilities slowed and from 2019 to 2023 new origination came to a halt.
In 2024, as a result of lower inflation and improved financial conditions, UVA loans increased again, and as in the past, UVA deposits increased at a significantly slower pace.
As of December 31, 2024, UVA loans amounted to Ps.257,550 million while UVA deposits amounted to Ps.71,086 million and the imbalance is expected to increase at least during the first half of 2025.
Independent of how this activity may develop, there will probably still be a mismatch among UVA loans and deposits in the near future, as loans are mainly mortgages with long maturities, and this mismatch could have a material adverse effect on our business, results of operations and financial condition, particularly in the event that interest rates turn positive in real terms and the Bank is not able to hedge with inflation adjusted liabilities.
Our estimates and established reserves for credit risk and potential credit losses may prove to be inaccurate and/or insufficient, which may materially and adversely affect our results of operations and financial condition.

Given the nature of our business, several of our products— particularly consumer loans, commercial loans, and other receivables—carry inherent credit risk. Changes in the income levels of our borrowers, inflationary pressure, or increases in interest rates could adversely affect the quality of our loan portfolio.
As of December 31, 2024, our non-performing loan portfolio amounted to Ps.112,818 million compared to Ps.76,668 million as of December 31, 2023. The non-performing loan ratio decreased to 1.13% as of December 31, 2024 from 1.29% December 31, 2023.

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
Argentine financial institutions (including BBVA Argentina) continue to be exposed, to some extent, to public sector debt and the public sector’s repayment capacity. The Argentine government’s ability to honor its financial obligations is dependent on, among other things, its ability to establish economic policies that succeed in fostering sustainable growth and development in the long term, generating tax revenues and controlling public expenditures, which could, either partially or totally, fail to take place.
The Bank’s exposure to the public sector as of December 31, 2024 was Ps.2,676,793 million, representing approximately 18% of its total assets. Of this total, Ps.37,099 million were BCRA debt instruments and Ps.2,639,694 million corresponded to Argentine government securities. As a result, BBVA Argentina’s income-generating capacity may be materially impacted or may be particularly affected by the Argentine public sector’s repayment capacity and the performance of public sector bonds, which, in turn, is dependent on the factors referred to above.

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
Moreover, the widespread adoption of new technologies, including artificial intelligence (“AI”), cloud computing, big data analysis, crypto currencies and payment systems could require substantial investment to modify or adapt existing products and services as the Bank continues to increase its mobile and internet banking capabilities. Likewise, the increasing use of these new technologies and mobile banking platforms could have an adverse impact on the Bank’s investments in facilities, equipment and employees of the branch network. A faster pace of transformation towards mobile and online banking models could require changes in the Bank’s commercial banking strategy, including the closure or sale of some branches and the restructuring of others, and reductions in employees. These changes could result in significant expenses as the Bank reconfigures and transforms its commercial network. Failure to effectively implement such changes efficiently and on a timely basis could have a material adverse effect on the Bank’s competitive position or otherwise have a material adverse effect on the Bank’s business, financial condition or results of operations.
Our future success may depend, in part, on our ability to use technology to provide suitable products and services for our customers and adequately manage information technology obsolescence. While the Bank has focused on developing its technological capabilities in recent years and is committed to digitization, its ability to compete successfully is likely to be adversely affected by, on the one hand, the existing uneven playing field between banks and non-bank players and, on the other, the increasing relevance of access to digital data and interactions for customer relationship management, which places digital platforms at an advantage. Digital platforms (such as those maintained by large technology or social media companies and FinTechs) increasingly dominate access to data and control over digital interactions, and are already eroding the Bank’s results in highly relevant markets such as payments. These platforms can leverage their advantage in access to data to compete with the Bank in other markets and could reduce the Bank’s operations and margins in its core businesses such as lending or wealth management. In the event that the Bank is not successful in addressing increasing competition, its business, financial condition and results of operations could be materially and adversely affected.
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
For example, Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). Such investigation includes the provision of services by Cenyt to BBVA. On July 29, 2019, BBVA was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could constitute bribery, revelation of secrets and corruption. Certain current and former officers and employees of the BBVA Group, as well as former directors, have also been named as investigated parties in connection with this investigation. Since the beginning of the investigation, BBVA has been proactively collaborating with the Spanish judicial authorities, including sharing with the courts information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts.
By order of the Criminal Chamber of the National High Court, the pre-trial phase ended on January 29, 2024.
On June 20, 2024, the judge issued an order authorizing the continuation of abbreviated criminal proceedings against BBVA and certain current and former officers and employees of BBVA, as well as against some former directors, for alleged facts which could constitute bribery and revelation of secrets.
It is not possible at this time to predict the possible outcomes or implications for the BBVA Group of this matter, including any fines, damages or harm to the BBVA Group’s reputation caused thereby.
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
Argentina reached an agreement in 2016 with the holdouts of the 2005-2010 debt restructurings, and consequently between 2016 and 2017 the country’s sovereign ratings were upgraded. However, from 2018 onwards that trend was reversed, and the country was either downgraded or put under review with a negative outlook. In April 2020, after the debt restructuring established by the national government for all public bonds in foreign currency under local legislation, risk rating agencies lowered Argentina’s rating to “Selective Default”. Nevertheless, in September 2020 the government agreed with the bondholders to restructure more than 99% of the public debt with private creditors, significantly reducing coupon payments and extending maturities. Once this agreement was settled, the rating agencies upgraded Argentina’s sovereign rating to CCC+. On October 26, 2022, Fitch downgraded Argentina’s rating from CCC to CCC- and in January 2023 it downgraded Argentina’s rating to Selective Default (though such downgrade was reversed a few days later), and on March 29, 2023, S&P downgraded Argentina’s rating from CCC+ to CCC. Nevertheless, S&P raised its long-term foreign currency debt rating by one notch, from ‘CCC-’ to ‘CCC’ and improved its outlook from “negative” to “stable”.
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
Banks and their activities increasingly rely on highly sophisticated information technology (“IT”) systems to deliver products and services to their customers. IT systems are exposed to a number of problems, such as software or hardware failures, malicious software, vulnerabilities, hacking and physical damage to vital IT centers. IT systems need regular patches and updates and banks, including us, may not be able to implement the necessary updates in a timely manner. Additionally, new technologies, such as AI and quantum technologies, which are gaining increased importance to banks’ operations, are also subject to IT risks.
In recent years, the number of security incidents to which companies from different industries are exposed has increased. Attacks are becoming more frequent and compromise the infrastructure of the affected company, exposing internal and customer information, including as a result of phishing and social engineering campaigns, the intrusion of malicious software or ransomware campaigns and denial of service attacks that affect the availability of systems, among others. Cyber threats are rapidly evolving and we may not be able to anticipate or prevent all such attacks. We are under the continuous threat of economic losses due to cyber-attacks, especially as we continue to expand customers’ capabilities to use digital channels to conduct business transactions. Two of the most important cyber-attack risks we face are electronic fraud and the violation of confidential customer data. Electronic fraud loss occurs when cybercriminals violate and extract funds directly from customers’ or our accounts. A violation of confidential customer data, such as contact information, account numbers or credit card data, could present a significant impact on reputation and legal and /or regulatory costs for us. We may incur increasing costs in an effort to minimize these threats and we may be liable for any breach or loss of security.
In addition to the costs that may be incurred as a result of any failure of our IT systems, we may face penalties from banking regulators if we fail to comply with applicable banking or reporting regulations as a result of any IT risks, including as a result of the implementation of AI or quantum technologies, or other failures. In 2023, the Central Bank published new requirements regarding risk management and technology and information security control, the compliance of which demand the undertaking of a gap analysis and the deployment of additional measures as part of our cybersecurity risk management.
We face security risks, including denial of service attacks, hacking, social engineering attacks targeting its colleagues and customers, malware intrusion or data corruption attempts and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure.
Our computer systems and network infrastructure and those of third parties, on which we are highly dependent, are subject to security risks and could be susceptible to cyber-attacks. Our business relies on the secure collecting, processing, transmission, storage and retrieval of confidential, proprietary and other information in its computer and data management systems and networks, and in the computer and data management systems and networks of third parties. In addition, to access our network, products and services, our customers and other third parties may use personal mobile devices or computing devices that are outside of our compliance policy and are subject to their own cybersecurity risks. Cyber-attacks or security violations, whether directed at us or third parties, may result in material loss or have material consequences and damage our reputation.
In addition, the risk of fraud and scams is increasing as we offer more online products through digital channels. In 2024, the growing trend in cases involving phishing, malware, telephone and social media scams and credit card fraud continued to evolve into more complex ways of deception. There are several social engineering techniques that cybercriminals use to deceive customers and obtain confidential data. In this sense, the implementation of preventive measures of computer and documentary fraud as well as people’s awareness are becoming increasingly important.
Protecting assets from potential cybersecurity threats is a significant challenge. Risks continue to increase as more mobile payment products and other Internet-based products become available, expanding our internal use of web products and applications. Therefore, it is essential to implement measures and controls to increase security and mitigate threats to cybersecurity.
Cyber-attacks or security violations, whether directed at us or third parties, may result in material loss or have economic consequences. In addition, the public perception that a cyber-attack on our systems has been successful, whether or not this perception has been correct, can damage our reputation with the customers and third parties with whom we do business. Hacking of personal information and the risks of identity theft, in particular, could cause serious reputational damage. Successful penetration or circumvention of system security could cause us serious negative consequences, including loss of customers and business opportunities, significant business disruption of our operations and business, misappropriation or destruction of our confidential information and/or that of our customers, or damage to our or our customers’ and/or third parties’ computers or systems, and could result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, additional compliance costs, and could adversely impact our results of operations, liquidity and financial condition.
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
We are a commercial bank organized under the laws of Argentina. Most of our shareholders, directors, members of the supervisory committee and officers and certain experts named herein reside outside the United States (principally in Argentina). Substantially all of our assets are located outside the United States. If any shareholder were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce in Argentina a judgment against them obtained in the courts of the United States, based upon the civil liability provisions of the United States federal securities laws, due to specific requirements of Argentine law regarding procedural law issues and principles of public policy.
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
If in the future, judicial or administrative decisions were to increase the degree of protection provided to our debtors and other clients, or be favorable to claims filed by consumer groups or associations, the ability of financial institutions to freely determine charges, fees or expenses for their services and products could be adversely affected, thereby affecting our business, financial condition and results of operations.
BBVA, our controlling shareholder, has the ability to direct our business and its interests could conflict with yours.
As of December 31, 2024, our parent company, BBVA, directly or beneficially owned 66.55% of our capital stock. As a result, BBVA controls virtually all decisions with respect to our company made by shareholders. It may, for example, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities and determine the timing and amounts of dividends, if any, always subject to the applicable legal framework. Its interests may conflict with your interests as a holder of our shares or ADSs, and it may take actions that might be desirable to BBVA but not to our other shareholders.

Our ability to grow our business depends on our ability to manage our relationships with partners and grow our deposit base.
We seek to grow our business by, among other means, increasing our client base. Our strategic partnerships are important components of our client acquisition strategy. We have various strategic partnerships, which include Despegar, MOVE Concerts Argentina S.A., Medios y Contenidos Producciones S.A. and En Vivo Producciones S.A., these four being within the entertainment sector. Distribution channels include credit card programs with Club Atlético River Plate Asociación Civil and Club Atlético Boca Juniors Asociación Civil, Argentine soccer clubs, and the agreements with automobile companies Peugeot, Citroën, Renault and Volkswagen, which we depend on to expand our client reach cost-effectively, further expand our points of presence and enhance our value proposition. Any deterioration in our relationships with our strategic partners could adversely affect our strategy and materially and adversely affect our business, results of operations and financial condition.
In addition, the successful growth of our business depends on our ability to grow our deposit base. Political, economic or legal developments in Argentina or other factors could lead customers to withdraw funds from the Argentine financial system, adversely affecting us. If there are improvements in the Argentine economy, including lower inflation and increased lending activity in the Argentine banking sector, we expect this would contribute to the growth of our business and profitability. However, we can provide no assurance regarding the future performance of the Argentine economy or how any improvements will affect us. If the Argentine economy fails to improve, it could have a material adverse effect on our business, results of operations and financial condition.
We may enter into one or more acquisitions which could adversely affect the value of the Bank.
We regularly explore consolidation opportunities in the ordinary course of business and believe there are significant opportunities to expand our footprint in the Argentine banking sector. In the event that we choose to make an acquisition in the future, any such transaction would involve a number of risks and uncertainties, including:
•the possibility that we pay more than the value we will derive from any such transaction;
•the possibility that Argentine economic and political conditions will not develop in the manner we expect;
•the possibility that the Argentine financial services market will not develop in the manner we expect;
•a reduction in our cash available for operations and other uses;
•the potential incurrence of indebtedness to finance any such transaction;
•delays in achieving or our failure to successfully achieve the anticipated benefits of any acquisition;
•difficulties in integrating any business acquired, including difficulties in harmonizing the companies’ operating practices, technology platforms, internal controls and other policies, procedures and processes;
•diversion of management time and resources in coordinating a larger or more geographically dispersed organization;
•the quality of the assets of the acquired business may be lower than we anticipate; and
•the assumption of certain liabilities, whether known or unknown.
Any of the foregoing or other risks and uncertainties related to any acquisition could have a material adverse effect on our business, results of operations and financial condition or the value of the Bank.
We may suffer adverse consequences related to our calculation of income tax for the years ended December 31, 2020 and 2022.
In May 2021, we filed a request for declaratory judgment with the Contentious Administrative Federal Court No. 5, Secretariat No. 9, seeking that such court declare unconstitutional certain provisions of Argentine law that prevented us from fully applying the inflation adjustment mechanism in our 2020 tax return. On May 26, 2021, we filed our income tax return for 2020 giving effect to an adjustment for inflation. On August 15, 2023, the Bank obtained a new favorable judgment from the Federal Court for Administrative Litigation No. 5. On August 23, 2023, the tax authority filed an appeal against this judgment requesting its revocation. On July 1, 2024, the Court rejected the appeal and the tax authority appealed it again to the Federal Court.

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

As of the date of this annual report on Form 20-F, we cannot predict the outcome of these legal actions or whether we will be required to amend our income tax returns for 2020 and/or 2022 or make any provisions with respect thereto in our financial statements prepared under IFRS-IASB. If we are required to amend our income tax returns for 2020 or 2022, we may be required to pay interest and charges to the Argentine tax authorities, and could be subject to other consequences. We cannot predict with certainty the outcome of our requests for declaratory judgment or whether they would have a material adverse effect on our business, results of operations or financial condition, or the trading prices of our ordinary shares and ADSs.
The Argentine economy qualifies as a hyperinflationary economy under IAS 29. Given that the peso is our functional currency, we apply IAS 29 for periods ending after July 1, 2018, and our Consolidated Financial Statements and other financial information are presented in terms of the measuring unit current at December 31, 2024.
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
The total cumulative inflation in Argentina in the 36 months prior to December 31, 2024, as measured by both consumer and wholesale price indexes published by INDEC, exceeded 100%. Qualitative macroeconomic factors, including the depreciation of the peso in recent months, also support the conclusion that Argentina is a hyperinflationary economy for accounting purposes. Accordingly, IAS 29 is applicable to any financial statements as from July 1, 2018 included in any of our filings with the SEC under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Argentine accounting standards authorities have reached a consensus that the “general price index” for IAS 29 purposes is determined considering the wholesale price index up to December 2016 and the CPI from then onwards. These indices have been determined or referred to the INDEC. Therefore, our Consolidated Financial Statements included in this annual report are adjusted by applying the relevant indices and presented in terms of the measuring unit current at December 31, 2024.
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
(i)the application of the expected credit loss model set forth under paragraph 5.5. of IFRS 9 for debt instruments issued by the public sector;
(ii)the accounting treatment used to record the income (loss) of the transfer to a third party of the shares the Bank owned in Prisma Medios de Pago S.A in the three-month period ended March 31, 2022. If the fair value of the Bank’s interest in Prisma Medios de Pago S.A. had been determined on the basis of IFRS-IASB, the income (loss) for previous years and for the year ended December 31, 2022 would have been different. This accounting treatment does not affect the shareholders’ equity value as of December 31, 2022.

Because of such differences, our statutory consolidated annual financial statements for the fiscal years ended December 31, 2024, 2023 and 2022 are not comparable with the Consolidated Financial Statements included herein. In addition, we will continue to have differences during 2025 between our statutory consolidated financial statements and the financial statements required by IFRS-IASB. We do not intend to report in accordance with IFRS-IASB on an interim basis during 2025. Consequently, our interim financial information for 2025 will not be comparable with the Consolidated Financial Statements and other information contained in this annual report on Form 20-F.
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

By Communication “A” 7719 dated March 9, 2023, the Central Bank enabled financial entities, with its prior authorization, to distribute dividends for up to 40 % of their “distributable profit” in six equal, monthly and consecutive installments from April 1, 2023 to December 31, 2023.

On March 21, 2024 the BCRA issued Communication “A” 7984, effective until December 31, 2024, which established that financial institutions, with its prior authorization, may distribute dividends for up to 60% of their “distributable profit” in six equal, monthly and consecutive installments once authorization is obtained by the BCRA.

Subsequently, on April 30, 2024, the BCRA issued Communication “A” 7997, which further modified the dividend distribution framework, enabling financial entities, with its prior authorization, to distribute dividends for up to 60% of their “distributable profit” in three equal, monthly and consecutive installments. Additionally, non-resident shareholders have the option to receive their dividends in a single cash payment, provided that such funds are directly allocated to the subscription of Bonds for the Reconstruction of a Free Argentina (BOPREAL bonds), in accordance with foreign exchange regulations.

Pursuant to Communication “A” 8214 dated March 13, 2025, up to December 31,2025, the Central Bank enabled financial entities that obtained its prior authorization, to distribute dividends for up to 60 % of their “distributable profit” in ten equal, monthly and consecutive installments, starting from June 30, 2025 and with each such installment being paid no earlier than the day prior to the last business day of each subsequent month. The installments had to be paid in homogenous currency.

As a result of the foregoing, dividends may be paid when we have no income as determined under IFRS-IASB and, conversely, dividends may not be payable even if we have income as determined under IFRS-IASB. Moreover, BBVA as our majority shareholder has the power to approve or fail to approve any proposed dividends.

Environmental, social and governance (ESG) risks may adversely impact the Bank.
ESG factors present risks associated with (i) climate change, including physical risks and transition risks (linked, among others, to changes in regulations, technologies and market preferences associated with the transition to a less carbon-dependent economy); (ii) other environmental factors, such as biodiversity loss, water stress and other nature-related factors; (iii) social factors, such as human rights, inclusion, diversity and workplace safety; and (iv) corporate governance matters, such as the governance of environmental and social risks.
ESG risks include short-, medium- and long-term risks that may adversely affect the Bank and its customers or counterparties. Such risks are expected to increase and/or evolve over time.
Among others,they include the following:
•    Physical risks: the activities of the Bank or those of its customers or counterparties could be adversely affected by the physical risks (including acute and chronic) arising from climate change or other environmental challenges. For example, extreme weather events may damage or destroy properties and other assets of the Bank or those of its customers or counterparties, make the insurance against certain risks more expensive or unfeasible, result in increased costs or otherwise disrupt their respective operations (for example, if supply chains are disrupted as a result), diminishing –in the case of the Bank’s customers or counterparties - their repayment capacity and, if applicable, the value of assets granted as collateral to the Bank. The Bank is also exposed to potential long-term physical risks arising from climate change and other environmental challenges, such as any ensuing deterioration in economic conditions that results in credit-related costs, or potential impacts on the Bank’s assets and operations. The Bank could also be required to change its business models in response to the foregoing.
•    Legal and regulatory risks: legal and regulatory changes related to how banks are required to manage climate and other ESG risks or otherwise affecting banking practices or disclosure of information may result in higher compliance, operational and credit risks and costs. The Bank’s customers and counterparties may be exposed to similar risks. Further, legal and regulatory changes may result in legal uncertainty and the existence of overlapping or conflicting regulatory or other requirements. They may also give rise to regulatory asymmetries whereby some persons, including the Bank and its customers and counterparties, are more heavily regulated than others, placing such persons at a disadvantage. The Bank or its customers or counterparties may be unable to meet any new requirements on a timely basis or at all, including new product and service specifications, governance frameworks and practices and disclosure requirements and standards. In addition, in the case of banks, new regulation could include requirements related to lending, investing, capital and liquidity adequacy and operational resilience. The incorporation of ESG risks in the existing prudential framework is still developing and may result in increased risk weighting of certain assets. Moreover, there are significant risks and uncertainties inherent in the development of adequate risk assessment and modelling capabilities with respect to ESG-related matters and the collection of customer, third-party and other data, which may result in the Bank’s systems or frameworks (or those of its customers and counterparties, where applicable) being inadequate, inaccurate or susceptible to incorrect customer, third-party or other data, any of which could adversely affect the Bank’s disclosure and financial reporting. Further, increased regulation arising from climate change and other ESG-related challenges could result in increased litigation by different stakeholders (including non-governmental organizations (“NGOs”)) and regulatory investigations and actions.
•    Technological risks: certain of the Bank’s customers and counterparties may be adversely affected by the progressive transition to a low-carbon economy and/or risks and costs associated with new low-carbon technologies. If the Bank’s customers and counterparties fail to adapt to the transition to a low-carbon economy, or if the costs of doing so adversely affect their creditworthiness, this could adversely affect the Bank’s relevant loan portfolios.
•    Market risks: the Bank and certain of the Bank’s customers and counterparties may be adversely affected by changes in market preferences due to, among others, increased ESG awareness. Further, the funding costs of businesses that are perceived to be more exposed to climate change or to other ESG-related risks could increase. Any of this could result in the reduced creditworthiness of such customers and counterparties, adversely affecting the Bank’s relevant loan portfolios. The Bank and its customers and counterparties could also be adversely affected by changes in prices resulting from shifts in demand or supply brought by climate change or other ESG-related factors, including prices of energy and raw materials, or by their inability to foresee or hedge any such changes.
•    Reputational risks: the perception of climate change and other ESG-related challenges as a risk by society, shareholders, customers, governments and other stakeholders (including NGOs) continues to increase, including in relation to the financial sector’s activities. This may result in increased scrutiny of the Bank’s activities, as well as its ESG-related policies, goals, disclosures or communications. The Bank’s reputation and ability to attract or retain customers may be harmed if its efforts to reduce ESG-related risks are deemed to be insufficient or if a perception is generated among the different stakeholders that the Bank’s statements, actions or disclosure do not fairly reflect the underlying sustainability profile of the Bank, its products, services, goals and/or policies. At the same time, the Bank may refrain from undertaking lending or investing activities or other services that would otherwise have been profitable in order to fulfill its obligations or avoid reputational harm. Further, divergent views on ESG policies may also have a negative impact on the Bank’s reputation. Increased scrutiny of the Bank’s activities, as well as its ESG-related policies, goals and disclosure may result in litigation and investigations and supervisory actions (including potential greenwashing claims). The BBVA Group has disclosed certain aspirational ESG-related goals and such goals, which are being pursued over the long-term, may prove to be considerably more costly or difficult than currently expected, or even impossible, to achieve, including as a result of changes in regulation and policy, the pace of technological change and innovation and the actions of governments and the Bank’s customers and competitors. Potential greenwashing claims arising from ESG-related statements, disclosure and/or actions of the Bank may also give rise to reputational risks.
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
We can provide no assurance that we will be able to maintain effective internal control over financial reporting in the future, that misstatements due to error or fraud or otherwise will not occur, that all control issues are detected or that we will be able to prepare our financial information on a timely basis. If our disclosure controls and procedures, including internal control over financial reporting, are not effective, it could have a material adverse effect on our business, results of operations and financial condition. Moreover, it could have an adverse effect on the price of our ordinary shares and ADSs.
Our management has issued a report on its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024 and concluded that the Bank’s internal control over financial reporting was effective as of such date. See “Item 15. Controls and Procedures”.

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
Several rules were enacted during 2020 which, among others: (i) required the remaining balance arising from credit cards to be automatically refinanced between September 1, 2020 and September 30, 2020 up to a maximum rate of 40%; (ii) established the minimum rates for retail customers subject to certain variables; (iii) froze the installments of home mortgage loans and pledge loans adjusted to UVA index, and any unpaid installments were rescheduled; and (iv) ordered financial institutions to request any loan unpaid installments to be paid at the end of the life of the loan. Additionally, on March 19, 2020, the Central Bank issued Communication “A” 6938, temporarily easing the criteria to classify banks’ debtors established in the “Debtors’ Classification” rules and introduced certain changes to the manner in which financial institutions calculate RPC. Furthermore, in response to the crisis triggered by the Covid-19 pandemic, the Central Bank adopted a series of credit stimulus measures aimed at the most vulnerable economic sectors, primarily micro-, small- and medium-sized enterprises (“MSMEs”) and the self-employed and eased reserve requirements for financial institutions that extended such credit lines. For a description of the effects of these regulations on BBVA Argentina, see “Item 5. Operating and Financial Review—Effects of Recent Regulatory Changes on BBVA Argentina”.
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
During 2024, the BCRA eliminated many of the existing restrictions, such as the minimum rate for fixed-term investments, the maximum charges for credit card financing, the special requirements for opening savings accounts in foreign currency and the limit on the rate of punitive interest on credit card financing, but others continue to remain.
As a result of these regulatory changes, banking activity has become increasingly more restrictively regulated, with the stated goal of protecting users of financial services.

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
We are exposed to compliance risks.
Due to the nature of our activities, we are exposed to certain compliance risks. In particular, we must comply with regulations regarding customer conduct, market conduct, the prevention of money laundering and the financing of terrorist activities, the protection of personal data, the restrictions established by national or international sanctions programs and anticorruption laws (including the US Foreign Corrupt Practices Act of 1977 and the UK Bribery Act of 2010), the violations of which may lead to very significant penalties. These anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we directly or indirectly, through third parties, deal with entities whose employees are considered to be government officials. The Bank’s activities are also subject to complex customer protection and market integrity regulations.
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
Although we have adopted policies, procedures, systems and other measures to manage compliance risk, we are dependent on our employees and external suppliers for the implementation of these policies, procedures, systems and other measures, and we cannot guarantee that these are sufficient or that our employees or our business partners, agents and/or other third parties with a business or professional relationship with us, do not circumvent or violate our ethics and compliance regulations, acts for which such persons or we could be held ultimately responsible and/or that could damage our reputation. In particular, acts of misconduct by any employee, and particularly by senior management, could erode trust and confidence and damage our reputation among existing and potential clients and other stakeholders. For example, on October 25, 2022 we were notified by the BCRA of the opening of several criminal proceedings against the Bank and certain of its directors and employees related to exchange operations carried out in alleged breach of the provisions of point 9 of Communication “A” 6770 BCRA (in relation to tickets associated with operations carried out between residents and the advanced payment of imports). The Central Bank proceeded to accumulate the different files and treat them as a single case. Depositions have been filed by the Bank and all accused directors and employees. On February 1, 2024, the pleadings of all the defendants were considered filed and the case is currently under trial.
Our actual or alleged misconduct in any number of activities or circumstances, including operations, employment-related offenses such as sexual harassment and discrimination, regulatory compliance, the use and protection of data and systems, the satisfaction of client expectations, and actions taken by regulators or others in response to such misconduct, could lead to, among other things, sanctions, fines and reputational damage, any of which could have a material adverse effect on our business, financial condition and results of operations.
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
Further, the Covid-19 pandemic led to new specific regulations largely focused on consumer protection being adopted in many countries, including Argentina, mainly in 2020. The need to timely adapt the Group’s processes and systems to these new regulations under the then-prevailing circumstances posed a compliance risk. Likewise, the increase in remote account opening driven in part by the pandemic has resulted in increased money laundering risks. Additionally, criminals have sought to exploit the opportunities created by the pandemic across the globe, which has resulted in increased money laundering risks associated with counterfeiting of medical goods, investment fraud, cyber-crime scams and exploitation of economic stimulus measures put in place by governments. Increased strain on our communications surveillance frameworks could raise our market conduct risk.
Argentine corporate disclosure, governance and accounting standards may require us to provide different information than would be required under U.S. standards. This difference could limit investors’ ability to evaluate our business, results of operations and financial condition, and influence investors’ decisions whether to invest in our securities.
The securities laws of Argentina that govern publicly-listed companies, such as we are, impose disclosure requirements that are more limited than those in the United States. The Argentine securities markets are not as highly regulated and supervised as the U.S. securities markets. There are also important differences between accounting and financial reporting standards applicable to financial institutions in Argentina and those in the United States. As a result, financial statements and reported earnings of Argentine financial institutions generally differ from those reported based on U.S. accounting and reporting standards.
The Consolidated Financial Statements included in this annual report on Form 20-F have been prepared in accordance with IFRS-IASB. By contrast, the Bank’s statutory consolidated annual financial statements for the fiscal year ended December 31, 2024 were prepared pursuant to the reporting framework established by the Central Bank requiring supervised entities to submit financial statements prepared pursuant to IFRS-IASB with certain exceptions. We will continue to have differences during 2025 between our statutory consolidated financial statements and the financial statements required by IFRS-IASB. We do not intend to report in accordance with IFRS-IASB on an interim basis during 2025. Consequently, our interim financial information for 2024 will not be comparable with the Consolidated Financial Statements and other information contained in this annual report on Form 20-F. See “Presentation of Financial Information” and “Item 3. Key Information—D. Risk Factors—Risks Relating to the Argentine Financial System and to BBVA Argentina—The Argentine economy qualifies as a hyperinflationary economy under IAS 29. Given that the peso is our functional currency, we apply IAS 29 for periods ending after July 1, 2018, and our Consolidated Financial Statements and other financial information are presented in terms of the measuring unit current at December 31, 2024”.
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
Argentine Law No. 24,485, in force since April 18, 1995 and as amended by Law No. 25,089, provides that in case of judicial liquidation or bankruptcy of a financial institution such as BBVA Argentina, all depositors, irrespective of the type, amount or currency of their deposits, will have general and absolute preferential rights with respect to all other creditors, except for certain labor credits and credits secured with a pledge or mortgage, to be paid with 100% of the funds deriving from the liquidation of our assets. In addition, depositors of any kind of deposits have special preferential rights over the our remaining creditors, except for certain labor credits, to be paid with (i) any of our funds which may be held by the Central Bank as total reserves, (ii) any remaining funds of ours in existence as of the date on which our license is revoked, or (iii) any funds derived from the compulsory transfer of certain of our assets according to instructions of the

Central Bank, in the following order of priority: (a) deposits made by legal entities up to Ps.5,000 per entity, or its equivalent in foreign currency, (b) deposits for terms exceeding 90 days and (c) all other deposits on a pro rata basis.
In case of a judicial liquidation or bankruptcy of a financial institution such as BBVA Argentina, shareholders may not be able to partially or completely recover their investment due to the priority imposed by law.
ITEM 4.        INFORMATION ON THE COMPANY
Recent Political and Economic Developments in Argentina
On November 19, 2023, Javier Milei was elected President of Argentina with 56% of the votes, and he took office on December 10, 2023, resulting in a significant increase of the official US$/Peso exchange rate, which increased from 366.5 to 800.0 in a single day. Since then, the official US$/Peso exchange rate has experienced consistent growth, with an average increase of 2% per month with an average increase of 1% per month from February 2025. Concurrently, the Milei administration initiated a significant revision of the fiscal accounts, prioritizing a reduction in public expenditure, particularly in areas such as pensions and public services.
In 2024, Milei also proposed a package of laws that aimed to deregulate different aspects of the economy, from foreign trade to apartment rentals. Most of these measures do not directly affect the Bank, but as more restrictions are being lifted, the financial market could become more competitive.
Monetary issuance to assist the Treasury was reduced to zero as a result of the fiscal surplus, allowing inflation to decelerate and reducing the Argentine government’s reliance on financing from the financial markets and financial institutions, including BBVA Argentina, through the issuance of debt securities. Mid-term elections will take place in October 2025, which may result in increased volatility and economic uncertainty.
On March 18, 2025, the government published Decree No. 179/2025, approving a prospective loan to be entered into between the National Executive Branch and the IMF. Such decree establishes that the prospective loan will be used to repay a portion of the National Treasury’s debt with the Central Bank and will have a 10-year term. As of the date of this annual report on Form 20-F, the relevant loan is pending approval by the IMF. Consequently, there is still uncertainty about the characteristics of any new program to be entered into with the IMF, or whether such program will be entered into at all.
Economic Data
•Economic Activity
In 2024, GDP fell 1.7% due to the partial adjustment of the macroeconomic disequilibrium that led to a recession in the first half of the year, the increase in the official US$/Peso foreign exchange rate and the depreciation of the Peso.
The unemployment rate was 7.1% on average in 2024 compared to 6.1% on average in 2023.
In 2023, GDP fell 1.6% primarily due to (i) the severe drought suffered in recent years which adversely affected the agricultural sector, resulting in an estimated reduction in dollar inflows of approximately US$20 billion and in more stringent controls on imports in order to avoid the further depreciation of the Argentine peso, (ii) the inflationary acceleration, with annual inflation increasing from 94.8% in 2022 to 211.4% in 2023, adversely affecting investment and reducing disposable income, (iii) political uncertainty and (iv) the depreciation of the exchange rate, which resulted in a decrease in consumption which could have a direct impact in employment. Unemployment slightly decreased, from 6.8% on average in 2022 to 6.1% on average in 2023.
In 2022, GDP grew 5.3%. The normalization of economic activity after the Covid-19 pandemic was the main driver for this growth.
The unemployment rate decreased again in 2022 from 8.7% on average in 2021 to 6.8% on average in 2022.
•Prices

In 2024, inflation reached 117.8%, a significant decrease compared to 211.4% in 2023, partially as a result of the exchange rate and the regulated prices adjustment. Regulated prices grew 205.9% while core inflation was 105.5%.
In 2023, inflation reached 211.4%, its highest value since 1991. The increase in prices that followed both the August and December exchange rate increases partially led to the inflationary acceleration in 2023 compared to 2022. Core inflation was 229.4% while regulated prices grew 164.9%.
In 2022, inflation reached 94.8%. The increase in prices that followed Minister Martin Guzman’s sudden departure, together with the adjustments in the regulated prices, partly explain the inflationary acceleration in 2022 compared to 2021. Core inflation was 90.6% while regulated prices grew 85.7%.
•Public Finances
Since Milei took office, certain measures have been taken, including the partial lifting of subsidies on utility rates, the reduction of public employment, the suspension of the pension actualization formula and public works and other measures, aimed at reducing the public deficit. In 2024, the measures undertaken by the Milei administration resulted in a 1.8% GDP primary fiscal surplus, the first primary surplus in more than 10 years. This was mainly explained by the reduction in public expenses.
In 2023, the primary deficit amounted to 2.7% of GDP. Although the government gradually decreased spending at the beginning of the year, primarily with respect to utility tariffs, spending increased significantly during the presidential campaign, resulting in a deficit that exceeded the IMF target.
Measures taken by the government during the second half of 2022 partly corrected the dynamics of the fiscal result supported by the implementation of the soybean dollar in September and December and the advanced payment of corporate extraordinary income tax installments. As a result, the primary deficit amounted to 2.4% of GDP in 2022.
•External Sector
Trade surplus amounted to US$ 18.9 billion in 2024, primarily as a result of the depreciation of the peso compared to the U.S. dollar, and the energy surplus amounted to US$ 5.7 billion. In the foreign exchange market, the peso depreciated by 27.7% in 2024, reaching 1032.5 Ps/US$ on December 31, 2024. International reserves were US$29.6 billion as of December 31, 2024.
Argentina had a US$6.9 billion trade deficit in 2023 primarily due to the severe drought suffered in recent years, which adversely affected the agricultural sector. In the foreign exchange market, the peso depreciated by 356.4% in 2023, reaching 808.5 Ps/US$ on December 31, 2023. International reserves were US$23.1 billion as of December 31, 2023.
The trade surplus decreased in 2022 due to higher energy prices, one of Argentina’s main imports. As a result, the trade balance amounted to US$6,923 million. In the foreign exchange market, the Ps/US$ parity grew by 72.4% in 2022, reaching 177.1 Ps/US$ on December 31, 2022. International reserves were US$44.6 billion as of December 31, 2022.
Monetary Policy
Since Milei took office the monetary policy rate has dropped from 133% to 29% and has ceased to be the 28-day Leliq rate to become the overnight rate from LEFI (Treasury bills). After being below inflation in the first months of 2024, it remained stable for the rest of the year.
In response to accelerating inflation and to prevent spikes in the parallel U.S. Peso exchange rate, the Central Bank decided to increase interest rates in 2023. As a result, the monetary policy rate increased from 75% per annum to 133% per annum.
During 2022, the Central Bank raised interest rates to cope with accelerating inflation. The monetary policy rate rose from 38% in January 2022 to 75% in September 2022, remaining stable at 75% until March of 2023.

Financial System
All comparisons of the financial system contained in this annual report on Form 20-F are presented in nominal terms. All the variations in the following paragraphs (until —History and Development of the Company) are expressed as December average of the current year versus December average of the previous year.
Private sector deposits grew 128% in 2024 compared to 2023. This was mainly explained by a 177% increase in time deposits and a 94% increase in sight deposits. Dollar denominated private sector deposits grew 119% in 2024 compared to 2023 mainly due to the inflows resulting from the tax amnesty program carried out by the government. Loans in pesos grew 230% in 2024 compared to 2023 due to the inflationary deceleration and the economic activity recovery that took place in the last months of 2024, while loans in US$ grew 188%.
Private sector deposits grew 116% in 2023 compared to 2022. This was mainly explained by a 72% increase in term deposits and a 163% increase in sight deposits. Dollar-denominated deposits fell by 7% in 2023 compared to 2022. Finally, loans for individuals and companies denominated in Peso grew 130% and those denominated in US$ decreased 0.3%.
A.History and Development of the Company
BBVA Argentina, an Argentine corporation (sociedad anónima or “S.A.”), was duly incorporated under the name Banco Francés del Río de la Plata S.A. on October 14, 1886. The Bank has registered its office in Avenida Córdoba 111, 31st floor, C1054AAA, Ciudad Autónoma de Buenos Aires, Argentina; telephone number 54-11-4346-4000. The Bank’s agent in the United States for U.S. federal securities law purposes is CT Corporation System, currently with offices at 28 Liberty Street, New York, New York 10005.
BBVA Argentina’s original bylaws were approved on November 20, 1886 by a decree recorded in the Public Registry of Commerce of the City of Buenos Aires, and the last amendment was recorded on October 17, 2019. Pursuant to its current corporate bylaws (“Bylaws”), the Bank will terminate its activities on December 31, 2080, unless this term is extended by the shareholders. On April 24, 2019, the ordinary and extraordinary general meeting of shareholders approved the change of the Bank’s corporate name to “BBVA Argentina S.A.” and the consequent amendment to the Bylaws to reflect the new corporate name. Notwithstanding the foregoing, in response to a BCRA requirement and based on the authorization granted by the shareholders’ meeting, the Board of Directors, at its meeting held on May 28, 2019, decided to adopt the name “Banco BBVA Argentina S.A.”. The BCRA through resolution No. 166 dated July 25, 2019 made no remarks on said change of corporate name, which has been duly registered before the Argentine Superintendence of Corporations (“IGJ”). In addition, in the aforementioned shareholders’ meeting amendments to sections 6 and 15 of the Bylaws were approved. Our Bylaws were duly registered before the IGJ on October 17, 2019, under No. 21332 Book 97 of Corporations.
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
B.Business Overview

BBVA Argentina is a subsidiary of Banco Bilbao Vizcaya Argentaria S.A., its main shareholder since 1996, and has been one of the leading private financial institutions in Argentina since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including individuals, SMEs, and large companies.

BBVA Argentina’s subsidiaries are BBVA Asset Management Argentina S.A.U. and Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) in the financial sector, and PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Cía Financiera S.A. in the automotive finance sector. In addition, on December 18, 2024, BBVA Argentina entered into an agreement with FIDIS S.p.A pursuant to which BBVA Argentina intends to acquire 50% of the share capital of FCA Compañía Financiera S.A. (“FCA CF”), subject to adjustment. FCA CF is a financial company authorized by the Board of Directors of the Central Bank of the Argentine Republic through Resolution No. 432, dated September 16, 1999. It is part of the global Stellantis automotive group, and its main activity is financing private, non-financial sector residents for the purchase of vehicles of the Fiat, Jeep, and RAM brands, all of which are produced and/or marketed by FCA Automobiles Argentina S.A. The share acquisition will be completed after obtaining authorization from the Central Bank and other applicable regulatory and competition authorizations.

BBVA Argentina is also party to a joint venture with Rombo Compañía Financiera S.A., in the automotive finance sector, and holds minority interests in BBVA Consolidar Seguros S.A., Interbanking S.A., Play Digital S.A. and Openpay Argentina S.A.

BBVA Argentina was one of the first companies to be listed on the Buenos Aires Stock Exchange (BCBA) (now Bolsa y Mercados Argentinos, “ByMA”), quoting since 1888 (ticker: BBAR). It also has been listed on Mercado Abierto Electrónico (“MAE”) since 2018. Its shares in the form of American Depositary Shares (ADSs) have been listed on the New York Stock Exchange (“NYSE”) since 1993 (ticker: BBAR) and on the Madrid-based Mercado de Valores Latinoamericanos (LATIBEX) since December 1999 (ticker: XBBAR).

The BBVA Group’s purpose, including that of BBVA Argentina, is to bring the age of opportunities to everyone, executing on our strategic priorities to capture the opportunities of the new era and achieve our goals. BBVA Argentina’s strategy is based on three pillars: (1) differentiation, by improving our clients’ financial health, and helping them transition towards a sustainable future; (2) superior performance, by having operational excellence and reaching more clients; and (3) being an accelerator, which includes the best and most engaged teams and Data and Technology. BBVA Argentina relies on solid values: “The customer comes first”; “We think big”; and “We are one team”. Data and technology are the main catalyzers of innovation and operational excellence. We seek to be a “data-driven bank” and deliver high quality solutions ensuring reliability and security, while decreasing costs. BBVA Argentina is also committed to sustainability, which is impacting the banking business, as part of its daily activities, encompassing not only relations with customers but also internal processes.
The Argentine financial system is one of the least penetrated financial systems in Latin America, with a fragmented and competitive landscape, that presents growth opportunities. BBVA Argentina is well positioned to capture these growth opportunities given its focus on a differentiated customer experience, strong liquidity and a solid capital base.

As of December 31, 2024, BBVA Argentina had total consolidated assets of Ps.14,719.9 billion, of which Ps.7,538.6 billion comprised its loan portfolio. BBVA Argentina had consolidated total liabilities of Ps.12,104.1 billion at such date, of which Ps.9,929.7 billion were total deposits. Total shareholders’ equity was Ps.2,615.8 billion, on a consolidated basis. Net profit for the year ended December 31, 2024, was Ps.364.8 billion compared to Ps. 342.4 billon for the year ended December 31, 2023.
BBVA Argentina is the third largest privately-owned bank, and fourth largest bank, in Argentina in terms of private loans (as of December 2024), as per Central Bank last quarterly available information). As of December 31, 2024, BBVA Argentina had 11.3% of total banking system private loans, and 10.5% on a non-consolidated basis compared to 9.9% and 9.1%, respectively, as of December 31, 2023. Market share as of December 31, 2024 for retail loans (including consumer, mortgage, credit card and pledge loans) was 9.9% compared to 9.8% as of December 31, 2023. Market share for commercial loans (including discounted instruments, overdrafts, financial leases, financing and prefinancing of exports and other loans) as of December 31, 2024 was 12.6% compared to 9.9% as of December 31, 2023. BBVA Argentina’s loan portfolio mix changed from 49.3% and 50.7% of retail loans and commercial loans, respectively, as of December 31, 2023 to 43.5% and 56.5% of retail loans and commercial loans, respectively, as of December 31, 2024, as a result of BBVA Argentina’s strategy of increasing its participation in commercial lending, in particular, in the SMEs segment.
In 2024, BBVA Argentina increased its private loan market share by 217 basis points, from 9.1% as of December 31, 2023 to 11.3% as of December 31, 2024.
Private loan market share in pesos as of December 31, 2024, was 11.3% compared to 10.4% as of December 31, 2023, partially as a result of the launch in June 2024 of CPI-linked mortgage loans (UVA adjusted) and the increase in consumer loans, from 7.4% as of December 31, 2023 to 7.8% as of December 31, 2024, in line with BBVA Argentina’s business strategy. Private loan market share in foreign currency as of December 31, 2024, was 11.4% compared to 6.9% as of December 31, 2023, boosted by an increased demand of US dollar loans.
BBVA Argentina is the third largest local private bank, and fourth largest bank, in Argentina in terms of private deposits (as of December 2024), as per Central Bank last quarterly available information). As of December 31, 2024, BBVA Argentina had a 8.7% market share of total banking system private deposits compared to 6.7% as of December 31, 2023. BBVA’s Argentina deposit portfolio mix changed from 74.1% and 25.9% of sight deposits (including saving, checking accounts and other deposits) and time deposits (time deposits and investment accounts), respectively, as of December 31, 2023 to 65.8% and 34.2% of sight deposits and time deposits, respectively, as of December 31, 2024.
During the last two years, BBVA Argentina has increased its private deposit market share by 207 basis points, from 6.6% as of December 31, 2022 to 8.7% as of December 31, 2024.
Private deposit market share in pesos as of December 31, 2024, was 7.9% compared to 5.8% as of December 31, 2023. Private deposit market share in foreign currency as of December 31, 2024, was 10.8% compared to 9.8% as of December 31, 2023, boosted by the tax amnesty promoted by the government during the second half of 2024.

Additionally, in the second half of 2024, BBVA Argentina returned to the debt markets for the first time since 2019 through the issuance of three corporate bonds, Class 29, Class 30 and Class 31, all of them denominated in pesos and with a maturity of less than one year.

Through its universal banking platform, BBVA Argentina provides a broad range of financial and non-financial services both to individuals and companies throughout Argentina, across all segments of the population, including retail and commercial banking, insurance, asset management, securities brokerage, and investment banking products and services. BBVA Argentina believes the wide range of financial solutions offered to its customers, complemented by unique strategic alliances and partners, as well as the capacity to leverage the BBVA Group’s global expertise, relationships and technological platform, gives it a significant competitive edge compared to other Argentine companies in the financial sector. Such competitive advantages place it in a privileged position to capture opportunities and capitalize on the potential consolidation of a fragmented banking sector.
The Bank manages the following entity-wide business lines:
•Retail banking, through which it offers financial services to individuals across all income segments. BBVA Argentina’s main retail banking products include checking and savings accounts, time deposits, credit card financing, consumer and pledge loans, mortgages, insurance and investment products. While BBVA

Argentina has a strong presence within the middle-income and affluent segments of the population, its products and distribution channels are designed to attract clients across all client segments. As of December 31, 2024, there were approximately 3.5 million active (defined as the subgroup of total clients that are account holders with an average business volume of more than $0 in the three immediately prior months (non-duplicative for joint-account holders) and excluding Stage 3 clients that are in arrears) retail banking clients, compared to 3.4 million active retail banking clients as of December 31, 2023. The concept of “active client” has been revised during 2024 due to the transition to a new data source. BBVA Argentina’s market share for consumer and mortgage loans as of December 31, 2024, was 7.8% and 2.2%, respectively. In terms of pledge loans, BBVA Argentina’s market share was 5.7% as of December 31, 2024.

In terms of credit card financing, BBVA Argentina’s market share was 12.8% (including Visa and Mastercard active cards) as of December 31, 2024. As of December 31, 2024 and 2023, we had total loans and advances of Ps.3,477.8 billion and Ps.2,081.2 billion, respectively, and total deposits of Ps.5,044.5 billion and Ps.4,417.2 billion as of the same dates, respectively, within this business line.

•Business banking, through which BBVA Argentina offers financial services primarily to local private-sector companies. BBVA Argentina’s main SME products include financing products, factoring, checking accounts, time deposits, transactional and payroll services, insurance and investment products. As of December 31, 2024, BBVA Argentina had more than 179 thousand SME clients, including self-employed individuals, compared to 143 thousand as of December 31, 2023. SMEs are a key element for economic growth in Argentina, and BBVA Argentina is focused on expanding the number of clients it serves and on being a strategic ally to its SME clients, supporting them with tailored products and transactional solutions, as well as with differentiated customer support through its 235 branches. As of December 31, 2024 and 2023, we had total loans and overdrafts of Ps.2,795.9 billion and Ps.1,920.4 billion, respectively, and total deposits of Ps.1,541.3 billion and Ps.1,355.0 billion as of the same dates, respectively, within this business line.

•Corporate & investment banking (CIB), through which BBVA Argentina offers financial services to some of the largest Argentine corporations and multinational companies operating in Argentina. Corporate banking is divided by industry sector: consumers, heavy industries, and energy, providing customized services to large companies. In addition to the products offered to SMEs, corporate and investment banking clients are provided with global transaction services, global markets solutions such as risk management and securities brokerage, long-term financing products including project finance and syndicated loans, and corporate finance services including mergers and acquisitions and capital markets advisory services. As of December 31, 2024, BBVA Argentina had more than 800 corporate banking clients (including mutual funds), which included substantially all of the largest corporations and multinational companies in Argentina. Within the CIB business line, BBVA Argentina is focused on leveraging the deep expertise of its industry-focused relationship executives, supported by the BBVA Group’s global network, to continue to provide bespoke global financial solutions to its corporate client base. BBVA Argentina is focused on being a trusted partner for its corporate clients as they seek to finance investment opportunities, particularly within certain sectors of the economy where investment has lagged, such as telecommunications, energy and infrastructure. As of December 31, 2024 and 2023, we had total loans and advances of Ps.1,264.8 billion and Ps.300.2 billion, respectively, and total deposits of Ps.3,343.9 billion and Ps.2,152.8 billion as of the same dates, respectively, within this business line.

BBVA Argentina offers its products and services through a wide multiple-channel distribution network with presence in all the Argentine provinces and in the City of Buenos Aires, servicing 3.7 million active clients as of December 31, 2024. This network includes 235 branches (50% owned and 50% rented or leased), which provide services to the retail business line and to SMEs, corporations and institutions. Complementing the distribution network, as of December 31, 2024, there were 15 in-company branches, six points of sales (contact points that only offer automated services and sales support, but have no approval by the BCRA to operate as a branch), one point of express support (branches without in-person customer service), 864 ATMs and 880 self-service terminals (“SSTs”, terminals that allow transactions without the need of a personal code or ID number). As of December 31, 2023, BBVA Argentina had 243 branches (46% owned and 54% rented or leased), 15 in-company branches, seven points of sales, two points of express support, 895 ATMs and 861 SSTs. The decrease in branches in 2024 is explained by the merger of closely located branches to improve efficiency. As of December, 2024, 24 of the branches, plus the BBVA Argentina’s headquarters, had the ISO 50001 international standard, which specifies the requirements for maintaining and improving an energy management system. In addition, 193 branches plus four corporate offices comply with the ISO 14001 international standard, which is aimed at environmental management within the organization.

BBVA Argentina had a total of 6,289 employees (total active employees including permanent and temporary employees and excluding expatriates) as of December 31, 2024, of which 2,236 were working in the branch network and 4,053 in central offices. This compares to 6,009 employees as of December 31, 2023, of which 2,214 were working in the branch network and 3,795 were working in central offices.

BBVA Argentina has invested in its physical and digital distribution network, making it possible to offer a differential, flexible, convenient banking experience to its customers. In addition, BBVA Argentina considers that with the existing distribution structure, it has the necessary reach and scale to facilitate expected growth while improving its operating efficiency, number of customers and products. The following table sets forth information regarding our footprint by province as of December 31, 2024:

	Branches	Points of Express Support	ATMs	SSTs	Points of Sale	In-Company Banks
Ciudad Autónoma de Buenos Aires	72	0	257	250	1	5
Buenos Aires	81	0	330	308	2	8
Catamarca	1	0	3	3	0	0
Córdoba	15	0	36	55	0	0
Corrientes	2	0	9	8	0	0
Chaco	2	0	7	9	0	0
Chubut	5	0	15	14	1	0
Entre Ríos	6	0	16	23	0	0
Formosa	1	0	5	6	0	0
Jujuy	1	0	4	4	0	0
La Pampa	2	0	3	7	0	0
La Rioja	1	0	3	4	0	0
Mendoza	11	0	35	41	0	0
Misiones	2	0	6	10	0	0
Neuquén	4	0	14	12	0	0
Río Negro	3	0	10	11	0	1
Salta	2	0	9	12	0	0
San Juan	2	0	11	10	0	0
San Luis	2	0	6	7	0	0
Santa Cruz	3	0	10	7	0	0
Santa Fe	11	0	44	47	2	1
Santiago del Estero	1	0	4	7	0	0
Tucumán	3	1	17	19	0	0
Tierra del Fuego	2	0	10	6	0	0
Total	235	1	864	880	6	15

BBVA Argentina provides an electronic banking service, a modern, secure and functional internet banking platform (bbva.com.ar) and mobile banking apps such as the BBVA App. Within the digital payments offering, BBVA Argentina has also implemented NFC technology for its clients’ use.

At the end of 2020, BBVA Argentina together with other Argentine banks, launched MODO (Play Digital S.A.) (“MODO”), a payment solutions app that is part of our digital offering and enables wire transfers and cashless payments through mobile phones allowing users to access their banks’ available promotions. As of December 31, 2024, BBVA Argentina held a 6.5% market share of active users (active users of MODO that have made a transaction, payment or transfer, in the previous 30 days), according to data provided by MODO. In 2024, wire transfers (in units) grew 149% for BBVA, above MODO’s System wire transfer growth. Payment volumes increased 318% for BBVA Argentina. The BBVA

App also has a MODO landing section where QR payments can be made, along with wire transfers from and to the digital wallet.

In 2022, we started offering Openpay (Openpay Argentina S.A.), a service that allows merchants to collect sales from debit and credit cards, and offer payments in installments. Through Openpay, merchants can execute in-person transactions through a card reader which is connected to a mobile phone, or carry out remote sales through a payment link. During 2024, transactions in units increased 52%, total processing value by 287% and active clients (active clients that have made a transaction in the previous 90 days) increased by 31% as of December 31, 2024 compared to December 31, 2023.
In September 2023, we launched Spark, a business unit focused on offering financial services to tech start-ups and entrepreneurs. Spark had been previously launched in Mexico and Spain, and as of December 31, 2024 served more than 700 clients globally, with a credit portfolio of over 200 million euros. In Argentina, Spark had 215 clients as of December 31, 2024 compared to 111 clients as of December 31, 2023.

The BBVA App has been implemented in selected countries within the BBVA Group (Peru, Uruguay, Mexico, Argentina, Spain and Colombia) with successful results. The BBVA App is developed collaboratively among the countries in which it has been implemented providing the BBVA Group with global synergies in the development of new features and the response to market. In 2024, some of the features of the BBVA App were improved or introduced, including (i) the QR Payments tool, which in addition to improving the payment experience it also allows users to benefit from any discounts that may be available for the specific purchase, (ii) all the benefits offered to BBVA Argentina’s customers were integrated within the “Miles and Promotions” section, (iii) a new feature allowing customers to use their “BBVA miles” (BBVA’s benefit points in connection with its loyalty program together with Depegar.com.ar S.A.) to bid on unique experiences, including, among others, VIP entry to exclusive entertainment events, (iv) the possibility of making a reservation in the VIP lounge and the Fast Pass for migration at Ezeiza airport, (v) the experience of the “My day-to-day” section allowing for a day-to-day analysis of expenses, and (vi) the implementation of two proactive notifications recommending investment opportunities to customers who are saving above a certain amount and a budgeting tool to customers who are saving below such certain amount. Finally, since December 2024, the Azul virtual assistant, available on the online banking platform, is also available in the BBVA App. These features aim to improve user experience, increase BBVA Argentina’s net promoting score, improve accessibility, increase security and efficiency and reduce system response time.

As of December 31, 2024, the average rating for the BBVA App both in Apple Store and Google Play Store in Argentina was 4.7 compared to 4.8 as of December 31, 2023. Within banking apps ratings, the BBVA App remained the highest ranked in Google Play Store and the second in Apple Store in Argentina. Users of the BBVA App increased 7% compared to December 31, 2023.

BBVA Argentina has also gradually transformed part of its branches into “digital branches”: a combination between human capital and structure facilities to promote client self-service, aiming to digitalize and migrate clients to remote channels. Strategic pillars of these branches include: the mixed roles of customer service staff oriented to guide the client, the availability of digital tools, the limitation of teller service for specific transactions, and the availability of a customer service protocol where the importance of each role and client dynamics are detailed. As of December 31, 2024, BBVA Argentina had 19 “fully-digital” branches (branches where teller services are not available).

As of December 31, 2024, active retail digital clients reached 2.3 million, compared to 2.2 million as of December 31, 2023. Active retail mobile clients were 2.0 million.

In 2024, accumulated retail digital sales measured in units reached 91.0% of total sales (compared to 93.0% in 2023) and represented 73.5% of BBVA Argentina’s total sales measured in monetary value (compared to 71.5% in 2023). Digital and mobile transactions (including online and mobile banking, net cash online and mobile, and non-banking correspondents including MODO) increased 43.0% in 2024 compared to 2023.

Our distribution network is complemented by strategic partnerships. Some of these include Fravega SACEI, a leader in the Argentine household appliances sector, and Falabella S.A., through its brand SODIMAC, a leader in home improvement stores. Within the entertainment industry, we have strategic partnerships with Cinemark Argentina S.R.L., Hoyts General Cinema de Arg S.A, MOVE Concerts Argentina S.A., Medios y Contenidos Producciones S.A, and En Vivo Producciones S.A. Additionally, we have alliances with Club Atlético River Plate Asociación Civil and Club Atlético Boca Juniors Asociación Civil, Argentine soccer clubs. These strategic partnerships allow us to increase our customers’ loyalty by offering them discounts and promotions.

In addition, BBVA Argentina has a loyalty program together with Despegar.com.ar S.A., a leader in the Latin America online travel sector. BBVA Argentina offers a one-stop marketplace that enables customers to easily and quickly find, compare, plan, purchase and finance travel services in exchange of their “BBVA miles”.

All of these relationships have allowed BBVA Argentina to increase its client reach cost-effectively, and further expand its business and points of presence while enhancing its value proposition.
Business and Activities
BBVA Argentina conducts its activities focusing on its customers and their needs. The Bank is committed at improving its products and services through the use of technology, process optimization, and the provision of a range of benefits to its customers.
By providing products and services that are suited to the needs of its customers across a range of industries and sizes, the Bank seeks to foster growth in each of its business lines and provide an agile and efficient service. The Bank’s business lines are: (i) Retail Banking, (ii) Business Banking, and (iii) Corporate & Investment Banking (CIB).
Retail Banking

Retail Banking is focused on products aimed at individuals, such as consumer loans, housing, payment methods, loans, consumer finance, and insurance. The Bank’s strategy within this business line focuses on the digital evolution of products and channels, aiming to provide simple, agile, and secure solutions. The Bank also prioritizes business transformation through the improvement of customer experience and comprehensive service, with an emphasis on the acquisition and retention of high-value customers and payroll customers.
For the Bank, innovation is key to driving the digitalization of its various processes and services. Leveraging on digital transformation and evolution, the Bank’s retail banking business line has three strategic priorities: improving customer experience, promoting digital sales, and creating new business models to attract customers.

As of December 31, 2024, the Bank had 3.4 million retail customers.

The following is a description of the main products in the Bank’s retail banking business line:

Loans

To increase the purchasing power of its customers, BBVA Argentina offers a variety of loans that help them realize personal projects and acquire goods, contributing to their economic well-being and long-term goals.

Personal Loans

In 2024, BBVA Argentina granted personal loans amounting to Ps.947,174 million, with more than 890,000 personal loans granted through digital channels, representing 7.5% of the Argentine market. In 2024, the Bank adopted the following four strategic measures to improve customer experience and accessibility:
•Increased the range of interest rates applied to personal loans depending on the customer’s profile, resulting in an increase in the volume of personal loans granted and enhanced product profitability.
•Implemented a customized and automated communication system (journeys) to offer products and services tailored to each customer’s needs. This includes information about loans, adjusted to the specific amount and rate for each customer and the process—simulation, key information, access—to be undertaken until the loan is granted.
•Introduced improvements in its credit policies in terms of risk requirements and loan amount determination, allowing BBVA Argentina to offer higher amounts and credit ratings to its customers.
•Performed an analysis of its customers’ risk and activity both at BBVA Argentina and within the financial system, to design more effective and targeted advertising campaigns.

Secured Auto Loans

The Bank also offers secured auto loans, which totaled more than 14,000 loans granted in 2024, amounting to a total of Ps.77,799 million. BBVA Argentina achieved a 1.8% non-consolidated market share and a 7.5% consolidated market share, in each case, in Argentina.
In 2024, BBVA Argentina implemented a plan to promote secured auto loans for the purchase of second-hand cars, with a new incentive scheme for dealerships acting as promoters, as well as for the Bank’s commercial team. Additionally, the Bank requested merchandising materials to reinforce its presence in the dealerships and support the product’s value proposition. In the area of motorcycle financing, the Bank continued working with different dealer groups.

Mortgage-backed Loans

BBVA Argentina had a 2.2% market share in the mortgage loan market, totaling an amount of Ps.60,962 million with 579 loans.
In 2024, the Bank launched a line of inflation-indexed (UVA) mortgage loans, aimed at facilitating access to the purchase of a first or second home for permanent use through competitive financing. This competitive financing proposal, focused on user experience, was intended to support the population in improving their overall well-being through access to housing.
The Bank also offered the possibility of combining the income of spouses or partners to obtain the loan, with a loan installment payment of up 25% of the combined applicants’ income.

Loans for sustainable purposes

In 2024, BBVA Argentina began to offer loans for sustainable purposes, a financing option designed to support the purchase of goods and services that promote sustainability, for example, renewable energy projects (such as solar panels and solar water heaters), energy efficiency initiatives (such as inverter technology equipment), sustainable mobility (including traditional bicycles, scooters, and electric vehicles), support for professionals or businesses seeking sustainable certifications for operations or corporate projects, ecologic farming, and products or services that foster health and education.
As of December 31, 2024, the Bank had granted more than 1,450 loans for sustainable purposes.

Insurance
The Bank offers a wide range of insurance products, including coverage for ATM transactions, homeowners, life and mobile devices, among others. Additionally, new insurance products were introduced in 2023, such as, health, bicycle, and scooter insurance. As part of its co-insurance agreement with La Caja, in 2024, the Bank introduced a product called “the Fleet”, to allow companies to insure their vehicles collectively.The Bank also introduced an “All-Risk Operational” coverage to increase the variety of solutions available to customers.
One of the key innovations in 2024 was the introduction of the Net Promoter Score (NPS) metric to measure customer experience throughout the customer’s lifecycle. The use of this metric aims to allow the Bank to continuously improve customer satisfaction and optimize its services. Through this initiative, the Bank seeks to reinforce its commitment with innovation and the ongoing enhancement of customer experience in the insurance business.
Throughout 2024, the Bank implemented various initiatives aimed at improving the digital customer experience in the insurance sector. As a result, the Bank’s digital sales volume increased by 58.6% compared to 2023.

The table below sets forth the number of policies sold by the Bank in 2024 and 2023, by category.

Insurance Sales	2024 Number of policies	2023 Number of policies
Homeowners	43,149	43,812
Comprehensive	35,777	19,330
Handheld devices	31,834	41,161
ATM transactions	29,364	48,934
Unemployment	16,091	22,849
Car	14,788	12,564
Life	13,475	19,649
Handbag Protection	13,151	16,358
Health	8,257	6,537
Personal Accidents	7,754	6,627
Purchase Protection	1,828	5,327
Bicycle	1,732	1,505
Laptops	421	514
Skateboards	90	124
Other	2,154	2,211

Total	219,865	247,502

Asset Management

The Bank offers a wide variety of funds with different investment timeframes and risk levels adapted to the investment profile of the Bank’s customers.
The table below shows the amount of total equity under management accrued as of December 31, 2024 and the variation with respect to 2023.

Equity Management	Amount accrued as of December 31, 2024 in millions of Pesos	Year-on-year changes
		In millions of Pesos	As a %
Total equity under management	3,038,648	232,734	8.29%
Equity under management in time-deposits funds	2,583,115	(105,791)	(3.93)%
Equity under management in market mutual funds	151,750	34,742	29.69%
Equity under management in market mutual funds– Fixed income funds	303,783	279,516	n.m
As of December 31, 2024, the Bank had 15 mutual funds under management registered with the CNV. Subscriptions and redemptions are permitted in nine of them, while four of them only admit redemptions and two of them have not been launched to market yet as of the date of this annual report on Form 20-F.

Fund	Status

FBA Renta Pesos, FBA Bonos Argentina, FBA Ahorro Pesos, FBA Renta Pública I, FBA Renta Fija Plus, FBA Renta Mixta, FBA Horizonte and FBA Acciones Argentinas	Subscriptions and redemptions in pesos are allowed.

FBA Renta Fija Dólar I	Subscriptions and redemptions in dollars are allowed.

FBA Horizonte Plus, FBA Bonos Globales, FBA Retorno Total I and FBA Acciones Latinoamericanas	Only redemptions in pesos are allowed.

FBA Gestión I and FBA Renta Fija Dólar Plus I	These mutual funds are not open for subscription or redemption. They have not been launched to market yet.

Given the similarity of their portfolios, in 2024, the Bank completed the merger of the FBA Calificado fund into the FBA Acciones Argentinas fund. FBA Renta Fija Dólar I was launched in July 2024. In addition, the FBA Horizonte fund has restarted its subscriptions, which had been suspended since April 2020.

Time Deposits

BBVA Argentina increased the aggregate amount of its time deposits by 66% in nominal terms, from Ps.475 billion on December 31, 2023 to Ps.789 billion on December 31, 2024.
Additionally, the Bank implemented a business strategy to reactivate its time deposits, launching commercial initiatives in the second half of the year, such as weekly email campaigns.

Payment Solutions

As part of the Bank’s payment solutions and in line with its target to achieve a strong loyalty strategy and a strong positioning in the travel sector, in 2024 BBVA Argentina renamed and changed the unit of measurement of its benefits program from Points to BBVA Miles. The Bank also opened an exclusive VIP Area at Ezeiza Airport with capacity for 120 people, targeted at Premium World package holders of BBVA Visa Signature and Mastercard Black cards. The Bank also launched the “Experiences” feature, offering its customers the opportunity to access exclusive benefits, such as participating in the Half-Court Goal challenge at River and Boca fields, obtaining tickets to shows, and enjoying unique events, among other experiences.

In 2024, BBVA Argentina formed several commercial partnerships that resulted in an increase of its customer base. Its partnership with Frávega resulted in 18,602 new customers, while 12,146 sign-ups were registered with Sodimac, both with benefits on the first purchase. Additionally, 66,000 customers signed up at shopping malls and supermarket sales points. Starting in April, the BBVA Vos card was launched at these same locations, resulting in more than 40,000 new customers.

In 2024, BBVA Argentina continued to introduce new features on certain of its payment solutions to improve its customers’ experience, streamline transactions, drive payments and seek increased transaction security, as further described below.

Credit and Debit Cards

As of December 31, 2024, the Bank had 3,875,000 and 3,008,000 debit card and credit card customers, respectively. As of such date, BBVA Argentina’s debit card and credit card market share in Argentina was 11% and 14%, respectively.
In 2024, the Bank implemented the CVV display option in the BBVA App and Online Banking, allowing customers to access their card details quickly and easily, and optimize their payments. Additionally, the Bank made progress in processes that helped reduce costs and improve the implementation time for new card functionalities.

The Bank launched several new credit card features aimed at enhancing customer experience and security. Through Prisma Medios de Pago, new customers can instantly activate Visa credit cards and access their card details—number, expiration date, and security code—using their mobile phones via the BBVA App and Online Banking. Customers can also link their card to MODO or their preferred digital wallet and instantly begin taking advantage of benefits, such as 24/7 online shopping.
Regarding payments, customers with Android phones supporting NFC technology can make contactless payments using their mobile phone via the BBVA App or MODO. For iOS users, Apple Pay has been enabled as a payment option. In addition, since December, BBVA credit and debit cards can now be used to pay for subway fares in the City of Buenos Aires, providing exclusive benefits.
Additionally, the Bank improved some of the BBVA App features, particularly the QR Payment capability, improving the Bank’s customers’ payment experience and allowing for the visualization of any benefits applied in or obtained in making such payment. Furthermore, BBVA Argentina launched a feature by which customers can pay with a credit card just scanning a QR code, broadening the Bank’s customers’ payment options and simplifying transactions.
Lastly, BBVA Argentina introduced a new security feature that authenticates customer identity for medium- and high-risk online transactions, providing additional protection for Visa credit and debit card purchases.
In order to analyze behavioral factors, the Bank developed a new real-time purchase indicator that improves quality and offers operational advantages in terms of process efficiency, due to the value of data usage and management.

MODO
As of December 31, 2024, MODO had 449,132 active customers. During 2024, more than 900,000 individuals made payments using QR MODO and 214,181 users made money remittances. Additionally, 25.2% of users pay through the BBVA App, compared to 74.8% who do so through the MODO App. In 2024, 7.9% of QR payments in the MODO ecosystem were from BBVA customers and 22.5% of money transfers using MODO were from BBVA customers
BBVA Argentina offers its customers the possibility of making payments and transferring money easily and free of charge through MODO, a digital wallet developed by Argentina’s leading banks. Users are not required to download a new application, as transactions can be made directly from the BBVA Mobile App and Online Banking. MODO enables payments and transfers without requiring a CBU (Uniform Banking Key), alias, or CVU (Uniform Virtual Key), and without using credit cards or cash. In 2024, the Bank promoted the use of MODO through commercial campaigns that included discounts and instant refunds.
Business Banking
Within Business Banking, the Bank includes Institutional, Business, and Commercial Banking, and is responsible for the development of the commercial model, the establishment of policies, and the management the product portfolio. This business line is supported by the Bank’s foreign trade and transactional products units in a cross-functional manner.

Business Banking Structure

In 2024, BBVA Argentina implemented structural changes in the Business Banking department. For example, the Bank set up the commercial segment department to unify the commercial management and the client solutions department. The Bank also opened five new Corporate Business Centers (“CNEs”) in cities outside of Buenos Aires (Salta, Posadas, Río IV, Chivilcoy, and Tucumán), increasing the total number of CNEs to 18. The CNEs are under the oversight of three regional directors, who have replaced nine territory managers. The Bank also approved 24 new positions (20 Business Executives and 4 Managers) who will join the new and existing CNEs.
In the central offices, BBVA Argentina approved 11 new positions, including new Sustainability and Large Business Executives. Additionally, the Bank also set up a new Foreign Trade Management department with a cross-functional approach across all segments.
These changes were intended to create a more specialized banking division, with greater proximity and reach, optimizing both the strategy and management of the following business areas: SMEs, corporates, foreign trade operations, and transactional services.

Thus, BBVA Argentina’s Business Banking business line manages business customers in both the public and private sectors, covering areas such as companies, institutions, transactional services, foreign trade, and leasing.
In 2024, BBVA Argentina significantly improved the management of the business banking business line and accelerated its growth to reach a 10% market share for the first time.
Below is a description of the Bank’s main Business Banking segments and products:

SMEs and Entrepreneurs

The Bank considers that SMEs and entrepreneurs are essential to Argentina’s economic growth. The Bank seeks to provide a differentiated customer service both in person and online and to offer financial services to privately managed local companies and individuals engaged in commercial activities in this sector.
This segment is focused on providing financial services to small and medium-sized businesses and aims to boost client transaction activity through a competitive proposal in collection and acquiring services. During 2024, the Bank implemented various commercial initiatives to attract new customers and manage resources to increase balances in products such as checking accounts, savings accounts, and time deposits.
In 2024, BBVA Argentina achieved a 400% growth in the SME asset portfolio, with the introduction of loans backed by reciprocal guarantee companies (SGR, as per its Spanish acronym) being one of the key drivers of such growth. This growth led to a significant shift in the Bank’s portfolio profile, with an increased share of long-term facilities. In December 2024, the Bank reached a record number of over 1,900 clients offered a SME loan. As of December 31, 2024, 48% of the portfolio had a risk rating suitable for operations and the average amount borrowed per client was Ps. 12 million.
In terms of customer acquisition, the Bank continued to grow at an average rate of 800 new customers per month, although the net acquisition rate in 2024 declined from 60% to 45% compared to 2023. As of December 31, 2024, 44% of the Bank’s customers used payroll payment services and 23% used acquiring services.
In the entrepreneur sub-segment, the Bank achieved a 36% increase in the total portfolio of active clients (107,000 in December 2024 compared to 76,000 in December 2023) driven by the focus of the Bank’s branch network on this sub-segment, primarily through the sale of comprehensive business insurance (covering risks such as fire, theft, electromechanical/portable equipment, and civil liability, among others), loans (+72%) and OpenPay (+18%).
As of December 31, 2024, the Bank had 170,214 SMEs customers, out of which more than 35,691 became customers in 2024.

Corporates
The Bank focused on serving customers in strategic sectors such as agribusiness and startups, among others, address the particular needs of these sectors. Additionally, it seeks to create synergies with other areas and strengthen the client approach model and specialized portfolio in order to increase its market share in this segment.
Agribusiness
As of December 31, 2024, the Bank had 6,531 agribusiness customers and an asset portfolio of more than Ps.625,000 million.
In 2024, BBVA Argentina strengthened its presence in the agricultural sector, standing out at key events such as Expoagro and Agroactiva. Throughout 2024, the Bank offered various credit facilities, including working capital and capital goods acquisition, both in pesos and U.S. dollars. This enabled a favorable growth in the segment’s market share, which achieved an 80-basis-point year-over-year increase. At these events, the Bank provided specialized agribusiness advice, promoted products tailored to the sector’s needs, and reinforced its market positioning.

Startups: BBVA Spark
As of December 31, 2024, the Bank had 215 startup customers. BBVA Spark, the segment of BBVA Argentina launched in September 2023, is designed to support technology companies throughout all stages of their growth. BBVA Spark offers a comprehensive suite of banking products and services, specialized advisory support, speed, and access to the tech ecosystem. BBVA Spark seeks to meet all financial needs of startups from their inception to their expansion, providing advanced financing solutions.

In terms of products for corporates, the Bank provides a range of financial products and services aimed at supporting businesses in their growth, such as credit facilities and loans, and payment and collection platforms, among others. Additionally, it provides financing options for sustainable projects to support initiatives with a positive economic, social, and environmental impact.
Guaranteed Financial Loans
In 2024, the Bank focused on expanding its portfolio of financial loans guaranteed by SGRs, achieving a significant increase in market share from 1.4% in January 2024 to 13.0% in December 2024. Additionally, the Bank significantly accelerated its financing for businesses, quadrupling the volume of its loan portfolio between April and December 2024, exceeding systemic growth.
Financing for Sustainable Projects
BBVA Argentina offers financing to companies for projects that contribute positively to economic development, society, and the planet. Through this financing line, the Bank supports the business growth of companies implementing sustainable solutions, contributing to sustainable progress.
The Bank’s main lines of sustainable investment and financing are detailed below:
•Renewable Energy: Investment in solar, wind, biomass, geothermal, and small-scale hydroelectric power.
•Agriculture: Solar-powered drip irrigation, drone monitoring, electric agricultural machinery, biodigesters, and composting.
•Energy Efficiency: LED lighting renovations, IoT sensors, efficient equipment, and system automation.
•Mobility: Electric or hybrid vehicles, charging stations, and carpooling programs.
•Healthcare: Medical infrastructure, advanced equipment, and rural clinics.
•Education: Classrooms, technology equipment, and STEM laboratories.
•Waste Treatment and Circular Economy: Recycling and composting systems, hazardous waste treatment.
•Cleantech: Clean technologies in energy, mobility, recycling, and agriculture.
•Water: Water treatment and reuse, desalination plants.
•Social Infrastructure: Electric public transportation, remediation, and digital connectivity.
In 2024, the Bank released a sustainable credit facility targeted at businesses and SMEs. This initiative offers loans with special rates and terms to finance investments in various sectors, promoting positive social and environmental impact.

OpenPay
In 2024, BBVA Argentina boosted the growth of OpenPay, a disruptive payment solution for SMEs, merchants, and professionals, by introducing new features to enhance its value proposition. OpenPay started operating with not-present payment methods, integrating e-commerce solutions into its platform and launching Immediate Payment, providing merchants with an immediate settlement timeframe.
Additionally, the Bank activated the OpenMarket channel, enabling digital onboarding, and launched its first communication campaign. As a result, the number of active merchants grew by 41% compared to 2023, reaching 1 million, while the average transaction value increased by 142% and revenues increased by 308%, exceeding the inflation rate by 190 percentage points.

Acquiring Services
BBVA Argentina ended 2024 with 59,019 active merchants and an acquiring market share in Argentina of 12%. Through this acquiring service, BBVA Argentina enables businesses to accept debit and credit card payments, facilitating transactions between customers, merchants, and card issuing banks.
Among the main initiatives implemented in 2024, the Bank became a paying bank for Mercado Libre, processing payments via Mercado Pago, reaching 25% of its transaction volume, equivalent to Ps. 200 billion. The Bank also developed services for Payment Service Providers (“PSPs”) and became a sponsor bank at Coelsa, the local clearinghouse for PSP clients. In addition, the Payment via Transfer option was enabled for large accounts on electronic banking (BBVA Net Cash), ensuring improved reconciliation and visualization of transactions for businesses.

Foreign Trade

As of December 31, 2024, the Bank had 5,078 active foreign trade customers compared to 4,776 in 2023. As of such date, the Bank had a market share in exports of 11.7% in Argentina.
BBVA Argentina’s focus in 2024 and 2025 on this segment is on recovering customers from key sectors such as automotive, mining, oil and grain, with the aim of increasing its market share and increasing flows and commissions. In 2024, BBVA Argentina posted import flows of US$ 3,395 billion ( a 5% decrease compared to 2023), of which US$ 2,927 billion consisted of goods, reaching a fifth position among competitors,with a 6.8% market share. Additionally, 80,288 goods-related transactions were carried out, positioning the Bank as the fifth largest bank in Argentina in terms of number of transactions with an 8.5% market share.
Regarding exports, BBVA Argentina had flows of US$ 8,911 billion (a 32% increase compared to 2023), of which US$ 7,638 billion consisted of goods, reaching a fourth position among competitors, with an 11.9% market share. Additionally, 73,054 goods-related transactions were performed, positioning the Bank as the third largest bank in Argentina in terms of number of transactions with a 12% market share.
This management of import and export flows generated net commission income amounting to US$ 21,833,000.
To meet the proposed objectives for 2024 and 2025, the Bank undertook the following actions in 2024:
•Commercial campaigns to attract customers, focusing on prioritizing transaction review times and improving prices.
•Meetings with key customers to provide customized regulatory advisory services.
•Digital development, such as preloading foreign transfer transactions, incorporation of the Net Cash exchange closing module for online transactions, and increased file transmission capacity via web.
In 2025, the Bank expects to implement mass payments to facilitate transaction and documentation processing and to integrate optical character recognition and identification (OCR + ID) technology to improve foreign transfer and payment order processes.

Transactional Products
BBVA offers a wide range of collection and payment products, including collection agreements, direct debit, cash-in-transit services, remote deposits – TIBAF (through which a check reader is installed in the customer’s offices that provides information about all the operations carried out); and supplier payments, Datanet – Interbanking (where a customer orders the Bank to debit funds from such customer’s account and credit them to another account of such same customer or a third party in the Bank or in another financial entity), mass issuance of eCheqs, and third-party transfers.

The Bank’s strategy in this segment focuses on generating and maximizing financial margin through attraction and financing products (such as payment and collection solutions, loans, and deposits), obtaining income from interest and fees in the short, medium, and long term.

Business Tour
BBVA Argentina supports its customers across Argentina through the Business Tour (Tour Empresas), a meeting space where the Bank directly listens to its customers in their local areas, adjusting its offerings to provide personalized solutions with a sustainable approach. In 2024, the Business Tour was present in cities such as Chivilcoy, Santa Fe, Neuquén, Mendoza, Mar del Plata, and Buenos Aires, featuring the participation of experts in innovation, economics, and business.
Business Events

In 2024, BBVA Argentina stood out as a host and partner in various key events. In March, it hosted Women Techmakers – Impact the Future, an event focused on the role of women in technology, which gathered over 200 attendees. In June, it organized the High Value Connections event where it connected 30 startups with five international investment funds. In addition, in September, BBVA Argentina hosted the Climatech Argentina Conference, with more than 300 participants, focused on sustainability and technological innovation.
Corporate & Investment Banking (CIB)

BBVA Argentina’s Corporate & Investment Banking (CIB) business line offers financial services to some of the largest corporations and multinational companies operating in Argentina. It is divided by industrial sector: consumer, heavy industry, and energy, with the aim of providing customized services to the Bank’s customers. The Bank’s customers receive global transaction services, global market solutions such as risk management and securities brokerage, long-term financing products, including project financing and syndicated loans, and corporate finance services, including mergers and acquisitions and capital markets advisory services. As of December 31, 2024, BBVA Argentina had more than 800 CIB customers, including the largest corporations and multinational companies in Argentina, with loans and other financings amounting to Ps.1,264.8 million and total deposits amounting to Ps.3,343.9 million as of such date.
Within the CIB business line, BBVA Argentina focuses on leveraging the deep expertise of its industry-focused relationship executives with the support of the BBVA Group’s global network, to continue providing tailored global financial solutions to its corporate customer base. BBVA Argentina aims to be a trusted partner for its corporate customers in their search for investment opportunities, particularly in certain sectors of the economy where investment has lagged.
In 2024, this business line continued to maintain a leading position in supporting large companies, achieving significant progress on various fronts, including the recovery of its asset share, which drove the Bank’s cross-border business, expanded its international footprint and strengthened relationships with global customers. Additionally, in a challenging economic and political environment, the CIB business line improved its results compared to the previous year, particularly in fixed-income instruments due to an efficient management of investment instruments.
Additionally, BBVA Argentina issued debt securities at the TAMAR rate, its first issuance after five years. The Bank also made significant disbursements in financing lines for large corporations, including YPF, Bayer and PAE. These measures reinforced the Bank’s commitment to the growth and development of the CIB business line, offering innovative solutions tailored to its customers’ needs.
In 2024, Corporate & Investment Banking (CIB) at BBVA Argentina performed well. Loan management in CIB obtained positive results and its Global Transaction Banking (GTB) commercial area achieved a significant reduction in liability spreads. Additionally, the Bank strengthened its position in foreign trade increasing its assets under management. In the capital markets area, the Bank was particularly strong in fixed income instruments and debt capital market commissions, benefiting from the reduction in the monetary policy rate, lower inflation, the positive market reaction, and the increase in Argentine bonds and stocks, which reinforced confidence in Argentina’s financial position.
“BBVA Greenfluencers” is BBVA CIB’s program aimed at publicizing different sustainable initiatives implemented by the Bank’s customers.
The four main commercial areas within Corporate & Investment Banking (CIB) include:
Global Finance
BBVA Argentina provides full credit solutions throughout the value chain, including advisory, structuring, and financing services through a diverse range of products such as corporate loans, structured finance and project financing –for both BBVA corporate customers and other customers in the BBVA network. In turn, investment banking, within Global Finance, stands out for offering high quality global services, integrating additional products from BBVA corporate banking, such as derivatives and transactional services in collaboration with other internal teams thanks to a team of industry product specialists that shares best practices and provides solutions that are tailored to the Bank’s customers’ needs. The investment banking division includes two main areas: Project Finance and Global Lending.
Global Transaction Banking

BBVA Argentina’s Global Transaction Banking (GTB) commercial area helps companies manage their working capital, trade finance, and cash management needs through multiple channels such as transactional platforms, electronic banking, global parameterization for costumers to create self-configurations in an application (H2H), direct channels,

SWIFT, and mobile banking. The GTB team has an extensive network of specialists and a dedicated customer service group. The main areas of GTB are (i) working capital, (ii) cash management, (iii) customer resources and (iv) trade finance and correspondent banking.
Global Markets
BBVA Argentina’s Global Markets commercial area is responsible for offering comprehensive solutions to the Bank’s customers in areas such as origination, structuring, distribution, and risk management related to financial products. With specialized teams in Europe, America, and Asia, the Global Markets commercial area takes advantage of its deep knowledge of local markets to provide global solutions tailored to the Bank’s customers’ needs. The main areas of Global Banking are (i) FX – Options and Others, (ii) Fixed Income, (iii) Credit – Debt Capital Markets (DCM), (iv) Repos and (v) Derivatives.
Corporate Finance
The main areas of the Corporate Finance commercial area are:
•    Equity Capital Markets (ECM): This area provides customized solutions to meet the Banks’ customers’ needs related to the equity markets, including initial public offerings (IPOs), capital increases, accelerated placements and public offers for delisting of outstanding shares, among others.
•    Mergers and Acquisitions (M&A) Advisory Services: This area provides advice on mergers, acquisitions, and divestitures to public and privately held companies to help them achieve their strategic goals. Services provided include private capital raising, valuation reports and fairness opinions.
Loans and advances and deposits by business lines
The following table sets forth the relative proportions of loans and advances (net of allowance for loan losses) and deposits attributable to our principal business lines during the last three years.

	Financial assets at amortized cost - Loans and advances
	December 31, 2024		December 31, 2023		December 31, 2022

	(in thousands of pesos, except percentages)
Retail banking	3,477,856,092	46.13%	2,081,249,948	48.38%	2,629,836,644	54.08%
Business banking	2,795,879,036	37.09%	1,920,408,332	44.64%	1,775,952,488	36.52%
CIB	1,264,836,404	16.78%	300,239,149	6.98%	457,027,540	9.40%
Total	7,538,571,532	100.00%	4,301,897,429	100.00%	4,862,816,672	100.00%

	Financial assets at amortized cost – Deposits
	December 31, 2024		December 31, 2023		December 31, 2022

	(in thousands of pesos, except percentages)
Retail banking	5,044,465,360	50.80%	4,417,240,507	55.74%	5,332,344,397	59.85%
CIB	3,343,946,819	33.68%	2,152,838,641	27.16%	1,926,356,913	21.62%
Business banking	1,541,266,946	15.52%	1,354,975,087	17.10%	1,650,653,128	18.53%
Total	9,929,679,125	100.00%	7,925,054,235	100.00%	8,909,354,438	100.00%
Information Technology
Our IT department is responsible for providing IT services with the objective of making our IT infrastructure available and robust for our customers and users. Our primary data centers, backup and disaster recovery centers are located in Buenos Aires, Argentina and in Lago Esmeralda and Querétaro, Mexico.
With this objective and a focus on service quality, the Bank has made significant investments in IT, which the Bank expects to continue in the coming years.

Our operating platform combines our business-oriented IT systems with our multi-channel distribution strategy, resulting in innovative ways to serve our customers. We have well-developed Customer Relationship Management (“CRM”) tools that allow us to analyze our customers’ behavior and provide them with specific product offerings tailored to their needs through various channels. As a result, we are able to effectively take advantage of alternative distribution channels, such as ATMs, Internet and mobile banking, and our contact centers, which are complementary to our traditional branch network, allowing us to provide better service to our customers and increase our sales rates.

In addition, multiple controls have been implemented to respond to cybersecurity threats, based on a comprehensive and multifaceted security framework that includes people, technology, data, processes and procedures.
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
C.Organizational Structure
Banco Bilbao Vizcaya Argentaria, S.A. (BBVA)
As of December 31, 2024, BBVA owned 66.55% of our capital stock.

BBVA is a global financial group, organized in five operating segments: (i) Spain; (ii) Mexico, (iii) Turkey; (iv) South America; and (v) Rest of Business. In addition to the operating segments referred to above, the BBVA Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the BBVA Group’s general management functions, including costs from central units that have a corporate function; management of structural exchange rate positions carried out by the ALCO (“Assets and Liabilities Committee”), including currency hedging; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles, as well as the financing of such asset portfolios. It also includes the results of the BBVA Group’s stake in the venture capital fund Propel Venture Partners.
Some of the benefits we receive from the BBVA Group are:
•sharing of technology;
•development of new banking products that have been customized for the Argentine market;
•leveraging BBVA’s global client relationships to serve those clients operating in Argentina; and
•BBVA’s participation in BBVA Argentina as a shareholder is both long term and strategic.
Subsidiaries and investees of BBVA Argentina
The following chart reflects our subsidiaries as of December 31, 2024:
The following information is related to our subsidiaries, joint ventures and associates as of December 31, 2024:

•Subsidiaries

Subsidiary	Country of Incorporation/ Residence	BBVA Argentina Ownership and Voting Power (in percentages)	Principal Activity	Shareholders’ Equity (in thousands of Ps.) (1) (2)
PSA Finance Arg. Cía. Financiera S.A.	Argentina	50.00%	Financial institution	27,303.63
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Argentina	100.00%	Investment fund manager	30,814.77
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (1)	Argentina	53.89%	Pension fund manager	350.91
Volkswagen Financial Services Cía. Financiera S.A.	Argentina	51.00%	Financial institution	57,661.55
______________
(1)Total shareholders’ equity as of December 31, 2024.
(2)Statutory shareholders’ equity, adjusted for purposes of consolidation so as to apply an accounting criterion uniform with that of BBVA Argentina, if applicable.
Below is a description of our subsidiaries:
•PSA Finance Argentina Compañía Financiera S.A.
The share capital of PSA Finance Argentina Compañía Financiera S.A (“PSA Finance”) is held, in equal parts, by BBVA Argentina and Stellantis Financial Services Europe, a company related to the Stellantis Group, based in France.
PSA Finance is primarily engaged in financing new and second-hand vehicles sold through the network of dealers of the Peugeot, Citroën and DS brands. Such financing takes the form of secured auto loans, personal loans and financial lease transactions. In addition, it finances the stock of vehicles and spare parts to dealers and official workshops of such brands, an activity that is known as “floor plan”.
PSA Finance achieved a penetration rate of 24.30% in the registration of its brands (measured on the basis of the financing of new vehicles), showing significant growth compared to the penetration rate achieved the previous year.
In 2024, PSA Finance managed to offer a wide range of financing products, supported by the significant drop in the monetary policy rate. In this scenario, there was strong growth in retail contract volumes compared to 2023, also supported by an ongoing collaboration with the brands. In this context, PSA Finance managed to reverse the results of 2023 due to the following factors:
•Growth in the volume of the financed portfolio. While the car market contracted by 8% in 2024 compared to 2023, financing related to the acquisition of vehicles showed significant growth, reflecting the increasing need for credit among consumers. The volume of loans granted by PSA Finance increased by 79.6% compared to 2023.
In this context, PSA Finance participated in 13,310 financing transactions in 2024 related to personal loans and secured auto loans for new and second-hand vehicles, as well as vehicles sold through financial lease transactions, for an aggregate amount of Ps. 108,155 million. The total financed amount was 242.40% higher than in the previous year.
As of December 31, 2024, the customer portfolio was valued at Ps. 91,068 million, and the financing portfolio for the dealer network was valued at Ps. 67,247 million, amounting to a total financing portfolio of Ps. 159,204 million.
•A robust focus on profitability and origination margins, with effective containment of structural expenses.
•A sharp drop in inflation, which reduced the related monetary loss.

As a result of the foregoing, in 2024, the net income from financial intermediation activities amounted to Ps. 26,165 million and income before income tax was Ps. 21,120 million, leading to a net income of Ps. 873 million after income tax and inflation adjustment.
During 2024, no transactions were carried out that required extraordinary financing.
In 2025, PSA Finance intends to continue working with the Peugeot, Citroën and DS brands and to maintain its current sales strategy, of offering financing promotions.
The development of digitalization is expected to continue to progress, as it is key to efficiently reaching a customer profile that is constantly changing its purchasing behavior, choosing new technologies to learn about and comparing products. In this regard, PSA Finance expects to continue developing tools that allow customers to access loans for the first time through various digital platforms, by adding new features aimed at streamlining processes and reducing customer response times.
PSA Finance’s activity increased significantly from June 2024, which led to an increase in its financial needs. This was covered by bank financing, equity, the acquisition of term deposits from legal entities, and the issuance of debt securities (classes 29 and 30) for a total of Ps. 20,000 million, following a five-year absence from the capital market.

•BBVA Asset Management Argentina S.A.U.
As of December 31, 2024, the equity under management by BBVA Asset Management Argentina S.A.U. (“BBVA AMA”) amounted to Ps. 3,038,648.12 million, an increase of Ps. 232,722.66 million, or 8.29%, compared to the previous year.
As of December 31, 2024, the breakdown of equity under management was as follows:

Name of investment fund	Millions of pesos
FBA Renta Pesos	2,583,115.38
FBA Acciones Argentinas (1)	124,685.70
FBA Ahorro Pesos	123,315.06
FBA Renta Fija Dólar I	88,629.54
FBA Renta Fija Plus	38,259.92
FBA Bonos Argentina	24,572.76
FBA Horizonte	22,936.68
FBA Renta Mixta	17,531.22
FBA Acciones Latinoamericanas	9,530.31
FBA Renta Publica I	6,047.58
FBA Bonos Globales	10.51
FBA Horizonte Plus	10.26
FBA Retorno Total I	2.91
FBA Gestión I	0.32
FBA Renta Fija Dólar Plus I	—
Total	3,038,648.15
(1) Investment funds FBA Calificado and FBA Acciones Argentinas were merged in 2024, with FBA Acciones Argentinas being the surviving fund.
According to the interim asset ranking compiled by the CAFCI, BBVA AMA’s market share at December 31, 2024 was 5.23%, ranking fifth among competitors .

Within the category of time-deposit mutual funds, BBVA AMA recorded assets under management amounting to Ps. 2,583,115.71 million as of December 31, 2024, a decrease of Ps. 105,800.17 million, or 3.93%, compared to the previous year.
Conversely, within the category of mutual funds, BBVA recorded assets under management amounting to Ps. 455,532.42 million as December 31, 2024, an increase of Ps. 338,522.83 million, or 289.31%, compared to the previous year.
In 2024, BBVA AMA generated commissions amounting to Ps. 38,956.95 million, up by 43.44% compared to the previous year.
As of December 2024, BBVA AMA had 15 funds under management registered with the CNV.
BBVA AMA expects to continue to pay special attention to the changes in international economic and financial conditions, as well as to the development of the currency market, the performance of crude oil and other commodities prices.
In Argentina, BBVA AMA expects to continue to monitor activity levels, inflation, exchange rates, indebtedness, and public spending.
Looking to 2025, mutual funds are expected to be an efficient alternative for investors in the local market. In this regard, BBVA AMA expects to continue reshaping and developing products tailored to its customers’ demands, offering a range of products that is adapted to prevailing market conditions and the improvements in investors’ risk management.

•Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)
On December 4, 2008, Law No. 26,425 was enacted, providing for the elimination of the capitalization regime that was part of the Integrated Retirement and Pension System, and its subsequent merger into and replacement with a single pay-as-you go system named Argentine Integrated Retirement and Pensions System. Consequently, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) ceased to manage the resources that were part of the individual capitalization accounts of participants and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (“ANSES”) is now the sole and exclusive owner of those assets and rights.
Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension funds managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end.
Based on the foregoing and taking into consideration that it was impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, its shareholders, gathered at a unanimous general and extraordinary shareholders’ meeting held on December 28, 2009, and resolved to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009, based on the best interests of the company’s creditors and shareholders. Furthermore, in compliance with the terms of the Argentine Companies Law, the extraordinary shareholders’ meeting appointed Mr. Gabriel Orden and Mr. Rubén Lamandia, both of them certified public accountants, as liquidators of Consolidar A.F.J.P. S.A. Since December 31, 2009, they have assumed the role of the company’s legal representatives. To date, they are taking all necessary actions leading to the liquidation of Consolidar A.F.J.P. S.A.
In this regard, on January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. and the list of designated liquidators were registered with the IGJ.
In addition, on October 19, 2009, the general extraordinary shareholders’ meeting of Consolidar A.F.J.P S.A. (undergoing liquidation proceedings) approved a voluntary reduction of the company’s capital stock by Ps. 75 million. The IGJ approved such capital reduction on January 11, 2010 so that on January 19, 2010, capital contributions were transferred to the company’s shareholders, pursuant to the aforementioned capital stock reduction.
BBVA Argentina, as shareholder, requested Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) to give notice to the Argentine Ministry of Economy and Public Finance and to the ANSES of its intention to engage in discussions, under the terms of Law No. 26,425, to find one or more remedies to address the consequences from the events occurred after the enactment of such Law. Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) gave such notice on June 11, 2010.
On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed a complaint for damages against the Argentine government and the Ministry of Labor, Employment and Social Security, which was heard by Federal Court of Original Jurisdiction in Administrative Matters No. 4, Division No. 7, under File No. 40,437/2010. Such complaint was ratified by BBVA Argentina in its capacity as majority shareholder of the company. On July 15, 2011, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) and BBVA Argentina made a filing with such court to expand the scope of the complaint for the assessment of damages. On March 9, 2012, such court ordered that notice of the complaint be served upon the National Government.
On May 13, 2013, the acting court resolved to initiate the trial period, upon which the company started to produce the pertinent testimonial, documentary, and expert evidence. On May 28, 2013, the company filed its witnesses’ question sheets and testimonies.
Judgment was rendered on July 1, 2021 dismissing the complaint. An appeal was lodged and admitted by the acting Court, for the decision to be reviewed before the Court of Appeals.
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
On August 9, 2022, Chamber I of the Federal Administrative Litigation Chamber issued a sentence which ratified the first instance ruling. An Extraordinary Federal Appeal was filed against this resolution. On September 15, 2022 such chamber partially granted the appeal. On September 21, 2022 a Complaint Appeal was filed before the Supreme Court of Justice.
As of the date of this annual report on Form 20-F, BBVA Argentina cannot estimate the outcome of such motion, if admitted, or the outcome of the review of the case by the CSJN.

•Volkswagen Financial Services Compañía Financiera S.A.
Volkswagen Financial Services Compañía Financiera S.A. (“VWFS”) is primarily engaged in the business of granting secured auto loans and financial lease transactions for the purchase of new Volkswagen Group-branded cars and offering wholesale financing to the VW Group’s dealers for the purchase of cars from the manufacturer. VWFS is also engaged in financing the purchase of second-hand vehicles and in providing financed maintenance, all within the territory of the Argentine Republic.
In 2024, the car market experienced a 8% decline in vehicle registrations compared to the previous year, mainly due to poor performance in the first quarter of the year, which gradually improved as key macroeconomic variables showed positive trends. Conversely, due to the overall financial market conditions, there was an increase in the percentage of units financed through secured auto loans, which increased from 36.6% in 2023 to 40.4% in 2024.
The Volkswagen Group reached the second market position in terms of vehicle registrations, achieving a year-on-year growth of 13.9%. The percentage of financed units of the Volkswagen Group reached 20.0% in 2024, compared to 16.6% in 2023.
In the retail segment, VWFS saw an 11.1 percentage point decrease in its share of financed unit sales within the Volkswagen Group, reaching 89.5% (excluding trucks and Audi vehicles).
In terms of its share of total Volkswagen Group sales, VWFS increased its share to 17.9% (4.9 percentage points higher than 2023), as a result of solid collaboration with the brand and the Volkswagen Group’s dealers, through campaigns at subsidized rates with appealing conditions to clients, in a context of decreasing benchmark rates in the financial market.
As part of its ongoing improvement approach, VWFS enhanced the service quality to dealers through communication, training, and good response levels. VWFS conducted several in-house training programs for employees in order to increase efficiency and improve service levels to retail customers. In 2024, VWFS launched a new product called “Siempre Cero” designed for the launch of the new “Amarok” truck. This product was developed in response to dealership demands for new financing alternatives tailored to different customer profiles, aiming to offer a higher LTV ratio with adjusted installment values and lower down payments. Nonetheless, VWFS maintained its focus on promoting traditional fixed-rate secured products with terms of up to 60 months to finance up to 80% of a new Volkswagen vehicle.
In 2024, VWFS increased its sources of funding from other commercial banks, with total credit facilities amounting to Ps. 445,200 million.
It also issued notes totaling Ps. 15,975 million with a 12-month term and a 5.75% cut-off spread over BADLAR. Nonetheless, to capitalize on potential opportunities in the capital market, VWFS maintains strategic relationships with major commercial banks.
In 2024, the Volkswagen Group achieved a 16.5% share of the car market, ranking second in sales, compared to a 13.9% market share in the previous year.
During 2024, VWFS’ main goal was offering competitive financing products and services to customers, underpinned by a commercial policy aimed at fostering loyalty among dealers. In 2024, VWFS participated in a total of 11,806 secured auto loan transactions, a 51.9% increase compared to the previous year, in line with the increased supply of new Volkswagen Group vehicles.
In 2024, the income after income tax amounted to Ps. 8,343.62 million, reflecting a significant increase compared to Ps. 3,444.56 million in the previous year. This increase was primarily attributable to an enhanced profitability of its products intended to mitigate the inflation adjustment to the shareholders’ equity despite a highly competitive context in the sector.
In 2025, the automotive market is expected to grow in terms of new vehicle registrations, compared with 2024. A declining interest rate environment is also anticipated due to expected lower inflation and the current gap between the official and parallel exchange rates.
In 2025, VWFS seeks to continue to maintain its share in sales of financed units. With a view to achieve sustainable development in the long term, VWFS intends to carry out strategic projects in 2025, which are expected to improve its internal processes to provide better service quality to customers and enhanced service to dealers.
In order to fund its secured auto loan portfolio, VWFS plans to continue to diversify its sources of funding with BBVA Argentina, other commercial banks and the issuance of corporate notes.
•Joint venture

Joint Venture	Country of Incorporation/ Residence	BBVA Argentina Ownership and Voting Power (in percentages)	Principal Activity	Stockholders’ Equity (in millions of Ps.) (1)
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	25,895.10
_____________
(1)Total shareholders’ equity as of December 31, 2024.

Below is a description of our joint venture:
•Rombo Compañía Financiera S.A.
Rombo Compañía Financiera S.A. (“RCF”) is the main finance company of the Renault’s network of dealers, both for new and second-hand vehicles. During 2024, Renault achieved a 9.12% market share in the car market (12.2% in 2023), ranking third in terms of sales volume. Nissan had a 3.3% market share (4.6% in 2023).
RCF’s financing of Renault’s sales increased to 32.3% from 26.1% in 2023, and while RCF’s financing of Nissan’s sales slightly decreased to 15.3% in 2024 from 15.7% in 2023. Despite the industry being severely impacted in terms of volumes and vehicle availability, the brand managed to end the year as the leader in the financed market, with the highest loyalty rates for both Renault and Nissan.
RCF remained the industry leader in terms of loans among brand captive companies as of December 31, 2024, closing the year with an average of 80% credits granted by RCF over total credits for the sale of Renault vehicles (Source: AFIMA). Renault Argentina and Nissan strongly supported RCF’s lending activities, providing important commercial tools (subsidized rates) both for new and second-hand vehicles.
With this support, RCF financed 13,469 new Renault and Nissan vehicles (compared to 16,588 in 2023) and 3,421 second-hand vehicles (compared to 3,586 in 2023). The total amount of principal lent under financing arrangements amounted to Ps. 147,728 million as of December 31, 2024 compared to Ps. 100,974 million as of December 31, 2023, representing a 46.3% increase compared to the previous year.
Risk and portfolio quality indicators in 2024 remained stable compared to the previous year. The number of litigated cases has remained low with many of them being settled through payment agreements. RCF’s non-performing loan average ratio decreased from 0.48% in 2023 to 0.23% in 2024.
In terms of financing, the aggregate balance of corporate notes as of December 31, 2024 amounted to Ps.10,542 million. The current program amount is US Dollars 150 million and has been rated “AA” by Fix SCR S.A. Agente Calificadora de Riesgo.
•Associates

Associate	Country of Incorporation/ Residence	BBVA Argentina Ownership and Voting Power (in percentages)	Principal Activity	Shareholders’ Equity (in millions of Ps.)
BBVA Seguros Argentina S.A.(1)	Argentina	12.22%	Insurance	59,581.70
Interbanking S.A.(3)	Argentina	11.11%	Information services for financial markets	64,584.09
Play Digital S.A.(2)	Argentina	11.56%	Development, offer and implementation of a digital payment solution	10,335.80
OpenPay Argentina S.A.(1)	Argentina	12.51%	Development, offer and implementation of a digital payment solution	5,580.40
_____________
(1)Total shareholders’ equity as of December 31, 2024.
(2)Total shareholders’ equity as of September 30, 2024.
(3)Total shareholders’ equity as of December 31, 2023.

Below is a description of our associates:
•BBVA Seguros Argentina S.A.
BBVA Seguros Argentina S.A.(“BBVA Seguros”) operates in the following lines of business: fire, comprehensive and combined household insurance, theft, personal accidents, group life insurance, credit life insurance, funeral and various other risks through different channels, telephone operators, and insurance brokers.
During 2024, written premiums amounted to Ps. 61,208.72 million, accounting for a 11.97% decrease compared to the previous year.
BBVA Seguros’ business strategy combines a broad product offering with multiple distribution and service channels, all based on its customers’ needs.
Claims paid during 2024 amounted to Ps. 23,440.15 million, or 38.30% of written premiums during such year.
Net loss for 2024 was Ps. 17,931.88 million, and shareholders’ equity as of December 31, 2024 amounted to Ps. 59,581.70 million.
BBVA Seguros’ policy was based on the following guidelines:
• Credit Risk: Compliance with regulations, the selection of counterparties through the criteria established by the investment committee, and continuous monitoring are essential to the security of the portfolio. Due to the new macroeconomic context of a downward trend in inflation during 2024, which is expected to continue in the near future, BBVA Seguros diversified its exposure to sovereign assets adjusted by C.E.R. (inflation-linked coefficient) and assets accruing interest at fixed rate (Lecaps), most of which are short term instruments, to keep a balance between profitability and volatility. To diversify credit risks, positions were held in money market funds and short-term fixed-income funds to ensure liquidity. Furthermore, the portfolio is also comprised of corporate bonds and Latin American funds meeting the requirements set by the National Superintendency of Insurance.
• Instrument Liquidity: The portfolio of BBVA Seguros has been structured considering instruments that provide the necessary liquidity to adequately meet the requirements demanded by its business dynamics.
The surplus of minimum capital as of December 31, 2024 was Ps. 46,842.18 million, accounting for an excess of 601.85% over the minimum capital requirement.
For 2025, BBVA Seguros’ seeks to expand its value proposition with new insurance products tailored to its customers’ real needs, adding additional channels to improve the simulation, contracting, and management process. BBVA Seguros’ goal is to achieve growth that leads to an increase in business volume in the medium and long term, while delivering differentiated customer service through trained personnel committed to BBVA Seguros’ goals.

•Interbanking S.A.
As a member and shareholder of Interbanking S.A. (“Interbanking”), together with eight other leading Argentine banks, the Bank offers an electronic communications system which enables its customers to optimize their banking transactions. BBVA Argentina’s corporate customers can connect to the service from their personal computers at any time and check their accounts at any member bank, send messages, transfer funds, make electronic wage payments, supplier payments and tax payments, and display market data. Through Interbanking, the Bank offers distinct electronic products for each segment of its corporate customer base and processes online transfers, allowing debit and credit transactions to be settled automatically and to be reflected in the relevant accounts in real time. As a result of BBVA Argentina’s equity interest in Interbanking, on June 3, 2024, the Bank received Ps. 3,000 million (nominal value) in dividends.

•Play Digital S.A.
Play Digital S.A. (“Play Digital”) is a digital-native company created in 2020, engaged in developing technological products that facilitate the interaction of banking users with their financial products.
Its shareholders are the vast majority of public, private and cooperative banking institutions in Argentina. BBVA Argentina currently holds 11.56% of its capital.

Play Digital has developed and operates a digital payment solution aimed at providing information technology services (“MODO”), with broad and sufficient rights for its use, operation, authorization for use, and commercialization.
With MODO, Argentine banks are taking the first step towards open banking, fostering greater integration of all payment methods. MODO offers a payment solutions platform to its clients—account and payment method issuers—for the development of features they offer to their customers, who are the users of MODO. Thus, users can register with MODO through their banking app or the MODO app itself and link their phone number. Once registered, they can link their accounts, credit cards, debit cards, and prepaid cards, then choose how and with which products to operate at any time. In this way, users have all their bank accounts in one place, enabling them to view balances, send or request money, and make payments at stores. They can also access all the benefits, promotions, discounts, and installment plans offered by the banks within the ecosystem where they already have a bank account.
MODO sets a unique precedent in Argentina and Latin America, where the entire financial industry cooperates to offer more and better alternatives. With a highly ambitious proposition, MODO follows the example of similar initiatives in other countries such as Bizum in Spain, Zelle in the United States, Paylib in France, MobilePay in Denmark, Swish in Sweden, or PayNow in Singapore.
In 2025, Play Digital expects to continue to evaluate the evolution of the international economic and financial conditions and, particularly, inflation rates, activity levels, exchange rates, and public spending in Argentina.
In the digital wallet industry, Play Digital expects to continue to operate in a highly competitive environment with low entry barriers, requiring continuous monitoring of developments related to its competitors.
In 2025, Play Digital intends to continue to increase its business volume through the development of new functionalities and technological improvements, reaffirming its role as a leading player in the industry.

•OpenPay Argentina S.A.
Openpay Argentina S.A. (“Openpay”) was formed on May 11, 2021, and is part of the BBVA Group. As of December 31, 2024, its shareholders are BBV América S.L., which holds 87.49% of its share capital, and BBVA Argentina, which holds the remaining 12.51%.
Openpay’s purpose is to operate as a payment processor, creating a link between its customers and Payway, American Express, Naranja X or a similar provider.

In the future, Openpay expects to also engage in the payment aggregator business, offering the service and physical infrastructure to process payments with credit and debit cards, QR code payments, and payment links, with the aim of simplifying the operations for merchants using the platform.
Openpay’s platform provides security and adaptability, which significantly contributes to the development of both physical and electronic commerce thanks to its easy to implement and functional dashboard, which in turn enables merchants to view their transactions in real time with different payment methods.
In 2025, Openpay aims to achieve the following objectives:
• Implement digital onboarding to reach an Open Market audience.
• Deploy its first product for eCommerce, the API Checkout (payment button), that enables customers to accept card-not-present transactions by integrating Openpay’s solution into their online sales platforms.
Openpay also seeks to provide a differentiated service to its customers by integrating various types of services (card-present and card-not-present payments) while promoting financial inclusion for small businesses and entrepreneurs.

Equity Investments
The following were all the positions that we held in non-financial institutions where we owned more than 2% of the invested companies’ equity as of December 31, 2024.

Investment	Country	% of Shares Owned (in percentages)	Principal Activity	Total Stockholders’ Equity (in millions of pesos)
Coelsa S.A.	Argentina	7.85%	Clearing house	31,037.39
Argencontrol S.A.	Argentina	7.77%	Agent mandatory	193.42
Sedesa S.A.	Argentina	8.37%	Deposit guarantee fund	3,206.21

D.Property, plants and equipment
BBVA Argentina is domiciled in Argentina and has its principal executive offices at Av. Córdoba 111, C1054AAA Buenos Aires, Argentina. The principal executive offices, which we own, are approximately 37,041 square meters in area.
At December 31, 2024, our branch network consisted of 235 retail branches, of which 118 were located in properties that we own and 117 were located in properties leased to us. The branches are located throughout all of the 23 Argentine provinces as well as the City of Buenos Aires.
E.Selected statistical information
The following information is included for analytical purposes and should be read in conjunction with the Consolidated Financial Statements as well as “Item 5. Operating and Financial Review and Prospects”. This information has been prepared from our financial records, which are maintained in accordance with IFRS-BCRA. The Consolidated Financial Statements and the selected statistical information below have been adjusted to comply with IFRS-IASB for the sole purpose of filing this annual report on Form 20-F with the SEC. The information below has been produced in accordance with the requirements of Subpart 1400 of Regulation S-K.
Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities
The average balances of interest-earning assets and interest-bearing liabilities, including the related interest earned or paid, were calculated on a daily basis for the years ended December 31, 2024, 2023 and 2022. Average balances have been separated between those denominated in pesos and in foreign currencies.
This selected statistical information has been prepared taking into account the effect of hyperinflation adjustments, which requires that in the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, the assets, liabilities, income and expenses of such entity be stated in terms of the measuring unit current at the end of the reporting period (December 31, 2024).
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
The following tables show average balances, interest amounts and average real rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2024, 2023 and 2022.

	Fiscal Year ended December 31,
	2024			2023			2022
	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)

	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	3,141,430,419	2,470,637,085	78.65%	4,496,159,174	4,169,518,996	92.74%	4,557,603,917	2,512,074,078	55.12%
Foreign currencies	233,040,962	—	0.00%	219,983,535	—	0.00%	37,879,207	—	0.00%
Total	3,374,471,381	2,470,637,085	73.22%	4,716,142,709	4,169,518,996	88.41%	4,595,483,124	2,512,074,078	54.66%
Loans and advances (4)
To customers/financial institutions
Pesos	4,019,146,875	2,190,957,000	54.51%	4,133,566,360	2,739,890,584	66.28%	4,245,045,585	1,742,753,182	41.05%
Foreign currencies	641,745,877	27,172,094	4.23%	287,994,561	8,908,718	3.09%	282,370,352	8,460,379	3.00%
Total	4,660,892,752	2,218,129,094	47.59%	4,421,560,921	2,748,799,302	62.17%	4,527,415,937	1,751,213,561	38.68%
To central bank
Pesos	80,007	—	0.00%	107,213	—	0.00%	4,510	—	0.00%
Foreign currencies	9	—	0.00%	4,684	—	0.00%	4,619	—	0.00%
Total	80,016	—	0.00%	111,897	—	0.00%	9,129	—	0.00%
Other assets
Pesos	108,338,718	6,196,497	5.72%	117,436,271	14,011,210	11.93%	54,201,392	4,049,625	7.47%
Foreign currencies	76,451,608	1,278,898	1.67%	76,104,261	1,120,267	1.47%	130,948,622	445,094	0.34%
Total	184,790,326	7,475,395	4.05%	193,540,532	15,131,477	7.82%	185,150,014	4,494,719	2.43%

Total interest-earning assets
Pesos	7,268,996,019	4,667,790,582	64.22%	8,747,269,018	6,923,420,790	79.15%	8,856,855,404	4,258,876,885	48.09%
Foreign currencies	951,238,456	28,450,992	2.99%	584,087,041	10,028,985	1.72%	451,202,800	8,905,473	1.97%
Total	8,220,234,475	4,696,241,574	57.13%	9,331,356,059	6,933,449,775	74.30%	9,308,058,204	4,267,782,358	45.85%

	Fiscal Year ended December 31,
	2024			2023			2022
	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)

	(in thousands of pesos, except percentages)
Non interest-earning assets
Cash, cash balances at central bank and other demand deposits
Pesos	484,297,014			396,200,453			650,693,127
Foreign currencies	1,921,921,911			1,526,953,551			1,608,803,006
Total	2,406,218,925			1,923,154,004			2,259,496,133
Investments in joint ventures and associates
Pesos	17,728,447			17,498,293			21,469,131
Foreign currencies	—			—			—
Total	17,728,447			17,498,293			21,469,131
Tangible and intangible assets
Pesos	836,175,517			783,514,028			786,882,460
Foreign currencies
Total	836,175,517			783,514,028			786,882,460
Allowance for loan losses
Pesos	(118,767,761)			(141,815,852)			(136,038,994)
Foreign currencies	4,954,194			(15,241,224)			(19,273,944)
Total	(113,813,567)			(157,057,076)			(155,312,938)
Other assets
Pesos	531,148,370			513,803,439			388,507,047
Foreign currencies	45,815,412			19,754,082			23,391,068
Total	576,963,782			533,557,521			411,898,115
Total non interest-earning assets
Pesos	1,750,581,587			1,569,200,361			1,711,512,771
Foreign currencies	1,972,691,517			1,531,466,409			1,612,920,130
Total	3,723,273,104			3,100,666,770			3,324,432,901

TOTAL ASSETS
Pesos	9,019,577,606	4,667,790,582	51.75%	10,316,469,379	6,923,420,790	67.11%	10,568,368,175	4,258,876,885	40.30%
Foreign currencies	2,923,929,973	28,450,992	0.97%	2,115,553,450	10,028,985	0.47%	2,064,122,930	8,905,473	0.43%
Total	11,943,507,579	4,696,241,574	39.32%	12,432,022,829	6,933,449,775	55.77%	12,632,491,105	4,267,782,358	33.78%

	Fiscal Year ended December 31,
	2024			2023			2022
	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)

	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Saving accounts
Pesos	1,781,921,001	497,003,686	27.89%	1,973,652,332	701,501,704	35.54%	1,991,093,606	279,763,534	14.05%
Foreign currencies	1,731,239,200	121,245	0.01%	1,086,027,112	83,871	0.01%	1,163,654,541	87,898	0.01%
Total	3,513,160,201	497,124,931	14.15%	3,059,679,444	701,585,575	22.93%	3,154,748,147	279,851,432	8.87%
Time deposits
Pesos	2,107,531,186	1,203,549,205	57.11%	2,932,745,229	2,698,531,505	92.01%	3,052,198,798	1,675,841,615	54.91%
Foreign currencies	197,682,958	1,058,250	0.54%	164,396,209	293,712	0.18%	177,392,994	331,189	0.19%
Total	2,305,214,144	1,204,607,455	52.26%	3,097,141,438	2,698,825,217	87.14%	3,229,591,792	1,676,172,804	51.90%
Banks loans – Central bank
Pesos	—	—	0.00%	—	—	0.00%	—	—	0.00%
Foreign currencies	769,418	—	0.00%	877,941	—	0.00%	722,813	—	0.00%
Total	769,418	—	0.00%	877,941	—	0.00%	722,813	—	0.00%
Banks loans – Other financial institutions
Pesos	76,655,466	43,365,374	56.57%	60,404,848	(23,220,859)	(38.44%)	108,534,372	6,503,443	5.99%
Foreign currencies	19,676,499	1,831,931	9.31%	7,664,881	1,037,452	13.54%	5,351,289	405,391	7.58%
Total	96,331,965	45,197,305	46.92%	68,069,729	(22,183,407)	(32.59%)	113,885,661	6,908,834	6.07%
Debt securities issued
Pesos	23,703,378	15,249,557	64.33%	5,816,193	7,470,641	128.45%	2,119,698	2,641,408	124.61%
Foreign currencies	—	—	0.00%	—	—	0.00%	—	—	0.00%
Total	23,703,378	15,249,557	64.33%	5,816,193	7,470,641	128.45%	2,119,698	2,641,408	124.61%
Other liabilities
Pesos	3,013,752	5,096,092	169.09%	419,507	4,245,790	1012.09%	31,129,096	4,593,259	14.76%
Foreign currencies	976,100	—	0.00%	6,628,132	—	0.00%	1,803,191	—	0.00%
Total	3,989,852	5,096,092	127.73%	7,047,639	4,245,790	60.24%	32,932,287	4,593,259	13.95%
Total interest-bearing liabilities
Pesos	3,992,824,783	1,764,263,914	44.19%	4,973,038,109	3,388,528,781	68.14%	5,185,075,570	1,969,343,259	37.98%
Foreign currencies	1,950,344,175	3,011,426	0.15%	1,265,594,275	1,415,035	0.11%	1,348,924,828	824,478	0.06%
Total	5,943,168,958	1,767,275,340	29.74%	6,238,632,384	3,389,943,816	54.34%	6,534,000,398	1,970,167,737	30.15%

	Fiscal Year ended December 31,
	2023			2022			2021
	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)

	(in thousands of pesos, except percentages)
Non-interest-bearing liabilities and stockholders´ equity
Checking accounts
Pesos	806,969,675			1,097,278,513			1,465,953,288
Foreign currencies	634,985,560			477,501,646			486,497,656
Total	1,441,955,235			1,574,780,159			1,952,450,944
Other liabilities
Pesos	1,686,566,217			1,884,679,072			1,707,117,561
Foreign currencies	183,746,228			188,570,982			155,004,485
Total	1,870,312,445			2,073,250,054			1,862,122,046
Shareholders’ equity
Pesos	2,688,070,941			2,545,360,232			2,283,917,717
Foreign currencies
Total	2,688,070,941			2,545,360,232			2,283,917,717
Total non-interest-bearing liabilities and shareholders’ equity
Pesos	5,181,606,833			5,527,317,817			5,456,988,566
Foreign currencies	818,731,788			666,072,628			641,502,141
Total	6,000,338,621			6,193,390,445			6,098,490,707

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Pesos	9,174,431,616	1,764,263,914	19.23%	10,500,355,926	3,388,528,781	32.27%	10,642,064,136	1,969,343,259	18.51%
Foreign currencies	2,769,075,963	3,011,426	0.11%	1,931,666,903	1,415,035	0.07%	1,990,426,969	824,478	0.04%
Total	11,943,507,579	1,767,275,340	14.80%	12,432,022,829	3,389,943,816	27.27%	12,632,491,105	1,970,167,737	15.60%

	2024	2023	2022
Net Interest Margin and Spread
Net interest income (5)
Pesos	2,903,526,668	3,534,892,009	2,289,533,626
Foreign currencies	25,439,566	8,613,950	8,080,995
Total	2,928,966,234	3,543,505,959	2,297,614,621
Net interest margin (6)
Pesos	39.94%	40.41%	25.85%
Foreign currencies	2.67%	1.47%	1.79%
Weighted average rate	35.63%	37.97%	24.68%
Yield spread, nominal basis (7)
Pesos	20.03%	11.01%	10.10%
Foreign currencies	2.84%	1.61%	1.91%
Weighted average rate	27.39%	19.96%	15.70%

_____________
(1)For 2024, the average balances are presented in terms of the measuring unit current at December 31, 2024. For 2023 and 2022 average balances were restated in terms of the measuring unit current at the end of the reporting period (December 31, 2024).
(2)Interest earned/paid divided by average balance.
(3)Includes trading gains and losses in all fiscal years. Unrealized gains and losses arising from changes in the market value of our trading portfolio of government securities and yield on our investment portfolio of government securities are included.
(4)Loan amounts are stated before deduction of the allowance for loan losses.
(5)Net interest income is defined as interest earned less interest paid. Trading results from our portfolio of government securities are included in interest.
(6)Net interest margin is net interest income stated as a percentage of average interest-earning assets.
(7)Yield spread nominal basis is defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.
Changes in Interest Income and Interest Expense; Volume and Rate Analysis
The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective average interest rates for the year ended December 31, 2024 compared with the year ended December 31, 2023 and the year ended December 31, 2023 compared with the year ended December 31, 2022. Volume and rate variances have been calculated based on movements in average balances over the period and changes in average interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading gains and losses and yield on government trading and investment accounts results are included in the computation of interest income in all fiscal years.

	Year ended December 31, 2024/2023 Increase (Decrease) Due to Changes in			Year ended December 31, 2023/2022 Increase (Decrease) Due to Changes in
	Volume	Rate	Net change	Volume	Rate	Net change
ASSETS
Interest-earning assets
Government securities
Pesos	(1,065,451,930)	(633,429,981)	(1,698,881,911)	(56,980,861)	1,714,425,779	1,657,444,918
Foreign currencies	—	—	—	—	—	—
Total	(1,065,451,930)	(633,429,981)	(1,698,881,911)	(56,980,861)	1,714,425,779	1,657,444,918
Loans and advances
To customers/financial institutions
Pesos	(62,373,479)	(486,560,105)	(548,933,584)	(73,892,821)	1,071,030,223	997,137,402
Foreign currencies	14,978,147	3,285,229	18,263,376	173,977	274,362	448,339
Total	(47,395,332)	(483,274,876)	(530,670,208)	(73,718,844)	1,071,304,585	997,585,741
To central bank
Pesos	—	—	—	—	—	—
Foreign currencies	—	—	—	—	—	—
Total	—	—	—	—	—	—
Other assets
Pesos	(520,340)	(7,294,373)	(7,814,713)	7,544,493	2,417,092	9,961,585
Foreign currencies	5,810	152,821	158,631	(807,318)	1,482,491	675,173
Total	(514,530)	(7,141,552)	(7,656,082)	6,737,175	3,899,583	10,636,758
Total interest-earning assets
Pesos	(1,128,345,749)	(1,127,284,459)	(2,255,630,208)	(123,329,189)	2,787,873,094	2,664,543,905
Foreign currencies	14,983,957	3,438,050	18,422,007	(633,341)	1,756,853	1,123,512
Total	(1,113,361,792)	(1,123,846,409)	(2,237,208,201)	(123,962,530)	2,789,629,947	2,665,667,417

	Year ended December 31, 2023/2022 Increase (Decrease) Due to Changes in			Year ended December 31, 2022/2021 Increase (Decrease) Due to Changes in
	Volume	Rate	Net change	Volume	Rate	Net change
LIABILITIES
Interest-bearing liabilities
Saving accounts
Pesos	(53,476,657)	(151,021,361)	(204,498,018)	(6,199,209)	427,937,379	421,738,170
Foreign currencies	45,187	(7,813)	37,374	(5,995)	1,968	(4,027)
Total	(53,431,470)	(151,029,174)	(204,460,644)	(6,205,204)	427,939,347	421,734,143
Time deposits
Pesos	(471,255,520)	(1,023,726,780)	(1,494,982,300)	(109,913,816)	1,132,603,706	1,022,689,890
Foreign currencies	178,193	586,345	764,538	(23,220)	(14,257)	(37,477)
Total	(471,077,327)	(1,023,140,435)	(1,494,217,762)	(109,937,036)	1,132,589,449	1,022,652,413
Banks loans – Central bank
Pesos	—	—	—	—	—	—
Foreign currencies	—	—	—	—	—	—
Total	—	—	—	—	—	—
Banks loans – Other financial institutions
Pesos	9,193,266	57,392,967	66,586,233	18,501,973	(48,226,275)	(29,724,302)
Foreign currencies	1,118,312	(323,833)	794,479	313,148	318,913	632,061
Total	10,311,578	57,069,134	67,380,712	18,815,121	(47,907,362)	(29,092,241)
Debt securities issued
Pesos	11,507,712	(3,728,796)	7,778,916	4,747,983	81,250	4,829,233
Foreign currencies	—	—	—	—	—	—
Total	11,507,712	(3,728,796)	7,778,916	4,747,983	81,250	4,829,233
Other liabilities
Pesos	4,386,728	(3,536,426)	850,302	(310,808,797)	310,461,328	(347,469)
Foreign currencies	—	—	—	—	—	—
Total	4,386,728	(3,536,426)	850,302	(310,808,797)	310,461,328	(347,469)
Total interest-bearing liabilities
Pesos	(499,644,471)	(1,124,620,396)	(1,624,264,867)	(403,671,866)	1,822,857,388	1,419,185,522
Foreign currencies	1,341,692	254,699	1,596,391	283,933	306,624	590,557
Total	(498,302,779)	(1,124,365,697)	(1,622,668,476)	(403,387,933)	1,823,164,012	1,419,776,079

Investment Portfolio: weighted average yield by remaining maturities
The following table shows the weighted average yield by remaining maturities of our debt securities not carried at fair value as of December 31, 2024:

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total

	Weighted average yield
	(in percentages)
Government securities (1)
In Pesos:
Argentine bonds		42%			42%
Total government securities in pesos		42%			42%
Total government securities		42%			42%
(1)The weighted average yield has been determined based on the price calculated by the Market Risks Area at December 31, 2024 plus the coupon pending collection considering the contractual maturity and amortization profile of each bond.
Maturity Composition of the Loan Portfolio
The following table shows our loan portfolio as of December 31, 2024 by type of loan and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing
	Amount as of December 31, 2024	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years but within 15 years	After 15 years

	(in thousands of pesos, except percentages)
To government sector	964,726	919,063	5,733	39,930	—	—

To Central Bank	—	—	—	—	—	—

To financial institutions	60,235,154	40,465,892	11,423,958	8,345,304	—	—

To the non-financial private sector and residents abroad	7,636,214,246	4,191,756,667	1,939,368,563	1,174,182,231	258,421,524	72,485,261
Credit Cards	2,052,689,770	1,649,665,232	403,024,538	—	—	—
Notes	730,263,083	617,967,509	112,295,574	—	—	—
Overdrafts	643,005,825	622,745,613	20,258,209	2,003	—	—
Loans for the prefinancing and financing of exports	1,003,823,052	342,311,648	587,051,543	74,459,861	—	—
Consumer loans	814,048,729	129,861,468	180,292,635	503,019,834	874,792	—
Commercial papers	1,098,210,199	302,866,453	295,977,260	378,312,750	121,053,736	—
Real estate mortgage	234,142,459	5,655,100	9,187,671	44,406,321	115,908,660	58,984,707
Pledge loans	178,348,891	46,762,968	77,054,018	54,522,578	9,327	—
Receivables from financial leases	25,671,951	10,610,084	2,776,148	11,512,388	773,331	—
Loans to employees	44,164,421	741,446	1,500,327	8,620,416	19,801,678	13,500,554
Documents purchased	920,747	920,747	—	—	—	—
Other financing	810,925,119	461,648,399	249,950,640	99,326,080	—	—
Total	7,697,414,126	4,233,141,622	1,950,798,254	1,182,567,465	258,421,524	72,485,261
Percentage of total loan portfolio	100.00%	54.99%	25.34%	15.36%	3.36%	0.94%

Interest Rate Sensitivity of Outstanding Loans
The following table shows, by currency of denomination, the interest rate sensitivity of our loan portfolio as of December 31, 2024. Loans are stated before deduction of the allowance for loan losses.

As of December 31, 2024
(in thousands of pesos)
Variable Rate
Pesos - including Adjustable Loans	37,220,434
Foreign Currency	—
Sub-total	37,220,434
Fixed Rate
Pesos	7,420,593,081
Foreign Currency	126,782,289
Sub-total	7,547,375,370
Non - performing
Pesos	108,998,982
Foreign Currency	3,819,340
Sub-total	112,818,322
Total	7,697,414,126
_____________
The following table sets forth a breakdown of our fixed and variable rate loans by maturity as of December 31, 2024.

	Interest Sensitivity of Outstanding Loans Maturing in
	Less Than One Year		More Than One Year
	Fixed rate	Variable rate	Fixed rate	Variable rate

	(in thousands of pesos)
To government sector	924,796	—	39,930	—

To Central Bank	—	—	—	—

To financial institutions	51,889,850	—	8,345,304	—

To the non-financial private sector and residents abroad	6,093,910,050	37,215,180	1,505,083,762	5,254
Credit Cards	2,052,689,770	—	—	—
Notes	310,154,103	—	503,894,626	—
Overdrafts	730,263,083	—	—	—
Loans for the prefinancing and financing of exports	643,003,822	—	2,003	—
Consumer loans	14,814,733	28,039	219,299,684	4
Commercial papers	929,363,191	—	74,459,861	—
Real estate mortgage	580,914,426	17,929,287	499,366,486	—
Pledge loans	123,816,986	—	54,531,905	—
Receivables from financial leases	2,231,711	10,061	41,917,398	5,250
Loans to employees	1,401,655	11,984,577	12,285,719	—
Documents purchased	920,747	—	—	—
Other financing	704,335,823	7,263,216	99,326,080	—

Total	6,146,724,696	37,215,180	1,513,468,996	5,254

Foreign Country Outstanding Positions
The following table sets forth, as of December 31, 2024 and 2023 the aggregate amount of “cross-border outstandings” exceeding 1% of our total assets at such date. Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in dollars or other non-local currency.

	Fiscal Year ended December 31,
	2024	2023

	(in thousands of pesos)
Cash and cash equivalents	277,473,130	121,163,482
Financial assets at fair value through other comprehensive income	3,367,814	941,209
Financial assets at amortized cost	67,592,352	127,184,792
Total	348,433,296	249,289,483
Credit ratios
See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Position”.
Composition of Deposits
The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the fiscal years ended December 31, 2024 and 2023.

	Fiscal Year ended December 31,
	2024	2023

	(in thousands of pesos, except percentages)
Deposits in Domestic Bank Offices
Non—interest-bearing liabilities
Checking accounts
Average
Pesos	806,969,675	1,097,278,513
Foreign currencies	634,985,560	477,501,646
Total	1,441,955,235	1,574,780,159

Interest-bearing liabilities
Saving Accounts
Average
Pesos	1,781,921,001	1,973,652,332
Foreign currencies	1,731,239,200	1,086,027,112
Total	3,513,160,201	3,059,679,444
Average real rate
Pesos	27.89%	35.54%
Foreign currencies	0.01%	0.01%
Total	14.15%	22.93%
Time Deposits
Average
Pesos	2,107,531,186	2,932,745,229
Foreign currencies	197,682,958	164,396,209
Total	2,305,214,144	3,097,141,438
Average real rate
Pesos	57.11%	92.01%
Foreign currencies	0.54%	0.18%
Total	52.26%	87.14%

Uninsured deposits

	Fiscal Year ended December 31,
	2024	2023

	(in thousands of pesos)
Uninsured deposits	6,325,650,271	5,069,162,401

	Fiscal Year ended December 31,
	2024	2023

	(in thousands of pesos)
Deposits in excess of insurance limit with a maturity of:
Within 3 months	5,758,226,216	4,556,473,079
After 3 but within 6 months	376,686,140	381,676,131
After 6 but within 12 months	162,549,117	127,571,854
After 12 months	28,188,798	3,441,337

Total	6,325,650,271	5,069,162,401
For more information about uninsured deposits see “Item 4. Information on the Company—F. The Argentine Banking System and Its Regulatory Framework—Deposit Guarantee Insurance System”.
F.The Argentine Banking System and Its Regulatory Framework
Argentine Banking System
According to data from the Central Bank as of December 31, 2024, Argentina’s banking system consisted of 61 commercial banks, 13 of which were government-owned or government-related banks and 48 of which were Argentine private banks. In addition, the financial system also includes 13 financial companies. The principal regulators of financial institutions in Argentina are the Central Bank, the Superintendence and, in the case of financial institutions that publicly offer their own securities and/or corporate bonds in Argentina or otherwise engage in the offering or trading of third parties’ securities in Argentina, the CNV.
Private Sector Banks
According to data from the Central Bank as of December 31, 2024, the largest Argentine private banks, in terms of total assets, were: Banco de Galicia y Buenos Aires S.A.U., Banco Santander Argentina S.A., BBVA Argentina, Banco Macro S.A. and Industrial and Commercial Bank of China S.A.U. Some of these banks, including BBVA Argentina, have one or more significant foreign investors. Argentine private banks accounted for 62.01% of total gross loans and 59.40% of total deposits in the Argentine financial sector, of which the ten largest Argentine private banks accounted for 54.16% of total gross loans and 49.43% of total deposits in the Argentine financial sector. Foreign banks compete under the same regulatory conditions as Argentine banks.
Public Sector Banks
The principal state-owned banks are Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires and Banco de la Ciudad de Buenos Aires. As of December 31, 2024, based on the available data of the Central Bank, these three institutions accounted for 30.50% of total gross loans and 34.08% of total deposits in the Argentine financial sector.
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
Law No. 25,780 introduced amendments to the Financial Institutions Law and to the charter of the Central Bank (as amended, the “Charter”). Among the most important modifications were the following:
•Unless expressly provided otherwise by law, the Central Bank shall not be affected by regulations of a general nature that have been or may be enacted with reference to public administration entities and which introduce limitations on the authority or powers of the Central Bank established in its Charter.
•The Central Bank is authorized to make temporary advances to the federal government up to an amount equivalent to 12% of the monetary base, which for this purpose includes monetary circulation plus deposits at sight of financial institutions in the Central Bank, whether in current account or in special accounts. It may also grant advances up to an amount not exceeding 10% of the cash resources obtained by the federal government in the previous twelve months. At no time may the amount granted as temporary advances, excluding those exclusively destined to the payment of obligations with multilateral lending institutions, exceed 12% of the monetary base. All advances thus granted must be repaid within the following twelve months; if any of these advances remain unpaid after their expiration date, it will not be possible to use again these powers until all amounts owed have been repaid.
•The validity of Sections 44, 46 (c), 47 and 48 of the Charter, with respect to the powers of the Superintendent of Financial and Exchange Entities (Superintendente de Entidades Financieras y Cambiarias) under the terms of the text approved as Article 1 of the Law No. 24,144.
•A transitional provision is introduced authorizing the Central Bank to: (i) provide assistance to financial entities with liquidity and / or solvency problems (already authorized under Decree No. 214/02), including those in process of restructuring by resolution of the Central Bank in terms of Article 35 bis of the Financial Institutions Law; and (ii) authorize the integration of reserve requirements of financial institutions with financial assets other than cash, in the form of demand deposits at the Central Bank or in foreign currency accounts according to Article 28 of the Central Bank’s Charter
Amendments to the Central Bank’s Charter and the Convertibility Law
Law No. 26,739 amended in 2012 the functions and powers of the Central Bank and the ability of the federal government to obtain financing from the Central Bank. This law amended the Charter, which had been previously approved by Law No. 24,114 and the Convertibility Law. The amendments introduced by Law No. 26,739 may be grouped under two subjects: (i) amendments to the functions and powers of the Central Bank as the regulatory and supervisory authority of the financial sector; and (ii) expansion of the federal government’s access to financing from the Central Bank. We briefly explain below the most relevant aspects of each.
•Functions and powers of the Central Bank:
•Purpose of the Central Bank. Prior to Law No. 26,739 according to the Charter, the “primary and fundamental purpose” of the Central Bank was to “preserve the value of the currency”. Following Law No. 26,739, the Central Bank has multiple purposes, including “promoting currency stability, financial stability, employment and economic development with social equity”.
•Relationship of the Central Bank with the executive branch and Congress. Under the Charter, the Central Bank remains a “self-governed entity” and (i) in the exercise of its powers and faculties, the Central Bank shall not be subject to the instructions of the executive branch, and (ii) the Central Bank may not enter into any obligation that implies a restriction or a delegation of its powers, without Congress’ express authorization. However, the Charter provides that the Central Bank’s purpose must be fulfilled “within the framework of the policies set by the federal government”.
•Obligations and powers of the Central Bank related to economic information. The amendments to the Charter limited the ability of the Central Bank to supply economic information. In particular: (i) the requirement to report the expected rate of inflation for each year; (ii) the publication of statistics regarding the balances of payment and the national accounts of the Republic; and (iii) the requirement that the entity’s financial statements reflect the amount and composition of the reserves and of the monetary base were removed from the Charter.
•Functions and powers of the Central Bank. New powers were vested in the Central Bank, including: (i) to regulate the amount of money and the interest rates, and direct credit policies; (ii) to regulate payment systems, liquidating and clearing houses, fund remittance entities and transportation of valuables; and (iii) to protect the rights of consumers of financial services and fair competition within the financial sector.
•Powers of the Central Bank’s president. The amendments strengthened the powers of the president of the Central Bank’s board of directors. In this respect: (i) the Superintendence is now under the president’s supervision; (ii) the president was empowered to operate directly in the currency and foreign exchange markets (formerly, these powers were vested in the Central Bank’s board of directors); and (iii) the president’s powers in emergency situations were increased.
•Powers of the Central Bank’s board of directors. New regulatory powers were expressly conferred to the board, such as: (i) to establish the information and accounting regime for the entities subject to the Central Bank’s supervision; (ii) to regulate credit conditions and policies; (iii) to enact rules that preserve competition in the financial markets; and (iv) to regulate the capture (through negotiable instruments or otherwise) of foreign currency funds by financial institutions.
•Financing of the federal government:
•Temporary Advances. The amendment of the Charter significantly increased the Central Bank’s ability to grant temporary advances to the federal government. See “—Central Bank” above.

•Powers of the Central Bank’s board of directors. See “—Central Bank—Functions and powers of the Central Bank” above.
•Determination and application of “freely available” reserves. The amendments to the Convertibility Law abrogated the requirement that the Central Bank’s reserves must underpin up to 100% of the monetary base. Now the Central Bank’s board of directors shall determine the amount of reserves necessary to carry out the foreign exchange policy, taking into consideration the evolution of the external accounts. Consequently, the “freely available” reserves will no longer be constituted by those that exceed the amount necessary to underpin up to 100% of the monetary base. The “freely available” reserves will now be those which exceed the amount determined by the board of directors in the manner contemplated above. The amendments also expanded the scope of application of “freely available” reserves. In addition to the payment of obligations with international financial institutions, pursuant to the reform approved by Congress, the “freely available” reserves may also be applied to the payment of “official bilateral external debt”, which includes the debt that the Republic has with creditors grouped together in the “Paris Club”.
•Argentine Fund for Indebtedness Reduction. This fund was created through Decree No. 298/10 in order to apply “freely available” reserves of the Central Bank to the payment of sovereign debt held by private creditors. This Fund is composed by the “freely available” reserves allocated for each fiscal year. Law No. 26,739 provides that this fund will continue to operate until the purpose for which it was created has been fulfilled.
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
Financial institutions must submit certain financial information to the Central Bank, including the following:
•financial statements and other quarterly and annual reports reflecting on a consolidated basis the transactions of the financial institution, its domestic and foreign branches and its domestic and foreign “significant subsidiaries” (as defined below); and
•financial statements and other quarterly and annual reports reflecting on a consolidated basis the transactions of the financial institution, its domestic and foreign branches, its domestic and foreign “significant subsidiaries” (as defined below) or entities or companies in the Republic and abroad where the financial institution owns or controls more than 12.5% of the shares entitled to vote (in those cases determined by the Superintendence), and those companies not subject to consolidated supervision which the financial institution may have chosen to include with the prior approval of the Superintendence.
For the purposes of these regulations:
•A “subsidiary” of a domestic financial institution is any domestic or foreign financial institution or company where:
(1)the domestic financial institution has direct or indirect control of more than 50% of the total votes of any instrument with voting rights in such entity or company;
(2)the domestic financial institution has direct or indirect control as to determining by itself the composition of most of the management bodies of such entity or company; or
(3)a majority of the directors of the domestic financial institution is also a majority of the directors of such entity or company.

The possession or control by the financial institution is considered indirect if exercised through another legal person, its controlling shareholders or directors appointed by such controlling shareholders or persons linked to them, who is also in control of more than 50% (measured as a whole) of the total votes of any instrument with voting rights in another entity or company. Any other form of control or interest where, in the opinion of the Superintendence, and even if the shareholders’ interest does not exceed 50%, a situation of control, and therefore the subsidiary character of an entity or company, is established or can be inferred from the evidence collected.
•A “significant subsidiary” is any subsidiary:
(1)whose assets, possible commitments and other transactions recorded in off-balance sheet accounts represent 10% or more of the total capital of the local financial institution and its subsidiaries abroad; or
(2)whose results of operations corresponding to the current fiscal year represent 10% or more of the aggregate results of operations for the current fiscal year of the local financial institution and its subsidiaries abroad.
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
Legal Reserve
The Central Bank requires that financial institutions allocate on an annual basis a certain percentage of their net income in accordance with BCRA rules to a legal reserve. Such percentage is currently set at 20%. This reserve can only be used during periods in which a financial institution has incurred losses and has exhausted all unappropriated retained earnings and other reserves. Financial institutions may not pay dividends if the legal reserve has been impaired. However, when the legal reserve is used to absorb losses, no profits may be distributed until such losses are fully refunded. If the legal reserve balance before any loss absorption exceeds 20% of the capital stock plus a capital adjustment, profits may be distributed once the latter value (capital stock plus the capital adjustment) is reached.
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
Minimum cash requirements shall be calculated by applying the rates shown in the following chart to: (i) institutions belonging to Group “A” and branches or subsidiaries of foreign banks rated as global systemically important banks (“G-SIB”) not included in that group; and (ii) the remaining financial institutions.

The table below indicates the minimum cash requirements for each type of account as of December 31, 2024

	December 31, 2024
	Categories
Type of Account	Group “A” institutions and G-SIBs not included in that Group	Remaining institutions
Current accounts and demand accounts open in Credit Unions	45%	20%
Other demand deposits, basic account and universal free account
In pesos	45%	20%
In foreign currency	25%	25%
Unused balances from current account advances effected	45%	20%
Current accounts of non-bank financial institutions	100%	100%
Fixed-term deposits, bonds for acceptances (including liabilities for the sale or assignment of credits to subjects other than financial institutions), reverse repurchases, bonds and stock exchange reverse swaps, investments at constant term, with advanced cancellation or renewal option:
In pesos
Up to 29 days	25%	11%
From 30 to 59 days	14%	7%
From 60 to 89 days	4%	2%
More than 90 days	0%	0%
In foreign currency
Up to 29 days	23%	23%
From 30 to 59 days	17%	17%
From 60 to 89 days	11%	11%
From 90 to 179 days	5%	5%
From 180 to 365 days	2%	2%
More than 365 days	0%	0%
Demand and term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances
In pesos
Up to 29 days	22%	10%
From 30 to 59 days	14%	7%
From 60 to 89 days	4%	2%
More than 90 days	0%	0%
In foreign currency	15%	15%
Special deposits related to funds revenues from abroad – Decree No. 616/05	100%	100%
Term investments instrumented by nominative non-transferable certificates in pesos, corresponding to public sector security holders, entitled to exercise the prepayment option within a term not greater than 30 days after constitution thereof	25%	11%

	December 31, 2024
	Categories
Type of Account	Group “A” institutions and G-SIBs not included in that Group	Remaining institutions
Deposits and term investments of “UVA” and “UVI” – including savings accounts in “UVA” and “UVI”
Up to 29 days	7%	7%
From 30 to 59	5%	5%
From 60 to 89 days	3%	3%
More than 90 days	0%	0%
Labor Closure Fund for Workers of the Construction Industry in “UVA”	7%	7%
Deposits and term investments that are constituted on behalf of minors by funds received gratuitously	0%	0%
Sight deposits in pesos recorded as credit in money market mutual investment funds	20%	20%
Deposits in pesos in the accounts of Payment Service Providers (PSPs) offering payment accounts in which the funds of their customers are deposited	100%	100%
Deposits in exporters special accounts
In pesos	0%	0%
In foreign currency	0%	0%
Securities borrowing collateral:
Up to a 29-day residual term	20%	20%
From a 30-day residual term	15%	15%
In addition, financial institutions’ minimum daily balance shall be equal to 25% of the prior month’s requirement (50% is required in case of a shortfall).

Reduction of the average requirement in pesos:
•The requirement is reduced for the share of loans to MSMEs in pesos to the non-financial private sector, according to the following table:

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
Effective April 1, 2025, the deduction percentage has been reduced by half (Communication “A” 8159).
•The requirement shall be reduced by 50% of loans in pesos granted from October 1, 2020 to January 31, 2022; and by 40% of loans in pesos granted from February 1, 2022 under the “Ahora 12” program, either directly or through a credit card issuing non-financial company, at a maximum interest rate of 17%.
Financial institutions participating in the “Cuota Simple” program shall comply with the minimum cash requirement reduced by 30% of the loans in pesos granted up to March 21, 2024, and by 15% of the loans in pesos granted up to May 23, 2024.
Deductions shall not be higher than 8% of the average items in pesos subject to the requirement of the month preceding the date of calculation.
•The requirement is reduced for cash withdrawals made through ATMs, assigning greater significance to withdrawals made at ATMs located in areas that have less economic activity.
•The requirement shall be reduced by 40% of the financings set forth in paragraph 4.1. of the “Credit Line for Productive Investment for MSMEs” granted at an annual nominal interest rate not exceeding the one set forth in paragraph 5.1.1. of that regulation, calculated as the monthly average of the daily balances of the previous month.
    For financing granted after January 1, 2025, the deduction has been eliminated. Financial entities may continue to apply the reduction in the minimum cash requirement for the residual balances of financing that have been agreed upon until December 31, 2024 (Communication “A” 8159).
•The minimum cash requirement of financial institutions offering the Universal Free Account (Cuenta Gratuita Universal) remotely and in person may be reduced in terms of loans granted from April 1, 2021 to natural persons and MSMEs not reported by financial institutions to the Financial System’s Central Credit Database.

    For financing granted after January 1, 2025, the deduction has been eliminated. Financial entities may continue to apply the reduction in the minimum cash requirement for the residual balances of financing that have been agreed upon until December 31, 2024 (Communication “A” 8159).
•Based on the balances of financing disbursed until September 30, 2022:
(1)In the case of institutions belonging to Group “A”, and branches or subsidiaries of foreign banks rated as G-SIB not included in Group “A”, the requirement shall be reduced by 30% of all financings in pesos granted to MSMEs (either directly or indirectly through other financial institutions) at a maximum fixed 40% annual nominal rate through February 16, 2020 (which may be calculated until paid up in full) and a fixed 35% annual nominal rate from February 17, 2020.
(2)The requirement shall be reduced by 40% of all financings in pesos granted (either directly or indirectly through other institutions) at a maximum annual nominal interest rate of 24% for: (i) MSMEs that allocate at least 50% to working capital; (ii) human health service providers rendering inpatient services in the context of the health emergency that allocate funds for the purchase of medical supplies and equipment; and (iii) non-MSME customers that allocate funds for the purchase of machinery and equipment manufactured by domestic MSMEs.
(3)The requirement shall be lowered by 60% of the sum of “zero interest rate credits”, “subsidized interest rate credits for companies” and “zero interest rate credits for culture” granted in the context of the health emergency caused by the Covid-19 pandemic, and disbursed until November 5, 2020; by 24% of the “subsidized interest rate credits for companies” disbursed from November 6, 2020 at an annual nominal rate of 27%; and by 7% of the “subsidized interest rate credits for companies” disbursed from November 6, 2020 at an annual nominal rate of 33%.
(4)The requirement shall be reduced by 40% of all financings in pesos granted to MSMEs (either directly or indirectly through other institutions) at a maximum annual nominal interest rate of 24%, as long as MSMEs have not been reported to the BCRA’s Financial System’s Central Credit Database.
(5)The requirement will be reduced by an amount equivalent to 60% of the sum of the “Zero Rate Credits 2021” granted within the framework of Decree No. 512/21 calculated as the monthly balance in the period prior to the computation of the requirement.
Additional requirement: The institutions that fail to comply with the regulations on lending capacity in foreign currency are bound by an additional minimum cash requirement for the excess amount and in the same currency.
Increase of the average requirement in pesos:
The minimum cash requirement in pesos is increased for financial institutions that fail to comply with the regulations on “Credit Line for Productive Investment” in an amount equal to that breach and is in effect from the day following the date in which failure to comply has been identified and for 24 months thereafter.
Lending Capacity Provided by Deposits in Foreign Currency
The lending capacity provided by deposits denominated in foreign currency must be calculated in the same currency of the underlying deposits. Deposits denominated in foreign currency also include deposits denominated in dollars but payable in pesos. The transactions below must be financed in foreign currency:
(1)Prefinancing and financing of exports carried out directly or through agents, consignees or other proxies acting for the account and order of the owner of the goods. It also comprises the financing of suppliers of services to be exported. This includes those transactions carried out for the purpose of financing working capital and/or the acquisition of objects related to the production of goods to be exported, provided the flow of income in foreign currency deriving from such exports is sufficient to settle such transactions.
(2)Other financing to exporters who can rely on a flow of future income in foreign currency and who, in the year prior to the finance being granted, can provide evidence of invoicing in foreign currency − brought into the Republic − for an amount reasonably proportional to such financing.

(3)Financing transactions granted to goods, producers or processors, provided:
•They have firm sale contracts for the goods to be produced for an exporter, with prices fixed or to be fixed in a foreign currency (regardless of the currency in which the transaction is settled) and involving fungible goods with a regular and customary quotation in foreign currency which is widely known and easily accessed by the public in local or international markets. In all cases of term purchase and sale agreements for a price to be fixed, such price must be in direct relation with the price of such products in local markets.
•Their main activity is the production, processing and/or storage of fungible goods with a normal and regular foreign currency quotation in markets abroad that is widely known and easily accessible to the public and provided there is evidence, in the year prior to obtaining the financing, that total revenue from sales of such goods bears a reasonable proportion to that activity and its financing.
This category also includes transactions to finance suppliers of services directly used in the process of exporting goods.
(4)Financing transactions for producers of goods to be exported, either in the same condition or as part of other goods, by third-party purchasers, provided they have total pledges or guarantees in foreign currency from such third parties.
(5)Financings to suppliers of goods and/or services that form part of the production process of perishable items with prices quoted in foreign currency, being customarily used in local markets or abroad, widely spread and with easy access to public knowledge, provided they enter into firm sales agreements for such goods and/or services in foreign currency.
(6)Financing of investment projects, working capital and/or the acquisition of any kind of goods, including temporary importation of commodities, which may increase or be related to the production of goods for exportation. Even though income from exporter companies does not totally derive from sales abroad, financing may only be allocated if the income flow deriving from exportation is sufficient.
This category also includes those transactions where financing is granted via the bank’s participation in “syndicated loans”, be they with domestic or foreign entities.
(7)Financing to clients from the commercial portfolio and of a commercial nature who receive treatment for their consumption or housing credits –under the provisions of the “Debtors’ Classification” regulations – destined to the importation of capital goods (“BK” according to the Common Nomenclature for the MERCOSUR attached as Annex I to Decree No. 690/02 and other complementary provisions) which will result in an increase in the production of goods destined to domestic consumption.
(8)Debt securities or certificates of participation in financial trusts in foreign currency, including other collection rights specifically acknowledged in the trust agreement to be constituted within the framework of loans established by multilateral credit institutions of which Argentina is a party, whose assets under management are loans originated by financial institutions under the terms described in (1) through (4) and the first paragraph of (6) above or documents denominated in foreign currency, bought by the trustee for the purpose of financing transactions on the terms and conditions mentioned in the points above.
(9)Financing transactions for purposes other than mentioned in (1) to (4) and the first paragraph of (6) above, included in the credit program “IDB Loan No. 1192/OC-AR”, without exceeding 10% of the lending capacity.
(10)Loans to financial institutions (any interfinancing loans granted with such resources must be identified).
(11)Notes and bills issued by the Central Bank denominated in U.S. dollars.
(12)Direct investments abroad by companies residing in the Republic, whose purpose is to develop production activities of non-financial goods and/or services, be they through contributions and/or purchases of participations in companies, as far as they are incorporated in countries or territories considered as cooperators regarding tax transparency in terms of article 1 of Decree No. 589/13, as amended.
(13)Financing of investment projects, including their working capital, which permit increasing production in the power sector, and having firm sales agreements and/or full sureties or guaranties in foreign currency.
(14)Debt instruments in foreign currency of the national treasury, up to an amount equivalent to one third the total amount of applications made according to this article.
(15)Financings of investment projects for bovine cattle, including their working capital, without exceeding 5% of the entity’s deposits in foreign currency.
(16)Financing to foreign importers for the acquisition of goods and/or services produced in the Republic, either directly or through lines of credit to foreign banks.
(17)Financing to residents guaranteed by stand-by letters of credit issued by foreign banks that comply with the provisions of section 3.1 of the rules on “Credit assessments”, requiring to this effect an international rating of investment grade risk, insofar as such letters of credit are unrestricted and the accreditation of the funds is carried out immediately at the simple request of the beneficiary entity.
The lending capacity of a financial institution will result from the sum of all deposits in foreign currency plus all inter-financial loans received, as reported by the granting financial institution, as originated in its lending capacity for this type of deposit, after deduction of the minimum reserve requirements applicable to deposits.
Any deficiencies in the application of foreign currency lending capacity, net of a portion of: (i) cash balances; (ii) cash under custody in other financial institutions; (iii) cash in transit; and (iv) cash with armored car transport companies, up to the amount of such deficiency, require an equivalent increase in the minimum cash requirement discussed in “—Reserve Requirements and Liquidity Requirements” above. Any deficiencies arising from debt restructuring transactions arranged by the national executive power are excluded from this requirement and cannot be compensated by foreign currency purchases.
Limitations on Types of Business
Argentine commercial banks may conduct all activities and operations that are not specifically prohibited by law or by regulations of the Central Bank. Banks are permitted, among other things, to:
•make loans in pesos and foreign currency;
•receive deposits in pesos and foreign currency;
•issue guarantees;
•underwrite, place and broker equity and debt securities in the over-the-counter market, subject to the prior approval of the CNV;
•conduct transactions in foreign currency;
•act as fiduciary; and
•issue credit cards.
According to the Financial Institutions Law, banks in Argentina are prohibited from investing in commercial, industrial or agricultural entities, or other entities without the express authorization of the Central Bank. The Central Bank may then impose conditions and limits to guarantee the safety and soundness of the financial institutions.
These limitations include:
•the prohibition of a bank from pledging its shares;
•restriction on incurring any liens upon its properties without prior approval from the Central Bank; and

•limitations on transactions with directors or officers, including any company or person related to such directors or officers, on terms more favorable than those normally provided to clients. See “—Lending and Investment Limits—Related Persons” below in this section.
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
In 2007 the Central Bank published its road map for the implementation of the capital adequacy requirements contained in the document “International Convergence of Capital Measurement and Capital Standards” issued by the Basel Committee and known as Basel II. The first stages were implemented according to schedule and consisted of the publication of best practices for risk management, seminars, review of supervision processes on the basis of the best practices being encouraged by the BCBS, analysis of the areas subject to “national discretion” in the calculation of regulatory capital, and publication of the text “Guidelines for Operational Risk Management in Financial Institutions”.
Following the sub-prime lending crisis that spread in 2008 and 2009, the BCBS published in December 2010 a set of measures known as Basel III, designed to increase the capacity of the system to absorb shocks from stress situations and improve risk management and the transparency of bank disclosures.
Basel III incorporated the terms of Basel II, contained in three “pillars”:
•Pillar 1 provides supervisors with a number of options to quantify capital requirements for credit, operational and market risk, and defines which components of an institution’s net worth are eligible to satisfy those requirements.
•Pillar 2 describes the process to be followed by institutions to evaluate the sufficiency of their capital in relation to their risk profile.
•Pillar 3 establishes minimum information requirements that financial institutions must provide on the adequacy of their capital.
Minimum Capital
Since the introduction of Basel I, financial institutions must keep an amount of total capital of not less than 8% of their risk weighted assets. Items going towards compliance with this capital requirement are classified in two groups:
•Core capital (Tier 1); and
•Supplementary capital (Tier 2).
According to Basel II, at least half of the capital requirement should be composed of core capital, preferably common equity, a category that includes both common shares and retained earnings.
Basel III established more demanding requirements, as banks must comply with three minimum ratios in relation to their risk-weighted assets:
•4.5% for common equity (for which the qualifying criteria are more restrictive than for Basel II);
•6% for Tier 1 capital; and
•8% for total capital.

These new capital composition requirements help ensure that banks have increased capacity to absorb losses under stress scenarios.

See also “Item 5.D. Operating and Financial Review and Prospects—Effects of Recent Regulatory Changes on BBVA Argentina—Minimum Capital - Alignment with Basel III”.
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
Basic net equity includes:
•Ordinary capital level 1:
a)Corporate capital (excepting preferred shares);
b)Non-capitalized contributions (excepting share premiums);
c)Equity adjustments;
d)Reserve (excepting the special reserve for debt instruments);
e)Retained earnings;
f)Other results (either positive or negative);
g)Other comprehensive income (“OCI”), including 100% of the results recorded in revaluation of property, plant and equipment and intangibles, and gains or losses by financial instruments at reasonable value with changes in OCI and 100% of the outstanding balance of each of the items recorded in OCI not previously mentioned;
h)Share premiums for instruments included in ordinary capital level 1; and
i)Third-party participations for those companies subject to consolidated supervision systems.
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
•Additional Capital Level 1:
a)Instruments issued by the financial institution and not included in ordinary capital level 1;
b)Share premiums for instruments included in additional capital level 1; and
c)Instruments issued by subsidiaries in the hands of third parties not included in ordinary capital level 1 for those companies subject to consolidated supervision systems.
Less: certain deductible items.
Complementary net equity includes:
a)Instruments issued by the financial institution and not included in the basic net equity;
b)Share premiums for instruments included in the complementary net equity;
c)Allowances for loan losses from the portfolio of debtors classified as in “normal” situation which do not exceed 1.25% of the credit-risk-weighted assets (only for financial entities that do not apply IFRS 9); and
d)Instruments issued by subsidiaries in the hands of third parties not included in the basic net equity for those companies subject to consolidated supervision systems.

Less: certain deductible items.
Minimum limits were also established to be observed by the ordinary capital level 1, the basic net equity and the minimum capital (4.5%, 6% and 8% of the risk-weighted assets, respectively). Noncompliance with these minimum levels is considered as noncompliance with the minimum capital payment.
Minimum capital must be, at least, the greater of:
•Minimum basic capital; and
•The sum of minimum capital required for credit risk, market risk and operational risk.
Minimum capital requirement for credit risk is determined as the sum of:
(a)8% of the sum of credit-risk-weighted asset transactions without delivery against payment;
The risk-weighters table is reformulated with new items and weighters and with a new scheme. Some of the new items and weighters are, among others:
-Within the “Cash and cash equivalents” item, the cash-on-hand, in transit (if the financial institution assumes the transportation risk and liability) and in automated teller machines (weighted at 0%); and the cash items in the process of being received (collectible checks and drafts), cash in treasury transporting companies and cash in custody of financial institutions (weighted at 20%). Also included are the demand deposits and special demand deposits at the BCRA and payment orders charged by the BCRA (weighted at 0%).
-Exposure to governments and central banks (weighted from 0% to 100%):
a)To the BCRA denominated and funded in pesos; the national, provincial, municipal government denominated and funded in pesos; to the public non-financial sector arising from financing granted to social security beneficiaries or public employees (with discount code) and the shares of any financing entity that has a periodic amortization system that does not exceed, at the time of the agreements, 30% of the debtor’s income and/or, if applicable, the co-debtor’s income) (weighted at 0%).
b)To governmental sector and Central Bank (weighted at 100%):

Qualification	AAA until AA-	A+ until A-	BBB+ until BBB-	BB+ until B-	Less than B-	Not rated
Risk weighting	0%	20%	50%	100%	150%	100%
c)To other sovereign states (or their central banks):

Qualification	AAA until AA-	A+ until A-	BBB+ until BBB-	BB+ until B-	Less than B-	Not rated
Risk weighting	0%	20%	50%	100%	150%	100%
d)Entities from the governmental sector of other sovereign states according to the credit rating assigned to the corresponding sovereign:

Qualification	AAA until AA-	A+ until A-	BBB+ until BBB-	BB+ until B-	Less than B-	Not rated
Risk weighting	20%	50%	100%	100%	150%	100%
e)The public sector due to the purchase of public bonds issued in pesos by the central administration, when in the amount and with some of the guarantees established in item 4.1.1.

of the rules on “Financing the public sector in the financial sector”, according to the credit rating assigned to the corresponding jurisdiction:

Qualification	AAA until AA-	A+ until A-	BBB+ until BBB-	BB+ until B-	Less than B-	Not rated
Risk weighting	20%	50%	100%	100%	200%	200%
-Exposure to Multilateral Development Banks (weighted from 0% to 100%)
-Exposure to financial institutions in the Republic (weighted from 20% to 100%). For those entities with 100% risk score, a risk weight corresponding to a less favorable category than those assigned to exposures with the National Government is applied in foreign currency with a 100% cap amount, provided that the risk assessment is B-, in which case the risk score will be 150%.
-Exposure to financial institutions from abroad.

Qualification	AAA until AA-	A+ until A-	BBB+ until BBB-	BB+ until B-	Less than B-	Not rated
Risk weighting	20%	50%	100%	100%	150%	100%
-Exposure to companies and other legal persons in the Republic and abroad –including foreign-exchange dealers, insurance companies, stock exchanges and local companies treated as part of the non-financial private sector (100%)
-Exposures included in the retail portfolio (with weighters from 75% to 100%)
-Mortgage-guaranteed financing, which, subject to certain conditions, has weighters between 35% and 100%
-Loans more than 90 days in arrears (with weighters from 50% to 150%)
-Exposures to individuals and legal persons originated by purchases in installments made through credit cards of tickets abroad and other tourist services abroad (such as accommodation, car rental, etc.), either made directly with the provider of the service or through travel and / or tourism agencies or web platforms (1.250%). As provided for in Communication “A” 7407, effective since November 26, 2021, financial and non-financial credit card issuers will not be allowed to finance credit card purchases in installments made by their customers (individuals or legal entities) of air tickets and other travelling services abroad (accommodation, car rental, etc.), whether directly from the service provider, or indirectly through a travel and/or tourism agency, web platform or other intermediaries.
For the purposes of determining the minimum capital requirement for credit risk of all financing that is granted from May 18, 2020 to clients with agricultural activity, who are not MiPyME and who maintain a stock of their production for a value greater than 5% of its annual harvesting capacity, the amount resulting from applying the provisions of Section 2 of the rules on minimum capital must be multiplied by a factor equal to 4. Since November 1, 2024, financing in foreign currency is excluded.
(b)failed delivery-against-payment transactions; and
(c)requirement for counterpart credit risk in transactions with over-the-counter derivatives.
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
Seven operational risks event types are defined, according to internationally accepted criteria:
•internal fraud;
•external fraud;
•employment practices and workplace safety;
•clients, products and business practices;
•damage to physical assets, resulting from acts of terrorism and vandalism, earthquakes, fire or flood;
•business disruption and system failures; and
•execution, delivery and process management.
The operational risk management process comprises the following stages:
1.Identification and assessment: the identification process should consider both internal and external factors that could adversely affect the development of the processes and projections done according to the business strategies defined by the bank.
2.Monitoring: an effective monitoring process is required, to quickly detect and correct deficiencies in the policies, processes and procedures for managing operational risk. In addition, the development of indicators should be analyzed to detect deficiencies and undertake corrective actions.
3.Control and mitigation: financial institutions must have an appropriate control system to ensure compliance with internal policies, and they should re-examine control and operational risk reduction strategies with at least an annual frequency in order to make the necessary adjustments.
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
Gross income is defined as the sum of:
(i)financial and service income less financial and service charges; and
(ii)other profits less other losses.
The following items, however, must be excluded, as applicable, from the accounting entries mentioned in (i) and (ii) above:
-charges originated in the constitution of allowances, the cancellation of allowances from previous financial years and credits recovered in the financial year which were settled in previous years;
-the result from participations in financial institutions and in companies, to the extent that these may be items deductible from the computable equity liability;
-extraordinary or irregular items –namely those originated in atypical and exceptional results occurred during the period, of infrequent occurrence in the past and not expected for the future– including income from the collection or insurance (loss recoveries); and
-results from the sale of securities classified and measured at amortized cost or fair value with change in other comprehensive income.
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
•Capital conservation margin
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
•Counter cyclical margin
Whenever credit growth is excessive in the Central Bank’s opinion which is causing an increase in systemic risk, the Central Bank may impose the obligation on financial institutions to establish a counter cyclical margin between 0% and 2.5% of their APR, subject to a 12-month prior notice. The Central Bank may also eliminate or reduce this obligation whenever, in its opinion, such systemic risk has disappeared or decreased. Banks must comply on an individual and consolidated basis with the ratios for minimum capital. If a financial institution does not comply with all these minimum capital requirements, it must submit a regulatory and restructuring plan to the Central Bank, which may impose various penalties, including:
•temporary limitation on the amount of deposits a bank may accept;
•institutional restrictions as per expansion capacity and dividends distribution in cash;

•revocation of the license of a bank to conduct foreign exchange transactions; and
•in some extreme cases, revocation of the license of a bank to operate.
The following table presents, at December 31, 2024, both the calculation of our ratio of capital to risk-weighted assets computed under the Basel Accord and our capital under the minimum capital rules of the Central Bank.

December 31, 2024
(in millions of pesos, except percentages)
Basel Accord
Total capital	2,509,507.1
Risk-weighted assets	11,706,092.2
Ratio of total capital to risk-weighted assets (1)	21.4%
Required capital	936,487.4
Excess capital	1,573,019.7

Central Bank’s Rules (2)
Total capital	2,298,928.7
Risk-weighted assets	12,000,496.1
Ratio of total capital to risk-weighted assets (3)	19.2%
Required capital (4)	981,147.6
Excess capital	1,317,781.0
_____________
(1)Under the risk-based capital requirements of the Basel Accord, the Bank would be required to maintain a minimum ratio of total capital to risk-weighted assets of 8%.
(2)Calculated on a consolidated basis in accordance with Central Bank requirements.
(3)Under the risk-based capital requirements of the Central Bank, we are required to maintain a minimum ratio of total capital to risk and fixed weighted assets of 10% and 8%, respectively, depending upon the nature of the asset by application of an alpha correction factor equal to 0.15 over financing to the national public sector granted up to May 31, 2003.
Liquidity Coverage Ratio (LCR)
By Communication “A” 5693, the BCRA ordered the application of the Liquidity Coverage Ratio, or “LCR”, which took effect as of January 30, 2015.
This Communication sets forth that financial institutions must have an adequate stock of high-quality liquid assets (HQLA) free of any restrictions which can be immediately converted into cash in order to cover their liquidity needs during a period of 30 days in case of a stress scenario. Also, financial institutions must carry out their own stress tests to determine the liquidity level that they should maintain in other scenarios, considering a period greater than 30 calendar days. The LCR must be equal to or greater than 1.00 (the stock of high-quality liquid assets must not be lower than the total net cash outlays) in the absence of a financial stress scenario. The LCR may fall below 1.00 in other scenarios.
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
BBVA Argentina’s LCR was 141% as of December 31, 2024, 271% as of December 31, 2023, and 348% as of December 31, 2022.
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
Foreign Currency Position
General Exchange Position
The Central Bank defines the general foreign-exchange position as the sum of the following items:
•gold and foreign currency resources available in the Republic;
•gold and foreign currency resources available abroad;
•foreign public and corporate securities;
•cash or future foreign-exchange purchases pending settlement;
•cash or future public and private security purchases pending settlement;
•cash or future foreign-exchange sales pending settlement;
•cash or future public and private security sales pending settlement; and
•foreign-exchange holdings in the form of deposits and investments at any term in banks from abroad and all kinds of liquid investments abroad.
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

Global Net Position
The global net position of a financial institution may not exceed the following limits:
•Monthly average negative global net position of foreign currency (liabilities exceeding assets), may not exceed 30% of the RPC of the last immediately preceding month;
•Daily positive global net position of foreign currency (assets exceeding liabilities), may not exceed 5% of the RPC of the last immediately preceding month; and
•An additional daily limit to the positive global net position for cash, which may not exceed 0% of the RPC.
The global net position in foreign currency will include all assets and liabilities from financial intermediation in foreign currency and securities in foreign currency (deriving from cash and term transactions) including those contracts for derivatives linked to these concepts, those items which must be included in the general foreign exchange position, all deposits in such currency in accounts opened with the Central Bank, as well as the gold position, any Central Bank bills in U.S. dollars as well as foreign currency subordinated debt and foreign currency debt securities. Term transactions made within a framework agreement in the area of self-regulatory markets of the Republic based on liquidation by difference will be also computed, without delivery of the negotiated underlying asset. Furthermore, the pass-through certificates or debt securities issued by financial trusts, as well as the credit rights regarding ordinary trusts, in the pertinent proportion, when their underlying asset is constituted by assets in foreign currency, will also be considered.
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
Such fixed assets and other items include the following:
•shares of local companies;
•various credits;
•property for own use;
•various other property items;
•debt securities or financial trust participation certificates whose underlying assets are the above-mentioned loans, computed in their respective proportion; and
•financing transactions for related clients.
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
Related Persons
The Central Bank limits the amount a bank can lend to, and the amount of equity it may invest in, a “Related Person”. A Related Person is defined to include:
•any individual or entity controlling a bank, controlled by a bank or affiliated with a bank, as defined by the Central Bank;
•any entity that both controls the bank and has common directors to the extent such directors, voting together, will constitute a simple majority of the boards of directors of the bank and such entity; or
•in certain exceptional cases, any individual or entity that the Central Bank has determined to be in a position to adversely affect the financial condition of the bank.
•“Control” is defined as:
•holding or controlling, directly or indirectly, 25% of the voting stock of the controlled entity;
•having held 50% or more of the voting stock of the controlled entity at the time of the last election of such entity’s board of directors;
•any type of equity holding that creates the ability to vote or direct the vote so as to prevail on any issue considered at the controlled entity’s general shareholders’ meeting or meeting of the board of directors; or
•when a person is determined by the board of directors of the Central Bank to be exercising any influence, directly or indirectly, on the management or policies of the bank.

The Central Bank requires that the total amount of financing that a financial institution may provide to a related company or person may not exceed the following percentages of the bank’s ACB as of the last day of the immediately prior month:
(i)Local financial sector
a.By a controlling relationship

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
_____________
(*)Subject to consolidation with the lender.
b.By a relationship that is not controlling

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	CAMEL 1 to 3 provided that it belongs to the same consolidation group of the lender.	25%

	Not meet any of the above conditions	10%
CAMEL 4 or 5		0%

(ii)Foreign financial sector

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
(iii)Local complementary services companies

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
_____________
(**)Subject to consolidation with the lender.

3.Foreign complementary services companies

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
4.Other clients related by controlling relationship

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 to 3	To each related borrower:
	• Financing without computable warranty	5%
	• Financing with/without computable warranty	10%
CAMEL 4 or 5	• To each related company (only equity investment) (***)	5%
	• To each related borrower that does not meet any of the above conditions	0%
_____________
(***)Admitted activity under Section 3 of the rules on “Complementary services of the financial activity and permitted activities”.
5.By personal relationship

Lender entity	Borrowing entity	Maximum limits
CAMEL 1 a 3	To each related borrower	5%

CAMEL 4 or 5	• To each related person to use exclusively for personal or family purposes	30 times the minimum vital and mobile salary (****)

	• To each related borrower that does not meet any of the above conditions	0%
_____________
(****)Established by the National Employment, Productivity and Minimum, Vital and Mobile Salary Council for monthly workers who complete the full legal working day, in effect at the time of granting the loan in question.
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

At December 31, 2024, the aggregate of computable loans, other extensions of credit and equity investments by BBVA Argentina on a consolidated basis to related persons totaled Ps. 39,796 million, or 1.78% of BBVA Argentina’s RPC.
Non-financial Public Sector
The non-financial public sector includes, inter alia:
•the federal government;
•provincial governments;
•the city of Buenos Aires;
•municipal governments;
•central administration, ministries, departments and their decentralized and autonomous entities and other official bodies; and
•trusts and trust funds whose final beneficiary or trustee, as determined by the respective contracts or applicable regulations, belongs to the non-financial public sector, including other trusts or trust funds where such sector is the final destination of the financed works.
In certain circumstances the Central Bank may apply to state-owned companies governed by Law No. 20,705 the provisions applicable to non-financial private sector corporations, provided such state-owned companies:
•do not require resources from the state budget whether national, municipal, provincial or belonging to the Autonomous City of Buenos Aires for such items as transfers, capital contributions (excepting those corresponding to their incorporation) or reimbursable financial assistance to be used for covering expenses and/or investments made in the course of their normal and customary businesses, except those which may have been contemplated in the 2001 and 2002 budgets;
•maintain technical and professional independence of their management for implementing corporate policies;
•trade their goods and/or services at market prices;
•possess fixed assets; the use of which in the activity is not subject to any condition from their shareholders; and
•do not distribute dividends among their shareholders.
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
The Central Bank may also apply the provisions applicable to non-financial private sector corporations to state-owned companies that are not governed by Law No. 20,705, provided that such state-owned companies not governed by Law No. 20,705 comply with the following requirements:
•their creation must have been ordered by a national law or decree by the federal executive;
•they must create a limited liability company according to the rules of Chapter II, Sections V and VI of the Argentine Companies Law No. 19,550;
•the public state must hold a majority interest, direct or indirect;
•they must be the purpose of developing of activities for oil reserves, its transportation, distribution, commercialization and industrialization or the generation and/or sale of electric energy; and
•they must be subject to internal and external control by the national public sector in terms of the Financial Administration Law and the National Public Sector’s Control System Law No. 24,156.
Consequently, those corporations receiving the treatment set forth in this resolution are exempted from the application of the provisions regarding financial assistance to the owners of entities in the non-financial public sector.

All financing granted to the above entities may not exceed the following limits with respect to the entity’s RPC as at the last day of the preceding month:
•for transactions in the national public sector: 50%, which includes loans granted to governments from other jurisdictions guaranteed by their participation in the federal tax collection system;
•for all transactions granted to each provincial jurisdiction and the City of Buenos Aires (excluding those comprised in the previous paragraph which must be guaranteed by the collection of local taxes or by pledge or implemented under leasing agreements): 25%. This limit includes financing transactions granted to municipal governments in the respective jurisdiction and guaranteed by their participation in the collection of provincial taxes;
•for all transactions with each municipal jurisdiction, which must be guaranteed by the collection of local taxes or by pledge, or implemented under leasing agreements: 3%;
•the limits mentioned above may be increased by 15 percentage points, provided that the increases are applied to a specific purpose;
•total financing granted through the acquisition of public securities issued in pesos by the central administration of the provincial non-financial public sector and / or the CABA, which do not have any of the guarantees provided: 5%;
•for all transactions granted to provincial, CABA and municipal jurisdiction: 25%,
•for all transactions to municipal jurisdictions: 15%; and
•for all transactions referred to in the first three points above: 75%.
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
The following financial assistance will be excluded from compliance with the limits provided above:
•financing covered by cash guarantees, which constitute preferred “A” guarantees;
•financing covered by bonds of fixed-term certificates of deposit issued by the financial institution itself, which constitute preferred “A” guarantees;
•export financing when the transactions are automatically reimbursed by the BCRA, in accordance with regimes of bilateral or multilateral foreign trade agreements;
•financing covered by guarantees of monetary regulation instruments of the Central Bank, which constitute preferred guarantees “A”;
•credits for cash transactions to be liquidated, without prejudice to the calculation of the credits for the liquidation mismatches that occur;
•loans corresponding to claims covered by the National State (Law No. 20,299) in export financing;
•premiums for purchase and sale options taken;
•financing and guarantees, bonds and other responsibilities granted by local branches or subsidiaries of foreign financial entities, on behalf and order of its parent company or its branches in other countries or of the controlling entity, under certain conditions; and
•primary subscriptions of national government securities that shall be paid with funds produced from the collection of financial services of other national government securities, provided that the period between the subscription date and the collection date does not exceed three business days.

Loan Loss Allowances
The loan loss allowances presented in our Consolidated Financial Statements included in this Form 20-F are prepared in accordance with IFRS-IASB (see Note 2.3.4.g) to the Consolidated Financial Statements), which differs from the statutory consolidated annual financial statements and the regulatory framework applicable to us (IFRS-BCRA).
The below describes the treatment of loan loss allowances pursuant to BCRA-GAAP as they are applicable to the regulatory framework of the Argentine banking system.
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
A.Debtor classification
The Central Bank establishes guidelines for classifying debtors depending on their credit quality and compliance with their commitments, according to the evaluation performed for that purpose by the financial institution.
1.The guidelines vary depending on whether they relate to commercial loans or consumer or housing loans:
a)Commercial loans: commercial financing of more than Ps. 1,190,266,000 and consumer loans of more than Ps.1,190,266,000 whose repayment is not linked to fixed or periodic income of the client, but to the evolution of its productive or commercial activity.
b)Consumer or housing loans: Personal, family and professional loans for the acquisition of consumer goods, credit card financing, or the purchase, construction or rehabilitation of the creditor’s own home. In addition, commercial loans up to Ps. 1,190,266,000 whose repayment is linked to the relevant client’s fixed or periodic income but to the evolution of his productive or commercial activity.
2.Debtors and all their loans are included in one of five categories or situations of decreasing credit quality:

Commercial Loans	Consumer or Housing Loans	Arrears
1.Normal	1.Normal (1)	up to 31 days
2.Low risk (2)	2.Low risk (5)	up to 90 days
3.Medium risk	3.Medium risk	up to 180 days
4.High risk (3)	4.High risk	up to 1 year
5.Irrecoverable (4)	5.Irrecoverable (4)	more than a year
_____________
(1)Current account overdrafts are considered to be performing until 61 days have elapsed from the date granted.
(2)Commercial loans in category 2 are divided into loans:
•under observation, which include debtors up to 90 days in arrears in situations that, if not controlled or corrected in a timely manner, could compromise their repayment capacity, and
•under negotiation or with refinancing agreements, which include debtors that although unable to pay their obligations under the agreed conditions, have declared their intention of refinancing their debts no later than 60 days after becoming past due. The borrower must enter into an agreement with the lender within 90 days (if up to two lenders are involved) or 180 days (if more than two lenders are involved) after the date on which the obligations become overdue. If no agreement has been reached within the established deadline, the borrower must be reclassified to the next category below according to the indicators established for each level.
(3)This category includes debtors that have filed for creditor protection or an out-of-court preventive measure, or for which payment has been demanded in court. In the case of the consumer portfolio, debtors that have filed for creditor protection or are covered by out-of-court measures can record arrears of up to 540 days.
(4)This category includes mainly insolvent debtors facing bankruptcy or liquidation processes.
(5)The low risk consumer or housing loan portfolio is divided into:
•Customers with more than 31 days’ and up to 90 days’ arrears in payment of principal, interest or otherwise in respect of any of their loans.
•“Special tracking”: For refinancing arrangements granted for the first time within the calendar year, and once the customer has settled the first installment under such refinancing arrangement, it may be reclassified into this category one time only. After such refinancing and for purposes of the classification, only customers’ obligations in arrears should be considered. For subsequent refinancing arrangements, customers will be afforded the general treatment set forth in these provisions.
3.The basic criterion for the evaluation and classification of clients is their repayment capacity of the debt or commitments guaranteed by a financial institution.
a)For the commercial portfolio, evaluation is made on the basis of repayment capacity and debtor cash flows. Indicators used include liquidity, financing structure, compliance with payment of obligations, quality of management and administration, IT systems, prospects for the client’s business sector, its position within the sector, its legal standing and the existence of refinancing or debt discounts.
b)For the consumer and housing loans portfolio, evaluation is based on debt payment compliance and the legal status of the debtor. The evaluation criteria is exclusively objective – the degree of compliance with the obligations, the legal situation of the debtor and the existence of refinancing or debt discounts.
An evaluation of the payment capacity based on the borrower’s income is not mandatory as long as other specific evaluation methods are used or the borrower’s loans are for minimal amounts as determined by the BCRA.
4.When loans are fully collateralized by preferred class A collateral, evaluation of the repayment capacity is not required.
5.Minimum classification frequency. Debtors and loans must be valuated and classified with a minimum frequency depending on the type of clients, as described below.
a)Consumer portfolio clients: monthly.
b)Commercial portfolio clients: annually. However classification should be performed:
•During the course of each quarter for clients whose debts are equivalent to 5% or more of the financial institution’s total capital;
•During the course of each half-year in the case of clients whose debt at some moment has totaled between 1% of the financial institution’s total capital or the equivalent to Ps.426,300,000 whichever is lower, and less than 5% of the financial institution’s total capital.
•During the course of the year for the rest of clients who are considered part of the commercial portfolio.
•In addition, the bank should review a debtor’s situation when any of the following circumstances occur:
a)when there are changes to any of the objective classification criteria (arrears or legal situation);
b)when a credit rating agency lowers the rating of securities issued by the client by more than one level;
c)notification of the final determination of the Superintendency of the adjustment of provisions, as a result of inspection tasks; or
d)when there is more than a one-level discrepancy between the classification assigned by the financial institution and at least two other institutions, and certain requirements have been met.
6.Mandatory reclassification of clients. One-level discrepancy is allowed in relation to the information submitted by financial institutions to the credit information database. If there is a greater discrepancy between the rating of the bank and the lower classification awarded by at least two other banks, and total loans from such banks account for 40% or more of the total informed, the bank will be required to reclassify the debtor to at least the level immediately above that registering the highest level of indebtedness with the comparison institutions.
7.Criterion for an improving credit rating. For a debtor to be categorized as “normal”, up to two refinancings must have taken place within the last twelve months and it must be no more than 31 days in arrears since the date of the last refinancing. For all other scenarios, the basic criterion is that the highest penalty must be applied to borrowers who have delays after refinancing, such that:
The borrower must accumulate a greater number of down payments (as shown in table (i) below) or increase his repayment percentage (as shown in table (ii) below) in order to improve his situation. The BCRA regulations provide that those clients whose debts have been refinanced via obligations subject to regular payments (monthly or bi-

monthly) may be reclassified at the immediately upper level if they have complied punctually (or with delays not exceeding 31 days) with the payment of the established installments or who have repaid at least a certain specified percentage of their refinanced principal obligations.
Table (i) – Enhanced situation by the payment of installments. Consumer portfolio (*)

	Quantity of payments
Change of category	from Irrecoverable	from High Risk	from Medium Risk	from Low Risk
Change to High Risk	3	—	—	—
Change to Medium Risk	6	3	—	—
Change to Low Risk	8	5	2	—
Change to Normal	9	6	3	1
_____________
(*)The refinancing requires a punctual payment or with delays of not more than 31 days according to the German or French Amortization System. Regularity may be monthly or bimonthly.
Table (ii) – Enhanced situation by cancellation percentage of repayment of outstanding amount. Consumer and commercial portfolios (**)

	Percentage of repayment of outstanding amount
Change of category	from Irrecoverable	from High Risk	from Medium Risk	from Low Risk
Change to High Risk	15%	—	—	—
Change to Medium Risk	25%	10%	—	—
Change to Low Risk	30%	15%	5%	—
Change to Normal	35%	20%	10%	5%
_____________
(**)For amortization systems with periods greater than bimonthly or irregular.
Recoverables are not applied and rebates may not be counted in order to improve the situation (they belong to the debt preceding the signing of the refinancing agreement), so no quantification was made. Up-front payments may be computed as per their equivalent in installments or amortization percentage in order to improve the borrower’s situation.
8.Refinancing. This refers to the criterion for deteriorating situation as a result of non-compliance with refinancing requirements. Arrears are considered to exist in a refinancing scenario if a delay exceeding 31 days from the due date occurs.
a)Tranches of arrears are allocated in any applicable situation according to the table below:

Situation	Minimum delay time (in days)
Normal	0
Low Risk	92
Medium Risk	151
High Risk	241
Irrecoverable	More than 1 year
b)Afterwards the refinancing arrears must be taken into account to determine the situation in which the refinanced client must be placed at.

B.Provisioning

1.Loan provisioning must be performed on the basis of the classification assigned to the debtor. No provision is required for loans for up to 30 days granted to other financial institutions (if not past due), for loans granted to the public non-financial sector, or unused balances of current account overdraft agreements.
2.The following minimum provisioning levels are to be applied on total debt:

Debtor Category	With preferred collateral “A” (1)	With preferred collateral “B” (2)	Without preferred collateral
1. Normal	1%	1%	1%
2. a) Under observation and low risk	1%	3%	5%
b) Under negotiation or with refinancing agreements	1%	6%	12%
c) Special treatment	1%	8%	16%
3. Substandard and medium risk	1%	12%	25%
4. High insolvency risk and high risk	1%	25%	50%
5. Irrecoverable	1%	50%	100%
_____________
(1)Consists of titles or documents that the creditor can easily liquidate to settle an unpaid debt without following the normal procedure of bankruptcy. They include foreign currencies, certificates of deposit, government securities and other.
(2)Includes mortgages and pledges in the first degree for which it must comply with legal enforcement procedures;
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
3.Procedure for constituting provisions above the minimum ones established by the regulations for a portfolio in a normal situation.
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
4.Allowance percentages used by BBVA Argentina.

The allowance percentages being used by the Bank for the commercial, consumer and consumer-like portfolios approved by the Risk Management Committee following the guidelines of BCRA regulations are the following:
•Percentages of allowance for consumer portfolio and consumer-like portfolio clients:

Situation	Category	Without Preferred Guarantees	With Preferred Guarantees B	With Preferred Guarantees A

		(in percentages)
1	Normal	1	1	1
2	Low Risk	5	3	1
2.b.	Special treatment	16	8	1
3	Medium Risk	100	12	1
4	High Risk	100	25	1
5	Irrecoverable	100	50	1
•Percentages of allowance for commercial portfolio clients:

Situation	Category	Without Preferred Guarantees	With Preferred Guarantees B	With Preferred Guarantees A

		(in percentages)
1	Under Observation	1	1	1
2.a.	Under Observation	5	3	1
2.b.	Under Negotiation	12	6	1
2.c.	Special treatment	16	8	1
3	Substandard	25	12	1
4	High Risk	50	25	1
5	Irrecoverable	100	50	1
4.1.Classification/Allowance Manual Adjustment Procedure.
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
The “Classification/Allowance Manual Adjustment Procedure” for customers within the commercial or consumer-like portfolio is based on:
•Expert analysis criteria warranting changes to the classification/allowance required by the Central Bank;
•Requests for changes to the customer’s situation, based on court decisions; and
•Changes to the customer’s situation pursuant to national and/or provincial laws.
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
5.The Superintendence may require additional provisioning if it determines that the current level is inadequate.
6.Accrual of interest on client debts classified as “under negotiation or with refinancing agreements” when arrears of more than 90 days in the payment of obligations are recorded, and those in the “substandard” or “medium risk”, “high risk”, and “irrecoverable” categories must be provided for at 100% as from the moment they are classified in any of those categories. The financial institution may opt to interrupt interest accrual.
7.Client debt classified as “irrecoverable” and fully provided for must be written off as from the seventh month subsequent to that in which such actions were taken. These loans should be booked in off-balance sheet accounts.
8.Provisioning for the normal portfolio is of a global nature, while for other categories, the allocation of provisions for each debtor is made on an individual basis.
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
The amendment introduced to art. 35 bis of Financial Institutions Law by Law No. 25,780 sets forth that if a financial institution is in a situation where the Central Bank may revoke its authorization to operate and become subject to dissolution or liquidation by judicial resolution, the Central Bank’s Board may decide by absolute majority to transfer assets and liabilities of the bank in favor of financial trusts or other financial institutions, the Central Bank may totally or partially exclude the liabilities mentioned in article 49, paragraph e) of the Financial Institutions Law, as well as its credits defined in art. 53, observing the order of priority among its creditors. Regarding the partial exclusion, the order of priority of point e) art. 49 of the Financial Institutions Law must be followed, without assigning, in any case, a differentiated treatment to liabilities of the same grade.
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
On December 28, 2012 Law No. 26,831, the “Capital Markets Law” was enacted, and was supplemented by the CNV by Resolution No. 622/13 dated September 5, 2013. According to section 47 of the said law, all agents acting in the different markets, must have the prior approval and registration of the CNV. During 2014 BBVA Argentina and BBVA Valores Argentina S.A. completed their registration as settlement and integral compensation agents.
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
Financial Institutions with Economic Difficulties
Under the Financial Institutions Law, if a financial institution:
•evidences a cash reserve deficiency,
•has not satisfied certain technical standards,
•has not maintained minimum net worth standards, or
•is deemed by the Central Bank to have impaired solvency or liquidity;
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
According to the Anti-Money Laundering Law, the following persons, among others, are subject to report to the UIF: (i) financial institutions and insurance companies; (ii) exchange agencies and individuals or legal entities authorized by the Argentine Central Bank to operate in the purchase and sale of foreign currency in the form of cash or checks drawn in foreign currency or by means of credit or debit cards or in the transfer of funds within Argentina or abroad; (iii) broker-dealers, over-the-counter market agents, and intermediaries engaged in the purchase, lease, or borrowing of securities; (iv) issuers, operators and providers of collection and/or payment services; (v) non-financial credit providers; (vi) virtual asset service providers; (vii) armored transportation services companies and companies or concessionaires rendering postal services that carry out foreign currency transfers or remittance of different types of currency or notes; (viii) governmental organizations, such as the Central Bank, the Argentine Tax Authority, the National Superintendency of Insurance (Superintendencia de Seguros de la Nación), the CNV and the IGJ; (ix) professionals in economics sciences and notaries public; and (x) individuals and legal entities acting as trustees of any kind and individuals or legal entities related directly or indirectly to trust accounts, trustees and trustors under trust agreements.
Individuals and entities subject to the Anti-Money Laundering Law must comply with some duties that include: (i) obtaining documentation from their customers that irrefutably evidences their identity, legal status, domicile, and other data stipulated in each case (know your customer policy); (ii) reporting any suspicious event or transaction (which according to the customary practices of the field involved, as well as to the experience and competence of the parties who have the duty to inform, are those transactions attempted or consummated that, having been previously identified as unusual transactions by the legally bound reporting party, or have no economic or legal justification or are unusually or unjustifiably complex, whether performed on a single occasion or repeatedly (regardless its amount)); and (iii) abstaining from disclosing to customers or third parties any act performed in compliance with the Anti-Money Laundering Law. Within the framework of analysis of a suspicious transaction report, the aforementioned individuals and entities cannot refrain from disclosing to the UIF any information required from it by claiming that such information is subject to bank, stock market or professional secret, or legal or contractual confidentiality agreements. Revenue and Customs Control Agency (Agencia de Recaudación y Control Aduanero, or “ARCA”) shall only disclose to UIF the information in its possession when the suspicious transaction report has been made by such entity and refers to the individuals or entities involved directly with the reported transaction. In all other cases the UIF shall request that the federal judge holding authority in a criminal matter order the ARCA to disclose the information in its possession.

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
Such law provided for the creation of the company “Seguros de Depósitos S.A.” (“SEDESA”) for purposes of managing the Deposit Guarantee Fund (the “DGF”), whose shareholders, in accordance with the changes introduced by Decree No. 1292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in such proportion as may be determined for each by the BCRA according to their contributions to the DGF. This guarantee system does not include:
•transferable certificates of deposit whose ownership has been acquired by way of endorsement;
•the higher of (i) demand deposits for which the interest rate is higher than the benchmark interest rate and deposits and term investments that exceed 1.3 times that rate or (ii) the benchmark interest rate plus five percentage points. They will also be excluded when those interest rate limits are distorted by incentives or additional remuneration;

•deposits made by other financial institutions, including certificates of deposit acquired by secondary trading;
•deposits made by persons directly or indirectly related to the financial institution;
•certificates of deposit of securities, acceptances or guarantees; or
•fixed amounts from deposits and other excluded transactions.
We held a 8.3672% equity interest in SEDESA as of December 31, 2024 (BCRA Communication “B” 12,755). Through Communication “B” 12,955 of March 14, 2025, the BCRA updated its participation to 9.6486%.
Pursuant to Communication “A” 7985, effective from April 1, 2024, the amount covered by the deposit guarantee system is Ps.25,000,000 per person and per deposit. In the case of transactions in the name of two or more persons, the guarantee will be prorated among the respective holders. The total guarantee amount by persons may not exceed Ps.25,000,000 regardless of the number of accounts and/or deposits.
The deposits for amounts over Ps.25,000,000 are also included in the guarantee system up to the Ps.25,000,000 limit. The Central Bank may decide at any time to amend the guarantee system cover amount based on the continued consolidation of the Argentine financial sector or any other indicators.
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
The BBVA Group has the following activities, transactions and dealings with Iran requiring disclosure:
Iranian embassy-related activity. Banco Bilbao Vizcaya Argentaria, S.A. maintained a bank account in Spain until May 2024 for a Spanish citizen employed by the Iranian embassy in Spain. Estimated gross revenues for the year ended December 31, 2024, from this account, which include fees and/or commissions, totaled US$2.71. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Economic conditions
2024
During 2024 economic activity measured by GDP fell 1.7% compared to 2023. The two main factors that explain this decrease were the sudden rise in the US$/Peso exchange rate that took place in December 2023 that led to higher inflation, and the adjustment in public spending during the year leading to a contraction in consumption.
The unemployment rate increased to 7.1% on average in 2024, compared to the 6.1% on average in 2023.
The national CPI increased by 117.8% in 2024, reflecting a significant deceleration of inflation compared to 211.4% in 2023.
The domestic public sector had a primary fiscal surplus of 1.8% of GDP.
2023
During 2023 economic activity measured by GDP fell 1.6% compared to 2022 primarily due to the severe drought suffered in recent years, import restrictions, the inflationary acceleration and the two corrections of the exchange rate that took place in August 2023 and December 2023.
The unemployment rate decreased to an average of 6.1% in 2023, from an average of 6.8% in 2022.
The national CPI increased by 211.4% in 2023, reflecting a significant acceleration of inflation compared to 94.8% in 2022, mainly driven by the two corrections of the exchange rate that took place in August 2023 and December 2023.
The domestic public sector had a primary fiscal deficit of 2.7% of GDP.
2022
During 2022 economic activity measured by GDP grew 5.2% compared to 2021. Economic activity continued the recovery that started in 2021, following the 2020 decline resulting from the Covid-19 pandemic.

The average unemployment rate decreased again in 2022 and stood at 6.8% in 2022 compared to 8.7% in 2021. However, the quality of employment did not improve, with a higher incidence of underemployment and workers working in the informal economy.

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
Effects of Recent Regulatory Changes on BBVA Argentina
Below is a summary of the main rules and regulations enacted in recent years which have had an impact on the Bank.
New Regulatory Scheme of Financial Incentives for MSMEs
By means of Communication “A” 7983, the BCRA has established a scheme of incentives to boost financing targeted to MSMEs, consisting of a reduction in minimum cash requirements if an MSMEs minimum quota is met. As a result, financial institutions benefit from a reduction in minimum cash requirements (reserve requirements) if (i) their average stock of loans to MSMEs equals at least 7.5% of their deposits from the non-financial private sector in pesos and (ii) 30% of such amount is channeled to investment projects with a minimum average term of 24 months. The MSMEs minimum quota has been in effect since April 2024. Applicable interest rates may be freely agreed by the parties.
Additionally, financial institutions that finance MSMEs’ investment projects with an average duration that is equal to or greater than 36 months, may reduce their minimum cash requirement by 40% of the aggregate amount used for such financing projects.

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
Pursuant to Communication “A” 8026, since June 2024, limits for credit card financing are no longer in effect.
Minimum Cash Rules
–Minimum Cash Requirement:
The structure of deductions as of the date of this annual report is as follows:
•Participation of loans granted to MSMEs on the total financing to the non-financial private sector in pesos. From July 2024 this deduction is only available to financial institutions that meet the MSMEs minimum quota. Since April 1, 2025, the deduction percentage has been reduced by half (Communication “A” 8159).
•Financing under the “AHORA 12” Program. Since May 24, 2024, only the residual balance disbursed up to that date may continue to be computed.
•Financing included in the “Credit Line for MSME’s Productive Investment”.
•Special for financial institutions offering the “Universal Free Account” in terms of loans granted to individuals and / or MSMEs not informed in the “Central of debtors of the financial system”, under certain conditions.
The deductions related to the financing included in the “Credit Line for MSME’s Productive Investment” and the “Universal Free Account” are no longer available for financing granted after January 1, 2025 (Communication “A” 8159).

Minimum Capital - Alignment with Basel III

The Central Bank has issued a series of regulations aimed at converging with the standards established by the Basel III framework. Below are the main amendments made pursuant to such regulations:

•Credit Risk Coverage - Communication “A” 8066, which is effective since October 2024:

New eligible assets and guarantors were incorporated to improve credit risk coverage.

•Standardized Approach to Credit Risk - Communication “A” 8067, which is effective since January 2025:

The changes introduced modify risk weights, adjust exposure classifications, and establish new criteria to enhance credit risk measurement.

• Classification of Exposures:
- Differentiated weights for SMEs (85%), investment-grade companies (65%), and pre-operational infrastructure projects (130%).
-Retail exposures with specific weights based on whether they are transactional normative (45%), non-transactional normative (75%), or non-normative (100%).

•Capital Instruments and Subordinated Debt:
-The risk weight for equity instruments was increased to 250% and for subordinated debt to 150%.

•Review of Defaulted Exposures:
-Criteria for considering an exposure in default was expanded to include certain situations, such as bankruptcy or restructuring with significant debt reduction.

•Off-Balance Sheet Items:
-The credit conversion factor (“CCF”) for unused balances of credit cards and current accounts was increased from 0% to 10%.
-Credit commitments were unified with a CCF of 40%, regardless of their duration.

•Operational Risk - Communication “A” 8068, which is effective since March 2025:

New approaches are defined to measure operational risk based on the size and systemic importance of financial entities:

•Entities classified as Global Systemically Important Banks (“GSIB”) or Domestic Systemically Important Banks (“DSIB”) will adopt the Basel III standardized method, including with respect to:
-Separation of results into components (interest, services, financial results, and monetary results).
-Restatement of items in a homogeneous currency.

•Entities that are not considered to be DSIBs or GSIBs will continue to apply the basic indicator method, incorporating monetary results and restating items in a homogeneous currency.
Profit Distribution
By Communication “A” 7719 dated March 9, 2023, the Central Bank enabled financial entities, with its prior authorization, to distribute dividends for up to 40% of their “distributable profit” in six equal, monthly and consecutive installments from April 1, 2023 to December 31, 2023.
On March 21, 2024 the BCRA issued Communication “A” 7984, effective until December 31, 2024, which established that financial institutions, with its prior authorization, may distribute dividends for up to 60% of their “distributable profit” in six equal, monthly and consecutive installments once authorization is obtained by the BCRA.
Subsequently, on April 30, 2024, the BCRA issued Communication “A” 7997, which further modified the dividend distribution framework, enabling financial entities, with its prior authorization, to distribute dividends for up to 60% of their “distributable profit” in three equal, monthly and consecutive installments. Additionally, non-resident shareholders have the option to receive their dividends in a single cash payment, provided that such funds are directly allocated to the subscription of Bonos para la Reconstrucción de una Argentina Libre (BOPREAL bonds), in accordance with foreign exchange regulations.

Pursuant to Communication “A” 8214 dated March 13, 2025, up to December 31,2025, the Central Bank enabled financial entities that obtained its prior authorization, to distribute dividends for up to 60 % of their “distributable profit” in ten equal, monthly and consecutive installments, starting from June 30, 2025 and with each such installment being paid no earlier than the day prior to the last business day of each subsequent month. The installments had to be paid in homogenous currency.
As a result of these regulations, our ability to distribute dividends is heavily regulated.
Exchange Market Regulations
By means of Communication “A” 7106 dated September 15, 2020, even though the US$200 limit individuals could buy per month was maintained, effective September 1, 2020 payments for foreign currency-denominated purchases made abroad with credit or debit cards would be considered within such limit (any excess would be deducted from the subsequent months’ limit). Communication “A” 7106 further stated that individuals who had refinanced outstanding credit card balances (Communication “A” 6949) and/or who had benefitted from frozen installments (Decree No. 319/20) could not access the exchange market, or otherwise engage in transactions or complete sales of securities in the country to be settled in foreign currency or transfer such securities to foreign depositary institutions, until the total payment of the outstanding balances or for as long as the benefit is in place, as the case may be. This communication also established the requirement to submit a refinancing plan to the BCRA for those who recorded scheduled capital maturities between October 15, 2020 and March 31, 2021 based on the following criteria:
•Access to the MULC (“Mercado Único y Libre de Cambio”, in Spanish) in the original term for up to 40% of the expiring capital;
•Rest refinanced with an average life of at least two years; and
•Applicable to amounts greater than US$1 million per month.
This requirement was extended to those who register capital maturities for amounts greater than US$2 million per month between April 1, 2021 and June 30, 2022 through Communication “A” 7230 and “A” 7416. Such term was further extended until December 31, 2023 by Communication “A” 7621.
Since November 26, 2021, purchases of air tickets, hotel accommodation, or any tourist service provided abroad, are forbidden to be paid through local credit card installments.
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
By means of Communications “A” 8073 and 8074, the BCRA has taken further measures to remove and loosen the restrictions affecting access to the exchange market. The BCRA decided to shorten the term for companies to access the MULC to pay for their imports, decrease the amount that exporters of services are required to settle in the MULC, and allow people who had received state aid during the Covid-19 pandemic or who benefited from subsidies in public utility rates to carry out foreign exchange transactions through securities in foreign currency.

Other Regulations
•New Monetary Policy
Effective December 6, 2024, the Central Bank reduced the monetary policy rate from 35% to 32%. Subsequently, on January 31, 2025, the BCRA reduced the monetary policy rate from 32% to 29% .
•Deposits and Interest Rates
By means of Communication “A” 7978 dated March 11, 2024 and effective since March 12, 2024, the Central Bank eliminated the minimum interest rate for time deposits.
Critical Accounting Policies
The Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 were prepared by the Bank’s management in compliance with IFRS-IASB, and by applying the basis of consolidation, accounting policies and measurement bases, described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Bank’s total equity and financial position as of December 31, 2024 and 2023, and its results of operations and consolidated cash flows for the years ended December 31, 2024, 2023 and 2022.
In preparing the Consolidated Financial Statements, estimates were made in order to recognize and measure the assets, liabilities, income, expenses and commitments reported therein. These estimates relate mainly to the following:
•Financial instruments – Impairment.
•Fair value of financial instruments.
•Derivatives and other future transactions.
•Income tax.
•Contingent liabilities.
Although these estimates were made on the basis of the best information available as of December 31, 2024 and 2023 respectively, events that take place in the future might make it necessary to revise these estimates (upwards or downwards) in coming years.
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
•Financial instruments – Impairment
IFRS 9 became effective as of January 1, 2018 and replaced IAS 39 regarding the classification and measurement of financial assets and liabilities, the impairment of financial assets and hedge accounting. For information regarding the classification and measurement of financial instruments under IFRS 9, see Note 2.3.4 to our Consolidated Financial Statements.
•Fair value of financial instruments
The fair value of an asset or a liability on a given date is taken to be the price that would be received upon the sale of an asset, or paid upon the transfer of a liability in an orderly transaction between market participants at the measurement date. The most objective and common reference for the fair value of an asset or a liability is the price that would be paid for it on an organized, transparent and active market (“quoted price” or “market price”).
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
•Derivatives and other future transactions
These instruments include outstanding foreign currency purchase and sale transactions, outstanding securities purchase and sale transactions, futures transactions relating to securities, exchange rates or interest rates, forward interest rate agreements, options relating to exchange rates, securities or interest rates and various types of financial swaps.
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
•Income tax
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
•Contingent liabilities
We are subject to proceedings, lawsuits and other claims related to labor, commercial, civil and other matters. We make determinations of the amount of provisions required, if any, for these contingencies after a careful analysis of each individual issue. The required provisions may change in the future due to new developments in each matter or changes in the settlement strategy.
A.Operating Results
The Consolidated Financial Statements have been prepared in accordance with IFRS-IASB.
Results of Operations for the Fiscal Years Ended December 31, 2024, 2023 and 2022

Overview
The table below shows the Bank’s consolidated statements of profit or loss and comprehensive income for 2024, 2023 and 2022.

	Year ended December 31,			Variation
	2024	2023	2022	2024 vs 2023		2023 vs 2022

	(in thousands of pesos) (1)

Interest income	4,696,241,574	6,933,449,775	4,267,782,358	(2,237,208,201)	(32.3%)	2,665,667,417	62.5%
Interest expenses	(1,767,275,340)	(3,389,943,816)	(1,970,167,737)	1,622,668,476	47.9%	(1,419,776,079)	(72.1%)
NET INTEREST INCOME	2,928,966,234	3,543,505,959	2,297,614,621	(614,539,725)	(17.3%)	1,245,891,338	54.2%

Fee and commission income	548,839,620	553,863,559	537,969,789	(5,023,939)	(0.9%)	15,893,770	3.0%
Fee and commission expense	(266,256,295)	(251,270,573)	(220,994,595)	(14,985,722)	(6.0%)	(30,275,978)	(13.7%)
Gains (Losses) on financial assets and liabilities at fair value through profit or loss, net	152,692,993	(45,061,608)	101,054,719	197,754,601	438.9%	(146,116,327)	(144.6%)
Gains (Losses) on derecognition of financial assets not measured at fair value through profit or loss, net	241,671,545	88,391,254	1,966,214	153,280,291	173.4%	86,425,040	n.m
Exchange differences, net	54,636,460	457,541,435	54,772,068	(402,904,975)	(88.1%)	402,769,367	n.m
Other operating income	142,790,472	146,440,914	143,506,300	(3,650,442)	(2.5%)	2,934,614	2.0%
Other operating expenses	(491,172,138)	(571,855,776)	(418,543,458)	80,683,638	14.1%	(153,312,318)	(36.6%)
GROSS INCOME	3,312,168,891	3,921,555,164	2,497,345,658	(609,386,273)	(15.5%)	1,424,209,506	57.0%

Administration costs	(1,079,873,320)	(1,083,513,789)	(923,059,270)	3,640,469	0.3%	(160,454,519)	(17.4%)
Personnel benefits	(516,301,039)	(540,989,136)	(461,751,067)	24,688,097	4.6%	(79,238,069)	(17.2%)
Other administrative expenses	(563,572,281)	(542,524,653)	(461,308,203)	(21,047,628)	(3.9%)	(81,216,450)	(17.6%)

Depreciation and amortization	(79,611,677)	(62,448,521)	(74,412,260)	(17,163,156)	(27.5%)	11,963,739	16.1%
Impairment of financial assets	(290,406,994)	(290,935,480)	(214,784,580)	528,486	0.2%	(76,150,900)	(35.5%)
Loss on net monetary position	(1,421,247,270)	(1,804,868,429)	(905,994,003)	383,621,159	21.3%	(898,874,426)	(99.2%)

NET OPERATING INCOME	441,029,630	679,788,945	379,095,545	(238,759,315)	(35.1%)	300,693,400	79.3%

Share of profit of equity accounted investees	50,755	2,518,723	(3,163,436)	(2,467,968)	(98.0%)	5,682,159	179.6%

PROFIT BEFORE TAX	441,080,385	682,307,668	375,932,109	(241,227,283)	(35.4%)	306,375,559	81.5%

Income tax (expense) benefit	(76,264,805)	(339,863,041)	17,114,200	263,598,236	77.6%	(356,977,241)	n.m

PROFIT FOR THE YEAR	364,815,580	342,444,627	393,046,309	22,370,953	6.5%	(50,601,682)	(12.9%)

Attributable to owners of the Bank	360,405,364	341,579,597	399,017,982	18,825,767	5.5%	(57,438,385)	(14.4%)
Attributable to non-controlling interest	4,410,216	865,030	(5,971,673)	3,545,186	409.8%	6,836,703	114.5%

PROFIT FOR THE YEAR	364,815,580	342,444,627	393,046,309	22,370,953	6.5%	(50,601,682)	(12.9%)

Items that are or may be reclassified to profit or loss

Profit or loss for financial instruments at fair value through Other comprehensive income (FVOCI)
Profit (loss) for the year for financial instruments at fair value through Other comprehensive income (FVOCI)	(370,129,388)	714,304,550	(89,713,102)	(1,084,433,938)	(151.8%)	804,017,652	n.m
Adjustment for reclassifications for the year	(122,608,090)	(75,817,890)	(1,845,974)	(46,790,200)	(61.7%)	(73,971,916)	n.m
Related income tax (expense) benefit	169,658,849	(184,930,091)	(4,839,879)	354,588,940	191.7%	(180,090,212)	n.m
	(323,078,629)	453,556,569	(96,398,955)	(776,635,198)	(171.2%)	549,955,524	n.m

Share in Other Comprehensive income (OCI) from investees at equity method
Profit or loss for the year for the share in OCI from associates at equity-method	—	—	739,275	—	N/A	(739,275)	(100.0%)
	—	—	739,275	—	N/A	(739,275)	(100.0%)

Items that will not be reclassified to profit or loss

Fair value changes for equity instruments at FVOCI
Profit (Loss) for the year for equity instruments at FVOCI	734,827	3,535,221	(16,133)	(2,800,394)	(79.2%)	3,551,354	n.m
	734,827	3,535,221	(16,133)	(2,800,394)	(79.2%)	3,551,354	n.m

Other comprehensive income (loss), net of tax	(322,343,802)	457,091,790	(95,675,813)	(779,435,592)	(170.5%)	552,767,603	n.m

Total comprehensive income for the year	42,471,778	799,536,417	297,370,496	(757,064,639)	(94.7%)	502,165,921	168.9%

	Year ended December 31,			Variation
	2024	2023	2022	2024 vs 2023		2023 vs 2022

	(in thousands of pesos) (1)

COMPREHENSIVE INCOME (LOSS):
Attributable to owners of the Bank	39,531,947	797,200,917	303,342,245	(757,668,970)	(95.0%)	493,858,672	162.8%
Attributable to non-controlling interests	2,939,831	2,335,500	(5,971,749)	604,331	25.9%	8,307,249	139.1%

OTHER:
Profit for the year attributable to owners of the Bank per ordinary share (2)(3)	588.22	557.49	651.23
Profit for the year attributable to owners of the Bank per ADS (2)(3)(5)	1,764.66	1,672.47	1,953.69
Diluted profit for the year attributable to owners of the Bank per ordinary share (2)(3)	588.22	557.49	651.23
Diluted profit for the year attributable to owners of the Bank per ADS (2)(3)(5)	1,764.66	1,672.47	1,953.69
Declared dividends per ordinary share (2)(3)(4)	828.2894	276.7828	—
Declared dividends per ordinary share (in US$)	0.5334	0.1501	—
Declared dividends per ADS (2)(3)(4)(5)	2,484.8683	830.3484	—
Declared dividends per ADS (in US$)	1.6002	0.4503	—
Net operating income per ordinary share (2)(3)	719.80	1,109.48	618.72
Net operating income per ADS (2)(3)(5)	2,159.40	3,328.44	1,856.16
Average ordinary shares outstanding (000s) (3)	612,710	612,710	612,710
_____________
(1)Except percentages, declared dividends per ordinary share (in US$), declared dividends per ADS (in US$), net operating income per ordinary share and net operating income per ADS data and financial ratios.
(2)Based on the average number of ordinary shares outstanding during the year.
(3)The average number of ordinary shares outstanding during a year was computed as the average number of shares outstanding during the twelve months taking into account the outstanding amounts as of the end of each month.
(4)For the fiscal year ended December 31, 2023, the dividends in kind and cash declared at the ordinary and extraordinary shareholders’ meeting held on April 26, 2024 were Ps.264,227 million (nominal value) and in turn authorization was requested from the Central Bank to distribute Ps.264,227 million (nominal value).
For the fiscal year ended December 31, 2022, the dividends in kind and cash declared at the ordinary and extraordinary shareholders’ meeting held on April 28, 2023 were Ps.35,566 million (nominal value) and in turn authorization was requested from the Central Bank to distribute Ps.50,401 million (nominal value).
Pursuant to Communication “A” 7421 dated December 16, 2021, the Central Bank enabled financial entities, from January 1, 2022 to December 31, 2022, to distribute dividends for up to 20% of their “distributable profit”. By Communication “A” 7719 dated March 9, 2023, the Central Bank enabled financial entities, with its prior authorization, to distribute dividends for up to 40% of their “distributable profit” in six equal, monthly and consecutive installments from April 1, 2023 to December 31, 2023. On March 21, 2024 the BCRA issued Communication “A” 7984, effective until December 31, 2024, which established that financial institutions, with its prior authorization, may distribute dividends for up to 60% of their “distributable profit” in six equal, monthly and consecutive installments once authorization is obtained by the BCRA. Subsequently, on April 30, 2024, the BCRA issued Communication “A” 7997, which further modified the dividend distribution framework, enabling financial entities, with its prior authorization, to distribute dividends for up to 60% of their “distributable profit” in three equal, monthly and consecutive installments. Additionally, non-resident shareholders have the option to receive their dividends in a single cash payment, provided that such funds are directly allocated to the subscription of Bonds for the reconstruction of a free Argentina (BOPREAL bonds), in accordance with foreign exchange regulations.
Pursuant to Communication “A” 8214 dated March 13, 2025, up to December 31,2025, the Central Bank enabled financial entities that obtained its prior authorization, to distribute dividends for up to 60 % of their “distributable profit” in ten equal, monthly and consecutive installments, starting from June 30, 2025 and with each such installment being paid no earlier than the day prior to the last business day of each subsequent month. The installments had to be paid in homogenous currency.
(5)Each ADS represents three ordinary shares.
The changes in our consolidated statement of profit or loss for 2024, 2023 and 2022 were as follows:

Interest income
The components of our interest income are reflected in the following table.

	Year ended December 31,			Variation
	2024	2023	2022	2024 vs 2023		2023 vs 2022

	(in thousands of pesos, except percentages)
CER clause adjustment (1)	989,710,613	825,141,529	556,628,928	164,569,084	19.9%	268,512,601	48.2%
Premium for reverse repurchase agreements	845,845,984	845,394,681	216,040,876	451,303	0.1%	629,353,805	291.3%
Interest from government securities	635,080,487	2,501,144,005	1,739,404,272	(1,866,063,518)	(74.6%)	761,739,733	43.8%
Interest from commercial papers	579,932,926	724,217,420	268,514,987	(144,284,494)	(19.9%)	455,702,433	169.7%
Interest from credit card loans	431,887,103	610,925,948	424,637,152	(179,038,845)	(29.3%)	186,288,796	43.9%
Interest from consumer loans	305,531,003	283,675,392	217,515,536	21,855,611	7.7%	66,159,856	30.4%
Interest from overdrafts	303,017,240	383,223,388	195,080,888	(80,206,148)	(20.9%)	188,142,500	96.4%
Interest from other loans	247,810,876	369,902,975	301,123,772	(122,092,099)	(33.0%)	68,779,203	22.8%
UVA clause adjustment (2)	221,036,327	243,189,388	212,813,364	(22,153,061)	(9.1%)	30,376,024	14.3%
Interest from pledge loans	62,331,652	80,126,752	71,956,088	(17,795,100)	(22.2%)	8,170,664	11.4%
Interest on loans to the financial institutions	16,796,646	13,948,303	16,922,306	2,848,343	20.4%	(2,974,003)	(17.6%)
Interest from loans for the prefinancing and financing of exports	16,660,568	5,236,271	4,922,014	11,424,297	218.2%	314,257	6.4%
Interest from mortgage loans	15,336,145	14,071,117	20,631,721	1,265,028	9.0%	(6,560,604)	(31.8%)
Interest from financial leases	12,955,249	20,591,504	13,370,945	(7,636,255)	(37.1%)	7,220,559	54.0%
Interest from private securities	4,358,370	7,541,862	4,494,699	(3,183,492)	(42.2)%	3,047,163	67.8%
Other financial interest income	7,950,385	5,119,240	3,724,810	2,831,145	55.3%	1,394,430	37.4%
	4,696,241,574	6,933,449,775	4,267,782,358	(2,237,208,201)	(32.3%)	2,665,667,417	62.5%
(1)The CER is an index that reflects the variation in inflation in Argentina and is calculated based on the daily variations in the CPI as determined by the INDEC.
(2)The UVA (Purchasing Value Unit) is an index determined by the Central Bank, reflecting the variation of one one-thousandth of the average value of a square meter built for housing in Argentina (such that 1,000 UVAs are equivalent to one square meter). This value was initially set at Ps.14.05 and is updated daily based on the variation in the Reference Stabilization Coefficient (CER) since March 31, 2016.

The Bank’s interest income decreased significantly in 2024 compared to 2023 primarily due to a significant decrease in interest from government securities mainly due to the decrease in the monetary policy rate, combined with the cancellation of BCRA liquidity bills (LELIQ) in December 2023 and a decrease in interest from credit card loans mainly due to the fall in average interest rates and increased competition, which was partially offset by an increase in interest from the CER clause adjustment, mainly due to increased interest income from securities linked to this index, and to a significantly lesser extent, an increase in interest from consumer loans due to the growth of the Bank’s consumer loan portfolio.
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
The variation in the interest component of interest income for the year ended December 31, 2024 resulted both from a decrease in the average real rates of interest-earning assets and a decrease in the average volume of interest-earning assets.
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

	December 31, 2024 vs. December 31, 2023 Increase (Decrease)	December 31, 2023 vs. December 31, 2022 Increase (Decrease)

Change in interest income due to change in:	(in thousands of pesos)
the volume of interest-earning assets	(1,113,361,792)	(123,962,530)
average real rates of interest-earning assets	(1,123,846,409)	2,789,629,947
Net Change	(2,237,208,201)	2,665,667,417
Interest expenses
The components of our interest expenses are reflected in the following table.

	Year ended December 31,			Variation
	2024	2023	2022	2024 vs 2023		2023 vs 2022

	(in thousands of pesos, except percentages)

Interest from time deposits	1,059,322,758	2,533,937,410	1,452,034,912	(1,474,614,652)	(58.2%)	1,081,902,498	74.5%
Interest from current accounts deposits	475,683,772	678,423,669	268,972,606	(202,739,897)	(29.9%)	409,451,063	152.2%
UVA clause adjustment (1)	133,384,580	93,059,557	170,287,834	40,325,023	43.3%	(77,228,277)	(45.4)%
Interest from bank loans	41,980,571	55,106,427	58,987,104	(13,125,856)	(23.8)%	(3,880,677)	(6.6)%
Interest from other financial liabilities	21,750,500	10,049,379	4,566,601	11,701,121	116.4%	5,482,778	120.1%
Interest from savings accounts deposits	18,335,036	15,584,182	10,878,827	2,750,854	17.7%	4,705,355	43.3%
Borrowing surety bond transactions	11,900,120	—	—	11,900,120	N/A	—	N/A
Interest on the lease liability	4,100,609	3,700,118	4,215,434	400,491	10.8%	(515,316)	(12.2%)
Premium for reverse repurchase agreements	810,774	54,412	182,219	756,362	n.m	(127,807)	(70.1)%
Other financial interest expense	6,620	28,662	42,200	(22,042)	(76.9)%	(13,538)	(32.1)%
	1,767,275,340	3,389,943,816	1,970,167,737	(1,622,668,476)	(47.9%)	1,419,776,079	72.1%
(1)UVA (Purchasing Value Unit): It is a unit of measure that is updated daily according to the CER.
The Bank’s interest expenses decreased significantly in 2024 compared to 2023 primarily due to a decrease in interest expenses from time deposits, mainly due to the deregulation of the time deposit rate at the end of March 2024, and a decrease in interest expenses from current accounts deposits due to a decrease in interest paid on mutual fund transactions, which were partially offset by an increase in interest expenses from UVA clause adjustment due to the early cancellation of related time deposits and interest expenses from new operations related to borrowing surety bond transactions.
The Bank’s interest expenses increased significantly in 2023 compared to 2022 primarily due to an increase in interest expenses from time deposits, mainly due to a higher volume of interest expenses related to the wholesale sector and an increase in interest expenses from savings accounts deposits due to an increase in the volume of such deposits, which were partially offset by a decrease in interest expenses from UVA clause adjustment and bank loans primarily due to lower activity levels.
The variation in the interest component of interest expenses for the year ended December 31, 2024 resulted mostly from a decrease in the average real rates of interest-bearing liabilities and, to a significantly lesser extent, a decrease in the volume of interest-bearing liabilities.

The variation in the interest component of interest expenses for the year ended December 31, 2023 resulted mostly from an increase in the average real rates of interest-bearing liabilities which was partially offset by a decrease in the volume of interest-bearing liabilities.
The following table sets forth the changes in the interest component of interest expenses due to increases or decreases in the volume of interest-bearing liabilities and increases or decreases in the average nominal rates of interest-bearing liabilities.

	December 31, 2024 vs. December 31, 2023 Increase (Decrease)	December 31, 2023 vs. December 31, 2022 Increase (Decrease)

Change in interest expenses due to change in:	(in thousands of pesos)
the volume of interest-bearing liabilities	(498,302,779)	(403,387,933)
average real rates of interest-bearing liabilities	(1,124,365,697)	1,823,164,012
Net Change	(1,622,668,476)	1,419,776,079
Net interest income
The following table sets forth the changes in the components of our net interest income for the periods discussed herein:

	December 31, 2024 vs. December 31, 2023 Increase (Decrease)	December 31, 2023 vs. December 31, 2022 Increase (Decrease)

Net interest income due to changes in:	(in thousands of pesos)
the volume of interest-earning assets and interest-bearing liabilities	(615,059,013)	279,425,403
average real rates of interest-earning assets and interest-bearing liabilities	519,288	966,465,935
Net Change	(614,539,725)	1,245,891,338
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
Fee and commission income
The following table provides a breakdown of our fee and commission income by category.

	Year ended December 31,			Variation
	2024	2023	2022	2024 vs 2023		2023 vs 2022

	(in thousands of pesos, except percentages)

For credit cards	268,034,994	253,943,717	210,023,996	14,091,277	5.5%	43,919,721	20.9%
Linked to deposits and other	154,723,084	183,640,618	228,906,247	(28,917,534)	(15.7%)	(45,265,629)	(19.8%)
Linked to loans and other	59,731,044	56,009,673	45,100,630	3,721,371	6.6%	10,909,043	24.2%
From foreign currency transactions	25,961,950	23,594,476	23,882,019	2,367,474	10%	(287,543)	(1%)
Insurance agent fees	19,779,102	20,981,896	23,877,102	(1,202,794)	(5.7)%	(2,895,206)	(12.1)%
Linked to securities	19,324,931	14,576,241	6,155,694	4,748,690	32.6%	8,420,547	136.8%
Fees linked to loan commitments	841,081	887,281	—	(46,200)	(5.2%)	887,281	N/A
From guarantees granted	443,434	229,657	24,101	213,777	93.1%	205,556	n.m
	548,839,620	553,863,559	537,969,789	(5,023,939)	(0.9%)	15,893,770	3.0%

The Bank’s fee and commission income decreased modestly in 2024 compared to 2023 primarily due to a decrease in fee and commission income linked to deposits and other, particularly related to savings accounts, which was partially offset by an increase in fee and commissions linked to credit cards, mainly due to higher commission prices and a higher volume of credit card transactions, and an increase in fee and commission income linked to securities due to higher commissions for purchase and sale of securities and shares.
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
Fee and commission expense
The table below shows a breakdown of our fee and commission expense by category.

	Year ended December 31,			Variation
	2024	2023	2022	2024 vs 2023		2023 vs 2022

	(in thousands of pesos, except percentages)

For credit and debit cards	145,291,281	147,594,366	156,516,380	(2,303,085)	(1.6)%	(8,922,014)	(5.7)%
For foreign trade transactions	61,852,231	40,302,506	6,682,733	21,549,725	53.5%	33,619,773	n.m
For payment of wages	24,798,642	24,776,270	17,311,622	22,372	0.1%	7,464,648	43.1%
For new channels	18,907,569	13,154,114	8,787,795	5,753,455	43.7%	4,366,319	49.7%
For data processing	11,742,085	9,539,347	10,375,102	2,202,738	23.1%	(835,755)	(8.1)%
For advertising campaigns	659,815	2,207,485	1,753,646	(1,547,670)	(70.1%)	453,839	25.9%
Linked to transactions with securities	129,096	146,816	106,473	(17,720)	(12.1%)	40,343	37.9%
Other commission expenses	2,875,576	13,549,669	19,460,844	(10,674,093)	(78.8)%	(5.911.175)	(30.4%)
	266,256,295	251,270,573	220,994,595	14,985,722	6.0%	30,275,978	13.7%
The Bank’s fee and commission expense increased in 2024 compared to 2023 primarily due to an increase in fee and commissions expenses for foreign trade transactions, as a result of higher processing expenses and Visa royalties in foreign currency, and an increase in fee and commission expenses for new channels, which was partially offset by a decrease in fee and commission expense for other commission expenses, primarily related to refunds to customers related to MODO promotions.
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

Gains/(Losses) on financial assets and liabilities at fair value through profit or loss, net
The table below shows a breakdown of our gain (loss) on financial assets and liabilities at fair value through profit or loss, net by category:

	Year ended December 31,			Variation
	2024	2023	2022	2024 vs 2023		2023 vs 2022

	(in thousands of pesos, except percentages)

Gain (Loss) from government securities	154,704,801	(113,774,261)	72,420,836	268,479,062	236.0%	(186,195,097)	(257.1%)
Gain from private securities	11,017,043	15,996,235	14,575,304	(4,979,192)	(31.1%)	1,420,931	9.7%
Gain from corporate bonds	1,512,685	2,992,028	133,211	(1,479,343)	(49.4%)	2,858,817	n.m
Interest rate swaps	1,030,476	(387,132)	685,551	1,417,608	366.2%	(1,072,683)	(156.5%)
Gain from the sale of financial assets	—	—	3,392,691	—	N/A	(3,392,691)	(100.0%)
Loss from put options	(685,766)	(1,137,120)	(235,018)	451,354	39.7%	(902,102)	(383.8)%
(Loss) Gain from foreign currency forward transactions	(14,889,122)	51,248,270	10,117,949	(66,137,392)	(129.1)%	41,130,321	406.5%
Others	2,876	372	(35,805)	2,504	n.m	36,177	101.0%
	152,692,993	(45,061,608)	101,054,719	197,754,601	438.9%	(146,116,327)	(144.6%)
The Bank’s gains on financial assets and liabilities at fair value through profit or loss, net, increased in 2024 compared to 2023 primarily due to an increase in gain from government securities due to the increase in their market value during the year, which was partially offset by a loss from foreign currency forward transactions due to the evolution of the exchange rate during the year.
The Bank’s losses on financial assets and liabilities at fair value through profit or loss, net, increased in 2023 compared to 2022 primarily due to an increase in loss from government securities which was partially offset by an increase in gain from foreign currency forward transactions.
Gains on derecognition of financial assets not measured at fair value through profit or loss, net
The table below shows a breakdown of our gains on derecognition of financial assets not measured at fair value through profit or loss, net by category:

	Year ended December 31,			Variation
	2024	2023	2022	2024 vs 2023		2023 vs 2022

	(in thousands of pesos, except percentages)

Income from sale of government securities	236,363,693	72,267,736	1,472,931	164,095,957	227.1%	70,794,805	n.m
Income from sale of private securities	5,307,852	16,123,518	493,283	(10,815,666)	(67.1%)	15,630,235	n.m
	241,671,545	88,391,254	1,966,214	153,280,291	173.4%	86,425,040	n.m
The Bank’s gains on derecognition of financial assets not measured at fair value through profit or loss, net, increased in 2024 compared to 2023 primarily due to an increase in income from sale of government securities, mainly due to the sale of National Treasury bonds adjusted by CER from the OCI portfolio, which was partially offset by a decrease in income from sale of private securities, primarily due to a decrease in the volume of these transactions.
The Bank’s gains on derecognition of financial assets not measured at fair value through profit or loss, net, increased in 2023 compared to 2022 primarily due to an increase in income from sale of government securities, mainly due to an increase in the volume of sales.

Exchange differences, net
The following table provides a breakdown of our exchange differences, net by category:

	Year ended December 31,			Variation
	2024	2023	2022	2024 vs 2023		2023 vs 2022

	(in thousands of pesos, except percentages)
Income from trading in foreign currency	59,043,073	86,181,018	84,728,415	(27,137,945)	(31.5%)	1,452,603	1.7%
Conversion of foreign currency assets and liabilities into pesos	(4,406,613)	371,360,417	(29,956,347)	(375,767,030)	(101.2)%	401,316,764	n.m
	54,636,460	457,541,435	54,772,068	(402,904,975)	(88.1%)	402,769,367	n.m
The Bank’s exchange differences, net, decreased substantially in 2024 compared to 2023, primarily due to a lower conversion of foreign currency assets and liabilities into pesos, mainly due to dual bonds (bonds that allow obtaining a return linked to inflation or the price of the US dollar, whichever is higher), and also a decrease in income from trading in foreign currency.
The Bank’s exchange differences, net, increased in 2023 compared to 2022, primarily due to a higher conversion of foreign currency assets and liabilities into pesos, mainly due to dual bonds (bonds that allow obtaining a return linked to inflation or the price of the US dollar, whichever is higher), and an increase in income from trading in foreign currency.
For more information see “Item 3. Key Information—D. Risk Factors—Risks relating to Argentina— Exchange controls and restrictions on capital inflows and outflows could have a material adverse effect on Argentine public sector activity, and, as a result, on our business”.
Other operating income
The following table shows a breakdown of other operating income by category:

	Year ended December 31,			Variation
	2024	2023	2022	2024 vs 2023		2023 vs 2022

	(in thousands of pesos, except percentages)
Adjustments and interest on miscellaneous receivables	46,131,374	59,951,762	46,313,560	(13,820,388)	(23.1)%	13,638,202	29.4%
Rental of safe deposit boxes	22,306,092	17,572,045	19,836,171	4,734,047	26.9%	(2,264,126)	(11.4%)
Debit and credit card commissions	13,089,542	10,249,421	10,322,122	2,840,121	27.7%	(72,701)	(0.7)%
Loans recovered	11,846,785	14,994,770	22,798,028	(3,147,985)	(21.0)%	(7,803,258)	(34.2)%
Punitive interest	7,305,237	5,619,971	3,252,841	1,685,266	30.0%	2,367,130	72.8%
Rent	5,670,084	5,242,910	4,144,644	427,174	8.1%	1,098,266	26.5%
Allowances reversed	4,676,270	2,910,574	5,003,003	1,765,696	60.7%	(2,092,429)	(41.8)%
Fees expenses recovered	4,471,404	5,095,381	5,595,766	(623,977)	(12.2)%	(500,385)	(8.9)%
Commission from syndicated transactions	1,521,174	2,027,244	1,788,820	(506,070)	(25.0)%	238,424	13.3%
Gain from the sale of non-current assets held for sale	—	—	3,092,539	—	N/A	(3,092,539)	(100.0%)
Income from asset sale in equity instruments	—	—	10,276,895	—	N/A	(10,276,895)	(100.0)%
Other operating income	25,772,510	22,776,836	11,081,911	2,995,674	13.2%	11,694,925	105.5%
	142,790,472	146,440,914	143,506,300	(3,650,442)	(2.5%)	2,934,614	2.0%

The Bank’s other operating income decreased in 2024 compared to 2023 primarily due to a decrease in adjustments and interest on miscellaneous receivables mainly due to the lower profit generated by the credit card guarantee fund, which is valued in foreign currency with a lower currency devaluation, and a decrease as a result of loans related to the sale of our ownership stake in Prisma Medio de Pago S.A., which were partially offset by an increase in operating income from the rental of safe deposit boxes due to a higher volume of transactions, and an increase in other operating income due to commissions charged to the issuer Visa International and the recovery of expenses for letters of credit.
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
Other operating expenses
The following table shows a breakdown of other operating expenses by category:

	Year ended December 31,			Variation
	2024	2023	2022	2024 vs 2023		2023 vs 2022

	(in thousands of pesos, except percentages)
Turnover tax	319,231,352	443,134,044	277,100,441	(123,902,692)	(28.0%)	166,033,603	59.9%
Loss from sale or impairment of investment properties and other non-financial assets	37,587,578	518,959	81,796	37,068,619	n.m	437,163	n.m
Provisions for legal and administrative proceedings	27,040,824	34,635,857	26,355,247	(7,595,033)	(21.9)%	8,280,610	31.4%
Loss on initial recognition of loans bearing below market interest rate	26,577,005	25,415,443	28,528,171	1,161,562	4.6%	(3,112,728)	(10.9)%
Expected credit losses on financial guarantee and loan commitments	19,499,523	10,561,016	13,866,405	8,938,507	84.6%	(3,305,389)	(23.8%)
Adjustment for restatement of dividends in constant currency	12,453,062	—	—	12,453,062	N/A	—	N/A
Contributions to the Deposits Guarantee Fund (Note 43)	10,933,914	12,473,800	13,784,610	(1,539,886)	(12.3%)	(1,310,810)	(9.5%)
Damage claims	4,142,449	5,541,215	10,026,803	(1,398,766)	(25.2)%	(4,485,588)	(44.7%)
Provisions for reorganization	—	—	16,096,761	—	N/A	(16,096,761)	(100.0)%
Other operating expenses	33,706,431	39,575,442	32,703,224	(5,869,011)	(14.8%)	6,872,218	21.0%
	491,172,138	571,855,776	418,543,458	(80,683,638)	(14.1%)	153,312,318	36.6%

The Bank’s other operating expenses decreased in 2024 compared to 2023 primarily due to a decrease in turnover tax, which was primarily due to a decrease in financial income as a result of a lower average interest rate on assets (particularly loans) and the transfer of debt from the Central Bank to the Treasury, which is exempt from gross income, and, to a significantly lesser extent, a decrease in provisions for legal and administrative proceedings, which were partially offset by an increase in loss from the sale or impairment of investment properties and other non-financial assets due to the book value of the properties being higher than their recoverable value.
The Bank’s other operating expenses increased in 2023 compared to 2022 primarily due to an increase in turnover tax related to higher income from REPO and LEDIV and, to a significantly lesser extent, an increase in provisions for legal and administrative proceedings, which were partially offset by a decrease in provisions for reorganization as a result of the alignment in previous years between the Bank’s organizational structure and the corporate strategy and a decrease in expected credit losses on financial guarantee and loan commitments due to a decrease in commercial activities.

Administration costs
Administration costs include personnel benefits and other administrative expenses.
The following table shows a breakdown of personnel benefits by category:

	Year ended December 31,			Variation
	2024	2023	2022	2024 vs 2023		2023 vs 2022

	(in thousands of pesos, except percentages)

Salaries	270,391,806	271,389,903	253,894,573	(998,097)	(0.4%)	17,495,330	6.9%
Other short term personnel benefits	91,948,192	144,103,066	93,721,521	(52,154,874)	(36.2%)	50,381,545	53.8%
Social security charges	82,507,767	89,005,696	79,654,038	(6,497,929)	(7.3%)	9,351,658	11.7%
Personnel compensations and rewards	54,648,857	16,701,397	19,339,816	37,947,460	227.2%	(2,638,419)	(13.6%)
Personnel services	12,956,731	11,187,606	10,254,525	1,769,125	15.8%	933,081	9.1%
Termination benefits	1,129,772	1,040,558	1,520,650	89,214	8.6%	(480,092)	(31.6)%
Fees to Bank Directors and Supervisory Committee	705,742	716,884	778,426	(11,142)	(1.6)%	(61,542)	(7.9)%
Other long term benefits	2,012,172	6,844,026	2,587,518	(4,831,854)	(70.6%)	4,256,508	164.5%
	516,301,039	540,989,136	461,751,067	(24,688,097)	(4.6%)	79,238,069	17.2%
The Bank’s personnel benefits decreased in 2024 compared to 2023 primarily due to a decrease in other short-term personnel benefits and, to a lesser extent, a decrease in social security charges, as a result of a lower charge in variable remunerations and in the provision of vacations, which was adjusted with a downward inflation projection, which were partially offset by an increase in personnel compensations and rewards and, to a significantly lesser extent, personnel services, the latter due to an increased internal training effort.
The Bank’s personnel benefits increased in 2023 compared to 2022 primarily due to an increase in other short-term personnel benefits and an increase in salaries as a result of the adjustment of vacation stock provisions and variable compensations, respectively, which was partially offset by a decrease in personnel compensations and rewards and termination benefits.

The following table shows a breakdown of other administrative expenses by category:

	Year ended December 31,			Variation
	2024	2023	2022	2024 vs 2023		2023 vs 2022

	(in thousands of pesos, except percentages)

Taxes	124,150,966	114,801,585	98,054,460	9,349,381	8.1%	16,747,125	17.1%
Administrative services hired	87,704,001	66,365,686	42,028,910	21,338,315	32.2%	24,336,776	57.9%
Rent	67,928,153	74,027,375	71,186,416	(6,099,222)	(8.2%)	2,840,959	4.0%
Armored transportation services	48,447,340	45,443,899	49,336,443	3,003,441	6.6%	(3,892,544)	(7.9)%
Maintenance costs	48,286,547	46,270,516	44,870,127	2,016,031	4.4%	1,400,389	3.1%
Advertising	34,273,928	29,925,767	23,795,598	4,348,161	14.5%	6,130,169	25.8%
IT	32,586,746	62,900,839	38,785,383	(30,314,093)	(48.2%)	24,115,456	62.2%
Documents distribution	22,787,340	14,492,787	14,903,848	8,294,553	57.2%	(411,061)	(2.8%)
Electricity and communications	19,750,071	18,251,519	16,814,171	1,498,552	8.2%	1,437,348	8.5%
Other fees	17,178,709	15,892,592	15,456,211	1,286,117	8.1%	436,381	2.8%
Security services	16,519,227	12,715,130	12,200,176	3,804,097	29.9%	514,954	4.2%
Trade reports	11,570,401	9,845,645	8,461,189	1,724,756	17.5%	1,384,456	16.4%
Insurance	4,263,755	4,210,588	4,377,926	53,167	1.3%	(167,338)	(3.8)%
Representation, travel and mobility	3,799,674	3,474,140	4,365,720	325,534	9.4%	(891,580)	(20.4%)
Stationery and supplies	875,741	818,964	580,883	56,777	6.9%	238,081	41.0%
Other administrative expenses	23,449,682	23,087,621	16,090,742	362,061	1.6%	6,996,879	43.5%
	563,572,281	542,524,653	461,308,203	21,047,628	3.9%	81,216,450	17.6%
The Bank’s other administrative expenses increased in 2024 compared to 2023 primarily due to an increase in administrative services hired, which include expenses for contracted services for late payment management, expenses related to digital banking and IT expenses linked to Single Development Agenda (SDA) software development projects, among others, and an increase in taxes, which were partially offset by a decrease in IT expenses and rent expenses.
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

Depreciation and amortization
The following table shows a breakdown of depreciation and amortization by category:

	Year ended December 31,			Variation
	2024	2023	2022	2024 vs 2023		2023 vs 2022

	(in thousands of pesos, except percentages)

Depreciation of property and equipment (See Note 13.1)	53,961,496	45,018,013	49,421,025	8,943,483	19.9%	(4,403,012)	(8.9)%
Amortization of intangible assets (See Note 14)	18,885,133	8,116,758	4,462,041	10,768,375	132.7%	3,654,717	81.9%
Amortization of rights to use leased real estate (See Note 13.1)	4,063,282	5,230,629	13,689,190	(1,167,347)	(22.3%)	(8,458,561)	(61.8%)
Depreciation of investment properties (See note 13.2)	2,699,998	2,336,577	2,053,468	363,421	15.6%	283,109	13.8%
Depreciation of other assets	1,768	10,677	14,151	(8,909)	(83.4)%	(3,474)	(24.5%)
Loss from sale or impairment of property and equipment (See Note 13.1)	—	1,735,867	4,772,385	(1,735,867)	(100.0)%	(3,036,518)	(63.6)%
	79,611,677	62,448,521	74,412,260	17,163,156	27.5%	(11,963,739)	(16.1%)
The Bank’s depreciation and amortization increased in 2024 compared to 2023 primarily due to an increase in amortization of intangibles assets and an increase in depreciation of property and equipment, which were partially offset by a decrease in amortization of rights to use leased real estate and loss from sale or impairment of property and equipment as a result of recoveries.
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
Impairment of financial assets
As of December 31, 2024, the non-performing loan (NPL) ratio was at 1.13%, with NPLs growing relatively less than the total portfolio, as new loans are rarely non-performing shortly after being made, compared to 1.29% as of December 31, 2023. The coverage ratio as of December 31, 2024 was 177.00%, compared to 165.30% as of December 31, 2023. This increase is due to higher requirements in provisions as a consequence of the significant growth of the credit portfolio in the last quarter of 2024.
The NPL portfolio amounted to Ps.112,818 million at December 31, 2024 compared to Ps.76,668 million at December 31, 2023 and Ps.85,314 million at December 31, 2022.
Impairment of financial assets decreased slightly in 2024 compared to 2023 mainly due to a decrease in impairment of financial instruments related to the debt securities portfolio, which was partially offset by an increase in allowances for credit losses due to sustained growth in the loan portfolio.
The NPL portfolio amounted to Ps.35,207,182 million at December 31, 2023 compared with Ps.39,177,321 million at December 31, 2022. As of December 31, 2023 the NPL ratio was 1.29% compared to 1.13% at December 31, 2022. The NPL ratio had a slight increase and the coverage ratio decreased, both explained by the retail portfolio performance, where provisions had a lower growth than non-performing loans.
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
The table below sets forth the Bank’s net monetary inflation adjustment effect, which has been calculated by applying the CPI to monetary assets and liabilities:

	Year ended December 31,			Variation
	2024	2023	2022	2024 vs 2023		2023 vs 2022
	(in thousands of pesos, except percentages)
ASSETS
Cash and cash equivalents	(1,674,416,805)	(1,925,745,984)	(1,407,545,700)	251,329,179	(13.1%)	(518,200,284)	36.8%
Loans and other receivables, net	(4,799,204,794)	(6,160,519,868)	(3,505,515,994)	1,361,315,074	(22.1%)	(2,655,003,874)	75.7%
Investment securities	(1,542,251,407)	(3,974,770,625)	(2,585,072,235)	2,432,519,218	(61.2%)	(1,389,698,390)	53.8%
Financial assets pledged as collateral	(283,627,315)	(463,309,482)	(191,478,942)	179,682,167	(38.8%)	(271,830,540)	142.0%
All other assets	(302,208,162)	(462,622,764)	(241,139,025)	160,414,602	(34.7%)	(221,483,739)	91.8%
TOTAL ASSETS (A)	(8,601,708,483)	(12,986,968,723)	(7,930,751,896)	4,385,260,240	(33.8%)	(5,056,216,827)	63.8%

LIABILITIES
Deposits	5,757,912,509	8,944,932,631	5,785,647,116	(3,187,020,122)	(35.6%)	3,159,285,515	54.6%
Other financial liabilities	676,715,090	1,072,276,486	566,824,673	(395,561,396)	(36.9%)	505,451,813	89.2%
Bank loans	58,996,927	97,545,822	83,248,885	(38,548,895)	(39.5%)	14,296,937	17.2%
Corporate bonds issued	13,938,670	10,432,841	2,873,673	3,505,829	33.6%	7,559,168	263.0%
Income tax liabilities	176,851,323	149,607,682	5,168,993	27,243,641	18.2%	144,438,689	n.m
All other liabilities	496,046,694	907,304,832	580,994,553	(411,258,138)	(45.3%)	326,310,279	56.2%
TOTAL LIABILITIES (B)	7,180,461,213	11,182,100,294	7,024,757,893	(4,001,639,081)	(35.8%)	4,157,342,401	59.2%

Net monetary inflation adjustments (A) + (B)	(1,421,247,270)	(1,804,868,429)	(905,994,003)	383,621,159	(21.3%)	(898,874,426)	99.2%
The Bank’s net monetary inflation adjustment decreased in 2024 compared to 2023, primarily due to a decrease in the inflation rate during the year, despite the average net monetary position being slightly higher than the previous year. On the contrary, the net monetary inflation adjustment increased in 2023 compared to 2022 primarily due to a significant increase in the inflation rate in 2023, despite the average net monetary position being lower than in 2022.
•Exchange Rates
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

The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Year /Period	High (1)	Low (1)	Average (2)	Period-end

	(in pesos per US$1,00)

2020	84.1450	59.8152	70.5941	84.1450
2021	102.7500	84.7033	95.1615	102.7500
2022	177.1283	103.0400	130.8089	177.1283
2023	808.4833	178.1417	295.2123	808.4833
October 2024	990.7500	971.250	981.5682	990.7500
November 2024	1,011.7500	992.7500	1,001.8377	1,011.7500
December 2024	1,032.5000	1,011.9167	1,020.7061	1,032.5000
2024	1,032.5000	810.6500	916.2543	1,032.5000
January 2025	1,053.5000	1,032.7500	1,043.5644	1,053.5000
February 2025	1,064.3750	1,053.9167	1,058.4625	1,064.3750
March 2025	1,073.8750	1,064.3750	1,069.0347	1,073.8750
April 2025 (through April 1, 2025)	1,074.5417	1,074.5417	1,074.5417	1,074.5417
_____________
(1)Source: BCRA.
(2)For annual averages, this is the average of monthly average rates during the period.
Fluctuations in the exchange rate between pesos and dollars affect the dollar equivalent of the peso price of the ordinary shares on the ByMA and as a result, would most likely affect the market price of the ADSs. Fluctuations in exchange rates also affect dividend income measured in dollars. The Bank of New York Mellon, as depositary for the ADSs is required, subject to the terms of the deposit agreement, to convert pesos to dollars at the prevailing exchange rate at the time of making any dividend payments or other distributions. The following table shows the rate of devaluation of the peso compared with the dollar at year end, the rate of exchange (number of pesos per dollar prevailing in the Argentine foreign exchange market at year end) and the rate of inflation for consumer price for the fiscal years ended December 31, 2024, 2023, 2022, 2021 and 2020.
Since the repeal of the Convertibility Law in January 2002, the peso has devalued 107.354% compared with the dollar.

	As of and for the year ended December 31,
	2024	2023	2022	2021	2020

Devaluation Rate(1)	27.71%	356.44%	72.39%	22.11%	40.49%
Exchange Rate(2)	1,032.5000	808.4833	177.1283	102.7500	84.1450
Inflation Rate(3)	117.76%	211.41%	94.79%	50.94%	36.14%
_____________
(1)For the twelve-month period then ended according to the Central Bank.
(2)Pesos per dollar according to the Central Bank.
(3)The inflation rate presented is for the CPI published by the Argentine National Statistics and Censuses Institute (“INDEC”) and is calculated over the prior twelve months.
Share of profit of equity accounted investees
Share of profit of equity accounted investees decreased to Ps.50.8 million for the fiscal year ended December 31, 2024 from Ps.2,518.7 million for the fiscal year ended December 31, 2023, which in turn increased from a loss of Ps.3,163.4 million for the fiscal year ended December 31, 2022. These variations are directly related to the profits or losses of the Bank’s subsidiaries.
Income tax (expense) benefit
Income tax expense for the fiscal year ended December 31, 2024 was Ps.76,264.8 million, compared to a loss of Ps.339,863.0 million for the fiscal year ended December 31, 2023 which decreased from a benefit of Ps.17,114.2 million for the fiscal year ended December 31, 2022. These variations were mainly due to the inflationary effect for tax purposes.

The changes in our consolidated statement of comprehensive income for 2024, 2023 and 2022 were as follows:
Profit or loss for financial instruments at fair value through other comprehensive income (FVOCI)
Profit or loss for financial instruments at FVOCI for the fiscal year ended December 31, 2024 were a loss of Ps.323,078.6 million, compared to a profit of Ps.453,556.6 million for the fiscal year ended December 31, 2023 which in turn increased from a loss of Ps.96,399.0 million for the fiscal year ended December 31, 2022. These variations were primarily due to fluctuations in the market value of financial instruments measured under this model, as well as the maturity and sale of such instruments.
Share in other comprehensive income (OCI)/loss from investees at equity-method
Share in OCI/loss from investees at equity-method for the fiscal years ended December 31, 2024 and 2023 was Ps.0, compared to a profit of Ps.739.3 million recorded for the fiscal year ended December 31, 2022. These variations were mainly due to the percentage of participation that the Bank had over the investments in securities classified in OCI of its investees.
Fair value changes for hedging instruments—Cash flow hedge
The Bank did not record a balance for fair value changes for hedging instruments—Cash flow hedge in 2024, 2023 nor 2022.
Fair value changes for equity instruments at fair value through other comprehensive income (FVOCI)
Fair value changes for equity instruments at FVOCI for the fiscal year ended December 31, 2024 were Ps.734.8 million compared to Ps.3,535.2 million for the fiscal year ended December 31, 2023 which in turn increased from a loss of Ps.16.1 million for the fiscal year ended December 31, 2022.
Summary of Financial Position

	As of December 31,			Variation
	2024	2023	2022	2024 vs 2023		2023 vs 2022

	(in thousands of pesos, except percentages)

Cash and cash equivalents	2,823,405,750	2,488,330,006	2,008,588,332	335,075,744	13.5%	479,741,674	23.9%
Financial assets at fair value through profit or loss	110,564,951	522,744,971	221,019,832	(412,180,020)	(78.8%)	301,725,139	136.5%
Financial assets at amortized cost	8,281,410,537	7,472,926,498	5,870,531,774	808,484,039	10.8%	1,602,394,724	27.3%
Financial assets at fair value through other comprehensive income	2,466,183,835	1,837,633,581	4,186,315,706	628,550,254	34.2%	(2,348,682,125)	(56.1%)
Investment in joint ventures and associates	23,817,993	26,929,047	23,513,435	(3,111,054)	(11.6%)	3,415,612	14.5%
Tangible assets	779,810,690	780,397,732	785,554,333	(587,042)	(0.1)%	(5,156,601)	(0.7%)
Goodwill and intangible assets	69,228,950	72,161,118	65,219,167	(2,932,168)	(4.1%)	6,941,951	10.6%
Income tax assets	73,536,960	6,546,287	10,571,107	66,990,673	n.m	(4,024,820)	(38.1)%
Other assets	88,184,537	96,015,251	63,773,948	(7,830,714)	(8.2%)	32,241,303	50.6%
Non-current assets held for sale	3,749,640	1,855,763	1,526,319	1,893,877	102.1%	329,444	21.6%
TOTAL ASSETS	14,719,893,843	13,305,540,254	13,236,613,953	1,414,353,589	10.6%	68,926,301	0.5%

Financial liabilities at fair value through profit or loss	3,858,635	27,167,107	2,267,246	(23,308,472)	(85.8%)	24,899,861	n.m
Financial liabilities at amortized cost	11,441,847,483	8,990,491,427	9,848,536,667	2,451,356,056	27.3%	(858,045,240)	(8.7)%
Provisions	47,098,283	45,128,635	58,789,746	1,969,648	4.4%	(13,661,111)	(23.2)%
Income tax liabilities	13,774,022	458,483,209	78,160,553	(444,709,187)	(97.0%)	380,322,656	486.6%
Other liabilities	597,488,183	703,413,124	798,102,964	(105,924,941)	(15.1)%	(94,689,840)	(11.9)%
TOTAL LIABILITIES	12,104,066,606	10,224,683,502	10,785,857,176	1,879,383,104	18.4%	(561,173,674)	(5.2)%

	As of December 31,			Variation
	2024	2023	2022	2024 vs 2023		2023 vs 2022

Equity attributable to owners of the Bank	2,573,759,465	3,041,728,811	2,414,115,503	(467,969,346)	(15.4%)	627,613,308	26.0%
Non-controlling interests	42,067,772	39,127,941	36,641,274	2,939,831	7.5%	2,486,667	6.8%
TOTAL EQUITY	2,615,827,237	3,080,856,752	2,450,756,777	(465,029,515)	(15.1%)	630,099,975	25.7%

SELECTED RATIOS
Profitability and Performance
Return on average total assets (1)	2.57%	2.57%	2.97%
Return on average total equity (2)	12.84%	12.52%	17.64%

Capital	17.48%	22.86%	18.24%
Total equity as a percentage of total assets	17.77%	23.15%	18.51%
Total liabilities as a multiple of total equity	4.63x	3.3x	4.40x

Credit Quality
Allowances for loan losses as a percentage of financial assets at amortized cost (loans and advances)	1.92%	1.36%	1.57%
Allowances for loan losses	158,812,188	101,630,790	92,156,291	57,181,398	56.3%	9,474,499	10.3%
Financial assets at amortized cost (loans and advances)	8,281,410,537	7,472,926,498	5,870,531,774	808,484,039	10.8%	1,602,394,724	27.3%

Charge-off during the period/ average amounts outstanding
Loans and advances to government sector	–%	–%	–%
Charge-off during the period	–	–	–	–	N/A	–	N/A
Average amounts outstanding	339,171	207,539	9,142	131,632	63.4%	198,397	n.m
Loans and advances to central bank	N/A	–%	–%
Charge-off during the period	–	–	–	–	N/A	–	N/A
Average amounts outstanding	–	777	32,407	(777)	(100.0)%	(31,630)	(97.6)%
Loans and advances to financial institutions	–%	–%	–%
Charge-off during the period	–	–	–	–	N/A	–	N/A
Average amounts outstanding	8,856,377	21,137,021	41,545,502	(12,280,644)	(58.1)%	(20,408,481)	(49.1)%
Loans and advances to customers	1.4%	1.4%	1.9%
Charge-off during the period	64,799,394	60,876,444	85,607,746	3,922,950	6.4%	(24,731,302)	(28.9%)
Average amounts outstanding	4,666,222,407	4,405,243,000	4,488,756,733	260,979,407	5.9%	(83,513,733)	(1.9)%
_____________
(1)Profit or loss for the year attributable to owners of the Bank as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(2)Profit or loss for the year attributable to owners of the Bank as a percentage of average shareholders’ equity, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
Significant changes in financial position
The Bank’s assets increased in 2024 compared to 2023 primarily due to an increase in financial assets at amortized cost mainly due to an increase in loans and advances to customers and other financial assets and an increase in financial assets at FVOCI, which were partially offset by a decrease in financial assets at fair value through profit or loss.
Loans to the private sector in pesos increased 61.5% compared to 2023, primarily driven by an increase in discounted instruments (with a 76.3% increase) and credit cards (with a 34.1% increase), which were partially offset by an 11.6% decrease in receivables from financial leases.

On the contrary, the government’s monetary policy, which sought to reduce the Central Bank’s interest-bearing liabilities from the market, led to a significant decrease in repo transactions.

Loans to the private sector denominated in foreign currency increased 194.6% compared to 2023 mainly due to a 200.9% increase in financing and prefinancing of exports.
The Bank’s liabilities also increased in 2024 compared to 2023 primarily due to an increase in financial liabilities at amortized cost due to an increase in the deposits’ portfolio, an increase in bank loans and an increase in debt securities issued.
B.Liquidity and Capital Resources
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
Liquidity
Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, our ratio of liquid assets to total deposits was 54.13%, 91.25%, and 77.79%, at December 31, 2024, 2023 and 2022. Liquid assets include cash and cash equivalents and financial assets at fair value through profit or loss. The decrease in 2024 is explained by an increase in total deposits relative to the decrease in liquid assets.
Our primary source of funds is our deposit base, which primarily consists of peso- and dollar-denominated deposits in checking accounts, savings accounts and time deposits from individuals and corporations. Deposits at December 31, 2024 totaled Ps.9,929,679 million compared with Ps.7,925,054 million at December 31, 2023.
As of December 31, 2024 and 2023, the outstanding principal and accrued interest on corporate bonds amounted to Ps.115,898,590 and Ps.27,910,020 respectively.
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
•Derivatives
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

•Credit Commitments
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
•Trust Activities
We act as trustee in several financial trusts established for various purposes. We are not personally liable for the liabilities assumed in the performance of the trust obligations. Any liabilities resulting from the trust are satisfied with and up to the full amount of the trust assets or their proceeds.
In addition, we act as trustee in 12 non-financial trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non-financial trusts at issue were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the trust assets. The trust assets represented Ps.2,490.8 million as of December 31, 2024 and mainly consisted of cash, creditors’ rights, real estate and shares.
Capital Stock
As of December 31, 2024 and 2023 the Bank’s capital stock consisted of 612,710,079 ordinary shares, par value Ps.1,00 each, all of which were issued to the stockholders. The capital stock of the Bank, after taking into account the adjustment for inflation, amounted to Ps.909,985,127 as of December 31, 2024 and 2023.
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

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2024
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total

	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	81,517,483	30,088,550	25,757,300	—	—	137,363,333
Government securities	676,479,437	1,241,831,227	632,505,980	11,037	—	2,550,827,681
Corporate bonds	3,307,627	3,131,703	31,115,404	—	—	37,554,734
Loans and advances (1)	4,233,141,622	1,950,798,254	1,182,567,465	200,009,174	130,897,611	7,697,414,126
Total	4,994,446,169	3,225,849,734	1,871,946,149	200,020,211	130,897,611	10,423,159,874
Interest-bearing liabilities:
Deposits	4,951,624,265	271,314,216	28,782	—	—	5,222,967,263
Corporate bonds	100,249,109	15,696,370	55,584	—	—	116,001,062
Due to other banks	1,316,619,347	—	—	—	—	1,316,619,347
Total	6,368,492,721	287,010,586	84,366	—	—	6,655,587,672
Asset/liability gap	(1,374,046,552)	2,938,839,148	1,871,861,783	200,020,211	130,897,611	3,767,572,202
Cumulative sensitivity gap	(1,374,046,552)	1,564,792,596	3,436,654,379	3,636,674,590	3,767,572,201
Cumulative sensitivity gap as a percentage of total interest-earning assets	(13.18%)	15.01%	32.97%	34.89%	36.15%
_____________
(1)Loan and advances amounts are stated before deducting the allowance for loan losses.
The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2024
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total

	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	81,487,077	30,088,550	25,757,300	—	—	137,332,927
Government securities	676,473,919	1,241,825,709	595,362,921	—	—	2,513,662,549
Corporate bonds	3,307,627	1,389,418	687,875	—	—	5,384,920
Loans and advances (1)	4,109,584,039	1,944,894,027	1,181,427,646	200,009,174	130,897,611	7,566,812,497
Total	4,870,852,662	3,218,197,704	1,803,235,742	200,009,174	130,897,611	10,223,192,893
Interest-bearing liabilities:
Deposits	2,751,071,598	216,116,889	28,782	—	—	2,967,217,269
Corporate bonds	100,249,109	15,696,370	55,584	—	—	116,001,062
Due to other banks	1,314,405,604	—	—	—	—	1,314,405,604
Total	4,165,726,311	231,813,259	84,366	—	—	4,397,623,935
Asset/liability gap	705,126,351	2,986,384,445	1,803,151,376	200,009,174	130,897,611	5,825,568,958
Cumulative sensitivity gap	705,126,351	3,691,510,796	5,494,662,172	5,694,671,346	5,825,568,957
Cumulative sensitivity gap as a percentage of total interest-earning assets	6.90%	36.11%	53.75%	55.70%	56.98%
_____________
(1)Loan and advances amounts are stated before deducting the allowance for loan losses.

The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2024
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total

	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	30,406	—	—	—	—	30,406
Government securities	5,518	5,518	37,143,059	11,037	—	37,165,132
Corporate bonds	—	1,742,285	30,427,529	—	—	32,169,814
Loans and advances (1)	123,557,583	5,904,227	1,139,819	—	—	130,601,629
Total	123,593,507	7,652,030	68,710,407	11,037	—	199,966,981
Interest-bearing liabilities:
Deposits	2,200,552,667	55,197,327	—	—	—	2,255,749,994
Corporate bonds	—	—	—	—	—	—
Due to other banks	2,213,743	—	—	—	—	2,213,743
Total	2,202,766,410	55,197,327	—	—	—	2,257,963,737
Asset/liability gap	(2,079,172,903)	(47,545,297)	68,710,407	11,037	—	(2,057,996,756)
Cumulative sensitivity gap	(2,079,172,903)	(2,126,718,200)	(2,058,007,793)	(2,057,996,756)	(2,057,996,756)
Cumulative sensitivity gap, and as a percentage of total interest-earning assets	(1039.76%)	(1063.53%)	(1029.17%)	(1029.17%)	(1029.17%)

_____________
(1)Loan and advances amounts are stated before deducting the allowance for loan losses.
Exchange Rate Sensitivity
At December 31, 2024, our total foreign exchange-denominated asset position was Ps.3,816,713 million and our total foreign exchange-denominated liability position was Ps.3,901,477 million, resulting in a net liabilities currency position of Ps.(84,764) million. For a description of foreign exchange risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk”.
Capital Requirements
As of December 31, 2024, we had consolidated excess capital of Ps.1,317,781.0 million pursuant to the Central Bank’s rules. At such date, total capital, subject to applicable deductions, amounted to Ps.2,298,928.7 million under the Argentine risk-based capital guidelines, which are based on the Basel Accord.
As of December 31, 2023, we had consolidated excess capital of Ps.1,750,821.2 million pursuant to the Central Bank’s rules. At such date, total capital, subject to applicable deductions, amounted to Ps 2,483,906.2 million under the Argentine risk-based capital guidelines, which are based on the Basel Accord.
As of December 31, 2024, we complied with the Central Bank’s capital requirements on a consolidated basis. See a description of the minimum capital requirements currently in effect in “Item 4. Information on the Company—F. The Argentine Banking System and Its Regulatory Framework”.
As of December 31, 2024, 2023 and 2022, our shareholders’ equity was Ps.2,615,827.2 million, Ps.3,080,856.8 million and Ps.2,450,756.8 million, respectively. At such dates, our ratio of average shareholders’ equity/average total assets was 20.33%, 20.84% and 17.14%, respectively.
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

	At December 31,
	2024	2023	2022

	(in thousands of pesos, except ratios and percentages)
Calculation of Excess Capital (1)
Allocated to assets at risk	724,705,937	483,634,440	477,235,196
Incremental minimum capital requirements originated in excesses in other regulations (2)	—	38,120,704	—
Credit risk	724,705,937	521,755,144	477,235,196
Market risk	2,505,620	14,236,921	10,042,935
Operational risk	253,936,068	197,092,938	191,918,265
Required minimum capital under Central Bank rules	981,147,625	733,085,003	679,196,396

Basic net worth	2,285,467,462	2,475,833,153	2,041,669,120
Complementary net worth	—	—	34,590,365
Minority interest	13,461,189	8,073,022	11,726,180
Total Capital under Central Bank rules	2,298,928,651	2,483,906,175	2,087,985,665

Excess capital	1,317,781,026	1,750,821,172	1,408,789,269

Selected Capital and Liquidity Ratios
Average stockholders' equity as a percentage of average total assets (3)	20.33%	20.84%	17.14%
Total Liabilities as a multiple of total stockholders' equity	4.63x	3.32x	4.40x
Cash and due from banks as a percentage of total deposits	28.43%	31.40%	22.54%
Liquid assets as a percentage of total deposits (4)	54.15%	59.53%	73.96%
Loans as a percentage of total assets	51.21%	32.33%	36.74%
_____________
(1)See “Item 4. Information on the Company—F. The Argentine Banking System and Its Regulatory Framework—Capital Adequacy Requirements” for a discussion of the Central Bank’s capital requirements.
(2)The increase in the minimum capital credit risk requirement results from the failure to comply with the maximum limit established by the BCRA for financing to the non-financial public sector for 15 days in December 2023. According to the provisions of the regulations, this non-compliance results in an increase in the minimum capital requirement for credit risk by an amount equivalent to 100% of the excess of the ratio, from the month in which the defaults are first registered and for as long as they remain. In the case of credit ratios, the calculation of the set-aside shall be made on the basis of the monthly average of the daily excesses. As of the date of this annual report on Form 20-F, the aforementioned situation has been regularized.
(3)Average shareholders’ equity and average total assets computed as the average of period-beginning and period-ending balances.
(4)At December 31, 2024, 2023 and 2022, “Liquid Assets” includes cash and cash equivalents and financial assets at fair value through profit or loss.
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

Credit Ratings
The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of and reduce our market access to debt financing. See “Item 3. Key Information—D. Risk Factors-Risks Relating to the Argentine Financial System and to BBVA Argentina—Our credit ratings depend on Argentine sovereign credit ratings, and such dependence limits our access to international financial markets”.
S&P Global Ratings
S&P Global Ratings has issued during 2022, 2023, 2024 and through the date of this annual report on Form 20-F, in respect of BBVA Argentina, local long-term institutional ratings ranging from raBBB- to raB+ and short-term institutional ratings ranging from raA-3 to raB. As of the date of this annual report on Form 20-F. S&P Global Ratings current long-term institutional rating of BBVA Argentina is raB+ and short-term institutional rating of BBVA Argentina is raB, with a stable outlook.
Fix SCR
During 2022, 2023, 2024 and through the date of this annual report on Form 20-F, Fix SCR’s long-term national credit rating of BBVA Argentina has been AAA(arg), short-term national credit rating of BBVA Argentina has been A1+(arg) and the rating of BBVA Argentina’s corporate bonds program has been AAA(arg). As of the date of this annual report on Form 20-F, Fix SCR’s outlook with respect to BBVA Argentina’s ratings is stable.
Fitch Ratings
Fitch Ratings has issued during 2022, 2023, 2024 and through the date of this annual report on Form 20-F, in respect of BBVA Argentina, foreign currency long-term ratings ranging from CCC- to CCC, local currency long-term ratings ranging from CCC- to CCC, and viability ratings ranging from ccc- to ccc. As of the date of this annual report on Form 20-F, Fitch Ratings’ foreign currency long-term rating of BBVA Argentina is CCC, local currency long-term rating of BBVA Argentina is CCC and BBVA Argentina’s viability rating is ccc.
C.Research and Development, Patents and Licenses
We incur research and development expenses in connection with IT systems. The amount spent during each of the last three years was not material and we hold no material patents and do not license to others any of our intellectual property.
We are currently in the process of implementing the investment plan to strengthen the technological infrastructure (data processing, management, deployment of communication schemes, support for electronic channel platforms, information security management and asset protection) to cover the current and future demand for these services, supporting business growth.
D.Trend Information
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

Trends related to the international and local scenario
The global economy is currently facing a number of extraordinary challenges. The war between Ukraine and Russia and armed conflicts and political instability in the Middle East have led to significant disruption, instability and volatility in global markets, particularly in energy markets. Uncertainty about the future development of these or new conflicts is high.

One of the main risks is that they could generate new supply shocks, pushing growth downward and inflation upward (including by contributing to increases in the prices of oil, gas and other commodities and disrupting supply chains), and paving the way for macroeconomic and financial instability episodes.
Geopolitical and economic risks have also increased in recent years as a result of trade tensions between the United States and China, Brexit and the rise of populism, among other factors. Further, the policies to be adopted by the new U.S. government are an additional source of uncertainty for the global economy. During February and March 2025, the U.S. government imposed certain tariffs (some of which were subsequently delayed) on imports from Canada, Mexico, China and the European Union, which resulted in the adoption of retaliatory tariffs. These and other policies of the new administration—including fiscal, regulatory, industrial or foreign policies—could slow U.S. or global economic growth (especially, if they give rise to trade wars), increase inflation, affect interest rates or otherwise increase financial and macroeconomic instability.
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
In terms of regulatory environment affecting the financial system, the Central Bank has significantly reduced the restrictions affecting liquidity reserve requirements and floors and caps for interest rates. We expect the Central Bank to continue this deregulatory trend in 2025.
Trends related to BBVA Argentina
Although Argentine GDP decreased approximately 1.7% in 2024, the economic plan implemented by the Milei administration resulted in a primary fiscal surplus of 1.8% primarily due to a lower level of public spending, with inflation falling to 117.8% from 211.4% in 2023. Inflation is expected to continue its downward trend in 2025, with GDP expected to grow.
The economic plan implemented by the Milei administration has increased faith in Argentine debt and equity securities , which performed very well during 2024, and benefited the peso. The Central Bank was able to purchase foreign reserves, even though the net balance, considering short-term liabilities, remained negative as of December 31, 2024, and significantly reduced the monetary policy rate from 133% in 2023 to 32% in December 2024.
After years of stagnation, loans in local currency started to grow in real terms from May 2024 both in the retail and commercial segments, and loans in foreign currency also increased during the year.
In terms of funding, peso and foreign-denominated deposits showed different behaviors. While US$ deposits doubled, fostered by the tax amnesty implemented by the Milei administration, peso deposits remained stable in real terms, as the Central Bank stopped issuing money to finance the public deficit. BBVA Argentina gained market share in deposits in both currencies, primarily in pesos, supported by a strong performance in commercial time deposits. BBVA Argentina seeks to continue to increase its respective loan and deposit market shares in 2025.
Additionally, in the second half of 2024, BBVA Argentina returned to the debt markets for the first time since 2019 through the issuance of three corporate bonds, Class 29, Class 30 and Class 31, for a total outstanding amount of Ps. 77 billion, all of them denominated in pesos and with a maturity of less than one year. We aim to undertake additional issuances in the coming years.
Liquidity in our balance sheet in both peso and US$ remained strong, although at lower levels than in 2023 as a result of an increased demand of loans. We aim to continue to hold robust liquidity levels in 2025.

As inflation has begun to decrease and interest rates have turned positive in real terms, BBVA Argentina has started to decrease its portfolio of inflation-adjusted sovereign bonds.
BBVA Argentina continued to show strong levels of solvency (total capital ratio around 20%), with a comfortable level of excess over minimum capital requirements.
Finally, BBVA Argentina is adapting its business model to increase its focus on lending to the private sector as opposed to lending to the public sector as a result of the Argentine government decision to progressively reduce its borrowings from the financial sector, including from BBVA Argentina, to reduce Argentina’s fiscal deficit.
BBVA Argentina seeks to keep the strong pace it has shown during the last years in terms of customer growth (both commercial and retail) and its digitalization strategy, as the transformation process in which BBVA Argentina embarked a few years ago is a key component of our strategy. In this sense, BBVA Argentina expects to focus on tools like Net Promoter Score, which provides us information regarding the degree of satisfaction of our customers with our service in order to continue to improve our services. Regarding our digitalization strategy, the accelerated adoption of digital tools by our customers that began in 2020, has consolidated through the last couple of years. We expect to continue to develop new features and tools to improve our customers’ financial health. These are developed collaboratively among the countries in which the BBVA Group platform has been implemented, generating global synergies in the development of new features and the response to market.
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
Argentina continues to pursue the CO2 emissions reduction which began in 2015, although there is still a long way to go. A World Bank study showed droughts and floods as major climate risk factors in Argentina, due to their strong impact on agricultural output and poverty, respectively. The environmental agenda should include structural measures to achieve the challenging goals proposed in the Paris agreement.
E. Critical Accounting Estimates
Not Applicable.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
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
The table below indicates the names of the current members of our Board, their present position in the Board, their business background and the date of expiration of the period for which they were elected. According to regulation, the members of the Board whose appointment expired in December 2024, will remain as members of the Board at least until the next shareholders’ meeting.

Name	Current Term Ends	Current Position	Date of Birth	Present principal occupations and business experience

Lorenzo de Cristóbal de Nicolás (*)	December 2026	Chairman	11/29/1964
Present principal occupation: regular director at BBVA Argentina.
Business experience: Head of Options Desk at Bank of America in Madrid and held various executive positions at BBVA, such as: Director of Global Portfolio Management; Head of Market Risks; Director of Guaranteed and Quantitative Funds and Investment Director at BBVA Asset Management.
Mr. de Cristóbal de Nicolás was elected Director in April 2022.

Jorge Delfín Luna	December 2025	First Vice Chairman	11/17/1958
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
Mr. Luna was elected Director in March 2017.

Francisco Javier Pérez Cardete (*)	December 2025	Second Vice Chairman	02/19/1961
Present principal occupation: regular director at BBVA Argentina.
Business experience: South and East territorial director at BBVA; area director at BBVA; and risk responsible of Valencia at BBVA
Mr. Javier Pérez Cardete was elected Director in April 2016.

Adriana M. Fernández de Melero (*)	December 2025	Regular Director	04/02/1961
Present principal occupation: regular director at BBVA Argentina.
Business experience: in charge of profitability analyses and financial planning at Banco Español; development and planning human resources manager at Banco de Crédito Argentino; human resources administration manager at BBVA Argentina; organization manager and productivity at BBVA Argentina; development business manager at BBVA Argentina; director of corporate development and transformation BBVA Argentina; presidential advisor at Banco Provincia.
Ms. Melero was elected Director in March 2017.

Ernesto Mario San Gil (*)	December 2026	Regular Director	02/21/1957
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
Business experience: CFO at BBVA; financial staff country monitoring at BBVA; Chief Strategy and Finance Officer at BBVA; Chief Financial Officer at Banco Provincial (BBVA Group); Head of the Finance Area Coordination Department for the Latam Group at BBVA; Chief Financial Planning Officer at Credilogros Compañía Financiera; and Chief Financial Officer at Corp Banca Argentina.
Mr. Mazzolini was elected Director in March 2017.

Gabriel Alberto Chaufán	December 2026	Regular Director	02/14/1966
Present principal occupation: regular director at BBVA Argentina, PSA Finance Argentina Compañía Financiera S.A., Rombo Compañía Financiera S.A. and BBVA Uruguay S.A.; Chairman at BBVA Seguros Argentina S.A. and Alternate Director at Volkswagen Financial Services Compañía Financiera S.A.

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

Mr. Chaufán was elected Director in April 2019.

Gustavo Fabián Alonso (*)	December 2024	Alternate Director	07/02/1964
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
Mr. Elizalde was elected Director in April 2023.

Name	Current Term Ends	Current Position	Date of Birth	Present principal occupations and business experience

Ignacio Javier Lacasta Casado	December 2024	Alternate Director	02/24/1962
Present principal occupation: alternate director at BBVA Argentina.
Business experience: Chairman at BBVA Forum (Chile Consumer Credit Society); Vice President at BBVA Peru; BBVA Provincial (Venezuela) and BBVA Chile and Director at BBVA Mexico. He held various executive positions at the BBVA Group, such as: Head of Business Monitoring, Deputy Director General, Retail Banking Manager and Country Manager at BBVA Chile.

Mr. Lacasta Casado was elected Director in April 2024.

_____________
(*)Qualify as independent directors according to the independence criteria set forth by General Resolution No. 622 of the CNV.

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
At the ordinary and extraordinary shareholders’ meeting held on April 26, 2024, Ignacio Javier Lacasta Casado was elected as Alternate Director.
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

Name	First Appointed	Current Position	Date of Birth	Background and Business Experience

Jorge Alberto Bledel	2024	Chief Executive Officer	01/04/1980
Work Experience: Director of Business Development for South America at BBVA Spain; Business Development Director, Digital Banking and Transformation Director, Innovation and Business Models Manager, Investment and Insurance Manager, Asset Management Manager, Portfolio Manager, all at BBVA Argentina; Director at Prisma Medios de Pago S.A., Volkswagen Financial Services Compañía Financiera S.A., Neón (Brazil) and Openpay (Mexico).

Mr. Bledel joined the Bank in 2001.

Carmen Morillo Arroyo	2022	Chief Financial Officer	03/14/1976
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
Mr. Alvarez joined the Bank in 1994.

Pablo Hernan Jordan	2024	Director, Business Banking	06/13/1977
Work Experience: Chief Commercial Officer at BBVA Argentina since October 2021. Previously, he served as Business Coordination Manager, Territorial Manager, Commercial Banking Manager, Deputy Territorial Manager for Retail Banking, Territorial Commercial Assistant, VIP Executive and Individual Banking Officer, all positions at BBVA Argentina; Director at Volkswagen Financial Services Compañía Financiera S.A.

Mr. Jordan joined the Bank in 1998.

Adrián Diego Alabaster	2024	Director, Retail Banking	10/20/1971	Work Experience: Head of Business Execution and Head of Models, Servicing and Quality at BBVA Argentina. Mr. Alabaster joined the Bank in 1999.

Vanesa Erica Bories	2024	Director, Talent & Culture	07/27/1972
Work Experience: Head of Compensation, Organization, Administration, Payroll, and SAE in the Talent and Culture Department; Head of Country Manager’s Office; Head of Investor Relations and Planning; Head of Commercial Intelligence; Head of Management Schemes and Network Analysis in the Business Development Management of the Commercial Department; all at BBVA Argentina.

Ms. Bories joined the Bank in 1997.

Name	First Appointed	Current Position	Date of Birth	Background and Business Experience

María Verónica Incera	2023	Director, Corporate & Investment Banking	05/14/1970
Work Experience: Head of Global Clients in the United States, having corporate governance responsibilities for the BBVA NY Branch; Industry Banker for Consumers. Before joining BBVA, she worked for Credit Agricole in Argentina and New York, where she held various positions.
Ms. Incera joined the Bank in 2023.

Gerardo Fiandrino	2015	Director, Risks	11/11/1965
Work Experience: retail banking director for South América at BBVA; wholesale banking director for South América at BBVA; retail risks manager at BBVA Argentina; wholesales and corporate manager at BBVA Argentina; admission and control manager at BBVA Argentina; control and operational risks manager at BBVA Argentina; director at Rombo Compañía Financiera S.A.; alternate director at PSA Finance Argentina Compañía Financiera S.A.; portfolio control manager at Banco de Crédito Argentino; and senior investment banking officer at Banco de Crédito Argentino.
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
Mr. González Correas joined the Bank in 2008.

Beatriz Francia Guerrero	2025	Chief Internal Control and Compliance Officer	11/12/1981
Work Experience: Head of Regulation, Internal Control and Compliance at BBVA Uruguay; Head of the Customer Compliance Discipline, before Responsible for the Customer Compliance subunit, both in the Global Compliance Unit, within the Regulation and Internal Control Area; Regulatory Compliance Team Leader; Technician at the Bastanteos, Oficios and Testamentary Center, all at BBVA.

Ms. Francia Guerrero joined the Bank in 2025.

The service agreements of the directors and the executive officers of the Bank do not provide for benefits upon termination of employment except as described in “—B. Compensation” below.
B.Compensation

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

The aggregate amount of compensation paid by the Bank and its subsidiaries during the fiscal year ended December 31, 2024 to all directors and officers for services in all capacities, including salaries and bonuses, was Ps.20,022,293 million. This amount also included compensation accrued during 2023 and paid in 2024. We hereby confirm that disclosure of the directors individual compensation is not required under Argentine law. Moreover, Argentine legislation requires approval of an aggregate amount of Director’s compensation in the annual ordinary shareholders’ meeting.

During the fiscal year ended December 31, 2024 and 2023, the Bank did not pay, set aside or accrue any amount as contribution to pension plans.
C.Board practices
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
At the ordinary and extraordinary shareholders’ meeting of BBVA Argentina held on April 26, 2024, the following members were appointed to the Supervisory Committee:

Expiration of term
Regular	Gonzalo José Vidal Devoto	December 31, 2024
	Vanesa Claudia Rodríguez	December 31, 2024
	Marcelino Agustín Cornejo	December 31, 2024

Alternate	Lorena Claudia Yansenson	December 31, 2024
	Magdalena Laudignon	December 31, 2024
	Julieta Paula Pariso	December 31, 2024
Both the regular and alternate members of the Supervisory Committee as of December 31, 2024 had represented, in their capacity as lawyers, to the Bank that: (a) they performed or were prepared to perform the function of legal advisors with the professional independence required by technical resolution No. 15 of the Argentine federation of professional councils in economic sciences; (b) they were members of Biscardi & Asociados S.R.L. and qualified as “independent” according to General Resolution No. 622 (New Text 2013), and (c) they disclosed all the information required by the CNV regarding their professional relations with the Bank.
Below is some background information of the current members of the Supervisory Committee.
•Gonzalo José Vidal Devoto: Lawyer, member of Biscardi & Asociados S.R.L.; regular member of the Supervisory Committee of Bimbo de Argentina S.A.; Rombo Compañía Financiera S.A.; Banco BBVA Argentina S.A.; BBVA Broker S.A.; BBVA Consolidar Seguros S.A; Consolidar AFJP (undergoing liquidation proceedings); Centro Automotores S.A.; Centro del Norte S.A.; Cormasa S.A.; Courtage S.A.; Orazul Generating S.A.; Orazul Energy Southern Cone S.R.L.; INC S.A.; Plan Rombo S.A. de Ahorro para Fines Determinados; Santista Argentina S.A.; VTV Norte S.A.; Banco de Servicios Financieros S.A.; Alimentos Valente Argentina AVA S.A.; Rombo Compañía Financiera S.A.; Renault Argentina S.A.; VTV Metropolitana S.A.; Bimbo Frozen Argentina S.A. and Metalurgica Tandil S.A. He serves as an alternate member of the supervisory committee in: Consultatio Asset Management Gerente de Fondos Comunes de Inversión S.A.; Volkswagen Financial Services Compañía Financiera S.A.; Orazul Energy Cerros Colorados S.A. and Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversion S.A.
•Vanesa Claudia Rodríguez, Senior Lawyer at Biscardi & Asociados S.R.L.; she is in charge of the corporate law area of the firm. From that position, she advises firms such as Compañía de Alimentos Fargo S.A., GDC Argentina S.A.,

Pandurata Argentina S.A., Daikin Air Conditioning Argentina S.A. (among others), in all matters related to corporate advice for companies. She worked at the Sáenz Valiente & Asociados Law Firm as a lawyer, and later as an associate, advising clients such as Grupo Clarín, Cablevisión S.A., Artear and AGEA, among others. Mrs. Rodríguez graduated from the National School of Commerce of Formosa with the title of commercial expert and later graduated as a lawyer at the Universidad Católica Argentina with diploma of honor. She specialized in Corporate Law at the Universidad Notarial Argentina, also pursuing postgraduate degrees at UADE and at the Universidad Católica Argentina. She also completed the Master of Laws at New York University (NYU), being admitted to practice law in the state of New York. She is a Professor of Private International Law at the Universidad Católica Argentina and UCES, a professor in Compliance specialization courses and a member of the Institute of Private International Law of the Bar Association of Buenos Aires.
•Marcelino Agustín Cornejo: Lawyer, member of Biscardi & Asociados S.R.L.; Academic Director of the Diploma in Public Management UNAB; Constitutional Law Teaching Assistant; Legal representative at Estudio Arrizabalaga, Biscardi & Asociados; INSSJP Legal Technical Secretary. He currently holds the position of regular member of the Supervisory Committee at: Banco BBVA Argentina S.A.; BBVA Broker S.A.; BBVA Consolidar Seguros S.A.; CONSOLIDATE AFJP S.A. (on sale); Rombo Compañía Financiera S.A.; FARGO FOOD COMPANY S.A. He serves as deputy member of the Supervisory Committee at Volkswagen Financial Services Compañía Financiera S.A. and PSA Finance Argentina Compañía Financiera S.A. Mr. Marcelino Agustin Cornejo studied Law with a focus on Public Administrative Law at the Universidad de Buenos Aires, completed a master’s degree in Economic Administrative Law (UCA) and obtained a specialization in Constitutional Law (UCASAL).
•Julieta Paula Pariso: Lawyer, member of Biscardi & Asociados S.R.L.; regular member of the Supervisory Committee of: BBVA Broker S.A. Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; Daikin Air Conditioning Argentina S.A.; Rombo Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Courtage S.A.; Orazul Energy Cerros Colorados S.A.; Orazul Generating S.A.; Orazul Energy Southern Cone S.R.L.; Industrial Valores S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados; Santista Argentina S.A.; VTV Norte S.A.; Banco de Servicios Financieros S.A.; VTV Metropolitana S.A.; INC S.A. Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A. and Volkswagen Financial Services Compañía Financiera S.A.
•Lorena Claudia Yansenson: Lawyer, member of Biscardi & Asociados S.R.L.; alternate member of the Supervisory Committee of Bimbo de Argentina S.A.; Rombo Compañía Financiera S.A.; Banco BBVA Argentina S.A.; BBVA Broker S.A.; Consolidar Seguros S.A.; Consolidar AFJP(undergoing liquidation proceedings); Centro Automotores S.A.; Centro del Norte S.A.; Cormasa S.A.; Courtage S.A.; Orazul Generating S.A.; Orazul Energy Southern Cone S.R.L.; INC S.A.; Plan Rombo S.A. de Ahorro para Fines Determinados; Renault Argentina S.A.; Santista Argentina S.A.; VTV Norte S.A.; Banco de Servicios Financieros S.A.; Alimentos Valente Argentina AVA S.A.; VTV Metropolitana S.A.; Bimbo Frozen Argentina S.A. and Metalurgica Tandil S.A.
•Magdalena Laudignon: Lawyer in the litigation sector at Biscardi & Asociados S.R.L.; Independent lawyer at private law firm; Paid intern at Covelia S.A. Miss Laudignon received a Bilingual Bachelor’s degree with a Humanities Orientation from Highlands School. She later received her law degree from the Argentine Catholic University, where she also completed a Master’s Degree in Civil Property Law.
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
The Audit Committee’s duties are set forth below:
1.Internal Control Environment and Financial Statements:
•Monitor the proper operation of internal controls and the development and publication of the administrative and accounting system.
•Ensure the consistency and integrity of all the documentation provided to the market.
•Evaluate observations on internal control weaknesses found by auditors and by comptroller bodies.
•Submit to the Board, at the time of publication of the year-end financial statements, a report on the status of the internal control system.
•Know and monitor the internal control environment and the controls that cover the main risks to which the Bank is exposed.
•Hold meetings with the Management Division for the purpose of reporting on the Bank’s exposure to the relevant risks.
•To know the results of the reports that the Bank’s Supervisory Committee and the different control committees established by the Central Bank issue in compliance with their duties.
•To engage independent counsel and other advisors as it deems necessary to carry out its duties, for which the Bank shall ensure that the Audit Committee has sufficient funding.
2.Internal Audit:
•Propose to the Board the selection, appointment, re-election and separation of the person responsible for the Internal Audit duty, on the basis of the candidates shortlisted within the executive scope by the Talent and Culture area.
•Oversee the independence, effectiveness and development of the Internal Audit function.
•Review and approve the annual work program and the reports issued by the Bank’s internal audit area, as well as its level of compliance, ensuring that it has adequate resources to carry out its duties and functions in the entity.
•Ensure that the Internal Audit is provided with the material and human resources necessary for the effective discharge of its functions, both in terms of staff, as well as material elements, systems, procedures and performance manuals.
•Analyze and, where appropriate, approve the annual work plan of the Internal Audit, as well as those additional plans of an occasional or specific nature to be implemented for reasons of regulatory changes or for the needs of the Bank’s business organization.
•Receive monthly information from the head of the Internal Audit on the activities carried out, as well as on incidents and obstacles that may arise and verify that the Senior Management takes into account the conclusions and recommendations of its reports. Similarly, monitor such plans, with the possibility to delegate to the Chairman the performance of preparatory tasks to facilitate the work of the Committee. In the event of substantial deviations in the timing of the implementation of the actions provided for in the plans, or in the scope of the reviews, the Audit Committee shall be informed of the reasons for such deviations by submitting for approval such amendments as may be appropriate to the plans of the Internal Audit.

Notwithstanding the foregoing, the head of the Internal Audit shall also report to the Board in full, as often as appropriate, on the activities carried out by the Internal Audit department.
•To know the degree of compliance by the audited units with the corrective measures recommended by the Internal Audit in previous actions, and to report to the Board of Directors cases that may pose a relevant risk to the Bank.
•The Committee shall be informed of irregularities, anomalies or non-compliances that the Internal Audit department has detected in the course of its proceedings, provided that they are relevant. “Relevant” means those that may cause significant and material impact or damage to the Bank’s assets, results, or reputation, the assessment of which shall be at the discretion of the Internal Audit department.
3.External Audit:
•Review the external auditors’ plans, assess their performance and provide an opinion thereon in its Annual Management Report.
•Analyze the reasonableness of the fees billed by external auditors.
•Request the external auditor to report to the Audit Committee any relevant fact that has a significant impact on the Bank’s assets, results, or reputation, or that constitutes a relevant weakness in its internal controls.
•Meet with management and external auditors to discuss the annual and interim financial statements.
•Provide the mechanisms for the reports to be presented by the external and internal auditors of financial institutions to be presented in a timely manner.
•When shareholders representing not less than 5% of the share capital, request the Bank to appoint an external auditor proposed by them for the performance of one or more particular tasks, the Audit Committee shall previously issue an opinion and inform the CNV.
4.Issuance and Share Plans and Acquisition of Own Shares, Directors´ Fees:
•Give an opinion and make it public, on the compliance with legal requirements and on the reasonableness of the conditions for the issuance of shares or convertible securities in the event of a capital increase with exclusion or limitation preferred subscription rights.
•Issue a report prior to any decision of the Board of Directors to acquire the Bank’s own shares.
•Give an opinion on the reasonableness of the proposals made by the Board of Directors on fees and stock options plans for the Bank’s directors and managers.
5.Transactions with Related Parties and Conflict of Interest:
•Ensure that transactions between related parties are carried out in accordance with the provisions of Law No. 26,831, issuing an informed opinion regarding transactions with related parties in the established and specifically required cases.
•It shall immediately provide the market with full information on transactions in which there is or may be a conflict of interest between the Bank and members who participate in the corporate bodies or controlling shareholders of the Bank.
6.Standards of Conduct:
•Investigate the irregular behavior or that which may not be in conformity with the applicable regulations or with the BBVA Argentina Code of Conduct.
•Review the Bank’s rules of conduct, ensure that they are properly disseminated to all the Bank’s staff and verify compliance with those rules of conduct.
•Establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

7.Action Plan and relationship with regulatory authorities:
•Annually present an action plan for the year, which will be submitted to the Board of Directors and the Supervisory Committee within 60 calendar days from the beginning of the financial year, in which it shall inform the treatment given during the year to the questions within its competence as provided for in Article 18 of Chapter III of the CNV Rules.
•Maintain constant communication with the Superintendence’s officers responsible for the control of the Bank in order to know their concerns, the problems detected in the inspections carried out and the actions for their solution.
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
Nomination and Remunerations Committee
According to the Board’s resolution dated January 12, 2024, the composition of the Bank’s Nomination and Remunerations Committee is as follows:

Members:	Adriana Fernández de Melero
Jorge Delfín Luna
Gabriel Alberto Chaufán

Guest members:	Vanesa Bories
Eduardo González Correas
Its main purpose is to provide information and advice regarding the nomination and compensations of directors and executive officers. Its main functions are to:
•establish the requirements for the appointments of directors and executive officers;
•approve training programs for directors and executive officers;
•approve policies and criteria for the evaluation of performances of directors and executive officers;
•annually inform the Board of Directors of the criteria enforced to determine the compensation of directors and executive officers; and
•state the policies for the promotion, layoff, suspension and retirement of directors and executive officers.
Special Committees of the Bank’s Management
The Bank has the following special committees:
•Management Committee
As of the date of this annual report, the Management Committee consists of: (i) Jorge Alberto Bledel; (ii) Pablo Hernan Jordan; (iii) Adrián Alabaster; (iv) Vanesa Bories; (v) Carmen Morillo Arroyo; (vi) Gerardo Fiandrino; (vii) Leandro Alvarez; (viii) María Verónica Incera; (ix) Eduardo González Correas and (x) Beatriz Francia Guerrero.
The obligations of the Management Committee are to: (i) establish the business and investment strategies, the general risks policies, and the human resources policies of the Bank and cooperate with the General Manager in their implementation; (ii) delegate powers to other officers; (iii) analyze and approve the general annual budget, monitor its evolution and determine corrective measures according to internal and market variables and (iv) create business synergies with other companies of the BBVA Group.

The Management Committee meets monthly.
•Information Technology Committee
The Information Technology Committee assists the Board of Directors to oversight the technological risk and cybersecurity management and in monitoring the technological and cybersecurity strategy and is responsible for the institutional treatment of the policies, goals and planning of the information systems area, and as of the date of this annual report consists of: (i) Leandro Alvarez; (ii) Gabriel Alberto Chaufán; (iii) Adriana María Fernández de Melero; (iv) Analía González; (v) Daniel Neme; (vi) Atilio Lucarelli; (vii) Germán Guarine; (viii) Marcelo Palmero; (ix) Tomás Rebagliatti; (x) Leonardo Rojas; and (xi) Gabriela Molinengo. The Information Technology Committee meets quarterly.
•Disclosure Committee
As of the date of this annual report, the Disclosure Committee consists of: (i) the Chief Financial Officer, Carmen Morillo; (ii) the legal services director, Eduardo González; (iii) the accounting manager, Carlos Reinaudo; (iv) the ALM country Head, Diego Cesarini; (v) the Investor Relations Front Manager I, Belén Fourcade; (vi) the risks director, Gerardo Fiandrino; (vii) the Legal Financial & Banking Business Country Head, Rocío Carreras and (viii) the Head of Secretary of the Board of Directors, Gabriela Verónica Valdez.
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
•Asset Laundering and Terrorism Financing Prevention Committee
The Asset Laundering and Terrorism Financing Prevention Committee as of the date of this annual report consists of: (i) two directors, Gabriel Alberto Chaufán, who is the compliance officer on money laundering prevention before the anti-money laundering organism (Unidad de Información Financiera) and Gustavo Alberto Mazzolini; (ii) the compliance director, Beatriz Francia Guerrero; (iii) the official in charge of the compliance area processes, Adriana Scorza and (iv) the responsible for the money laundering prevention area, Federico Maliandi.
In order to comply with its control and prevention purposes, the Asset Laundering and Terrorism Financing Prevention Committee assumes the following responsibilities:
-to deal with all matters related to the prevention of terrorism assets laundering and financing;
-to define operational policies and continuously monitor their degree of advancement; and
-to assign duties to the different areas involved.
Each member assumes the following functions:
-to render his or her area of activity more sensitive as to the importance of preventing terrorism assets laundering and financing;
-to detect any relevant situation which may occur in his or her area;
-to analyze any new product or service and evaluate potential asset laundering risks; and
-to assume the necessary commitments in his or her area in order to implement prevention systems in coordination with the officer responsible for asset laundering prevention.
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

•Compliance Committee
The Compliance Committee consists of: (i) the executive director, Jorge Alberto Bledel; (ii) the compliance director, Beatriz Francia Guerrero; (iii) the Business Banking director, Pablo Hernán Jordan; (iv) the Chief Financial Officer, Carmen Morillo; (v) the legal services director, Eduardo González; (vi) the risks director, Gerardo Fiandrino and (vii) the internal audit director, Ana Karina Ortiz Cuéllar, who attends as an observer with voice but without vote.
The main functions of the Compliance Committee are to:
-set action plans and continuously review their progress;
-contribute to preserve the corporate integrity of BBVA Argentina, ensuring the effective application of the Code of Conduct and the Regulations of Conduct in the Capital Markets;
-encourage and promote a culture of ethics and integrity, promote the adoption of necessary measures to resolve queries, concerns, suggestions in relation to compliance and application of the Code of Conduct as well as ethically questionable actions that may arise in the context of the Bank’s operations;
-promote and monitor the operation and effectiveness of the Whistleblower Channel and the review of its most significant cases;
-ensure compliance with the provisions of the Protection of Users of Financial Services, considering the claims submitted by users and adopting actions that mitigate their occurrence;
-assume the necessary commitments and agree on actions to carry out prevention systems, in coordination with the Responsible for Asset Laundering and Terrorism Financing Prevention; and
-promote training and raise awareness about the importance of compliance with the Code of Conduct and the Compliance Committee’s actions.
The Compliance Committee meets on a monthly basis.
•Risk Management Committee
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
The main purpose of the Risks Management Committee is to:
-approve any transactions and financial programs of clients which exceed the powers granted to the credit risk, financial institutions and issuer risk committee, and any other matter solved outside the regional scope. Any and all transactions which may result special or exceptional may be dealt with by such committee;
-approve refinancing, cancellations and penalties for individual or corporate clients;
-approve the operations of non-delegated risks (risks concerning means of communications, public importance, political parties, trade unions or associated companies of the Bank or its members);
-treat the proposal for delegation of powers that will then be submitted to the Board for approval;
-approve the Specific Risk Management Framework annually and periodically monitor the evolution of the metrics defined therein;
-define and approve the necessary strategies, manuals, policies, practices and procedures to identify, evaluate, measure and handle the risks to which the entity is exposed to (credit, market, structure, liquidity, operational risks, among others);
-approve credit policies, rating tools and models and campaigns of pre-approved items or massive campaigns);
-approve the limits of asset allocation and stress tests;
-call the Crisis Committee if necessary;

-submit to the Board those issues required by the local regulator;
-presentation and analysis of periodic management reports, which must subsequently be submitted to Senior Management and the Board. These reports should include the main aspects of the management of all the risks of the entity;
-approve quarterly the prioritization of SDA projects (Intradominium refinement); and
-monthly review of IFRS 9 sanitation according to IFRS 9 methodology.
•Corporate Assurance Committee
As of the date hereof, the Corporate Assurance Committee consists of the executive director as Chairman, the members of the Management Committee as permanent participants and the Secretary of the Committee, which is the non-Financial Risk Manager.
The main functions of this committee are:
-to promote and ensure the effectiveness of the control model and the necessary culture of transparency and self-criticism;
-to ensure the implementation and maintenance of the corporate assurance model within the BBVA Group entities;
-to prioritize control weaknesses identified by the expert areas and the internal audit bureau regarding adequacy, appropriateness and timeliness of the proposed remedial actions;
-to ensure that experts activities are carried out with self-criticism and transparency;
-to understand, evaluate, and assign responsibilities for managing risks that are submitted for consideration;
-to give timely follow up on agreed action plans to mitigate risks;
-to communicate to specialists and business units all decisions;
-to promote awareness of the operational risk model, as well as the dissemination of corporate policies governing the matter;
-to solve and take decisions regarding the operational risk, required by its materiality or importance;
-to ensure the implementation of the operational risk model and facilitate proper management for operational risks related to BBVA Argentina business;
-to supervise the proper implementation of tools and model methodology; and
-to deal with any matter that enhances the quality and reliability of BBVA Argentina internal controls and its affiliated companies.
Meetings of the Corporate Assurance Committee may be ordinary and extraordinary. The former, are held on a quarterly basis, summoned in advance by the secretary. The latter are held when summoned by the secretary or upon the request of one or more members of the committee when special circumstances so require it.
•Assets and Liabilities Committee
The Assets and Liabilities Committee consists of: (i) the executive director, Jorge Alberto Bledel; (ii) the retail banking director, Adrián Diego Alabaster ; (iii) the Chief Financial Officer, Carmen Morillo Arroyo; (iv) the risks director, Gerardo Fiandrino; (v) the business banking director, Pablo Hernán Jordan; (vi) the corporate & investment banking director, María Verónica Incera; (vii) the Financial Management Manager, Diego Cesarini, all of them as permanent participants; (viii) the BBVA Research director, Marcos Dal Bianco; and (ix) the financial risks manager, reporting and sustainability, Ezequiel Bulos, all of them as guests.
The main functions of this committee are:
-to monitor macroeconomic variables;
-to analyze and discuss domestic and foreign market conditions and forecast any potential impact on the Bank’s structural risks;

-to monitor and control limits and liquidity alerts, rates, change position and market risks, both internal and regulatory, and to define corrective actions if necessary;
-to analyze the historical evolution and projection of the balance sheet, deviations from budget, and comparison against the market and competition;
-to monitor the Bank’s excess liquidity, comparison of market and analysis of stress scenarios;
-to determine the resource allocation strategy;
-to determine price and products policy for assets and liabilities;
-to monitor the Bank’s financial margin and its main deviations;
-to determine the strategy to be applied for investments and surplus;
-to analyze risks associated with investments in the public sector;
-to analyze the historical and projected evolution of the capital position and projected dividends of the Bank; and
-to order financial or other analyzes deemed necessary to optimize management of the items mentioned above.
This committee meets on a monthly basis.
Also in compliance with resolutions of the Central Bank or other controlling bodies, the Bank has appointed different officers responsible for specific subjects, as detailed below:
-Responsible for Foreign Exchange Positions (Communication “A” 4246 BCRA)
Main Responsible Officer: Christian Angel Cavanagh Campos
Alternate Responsible Officer: Sofía Tedin
-Responsible for Foreign Exchange Control (Communication “A” 4246 BCRA)
Main Responsible Officer: Diego Rannazzo
Alternate Responsible Officer: Adolfo César Martinez Luque
-Responsible for costumer services in compliance with Communication “A” 5388 of BCRA,
Responsible Manager: Jorge Delfín Luna
Main Responsible Officer: Rubén Lemme
Alternate Responsible Officer: Beatriz Francia Guerrero / Carolina Noelia Guevara
-Responsible for the Liquidity Policy (Communication “A” 2879 BCRA):
Main Responsible Officer: Diego Cesarini
-Responsible for Information Systems (Communication “A” 2593 BCRA)
Main Responsible Officer: Carmen Morillo Arroyo
Alternate Responsible Officer: Adrián Diego Alabaster
-Responsible for Market Relations (Law No. 26,831)
Main Responsible Officer: Eduardo González Correas / Carmen Morillo Arroyo
Alternate Responsible Officers: Rocío Carreras / Diego Cesarini
-Compliance Officer on Money Laundering Prevention (Communication “A” 5004 BCRA):
Main Responsible Officer: Gabriel Alberto Chaufán
Alternate Responsible Officer: Gustavo Alberto Mazzolini Casas
-Security Responsible for Financial Entities (Communications “A” 5120 and 5132)
Main Responsible Officer: Juan Antonio Calderón
Alternate Responsible Officer: Victor Fabian Garibotto
Advisors
All internal legal advice is provided to the Bank by its own legal services department.

D.Employees
The following table shows the breakdown of our full-time payroll employees as of December 31, 2024, 2023 and 2022:

	As of December 31,
	2024	2023	2022
Main office	4,053	3,795	4,011
Branches	2,236	2,214	1,877
Total	6,289	6,009	5,888
Our employees are represented by a national bank union with optional membership. As of December 31, 2024, 2,267 employees were unionized. The union negotiates a collective bargaining agreement to establish minimum salaries for all of its members. We have not experienced any conflicts with the union for over 20 years and we consider relations with our employees to be satisfactory.
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
E.Share Ownership
As of February 28, 2025, none of our directors or senior executives owned shares or options on shares of BBVA Argentina.
F.Disclosure of a registrant’s action to recover erroneously awarded compensation
Not applicable
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 28, 2025, by each person who, to our knowledge, beneficially owned more than 5% of our ordinary shares as of such date. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned at February 28, 2025
Beneficial Owner	Number of Shares	Percentage of Shares Outstanding
Banco Bilbao Vizcaya Argentaria S.A.	245,154,707	40.01%
BBV América SL (1)	160,110,585	26.13%
The Bank of New York Mellon (2)	98,079,516	16.01%
Administración Nacional de Seguridad Social	43,279,620	7.06%
_____________
(1)BBV América SL, is under the control of BBVA.
(2)As holder agent of ADSs.
Our capital stock at December 31, 2024 was 612,710,079 shares. As of such date, BBVA had an equity interest in the Bank of 66.55%.

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
As of December 31, 2024, according to our records 16 holders of ordinary shares and 41 registered holders of ADSs (in accordance with the records of the Bank of New York Mellon (“BoNY”), as depositary for the ADSs) have an address in the United States, representing 17.80% of our issued and outstanding ordinary shares.
B.Related Party Transactions
The following table presents the aggregate amounts of total financial exposure of BBVA Argentina to related parties for the two-month period ended February 28, 2025 and for the fiscal year ended December 31, 2024. Related parties include controlled companies, controlling shareholders and entities under common control, key management and directors and associated entities.
The financings described below (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

	February 28, 2025					December 31, 2024
Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Controlled, Controlling and Under Common Control Entities
BBVA and subsidiaries	20,397,151	—	17,857,085	—	Guarantees given, correspondents and credit card loans	23,856,280	—	5,803,951	—	Guarantees given, credit card loans and correspondents
BBVA Asset Management S.A.U,	38,740,328	32.73%	38,740,328	32.73%	Other loans, credit card loans and equity investment	31,071,040	32.73%	31,071,040	32.73%	Other loans, credit card loans and equity investment
Consolidar AFJP S.A. (undergoing liquidation proceedings)	189,107	—	184,623	—	Other loans and equity investment	189,108	—	189,108	—	Guarantees given and investment
PSA Finance S.A.	77,604,875	54.98%	77,604,875	54.98%	Advances, call money, other loans and equity investment	75,514,117	119.97%	75,514,117	119.97%	Advances, credit card loans, call money, other loans and equity investment
BBVA Seguros Argentina S.A.	8,619,423	32.73%	8,619,423	32.73%	Credit card loans, other loans and equity investment	8,347,264	31.48%	8,295,271	32.57%	Credit card loans, other loans and equity investment
Openpay Argentina S.A.	1,573,254	33.58%	1,573,254	33.58%	Advances,credit card loans and equity investment	1,907,885	46.60%	754,110	51.58%	Credit card loans and equity investment
Volkswagen Financial Services S.A	125,502,092	43.45%	125,502,092	43.45%	Credit card loans, other loans, call money and equity investment	80,147,724	43.44%	80,147,724	43.44%	Advances, credit card loans, other loans, call money and equity investment
Associated Entities
Rombo Cia Financiera S.A.	27,548,811	119.97%	27,548,811	119.97%	Call money, other loans and equity investment	25,095,637	107.33%	25,095,637	107.33%	Call money, other loans and equity investment
Play Digital S.A.	4,471,445	43.01%	4,471,445	43.01%	Advances, Credit card loans and equity investment	4,109,952	50.95%	4,109,952	50.95%	Advances, credit card loans and equity investment
Key Management Personnel (3)	648,134	85.60%	648,134	85.60%	Credit card loans, personal loans, other loans, advances and real estate mortgage	549,933	81.27%	549,933	81.27%	Credit card loans, personal loans, other loans, advances and real estate mortgage
_____________
(1)Largest amount during the period indicated.
(2)In thousands of pesos.
(3)Key management personnel includes those having the authority and responsibility for planning, managing and controlling the Bank’s activities, whether directly or indirectly. Based on this definition, the Bank considers the members of the Board of Directors as key personnel.
The transactions included in this section (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.
As of December 31, 2024, the Bank did not have outstanding any financial assistance from BBVA.
C.Interest of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION

A.Financial Statements and Other Financial Information
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
In March 2023, the Court confirmed the decision.

On October 25, 2022 we were notified by the BCRA of the opening of several criminal proceedings against the Bank and certain of its directors and employees related to exchange operations carried out in alleged breach of the provisions of point 9 of Communication “A” 6770 BCRA (in relation to tickets associated with operations carried out between residents and the advanced payment of imports). The Central Bank proceeded to accumulate the different files and treat them as a single case. Depositions were filed by the Bank and all accused directors and employees. As of the date of this annual report on Form 20-F, the file is opened for submission of evidence.

In February 2024 we were notified of a summary proceeding instructed by the UIF against the Bank and the members of its Board of Directors and its compliance officer regarding alleged violations of the regulations for the prevention of money laundering. The Bank intends to also defend the interests of these parties and has presented a deposition in their defense. As of the date of this annual report on Form 20-F, the file is opened for submission of evidence.

Additionally, the Bank is involved in a number of proceedings whereby the Bank is challenging the constitutional nature of certain provisions of Argentine law that prevent the Bank from fully applying the inflation adjustment mechanism in certain of its tax returns. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Argentine Financial System and to BBVA Argentina—We may suffer adverse consequences related to our calculation of income tax for the years ended December 31, 2020 and 2022” and Note 11.6 to the Consolidated Financial Statements.
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
2.income (loss) arising from the revaluation of property, plant and equipment, intangible assets and investment properties;
3.net positive amount arising from the difference between the measurement at amortized cost and the fair market value recorded by the financial institution with respect to public debt instruments and/or monetary regulation instruments of the BCRA valued at amortized cost, adjustments to asset valuations: (i) notified by the Superintendence—whether or not accepted by the institution—and/or (ii) required by external auditing and, in both cases, pending accounting registration; and
4.preferential asset valuation exemptions granted by the Superintendence on a case-by-case basis, including adjustments for failure to implement agreed adequacy plans.
Amounts available for dividend distributions are determined pursuant to Argentine law and IFRS-BCRA. As a result, dividends may be paid when the Bank has no income as determined under IFRS-IASB and, conversely, dividends may not be payable even if the Bank has income as determined under IFRS-IASB.
Communication “A” 6886 provides that financial institutions must have the formal authorization of the BCRA before making dividend distributions. In such authorization process, the Superintendence will take into account, among other factors, the potential effects of the application of International Accounting Standards according to Communication “A” 6430 (point 5.5, of IFRS 9) and the restatement of financial statements provided by Communication “A” 6651.
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
By means of Communication “A” 7659 dated December 15, 2022, the Central Bank reinstated the suspension of profit distributions from January 1, 2023 to December 31, 2023.
By Communication “A” 7719 dated March 9, 2023, the Central Bank enabled financial entities with its prior authorization, to distribute dividends for up to 40% of their “distributable profit” in six equal, monthly and consecutive installments from April 1, 2023 to December 31, 2023.
On March 21, 2024 the BCRA issued Communication “A” 7984, effective until December 31, 2024, which established that financial institutions may, with its prior authorization, distribute dividends for up to 60% of their “distributable profit” in six equal, monthly and consecutive installments once authorization is obtained by the BCRA.
Subsequently, on April 30, 2024, the BCRA issued Communication “A” 7997, which further modified the dividend distribution framework, enabling financial entities, with its prior authorization, to distribute dividends for up to 60% of their “distributable profit” in three equal, monthly and consecutive installments. Additionally, non-resident shareholders have the option to receive their dividends in a single cash payment, provided that such funds are directly allocated to the subscription of Bonds for the reconstruction of a free Argentina (BOPREAL bonds), in accordance with foreign exchange regulations.
The Board of Directors decided to propose for approval by the ordinary and extraordinary general meeting of shareholders held on April 26, 2024, and such ordinary and extraordinary general meeting of shareholders approved the payment of a dividend in the amount of Ps. 264,227,684,640 (in nominal values), through the partial write-off of the optional reserve for future distributions of income, payment which was subsequently approved by the Superintendency of Financial and Foreign Exchange Entities of the Central Bank.

Pursuant to Communication “A” 8214 dated March 13, 2025, up to December 31,2025, the Central Bank enabled financial entities that obtained its prior authorization, to distribute dividends for up to 60 % of their “distributable profit” in ten equal, monthly and consecutive installments, starting from June 30, 2025 and with each such installment being paid no earlier than the day prior to the last business day of each subsequent month. The installments had to be paid in homogenous currency.
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

	Pesos Per Ordinary Share (1)
	High	Low
April 2025 (through April 1, 2025)	8,000.00	8,000.00
First quarter	9,480.00	7,050.00
March 2025	8,620.00	7,050.00
February 2025	8,800.00	7,350.00
January 2025	9,480.00	7,560.00
Fiscal year ended December 31, 2024	7,810.00	1,765.05
Fourth quarter	7,810.00	4,310.00
December 2024	7,810.00	6,000.00
November 2024	6,430.00	5,360.00
October 2024	5,320.00	4,310.00
Third quarter	4,930.00	3,340.00
Second quarter	4,810.00	2,842.25
First quarter	3,089.15	1,765.05
Fiscal year ended December 31, 2023	1,888.65	430.05
Fourth quarter	1,888.65	1,032.95
Third quarter	1,609.45	960.35
Second quarter	1,076.35	549.20
First quarter	651.30	430.05
Fiscal year ended December 31, 2022	455.20	185.25
Fiscal year ended December 31, 2021	288.90	126.45
Fiscal year ended December 31, 2020	188.85	69.40
____________
(1)Pesos per ordinary share data reflect nominal prices at trading date.
Source: Bloomberg.

Our ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York Mellon, as depositary. Each ADS represents three ordinary shares. The table below shows the quarterly high and low closing prices of the ADSs in dollars on the NYSE for the periods indicated.

	Pesos Per Ordinary Share (1)
	High	Low
April 2025 (through April 1, 2025)	18.35	18.35
First quarter	23.65	17.22
March 2025	19.90	17.22
February 2025	22.37	18.09
January 2025	23.65	19.06
Fiscal year ended December 31, 2024	19.68	4.70
Fourth quarter	19.68	10.45
December 2024	19.68	16.31
November 2024	17.68	13.71
October 2024	13.86	10.45
Third quarter	12.04	7.83
Second quarter	11.70	8.03
First quarter	8.50	4.70
Fiscal year ended December 31, 2023	6.31	3.69
Fourth quarter	5.74	3.85
Third quarter	6.19	4.15
Second quarter	6.31	3.87
First quarter	5.20	3.69
Fiscal year ended December 31, 2022	3.90	2.15
Fiscal year ended December 31, 2021	4.48	2.54
Fiscal year ended December 31, 2020	5.77	2.27
_____________
(1)Source: Bloomberg.
Trading on the ByMA
In Argentina, all publicly offered securities must be traded on markets authorized by the CNV. As of December 31, 2024 the four principal authorized markets in Argentina were Bolsas y Mercados Argentinos (ByMA), for equities and fixed income; Mercado Abierto Electrónico (MAE), specializing in fixed income and derivatives; Mercado a Término de Buenos Aires (MATBA), for commodities and derivatives; and ROFEX, also for commodities and derivatives.
ByMA, originally founded as the Buenos Aires Stock Exchange (BCBA) in 1854, is the oldest and largest equity market in Argentina. Most equity transactions in Argentina are conducted on ByMA.
BBVA Argentina was one of the first companies to be listed on the BCBA (now ByMA), quoting since 1888. Currently, our shares are listed on ByMA under the ticker BBAR. Additionally, since 1993, our shares have been listed on the New York Stock Exchange (NYSE) as ADSs under the ticker BBAR and, since December 1999, on the Madrid Stock Exchange under the ticker XBBAR. However, we cannot give assurance that a public market for the ADSs in the United States will continue to exist.
As of December 31, 2024, 78 domestic companies were listed on ByMA, excluding investment funds. During 2024, the effective trading volume of shares reached US$ 55.1 billion, an increase with respect to 2023. The S&P Merval Index showed an annual increase of 412.36% in peso terms as of December 2024.

All agents authorized by the CNV can conduct transactions on authorized markets. These agents must be affiliated with the ByMA if they want to trade on this market. Trading on ByMA is conducted through three different trading systems:
•the “Eomm”,
•the “Senebi”, and
•the “Sistaco”.
The electronic auction system, Eomm, operates from 11:00 a.m. to 5:00 p.m. on business days. In this system, brokers enter buy and sell orders, and the system matches the transactions. Eomm allows for the trading of securities, public and private bonds, futures and derivatives.
The Senebi system, an electronic market, also operates from 11:00 a.m. to 5:00 p.m. on business days. Through this system, brokers negotiate directly on their own, reporting transactions to ByMA for registration and publication. These transactions are not backed by ByMA’s Mandatory Guarantee Fund.
The Sistaco system enables Brokers of Negotiable Securities (“ACVN”) to report to ByMA on transactions involving tradable securities in external systems managed by ACVN. These transactions can be registered in the Senebi system or agreed upon under the Price-Time Priority (“PPT”) rule, which ensures that orders are executed based on the best price and, in case of identical prices, by order of entry.
In all markets, operations can be executed in pesos or U.S. dollars from local or foreign accounts.
As of December 31, 2024, the market capitalization of the 78 domestic companies listed on ByMA was approximately US$ 55.1 billion.
The following table summarizes certain historical information about the ByMA.

	December 31,
	2024	2023	2022
Market capitalization (US$ billion)	55.1	52.0	52.8
Number of companies listed	78	79	81
Rate of return in US$ (1)	1.2%	0.8%	40.3%
Market/book ratio (2)	1.8	2.5	1.3
_____________
(1)Based on the Merval Index.
(2)Based on IAMC report for S&P Merval Index (integrated by 20 leader companies).
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
•End of Self-Regulation of the Securities Market
The Capital Markets Law brought to an end the self-regulation of the Argentine securities market. Prior to the Capital Markets Law, in order to trade on a market, broker dealers had to be shareholders of the self-regulated organization (“SRO”) that operated such market. Accordingly, in the city of Buenos Aires, the only persons authorized to trade securities listed on the ByMA were the shareholders of the Buenos Aires Stock Market, the entity overseeing brokerage activities and transactions on the Buenos Aires Stock Market. Likewise, for persons to trade securities on the MAE, they had to be shareholders of such entity. While these entities supervised their participants, the CNV, in turn, supervised the entities.
The Capital Markets Law expressly provided that stock exchanges and other securities markets may no longer impose as a requirement for membership to be a shareholder of the relevant exchange or market. It also established that markets must be organized as public companies (i.e., with listed shares), excluding other types of companies or civil associations.
Moreover, the CNV now directly authorizes, revokes the authorization of, regulates and supervises the securities markets, as well as any individuals and companies that in any manner participate in the public offering of securities. Accordingly, the indirect regulation through SROs was abandoned.
•Licenses for Participants in the Public Offering Regime
The Capital Markets Law set several types of licenses for persons and companies already engaged, or wishing to engage, in the public offering of securities. Regarding the former, such as stock brokers or MAE broker dealers that already held a license, the CNV rules allowed them to choose until March 2014 among the new set of licenses and to comply with the requirements of each of them, with longer periods of time available to comply with certain specific requirements such as mandatory minimum capital requirements.
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
•Powers Conferred on the CNV
The CNV directly regulates, supervises and disciplines individuals and companies that participate in any manner in the public offering of securities.

The CNV authorizes the public offering of securities and keeps a record of companies authorized to publicly offer their securities. Also, the CNV keeps a registry of, and grants, suspends or revokes the authorization to operate the markets (which governing rules will also approve), licensed agents, and of any other persons or companies that because of their activities are under the CNV supervision. It also approves the governing rules of the securities markets.
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
•Mandatory Tender Offers Rules
A mandatory tender offer for taking control of a company is now applicable to all companies admitted to the public offering regime, with no possibility to opt out of the regime.
In May 2024, the CNV issued General Resolution No. 1000, reducing the settlement period for transactions involving equity and fixed-income securities to T+1, in line with international standards. Additionally, in December 2024, the CNV issued General Resolution No. 1042, introducing changes to the authorization and operational requirements imposed on market participants in order to modernize and strengthen regulatory oversight.
ITEM 10. ADDITIONAL INFORMATION
A.Share Capital
Not applicable
B.Memorandum and Articles of Association
The following summarizes certain material provisions of our Bylaws and Argentine law, the main regulatory bodies governing BBVA Argentina. This summary is qualified in its entirety by reference to the Argentine Companies Law No. 19,550 (“Argentine Companies Law”), the Financial Institutions Law and our Bylaws, and corresponds to the last five years.
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
Registry and Company’s Objects and Purposes
BBVA Argentina is registered with the Public Registry of Commerce of the Argentina (Registro Público de Comercio) under company number 11,156, Book 103, of Local Corporate Bylaws, Section 3 of our Bylaws provides that the object of BBVA Argentina is to engage in the commercial banking business, including financial brokerage, whether in Argentina or abroad. Under our Bylaws, BBVA Argentina is authorized to perform the following activities:
•accept term and demand deposits;
•grant short-term bullet and other amortizable loans;
•discount, purchase and sell bills of exchange, promissory notes, pledges, checks, drafts and other negotiable instruments;

•grant guarantees, bonds or other forms of collateral; accept bills of exchange, drafts and other orders of payment, transfer funds and issue and accept letters of credit;
•grant advances on credits from property sales, acquire the same and undertake the risks resulting therefrom, take steps to collect them and offer technical and administrative assistance;
•invest in government securities;
•make temporary investments in liquid assets;
•invest in new stock or securities issues, in pursuance of such regulations as may be set forth to that purpose;
•accept securities in custody and provide other services related to the banking business;
•manage, on account of third parties, the purchase and sale of securities, and act as paying agents in relation to dividends, redemption and interest;
•engage in brokerage activities in the over-the-counter securities market;
•perform foreign exchange transactions;
•comply with agencies related to its operations;
•receive deposits of participation in mortgage loans and in special accounts;
•issue mortgage obligations;
•grant loans for the acquisition, construction, enlargement, repair, improvement and maintenance of urban or rural real estate, and for the substitution of mortgages taken out for that same purpose;
•receive loans from abroad and act as intermediary in local or foreign currency-denominated loans;
•issue private bonds;
•carry out such lending, borrowing and service-related operations as are not forbidden under the Financial Institutions Law; and
•serve and register before the CNV as management agent for collective investment products, custodian for collective investment products, trading agent, settlement and clearing agent, broker, capital market advisor agent, securities broker and/or custody, registration and paying agent, taking into account the compatibilities established by the Argentine Securities Commission and upon compliance with the requirements established by that entity.
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
C.Material Contracts
None.
D.Exchange Controls
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
(i)all incoming and outgoing funds from the Argentine Exchange market, and any debt operation with non-residents which could demand future payments in foreign currency to non-residents, are subject to registration with the Central Bank for informative purposes;
(ii)any debt entered into between non-governmental persons or entities and non-residents must be agreed for a term of at least 365 days, except for the financing of import and export operations and the primary placements of public debt listed in an authorized stock exchange; and
(iii)all incoming funds relating to foreign private debt, and all incoming funds of non-residents, excluding foreign direct investments and certain types of portfolio investments (purchases in the primary market of debt instruments and equity, listed in authorized stock exchanges, etc.) regardless of the agreed payment procedure, must be agreed for at least 365 days, and 30% of incoming funds must be deposited with a bank in Argentina in a non-interest bearing account, known as “encaje” (legal reserve).
On December 16, 2015, the Ministry of Economy and Public Finances issued Resolution No. 3/2015 (published in the Official Gazette on December 18, 2015) amending Decree No. 616/05. Pursuant to such resolution, the mandatory waiting period was reduced from 365 to 120 calendar days and the mandatory deposit was reduced to zero percent.
Accompanying this resolution, the Central Bank issued new foreign exchange regulations on December 17, 2015: Communications “A” 5850 and continuing with Communications “A” 5861, 5899, 6037, 6137 and supplementary, under which structural changes were made to the foreign exchange regime, easing the access to the foreign exchange market.
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
Since 2020, the Central Bank has issued more restrictive regulations requiring importers to restrict their operations in the capital markets. All exchange regulations in force up to 2020 were compiled by the Central Bank by means of Communication “A” 7914. After the appointment of Milei as president, the Central Bank issued Communication “A” 7017, which established that debts for goods and services prior to December 12, 2023 would require prior authorization from the Central Bank unless they were related to operations financed prior to that date by local or foreign banks or by export credit agencies. Likewise, those importers of goods or services with debt outstanding as of December 12, 2023 were allowed to subscribe BOPREAL bonds granting them access to the exchange market at the time of maturity of the corresponding debt or which could be transferred to the debt creditor.
With respect to imports of goods and services after December 13, 2023, soon after Javier Milei took office, the Central Bank established that access to the foreign exchange market would be given to importers depending on the type of the imported good within certain deadlines (e.g., immediately for imports of energy and derivatives, within 30 calendar days for pharmaceutical products and their supplies and within 180 days for cars and luxury goods). Debts for other goods or services could be paid with access to the exchange market in a payment schedule that begins 30 calendar days after the import of the merchandise and continues after 60, 90 and 120 calendar days, paying, in each case an amount no greater than 25% of the freight on board value of the goods. Throughout 2024, the deadlines for accessing the exchange market for payment of imported goods have been made more flexible, and as of the date of this annual report on Form 20-F, all goods can be paid in installments of no more than 30 calendar days from the date the goods are imported in Argentina. Additionally, through Communication “A” 8133, the BCRA has authorized the possibility of making advance payments or made before 30 calendar days if these payments are made with funds in foreign currency held by importers that are deposited in bank accounts in local banks.
The regulations regarding financial debts, the payment of dividends and operations of non-residents remain in force.
A description of the restrictions and regulations currently in force is included below.
Cross Border Transfers of Funds, Foreign Debts
Up to September 2019, the repayment of principal and interest on foreign indebtedness did not require the entry and settlement of the disbursement through the foreign exchange market.
Since then, due to the changes introduced by the Central Bank, debts disbursed on or after September 1, 2019 are subject to the entry and compulsory settlement through the foreign exchange market, to the extent that the repayment of the principal and interest is made with access to the exchange market.
Today, regardless of whether the financial indebtedness was incurred before or after September 1, 2019, repayments, of both principal and interest, may be made no earlier than three business days prior to maturity. For any financial indebtedness that is repaid prior to three business days to maturity, such repayment needs to be authorized by the Central Bank.
The repayment of principal and interest corresponding to indebtedness between related counterparties requires prior authorization from the Central Bank except when the debt was entered and settled through the exchange market after October 2, 2020. Through Communication “A” 8161, the Central Bank has introduced additional flexibility, providing that interest on financial indebtedness between related counterparties accrued after January 1, 2025 will have access to the foreign exchange market.

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

Since September 1, 2019 funds originated from the collection of Argentine exports corresponding to official shipping permits had to be entered and settled in the exchange market within the maximum terms established in Communication “A” 6770 and its amendments.
The deadline for the entry and settlement of the collection of exports of services, which had to be entered and settled in the local exchange market within a period of no more than five business days from the date of receipt abroad or in the country, or its crediting in accounts abroad, was recently extended to 20 business days through Communication “A” 8137.
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
In relation to the payment of imports of goods and services, in October 2022, through Communication “A” 7622, the SIRA and SIRASE declarations were established as requirements for access to the exchange market for the payment of goods and services, which consisted of a type of authorization granted by the AFIP jointly with the Ministry of Commerce allowing importers to make payments abroad and import their assets.
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
As a result, debts existing prior to December 12, 2023 may subscribe to BOPREAL, under the terms of Communication “A” 7925, as amended, or have the prior approval of the Central Bank. Those importers interested in subscribing to BOPREAL bonds must have subscribed them during the first months of 2024. Then, importers will be able to negotiate with their creditors the delivery of these bonds, or their sale in secondary markets with settlement abroad, or access the exchange market at the time of receiving the corresponding capital and interest payments, to pay off their debts.
New advance payments must receive prior authorization from the Central Bank, unless such advance payments are financed abroad and fall within one of the exceptions provided for in point 3 of Communication “A” 7917. In addition, through Communication “A” 8133, the Central Bank allows advances on capital goods to be financed with lines of credit granted by local banks or with foreign currency assets held by importers that are deposited in bank accounts at local banks.
The requirement to enter capital goods that have been paid in advance of shipment into the country within 270 days of the payment having been made remains in force and, similarly, those importers who pay in advance of shipment for any other goods must have the goods enter the country within 90 days from payment of the merchandise.
Payment for services provided between unrelated parties may be made in accordance with a scheme established by the BCRA in Communication “A” 7917, which provides for immediate payment (for example, in the case of health services and audiovisual services) or payment within a 30-day period from the effective provision of the services. Cultural and recreational services, which include payment abroad for concerts and shows provided by persons from abroad in Argentina, may be paid 90 days after the provision of the service, except for services provided after November 29, 2024 between unrelated counterparties, which may be paid within 30 calendar days of the provision of the service. Likewise, the new scheme established by the Central Bank for the payment of services abroad, indicates that access to the exchange market for the payment of services provided between related counterparties can only be carried out 180 days after the service has been effectively provided, with the exception of payment abroad for freight services, even between related counterparties, which may be made 30 days after the arrival of the merchandise to the country of destination of the transported merchandise.

Purchase of Foreign Currency
A.Domestic individuals and companies
The regime applicable since September 2020, provided for in Communications “A” 6770 and “A” 7914 and its supplements and amendments, in relation to the purchase of external assets by legal persons for investment purposes (commonly known as hoarding) requires the prior approval of the Central Bank in certain circumstances, such as: real estate investments abroad, loans granted to non-residents in Argentina, contributions from residents in Argentina of direct investments abroad, portfolio investments of Argentines abroad , certain other investments abroad by Argentine residents, portfolio investments of Argentine legal entities abroad or purchase of foreign currency bills to be carried out in Argentina, For individuals, the limit to perform this type of operation is US$200 per month.
In summary, the exchange regulatory framework currently establishes:
•For the purchase of external assets, resident individuals may access the exchange market for up US$200, or its equivalent in other currencies, per calendar month in all entities authorized to operate in exchange. For larger amounts, the prior approval of the Central Bank is required. Access to the exchange market by legal entities, requires the prior approval of the Central Bank despite the amount. Non-residents individuals and legal entities require the prior approval of the Central Bank to access the exchange market.
•Transfers in foreign currency for the formation of external assets must come from a bank account in the name of the transferor.
•The income from investments of residents and non-residents is not limited in amount and can be credited to accounts in foreign currency in Argentina.
B.Non-residents
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
E.Taxation
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
1.Argentine Taxes
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
With respect to the equalization tax, article 83 of fiscal reform Law No. 27,430 states that it shall not be applicable for dividends or profits attributable to accrued earnings in the fiscal years beginning as from January 1, 2018.
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
Taxation of Capital Gains
The tax reform Law No. 27,430 enacted in December 2017 brought about changes regarding the taxation of capital gains deriving from the trading of shares, representative values and share deposit certificates and other securities, quotas and corporate participations (including quotas in mutual investment funds, certificates of participation in financial trusts and any other rights on trusts and similar agreements) digital coins, securities, bonds and other financial instruments, whoever the subject acquiring them. See Note 11.6 to the Consolidated Financial Statements.
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
According to the changes made by the amendment to article 26 paragraph u) in 2019 Decree No. 824/19 of the Income Tax Law, the following will be exempted from tax:
•The capital gains from purchase and sale, exchange, swap or disposal transactions of shares, securities representing shares and share deposit certificates, held by natural resident persons and undivided estates established in the Argentine Republic, provided those transactions are not attributable to subjects comprised in paragraphs d) and e) and in the last paragraph of article 53 of the law.
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
•The capital gains from purchase and sale, exchange, swap or disposal transactions of shares, securities representing shares and share deposit certificates, held by non-resident beneficiaries insofar as such beneficiaries do not reside in non-cooperating jurisdictions. Likewise, the tax exemption shall also be applicable to the interest or yield or results from the purchase and sale, exchange, swap or disposal by the above-mentioned non-resident beneficiaries of representative securities or share deposit certificates issued abroad, such as our ADSs, provided such shares were issued by entities domiciled, established or residing in the Argentine Republic and have an authorization for public offer issued by the National Securities Commission.
If the requirements of article 26 paragraph u) of the law described above are not met, the applicable tax will be fifteen percent (15%).
So far, these rules have not been subject to regulations by the executive power or authority of application.
Value Added Tax (“VAT”)
Neither the sale, exchange or other disposition of ADSs or ordinary shares nor the payment of dividends thereunder is subject to VAT.

Transfer Taxes
The sale or transfer of ADSs or ordinary shares is not subject to transfer tax.
Personal Property Tax
According to Law No. 23,966, as amended, and Decrees No. 127/96 and 812/96, all individuals and undivided estates are subject in Argentina to a personal property tax on all assets held at December 31 of each fiscal year (the “Personal Property Tax”). This tax applies to our ADSs and ordinary shares held by U.S. Holders. In the case of individuals and undivided estates domiciled or located in Argentina, an exemption is available to taxpayers whose assets included in the tax base for purposes of the Personal Property Tax do not exceed Ps.292,994,964.89. Corporations and other legal entities domiciled or located in Argentina are not subject to the Personal Property Tax. Individuals and undivided estates domiciled or located in a foreign country are subject to the Personal Property Tax only with respect to assets located in Argentina.
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
Pursuant to Law No. 25,585, published in the Official Gazette on May 15, 2002, BBVA Argentina is responsible for paying the Personal Property Tax on our ADSs or ordinary shares held by individuals or undivided estates domiciled in Argentina or a foreign country, or corporations or any other entities located in a foreign country. The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity arising from the last balance sheet of the company at December 31. The minimum exempted amount of Ps. 292,994,964.89 is not applicable. The tax so paid is considered a definitive payment.
Companies responsible for the tax payment, such as BBVA Argentina, are entitled to obtain refunds of the amounts paid from holders of ADSs or ordinary shares and may retain or foreclose on the property included in the tax base for purposes of the Personal Property Tax that originated the payment.
In 2025, the Bank expects to make payments on account of its shareholders in connection with Personal Property Tax due with respect to assets held as of December 31, 2024.
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
2.U.S. Federal Income Tax Considerations
The following summary describes material U.S. federal income tax consequences to U.S. Holders of owning and disposing of ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to the U.S. Holders (described below) that hold ADSs or ordinary shares as capital assets for U.S. federal income tax purposes, and it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:
•certain financial institutions;

•dealers and traders in securities who use a mark-to-market method of tax accounting;
•persons holding ADSs or ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ADSs or ordinary shares;
•persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•entities classified as partnerships for U.S. federal income tax purposes;
•tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
•persons that own or are deemed to own ten percent or more of our stock, by vote or value;

•real estate investment trusts or regulated investment companies;
•persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
•persons holding shares in connection with a trade or business conducted outside of the United States.
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
As used herein, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:
•a citizen or individual resident of the United States;
•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
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
This discussion assumes that the Bank is not, and will not become, a passive foreign investment company (“PFIC”), as described below.
Taxation of Distributions
Distributions paid on ADSs or ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Bank does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders are taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded, U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld in respect of Argentine taxes. The amount of the dividend generally will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends generally will be included in a U.S. Holder’s income on the date of such U.S. Holder’s (or in the case of ADSs, the depositary’s) receipt of the dividend. The amount of any dividend income paid in Argentine pesos will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the dividend income, U.S. Holders may have foreign currency gain or loss if such dividend is not converted into U.S. dollars on the date of its receipt.
Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Argentine income taxes, if any, withheld from payments of dividends on ADSs or ordinary shares might be creditable against a U.S. Holder’s U.S. federal income tax liability. Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Final Treasury Regulations”), impose additional requirements for foreign taxes to be eligible for credit. However, the IRS released a notice in 2023 that indicates that the U.S. Treasury Department and the IRS are considering amendments to the Final Treasury Regulations and provides relief from certain provisions of the Final Treasury Regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). We have not determined whether these requirements have been met with respect to any withholding tax imposed on dividends on ADSs or ordinary shares and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits for any amounts withheld with respect to dividends on ADSs or ordinary shares to which the Final Treasury Regulations apply.
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

Passive Foreign Investment Company Rules
We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year 2024. However, because our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25-percent-owned equity investments) from time to time, and because our analysis of our PFIC status is based upon certain proposed Treasury regulations, including those which are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994 and other regulations proposed in 2021, which may not be finalized in their current form, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder owned ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year and an interest charge would be imposed on the resulting tax liability for each such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner. Certain elections (including a mark-to-market election) may be available to U.S. Holders that may result in alternative treatments if we were a PFIC for any taxable year. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.
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
F.Dividends and paying agents
Not applicable.
G.Statement by experts
Not applicable.
H.Documents on Display
This annual report and the exhibits thereto and any periodic reports or other information filed pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC’s public reference room located at 100F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the internet at www.sec.gov. The documents concerning BBVA Argentina which are referred to in this annual report may also be inspected at our office at Av, Córdoba 111, C1054AAA Buenos Aires, Republic of Argentina.
I.Subsidiary information
Not applicable.
J.Annual Report to Security Holders
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Introduction

The General Risks Policy expresses the levels and types of risk that the Bank is willing to take to carry out its strategic plan, with no relevant deviations, even under stress conditions.

To achieve its goals, the Bank uses a management model with two principles for the decision-making process:
•Prudence: materialized in relation to the management of the various risks acknowledged by the Bank.
•Anticipation: refers to the adaptation capacity of risk management.

This process is designed to be robust, well-documented, periodically reviewed, and adaptable to changes in the Bank’s risk profile and market conditions.
We have divided this section into three parts:
•Risk management, where we explain the policies and procedures that the Bank has in place to monitor and assess the different risks it is exposed to in the ordinary course of its business, and, in particular, we provide qualitative information about market risk.

•Trading portfolio activities, where we provide quantitative information about market risk as of the end of the latest fiscal year for instruments entered into for trading purposes.

•Non-trading portfolio activities, where we provide quantitative information about market risk as of the end of the latest fiscal year for instruments entered into for purposes other than trading.
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
“Risks” comprises seven groups:

•Credit Risk: The possibility that a counterpart fails to comply with its contractual obligations in relation to a certain transaction. It is the most important risk for the Bank and includes counterparty risk, issuer risk, settlement risk and country risk management.

•Financial Risk: The possibility of losses generated by changes in the market rates or the risk quality which determine the value of the Bank’s assets and liabilities. It is subdivided into: market risk, liquidity risk, interest rate risk and marketplace credit risk.

•Non-Financial Risk: It primarily refers to operational risk, defined as losses caused as a result of: human errors, inadequate or defective internal processes, inappropriate behavior in front of clients, in the markets or against the Bank, failures, interruptions or deficiencies in systems or communications, inadequate data management, legal risks, or as a consequence of external events, including cyber-attacks, fraud committed by third parties, natural disasters and deficient service provided by suppliers.

•Internal Control and Reporting: The control and monitoring areas are in charge of giving cohesion to credit risk management and ensuring that the management of the other critical risk groups is carried out in accordance with the standards established by the Bank.

•Risk Center of Expertise (COE): It performs parameter estimations for the calculation of provisions and capital requirements. Additionally, it designs credit assessment models for customer acquisition, monitoring, and collections.

•Strategy & Solution Development: Area that participates in project evaluation, to monitor that projects are developed according to the established order of priorities.

•Sustainability: Area responsible for monitoring the correct execution and evolution of Environmental, Social and Governance (ESG) metrics in the Risk area.
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
The risk appetite statement of BBVA Argentina is as follows:
“Risk Management at BBVA is based on a holistic and forward-looking approach to all risks, enabling adaptation to the disruption risks inherent to the banking business, while leveraging the capabilities offered by innovation and technological evolution. The key pillars of BBVA Argentina’s risk management policy are to promote responsible growth, with recurrent generation of value, as well as the diversification of portfolios across geographies and the quality and profile of asset classes and client segments, to prevent anti-money laundering and financing of terrorism, to incorporate the impact of climate change on its business operations, and to accompany its clients in achieving their life goals.”
Credit Risk Ratios and Performance
As of December 31, 2024, the NPL ratio was at 1.13%, with NPLs growing relatively less than the total portfolio, as new loans are rarely non-performing shortly after being made, compared to 1.29% as of December 31, 2023. The coverage ratio as of December 31, 2024 was 177.00%, compared to 165.30% as of December 31, 2023. This increase is due to higher requirements in provisions as a consequence of the significant growth of the credit portfolio in the last quarter of 2024.
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
The development of methods and tools that facilitate risk management in an automated manner continued in 2024, improving the availability within web channels, assuming a qualitative change in the proactive offer, achieving greater decentralization in the making of credit decisions and allowing admission teams to improve their value contribution. New automatic salary advance actions were carried out with online updates.
Currently, a methodology is used by risk groups, allowing a more personalized offer on admission and a better capacity for managing problematic recovery.
Proactive strategy through the Hermes Tool is maintained with respect to clients and non-clients generating more offers on the most attractive profiles, reducing the frequency of the offers in order to generate greater value for our clients.
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
In order for the recovery team to achieve its objectives, it must carry out strategies, including a segmentation and allocation process. Segmentation consists of selecting groups of clients with the objective of managing each group in a homogeneous way. The indicators used to assign segments should be dynamic and adapted to the desired recovery management. Assignment consists of assigning to each of the client groups the most efficient recovery strategy to a team responsible for such management, using digital communication as a mechanism to get closer to our customers in a more timely manner. Recovery strategies must be considered together looking for actions and solutions so that the Bank partially or totally recovers the unpaid balance in the optimal manner.
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
With respect to large companies, we continued using the risk analyst to analyze different activity areas, and in the case of the SMEs, we continued using the rating and behavioral model. The application of statistical tools gave us the opportunity to complete an efficient analysis to better satisfy our clients’ needs.
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
Financial Risks
BBVA Argentina has developed a comprehensive risk management framework in order to identify, measure, monitor and mitigate financial risks, which is in line with the basic principles of the Basel Committee and includes:
•market risks (counterparty and valuation risk);
•structural risks (interest rate risk, liquidity and financing risk); and
•economic capital and stress tests.
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
The products where such risk exists are:
•derivatives;
•loans to financial institutions; and
•liquidity-management transactions guaranteed by securities (repurchase agreement operations and reverse repurchase agreement operations).
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
As of December 31, 2024, our gross counterparty risk and our net counterparty risk amounted to Ps. 209,500 million.

Liquidity and Financing Risk
Liquidity risk is defined as the possibility that the Bank will not be able to comply with its payment obligations without incurring significant losses that could affect its daily operations or its financial condition.
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
Among the fundamental metrics used for the measurement, monitoring and control of liquidity risk are:
•LtSCD (Loan to Stable Customers Deposits): measures the relationship between net credit investment and stable customer funds. The objective is to preserve a stable financing structure in the medium and long term.
•LCR (Liquidity Coverage Ratio): measures the ratio between high-quality liquid assets and total net cash outflows over a 30-day period. The objective is to preserve a cushion of assets or buffer management that absorbs liquidity shocks in the short term.
During 2024, both indicators were within the limits approved by the Board of Directors.
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
Among the main metrics used for the measurement, monitoring and control of this risk are:
•Margin at Risk (MeR): quantifies the maximum loss that could be recorded in the projected financial margin for the next 12-month period under a defined scenario of market interest rate curves for a given level of confidence.
•Economic Capital (EC): quantifies the maximum loss that could be generated in the economic value of the Bank under a defined scenario of market interest rate curves for a given level of confidence.
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
The methodologies for capital calculation of the following risks are defined following the guidelines established by the Basel Committee:

•credit risk;
•concentration risk;

•market risk;
•interest rate risk;
•operational risk;
•reputational and strategic risk;
The distribution of economic capital for December 2024 consumption by type of risk is as follows:
•credit risk and concentration risk: 42%;
•operational risk:17%;
•interest rate risk:25%;
•market risk: 4%; and
•other risks: 12%.
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
The results of the stress tests carried out in March 2024 corresponding to the 2024/2025 projection period showed a solid solvency and liquidity position of the Bank even under the analyzed adverse scenarios.
Non-Financial Risks
The management of Non-Financial Risks in BBVA Argentina is part of the Group’s Control Model, which is structured in three differentiated levels, the objective of which is the comprehensive management of the risk life cycle.
The Control Model has three Lines of Defense (“LdD”), which allow risk management in different areas:
•1st LdD: Composed of the Business and Support Areas, which assume the responsibility of ensuring adequate management of the operational risks originated in the activity of their respective area. In addition, it has a Risk Control Assurer (“RCA”) area that has the responsibility of ensuring the adequate management of operational risk in its area, extending the methodology for the identification of risks, promoting the establishment of mitigation measures and necessary controls in all operational processes performed and outsourced by its area and monitoring their adequate implementation and effectiveness.
•2nd LdD: Composed of (a) the Non-Financial Risks area, in charge of designing and maintaining the operational risk management model and assessing the degree of application in the different areas and (b) the Control Specialists or Risk Control Specialists (“RCS”), specialists in each risk type, who define the general mitigation and control framework in their respective risk area, across the Bank, and contrast and challenge it with the one proposed or implemented by the 1st LdD.

•3rd LdD: Performed by Internal Audit, which performs an independent review of the control model, verifying compliance and effectiveness of the established policies.
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
As of December 31, 2024 there were 95 operational risk management indicators of different specialties in force, which made up 21 synthetic indicators or management limits.
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
Internal Risk Control
Internal Risk Control (IRC) is a unit within the financial risk management and control framework. Its main objective is to ensure the sufficiency of the regulatory framework, adequate governance and financial risk control. IRC operates independently from the financial risk function (“GRM”) and plays a fundamental role in validating, supervising, and complying with internal and regulatory requirements.
IRC is organized into three specialized subunits:

•IRC Processes: Reviews and controls the Bank’s GRM processes focusing on regulatory compliance and the adequate functioning of financial risk management.

•Risk Technical Secretariat: Coordinates the regulatory framework and committee structure for risk management.

•Internal Risk Validation: Conducts independent assessments of risk models to test their robustness, stability and suitability.

IRC maintains a structured reporting system at a local and global level and continuously monitors control activities.
Trading Portfolio Activities
Market risk is defined as the possibility of suffering losses in the value of a portfolio as a result of adverse changes in market prices. The main market risks can be classified as follows:
•Interest rate risk: This arises as a result of exposure to movements in the different yield curves.
•Foreign exchange risk: This is caused by the movements in the different currencies’ exchange rates in which a position is held. This risk is generated primarily in spot currency positions and in any derivative product whose underlying asset is an exchange rate.
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
Market risk management focuses on the Bank’s Global Market trading portfolio. This portfolio includes:
•fixed income securities (Argentine sovereign bonds and bills, Central Bank bills and corporate bonds);
•spot currency positions; and
•derivative products (foreign exchange futures and forwards).
Within the model of market risk management there are specific circuits established for communication and operation in case approved risks levels are exceeded.
The following charts show the Bank’s VaR and Risk Factor evolution during 2024.
The following tables show the evolution of VaR during the last three years.

Daily Trading VaR at BBVA Argentina (in millions of pesos)

	2024	2023	2022
Average	2,735.59	303.54	141.13
Minimum	273.39	24.49	48.71
Maximum	9,720.95	1,586.80	263.07
At December 31	3,907.74	296.22	112.22
Average daily trading VaR at BBVA Argentina significantly increased in 2024 compared to 2023 due to interest rate risk, which had a significant impact on the Bank’s overall risk exposure, as well as the incorporation of the heightened volatility observed in the 2023 U.S. dollar futures curve to the model as well as the Bank’s increased position in futures and bonds during 2024.
Average daily trading VaR at BBVA Argentina increased in 2023 compared to 2022 due to high volatility in the 2023 U.S. dollar futures curve, which caused VaR levels to increase significantly in the second half of the year, particularly following the devaluation of the Argentine peso.
Daily Trading VaR – Categories (in millions of pesos)

Interest Risk VaR	2024	2023	2022
Average	2,736.58	336.97	157.79
Minimum	257.73	29.58	49.32
Maximum	9,715.07	2,163.96	298.07
At December 31	3,911.14	298.78	121.29
Average daily interest risk VaR significantly increased in 2024 compared to 2023 due to higher volatility in the U.S. dollar futures curve, which contributed to an increase in interest rate VaR volatility, and an increase in the fixed-income portfolio.

Average daily interest risk VaR significantly increased in 2023 compared to 2022 due to to higher volatility in the U.S. dollar futures curve, which contributed to an increase in interest rate VaR volatility.

Exchange-rate Risk	2024	2023	2022
Average	29.30	7.24	1.05
Minimum	3.59	0.29	-0.47
Maximum	123.48	190.63	65.11
At December 31	16.21	12.28	0.15

Average daily exchange-rate risk VaR significantly increased in 2024 compared to 2023 due to the Bank’s increased exposure to futures and spot, along with the volatility incorporated to the model following the devaluation of the peso in 2023.

Average daily exchange-rate risk VaR significantly increased in 2023 compared to 2022 due to higher volatility in the U.S. dollar futures curve.
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
•Historical scenarios: The historical scenario used as reference for this stress test is 2019. The uncertainty due to the government change in August 2019 generated a high impact on the behavior of financial markets, which implied high volatility of prices and interest rates.
•Simulated scenarios: The scenario used for these exercises of economic stress is based on resampling methodology. This methodology is based on the use of dynamic scenarios that are recalculated periodically depending on the main risks in the trading portfolios. On a data window wide enough to collect different periods of stress (data from January 1, 2008 to the stress test date), a simulation is performed by a resampling of historical observations. This generates a distribution of losses and gains that provides an analysis of the most extreme events that occurred within the selected historical window. The advantage of this methodology is that the stress period is not pre-established, but rather is a function of the portfolio held at any time.
Valuation
The Market Risk Unit is responsible for establishing the fair value of fixed income instruments and derivatives. Automatic systems are used for daily capture and dissemination of prices and market variables that have an impact on the Bank’s portfolio and clients’ holdings in custody.
For price determination, the use of market information is prioritized. The main market to determine the fair value of fixed-income securities is the MAE. If not possible, pricing is established through internal models, considering the availability of data with which to develop inputs that represent the assumptions that markets participants would use when pricing the asset. For instance, fixed income securities are priced with the discounted cash flow model using market yield curves, technical value or last market price with the addition of accrued interest. In the case of exchange rate futures, the fair value is determined by their price in the market in which they are operated (Rofex or MAE). Finally, in the case of non-delivery forwards, the fair value is determined by the discounted cash flow method.
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
Risk exposure is determined using the following formula:
Derivatives credit risk = Market Value (MtM) + Potential Risk; where:
•The market value is the amount for which something can be sold on a given market. This market value can be positive or negative depending on the risk exposure.
•The potential risk is an estimation of the maximum expected increase of market value for a given level of confidence due to future price fluctuations until the operation due date.
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

December 31, 2024
Change in base interest rates and adjust rates (basis points)	Net portfolio value	Percentage change	Net interest and adjust income	Percentage change	Net income of adjustable portfolio	Percentage change

(in millions of pesos, except percentages)
500	800,442.0	(10.69)%	2,649,894.4	3.75%	85,418.2	19.41%
0	896,230.3	0.00%	2,554,046.2	0.00%	71,535.1	0.00%
(500)	1,019,090.6	13.71%	2,443,919.0	(4.31)%	57,530.7	(19.58)%
Based on our position at December 31, 2024, and assuming a hypothetical, immediate 500-basis point increase in interest rates affecting all interest rate sensitive assets and liabilities, we estimate that our net portfolio value would be reduced by Ps.95,788.3 million and our net interest income would be increased by approximately Ps.95,848.1 million.
Foreign Exchange Risk
As of December 31, 2024, as part of our asset and liability management, we aimed to minimize the impact on results of foreign exchange rate fluctuations by maintaining excess balances of assets over liabilities denominated in dollars. The following table shows the estimated effect on net income of a 10% variation in the value of the peso against all other currencies:

Peso against all other currencies	Effect on net income based on our position as of December 31, 2024	Effect on net income based on our position as of December 31, 2023

(in millions of pesos, except percentages)
10%	8,476	(22,729)
(10)%	(8,476)	22,729

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
The interest rate risks arising from these activities are included in the analysis of the interest rate risk previously showed and managed in aggregated manner.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt securities
Not applicable.
B.Warrants and rights
Not applicable.
C.Other securities
Not applicable.
D.American Depositary Shares
Fees and charges for holders of American Depositary Receipts
The depositary for our ADRs is the Bank of New York Mellon (BoNY).

Holders of our ADRs are generally expected to pay fees and expenses to BoNY according to the schedule below:

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADRs (or portion thereof)
•   Issuance of ADRs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property
•   Cancellation of ADRs for the purpose of withdrawal including if the deposit agreement terminates

US$0.50 (or less) per 100 ADRs (or portion thereof)	• Any cash distribution made pursuant to the deposit agreement

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADRs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR registered holders

US$0.05 (or less) per ADR per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on the Bank’s share register on behalf of the depositary or its agent when shares are deposited or withdrawn

Expenses of the depositary	• Cable, telex and facsimile transmissions (as expressly provided in the deposit agreement) • Incurred in the conversion of foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any other charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
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
Fees Paid by Depositary to the Bank
Fees due from BoNY to BBVA Argentina in 2024 amounted to US$178,823.76.

- PART II -
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
Effectiveness of Disclosure Controls and Procedures
As of December 31, 2024, the management of the Bank, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).
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
Management’s Annual Report on Internal Control Over Financial Reporting
The management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Bank’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS-IASB and includes those policies and procedures that:
•pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS-IASB, and that our receipts and expenditures are being made only in accordance with authorizations of the Bank’s management and directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
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
Based on this assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective based on those criteria.
Our internal control over financial reporting as of December 31, 2024 has been audited by Pistrelli, Henry Martin y Asociados S.A. (Member of Ernst & Young Global Limited), an independent registered public accounting firm, as stated in their report which is included further below in this annual report on Form 20-F.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Banco BBVA Argentina S.A.
Opinion on Internal Control Over Financial Reporting
We have audited Banco BBVA Argentina S.A.’s (the Bank) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes, and our report dated April 4, 2025 expressed an unqualified opinion thereon.
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
/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.
Member of Ernst & Young Global Limited
City of Buenos Aires, Argentina
April 4, 2025
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Fees
Below is a summary of the fees paid by us to our independent external auditors for the years ended December 31, 2024 and 2023:

	2024	2023

	(in millions of pesos)
Audit fees	2,997.62	2,189.39
Audit-related fees	108.67	20.82
Total fees	3,106.29	2,210.21
Audit fees are fees for professional services performed by Pistrelli, Henry Martin y Asociados S.A. (Member of Ernst & Young Global Limited) during 2024 and 2023, for the audit and limited review of the Bank’s annual and quarterly financial statements and services that are normally provided in connection with statutory and regulatory filings. Audit-related fees consist of fees for assurance and related services performed by Pistrelli, Henry Martin y Asociados S.A. (Member of Ernst & Young Global Limited) that are reasonably related to the performance of the audit or review of the

Bank’s financial statements and are not reported as Audit fees. The Bank has approved policies and procedures for pre-approving all non-audit work that would be performed by the Bank’s external auditor. Specifically, the policies and procedures prohibit an accounting firm, including the Bank’s external auditor, from performing any services for the Bank or its subsidiaries without the prior approval of the Audit Committee.
Services
Since April 2022, Pistrelli, Henry Martin y Asociados S.A. (Member of Ernst & Young Global Limited), has acted as the Bank’s external auditor. Its appointment was approved by the ordinary and extraordinary shareholders’ meetings held on April 29, 2022.
The ordinary and extraordinary shareholders’ meetings held on April 26, 2024 designated Pistrelli, Henry Martin y Asociados S.A. (Member of Ernst & Young Global Limited) as the Bank’s external auditor for the fiscal year 2024.
The firm Pistrelli, Henry Martin y Asociados S.A. (Member of Ernst & Young Global Limited) has its domicile at 25 de mayo 487 (C1002ABI), City of Buenos Aires, Argentina and is registered with the Professional Council of Economic Sciences of the City of Buenos Aires, under Volume 1, Page 13.
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
Under Argentine law, the board is not required to consist of a majority of independent directors. However, when directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent. Since May 28, 2004, Argentine companies are required to have at least two independent directors appointed to the audit committee. Currently, the Board is composed of four independent directors.
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
Pursuant to CNV Rules, a director will be considered as “independent” if its main relationship with the listed company is his position as director of the board. He will be appointed taking into account his professional career, suitability, qualified knowledge, and economic and interest independence criteria, considering also that he can perform his functions objectively and impartially.
For the purposes of this definition, it shall be understood under CNV rules that a director does not qualify as “independent” when one or more of the following circumstances are met:
(a)such director is a member of the board of directors of the parent company or another company belonging to the same economic group of the company through a pre-existing relationship at the time of his election, or during the immediately prior three years;
(b)such director is or has been associated with the company or any of the company’s shareholders that have a direct or indirect “significant participation” on the company, or with corporations with which such shareholders also have a direct or indirect “signification participation”; or if such director was associated with any of them through an employment relationship during the last three years;
(c)such director has any professional relationship or is a member of a corporation that maintains frequent professional relationships of significant nature and volume, or receives remuneration or fees (other than the one received in consideration of his role as a director) from the company or the company’s shareholders that have a direct or indirect “significant participation” on the company, or with corporations in which such shareholders also have a direct or indirect “significant participation”. This prohibition includes professional relationships and affiliations during the immediately prior three years to his or her appointment as director;
(d)such director directly or indirectly owns 5% or more of the voting shares and/or capital stock of the company or any company with a “significant participation” in the company;
(e)such director directly or indirectly sells and/or provides goods and/or services (different from those accounted for in section (c) above) on a regular basis and of a significant nature and volume to the company or to the company’s shareholders that have a direct or indirect “significant participation”, that result in proceeds that are higher than his remuneration as a director. This prohibition includes business relationships that have been carried out during the immediately prior three years to such director’s appointment;
(f)such director has been a director, manager, administrator or principal executive of not-for-profit organizations that have received funds, for amounts greater than those described in section I) of article 12 of Resolution No. 30/2011 of the UIF and its amendments, from the company, its parent company and other companies of the same group of which the company is a party, as well as of their respective principal executives;

(g)such director receives any consideration, including through such director’s participation in plans or stock option schemes, from the company or companies of the same economic group, other than the compensation paid to such director for its role as a director, except dividends paid as a shareholder of the company in compliance with section (d) above or the consideration received in compliance with section (e);
(h)such director has served as member of the board of directors of the company, its parent company or another company belonging to the same economic group for more than ten years, except if such relationship ceased to exist during the three years immediately preceding the appointment; and
(i)such director is the spouse or legally recognized partner, relative up to the third level of consanguinity or up to the second level of affinity of persons who, if they were members of the board of directors, would not be independent, according to the above-listed criteria.
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
NYSE Sections 303A.07 (b)(iii)(A), (B) and (C) establish the duties and responsibilities of the audit committee, among others: (i) to discuss the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor, including the information disclosed under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and (ii) to discuss the company’s press releases relating to its earnings, as well as the financial information and guidelines relating to its earnings that are supplied to equity researchers and rating agencies. No such provision is contained in the Argentine law or BBVA Argentina’s Bylaws. However, CNV standards establish similar functions for the audit committee, namely, “to verify the reliability of the administrative-accounting system, and of all financial data, or of any significant data submitted to CNV and to self-regulated exchanges, in compliance with the applicable reporting regime”.
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
No such provision regarding notification of non-fulfillment of NYSE Section 303A is contained in Argentine law or our Bylaws, but BBVA Argentina CEO will comply with the notice provisions as set forth under NYSE Section 303A.12(b).
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
BBVA Argentina has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the registrant’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Bank. A copy of BBVA Argentina’s General Policy on Conduct in the Securities Markets is filed as Exhibit 11.1 to this annual report on Form 20-F. This policy sets forth certain minimum standards for the prevention of -among others- market abuse, use of inside information, market manipulation, conflicts of interest and market abuse.
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

Cybersecurity is not only a strategic priority, but also one of the main elements in the digital transformation of the Bank. Our Corporate Security & Financial Crime Prevention Hub Area is responsible for ensuring adequate information security management by establishing security policies, procedures and controls that bolster the security of our infrastructures, digital channels and payment methods following a holistic and threat intelligence-led approach, where a program has been designed for each of the four fundamental pillars of our security strategy: cybersecurity, data protection, physical security and security in business processes and fraud management, with the aim to reduce the risks identified in the risk taxonomy defined by the Group.
As cyberattacks evolve and become more sophisticated, the Bank has strengthened its prevention and monitorization efforts. During the past few years, cybersecurity and information security measures have been reinforced with the aim to ensure an adequate protection of our information and the assets supporting business processes. Security measures adopted in the past few years include measures intended to: (i) ensure end-to-end protection of business processes, considering addressing logical and physical security, privacy and fraud management concerns; (ii) ensure compliance with the security and privacy by design principles; and (iii) improve client access control and authentication services related to online services, from a security and user experience perspective, including by enhancing the use of facial biometrics and advanced analytics models.
Further, system monitoring capabilities, as well as incident prevention, detection and response capabilities have also been strengthened through the use of integrated information sources, improved analytical capabilities and automated platforms, improving information security management from a preventive and proactive approach.
Additionally, and with the aim to ensure that security is embedded in business processes, the security management model has been reinforced in the software development lifecycle process and in infrastructure, architecture and operations management.
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
The Global and Local Computer Emergency Response Team (“CERT”) are the first line of detection and response to cyberattacks aimed at users and infrastructure. The Global and Local CERT operate 24x7 and provide services with operation lines dedicated to fraud and cybersecurity.
The Bank’s cybersecurity strategy is based on internationally accepted security standards. It covers best practices established in information-security standards and guidelines including ISO/IEC 27002 and other ISO/IEC 27000 series standards, COBIT 5 and the NIST Cybersecurity Framework.
In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.
Governance
Our Board of Directors has overall oversight responsibility for our risk management, and is assisted by the Information Technology Committee in the oversight of technological risk and cybersecurity management and in monitoring the technological and cybersecurity strategy. This Committee is one of the main elements of our risk management governance model. It is responsible for the oversight of our technological and cybersecurity strategies, being informed, every three months, by the Chief Security Officer (“CSO”) of the performance and of any incidents that have arisen.

Further, our Corporate Security & Financial Crime Prevention Hub Area and the Risk Control Area is responsible for identifying and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our CSO, who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents.

- PART III -
ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of this item.
ITEM 18. FINANCIAL STATEMENTS
Reference is made to Item 19 for a list of the financial statements filed as a part of this annual report.

ITEM 19. EXHIBITS
•Index to Consolidated Financial Statements:
•Index to Exhibits:

Exhibit Number	Description

1.1	Amended and Restated Bylaws (Estatutos) of Banco BBVA Argentina S.A. (*)

1.2	English translation of the Amended and Restated Bylaws (Estatutos) of Banco BBVA Argentina S.A. (*)

2.1	Description of Registrant’s Securities Registered under Section 12 of the Exchange Act

8.1	Subsidiaries of the Company

11.1	Insider Trading Policy

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Certification by CEO and CFO pursuant to Section 1350, as adapted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002

97	Remuneration Recoupment Policy (**)

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
_____________
(*)Incorporated by reference to BBVA Argentina’s annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 12, 2022.
(**)Incorporated by reference to BBVA Argentina’s annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 17, 2024.
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
Date: April 4, 2025

BANCO BBVA ARGENTINA S.A. CONSOLIDATED FINANCIAL STATEMENTS, DECEMBER 31, 2024

Banco BBVA Argentina S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Banco BBVA Argentina S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Banco BBVA Argentina S.A. (the Bank) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 4, 2025, expressed an unqualified opinion thereon.

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

Impairment of financial assets
Description of the matter

As of December 31, 2024, the Bank’s allowances related to financial assets at amortized cost and at fair value through other comprehensive income were 258,080 million Argentine Pesos as disclosed in Note 8 to the consolidated financial statements. As discussed in Notes 2.3.4.g) and 7 to the consolidated financial statements, the Bank recognized an allowance for credit losses using an expected credit loss (ECL) model. The recognition and measurement of ECL is complex and involves the use of significant analysis and estimation, including formulation and incorporation of forward-looking economic conditions into the ECL model.

Auditing the allowance for credit losses related to financial assets at amortized cost and at fair value through other comprehensive income involved subjective and complex auditor judgment, as well as specialized skills and knowledge due to the inherent complexity of the models, including the models and significant assumptions used to estimate the probability of default (PD), exposure at default (EAD) and loss given default (LGD); the significant assumptions and judgments with respect to the forward-looking information that could be affected by future economic conditions and the maintenance of updated and accurate relevant data elements. The variations in model methodology, underlying assumptions and judgments in the calculation of allowance for credit losses could have a material effect on its measurement.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Bank’s ECL process. The controls we tested included, among others, controls over management’s review of data, models and assumptions used to calculate the ECL.

Our audit procedures, in which we involved professionals with specialized skills and knowledge, included, among others, assessing whether the methodology and assumptions used to estimate ECL are consistent with the requirements of IFRS Accounting Standards, the Bank’s own historical data and industry standards; evaluating the models used in calculating the PD, EAD and LGD and assessing the methodologies used and the assumptions incorporated into the models by management by inspecting the model documentation and the recalculation of ECL for a sample of collective models, evaluating management’s forecasting and comparing management’s forward-looking information to independently estimate of future economic conditions and publicly available information; and testing the accuracy underlying relevant data elements for a sample of loans by comparing them to contractual documentation. We also assessed the adequacy of the allowance for credit losses financial statement disclosures.

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.
Member of Ernst & Young Global Limited

We have served as the Bank’s auditor since 2022.

City of Buenos Aires, Argentina
April 4, 2025

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024 AND 2023
(in thousands of Argentine pesos in constant currency – Note 2.1.5.)

	Notes	December 31, 2024	December 31, 2023
ASSETS
CASH AND CASH EQUIVALENTS	4	2,823,405,750	2,488,330,006
FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS		110,564,951	522,744,971
Debt securities	5.1.	91,797,177	492,324,281
Derivatives	5.2.	9,863,462	21,780,413
Equity instruments	5.3.	8,904,312	8,640,277
FINANCIAL ASSETS AT AMORTIZED COST		8,281,410,537	7,472,926,498
Loans and advances to government sector		964,726	316,210
Loans and advances to financial institutions	6.1.	58,268,412	33,647,488
Loans and advances to customers	6.2.	7,479,338,394	4,267,933,731
Reverse repurchase agreements	6.3.	—	2,615,655,397
Debt securities	6.4.	152,528,570	182,535,735
Other financial assets	6.5.	590,310,435	372,837,937
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		2,466,183,835	1,837,633,581
Debt securities	10.1.	2,461,681,262	1,833,311,004
Equity instruments	10.2.	4,502,573	4,322,577
INVESTMENT IN JOINT VENTURES AND ASSOCIATES	12	23,817,993	26,929,047
TANGIBLE ASSETS		779,810,690	780,397,732
Property and equipment	13.1.	646,547,368	649,407,209
Investment properties	13.2.	133,263,322	130,990,523
INTANGIBLE ASSETS	14	69,228,950	72,161,118
INCOME TAX ASSETS		73,536,960	6,546,287
Current	11.1.	45,438,057	349,167
Deferred	11.3.	28,098,903	6,197,120
OTHER ASSETS	15	88,184,537	96,015,251
NON-CURRENT ASSETS HELD FOR SALE	16	3,749,640	1,855,763
TOTAL ASSETS		14,719,893,843	13,305,540,254
The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024 AND 2023
(in thousands of Argentine pesos in constant currency – Note 2.1.5.) (cont.)

	Notes	December 31, 2024	December 31, 2023
LIABILITIES
FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		3,858,635	27,167,107
Derivatives	17.1	3,858,635	4,671,486
Trading liabilities	17.2.	—	22,495,621
FINANCIAL LIABILITIES AT AMORTIZED COST		11,441,847,483	8,990,491,427
Bank loans	18.1.	200,930,558	61,387,247
Deposits from government sector		120,614,473	74,112,350
Deposits from financial institutions		4,327,184	5,603,327
Deposits from customers	18.2.	9,804,737,468	7,845,338,558
Other financial liabilities	18.3.	1,195,339,210	976,139,925
Debt securities issued	19	115,898,590	27,910,020
PROVISIONS	20	47,098,283	45,128,635
INCOME TAX LIABILITIES		13,774,022	458,483,209
Current	11.2.	13,774,022	418,467,790
Deferred	11.3.	—	40,015,419
OTHER LIABILITIES	21	597,488,183	703,413,124
TOTAL LIABILITIES		12,104,066,606	10,224,683,502
EQUITY
Share capital	22	612,710	612,710
Share premium		6,744,974	6,744,974
Inflation adjustment to share capital and premium		902,627,443	902,627,443
Reserves		1,921,852,605	2,071,042,959
Accumulated loss		(367,211,255)	(369,305,680)
Accumulated other comprehensive income		109,132,988	430,006,405
Equity attributable to owners of the Bank		2,573,759,465	3,041,728,811
Non-controlling interests		42,067,772	39,127,941
TOTAL EQUITY		2,615,827,237	3,080,856,752
TOTAL LIABILITIES AND EQUITY		14,719,893,843	13,305,540,254
The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(in thousands of Argentine pesos in constant currency – Note 2.1.5. , except earnings per share)

	Notes	December 31, 2024	December 31, 2023	December 31, 2022
Interest income	24.1.	4,696,241,574	6,933,449,775	4,267,782,358
Interest expense	24.2.	(1,767,275,340)	(3,389,943,816)	(1,970,167,737)
NET INTEREST INCOME		2,928,966,234	3,543,505,959	2,297,614,621
Fee and commission income	25	548,839,620	553,863,559	537,969,789
Fee and commission expense	26	(266,256,295)	(251,270,573)	(220,994,595)
Gains (Losses) on financial assets and liabilities at fair value through profit or loss, net	27	152,692,993	(45,061,608)	101,054,719
Gains (Losses) on derecognition of financial assets not measured at fair value through profit or loss, net	28	241,671,545	88,391,254	1,966,214
Exchange differences, net	29	54,636,460	457,541,435	54,772,068
Other operating income	30	142,790,472	146,440,914	143,506,300
Other operating expenses	31	(491,172,138)	(571,855,776)	(418,543,458)
GROSS INCOME		3,312,168,891	3,921,555,164	2,497,345,658
Administrative costs		(1,079,873,320)	(1,083,513,789)	(923,059,270)
Personnel benefits	32	(516,301,039)	(540,989,136)	(461,751,067)
Other administrative expenses	33	(563,572,281)	(542,524,653)	(461,308,203)
Depreciation and amortization	34	(79,611,677)	(62,448,521)	(74,412,260)
Impairment of financial assets	35	(290,406,994)	(290,935,480)	(214,784,580)
Loss on net monetary position	2.1.5.	(1,421,247,270)	(1,804,868,429)	(905,994,003)
NET OPERATING INCOME		441,029,630	679,788,945	379,095,545
Shared of profit or loss of entities accounted using the equity method		50,755	2,518,723	(3,163,436)
PROFIT BEFORE TAX		441,080,385	682,307,668	375,932,109
Income tax (expense) benefit	11.4.	(76,264,805)	(339,863,041)	17,114,200
PROFIT FOR THE YEAR		364,815,580	342,444,627	393,046,309
Attributable to owners of the Bank		360,405,364	341,579,597	399,017,982
Attributable to non-controlling interest		4,410,216	865,030	(5,971,673)
EARNINGS PER SHARE
Basic earnings per share (in pesos)	3	588.2152	557.4898	651.2346
Diluted earnings per share (in pesos)	3	588.2152	557.4898	651.2346
The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(in thousands of Argentine pesos in constant currency – Note 2.1.5.)

	December 31, 2024	December 31, 2023	December 31, 2022
Profit for the year	364,815,580	342,444,627	393,046,309

Items that are or may be reclassified to profit or loss

Profit or loss for financial instruments at fair value through Other comprehensive income (FVOCI)
(Loss) Profit for the year for financial instruments at FVOCI	(370,129,388)	714,304,550	(89,713,102)
Adjustment for reclassifications for the year	(122,608,090)	(75,817,890)	(1,845,974)
Related income tax (expense) benefit (Note 11.4.)	169,658,849	(184,930,091)	(4,839,879)
	(323,078,629)	453,556,569	(96,398,955)
Share in Other Comprehensive income (OCI) from investees at equity method
Profit for the year for the share in OCI from associates at equity-method	—	—	739,275
	—	—	739,275
Items that will not be reclassified to profit or loss

Fair value changes for equity instruments at FVOCI
Profit (Loss) for the year for equity instruments at FVOCI	734,827	3,535,221	(16,133)
	734,827	3,535,221	(16,133)
Other comprehensive income (loss), net of tax	(322,343,802)	457,091,790	(95,675,813)
Total comprehensive income for the year	42,471,778	799,536,417	297,370,496
Total comprehensive (loss) income:
Attributable to owners of the Bank	39,531,947	797,200,917	303,342,245
Attributable to non-controlling interests	2,939,831	2,335,500	(5,971,749)
The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024
(in thousands of Argentine pesos in constant currency, except dividends per share – Note 2.1.5.)

				Other comprehensive income		Reserves
Transactions	Share capital	Share premium	Inflation adjustment to share capital and premium	Fair value reserve	Share of OCI from associates and joint ventures	Legal reserve	Other reserves	Accumulated loss	Total equity atributable to owners of the Bank	Non- controlling interest	Total equity
Balances at December 31, 2023	612,710	6,744,974	902,627,443	429,985,159	21,246	730,616,367	1,340,426,592	(369,305,680)	3,041,728,811	39,127,941	3,080,856,752

Total comprehensive income for the year
- Profit for the year	—	—	—	—	—	—	—	360,405,364	360,405,364	4,410,216	364,815,580
- Other comprehensive income for the year	—	—	—	(320,873,417)	—	—	—	—	(320,873,417)	(1,470,385)	(322,343,802)

Distribution of retained earnings as per the Shareholders' Meeting held on April 26, 2024 (Note 42)
Legal reserve	—	—	—	—	—	71,662,188	—	(71,662,188)	—	—	—
Other reserves	—	—	—	—	—	—	286,648,751	(286,648,751)	—	—	—

Distribution of dividends, approved by the Shareholders' Meeting held on April 26, by the BCRA on May 3 and at the Board of Directors' meeting held on May 6, 2024 (Note 42)
Dividends in kind and cash (1)	—	—	—	—	—	—	(507,501,293)	—	(507,501,293)	—	(507,501,293)
Balances at December 31, 2024	612,710	6,744,974	902,627,443	109,111,742	21,246	802,278,555	1,119,574,050	(367,211,255)	2,573,759,465	42,067,772	2,615,827,237
(1)Dividends per share amounts to pesos 431.24 (in nominal values)
The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023
(in thousands of Argentine pesos in constant currency, except dividends per share – Note 2.1.5.)

				Other comprehensive income		Reserves
Transactions	Share capital	Share premium	Inflation adjustment to share capital and premium	Fair value reserve	Share of OCI from associates and joint ventures	Legal reserve	Other reserves	Accumulated loss	Total equity atributable to owners of the Bank	Non- controlling interest	Total equity
Balances at December 31, 2022	612,710	6,744,974	902,627,443	(25,636,161)	21,246	650,833,794	1,190,883,908	(311,972,411)	2,414,115,503	36,641,274	2,450,756,777

Total comprehensive income for the year
- Profit for the year	—	—	—	—	—	—	—	341,579,597	341,579,597	865,030	342,444,627
- Other comprehensive income for the year	—	—	—	455,621,320	—	—	—	—	455,621,320	1,470,470	457,091,790

Distribution of retained earnings as per the Shareholders' Meeting held on April 28, 2023 (Note 42)
Legal reserve	—	—	—	—	—	79,782,573	—	(79,782,573)	—	—	—
Other reserves	—	—	—	—	—	—	319,130,293	(319,130,293)	—	—	—
Distribution of dividends, approved by the Shareholders' Meeting held on April 28, by the BCRA on May 31 and at the Board of Directors' meeting held on june 7, 2023 (Note 42)
Dividends in kind and cash (1)	—	—	—	—	—	—	(169,587,609)	—	(169,587,609)	—	(169,587,609)
Subsidiary capital increase (Note 2.2.)	—	—	—	—	—	—	—	—	—	151,167	151,167
Balances at December 31, 2023	612,710	6,744,974	902,627,443	429,985,159	21,246	730,616,367	1,340,426,592	(369,305,680)	3,041,728,811	39,127,941	3,080,856,752
(1)Dividends per share amounts to pesos 58.05 (in nominal values)
The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022
(in thousands of Argentine pesos in constant currency, except dividends per share – Note 2.1.5.)

				Other comprehensive income		Reserves
Transactions	Share capital	Share premium	Inflation adjustment to share capital and premium	Fair value reserve	Share of OCI from associates and joint ventures	Legal reserve	Other reserves	Accumulated loss	Total equity atributable to owners of the Bank	Non- controlling interest	Total equity
Balances at December 31, 2021	612,710	6,744,974	902,627,443	70,778,851	(718,029)	598,866,415	983,014,390	(451,153,496)	2,110,773,258	42,546,405	2,153,319,663

Total comprehensive income for the year
- Profit (Loss) for the year	—	—	—	—	—	—	—	399,017,982	399,017,982	(5,971,673)	393,046,309
- Other comprehensive income for the year	—	—	—	(96,415,012)	739,275	—	—	—	(95,675,737)	(76)	(95,675,813)

Distribution of retained earnings as per the Shareholders' Meeting held on April 29, 2022 (Note 42)
Legal reserve	—	—	—	—	—	51,967,379	—	(51,967,379)	—	—	—
Other reserves	—	—	—	—	—	—	207,869,518	(207,869,518)	—	—	—
Other net increases	—	—	—	—	—	—	—	—	—	66,618	66,618
Balances at December 31, 2022	612,710	6,744,974	902,627,443	(25,636,161)	21,246	650,833,794	1,190,883,908	(311,972,411)	2,414,115,503	36,641,274	2,450,756,777

The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(in thousands of Argentine pesos in constant currency – Note 2.1.5.)

Accounts	December 31, 2024	December 31, 2023	December 31, 2022
Cash flow from operating activities

Profit before tax	441,080,385	682,307,668	375,932,109

Adjustments and other non-cash items	(487,549,439)	(2,545,037,376)	(1,067,046,743)
Depreciation and amortization	79,611,677	62,448,521	74,412,260
Net impairment loss of financial assets	290,406,994	290,935,480	214,784,580
Accrued interest	(2,922,890,116)	(3,542,699,530)	(2,304,753,736)
Exchange rate	541,852,227	(1,247,476,057)	(8,219,631)
Loss on net monetary position	1,421,247,270	1,804,868,429	905,994,003
Gain on sale of Prisma Medios de Pagos S.A. (see Note 6.5.)	—	—	(3,392,691)
Other adjustments	102,222,509	86,885,781	54,128,472

Net increases (decreases) in operating assets:	(8,781,460,009)	(10,156,166,531)	(7,273,004,330)
Financial assets at fair value through profit or loss (FVTPL)	135,910,873	(630,070,749)	(214,869,197)
Financial assets at amortized cost
Other financial assets	(585,690,715)	(553,470,799)	(314,309,658)
Loans and advances to financial institutions	(44,279,082)	(33,260,111)	(5,306,308)
Loans and advances to customers	(6,750,666,479)	(4,660,460,953)	(3,144,825,777)
Loans and advances to government sector	(1,151,102)	(1,077,758)	(9,006)
Loans and advances to central bank	—	57,779	(80,331)
Reverse repurchase agreements	1,046,814,494	(3,314,444,240)	1,006,702,072
Debt securities	30,007,165	73,916,303	5,855,759
Financial assets at fair value through other comprehensive income	(2,515,286,132)	(938,480,833)	(4,653,816,465)
Other assets	(97,119,031)	(98,875,170)	47,654,581

Net increases (decreases) in operating liabilities:	8,827,341,447	9,927,813,541	6,319,292,128
Financial liabilities at amortized cost
Deposits from financial institutions	17,181,908	7,448,076	1,481,393
Deposits from customers	7,635,971,336	7,863,304,092	5,259,313,168
Deposits from government sector	206,586,285	73,234,494	(16,412,775)
Repurchase agreements	8,030,197	(11,654,723)	5,453,712
Financial liabilities at FVTPL	(14,746,183)	31,361,740	1,384,489
Other financial liabilities	974,317,904	1,964,119,862	1,068,072,141

Income tax paid	(274,977,772)	(15,377,796)	(11,020,847)

Interest received	4,735,719,954	6,793,039,316	4,293,902,152
Interest paid	(1,870,805,703)	(3,377,324,865)	(1,871,629,188)
Total cash flows generated by operating activities	2,589,348,863	1,309,253,957	766,425,281
The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(in thousands of Argentine pesos in constant currency – Note 2.1.5.) (cont.)

Accounts	December 31, 2024	December 31, 2023	December 31, 2022
Cash flows from investing activities

Payments:	(166,029,679)	(96,161,217)	(191,840,417)
Purchase of property and equipment, intangible assets and other assets	(164,525,453)	(91,783,378)	(111,280,464)
Other payments related to investment activities	(1,504,226)	(4,377,839)	(80,559,953)

Collections:	3,633,976	2,533,639	7,709,775
Dividends received	3,633,976	2,533,639	7,709,775
Total cash flows used in investing activities	(162,395,703)	(93,627,578)	(184,130,642)
Cash flows from financing activities

Payments:	(114,415,612)	(90,253,305)	(61,436,682)
Dividends	(90,609,727)	(606,095)	(17,475,201)
Debt security payments - Capital	(10,729,920)	(1,231,274)	(5,069,086)
Payment of lease liabilities	(13,075,965)	(13,561,406)	(14,532,650)
Financing by local financial institutions	—	(74,854,530)	(24,359,745)

Collections:	238,807,228	32,638,527	3,739,301
Debt securities issued - Capital	99,271,683	30,821,854	—
Financing by local financial institutions	101,954,554	—	—
Other collections related to financing activities	37,580,991	1,816,673	3,739,301
Total cash flows generated/(used in) by financing activities	124,391,616	(57,614,778)	(57,697,381)
Effect of exchange rate changes on cash and cash equivalents	(541,852,227)	1,247,476,057	8,219,631
Inflation effect on cash and cash equivalents	(1,674,416,805)	(1,925,745,984)	(1,407,545,700)
Total changes in cash and cash equivalents	335,075,744	479,741,674	(874,728,811)
Cash and cash equivalents at the beginning of the year (Note 4)	2,488,330,006	2,008,588,332	2,883,317,143
Cash and cash equivalents at the end of the year (Note 4)	2,823,405,750	2,488,330,006	2,008,588,332
The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos) (cont.)
1. General information
1.1. Information on Banco BBVA Argentina S.A.
Banco BBVA Argentina S.A. (hereinafter “BBVA Argentina”, the “Bank” or the “Entity”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 235 national branches.
Since December 1996, BBVA Argentina is controlled by Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, “BBVA Group” or the “controlling entity”), which directly and indirectly owned 66.55% of the share capital of the Bank as of December 31, 2024.
These Consolidated Financial Statements relate to the Bank and its subsidiaries (collectively, the “Group”). The Bank’s subsidiaries are detailed in Note 2.2.
Part of the Bank’s share capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.
1.2. Evolution of the macroeconomic situation and the financial and capital systems
In recent years, the Argentine financial market has observed a prolonged period of volatility in the market values of public and private financial instruments, including a high level of country risk, an increase in the official exchange rate between the Argentine peso and the US dollar, an increase in interest rates and a significant acceleration in inflation (see note 2.1.5. Measuring unit).
On December 10, 2023, a new national government took office and issued a series of emergency measures. Among the new government main objectives are to pursue, regulatory flexibility in economic matters and a reduction of the fiscal deficit mainly through a reduction in spending, including a reduction of different types of subsidies.
Particularly, with regards to the US dollar/Peso exchange rate, since the end of 2019, the gap between the official price of the US dollar (mainly used for foreign trade) has widen significantly compared to the alternative exchange rate arising from stock exchange transactions having reached maximum peaks close to 200%, towards the end of 2023, a period in which the Argentine peso depreciated by close to 55%. During 2024, the aforementioned gap has seen a significant reduction, to approximately 19% at the date of issue of these financial statements.
On the other hand, the National Government and the Central Bank of Argentina (BCRA) reformulated monetary and financial policies to drastically reduce the so-called quasi-fiscal deficit. The exchange of the BCRA's obligations with banks, including puts on public securities held by financial institutions, and their transfer to the National Treasury, together with the fiscal surplus obtained by the Nation and the renewal of the services of the debt denominated in pesos, allowed to significantly absorb pesos from the economy and, in this way, reduce both inflation (8% during the fourth quarter of 2024) and nominal interest rates.
In terms of the national public debt management, a restructuring process has been observed, including various voluntary swaps and agreements reached regarding claims with the Paris Club and the International Monetary Fund. In addition, in recent months, the authorities in charge of the Ministry of Economy and the BCRA have implemented restrictive monetary policy measures, along with a process of debt transfer from the BCRA to the National Treasury. This included the repurchase by the BCRA of a large portion of the put options on public securities held by financial institutions.
On March 18, 2025, Decree No. 179/2025 was published, approving a future loan to be entered into between the National Executive Branch and the International Monetary Fund (“IMF”). It establishes that it will be used to pay off a portion of the National Treasury's debt with the Central Bank. The future loan will have a 10-year term. As of the date of issuance of these financial statements, it is pending approval by the IMF.
The comprehensive program pursued by the new Administration includes economic, legal, foreign relations, infrastructure and other reforms. On December 20, 2023, Emergency Decree No. 70/2023 was issued establishing a significant number of reforms regarding which different players filed constitutional protection actions in Court in order to stop them from being implemented. In addition, on July 8, 2024, Law 27,742, as enacted by the Federal Executive through Executive Decree No. 592/2024, was published on the Official Gazette, including issues such as delegated powers to the Federal Executive, and tax, labor, and social security reforms, among others. As of the date of these financial statements, the referred law is pending regulation.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
2.1.1. Applicable accounting standards
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS” or “IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”).
The consolidated financial statements for the year ended December 31, 2024, were authorized for issue on April 4, 2025.
2.1.2. Figures stated in thousands of pesos
Amounts in these consolidated financial statements are presented in thousands of Argentine pesos in terms of purchasing power as of December 31, 2024 and are rounded to the nearest amount in thousands of pesos.
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
These consolidated financial statements were prepared on historical cost basis (see note 2.1.5. Measuring unit), except for certain financial instruments which were valued at Fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. In addition, assets and liabilities of derivatives were valued at Fair Value through profit or loss.
2.1.4. Comparative information
The Statement of Financial Position as of December 31, 2024 is comparatively presented with data as of prior year-end, while the Statements of Profit or Loss, Comprehensive Income, Changes in Equity, and Cash Flows, are comparatively presented with data for the years ended December 31, 2023 and 2022.
The figures of comparative information have been restated in order to consider the changes in the general purchasing power of the currency and, as a result, are stated in the measuring unit current as of the end of the reporting period (see “Measuring unit” below).
2.1.5. Measuring unit
These consolidated financial statements as of and for the year ended December 31, 2024 have been restated to be expressed in terms of the measuring unit current as of that date, as set forth in IAS 29.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
According to IFRS Accounting Standards, the restatement of financial statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 “Financial Reporting in Hyperinflationary Economies” establishes (i) certain non-exclusive qualitative indicators consisting of analyzing general population behavior, prices, interest rates and salaries in view of the evolution of price indexes and the loss of purchasing power of the currency, and (ii) as a quantitative characteristic, which is the most considered condition in practice, to test whether the cumulative inflation rate in three years approaches or exceeds 100%.
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
Considering the index referred above, inflation for the fiscal years ended December 31, 2024, 2023 and 2022 was 117.76%, 211.41% and 94.79%, respectively.
Below is a description of the main impacts of applying IAS 29 and the restatement process of financial statements:
a)Description of the main aspects of the statement of financial position restatement process:
i.Monetary items (those with a fixed nominal value in local currency) are not restated, as they are already expressed in the measuring unit current as of the end of the reporting period. In an inflationary period, holding monetary assets generates a loss of purchasing power and holding monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that offsets these effects to some extent. Gain or loss on net monetary position is included in profit (loss) for the reporting period.
ii.Assets and liabilities subject to adjustments pursuant to specific agreements are adjusted according to such agreements.
iii.Non-monetary items measured at their current values at the end of the reporting period are not restated for their presentation in the statement of financial position, but the adjustment process must be completed in order to determine in terms of constant measuring unit, the gain or loss generated for holding those non-monetary items.
iv.Non-monetary items measured at historical cost or at a current value as of a date prior to the end of the reporting period are restated at indexes that reflect the variation occurred in the general price index level as from the date of acquisition or restatement until the closing date, and then the restated amounts of said assets are compared with the relevant recoverable values. Profit (loss) for the period from depreciation of property and equipment and amortization of intangible assets, as well as any other consumption of non-monetary assets are determined on the basis of the new restated amounts.
v.The restatement of non-monetary assets in terms of a measuring unit current at the end of the reporting period without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred tax liabilities, whose balancing entry is recognized in profit or loss for the period.
b)Description of the main aspects of the statements of profit and loss and other comprehensive income restatement process:
i.Expenses and income are restated as from the date of their booking, except for those profit or loss items that reflect or include in their determination the consumption of assets in purchasing power currency of a date prior to the booking of the consumption, which are restated taking as basis the date of origination of the asset with which the item is related; and also except for income or loss arising

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison again, but with the amounts already restated.
ii.Gain or loss on net monetary position will be classified according to the item that originated it, and is presented in a separate line reflecting the effect of inflation on monetary items.
c)Description of the main aspects of the statement of changes in shareholders’ equity restatement process:
i.As of the transition date (January 1, 2017) the Entity has applied the following procedures:
a)Equity items, except for those stated below, are restated as from the date on which they were subscribed for or paid-in.
b)Reserves, including the reserve for first time application of IFRS Accounting Standards, were maintained at their nominal value as of the transition date (non-restated legal amount).
c)Restated unappropriated retained earnings are determined according to the difference between restated net assets as of the transition date and the rest of the components of initial equity restated as described above.
d)Balances of other accumulated comprehensive income were restated as of the transition date.
ii.After the restatement as of the transition date stated in (i) above, all the shareholders’ equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the date of contribution or from the moment such variation occurred by other means, restating the balances of other accumulated comprehensive income according to the items that give rise to it.
d)Description of the main aspects of the statement of cash flows restatement process:
i.All items are restated in terms of the measuring unit current as of the end of the reporting period.
ii.Monetary gain or loss on the components of cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities, in a separate line and independent from them, under “Inflation effect on cash and cash equivalents”.
2.2. Basis for consolidation
The consolidated financial statements comprise the Entity’s and its subsidiaries’ financial statements (the “Group”) as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022.
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
When assessing if the Entity has control over an investee and therefore, whether it controls the variability of its returns, the Entity considers all the relevant events and circumstances, including:
•The purpose and design of the investee.
•The relevant activities, the decision-making process on these activities and whether the Entity and its subsidiaries can manage those activities.
•Contractual agreements such as call options, put options and settlement rights.
•If the Entity and its subsidiaries are exposed to, or entitled to, variable returns arising from their interest in the investee, and are empowered to affect their variability.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
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
As of December 31, 2024, and 2023 and for the years ended December 31, 2024, 2023 and 2022, the Entity has consolidated its financial statements with the financial statements of the following companies:

Subsidiaries	Registered Office	Province	Country	Main Business Activity
Volkswagen Financial Services Cía. Financiera S.A.	Av. Córdoba 111, 30th floor	City of Buenos Aires	Argentina	Financing
PSA Finance Arg. Cía. Financiera S.A.	Carlos María Della Paolera 265, 22nd floor	City of Buenos Aires	Argentina	Financing
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (1)	Av. Córdoba 111, 22nd floor	City of Buenos Aires	Argentina	Retirement and Pension Fund Manager
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Av. Córdoba 111, 30th floor	City of Buenos Aires	Argentina	Mutual Funds Management
(1)Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (“Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”): a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26,425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES, as per its Spanish acronym) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.
On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed a lawsuit for damages against the Argentine government under case No. 40.437/2010. The lawsuit was ratified by BBVA Banco Francés in its capacity as the Company’s majority shareholder. On July 1, 2021, a decision rejecting the claim was issued. On August 9, 2022, Room I of the Federal Court of Appeals in Contentious and Administrative Matters ratified the trial court decision. On August 25, 2022, a federal extraordinary appeal was filed against the abovementioned resolution, which was partially accepted in regard to the federal issue at stake and rejected the request concerning the grounds of arbitrariness through the court decision dated September 15, 2022. Considering the partial rejection, an appeal was filed with the Argentine Supreme Court of Justice on September 21, 2022. As of the date of issuance of these financial statements, neither the outcome of the legal process referred to above nor the final assessment of the case by the Argentine Supreme Court of Justice can be estimated. Similarly, in the hypothetical event of a rejection, all or part of the legal costs may be imposed on Consolidar AFJP S.A.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
(undergoing liquidation proceedings) and the assets of such entity were insufficient to bear them, the Bank would bear these expenses, reserving the right to recover the proportional part related to the remaining shareholder.
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, the Entity’s interest in its consolidated companies was as follows:

Subsidiaries	Shares		Interest held by the Entity		Non-controlling Interests
	Type	Number	% of Total Shares	% of Total Votes	% of Total Shares	% of Total Votes
Volkswagen Financial Services Cía. Financiera S.A.	Common	897,000,000	51.00%	51.00%	49.00%	49.00%
PSA Finance Arg. Cía. Financiera S.A. (1)	Common	52,178	50.00%	50.00%	50.00%	50.00%
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.(undergoing liquidation proceedings) (2)	Common	235,738,503	53.89%	53.89%	46.11%	46.11%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Common	242,524	100.00%	100.00%	0.00%	0.00%
(1)According to the Shareholders’ Agreement, the Bank controls the entity because it is exposed, or has rights, to variable returns from its continued involvement with the entity and has the ability to direct the relevant activities in order to affect those returns, such as financial and risk management activities, among others.
(2)On November 28, 2023, a contribution of 120,000 (327,849 in restated values) was made, which was integrated in cash. The Bank subscribed 64,667 (176,682 in restated values) and Banco Bilbao Vizcaya Argentaria S.A. (BBVA) 55,333 (151,167 in restated values).

The Entity’s and its subsidiaries’ total assets, liabilities and equity as of December 31, 2024 and 2023, are as follows:

The Entity’s and its subsidiaries’	December 31, 2024
	Assets	Liabilities	Equity attributable to owners of the Bank	Non-controlling interests	Total comprehensive (loss) income attributable to owners of the Bank	Total comprehensive (loss) income attributable to non-controlling interests
Volkswagen Financial Services Cía. Financiera S.A.	261,564,794	203,903,249	29,407,389	28,254,156	4,255,249	4,088,374
PSA Finance Arg. Cía. Financiera S.A.	151,119,864	123,816,237	13,651,813	13,651,814	(1,034,078)	(1,034,076)
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.(undergoing liquidation proceedings)	421,826	70,921	189,103	161,802	(133,781)	(114,467)
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	38,608,100	7,793,335	30,814,765	-	19,937,278	-
The Entity	14,480,987,575	11,907,228,110	2,573,759,465	-	39,531,947	-
Eliminated	(212,808,316)	(138,745,246)	(74,063,070)	-	(23,024,668)	-
The Group	14,719,893,843	12,104,066,606	2,573,759,465	42,067,772	39,531,947	2,939,831

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

The Entity’s and its subsidiaries’	December 31, 2023
	Assets	Liabilities	Equity attributable to owners of the Bank	Non-controlling interests	Total comprehensive (loss) income attributable to owners of the Bank	Total comprehensive (loss) income attributable to non-controlling interests
Volkswagen Financial Services Cía. Financiera S.A.	153,853,857	104,535,935	25,152,144	24,165,778	1,756,722	1,687,841
PSA Finance Arg. Cía. Financiera S.A.	100,441,859	71,070,078	14,685,891	14,685,890	602,968	602,974
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.(undergoing liquidation proceedings)	651,727	52,574	322,880	276,273	52,224	44,685
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	29,983,496	5,171,628	24,811,868	-	16,414,383	-
The Entity	13,164,932,555	10,123,203,744	3,041,728,811	-	797,200,917	-
Eliminated	(144,323,240)	(79,350,457)	(64,972,783)	-	(18,826,297)	-
The Group	13,305,540,254	10,224,683,502	3,041,728,811	39,127,941	797,200,917	2,335,500

The Board of Directors of the Entity considers that there are no other companies or structured entities that should be included in the consolidated financial statements as of and for the year ended December 31, 2024.

Acquisition of 50% stake in FCA Compañía Financiera S.A.
On December 18, 2024, the Entity entered into an agreement with FIDIS S.P.A pursuant to which the Entity intends to acquire 50% of the share capital of FCA Compañía Financiera S.A. (hereinafter, “FCA CF”).
FCA CF is a financial company authorized by the Board of Directors of the Central Bank of the Argentine Republic through Resolution No. 432, dated September 16, 1999. It is part of the global Stellantis automotive group, and its main activity is financing private, non-financial sector residents for the purchase of vehicles of Fiat, Jeep and RAM brands, which are produced and/or marketed by FCA Automobiles Argentina S.A.
The share acquisition will be completed after obtaining authorization from the Central Bank and other applicable regulatory and competition authorizations.
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
Mutual funds
A subsidiary of the Bank acts as fund manager of 15 mutual funds. The amount of total equity under management accrued as of December 31, 2024 and 2023 amounts to 3,038,648,122 and 2,805,914,146, respectively. Determining whether the Bank controls such an mutual fund usually focuses on the assessment of the aggregate economic interests of the Bank in the fund (comprising any carried interests and expected management fees) and considers that investors have no right to remove the fund manager without cause. The Bank has concluded that it does not have control over any of these mutual funds.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
2.3.2. Foreign currency
Transactions in foreign currencies are translated into the respective functional currency of the Bank at the spot exchange rates published by the BCRA at the date of the transactions.
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
2.3.4. Financial assets and liabilities
a)Initial recognition and measurement
The Group initially recognizes loans, deposits, debt securities issued and liabilities on the date on which they are originated. All other financial instruments (including ordinary course purchases and sales of financial assets) are recognized on the trade date, which is the date when the Group becomes party to the contractual provisions of the instrument.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
b)Classification of financial assets
On initial recognition, financial assets are classified as measured at amortized cost, fair value through Other Comprehensive Income (FVOCI) or fair value through profit or loss (FVTPL).
A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:
•The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.
A financial asset is measured at FVOCI only if it meets both of the following conditions and is not designated as at FVTPL:
•The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•The contractual terms of the financial asset give rise to cash flows that are SPPI on the principal amount outstanding.
For a financial asset measured at FVOCI, gains and losses are recognised in OCI, except for the following, which are recognised in profit or loss in the same manner as for financial assets measured at amortised cost:
•Interest revenue using the effective interest method;
•Expected credit losses (“ECL”) and reversals; and
•Foreign exchange gains and losses.
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
Business model assessment
The Group makes an assessment of the objective of a business model in which an asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:
•The stated policies and objectives for the portfolio and the operation of those policies in practice. In particular, if Management focuses on the profit that arises from contractual interests,
•How the performance of the portfolio is evaluated and reported to the Group’s management,
•The risks that affect the performance of the business model and how those risks are managed,
•How managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
•The frequency, volume and timing of sales in prior periods, the reasons for such sales and its expectations about future sales activity. However, information about sales activity is not considered in isolation, but as part of an overall assessment of how the Group’s stated objective for managing the financial assets is achieved and how cash flows are realized.
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
In making the assessment, the Group considers:
•Contingent events that would change the amount and timing of cash flows;
•Leverage features;
•Prepayment and extension terms;
•Terms that limit the Bank’s claim to cash flows from specified assets; and
•Features that modify consideration of the time value of money (e.g. periodical reset of interest rate).
Reclassification
Financial assets are not reclassified after their initial recognition, except for a change in the Group’s business models. Financial liabilities are not reclassified.
c)Classification of financial liabilities
The Group classifies its financial liabilities, other than derivatives, financial guarantees and liabilities at fair value through profit or loss as measured at amortized cost.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
d)Measurement at amortized cost
The amortized cost of a financial asset or liability is the amount of its initial recognition less the capital reimbursements, plus or less the amortization, using the effective interest method, of any difference between the initial amount and the amount at maturity. In the case of financial assets, it also includes any impairment.
e)Modifications of financial assets and financial liabilities
i)Financial assets
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
If the cash flows are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this case, the original financial asset is derecognised and a new financial asset is recognised at fair value plus any eligible transaction costs. Any fees received as part of the modification are accounted for as follows:
•Fees that are considered in determining the fair value of the new asset and fees that represent reimbursement of eligible transaction costs are included in the initial measurement of the asset; and
•Other fees are included in profit or loss as part of the gain or loss on derecognition.
If cash flows are modified when the borrower is in financial difficulties, then the objective of the modification is usually to maximize recovery of the original contractual terms rather than to originate a new asset with substantially different terms. If the Group plans to modify a financial asset in a way that would result in forgiveness of cash flows, then it first considers whether a portion of the asset should be written off before the modification takes place. This approach impacts the result of the quantitative evaluation and the derecognition criteria are not usually met in such cases.
If the modification of a financial asset measured at amortised cost or FVOCI does not result in derecognition of the financial asset, then the Group first recalculates the gross carrying amount of the financial asset using the original effective interest rate of the asset and recognizes the resulting adjustment as a modification gain or loss in profit or loss. For floating-rate financial assets, the original effective interest rate used to calculate the modification gain or loss is adjusted to reflect current market terms at the time of the modification. Any costs or fees incurred and fees received as part of the modification adjust the gross carrying amount of the modified financial asset and are amortised over the remaining term of the modified financial asset.
If such a modification is carried out because of financial difficulties of the borrower, then the gain or loss is presented together with impairment losses. In other cases, it is presented as interest income calculated using the effective interest rate method.
ii)Financial liabilities
The Group derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognised at fair value. The difference between the carrying amount of the financial liability derecognized and consideration paid is recognised in profit or loss. Consideration paid includes non-financial assets transferred, if any, and the assumption of liabilities, including the new modified financial liability.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
f)Derecognition of financial assets and liabilities
i)Financial assets
The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.
On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in OCI is recognised in profit or loss.
Any cumulative gain/loss recognised in OCI in respect of equity investment securities designated as at FVOCI is not recognised in profit or loss on derecognition of such securities. Any interest in transferred financial assets that qualify for derecognition that is created or retained by the Group is recognised as a separate asset or liability.
The Group enters into transactions whereby it transfers assets recognised on its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets or a portion of them. In such cases, the transferred assets are not derecognized. Examples of such transactions are securities lending and sale-and-repurchase transactions.
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
In certain transactions, the Group retains the obligation to service the transferred financial asset for a fee. The transferred asset is derecognized if it meets the derecognition criteria. An asset or liability is recognised for the servicing contract if the servicing fee is more than adequate (asset) or is less than adequate (liability) for performing the servicing.
ii)Financial liabilities
The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expire.
g)Impairment of financial assets
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
The calculation of the allowances for credit risk in each of these three categories are done differently following concepts of expected loss:
•Expected loss at 12 months: expected credit loss that arises from possible default events within 12 months following the presentation date of the financial statements, applicable for financial assets classified as Stage 1; and
•Lifetime Expected Credit Losses of the transaction: this is the expected credit loss that arises from all possible default events over the remaining life of the financial instrument, applicable for financial assets classified as Stage 2 and 3.
All this requires considerable judgment, both in the modeling for the estimation of the expected losses and in the forecasts, on how the economic factors affect such losses, which must be carried out on a weighted probability basis.
The Group has applied the following definitions in accordance with IFRS 9:
Definition of Default
It will be consider that a default can occur when one or both of the following conditions are met:
a) Objective Default: the obligor has material past due balances for more than 90 consecutive days with respect to any credit obligation. Materiality is defined by an absolute threshold (maximum amount of the sum of all past due amounts fixed in local currency at 23 thousand pesos for retail portfolios and 117 thousand pesos for wholesale portfolios) and a relative threshold (percentage reflecting the past due amount in relation to the total amount of all exposures to the obligor included in the balance sheet, excluding equity exposures, fixed at 1% for all portfolios).
b) Subjective Default: when there are reasonable doubts about the entity’s ability to pay all of its debt obligations. In addition to an objective default, subjective default takes into account other indicators of probability of default such as a specific credit risk adjustment, forced restructurings, connected clients, clients in bankruptcy, among others.
Restructured asset
If the terms of a financial asset are renegotiated or modified or an existing financial asset is replaced with a new one due to financial difficulties of the borrower, then an assessment is made of whether the financial asset should be derecognised and ECL are measured as follows.
•If the restructuring will not result in the derecognition of the existing asset, then the expected cash flows arising from the modified financial asset are included in calculating the cash shortfalls from the existing asset.
•If the restructuring will result in the derecognition of the existing asset, then the expected fair value of the new asset is treated as the final cash flow from the existing financial asset at the time of its derecognition.
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
An asset is credit-impaired if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the asset. Evidence that a financial asset is credit-impaired includes observable data about the following events:
•Significant financial difficulty of the issuer or the borrower.
•A breach of contract (e.g., a default or past due event).
•A lender having granted a concession to the borrower – for economic or contractual reasons relating to the borrower’s financial difficulty – that the lender would not otherwise consider.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
•It becomes probable that the borrower will enter bankruptcy or other financial reorganization.
•The disappearance of an active market for a security because of financial difficulties.
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
The model developed by the Group for assessing the significant increase in credit risk has a two-prong approach:
•Quantitative criterion: the Group uses a quantitative analysis based on comparing the current expected probability of default over the life of the transaction with the original adjusted expected probability of default, so that both values are comparable in terms of expected default probability for their residual life. The thresholds used for considering a significant increase in risk take into account special cases according to geographic areas and portfolios. Depending on how old current operations are, at the time implementation of the standard, some simplification is made to compare the probabilities of default between the current and the original moment, based on the best information available at that moment.
•Qualitative criterion: most indicators for detecting significant risk increase are included in the Group’s systems through rating/scoring systems or macroeconomic scenarios, so quantitative analysis covers the majority of circumstances. The Group will use additional qualitative criteria when it considers it necessary to include circumstances that are not reflected in the rating/score systems or macroeconomic scenarios used.
Additionally, instruments under one of the following main circumstances are classified as Stage 2 (Qualitative criterion):
•More than 30 days past due. However this presumption can be rebutted in those cases in which the Group considers, based on reasonable and documented information, that such non-payment does not represent a significant increase in risk. The Group has not considered periods superior to 30 days for any of the significant portfolios.
•Watch list: They are subject to special watch by the Risks units because they show negative signs in their credit quality, even though there may be no objective evidence of impairment.
•Refinance or restructuring that does not show evidence of impairment.
Method for calculating ECL
The measurement of ECL must reflect:
•A considered and unbiased amount, determined by evaluating a range of possible results.
•The time value of money.
•Reasonable and documented information that is available without undue cost or effort and that reflects current conditions and forecasts of future economic conditions.
The Group measures ECL both individually and collectively.
For significant impaired instruments the amount of credit losses is calculated as the difference between expected discounted cash flows at the effective interest rate of the transaction and the carrying amount of the instrument.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
To establish which and how many clients need to be analyzed individually, the Group adopts the criteria defined by the BBVA Group, which is a relative weight in terms of total risk over the defaulted total risk of wholesale exposure and in terms of total risk over the Watch List total risk of wholesale exposure.
The scope for individual analysis is defined with the following criteria to analyze all clients with at least an asset in default and with total risk above the local threshold (30,000) or with at least an asset on the Watch List (WL) with total risk above the local threshold (100,000), meaning:
a)Stage 3 and Total Risk > 30,000;
b)Stage 2, WL and Total Risk > 100,000.
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
The characteristics of credit risk may consider, among others, the following factors:
•Type of instrument.
•Rating or scoring tools.
•Type of collateral.
•Period of time at default for stage 3.
•Segment.
•Qualitative criteria which can have a significant increase in risk.
ECL are derived from the following parameters:
•Probability of Default (PD): An estimate of the likelihood of default over a given time horizon.
•Exposure at Default (EAD): An estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date.
•Credit Conversion Factors (CCF): Cash conversion factor is the estimate made on off-balance sheet contractual arrangements to determine the exposure subject to credit risk in the event of a default.
•Loss Given Default (LGD): An estimate of the loss arising on default, based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from any collateral.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
economic scenarios and their associated expected losses, more than one future economic scenario must be used for the measurement.
The approach used by the Group consists of using first the most probable scenario (baseline scenario) consistent with that used in the Group’s internal management processes, and then applying an additional adjustment, calculated by considering the weighted average of expected losses in other economic scenarios (one more positive and the other more negative). This adjustment is applied every six months and the macro model is calibrated at least once a year. The main macroeconomic variable in each of the scenarios is Gross Domestic Product (“GDP”).
Presentation of allowance for ECL in the statement of financial position
Loss allowances for ECL are presented in the statement of financial position as follows:
•Financial assets measured at amortised cost: as a deduction from the gross carrying amount of the assets;
•Loan commitments and financial guarantee contracts: generally, as a provision; and
•Financial assets measured at FVOCI: no loss allowance is recognised in the statement of financial position because the carrying amount of these assets is their fair value. However, the loss allowance is disclosed and is recognised in the fair value reserve (OCI).
h)Write-off
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
i)Offsetting
Financial assets and financial liabilities are offset and net amounts presented in the statement of financial position when, and only when, the Group has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
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
The estimated useful lives of significant items of property and equipment are as follows:
•Buildings: as informed in the technical appraisal corresponding to each one.
•Furniture and facilities: 10 years.
•Equipment: 3-5 years.
•Automobiles: 5 years.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
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
As of December 31, 2024, the Entity had not entered into agreements related to variable lease payments. As of such date, there were no leases that had not yet commenced, pursuant to which the Entity had undertaken commitments, and which enter into force in subsequent years.
Below is a detail of the accounting policies:
•Contracts that contain a lease
At the beginning of the contract, the Group evaluates whether a contract is, or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
•Leases where the Group is the lessor
When the Group acts as lessor, at the beginning of the contract the Group determines whether it is a finance or an operating lease.
To classify each lease, the Group evaluates if it transfers substantially all the risks and rewards incidental to the ownership of the leased asset. If so, it classifies it as a finance lease, otherwise, it is an operating lease.

In a finance lease, the leased asset is derecognized and recognized as a receivable for an amount equivalent to the net investment in the lease under “Loans and advances to customers”.
Lease payments included in the measurement of the net investment are:
•Fixed payments, including payments that are substantially fixed;
•Variable payments, which depend on a rate or index, initially measured applying the rate or index as of the lease commencement date;
•Any amounts expected to be collected as guaranteed residual value;
•The exercise price of call options, if it is reasonably certain that they will be exercised; and
•Any penalties for early termination, if it is reasonably certain that the contract will be terminated early.
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
•Leases where the Group is the lessee
The Group recognizes the right of use of the leased asset and the lease liability at the beginning of the contract. The right of use is initially measured at cost, which includes the initial amount of the lease liability adjusted for any lease payments made before the beginning of the contract, plus initial direct costs incurred and an estimate of the costs for dismantling or restoring the underlying asset, less any incentives received.
The right of use of the leased asset is then depreciated on a straight-line basis from the beginning of the contract to the expiration of the lease term.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
The lease liability is initially measured at the present value of the lease payments that were not paid at the beginning of the contract, discounted using the BBVA Group’s incremental borrowing rate.
Lease payments included in the measurement of the lease liability include the following items:
•Fixed payments, including payments that are substantially fixed;
•Variable payments, which depend on a rate or index, initially measured applying the rate or index as of the lease commencement date;
•Any amounts expected to be paid as guaranteed residual value;
•The exercise price of call options, if it is reasonably certain that they will be exercised;
•Any amounts expected to be paid for renewal periods if it is reasonably certain that the renewal options will be exercised; and
•Any penalties for early termination, if it is reasonably certain that the contract will be early terminated.
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
2.3.10. Other assets
Foreclosed assets
Assets acquired as security for loans are measured at fair value at the date on which the Entity becomes the owner thereof, and any differences with the accounting balance of the related loan are recognized in profit or loss. The subsequent valuation will be based on the acquired asset.

Rest of other assets

Other assets (prepayments, advances to personnel, tax advances, advances to suppliers of goods, among others) are valued at amortized cost less losses due to deterioration.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
2.3.11.Non- current assets held-for-sale
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
2.3.14.Employee benefits
a)Short-term personnel benefits
Short-term personnel benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past services provided by its personnel and the obligation can be estimated reliably.
b)Other long-term personnel benefits
The Group’s obligation in relation to long-term personnel benefits is the amount of the future benefit the employees have earned in exchange for services provided during the current and prior periods. The benefit is discounted at present value. Remeasurement is recognized in profit or loss.
c)Termination benefits
Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring. If benefits are not expected to be wholly settled within 12 months of the reporting date, then they are discounted.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
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
Interest income and expenses presented in the Consolidated Statement of profit or loss mainly include interest on:
•Financial assets and liabilities measured at amortized cost; and
•Financial assets measured at fair value through OCI
2.3.17. Fee and commission income / expenses
This item contains income from commissions resulting from transactions with customers, mainly related to maintenance and administration fees on current and saving accounts, credit cards, securities custody and foreign exchange transactions.
Commissions, fees and similar items that are part of a financial asset or liability’s effective interest rate are included in the effective interest rate.
The breakdown of commission income and expenses is presented in Note 25 and 26 to these financial statements.
Other commission income is recognized when the related services are performed:
•at a point in time (in relation to fees for services, fees for investment funds management, sales commissions, syndication fees), or
•over the performance obligation period (in relation to annual fee for credit cards, issuance of financial guarantees).
Commission expenses are recognized in profit or loss when the related service is received.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
2.3.18. Current and deferred income tax
Income tax expense includes the current income tax and the deferred income tax and is recognized in profit or loss, except to the extent it relates to an item recognized in OCI or directly in equity.
a)Current taxes
The current amount of tax payable (or to be recovered) is the best estimate of the amount that is expected to be paid (or to be recovered) measured at the applicable tax rate enacted or substantially enacted at the reporting date.
b)Deferred tax
Deferred income tax recognizes the tax effect of temporary differences between the carrying amounts of the assets and liabilities and the related tax bases used for tax purposes.
Deferred tax is not recognized for:
•Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that does not affect accounting nor taxable profit or loss.
•Temporary differences related to an investment in subsidiaries to the extent that is probable that it will not reverse in the foreseeable future; and
•Taxable temporary differences arising on the initial recognition of goodwill.
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
2.3.19. Segment reporting
An operating segment is a component of the Bank that engages in business activities and from which it may earn revenues and incur expenses, including revenues and expenses relating to transactions with any of the Bank’s other components, whose operating results are regularly reviewed by the Bank’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. As of December 31, 2024 and 2023, the Group has determined that it has only one reportable segment related to banking activities.
2.3.20. Customer Loyalty Program
The loyalty program offered by the Bank consists in accumulating points generated by purchases made with the credit cards, which can be exchanged by any reward available in the program platform.
While the program is managed by the Bank, it has concluded that it is acting as an agent in relation to the points and consequently the allocated transaction price consists only of the commission on the amounts paid to the principal.
The Bank concluded that the rewards to be granted originate a separate performance obligation. Therefore, at the end of each fiscal year, the Bank recognized a provision for the rewards to be granted in “Other liabilities”.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
2.4. Accounting judgments, estimates and assumptions
The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires the preparation and consideration, by the Entity’s and its subsidiaries’ Management, of significant accounting judgments, estimates and assumptions that impact in the reported balances of assets and liabilities, income and expenses, as well as in the determination and disclosure of contingent assets and liabilities as of the end of the reporting period.
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
2.4.1. Judgments
Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is described in the following notes:
•Note 2.2. – “Basis for consolidation”
•Note 2.3.4.b) – “Financial assets and liabilities - Classification of financial assets”
•Note 2.3.4.g) – “Financial assets and liabilities - Impairment of financial assets”
•Note 2.3.8. – “Leases”
•Note 2.3.12 – “Impairment of non-financial assets”
2.4.2. Assumptions and estimation uncertainties
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in these consolidated financial statements within the next financial year is included in the following notes:
•Note 7 – “Measurement of Expected Credit Losses (ECL)” regarding impairment of financial assets: establishing the criteria for determining whether credit risk on a financial asset has increased significantly since initial recognition, determining the methodology for incorporating forward-looking information into the measurement of ECL and selection and approval of models used to measure ECL.
•Note 11 – “Income Tax”, regarding availability of future taxable profit against which deferred tax assets may be realized and the effect of the final resolution of uncertain tax positions.
•Note 20 – “Provisions”, regarding the likelihood, timing and amount of outflow of resources.
•Note 37 b.3) – “Valuation techniques for Levels 2 and 3”, regarding measurement of the fair value of financial instruments with observable and unobservable inputs, respectively.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly based on the observability of the necessary inputs to calculate that fair value, defining the following levels:
•Level 1: Financial instruments valued with quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume.
•Level 2: Financial instruments that do not have an active market, but that may be valued through observable market inputs. Observable market inputs should be understood as such assets with market quoted prices that allow to calculate an interest rate curve or determine a credit spread.
•Level 3: Valuation using models where variables not obtained from observable market inputs are used.
2.5. Regulatory matters
2.5.1. Regulatory changes introduced during this fiscal year by the IASB
In the fiscal year beginning January 1, 2024, the following amendments to IFRS Accounting Standards became effective, which have not had a significant impact on these consolidated financial statements taken as a whole:
Amendments to IAS 1: Classification of current and noncurrent liabilities with covenants:
In January 2020 and October 2022, the IASB issued amendments to IAS 1 Presentation of Financial Statements specifying the requirements to classify liabilities as current or non-current. The amendments clarify: (i) what it is meant by a right to defer settlement; (ii) that a right to defer must exist at the end of the reporting period; (iii) that such classification is unaffected by the likelihood that an entity will exercise its right to defer; (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability do not affect its classification; and (v) disclosures.
The IASB decided that if an entity's right to defer payment of a liability is subject to an entity’s compliance with the required covenants only at a date subsequent to the reporting period ("future covenants"), the entity has the right to defer payment of the liability even if the entity had not been compliant at the end of the reporting period.
The amendments also clarify that the requirement of the right to exist at the end of the reporting period applies to covenants that the entity must comply with at the reporting date or earlier, regardless of whether compliance is evidenced at that date or at a later date.
Amendment to IFRS 16 – Lease liability in a sale and leaseback:
In September 2022, the IASB issued amendments to IFRS 16, specifically on the requirements that a lessee-seller uses to measure the lease liability arising in a sale and leaseback transaction, to ensure that the lessee-seller does not recognize any amount of gain or loss that relates to the right-of-use. The application of these requirements will not prevent the lessee-seller from recognizing, in profit or loss, any gain or loss related to the partial or total termination of a lease. The amendment does not prescribe specific measurement requirements for lease liabilities arising from a subsequent lease. The initial measurement of lease liabilities arising from a subsequent lease may result in the seller-lessee determining 'lease payments' that are different from the general definition of lease payments. The seller-lessee should develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8.
Amendments to IAS 7 and IFRS 7 - Disclosures: Supplier Finance Arrangements:
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
the quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are included as an example of other factors that might be relevant to disclose.
2.6. New pronouncements
The standards and interpretations applicable to the Entity, issued but with effective date after the date of these consolidated financial statements are exposed below. The Entity will adopt these standards, if applicable, when they are effective. The Entity is evaluating the effects that this amendment would have on the Consolidated Financial Statements:
Amendments to IAS 21 - Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 relating to the “Lack of exchangeability”. The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when interchangeability is lacking. A currency is considered to be exchangeable for another currency when an entity is able to obtain the other currency without undue delay and through markets or exchange mechanisms that create enforceable rights and obligations. If a currency is not exchangeable for another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity's purpose in estimating the spot rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments state that an entity may use an unadjusted observable exchange rate or other estimation technique.

When an entity estimates a spot exchange rate because a currency is not exchangeable for another currency, it should disclose information that enables users of the financial statements to understand how the fact of that currency not being interchangeable affects, the entity's performance, financial position and cash flows. These amendments will be effective from January 1, 2025.

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments, which:
•Clarify that a financial liability is derecognized on the “settlement date,” that is, when the related obligation is fulfilled, canceled, expires, or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities settled through an electronic payment system before the settlement date if certain conditions are met.
•Clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social, and governance (ESG) and other similar contingent characteristics.
•Clarify the treatment of non-recourse assets and contractually linked instruments.
•Require additional disclosures for financial assets and liabilities with contractual terms that make reference to a contingent event (including those linked to ESG) and equity instruments classified at fair value through other comprehensive income.

These amendments will be effective from January 1, 2026.

Improvements to IFRS Accounting Standards

In July 2024, the IASB published Annual Improvements to IFRS Accounting Standards - Volume 11. A summary of the amendments is included below:

•IFRS 1 First-time Adoption of International Financial Reporting Standards – Hedge Accounting by a First-Time Adopter.

•IFRS 7 Financial Instruments: Disclosures of Gain or Loss on Derecognition of the Deferred Difference between Fair Value and the Transaction Price and Disclosures about Credit Risk; amendments are also made to paragraph IG1 of the Implementation Guidance.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
•IFRS 9 Financial Instruments – Derecognition of Lease Liabilities by Lessee. However, the amendment does not address how a lessee distinguishes between a lease modification as defined in IFRS 16 and an extinguishment of a lease liability in accordance with IFRS 9.

•IFRS 9 Financial Instruments – Transaction Price: Section 5.1.3 of IFRS 9 has been amended to replace the reference to the "transaction price defined by IFRS 15 Revenue from Contracts with Customers" with "the amount determined applying IFRS 15."

•IFRS 10 Consolidated Financial Statements – Determination of a "De Facto Agent": Paragraph B74 of IFRS 10 has been amended to clarify that the relationship described in paragraph B74 is only one example of the various relationships that could exist between the investor and other parties acting as de facto agents of the investor.

•IAS 7 Statement of Cash Flows – Cost Method: Paragraph 37 of IAS 7 has been amended to replace the term "cost method" with "at cost," following the previous deletion of the definition of "cost method."

These improvements will be effective from January 1, 2026.

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosures in Financial Statements”, addressing the disclosure format for profit or loss in the financial statements, the performance measures defined by management and the aggregation/breakdown of information in disclosures. This regulation will replace IAS 1 and will be effective from January 1, 2027.

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
The calculation of the earnings per share is detailed below:

Accounts	December 31, 2024	December 31, 2023	December 31, 2022
Numerator:
Profit attributable to owners of the Bank	360,405,364	341,579,597	399,017,982
Profit attributable to owners of the Bank adjusted to reflect the effect of dilution	360,405,364	341,579,597	399,017,982
Denominator:
Weighted average of outstanding ordinary shares for the year	612,710,079	612,710,079	612,710,079
Weighted average of outstanding ordinary shares for the year adjusted to reflect the effect of dilution	612,710,079	612,710,079	612,710,079
Basic earnings per share (in pesos) (1)	588.2152	557.4898	651.2346
Diluted earnings per share (in pesos) (1)	588.2152	557.4898	651.2346
(1)Since BBVA Argentina has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

4. Cash and cash equivalents

	December 31, 2024	December 31, 2023
Cash	1,781,763,440	1,583,725,745
BCRA - Unrestricted current account	758,790,439	783,628,140
Balances with other local and foreign institutions	283,329,888	121,565,176
Allowances for ECL	(478,017)	(589,055)
TOTAL	2,823,405,750	2,488,330,006
It is worth mentioning that the balances of Cash and cash equivalents as of December 31, 2022, amounted to 2,008,588,332.

5. Financial assets at fair value through profit or loss
5.1. Debt securities

	December 31, 2024	December 31, 2023
Government securities	91,797,177	487,641,727
Private securities - Corporate bonds	—	4,682,554
TOTAL	91,797,177	492,324,281

5.2. Derivatives
The Group uses derivatives, not designated in a qualifying hedge relationship, to manage its exposure to foreign currency and interest rate risks. The instruments used include interest rate swaps and forward contracts (net settled in pesos) and options.
The aforementioned instruments were measured at fair value and were recognized in the Consolidated Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Statement of Profit or Loss in “Gains on financial assets and liabilities at fair value through profit or loss, net”.

	December 31, 2024	December 31, 2023
Foreign Currency Forwards	9,270,169	18,588,677
Interest Rate Swaps	593,293	—
Put Options (1)	—	3,191,736
TOTAL	9,863,462	21,780,413
(1)On July 18, 2024, the Bank undertook the bidding process for terminating the liquidity options related to government securities issued by the BCRA and existing in the Bank’s portfolio (Communications “B” 12,847 and “A” 7,546). As a result of such process, put options for a face value of 546,974,473,392 were delivered.The Entity subscribed options according to Communication “A” 7546 issued by the BCRA.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
The notional amounts of foreign currency forward transactions, stated in US Dollars (US$) and in Euros, as applicable, as well as the base value of interest rate swaps and put options taken are reported below:

	December 31, 2024	December 31, 2023
Foreign Currency Forwards
Foreign currency forward purchases - US$	718,460	169,836
Foreign currency forward sales - US$ (3)	705,015	119,093
Foreign currency forward sales – Euros (3)	3,451	5,500
Interest Rate Swaps
Fixed rate for floating rate (1)	7,044,000	—
Put Options
Put options taken (2)	—	142,183,107
(1)Floating rate: BADLAR (Buenos Aires Deposits of Large Amount Rate), is the interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.
(2)On July 18, 2024, the Bank undertook the bidding process for terminating the liquidity options related to government securities issued by the BCRA and existing in the Bank’s portfolio (Communications “B” 12,847 and “A” 7,546). As a result of such process, put options for a face value of 546,974,473,392 were delivered.The Entity subscribed options according to Communication “A” 7546 issued by the BCRA.
(3)See note 17.1.
5.3. Equity instruments

	December 31, 2024	December 31, 2023
BYMA - Bolsas y Mercados Argentinos S.A.	6,062,948	4,723,901
VALO - Banco de Valores de Buenos Aires S.A.	2,092,186	2,300,986
Mutual Funds	749,178	1,615,390
TOTAL	8,904,312	8,640,277

6. Financial assets at amortized cost
6.1. Loans and advances to financial institutions

	December 31, 2024	December 31, 2023
Loans and advances to financial institutions	60,235,154	35,782,959
Allowances for ECL	(1,966,742)	(2,135,471)
TOTAL	58,268,412	33,647,488

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

6.2. Loans and advances to customers

	December 31, 2024	December 31, 2023
Credit Cards	2,052,689,770	1,530,126,592
Notes	1,098,210,199	692,636,024
Loans for the prefinancing and financing of exports	1,003,823,052	333,614,287
Consumer loans	814,048,729	330,607,096
Other financing	810,925,119	451,036,300
Commercial papers	730,263,083	316,217,724
Overdrafts	643,005,825	384,385,683
Real estate mortgage	234,142,459	172,913,557
Pledge loans	178,348,891	96,545,542
Loans to employees	44,164,421	22,361,108
Receivables from financial leases	25,671,951	27,698,842
Documents purchased	920,747	6,566,782
Allowances for ECL	(156,875,852)	(96,775,806)
TOTAL	7,479,338,394	4,267,933,731
The Group holds loans and other financing within a business model whose objective is collecting contractual cash flows.

Loans by Economic Activity
The tables below analyze our loan portfolio (broken down by performing and non-performing) according to the borrowers’ main economic activity as of December 31, 2024 and 2023. Where appropriate, loans to individuals are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses and include loans and advances to all clients.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

	December 31, 2024
	Loan portfolio (1)
	Performing	%	Non-performing	%	Total

	(in thousands of pesos, except percentages)
Consumer	3,481,793,760	45.91%	100,087,788	88.72%	3,581,881,548
Other manufacturing	1,119,865,854	14.77%	4,166,912	3.69%	1,124,032,766
Wholesale and retail trade	617,831,686	8.15%	856,509	0.76%	618,688,195
Agricultural and livestock	420,625,247	5.55%	1,148,503	1.02%	421,773,750
Mining products	163,529,011	2.16%	114,636	0.10%	163,643,647
Electricity, oil,water and sanitary services	136,383,301	1.80%	112,455	0.10%	136,495,756
Transport	111,440,083	1.47%	241,771	0.21%	111,681,854
Services	104,280,882	1.37%	505,070	0.45%	104,785,952
Financial sector	60,235,154	0.79%	—	—%	60,235,154
Construction	43,967,749	0.58%	272,767	0.24%	44,240,516
Government services	960,927	0.01%	3,799	0.01%	964,726
Others	1,323,682,150	17.44%	5,308,112	4.70%	1,328,990,262
	7,584,595,804	100.00%	112,818,322	100.00%	7,697,414,126

	December 31, 2023
	Loan portfolio (1)
	Performing	%	Non-performing	%	Total

	(in thousands of pesos, except percentages)
Consumer	2,014,879,775	46.60%	63,137,051	82.35%	2,078,016,826
Other manufacturing	504,469,152	11.67%	6,736,053	8.79%	511,205,205
Wholesale and retail trade	359,287,744	8.31%	572,866	0.75%	359,860,610
Mining products	322,806,208	7.47%	194,249	0.25%	323,000,457
Agricultural and livestock	214,729,088	4.97%	1,310,231	1.71%	216,039,319
Services	81,031,633	1.87%	282,822	0.37%	81,314,455
Transport	72,552,135	1.68%	420,315	0.55%	72,972,450
Financial sector	35,782,960	0.83%	—	—%	35,782,960
Construction	27,733,253	0.64%	587,618	0.77%	28,320,871
Electricity, oil,water and sanitary services	23,655,781	0.55%	5,895	0.01%	23,661,676
Government services	313,391	0.01%	2,818	0.01%	316,209
Others	666,899,454	15.40%	3,418,214	4.44%	670,317,668
	4,324,140,574	100.00%	76,668,132	100.00%	4,400,808,706
(1)Performing: Stage 1 y Stage 2; Non Performing: Stage 3

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Receivables from financial leases
The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment.
The following table shows the total gross investment of the finance leases (leasing) and the present value of the minimum collections to be received thereunder:

	December 31, 2024		December 31, 2023
	Total investment	Present value of minimum lease collections	Total investment	Present value of minimum lease collections
Term
Up to 1 year	15,055,680	5,979,926	19,578,450	5,660,933
From 1 to 2 years	14,495,003	7,487,274	20,197,364	7,955,625
From 2 to 3 years	10,521,814	6,563,738	14,779,283	6,710,041
From 3 to 4 years	3,974,129	2,646,884	7,972,993	4,779,270
From 4 to 5 years	2,659,573	2,220,798	2,848,324	2,592,973
More than 5 years	1,040,932	773,331	—	—

TOTAL	47,747,131	25,671,951	65,376,414	27,698,842
Principal		24,989,716		26,292,421
Interest accrued		682,235		1,406,421
TOTAL		25,671,951		27,698,842
6.3. Reverse repurchase agreements

	December 31, 2024	December 31, 2023
BCRA repos	—	2,618,426,757
Allowances for ECL	—	(2,771,360)
TOTAL	—	2,615,655,397
The fair value of financial assets accepted as collateral that the Group was permitted to sell or repledge in the absence of default was 2,886,702,153 as of December 31, 2023 and BCRA repos had an expiration date of January 2, 2024.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
6.4. Debt securities

	December 31, 2024	December 31, 2023
Argentine Treasury Bond in pesos. Maturity 08-23-2025	125,492,302	107,798,424
Argentine Treasury Bond in pesos. Maturity 05-23-2027	24,039,592	70,570,093
Argentine Treasury Bond in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	10,372,413	32,167,645
Allowances for ECL	(7,375,737)	(28,000,427)
TOTAL	152,528,570	182,535,735
6.5. Other financial assets

	December 31, 2024	December 31, 2023
Financial assets pledged as collateral (1)	337,967,647	176,041,364
Sundry debtors	144,335,268	107,559,147
Receivable from financial institution for spot transactions pending settlement	64,541,525	2,007,555
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (2)	34,869,174	88,138,521
Receivable from non-financial institution for spot transactions pending settlement	9,746,206	1,904,520
Others	657,095	276,761
Allowances for ECL	(1,806,480)	(3,089,931)
TOTAL	590,310,435	372,837,937
(1)Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities; deposits pledged as collateral for activities related to credit card transactions in the country and abroad, and leases; and trust is composed of dollars in cash.
(2)On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A. On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$40,038,122. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
The Group’s methodological approach in order to incorporate the forward looking information aims to determine the relation between macroeconomic variables and risk parameters following three main steps:
•Step 1: Analysis and transformation of time series data.
•Step 2: For each dependent variable find conditional forecasting models that are economically consistent.
•Step 3: Select the best conditional forecasting model from the set of candidates defined in Step 2, based on their out of sample forecasting performance.
How economic scenarios are reflected in calculation of ECL
Based on economic theory and analysis, the macroeconomic variables most directly relevant for explaining and forecasting the selected risk parameters are:
•The net income of families, corporates or public administrations.
•The payment amounts on the principal and interest on the outstanding loans.
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
Additionally, the BBVA Research team produces alternative scenarios to the baseline scenario so as to meet the requirements under the IFRS 9.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

8. Credit risk exposure and allowances
The table below sets forth the changes during 2024 and 2023 in the credit risk exposure and the impairment allowances booked under IFRS 9 in the consolidated statement of financial position or reversal of estimated impairment of financial assets at amortized cost, financial assets at fair value through other comprehensive income, loan commitments and financial guarantees:
December 31, 2024

CREDIT RISK EXPOSURE - FINANCIAL ASSETS (1)	Performing			Non performing
	Stage 1	Stage 2		Stage 3		Total
	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure
Opening balance as of December 31, 2023	8,193,251,178	2,059,189,205	15,095,299	68,348,011	8,320,121	10,344,203,814
Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(837,319,455)	804,869,883	5,915,233	–	–	(26,534,339)
Transfers from Stage 2 to Stage 1	603,549,865	(520,148,591)	(3,840,477)	–	–	79,560,797
Transfers from Stage 1 or 2 to Stage 3	(18,749,254)	(150,272,911)	(127,573)	175,087,957	121,679	6,059,898
Transfers from Stage 3 to Stage 1 or 2	1,891,706	7,880,058	(4,873)	(13,864,284)	(152,824)	(4,250,217)
Changes without transfers between Stages	2,299,343,253	1,673,646,919	14,085,888	(828,779)	2,934,992	3,989,182,273
New financial assets originated	22,920,918,069	3,049,045,571	12,951,056	21,793,244	236,952	26,004,944,892
Repayments	(18,851,707,987)	(2,334,171,234)	(14,475,739)	(30,077,699)	(522,112)	(21,230,954,771)
Write-offs	–	–	–	(62,971,100)	(1,828,294)	(64,799,394)
Foreign exchange	163,427,530	2,990,226	2,101,449	15,072	958,669	169,492,946
Inflation adjustment	(5,672,187,276)	(1,650,712,590)	(10,303,544)	(49,995,382)	(4,757,901)	(7,387,956,693)
Closing balance as of December 31, 2024	8,802,417,629	2,942,316,536	21,396,719	107,507,040	5,311,282	11,878,949,206
(1)Refer to Note 36 for credit risk exposure of financial assets with stage allocation by asset classification.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
December 31, 2023

CREDIT RISK EXPOSURE - FINANCIAL ASSETS (1)	Performing			Non performing
	Stage 1	Stage 2		Stage 3		Total
	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure
Opening balance as of December 31, 2022	9,660,848,834	1,683,896,922	30,025,289	74,794,712	10,518,892	11,460,084,649
Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(989,087,309)	975,117,458	57	–	–	(13,969,794)
Transfers from Stage 2 to Stage 1	664,703,804	(588,489,919)	(3,395,564)	–	–	72,818,321
Transfers from Stage 1 or 2 to Stage 3	(19,926,600)	(158,949,974)	(4,916,802)	181,726,964	5,034,514	2,968,102
Transfers from Stage 3 to Stage 1 or 2	4,482,570	9,938,627	3,672,288	(18,343,970)	(4,091,886)	(4,342,371)
Changes without transfers between Stages	2,003,810,433	1,647,529,017	5,788,598	(10,473,506)	3,218,655	3,649,873,197
New financial assets originated	50,597,228,463	1,580,027,146	73,438,205	16,255,562	4,115,479	52,271,064,855
Repayments	(44,629,500,721)	(1,228,918,344)	(73,995,344)	(26,716,922)	(5,745,330)	(45,964,876,661)
Write-offs	–	–	–	(58,657,193)	(2,219,251)	(60,876,444)
Foreign exchange	795,292,889	20,885,797	10,380,602	160,354	6,761,440	833,481,082
Inflation adjustment	(9,894,601,185)	(1,881,847,525)	(25,902,030)	(90,397,990)	(9,272,392)	(11,902,021,122)
Closing balance as of December 31, 2023	8,193,251,178	2,059,189,205	15,095,299	68,348,011	8,320,121	10,344,203,814
(1)Refer to Note 36 for credit risk exposure of financial assets with stage allocation by asset classification.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
December 31, 2024

	Performing			Non performing
	Stage 1	Stage 2		Stage 3		Total
CREDIT RISK EXPOSURE - LOAN COMMITMENTS AND FINANCIAL GUARANTEES	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure
Opening balance as of December 31, 2023	1,274,815,404	133,320,842	392,084	451,089	753	1,408,980,172
Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(234,954,965)	208,668,179	71,708	–	–	(26,215,078)
Transfers from Stage 2 to Stage 1	282,600,695	(192,561,880)	(252,306)	–	–	89,786,509
Transfers from Stage 1 or 2 to Stage 3	(2,055,990)	(680,161)	(284)	1,765,558	208	(970,669)
Transfers from Stage 3 to Stage 1 or 2	1,000,777	339,440	284	(1,015,178)	(1,342)	323,981
Changes without transfers between Stages	2,466,252,715	106,996,063	(1,324,084)	298,641	6,858	2,572,230,193
New loan commitments and financial guarantees originated	1,087,873,500	52,586,237	2,892,098	222,498	–	1,143,574,333
Expirations and repayments	(493,088,612)	(56,648,154)	(494,000)	(423,595)	(69)	(550,654,430)
Write-offs	–	–	–	(1,822)	–	(1,822)
Foreign exchange	40,682,101	1,893,004	408,500	–	–	42,983,605
Inflation adjustment	(1,112,263,685)	(94,947,309)	(919,843)	(349,581)	(4,433)	(1,208,484,851)
Closing balance as of December 31, 2024	3,310,861,940	158,966,261	774,157	947,610	1,975	3,471,551,943

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
December 31, 2023

	Performing			Non performing
	Stage 1	Stage 2		Stage 3		Total
CREDIT RISK EXPOSURE - LOAN COMMITMENTS AND FINANCIAL GUARANTEES	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure
Opening balance as of December 31, 2022	1,321,683,381	124,417,490	417,739	453,972	1,065	1,446,973,647
Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(254,854,479)	237,205,389	16,657	–	–	(17,632,433)
Transfers from Stage 2 to Stage 1	218,840,681	(177,171,409)	(67,147)	–	–	41,602,125
Transfers from Stage 1 or 2 to Stage 3	(1,545,425)	(1,126,681)	(246)	1,462,449	322	(1,209,581)
Transfers from Stage 3 to Stage 1 or 2	457,019	541,548	268	(1,053,689)	(21,506)	(76,360)
Changes without transfers between Stages	591,409,436	66,443,885	203,362	380,919	26,700	658,464,302
New loan commitments and financial guarantees originated	984,079,857	35,642,932	323,828	331,158	–	1,020,377,775
Expirations and repayments	(421,131,951)	(52,529,209)	(140,270)	(545,315)	(1,422)	(474,348,167)
Write-offs	–	–	–	(1,154)	–	(1,154)
Foreign exchange	236,444,966	20,514,301	97,867	–	–	257,057,134
Inflation adjustment	(1,400,568,081)	(120,617,404)	(459,974)	(577,251)	(4,406)	(1,522,227,116)
Closing balance as of December 31, 2023	1,274,815,404	133,320,842	392,084	451,089	753	1,408,980,172

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
December 31, 2024

	Performing			Non performing
	Stage 1	Stage 2		Stage 3		Total
ALLOWANCES - FINANCIAL ASSETS	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance as of December 31, 2023	40,349,027	115,542,361	230,871	49,314,954	5,980,333	211,417,546
Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(16,124,291)	47,578,081	347,830	–	–	31,801,620
Transfers from Stage 2 to Stage 1	5,250,908	(17,717,381)	(45,399)	–	–	(12,511,872)
Transfers from Stage 1 or 2 to Stage 3	(1,261,890)	(26,350,084)	(4,107)	102,528,347	2,829	74,915,095
Transfers from Stage 3 to Stage 1 or 2	109,116	568,706	–	(9,484,619)	(100,109)	(8,906,906)
Changes without transfers between Stages	8,849,844	(25,226,055)	653,695	30,434,842	2,922,053	17,634,379
New financial assets originated	97,090,358	173,353,583	128,373	12,099,402	236,944	282,908,660
Repayments	(55,646,807)	(50,138,632)	(165,061)	(19,593,514)	(468,675)	(126,012,689)
Write-offs	–	(6)	–	(50,406,351)	(1,785,614)	(52,191,971)
Foreign exchange	1,577,358	126,854	39,882	5,353	663,655	2,413,102
Inflation adjustment	(24,816,666)	(98,908,242)	(177,646)	(35,938,448)	(3,545,748)	(163,386,750)
Closing balance as of December 31, 2024 (1)	55,376,957	118,829,185	1,008,438	78,959,966	3,905,668	258,080,214
(1)Impairment of financial assets detailed in the table above includes allowances on financial assets at FVOCI for 89,577,386.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
December 31, 2023

	Performing			Non performing
	Stage 1	Stage 2		Stage 3		Total
ALLOWANCES - FINANCIAL ASSETS	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance as of December 31, 2022	46,335,924	163,250,849	815,243	61,356,726	7,581,630	279,340,372
Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(22,774,025)	88,932,978	15	–	–	66,158,968
Transfers from Stage 2 to Stage 1	10,020,586	(40,738,217)	(44,935)	–	–	(30,762,566)
Transfers from Stage 1 or 2 to Stage 3	(1,220,560)	(47,120,627)	(165,027)	108,913,847	3,222,910	63,630,543
Transfers from Stage 3 to Stage 1 or 2	376,690	928,296	(36,530)	(14,913,737)	(2,760,528)	(16,405,809)
Changes without transfers between Stages	14,308,254	57,647,261	(41,651)	32,715,312	4,094,530	108,723,706
New financial assets originated	176,176,225	110,014,971	1,967,604	10,347,983	2,803,528	301,310,311
Repayments	(152,844,477)	(49,123,387)	(1,926,858)	(19,509,676)	(4,297,979)	(227,702,377)
Write-offs	–	(2)	–	(56,211,057)	(2,137,681)	(58,348,740)
Foreign exchange	18,397,094	721,777	383,578	20,269	4,587,074	24,109,792
Inflation adjustment	(48,426,684)	(168,971,538)	(720,568)	(73,404,713)	(7,113,151)	(298,636,654)
Closing balance as of December 31, 2023 (1)	40,349,027	115,542,361	230,871	49,314,954	5,980,333	211,417,546
(1)Impairment of financial assets detailed in the table above includes allowances on financial assets at FVOCI for 78,055,496.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
December 31, 2024

	Performing			Non performing
	Stage 1	Stage 2		Stage 3		Total
ALLOWANCES - LOAN COMMITMENTS AND FINANCIAL GUARANTEES	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance as of December 31, 2023	10,217,322	2,498,089	6,352	283,283	551	13,005,597
Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(2,434,920)	6,061,055	4,619	–	–	3,630,754
Transfers from Stage 2 to Stage 1	1,936,559	(4,318,846)	(4,464)	–	–	(2,386,751)
Transfers from Stage 1 or 2 to Stage 3	(45,352)	(66,759)	(11)	1,003,537	81	891,496
Transfers from Stage 3 to Stage 1 or 2	39,028	16,131	6	(611,374)	(22,743)	(578,952)
Changes without transfers between Stages	1,448,987	2,590,230	(34,551)	273,611	31,926	4,310,203
New loan commitments and financial guarantees originated	18,208,338	720,836	59,442	144,462	–	19,133,078
Repayments	(4,578,926)	(1,091,098)	(10,539)	(243,098)	(51)	(5,923,712)
Write-offs	–	–	–	(1,337)	–	(1,337)
Foreign exchange	392,144	15,136	7,464	–	–	414,744
Inflation adjustment	(7,650,729)	(1,830,316)	(17,039)	(212,281)	(4,900)	(9,715,265)
Closing balance as of December 31, 2024	17,532,451	4,594,458	11,279	636,803	4,864	22,779,855

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
December 31, 2023

	Performing			Non performing
	Stage 1	Stage 2		Stage 3		Total
ALLOWANCES - LOAN COMMITMENTS AND FINANCIAL GUARANTEES	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance as of December 31, 2022	11,918,098	5,984,412	29,174	337,665	706	18,270,055
Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(3,600,012)	12,503,769	542	–	–	8,904,299
Transfers from Stage 2 to Stage 1	2,713,585	(9,413,685)	(20,263)	–	–	(6,720,363)
Transfers from Stage 1 or 2 to Stage 3	(33,681)	(197,184)	(61)	857,848	120	627,042
Transfers from Stage 3 to Stage 1 or 2	75,742	59,012	4,375	(843,456)	(57,021)	(761,348)
Changes without transfers between Stages	(4,472,823)	(2,260,074)	14,764	463,359	66,620	(6,188,154)
New loan commitments and financial guarantees originated	16,717,879	745,670	12,939	227,974	–	17,704,462
Repayments	(3,735,742)	(1,027,477)	(10,287)	(337,861)	(6,058)	(5,117,425)
Write-offs	–	–	–	(886)	–	(886)
Foreign exchange	2,000,236	110,693	2,461	–	–	2,113,390
Inflation adjustment	(11,365,960)	(4,007,047)	(27,292)	(421,360)	(3,816)	(15,825,475)
Closing balance as of December 31, 2023	10,217,322	2,498,089	6,352	283,283	551	13,005,597
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
The Group’s refinancing and restructuring policies are based on the following general principles:
•Refinancing and restructuring is authorized according to the capacity of customers to pay the new installments. This is done by first identifying the origin of the payment difficulties and then carrying out an analysis of the customers’ viability, including an updated analysis of their economic and financial situation and capacity to pay and generate funds. If the customer is a company, the analysis also covers the situation of the industry in which it operates.
•With the aim of increasing the solvency of the operation, new guarantees and/or guarantors of demonstrable solvency are obtained where possible. An essential part of this process is an analysis of the effectiveness of both the new and original guarantees.
•This analysis is carried out from the overall customer or group perspective.
•Refinancing and restructuring operations do not in general increase the amount of the customer’s loan, except for the expenses inherent to the operation itself.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
•The capacity to refinance and restructure loans is not delegated to the branches, but decided by the risk units.

•The decisions made are reviewed from time to time with the aim of evaluating full compliance with refinancing and restructuring policies.
In the case of retail customers (private individuals), the main aim of the Group’s policy on refinancing and restructuring loans is to avoid default arising from a customer’s temporary liquidity problems by implementing structural solutions that do not increase the balance of the customer’s loan. The solution required is adapted to each case and the loan repayment is easened, in accordance with the following principles:
•Analysis of the viability of the operations based on the customer’s willingness and ability to pay, which may be reduced, but should nevertheless be present. The customer must therefore repay at least the interest on the operation in all cases. No arrangements may be concluded that involve a grace period for both principal and interest.
•Refinancing and restructuring of operations is only allowed on those loans in which the Group originally entered into.
•Customers subject to refinancing and restructuring operations are excluded from marketing campaigns of any kind.
Under restructuring or refinancing, the cure period is defined as one year from the latter of:
•The moment of extending the restructuring measures.
•The moment when the exposure has been classified as defaulted.
•The end of the grace period included in the restructuring agreements.
Additionally, this period should not be shorter than the period during which material payment has been made by the customer.
During the cure period, facilities have a PD of 100% assigned and are classified as Stage 3.
Once the cure period for Stage 3 is finished, the contract refinancing and restructuring is transferred to Stage 2 for two additional years.
The following table provides information about the Group's refinanced assets:

	December 31, 2024	December 31, 2023
Refinanced assets	25,937,582	21,512,288
Allowances for ECL	(15,725,577)	(12,767,907)
The table below includes Stage 2 and Stage 3 assets that were refinanced during the period, with the related modification loss suffered by the Group:

	December 31, 2024	December 31, 2023
Additions of financial assets at amortized cost modified during the period	19,990,358	17,926,003
Net modification loss	(689,942)	(956,980)

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
The table below shows the gross carrying amount of modified financial assets for which loss allowance has changed to 12-month ECL measurement during the period:

	Post modification
December 31, 2024	Gross carrying amount	ECL
Financial assets that have cured since modification and are now measured using 12-month ECL (Stage 1)	94,200	1,373
Financial assets that reverted to (Stage 2/3) lifetime ECL having once cured	131,827	6,204

	Post modification
December 31, 2023	Gross carrying amount	ECL
Financial assets that have cured since modification and are now measured using 12-month ECL (Stage 1)	294,263	2,003
Financial assets that reverted to (Stage 2/3) lifetime ECL having once cured	1,353,794	34,500
10. Financial assets at fair value through other comprehensive income
10.1. Debt securities

	December 31, 2024	December 31, 2023
Government securities	2,262,027,285	1,136,448,130
Financial assets pledged as collateral (1)	125,000,331	380,367,224
Private securities - Corporate bonds	37,554,734	19,509,778
BCRA notes	37,098,912	—
BCRA Internal Bills - USD	—	151,937,663
BCRA Liquidity Bills	—	131,713,790
Financial assets pledged as collateral – USD (2)	—	13,334,419
TOTAL	2,461,681,262	1,833,311,004
(1)Set up as collateral to operate with Rosario Futures Exchange (ROFEX), Bolsas y Mercados Argentinos SA (BYMA) and Mercado Abierto Electrónico S.A (MAE) on foreign currency forward transactions and futures contracts. The trust fund consists of government securities in pesos adjusted by CER with maturity 2025 and 2026 (T2X5, TX26 and TZXD5). As of December 31, 2023, it was composed of T2X4, T2X5 and TX26.
(2)Financial assets pledged as collateral are composed of dollars in cash, Treasury Bonds (TV24D) and Private securities - Corporate bonds (LTP4, PQCOO y PCRH) as collateral for activities related to the transactions on MAE and BYMA.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Debt exchange - March/June, 2023
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

Securities Received
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

In June 2023, the Bank participated in a voluntary debt swap under section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered or received under such swap were as follows:

Securities Delivered
Description	Nominal values
Argentine Treasury Bill in pesos adjusted by CER at discount. Maturity June 16, 2023 (LECER X16J3)	2,159,998,000
Argentine Treasuty Bill in pesos adjusted by CER at discount. Maturity July 18, 2023 (LECER X18L3)	35,863,500,000
Argentine Treasury Bonds in pesos adjusted by CER 1.45%. Maturity August 13, 2023 (T2X3)	3,622,490,577

Securities Received
Description	Nominal values
Argentine Treasury Bond in pesos adjusted by CER 4.25%. Maturity December 13, 2024 (T5X4P)	71,442,000,014
In addition, the Bank purchased put options from the BCRA. These options grant the Bank an opportunity to sell (put option) the underlying asset at a price determined by the BCRA applicable regulations. In these transactions, options may be exercised up to the day prior to the maturity date of the underlying asset. On July 18, 2024, the Bank undertook the bidding process for terminating the liquidity options related to government securities issued by the BCRA and existing in the Bank’s portfolio (Communications “B” 12,847 and “A” 7,546). As a result of such process, put options for a face value of 546,974,473,392 were delivered.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Debt exchange - August, 2024
In August 2024, the Bank participated in a voluntary debt exchange under section 11, Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered or received under such swap were as follows:

Securities Delivered
Description	Nominal values
Argentine Treasury Bond in pesos adjusted by CER 4.25%. Maturity February 14, 2025 (T2X5P)	4,730,000,000
Argentine Treasury Bond in pesos adjusted by CER 4%. Maturity October 14, 2024 (T4X4P)	14,420,000,000

Securities Received
Description	Nominal values
Argentine Treasury Bills Capitalizable in Pesos. Maturity March 31, 2025 (LT S31M5P)	21,939,229,119
Argentine Treasury Bonds in Pesos adjusted by CER. Maturity December 15, 2025 (BOND TZXD5P)	56,422,237,648

Debt exchange - January, 2025

In January 2025, the Bank participated in a voluntary debt exchange under section 2, Decree No. 846/2024 issued by the Ministry of Economy. The securities delivered or received under such swap were as follows:

Securities Delivered
Description	Nominal values
Argentine Treasury Bond in pesos adjusted by CER 4.25%. Maturity February 14, 2025 (BOND T2X5P)	13,857,176,685
Argentine Treasury Bills Capitalizable in Pesos. Maturity May 30, 2025 (LT S30Y5P)	26,690,835,200
Argentine Treasury Bills Capitalizable in Pesos. Maturity July 18, 2025 (LT S18J5P)	50,000,000,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity July 30, 2025 (LT S30J5P)	25,112,610,000
Argentine Treasury Bonds in Pesos adjusted by CER. Maturity June 30, 2025 (BOND TZX25P)	3,000,000,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity August 29, 2025 (LT S29G5P)	25,000,000,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity July 31, 2025 (LT S31L5P)	175,850,000,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity September 12, 2025 (LT S12S5P)	25,000,000,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity September 30, 2025 (LT S30S5P)	50,000,000,000
Argentine Treasury Bonds Capitalizable in Pesos. Maturity October 17, 2025 (BOND T17O5P)	100,000,000,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity May 16, 2025 (LT S16Y5P)	19,387,383,700

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Securities Received
Description	Nominal values
Argentine Treasury Bills Capitalizable in Pesos. Maturity November 10, 2025 (LT S10N5P)	91,130,891,038
Argentine Treasury Bonds in Pesos Dual Rate. Maturity March 16, 2026 (TTM26P)	163,702,463,045
Argentine Treasury Bonds in Pesos Dual Rate. Maturity June 30, 2026 (TTJ26P)	163,702,463,045
Argentine Treasury Bonds in Pesos Dual Rate. Maturity September 15, 2026 (TTS26P)	163,702,463,045
Argentine Treasury Bonds in Pesos Dual Rate. Maturity December 15, 2026 (TTD26P)	163,702,463,038

Debt exchange - February, 2025

In February 2025, the Bank participated in a voluntary debt exchange under section 2, Decree No. 846/2024 issued by the Ministry of Economy. The securities delivered or received under such swap were as follows:

Securities Delivered
Description	Nominal values
Argentine Treasury Bills Capitalizable in Pesos. Maturity March 31, 2025 (LT S31M5P)	42,927,187,195

Securities Received
Description	Nominal values
Argentine Treasury Bills Capitalizable in Pesos. Maturity November 10, 2025 (LT S10N5P)	64,312,653,526

10.2. Equity instruments

	December 31, 2024	December 31, 2023
Compensadora Electrónica S.A.	2,436,994	1,941,974
Mercado Abierto Electrónico S.A.	1,011,785	1,114,544
Banco Latinoamericano de Exportaciones S.A.	735,975	880,780
Seguro de Depósitos S.A.	268,270	314,132
Others	49,549	71,147
TOTAL	4,502,573	4,322,577

11. Income Tax
Income Tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent charge to profit or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

11.1. Current income tax assets
Below is a breakdown of the current income tax assets disclosed in the statement of financial position:

	December 31, 2024	December 31, 2023
Tax advances	45,438,057	349,167
TOTAL	45,438,057	349,167
11.2. Current income tax liabilities
Below is a breakdown of the current income tax liabilities disclosed in the statement of financial position:

	December 31, 2024	December 31, 2023
Income tax provision	17,135,128	426,610,954
Tax advances	(2,573,657)	(7,392,376)
Collections and withholdings	(787,449)	(750,788)
TOTAL	13,774,022	418,467,790

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
11..3. Deferred income tax
The deferred tax assets and liabilities disclosed in the statement of financial position are as follows:

Account		Changes recognized in		As of December 31, 2024
	As of December 31, 2023	Consolidated statement of profit or loss	Other comprehensive income	Deferred tax asset	Deferred tax liabilities
Allowance for loan losses	66,149,028	(17,353,276)	—	48,795,752	—
Provisions	77,535,032	(21,493,729)	—	56,041,303	—
Loan Commissions	9,897,350	3,029,326	—	12,926,676	—
Expenses capitalized for tax purpose	(36,907,330)	(7,620,053)	—	—	(44,527,383)
Property and equipment	(90,911,885)	9,906,978		—	(81,004,907)
Investments in debt securities and equity instruments	(65,098,000)	48,977,886	1,521,923	—	(14,598,191)
Inflation adjustment (see Note 11.4)	2,776,485	(2,709,258)	—	67,227	—
Tax loss	2,740,908	47,657,466	—	50,398,374	—
Others	113	(61)	—	52	—
Balance	(33,818,299)	60,395,279	1,521,923	168,229,384	(140,130,481)
Offsetting				(140,130,481)	140,130,481
Net				28,098,903	—

Account		Changes recognized in		As of December 31, 2023
	As of December 31, 2022	Consolidated statement of profit or loss	Other comprehensive income	Deferred tax asset	Deferred tax liabilities
Allowance for loan losses	81,141,588	(14,992,560)	—	66,149,028	—
Provisions	85,541,940	(8,006,908)	—	77,535,032	—
Loan Commissions	8,280,148	1,617,202	—	9,897,350	—
Expenses capitalized for tax purpose	(32,811,674)	(4,095,656)	—	—	(36,907,330)
Property and equipment	(88,236,354)	(2,675,531)	—	—	(90,911,885)
Investments in debt securities and equity instruments	(95,215,710)	215,047,801	(184,930,091)	—	(65,098,000)
Inflation adjustment (see Note 11.4)	16,851,957	(14,075,472)	—	2,776,485	—
Tax loss	5,981,492	(3,240,584)	—	2,740,908	—
Others	(234,219)	234,332	—	113	—
Balance	(18,700,832)	169,812,624	(184,930,091)	159,098,916	(192,917,215)
Offsetting				(152,901,796)	152,901,796
Net				6,197,120	(40,015,419)
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
11.4. Income tax expense
Below are the main components of the income tax benefit in the consolidated statement of comprehensive income:

	December 31, 2024	December 31, 2023	December 31, 2022
Current Tax	(136,660,084)	(509,675,665)	(62,999,041)
Deferred Tax	60,395,279	169,812,624	80,113,241
Income tax recognized in the consolidated statement of profit or loss	(76,264,805)	(339,863,041)	17,114,200
Income tax recognized in the consolidated statement of comprenhensive income	169,658,849	(184,930,091)	(4,839,879)
Total income tax	93,394,044	(524,793,132)	12,274,321

The Group's effective tax rate calculated on the income tax recognized in the income statement for the fiscal year ended December 31, 2024 and 2023 was 17% and 50%, respectively, and income tax benefit was 5%, for the year ended December 31, 2022.
The income tax benefit for the year ended December 31, 2022 includes the effect of the claim filed before AFIP, as stated under “Inflation adjustment for tax purposes. Fiscal year 2021” of Note 11.6.
The income tax expense for the year ended December 31, 2023 includes receivables for judgments for fiscal years 2013 and 2014, as stated under “Requests for refunds. Fiscal years 2013, 2014 and 2015” of Note 11.6.
Below is a reconciliation between the tax that would result from applying the current tax rate to the result before income tax and the income tax charge recorded in results as of December 31, 2024, 2023 and 2022:

	December 31, 2024	December 31, 2023	December 31, 2022
Profit before income tax	441,080,385	682,307,668	375,932,109
Income tax rate	35%	35%	35%
Income tax using the Bank’s income tax rate	154,378,135	238,807,684	131,576,238
Tax-exempt income	(5,046,526)	(4,035,063)	(1,007,349)
Non-deductible expenses	2,393,524	5,540,479	1,036,102
Other	67,800	(84,226)	(1,473,226)
Net monetary inflation adjustment	690,318,492	911,255,310	411,884,383
Subtotal	842,111,425	1,151,484,184	542,016,148
Inflation adjustment for tax purposes (see Note 11.6)	(773,960,520)	(811,621,143)	(558,520,266)
Other	8,113,900	—	(610,082)
Income tax expense (benefit)	76,264,805	339,863,041	(17,114,200)
Effective tax rate	17%	50%	(5%)

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
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
i.Such adjustment will be applicable in the tax year in which the percentage variation of the general consumer price index at national level (CPI) exceeds 100% in the thirty-six months prior to the end of the reporting fiscal year;
ii.Regarding the first, second and third fiscal years as from January 1, 2018, the procedure will be applicable in the event that the variation of such index, calculated from the beginning and until the closing of each of those fiscal years, exceeds 55%, 30% and 15% for the first, second and third years of application, respectively;
iii.The effect of the positive or negative inflation adjustment for tax purposes, as the case may be, corresponding to the first, second and third fiscal years started on or after January 1, 2018, is charged one third in that tax period and the remaining two thirds, in equal parts, in the two immediately following tax periods;
iv.The effect of the positive or negative inflation adjustment corresponding to the first and second tax years starting on or after January 1, 2019, is charged one-sixth in the tax year in which the adjustment is determined and the remaining five-sixths in the immediately following tax periods; and
v.For tax years beginning on or after January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.
As of December 31, 2024, the parameters established by the income tax law to apply the inflation adjustment for tax purposes were met and the effects arising from the application of such adjustment as provided by law have been included when booking current and deferred income tax.
11.7. Other tax matters
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
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
On July 11, 2023, the Bank obtained a favorable judgment from the Contentious Court Administrative and on August 8, 2023, the tax authorities filed an extraordinary appeal.
On September 24, 2024, the Federal Court issued a ruling dismissing the extraordinary appeal filed by AFIP.
Based on the foregoing, as of December 31, 2024, the Entity had no liabilities booked for the items referred to above.
- Requests for refunds. Fiscal year 2019
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
On August 21, 2020, the Bank filed a request for refund at the administrative stage pursuant to the provisions of the first paragraph of section 81 of Law No. 11,683 (as compiled in 1998 and as amended) to recover the amount of 4,528,453 (in nominal values).
Upon no response from the tax authorities, on June 17, 2021 the Entity filed a motion for expedited proceedings and on November 18, 2021 a legal action was filed before National Court on Federal Administrative Matters No. 10 (Court Clerk’s Office No. 24).
Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not book assets in relation to contingent assets derived from the action filed.
- Inflation adjustment for tax purposes. Fiscal year 2020
In relation to fiscal year 2020, the Entity determined the income tax as of December 31, 2020 by applying the inflation adjustment for tax purposes in accordance with the provisions of the Public Emergency Law.
On May 26, 2021, and based on related case law, the Entity’s Board of Directors approved the filing of an action against the AFIP for declaratory judgment of unconstitutionality of section 194 of the Income Tax Law (as compiled in 2019) and/or of such rules that prohibit the full application of the inflation adjustment for tax purposes, on the grounds that they would lead to the assessment of a confiscatory income tax liability for fiscal year 2020; therefore allowing the full application of the mechanism set forth in section 106, paragraphs a) through e), Title VI of the Income Tax Law in that fiscal year.
Consequently, as of December 31, 2021, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000 (113,217,279 in restated values), with the ensuing impact on deferred tax assets by 5,033,000 (decrease) (100,351,307 in restated values) and on the income tax expense of 784,000 (12,865,981 in restated values).
On August 15, 2023, a trial court decision sustaining the claim filed by the Bank was issued. On August 22, 2023, the Bank appealed the decision by which the Bank should bear the costs and requested that they be borne by the losing party. On August 23, 2023, the AFIP appeals the subject matter of the case requesting that the decision be revoked.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
On July 1, 2024, the Appellate Court rejected AFIP’s claims regarding the substance of the case and also resolved to impose legal costs according to each party to the case in both instances. The AFIP filed an extraordinary appeal against the decision in favor of the Bank.
- Requests for refunds. Fiscal year 2021
On June 30, 2022, the Bank filed a prior administrative claim before the AFIP in order to obtain the recognition of the corrective tax return in less filed on June 30, 2022 with respect to the Income Tax for the 2021 tax year for 309,000 (in nominal values), on the grounds that the partial application of the correction mechanisms of the inflation adjustment under the provisions of Section 93 of the Income Tax Law is unconstitutional, since it affects the principle of reasonableness, equality, contributive capacity and confiscatory nature.
On June 6, 2023, a prompt resolution was requested. In view of the AFIP's silence, on September 20, 2023, a claim was filed before the Federal Court on Contentious Administrative Matters No. 1, Clerks’ Office No. 1.
- Inflation adjustment for tax purposes. Fiscal year 2022
On June 2, 2023, the Bank filed an unconstitutionality action against the AFIP to obtain a ruling declaring the unconstitutionality of section 93 of Income Tax Law (as revised in 2019) or other regulations preventing the comprehensive application of the tax adjustment for inflation, as it leads to a confiscatory income tax assessment for 2022 and, consequently, allows for the comprehensive adoption of the cost and amortization adjustment method provided for by sections 62 through 66, 71, 87 and 88 of Income Tax Law.The same procedure is being carried out in the Court No. 9.
The case is currently in the evidence production stage.
- Requests for refunds. Fiscal year 2023
On September 13, 2024, the Bank filed an administrative claim with the AFIP requesting that the amending tax return filed on May 13, 2024, in connection with income tax for the 2023 tax year amounting to 2,491,499 (in nominal terms) be recognized. The claim was grounded on the fact that the partial application of the adjustment for inflation mechanisms under section 93, Income Tax Law, is unconstitutional because it affects the fairness, equality, tax-paying capacity and confiscation principles.
- Requests for refunds. Fiscal years 2013, 2014 and 2015
Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002 for those periods in nominal values, based on grounds similar to those stated in the first paragraph “Inflation Adjustment for Tax Purposes. Fiscal Years 2016, 2017 and 2018”
In the judicial case of the repetition corresponding to the fiscal period 2013, on August 7, 2023, the entity was notified of the judgment issued by the Supreme Court of Justice, by which the extraordinary appeal and the complaint filed by the Treasury were rejected, leaving firm the favorable judgments of the previous instances that recognized the Bank the repetition of 264,257 (in nominal values) for said period plus interest.
Once the presented liquidation was approved and the corresponding procedures were completed, on December 27, 2023, the AFIP deposited in a bank account of the Entity the sum of 1,037,484 (in nominal values), corresponding to 264,257 (in nominal values) in the concept of capital and 773,227 (in nominal values) in the concept of updating capital and interest.
In the judicial case of the repetition corresponding to the fiscal period 2014, on July 12, 2023, the Entity was notified of the judgment issued by the Supreme Court of Justice, by which the extraordinary appeal and the complaint filed by the Treasury were rejected. In this way, the favorable judgments of the previous instances that recognized the Bank the repetition of 647,946 (in nominal values) for said period plus interest until effective payment become final.
Then, on November 19, 2024, the Court approved the liquidation of 647,945 (in nominal values) plus 2,226,229 (in nominal values) corresponding to accrued interest from the filing of the request for repetition until September 23, 2024 (in nominal values) calculated according to the average monthly passive rate published by the BCRA and as of July 17, 2019, the effective monthly rate published by the AFIP applies, in compliance with Resolution MH 598/19, 559/2022 and 3/2024. Without prejudice to the interest that will continue to accrue until the payment date.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
As a result of the abovementioned favorable decisions by the Argentine Supreme Court of Justice and the collection of one of such cases, the Bank booked a receivable of 2,898,298 restated as of December 31, 2024.
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
On October 25, 2023, the Appellate Court rendered favorable judgment in the case relating to the request for refund of the Income Tax due to the application of the tax inflation adjustment in 2015, confirming the first instance judgment.
The AFIP and the Entity filed extraordinary appeals.

On October 25, 2024, through Presidential Decree No. 953/2024, the Federal Executive established that the AFIP be dissolved and the ARCA (Revenue and Customs Control Agency) be created.

12. Investment in joint ventures and associates

	BBVA Argentina Ownership and Voting Power (in percentages)	Main Business Activity	December 31, 2024	December 31, 2023
Rombo Cía. Financiera S.A.	40.00%	Financial institution	10,358,064	6,701,552
BBVA Seguros Argentina S.A.	12.22%	Insurance	7,416,514	10,256,766
Interbanking S.A.	11.11%	Information services for financial markets	3,375,717	4,595,583
Play Digital S.A. (1)	11.56%	Development, offer and implementation of a digital payment solution	1,930,078	4,252,970
Openpay Argentina S.A. (2)	12.51%	Development, offer and implementation of a digital payment solution	737,620	1,122,176
TOTAL			23,817,993	26,929,047
(1)To establish the value of this investment, accounting information from Play Digital S.A. has been used as of September 30, 2024. Additionally, significant transactions carried out or events that occurred between October 1, 2024 and December 31, 2024 have been considered. In addition, on February 27, 2023 and October 18, 2023, capital contributions were made in the amount of 396,030 (2,375,465 in restated values) and 600,969 (1,852,294 in restated values), respectively. Besides, on August 23, 2024, a new capital contribution was made for 427,401 (477,730 in restated values).
(2)On April 19, 2023, the amount of 29,205 (150,081 in restated values) in shares were subscribed for and paid in cash. It is worth mentioning that on July 4, 2024, a new capital contribution was made, amounting to 250,377 (291,537 in restated values), which was also paid in in cash.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
The following table summarizes the information related to the Bank’s material joint venture:

	Rombo Compañía Financiera S.A.
	December 31, 2024	December 31, 2023
Total assets	94,219,825	75,238,938
Total liabilities	68,324,665	58,485,058
Equity	25,895,160	16,753,880
Gain/Losses	9,141,214	4,137,133
13. Tangible assets
13.1. Property and equipment

	December 31, 2024	December 31, 2023
Real estate	436,423,792	484,540,109
Furniture and facilities	82,711,872	83,491,519
Right of use – Real Estate	57,029,285	53,004,486
Machinery and equipment	48,444,939	17,173,215
Works in progress	19,862,736	8,884,230
Automobiles	2,074,744	2,313,650
TOTAL	646,547,368	649,407,209
Changes in the item for years 2024 and 2023 are included below:

					Impairment	Depreciation
	Cost as of December 31, 2023	Transfer to investment properties	Additions	Disposals (1)	Reversals	Accumulated as of December 31, 2023	Transfer to investment properties	Disposals (1)	For the period	Accumulated as of December 31, 2024	Carrying amount as of December 31, 2024
Real estate	553,042,144	(47,800,365)	3,965,164	8,153,728	4,576,625	68,502,035	(5,698,979)	5,468,993	11,871,985	69,206,048	436,423,792
Furniture and facilities	180,422,468	—	17,927,686	16,541,832	—	96,930,949	—	16,541,786	18,707,287	99,096,450	82,711,872
Rights of use – Real estate	106,946,603	—	14,028,401	14,268,200	—	53,942,117	—	8,327,880	4,063,282	49,677,519	57,029,285
Machinery and equipment	34,984,084	—	53,892,251	11,228,689	—	17,810,869	—	11,230,344	22,622,182	29,202,707	48,444,939
Work in progress	8,884,230	—	17,446,861	6,468,355	—	—	—	—	—	—	19,862,736
Automobiles	5,468,044	—	723,660	442,940	—	3,154,394	—	240,416	760,042	3,674,020	2,074,744
Total	889,747,573	(47,800,365)	107,984,023	57,103,744	4,576,625	240,340,364	(5,698,979)	41,809,419	58,024,778	250,856,744	646,547,368

				Impairment		Depreciation
	Cost as of December 31, 2022	Additions	Disposals (1)	Loss	Reversals	Accumulated as of December 31, 2022	Disposals (1)	For the period	Accumulated as of December 31, 2023	Carrying amount as of December 31, 2023
Real estate	545,402,595	15,759,793	8,813,919	1,735,867	2,429,542	65,217,886	8,540,645	11,824,794	68,502,035	484,540,109
Furniture and facilities	173,938,549	14,858,656	8,374,737	—	—	87,347,699	8,361,929	17,945,179	96,930,949	83,491,519
Rights of use – Real estate	93,930,002	20,795,120	7,778,519	—	—	54,220,934	5,509,446	5,230,629	53,942,117	53,004,486
Machinery and equipment	46,958,668	10,576,312	22,550,896	—	—	25,809,289	22,550,897	14,552,477	17,810,869	17,173,215
Work in progress	22,175,719	9,449,544	22,741,033	—	—	—	—	—	—	8,884,230
Automobiles	4,634,513	1,171,940	338,409	—	—	2,735,505	276,674	695,563	3,154,394	2,313,650
Total	887,040,046	72,611,365	70,597,513	1,735,867	2,429,542	235,331,313	45,239,591	50,248,642	240,340,364	649,407,209
(1)Includes write-off of fully depreciated items and finalized constructions.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
As mentioned in note 2.3.12, as of December 31, 2024, the recoverable value of Property and equipment exceeds its carrying amount.
As of December 31, 2023, the impairment of certain assets recorded in the Property and equipment item was recognized for 4,576,625.
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
Below are the changes in investment properties:

			Impairment	Depreciation
	Cost as of December 31, 2023	Transfer to investment properties	Loss	Accumulated as of December 31, 2023	Transfer to investment properties	For the period	Accumulated as of December 31, 2024	Carrying amount as of December 31, 2024
Real estate	140,534,065	47,800,365	37,136,276	9,543,542	5,698,979	2,692,311	17,934,832	133,263,322
Total	140,534,065	47,800,365	37,136,276	9,543,542	5,698,979	2,692,311	17,934,832	133,263,322

		Impairment	Depreciation
	Cost as of December 31, 2022	Loss	Accumulated as of December 31, 2022	For the period	Accumulated as of December 31, 2023	Carrying amount as of December 31, 2023
Real estate	141,053,024	518,959	7,206,963	2,336,579	9,543,542	130,990,523
Total	141,053,024	518,959	7,206,963	2,336,579	9,543,542	130,990,523

As mentioned in note 2.3.12, as of December 31, 2024 and 2023, the recoverable value of investment properties does not exceed their carrying amount considering the impairment recorded at those dates in the properties detailed below.
The impairment loss is disclosed in Note 31 – Other operating expenses, Loss from sale or impairment of investment properties and other non-financial assets.

	Impairment Loss
	December 31, 2024	December 31, 2023
Real Estate - Torre BBVA	(16,683,862)	—
Real Estate - Della Paolera	(10,877,934)	—
Real Estate - Edificio Tesla	(8,605,852)	—
Real Estate - Viamonte	(1,487,587)	(518,959)
Total	(37,655,235)	(518,959)

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
14. Intangible assets
Below are the changes in the items:

				Amortization
	Cost as of December 31, 2023	Additions	Disposals (1)	Accumulated as of December 31, 2023	Disposals (1)	For the period	Accumulated as of December 31, 2024	Carrying amount as of December 31, 2024
Software	90,968,518	56,541,430	54,576,390	18,807,400	13,987,925	18,885,133	23,704,608	69,228,950
Total	90,968,518	56,541,430	54,576,390	18,807,400	13,987,925	18,885,133	23,704,608	69,228,950

				Amortization
	Cost as of December 31, 2022	Additions	Disposals (1)	Accumulated as of December 31, 2022	Disposals (1)	For the period	Accumulated as of December 31, 2023	Carrying amount as of December 31, 2023
Software	80,332,774	19,172,013	8,536,269	15,113,610	4,422,968	8,116,758	18,807,400	72,161,118
Total	80,332,774	19,172,013	8,536,269	15,113,610	4,422,968	8,116,758	18,807,400	72,161,118
(1)Includes write-off of fully depreciated items.
15. Other assets

	December 31, 2024	December 31, 2023
Prepayments	28,129,030	26,852,512
Advances to suppliers of goods	17,336,437	14,377,596
Tax advances	15,172,745	16,439,668
Other miscellaneous assets	13,619,468	2,501,553
Advances to personnel	10,976,759	18,525,667
Foreclosed assets	162,765	172,123
Others	2,787,333	17,146,132
TOTAL	88,184,537	96,015,251

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
16. Non-current assets held for sale
Includes certain real property assets located in Argentina that the Board of Directors are committed to sale in the short-term.

	December 31, 2024	December 31, 2023
Real estate held for sale - Villa del parque	1,509,906	—
Real estate held for sale - Lavallol	829,952	—
Real estate held for sale - Fisherton (1)	590,642	1,041,944
Real estate held for sale - Avellaneda	344,844	—
Real estate held for sale - Villa Lynch	272,859	272,859
Real estate held for sale - Bernal	201,437	201,437
Real estate held for sale - Mendoza	—	339,523
Total	3,749,640	1,855,763
(1) On January 13, 2025, the sale of the property held for sale - Fisherton took place. See Note 46 - Subsequent events.

As mentioned in note 2.3.12, as of December 31, 2024 and 2023, the recoverable value of non-current assets held for sale does not exceed their carrying amount considering the impairment recorded at those dates in the properties detailed below.
The impairment loss is disclosed in Note 31 – Other operating expenses, Loss from sale or impairment of investment properties and other non-financial assets.

	December 31, 2024	December 31, 2023
Real estate held for sale - Fisherton	(990,686)	(539,384)
Total	(990,686)	(539,384)

17. Financial liabilities at fair value through profit or loss
17.1. Derivatives

	December 31, 2024	December 31, 2023
Foreign Currency Forwards (1)	3,858,635	4,671,486
TOTAL	3,858,635	4,671,486
(1)The notional amounts are disclosed in note 5.2.

17.2. Trading liabilities

	December 31, 2024	December 31, 2023
Short sold positions	—	22,495,621
TOTAL	—	22,495,621

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
18. Financial liabilities at amortized cost
18.1. Banks loans

	December 31, 2024	December 31, 2023
Local financial institutions	156,920,724	55,330,406
Foreign financial institutions	43,776,917	5,818,767
BCRA	232,917	238,074
TOTAL	200,930,558	61,387,247
18.2. Deposits from customers

	December 31, 2024	December 31, 2023
Savings Accounts	4,568,620,629	3,745,858,253
Time deposits	3,096,287,478	1,654,828,856
Currents accounts	1,781,297,285	1,989,615,392
Investment accounts	303,754,063	396,604,568
Other	54,778,013	58,431,489
TOTAL	9,804,737,468	7,845,338,558
18.3. Other financial liabilities

	December 31, 2024	December 31, 2023
Obligations for financing of purchases (1)	907,432,486	612,362,960
Collections and other transactions on behalf of third parties	103,696,454	88,853,549
Lease liabilities (See Notes 2.3.8 and 40)	32,398,779	51,193,475
Cash and cash equivalents for spot purchases or sales pending settlement	30,361,873	741,090
Payment orders pending credit	29,455,350	31,141,331
Funds collected under ARCA’s instructions	19,127,288	160,877,424
Creditors for spot transactions pending settlement	8,942,092	1,673,811
Accrued commissions payable	170,833	27,987
Other	63,754,055	29,268,298
TOTAL	1,195,339,210	976,139,925
(1)Includes payables to merchants acquirers as a result of purchases made by the holders of the Bank’s credit cards.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
19. Debt securities issued

					Carrying amount as of
Detail	Issuance date	Nominal Value	Maturity date	Annual Nominal	December 31, 2024	December 31, 2023
Class 29 BBVA	September 23, 2024	24,500,000	June 23, 2025	BADLAR + 5%	24,500,000	—
Class 30 BBVA	December 12, 2024	15,088,235	September 12, 2025	FIXED TEM 2.75%	15,088,235	—
Class 31 BBVA	December 12, 2024	37,706,733	December 12, 2025	TAMAR + 2.74%	37,706,733	—
Class 10 Volkswagen Financial Services	October 12, 2023	10,000,000	October 12, 2024	BADLAR + 4.5%	—	21,776,275
Class 11 Volkswagen Financial Services	October 22, 2024	15,974,963	October 22, 2025	BADLAR +5.75%	15,974,963	—
Class 29 PSA	December 23, 2024	11,655,556	September 23, 2025	FIXED TNA 36.72%	11,655,556	—
Class 30 PSA	December 23, 2024	8,344,444	June 23, 2026	TAMAR + 3.25%	8,344,444	—

				Total Principal	113,269,931	21,776,275
				Interest accrued payable	2,628,659	6,133,745
				Total	115,898,590	27,910,020
Definitions:
BADLAR (Buenos Aires Deposits of Large Amount Rate), is the interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.
TAMAR (Wholesale Rate of Argentina), is the interest rate for time deposits over 1000 (one thousand) millions pesos, for 30 to 35 days.
TEM: Monthly Effective Rate
TNA: Annual Nominal Rate

Below is a description of the current Global Corporate Bond Programs:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Company	Authorized Amount	Type of Corporate Bond	Program Term	Date of Approval by Shareholders/Board of Directors	CNV Approval
Banco BBVA Argentina S.A.	US$500,000 thousand or equivalent	Non-subordinated, simple corporate bonds not convertible into shares, secured, if permitted by current regulations, with floating and/or special guarantees, and/or subordinated, convertible or not into shares, secured.	5 years	Approval by Shareholders’ Meetings dated July 15, 2003, April 26, 2007, March 28, 2008, March 30, 2011, March 26, 2013, April 9, 2013, and April 10, 2018. Approval by Board of Directors’ Meetings dated August 31, 2004, December 7, 2004, September 24, 2008, September 23, 2009, December 22, 2009, June 24, 2022, December 20, 2022, and May 22, 2024.	Resolution No.14,967 dated November 29, 2004, and extended through Resolution No. 16,010 dated November 6, 2008. The increase in the program's total outstanding amount was authorized through Resolution No. 16,611 dated July 21, 2011, and through Resolution No. 16,826 dated May 30, 2012. In addition, a new program term extension was authorized through Resolution No, 17,127 dated July 11, 2013, and the amendment of its general terms and conditions, the extension of its term and the increase in its maximum amount were authorized through Resolution No. RESFC-2018-19516-APN-DIR#CNV dated May 17, 2018. Lastly, the extension of the program term, the reduction of the amount and the amendment of certain terms and conditions were authorized by CNV Resolution No. DI-2022-36-APN-GE#CNV dated July 13, 2022.
Volkswagen Financial Services Cía. Financiera S.A.	US$250,000 thousand or equivalent	Simple, not convertible into shares	5 years	September 26, 2024	The creation of the program and the extension thereof were authorized by Resolution No. RESFC-2018-19549-APN-DIR#CNV dated June 14, 2018, and DI2023-38-APN-GE#CNV dated August 18, 2023, respectively, issued by the Board of Directors of the CNV.
PSA Finance Argentina Compañía Financiera S.A.	US$50,000 thousand or equivalent	Simple, not convertible into shares	5 years	September 26, 2023	On April 26, 2018, the General Ordinary and Extraordinary Meeting of PSA Finance Argentina Compañía Financiera S.A. resolved to update and modify the terms and conditions of the Program to be able to opt to place Debt Securities denominated in monetary units adjustable by indexes and/or, which was authorized by the CNV through Resolution No. RESFC-2018-19523- APN-DIR#CNV dated May 17, 2018. The extension of the Program for a period of 5 (five) years and the modification of its terms and conditions were approved by the Ordinary and Extraordinary Meeting of April 20, 2023. The following modifications to the terms of the Program were approved by the Board of Directors meeting dated September 26, 2023. The update of the Prospectus and its preliminary version were approved by resolution of the deputy delegate dated November 3, 2023.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
20. Provisions
The Group, as a result of the ordinary course of its business, may be a party to legal lawsuits of a labor, commercial, tax and regulatory nature. A provision is recognized whenever the loss is classified as probable.
•Financial guarantees and loan commitments: reflects the ECL arising from financial guarantees issued, unused balances of checking account overdrafts, credit cards and other loan commitments.
•Other provisions: reflects the estimated amounts to pay class actions, labour, tax and commercial claims as well as other miscellaneous complaints.

	December 31, 2024	December 31, 2023
Financial guarantees and loan commitments	22,779,855	13,005,597
Other provisions	24,318,428	32,123,038
Provisions commercial claims	16,298,010	19,709,153
Provisions tax claims	1,187,703	4,203,405
Provisions labor-related	1,179,832	1,987,934
Others	5,652,883	6,222,546
TOTAL	47,098,283	45,128,635

Changes in fiscal year 2024 and 2023 are included below:

Accounts	Balances as of December 31, 2023	Increases	Provision reversals	Provisions used	Inflation adjustment	Balances as of December 31, 2024
Financial guarantees and loan commitments	13,005,597	19,499,523	—	—	(9,725,265)	22,779,855
Other provisions	32,123,038	28,207,132	(980,972)	(5,827,558)	(29,203,212)	24,318,428
Provisions commercial claims	19,709,153	10,432,283	—	(1,340,317)	(12,503,109)	16,298,010
Provisions labor-related	1,987,934	4,606,370	—	(4,320,231)	(1,094,241)	1,179,832
Provisions tax claims	4,203,405	94,354		(151,405)	(2,958,651)	1,187,703
Others	6,222,546	13,074,125	(980,972)	(15,605)	(12,647,211)	5,652,883
TOTAL PROVISIONS	45,128,635	47,706,655	(980,972)	(5,827,558)	(38,928,477)	47,098,283

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Accounts	Balances as of December 31, 2022	Increases	Provision reversals	Provisions used	Inflation adjustment	Balances as of December 31, 2023
Financial guarantees and loan commitments	18,270,055	10,561,016	—	—	(15,825,474)	13,005,597
Other provisions	40,519,694	35,909,633	(226,713)	(10,688,020)	(33,391,556)	32,123,038
Provisions commercial claims	23,707,896	23,785,701	—	(7,907,980)	(19,876,464)	19,709,153
Provisions labor-related	4,169,288	3,539,147	—	(2,365,126)	(3,355,375)	1,987,934
Provisions tax claims	4,033,561	2,803,761	—	(78,249)	(2,555,668)	4,203,405
Others	8,608,949	5,781,024	(226,713)	(336,665)	(7,604,049)	6,222,546
TOTAL PROVISIONS	58,789,749	46,470,649	(226,713)	(10,688,020)	(49,217,030)	45,128,635
The expected terms to settle these obligations are as follows:

December 31, 2024
Provisions	Within 12 months	After 12 months
Financial guarantees and loan commitments	22,779,855	—
Other provisions	5,869,817	18,448,611
Provisions commercial claims	3,466,941	12,831,069
Provisions labor-related	201,894	977,938
Provisions tax claims	801,672	386,031
Others	1,399,310	4,253,573

December 31, 2023
Provisions	Within 12 months	After 12 months
Financial guarantees and loan commitments	13,005,597	—
Other provisions	22,919,769	9,203,269
Provisions commercial claims	17,901,727	1,807,426
Provisions labor-related	400,011	1,587,923
Provisions tax claims	1,817,060	2,386,345
Others	2,800,971	3,421,575
The Group’s management and legal advisors consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these consolidated Financial Statements.
Possible contingencies
Contingent liabilities have not been recognized in these financial statements and correspond to 138 claims received (in court or administrative proceedings), that have arisen in the Bank’s ordinary course of business. The estimated amount of said claims amounts to 35,712 of which an outflow of funds is estimated for approximately 15,787 in the next 12 months. These claims are primarily related to leasing claims, petitions to secure evidence, and labor claims. The Group’s management and legal advisors consider that the probability of these cases resulting in an outflow of resources is possible, but not probable, and that the potential cash disbursements should not be material.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
21. Other liabilities

	December 31, 2024	December 31, 2023
Miscellaneous creditors	260,923,620	278,870,191
Short term personnel benefits	109,633,309	132,879,847
Other collections and withholdings	92,594,007	91,426,646
Advance collections	70,010,381	107,360,783
Other taxes payable	44,093,198	74,268,415
Contract liabilities	6,695,211	3,708,739
Long term personnel benefits	4,602,683	6,956,709
Termination benefits payable	4,280,110	2,529,395
Social security payable	967,585	807,763
Other	3,688,079	4,604,636
TOTAL	597,488,183	703,413,124

22. Capital and Reserves
•Share capital

Quantity of shares at December 31, 2024				Share capital December 31, 2024
Class	Quantity	Nominal value per share	Votes per share	Shares outstanding	Paid-in (1)
Ordinary	612,710,079	1	1	612,710	612,710
(1)Registered with the Public Registry of Commerce.
Banco BBVA Argentina S.A. is a corporation (“sociedad anónima”) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law 19,550). Therefore, and pursuant to Law 25,738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the financial institution.
•Share premium
The share premium account represents the difference between the par value of the shares issued and the subscription price.
•Inflation adjustment to share capital and premium
It comprises the cumulative monetary inflation adjustment on the share capital and share premium based on the IAS 29 restatement process described in note 2.1.5. and BCRA requirements.
•Other comprehensive income (OCI)
•Fair value reserve: the fair value reserve comprises the cumulative net change in the fair value of financial assets measured at FVOCI, net of the related income tax.
•Share of OCI from associates and joint ventures: corresponds to the Bank’s participation in the OCI of its associates and joint ventures.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
•Legal reserve
BCRA regulations establish that 20% of net income as determined in accordance with BCRA Generally Accepted Accounting Principles (BCRA GAAP), should be allocated to the legal reserve (See Note 42.a)).
•Other reserves
Set up to fulfil the requirement of the Argentine National Securities Commission (CNV, as per its Spanish acronym) where by the entire balance of retained earnings determined in accordance with BCRA GAAP needs to be allocated by the shareholders’ meeting to cash dividends, dividends in shares, set up reserves other than the legal reserve, or a combination there of.
•Optional Reserve: includes all other reserves that are established by express will social.
•Reserve for first-time Application of IFRS Accounting Standards: originated in the differences in valuation of assets and liabilities in accordance with international financial reporting standards at the time of initial adoption.

23. Analysis of changes in financing activities during the year
The following chart provides a reconciliation between the opening and closing balances for the main liabilities arising from financing activities:

	2024	2023
Financial liabilities
Opening balance	140,490,742	164,045,838
Cash flow
Debt securities issued - Capital	99,271,683	30,821,854
Collections - Financing by local financial institutions	139,535,545	1,816,673
Debt payments	(10,729,920)	(76,085,804)
Payment of lease liabilities	(13,075,965)	(13,561,406)
Non-cash changes
Additions - Rights of use - Real estate	14,028,401	20,795,120
Interests and adjustments accrued	7,151,318	52,978,534
Net monetary inflation adjustment	(27,443,877)	(40,320,067)
Closing balance	349,227,927	140,490,742

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
24. Net interest income
24.1. Interest income

	2024	2023	2022
CER clause adjustment (1)	989,710,613	825,141,529	556,628,928
Premium for reverse repurchase agreements	845,845,984	845,394,681	216,040,876
Interest from government securities	635,080,487	2,501,144,005	1,739,404,272
Interest from commercial papers	579,932,926	724,217,420	268,514,987
Interest from credit card loans	431,887,103	610,925,948	424,637,152
Interest from consumer loans	305,531,003	283,675,392	217,515,536
Interest from overdrafts	303,017,240	383,223,388	195,080,888
Interest from other loans	247,810,876	369,902,975	301,123,772
UVA clause adjustment (2)	221,036,327	243,189,388	212,813,364
Interest from pledge loans	62,331,652	80,126,752	71,956,088
Interest on loans to the financial institutions	16,796,646	13,948,303	16,922,306
Interest from loans for the prefinancing and financing of exports	16,660,568	5,236,271	4,922,014
Interest from mortgage loans	15,336,145	14,071,117	20,631,721
Interest from financial leases	12,955,249	20,591,504	13,370,945
Interest from private securities	4,358,370	7,541,862	4,494,699
Other financial interest income	7,950,385	5,119,240	3,724,810
TOTAL	4,696,241,574	6,933,449,775	4,267,782,358
(1)CER (Reference stabilitation coefficient) adjustment clause based on the variation of the consumer price index.
(2)UVA (Purchasing Value Unit): It is a unit of measure that is updated daily according to the CER.
24.2. Interest expenses

	2024	2023	2022
Interest from time deposits	1,059,322,758	2,533,937,410	1,452,034,912
Interest from current accounts deposits	475,683,772	678,423,669	268,972,606
UVA clause adjustment (1)	133,384,580	93,059,557	170,287,834
Interest from bank loans	41,980,571	55,106,427	58,987,104
Interest from other financial liabilities	21,750,500	10,049,379	4,566,601
Interest from savings accounts deposits	18,335,036	15,584,182	10,878,827
Borrowing surety bond transactions	11,900,120	—	—
Interest on the lease liability	4,100,609	3,700,118	4,215,434
Premium for reverse repurchase agreements	810,774	54,412	182,219
Other financial interest expense	6,620	28,662	42,200
TOTAL	1,767,275,340	3,389,943,816	1,970,167,737
(1)UVA (Purchasing Value Unit): It is a unit of measure that is updated daily according to the CER.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
25. Fee and commission income

	2024	2023	2022
Linked to credit cards	268,034,994	253,943,717	210,023,996
Linked to deposits and other	154,723,084	183,640,618	228,906,247
Linked to loans and other	59,731,044	56,009,673	45,100,630
From foreign currency transactions	25,961,950	23,594,476	23,882,019
Insurance agent fees	19,779,102	20,981,896	23,877,102
Linked to securities	19,324,931	14,576,241	6,155,694
Fees linked to loan commitments	841,081	887,281	—
From guarantees granted	443,434	229,657	24,101
TOTAL	548,839,620	553,863,559	537,969,789
26. Fee and commission expense

	2024	2023	2022
For credit and debit cards	145,291,281	147,594,366	156,516,380
For foreign trade transactions	61,852,231	40,302,506	6,682,733
For payment of wages	24,798,642	24,776,270	17,311,622
For new channels	18,907,569	13,154,114	8,787,795
For data processing	11,742,085	9,539,347	10,375,102
For advertising campaigns	659,815	2,207,485	1,753,646
Linked to transactions with securities	129,096	146,816	106,473
Other commission expenses	2,875,576	13,549,669	19,460,844
TOTAL	266,256,295	251,270,573	220,994,595
27. Gains/(Losses) on financial assets and liabilities at fair value through profit or loss, net

	2024	2023	2022
Gain (Loss) from government securities	154,704,801	(113,774,261)	72,420,836
Gain from private securities	11,017,043	15,996,235	14,575,304
Gain from corporate bonds	1,512,685	2,992,028	133,211
Interest rate swaps	1,030,476	(387,132)	685,551
Loss from put options	(685,766)	(1,137,120)	(235,018)
(Loss) Gain from foreign currency forward transactions	(14,889,122)	51,248,270	10,117,949
Gain from the sale of financial assets	—	—	3,392,691
Others	2,876	372	(35,805)
TOTAL	152,692,993	(45,061,608)	101,054,719

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
28. Gains/(Losses) on derecognition of financial assets not measured at fair value through profit or loss, net

	2024	2023	2022
Income from sale of government securities	236,363,693	72,267,736	1,472,931
Income from sale of private securities	5,307,852	16,123,518	493,283
TOTAL	241,671,545	88,391,254	1,966,214
29. Exchange differences, net

	2024	2023	2022
Income from trading in foreign currency	59,043,073	86,181,018	84,728,415
Conversion of foreign currency assets and liabilities into pesos	(4,406,613)	371,360,417	(29,956,347)
TOTAL	54,636,460	457,541,435	54,772,068
30. Other operating income

	2024	2023	2022
Adjustments and interest on miscellaneous receivables	46,131,374	59,951,762	46,313,560
Rental of safe deposit boxes	22,306,092	17,572,045	19,836,171
Debit and credit card commissions	13,089,542	10,249,421	10,322,122
Loans recovered	11,846,785	14,994,770	22,798,028
Punitive interest	7,305,237	5,619,971	3,252,841
Rent	5,670,084	5,242,910	4,144,644
Allowances reversed	4,676,270	2,910,574	5,003,003
Fees expenses recovered	4,471,404	5,095,381	5,595,766
Commission from syndicated transactions	1,521,174	2,027,244	1,788,820
Gain from the sale of non-current assets held for sale	—	—	3,092,539
Income from asset sale in equity instruments	—	—	10,276,895
Other operating income	25,772,510	22,776,836	11,081,911
TOTAL	142,790,472	146,440,914	143,506,300

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
31. Other operating expenses

	2024	2023	2022
Turnover tax	319,231,352	443,134,044	277,100,441
Loss from sale or impairment of investment properties and other non-financial assets	37,587,578	518,959	81,796
Provisions for legal and administrative proceedings	27,040,824	34,635,857	26,355,247
Loss on initial recognition of loans bearing below market interest rate	26,577,005	25,415,443	28,528,171
Expected credit losses on financial guarantee and loan commitments	19,499,523	10,561,016	13,866,405
Adjustment for restatement of dividends in constant currency	12,453,062	—	—
Contributions to the Deposits Guarantee Fund (Note 44)	10,933,914	12,473,800	13,784,610
Damage claims	4,142,449	5,541,215	10,026,803
Provisions for reorganization	—	—	16,096,761
Other operating expenses	33,706,431	39,575,442	32,703,224
TOTAL	491,172,138	571,855,776	418,543,458
32. Personnel benefits

	2024	2023	2022
Salaries	270,391,806	271,389,903	253,894,573
Other short term personnel benefits	91,948,192	144,103,066	93,721,521
Social security charges	82,507,767	89,005,696	79,654,038
Personnel compensations and rewards	54,648,857	16,701,397	19,339,816
Personnel services	12,956,731	11,187,606	10,254,525
Termination benefits	1,129,772	1,040,558	1,520,650
Fees to Bank Directors and Supervisory Committee	705,742	716,884	778,426
Other long term benefits	2,012,172	6,844,026	2,587,518
TOTAL	516,301,039	540,989,136	461,751,067

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
33. Other administrative expenses

	2024	2023	2022
Taxes	124,150,966	114,801,585	98,054,460
Administrative services hired	87,704,001	66,365,686	42,028,910
Rent	67,928,153	74,027,375	71,186,416
Armored transportation services	48,447,340	45,443,899	49,336,443
Maintenance costs	48,286,547	46,270,516	44,870,127
Advertising	34,273,928	29,925,767	23,795,598
IT	32,586,746	62,900,839	38,785,383
Documents distribution	22,787,340	14,492,787	14,903,848
Electricity and communications	19,750,071	18,251,519	16,814,171
Other fees	17,178,709	15,892,592	15,456,211
Security services	16,519,227	12,715,130	12,200,176
Trade reports	11,570,401	9,845,645	8,461,189
Insurance	4,263,755	4,210,588	4,377,926
Representation, travel and mobility	3,799,674	3,474,140	4,365,720
Stationery and supplies	875,741	818,964	580,883
Other administrative expenses	23,449,682	23,087,621	16,090,742
TOTAL	563,572,281	542,524,653	461,308,203
34. Depreciation and amortization

	2024	2023	2022
Depreciation of property and equipment (See Note 13.1)	53,961,496	45,018,013	49,421,025
Amortization of intangible assets (See Note 14)	18,885,133	8,116,758	4,462,041
Amortization of rights to use leased real estate (See Note 13.1)	4,063,282	5,230,629	13,689,190
Depreciation of investment properties (See note 13.2)	2,699,998	2,336,577	2,053,468
Loss from sale or impairment of property and equipment (See Note 13.1)	—	1,735,867	4,772,385
Depreciation of other assets	1,768	10,677	14,151
TOTAL	79,611,677	62,448,521	74,412,260

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
35. Impairment of financial assets

	2024	2023	2022
Financial assets measured at amortized cost
Credit loss allowance in pesos	272,605,776	266,494,705	219,783,860
Credit loss allowance in foreign currency	6,279,329	34,168,622	196,568

Financial assets measured at fair value through OCI
Value adjustment due to credit losses	11,521,889	(9,727,847)	(5,195,848)
TOTAL	290,406,994	290,935,480	214,784,580
36. Financial instruments risks
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
To achieve its goals, BBVA Argentina uses a management model with two guiding principles for the decision-making process:
•Prudential analysis: related to the management of the various risks acknowledged by the Entity.
•Anticipation: it refers to the capacity to make decisions foreseeing relevant changes in the environment, the competition and customers that may have an impact in the mid-term.
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
Structure and organization
The Group has a formal organizational structure, with a set of roles and responsibilities, organized in a pyramidal structure that generates control instances from lower to higher levels, up to the highest decision-making bodies. The following are the areas that conform the structure and a list of their functions:
•Risks Management Unit.
•Committees.
•Reporting Units.
•Cross-Control Areas.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
Risks Management Unit:
This is an area that is independent from the Bank’s business units, in charge of implementing the criteria, policies and procedures defined by the organization within the scope of credit (retail and wholesale), operational and market risk management, with a follow-up and control of proper application and proposing the actions necessary to the keep quality of risks within the defined goals. One of its main functions is to ensure proper information for the decision-making process at all levels, including relevant risk factors, such as:
•Active management throughout the life of the risk.
•Clear processes and procedures.
•Integrated management of all risks through identification and quantification.
•Generation, implementation and dissemination of advanced decision-making support tools.
Committees
Committees are responsible for risk management. This implies knowledge, assessment, weighting and potential mitigation. BBVA Argentina has an agile and proper structure of committees in charge of managing various risks.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
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
Additionally, the Risks Management Department, together with the rest of the Bank’s Management Departments, annually develops a budget process, which includes the main variables of credit risk:
•Expected growth per portfolio and product.
•Evolution of default ratio.
•Evolution of write-off portfolios.
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
Origination
BBVA Argentina has credit risk origination policies in place, to define the criteria to obtain quality assets, establish risk tolerance levels and alignment of the credit activities with the strategy of BBVA Argentina and in accordance with the Group. The policy of accepting risks is therefore organized into three different levels within the Group:
•Analysis of the financial risk of the transaction, based on the debtor’s capacity for repayment or funds generation.
•The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees.
•Assessment of the repayment risk (asset liquidity) of the guarantees received.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
Monitoring
The Bank establishes certain monitoring procedures based on the banking area involved, as the admission stage is not the end of the process. Monitoring is as important as decision-making, since risk is dynamic and customers rely on themselves and the environment.
The main monitoring procedures carried out by the various Banking areas are:
•Monitoring of the limit granted: Since customer profiles vary over time, the limits of products contracted are periodically reviewed for the purpose of broadening, reducing or suspending the limit assigned, based on the risk situation.
•Maintenance of pre-approved limits: Customers’ characteristics, vary over time. Therefore, there is periodical maintenance of the pre-approved limits, taking into consideration changes in a customer’s situation (position of asset and liability and relationship). Likewise, there is a periodic follow-up of the evolution of the pre-approved limit amount for the purpose of controlling and ensuring the risk assigned in accordance with the desired risk levels.
•Monitoring of rating tools: Rating tools are a reflection of the internal inputs and show the characteristics and biases of such inputs. Therefore, they need a long period to reduce or eliminate those biases through the inclusion of new information, correction of existing information and periodic reviews optimizing the results of back-tests.
•Portfolio analysis: The portfolio analysis consists of a monitoring process and study of the complete cycle of portfolio risk for the purpose of analyzing the status of the portfolio, identifying potential paths towards improvements in management and forecasting future behavior.
Additionally, the following functions are carried out:
•Monitoring of specific customers.
•Monitoring of products.
•Monitoring of units (branches, areas).
•Other monitoring actions (samples, control of admission process and risk management, campaigns).
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
Scope and nature of information and/or risk measurement systems
BBVA Argentina has several tools to be used in credit risk management for effective risk control and to facilitate the entire process.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
Exposure to credit risk
The Group’s credit risk exposure of financial assets, loan commitments and financial guarantees under IFRS 9 with stage allocation by asset classification as of December 31, 2024 and 2023 is provided below:

Credit risk exposure	December 31, 2024	Stage 1	Stage 2	Stage 3
Cash and cash equivalents	1,042,120,327	1,042,120,327	–	–
Financial assets at amortized cost	8,375,147,617	7,685,643,561	576,685,734	112,818,322
Debt securities	159,904,307	–	159,904,307	–
Wholesale	5,218,807,744	5,054,873,309	148,561,327	15,373,108
- Business	1,678,823,355	1,627,278,931	46,568,893	4,975,531
- Corporate and Investment Banking	1,726,193,273	1,676,557,727	49,635,093	453
- Institutional and international	378,184,032	375,201,620	2,960,468	21,944
- MSMEs	919,378,387	859,606,334	49,396,873	10,375,180
- Others	516,228,697	516,228,697	–	–
Retail	2,996,435,566	2,630,770,252	268,220,100	97,445,214
- Advances	3,179,536	1,002,106	415,997	1,761,433
- Credit cards	1,816,918,989	1,633,558,594	135,627,862	47,732,533
- Personal loans	652,523,556	559,553,150	55,613,581	37,356,825
- Pledge loans	246,836,049	238,682,962	5,614,063	2,539,024
- Mortgages	271,113,510	193,420,283	69,785,765	7,907,462
- Receivables from financial leases	4,263,439	2,952,670	1,162,832	147,937
- Others	1,600,487	1,600,487	–	–
Financial assets at fair value through other comprehensive income	2,461,681,262	74,653,741	2,387,027,521	–
Debt securities	2,461,681,262	74,653,741	2,387,027,521	–
Total financial assets risk	11,878,949,206	8,802,417,629	2,963,713,255	112,818,322

Loan commitments and financial guarantees
Wholesale	644,817,414	605,654,440	39,030,267	132,707
- Business	126,425,220	115,594,098	10,822,142	8,980
- Corporate and Investment Banking	162,657,173	152,971,422	9,685,744	7
- Institutional and international	122,136,205	121,249,204	887,001	–
- MSMEs	233,598,816	215,839,716	17,635,380	123,720
Retail	2,826,734,529	2,705,207,500	120,710,151	816,878
- Advances	14,827,666	14,332,266	492,404	2,996
- Credit cards	2,807,335,057	2,687,775,960	118,876,905	682,192
- Mortgages	3,881,551	2,415,398	1,334,496	131,657
- Receivables from financial leases	690,255	683,876	6,346	33
Total loan commitments and financial guarantees	3,471,551,943	3,310,861,940	159,740,418	949,585

Total credit risk exposure	15,350,501,149	12,113,279,569	3,123,453,673	113,767,907

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Credit risk exposure	December 31, 2023	Stage 1	Stage 2	Stage 3
Cash and cash equivalents	905,193,315	905,193,315	–	–
Financial assets at amortized cost	7,605,699,495	6,868,250,968	660,780,395	76,668,132
Debt securities	210,536,162	–	210,536,162	–
Wholesale	2,659,604,263	2,460,608,745	186,934,328	12,061,190
- Business	1,151,637,940	1,099,143,921	43,374,906	9,119,113
- Corporate and Investment Banking	789,156,296	678,551,274	110,604,549	473
- Institutional and international	22,471	8,025	3,347	11,099
- MSMEs	346,691,972	310,809,941	32,951,526	2,930,505
- Others	372,095,584	372,095,584	–	–
Retail	2,117,132,312	1,789,215,465	263,309,905	64,606,942
- Advances	4,157,983	2,539,453	821,000	797,530
- Credit cards	1,468,861,738	1,267,633,162	170,296,770	30,931,806
- Personal loans	334,213,212	285,298,231	24,612,075	24,302,906
- Pledge loans	104,456,830	101,329,378	1,422,594	1,704,858
- Mortgages	196,868,339	126,583,781	63,414,716	6,869,842
- Receivables from financial leases	4,741,925	4,710,722	31,203	–
- Others	3,832,285	1,120,738	2,711,547	–
Reverse repurchase agreements	2,618,426,758	2,618,426,758	–	–
- BCRA repos	2,618,426,758	2,618,426,758	–	–
Financial assets at fair value through other comprehensive income	1,833,311,004	419,806,895	1,413,504,109	–
Debt securities	1,833,311,004	419,806,895	1,413,504,109	–
Total financial assets risk	10,344,203,814	8,193,251,178	2,074,284,504	76,668,132

Loan commitments and financial guarantees
Wholesale	525,564,116	474,146,108	51,368,823	49,185
- Business	210,429,605	182,358,733	28,058,941	11,931
- Corporate and Investment Banking	208,766,443	201,947,941	6,818,485	17
- Institutional and international	77,096,824	68,788,927	8,307,897	–
- MSMEs	29,271,244	21,050,507	8,183,500	37,237
Retail	883,416,056	800,669,296	82,344,103	402,657
- Advances	28,929,705	27,847,180	1,075,757	6,768
- Credit cards	850,807,486	770,660,261	79,874,405	272,820
- Mortgages	3,481,517	1,990,060	1,368,388	123,069
- Others	197,348	171,795	25,553	–
Total loan commitments and financial guarantees	1,408,980,172	1,274,815,404	133,712,926	451,842

Total credit risk exposure	11,753,183,986	9,468,066,582	2,207,997,430	77,119,974

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
Information on the credit quality of assets
The Group’s credit quality analysis of financial assets under IFRS 9 with risk allocation as of December 31, 2024 and 2023 is provided below:

Credit quality analysis	December 31, 2024	December 31, 2023
Cash and cash equivalents
- Low risk (PD < 2.3%)	1,042,120,327	905,193,315
Total cash and cash equivalents	1,042,120,327	905,193,315
Wholesale
- Low risk (PD < 4%)	5,271,693,652	2,732,218,500
- Medium risk (PD ≥ 4% to < 24%)	431,138,682	361,874,966
- High risk (PD ≥ 24% to < 100% or Individually Stage 2)	145,287,009	78,964,538
- Non performing (PD = 100% or Individually Stage 3)	15,505,815	12,110,375
Total wholesale	5,863,625,158	3,185,168,379
Retail
- Low risk (PD < 2.3%)	4,493,788,292	2,342,903,616
- Medium risk (PD ≥ 2.3% to < 29%)	1,183,021,451	579,528,590
- High risk (PD ≥ 29% to < 100% or Individually Stage 2)	48,098,260	13,106,563
- Non performing (PD = 100% or Individually Stage 3)	98,262,092	65,009,599
Total retail	5,823,170,095	3,000,548,368
Reverse repurchase agreement
- BCRA repos (CCC+)	–	2,618,426,758
Total reverse repurchase agreement	–	2,618,426,758
Debt securities
- BCRA securities (B)	37,098,912	379,626,933
- Government securities (CCC+)	2,546,931,922	1,637,712,932
- Corporate bonds (B)	5,266,631	26,317,403
- Corporate bonds (BB-)	31,845,107	189,898
- Corporate bonds (BB)	442,997	–
Total debt securities	2,621,585,569	2,043,847,166

Total credit risk exposure	15,350,501,149	11,753,183,986
The amounts included in the table above represent the Entity’s maximum exposure to credit risk as of December 31, 2024 and 2023, without taking account of any collateral held or other credit enhancements. In order to mitigate credit risk, the following table shows the net credit risk exposure as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Maximum exposure to credit risk	15,350,501,149	11,753,183,986
Collateral held or other credit enhancements	(2,846,051,751)	(4,713,488,682)
Total net credit risk exposure	12,504,449,398	7,039,695,304
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
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
The following are the principal types of collateral managed by BBVA Argentina:
•Guarantees: It includes sureties or unsecured instruments.
•Joint and several guarantee: upon default on payment, the creditor may collect the unpaid amount from either the debtor or the surety.
•Joint guarantee: in this case the guarantors and debt-holders are liable in proportion to their interest in the company / transaction and restricted to such amount or percentage.
•Security interest: it includes guarantees based on tangible assets, which are classified as follows:
•Mortgages: a mortgage does not change the debtor’s unlimited liability, who is fully liable. They are documented pursuant to the Group’s internal regulations for such purposes and are duly registered. Also, there is an independent appraisal, at market value, which enables a prompt sale.
•Pledges: this includes chattel mortgages of motor vehicles or machinery, as well as liens on time deposits and investment funds. To be accepted, they shall be effective upon realization accordingly, be properly documented and approved by the Legal Services area.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
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
Among others:
•Assets and liabilities Committee (ALCO).
•Risk Management Committee (RMC).
•Financial Risks Committee (FRC).
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
The main market risk factors the Group is exposed to are as follows:
•Interest rate risk: From exposure to changes in the various interest rate curves.
•Foreign exchange risk: From changes in the various foreign exchange rates. All positions in a currency other than the currency of the consolidated statements of financial position create foreign exchange risk.
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
The market risk measurement perimeter is the trading portfolio (trading book) managed by the Global Markets unit. This portfolio mainly consists of:
•Argentine Government Securities.
•BCRA Liquidity Bills
•Corporate Bonds.
•Foreign exchange spot.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
•Derivatives (Exchange rate Futures and Forwards and Interest rate swaps).
The following tables show the trading portfolio total VaR and VaR per risk factors based on daily VaR information:
VaR (in millions of pesos)

	Year ended December 31, 2024	Year ended December 31, 2023
Average	2,735.59	303.54
Minimum	273.39	24.49
Maximum	9,720.95	1,586.80
Closing	3,907.74	296.22
VaR per risk factors – (in millions of pesos)

VaR interest rate	Year ended December 31, 2024	Year ended December 31, 2023
Average	2,736.58	336.97
Minimum	257.73	29.58
Maximum	9,715.07	2,163.96
Closing	3,911.14	298.78

VaR foreign exchange rate	Year ended December 31, 2024	Year ended December 31, 2023
Average	29.30	7.24
Minimum	3.59	0.29
Maximum	123.48	190.63
Closing	16.21	12.28

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
Currency risk
The position in foreign currency is shown below:

	Total as of December 31, 2024	As of December 31, 2024 (per currency)				Total as of December 31, 2023
		US Dollar	Euro	Real	Other
ASSETS
Cash and cash equivalents	2,345,962,528	2,303,474,291	39,071,194	664,039	2,753,004	2,344,694,623
Financial assets at fair value through profit or loss - Debt securities	66,219	66,219	—	—	—	490,401,598
Other financial assets	112,204,432	112,107,856	96,576	—	—	175,727,166
Loans and advances	1,285,842,873	1,283,269,614	2,573,259	—	—	428,900,800
Financial assets at fair value through other comprehensive income - Debt securities	71,866,052	71,866,052	—	—	—	161,297,397
Financial assets at fair value through other comprehensive income - Equity instruments	770,488	735,975	34,513	—	—	941,205
TOTAL ASSETS	3,816,712,592	3,771,520,007	41,775,542	664,039	2,753,004	3,601,962,789
LIABILITIES
Deposits	3,595,692,416	3,565,638,416	30,054,000	—	—	2,791,388,887
Other financial liabilities	184,601,391	180,539,108	3,059,414	—	1,002,869	174,058,115
Bank loans	43,783,095	41,560,479	2,222,616	—	—	6,792,230
Other liabilities	77,399,790	44,784,051	32,615,739	—	—	134,777,707
TOTAL LIABILITIES	3,901,476,692	3,832,522,054	67,951,769	—	1,002,869	3,107,016,939
NET ASSETS / (LIABILITIES)	(84,764,100)	(61,002,047)	(26,176,227)	664,039	1,750,135	494,945,850
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
Within the core metrics used for measurement, follow-up and control, the following stand out:
•Margin at Risk (MaR): quantifies the maximum loss which may be recorded in the financial margin projected for 12 months under the worst case scenario of rate curves for a certain level of confidence.
•Economic Capital (EC): quantifies the maximum loss which may be recorded in the economic value of the Group under the worst case scenario of rate curves for a certain level of confidence.
The Group additionally carries out an analysis of sensitivity of the economic value and the financial margin for parallel variations by +/- 100 basis points over interest rates.
The following table shows the sensitivity of the economic value (SEV), to +100 basis points variation presented as a proportion of Core Capital:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
SEV +100 bps

	December 31, 2024	December 31, 2023
Closing	0.94%	1.09%
Minimum	0.30%	0.67%
Maximum	0.94%	1.09%
Average	0.63%	0.79%
The following table shows the sensitivity of the financial margin (SFM), to -100 basis points variation presented as a percentage of 12-month forecast net interest income:
SFM -100 bps

	December 31, 2024	December 31, 2023
Closing	0.77%	0.30%
Minimum	0.11%	0.11%
Maximum	0.77%	0.35%
Average	0.44%	0.24%
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
Below are the Bank’s LtSCD ratios as of the dates indicated:

	December 31, 2024	December 31, 2023
LtSCD Closing	88.9%	59.7%
Max	88.9%	80.3%
Min	57.7%	58.2%
Avg	74.6%	62.7%
LCR: (Liquidity Coverage Ratio), BBVA Argentina calculates the liquidity coverage coefficient daily by measuring the relation between high quality liquid assets and total net cash outflows during a 30-day period.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
Below are the Bank’s LCR ratios as of the dates indicated:

	December, 2024	December, 2023
LCR Closing	141%	271%
Max	246%	433%
Min	137%	151%
Avg	176%	246%
The following chart shows the concentration of deposits as of December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	1,717,605,000	17.30%	1,199,565,594	15.14%
50 following largest customers	1,444,405,788	14.55%	854,755,895	10.79%
100 following largest customers	458,378,093	4.62%	406,392,414	5.13%
Rest of customers	6,309,290,244	63.53%	5,464,340,332	68.94%
TOTAL	9,929,679,125	100.00%	7,925,054,235	100.00%
The following chart shows the breakdown by contractual maturity of loans and advances, other financing and financial liabilities considering the total amounts to their due date, as of December 31, 2024 and 2023:

	Assets (1)		Liabilities (1)
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Up to 1 month (2)	3,021,473,708	2,064,451,238	10,488,823,051	8,428,811,205
From more than 1 month to 3 month	1,502,715,250	812,176,934	642,720,479	627,466,145
From more than 3 month to 6 month	1,189,985,899	766,359,510	295,112,417	218,637,104
From more than 6 month to 12 month	894,151,306	678,828,458	214,608,934	73,441,349
From more than 12 month to 24 month	1,000,563,315	458,095,457	27,626,562	25,510,631
More than 24 months	1,862,576,846	760,580,740	20,770,224	40,703,755
TOTAL	9,471,466,324	5,540,492,337	11,689,661,667	9,414,570,189
(1)These figures includes expected interest amounts. For floating rate instruments such interest amounts were calculated using interest rate prevailing at the end of each period.
(2)The Bank has liquid assets such as cash and cash equivalents (Note 4) and short term loans (Note 6.2), among others, to settle its liabilities. As of December 31, 2023, it also had reverse repurchase agreements (Note 6.3) and BCRA liquidity bills (Note 10.1).

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
Additionally, the Bank has issued financial guarantees and loan commitments which may require outflows on demand.

Financial guarantees and loan commitments	December 31, 2024	December 31, 2023
Up to 1 month	11,945,342,933	4,115,344,661
From more than 1 month to 3 month	26,919,305	47,975,606
From more than 3 month to 6 month	23,867,217	30,306,102
From more than 6 month to 12 month	107,666,815	50,224,779
From more than 12 month to 24 month	79,504,722	49,525,587
More than 24 months	10,364,452	11,272,679
TOTAL	12,193,665,444	4,304,649,414

The amounts of the Bank’s financial assets and liabilities, which were expected to be collected or paid twelve months after the closing date as of December 31, 2024 and 2023 are set forth below:

	December 31, 2024	December 31, 2023
Financial assets
Loans and advances	2,863,140,161	1,218,676,198
Debt securities	673,144,688	293,369,007
Other financial assets	25,757,300	74,955,190
Total	3,562,042,149	1,587,000,395
Financial liabilities
Other financial liabilities	23,930,280	48,125,310
Bank loans	18,121,437	17,458,993
Deposits	3,215	630,083
Debt securities	6,341,854	—
Total	48,396,786	66,214,386

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
37. Fair values of financial instruments
a)Assets and liabilities measured at fair value
The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2024 is detailed below:

	Book value	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets at fair value through profit or loss

- Debt securities	91,797,177	91,797,177	82,335,871	9,461,306	—
- Derivatives	9,863,462	9,863,462	861,433	9,002,029	—
- Equity instruments	8,904,312	8,904,312	8,904,312	—	—
Financial assets at fair value through other comprehensive income
- Debt securities	2,461,681,262	2,461,681,262	2,388,045,118	70,848,550	2,787,594
- Equity instruments	4,502,573	4,502,573	—	770,488	3,732,085
Total	2,576,748,786	2,576,748,786	2,480,146,734	90,082,373	6,519,679

Financial liabilities at fair value through profit or loss

Derivatives	3,858,635	3,858,635	—	3,858,635	—
Total	3,858,635	3,858,635	—	3,858,635	—
The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2023 is detailed below:

	Book value	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets at fair value through profit or loss

- Debt securities	492,324,281	492,324,281	487,641,727	3,596,552	1,086,002
- Derivatives	21,780,413	21,780,413	—	21,780,413	—
- Equity instruments	8,640,277	8,640,277	8,640,277	—	—
Financial assets at fair value through other comprehensive income
- Debt securities	1,833,311,004	1,833,311,004	1,427,176,770	395,919,469	10,214,765
- Equity instruments	4,322,577	4,322,577	—	941,205	3,381,372
Total	2,360,378,552	2,360,378,552	1,923,458,774	422,237,639	14,682,139

Financial liabilities at fair value through profit or loss
Trading liabilities	22,495,621	22,495,621	22,484,421	11,200	—
Derivatives	4,671,486	4,671,486	—	4,671,486	—
Total	27,167,107	27,167,107	22,484,421	4,682,686	—

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Government Bonds, together with a minor share in Argentine Treasury Bills, Corporate Bonds and Equity Instruments. Likewise, financial derivatives are classified at fair value, which include futures that are valued at the price of the market where they are traded (Rofex and MAE) and foreign currency NDF (non-delivery forwards), put options, and interest rate swaps.
b)Transfers between hierarchy levels
The Entity monitors the availability of market information in order to assess the category of financial instruments in the different hierarchies at fair value, as well as the resulting determination of inter-level transfers at each closing, considering the comparison of hierarchy levels of the current year versus previous year levels.
b.1) Transfers from Level 1 to Level 2
There were no transfers from Level 1 to Level 2 for instruments measured at fair value through profit or loss or through OCI as of period-end.
b.2) Transfers from Level 2 to Level 1
The following instruments measured at fair value were transferred from Level 2 to Level 1 of the fair value hierarchy as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Treasury Bonds adjusted by 1.55% CER in pesos maturing 07-26-2024	—	111,892,095
Treasury Bonds adjusted by 2.00% CER in pesos maturing 11-09-2026	—	74,004
The transfer is due to the fact that the bonds were listed on the market the number of days necessary to be considered Level 1. As of December 31, 2024, there were no transfers from Level 2 to Level 1.
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
Corporate bonds in US dollars, if bonds have not traded for the last 10 business days in MAE, they are valued at the present value of the future cash flow with the discount curve that corresponds to the type of industry or sector.The same criteria applies to the case of Corporate bonds that are Dollar Link, except that in this case the discount curve used is the dollar linked curve.
Swaps
For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the curve estimated on the basis of fixed-rate peso-denominated bonds and bills issued by the

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
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
Corporate Bonds
The fair value of the following corporate bonds held in portfolio:
•ON Banco de Servicios Financieros (ON BSCPO)
•Refi Pampa ( ON REF2B)
•Newsan S.A (ON WNCMO)
•Newsan S.A (ON WNCLO)

Corporate bonds in pesos that are in the portfolio were classified in Level 3. The valuation criterion at fair market value determined by the Entity depends on whether it is Fixed Rate or Variable Rate.
As regards the price of Fixed Rate Corporate bonds, they are valued by cash flow discounted with the Argentine Bonds curve in pesos, assuming a credit spread of 0 (since this data is not observable in the market). The sensitivity to this interest rate curve at 1 basis point is -0.000064.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Finally, the price of variable rate Corporate bonds is determined from the last available market price (or the subscription price if it has not been quoted on the market since its issue date) by adding the accrued interest to date. If the bond has a cut coupon, the “clean” price is calculated. If it has been amortized, the amortization is subtracted and the “dirty” price is calculated again, accruing interest until the closing date of the period end.
The most relevant non-observable inputs include:
•Latest market price
•Projected UVA
•Projected Badlar private rate
The tables below show a sensitivity analysis for each of the above-mentioned securities:

Latest market price scenarios	Changes in final price
	ON REF2B	ON BSCPO	ON WNCMO	ON WNCLO
+ 2%	4.083%	1.930%	1.937%	1.931%
+ 5%	10.208%	4.824%	4.842%	4.828%
+ 10%	20.417%	9.649%	9.685%	9.655%

UVA	Changes in final price
Scenarios	ON REF2B
+ 5%	5.000%
+ 10%	10.000%
+ 15%	15.000%

Badlar Privated rate	Changes in final price
	ON BSCPO	ON WNCMO	ON WNCLO
5%	-0.0335%	-0.0284%	-0.0389%
10%	-0.0670%	-0.0567%	-0.0778%
15%	-0.1005%	-0.0851%	-0.1168%

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

b.4) Reconciliation of opening and ending balances of Level 3 assets and liabilities at fair value
The following table shows a reconciliation between opening balances and final balances of Level 3 fair values as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Balance at the beginning of the fiscal year	14,682,139	4,409,846
Private securities - Corporate bonds	(1,903,183)	8,798,656
Debt securities at fair value through profit or loss - Private securities - Corporate bonds	(498,709)	1,086,002
Equity instruments	2,179,307	3,381,372
Net monetary inflation adjustment	(7,939,875)	(2,993,737)
Balance at year-end	6,519,679	14,682,139
c)Fair value of Assets and Liabilities not measured at fair value
Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.
•Assets and liabilities with fair value similar to their accounting balance
For financial assets and financial liabilities maturing in less than three months, it is considered that the accounting balance is similar to fair value.
•Fixed rate financial instruments
The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (non-observable input) that expresses the added value or additional cost necessary to dispose of the asset.
•Variable rate financial instruments
For financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.
The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2024 is detailed below:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

	Book value		Total fair value	Level 2 Fair value	Level 3 Fair value
Financial assets

Cash and cash equivalents	2,823,405,750		(a)	—	—
Other financial assets	590,310,435		(a)	—	—
Debt securities	152,528,570		160,612,323	160,612,323	—
Loans and advances	7,538,571,532		7,918,435,940	69,468,034	7,848,967,906

Financial liabilities

Deposits	9,929,679,125	(b)	3,272,641,896	—	3,272,641,896
Other financial liabilities	1,195,339,210		(a)	—	—
Bank loans	200,930,558		198,965,317	198,965,317	—
Debt securities issued	115,898,590		117,281,355	117,281,355	—
The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2023 is detailed below:

	Book value		Total fair value	Level 2 Fair value	Level 3 Fair value
Financial assets
Cash and cash equivalents	2,488,330,006		(a)	—	—
Other financial assets	372,837,937		(a)	—	—
Debt securities	182,535,735		211,594,214	211,594,214	—
Loans and advances	4,301,897,429	(c)	4,079,647,373	—	4,079,647,373
Reverse repurchase agreements	2,615,655,397		(a)	—	—
Financial liabilities

Deposits	7,925,054,235	(b)	1,833,397,449	—	1,833,397,449
Other financial liabilities	976,139,925		(a)	—	—
Bank loans	61,387,247		60,148,259	60,148,259	—
Debt securities issued	27,910,020		28,404,015	28,404,015	—
a)The Group does not report the fair value as the accounting values are a reasonable approximation of the fair values.
b)The balance of the Deposits item is made up of Time Deposits, with fair value Hierarchy Level 3 and the rest of the deposits, for which the fair value is not reported as it is considered similar to its accounting balance.
c)The Bank’s Management has not identified additional impairment indicators of its financial assets as a result of the differences in the fair value thereof.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
38. Segment reporting
Basis for segmentation
The Bank identified the operating segments based on the management information reviewed by the chief operating decision maker. As of December 31, 2024 and 2023, the Group has determined that it has only one reportable segment related to banking activities.
Most of the Group’s operations, property and customers are located in Argentina. No customer has generated 10% or more of the Group’s total income.
The following is relevant information on loans and deposits by business line as of December 31, 2024 and 2023:

Group (banking activity) (1)	December 31, 2024	December 31, 2023
Financial assets at amortized cost - Loans and advances	7,538,571,532	4,301,897,429
Corporate banking (2)	1,264,836,404	300,239,149
Small and medium companies (3)	2,795,879,036	1,920,408,332
Retail	3,477,856,092	2,081,249,948
Other assets	7,181,322,311	9,003,642,825
TOTAL ASSETS	14,719,893,843	13,305,540,254
Financial liabilities at amortized cost – Deposits	9,929,679,125	7,925,054,235
Corporate banking (2) (3)	3,343,946,819	2,152,838,641
Small and medium companies (2) (3)	1,541,266,946	1,354,975,087
Retail	5,044,465,360	4,417,240,507
Other liabilities	2,174,387,481	2,299,629,267
TOTAL LIABILITIES	12,104,066,606	10,224,683,502
(1)It includes BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.
(2)It includes the Financial Sector.
(3)It includes Government Sector.
The information in relation to the operating segment (Group banking activity) is the same as that set out in the Consolidated Statement of Profit or Loss, considering that it is the measure used by the Entity’s highest authority in making decisions about the allocation of resources and performance evaluation.
39. Related parties
a)Parent
The Bank’s direct controlling entity is Banco Bilbao Vizcaya Argentaria, S.A.
b)Key Management personnel
Key management personnel are those having the authority and responsibility for planning, managing and controlling the Bank’s activities, whether directly or indirectly.
Based on that definition, the Bank considers the members of the Board of Directors as key management personnel.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
b.1) Remuneration of key management personnel
The key personnel of the Board of Directors received the following compensations for the years ended December 31, 2024, 2023 and 2022:

	December 31, 2024	December 31, 2023	December 31, 2022
Fees	559,642	566,411	613,267
Total	559,642	566,411	613,267
b.2) Balances and results arising from transactions with key management personnel

	Balances as of
	December 31, 2024	December 31, 2023
Loans
Credit cards	56,034	81,672
Overdrafts	1	—
Mortgage loans	1,078	3,114

Deposits	129,262	193,025

	Results
	December 31, 2024	December 31, 2023	December 31, 2022

Interest income	146,214	181,523	128,139
Interest expense	18,021	55,723	854
Fee and commission income	6,806	9,592	7,826
Fee and commission expense	1,608	1,829	3,533
Other operating expenses	2,416	3,144	4,679

Loans are granted on an arm’s length basis. All loans to key management personnel were classified as performing.
b.3) Balances and results arising from transactions with related parties (except key management personnel)

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

	Balances as of
Parent	December 31, 2024	December 31, 2023
Cash and deposits in banks	5,549,671	23,785,069
Other financial assets	88	247,378
Other liabilities	46,828,702	98,645,567
Derivatives (Liabilities)	2,651	—

Off-balance sheet transaction

Securities in custody (1)	3,075,895,648	1,875,949,266
Guarantees received	120,776,780	43,340,133
Guarantees granted (2)	86,978,395	34,278,568
Derivatives	518,388	—
(1)These balances represent the shares in custody of Banco BBVA Argentina SA held by BBVA and BBV América.
(2)These balances represent commercial guarantees granted.

	Results
	December 31, 2024	December 31, 2023	December 31, 2022

Interest income	—	1,921	—
Fee and commission income	223,058	21,550	3,079
Fee and commission expense	—	(718,064)	—
(Losses) Gains on financial assets and liabilities at fair value through profit or loss, net	(2,638)	(415,252)	(150,496)
Other operating income	57,796	69,314	63,174
Other administrative expenses	(28,328,441)	(111,204,350)	(89,428,699)

	Balances as of
Subsidiaries(1) / Associates / Joint Ventures	December 31, 2024	December 31, 2023
Loans and advances	116,885,234	59,992,599
Derivatives (Assets)	593,293	—
Other financial assets	2,959,252	954,173
Deposits	39,662,467	31,143,439
Other liabilities	1,679,936	2,883,532

Off-balance sheet transaction

Securities in custody	22,764,296	46,334,059
Guarantees received	167,855	—
Guarantees granted (3)	167,855	610,825

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

	Results
	December 31, 2024	December 31, 2023	December 31, 2022

Interest income	53,916,589	67,852,231	44,920,120
Fee and commission income	15,020,713	10,307,386	10,627,037
Interest expense	(3,337,615)	(10,823,638)	(2,811,381)
Fee and commission expense	(6,566,737)	(7,750,847)	(1,073,806)
(Losses) Gains on financial assets and liabilities at fair value through profit or loss, net	1,033,237	329,316	694,299
Exchange differences, net	23,584	2,877	—
Other operating income (2)	4,971,171	5,764,801	6,213,396
Other administrative expenses	(396,535)	(1,920,484)	207,656
Other operating expenses	(415)	—	—
(1)The transactions between BBVA and its subsidiaries included in the preceding table were eliminated for the purposes of consolidation in the Consolidated Financial Statements as of December 31, 2024 and 2023, respectively.
(2)Operating leases.
(3)These balances represent commercial guarantees granted.
Transactions have been agreed upon on an arm’s length basis. All loans to related parties were classified as performing.
40. Leases
The Group as lessee
The Group leases branches under lease contracts. Leases are typically for a term of 5 years, with the option to renew after that date. Payments for leases are increased annually to reflect the market conditions.
Below are the minimum future payments of leases under lease contracts not subject to cancellation as of December 31, 2024 and 2023:

	Leases in U.S. dollars	Leases in local currency	Total December 31, 2024	Total December 31, 2023
Up to 1 year	852,573	274,266	1,126,839	2,662,757
From 1 to 5 years	18,392,659	3,537,237	21,929,896	38,279,009
More than 5 years	9,342,044	—	9,342,044	10,251,709
TOTAL			32,398,779	51,193,475
The interest on liabilities from finance lease as of December 31, 2024 and 2023, amounts to 4,100,609 and 3,700,118, respectively. The exchange rate loss difference recognized in profit or loss as of December 31, 2024 and 2023, amounts to 7,361,232 and 56,365,284, respectively.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

41. Investment Portfolio - Government and Corporate Securities
The Group owns, manages and trades a portfolio of securities issued by the Argentine and other governments and corporate issuers. The following table sets out the Group’s investments in Argentine and other governments and corporate securities as of December 31, 2024 and 2023 by type and currency of denomination.

Account	Fair	Book	Book
	value	Value	Value
	level	12.31.2024	12.31.2023

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Local:
Government Securities - In pesos

Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-16-2025	1	45,622,467	—
Treasury Bonds in pesos adjusted by Cer. Maturity 03-31-2026	1	11,758,191	—
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 10-31-2025	2	7,414,965	—
Treasury Bonds in pesos Capitalizable Maturity 02-13-2026	1	6,671,200	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-28-2025	1	3,932,947	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-28-2025	1	3,215,532	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-15-2025	1	2,191,160	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-17-2025	2	2,046,341	—
Argentine Treasury Bills Capitalizable in pesos. Maturity 05-30-2025	1	2,021,394	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-31-2025	1	1,920,252	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-14-2025	1	1,810,779	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-16-2025	1	1,196,536	—
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2025	1	1,022,133	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-14-2025	1	449,531	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-29-2025	1	208,538	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-30-2025	1	142,001	—
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 02-14-2025	1	79,516	389,882
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-31-2025	1	27,475	—
Treasury Bills adjusted by Cer. Maturity 01-18-2024	1	—	446,799

Subtotal Government Securities - In pesos		91,730,958	836,681

Government Securities - In foreign currency

AL30 Bond Local Law USD Step Up. Maturity 07-09-2030	1	66,219	59,528
Argentine Bond in dual currency. Maturity 06-30-2024	1	—	470,852,827
Argentine Bond in dual currency. Maturity 02-28-2024	1	—	15,830,775
GD30 Bond Foreign Law USC Step Up. Maturity 07-09-2030	1	—	61,916

Subtotal Government Securities - In foreign currency		66,219	486,805,046

Private Securities - In pesos

Corporate Bond New San S.A. Series 18 in Pesos Private BADLAR + 300 bps. Maturity 10-17-2024	3	—	574,423
Corporate Bond New San S.A. Series 19 in Pesos Monetary Policy Rate. Maturity 10-17-2024	3	—	511,189
Corporate Bond Toyota Cia Financiera Series 32 in Pesos. Maturity 02-09-2025	3	—	390

Subtotal Private Securities - In Pesos		—	1,086,002

Private Securities - In foreign currency

Corporate Bond Central Puerto Series A in USD. Maturity 03-14-2026	2	—	3,596,552

Subtotal Private Securities - In foreign currency		—	3,596,552

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		91,797,177	492,324,281

EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:

Private Securities - In pesos

Acción BYMA- Bolsas y Mercados Argentina	1	6,062,948	4,723,901
Acción Banco de Valores de Bs. As.	1	2,092,186	2,300,986
Mutual Funds	1	749,178	1,615,390

Subtotal Private Securities - In pesos		8,904,312	8,640,277

TOTAL EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS		8,904,312	8,640,277

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Account	Fair	Book	Book
	value	Value	Value
	level	12.31.2024	12.31.2023

DEBT SECURITIES AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Local:

Government Securities - In pesos

Treasury Bonds in pesos adjusted by Cer. Maturity 03-31-2026 (1)	1	394,906,029	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-28-2025 (1)	1	248,085,666	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-31-2025	1	246,103,423	—
Treasury Bonds in pesos adjusted by Cer 0% Maturity 12-15-2025 (1)	1	245,559,764	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-16-2025 (1)	1	162,263,275	—
Argentine Treasury Bills Capitalizable in pesos. Maturity 07-31-2025 (1)	1	155,442,254	—
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2026 (1)	1	143,133,800	—
Treasury Bonds in pesos Capitalizable Maturity 12-15-2025 (1)	1	131,750,000	—
Treasury Bonds in pesos Capitalizable Maturity 10-17-2025 (1)	1	128,218,000	—
Argentine Treasury Bills Capitalizable in pesos. Maturity 09-30-2025 (1)	1	64,525,000	—
Argentine Treasury Bills Capitalizable in pesos. Maturity 06-18-2025 (1)	1	63,900,000	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-14-2025 (1)	1	58,075,000	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-14-2025 (1)	1	35,340,000	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-29-2025 (1)	1	32,575,000	—
Argentine Treasury Bills Capitalizable in pesos. Maturity 09-12-2025 (1)	1	32,575,000	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-30-2025 (1)	1	31,525,000	—
Argentine Treasury Bills Capitalizable in pesos. Maturity 05-30-2025 (1)	1	29,887,500	—
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 06-30-2026 (1)	1	26,449,509	—
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 02-14-2025 (1)	1	18,681,070	122,109,199
Treasury Bonds in pesos adjusted by Cer 2%. Maturity 11-09-2026	1	6,177,995	74,004
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 06-30-2025	1	6,015,000	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-31-2025	1	839,000	—
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 12-13-2024	1	—	476,737,223
Treasury Bonds in pesos adjusted by Cer 4%. Maturity 10-14-2024	1	—	423,485,649
Treasury Bonds in pesos adjusted by Cer 1.55%. Maturity 07-26-2024	1	—	111,892,095
Treasury Bonds in pesos adjusted by Cer 3.75%. Maturity 04-14-2024	1	—	1,722,921
Treasury Bonds in pesos adjusted by Cer 1.50%. Maturity 03-25-2024	1	—	362,318

Subtotal Government Securities - In pesos		2,262,027,285	1,136,383,409

Government Securities - In foreign currency

Dollar-linked Argentine Treasury Bond 0.40%. Maturity 04-30-2024	1	—	64,721

Subtotal Government Securities - In foreign currency		—	64,721

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 01-11-2024	2	—	121,927,362
BCRA Liquidity Bills in pesos. Maturity 01-09-2024	2	—	9,677,845
BCRA Liquidity Bills in pesos. Maturity 01-02-2024	2	—	108,583

Subtotal BCRA Bills - In pesos		—	131,713,790

BCRA Bills - In foreign currency

Local BCRA Bills in USD. Maturity 11-16-2024	2	—	97,359,824
Local BCRA Bills in USD. Maturity 11-20-2024	2	—	36,972,084
Local BCRA Bills in USD. Maturity 11-23-2024	2	—	14,084,603
Local BCRA Bills in USD. Maturity 11-27-2024	2	—	3,521,152

Subtotal BCRA Bills - In foreign currency		—	151,937,663

BCRA Notes - In foreign currency

Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10-31-2027 (Series C)	2	10,980,524	—
Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10-31-2027 (Series D)	2	10,770,937	—
Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10-31-2027 (Series A)	2	7,875,767	—
Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10-31-2027 (Series B)	2	7,471,684	—

Subtotal BCRA Notes - In foreign currency		37,098,912	—

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Account	Fair	Book	Book
	value	Value	Value
	level	12.31.2024	12.31.2023

Private Securities - In pesos

Corporate Bond Fiat Compañía Financiera Series 20 in Pesos. Maturity 03-01-2026	3	2,023,161	—
Corporate Bond New San S.A. in Pesos Series 20 Private BADLAR. Maturity 02-01-2025	3	271,905	—
Corporate Bond Bco de Serv. Financieros Series 24 in Pesos at Floating rate. Maturity 02-02-2025	3	213,171	—
Corporate Bond New San S.A in Pesos Series 21 Private BADLAR. Maturity 05-09-2025	3	171,092	—
Corporate Bond Refi Pampa Series 2 in Pesos adjusted by Uva. Maturity 05-06-2025	3	108,265	189,898
Corporate Bond Arcor Series 17 in Pesos adjusted by Uva. Maturity 10-20-2025	3	—	8,353,749
Corporate Bond New San S.A. in Pesos Private BADLAR + 440 bps. Maturity 02-14-2024	3	—	491,756
Corporate Bond Bco de Serv. Financieros Series 22 in Pesos at Floating rate. Maturity 03-03-2024	3	—	471,522
Corporate Bond Petroquímica Com. Rivadavia S.A. in Pesos at Floating rate. Maturity 08-15-2024	3	—	376,150
Corporate Bond New San S.A. in Pesos Private BADLAR + 575 bps. Maturity 05-19-2024	3	—	331,690

Subtotal Private Securities - In pesos		2,787,594	10,214,765

Private Securities - In foreign currency

Corporate Bond Vista Energy Series 23 in USD. Maturity 03-06-2027	2	4,184,068	—
Corporate Bonds Tecpetrol S.A. Series 7 in USD. Maturity 04-22-2026	2	3,118,272	—
Corporate Bonds YPF. Series 32 in USD. Maturity 10-10-2028	2	3,045,186	—
Corporate Bond Luz De Tres Picos 4 in USD. Maturity 09-29-2026	2	2,883,623	756
Corporate Bond 360 Energy Solar S.A. Series 4 in USD at fixed rate. Maturity 10-30-2027	2	2,667,701	—
Corporate Bond Petroquímica Comodoro Rivadavia Series R in USD. Maturity 10-22-2028	2	2,549,395	—
Corporate Bonds Minera EXAR Series 1 in USD. Maturity 11-11-2027	2	2,117,813	—
Corporate Bonds YPF. Series 29 in USD. Maturity 05-28-2026	2	2,075,476	—
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 07-14-2028	2	2,058,600	2,915,098
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 03-08-2027	2	2,049,323	—
Corporate Bond Vista Energy Series 20 in USD. Maturity 07-20-2025	2	1,742,285	2,889,215
Corporate Bond CAPEX S.A. Series 10 in USD. Maturity 07-05-2027	2	1,649,240	—
Corporate Bonds YPF. Series 33 in USD. Maturity 10-10-2028	2	1,546,884	—
Corporate Bond Pampa Energia S.A. Series 20 in USC. Maturity 03-26-2026	2	1,050,443	—
Corporate Bond John Deere Credit Cia Financiera S.A. Series X in USD. Maturity 03-08-2026	1	1,017,502	—
Corporate Bond Petroquímica Comodoro Rivadavia Series O in USD. Maturity 09-22-2027	2	1,011,329	257
Corporate Bond Pampa Energia S.A. Series 18 in USD. Maturity 09-08-2025	2	—	3,489,687

Subtotal Private Securities - In foreign currency		34,767,140	9,295,013

Financial assets pledged as collateral - In pesos

Treasury Bonds in pesos adjusted by 4.25% CER. Maturity 02-14-2025	1	69,154,481	10,925,101
Argentine Bond adjusted by 2% CER in pesos Tx26 (Boncer). Maturity 11-9-2026	1	51,514,600	80,037,610
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2025	1	4,331,250	—
Argentine Treasury Bonds adjusted by 1.55% CER in pesos. Maturity 07-26-2024	1	—	193,429,033
BCRA Liquidity Bills in pesos. Maturity 01-09-2024	2	—	95,975,480

Subtotal Financial assets pledged as collateral - In pesos		125,000,331	380,367,224

Financial assets pledged as collateral - In foreign currency

Dollar-linked Argentine Treasury Bond. 0.40%. Maturity 04-30-2024	1	—	6,336,898
Corporate Bond Luz De Tres Picos Class 4 in USD. Maturity 09-29-2026	2	—	4,647,359
Corporate bond Petroquimica Comodoro Rivadavia Class O in USD. Maturity 09-22-2027	2	—	1,593,653

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Account	Fair	Book	Book
	value	Value	Value
	level	12.31.2024	12.31.2023

Corporate Bond Pcr Class H in USD	2	—	756,509

Subtotal Financial assets pledged as collateral - In foreign currency		—	13,334,419

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		2,461,681,262	1,833,311,004

EQUITY INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Local:

Private Securities - In pesos

Compensadora Electrónica S.A.	3	2,436,994	1,941,974
Mercado Abierto Electrónico S.A.	3	1,011,785	1,114,544
Seguro de Depósitos S.A.	3	268,270	314,132
Other	3	15,036	10,722

Subtotal Private Securities - In pesos		3,732,085	3,381,372

Foreign:

Private Securities - In foreign currency

Banco Latinoamericano de Exportaciones S.A.	2	735,975	880,780
Other	2	34,513	60,425

Subtotal Private Securities - In foreign currency		770,488	941,205

TOTAL EQUITY INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		4,502,573	4,322,577

DEBT SECURITIES AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bonds in pesos. Maturity 08-23-2025 (1)	2	125,492,302	107,798,424
Argentine Treasury Bonds in pesos. Maturity 05-23-2027 (1)	2	24,039,592	70,570,093
Argentine Treasury Bonds in pesos at 0.70% Badlar Private Rate. Maturity 11-23-2027 (1)	2	10,372,413	32,167,645

Subtotal Government Securities - In pesos		159,904,307	210,536,162

Allowances for credit losses		(7,375,737)	(28,000,427)

TOTAL DEBT SECURITIES AT AMORTIZED COST		152,528,570	182,535,735
(1) Correspond to securities computed for minimum cash as of December 31, 2024, Note 45.a)

42. Restrictions to the distribution of earnings
a)In accordance with the regulations of the BCRA, 20% of the income for the year plus/less adjustments of prior years’ results, transfers from other comprehensive income to unappropriated retained earnings and less the accumulated loss at the end of the previous year, if any, must be allocated to the legal reserve. Consequently, the next Shareholders’ Meeting must apply 70,648,487 of Retained Earnings to increase the balance of such reserve.
b)The mechanism to be followed by financial institutions to assess distributable balances is defined by the BCRA by means of the regulations in force on “Distribution of earnings” provided that certain situations are not verified, namely: to receive financial assistance from such entity due to illiquidity, shortfalls as regards minimum capital requirements or minimum cash requirements, to fall under the scope of the provisions of Sections 34 and 35 bis of the Financial Institutions Law (sections referred to regularization and correction plans and restructuring of the Entity), among other conditions detailed in the referred communication to be complied with. Furthermore, distribution of earnings as approved by the Entity’s Shareholders’ Meeting shall not be effective unless approved by the Superintendency of Financial and Foreign Exchange Institutions of the BCRA.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
In addition, no distributions of earnings shall be made with the profits resulting from the first time application of IFRS Accounting Standards, which shall be included as a special reserve, and the balance of which as of December 31, 2024 amounted to 161,028,676 in accordance with BCRA GAAP.
Besides, the Entity shall verify that, once the proposed distribution of earnings is made, a capital conservation margin equivalent to 2.5% of the risk-weighted assets is kept, which is additional to the minimum capital requirement set forth by law, and shall be paid in with level 1 ordinary capital (COn1), net of deductible concepts (CDC0n1).
On March 21, 2024 the BCRA issued Communication “A” 7984, effective until December 31, 2024, which established that financial institutions may distribute earnings for up to 60% of the amount that would have corresponded to them in six equal, monthly and consecutive installments once authorization is obtained by the BCRA.
Subsequently, by means of Communication "A" 7997, the BCRA established that financial institutions that resolve or have resolved to distribute earnings within the framework of the provisions of Communication "A" 7984, may do so in three equal, monthly and consecutive installments for up to the corresponding amount according to the aforementioned communication. The Communication also established that financial institutions should grant nonresident shareholders the option to collect their dividends –in full or in part– in a single installment in cash, provided that such funds be directly used for the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations.
On March 13, 2025 the BCRA issued Communication “A” 8214, effective until December 31, 2025, which established that financial institutions may distribute earnings for up to 60% of the amount that would have corresponded to them in ten equal, monthly and consecutive installments (from June 30, 2025 and not before the penultimate business day of the following months) once authorization is obtained by the BCRA.
c)Pursuant to the provisions of General Resolution 622 of the CNV, the Shareholders’ Meeting that considers the annual financial statements shall resolve upon the specific use of accumulated earnings of the Entity.

On April 29, 2022, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:
•To allocate 3,934,134 (51,967,379 in restated values) out of unappropriated retained earnings for fiscal year 2021 to the legal reserve.
•To allocate 15,736,535 (207,869,518 in restated values) out of unappropriated retained earnings for fiscal year 2021 to the other reserve for future distribution of earnings.
•Also, in relation to the dividends approved by the Shareholders’ Meetings of May 15, 2020, November 20, 2020, April 20, 2021 and November 3, 2021, authorization was applied for to the BCRA for the distribution of 13,165,209 (in nominal amounts).
On June 7, 2022, the BCRA approved the distribution of 13,165,209 (in nominal amounts) as dividends, which have been made available to shareholders.
On April 28, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:
•To allocate 11,765,158 (79,782,573 in restated amounts) out of Unappropriated retained earnings for fiscal year 2022 to the Legal Reserve.
•To allocate 47,060,630 (319,130,293 in restated amounts) to Unappropriated retained earnings for fiscal year 2022 to the Optional Reserve for future distribution of earnings.
•To allocate 35,566,224 (169,587,609 in restated amounts) to the payment of dividends by partially reversing the Optional Reserve for future distribution of earnings.
•To request the BCRA for authorization to pay dividends for 50,401,015 (in nominal amounts).

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
On May 31, 2023, the BCRA approved the distribution of 50,401,015 as dividends which will be paid in kind through the delivery of 49,524,433,015 Argentine discount government bills in Argentine pesos (in nominal values), adjusted by CER and maturing on November 23, 2023 (ISIN ARARGE520DT9) Ticker X23N3 (Caja de Valores code 9197).
On April 26, 2024, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:
•To allocate 32,908,378 (71,662,188 in restated amounts) out of Unappropriated retained earnings for fiscal year 2023 to the Legal Reserve.
•To allocate 131,633,510 (286,648,751 in restated amounts) to Unappropriated retained earnings for fiscal year 2023 to the Optional Reserve for future distribution of earnings.
•To allocate 264,227,685 (507,501,293 in restated amounts) to the payment of dividends by partially reversing the Optional Reserve for future distribution of earnings.
•To request the BCRA for authorization to pay dividends for 264,227,685 (507,501,293 in restated values)

On May 3, 2024, the BCRA approved the distribution of 264,227,685 (507,501,293 in restated values) which were be paid as follows as established by Communications “A” 7997 and “A” 7999:

•Non-resident shareholders: they may opt to collect their dividends in a single installment in cash, provided that such funds be directly used for the primary subscription of BOPREAL. The payment in BOPREAL will be made on the date of the calculation of the bid made by the BCRA. In the event that they did not opt for the subscription of BOPREAL, the payment will be made in Argentine pesos unless they state their intention to receive payment through the delivery of Argentine Treasury bonds in Argentine pesos adjusted by CER (benchmark stabilization coefficient) at 4.25% maturing on December 13, 2024 (“T5X4”).

•Resident shareholders: it will be paid in Argentine pesos unless they state their intention to receive the T5X4 bond. Resident shareholders are not allowed to subscribe BOPREAL.

Both the payment in T5X4 and in Argentine pesos were made in three installments on May 14, June 11 and July 11, 2024.

As of the date of these financial statements, the payment of dividends for fiscal year 2023 was completed.

43. Restricted assets
As of December 31, 2024 and 2023, the Group had the following restricted assets:
a)The Entity used as security for loans agreed under the Global Credit Program for MSMEs granted by the Inter-American Development Bank (IDB):

	December 31, 2024	December 31, 2023
Argentine Treasury Bonds adjusted by CER in pesos maturing in 2026	5,873	—
Argentine Treasury Bonds adjusted by CER in pesos maturing in 2024	—	27,871
	5,873	27,871

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
b)Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 462,967,978 and 569,743,007 as of December 31, 2024 and 2023, respectively (see Note 6.5 and 10.1.).
44. Banking deposits guarantee insurance system
Law 24,485 and Decree 540/95 provided for the creation of the Deposit Guarantee Insurance System, with the purpose of covering the risks of bank deposits, in a subsidiary and complementary manner to the system of privileges and protection of deposits established by the Financial Institutions Law.
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
Deposits in pesos and foreign currency made with the participating entities under the form of checking accounts, savings accounts, time deposits or otherwise as determined by the BCRA up to the amount of 25,000 and which meet the requirements of Decree 540/95 and those to be set forth by the enforcement authority shall fall within the scope of said decree.
In August 1995, SEDESA was incorporated, and the Entity has an 8.3672% share of its capital stock as of December 31, 2024 (BCRA Communication “B” 12,755). Through Communication “B” 12,955 of March 14, 2025, the BCRA updated the participation to 9.6486%.
As of December 31, 2024 and 2023, the contributions to the Deposit Guarantee Fund were recorded in the item “Other operating expenses — Contributions to the deposits guarantee fund” in the amounts of 10,933,914 and 12,473,800, respectively.
45. Minimum cash and minimum capital
a)Minimum cash
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
Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period on an individual basis. The items included for the purpose of meeting that requirement are detailed below:

Accounts	December 31, 2024	December 31, 2023
Balances at the BCRA
BCRA – current account - not restricted	757,637,118	781,551,804
BCRA – special guarantee accounts – restricted	211,771,973	211,069,288
	969,409,091	992,621,092
Government securities in pesos – Measured at amortized cost (1)	159,904,307	210,536,162
Government securities in pesos – Measured at fair value through OCI (1)	2,002,891,867	1,013,677,345
Government securities in foreign currency – Measured at fair value through OCI	—	470,852,827
BCRA bills in pesos – Measured at fair value through OCI	—	131,605,207
TOTAL	3,132,205,265	2,819,292,633
(1) See detail of securities considered, as of December 31, 2024, in Note 41, identified with (1).

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
b)Minimum capital
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
Minimum capital must be, at least, the greater of:
•Minimum basic capital, and
•The sum of minimum capital required for credit risk, market risk and operational risk.
Minimum capital requirement for credit risk will be determined as the sum of:
a)8% of the sum of credit-risk-weighted asset transactions without delivery against payment;
b)failed delivery-against-payment transactions; and
c)requirement for counterpart credit risk in transactions with over-the-counter derivatives.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
The breakdown of minimum capital at consolidated level is detailed below:

Minimum capital requirements	December 31, 2024	December 31, 2023
Credit risk	(724,705,937)	(483,634,440)
Operational risk	(253,936,068)	(197,092,938)
Market risk	(2,505,620)	(14,236,921)
Non-compliance (1)	—	(38,120,704)
Total Capital under Central Bank rules	2,298,928,651	2,483,906,175
Excess capital	1,317,781,026	1,750,821,172
(1)The increase observed in the minimum capital requirement for credit risk originates from the failure to comply with the maximum limit established by the BCRA for financing the non-financial public sector for 15 days in the month of December 2023. As established by the regulations, this non-compliance causes the increase in the minimum capital requirement for credit risk for an amount equivalent to 100% of the excess the relationship, starting from the month in which the breaches are recorded and as long as they remain. In the case of credit relationships, the calculation of the set aside will be carried out on the basis of the monthly average of the daily excesses. As of the date of issuance of these Consolidated Financial Statements, the aforementioned situation was regularized.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
46. Subsequent events

Debt exchange - January and February, 2025
During the months of January and February, 2025, the Entity participated in voluntary debt exchanges under section 2, Decree No. 846/2024 issued by the Ministry of Economy. The securities delivered/received are detailed in Note 10.1 - Debt securities. The mentioned exchanges have not affected the valuation of the assets received.

Debt securities issued by the Bank - Class 30 (Additional)/32/33/34
In February 2025, the Entity issued corporate bonds under the conditions detailed below:

Issuance conditions
Class	30 (Additional)	32	33	34
Term	September 12, 2025	12 months	6 months	12 months
Currency	Pesos	Dollar	Dollar	Pesos
Amortization	Bullet
Payment of interest	Upon-maturity			Quarterly
Nominal Value	9,062,730	16,510	20,446	57,002,870
Annual Nominal	Fixed TEM 2.40%	Fixed TNA 3.50%	Fixed TNA 4.00%	TAMAR + 2.75%

Sale of “Fisherton” Real Property
On January 13, 2025, the sale of “Fisherton” real property took place, which was booked under “Non-current assets held for sale” as of December 31, 2024. The income (loss) from the transaction was booked under “Income – loss from sale of non-current assets held for sale” in 2025.

No other events or transactions have occurred between year-end and the date of these Consolidated Financial Statements which may significantly affect the Entity’s financial position or results of operations as of December 31, 2024.