Form 20-F
period 2025-12-31
Banco BBVA Argentina S.A.
filed 2026-04-09
CIK 913059

As filed with the Securities and Exchange Commission on April 9, 2026

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 20-F
__________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

FORWARD-LOOKING STATEMENTS
This Form 20-F contains words, such as “believe”, “expect”, “estimate”, “intend”, “plan”, “may” and “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. Actual results could differ materially as a result of factors beyond our control, including but not limited to:
•changes in general economic, business or political or other conditions in the Republic of Argentina (“Argentina” or “the Republic”) or changes in general economic or business conditions worldwide, including as a result of the recent war in Iran;
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
General

The Bank’s audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 included herein (the “Consolidated Financial Statements”) are prepared in accordance with the accounting standards established by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).
All 2025, 2024 and 2023 data included in this report have been prepared in accordance with IFRS-IASB for the sole purpose of filing this annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).
The statutory consolidated annual financial statements that the Bank prepares to comply with the requirements of the Argentine Central Bank (the “Central Bank” or “BCRA”) are prepared pursuant to the reporting framework established by the Central Bank requiring supervised entities to submit financial statements prepared pursuant to IFRS-IASB except for the application of the expected credit loss model set forth under paragraph 5.5 of IFRS 9 for debt instruments issued by the public sector.
Because of such difference, our statutory consolidated annual financial statements for the fiscal years ended December 31, 2025, 2024 and 2023 are not comparable with the Consolidated Financial Statements included herein. In addition, we will continue to have differences during 2026 between our statutory consolidated financial statements and the financial statements required by IFRS-IASB. We do not intend to report in accordance with IFRS-IASB on an interim basis during 2026. Consequently, our interim financial information for 2026 will not be comparable with the Consolidated Financial Statements and other information contained in this annual report on Form 20-F. We refer in this annual report on Form 20-F to IFRS-IASB as adjusted by the regulations of the BCRA as “IFRS-BCRA”.
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
Unless otherwise indicated, financial information contained in this annual report reflects the consolidation of the following subsidiaries at the year end and for the fiscal years indicated below:

As of and for the year ended December 31,
Entity	2025	2024	2023
Volkswagen Financial Services Compañía Financiera S.A.	X	X	X
Consolidar AFJP S.A. (undergoing liquidation proceedings)	X	X	X
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	X	X	X
PSA Finance Argentina Compañía Financiera S.A.	X	X	X
FCA Compañía Financiera S.A (1)	X	—	—
(1) On December 10, 2025, the Bank closed the acquisition of 50% of the share capital of FCA Compañía Financiera S.A., after obtaining all applicable regulatory authorizations, including those from the Central Bank and the Secretariat of Industry and Commerce. For more information see Note 2. to the Consolidated Financial Statements (as defined herein).
IAS 29 Financial Reporting in Hyperinflationary Economies requires that an entity whose functional currency is the currency of a hyperinflationary economy must state its assets, liabilities, income and expenses in terms of the measuring unit current at the end of the reporting period (December 31, 2025). The Bank has applied IAS 29 as follows for purposes of the Consolidated Financial Statements:
•Adjusted the consolidated statement of financial position as of December 31, 2025.
•Adjusted the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and consolidated statements of cash flow for the year ended

December 31, 2025, including the calculation and separate disclosure of the gain or loss on the net monetary position.
•Restated the consolidated statement of financial position as of December 31, 2024.
•Restated the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and consolidated statements of cash flow for the years ended December 31, 2024 and 2023.
For further information regarding the methodology and criteria applied see Note 2.1.5 to the Consolidated Financial Statements.
See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Exchange Rates” for information regarding the evolution of the exchange rate between the U.S. dollar and the Argentine peso since 2021.
All figures and percentages of variations in this annual report on Form 20-F, unless otherwise stated, are presented in the measuring unit current at December 31, 2025. All comparisons of the financial system contained in this annual report on Form 20-F are presented in nominal terms.
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
•“Consolidated Financial Statements” means our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, prepared in accordance with IFRS-IASB and included in this annual report on Form 20-F.

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
•the diversification of BBVA Argentina’s lending activity, which is shifting from a predominant focus on lending to the public sector to a broader lending portfolio that increasingly includes the private sector;
•volatility in interest rates;

•a mismatch between UVA (“Unidad de Valor Adquisitivo”, in Spanish) loans and UVA deposits;
•the inaccuracy and/or insufficiency of our estimates and established reserves for credit risk and potential credit losses;
•an increase in non-performing loans and delinquency levels;
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
•class actions against financial institutions;
•the ability of BBVA, our controlling shareholder, to direct our business;
•our ability to grow our business is dependent on our ability to manage our relationships with partners and grow our deposit base;
•acquisitions that could adversely affect the value of the Bank;
•any adverse consequences related to our calculation of income tax for the year ended December 31, 2022;
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
Primary elections took place on August 13, 2023. Javier Milei, candidate for La Libertad Avanza, was the most voted in the primary presidential elections with 30.0% of the total votes. The second most voted political party was Juntos por el Cambio, with 28.3% of the votes, followed by Unión por la Patria which received 27.3% of the votes. These results were surprising not only because of the parity between the main parties, but also because of the unexpected victory of Milei. The day after the elections, the administration led by Alberto Fernandez administration, who had taken office in December 2019 (the “Fernandez administration”), validated a 22% increase in the exchange rate and a 21 percentage points increase in the monetary policy rate. This devaluation was not accompanied by a stabilization plan, so the benefits of depreciating the real exchange rate were limited and monthly inflation accelerated to 12.4% and 12.7% in August and September 2023, respectively, the highest values (at that time) in more than 30 years.
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
A further election was held and on November 19, 2023, Javier Milei was elected President of Argentina with 55.7% of the votes, and he took office on December 10, 2023 (the “Milei administration”), resulting in a significant increase of the official US$/Peso exchange rate, which increased from 366.5 to 800.0 in a single day. Since then, the official US$/Peso exchange rate has experienced consistent growth, with an average increase of 2% per month, with an average increase of 1% per month from February 2025. Concurrently, the Milei administration initiated a significant revision of the fiscal accounts, prioritizing a reduction in public expenditure, particularly in areas such as pensions and public services.
The increase in the official US$/Peso exchange rate resulted in a notable acceleration of inflation, with monthly inflation reaching 25.5% in December 2023 and 20.6% in January 2024, which was subsequently partially offset by the restrictions on monetary issuance to support the treasury and the decline in economic activity, with monthly inflation averaging 2.8% in December 2025, and 2.9% in January and February 2026, respectively. Given this situation, one of the measures adopted by the Central Bank was the reduction of the monetary policy rate, the rate at which the Bank’s financial assets are remunerated, causing them to have a negative profitability in the face of inflation since the latter was above the monetary policy rate.
In 2024, the Milei administration focused on adopting measures seeking to achieve a fiscal surplus and reduce inflation. Despite the Milei administration’s minority position in Congress, the Milei administration passed the Ley de Bases, the reformist cornerstone of the Milei administration, which provided for significant labor reforms and the RIGI (as defined herein).
The October 2025 mid-term elections were considered a national referendum on the implementation of and support to these measures. The ruling coalition, La Libertad Avanza, secured a significant victory and increased its representation in the Argentine Congress, strengthening the Milei administration’s political mandate and ability to advance on its political agenda with respect to labor and tax liberalization, signaling a period of institutional stability and market-oriented growth in 2026.
However, political polarization and social conflict in Argentina persist. In December 2025, the introduction of the “Labor Modernization Law” caused a general strike and mobilizations led by major unions. Continued social unrest or a deterioration in the government’s ability to maintain political alliances could lead to, among others, policy uncertainty and instability, adversely affecting the economy and our business.
The implementation of further changes in political and economic policies could result in further uncertainty and instability of the Argentine economy, all of which could adversely affect our business, results of operations and financial condition. Additionally, the dollarization of the Argentine economy or other disruptive exchange rate measures could result in hyperinflation and/or a banking crisis, adversely affecting our balance sheet and our net income.

If inflation does not continue to decelerate and remains at low levels, the Argentine economy and the Bank’s business, results of operations and financial condition could be adversely affected.
Argentina has been facing high inflation levels since 2007. The Argentine National Statistics and Censuses Institute (“INDEC”) reported an annual variation of the consumer price index (“CPI”) of 211.4%, 117.8% and 31.5% in 2023, 2024 and 2025, respectively.
Since taking office, reducing inflation has been one of the main priorities of the Milei administration, with monthly rates of inflation decreasing from 25.5% in December 2023 to a record low of 1.5% in May 2025. Despite a significant deceleration from the peak inflation values reached in 2023 and 2024, Argentina continues to experience high inflation.
Inflation for 2025 was 31.5%, representing a significant decrease compared to the 117.8% inflation recorded in 2024. However, there is no assurance that inflation will continue to decrease in the future or that there will not be sudden increases of inflation affecting a particular month or quarter. For example, after monthly inflation decreased to 1.5% in May 2025, inflation increased in the last quarter of 2025 and the first months of 2026, reaching a monthly inflation rate of 2.8%, 2.9% and 2.9% in December 2025 and January and February 2026, respectively.
In 2025, continued high levels of inflation were primarily driven by the lifting of public utility prices, mainly due to the partial reduction of subsidies (energy, transport) required for fiscal consolidation, food price volatility driven by seasonal factors and financial volatility linked to the October 2025 midterm elections.
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
Since taking office, the Milei administration’s primary objective has been to improve the fiscal imbalance. In 2024, the government achieved the first primary fiscal surplus in more than a decade. In 2025, the Milei administration was able to achieve a primary fiscal surplus of 1.4% of GDP and a financial surplus (after interest payments) of 0.2% of GDP, However, there is no assurance that the Milei administration will be able to maintain a primary fiscal surplus and a financial surplus (after interest payments) in the future.
During 2024, the Milei administration adopted several measures focused on reducing the public deficit by decreasing in expenses. Such decrease in expenses was primarily driven by the inflationary dilution of specific budget items, such as pensions and public sector wages and cost-cutting initiatives. In 2025, however, the Milei administration decided to increase pensions in real terms by 13.1%. Growing social pressure to maintain the relative value (excluding the effects of inflation) of pensions significantly limited the Milei administration’s ability to implement additional cost-cutting measures.
The government’s ability to collect a higher amount of taxes is significantly dependent on economic conditions, particularly with respect to value added tax and income tax. A deterioration in economic conditions in Argentina or the implementation of cost-cutting initiatives leading to lower growth levels would adversely affect the government’s ability to collect a higher amount of taxes and jeopardize the achievement of a zero-deficit target.
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
An increase in Argentina’s sovereign rate risk as a result of any deterioration in the government’s fiscal position results in an increase in the risk profile of Argentine corporations primarily due to correlation between national fiscal instability and reduced corporate creditworthiness. If Argentina’s sovereign rate risk increases as a result of any deterioration in the government’s fiscal position due to higher public spending, the business, results of operations and financial condition of the Bank could be adversely affected.
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
The global economy is currently facing a number of extraordinary challenges. On February 28, 2026, Israel and the United States launched a joint operation against targets in Iran. In response, Iran launched ballistic missiles and drones against targets in Israel and in other countries in the region, including the United Arab Emirates, Bahrain and Kuwait, as well as at U.S. military assets in the Middle East. As of the date hereof, certain military activities relating to this operation are ongoing, and their outcome and potential implications remain uncertain. This armed conflict in the Middle East and the war between Ukraine and Russia have led to significant disruption, instability and volatility in global markets, particularly in energy markets, which could adversely impact domestic oil export valuations and the fiscal structure of energy imports. Uncertainty about the future development of these conflicts is high. One of the main risks is that they could generate new supply shocks, pushing growth downward and inflation upward (including by contributing to increases in the prices of oil, gas and other commodities and disrupting supply chains), and paving the way for macroeconomic and financial instability episodes. Additionally, volatility in agricultural commodity prices and potential constraints in fertilizer supply chains could adversely affect the Argentine economy.
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
Further, the protectionist policies introduced by the current U.S. presidential administration since early 2025, particularly tariffs on imports, have triggered strong volatility in global financial and commodity markets. Some trade-dependent industries have observed increases in manufacturing costs and disruptions to supply chains. High uncertainty surrounding the terms and duration of any tariffs and any countermeasures imposed by other countries in response to such tariffs, and any other policies that could be implemented by the current U.S. presidential administration (including fiscal, regulatory, industrial or foreign policies), as well as the effect of such tariffs, countermeasures and policies, could significantly reshape the global economic landscape and negatively impact economic conditions worldwide. The implementation of protectionist policies could result in a slowdown in global economic growth or economic recession, higher inflation and increased financial instability.
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
Under the Milei administration, the regulatory framework for agricultural exports has been heavily deregulated and related export duties have been linearly reduced, with tax rates on soybean, corn and wheat having decreased from 33% to 24% from 12% to 8.5% and from 12% to 7.5%, respectively. As a result of these measures, coupled with favorable weather conditions total export revenues of the agribusiness sector exceeded US$ 31 billion in 2025. Lower cash inflows as a result of the aforementioned tax reductions could adversely affect the Milei’s administration ability to maintain a fiscal surplus. See “—A high level of public spending could negatively affect the Argentine economy and its access to financial markets”.
A slowdown in the economies of major trading partners like Brazil and China could reduce demand for Argentine exports.
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
During 2022, the government not only maintained most of the restrictions previously imposed, but also implemented an exchange rate regime with differential effective exchange rates for different sectors of the economy, which resulted in increased complexity. For instance, the government implemented the “soybean dollar”, a transitory exchange rate for exporters in the soybean sector, which was higher than the official exchange rate, leading to higher dollar settlements related to the agricultural sector. At the same time, through taxes or withholdings, new exchange rates were created for tourism and international artists, among others. Finally, a new import monitoring system with additional supervision of payments was set up.
During 2023, new exchange rates (similar to the soybean dollar in 2022) continued to appear for certain sectors as the shortage of Central Bank reserves limited the government’s ability to avoid a significant increase in the US$/Peso exchange rate. In this sense, the Fernandez administration launched several campaigns allowing exporters to settle 30% of their exports through the parallel exchange rate market with the remaining 70% having to be liquidated at the official exchange rate. Initially, this campaign only applied to soybean exporters, but it was later extended to all types of exports. After the elections, and with an increased need to generate foreign currency inflows, the proportion of export dollars that could be liquidated at the parallel exchange rate was increased from 30% to 50%, which granted some short-term relief in the Central Bank’s stock of reserves.
The Milei administration has significantly reduced foreign exchange restrictions, including by authorizing the remittance abroad of dividends for profits generated in 2025 and introducing a series of financial instruments designed to allow companies to repatriate dividends that had been retained abroad as a result of the introduction of foreign exchange controls.
Additionally, as a result of the measures implemented by the Milei administration, individuals may now access the official exchange market for hoarding and savings purposes without restrictions. Furthermore, supported by the inflow of previously unreported capital as a result of the government’s tax amnesty program, many corporations have been able to obtain foreign-currency financing in the local market. However, certain restrictions continue to be in effect, including the corporations’ inability to purchase foreign currency for hoarding or investment purposes.
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

Uncertainty regarding the energy market could affect the business, the results of operations and the financial condition of the Bank.
Utility rates were almost frozen from 2019 to 2022, which worsened the national energy situation by promoting higher demand and discouraging new investments by supplying companies, resulting in an energy deficit heightened by the lack of US dollar inflows.
The Milei administration has partially removed subsidies for utilities and decided to cease all public works, mainly related to roads, since 2024. The elimination of subsidies and the progressive increase in prices could generate social unrest and be challenged in local courts. Additionally, the decision to stop all public works has resulted in lower investment and a lower need for funding to finance that investment, which has adversely affected the Bank, as lower needs for financing from the public sector results in a lower demand for lending for the Bank.
The current lack of resolution on tariffs and the armed conflicts in Ukraine and the Middle East result in uncertainty regarding the future situation of the energy market in Argentina and constitutes a source of potential risk for the country’s economy and could lead to exchange rate volatility, either of which could adversely affect the Bank’s business, results of operations and financial condition.
Any failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition.
The lack of a sound institutional framework and corruption have been identified as, and continue to be, critical problems for Argentina. Argentina ranked 104 out of 181 countries in the 2025 Corruption Perceptions Index published by Transparency International.
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
The Fernandez administration maintained a crawling peg of the exchange rate until the 2023 primary elections, following which, it approved a discreet rise in the exchange rate, which led to an acceleration of monthly inflation levels. Once Milei took office, the Peso/US$ official exchange rate increased by 118%, from 366.5 to 800.0 on December 13, 2023, resulting in a monthly inflation rate of 25.5% in December 2023.
In 2024, the Central Bank maintained a 2% monthly crawling peg with the aim to contain inflation following the significant increase experienced in late 2023. In February 2025, as inflation began to decelerate, the Milei administration reduced the monthly crawling peg to 1%.
In April 2025 the Milei administration implemented an exchange rate band regime, which allowed the peso to float within a pre-defined range—initially set between 1,000 and 1,400 Peso/USD—providing the market with greater flexibility and limiting the Central Bank’s intervention to measures outside of the pre-defined range. This range was initially adjusted by 1% monthly, with the upper limit increasing and the lower limit decreasing.
By December 2025, the Milei administration announced the implementation of an inflation-linked band regime and, since January 2026, the pre-defined range is adjusted monthly based on the level of inflation. This measure aims to prevent real currency appreciation and synchronize the exchange rate with the broader economy. Overall, the 2024–2025 period was characterized by a shift from rigid controls toward a flexible, rules-based system, facilitating the gradual removal of currency restrictions. Uncertainty regarding whether this inflation-linked band regime will be maintained remains high.
The upper bound of the exchange rate band is less than 20% above the official rate, suggesting limited resilience against external shocks. Consequently, this narrow margin increases the likelihood of a near-term policy shift. The perception of the current regime as a mere transitionary phase may result in increased volatility and regulatory uncertainty.
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
Argentine governments have from time to time passed laws and regulations requiring private companies to maintain certain salary levels and to provide additional benefits to their employees. Likewise, public sector and private sector employers have been subject to intense pressure from their workforce or the unions that represent them, to increase wages and provide certain benefits to workers, particularly due to high inflation rates.
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
Congress passed a labor reform that aims to reduce labor litigation, which could improve the contractual framework for Argentine companies. However, as of the date of this annual report on Form 20-F, it is uncertain how Argentine companies will adapt to this new regime and whether it will have the desired impact.
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
While the Milei administration has reduced government intervention, expropriations, price controls and exchange controls and other direct government interventions in the economy have had in the past, and could have in the future, a negative impact on the level of investment in Argentina, the ability of Argentine companies to access to international capital markets and Argentine trade and diplomatic relations with other countries. If the Milei administration decides to increase the level of intervention in the economy, in accordance with historic practice or otherwise, the Argentine economy and, in turn, the business, the results of operations and financial condition of the Bank, could be adversely affected.

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

In 2025, banks were more active than in previous years in issuing senior corporate bonds in the Argentine market, typically with a tenor of around one year, but such funding relies on a market with a relatively low scale and liquidity flow. The issuance of senior corporate bonds still represented a small percentage of overall market funding in 2025.

In 2025, the removal of foreign exchange restrictions for retail investors increased the deposit stability risk. This removal could lead to increased volatility in deposits denominated in Argentine peso during periods of market stress or otherwise, as retail clients could elect to access the U.S. dollar market or withdraw peso-denominated deposits,which could adversely affect our liquidity.

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

The spread between the interest rates on loans and deposits could be affected as a result of increased competition in the banking sector and the government’s tightening or loosening of monetary policy in response to inflation levels. During recent years, as a consequence of higher inflation, interest rates have significantly increased in Argentina.
Since taking office, the Milei administration has implemented a tight fiscal policy that has resulted in a significant decrease in inflation, which has allowed the Central Bank to significantly reduce the monetary policy rate and remove restrictions on the interest rates that can be agreed between banks and their customers, resulting in decreased spreads and margins. This environment of lower rates and deregulated spreads affects the banking system and BBVA Argentina. Consequently, the Bank is proactively adjusting its pricing strategies and funding structure to adapt to this new environment. There is no assurance that we will be able to adjust our strategies and funding structure successfully.
Loans have continued to increase significantly in 2025, at a faster pace than deposits, which has adversely affected banks’ liquidity, including ours. As of December 31, 2025, the Bank’s total gross loans amounted to Ps. 15,065 billion, representing an increase of 48.8% compared to Ps. 10,126 billion as of December 31, 2024, while the Bank’s total deposits amounted to Ps. 17,205 billion, representing an increase of 31.7% compared to Ps. 13,062 billion as of December 31, 2024.
If loans continue to increase at a faster pace than deposits, this could lead to increased competition for deposits, which could pose downward pressure on banking spreads. Moreover, a change in the composition of the Bank’s sources of funding, which no longer consists primarily of non-interest-bearing deposits, could also increase downward pressure on the Bank’s margins.
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

The Milei administration continues to introduce measures to reduce Argentina’s fiscal deficit. As a result, the government’s borrowing needs continue to decline, leading to a reduced reliance on financing from the financial sector, including BBVA Argentina. In this context, BBVA Argentina continues to seek to diversify its lending activity, shifting from a predominant focus on lending to the public sector to a broader lending portfolio that increasingly includes the private sector.

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

In December 2023, the Central Bank decreased the annual monetary policy rate from 133% to 29% with the aim to improve the Central Bank’s balance sheet by first lowering interest-bearing liabilities and then eliminating them. In 2024, the monetary policy followed a downward trend consistent with lower inflation rates. In early 2025, the Central Bank tightened its monetary policy and increased the liquidity reserve requirements applicable to financial institutions. While following the mid-term election held in October 2025, most of these liquidity measures became more flexible, interest rates could experience high volatility and adversely affect banks’ net interest margin, including ours.
While the interest rate downward trend is expected to continue in 2026, there could still be continued volatility or the Central Bank could decide to reverse its policy on the basis of the evolution of financial conditions, including inflation, foreign exchange rates, export controls, or other macroeconomic conditions.
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
In 2024 and 2025, as a result of lower inflation and improved financial conditions, UVA loans increased again, and as in the past, UVA deposits increased at a significantly slower pace.
As of December 31, 2025, UVA loans amounted to Ps.387,552 million while UVA deposits amounted to Ps.168,923 million, and this imbalance is expected to increase at least during the first half of 2026.
Independent of how this activity may develop, there will probably still be a mismatch among UVA loans and deposits in the near future, as loans are mainly mortgages with long maturities, and this mismatch could have a material adverse effect on our business, results of operations and financial condition, particularly if interest rates increase significantly in real terms.
Our estimates and established reserves for credit risk and potential credit losses may prove to be inaccurate and/or insufficient, which may materially and adversely affect our results of operations and financial condition.
Given the nature of our business, several of our products—including consumer loans, commercial loans, and other receivables—carry inherent credit risk. Changes in the income levels of our borrowers, inflationary pressures, or increases in interest rates could adversely affect their repayment capacity and, consequently, the quality of our loan portfolio.

We estimate and establish reserves for credit risk and expected credit losses. This process involves subjective and complex judgments, including projections of economic conditions and assumptions on the ability of our borrowers to repay their loans. These estimates are inherently uncertain and may not accurately predict future credit losses.

We may not be able to timely detect these risks before they occur, which may increase our exposure to credit risk. If economic conditions differ from our assumptions or if the financial condition of our borrowers deteriorates more than expected, our loan loss provisions may prove to be insufficient to cover actual losses.

Overall, if we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if our loan loss reserves are insufficient to cover future loan losses, this could have a material adverse effect on our business, results of operations and financial condition.

An increase in non-performing loans and delinquency levels may adversely affect our asset quality, profitability and financial condition.
Our business is exposed to the risk of deterioration in asset quality, including increases in non-performing loans (“NPLs”) and delinquency levels, particularly in adverse macroeconomic conditions such as declining real income, high inflation or rising interest rates.
As of December 31, 2025, our non-performing loan portfolio amounted to Ps.745,689 million, compared to Ps.148,410 million as of December 31, 2024. The NPL ratio increased to 4.9% from 1.5% in 2025. This increase was primarily driven by a deterioration in the retail portfolio, mainly in the last quarter of 2025, particularly credit cards and personal loans, and, to a lesser extent, by the commercial portfolio, mainly related to corporate exposures.
Increases in non-performing loans and delinquency levels have a direct negative impact on our financial performance. Higher levels of non-performing loans generally require us to increase provisions for loan losses in accordance with applicable regulations, resulting in funds being set aside that would otherwise be available for lending activities.
In addition, higher delinquency levels may require us to allocate additional resources to collection and recovery efforts, including hiring or reassigning personnel, which increases operating costs. These factors may reduce our net income and profitability.
Furthermore, increased provisioning requirements and reduced profitability may lead to higher lending rates for our customers or, alternatively, result in reduced margins if such costs are not passed on. A sustained deterioration in asset quality could also adversely affect our ability to distribute dividends.
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
The Bank’s exposure to the public sector as of December 31, 2025 was Ps.3,943,205 million, representing approximately 16% of its total assets. Of this total, Ps.35,273 million were BCRA debt instruments and Ps.3,907,931 million mainly to Argentine government securities and, to a significantly lesser extent, to other public sector financial instruments. As a result, BBVA Argentina’s income-generating capacity may be materially impacted or may be particularly affected by the Argentine public sector’s repayment capacity and the performance of public sector bonds, which, in turn, is dependent on the factors referred to above.
Increased competition in the banking industry may adversely affect the Bank’s operations.
The markets in which we operate are highly competitive and it is expected that this trend will continue in the coming years with the increasing entry of non-bank competitors (some of which have large client portfolios and strong brand recognition) and the emergence of new business models (for example, neobanks, a new generation of financial institutions that operate exclusively online, without physical branch networks). In recent years, the financial services sector has undergone a significant transformation driven by the development of mobile technologies, data-driven innovation and the entry of new players into activities previously controlled by financial institutions and further consolidation in the banking industry. Although the Bank is making efforts to adapt to these changes through its digital transformation, its competitive position is affected by the fact that non-bank operators are less heavily regulated than banks (including BBVA Argentina). For example, banking groups are subject to prudential regulations that have implications for most of their businesses, including those in which they compete with non-bank operators (such as FinTechs or BigTechs) that are subject only to regulations specific to the activity they develop or that benefit from loopholes in the regulatory framework. Furthermore, when banking groups such as the BBVA Group carry out financial activities through the use of new technologies, they are generally subject to additional internal governance rules that place such groups at a competitive disadvantage.
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
For example, Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). Such investigation includes the provision of services by Cenyt to BBVA. On July 29, 2019, BBVA was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could constitute bribery, revelation of secrets and corruption. Certain current and former employees of the BBVA Group, as well as former directors and officers, have also been named as investigated parties in connection with this investigation. Since the beginning of the investigation, BBVA has been proactively collaborating with the Spanish judicial authorities, including sharing with the courts information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts.
By order of the Criminal Chamber of the National High Court, the pre-trial phase ended on January 29, 2024.
On June 20, 2024, the judge issued an order authorizing the continuation of abbreviated criminal proceedings against BBVA and certain current and former employees of BBVA, as well as against some former directors and officers, for alleged facts which could constitute bribery and revelation of secrets.
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
From the beginning of 2023 to the date of this annual report on Form 20-F, S&P Global Ratings and Moody’s Investors Service have adjusted Argentina’s sovereign rating based on its debt-servicing capacity and macroeconomic developments. S&P Global Ratings, which had assigned a 'CCC-' sovereign rating to Argentina at the beginning of 2023, upgraded such rating to 'CCC' in March 2024 and subsequently to 'CCC+' in December 2025, citing fiscal program execution and adherence to monetary targets as the primary drivers for such upgrades. Moody’s Investors Service updated the sovereign rating it had assigned to Argentina from 'Ca' to 'Caa3' in January 2025, and again to 'Caa1' in July 2025, with a stable outlook. This upgrade was attributed to the reduction of the deficit and the maturity profile of external debt for the 2025–2026 period. While the sovereign rating assigned to Argentina by certain rating agencies has improved in recent years, there is no assurance that Argentina’s sovereign rating will not be downgraded in the future.
A downgrade in Argentina’s sovereign rating in the future, or any change in Argentina’s outlook, could limit the Bank’s access to financing on acceptable terms, or at all, which could have a material adverse effect on the business, the results of operations and the financial condition of the Bank.
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
In recent years, the number of security incidents to which companies from different industries are exposed has increased. Attacks are becoming more frequent and compromise the infrastructure of the affected company, exposing internal and customer information, including as a result of phishing and social engineering campaigns, the intrusion of malicious software or ransomware campaigns and denial of service attacks that affect the availability of systems, among others. Cyber threats are rapidly evolving and we may not be able to anticipate or prevent all such attacks. We are under the continuous threat of economic losses due to cyber-attacks, especially as we continue to expand customers’ capabilities to use digital channels to conduct business transactions. Two of the most significant cyber-attack risks we face are electronic fraud and the violation of confidential customer data. Electronic fraud loss occurs when cybercriminals violate and extract funds directly from customers’ or our accounts. A violation of confidential customer data, such as contact information, account numbers or credit card data, could present a significant impact on reputation and legal and /or regulatory costs for us. We may incur increasing costs in an effort to minimize these threats and we may be liable for any breach or loss of security.
In addition to the costs that may be incurred as a result of any failure of our IT systems, we may face penalties from banking regulators if we fail to comply with applicable banking or reporting regulations as a result of any IT risks. Recently, regulatory frameworks have continued to evolve. Compliance with updated requirements from the Central Bank (such as Communications “A” 7724 and 7783) and international standards like the Digital Operational Resilience Act (DORA) demands ongoing assessments, the remediation of identified gaps, and the deployment of additional measures as part of our cybersecurity risk management.
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
In addition, the risk of fraud and scams is increasing as we offer more online products through digital channels. In recent years, the growing trend in cases involving phishing, malware, telephone and social media scams and credit card fraud continued to evolve into more complex ways of deception. There are several social engineering techniques that cybercriminals use to deceive customers and obtain confidential data. In this sense, the implementation of preventive measures of computer and documentary fraud as well as people’s awareness are becoming increasingly important.
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
Class actions against financial institutions may adversely affect the profitability of the financial sector and of the Bank.
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
As of December 31, 2025, our parent company, BBVA, directly or beneficially owned 66.6% of our capital stock. As a result, BBVA controls virtually all decisions with respect to our company made by shareholders. It may, for example, without the concurrence of the remaining shareholders, elect a majority of our directors, effect or prevent a merger, sale of assets or other business acquisition or disposition, cause us to issue additional equity securities and determine the timing and amounts of dividends, if any, always subject to the applicable legal framework. Its interests may conflict with your interests as a holder of our shares or ADSs, and it may take actions that might be desirable to BBVA but not to our other shareholders.
Our ability to grow our business depends on our ability to manage our relationships with partners and grow our deposit base.
We seek to grow our business by, among other means, increasing our client base. Our strategic partnerships are important components of our client acquisition strategy. We have various strategic partnerships, which include Despegar, MOVE Concerts Argentina S.A., DF Entertainment S.A., Medios y Contenidos Producciones S.A. and En Vivo Producciones S.A., these four being within the entertainment sector. Distribution channels include credit card programs with Club Atlético River Plate Asociación Civil and Club Atlético Boca Juniors Asociación Civil, Argentine soccer clubs, and the agreements with automobile companies Peugeot, Citroën, Renault and Volkswagen, which we depend on to expand our client reach cost-effectively, further expand our points of presence and enhance our value proposition. Any deterioration in our relationships with our strategic partners could adversely affect our strategy and materially and adversely affect our business, results of operations and financial condition.
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
We may suffer adverse consequences related to our calculation of income tax for the years ended December 31, 2022.
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
On October 28, 2025, the Court dismissed the declaratory judgment filed due to procedural non-compliance. We filed and were granted an appeal against this ruling.
As of the date of this annual report on Form 20-F, we cannot predict the outcome of this legal action or whether we will be required to amend our income tax return for 2022 or make any provisions with respect thereto in our financial statements prepared under IFRS-IASB. If we are required to amend our income tax returns for 2022, we may be required to pay interest and charges to the Argentine tax authorities, and could be subject to other consequences. We cannot predict with certainty the outcome of our request for declaratory judgment.
The Argentine economy qualifies as a hyperinflationary economy under IAS 29. Given that the peso is our functional currency, we apply IAS 29 for periods ending after July 1, 2018, and our Consolidated Financial Statements and other financial information are presented in terms of the measuring unit current at December 31, 2025.
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
The total cumulative inflation in Argentina in the 36 months prior to December 31, 2025, as measured by both consumer and wholesale price indexes published by INDEC, exceeded 100%. Qualitative macroeconomic factors, including the depreciation of the peso in recent months, also support the conclusion that Argentina is a hyperinflationary economy for accounting purposes. Accordingly, IAS 29 is applicable to any financial statements as from July 1, 2018 included in any of our filings with the SEC under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Argentine accounting standards authorities have reached a consensus that the “general price index” for IAS 29 purposes is determined considering the wholesale price index up to December 2016 and the CPI from then onwards. These indices have been determined or referred to the INDEC. Therefore, our Consolidated Financial Statements included in this annual report are adjusted by applying the relevant indices and presented in terms of the measuring unit current at December 31, 2025.
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
The statutory consolidated annual financial statements that the Bank prepares to comply with the requirements of the Central Bank are prepared pursuant to the reporting framework established by the Central Bank requiring supervised entities to submit financial statements prepared pursuant to IFRS-IASB except for the application of the expected credit loss model set forth under paragraph 5.5. of IFRS 9 for debt instruments issued by the public sector.
Because of such difference, our statutory consolidated annual financial statements for the fiscal years ended December 31, 2025, 2024 and 2023 are not comparable with the Consolidated Financial Statements included herein. In addition, we will continue to have differences during 2026 between our statutory consolidated financial statements and the financial statements required by IFRS-IASB. We do not intend to report in accordance with IFRS-IASB on an interim basis during 2026. Consequently, our interim financial information for 2026 will not be comparable with the Consolidated Financial Statements and other information contained in this annual report on Form 20-F.
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

Pursuant to Communication “A” 8410 dated March 19, 2026, up to December 31, 2026, the Central Bank enabled financial entities that obtained its prior authorization, to distribute dividends for up to 60% of their “distributable profit” for the 2025 fiscal year in three equal, monthly and consecutive installments, starting from the third business day of May 2026 and with each such installment being paid no earlier than the third business day of each subsequent month.
As a result of the foregoing, dividends may be paid when we have no income as determined under IFRS-IASB and, conversely, dividends may not be payable even if we have income as determined under IFRS-IASB. Moreover, BBVA as our majority shareholder has the power to approve or fail to approve any proposed dividends.
Environmental, social and governance (ESG) risks may adversely impact the Bank.
ESG factors present risks associated with (i) climate change, including physical risks and transition risks (linked, among others, to changes in regulations, technologies, and market preferences associated with the transition to a less carbon-dependent economy); (ii) other environmental factors, such as biodiversity loss, water stress, and other nature-related factors; (iii) social factors, such as human rights, inclusion, diversity, and workplace safety; and (iv) corporate governance matters, such as the governance of environmental and social risks.
ESG risks include short-, medium- and long-term risks that may adversely affect the Bank and its customers or counterparties. ESG is an area of significant public debate and focus for governments and regulators, investors, the Bank’s customers and counterparties, and other stakeholders, and, as a result, ESG risks are expected to continue to evolve, and may increase, over time.
Among others, ESG risks include the following:
•    Physical risks: the activities of the Bank or those of its customers or counterparties could be adversely affected by the physical risks (including acute and chronic) arising from climate change or other environmental challenges. For example, extreme weather events and chronic shifts in the climate may damage or destroy properties and other assets of the Bank or those of its customers or counterparties, make the insurance against certain risks more expensive or unfeasible, result in increased costs, or otherwise disrupt their respective operations (for example, if supply chains are disrupted as a result), diminishing –in the case of the Bank’s customers or counterparties - their repayment capacity and, if applicable, the value of assets granted as collateral to the Bank. The Bank is also exposed to potential long-term physical risks arising from climate change and other environmental challenges, such as any ensuing deterioration in economic conditions that results in credit-related costs, or potential impacts on the Bank’s assets and operations. The Bank could also be required to change its business models in response to the foregoing.
•    Legal and regulatory risks: The ESG legal and regulatory landscape is increasingly fragmented. While legislatures and regulatory authorities in many jurisdictions continue to impose extensive requirements for financial institutions to integrate ESG considerations into their risk management and reporting frameworks, others are taking a different approach, with regulatory developments moving in the opposite direction, and a reduced emphasis on climate-related risk supervision, adding further complexity and uncertainty to the compliance environment. Legal and regulatory changes related to how banks consider and manage climate and other ESG risks or otherwise affecting banking practices or disclosure of information have resulted, and may continue to result, in higher compliance, operational and credit risks and costs. The Bank’s customers and counterparties may be exposed to similar legal and regulatory changes, increasing their own compliance and operational risks and costs. Further, legal and regulatory changes have resulted, and may continue to result, in legal uncertainty and the existence of overlapping or conflicting regulatory or other requirements. They may also give rise to regulatory asymmetries whereby some persons, including the Bank and its customers and counterparties, are more heavily regulated than others, placing such persons at a disadvantage. The Bank or its customers or counterparties may be unable to meet any new requirements on a timely basis or at all, including new product and service specifications, governance frameworks and practices and disclosure requirements and standards. We expect ESG-related legal and regulatory requirements to continue to evolve in the coming years. In the case of banks in particular, such evolving laws and regulations could include further requirements or restrictions related to lending, investing, capital and liquidity adequacy and operational resilience. The incorporation of ESG risks in the existing prudential framework is still developing and may result in increased risk weighting of certain assets. Moreover, there are significant risks and uncertainties inherent in the development of adequate risk assessment and modeling capabilities with respect to ESG-related matters and the collection and use of customer, third-party and other data, which may result in the Bank’s systems or frameworks (or those of its customers and counterparties, where applicable) being inadequate, inaccurate or based on incorrect or insufficient customer, third-party or other data, any of which could adversely affect the Bank’s disclosure and financial reporting. Further, increased and/or divergent regulation arising from climate change and other ESG-related challenges could result in increased litigation by different stakeholders (including non-governmental organizations (“NGOs”)) and regulatory investigations and actions.
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
•    Market risks: the Bank and certain of the Bank’s customers and counterparties may be adversely affected by changes in market preferences due to, among other things, increased ESG concern, on the one hand, or an opposing sentiment, on the other. These changes could impact the demand for our products and services, as well as for those of our customers and counterparties, and investor interest in our securities. Further, the funding costs of businesses that are perceived to be more exposed to climate change or to other ESG-related risks could increase. Any of this could result in the reduced creditworthiness of such customers and counterparties, adversely affecting the Bank’s relevant loan portfolios. The Bank and its customers and counterparties could also be adversely affected by changes in prices resulting from shifts in demand or supply brought by climate change or other ESG-related factors, including prices of energy and raw materials, or by their inability to foresee or hedge any such changes.
•    Reputational risks: the perception of climate change and other ESG-related matters as a risk and an appropriate consideration in business and investment decisions by society, shareholders, customers, governments and other stakeholders (including NGOs) continues to evolve, including in relation to the financial sector’s activities. This may result in increased scrutiny of the Bank’s activities, as well as its ESG-related policies, goals, decisions, disclosures or communications. The Bank’s reputation and ability to attract or retain customers may be harmed if its response to concerns regarding ESG-related matters is deemed to be insufficient or inappropriate or if a perception is generated among the different stakeholders that the Bank’s statements, actions or disclosure do not fairly reflect the underlying sustainability profile of the Bank, its products, services, goals and/or policies. At the same time, the Bank may refrain from undertaking lending or investing activities or other services that would otherwise have been profitable in order to fulfill its ESG obligations or goals or to avoid reputational harm. Divergent views on ESG policies may also have a negative impact on the Bank’s reputation. Increased scrutiny of the Bank’s activities, as well as its ESG-related policies, goals, decisions, disclosures and communications, may result in litigation and investigations and supervisory actions (including potential greenwashing or greenhushing claims). The BBVA Group has disclosed certain aspirational ESG-related goals and such goals, which are being pursued over the long-term, may prove to be considerably more costly or difficult than currently expected, or even impossible, to achieve, including as a result of changes in regulation and policy, the pace of technological change and innovation and the actions of governments and the Bank’s customers and competitors. Potential greenwashing claims arising from ESG-related statements, disclosure and/or actions of the Bank may also give rise to reputational risks.
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
Our management has issued a report on its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 and concluded that the Bank’s internal control over financial reporting was effective as of such date. See “Item 15. Controls and Procedures”.

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
In addition, pursuant to Law No. 21,526, sanctions imposed by the Central Bank, the UIF, the CNV and/or the Superintendencia de Entidades Financieras y Cambiarias (the Superintendence of Financial Institutions and Exchanges, referred to as the “Superintendence”) and/or their authorities, may result in the revocation of the licenses to operate as financial institutions. Such revocation may occur when, in the opinion of the board of directors of the Central Bank, there was a material change in the conditions deemed necessary to maintain such license, including those relating to the suitability, experience, moral character or integrity of (i) the members of a financial institution’s board of directors (directors, counselors or equivalent authorities), (ii) its shareholders, (iii) the members of its supervisory committee or (iv) others, such as its managers.
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
While the government led by Mauricio Macri repealed part of the regulatory framework enacted by the Kirchner administration, when the Fernández administration assumed office, numerous new laws were enacted and rules were modified increasing the regulatory framework.
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
Financial institutions were also ordered to grant certain clients approved by the Argentine Tax Authority (“ARCA”) who applied for them, credit facilities at regulated rates denominated in pesos called “Zero Rate Credit” and “Zero Rate Credit Culture” provided for in Decree No. 332/20, as amended.

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
During 2025 the limitation of punitive interest to 50% of the compensatory interest rate on credit cards was repealed, and as of the date of this annual report on Form 20-F, such rate may be agreed among parties. Additionally, the minimum interest rate for fixed-term deposits and the restrictions to access to the MULC (as defined herein) were also eliminated.
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
Although we have adopted policies, procedures, systems and other measures to manage compliance risk, we are dependent on our employees and external suppliers for the implementation of these policies, procedures, systems and other measures, and we cannot guarantee that these are sufficient or that our employees or our business partners, agents and/or other third parties with a business or professional relationship with us, do not circumvent or violate our ethics and compliance regulations, acts for which such persons or we could be held ultimately responsible and/or that could damage our reputation. In particular, acts of misconduct by any employee, and particularly by senior management, could erode trust and confidence and damage our reputation among existing and potential clients and other stakeholders. For example, on October 25, 2022 we were notified by the BCRA of the opening of several criminal proceedings against the Bank and certain of its directors and employees related to exchange operations carried out in alleged breach of the provisions of point 9 of Communication “A” 6770 BCRA (in relation to tickets associated with operations carried out between residents and the advanced payment of imports). The Central Bank proceeded to accumulate the different files and treat them as a single case. Depositions have been filed by the Bank and all accused directors and employees. On February 1, 2024, the pleadings of all the defendants were considered filed. Regarding the transactions of individuals, in May 2025 the application of the principle of non-retroactivity of the more benign criminal law was raised by virtue of the issuance of communication “A” 8226 of the BCRA dated April 11, 2025. The case is currently under trial.
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
The Consolidated Financial Statements included in this annual report on Form 20-F have been prepared in accordance with IFRS-IASB. By contrast, the Bank’s statutory consolidated annual financial statements for the fiscal year ended December 31, 2025 were prepared pursuant to the reporting framework established by the Central Bank requiring supervised entities to submit financial statements prepared pursuant to IFRS-IASB with certain exceptions. We will continue to have differences during 2026 between our statutory consolidated financial statements and the financial statements required by IFRS-IASB. We do not intend to report in accordance with IFRS-IASB on an interim basis during 2026. Consequently, our interim financial information for 2026 will not be comparable with the Consolidated Financial Statements and other information contained in this annual report on Form 20-F. See “Presentation of Financial Information” and “Item 3. Key Information—D. Risk Factors—Risks Relating to the Argentine Financial System and to BBVA Argentina—The Argentine economy qualifies as a hyperinflationary economy under IAS 29. Given that the peso is our functional currency, we apply IAS 29 for periods ending after July 1, 2018, and our Consolidated Financial Statements and other financial information are presented in terms of the measuring unit current at December 31, 2025”.
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
Argentine Law No. 24,485, in force since April 18, 1995 and as amended by Law No. 25,089, provides that in case of judicial liquidation or bankruptcy of a financial institution such as BBVA Argentina, all depositors, irrespective of the type, amount or currency of their deposits, will have general and absolute preferential rights with respect to all other creditors, except for certain labor credits and credits secured with a pledge or mortgage, to be paid with 100% of the funds deriving from the liquidation of our assets. In addition, depositors of any kind of deposits have special preferential rights over the our remaining creditors, except for certain labor credits, to be paid with (i) any of our funds which may be held by the Central Bank as total reserves, (ii) any remaining funds of ours in existence as of the date on which our license is revoked, or (iii) any funds derived from the compulsory transfer of certain of our assets according to instructions of the Central Bank, in the following order of priority: (a) deposits made by legal entities up to the amount per entity established by the regulations of the Central Bank as of such date, or its equivalent in foreign currency, (b) deposits for terms exceeding 90 days and (c) all other deposits on a pro rata basis.
In case of a judicial liquidation or bankruptcy of a financial institution such as BBVA Argentina, shareholders may not be able to partially or completely recover their investment due to the priority imposed by law.
ITEM 4.        INFORMATION ON THE COMPANY
Recent Political and Economic Developments in Argentina
The election of President Javier Milei and his taking office in December 2023 marked a new era for Argentine economy. Faced with triple-digit inflation, the Milei administration soon implemented a sharp devaluation of the Argentine peso and commenced a comprehensive deregulation package. In 2024, the Milei administration achieved a historic primary fiscal surplus pursuant to the implementation of a “zero-deficit” policy, backed by the enactment of the Ley de Bases (the reformist cornerstone of Javier Milei’s government) and the RIGI (Régimen de Incentivos para Grandes Inversiones; Special Regime for Large Investments) investment framework seeking to attract foreign capital in certain sectors, including mining and oil and gas projects.
Additionally, the Milei administration negotiated a New Extended Fund Facility with the IMF providing for IMF disbursements in exchange for a commitment from the Argentine government to implement certain structural reforms and achieved a strategic Currency Swap and Credit Support Agreement with the U.S. Department of the Treasury, under which the Argentine government may access a certain amount of U.S. dollars from the United States Treasury (with the United States receiving a corresponding amount of Argentinean pesos) with both measures providing liquidity to partially lessen capital controls while contributing to the stabilization of the Argentine peso.
The first half of 2025 was characterized by the return of Argentine public and private issuers to the international credit markets. A significant milestone in this return was the successful issuance of the BONTE 2030, a peso-denominated bond subscribed in U.S. dollars and directed at foreign investors, which signaled renewed investor confidence in the Argentine peso stability and provided a mechanism for rebuilding international reserves.
The October 2025 mid-term elections were considered a national referendum on the implementation of and support to these measures. The ruling coalition, La Libertad Avanza, secured a significant victory and increased its representation in the Argentine Congress, strengthening the Milei administration’s political mandate and its advance on its political agenda with respect to labor and tax liberalization, signaling a period of institutional stability and market-oriented growth in 2026.
Economic Data
•Economic Activity
In 2025, GDP grew 4.4% due to growth in the agricultural sector, oil and gas and mining. On the other hand, industrial production and construction underperformed.
The unemployment rate was 7.4% on average in 2025 compared to 7.1% on average in 2024.
In 2024, GDP fell 1.3% due to the partial adjustment of the macroeconomic disequilibrium that led to a recession in the first half of the year, the increase in the official US$/Peso foreign exchange rate and the depreciation of the Peso.
The unemployment rate was 7.1% on average in 2024 compared to 6.1% on average in 2023.
In 2023, GDP fell 1.9% primarily due to (i) the severe drought suffered in recent years which adversely affected the agricultural sector, resulting in an estimated reduction in dollar inflows of approximately US$20 billion and in more stringent controls on imports in order to avoid the further depreciation of the Argentine peso, (ii) the inflationary acceleration, with annual inflation increasing from 94.8% in 2022 to 211.4% in 2023, adversely affecting investment and reducing disposable income, (iii) political uncertainty and (iv) the depreciation of the exchange rate, which resulted in a decrease in consumption which could have a direct impact in employment. Unemployment slightly decreased, from 6.8% on average in 2022 to 6.1% on average in 2023
•Prices
In 2025, inflation reached 31.5%, a significant decrease compared to 117.8% in 2024. The fiscal equilibrium coupled with the Central Bank’s zero-issuance policy, were the main drivers of the deceleration of inflation. Regulated prices grew 34.2% while core inflation was 33.1%.
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
•Public Finances
Argentina concluded 2025 with a primary fiscal surplus of 1.4% of GDP, marking the second consecutive year of positive balances. This result represents a slight reduction from the 1.8% surplus achieved in 2024, a shift primarily driven by the government’s aggressive strategy to lower the tax burden and stimulate private investment. Key to this fiscal result was the full elimination of the Tax for an Inclusive and Solidary Argentina (“PAIS tax”), which taxed foreign currency hoarding and transactions, and a series of significant reductions and exemptions in export duties on agricultural and industrial products.
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
•External Sector
Argentina’s trade surplus amounted to US$ 11.2 billion in 2025, primarily as a result of the energy surplus which amounted to US$ 7.8 billion. In the foreign exchange market, the peso depreciated by 41.3% in 2025, reaching 1459.4 Ps/US$ on December 31, 2025. International reserves were US$41.1 billion as of December 31, 2025.
Argentina’s trade surplus amounted to US$ 18.9 billion in 2024, primarily as a result of the depreciation of the peso compared to the U.S. dollar, and the energy surplus amounted to US$ 5.7 billion. In the foreign exchange market, the peso depreciated by 27.7% in 2024, reaching 1032.5 Ps/US$ on December 31, 2024. International reserves were US$29.6 billion as of December 31, 2024.
Argentina had a US$6.9 billion trade deficit in 2023 primarily due to the severe drought suffered in recent years, which adversely affected the agricultural sector. In the foreign exchange market, the peso depreciated by 356.4% in 2023, reaching 808.5 Ps/US$ on December 31, 2023. International reserves were US$23.1 billion as of December 31, 2023.
Monetary Policy
The election of President Javier Milei and his taking office in December 2023 marked a shift in monetary policy aimed at averting hyperinflation. This new monetary policy effectively decoupled the Treasury’s deficit from the Central Bank’s balance sheet, eliminating the primary driver of uncontrolled monetary expansion experienced in previous years. Additionally, the Central Bank took measures aimed at reducing its liabilities, including the maintenance of negative real interest rates and the phase-out of LELIQS (letras de liquidez or “liquidity bills”). The main objective during this transitional period was to restore the Central Bank’s solvency.
In 2024, monetary policy transitioned into a “zero-issuance” phase, characterized by the introduction of Fiscal Liquidity Bills (“LEFIs”). These instruments, issued by the Treasury, replaced the BCRA’s overnight repurchase agreements, effectively shifting the cost of remunerating banking liquidity from the Central Bank to the fiscal budget. This monetary policy significantly limited the monetary expansion stemming from interest payments on interest-bearing liabilities. The Milei administration focused on stabilizing the monetary base, operating under the premise that the money supply should only expand as a result of (i) issuances of Argentine pesos due to the acquisition by the Central Bank of a corresponding amount of U.S. dollars and (ii) the renewal of less than 100% of the Central Bank’s peso debt maturities.
In 2025, the monetary framework faced significant turbulence as a result of the discontinuation of LEFIs in July as a result of the launch by the Argentine government of a new monetary policy framework that removed the overnight benchmark rate that had previously anchored the market. This transition forced commercial banks to manage liquidity through fixed-rate treasury bills (“LECAPS”) which resulted in significant interest rate volatility, with short-term nominal rates spiking from approximately 30% on an annual basis to more than 70% on an annual basis within days. This instability was heightened by increased volatility in the period prior to the October 2025 mid-term election, where political uncertainty led to a contraction in liquidity and intensified the pressure on foreign exchange rates. Consequently, the BCRA was forced to occasionally intervene by establishing a floor in the interbank market to stabilize expectations.
Financial System
All comparisons of the financial system contained in this annual report on Form 20-F are presented in nominal terms. All the variations in the following paragraphs (until —History and Development of the Company) are expressed as December average of the current year versus the December average of the previous year.
Private sector deposits grew 39.7% in 2025 compared to 2024. This was mainly explained by a 45.2% increase in time deposits, offset in part by a 34.1% increase in sight deposits. U.S. dollar-denominated private sector deposits grew 14.7% in 2025 compared to 2024. Loans in pesos grew 72.3% in 2025 compared to 2024, while loans in US$ grew 82.1%. This increase was primarily due to the 2024 tax amnesty, the unification of exchange rates and the flexibilization of capital controls. The loan portfolio has experienced a deterioration in arrears, rising from 1.5% in December 2024 to 5.5% in December 2025. This increase is primarily concentrated in the household segment, which recorded an arrears rate of 10.6%, while the corporate segment posted a rate of 5.5%.
Private sector deposits grew 127.9% in 2024 compared to 2023. This was mainly explained by a 176.7% increase in time deposits and a 94.0% increase in sight deposits. Dollar denominated private sector deposits grew 119.0% in 2024 compared to 2023 mainly due to the inflows resulting from the tax amnesty program carried out by the government. Loans in pesos grew 230.5% in 2024 compared to 2023 due to the inflationary deceleration and the economic activity recovery that took place in the last months of 2024, while loans in US$ grew 187.8%.
Private sector deposits grew 116.3% in 2023 compared to 2022. This was mainly explained by a 163.1% increase in sight deposits and a 72.1% increase in term deposits. Dollar-denominated deposits fell by 7.0% in 2023 compared to 2022. Finally, loans for individuals and companies denominated in Peso grew 130.3% and those denominated in US$ decreased 0.3%.
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
BBVA Argentina’s subsidiaries are BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión and Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A., Volkswagen Financial Services Cía Financiera S.A. and, since December 2025, FCA Compañía Financiera S.A. (“FCA CF”).
BBVA Argentina is also party to a joint venture with Rombo Compañía Financiera S.A., in the automotive finance sector, and holds minority interests in BBVA Seguros S.A., Interbanking S.A., Play Digital S.A. and Openpay Argentina S.A.
BBVA Argentina was one of the first companies to be listed on the Buenos Aires Stock Exchange (BCBA) (now Bolsa y Mercados Argentinos, “ByMA”), quoting since 1888 (ticker: BBAR). It also has been listed on A3 Mercados S.A. (“A3”) (formerly known as Mercado Abierto Electrónico) since 2018. Its shares in the form of American Depositary Shares (ADSs) have been listed on the New York Stock Exchange (“NYSE”) since 1993 (ticker: BBAR) and on the Madrid-based Mercado de Valores Latinoamericanos (LATIBEX) since December 1999 (ticker: XBBAR).
As of December 31, 2025, BBVA Argentina had total consolidated assets of Ps.25,408.4 billion, of which Ps.14,448.2 billion comprised its loan portfolio. BBVA Argentina had consolidated total liabilities of Ps.21,865.0 billion at such date, of which Ps.17,205.1 billion were total deposits. Total shareholders’ equity was Ps.3,543.4 billion, on a consolidated basis. Net profit for the year ended December 31, 2025 was Ps.332.6 billion compared to Ps. 479.9 billion for the year ended December 31, 2024.

Strategy
The BBVA Group, including BBVA Argentina, seeks to “Support your drive to go further”. BBVA Argentina’s strategy is based on three pillars: (1) “Support”, by being consistently present for our customers, especially during their lives’ most critical moments, by providing them with ongoing assistance, actively listening to them, understanding their needs, and adapting our processes and products accordingly; (2) “Your Drive”, understanding that behind each of our customers’ projects, goals and steps forward lies something deeper: a drive; and (3) “To go further”, which embodies our spirit of progress and innovation. BBVA Argentina relies on solid values: “The customer comes first”; “We think big”; and “We are one team”. Data and technology are the main catalyzers of innovation and operational excellence.

The core of our 2025-2029 Strategic Plan is to incorporate our clients’ perspective into everything we do. In an increasingly complex and unpredictable environment, individuals and companies face significant uncertainty when trying to bring projects to life. To face this new reality, individuals and companies need a bank that stands by its clients, that anticipates what is to come, and that helps them to take decisions with confidence. At BBVA, we believe that our “Radical Client Perspective” (RCP) is the roadmap to achieve these goals. Competition in the financial sector continues to increase, fueled by new players who offer increasingly appealing user experiences. Digitalization is no longer a differentiator, due to the progress on this field made both by new competitors and traditional banks. We are committed to building strong, lasting relationships with our clients, based on trust and credibility.
This changing environment requires us to transform our culture, our processes and the way we work. We need to strengthen our empathy to listen, understand and deliver a consistently outstanding service to our clients, and implement new technologies, led by artificial intelligence, to anticipate our clients’ needs and offer personalized solutions. BBVA is shifting from being a product-centric bank to a project-centric bank. This transformation is also reflected in a new, more expressive, optimistic, and dynamic visual identity, to make our brand clearly convey the trust and optimism behind our purpose.
Market Position
The Argentine financial system is one of the least penetrated financial systems in Latin America, with a fragmented and competitive landscape, that presents growth opportunities. BBVA Argentina believes is well positioned to capture these growth opportunities given its focus on a differentiated customer experience, strong liquidity and a solid capital base.
BBVA Argentina is the second largest privately-owned bank, and third largest bank, in Argentina in terms of private loans (as of October 2025, as per Central Bank last quarterly available information). As of December 31, 2025, BBVA Argentina had 11.9% of total banking system private loans, and 10.8% on a non-consolidated basis compared to 11.3% and 10.5%, respectively, as of December 31, 2024. Market share as of December 31, 2025 for retail loans (including consumer, mortgage, credit card and pledge loans) was 10.1% compared to 9.9% as of December 31, 2024. Market share for commercial loans (including discounted instruments, overdrafts, financial leases, financing and prefinancing of exports and other loans) as of December 31, 2025 was 13.6% compared to 12.6% as of December 31, 2024. BBVA Argentina’s loan portfolio mix changed from 43.5% and 56.5% of retail loans and commercial loans, respectively, as of December 31, 2024 to 41.1% and 58.9% of retail loans and commercial loans, respectively, as of December 31, 2025, as a result of BBVA Argentina’s strategy of increasing its participation in commercial lending, in particular, in the SMEs segment.
In 2025, BBVA Argentina increased its private loan market share by 64 basis points, from 11.3% as of December 31, 2024 to 11.9% as of December 31, 2025.
Private loan market share in pesos as of December 31, 2025, was 11.8% compared to 11.3% as of December 31, 2024, partially. Private loan market share in foreign currency as of December 31, 2025, was 12.4% compared to 11.4% as of December 31, 2024, boosted by an increased demand of commercial US dollar loans.
BBVA Argentina is the third largest local private bank, and third largest bank, in Argentina in terms of private deposits (as of October 2025, as per Central Bank last quarterly available information). As of December 31, 2025, BBVA Argentina had a 10.0% market share of total banking system private deposits compared to 8.7% as of December 31, 2024. BBVA’s Argentina deposit portfolio mix changed from 65.8% and 34.2% of sight deposits (including saving, checking accounts and other deposits) and time deposits (time deposits and investment accounts), respectively, as of December 31, 2024 to 59.6% and 40.4% of sight deposits and time deposits, respectively, as of December 31, 2025.
Private deposit market share in pesos as of December 31, 2025, was 9.3% compared to 7.9% as of December 31, 2024. Private deposit market share in foreign currency as of December 31, 2024, was 11.6% compared to 10.8% as of December 31, 2024.
In 2025, BBVA Argentina carried out seven corporate bond issuances in the Argentine capital markets: Class 34, Class 36 and Class 38 bonds denominated in pesos and with a maturity of less than one year; and Class 32, Class 35, Class 37 and Class 39 bonds denominated in U.S. dollars and with a maturity of less than one year. In 2026, up to the date of this annual report on Form 20-F, the Bank has carried out two corporate bond issuances in the Argentine capital markets: Class 40, denominated in U.S. dollars and with a maturity of 18 months, and Class 41 denominated in pesos with a maturity of one year.

Businesses
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
The Bank manages the following entity-wide business lines:
•Retail banking, through which it offers financial services to individuals across all income segments. BBVA Argentina’s main retail banking products include checking and savings accounts, time deposits, credit card financing, consumer and pledge loans, mortgages, insurance and investment products. While BBVA Argentina has a strong presence within the middle-income and affluent segments of the population, its products and distribution channels are designed to attract clients across all client segments. As of December 31, 2025, there were approximately 3.6 million active (defined as the subgroup of total clients that are account holders with an average business volume of more than $0 in the three immediately prior months (non-duplicative for joint-account holders) and excluding Stage 3 clients that are in arrears) retail banking clients, compared to 3.5 million active retail banking clients as of December 31, 2024. The concept of “active client” was revised during 2024 due to the transition to a new data source. BBVA Argentina’s market share for consumer and mortgage loans as of December 31, 2025, was 7.2% and 4.6%, respectively. In terms of pledge loans, BBVA Argentina’s market share was 12.6% as of December 31, 2025.
In terms of credit card financing, BBVA Argentina’s market share was 13.2% (including Visa and Mastercard active cards) as of December 31, 2025. As of December 31, 2025 and 2024, we had total loans and advances of Ps.7,124.3 billion and Ps.4,575 billion, respectively, and total deposits of Ps.8,741.7 billion and Ps.6,635.8 billion as of the same dates, respectively, within this business line.
•Business banking, through which BBVA Argentina offers financial services primarily to local private-sector companies. BBVA Argentina’s main SME products include financing products, factoring, checking accounts, time deposits, transactional and payroll services, insurance and investment products. As of December 31, 2025, BBVA Argentina had more than 145 thousand SME clients, including self-employed individuals, compared to 141 thousand as of December 31, 2024. SMEs are a key element for economic growth in Argentina, and BBVA Argentina is focused on expanding the number of clients it serves and on being a strategic ally to its SME clients, supporting them with tailored products and transactional solutions, as well as with differentiated customer support through its 234 branches. As of December 31, 2025 and 2024, we had total loans and overdrafts of Ps.4,765.3 billion and Ps.3,677.9 billion, respectively, and total deposits of Ps.1,708.1 billion and Ps.2,027.5 billion as of the same dates, respectively, within this business line.
•Corporate & investment banking (CIB), through which BBVA Argentina offers financial services to some of the largest Argentine corporations and multinational companies operating in Argentina. Corporate banking is divided by industry sector: consumers, heavy industries, and energy, providing customized services to large companies. In addition to the products offered to SMEs, corporate and investment banking clients are provided with global transaction services, global markets solutions such as risk management and securities brokerage, long-term financing products including project finance and syndicated loans, and corporate finance services including mergers and acquisitions and capital markets advisory services. As of December 31, 2025, BBVA Argentina had more than 950 corporate banking clients (including mutual funds), which included substantially all of the largest corporations and multinational companies in Argentina. Within the CIB business line, BBVA Argentina is focused on leveraging the deep expertise of its industry-focused relationship executives, supported by the BBVA Group’s global network, to continue to provide bespoke global financial solutions to its corporate client base. BBVA Argentina is focused on being a trusted partner for its corporate clients as they seek to finance investment opportunities, particularly within certain sectors of the economy where investment has lagged, such as telecommunications, energy and infrastructure. As of December 31, 2025 and 2024, we had total loans and advances of Ps.2,558.5 billion and Ps.1,663.8 billion, respectively, and total deposits of Ps.6,755.1 billion and Ps.4,398.8 billion as of the same dates, respectively, within this business line.

Distribution Network
BBVA Argentina offers its products and services through a wide multiple-channel distribution network with presence in all the Argentine provinces and in the City of Buenos Aires, servicing 3.8 million active clients as of December

31, 2025. This network includes 234 branches (120 owned and 114 rented or leased), which provide services to the retail business line and to SMEs, corporations and institutions. Complementing the distribution network, as of December 31, 2025, there were 15 in-company branches, six points of sales (contact points that only offer automated services and sales support, but have no approval by the BCRA to operate as a branch), one point of express support (branches without in-person customer service), 868 ATMs and 890 self-service terminals (“SSTs”, terminals that allow transactions without the need of a personal code or ID number). As of December 31, 2024, BBVA Argentina had 235 branches (118 owned and 117 rented or leased), 15 in-company branches, six points of sales, one point of express support, 864 ATMs and 880 SSTs. As of December, 2025, 31 of our branches, plus the BBVA Argentina’s headquarters, had the ISO 50001 international standard, which specifies the requirements for maintaining and improving an energy management system. In addition, 199 branches plus four corporate offices comply with the ISO 14001 international standard, which is aimed at environmental management within the organization.
BBVA Argentina had a total of 6,689 employees (total active employees including permanent and temporary employees and excluding expatriates) as of December 31, 2025, of which 2,260 were working in the branch network and 4,429 in central offices. This compares to 6,289 employees as of December 31, 2024, of which 2,236 were working in the branch network and 4,053 were working in central offices.
BBVA Argentina has invested in its physical and digital distribution network, making it possible to offer a differential, flexible, convenient banking experience to its customers. In addition, BBVA Argentina considers that with the existing distribution structure, it has the necessary reach and scale to facilitate expected growth while improving its operating efficiency, number of customers and products. The following table sets forth information regarding our footprint by province as of December 31, 2025:

	Branches	Points of Express Support	ATMs	SSTs	Points of Sale	In-Company Banks
Ciudad Autónoma de Buenos Aires	72	0	255	259	1	5
Buenos Aires	81	0	331	313	2	8
Catamarca	1	0	3	3	0	0
Córdoba	14	0	35	50	0	0
Corrientes	2	0	9	8	0	0
Chaco	2	0	7	10	0	0
Chubut	5	0	15	14	1	0
Entre Ríos	6	0	17	24	0	0
Formosa	1	0	6	6	0	0
Jujuy	1	0	4	6	0	0
La Pampa	2	0	3	7	0	0
La Rioja	1	0	3	3	0	0
Mendoza	11	0	35	36	0	0
Misiones	2	0	6	12	0	0
Neuquén	4	0	14	12	0	0
Río Negro	3	0	10	11	0	1
Salta	2	0	8	7	0	0
San Juan	2	0	13	10	0	0
San Luis	2	0	6	8	0	0
Santa Cruz	3	0	10	8	0	0
Santa Fe	11	0	44	48	2	1
Santiago del Estero	1	0	6	7	0	0
Tucumán	3	1	18	22	0	0
Tierra del Fuego	2	0	10	6	0	0
Total	234	1	868	890	6	15

BBVA Argentina provides an electronic banking service, a modern, secure and functional internet banking platform (bbva.com.ar) and mobile banking apps such as the BBVA App. Within the digital payments offering, BBVA Argentina has also implemented NFC technology for its clients’ use.
At the end of 2020, BBVA Argentina together with other Argentine banks, launched MODO (Play Digital S.A.) (“MODO”), a payment solutions app that is part of our digital offering and enables wire transfers and cashless payments through mobile phones allowing users to access their banks’ available promotions. As of December 31, 2025, BBVA Argentina held a 6.0% market share of active users (active users of MODO that have made a transaction, payment or transfer, in the previous 30 days), according to data provided by MODO. In 2025, wire transfers (in units) grew 32.4% while payment volumes (measured by transaction value) increased 55.1% for BBVA Argentina. The BBVA App also has a MODO landing section where QR payments can be made, along with wire transfers from and to the digital wallet.
In 2022, we started offering Openpay (Openpay Argentina S.A.), a service that allows merchants to collect sales from debit and credit cards, and offer payments in installments. Through Openpay, merchants can execute in-person transactions through a card reader which is connected to a mobile phone, or carry out remote sales through a payment link. During 2025, transactions in units increased 33%, total processing value increased by 100% and active clients (active clients that have made a transaction in the previous 90 days) decreased by 1%, compared to December 31, 2024.
In September 2023, we launched Spark, a business unit focused on offering financial services to tech start-ups and entrepreneurs. Spark had been previously launched in Mexico and Spain, and as of December 31, 2025 served more than 1700 clients globally, with a credit portfolio of over 750 million euros. In Argentina, Spark had 268 active clients as of December 31, 2025 compared to 215 clients as of December 31, 2024.
In January 2026, BBVA Argentina launched AgroAdvisor, an advanced analysis platform to provide detailed agronomic and financial intelligence on agricultural plots in Argentina. It uses artificial intelligence models to offer a comprehensive view of a field’s historical use, productivity and economic potential. It is specifically oriented towards commercial executives and agricultural sector professionals who need to evaluate a field quickly and objectively based on technical data. Its core functionalities include: (i) crop detection, (ii) water analysis, (iii) economic valuation, (iv) benchmarking, and (v) an executive summary. With this launch, BBVA reaffirms its commitment to corporate growth and consolidates its position as a leader in applying cutting-edge technology to support its clients.
The BBVA App has been implemented in selected countries within the BBVA Group (Peru, Uruguay, Mexico, Argentina, Spain and Colombia) with successful results. The BBVA App is developed collaboratively among the countries in which it has been implemented providing the BBVA Group with global synergies in the development of new features and the response to market.
In 2025, BBVA Argentina consolidated its digital transformation through the launch of a new brand identity and a navigation architecture focused on personalization (“Destacados” or Highlights section) and a comprehensive portfolio view (“Tus productos” or “Your products”). Regarding security, the “Robust User” and “Single Password” scheme was implemented, unifying access credentials across all channels under superior security standards.
In terms of customer service, the first self-service complaint module was deployed within the App, featuring immediate resolution and fund reimbursement. Finally, the “Mis Conversaciones” (“My Conversations”) channel was optimized through a model of message allocation assigned to a pool of remote bankers. This solution aims to maximize operational efficiency and service quality for portfolio-assigned customers, ensuring a more agile and flexible management of their requests.
These initiatives reinforce the scalability of the business model and the loyalty of our digital customer base. These initiatives transformed the operating model toward a closer digital relationship, allowing the interface to adapt dynamically to user preferences. These features aim to improve user experience, increase BBVA Argentina’s net promoting score, improve accessibility, increase security and efficiency and reduce system response time.
As of December 31, 2025, the average rating for the BBVA App both in Apple Store and Google Play Store in Argentina was 4.7, remaining the same as in 2024. Within banking apps ratings, the BBVA App was the highest ranked in Apple Store and the second highest in Google Play Store in Argentina. Users of the BBVA App increased 2% compared to December 31, 2024.
As of December 31, 2025, active retail digital clients reached 2.3 million, compared to 2.3 million as of December 31, 2024. Active retail mobile clients were 2.1 million compared to 2.0 million as of December 31, 2024.
In 2025, digitally-originated retail sales (measured in units) reached 93.7% of total sales (compared to 91.0% in 2024) and represented 81.3% of BBVA Argentina’s total sales measured in monetary terms (compared to 73.5% in 2024).

Our distribution network is complemented by strategic partnerships. Some of these include Fravega SACEI, a leader in the Argentine household appliances sector, and Falabella S.A., through its brand SODIMAC, a leader in home improvement stores. Within the entertainment industry, we have strategic partnerships with Cinemark Argentina S.R.L., Hoyts General Cinema de Arg S.A, MOVE Concerts Argentina S.A., Medios y Contenidos Producciones S.A, and En Vivo Producciones S.A. Additionally, we have alliances with Club Atlético River Plate Asociación Civil and Club Atlético Boca Juniors Asociación Civil, Argentine soccer clubs. These strategic partnerships and alliances allow us to increase our customers’ loyalty by offering them discounts and promotions.
In addition, BBVA Argentina has a loyalty program together with Despegar.com.ar S.A., a leader in the Latin America online travel sector. BBVA Argentina offers a one-stop marketplace that enables customers to easily and quickly find, compare, plan, purchase and finance travel services in exchange of their “BBVA miles”.
All of these relationships have allowed BBVA Argentina to increase its client reach cost-effectively and further expand its business and points of presence while enhancing its value proposition.
Business and Activities
BBVA Argentina conducts its activities focusing on its customers and their needs. The Bank is committed to improving its products and services through the use of technology, process optimization, and the provision of a range of benefits to its customers.
By providing products and services that are suited to the needs of its customers across a range of industries and sizes, the Bank seeks to foster growth in each of its business lines and provide an agile and efficient service. The Bank’s business lines are: (i) Retail Banking, (ii) Business Banking, and (iii) Corporate & Investment Banking (CIB).
Retail Banking
Retail Banking is focused on our individual customer segment through the offering of products and services related to consumer loans, housing, payment methods, loans, consumer financing, and insurance. Within this business line, the Bank promotes business transformation to enhance customer experience and provides comprehensive service, focusing on the acquisition and retention of high-value and payroll customers.
As of December 31, 2025, the Bank had 3.6 million retail customers.
The following is a description of the main products in the Bank’s retail banking business line:
Loans
BBVA Argentina offers various financing alternatives that help its customers increase their purchasing capacity, carry out personal projects and acquire goods, contributing to their financial well-being and realization of long-term goals.

Personal Loans
In 2025, BBVA Argentina granted personal loans amounting to Ps.1,384,780 million, with more than 866,240 personal loans granted through digital channels, representing 7.0% of the Argentine market.
In 2025, BBVA Argentina focused its personal loan strategy on profitability and optimizing the customer experience. To this end, the Bank implemented a new pricing strategy that incorporates forward-looking risk models aimed at increasing profitability and offering competitive prices, tailored to each customer profile. In addition, the Bank launched “Flex Loan”, a refinancing solution for customers with limited repayment capacity that allows them to repay their loan through a more affordable installment.
The Bank improved the customer experience in online channels by optimizing “unhappy paths” (those that do not result in a successful outcome) in order to reduce abandonment rates and increase conversion. Additionally, the Bank automated communication journeys, including abandoned cart recovery (when a process is initiated but does not result in the granting of a loan) and preventive delinquency alerts.

Secured Auto Loans
In 2025, BBVA Argentina granted more than 15,000 secured auto loans totaling Ps.119,698 million achieving a 8.3% market share.
In 2025, the Bank implemented three main measures aimed at improving its secured auto loans product offering:

•Pricing Optimization: the Bank revised the applicable interest rate structure to implement a more competitive and dynamic model that adjusts interest rates depending on the type of asset, which resulted in increased profitability and conversion.
•New tool for dealers: the Bank launched a tool that simplifies and accelerates the quotation process by reducing the data required and the time needed to generate offers, which resulted in improved traceability and flow controls.
•Network expansion: the Bank expanded its dealer network through the addition of new active dealerships, strengthening the Bank’s presence in the automotive channel and increasing transaction volumes.

Mortgage-backed Loans
BBVA Argentina had a 4.6% market share in the mortgage loan market in 2025, totaling an amount of Ps.365,608 million with 3,610 loans as of December 31, 2025.
In 2025, the Bank implemented a new comprehensive hub that centralizes the process for the granting of mortgage-backed loans, supporting customers at every stage and maintaining continuous communication until the loan is finally granted. In addition, the Bank launched Good-Better-Best, a new commercial proposal that includes mortgage-backed loans that are granted with and without an associated insurance policy, providing greater flexibility and adaptability to each customer’s needs.
Lastly, the Bank developed new simulators that allow customers to easily visualize the options available to them, improving their experience and facilitating faster decision-making. These tools are operational both in proprietary channels and in open market channels, for the general public and potential customers.

Loans for sustainable purposes
BBVA Argentina continues to grant loans for sustainable purposes. This option is aimed at financing the acquisition of goods and services that promote sustainability, such as:
•renewable energy projects (such as solar panels and solar water heaters),
•energy efficiency projects (equipment with inverter technology),
•sustainable mobility initiatives (bicycles, scooters, and electric vehicles),
•support for professionals and businesses in obtaining sustainability certifications for their operations or projects,
•ecological agriculture, and
•products and services related to health and education.
In 2025, the Bank granted 50 loans for sustainable purposes.

Insurance
The Bank offers a wide range of insurance products. In 2025, the Bank focused on balancing insured amount updates with policy retention levels in the midst of a challenging environment, which explains the high level of policy attrition.
Our branches’ strategy was focused on the sale of high-value products (with higher average premiums), while the other in-person and digital channel maintained a wider range of products available for sale.
The digital channel grew significantly in 2025 compared to 2024, by more than 36.8%, measured by number of policies sold.

The table below sets forth the number of policies sold by the Bank in 2025 and 2024, by category.

Insurance Sales	2025 Number of policies	2024 Number of policies
Homeowners	39,136	43,149
Handheld devices	29,672	31,834
Unemployment	24,592	16,091
Comprehensive	16,150	35,777
Car	11,603	14,788
ATM transactions	10,996	29,364
Life	10,487	13,475
Health	6,191	8,257
Handbag Protection	3,753	13,151
Personal Accidents	2,108	7,754
Bicycle	1,654	1,732
Purchase Protection	656	1,828
Laptops	374	421
Skateboards	102	90
Other	4,040	2,154

Total	161,514	219,865

Asset Management
The Bank offers a wide variety of funds with different investment timeframes and risk levels adapted to the investment profile of the Bank’s customers.
The table below shows the amount of total equity under management accrued as of December 31, 2025 and the variation with respect to 2024.

Equity Management	Amount accrued as of December 31, 2025 in millions of Pesos	Year-on-year changes
		In millions of Pesos	As a %
Total equity under management	3,938,101	(59,181)	(1.5)%
Equity under management in time-deposits funds	3,291,056	(106,982)	(3.2)%
Equity under management in market mutual funds	118,787	(80,837)	(40.5)%
Equity under management in market mutual funds– Fixed income funds	528,258	128,638	32.2%
As of December 31, 2025, the Bank had 20 mutual funds under management registered with the CNV. Subscriptions and redemptions are permitted in twelve of them, while three only admit redemptions and five have not been launched to market yet as of the date of this annual report on Form 20-F.

Fund	Status

FBA Renta Pesos, FBA Bonos Argentina, FBA Ahorro Pesos, FBA Acciones Latinoamericanas, FBA Renta Pública I, FBA Renta Fija Plus, FBA Renta Mixta, FBA Horizonte and FBA Acciones Argentinas	Subscriptions and redemptions in pesos are allowed.

FBA Renta Fija Dólar I, FBA Renta Fija Dólar Plus I and FBA Money Market Dólar	Subscriptions and redemptions in dollars are allowed.

FBA Horizonte Plus, FBA Bonos Globales and FBA Retorno Total I	Only redemptions in pesos are allowed.

FBA Gestión I and FBA Money Market Pesos Plus	These mutual funds in pesos are not open for subscription or redemption. They have not been launched to market yet.

FBA Renta Fija Dólar Latam I, FBA Acciones Globales Dólar I and FBA Renta Mixta Dólar I	These mutual funds in dollars are not open for subscription or redemption. They have not been launched to market yet.
Given the similarity of their portfolios, in 2024, the Bank completed the merger of the FBA Calificado fund into the FBA Acciones Argentinas fund. FBA Renta Fija Dólar Plus I fund was launched in March 2025. In addition, the FBA Acciones Latinoamericanas fund has restarted its subscriptions, which had been suspended since April 2020. FBA Money Market Dólar fund was launched in June 2025.

Time Deposits
BBVA Argentina increased the aggregate amount of its time deposits by 26%, from Ps.1,038 million on December 31, 2024 to Ps.1,307 million on December 31, 2025.
In 2025, BBVA Argentina developed a new methodology for daily price updates, seeking to offer more competitive terms than its competitors while maximizing the product’s profitability.
The Bank launched the “Flash Deals” campaign, under which it offered a higher interest rate one day per month, which resulted in an incremental deposit volume of Ps. 20,000 million and 2,500 new customers.
In addition, the Bank implemented campaigns to offer customers who had not renewed their time deposits the possibility to do so at an increased rate, achieving an 86% renewal rate.
With respect to U.S. dollar-denominated time deposits, the Bank increased its customer base by more than 10,000 new customers during 2025, a 300% increase. Also, U.S. dollar-denominated time deposits in value grew by 370% in 2025 compared to 2024.

Payment Solutions
As part of its 2025 customer loyalty strategy, BBVA Argentina continued to focus on its Miles program. In addition, during the year the Bank launched “BBVA a la carta,” enhancing dining benefits with cashbacks of up to 20%.
In order to strengthen its payment methods offering, BBVA Argentina continued developing new functionalities aimed at improving the customer experience, facilitating transactions, and reinforcing security in every operation.

Credit and Debit Cards

As of December 31, 2025, the Bank had 4,030,968 and 2,061,089 debit card and credit card customers, respectively. As of such date, BBVA Argentina’s debit card and credit card market share in Argentina was 10.6% and 14.3%, respectively.
The Bank works to provide customers with day-to-day solutions that enhance and strengthen their relationship with the Bank. To this end, in 2025, the Bank started to allow customers to finance their outstanding balance in installments, helping customers to better organize their finances, and it also provided an aggregated limit across credit cards, allowing customers to use their entire available credit regardless of the payment method used.
BBVA Argentina enhanced its value proposition for new customers by providing a second card, adding U.S. dollar accounts, and no longer requiring that the customer have a current account with the Bank.
The Bank also improved onboarding funnels in order to simplify the experience for new customers.
With respect to payments through digital platforms, in 2025 the Bank focused its strategy on promoting Near Field Communication (“NFC”) payments and increasing the frequency of use of the Apple Pay and Google Pay wallets, through the following enhancements:
•The Bank implemented push provisioning via Glomo (BBVA’s global mobile banking platform) for both brands, including additional cards. This means that customers can register their Visa and/or Mastercard cards with Apple Pay or Google Pay directly from Glomo.
•The Bank launched NFC payments on buses and subway systems, which boosted transaction volumes.
•The Bank modified the identity verification process for NFC enrollment through the Apple Pay wallet. Previously, identity verification could only be completed through the call center or SMS while following the modification of the identity verification process customers can verify their identity through the BBVA App, helping reduce fraud and improving the user experience.
•The Bank launched its own tool for automatic NFC cashback.
•The Bank implemented push notifications when a new card is added to the wallet and when a customer removes one.
•The Bank conducted segmented campaigns to encourage the first purchase.

New Real-Time Purchase Indicator
In order to analyze behavioral factors, the Bank developed a new real-time purchase indicator that improves quality and offers operational advantages in terms of process efficiency, data usage value, and data management. The Bank maintained the predictive quality of such real-time purchase indicator despite increased volatility in the macroeconomic environment. In addition, it migrated its real-time purchase indicator to the Bank’s internal “ADA” platform, enabling the Bank to continuously evaluate its performance. This new technological infrastructure provides the Bank with an improved processing capacity, enabling future developments and enhancements to the indicator.

MODO
As of December 31, 2025, MODO had 517,925 active customers. During 2025, more than 426,450 individuals made payments using QR MODO and 83,522 users made money remittances. Additionally, 34.9% of users pay through the BBVA App, compared to 65.1% who do so through the MODO App. In 2025, 6.9% of QR payments in the MODO ecosystem were from BBVA customers and 21% of money transfers using MODO were from BBVA customers.
In 2025, the Bank’s strategy for MODO focused on improving the payment experience. The Bank launched “Raspadita,” a game-like experience in Glomo that prompts when a payment is made, allowing customers to participate in prize draws and obtain benefits. The Bank also improved the onboarding process to reduce the number of steps and worked to reduce errors during payment transactions.
Business Banking
Within Business Banking, the Bank includes Institutional, Business, and Commercial Banking, and is responsible for the development of the commercial model, the establishment of policies, and the management of the product portfolio. This business line is supported by the Bank’s foreign trade and transactional products units in a cross-functional manner.
Business Banking Structure
During 2025, the business strategy for the Business Banking business line focused on increasing penetration within the customer portfolio to support a larger number of clients while maintaining profitability and increasing service quality. The implementation of this strategy resulted in an increased market share and increased revenue. In 2025, the Bank achieved a market share of 14.6% compared to 10.0% in 2024.

BBVA Argentina implemented certain actions in 2025 aimed at optimizing the organizational structure and strategic focus of the Business Banking business line:
Expansion and Specialization of Business Centers
The Bank increased the number of Business Banking Centers from 18 to 20. This expansion included the segmentation of Patagonia into the Atlantic and Cordillera regions to serve differentiated segments, and the opening of the La Plata Business Banking Center.
Specialization in Commercial Service
Three new Business Banking Executive positions were created to ensure dedicated service for each subsegment (Large Corporates, Companies, and Medium-Sized Enterprises).
Reinforcement in Strategic Segments
The Bank incorporated Agribusiness Executives to strengthen this specific segment.
Systematized Commercial Strategy
A systematized commercial strategy was designed and implemented that provides recording and management tools aligned with the Bank’s commercial needs. Emphasis was also placed on commercial planning for the portfolio to seek higher results and on proactive customer engagement through in-person visits.
Governance Model and Specialist Team
The Bank implemented a governance model and established a specialist decision-making team for each line of business.
Capability Development
Training programs focused on sales and negotiation skills were offered to strengthen the commercial profiles of executives.
Role Differentiation (Commercial vs. Operational)
The Bank incorporated 14 Internal Managers to separate operational tasks from commercial activities, allowing Executives, Specialists and Managers to focus on commercial activities.
Incentive Alignment
An incentive model was established for Internal Managers, Agribusiness Executives, and Transactional Services Managers, aligned with their specific roles and responsibilities.
Below is a description of the Bank’s main Business Banking segments and products:
SMEs and Entrepreneurs
The Bank considers that SMEs and entrepreneurs are essential to Argentina’s economic growth.
To support these customers, the Bank offers differentiated services, both in person and online, together with financial services primarily aimed at companies and individuals engaged in commercial activities in the private sector.
During 2025, the Bank focused on a value-based segmentation strategy for SMEs, which was essential for identifying and prioritizing opportunities with high-value customers. The Bank also sought to provide a competitive value proposition aligned with its main objective of business growth. All of this was founded on two main pillars: asset growth and new customer acquisition.
In 2025, the Bank prioritized proximity to customers through geographic coverage with approximately 260 executives and specialist teams supporting commercial management. The Bank also implemented a training plan designed to enhance the Bank’s executives’ skills with the objective to deliver an improved customer experience.
With respect to entrepreneurs, the focus was on customer acquisition through payment and insurance solutions for individuals engaged in commercial activities. Within the product offering available in the App, BBVA Argentina offers 100% digital loans for entrepreneurs.
In 2025, BBVA Argentina achieved 104% growth in the asset portfolio within the SME segment, increasing its customer base to 62,466 customers.
The Bank also continued to offer bundled products that combine business insurance with acquiring services, aimed at providing a more comprehensive product offering to the SME and entrepreneur segment.

As of December 31, 2025, the Bank had 134,875 SMEs customers.
Corporates
BBVA Argentina’s Business Banking business line focuses on business clients in both the public and private sectors, covering areas such as companies, institutions, transactional services, foreign trade, and leasing.
Agribusiness
As of December 31, 2025, the Bank had 7,015 agribusiness customers and an asset portfolio of more than Ps.1,460 million.
In 2025, BBVA Argentina created a new dedicated team and launched BBVA Agro. In 2025, the Bank focused on a value proposition based on agility, proximity, and customer experience. With the objective of positioning itself as a modern digital bank adapted to the agribusiness segment, the Bank developed Agro Advisor, a web-based advisory platform designed to empower BBVA Argentina’s commercial teams with detailed and valuable information about their clients. Agro Advisor’s objective is to improve customer engagement by providing agronomic context and yield valuation data (billing, crops, cultivated area, up to five crop seasons). This enables the recommendation of the most appropriate financial strategy according to each customer’s production profile, strengthening customer acquisition and retention in the agribusiness sector.
Startups: BBVA Spark
As of December 31, 2025, the Bank had 268 startup customers. BBVA Spark is the BBVA Argentina business unit specialized in supporting high-growth startups and technology companies. It offers a comprehensive value proposition of advanced financing, supporting startups at every stage of their growth—from their initial development to their global expansion.

Business Banking Product Development
The Bank provides financial solutions aimed at supporting business growth, ranging from credit lines and loans to payment and collection platforms. The Bank also offers financing alternatives for sustainable projects, aimed at promoting positive economic, social and environmental impacts.
Guaranteed Financial Loans
The growth strategy for loans guaranteed by Reciprocal Guarantee Companies has transformed BBVA Argentina’s presence in this sector. In two years, the Bank has significantly increased its market share, from 13.0% as of December 31, 2024 to 13.4% as of December 2025, positioning the Bank within the three most relevant players within this product offering.
Financing for Sustainable Projects
BBVA Argentina promotes the financing of projects with a positive impact on economic and social development and the environment, supporting companies in the implementation of sustainable solutions that foster sustainable development.

The main investments and financing lines for sustainable projects operated by the Bank by category include:
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

OpenPay

As of December 31, 2025, the Bank had 15,850 active merchant customers. In 2025, Openpay, a payment acceptance solution for SMEs, expanded its value proposition. In the e-commerce segment, Openpay advanced its integration with platforms such as WooCommerce, Tiendanube and Tienda Negocio, while in-person sales were strengthened through the launch of OpenpaySmart, a comprehensive omnichannel solution aimed at facilitating payments for SME merchants.
In 2025, the Bank maintained a low level (below 1%) of fraud in card payments processed through Openpay thanks to the implementation of preventive controls and risk analysis tools that seek to detect fraud in e-commerce transactions, particularly in first-time purchases.
During the third quarter of 2025, the Bank enabled a chatbot within the application and the management dashboard, allowing queries to be resolved automatically and referred to a human advisor when necessary, improving service quality.
All of these initiatives had a positive impact on Openpay, resulting in nominal revenue growth (commissions earned) of 146% compared to 2024.

Merchant Acquiring Bank

As of December 31, 2025, BBVA Argentina had 45,792 active merchants for which it provided settlement services in connection with third-party acquiring arrangements. Through these services, merchants are able to accept credit and debit card payments, facilitating transactions among customers, merchants and the corresponding card-issuing banks.
In addition, in 2025 the Bank reached an agreement with a strategic partner for the management and recovery of negative balances with merchants, which contributed to an increase in commission income. Additionally, the Bank implemented commercial agreements with entities representing merchants aimed at strengthen the acquisition of new customers.
In 2025, the Bank started to offer OpenPay SmartPOS terminals and e-commerce solutions for SME merchants through its own channels. It also sought to improve the support provided to merchants throughout their entire lifecycle, offering proposals tailored to the different stages of their relationship with the Bank.
New Agreement with IFC to Promote SME Development:
•BBVA Argentina signed an agreement with the International Finance Corporation, a member of the World Bank Group, for up to US$150 million aimed at strengthening financing for SMEs in Argentina. This strategic alliance enables the Bank to expand its medium- and long-term funding capacity to support investment projects and working capital, seeking to promote SME’s growth and competitiveness.
•Through this strategic alliance, the Bank reinforces its positioning and its commitment to productive development, facilitating access to credit for a segment that is key to job creation and the dynamism of the Argentine economy.

Foreign Trade

As of December 31, 2025, the Bank had 6,713 active foreign trade customers compared to 5,078 as of December 31, 2024. As of such date, the Bank had a market share in exports of 13.0% in Argentina.
Through its foreign trade product offering, the Bank provides services to support the international operations of Argentine companies, combining transaction execution capabilities with specialized advisory services.
The Bank’s strategy in this segment was based on two main pillars:

•Digitalization and self-service: simplifying foreign trade operations while expanding operational capacity without increasing resources.
•Consultative and segmented advisory services: offering a differentiated service model adapted to the client’s profile (CIB, Business and SMEs).
This approach enabled the Bank to maintain its leadership in key transactions, expand its active customer base, and improve profitability per client, in line with its objective of becoming the leading bank in Foreign Trade in Argentina in terms of innovation, efficiency and proximity to clients.
In 2025, BBVA Argentina continued to progress on the transformation of this segment under the 2025–2029 Strategic Plan, consolidating its role as a benchmark in comprehensive international trade solutions.
In 2025, the Bank progressed on its digitalization plan, improved its customer experience, and improved its position in the main Central Bank rankings.
In 2025, the Bank implemented the following key developments:
•The launch of new digital functionalities in Net Cash COMEX, including pre-loading of documentation for international transfers, the incorporation of the Net Cash FX closing module, and integration with the credit control module.
•The optimization of operational processes through the automation of repetitive tasks, reducing the average processing time to two hours and 42 minutes per transfer.
•The redefinition of its value proposition, focused on efficiency, proximity and specialized advisory services, under a comprehensive 360° customer vision, segmented and focused on profitability and scalability.
In 2025, the Bank managed capital flows related to foreign trade operations in the amount of US$28,962 million, a 107% increase compared to 2024, and increased the volume of transactions settled to 228,664, a 32% increase compared to 2024. Net fee income (in nominal terms) reached US$27.1 million, a 25% increase compared to 2024, while total estimated income (in nominal terms) reached US$134 million, a 112% increase compared to 2024.
The Bank achieved the third position in total USD transaction volume (excluding securities) in the Central Bank’s ranking, with a market share of 11.4%.
The Bank’s efforts to improve customer service throughout 2025 resulted in a customer satisfaction score of 8.7/10 in Net Cash (Transfers and Payment Orders Module).
Looking ahead to 2026, BBVA Argentina seeks to focus its strategy on three key objectives:

•Consolidate its market share by combining scale, expertise and digitalization.
•Maximize business profitability.
•Enhance the digital customer experience and reduce cost per transaction.
In 2026, the Bank seeks to implement a SWIFT migration, redesign the customer experience model following the Net Cash migration, and adopt Product Analytics and advanced automation.

Transactional Products
BBVA Argentina offers a wide range of transactional collection and payment products to support the day-to-day operations of companies and merchants. Among collection products, the Bank offers collection agreements, direct debit, cash-in-transit services and remote deposits. With respect to payment products, the Bank provides solutions such as supplier payments, mass issuance of eCheqs, transfers to third parties and interbank connectivity.
During 2025, the Bank continued to progress on its digital experience by enabling a new website and enhanced 24/7 transactional agility through the launch of Application Programming Interface (“APIs”) and the incorporation of bulk transfers through Compensadora Electrónica S.A. (“COELSA”). At the same time, the Bank strengthened its financing offering.
The Bank’s strategy in this segment continues to focus on enhancing the financial margin through collection and payment products, financing and deposits, generating interest income and fee income in the short, medium and long term.

Business Tour

BBVA Argentina continues to support its clients across the country through the Business Tour, a series of meetings designed to listen first-hand to the needs of companies in their own locations, strengthen proximity and adapt the Bank’s financial solutions to its customers’ needs. During these events, the Bank promotes dialogue spaces, workshops and specialized talks on key topics such as investment strategies, foreign trade operations, financing and sustainability.
In 2025, the Bank visited cities such as Río Cuarto, Tucumán, Salta, Posadas, Rosario and Santa Fe as part of its Business Tour, where more than one thousand entrepreneurs and clients gathered in the country’s main hubs. These events included an analysis of the economic outlook, presentations by specialists, and the presentation of tools aimed at integrating sustainability criteria into business management. The Bank’s focus was to provide practical solutions and support companies’ decision-making from a strategic perspective tailored to each region.

Business Events

In 2025, the Bank reaffirmed its commitment to the technology entrepreneurship ecosystem, hosting key events such as the Climatech Argentina Conference at the Bank’s headquarters, focused on sustainability and technological innovation, which brought together more than 300 attendees.
Corporate & Investment Banking (CIB)
BBVA Argentina’s Corporate & Investment Banking (CIB) business line offers financial services to some of the largest corporations and multinational companies operating in Argentina. It is divided by industrial sector: consumer, heavy industry, and energy, with the aim of providing customized services to the Bank’s customers. The Bank’s customers receive global transaction services, global market solutions such as risk management and securities brokerage, long-term financing products, including project financing and syndicated loans, and corporate finance services, including mergers and acquisitions and capital markets advisory services. As of December 31, 2025, BBVA Argentina had more than 950 CIB customers, including the largest corporations and multinational companies in Argentina, with loans and other financings amounting to Ps.2,558,562 million and total deposits amounting to Ps.6,755,150 million as of such date.
Within the CIB business line, BBVA Argentina focuses on leveraging the deep expertise of its industry-focused relationship executives with the support of the BBVA Group’s global network, to continue providing tailored global financial solutions to its corporate customer base. BBVA Argentina aims to be a trusted partner for its corporate customers in their search for investment opportunities, particularly in certain sectors of the economy where investment has lagged, such as telecommunications, energy, and infrastructure.
BBVA Argentina holds a leading position in the Argentine wholesale banking portfolio, delivering strong performance both in its liabilities portfolio and in transaction-based banking services. In 2025, Corporate & Investment Banking focused on achieving its strategic objectives, which include maintaining its leadership in corporate and investment banking services, optimizing capital allocation, and increasing its cross-selling margins. BBVA Argentina is working toward greater business consolidation, process efficiency, and building long-term relationships with its clients.
Additionally, during 2025, BBVA Argentina led the international issuance of a bond for TELECOM ARGENTINA. In this transaction, the Bank acted as Sole Financial Advisor, as well as Bookrunner, Lead Arranger, and Administrative Agent in the financing of the acquisition of Telefónica Argentina for US$1,245 billion.
The products offered by the Corporate & Investment Banking business line include checking accounts, savings accounts, time deposits and credit products. In addition, BBVA Argentina offers advisory services for mergers and acquisitions, initial public offerings, and corporate and project financing.
Since September, the ALyC (broker-dealer) has been operational, a license issued by the Argentine Securities Commission (CNV) to operate in the capital markets, optimizing the management of the Bank’s proprietary portfolio in local markets.
The three main commercial areas within Corporate & Investment Banking (CIB) include:

Global Finance (Investment Banking & Finance)

The Global Finance (Investment Banking & Finance) area offers long-term credit solutions across the entire value chain, as well as corporate finance services including structured loans, syndicated loans, project finance, structured trade finance, project advisory, and mergers and acquisitions advisory, among others. The main divisions within this area are corporate lending, structured finance, project finance and advisory services.
The Global Finance (Investment Banking & Finance) area provides customized solutions to meet clients’ needs in the securities markets, including initial public offerings, capital increases, accelerated placements, convertible bond issuances and public tender offers, among others.
It also provides mergers and acquisitions advisory services, including advice on mergers, acquisitions, and divestitures for both public and private companies. Services also include private capital raising, valuations, and fairness opinions.

Global Transaction Banking

The Global Transaction Banking area provides front-office services to companies to help them manage their working capital through financing instruments denominated in pesos and U.S. dollars. It also offers treasury management and transactional products through multiple channels. The main areas of GTB are (i) working capital, (ii) cash management, (iii) customer resources and (iv) trade finance and correspondent banking.
Global Transaction Banking has become a leader in client financing in both pesos and U.S. dollars.

Global Markets
This area is responsible for providing services related to the origination, structuring, distribution, and risk management related to financial products.

The Global Markets area is divided into the following divisions:
•FX – Options and Others
•Fixed Income
•Credit – Debt Capital Markets (DCM)
•Repos
•Derivatives

Loans and advances and deposits by business lines
The following table sets forth the relative proportions of loans and advances (net of allowance for loan losses) and deposits attributable to our principal business lines during the last three years.

	Financial assets at amortized cost - Loans and advances
	December 31, 2025		December 31, 2024		December 31, 2023

	(in thousands of pesos, except percentages)
Retail banking	7,124,344,252	49.3%	4,575,051,874	58.8%	2,737,843,725	56.6%
Small and medium-sized companies	4,765,305,004	33.0%	3,677,924,356	33.0%	2,526,259,716	31.5%
CIB	2,558,562,401	17.7%	1,663,867,627	8.2%	394,958,746	11.9%
Total	14,448,211,657	100.0%	9,916,843,857	100.0%	5,659,062,187	100.0%

	Financial liabilities at amortized cost – Deposits
	December 31, 2025		December 31, 2024		December 31, 2023

	(in thousands of pesos, except percentages)
Retail banking	8,741,745,255	50.8%	6,635,895,823	50.8%	5,810,793,757	68.5%
CIB	6,755,150,134	39.3%	4,398,896,838	33.7%	2,832,017,255	8.3%
Small and medium-sized companies	1,708,180,677	9.9%	2,027,506,615	15.5%	1,782,443,307	23.2%
Total	17,205,076,066	100.0%	13,062,299,276	100.0%	10,425,254,319	100.0%
Information Technology
Our IT department is responsible for providing IT services with the objective of making our IT infrastructure available and robust for our customers and users. Our primary data centers, backup and disaster recovery centers are located in Buenos Aires, Argentina and in Lago Esmeralda and Querétaro, Mexico.
With this objective and a focus on quality service, the Bank has made significant investments in IT, which the Bank expects to continue in the coming years.
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
C.Organizational Structure
Banco Bilbao Vizcaya Argentaria, S.A. (BBVA)
As of December 31, 2025, BBVA owned 66.55% of our capital stock.
BBVA is a global financial group, organized in five operating segments: (i) Spain; (ii) Mexico, (iii) Turkey; (iv) South America; and (v) Rest of Business. In addition to the operating segments referred to above, the BBVA Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the BBVA Group’s general management functions, including costs from central units that have a corporate function; management of structural exchange rate positions carried out by the Assets and Liabilities Committee (“ALCO”), including currency hedging; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles, as well as the financing of such asset portfolios. It also includes the results of the BBVA Group’s stake in the venture capital fund Propel Venture Partners.
Some of the benefits we receive from the BBVA Group are:
•sharing of technology;
•development of new banking products that have been customized for the Argentine market;
•leveraging BBVA’s global client relationships to serve those clients operating in Argentina; and
•BBVA’s participation in BBVA Argentina as a shareholder is both long term and strategic.

Subsidiaries and investees of BBVA Argentina
The following chart reflects our subsidiaries as of December 31, 2025:

(1) Undergoing liquidation proceedings.
The following information is related to our subsidiaries, joint ventures and associates as of December 31, 2025:
•Subsidiaries

Subsidiary	Country of Incorporation/ Residence	BBVA Argentina Ownership and Voting Power (in percentages)	Principal Activity	Shareholders’ Equity (in millions of Ps.) (1) (2)
PSA Finance Arg. Cía. Financiera S.A.	Argentina	50.0%	Financial institution	58,636.85
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión.	Argentina	100.0%	Investment fund manager	83,784.11
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (1)	Argentina	53.9%	Pension fund manager	383.48
Volkswagen Financial Services Cía. Financiera S.A.	Argentina	51.0%	Financial institution	88,312.53
FCA Compañía Financiera S.A.	Argentina	50.0%	Financial institution	62,068.31
______________
(1)Total shareholders’ equity as of December 31, 2025.
(2)Statutory shareholders’ equity, adjusted for purposes of consolidation so as to apply an accounting criterion uniform with that of BBVA Argentina, if applicable.
Below is a description of our subsidiaries:

•PSA Finance Argentina Compañía Financiera S.A.
The share capital of PSA Finance Argentina Compañía Financiera S.A (“PSA Finance”) is held, in equal parts, by BBVA Argentina and Stellantis Financial Services Europe, a company related to the Stellantis Group, based in France. As explained in Note 2.2. of the Consolidated Financial Statements, the Bank controls PSA Finance.
PSA Finance is primarily engaged in financing new and used vehicles sold through the network of dealers of the Peugeot, Citroën and DS brands. Such financing takes the form of secured auto loans, personal loans and vehicle lease transactions. In addition, it finances the stock of vehicles and spare parts to dealers and official workshops of such brands, an activity that is known as “floor plan”.
In 2025, the automotive market performed well, driven mainly by the recovery of domestic credit conditions and the normalization of vehicle supply and access to financing as a result of the downward trend in market interest rates.
During the year, the aggregate number of new loans granted by PSA Finance increased by 110% compared to 2024.
PSA Finance achieved a penetration rate of 35.4% in vehicle registration of its brands (measured on the basis of new vehicle financing as a percentage of cars sold), showing an 11.1% increase compared to the penetration rate achieved in the previous year.

In this context, PSA Finance participated in 27,951 transactions in 2025 relating to personal loans and secured auto loans for new and used vehicles, as well as vehicles sold through vehicle lease transactions, for an aggregate amount of Ps. 381,952 million, representing a 168.5% increase in total financed volume compared to the previous year.
As of December 31, 2025, the customer portfolio was valued at Ps. 307,407 million, while the dealer network was valued at Ps. 85,335 million, resulting in a total financing portfolio of Ps. 392,742 million.
With respect to its product offering, during 2025 PSA Finance continued to collaborate with the Peugeot, Citroën and DS brands on the development of exclusive and differentiated financial products tailored to specific vehicles.
A strong and competitive product offering was also maintained, supported by continuous commercial efforts throughout the dealer network.
In 2025, PSA Finance offered a wide range of financing products, driven by a lower cost of access to financing resulting from the downward trend in market interest rates, supported by the Milei administration’s stabilization and inflation containment policies. In this scenario, PSA Finance recorded strong growth in retail contract volumes compared to 2024, also supported by ongoing collaboration with the brands. PSA Finance improved its financial results in 2025 compared to 2024, as a result of the following factors:
•Growth in the volume of the financed product portfolio.
•Strong focus on profitability and origination margins.
•A significant decline in inflation, which helped reduce the associated monetary loss.
As a result of the foregoing, net income from financial intermediation activities amounted to a profit of Ps. 47,257 million. After considering other income(loss), profit before income tax amounted to Ps. 48,763 million, and after recognition of income tax and inflation adjustment, PSA Finance reported a final net income of Ps. 22,719.27 million.
During 2025, no transactions requiring extraordinary financing were carried out.
On February 28, 2025, PSA issued two series of Corporate bonds. The first series, Series No. 31, for a total amount of Ps. 3,537 million, equivalent to UVA (inflation-indexed unit of account) 2,590,901, with a 24-month tenor and an interest rate of 8.0%; and the second series, Series No. 32, for a total amount of Ps. 19,813 million, with a 12-month tenor and an interest rate of TAMAR + 3.20%.
On December 19, 2025, PSA issued three additional series of Corporate bonds. The first series, Series No. 34, for a total amount of Ps. 20,412 million, equivalent to UVA (inflation-indexed unit of account) 12,066,894, with a 24-month tenor and an interest rate of 8.89%; the second series, Series No. 35, for a total amount of Ps. 13,788 million, with a 12-month tenor and an interest rate of TAMAR + 4.24%; and the third series, Series No. 36, for a total amount of Ps. 10,800 million, with a 9-month tenor and a monthly effective interest rate of 2.65%.
In 2026, PSA Finance is expected to continue to collaborate with the Peugeot, Citroën and DS brands and to maintain its sales strategy.
The development of digitalization is expected to continue to progress, as it is a key component of PSA Finance’s mission to efficiently reach a customer profile whose purchasing behavior is constantly evolving and who increasingly relies on new technologies to obtain information and compare products. In this regard, PSA Finance expects to continue developing tools that allow customers to access loans for the first time through various digital platforms.

•BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión (“BBVA AMA”).

In 2025, the Argentine mutual fund industry recorded a slight increase compared to the previous year in terms of assets under management. According to preliminary data prepared by the Argentine Chamber of Mutual Funds (Cámara Argentina de Fondos Comunes de Inversión – CAFCI), assets under management increased by 2.3% in 2025 compared to the previous year.
The main driver of this increase was an 8.8% growth in time deposit funds, which was partially offset by a decrease in market funds and fixed income funds of 6.0% and 6.3%, respectively.
As of December 31, 2025, assets under management of BBVA AMA amounted to Ps. 3,938,101.38 million, representing a Ps. 59,202.55 million decrease, or 1.5%, compared to the previous year. This decrease was primarily attributable to a decrease in assets under management in certain product categories, including time deposit funds, which was partially offset by an increase in assets under management in other product categories, reflecting changes in the composition of the mutual fund market and investor preferences during the year.
The composition of assets under management as of December 31, 2025 was as follows:

Name of investment fund	Millions of pesos
FBA Renta Pesos	3,230,239.62
FBA Renta Fija Dólar I	202,187.20
FBA Ahorro Pesos	121,400.37
FBA Acciones Argentinas	91,180.40
FBA Horizonte	76,422.76
FBA Bonos Argentina	67,093.73
FBA Money Market Dólar	60,811.42
FBA Renta Fija Plus	28,738.30
FBA Renta Fija Dólar Plus I	21,651.25
FBA Renta Mixta	14,365.95
FBA Acciones Latinoamericanas	12,948.04
FBA Renta Pública I	10,598.64
FBA Renta Fija Dólar Latam I	145.11
FBA Renta Mixta Dólar I	145.11
FBA Acciones Globales Dólar I	145.10
FBA Bonos Globales	10.45
FBA Horizonte Plus	10.26
FBA Money Market Pesos Plus	5.03
FBA Retorno Total I	2.29
FBA Gestión I	0.35
Total	3,938,101.38

According to the (provisional) assets under management ranking prepared by CAFCI, BBVA AMA’s market share as of December 31, 2025 was 5.1%, ranking fifth among competitors.
In the time deposit fund category, BBVA AMA had assets under management of Ps. 3,291,056 million as of December 31, 2025, recording a decrease of Ps. 107,010.26 million, which represented a 3.2% decline compared to the previous year.
In turn, within market funds, BBVA AMA recorded an increase of Ps. 47,796.07 million, representing a 8.0% increase during the year. Market funds’ total assets under management as of December 31, 2025 amounted to Ps. 647,045 million.
Fees generated by BBVA AMA amounted to Ps. 65,372 million during the year, reflecting a 27.6% increase compared to the fees accrued in the previous year.
As of December 31, 2025, BBVA AMA had 20 funds under management registered with the CNV.
On April 30, 2025, the CNV issued Resolution RESFC-2025-23115-APN-DIR#CNV, approving the registration of BBVA AMA with the Registry of Full Clearing and Settlement Agents (Agentes de Liquidación y Compensación Integral – ALYC INTEGRAL).
This registration allows BBVA AMA to expand its operational and service capabilities within the regulatory framework established by Law No. 26,831 and the CNV rules.
In 2026, mutual funds are expected to continue to be considered an efficient investment alternative. In this context, BBVA AMA expects to continue redefining and developing products tailored to client needs, seeking to adapt its product offering to market conditions and to enhance risk management for unitholders.

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
On August 9, 2022, Chamber I of the Federal Administrative Litigation Chamber issued a sentence which ratified the first instance ruling. On August 25, 2022, an Extraordinary Federal Appeal was filed against this resolution. On September 15, 2022 such chamber partially granted the appeal. On September 21, 2022 a Complaint Appeal was filed before the

Supreme Court of Justice. The Attorney General of the Nation has been notified and issued two non-binding opinions recommending to the Supreme Court of Justice of the Nation the rejection of the appeals filed by Consolidar AFJP S.A.
As of the date of this annual report on Form 20-F, BBVA Argentina cannot estimate the outcome of such motion, if admitted, or the outcome of the review of the case by the CSJN.

•Volkswagen Financial Services Compañía Financiera S.A.
Volkswagen Financial Services Compañía Financiera S.A. (“VWFS”) is primarily engaged in the business of granting secured auto loans and vehicle lease transactions for the purchase of new Volkswagen Group-branded cars and offering wholesale financing to the VW Group’s dealers for the purchase of brand vehicles. In addition, VWFS also provides financing for the purchase of used vehicles and financed maintenance services, all within the territory of the Argentine Republic.
In 2025, the automotive market experienced a 47.8% increase in vehicle registrations compared to the previous year, driven mainly by economic growth, the normalization of supply, and improved access to credit. In this context, and as a result of the normalization of overall financial market conditions, the share of market units financed through secured loans increased from 40.4% in 2024 to 45.5% in 2025.
The Volkswagen Group reached the second market position in terms of vehicle registrations, achieving a year-on-year growth of 48.6%. The percentage of financed units reached 26.0% in 2025, compared to 20.0% in 2024. In 2025, the Volkswagen Group achieved a 16.9% market share in the automotive market, ranking second in terms of sales, representing an improvement compared to the 16.5% achieved in the previous year.
In the retail segment, VWFS increased its share of Volkswagen Group financed unit sales by 2.5 percentage points, reaching 92.0% (excluding trucks and Audi vehicles).
In terms of its share of total Volkswagen Group sales, VWFS increased its share to 23.9%, an increase of 6.0 percentage points compared to 2024. This increase was primarily driven by the close collaboration with the Volkswagen Group and the Volkswagen Group’s dealer network, which included the offering of subsidized-rate financing campaigns at attractive conditions in a context of declining interest rates.
As of December 31, 2025, VWFS maintained a solid capitalization position aimed at supporting the development of its business. In addition, throughout 2025, VWFS expanded its funding sources with other commercial banks, reaching Ps. 766,500 million in credit lines.
On December 11, 2025, VWFS issued three series of Corporate bonds. The first series, for a total amount of Ps. 21,142 million, with a 12-month tenor and a cut-off spread of 4.5% over BADLAR; the second series, for a total amount of Ps. 3,274 million, with a 9-month tenor and a monthly effective interest rate of 2.6%; and the third series, for a total amount of Ps. 5,584 million, equivalent to UVA (inflation-indexed unit of account) 3,341,676, with a 24-month tenor and a 9.0% interest rate. In order to capitalize on potential capital markets future opportunities, VWFS maintains strategic relationships with leading investment banks.
In 2025, VWFS did not launch any new products. Nevertheless, due to enhanced financial market conditions, VWFS was able to resume the offering of 0% interest rate financing. In this regard, VWFS focused on promoting its traditional fixed-rate secured auto loan products, with terms of up to 60 months, financing up to 80% of the purchase price of new Volkswagen vehicles.
As part of its continuous improvement initiatives, VWFS sought to enhance its services to the dealer network through improved communication, training, and strong response times.
During 2025, VWFS’ main objective was to offer customers competitive financing products and services, underpinned by a commercial policy aimed at fostering dealer loyalty. In 2025, VWFS provided a total of 23,044 secured auto loans, representing a 95.2% increase compared to the previous year, in line with the increased availability of new vehicles from the VW Group.
As of December 31, 2025, net income after income tax amounted to Ps. 12,459.48 million, representing a significant increase compared to net income after income tax of Ps. 1,483.55 million in the previous year. This increase was mainly attributable to improved product profitability despite a highly competitive industry environment.
In 2026, VWFS seeks to maintain its share of financed vehicle sales, with retail loan production expected to remain in line with 2025, as well as increase the size of its wholesale portfolio. VWFS also seeks to implement certain strategic projects aimed at improving internal processes, enhancing service quality for customers, and strengthening service to the dealer network.

To fund its secured auto loan portfolio, VWFS expects to continue diversifying its funding sources through its main commercial partner, other commercial banks through funding from time deposits, and the issuance of notes.

•FCA Compañía Financiera S.A.
FCA CF’s share capital is held equally by BBVA Argentina and Stellantis Financial Services Europe, a company affiliated with the Stellantis Group, based in France. As explained in Note 2.2. of the Consolidated Financial Statements, the Bank controls FCA CF.
Its core business consists of providing financing through secured auto loans and vehicle lease transactions for the acquisition of new and used vehicles, light commercial vehicles, and sport utility vehicles (“SUVs”) of the Fiat, Jeep and RAM brands, as well as any other brand marketed by the FCA Group.
FCA CF also provides wholesale financing to the FCA Group’s authorized dealers for the acquisition of brand vehicles, spare parts sales, or as commercial credit lines to support short-term working capital needs.
In 2025, the market share of the Fiat, Jeep and RAM brands increased from 16.4% to 17.6%.
Supported by price stability and declining interest rates, bank financing for customers of these brands grew significantly. In 2025, FCA CF financed a total of 23,787 new vehicles, achieving a penetration rate of 23.3% over vehicle registrations, representing an increase of 8.4 percentage points compared to the previous year. In the aggregate, including used vehicle financing, FCA CF financed 24,045 vehicles, representing a 148.5% increase in financed units compared to the previous year. This performance reflects the offering of innovative and competitive financial products, high quality service , and the flexibility with which such products are adapted to market and customer needs.
At year-end, FCA CF’s funding structure consisted of: (a) utilization of local credit lines from local Financial Institutions totaling Ps. 154,628 million; (b) time deposits from qualified investors amounting to Ps. 25,906 million, all indexed to UVA; and (c) corporate bonds totaling Ps. 26,770 million.
FCA CF plans to continue to develop products and services aimed at sustaining its performance in the coming year. FCA CF also plans to continue to offer financial products tailored to market needs for the purchase of passenger vehicles and light commercial vehicles of the Fiat, Jeep and RAM brands.
In particular, in 2026, FCA CF seeks to (i) preserve its leadership position in the secured auto loan market through competitive financial products that maintain an appropriate risk–return ratio, while continuing to improve service levels for customers and the dealer network; (ii) maintain high credit quality across its portfolio; and (iii) control its cost structure in line with the level of business activity.
FCA CF also plans to continue to monitor developments in financial market variables and the needs of the credit market aimed at consumption and investment by potential end customers. This is expected to enable FCA CF to continue offering financial products that rank among the most attractive options for such customers, always in line with the profitability and risk parameters required by its shareholders.

•Joint venture

Joint Venture	Country of Incorporation/ Residence	BBVA Argentina Ownership and Voting Power (in percentages)	Principal Activity	Stockholders’ Equity (in millions of Ps.) (1)
Rombo Compañía Financiera S.A.	Argentina	40.0%	Financial institution	56,114.45
_____________
(1)Total shareholders’ equity as of December 31, 2025.
Below is a description of our joint venture:
•Rombo Compañía Financiera S.A.
Rombo Compañía Financiera S.A (“RCF”) is the main finance company of the Renault’s network of dealers, both for new and used vehicles. During 2025, Renault achieved a 10.2% market share in the car market (9.12% in 2024), ranking fourth in terms of sales volume. Nissan had a 2.7% market share (3.3% in 2024). The Renault brand has continued to rank high among competitors, mainly driven by the high level of financing provided by RCF and Plan Rombo.
RCF’s financing penetration in Renault vehicle sales increased significantly, reaching 46.0% in 2025 compared to 32.3% in 2024. A similar trend was observed for Nissan, where financing penetration rose to 27.9% in 2025 from 15.3% in 2024.
In terms of the share of the financed vehicle market, Renault ranked among the top three brands, while Nissan ranked sixth, according to data published by the Asociación de Concesionarios de Automotores de la República Argentina (“ACARA”).
As of December 31, 2025, customer loyalty rates remained strong, at 94% for Renault and 86% for Nissan.
Renault Argentina and Nissan provided strong support to credit activity by contributing significant commercial incentives (interest rate subsidies) for both new and used vehicles.
As a result, in 2025, RCF financed 31,397 new Renault and Nissan vehicles compared to 13,469 in 2024 and 5,231 used vehicles compared to 3,421 in 2024. In 2025, the total financed amount reached Ps. 450,663 million, representing an increase of 131.9% compared to Ps. 194,334 million during the year ended December 31, 2024.
Indicators measuring risk and portfolio quality remained stable compared to the previous year. The number of cases under litigation remained low, and collections performance was strong, mainly due to settlement agreements. The level of non-performing loans increased from 0.2% as of December 31, 2024 to 0.4% as of December 31, 2025.
RCF has established a USD 150 million note program in order to finance its operations. RCF’s total outstanding balance of corporate bonds as of December 31, 2025 under such program amounted to Ps. 69,729 million. The program has an “AA” rating assigned by Fix SCR S.A. Agente Calificadora de Riesgo.

•Associates

Associate	Country of Incorporation/ Residence	BBVA Argentina Ownership and Voting Power (in percentages)	Principal Activity	Shareholders’ Equity (in millions of Ps.)
BBVA Seguros Argentina S.A.(1)	Argentina	12.2%	Insurance	69,873.37
Interbanking S.A.(3)	Argentina	11.1%	Information services for financial markets	62,763.79
Play Digital S.A.(2)	Argentina	12.2%	Development, offer and implementation of a digital payment solution	10,713.75
OpenPay Argentina S.A.(1)	Argentina	12.5%	Development, offer and implementation of a digital payment solution	7,248.28
_____________
(1)Total shareholders’ equity as of December 31, 2025.
(2)Total shareholders’ equity as of September 30, 2025.
(3)Total shareholders’ equity as of December 31, 2024.

Below is a description of our associates:
•BBVA Seguros Argentina S.A.
BBVA Seguros Argentina S.A. (“BBVA Seguros”) operates in the following insurance lines: fire, homeowners’ and comprehensive home insurance, theft and similar risks, personal accident, group life, credit life, funeral, car insurance and miscellaneous risks, through various channels, including the Bank, telephone operators and insurance brokers.
During 2025, written premiums reached Ps. 113,609.64 million, a 41.2% increase compared to the previous year.
The business strategy combines a broad product offering with multiple distribution and service channels based on customers’ needs.
Claims paid during 2025 totaled Ps. 32,149.12 million, representing 28.3% of written premiums for the year.
Net income for 2025 amounted to Ps. 6,921.23 million, and shareholders’ equity as of December 31, 2025 totaled Ps 69,873.37 million.
BBVA Seguros’ investment strategy was based on the following guidelines:
• Credit Risk: Compliance with regulations, counterparty selection based on criteria established by the investment committee, and ongoing monitoring are essential to the security of the portfolio. In light of the macroeconomic environment characterized by declining inflation during 2025, BBVA Seguros’ exposure was diversified into sovereign assets adjusted by C.E.R. (inflation-linked coefficient) and assets accruing interest at fixed rate (LECAPS), most of which are short term instruments, to keep a balance between profitability and volatility. To diversify credit risk, positions were held in money market funds and short-term fixed-income fund. Additionally, the portfolio is comprised of corporate bonds (Obligaciones Negociables) and mutual funds authorized by the National Superintendency of Insurance.
• Instrument Liquidity: The portfolio of BBVA Seguros has been structured considering instruments that provide the necessary liquidity to adequately meet the requirements demanded by its business dynamics.
The surplus of minimum capital as of December 31, 2025 was Ps. 52,219.71 million, an excess of 337.9% over the required minimum capital.
For 2026, BBVA Seguros seeks to expand its value proposition with new insurance products tailored to its customers’ real needs, adding additional channels to improve the simulation, contracting, and management process. BBVA Seguros’ goal is to achieve further growth that in the medium and long term translates into increased business volumes and enhanced profitability for shareholders, while delivering differentiated customer service excellence through well-trained personnel committed to BBVA Seguros’ goals.

•Interbanking S.A.
Interbanking S.A. (“Interbanking”) is a nationwide company with over 30 years of experience in the market. It offers a broad range of services focused on digital treasury solutions tailored to the needs of each of its customers, including multinational corporations, large enterprises and SMEs, as well as organizations, public entities and government institutions.
Through its business-to-business digital service, Interbanking allows its customers to manage all their administrative and financial operations in a single, simple, agile and secure ecosystem.
BBVA Argentina, as a member and shareholder of Interbanking, together with other leading Argentine banks, offers an electronic communications system that enables customers to optimize their banking transactions.
Corporate customers of BBVA Argentina may access the service from their personal computers at any time and check their accounts at any member bank, send messages, transfer funds, execute electronic payroll payments, make supplier and tax payments, and access market data.
Through Interbanking, the Bank offers differentiated electronic products for each segment of its corporate customer base and processes online transfers, enabling debit and credit transactions to be automatically settled and reflected in the relevant accounts in real time.
Shareholders at the shareholders’ meeting of Interbanking held on July 3, 2025, approved the distribution of a dividend totaling Ps. 17,330.15 million. Based on shareholding in Interbanking, BBVA Argentina is entitled to receive Ps. 1,925.57 million. As of December 31, 2025, such dividend remained outstanding.

•Play Digital S.A.
Play Digital S.A. (“Play Digital”) is a digital-native company established in 2020, whose primary purpose is the development, operation and continuous evolution of technological solutions designed to facilitate user interaction with financial system products and services, promoting interoperability, efficiency and security in electronic payment methods.
Its shareholders include the vast majority of public, private and cooperative banking institutions in Argentina. BBVA Argentina currently holds 12.2% of its capital.
Play Digital has developed and operates the MODO platform, a digital payment solution that enables end users to link, within a single environment, their bank accounts and payment methods, allowing them to make transfers, pay in physical and online stores, access promotions and benefits, and use additional functionalities, all under high standards of security, traceability and user experience.
Through MODO and technology placed at the service of users, Argentine banks are taking steps towards open banking, fostering greater integration of all payment methods. MODO offers a payment solutions platform to its clients—account and payment method issuers—for the development of features they offer to their customers, who are the users of MODO. Thus, users can register with MODO through their banking app or directly via the MODO app and link their phone number. Once registered, they can link their bank accounts, credit cards, debit cards, and prepaid cards, then choose how and with which products to transact at any time. In this way, users have all their bank accounts in one place, enabling them to view balances, send or request money, and make payments at stores. They can also access all the benefits, promotions, discounts, and installment plans offered by the banks within the ecosystem where they already have a bank account.
With an ambitious value proposition, MODO follows the example of similar initiatives in other countries, such as Bizum (Spain), Zelle (United States), Paylib (France), MobilePay (Denmark), Swish (Sweden) and PayNow (Singapore).
During 2025, Play Digital remained focused on:
•The operational and technological consolidation of the MODO platform.
•The expansion of functionalities and continuous enhancement of the user experience.
•Strengthening its integration with participating financial institutions.
•The optimization of operating costs and improvement of economic efficiency.
As a result of these initiatives, Play Digital experienced revenue growth and a decrease in operating expenses compared to the previous year.
Looking ahead to 2026, Play Digital plans to closely monitor developments in the international economic and financial environment and, in particular, trends in inflation, economic activity, exchange rates and public spending in Argentina.
In the digital wallet industry, Play Digital is expected to continue to operate in a highly competitive environment with low barriers to entry, requiring ongoing monitoring of competitor developments.
During 2026, Play Digital intends to continue increasing its business volume through the development of new functionalities and technological enhancements, reinforcing its role as a leading industry player.

•OpenPay Argentina S.A.
Openpay Argentina S.A. (“Openpay”) was formed on May 11, 2021, and is part of the BBVA Group. As of December 31, 2025, its shareholders are BBV América S.L., which holds 87.5% of its share capital, and BBVA Argentina, which holds the remaining 12.5%.
Openpay’s purpose is to operate as a payment processor, creating a link between its customers and the acquirers Payway, American Express and Naranja.
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

In 2025, Openpay achieved the following goals:
•In March, the API Checkout plug-in was successfully integrated into Tiendanube, Argentina’s leading e-commerce platform. This strategic alliance facilitated payment processing for entrepreneurs and SMEs, strengthening Openpay’s footprint in the online sales market.
•In June, smart point-of-sale (“SmartPOS”) terminals were officially launched, completing the suite of in-store solutions.
•During the second half of 2025, the security ecosystem was strengthened by enhancing the two-factor authentication and optimizing OpenControl. In addition, advanced tools such as Emailage were integrated, raising fraud prevention standards for card-not-present transactions.
Openpay aims to provide a differentiated service to its clients by integrating various types of services (card-present and card-not-present payments), while promoting financial inclusion for small merchants and entrepreneurs.
During 2026, Openpay plans to prioritize the rollout and mass deployment of the SmartPOS product with the purchase of 7,000 terminal units aimed at strengthening the service offering in the in-store channel.
Additionally, Openpay seeks to enhance the client ecosystem through joint campaigns with the Bank. These initiatives will be aimed at accelerating the onboarding of Openpay accounts, strategically focusing on entrepreneurs and SMEs, and providing them with comprehensive financial tools to support their growth.
With respect to the card-not-present channel, the focus is expected to remain on continuing to develop and enhance existing e-commerce products, specifically API checkout solutions and plug-ins, in order to maintain competitiveness and facilitate technological integration for our affiliated merchants.
Additionally, Openpay seeks to continue to develop QR interoperability to enable the acceptance of credit and debit cards enrolled in the main digital wallets of the market (such as MercadoPago or Cuenta DNI) and eliminate payment acceptance barriers for clients.
All of the above is expected to be carried out through the continued development of innovative products expected to enable Openpay to further increase its market share.
Equity Investments
The following were all the positions that we held in non-financial institutions where we owned more than 2% of the invested companies’ equity as of December 31, 2025.

Investment	Country	% of Shares Owned (in percentages)	Principal Activity	Total Stockholders’ Equity (in millions of pesos)
Coelsa S.A.	Argentina	9.5%	Clearing house	49,567.17
Argencontrol S.A.	Argentina	7.8%	Agent mandatory	157.04
Sedesa S.A.	Argentina	8.4%	Deposit guarantee fund	4,315.78
D.Property, plants and equipment
BBVA Argentina is domiciled in Argentina and has its principal executive offices at Av. Córdoba 111, C1054AAA Buenos Aires, Argentina. The principal executive offices, which we own, are approximately 37,041 square meters in area.
At December 31, 2025, our branch network consisted of 234 retail branches, of which 120 were located in properties that we own and 114 were located in properties leased to us. The branches are located throughout all of the 23 Argentine provinces as well as the City of Buenos Aires.
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

Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities
The average balances of interest-earning assets and interest-bearing liabilities, including the related interest earned or paid, were calculated on a daily basis for the years ended December 31, 2025, 2024 and 2023. Average balances have been separated between those denominated in pesos and in foreign currencies.
This selected statistical information has been prepared taking into account the effect of hyperinflation adjustments, which requires that in the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, the assets, liabilities, income and expenses of such entity be stated in terms of the measuring unit current at the end of the reporting period (December 31, 2025).
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
The following tables show average balances, interest amounts and average real rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended December 31, 2025, 2024 and 2023.

	Fiscal Year ended December 31,
	2025			2024			2023
	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)

	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	3,191,501,349	1,188,302,359	37.2%	4,132,490,463	3,250,074,911	78.6%	5,914,609,725	5,484,920,874	92.7%
Foreign currencies	145,166,927	3,705,927	2.6%	306,560,842	—	0.0%	289,384,051	—	0.0%
Total	3,336,668,276	1,192,008,286	35.7%	4,439,051,305	3,250,074,911	73.2%	6,203,993,776	5,484,920,874	88.4%
Loans and advances (4)
To customers/financial institutions
Pesos	9,533,035,961	3,934,614,161	41.3%	5,287,109,347	2,882,161,213	54.5%	5,437,625,948	3,604,272,639	66.3%
Foreign currencies	2,567,277,145	164,497,694	6.4%	844,204,188	35,744,360	4.2%	378,851,230	11,719,245	3.1%
Total	12,100,313,106	4,099,111,855	33.9%	6,131,313,535	2,917,905,573	47.6%	5,816,477,178	3,615,991,884	62.2%
To central bank
Pesos	50,120	—	0.0%	105,248	—	0.0%	141,037	—	0.0%
Foreign currencies	—	—	0.0%	12	—	0.0%	6,162	—	0.0%
Total	50,120	—	0.0%	105,260	—	0.0%	147,199	—	0.0%
Other assets
Pesos	178,186,662	2,867,079	1.6%	142,517,471	8,151,371	5.7%	154,485,125	18,431,474	11.9%
Foreign currencies	121,076,780	2,410,904	2.0%	100,570,600	1,682,365	1.7%	100,113,671	1,473,689	1.5%
Total	299,263,442	5,277,983	1.8%	243,088,071	9,833,736	4.0%	254,598,796	19,905,163	7.8%

Total interest-earning assets
Pesos	12,902,774,092	5,125,783,599	39.7%	9,562,222,529	6,140,387,495	64.2%	11,506,861,835	9,107,624,987	79.1%
Foreign currencies	2,833,520,852	170,614,525	6.0%	1,251,335,642	37,426,725	3.0%	768,355,114	13,192,934	1.7%
Total	15,736,294,944	5,296,398,124	33.7%	10,813,558,171	6,177,814,220	57.1%	12,275,216,949	9,120,817,921	74.3%

	Fiscal Year ended December 31,
	2025			2024			2023
	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)

	(in thousands of pesos, except percentages)
Non interest-earning assets
Cash, cash balances at central bank and other demand deposits
Pesos	1,116,804,642			637,083,279			521,193,971
Foreign currencies	2,799,009,983			2,528,250,799			2,008,677,623
Total	3,915,814,625			3,165,334,078			2,529,871,594
Investments in joint ventures and associates
Pesos	25,504,515			23,321,426			23,018,663
Foreign currencies	—			—			—
Total	25,504,515			23,321,426			23,018,663
Tangible and intangible assets
Pesos	1,199,213,972			1,099,972,588			1,030,697,426
Foreign currencies
Total	1,199,213,972			1,099,972,588			1,030,697,426
Allowance for loan losses
Pesos	(472,703,010)			(156,236,674)			(186,555,988)
Foreign currencies	(10,200,950)			6,517,146			(20,049,533)
Total	(482,903,960)			(149,719,528)			(206,605,521)
Other assets
Pesos	818,765,333			698,715,324			675,898,406
Foreign currencies	159,158,855			60,269,281			25,986,110
Total	977,924,188			758,984,605			701,884,516
Total non interest-earning assets
Pesos	2,687,585,452			2,302,855,943			2,064,252,478
Foreign currencies	2,947,967,888			2,595,037,226			2,014,614,200
Total	5,635,553,340			4,897,893,169			4,078,866,678

TOTAL ASSETS
Pesos	15,590,359,544	5,125,783,599	32.9%	11,865,078,472	6,140,387,495	51.8%	13,571,114,313	9,107,624,987	67.1%
Foreign currencies	5,781,488,740	170,614,525	3.0%	3,846,372,868	37,426,725	1.0%	2,782,969,314	13,192,934	0.5%
Total	21,371,848,284	5,296,398,124	24.8%	15,711,451,340	6,177,814,220	39.3%	16,354,083,627	9,120,817,921	55.8%

	Fiscal Year ended December 31,
	2025			2024			2023
	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)

	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Saving accounts
Pesos	2,703,428,812	352,323,346	13.0%	2,344,082,332	653,798,658	27.9%	2,596,301,159	922,811,813	35.5%
Foreign currencies	3,693,263,159	2,391,914	0.1%	2,277,411,411	159,495	0.0%	1,428,647,490	110,331	0.0%
Total	6,396,691,971	354,715,260	5.5%	4,621,493,743	653,958,153	14.2%	4,024,948,649	922,922,144	22.9%
Time deposits
Pesos	5,146,348,143	1,909,371,957	37.1%	2,772,416,181	1,583,245,512	57.1%	3,857,969,165	3,549,865,580	92.0%
Foreign currencies	591,888,199	13,690,283	2.3%	260,048,077	1,392,107	0.5%	216,260,007	386,372	0.2%
Total	5,738,236,342	1,923,062,240	33.5%	3,032,464,258	1,584,637,619	52.3%	4,074,229,172	3,550,251,952	87.1%
Banks loans – Central bank
Pesos	53,468,597	1,480,482	2.8%	—	—	0.0%	—	—	0.0%
Foreign currencies	—	—	0.0%	1,012,154	—	0.0%	1,154,914	—	0.0%
Total	53,468,597	1,480,482	2.8%	1,012,154	—	0.0%	1,154,914	—	0.0%
Banks loans – Other financial institutions
Pesos	284,065,792	135,922,330	47.8%	100,838,771	57,046,304	56.6%	79,461,400	(30,546,587)	(38.4%)
Foreign currencies	123,537,878	11,600,656	9.4%	25,884,051	2,409,870	9.3%	10,083,002	1,364,748	13.5%
Total	407,603,670	147,522,986	36.2%	126,722,822	59,456,174	46.9%	89,544,402	(29,181,839)	(32.6%)
Debt securities issued
Pesos	258,990,487	104,781,013	40.5%	31,181,332	20,060,495	64.3%	7,651,088	9,827,483	128.4%
Foreign currencies	113,980,919	6,400,017	5.6%	—	—	0.0%	—	—	0.0%
Total	372,971,406	111,181,030	29.8%	31,181,332	20,060,495	64.3%	7,651,088	9,827,483	128.4%
Other liabilities
Pesos	37,011,796	40,731,893	110.1%	3,964,532	6,703,810	169.1%	551,853	5,585,254	1012.1%
Foreign currencies	64,330,110	4,892	0.0%	1,284,041	—	0.0%	8,719,178	—	0.0%
Total	101,341,906	40,736,785	40.2%	5,248,573	6,703,810	127.7%	9,271,031	5,585,254	60.2%
Total interest-bearing liabilities
Pesos	8,483,313,627	2,544,611,021	30.0%	5,252,483,148	2,320,854,779	44.2%	6,541,934,665	4,457,543,543	68.1%
Foreign currencies	4,587,000,265	34,087,762	0.7%	2,565,639,734	3,961,472	0.2%	1,664,864,591	1,861,451	0.1%
Total	13,070,313,892	2,578,698,783	19.7%	7,818,122,882	2,324,816,251	29.7%	8,206,799,256	4,459,404,994	54.3%

	Fiscal Year ended December 31,
	2025			2024			2023
	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)	Average balance (1)	Interest earned/paid	Average real rate (2)

	(in thousands of pesos, except percentages)
Non-interest-bearing liabilities and stockholders´ equity
Checking accounts
Pesos	1,254,546,362			1,061,552,873			1,443,448,489
Foreign currencies	780,157,234			835,311,123			628,144,105
Total	2,034,703,596			1,896,863,996			2,071,592,594
Other liabilities
Pesos	2,608,341,185			2,218,644,973			2,479,258,571
Foreign currencies	252,334,544			241,714,580			248,061,450
Total	2,860,675,729			2,460,359,553			2,727,320,021
Shareholders’ equity
Pesos	3,406,155,067			3,536,104,909			3,348,371,756
Foreign currencies
Total	3,406,155,067			3,536,104,909			3,348,371,756
Total non-interest-bearing liabilities and shareholders’ equity
Pesos	7,269,042,614			6,816,302,755			7,271,078,816
Foreign currencies	1,032,491,778			1,077,025,703			876,205,555
Total	8,301,534,392			7,893,328,458			8,147,284,371

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Pesos	15,752,356,241	2,544,611,021	16.2%	12,068,785,903	2,320,854,779	19.2%	13,813,013,481	4,457,543,543	32.3%
Foreign currencies	5,619,492,043	34,087,762	0.6%	3,642,665,437	3,961,472	0.1%	2,541,070,146	1,861,451	0.1%
Total	21,371,848,284	2,578,698,783	12.1%	15,711,451,340	2,324,816,251	14.8%	16,354,083,627	4,459,404,994	27.3%

	2025	2024	2023
Net Interest Margin and Spread
Net interest income (5)
Pesos	2,581,172,578	3,819,532,716	4,650,081,444
Foreign currencies	136,526,763	33,465,253	11,331,483
Total	2,717,699,341	3,852,997,969	4,661,412,927
Net interest margin (6)
Pesos	20.0%	39.9%	40.4%
Foreign currencies	4.8%	2.7%	1.5%
Weighted average rate	17.3%	35.6%	38.0%
Yield spread, nominal basis (7)
Pesos	9.7%	20.0%	11.0%
Foreign currencies	5.3%	2.8%	1.6%
Weighted average rate	13.9%	27.4%	20.0%
_____________
(1)For 2025, the average balances are presented in terms of the measuring unit current at December 31, 2025. For 2024 and 2023 average balances were restated in terms of the measuring unit current at the end of the reporting period (December 31, 2025).
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

Changes in Interest Income and Interest Expense; Volume and Rate Analysis
The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective average interest rates for the year ended December 31, 2025 compared with the year ended December 31, 2024 and the year ended December 31, 2024 compared with the year ended December 31, 2023. Volume and rate variances have been calculated based on movements in average balances over the period and changes in average interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading gains and losses and yield on government trading and investment accounts results are included in the computation of interest income in all fiscal years.

	Year ended December 31, 2025/2024 Increase (Decrease) Due to Changes in			Year ended December 31, 2024/2023 Increase (Decrease) Due to Changes in
	Volume	Rate	Net change	Volume	Rate	Net change
ASSETS
Interest-earning assets
Government securities
Pesos	(350,361,620)	(1,711,410,932)	(2,061,772,552)	(1,401,581,239)	(833,264,724)	(2,234,845,963)
Foreign currencies	(4,120,181)	7,826,108	3,705,927	—	—	—
Total	(354,481,801)	(1,703,584,824)	(2,058,066,625)	(1,401,581,239)	(833,264,724)	(2,234,845,963)
Loans and advances
To customers/financial institutions
Pesos	1,752,440,991	(699,988,043)	1,052,452,948	(82,051,095)	(640,060,331)	(722,111,426)
Foreign currencies	110,405,504	18,347,830	128,753,334	19,703,460	4,321,655	24,025,115
Total	1,862,846,495	(681,640,213)	1,181,206,282	(62,347,635)	(635,738,676)	(698,086,311)
To central bank
Pesos	—	—	—	—	—	—
Foreign currencies	—	—	—	—	—	—
Total	—	—	—	—	—	—
Other assets
Pesos	573,928	(5,858,220)	(5,284,292)	(684,497)	(9,595,606)	(10,280,103)
Foreign currencies	408,323	320,216	728,539	7,644	201,032	208,676
Total	982,251	(5,538,004)	(4,555,753)	(676,853)	(9,394,574)	(10,071,427)
Total interest-earning assets
Pesos	1,402,653,299	(2,417,257,195)	(1,014,603,896)	(1,484,316,831)	(1,482,920,661)	(2,967,237,492)
Foreign currencies	106,693,646	26,494,154	133,187,800	19,711,104	4,522,687	24,233,791
Total	1,509,346,945	(2,390,763,041)	(881,416,096)	(1,464,605,727)	(1,478,397,974)	(2,943,003,701)

	Year ended December 31, 2025/2024 Increase (Decrease) Due to Changes in			Year ended December 31, 2024/2023 Increase (Decrease) Due to Changes in
	Volume	Rate	Net change	Volume	Rate	Net change
LIABILITIES
Interest-bearing liabilities
Saving accounts
Pesos	46,831,695	(348,307,007)	(301,475,312)	(70,347,499)	(198,665,656)	(269,013,155)
Foreign currencies	916,966	1,315,453	2,232,419	59,442	(10,278)	49,164
Total	47,748,661	(346,991,554)	(299,242,893)	(70,288,057)	(198,675,934)	(268,963,991)
Time deposits
Pesos	880,764,183	(554,637,738)	326,126,445	(619,927,449)	(1,346,692,619)	(1,966,620,068)
Foreign currencies	7,675,411	4,622,765	12,298,176	234,409	771,326	1,005,735
Total	888,439,594	(550,014,973)	338,424,621	(619,693,040)	(1,345,921,293)	(1,965,614,333)
Banks loans – Central bank
Pesos	1,480,482	—	1,480,482	—	—	—
Foreign currencies	—	—	—	—	—	—
Total	1,480,482	—	1,480,482	—	—	—
Banks loans – Other financial institutions
Pesos	87,672,097	(8,796,071)	78,876,026	12,093,563	75,499,328	87,592,891
Foreign currencies	9,170,049	20,737	9,190,786	1,471,117	(425,995)	1,045,122
Total	96,842,146	(8,775,334)	88,066,812	13,564,680	75,073,333	88,638,013
Debt securities issued
Pesos	92,165,833	(7,445,315)	84,720,518	15,138,171	(4,905,159)	10,233,012
Foreign currencies	6,400,017	—	6,400,017	—	—	—
Total	98,565,850	(7,445,315)	91,120,535	15,138,171	(4,905,159)	10,233,012
Other liabilities
Pesos	36,368,881	(2,340,798)	34,028,083	5,770,656	(4,652,100)	1,118,556
Foreign currencies	4,794	98	4,892	—	—	—
Total	36,373,675	(2,340,700)	34,032,975	5,770,656	(4,652,100)	1,118,556
Total interest-bearing liabilities
Pesos	1,145,283,171	(921,526,929)	223,756,242	(657,272,558)	(1,479,416,206)	(2,136,688,764)
Foreign currencies	24,167,237	5,959,053	30,126,290	1,764,968	335,053	2,100,021
Total	1,169,450,408	(915,567,876)	253,882,532	(655,507,590)	(1,479,081,153)	(2,134,588,743)
Investment Portfolio: weighted average yield by remaining maturities
The following table shows the weighted average yield by remaining maturities of our debt securities not carried at fair value as of December 31, 2025:

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years

	Weighted average yield
	(in percentages)
Government securities (1)
In Pesos:
Argentine bonds	8.4%	7.1%
Total government securities in pesos	8.4%	7.1%
Total government securities	8.4%	7.1%

(1)The weighted average yield has been determined based on the price calculated by the Market Risks Area at December 31, 2025 plus the coupon pending collection considering the contractual maturity and amortization profile of each bond.
Maturity Composition of the Loan Portfolio
The following table shows our loan portfolio as of December 31, 2025 by type of loan and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or through refinancing at market terms.

		Maturing
	Amount as of December 31, 2025	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years but within 15 years	After 15 years

	(in thousands of pesos, except percentages)
To government sector	3,152,686	3,115,787	14,981	21,918	—	—

To Central Bank	—	—	—	—	—	—

To financial institutions	232,957,607	153,351,685	57,749,782	21,856,140	—	—

To the non-financial private sector and residents abroad	14,829,251,920	8,884,468,533	3,269,386,146	2,065,318,232	292,431,206	317,647,803
Credit Cards	3,324,652,080	2,605,634,311	719,017,769	—	—	—
Loans for the prefinancing and financing of exports	2,320,420,414	1,138,012,614	919,127,766	262,878,694	401,340	—
Commercial papers	900,926,315	809,463,102	91,463,213	—	—	—
Other financing	1,992,127,004	1,352,322,417	441,897,868	197,906,719	—	—
Consumer loans	1,435,813,194	365,067,747	274,978,279	795,128,857	638,311	—
Overdrafts	1,187,162,393	1,170,577,279	16,566,220	18,894	—	—
Notes	2,110,791,712	1,015,102,697	540,921,179	554,614,699	153,137	—
Pledge loans	745,011,668	374,519,837	240,749,199	129,737,838	4,794	—
Real estate mortgage	620,063,658	12,276,778	16,227,642	90,036,947	240,457,037	261,065,254
Loans to employees	132,386,032	1,608,342	3,470,641	19,963,662	50,760,838	56,582,549
Receivables from financial leases	39,907,599	19,893,558	4,966,370	15,031,922	15,749	—
Documents purchased	19,989,851	19,989,851	—	—	—	—
Total	15,065,362,213	9,040,936,005	3,327,150,909	2,087,196,290	292,431,206	317,647,803
Percentage of total loan portfolio	100.0%	60.0%	22.1%	13.9%	1.9%	2.1%
Interest Rate Sensitivity of Outstanding Loans
The following table shows, by currency of denomination, the interest rate sensitivity of our loan portfolio as of December 31, 2025. Loans are stated before deduction of the allowance for loan losses.

As of December 31, 2025
(in thousands of pesos)
Variable Rate
Pesos - including Adjustable Loans	253,723,104
Foreign Currency	—
Sub-total	253,723,104
Fixed Rate
Pesos	13,086,744,759
Foreign Currency	979,205,828
Sub-total	14,065,950,587
Non - performing
Pesos	739,798,406
Foreign Currency	5,890,116
Sub-total	745,688,522
Total	15,065,362,213

The following table sets forth a breakdown of our fixed and variable rate loans by maturity as of December 31, 2025.

	Interest Sensitivity of Outstanding Loans Maturing in
	Less Than One Year		More Than One Year
	Fixed rate	Variable rate	Fixed rate	Variable rate

	(in thousands of pesos)
To government sector	3,130,768	—	21,918	—

To Central Bank	—	—	—	—

To financial institutions	211,101,467	—	21,856,140	—

To the non-financial private sector and residents abroad	11,900,135,161	253,719,518	2,675,393,656	3,585
Credit Cards	3,324,652,080	—	—	—
Notes	1,319,936,278	236,087,598	554,767,836	—
Overdrafts	1,187,130,247	13,252	18,894	—
Loans for the prefinancing and financing of exports	2,057,140,380	—	263,280,034	—
Consumer loans	636,414,418	3,631,608	795,767,168	—
Commercial papers	900,926,315	—	—	—
Real estate mortgage	28,493,900	10,520	591,559,238	—
Pledge loans	615,268,514	522	129,742,632	—
Receivables from financial leases	13,683,385	11,176,543	15,047,671	—
Loans to employees	5,077,578	1,405	127,303,464	3,585
Documents purchased	19,989,851	—	—	—
Other financing	1,791,422,215	2,798,070	197,906,719	—

Total	12,114,367,396	253,719,518	2,697,271,714	3,585
Foreign Country Outstanding Positions
The following table sets forth, as of December 31, 2025 and 2024 the aggregate amount of “cross-border outstandings” exceeding 1% of our total assets at such date. Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in dollars or other non-local currency.

	Fiscal Year ended December 31,
	2025	2024

	(in thousands of pesos)
Cash and cash equivalents	1,243,129,905	365,010,492
Financial assets at fair value through other comprehensive income	1,374,295	4,430,294
Financial assets at amortized cost	75,938,165	88,916,421
Total	1,320,442,365	458,357,207
Credit ratios
See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Position”.
Composition of Deposits
The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the fiscal years ended December 31, 2025 and 2024.

	Fiscal Year ended December 31,
	2025	2024

	(in thousands of pesos, except percentages)
Deposits in Domestic Bank Offices
Non—interest-bearing liabilities
Checking accounts
Average
Pesos	1,254,546,362	1,061,552,873
Foreign currencies	780,157,234	835,311,123
Total	2,034,703,596	1,896,863,996

Interest-bearing liabilities
Saving Accounts
Average
Pesos	2,703,428,812	2,344,082,332
Foreign currencies	3,693,263,159	2,277,411,411
Total	6,396,691,971	4,621,493,743
Average real rate
Pesos	13.0%	27.9%
Foreign currencies	0.1%	—%
Total	5.5%	14.2%
Time Deposits
Average
Pesos	5,146,348,143	2,772,416,181
Foreign currencies	591,888,199	260,048,077
Total	5,738,236,342	3,032,464,258
Average real rate
Pesos	37.1%	57.1%
Foreign currencies	2.3%	0.5%
Total	33.5%	52.3%
Uninsured deposits

	Fiscal Year ended December 31,
	2025	2024

	(in thousands of pesos)
Uninsured deposits	12,381,482,052	8,321,269,591

	Fiscal Year ended December 31,
	2025	2024

	(in thousands of pesos)
Deposits in excess of insurance limit with a maturity of:
Within 3 months	11,022,126,460	7,574,834,310
After 3 but within 6 months	917,579,723	495,523,273
After 6 but within 12 months	354,399,908	213,830,194
After 12 months	87,375,960	37,081,814

Total	12,381,482,052	8,321,269,591
For more information about uninsured deposits see “Item 4. Information on the Company—F. The Argentine Banking System and Its Regulatory Framework—Deposit Guarantee Insurance System”.

F.The Argentine Banking System and Its Regulatory Framework
Argentine Banking System
According to data from the Central Bank as of December 31, 2025, Argentina’s banking system consisted of 60 commercial banks, 14 of which were government-owned or government-related banks and 46 of which were Argentine private banks. In addition, the financial system also includes 13 financial companies. The principal regulators of financial institutions in Argentina are the Central Bank, the Superintendence and, in the case of financial institutions that publicly offer their own securities and/or corporate bonds in Argentina or otherwise engage in the offering or trading of third parties’ securities in Argentina, the CNV.
Private Sector Banks
According to data from the Central Bank as of December 31, 2025, the largest Argentine private banks, in terms of total assets, were Banco de Galicia y Buenos Aires S.A.U., Banco Santander Argentina S.A., Banco BBVA Argentina S.A., Banco Macro S.A. and Industrial and Commercial Bank of China S.A.U. Some of these banks, including BBVA Argentina, have one or more significant foreign investors. Argentine private banks accounted for 63.3% of total gross loans and 60.3% of total deposits in the Argentine financial sector, of which the ten largest Argentine private banks accounted for 56.0% of total gross loans and 52.1% of total deposits in the Argentine financial sector. Foreign banks compete under the same regulatory conditions as Argentine banks.
Public Sector Banks
The principal state-owned banks are Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires and Banco de la Ciudad de Buenos Aires. As of December 31, 2025, based on the available data of the Central Bank, these three institutions accounted for 28.5% of total gross loans and 33.1% of total deposits in the Argentine financial sector.
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
The Financial Institutions Law, as amended by Law No. 25,780, provides that:
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
•A transitional provision is introduced authorizing the Central Bank to: (i) provide assistance to financial entities with liquidity and / or solvency problems (already authorized under Decree No. 214/02), including those in process of restructuring by resolution of the Central Bank in terms of Article 35 bis of the Financial Institutions Law; and (ii) authorize the integration of reserve requirements of financial institutions with financial assets other than cash, in the form of demand deposits at the Central Bank or in foreign currency accounts according to Article 28 of the Central Bank’s Charter
Amendments to the Central Bank’s Charter and the Convertibility Law
The amendments introduced by law No. 26,739 may be grouped under two subjects: (i) amendments to the functions and powers of the Central Bank as the regulatory and supervisory authority of the financial sector; and (ii) the expansion of the federal government’s access to financing from the Central Bank. We briefly explain below the most relevant aspects of each.
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
•Obligations and powers of the Central Bank related to economic information. The Central Bank’s ability to supply economic information is limited to: (i) the requirement to report the expected rate of inflation for each year; (ii) the publication of statistics regarding the balances of payment and the national accounts of the Republic; and (iii) the requirement that the entity’s financial statements reflect the amount and composition of the reserves and of the monetary base were removed from the Charter.
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
•Financing of the federal government:

•Temporary Advances. Pursuant to its Charter, the Central Bank may grant temporary advances to the federal government. See “—Central Bank” above.
•Powers of the Central Bank’s board of directors. See “—Central Bank—Functions and powers of the Central Bank” above.
•Determination and application of “freely available” reserves. The Central Bank’s board of directors may determine the amount of reserves necessary to carry out the foreign exchange policy, taking into consideration the evolution of the external accounts. Consequently, the “freely available” reserves will no longer be constituted by those that exceed the amount necessary to underpin up to 100% of the monetary base. The “freely available” reserves will now be those which exceed the amount determined by the board of directors in the manner contemplated above. The amendments also expanded the scope of application of “freely available” reserves. In addition to the payment of obligations with international financial institutions, pursuant to the reform approved by Congress, the “freely available” reserves may also be applied to the payment of “official bilateral external debt”, which includes the debt that the Republic has with creditors grouped together in the “Paris Club”.
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
Financial institutions must submit certain financial information to the Central Bank, including the following:
•financial statements and other monthly, quarterly and annual reports reflecting on a consolidated basis the transactions of the financial institution, its domestic and foreign branches and its domestic and foreign “significant subsidiaries” (as defined below); and
•financial statements and other monthly, quarterly and annual reports reflecting on a consolidated basis the transactions of the financial institution, its domestic and foreign branches, its domestic and foreign “significant subsidiaries” (as defined below) or entities or companies in the Republic and abroad where the financial institution owns or controls more than 12.5% of the shares entitled to vote (in those cases determined by the Superintendence), and those companies not subject to consolidated supervision which the financial institution may have chosen to include with the prior approval of the Superintendence.
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
The table below indicates the minimum cash requirements for each type of account as of December 31, 2025

	December 31, 2025
	Categories
Type of Account	Group “A” institutions and G-SIBs not included in that Group	Remaining institutions
Current accounts and demand accounts open in Credit Unions	45.0%	20.0%

	December 31, 2025
	Categories
Type of Account	Group “A” institutions and G-SIBs not included in that Group	Remaining institutions
Other demand deposits, basic account and universal free account
In pesos	45.0%	20.0%
In foreign currency	25.0%	25.0%
Unused balances from current account advances effected	45.0%	20.0%
Current accounts of non-bank financial institutions	100.0%	100.0%
Fixed-term deposits, bonds for acceptances (including liabilities for the sale or assignment of credits to subjects other than financial institutions), reverse repurchases, bonds and stock exchange reverse swaps, investments at constant term, with advanced cancellation or renewal option:
In pesos
Up to 29 days	28.5%	14.5%
From 30 to 59 days	17.5%	10.5%
From 60 to 89 days	7.5%	5.5%
More than 90 days	3.5%	3.5%
In foreign currency
Up to 29 days	23.0%	23.0%
From 30 to 59 days	17.0%	17.0%
From 60 to 89 days	11.0%	11.0%
From 90 to 179 days	5.0%	5.0%
From 180 to 365 days	2.0%	2.0%
More than 365 days	0.0%	0.0%
Demand and term deposits made by judicial order with funds originated in legal actions currently under course and their immobilized balances
In pesos
Up to 29 days	25.5%	13.5%
From 30 to 59 days	17.5%	10.5%
From 60 to 89 days	7.5%	5.5%
More than 90 days	3.5%	3.5%
In foreign currency	15.0%	15.0%
Special deposits related to funds revenues from abroad – Decree No. 616/05	100.0%	100.0%
Term investments instrumented by nominative non-transferable certificates in pesos, corresponding to public sector security holders, entitled to exercise the prepayment option within a term not greater than 30 days after constitution thereof	28.5%	14.5%
Deposits and term investments of “UVA” and “UVI” – including savings accounts in “UVA” and “UVI”
Up to 29 days	10.5%	10.5%
From 30 to 59	8.5%	8.5%
From 60 to 89 days	6.5%	6.5%
More than 90 days	3.5%	3.5%

	December 31, 2025
	Categories
Type of Account	Group “A” institutions and G-SIBs not included in that Group	Remaining institutions
Labor Closure Fund for Workers of the Construction Industry in “UVA”	10.5%	10.5%
Deposits and term investments that are constituted on behalf of minors by funds received gratuitously	3.5%	3.5%
Sight deposits in pesos recorded as credit in money market mutual investment funds	40.0%	40.0%
Deposits in pesos in the accounts of Payment Service Providers (PSPs) offering payment accounts in which the funds of their customers are deposited	100.0%	100.0%
Deposits in exporters special accounts
In pesos	3.5%	3.5%
In foreign currency	0.0%	0.0%
Securities borrowing collateral:
Up to a 29-day residual term	40.0%	40.0%
From a 30-day residual term	35.0%	35.0%

In addition, the requirement to maintain a minimum daily balance equal to 25% of the prior month’s requirement (or 50% in the event of a shortfall) was suspended effective July 1, 2025. Subsequently, from November 1, 2025, to December 1, 2025, financial institutions were required to maintain a minimum daily integration in pesos equal to 95% of the requirement of the relevant period. On December 1, 2025, such threshold was reduced to 75%.

Reduction of the average requirement in pesos:

•The requirement is reduced for the share of loans to MSMEs in pesos to the non-financial private sector, according to the following table (only applicable to financial institutions that meet the MSMEs minimum quota):

Participation of the financing to MSMEs in the total financing granted by the entity to the non-financial private sector.	Reduction (on the total of items included in pesos). In %
Less than 4	0.0
Between 4 and less than 6	0.5
Between 6 and less than 8	0.6
Between 8 and less than 10	0.8
Between 10 and less than 12	0.9
Between 12 and less than 14	1.0
Between 14 and less than 16	1.1
Between 16 and less than 18	1.3
Between 18 and less than 20	1.4
Between 20 and less than 22	1.5
Between 22 and less than 24	1.6
Between 24 and less than 26	1.8
26 or more	1.9
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
(4)The requirement will be reduced by an amount equivalent to 60% of the sum of the “Zero Rate Credits 2021” granted within the framework of Decree No. 512/21 calculated as the monthly balance in the period prior to the computation of the requirement.
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
(15)Financing of investment projects for bovine cattle, including their working capital, without exceeding 5% of the entity’s deposits in foreign currency.
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
Prudential Regulations and Minimum Capital Requirements
The Central Bank establishes prudential regulations that require financial institutions to maintain sufficient capital to absorb losses under stress scenarios and ensure the stability of the financial system. These rules apply both on an individual and consolidated basis.
Minimum Capital Requirements
Financial institutions must comply with the higher of: (i) the minimum core capital established by the BCRA, and (ii) the capital requirement derived from credit, market and operational risk exposures.
Risk-weighted assets (“RWAs”) are calculated by applying regulatory risk weights to different asset classes, off-balance-sheet exposures and derivative positions. The BCRA categorizes institutions into two groups: (i) Group 1, systemically important domestic banks and local subsidiaries of global systemically important banks, and (ii) Group 2, all other financial institutions.
Credit Risk
Credit risk requirements reflect the size and type of exposures, using risk weights similar to international Basel standards. Lower-risk assets—such as cash, certain government exposures and highly rated counterparties—receive lower risk weights, while loans, corporate exposures, overdue financings, and certain off-balance-sheet commitments receive higher weights. Certain specific exposures, such as credit card purchases of travel services abroad or non-performing loans, carry significantly higher risk weights.
Risk weights generally range from 0% for certain low-risk sovereign exposures to up to 1,250% for higher-risk or specialized positions, depending on the regulatory classification.
The principal exposure categories include:
•Sovereign and central bank exposures, which may receive preferential risk weights depending on credit standing and regulatory classification, generally ranging from 0% to 150%;
•Financial institutions, with differentiated treatment depending on regulatory grouping and counterparty credit profile, generally ranging from 20% to 150%;

•Corporate exposures, including investment-grade companies, MSMEs and certain specialized or project financings, typically ranging from 65% to 130%, with a standard weight of 100% for other corporate exposures;
•Retail exposures, subject to regulatory classification criteria, generally ranging from 45% to 100%;
•Mortgage-secured exposures, where qualifying residential mortgages may benefit from preferential treatment (generally starting at 20% for the secured portion), while non-qualifying or commercial exposures are subject to higher risk weights, which may reach 150%;
•Past-due or non-performing exposures, which are subject to elevated risk weights depending on provisioning levels, generally ranging from 50% to 150%;
•Equity and subordinated instruments, which are generally assigned higher risk weights, generally ranging from 150% to 250%; and
•Other assets and certain off-balance sheet exposures, which are typically assigned a standard risk weight of 100%, unless subject to specific regulatory treatment.
Certain exposures — including securitizations, derivative transactions, settlement exposures and exposures to central counterparties — are subject to specific regulatory methodologies under BCRA rules.
Institutions must also consider counterparty credit risk in settlement failures and derivative transactions, as well as exposures to securitizations and off-balance-sheet commitments.
Market Risk
Market risk is defined as the risk of loss arising from adverse movements in interest rates, foreign exchange rates, equity prices, commodities and options. The BCRA applies a standardized methodology to measure these risks. Institutions must comply with market risk requirements daily, while reporting is submitted monthly.
Operational Risk
Operational risk is defined as the risk of loss resulting from failures in processes, systems, personnel or external events. In this sense, Group 1 financial institutions calculate their minimum capital requirements to cover operational risk based on a business indicator that reflects the scale of their operations while Group 2 institutions apply a formula based on gross income over the last 36 months.
Regulatory Capital Structure
Since the introduction of Basel I, financial institutions must keep an amount of total capital of not less than 8% of their risk weighted assets. Items going towards compliance with this capital requirement are classified in two groups:
• Tier 1 Capital: Common Equity Tier 1—mainly paid-in capital, retained earnings and other comprehensive income—plus Additional Tier 1 instruments;
• Tier 2 Capital: Subordinated instruments and certain loan-loss provisions.
According to Basel II, at least half of the capital requirement should be composed of core capital, preferably common equity, a category that includes both common shares and retained earnings.
Basel III established more demanding requirements, as banks must comply with three minimum ratios in relation to their risk-weighted assets. As a result, the BCRA requires financial institutions to meet the following minimum ratios:
• Common Equity Tier 1: 4.5%
• Tier 1 Capital: 6%
• Regulatory Capital: 8%
Supervisory Approach
In addition to minimum capital requirements, the BCRA reviews how Argentine financial institutions manage the risks not explicitly covered by capital rules—including interest rate risk in the banking book, concentration risk and strategic risk. The BCRA may require additional capital if it deems that a bank’s risk profile warrants it.
Institutions under consolidated supervision must also comply with capital requirements at the holding-company level and across all subsidiaries.

The following table presents, at December 31, 2025, both the calculation of our ratio of capital to risk-weighted assets computed under the Basel Accord and our capital under the minimum capital rules of the Central Bank.

December 31, 2025
(in millions of pesos, except percentages)
Basel Accord
Total capital	3,313,689.4
Risk-weighted assets	17,911,071.2
Ratio of total capital to risk-weighted assets (1)	18.5%
Required capital	1,432,885.7
Excess capital	1,880,803.7

Central Bank’s Rules (2)
Total capital	3,047,646.5
Risk-weighted assets	17,445,766.5
Ratio of total capital to risk-weighted assets (3)	17.5%
Required capital	1,435,705.8
Excess capital	1,611,940.7
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
BBVA Argentina’s LCR was 128% as of December 31, 2025, 141% as of December 31, 2024, and 271% as of December 31, 2023.

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
Effective December 1, 2025, the Central Bank introduced amendments to the foreign currency net position framework. Pursuant to these amendments, the daily positive global net position of foreign currency must remain within a range between negative 30% and 0% of the RPC of the preceding month and may not increase on the last business day of the month compared to the prior day’s balance. In addition, the negative global net foreign currency position is monitored on a daily basis.

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
Any excess above the limits will be subject to a charge equivalent to three times the Argentine Wholesale Rate (TAMAR).
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

At December 31, 2025, the aggregate of computable loans, other extensions of credit and equity investments by BBVA Argentina on a consolidated basis to related persons totaled Ps. 121,711 million, or 4.1% of BBVA Argentina’s RPC.
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
•they must be the purpose of developing activities for oil reserves, its transportation, distribution, commercialization and industrialization or the generation and/or sale of electric energy; and
•they must be subject to internal and external control by the national public sector in terms of the Financial Administration Law and the National Public Sector’s Control System Law No. 24,156.
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
The section below describes the treatment of loan loss allowances pursuant to BCRA-GAAP as they are applicable to the regulatory framework of the Argentine banking system.

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
1.The guidelines vary depending on whether they relate to commercial loans or consumer or housing loans:
a)Commercial loans: commercial financing of more than Ps. 2,742,160,000 and consumer loans of more than Ps.2,742,160,000 whose repayment is not linked to fixed or periodic income of the client, but to the evolution of its productive or commercial activity.
b)Consumer or housing loans: Personal, family and professional loans for the acquisition of consumer goods, credit card financing, or the purchase, construction or rehabilitation of the creditor’s own home. In addition, commercial loans up to Ps. 2,742,160,000 whose repayment is linked to the relevant client’s fixed or periodic income but to the evolution of his productive or commercial activity.
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
•During the course of each half-year in the case of clients whose debt at some moment has totaled between 1% of the financial institution’s total capital or the equivalent to Ps.2,742,160,000 whichever is lower, and less than 5% of the financial institution’s total capital.
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
Priority of Deposits
Law No. 24,485, as amended (including through Communication “A” 8407), effective as of April 1, 2026, sets forth that in case of judicial liquidation or bankruptcy of a financial institution, all depositors, irrespective of the type, amount or currency of their deposits, would be senior to the other remaining creditors (such as the shareholders of the bank), with exceptions made for certain labor creditors (Article 53 paragraphs “a” and “b”) and for those creditors backed by a pledge or mortgage, in the following order of priority: (a) deposits of up to Ps.50,000,000 per person (including any amount of said person deposited with a financial institution), or their equivalent in foreign currency, in accordance with the provisions of Communication “A” 7661 of the Central Bank ; (b) any and all deposits higher than Ps.50,000,000, or their equivalent in foreign currency; and (c) the liabilities originated in commercial lines granted to the bank and that directly affect international commerce.
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
The Financial Institutions Law as amended, sets forth that if a financial institution is in a situation where the Central Bank may revoke its authorization to operate and become subject to dissolution or liquidation by judicial resolution, the Central Bank’s Board may decide by absolute majority to transfer assets and liabilities of the bank in favor of financial trusts or other financial institutions and the Central Bank may totally or partially exclude the liabilities mentioned in article 49, paragraph e) of the Financial Institutions Law, as well as its credits defined in art. 53, observing the order of priority among its creditors. Regarding the partial exclusion of the liabilities mentioned in article 49, paragraph e) of the Financial Institutions Law, the order of priority set forth therein must be followed, without assigning, in any case, a differentiated treatment to liabilities of the same grade.
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
Commercial banks are authorized to trade public and private debt securities in the Argentine over-the-counter market if they are members of the A3 and authorized to act as over-the-counter brokers. In our capacity as an over-the-counter broker, we are subject to A3 rules and the supervision of the CNV, and accordingly, we must comply with certain reporting requirements.
Since 1990, the Buenos Aires Stock Exchange (BCBA) (now the ByMA) has authorized brokerage firms or houses organized as sole purpose corporations to operate as securities brokers on the ByMA. Commercial banks may freely own a securities brokerage company, as there are no current restrictions on ownership, and most of the principal commercial banks operating in Argentina have already established their own securities brokerage company. An agreement between the ByMA and representatives of the A3 dealers provides that trading in shares and other equity securities will be conducted exclusively on the ByMA and that all debt securities listed on ByMA may also be traded on the A3. Trading in Argentine government securities, which are not covered by the agreement, is conducted mainly on the A3. The agreement does not extend to other Argentine exchanges.
Commercial banks may operate as both managers and custodians of Argentine investment funds; provided, however, that a bank may not act simultaneously as manager and custodian for the same fund.
We have been registered as an over-the-counter broker since 1989. In 1991, we created Francés Valores Sociedad de Bolsa S.A., renamed later as BBVA Francés Valores S.A., by virtue of the name change registered before the IGJ on April 4, 2014 under No. 5,883 Book 68 of Corporations. In the shareholders’ meetings held on April 24, 2019 and May 15 2019, the shareholders of BBVA Francés Valores S.A. resolved to change the company’s corporate name to “BBVA Valores Argentina SA”, and the corresponding name change was registered before the IGJ on February 20, 2020, under No. 3405 Book 99 of Corporations.
On December 28, 2012 Law No. 26,831, the “Capital Markets Law” was enacted, and was supplemented by the CNV by Resolution No. 622/13 dated September 5, 2013. According to section 47 of the such law, all agents acting in the different exchange markets, must receive the prior approval of, and be registered with, the CNV. In 2014, the Bank and BBVA Valores Argentina S.A. completed their registration as settlement and integral compensation agents.
On March 8, 2019, the respective boards of directors of the Bank and BBVA Valores Argentina S.A. approved the merger of the two companies, which was ratified by the respective shareholders’ meetings of the Bank and BBVA Valores

Argentina S.A. on April 24, 2019. The merger was registered before the IGJ on August 27, 2021, under No. 13335, Book 104 of Corporations.
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

The CNV Rules include a specific chapter regarding “Prevention of Money Laundering and the Financing of Terrorism” and state that the persons set forth therein (Negotiation Agents, Clearing and Settlement Agents (which are stockbrokers), Distribution and Placement Agents, Brokerage Agents, Collective Depositary Agents, issuers with respect to capital contributions, irrevocable capital contributions for future capital increases or significant loans that have been made in its benefit, specifically with respect to the identity of contributors and/or creditors and the origin and legality of the funds so contributed or loaned) are to be considered legally bound to report under the Anti-Money Laundering Law, and therefore must comply with all the laws and regulations in force in connection with anti-money laundering and terrorism financing, as well the financing of the proliferation of weapons of mass destruction, including resolutions issued by the UIF, presidential decrees referring to resolutions issued by the United Nations Security Council in connection with the fight against terrorism and the resolutions (and its annexes) issued by the Ministry of Foreign Affairs.
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
We held a 9.65% equity interest in SEDESA as of December 31, 2025 (BCRA Communication “B” 12,955). Through Communication “B” 13,138 of March 18, 2026, the BCRA updated the Bank’s participation to 11.35%.
Pursuant to Communication “A” 7985, the amount covered by the deposit guarantee system is Ps.25,000,000 per person and per deposit. In the case of transactions in the name of two or more persons, the guarantee will be prorated among the respective holders. The total guarantee amount by persons may not exceed Ps.25,000,000 regardless of the number of accounts and/or deposits.
Through Communication “A” 8407 of March 5, 2026, the BCRA increased the abovementioned amount to Ps.50,000,000, effective from April 1, 2026.
The Central Bank may decide at any time to amend the guarantee system cover amount based on the continued consolidation of the Argentine financial sector or any other indicators.
The Argentine insurance system is financed by monthly contributions from all the financial institutions that operate in Argentina. These contributions are equivalent to 0.015% of average daily balances of demand deposits, time deposits, term investments, salary account of social security and fixed assets of previous concepts.
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
To the Bank’s knowledge, neither the Bank nor any of its affiliates have knowingly engaged in any activities, transactions, or dealings during the period covered by this annual report on Form 20-F, that are required to be disclosed under Section 13(r) of the Exchange Act.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Economic conditions
2025
During 2025 economic activity measured by GDP grew 4.4% compared to 2024. This growth was mainly driven by the agricultural sector, oil and gas and mining. On the other hand, industrial production and construction underperformed compared to the overall growth of economic activity.
The unemployment rate increased to 7.4% on average in 2025, compared to the 7.1% on average in 2024.
The national CPI increased by 31.5% in 2025, reflecting a significant deceleration of inflation compared to 117.8% in 2024.
The domestic public sector had a primary fiscal surplus of 1.4% of GDP.
2024
During 2024 economic activity measured by GDP fell 1.3% compared to 2023.
The unemployment rate increased to 7.1% on average in 2024, compared to the 6.1% on average in 2023.
The national CPI increased by 117.8% in 2024, reflecting a significant deceleration of inflation compared to 211.4% in 2023.
The domestic public sector had a primary fiscal surplus of 1.8% of GDP.
2023
During 2023 economic activity measured by GDP fell 1.9% compared to 2022 primarily due to the severe drought suffered in recent years, import restrictions, the inflationary acceleration and the two corrections of the exchange rate that took place in August 2023 and December 2023.
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
Minimum Cash Rules
–Minimum Cash Requirement:
The structure of deductions as of the date of this annual report is as follows:
•Participation of loans granted to MSMEs on the total financing to the non-financial private sector in pesos. From July 2024 this deduction is only available to financial institutions that meet the MSMEs minimum quota. On April 1, 2025, the deduction percentage was reduced by half (Communication “A” 8159).
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
During 2025, the Central Bank introduced several significant amendments to the minimum cash rules, including the following:
•Increases in reserve requirements applicable to demand deposits, money market mutual investment funds, and repurchase and securities lending transactions.
•Adjustments to compliance measurement criteria, shifting from a monthly average calculation to mandatory daily monitoring, which was subsequently replaced by a minimum daily integration requirement of 95%, subsequently reduced to 75%.
•Greater flexibility in reserve integration using government securities, through the expansion of limits and conditions applicable to reserves integrated with government bonds acquired through primary issuance.

•Reintroduction and subsequent elimination of additional requirements, including a temporary increase of 3.5 percentage points introduced in August 2025 and eliminated in December 2025, while a separate additional requirement of 5% of demand deposits, money market mutual investment funds, and repurchase and securities lending transactions remained in effect through. The Central Bank did not extend this measure beyond its original term and accordingly, such additional requirement expired on March 31, 2026.

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

• Classification of Exposures:
-Differentiated weights for SMEs (85%), investment-grade companies (65%), and pre-operational infrastructure projects (130%).
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
Subsequently, on April 30, 2024, the BCRA issued Communication “A” 7997, which further modified the dividend distribution framework, enabling financial entities, with its prior authorization, to distribute dividends for up to 60% of their “distributable profit” in three equal, monthly and consecutive installments. Additionally, non-resident shareholders have the option to receive their dividends in a single cash payment, provided that such funds are directly allocated to the subscription of BOPREAL bonds, in accordance with foreign exchange regulations.
Pursuant to Communication “A” 8214 dated March 13, 2025, up to December 31, 2025, the Central Bank enabled financial entities that obtained its prior authorization, to distribute dividends for up to 60 % of their “distributable profit” in ten equal, monthly and consecutive installments, starting from June 30, 2025 and with each such installment being paid no earlier than the day prior to the last business day of each subsequent month. The installments had to be paid in homogenous currency.
Pursuant to Communication “A” 8410 dated March 19, 2026, up to December 31, 2026, the Central Bank enabled financial entities that obtained its prior authorization, to distribute dividends for up to 60% of their “distributable profit” for the 2025 fiscal year in three equal, monthly and consecutive installments, starting from the third business day of May 2026 and with each such installment being paid no earlier than the third business day of each subsequent month.
As a result of these regulations, our ability to distribute dividends is heavily regulated.
Exchange Market Regulations
By means of Communication “A” 7106 dated September 15, 2020, even though the US$200 limit individuals could buy per month was maintained, effective September 1, 2020 payments for foreign currency-denominated purchases made abroad with credit or debit cards started to be considered within such limit and any excess would be deducted from the subsequent months’ limit. Communication “A” 7106 further stated that individuals who had refinanced outstanding credit card balances (Communication “A” 6949) and/or who had benefitted from frozen installments (Decree No. 319/20) could not access the exchange market, or otherwise engage in transactions or complete sales of securities in the country to be settled in foreign currency or transfer such securities to foreign depositary institutions, until the total payment of the outstanding balances or for as long as the benefit is in place, as the case may be. This communication also established the requirement to submit a refinancing plan to the BCRA for those who recorded scheduled capital maturities between October 15, 2020 and March 31, 2021 based on the following criteria:
•Access to the MULC (“Mercado Único y Libre de Cambio”, in Spanish) in the original term for up to 40% of the expiring capital;
•Rest refinanced with an average life of at least two years; and
•Applicable to amounts greater than US$1 million per month.
This requirement was extended to those who register capital maturities for amounts greater than US$2 million per month between April 1, 2021 and June 30, 2022 through Communications “A” 7230 and “A” 7416. Such term was further extended until December 31, 2023 by Communication “A” 7621.
Since November 26, 2021, purchases of air tickets, hotel accommodation, or any tourist service provided abroad, are forbidden to be paid through local credit card installments.
On July 26, 2022, the Central Bank set up a regime for the sale of soybean which was in effect until August 31, 2022. During such period, producers could acquire foreign currency for up to 30% of the funds obtained from the sale of soybean grains and maintain the remaining 70% into a freely available deposit with variable remuneration dependent on the evolution of the official exchange rate (Communication “A” 7556).
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
By means of Communication “A” 7917, effective December 13, 2023, the Central Bank established a new scheme to access the Free and Single Foreign Exchange Market (Mercado Único y Libre de Cambio, or “MULC” by its Spanish acronym) for importing goods and services aimed at normalizing the flow of imports which were halted due to the accumulated commercial debt. The Central Bank established different payment terms, depending on the tariff position of the imports of goods and services involved. This measure is aimed at managing foreign currency in the beginning of the year characterized by seasonally low exports.
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
During 2025, the Central Bank implemented several measures to ease foreign exchange controls, as part of a process aimed at the partial dismantling of capital controls, encouraging capital inflows and simplifying foreign trade operations. The main measures implemented by the Central Bank included:
•Facilitating the access to the foreign exchange market for individuals by allowing payments abroad under simplified conditions and eliminating affidavit requirements related to securities transactions.
•The partial reopening of dividend and profit remittances, authorizing payments to non-resident shareholders in respect of fiscal years beginning on or after January 1, 2025.
•Greater flexibility for payments related to imports and services, including the elimination of waiting periods for import payments and the extension of certain benefits to SMEs.
•Elimination of the US$ 36,000 annual cap applicable to service exporters.
•Partial liberalization of repatriation of funds and payments of financial debt to related parties, allowing access to the foreign exchange market without prior regulatory approval, provided that the funding remains in Argentina for at least 180 days.
Other Regulations
•New Monetary Policy
Effective December 6, 2024, the Central Bank reduced the monetary policy rate from 35% to 32%. Subsequently, on January 31, 2025, the BCRA reduced the monetary policy rate from 32% to 29% .
On July 2025, the BCRA eliminated the monetary policy rate, which is typical of an inflation-targeting regime. This decision allowed the BCRA to regain control over the money supply and delegate to the market the determination of the interest rate.
•Deposits and Interest Rates
By means of Communication “A” 7978 dated March 11, 2024 and effective since March 12, 2024, the Central Bank eliminated the minimum interest rate for time deposits.
Critical Accounting Policies
The Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 were prepared by the Bank’s management in compliance with IFRS-IASB, and by applying the basis of consolidation, accounting policies and measurement bases, described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Bank’s total equity and financial position as of December 31, 2025 and 2024, and its results of operations and consolidated cash flows for the years ended December 31, 2025, 2024 and 2023.
In preparing the Consolidated Financial Statements, estimates were made in order to recognize and measure the assets, liabilities, income, expenses and commitments reported therein. These estimates relate mainly to the following:
•Financial instruments – Impairment.
•Fair value of financial instruments.
•Derivatives and other future transactions.

•Business combinations.
•Income tax.
•Contingent liabilities.
Although these estimates were made on the basis of the best information available as of December 31, 2025 and 2024 respectively, events that take place in the future might make it necessary to revise these estimates (upwards or downwards) in coming years.
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

•Business combinations
Business combinations are accounted for using the acquisition method when we take effective control of the acquired company. We recognize in our financial statements the acquired identifiable assets, the assumed liabilities, any non-controlling interest and goodwill according to IFRS 3, if any. The acquisition cost is measured as the aggregate of the transferred consideration, measured at fair value on the acquisition date, and the amount of any non-controlling interest in the acquiree. Goodwill is measured at cost, as excess of the transferred consideration regarding the acquired identifiable assets and net assumed liabilities. If the fair value of the net assets acquired is higher than the consideration paid, we reassess whether we have properly identified all the assets acquired and all the liabilities assumed and review the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of the net assets acquired in comparison to the consideration paid, then the gain is recognized in the consolidated statement of income.
As described in Note 2.2. of the Consolidated Financial Statements, we completed the acquisition of FCA CF on December 10, 2025 for a purchase consideration of Ps.37,271 million. Such business combination was accounted for using the “acquisition method” set forth in IFRS 3. As a result of the application of such method, we consider that the purchase consideration is lower than the fair value of the assets acquired and liabilities assumed at the acquisition date. We reassessed whether we had properly identified all the assets acquired and all the liabilities assumed and reviewed the procedures used to measure the amounts to be recognized at the acquisition date. After such reassessment there was still an excess of the fair value of the net assets acquired in comparison to the purchase consideration paid. Therefore, we recognized a gain from bargain purchase amounting to Ps.1,037 million in the consolidated statement of income for the year ended December 31, 2025.
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
Results of Operations for the Fiscal Years Ended December 31, 2025, 2024 and 2023
Overview
The table below shows the Bank’s consolidated statements of profit or loss and comprehensive income for 2025, 2024 and 2023.

	Year ended December 31,			Variation
	2025	2024	2023	2025 vs 2024		2024 vs 2023

	(in thousands of pesos) (1)

Interest income	5,296,398,124	6,177,814,220	9,120,817,921	(881,416,096)	(14.3%)	(2,943,003,701)	(32.3%)
Interest expenses	(2,578,698,783)	(2,324,816,251)	(4,459,404,994)	(253,882,532)	(10.9%)	2,134,588,743	47.9%
NET INTEREST INCOME	2,717,699,341	3,852,997,969	4,661,412,927	(1,135,298,628)	(29.5%)	(808,414,958)	(17.3%)

Fee and commission income	873,504,172	721,987,819	728,596,716	151,516,353	21.0%	(6,608,897)	(0.9%)
Fee and commission expense	(364,482,949)	(350,254,964)	(330,541,540)	(14,227,985)	(4.1%)	(19,713,424)	(6.0%)
Gains (Losses) on financial assets and liabilities at fair value through profit or loss, net	125,391,611	200,864,657	(59,277,667)	(75,473,046)	(37.6%)	260,142,324	438.9%

	Year ended December 31,			Variation
	2025	2024	2023	2025 vs 2024		2024 vs 2023

	(in thousands of pesos) (1)

Gains (Losses) on derecognition of financial assets not measured at fair value through profit or loss, net	145,667,587	317,914,205	116,276,972	(172,246,618)	(54.2%)	201,637,233	173.4%
Exchange differences, net	193,086,874	71,873,198	601,886,838	121,213,676	168.6%	(530,013,640)	(88.1%)
Other operating income	249,179,345	187,838,081	192,640,163	61,341,264	32.7%	(4,802,082)	(2.5%)
Other operating expenses	(767,996,198)	(646,127,369)	(752,265,130)	(121,868,829)	(18.9%)	106,137,761	14.1%
GROSS INCOME	3,172,049,783	4,357,093,596	5,158,729,279	(1,185,043,813)	(27.2%)	(801,635,683)	(15.5%)

Administrative costs	(1,252,485,611)	(1,420,552,293)	(1,425,341,263)	168,066,682	11.8%	4,788,970	0.3%
Personnel benefits	(603,906,929)	(678,255,559)	(710,717,613)	74,348,630	11.0%	32,462,054	4.6%
Other administrative expenses	(648,578,682)	(742,296,734)	(714,623,650)	93,718,052	12.6%	(27,673,084)	(3.9%)

Depreciation and amortization	(111,138,349)	(104,727,608)	(82,149,812)	(6,410,741)	(6.1%)	(22,577,796)	(27.5%)
Impairment of financial assets	(729,389,894)	(382,024,738)	(382,719,950)	(347,365,156)	(90.9%)	695,212	0.2%
Gains (Losses) on net monetary position	(571,171,770)	(1,869,623,082)	(2,374,269,202)	1,298,451,312	69.4%	504,646,120	21.3%

NET OPERATING INCOME	507,864,159	580,165,875	894,249,052	(72,301,716)	(12.5%)	(314,083,177)	(35.1%)

Shared of profit or loss of entities accounted using the equity method	11,954,310	66,766	3,313,332	11,887,544	n.m	(3,246,566)	(98.0%)

PROFIT BEFORE TAX	519,818,469	580,232,641	897,562,384	(60,414,172)	(10.4%)	(317,329,743)	(35.4%)

Income tax (expense) benefit	(187,245,787)	(100,324,865)	(447,083,204)	(86,920,922)	(86.6%)	346,758,339	77.6%

PROFIT FOR THE YEAR	332,572,682	479,907,776	450,479,180	(147,335,094)	(30.7%)	29,428,596	6.5%

Attributable to owners of the Bank	315,143,929	474,106,223	449,341,296	(158,962,294)	(33.5%)	24,764,927	5.5%
Attributable to non-controlling interest	17,428,753	5,801,553	1,137,884	11,627,200	200.4%	4,663,669	409.9%

PROFIT (LOSS) FOR THE YEAR	332,572,682	479,907,776	450,479,180	(147,335,094)	(30.7%)	29,428,596	6.5%

Items that are or may be reclassified to profit or loss

Profit or loss for financial instruments at fair value through Other comprehensive income (FVOCI)
Gains (losses) for the year for financial instruments at FVOCI	(91,932,589)	(486,897,993)	939,653,706	394,965,404	81.1%	(1,426,551,699)	(151.8%)
Adjustment for reclassifications for the year	(145,667,587)	(161,288,552)	(99,736,956)	15,620,965	9.7%	(61,551,596)	(61.7%)
Related income tax (expense) benefit	83,160,063	223,182,909	(243,271,929)	(140,022,846)	(62.7%)	466,454,838	191.7%
	(154,440,113)	(425,003,636)	596,644,821	270,563,523	63.7%	(1,021,648,457)	(171.2%)

Items that will not be reclassified to profit or loss

Fair value changes for equity instruments at FVOCI
Gains (losses) for the year for equity instruments at FVOCI	3,464,708	966,651	4,650,515	2,498,057	258.4%	(3,683,864)	(79.2%)
	3,464,708	966,651	4,650,515	2,498,057	258.4%	(3,683,864)	(79.2%)

Other comprehensive income (expense), net of tax	(150,975,405)	(424,036,985)	601,295,336	273,061,580	64.4%	(1,025,332,321)	(170.5%)

Total comprehensive income for the year	181,597,277	55,870,791	1,051,774,516	125,726,486	225.0%	(995,903,725)	(94.7%)

COMPREHENSIVE INCOME (EXPENSE):
Attributable to owners of the Bank	164,168,537	52,003,501	1,048,702,258	112,165,036	215.7%	(996,698,757)	(95.0%)
Attributable to non-controlling interests	17,428,740	3,867,290	3,072,258	13,561,450	350.7%	795,032	25.9%

OTHER:
Profit for the year attributable to owners of the Bank per ordinary share (2)(3)	514.34	773.79	733.37
Profit for the year attributable to owners of the Bank per ADS (2)(3)(5)	1,543.02	2,321.37	2,200.11
Diluted profit for the year attributable to owners of the Bank per ordinary share (2)(3)	514.34	773.79	733.37
Diluted profit for the year attributable to owners of the Bank per ADS (2)(3)(5)	1,543.02	2,321.37	2,200.11
Declared dividends per ordinary share (2)(3)(4)	191.9692	1,089.5986	364.1024
Declared dividends per ordinary share (in US$)(1)	0.1413	0.5334	0.1501
Declared dividends per ADS (2)(3)(4)(5)	575.9075	3,268.7959	1,092.3071
Declared dividends per ADS (in US$)(1)	0.4240	1.6002	0.4503

	Year ended December 31,			Variation
	2025	2024	2023	2025 vs 2024	2024 vs 2023

	(in thousands of pesos) (1)

Net operating income per ordinary share (2)(3)	828.88	946.88	1,459.50
Net operating income per ADS (2)(3)(5)	2,486.64	2,840.64	4,378.50
Average ordinary shares outstanding (000s) (3)	612,710	612,710	612,710
_____________
(1)Except percentages, declared dividends per ordinary share (in US$), declared dividends per ADS (in US$), net operating income per ordinary share and net operating income per ADS data and financial ratios. Amounts in US$ were translated at the applicable exchange rate as of December 31 of each respective year.
(2)Based on the average number of ordinary shares outstanding during the year.
(3)The average number of ordinary shares outstanding during a year was computed as the average number of shares outstanding during the twelve months taking into account the outstanding amounts as of the end of each month.
(4)For the fiscal year ended December 31, 2024, the dividends in kind and cash declared at the ordinary and extraordinary shareholders’ meeting held on April 23, 2025 were Ps.89,413 million (nominal value) and in turn authorization was requested from the Central Bank to distribute Ps.89,413 million (nominal value).
For the fiscal year ended December 31, 2023, the dividends in kind and cash declared at the ordinary and extraordinary shareholders’ meeting held on April 26, 2024 were Ps.264,227 million (nominal value) and in turn authorization was requested from the Central Bank to distribute Ps.264,227 million (nominal value).
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
Pursuant to Communication “A” 8214 dated March 13, 2025, up to December 31, 2025, the Central Bank enabled financial entities that obtained its prior authorization, to distribute dividends for up to 60 % of their “distributable profit” in ten equal, monthly and consecutive installments, starting from June 30, 2025 and with each such installment being paid no earlier than the day prior to the last business day of each subsequent month. The installments had to be paid in homogenous currency. Pursuant to Communication “A” 8410 dated March 19, 2026, up to December 31, 2026, the Central Bank enabled financial entities that obtained its prior authorization, to distribute dividends for up to 60% of their “distributable profit” for the 2025 fiscal year in three equal, monthly and consecutive installments, starting from the third business day of May 2026 and with each such installment being paid no earlier than the third business day of each subsequent month.
(5)Each ADS represents three ordinary shares.
The changes in our consolidated statement of profit or loss for 2025, 2024 and 2023 were as follows:

Interest income
The components of our interest income are reflected in the following table.

	Year ended December 31,			Variation
	2025	2024	2023	2025 vs 2024		2024 vs 2023

	(in thousands of pesos, except percentages)
Interest from commercial papers and notes	936,559,886	762,890,456	952,693,896	173,669,430	22.8%	(189,803,440)	(19.9%)
Interest from government securities	813,984,609	835,435,997	3,290,206,169	(21,451,388)	(2.6%)	(2,454,770,172)	(74.6%)
Interest from credit card loans	784,477,707	568,139,062	803,661,172	216,338,645	38.1%	(235,522,110)	(29.3%)
Interest from consumer loans	757,233,199	401,920,077	373,169,446	355,313,122	88.4%	28,750,631	7.7%
Interest from other loans	545,679,227	325,990,376	486,600,151	219,688,851	67.4%	(160,609,775)	(33.0)%
Interest from overdrafts	459,785,211	398,613,271	504,122,894	61,171,940	15.3%	(105,509,623)	(20.9)%
CER clause adjustment (1)	377,730,451	1,301,945,014	1,085,457,592	(924,214,563)	(71.0%)	216,487,422	19.9%
UVA clause adjustment (2)	180,275,695	290,768,978	319,910,898	(110,493,283)	(38.0%)	(29,141,920)	(9.1)%
Interest from pledge loans	147,917,688	81,996,072	105,405,119	65,921,616	80.4%	(23,409,047)	(22.2%)
Interest from loans for the prefinancing and financing of exports	115,867,339	21,916,652	6,888,212	93,950,687	428.7%	15,028,440	218.2%
Interest on loans to the financial institutions	72,744,244	22,095,661	18,348,721	50,648,583	229.2%	3,746,940	20.4%
Interest from mortgage loans	36,002,504	20,174,400	18,510,280	15,828,104	78.5%	1,664,120	9.0%
Interest from financial leases	16,891,440	17,042,378	27,087,723	(150,938)	(0.9%)	(10,045,345)	(37.1%)
Interest from private securities	4,425,625	5,733,351	9,921,173	(1,307,726)	(22.8)%	(4,187,822)	(42.2)%
Premium for reverse repurchase agreements	293,225	1,112,693,899	1,112,100,220	(1,112,400,674)	(100.0%)	593,679	0.1%
Other financial interest income	46,530,074	10,458,576	6,734,255	36,071,498	344.9%	3,724,321	55.3%
	5,296,398,124	6,177,814,220	9,120,817,921	(881,416,096)	(14.3%)	(2,943,003,701)	(32.3%)
(1)The Reference Stabilization Coefficient (CER) is an index that reflects the variation in inflation in Argentina and is calculated based on the daily variations in the CPI as determined by the INDEC.
(2)The UVA (Purchasing Value Unit) is an index determined by the Central Bank, reflecting the variation of one one-thousandth of the average value of a square meter built for housing in Argentina (such that 1,000 UVAs are equivalent to one square meter). This value was initially set at Ps.14.05 and is updated daily based on the variation in the CER since March 31, 2016.

The following table details the results of financial assets adjusted for CER and UVA, respectively:

	Year ended December 31,
	2025	2024	2023
	(in thousands of pesos)
Government securities	(377,730,451)	(1,301,945,014)	(1,085,457,592)

	(377,730,451)	(1,301,945,014)	(1,085,457,592)

	Year ended December 31,
	2025	2024	2023
	(in thousands of pesos)
Mortgage loans	(151,999,416)	(270,795,180)	(278,668,959)
Pledge loans	(21,987,232)	(5,488,060)	(2,743,743)
Financial institutions	(216,939)	(376,247)	(811,064)
Other loans	(6,072,109)	(14,109,490)	(37,687,133)

	(180,275,695)	(290,768,978)	(319,910,898)
See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Argentine Financial System and to BBVA Argentina—Mismatch between UVA loans and UVA deposits could adversely affect our profitability”.

The Bank’s interest income decreased significantly in 2025 compared to 2024 primarily due to a significant decrease in interest from premium for reverse repurchase agreements mainly due to lower interest rates and reduced volumes of short-term liquidity placements and a decrease in interest from the CER clause adjustment mainly due to lower inflation levels, which reduced income generated from inflation-indexed securities and other financial instruments linked to inflation, which were partially offset by an increase in interest from consumer loans, mainly due to the growth of the Bank’s consumer loan portfolio and an increase in interest from other loans due to the expansion of corporate lending activities, including syndicated loans and bilateral financing transactions.
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
The variation in the interest component of interest income for the year ended December 31, 2025 resulted from a decrease in the average real rates of interest-earning assets partially offset by an increase in the average volume of interest-earning assets.
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

	December 31, 2025 vs. December 31, 2024 Increase (Decrease)	December 31, 2024 vs. December 31, 2023 Increase (Decrease)

Change in interest income due to change in:	(in thousands of pesos)
the volume of interest-earning assets	1,509,346,945	(1,464,605,727)
average real rates of interest-earning assets	(2,390,763,041)	(1,478,397,974)
Net Change	(881,416,096)	(2,943,003,701)

Interest expenses
The components of our interest expenses are reflected in the following table.

	Year ended December 31,			Variation
	2025	2024	2023	2025 vs 2024		2024 vs 2023

	(in thousands of pesos, except percentages)

Interest from time deposits	1,908,545,742	1,393,518,433	3,333,345,256	515,027,309	37.0%	(1,939,826,823)	(58.2%)
Interest from current accounts deposits	345,796,839	625,752,727	892,453,109	(279,955,888)	(44.7%)	(266,700,382)	(29.9%)
Interest from other financial liabilities	139,874,624	28,621,067	13,257,467	111,253,557	388.7%	15,363,600	115.9%
Interest from bank loans	120,259,285	55,224,623	72,491,430	65,034,662	117.8%	(17,266,807)	(23.8)%
Premium for reverse repurchase agreements	26,679,410	1,066,557	71,578	25,612,853	n.m	994,979	n.m
UVA clause adjustment (1)	14,186,559	175,464,814	122,418,032	(161,278,255)	(91.9)%	53,046,782	43.3%
Borrowing surety bond transactions	10,268,952	15,654,376	—	(5,385,424)	(34.4)%	15,654,376	N/A
Interest from savings accounts deposits	8,077,793	24,119,382	20,500,688	(16,041,589)	(66.5%)	3,618,694	17.7%
Interest on the lease liability	5,009,579	5,394,272	4,867,434	(384,693)	(7.1)%	526,838	10.8%
	2,578,698,783	2,324,816,251	4,459,404,994	253,882,532	10.9%	(2,134,588,743)	(47.9%)
(1)The UVA is an index determined by the Central Bank, reflecting the variation of one one-thousandth of the average value of a square meter built for housing in Argentina (such that 1,000 UVAs are equivalent to one square meter). This value was initially set at Ps.14.05 and is updated daily based on the variation in the CER since March 31, 2016.

The following table details the results of financial liabilities adjusted for UVA:

	Year ended December 31,
	2025	2024	2023
	(in thousands of pesos)
Time deposits	14,186,559	175,464,813	122,418,031

	14,186,559	175,464,813	122,418,031

See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Argentine Financial System and to BBVA Argentina—Mismatch between UVA loans and UVA deposits could adversely affect our profitability”.
The Bank’s interest expenses increased in 2025 compared to 2024 primarily due to an increase in interest expenses from time deposits, mainly due to higher fixed-term deposit rates offered during the year to retain peso-denominated deposits within the financial system and discourage dollarization, and an increase in interest expenses from other financial liabilities due to interest accrued on corporate bonds issued by the Bank, which were partially offset by a decrease in interest expenses from current accounts deposits due to lower interest paid on mutual fund related transactions and in interest expenses from the UVA clause adjustment, primarily as a result of lower inflation levels during the year, which reduced adjustments on inflation-indexed liabilities.
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
The variation in the interest component of interest expenses for the year ended December 31, 2025 resulted primarily from an increase in the volume of interest-bearing liabilities partially offset by a decrease in the average real rates of interest-bearing liabilities.

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

	December 31, 2025 vs. December 31, 2024 Increase (Decrease)	December 31, 2024 vs. December 31, 2023 Increase (Decrease)

Change in interest expenses due to change in:	(in thousands of pesos)
the volume of interest-bearing liabilities	1,169,450,408	(655,507,590)
average real rates of interest-bearing liabilities	(915,567,876)	(1,479,081,153)
Net Change	253,882,532	(2,134,588,743)
Net interest income
The following table sets forth the changes in the components of our net interest income for the periods discussed herein:

	December 31, 2025 vs. December 31, 2024 Increase (Decrease)	December 31, 2024 vs. December 31, 2023 Increase (Decrease)

Net interest income due to changes in:	(in thousands of pesos)
the volume of interest-earning assets and interest-bearing liabilities	339,896,537	(809,098,137)
average real rates of interest-earning assets and interest-bearing liabilities	(1,475,195,165)	683,179
Net Change	(1,135,298,628)	(808,414,958)
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
Fee and commission income
The following table provides a breakdown of our fee and commission income by category.

	Year ended December 31,			Variation
	2025	2024	2023	2025 vs 2024		2024 vs 2023

	(in thousands of pesos, except percentages)

Linked to credit cards	463,057,688	352,594,809	334,058,009	110,462,879	31.3%	18,536,800	5.5%
Linked to deposits and other	233,022,865	203,535,200	241,575,652	29,487,665	14.5%	(38,040,452)	(15.7%)
Linked to loans and other	89,122,870	78,575,023	73,679,635	10,547,847	13.4%	4,895,388	6.6%
From foreign currency transactions	32,549,075	34,152,439	31,038,074	(1,603,364)	(4.7%)	3,114,365	10.0%
Insurance agent fees	31,443,824	26,019,023	27,601,275	5,424,801	20.8%	(1,582,252)	(5.7)%
Linked to securities	21,532,541	25,421,570	19,174,761	(3,889,029)	(15.3%)	6,246,809	32.6%
Fees linked to loan commitments	2,425,110	1,106,426	1,167,201	1,318,684	119.2%	(60,775)	(5.2)%
From guarantees granted	350,199	583,329	302,109	(233,130)	(40.0)%	281,220	93.1%
	873,504,172	721,987,819	728,596,716	151,516,353	21.0%	(6,608,897)	(0.9%)
The Bank’s fee and commission income increased in 2025 compared to 2024 primarily due to an increase in fee and commission income linked to credit cards, as a result of increased commission prices and a higher volume of credit card transactions, and an increase in fee and commission income linked to deposits and other, particularly related to savings accounts, which were partially offset by a decrease in fee and commissions linked to securities due to lower volumes and commissions from purchase and sale of securities and shares and a decrease in fee and commission income from foreign currency transactions, mainly due to a lower volume of operations associated with letters of credit.
The Bank’s fee and commission income decreased in 2024 compared to 2023 primarily due to a decrease in fee and commission income linked to deposits and other, particularly related to savings accounts, which was partially offset by an increase in fee and commissions linked to credit cards, mainly due to higher commission prices and a higher volume of credit card transactions, and an increase in fee and commission income linked to securities due to higher commissions for purchase and sale of securities and shares.
Fee and commission expense
The table below shows a breakdown of our fee and commission expense by category.

	Year ended December 31,			Variation
	2025	2024	2023	2025 vs 2024		2024 vs 2023

	(in thousands of pesos, except percentages)

For credit and debit cards	199,282,212	175,131,305	188,721,046	24,150,907	13.8%	(13,589,741)	(7.2)%
For foreign trade transactions	83,104,463	81,365,404	53,017,161	1,739,059	2.1%	28,348,243	53.5%
For payment of wages	29,166,195	32,622,130	32,592,700	(3,455,935)	(10.6%)	29,430	0.1%
For new channels	18,180,048	24,872,539	17,303,981	(6,692,491)	(26.9%)	7,568,558	43.7%
For data processing	11,495,555	15,446,484	12,548,826	(3,950,929)	(25.6%)	2,897,658	23.1%
For advertising campaigns	1,889,796	867,973	2,903,904	1,021,823	117.7%	(2,035,931)	(70.1)%
Linked to transactions with securities	931,041	169,823	193,133	761,218	448.2%	(23,310)	(12.1)%
Other commission expenses	20,433,639	19,779,306	23,260,789	654,333	3.3%	(3,481,483)	(15.0%)
	364,482,949	350,254,964	330,541,540	14,227,985	4.1%	19,713,424	6.0%
The Bank’s fee and commission expense increased in 2025 compared to 2024 primarily due to higher fee and commission expenses for credit and debit cards, driven by increased cashback and promotions, as well as higher Visa processing charges associated with a higher volume of credit card transactions, and an increase in fee and commission expenses for foreign trade transactions, mainly as a result of higher fees paid to foreign banks, account maintenance charges and foreign exchange brokerage fees. These increases were partially offset by a decrease in fee and commission expense for new channels and data processing due to lower activity levels with commercial partners, which resulted in lower commissions paid.
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

	Year ended December 31,			Variation
	2025	2024	2023	2025 vs 2024		2024 vs 2023

	(in thousands of pesos, except percentages)

Gain (Loss) from government securities	121,633,115	203,511,150	(149,667,823)	(81,878,035)	(40.2%)	353,178,973	236.0%
Gain (Loss) from private securities	18,049,293	14,492,706	21,042,736	3,556,587	24.5%	(6,550,030)	(31.1%)
Gain (Loss) from corporate bonds	4,265	1,989,908	3,935,954	(1,985,643)	(99.8%)	(1,946,046)	(49.4%)
Gain (Loss) from put options	—	(902,112)	(1,495,859)	902,112	100.0%	593,747	39.7%
Interest rate swaps	(188,203)	1,355,571	(509,265)	(1,543,774)	(113.9%)	1,864,836	366.2%
Gain (Loss) from foreign currency forward transactions	(14,328,887)	(19,586,349)	67,416,100	5,257,462	26.8%	(87,002,449)	(129.1)%
Others	222,028	3,783	490	218,245	n.m	3,293	n.m
	125,391,611	200,864,657	(59,277,667)	(75,473,046)	(37.6%)	260,142,324	438.9%
The Bank’s gains/(losses) on financial assets and liabilities at fair value through profit or loss, net, decreased in 2025 compared to 2024 primarily due to a decrease in gain (loss) from government securities mainly due to a reduction in the average volume of public securities measured at fair value through profit or loss and lower valuation gains compared to 2024, which was partially offset by a gain (loss) from foreign currency forward transactions due to increased activity in foreign exchange derivatives used for trading and client transactions, in line with the increase in foreign exchange transactions following the partial easing of controls during 2025.
The Bank’s gains/(losses) on financial assets and liabilities at fair value through profit or loss, net, increased in 2024 compared to 2023 primarily due to an increase in gain (loss) from government securities due to the increase in their market value during the year, which was partially offset by a gain (loss) from foreign currency forward transactions due to the evolution of the exchange rate during the year.
Gains/(Losses) on derecognition of financial assets not measured at fair value through profit or loss, net
The table below shows a breakdown of our gains on derecognition of financial assets not measured at fair value through profit or loss, net by category:

	Year ended December 31,			Variation
	2025	2024	2023	2025 vs 2024		2024 vs 2023

	(in thousands of pesos, except percentages)

Gain (Loss) from sale of government securities	143,842,636	310,931,829	95,066,799	(167,089,193)	(53.7%)	215,865,030	227.1%
Gain (Loss) from sale of private securities	1,824,951	6,982,376	21,210,173	(5,157,425)	(73.9%)	(14,227,797)	(67.1%)
	145,667,587	317,914,205	116,276,972	(172,246,618)	(54.2%)	201,637,233	173.4%
The Bank’s gains on derecognition of financial assets not measured at fair value through profit or loss, net, decreased in 2025 compared to 2024 primarily due to lower income from the derecognition of public securities measured at fair value through Other Comprehensive Income (OCI). In accordance with IFRS 9, upon the derecognition of these securities, any cumulative gains or losses previously recognized in equity must be reclassified to the statement of profit or loss for the period.
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

Exchange differences, net
The following table provides a breakdown of our exchange differences, net by category:

	Year ended December 31,			Variation
	2025	2024	2023	2025 vs 2024		2024 vs 2023

	(in thousands of pesos, except percentages)
Income from trading in foreign currency	206,848,887	77,670,011	113,369,449	129,178,876	166.3%	(35,699,438)	(31.5)%
Conversion of foreign currency assets and liabilities into pesos	(13,762,013)	(5,796,813)	488,517,389	(7,965,200)	(137.4)%	(494,314,202)	(101.2%)
	193,086,874	71,873,198	601,886,838	121,213,676	168.6%	(530,013,640)	(88.1)%
The Bank’s exchange differences, net, increased substantially in 2025 compared to 2024, primarily due to higher income from trading in foreign currency due to increased demand for foreign exchange transactions and higher trading volumes. This increase is consistent with the gradual relaxation of controls affecting the foreign exchange market during 2025.
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
Other operating income
The following table shows a breakdown of other operating income by category:

	Year ended December 31,			Variation
	2025	2024	2023	2025 vs 2024		2024 vs 2023

	(in thousands of pesos, except percentages)
Adjustments and interest on miscellaneous receivables	47,907,049	60,684,923	78,865,374	(12,777,874)	(21.1)%	(18,180,451)	(23.1)%
Rental of safe deposit boxes	38,332,161	29,343,229	23,115,682	8,988,932	30.6%	6,227,547	26.9%
Loans recovered	33,031,118	15,584,214	19,725,329	17,446,904	112.0%	(4,141,115)	(21.0)%
Debit and credit card commissions	30,064,234	18,742,485	15,305,433	11,321,749	60.4%	3,437,052	22.5%
Punitive interest	27,479,487	9,609,897	7,392,962	17,869,590	185.9%	2,216,935	30.0%
Reversal of impairment loss (Note 10.2)	9,753,067	6,020,461	3,270,432	3,732,606	62.0%	2,750,029	84.1%
Rent	9,206,831	7,458,885	6,896,946	1,747,946	23.4%	561,939	8.1%
Fees expenses recovered	7,526,209	5,882,044	6,702,876	1,644,165	28.0%	(820,832)	(12.2)%
Commission from syndicated transactions	3,428,346	2,001,074	2,666,800	1,427,272	71.3%	(665,726)	(25.0)%
Allowances reversed	52,219	6,151,542	3,828,802	(6,099,323)	(99.2)%	2,322,740	60.7%
Other operating income	42,398,624	26,359,327	24,869,527	16,039,297	60.8%	1,489,800	6.0%
	249,179,345	187,838,081	192,640,163	61,341,264	32.7%	(4,802,082)	(2.5%)

The Bank’s other operating income increased in 2025 compared to 2024 primarily due to an increase in operating income from punitive interest income, mainly resulting from late payments on credit card balances and personal loan installments, and an increase in operating income from loans recovered, mainly due to improved recovery management efforts on previously impaired loans and higher transaction volumes during the year, which were partially offset by a decrease in operating income from adjustments and interest on miscellaneous receivables mainly due to lower interest earned on personal loans granted to employees of the Bank, and a decrease in operating income from allowances reversed due to the reversal of tax contingencies and allowances for credit losses during 2024.

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
Other operating expenses
The following table shows a breakdown of other operating expenses by category:

	Year ended December 31,			Variation
	2025	2024	2023	2025 vs 2024		2024 vs 2023

	(in thousands of pesos, except percentages)
Turnover tax	524,719,983	419,942,618	582,934,196	104,777,365	25.0%	(162,991,578)	(28.0%)
Loss on initial recognition of loans bearing below market interest rate (1)	112,481,960	34,961,531	33,433,520	77,520,429	221.7%	1,528,011	4.6%
Contributions to the Deposits Guarantee Fund (Note 41)	23,871,317	14,383,350	16,409,043	9,487,967	66.0%	(2,025,693)	(12.3%)
Provisions for legal and administrative proceedings	15,366,596	61,222,919	59,455,607	(45,856,323)	(74.9)%	1,767,312	3.0%
Damage claims	14,057,172	5,449,311	7,289,360	8,607,861	158.0%	(1,840,049)	(25.2%)
Adjustment for restatement of dividends in constant currency	3,294,680	16,381,760	—	(13,087,080)	(79.9)%	16,381,760	N/A
Loss from sale or impairment of investment properties and other non-financial assets	1,022,274	49,445,726	682,681	(48,423,452)	(97.9%)	48,763,045	n.m
Expected credit losses on financial guarantee and loan commitments	—	—	—	—	N/A	—	N/A
Other operating expenses	73,182,216	44,340,154	52,060,723	28,842,062	65.0%	(7,720,569)	(14.8)%
	767,996,198	646,127,369	752,265,130	121,868,829	18.9%	(106,137,761)	(14.1%)

(1) See Note 2.3.4. (a) to the Consolidated Financial Statements.
The Bank’s other operating expenses increased in 2025 compared to 2024 primarily due to an increase in turnover tax, mainly due to a higher volume of lending activity and banking transactions during the year, and an increase in loss on initial recognition of loans bearing below market interest rate mainly due to a higher volume of loans originated during the year and the extension of loan maturities, which were partially offset by a decrease in the adjustment for restatement of dividends in constant currency due to lower dividends distributed during 2025 compared to 2024 and a significant drop in inflation for 2025 and a decrease in loss from the sale or impairment of investment properties and other non-financial assets due to lower write-downs.
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

Administrative costs
Administrative costs include personnel benefits and other administrative expenses.
The following table shows a breakdown of personnel benefits by category:

	Year ended December 31,			Variation
	2025	2024	2023	2025 vs 2024		2024 vs 2023

	(in thousands of pesos, except percentages)

Salaries	364,462,374	355,695,149	357,008,125	8,767,225	2.5%	(1,312,976)	(0.4%)
Social security charges	109,101,968	108,537,358	117,085,257	564,610	0.5%	(8,547,899)	(7.3%)
Other short term personnel benefits	89,377,438	120,956,054	189,564,774	(31,578,616)	(26.1%)	(68,608,720)	(36.2%)
Personnel services	19,543,362	17,044,327	14,717,079	2,499,035	14.7%	2,327,248	15.8%
Personnel compensations and rewards	19,243,474	71,889,505	21,970,362	(52,646,031)	(73.2%)	49,919,143	227.2%
Other long term benefits	1,403,157	2,646,973	9,003,183	(1,243,816)	(47.0%)	(6,356,210)	(70.6%)
Termination benefits	775,156	1,486,193	1,368,833	(711,037)	(47.8)%	117,360	8.6%
	603,906,929	678,255,559	710,717,613	(74,348,630)	(11.0%)	(32,462,054)	(4.6%)
The Bank’s personnel benefits decreased in 2025 compared to 2024 primarily due to lower personnel compensations and rewards mainly as a result of lower severance payments and commercial incentives and, to a lesser extent, a decrease in other short-term personnel benefits mainly due to lower payments related to variable compensation not subject to social security contributions and lower provisions related to vacation contingencies, which were partially offset by an increase in salaries, due to salary adjustments in line with inflation and a higher number of employees and, to a significantly lesser extent, personnel services, mainly due to higher expenses related to employee housing allowances and the organization of internal tournaments and sports events for BBVA employees.
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

The following table shows a breakdown of other administrative expenses by category:

	Year ended December 31,			Variation
	2025	2024	2023	2025 vs 2024		2024 vs 2023

	(in thousands of pesos, except percentages)

Administrative services hired	107,190,217	115,372,903	87,302,767	(8,182,686)	(7.1%)	28,070,136	32.2%
Taxes	86,451,632	163,318,175	151,019,248	(76,866,543)	(47.1)%	12,298,927	8.1%
Rent	71,682,603	89,358,161	97,381,569	(17,675,558)	(19.8%)	(8,023,408)	(8.2%)
Armored transportation services	64,838,732	63,731,531	59,780,565	1,107,201	1.7%	3,950,966	6.6%
Maintenance costs	62,555,833	63,520,011	60,867,961	(964,178)	(1.5)%	2,652,050	4.4%
Advertising	50,890,096	45,086,683	39,366,763	5,803,413	12.9%	5,719,920	14.5%
Documents distribution	31,035,191	29,976,302	19,064,979	1,058,889	3.5%	10,911,323	57.2%
Security services	28,167,125	21,730,721	16,726,505	6,436,404	29.6%	5,004,216	29.9%
Other fees	28,041,297	22,598,257	20,906,394	5,443,040	24.1%	1,691,863	8.1%
Electricity and communications	27,577,411	25,980,833	24,009,518	1,596,578	6.1%	1,971,315	8.2%
IT	24,812,538	42,867,230	82,744,827	(18,054,692)	(42.1%)	(39,877,597)	(48.2%)
Trade reports	17,493,196	15,220,638	12,951,754	2,272,558	14.9%	2,268,884	17.5%
Representation, travel and mobility	6,476,595	4,998,396	4,570,162	1,478,199	29.6%	428,234	9.4%
Insurance	5,732,815	5,608,887	5,538,948	123,928	2.2%	69,939	1.3%
Stationery and supplies	1,092,998	1,152,020	1,077,332	(59,022)	(5.1%)	74,688	6.9%
Fees to Bank Directors and Supervisory Committee	1,041,204	928,389	943,046	112,815	12.2%	(14,657)	(1.6%)
Other administrative expenses	33,499,199	30,847,597	30,371,312	2,651,602	8.6%	476,285	1.6%
	648,578,682	742,296,734	714,623,650	(93,718,052)	(12.6%)	27,673,084	3.9%
The Bank’s other administrative expenses decreased in 2025 compared to 2024 primarily due to lower taxes, mainly due to a decrease in certain local operating taxes, and lower IT expenses related to digital processing and data services, as well as efficiency improvements in operational processes. These decreases were partially offset by higher security services expenses and higher advertising expenses, reflecting increased marketing and communication activities in line with the Bank’s growth strategy and focus on customers.
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

Depreciation and amortization
The following table shows a breakdown of depreciation and amortization by category:

	Year ended December 31,			Variation
	2025	2024	2023	2025 vs 2024		2024 vs 2023

	(in thousands of pesos, except percentages)

Depreciation of property and equipment (See Note 10.1)	79,752,750	70,985,296	59,220,318	8,767,454	12.4%	11,764,978	19.9%
Amortization of intangible assets (See Note 11)	21,431,224	24,843,024	10,677,437	(3,411,800)	(13.7)%	14,165,587	132.7%
Amortization of rights to use leased real estate (See Note 10.1)	6,427,856	5,345,168	6,880,790	1,082,688	20.3%	(1,535,622)	(22.3%)
Depreciation of investment properties (See note 10.2)	3,487,869	3,541,684	3,073,720	(53,815)	(1.5%)	467,964	15.2%
Loss from sale or impairment of property and equipment (See Note 10.1)	35,293	—	2,283,500	35,293	N/A	(2,283,500)	(100.0)%
Depreciation of other assets	3,357	12,436	14,047	(9,079)	(73.0)%	(1,611)	(11.5%)
	111,138,349	104,727,608	82,149,812	6,410,741	6.1%	22,577,796	27.5%
The Bank’s depreciation and amortization increased in 2025 compared to 2024 primarily due to higher depreciation of property and equipment mainly related to electronic and communication equipment supporting the Bank’s operational infrastructure, which was partially offset by a decrease in amortization of intangible assets.
The Bank’s depreciation and amortization increased in 2024 compared to 2023 primarily due to an increase in amortization of intangibles assets and an increase in depreciation of property and equipment, which were partially offset by a decrease in amortization of rights to use leased real estate and loss from sale or impairment of property and equipment as a result of recoveries.
Impairment of financial assets
As of December 31, 2025, the non-performing loan (NPL) ratio was 4.9%, compared to 1.5% as of December 31, 2024. This increase was primarily driven by a deterioration in the retail portfolio, mainly in the last quarter of 2025, particularly credit cards and personal loans, and, to a lesser extent, by the commercial portfolio, mainly related to corporate exposures.
The coverage ratio as of December 31, 2025 was 96.4%, compared to 177.0% as of December 31, 2024. This decrease in the coverage ratio is a direct result of the increase in the non-performing loan portfolio.
The NPL portfolio amounted to Ps.745,689 million at December 31, 2025 compared to Ps.148,410 million at December 31, 2024 and Ps.100,855 million at December 31, 2023.
Impairment of financial assets increased in 2025 compared to 2024 associated with the deterioration of the retail loan portfolio, particularly in credit cards and consumer loans, reflecting higher levels of delinquency in these segments during the year. This increase was also supported by the sustained growth of the Bank’s loan portfolio.
As of December 31, 2024, the NPL ratio was at 1.5%, with NPLs growing relatively less than the total portfolio, as new loans are rarely non-performing shortly after being made, compared to 1.3% as of December 31, 2023. The coverage ratio as of December 31, 2024 was 177.0%, compared to 165.3% as of December 31, 2023. This increase is due to higher requirements in provisions as a consequence of the significant growth of the credit portfolio in the last quarter of 2024.
Impairment of financial assets decreased slightly in 2024 compared to 2023 mainly due to a decrease in impairment of financial instruments related to the debt securities portfolio, which was partially offset by an increase in allowances for credit losses due to sustained growth in the loan portfolio.
Gains/(Losses) on net monetary position
In a hyperinflationary economy, reporting of operating results and financial position in the local currency without restatement is generally not considered useful to investors. Money loses purchasing power at such a rate that compares amounts from transactions and other events that have occurred at different times, even within the same accounting period, can be different or misleading.
The table below sets forth the Bank’s net monetary inflation adjustment effect, which has been calculated by applying the CPI to monetary assets and liabilities:

	Year ended December 31,			Variation
	2025	2024	2023	2025 vs 2024		2024 vs 2023
	(in thousands of pesos, except percentages)
ASSETS
Cash and cash equivalents	(1,003,131,090)	(2,202,662,658)	(2,533,281,293)	1,199,531,568	(54.5%)	330,618,635	(13.1%)
Loans and other receivables, net	(3,264,231,044)	(6,313,260,329)	(8,104,043,765)	3,049,029,285	(48.3%)	1,790,783,436	(22.1%)
Investment securities	(925,955,007)	(2,028,801,654)	(5,228,733,255)	1,102,846,647	(54.4%)	3,199,931,601	(61.2%)
Financial assets pledged as collateral	(176,166,296)	(373,106,203)	(609,474,590)	196,939,907	(52.8%)	236,368,387	(38.8%)
All other assets	(190,024,623)	(397,548,956)	(608,571,202)	207,524,333	(52.2%)	211,022,246	(34.7%)
TOTAL ASSETS (A)	(5,559,508,060)	(11,315,379,800)	(17,084,104,105)	5,755,871,740	(50.9%)	5,768,724,305	(33.8%)

LIABILITIES
Deposits	4,033,601,188	7,574,421,635	11,766,884,463	(3,540,820,447)	(46.7%)	(4,192,462,828)	(35.6%)
Other financial liabilities	470,729,454	890,205,506	1,410,558,810	(419,476,052)	(47.1%)	(520,353,304)	(36.9%)
Bank loans	120,066,325	77,609,307	128,319,627	42,457,018	54.7%	(50,710,320)	(39.5%)
Corporate bonds issued	100,147,469	18,336,049	13,724,199	81,811,420	446.2%	4,611,850	33.6%
Income tax liabilities	9,125,473	232,644,467	196,805,989	(223,518,994)	(96.1%)	35,838,478	18.2%
All other liabilities	254,666,381	652,539,754	1,193,541,815	(397,873,373)	(61.0%)	(541,002,061)	(45.3%)
TOTAL LIABILITIES (B)	4,988,336,290	9,445,756,718	14,709,834,903	(4,457,420,428)	(47.2%)	(5,264,078,185)	(35.8%)

Net monetary inflation adjustments (A) + (B)	(571,171,770)	(1,869,623,082)	(2,374,269,202)	1,298,451,312	(69.4%)	504,646,120	(21.3%)
The Bank’s net monetary inflation adjustment decreased in 2025 compared to 2024, primarily due to a significant decrease in the inflation rate during the year, which reduced the negative impact of the inflation adjustment on the Bank’s net monetary position.
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

The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Year /Period	High (1)	Low (1)	Average (2)	Period-end

	(in pesos per US$1,00)

2021	102.7500	84.7033	95.1615	102.7500
2022	177.1283	103.0400	130.8089	177.1283
2023	808.4833	178.1417	295.2123	808.4833
2024	1,032.5000	810.6500	916.2543	1,032.5000
October 2025	1,487.0833	1,347.667	1,432.0227	1,443.0000
November 2025	1,473.1667	1,388.0000	1,427.6176	1,450.7500
December 2025	1,459.4167	1,437.4167	1,447.8377	1,459.4167
2025	1,487.0833	1,032.7500	1,244.2597	1,459.4167
January 2026	1,472.7348	1,427.0331	1,449.3347	1,447.6657
February 2026	1,451.7010	1,367.2357	1,409.6571	1,408.9662
March 2026	1,418.2781	1,370.2909	1,396.3387	1,382.7578
April 2026 (through April 7, 2026)	1,395.0979	1,387.7212	1,391.5026	1,395.0979
_____________
(1)Source: BCRA.
(2)For annual averages, this is the average of monthly average rates during the period.
Fluctuations in the exchange rate between pesos and dollars affect the dollar equivalent of the peso price of the ordinary shares on the ByMA and as a result, would most likely affect the market price of the ADSs. Fluctuations in exchange rates also affect dividend income measured in dollars. The Bank of New York Mellon, as depositary for the ADSs is required, subject to the terms of the deposit agreement, to convert pesos to dollars at the prevailing exchange rate at the time of making any dividend payments or other distributions. The following table shows the rate of devaluation of the peso compared with the dollar at year end, the rate of exchange (number of pesos per dollar prevailing in the Argentine foreign exchange market at year end) and the rate of inflation for consumer price for the fiscal years ended December 31, 2025, 2024, 2023, 2022 and 2021.
Since the repeal of the Convertibility Law in January 2002, the peso has devalued 139,409.8% compared with the dollar.

	As of and for the year ended December 31,
	2025	2024	2023	2022	2021

Devaluation Rate(1)	41.3%	27.7%	356.4%	72.4%	22.1%
Exchange Rate(2)	1,459.4167	1,032.5000	808.4833	177.1283	102.7500
Inflation Rate(3)	31.5%	117.8%	211.4%	94.8%	50.9%
_____________
(1)For the twelve-month period then ended according to the Central Bank.
(2)Pesos per dollar according to the Central Bank.
(3)The inflation rate presented is for the CPI published by the Argentine National Statistics and Censuses Institute (“INDEC”) and is calculated over the prior twelve months.
Share of profit or loss of entities accounted investees using the equity method
Share of profit or loss of entities accounted investees using the equity method increased to a profit of Ps.11,954.3 million for the fiscal year ended December 31, 2025 from a profit of Ps.66.8 million for the fiscal year ended December 31, 2024, which in turn decreased from a profit of Ps.3,313.3 million for the fiscal year ended December 31, 2023. These variations are directly related to the profits or losses of the Bank’s subsidiaries and the result related to the acquisition of FCA CF in 2025.
Income tax (expense) benefit
Income tax expense for the fiscal year ended December 31, 2025 was Ps.187,245.8 million, compared to an expense of Ps.100,324.9 million for the fiscal year ended December 31, 2024 which decreased from a expense of Ps.447,083.2 million for the fiscal year ended December 31, 2023. These variations were mainly due to changes in income before income tax and the different impacts of the inflation adjustment in each year on the Bank’s taxable base, which affect the determination of current and deferred income taxes in Argentina.
The changes in our consolidated statement of comprehensive income for 2025, 2024 and 2023 were as follows:
Profit or loss for financial instruments at fair value through other comprehensive income (FVOCI)
Profit or loss for financial instruments at FVOCI for the fiscal year ended December 31, 2025 was a loss of Ps.154,440.1 million, compared to a loss of Ps.425,003.6 million for the fiscal year ended December 31, 2024 which, in turn, had decreased from a gain of Ps.596,644.8 million for the fiscal year ended December 31, 2023. These variations were primarily due to fluctuations in the market value of financial instruments measured under this model, as well as to the maturity and sale of such instruments.
The portfolio of financial instruments under the FVOCI model for the years ended December 31,2025, 2024, and 2023 was primarily composed of short-term public securities issued by the national government.
In 2023 and 2024, the volatility of public securities shifted from a scenario of extreme crisis and default parities to a recovery driven by the anchor of the fiscal surplus and the decline in inflation levels. This change in trend allowed for a sharp compression of rates. Specifically, the gain recorded in 2023 was largely due to an increase in the valuation of CER-linked bonds and dual bonds (bonds that remunerated through the payment of the maximum value resulting between the inflation adjustment —CER— or the variation of the official exchange rate —dollar-linked—), driven primarily by the significant adjustment of the official exchange rate carried out by the new government's economic authorities in December 2023 (which impacted dollar-linked bonds), and secondly by the inflationary spike in the last quarter of the year (which impacted CER-linked bonds). Conversely, the loss recorded in 2024 occurred mainly because the gap between the fair value of public securities and their technical value narrowed throughout the year, resulting in a decrease in the 2023 gain during the 2024 fiscal year.
In 2025, the price of Argentine public securities once again showed marked volatility, driven by a political scenario of high polarization, the persistence of exchange controls, and the scarce accumulation of international reserves by the BCRA. In this context, 2025 saw the sale of public securities from this portfolio starting in the third quarter, following an upward adjustment in bond prices caused by the ruling party’s victory in the midterm legislative elections.
Likewise, the “Reclassification adjustments” line reflects the realization of these gains and losses at the time of the sale or maturity of the instruments. According to IFRS 9, upon the derecognition of these securities, any accumulated gain or loss previously recognized in equity must be reclassified to the income statement for the period.
The table below shows a breakdown of most material variations for financial instruments at FVOCI by type of financial instrument for the years presented:

	Year ended December 31,
	2025	2024	2023

Profit or loss for financial instruments at fair value through Other comprehensive income (FVOCI)

Gains (losses) for the year for financial instruments at FVOCI
Government securities	(89,562,683)	(484,146,868)	911,668,512
BCRA notes	(3,385,979)	954,532	—
Corporate bonds	1,016,072	(3,705,656)	27,985,194
	(91,932,589)	(486,897,993)	939,653,706

Adjustment for reclassifications for the year
Government securities	(119,082,201)	(154,309,077)	(80,767,244)
BCRA notes	(248,171)	—	—
Corporate bonds	(26,337,215)	(6,979,475)	(18,969,712)
	(145,667,587)	(161,288,552)	(99,736,956)

Related income tax gains (losses)	83,160,063	223,182,909	(243,271,929)

	(154,440,113)	(425,003,636)	596,644,821

Fair value changes for equity instruments at FVOCI	3,464,708	966,651	4,650,515

Other comprehensive income (expense), net of tax	(150,975,405)	(424,036,985)	601,295,336

Share in other comprehensive income (OCI)/loss from investees at equity-method
The Bank did not record a balance for share in other comprehensive income (OCI)/loss from investees at equity-method in 2025, 2024 nor 2023.
Fair value changes for hedging instruments—Cash flow hedge
The Bank did not record a balance for fair value changes for hedging instruments—Cash flow hedge in 2025, 2024 nor 2023.
Fair value changes for equity instruments at fair value through other comprehensive income (FVOCI)
Fair value changes for equity instruments at FVOCI for the fiscal year ended December 31, 2025 amounted to a gain of Ps.3,464.7 million compared to a gain of Ps.966.7 million for the fiscal year ended December 31, 2024, which had decreased from a gain of Ps.4,650.5 million for the fiscal year ended December 31, 2023.

Summary of Financial Position

	As of December 31,			Variation
	2025	2024	2023	2025 vs 2024		2024 vs 2023

	(in thousands of pesos, except percentages)

Cash and cash equivalents	4,752,284,950	3,714,135,212	3,273,349,599	1,038,149,738	28.0%	440,785,613	13.5%
Financial assets at fair value through profit or loss	366,127,508	145,446,037	687,660,816	220,681,471	151.7%	(542,214,779)	(78.8%)
Financial assets at amortized cost	15,758,769,628	10,894,034,083	9,830,489,099	4,864,735,545	44.7%	1,063,544,984	10.8%

	As of December 31,			Variation
	2025	2024	2023	2025 vs 2024		2024 vs 2023

Financial assets at fair value through other comprehensive income	3,094,969,178	3,244,216,748	2,417,371,145	(149,247,570)	(4.6)%	826,845,603	34.2%
Investment in joint ventures and associates	38,566,753	31,331,842	35,424,294	7,234,911	23.1%	(4,092,452)	(11.6)%
Tangible assets	1,078,121,034	1,025,825,762	1,026,598,004	52,295,272	5.1%	(772,242)	(0.1%)
Intangible assets	119,335,631	91,069,334	94,926,544	28,266,297	31.0%	(3,857,210)	(4.1%)
Income tax assets	66,039,571	96,736,436	8,611,513	(30,696,865)	(31.7)%	88,124,923	n.m
Other assets	130,940,841	116,005,038	126,306,190	14,935,803	12.9%	(10,301,152)	(8.2)%
Non-current assets held for sale	3,236,214	4,932,578	2,441,220	(1,696,364)	(34.4%)	2,491,358	102.1%
TOTAL ASSETS	25,408,391,308	19,363,733,070	17,503,178,424	6,044,658,238	31.2%	1,860,554,646	10.6%

Financial liabilities at fair value through profit or loss	6,495,701	5,075,959	35,737,799	1,419,742	28.0%	(30,661,840)	(85.8)%
Financial liabilities at amortized cost	20,890,969,452	15,051,527,265	11,826,816,166	5,839,442,187	38.8%	3,224,711,099	27.3%
Provisions	50,305,226	61,956,873	59,365,841	(11,651,647)	(18.8)%	2,591,032	4.4%
Income tax liabilities	131,714,356	18,119,458	603,125,720	113,594,898	n.m	(585,006,262)	(97.0)%
Other liabilities	785,552,700	785,983,479	925,325,597	(430,779)	(0.1)%	(139,342,118)	(15.1)%
TOTAL LIABILITIES	21,865,037,435	15,922,663,034	13,450,371,123	5,942,374,401	37.3%	2,472,291,911	18.4%

Equity attributable to owners of the Bank	3,432,277,486	3,385,730,389	4,001,334,944	46,547,097	1.4%	(615,604,555)	(15.4%)
Non-controlling interests	111,076,387	55,339,647	51,472,357	55,736,740	100.7%	3,867,290	7.5%
TOTAL EQUITY	3,543,353,873	3,441,070,036	4,052,807,301	102,283,837	3.0%	(611,737,265)	(15.1%)

SELECTED RATIOS
Profitability and Performance
Return on average total assets (1)	1.4%	2.6%	2.6%
Return on average total equity (2)	9.2%	12.8%	12.5%

Capital	13.5%	17.5%	22.9%
Total equity as a percentage of total assets	13.9%	17.8%	23.2%
Total liabilities as a multiple of total equity	6.17x	4.6x	3.32x

Credit Quality
Allowances for loan losses as a percentage of financial assets at amortized cost (loans and advances)	3.9%	2.0%	1.8%
Allowances for loan losses	620,572,636	221,033,364	174,660,284	399,539,272	180.8%	46,373,080	26.6%
Financial assets at amortized cost (loans and advances)	15,758,769,628	10,894,034,083	9,830,489,099	4,864,735,545	44.7%	1,063,544,984	10.8%

Charge-off during the period/ average amounts outstanding
Loans and advances to government sector	–%	–%	–%
Charge-off during the period	–	–	–	–	N/A	–	N/A
Average amounts outstanding	603,070	446,173	273,014	156,897	35.2%	173,159	63.4%
Loans and advances to central bank	N/A	N/A	–%
Charge-off during the period	–	–	–	–	N/A	–	N/A
Average amounts outstanding	–	–	1,022	–	N/A	(1,022)	(100.0)%
Loans and advances to financial institutions	–%	–%	–%
Charge-off during the period	–	–	–	–	N/A	–	N/A
Average amounts outstanding	119,795,857	11,650,392	27,805,339	108,145,465	n.m.	(16,154,947)	(58.1)%

	As of December 31,			Variation
	2025	2024	2023	2025 vs 2024		2024 vs 2023

Loans and advances to customers	2.1%	1.4%	1.4%
Charge-off during the period	247,706,795	85,242,339	80,081,775	162,464,456	190.6%	5,160,564	6.4%
Average amounts outstanding	11,867,695,301	6,138,324,592	5,795,011,271	5,729,370,709	93.3%	343,313,321	5.9%

(1)Profit or loss for the year attributable to owners of the Bank as a percentage of average total assets, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
(2)Profit or loss for the year attributable to owners of the Bank as a percentage of average shareholders’ equity, computed as the average of fiscal-year-beginning and fiscal-year-ending balances.
Significant changes in financial position
The Bank’s assets increased in 2025 compared to 2024 primarily due to an increase in financial assets at amortized cost mainly due to an increase in loans and advances to customers and debt securities, and an increase in cash and cash equivalents, which were partially offset by a decrease in financial assets at fair value through other comprehensive income.
Loans to the private sector in pesos increased 37.3% compared to 2024, primarily driven by a 217.5% increase in pledge loans, primarily due to the acquisition of FCA CF, a 127.9% increase in personnel loans and a 101.3% increase in mortgage loans. In line with the systemic context, the NPL ratio increased due to the increase in retail non-performing loans in credit cards and consumer loans.
Loans to the private sector denominated in foreign currency increased 98.0% compared to 2024 mainly due to a 414.0% increase in discounted instruments and a 75.7% increase in loans for the prefinancing and financing of exports.
The Bank’s liabilities also increased in 2025 compared to 2024 primarily due to an increase in financial liabilities at amortized cost due to an increase in the deposits’ portfolio, primarily due to the increase in time deposits portfolio due to the development of a new daily price update methodology, seeking to position its rate among other banks and maximize the profitability of the product, an increase in bank loans and an increase in repurchase agreements.
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
Liquidity
Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, our ratio of liquid assets to total deposits was 44.17%, 54.15%, and 91.25%, at December 31, 2025, 2024 and 2023. Liquid assets include cash and cash equivalents and financial assets at fair value through profit or loss. The decrease in 2025 is mainly explained by an increase in total deposits relative to the smaller increase in liquid assets.
Our primary source of funds is our deposit base, which primarily consists of peso- and dollar-denominated deposits in checking accounts, savings accounts and time deposits from individuals and corporations. Deposits at December 31, 2025 totaled Ps.17,205,076 million compared with Ps.13,062,299 million at December 31, 2024.
As of December 31, 2025 and 2024, the outstanding principal and accrued interest on corporate bonds amounted to Ps.615,321,191 and Ps.152,462,334 respectively.
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
In addition, we act as trustee in 12 non-financial trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non-financial trusts at issue were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the trust assets. The trust assets represented Ps.3,451.4 million as of December 31, 2025 and mainly consisted of cash, creditors’ rights, real estate and shares.
Capital Stock
As of December 31, 2025 and 2024 the Bank’s capital stock consisted of 612,710,079 ordinary shares, par value Ps.1,00 each, all of which were issued to the stockholders. The capital stock of the Bank, after taking into account the adjustment for inflation and share premium, amounted to Ps.1,197,067,692 as of December 31, 2025 and 2024.
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

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2025
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total

	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	160,331,540	5,908,080	52,290,587	—	—	218,530,207
Government securities	2,464,438,327	816,176,061	35,263,302	—	—	3,315,877,690
Corporate bonds	10,963,318	2,939,157	30,664,836	—	—	44,567,311
Loans and advances (1)	9,040,936,005	3,327,150,909	2,087,196,290	156,208,642	453,870,367	15,065,362,213
Total	11,676,669,190	4,152,174,207	2,205,415,015	156,208,642	453,870,367	18,644,337,421
Interest-bearing liabilities:
Deposits	9,706,462,930	482,883,805	10,285	—	—	10,189,357,020
Corporate bonds	566,848,040	42,199,687	—	—	—	609,047,727
Due to other banks	2,182,611,469	182,939,810	65,112,671	—	—	2,430,663,950
Total	12,455,922,439	708,023,302	65,122,956	—	—	13,229,068,697
Asset/liability gap	(779,253,249)	3,444,150,905	2,140,292,059	156,208,642	453,870,367	5,415,268,724
Cumulative sensitivity gap	(779,253,249)	2,664,897,656	4,805,189,715	4,961,398,357	5,415,268,724
Cumulative sensitivity gap as a percentage of total interest-earning assets	(4.2%)	14.3%	25.8%	26.6%	29.1%
_____________
(1)Loan and advances amounts are stated before deducting the allowance for loan losses.
The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2025
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total

	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	159,689,394	5,908,080	17,017,384	—	—	182,614,858
Government securities	2,445,137,622	816,168,576	35,203,424	—	—	3,296,509,622
Corporate bonds	8,018,317	—	—	—	—	8,018,317
Loans and advances (1)	8,227,977,820	3,179,396,038	2,062,813,402	156,208,642	453,870,367	14,080,266,269
Total	10,840,823,153	4,001,472,694	2,115,034,210	156,208,642	453,870,367	17,567,409,066
Interest-bearing liabilities:
Deposits	4,767,584,427	297,488,082	10,285	—	—	5,065,082,794
Corporate bonds	566,848,040	42,199,687	—	—	—	609,047,727
Due to other banks	2,138,820,000	182,541,845	65,112,671	—	—	2,386,474,516
Total	7,473,252,467	522,229,614	65,122,956	—	—	8,060,605,037
Asset/liability gap	3,367,570,686	3,479,243,080	2,049,911,254	156,208,642	453,870,367	9,506,804,029
Cumulative sensitivity gap	3,367,570,686	6,846,813,766	8,896,725,020	9,052,933,662	9,506,804,029
Cumulative sensitivity gap as a percentage of total interest-earning assets	19.2%	39.0%	50.6%	51.5%	54.1%
_____________
(1)Loan and advances amounts are stated before deducting the allowance for loan losses.

The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at December 31, 2025
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total

	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	642,146	—	35,273,203	—	—	35,915,349
Government securities	19,300,705	7,485	59,878	—	—	19,368,068
Corporate bonds	2,945,001	2,939,157	30,664,836	—	—	36,548,994
Loans and advances (1)	812,958,185	147,754,871	24,382,888	—	—	985,095,944
Total	835,846,037	150,701,513	90,380,805	—	—	1,076,928,355
Interest-bearing liabilities:
Deposits	4,938,878,503	185,395,723	—	—	—	5,124,274,226
Due to other banks	43,791,469	397,965	—	—	—	44,189,434
Total	4,982,669,972	185,793,688	—	—	—	5,168,463,660
Asset/liability gap	(4,146,823,935)	(35,092,175)	90,380,805	—	—	(4,091,535,305)
Cumulative sensitivity gap	(4,146,823,935)	(4,181,916,110)	(4,091,535,305)	(4,091,535,305)	(4,091,535,305)
Cumulative sensitivity gap, and as a percentage of total interest-earning assets	(385.1%)	(388.3%)	(379.9%)	(379.9%)	(379.9%)

_____________
(1)Loan and advances amounts are stated before deducting the allowance for loan losses.
Exchange Rate Sensitivity
At December 31, 2025, our total foreign exchange-denominated asset position was Ps.7,089,919 million and our total foreign exchange-denominated liability position was Ps.7,247,460 million, resulting in a net liabilities currency position of Ps.(157,541) million. For a description of foreign exchange risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk”.
Capital Requirements
As of December 31, 2025, we had consolidated excess capital of Ps.1,611,940.7 million pursuant to the Central Bank’s rules. At such date, total capital, subject to applicable deductions, amounted to Ps.3,047,646.5 million under the Argentine risk-based capital guidelines, which are based on the Basel Accord.
As of December 31, 2024, we had consolidated excess capital of Ps.1,733,515.2 million pursuant to the Central Bank’s rules. At such date, total capital, subject to applicable deductions, amounted to Ps 3,024,195.8 million under the Argentine risk-based capital guidelines, which are based on the Basel Accord.
As of December 31, 2025, we complied with the Central Bank’s capital requirements on a consolidated basis. See a description of the minimum capital requirements currently in effect in “Item 4. Information on the Company—F. The Argentine Banking System and Its Regulatory Framework”.
As of December 31, 2025, 2024 and 2023, our shareholders’ equity was Ps.3,543,353.9 million, Ps.3,441,070.0 million and Ps.4,052,807.3 million, respectively. At such dates, our ratio of average shareholders’ equity/average total assets was 15.6%, 20.3% and 20.8%, respectively.
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

	At December 31,
	2025	2024	2023

	(in thousands of pesos, except ratios and percentages)
Calculation of Excess Capital (1)
Allocated to assets at risk	1,374,859,632	953,336,529	636,211,433
Incremental minimum capital requirements originated in excesses in other regulations (2)	—	—	50,147,024
Credit risk	1,374,859,632	953,336,529	686,358,457
Market risk	5,092,953	3,296,094	18,728,385
Operational risk	55,753,191	334,047,946	259,271,818
Required minimum capital under Central Bank rules	1,435,705,776	1,290,680,569	964,358,660

Basic net worth	3,009,706,218	3,006,486,737	3,256,908,996
Minority interest	37,940,285	17,709,078	10,619,899
Total Capital under Central Bank rules	3,047,646,503	3,024,195,815	3,267,528,895

Excess capital	1,611,940,727	1,733,515,246	2,303,170,235

Selected Capital and Liquidity Ratios
Average stockholders´ equity as a percentage of average total assets (3)	15.60%	20.33%	20.84%
Total Liabilities as a multiple of total stockholders´ equity	6.17x	4.63x	3.32x
Cash and due from banks as a percentage of total deposits	27.62%	28.43%	31.40%
Liquid assets as a percentage of total deposits (4)	47.38%	54.15%	59.53%
Loans as a percentage of total assets	56.86%	51.21%	32.33%
_____________
(1)See “Item 4. Information on the Company—F. The Argentine Banking System and Its Regulatory Framework—Prudential Regulations and Minimum Capital Requirements” for a discussion of the Central Bank’s capital requirements.
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
(4)At December 31, 2025, 2024 and 2023, “Liquid Assets” includes cash and cash equivalents and financial assets at fair value through profit or loss.
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

S&P Global Ratings
S&P Global Ratings issued during 2023 and 2024 in respect of BBVA Argentina, local long-term ratings ranging from raBBB- to raB+ and short-term ratings ranging from raA-3 to raB.
On February 7, 2025, S&P Global Ratings issued in respect of BBVA Argentina, local long-term ratings ranging from raA- and RaA-2 and short-term ratings ranging from raB+ and raB.
On October 27, 2025, S&P Global Ratings updated its national scale rating methodologies for financial institutions in Argentina to more accurately reflect local market characteristics. Following this update, S&P Global Ratings issued in respect of BBVA Argentina, local long-term ratings ranging from raA- to raAAA and short-term ratings ranging from raA-2 to raA-1, with stable outlook. As explained on the rating report: “The updated methodologies aim to enhance transparency and analytical consistency by considering local factors when determining financial institution ratings. Furthermore, we have adjusted our approach to analyzing capitalization and leverage risk fundamentals, placing greater emphasis on regulatory ratios to incorporate market-specific characteristics into our ratings”.
As of the date of this annual report on Form 20-F, S&P Global Ratings current long-term rating of BBVA Argentina is raAAA and short-term rating of BBVA Argentina is raA-1+, with a stable outlook.

Fix SCR
During 2023, 2024, 2025 and through the date of this annual report on Form 20-F, Fix SCR’s long-term national credit rating of BBVA Argentina has been AAA(arg), short-term national credit rating of BBVA Argentina has been A1+(arg), the rating of BBVA Argentina’s corporate bonds program has been AAA(arg) and the rating of BBVA Argentina´s subordinated tranches has been AA+(arg). As of the date of this annual report on Form 20-F, Fix SCR’s outlook with respect to BBVA Argentina’s ratings is stable.

Fitch Ratings
Fitch Ratings issued during 2023 and 2024 in respect of BBVA Argentina, foreign currency long-term ratings ranging from CCC- to CCC, local currency long-term ratings ranging from CCC- to CCC, and viability ratings ranging from CCC- to CCC.
On May 19, 2025, Fitch Ratings issued in respect of BBVA Argentina, foreign currency long-term ratings ranging from B- to CCC, local currency long-term ratings ranging from B- to CCC, and viability ratings ranging from CCC+ to CCC. This change followed the upgrade of sovereign rating of Argentina to CCC+ from CCC, and the upgrade of the operating environment score for the Argentinean banking system to CCC+ with a stable outlook, on the back of the removal of foreign exchange controls in April. As explained on the ratings’ report: “the parent's propensity to support BBVA Argentina is high given its strategic role in the group’s regional strategy, which underpins the assigned Shareholder Support Rating (SSR) of b–. The SSR is capped by the country ceiling of B–.”
As of the date of this annual report on Form 20-F, Fitch Ratings’ foreign currency long-term rating of BBVA Argentina is B-, local currency long-term rating of BBVA Argentina is B-, local and foreign currency short-term rating is B and BBVA Argentina’s viability rating is CCC+, while CreditWatch remains stable.
The following table sets forth the ratings issued by each of S&P Global Ratings, Fix SCR and Fitch Ratings in respect of BBVA Argentina as of December 31, 2025 and which continue to apply as of the date of this annual report on Form 20-F.

At December 31, 2025
	S&P Global Ratings	Fix SCR	Fitch Ratings
Local – Long Term Rating	raAAA	AAA(arg)
Local – Short Term Rating	raA-1+	A1+(arg)
International – Foreign Currency – Long Term			B-
International – Local Currency – Long Term			B-
International – Local and Foreign Currency – Short Term			B
Corporate Notes Global Program – up to USD 1.500 million		AAA(arg)
Subordinated Tranches		AA+(arg)
Viability Rating			CCC+
Creditwatch/Perspective	Stable	Stable	Stable
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
Trends related to the international and local scenario
The global economy is undergoing significant changes, driven in part by the policies of the U.S. administration. Uncertainty surrounding the consequences of such changes is exceptionally high, substantially increasing geopolitical, economic and financial risks. The increase in U.S. tariffs on imports from its trade partners has triggered financial market volatility, reinforcing risks to the global economic outlook. The final level and duration of these tariffs, and the high uncertainty in connection therewith, could negatively impact the world economy, worsening the prospects for the macroeconomic environment. As a result of adopted or announced tariffs, global growth could slow or decline significantly. While fiscal stimulus and monetary easing measures could partially offset the impact of trade protectionism, particularly in the Eurozone, where significant public spending increases have been announced, the impact of higher U.S. tariffs could be amplified by the adoption of retaliatory measures by other countries, sustained uncertainty, weakening confidence levels and financial deterioration, among other factors. Increased tariffs also raise the risk of inflation in the United States and the Eurozone, which could further slow private demand and, at the same time, constrain the Federal Reserve’s and the ECB’s ability to lower rates if warranted by activity.
Beyond higher import tariffs, tighter U.S. controls on migration flows could also affect the labor market in the United States, add to inflationary pressures and weigh on economic growth. The U.S. administration’s fiscal, monetary, regulatory, industrial and foreign policies, among others, could likewise contribute to financial and macroeconomic volatility. This is compounded by concerns that the Fed’s independence in decision-making may be weakened by political considerations. Amid heightened uncertainty over U.S. policies and the prospect of large fiscal deficits, the U.S. risk premium has increased, and could rise further, pushing up long-term sovereign yields and further weakening the U.S. dollar. These developments could also spark episodes of volatility, especially given the high debt levels in both developed and emerging economies. The relatively high valuations of AI-related stocks are also a source of uncertainty and may lead to financial market volatility. Rising trade protectionism and the U.S.-China rivalry could further heighten geopolitical tensions, especially against the backdrop of ongoing conflicts in Ukraine and the Middle East, recent tensions in Latin America and the Greenland crisis. In response to these risks and the changes in the foreign policy of the U.S. administration, the European Union (EU) has adopted measures to increase military spending, which could support growth but, to some extent, add pressure on inflation and interest rates in the region.
The strategic association agreement between the European Union and Mercosur establishes a comprehensive framework for commercial integration, eliminating tariff and non-tariff barriers for the majority of goods traded between the European Union and the countries comprising Mercosur. For Argentina, this treaty provides preferential and permanent access to the European market for its agro-industrial sectors, subject to new requirements for environmental traceability and sustainability. Conversely, Argentina has committed to a gradual opening of its industrial and services markets, providing enhanced legal certainty for foreign investment and facilitating the import of technology and capital goods. The strategic association agreement between the European Union and Mercosur consolidates a cooperation standard based on international rules, aligning local regulations with global practices regarding competition, intellectual property, and public procurement.
The armed conflict involving Israel, the United States and Iran could materially adversely affect Argentina’s macroeconomic framework and trade performance. Volatility affecting the global energy market could adversely affect domestic oil export valuations and Argentina’s fiscal structure of energy imports. Additionally, volatility in agricultural commodity prices and potential constraints in fertilizer supply chains could remain key to Argentina’s primary sector conditions.
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
In terms of regulatory environment affecting the financial system, the Central Bank has reduced the restrictions affecting liquidity reserve requirements and floors and caps for interest rates. We expect the Central Bank to continue this deregulatory trend in 2026.
Trends related to BBVA Argentina
Argentina experienced an economic growth in GDP of 4.4% in 2025. The policies implemented by the Milei administration throughout 2025 resulted in a primary fiscal surplus of 1.7% primarily due to a lower level of public spending, with inflation falling to 31.5% from 117.8% in 2024. Inflation is expected to continue its downward trend throughout 2026, while GDP is expected to grow at a faster pace than in previous year.
Even though inflation and interest rates continued its downward trend, in 2025, markets experienced high volatility, fueled by the expectations regarding the results of the mid-term elections. The election outcome confirmed Milei’s support and paved the way for structural reforms. During 2025, the Central Bank was unable to accumulate foreign currency reserves and, as a result, the issuance of pesos and the growth of deposits were almost nil in real terms. The Central Bank announced measures to accumulate U.S. dollars through 2026, and therefore a better performance of peso-denominated deposits is expected during the year.
Given that the Milei administration has introduced various measures to reduce Argentina’s fiscal deficit, BBVA Argentina has increased its focus on lending to the private sector as opposed to lending to the public sector.
After years of stagnation, loans denominated in Argentine pesos started to grow in real terms in the third quarter of 2024 and continued to grow throughout 2025. Since the second half of 2025, primarily as a result of high interest rates and the decrease of inflation, retail loans faced a downturn in their performance and NPL ratios started to increase. For the coming years we expect the retail and commercial segments to continue to grow in real terms. U.S. dollar-denominated loans which, at a commercial level, outperformed Argentine peso-denominated loans, are expected to continue to show a better performance than Argentine peso-denominated loans as a consequence of demand from exporters and companies seeking funding for long term projects.

In terms of funding, peso and foreign-denominated deposits showed different behaviors. While U.S. dollar-denominated deposits increased around 25%, fostered by the removal of foreign exchange controls for the retail segment, Argentine peso-denominated deposits grew at a slower pace, as the Central Bank ceased to issue money to finance the public deficit and was not active in building foreign exchange reserves. In 2025, the Bank continued to increase its market share in both U.S dollar- and Argentine peso-denominated deposits, supported primarily by a strong performance in commercial deposits.
BBVA Argentina seeks to continue to increase its loan and deposit market share in 2026.
Throughout 2025, BBVA Argentina continued to issue corporate bonds in the Argentine market, for a total outstanding principal amount of Ps. 246 billion and US$ 192 million as of December 31, 2025. Additionally, the Bank has established long term credit lines with local and international institutions, such as the IFC. We expect these funding sources to represent a greater share of our liabilities in the coming years.
Liquidity in our balance sheet in pesos and U.S. dollars remained strong, although at lower levels than in 2024 as a result of an increased demand for loans. We aim to continue to hold robust liquidity levels in 2026.
The Central Bank liquidity reserve requirements in Argentine peso have been tightened through the second half of 2025. We expect this trend to slowly start to revert in 2026 as demand for pesos grows, in the context of the new liquidity framework announced by the Central Bank in December 2025 (such as the “Deepening of the Monetary Aggregates Framework: 2026 Re-monetization Phase” initiative announced on December 15, 2025).
The Bank’s public sector debt portfolio has continued to decline as a percentage of the Bank’s total assets. Although we expect this trend to continue in coming years, the Bank will continue to hold public sector debt, as it fulfills liquidity buffer purposes.
BBVA Argentina continued to show strong levels of solvency in 2025 (with a total capital ratio under the rules of the Central Bank of 17.5% as of December 31, 2025), comfortably above minimum capital requirements. The Bank’s capital ratio decreased compared to 2024 due to growth of credit in real terms. While we believe this trend could continue in the coming years, the Bank seeks to continue to hold a safe capital position.
BBVA Argentina seeks to keep the strong pace it has shown during the last years in terms of customer growth (both commercial and retail) and its digitalization strategy, as the transformation process in which BBVA Argentina embarked a few years ago is a key component of our strategy. In this sense, BBVA Argentina expects to continue to focus on tools like Net Promoter Score, which provides us information regarding the degree of satisfaction of our customers with our service in order to continue to improve our services. Regarding our digitalization strategy, the accelerated adoption of digital tools by our customers that began in 2020, is already consolidated. We expect to continue to develop new features and tools to improve our customers’ financial health. These are developed collaboratively among the countries in which the BBVA Group platform has been implemented, generating global synergies in the development of new features and the response to market.
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
The table below indicates the names of the current members of our Board, their present position in the Board, their business background and the date of expiration of the period for which they were elected. According to regulation, the members of the Board whose appointment expired in December 2025, will remain as members of the Board at least until the next shareholders’ meeting.

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
Mr. de Cristóbal de Nicolás was elected Director in April 2022.

Jorge Delfín Luna	December-2025	First Vice Chairman	11/17/1958	Present principal occupation: regular director at BBVA Argentina; PSA Finance Argentina Compañía Financiera S.A., Rombo Compañía Financiera S.A. and FCA Compañía Financiera S.A.

Business experience: Commercial Director of BBVA; Committee Director Member at BBVA Argentina; regional interior Manager at Banco de Crédito Argentino; Director Business Banking and Foreign Trade; General Manager and Vice President of BBVA Uruguay; General Manager of Easy Bank (BBVA Argentina); and regional Manager at Citibank.
Mr. Luna was elected Director in March 2017.

Ignacio Javier Lacasta Casado	December 2025	Second Vice Chairman	02/24/1962	Present principal occupation: regular director at BBVA Argentina.

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

Business experience: in charge of Profitability Analyses and Financial Planning at Banco Español; Development and Planning Human Resources Manager at Banco de Crédito Argentino; Human Resources Administration Manager at BBVA Argentina; Organization Manager and Productivity at BBVA Argentina; Development Business Manager at BBVA Argentina; Director of Corporate Development and Transformation at BBVA Argentina; Presidential Advisor at Banco Provincia.
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
Mr. Mazzolini was elected Director in March 2017.

Gabriel Alberto Chaufán	December 2026	Regular Director	02/14/1966	Present principal occupation: regular director at BBVA Argentina, PSA Finance Argentina Compañía Financiera S.A., Rombo Compañía Financiera S.A. and FCA Compañía Financiera S.A.; Chairman at BBVA Seguros Argentina S.A. and Alternate Director at Volkswagen Financial Services Compañía Financiera S.A.

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
Mr. Chaufán was elected Director in April 2019.

Name	Current Term Ends	Current Position	Date of Birth	Present principal occupations and business experience

Gustavo Fabián Alonso (*)	December 2027	Alternate Director	07/02/1964	Present principal occupation: alternate director at BBVA Argentina.

Business experience: Commercial Director; Director of Innovation and Development; Retail Product Manager; Manager of Means of Payment and Consumption; Manager of Strategic Alliances and Products; Marketing manager; Zone Manager; and Branch Manager Pilar, San Nicolás and Rosario, all at BBVA Banco Francés.
Mr. Alonso was elected Director in April 2022.

Carlos Eduardo Elizalde	December 2027	Alternate Director	06/12/1961	Present principal occupation: alternate director at BBVA Argentina.

Business experience: Regional Banking Director of Global Latam Operations at BBVA; General Manager at AL-Rajhi Bank; free-lance consultant in Riyadh KSA Buenos Aires; General Director at Citigroup Miami; Regional Head for Latin America at Citigroup Miami; and Head of Regional Sales at Citigroup Buenos Aires.
Mr. Elizalde was elected Director in April 2023.

Juan Christian Kindt	December 2027	Alternate Director	11/14/1969	Present principal occupation: alternate director at BBVA Argentina.

Business experience: various positions at BBVA Argentina, including Director of Business Development; Business Execution Manager; Segments and Business Manager; Commercial Channels, Telemarketing, and Customer Service Manager; Financing and Consumer Manager in Retail Banking; Regional Manager for the Metro South area; Territorial Regional Manager for Buenos Aires; and Branch Manager of the Comodoro Rivadavia branch.
Mr. Kindt was elected Director in April 2025.
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
At the ordinary and extraordinary shareholders’ meeting held on April 23, 2025, Ignacio Javier Lacasta Casado who served as Alternate Director, was appointed as a Regular Director. In addition, Juan Christian Kindt was elected as Alternate Director.
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

Name	First Appointed	Current Position	Date of Birth	Background and Business Experience

Jorge Alberto Bledel	2024	Chief Executive Officer	01/04/1980	Work Experience: Director of Business Development for South America at BBVA Spain; Business Development Director, Digital Banking and Transformation Director, Innovation and Business Models Manager, Investment and Insurance Manager, Asset Management Manager, Portfolio Manager, all at BBVA Argentina; Director at Prisma Medios de Pago S.A., Volkswagen Financial Services Compañía Financiera S.A., Neón (Brazil) and Openpay (Mexico).

Mr. Bledel joined the Bank in 2001.

Carmen Morillo Arroyo	2022	Chief Financial Officer	03/14/1976	Work Experience: Global Financial Planning & Performance discipline leader; Director of Planning and Management Control for Businesses in South America; Manager of Planning and Management Control of South American Banks; Financial Analyst; Business Banking Manager BBVA Spain.

Ms. Morillo Arroyo joined the Bank in 2022.

Leandro Alvarez	2020	Director, Engineering & Data	03/26/1970	Work Experience: Head of Solutions Development at Business Development Officer, Assistant Manager of Channels & Application Architecture; Regional manager for Latin America for the technological replacement of the bank branch systems where BBVA has been present (BBVA Aplica SA) and Assistant Manager of Channels and Markets.

Mr. Alvarez joined the Bank in 1994.

Pablo Hernan Jordan	2024	Director, Business Banking	06/13/1977	Work Experience: Chief Commercial Officer at BBVA Argentina since October 2021. Previously, he served as Business Coordination Manager, Territorial Manager, Commercial Banking Manager, Deputy Territorial Manager for Retail Banking, Territorial Commercial Assistant, VIP Executive and Individual Banking Officer, all positions at BBVA Argentina; Director at Volkswagen Financial Services Compañía Financiera S.A.

Mr. Jordan joined the Bank in 1998.

Javier Lipuzcoa Serón	2025	Director, Retail Banking	04/13/1984	Work Experience: several positions at BBVA, including Head of European Expansion for Digital Banking, Head of Open Market Customer Solutions, and Global Head of Sales Force Solutions. He also served as Head of Platform Implementation and Planning for Global Architecture and IT Innovation, as well as Head of Strategy and Control for Global Architecture and IT Innovation. Additionally, he was a member of the advisory board at Datio Big Data. Prior to joining BBVA, he held various roles at McKinsey & Co.

Mr. Lipuzcoa Serón joined the Bank in 2025.

Name	First Appointed	Current Position	Date of Birth	Background and Business Experience

Vanesa Erica Bories	2024	Director, Talent & Culture	07/27/1972	Work Experience: Head of Compensation, Organization, Administration, Payroll, and SAE in the Talent and Culture Department; Head of Country Manager’s Office; Head of Investor Relations and Planning; Head of Commercial Intelligence; Head of Management Schemes and Network Analysis in the Business Development Management of the Commercial Department; all at BBVA Argentina.

Ms. Bories joined the Bank in 1997.

María Verónica Incera	2023	Director, Corporate & Investment Banking	05/14/1970	Work Experience: Head of Global Clients in the United States, having corporate governance responsibilities for the BBVA NY Branch; Industry Banker for Consumers. Before joining BBVA, she worked for Credit Agricole in Argentina and New York, where she held various positions.

Ms. Incera joined the Bank in 2023.

Gerardo Fiandrino	2015	Director, Risks	11/11/1965	Work Experience: retail banking director for South América at BBVA; wholesale banking director for South América at BBVA; retail risks manager at BBVA Argentina; wholesales and corporate manager at BBVA Argentina; admission and control manager at BBVA Argentina; control and operational risks manager at BBVA Argentina; director at Rombo Compañía Financiera S.A.; alternate director at PSA Finance Argentina Compañía Financiera S.A. and FCA Compañía Financiera S.A.; portfolio control manager at Banco de Crédito Argentino; and senior investment banking officer at Banco de Crédito Argentino.

Mr. Fiandrino joined the Bank in 1992.

Eduardo González Correas	2017	Director, Legal Services	03/07/1982	Work Experience: Legal manager Banking Business, Corporate & Investment Banking at BBVA Argentina; Legal Assistant Manager Corporate & Investment Banking at BBVA Argentina; lawyer Legal Assistant Management Corporate & Investment Banking at BBVA Argentina; lawyer at Estudio Jurídico Allende & Brea; lawyer at Estudio Jurídico Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz (h).

Mr. González Correas joined the Bank in 2008.

Beatriz Francia Guerrero	2025	Chief Internal Control and Compliance Officer	11/12/1981	Work Experience: Head of Regulation, Internal Control and Compliance at BBVA Uruguay; Head of the Customer Compliance Discipline, before Responsible for the Customer Compliance subunit, both in the Global Compliance Unit, within the Regulation and Internal Control Area; Regulatory Compliance Team Leader; Technician at the Bastanteos, Oficios and Testamentary Center, all at BBVA.

Ms. Francia Guerrero joined the Bank in 2025.
The service agreements of the directors and the executive officers of the Bank do not provide for benefits upon termination of employment except as described in “—B. Compensation” below.
B.Compensation

The Bank has a Nomination and Remunerations Committee which was created on March 30, 2009. Its members must be directors with no executive functions and the presidency will be exercised by an independent director. Its main functions are to provide assistance to the Board in all issues regarding compensation policies and other benefits. Moreover, it is also in charge of stating the terms and conditions for the selection and hiring of the key principal executives of the Bank. As of the date hereof it consists of (i) Gabriel Chaufán; (ii) Jorge Delfín Luna; (iii) Adriana Fernández de Melero, (iv) Ernesto San Gil, (v) Lorenzo de Cristóbal de Nicolás, (vi) Javier Pérez Cardete and (vii) Ignacio Javier Lacasta.
The aggregate amount of compensation paid by the Bank and its subsidiaries during the fiscal year ended December 31, 2025 to all directors and officers for services in all capacities, including salaries and bonuses, was Ps.11,224,435 million. This amount also included compensation accrued during 2024 and paid in 2025. Disclosure of the directors individual compensation is not required under Argentine law. Moreover, Argentine legislation requires approval of an aggregate amount of Director’s compensation in the annual ordinary shareholders’ meeting.
During the fiscal year ended December 31, 2025 and 2024, the Bank did not pay, set aside or accrue any amount as contribution to pension plans.
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
At the ordinary and extraordinary shareholders’ meeting of BBVA Argentina held on April 23, 2025, the following members were appointed to the Supervisory Committee:

Expiration of term
Regular	Gonzalo José Vidal Devoto	December 31, 2025
	Vanesa Claudia Rodríguez	December 31, 2025
	Marcelino Agustín Cornejo	December 31, 2025

Alternate	Lorena Claudia Yansenson	December 31, 2025
	Magdalena Laudignon	December 31, 2025
	Julieta Paula Pariso	December 31, 2025
Both the regular and alternate members of the Supervisory Committee as of December 31, 2025 had represented, in their capacity as lawyers, to the Bank that: (a) they performed or were prepared to perform the function of legal advisors with the professional independence required by technical resolution No. 15 of the Argentine federation of professional councils in economic sciences; (b) they were members of Biscardi & Asociados S.R.L. and qualified as “independent” according to General Resolution No. 622 (New Text 2013), and (c) they disclosed all the information required by the CNV regarding their professional relations with the Bank.
Below is some background information of the current members of the Supervisory Committee.
•Gonzalo José Vidal Devoto: Lawyer, member of Biscardi & Asociados S.R.L.; regular member of the Supervisory Committee of Banco BBVA Argentina S.A.; Bimbo de Argentina S.A.; Rombo Compañía Financiera S.A.; PSA Finance Argentina Compañía Financiera S.A.; Volkswagen Financial Services Compañía Financiera S.A.; FCA Compañía Financiera S.A.; BBVA Broker S.A.; BBVA Consolidar Seguros S.A; Consolidar AFJP (undergoing liquidation proceedings); Centro Automotores S.A.; Centro del Norte S.A.; Cormasa S.A.; Courtage S.A.; Orazul Generating S.A.; Orazul Energy Southern Cone S.R.L.; INC S.A.; Plan Rombo S.A. de Ahorro para Fines Determinados; Santista Argentina S.A.; VTV Norte S.A.; Banco de Servicios Financieros S.A.; Alimentos Valente Argentina AVA S.A.; Rombo Compañía Financiera S.A.; Renault Argentina S.A.; VTV Metropolitana S.A.; Bimbo Frozen Argentina S.A. and Metalurgica Tandil S.A. He serves as an alternate member of the supervisory committee in: Consultatio Asset Management Gerente de Fondos Comunes de Inversión S.A.; Volkswagen Financial Services

Compañía Financiera S.A.; Orazul Energy Cerros Colorados S.A. and Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversion S.A.
•Vanesa Claudia Rodríguez, Senior Lawyer at Biscardi & Asociados S.R.L. (she is in charge of the corporate law area of the firm); regular member of the Supervisory Committee of Banco BBVA Argentina S.A.; Rombo Compañía Financiera S.A. and PSA Finance Argentina Compañía Financiera S.A. From her position at Biscardi & Asociados S.R.L., she advises firms such as Compañía de Alimentos Fargo S.A., GDC Argentina S.A., Pandurata Argentina S.A., Daikin Air Conditioning Argentina S.A. (among others), in all matters related to corporate advice for companies. She worked at the Sáenz Valiente & Asociados Law Firm as a lawyer, and later as an associate, advising clients such as Grupo Clarín, Cablevisión S.A., Artear and AGEA, among others. Mrs. Rodríguez graduated from the National School of Commerce of Formosa with the title of commercial expert and later graduated as a lawyer at the Universidad Católica Argentina with diploma of honor. She specialized in Corporate Law at the Universidad Notarial Argentina, also pursuing postgraduate degrees at UADE and at the Universidad Católica Argentina. She also completed the Master of Laws at New York University (NYU), being admitted to practice law in the state of New York. She is a Professor of Private International Law at the Universidad Católica Argentina and UCES, a professor in Compliance specialization courses and a member of the Institute of Private International Law of the Bar Association of Buenos Aires.
•Marcelino Agustín Cornejo: Lawyer, member of Biscardi & Asociados S.R.L.; Academic Director of the Diploma in Public Management UNAB; Constitutional Law Teaching Assistant; Legal representative at Estudio Arrizabalaga, Biscardi & Asociados; INSSJP Legal Technical Secretary. He currently holds the position of regular member of the Supervisory Committee at: Banco BBVA Argentina S.A.; BBVA Broker S.A.; BBVA Consolidar Seguros S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Rombo Compañía Financiera S.A.; Volkswagen Financial Services Compañía Financiera S.A.; Compañía de Alimentos Fargo S.A. He serves as deputy member of the Supervisory Committee at PSA Finance Argentina Compañía Financiera S.A. and FCA Compañía Financiera S.A. Mr. Marcelino Agustin Cornejo studied Law with a focus on Public Administrative Law at the Universidad de Buenos Aires, completed a master’s degree in Economic Administrative Law (UCA) and obtained a specialization in Constitutional Law (UCASAL).
•Julieta Paula Pariso: Lawyer, member of Biscardi & Asociados S.R.L.; alternate member of the Supervisory Committee of: Banco BBVA Argentina S.A.; BBVA Broker S.A.; Consultatio Asset Management Gerente De Fondos Comunes De Inversión S.A.; Daikin Air Conditioning Argentina S.A.; Rombo Compañía Financiera S.A.; BBVA Consolidar Seguros S.A.; Centro Automotores S.A.; Centro del Norte S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Cormasa S.A.; Courtage S.A.; Orazul Energy Cerros Colorados S.A.; Orazul Generating S.A.; Orazul Energy Southern Cone S.R.L.; Industrial Valores S.A.; Metalúrgica Tandil S.A.; Plan Rombo S.A. De Ahorro Para Fines Determinados; Renault Argentina S.A.; Rombo Ahorro S.A. De Ahorro Para Fines Determinados; Santista Argentina S.A.; VTV Norte S.A.; Banco de Servicios Financieros S.A.; VTV Metropolitana S.A.; INC S.A. Industrial Asset Management Sociedad Gerente de Fondos Comunes de Inversión S.A. and Volkswagen Financial Services Compañía Financiera S.A.
•Lorena Claudia Yansenson: Lawyer, member of Biscardi & Asociados S.R.L.; alternate member of the Supervisory Committee of Banco BBVA Argentina S.A.; Bimbo de Argentina S.A.; Rombo Compañía Financiera S.A.; BBVA Broker S.A.; Consolidar Seguros S.A.; Consolidar AFJP S.A. (undergoing liquidation proceedings); Centro Automotores S.A.; Centro del Norte S.A.; Cormasa S.A.; Courtage S.A.; Orazul Generating S.A.; Orazul Energy Southern Cone S.R.L.; INC S.A.; Plan Rombo S.A. de Ahorro para Fines Determinados; Renault Argentina S.A.; Santista Argentina S.A.; VTV Norte S.A.; Banco de Servicios Financieros S.A.; Alimentos Valente Argentina AVA S.A.; VTV Metropolitana S.A.; Bimbo Frozen Argentina S.A. and Metalurgica Tandil S.A.
•Magdalena Laudignon: Lawyer in the litigation department at Biscardi & Asociados S.R.L.; alternate member of the Supervisory Committee of Banco BBVA Argentina S.A. and Volkswagen Financial Services Compañía Financiera S.A. Miss Laudignon received a Bilingual Bachelor’s degree with a Humanities Orientation from Highlands School. She later received her law degree from the Argentine Catholic University, where she also completed a Master’s Degree in Civil Property Law.
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
Ernesto San Gil
Ignacio Javier Lacasta Casado
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
Eduardo González Correas
Its main purpose is to provide information and advice regarding the nomination and compensation of directors and executive officers. Its main functions are to:
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
•Management Committee
As of the date of this annual report, the Management Committee consists of: (i) Jorge Alberto Bledel; (ii) Pablo Hernan Jordan; (iii) Javier Lipuzcoa Serón; (iv) Vanesa Bories; (v) Carmen Morillo Arroyo; (vi) Gerardo Fiandrino; (vii) Leandro Alvarez; (viii) María Verónica Incera; (ix) Eduardo González Correas and (x) Beatriz Francia Guerrero.
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
The Management Committee meets monthly.

•Information Technology Committee
The Information Technology Committee assists the Board of Directors to oversight the technological risk and cybersecurity management and in monitoring the technological and cybersecurity strategy and is responsible for the institutional treatment of the policies, goals and planning of the information systems area, and as of the date of this annual report consists of: (i) Leandro Alvarez; (ii) Gabriel Alberto Chaufán; (iii) Adriana María Fernández de Melero; (iv) Analía González; (v) Daniel Neme; (vi) Atilio Lucarelli; (vii) Alejandro Baccino; (viii) Marcelo Palmero; (ix) Lucía Femminella; (x) Lucrecia Eiriz; (xi) Ariel Barrios and (xii) Gabriela Molinengo. The Information Technology Committee meets quarterly.
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
•Asset Laundering and Terrorism Financing Prevention Committee
The Asset Laundering and Terrorism Financing Prevention Committee as of the date of this annual report consists of: (i) two directors, Gabriel Alberto Chaufán, who is the compliance officer on money laundering prevention before the anti-money laundering organism (Unidad de Información Financiera) and Gustavo Alberto Mazzolini; (ii) the compliance director, Beatriz Francia Guerrero; (iii) the official in charge of the compliance area processes, Leonardo Rojas and (iv) the responsible for the money laundering prevention area, Federico Maliandi.
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
The main purpose of the Risks Management Committee is to:
-approve client transactions that exceed the powers granted to the Retail Risk Management and/or Recoveries units;
-approve refinancing, cancellations and penalties for individual or corporate clients;
-approve the retail portfolio transactions (risks concerning means of communications, public importance, political party officials, trade unions or associated companies of the Bank or its members);
-treat the proposal for delegation of powers that will then be submitted to the Board for approval;
-approve the Specific Risk Management Framework annually and periodically monitor the evolution of the metrics defined therein;
-define and approve the manuals, policies, practices and procedures to identify, evaluate, measure and handle the risks to which the entity is exposed to (credit, market, structure, liquidity, operational risks, among others);
-approve rating tools and models and campaigns of pre-approved items or massive campaigns);
-review and process proposals for strategic regulations (e.g., guidelines regarding regulatory development and governance, risk appetite, specific risk management frameworks, write-offs/remediation, Internal Capital Adequacy Assessment Process (ICAAP), and recovery plans), first-level risk management policies. delegation schemes (establishing criteria for delegated authority and decision-making scopes) or stress test results, in all cases for approval by the Board of Directors;

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
-monthly review of IFRS 9 sanitation according to IFRS 9 methodology;
-ensure the promotion of a risk culture;
-approve temporary grants of power (for a 30-day period), which granting must subsequently be ratified by the Board of Directors;
-approve portfolio sale processes and their results, as well as the disposal of assets held in lieu of debt; and
-monitor on a semi-annual basis any requirements that may arise within the RMC (Risk Management Committee)
•Risks Committee
The Risks Committee advises the Board of Directors on matters related to the oversight and approvals required with respect to the management of various types of risks faced by BBVA Argentina in its ordinary course of business. This advice is given in accordance with corporate governance best practices, in particular, the regulations of the Central Bank and the principles set forth by the BBVA Argentina Group. The Risks Committee is composed of a minimum of two and a maximum of three directors, the majority of whom possess experience in risk management practices; the Executive Director of Internal Control and Compliance; and the Chief Risk Officer, who attends with the right to speak but not to vote.
The main responsibilities of the Risks Committee are the following:
–Review and propose the Bank’s Annual Risk Appetite Framework, which must incorporate the qualitative Risk Appetite Statement and its quantitative transformation through a series of risk indicators.
–Establish risk management policies and regulations within the Board’s purview, ensuring their proper dissemination among management bodies and their periodic review and update.
–Ensure that the Bank is equipped with the appropriate means, systems, structures, and resources to comply with its principles in this area.
–Conduct formal and periodic monitoring of the Bank’s risk profile to ensure that its evolution and trends are consistent with the Board’s objectives or, that pertinent corrective measures are taken.
–Monitor Senior Management activities regarding the management of credit, market, liquidity, operational, structural, concentration, and reputational risks, among others.
–Propose tolerance levels for each risk type to the Board and monitor compliance with the action plan linked to the BCRA’s “Guidelines for Risk Management in Financial Institutions”.
–Review the preliminary ICAAP report.
In this regard, the Risk Committee is responsible for overseeing the proper management of the credit, liquidity, market, interest rate, operational and concentration risks. The Risks Committee must analyze, review, oversight, provide adequate support and assistance to the Board with respect to these risks, facilitating the Board’s fulfilment of its objectives and related responsibilities.
The Risks Committee must have a Secretary, who may be the Secretary of the Board or their designee. The Risks Committee meets bimonthly. Additional meetings may be convened as circumstances require and at the proposal of any of its members.
•Corporate Assurance Committee

As of the date hereof, the Corporate Assurance Committee consists of the executive director as Chairman, the members of the Management Committee as permanent participants and the Secretary of the Committee, which is the non-Financial Risk Manager.
The main functions of this committee are:
–to promote and ensure the effectiveness of the control model and the necessary culture of transparency and self-criticism;
–to ensure the implementation and maintenance of the corporate assurance model within the BBVA Group entities;
–to prioritize control weaknesses identified by the expert areas and the internal audit bureau regarding adequacy, appropriateness and timeliness of the proposed remedial actions;
–to ensure that experts activities are carried out with self-criticism and transparency;
–to understand, evaluate, and assign responsibilities for managing risks that are submitted for consideration;
–to give timely follow up on agreed action plans to mitigate risks;
–to communicate to specialists and business units all decisions;
–to promote awareness of the operational risk model, as well as the dissemination of corporate policies governing the matter;
–to solve and take decisions regarding the operational risk, required by its materiality or importance;
–to ensure the implementation of the operational risk model and facilitate proper management for operational risks related to BBVA Argentina business;
–to supervise the proper implementation of tools and model methodology; and
–to deal with any matter that enhances the quality and reliability of BBVA Argentina internal controls and its affiliated companies.
Meetings of the Corporate Assurance Committee may be ordinary and extraordinary. The former, are held on a quarterly basis, summoned in advance by the secretary. The latter are held when summoned by the secretary or upon the request of one or more members of the committee when special circumstances so require it.
•Assets and Liabilities Committee
The Assets and Liabilities Committee consists of: (i) the executive director, Jorge Alberto Bledel; (ii) the retail banking director, Javier Lipuzcoa Serón; (iii) the Chief Financial Officer, Carmen Morillo Arroyo; (iv) the risks director, Gerardo Fiandrino; (v) the business banking director, Pablo Hernán Jordan; (vi) the corporate & investment banking director, María Verónica Incera; (vii) the Financial Management Manager, Diego Cesarini, all of them as permanent participants; (viii) the BBVA Research director, Marcos Dal Bianco; and (ix) the financial risks and reporting manager, Ezequiel Bulos, all of them as guests.
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
Main Responsible Officer: Leonardo Daniel Rojas
Alternate Responsible Officer: Beatriz Francia Guerrero / Carolina Noelia Guevara
-Responsible for the Liquidity Policy (Communication “A” 2879 BCRA):
Main Responsible Officer: Diego Cesarini
-Responsible for Information Systems (Communication “A” 2593 BCRA)
Main Responsible Officer: Carmen Morillo Arroyo
Alternate Responsible Officer: Javier Lipuzcoa Serón
-Responsible for Market Relations (Law No. 26,831)
Main Responsible Officer: Eduardo González Correas / Carmen Morillo Arroyo
Alternate Responsible Officers: Rocío Carreras / Diego Cesarini
-Compliance Officer on Money Laundering Prevention (Communication “A” 5004 BCRA):
Main Responsible Officer: Gabriel Alberto Chaufán
Alternate Responsible Officer: Gustavo Alberto Mazzolini Casas
-Security Responsible for Financial Entities (Communications “A” 5120 and 5132 BCRA)
Main Responsible Officer: Juan Antonio Calderón
Alternate Responsible Officer: Victor Fabian Garibotto
Advisors
All internal legal advice is provided to the Bank by its own legal services department.

D.Employees
The following table shows the breakdown of our full-time payroll employees as of December 31, 2025, 2024 and 2023:

	As of December 31,
	2025	2024	2023
Main office	4,429	4,053	3,795
Branches	2,260	2,236	2,214
Total	6,689	6,289	6,009
Our employees are represented by a national bank union with optional membership. As of December 31, 2025, 2,305 employees were unionized. The union negotiates a collective bargaining agreement to establish minimum salaries for all of its members. We have not experienced any conflicts with the union for over 20 years and we consider relations with our employees to be satisfactory.
We have a personnel Training and Development Department, which is in charge of the training of all of the Bank’s employees. This includes in-house training courses and seminars in all areas: Operations, Technology and Business (Branches, Corporate Banking). We provide bonuses to individual employees on a discretionary basis, taking into consideration individual merit and overall profit levels. We do not have a formal profit-sharing plan.
The Bank does not employ a significant number of temporary employees.
E.Share Ownership
As of February 28, 2026, none of our directors or senior executives owned shares or options on shares of BBVA Argentina.
F.Disclosure of a registrant’s action to recover erroneously awarded compensation
Not applicable
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 28, 2026, by each person who, to our knowledge, beneficially owned more than 5% of our ordinary shares as of such date. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned at February 28, 2026
Beneficial Owner	Number of Shares	Percentage of Shares Outstanding
Banco Bilbao Vizcaya Argentaria S.A.	245,154,707	40.0%
BBV América SL (1)	160,110,585	26.1%
The Bank of New York Mellon (2)	96,630,900	15.8%
Administración Nacional de Seguridad Social	48,487,648	7.9%
_____________
(1)BBV América SL, is under the control of BBVA.
(2)As holder agent of ADSs.
Our capital stock at December 31, 2025 was 612,710,079 shares. As of such date, BBVA had an equity interest in the Bank of 66.55%.
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

As of December 31, 2025, according to our records 16 holders of ordinary shares and 33 registered holders of ADSs (in accordance with the records of the Bank of New York Mellon (“BoNY”), as depositary for the ADSs) have an address in the United States, representing 18.12% of our issued and outstanding ordinary shares.
B.Related Party Transactions
The following table presents the aggregate amounts of total financial exposure of BBVA Argentina to related parties for the two-month period ended February 28, 2026 and for the fiscal year ended December 31, 2025. Related parties include controlled companies, controlling shareholders and entities under common control, key management and directors and associated entities.
The financings described below (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

	February 28, 2026					December 31, 2025
Related Party	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature	Largest Outstanding Amount (1)(2)	Interest Rates	Amount Outstanding (2)	Interest Rates	Nature
Controlled, Controlling and Under Common Control Entities
BBVA and subsidiaries	25,335,184	—	23,045,258	—	Guarantees given, correspondents and credit card loans	32,411,410	—	16,248,817	—	Guarantees given, other loans, credit card loans and correspondents
BBVA Asset Management S.A.U.	95,687,811	32.73%	95,687,811	32.73%	Other loans, credit card loans and equity investment	84,122,798	30.34%	84,122,798	30.34%	Other loans, credit card loans and equity investment
Consolidar AFJP S.A. (undergoing liquidation proceedings)	206,666	—	203,854	—	Other loans and equity investment	206,667	—	206,667	—	Guarantees given and investment
PSA Finance S.A.	147,645,186	51.36%	130,200,068	52.14%	Advances, call money, other loans and equity investment	138,767,204	49.23%	133,010,855	50.11%	Advances, credit card loans, call money, other loans and equity investment
FCA Compañía Financiera S.A.	112,767,490	51.16%	112,767,490	51.16%	Advances, credit card loans and equity investment	74,327,000	49.73%	74,327,000	49.73%	Advances, credit card loans and equity investment
BBVA Seguros Argentina S.A.	10,313,865	32.30%	10,313,865	32.30%	Credit card loans, other loans and equity investment	10,975,886	30.32%	9,628,156	32.73%	Credit card loans, other loans and equity investment
Openpay Argentina S.A.	4,732,070	42.58%	4,102,233	37.47%	Advances, credit card loans and equity investment	4,573,602	35.28%	3,572,441	24.82%	Credit card loans and equity investment
Volkswagen Financial Services S.A.	215,369,623	36.98%	215,369,623	36.98%	Credit card loans, other loans, call money and equity investment	237,689,108	39.22%	221,531,057	39.19%	Advances, credit card loans, other loans, call money and equity investment
Associated Entities
Rombo Cia Financiera S.A.	97,033,774	72.02%	97,033,774	72.02%	Call money, other loans and equity investment	91,160,325	68.80%	89,594,308	70.75%	Call money, other loans and equity investment
Play Digital S.A.	3,963,508	41.98%	2,835,610	38.81%	Advances, credit card loans and equity investment	5,246,671	49.46%	2,134,360	29.20%	Advances, credit card loans and equity investment
Key Management Personnel (3)	735,919	86.26%	686,275	84.22%	Credit card loans, personal loans, other loans, advances and real estate mortgage	772,283	90.13%	665,943	105.02%	Credit card loans, personal loans, other loans, advances and real estate mortgage
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
As of December 31, 2025, the Bank did not have any outstanding financial assistance from BBVA.
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
Criminal Foreign Exchange Summary Proceedings – Law No. 19. 359
•“Banco Francés S.A. s/ infracción a la Ley N° 19.359”: Criminal foreign exchange summary proceeding initiated by the BCRA and notified on February 22, 2008 (identified under No. 3511, Case File 100,194/05) for the offense of infringement of the Foreign Exchange Criminal Regime for the purchase and sale of U.S. dollars on behalf of the BCRA in excess of authorized amounts. This involves a total of 44 operations that included Branches 099, 342, 999, and 320. The defendants are (i) the Bank, (ii) two Regional Managers, (iii) four Branch Managers, (iv) four Administrative Management Heads, and (v) twelve tellers. On August 21, 2014, the Court acquitted all the defendants of guilt and charge. The Prosecutor’s Office appealed, and Chamber A of the Federal Economic Criminal Court of Appeals confirmed the acquittal of Bank and the other defendants. The Prosecutor’s Office filed an Extraordinary Appeal, which was granted. As of the date of this annual report on Form 20-F, the case is pending before the Supreme Court of Justice of the Nation (CSJN). The parties have been summoned to judgment.
•“Banco BBVA Argentina S.A. Criminal foreign exchange summary initiated by the BCRA”: Notified on October 25, 2022 (identified under No. 7835) and related to foreign exchange operations allegedly carried out failing to comply with the provisions of Communication “A” 6770 point 9 (A16 banknotes associated with operations between residents and advanced payment of imports). Due to subjective connectivity and procedural economy, the governing body proceeded to consolidate five case files. The defendants are the Bank, certain branch managers, a corporate manager and the officers who held the following positions as of the date of the alleged events: (i) the Operations Manager (and Head of Foreign Exchange Control), (ii) the Assistant Manager of Foreign Trade Operations. The current procedural status is the presentation of allegations. Regarding operations carried out by natural persons, in May, the application of the principle of non-retroactivity of the most lenient criminal law was raised following Communication “A” 8226 of the BCRA (dated April 11, 2025) and the final judgement is pending.
•“Banco BBVA Argentina S.A. Criminal foreign exchange summary initiated by the BCRA”: Notified on September 24, 2025 (identified under No. 8458) and related to foreign exchange operations allegedly carried out failing to comply with the Bank’s obligation to verify the nature and reasonableness of foreign exchange operations and granting access to the foreign exchange market to prepay obligations abroad more than three business days prior to maturity without the Central Bank prior approval, in contravention with Communication “A” 6770. Due to subjective connectivity and procedural economy, the BCRA proceeded to consolidate several files. The defendants are the Bank and the officers who held the following positions at the time of the alleged events: (i) the Operations Manager, and (ii) the Assistant Manager of Trade Operations at the time of the events. The corresponding defenses were filed.

UIF Summary Proceedings - Law 25.246
•UIF Case File No. 45560101/2023: This proceeding was initiated in December 2023 for alleged non-compliance with Anti-Money Laundering and Counter-Terrorism Financing (AML/CFT) obligations. The main charges against the Bank and another individual defendant are:
1.Lack of effectiveness in the control system for the early detection of unusual activity regarding high-volume cash withdrawals in foreign currency; and failure to promptly cease operations for seven customers.
2.Alleged deficiencies in the account opening process related to ultimate beneficial owners.
Additionally, the Bank is involved in a number of proceedings whereby the Bank is challenging the constitutional nature of certain provisions of Argentine law that prevent the Bank from fully applying the inflation adjustment mechanism in certain of its tax returns. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Argentine Financial System and to BBVA Argentina—We may suffer adverse consequences related to our calculation of income tax for the years ended December 31, 2022” and Note 11.6 to the Consolidated Financial Statements.
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
Subsequently, on April 30, 2024, the BCRA issued Communication “A” 7997, which further modified the dividend distribution framework, enabling financial entities, with its prior authorization, to distribute dividends for up to 60% of their “distributable profit” in three equal, monthly and consecutive installments. Additionally, non-resident shareholders had the option to receive their dividends in a single cash payment, provided that such funds were directly allocated to the subscription of BOPREAL bonds, in accordance with foreign exchange regulations.
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
Pursuant to Communication “A” 8214 dated March 13, 2025, up to December 31, 2025, the Central Bank enabled financial entities that obtained its prior authorization, to distribute dividends for up to 60 % of their “distributable profit” in ten equal, monthly and consecutive installments, starting from June 30, 2025 and with each such installment being paid no earlier than the day prior to the last business day of each subsequent month. The installments had to be paid in homogenous currency. In addition, the Central Bank authorized non-resident shareholders to choose to receive their dividends in full or in part in a single cash payment, provided that such funds were applied directly to the primary subscription of BOPREAL bonds, in accordance with foreign exchange regulations.
The Board of Directors decided to propose for approval by the ordinary and extraordinary general meeting of shareholders held on April 23, 2025, and such ordinary and extraordinary general meeting of shareholders approved the payment of a dividend in the amount of Ps. 89,413,163,000 (in nominal values), through the partial write-off of the optional reserve for future distributions of income, payment which was subsequently approved by the Superintendency of Financial and Foreign Exchange Entities of the Central Bank.
Pursuant to Communication “A” 8410 dated March 19, 2026, up to December 31, 2026, the Central Bank enabled financial entities that obtained its prior authorization, to distribute dividends for up to 60% of their “distributable profit” for the 2025 fiscal year in three equal, monthly and consecutive installments, starting from the third business day of May 2026 and with each such installment being paid no earlier than the third business day of each subsequent month.

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

	Pesos Per Ordinary Share (1)
	High	Low
April 2026 (through April 7, 2026)	8,060.00	7,750.00
First quarter	10,540.00	6,330.00
March 2026	7,940.00	6,330.00
February 2026	9,955.00	7,285.00
January 2026	10,540.00	8,585.00
Fiscal year ended December 31, 2025	9,595.00	4,007.50
Fourth quarter	9,595.00	4,140.00
December 2025	9,595.00	8,260.00
November 2025	8,900.00	7,030.00
October 2025	8,320.00	4,140.00
Third quarter	7,640.00	4,007.50
Second quarter	8,670.00	6,470.00
First quarter	9,480.00	7,050.00
Fiscal year ended December 31, 2024	7,810.00	1765.05
Fourth quarter	7,810.00	4,310.00
Third quarter	4,930.00	3340.00
Second quarter	4,810.00	2842.25
First quarter	3,089.15	1765.05
Fiscal year ended December 31, 2023	1,888.65	430.05
Fiscal year ended December 31, 2022	455.20	185.25
Fiscal year ended December 31, 2021	288.90	126.45
____________
(1)Pesos per ordinary share data reflect nominal prices at trading date.
Source: Bloomberg.

Our ordinary shares trade on the NYSE in the form of ADSs issued by The Bank of New York Mellon, as depositary. Each ADS represents three ordinary shares. The table below shows the quarterly high and low closing prices of the ADSs in dollars on the NYSE for the periods indicated.

	Pesos Per Ordinary Share (1)
	High	Low
April 2026 (through April 7, 2026)	16.28	15.66
First quarter	21.04	12.87
March 2026	16.06	12.87
February 2026	19.98	14.99
January 2026	21.04	17.27
Fiscal year ended December 31, 2025	23.65	7.96
Fourth quarter	18.45	7.96
December 2025	18.45	15.87
November 2025	17.16	13.95
October 2025	16.57	7.96
Third quarter	17.19	8.19
Second quarter	22.35	14.94
First quarter	23.65	17.22
Fiscal year ended December 31, 2024	19.68	4.70
Fourth quarter	19.68	10.45
Third quarter	12.04	7.83
Second quarter	11.70	8.03
First quarter	8.50	4.70
Fiscal year ended December 31, 2023	6.31	3.69
Fiscal year ended December 31, 2022	3.90	2.15
Fiscal year ended December 31, 2021	4.48	2.54
_____________
(1)Source: Bloomberg.
Trading on the ByMA

In Argentina, all publicly offered securities must be traded on markets authorized by the CNV. As of December 31, 2025, the Argentine capital market structure is consolidated primarily around two major authorized markets: Bolsas y Mercados Argentinos (ByMA), focused on equities and fixed income and which has recently integrated the Simultaneous Trading Segment through the Quantex trading platform; and A3 Mercados S.A. (“A3”), the entity resulting from the merger of MAE, Matba and Rofex. Consequently, A3 now centralizes the trading of fixed income, foreign exchange, commodities, and derivatives, replacing the former segmented market structure. Additionally, A3 is also expected to market securities traded through the Siopel platform in the future.
ByMA, originally founded as the BCBA in 1854, is the oldest and largest equity market in Argentina. Most equity transactions in Argentina are conducted on ByMA.
BBVA Argentina was one of the first companies to be listed on the ByMA, quoting since 1888. Currently, our shares are listed on ByMA under the ticker BBAR. Additionally, since 1993, our shares have been listed on the New York Stock Exchange (NYSE) as ADSs under the ticker BBAR and, since December 1999, on the Madrid-based Mercado de Valores Latinoamericanos (LATIBEX) under the ticker XBBAR. However, we cannot give assurance that a public market for the ADSs in the United States will continue to exist.
As of December 31, 2025, 62 domestic companies were listed on ByMA, excluding investment funds. During 2025, the effective trading volume of shares reached US$ 65.4 billion.

All agents authorized by the CNV can conduct transactions on authorized markets. These agents must be affiliated with ByMA if they want to trade on this market. Trading on ByMA is conducted through three different trading systems:

•the “Eomm”,
•the “Senebi”, and
•the “Sistaco”.
The electronic auction system, Eomm, operates from 10:30 a.m. to 5:00 p.m. on business days. In this system, brokers enter buy and sell orders, and the system matches the transactions. Eomm allows for the trading of securities, public and private bonds, futures and derivatives.
The Senebi system, an electronic market, also operates from 10:30 a.m. to 5:00 p.m. on business days. Through this system, brokers negotiate directly on their own, reporting transactions to ByMA for registration and publication. These transactions are not backed by ByMA’s Mandatory Guarantee Fund.
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
In all markets, transactions may be executed in pesos or U.S. dollars from local or foreign accounts, subject to strict compliance with the prevailing regulations imposed by the CNV and the Central Bank. These regulations may establish minimum holding periods for securities purchased in pesos before they can be sold in foreign currency or transferred to a foreign depository, as well as restrictions on access to the MULC for entities engaging in such transactions.
The following table summarizes certain historical information about the ByMA.

	December 31,
	2025	2024	2023
Market capitalization (US$ billion)	65.4	55.1	52.0
Number of companies listed	62	78	79
Rate of return in US$ (1)	0.0%	1.2%	0.8%
Market/book ratio (2)	2.1	1.8	2.5
_____________
(1)Based on the Merval Index.
(2)Based on IAMC report for S&P Merval Index.
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
The objectives of the Capital Markets Law are, among others, the promotion of the participation in the securities markets of small investors, including retail investors, trade unions, chambers of commerce, professional organizations, and small and medium-sized companies; the strengthening of mechanisms to protect and prevent abuses against such investors; and the simplification of the mechanisms by which persons trade on the market.
The Capital Markets Law introduced other important amendments, the most important of which are: (i) the end of the Argentine securities market’s self-regulation; (ii) new categories of licenses for participants in the public offering regime; (iii) the new powers conferred upon the CNV; and (iv) the mandatory tender offer rules. These amendments are briefly described below.
•End of Self-Regulation of the Securities Market
The Capital Markets Law brought to an end the self-regulation of the Argentine securities market. Prior to the Capital Markets Law, in order to trade on a market, broker-dealers had to be shareholders of the self-regulated organization (“SRO”) that operated such market. Accordingly, in the city of Buenos Aires, the only persons authorized to trade securities listed on ByMA were the shareholders of the Buenos Aires Stock Market, the entity overseeing brokerage activities and transactions on the Buenos Aires Stock Market. Likewise, for persons to trade securities on the A3, they had to be shareholders of such entity. While these entities supervised their participants, the CNV, in turn, supervised the entities.
The Capital Markets Law expressly provided that stock exchanges and other securities markets could no longer impose as a requirement for membership to be a shareholder of the relevant exchange or market. It also established that markets must be organized as public companies (i.e., with listed shares), excluding other types of companies or civil associations.
Moreover, the CNV now directly authorizes, revokes the authorization of, regulates and supervises the securities markets, as well as any individuals and companies that in any manner participate in the public offering of securities. Accordingly, the indirect regulation through SROs was abandoned.
•Licenses for Participants in the Public Offering Regime
The Capital Markets Law sets several types of licenses for persons and companies already engaged, or wishing to engage, in the public offering of securities. Regarding the former, such as stockbrokers or A3 broker-dealers that already held a license, the CNV rules allowed them to choose until March 2014 among the new set of licenses and to comply with the requirements of each of them, with longer periods of time available to comply with certain specific requirements such as mandatory minimum capital requirements.
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
The Capital Markets Law introduced the possibility for public universities to act as rating agencies, and therefore there are two categories in this area: rating agents (Agentes de Calificación de Riesgo–ACR) and public university rating agents (Agentes de Calificación de Riesgo–Universidades Públicas).
The Capital Markets Law maintained a similar scheme of licenses for collective investments, including investment funds and trusts, extending the requirement imposed on other non-banking entities to register with the CNV to banks, to act as financial trustees.
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
In May 2024, the CNV issued General Resolution No. 1000, reducing the standard settlement period for transactions involving equity and fixed-income securities to T+1, in line with international standards. However, specific settlement rules and extended holding periods may apply to transactions aimed at transferring securities to foreign accounts, in accordance with CNV regulations designed to monitor cross-border capital flows.
Foreign Exchange Restrictions on Securities Trading
Transactions involving the purchase and sale of securities in foreign currency (commonly known as “MEP” or “Cable” transactions) are subject to specific regulatory requirements aimed at preserving Argentina's foreign exchange stability. Investors and market agents must comply with affidavit requirements confirming they have not accessed the official foreign exchange market for payment of imports or other restricted concepts within the periods established by applicable regulations.
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
At the ordinary and extraordinary shareholders’ meeting held on April 20, 2021, our shareholders approved an amendment to section 22 of our Bylaws in order to include the possibility of holding remote Board meetings. This amendment was registered before the Public Registry of Commerce on July 21, 2021 under No. 11156, Book 103 of Corporations. A copy of our Bylaws as currently in effect was filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2021.
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
Shareholders’ meetings may be held in person or remotely. In the case of remote meetings, they may be held using communication channels that allow the simultaneous transmission of sound, images, and words (videoconferencing system).
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
C.Material Contracts
None.
D.Exchange Controls
On January 7, 2002, the Congress approved the Public Emergency Law that introduced dramatic changes to the Republic’s economic model and amended the currency board that pegged the peso at parity with the U.S. dollar which had been in effect since April 1, 1991 pursuant to the Convertibility Law. The law empowered the executive branch to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term. The Central Bank, among other restrictive measures, restricted the transfer of U.S. dollars abroad without its prior approval. In 2003 and 2004, the government substantially eased these restrictions. On June 10, 2005 the government issued Decree No. 616/05 establishing further restrictions on capital flows into Argentina, with the following provisions:
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
Accompanying this resolution, the Central Bank issued new foreign exchange regulations on December 17, 2015 under which structural changes were made to the foreign exchange regime, easing the access to the foreign exchange market.
In February 2017, the Ministry of Economy and Public Finances issued Resolution No. 1/2017 eliminating the mandatory waiting period and, at the same time, the Central Bank issued new foreign exchange regulations in Communications “A” 6037, 6118, 6137, 6150, 6163 and 6174 that eased the access to the foreign exchange market in Argentina
On May 19, 2017, the Central Bank issued Communication “A” 6244 effective as of July 1, 2017, whereby all the rules that regulated trading in the foreign exchange market were significantly modified and rendered more flexible.
After some years of flexibility in foreign exchange matters, on September 1, 2019, the Central Bank issued Communication “A” 6770 that established new regulations, restricting access to the foreign exchange market. Accompanying this main resolution, new regulations, amendments and supplements, were issued in Communications “A” 6776, 6780, 6788, 6815, 6818 and 6844.
All exchange regulations in force up to 2020 were compiled by the Central Bank by means of Communication “A” 7914. After the appointment of Milei as president, the Central Bank issued Communication “A” 7017, which established that debts for goods and services prior to December 12, 2023 would require prior authorization from the Central Bank unless they were related to transactions financed prior to that date by local or foreign banks or by export credit agencies. Likewise, those importers of goods or services with debt outstanding as of December 12, 2023 were allowed to subscribe BOPREAL bonds granting them access to the foreign exchange market at the time of maturity of the corresponding debt or which could be transferred to the debt creditor.
With respect to imports of goods and services after December 13, 2023, soon after Javier Milei took office, the Central Bank established that access to the foreign exchange market would be given to importers depending on the type of the imported good within certain deadlines (e.g., immediately for imports of energy and derivatives, within 30 calendar days for pharmaceutical products and their supplies and within 180 days for cars and luxury goods). Debts for other goods or services could be paid with access to the foreign exchange market pursuant to a payment schedule that began 30 calendar days after the import of the merchandise and continued after 60, 90 and 120 calendar days, paying, in each case an amount no greater than 25% of the freight on board value of the goods. Throughout 2024, the deadlines for accessing the exchange market for payment of imported goods became more flexible, including, for example, the possibility of making advance payments with funds in foreign currency held by importers that are deposited in bank accounts in local banks. In April 2025, pursuant to Communication A 8226, all foreign exchange controls applicable to transactions by individuals were lifted and foreign exchange controls applicable to transactions by companies became more flexible, including by providing access to the foreign exchange market for the payment of dividends resulting from profits generated in fiscal years beginning on or after January 1, 2025. The regulations regarding financial debts, and transactions of non-residents were also modified. Finally, the Central Bank compiled all the new regulations in force to date into a new consolidated text published in August 2025.

A description of the restrictions and regulations currently in force is included below.
Cross Border Transfers of Funds, Foreign Debts
Up to September 2019, the repayment of principal and interest on foreign indebtedness did not require the entry and settlement of the disbursement through the foreign exchange market.
Since then, due to the changes introduced by the Central Bank, debts disbursed on or after September 1, 2019 are subject to the entry and mandatory settlement through the foreign exchange market, to the extent that the repayment of principal and interest is made with access to the exchange market.
As of the date of this annual report on Form 20-F, regardless of whether the financial indebtedness was incurred before or after September 1, 2019, repayments of principal and interest may be made no earlier than three business days prior to maturity. For any financial indebtedness that is repaid prior to three business days to maturity, such repayment needs to be authorized by the Central Bank.
The repayment of principal and interest corresponding to indebtedness between related counterparties requires prior authorization from the Central Bank except when the debt was entered and settled through the exchange market after October 2, 2020 and its average life is at least 180 days.
For those debts between related counterparties accrued before October 2, 2020, the access to the foreign exchange market remains available to pay interest accrued after January 1, 2025.
The remaining financial debts between related counterparties may be cancelled with access to the foreign exchange market through the amortization of BOPREAL bonds for those debtors who have subscribed to them or acquired them on the secondary market.

Regulations Regarding Exports, Imports, and Services

In 2022, the Ministry of Economy established the Export Increase Program by means of Decree 576/2022 with the aim of promoting the settlement of export charges at a differential exchange rate; however, this program was terminated in 2025 and therefore 100% of the exports of goods and services have to be settled by the exchange market.
Communication “A” 7917 established a specific treatment for debts existing prior to December 12, 2023 and a deadline scheme for new imports made after December 13, 2023.
As a result, debts existing prior to December 12, 2023 may subscribe BOPREAL bonds, under the terms of Communication “A” 7925, as amended, or have the prior approval of the Central Bank. Those importers interested in subscribing BOPREAL bonds had to subscribe them during the first months of 2024 and subsequently negotiate with their creditors the delivery of these bonds, or their sale in secondary markets with settlement abroad, or access the exchange market at the time of receiving the corresponding capital and interest payments, to pay off their debts.
New advance payments must receive prior authorization from the Central Bank, unless such advance payments are financed abroad and fall within one of the exceptions provided for in point 10.10.2. of the foreign exchange and trade rules compiled by the BCRA in August 2025.
In addition, through Communication “A” 8133, the Central Bank allows advances on capital goods to be financed with lines of credit granted by local banks or with foreign currency assets held by importers that are deposited in bank accounts at local banks. In 2025, importers were given the option to pay for imports in advance for up to 30% of the free on board value of capital goods, without the need to obtain financing.
The requirement to enter capital goods that have been paid in advance of shipment into the country within 270 days of the payment having been made remains in force and, similarly, those importers who pay in advance of shipment for any other goods must have the goods enter the country within 90 days from payment of the merchandise.
Following the new regulations implemented in April 2025 through Communication “A” 8226, payment for services rendered between unrelated parties may be made immediately after the service has been completed or accrued. Likewise, the new scheme established by the Central Bank for payments to foreign entities provides that access to the foreign exchange market for payments between related parties may only be made 90 days after the actual provision of the service, with the exception of payments abroad for transportation services which may be made once the goods arrive at their destination.
Purchase of Foreign Currency

A.Domestic individuals and companies
The regime applicable since September 2020, established in Communications “A” 6770 and “A” 7914 and their supplementary and amending provisions, regarding the purchase of foreign assets by legal persons for investment purposes (commonly known as hoarding), requires prior approval from the Central Bank in certain circumstances, such as: real estate investments abroad, loans granted to non-residents, contributions from Argentine residents of direct investments abroad, portfolio investments of Argentines abroad, certain other investments abroad made by Argentine residents, portfolio investments by Argentine legal persons abroad, or the purchase of foreign currency treasury bills to be carried out in Argentina. For individuals, since the entry into force of Communication “A” 8226 in April 2025, the limit to the purchase of foreign assets for investment purposes, which until then had been US$ 200, was lifted. Similarly, the restrictions imposed on the undertaking of simultaneous transactions between the foreign exchange market and the stock market was also lifted.
In summary, the exchange regulatory framework currently establishes:
•For the purchase of external assets, resident individuals may access the exchange market without limitation. Access to the exchange market by legal entities, requires the prior approval of the Central Bank irrespective of the price. Non-residents individuals and legal entities require the prior approval of the Central Bank to access the exchange market.
•Transfers in foreign currency for the formation of external assets must come from a bank account in the name of the transferor.
•The income from investments of residents and non-residents is not limited in amount and may be credited to accounts in foreign currency in Argentina.
B.Non-residents
Prior to September 1, 2019, per Communication “A” 6174, entities authorized to trade in the foreign exchange could sell currencies to non-residents without limitation if funds were properly credited to a local account in their name.
Currently, the operations of non-residents require the prior approval of the BCRA, except for those repatriation transactions of direct or portfolio investments described in applicable foreign exchange regulations.
Transfer of Dividends
Pursuant to Communication “A” 8226, the transfer abroad of profits and dividends to non-resident shareholders is authorized with access to the foreign exchange market when such profits or dividends result from distributable profits obtained in fiscal years starting on or after January 1, 2025.

The transfer of profits and dividends corresponding to distributable profits obtained in fiscal years starting before January 1, 2025 may be carried out through the amortization of BOPREAL bonds.
Direct Investments
The entrance of direct investments into Argentina is not restricted. Such investments may be credited in accounts in foreign currency and currently there is no minimum term.
The repatriation of direct investments in Argentina by non-residents requires the prior authorization of the BCRA, except for those repatriation transactions of direct investments described in applicable foreign exchange regulations.

Survey of External Assets and Liabilities
Communication “A” 6401 established a reporting regime for external assets and liabilities that replaced the regime established in previous Communications “A” 3602 and “A” 4237. Such reporting regime was updated and modified by Communication “A” 8304 in August 2025, which simplified the regime by spacing out the frequency with which taxpayers must submit their declarations if the sum of the taxpayer’s external assets and liabilities does not exceed USD 10 million at the end of each calendar quarter. In those cases where the taxpayer’s external assets and liabilities exceeds USD 10 million, the reporting requirements of Communication A 6401 remain unchanged, maintaining the quarterly filing requirements as before.

Future and Forward Operations
The exchange regulations require Argentine residents to obtain the prior authorization of the Central Bank to access the foreign exchange market for transfers abroad in derivatives with foreign counterparties, pursuant to Communication “A” 6780 of the Central Bank. The entry of foreign currency in Argentina as a result of transfers in derivatives with foreign counterparties is not subject to any restrictions.
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
Taxation of Dividends
Law No. 27,630 enacted on June 16, 2021, introduced a system of tax rate by scales that will be in force for fiscal years beginning on or after January 1, 2021, and also, the rate applicable to dividends on profits generated in fiscal years started as of January 1, 2018 was unified at 7%.
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
Personal Property Tax
According to Law No. 23,966, as amended, and Decrees No. 127/96 and 812/96, all individuals and undivided estates are subject in Argentina to a personal property tax on all assets held at December 31 of each fiscal year (the “Personal Property Tax”). This tax applies to our ADSs and ordinary shares held by U.S. Holders. In the case of individuals and undivided estates domiciled or located in Argentina, an exemption is available to taxpayers whose assets included in the tax base for purposes of the Personal Property Tax do not exceed Ps.384,728,044.57 for fiscal year 2025. Corporations and other legal entities domiciled or located in Argentina are not subject to the Personal Property Tax. Individuals and undivided estates domiciled or located in a foreign country are subject to the Personal Property Tax only with respect to assets located in Argentina.
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
Pursuant to Law No. 25,585, published in the Official Gazette on May 15, 2002, BBVA Argentina is responsible for paying the Personal Property Tax on our ADSs or ordinary shares held by individuals or undivided estates domiciled in Argentina or a foreign country, or corporations or any other entities located in a foreign country. The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity arising from the last balance sheet of the company at December 31. The minimum exempted amount of Ps. 384,728,044.57 is not applicable. The tax so paid is considered a definitive payment.
Companies responsible for the tax payment, such as BBVA Argentina, are entitled to obtain refunds of the amounts paid from holders of ADSs or ordinary shares and may retain or foreclose on the property included in the tax base for purposes of the Personal Property Tax that originated the payment.
In 2026, the Bank expects to make payments on account of its shareholders in connection with Personal Property Tax due with respect to assets held as of December 31, 2025.

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
Passive Foreign Investment Company Rules
We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year 2025. However, because our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25-percent-owned equity investments) from time to time, and because our analysis of our PFIC status is based upon certain proposed Treasury regulations, including those which are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994 and other regulations proposed in 2021, which may not be finalized in their current form, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder owned ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year and an interest charge would be imposed on the resulting tax liability for each such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner. Certain elections (including a mark-to-market election) may be available to U.S. Holders that may result in alternative treatments if we were a PFIC for any taxable year. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.
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
BBVA Argentina has a Risk department that is responsible for:
•preserving the solvency of BBVA Argentina and the entities within its Group;
•supporting the definition of BBVA Argentina’s financial risk strategy; and

•supporting the business development through independent and comprehensive financial risk management.
In this context, the Risk department ensures the integration and implementation of the financial risk strategy within BBVA Argentina, as well as a consistent regulatory framework, infrastructure, and controls for this type of risk. To this end, the Risk department is supported by a committee structure involving both first and second lines of defense.
BBVA Argentina also has an Internal Control and Compliance (IC&C) department that, as a cross-functional unit across all of BBVA Argentina’s businesses, is responsible for:
•supporting the definition of its non-financial risk strategy; and
•assisting business areas in operating with integrity and in accordance with applicable laws, regulations, and self-regulatory standards.
Risk Appetite

The Bank’s risk appetite is approved by the Board of Directors, which determines the risks and the level of risks that the Bank is willing to assume to achieve its business objectives. These are expressed in terms of solvency, profitability, liquidity and financing, or other metrics.
The risk appetite statement of BBVA Argentina is as follows:
“BBVA Argentina aims to achieve a solid risk-adjusted profitability throughout the cycle by developing a universal banking business model. This model is based on values, centered on the needs and life goals of our clients, and prioritizes sustainability as a lever for growth, operational excellence and the preservation of adequate business security and continuity. BBVA Argentina intends to achieve these goals while maintaining a moderate risk profile understood as achieving profitability that is commensurate with the risks incurred throughout the cycle, and maintaining a robust financial position reflected in sufficient liquidity and capital to withstand stress scenarios. Risk Management at BBVA Argentina is based on a holistic and forward-looking approach to all risks, enabling adaptation to the disruption risks inherent to the banking business, while leveraging the capabilities offered by innovation and technological evolution. The key pillars of BBVA Argentina’s risk management policy are to promote responsible growth, with recurrent generation of value, as well as the diversification of portfolios across geographies, the quality and profile of asset classes and client segments, to prevent money laundering and financing of terrorism, the impact of climate change on its business operations, and to accompany its clients in achieving their life goals”.
Credit Risk Ratios and Performance
As of December 31, 2025, the NPL ratio was at 4.9%, compared to 1.5% as of December 31, 2024. This increase was primarily driven by a deterioration in the retail portfolio, mainly in the last quarter of 2025, particularly credit cards and personal loans, and, to a lesser extent, by the commercial portfolio, mainly related to corporate exposures.
The coverage ratio as of December 31, 2025 was 96.4%, compared to 177.0% as of December 31, 2024. This decrease in the coverage ratio is a direct result of the increase in the non-performing loan portfolio.
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
The development of methods and tools that facilitate risk management in an automated manner continued in 2025, improving the availability within web channels, assuming a qualitative change in the proactive offer, achieving greater decentralization in the making of credit decisions and allowing admission teams to improve their value contribution. New automatic salary advance actions were carried out with online updates.
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
Middle Market and Corporate Risk
We have developed a dynamic structure with an integral end-to-end process consisting of the Admission, Monitoring, and Recovery areas. This approach focuses on meeting market requirements while prioritizing the values of prudence, anticipation, and diversification, which we consider fundamental to maintaining excellence in credit quality.
We foster coordination between the commercial and risk areas to improve our response times and satisfy business needs, while maintaining a consistent risk profile.
With the objective of continuing to support the Bank’s business in a challenging environment, prudence and risk containment frameworks were intensified across all areas and management levels.
•Innovation and Management Models
In 2019, we progressed on the consolidation of a decentralized model innovation and management model by developing an automatic bid tool for SMEs, designed to provide feedback on the quality of offers and reasons for rejection.
Starting in 2025, we began implementing automatic offers for the medium-sized companies segment to achieve faster response times and provide credit solutions for our clients. As a result, we follow the strategies described below depending on the type of customer:
•Large Companies: We continue to utilize risk analysts to evaluate different sectors of activity, incorporating new rating models.
•SMEs: We maintain the use of rating and behavioral models (scoring).
•We also apply statistical tools to perform efficient analyses aimed at tailoring our products to our clients’ needs.
•Risk Monitoring and Oversight
Given the changing Argentine macroeconomic environment, all preventive management and monitoring measures were intensified to ensure our models and processes remain aligned with the current transition, adding new tools to our traditional methods. We continue to execute a proactive control process through:
•An early warning system.
•Fluid communication with commercial areas to anticipate the detection of payment issues.
•An ambitious plan for in-person visits to all our clients across the country.
•Preventive Management and Recoveries
The Preventive Management and Recovery measures are part of an integrated circuit that manages the entire credit lifecycle. This includes early actions to prevent delinquency as well as collection strategies implemented after a default occurs, continuing until the principal is partially or fully recovered. Our methodology is based on efficient management, seeking:

•Automation of every stage of the circuit.
•Process improvement using existing resources.
•Reduction of response times and recovery periods.
•Higher levels of specialization and increased profitability.
To achieve data-driven task optimization, the Bank utilizes a self-management tool that records the entire recovery process, from potential delays to full cancellation or the subsequent sale of the portfolio or asset.
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
As of December 31, 2025, our gross counterparty risk and our net counterparty risk amounted to Ps. 452,504 million.
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
During 2025, both indicators were within the limits approved by the Board of Directors.
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
In addition, the Bank has adopted the principles, standards and controls with respect to capital and financial margin established in Communication “A” 6534 from BCRA to manage this risk, and continues to improve its application.
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
The methodologies for capital calculation of the following risks are defined following the guidelines established by the Basel Committee:

•credit risk;
•concentration risk;
•market risk;
•interest rate risk;
•operational risk;
•reputational and strategic risk;
The distribution of economic capital for December 2025 consumption by type of risk is as follows:
•credit risk and concentration risk: 53%;
•operational risk: 3%;
•interest rate risk: 25%;
•market risk: 4%; and
•other risks: 14%.
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
The results of the stress tests carried out in March 2026 corresponding to the 2026/2027 projection period showed a solid solvency and liquidity position of the Bank even under the analyzed adverse scenarios.
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
The Methodology for the Comprehensive Management of the Risk Life Cycle is based on five points:
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
As of December 31, 2025 there were 101 operational risk management indicators of different specialties in force, which made up 22 synthetic indicators or management limits.
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
(5) Systematic, timely and quality reporting on the situation of risks and the model to those responsible for its management and supervision, which is channeled through committees in which the situation of the control environment is monitored and the necessary mitigation measures are promoted and monitored.
Internal Risk Control
Internal Risk Control (IRC) is a unit within the financial risk management and control framework. Its main objective is to ensure the sufficiency of the regulatory framework, adequate governance and financial risk control. IRC operates independently from the financial risk function (“RISK”) and plays a fundamental role in validating, supervising, and complying with internal and regulatory requirements.
IRC is organized into three specialized subunits:

•IRC Processes: Reviews and controls the Bank’s RISK processes focusing on regulatory compliance and the adequate functioning of financial risk management.
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

The following charts show the Bank’s VaR and Risk Factor evolution during 2025.

The following tables show the evolution of VaR during the last three years.
Daily Trading VaR at BBVA Argentina (in millions of pesos)

	2025	2024	2023
Average	5,873.21	2,735.59	303.54
Minimum	1,489.36	273.39	24.49
Maximum	15,431.65	9,720.95	1,586.80
At December 31	4,138.31	3,907.74	296.22

Average daily trading VaR at BBVA Argentina significantly increased in 2025 compared to 2024 due to interest rate risk, which had a significant impact on the Bank’s overall risk exposure, and increased volatility following the mid-term elections.
Average daily trading VaR at BBVA Argentina significantly increased in 2024 compared to 2023 due to interest rate risk, which had a significant impact on the Bank’s overall risk exposure, increased volatility in the 2023 U.S. dollar futures curve and the Bank’s larger position in futures and bonds in 2024.
Daily Trading VaR – Categories (in millions of pesos)

Interest Risk VaR	2025	2024	2023
Average	5,699.38	2,736.58	336.97
Minimum	1,477.68	257.73	29.58
Maximum	14,558.89	9,715.07	2,163.96
At December 31	3,794.46	3,911.14	298.78

Average daily interest risk VaR significantly increased in 2025 compared to 2024 due to increased volatility following the midterm elections, which contributed to an increase in interest rate VaR volatility, and a larger fixed-income portfolio.
Average daily interest risk VaR significantly increased in 2024 compared to 2023 due to increased volatility in the 2023 U.S. dollar futures curve, which contributed to an increase in interest rate VaR volatility, and a larger the fixed-income portfolio.

Exchange-rate Risk	2025	2024	2023
Average	964.31	29.30	7.24
Minimum	4.68	3.59	0.29
Maximum	6,967.57	123.48	190.63
At December 31	862.53	16.21	12.28
Average daily exchange-rate risk VaR significantly increased in 2025 compared to 2024 due to the Bank’s increased exposure to futures and spot, along with the volatility incorporated into the model after the midterm election periods during 2025.
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
For price determination, the use of market information is prioritized. The main market to determine the fair value of fixed-income securities is A3, at the end of each month, or otherwise the BYMA. If none of the sources have a current price, pricing is established through internal models, considering the availability of data with which to develop inputs that represent the assumptions that markets participants would use when pricing the asset. For instance, fixed income securities are priced with the discounted cash flow model using market yield curves, technical value or last market price with the addition of accrued interest. In the case of exchange rate futures, the fair value is determined by their price in the market in which they are operated (Rofex or A3). Finally, in the case of non-delivery forwards, the fair value is determined by the discounted cash flow method.
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

December 31, 2025
Change in base interest rates and adjust rates (basis points)	Net portfolio value	Percentage change	Net interest and adjust income	Percentage change	Net income of adjustable portfolio	Percentage change

(in millions of pesos, except percentages)
500	2,284,164.5	(0.8)%	3,206,372.4	0.9%	202,192.0	26.6%
0	2,303,242.1	0.0%	3,179,472.3	0.0%	159,668.9	0.0%
(500)	2,286,127.2	(0.7)%	3,129,927.1	(1.6)%	116,554.9	(27.0)%
Based on our position at December 31, 2025, and assuming a hypothetical, immediate 500-basis point increase in interest rates affecting all interest rate sensitive assets and liabilities, we estimate that our net portfolio value would be reduced by Ps.19,077.5 million and our net interest income would be increased by approximately Ps.26,900.1 million.
Foreign Exchange Risk
As of December 31, 2025, as part of our asset and liability management, we aimed to minimize the impact on results of foreign exchange rate fluctuations by maintaining excess balances of assets over liabilities denominated in dollars. The following table shows the estimated effect on net income of a 10% variation in the value of the peso against all other currencies:

Peso against all other currencies	Effect on net income based on our position as of December 31, 2025	Effect on net income based on our position as of December 31, 2024

(in millions of pesos, except percentages)
10%	15,754	11,151
(10)%	(15,754)	(11,151)

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
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt securities
Not applicable.
B.Warrants and rights
Not applicable.
C.Other securities
Not applicable.
D.American Depositary Shares
Fees and charges for holders of American Depositary Receipts
The depositary for our ADRs is the Bank of New York Mellon (BoNY).

Holders of our ADRs are generally expected to pay fees and expenses to BoNY according to the schedule below:

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADRs (or portion thereof)
•   Issuance of ADRs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property
•   Cancellation of ADRs for the purpose of withdrawal including if the deposit agreement terminates

US$0.05 (or less) per ADR (or portion thereof)	• Any cash distribution made pursuant to the deposit agreement

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADRs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR registered holders

US$0.05 (or less) per ADR per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on the Bank’s share register on behalf of the depositary or its agent when shares are deposited or withdrawn

Expenses of the depositary	• Cable, telex and facsimile transmissions (as expressly provided in the deposit agreement) • Incurred in the conversion of foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any other charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
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
Fees Paid by Depositary to the Bank
Fees due from BoNY to BBVA Argentina in 2025 amounted to US$77,000.

- PART II -
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
Effectiveness of Disclosure Controls and Procedures
As of December 31, 2025, the management of the Bank, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).
Based on such evaluation, the Bank’s Chief Executive Officer and Chief Financial Officer concluded that the Bank’s disclosure controls and procedures were effective in gathering, analyzing, and disclosing the information the Bank is required to disclose in the reports it files under the Exchange Act, within the time periods specified in the SEC’s rules and forms.
Management’s Annual Report on Internal Control Over Financial Reporting
The management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. The Bank’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS-IASB and includes those policies and procedures that:
•pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS-IASB, and that our receipts and expenditures are being made only in accordance with authorizations of the Bank’s management and directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As allowed under SEC guidance, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. As such, our management’s assessment of internal control over financial reporting excluded the internal control activities of FCA CF, which was acquired in December 2025. This entity represented 1.6% and 2.2% of our total assets and our shareholder’s equity, respectively, as of December 31, 2025.
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
Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective based on those criteria.
Our internal control over financial reporting as of December 31, 2025, has been audited by Pistrelli, Henry Martin y Asociados S.A. (Member of Ernst & Young Global Limited), an independent registered public accounting firm, as stated in their report which is included further below in this annual report on Form 20-F.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Banco BBVA Argentina S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Banco BBVA Argentina S.A.’s (the Bank) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of FCA Compañía Financiera S.A., which is included in the 2025 consolidated financial statements of the Bank and constituted 1.6% and 2.2% of total assets and shareholders´ equity, respectively, as of December 31, 2025. Our audit of internal control over financial reporting of the Bank also did not include an evaluation of the internal control over financial reporting of FCA Compañía Financiera S.A.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes, and our report dated April 9, 2026 expressed an unqualified opinion thereon.

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
April 9, 2026
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Fees
Below is a summary of the fees paid by us to our independent external auditors for the years ended December 31, 2025 and 2024:

	2025	2024

	(in millions of pesos)
Audit fees	3,558.89	3,943.33
Audit-related fees	256.61	142.95
Total fees	3,815.50	4,086.28
Audit fees are fees for professional services performed by Pistrelli, Henry Martin y Asociados S.A. (Member of Ernst & Young Global Limited) during 2025 and 2024, for the audit and limited review of the Bank’s annual and quarterly financial statements, and services that are normally provided in connection with statutory and regulatory filings. Audit-related fees consist of fees for assurance and related services performed by Pistrelli, Henry Martin y Asociados S.A. (Member of Ernst & Young Global Limited) that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported as audit fees. The Bank has approved policies and procedures for pre-approving all non-audit work that would be performed by the Bank’s external auditor. Specifically, the policies and procedures prohibit an accounting firm, including the Bank’s external auditor, from performing any services for the Bank or its subsidiaries without the prior approval of the Audit Committee.
Services
Since April 2022, Pistrelli, Henry Martin y Asociados S.A. (Member of Ernst & Young Global Limited), has acted as the Bank’s external auditor. Its appointment was approved by the ordinary and extraordinary shareholders’ meetings held on April 29, 2022.
The ordinary and extraordinary shareholders’ meetings held on April 23, 2025 designated Pistrelli, Henry Martin y Asociados S.A. (Member of Ernst & Young Global Limited) as the Bank’s external auditor for the fiscal year 2025.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
BBVA Argentina corporate governance practices are governed by applicable Argentine law (particularly Law No. 26,831 as modified by Law No. 27,440 and the standards of the CNV), as well as by its Bylaws. BBVA Argentina has securities that are registered with the SEC and are listed on the NYSE, and is therefore subject to corporate governance requirements applicable to NYSE-listed non-U.S. companies.
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
Standards for Evaluating Director Independence
NYSE Section 303A.02 establishes general standards to evaluate directors’ independence (and no director qualifies as “independent” unless the board of directors affirmatively determines that such director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company)), and emphasizes that the concern is independence from management. The board of directors is also required, on a case-by-case basis, to express an opinion with regard to the independence or lack of independence of each individual director.
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
NYSE Sections 303A.07(b)(iii)(A), (B) and (C) establish the duties and responsibilities of the audit committee, which include, among others (i) the discussion of the annual audited financial statements and the quarterly financial statements of the company with management and the independent auditor and (ii) the discussion of the company’s press releases relating to its earnings, as well as the financial information and guidelines relating to its earnings that are supplied to equity researchers and rating agencies. No such provision exists under Argentine law or is set forth in BBVA Argentina’s Bylaws. However, CNV standards establish similar functions for the audit committee, namely, “to verify the reliability of the administrative-accounting system, and of all financial data, or of any significant data submitted to CNV and to self-regulated exchanges, in compliance with the applicable reporting regime”.
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
The Bank publishes on its website, in the Investors Relations Section, any notices of relevant events; the CGS; the Bank’s bylaws and the composition of the Board of Directors and Senior Management.
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
ITEM 16K. CYBERSECURITY
Cybersecurity Risk Management
Risk Management and Strategy
Cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program provides a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of services provided by third-party service providers, and is designed to facilitate coordination across different departments in the handling of such cybersecurity threats and incidents. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat, including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies and, as later explained in greater detail, informing management and our Board of Directors of material cybersecurity threats and incidents. Our cybersecurity risk management program is regularly updated to align with industry best practices established by internationally accepted security standards and its effectiveness in mitigating the risks that the Bank is exposed to is periodically assessed.
Cybersecurity is not only a strategic priority, but also one of the main elements in the digital transformation of the Bank. Our Corporate Security & Financial Crime Prevention Hub Area is responsible for ensuring adequate information security management by establishing security policies, procedures and controls that bolster the security of the our infrastructures, digital channels and payment methods following a holistic and threat intelligence-led approach, where a program has been designed for each of the four fundamental pillars of our security strategy: cybersecurity, data protection,physical security and security in business processes and fraud management, with the aim to reduce the risks identified in the risk taxonomy defined by the Group.
As cyberattacks evolve and become more sophisticated, the Bank has strengthened its prevention and monitorization efforts. During the past few years, cybersecurity and information security measures have been reinforced with the aim to ensure an adequate protection of our information and the assets supporting business processes. Security measures adopted in the past few years include measures intended to: (i) ensure end-to-end protection of business processes, considering logical and physical security, privacy and fraud management concerns; (ii) ensure compliance with the security and privacy by design principles; and (iii) improve client access control and authentication services related to online services, from a security and user experience perspective, including by enhancing the use of facial biometrics and advanced analytics models.
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
The Global and Local Computer Emergency Response Team (“CERT”) are the first line of detection and response to cyberattacks aimed at users and infrastructure. The Global and Local CERT, operate 24x7 and provide services with operation lines dedicated to fraud and cybersecurity.

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
The Bank’s cybersecurity strategy is based on internationally accepted security standards. It covers best practices established in information-security standards and guidelines including ISO/IEC 27002 and other ISO/IEC 27000 series standards, COBIT 5 and the NIST Cybersecurity Framework. Furthermore, over the last three years we have aligned our framework with emerging regulatory requirements and resilience standards, such as the Central Bank of Argentina’s Communication “A” 7724 and 7783, and the Digital Operational Resilience Act (DORA), implementing remediation plans and mitigation measures to address identified gaps.
Considering that one of the main risks companies face today are risks related to third parties, the Bank reinforced its controls to ensure an adequate protection of information by the Bank’s service providers in 2025. The Bank requires that service providers contracted by it have internationally accepted security certifications. Security clauses are also included in contracts with service providers, including obligations to comply with specific security measures and all applicable legal and regulatory requirements.
In 2025, we did not identify any cybersecurity threats that materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

Governance
Our Board of Directors has overall oversight responsibility for our risk management, and is assisted by the Information Technology Committee in the oversight of technological risk and cybersecurity management and in monitoring the technological and cybersecurity strategies. This Committee, which meets every three months, is one of the main elements of our risk management governance model. It is responsible for the oversight of our technological and cybersecurity strategies and is informed by the Chief Security Officer (“CSO”) of technological and cybersecurity performance and of any incidents that have arisen.
Further, our Corporate Security & Financial Crime Prevention Hub Area and the Risk Control Area are responsible for identifying and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our CSO, who receives reports from our cybersecurity team (which is part of the Corporate Security Area) and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents.

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
Date: April 9, 2026

BANCO BBVA ARGENTINA S.A. CONSOLIDATED FINANCIAL STATEMENTS, DECEMBER 31, 2025

Banco BBVA Argentina S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Banco BBVA Argentina S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Banco BBVA Argentina S.A. (the Bank) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 9, 2026, expressed an unqualified opinion thereon.

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

Impairment of financial assets
Description of the matter

As of December 31, 2025, the Bank’s allowances related to financial assets at amortized cost and at fair value through other comprehensive income were 647,801 million of Argentine Pesos as disclosed in Note 33 to the consolidated financial statements. As discussed in Note 2.3.4.g) to the consolidated financial statements, the Bank recognized an allowance for credit losses using an expected credit loss (ECL) model. The recognition and measurement of ECL is complex and involves the use of significant analysis and estimation, including formulation and incorporation of forward-looking economic conditions into the ECL model.

Auditing the allowance for credit losses related to financial assets at amortized cost and at fair value through other comprehensive income involved subjective and complex auditor judgment, as well as specialized skills and knowledge, due to the inherent complexity of the models, including the models and significant assumptions used to estimate the probability of default (PD), exposure at default (EAD) and loss given default (LGD); the significant assumptions used to estimate the ECL for certain individually evaluated loans, including the present value of estimated future cash flows; and the significant assumptions and judgments with respect to the forward-looking information that could be affected by future economic conditions and the maintenance of updated and accurate relevant data elements. The variations in model methodology, underlying assumptions and judgments in the calculation of allowance for credit losses could have a material effect on its measurement.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Bank’s ECL process. The controls we tested included, among others, controls over management’s review of data, models and assumptions used in the estimation process.

Our audit procedures, in which we involved professionals with specialized skills and knowledge, included, among others, assessing whether the methodology and assumptions used to estimate ECL are consistent with the requirements of IFRS Accounting Standards, the Bank’s own historical data and industry standards; evaluating the models used in calculating the PD, EAD and LGD and assessing the methodologies used and the assumptions incorporated into the models by management by inspecting the model documentation and the recalculation of ECL for a sample of collective models and a sample of loans individually evaluated for impairment including the present value of estimated future cash flows, evaluating management’s forecasting and comparing management’s forward-looking information to independently estimate of future economic conditions and publicly available information; and testing the accuracy of underlying relevant data elements for a sample of loans by comparing them to contractual documentation. We also assessed the adequacy of the allowance for credit losses financial statement disclosures.

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.
Member of Ernst & Young Global Limited

We have served as the Bank’s auditor since 2022.

City of Buenos Aires, Argentina
April 9, 2026

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2025 AND 2024
(in thousands of Argentine pesos in constant currency – Note 2.1.5.)

	Notes	December 31, 2025	December 31, 2024
ASSETS
CASH AND CASH EQUIVALENTS	4	4,752,284,950	3,714,135,212
FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS		366,127,508	145,446,037
Debt securities	5.1.	315,467,772	120,757,396
Derivatives	5.2.	38,865,250	12,975,192
Equity instruments	5.3.	11,794,486	11,713,449
FINANCIAL ASSETS AT AMORTIZED COST		15,758,769,628	10,894,034,083
Loans and advances to government sector		3,152,686	1,269,080
Loans and advances to financial institutions	6.1.	231,597,449	76,650,960
Loans and advances to customers	6.2.	14,213,461,522	9,838,923,817
Debt securities	6.3.	583,277,961	200,648,357
Other financial assets	6.4.	727,280,010	776,541,869
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		3,094,969,178	3,244,216,748
Debt securities	7.1.	3,084,239,647	3,238,293,701
Equity instruments	7.2.	10,729,531	5,923,047
INVESTMENT IN JOINT VENTURES AND ASSOCIATES	9	38,566,753	31,331,842
TANGIBLE ASSETS		1,078,121,034	1,025,825,762
Property and equipment	10.1.	896,653,417	850,520,456
Investment properties	10.2.	181,467,617	175,305,306
INTANGIBLE ASSETS	11	119,335,631	91,069,334
INCOME TAX ASSETS		66,039,571	96,736,436
Current	8.1.	385	59,772,878
Deferred	8.3.	66,039,186	36,963,558
OTHER ASSETS	12	130,940,841	116,005,038
NON-CURRENT ASSETS HELD FOR SALE	13	3,236,214	4,932,578
TOTAL ASSETS		25,408,391,308	19,363,733,070
The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2025 AND 2024
(in thousands of Argentine pesos in constant currency – Note 2.1.5.) (cont.)

	Notes	December 31, 2025	December 31, 2024
LIABILITIES
FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		6,495,701	5,075,959
Derivatives	14.1	6,495,701	5,075,959
FINANCIAL LIABILITIES AT AMORTIZED COST		20,890,969,452	15,051,527,265
Bank loans	15.1.	826,663,992	264,320,232
Deposits from government sector		469,310,023	158,665,987
Deposits from financial institutions		7,792,802	5,692,327
Deposits from customers	15.2.	16,727,973,241	12,897,940,962
Repurchase agreements	15.3.	468,228,307	—
Other financial liabilities	15.4.	1,775,679,896	1,572,445,423
Debt securities issued	16	615,321,191	152,462,334
PROVISIONS	17	50,305,226	61,956,873
INCOME TAX LIABILITIES		131,714,356	18,119,458
Current	8.2.	125,140,454	18,119,458
Deferred	8.3.	6,573,902	—
OTHER LIABILITIES	18	785,552,700	785,983,479
TOTAL LIABILITIES		21,865,037,435	15,922,663,034
EQUITY
Share capital	19	612,710	612,710
Share premium		6,744,974	6,744,974
Inflation adjustment to share capital and premium		1,189,710,008	1,189,710,008
Reserves		2,875,221,727	2,528,159,628
Accumulated loss		(632,598,859)	(483,059,249)
Accumulated other comprehensive income		(7,413,074)	143,562,318
Equity attributable to owners of the Bank		3,432,277,486	3,385,730,389
Non-controlling interests		111,076,387	55,339,647
TOTAL EQUITY		3,543,353,873	3,441,070,036
TOTAL LIABILITIES AND EQUITY		25,408,391,308	19,363,733,070
The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(in thousands of Argentine pesos in constant currency – Note 2.1.5. , except earnings per share)

	Notes	December 31, 2025	December 31, 2024	December 31, 2023
Interest income	21.1.	5,296,398,124	6,177,814,220	9,120,817,921
Interest expense	21.2.	(2,578,698,783)	(2,324,816,251)	(4,459,404,994)
NET INTEREST INCOME		2,717,699,341	3,852,997,969	4,661,412,927
Fee and commission income	22	873,504,172	721,987,819	728,596,716
Fee and commission expense	23	(364,482,949)	(350,254,964)	(330,541,540)
Gains (Losses) on financial assets and liabilities at fair value through profit or loss, net	24	125,391,611	200,864,657	(59,277,667)
Gains (Losses) on derecognition of financial assets not measured at fair value through profit or loss, net	25	145,667,587	317,914,205	116,276,972
Exchange differences, net	26	193,086,874	71,873,198	601,886,838
Other operating income	27	249,179,345	187,838,081	192,640,163
Other operating expenses	28	(767,996,198)	(646,127,369)	(752,265,130)
GROSS INCOME		3,172,049,783	4,357,093,596	5,158,729,279
Administrative costs		(1,252,485,611)	(1,420,552,293)	(1,425,341,263)
Personnel benefits	29	(603,906,929)	(678,255,559)	(710,717,613)
Other administrative expenses	30	(648,578,682)	(742,296,734)	(714,623,650)
Depreciation and amortization	31	(111,138,349)	(104,727,608)	(82,149,812)
Impairment of financial assets	32	(729,389,894)	(382,024,738)	(382,719,950)
Gains (Losses) on net monetary position	2.1.5.	(571,171,770)	(1,869,623,082)	(2,374,269,202)
NET OPERATING INCOME		507,864,159	580,165,875	894,249,052
Share of profit or loss of entities accounted using the equity method		11,954,310	66,766	3,313,332
PROFIT BEFORE TAX		519,818,469	580,232,641	897,562,384
Income tax (expense) benefit	8.4.	(187,245,787)	(100,324,865)	(447,083,204)
PROFIT FOR THE YEAR		332,572,682	479,907,776	450,479,180
Attributable to owners of the Bank		315,143,929	474,106,223	449,341,296
Attributable to non-controlling interest		17,428,753	5,801,553	1,137,884
EARNINGS PER SHARE
Basic earnings per share (in pesos)	3	514.3443	773.7856	733.3669
Diluted earnings per share (in pesos)	3	514.3443	773.7856	733.3669
The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(in thousands of Argentine pesos in constant currency – Note 2.1.5.)

	December 31, 2025	December 31, 2024	December 31, 2023
Profit (loss) for the year	332,572,682	479,907,776	450,479,180

Items that are or may be reclassified to profit or loss

Profit or loss for financial instruments at fair value through Other comprehensive income (FVOCI)
Gains (losses) for the year for financial instruments at FVOCI	(91,932,589)	(486,897,993)	939,653,706
Adjustment for reclassifications for the year	(145,667,587)	(161,288,552)	(99,736,956)
Related income tax gains (losses) (Note 8.4.)	83,160,063	223,182,909	(243,271,929)
	(154,440,113)	(425,003,636)	596,644,821
Items that will not be reclassified to profit or loss

Fair value changes for equity instruments at FVOCI
Gains (losses) for the year for equity instruments at FVOCI	3,464,708	966,651	4,650,515
	3,464,708	966,651	4,650,515
Other comprehensive income (expense), net of tax	(150,975,405)	(424,036,985)	601,295,336
Total comprehensive income for the year	181,597,277	55,870,791	1,051,774,516
Total comprehensive income (expense):
Attributable to owners of the Bank	164,168,537	52,003,501	1,048,702,258
Attributable to non-controlling interests	17,428,740	3,867,290	3,072,258
The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025
(in thousands of Argentine pesos in constant currency, except dividends per share – Note 2.1.5.)

				Other comprehensive income		Reserves
Transactions	Share capital	Share premium	Inflation adjustment to share capital and premium	Fair value reserve	Share of OCI from associates and joint ventures	Legal reserve	Other reserves	Accumulated loss	Total equity attributable to owners of the Bank	Non- controlling interest	Total equity
Balances at December 31, 2024	612,710	6,744,974	1,189,710,008	143,534,263	28,055	1,055,381,795	1,472,777,833	(483,059,249)	3,385,730,389	55,339,647	3,441,070,036

Total comprehensive income for the year
- Profit or loss for the year	—	—	—	—	—	—	—	315,143,929	315,143,929	17,428,753	332,572,682
- Other comprehensive income (loss) for the year	—	—	—	(150,975,392)	—	—	—	—	(150,975,392)	(13)	(150,975,405)

Distribution of retained earnings as per the Shareholders' Meeting held on April 23, 2025 (Note 39)
Legal reserve	—	—	—	—	—	92,936,708	—	(92,936,708)	—	—	—
Other reserves	—	—	—	—	—	—	371,746,831	(371,746,831)	—	—	—

Distribution of dividends, approved by the Shareholders' Meeting held on April 23 and by the BCRA on May 12 (Note 39)
Dividends in kind and cash (1)	—	—	—	—	—	—	(117,621,440)	—	(117,621,440)	—	(117,621,440)
Acquisition of a subsidiary (Note 2.2.)	—	—	—	—	—	—	—	—	—	38,308,000	38,308,000
Balances at December 31, 2025	612,710	6,744,974	1,189,710,008	(7,441,129)	28,055	1,148,318,503	1,726,903,224	(632,598,859)	3,432,277,486	111,076,387	3,543,353,873
(1)Dividends per share amounts to pesos 145.93 (in nominal values)
The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024
(in thousands of Argentine pesos in constant currency, except dividends per share – Note 2.1.5.)

				Other comprehensive income		Reserves
Transactions	Share capital	Share premium	Inflation adjustment to share capital and premium	Fair value reserve	Share of OCI from associates and joint ventures	Legal reserve	Other reserves	Accumulated loss	Total equity attributable to owners of the Bank	Non- controlling interest	Total equity
Balances at December 31, 2023	612,710	6,744,974	1,189,710,008	565,636,985	28,055	961,111,584	1,763,305,046	(485,814,418)	4,001,334,944	51,472,357	4,052,807,301

Total comprehensive income for the year
- Profit or loss for the year	—	—	—	—	—	—	—	474,106,223	474,106,223	5,801,553	479,907,776
- Other comprehensive income (loss) for the year	—	—	—	(422,102,722)	—	—	—	—	(422,102,722)	(1,934,263)	(424,036,985)

Distribution of retained earnings as per the Shareholders' Meeting held on April 26, 2024 (Note 39)
Legal reserve	—	—	—	—	—	94,270,211	—	(94,270,211)	—	—	—
Other reserves	—	—	—	—	—	—	377,080,843	(377,080,843)	—	—	—
Distribution of dividends, approved by the Shareholders' Meeting held on April 26, by the BCRA on May 3 and at the Board of Directors' meeting held on May 6, 2024 (Note 39)
Dividends in kind and cash (1)	—	—	—	—	—	—	(667,608,056)	—	(667,608,056)	—	(667,608,056)
Balances at December 31, 2024	612,710	6,744,974	1,189,710,008	143,534,263	28,055	1,055,381,795	1,472,777,833	(483,059,249)	3,385,730,389	55,339,647	3,441,070,036
(1)Dividends per share amounts to pesos 431.24 (in nominal values)
The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023
(in thousands of Argentine pesos in constant currency, except dividends per share – Note 2.1.5.)

				Other comprehensive income		Reserves
Transactions	Share capital	Share premium	Inflation adjustment to share capital and premium	Fair value reserve	Share of OCI from associates and joint ventures	Legal reserve	Other reserves	Accumulated loss	Total equity attributable to owners of the Bank	Non- controlling interest	Total equity
Balances at December 31, 2022	612,710	6,744,974	1,189,710,008	(33,723,977)	28,055	856,159,164	1,566,584,561	(410,393,616)	3,175,721,879	48,200,767	3,223,922,646

Total comprehensive income for the year
- Profit or loss for the year	—	—	—	—	—	—	—	449,341,296	449,341,296	1,137,884	450,479,180
- Other comprehensive income (loss) for the year	—	—	—	599,360,962	—	—	—	—	599,360,962	1,934,374	601,295,336

Distribution of retained earnings as per the Shareholders' Meeting held on April 28, 2023 (Note 39)
Legal reserve	—	—	—	—	—	104,952,420	—	(104,952,420)	—	—	—
Other reserves	—	—	—	—	—	—	419,809,678	(419,809,678)	—	—	—
Distribution of dividends, approved by the Shareholders' Meeting held on April 28, by the BCRA on May 31 and at the Board of Directors' meeting held on June 7, 2023 (Note 39)
Dividends in kind and cash (1)	—	—	—	—	—	—	(223,089,193)	—	(223,089,193)	—	(223,089,193)
Subsidiary capital increase (Note 2.2.)	—	—	—	—	—	—	—	—	—	199,332	199,332
Balances at December 31, 2023	612,710	6,744,974	1,189,710,008	565,636,985	28,055	961,111,584	1,763,305,046	(485,814,418)	4,001,334,944	51,472,357	4,052,807,301
(1)Dividends per share amounts to pesos 58.05 (in nominal values)
The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(in thousands of Argentine pesos in constant currency – Note 2.1.5.)

Accounts	December 31, 2025	December 31, 2024	December 31, 2023
Cash flow from operating activities

Profit before tax	519,818,469	580,232,641	897,562,384

Adjustments and other non-cash items	(1,851,950,456)	(641,361,774)	(3,347,947,066)
Depreciation and amortization	111,138,349	104,727,608	82,149,812
Net impairment loss of financial assets	729,389,894	382,024,738	382,719,950
Accrued interest	(2,994,239,277)	(3,845,004,956)	(4,660,352,154)
Exchange rate	(341,690,609)	712,796,039	(1,641,030,429)
Loss on net monetary position	571,171,770	1,869,623,082	2,374,269,202
Other adjustments	72,279,417	134,471,715	114,296,553

Net increases (decreases) in operating assets:	(10,121,271,996)	(11,551,839,416)	(13,360,239,042)
Financial assets at fair value through profit or loss (FVTPL)	(340,390,192)	178,788,103	(828,845,785)
Financial assets at amortized cost
Other financial assets	(246,713,844)	(770,464,715)	(728,080,044)
Loans and advances to financial institutions	(201,202,792)	(58,248,269)	(43,753,027)
Loans and advances to customers	(8,023,955,540)	(8,880,370,125)	(6,130,745,512)
Loans and advances to government sector	(2,595,717)	(1,514,252)	(1,417,770)
Loans and advances to central bank	—	—	76,007
Reverse repurchase agreements	—	1,377,064,056	(4,360,086,771)
Debt securities	(382,629,604)	39,473,840	97,235,455
Financial assets at fair value through other comprehensive income	(924,448,146)	(3,308,809,862)	(1,234,553,237)
Other assets	663,839	(127,758,192)	(130,068,358)

Net increases (decreases) in operating liabilities:	9,407,107,699	11,612,195,554	13,059,845,135
Financial liabilities at amortized cost
Deposits from financial institutions	5,115,285	22,602,465	9,797,799
Deposits from customers	7,791,807,081	10,044,971,402	10,344,023,210
Deposits from government sector	388,690,312	271,760,230	96,338,549
Repurchase agreements	484,978,836	10,563,568	(15,331,561)
Financial liabilities at FVTPL	10,168,110	(19,398,316)	41,255,757
Other financial liabilities	726,348,075	1,281,696,205	2,583,761,381

Income tax paid	(20,787,168)	(361,727,897)	(20,229,191)

Interest received	4,786,812,016	6,229,747,260	8,936,110,766
Interest paid	(1,719,435,302)	(2,461,008,424)	(4,442,805,007)
Total cash flows generated by operating activities	1,000,293,262	3,406,237,944	1,722,297,979
The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(in thousands of Argentine pesos in constant currency – Note 2.1.5.) (cont.)

Accounts	December 31, 2025	December 31, 2024	December 31, 2023
Cash flows from investing activities

Payments:	(244,390,334)	(218,408,805)	(126,498,206)
Purchase of property and equipment, intangible assets and other assets	(216,833,693)	(216,430,025)	(120,739,244)
Acquistion of a subsidiary, net of cash acquired	(25,543,084)	—	—
Other payments related to investment activities	(2,013,557)	(1,978,780)	(5,758,962)

Collections:	3,820,010	4,780,425	3,332,953
Dividends received	3,820,010	4,780,425	3,332,953
Total cash flows used in investing activities	(240,570,324)	(213,628,380)	(123,165,253)
Cash flows from financing activities

Payments:	(33,433,435)	(136,396,506)	(117,106,746)
Dividends	(17,004,451)	(119,195,329)	(797,306)
Payment of lease liabilities	(16,428,984)	(17,201,177)	(17,839,765)
Financing by local financial institutions	—	—	(98,469,675)

Collections:	973,300,716	300,031,252	41,315,629
Debt securities issued	411,215,685	116,474,963	38,925,831
Financing by local financial institutions	359,078,613	134,119,228	—
Other collections related to financing activities	203,006,418	49,437,061	2,389,798
Total cash flows generated/(used in) by financing activities	939,867,281	163,634,746	(75,791,117)
Effect of exchange rate changes on cash and cash equivalents	341,690,609	(712,796,039)	1,641,030,429
Inflation effect on cash and cash equivalents	(1,003,131,090)	(2,202,662,658)	(2,533,281,293)
Total changes in cash and cash equivalents	1,038,149,738	440,785,613	631,090,745
Cash and cash equivalents at the beginning of the year (Note 4)	3,714,135,212	3,273,349,599	2,642,258,854
Cash and cash equivalents at the end of the year (Note 4)	4,752,284,950	3,714,135,212	3,273,349,599
The accompanying explanatory notes are an integral part of these consolidated financial statements.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos) (cont.)
1. General information
1.1. Information on Banco BBVA Argentina S.A.
Banco BBVA Argentina S.A. (hereinafter “BBVA Argentina”, the “Bank” or the “Entity”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 234 national branches.
Since December 1996, BBVA Argentina is controlled by Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, “BBVA Group” or the “controlling entity”), which directly and indirectly owned 66.55% of the share capital of the Bank as of December 31, 2025.
These Consolidated Financial Statements relate to the Bank and its subsidiaries (collectively, the “Group”). The Bank’s subsidiaries are detailed in Note 2.2.
Part of the Bank’s share capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.
1.2. Evolution of the macroeconomic situation and the financial and capital systems
Milei’s administration took office and among its main objectives, there were the elimination of the fiscal deficit based on the reduction of the primary public expenditure of both the Nation and the Provinces, and the resizing of the State’s structure, by eliminating subsidies and transfers.
The measures taken regarding the monetary policy have significantly reduced the gap between the official exchange rate and the free exchange market rate (traded through stock‑market instruments) from a peak of 200% in the fourth quarter of 2023 to approximately 4% as of the date of issuance of these financial statements. In April 2025, new measures were introduced to ease foreign‑exchange controls, including the establishment of a floating band system (between ARS 1,000 and ARS 1,400 - a range scheduled to be adjusted by 1% per month through December 2025 and, beginning January 2026, in line with inflation), within which the US dollar exchange rate can fluctuate in the foreign exchange market, the elimination of foreign exchange restrictions applicable to individuals, the authorization of companies to transfer dividends abroad to non-resident shareholders for the fiscal years starting from January 1, 2025 and increased flexibility to make payments abroad for imports of goods and services, among other regulations.
Among other monetary and financial measures, and with the aim of drastically reducing the so-called quasi-fiscal deficit, the authorities carried out debt swaps involving the BCRA’s obligations with banks, as well as put options on government securities held by financial institutions, and transferred such instruments to the National Treasury. Together with the fiscal surplus recorded by the National Government and the rollover of peso-denominated debt services, these actions allowed for a significant reduction in inflation (31.5% during the year 2025) and in nominal interest rates, although the latter have shown an increased level of volatility.
Regarding sovereign debt, several voluntary local debt exchanges, along with agreements reached regarding obligations with the Paris Club and the International Monetary Fund (IMF), allowed the country to avoid defaults, and the BCRA made progress in normalizing external commercial debt and, in accumulating international reserves sourced from both the trade surplus and the Asset Regularization Regime established under Law No. 27,743. In April 2025, the IMF Executive Board approved an Extended Fund Facility (EFF) arrangement for Argentina totaling approximately USD 20 billion. This approval included an immediate disbursement of USD 12 billion and an subsequent disbursement of USD 2 billion made in August 2025. On the same date, the World Bank and the Inter-American Development Bank also approved financial assistance packages to Argentina under their respective multi-annual programs, amounting to USD 12 billion and USD 10 billion, respectively. Additionally, on October 20, 2025, the BCRA announced the signing of a currency stabilization agreement with the U.S. Treasury Department for an amount of up to USD 20 billion for conducting bilateral currency swap operations between both parties. On December 15, 2025, the BCRA announced its international reserve accumulation goals of USD 17 billion for all of 2026, to be achieved through foreign currency purchases by said body in the Single and Free Exchange Market.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

At a broader level, the National Government’s program includes structural reforms across both the economic framework and other areas of public policy. On October 26, 2025, national legislative elections were held, resulting in an increase in the governing party’s parliamentary representation. In the following days, there was a significant increase in the prices of Argentine financial assets and a reduction in the country-risk premium, while the Argentine government announced a call to other political forces to seek consensus to advance its package of economic, labor, and tax reforms, among others. Finally, in December 2025, the National Congress approved the 2026 Budget which includes growth targets and a reduction in the expected inflation level.
Although the macroeconomic and financial environment has improved in recent months, the slow and uneven recovery of economic activity, combined with an uncertain global outlook, requires Management to continuously monitor developments that may affect the Entity’s financial position and performance and that may need to be reflected in future financial statements.

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
The consolidated financial statements for the year ended December 31, 2025, were authorized for issue on April 9, 2025.
2.1.2. Figures stated in thousands of pesos
Amounts in these consolidated financial statements are presented in thousands of Argentine pesos in terms of purchasing power as of December 31, 2025 and are rounded to the nearest amount in thousands of pesos.
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
These consolidated financial statements were prepared on historical cost basis (see note 2.1.5. Measuring unit), except for certain financial instruments which were valued at Fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. In addition, assets and liabilities of derivatives and assumed in the Business combination (see Note 2.2.) were valued at Fair Value through profit or loss.
2.1.4. Comparative information
The Statement of Financial Position as of December 31, 2025 is comparatively presented with data as of prior year-end, while the Statements of Profit or Loss, Comprehensive Income, Changes in Equity, and Cash Flows, are comparatively presented with data for the years ended December 31, 2024 and 2023.
The figures of comparative information have been restated in order to consider the changes in the general purchasing power of the currency and, as a result, are stated in the measuring unit current as of the end of the reporting period (see “Measuring unit” below).

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

2.1.5. Measuring unit
These consolidated financial statements as of and for the year ended December 31, 2025 have been restated to be expressed in terms of the measuring unit current as of that date, in accordance with IAS 29 “Financial Reporting in Hyperinflationary Economies”.
According to IFRS Accounting Standards, the restatement of financial statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain non-exclusive qualitative indicators consisting of analyzing general population behavior, prices, interest rates and salaries in view of the evolution of price indexes and the loss of purchasing power of the currency, and (ii) as a quantitative characteristic, which is the most considered condition in practice, to test whether the cumulative inflation rate in three years approaches or exceeds 100%.
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
Considering the index referred above, inflation for the fiscal years ended December 31, 2025, 2024 and 2023 was 31.55%, 117.76% and 211.41%, respectively.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
2.2. Basis for consolidation
The consolidated financial statements comprise the Entity’s and its subsidiaries’ financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023.
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
When assessing if the Entity has control over an investee and therefore, whether it controls the variability of its returns, the Entity considers all the relevant events and circumstances, including:
•The purpose and design of the investee.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
As of December 31, 2025, and 2024 and for the years ended December 31, 2025, 2024 and 2023, the Entity has consolidated its financial statements with the financial statements of the following companies, except for FCA Compañia Financiera S.A. that it is consolidated with the Entity as of December 31, 2025:

Subsidiaries	Registered Office	Province	Country	Main Business Activity
Volkswagen Financial Services Cía. Financiera S.A.	Av. Córdoba 111, 30th floor	City of Buenos Aires	Argentina	Financing
PSA Finance Arg. Cía. Financiera S.A.	Carlos María Della Paolera 265, 22nd floor	City of Buenos Aires	Argentina	Financing
FCA Compañía Financiera S.A. (1)	Carlos María Della Paolera 265, 22nd floor	City of Buenos Aires	Argentina	Financing
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (1)	Av. Córdoba 111, 22nd floor	City of Buenos Aires	Argentina	Retirement and Pension Fund Manager
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión.	Av. Córdoba 111, 30th floor	City of Buenos Aires	Argentina	Mutual Funds Management
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

proceedings) to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.
On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed a lawsuit for damages against the Argentine government under case No. 40.437/2010. The lawsuit was ratified by BBVA Banco Francés in its capacity as the Company’s majority shareholder. On July 1, 2021, a decision rejecting the claim was issued. On August 9, 2022, Room I of the Federal Court of Appeals in Contentious and Administrative Matters ratified the trial court decision. On August 25, 2022, a federal extraordinary appeal was filed against the abovementioned resolution, which was partially accepted in regard to the federal issue at stake and rejected the request concerning the grounds of arbitrariness through the court decision dated September 15, 2022. Considering the partial rejection, an appeal was filed with the Argentine Supreme Court of Justice on September 21, 2022. The Attorney General of the Nation has been notified and issued two non-binding opinions recommending to the Supreme Court of Justice of the Nation the rejection of the appeals filed by Consolidar AFJP S.A. As of the date of issuance of these financial statements, neither the outcome of the legal process referred to above nor the final assessment of the case by the Argentine Supreme Court of Justice can be estimated. Similarly, in the hypothetical event of a rejection, all or part of the legal costs may be imposed on Consolidar AFJP S.A. (undergoing liquidation proceedings) and the assets of such entity were insufficient to bear them, the Bank would bear these expenses, reserving the right to recover the proportional part related to the remaining shareholder.
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, the Entity’s interest in its consolidated companies was as follows, except for FCA Compañia Financiera S.A. that it is consolidated with the Entity as of December 31, 2025:

Subsidiaries	Shares		Interest held by the Entity		Non-controlling Interests
	Type	Number	% of Total Shares	% of Total Votes	% of Total Shares	% of Total Votes
Volkswagen Financial Services Cía. Financiera S.A.	Common	897,000,000	51.00%	51.00%	49.00%	49.00%
PSA Finance Arg. Cía. Financiera S.A. (1)	Common	52,178	50.00%	50.00%	50.00%	50.00%
FCA Compañía Financiera S.A. (1)	Common	721,431,000	50.00%	50.00%	50.00%	50.00%
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (2)	Common	235,738,503	53.89%	53.89%	46.11%	46.11%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión.	Common	242,524	100.00%	100.00%	0.00%	0.00%
(1)According to the Shareholders’ Agreement, the Bank controls the entity because it is exposed, or has rights, to variable returns from its continued involvement with the entity and has the ability to direct the relevant activities in order to affect those returns, such as financial and risk management activities, among others.
(2)On November 28, 2023, a contribution of 120,000 (432,309 in restated values) was made, which was integrated in cash. The Bank subscribed 64,667 (232,977 in restated values) and Banco Bilbao Vizcaya Argentaria S.A. (BBVA) 55,333 (199,332 in restated values).

The Entity’s and its subsidiaries’ total assets, liabilities and equity as of December 31, 2025 and 2024, are as follows:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

The Entity’s and its subsidiaries’	December 31, 2025
	Assets	Liabilities	Equity attributable to owners of the Bank	Non-controlling interests	Total comprehensive (loss) income attributable to owners of the Bank	Total comprehensive (loss) income attributable to non-controlling interests
Volkswagen Financial Services Cía. Financiera S.A.	560,772,538	472,460,010	45,039,390	43,273,138	6,354,334	6,105,144
PSA Finance Arg. Cía. Financiera S.A.	356,431,344	297,794,492	29,318,426	29,318,426	11,359,648	11,359,622
FCA Compañía Financiera S.A. (1)	396,754,020	320,138,020	38,308,000	38,308,000	—	—
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.(undergoing liquidation proceedings)	483,808	100,328	206,657	176,823	(42,104)	(36,026)
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	127,330,747	43,546,635	83,784,112	—	43,247,670	—
The Entity	24,537,865,376	21,105,587,890	3,432,277,486	—	164,168,537	—
Eliminated	(571,246,525)	(374,589,940)	(196,656,585)	—	(60,919,548)	—
The Group	25,408,391,308	21,865,037,435	3,432,277,486	111,076,387	164,168,537	17,428,740
(1)Corresponds to the fair value of the identifiable assets and liabilities.

The Entity’s and its subsidiaries’	December 31, 2024
	Assets	Liabilities	Equity attributable to owners of the Bank	Non-controlling interests	Total comprehensive (loss) income attributable to owners of the Bank	Total comprehensive (loss) income attributable to non-controlling interests
Volkswagen Financial Services Cía. Financiera S.A.	344,083,387	268,230,337	38,685,056	37,167,994	5,597,697	5,378,177
PSA Finance Arg. Cía. Financiera S.A.	198,795,229	162,877,625	17,958,802	17,958,802	(1,360,309)	(1,360,309)
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.(undergoing liquidation proceedings)	554,905	93,294	248,760	212,851	(175,986)	(150,578)
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	50,788,203	10,251,981	40,536,222	—	26,227,101	—
The Entity	19,049,456,851	15,663,726,462	3,385,730,389	—	52,003,501	—
Eliminated	(279,945,505)	(182,516,665)	(97,428,840)	—	(30,288,503)	—
The Group	19,363,733,070	15,922,663,034	3,385,730,389	55,339,647	52,003,501	3,867,290

Closing of the acquisition of 50% stake in FCA Compañía Financiera S.A. and determination of the transaction price
On December 18, 2024, the Entity entered into an agreement with FIDIS S.P.A pursuant to which the Entity intends to acquire 50% of the share capital of FCA Compañía Financiera S.A. (hereinafter, “FCA CF”).
FCA CF is a financial company authorized by the Board of Directors of the Central Bank of the Argentine Republic through Resolution No. 432, dated September 16, 1999. It is part of the global Stellantis automotive group, and its main activity is providing financing to private, non‑financial‑sector residents for the purchase of vehicles of Fiat, Jeep and RAM brands, which are produced and/or marketed by FCA Automobiles Argentina S.A.
On November 5, 2025, the BCRA issued the resolution whereby it decided not to raise any objections, under Section 15 of Financial Institutions Law No. 21,526, to the shareholding change to take place in FCA Compañía Financiera S.A., pursuant to which the Bank and Stellantis Financial Services Europe will each become shareholders holding a 50% (fifty percent) interest in the share capital and voting rights of FCA CF, once the closing of the transaction

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

occurs, involving the effective transfer of 100% of the share capital of FCA CF from Fidis S.p.A. and FCA Automobiles Argentina S.A. to the new shareholders.
Furthermore, on November 6, 2025, the Secretariat of Industry and Commerce, based on the recommendation issued by the National Antitrust Commission, authorized the economic concentration transaction consisting of the acquisition of joint control over FCA Compañía Financiera S.A. by the new shareholders, pursuant to the provisions of Section 14 a) of Law No. 27,442.
On December 10, 2025, the closing of the transaction took place, through which BBVA Argentina acquired 50% of the share capital of FCA CF, following the receipt of all applicable regulatory approvals and the holding of the FCA CF Shareholders' Meeting, at which, among other matters, the amendment of the bylaws as well as changes to the Board of Directors and the Supervisory Committee were approved. This transaction allows BBVA Argentina to strengthen its customer service in the new‑car financing segment, in a market with significant potential.
Furthermore, the transaction price of the operation amounted to 37,271 million, including the adjustment determined in accordance with the applicable contractual terms and based on the financial information as of November 30, 2025, paid at the closing date and the adjustment in March 2026.
The fair values of FCA CF's assets and liabilities at the acquisition date were:

ASSETS
Cash and cash equivalents	9,246,080
Loans to customers	385,858,034
Tangible assets	634,988
Intangible assets	795,375
Other assets	219,543
396,754,020

LIABILITIES
Derivatives	148,556
Bank loans	160,466,036
Deposits from customers	25,832,464
Other financial liabilities	89,685,797
Debt securities issued	27,187,690
Income tax liabilities - Deferred	6,573,903
Income tax liabilities - Current	4,979,342
Provisions	524,954
Other liabilities	4,739,278
320,138,020

NET ASSETS AT FAIR VALUE	76,616,000

Since the amount of the net assets acquired exceeds the fair value of the price paid, including the estimated price adjustment based on available information, the Entity recorded a gain of 1,037,391, which is recorded in the item "Shared of profit or loss of entities accounted using the equity method".
The Entity has elected to measure the non-controlling interest in the acquiree at the proportion of its ownership interest in the acquiree’s identifiable net assets measured at fair value at the acquisition date.
The Entity defined the effective date of acquisition for accounting purposes as of December 31, 2025.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

This decision is based on the fact that no material changes in FCA CF’s equity or results have been identified during the period between the two dates.
As a result, FCA CF has not contributed results to the consolidated operations of BBVA Argentina for the year ended December 31, 2025. If the business combination had taken place at the beginning of the fiscal year, the Bank’s profit before tax would have increased by 8,006,274 after considering the non-controlling interest. In addition, in the group’s consolidated financial statements the interest income would have increased by 93,092,849.
As of December 31, 2025 the contractual cash-flows of the “Loans to customers” amounted to 361,278,740 and the related allowances was 4,000,942.
The Board of Directors of the Entity considers that there are no other companies or structured entities that should be included in the consolidated financial statements as of and for the year ended December 31, 2025.
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
Mutual funds
A subsidiary of the Bank acts as fund manager of 20 mutual funds. The amount of total equity under management accrued as of December 31, 2025 and 2024 amounts to 3,938,101,383 and 3,997,282,356, respectively. Determining whether the Bank controls such an mutual fund usually focuses on the assessment of the aggregate economic interests of the Bank in the fund (comprising any carried interests and expected management fees) and considers that investors have no right to remove the fund manager without cause. The Bank has concluded that it does not have control over any of these mutual funds.

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
Foreign currency differences arising from translation are recognized in profit or loss.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

2.3.3. Cash and cash equivalents
Cash and cash equivalents includes cash, bank deposits, balances with no restrictions kept with the BCRA and on-demand accounts held at domestic and foreign financial institutions that are subject to an insignificant risk of changes in their fair value which are used by the Bank in the management of its short-term commitments.
Cash and cash equivalents are carried at amortized cost in the Consolidated Statement of Financial Position.
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
However, if the Group determines that the fair value at initial recognition is different than the consideration received or paid, when the fair value is classified as Level 1 or 2, the financial instrument is initially recognized at fair value and the difference is recognized in profit or loss. If the fair value at initial recognition is classified as Level 3, the difference between the fair value and the consideration is deferred. The Bank shall recognize that deferred profit or loss only to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the asset or liability. The aforementioned difference, which mainly relates to credit card transactions, is recognized in profit or loss as "Loss on initial recognition of loans bearing below market interest rate" within "Other operating expenses" in the consolidated statement of profit or loss. Subsequently, these assets are measured at amortized cost using the effective interest rate method.
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
•The contractual terms of the financial asset give rise to cash flows that are SPPI on the principal amount outstanding.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
In making the assessment, the Group considers:
•Contingent events that would change the amount and timing of cash flows;
•Leverage features;

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

•Prepayment and extension terms;
•Terms that limit the Bank’s claim to cash flows from specified assets; and
•Features that modify consideration of the time value of money (e.g. periodical reset of interest rate).
Reclassification
Financial assets are not reclassified after their initial recognition, except for a change in the Group’s business models. Financial liabilities are not reclassified.
As of December 31, 2025 and 2024, there were no changes to our business model.
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
•Other fees are included in profit or loss as part of the gain or loss on derecognition.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
The Group has applied the following definitions in accordance with IFRS 9:
Definition of Default
It will be consider that a default can occur when one or both of the following conditions are met:
a) Objective Default: the obligor has material past due balances for more than 90 consecutive days with respect to any credit obligation. Materiality is defined by an absolute threshold (maximum amount of the sum of all past due amounts fixed in local currency at 30 thousand pesos for retail portfolios and 151 thousand pesos for wholesale portfolios) and a relative threshold (percentage reflecting the past due amount in relation to the total amount of all exposures to the obligor included in the balance sheet, excluding equity exposures, fixed at 1% for all portfolios).

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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

In the case of retail customers (private individuals), the main aim of the Group’s policy on refinancing and restructuring loans is to avoid default arising from a customer’s temporary liquidity problems by implementing structural solutions that do not increase the balance of the customer’s loan. The solution required is adapted to each case and the loan repayment is facilitated, in accordance with the following principles:
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
•Customers subject to refinancing and restructuring operations are excluded from marketing campaigns of any kind.
Under restructuring or refinancing, the cure period is defined as one year from the latter of:
•The moment of extending the restructuring measures.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
The scope for individual analysis is defined with the following criteria to analyze all clients with at least an asset in default and with total risk above the local threshold (200,000) or with at least an asset on the Watch List (WL) with total risk above the local threshold (900,000), meaning:
a)Stage 3 and Total Risk > 200,000;
b)Stage 2, WL and Total Risk > 900,000.
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
The characteristics of credit risk may consider, among others, the following factors:
•Type of instrument.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
•Credit Conversion Factors (CCF): An estimate applied to off-balance sheet balances to determine the credit risk exposure in the event of a default. The Entity discloses, in the "Additional information on the credit quality of assets" section of Note 33, the estimate of credit risk exposure determined on the balances of loan commitments and financial guarantees.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Recognition of ECL in the statement of profit or loss
The Group recognizes changes in the expected credit loss allowances as an impairment charge or release in the Consolidated Statement of Profit or Loss within “Impairment of financial assets”. It includes, the combined effect of risk parameter updates (EAD, PD and LGD), inter-stage allowances transitions, the incorporation of forward-looking guidance and the monetary effect of the adjustments by inflation.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
Recoveries of amounts previously written off are included in the Consolidated Statement of Profit or Loss.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.
Business combination
A business combination is a transaction, or any other deal, by which the Group obtains control over one or more businesses, accounting for by applying the “acquisition method”.
According to this method, the acquirer has to recognize the assets acquired and the liabilities and contingent liabilities assumed, including those that the acquired entity had not accounted for. The method involves the measurement of the consideration paid or delivered for the business combination and its allocation to the assets, liabilities and contingent liabilities measured according to their fair value, at the acquisition date, as well as the recognition of any non-controlling participation (minority interests) that may arise from the transaction.
The acquirer shall recognize an asset in the consolidated balance sheet under the heading “Intangible assets - Goodwill” if on the acquisition date there is a positive difference between:
•the sum of the consideration paid, the amount of all the minority interests and the fair value of the stock previously held in the acquired business; and
•the fair value of the assets acquired and liabilities assumed.
Goodwill is initially measured at cost (the excess of the sum of the consideration transferred and the amount recognized for the non-controlling interest and any previously held interest over the net identifiable value of the acquired assets and assumed liabilities). After initial recognition, goodwill is measured at cost less any accumulated impairment losses in accordance with item 2.3.12, Impairment of non-financial assets.
If the difference is negative, that is, if the fair value of the acquired assets and assumed liabilities exceeds the sum of the consideration given, the Entity shall reassess whether it has correctly identified all the acquired assets and all the assumed liabilities and shall review the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of the net assets acquired over the sum of the consideration transferred, then the gain is recognized in profit or loss (“Shared of profit or loss of entities accounted using the equity method”).
In accordance with IFRS 3, in each business combination, the non-controlling interest in the acquiree may be measured in one of two ways: (i) at fair value at the acquisition date or (ii) at the amount representing the minority proportionate interest in the acquiree's identifiable net assets measured at fair value at the acquisition date. The BBVA Group has always opted for the second method.

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
The estimated useful lives of investment properties are as informed in the respective technical appraisal. Depreciation is calculated using the straight-line method during the estimated useful lives of the assets and is recognized in the Consolidated Statement of Income under “Depreciation and amortization”.
Depreciation methods and useful lives are reviewed at each reporting date and adjusted prospectively, if necessary. As a non-monetary asset, this item is adjusted for inflation.
For the purposes of the depreciation calculation, the guidelines described in 2.3.6. are followed.
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
As of December 31, 2025, the Entity had not entered into agreements related to variable lease payments. As of such date, there were no leases that had not yet commenced, pursuant to which the Entity had undertaken commitments, and which enter into force in subsequent years.
Below is a detail of the accounting policies:
•Contracts that contain a lease
At the beginning of the contract, the Group evaluates whether a contract is, or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
Rest of other assets
Other assets (prepayments, advances to personnel, tax advances, advances to suppliers of goods, among others) are booked when the right to collect or receive consideration is earned and are valued at amortized cost less impairment losses.
2.3.11.Non- current assets held-for-sale
Assets are classified as held-for-sale if it is highly likely that they will be recovered, mainly through their sale, which is estimated to occur within the twelve months following the date of their classification as such.
These assets are measured at the lower of their carrying amount and their fair value less the cost of disposal.
As a non-monetary asset, this item was adjusted for inflation.
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
An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
The breakdown of commission income and expenses is presented in Note 22 and 23 to these financial statements.
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
•Temporary differences related to an investment in subsidiaries to the extent that is probable that it will not reverse in the foreseeable future; and
•Taxable temporary differences arising on the initial recognition of goodwill.
Deferred tax liabilities are recognized for the tax effect of all taxable temporary differences.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
2.3.19. Segment reporting
An operating segment is a component of the Bank that engages in business activities and from which it may earn revenues and incur expenses, including revenues and expenses relating to transactions with any of the Bank’s other components, whose operating results are regularly reviewed by the Bank’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. As of December 31, 2025 and 2024, the Group has determined that it has only one reportable segment related to banking activities.
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
2.4.1. Judgments
Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is described in Note 2.2. Determination of the “Basis of consolidation” regarding the existence of control of other entities and Note 2.3. “Significant accounting policies” under the following headings:
•Note 2.3.4.b) – “Financial assets and liabilities - Classification of financial assets”
•Note 2.3.4.g) – “Financial assets and liabilities - Impairment of financial assets”

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

•Note 2.3.8. – “Leases”
•Note 2.3.12 – “Impairment of non-financial assets”
2.4.2. Assumptions and estimation uncertainties
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in these consolidated financial statements within the next financial year is included in the following notes:
•Note 2.3.4.g) – “Measurement of Expected Credit Losses (ECL)” regarding impairment of financial assets: establishing the criteria for determining whether credit risk on a financial asset has increased significantly since initial recognition, determining the methodology for incorporating forward-looking information into the measurement of ECL and selection and approval of models used to measure ECL.
•Note 2.3.5. "Investments in joint ventures and associates" related to business combination accounting policy and the estimates and methodology for determining the fair value of assets and liabilities of FCA Compañía Financiera S.A.
•Note 8 – “Income Tax”, regarding availability of future taxable profit against which deferred tax assets may be realized and the effect of the final resolution of uncertain tax positions.
•Note 17 – “Provisions”, regarding the likelihood, timing and amount of outflow of resources.
•Note 34 b.3) – “Valuation techniques for Levels 2 and 3”, regarding measurement of the fair value of financial instruments with observable and unobservable inputs, respectively.
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
2.5. Regulatory matters
2.5.1. Regulatory changes introduced during this fiscal year by the IASB
In the fiscal year beginning January 1, 2025, the following amendments to IFRS Accounting Standards became effective, which have not had a significant impact on these consolidated financial statements taken as a whole:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Amendments to IAS 21 - Lack of exchangeability:

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
2.6. New pronouncements
The standards and interpretations applicable to the Entity, issued but with effective date after the date of these consolidated financial statements are exposed below. The Entity will adopt these standards, if applicable, when they are effective. The Entity is evaluating the impact that this amendment would have on the Consolidated Financial Statements:

IFRS 18 - Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosures in Financial Statements”, which addresses the format for the presentation of profit or loss in financial statements, performance measures defined by management and aggregation/disaggregation of disclosures. This standard will replace IAS 1 and is effective from January 1, 2027. The Entity is evaluating the impact that these amendments may have on the financial statements.

Amendments to IFRS 9 and IFRS 7 - Classification and measurement of financial instruments

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments, which:

•Clarify that a financial liability is derecognized on the “settlement date,” i.e., when the related obligation is discharged, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before the settlement date if certain conditions are met.
•Clarified how to assess contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG) and other similar contingent characteristics.
•Clarified the treatment of non-recourse assets and contractually linked instruments.
•Require additional disclosures for financial assets and liabilities with contractual terms that refer to a contingent event (including those that are linked to ESG) and equity instruments classified at fair value through other comprehensive income.

These amendments are effective from January 1, 2026. The Entity is evaluating the impact that these amendments may have on the financial statements.
Improvements to IFRS Accounting Standards

In July 2024, the IASB published Annual Improvements to IFRS Accounting Standards - Volume 11. Below is a summary of the amendments made:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

•IFRS 1 First-time Adoption of International Financial Reporting Standards - Hedge Accounting by a first-time adopter.
•IFRS 7 Financial Instruments: Disclosures about gain or loss on derecognition, deferred difference between fair value and transaction price, and disclosures about credit risk; amendments are also made to paragraph IG1 of the Implementation Guidance.
•IFRS 9 Financial Instruments - Derecognition of lease liabilities by the lessee. However, the amendment does not address how a lessee distinguishes between a lease modification as defined in IFRS 16 and an extinguishment of a lease liability in accordance with IFRS 9.
•IFRS 9 Financial Instruments - Transaction Price: paragraph 5.1.3 of IFRS 9 has been amended to replace the reference to “transaction price as defined by IFRS 15 Revenue from contracts with customers” with “the amount determined by applying IFRS 15”.
•IFRS 10 Consolidated Financial Statements - Determination of a “de facto agent”: paragraph B74 of IFRS 10 has been amended to clarify that the relationship described in paragraph B74 is only one example of the various relationships that could exist between the investor and other parties acting as de facto agents of the investor.
•IAS 7 Statement of Cash Flows - Cost Method: paragraph 37 of IAS 7 has been amended to replace the term “cost method” with “at cost”, following the previous deletion of the definition of “cost method”.

These amendments are effective from January 1, 2026. The Entity is evaluating the impact that these amendments may have on the financial statements.

Amendments to IFRS 9 and IFRS 7 – Power Purchase Agreements

In December 2024, the IASB issued amendments regarding nature-dependent electricity contracts, which include:

•Clarify the application of the “own use” requirements.
•Permit hedge accounting if these contracts are used as hedging instruments.
•Ad new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

The clarifications regarding the “own use” requirements must be applied retrospectively, whereas the guidance permitting hedge accounting must be applied prospectively to new hedging relationships designated on or after the initial application date.
These amendments are effective from January 1, 2026. The Entity is evaluating the impact that these amendments may have on the financial statements.
Amendments to IAS 21 – Conversion to a Hyperinflationary Presentation Currency
In November 2025, the IASB issued amendments to IAS 21 requiring the conversion of a non-hyperinflationary functional currency to a hyperinflationary presentation currency at the closing exchange rate.
If an entity’s functional currency is the currency of a non-hyperinflationary economy, but its presentation currency is the currency of a hyperinflationary economy, its results and financial position are translated into the presentation currency by converting all amounts (i.e., assets, liabilities, equity items, income, and expenses) and all comparative data at the closing exchange rate at the date of the most recent statement of financial position. An entity whose functional and presentation currency is that of a hyperinflationary economy restates the comparative amounts of a foreign operation whose functional currency is that of a non-hyperinflationary economy by applying the general price index, in accordance with paragraph 34 of IAS 29, to the comparative figures of the foreign operation.
The amendments also introduce certain additional disclosure requirements.
These amendments are effective as of January 1, 2027. The Entity is currently evaluating the impact that of these amendments on its financial statements.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
The calculation of the earnings per share is detailed below:

Accounts	December 31, 2025	December 31, 2024	December 31, 2023
Numerator:
Profit attributable to owners of the Bank	315,143,929	474,106,223	449,341,296
Profit attributable to owners of the Bank adjusted to reflect the effect of dilution	315,143,929	474,106,223	449,341,296
Denominator:
Weighted average of outstanding ordinary shares for the year	612,710,079	612,710,079	612,710,079
Weighted average of outstanding ordinary shares for the year adjusted to reflect the effect of dilution	612,710,079	612,710,079	612,710,079
Basic earnings per share (in pesos) (1)	514.3443	773.7856	733.3669
Diluted earnings per share (in pesos) (1)	514.3443	773.7856	733.3669
(1)Since BBVA Argentina has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

4. Cash and cash equivalents

	December 31, 2025	December 31, 2024
Cash	1,328,387,521	2,343,875,064
BCRA - Unrestricted current account	2,178,769,159	998,174,027
Balances with other local and foreign institutions	1,236,636,577	372,714,943
Others	8,534,049	—
Allowances for ECL	(42,356)	(628,822)
TOTAL	4,752,284,950	3,714,135,212
It is worth mentioning that the balances of Cash and cash equivalents as of December 31, 2023, amounted to 3,273,349,599.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

5. Financial assets at fair value through profit or loss
5.1. Debt securities

	December 31, 2025	December 31, 2024
Government securities	314,976,869	120,757,396
Private securities - Corporate bonds	490,903	—
TOTAL	315,467,772	120,757,396

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

	December 31, 2025	December 31, 2024
Foreign Currency Forwards - NDF	26,431,048	11,061,528
Foreign Currency Forwards - A3 Mercados	11,792,046	1,133,199
Interest Rate Swaps	642,156	780,465
TOTAL	38,865,250	12,975,192

The notional amounts of foreign currency forward transactions, stated in US Dollars (US$) and in Euros, as applicable, as well as the base value of interest rate swaps and put options taken are reported below:

	December 31, 2025	December 31, 2024
Foreign Currency Forwards
Foreign currency forward purchases - US$	631,333	718,460
Foreign currency forward sales - US$ (2)	587,705	705,015
Foreign currency forward sales – Euros (2)	7,800	3,451
Interest Rate Swaps
Fixed rate for floating rate (1)	14,000,000	7,044,000
(1)Floating rate: BADLAR (Buenos Aires Deposits of Large Amount Rate), is the interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.
(2)See note 14.1.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

5.3. Equity instruments

	December 31, 2025	December 31, 2024
BYMA - Bolsas y Mercados Argentinos S.A.	7,477,421	7,975,690
VALO - Banco de Valores de Buenos Aires S.A.	2,582,396	2,752,230
Mutual Funds	1,734,669	985,529
TOTAL	11,794,486	11,713,449

6. Financial assets at amortized cost
6.1. Loans and advances to financial institutions

	December 31, 2025	December 31, 2024
Loans and advances to financial institutions	232,957,607	79,238,172
Allowances for ECL	(1,360,158)	(2,587,212)
TOTAL	231,597,449	76,650,960

6.2. Loans and advances to customers

	December 31, 2025	December 31, 2024
Credit Cards	3,324,652,080	2,700,273,367
Loans for the prefinancing and financing of exports	2,320,420,414	1,320,509,652
Notes	2,110,791,712	1,444,674,103
Consumer loans	1,435,813,194	1,070,865,228
Overdrafts	1,187,162,393	845,861,625
Commercial papers	900,926,315	960,646,847
Pledge loans	745,011,668	234,614,487
Real estate mortgage	620,063,658	308,009,841
Loans to employees	132,386,032	58,097,435
Receivables from financial leases	39,907,599	33,770,950
Documents purchased	19,989,851	1,211,225
Other financing	1,992,127,004	1,066,756,180
Allowances for ECL	(615,790,398)	(206,367,123)
TOTAL	14,213,461,522	9,838,923,817
The Group holds loans and other financing within a business model whose objective is collecting contractual cash flows.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Loans by Economic Activity
The tables below analyze our loan portfolio (broken down by performing and non-performing) according to the borrowers’ main economic activity as of December 31, 2025 and 2024. Where appropriate, loans to individuals are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses and include loans and advances to all clients.

	December 31, 2025
	Loan portfolio (1)
	Performing	%	Non-performing	%	Total

	(in thousands of pesos, except percentages)
Consumer	5,055,563,363	35.31%	627,115,928	84.10%	5,682,679,291
Other manufacturing	1,851,139,881	12.93%	19,475,758	2.61%	1,870,615,639
Wholesale and retail trade	1,549,315,643	10.82%	14,479,345	1.94%	1,563,794,988
Agricultural and livestock	1,039,453,013	7.26%	10,782,276	1.45%	1,050,235,289
Mining products	631,347,023	4.41%	3,888,364	0.52%	635,235,387
Electricity, oil, water and sanitary services	442,681,013	3.09%	1,450,931	0.19%	444,131,944
Transport	287,218,191	2.01%	10,444,623	1.40%	297,662,814
Services	283,207,002	1.98%	2,368,150	0.32%	285,575,152
Financial sector	232,957,607	1.63%	—	—%	232,957,607
Construction	87,706,398	0.61%	1,606,428	0.22%	89,312,826
Government services	3,146,937	0.02%	5,749	0.01%	3,152,686
Others	2,855,937,620	19.93%	54,070,970	7.24%	2,910,008,590
	14,319,673,691	100.00%	745,688,522	100.00%	15,065,362,213

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

	December 31, 2024
	Loan portfolio (1)
	Performing	%	Non-performing	%	Total

	(in thousands of pesos, except percentages)
Consumer	4,580,231,801	45.91%	131,663,534	88.72%	4,711,895,335
Other manufacturing	1,473,161,695	14.77%	5,481,491	3.69%	1,478,643,186
Wholesale and retail trade	812,745,536	8.15%	1,126,721	0.76%	813,872,257
Agricultural and livestock	553,324,311	5.55%	1,510,833	1.02%	554,835,144
Mining products	215,119,225	2.16%	150,801	0.10%	215,270,026
Electricity, oil, water and sanitary services	179,409,573	1.80%	147,932	0.10%	179,557,505
Transport	146,597,256	1.47%	318,045	0.21%	146,915,301
Services	137,179,467	1.37%	664,410	0.45%	137,843,877
Financial sector	79,238,172	0.79%	—	—%	79,238,172
Construction	57,838,717	0.58%	358,820	0.24%	58,197,537
Government services	1,264,082	0.01%	4,998	0.01%	1,269,080
Others	1,741,278,054	17.44%	6,982,718	4.70%	1,748,260,772
	9,977,387,889	100.00%	148,410,303	100.00%	10,125,798,192
(1)Performing: Stage 1 y Stage 2; Non Performing: Stage 3
Receivables from financial leases
The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment.
The following table shows the total gross investment of the finance leases (leasing) and the present value of the minimum collections to be received thereunder:

	December 31, 2025		December 31, 2024
	Total investment	Present value of minimum lease collections	Total investment	Present value of minimum lease collections
Term
Up to 1 year	24,400,505	12,534,311	19,805,453	7,866,476
From 1 to 2 years	21,629,220	12,605,631	19,067,894	9,849,363
From 2 to 3 years	13,023,582	8,813,054	13,841,241	8,634,469
From 3 to 4 years	5,622,697	4,111,069	5,227,889	3,481,924
From 4 to 5 years	2,313,275	1,827,785	3,498,616	2,921,416
More than 5 years	22,102	15,749	1,369,326	1,017,302

TOTAL	67,011,381	39,907,599	62,810,419	33,770,950
Principal		39,278,749		32,873,483
Interest accrued		628,850		897,467
TOTAL		39,907,599		33,770,950

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

6.3. Debt securities

	December 31, 2025	December 31, 2024
Argentine Treasury Bill Capitalizable in Pesos at TAMAR rate. Maturity 01-16-2026 (1)	561,135,419	—
Argentine Treasury Bond in pesos. Maturity 05-23-2027	15,954,621	31,623,614
Argentine Treasury Bond in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	6,888,116	13,644,707
Argentine Treasury Bond in pesos. Maturity 08-23-2025	—	165,082,677
Allowances for ECL	(700,195)	(9,702,641)
TOTAL	583,277,961	200,648,357

(1) TAMAR (Wholesale Rate of Argentina), is the interest rate for time deposits over 1000 (one thousand) millions pesos, for 30 to 35 days.

6.4. Other financial assets

	December 31, 2025	December 31, 2024
Financial assets pledged as collateral (1)	577,167,406	444,589,850
Sundry debtors	148,505,053	189,870,233
Receivable from non-financial institution for spot transactions pending settlement	3,357,858	12,820,944
Others	971,578	864,395
Receivable from financial institution for spot transactions pending settlement	—	84,903,118
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (2)	—	45,869,717
Allowances for ECL	(2,721,885)	(2,376,388)
TOTAL	727,280,010	776,541,869
(1)Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities; deposits pledged as collateral for activities related to credit card transactions in the country and abroad, and leases; and trust is composed of dollars in cash.
(2)On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A. On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$40,038,122. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years. As of the date of issuance of these consolidated financial statements, it has been fully paid.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

7. Financial assets at fair value through other comprehensive income
7.1. Debt securities

	December 31, 2025	December 31, 2024
Government securities	2,416,922,665	2,975,652,787
Government securities - Pledged as collateral	491,892,337	—
Financial assets pledged as collateral (1)	96,850,162	164,435,498
Private securities - Corporate bonds	42,702,113	49,402,521
Financial assets pledged as collateral – USD (2)	35,872,370	—
BCRA notes	—	48,802,895
TOTAL	3,084,239,647	3,238,293,701
(1)Set up as collateral to operate with Bolsas y Mercados Argentinos S.A. (“BYMA”) and A3 Mercados S.A. (“A3”) on foreign currency forward transactions and futures contracts. The trust fund consists of government securities in pesos adjusted by CER with maturity 2026 (TZX26, TZXD7, TTJ26 and TTD26). As of December 31, 2024, it was composed of T2X5, TX26 and TZXD5.
(2)Financial assets pledged as collateral are composed of dollars in cash, Treasury Bonds (D16E6), Bonds for the reconstruction of a Free Argentina (S1B, S1C y S1D) and Private securities (YM35O) as collateral for activities related to the transactions on A3 and BYMA.

Debt exchange - August, 2024
In August 2024, the Bank participated in a voluntary debt exchange under section 11, Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered or received under such swap were as follows:

Securities Delivered
Description	Nominal values
Argentine Treasury Bond in pesos adjusted by CER . Maturity February 14, 2025 (T2X5P)	4,730,000,000
Argentine Treasury Bond in pesos adjusted by CER . Maturity October 14, 2024 (T4X4P)	14,420,000,000

Securities Received
Description	Nominal values
Argentine Treasury Bills Capitalizable in Pesos. Maturity March 31, 2025 (LT S31M5P)	21,939,229,119
Argentine Treasury Bonds in Pesos adjusted by CER. Maturity December 15, 2025 (BOND TZXD5P)	56,422,237,648

Debt exchange - January, 2025

In January 2025, the Bank participated in a voluntary debt exchange under section 2, Decree No. 846/2024 issued by the Ministry of Economy. The securities delivered or received under such swap were as follows:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Securities Delivered
Description	Nominal values
Argentine Treasury Bond in pesos adjusted by CER 4.25%. Maturity February 14, 2025 (BOND T2X5P)	13,857,176,685
Argentine Treasury Bills Capitalizable in Pesos. Maturity May 30, 2025 (LT S30Y5P)	26,690,835,200
Argentine Treasury Bills Capitalizable in Pesos. Maturity July 18, 2025 (LT S18J5P)	50,000,000,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity July 30, 2025 (LT S30J5P)	25,112,610,000
Argentine Treasury Bonds in Pesos adjusted by CER. Maturity June 30, 2025 (BOND TZX25P)	3,000,000,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity August 29, 2025 (LT S29G5P)	25,000,000,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity July 31, 2025 (LT S31L5P)	175,850,000,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity September 12, 2025 (LT S12S5P)	25,000,000,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity September 30, 2025 (LT S30S5P)	50,000,000,000
Argentine Treasury Bonds Capitalizable in Pesos. Maturity October 17, 2025 (BOND T17O5P)	100,000,000,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity May 16, 2025 (LT S16Y5P)	19,387,383,700

Securities Received
Description	Nominal values
Argentine Treasury Bills Capitalizable in Pesos. Maturity November 10, 2025 (LT S10N5P)	91,130,891,038
Argentine Treasury Bonds in Pesos Dual Rate. Maturity March 16, 2026 (TTM26P)	163,702,463,045
Argentine Treasury Bonds in Pesos Dual Rate. Maturity June 30, 2026 (TTJ26P)	163,702,463,045
Argentine Treasury Bonds in Pesos Dual Rate. Maturity September 15, 2026 (TTS26P)	163,702,463,045
Argentine Treasury Bonds in Pesos Dual Rate. Maturity December 15, 2026 (TTD26P)	163,702,463,038

Debt exchange - February, 2025

In February 2025, the Bank participated in a voluntary debt exchange under section 2, Decree No. 846/2024 issued by the Ministry of Economy. The securities delivered or received under such swap were as follows:

Securities Delivered
Description	Nominal values
Argentine Treasury Bills Capitalizable in Pesos. Maturity March 31, 2025 (LT S31M5P)	42,927,187,195

Securities Received
Description	Nominal values
Argentine Treasury Bills Capitalizable in Pesos. Maturity November 10, 2025 (LT S10N5P)	64,312,653,526

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

7.2. Equity instruments

	December 31, 2025	December 31, 2024
Compensadora Electrónica S.A.	4,687,121	3,205,818
A3 Mercados S.A. (ex Mercado Abierto Electrónico S.A.)	4,294,797	1,330,984
Banco Latinoamericano de Exportaciones S.A.	1,310,020	968,160
Seguro de Depósitos S.A.	361,110	352,904
Others	76,483	65,181
TOTAL	10,729,531	5,923,047

8. Income Tax
Income Tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent charge to profit or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

8.1. Current income tax assets
Below is a breakdown of the current income tax assets disclosed in the statement of financial position:

	December 31, 2025	December 31, 2024
Tax advances	385	59,772,878
TOTAL	385	59,772,878
8.2. Current income tax liabilities
Below is a breakdown of the current income tax liabilities disclosed in the statement of financial position:

	December 31, 2025	December 31, 2024
Income tax provision	139,910,779	22,540,927
Tax advances	(12,939,505)	(3,385,596)
Collections and withholdings	(1,830,820)	(1,035,873)
TOTAL	125,140,454	18,119,458

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

8.3. Deferred income tax
The deferred tax assets and liabilities disclosed in the statement of financial position are as follows:

Account		Changes recognized in		As of December 31, 2025
	As of December 31, 2024	Consolidated statement of profit or loss	Acquisitions through business combinations	Deferred tax asset	Deferred tax liabilities
Allowance for loan losses	64,189,860	93,811,831	2,106,641	160,108,332	—
Provisions	73,721,241	(14,997,200)	182,298	58,906,339	—
Loan Commissions	17,004,789	15,125,690	(11,005,653)	21,124,826	—
Expenses capitalized for tax purpose	(58,574,904)	(19,748,694)	—	—	(78,323,598)
Property and equipment	(106,560,376)	(5,355,417)	(66,766)	—	(111,982,559)
Investments in debt securities, equity instruments and derivatives	(19,203,635)	26,625,949	46,274	7,468,588	—
Inflation adjustment (see Note 8.4)	88,436	(88,436)	—	—	—
Tax loss	66,298,078	(66,298,078)	—	—	—
Others	69	(17)	2,163,304	2,163,356	—
Balance	36,963,558	29,075,628	(6,573,902)	249,771,441	(190,306,157)
Offsetting				(183,732,255)	183,732,255
Net				66,039,186	(6,573,902)

Account		Changes recognized in		As of December 31, 2024
	As of December 31, 2023	Consolidated statement of profit or loss	Other comprehensive income	Deferred tax asset	Deferred tax liabilities
Allowance for loan losses	87,017,731	(22,827,871)	—	64,189,860	—
Provisions	101,995,823	(28,274,582)	—	73,721,241	—
Loan Commissions	13,019,771	3,985,018	—	17,004,789	—
Expenses capitalized for tax purpose	(48,550,873)	(10,024,031)	—	—	(58,574,904)
Property and equipment	(119,592,812)	13,032,436	—	—	(106,560,376)
Investments in debt securities, equity instruments and derivatives	(85,635,150)	64,429,455	2,002,060	—	(19,203,635)
Inflation adjustment (see Note 8.4)	3,652,445	(3,564,009)	—	88,436	—
Tax loss	3,605,611	62,692,467	—	66,298,078	—
Others	149	(80)	—	69	—
Balance	(44,487,305)	79,448,803	2,002,060	221,302,473	(184,338,915)
Offsetting				(184,338,915)	184,338,915
Net				36,963,558	—
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

8.4. Income tax expense
Below are the main components of the income tax benefit in the consolidated statement of comprehensive income:

	December 31, 2025	December 31, 2024	December 31, 2023
Current Tax	(216,321,415)	(179,773,668)	(670,468,400)
Deferred Tax	29,075,628	79,448,803	223,385,196
Income tax recognized in the consolidated statement of profit or loss	(187,245,787)	(100,324,865)	(447,083,204)
Income tax recognized in the consolidated statement of comprehensive income	83,160,063	223,182,909	(243,271,929)
Total income tax	(104,085,724)	122,858,044	(690,355,133)

The Group's effective tax rate calculated on the income tax recognized in the income statement for the fiscal year ended December 31, 2025, 2024 and 2023 was 36%, 17% and 50%, respectively.
The income tax expense for the year ended December 31, 2023 includes receivables for judgments for fiscal years 2013 and 2014, as stated under “Requests for refunds. Fiscal years 2014 and 2015” of Note 8.7.
Below is a reconciliation between the tax that would result from applying the current tax rate to the result before income tax and the income tax charge recorded in results as of December 31, 2025, 2024 and 2023:

	December 31, 2025	December 31, 2024	December 31, 2023
Profit before income tax	519,818,469	580,232,641	897,562,384
Income tax rate	35%	35%	35%
Income tax using the Bank’s income tax rate	181,936,464	203,081,424	314,146,834
Tax-exempt income	(11,839,043)	(6,638,607)	(5,308,047)
Non-deductible expenses	3,297,935	3,148,634	7,288,392
Others	(132,436)	89,190	(110,798)
Net monetary inflation adjustment	310,360,521	908,100,519	1,198,738,592
Subtotal	483,623,441	1,107,781,160	1,514,754,973
Inflation adjustment for tax purposes (see Note 8.6)	(295,862,471)	(1,018,129,973)	(1,067,671,769)
Others	(515,183)	10,673,678	—
Income tax expense (benefit)	187,245,787	100,324,865	447,083,204
Effective tax rate	36%	17%	50%

8.5. Income Tax Corporate Rate
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

8.6. Inflation adjustment for tax purposes
Law 27,430 of Tax Reform, as amended by Laws 27,468 and 27,541, sets forth the following as regards the inflation adjustment for tax purposes, effective for fiscal years started on or after January 1, 2018:
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
As of December 31, 2025, the parameters established by the income tax law to apply the inflation adjustment for tax purposes were met and the effects arising from the application of such adjustment as provided by law have been included when booking current and deferred income tax.
8.7. Other tax matters
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
On February 7, 2025, a favorable judgment was rendered in favor of the Entity, upholding the claim and admitting the refund of the amounts paid in excess. This judgment was appealed.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
Consequently, as of December 31, 2021, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000 (148,935,123 in restated values), with the ensuing impact on deferred tax assets by 5,033,000 (decrease) (132,010,188 in restated values) and on the income tax expense of 784,000 (16,924,947 in restated values).
On August 15, 2023, a trial court decision sustaining the claim filed by the Bank was issued. On August 22, 2023, the Bank appealed the decision by which the Bank should bear the costs and requested that they be borne by the losing party. On August 23, 2023, the AFIP appeals the subject matter of the case requesting that the decision be revoked.
On July 1, 2024, the Appellate Court rejected AFIP’s claims regarding the substance of the case and also resolved to impose legal costs according to each party to the case in both instances. The AFIP filed an extraordinary appeal against the favorable judgment for the Bank, which was also rejected.
On April 16, 2025, the Court decided to deny the extraordinary appeal filed by AFIP. Consequently, on April 25, 2025, AFIP filed an appeal with the Argentine Supreme Court of Justice.
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
- Inflation adjustment for tax purposes. Fiscal year 2022
On June 2, 2023, the Bank filed an unconstitutionality action against the AFIP to obtain a ruling declaring the unconstitutionality of section 93 of Income Tax Law (as revised in 2019) or other regulations preventing the comprehensive application of the tax adjustment for inflation, as it leads to a confiscatory income tax assessment for 2022 and, consequently, allows for the comprehensive adoption of the cost and amortization adjustment method provided for by sections 62 through 66, 71, 87 and 88 of Income Tax Law. The same procedure is being carried out in the Court No. 9.
On October 28, 2025, judgment was passed dismissing the declaratory action for procedural reasons, issuing no resolution on the substance of the matter. Such judgment will be appealed.
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

- Requests for refunds. Fiscal years 2014 and 2015
Regarding fiscal years 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 647,945 and 555,002, respectively, in nominal values, based on grounds similar to those stated in the first paragraph “Inflation Adjustment for Tax Purposes. Fiscal Years 2019 and 2020”
In the judicial case of the repetition corresponding to the fiscal period 2014, on July 12, 2023, the Entity was notified of the judgment issued by the Supreme Court of Justice, by which the extraordinary appeal and the complaint filed by the Treasury were rejected. In this way, the favorable judgments of the previous instances that recognized the Bank the repetition of 647,946 (in nominal values) for said period plus interest until effective payment become final.
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
As a result of the abovementioned favorable decisions by the Argentine Supreme Court of Justice and the collection of one of such cases, the Bank booked a receivable of 3,036,372 restated as of December 31, 2025, corresponding to the 2014 case.
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
On July 10, 2025, the Court decided to dismiss the extraordinary appeal filed by AFIP and upheld the Bank’s appeal as regards the rate applicable to the claim and the refund procedure.
On July 17, 2025, the AFIP filed a petition for denied appeal against the resolution that rejected its extraordinary appeal. The file is pending with the Argentine Supreme Court of Justice.
On October 25, 2024, through Presidential Decree No. 953/2024, the Federal Executive established that the AFIP be dissolved and the ARCA (Revenue and Customs Control Agency) be created.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

9. Investment in joint ventures and associates

	BBVA Argentina Ownership and Voting Power (in percentages)	Main Business Activity	December 31, 2025	December 31, 2024
Rombo Cía. Financiera S.A.	40.00%	Financial institution	22,445,780	13,625,569
BBVA Seguros Argentina S.A.	12.22%	Insurance	8,308,487	9,756,279
Interbanking S.A.	11.11%	Information services for financial markets	4,814,031	4,440,690
Play Digital S.A. (1)	12.16%	Development, offer and implementation of a digital payment solution	2,093,175	2,538,980
Openpay Argentina S.A. (2)	12.51%	Development, offer and implementation of a digital payment solution	905,280	970,324
TOTAL			38,566,753	31,331,842
(1)To establish the value of this investment, accounting information from Play Digital S.A. has been used as of September 30, 2025. Additionally, significant transactions carried out or events that occurred between October 1, 2025 and December 31, 2025 have been considered. Besides, on August 23, 2024, a new capital contribution was made for 427,401 (628,444 in restated values).
(2)On October 6, 2025, a capital contribution was made, amounting to 187,650 (197,761 in restated values), which was paid in in cash. It is worth mentioning that on July 4, 2024, a new capital contribution was made, amounting to 250,377 (383,511 in restated values), which was also paid in cash (See note 43).

The following table summarizes the information related to the Bank’s material joint venture:

	Rombo Compañía Financiera S.A.
	December 31, 2025	December 31, 2024
Total assets	328,725,029	123,943,688
Total liabilities	272,610,579	89,879,765
Equity	56,114,450	34,063,923
Gain / (Losses)	22,049,686	12,025,155

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

10. Tangible assets
10.1. Property and equipment

	December 31, 2025	December 31, 2024
Real estate	579,311,519	574,106,988
Furniture and facilities	107,938,297	108,805,855
Right of use – Real Estate	84,390,408	75,020,913
Machinery and equipment	72,513,170	63,728,373
Works in progress	48,505,617	26,129,042
Automobiles	3,994,406	2,729,285
TOTAL	896,653,417	850,520,456
Changes in the item for years 2025 and 2024 are included below:

					Depreciation
	Cost as of December 31, 2024	Additions	Acquisitions through business combinations	Disposals (1)	Accumulated as of December 31, 2024	Acquisitions through business combinations	Disposals (1)	For the period	Accumulated as of December 31, 2025	Carrying amount as of December 31, 2025
Real estate	665,146,195	19,714,251	—	650,217	91,039,207	—	650,217	14,509,720	104,898,710	579,311,519
Furniture and facilities	239,165,303	23,573,995	120,313	18,711,621	130,359,448	102,157	18,711,621	24,459,709	136,209,693	107,938,297
Rights of use – Real estate	140,370,720	19,503,380	—	10,427,050	65,349,807	—	6,721,021	6,427,856	65,056,642	84,390,408
Machinery and equipment	102,143,965	48,338,435	544,246	17,212,614	38,415,592	475,341	17,212,614	39,622,543	61,300,862	72,513,170
Work in progress	26,129,042	42,471,355	—	20,094,780	—	—	—	—	—	48,505,617
Automobiles	7,562,387	1,980,230	698,825	520,953	4,833,102	150,892	418,689	1,160,778	5,726,083	3,994,406
Total	1,180,517,612	155,581,646	1,363,384	67,617,235	329,997,156	728,390	43,714,162	86,180,606	373,191,990	896,653,417

					Impairment	Depreciation
	Cost as of December 31, 2023	Transfer to investment properties	Additions	Disposals (1)	Reversals	Accumulated as of December 31, 2023	Transfer to investment properties	Disposals (1)	For the period	Accumulated as of December 31, 2024	Carrying amount as of December 31, 2024
Real estate	727,516,157	(62,880,448)	5,216,096	10,726,071	6,020,461	90,113,091	(7,496,896)	7,194,354	15,617,366	91,039,207	574,106,988
Furniture and facilities	237,342,241	—	23,583,521	21,760,459	—	127,510,776	—	21,760,399	24,609,071	130,359,448	108,805,855
Rights of use – Real estate	140,686,171	—	18,454,087	18,769,538	—	70,959,803	—	10,955,164	5,345,168	65,349,807	75,020,913
Machinery and equipment	46,020,880	—	70,894,205	14,771,120	—	23,429,851	—	14,773,298	29,759,039	38,415,592	63,728,373
Work in progress	11,687,031	—	22,951,005	8,508,994	—	—	—	—	—	—	26,129,042
Automobiles	7,193,106	—	951,961	582,680	—	4,149,544	—	316,262	999,820	4,833,102	2,729,285
Total	1,170,445,586	(62,880,448)	142,050,875	75,118,862	6,020,461	316,163,065	(7,496,896)	54,999,477	76,330,464	329,997,156	850,520,456
(1)Includes write-off of fully depreciated items and finalized constructions.
As mentioned in note 2.3.12, as of December 31, 2025 and 2024, the recoverable value of Property and equipment exceeds its carrying amount.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

10.2. Investment properties
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
Below are the changes in investment properties:

		Impairment		Depreciation
	Cost as of December 31, 2024	Loss	Reversals	Accumulated as of December 31, 2024	For the period	Accumulated as of December 31, 2025	Carrying amount as of December 31, 2025
Real estate	198,898,226	102,887	9,753,067	23,592,920	3,487,869	27,080,789	181,467,617
Total	198,898,226	102,887	9,753,067	23,592,920	3,487,869	27,080,789	181,467,617

			Impairment	Depreciation
	Cost as of December 31, 2023	Transfer to investment properties	Loss	Accumulated as of December 31, 2023	Transfer to investment properties	For the period	Accumulated as of December 31, 2024	Carrying amount as of December 31, 2024
Real estate	184,869,825	62,880,448	48,852,047	12,554,340	7,496,896	3,541,684	23,592,920	175,305,306
Total	184,869,825	62,880,448	48,852,047	12,554,340	7,496,896	3,541,684	23,592,920	175,305,306

As mentioned in note 2.3.12, as of December 31, 2025 and 2024, the recoverable value of investment properties does not exceed their carrying amount considering the impairment recorded at those dates in the properties detailed below.
The impairment loss is disclosed in Note 28 – Other operating expenses, Loss from sale or impairment of investment properties and other non-financial assets. The reversal of impairment loss is disclosed in Note 27 – Other operating income.

	Impairment Loss
	December 31, 2025	December 31, 2024
Real Estate - Della Paolera	(16,078,326)	(14,309,711)
Real Estate - Edificio Tesla	(11,955,301)	(11,320,831)
Real Estate - Torre BBVA	(9,574,999)	(21,947,295)
Real Estate - Viamonte	(2,106,642)	(1,956,890)
Real Estate - Capital Federal	(90,926)	—
Real Estate - Mar del Plata	(66,392)	—
Real Estate - Caseros	(11,161)	—
Real Estate - Mendoza	(800)	—
Total	(39,884,547)	(49,534,727)

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

11. Intangible assets
Below are the changes in the items:

					Amortization
	Cost as of December 31, 2024	Additions	Acquisitions through business combinations	Disposals (1)	Accumulated as of December 31, 2024	Acquisitions through business combinations	Disposals (1)	For the period	Accumulated as of December 31, 2025	Carrying amount as of December 31, 2025
Own systems development expenses	122,252,283	80,755,427	18,272,405	45,075,829	31,182,949	17,477,030	13,222,548	21,431,224	56,868,655	119,335,631
Total	122,252,283	80,755,427	18,272,405	45,075,829	31,182,949	17,477,030	13,222,548	21,431,224	56,868,655	119,335,631

				Amortization
	Cost as of December 31, 2023	Additions	Disposals (1)	Accumulated as of December 31, 2023	Disposals (1)	For the period	Accumulated as of December 31, 2024	Carrying amount as of December 31, 2024
Own systems development expenses	119,667,312	74,379,148	71,794,177	24,740,768	18,400,843	24,843,024	31,182,949	91,069,334
Total	119,667,312	74,379,148	71,794,177	24,740,768	18,400,843	24,843,024	31,182,949	91,069,334
(1)Includes write-off of fully depreciated items.
12. Other assets

	December 31, 2025	December 31, 2024
Prepayments	37,039,366	37,003,191
Tax advances	32,553,666	19,959,450
Advances to suppliers of goods	25,833,654	22,805,745
Advances to personnel	18,494,097	14,439,712
Other miscellaneous assets	12,079,584	17,916,143
Foreclosed assets	210,759	214,114
Others	4,729,715	3,666,683
TOTAL	130,940,841	116,005,038
13. Non-current assets held for sale
Includes certain real property assets located in Argentina that the Board of Directors are committed to sale in the short-term.

	December 31, 2025	December 31, 2024
Real estate held for sale - Villa del Parque	1,736,491	1,986,252
Real estate held for sale - Lavallol	483,198	1,091,787
Real estate held for sale - Avellaneda	392,597	453,636
Real estate held for sale - Villa Lynch	358,941	358,941
Real estate held for sale - Bernal	264,987	264,986
Real estate held for sale - Fisherton (1)	—	776,976
Total	3,236,214	4,932,578
(1) On January 13, 2025, the sale of the property held for sale - Fisherton took place.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

As mentioned in note 2.3.12, as of December 31, 2025 and 2024, the recoverable value of non-current assets held for sale does not exceed their carrying amount considering the impairment recorded at those dates in the properties detailed below.
The impairment loss is disclosed in Note 28 – Other operating expenses, Loss from sale or impairment of investment properties and other non-financial assets.

	December 31, 2025	December 31, 2024
Real estate held for sale - Llavallol	(608,588)	—
Real estate held for sale - Villa del Parque	(249,761)	—
Real estate held for sale - Avellaneda	(61,038)	—
Real estate held for sale - Fisherton	—	(1,303,228)
Total	(919,387)	(1,303,228)

14. Financial liabilities at fair value through profit or loss
14.1. Derivatives

	December 31, 2025	December 31, 2024
Foreign Currency Forwards - A3 Mercados (1)	4,148,017	1,624,011
Foreign Currency Forwards - NDF (1)	2,275,453	3,451,948
Interest Rate Swaps	72,231	—
TOTAL	6,495,701	5,075,959
(1)The notional amounts are disclosed in note 5.2.

15. Financial liabilities at amortized cost
15.1. Banks loans

	December 31, 2025	December 31, 2024
Local financial institutions	561,149,367	206,426,153
Foreign financial institutions	263,792,015	57,587,681
BCRA	1,722,610	306,398
TOTAL	826,663,992	264,320,232

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

15.2. Deposits from customers

	December 31, 2025	December 31, 2024
Time deposits	6,940,097,813	4,073,105,804
Savings Accounts	6,850,386,344	6,009,931,357
Currents accounts	2,857,520,295	2,343,261,847
Investment accounts	12,934,037	399,582,546
Other	67,034,752	72,059,408
TOTAL	16,727,973,241	12,897,940,962

15.3. Repurchase agreements

	December 31, 2025	December 31, 2024
Amounts payable for repurchase agreements of government securities with financial institutions.	443,712,802	—
Securities-backed loan at the stock market	24,515,505	—
TOTAL	468,228,307	—

15.4. Other financial liabilities

	December 31, 2025	December 31, 2024
Obligations for financing of purchases (1)	1,296,011,084	1,193,709,742
Collections and other transactions on behalf of third parties	106,935,739	136,410,663
Lease liabilities (See Notes 2.3.8 and 37)	51,497,736	42,619,962
Payment orders pending credit	42,693,755	38,747,939
Funds collected under ARCA’s instructions	42,670,044	25,161,575
Creditors for spot transactions pending settlement	9,729,962	11,763,147
Accrued commissions payable	188,525	224,727
Cash and cash equivalents for spot purchases or sales pending settlement	—	39,940,452
Other	225,953,051	83,867,216
TOTAL	1,775,679,896	1,572,445,423
(1)Includes payables to merchants acquirers as a result of purchases made by the holders of the Bank’s credit cards.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

16. Debt securities issued

					Carrying amount as of
Detail	Issuance date	Nominal Value (in thousands)	Maturity date	Annual Nominal	December 31, 2025	December 31, 2024
Class 32 BBVA - USD	February 27, 2025	16,510	February 27, 2026	FIXED 3.50%	24,094,970	—
Class 34 BBVA - Pesos	February 27, 2025	56,002,870	February 27, 2026	TAMAR + 2.75%	56,002,870	—
Class 35 BBVA - USD	June 3, 2025	62,313	June 3, 2026	FIXED 5.75%	90,940,202	—
Class 36 BBVA - Pesos	June 10, 2025	119,860,155	June 10, 2026	TAMAR + 3.20%	119,860,155	—
Class 37 BBVA - USD	August 22, 2025	43,355	August 22, 2026	FIXED 6%	63,273,205	—
Class 38 BBVA - Pesos	November 20, 2025	43,540,192	November 20, 2026	TAMAR + 3.50%	43,540,192	—
Class 39 BBVA - USD	December 5, 2025	50,000	December 5, 2026	FIXED 5.75%	72,970,835	—
Class 29 BBVA - Pesos	September 23, 2024	24,500,000	June 23, 2025	BADLAR + 5%	—	32,229,272
Class 30 BBVA - Pesos	December 12, 2024	24,150,965	September 12, 2025	FIXED TEM 2.75%	—	19,848,279
Class 31 BBVA - Pesos	December 12, 2024	37,706,733	December 12, 2025	TAMAR + 2.74%	—	49,602,472
Class 12 Volkswagen Financial Services - Pesos	December 11, 2025	21,142,300	December 11, 2026	TAMAR + 4.50%	21,142,300	—
Class 13 Volkswagen Financial Services - Pesos	December 11, 2025	3,273,893	September 11, 2026	TEM 2.59%	3,273,893	—
Class 14 Volkswagen Financial Services - Pesos	December 11, 2025	3,342	December 11, 2027	UVA + 9%	5,702,336	—
Class 11 Volkswagen Financial Services - Pesos	October 22, 2024	21,142,300	October 22, 2025	BADLAR + 5.75%	—	21,014,752
Class 30 PSA - Pesos	December 23, 2024	5,563,241	June 23, 2026	TAMAR + 3.25%	5,563,241	10,976,954
Class 31 PSA - Pesos	February 28, 2025	2,591	March 1, 2027	FIXED UVA + 8%	4,403,625	—
Class 32 PSA - Pesos	February 28, 2025	19,813,161	February 28, 2026	TAMAR + 3.20%	19,813,161	—
Class 34 PSA - Pesos	December 19, 2025	12,067	December 19, 2027	FIXED UVA + 8.89%	20,607,721	—
Class 35 PSA - Pesos	December 19, 2025	13,788,245	December 19, 2026	TAMAR + 4.24%	13,788,245	—
Class 36 PSA - Pesos	December 19, 2025	10,800,000	September 19, 2026	FIXED TNA 35.39%	10,800,000	—
Class 29 PSA - Pesos	December 23, 2024	11,655,556	September 23, 2025	FIXED TNA 36.72%	—	15,332,656
Class 20 Range 1 FCA - Pesos (2)	November 29, 2024	6,540	May 29, 2027	FIXED UVA + 8.84%	11,106,882	—

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Class 20 Range 2 FCA - Pesos (2)	November 29, 2024	2,550,000	March 1, 2026	FIXED TNA 33.60%	2,550,000	—
Class 21 Range 1 FCA - Pesos	May 30, 2025	2,371	May 30, 2027	FIXED UVA + 10.50%	4,026,384	—
Class 21 Range 2 FCA - Pesos	May 30, 2025	6,773,333	May 30, 2026	FIXED TNA 36.87%	6,773,333	—
Class 21 Range 3 FCA - Pesos	May 30, 2025	4,111,111	May 30, 2026	TAMAR + 3.75%	4,111,111	—

				Total Principal	604,344,661	149,004,385
				Interests and adjustments	11,781,688	3,457,949
				Eliminated (1)	(805,158)	—
				Total	615,321,191	152,462,334
(1)The eliminations correspond to the portfolio holdings of the subsidiaries.
(2)As of December 31, 2024, the balance of the Class 20 Series 1 and Class 20 Series 2 bonds of FCA is not shown in the table because the Entity did not consolidate the subsidiary FCA CF as of that date.

Definitions:
BADLAR (Buenos Aires Deposits of Large Amount Rate), is the interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.
TAMAR (Wholesale Rate of Argentina), is the interest rate for time deposits over 1000 (one thousand) millions pesos, for 30 to 35 days.
TEM: Monthly Effective Rate
TNA: Annual Nominal Rate
UVA: Acquisition value unit. The unit includes the update of the Benchmark Stabilization Coefficient (CER).

In February 2026, the following subsidiaries issued corporate bonds under the conditions detailed below:

Issuance conditions
Subsidiary	PSA		FCA
Class	37	38	Class 22 Range 1	Class 22 Range 2	Class 22 Range 3
Term	15 months	13 months	24 months	9 months	12 months
Currency	Pesos	Pesos	Pesos	Pesos	Pesos
Amortization	Two installments	Bullet	Semi-annual	Bullet	Bullet
Payment of interest	Quarterly	Upon-maturity	Quarterly	Upon-maturity	Quarterly

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Below is a description of the current Global Corporate Bond Programs:

Company	Authorized Amount	Type of Corporate Bond	Program Term	Date of Approval by Shareholders/Board of Directors	CNV Approval
Banco BBVA Argentina S.A.	US$1,000,000 thousand or equivalent	Non-subordinated, simple corporate bonds not convertible into shares, secured, if permitted by current regulations, with floating and/or special guarantees, and/or subordinated, convertible or not into shares, secured.	5 years	Approval by Shareholders’ Meetings dated July 15, 2003, April 26, 2007, March 28, 2008, March 30, 2011, March 26, 2012, April 9, 2013, and April 10, 2018. Approval by Board of Directors’ Meetings dated August 31, 2004, December 7, 2004, September 24, 2008, September 23, 2009, December 22, 2009, June 24, 2022, December 20, 2022, May 22, 2024 and March 26, 2025	Resolution No. 14,967 dated November 29, 2004, and extended through Resolution No. 16,010 dated November 6, 2008. The increase in the program's total outstanding amount was authorized through Resolution No. 16,611 dated July 21, 2011, and through Resolution No. 16,826 dated May 30, 2012. In addition, a new program term extension was authorized through Resolution No, 17,127 dated July 11, 2013, and the amendment of its general terms and conditions, the extension of its term and the increase in its maximum amount were authorized through Resolution No. RESFC-2018-19516-APN-DIR#CNV dated May 17, 2018. The extension of the program term, the reduction of the amount and the amendment of certain terms and conditions were authorized by CNV Resolution No. DI-2022-36-APN-GE#CNV dated July 13, 2022. Finally, the increase of the Program amount was authorized by CNV Resolution No. DDI-2025-80-APN-GE#CNV dated May 15, 2025.
Volkswagen Financial Services Cía. Financiera S.A.	US$250,000 thousand or equivalent	Simple, not convertible into shares	5 years	April 28, 2025	The creation of the program and the extension thereof were authorized by Resolution No. RESFC-2018-19549-APN-DIR#CNV dated June 14, 2018, and DI2023-38-APN-GE#CNV dated August 18, 2023, respectively, issued by the Board of Directors of the CNV.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

PSA Finance Argentina Compañía Financiera S.A.	US$150,000 thousand or equivalent	Simple, not convertible into shares	5 years	June 26, 2025	On April 26, 2018, the ordinary and extraordinary general shareholders’ meeting of PSA Finance Argentina Compañía Financiera S.A. decided on the updating and amendment of the Program terms and conditions to place corporate bonds stated in monetary units adjustable by indices, which was authorized by the CNV through Resolution No. RESFC-2018-19523- APN-DIR#CNV dated May 17, 2018. The extension of the Program for a term of 5 (five) years and the amendment to its terms and conditions were approved by the ordinary and extraordinary shareholders’ meeting held on April 20, 2023. The amendments to the Program terms and conditions were approved by the Board of Governors’ Meeting dated September 26, 2023. The updating of the Prospectus and its preliminary version were approved through the resolution by the sub-delegate on November 3, 2023. On June 26, 2025, the expansion of the Global Program for the issuance of corporate bonds for a maximum outstanding nominal value of up to USD 150,000,000 or its equivalent in other currencies or units of value or measurement was approved. On August 8, 2025, the update and amendment of the Global Program for the issuance and reissuance of simple corporate bonds was issued and approved by the CNV on August 11, 2025.
FCA Compañía Financiera S.A.	US$100,000 thousand or equivalent	Simple, not convertible into shares	5 years	Shareholders’ Meeting dated March 20, 2025, and Directors’ Meetings dated September 10, 2025	The Public Offering of the Corporate Bonds issued under the Program, the increase in the Program’s amount from USD 50,000,000 to USD 100,000,000, and the first extension of the Program’s term were authorized through CNV Resolutions No. 16,448 dated November 10, 2010; No. 16,613 dated July 28, 2011; and No. 17,890 dated November 20, 2015. The increase in the Program’s maximum amount from USD 100,000,000 to USD 200,000,000 and the amendment of its terms and conditions were authorized through CNV Resolution No. 19,496 dated May 3, 2018. By virtue of the Company’s registration as a Frequent Issuer, the Program’s amount was reduced to USD 100,000,000 (Issuers Department Provision DI-2019-40-APN-GE#CNV), as the amount of USD 100,000,000 was allocated to the Frequent Issuer Prospectus, as required by the CNV. The second extension of the Program term and the amendment of certain terms and conditions were authorized through Provision No. DI-2021-5-APN-GE#CNV of the CNV Issuers Department dated March 1, 2021, while the latest extension of the Program term and amendment of certain terms and conditions were authorized through DI-2025-194-APN-GE#CNV of the CNV Issuers Department dated October 22, 2025.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

17. Provisions

	December 31, 2025	December 31, 2024
Financial guarantees and loan commitments	21,843,570	29,966,455
Provisions for termination plans	2,395,054	2,302,570
For administrative, disciplinary and criminal penalties	5,000	6,577
Other provisions	26,061,602	29,681,271
Provisions commercial claims	18,547,753	21,439,714
Provisions labor-related	2,035,848	1,552,046
Provisions tax claims	1,556,453	1,562,400
Others	3,921,548	5,127,111
TOTAL	50,305,226	61,956,873

The Group, as a result of the ordinary course of its business, may be a party to legal lawsuits of a labor, commercial, tax and regulatory nature. A provision is recognized whenever the loss is classified as probable. Below is a brief description:

•Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

•Termination benefit plans: for certain terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

•Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

•Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)
Changes in fiscal year 2025 and 2024 are included below:

Accounts	Balances as of December 31, 2024	Increases	Provision reversals	Provisions applied	Inflation adjustment	Balances as of December 31, 2025
Financial guarantees and loan commitments	29,966,455	—	(225,182)	—	(7,897,703)	21,843,570
Provisions for termination plans	2,302,570	775,156	—	—	(682,672)	2,395,054
For administrative, disciplinary and criminal penalties	6,577	—	—	—	(1,577)	5,000
Other provisions	29,681,271	16,223,685	(992,699)	(11,222,025)	(7,628,630)	26,061,602
Provisions commercial claims	21,439,714	9,794,605	—	(7,728,180)	(4,958,386)	18,547,753
Provisions labor-related	1,552,046	4,209,112	—	(3,073,345)	(651,965)	2,035,848
Provisions tax claims	1,562,400	488,516	—	(101,061)	(393,402)	1,556,453
Others	5,127,111	1,731,452	(992,699)	(319,439)	(1,624,877)	3,921,548
TOTAL PROVISIONS	61,956,873	16,998,841	(1,217,881)	(11,222,025)	(16,210,582)	50,305,226

Accounts	Balances as of December 31, 2023	Increases	Provision reversals	Provisions applied	Inflation adjustment	Balances as of December 31, 2024
Financial guarantees and loan commitments	17,108,609	25,651,242	—	—	(12,793,396)	29,966,455
Provisions for termination plans	2,206,052	1,486,193	—	—	(1,389,675)	2,302,570
For administrative, disciplinary and criminal penalties	14,323	—	—	—	(7,746)	6,577
Other provisions	40,036,856	35,619,739	(1,290,450)	(7,666,039)	(37,018,835)	29,681,271
Provisions commercial claims	25,927,006	13,723,465	—	(1,763,161)	(16,447,596)	21,439,714
Provisions labor-related	2,615,088	6,059,590	—	(5,683,180)	(1,439,452)	1,552,046
Provisions tax claims	5,529,497	124,121	—	(199,170)	(3,892,048)	1,562,400
Others	5,965,265	15,712,563	(1,290,450)	(20,528)	(15,239,739)	5,127,111
TOTAL PROVISIONS	59,365,840	62,757,174	(1,290,450)	(7,666,039)	(51,209,652)	61,956,873

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

The expected terms to settle these obligations are as follows:

December 31, 2025
Provisions	Within 12 months	After 12 months
Financial guarantees and loan commitments	21,843,570	—
Provisions for termination plans	323,413	2,071,641
For administrative, disciplinary and criminal penalties	—	5,000
Other provisions	7,972,598	18,089,004
Provisions commercial claims	6,624,682	11,923,071
Provisions tax claims	762,609	793,844
Provisions labor-related	585,307	1,450,541
Others	—	3,921,548

December 31, 2024
Provisions	Within 12 months	After 12 months
Financial guarantees and loan commitments	29,966,455	—
Provisions for termination plans	701,243	1,601,327
For administrative, disciplinary and criminal penalties	—	6,577
Other provisions	7,020,387	22,660,884
Provisions commercial claims	4,560,693	16,879,021
Provisions tax claims	1,054,584	507,816
Provisions labor-related	265,588	1,286,458
Others	1,139,522	3,987,589
The Group’s management and legal advisors consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these consolidated Financial Statements.
Possible contingencies
Contingent liabilities have not been recognized in these financial statements and correspond to 243 claims received (in court or administrative proceedings), that have arisen in the Bank’s ordinary course of business. The estimated amount of said claims amounts to 63,818 of which an outflow of funds is estimated for approximately 22,311 in the next 12 months. These claims are primarily related to leasing claims, petitions to secure evidence, and labor claims. The Group’s management and legal advisors consider that the probability of these cases resulting in an outflow of resources is possible, but not probable, and that the potential cash disbursements should not be material.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

18. Other liabilities

	December 31, 2025	December 31, 2024
Miscellaneous creditors	312,443,900	343,239,357
Short term personnel benefits	146,853,391	144,220,482
Other collections and withholdings	114,653,715	121,805,611
Other taxes payable	93,260,109	58,003,743
Advance collections	86,653,910	92,097,291
Dividends payable (see Note 39)	11,801,738	—
Long term personnel benefits	5,871,988	6,054,740
Contract liabilities (1)	2,762,463	8,807,420
Termination benefits payable	1,230,000	5,630,401
Social security payable	907,452	1,272,839
Other	9,114,034	4,851,595
TOTAL	785,552,700	785,983,479
(1) It represents a performance obligation that must be complied with within a period of time.
19. Capital and Reserves
•Share capital

Quantity of shares at December 31, 2025				Share capital December 31, 2025
Class	Quantity	Nominal value per share	Votes per share	Shares outstanding	Paid-in (1)
Ordinary	612,710,079	1	1	612,710	612,710
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
•Share of OCI from associates and joint ventures: corresponds to the Bank’s participation in the OCI of its associates and joint ventures.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

•Legal reserve
BCRA regulations establish that 20% of net income as determined in accordance with BCRA Generally Accepted Accounting Principles (BCRA GAAP), should be allocated to the legal reserve (See Note 39.a)).
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

20. Analysis of changes in financing activities during the year
The following chart provides a reconciliation between the opening and closing balances for the main liabilities arising from financing activities:

	Debt securities issued	Lease liabilities	Bank loans	2025
Financial liabilities

Opening balance	152,462,334	42,619,962	264,320,232	459,402,528

Cash flow
Debt securities issued - Capital	596,632,620	—	—	596,632,620
Increases - Financing by local financial institutions	—	—	359,078,613	359,078,613
Other increases related to financing activities	—	—	203,006,418	203,006,418
Debt payments	(185,416,935)	—	—	(185,416,935)
Payment of lease liabilities	—	(16,428,984)	—	(16,428,984)

Non-cash changes
Additions - Rights of use - Real estate	—	19,245,253	—	19,245,253
Acquisition of control of subsidiaries or other businesses	29,931,403	—	—	29,931,403
Interests and adjustments accrued	82,884,203	18,147,594	8,651,609	109,683,406
Net monetary inflation adjustment	(61,172,434)	(12,086,089)	(8,392,880)	(81,651,403)

Closing balance	615,321,191	51,497,736	826,663,992	1,493,482,919

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

	Debt securities issued	Lease liabilities	Bank loans	2024
Financial liabilities

Opening balance	36,715,087	67,344,018	80,753,728	184,812,833

Cash flow
Debt securities issued - Capital	130,589,963	—	—	130,589,963
Increases - Financing by local financial institutions	—	—	183,556,289	183,556,289
Debt payments	(14,115,001)	—	—	(14,115,001)
Payment of lease liabilities	—	(17,201,177)	—	(17,201,177)

Non-cash changes
Additions - Rights of use - Real estate	—	18,454,088	—	18,454,088
Interests and adjustments accrued	16,004,156	15,050,948	2,143,565	33,198,669
Net monetary inflation adjustment	(16,731,871)	(41,027,915)	(2,133,350)	(59,893,136)

Closing balance	152,462,334	42,619,962	264,320,232	459,402,528
21. Net interest income
21.1. Interest income

	2025	2024	2023
Interest from commercial papers and notes	936,559,886	762,890,456	952,693,896
Interest from government securities	813,984,609	835,435,997	3,290,206,169
Interest from credit card loans	784,477,707	568,139,062	803,661,172
Interest from consumer loans	757,233,199	401,920,077	373,169,446
Interest from other loans	545,679,227	325,990,376	486,600,151
Interest from overdrafts	459,785,211	398,613,271	504,122,894
CER clause adjustment (1)	377,730,451	1,301,945,014	1,085,457,592
UVA clause adjustment (2)	180,275,695	290,768,978	319,910,898
Interest from pledge loans	147,917,688	81,996,072	105,405,119
Interest from loans for the prefinancing and financing of exports	115,867,339	21,916,652	6,888,212
Interest on loans to the financial institutions	72,744,244	22,095,661	18,348,721
Interest from mortgage loans	36,002,504	20,174,400	18,510,280
Interest from financial leases	16,891,440	17,042,378	27,087,723
Interest from private securities	4,425,625	5,733,351	9,921,173
Premium for reverse repurchase agreements	293,225	1,112,693,899	1,112,100,220
Other financial interest income	46,530,074	10,458,576	6,734,255
TOTAL	5,296,398,124	6,177,814,220	9,120,817,921
(1)CER (Reference stabilization coefficient) adjustment clause based on the variation of the consumer price index.
(2)UVA (Purchasing Value Unit): It is a unit of measure that is updated daily according to the CER.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

21.2. Interest expenses

	2025	2024	2023
Interest from time deposits	1,908,545,742	1,393,518,433	3,333,345,256
Interest from current accounts deposits	345,796,839	625,752,727	892,453,109
Interest from other financial liabilities	139,874,624	28,621,067	13,257,467
Interest from bank loans	120,259,285	55,224,623	72,491,430
Premium for reverse repurchase agreements	26,679,410	1,066,557	71,578
UVA clause adjustment (1)	14,186,559	175,464,814	122,418,032
Borrowing surety bond transactions	10,268,952	15,654,376	—
Interest from savings accounts deposits	8,077,793	24,119,382	20,500,688
Interest on the lease liability	5,009,579	5,394,272	4,867,434
TOTAL	2,578,698,783	2,324,816,251	4,459,404,994
(1)UVA (Purchasing Value Unit): It is a unit of measure that is updated daily according to the CER.
22. Fee and commission income

	2025	2024	2023
Linked to credit cards	463,057,688	352,594,809	334,058,009
Linked to deposits and other	233,022,865	203,535,200	241,575,652
Linked to loans and other	89,122,870	78,575,023	73,679,635
From foreign currency transactions	32,549,075	34,152,439	31,038,074
Insurance agent fees	31,443,824	26,019,023	27,601,275
Linked to securities	21,532,541	25,421,570	19,174,761
Fees linked to loan commitments	2,425,110	1,106,426	1,167,201
From guarantees granted	350,199	583,329	302,109
TOTAL	873,504,172	721,987,819	728,596,716
23. Fee and commission expense

	2025	2024	2023
For credit and debit cards	199,282,212	175,131,305	188,721,046
For foreign trade transactions	83,104,463	81,365,404	53,017,161
For payment of wages	29,166,195	32,622,130	32,592,700
For new channels	18,180,048	24,872,539	17,303,981
For data processing	11,495,555	15,446,484	12,548,826
For advertising campaigns	1,889,796	867,973	2,903,904
Linked to transactions with securities	931,041	169,823	193,133
Other commission expenses	20,433,639	19,779,306	23,260,789
TOTAL	364,482,949	350,254,964	330,541,540

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

24. Gains/(Losses) on financial assets and liabilities at fair value through profit or loss, net

	2025	2024	2023
Gain (Loss) from government securities	121,633,115	203,511,150	(149,667,823)
Gain (Loss) from private securities	18,049,293	14,492,706	21,042,736
Gain (Loss) from corporate bonds	4,265	1,989,908	3,935,954
Interest rate swaps	(188,203)	1,355,571	(509,265)
Gain (Loss) from foreign currency forward transactions	(14,328,887)	(19,586,349)	67,416,100
Gain (Loss) from put options	—	(902,112)	(1,495,859)
Others	222,028	3,783	490
TOTAL	125,391,611	200,864,657	(59,277,667)
25. Gains/(Losses) on derecognition of financial assets not measured at fair value through profit or loss, net

	2025	2024	2023
Gain (Loss) from sale of government securities	143,842,636	310,931,829	95,066,799
Gain (Loss) from sale of private securities	1,824,951	6,982,376	21,210,173
TOTAL	145,667,587	317,914,205	116,276,972
26. Exchange differences, net

	2025	2024	2023
Income from trading in foreign currency	206,848,887	77,670,011	113,369,449
Conversion of foreign currency assets and liabilities into pesos	(13,762,013)	(5,796,813)	488,517,389
TOTAL	193,086,874	71,873,198	601,886,838
27. Other operating income

	2025	2024	2023
Adjustments and interest on miscellaneous receivables	47,907,049	60,684,923	78,865,374
Rental of safe deposit boxes	38,332,161	29,343,229	23,115,682
Loans recovered	33,031,118	15,584,214	19,725,329
Debit and credit card commissions	30,064,234	18,742,485	15,305,433
Punitive interest	27,479,487	9,609,897	7,392,962
Reversal of impairment loss (Note 10.2)	9,753,067	6,020,461	3,270,432
Rent	9,206,831	7,458,885	6,896,946
Fees expenses recovered	7,526,209	5,882,044	6,702,876
Commission from syndicated transactions	3,428,346	2,001,074	2,666,800
Allowances reversed	52,219	6,151,542	3,828,802
Other operating income	42,398,624	26,359,327	24,869,527
TOTAL	249,179,345	187,838,081	192,640,163

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

28. Other operating expenses

	2025	2024	2023
Turnover tax	524,719,983	419,942,618	582,934,196
Loss on initial recognition of loans bearing below market interest rate	112,481,960	34,961,531	33,433,520
Contributions to the Deposits Guarantee Fund (Note 41)	23,871,317	14,383,350	16,409,043
Others provisions	15,366,596	61,222,919	59,455,607
Damage claims	14,057,172	5,449,311	7,289,360
Adjustment for restatement of dividends in constant currency	3,294,680	16,381,760	—
Loss from sale or impairment of investment properties and other non-financial assets	1,022,274	49,445,726	682,681
Other operating expenses	73,182,216	44,340,154	52,060,723
TOTAL	767,996,198	646,127,369	752,265,130

29. Personnel benefits

	2025	2024	2023
Salaries	364,462,374	355,695,149	357,008,125
Social security charges	109,101,968	108,537,358	117,085,257
Other short term personnel benefits	89,377,438	120,956,054	189,564,774
Personnel services	19,543,362	17,044,327	14,717,079
Personnel compensations and rewards	19,243,474	71,889,505	21,970,362
Termination benefits	775,156	1,486,193	1,368,833
Other long term benefits	1,403,157	2,646,973	9,003,183
TOTAL	603,906,929	678,255,559	710,717,613

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

30. Other administrative expenses

	2025	2024	2023
Administrative services hired	107,190,217	115,372,903	87,302,767
Taxes	86,451,632	163,318,175	151,019,248
Rent	71,682,603	89,358,161	97,381,569
Armored transportation services	64,838,732	63,731,531	59,780,565
Maintenance costs	62,555,833	63,520,011	60,867,961
Advertising	50,890,096	45,086,683	39,366,763
Documents distribution	31,035,191	29,976,302	19,064,979
Security services	28,167,125	21,730,721	16,726,505
Other fees	28,041,297	22,598,257	20,906,394
Electricity and communications	27,577,411	25,980,833	24,009,518
IT	24,812,538	42,867,230	82,744,827
Trade reports	17,493,196	15,220,638	12,951,754
Representation, travel and mobility	6,476,595	4,998,396	4,570,162
Insurance	5,732,815	5,608,887	5,538,948
Stationery and supplies	1,092,998	1,152,020	1,077,332
Fees to Bank Directors and Supervisory Committee	1,041,204	928,389	943,046
Other administrative expenses	33,499,199	30,847,597	30,371,312
TOTAL	648,578,682	742,296,734	714,623,650
31. Depreciation and amortization

	2025	2024	2023
Depreciation of property and equipment (See Note 10.1)	79,752,750	70,985,296	59,220,318
Amortization of intangible assets (See Note 11)	21,431,224	24,843,024	10,677,437
Amortization of rights to use leased real estate (See Note 10.1)	6,427,856	5,345,168	6,880,790
Depreciation of investment properties (See note 10.2)	3,487,869	3,541,684	3,073,720
Loss from sale or impairment of property and equipment (See Note 10.1)	35,293	—	2,283,500
Depreciation of other assets	3,357	12,436	14,047
TOTAL	111,138,349	104,727,608	82,149,812

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

32. Impairment of financial assets

	2025	2024	2023
Financial assets measured at amortized cost
Credit loss allowance in pesos (1)	814,465,794	358,607,583	350,568,588
Credit loss allowance in foreign currency	5,575,077	8,260,335	44,948,156

Financial assets measured at fair value through OCI
Value adjustment due to credit losses (2)	(90,650,977)	15,156,820	(12,796,794)
TOTAL	729,389,894	382,024,738	382,719,950
(1)Mainly related to loans and advances.
(2)Related to debt securities.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

33. Financial instruments risks
Financial instrument risk policies
Presentation of Risk Management and Risk-Weighted Assets (RWA)
Strategies and processes
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
•Clear processes and procedures.
•Integrated management of all risks through identification and quantification.
•Generation, implementation and dissemination of advanced decision-making support tools.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
a) Credit risk
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Credit risk exposure and allowances
The table below sets forth the changes during 2025 and 2024 in the credit risk exposure and the impairment allowances booked under IFRS 9 in the consolidated statement of financial position or reversal of estimated impairment of financial assets at amortized cost, financial assets at fair value through other comprehensive income, loan commitments and financial guarantees:
December 31, 2025

CREDIT RISK EXPOSURE - FINANCIAL ASSETS (1)	Performing			Non performing
	Stage 1	Stage 2		Stage 3		Total
	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure
Opening balance as of December 31, 2024	11,579,408,762	3,870,560,034	28,146,967	141,423,415	6,986,888	15,626,526,066
Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(2,758,610,594)	2,836,320,787	–	–	–	77,710,193
Transfers from Stage 2 to Stage 1	4,238,413,828	(3,962,495,769)	(9,359,935)	–	–	266,558,124
Transfers from Stage 1 or 2 to Stage 3	(102,884,462)	(855,085,423)	(3,762,749)	955,669,359	4,882,739	(1,180,536)
Transfers from Stage 3 to Stage 1 or 2	19,488,000	17,748,071	548,143	(55,770,395)	(2,885,435)	(20,871,616)
Changes without transfers between Stages	(4,293,012,015)	762,032,259	(11,162,466)	(23,951,199)	38,468,844	(3,527,624,577)
New financial assets originated	31,837,011,032	1,172,712,406	80,963,977	117,085,868	10,282,923	33,218,056,206
Expirations and repayments	(16,045,167,322)	(2,165,927,296)	(55,966,400)	(107,116,358)	(3,602,624)	(18,377,780,000)
Write-offs	–	(674)	–	(245,713,713)	(1,992,408)	(247,706,795)
Foreign exchange	924,024,462	13,074,430	4,188,210	222,408	1,846,505	943,356,015
Inflation adjustment	(4,362,517,510)	(609,800,269)	(7,055,310)	(86,337,771)	(3,810,524)	(5,069,521,384)
Closing balance as of December 31, 2025	21,036,154,181	1,079,138,556	26,540,437	695,511,614	50,176,908	22,887,521,696
(1)Refer to the 'Additional information on the credit quality of assets' section within this Note for the credit risk exposure of financial assets, loan commitments and financial guarantees, detailing both the stage allocation by asset classification and the credit quality analysis with risk allocation.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

December 31, 2024

CREDIT RISK EXPOSURE - FINANCIAL ASSETS (1)	Performing			Non performing
	Stage 1	Stage 2		Stage 3		Total
	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure
Opening balance as of December 31, 2023	10,778,062,168	2,708,823,248	19,857,571	89,910,476	10,944,957	13,607,598,420
Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(1,101,477,417)	1,058,790,637	7,781,374	–	–	(34,905,406)
Transfers from Stage 2 to Stage 1	793,958,079	(684,245,329)	(5,052,073)	–	–	104,660,677
Transfers from Stage 1 or 2 to Stage 3	(24,664,278)	(197,681,084)	(167,820)	230,324,793	160,066	7,971,677
Transfers from Stage 3 to Stage 1 or 2	2,488,502	10,366,063	(6,410)	(18,238,195)	(201,037)	(5,591,077)
Changes without transfers between Stages	3,024,741,216	2,201,649,889	18,529,711	(1,090,238)	3,860,925	5,247,691,503
New financial assets originated	30,152,020,796	4,010,959,997	17,036,862	28,668,588	311,706	34,208,997,949
Expirations and repayments	(24,799,054,276)	(3,070,556,745)	(19,042,552)	(39,566,627)	(686,828)	(27,928,907,028)
Write-offs	–	–	–	(82,837,254)	(2,405,085)	(85,242,339)
Foreign exchange	214,985,729	3,933,584	2,764,415	19,827	1,261,110	222,964,665
Inflation adjustment	(7,461,651,757)	(2,171,480,226)	(13,554,111)	(65,767,955)	(6,258,926)	(9,718,712,975)
Closing balance as of December 31, 2024	11,579,408,762	3,870,560,034	28,146,967	141,423,415	6,986,888	15,626,526,066
(1)Refer to the 'Additional information on the credit quality of assets' section within this Note for the credit risk exposure of financial assets, loan commitments and financial guarantees, detailing both the stage allocation by asset classification and the credit quality analysis with risk allocation.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

December 31, 2025

	Performing			Non performing
	Stage 1	Stage 2		Stage 3		Total
CREDIT RISK EXPOSURE - LOAN COMMITMENTS AND FINANCIAL GUARANTEES (1)	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure
Opening balance as of December 31, 2024	4,355,374,326	209,117,015	1,018,390	1,246,564	2,598	4,566,758,893
Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(965,124,143)	770,193,286	–	–	–	(194,930,857)
Transfers from Stage 2 to Stage 1	863,945,939	(626,077,379)	(9,391)	–	–	237,859,169
Transfers from Stage 1 or 2 to Stage 3	(4,319,863)	(1,718,072)	(1,540)	3,670,549	3,868	(2,365,058)
Transfers from Stage 3 to Stage 1 or 2	1,879,909	766,402	6,538	(2,561,212)	(53,247)	38,390
Changes without transfers between Stages	2,102,490,277	89,818,194	(324,702)	(85,646)	83,812	2,191,981,935
New loan commitments and financial guarantees originated	1,473,675,501	66,524,520	79,870	703,787	51,879	1,541,035,557
Expirations and repayments	(1,162,097,927)	(91,466,400)	(352,650)	(939,662)	(12,117)	(1,254,868,756)
Write-offs	–	–	–	(1,754)	–	(1,754)
Foreign exchange	78,978,125	3,418,196	27,962	1,099	–	82,425,382
Inflation adjustment	(1,391,111,799)	(80,585,126)	(85,491)	(326,978)	(11,584)	(1,472,120,978)
Closing balance as of December 31, 2025	5,353,690,345	339,990,636	358,986	1,706,747	65,209	5,695,811,923
(1)Refer to the 'Additional information on the credit quality of assets' section within this Note for the credit risk exposure of financial assets, loan commitments and financial guarantees, detailing both the stage allocation by asset classification and the credit quality analysis with risk allocation.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

December 31, 2024

	Performing			Non performing
	Stage 1	Stage 2		Stage 3		Total
CREDIT RISK EXPOSURE - LOAN COMMITMENTS AND FINANCIAL GUARANTEES (1)	Credit risk exposure	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure (collectively assessed)	Credit risk exposure (individually assessed)	Credit risk exposure
Opening balance as of December 31, 2023	1,676,994,807	175,380,968	515,779	593,399	991	1,853,485,944
Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(309,078,675)	274,498,921	94,330	–	–	(34,485,424)
Transfers from Stage 2 to Stage 1	371,755,704	(253,311,398)	(331,904)	–	–	118,112,402
Transfers from Stage 1 or 2 to Stage 3	(2,704,615)	(894,739)	(374)	2,322,557	274	(1,276,897)
Transfers from Stage 3 to Stage 1 or 2	1,316,503	446,527	374	(1,335,447)	(1,765)	426,192
Changes without transfers between Stages	3,244,307,358	140,751,235	(1,741,807)	392,856	9,022	3,383,718,664
New loan commitments and financial guarantees originated	1,431,076,377	69,176,169	3,804,499	292,692	–	1,504,349,737
Expirations and repayments	(648,648,455)	(74,519,542)	(649,847)	(557,231)	(91)	(724,375,166)
Write-offs	–	–	–	(2,397)	–	(2,397)
Foreign exchange	53,516,511	2,490,210	537,374	–	–	56,544,095
Inflation adjustment	(1,463,161,189)	(124,901,336)	(1,210,034)	(459,865)	(5,833)	(1,589,738,257)
Closing balance as of December 31, 2024	4,355,374,326	209,117,015	1,018,390	1,246,564	2,598	4,566,758,893
(1)Refer to the 'Additional information on the credit quality of assets' section within this Note for the credit risk exposure of financial assets, loan commitments and financial guarantees, detailing both the stage allocation by asset classification and the credit quality analysis with risk allocation.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

December 31, 2025

	Performing			Non performing
	Stage 1	Stage 2		Stage 3		Total
ALLOWANCES - FINANCIAL ASSETS (1)	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance as of December 31, 2024	72,847,311	156,317,476	1,326,580	103,870,294	5,137,830	339,499,491
Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(68,970,769)	195,679,437	–	–	–	126,708,668
Transfers from Stage 2 to Stage 1	122,490,304	(183,497,949)	(415,129)	–	–	(61,422,774)
Transfers from Stage 1 or 2 to Stage 3	(6,111,406)	(154,498,921)	(673,903)	533,185,907	2,602,513	374,504,190
Transfers from Stage 3 to Stage 1 or 2	1,677,238	1,505,608	416,938	(32,367,012)	(1,880,570)	(30,647,798)
Changes without transfers between Stages	(211,723,431)	80,477,369	1,169,955	137,334,279	30,961,915	38,220,087
New financial assets originated	345,829,697	35,168,834	5,795,413	69,888,166	7,655,314	464,337,424
Expirations and repayments	(145,657,452)	(42,211,716)	(2,819,502)	(66,579,468)	(3,096,410)	(260,364,548)
Write-offs	–	(2,580)	–	(223,285,002)	(1,947,198)	(225,234,780)
Foreign exchange	4,896,800	324,959	123,718	37,945	1,211,219	6,594,641
Inflation adjustment	(28,375,930)	(31,380,022)	(344,539)	(61,279,218)	(3,013,572)	(124,393,281)
Closing balance as of December 31, 2025 (2)	86,902,362	57,882,495	4,579,531	460,805,891	37,631,041	647,801,320
(1)Refer to the 'Reconciliation of expected credit loss allowances' section within this Note for the detailed movements in the expected credit loss allowances, detailing the reconciliation from the opening to the closing balance by class of financial instrument.
(2)Impairment of financial assets detailed in the table above includes allowances on financial assets at FVOCI for 27,186,328.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

December 31, 2024

	Performing			Non performing
	Stage 1	Stage 2		Stage 3		Total
ALLOWANCES - FINANCIAL ASSETS (1)	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance as of December 31, 2023	53,078,358	151,993,723	303,706	64,872,860	7,867,011	278,115,658
Transfers of financial assets:
Transfers from Stage 1 to Stage 2	(21,211,190)	62,588,038	457,564	–	–	41,834,412
Transfers from Stage 2 to Stage 1	6,907,467	(23,306,869)	(59,721)	–	–	(16,459,123)
Transfers from Stage 1 or 2 to Stage 3	(1,659,992)	(34,663,022)	(5,403)	134,874,041	3,721	98,549,345
Transfers from Stage 3 to Stage 1 or 2	143,540	748,122	–	(12,476,831)	(131,691)	(11,716,860)
Changes without transfers between Stages	11,641,797	(33,184,383)	859,923	40,036,441	3,843,904	23,197,682
New financial assets originated	127,720,473	228,043,258	168,872	15,916,527	311,695	372,160,825
Expirations and repayments	(73,202,290)	(65,956,393)	(217,135)	(25,774,886)	(616,533)	(165,767,237)
Write-offs	–	(8)	–	(66,308,572)	(2,348,940)	(68,657,520)
Foreign exchange	2,074,984	166,874	52,464	7,042	873,025	3,174,389
Inflation adjustment	(32,645,836)	(130,111,864)	(233,690)	(47,276,328)	(4,664,362)	(214,932,080)
Closing balance as of December 31, 2024 (2)	72,847,311	156,317,476	1,326,580	103,870,294	5,137,830	339,499,491
(1)Refer to the 'Reconciliation of expected credit loss allowances' section within this Note for the detailed movements in the expected credit loss allowances, detailing the reconciliation from the opening to the closing balance by class of financial instrument.
(2)Impairment of financial assets detailed in the table above includes allowances on financial assets at FVOCI for 117,837,305.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

December 31, 2025

	Performing			Non performing
	Stage 1	Stage 2		Stage 3		Total
ALLOWANCES - LOAN COMMITMENTS AND FINANCIAL GUARANTEES (1)	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance as of December 31, 2024	23,063,597	6,043,921	14,837	837,702	6,398	29,966,455
Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(9,589,325)	17,366,598	–	–	–	7,777,273
Transfers from Stage 2 to Stage 1	6,443,367	(13,393,000)	(4,193)	–	–	(6,953,826)
Transfers from Stage 1 or 2 to Stage 3	(89,506)	(131,415)	(24,892)	1,981,330	24,733	1,760,250
Transfers from Stage 3 to Stage 1 or 2	205,808	61,086	9,597	(1,594,327)	(109,715)	(1,427,551)
Changes without transfers between Stages	(8,200,590)	(2,384,238)	17,497	147,911	115,559	(10,303,861)
New loan commitments and financial guarantees originated	14,308,826	1,091,790	1,104	407,771	48,182	15,857,673
Expirations and repayments	(5,545,226)	(1,150,125)	(2,847)	(575,142)	(7,603)	(7,280,943)
Write-offs	–	–	–	(1,224)	–	(1,224)
Foreign exchange	333,104	13,775	148	–	–	347,027
Inflation adjustment	(5,929,875)	(1,754,886)	(2,601)	(194,732)	(15,609)	(7,897,703)
Closing balance as of December 31, 2025	15,000,180	5,763,506	8,650	1,009,289	61,945	21,843,570
(1)Refer to the 'Reconciliation of expected credit loss allowances' section within this Note for the detailed movements in the expected credit loss allowances, detailing the reconciliation from the opening to the closing balance by class of financial instrument.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

December 31, 2024

	Performing			Non performing
	Stage 1	Stage 2		Stage 3		Total
ALLOWANCES - LOAN COMMITMENTS AND FINANCIAL GUARANTEES (1)	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances
Opening balance as of December 31, 2023	13,440,687	3,286,187	8,356	372,653	725	17,108,608
Transfers of loan commitments and financial guarantees:
Transfers from Stage 1 to Stage 2	(3,203,090)	7,973,200	6,076	–	–	4,776,186
Transfers from Stage 2 to Stage 1	2,547,506	(5,681,358)	(5,872)	–	–	(3,139,724)
Transfers from Stage 1 or 2 to Stage 3	(59,660)	(87,820)	(14)	1,320,133	107	1,172,746
Transfers from Stage 3 to Stage 1 or 2	51,341	21,220	8	(804,251)	(29,918)	(761,600)
Changes without transfers between Stages	1,906,114	3,407,398	(45,451)	359,929	41,998	5,669,988
New loan commitments and financial guarantees originated	23,952,714	948,246	78,195	190,037	–	25,169,192
Expirations and repayments	(6,023,488)	(1,435,318)	(13,864)	(319,791)	(67)	(7,792,528)
Write-offs	–	–	–	(1,759)	–	(1,759)
Foreign exchange	515,858	19,911	9,819	–	–	545,588
Inflation adjustment	(10,064,385)	(2,407,745)	(22,416)	(279,249)	(6,447)	(12,780,242)
Closing balance as of December 31, 2024	23,063,597	6,043,921	14,837	837,702	6,398	29,966,455
(1)Refer to the 'Reconciliation of expected credit loss allowances' section within this Note for the detailed movements in the expected credit loss allowances, detailing the reconciliation from the opening to the closing balance by class of financial instrument.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Reconciliation of expected credit loss allowances
The table below presents a reconciliation of the changes during 2025 and 2024 in the ECL allowances recognized under IFRS 9. In accordance with IFRS 7 disclosure requirements, this reconciliation is presented by class of financial instrument, showing movements from the opening balance to the closing balance and separately disclosing 12-month and lifetime expected credit losses:

Accounts	December 31, 2024	Stage 1	Stage 2	Stage 3	Inflation adjustment	December 31, 2025

Cash and cash equivalents	628,822	(468,285)	–	–	(118,181)	42,356

Other financial assets	2,376,388	(482,864)	–	1,454,780	(626,419)	2,721,885

Loans and advances	208,954,335	10,184,936	45,159,307	452,312,392	(99,460,414)	617,150,556
Loans and advances to financial institutions	2,587,212	627,520	1,435,036	203,902	(3,493,512)	1,360,158
Loans and advances to customers	206,367,123	9,557,416	43,724,271	452,108,490	(95,966,902)	615,790,398
Overdrafts	8,772,891	88,376	(270,437)	12,139,573	(3,478,827)	17,251,576
Notes	16,924,454	(5,879,716)	1,824,239	23,904,338	(4,943,089)	31,830,226
Real estate mortgage	11,820,813	1,196,675	3,400,265	3,205,395	(3,700,977)	15,922,171
Pledge loans	2,751,556	630,920	722,035	13,727,000	(2,335,659)	15,495,852
Consumer loans	60,587,236	8,279,855	18,572,402	193,500,046	(35,623,940)	245,315,599
Credit cards	89,962,779	2,423,331	12,526,574	156,058,551	(39,120,093)	221,851,142
Receivables from financial leases	816,753	237,930	166,254	1,494,505	(267,559)	2,447,883
Others	14,730,641	2,580,045	6,782,939	48,079,082	(6,496,758)	65,675,949

Debt securities	127,539,946	33,197,194	(108,616,776)	(45,574)	(24,188,267)	27,886,523

Financial guarantees and loan commitments issued	29,966,455	(2,133,542)	1,470,885	437,475	(7,897,703)	21,843,570

TOTAL	369,465,946	40,297,439	(61,986,584)	454,159,073	(132,290,984)	669,644,890

Accounts	December 31, 2023	Stage 1	Stage 2	Stage 3	Inflation adjustment	December 31, 2024

Cash and cash equivalents	774,890	460,494	–	–	(606,562)	628,822

Other financial assets	4,064,744	(58,934)	–	681,030	(2,310,452)	2,376,388

Loans and advances	130,115,855	58,956,296	23,745,247	87,527,913	(91,390,976)	208,954,335
Loans and advances to financial institutions	2,809,170	4,488,964	225,835	(32,482)	(4,904,275)	2,587,212
Loans and advances to customers	127,306,685	54,467,332	23,519,412	87,560,395	(86,486,701)	206,367,123
Overdrafts	9,839,734	3,535,549	(490,532)	3,003,089	(7,114,949)	8,772,891
Notes	11,013,543	12,735,967	394,440	130,580	(7,350,076)	16,924,454
Real estate mortgage	9,474,944	392,250	2,819,067	6,471,593	(7,337,041)	11,820,813
Pledge loans	1,901,960	470,147	391,159	1,135,423	(1,147,133)	2,751,556
Consumer loans	27,674,520	12,877,764	7,317,221	32,604,799	(19,887,068)	60,587,236
Credit cards	54,730,775	24,553,463	11,888,835	38,538,584	(39,748,878)	89,962,779
Receivables from financial leases	1,361,817	180,187	46,081	94,655	(865,987)	816,753
Others	11,309,392	(277,995)	1,153,141	5,581,672	(3,035,569)	14,730,641

Debt securities	143,160,169	(6,943,067)	111,946,934	–	(120,624,090)	127,539,946

Financial guarantees and loan commitments issued	17,108,608	19,687,295	5,194,376	756,418	(12,780,242)	29,966,455

TOTAL	295,224,266	72,102,084	140,886,557	88,965,361	(227,712,322)	369,465,946

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Additional information on the credit quality of assets
Exposure to credit risk
The Group’s credit risk exposure of financial assets, loan commitments and financial guarantees under IFRS 9 with stage allocation by asset classification as of December 31, 2025 and 2024 is provided below:

Credit risk exposure	December 31, 2025	Stage 1	Stage 2	Stage 3
Cash and cash equivalents	3,423,939,785	3,423,939,785	–	–
Financial assets at amortized cost	16,379,342,264	14,527,974,749	1,105,678,993	745,688,522
Debt securities	583,978,156	583,978,156	–	–
Wholesale	10,099,369,799	9,510,834,035	433,855,591	154,680,173
- Business	3,819,807,251	3,594,108,500	174,391,926	51,306,825
- Corporate and Investment Banking	3,247,543,529	3,177,238,378	70,301,493	3,658
- Institutional and international	554,859,517	554,792,216	247	67,054
- MSMEs	1,776,584,054	1,484,119,493	189,161,925	103,302,636
- Others	700,575,448	700,575,448	–	–
Retail	5,695,994,309	4,433,162,558	671,823,402	591,008,349
- Advances	6,863,794	1,244,185	787,460	4,832,149
- Credit cards	3,012,525,743	2,425,608,477	299,797,752	287,119,514
- Personal loans	1,224,546,071	691,032,737	274,040,192	259,473,142
- Pledge loans	694,074,452	618,807,281	46,984,566	28,282,605
- Mortgages	723,587,572	664,377,468	49,219,829	9,990,275
- Receivables from financial leases	4,970,230	2,759,478	900,088	1,310,664
- Others	29,426,447	29,332,932	93,515	–
Financial assets at fair value through other comprehensive income	3,084,239,647	3,084,239,647	–	–
Debt securities	3,084,239,647	3,084,239,647	–	–
Total financial assets risk	22,887,521,696	21,036,154,181	1,105,678,993	745,688,522

Loan commitments and financial guarantees
Wholesale	1,683,682,032	1,520,945,514	162,073,845	662,673
- Business	621,837,343	572,702,520	48,945,048	189,775
- Corporate and Investment Banking	206,378,096	171,747,222	34,630,867	7
- Institutional and international	55,799,607	54,613,827	1,185,780	–
- MSMEs	799,666,986	721,881,945	77,312,150	472,891
Retail	4,012,129,891	3,832,744,831	178,275,777	1,109,283
- Advances	21,153,410	20,064,662	1,084,160	4,588
- Credit cards	3,985,933,889	3,808,755,235	176,154,853	1,023,801
- Mortgages	5,006,620	3,888,962	1,036,764	80,894
- Receivables from financial leases	35,972	35,972	–	–
Total loan commitments and financial guarantees	5,695,811,923	5,353,690,345	340,349,622	1,771,956

Total credit risk exposure	28,583,333,619	26,389,844,526	1,446,028,615	747,460,478

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Credit risk exposure	December 31, 2024	Stage 1	Stage 2	Stage 3
Cash and cash equivalents	1,370,888,970	1,370,888,970	–	–
Financial assets at amortized cost	11,017,343,395	10,110,314,251	758,618,841	148,410,303
Debt securities	210,350,998	–	210,350,998	–
Wholesale	6,865,239,837	6,649,587,281	195,429,532	20,223,024
- Business	2,208,459,399	2,140,653,711	61,260,474	6,545,214
- Corporate and Investment Banking	2,270,773,592	2,205,478,999	65,293,997	596
- Institutional and international	497,493,720	493,570,415	3,894,438	28,867
- MSMEs	1,209,424,341	1,130,795,371	64,980,623	13,648,347
- Others	679,088,785	679,088,785	–	–
Retail	3,941,752,560	3,460,726,970	352,838,311	128,187,279
- Advances	4,182,618	1,318,251	547,236	2,317,131
- Credit cards	2,390,121,502	2,148,914,478	178,415,808	62,791,216
- Personal loans	858,382,014	736,081,258	73,158,581	49,142,175
- Pledge loans	324,708,010	313,982,783	7,385,190	3,340,037
- Mortgages	356,644,536	254,440,611	91,801,813	10,402,112
- Receivables from financial leases	5,608,471	3,884,180	1,529,683	194,608
- Others	2,105,409	2,105,409	–	–
Financial assets at fair value through other comprehensive income	3,238,293,701	98,205,541	3,140,088,160	–
Debt securities	3,238,293,701	98,205,541	3,140,088,160	–
Total financial assets risk	15,626,526,066	11,579,408,762	3,898,707,001	148,410,303

Loan commitments and financial guarantees
Wholesale	848,244,736	796,726,607	51,343,556	174,573
- Business	166,309,912	152,061,782	14,236,317	11,813
- Corporate and Investment Banking	213,972,339	201,230,923	12,741,407	9
- Institutional and international	160,667,797	159,500,964	1,166,833	–
- MSMEs	307,294,688	283,932,938	23,198,999	162,751
Retail	3,718,514,157	3,558,647,719	158,791,849	1,074,589
- Advances	19,505,505	18,853,816	647,748	3,941
- Credit cards	3,692,994,531	3,535,716,868	156,380,250	897,413
- Mortgages	5,106,104	3,177,409	1,755,503	173,192
- Receivables from financial leases	908,017	899,626	8,348	43
Total loan commitments and financial guarantees	4,566,758,893	4,355,374,326	210,135,405	1,249,162

Total credit risk exposure	20,193,284,959	15,934,783,088	4,108,842,406	149,659,465

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Credit quality of assets
The Group’s credit quality analysis of financial assets under IFRS 9 with risk allocation as of December 31, 2025 and 2024 is provided below:

Credit quality analysis	December 31, 2025	Stage 1	Stage 2	Stage 3
Cash and cash equivalents
- Low risk (PD < 2.3%)	3,423,939,785	3,423,939,785	–	–
Total cash and cash equivalents	3,423,939,785	3,423,939,785	–	–
Wholesale
- Low risk (PD < 4%)	11,331,047,001	10,830,957,606	500,089,395	–
- Medium risk (PD ≥ 4% to < 24%)	270,964,230	175,124,189	95,840,041	–
- High risk (PD ≥ 24% to < 100% or Individually Stage 2)	25,697,754	25,697,754	–	–
- Non performing (PD = 100% or Individually Stage 3)	155,342,846	–	–	155,342,846
Total wholesale	11,783,051,831	11,031,779,549	595,929,436	155,342,846
Retail
- Low risk (PD < 2.3%)	7,158,411,678	6,954,353,217	204,058,461	–
- Medium risk (PD ≥ 2.3% to < 29%)	1,811,681,952	1,288,504,502	523,177,450	–
- High risk (PD ≥ 29% to < 100% or Individually Stage 2)	145,912,938	23,049,670	122,863,268	–
- Non performing (PD = 100% or Individually Stage 3)	592,117,632	–	–	592,117,632
Total retail	9,708,124,200	8,265,907,389	850,099,179	592,117,632
Debt securities
- BCRA securities (B+)	35,273,203	35,273,203	–	–
- Government securities (B-)	3,589,801,816	3,589,801,816	–	–
- Corporate bonds (B)	4,846,723	4,846,723	–	–
- Corporate bonds (B+)	3,353,010	3,353,010	–	–
- Corporate bonds (BB-)	7,599,602	7,599,602	–	–
- Corporate bonds (BB)	27,343,449	27,343,449	–	–
Total debt securities	3,668,217,803	3,668,217,803	–	–

Total credit risk exposure	28,583,333,619	26,389,844,526	1,446,028,615	747,460,478

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Credit quality analysis	December 31, 2024	Stage 1	Stage 2	Stage 3
Cash and cash equivalents
- Low risk (PD < 2.3%)	1,370,888,970	1,370,888,970	–	–
Total cash and cash equivalents	1,370,888,970	1,370,888,970	–	–
Wholesale
- Low risk (PD < 4%)	6,934,810,219	6,793,661,874	141,148,345	–
- Medium risk (PD ≥ 4% to < 24%)	567,154,530	483,641,140	83,513,390	–
- High risk (PD ≥ 24% to < 100% or Individually Stage 2)	191,122,227	169,010,874	22,111,353	–
- Non performing (PD = 100% or Individually Stage 3)	20,397,597	–	–	20,397,597
Total wholesale	7,713,484,573	7,446,313,888	246,773,088	20,397,597
Retail
- Low risk (PD < 2.3%)	5,911,490,874	5,726,712,819	184,778,055	–
- Medium risk (PD ≥ 2.3% to < 29%)	1,556,241,652	1,277,569,489	278,672,163	–
- High risk (PD ≥ 29% to < 100% or Individually Stage 2)	63,272,323	15,092,381	48,179,942	–
- Non performing (PD = 100% or Individually Stage 3)	129,261,868	–	–	129,261,868
Total retail	7,660,266,717	7,019,374,689	511,630,160	129,261,868
Debt securities
- BCRA securities (B)	48,802,895	48,802,895	–	–
- Government securities (CCC+)	3,350,439,283	125	3,350,439,158	–
- Corporate bonds (B)	6,928,150	6,928,150	–	–
- Corporate bonds (BB-)	41,891,617	41,891,617	–	–
- Corporate bonds (BB)	582,754	582,754	–	–
Total debt securities	3,448,644,699	98,205,541	3,350,439,158	–

Total credit risk exposure	20,193,284,959	15,934,783,088	4,108,842,406	149,659,465
The amounts included in the table above represent the Entity’s maximum exposure to credit risk as of December 31, 2025 and 2024, without taking account of any collateral held or other credit enhancements. In order to mitigate credit risk, the following table shows the net credit risk exposure as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Maximum exposure to credit risk	28,583,333,619	20,193,284,959
Collateral held or other credit enhancements	(5,453,665,758)	(3,743,925,586)
Total net credit risk exposure	23,129,667,861	16,449,359,373

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Refinancing and restructuring operations
The following table provides information about the Group's refinanced assets:

	December 31, 2025	December 31, 2024
Refinanced assets	207,504,719	34,120,384
Allowances for ECL	(83,111,061)	(20,686,690)
The table below includes Stage 2 and Stage 3 assets that were refinanced during the period, with the related modification loss suffered by the Group:

	December 31, 2025	December 31, 2024
Additions of financial assets at amortized cost modified during the period	212,660,958	26,296,926
Net modification loss	(13,232,887)	(907,605)
The table below shows the gross carrying amount of modified financial assets for which loss allowance has changed to 12-month ECL measurement during the period:

	Post modification
December 31, 2025	Gross carrying amount	ECL
Financial assets that have cured since modification and are now measured using 12-month ECL (Stage 1)	809,684	4,819
Financial assets that reverted to (Stage 2/3) lifetime ECL having once cured	12,871	2,970

	Post modification
December 31, 2024	Gross carrying amount	ECL
Financial assets that have cured since modification and are now measured using 12-month ECL (Stage 1)	123,918	1,806
Financial assets that reverted to (Stage 2/3) lifetime ECL having once cured	173,416	8,161

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

b) Financial risks
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
c) Market risk
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
The market risk measurement perimeter is the trading portfolio (trading book) managed by the Global Markets unit. This portfolio mainly consists of:
•Argentine Government Securities.
•BCRA Liquidity Bills
•Corporate Bonds.
•Foreign exchange spot.
•Derivatives (Exchange rate Futures and Forwards and Interest rate swaps).

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

The following tables show the trading portfolio total VaR and VaR per risk factors based on daily VaR information:
VaR (in millions of pesos)

	Year ended December 31, 2025	Year ended December 31, 2024
Average	5,873.21	2,735.59
Minimum	1,489.36	273.39
Maximum	15,431.65	9,720.95
Closing	4,138.31	3,907.74
VaR per risk factors – (in millions of pesos)

VaR interest rate	Year ended December 31, 2025	Year ended December 31, 2024
Average	5,699.38	2,736.58
Minimum	1,477.68	257.73
Maximum	14,558.89	9,715.07
Closing	3,794.46	3,911.14

VaR foreign exchange rate	Year ended December 31, 2025	Year ended December 31, 2024
Average	964.31	29.30
Minimum	4.68	3.59
Maximum	6,967.57	123.48
Closing	862.53	16.21

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Currency risk
The position in foreign currency is shown below:

	Total as of December 31, 2025	As of December 31, 2025 (per currency)				Total as of December 31, 2024
		US Dollar	Euro	Real	Other
ASSETS
Cash and cash equivalents	3,492,219,572	3,392,480,321	92,733,168	599,767	6,406,316	3,086,067,962
Financial assets at fair value through profit or loss - Debt securities	16,530,479	16,530,479	—	—	—	87,110
Other financial assets	180,330,133	180,139,076	191,057	—	—	147,602,744
Loans and advances	3,358,356,788	3,352,145,986	6,209,497	—	1,305	1,691,501,228
Financial assets at fair value through other comprehensive income - Debt securities	41,107,912	41,107,912	—	—	—	94,538,390
Financial assets at fair value through other comprehensive income - Equity instruments	1,374,295	1,310,020	64,275	—	—	1,013,562
TOTAL ASSETS	7,089,919,179	6,983,713,794	99,197,997	599,767	6,407,621	5,020,810,996
LIABILITIES
Deposits	6,370,293,191	6,304,656,692	65,636,499	—	—	4,730,063,263
Other financial liabilities	216,019,366	206,008,599	7,293,367	—	2,717,400	242,839,531
Bank loans	308,740,126	303,019,656	5,720,470	—	—	57,595,808
Debt securities issued	253,939,387	253,939,387	—	—	—	—
Other liabilities	98,467,831	60,561,743	37,906,088	—	—	101,817,914
TOTAL LIABILITIES	7,247,459,901	7,128,186,077	116,556,424	—	2,717,400	5,132,316,516
NET ASSETS / (LIABILITIES)	(157,540,722)	(144,472,283)	(17,358,427)	599,767	3,690,221	(111,505,520)
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
The following table shows the sensitivity of the economic value (SEV), to +100 basis points variation presented as a proportion of Core Capital:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

SEV +100 bps

	December 31, 2025	December 31, 2024
Closing	1.95%	0.94%
Minimum	0.07%	0.30%
Maximum	2.00%	0.94%
Average	0.32%	0.63%
The following table shows the sensitivity of the financial margin (SFM), to -100 basis points variation presented as a percentage of 12-month forecast net interest income:
SFM -100 bps

	December 31, 2025	December 31, 2024
Closing	5.90%	0.77%
Minimum	0.17%	0.11%
Maximum	5.90%	0.77%
Average	2.86%	0.44%
d) Liquidity and financing risk
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
Below are the Bank’s LtSCD ratios as of the dates indicated:

	December 31, 2025	December 31, 2024
LtSCD Closing	96.0%	88.9%
Max	99.1%	88.9%
Min	87.3%	57.7%
Avg	95.2%	74.6%
LCR: (Liquidity Coverage Ratio), BBVA Argentina calculates the liquidity coverage coefficient daily by measuring the relation between high quality liquid assets and total net cash outflows during a 30-day period.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Below are the Bank’s LCR ratios as of the dates indicated:

	December, 2025	December, 2024
LCR Closing	128%	141%
Max	151%	246%
Min	107%	137%
Avg	129%	176%
The following chart shows the concentration of deposits as of December 31, 2025 and 2024:

	December 31, 2025		December 31, 2024
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	3,641,133,519	21.16%	2,259,475,887	17.30%
50 following largest customers	2,570,917,567	14.94%	1,900,087,650	14.55%
100 following largest customers	972,400,381	5.65%	602,987,444	4.62%
Rest of customers	10,020,624,599	58.25%	8,299,748,295	63.53%
TOTAL	17,205,076,066	100.00%	13,062,299,276	100.00%
The following chart shows the breakdown by contractual maturity of loans and advances, other financing and financial liabilities considering the total amounts to their due date, as of December 31, 2025 and 2024:

	Assets (1)		Liabilities (1)
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Up to 1 month (2)	6,189,674,511	3,974,689,749	18,564,919,980	13,797,842,208
From more than 1 month to 3 month	2,438,165,182	1,976,792,611	1,572,319,370	845,486,258
From more than 3 month to 6 month	2,584,728,597	1,565,403,247	713,844,450	388,214,630
From more than 6 month to 12 month	1,904,354,943	1,176,238,609	319,558,795	282,313,868
From more than 12 month to 24 month	1,954,492,709	1,316,221,532	145,030,623	36,342,203
More than 24 months	3,414,768,250	2,450,183,523	30,985,830	27,322,824
TOTAL	18,486,184,192	12,459,529,271	21,346,659,048	15,377,521,991
(1)These figures includes expected interest amounts. For floating rate instruments such interest amounts were calculated using interest rate prevailing at the end of each period.
(2)The Bank has liquid assets such as cash and cash equivalents (Note 4) and short term loans (Note 6.2), among others, to settle its liabilities. As of December 31, 2024, it also had BCRA liquidity bills (Note 7.1).

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Additionally, the Bank has issued financial guarantees and loan commitments which may require outflows on demand.

Financial guarantees and loan commitments	December 31, 2025	December 31, 2024
Up to 1 month	18,104,559,838	15,713,865,712
From more than 1 month to 3 month	57,849,485	35,411,821
From more than 3 month to 6 month	69,497,625	31,396,859
From more than 6 month to 12 month	19,025,685	141,633,595
From more than 12 month to 24 month	61,370,934	104,586,912
More than 24 months	10,996,922	13,634,235
TOTAL	18,323,300,489	16,040,529,134
The following chart shows financial guarantees and loan commitments by product.

Financial guarantees and loan commitments	December 31, 2025	December 31, 2024
Credit card balances not used	17,153,672,029	14,971,767,002
Revocable agreed current account advances	894,937,573	604,197,584
Guarantees granted	105,504,066	167,423,407
Liabilities related to foreign trade transactions	68,137,188	74,040,184
Secured loans	66,502,691	79,725,158
Overdrafts and receivables not used	34,546,942	143,375,799
TOTAL	18,323,300,489	16,040,529,134

The amounts of the Bank’s financial assets and liabilities, which were expected to be collected or paid twelve months after the closing date as of December 31, 2025 and 2024 are set forth below:

	December 31, 2025	December 31, 2024
Financial assets
Loans and advances	5,369,260,959	3,766,405,055
Debt securities	6,955,263,353	885,508,712
Other financial assets	52,290,586	33,883,226
Total	12,376,814,898	4,685,796,993
Financial liabilities
Other financial liabilities	32,871,639	31,479,816
Bank loans	101,360,375	23,838,397
Deposits	4,594,063	4,229
Debt securities	37,190,376	8,342,585
Total	176,016,453	63,665,027

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

34. Fair values of financial instruments
a)Assets and liabilities measured at fair value
The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2025 is detailed below:

	Book value	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets at fair value through profit or loss

- Debt securities	315,467,772	315,467,772	259,373,317	56,094,455	—
- Derivatives	38,865,250	38,865,250	11,792,046	27,073,204	—
- Equity instruments	11,794,486	11,794,486	11,794,486	—	—
Financial assets at fair value through other comprehensive income
- Debt securities	3,084,239,647	3,084,239,647	2,727,544,858	356,694,789	—
- Equity instruments	10,729,531	10,729,531	4,294,797	1,374,295	5,060,439
Total	3,461,096,686	3,461,096,686	3,014,799,504	441,236,743	5,060,439

Financial liabilities at fair value through profit or loss

Derivatives	6,495,701	6,495,701	4,148,017	2,347,684	—
Total	6,495,701	6,495,701	4,148,017	2,347,684	—
The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2024 is detailed below:

	Book value	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets at fair value through profit or loss

- Debt securities	120,757,396	120,757,396	108,311,232	12,446,164	—
- Derivatives	12,975,192	12,975,192	1,133,198	11,841,994	—
- Equity instruments	11,713,449	11,713,449	11,713,449	—	—
Financial assets at fair value through other comprehensive income
- Debt securities	3,238,293,701	3,238,293,701	3,141,426,789	93,199,886	3,667,026
- Equity instruments	5,923,047	5,923,047	—	1,013,562	4,909,485
Total	3,389,662,785	3,389,662,785	3,262,584,668	118,501,606	8,576,511

Financial liabilities at fair value through profit or loss
Derivatives	5,075,959	5,075,959	—	5,075,959	—
Total	5,075,959	5,075,959	—	5,075,959	—
Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Government Bonds, together with a minor share in Argentine Treasury Bills, Corporate Bonds and Equity Instruments. Likewise, financial derivatives are classified at fair value, which include futures that are valued at the price of the market where they are traded (A3) and foreign currency NDF (non-delivery forwards) and interest rate swaps.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

b)Transfers between hierarchy levels
The Entity monitors the availability of market information in order to assess the category of financial instruments in the different hierarchies at fair value, as well as the resulting determination of inter-level transfers at each closing, considering the comparison of hierarchy levels of the current year versus previous year levels.
b.1) Transfers from Level 1 to Level 2
The following instruments measured at fair value were transferred from Level 1 to Level 2 of the fair value hierarchy as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Corporate Bond John Deere Credit Cia Financiera S.A. Series X in USD. Maturity 03-08-2026	1,475,644	—

b.2) Transfers from Level 2 to Level 1
The following instruments measured at fair value were transferred from Level 2 to Level 1 of the fair value hierarchy as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Corporate Bond 360 Energy Solar S.A. Series 4 in USD at a fixed interest rate. Maturity 10-30-2027	3,353,010	—
Corporate Bond Petroquímica Comodoro Rivadavia Series R in USD. Maturity 10-22-2028	3,422,332	—
Corporate Bond Minera EXAR Series 1 in USD. Maturity 11-11-2027	2,873,434	—
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 07-14-2028	2,804,442	—
The hierarchy level of the instruments detailed above was compared with the previous year levels.
The transfer is due to the fact that the bonds were listed on the market the number of days necessary to be considered Level 1. As of December 31, 2024, there were no transfers from Level 2 to Level 1.
b.3) Valuation techniques for Levels 2 and 3
The valuation techniques used for Level 2 securities require observable market data: the spot discount curve in pesos, the spot discount curve in US dollars, the discount curves of corporate bonds in US dollars (one of the energy sector and the other of several industries), the discount curve of Dollar-linked corporate bonds, CER discount curve, the yield curve in pesos arising from A3. futures, the yield curve in pesos arising from futures traded by ICAP Broker, the Overnight Index Swap (OIS) international dollar curve, the yield curve in euros, Badlar rate, TAMAR rate, UVA index, CER index and the spot selling exchange rates published by Banco de la Nación Argentina (BNA) and the Communication “A” 3500 dollar. Below is a detail of valuation techniques for each financial product:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Fixed Income
The determination of fair value prices set forth by the Bank for fixed income consists of considering reference market prices from A3, as the primary source and BYMA as the secondary source for quotes from the last business day at the end of the month. This criteria adjustment aims to ensure that the month-end amount reflects a valuation more accurately aligned with the market value.
The pricing process with these hierarchies is maintained over the last 10 business days, prioritizing the price from A3 and then the price from BYMA according to timeliness. For example, a quote in BYMA on T-1 is considered above a quote in A3 on T-2.
For Argentine Treasury bonds and bills, if the bonds have not traded for the last 10 business days in A3 or BYMA, fair value is determined by discounting cash flows using the pertinent discount curve.
Corporate Bonds in US dollars, if bonds have not traded for the last 10 business in A3 or BYMA, they are valued at the present value of the future cash flows with the discount curve that corresponds to the type of industry or sector. The same criteria applies to the case of Corporate Bonds that are Dollar Link, except that in this case the discount curve used is the dollar linked curve.
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
The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Investments in Equity Instruments
Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income based on the latest information available of these companies.
Corporate Bonds
For corporate bonds (ONs) in pesos held in the portfolio and classified as Level 3, the valuation criteria is as follows:
Latest available market price (or the subscription price in the event the security has not traded in the market since its issuance date) adding the accrued interest to date. In cases where the security has gone ex-coupon, the “clean” price is calculated. In cases where principal amortization has occurred, such amortization is deducted and the “dirty” price is recalculated by accruing interest until the fiscal year-end. For this period, no corporate bonds were classified under this level.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

b.4) Reconciliation of opening and ending balances of Level 3 assets and liabilities at fair value
The following table shows a reconciliation between opening balances and final balances of Level 3 fair values as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Balance at the beginning of the fiscal year	8,576,511	19,314,068
Private securities - Corporate bonds	(2,787,594)	(2,503,600)
Debt securities at fair value through profit or loss - Private securities - Corporate bonds	—	(656,042)
Equity instruments	1,328,354	2,866,836
Net monetary inflation adjustment	(2,056,832)	(10,444,751)
Balance at year-end	5,060,439	8,576,511
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
•Variable rate financial instruments
For financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.
The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2025 is detailed below:

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

	Book value	Carrying amount presented as fair value	Total fair value	Level 2 Fair value	Level 3 Fair value
Financial assets

Cash and cash equivalents	4,752,284,950	4,752,284,950	4,752,284,950	—	—
Other financial assets	727,280,010	727,280,010	727,280,010	—	—
Debt securities	583,277,961	—	593,116,409	593,116,409	—
Loans and advances	14,448,211,657	3,152,686	15,185,076,086	269,690,259	14,912,233,141

Financial liabilities

Deposits	17,205,076,066	10,428,091,193	17,280,435,013	—	6,852,343,820
Repurchase agreements	468,228,307	468,228,307	468,228,307	—	—
Other financial liabilities	1,775,679,896	1,775,679,896	1,775,679,896	—	—
Bank loans	826,663,992	—	868,004,121	868,004,121	—
Debt securities issued	615,321,191	—	655,659,780	655,659,780	—
The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2024 is detailed below:

	Book value	Carrying amount presented as fair value	Total fair value	Level 2 Fair value	Level 3 Fair value
Financial assets
Cash and cash equivalents	3,714,135,212	3,714,135,212	3,714,135,212	—	—
Other financial assets	776,541,869	776,541,869	776,541,869	—	—
Debt securities	200,648,357	—	211,282,379	211,282,379	—
Loans and advances	9,916,843,857	1,269,080	10,417,817,161	91,383,844	10,325,164,237
Financial liabilities

Deposits	13,062,299,276	8,825,094,041	13,130,190,643	—	4,305,096,602
Other financial liabilities	1,572,445,423	1,572,445,423	—	—	—
Bank loans	264,320,232	—	261,734,995	261,734,995	—
Debt securities issued	152,462,334	—	154,281,336	154,281,336	—

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

35. Segment reporting
Basis for segmentation
The Bank identified the operating segments based on the management information reviewed by the chief operating decision maker. As of December 31, 2025 and 2024, the Group has determined that it has only one reportable segment related to banking activities.
Most of the Group’s operations, property and customers are located in Argentina. No customer has generated 10% or more of the Group’s total income.
The following is relevant information on loans and deposits by business line as of December 31, 2025 and 2024:

Group (banking activity) (1)	December 31, 2025	December 31, 2024
Financial assets at amortized cost - Loans and advances	14,448,211,657	9,916,843,857
Corporate banking (2)	2,558,562,401	1,663,867,627
Small and medium companies (3)	4,765,305,004	3,677,924,356
Retail	7,124,344,252	4,575,051,874
Other assets	10,960,179,651	9,446,889,213
TOTAL ASSETS	25,408,391,308	19,363,733,070
Financial liabilities at amortized cost – Deposits	17,205,076,066	13,062,299,276
Corporate banking (2) (3)	6,755,150,134	4,398,896,838
Small and medium companies (2) (3)	1,708,180,677	2,027,506,615
Retail	8,741,745,255	6,635,895,823
Other liabilities	4,659,961,369	2,860,363,758
TOTAL LIABILITIES	21,865,037,435	15,922,663,034
(1)It includes BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A., FCA Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.
(2)It includes the Financial Sector.
(3)It includes Government Sector.
The information in relation to the operating segment (Group banking activity) is the same as that set out in the Consolidated Statement of Profit or Loss, considering that it is the measure used by the Entity’s highest authority in making decisions about the allocation of resources and performance evaluation.
36. Related parties
a)Parent
The Bank’s direct controlling entity is Banco Bilbao Vizcaya Argentaria, S.A.
b)Key Management personnel
Key management personnel are those having the authority and responsibility for planning, managing and controlling the Bank’s activities, whether directly or indirectly.
Based on that definition, the Bank considers the members of the Board of Directors as key management personnel.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

b.1) Remuneration of key management personnel
The key personnel of the Board of Directors received the following compensations for the years ended December 31, 2025, 2024 and 2023:

	December 31, 2025	December 31, 2024	December 31, 2023
Fees	770,222	736,198	745,104
Total	770,222	736,198	745,104
b.2) Balances and results arising from transactions with key management personnel

	Balances as of
	December 31, 2025	December 31, 2024
Loans
Overdrafts	2	1
Credit cards	115,178	73,712
Mortgage loans	166,719	1,418

Deposits	1,208,093	170,042

	Results
	December 31, 2025	December 31, 2024	December 31, 2023

Interest income	70,432	192,342	238,790
Interest expense	(8,970)	(23,706)	(73,303)
Fee and commission income	1,089	8,953	12,619
Fee and commission expense	(3,742)	(2,115)	(2,406)
Other operating income	4,726	3,178	4,137
Other operating expenses	(32)	—	—

Loans are granted on an arm’s length basis. All loans to key management personnel were classified as performing.
b.3) Balances and results arising from transactions with related parties (except key management personnel)

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

	Balances as of
Parent	December 31, 2025	December 31, 2024
Assets
Cash and deposits in banks	15,237,562	7,300,484
Derivatives (Assets)	295,845	—
Deposits as collateral	467,013	—
Other financial assets	54,046	116
Liabilities
Other liabilities	37,130,445	61,602,244
Derivatives (Liabilities)	—	3,487

Off-balance sheet transaction

Securities in custody (1)	3,727,892,493	4,046,280,750
Guarantees received	110,402,676	158,879,499
Guarantees granted (2)	10,630,155	114,418,383
Derivatives	8,866,010	681,930
(1)These balances represent the shares in custody of Banco BBVA Argentina SA held by BBVA and BBV América.
(2)These balances represent commercial guarantees granted.

	Results
	December 31, 2025	December 31, 2024	December 31, 2023

Interest income	10,833	—	2,527
Fee and commission income	48,244	293,428	28,349
Fee and commission expense	—	—	(944,599)
(Losses) Gains on financial assets and liabilities at fair value through profit or loss, net	(1)	(3,470)	(546,256)
Other operating income	50,128	76,030	91,181
Other administrative expenses	(56,634,807)	(37,265,512)	(146,287,154)

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

	Balances as of
Subsidiaries (1)	December 31, 2025	December 31, 2024
Assets
Loans and advances	292,111,647	133,512,577
Derivatives (Assets)	76,325	—
Other debt securities	654,930	—
Liabilities
Deposits	75,657,673	47,029,465
Other liabilities	6,642,821	2,209,923
Debt securities issued	150,228	—
Off-balance sheet transaction

Interest rate swaps	4,111,111	—
Securities in custody	2,138,644	1,363,221

	Results
	December 31, 2025	December 31, 2024	December 31, 2023

Interest income	82,405,149	59,609,456	79,119,558
Fee and commission income	(988,240)	(4,139,600)	(10,311,764)
Interest expense	80,907	124,501	120,715
Fee and commission expense	(13,501,898)	(8,613,543)	(10,130,619)
Exchange differences, net	2,166	3,119	77
Other operating income (2)	5,447,576	4,010,423	4,632,774
Other administrative expenses	(1,589,081)	(730,310)	(2,712,062)
Other operating expenses	(78)	(546)	—
(1)The transactions between BBVA and its subsidiaries included in the preceding table were eliminated for the purposes of consolidation in the Consolidated Financial Statements as of December 31, 2025 and 2024, respectively.
(2)Operating leases.

Transactions have been agreed upon on an arm’s length basis. All loans to related parties were classified as performing.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

	Balances as of
Associates / Joint Ventures	December 31, 2025	December 31, 2024
Assets
Cash and deposits in banks	7,053	—
Loans and advances	62,787,740	20,247,669
Derivatives (Assets)	642,156	780,465
Other financial assets	5,833,987	3,892,838
Liabilities
Deposits	9,946,878	5,145,737

Off-balance sheet transaction

Interest rate swaps	14,000,000	—
Securities in custody	37,726,945	28,582,767
Guarantees received	237,259	220,810
Sureties granted	237,259	220,810

	Results
	December 31, 2025	December 31, 2024	December 31, 2023

Interest income	23,601,831	11,316,766	10,138,729
Fee and commission income	(1,147,839)	(250,967)	(3,926,521)
Interest expense	28,403,281	19,634,954	13,438,450
Fee and commission expense	(29,327)	(24,872)	(65,469)
(Losses) Gains on financial assets and liabilities at fair value through profit or loss, net	87,581	1,359,203	433,209
Exchange differences, net	86,892	27,905	3,707
Other operating income (2)	3,248,450	2,529,056	2,950,710
Other administrative expenses	—	(208,676)	(185,702)
Other operating expenses	(1,172)	—	—

(1)Operating leases.
(2)These balances represent commercial guarantees granted.
Transactions have been agreed upon on an arm’s length basis. All loans to related parties were classified as performing.
37. Leases
The Group as lessee
The Group leases branches under lease contracts. Leases are typically for a term of 5 years, with the option to renew after that date. Payments for leases are increased annually to reflect the market conditions.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Below are the minimum future payments of leases under lease contracts not subject to cancellation as of December 31, 2025 and 2024:

	Leases in U.S. dollars	Leases in local currency	Total as of December 31, 2025	Total as of December 31, 2024
Up to 1 year	2,878,760	497,134	3,375,894	1,482,335
From 1 to 5 years	26,590,697	6,557,864	33,148,561	28,848,350
More than 5 years	14,973,281	—	14,973,281	12,289,277
TOTAL			51,497,736	42,619,962
The interest on liabilities from finance lease as of December 31, 2025 and 2024, amounts to 5,009,579 and 5,394,272, respectively. The exchange rate loss difference recognized in profit or loss as of December 31, 2025 and 2024, amounts to 13,144,431 and 9,683,558, respectively.
38. Investment Portfolio - Government and Corporate Securities
The Group owns, manages and trades a portfolio of securities issued by the Argentine and other governments and corporate issuers. The following table sets out the Group’s investments in Argentine and other governments and corporate securities as of December 31, 2025 and 2024 by type and currency of denomination.

Account	Fair	Book	Book
	value	Value	Value
	level	12.31.2025	12.31.2024

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Local:
Government Securities - In pesos

Argentine Treasury Bond Capitalizable. Maturity 02-13-2026	1	81,391,861	8,775,833
Argentine Treasury Bond Capitalizable. Maturity 01-30-2026	1	69,765,920	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 11-30-2026	2	32,016,031	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-29-2026	1	27,486,650	—
Treasury Bonds in pesos adjusted by Cer. Maturity 03-31-2026	1	23,877,555	15,467,671
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-30-2026	1	16,111,694	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-17-2026	1	11,851,905	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-27-2026	1	9,220,113	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 11-30-2026	2	9,152,759	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-29-2026	1	8,901,455	—
Treasury Bonds in pesos adjusted by Cer 2%. Maturity 11-09-2026	1	3,733,466	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-31-2026	1	2,250,170	—
Argentine Treasury Bill Capitalizable in Pesos at TAMAR rate. Maturity 08-31-2026	1	1,065,138	—
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2026	1	1,003,704	—
Argentine Treasury Bond in pesos at Dual rate. Maturity 03-16-2026	1	667,639	—
Argentine Treasury Bond in Pesos adjusted by CER. Maturity 06-30-2026	1	127,211	—
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-16-2025	1	—	60,015,466
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2025	2	—	9,754,242
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-28-2025	1	—	5,173,715
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-28-2025	1	—	4,229,970
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-15-2025	1	—	2,882,428
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-17-2025	2	—	2,691,922
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-30-2025	1	—	2,659,104
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-31-2025	1	—	2,526,054
Argentine Treasury Bond in Pesos adjusted by CER 4.25%. Maturity 02-14-2025	1	—	2,382,044
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-16-2025	1	—	1,574,020
Treasury Bill Capitalizable in Pesos. Maturity 08-29-2025	1	—	1,344,596
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-14-2025	1	—	591,349
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 10-31-2025	1	—	274,328
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-30-2025	1	—	186,800
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-14-2025	1	—	104,601
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-31-2025	1	—	36,143
Subtotal Government Securities - In pesos		298,623,271	120,670,286

Government Securities - In foreign currency

Argentine Treasury Bills in USD Zero Coupon. Maturity 01-30-2026	2	14,434,761	—
Argentine Treasury Bills in USD Zero Coupon. Maturity 01-16-2026	1	122,660	—
AL30 Bond Local Law USD Step Up. Maturity 07-09-2030	1	1,796,177	87,110

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Account	Fair	Book	Book
	value	Value	Value
	level	12.31.2025	12.31.2024

Subtotal Government Securities - In foreign currency		16,353,598	87,110

Private Securities - In pesos

Corporate Bond Arcor Series 3 in Pesos Uva. Maturity 12-15-2026	2	314,022	—

Subtotal Private Securities - In Pesos		314,022	—

Private Securities - In foreign currency

Corporate Bond CNH Industrial Capital Argentina Series 10 in USD. Maturity 06-03-2028	2	176,881	—

Subtotal Private Securities - In foreign currency		176,881	—

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		315,467,772	120,757,396

EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:

Private Securities - In pesos

Acción BYMA- Bolsas y Mercados Argentina	1	7,477,421	7,975,690
Acción Banco de Valores de Bs. As.	1	2,582,396	2,752,230
Mutual Funds	1	1,734,669	985,529

Subtotal Private Securities - In pesos		11,794,486	11,713,449

TOTAL EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS		11,794,486	11,713,449

DEBT SECURITIES AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Local:

Government Securities - In pesos

Treasury Bonds in pesos adjusted by Cer. Maturity 03-31-2026 (1)	1	429,459,063	519,491,185
Argentine Treasury Bill Capitalizable in Pesos at TAMAR rate. Maturity 04-30-2026 (1)	2	336,456,250	—
Argentine Treasury Bond in pesos at Dual rate. Maturity 03-16-2026 (1)	1	289,826,625	—
Argentine Treasury Bond in pesos at Dual rate. Maturity 09-15-2026 (1)	1	275,420,451	—
Argentine Treasury Bond in pesos at Dual rate. Maturity 12-15-2026 (1)	1	264,524,334	—
Argentine Treasury Bond in pesos at Dual rate. Maturity 06-30-2026 (1)	1	196,198,742	—
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2026 (1)	1	157,628,777	188,289,723
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-30-2026 (1)	1	129,257,280	—
Treasury Bonds in pesos adjusted by Cer. Maturity 10-30-2026 (1)	1	124,470,583	—
Argentine Treasury Bill Capitalizable in Pesos at TAMAR rate. Maturity 08-31-2026 (1)	1	103,726,080	—
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-17-2026 (1)	1	50,054,500	—
Argentine Treasury Bond in Pesos adjusted by CER. Maturity 06-30-2026 (1)	1	27,938,068	34,793,813
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 03-31-2027	1	16,117,673	—
Argentine Treasury Bond in Pesos at Fixed Rate. Maturity 05-30-2030	1	6,892,784	—
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2027	1	4,215,656	—
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2025	1	—	323,029,081
Argentine Treasury Bond Capitalizable in Pesos. Maturity 12-15-2025	1	—	173,314,556
Treasury Bonds in pesos adjusted by Cer 2%. Maturity 11-09-2026	1	—	8,127,032
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-28-2025	1	—	326,351,856
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-31-2025	1	—	323,744,254
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-31-2025	1	—	1,103,688
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-18-2025	1	—	84,059,204
Treasury Bill Capitalizable in Pesos. Maturity 08-29-2025	1	—	42,851,777
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-30-2025	1	—	41,470,523
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-14-2025	1	—	46,489,081
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-14-2025	1	—	76,396,530
Argentine Treasury Bills Capitalizable in Pesos. Maturity 09-12-2025	1	—	42,851,777
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-30-2025	1	—	39,316,423
Argentine Treasury Bills Capitalizable in Pesos. Maturity 09-30-2025	1	—	84,881,379
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 02-14-2025	1	—	24,574,583
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 06-30-2025	1	—	7,912,615
Argentine Treasury Bond Capitalizable in Pesos. Maturity 10-17-2025	1	—	168,668,279
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-16-2025	1	—	213,454,174
Argentine Treasury Bills Capitalizable in Pesos. Maturity 07-31-2025	1	—	204,481,254

Subtotal Government Securities - In pesos		2,412,186,866	2,975,652,787

Government Securities - In foreign currency

Argentine Treasury Bills in USD Zero Coupon. Maturity 01-16-2026	1	4,735,799	—

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Account	Fair	Book	Book
	value	Value	Value
	level	12.31.2025	12.31.2024

Subtotal Government Securities - In foreign currency		4,735,799	—

BCRA Notes - In foreign currency

Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series C)	2	—	14,444,664
Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series D)	2	—	14,168,958
Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series A)	2	—	10,360,418
Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series B)	2	—	9,828,855

Subtotal BCRA Notes - In foreign currency		—	48,802,895

Private Securities - In pesos

Corporate Bond Mercado Pago Series 1 in Pesos at TAMAR floating rate. Maturity 07-18-2026	1	6,330,000	—
Corporate Bond Fiat Compañía Financiera Series 20 in Pesos. Maturity 03-01-2026	2	—	2,661,430
Corporate Bond New San S.A. in Pesos Series 20 Private BADLAR. Maturity 02-01-2025	3	—	357,686
Corporate Bond Bco. de Serv. Financieros Cl. 24 in Pesos at Floating Rate. Maturity 02-02-2025	3	—	280,422
Corporate Bond New San S.A. in Pesos Series 21 Private BADLAR. Maturity 05-09-2025	3	—	225,068
Corporate Bond Refi Pampa Series 2 in Pesos Uva. Maturity 05-06-2025	3	—	142,420

Subtotal Private Securities - In pesos		6,330,000	3,667,026

Private Securities - In foreign currency

Corporate Bond CNH Industrial Capital Argentina. Series 10 in USD. Maturity 06-03-2028	2	4,422,034	—
Corporate Bond Luz De Tres Picos 4 in USD. Maturity 09-29-2026	2	4,408,514	3,793,350
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 48 in USD. Maturity 03-05-2028	2	3,646,717	—
Corporate Bond Petroquímica Comodoro Rivadavia Series R in USD. Maturity 10-22-2028	1	3,422,332	3,353,679
Corporate Bond 360 Energy Solar S.A. Series 4 in USD at a fixed interest rate. Maturity 10-30-2027	1	3,353,010	3,509,309
Corporate Bond Minera EXAR Series 1 in USD. Maturity 11-11-2027	1	2,873,434	2,785,942
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 07-14-2028	1	2,804,442	2,708,048
Corporate Bond CAPEX S.A. Series 10 in USD. Maturity 07-05-2027	2	2,569,880	2,169,543
Corporate Bond CAPEX S.A. Series 11 in USD. Maturity 06-17-2028	2	2,156,288	—
Corporate Bond YPF S.A. Series 35 in USD at fixed rate. Maturity 02-27-2027	1	1,762,683	—
Corporate Bond Petroquímica Comodoro Rivadavia Series O in USD. Maturity 09-22-2027	2	1,559,462	1,330,384
Corporate Bond Petroquímica Comodoro Rivadavia S.A. Series T in USD. Maturity 07-21-2028	2	1,492,983	—
Corporate Bond John Deere Credit Cia Financiera S.A. Series X in USD. Maturity 03-08-2026	2	1,475,644	1,338,504
Corporate Bond Ledesma Series 15 in USD at fixed rate. Maturity 10-04-2027	1	424,690	—
Corporate Bond Vista Energy Series 23 in USD. Maturity 03-06-2027	2	—	5,504,060
Corporate Bond Tecpetrol S.A. Series 7 in USD. Maturity 04-22-2026	2	—	4,102,026
Corporate Bond YPF Series 32 in USD. Maturity 10-10-2028	2	—	4,005,883
Corporate Bond YPF Series 29 in USD. Maturity 05-28-2026	2	—	2,730,248
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 03-08-2027	2	—	2,695,844
Corporate Bond Vista Energy Series 20 in USD. Maturity 07-20-2025	2	—	2,291,942
Corporate Bond YPF Series 33 in USC. Maturity 10-10-2028	2	—	2,034,896
Corporate Bond Pampa Energia S.A. Series 20 in USC. Maturity 03-26-2026	2	—	1,381,837

Subtotal Private Securities - In foreign currency		36,372,113	45,735,495

Financial assets pledged as collateral - In pesos

Argentine Treasury Bond in pesos at Dual rate. Maturity 12-15-2026	1	73,863,350	—
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2027	1	17,017,384	—
Argentine Treasury Bond in Pesos adjusted by CER. Maturity 06-30-2026	1	5,908,080	—
Argentine Treasury Bond in pesos at Dual rate. Maturity 06-30-2026	1	61,348	—
Treasury Bonds in pesos adjusted by 4.25% CER. Maturity 02-14-2025	1	—	90,971,371
Argentine Bond adjusted by 2% CER in pesos Tx26 (Boncer). Maturity 11-9-2026	1	—	67,766,452
Treasury Bonds in pesos adjusted by Cer 0% . Maturity 12-15-2025	1	—	5,697,675

Subtotal Financial assets pledged as collateral - In pesos		96,850,162	164,435,498

Financial assets pledged as collateral - In foreign currency

Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series D)	1	15,414,967	—

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

Account	Fair	Book	Book
	value	Value	Value
	level	12.31.2025	12.31.2024

Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series C)	1	15,404,922	—
Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series B)	1	2,940,000	—
Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series B)	1	1,513,314	—
Corporate Bond YPF S.A. Series 35 in USD at fixed rate. Maturity 02-27-2027	1	440,671	—
Argentine Treasury Bills in USD Zero Coupon. Maturity 01-16-2026	1	158,496	—

Subtotal Financial assets pledged as collateral - In foreign currency		35,872,370	—

Government securities pledged as collateral - In pesos

Treasury Bonds in pesos adjusted by Cer. Maturity 03-31-2026		144,240,244	—
Argentine Treasury Bond in pesos at Dual rate. Maturity 06-30-2026		115,233,574	—
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2027		79,964,631	—
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2026		51,671,025	—
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 03-31-2027		39,604,500	—
Argentine Treasury Bond in pesos at Dual rate. Maturity 12-15-2026		35,528,943	—
Argentine Treasury Bond in pesos at Dual rate. Maturity 09-15-2026		19,205,500	—
Argentine Treasury Bond in Pesos adjusted by CER. Maturity 06-30-2026		6,443,920	—

Subtotal Government securities pledged as collateral - In pesos		491,892,337	—

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		3,084,239,647	3,238,293,701

EQUITY INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Local:

Private Securities - In pesos

Compensadora Electrónica S.A.	3	4,687,121	3,205,818
Mercado Abierto Electrónico S.A.	3	4,294,797	1,330,984
Seguro de Depósitos S.A.	3	361,110	352,904
Other	3	12,208	19,779

Subtotal Private Securities - In pesos		9,355,236	4,909,485

Foreign:

Private Securities - In foreign currency

Banco Latinoamericano de Exportaciones S.A.	2	1,310,020	968,160
Other	2	64,275	45,402

Subtotal Private Securities - In foreign currency		1,374,295	1,013,562

TOTAL EQUITY INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		10,729,531	5,923,047

DEBT SECURITIES AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bill Capitalizable in Pesos at TAMAR rate. Maturity 01-16-2026 (1)	2	561,135,419	—
Argentine Treasury Bonds in Pesos. Maturity 05-23-2027 (1)	2	15,954,621	31,623,614
Argentine Treasury Bonds in pesos at 0.70% Badlar Private Rate. Maturity 11-23-2027 (1)	2	6,888,116	13,644,707
Argentine Treasury Bonds in Pesos. Maturity 08-23-2025	2	—	165,082,677

Subtotal Government Securities - In pesos		583,978,156	210,350,998

Allowances for credit losses		(700,195)	(9,702,641)

TOTAL DEBT SECURITIES AT AMORTIZED COST		583,277,961	200,648,357
(1) Correspond to securities computed for minimum cash as of December 31, 2025, Note 42.a)

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

39. Restrictions to the distribution of earnings
a)In accordance with the regulations of the BCRA, 20% of the income for the year plus/less adjustments of prior years’ results, transfers from other comprehensive income to unappropriated retained earnings and less the accumulated loss at the end of the previous year, if any, must be allocated to the legal reserve. Consequently, the next Shareholders’ Meeting must apply 49,998,273 of Retained Earnings to increase the balance of such reserve.
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
In addition, no distributions of earnings shall be made with the profits resulting from the first time application of IFRS Accounting Standards, which shall be included as a special reserve, and the balance of which as of December 31, 2025 amounted to 211,830,083 in accordance with BCRA GAAP.
Besides, the Entity shall verify that, once the proposed distribution of earnings is made, a capital conservation margin equivalent to 2.5% of the risk-weighted assets is kept, which is additional to the minimum capital requirement set forth by law, and shall be paid in with level 1 ordinary capital (COn1), net of deductible concepts (CDC0n1).
Pursuant to Communication "A" 8214, the BCRA provided that until December 31, 2025, financial institutions that have the BCRA's prior authorization may distribute earnings for up to 60% of the amount that would have corresponded to them in ten equal, monthly and consecutive installments (as from June 30, 2025 and not before the next to last business day of the following months). In addition, it established that the items used in determining the distributable earnings, and the amounts of the abovementioned installments should be computed in constant pesos as of the date of the Shareholders’ Meeting or as of the payment date of each installment, as applicable. Subsequently, by means of Communication "A" 8235, the BCRA established that financial institutions that resolve to distribute earnings within the framework of the provisions of Communication "A" 8214, should grant nonresident shareholders the option to collect their dividends –in full or in part– in a single installment in cash, provided that such funds be directly used for the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations.
Pursuant to Communication “A” 8410 dated March 19, 2026, up to December 31, 2026, the Central Bank enabled financial entities that obtained its prior authorization, to distribute dividends for up to 60% of their “distributable profit” for the 2025 fiscal year in three equal, monthly and consecutive installments, starting from the third business day of May 2026 and with each such installment being paid no earlier than the third business day of each subsequent month.
c)Pursuant to the provisions of General Resolution 622 of the CNV, the Shareholders’ Meeting that considers the annual financial statements shall resolve upon the specific use of accumulated earnings of the Entity.

On April 28, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:
•To allocate 11,765,158 (104,952,420 in restated amounts) out of Unappropriated retained earnings for fiscal year 2022 to the Legal Reserve.
•To allocate 47,060,630 (419,809,678 in restated amounts) to Unappropriated retained earnings for fiscal year 2022 to the Optional Reserve for future distribution of earnings.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

•To allocate 35,566,224 (223,089,193 in restated amounts) to the payment of dividends by partially reversing the Optional Reserve for future distribution of earnings.
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
On April 26, 2024, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:
•To allocate 32,908,378 (94,270,211 in restated amounts) out of Unappropriated retained earnings for fiscal year 2023 to the Legal Reserve.
•To allocate 131,633,510 (377,080,843 in restated amounts) to Unappropriated retained earnings for fiscal year 2023 to the Optional Reserve for future distribution of earnings.
•To allocate 264,227,685 (667,608,056 in restated amounts) to the payment of dividends by partially reversing the Optional Reserve for future distribution of earnings.
•To request the BCRA for authorization to pay dividends for 264,227,685 (667,608,056 in restated values)
On May 3, 2024, the BCRA approved the distribution of 264,227,685 (667,608,056 in restated values) which were be paid as follows as established by Communications “A” 7997 and “A” 7999:
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
On April 23, 2025, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:
•To allocate 70,648,487 (92,936,708 in restated amounts) out of Unappropriated retained earnings for fiscal year 2024 to the Legal Reserve.
•To allocate 282,593,950 (371,746,831 in restated amounts) to Unappropriated retained earnings for fiscal year 2024 to the Optional Reserve for future distribution of earnings.
•To allocate 89,413,163 (117,621,440 in restated amounts) to the payment of dividends by partially reversing the Optional Reserve for future distribution of earnings.
•To request the BCRA for authorization to pay dividends for 89,413,163 (117,621,440 in restated values)
On May 12, 2025, the BCRA approved the distribution of 89,413,163 (117,621,440 in restated amounts), which were paid as established by Communications “A” 8214 and “A” 8235:
•Non-resident shareholders: they may opt to collect their dividends in a single installment in cash, provided that such funds be directly used for the primary subscription of BOPREAL. The payment in BOPREAL was made on the date of the settlement of the bid made by the BCRA.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

If they did not opt for the subscription of BOPREAL, the payment to nonresident shareholders will be made in Argentine pesos
•Resident shareholders: payment to resident shareholders will be made in pesos.
The payment to BOPREAL was made on June 25, 2025, while as of the date of publication of these financial statements, all installments for resident shareholders were paid, according to the following schedule:

2025 / 2026
No. Installment	Cut off Date	Payment Date	In Thousands of Argentine pesos
1	June 25, 2025	June 30, 2025	3,387,108
2	July 28, 2025	July 31, 2025	3,441,942
3	August 26, 2025	August 29, 2025	3,507,392
4	September 25, 2025	September 30, 2025	3,573,181
5	October 25, 2025	October 31, 2025	3,647,356
6	November 25, 2025	November 28, 2025	3,732,774
7	December 23, 2025	December 30, 2025	3,825,081
8	January 27, 2026	January 30, 2026	3,933,913
9	February 24, 2026	February 27, 2026	4,047,272
10	March 26, 2026	March 31, 2026	4,164,493
As of December 31, 2025, the amount of 11,801,738 recorded under Other liabilities refers to the remaining dividends payable approved by the meeting for fiscal 2024, which was fully paid as of the issuance date of these consolidated financial statements.
40. Restricted assets
As of December 31, 2025 and 2024, the Group had the following restricted assets:
a)The Entity used as security for loans agreed under the Global Credit Program for MSMEs granted by the Inter-American Development Bank (IDB):

	December 31, 2025	December 31, 2024
Argentine Treasury Bonds adjusted by CER in pesos maturing in 2026	—	7,726
	—	7,726
b)Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 1,201,782,275 and 609,025,348 as of December 31, 2025 and 2024, respectively (see Notes 6.4 and 7.1.).
41. Banking deposits guarantee insurance system
Law 24,485 and Decree 540/95 provided for the creation of the Deposit Guarantee Insurance System, with the purpose of covering the risks of bank deposits, in a subsidiary and complementary manner to the system of privileges and protection of deposits established by the Financial Institutions Law.

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
Deposits in pesos and foreign currency made with the participating entities under the form of checking accounts, savings accounts, time deposits or otherwise as determined by the BCRA up to the amount of 25,000 and which meet the requirements of Decree 540/95 and those to be set forth by the enforcement authority shall fall within the scope of said decree. Through Communication “A” 8407 of March 5, 2026, the BCRA updated the amount to 50,000.
In August 1995, SEDESA was incorporated, and the Entity has an 9.6486% share of its capital stock as of December 31, 2025 (BCRA Communication “B” 12,955). Through Communication “B” 13,138 of March 18, 2026, the BCRA updated the participation to 11.3549%.
As of December 31, 2025 and 2024, the contributions to the Deposit Guarantee Fund were recorded in the item “Other operating expenses — Contributions to the deposits guarantee fund” in the amounts of 23,871,317 and 14,383,350, respectively.

42. Minimum cash and minimum capital
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
Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period on an individual basis. The items included for the purpose of meeting that requirement are detailed below:

Accounts	December 31, 2025	December 31, 2024
Balances at the BCRA
BCRA – current account - not restricted	2,165,865,584	996,656,856
BCRA – special guarantee accounts – restricted	347,046,379	278,581,901
	2,512,911,963	1,275,238,757
Government securities in pesos – Measured at fair value through OCI (1)	2,384,960,753	2,634,765,198
Government securities in pesos – Measured at amortized cost (1)	583,978,156	210,350,998
TOTAL	5,481,850,872	4,120,354,953
(1) See detail of securities considered, as of December 31, 2025, in Note 38, identified with the reference (1).
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

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

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
The breakdown of minimum capital at consolidated level is detailed below:

Minimum capital requirements	December 31, 2025	December 31, 2024
Credit risk	(1,374,859,632)	(953,336,529)
Operational risk	(55,753,191)	(334,047,946)
Market risk	(5,092,953)	(3,296,094)
Total capital	3,047,646,503	3,024,195,815
Excess capital	1,611,940,727	1,733,515,246

Banco BBVA Argentina S.A.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (in thousands of Argentine pesos in constant currency – Note 2.1.5) (cont.)

43. Subsequent events

Openpay Argentina S.A. – Capital contribution
On February 4, 2026, a capital contribution in the amount of 123,730 was made to Openpay Argentina S.A. This contribution is intended to provide working capital for the conduct of its activities. It should also be noted that, at the Shareholders’ Meeting held on the same date, 123,729,522 common, registered, non-endorsable shares, with a par value of ARS 1 each and one vote per share, were issued in favor of the Bank.
The Bank’s ownership interest did not change and, as of the date of the contribution, remained at 12.51% of the company.

Debt securities issued by the Bank - Class 40/41
In February and March of 2026, the Entity issued corporate bonds under the conditions detailed below:

Issuance conditions
Class	40	41
Term	18 months	12 months
Currency	Dollar	Pesos
Amortization	Bullet	Bullet
Payment of interest	Semi-annual	Quarterly
Nominal Value	36,503	45,457,222
Annual Nominal	5%	TAMAR + 3.50%

No other events or transactions have occurred between year-end and the date of these Consolidated Financial Statements which may significantly affect the Entity’s financial position or results of operations as of December 31, 2025.